Form 20-F
period 1999-01-03
ROYAL AHOLD
filed 1999-04-12
CIK 869425

CONFORMED COPY

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F

(Mark One)

[_]         Registration Statement pursuant to Section 12 (b) or (g)
                     of the Securities Exchange Act of 1934

                                       or

[X]              Annual Report pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934

                   for the fiscal year ended January 3, 1999

or

[_]            Transition report pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934
                  for the transition period from.... to ....

                         Commission file number 0-18898

                             Koninklijke Ahold N.V.
             (Exact name of Registrant as specified in its charter)

                                  Royal Ahold
                (Translation of Registrant's name into English)

                                The Netherlands
                (Jurisdiction of incorporation or organization)

              Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
                    (Address of principal executive offices)

  Securities registered or to be registered pursuant to Section 12(b) of the
Act:

  Title of each class              Name of each exchange on which registered
  Common Shares at a par value of NLG 0.50 each,     New York Stock Exchange
  represented by American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                                                 None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                                                 None.

   Indicate the number of outstanding shares of each of the is-
    suer's classes of capital or common stock as of the close of the period covered by the Annual Report:
   Cumulative Preferred Shares par value NLG 1,000 per share              none
   Cumulative Preferred Financing Shares par value NLG 0.50 per
    share                                                          144,000,000
   Convertible Cumulative Preferred Shares par value NLG 0.50 per
    share                                                                 none
   Common Shares par value NLG 0.50 per share                      628,096,550

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X]No [_]

  Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 [_]Item 18 [X]

TABLE OF CONTENTS

                                                                                                  Page
                                                                                                  ----
GENERAL INFORMATION.............................................................................    1
PART I
Item 1.   Description of Business................................................................   3
Item 2.   Description of Property................................................................  17
Item 3.   Legal Proceedings......................................................................  18
Item 4.   Control of Registrant..................................................................  18
Item 5.   Nature of Trading Market...............................................................  20
Item 6.   Exchange Controls and Other Limitations Affecting Security Holders.....................  20
Item 7.   Taxation...............................................................................  21
Item 8.   Selected Financial Data................................................................  21
Item 9.   Management's Discussion and Analysis of Financial Condition and Results of Operations..  24
Item 9A.  Quantitative and Qualitative Disclosures about Market Risk.............................  36
Item 10.  Directors and Officers of Registrant...................................................  38
Item 11.  Compensation of Directors and Officers.................................................  40
Item 12.  Options to Purchase Securities from Registrant or Subsidiaries.........................  40
Item 13.  Interest of Management in Certain Transactions.........................................  41
PART II
Item 14.  Description of Securities to be Registered.............................................  42
PART III
Item 15.  Defaults upon Senior Securities........................................................  42
Item 16.  Changes in Securities and Changes in Security for Registered Securities................  42
PART IV
Item 17.  Financial Statements...................................................................  43
Item 18.  Financial Statements...................................................................  43
Item 19.  Financial Statements and Exhibits......................................................  76

GENERAL INFORMATION

The consolidated financial statements of Koninklijke Ahold N.V., also referred to as Royal Ahold or Ahold, appear in Item 18 of this annual report. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP"). Dutch GAAP differs in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP"). The differences between Dutch GAAP and U.S. GAAP which materially affect Royal Ahold's reported net earnings and stockholders' equity are explained in the Notes to the consolidated financial statements, followed by a reconciliation of Dutch GAAP net earnings and stockholders' equity to amounts computed under U.S. GAAP.

The consolidated financial statements of Royal Ahold and its consolidated subsidiaries contained in this annual report are stated in Dutch Guilders, referred to as Guilders or NLG. As a significant portion of Ahold's business is based in the United States, exchange rate fluctuations between the Guilder and the United States Dollar, referred to as Dollar or "$", are among the factors that have influenced year-to-year comparability of consolidated earnings and equity. The weighted average rate of the Guilder per Dollar used in preparation of the consolidated financial statements of Ahold was:

 .  NLG 1.98 for fiscal year 1998

 .  NLG 1.95 for fiscal year 1997

 .  NLG 1.69 for fiscal year 1996

The year end rates of the Guilder per Dollar applied to balances in the consolidated financial statements were:

 .  NLG 1.89 as of January 3, 1999

 .  NLG 2.00 as of December 28, 1997

The rates used in the preparation of the consolidated financial statements may vary in certain minor respects from the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York ("noon buying rate").

Solely for convenience of the reader, this annual report contains translations between certain Guilder amounts and dollar amounts at specified rates. Unless otherwise indicated, we have translated Guilders into Dollars at a rate of $1.00 = NLG 1.89 which is equal to the exchange rate used for Royal Ahold's 1998 balance sheet. Except for amounts translated for convenience purposes, we have translated certain foreign currency balance sheet amounts included in this report into Guilders using the exchange rate prevailing as of the end of Royal Ahold's respective reporting period. We have translated certain foreign currency income statement amounts included in this report into Guilders using the weighted average exchange rate during Royal Ahold's respective reporting period.

Our fiscal year generally consists of 52 weeks and ends on the Sunday nearest to December 31 of each calendar year. The quarters that we use for interim financial reporting are determined as follows:

 .  the first quarter consists of the first 16 weeks of the fiscal year;

 . the second, third and fourth quarters consist of the subsequent 12-week periods (except years containing 53 weeks have a 13-week fourth quarter).

Fiscal year 1998 contained 53 weeks and ended on January 3, 1999. Fiscal year 1997 and fiscal year 1996 each contained 52 weeks and ended on December 28, 1997 and December 29, 1996, respectively.

Certain sales area data in the tables in this report have been presented in terms of square feet. Square feet may be converted to square meters by multiplying the number of square feet by 0.093 and square meters may be converted to square feet by multiplying the number of square meters ("m/2/") by 10.75.

Unless otherwise indicated, references to currencies of countries other than the Netherlands or the United States are as follows:

            Country                                         Currency      Symbol
            -------                                    ------------------ ------
        Brazil........................................ Brazilian Reals     BRL
        Portugal...................................... Portuguese Escudos  PTE
        Thailand...................................... Thai Baht           THB

The Netherlands, country of domicile of Royal Ahold, is one of the countries that participate in the Economic and Monetary Union. Effective January 1, 1999, the new currency unit of the Union, the Euro ("(Euro)"), has been fixed at a rate of (Euro) 1.00 = NLG 2.20371, as set by the Council of the European Union. The noon buying rate for the Euro, as converted into Guilders, was NLG
2.0390 per $1.00 as of March 31, 1999.

Royal Ahold has adopted the Euro as its reporting currency effective fiscal year 1999.

Address of Royal Ahold

Visitor's Address         Mailing Address
Royal Ahold               P.O. Box 3050
Albert Heijnweg 1         1500 HB Zaandam
Zaandam, The Netherlands  The Netherlands

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Overview
Ahold is the largest food retailer in the Netherlands based on 1998 sales and number of stores and one of the largest food retailers in the United States based on 1998 sales. It is also one of the largest and among the most internationally diverse food retailing groups world-wide. As of fiscal year end 1998, Ahold operated over 3,600 stores, including over 600 franchise stores, and employed approximately 280,000 people world-wide. Store formats are primarily supermarkets, but Ahold also operates through hypermarkets, discount stores, specialty stores and convenience stores. As of March 31, 1999 Royal Ahold had a market capitalization of NLG 49.2 billion or (Euro) 22.3 billion ($26.0 billion). The following table sets out, as of the dates indicated, Royal Ahold's store count and sales area by geographic region:
                Store Count and Sales Area by Geographic Region

                                        As of Fiscal Year end
                     -----------------------------------------------------------
                            1998                1997                1996
                     ------------------- ------------------- -------------------
                     Store  Sales Area   Store  Sales Area   Store  Sales Area
                     Count (sq. ft. 000) Count (sq. ft. 000) Count (sq. ft. 000)
The Netherlands (1)  1,751     9,410     1,750     8,969     1,649     8,391
United States (1)    1,031    30,175       830    23,208       817    22,437
Other Europe           418     4,448       348     3,493       267     2,673
Latin America          292     5,964        93     2,405        50     1,322
Asia Pacific           138     1,715        78     1,487        36       212
                     -----    ------     -----    ------     -----    ------
Total                3,630    51,712     3,099    39,562     2,819    35,035
                     =====    ======     =====    ======     =====    ======

--------
(1) Including franchise stores
Ahold's operations are located primarily in the United States and the Netherlands. Sales in the United States accounted for 55% of the total sales in 1998 while sales in the Netherlands accounted for 29% of total sales. Ahold also has operations in Portugal, the Czech Republic, Poland, Spain, Latin America, and in several countries in Asia Pacific. Ahold's principal business is food retailing. Food retailing accounted for 92% of total sales in 1998. Royal Ahold also engages in wholesale, institutional food supply and certain specialty retailing activities in the Netherlands. The following tables set out, for the periods indicated, Ahold's sales and operating results by business segment and geographic region:
                  Sales by Business Segment/Geographic Region

                                     Fiscal Year
                       ---------------------------------------
                             1998           1997       1996
                       ----------------- ---------- ----------
                        ($)   (NLG)  (%) (NLG)  (%) (NLG)  (%)
                          (in millions, except percentages)
Food retailing:
 The Netherlands (1)    6,511 12,306  21 11,658  23 11,064  30
 United States (1) (2) 16,174 31,959  55 27,879  55 18,968  52
 Other Europe           2,007  3,793   6  3,156   6  2,528   7
 Latin America          2,447  4,625   8  2,581   5     --  --
 Asia Pacific             474    896   2    921   2     56  --
                       ------ ------ --- ------ --- ------ ---
Total food retailing   27,613 53,579  92 46,195  91 32,616  89
Food wholesaling        2,425  4,584   8  4,199   9  3,788  11
Other activities          106    201  --    174  --    134  --
                       ------ ------ --- ------ --- ------ ---
Total                  30,144 58,364 100 50,568 100 36,538 100
                       ====== ====== === ====== === ====== ===

--------
(1) Includes sales to franchise stores.
(2) Dollar amounts represent the actual amount before translation into Guilders and were $14,291 million and $11,232 million in 1997 and 1996, respectively.

                     Operating Results by Business Segment

                                         Fiscal Year
                             -----------------------------------------
                                  1998            1997        1996
                             -----------------  ----------  ----------
                              ($)   (NLG)  (%)  (NLG)  (%)  (NLG)  (%)
                              (in millions, except percentages)
Food retailing               1,116  2,109   94  1,680   92  1,114   90
Food wholesaling                48     90    4     81    4     64    5
Real estate                     57    108    5    115    6     98    8
Other activities                12     23    1     32    2     20    2
Unallocated corporate costs    (47)   (88)  (4)   (71)  (4)   (53)  (5)
                             -----  -----  ---  -----  ---  -----  ---
Total                        1,186  2,242  100  1,837  100  1,243  100
                             =====  =====  ===  =====  ===  =====  ===

                    Operating Results by Geographic Region

                                         Fiscal Year
                             -----------------------------------------
                                  1998            1997        1996
                             -----------------  ----------  ----------
                              ($)   (NLG)  (%)  (NLG)  (%)  (NLG)  (%)
                              (in millions, except percentages)
The Netherlands                355    671   30    607   33    552   45
United States (1)              714  1,408   63  1,120   61    600   48
Other Europe                   114    215   10    179   10    165   13
Latin America                   74    139    6     81    4     --   --
Asia Pacific                   (54)  (103)  (5)   (79)  (4)   (21)  (1)
Unallocated corporate costs    (47)   (88)  (4)   (71)  (4)   (53)  (5)
                             -----  -----  ---  -----  ---  -----  ---
Total                        1,156  2,242  100  1,837  100  1,243  100
                             =====  =====  ===  =====  ===  =====  ===

--------
(1) Dollar amounts represent the actual amounts before translation into Guilders.

The following table shows average capital employed by geographic region. "Capital employed" is defined as fixed assets (including capitalized leases), plus goodwill (at initial cost at date of acquisition) and net working capital.

                 Average Capital Employed by Geographic Region

                     Average Capital
                   Employed for Fiscal
                          Year
                   -------------------
                    1998   1997  1996
                   ------ ------ -----
                    (NLG in millions)
The Netherlands     2,646  2,331 2,118
United States (1)  12,893 10,817 6,187
Other Europe        1,829  1,279   927
Latin America       1,890  1,125    --
Asia Pacific          429    269    --
                   ------ ------ -----
Total              19,687 15,821 9,232
                   ====== ====== =====

--------
(1) Actual amounts reflected in U.S. dollars prior to conversion into Guilders are $6,265 million, $5,695 million and $4,201 million for the fiscal year 1998, 1997 and 1996, respectively.

The Netherlands
Ahold pioneered the supermarket concept in the Netherlands and is currently the leading Dutch food retailer through its Albert Heijn supermarket chain, as measured by both sales volume and number of stores. With 686 supermarkets, including 169 franchise stores, Albert Heijn enjoys wide name recognition in the Dutch market. According to AC Nielsen, an international research agency, Albert Heijn had a market share of 28% in the Netherlands in 1998. It achieved this position by implementing a retailing strategy of offering customers a wide range of competitively priced products and a high service level in modern stores. Albert Heijn continually seeks to expand and strengthen its presence in the Dutch market and to improve its profitability through the following initiatives:

 .  developing customer loyalty programs;

 . servicing a growing number of independent franchisees operating under the Albert Heijn name and formula;

 .  investing in new technologies to improve productivity;

 .  expanding into additional food store formats; and

 .  undertaking acquisitions.

Ahold also owns 73% of the outstanding shares of Schuitema, a Dutch food wholesaler which supplies and provides retail support to approximately 500 independent food retailers in the Netherlands. According to AC Nielsen, the food retailers associated with Schuitema had a market share of approximately 11% in the Netherlands in 1998.

Royal Ahold also operates stores in the following specialty retailing areas in the Netherlands:

 .  wine and liquor (Gall & Gall);

 .  health, beauty care and natural products (Etos); and

 .  confectionery (Jamin).

In addition, Royal Ahold distributes a wide range of food and non-food products to hospitals, schools, other institutional customers and hospitality enterprises, such as hotels and restaurants. Royal Ahold also produces and processes various products, such as coffee, tea, wine and processed meats, mainly for sale under its own private label.

United States
Ahold has established itself, through acquisitions and internal growth, as one of the largest food retailers in the United States and the largest supermarket operator on the east coast of the United States based on 1998 sales. At the end of fiscal year 1998, Royal Ahold operated 902 supermarkets (including seven franchise supermarkets), 117 convenience stores (including nine franchise stores) and 12 discount drug stores in 15 eastern states plus Washington, D.C.

Royal Ahold has organized its U.S. operations into five independently-managed operating companies, each operating in its own distinct marketing area:

 .  Stop & Shop, the operator of 193 stores in Massachusetts, Connecticut,
   Rhode Island and New York;

 . Giant Foods, headquartered in Carlisle, Pennsylvania ("Giant-Carlisle") which operates 149 supermarkets in Pennsylvania, Virginia, West Virginia, Maryland, New Jersey, Long Island and the metropolitan New York City area;

 . BI-LO, which operates 266 supermarkets in the Carolinas, Tennessee and Georgia;

 . Tops, which operates 114 supermarkets in western and central New York, northwestern Pennsylvania and in the northeast Ohio area; and

 . Giant Food, headquartered in Landover, Maryland ("Giant-Landover"), which operates 173 stores in Washington, D.C., Maryland, Virginia, Delaware, New Jersey and Pennsylvania.

Additionally, in March 1999, Royal Ahold announced that it had agreed to acquire SMG-II Holding Corporation, which owns Pathmark Stores, Inc. Pathmark operated 132 stores at the end of 1998 in New Jersey, New York, Pennsylvania and Delaware. The acquisition is subject to a number of conditions, including obtaining necessary U.S. federal and state antitrust approvals. Ahold expects to complete the transaction in the second half of 1999.

Other Europe
Ahold also operates in other parts of Europe. Ahold is a 49% partner with Establecimentos Jeronimo Martins & Filho S.A. in Jeronimo Martins Retail, also referred to as JMR, in Portugal. JMR operates Pingo Doce, which operated a chain of 147 supermarkets as of the end of fiscal year 1998, and Feira Nova, which operated a chain of 17 hypermarkets as of the end of fiscal year 1998.

Since 1991, Ahold has been active in the Czech Republic, where as of the end of fiscal year 1998 it operated 149 supermarkets, hypermarkets and discount food stores through its over 99% owned subsidiary Euronova. This makes Royal Ahold one of the largest food retailers in the Czech Republic as measured by sales volume.

In 1995, Ahold established a joint venture, Ahold & Allkauf Polen Sp. z o.o., with the German retailer Allkauf-Gruppe to develop and operate retail stores in Poland. In January 1999, Royal Ahold acquired all of the outstanding shares of the joint venture. At the end of fiscal year 1998, Ahold & Allkauf Polen owned and operated 80 discount food stores, supermarkets and hypermarkets.

Royal Ahold began operations in Spain in late 1996 through a 50% joint venture, Store 2000, with the parent company of Spanish retailer Caprabo. Royal Ahold sold its interest in the joint venture in October 1998, and since then Ahold operates in Spain through its newly formed and wholly-owned subsidiary Ahold SuperMercados. Ahold SuperMercados acquired 15 stores in the Madrid area from Longinos Velasco in November 1998. In January 1999, Ahold SuperMercados acquired Dialco S.A., Dumaya, Castillo del Barrio and Guerrero S.A., four prominent supermarket companies located in southern Spain.

Latin America
In December 1996, Ahold entered into the Latin American market through an agreement with Bompreco S.A. ("Bompreco"). Under this agreement Ahold ultimately acquired 50% of the voting shares and 47.9% of the total capital of Bompreco S.A. Supermercados do Nordeste. Bompreco is the leading food retailer in northeastern Brazil. In June 1997, Bompreco acquired SuperMar (which was subsequently renamed Bompreco Bahia S.A.), a regional supermarket chain in northeastern Brazil. At the end of fiscal 1998, Bompreco operated 91 supermarkets, hypermarkets and other food retail stores, including 42 Bompreco Bahia stores.

In January 1998, Royal Ahold continued its expansion in Latin America through the formation of a 50% partnership with Velox Retail Holdings. The partnership, Disco Ahold International Holdings N.V., or DAIH, owns a 90.3% stake in Disco S.A., the largest supermarket company in Argentina, and a 65% stake in Santa Isabel S.A., the second-largest supermarket company in both Chile and Peru in terms of sales. As of the end of fiscal year 1998, Disco operated 111 stores in Argentina, and Santa Isabel operated 90 stores, with 63 stores in Chile, 19 in Peru, six in Paraguay and two in Ecuador.

In March 1999, Disco entered into an agreement to acquire Supamer S.A. and Gonzalez e Hijos S.A., both supermarket chains in Argentina, with a total of 75 supermarkets. Disco expects to complete these acquisitions by the end of April 1999, if certain conditions are met. Most of the stores expected to be acquired operate in the central Argentine province of Cordoba.

Asia Pacific
Since 1996, Ahold has been expanding into Asia Pacific markets by forming partnerships with local partners. As part of its development in this area in 1996, Ahold formed 60% owned partnerships to develop supermarket chains in Malaysia and Singapore with companies of the Kuok Group. Royal Ahold's ownership interest in Ahold Kuok Malaysia was reduced to 52.2% following certain acquisitions in 1998.

Royal Ahold also formed in 1996 a 50% partnership in the Shanghai region of China with Zhonghui Supermarket Co. In 1998, the partnership, Ahold Zhonghui Shanghai, acquired 22 supermarkets from Yaohan Liancheng in Shanghai. In January 1997, Ahold entered into a 49% owned consolidated partnership with the Central Robinson Group, which contributed 30 stores in Thailand. Ahold increased its interest to 100% in April 1998 subject to repurchase options granted to the Central Robinson Group. Additionally, Royal Ahold signed in July 1997 a technical assistance agreement with the PSP Group in Indonesia in connection with a potential development of a supermarket chain in July 1997.

At the end of fiscal year 1998 Ahold owned and operated 138 food retail stores in Asia Pacific.

Real Estate
Royal Ahold also has real estate subsidiaries in the Netherlands and the United States. These subsidiaries concentrate on the acquisition, development and management of retailing sites in support of Royal Ahold's retail operations.

History
Royal Ahold was founded in 1887. In 1948, Royal Ahold, then named Albert Heijn N.V., listed its shares on the Amsterdam Stock Exchange.

In 1973, the company's name was changed to Ahold N.V., indicative of its development as a holding company with interests in food retailing and related areas. Ahold's one hundredth anniversary in 1987 was marked by the granting of the "Koninklijke" title (Dutch for "Royal") by the Queen of the Netherlands, thus changing the full name of Ahold N.V. to Koninklijke Ahold N.V.

In order to further develop its strategy of sustained growth, Royal Ahold began its international expansion in 1977. Acquisitions in the United States have consisted of:

 .BI-LO in 1977;

 .Giant-Carlisle in 1981;

 .First National (Finast) in 1988;

 .Tops in 1991;

 .Red Food Stores in 1994;

 .Mayfair in 1995;

 .Stop & Shop in July 1996; and

 .Giant-Landover in October 1998.

Royal Ahold expects to finalize the acquisition of Pathmark in the second half of 1999.

Corporate and Organizational Structure
Royal Ahold is a corporation incorporated under the laws of the Netherlands as a holding company conducting business through subsidiaries. In the Netherlands, Ahold manages its businesses along operational lines. In other European countries and the United States it manages its businesses along geographical lines. Management of each individual chain is responsible for merchandising, store formats and marketing strategies. Decisions regarding the strategic direction and overall management of the group companies are taken at the holding company level.

In the Netherlands, operational management is divided into supermarkets, specialty retailing, food wholesaling, institutional food supply, food production and other operations. Retail operations outside the Netherlands primarily consist of supermarkets. In the United States, Ahold U.S.A., Inc., the U.S. holding company, coordinates the activities of the U.S. operating companies. In countries where Ahold operates through partnerships, the local partnership is typically responsible for management of the operations, with approval needed for certain investments and transactions by the partners.

Below is the organizational structure of the principal consolidated activities of Royal Ahold as of the end of fiscal year 1998:

                      PRINCIPAL ACTIVITIES OF ROYAL AHOLD


                      [ORGANIZATIONAL CHART APPEARS HERE]

Food Retailing
Royal Ahold is an internationally diverse food retailer, with its operations in the markets of the Netherlands, the eastern United States, certain other

European countries, Latin America and Asia Pacific. The following table sets out, for the periods indicated, food retailing sales by geographic region:
                   Food Retailing Sales by Geographic Region

                                   Fiscal Year
                      --------------------------------------
                          1998         1997         1996
                      ------------ ------------ ------------
                       (NLG)  (%)   (NLG)  (%)   (NLG)  (%)
                        (in millions, except percentages)
The Netherlands (1)    12,306   23  11,658   25  11,064   34
United States (1)      31,959   60  27,879   60  18,968   58
Other Europe            3,793    7   3,156    7   2,528    8
Latin America           4,625    8   2,581    6      --   --
Asia Pacific              896    2     921    2      56   --
                      ------- ---- ------- ---- ------- ----
Total food retailing   53,579  100  46,195  100  32,616  100
                      ======= ==== ======= ==== ======= ====

--------
(1) Including sales to franchise stores
As of the end of fiscal year 1998, Royal Ahold operated 3,630 stores, including 643 franchise stores. Over 2,300 of the stores are in a supermarket format. Where local market conditions require, Ahold has expanded into other formats, including specialty retailing, hypermarkets, cash-and-carry stores and convenience stores. Most of Royal Ahold's franchise stores are in the Netherlands and operate under trade names owned by Royal Ahold. They are indistinguishable from the stores owned by Royal Ahold in terms of store design and formula, but are owned independently by third parties. The following table sets out, at the end of fiscal year 1998, store count and sales area (in thousands of square feet) by company stores and franchise stores:

                         Company and Franchise Stores

                                       As of Fiscal Year End 1998
                 ------------------------------------------------------------------------
                     Company          Franchise        Company    Franchise
                 Supermarkets (1) Supermarkets (1)    Other (2)   Other (2)     Total
                 ---------------- ------------------ ----------- ----------- ------------
                  Store   Sales    Store    Sales    Store Sales Store Sales Store Sales
                  Count    Area    Count     Area    Count Area  Count Area  Count  Area
                 ---------------- -------- --------- ----- ----- ----- ----- ----- ------
The Netherlands      517    6,303      169     1,588  607    909  458   610  1,751  9,410
United States        895   29,352        7       259  120    520    9    44  1,031 30,175
Other Europe         383    3,100       --        --   35  1,348   --    --    418  4,448
Latin America        257    4,674       --        --   35  1,290   --    --    292  5,964
Asia Pacific         138    1,715       --        --   --     --   --    --    138  1,715
                 ------- --------  ------- ---------  ---  -----  ---   ---  ----- ------
Total              2,190   45,144      176     1,847  797  4,067  467   654  3,630 51,712
                 ======= ========  ======= =========  ===  =====  ===   ===  ===== ======

--------
(1) Includes grocery stores and food retail stores considered supermarkets under local market conditions.
(2) Includes certain specialty retail stores in the Netherlands, hypermarkets, mostly in Portugal and Brazil, minimarkets in Brazil, and convenience stores in the United States.

The following table gives an overview of changes in total store count (including franchise stores) for the periods indicated:

                      Changes in Consolidated Store Count

                        Fiscal Year
                     -------------------
                     1998   1997   1996
Beginning of period  3,099  2,819  2,437
Opened/acquired        745    393    541
Disposed              (214)  (113)  (159)
                     -----  -----  -----
End of period        3,630  3,099  2,819
                     =====  =====  =====

Food Retailing in The Netherlands
Ahold is the leading domestic food retailer in the Netherlands. The following table sets out, for the periods indicated, sales in millions of Guilders, store counts and sales area (in thousands of square feet) for Ahold's retailing operations in the Netherlands:

      Food Retailing Sales, Store Count and Sales Area by Business in the
                                  Netherlands

                                    As of and for the Fiscal Year Ended
                          --------------------------------------------------------
                                 1998               1997               1996
                          ------------------ ------------------ ------------------
                                 Store Sales        Store Sales        Store Sales
                          Sales  Count Area  Sales  Count Area  Sales  Count Area
                          ------ ----- ----- ------ ----- ----- ------ ----- -----
Albert Heijn company
 stores                    9,506   517 6,303  8,981   512 6,140  8,557   494 5,774
Albert Heijn franchising   1,565   169 1,588  1,490   168 1,494  1,398   171 1,445
Etos                         513   395   769    440   350   535    383   297   449
Gall & Gall                  480   485   434    467   471   423    452   444   384
Other                        242   185   316    280   249   377    274   243   339
                          ------ ----- ----- ------ ----- ----- ------ ----- -----
Total the Netherlands     12,306 1,751 9,410 11,658 1,750 8,969 11,064 1,649 8,391
                          ====== ===== ===== ====== ===== ===== ====== ===== =====

The following table gives, for the periods indicated, the changes in store count (including franchise stores) for the Netherlands:

                   Changes in Store Count in the Netherlands

                        Fiscal Year
                     -------------------
                     1998   1997   1996
Beginning of period  1,750  1,649  1,572
Opened/acquired:
 Primarkt               --     --     36
 Other                 118    138     97
Disposed/closed       (117)   (37)   (56)
                     -----  -----  -----
End of period        1,751  1,750  1,649
                     =====  =====  =====

Albert Heijn
Albert Heijn is Ahold's primary food retailer in the Netherlands. At year end 1998, Albert Heijn had 686 stores (including 169 franchise stores) consisting of:

 .  205 stores with sales areas of less than 800 m/2/ (8,600 sq. ft.);

 .  420 stores with sales areas between 800 m/2/ (8,600 sq. ft.) and 1,700 m/2/
   (18,275 sq. ft.); and

 .  61 stores with sales areas over 1,700 m/2/ (18,275 sq. ft).

The Albert Heijn store formula consists of offering customers a wide range of competitively priced products and a high level of service in modern stores. Private label goods form an important part of Albert Heijn's product selection and represent approximately 38% of its 1998 sales. Albert Heijn operates four distribution centers for grocery products and a number of processing and other distribution facilities for meat and produce.

Albert Heijn continues to develop new technologies and to introduce innovative supermarket techniques and applications. In 1996, Albert Heijn completed a new product replenishment system under which products are delivered from distribution centers based on scanning data taken from the stores' point-of-sale registers. This greatly simplifies the product ordering at the store level. In 1997, Albert Heijn introduced a new store format geared toward the demographics of local customers. Stores in the new format have self-scanning cash registers and computerized databases of product information and recipes, and offer cooking classes for shoppers. As of the end of fiscal year 1998, Albert Heijn had converted six stores to the new format.

In early 1998, Albert Heijn introduced a customer loyalty card program, which is intended to provide insights into customer profiles and buying behavior, while offering discounts and buying incentives. As of the end of fiscal year 1998, there were more than four million participants in the bonus card program.

Royal Ahold believes that these and other innovative improvements are leading to increased productivity levels and profitability in Albert Heijn stores, as indicated by an increase in sales per average full-time equivalent employee from NLG 398,000 in 1996 to NLG 410,000 in 1998.

At the end of fiscal year 1998, Albert Heijn also operated through 169 franchise stores, which typically operate in smaller market areas under the Albert Heijn formula and which are not distinguishable from company-owned stores. Under each franchise, there is an agreement with Albert Heijn for:

 .  the supply of merchandise at wholesale prices (including a franchise fee);

 .  various support services, including logistical and warehouse services; and

 . management support and training, marketing support, and administrative and financial assistance.

Franchise agreements typically have a term of five years, and are renewable for additional five-year terms. Franchise stores are primarily smaller stores, with 40% of such stores having a sales area of less than 800 m/2/ (8,600 sq. ft.) while company-owned stores are generally larger, with 73% of such stores having a sales area above 800 m/2/ (8,600 sq. ft.).

Specialty Retailing
Other retailing in the Netherlands includes Ahold's specialty retailing operations, which are organized as a separate group. The companies in this group include Gall & Gall and Etos, two of Ahold's specialty store chains. At fiscal year end 1998, Gall & Gall operated 344 stores and supplied 141 franchise stores while Etos operated 188 stores and supplied 256 franchise stores. Other operations include confectionery stores, operating under the name "Jamin".

Food Retailing in the United States
Ahold has established itself, through acquisitions and internal growth, as a leading food retailer in the United States, operating in 15 eastern states and Washington, D.C. Based on 1998 sales, Ahold U.S.A. was one of the five largest food retailers in the United States. While management of each individual chain is responsible for its merchandising, store formats and marketing strategies, the operations of the five regional operating companies are coordinated as a group through Ahold U.S.A. Each chain operates in its own distinct marketing area.

The table that follows sets out, for the periods indicated, sales in millions of Dollars, store counts and sales area (in thousands of square feet) for Ahold's food retailing operations in the United States. Sales for the fiscal year 1996 include Stop & Shop from its acquisition date of July 22, 1996. Sales for fiscal year 1998 include Giant-Landover from its acquisition date of October 28, 1998.

       U.S. Food Retailing Sales, Store Count and Sales Area by Business

                                 As of and for the Fiscal Year Ended
                     -----------------------------------------------------------
                            1998                1997                1996
                     ------------------- ------------------- -------------------
                            Store Sales         Store Sales         Store Sales
                     Sales  Count  Area  Sales  Count  Area  Sales  Count  Area
                     ------ ----- ------ ------ ----- ------ ------ ----- ------
Stop & Shop           6,187   193  7,735  5,492  187   7,283  2,250  185   6,998
Giant-Carlisle        3,417   149  4,971  3,156  144   4,528  3,647  141   4,284
BI-LO                 2,887   266  6,667  2,826  263   6,255  2,601  266   6,321
Tops                  2,846   250  5,390  2,817  236   5,142  2,734  225   4,834
Giant-Landover          837   173  5,412     --   --      --     --   --      --
                     ------ ----- ------ ------  ---  ------ ------  ---  ------
Total United States  16,174 1,031 30,175 14,291  830  23,208 11,232  817  22,437
                     ====== ===== ====== ======  ===  ====== ======  ===  ======

The following table gives, for the periods indicated, changes in store count for the United States:

                  Changes in Store Count in the United States

                       Fiscal Year
                     -----------------
                     1998   1997  1996
Beginning of period    830  817   653
Acquired:
 Giant-Landover        173   --    --
 Stop & Shop            --   --   171
Opened                  53   41    42
Disposed               (25) (28)  (49)
                     -----  ---   ---
End of period        1,031  830   817
                     =====  ===   ===

Stop & Shop
Royal Ahold acquired Stop & Shop in July 1996. Stop & Shop, which is headquartered in Quincy, Massachusetts, pioneered the superstore concept in New England in 1982. At fiscal year end 1998 Stop & Shop operated 193 superstores and conventional supermarkets located in Massachusetts, Connecticut, Rhode Island and New York. In 1998 Stop & Shop was the market leader in New England with market shares of approximately 34% in Boston, Massachusetts and approximately 37% in Hartford, Connecticut according to AC Nielsen.

Giant-Carlisle
Royal Ahold acquired Giant-Carlisle in 1981. Based in Carlisle, Pennsylvania, it operated 149 supermarkets at fiscal year end 1998. The stores operate under the name "Giant" in Pennsylvania, under the name "Martin's" in Maryland, Virginia and West Virginia and under the name "Edwards", in New Jersey, Long Island and New York City.

Following the acquisition of Stop & Shop, the Edwards stores in Connecticut, Massachusetts and Rhode Island that remained after required divestments were put under the control of Stop & Shop and, in November 1996, were converted to the Stop & Shop name.

BI-LO
Royal Ahold acquired BI-LO, based in Mauldin, South Carolina, in 1977. At the end of fiscal year 1998, BI-LO operated 266 supermarkets in South Carolina, North Carolina, Tennessee and Georgia.

Tops
Royal Ahold acquired Tops in March 1991. Tops is a leading food retailer in western and central New York State and is based in Buffalo, New York. As of fiscal year end 1998, Tops owned and operated 70 supermarkets under the name "Tops Friendly Markets", 108 convenience stores which operate under the name "Wilson Farms" and 12 discount drugstores which operate under the name "Vix". In January 1999, Tops completed the sale of all Vix discount drugstores. At fiscal year end 1998, Tops also had seven independent supermarket franchisees operating under the "Tops Friendly Markets" name and nine franchise convenience stores. Tops' primary markets are Buffalo and Rochester, New York and Erie, Pennsylvania.

Finast, which Ahold acquired in 1988, operated 44 stores at the end of 1998 in the greater Cleveland area and other northern Ohio cities. Finast stores are currently being reformatted and renamed as Tops supermarkets.

Giant-Landover
In October 1998, Ahold acquired Giant Food, based in Landover, Maryland. Giant-Landover operated a chain of 173 retail stores selling food, health care items and general merchandise in Washington, D.C., Maryland, Virginia, Delaware, New Jersey and Pennsylvania at the end of fiscal year 1998. The majority of Giant-Landover's stores are located in shopping centers. Giant-Landover also operates three free-standing drug stores. At the end of fiscal year 1998, Giant-Landover reported market shares for the greater Washington, D.C. and greater Baltimore areas of 44% and 29%, respectively.

Pathmark
In March 1999, Royal Ahold announced that it had agreed to acquire all of the outstanding capital stock of SMG-II Holdings Corporation, which owns the U.S. supermarket company Pathmark Stores, Inc. At the end of 1998, Pathmark operated 132 stores in New Jersey, New York, Pennsylvania and Delaware. The acquisition is subject to a number of conditions, including obtaining necessary U.S. federal and state antitrust approvals. Royal Ahold expects to complete the acquisition in the second half of 1999. In conjunction with the acquisition, the transaction is being reviewed by the Federal Trade Commission and the New York Attorney General. In connection with that review, Royal Ahold may be required to divest certain stores to resolve the investigation.

General
All of Ahold's U.S. supermarket chains, with the exception of Giant-Carlisle, are serviced from their own distribution centers. Giant-Carlisle distributes meat, produce and most other perishable items through its own distribution center while using third-party wholesalers for the majority of its grocery items.

One common feature of each U.S. subsidiary's strategy has been a focus on optimizing store sizes and upgrading the quality and the number of services offered at stores. Ahold U.S.A. has undertaken a number of projects to improve operational efficiency by partially centralizing certain common functions of its subsidiaries to take advantage of possible economies of scale. Ahold U.S.A. has two integrated companies, American Sales Company and Ahold Information Services, which service its retail operations. American Sales Company provides purchasing and distribution services in health and beauty care items and general merchandise for Ahold's U.S. chains. Ahold Information Services operates a data operations center on behalf of all Ahold's U.S. food retailing companies, facilitating their information systems operations.

The efficiency improvement has been strengthened by the establishment of a number of working groups, composed of representatives of each of the U.S. chains, whose objective is to identify and implement operational "best practices" and potential efficiency improvements across the various chains. Projects that have been initiated include advanced product purchasing systems, joint private label purchasing and a more unified approach to store construction.

In March 1999, Royal Ahold announced its plan to consolidate its five U.S. operating companies' accounting departments into a single financial service center called "Ahold Financial Services". The center will result in economies of scale and facilitate the integration of new acquisitions. The consolidation will be done over an 18 month period.

Food Retailing in Other European Countries
Ahold has continued to expand in other European countries outside the Netherlands. The following table sets out, for the periods indicated, sales in millions of Guilders, store counts and sales area (in thousands of square feet) for Ahold's European consolidated food retailing operations outside the
Netherlands:

 Food Retailing Sales, Store Count and Sales Area by European Country Outside
                                the Netherlands

                             As of and for the Fiscal Year Ended
                    -----------------------------------------------------
                          1998              1997              1996
                    ----------------- ----------------- -----------------
                          Store Sales       Store Sales       Store Sales
                    Sales Count Area  Sales Count Area  Sales Count Area
                    ----- ----- ----- ----- ----- ----- ----- ----- -----
Portugal            2,617  174  2,182 2,328  156  2,035 2,077  129  1,773
Czech Republic        716  149  1,393   474  122    799   389  108    653
Poland                356   80    731   217   53    482    62   30    247
Spain                 104   15    142   137   17    177    --   --     --
                    -----  ---  ----- -----  ---  ----- -----  ---  -----
Total Other Europe  3,793  418  4,448 3,156  348  3,493 2,528  267  2,673
                    =====  ===  ===== =====  ===  ===== =====  ===  =====

The following table gives, for the periods indicated, the changes in store count for Portugal, the Czech Republic, Poland and Spain:

                    Changes in Store Count in Other Europe

                       Fiscal Year
                      ----------------
                      1998  1997  1996
                      ----  ----  ----
Portugal
  Beginning of period 156   129   116
  Opened/acquired      19    28    14
  Disposed             (1)   (1)   (1)
                      ---   ---   ---
  End of period       174   156   129
                      ===   ===   ===
Czech Republic
  Beginning of period 122   108    96
  Opened/acquired      34    21    65
  Disposed             (7)   (7)  (53)
                      ---   ---   ---
  End of period       149   122   108
                      ===   ===   ===
Poland
  Beginning of period  53    30    --
  Opened/acquired      28    26    30
  Disposed             (1)   (3)   --
                      ---   ---   ---
  End of period        80    53    30
                      ===   ===   ===
Spain
  Beginning of period  17    --    --
  Opened/acquired      43    18    --
  Disposed            (45)   (1)   --
                      ---   ---   ---
  End of period        15    17    --
                      ===   ===   ===

Portugal
In 1992, Ahold established Jeronimo Martins Retail ("JMR"), a partnership with Establecimentos Jeronimo Martins & Filho S.A., a leading Portuguese food processor and retailer. JMR holds 100% of the capital stock of both Pingo Doce, which at the end of fiscal year 1998 operated 147 supermarkets, and of Feira Nova, which at the end of fiscal year 1998 operated 17 hypermarkets. Pingo Doce is a major supermarket chain in Portugal offering a wide variety of products at competitive prices. The Feira Nova hypermarkets offer a wide variety of food and non-food products at low prices.

Ahold owns 49% of the shares of JMR. Unanimous approval for important decisions is required by the board of JMR. Based on its direct managerial role, representation on JMR's board of directors and stockholders' agreements, Ahold includes JMR in its consolidated financial statements.

Czech Republic
Euronova, an indirect, wholly-owned subsidiary of Royal Ahold, started food retail operations in the Czech Republic in 1991. At the end of 1998, Euronova operated 149 food retail stores, making it one of the largest food retailers in the country as measured by sales volume. As of the fiscal year end 1998, Euronova had 84 stores operating under the name "Mana", 49 discount stores operating under the name "SESAM", 14 "Prima" general merchandise stores and two "Hypernova" hypermarkets.

Poland
In 1995, Ahold established a 50% joint venture with German retailer Allkauf-Gruppe to develop retail operations in Poland. In January 1999, Royal Ahold purchased Allkauf-Gruppe's share of the joint venture. As of fiscal year end 1998, Ahold & Allkauf Polen, operated 61 discount food stores, 17 supermarkets and two hypermarkets in Poland. This company was renamed Ahold Polska in February 1999.

Spain
In 1996, Ahold established Store 2000, a joint venture with the parent company of Caprabo, a privately held food retailing company based in Barcelona, Spain. This joint venture operated until October 1998, when Royal Ahold sold its interest. In November 1998, Royal Ahold acquired 15 stores from Longinos Velasco through its wholly-owned subsidiary Ahold SuperMercados. These stores are located primarily in the Madrid area. In January 1999, Ahold expanded its operations in Spain by acquiring Dialco, Dumaya, Castillo del Barrio and Guerrero, four supermarket companies located in southern Spain. These chains operated a total of 160 stores at the time of the acquisitions. Royal Ahold intends further development and expansion in Spain through its existing operations as well as through future acquisitions.

Food Retailing in Latin America
In December 1996, Ahold entered into the Latin American market through an agreement with Bompreco. Under this agreement Ahold ultimately acquired 50% of the voting shares and 47.9% of the total capital of Bompreco. Bompreco is the leading food retailer in northeastern Brazil. In June 1997, Bompreco acquired SuperMar (which was subsequently renamed Bompreco Bahia S.A.), a regional supermarket chain in northeastern Brazil. All Bompreco Bahia stores operate under the Bompreco and Hyper Bompreco names. At the end of fiscal 1998, Bompreco operated 91 supermarkets, hypermarkets and other food retail stores, including 42 Bompreco Bahia stores. Ahold and Bompreco intend to continue to expand operations in Brazil.

Royal Ahold has continued the development of its Latin America operations through the formation of a 50.0% partnership with Velox Retail Holdings in January 1998. The partnership controls a 90.3% stake in Disco S.A. (increased from 50.4% in December 1998), the largest supermarket company in Argentina, and a 65.0% interest in Santa Isabel S.A. (increased from 37.0% in March
1998), the second largest supermarket company in both Chile and Peru, in terms of sales, and with operations in Paraguay and Ecuador. Disco operated 111 stores with a total selling area of 1,657,000 sq. ft. at fiscal year end 1998.

At year end 1998, Santa Isabel operated 90 stores, with 63 stores in Chile, 19 in Peru, six in Paraguay and two in Ecuador and with a total selling area of 1,766,000 sq. ft.

In March 1999, Disco entered into an agreement to acquire Supamer S.A. and Gonzalez e Hijos S.A, both supermarket chains in Argentina, with a total of 75 supermarkets. Disco expects to complete these acquisitions by the end of April 1999, if certain conditions are met. Most of the stores to be acquired operate in the central Argentine province of Cordoba.

Food Retailing in Asia Pacific
Since 1996, Royal Ahold began expanding into the Asia-Pacific market by forming partnerships with local partners.

In 1996, Royal Ahold established a 50% partnership in the Shanghai region of China with Zhonghui Supermarket Co. In January 1998, the partnership acquired 22 supermarkets from Yaohan Liancheng in Shanghai, which it is now converting to the TOPS name.

In 1996, Royal Ahold formed two 60%-owned partnerships to develop supermarkets chains in Malaysia and Singapore with two companies of the Kuok Group. In May 1998, the partnership in Malaysia acquired seven supermarkets from Yahona Corporation, and in July 1998 it acquired 27 supermarkets from Parkson Corporation. As a result of the latter acquisition in Malaysia, Royal Ahold's ownership interest was reduced to 52.2%. Most of these stores operate under the TOPS name. In September 1997, the partnership in Singapore acquired the leases of eleven supermarkets, with an average size of approximately 9,000 square feet, from Emporium Holdings. Most of these stores operate under the TOPS name.

Early in 1997, Royal Ahold entered into a 49%-owned consolidated partnership in Thailand with the Central Robinson Group, which contributed 30 stores to the partnership. In April 1998, Royal Ahold's interest in the partnership was increased to 100% subject to repurchase options granted to the Central Robinson Group.

In July 1997, Royal Ahold entered into a technical assistance agreement with the PSP Group in Indonesia in connection with the potential development of a supermarket chain in that country.

At fiscal year end 1998, Royal Ahold, through its partnerships, owned and operated 138 food retail stores in Asia Pacific. Of these stores, 40 were located in China, 45 in Malaysia, 14 in Singapore and 39 in Thailand. Royal Ahold believes that these comparatively less mature retail food markets of certain Asian countries offer medium to long term opportunities for expansion and growth.

Food Wholesaling
Ahold conducts food wholesaling through Schuitema, a publicly-traded Dutch company of which Ahold owns 73%, and Grootverbruik Ahold, which is wholly-owned by Ahold. Schuitema provides goods and services to approximately 500 independent food retailers operating under various trade names and formats. Schuitema and certain independent food retailers are members of an association that has developed and controls several store formats, including C1000, Spar Voordeelmarkt, Kopak and Casper. Schuitema services these member independent food retailers, which accounted for over 90% of Schuitema's sales for its fiscal year 1998. Schuitema also supports these independent member retailers on a commercial level and in some instances financially.

Ahold has established itself in the Dutch institutional food supply market, primarily through Grootverbruik Ahold. Grootverbruik Ahold supplies hospitals, schools, other institutional customers and hospitality enterprises, such as hotels and restaurants.

Real Estate
Ahold Vastgoed B.V. or AVG, a 100%-owned Dutch real estate subsidiary, is engaged in the acquisition, development and management of store locations in the Netherlands. At fiscal year end 1998 it managed or owned approximately 2,150 locations, of which about 54% were rented to Ahold's Dutch subsidiaries. Construction of new store locations and enlargement of existing locations in the Netherlands is subject to strict building regulations, so the availability of scarce selling space at attractive locations is an important factor in the competition among Dutch retail companies.

In 1989, Royal Ahold established Ahold Real Estate Company or ARC. ARC, a wholly-owned subsidiary of Royal Ahold, is primarily engaged in acquiring and developing strip centers and store locations in the United States where Ahold stores will be anchor tenants. At the end of fiscal year 1998, ARC owned 24 strip centers or free-standing stores and had 11 developments in progress.

Other Activities
Ahold's other activities primarily include food production companies, which consist of three production facilities, operating as independent profit centers. The companies are principally engaged in producing a portion of Albert Heijn's private label products and, on a small scale, sell to Grootverbruik Ahold and to third parties. Important product groups include coffee, tea, wine and processed meat.

Unconsolidated Subsidiaries
Ahold had investments of NLG 272 million in unconsolidated subsidiaries at the end of 1998, relating primarily to investments by Schuitema in an unconsolidated company which operates a distribution center and real estate in the Netherlands. Other investments include Ahold's interest in a Spanish wine producer.

European Cooperative Association
Ahold is a member of a group of 11 European retailers cooperating in AMS Marketing Service AG, a Swiss company engaged in organizing and supervising active cooperation between retailers and manufacturers in Europe to reduce distribution and production costs.

Employees
The average number of store associates employed by Ahold in fiscal 1998 were:

 .  62,011 in the Netherlands;

 .116,772 in the U.S.;

 .  19,532 in other European countries;

 .  25,404 in Latin American countries; and

 .11,529 in Asian Pacific countries.

A large portion of the total average of 235,248 employees in 1998 were part-time employees. At the end of fiscal year 1998, Royal Ahold had 162,746 full-time employee equivalents compared to 148,615 at the end of 1997 and 125,474 at the end of 1996. The number of employees rose in 1998 primarily because of acquisitions and opening of new stores. In 1999 Ahold expects the total number of employees in current operations to show a small increase.

Royal Ahold has a number of defined benefit pension plans covering substantially all of its employees. These plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country. Benefits are generally based upon compensation and years of service. Pension plan assets are generally invested in shares, fixed-rate debt securities, loans and real estate.

ITEM 2. DESCRIPTION OF PROPERTY
As of January 3, 1999, Ahold operated 2,987 retail stores and 180 support facilities (warehouse/distribution centers, offices and food processing facilities). Of these locations, 32% were owned by Ahold, 15% held under capital leases and 53% held under operating leases. The following table summarizes property locations as of January 3, 1999, by industry and geographic segment:

                                          Percentage of locations
                                          -----------------------
                  Retail  Support               Capital Operating
                  Stores facilities Total Owned  lease    lease
                  ------ ---------- ----- ----- ------- ---------
Food Retailing
The Netherlands   1,124      44     1,168  23%     --      77%
United States     1,015      46     1,061  12%    44%      44%
Other Europe        418      15       433  48%     1%      51%
Latin America       292      35       327  43%     2%      55%
Asia Pacific        138      13       151   --     --     100%
                  -----     ---     -----
                  2,987     153     3,140  32%    15%      53%
                  =====     ===     =====
Food Wholesaling
The Netherlands              22        22  32%     --      68%
Other Activities
The Netherlands               5         5  40%     --      60%

Food Retailing
In the Netherlands, Royal Ahold's six retail chains operating food stores used five warehouse/distribution centers (of which two are owned locations), nine production facilities and 30 office locations in support of the operations as of the end of fiscal 1998. Ahold operates food stores in all provinces in the Netherlands, and has 517 company-owned supermarkets and 607 other company and franchise retail outlets. The stores in the Netherlands are generally rented under contracts which provide for non-cancelable, five to ten year rental periods with renewal options, and with rents which may be adjusted annually based on predetermined indices. Ahold's food retailing companies in the Netherlands lease or own an additional 210 locations almost all of which are leased to franchisees.

In the U.S., Ahold's subsidiaries operated 1,015 retail stores, 24 warehouse/distribution centers (13 owned and 11 under lease) and 22 office locations at the end of fiscal 1998. All Ahold operations in the U.S. are in the eastern part of the country. The terms of the leases in the U.S. typically range from 10 to 25 years and contain renewal options. Also in the U.S., the retail chains lease or own 206 other sites which are generally former supermarket locations or sites held for future development. Of these additional sites not in company use, 67% have been subleased to third parties.

At the end of fiscal 1998, Royal Ahold had 174, 149, 80 and 15 retail stores in Portugal, the Czech Republic, Poland and Spain, respectively. Of these stores, a total of 80, 66, 56 and 15 stores operate under leases in Portugal, the Czech Republic, Poland and Spain, respectively, and the remainder are owned by Royal Ahold. Support facilities in other European countries consist of eight warehouses and distribution centers (of which four are owned) and seven office locations (of which two are owned). Lease terms for the other European locations generally range from five to ten years, with renewal options. Additionally, 81 other locations are controlled by Ahold's subsidiaries in other European countries, of which substantially all are subleased to third parties. These locations consist primarily of smaller retail areas in company owned shopping centers.

In Latin America, at the end of fiscal 1998 Royal Ahold's partnerships operated 292 retail stores (122 owned), 26 warehouse/distribution centers (15 owned) and eight office locations (five owned) along with one food processing plant. The leased locations in Latin America operate under leases with terms of four to ten years with renewal options.

At the end of fiscal year 1998, Royal Ahold's Asia Pacific operations included 138 retail stores, five warehouse/distribution centers, six offices and two food processing plants. All of the locations operated under leases with terms of five to ten years, except for one owned warehouse/distribution center.

Food Wholesaling
Schuitema, Ahold's Dutch wholesaler, serviced 464 affiliated food stores from nine distribution centers (of which one is owned and eight are held under operating leases) and utilized two offices at January 3, 1999.

Additionally, Schuitema owns 139 locations and leases another 261 locations, almost all of which are in turn leased to independent retailers utilizing Schuitema's retail formulas and wholesale services. GVA operates eight distribution centers (four owned) and three offices to support its sales to restaurants, caterers and similar organizations.

Other Activities
Included in Other Activities in the above table are three leased food-processing facilities that are utilized by Ahold's Dutch food production companies as well as production company offices and corporate offices.

Real Estate Companies
Ahold's real estate companies, AVG and ARC, are engaged in the acquisition, development and management of retail sites in support of Royal Ahold's retail operations. In doing so, the real estate companies may own or lease individual store sites, shopping centers or buildings. Real estate locations controlled by AVG or ARC and rented to other Ahold consolidated subsidiaries are included in the above table under the segment using the property and are included as owned or leased based on the interest of AVG or ARC.

In addition to the locations rented to Ahold companies, the real estate companies may own or lease locations which are adjacent to store sites, locations held for future development or other sites related to securing and developing sites for Ahold retail stores.

In the Netherlands, AVG controls 2,150 locations, of which about 67% are leased under operating leases and 33% are owned. Over 54% are in turn leased to Ahold's consolidated subsidiaries and about 10% leased to franchisees. The remaining 777 locations (split between retail sites and apartments located adjacent to Ahold retailers) are leased to third parties.

Ahold's U.S. real estate company, ARC, owns 24 strip centers or self-standing stores. Of these, Ahold is the anchor tenant in all but three of the retail centers while other, smaller shops in the centers are rented to third-party retailers. Additionally, at January 3, 1999, ARC had 11 retail centers under development.

ITEM 3. LEGAL PROCEEDINGS
Prior to July 1, 1992, Stop & Shop assigned certain leases to Bradlees, Inc. ("Bradlees") which was, at the time, a subsidiary of Stop & Shop. On June 23, 1995, Bradlees filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the Southern District of New York. Bradlees emerged from bankruptcy protection on February 2, 1999. As of January 3, 1999, a total of 100 of the Stop & Shop leases assigned to Bradlees were still outstanding. Under certain circumstances, Stop & Shop may have liability under these leases in the event of nonperformance by Bradlees and as at fiscal year end 1998 Ahold had a provision of NLG 115 million in respect of such liability. See note 14 to the 1998 consolidated financial statements. The total undiscounted value of the future minimum lease payments under these leases as of January 3, 1999 is $249 million (NLG 471 million).

There are no other material pending legal proceedings, other than ordinary routine litigation incidental to Royal Ahold's and its subsidiaries' businesses, to which Royal Ahold or any of its subsidiaries is a party or of which any of their property is subject.

ITEM 4. CONTROL OF REGISTRANT
Royal Ahold is not directly or indirectly owned or controlled by another corporation or by any foreign government. Except as described under "Cumulative Preferred Shares" below, there are no arrangements known to Royal Ahold that may, at a subsequent date, result in a change in the control of Royal Ahold.

Cumulative Preferred Shares
In March 1989, Royal Ahold and Stichting Ahold Continuiteit ("SAC" or, in English, "Ahold Continuity Foundation") entered into an agreement (the "Option Agreement"). This option agreement was amended and restated in April 1994 and March 1997. Pursuant to this option agreement SAC was granted an option to acquire from Royal Ahold, from time to time until March 2004, cumulative preferred shares up to a total par value that is equal to the total par value of all issued and outstanding shares of capital stock of Ahold. Royal Ahold on its part has the right, pursuant to the Option Agreement, to place cumulative preferred shares with SAC up to a total par value that is equal to the total nominal value of all issued and outstanding shares of capital stock of Ahold. The holders of the cumulative preferred shares are entitled to 2,000 votes per share. Subject to limited exceptions, each transfer of cumulative preferred shares requires the approval of the Corporate Executive Board. Cumulative preferred shares can only be issued in registered form. No share certificates are issued for cumulative preferred shares.

The cumulative preferred shares have certain anti-takeover effects. The issuance of all authorized cumulative preferred shares will cause substantial dilution of the effective voting power of any shareholder, including a shareholder that attempts to acquire Royal Ahold, and could have the effect of delaying, deferring and preventing a change in control of Royal Ahold.

Royal Ahold may stipulate that only 25% of the nominal value be paid upon subscription for cumulative preferred shares until payment in full of the par value is later called by Royal Ahold. No cumulative preferred shares have been issued or are outstanding during 1998, 1997 or 1996.

SAC is a non-membership organization with a self-appointing managing board, organized under the law of the Netherlands. Its statutory objectives are to enhance the continuity and the identity of Royal Ahold in case of an unwanted take-over attempt. As of March 31, 1999, the members of the board of the Stichting were:

Name             Principal occupation or relation to Royal Ahold
Voting members
J.J. Slechte     Former President of Shell Nederland B.V.
A.M. Knulst      Former Managing Director of bv Trustkantoor Gestor
P.J. van Dun     Former Executive Vice President of Royal Ahold
Non-voting
 members
H. de Ruiter     Chairman of the Supervisory Board of Royal Ahold
C.H. van der
 Hoeven          President of the Corporate Executive Board of Royal Ahold

Significant ownership of voting shares
As of June 1, 1997, a new statute, the 1996 Act of Disclosure of Holdings in Listed Companies, came into force. Under this Act any person who, directly or indirectly, acquires or disposes of an interest in the capital or the voting rights of a public limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area must give a written notice of such acquisition or disposal, if as a result of such acquisition or disposal the percentage of capital interest or voting rights held by such person falls within another percentage range as compared to the percentage range held by such person prior to such acquisition at disposal. The percentage ranges referred to in this Act are 0-5, 5-10, 10-25, 25-50, 50-66 2/3 and over 66 2/3. As of March 31, 1999, the only persons known by Ahold to own of record or beneficially more than 5% of any class of capital interest and/or voting rights of Royal Ahold are the following Dutch institutional investors which notified Royal Ahold of their capital interest in Royal Ahold following the issuance of the cumulative preferred financing shares on June 25, 1996: AMEV/VSB 1990 N.V.; ING Groep N.V.; Cooperatie Achmea U.A.; and AEGON N.V. Ahold has not been notified of any other holders with 5% or more of voting rights or with 5% or more of capital interest in the voting securities of Royal Ahold. As of March 31, 1999, no Directors or Officers were among the holders of registered common shares.

With respect to the bearer common shares, Royal Ahold does not maintain a register of holders of such shares. Therefore, Royal Ahold does not know of the existence and identity of parties, if any, which own more than 10% of its common shares. Royal Ahold does not know the number and percentage of common shares in bearer form held by Directors and Officers as a group.

ITEM 5. NATURE OF TRADING MARKET

The AEX-Stock Exchange (formerly known as the Amsterdam Stock Exchange) is the principal trading market of the common shares of Royal Ahold. As of March 31, 1999, Ahold was the eighth largest company quoted on the AEX-Stock Exchange (symbol "AHLN") in terms of market capitalization ((Euro) 22.3 billion or NLG
49.2 billion). The common shares are also listed on the Swiss Exchange. The common shares trade in the United States on the NYSE in the form of ADSs under the symbol "AHO".

Since January 20, 1998 the Depositary for the ADSs (the "Depositary") has been The Bank of New York. The Depositary was previously Morgan Guaranty Trust Company of New York. The ADSs are evidenced by ADRs and each ADS evidences the right to receive one common share deposited under the Deposit Agreement. Royal Ahold has been informed by the Depositary that in the United States, as of January 3, 1999, there were 10,143,506 ADSs and 706 record owners, including 7,150 participants in employee stock ownership plans.

As of January 3, 1999, the register of holders of registered common shares contained no names of holders having their registered address in the U.S.

The table below sets forth the high and low last sales prices during the periods indicated for Ahold's common shares on the AEX-Stock Exchange and the closing prices for its ADRs on the NYSE. The data in the table below have been retroactively adjusted as necessary to give effect to a three-for-one stock split that was effected on July 21, 1997. The quarters used are Royal Ahold's fiscal quarters.

Prior to January 1999, the AEX-Stock Exchange quoted sales prices in Guilders. Effective January 1999, the AEX-Stock Exchange quotes sales prices in Euro only. The prices indicated below for the fiscal year 1998 and 1997 have been translated into Euro at a rate of NLG 2.20371 = (Euro) 1.00.

                               The Netherlands                     United States
                              High               Low           High               Low
                              in Euro per common
                                    share                           in $ per ADR
Fiscal Year 1999
Through March 31, 1999         35.80           32.40           41 3/8             35 9/16
Fiscal Year 1998
First quarter                  31.76           23.46           34 5/16            25
Second quarter                 31.08           27.45           34 3/16            30 3/16
Third quarter                  30.04           24.23           32 3/4             27
Fourth quarter                 31.76           23.87           37                 29 1/8
Fiscal Year 1997
First quarter                  21.63           15.88           24 51/64           19 53/64
Second quarter                 26.36           19.69           29 25/64           22 27/64
Third quarter                  29.50           21.92           31 7/8             24 7/16
Fourth quarter                 25.87           22.10           28 7/8             24 3/4

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS Currently there are no limitations other than those described in Item 7 "Taxation" below regarding the payment by Royal Ahold to non-residents with regard to the remittances of dividends, or any other payments to or from non-resident holders of Ahold's securities.

The Disclosure Act (see Item 4 "Control of Registrant" for a more complete description) provides that a civil court can issue an order suspending voting rights of a shareholder up to three years for non-compliance with its reporting requirements. This penalty is applicable to both resident and non-resident holders of common shares. The existing laws and regulations of the Netherlands impose no other limitations on non-resident or foreign owners with respect to holding or voting common shares than on resident owners. Royal Ahold's Articles of Association do not impose any limitation on (i) remittances to or from abroad regarding dividends or capital or (ii) rights of non-resident or foreign owners to hold or vote common shares.

ITEM 7. TAXATION

Income and Withholding Tax
In general, for Dutch tax purposes, holders of ADSs will be treated as the beneficial owners of the shares of Royal Ahold represented by such ADSs. Dividends on Royal Ahold's common shares are subject to Dutch withholding tax of 25%. Pursuant to the Income Tax Convention between the U.S. and the Netherlands of December 18, 1992, dividends paid by Royal Ahold on its common shares to a resident of or corporation organized in the United States (having no permanent establishment in the Netherlands the business property of which such shares form a part) qualify for a reduction of Dutch withholding tax on dividends from 25% to 15% (5% if the beneficial owner is a corporation which holds directly at least 10% of the voting power of Royal Ahold's shares).

Where a resident of or a corporation organized in the United States has a permanent establishment in the Netherlands and Royal Ahold's common shares form a part of the business property of such permanent establishment, dividends received on such shares are included in the profit of such establishment and subject to Dutch income tax or corporation tax (assuming it relates to a shareholding of less than 5%), as the case may be. The Netherlands' withholding tax on dividends will be applied at the full rate of 25% and allowed as a credit against the Dutch income tax on such income. Such tax will be treated as foreign income tax eligible for credit against the shareholder's United States income taxes.

A qualifying U.S. pension trust or charitable or other exempt organization may be exempt from Dutch withholding tax on dividends from its investment in Royal Ahold's common shares. In order to qualify for this exemption, a pension trust must be a resident of the U.S., generally exempt from U.S. taxes and constituted and operated exclusively to administer or provide benefits under one or more funds or plans established to provide pension, retirement or other employee benefits.

In order to qualify for this exemption, a U.S. charitable organization must be a resident of the U.S., exempt from U.S. taxes and would be exempt from Dutch taxes if it were organized and carried on all of its activities in the Netherlands.

Net Wealth Tax
A holder of common shares or ADSs will not be subject to Dutch net wealth tax provided that such holder is not an individual or, if he is an individual, provided that:

(i) such holder is not a resident or deemed resident of the Netherlands; and

(ii) such holder does not have an enterprise, or an interest in an enterprise, which carries on business in the Netherlands through a permanent establishment or a permanent representative to which or to whom the common shares or ADSs are attributable.

Gift, Estate or Inheritance Tax
No gift, estate or inheritance tax will arise in the Netherlands in respect of the transfer of common shares or ADSs by way of a gift or inheritance from a shareholder that is neither resident nor deemed resident in the Netherlands, unless either such shareholder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative to which or to whom the common shares or ADSs are attributable, or such shareholder dies within 180 days after having made a gift, while being, on the moment of his or her death, a resident or deemed resident of the Netherlands.

Taxes on Income and Capital Gains
A holder of common shares or ADSs will not be subject to Dutch taxes on income and capital gains provided that:

(i) such holder is not a resident or deemed resident of the Netherlands; and

(ii) such holder does not have an enterprise, or an interest in an enterprise, which carries on business in the Netherlands through a permanent establishment or a permanent representative to which or to whom the common shares or ADSs are attributable.

ITEM 8. SELECTED FINANCIAL DATA
The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements contained in Item 18 "Financial Statements" of this annual report

Reference is made to note 23 of the notes to the consolidated financial statements, discussing the differences between Dutch GAAP and U.S. GAAP which materially affect reported net earnings basic and diluted, net earnings per common share and stockholders' equity. Additionally, reference is made to the
Item 1 "Description of Business" for information about material acquisitions and consolidations affecting the periods presented below.

The fiscal year of Royal Ahold generally consists of 52 weeks and ends on the Sunday nearest to December 31. Fiscal years 1994 through 1997 each contained 52 weeks and 1998 contained 53 weeks.

Consolidated Earnings Data

                          fiscal year fiscal year fiscal year fiscal year fiscal year
                                 1998        1997        1996        1995        1994
                                  (in NLG millions, except per share amounts)
Amounts in accordance
 with Dutch GAAP
Sales                       58,364      50,568      36,538      29,617      29,010
Net Earnings (1)             1,206         934         632         457         410
Net Earnings per Common
 Share                        2.06        1.74        1.38        1.19        1.09

Approximate amounts in
 accordance with U.S.
 GAAP
Net Earnings (1)               876         712         517         410         392
Basic Net Earnings per
 Common Share                 1.48        1.32        1.13        1.06        1.05
Diluted Net Earnings per
 Common Share                 1.47        1.30        1.11        1.06        1.04
--------
(1) Before dividends on cumulative preferred financing shares

Consolidated Balance Sheet Data

                               Jan. 3     Dec. 28     Dec. 29     Dec. 31      Jan. 1
                                 1999        1997        1996        1995        1995
                                               (in NLG millions)
Amounts in accordance
 with Dutch GAAP
Total Assets                25,180      18,839      14,870       9,265       8,715
Borrowings, Long-term
 Portion                     6,823       3,916       3,122       1,302       1,476
Capitalized Lease
 Commitments, Long-term
 Portion                     1,823       1,494       1,222         826         769
Stockholders' Equity         3,422       3,089       2,417       2,242       2,220
Approximate amounts in
 accordance with U.S.
 GAAP
Total Assets                37,285      25,507      20,565      10,935      10,064
Stockholders' Equity        14,659       9,593       8,114       3,779       3,454

Dividends
Ahold customarily declares dividends twice a year. In the past, an interim dividend has been proposed by the Corporate Executive Board of Royal Ahold and, with the approval of the Supervisory Board of Royal Ahold, has been paid in September. The proposed total dividend must be approved by the Annual General Meeting of Shareholders, which is typically held in May, and the final portion of the total yearly dividend is paid after this meeting. Historically, shareholders have had the option to elect either a cash dividend (the "Cash Dividend Option") or a stock dividend (the "Stock Dividend Option"). Prior to fiscal year 1997, the cash dividend consisted of a Guilder component and a Dollar component. Effective with fiscal year 1997, Ahold has discontinued cash dividend declarations in two currencies and cash dividends are only declared in Guilders.

The following table gives certain information relating to dividends declared in the years indicated. The amounts in the following table have been retroactively adjusted for stock dividends and the three-for-one stock split that took place in July 1997 and rounded to the nearest one hundredth of one Guilder or of one Dollar, as the case may be.

                                              Total Translated
                                                    Cash
Fiscal Year            Cash Dividend Option  Dividend Option (1)     Stock Dividend Option
-----------            --------------------  -------------------     ---------------------
                        NLG             $     NLG           $
1994         Interim     0.06  and      0.03   0.10  or     0.06 1 common share per 100 owned
             Final       0.18  and      0.07   0.30  or     0.18 2 common shares per 100 owned
                      -------        ------- ------       ------
             Total       0.24  and      0.10   0.40         0.24

1995         Interim     0.07  and      0.04   0.13  or     0.08 1 common share per 100 owned
             Final       0.21  and      0.07   0.35  or     0.20 2 common shares per 100 owned
                      -------        ------- ------       ------
             Total       0.28  and      0.11   0.48         0.28

1996         Interim     0.08  and      0.04   0.15  or     0.09 1 common share per 100 owned
             Final       0.23  and      0.10   0.42  or     0.21 2 common shares per 100 owned
                      -------        ------- ------       ------
             Total       0.31           0.14   0.57         0.30

1997         Interim     0.21                               0.10 1 common share per 100 owned
             Final       0.51                               0.26 2 common shares per 100 owned
                      -------                             ------
             Total       0.72                               0.36

1998         Interim     0.26                               0.14 1 common share per 100 owned
             Final(2)    0.60                               0.32 2 common shares per 100 owned
                      -------                             ------
             Total       0.86                               0.46

--------
(1) The translated total Dollar dividend amount consists of the Guilder cash dividend component, translated into Dollars at the noon buying rate on the applicable dividend payment date, added to the Dollar cash dividend component. The translated total Guilder dividend amount consists of the Dollar cash dividend component, translated into Guilders at the noon buying rate on the applicable dividend payment date, added to the Guilder cash dividend component. This information is included only for the readers' convenience.

(2) The dividend has been proposed by the Corporate Executive Board, but must be approved by the Annual General Meeting of Shareholders to be held on May 11, 1999. The final portion of the total yearly dividend is paid after this meeting.

Exchange Rates
The following table sets forth, for the periods indicated, certain information concerning the exchange rate of the Dollar relative to the Guilder (expressed in Guilders per Dollar) at the noon buying rate:

                                             Period End Average(1)  High   Low
                                             ---------- ---------- ------ ------
   1994.....................................   1.7360     1.8077   1.9750 1.6727
   1995.....................................   1.6035     1.6044   1.7494 1.5192
   1996.....................................   1.7467     1.6888   1.7560 1.6075
   1997.....................................   1.9999     1.9585   2.1177 1.7300
   1998.....................................   1.8770     1.9825   2.0844 1.8690

--------
(1) The average of the noon buying rates on the last day of each month during the relevant period.

During the period January 1, 1999 through March 31, 1999, the high and low noon buying rates of the Euro against the dollar were (Euro) 1.1812 and
(Euro) 1.0716, respectively, and the average of the noon buying rates on the last day of each month was (Euro) 1.1058. The noon buying rate of the Euro was
(Euro) 1.0808 = $1 as of March 31, 1999.

Fluctuations in the exchange rate between the Guilder and the Dollar have affected the Dollar equivalent of the Guilder prices of the common shares on the AEX-Stock Exchange and, as a result, have likely affected the market price of the ADSs on the NYSE. Beginning with fiscal 1999, fluctuations in the exchange rate between the Euro and the Dollar will have these effects. Such fluctuations will also affect the Dollar amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in Guilders or Euro on the common shares represented by the ADSs.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section, we explain the general financial condition and results of operation for Royal Ahold and its subsidiaries. As you read the following discussion and analysis, it may be helpful to refer to Royal Ahold's annual financial statements for fiscal years 1998, 1997 and 1996 contained in Item 18 of this annual report. The annual financial statements have been prepared in accordance with Dutch GAAP. See note 23 to the annual financial statements for a discussion of the principal differences between Dutch GAAP and U.S. GAAP relevant to Royal Ahold. Ahold's 1998 income statement includes Disco's and Santa Isabel's operating results since the beginning of the fourth quarter and Giant-Landover's operating results since October 28, 1998.

Fiscal 1998 consisted of 53 weeks of results for Royal Ahold's Netherlands and U.S. operations, while fiscal 1997 and 1996 each consisted only of 52 weeks. Accordingly, fiscal 1998 ended on January 3, 1999, fiscal 1997 ended on December 28, 1997, and fiscal 1996 ended on December 29, 1996. The Other European, Latin American and most of the Asia Pacific operations consolidated in Royal Ahold's financial statements report on a calendar-year basis. Accordingly, the level of sales and expenses (including Royal Ahold's consolidated sales and expenses) for fiscal 1998 in part reflect inclusion of an additional week of results for the Netherlands and the U.S. relative to 1997 and 1996, and to this extent do not reflect changes in Royal Ahold's underlying business.

Overview
Royal Ahold reported 1998 net earnings of NLG 1,206 million compared to NLG 934 million in 1997 and NLG 632 million in 1996, representing increases in net earnings of NLG 272 million or 29% in 1998 compared to 1997 and NLG 302 million or 48% in 1997 compared to 1996. Earnings per common share were NLG 2.06, NLG 1.74 and NLG 1.38 in 1998, 1997 and 1996, respectively. Earnings per common share increased 18% in 1998 compared to 1997 and 26% in 1997 compared to 1996.

Operating results in 1998 rose to NLG 2,242 million, an increase of NLG 405 million or 22% compared to 1997 operating results of NLG 1,837 million, which increased NLG 594 million or 48% as compared to operating results of NLG 1,243 million in 1996. Net sales were NLG 58,364 million, NLG 50,568 million and NLG 36,538 million in 1998, 1997 and 1996, respectively, reflecting increases in sales of 15% in 1998 compared to 1997 and 38% in 1997 compared to 1996. At constant exchange rates, net earnings grew 28% in 1998 and 36% in 1997, while sales increased 15% in 1998 and 28% in 1997.

Forward-looking Statements
This annual report contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. See "-- Forward-Looking Statements".

Factors Affecting Financial Condition and Results of Operation

Exchange rates
Prior to January 3, 1999, Royal Ahold published its consolidated financial statements in Guilders. Effective fiscal 1999 Royal Ahold publishes its consolidated financial statements in Euro. Since a substantial portion of Ahold's assets, liabilities and operating results are denominated in Dollars, Ahold had translation exposure to fluctuations in the value of the Dollar against the Guilder and, effective January 3, 1999, has translation exposure to fluctuations in the value of the Dollar against the Euro. This exposure was and is not hedged by Royal Ahold. In fiscal 1998, an increase in the value of the Dollar of NLG 0.01 had a positive effect on consolidated net earnings of approximately NLG 4 million.

Ahold's financial policy is to match the currency distribution of its borrowings to the denomination of its assets. As a result, fluctuations in balance sheet ratios resulting from changes in exchange rates are generally limited. The effect of other currency changes on Ahold's results is limited due to the smaller size of Royal Ahold's net earnings in other foreign currencies.

To determine earnings Royal Ahold uses a quarterly average dollar rate. The following average rates were used for the years indicated:

 .  1998: NLG 1.98 per Dollar;

 .  1997: NLG 1.95 per Dollar; and

 .  1996: NLG 1.69 per Dollar.

Ahold translates the balance sheets of subsidiaries operating in foreign currencies into Guilders using the exchange rate at the balance sheet date. This rate for the dollar was approximately:

 .  NLG 1.89 at the end of 1998; and

 .  NLG 2.00 at the end of 1997.

Inflation and Changing Prices
Inflation continues to cause moderate increases in costs to Royal Ahold, including the cost of merchandise, labor, utilities and acquiring property, plant and equipment, although cost inflation in Ahold's primary U.S. and Dutch markets has been relatively low for each of the last three years. In the United States, the inflation rate for food prices has been roughly equivalent to the general increase in consumer prices, while in the Netherlands, the inflation rate for food prices has remained below general price increases. Although there is the risk that inflation in Asia Pacific, Other Europe and Latin America could have an effect on Royal Ahold's results, Royal Ahold does not believe inflation has had a material effect on sales or results of operations in these regions to date, since Royal Ahold has been able to pass along merchandise price increases to its customers.

Year 2000 Compliance and the Euro

Year 2000 Compliance
"Year 2000 issues" generally refers to the problems that some date-sensitive software may have in determining the correct century beginning in 2000. For example, many systems will not recognize a difference between 1900 and 2000, because they use only the last two digits of the year (00) in their programming. Failure of such software or systems to recognize the correct century could result in system failures or miscalculations causing disruptions of operations and an inability to engage in similar ordinary business activities. A significant number of Royal Ahold's information technology systems may be affected by Year 2000 issues. These include systems within corporate offices, warehouses, retail outlets and suppliers. The impact of not achieving Year 2000 compliance would be significant, and could cause Royal Ahold's business to be interrupted through an inability, for example, to provide products to Royal Ahold's stores, to process sales through point-of-sale systems and to maintain an accurate record of activities.

Royal Ahold began to address these issues in November 1996 by initiating an assessment of the systems then in use. From this assessment, Royal Ahold developed a plan to have all systems within Royal Ahold achieve Year 2000 compliance by the end of calendar year 1999. These systems will be made compliant either through remediation, replacement or upgrading. Royal Ahold's target is to have system compliance in the first half of 1999 to allow the remainder of the year for evaluation of the systems and additional testing, if necessary.

Royal Ahold has also been in direct contact with certain suppliers and other business partners to monitor their compliance in Year 2000 matters. In the worst case scenario, cash registers and product ordering systems will fail to operate properly, resulting in the inability to collect customer payments and potential stock shortages.

Royal Ahold is Year 2000 compliant in most of its major operations. In the U.S., the Netherlands, Chile, Brazil and Argentina, Royal Ahold has almost completed projects related to this problem. The Portuguese operations should be compliant by the end of the second quarter. Because operations in the Asia Pacific and in all other European countries were established relatively recently, Royal Ahold does not expect that these operations will be significantly affected by Year 2000 issues. Royal Ahold plans to complete preparations by the end of the second quarter to achieve Year 2000 compliance in Asia Pacific operations as well as in all other European country operations.

Royal Ahold has contingency plans that provide for

 .  higher inventory levels;

 . ability to segregate affected systems to allow normal processing by non-affected systems; and

 .  manual procedures to replace affected processes.

Management believes Year 2000 compliance will be achieved in a timely fashion and does not expect Royal Ahold to suffer any significant interruptions to its business which would have a material adverse effect on operations.

Euro Conversion
On January 1, 1999, the countries that are members of the Economic and Monetary Union ("EMU") established a new single currency known as the "Euro". For the following three years there will be a transitional period during which each EMU member country will have two currencies (the Euro and its local currency) for electronic fund transfers. However, it has not yet been determined whether stores will be obliged during the dual currency period, if any, to price their products in both the local currency and the Euro or whether the local currency will continue to have legal status during a possible further transitional period. Euro coins and notes will begin circulating on January 1, 2002, and it is expected that Guilders will remain in circulation for a maximum of six months following that date.

The introduction of the Euro will have a significant effect on Royal Ahold's European operations and financial systems. Royal Ahold is currently engaged in a comprehensive project to identify and address all issues in the areas of information, administration, technology, store operations and distribution. Furthermore, Royal Ahold has been in formal communications with its significant suppliers so that they are ready to transfer to Euro billing whenever Royal Ahold desires to do so.

Costs
At fiscal year end 1998, Royal Ahold's consolidated balance sheet included a provision of NLG 119 million, relating primarily to consulting and information technology modification costs, of which NLG 55 million related to Year 2000 compliance and NLG 64 million related to the introduction of the Euro. During 1998 and 1997 Royal Ahold spent NLG 109 million and NLG 18 million, respectively, addressing both Year 2000 and Euro issues and expects to spend NLG 50 million in 1999 and NLG 69 million in the years thereafter. The costs of both projects are based on management's best estimates, which were derived using a number of assumptions as to future events, including the continued availability of certain resources. However, actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the following:

 .  the availability and cost of trained personnel;

 .  the ability to locate and correct all relevant computer codes;

 .  the extent to which others are able to address their own Year 2000 issues;
   and

 . the final outcome of dual currency and retail pricing issues described above.

Foreign Investment Risks
Royal Ahold and its subsidiaries have operations and other investments in a number of countries outside of the Netherlands and the United States. Foreign operations and investments are subject to the risks normally associated with conducting business in foreign countries such as:

 .  labor disputes;

 .  uncertain political and economic environments;

 .  risks of war and civil disturbances;

 .  risks associated with the movement of funds;

 .  deprivation of contract rights;

 . taking of property by nationalization or expropriation without fair compensation;

 . risks relating to changes in laws or policies of particular countries such as foreign taxation;

 . risks associated with obtaining necessary governmental permits, limitations on ownership and on repatriation of earnings; and

 .  foreign exchange and currency fluctuations.

Royal Ahold cannot assure you that these problems or other problems relating to foreign operations will not be encountered by Royal Ahold and its subsidiaries in the future. Foreign operations and investments may also be adversely affected by laws and policies of the Netherlands, the United States and the other countries in which Royal Ahold operates affecting foreign trade, investment and taxation.

Results of Operations
Selected earnings data and their percentage relationship to sales are:

                                                    Fiscal Year
                         -------------------------------------------------------------------------------
                                  1998                       1997                     1996
                         -------------------------------------------------------------------------------
                            NLG        % of sales     NLG        % of sales     NLG        % of sales
                         -----------  ------------------------  ------------------------  --------------
                          (in NLG millions, except per Common Share data and percentages)
Net Sales                     58,364        100.0       50,568        100.0       36,538        100.0
Gross Profit                  13,639         23.4       11,546         22.8        7,928         21.7
Operating Expenses           (11,397)       (19.5)      (9,709)       (19.2)      (6,685)       (18.3)
Operating Results              2,242          3.9        1,837          3.6        1,243          3.4
Net Financial Expense           (516)        (0.9)        (474)        (0.9)        (318)        (0.9)
Income Taxes                    (434)        (0.8)        (382)        (0.8)        (249)        (0.7)
Minority Interests               (86)        (0.1)         (47)        (0.1)         (43)        (0.1)
Net Earnings                   1,206          2.1          934          1.8          632          1.7
Net Earnings per Common
 Share                          2.06                      1.74                      1.38

Acquisitions and Consolidations
Acquisitions are a key component of Ahold's growth strategy in the United States and in the relatively underdeveloped markets of Southern and Central Europe, Asia Pacific and Latin America. Royal Ahold substantially expanded its business through acquisitions in 1998, 1997 and 1996. Over this period, Ahold completed 10 significant business acquisitions, paying total consideration of approximately NLG 14.5 billion in cash and assumed indebtedness. Royal Ahold's acquisition program has considerably broadened the geographical scope of its worldwide business. Through the business acquisitions completed in 1998, 1997 and 1996, Ahold established a significant presence in a number of new markets, including Brazil, Argentina, Chile and Thailand. Store counts represent the number of stores owned by each company at the time of acquisition by Royal Ahold.

Business acquisitions completed by Ahold during 1998, 1997 and 1996 were:

 . Giant-Landover (United States): acquisition of all of the voting stock of Giant Food, a U.S. company operating 179 supermarkets in the Mid-Atlantic region of the United States for $2.7 billion (NLG 5.6 billion) in cash. In conjunction with the acquisition, Ahold divested ten stores (including four Giant-Carlisle stores) pursuant to an agreement with the Federal Trade Commission (October 1998).

 . Disco (Argentina) and Santa Isabel (Chile): establishment of DAIH, a 50% partnership with Velox Retail Holdings (January 1998). DAIH currently controls a 90.3% stake in Disco (increased from 50.4% in December 1998), the largest food retailer in Argentina with 108 stores, and a 65.0% stake in Santa Isabel (increased from 37.0% in March 1998), a Chilean company with 64 stores in Chile, 15 in Peru, six in Paraguay and two in Ecuador. Total consideration paid by Ahold to acquire its interest in DAIH was approximately $538 million.

 . SuperMar (Brazil): acquisition by Bompreco, in which Royal Ahold holds a 50% interest, of SuperMar, operator of 50 food retail stores in the State of Bahia, Brazil, for approximately BRL 65 million (NLG 118 million) in cash (June 1997).

 .  CRC Ahold Thailand (Thailand): acquisition from Central Robinson Group of a
   49% interest in 30 supermarkets in Thailand for approximately THB 4.4 billion (NLG 298 million) in cash through the establishment of a new partnership, CRC Ahold Thailand (January 1997). In April 1998, Royal Ahold increased its ownership interest to 100% subject to ownership interest repurchase options granted to the Central Robinson Group.

 . Bompreco (Brazil): acquisition of 38.9% of the common shares (representing a 50% voting interest) of Bompreco, a food retailer with 50 retail stores in northeastern Brazil, for approximately BRL 285 million (NLG 475 million) in cash (December 1996). Subsequent to the acquisition in August 1998, Ahold increased its percentage of ownership to 47.9%.

 . Store 2000 (Spain): establishment of a 50% partnership, Store 2000, with the parent company of Caprabo, a privately held food retail company based in Barcelona, Spain (December 1996). In October 1998, Royal Ahold terminated the partnership. In December 1998, Ahold acquired 15 stores in the Madrid area from Longinos Velasco, through its newly formed and wholly-owned subsidiary Ahold SuperMercados.

 . Shanghai Ahold-Zhonghui Supermarket Co. (China): establishment of a 50% partnership, Shanghai Ahold-Zhonghui Supermarket Co. to which Ahold contributed NLG 4 million and Shanghai Zhonghui Supermarket contributed 15 stores operating in the Shanghai region of China (October 1996). In January 1998, Shanghai Ahold-Zhonghui Supermarket Co. acquired 22 supermarkets from Yaohan Liancheng.

 . Stop & Shop (United States): acquisition of Stop & Shop, a U.S. company with 171 supercenters, supermarkets and convenience stores on the date of acquisition in the northeastern United States (July 1996). Total consideration was approximately $1.8 billion (NLG 3.0 billion) in cash and the assumption of $1.4 billion (NLG 2.3 billion) in interest-bearing debt. Thirty stores and two future sites were divested pursuant to an agreement with the FTC and certain state antitrust authorities.

 .  Ahold Kuok Malaysia and Ahold Kuok Singapore (Malaysia and
   Singapore): establishment of partnerships with the Kuok Group in Singapore, in which Ahold owns 60%, and in Malaysia, in which Ahold owns 52.2%, to develop food retailing operations in those countries (March 1996). Ahold Kuok Malaysia opened its first two pilot stores in September 1996 and in September 1997 acquired the leases of 11 supermarkets from Emporium Holdings. During 1998 Ahold Kuok Malaysia acquired seven supermarkets from Yahona Corporation (May 1998) and 27 supermarkets from Parkson Corporation (July 1998).

 . Primarkt (the Netherlands): acquisition of Primarkt, a food retailer in the southern part of the Netherlands, operating 20 supermarkets and 16 liquor stores, for NLG 111 million (January 1996).

Recent Developments
Since the end of fiscal 1998, Royal Ahold has announced a number of acquisitions, which could materially affect the results of operations, including its proposed acquisition of Pathmark and its acquisition of four supermarket companies in Spain.

                                   Net Sales

                                 Fiscal Year
                  -----------------------------------------
                      1998          1997          1996
                  ------------- ------------- -------------
                  Amount Change Amount Change Amount Change
                  ------ ------ ------ ------ ------ ------
                    (NLG in millions, except percentages)
                        %             %             %
Food Retailing
  The Netherlands 12,306    6   11,658    5   11,064    5
  United States   31,959   15   27,879   47   18,968   42
  Other Europe     3,793   20    3,156   25    2,528   33
  Latin America    4,625   79    2,581   --       --   --
  Asia Pacific       896   (3)     921   --       56   --
Food Wholesaling   4,584    9    4,199   11    3,788    2
Other Activities     201   16      174   30      134   84
                  ------        ------        ------
Net Sales         58,364   15   50,568   38   36,538   24
                  ======        ======        ======

Net Sales
Net sales in 1998 increased by NLG 7,796 million, or 15%, to NLG 58,364 million, from NLG 50,568 million in 1997. At constant exchange rates, consolidated net sales growth was 15% in 1998 compared to 1997. The major reasons for this increase were, in addition to autonomous growth, the fourth quarter consolidation of Giant-Landover, Disco and Santa Isabel and the additional week in fiscal 1998 for the Dutch and U.S. operations. Net sales in 1997 increased NLG 14,030 million, or 38%, to NLG 50,568 million from NLG 36,538 million in 1996. At constant exchange rates, consolidated sales growth was 28% in 1997 compared to 20% in 1996. The major reasons for this increase were the full-year consolidation of both Stop & Shop and Bompreco.

Food Retailing
In the Netherlands, net sales increases in 1998 and 1997 were primarily volume-related and mainly attributable to the upgrading of the existing stores and improvements in distribution efficiency. Sales in identical stores (those owned by Royal Ahold as well as franchise stores) at Albert Heijn, Royal Ahold's primary food retailer in the Netherlands, increased 4.3% in 1998 over 1997 after growing 4.0% in 1997 compared to 1996. Additionally, due to continued expansion in the Netherlands, the number of total stores, including franchises, increased to 686 in 1998 from 680 in 1997 and 665 in 1996. According to AC Nielsen, the market share for Albert Heijn remained relatively stable at 28% for fiscal years 1998 and 1997.

Food retailing net sales in the United States increased by 15% in 1998 compared to 1997. The increase in overall net sales growth in 1998 was primarily due to increased market share and new store openings particularly at Stop & Shop and Giant-Carlisle. The inclusion of Giant-Landover's net sales as of October 28, 1998 further improved net sales in fiscal 1998. Bonus card programs introduced in 1998 and 1997 aimed to reward and generate customer loyalty resulted in positive effects at several U.S. subsidiaries. Identical store net sales in the United States increased by 1.6% in 1998, in comparison to 3.2% in 1997 and 2.9% in 1996. The decrease in growth in fiscal 1998 as compared to fiscal 1997 primarily reflected the leveling off of sales growth at BI-LO and Tops. In 1997, net sales grew 47% in comparison to 1996, primarily due to the inclusion of a full year's results of Stop & Shop, sales growth attributable to increased market share of BI-LO and new store openings. Sales in 1997 were slightly negatively affected by divestitures that Royal Ahold was required to make in connection with the Stop & Shop acquisition. See "--Acquisitions and Consolidations."

Net sales in Other Europe, comprised of Portugal, the Czech Republic, Poland and Spain, increased by 20% in 1998 primarily due to net sales growth in Portugal, slightly offset by decreases in Poland and the Czech Republic. The net sales increase in Portugal in 1998 and 1997 resulted largely from the opening of new stores. Net sales in other European countries reflected an increase of 25% in fiscal 1997 in comparison to fiscal 1996. Sales growth in 1997 came primarily from growth in Portugal as a result of the opening of new stores as well as autonomous growth. In addition, net sales in fiscal 1997 were slightly improved by operations in the Czech Republic.

In Latin America, net sales increased significantly in 1998, primarily due to the full year inclusion of Bompreco Bahia in Brazil, and by the fourth quarter consolidation of Disco and Santa Isabel in Argentina and Chile, respectively. The fiscal 1997 sales reflect the full year sales of Bompreco, acquired in December 1996, and the half-year sales of Bompreco Bahia, acquired in July 1997.

The decrease in net sales in the Asia Pacific region in 1998 primarily resulted from the devaluation of the local currency rates associated with the overall downturn in the pan-Asian economy. The decrease was partially mitigated by the successful introduction of the TOPS store format and acquisitions in China, Malaysia, Singapore and Thailand. Net sales in the Asia Pacific region increased in fiscal year 1997 as compared to fiscal year 1996, primarily by the increase in the number of stores to 78 at the end of fiscal 1997 from 36 at the end of 1996. Sales in fiscal 1997 were further improved due to the expansion in Thailand through the joint venture with the Central Robinson Group.

Food Wholesaling and Institutional
Food wholesaling net sales increased by 9% in 1998, after an 11% growth in 1997. The increase in 1998 wholesale and institutional net sales compared to 1997 and the increase in 1997 compared to 1996 was attributable to increased net sales to affiliated customers. The total number of supermarket outlets affiliated with Schuitema, Ahold's primary wholesaling arm, was 464, 485 and 486 at the end of 1998, 1997 and 1996, respectively. The combined market share of total Dutch sales of the supermarket outlets affiliated with Schuitema, as reported by AC Nielsen, was approximately 11.0% in 1998, 10.6% in 1997 and 10.3% in 1996.

Institutional food net sales in 1998 through the operating company Grootverbruik Ahold B.V. ("GVA") were approximately NLG 800 million in

1998, NLG 700 million in 1997 and NLG 600 million in 1996.

Other Activities
Ahold's other activities primarily consist of revenues from real estate operations. Net sales consist of rent revenue generated from third parties, including franchisees (intercompany rent revenue is eliminated in consolidation) and sales to third parties from Ahold's production companies. As a percentage of total Ahold sales, these sales are insignificant.

Gross Profit
Gross profit in 1998 was NLG 13,639 million, compared to NLG 11,546 million in 1997 and NLG 7,928 million in 1996. The increase in 1998 was caused by both increases in sales and gross margin improvements and the acquisition of Giant-Landover in October 1998. In addition, 1998 and 1997 gross profits were positively affected by a stronger Dollar.

Gross margin was 23.4% in 1998, compared to 22.8% in 1997 and 21.7% in 1996. Gross margin increased in 1998 despite strong competition. The gross margin increase of 0.6 percentage points in 1998 compared to 1997 was due primarily to the growth in higher margin operations in the United States and Portugal. The gross margin increase of 1.1 percentage points in 1997 compared to 1996 was due primarily to full year inclusion in 1997 of Stop & Shop and operations in other European countries.

Operating Expenses
Operating expenses, consisting of selling, general and administrative expenses, were NLG 11,397 million in 1998, compared to NLG 9,709 million in 1997 and NLG 6,685 million in 1996. Such expenses constituted 19.5%, 19.2% and 18.3% of net sales in 1998, 1997 and 1996, respectively. The increase in operating expenses as a percentage of net sales in 1998 was due to integration costs of Asian operations and start-up expenses incurred by Ahold's operations in Asia Pacific and Poland. Royal Ahold anticipates that additional economies of scale will be realized in future fiscal periods with the further integration of Giant-Landover and Royal Ahold's U.S. operations. The increase in operating expenses relative to sales in 1997 was caused by the start-up expenses incurred by Ahold's Asia Pacific, the cost of integrating Finast and Tops and the realignment and reorganization of other existing operations in the U.S.

Selling expenses were NLG 9,725 million, NLG 8,401 million and NLG 5,878 million in 1998, 1997 and 1996, respectively. Selling expenses as a percentage of sales were relatively unchanged at 16.7% in 1998, compared to 16.6% in 1997 and 16.1% in 1996. The increase in selling expenses as a percentage of sales in 1997 was attributable to increased promotional activity at most locations. Increases in the amount of expenses resulted from selling expenses at acquired and newly consolidated companies. The increase in selling expenses as a percentage of sales in 1996 was due to the inclusion of Stop & Shop, which had selling expenses that, as a percentage of sales, were higher than Ahold's other operating companies.

General and administrative expenses were NLG 1,672 million, NLG 1,308 million and NLG 807 million in 1998, 1997 and 1996, respectively. General and administrative expenses as a percentage of sales were 2.9% in 1998, compared to 2.6% in 1997 and 2.2% in 1996. General and administrative expenses in 1998 increased as an absolute number and as a percentage of net sales due to the inclusion of newly acquired and consolidated companies, particularly Giant-Landover, that have historically had a higher level of general and administrative costs than Ahold's operating units. General and administrative expenses in 1997 increased compared to 1996 due to the full year inclusion of Stop & Shop.

In order to cover costs of the reorganization of the distribution system as well as a number of other planned changes in its organizational structure initiated in 1993, Albert Heijn has made provisions for severance benefits payable to administrative, production, distribution and store personnel. Such provisions have been made over several years as the extent of the reorganization has been refined. Provisions have been accrued for in accordance with a master agreement between Albert Heijn and the affected labor unions dated March 1993. At January 3, 1999, 2,000 employees had been terminated under this agreement. The number of terminated employees is expected to increase to a maximum of 2,050 employees. The accrued costs at January 3, 1999 and December 28, 1997 of NLG 110 million and NLG 114 million, respectively, include contractual termination benefits and supplemental monthly payments over a period (which may extend up to ten years) based on the employee's salary, age and length of service. Payments of such costs aggregated NLG 20 million, NLG 42 million and NLG 12 million in 1998, 1997 and 1996, respectively. Payments in 1999 and 2000 are expected to be NLG 28 million in each of the fiscal years.

In March 1999, Royal Ahold has announced the consolidation over an 18-month period of its five U.S. operating companies' accounting departments into a single financial service center called "Ahold Financial Services". The center will result in economies of scale and facilitate the integration of new acquisitions.

Operating Results
Operating results were NLG 2,242 million in 1998, an increase of 22% over 1997, and NLG 1,837 million in 1997, an increase of 48% over 1996. Operating results improved in 1998 in all geographic areas except for Asia Pacific, where losses resulted from start-up costs and the regional economic crisis. Exchange rates fluctuations, particularly the Dollar against the Guilder, had a net positive effect of NLG 37 million and NLG 153 million on operating results in 1998 and 1997, respectively, which were slightly offset by the negative exchange rate fluctuations experienced in Asia Pacific. At constant rates of exchange, operating results would have increased 20% in 1998 compared to 36% in 1997. As a percentage of sales, operating results improved to 3.9% in 1998, an increase of 0.3% compared to 1997. This increase resulted primarily from increased margins in U.S. operations. Operating results improved in 1997 as a percentage of sales to 3.6% from 3.4% in 1996. This improvement was primarily attributable to the inclusion of Stop & Shop, whose operating results, as a percentage of sales, were higher than those of Ahold's other operating companies.

Net Financial Expense
Income from unconsolidated subsidiaries and affiliates was NLG 24 million in 1998, NLG 6 million in 1997 and NLG 6 million in 1996.

Interest expense increased in 1998 to NLG 704 million compared to NLG 605 million in 1997 and NLG 374 million in 1996. The increase in 1998 was primarily due to the issuance of subordinated convertible notes and the consolidation of interest expenses of Disco and Santa Isabel in the fourth quarter and Giant-Landover effective October 28, 1998. The increase in interest expense in 1997 related primarily to the short-term and long-term debt, including capital leases, assumed through the acquisition of Stop & Shop in July 1996.

The interest coverage ratio (operating results, foreign currency results, income from unconsolidated subsidiaries plus interest income divided by interest expense) was 3.5, 3.2 and 3.5 in 1998, 1997 and 1996, respectively. In 1998 Royal Ahold recognized a foreign currency loss of approximately NLG 4 million primarily as a result of Dollar-denominated borrowings in Asia Pacific and Latin America. In 1997, these Dollar denominated borrowings resulted in a foreign currency gain of approximately NLG 30 million. Net financial expense is expected to increase in fiscal year 1999, reflecting activities consolidated in 1998 and the issuance of convertible subordinated debt in October 1998.

Income Taxes
Royal Ahold's effective income tax rates were 25.2% in 1998, 28.1% in 1997 and 26.9% in 1996. In 1998, the decrease in the effective tax rate was largely attributable to the changes in the composition of earnings. In 1997, operations in countries with higher effective tax rates, such as the United States and Portugal, contributed higher pre-tax earnings relative to countries with lower effective tax rates.

Net Earnings
Net earnings in 1998 were NLG 1,206 million, representing an increase of 29.1% in comparison to 1997. Net earnings per share rose 18.4% in 1998 to NLG 2.06. At constant exchange rates, net earnings increased 28.0% in 1998 compared to 1997 corresponding to a 16.7% increase in earnings per share. Net earnings in 1997 were NLG 934 million, representing a 47.8% increase over 1996, resulting in a 26.1% increase in net earnings per share to NLG 1.74.

Following U.S. GAAP, net earnings would have been NLG 876 million in 1998, compared to NLG 712 million in 1997 and NLG 517 million in 1996. The principal differences between Dutch GAAP and U.S. GAAP affecting net earnings include the accounting treatment of pensions, provisions and goodwill. For further information, see note 23 to the consolidated financial statements.

Liquidity and Capital Resources

Cash Flow and Liquidity
Cash flow generated from operations provides Royal Ahold with a significant source of liquidity. Cash flow from operations is re-invested each year in new stores, store remodeling and store expansions as well as in efficiency-improving measures and retailing innovations.

Royal Ahold's operating activities in fiscal 1998 generated net cash of NLG 2,772 million with NLG 2,775 million generated by earnings before minority interests plus depreciation and amortization. In 1997 and 1996, cash flows from operating activities were NLG 2,037 million and NLG 1,176 million, respectively, with NLG 2,171 million and NLG 1,509 million, respectively, generated by earnings before minority interests plus depreciation and amortization.

Cash and cash equivalents at year end 1998, 1997 and 1996 were NLG 1,145 million, NLG 655 million and NLG 714 million, respectively. The ratio of current assets to current liabilities was 87.4%, 81.1% and 85.2% at year end 1998, 1997 and 1996, respectively. At the end of 1998, Ahold and its subsidiaries held approximately 29 days of inventory, compared to 30 days at the end of 1997 and 1996.

Ahold's primary line of credit, entered into in December 1996, is a $1 billion, seven-year multi-currency revolving credit facility, under which, at January 3, 1999, $73 million (NLG 139 million) was available for additional borrowings. In March 1998, Ahold entered into an additional $500 million, four-year standby multi-currency revolving credit facility. The terms and conditions of this facility are substantially similar to Royal Ahold's existing $1 billion multi-currency revolving credit facility. At January 3, 1999, no amounts were outstanding under the four-year credit facility.

These facilities are intended to ensure Ahold of sufficient financial capacity. Management believes that these lines of credit represent a sufficient source of funds for future short-term and long-term financing of ongoing operations.

Investing Activities and Capital Expenditures
Amounts for capital expenditures and acquisitions of businesses were as follows:

                                           Fiscal Year
                                        1998   1997   1996
                                        -----  -----  -----
                                         (NLG millions)
Purchases of tangible fixed assets      2,908  2,711  1,602
Acquisitions of businesses              6,764    351  3,793
Fixed assets disposals and other         (237)  (254)  (630)
                                        -----  -----  -----
Net cash used in investing activities   9,435  2,808  4,765
                                        =====  =====  =====
Capitalized lease commitments incurred    288    143    107

In 1998, Ahold spent NLG 2,908 million on fixed assets compared to NLG 2,711 million in 1997. Of the amount expended in fiscal year 1998, approximately 77% was spent on new stores and store improvements and the remainder was spent on distribution centers, computer hardware and other assets.

Investments in tangible fixed assets are expected to amount to approximately NLG 4,200 million in 1999, of which approximately NLG 750 million was committed as of the end of 1998. The following shows the breakdown of expected 1999 fixed assets expenditures by geographic location:

 .  NLG 600 million in the Netherlands;

 .  $1.1 billion (NLG 1.9 billion) in the United States;

 .  NLG 900 million in Other Europe;

 .  NLG 750 million in Latin America; and

 .NLG 50 million in Asia Pacific.

In addition, management expects that in 1999 new capitalized lease commitments will amount to approximately $200 million (NLG 378 million), all in the United States.

Ahold spent NLG 6,764 million in 1998 on acquisitions of businesses, primarily Disco, Santa Isabel and Giant-Landover. Royal Ahold spent NLG 351 million in 1997 primarily on the acquisitions of its interest in CRC Ahold, Thailand and a partnership interest in SuperMar in Brazil by Bompreco.

Acquisitions in 1998 were primarily financed out of proceeds from Royal Ahold's issuances of common shares, cumulative preferred shares and convertible subordinated notes. See "-- Financing Activities." Except for Stop & Shop, acquisitions in 1997 and 1996 were primarily financed through cash from operations and other internal sources. The Stop & Shop acquisition was financed with the proceeds from Royal Ahold's issuance of common shares.

If the Pathmark acquisition is completed, the total cash consideration to be paid by Royal Ahold will be $243 million. Royal Ahold intends to fund this amount from cash on hand and, to the extent that cash on hand is not sufficient, by drawing on its existing $1.0 billion credit facility. Royal Ahold also will indirectly assume all of Pathmark's interest-bearing debt, which totaled approximately $1.5 billion as of January 30, 1999. Royal Ahold currently intends to refinance the Pathmark debt obligations as soon as practicable following consummation of the acquisition. Royal Ahold currently is considering financing a portion of such indebtedness through an equity offering, and to refinance the balance of such indebtedness through the incurrence of debt. Royal Ahold also anticipates that it would incur approximately $500,000 in per store remodeling costs for select Pathmark stores over the next few years.

Financing Activities
Cash provided through financing activities in 1998 was NLG 7,310 million, consisting primarily of proceeds from global offerings. In April 1998, Royal Ahold issued 34,500,000 common shares, resulting in total net proceeds to Ahold of approximately NLG 2.2 billion. The proceeds were primarily used to repay debt incurred to finance the acquisition of Royal Ahold's 50% participation in DAIH and to fund a $100 million 6% loan to Velox Retail Holdings.

In August 1998, Ahold issued 24 million cumulative preferred financing shares resulting in aggregate net proceeds of approximately NLG 161 million. The net proceeds were used for general corporate purposes in the Netherlands.

In September and October 1998, to finance the acquisition of Giant-Landover, Royal Ahold issued 51,750,000 common shares, resulting in net proceeds of approximately NLG 2.7 billion, and NLG 1,495 million aggregate principal amount of 3% convertible subordinated notes due 2003.

Financing activities in 1997 provided NLG 664 million of cash compared to NLG 3,430 million in 1996. Cash provided by financing activities in 1997 consisted of NLG 284 million of capital contributed by minority interests and NLG 56 million cash provided from the exercise of stock options, and NLG 324 million provided by changes in short and long-term debt, capitalized lease commitment payments, proceeds from stock options and dividends paid.

In December 1997, Albert Heijn issued NLG 300 million aggregate principal amount of 5.875% senior obligations (guaranteed by Royal Ahold) due in December 2007; and Royal Ahold issued NLG 200 million aggregate principal amount of its 5.875% subordinated bonds due in December 2005. The proceeds from the issuance of the senior obligations were used to repay in part pre-existing debt obligations and the proceeds of the subordinated bonds were used to defease in substance NLG 200 million aggregate principal amount of 7.625% subordinated loans maturing in 2000.

Ahold has hedged certain risks related to fluctuations of interest rates on its Dollar-denominated debt and a portion of its Guilder-denominated debt through the purchase of options. It is Royal Ahold's policy to hedge only well-defined interest-rate or foreign-exchange-transaction exposure and not to hedge foreign exchange translation exposure.

At the end of fiscal 1998, Royal Ahold had 14 open foreign exchange contracts and two open option contracts related to purchase commitments denominated in Dollars. Additionally, at the end of 1998, Royal Ahold had six swaps which converted certain fixed-rate debt into floating-rate debt and six swaps converting floating-rate debt into fixed-rate debt (related to its $1 billion seven-year multi-currency revolving credit facility and various Portuguese obligations). Management believes that its hedging practices do not expose Royal Ahold to any unusual risks or significant exposure to potential liabilities from these transactions. For details regarding the notional amounts and values of such derivative financial agreements, see note 21 to the 1998 consolidated financial statements.

Interest-bearing debt (including capitalized lease commitments) was NLG 10,584 million at the end of fiscal 1998 compared to NLG 6,985 million at the end of fiscal 1997 and NLG 5,434 million at the end of 1996. Net gearing, the ratio of interest-bearing debt, net of cash, to stockholders' equity plus minority interests ("group equity"), was 239%, 174% and 172% at fiscal year end 1998, 1997 and 1996, respectively. The ratio of interest-bearing debt to total assets increased to 42.0% in 1998 from 37.1% at fiscal year end 1997 and 36.5% at fiscal year end 1996.

Stockholders' equity was NLG 3,422 million, NLG 3,089 million and NLG 2,417 million at year end 1998, 1997 and 1996, respectively. Group equity represented 16% of total assets at the end of 1998 compared to 19% at the end of fiscal 1997 and 19% at the end of fiscal 1996.

Following U.S. GAAP, stockholders' equity would have been NLG 14,659 million at fiscal year end 1998, compared to NLG 9,593 million at fiscal year end 1997 and NLG 8,114 million at fiscal year end 1996. The principal differences between Dutch GAAP and U.S. GAAP affecting stockholders' equity are the accounting treatment of goodwill, pensions, provisions and proposed dividends of Dutch plans and proposed dividends on common shares. See note 23 to the consolidated financial statements.

Outlook
Sales and operating results in fiscal year 1999 (which will consist of 52 weeks) are expected to improve in all regions. It is anticipated that 1999 earnings per share, excluding currency fluctuations, will increase by approximately 15-20%.

Albert Heijn expects to generate higher 1999 sales and results. The specialty stores, Ahold Institutional Food Supply and wholesaler Schuitema are expected to generate further growth in sales and operating results. In the Netherlands, Albert Heijn will continue to provide improved and innovative customer service. The focus will be on persistent fine tuning of store formats and distribution processes.

In the United States, Royal Ahold expects sales and operating results to increase substantially in 1999. The October 1998 acquisition of Giant-Landover will make an important contribution to growth in the U.S. in 1999. Autonomous growth and many new initiatives to further improve cooperation among the supermarket companies are expected to impact positively on operating margins. Royal Ahold expects further growth to be enhanced through the anticipated acquisition of Pathmark. Completion of the transaction is subject to a number of conditions including obtaining necessary U.S. federal and state antitrust approvals.

In Portugal, increased sales and operating earnings are expected in 1999, reflecting further store expansion. In the Czech Republic, sales are expected to rise sharply due to new store openings in 1998 along with two additional hypermarkets planned to open in 1999. In Poland, sales will be boosted by the opening of new stores and operating losses will be limited. The supermarket companies acquired in Spain in early 1999 are expected to make a modest contribution to results.

In Latin America, sales and earnings, expressed in local currencies, are expected to increase considerably in 1999. However, the devaluation of the Brazilian Real is expected to have a limited negative impact on consolidated earnings. Royal Ahold expects further growth for Bompreco in Brazil, due in part to new store openings and remodeling. Despite increased competition, Royal Ahold expects annual sales and operating results at Disco in Argentina and Santa Isabel, based in Chile to improve in fiscal year 1999.

Growth of sales and earnings in Asia Pacific have lagged behind Royal Ahold's initial expectations, reflecting start-up costs and ongoing difficult economic conditions. While Royal Ahold expects the region's economy to improve modestly in fiscal year 1999, operating losses are anticipated, but at a lower level than in fiscal 1998.

Through internal growth and acquisitions in 1999, Royal Ahold will strive to further develop its worldwide network of food retail companies offering a superior shopping experience to customers in their local marketplace. Autonomous growth can be financed from cash flow available from current operations. Sizeable acquisitions will be financed from external sources. The equity ratio is expected to increase through the accumulation of retained earnings in stockholders' equity.

Forward-looking Statements
Certain statements contained in this Annual Report on Form 20-F or incorporated herein by reference are "Forward-looking Statements" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, and are intended to be covered by the safe harbors created thereby. Such statements include, but are not limited to:

 . statements as to expected increases in sales, operating results, market shares and certain expenses, including interest expenses, in respect of certain of Royal Ahold's operations;

 . expectations as to the impact of innovative improvements on productivity levels, operating results and profitability in the stores;

 . expectations as to the savings from new projects and programs and from increased cooperation between Ahold's subsidiaries (in particular, in the United States);

 . estimates and financial targets in respect of net earnings growth and net earnings per share;

 . expectations regarding the impact of recent acquisitions on future results of operations;

 .  statements as to the anticipated rate of growth of markets in which Royal
   Ahold has operations;

 .  expectations with respect to opportunities for expansion and growth;

 . expectations regarding whether conditions of closing of agreements for acquisitions of businesses or stores will be satisfied, and whether those acquisitions will be consummated on schedule or at all;

 .  statements as to the funding of future expenditures and investments;

 .  estimates of Euro and Year 2000 costs and impact of non-compliance;

 . expectations of risks and liabilities of hedging transactions entered into by Royal Ahold;

 .  statements as to the expected outcome of certain legal proceedings; and

 .  estimates of future growth in the number of employees.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements ("cautionary statements") include:

 . the effect of general economic conditions and changes in interest rates in the countries in which Royal Ahold operates;

 . increases in competition in the markets in which Royal Ahold's subsidiaries operate and changes in marketing methods utilized by competitors; and

 . fluctuations in exchange rates between the Euro and the other currencies in which Royal Ahold's assets, liabilities and results are denominated, in particular, the Dollar;

as well as the other factors discussed elsewhere in this annual report on Form 20-F or in the documents incorporated therein by reference.

Many of these factors are beyond Royal Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Royal Ahold uses financial instruments, including fixed and variable rate debt, as well as swap forward and option contracts to finance its operations and to hedge interest rate exposures. The swap, forward and option contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. Royal Ahold does not enter into contracts for speculative purposes, nor is it a party to any leveraged instrument. It is the policy of Royal Ahold to hedge only well-defined interest-rate or foreign-exchange-transaction exposure and not to hedge foreign exchange translation exposure.

For debt obligations the underlying table presents principal cash flows and related interest rates by fiscal year of maturity. Capital lease obligations are not included in the table. Variable interest rates disclosed represent the weighted average rates of the portfolio at the period end. For interest rate swaps, the table presents notional amounts and related interest rates by fiscal year of maturity. For these swaps the variable rates presented are based on implied forward rates in the yield curve at January 3, 1999. Implied forward rates should not be considered a predictor for actual or future interest rates. The information is presented in the original currency of the contract.

                             Fiscal year end 1998
                            Expected Maturity Dates

                                                          Years
                                                          there-
                        1999   2000   2001   2002   2003  after  Total Fair value
Liabilities (NLG
 millions)
Long-term Debt
Fixed Rate (NLG)            5    107     20     23  1,729 1,022  2,905   3,058
Average interest rate   4.94%  4.71%  4.51%  4.49%  4.54%
Fixed Rate (USD)          155    134     42    396    103   636  1,466   1,717
Average interest rate   8.83%  9.09%  8.91%  8.93%  8.53%
Variable Rate (USD)         2      8      8    100  1,755    25  1,898   1,899
Average interest rate   5.40%  5.50%  5.73%  5.70%  5.83%
Fixed Rate (PTE)            5     38     22     62     --    --    127     158
Average interest rate  11.19% 11.19% 11.67% 12.00%
Variable Rate (PTE)        55     93     --     --    126   148    423     434
Average interest rate   4.44%  4.44%  4.38%  4.38%  4.38%
Fixed Rate (BRL)           14      8     --     --     --    --     22      22
Average interest rate  15.00% 15.00%
Variable Rate (BRL)        42     42     46     25     20    84    259     259
Average interest rate  18.78% 18.83% 18.86% 17.11% 17.11%

                                                             Years
                                                             there-
                         1998  1999  2000  2001  2002  2003  after  Total Fair value
Interest Rate
 Derivatives
 (NLG millions)
Interest Rate Swap
Fixed to variable (NLG)     --    --   470    --   100   200  100     870    105
Average pay rate         3.37% 3.26% 3.44% 3.57% 3.70% 3.87%
Average receive rate     7.16% 7.17% 6.89% 6.90% 6.89% 6.87%
Variable to fixed (NLG)     --    --   200    --   100    --          300    (48)
Average pay rate         7.84% 7,84% 7.84% 7.84% 8.61%
Average receive rate     3.30% 3.19% 3.31% 3.42% 3.54%
Variable to fixed (USD)     --    --   378   945    --    --        1,323    (36)
Average pay rate         5.81% 5.81% 6.07% 6.32%
Average receive rate     5.07% 5.10% 5.13% 5.20%

Foreign currency exchange rate risk
While Royal Ahold has extensive operations in a variety of countries throughout the world, it actively manages its foreign currency exposure by financing such operations in local currency borrowings to the extent possible or practical. Using this "material hedging" technique, Royal Ahold proactively manages its overall debt portfolio to match its asset investments on a country by country basis. When local financing is not possible or practical, Royal Ahold will finance its foreign operations through its network of intercompany loans. In this manner, Royal Ahold has substantially mitigated any significant foreign exchange exposure.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

Supervisory Board
The Supervisory Board of Ahold is an independent and self-electing entity. The Supervisory Board must consist of at least three members. As a member's term expires or as a member retires, the ongoing members vote on replacement or re-appointment. Supervisory Board members are elected for a term of four years and may be re-elected thereafter. A member of the Supervisory Board must retire upon reaching the age of seventy-two. Persons employed by Royal Ahold or a dependent company (afhankelijke maatschappij) cannot be members of the Supervisory Board.

The Supervisory Board has the power to appoint and discharge members of the Corporate Executive Board of Ahold, the right to approve certain important management decisions, and the power to adopt the annual financial accounts. In addition, the Supervisory Board supervises the policies conducted by the Corporate Executive Board, as well as Royal Ahold's general course of affairs and its business. In performing their duties, members of the Supervisory Board must consider the interests of Royal Ahold and its business.

The general meeting of shareholders or a duly appointed committee thereof, the Corporate Executive Board and the Central Works Council, in its capacity as the representative of the employees of Royal Ahold and its Dutch subsidiaries, may make a non-binding recommendation for candidates to fill a vacancy on the Supervisory Board. In addition, the general meeting of shareholders and the Central Works Council have the right to object to a proposed appointment of a member of the Supervisory Board. The appointment will take place if such objection is declared invalid by the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal.

A member of the Supervisory Board may be dismissed by the Enterprise Chamber of the Amsterdam Court of Appeal for neglect of his duties, for certain other serious reasons or following a significant change in circumstances as a result of which his continued membership is no longer reasonable for Royal Ahold.

The remuneration of each member of the Supervisory Board is determined by the Supervisory Board, subject to approval by the general meeting of shareholders.

As of March 31, 1999, the members of the Supervisory Board were as follows:

                     Principal                                          Year of
Name             Age Occupation                                     Appointment
H. de Ruiter      65 Former Group Managing Director and Managing           1994
(Chairman)           Director of Royal Dutch Petroleum Company
R.J. Nelissen     67 Former Chairman of the Managing                       1981
(Vice Chairman)      Board of ABN AMRO Holding N.V.
J.A. van          62 Governor-General for the Dutch Province of            1996
Kemenade             North-Holland and Former Minister of Education
                     and Science of the Dutch Government
A.J. Kranendonk   68 Former President of the Management                    1985
                     Board of Friesland W.A.
R.F. Meyer        66 Professor of Business Administration                  1988
                     Harvard Business School
Sir Michael       65 Former Chairman of the Managing                       1997
Perry                Board of Unilever Plc.
L.J.R. de Vink    54 President and Chief Executive Officer                 1998
                     of Warner-Lambert Company

Corporate Executive Board

The Corporate Executive Board is responsible for the management of Ahold. The Corporate Executive Board must consist of at least three members. Members of the Corporate Executive Board are appointed and discharged by the Supervisory Board. There is no stated term of office for Corporate Executive Board members or other executive officers. As of March 31, 1999, the members of the Corporate Executive Board were as follows:

                                                    Year having Year of appointment
                                                     joined the        to Corporate
Name         Age Areas of Responsibility                Company     Executive Board
C.H. van      51 President and Chief Executive             1985                1985
der Hoeven       Officer, management development
President        and organization, communications
                 and legal
J.G.          52 European operations, including            1979                1997
Andreae          Netherlands food retailing
Executive
Vice-
President
A.M. Meurs    48 Administration, finance, internal         1992                1997
Executive        audit and business development
Vice-
President
A.S Noddle    58 Latin American and Asia Pacific           1981                1998
Executive        operations
Vice-
President
R.R.G.        60 U.S. Operations                           1996                1998
Tobin
Executive
Vice-
President
R.            59 Strategic design and international        1977                1981
Zwartendijk      growth
Executive
Vice-
President

Other Executive Officers
Certain key executive officers of Royal Ahold who are not members of the Corporate Executive Board were as of March 31, 1999 as follows:

A.J. Brouwer       Senior Vice President Management Development and Organizing since October 1997.
                   He joined Royal Ahold in August 1992.
A. Buitenhuis      Senior Vice President Finance and Fiscal Affairs since April 1996. He has been employed by Royal Ahold since March 1983.
P.P.J. Butzelaar   Senior Vice President since April 1994 and General Counsel since joining Royal
                   Ahold in 1978.
M.J. Dorhout Mees  Senior Vice President Business Development since June 1997. He has been employed by Royal Ahold since August 1983.
P.P.M. Ekelschot   Senior Vice President Internal Audit since April 1997. He has been employed by
                   Royal Ahold since March 1989.
H. Gobes           Senior Vice President Communications since joining Royal Ahold in 1990.
L.A.P.A. Verhelst  Senior Vice President Administration since joining Royal Ahold in April 1997.
N.L.J. Berger      Corporate Secretary since April 1994. He has been employed by Royal Ahold since
                   1989.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS
The aggregate amount of compensation paid by Ahold in 1998 for services in all capacities, to the Supervisory Board (the "Directors") and the Corporate Executive Board, the Senior Vice-Presidents and the Corporate Secretary of Royal Ahold (collectively referred to as the "Officers") was NLG 13,880,000. In addition in 1998, Ahold made aggregate contributions in the amount of NLG 3,219,000 to pension plans on behalf of such Directors and Officers. A portion of the compensation of the members of the Corporate Executive Board is based on the outcome of key performance indicators.

Reference is made to Item 12 of this annual report, which contains a description of Royal Ahold's stock option plans. Royal Ahold does not report to its Stockholders, or otherwise make public, the information specified in this Item for individually named Directors and Officers.
ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Royal Ahold established stock option plans in the Netherlands and the United States, pursuant to which a number of options to acquire common shares are granted to executive and other key salaried employees of Royal Ahold who are employed at certain specified job levels and who are designated by the Corporate Executive Board as eligible to be granted options, and such other employees designated by the Corporate Executive Board. The exercise price of such options is equal to the closing price of the common shares on the AEX-Stock Exchange on the day on which the options are granted, which is typically the last day of the fiscal year.

In the Netherlands, options granted are exercisable for a period of five years after the grant date. Options granted prior to the beginning of fiscal year 1997 vested immediately. Options granted thereafter have a vesting period of three years.

In the United States, Ahold established stock option plans in 1986 (the "1986 U.S. Plan") and in 1990 (the "1990 U.S. Plan"), which were both amended and restated, effective January 1, 1998. Options granted under the 1990 U.S. Plan, as amended and restated, are exercisable after a vesting period of five years, after which the options may be exercised in full, or in part, during a five year period. Under the 1986 Plan, as amended and restated, options granted thereunder are exercisable after a vesting period determined by the Corporate Executive Board and specified in each option award agreement, after which the options may be exercised in full, or in part, during the remainder of the five year period from the date of grant. No options are currently outstanding under the 1986 U.S. Plan.

At March 31, 1999, the number of options outstanding were 16,877,455. The total number of such unexercised outstanding options held by officers as a group on March 31, 1999 was 2,998,680.

For further information regarding the stock option plans, also see note 15 to the consolidated financial statements contained in Item 18 of this Annual Report. Royal Ahold does not report to its Stockholders, or otherwise make public, the information specified in this Item for individually named Directors and Officers.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS
In January 1994, a group of approximately 300 Dutch managers and employees of Royal Ahold replaced a NLG 33 million capital investment in the AH Vaste Klanten Fonds (the "Fund"), an independent investment fund which invests all of its assets in shares and debt of Royal Ahold. The capital investment had been held by Het Weerpad B.V., an investment company of the Heijn family, founders of Ahold. Royal Ahold made loans to this group of managers and employees, which included the Officers of Royal Ahold, to assist them with their investment in the Fund. These floating-rate loans, bearing interest based on the Dutch discount rate ("voorschotrente"), are generally due in ten years from issuance or upon an individual's termination of employment, if sooner, and are secured by each individual's corresponding investment in the Fund.

In July 1996 and April 1998, additional loans were granted to Dutch managers and employees of Royal Ahold to purchase additional investments in the Fund. No Directors or Officers participated in these purchases.

The loans outstanding at January 3, 1999 that were made to Officers to assist them with their investment in the fund amounted to NLG 4.6 million ($2.4 million).

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable.

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES

Since January 20, 1998 the Depositary for the ADSs (the "Depositary") has been The Bank of New York. The Depositary was previously Morgan Guaranty Trust Company of New York.

PART IV

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Index of consolidated financial statements

                                                                          Page
                                                                          ----
Independent Auditors' Report                                               44

Consolidated Statements of Earnings for fiscal years 1998, 1997 and 1996   45

Consolidated Balance Sheets as of January 3, 1999 and December 28, 1997    46

Consolidated Statements of Cash Flows for fiscal years 1998, 1997 and
 1996                                                                      48

Consolidated Statements of Stockholders' Equity for fiscal years 1998,
 1997 and 1996                                                             49

Notes to the Consolidated financial statements                             50

Ahold's condensed consolidated financial statements prepared under U.S. GAAP are presented in note 23 to the consolidated financial statements.

Schedules are omitted because, under applicable rules, the omitted schedules are not required, are inapplicable or the information required therein is included in the financial statements or in the notes thereto.

Independent Auditors' Report

To the Supervisory Board and Stockholders of Koninklijke Ahold N.V.:

We have audited the accompanying consolidated balance sheets of Koninklijke Ahold N.V. as of January 3, 1999 and December 28, 1997 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 3, 1999, expressed in Guilders. These consolidated financial statements are the responsibility of Royal Ahold's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Netherlands and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Koninklijke Ahold N.V. at January 3, 1999, December 28, 1997 and the results of its operations, changes in its equity and its cash flows for each of the three fiscal years in the period ended January 3, 1999, in conformity with generally accepted accounting principles in the Netherlands.

Generally accepted accounting principles in the Netherlands vary in certain significant respects from generally accepted accounting principles in the United States. The application of the latter would have affected the determination of net earnings for each of the three fiscal years in the period ended January 3, 1999 and the determination of stockholders' equity at January 3, 1999 and December 28, 1997 to the extent summarized in Note 23.

/s/ Deloitte & Touche

Deloitte & Touche

Registeraccountants

March 9, 1999

Amsterdam, The Netherlands

Consolidated Statements of Earnings of Royal Ahold

(NLG thousands, except per share          fiscal year  fiscal year  fiscal year
amounts)                                         1998         1997         1996

Net sales                                  58,363,518   50,568,481   36,538,095
Cost of sales                             (44,724,310) (39,022,328) (28,610,392)
                                          -----------  -----------  -----------
Gross profit                               13,639,208   11,546,153    7,927,703
Selling expenses                           (9,725,086)  (8,401,195)  (5,877,732)
General and administrative expenses        (1,672,362)  (1,308,128)    (807,144)
                                          -----------  -----------  -----------
Operating results                           2,241,760    1,836,830    1,242,827
Income from unconsolidated subsidiaries
 and affiliates                                24,473        6,269        6,236
Exchange rate differences                      (4,137)      30,396           --
Interest income                               168,271       94,490       49,154
Interest expense                             (704,041)    (605,013)    (373,837)
                                          -----------  -----------  -----------
Net financial expense                        (515,434)    (473,858)    (318,447)
                                          -----------  -----------  -----------
Earnings before income taxes and
 minority interests                         1,726,326    1,362,972      924,380
Income taxes                                 (434,296)    (382,387)    (248,840)
                                          -----------  -----------  -----------
Earnings after taxes and before minority
 interests                                  1,292,030      980,585      675,540
Minority interests                            (86,163)     (46,755)     (43,115)
                                          -----------  -----------  -----------
Net earnings                                1,205,867      933,830      632,425
                                          ===========  ===========  ===========
Appropriation of net earnings:
 Retained earnings and reserves               659,202      535,145      337,238
 Dividend common shares                       524,794      380,337      285,711
 Dividend cumulative preferred financing
  shares                                       21,871       18,348        9,476
                                          -----------  -----------  -----------
                                            1,205,867      933,830      632,425
                                          ===========  ===========  ===========
Net earnings after preferred dividends      1,183,996      915,482      622,949
Average number of common shares
 outstanding (X 1,000)                        575,702      527,536      449,826
Earnings per Common Share                        2.06         1.74         1.38


SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Balance Sheets of Royal Ahold
(including proposed appropriation of earnings)

                                                January 3, December 28,
(NLG thousands)                                       1999         1997
ASSETS
Current assets
Cash and cash equivalents                        1,144,596     654,706
Receivables                                      2,448,367   1,759,269
Prepaid expenses                                   877,134     502,399
Inventories                                      4,399,245   3,438,806
                                                ----------  ----------
                                                 8,869,342   6,355,180
Fixed assets
Tangible fixed assets, net of depreciation
 Land                                            1,971,685   1,450,292
 Buildings                                       5,698,022   4,392,612
 Machinery and equipment                         2,553,091   1,812,519
 Other                                           3,728,756   2,754,532
 Under construction                                916,002     662,775
                                                ----------  ----------
                                                14,867,556  11,072,730
Loans receivable                                   309,224     348,367
Investments in unconsolidated subsidiaries and
 affiliates                                        405,498     284,729
Intangible assets                                  431,015     420,966
Deferred income taxes                              297,778     357,258
                                                ----------  ----------
                                                16,311,071  12,484,050
                                                ----------  ----------
                                                25,180,413  18,839,230
                                                ==========  ==========


SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

(including proposed appropriation of earnings)

(NLG thousands, except share and per share amounts)   January 3,  December 28,
                                                            1999          1997
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Loans payable                                          1,937,497    1,575,520
Taxes payable                                            515,458      703,973
Accounts payable                                       4,913,353    3,604,245
Accrued expenses                                       1,763,854    1,173,733
Other current liabilities                              1,022,469      775,633
                                                      ----------   ----------
                                                      10,152,631    7,833,104
Long-term liabilities
Subordinated loans                                     1,895,000      400,000
Other loans                                            4,927,812    3,516,238
                                                      ----------   ----------
                                                       6,822,812    3,916,238
Capitalized lease commitments                          1,823,224    1,493,569
Deferred income taxes                                    309,350      186,854
Other provisions                                       2,114,437    1,771,067
                                                      ----------   ----------
                                                      11,069,823    7,367,728
Minority interests                                       536,142      549,342
Stockholders' equity
Cumulative preferred shares--NLG 1,000.00 par value;
 authorized--650,000 shares; issued--none                     --           --
Cumulative preferred financing shares--NLG 0.50 par
 value;
 authorized--195,000,000 shares; outstanding in
 1998--144,000,000
 shares and in 1997--120,000,000 shares,
 respectively                                             72,000       60,000
Convertible cumulative preferred financing shares--
 NLG 0.50 par value;
 authorized--60,000,000 shares; issued--none                  --           --
Common shares--NLG 0.50 par value; authorized--
 1,045,000,000 shares; outstanding in 1998--
 628,096,550 shares and in 1997--522,609,319
 shares, respectively                                    314,048      261,305
Additional paid-in capital                             9,272,862    4,288,565
Revaluation reserve                                      116,077      128,661
General reserve                                       (6,353,170)  (1,649,475)
                                                      ----------   ----------
                                                       3,421,817    3,089,056
                                                      ----------   ----------
                                                      25,180,413   18,839,230
                                                      ==========   ==========

SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Cash Flows of Royal Ahold

(NLG thousands)                           fiscal year  fiscal year  fiscal year
                                                 1998         1997         1996
Cash flows from operating activities
Net earnings                               1,205,867      933,830      632,425
Adjustments to reconcile to net cash
 from operating activities
Minority interests in results                 86,163       46,755       43,115
Depreciation and amortization              1,483,077    1,190,573      833,428
Unremitted earnings of unconsolidated
 subsidiaries                                (15,046)       3,587        3,772
Deferred income taxes                        116,124       22,877       20,735
Changes in assets and liabilities
 providing (using) cash (excluding
 assets and liabilities acquired):
 Receivables and prepaid expenses           (531,979)    (188,171)    (215,534)
 Inventories                                (114,887)    (386,320)    (225,076)
 Other current liabilities                   487,032      356,160       21,813
 Other provisions                             55,242       58,462       61,409
                                          ----------   ----------   ----------
Net cash provided by operating
 activities                                2,771,593    2,037,753    1,176,087
Cash flows from investing activities
Purchase of tangible fixed assets         (2,907,827)  (2,711,117)  (1,601,808)
Sale or disposal of tangible fixed
 assets                                      316,486      313,562      454,615
Purchase of intangible assets                (58,235)     (63,804)     (18,808)
Acquisitions of consolidated
 subsidiaries                             (6,763,693)    (351,324)  (3,792,973)
Acquisitions of interests in
 unconsolidated subsidiaries                 (68,800)      (2,885)     (18,006)
Sale of subsidiaries                          46,950        7,696       14,069
Proceeds from settlement of cross-
 participations                                   --           --      198,064
                                          ----------   ----------   ----------
Net cash used in investing activities     (9,435,119)  (2,807,872)  (4,764,847)
Cash flows from financing activities
Proceeds from issuance of common shares    4,807,701           --    3,198,396
Proceeds from issuance of cumulative
 preferred financing shares                  160,947           --      247,614
Proceeds from issuance of convertible
 subordinated notes                        1,495,000           --           --
Proceeds from exercised stock options         80,392       56,094       57,904
Capital contributed by minority
 interests                                   171,181      284,361       16,858
Proceeds from long-term debt               2,683,044      575,422    1,693,836
Repayments of long-term debt              (2,117,801)    (445,077)  (1,642,849)
Repayments of capitalized lease
 commitments                                 (84,929)     (85,868)     (60,349)
Change in short-term loans payable           155,418      477,984      (24,306)
Issuance of loans receivable                (134,259)    (180,567)     (70,431)
Repayments of loans receivable               173,338       38,348       46,512
Change in amounts due from
 unconsolidated subsidiaries                 (25,439)      (6,586)     (10,819)
Payment of dividend on common shares         (36,694)     (31,650)     (20,743)
Payment of dividend on cumulative
 preferred financing shares                  (18,348)     (18,348)      (1,008)
                                          ----------   ----------   ----------
Net cash provided by (used in) financing
 activities                                7,309,551      664,113    3,430,615
Exchange rate differences                   (283,991)        (746)     (24,689)
                                          ----------   ----------   ----------
Net increase (decrease) in cash and cash
 equivalents                                 362,034     (106,752)    (182,834)
Cash and cash equivalents at beginning
 of the year                                 654,706      714,132      523,580
Cash brought in through acquisitions and
 new consolidations                          127,856       47,326      373,386
                                          ----------   ----------   ----------
Cash and cash equivalents at end of the
 year                                      1,144,596      654,706      714,132
                                          ==========   ==========   ==========
Supplemental cash flow information
 Income taxes paid                           697,815      321,924      271,609
 Interest paid                               678,626      601,006      360,952
 Capitalized lease commitments incurred      287,779      142,510      107,168

SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Stockholders' Equity of Royal Ahold

(NLG thousands)                   Cumulative
                                   preferred Additional
                           Common  financing    paid-in  Revaluation    General
                           shares     shares    capital      reserve    reserve       Total
                          ------- ---------- ----------  ----------- ----------  ----------
Balance at December 31,
 1995                     155,261       --     928,097     130,099    1,028,403   2,241,860
Net earnings                   --       --          --          --      632,425     632,425
Dividend proposed on
 common shares                 --       --          --          --     (285,711)   (285,711)
Dividend on cumulative
 preferred financing
 shares                        --       --          --          --       (9,476)     (9,476)
Common shares issued as
 final optional stock
 dividend 1995              2,816       --      (2,816)         --      121,614     121,614
Common shares issued as
 interim optional stock
 dividend 1996              1,884       --      (1,884)         --       71,766      71,766
Common shares issued
 from exercise of option
 rights                     1,603       --      56,301          --           --      57,904
Common shares issued       49,125       --   3,149,271          --           --   3,198,396
Cumulative preferred
 financing shares issued       --   50,000     197,614          --           --     247,614
Appropriation of
 earnings 1995                 --       --          --          --       (4,340)     (4,340)
Goodwill paid                  --       --          --          --   (3,917,307) (3,917,307)
Settlement of cross-
 participations                --       --     (33,496)         --           --     (33,496)
Realized revaluation           --       --          --        (356)          --        (356)
Exchange rate
 differences in foreign
 interests                     --       --          --          --       95,974      95,974
                          -------   ------   ---------     -------   ----------  ----------
Balance at December 29,
 1996                     210,689   50,000   4,293,087     129,743   (2,266,652)  2,416,867
Net earnings                   --       --          --          --      933,830     933,830
Dividend proposed on
 common shares                 --       --          --          --     (380,337)   (380,337)
Dividend on cumulative
 preferred financing
 shares                        --       --          --          --      (18,348)    (18,348)
Three-for-one-stock
 split                     43,064   10,000     (53,064)         --           --          --
Common shares issued as
 final optional stock
 dividend 1996              3,789       --      (3,789)         --      194,592     194,592
Common shares issued as
 interim optional stock
 dividend 1997              2,363       --      (2,363)         --       99,255      99,255
Common shares issued
 from exercise of option
 rights                     1,400       --      54,694          --           --      56,094
Appropriation of
 earnings 1996                 --       --          --          --      (10,492)    (10,492)
Goodwill paid                  --       --          --          --     (390,380)   (390,380)
Realized revaluation           --       --          --      (1,082)          --      (1,082)
Exchange rate
 differences in foreign
 interests                     --       --          --          --      189,057     189,057
                          -------   ------   ---------     -------   ----------  ----------
Balance at December 28,
 1997                     261,305   60,000   4,288,565     128,661   (1,649,475)  3,089,056
Net earnings                   --       --          --          --    1,205,867   1,205,867
Dividend proposed on
 common shares                 --       --          --          --     (524,794)   (524,794)
Dividend on cumulative
 preferred financing
 shares                        --       --          --          --      (21,871)    (21,871)
Common shares issued as
 final optional stock
 dividend 1997              5,123       --      (5,123)         --      266,412     266,412
Common shares issued as
 interim optional stock
 dividend 1998              2,598       --      (2,598)         --      135,104     135,104
Common shares issued
 from exercise of option
 rights                     1,897       --      78,495          --           --      80,392
Common shares issued       43,125       --   4,764,576          --           --   4,807,701
Cumulative preferred
 financing shares issued       --   12,000     148,947          --           --     160,947
Appropriation of
 earnings 1997                 --       --          --          --      (25,777)    (25,777)
Goodwill paid                  --       --          --          --   (5,206,212) (5,206,212)
Realized revaluation           --       --          --     (12,584)          --     (12,584)
Exchange rate
 differences in foreign
 interests                     --       --          --          --     (532,424)   (532,424)
                          -------   ------   ---------     -------   ----------  ----------
Balance at January 3,
 1999                     314,048   72,000   9,272,862     116,077   (6,353,170)  3,421,817
                          =======   ======   =========     =======   ==========  ==========

SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

    Notes to the Consolidated financial statements

Note 1Significant accounting policies

    General
    Royal Ahold's principal activity is the operation of food retail supermarkets both in the Netherlands and in the United States with additional activities in several potential growth markets. Such retail operations are primarily conducted through the following wholly-owned entities:

                               Number of stores
             The Netherlands:
             Albert Heijn:
              Company owned                 517
              Franchised                    169
             United States:
              Stop & Shop                   193
              Giant-Carlisle                149
              BI-LO                         266
              Tops                          250
              Giant-Landover                173

    Royal Ahold ("Ahold" or the "Company") also operates food retail stores in other regions throughout the world. Such regional retail operations consist of the following consolidated subsidiaries or partnerships:

             Region                             Number of stores
             Other European Countries:
              Portugal--Jeronimo Martins
               Retail, SGPS, sa                              174
              The Czech Republic--Euronova
               a.s.                                          149
              Poland--Ahold & Allkauf Poland
               Sp. z o.o.                                     80
              Spain--Ahold SuperMercados S.A.                 15
             Latin America:
              Brazil--Bompreco S.A.
               Supermercados de Nordeste                      91
              Argentina--Disco S.A.                          111
              Chile--Santa Isabel S.A.                        90
             Asia Pacific:
              China--Shanghai Ahold-Zhonghui
               Supermarket Co.                                40
              Malaysia, Singapore--Ahold Kuok
               Group                                          59
              Thailand--CRC Ahold Company Ltd.                39

In the Netherlands, Ahold operates 1,065 specialty retail stores (mainly liquor stores, drugstores and confectionery stores) and is also involved in institutional food distribution and, through its subsidiary Schuitema N.V. (73%-owned), in the wholesale distribution of food products to independent Dutch food retailers.

Ahold has two wholly-owned real estate affiliates, Ahold Vastgoed B.V. ("AVG") in the Netherlands and Ahold Real Estate Company, Inc. in the United States. These two companies are engaged in the financing, development and management of store sites and shopping centers primarily in support of Ahold's retail operations.

Consolidation
The financial statements of Royal Ahold presented herein, and the notes thereto, are prepared on a consolidated basis in conformity with Dutch GAAP. Generally, all companies in which Ahold can exercise control or where Ahold has a direct or indirect interest of more than 50% are included in the consolidation. All significant intercompany transactions and accounts are eliminated in consolidation.

Comparability of the financial statements with those included in the Annual Report of Royal Ahold
The financial statements and related notes of Royal Ahold presented herein differ in certain respects from the financial statements and related notes presented in the printed English language version of the 1998 Annual Report of Royal Ahold. The principal differences are reclassifications within certain financial statement categories, terminology changes and additional disclosures have been provided in order to present these financial statements in a format more customary to readers of U.S. annual reports.

Basis of accounting
The valuation of assets, liabilities and stockholders' equity and the determination of earnings are based on historical cost, except for AVG's 1988 revaluation of its real estate holdings and its related subsequent effects.

Fiscal year
Royal Ahold's fiscal year generally consists of 52 weeks and ends on the Sunday nearest to December 31. Fiscal year 1998 contained 53 weeks, 1997 and 1996 each contained 52 weeks and ended on January 3, 1999, December 28, 1997 and December 29, 1996, respectively.

Foreign exchange
Transactions, receivables and liabilities denominated in foreign currencies resulting from ordinary activities are translated at the prevailing rates of exchange. The resulting exchange rate differences are added or charged to operating results. Exchange rate differences resulting from financing activities are added or charged to net financial expenses.

In the consolidation, subsidiaries' balance sheets whose functional currency is other than Dutch Guilders are translated at the rates of exchange prevailing at the end of the fiscal year; the amounts in the subsidiaries' statements of earnings denominated in currencies other than Dutch Guilders are translated per quarter at the quarter's average rate of exchange. The resulting exchange rate differences are added or charged directly to stockholders' equity. On a cumulative basis, the aggregate amount of foreign exchange rate differences charged against stockholders' equity was NLG 655 million as of January 3, 1999.

The rates of exchange (Dutch Guilders per U.S. Dollar) applied for the U.S. Dollar are as follows:

                              fiscal year fiscal year fiscal year
                                     1998        1997        1996
             Balance Sheet
             Year-end rate         1.8860      2.0010      1.7490
             Statement of
              Earnings
             1st quarter           2.0509      1.8689      1.6499
             2nd quarter           2.0184      1.9379      1.7118
             3rd quarter           1.9742      2.0412      1.6779
             4th quarter           1.8759      1.9776      1.7171

The effect of changes in currencies other than the U.S. Dollar have not been material.
Receivables/Loans receivable
Receivables and loans receivable are recorded at face value less provisions for uncollectible amounts. Project financing represents advances for the construction of projects that are to be sold upon their completion and are generally leased-back.

Inventories
Inventories are stated at the lower of historical cost or manufacturing cost based on the first-in, first-out ("FIFO") method or market value.

Tangible fixed assets
Tangible fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of capital leases and leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding leases. Assigned economic lives of Royal Ahold's tangible fixed assets are as follows:

Category                                              Assigned economic life
  Buildings                                                      30-40 years
  Machinery and equipment (primarily distribution and
   production facilities)                                            8 years
  Other fixed assets (including renovations and store
   equipment)                                                      5-8 years

Interest incurred during construction is capitalized as part of the related asset. The amount recorded for buildings also includes capitalized leases for real estate (located primarily in the United States).
Investments in unconsolidated subsidiaries and affiliates
Unconsolidated subsidiaries and affiliates over which Ahold can exercise considerable influence and owns more than a 20% interest are stated at their net asset value. The other unconsolidated subsidiaries and affiliates are stated at historical cost unless there is a permanent decline in value.

Intangible assets
Goodwill including any necessary restructuring provisions incurred upon acquisitions is charged directly to stockholders' equity. Intangible assets primarily represent the discounted value of the difference between the fair rental value and the contractual rents due on leases as recorded at the time of the acquisition of a business or takeover of such leases. These discounted intangible assets are amortized over the remaining length of the lease agreements on a straight-line basis.

Recoverability of long-lived assets
In evaluating useful lives and carrying values of long-lived assets, Royal Ahold reviews certain indicators of potential impairment, such as undiscounted cash flows and profitability projections that incorporate the impact on existing company businesses. In the event that an impairment seems likely, the fair value of the related asset is determined, and Royal Ahold would record a charge to earnings based on comparing the asset's carrying value to the estimated fair value. Historically, Royal Ahold has generated sufficient returns from acquired businesses to recover the cost of assets, including intangible assets.

Taxes payable
Taxes payable include income taxes (net of investment credits), value added taxes, payroll taxes and other taxes which are expected to be paid within one year.

Revaluation reserve
In October 1988, a one-time revaluation of certain relevant real estate held by AVG was recorded. Ahold added the difference between market value and book value, net of deferred taxes, to a revaluation reserve in stockholders' equity. The revalued amounts are amortized on a straight-line basis over the remaining estimated life of the related real estate.

Income taxes/Deferred income taxes
Income taxes are determined based on the earnings reported in the Consolidated Statement of Earnings, adjusted for permanent differences between income as calculated for financial and tax reporting purposes at the prevailing tax rates.

Deferred income tax assets and liabilities derive from temporary differences between the financial and tax reporting of assets and liabilities and from loss carryforward facilities available and are included under "Deferred income taxes". Netting of deferred tax assets and liabilities occurs on a fiscal unity basis.

Deferred tax assets and liabilities are based on the tax rates prevailing at the end of the fiscal year. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized based on available evidence.

Use of Estimates

The preparation of Royal Ahold's Consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Common Share and per share information
The calculation of net earnings per Common Share is calculated based on the weighted average number of shares outstanding during the fiscal year. The number of shares outstanding are retroactively adjusted for stock dividends.

Amounts in thousands of Dutch Guilders ("NLG")
Unless indicated otherwise, all amounts included in the Notes to the Consolidated financial statements are stated in thousands of Dutch Guilders.

Reclassifications
Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.
Note 2Business acquisitions and investments

Business acquisitions completed by Ahold during the three years 1998, 1997 and 1996 include:

 . Giant--Landover (United States): acquisition of all of the voting stock of Giant Food, a U.S. company operating 179 supermarkets in the Mid-Atlantic region of the United States for $2.7 billion (NLG 5.6 billion) in cash. In conjunction with the acquisition, Ahold divested ten stores (including four Giant- Carlisle stores) pursuant to an agreement with the Federal Trade Commission (October 1998).

 .  Disco (Argentina) and Santa Isabel (Chile): establishment of Disco Ahold
   International Holding N.V. ("DAIH"), a 50% partnership with Velox Retail Holdings (January 1998). DAIH currently owns a 90.3% stake in Disco (increased from 50.4% in December 1998), the largest food retailer in Argentina with 108 stores, and a 65.0% stake in Santa Isabel (increased from 37.0% in March 1998), a Chilean company with 64 stores in Chile, 15 in Peru, six in Paraguay and two in Ecuador. Total consideration paid by Ahold to acquire its interest in DAIH was approximately $538 million.

 . SuperMar (Brazil): acquisition by Bompreco, in which Royal Ahold holds a 50% interest, of SuperMar, operator of 50 food retail stores in the State of Bahia, Brazil, for approximately BRL 65 million (NLG 118 million) in cash (June 1997).

 .  CRC Ahold Thailand (Thailand): acquisition from Central Robinson Group of a
   49% interest in 30 supermarkets in Thailand for approximately THB 4.4 billion (NLG 298 million) in cash through the establishment of a new partnership, CRC Ahold Thailand (January 1997). In April 1998, Royal Ahold increased its ownership interest to 100% subject to ownership interest repurchase options granted to the Central Robinson Group.

 . Bompreco (Brazil): acquisition of 38.9% of the common shares (representing a 50% voting interest) of Bompreco, a food retailer with 50 retail stores in northeastern Brazil, for approximately BRL 285 million (NLG 475 million) in cash (December 1996). Subsequent to the acquisition in August 1998, Ahold increased its percentage of ownership to 47.9%.

 . Store 2000 (Spain): establishment of a 50% partnership, Store 2000, with the parent company of Caprabo, a privately held food retail company based in Barcelona, Spain (December 1996). In October 1998, Royal Ahold terminated the partnership. In November 1998, Ahold acquired 15 stores in the Madrid area from Longinos Velasco, through its newly formed and wholly owned subsidiary Ahold SuperMercados.

 . Shanghai Ahold-Zhonghui Supermarket Co. (China): establishment of a 50% partnership, Shanghai Ahold-Zhonghui Supermarket Co. to which Ahold contributed NLG 4 million and Shanghai Zhonghui Supermarket contributed 15 stores operating in the Shanghai region of China (October 1996). In January 1998, Shanghai Ahold-Zhonghui Supermarket Co. acquired 22 supermarkets from Yaohan Liancheng.

 . Stop & Shop (United States): acquisition of Stop & Shop, a U.S. company with 171 supercenters, supermarkets and convenience stores on the date of acquisition in the northeastern United States (July 1996). Total consideration was approximately $1.8 billion (NLG 3.0 billion) in cash and the assumption of $1.4 billion (NLG 2.3 billion) in interest- bearing debt. Thirty stores and two future sites were divested pursuant to an agreement with the FTC and certain state antitrust authorities.

 .  Ahold Kuok Malaysia and Ahold Kuok Singapore (Malaysia and
   Singapore): establishment of partnerships with the Kuok Group in

   Singapore, in which Ahold owns 60%, and in Malaysia, in which Ahold owns 52.2%, to develop food retailing operations in those countries (March
   1996). Ahold Kuok Malaysia opened its first two pilot stores in September 1996 and in September 1997 acquired the leases of 11 supermarkets from Emporium Holdings. During 1998 Ahold Kuok Malaysia acquired seven supermarkets from Yahona Corporation (May 1998) and 27 supermarkets from Parkson Corporation (July 1998).

 . Primarkt (the Netherlands): acquisition of Primarkt, a food retailer in the southern part of the Netherlands, operating 20 supermarkets and 16 liquor stores, for NLG 111 million (January 1996).

The above acquisitions have been accounted for by the purchase method of accounting. The purchase price has been allocated based on the estimated fair values of the assets acquired and the liabilities assumed. As discussed in
Note 1 to the Consolidated financial statements, under Dutch GAAP, any resulting goodwill is immediately charged to stockholders' equity in the year of acquisition. The operating results of all acquisitions are included in the Consolidated Statements of Earnings from the dates of their respective acquisitions. Under U.S. GAAP, goodwill of approximately NLG 5,206 million and approximately NLG 390 million in 1998 and 1997, respectively, would be recorded as an intangible asset to reflect the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed.
Note 3Cash and cash equivalents

                                                    January 3,  December 28,
                                                          1999          1997
     Cash and cash equivalents                         913,815       570,055
     Cash investments                                  230,781        84,651
                                                    ---------      ---------
                                                     1,144,596       654,706
                                                    =========      =========

    Items reported as cash investments generally have an original maturity of less than three months.

Note 4Receivables

                                                    January 3,  December 28,
                                                          1999          1997
     Trade receivables                               1,136,101       808,720
     Other receivables                               1,355,421       965,825
     Project financing                                 127,103       134,093
                                                    ---------      ---------
                                                     2,618,625     1,908,638
     Allowances for doubtful receivables              (170,258)     (149,369)
                                                    ---------      ---------
                                                     2,448,367     1,759,269
                                                    =========      =========

Note 5Inventories

                                                    January 3,  December 28,
                                                          1999          1997
     Raw materials and components                       49,391        36,014
     Finished products and merchandise inventories   4,369,727     3,363,052
     Other inventories                                 123,774       120,183
                                                    ---------      ---------
                                                     4,542,892     3,519,249
     Allowances for obsolete inventories              (143,647)      (80,443)
                                                    ---------      ---------
                                                     4,399,245     3,438,806
                                                    =========      =========

Note 6Tangible fixed assets

                                                       Machinery
                                                             and                     Under
                                    Land   Buildings   equipment       Other  construction       Total
     Cost, Dec. 28, 1997       1,455,390   5,869,385   3,088,886   5,649,118       662,775  16,725,554
     Accumulated depreciation     (5,098) (1,476,773) (1,276,367) (2,894,586)           --  (5,652,824)
                               ---------  ----------  ----------  ----------       -------  ----------
     Net book value, Dec. 28,
      1997                     1,450,292   4,392,612   1,812,519   2,754,532       662,775  11,072,730
     Investments                 252,592     804,688     681,856   1,228,797       227,673   3,195,606
     Assets brought in
      through acquisitions       397,115   1,106,847     540,149     745,630        91,137   2,880,878
     Book value of assets
      sold or disposed and
      reclassifications          (66,009)   (155,572)    (74,904)    (68,221)      (22,628)   (387,334)
     Depreciation                 (1,520)   (272,062)   (343,390)   (827,193)           --  (1,444,165)
     Exchange rate
      differences                (60,785)   (178,491)    (63,139)   (104,789)      (42,955)   (450,159)
                               ---------  ----------  ----------  ----------       -------  ----------
     Net book value, Jan. 3,
      1999                     1,971,685   5,698,022   2,553,091   3,728,756       916,002  14,867,556
                               =========  ==========  ==========  ==========       =======  ==========
     Cost, Jan. 3, 1999        1,978,306   7,215,293   3,976,023   7,207,064       916,002  21,292,688
     Accumulated depreciation     (6,621) (1,517,271) (1,422,932) (3,478,308)           --  (6,425,132)
                               ---------  ----------  ----------  ----------       -------  ----------
     Net book value, Jan. 3,
      1999                     1,971,685   5,698,022   2,553,091   3,728,756       916,002  14,867,556
                               =========  ==========  ==========  ==========       =======  ==========

    As of January 3, 1999, the aggregate amounts of mortgage and other loans collateralized by real estate were NLG 241,829. The book values of mortgaged real estate exceed the amounts due under the related loans or secured liabilities.

    As of January 3, 1999, Royal Ahold had purchase commitments for fixed assets outstanding of approximately NLG 750 million.

Note 7Loans receivable

                                        January 3, December 28,
                                              1999         1997
     Employee loans, floating interest     150,761       85,531
     Other loans issued                    158,463      262,836
                                           -------      -------
                                           309,224      348,367
                                           =======      =======

    Employee loans include NLG 145 million at January 3, 1999 (December 28, 1997: NLG 76 million) of loans due from Officers, managers and employees which were granted in January 1994, July 1996 and April 1998 to assist these officers and employees with investments in the Albert Heijn Dutch Customer Fund (the "Fund"). These floating-rate loans, bearing interest based on the Dutch discount rate, are generally due ten years from issuance or upon an individual's termination of employment, if earlier, and are secured by each individual's corresponding investment in the Fund. Loans to Directors and Officers of Royal Ahold aggregated NLG 5 million at January 3, 1999 (December 28, 1997: NLG 6 million).

Note 8Investments in unconsolidated subsidiaries and affiliates

                                                     January 3, December 28,
                                                           1999         1997
     Investments in unconsolidated subsidiaries and
      affiliates                                        271,560      186,289
     Due from unconsolidated subsidiaries and
      affiliates                                        133,938       98,440
                                                        -------      -------
                                                        405,498      284,729
                                                        =======      =======

Note 9Intangible assets

                                                     fiscal year   fiscal year
                                                            1998          1997
     Net book value, beginning of year                   420,966       350,160
     Investments and acquisitions                         88,436        78,796
     Book value of sales and disposals                   (21,027)      (13,328)
     Amortization                                        (38,912)      (36,256)
     Exchange rate differences                           (18,448)       41,594
                                                       ---------     ---------
     Net book value, end of year                         431,015       420,966
                                                       =========     =========
     End of fiscal year
     Cost                                                550,073       527,476
     Accumulated amortization                           (119,058)     (106,510)
                                                       ---------     ---------
     Net book value                                      431,015       420,966
                                                       =========     =========

Note 10Loans payable

                                                      January 3,  December 28,
                                                            1999          1997
     Bank overdrafts                                     826,816       744,246
     Borrowings, current portion                         277,047       237,937
     Short-term borrowings                               132,285        32,333
     Capitalized lease commitments, current portion      111,666        72,907
     Albert Heijn Dutch Customer Fund                    366,587       286,489
     Other loans                                         223,096       201,608
                                                       ---------     ---------
                                                       1,937,497     1,575,520
                                                       =========     =========

    Other loans consists of savings stamps held by Albert Heijn customers and employees' savings accounts.

Note 11Other current liabilities

                                                      January 3,  December 28,
                                                            1999          1997
     Vacation allowances                                 504,073       392,493
     Dividends                                           388,853       280,225
     Interest                                            111,710        86,295
     Pension funds                                        17,833        16,620
                                                       ---------     ---------
                                                       1,022,469       775,633
                                                       =========     =========

Note 12Borrowings

                                                 January 3,  December 28,
                                                       1999          1997
     Subordinated Guilder loans:
     7.625% bonds, maturing in 2000                 200,000       200,000
     6.75% bonds, maturing in 2003                  200,000       200,000
     5.875% bonds, maturing in 2005                 200,000       200,000
     3% convertible subordinated notes            1,495,000            --
     Other                                               --         5,000
     Credit facility:
     Multi-currency facility, floating interest   1,747,436     1,182,591
     Other loans:
     NLG 500 million Eurobond, 6.25%                500,000       500,000
     NLG 300 million bond, 5.875%                   300,000       300,000
     NLG 100 million loan, 7.70%                    100,000       100,000
     NLG 100 million loan, 7.15%                         --        20,000
     NLG 70 million loan, 7.20%                      70,000        70,000
     $250 million senior note, 9.75%                395,562       429,633
     $100 million senior note, 13.25%                    --       200,100
     $50 million loan 6.23%                          94,300            --
     $39 million loan 6.11%                          73,554            --
     $39 million loan LIBOR plus 0.70%               73,554            --
     $250 million 9.875% bond                       471,500            --
     $100 million 9.125% bond                       188,600            --
     U.S. Dollar mortgage loans, average 8.24%      189,718       179,530
     Other Dollar loans, average 8.55%              218,606       187,382
     Portuguese Escudo bonds, average 4.44%         423,115       176,320
     Brazilian Real bonds, average 19.46%           122,396       141,752
     Other loans, average 12.03%                    236,518       261,867
                                                  ---------     ---------
                                                  7,299,859     4,354,175
     Cash held in escrow                           (200,000)     (200,000)
     Current portion                               (277,047)     (237,937)
                                                  ---------     ---------
     Long-term portion of loans                   6,822,812     3,916,238
                                                  =========     =========

    At January 3, 1999, maturities of long-term debt during each of the next five fiscal years and thereafter are as follows:

               1999          277,047
               2000          560,544
               2001          138,411
               2002          604,844
               2003        3,803,186
               Thereafter  1,915,827
                           ---------
                           7,299,859
                           =========

Repayment of the principal of subordinated Guilder loans is subordinated to the claims of all other existing and future creditors. The proceeds from the issuance of 5.875% subordinated Guilder bonds was used to defease in-substance the 7.625% subordinated Guilder bonds. The cash proceeds are held in escrow with a bank to be used when the bonds mature in 2000. In addition, Royal Ahold entered into an interest rate swap to match the cash flows of interest payments due on the 7.625% subordinated Guilder bonds that exceed the interest earnings on the cash held in escrow. See note 21 and note 23 to the consolidated financial statements.

Convertible subordinated notes
In September 1998, Royal Ahold completed a public offering of NLG 1,495 million principal amount of its 3.0 percent Convertible Subordinated Notes due 2003, with interest payable annually, commencing September 30, 1999. The notes are convertible into 23,207,079 common shares at NLG 64.42 per share at any time prior to September 25, 2003. At any time after September 30, 2001, the notes are redeemable at the option of Royal Ahold, in whole but not in part, at the principal amount thereof, together with accrued interest. The notes will mature on September 30, 2003.

Credit facilities
In December 1996, Ahold entered into a $1 billion 7-year Multi-currency Revolving Credit Facility bearing interest at LIBOR (5.11% at January 3, 1999) plus 0.10% and $500 million of the amount outstanding was swapped to a fixed rate of 5.70% for a five year period. Royal Ahold pays a facility fee of 10 basis points per year on the total amount of the facility through the fifth year. Thereafter, the facility fee will be 11.25 basis points per year. This facility agreement contains restrictive covenants with regard to maintenance of certain financial ratios, such as interest coverage and gearing, as defined, all of which were complied with during 1998.

In March 1998, Ahold entered into a four year $500 million multi-currency revolving stand-by credit facility bearing interest at LIBOR plus 0.10%. The terms and conditions of this facility are substantially identical to Royal Ahold's existing $1 billion multi-currency revolving credit facility. As of January 3, 1999 there were no outstanding borrowings under this facility.

Other loans
NLG 500 million Eurobond, 6.25%. This 10-year Eurobond will mature on November 28, 2006. The bond was issued by Ahold's U.S. holding company, and is guaranteed by Royal Ahold.

NLG 300 million bonds, 5.875%. These bonds have been issued by Albert Heijn, and are guaranteed by Royal Ahold. The bonds mature in December 2007.

NLG 100 million loan, 7.70%. Principal repayments on this loan are due in annual installments of NLG 20 million through June 2004.

$250 million senior note, 9.75%. This note was issued by Stop & Shop in February 1992 and will mature July 1, 2002. This note is subordinated to all senior indebtedness of Stop & Shop.

$250 million bonds, 9.875%. These bonds were issued by Disco in May 1998 and mature in May 2008. The bonds may be redeemed at par at any time after May 2003.

$100 million bonds, 9.125%. These bonds were issued by Disco in May 1998 and mature in May 2003.

Portuguese Escudo bonds. JMR issued four bonds in 1998 all of which are subordinated to all senior indebtedness of JMR. The bonds require principal payments between 1999 and 2003.

Note 13Capitalized lease commitments

    Capital leases are principally for buildings and are generally held by Ahold's U.S. subsidiaries and terms typically range from ten to twenty-five years and contain renewal options. Components of assets held under capital leases are as follows:

                                         January  December 28,
                                         3, 1999          1997
             Land and buildings        2,028,786     1,799,460
             Machinery and equipment     119,704       110,197
                                       ---------     ---------
                                       2,148,490     1,909,657
             Accumulated amortization   (650,652)     (666,052)
                                       ---------     ---------
                                       1,497,838     1,243,605
                                       =========     =========

    At the time of entering into capital lease agreements, the commitments are recorded at present value using the interest rate applicable for long-term borrowings. At January 3, 1999, existing lease commitments are recorded at present value equivalent to an average rate of 10.10% (10.58% at December 28, 1997).

    As of January 3, 1999, the aggregate amounts of minimum lease payments under capitalized lease contracts payable in each of the next five fiscal years and thereafter are as follows:

             1999                                     316,484
             2000                                     306,364
             2001                                     294,182
             2002                                     266,995
             2003                                     263,012
             Thereafter                             2,627,917
                                                   ----------
             Total future minimum lease payments    4,074,954
             Estimated executory costs                 (7,855)
             Amounts representing interest         (2,132,209)
                                                   ----------
             Present value of net minimum capital
              lease payments                        1,934,890
             Current portion                         (111,666)
                                                   ----------
             Long-term portion of capitalized
              lease commitments                     1,823,224
                                                   ==========

Total future minimum lease payments above have not been reduced by minimum sublease rentals of NLG 119,653 as of January 3, 1999 due in the future under related non-cancelable subleases. They also do not include contingent rentals which may be paid under certain store leases on the basis of a percentage of sales in excess of stipulated amounts. Contingent rentals on such leases amounted to approximately NLG 3,500 in 1998, NLG 4,200 in 1997 and NLG 3,000 in 1996.

Note 14Other provisions

                                      January 3, December 28,
                                            1999         1997
             Pension provisions          371,729      335,715
             Self-insurance              499,733      448,220
             Closed and divested
              facilities                 498,468      278,761
             Severance and other
              personnel costs            175,398      157,285
             Bankruptcy guarantees       145,735      170,171
             Conversion costs            119,096      143,048
             Maintenance provisions      108,522       91,343
             Straight line rent           51,253       47,986
             Other                       144,503       98,538
                                       ---------    ---------
                                       2,114,437    1,771,067
                                       =========    =========

Pension provisions relate to various defined benefit plans, both in the U.S. and the Netherlands, including supplemental plans for early retirement in the Netherlands.

Royal Ahold is self-insured for property, casualty, medical, disability and general liability costs. Royal Ahold determines it liabilities for self-insured claims based on actuarial analyses.

The provision for closed and divested facilities represents the estimated future costs (principally for rent obligations and loss on the disposal of assets) for facilities, primarily retail stores, that have been closed or announced to be closed. Royal Ahold decided to take provisions for potential Giant-Landover store closings. Provisions for such closings (primarily rent obligations) totaling $92 million (NLG 174 million) were recorded in 1998.

Severance and other personnel costs include severance benefits for employees who will be terminated. This provision includes accrued severance for certain administrative, production, distribution and store personnel at Albert Heijn from a reorganization plan entered into between Ahold and the respective unions in March 1993. At January 3, 1999, 2,000 employees have been terminated under this plan, which is expected to increase to a maximum of 2,050 employees. The accrued costs at January 3, 1999 and December 28, 1997 of NLG 110 million and NLG 114 million, respectively, include contractual termination benefits and supplemental monthly payments over an extended period (which may extend up to ten years) based on the employee's salary, age and length of service for employees who have been made aware of their termination. Payments of such costs aggregated NLG 20 million, NLG 42 million and NLG 12 million in 1998, 1997 and 1996, respectively. Payments in 1999 are expected to be NLG 28 million.

As a part of the acquisition of Stop & Shop, Ahold realigned and reassigned the management responsibility for certain of its U.S. operations owned prior to the Stop & Shop acquisition. The realignment at Edwards included closing administrative facilities, conversion of store formats from supermarkets to supercenters and termination of approximately 500 administrative personnel. Provisions for such costs totaling $17 million (NLG 34 million) were recorded in 1997, as additional goodwill related to the Stop & Shop acquisition. At January 3, 1999 and December 28, 1997, the remaining balance of such provisions aggregated $4.0 million (NLG 7.6 million) and $6 million (NLG 12 million), respectively. The realignment also included the consolidation of management of the Ohio Finast operations into Tops. The combined management of activities in these two adjacent markets has opened the way to greater coordination and substantial cost savings. Provisions (and charges to operating results) of $18 million (NLG 30 million) were recorded for this merger in 1996 primarily for the closing of the Finast headquarters, computer integration costs and other matters. At December 28, 1997, all management consolidation costs for Finast have been paid and no liability remained. (Also see the U.S. GAAP reconciliation in note 23 to the consolidated financial statements).

Bankruptcy guarantees represent lease obligations related to properties operated by Bradlees, Inc. ("Bradlees"). Bradlees was sold by Stop & Shop in 1992; however, Stop & Shop remained obligated under approximately 100 of its leases assigned to Bradlees. Bradlees filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in 1995 and on February 2, 1999 emerged from the bankruptcy. The provision for bankruptcy guarantees represents the estimated future lease costs which Royal Ahold may incur for stores Bradlees has closed or stores in which closure is expected based on available information. Total future rental payments under all such assigned Bradlees leases aggregated approximately $249 million (approximately NLG 471 million) at January 3, 1999.

Conversion costs represent the expected costs of systems upgrades for the introduction of the Euro and Year 2000. (See the U.S. GAAP reconciliation in note 23 to the consolidated financial statements.) Maintenance provisions have been established for known and estimable repair and upkeep of stores, primarily in the Netherlands. Straight line rent represents the excess of rent expensed (on a straight line basis) for financial reporting purposes over amounts paid for leases with scheduled increases.

Note 15Stockholders' equity
Changes in Share Capital
Royal Ahold completed a public offering of 34,500,000 common shares at an initial offering price of NLG 67.00 ($32.14) per share in April 1998 and a public offering of 51,750,000 common shares at an initial offering price of NLG 52.80 ($27.90) per share in September and October 1998.

Cumulative Preferred Shares
In March 1989, Royal Ahold and Stichting Ahold Continuiteit ("SAC" or, in English, "Ahold Continuity Foundation") entered into an agreement (the "Option Agreement"), which was amended and restated in April 1994 and March 1997, pursuant to which SAC was granted an option to acquire from Royal Ahold, from time to time in the fifteen years following the date of the original Option Agreement, cumulative preferred shares up to a total par value that is equal to the total par value of all issued and outstanding shares of capital stock of Ahold. Royal Ahold on its part has the right, pursuant to the Option Agreement, to place cumulative preferred shares with SAC up to a total par value that is equal to the total nominal value of all issued and outstanding shares of capital stock of Ahold. The holders of the cumulative preferred shares are entitled to 2,000 votes per share. Each transfer of cumulative preferred shares requires the approval of the Corporate Executive Board.

The cumulative preferred shares have certain anti- takeover effects. The issuance of all authorized cumulative preferred shares will cause substantial dilution of the effective voting power of any shareholder, including a shareholder that attempts to acquire Royal Ahold, and could have the effect of delaying, deferring and preventing a change in control of Royal Ahold.

Royal Ahold may stipulate that only 25% of the nominal value be paid upon subscription for cumulative preferred shares until payment in full of the par value is later called by Royal Ahold. No cumulative preferred shares were issued and outstanding during 1998, 1997 or 1996.

Cumulative Preferred Financing Shares
In June 1996, the Corporate Executive Board of Royal Ahold was designated as the body authorized to issue or grant rights to subscribe for Cumulative Preferred Financing Shares of whatever series, subject to the prior approval of the Supervisory Board of Royal Ahold, up to a total nominal amount equal to 25% of all the outstanding shares of the capital stock of Royal Ahold, excluding cumulative preferred shares. Cumulative Preferred Financing Shares must be fully paid up upon issuance.

In August 1998, Royal Ahold issued 24 million Cumulative Preferred Financing Shares to institutional investors in the Netherlands at a price of NLG 6.75 per share, resulting in aggregate proceeds of NLG 161 million.

Dividends are paid on each Cumulative Preferred Financing Share at a percentage (the "Financing Dividend Percentage") based on the average effective yield on Dutch State loans with a remaining life of nine to ten years and such rate has been fixed for a period of ten years at a rate of 7.37% per fiscal year for the share issuance in June 1996 and 5.18% for the share issuance in August 1998.

Convertible Cumulative Preferred Financing Shares
In June 1996, the Corporate Executive Board of Royal Ahold was also designated as the body authorized to issue or grant rights to subscribe for all convertible cumulative preferred shares subject to the prior approval of the Supervisory Board of Royal Ahold. Conversion of convertible cumulative preferred shares into common shares may take place (i) pursuant to a resolution of the Corporate Executive Board or (ii) at the request of a holder of convertible cumulative preferred shares. No convertible cumulative preferred shares were issued and outstanding during 1998 and 1997.

Holders of convertible cumulative preferred financing shares are entitled to dividends similar to those on Cumulative Preferred Financing Shares.

Common Shares
Prior to 1997, cash dividends consisted of a Dutch Guilder component and a Dollar component. Beginning in 1997, all cash dividends are declared and paid only in Dutch Guilders. Shareholders have had the option to elect either a cash or a share dividend. The size and composition of the final 1998 optional share dividend option, will be announced on May 11, 1999, after the close of trading on the Amsterdam Exchanges.

Dividends on common shares paid or proposed are as follows:

                     Cash Dividend
 Fiscal Year         Option                                          Stock Dividend Option
 1996 Interim        NLG 0.08 and $0.04                          1 share per 100 shares owned
      Final          NLG 0.23 and $0.10                         2 shares per 100 shares owned
 1997 Interim        NLG 0.21                                    1 share per 100 shares owned
      Final          NLG 0.51                                   2 shares per 100 shares owned
 1998 Interim        NLG 0.26                                    1 share per 100 shares owned
      Proposed final NLG 0.60                                   2 shares per 100 shares owned

Stock option plans
Royal Ahold established stock option plans in the Netherlands and the United States, pursuant to which a number of options to acquire common shares are granted to executive and other key salaried employees of Royal Ahold who are employed at certain specified job levels and who are designated by the Corporate Executive Board as eligible to be granted options, and such other employees designated by the Corporate Executive Board. The exercise price of such options is equal to the closing price of the common shares on the AEX-Stock Exchange on the day on which the options are granted, which is typically the last day of the fiscal year.

In the Netherlands, options granted are exercisable for a period of five years after the grant date. Options granted prior to the beginning of fiscal year 1997 vested immediately. During 1998, the Netherlands plan was amended and restated and the vesting period was changed to a period of three years.

In the United States, Ahold established stock option plans in 1986 (the "1986 U.S. Plan") and in 1990 (the "1990 U.S. Plan"), which were both amended and restated, effective January 1, 1998. Options granted under the 1990 U.S. Plan, as amended, are exercisable after a vesting period of five years, after which the options may be exercised in full, or in part, during a five year period. Under the 1986 Plan, as amended, options granted thereunder are exercisable after a vesting period determined by the Corporate Executive Board and specified in each option award agreement, after which the options may be exercised in full, or in part, during the remainder of the five year period from the date of grant. No options are currently outstanding under the 1986 U.S. Plan.

A summary of the activity under Ahold's stock option plans is as follows:

                                                      Fiscal Year
                       -----------------------------------------------------------------------------
                                 1998                      1997                      1996
                       ------------------------- ------------------------- -------------------------
                                   Average Price             Average Price             Average Price
                                       per Share                 per Share                 per Share
                         Shares              NLG   Shares              NLG   Shares              NLG
Outstanding at
 Beginning of year     15,994,594          31.79 14,473,503          23.19 14,289,096          17.22
Granted                 5,768,455          67.43  4,860,657          51.61  4,324,677          35.38
Exercised              (3,794,299)         21.15 (3,133,703)         17.94 (3,847,743)         15.29
Canceled                 (190,487)         28.32   (205,863)         20.96   (292,527)         16.02
                       ----------                ----------                ----------
Outstanding at end of
 year                  17,778,263          45.17 15,994,594          31.79 14,473,503          23.19
                       ==========                ==========                ==========

The following table summarizes information about stock options outstanding at January 3, 1999:

                            Options Outstanding                     Options Exercisable
             -------------------------------------------------- ----------------------------
   Range of                                            Weighted                      Average
   Exercise                     Weighted Average        Average                     Exercise
     Prices  Number Outstanding        Remaining Exercise Price Number Exercisable     Price
        NLG  at January 3, 1999 Contractual Life            NLG at January 3, 1999       NLG
   --------  ------------------ ---------------- -------------- ------------------ ---------
10.14-16.99           2,373,040              3.2          15.59          1,858,279     15.21
20.85-34.79           5,398,745              3.8          29.16          4,104,751     29.33
42.11-58.17           4,505,028              4.8          50.76                 --        --
59.60-69.40           5,501,450              6.2          69.07                 --        --
                     ----------                                          ---------
                     17,778,263                                          5,963,030
                     ==========                                          =========

Ahold accounts for the stock option plans under Dutch GAAP which is similar to Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations for non-compensatory plans. Accordingly, no compensation cost has been recognized for stock options. The weighted average fair value of stock options granted during 1998, 1997 and 1996 was NLG 24.04, NLG 16.30 and NLG 8.78, respectively. The fair value of the stock option grants has been estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                        fiscal year  fiscal year  fiscal year
                               1998         1997         1996
Expected life (years):
  1986 Plan                     2.0          2.5          2.5
  1990 Plan                     7.5          7.5          7.5
Interest rate                   6.0%         6.0%         6.5%
Volatility                     30.0%        35.0%        20.0%
Assumed forfeitures             6.0%         7.0%         7.0%

Had compensation cost for the stock option plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), under Dutch GAAP Ahold's pro forma net earnings and earnings per Common Share would have been as follows:

                                            fiscal year fiscal year fiscal year
                                                   1998        1997        1996
Net earnings after dividends on Cumulative
 Preferred
Financing Shares:
  As reported                                 1,183,996     915,482     622,949
  Pro forma                                   1,162,675     913,418     606,193
Earnings per Common Share:
  As reported                                      2.06        1.74        1.38
  Pro forma                                        2.02        1.74        1.35

This pro forma impact only takes into account options granted since the beginning of fiscal year 1995 and is likely to increase in future years as additional options are granted and amortized ratably over the vesting period.

Note 16Rentals and operating leases with third parties

    Operating leases of Ahold's U.S. subsidiaries generally are for terms of ten to twenty-five years, contain renewal options and in some cases require additional operating lease payments based on sales volume. The rental contracts of Ahold's Dutch retailing subsidiaries generally provide for non-cancelable five to ten year rental periods with renewal options, and rents reset every year based on predetermined indices.

    The actual costs of rentals and operational leases were as follows:

                                fiscal year  fiscal year  fiscal year
                                       1998         1997         1996
     Minimum rentals              1,049,987      852,394      604,975
     Contingent rentals              24,975        7,294        6,845
     Lease and sublease income     (178,028)     (92,084)     (99,397)
                                  ---------      -------      -------
                                    896,934      767,604      512,423
                                  =========      =======      =======

    As of January 3, 1999, the aggregate amounts of minimum lease payments under existing operational lease contracts are as follows:

            1999         1,097,459
            2000         1,016,069
            2001           912,571
            2002           811,670
            2003           767,102
            Thereafter   7,275,829
                        ----------
                        11,880,700
                        ==========

    Minimum lease payments above have not been reduced by minimum lease or sublease rental income of NLG 945,408 due in the future under non-cancelable subleases.

Note 17Income taxes
    The reconciliation of income taxes between the Dutch corporate income tax rate and Royal Ahold's effective income tax rate as shown in the Consolidated Statements of Earnings is as follows:

                                         fiscal year  fiscal year  fiscal year
                                                1998         1997         1996
     Dutch corporate income tax rate          35.00%       35.00%       35.00%
     Items affecting the corporate
      income tax rate
      Financing and different statutory
       income tax rate of foreign
       subsidiaries                          (10.50%)      (6.49%)      (8.68%)
      Non-taxable items                       (1.03%)      (0.40%)       0.05%
      Investment tax credits                  (0.04%)      (0.05%)      (0.07%)
      Other factors                            1.73%           --        0.62%
                                             -------      -------      -------
     Effective tax rate                       25.16%       28.06%       26.92%
                                             =======      =======      =======

    The components of the provisions for income taxes are as follows:

                                         fiscal year  fiscal year  fiscal year
                                                1998         1997         1996
     Current:
      Domestic                               150,023      193,557      187,419
      Foreign                                147,483      157,906      135,432
     Deferred:
      Domestic                               100,203       14,678       (8,189)
      Foreign                                 36,587       16,246      (65,822)
                                             -------      -------      -------
                                             434,296      382,387      248,840
                                             =======      =======      =======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At January 3, 1999, in the United States Royal Ahold had state and federal operating loss carryforwards of approximately NLG 80 million expiring between 2001 and 2012, general business tax credit carryforwards totaling approximately NLG 68 million expiring between 2000 and 2013, and alternative minimum tax carryforwards of NLG 89 million which can be carried forward indefinitely. Such operating loss carryforwards and tax credits may not be used to offset income taxes in other jurisdictions. Royal Ahold has established a valuation allowance to reduce the tax benefit of certain net operating losses and certain general business tax credits to an amount that is more likely than not realizable. Management believes there is a risk that certain carryforwards may expire unused and, accordingly, has established a valuation allowance against them.
Deferred tax assets and liabilities as of January 3, 1999 and December 28, 1997 are as follows:

                               Net deferred tax asset (liability)
                                     January 3,           December 28,
                                           1999                   1997
Fixed assets                              (531,732)              (512,996)
Capitalized lease commitments              130,973                139,604
Benefit plans                               63,011                127,480
Inventories                                (78,034)              (137,468)
Closed locations                            73,175                 45,939
Provisions not yet deductible              249,728                303,946
Carryforwards
 Operating losses                          109,104                 98,137
 Alternative minimum tax                    89,062                 72,036
 General business tax credits               32,539                 45,913
Valuation allowances                       (57,425)               (42,065)
Other, net                                 (91,973)                29,878
                                 -----------------      -----------------
                                           (11,572)               170,404
                                 =================      =================

Deferred income taxes are classified in the accompanying balance sheets as of January 3, 1999 and December 28, 1997 as follows:

                                      January 3,  December 28,
                                            1999          1997
Non-current deferred tax assets          297,778       357,258
Non-current deferred tax liabilities    (309,350)     (186,854)
                                        --------      --------
                                         (11,572)      170,404
                                        ========      ========

Note 18Employee benefit plans
Pension plans
Royal Ahold has a number of defined benefit pension plans covering substantially all of its employees. Such plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country. Benefits are generally based upon compensation and years of service. Pension plan assets are generally invested in shares, fixed-rate debt securities, loans and real estate.

Pension costs for all plans are actuarially determined and generally funded annually. Royal Ahold accounts for its U.S. plans under the provisions of Financial Accounting Standards No. 87 ("SFAS 87"). Pension expense for the plans in the Netherlands is calculated using the methodology required under Dutch GAAP. Pension expense of the qualified plans included in the accompanying Statement of Earnings for fiscal years 1998, 1997 and 1996 aggregated NLG 74,465, NLG 66,048 and NLG 59,100, respectively. In addition, Royal Ahold received refunds of NLG 76 million in 1998 and NLG 83 million in 1997, respectively, of overfunded pension plan assets in the Netherlands, which was reflected as a reduction of general and administrative expenses in the 1998 and 1997 Consolidated Statement of Earnings. (See note 23 to the consolidated financial statements for the U.S. GAAP accounting treatment.)

For purposes of additional disclosure, information regarding the plans in the Netherlands has also been provided under the requirements of Financial Accounting Standards No 132, Employers' Disclosures About Pensions and Other Postretirement Benefits ("SFAS 132"). The following table summarizes, in Dutch Guilders, the funded status and amounts which would be recognized in Royal Ahold's financial statements under SFAS 132 for all defined benefit plans.

                               Assets exceed           Accumulated benefits
                            Accumulated benefits          Exceed assets
                          -------------------------  -------------------------
                           January 3,  December 28,   January 3,  December 28,
                                 1999          1997         1999          1997
Change in Benefit
 Obligation
Benefit obligation,
 beginning of period        2,415,745     2,000,404      282,572       238,727
Service cost                  114,284        92,953       27,330         4,954
Interest cost                 134,801       140,338       48,530        12,312
Amendments and
 reclassifications           (398,851)        1,355      355,130            --
Actuarial loss (gain)         214,651       253,091       72,680        35,213
Acquisition                   218,264         3,532       13,344            --
Benefits paid                 (49,513)      (75,928)     (25,323)       (8,634)
                            ---------     ---------     --------      --------
Benefit obligation, end
 of period                  2,649,381     2,415,745      774,263       282,572
                            =========     =========     ========      ========
Change in Plan Assets
Fair value of assets,
 beginning of period        2,616,876     2,265,699      143,939       130,190
Actual return on plan
 assets                       310,683       412,586       83,598        10,052
Company contribution          (17,539)        3,932       40,180         7,726
Acquisition                   215,697        10,587           --            --
Reclassifications            (357,725)           --      357,725            --
Benefits paid                 (49,513)      (75,928)     (20,960)       (4,029)
                            ---------     ---------     --------      --------
Fair value of assets,
 end of period              2,718,479     2,616,876      604,482       143,939
                            =========     =========     ========      ========
Funded status of plan          69,098       201,131     (184,507)     (138,633)
Unrecognized actuarial
 loss                         195,993        99,295       55,728        28,906
Unrecognized prior
 service cost                  15,510        15,937      (39,311)          114
Unrecognized net
 transition obligation        (51,961)      (65,423)       5,610         9,017
                            ---------     ---------     --------      --------
Prepaid (accrued)
 benefit cost                 228,640       250,940     (162,480)     (100,596)
                            =========     =========     ========      ========
                          Fiscal year   Fiscal year  Fiscal year   Fiscal year
                                 1998          1997         1998          1997
Components of Net
 Periodic Benefit Costs
Service cost of benefits
 earned                       103,284        92,953       24,627         4,954
Interest cost on benefit
 obligation                   134,801       140,338       49,362        12,312
Actual return on assets      (299,112)     (382,330)     (45,810)      (12,640)
Net amortization and
 deferral                      90,429       183,290        7,634         5,656
                            ---------     ---------     --------      --------
Net periodic benefit
 cost                          29,402        34,251       35,813        10,282
                            =========     =========     ========      ========

The assumptions used to develop the actuarial present value of benefit obligations and pension expense under SFAS 87 were as follows:

                                          fiscal year fiscal year fiscal year
                                                 1998        1997        1996
Weighted average expected long-term rate
 of return on plan assets                        8.3%        8.3%        8.2%
Weighted average discount rate                   5.5%        6.9%        6.9%
Weighted average rate of increase in
 salary levels                                   4.4%        4.0%        4.0%

Other benefit plans
Ahold also maintains various other employee benefit plans. For employees of its U.S. subsidiaries, such plans are principally in the form of savings, incentive compensation and bonus plans. Royal Ahold's Dutch subsidiaries participate in a profit sharing plan for their employees. Expense for such plans aggregated NLG 207,505, NLG 185,699 and NLG 136,836 in 1998, 1997 and 1996, respectively. In the U.S., Royal Ahold also maintains three supplemental employee retirement plans for officers and executives of its subsidiaries. The present value of the estimated projected benefit obligation under these plans has been estimated at approximately NLG 66,799 million at January 3, 1999, the majority of which is fully vested and accrued.

Additionally, certain union employees in the United States are covered by multi-employer, defined benefit plans. Plan expenses were NLG 68,920, NLG 69,225 and NLG 27,700 for 1998, 1997 and 1996, respectively.

Postretirement plans
Ahold provides life insurance and health care benefits for certain retired employees meeting age and service requirements at its U.S. subsidiaries. The total costs recognized for postretirement life insurance and health care plans were approximately NLG 3,745 (service cost of NLG 690 and interest cost of NLG 3,055) in 1998, NLG 4,209 (service cost NLG 666 and interest cost NLG 3,543) in 1997, and NLG 1,480 (service cost NLG 221 and interest cost NLG 1,259) in 1996. Royal Ahold's postretirement benefits are not funded. The accrued postretirement benefit cost at January 3, 1999 and December 28, 1997 was NLG 46,351 and NLG 49,075, respectively.

The assumed health care cost trend used in measuring the accumulated postretirement benefit obligation was 9% and 10.0% (7.5% and 7.0% for post-65 coverage) in 1998 and 1997, respectively, grading down to 5.5% over 8 years. A 1% increase in the assumed health care cost trend would increase the accumulated postretirement benefit obligation by 3% and the service and interest costs by 6% both in 1998 and 1997. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 6.75% and 7.5% in 1998 and 1997, respectively.

Note 19 Business segment information
Ahold operates principally in one business segment, the retail sale of food and related non-food products. All Dutch specialty retailers, which are not individually or in the aggregate a separately identifiable segment, are included under "Food Retailing" together with the Albert Heijn supermarket chain in the Netherlands. Information regarding food wholesaling and real estate operations are also separately disclosed. Royal Ahold's other activities do not individually constitute a separately reportable industry segment.

                                    fiscal year  fiscal year  fiscal year
                                           1998         1997         1996
Net Sales (including intersegment)
Food retailing                       54,988,058   47,109,535   33,271,450
Food wholesaling                      4,639,857    4,247,924    3,831,550
Real estate                             554,748      464,097      433,962
Other activities                        609,704      563,698      548,501
Intersegment sales                   (2,428,849)  (1,816,773)  (1,547,368)
                                     ----------   ----------   ----------
                                     58,363,518   50,568,481   36,538,095
                                     ==========   ==========   ==========
Net Sales
Food retailing                       53,579,052   46,194,879   32,616,104
Food wholesaling                      4,584,248    4,198,848    3,788,513
Real estate                             118,584      101,442       92,696
Other activities                         81,634       73,312       40,782
                                     ----------   ----------   ----------
                                     58,363,518   50,568,481   36,538,095
                                     ==========   ==========   ==========
Operating Results
Food retailing                        2,108,966    1,679,731    1,113,437
Food wholesaling                         89,812       81,732       64,274
Real estate                             108,193      114,978       98,182
Other activities                         22,854       31,731       20,434
Unallocated corporate costs             (88,065)     (71,342)     (53,500)
                                     ----------   ----------   ----------
                                      2,241,760    1,836,830    1,242,827
                                     ==========   ==========   ==========
Depreciation and amortization
Food retailing                        1,382,884    1,095,853      747,304
Food wholesaling                         38,844       39,910       34,499
Real estate                              40,623       34,548       32,944
Other activities                         18,062       16,554       15,828
Unallocated corporate costs               2,664        3,708        2,853
                                     ----------   ----------   ----------
                                      1,483,077    1,190,573      833,428
                                     ==========   ==========   ==========
Purchases of tangible fixed assets
Food retailing                        2,648,349    2,492,668    1,417,004
Food wholesaling                         66,282       50,418       77,107
Real estate                             173,804      146,355       87,217
Other activities                         18,341       17,960       17,586
Unallocated corporate assets              1,051        3,716        2,894
                                     ----------   ----------   ----------
                                      2,907,827    2,711,117    1,601,808
                                     ==========   ==========   ==========

                                    January 3,  December 28,  December 29,
                                          1999          1997          1996
     Identifiable Assets
     Food retailing                 22,267,390    16,455,599   12,639,990
     Food wholesaling                  813,935       832,962      733,421
     Real Estate                     1,268,932     1,229,218    1,127,526
     Other activities                  149,325       141,554      126,638
     Unallocated corporate assets      680,831       179,897      242,372
                                    ----------    ----------   ----------
                                    25,180,413    18,839,230   14,869,947
                                    ==========    ==========   ==========

Note 20Geographic segment information

    Ahold's operations are conducted in five geographical areas: the Netherlands, the United States, other European countries (Portugal, the
    Czech Republic, Poland and Spain), Latin America (Brazil, Argentina,
    Chile, Peru, Paraguay and Ecuador) and Asia Pacific (China, Malaysia,
    Singapore and Thailand).

                                   fiscal year   fiscal year   fiscal year
                                          1998          1997          1996
     Net Sales (including
      intersegment)
     The Netherlands                17,915,254    16,796,602    15,820,775
     United States                  33,381,774    28,810,893    19,649,646
     Other European Countries        3,928,701     3,230,866     2,559,147
     Latin America                   4,663,956     2,622,244            --
     Asia Pacific                      902,682       924,649        55,895
     Intersegment sales             (2,428,849)   (1,816,773)   (1,547,368)
                                    ----------    ----------    ----------
                                    58,363,518    50,568,481    36,538,095
                                    ==========    ==========   ==========
     Net Sales
     The Netherlands                16,994,754    15,929,765    14,958,588
     United States                  31,974,362    27,893,718    18,987,950
     Other European Countries        3,827,867     3,198,105     2,535,662
     Latin America                   4,663,956     2,622,244            --
     Asia Pacific                      902,579       924,649        55,895
                                    ----------    ----------    ----------
                                    58,363,518    50,568,481    36,538,095
                                    ==========    ==========    ==========
     Operating Results
     The Netherlands                   671,328       606,816       551,801
     United States                   1,408,128     1,120,399       599,613
     Other European Countries          215,169       179,010       165,472
     Latin America                     138,476        80,500            --
     Asia Pacific                     (103,276)      (78,553)      (20,559)
     Unallocated corporate costs       (88,065)      (71,342)      (53,500)
                                    ----------    ----------    ----------
                                     2,241,760     1,836,830     1,242,827
                                    ==========    ==========    ==========
                                    January 3,  December 28,  December 29,
                                          1999          1997          1996
     Identifiable Assets
     The Netherlands                 4,224,250     4,529,189     3,905,811
     United States                  12,980,339    10,022,072     8,269,621
     Other European Countries        2,590,213     2,012,747     1,492,173
     Latin America                   4,244,072     1,749,469       917,535
     Asia Pacific                      460,708       345,856        42,435
     Corporate assets                  680,831       179,897       242,372
                                    ----------    ----------    ----------
                                    25,180,413    18,839,230    14,869,947
                                    ==========    ==========    ==========

Note 21Financial instruments
Ahold uses financial instruments to manage its foreign exchange transaction exposure and interest rate exposure. Ahold is a multi-national company with a substantial portion of its assets, liabilities and results denominated in foreign currencies, primarily the U.S. Dollar. It is Royal Ahold's policy to not hedge foreign exchange translation exposure. Derivative financial instruments are principally used to manage transaction exposure from foreign exchange and interest rate risk. Royal Ahold does not use these instruments for trading purposes. Gains and losses from derivative financial instruments are deferred and are recognized in the Statement of Earnings when the hedged transactions occur.

Foreign exchange risk management
Ahold has entered into foreign exchange contracts with institutions of high credit standing in order to manage its foreign exchange transaction exposure from purchase commitments entered into in the normal course of business. The purpose of Royal Ahold's foreign currency hedging activities is to minimize the effects of changes in exchange rates from transactions that are denominated in a currency other than the currency of trading. At January 3, 1999, Ahold had 14 open foreign exchange contracts and two option contracts for notional amounts of $3.25 million and $3.25 million, respectively, related to purchase commitments denominated in U.S. Dollars. Such contracts expire through January and February 1999. These instruments had a negligible fair value at year end 1998 and any eventual gain or loss will be recognized as part of the purchase transaction.

Interest rate risk management
Royal Ahold may hedge its interest rate risks through the use of derivatives. All interest rate hedging activities relate to existing outstanding debt. These agreements have been entered into with institutions of high credit standing. The notional amounts of such agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

Interest rate swaps
Ahold has agreements to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Royal Ahold has not entered into any cross-currency interest rate swaps.

At January 3, 1999, Royal Ahold had 14 swaps outstanding with total notional amounts of NLG 1,170 million and $700 million (NLG 1,215 million and $900 million at December 28, 1997). These swap contracts expire between 1999 and 2005. The seven Guilder receive-fix swaps had an average receive rate of 7.16% and an average pay rate of 3.37% at January 3, 1999. The two pay-fix Guilder contracts had an average pay rate of 7.84% and an average receive rate of 3.30% at January 3, 1999. The four pay-fix U.S. Dollar swaps with a notional amount of $500 million (which fix Ahold's floating rate debt drawn under the $1 billion 7-year Multi Currency Revolving Credit Facility) had an average pay rate of 5.81% and an average receive rate 5.07% at January 3, 1999. The remaining one pay-fix swap contracts with a notional amount of $200 million will start in 2000 and will have a pay-fix rate of 6.73%; the receive rate of these contracts is based on LIBOR and will be determined at the start date of the swaps.

Interest rate options and cap agreements
Interest rate options and cap agreements are used to reduce the potential impact of increases in interest rates on floating-rate long-term debt. At January 3, 1999, Royal Ahold had no interest rate caps or floors outstanding. The notional amount of interest rate floors and interest rate caps was NLG 210 million at December 28, 1997. The carrying amount of these agreements at December 28, 1997 of NLG 101 represents the unamortized premiums paid for the contracts. Royal Ahold's interest rate option contracts had terms lasting up until 1999. The cap agreements entitle Royal Ahold to receive from the counterparties (major banks) the amounts, if any, by which Royal Ahold's interest payments exceed on average 7.0%.

Fair value of financial instruments
The following table presents the carrying amounts and fair values of Royal Ahold's financial instruments:

                                  January 3, 1999        December 28, 1997
                                Carrying      Fair      Carrying      Fair
                                 Amount      Value       Amount      Value
Assets
Investment in unconsolidated
 subsidiaries and affiliates      271,560          --     186,289          --
Liabilities
Borrowings                     (7,299,859) (7,810,121) (4,354,175) (4,570,531)
Derivative financial
 instruments
Interest rate swap agreements           0      20,907           0      39,523
Interest rate options and cap
 agreements                            --          --         101        (226)

The carrying amount of cash and cash equivalents, receivables and loans payable are a reasonable estimate of their fair value. The market value for the investments in unconsolidated subsidiaries and affiliates has not been determined.

The fair value of long-term debt is estimated using discounted cash flow analysis based on interest rates from similar types of borrowing arrangements or at quoted market prices, if applicable.

The fair value of interest rate swaps is the amount at which they could be settled, based on estimates obtained from dealers. The fair value of interest rate options and cap agreements is estimated using option pricing models and essentially values the potential for the caps to become in-the-money through changes in interest rates during the remaining terms. Royal Ahold is exposed to credit-related losses in the event of nonperformance by the counterparties. Royal Ahold anticipates, however, that the counterparties will be able to fully satisfy their obligations under the contracts. Royal Ahold has no concentration of credit risk.
Note 22Subsequent events

Royal Ahold established a 50% joint venture, Ahold & Allkauf Polen, with the German retailer Allkauf-Gruppe in 1995 to develop retail operations in Poland. In January 1999, Ahold purchased Allkauf-Gruppe's share of the joint venture.

In January 1999, Royal Ahold expanded its operations in Spain, acquiring Dialco S.A., Dumaya, Castillo del Barrio and Guerrero S.A., four prominent supermarket companies operating a total of 160 stores in southern Spain, with total sales of approximately NLG 760 million in 1998.

Additionally, in March 1999, Royal Ahold announced that it had agreed to acquire SMG-II Holding Corporation, which owns Pathmark Stores, Inc. Pathmark operated 132 stores at the end of 1998, with 1998 sales of $3.7 billion. The acquisition is subject to a number of conditions, including obtaining necessary U.S. federal and state antitrust approvals. Ahold expects to complete the transaction in the second half of 1999.
Note 23 Reconciliation of individual material variations in net earnings, net earnings per Common Share and stockholders' equity according to U.S. GAAP
The consolidated financial statements prepared in accordance with Dutch GAAP differ in certain material respects from consolidated financial statements prepared in accordance with U.S. GAAP. Such differences with respect to Ahold are discussed below.

Goodwill
In accordance with Dutch GAAP, Ahold deducts the amount of goodwill included in the price of acquired companies from stockholders' equity (and minority interest when applicable) in the year of acquisition. Under U.S. GAAP, goodwill is capitalized and amortized. For U.S. GAAP purposes, an amortization period of 40 years has been used. For U.S. GAAP purposes, the disposal or termination of certain businesses resulted in a write-off of goodwill of NLG 5,218 in 1998, NLG 60,066 in 1997 and nil in 1996.

Royal Ahold continually monitors events and changes in circumstances that could indicate carrying amounts of intangible assets may not be recoverable. When events or changes in circumstances are present that indicate the carrying amount of intangible assets may not be recoverable, Royal Ahold assesses the recoverability of intangible assets by determining whether the carrying amounts of such intangible assets will be fully recovered through undiscounted expected cash flows.

Pensions
Under Dutch GAAP, pension cost with respect to the Dutch plans was calculated in accordance with required methodology. Under U.S. GAAP, pension cost for Dutch employees should be calculated in accordance with SFAS 87.

Revaluation of real estate
Under Dutch GAAP, the assets of Ahold Vastgoed B.V. were revalued in 1988. The resulting unrealized gain was added to the revaluation reserve, which is part of stockholders' equity. Upon selling revalued real estate, the relevant part of the revaluation reserve is considered realized and transferred to the Statement of Earnings. The revaluation amount is depreciated over the life of the related asset. Such one-time revaluations are not allowed under U.S. GAAP.

Settlement of cross-participations
As part of unwinding the strategic alliance between Ahold, Argyll and Casino, the cross-participations between Ahold and these companies were settled in 1996. The negative result of this settlement amounting to NLG 33 million was charged directly to stockholders' equity. Under U.S. GAAP, such amount is required to be recognized in the statement of earnings.

Reorganization costs
As a direct result of the acquisition of Giant Landover and Stop & Shop, Ahold has recorded costs for necessary reorganizations of its U.S. operations, which were included in the determination of the goodwill paid. Under U.S. GAAP, certain of these reorganization costs were required to be charged to the statement of earnings.

Other provisions
Under Dutch GAAP, provisions can be recorded for events relating to the current year and for which the costs involved can be reasonably estimated. Under U.S. GAAP, recognition of certain of these costs is subject to more stringent rules and should be recognized when actually incurred.

Proposed dividends on common shares
Under Dutch GAAP, the proposed final dividend on common shares to be approved by the general meeting of shareholders is recorded in "Other current liabilities." Under U.S. GAAP, this amount should be classified as part of stockholders' equity, until approved.

Earnings per Share
Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") simplifies the computation, presentation and disclosure requirements for earnings per share. The objective of SFAS 128 is to present "basic" earnings per share and "diluted" earnings per share on a basis more consistent with that of the International Accounting Standards Committee. The computation of diluted net earnings per Common Share include common stock equivalents related to Ahold's stock option plans. Common stock equivalents included in the computation of diluted net earnings per Common Share were 6,748,000, 6,953,000 and 5,048,000 in 1998, 1997 and 1996, respectively. Anti-
dilutive options, reflecting an exercise price greater than the average market price of the common shares, were not significant in 1998, 1997 and 1996. Additionally, the diluted net earnings computation for 1998 takes into consideration the potential dilutive effect of the conversion of the 3% convertible subordinated notes.

New accounting pronouncements
In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments and requires that all derivatives be recognized as either assets or liabilities in the statements of financial position. This pronouncement will become effective for Royal Ahold for the year ending December 31, 2000. Royal Ahold has not yet completed its analysis of the effect of this new standard.

Reconciliation of reported net earnings to U.S. GAAP

                                        fiscal year  fiscal year  fiscal year
                                               1998         1997         1996
Net earnings in accordance with Dutch
 GAAP                                     1,205,867      933,830      632,425
Items having the effect of increasing
 (decreasing) reported net earnings
 Goodwill                                  (211,766)    (221,797)     (80,234)
 Pensions                                   (23,963)     (61,256)      17,679
 Revaluation of real estate                   6,005        6,518        6,565
 Settlement of cross-shareholding
  investments                                    --           --      (33,496)
 Reorganization costs                       (16,258)     (43,832)     (80,903)
 Other provisions                          (120,179)      95,487       50,000
 Income taxes                                36,325        3,481        4,478
                                          ---------     --------      -------
Approximate net earnings in accordance
 with U.S. GAAP                             876,031      712,431      516,514
Dividends on Cumulative Preferred
 Financing Shares                           (21,871)     (18,348)      (9,476)
                                          ---------     --------      -------
Approximate net earnings in accordance
 with U.S. GAAP applicable to common
 shares                                     854,160      694,083      507,038
                                         =========    ========      =======

Computation of net earnings per Common Share in accordance with U.S. GAAP fiscal year fiscal year fiscal year
                                                   1998        1997        1996
Approximate net earnings in accordance
 with U.S. GAAP applicable to common
 shares                                         854,160     694,083     507,038
Weighted average number of common shares
 outstanding (x 1,000)                          575,702     527,536     449,826
Approximate basic net earnings per Common
 Share in accordance with U.S. GAAP (NLG)          1.48        1.32        1.13
Approximate diluted net earnings per
 Common Share in accordance with U.S. GAAP
 (NLG)                                             1.47        1.30        1.11

Had compensation cost for Royal Ahold's stock option plans described in Note 15 to the consolidated financial statements been determined consistent with SFAS 123 in 1998, 1997 and 1996, approximate pro forma net earnings would have been NLG 832,839, NLG 692,019 and NLG 490,282, respectively, and approximate diluted net earnings per Common Share would have been NLG 1.42, NLG 1.29 and NLG 1.08, respectively.

Reconciliation of reported stockholders' equity to U.S. GAAP

                                                     January 3,  December 28,
                                                           1999          1997
Stockholders' equity in accordance with Dutch GAAP    3,421,817     3,089,056
Items having the effect of increasing (decreasing)
 reported stockholders' equity (net of tax, as
 applicable)
 Goodwill                                            10,740,068     6,076,291
 Pensions                                               122,102       137,678
 Revaluation of real estate                             (74,606)      (86,997)
 Proposed dividend on common shares                     376,858       271,757
 Other                                                   72,834       105,455
                                                     ----------     ---------
Approximate stockholders' equity in accordance with
 U.S. GAAP                                           14,659,073     9,593,240
                                                     ==========     =========

Condensed consolidated financial statements prepared under U.S. GAAP

The following presents Royal Ahold's condensed Consolidated Balance Sheets, Consolidated Statements of Earnings and Consolidated Statements of Cash Flows prepared in accordance with U.S. GAAP considering all the items discussed previously in this note.

Condensed Consolidated Statements of Earnings

(NLG thousands)                         fiscal year  fiscal year  fiscal year
                                               1998         1997         1996
Net sales                                58,363,518   50,568,481   36,538,095
Cost of sales                           (44,724,310) (39,022,328) (28,610,392)
                                        -----------  -----------  -----------
Gross profit                             13,639,208   11,546,153    7,927,703
Selling, general and administrative
 expenses                               (11,792,463)  (9,942,517)  (6,810,882)
                                        -----------  -----------  -----------
Operating results                         1,846,745    1,603,636    1,116,821
Net financial expense                      (515,434)    (473,858)    (318,447)
                                        -----------  -----------  -----------
Operating earnings before income taxes
 and minority interests                   1,331,311    1,129,778      798,374
Income taxes                               (397,971)    (378,906)    (244,362)
                                        -----------  -----------  -----------
Operating earnings after income taxes
 and before minority interests              933,340      750,872      554,012
Minority interests                          (57,309)     (38,441)     (37,498)
                                        -----------  -----------  -----------
Net earnings                                876,031      712,431      516,514
Dividends on cumulative preferred
 financing shares                           (21,871)     (18,348)      (9,476)
                                        -----------  -----------  -----------
Net earnings applicable to common
 shares                                     854,160      694,083      507,038
                                        ===========  ===========  ===========

Condensed Consolidated Balance Sheets

(NLG thousands)                       January 3, December 28,
                                            1999         1997
Assets
Current assets                         9,057,191    6,566,992
Fixed assets
Tangible fixed assets                 14,752,777   10,938,889
Intangible assets                     12,262,134    6,810,763
Other                                  1,212,500    1,190,354
                                      ----------   ----------
                                      28,227,411   18,940,006
                                      ----------   ----------
                                      37,284,602   25,506,998
                                      ==========   ==========
Liabilities and stockholders' equity
Current liabilities                    9,638,095    7,561,347
Long-term liabilities                 11,277,634    7,489,563
Minority interests                     1,709,800      862,848
Stockholders' equity                  14,659,073    9,593,240
                                      ----------   ----------
                                      37,284,602   25,506,998
                                      ==========   ==========

Condensed Consolidated Statements of Cash Flows

(NLG thousands)                          fiscal year  fiscal year  fiscal year
                                                1998         1997         1996
Cash flows from operating activities
Net earnings                                 876,031      712,431      516,514
Adjustments to reconcile to net cash
 from operating activities
 Depreciation and amortization             1,717,692    1,414,166      912,714
 Other                                        42,263       42,028       41,270
 Changes in assets and liabilities
  providing (using) cash                      85,680     (164,913)    (436,399)
                                          ----------   ----------   ----------
Net cash provided by operating
 activities                                2,721,666    2,003,712    1,034,099
Cash flows from investing activities
Net investments in fixed assets           (2,649,574)  (2,461,359)  (1,166,001)
Acquisitions of businesses (net of cash
 acquired)                                (6,654,712)    (272,842)  (3,329,101)
Other                                         46,950        7,696      245,629
                                          ----------   ----------   ----------
Net cash used in investing activities     (9,257,336)  (2,726,505)  (4,249,473)
Cash flows from financing activities
Net change in short-term and long-term
 borrowings                                  649,372      373,656      (68,406)
Net proceeds from issuance of common
 stock                                     4,888,093       56,094    3,256,300
Net proceeds from issuance of preferred
 stock                                       160,947           --      247,614
Net proceeds from issuance of
 convertible subordinated notes            1,495,000           --           --
Other                                        116,139      234,363       (4,893)
                                          ----------   ----------   ----------
Net cash provided by (used in)
 financing activities                      7,309,551      664,113    3,430,615
Exchange rate differences                   (283,991)        (746)     (24,689)
                                          ----------   ----------   ----------
Net increase (decrease) in cash and
 cash equivalents                            489,890      (59,426)     190,552
Cash and cash equivalents at beginning
 of the year                                 654,706      714,132      523,580
                                          ----------   ----------   ----------
Cash and cash equivalents at end of the
 year                                      1,144,596      654,706      714,132
                                          ==========   ==========   ==========

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

    List of Financial Statements

    Reference is made to Item 18 of this Annual Report which contains the independent auditors report, the accounting principles used, the financial statements and the notes to the financial statements as well as an index thereof.

    List of Exhibits

     1    Articles of Association of Royal Ahold as amended as of June 22, 1998
          (incorporated by reference to Exhibit 4 to Royal Ahold's Report on
          Form 6-K, dated June 23, 1998).
     2(a) Form of Deposit Agreement dated January 20, 1998 among Koninklijke
          Ahold N.V., The Bank of New York, as Depositary, and holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Royal Ahold's
          Registration Statement No. 333-8222 on Form F-6).
     2(b) Amended and Restated U.S. $1,000,000,000 Multicurrency Revolving
          Facility Agreement, dated December 18, 1996, and amended and restated
          September 7, 1998, between Koninklijke Ahold N.V., Ahold U.S.A.,
          Inc., ABN AMRO Bank N.V., Chase Investment Bank Limited and J. P.
          Morgan Securities Ltd. as Arrangers, The Chase Manhattan Bank as
          Facility, Swing-Line, Letter of Credit and Short Term Advances Agent,
          Chase Manhattan International Limited as Multicurrency Facility Agent
          and certain financial institutions named therein (incorporated by reference to Exhibit (b)(1) to Royal Ahold's Tender Offer Statement
          on Schedule 14D-1 filed on March 15, 1999 with respect to
          Supermarkets General Holdings Corporation).
     2(c) In reliance upon the instructions to Form 20-F, various instruments defining the rights of holders of long-term debt of Royal Ahold are not being filed herewith because the total amount of securities authorized under each such instrument does not exceed 10% of the total consolidated assets of Royal Ahold. Royal Ahold hereby agrees to furnish a copy of any such instruments to the Securities and
          Exchange Commission upon request.
     3(a) Stock Purchase Agreement, dated as of May 19, 1998, between
          Koninklijke Ahold N.V. and The 1224 Corporation (incorporated by reference to Exhibit (c)(3) to Royal Ahold's Tender Offer Statement
          on Schedule 14D-1 filed on May 19, 1998 with respect to Giant Food
          Inc.).
     3(b) Stock Purchase Agreement, dated as of May 27, 1998 among Koninklijke
          Ahold N.V., J Sainsbury plc and JS Mass Securities Corp.
          (incorporated by reference to Exhibit (c)(4) to Royal Ahold's Tender
          Offer Statement on Schedule 14D-1 with respect to Giant Food Inc.).
     23   Independent Auditors' Consent.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Royal Ahold certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Koninklijke Ahold N.V.
Cees H. van der Hoeven
President of the Corporate
 Executive Board

April 12, 1999

KONINKLIJKE AHOLD N.V.

ANNUAL REPORT ON FORM 20-F

Index of Exhibits

 1    Articles of Association of Royal Ahold as amended as of June 22, 1998
      (incorporated by reference to Exhibit 4 to Royal Ahold's Report on Form
      6-K, dated June 23, 1998).
 2(a) Form of Deposit Agreement dated January 20, 1998 among Koninklijke Ahold
      N.V., The Bank of New York, as Depositary, and holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Royal Ahold's Registration
      Statement No. 333-8222 on Form F-6).
 2(b) Amended and Restated U.S. $1,000,000,000 Multicurrency Revolving Facility
      Agreement, dated December 18, 1996, and amended and restated September 7,
      1998, between Koninklijke Ahold N.V., Ahold U.S.A., Inc., ABN AMRO Bank
      N.V., Chase Investment Bank Limited and J. P. Morgan Securities Ltd. as
      Arrangers, The Chase Manhattan Bank as Facility, Swing-Line, Letter of
      Credit and Short Term Advances Agent, Chase Manhattan International
      Limited as Multicurrency Facility Agent and certain financial institutions named therein (incorporated by reference to Exhibit (b)(1)
      to Royal Ahold's Tender Offer Statement on Schedule 14D-1 filed on March
      15, 1999 with respect to Supermarkets General Holdings Corporation).
 2(c) In reliance upon the instructions to Form 20-F, various instruments defining the rights of holders of long-term debt of Royal Ahold are not being filed herewith because the total amount of securities authorized under each such instrument does not exceed 10% of the total assets of
      Royal Ahold. Royal Ahold hereby agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.
 3(a) Stock Purchase Agreement, dated as of May 19, 1998, between Koninklijke
      Ahold N.V. and The 1224 Corporation (incorporated by reference to Exhibit
      (c)(3) to Royal Ahold's Tender Offer Statement on Schedule 14D-1 filed on
      May 19, 1998 with respect to Giant Food Inc.).
 3(b) Stock Purchase Agreement, dated as of May 27, 1998 among Koninklijke
      Ahold N.V., J Sainsbury plc and JS Mass Securities Corp. (incorporated by reference to Exhibit (c)(4) to Royal Ahold's Tender Offer Statement on
      Schedule 14D-1 filed on May 19, 1998 with respect to Giant Food Inc.).
 23   Independent Auditors' Consent.