Form 20-F
period 2000-12-31
ROYAL AHOLD
filed 2001-04-09
CIK 869425

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F
(Mark One)


     [ ]    Registration Statement pursuant to Section 12 (b) or (g)
                     of the Securities Exchange Act of 1934
                                       or
     [X]          Annual Report pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934
                   for the fiscal year ended December 31, 2000
                                       or
     [ ]        Transition report pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934
                 for the transition period from..... to .......
                         Commission file number 0-18898
                             Koninklijke Ahold N.V.
             (Exact name of Registrant as specified in its charter)
                                   Royal Ahold
                 (Translation of Registrant's name into English)
                                 The Netherlands
                 (Jurisdiction of incorporation or organization)
               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class                    Name of each exchange on which registered
Common Shares at a par value of                          New York Stock Exchange
  EUR 0.25 each, represented by
  American Depositary Shares

Securities registered or to be registered pursuant
  to Section 12(g) of the Act:                                             None.
Securities for which there is a reporting obligation
  pursuant to Section 15(d) of the Act:                                    None.

  Indicate the number of outstanding shares of each
    of the issuer's classes of capital or common
    stock as of the close of the period covered by
    the Annual Report:
    Cumulative Preferred Shares par value EUR 500
      per share                                                            None.
    Cumulative Preferred Financing Shares par value
      EUR 0.25 per share                                             259,317,164
    Common Shares par value EUR 0.25 per share                       816,849,445

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.
                             Item 17 [ ] Item 18 [X]

                               TABLE OF CONTENTS

                                                                            Page

GENERAL INFORMATION........................................................    1

PART I
Item 1.   Identity of directors, senior management and advisers............    4
Item 2.   Offer statistics and expected timetable..........................    4
Item 3.   Key information..................................................    4
Item 4.   Information on the Company.......................................    7
Item 5.   Operating and financial review and prospects.....................   24
Item 6.   Directors, senior management and employees.......................   39
Item 7.   Major shareholders and related party transactions................   45
Item 8.   Financial information............................................   47
Item 9.   The offer and listing............................................   49
Item 10.  Additional information...........................................   50
Item 11.  Quantitative and qualitative disclosures about market risk.......   59
Item 12.  Description of securities other than equity securities...........   61

PART II
Item 13.  Defaults, dividend arrearages and delinquencies..................   62
Item 14.  Material modifications to the rights of security holders and
          use of proceeds..................................................   62
Item 15.  [Reserved].......................................................   62
Item 16.  [Reserved].......................................................   62

PART III
Item 17.  Financial Statements.............................................   63
Item 18.  Financial Statements.............................................   63
Item 19.  Exhibits.........................................................  108

GENERAL INFORMATION

The consolidated financial statements of Koninklijke Ahold N.V., also referred to as "we", "us", "our", "Royal Ahold" or "Ahold", appear in Item 18 of this annual report. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in The Netherlands ("Dutch GAAP"). Dutch GAAP differs in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). The differences between Dutch GAAP and U.S. GAAP which materially affect our reported net earnings and shareholders' equity are explained in the notes to the consolidated financial statements, followed by a reconciliation of Dutch GAAP net earnings and shareholders' equity to amounts computed under U.S. GAAP.

     We are domiciled in The Netherlands, which is one of the countries that participate in the European Economic and Monetary Union (the "European Union" or the "EU"). Prior to fiscal year 1999, the reporting currency of our financial statements was the Dutch guilder ("NLG"). Effective from fiscal year 1999, we have adopted the euro as our reporting currency, the new currency of the EU ("euro" or "EUR"). The Council of the European Union fixed effective January 1, 1999 the official exchange rate between the euro and the Dutch guilder at EUR 1 = NLG 2.20371 (the "fixed rate"). Our financial statements for fiscal year 1998 and certain other data included in this annual report were originally stated in Dutch guilders or "NLG", but we have converted them to euros using the fixed rate. As a significant portion of our business is based in the United States, exchange rate fluctuations between the euro, or the Dutch guilder for fiscal years prior to 1999, and the United States dollar, referred to as "dollar", "$" or "USD", are among the factors that have influenced year-to-year comparability of consolidated earnings and equity. The weighted average rate of the dollar per euro that we used in the preparation of our consolidated financial statements was:

o    USD 0.9232 for fiscal 2000
o    USD 1.0638 for fiscal 1999
o    USD 1.1100 for fiscal 1998

The year end rates of the dollar per euro that we applied to balances in the consolidated financial statements were:

o    USD 0.9424 as of December 31, 2000
o    USD 1.0075 as of January 2, 2000

The rates for fiscal 1998 included above were converted from the originally used Dutch Guilder rate to euros using the fixed rate.

The rates used in the preparation of our consolidated financial statements may vary in certain minor respects from the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York ("noon buying rate"). The noon buying rate for the euro was USD 0.8794 per EUR 1.00 on March 30, 2001.

Solely for convenience of the reader, this annual report contains translations between certain euro amounts and dollar amounts at specified rates. Unless otherwise indicated, we have translated euros into dollars at a rate of EUR 1.00 = USD 0.9424 which is equal to the exchange rate that we used in the preparation of our 2000 balance sheet. Except for amounts translated for convenience purposes, we have translated certain foreign currency balance sheet amounts included in this annual report into euros using the exchange rate prevailing as of the end of our reporting period. We have translated certain foreign currency income statement amounts included in this annual report into euros using the weighted average exchange rate during our reporting period.

Our fiscal year generally consists of 52 weeks and ends on the Sunday nearest to December 31 of each calendar year. The quarters that we use for interim financial reporting are determined as follows:

o    the first quarter consists of the first 16 weeks of the fiscal year;
o the second, third and fourth quarters consist of the subsequent 12-week periods, except years containing 53 weeks, which have a 13-week fourth quarter.

Fiscal 2000 and fiscal 1999 contained 52 weeks and ended on December 31, 2000 and on January 2, 2000, respectively. Fiscal 1998 contained 53 weeks and ended on January 3, 1999.

We have presented certain sales area data in the tables in this annual report in terms of square feet. Square feet may be converted to square meters, "m2", by multiplying the number of square feet by 0.093 and square meters may be converted to square feet by multiplying the number of square meters by 10.75.

Unless otherwise indicated, references to currencies of countries other than The Netherlands or the United States are as follows:

Country                            Currency                     Symbol
-------                            ---------                    ------
Brazil                             Brazilian Reals              BRL
Thailand                           Thai Baht                    THB
Czech Republic                     Czech Crowns                 CZK
Sweden                             Swedish Krona                SEK
Norway                             Norwegian Krone              NOK
Portugal                           Portuguese Escudos           PTE
Denmark                            Danish Krone                 DKK

Forward-Looking Statements
Certain statements contained in this annual report are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. Those statements include, but are not limited to:

o statements as to expected increases in net sales, operating results, market shares and certain expenses, including interest expenses, in respect of certain of our operations;
o expectations as to the impact of innovative improvements on productivity levels, operating results and profitability in the stores;
o expectations as to the savings from new projects and programs and from increased cooperation between our subsidiaries, in particular in the United States;
o estimates and financial targets in respect of net earnings growth and net earnings per share;
o expectations as to synergies to be realized from new acquisitions and the impact on our operating results;
o statements as to the anticipated rate of growth of markets in which we have operations;
o    expectations with respect to opportunities for expansion and growth;
o expectations regarding whether conditions of closing new partnerships, business ventures and acquisitions of businesses or stores will be satisfied, and whether those transactions will be consummated on schedule or at all;
o    statements as to the funding of future expenditures and investments;
o    estimates of euro conversion costs and impact of non-compliance;
o    expectations of risks and liabilities of hedging transactions entered into;
o    statements as to the expected outcome of certain legal proceedings; and
o    estimates of future growth in the number of employees.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include:

o the effect of general economic conditions and changes in interest rates in the countries in which we operate;
o difficulties encountered in converting to euros and unanticipated costs during the transition;
o increases in competition in the markets in which our subsidiaries and partnerships operate and changes in marketing methods utilized by competitors;
o difficulties encountered in the integration of new acquisitions and partnerships and unanticipated costs, diversion of management's attention and loss of personnel that could result;
o fluctuations in exchange rates between the euro and the other currencies in which our assets, liabilities and operating results are denominated, in particular, the dollar; and
o unusual items and changes in Dutch GAAP accounting treatment of goodwill amortization;

as well as the other factors discussed elsewhere in this annual report.

Many of these factors are beyond our ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements.

Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Our Address

Company Address                 Mailing Address
Royal Ahold                     P.O. Box 3050
Albert Heijnweg 1               1500 HB Zaandam
Zaandam, The Netherlands        The Netherlands

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements contained in Item 18 "Financial Statements" of this annual report.

Reference is made to note 23 to the consolidated financial statements, included elsewhere in this annual report, for a discussion of the principal differences between U.S. GAAP and Dutch GAAP. For information about material acquisitions and consolidations affecting the periods presented below, please see Item 4 - "Information on the Company" and Item 5 - "Operating and Financial Review and Prospects - Acquisitions and Consolidations". For information on the changes in share capital, please see Item 9 -"The Offer and Listing" and note 15 of the consolidated financial statements, included elsewhere in this annual report.

Our fiscal year generally consists of 52 weeks and ends on the Sunday nearest to December 31. Fiscal years 1996 and 1997 each contained 52 weeks, fiscal 1998 contained 53 weeks and fiscal 1999 and fiscal 2000 each contained 52 weeks.

Consolidated Earnings Data
                                                                                         Fiscal Year
                                                                           2000      1999      1998      1997      1996
                                                                         (in EUR millions, except per share amounts)
Amounts in accordance with Dutch GAAP
Net sales                                                                52,471    33,560    26,484    22,947    16,580
Net income from operations                                                1,116       752       547       424       287
Net income from operations per common share                                1.51      1.14      0.91      0.76      0.61
Diluted net earnings per common share                                      1.47      1.11      0.90      0.75      0.60

Approximate amounts in accordance with U.S. GAAP
Net sales                                                                52,471    33,560    26,484    22,947    16,580
Net income from operations                                                  811       586       398       323       235
Net income from operations per common share                                1.09      0.88      0.65      0.58      0.50
Diluted net earnings per common share                                     1.07      0.87      0.65      0.57      0.49


Consolidated Balance Sheet Data
                                                                        Dec. 31    Jan. 2    Jan. 3   Dec. 28   Dec. 29
                                                                           2000      2000      1999      1997      1996
                                                                         (in EUR millions, except per share amounts)
Amounts in accordance with Dutch GAAP
Total assets                                                             25,461    14,286    11,426     8,549     6,748
Shareholders' equity (1)                                                  2,503     2,352     1,724     1,525     1,190
Capital Stock                                                               269       179       175       146       118
Common shares outstanding                                               816,849   653,919   646,657   547,323   538,579
Cumulative preferred financing shares outstanding                       259,317   144,000   144,000   120,000   120,000

Approximate amounts in accordance with U.S. GAAP

Total assets                                                             37,393    20,894    16,919    11,575     9,332
Shareholders' equity                                                     13,571     8,106     6,652     4,353     3,682

--------------
(1) Effective  fiscal 2000,  the proposed  dividend  payable on common shares is
included  in  shareholders'   equity  and  not  in  other  current  liabilities.
Shareholders' equity and current liabilities are restated for fiscal 1999, 1998,
1997 and 1996.  Shareholders'  equity under the old methodology would have been, in  millions,  EUR 2,135 in fiscal  2000 and was EUR 2,126 in fiscal  1999,  EUR
1,553 in fiscal 1998, EUR 1,402 in fiscal 1997 and EUR 1,097 in fiscal 1996.

Dividends

We customarily declare dividends twice a year. An interim dividend is proposed by our Corporate Executive Board and, with the approval of our Supervisory Board, is generally paid in September. The proposed total dividend must be approved by the Annual General Meeting of Shareholders, which is typically held in May, and the final portion of the total yearly dividend is paid after this meeting. Historically, shareholders have had the option to elect either a cash dividend or a stock dividend. Prior to fiscal 1997, the cash dividend consisted of a Dutch guilder component and a dollar component. Effective fiscal 1997, we discontinued cash dividend declarations in two currencies and cash dividends were declared only in Dutch guilders. We declared our dividend for fiscal 1998 in Dutch guilders. Effective fiscal 1999, dividends were declared in euros.

The following table gives certain information relating to dividends declared in the years indicated. The dividend for fiscal 2000 has been proposed by the Corporate Executive Board, but must be approved by the Annual General Meeting of Shareholders to be held on May 15, 2001. The final portion of the total yearly dividend will be paid after this meeting. For purposes of this table, we have converted dividend amounts that have been paid in Dutch guilders in fiscal 1998, 1997 and 1996 to euros using the fixed rate of EUR 1 = NLG 2.20371.

                                                        Total Translated Cash
Fiscal Year                     Cash Dividend Option      Dividend Option (1)             Stock Dividend Option


                               EUR             $        EUR             $
1996         Interim           0.04     and    0.04     0.07     or     0.09        1 common share per 100 owned
             Final             0.10     and    0.10     0.18     or     0.21        2 common shares per 100 owned
                               ----            ----     ----            ----
             Total             0.14     and    0.14     0.25            0.30

1997         Interim           0.09                                     0.10        1 common share per 100 owned
             Final             0.23                                     0.26        2 common shares per 100 owned
                               ----                                     ----
             Total             0.32                                     0.36

1998         Interim           0.12                                     0.14        1 common share per 100 owned
             Final             0.26                                     0.32        2 common shares per 100 owned
                               ----                                     ----
             Total             0.38                                     0.46

1999         Interim           0.14                                     0.15        1 common share per 100 owned
             Final             0.35                                     0.35        2 common shares per 100 owned
                               ----                                     ----
             Total             0.49                                     0.50

2000         Interim           0.18                                     0.16        1 common share per 100 owned
             Final(proposed)   0.45                                      --         2 common shares per 100 owned
                               ----                                      --

             Total             0.63                                      --

-------------------
(1)  For fiscal 1999 and 2000,  the translated  total dollar  dividend  amount  consists of the euro cash dividend translated into dollars at the noon buying rate on the applicable  dividend payment date. For fiscal 1997 and
     1998, the translated euro dividend  amount consists of the Dutch guilder cash dividend  translated into euros at the fixed exchange rate. For fiscal 1997 and 1998, the translated  dollar  dividend amount consists of the
     Dutch guilder  dividend  translated into dollars at the noon buying rate on the applicable  dividend  payment date. For fiscal 1996, the translated euro dividend consists of the dollar cash dividend component translated into Dutch  guilders at the noon buying rate on the  applicable  dividend  payment  date,  added to the Dutch guilder cash dividend  component,  and then  translated  into euros at the fixed rate.  This  information  is included only for the reader's convenience.

Exchange Rates

Prior to fiscal 1999, we utilized the Dutch guilder as our reporting currency, however, beginning in fiscal 1999, we adopted the euro as our reporting currency. As part of the introduction of the euro throughout the European Union, the exchange rate between the legacy currencies and the euro was fixed on January 1, 1999. Accordingly, we have converted the historic financial statements and related disclosures that were reported using the Dutch guilder to the euro using the fixed rate of EUR 1 = NLG 2.20371. The conversion of our historical financial statements from Dutch guilders to euro at the fixed rate depicts the same trends that would have been presented if we would have continued to present our financial statements in Dutch guilders.

The following table sets forth, for our fiscal years indicated, certain information concerning the exchange rate of the dollar relative to the euro, expressed in dollar per euro, at the noon buying rate:

                    Period End   Average (1)    High        Low
1996..............     1.2617      1.3050      1.2550     1.3708
1997..............     1.1019      1.1252      1.0406     1.2739
1998..............     1.1741      1.1116      1.0572     1.1791
1999..............     1.0070      1.0588      1.0016     1.1812
2000..............     0.9388      0.9207      1.0335     0.8270

-------------------
(1)  The average of the noon buying  rates on the last day of each month  during the relevant period.

The following table sets forth, for the six-month period of October 1, 2000 through March 30, 2001, the high and low noon buying rates of the dollar against the euro. The noon buying rate of the dollar as of March 30, 2001 was $ 0.8794 = EUR 1.

                                                High     Low

October 2000.............................      0.8806  0.8270
November 2000............................      0.8694  0.8382
December  2000...........................      0.9388  0.8765
January 2001.............................      0.9535  0.9181
February 2001............................      0.9395  0.9057
March 2001...............................      0.9340  0.8794

Fluctuations in the exchange rate between the dollar and the euro, or the dollar and the Dutch guilder for the periods prior to January 1, 1999, have affected the dollar equivalent of the euro prices of the common shares on the Official Segment of Euronext Amsterdam N.V.'s stock market, also referred to as Euronext Amsterdam, or Euronext (formerly known as the AEX-Stock Exchange or Amsterdam Exchanges) and, as a result, are likely to have affected the market price of the ADSs on the NYSE. Such fluctuations will also affect the dollar amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in euro on the common shares represented by the ADSs.

Risk Factors Affecting Financial Condition and Operating results

Exchange Rates
We adopted the euro as our reporting currency in our consolidated financial statements effective at the beginning of fiscal 1999. See "Item 5 - Euro Conversion". Because a substantial portion of our assets, liabilities and operating results are denominated in dollars, we are exposed to fluctuations in the value of the dollar against the euro. We do not hedge this foreign currency translation exposure.

Our financial and risk management policy is to match the currency distribution of our borrowings to the denomination of our assets. As a result, fluctuations in our balance sheet ratios resulting from changes in exchange rates are generally limited. The effect of other currency changes on our results is limited due to the smaller size of our net earnings, assets and liabilities denominated in other foreign currencies.

Euro Conversion
The introduction of the euro will have a significant effect on our European operations and financial systems. From January 1, 1999 until December 31, 2001, certain EU member countries will have had two currencies for electronic funds transfers, the euro and its local currency. We have already begun our transfer to euro denominated billing in our business-to-business transactions. Euro notes and coins will officially enter circulation on January 1, 2002 and certain EU member country will have to remove its national currency from circulation by June 30, 2002. The relevant EU countries are expected to shorten this transition period to a maximum of two months. In The Netherlands, a dual currency period of four weeks has been agreed upon. The actual costs of this conversion could differ materially from those anticipated.

Foreign Investment Risks
We have operations and other investments in a number of countries outside of the United States and Europe. Foreign operations and investments are subject to the risks normally associated with conducting business in foreign countries such as:

o    labor disputes;
o    uncertain political and economic environments;
o    risks of war and civil disturbances;
o    risks associated with the movement of funds;
o    deprivation of contract rights;
o taking of property by nationalization or expropriation without fair compensation;
o risks relating to changes in laws or policies of particular countries such as foreign taxation;
o risks associated with obtaining necessary governmental permits, limitations on ownership and on repatriation of earnings; and
o    foreign exchange and currency fluctuations.

We cannot assure you that these problems or other problems relating to foreign operations will not be encountered by us in the future. Foreign operations and investments may also be adversely affected by laws and policies of the United States, Europe and the other countries in which we operate governing foreign trade, investment and taxation.

Inflation and Changing Prices
Inflation continues to cause moderate increases in our costs, including the cost of merchandise, labor, utilities and acquiring property, plant and equipment. Cost inflation in our primary markets, the United States and The Netherlands, however, has been relatively low in each of the last three years. In the United States, the inflation rate for food prices has been roughly equivalent to the general increase in consumer prices, while in The Netherlands, the inflation rate for food prices has remained below general price increases. Although there is the risk that inflation in Asia Pacific, other European countries and Latin America could have an effect on our results, we do not believe inflation has had a material effect on net sales or operating results in these regions to date, primarily because we have been able to pass along merchandise price increases to our customers.

ITEM 4. INFORMATION ON THE COMPANY

Overview

We are the largest food provider in The Netherlands based on 2000 net sales and one of the largest food providers in the United States based on 2000 net sales. During fiscal 2000, we provided food primarily through retail trade outlets and made substantial investments in complementary food service activities. We are also one of the largest, and among the most internationally diverse, food providing groups world-wide. As of fiscal year end 2000, we operated or serviced 8,600 stores, including nearly 4,000 franchise and associated stores, and employed approximately 377,000 people. The store format we primarily use is the supermarket. However we also operate or service hypermarkets, discount stores, specialty stores, cash-and-carry stores and convenience stores. The following table sets out, as of the dates indicated, our store count and sales area by geographic region:

                                       Store Count and Sales Area by Geographic Region

                                                                                     As of Fiscal Year End
                                                                        2000                1999                1998
                                                                  Store   Sales Area  Store  Sales Area   Store  Sales Area
                                                                  Count   (sq. ft.    Count   (sq. ft.    Count  (sq. ft.
                                                                             000)               000)                000)
United States (including franchise stores)                        1,313     33,482    1,063     31,495    1,031    30,175
Europe (including franchise and associated stores) (1) (2)        6,623     45,076    2,958     19,659    2,696    16,904
Latin America                                                       567      9,256      530      8,396      292     5,964
Asia Pacific                                                         97      1,841       89      1,872      147     1,715
                                                                  -----     ------    -----     ------    -----    ------
Total                                                             8,600     89,655    4,640     61,422    4,166    54,758
                                                                  =====     ======    =====     ======    =====    ======
---------------
(1)  Excludes for fiscal 2000 the sales area of the associated stores in Norway.
(2)  Starting fiscal 2000, the stores  associated with our subsidiaries  have been included,  for fiscal years 1999 and 1998 figures have been adjusted accordingly.

Our operations are located primarily in the United States and Europe. Net sales in the United States accounted for 58% of fiscal 2000 net sales, while net sales in Europe accounted for 31% of total net sales in fiscal 2000. We also have operations in Latin America, which accounted for 10% of net sales in fiscal 2000, and in several countries in the Asia Pacific region, which accounted for 1% of net sales in 2000. Our principal business is retail trade, which accounted for 85% of total net sales in fiscal 2000. Retail trade includes sales to consumers at our own stores as well as sales to our franchise and associated stores. Our food service activities accounted for 15% of net sales for fiscal year 2000.

We have substantially expanded our business through acquisitions and new partnerships in fiscal years 2000, 1999 and 1998. Over this period, we completed 14 significant business acquisitions, for an aggregate consideration of approximately EUR 14.9 billion, including assumed indebtedness. We have also made five business divestitures, for an aggregate consideration of approximately EUR 46.4 million.

The following tables set out, for the periods indicated, our net sales and operating results by business segment and geographic region:


                                     Net Sales by Business Segment/Geographic Region

                                                                                        Fiscal Year
                                                                             2000               1999          1998
                                                                         ($)    (EUR)  (%)    (EUR)   (%)   (EUR)   (%)
                                                                             (in millions, except percentages)
Retail trade:
   United States (including sales to franchise stores) (1)            21,796   23,703   45   19,126    57  14,503    55
   Europe (including sales to franchise and associated stores)        14,576   15,466   29    9,867    30   9,051    34
   Latin America                                                       4,789    5,082   10    3,497    10   2,116     8
   Asia Pacific                                                          378      402    1      476     1     410     2
                                                                      ------   ------  ---   ------   ---  ------   ---
Total retail trade                                                    41,539   44,653   85   32,966    98  26,080    99
Food service:
    United States (1)                                                  5,952    6,649   13       --    --      --    --
    Europe                                                             1,041    1,105    2      553     2     365     1
                                                                      ------    -----  ---      ---   ---  ------   ---
Total food service                                                     6,993    7,754   15      553     2     365     1
Other activities                                                          60       64   --       41    --      39    --
                                                                      ------   ------  ---   ------   ---  ------   ---
Total                                                                 48,592   52,471  100   33,560   100  26,484   100
                                                                      ======   ======  ===   ======   ===  ======   ===
--------------
(1)  The dollar amount for fiscal 2000 represents the actual amount before conversion into euros and was $20,333 million in fiscal  1999 and  $16,174  million  in fiscal  1998 for the retail  trade.  As a  consequence  the USD amount as displayed does not arise from the translation  method described in the section "General  Information" of the annual report.

                      Operating Results by Business Segment

                                            Fiscal Year
                                2000               1999           1998
                           ($)    (EUR)  (%)     (EUR)  (%)    (EUR)   (%)
                                (in millions, except percentages)
Retail trade              1,738   1,845    81    1,364    96     925     91
Food service                278     294    13       15     1       8      1
Real estate and other       127     135     6       36     3      84      8
                          -----   -----   ---    -----   ---   -----    ---
Total                     2,143   2,274   100    1,415   100   1,017    100
                          =====   =====   ===    =====   ===   =====    ===

                     Operating Results by Geographic Region

                                                 Fiscal Year
                                     2000               1999           1998
                                ($)    (EUR)  (%)     (EUR)  (%)    (EUR)   (%)
                                     (in millions, except percentages)

United States (1)             1,342   1,466    65      944    67     639     63
Europe                          631     670    29      459    32     406     40
Latin America                   192     204     9       97     7      63      6
Asia Pacific                    (19)    (20)   (1)     (41)   (3)    (47)    (5)
Unallocated corporate costs     (43)    (46)   (2)     (44)   (3)    (44)    (4)
                              -----   -----   ---    -----   ---   -----    ---
Total                         2,103   2,274   100    1,415   100   1,017    100
                              =====   =====   ===    =====   ===   =====    ===
---------------
(1)  The dollar  amount for fiscal  2000  represents  the actual  amount  before translation  into  euros and was  $1,001  million  in fiscal  1999 and $714 million in fiscal 1998. As a consequence  the USD amount as displayed  does not arise from the  translation  method  described in the section  "General
     Information" of the annual report.

The following table shows average capital employed by geographic region. "Capital employed" is defined as fixed assets, including capitalized leases, plus goodwill, at initial cost at date of acquisition, and net working capital.

        Average Capital Employed including goodwill by Geographic Region

                               Average Capital Employed for Fiscal Year
                                  2000           1999           1998
                                       (EUR in millions)

United States (1)                13,039          8,232          5,629
Europe                            4,769          2,496          2,112
Latin America                     3,456          2,310          1,469
Asia Pacific                        268            275            193
                                 ------         ------          -----
Total                            21,532         13,313          9,403
                                 ======         ======          =====

----------------
(1)  Dollar  amounts  prior to  conversion  into euros were  $12,136  million in fiscal  2000,  $8,741  million in fiscal 1999 and $6,315  million in fiscal
     1998.

The following table shows average capital employed excluding goodwill by geographic region. "Capital employed" is defined as fixed assets, including capitalized leases, and net working capital.

        Average Capital Employed excluding goodwill by Geographic Region

                                Average Capital Employed for Fiscal Year
                                   2000           1999           1998
                                        (EUR in millions)

United States (1)                  6,633          4,173          3,190
Europe                             3,081          1,915          1,754
Latin America                      1,621          1,143            629
Asia Pacific                          74             78             81
                                  ------          -----          -----
Total                             11,409          7,309          5,654
                                  ------          -----          -----
---------------
(1)  Dollar amounts prior to conversion into euros were $6,177 million in fiscal
     2000, $4,425 million in fiscal 1999 and $3,570 million in fiscal 1998.

History

Royal Ahold was founded in 1887. In 1948, we, named Albert Heijn N.V., listed our shares on the what is today Euronext. In 1973, our name was changed to Ahold N.V., indicative of our development as a holding company with interests in retail trade and related areas. On our one hundredth anniversary in 1987, the Queen of The Netherlands granted us the title "Koninklijke" (Dutch for "Royal"), and we changed our full name of Ahold N.V. to Koninklijke Ahold N.V.

In order to further develop our strategy of sustained growth, we began our international expansion in 1977. Major acquisitions in the United States have consisted of:

o    BI-LO in 1977;
o    Giant-Carlisle in 1981;
o    First National (Finast) in 1988;
o    Tops in 1991;
o    Red Food Stores in 1994;
o    Mayfair in 1995;
o    Stop & Shop in 1996;
o    Giant-Landover in 1998;
o    U.S. Foodservice in 2000;
o    Peapod in 2000; and
o    PYA/Monarch in 2000.

Notable acquisitions and partnerships formed in other regions include:

o    JMR in Portugal in 1992;
o    Bompreco in Brazil in 1996;
o    Supermar in Brazil in 1997;
o    Disco and Santa Isabel in Argentina and Chile in 1998;
o    Dialco, Dumaya, Guerrero and Castillo del Barrio in Spain in 1999;
o    Gastronoom in The Netherlands in 1999;
o    Supamer and Gonzales in Argentina in 1999;
o    La Fragua in Guatemala in 1999;
o    ICA Group in Scandinavia in 2000;
o    Kampio in Spain in 2000;
o    Ekono in Argentina in 2000;
o    A&P in The Netherlands through our 73% owned subsidiary  Schuitema in 2000;
     and
o    Superdiplo in Spain in 2000.

Corporate and Organizational Structure

We are incorporated under the laws of The Netherlands as a holding company conducting business through our subsidiaries and partnerships. In the USA, operational management is divided into a "retail" division and a "food service" division. Within the retail trade division, we manage our businesses along geographical lines. In the United States, Ahold U.S.A., Inc. ("Ahold USA"), the U.S. holding company, coordinates the activities of the U.S. operating companies. In The Netherlands, operational management is divided into supermarkets, specialty retailing, food service, food production and other operations. Retail operations outside The Netherlands primarily consist of supermarkets. In other European countries and Latin America and Asia, we manage our businesses along geographical lines.

Management of each individual chain is responsible for merchandising, store formats and marketing strategies. Decisions regarding the strategic direction and overall management of group companies are taken at the holding company level.

Below is the organizational structure of our principal consolidated activities as of the end of fiscal 2000:



                                                -----------------------
                                                | Corporate Executive |
                                                |         Board       |
                                                -----------------------
                                                           |
                   ----------------------                  |             ----------------------
                   |  Corporate Staff   |------------------|-------------|       Other        |
                   |                    |                  |             |    Activities      |
                   ----------------------                  |             ----------------------
                                                           |
                                                           |
-------------------------------------------------------------------------------------------------------------------------
|         Retail       |   |                                                               |                            |
------------------------   |                                                               |                            |
|                          |                                                               |                            |
|   --------------------   |    -----------------------        ------------------------    | -----------------------    |
|---|  Stop & Shop     |   |----|   Albert Heijn      |        |     Bompreco         |----| | Ahold Kuok Malaysia |----|
|   |                  |   |    |  (The Netherlands)  |        |     (Brazil)         |    | |     (Malaysia)      |    |
|   --------------------   |    -----------------------        ------------------------    | -----------------------    |
|                          |                                                               |                            |
|   --------------------   |    -----------------------        ------------------------    | -----------------------    |
|   | Giant-Carlisle   |   |----|     Schuitema       |        |         Disco        |----| |      CRC Ahold      |----|
|---|                  |   |    | (The Netherlands)   |        |     (Argentina)      |    | |     (Thailand)      |    |
|   --------------------   |    -----------------------        ------------------------    | -----------------------    |
|                          |                                                               |                            |
|   --------------------   |    -----------------------        ------------------------    | -----------------------    |
|---|      BI-LO       |   |----|  Specialty Stores   |        |    Santa Isabel      |----| |     PSP Group       |----|
|   |                  |   |    | (The Netherlands)   |        |       (Chile)        |    | |    (Indonesia)      |    |
|   --------------------   |    -----------------------        ------------------------    | -----------------------
|                          |                                                               |
|   --------------------   |    -----------------------        ------------------------    |
|---|      Tops        |   |----|  Food Production    |        |      La Fragua       |----|
|   |                  |   |    | (The Netherlands)   |        |     (Guatemala)      |
|   --------------------   |    -----------------------        ------------------------
|                          |
|   --------------------   |    -----------------------
|---| Giant-Landover   |   |----|      Deli XL        |
|   |                  |   |    |  (The Netherlands)  |
|   --------------------   |    -----------------------
|                          |
|   --------------------   |    -----------------------
|---|  Peapod, Inc.    |   |----|    Real Estate      |
|   |                  |   |    | (The Netherlands)   |
|   --------------------   |    -----------------------
|                          |
|   --------------------   |    -----------------------
|   |   Real Estate    |   |----|     ICA Group       |
|---|                  |   |    |   (Scandinavia)     |
|   --------------------   |    -----------------------
|                          |
|-----------------------   |    -----------------------
|     Food Service     |   |    |  Jeronimo Martins   |
|-----------------------   |----|       Retail        |
|                          |    |     (Portugal)      |
|                          |    -----------------------
|   --------------------   |
|---| U.S. Foodservice |   |
    --------------------   |    ------------------------
     |                     |    | Ahold Czech Republic |
     |                     |----|  (Czech Republic)    |
     |                     |    ------------------------
     |   ---------------   |
     |---| PYA/Monarch |   |
         ---------------   |    -----------------------
                           |----|   Ahold Polska      |
                           |    |     (Poland)        |
                           |    -----------------------
                           |
                           |    -----------------------
                           |----| Ahold SuperMercados |
                                |       (Spain)       |
                                -----------------------

------------------------       ------------------------       --------------------------     ---------------------
|                      |       |                      |       |                        |     |                   |
|    UNITED STATES     |       |        EUROPE        |       |      LATIN AMERICA     |     |    ASIA PACIFIC   |
|                      |       |                      |       |                        |     |                   |
------------------------       ------------------------       --------------------------     ---------------------

For a detailed list of significant subsidiaries, proportions of ownership interest and, if different, proportion of voting power, see Item 19 -
"Exhibits".

Retail Trade - Overview

We are an internationally diverse food provider with operations in the United States, Europe, Latin America and Asia Pacific. Our retail business consists of our retail chain sales, sales to franchise stores and sales to associated stores. The following table sets out, for the periods indicated, retail trade net sales by geographic region:

                   Retail Trade Net Sales by Geographic Region

                                                                                            Fiscal Year
                                                                                  2000          1999          1998
                                                                                (EUR)   (%)   (EUR)   (%)    (EUR)  (%)
                                                                                 (in millions, except percentages)
United States (including sales to franchise stores)                            23,703    53  19,126    58   14,503   56
Europe (including sales to franchise and associated stores)                    15,466    35   9,867    30    9,051   35
Latin America                                                                   5,082    11   3,497    11    2,116    8
Asia Pacific                                                                      402     1     476     1      410    1
                                                                               ------   ---  ------   ---   ------  ---
Total Retail Trade                                                             44,653   100  32,966   100   26,080  100
                                                                               ======   ===  ======   ===   ======  ===


As of the end of fiscal 2000, we operated or serviced 8,600 stores, including 1,245 franchise stores and 2,733 associated stores. Over 7,000 of these stores are supermarkets. In some local markets, we have expanded into other formats, including specialty retailing, hypermarkets, cash and carry and convenience stores. The majority of our franchise stores are located in The Netherlands, while associated stores are found in Scandinavia and in The Netherlands. (For a detailed description of our franchise and associated stores, please see the section "Retail Trade - Europe" of this Item 4). The following table sets out, as of the end of fiscal 2000, store count by company stores, franchise stores and associated stores:

                                       Company, Franchise and Associated Stores

                                                          As of Fiscal Year End 2000

                                Company       Franchise       Associated     Company   Franchise   Associated   Total
                           Supermarkets(1)  Supermarkets(1)  Supermarkets(1)  Other(2)   Other(2)    Other(2)
United States (3)                 956              7              --            341         9         --        1,313
Europe                          1,966            743           2,703            695       486         30        6,623
Latin America                     531             --              --             36        --         --          567
Asia Pacific                       97             --              --             --        --         --           97
                                   --             --              --             --        --         --           --
Total                           3,550            750           2,703          1,072       495         30        8,600
                                =====            ===           =====          =====       ===         ==        =====

-------------------

(1)  Includes grocery stores and food retail stores considered supermarkets under local market conditions.
(2)  Includes certain specialty retail stores in The Netherlands,  hypermarkets,  mostly in Portugal,  Scandinavia and
     Brazil, minimarkets in Brazil, and convenience stores in the United States.
(3)  In February 2001, certain of our U.S. subsidiaries sold 34 stores to unaffiliated purchasers. The purchasers then leased the properties to one of our wholly-owned  subsidiaries.  For a further  discussion of the leveraged lease transactions, please see Item 5 - "Operating and Financial Review and Prospects - Recent Developments".

The following table gives an overview of changes in total store count, including franchise stores and associated stores, for the periods indicated:

                       Changes in Consolidated Store Count

                                             Fiscal Year

                                    2000             1999              1998
Beginning of period                4,640            4,166             3,635
Opened/acquired                    4,184              681               745
Disposed                            (224)            (207)             (214)
                                   -----            -----             -----
End of period                      8,600            4,640             4,166
                                   =====            =====             =====

Retail Trade in the United States
We have established ourselves, through acquisitions and organic growth, as a leading food retailer in the United States, operating in 17 states in the eastern United States and Washington, D.C. Based on fiscal 2000 sales, we were among the top five food retailers in the United States. While management of each individual chain is responsible for its merchandising, store formats and marketing strategies, the operations of the five regional operating companies are coordinated as a group through Ahold U.S.A. Each chain operates in its own local marketing area.

The table that follows sets out, for the periods indicated, net sales in millions of dollars, store counts and sales area, in thousands of square feet, for Royal Ahold's retail trade operations in the United States. Net sales for fiscal 2000 include Peapod beginning from the end of the second quarter of fiscal 2000. Net sales for fiscal 1998 include Giant-Landover from its acquisition date of October 28, 1998.

                                   U.S. Retail Trade Sales, Store Count and Sales Area

                                                                As of and for the Fiscal Year Ended
                                                      2000                      1999                     1998
                                                                       (sales in millions)
                                             $ Net     Store    Sales  $ Net      Store    Sales  $ Net    Store  Sales
                                              Sales    Count    Area    Sales     Count    Area   Sales    Count  Area
Stop & Shop                                   7,748      274   11,023   6,672      202    8,184   6,187     193   7,735
Giant-Carlisle                                2,993       96    3,285   3,432      156    5,157   3,417     149   4,971
BI-LO                                         3,423      422    8,102   3,001      281    7,336   2,887     266   6,667
Tops                                          2,807      342    5,493   2,716      248    5,290   2,846     250   5,390
Giant-Landover                                4,780      179    5,579   4,512      176    5,528     837     173   5,412
Peapod                                           45       --       --      --       --       --      --      --      --
                                             ------    -----   ------  ------    -----   ------  ------   -----  ------
Total United States (1)                      21,796    1,313   33,482  20,333    1,063   31,495  16,174   1,031  30,175
                                             ======    =====   ======  ======    =====   ======  ====== = =====  ======

---------------
(1)  In February 2001, certain of our U.S. subsidiaries sold 34 stores to unaffiliated  purchasers.  The purchasers then leased the properties to one of our  wholly-owned  subsidiaries.  For a further  discussion of the leveraged  lease transactions, please see Item 5 - "Operating and Financial Review and Prospects - Recent Developments".


The following table gives, for the periods indicated, changes in store count in the United States:

                   Changes in Store Count in the United States

                                         Fiscal Year
                             2000                 1999                1998

Beginning of period         1,063                1,031                 830
Acquired:
    Sugar Creek                87                   --                  --
    Golden Gallon             134                   --                  --
   Giant-Landover              --                   --                 173
Opened                         62                   67                  53
Disposed                      (33)                 (35)                (25)
                            -----                -----               -----
End of period (1)           1,313                1,063               1,031
                            =====                =====               =====

---------------
(1)  In  February  2001,  certain  of our U.S.  subsidiaries  sold 34  stores to unaffiliated  purchasers.  The purchasers then leased the properties to one of our wholly-owned subsidiaries. For a further discussion of the leveraged lease transactions, please see Item 5 - "Operating and Financial Review and
     Prospects - Recent Developments".

Stop & Shop
We acquired Stop & Shop in July 1996. Stop & Shop, which is headquartered in Quincy, Massachusetts, pioneered the superstore concept in New England in 1982. In fiscal 2000, most of the stores in the "Edwards" chain, which previously formed a part of Giant-Carlisle, were converted to the Stop & Shop brand. The conversion was completed by the end of fiscal 2000. Stop & Shop operated 274 superstores and conventional supermarkets (including the former Edwards stores) at fiscal year end 2000, which are located in Massachusetts, Connecticut, Rhode Island, New Jersey and New York.

Giant-Carlisle
Based in Carlisle, Pennsylvania, Giant-Carlisle operated 96 supermarkets as of the end of fiscal 2000. The stores operate under the name "Giant" in Pennsylvania and under the name "Martin's" in Maryland, Virginia and West Virginia. We acquired Giant-Carlisle in 1981.

BI-LO
We acquired BI-LO, based in Mauldin, South Carolina, in 1977. In May 2000, BI-LO acquired the Golden Gallon convenience stores in the south-eastern United States. As of the end of fiscal 2000, BI-LO operated 288 supermarkets and 134 Golden Gallon convenience stores in South Carolina, North Carolina, Tennessee, Alabama and Georgia.

Tops
We acquired Tops in March 1991. In May 2000, Tops acquired Sugar Creek convenience and gas stores, with 87 merchandise and fuel stations in New York State. As of the end of fiscal end 2000, Tops owned and operated 119 supermarkets under the name "Tops Friendly Markets", 120 neighborhood food stores under the name "Wilson Farms" and 87 merchandise and fuel stations in New York State. As of the end of fiscal 2000, Tops also had seven independent supermarket franchisees operating under the "Tops Friendly Markets" name and nine franchise neighborhood food stores. Tops' primary markets are Buffalo and Rochester, both in the State of New York as well as markets in Cleveland, Ohio.

Giant Food ("Giant-Landover")
In October 1998, we acquired Giant-Landover, based in Landover, Maryland. As of the end of fiscal 2000, Giant-Landover operated a chain of 179 retail stores selling food, health care items and general merchandise in Maryland, Virginia, Delaware, New Jersey and the District of Columbia. In fiscal 2000, four stores from the "Edwards" chain were converted to the Giant-Landover brand. Giant-Landover also operates four free-standing drugstores.

Peapod
In June 2000, we acquired a majority stake in a leading U.S. on-line grocer, Peapod, based in Chicago, Illinois. For details regarding our ownership in Peapod, please see Item 5 - "Operating and Financial Review and Prospects - Acquisitions and Consolidations". Peapod had net sales in fiscal 2000 of $93 million, and was consolidated in our financial statements beginning at the end of the second quarter of fiscal 2000. In September 2000, Peapod acquired various assets from Streamline.com, an on-line shopping and delivery service based in Massachusetts, for approximately $12 million. These assets included facilities located in Chicago, Baltimore and Washington, D.C.

General
All of our U.S. supermarket chains, with the exception of Giant-Carlisle, are serviced from their own distribution centers. Giant-Carlisle distributes meat, produce and most other perishable items through its own distribution center and uses third-party wholesalers for the majority of its grocery items.

One common feature of each U.S. subsidiary's strategy has been to focus on maximizing consumer value, optimizing store sizes and upgrading the quality and the number of services offered to consumers. Ahold U.S.A. has undertaken a number of projects to improve operational efficiency by partially centralizing certain common functions of its subsidiaries to take advantage of possible economies of scale. Ahold U.S.A. has three integrated companies, American Sales Company, Ahold Information Services and Ahold Financial Services, which service its retail operations. American Sales Company provides purchasing and distribution services in health and beauty care items and general merchandise to our U.S. subsidiaries. Ahold Information Services operates a data processing center on behalf of all of our retail U.S. subsidiaries, facilitating their information systems operations. Ahold Financial Services is expected to provide all of our U.S. retail subsidiaries' accounting and financial services at the end of 2001.

In November 2000, Tops and Giant-Carlisle began efforts to combine certain support services to create a Shared Services Structure. This structure combines support functions in the areas of IT, real estate, private label development, legal affairs, human resources and advertising & promotion with the goal of increasing efficiency and generating cost savings. The two operating companies will continue to operate individually as separate and distinct businesses.

Efficiency has been further improved by the establishment of a number of working groups, composed of representatives of each of our U.S. subsidiaries, whose objective is to identify and implement operational "best practices" and potential efficiency improvements across the various subsidiaries. Our U.S. subsidiaries have initiated projects that include advanced product purchasing systems, joint private label purchasing and a more unified approach to store construction.

Retail Trade in Europe

We have significant retailing operations in The Netherlands, Scandinavia, Portugal, the Czech Republic, Poland and Spain. The following table sets out, for the periods indicated, net sales in millions of euros, store counts and sales area, in thousands of square feet, for our retailing operations in Europe:

                                European Retail Trade Sales, Store Count and Sales Area

                                                              As of and for the Fiscal Year Ended
                                                    2000                      1999                      1998
                                                                  (sales in millions of EUR)
                                             Net    Store   Sales      Net    Store     Sales   Net     Store   Sales
                                            Sales   Count   Area      Sales   Count     Area   Sales    Count   Area
The Netherlands
   Albert Heijn company stores               4,543    508    6,463    4,397     516    6,524   4,362      517   6,303
   Albert Heijn franchise stores               768    201    1,757      730     238    1,694     710      232   1,588
   Etos                                        315    480      997      291     460      790     258      395     769
   Gall & Gall                                 211    486      449      215     488      436     218      485     434
   Schuitema company stores (1)                165    128    1,550      --      --       --      --       --      --
   Schuitema associated stores (1) (2)       1,971    423    3,263    1,831     453    3,172   1,726      464   3,046
   Other                                        36    142      273       35     134      214      40      185     316
Scandinavia (1)
   Sweden associated/franchise stores        2,999  1,958   12,705      --      --       --      --       --      --
   Norway company stores                       985    375    3,125      --      --       --      --       --      --
   Norway associated/franchise stores (3)      440    767    1,773      --      --       --      --       --      --
   Baltic States                                57     24      216      --      --       --      --       --      --
Portugal (1)                                 1,467    210    2,731    1,341     196    2,492   1,202      174   2,182
Czech Republic                                 598    190    2,514      455     173    1,899     326      149   1,393
Poland                                         393    149    1,886      221     115    1,063     162       80     731
Spain                                          518    582    5,374      351     185    1,375      47       15     142
                                            ------  -----   ------    -----   -----   ------   -----    -----  ------
Total Europe                                15,466  6,623   45,076    9,867   2,958   19,659   9,051    2,696  16,904
                                            ======  =====   ======    =====   =====   ======   =====    =====  ======

---------------
(1)  These subsidiaries are not wholly-owned by us. For more information, see Item 19 - "Exhibits".
(2)  Starting fiscal 2000, these stores have been included. For fiscal years 1999 and 1998, figures have been adjusted accordingly.
(3)  Sales area excludes associated stores.

The following table gives, for the periods indicated, the changes in store count, including franchise stores, for Europe:

                        Changes in Store Count in Europe

                                         Fiscal Year
                              2000                 1999                1998
                              -----                -----               ----
Beginning of period          2,958                2,696               2,625
Opened/acquired              3,837                  379                 242
Disposed/closed               (172)                (117)               (171)
                             -----                -----               -----
End of period                6,623                2,958               2,696
                             =====                =====               =====

The Netherlands
We pioneered the supermarket concept in The Netherlands and are currently the leading Dutch food retailer through our Albert Heijn brand, both in terms of sales volume and store count. As of the end of fiscal 2000, Albert Heijn had 709 stores, including 201 franchise stores, consisting of:

o    206 stores with sales areas of less than 8,600 sq. ft. (800 m2);
o 439 stores with sales areas between 8,600 sq. ft. (800 m2) and 18,275 sq. ft. (1,700 m2); and
o    64 stores with sales areas over 18,275 sq. ft. (1,700 m2).

Albert Heijn has achieved its position in The Netherlands by implementing a retailing strategy which offers customers a wide range of competitively priced products and high service levels in modern stores. Private label goods form an important part of Albert Heijn's product selection and represented approximately 41% of its 2000 net sales. Albert Heijn operates five distribution centers for grocery products and a number of processing and other distribution facilities for produce.

In early 1998, Albert Heijn introduced a customer loyalty card program, which provides insights into customer profiles and buying behavior, while offering discounts and buying incentives. As of the end of fiscal 2000, the loyalty card program had more than four million participants. We believe that these and other innovative improvements are leading to increased productivity levels in Albert Heijn stores.

Albert Heijn operates its home delivery services under the name "Albert Heijn Thuisservice". The service allows customers to place orders through a variety of electronic media for home or other delivery. Over the years this service has been enhanced by improvements in our internet catalog, in the area of logistics and by linking the Albert Heijn Thuisservice with the loyalty card program.

As of the end of fiscal 2000, Albert Heijn also operated through 201 franchise stores. These franchise stores typically operate in smaller market areas under the Albert Heijn formula and are not distinguishable from company-owned stores. For each franchise, Albert Heijn has agreed to provide:

o    merchandise at wholesale prices, including a franchise fee;
o    various support services, including logistical and warehouse services; and
o management support and training, marketing support and administrative and financial assistance.

Franchise agreements typically have a term of five years, and are renewable for additional five-year terms. Franchise stores are primarily smaller stores, with 46% of franchise stores having a sales area of less than 8,600 sq. ft. (800 m2) while company-owned stores are generally larger, with only 22% of company stores having a sales area of less than 8,600 sq. ft. (800 m2).

Other retailing in The Netherlands includes our specialty retailing operations, which are organized as a separate group. The companies in this group include Gall & Gall and Etos. Gall & Gall operates wine and spirit stores, and Etos operates stores specializing in health, beauty care and natural products. Gall & Gall store sales are supplemented by an internet-based order-entry and home delivery system. In August 2000, Etos reached an agreement with the British drugstore chain, Boots, to acquire 17 Boots outlets in The Netherlands. By the end of 2000, the stores were remodeled to the Etos format. As of the end of 2000, Gall & Gall operated 330 stores and supplied 156 franchise stores while Etos operated 219 stores and supplied 261 franchise stores. Other specialty operations include confectionery stores, operating under the name "Jamin". However, in March 2001, we announced that we have signed a letter of intent to divest Jamin, because with net sales in fiscal 2000 of approximately EUR 36 million, the scale of its operations is no longer consistent with our core activities.

Schuitema provides goods and services to approximately 420 independent food retailers operating under various trade names and formats. Schuitema and certain independent food retailers are members of an association that has developed and controls several store formats, including C1000, Spar Voordeelmarkt, Kopak and Casper. Schuitema services these associated stores, which accounted for over 90% of Schuitema's sales for fiscal 2000. Prior to the end of fiscal 2000, these sales to associated stores were classified as part of the previously named "Food wholesaling and food supply" business segment. Schuitema also supports these independent member retailers, on a commercial level, and in some instances, financially. In October 2000, Schuitema completed its acquisition of 123 A&P supermarkets and six hypermarkets from the Dutch Hermans Group. The stores will be converted to the C1000 format. As of fiscal year end 2000, Schuitema owned 122 former A&P supermarkets and six hypermarkets and serviced 423 independent food retail stores.

Scandinavia
In April 2000, we acquired a 50% partnership interest in the ICA Group ("ICA"), for approximately EUR 1.8 billion in cash. ICA is a prominent, integrated food retail and wholesale group, servicing over 3,100 retailer-owned and company-owned supermarkets, superstores, hypermarkets and discount stores in Sweden, Norway and the Baltic states, with annual net sales of EUR 7.0 billion as of the end of fiscal 2000.

In Sweden, ICA supported over 1,950 stores as of the end of fiscal 2000, most of which were retailer-owned and operated. ICA, including the retail stores associated with ICA, has been a market leader in Sweden since 1966. All ICA retailers in Sweden are members of the ICA Forbundet (ICA retailers' association). The majority of the ICA retailers are only linked to ICA by their membership of ICA Forbundet. Besides this membership, approximately 40% of the ICA retailers, representing approximately 75% of the store sales, have an ICA agreement, under which ICA has a minority stake in the store and normally holds or rents the real estate or other premises. There are also store format agreements with almost all ICA stores, linking the stores and their market behavior together with ICA. The Rimi discount stores operate under a franchise agreement, under which ICA, charging a franchise fee, has agreed to provide the trademark, the general store concept, various support services, including purchasing, management support and training, marketing support and administrative and financial assistance. These franchise agreements typically have an indefinite term, but may be terminated by ICA in a number of circumstances and by the franchisee by giving three months prior notice. As of December 31, 2000, the store portfolio consisted of 1,135 ICA Nara neighbourhood stores, 126 ICA Kvantum large supermarket stores, 552 ICA Supermarked stores, 24 MAXI ICA Stormarknad hypermarkets and 121 Rimi discount stores. These stores generated approximately EUR 8.1 billion of consumer sales (including Value Added Taxes) in 2000.

In Norway, Hakon Gruppen serviced 1,142 stores at the end of fiscal 2000, which are either company-owned or retailer-owned with franchise agreements or with cooperation agreements. For each franchisee, Hakon Gruppen has agreed to provide products, service and development resources, and in many cases owns or holds the premises and store equipment necessary for the operations of the franchisee. The franchise agreements typically have a term of five years and are renewable for additional terms. In Norway, the Rimi format is the largest daily food format in the country, though Hakon Gruppen was the second largest in terms of retail market share. As of the end of fiscal 2000, the store portfolio, excluding the 345 associated stores with cooperation agreements, consisted of 521 Rimi discount stores, 85 ICA supermarkets, 171 Sparmat stores, nine Maxi hypermarkets and 11 other stores. The associated stores use various store formats. The stores in Norway generated approximately EUR 2.4 billion of consumer sales in fiscal 2000.

In addition, ICA owns stores in the Baltic states: 22 in Latvia and two in Estonia, and operates 27 stores through a non- consolidated joint venture in Lithuania as of the end of fiscal 2000.

ICA has a non-consolidated 50/50 joint venture with Statoil called Statoil Detaljhandel Scandinavia AS ("Statoil Retail"). Statoil Retail generated sales of EUR 3.2 billion in fiscal 2000. Statoil Retail operates and services approximately 1,500 Statoil gas stations and forecourt stores in Denmark, Norway and Sweden. ICA was consolidated in our financial statements beginning May 1, 2000. During fiscal 2000 ICA continued expansion. In February, 13 Interpegro stores in Latvia were acquired. In November, ICA Baltic acquired 12 stores through its Lithuanian joint-venture. In Denmark ICA has strengthened its presence through the acquisitions of 50% of the shares of ISO Supermarkets, which reported sales of EUR 160 million in 2000 and which operates 11 stores in the greater Copenhagen area.

Portugal
In 1992, we became a 49% partner with Jeronimo Martins, SGPS, S.A. ("JM"). Through this partnership, we created Jeronimo Martins Retail, also referred to as "JMR", in Portugal. JMR owns both Pingo Doce, which at the end of fiscal 2000 operated 187 supermarkets, and Feira Nova, which as of the end of fiscal 2000 operated 23 hypermarkets. Pingo Doce is a major supermarket chain in Portugal, offering a wide variety of products at competitive prices. The Feira Nova hypermarkets offer a wide variety of food and non-food products at low prices.

In January 2000, we announced that we were in discussions regarding the nature of our partnership with JM. Various options for the continuation and development of the joint venture have been discussed. On March 30, 2001, JM announced that it intents to continue the partnership with us and not to exercise the option to buy our 49% interest in JMR.

Czech Republic
Ahold Czech Republic, formerly known as Euronova, is an indirect 99% owned subsidiary, which began food retail operations in the Czech Republic in 1991. As of the end of fiscal 2000, Ahold Czech Republic operated 190 food retail stores, making it one of the largest food retailers in the country as measured by sales volume. In fiscal 2000 we announced our expansion into Slovakia. As of the end of fiscal year 2000, we had 158 stores operating under the name "Albert", 27 "Prima" mini-hypermarkets and five "Hypernova" hypermarkets.

Poland
In  1995,  we   established   a  50/50  joint   venture  with  German   retailer
Allkauf-Gruppe to develop retail operations in Poland. In January 1999, we purchased Allkauf-Gruppe's share of the joint venture and renamed the company Ahold Polska in February 1999. As of the end of fiscal end 2000, Ahold Polska operated 84 discount food stores operating under the name Sesam, 53 supermarkets operating under the name Max and nine hypermarkets and three other stores in Poland.

Spain
In 1996, we established Store2000, through a joint venture with Caprabo, a privately-held food retailing company based in Barcelona, Spain. In October 1998, we sold our interest in the joint venture. In 1998, we acquired 15 stores from Longinos Velasco through our wholly-owned subsidiary Ahold SuperMercados. In 1999, we expanded our operations in Spain by acquiring Dialco, Dumaya, Castillo del Barrio, Guerrero, Mercasol and Las Postas supermarket chains which operated a total of 160 stores.

In January 2000, we acquired Kampio, a prominent regional supermarket chain in Catalonia. The chain operates 39 large supermarkets, of which 24 are located in Barcelona, and had sales of approximately EUR 118 million in fiscal 2000. In December 2000, we completed a tender offer to acquire the majority of the outstanding shares in Superdiplo, S.A. ("Superdiplo"). Superdiplo reported annual sales during fiscal 2000 of approximately EUR 1.5 billion and operates 341 stores on the Canary Islands, in Andalusia and the greater Madrid region. As of the end of fiscal 2000, we operated 582 stores in Spain. In January 2001, we announced our intention to acquire Cemetro, S.L., which is subject to regulatory approval. For more information, please see Item 5 - "Operational and Financial Review and Prospects - Recent Developments".

We intend to develop further and expand in Spain through our existing operations as well as through acquisitions.

Retail Trade in Latin America

We have retail operations in Brazil, Argentina, Chile, Peru, Paraguay, Guatemala, El Salvador and in Honduras. The following table sets out, for the periods indicated, net sales in millions of euros, store count and sales area, in thousands of square feet, for our retailing operations in Latin America:

                             Latin American Retail Trade Sales, Store Count and Sales Area

                                                            As of and for the Fiscal Year Ended
                                                2000                         1999                       1998
                                                                (sales in millions of EUR)
                                        Net     Store     Sales     Net      Store    Sales     Net     Store    Sales
                                       Sales    Count     Area     Sales     Count    Area     Sales    Count     Area
Bompreco                               1,515      106     3,151    1,167      100     2,848    1,590      91     2,538
Disco (1)                              2,174      235     3,017    1,652      213     2,392      353     111     1,658
Santa Isabel (1)                         764       96     1,764      678       95     1,831      173      90     1,768
La Fragua (1)                            629      130     1,324       --      122     1,325       --      --        --
                                       -----      ---     -----    -----      ---     -----    -----     ---     -----
Total Latin America                    5,082      567     9,256    3,497      530     8,396    2,116     292     5,964
                                       =====      ===     =====    =====      ===     =====    =====     ===     =====

---------------
(1)  These subsidiaries are not wholly-owned by us. For more information, please see Item 19 - "Exhibits".

                     Changes in Store Count in Latin America

                                             Fiscal Year
                            2000                 1999                1998

Beginning of period          530                  292                  93
Opened/acquired               51                  241                 201
Disposed/closed              (14)                  (3)                 (2)
                             ----                 ---                 ---
End of period                567                  530                 292
                             ===                  ===                 ===

Brazil

In December 1996, we entered the Latin American market through an agreement with Bomprecopar S.A. Under this agreement we indirectly acquired 50% of the voting shares and 50.1% of the total capital of Bompreco S.A. Supermercados do Nordeste or "Bompreco". Bompreco is the leading food retailer in north-eastern Brazil. In June 1997, Bompreco acquired SuperMar, a regional supermarket chain in north-eastern Brazil, which was subsequently renamed Bompreco Bahia S.A. All Bompreco Bahia stores operate under the Bompreco and Hyper Bompreco names. In July 2000, we acquired the remaining 50% of the voting shares and an additional 10.9% of the non-voting shares of Bompreco. As a result, we currently own 85.9% of the total capital of Bompreco, including all of the voting shares. As of the end of fiscal 2000, Bompreco operated 106 supermarkets, hypermarkets and other food retail stores, including 50 Bompreco Bahia stores.

Argentina, Chile, Peru and Paraguay
We continued to develop our Latin American operations through our 50% partnership, Disco Ahold International Holdings, or "DAIH", with Velox Retail Holdings which was established in January 1998. The partnership controls a 98.1% stake in Disco, the largest supermarket company in Argentina based on net sales, and a 69% interest in Santa Isabel, the second largest supermarket company in Chile and Peru based on net sales and with operations in Paraguay. In 1999, Disco acquired the Supamer, Gonzalez and Pinocho supermarket chains. In January 2000, Disco continued to expand acquiring 100% of the outstanding shares of Supermercados Ekono S.A. ("Ekono"). Disco operated 235 stores as of the end of fiscal 2000.

As of the end of fiscal 2000, Santa Isabel operated 96 stores, with 62 stores in Chile, 25 in Peru and nine in Paraguay.

Guatemala, El Salvador and Honduras
In December 1999, we established a 50/50 partnership, Paiz Ahold, which controls an 80.5% stake in La Fragua, the leading supermarket and hypermarket company in Guatemala with a presence in El Salvador and Honduras. The partnership intends to expand the retail activities of La Fragua in the region. As of the end of fiscal 2000, La Fragua operated 102 stores in Guatemala, 20 stores in El Salvador and eight in Honduras. These 130 stores comprised 99 discount stores, 26 supermarkets and five hypermarkets.

Retail Trade in Asia Pacific

In 1999, we restructured our presence in Asia Pacific, focusing on Thailand and Malaysia. As a result, we sold our stake in unprofitable operations in China and our partnership in Singapore sold its 14 stores to Dairy Farm International during the fourth quarter of 1999. In 1996 we formed a partnership in Malaysia, with companies of the Kuok Group. The Malaysian partnership, Ahold Kuok Malaysia, acquired the Parkson and Looking Good store chains in 1998. In
December 2000, we became 100% owner of our Malaysian operations (after a reduction in 1998 to 52% and an increase to 65% in 1999), which included 39 stores as of the end of fiscal 2000.

Early in 1997, we entered into a 49%-owned consolidated partnership in Thailand with the Central Robinson Group, CRC Ahold Thailand. In 1998, we acquired 100% ownership of the partnership, subject to repurchase options of up to 50% of the outstanding shares granted to the Central Robinson Group. As of the end of fiscal 2000, CRC Ahold Thailand operated 41 stores in Thailand.

In July 1997, we entered into a technical assistance agreement with the PSP Group in Indonesia in connection with the potential development of a supermarket chain in that country. As of the end of fiscal 2000, the PSP Group operated 17 stores in Indonesia.

As of the end of fiscal 2000, we, partly through partnerships, operated 97 retail stores in Asia Pacific. We believe that, despite the losses in fiscal years 1999 and 2000, the Malaysian, Thai and Indonesian retail food market offer medium to long term opportunities for expansion and growth.

Food Service

The United States
In April 2000, we acquired U.S. Foodservice for approximately $3.6 billion, including the assumption of approximately $925 million in debt. U.S. Foodservice is the second largest food service distributor in the United States, based on its net sales for fiscal 2000. As of the end of fiscal 2000, U.S. Foodservice operated 65 marketing and distribution outlets and serviced approximately 200,000 customers. U.S. Foodservice sells food and related products to restaurants and other institutional food service establishments through its national distribution networks. U.S. Foodservice also purchases, stores, markets and transports food products, paper products and other supplies and food related items for establishments that prepare and serve meals to be eaten away from home. U.S. Foodservice was consolidated in our financial statements beginning of the second quarter of fiscal 2000.

In July 2000, U.S. Foodservice completed its acquisition of GFG Foodservice, a large broadline distributor in North Dakota and South Dakota and northern Minnesota. Headquartered in Grand Forks, North Dakota, GFG operates three distribution centers and services over 4,300 accounts. GFG generated sales of approximately $110 million in 2000 and was consolidated in our financial statements as of the beginning of the third quarter of fiscal 2000.

In December 2000, U.S. Foodservice completed its acquisition of PYA/Monarch, a food service distributor in the southeastern United States. Previously a subsidiary of Sara Lee Corporation, PYA/Monarch provides food and non-food items, including private label brands, to nearly 40,000 customers. PYA/Monarch's customer base includes national restaurant chains, health care institutions, universities and hotels. PYA/Monarch operates 15 distribution centers and generated sales of approximately $3.5 billion in fiscal 2000. PYA/Monarch has been consolidated in our financial statements as of December 2000.

Europe
We are a leading food service distributor in The Netherlands through our subsidiary, Deli XL. Deli XL provides a wide range of food and non-food products to hospitals, schools, other customers and hospitality enterprises, such as hotels and restaurants.

In October 2000, Deli XL completed its acquisition of the Belgian food service company MEA-De Wilde-De Loore ("MEA") from Compass Group plc. As of January 1, 2001, MEA operated under the name Deli XL. Based in Charleroi, Deli XL is the market leader in Belgium with sales in fiscal 2000 of approximately EUR 100 million. MEA was consolidated in our financial statements as of the third quarter of 2000.

In Sweden, we engage in food service activities through our 50% partnership interest in ICA under the name "ICA Menyforetagen". ICA Menyforetagen manages operations in restaurant catering and convenience stores.

Real Estate

As of the end of fiscal 2000, we operated two real estate companies in the United States, under the names Ahold Real Estate Company or "ARC" and Ahold Real Properties or "ARP". Ahold Vastgoed or AVG, a 100%-owned Dutch real estate subsidiary, is engaged in the acquisition, development and management of store locations in The Netherlands, the Czech Republic and Slovakia. For more information on our real estate companies, see below under "Stores, Support Facilities and Related leases".

Other Activities

Our other activities in fiscal 2000 primarily include a food production company "Marvelo", operating as an independent profit center. The company is principally engaged in producing a portion of Albert Heijn's private label products and selling to third parties. Major product groups include coffee, tea and wine. In March 2001, we announced that we had signed a letter of intent to sell four of Marvelo's product groups to third parties. For further information see Item 5 - "Operating and Financial Review and Prospects - Recent Developments".

Unconsolidated Companies

We had investments of EUR 408 million in unconsolidated companies as of the end of fiscal 2000, relating primarily to investments by ICA in Statoil Retail and by Schuitema in an unconsolidated company "Eembrug CV", which owns a distribution center and real estate in The Netherlands. Other investments include our interest in "Luis Paez SA", a Spanish wine producer.

Seasonal variation regarding the business of Royal Ahold

Sales relating to our food service business, and to a lesser extent our retail trade business, vary depending on the season of the year. Generally, during the second half of the year, sales are higher than during the first half. We generally experience our highest sales in December, due mainly to the holiday season. Seasonality does not materially affect our business.

Dependence on Intellectual Property

We own a number of registered and pending trademarks, including the marks for our product line names and the trade names and logos under which our subsidiaries and joint venture partnerships conduct their businesses. Our trade names and trademarks are not of material importance to our operations.

European Cooperative Association

We are a member of a group of 10 European retailers cooperating in AMS Marketing Service B.V., a Swiss company engaged in organizing and supervising active cooperation between retailers and manufacturers in Europe to reduce distribution and production costs.

Stores, Support Facilities and Related Leases

As of the end of fiscal 2000, we operated 6,399 retail stores and 386 support facilities (warehouse/distribution centers, offices and food processing facilities). Of these locations, 23% were owned by us, 12% were held under capital leases and 65% were held under operating leases. The following table summarizes our property locations as of fiscal year end 2000, by industry and geographic segment:

                                                                                               Percentage of locations
                                                                       Retail  Support                     Capital   Operating
                                                                       Stores facilities    Total   Owned   lease      lease
Retail Trade
United States                                                           1,313       50      1,363     12%     35%        53%
Europe (1)                                                              4,422      179      4,601     25%      5%        70%
Latin America                                                             567       45        612     41%      5%        54%
Asia Pacific                                                               97       10        107      4%     27%        69%
                                                                        -----      ---      -----
                                                                        6,399      284      6,683     23%     12%        65%
                                                                        =====      ===      =====     ===     ===        ===

Food Service
United States                                                              --       70         70     51%      1%        48%
Europe                                                                     --       28         28     54%      0%        46%
                                                                           --       --         --
                                                                           --       98         98     52%      1%        47%
Other Activities
Europe                                                                     --        4          4      0%      0%       100%

---------------
(1)  Retail store count does not include the  acquisition of  Superdiplo,  which operated 341 stores in Europe as of the end of fiscal 2000. For more information on Superdiplo please see Item 5 - "Operating and Financial Review and Prospects - Recent
     Developments".


Retail Trade
In the United States, our subsidiaries operated 1,313 retail stores, 32 distribution centers, four stand-alone pharmacies, one production facility and 13 office locations as of the end of fiscal 2000. In February 2001, certain of our U.S. subsidiaries sold 34 retail stores and 12 non-retail properties to unaffiliated purchasers. The purchasers then leased the properties to one of our wholly-owned subsidiaries. For a further discussion of the leveraged lease transactions, please see Item 5 - "Operating and Financial Review and Prospects
- Recent Developments". All of our operations in the United States are in the eastern part of the country. The terms of the leases in the United States typically range from 10 to 25 years and contain renewal options. Also in the United States, our retail subsidiaries lease or own 97 other sites which are generally former supermarket locations or sites held for future development. Of these additional sites not in company use, 52% have been subleased to third parties.

In Europe, our subsidiaries operated 4,422 retail stores, 83 distribution centers, ten production facilities and 86 office locations as of the end of fiscal 2000. In The Netherlands, we operated a total of 2,407 stores and support facilities, not including associated stores, mainly under the names of Albert Heijn, Gall & Gall, Etos, Jamin, Ter Huurne and A&P. The stores in The Netherlands are generally rented under contracts which provide for non-cancelable, five to ten year periods with renewal options, and with rents which may be adjusted annually based on predetermined indices. Our retail companies in The Netherlands also own or lease 224 other sites, all of which are leased to franchisees.

As of the end of fiscal 2000, we also operated 256 stores and support facilities in Spain, 214 in Portugal, 155 in Poland, 202 in the Czech Republic and 1,367 in Scandinavia, not including associated stores which are supplied by ICA, since some of these associated stores are owned by third parties and subleased to the independent retailers operating the associated stores. Lease terms on these properties generally range from five to ten years, with renewal options. Additionally, 663 other locations are controlled by our subsidiaries in these countries, which are not currently being used for our own operations. Substantially all are subleased to third parties.

In Latin America, we operated 567 retail stores, 17 distribution centers, 13 production facilities and 15 office locations as of the end of fiscal 2000. Leased locations generally operate under lease terms of four to ten years with renewal options. Our retail companies in Latin America also control 18 other stores and one warehouse which are not currently in use, of which 14% are subleased to third parties.

As of the end of fiscal 2000, our Asia Pacific operations included 97 retail stores, four distribution centers and six office locations. Leased facilities operate under lease terms of five to ten years.

Food Service
In the United States, we operated 65 distribution centers and five office locations as of the end of fiscal 2000 under the names of U.S. Foodservice and PYA/Monarch. Additionally, these subsidiaries controlled 14 other facilities which are currently not in use.

In Europe, we operated 25 distribution centers in The Netherlands and Belgium, one of which is partially used for office space, and one other office location under the name of Deli XL. Additionally, Deli XL controls one warehouse that is currently not being used. We also operated two distribution centers under the name of ICA Menyforetagen in Scandinavia.

Other Activities
Other activities consist of one production facility operated by our food processing company in The Netherlands under the name of Marvelo and three corporate offices located in The Netherlands and Belgium. All of these facilities are currently leased.

Real Estate
As of the end of fiscal 2000, we operated three real estate companies, two in the United States under the names of Ahold Real Estate Company (ARC) and Ahold Real Properties (ARP) and one in The Netherlands under the name of AVG. These companies are involved in the acquisition, development, and management of retail sites in support of our retail operations. In doing so, the real estate companies may own or lease individual store sites, shopping centers or buildings. Locations controlled by these real estate companies and rented to our consolidated subsidiaries are included in the "Store, Support Facilities and Related Leases" table above under the segment using the property and are included as owned or leased based on the interest of ARC, ARP or AVG.

In addition to the locations rented to our companies, the real estate companies may own or lease locations which are adjacent to our store sites, locations held for future development or rented to third-parties.

As of the end of fiscal 2000, ARC and ARP controlled a total of 153 properties, almost all of which are rented to our subsidiaries. AVG controlled 2,261 properties of which 52% are rented to our subsidiaries.

Expansion Plans
For a discussion of our plans to construct, expand and improve facilities, please see Item 5 - "Operating and Financial Review and Prospects - Strategic Outlook".

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In this section, we explain our general financial condition and the results of our operations. As you read the following discussion and analysis, you should refer to our consolidated financial statements and the related notes thereto for fiscal years 2000, 1999 and 1998 contained in Item 18 of this annual report. We prepare our consolidated financial statements in accordance with Dutch GAAP. See note 23 to the consolidated financial statements, included elsewhere in this annual report for a discussion of the principal material differences between Dutch GAAP and U.S. GAAP, which apply to our consolidated financial statements. Our results from operations for fiscal 1998 include Disco's and Santa Isabel's operating results from the beginning of the fourth quarter and Giant-Landover's operating results from October 28, 1998. Our results for fiscal year 1999 were affected by the full year results of these acquisitions as well as the July 1999 acquisition of Gastronoom and several supermarket chains in Spain. Our results for fiscal 2000 were affected by the operating results of La Fragua, U.S. Foodservice and ICA. Consolidation began January 2, 2000, April 23, 2000 and May 1, 2000, respectively. Our results were to a lesser extent influenced by the operating results of the acquisitions of PYA/Monarch, the A&P Group, Peapod, Kampio and Ekono.

Our U.S. and Dutch operations for fiscal years 2000 and 1999 consisted of 52 weeks of results, while fiscal 1998 consisted of 53 weeks. The other European, Latin American and most of the Asia Pacific operations were consolidated in our financial statements report on a calendar-year basis. As a result, the net sales and expenses for fiscal years 2000 and 1999 in comparison to fiscal year 1998 reflect the difference of one week of operating results for the United States and The Netherlands, and to this extent do not reflect changes in our underlying business.

Overview

Net sales in fiscal 2000 were EUR 52,471 million compared to EUR 33,560 million in fiscal 1999 and EUR 26,484 million in fiscal 1998, representing increases in net sales of 56% in fiscal 2000 and 27% in fiscal 1999. Net earnings in fiscal 2000 were EUR 1,116 million compared to EUR 752 million in fiscal 1999 and EUR 547 million in fiscal 1998, representing increases in net earnings of 48% in fiscal 2000 and 37% in fiscal 1999. Earnings per common share were EUR 1.51, EUR
1.14 and EUR 0.91 in fiscal years 2000, 1999 and 1998, respectively, representing an increase of 32% in fiscal 2000 and 25% in fiscal 1999.

Forward-Looking Statements

For a discussion regarding forward-looking statements, see "Forward-Looking Statements" in the front of this annual report under the heading "General Information".

Euro Conversion

On January 1, 1999, certain member countries of the EU established a new single currency known as the euro. For the three years thereafter there is a transitional period during which certain EU member country will have two currencies, the euro and its local currency, for electronic fund transfers. Dual pricing of goods and services in euro and local currency is already established in most of the countries participating in the EU, in particular in our markets in Spain and Portugal. In The Netherlands dual pricing was introduced on January 1, 2001. In the relevant EU countries there is a movement to shorten the dual currency period, i.e., the period in which the national currency and the euro notes and coins will coincide, to a maximum of two months after the official introduction on January 1, 2002. In The Netherlands, a dual currency period of a maximum of four weeks has been decided upon by the government. Final details of the dual currency period have yet to be established.

The introduction of the euro will have a significant effect on our European operations and financial systems. The impact of the euro can be separated into two main effects:

o    business-to-business conversion, and
o    business-to-consumer conversion.

For the business-to-business conversion, that is the transfer to euro denominated billing, we have been in formal communications with our suppliers to establish a conversion date. For Albert Heijn in The Netherlands, more than 80% of our suppliers already send euro denominated invoices. Business-to-consumer conversion, that is, the introduction of the euro notes and coins, has a larger effect. Several issues have been identified, and action plans have been developed and put into practice to address these issues. The largest concern is consistent pricing of our products in the relevant EU countries. Due to differences in distribution structures, overhead costs and competitive pressure, the introduction of the euro is not expected to lead immediately to consumer pricing equivalency in the relevant EU countries. However, the price differences among the EU countries may diminish in the long run as a result of price transparency.

As of the end of fiscal 2000, our consolidated balance sheet included a provision of EUR 14 million for the introduction of the euro. During fiscal 2000 and 1999 we recorded expenses of EUR 8 million and EUR 3 million, respectively, relating to the euro issues and we expect to spend EUR 12 million in fiscal 2001 and EUR 2 million in 2002. These projected costs are based on our best estimates, which were derived using a number of assumptions as to future events, including the continued availability of certain resources. However, our actual results could differ materially from those anticipated.

Acquisitions and Consolidations

Acquisitions are a key component of our growth strategy in the United States, in Europe and in the relatively underdeveloped markets of Latin America and Asia Pacific. We have substantially expanded our business through acquisitions and new partnerships in fiscal years 2000, 1999 and 1998. During these three years, we completed 15 principal business acquisitions, with an aggregate consideration of approximately EUR 14.9 billion in cash and assumed indebtedness. Our acquisition program has considerably broadened the geographical scope of our business. Through the acquisitions and new partnerships completed in fiscal years 2000, 1999 and 1998, we have established a significant presence in a number of new markets, including Scandinavia, Guatemala, Spain, Brazil, Argentina and Chile, in addition to significantly expanding operations in the United States.

During fiscal years 2000, 1999 and 1998, we completed the acquisitions and partnership investments set forth below. The store counts indicated below represent the number of stores operated at the time of acquisition, unless otherwise indicated.

o Superdiplo: On September 7, 2000, we announced plans to acquire all of the outstanding shares of the Spanish food retailer, Superdiplo, S.A. by means of a public tender offer. Superdiplo operates over 300 stores in Southern Spain, Andalusia, the Canary Islands and the greater Madrid region as well as two stores in Northern Morocco. On September 7, 2000, we also announced that we had signed an agreement with several major shareholders of Superdiplo holding in the aggregate 69.16% of the outstanding shares of Superdiplo in which the major shareholders agreed, pursuant to the terms of the tender offer, tender their shares in Superdiplo at a rate of 0.74 common shares of Royal Ahold for every Superdiplo share held, subject to certain adjustments. Also on September 7, 2000, our Corporate Executive Board authorized a capital increase of up to 42,207,000 new common shares to be used as consideration for the tendered Superdiplo shares. On November 25, 2000 we launched our public tender offer for the outstanding shares in Superdiplo. On December 27, 2000, the tender offer was closed and on December 29, 2000, we issued 36,849,875 Royal Ahold common shares. On January 3, 2001, we exchanged the 36,849,875 newly issued Royal Ahold common shares for 49,797,129 Superdiplo shares, representing 97.64% of the outstanding share capital in Superdiplo. Superdiplo shareholders who tendered their shares received 0.74 new common shares of Royal Ahold in exchange for every Superdiplo share tendered. The balance sheet of Superdiplo was consolidated as of year end 2000, as we obtained beneficial ownership on December 29, 2000, but none of the operating results were included in our consolidated statement of earnings for fiscal 2000.

o PYA/Monarch: In December 2000, U.S. Foodservice completed its acquisition of PYA/Monarch, a food service distributor in the southeastern United States for a total cash consideration of approximately $1.57 billion. PYA/Monarch was previously a subsidiary of Sara Lee Corporation. For further information on PYA/Monarch, please see Item 4 - "Information on the Company - Food Service - The United States. For information relating to financing of this acquisition, please see Item 5 - "Operating and Financing Review and Prospects - Liquidity and Capital Resources - Financing Activities" and "Recent Developments".

o The A&P Group: In September 2000, Schuitema acquired the A&P Group in The Netherlands with 123 supermarkets and six hypermarkets.

o Bompreco: In June 2000, we acquired the remaining voting rights from the other shareholders of Bompreco in Brazil.

o Peapod: In June 2000, we acquired series B convertible preferred stock and warrants to acquire common stock of the U.S. on-line grocer Peapod, Inc. Each share of preferred stock entitles the holder to the vote that the holder would be entitled to cast had the holder converted the preferred stock into common stock. In addition the holders of the preferred stock have voting rights relating to the election of the directors. The preferred stock was convertible into shares of common stock that, after giving effect to such conversion, would have represented approximately 51% of Peapod's outstanding common stock. The warrants issued in June 2000, along with warrants we acquired from Peapod in April 2000, in consideration of a revolving credit facility that we provided to Peapod, enable us to buy additional shares of common stock. In October 2000, we purchased 2,331,917 shares of Peapod common stock in an open market transaction. In October 2000, we exchanged the series B convertible preferred stock for series C convertible preferred stock of Peapod, which is convertible into the same number of shares of common stock as the series B convertible preferred stock. If we were to convert all of the preferred stock to common stock and exercise all of the warrants, our beneficial ownership of Peapod common stock would represent approximately 78.9% of Peapod's outstanding stock. In September 2000, Peapod acquired various assets of Streamline.com, a U.S. on-line shopping and delivery service based in Westwood, Massachusetts. Peapod paid approximately $12 million for the Washington, D.C./Baltimore area facilities of Streamline, which are expected to be used in the development of Giant-Landover's internet-based home delivery services.

o The ICA Group: In April 2000, we acquired a 50% partnership interest in ICA, the largest Scandinavian food retailer, for approximately EUR 1.8 billion in cash. ICA was formed in early 1999 when ICA AB acquired an additional 55% of Norway's Hakon Gruppen AS, which became a wholly owned subsidiary. In August 1999, ICA entered into a non-consolidated 50/50 joint-venture with Statoil. For further information on ICA's operations please see Item 4 - "Information on the Company - Retail Trade in Europe". For further information relating to the financing of our partnership interest in ICA, please see Item 5 - "Operating and Financial Review and Prospects - Liquidity and Capital Resources - Financing Activities".

o U.S. Foodservice: In April 2000, we acquired U.S. Foodservice, the second largest food service distributor in the United States, based on net sales for approximately $3.6 billion, including the assumption of approximately $925 million in debt. In July 2000, GFG Foodservice, a broadline distributor in North Dakota, South Dakota and northern Minnesota was acquired by U.S. Foodservice. For further information on U.S. Foodservice, please see Item 4 - "Information on the Company - Food Service - The United States". For further information relating to the financing of the acquisition, please see Item 5 - "Operational and Financial Review and Prospects - Liquidity and Capital Resources - Financing Activities".

o Kampio: In January 2000, we acquired the Catalonian supermarket chain Kampio, based in Barcelona.

o Ekono: In January 2000, we acquired Ekono with 10 large supermarkets in Buenos Aires.

o La Fragua: In December 1999, we established a 50/50 partnership, Paiz Ahold, which controls an 80.5% interest in La Fragua, the largest food retailer in Guatemala. We completed this agreement in December 1999 and, as a result, the assets and liabilities of La Fragua are reflected in our consolidated balance sheet at the end of fiscal 1999 but none of the operating results are included in our consolidated statement of earnings for fiscal 1999.

o Supamer and Gonzalez: In May 1999, through our 50/50 partnership with Velox Retail Holdings, Disco Ahold International Holdings acquired 75 stores from Supamer and Gonzalez.

o Gastronoom: In July 1999, we acquired Gastronoom, a Dutch institutional food supplier, for EUR 152 million including interest-bearing debt. In July 1999, Gastronoom was combined with our existing food service company in The Netherlands, Grootverbruik Ahold to form Deli XL.

o Dialco, Dumaya, Guerrero and Castillo del Barrio: Throughout 1999, in Spain we acquired several companies for an aggregate amount of EUR 118 million in cash.

o Giant-Landover: In October 1998, we acquired Giant Food, which operated 179 supermarkets in the Mid-Atlantic region of the United States, for $2.7 billion in cash.

o Disco and Santa Isabel: In January 1998, we established Disco Ahold International Holdings, or DAIH, a 50% owned partnership with Velox Retail Holdings. DAIH currently controls a 99.3% stake in Disco. We paid approximately $538 million to acquire our interest in DAIH.

Segment information

Selected segment information is as follows:

                                                                  Fiscal Year
                                                         2000         1999           1998
                                                             (in millions of EUR)
Net Sales
Retail trade                                            44,653        32,966        26,080
Food service                                             7,754           553           365
Real estate and other                                       64            41            39
                                                         -----        ------        ------
                                                         52,471       33,560        26,484
                                                         ======       ======        ======
Operating Results
Retail trade                                              1,845        1,364           925
Food service                                                294           15             8
Real estate and other                                       181           80           124
Corporate costs                                             (46)         (44)          (40)
                                                          -----        -----         -----
                                                          2,274        1,415         1,017
                                                          =====        =====         =====

                                                      December 31,    January 2,    January 3,
                                                          2000          2000          1999
                                                              (in millions of EUR)
Assets in use for operational activities *
Retail trade                                             17,915        12,175         9,519
Food service                                              3,965           169            81
Real estate and other                                     2,642         1,876         1,576
Intersegment                                               (275)         (398)         (209)
                                                         ------        ------        ------
                                                         24,247        13,822        10,967
                                                         ======        ======        ======

---------------
*    Assets in use for  operational  activities  are all  assets of a  segment,  less the loans receivable, investment in subsidiaries and deferred income taxes.

More segment information can be found in note 19 to the consolidated financial statements included elsewhere in this annual report. Please see the discussion elsewhere in this item for an explanation of the information presented in this section of the document.


Operating Results

Selected earnings data are as follows:


                                                                                  Fiscal Year
                                                                  2000                 1999                     1998
                                                             EUR        % of      EUR        % of           EUR      % of
                                                                        sales                sales                   sales
                                                                       (in millions, except per common share data)
Net sales                                                   52,471      100.0    33,560      100.0       26,484      100.0
Gross profit                                                11,887       22.6     8,354       24.9        6,189       23.4
Operating expenses                                          (9,613)     (18.3)   (6,939)     (20.7)      (5,172)     (19.6)
Operating results                                            2,274        4.3     1,415        4.2        1,017        3.8
Net financial expense                                         (669)      (1.3)     (366)      (1.1)        (245)      (0.9)
Income taxes                                                  (401)      (0.7)     (283)      (0.8)        (197)      (0.7)
Income from unconsolidated subsidiaries and affiliates          14         --         7         --           11         --
Minority interests                                            (102)      (0.2)      (21)      (0.1)         (39)      (0.1)
Net earnings                                                 1,116        2.1       752        2.2          547        2.1
Net earnings per common share                                 1.51                 1.14                    0.91

Net Sales

Net sales in fiscal 2000 increased by EUR 18,911 million, or 56%, to EUR 52,471 million, from EUR 33,560 million in 1999. At constant exchange rates, consolidated net sales growth was 42% in fiscal 2000 compared to fiscal 1999. The major reasons for the increase in net sales were, in addition to organic growth, the acquisition of U.S. Foodservice, consolidated starting April 2000 and the acquisition of the 50% partnership interest in ICA, consolidated starting May 2000. The other acquisitions mentioned elsewhere in this document also contributed to net sales growth. Organic sales growth, which excludes the net sales from acquisitions consolidated for less than four quarters, for 2000 was 6.6%. Net sales in fiscal 1999 increased by EUR 7,076 million, or 27%, to EUR 33,560 million from EUR 26,484 million in fiscal 1998. At constant exchange rates, consolidated sales growth was 25% in fiscal 1999 compared to fiscal 1998. The major reasons for the increase in net sales were, in addition to organic growth, the full-year consolidation of Giant-Landover, Disco and Santa Isabel and the July 1999 acquisition of Gastronoom. These increases were partly offset by the additional week in fiscal 1998 for our operations in The Netherlands and the United States.

Net sales for fiscal 2000, 1999 and 1998 are as follows:

                                                                                        Fiscal Year
                                                                   2000                   1999                 1998
                                                            Amount      Change      Amount    Change     Amount    Change
                                                                       (EUR in millions, except percentages)
                                                                           %                    %                     %
Retail trade
  United States
     Stop & Shop                                            8,454         35      6,278        13        5,560       14
     Giant-Carlisle                                         3,223         --      3,227         5        3,074       10
     BI-LO                                                  3,726         32      2,823         9        2,597        3
     Tops                                                   3,052         19      2,554        --        2,559        2
     Giant-Landover                                         5,196         22      4,244       496          713        2
     Peapod                                                    52         --         --        --           --       --
                                                           ------                ------                 ------
        Total United States                                23,703         24     19,126        32       14,503       15
  Europe
     Albert Heijn including franchise stores                5,310          4      5,127         1        5,073        6
     Schuitema                                              2,136         17      1,832         6        1,726       10
     The Netherlands other                                    564          4        540         5          515        4
     Sweden                                                 2,999         --         --        --           --       --
     Norway                                                 1,424         --         --        --           --       --
     Baltics                                                   57         --         --        --           --       --
     Portugal                                               1,467          9      1,341        12        1,202       12
     Czech Republic                                           598         32        455        39          326       51
     Poland                                                   393         78        221        37          162       64
     Spain                                                    518         48        351       644           47      (25)
                                                           ------                ------                 ------
        Total Europe                                       15,466         57      9,867         9        9,051        9
  Latin America
     Bompreco                                               1,515         30      1,167      (27)        1,590       33
     Disco                                                  2,174         32      1,652       368          353       --
     Santa Isabel                                             764         13        678       293          173       --
     La Fragua                                                629         --         --        --           --       --
                                                           ------                ------                 ------
        Total Latin America                                 5,082         45      3,497        65        2,116
        Total Asia Pacific                                    402        (16)       476        16          410       (3)
Food service
  United States                                             6,649         --         --        --           --       --
  Europe                                                    1,105        100        553        52          365        8
Real estate and other                                          64         55         41         4           39       16
                                                           ------                ------                 ------
Net sales                                                  52,471         56     33,560        27       26,484       15
                                                           ======                ======                 ======

Retail Trade
United States - Net sales in the United States increased by 24% in fiscal 2000 compared to fiscal 1999. This increase was caused by strong organic sales growth as well as the consolidation of Golden Gallon, Sugar Creek and Peapod which were acquired during fiscal 2000. Net sales were higher at all operating companies, particularly at Stop & Shop and Giant-Landover. During 2000, the "Edwards" chain, which previously formed a part of Giant Carlisle, was converted to the Stop & Shop brand, except for the four stores that were transferred to Giant-Landover. Bonus card programs introduced beginning in fiscal 1997, aimed at generating and rewarding customer loyalty had a positive effect on the U.S. stores, as reflected in a 2.1% increase in fiscal 2000 in identical store net sales as compared to a 2.0% increase in fiscal 1999 and a 1.6% increase in fiscal 1998. Net sales in the United States increased by 32% in fiscal 1999 compared to fiscal 1998. This substantial increase mainly reflects the full year consolidation of Giant-Landover, which we acquired in October 1998, contributing an additional EUR 3,493 million to fiscal 1999 retail net sales. Stop & Shop, BI-LO and Giant-Carlisle generated higher net sales in fiscal 1999, while net sales in fiscal 1999 in dollars at Tops declined, reflecting the sale of the 12 Vix pharmacy stores.

Europe - Net sales in Europe increased by 57% in 2000 compared to 1999. The increase particularly reflects the consolidation of ICA effective May 1, 2000. Net sales were higher in all countries. In Portugal, the net sales increase was attributable to new store openings. In the Czech Republic and Poland, the net sales increase was mainly attributable to the opening of new supermarkets and hypermarkets. In Spain the net sales increase was largely due to the acquisition of the Kampio supermarket chain. In The Netherlands, Albert Heijn and Schuitema achieved market sales growth. Net sales in fiscal 1999 were EUR 9,867 million compared to EUR 9,051 in fiscal 1998, representing an annual increase of 9%. This increase reflected the Spanish supermarket chains acquired in fiscal 1999 as well as increased net sales in Portugal, the Czech Republic and Poland. In Portugal, the supermarkets of Pingo Doce and the hypermarkets of Feira Nova contributed to net sales growth, with additional benefits from the opening of new stores. Net sales in the Czech Republic were boosted by the popularity of the three Hypernova hypermarkets and 19 Prima general merchandise stores. The net sales increase in Poland in fiscal 1999 resulted from the acquisition of 11 Centrum supermarkets and the opening of new stores.

Latin  America  - Net sales in Latin  America  increased  by 45% in fiscal  2000 compared to fiscal 1999. This increase partly reflects the full year consolidation of La Fragua in Guatemala. All operating companies contributed substantially to the sales growth. Net sales in Latin America in fiscal 1999 increased by 65%, primarily due to the full year inclusion of Disco and Santa Isabel in fiscal 1999. In local currency, net sales at all chains increased in fiscal 1999. However, due to the devaluation of the Brazilian Real, net sales in fiscal 1999 in Brazil decreased by approximately EUR 500 million compared to fiscal 1998.

Asia Pacific - Net sales in Asia Pacific decreased by 16% in fiscal 2000 compared to fiscal 1999, reflecting the sale of store chains in Shanghai and Singapore in the fourth quarter of fiscal 1999. Despite the divestment of our interests in China and Singapore, net sales in Asia Pacific increased by 16% in fiscal 1999 compared to fiscal 1998. This increase was primarily attributable to the full-year consolidation of 27 Malaysian stores, which we acquired in fiscal 1998. Net sales increased in Thailand in fiscal 1999, despite the currency crisis and the 11% devaluation of the Thai Baht.

Food Service
Net sales from food service increased by EUR 7,201 million in fiscal 2000 compared to fiscal 1999 and EUR 188 million in fiscal 1999 compared to fiscal 1998. The increase in fiscal 2000 was due to the acquisition of U.S. Foodservice. The consolidation of Menyforetagen as part of ICA also contributed to the increase. The increase in fiscal 1999 was attributable to our acquisition of Gastronoom, later renamed to Deli XL, which we consolidated starting in the second half of fiscal 1999, as well as to increased net sales to affiliated customers.

Net sales from food supply through Deli XL were approximately EUR 761 million in fiscal 2000, EUR 550 million in fiscal 1999 and EUR 360 million in fiscal 1998.

Real estate and other
Our other activities consist primarily of revenues from real estate operations. Net sales in this category consist of rent revenue generated from third parties, including franchisees and sales to third parties from our production company and services rendered to our associated stores in Scandinavia. As a percentage of total net sales, these revenues are insignificant.

Gross Profit

Gross profit in fiscal 2000 was EUR 11,887 million, compared to EUR 8,354 million in fiscal 1999 and EUR 6,189 million in fiscal 1998. The increase in fiscal 2000 was due to an increase in net sales as a result of the aforementioned acquisitions which were partly offset by a lower gross margin as a percentage of net sales, as explained below. The increases in fiscal 1999 as compared to fiscal 1998 was due to both increases in net sales and margin improvements. The growth in absolute amounts was fueled by the fiscal 1999 acquisition of Gastronoom, the acquisitions in Spain and the full-year consolidation of the fiscal 1998 acquisitions of Giant-Landover, Disco and Santa Isabel. In addition, fiscal 2000, fiscal 1999 and fiscal 1998 gross profits were positively affected by a stronger dollar relative to the euro and the Dutch guilder.

Gross margin as a percentage of net sales was 22.6% in fiscal 2000, compared to 24.9% in fiscal 1999 and 23.4% in fiscal 1998. The decrease in fiscal 2000 was due to acquisitions in the food service segment which typically have lower margins. Our acquisition of the 50% partnership interest in ICA also contributed to our lower gross margin, since its net sales largely consists of lower-margin sales to the associated stores and franchise stores. Despite strong competition, gross margin as a percentage of net sales increased by 1.2 percentage points in fiscal 1999. These increases were primarily due to the growth in higher margin operations in the United States, including the addition of Giant-Landover and growth in Portugal. We expect gross margins to continue to improve as the operations in the United States become more integrated and supply chain improvements are implemented and realized.

Operating Expenses

Operating expenses, consisting of selling, general and administrative expenses, were EUR 9,613 million in fiscal 2000, compared to EUR 6,939 million in fiscal 1999 and EUR 5,172 million in fiscal 1998. These expenses as a percentage of net sales were 18.3% in fiscal 2000 compared to 20.7% in fiscal 1999 and 19.5% in fiscal 1998. The decrease in operating expenses as a percentage of net sales in fiscal 2000 was due to the aforementioned acquisitions in the food service segment and the acquisition of a 50% partnership interest in ICA. Both the food service companies and ICA have a different cost structure with lower gross profit margins and lower operating expenses as a percentage of sales. The increase in operating expenses as a percentage of net sales in fiscal 1999 was due to slightly higher store wages and other store expenses in almost all operating companies as a result of increased service levels.

Selling expenses were EUR 7,905 million in fiscal 2000, EUR 5,806 million in fiscal 1999 and EUR 4,413 million in fiscal 1998. Selling expenses as a percentage of net sales were 15.1% in fiscal 2000, compared to 17.3% in fiscal 1999 and 16.7% in fiscal 1998. The decrease in selling expenses as a percentage of net sales in fiscal 2000 was due to the aforementioned acquisitions in the food service segment and the acquisition of the 50% partnership interest in ICA. The increase in selling expenses as a percentage of net sales in fiscal 1999 was attributable to the increase in store wages and other store expenses as a result of increased service levels mentioned above.

General and administrative expenses were EUR 1,708 million in fiscal 2000, EUR 1,133 million in fiscal 1999 and EUR 759 million in fiscal 1998. General and administrative expenses as a percentage of net sales were 3.3% in fiscal 2000, compared to 3.4% in fiscal 1999 and 2.9% in fiscal 1998. The increase in general and administrative expenses in fiscal 2000 was due to the inclusion of newly acquired and consolidated companies as described above. General and administrative expenses in fiscal 1999 increased in absolute terms and as a percentage of net sales due to the inclusion of newly acquired and consolidated companies. Particularly, Giant-Landover, has had higher levels of general and administrative costs than our other operating units. We also incurred additional costs associated with creating and staffing our new corporate offices in the United States. Additionally, information system costs increased, representing a continued investment in systems at all operating companies.

Operating Results

Operating results for fiscal 2000, 1999 and 1998 are as follows:


                                                   Fiscal Year

                                   2000                  1999                 1998

                             Amount     Change     Amount    Change      Amount    Change

                                      (EUR in millions, except percentages)
                                            %                    %                     %
United States                 1,466        55         944       48          639       26
Europe                          670        46         459       14          402       13
Latin America                   204       110          97       54           63       72
Asia Pacific                    (20)       51         (41)      13          (47)     (31)
Corporate Staff                 (46)       (4)        (44)     (10)         (40)     (23)
                               ----                 -----                 ----
Total                         2,274        61       1,415       39        1,017       22
                              =====                 =====                 =====


Operating results were EUR 2,274 million in fiscal 2000, an increase of 61% over fiscal 1999. Operating results were 4.3% of net sales in fiscal 2000, compared to 4.2% in fiscal 1999. The increase in operating results was mainly due to the new consolidated acquisitions during fiscal 2000 but also caused by the strong organic growth of 13.6% of existing operations. Operating results improved in fiscal 2000 as compared to fiscal 1999 in all areas except for Portugal and Poland.

United States operating results rose 55% from EUR 944 million in fiscal 1999 to EUR 1,466 million in fiscal 2000. United States operating results in U.S. dollar rose by 34% from $1,001 million in fiscal 1999 to $1,342 million in fiscal 2000, partially reflecting the consolidation of U.S. Foodservice. Excluding Edwards, all supermarket chains showed market share gains, improved operating margins, significant synergy benefits and ongoing cost control. During the second half of the year, 64 Edwards stores were converted to the Stop & Shop format and four stores were transferred to Giant-Landover. Approximately $30 million was charged to operating results for this conversion. The operating losses of internet grocer Peapod amounted to $32 million.

Operating results in Europe rose 46% to EUR 670 million in fiscal 2000, partly reflecting the consolidation of ICA. Operating results in The Netherlands, the Czech Republic and Spain also contributed to this increase. Operating results in Portugal were lower than last year, partially reflecting the costs of implementation of a new logistics system. The operating loss in Poland was due to the high cost of opening a large number of new stores.

Operating results in Latin America increased by 110% to EUR 204 million in fiscal 2000, partly attributable to the consolidation of La Fragua. Substantially higher operating results at Bompreco and Disco also contributed to the rise. Operating results at Santa Isabel were positive for the fourth quarter, although a slight loss was recorded for the year as a whole.

Operating losses for Asia Pacific amounted to EUR 20 million in fiscal 2000, compared to EUR 41 million in fiscal 1999. In Thailand, operating results turned positive in fiscal 2000, while Malaysia and Indonesia sustained operating losses.

Operating results were EUR 1,415 million in fiscal 1999, an increase of 39.1% over fiscal 1998. Operating earnings were 4.2% of net sales in fiscal 1999, compared to 3.8% in fiscal 1998. Operating results improved in fiscal 1999 as compared to fiscal 1998 in all geographic areas except for Poland, where losses resulted from continued investment in infrastructure and development of market share.

Exchange rate fluctuations, particularly of the dollar against the euro in fiscal 2000 and fiscal 1999 had a net positive effect on operating results of EUR 219 million in fiscal 2000 and EUR 30 million in fiscal 1999. At constant rates of exchange, operating results would have increased 45% in fiscal 2000 compared to fiscal 1999 and 36% in fiscal 1999 compared to fiscal 1998.


Net Financial Expense

Interest expense increased in fiscal 2000 to EUR 809 million compared to EUR 421 million in fiscal 1999 and EUR 319 million in fiscal 1998. The increase in fiscal 2000 is due to the consolidation of interest expenses related to the 50% partnership interest in ICA and the acquisition of U.S. Foodservice as well as the higher U.S. dollar exchange rate and the issuance of notes during fiscal 2000 as discussed below under - "Financing Activities". The increase in fiscal 1999 compared to fiscal 1998 was primarily due to the September 1998 issuance of 3% subordinated convertible notes due 2003 and the consolidation of interest expenses of Disco and Santa Isabel in the fourth quarter of 1998 and Giant-Landover effective October 28, 1998. The increase in 1999 was also due to the April 1999 issuance of $1 billion aggregate principal amount of senior notes. For more details on our financing activities, please see - "Financing Activities" below.

The interest coverage ratio, defined as operating results divided by net interest expense, was 3.2 in fiscal 2000, 3.9 in fiscal 1999 and 4.2 in fiscal 1998. Net financial expense is expected to increase in fiscal 2001, reflecting the first full year of additional borrowings for the acquisitions completed in fiscal 2000.

Income from unconsolidated companies was EUR 15 million in fiscal 2000, EUR 7 million in fiscal 1999 and EUR 11 million in fiscal 1998. Of the amount in fiscal 2000, a total of EUR 11 million consisted of earnings from Statoil Retail. Statoil Retail is the non-consolidated joint-venture of ICA. Of the amount in fiscal 1999, a total of EUR 4 million consisted of earnings from our investment in Singapore, which was deconsolidated when we decided to divest this investment. Of the amount in fiscal 1998, EUR 6 million related to earnings from the acquisitions in Argentina and Chile, which we did not consolidate until the fourth quarter of fiscal 1998.

Income Taxes

Our effective income tax rate was 25.0% in fiscal 2000, 27.0% in fiscal 1999 and 25.5% in fiscal 1998. The decrease in the tax rate for fiscal 2000 was due to changes in the composition of the earnings before taxes among the various countries in which we operate, which countries have different tax rates. In fiscal 1999, operations in countries with higher effective tax rates, such as Giant-Landover in the United States, contributed higher pre-tax earnings relative to countries with lower effective tax rates.

Net Earnings

Net earnings in fiscal 2000 were EUR 1,116 million, representing an increase of 48% compared to fiscal 1999. Net earnings per common share rose 32% in fiscal 2000 to EUR 1.51. At constant exchange rates, net earnings increased 36% in fiscal 2000 compared to fiscal 1999, resulting in a 19% increase in earnings per share. Net earnings in fiscal 1999 were 752 million, representing a 37% increase over fiscal 1998, resulting in an 25% increase in net earnings per common share to EUR 1.15.

Net earnings available to common shareholders as determined in accordance with U.S. GAAP would have been EUR 794 million in fiscal 2000, compared to EUR 573 million in fiscal 1999 and EUR 388 million in fiscal 1998. The principal differences between Dutch GAAP and U.S. GAAP affecting net earnings include the accounting treatment of pensions, provisions and goodwill. For further information, see note 23 to the consolidated financial statements, included elsewhere in this annual report.

Liquidity and Capital Resources

Cash Flow and Liquidity
Cash flow generated from operations provides us with a significant source of liquidity. Our operating activities generated net cash of EUR 2,700 million in fiscal 2000, EUR 1,730 million in fiscal 1999 and EUR 1,258 million in fiscal 1998. Cash flow from operations is reinvested each year in new stores, store remodeling and store expansions, as well as in store efficiency-improving measures and retailing innovations.

Cash and cash equivalents as of the end of fiscal years 2000, 1999 and 1998 totaled EUR 1,336 million, EUR 888 million and EUR 519 million, respectively. The ratio of current assets to current liabilities was 86.7%, 87.7% and 90.7% at year end 2000, 1999 and 1998, respectively. As of the end of fiscal 2000, we held approximately 31 days of inventory, compared to 32 days as of the end of fiscal 1999 and 30 days as of the end of fiscal 1998.

Our primary line of credit, entered into in December 1996, is a $1 billion, seven-year multi-currency revolving credit facility, under which, as of December 31, 2000, $233 million was available for additional borrowings. In March 1998, we entered into an additional $500 million, four-year standby multi-currency revolving credit facility. The terms and conditions of this facility are substantially similar to the existing $1 billion multi-currency revolving credit facility. As of December 31, 2000, the full amount was outstanding under the $500 million, four-year credit facility. These facilities are intended to provide us with sufficient financial capacity, and we believe that these facilities represent a sufficient source of working capital sufficient to meet our future short-term and long-term financing of our ongoing operations. The borrowings under our revolving credit agreements bore interest at an average rate per annum of 6.3% per U.S. dollar borrowings as of the end of fiscal 2000. For cash management purposes, local companies have committed credit lines, the most important of which are the credit lines in the United States totaling $150 million.

Investing Activities and Capital Expenditures
Amounts that we incurred for capital expenditures and acquisitions of businesses were as follows:

                                                    Fiscal Year
                                               2000      1999      1998

                                                    (EUR millions)
Purchases of tangible fixed assets             2,469     1,733    1,320
Acquisitions of businesses                     9,074       700    3,069
Fixed assets disposals and other                (201)     (122)    (108)
                                              ------     -----    -----
Net cash used in investing activities         11,342     2,311    4,281
                                              ======     =====    =====
Capitalized lease commitments incurred           237       181      131

In fiscal 2000, capital expenditures were EUR 2,469 million compared to EUR 1,733 million in fiscal 1999. Of the amount expended in fiscal years 2000 and 1999, approximately 75% and 71%, respectively, was incurred for new stores and store improvements, while the remainder was incurred for distribution centers, computer hardware and other assets.

We expect our investments in tangible fixed assets to total approximately EUR 3,090 million in fiscal 2001, of which approximately EUR 300 million was committed as of the end of fiscal 2000. The following shows the breakdown of expected fiscal 2001 tangible fixed assets expenditures by geographic location:

o EUR 1,710 million in the United States;
o EUR 1,020 million in Europe;
o EUR 340 million in Latin America; and
o EUR 20 million in Asia Pacific.

We expect that new capitalized lease commitments in the United States in fiscal 2001 will total approximately EUR 240 million.

Acquisitions in fiscal 2000, totaling EUR 9,074 million,  consisted primarily of
U.S.  Foodservice,   our  50%  partnership  interest  in  ICA,  PYA/Monarch  and
Superdiplo. See - "Acquisitions and Consolidations" above.

We invested EUR 700 million in fiscal 1999 on acquisitions of businesses and partnership interests, including the partnership in Guatemala, Gastronoom in The Netherlands, the acquisition through Disco of Supamer and Gonzalez in Argentina and the acquisition of several chains in Spain. Acquisitions in fiscal 1998, totaling EUR 3,069 million, consisted primarily of Giant-Landover, and the partnership interest in DAIH.

For a discussion of the financing of the fiscal 2000 acquisitions please see - "Financing Activities" below.

Financing Activities
Cash provided by financing activities was EUR 8,716 million in fiscal 2000, EUR 866 million in fiscal 1999 and EUR 3,317 million in fiscal 1998.

In May 2000, we completed a global offering of common shares and an issue of 4% convertible subordinated notes due 2005. We issued 106,950,000 common shares at an offering price of EUR 26.00, raising net proceeds of approximately EUR 2.7 billion. We also raised approximately EUR 0.9 billion through the issuance of the convertible subordinated notes. We used the total net proceeds of the global offering, amounting to approximately EUR 3.6 billion, to partly repay borrowings under a EUR 4.4 billion multi-currency stand-by bridge revolving credit facility, which were used to finance in part our acquisition of U.S. Foodservice and a 50% partnership interest in ICA. We repaid the remaining amount outstanding under this bridge facility with the net proceeds from the issuance in June 2000 of EUR 1.5 billion 6.375% bonds due 2005 by Ahold Finance U.S.A., Inc. Ahold Finance U.S.A., Inc. is our 100% owned finance subsidiary and we have fully and unconditionally guaranteed the notes.

At the end of June 2000, we acquired from shareholders of Bompreco 50% of the remaining Bompreco voting share capital partly in exchange for 5,301,201 of our common shares valued at EUR 30.06 per share.

In July 2000, Ahold Finance U.S.A., Inc. issued in a public offering $700 million aggregate principal amount of 8 1/4% notes due 2010, which are fully and unconditionally guaranteed by us, and the net proceeds were used to refinance the debt of U.S. Foodservice and to pay down short term facilities.

In September 2000, we issued CZK 3,000 million floating rate notes due 2005 in the Czech Republic. The proceeds were used to repay short term facilities in the Czech Republic.

In October 2000, we issued 115,317,164 cumulative preferred financing shares with a par value of EUR 0.25 per share at an issue price of EUR 3.50, resulting in aggregate proceeds of approximately EUR 404 million. We used the proceeds of the issuance for general corporate purposes in The Netherlands.

In December 2000, we financed the acquisition of PYA/Monarch through borrowings under short-term facilities and short term EMTN issues under a Euro Medium Term Note program, which we planned to refinance in first half of fiscal 2001.

Share capital was increased by approximately EUR 1.3 billion at the end of fiscal 2000 in connection with the acquisition of Superdiplo S.A., completed early January 2001. A total of 36,849,875 shares were issued at a price of EUR
34.36 per share.

Financing activities in fiscal 1999 consisted primarily of net additional long-term and short-term debt borrowings totaling EUR 555 million. These net borrowings include the proceeds from the $1.0 billion aggregate principal proceeds of senior notes that Ahold Finance U.S.A., Inc issued in April 1999 to repay the outstanding borrowings under the credit facilities. The senior notes are guaranteed by Royal Ahold and consist of two tranches, $500 million principal amount of 6.25% due in May 2009 and $500 million principal amount of 6.875% due in May 2029. Additionally, capital contributions from minority interest shareholders provided additional financing totaling approximately EUR 326 million and, proceeds from the exercise of stock options provided EUR 21 million. Dividend payments, including dividends on cumulative preferred financing shares, totaled EUR 46 million.

Cash provided by financing activities in fiscal 1998 consisted primarily of proceeds from the global offerings. In April 1998 we issued 34,500,000 of our common shares, resulting in total net proceeds of approximately EUR 998 million. We used the proceeds primarily to repay debt incurred to finance the acquisition of our 50% participation in DAIH. In August 1998, we issued 24 million cumulative preferred financing shares resulting in aggregate proceeds of approximately EUR 73 million. In September and October 1998, to finance the acquisition of Giant-Landover, we issued 51,750,000 common shares, resulting in net proceeds of approximately EUR 1,184 million, and EUR 678 million aggregate principal amount of 3% subordinated convertible notes due 2003. Additionally, net increases in long-term and short-term debt borrowings totaled EUR 288 million, capital contributions from minority interest shareholders provided additional financing totaling approximately EUR 78 million, and proceeds from the exercise of stock options provided EUR 36 million. Dividend payments, including dividends on cumulative preferred financing shares, totaled EUR 25 million.

We have hedged certain risks related to fluctuations of interest rates on our dollar outstanding debt through the purchase of derivative financial instruments. We have also used derivatives to convert exposures from loans to local currencies. Our policy is to hedge only interest-rate or foreign-exchange-transaction exposure that are clearly identifiable and, in principle, not to hedge foreign exchange translation exposure.

As of fiscal 2000 we had numerous insignificant foreign exchange forward contracts outstanding, which are used to hedge future payments in foreign currencies to suppliers by operating companies. To hedge exposures related to loans and leases in foreign currencies we had 29 swaps and cross currency swaps outstanding as of the end of fiscal 2000. Of those 29 contracts, 19 had a maturity of shorter than one year, and ten had maturities ranging from two to five years. Also, of those 29 contracts, 16 hedge USD/BRL exposure, seven hedge USD/EUR exposure, three hedge SEK/NOR exposure, and in total three derivative contracts are used to hedge THB/EUR, CZK/EUR and DKK/SEK exposure. As of the end of fiscal 2000, we had nine interest rate derivatives outstanding maturing from 2001 to 2004. We believe that our hedging practices do not expose us to any unusual risks or significant exposure to potential liabilities from these transactions. For details regarding the notional amounts and values of such derivative financial agreements, see note 21 to the consolidated financial statements, included elsewhere in this annual report.

Interest-bearing debt, including capitalized lease commitments, was EUR 10,940 million at the end of fiscal 2000 compared to EUR 4,874 million at the end of fiscal 1999 and EUR 4,082 million at the end of 1998. The ratio of average net interest bearing debt over earnings before interest, taxes, depreciation and amortization (EBITDA) was 2.42, 2.00 and 1.42 for fiscal 2000, fiscal 1999 and fiscal 1998, respectively.

Shareholders' equity was EUR 2,503 million, EUR 2,352 million and EUR 1,724 million at year end 2000, 1999 and 1998, respectively. Group equity, defined as shareholders' equity and minority interest in shareholders' equity, represented 12% of total assets at the end of 2000 compared to 19% at the end of fiscal 1999 and 17% at the end of fiscal 1998.

Shareholders' equity determined in accordance with U.S. GAAP would have been EUR 13,571 million at fiscal year end 2000, compared to EUR 8,106 million at fiscal year end 1999 and EUR 6,652 million at fiscal year end 1998. The principal differences between Dutch GAAP and U.S. GAAP affecting shareholders' equity are the accounting treatment of goodwill, pensions and provisions. See note 23 to the consolidated financial statements, included elsewhere in this annual report.


Recent Developments

In January 2001, Superdiplo signed an agreement to acquire Cemetro, a chain of 24 supermarkets in the Canary Islands with annualized sales of approximately EUR 45 million. The acquisition of Cemetro is currently subject to regulatory approval. For further information relating to Superdiplo, please see Item 4 - "Information on the Company".

In February 2001, we entered into separate leverage lease transactions relating to the purchase of interests in 46 commercial properties in the United States. In these transactions, certain of our U.S. subsidiaries sold their interests in the properties to separate limited liability companies formed by unaffiliated equity participants. The purchasers then leased the properties to Ahold Lease U.S.A., Inc., our indirect wholly-owned subsidiary, which subleased the properties to the relevant U.S. operating companies. We have guaranteed Ahold Lease U.S.A., Inc.'s, payment and performance obligations under each of the leases. In connection with each property, the relevant purchaser issued notes to two pass through trusts which in turn issued pass through certificates in an offering exempt from registration under the U.S. Securities Act of 1933 pursuant to Rule 144A thereunder. The pass through certificates were issued in two series: $313,665,000 fully accreted principal amount of 7.82% pass through certificates with a final distribution date of January 2, 2020 and $250,720,000 fully accreted principal amount of 8.62% pass through certificates with a final distribution date of January 2, 2025. Payments on the notes, and hence the pass through certificates, will come from the rent payments due from Ahold Lease under the leases. Proceeds from the issuance of the pass through certificates were used to finance the purchase price of the notes, which in turn were used by the purchasers to finance a portion of the purchase price of the 46 properties. We obtained off balance sheet treatment for the debt included in the leveraged lease transactions and we received gross proceeds of approximately $638 million, which were used to repay indebtedness under our revolving credit agreements, a portion of which was incurred in connection with our acquisitions of PYA/Monarch and of certain commercial real estate properties in the United States.

In February 2001, two of our U.S. operating companies, Tops and Stop & Shop, signed an agreement to acquire 56 supermarkets and eight sites from C&S Wholesale Distributors, which acquired the locations from Grand Union. Stop & Shop is in the process of integrating 36 stores and the eight sites with Tops integrating the remaining 20 stores. We will take an unusual charge of about $50 million to cover the costs of store conversions. The total transaction size amounted to approximately $178 million and is expected to positively impact earnings per share as of 2002.

In February 2001, U.S. Foodservice acquired Parkway Food Service, a broadline food service distributor in western Florida. Parkway reported sales of approximately $85 million for its fiscal 2000 and is headquartered in Clearwater, Florida. Parkway services over 1,000 accounts, mostly restaurants, schools, universities and health care institutions. Parkway will be consolidated as of the first quarter 2001.

In March 2001, U.S. Foodservice signed a letter of intent to acquire Mutual Distributors, Inc., a broadline food service distributor in Florida, which reported annual sales of approximately $300 million for its fiscal year 2000. Mutual, a privately held company, is headquartered in Lakeland, Florida and services over 4,200 accounts, which include restaurants, schools, universities and health care institutions.

In March 2001, we announced that we have signed a letter of intent to divest Jamin, our confectionery chain, because with 2000 net sales of approximately EUR 36 million, the scale of its operations no longer was consistent with our core activities.

In March 2001, we announced that we had signed a letter of intent to sell four of Marvelo's product groups to third parties.

In March 2001, Royal Ahold, which owns all of the voting shares of Bompreco and 61.2% of the non-voting shares of Bompreco, announced that it planned to buy the remaining non-voting shares of Bompreco.

On April 9, 2001, we announced a proposal for two new Supervisory Board members and two Executive Board members. These appointments will be effective as from September 1, 2001, conditionally upon the amendment to the Articles of Association which is to be submitted to the General Meeting of Shareholders on May 15, 2001. For more information on these proposals, please see Item 6 "Directors, Senior Management and Employees-Supervisory Board."


Strategic Outlook

We expect that net sales and operating results in fiscal 2001, which will consist of 52 weeks, will improve in all regions. We also anticipate that our acquisition strategy in fiscal 2001 will be less robust as compared to fiscal 2000. Based on our current business plan, and barring any unforeseen events or economic changes, our overall financial target is to increase net earnings per share by 15% in 2001 (excluding currency impact, unusual items and goodwill amortization), while improving our return on invested capital of our existing business. Realization of our earnings targets, of course, is dependent upon many factors and we cannot assure you that we will be able to realize this growth.

We expect that our retail subsidiaries will continue to generate organic sales growth, driven by investments in square footage and improvements in sales per square foot. Flexible, innovative solutions in the areas of home meal replacement, internet-based delivery services and value-added services are anticipated to contribute to top line growth. The development of loyalty card programs throughout our retail network will continue to aid us in tailoring our assortment to meet local customers' needs. Additionally, we anticipate that developments in the area of category management, micro-merchandising and expansion of specialty and non-food assortment will contribute to both growth in net sales and margin improvements.

In the United States, we expect a 7% increase in square footage to contribute to organic sales growth in our retail channel. Cooperation between our food service and retail divisions will increasingly enhance our ability to offer a variety of mealtime solutions to our customers. The synergies gained from combining U.S. Foodservice with PYA/Monarch are expected to lead to margin improvements in our food service division. Centralization of corporate functions among our retail subsidiaries should also positively impact operating margins. Overall, increased concentration of our U.S. business will support us in ensuring the quality of our supply chain.

In Europe, growth in net sales and operating earnings in The Netherlands is anticipated in all areas of activities. Our focus in Poland will be to generate net sales growth with an aim to break even within a two-year time frame. Planned store openings, primarily compact hypermarkets, will lead that growth. In the Czech Republic, our store opening program, including new hypermarkets, will continue together with our announced plans to expand the business into Slovakia. Following our acquisition of Superdiplo, we have a solid platform from which we will continue to build and consolidate our presence in the Spanish retail sector. In Scandinavia, we anticipate continued improvements in our business at both the top and bottom line. Specifically, the implementation of a new business model in Sweden with regard to the associated store arrangements, is expected to boost growth in sales to associated stores beginning in 2001.

In Central America, we will continue to explore opportunities to expand into neighboring countries through our local partnership, Paiz Ahold, which holds a majority stake of La Fragua. We intend to step up investment in our stores and logistics in Brazil, including our plans for a central distribution center in Recife. With economic difficulties in Argentina being forecasted to continue in fiscal 2001, we plan to continue the development of our compact hypermarket formula, which is intended to offer customers a price competitive proposition.

In fiscal 2001, the focus of our operations in Malaysia, Thailand and Indonesia will continue to center upon building a profitable business.

Throughout our network, we will prudently pursue opportunities to strengthen our market performance and make acquisitions when and where applicable. In an on-going effort to control costs within our network, we will continue our continental approach to providing support services to our business, including accelerated integration of our European business. Our multi-channel, multi-format strategy grants us the flexibility to react to the ever-changing consumption patterns of our customers and will continue to be our strength going forward.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Supervisory Board

Our Supervisory Board is an independent and self-electing entity. The Supervisory Board must consist of at least three members. As a member's term expires or as a member retires, the ongoing members vote on replacement or re-appointment. Supervisory Board members are elected for a term of four years and may be re-elected thereafter. A member of the Supervisory Board must retire upon reaching the age of 72. Persons employed by us or a dependent company ("afhankelijke maatschappij") cannot be members of the Supervisory Board.

The Supervisory Board has the power to appoint and discharge members of our Corporate Executive Board, the right to approve certain important management decisions, and the power to adopt the annual financial accounts. In addition, the Supervisory Board supervises the policies conducted by the Corporate Executive Board, as well as our general course of affairs and our business. In performing their duties, members of the Supervisory Board must consider the interests of Royal Ahold and its business.

The General Meeting of Shareholders or a duly appointed committee thereof, the Corporate Executive Board and the Central Works Council, in its capacity as the representative of our employees, may make a non-binding recommendation for candidates to fill a vacancy on the Supervisory Board. In addition, the General Meeting of Shareholders and the Central Works Council have the right to object to a proposed appointment of a member of the Supervisory Board. The appointment will take place if such objection is declared invalid by the Enterprise Chamber ("Ondernemingskamer") of the Amsterdam Court of Appeal.

A member of the Supervisory Board may be dismissed by the Enterprise Chamber of the Amsterdam Court of Appeal for neglect of duties, for certain other serious reasons or following a significant change in circumstances as a result of which continued membership is no longer reasonable.

The Supervisory Board and the Corporate Executive Board intend to present a proposal to amend our Articles of Association, which would be submitted to the General Meeting of Shareholders of the Company to be held on May 15, 2001. If the proposed amendments to the Articles of Association are adopted, the members of both the Corporate Executive Board and the Supervisory Board would be appointed, suspended and dismissed by the General Meeting of Shareholders. Such appointment, however, will be subject to a binding nomination by the Supervisory Board, unless overruled by at least a two-thirds majority of the votes cast in the General Meeting of Shareholders. Such majority, however, must represent more than half of the issued share capital. The resolution of the General Meeting of Shareholders to suspend or dismiss a member of either the Corporate Executive Board or the Supervisory Board is also subject to the qualified majority and quorum requirements. The proposed amendments would eliminate the requirement for the Supervisory Board to approve a number of important resolutions. However, under the amended Articles of Association, the Supervisory Board would retain the right to approve certain resolutions of the Corporate Executive Board. Futhermore, the proposed amendments to the Articles of Association would enable the Supervisory Board to provide the Corporate Executive Board with a list of the executive resolutions that would be subject to approval by the Supervisory Board. The Articles of Association, if amended, would no longer provide for the possibility of creating a shareholders' committee. In addition, the General
Meeting of Shareholders would be given the authority to adopt the annual accounts at that meeting.

On April 9, 2001, we announced a proposal for two new Supervisory Board members and two Executive Board members. These appointments will be effective as from September 1, 2001, conditionally upon the amendment to the Articles of Association which is to be submitted to the General Meeting of Shareholders on May 15, 2001. For more information on these proposed amendments, please see this
Item 6 "Directors, Senior Management and Employees-Supervisory Board."

In accordance with the provisions of article 21, sub 4 of the proposed Articles of Association, the Supervisory Board anticipates nominating Mr. R.G. Tobin at the top of the binding nominations for a member of the Supervisory Board on the grounds of his experience and merits. The particulars of the nominated candidates are as follows:

1. Mr. R.G. Tobin, age 62-Currently a member of the Executive Board of Koninklijke Ahold N.V. and Chairman of Ahold USA, Inc.
2.   Mr. R. Fahlin, age 62-Formerly the Chairman and President of ICA Ahold AB

In accordance with the provisions of article 21, sub 4 of the proposed Articles of Association, the Supervisory Board anticipates nominating Mr. R.Fahlin at the top of the binding nominations for a member of the Supervisory Board on the grounds of his experience and merits. The particulars of the nominated candidates are as follows:

1.   Mr. R. Fahlin, age 62-Formerly the Chairman and President of ICA Ahold AB
2. Prof. M. van Olffen, age 39-Currently the Civil law notary in Amsterdam, partner of De Brauw Blackstone Westbroek, N.V.

In accordance with the provisions of article 16, sub 4 of the proposed Articles of Association, the Supervisory Board anticipates nominating Mr. W.J. Grize at the top of the binding nominations for a member of the Executive Board on the grounds of his experience and merits. The particulars of the nominated candidates are as follows:

1.   Mr. W.J. Grize, age 54-Currently the President and CEO of Ahold USA, Inc
2.   Mr. J. Miller, age 52-Currently the President and CEO of U.S.  Foodservice,
     Inc.

In accordance with the provisions of article 16, sub 4 of the proposed Articles of Association, the Supervisory Board anticipates nominating Mr. J. Miller at the top of the binding nominations for a member of the Executive Board on the grounds of his experience and merits. The particulars of the nominated candidates are as follows

1.   Mr. J. Miller, age 52-Currently the President and CEO of U.S.  Foodservice,
     Inc.
2. Prof. S.E. Eisma, age 52-Currently a lawyer in the Hague, partner of De Brauw Blackstone Westbroek, NV.

As of March 30, 2001, the members of the Supervisory Board were as follows:


NAME                        DATE OF BIRTH          BUSINESS EXPERIENCE AND ACTIVITIES
H. de Ruiter                March 3, 1934          Henny de Ruiter is a Dutch national.  He was first appointed
(Chairman)                                         in 1994 and has been  reappointed  until 2002. Mr. De Ruiter is a former  Managing  Director  and  also a  member  of the
                                                   Supervisory   Board   of  N.V.   Koninklijke   Nederlandsche
                                                   Petroleum  Maatschappij.  In addition, he is a member of the
                                                   Supervisory Boards of Aegon N.V., Beers N.V., Heineken N.V.,
                                                   Corus Group PLC, Vopak N.V. and Wolters Kluwer N.V.

R.J. Nelissen               April 4, 1931          Roelof  J.  Nelissen  is a  Dutch  national.  He  was  first
(Vice Chairman)                                    appointed in 1981 and has been  reappointed  until 2001. Mr.
                                                   Nelissen  is a  former  Chairman  of the  Board  of ABN AMRO
                                                   Holding  N.V.  and ABN AMRO Bank N.V. He is also a member of
                                                   the   Supervisory   Board  of  N.V.   Luchthaven   Schiphol,
                                                   Koninklijke   Boskalis   Westminster  N.V.,   Schiphol  Area
                                                   Development   Company,   Daimler  Chrysler  Nederland  B.V.,
                                                   Elsevier N.V., Reed Elsevier PLC, ABN AMRO Holding N.V., ABN
                                                   AMRO Bank N.V. and International  Flavors and Fragrances IFF
                                                   (Nederland) BV.

J.A. van Kemenade           June 3, 1937           Jos A.  van  Kemenade  is a  Dutch  national.  He was  first appointed  in 1996 and has been  reappointed  until the year
                                                   2004. Mr. van Kemenade is the Queen's  Commissioner  for the
                                                   Dutch province of North Holland.  He is also a member of the
                                                   Supervisory Board of De Nederlandsche Bank N.V.

C. Boonstra                 January 7, 1938        Cor Boonstra is a Dutch national.  He was appointed in 2000.
                                                   Mr.  Boonstra is a former  President of Sara Lee/DE and Sara
                                                   Lee Corporation in the United States. He is the President of
                                                   Royal Phillips Electronics. Mr. Boonstra is also a member of the Supervisory Board of the Technical University Eindhoven,
                                                   Amstelland  N.V.,  Atos-Origin,  Sara Lee/DE N.V. and Hunter
                                                   Douglas International N.V.

Sir Michael Perry           February 26, 1934      Sir  Michael  Perry  CBE  is  a  British  national.  He  was appointed in 1997 and his term runs until 2004.  Sir Michael is a former  Chairman  of  Unilever,PLC.  He is  Chairman of
                                                   Centrica PLC,  Chairman of the Dunlop  Slazenger  Group Ltd,
                                                   Deputy Chairman of Bass PLC, Non-Executive Director of Marks
                                                   & Spencer PLC, President of the Marketing Council,  Chairman
                                                   of the Shakespeare  Globe Trust,  President of the Liverpool
                                                   School  of  Tropical  Medicine,   Chairman  of  the  British
                                                   Government's  Senior  Salaries  Review Body and President of
                                                   the Anglo Nederlands Society.

L.J.R. de Vink              February 12, 1945      Lodewijk  J.R.  de  Vink  is an  American  national.  He was appointed in 1998 and his term runs until 2002.  Mr. de Vink is a former  Chairman,  President & Chief Executive  Officer and Director of Warner-Lambert  Company. He is also a member of the  Board  of the  National  Foundation  for  Infectious
                                                   Diseases,   United   Negro   College   Fund  and   Nijenrode
                                                   University,  National Actors Theater,  New Jersey Performing
                                                   Arts Center and Advisory Board of Sotheby's.

Corporate Executive Board

The Corporate Executive Board is responsible for the management of our business. The Corporate Executive Board must consist of at least three members. Members of the Corporate Executive Board are appointed and discharged by the Supervisory Board. There is no stated term of office for Corporate Executive Board members or other executive officers.

As of March 30, 2001, the members of the Corporate Executive Board were as follows:

NAME                        DATE OF BIRTH          BUSINESS EXPERIENCE AND ACTIVITIES
C.H. van der Hoeven         September 9, 1947      Cees van der Hoeven  joined Royal Ahold in 1985 as Executive
President                                          Vice  President  of  Finance  and  Administration.   He  was
                                                   appointed President/CEO in March 1993. In this position, Mr.
                                                   van der Hoeven is responsible for  management,  development, communications, global sourcing, and legal affairs. Prior to joining  Ahold,  Mr. van der  Hoeven  held the  position  of
                                                   Finance  Director  of  Petroleum  Development   Corporation,
                                                   Finance Director for Nederlandse Aardolie Maatschappij (NAM)
                                                   and various  positions with Royal Shell  International.  Mr.
                                                   van der Hoeven is also a member of the Supervisory  Board of
                                                   ABN AMRO Bank N.V., KPN (Royal Dutch Telecom) and LVMH (Moet
                                                   Hennessy Louis Vuitton).


J.G. Andreae                April 25, 1946         Jan Andreae  joined Royal Ahold in 1980 and has held various positions  since that time,  including  President  of Albert
                                                   Heijn  and his  most  recent  position  as a  member  of the
                                                   Corporate  Executive Board. Mr. Andreae was appointed to the
                                                   board  in  1997  and  is   responsible   for  our   European
                                                   operations.  Mr.  Andreae  is  also  the  President  of  the
                                                   Supervisory  Board  of SVM  (foundation  for  packaging  and environment),  Chairman of Raad NDH (Dutch Retail  Council),
                                                   President of ERRT (European  Retail Round Table),  Member of
                                                   the  Supervisory  Council  Hogeschool  Amsterdam,  and Board
                                                   member of CIES.


A.M. Meurs                  November 5, 1950       Michiel  Meurs joined Royal Ahold in 1992 as Vice  President
                                                   Finance and has since then held the positions of Senior Vice
                                                   President   Finance,    Senior   Vice   President   Business
                                                   Development  and Member of the Executive  Board and CFO. Mr.
                                                   Meurs  was  appointed  to the  Board  in  April  1997 and is responsible for the administration,  finance, internal audit and business  development  of Royal Ahold.  Prior to joining
                                                   Ahold, Mr. Meurs worked as the Senior Vice President for ABN
                                                   AMRO Bank in Rotterdam and various other  positions with ABN
                                                   Bank in The Netherlands  and Singapore.  Mr. Meurs is also a member of the Supervisory Board of Van der Hoop Effectenbank
                                                   N.V.  and a member of the  Supervisory  Board of  Schuitema,
                                                   N.V.

A.S. Noddle                 August 7, 1940         Allan  Noddle  officially  joined  Royal  Ahold in 1981 when
                                                   Giant Food Stores, Inc., for which he was the Vice President of Sales and later  President and CEO, was acquired by Royal
                                                   Ahold.  In  1997,  Mr.  Noddle  moved  to  the  position  of
                                                   President  and CEO of Ahold  USA  Support  Services  and was
                                                   appointed  as a member of the  Executive  Board in 1998.  In this  position,  Mr.  Noddle  is  responsible  for our Latin
                                                   American and Asia Pacific  operations.  Mr.  Noddle has also served on the Board of Directors of Junior Achievement,  the
                                                   Better Business Bureau, the YMCA, Capital Health Foundation,
                                                   Allied  Arts,  Jewish  Community  Center,   Hershey  Medical
                                                   Center,  United  Jewish  Community,  and  Chairman  of Topco
                                                   Associates.


R.G. Tobin                  July 13, 1938          Robert Tobin officially joined Royal Ahold in 1996 when Stop
(expected to retire in 2001)                       & Shop  Companies,  Inc. for which he was President and CEO, was  acquired by Royal Ahold.  Mr. Tobin was  appointed as a member of the Executive Board in 1998. In this position,  he is responsible for our operations  within the United States.
                                                   Mr. Tobin is also a member of the Board of Directors for the
                                                   Food  Marketing  Institute  and a  member  of the  Board  of
                                                   Overseers for the Dana-Farber Cancer Institute.


M.P.M. de Raad              January 7, 1945        Theo de Raad  joined  Royal Ahold in 2001 as a member of the
                                                   Executive   Board.   Mr.  de  Raad  is  expected  to  assume
                                                   responsibility  for our  Latin  American  and  Asia  Pacific operations.  Prior to  joining  Ahold,  Mr. de Raad held the position of a member of the Executive  Board of Directors of
                                                   METRO AG,  Chairman of the  Executive  Board of Directors of
                                                   SHV  MAKRO  NV  and a  member  of  the  Executive  Board  of
                                                   Directors of SHV Holdings N.V.

Other Executive Officers
As of March 30, 2001, other key executive officers who are not members of the Corporate Executive Board were as follows:


NAME                        DATE OF BIRTH          BUSINESS EXPERIENCE AND ACTIVITIES
G.J.G. van Breen            November 16, 1956      Gerard  van  Breen  joined  Ahold  in 1987 as the  Marketing
                                                   Manager of Albert  Heijn  Institutional  Food Supply and has
                                                   held several  Marketing  positions  within the company since that time.  In January 2000, he was appointed to Senior Vice
                                                   President of Ahold Global Sourcing.  Prior to joining Ahold,
                                                   Mr. Van Breen held  various  marketing  and sales  positions within Colgate  Palmolive  Benelux  (Belgium) and Weesp (The
                                                   Netherlands).  Mr.  van  Breen is also the  chairman  of the
                                                   Supervisory Board of AMS Marketing Service B.V. and a member of the Advisory Board European Food Management  Institute of
                                                   the Erasmus University.

A.J. Brouwer                September 27, 1961     Arthur Brouwer joined Ahold in 1992 as the Vice President of
                                                   Management  Development and Organization and was promoted to
                                                   Senior  Vice   President  of  Management   Development   and
                                                   Organization  in October 1997.  Prior to joining Ahold,  Mr.
                                                   Brouwer  held the  position  of Manager  of Human  Resources
                                                   Planning and  Development  at  Mercedes-Benz  Nederland B.V.
                                                   Currently,  Mr. Brouwer is also the Chief Support Officer of the European Competence Center

A. Buitenhuis               February 1, 1947       Andre  Buitenhuis  joined Ahold in 1983 as Vice President in
                                                   Ahold corporate  financial  staff. In 1996, he was appointed as Senior  Vice  President  of Finance  and Fiscal  Affairs.
                                                   Prior to joining Ahold, Mr.  Buitenhuis held a position with the  Dutch  Revenue  Service  and  served  on the  Amsterdam
                                                   Corporate Income Tax Inspectorate.  Mr. Buitenhuis is also a member of the Amcham's Tax Committee.

P.P.M. Ekelschot            April 3, 1942          Paul Ekelschot joined Ahold in 1989. He held the position of
                                                   Senior  Vice  President  of  Internal  Audit from April 1997 through April 1, 2000 and was then  appointed to Senior Vice
                                                   President of Financial Services. Prior to joining Ahold, Mr.
                                                   Ekelschot  held the positions of Vice  President of Internal
                                                   Audit  at  Philips  France  and  Head of  Internal  Audit at
                                                   Polygram  B.V.  Currently,  Mr.  Ekelschot  is  also a Board
                                                   Member  of  the  Dutch   Institute   of   Certified   Public
                                                   Accountants (Royal Nivra).

H. Gobes                    August 15, 1938        Hans Gobes  joined  Ahold in 1990 in the  position of Senior
                                                   Vice  President of  Communications.  Prior to joining Ahold,
                                                   Mr.  Gobes held the  position of Director of  Communications
                                                   for  DSM   chemical   company  and   several   international
                                                   communication    positions   for   the   American   Polaroid
                                                   Corporation.

A.H.P.M. van Tielraden      September 1, 1955      Ton van Tielraden joined Ahold in 1997 as the Vice President and Deputy General  Counsel and was promoted in January 2000 to  Senior  Vice  President  of Legal  Affairs  and  General
                                                   Counsel.  Prior to joining Ahold, Mr. Van Tielraden held the position of Director of Legal  Affairs for  Hagemeyer  N.V.,
                                                   Senior Legal Advisor for Unilever B.V., and General  Counsel
                                                   for Quest International.

L.A.P.A. Verhelst           May 31, 1943           Bert Verhelst joined Ahold in 1997 in the position of Senior
                                                   Vice  President of  Administration.  Prior to joining Ahold,
                                                   Mr.  Verhelst  was a Member  of the Board of  Directors  for
                                                   Koninklijke  BolsWessanen  N.V.  ,  Member  of the  Board of
                                                   Directors of N.V. Koninklijke  Distilleerderijen Erven Lucas
                                                   Bols and Managing Director of Pays-Bas Property Fund N.V.

N.L.J. Berger               December 20, 1952      Nol Berger  joined  Ahold in 1989 in the  position of Deputy
                                                   General  Counsel.  In 1994,  he was  appointed  as Corporate
                                                   Secretary of Royal Ahold. Prior to joining Ahold, Mr. Berger
                                                   held  positions  with   Amsterdam-Rotterdam  Bank  N.V.  and
                                                   Nederlandsche Credietverzekering Mij. N.V.

J.P. Herweijer              May 27, 1950           Jan Pieter Herweijer joined Ahold in 2000 as the Senior Vice
                                                   President of IS&T.  Prior to joining  Ahold,  Mr.  Herweijer held the position of Vice President of Professional Services and Global Processes at Origin  International,  Director and
                                                   Chairman of IBM Global Services  Netherlands and a Member of
                                                   the Board of Getronics N.V.

Th. Smit                    July 25, 1956          Thijs Smit joined Ahold in August of 2000 in the position of
                                                   Senior Vice  President of Internal  Audit  Europe.  Prior to
                                                   joining  Ahold,  Mr. Smit held the  positions of Director of
                                                   Audit at Corus,  Head of Internal  Audit at Royal  Hoogovens
                                                   N.V., Director of Finance at Belgische  Distributie and Head
                                                   of Internal Audit at PTT Post. Currently, Mr. Smit is also a
                                                   Boardmember   of  the   Institute   of   Internal   Auditors
                                                   Netherlands and participates in several committees regarding the audit profession.

R.J. van Solt               May 5, 1948            Ronald van Solt  joined  Ahold in 1976 and has held  various positions in the company  since that time.  Mr. van Solt was appointed to the position of Senior Executive Vice President of Strategy  and  Planning in 2000.  Prior to this,  Mr. Van
                                                   Solt held the positions of President and CEO of Albert Heijn
                                                   B.V. and Senior Vice  President of Business  Development  of
                                                   Albert Heijn B.V.


Compensation of Directors and Officers
The aggregate amount of compensation paid by us in fiscal 2000 for services in all capacities to the Supervisory Board (the "Directors") and the Corporate Executive Board, the Senior Vice Presidents and the Corporate Secretary of Royal Ahold (collectively referred to as the "Officers") was EUR 12.0 million. In addition, in fiscal 2000, we made aggregate contributions in the amount of EUR
2.0 million to pension plans on behalf of the Directors and Officers. A portion of the compensation of the members of the Corporate Executive Board is based on the outcome of key performance indicators. Currently, no other service contracts other than those described above, exist which provide benefits to officers or directors upon termination of service.

Share Ownership
For full disclosure of stock options held by Officers and Directors, along with a description of the stock option plan, please see note 15 to the consolidated financial statements included elsewhere in this annual report.

In addition, as of March 30, 2001, the members of our Corporate Executive Board were personally holders of 3,458 Royal Ahold common shares. Of these shares, Mr. C.H. van der Hoeven held 1,699, Mr. A.M. Meurs held 334 and Mr. A.S. Noddle held 1,425, all of which are substantially less than 1% of the total share capital. The members of our Executive Board are not indirect owners other than as disclosed under Item 9, nor do they hold any power of attorney to vote on common shares nor do they hold voting rights through any intermediate person. Likewise, the members of the Corporate Executive Board are not direct or indirect owners nor do they hold any power of attorney to vote on cumulative preferred financing shares.

As of March 30, 2001, the members of the Supervisory Board do not own, either directly or indirectly, or on behalf of other companies or third parties any common shares or cumulative preferred financing shares.

Audit Committee
The audit committee is responsible for providing on behalf of the Supervisory Board, supervision of our accounting and reporting policies and procedures, as well as the supervision of risk assessment and internal controls. In fulfilling their responsibilities, it is recognized that members of the audit committee are not, and do not represent themselves to be, accountants or auditors by profession, nor experts in the field of accounting and auditing, but rather to have a basic understanding of the financial statements and condition of the company.

The audit committee is comprised of at least three members of the Supervisory Board and is chaired by the President of the Supervisory Board. Members of the audit committee are elected by the Supervisory Board for a period of two years and serve until their successors are duly elected and qualified. As of March 30, 2001, the audit committee members were as follows:

H. de Ruiter
R.J. Nelissen
Sir Michael Perry

Remuneration Committee
The remuneration committee is responsible for the review and proposal to the Supervisory Board of the remuneration of the members of the Corporate Executive Board. The remuneration committee is comprised of three members of the Supervisory Board. Members of the remuneration committee are elected by the Supervisory Board for a period of two years and serve until their successors are duly elected and qualified. As of March 30, 2001, the remuneration committee members were as follows:

H. de Ruiter
R.J. Nelissen
Sir Michael Perry

Employees
The average number of associates employed by us in fiscal 2000 were:
o  152,628 in the United States;
o  113,724 in Europe;
o  57,446 in Latin America; and
o  8,288 in Asia Pacific.

A large portion of these 332,086 employees were part-time employees. As of the end of fiscal 2000, we had 279,533 full-time employee equivalents compared to 219,587 as of the end of fiscal 1999 and 201,461 as of the end of fiscal 1998. The number of employees rose in 2000 primarily because of acquisitions and opening of new stores.

Employees of our subsidiaries in The Netherlands who are also customers of our supermarket chain, Albert Heijn, are entitled to participate in the AH Vaste Klanten Fonds ("AHVKF" or "Dutch Customer Fund"). The AHVKF is an arrangement through which customers of Royal Ahold's Dutch supermarket chain, Albert Heijn, as well as our employees in the Netherlands and members of our Corporate Executive Board and Supervisory Board, can indirectly benefit from the profitability of Royal Ahold. Fortis Investment Management Netherlands N.V. is responsible for investing half of the funds of AHVKF in our common shares listed on Euronext Amsterdam. The other half of the funds of the AHVKF is lent to us at the European Central Bank rate plus 1.25%. N.V. Nederlandsch Administratie en Trustkantoor ("NATK", Dutch for "Dutch Administration and Trust Office") in Amsterdam administers the AHVKF. As of December 31, 2000, AHVKF held 5,962,899 common shares.

As of March 30, 2001 the members of our Corporate Executive Board of Royal Ahold were personally direct holders of 29,451 units in the AHVKF. Of these participations Mr. C.H. van der Hoeven held 14,726, Mr. A.M. Meurs 4,908 and Mr. J.G. Andreae 9,817. As of March 30, 2001, the members of our Corporate Executive Board do not own on behalf of third parties or other companies any participations in the AHVKF. As of March 30, 2001, the members of the Supervisory Board do not own, either directly or indirectly, on their own behalf or on behalf of other companies or third parties any common participations in the AHVKF.

Related Party Transactions
In January 1994, a group of our Dutch managers and employees replaced a EUR 15 million capital investment in the AHVKF, an independent investment fund which invests all of its assets in our shares and debt. The capital investment had been held by Het Weerpad B.V., an investment company of the Heijn family, founders of Royal Ahold. We made loans to this group of managers and employees, which included some of our Officers, to assist them with their investment in the Fund. These floating-rate loans, bearing fluctuating interest based on the European Central Bank interest rates on deposits, are generally due in ten years from issuance or upon an individual's termination of employment, if earlier, and are secured by each individual's corresponding investment in the Fund.

In July 1996 and April 1998, additional loans were granted to our Dutch managers and employees to purchase additional investments in the Fund. Some Officers participated in these purchases. As of the end of fiscal 2000, a total of EUR
55.8 million of loans was outstanding from approximately 4,300 Dutch managers and employees including EUR 1.8 million in amounts due from our Officers.

Collective Bargaining Relative to Royal Ahold
The legal framework regarding our labor relationships is provided for in applicable collective agreements depending on the geographic location of individual stores and distribution facilities.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. Except as described under "Cumulative Preferred Shares" below, there are no arrangements known to us that may, at a subsequent date, result in a change in our control.

Cumulative Preferred Shares

In March 1989 we, together with Stichting Ahold Continuiteit ("SAC" or "Ahold Continuity Foundation"), entered into an agreement (the "option agreement"). This option agreement was amended and restated in April 1994 and March 1997. Pursuant to this option agreement, SAC was granted an option to acquire from us, from time to time until March 2004, cumulative preferred shares up to a total par value that is equal to the total par value of all issued and outstanding shares of our capital stock at the time of exercising the option. We have the right, pursuant to the option agreement, to place cumulative preferred shares with SAC up to a total par value that is equal to the total nominal value of all issued and outstanding shares of our capital stock at the time of placing the cumulative preferred shares. The holders of the cumulative preferred shares are entitled to 2,000 votes per share and a cumulative dividend on the outstanding and paid-up shares, based on AIBOR, with a minimum dividend of 5.75%. Subject to limited exceptions, each transfer of cumulative preferred shares requires the approval of the Corporate Executive Board. Cumulative preferred shares can only be issued in registered form. No share certificates are issued for cumulative preferred shares.

We may stipulate that only 25% of the nominal value will be paid upon subscription for cumulative preferred shares until payment in full of the par value is later called by us. No cumulative preferred shares have been issued or were outstanding during fiscal years 2000, 1999 or 1998.

The  option   agreement  and  the  cumulative   preferred  shares  have  certain
anti-takeover effects. The issuance of all authorized cumulative preferred shares will cause substantial dilution of the effective voting power of any shareholder, including a shareholder that attempts to acquire us, and could have the effect of delaying, deferring and preventing a change in our control.

SAC is a non-membership organization with a self-appointed managing board, organized under the laws of The Netherlands. Its statutory objectives are to enhance our continuity and identity in case of a hostile take-over attempt. As of March 30, 2001, the members of the board of the SAC were:

Name                   Principal occupation or relation to Royal Ahold
Voting members
J.J. Slechte           Former President of Shell Nederland B.V.
W.E. de Vin            Former Civil Law Notary
P.J. van Dun           Former Executive Vice President of Royal Ahold

Non-voting members
H. de Ruiter           Chairman of the Supervisory Board of Royal Ahold
C.H. van der Hoeven    President of the Corporate Executive Board of Royal Ahold

Significant ownership of voting shares, including cumulative preferred financing shares

Under the 1996 Netherlands' Act of Disclosure of Holdings in Listed Companies, or the Disclosure Act, any person who, directly or indirectly, acquires or disposes of an interest in the capital or the voting rights of a public limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area, must give a written notice to the company of such acquisition or disposal, if as a result of such acquisition or disposal the percentage of legal or beneficial capital interest or voting rights held by such person falls within another percentage range as compared to the percentage range held by such person prior to such acquisition or disposal. The percentage ranges are 0-5, 5-10, 10-25, 25-50, 50-66 2/3 and over 66 2/3.

As of March 30, 2001, except as discussed below we do not know of any persons that own of record or beneficially more than 5% of any class of capital interest and/or voting rights. All of the issued and outstanding cumulative preferred financing shares are held by a trustee that issued corresponding depositary receipts to the following five investors: Fortis N.V., ING Groep N.V., Cooperatie Achmea U.A., Aegon N.V. and CGNU plc. These investors do not hold the voting rights in connection with these depositary receipts because the trustee exercises all of the voting rights attached to the cumulative preferred shares, as described in Item 10 - "Additional Information - Voting Rights".

Voting rights of shareholders owning more than 5% of any class of shares do not differ from other shareholders. For more details on voting rights please see
Item 10- "Additional Information - Articles of Association - Voting Rights" of this annual report.

With respect to the bearer common shares, we do not maintain a register of holders of such shares. Therefore, we do not know of the existence and identity of parties, if any, which own more than 5% of our common shares. Therefore, we do not know the number and percentage of common shares in bearer form held by directors and officers as a group.

For  information  on  the  number  of  registered  common  shares  and  American
Depositary Receipts held by holders having their registered address in the United States, please see Item 9 - "The Offer and Listing".

Related party transactions

See Item 6 - "Directors, senior management and employees - compensation of directors and officers".


ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information
Our consolidated financial statements have been audited by independent auditors in accordance with auditing standards generally accepted in The Netherlands and the United States. For a discussion of the principal differences between Dutch GAAP and U.S. GAAP relevant to Royal Ahold, please see note 23 to the consolidated financial statements, included elsewhere in this annual report. A consolidated balance sheet is presented for fiscal 2000 and 1999 along with a consolidated statement of income, statement of cashflow and statement of change in shareholders' equity which are presented for fiscal 2000, 1999 and 1998. Reference is made to Item 18 for detailed financial information.

Litigation and Legal Proceedings
We are involved in a litigation matter arising out of the December 2000 filing by Bradlees Stores, Inc. ("Bradlees Stores") for bankruptcy protection under Chapter 11 that was made in order to facilitate the wind-down and liquidation of its assets. As a result of a prior bankruptcy reorganization of Bradlees in 1995, Bradlees assumed approximately 102 leases, a majority of which were leases that Stop & Shop had assigned to Bradlees prior to Stop & Shop's 1992 spin-off of Bradlees. Under certain circumstances, it is likely that Stop & Shop will have potential liability under certain of these leases in the event of non-performance by Bradlees. Stop & Shop may retain liability under leases that are not purchased and are subsequently rejected by Bradlees as part of the bankruptcy proceeding begun in December 2000. S&S/B Lease Disposition LLC ("S&S/B"), which is wholly owned by Stop & Shop, has been involved in a litigation arising from an appeal by Vornado Realty Trust, which is the landlord with respect to some of the Bradlees leases, from a Bankruptcy Court decision approving a Lease Designation and Disposition Agreement between Bradlees Stores and New Horizons of Yonkers, Inc. (collectively "Bradlees") and S&S/B dated January 11, 2001 (the "Disposition Agreement"). S&S/B and Bradlees entered into the Disposition Agreement to provide for the sale and disposition of all of the Bradlees real property leases, including the leases under which Stop & Shop may have potential liability. Under the agreement, which was approved by the Bankruptcy Court following a hearing on January 30, 2001, (1) S&S/B is permitted to designate third party purchasers for all of the Bradlees leases, with all purchases being subject to a subsequent auction to maximize value, (2) S&S/B will guarantee that Bradlees receives at least $150 million from the proceeds of the sale of the leases to third parties, which guaranteed amount will be reduced by the amount of a substantial initial payment by S&S/B to Bradlees enabling Bradlees to pay off its senior secured working capital lenders that have a lien against certain of the Bradlees leases, (3) S&S/B and Bradlees will share additional proceeds after the recovery of certain expenses of selling those leases to third parties, including carrying costs and (4) S&S/B can exclude leases from the agreement which Bradlees has the right to reject if not otherwise sold, with S&S/B being responsible for Bradlees' lease rejection damages exceeding $30 million, which amount does not include rejection damages related to 17 specific leases which either are likely to be rejected or which have particularly high rejection damage payments. S&S/B may purchase some of the Bradlees leases, subject to an auction process where other parties would be entitled to submit bids. As of March 30, 2001, 33 of the Bradlees leases have been purchased.

On February 9, 2001, the United States District Court for the Southern District of New York upheld the Bankruptcy Court's decision to deny Vornado Realty Trust's challenge to the Disposition Agreement, except for the Bankruptcy Court's decision to allow S&S/B and Bradlees to allocate future rental increases under the Vornado leases. Neither Bradlees nor Vornado is expected to appeal this decision. In addition, S&S/B does not intend to appeal this decision. If the Disposition Agreement is not appealed from the District Court decision, we believe that any remaining contingent liability that we may have with respect to the Bradlees leases will not have any effect on our financial condition or operating results or, if the agreement is successfully appealed, that any such remaining contingent liability will not have a material effect on our financial condition or operating results.

We are currently involved in two litigation matters arising out of an Agreement and Plan of Merger, dated March 9, 1999 (the "Merger Agreement"), between us, our subsidiary Ahold Acquisition, and SMG-II Holdings Corp. ("SMG-II"), the indirect parent of the entity owning the Pathmark chain of supermarkets. Pursuant to the Merger Agreement, Ahold Acquisition was to acquire the Pathmark stores by merging with SMG-II. In accordance with the terms of the Merger Agreement, we terminated the Merger Agreement on December 16, 1999 because we did not obtain the necessary governmental antitrust approvals for the merger. Prior to our termination, SMG-II alleged that we had breached the Merger Agreement by failing to use "best efforts" to obtain all necessary approvals. We filed a complaint, and later an amended complaint, in New York State court seeking a declaratory judgment that (1) the "best efforts" provisions are unenforceable, (2) we did not breach any provision of the Merger Agreement, including the "best efforts" provisions, and (3) we properly terminated the Merger Agreement. SMG-II filed counterclaims seeking damages for (1) alleged breaches of the "best efforts" provisions (2) alleged breach of the implied covenant of good faith and fair dealing, and (3) unfair competition. The damages sought by SMG-II are not quantified. The parties have taken some written discovery and have produced documents. In April 2000, SMG-II brought a motion for partial summary judgment, seeking to dismiss our claim that the "best efforts" provisions in the merger agreement are unenforceable. We brought a cross-motion for summary judgment, claiming that the "best efforts" provisions are unenforceable as a matter of law, or have been satisfied. On December 5, 2000, the court granted our cross-motion for summary judgment, finding that the "best efforts" provisions were satisfied and dismissing SMG-II's claim that we breached the Merger Agreement. SMG-II has appealed this decision. On January 16, 2001, SMG-II also filed a motion to reargue or renew its motion for summary judgment. On January 16, 2001, we filed a motion to dismiss or for summary judgment on SMG-II's remaining causes of action under the implied covenant of good faith and fair dealing and unfair competition. We are awaiting the court's decision on these two motions.

We believe that we have good defenses to this claim and that any damages awarded against us would not be material to us. Accordingly, we believe this case will not have a material effect on our financial position or operating results.

In a separate matter, a holder of preferred stock in Supermarkets General Holding Corporation ("SMG"), a subsidiary of SMG-II, commenced a class action in a Delaware state court challenging the terms of the transaction contemplated by the Merger Agreement, essentially claiming that the consideration offered by Ahold Acquisition was unfairly allocated between SMG's preferred shareholders and its common shareholders. The parties to this litigation reached a class settlement dated June 9, 1999 (the "Settlement") and, as a result, Ahold Acquisition revised the tender offer. Following our termination of the Merger Agreement, the preferred shareholder filed a motion to enforce the Settlement. We opposed the motion to enforce the Settlement and also moved for a stay of this action pending resolution of the New York action described above. In a decision dated January 23, 2001, the court agreed with our position that Ahold Acquisition had complied with Settlement and denied the motion to enforce the Settlement.

We believe that we have good defenses to this claim and that any damages awarded against us would not be material to us. Accordingly, we believe this case will not have a material effect on our financial position or operating results.

There are no other material pending legal proceedings, other than ordinary routine litigation incidental to us and our subsidiaries' businesses, to which we or any of our subsidiaries is a party or of which any of our property is the subject.

Significant changes
For information on any changes or events that have occurred after the close of the balance sheet date on December 31, 2000, please see Item 5 - "Operating and Financial Review and Prospects - Recent Developments".


ITEM 9. THE OFFER AND LISTING

As of October 10, 2000, our Articles of Association have been amended to change the par value of all our shares to euros and to eliminate the convertible cumulative preferred financing shares.

The authorized share capital as of December 31, 2000 is composed of the following classes. For a full discussion of our share capital, please see note 15 of the consolidated financial statements, included elsewhere in this annual report.

       800,000 cumulative preferred shares of EUR 500 par value each; 400,000,000 cumulative preferred financing shares of EUR 0.25 par value each;
 1,200,000,000 common shares of EUR 0.25 each.

Euronext Amsterdam is the principal trading market for our common shares. Our common shares are also listed on the Swiss Exchange. As of December 31, 2000, the register of holders of registered common shares contained no names of holders having their registered address in the United States. The common shares trade in the United States on the New York Stock Exchange in the form of American Depositary Shares or ADSs and are evidenced by American Depositary Receipts or ADRs. The ADRs trade under the symbol "AHO".

The depositary for the ADSs is The Bank of New York (the "Depositary"). Each ADS evidences the right to receive one common share deposited under a deposit agreement for the ADSs. We have been informed by the Depositary that in the United States, as of December 31, 2000, there were 15,136,645 ADRs outstanding and 3,495 record owners compared with 10,491,243 ADRs outstanding and 3,437 record owners at the end of fiscal 1999.

Our U.S. associates are able to purchase our ADRs through the Associates Stock Purchase Plan ("ASPP") in the United States. Through the ASPP, employees may choose to purchase ADRs through voluntary payroll deductions. During fiscal 2000, approximately 306,021 ADRs were purchased by our U.S. associates pursuant to the ASPP.

The table below sets forth the high and low last sales prices during the periods indicated for our common shares on Euronext Amsterdam and the closing prices for our ADSs on the NYSE. The quarters used are our fiscal quarters.

Prior to January 1999, Euronext Amsterdam quoted sales prices in Dutch guilders. Effective January 1999, Euronext Amsterdam quotes sales prices in euros only. The prices indicated below in euros for fiscal 1998, 1997 and 1996 have been translated into euros at the fixed rate of EUR 1 = NLG 2.20371.

                            Euronext Amsterdam                 NYSE
                           High           Low             High         Low
                           n EUR per common share           in $ per ADR*
Fiscal 2000
First quarter              30.05         21.00           31.13        20.63
Second quarter             31.18         24.70           29.69        22.31
Third quarter              34.65         28.86           30.88        26.31
Fourth quarter             37.08         31.86           32.63        27.50

Fiscal 1999
First quarter              35.80         32.40           41 3/8        35 9/16
Second quarter             38.55         32.90           41 9/16       34 3/16
Third quarter              35.65         30.45           37 1/16       32 7/8
Fourth quarter             32.35         25.61           32 15/16      25 7/8
Fiscal 1998                31.76         23.46           31            25
Fiscal 1997                29.50         15.88           31 7/8        19 53/64
Fiscal 1996                16.40         10.06            9 17/25       6 1/2

                            Euronext Amsterdam                 NYSE
                           High           Low             High         Low
                           n EUR per common share           in $ per ADR*

Share prices for the most recent six months are as follows:

March 2001                 35.82         32.56           33.49        29.00
February 2001              35.19         32.65           32.65        29.96
January 2001               34.68         29.96           32.63        28.56
December 2000              36.94         32.30           32.63        29.00
November 2000              37.08         33.07           32.31        28.69
October 2000               34.85         31.43           29.44        27.75
Share prices on
March 30, 2001 were        35.35         34.68           31.25        30.09
----------
(*) Beginning January 29, 2001, share prices on the NYSE are quoted using decimals, however information for 2000 is also stated in decimals.


ITEM 10. ADDITIONAL INFORMATION

Articles of Association

Organization and Register
Royal Ahold was founded in 1887 and has been incorporated as a limited liability company under the laws of The Netherlands by notarial deed dated April 29,1920. Royal Ahold is registered with the Trade Register at the Chamber of Commerce and Industry for Amsterdam, office Zaanstreek under No. 35000363.

Purpose and Object
Pursuant to Article 2 of the Articles of Association, the object of Royal Ahold is:

"to promote or join others in promoting companies and enterprises, to participate in companies and enterprises, to finance -including the giving of guarantees and acting as surety for the benefit of third parties as security for liabilities of companies and enterprises with which the Company is joined in a group or in which the Company owns an interest or with which the Company collaborates in any other way-, to conduct the management of and to operate companies engaged in the wholesale and retail trade in consumer and utility products, to operate restaurants and companies engaged in rendering public services, including all acts and things which relate or may be conducive thereto in the broadest sense, as well as to promote, to participate in, to conduct the management of and, as the case may be, to operate businesses of any other kind."

The Articles of Association set forth the rules governing the operations of Royal Ahold and are incorporated by reference into this annual report. The Articles of Association have been amended most recently by a notarial deed dated October 10, 2000 executed before Mr. W. Gooijer, deputized by Prof. Mr. M. van Olffen, a civil law notary in Amsterdam. The most important changes are (1) the amendment of the authorized share capital to change the par value of our shares to euros; and (2) the elimination of the class of convertible cumulative preferred financing shares. The current Articles of Association are available to the public at the Trade Register of the Amsterdam Chamber of Commerce and Industries and at the Corporate office of Royal Ahold at Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands. The amended Articles of Association are filed as an exhibit to our Report on Form 6-K, dated October 31, 2000, which is available for public viewing at the public reference room of the Securities and Exchange Commission in Washington, D.C.

Share Capital
For a description of our share capital, please see Item 9 - "The Offer and Listing" and note 15 of the consolidated financial statements, included elsewhere in this annual report. Under this section - "Articles of Association", "share" refers to cumulative preferred shares, cumulative preferred financing shares and common shares, unless otherwise stated.

Pre-emptive Rights
Holders of cumulative preferred shares and holders of cumulative preferred financing shares do not have pre-emptive rights with respect to issues of common shares.

Holders of common shares have pro rata pre-emptive rights to subscribe for new issues of common shares in proportion to their holdings, except for:

(1) issues of shares to employees of Royal Ahold or employees of group companies; and

(2)  issues of shares in return for non-cash consideration.

For these purposes, issues of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.

Pre-emptive rights with respect to the common shares may be restricted or excluded by a resolution of the Corporate Executive Board subject to the approval of the Supervisory Board. The Corporate Executive Board has been delegated this authority by the General Meeting of Shareholders with respect to the common shares until May 6, 2002. The Corporate Executive Board's authority may be extended by the General Meeting of Shareholders. If no such extension is given, the restriction or exclusion of pre-emptive rights will require a resolution of the General Meeting of Shareholders upon a proposal by the Corporate Executive Board, which is subject to the approval of the Supervisory Board. The adoption by the General Meeting of Shareholders of a resolution restricting or excluding pre-emptive rights with respect to common shares requires a vote of (1) a majority of the votes cast if at least half of the issued and outstanding share capital is present or represented at the meeting or
(2) at least two-thirds of the votes cast if less than half of the issued and outstanding capital is present or represented at the meeting.

Liquidation
In the event of the dissolution and liquidation of Royal Ahold, the assets remaining after payment of all debts will be distributed in the following order:

(1)  to the holders of cumulative preferred shares; and

(2)  to the holders of cumulative preferred financing shares.

If any assets remain, the holders of common shares shall be paid, if possible, the par value amount of their common shares plus the pro rata part of the share premium reserve to which the holders of common shares are entitled.

Corporate Governance
For a discussion relating to corporate governance, please see Item 6 - "Directors, Senior Management and Employees".

General Meeting of Shareholders
A General Meeting of Shareholders must be held once a year, on a date no later than June, as decided by the Corporate Executive Board, to approve the annual accounts and attend to other matters. General Meetings of Shareholders may be convened by the Corporate Executive Board, the Supervisory Board and, in certain circumstances, the holders of at least 10% of the total outstanding share capital of Royal Ahold. Notice of the general meeting will be given by the Corporate Executive Board, the Supervisory Board or the holders of at least 10% of the total outstanding share capital of Royal Ahold, as the case may be, at least 15 days prior to the meeting, not including the date the notice is published, and will be published in at least one nationally distributed daily newspaper and the Official Price List (Officiele Prijscourant) of Euronext Amsterdam. Holders of registered shares will also be notified by mail. Resolutions of the General Meeting of Shareholders cannot be annulled on the grounds that a letter of notice that is sent timely is not received or is received late. There are no quorum requirements applicable to General Meetings of Shareholders.

Special General Meetings of Shareholders regarding specific matters will be held whenever they are called by the Corporate Executive Board or by the Supervisory Board, or when requested in writing by one or more shareholders and/or holders of depositary receipts, representing at least 10% of the total outstanding share capital of Royal Ahold. Meetings of holders of shares of a particular class will be held whenever such a meeting is required by Dutch law or by the Articles of Association. These meetings may be called by the Corporate Executive Board or by the Supervisory Board, or by one or more shareholders or holders of depositary receipts who jointly represent at least 10% of the total outstanding share capital of the class concerned. Meetings of holders of cumulative preferred shares and meetings of holders of a series of cumulative preferred financing shares are called by means of letters sent by registered or regular post.

Voting
Each share in the  capital of Royal  Ahold is  entitled to one vote for each EUR
0.25 par value represented thereby. Subject to certain exceptions provided for by Dutch law or the Articles of Association, resolutions are passed by an absolute majority of the votes cast. Pursuant to Article 43.3 of the Articles of Association, a proposal to alter the Articles of Association to change the rights vested in the holders of shares of a particular class requires the prior approval of a meeting of holders of shares of that particular class. Among other types of resolutions, a resolution of the General Meeting of Shareholders to amend the Articles of Association or to wind up Royal Ahold may only be adopted upon a proposal of the Corporate Executive Board that has been approved by the Supervisory Board.

The holders of the common shares are entitled to one vote per share. There are no limitations, either under Dutch law or in our Articles of Association, on the right of non-residents of the Netherlands or foreign owners to hold or vote Royal Ahold's common shares.

Holders of cumulative preferred financing shares are entitled to one vote per share and are entitled to vote upon the same matters as the holders of common shares. These shares have been issued to the Stichting Administratiekantoor Preferente Financierings Aandelen Ahold (the "Administratiekantoor"). The object of the Administratiekantoor is to acquire and hold as a trustee cumulative preferred financing shares in the share capital of Royal Ahold against the issue of limited exchangeable depositary receipts, as well as to exercise all voting rights attached to these shares. Holders of depositary receipts will be admitted to the General Meeting of Shareholders, but will not be allowed to vote in this meeting as the voting rights belong to the Administratiekantoor. Holders of cumulative preferred stock are entitled to 2,000 votes per share. As of the date of this annual report, no cumulative preferred shares were outstanding.

Shareholders and holders of non-voting depositary receipts are only entitled to attend the General Meeting of Shareholders and take part in the deliberations, and those who have voting rights may only vote at meetings of shareholders, if they have signed the attendance list in advance. Holders of shares in bearer form or depositary receipts in bearer form must deposit their share certificates or depositary receipt certificates at the office of Royal Ahold prior to the meeting. Shareholders and holders of depositary receipts may be represented by written proxy.

In accordance with Article 29 of the Articles of Association, the Corporate Executive Board has the authority to determine that shareholders and holders of depositary receipts who are registered as such on the record date are authorized to attend the General Meeting of Shareholders and to exercise voting rights, subject to certain conditions. Prior to this change, only those who held shares on the date of the General Meeting of Shareholders were authorized to attend the meeting and exercise voting rights.

No votes may be cast in respect of shares held by Royal Ahold or any of its subsidiaries nor in respect of shares of depositary receipts which are held by Royal Ahold or by any of its subsidiaries. However, holders of certain ownership rights and pledgees of shares which belong to Royal Ahold or its subsidiaries will not be excluded from the right to vote if such grant of certain ownership rights or pledge was created before the shares concerned were held by Royal Ahold.

ADR holders will receive notice from the Depositary whenever the Depositary receives notice of a General Meeting of Shareholders or solicitation of consents or proxies of holders of common shares. The Depositary will provide a statement that the owners of ADRs as of the close of business on a specified record date will be entitled to instruct the Depositary as to the exercise of any voting rights represented by their ADRs.

Upon the written request of an owner of an ADR, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of common shares or other deposited securities represented by the ADRs in accordance with the instructions set forth in the request. The Depositary will not vote shares or other deposited securities other than in accordance with such instructions. If the Depositary does not receive instructions from any owner on or before the date established by the Depositary for such purpose, the share depositary will deem the owner to have instructed the Depositary to give a discretionary proxy to a person designated by Royal Ahold for such deposited securities. The Depositary will then give a discretionary proxy to a person designated by Royal Ahold to vote such deposited securities. No such instruction, however, will be deemed given and no such discretionary proxy will be given with respect to any matter as to which Royal Ahold informs the Depositary that (1) Royal Ahold does not wish such proxy given, (2) substantial opposition exists or (3) such matter materially and adversely affects the rights of holders of common shares. There can be no assurance that the owners will receive the notice described in this paragraph sufficiently prior to the date established by the Depositary for the receipt of instructions to ensure that the Depositary will in fact receive such instructions on or before such date. For a discussion on ADRs, please see Item 9
- "The Offer and Listing".

Form and Transfer of Shares
The common shares are issued in bearer or registered form, at the option of the shareholder. Common shares in bearer form may be exchanged for common shares in registered form, or vice versa, at any time, upon written request to the Corporate Executive Board of Royal Ahold.

Common shares held in bearer form are evidenced by share certificates. The Corporate Executive Board will determine the number of common shares in bearer form that may be represented by one certificate. For registered common shares, share certificates may also be issued. Share certificates which are issued for bearer shares have a dividend sheet without dividend coupons or vouchers. The bearer CF ("Centrum voor Fondsenadministratie") certificates for common shares are in practice held by an approved custodian in order to allow them to be traded on Euronext Amsterdam.

The names and addresses of holders of registered shares are entered in the shareholders' registers for each class of shares which are maintained by Royal Ahold. Such registers also include the number of shares held by each shareholder, the class and number of their shares, the amount paid up on each share, and whether any share certificate has been issued. The registers also include the names and addresses of persons who possess certain ownership rights or a pledge in respect of such shares. On request of the shareholder, pledgee or a holder of certain ownership rights, and without charge, Royal Ahold is required to provide an extract from the register of shareholders in respect to its right to any registered share. Registers are available at the office of Royal Ahold for inspection by shareholders, as well as pledgees and holders of certain ownership rights, insofar as the voting right attached to the shares rests in them. Any part of a register kept outside The Netherlands in compliance with laws or stock exchange regulations in the foreign jurisdictions concerned, however, is not available for such inspection.

Transfer of a registered share in the capital of Royal Ahold requires an instrument of transfer and, if Royal Ahold is not a party to the transfer, a written acknowledgment by Royal Ahold of the transfer. The acknowledgment must be made in the instrument of transfer, or by a dated statement on the instrument of transfer, or on a copy or extract thereof certified by a civil law notary or the transferor to be a true copy or extract of the instrument of transfer. Official service by an authorized Dutch person of the instrument of transfer or of such copy or extract on Royal Ahold is considered to have the same effect as an acknowledgment by Royal Ahold of the transfer. In addition, if a share certificate has been issued for a registered share, the share certificate must be surrendered to Royal Ahold. The transfer may then be acknowledged by Royal Ahold by way of endorsement to that effect written on the share certificate or by replacing the share certificate by a new share certificate issued in the name of the transferee.

Every transfer of cumulative preferred shares and cumulative preferred financing shares (subject to certain exceptions) shall require the approval of the Corporate Executive Board. The request must be made in writing and must specify the name and address of the proposed transferee and the price or other consideration which the proposed transferee is willing to give. The Corporate Executive Board may withhold approval and instead designate one or more buyers who are willing to purchase the cumulative preferred shares and/or cumulative preferred financing shares for cash, at a price agreed upon between the transferor and the Corporate Executive Board, within two months after the intending buyers have been designated. The Articles of Association provide for mechanisms whereby the price is to be determined, in the event that no agreement is reached between the transferor and the Corporate Executive Board as described above. If the transferor does not receive any notice from Royal Ahold rejecting the request for approval of the intended transfer within three months from the receipt thereof by Royal Ahold, upon the expiration of the period the transfer shall be deemed to have been granted.

Issue of Additional Shares
Shares may be issued pursuant to a resolution adopted by a General Meeting of Shareholders on a proposal of the Corporate Executive Board, or pursuant to a resolution of the Corporate Executive Board, if such authorization is given by a resolution adopted by a General Meeting of Shareholders, such authority may apply for a maximum period of not more than five years. The resolution by the General Meeting of Shareholders to issue shares or to authorize the Corporate Executive Board to do so will be legally valid only if it has been previously approved or simultaneously approved by each group of holders of the class of shares concerned whose rights are affected by the issue.

Repurchase by Royal Ahold of Its Own Shares
Royal Ahold may acquire any class of its shares in its capital, subject to certain provisions of Dutch law and the Articles of Association, if:

(1) shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up capital and any reserves required by Dutch law or the Articles of Association; and

(2) Royal Ahold and its subsidiaries would thereafter not hold shares with an aggregate nominal value exceeding 10% of Royal Ahold's issued share capital.

Any shares held by Royal Ahold and its subsidiaries in its own capital may not be voted.

An acquisition by Royal Ahold of any class of shares in its capital must be approved by resolution of the Corporate Executive Board, subject to the approval of the Supervisory Board. Acquisitions by Royal Ahold of shares in its own capital may only take place if the General Meeting of Shareholders of Royal Ahold has granted to the Corporate Executive Board the authority to make such acquisitions. Such authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. In May 2000, the Annual General Meeting of Shareholders voted to extend the authority to acquire shares through November 15, 2001, subject to the approval of the Supervisory Board. As of the date of this annual report, Royal Ahold has not acquired any shares under this authorization. Under this authorization, the maximum number of shares that can be acquired cannot exceed the maximum amount authorized by Dutch law (currently 10%) of the issued share capital at the time of acquisition. No such authority is required for the acquisition by Royal Ahold of shares in its own capital for the purpose of transferring such shares to employees of Royal Ahold or employees of a group company pursuant to an employee stock option plan and as long as such shares are quoted on the official price list of a stock exchange.

Change of Control
For a discussion on the possible effect that the issuance of cumulative preferred shares may have on delaying, deferring or preventing a change of control, please see note 15 to the consolidated financial statements, included elsewhere in this annual report.

Notification of Interest in Royal Ahold Shares
For a discussion of Dutch law provisions, including the Disclosure Act, governing the ownership thresholds for disclosure of shareholder ownership, please see Item 7 - "Major Shareholders and Related Party Transactions - Significant ownership of voting shares, including cumulative preferred financing shares."

Exchange  Controls
Currently, there are no limitations, other than those described below under "Taxation," regarding the payment by us to non-residents with regard to the remittances of dividends, or any other payments to or from non-resident holders of our securities. The Disclosure Act provides that a civil court can issue an order suspending voting rights of a shareholder up to three years for non-compliance with the reporting requirements under that Act. This penalty is applicable to both resident and non-resident holders of common shares. The existing laws and regulations of The Netherlands impose no additional limitations on non-resident or foreign owners with respect to holding or voting common shares other than those also imposed on resident owners. Our Articles of Association do not impose any limitation on (1) remittances to or from abroad regarding dividends or capital or (2) rights of non-resident or foreign owners to hold or vote common shares.


Taxation

The information set out below is only a summary of certain material tax consequences of the purchase, ownership and disposition of ADSs. Dutch, U.S. and other taxation may change from time to time. Prospective and current investors should consult their professional advisors as to the tax consequences of the purchase, ownership and disposition of our common shares or ADSs, including in particular the effect of tax laws of any other jurisdiction.

Dutch Taxation

Income and Withholding Tax

In general, for Dutch tax purposes, holders of ADSs will be treated as the beneficial owners of our shares represented by such ADSs. Dividends on our common shares are subject to Dutch withholding tax of 25%. Pursuant to the Income Tax Convention between the United States and The Netherlands of December 18,1992 (the "Tax Treaty"), dividends paid by us on our common shares to a resident of or corporation organized in the United States, having no permanent establishment or business property in The Netherlands, qualifying as a U.S. resident for the purpose of that convention and is entitled to the benefits of that convention, qualify for a reduction of Dutch withholding tax on dividends from 25% to 15% (5% if the beneficial owner is a corporation which holds directly at least 10% of the voting power of our shares).

Where a resident of or a corporation organized in the United States has a permanent establishment in The Netherlands and our common shares form a part of the business property of such permanent establishment, dividends received on such shares are included in the profit of such establishment and subject to Dutch income tax or corporation tax (assuming it relates to a shareholding of less than 5%), as the case may be. The Netherlands' withholding tax on dividends will be applied at the full rate of 25% and allowed as a credit against the Dutch income tax on such income. Such tax will be treated as foreign income tax eligible for credit against the shareholder's United States income taxes.

A qualifying U.S. pension trust or charitable or other exempt organization may be exempt from Dutch withholding tax on dividends from its investment in our common shares. In order to qualify for this exemption, a pension trust must reside in the United States, generally be exempt from U.S. taxes and be constituted and operated exclusively to administer or provide benefits under one or more funds or plans established to provide pension, retirement or other employee benefits.

In order to qualify for this exemption, a U.S. charitable organization must reside in the United States, generally be exempt from U.S. taxes and be organized and carry on all of its activities in The Netherlands.

Net Wealth Tax

A holder of common shares or ADSs will not be subject to Dutch net wealth tax in respect of the common shares or ADSs provided that such holder is not an individual or, if such holder is an individual:

(1)  the holder is not a resident or deemed resident of The Netherlands; and
(2) the holder does not have an enterprise, or an interest in an enterprise, which carries on business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the common shares or ADSs are attributable.

The Dutch net wealth tax has been abolished, as of January 1, 2001.

Gift, Estate or Inheritance Tax

No gift, estate or inheritance tax will arise in The Netherlands in respect to the transfer or deemed transfer of common shares or ADSs by way of a gift or inheritance from a shareholder that is neither a resident nor deemed resident in The Netherlands, unless either such shareholder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative to which or to whom the common shares or ADSs are attributable, or such shareholder dies within 180 days after having made a gift, while being, on the moment of his or her death, a resident or deemed resident of The Netherlands.

Taxes on Income and Capital Gains

A holder of common shares or ADSs will not be subject to Dutch taxes on income and capital gains provided that:

(1)  the holder is not a resident or deemed resident of The Netherlands;
(2) the holder does not have an enterprise, or an interest in an enterprise, which carries on business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the common shares or ADSs are attributable; and
(3) the holder does not have a substantial interest, as defined in Dutch tax law, or a deemed substantial interest, as defined in Dutch tax law, in our share capital or, if such holder does have such interest, it is part of an enterprise outside The Netherlands.

United States Federal Income Taxation

The following is a summary of the principal United States federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of common shares or ADSs. This summary addresses only the United States federal income tax considerations of holders that were initial purchasers of common shares or ADSs at the initial issue price and hold common shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received common shares or ADSs as compensation for the performance of services, persons that will hold common shares or ADSs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for United States federal income tax purposes, persons that have a "functional currency" other than the United States dollar or holders that own (or are deemed to own) 10% or more (by voting power or value) of our shares. Moreover, this summary does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of common shares or ADSs.

This summary (1) is based on the Internal Revenue Code of 1986, as amended (the "Code"), the United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as is in effect and available on the date of this annual report and (2) is based in part on the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The United States Treasury Department has expressed concern that depositaries for American depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of United States foreign tax credits by United States Holders of such receipts or shares. Accordingly, the analysis regarding the availability of a United States foreign tax credit for Dutch taxes and sourcing rules described below could be affected by future actions that may be taken by the United States Treasury Department.

For purposes of this summary, a "United States Holder" is a beneficial owner (or, in the case of a partnership, the holder) of common shares or ADSs that, for United States federal income tax purposes, is: (1) a citizen or resident of the United States, (2) a partnership or corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (3) an estate the income of which is subject to United States federal income taxation regardless of its source or (4) a trust if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more United States persons have the authority to control all of the substantial decisions of trust. A "Non-United States Holder" is a beneficial owner (or, in the case of a partnership, a holder) of common shares or ADSs that is not a United States Holder.

Each prospective purchaser should consult its own tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning or disposing of common shares.

Ownership of ADSs in General
For United States federal income tax purposes, a holder of ADSs generally will be treated as the owner of the common shares represented by such ADSs.

Distributions
The gross amount of any distribution we make of cash or property (other than certain distributions, if any, of common shares distributed pro rata to all our shareholders, including holders of ADSs) with respect to common shares or ADSs, before reduction for any Dutch taxes withheld therefrom, will be includible in income by a United States Holder as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate United States Holders. To the extent, if any, that the amount of any distribution we make exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the United States Holder's adjusted tax basis in the common shares or ADSs and thereafter as capital gain. We do not maintain calculations of our earnings and profits under United States federal income tax principles.

Any such dividend paid in euros will be included in the gross income of a United States Holder in an amount equal to the United States dollar value of the euros on the date of receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

A United States Holder may elect to deduct in computing its taxable income or, subject to certain complex limitations on foreign tax credits generally, credit against its United States federal income tax liability Dutch withholding tax at the rate applicable to such United States Holder. As discussed above under "Dutch Taxation - Income and Withholding Tax," under the Tax Treaty, dividends paid by us to a United States Holder generally will be subject to a Dutch withholding tax rate of 15%. Such reduced rate of withholding will apply only if:

     o such United States Holder is treated as a resident of the United States for purposes of such treaty and otherwise is entitled to the benefits of such treaty and

     o    the  dividends  are  not   effectively   connected  with  a  permanent
          establishment or fixed base of such United States Holder that is situated in The Netherlands.

For purposes of calculating the United States foreign tax credit, dividends paid by Ahold will generally constitute passive income, or in the case of certain United States Holders, financial services income. United States Holders should consult their tax advisors regarding the availability of, and limitations on, any such foreign tax credit.

If and to the extent that we pay a dividend on the common shares or ADSs out of dividend income from our non-Dutch subsidiaries and are therefore entitled to a credit for Dutch tax purposes for foreign taxes attributable to such dividend income from non-Dutch subsidiaries, there is a risk that the United States Internal Revenue Service might take the position that our allowable credit for Dutch tax purposes constitutes a partial subsidy of our withholding tax obligation and that, therefore, a United States Holder would not be entitled to a foreign tax credit with respect to the amount so allowed. However, this Dutch tax credit is allowed only to us and does not reduce the amount of withholding tax applied against the dividends paid by us. We believe that such a position would not be correct because such Dutch credit is based primarily on the net dividend received and the United States Holder does not receive any benefit from such Dutch tax credit allowable to us.

Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-United States Holder of common shares or ADSs generally will not be subject to United States federal income or withholding tax on dividends received on common shares or ADSs, unless such income is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States.

Sale or Exchange of Common Shares or ADSs
A United States Holder generally will recognize gain or loss on the sale or exchange of common shares or ADSs equal to the difference between the amount realized on such sale or exchange and the United States Holder's adjusted tax basis in the common shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a noncorporate United States Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if such United States Holder's holding period for such common shares or ADSs exceeds one year and will not be further reduced if such holding period exceeds five years. Gain or loss, if any, recognized by a United States Holder generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-United States Holder of common shares or ADSs generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such common shares or ADSs unless (i) such gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-United States Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Backup Withholding Tax and Information Reporting Requirements
United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common shares or ADSs made within the United States to a holder of common shares or ADSs (other than an "exempt recipient" which is a payee, including a corporation, that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold 31% of any payments of dividends on, or the proceeds from the sale or redemption of, common shares or ADSs within the United States to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.

In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of such United States Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor or middleman may rely on a certification provided by a payee that is not a United States person only if such payor or middleman does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

The above summary is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of common shares or ADSs. Holders of common shares or ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

Material Contracts

We were not party to any material contracts, outside of our ordinary course of business.

Documents on Display

Copies of the annual reports on Form 20-F of Royal Ahold and documents referred to within this Form 20-F and the Articles of Association as well as the Articles of Association of the Aministratiekantoor and the trust conditions ("Administratievoorwaarden") will be available for inspection upon request at the Corporate Office of Royal Ahold at Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands (tel. +31-75-659-5625).


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about our risk management activities includes "forward-looking statements" that involve risk and uncertainties which are discussed more fully in Item 3 - "Key Information - Risk Factors Affecting Financial Condition and Operating results". Actual results could differ materially from those projected in the forward-looking statements.

Overview

Our primary market risk exposures include exchange rate movements and interest rate fluctuations. We actively review and monitor our exposure to changes in exchange rates and interest rates. To manage foreign exchange transaction exposure and interest rate exposure, we from time to time enter into derivative financial instruments. The derivative financial instruments that we utilize, while appropriate for hedging a particular kind of risk, are not considered specialized or high-risk and are generally available from numerous sources. We do not enter into contracts or utilize derivative financial instruments for speculative purposes, and the contracts into which we enter are generally of a duration that is consistent with the anticipated related underlying exposures. Gains and losses from derivative financial instruments that are designated as and deemed to be effective hedges are deferred and are recognized in the statement of earnings when the hedged transactions occur; gains and losses on instruments that are not designated as and deemed effective hedges are recognized immediately into earnings. Our use of financial instruments and its accounting policies for financial instruments are described more fully in note 21 to the consolidated financial statements.

Financial Instruments

Long-term debt
The following table identifies our long-term indebtedness, including capitalized lease commitments, by currency and type of interest. The majority of the borrowings indicated below are fixed or have been fixed through the use of interest rate swaps.

                                            Fixed Interest   Floating Interest         Total             Total
                                                 2000              2000                2000              1999
                                                 ----              ----                ----              ----
Long-term debt and capital leases denominated in:
   U.S. dollars                              USD 5,117,201     USD  1,343,822      EUR 6,855,917     EUR 3,078,075
   Euros                                     EUR 2,311,496     EUR    526,363      EUR 2,837,859     EUR 1,471,281
   Other                                     EUR   125,318     EUR    480,894      EUR   606,212     EUR   107,836
                                                                                         -------          -------

Total                                                                              EUR 10,299,988    EUR 4,657,192
                                                                                       ==========        =========

Foreign currency exchange contracts
As of the end of fiscal 2000, we had numerous insignificant foreign exchange forward contracts outstanding, which are used to hedge future payments in foreign currencies made to suppliers by our operating companies. To hedge exposures related to loans and leases in foreign currencies we had 29 swaps and cross currency swaps outstanding as of the end of fiscal 2000, with a notional amount outstanding of EUR 1,678 million. Of those 29 contracts, 19 had a maturity of shorter than one year, and 10 had maturities ranging from two to five years. Also, of those 29 contracts, 16 hedge USD/BRL exposure, seven hedge USD/EUR exposure, three hedge SEK/NOK exposure, and in total three derivative contracts are used to hedge THB/EUR, CZK/EUR and DKK/SEK exposure.

Interest rate swaps and other interest rate derivatives
As of the end of fiscal 2000, we had nine interest rate derivatives outstanding. Of those nine, four are NLG denominated interest rate swaps, with a total amount outstanding of EUR 218 million. These contracts expire between 2002 and 2004. In three of these swaps we pay a floating (Euribor) rate and receive a fixed rate (total notional amount outstanding of EUR 172 million). In one swap we pay a fixed rate and receive a floating (Euribor) rate with a total notional amount outstanding of EUR 45 million. We also had three dollar interest rate derivatives outstanding, of which one is an exercised swaption, in which we pay a fixed rate and receive a floating (LIBOR) rate, with a total notional amount outstanding of $129 million. We also had one written payers interest rate swaption, with a total notional amount outstanding of $200 million, and one bought interest rate cap (LIBOR based) with a total notional amount outstanding of $100 million. The last two interest rate derivatives are a CZK interest rate collar with a total notional amount outstanding of CZK 900 million and a Forward Rate Agreement in SEK (SEK 1.2 billion). Both are used to hedge outstanding debt in those currencies.

Sensitivity Analysis

Interest rates
The following analysis sets out the sensitivity of the fair value of our financial instruments to selected changes in interest rates. Fair values represent the present value of forecasted future cash flows at the market rates. The sensitivity analysis assumes an immediate 10% change in interest rates for all our financial instruments from their levels as of December 31, 2000, with all other variables held constant.

                                                                 As of fiscal year end 2000
                                          ---------------------------------------------------------------------------
                                                                                       Sensitivity analysis
                                                                                -------------------------------------
                                                Carrying              Fair          Fair value at     Fair value at
                                                 Amount               Value             + 10 %             -10 %
                                                --------              ------           ------             -----
                                                          (All amounts are stated in thousands of euro)
Liabilities
Long-term debt                                  (10,299,988)       (10,445,372)      (10,195,993)      (10,712,108)

Derivative financial instruments
Currency derivatives                                     --            (71,829)          (77,037)          (68,556)
Interest rate derivatives                                --             (6,155)           (5,713)           (4,154)
                                                         ---            -------           -------           -------

Total                                           (10,299,988)       (10,523,356)      (10,278,743)      (10,784,818)
                                                ============       ============      ============      ============


Foreign currency exchange rates
The following analysis sets out the sensitivity of the fair value of our financial instruments to selected changes in exchange rates. Fair values represent the present value of forecast future cash flows at the market exchange rates. The sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against the euro from their levels as of the end of fiscal 2000, with all other variables held constant. A +10% change indicates a strengthening of the currency in which our financial instruments are denominated, primarily the dollar, against the euro and a -10% change indicates a weakening of the currency in which our financial instruments are denominated, primarily the dollar, against the euro.


                                                                   As of fiscal year end 2000
                                            ---------------------------------------------------------------------------
                                                                                         Sensitivity analysis
                                                                                  -------------------------------------
                                                Carrying               Fair           Fair value at     Fair value at
                                                 Amount               Value               +10%              -10%
                                                --------              -----               ----              ----
                                                          (All amounts are stated in thousands of euro)
Liabilities
Long-term debt                                   (10,299,988)        (10,445,372)      (11,283,071)       (9,607,672)

Derivative financial instruments
Currency derivatives                                      --             (71,829)         (257,782)          (80,754)
Interest rate derivatives                                 --              (6,155)           (4,155)           (6,362)
                                                          ---             -------           -------           -------

Total                                            (10,299,988)        (10,523,356)      (11,545,008)       (9,694,788)
                                                 ============        ============      ============       ===========

Based on similar analyses related to our market exposures in fiscal 1999, no significant changes in our market exposures were identified.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

For a discussion of changes in the voting rights of shareholders in accordance with Article 29 of the Articles of Association, as amended on October 10, 2000, please see Item 10 - "Voting rights".


ITEM 15

[Reserved]


ITEM 16

[Reserved]

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Index of Consolidated Financial Statements

                                                                        Page
Independent Auditors' Report                                             64

Consolidated Statements of Earnings for fiscal years 2000,
1999 and 1998                                                            65

Consolidated Balance Sheets as of December 31, 2000 and
January 2, 2000                                                          66

Consolidated Statements of Cash Flows for fiscal years 2000,
1999 and 1998                                                            68

Consolidated Statements of Shareholders' equity for fiscal
years 2000, 1999 and 1998                                                69

Notes to the Consolidated Financial Statements                           70

Our condensed consolidated financial statements prepared under U.S. GAAP are presented in note 23 to the consolidated financial statements.

Schedules are omitted because, under applicable rules, the omitted schedules are not required, are inapplicable or the information required therein is included in the financial statements or in the notes thereto.

Independent Auditors' Report

To the Supervisory Board and Shareholders of Koninklijke Ahold N.V.:


We have audited the  accompanying  Consolidated  balance  sheets of  Koninklijke
Ahold N.V. as of December 31, 2000 and January 2, 2000 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 2000, expressed in euros. These consolidated financial statements are the responsibility of Koninklijke Ahold N.V.'s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, the Consolidated financial statements referred to above present fairly, in all material respects, the Consolidated financial position of Koninklijke Ahold N.V. as of December 31, 2000 and January 2, 2000 and the results of its operations, changes in its equity and its cash flows for each of the three fiscal years in the period ended December 31, 2000, in conformity with generally accepted accounting principles in The Netherlands.

As discussed in note 1 to the financial statements, in 2000 Koninklijke Ahold N.V. changed its method of accounting to reflect dividends payable on the balance sheet upon approval of the Annual General Meeting of Shareholders, rather than when proposed, and retroactively restated the 1999 financial statements for the change. As further discussed in note 1 to the financial statements, effective January 2, 2000, Koninklijke Ahold N.V. changed its method of accounting to reflect the capitalization of certain costs for internal use software and effective December 2000, Koninklijke Ahold N.V. changed its method of accounting to capitalize purchased goodwill.

Generally accepted accounting principles in The Netherlands vary in certain significant respects from generally accepted accounting principles in the United States. The application of the latter would have affected the determination of net earnings for each of the three fiscal years in the period ended December 31, 2000 and the determination of shareholders' equity as of December 31, 2000 and January 2, 2000 to the extent summarized in Note 23.





Deloitte & Touche
Accountants


March 6, 2001 (April 9, 2001 as to note 22)

Amsterdam, The Netherlands


Consolidated Statements of Earnings of Royal Ahold
(All amounts, except per share amounts, are expressed in thousands of          fiscal 2000   fiscal 1999    fiscal 1998
Euros. Amounts reported for fiscal 1998 have been converted from Dutch         ------------  ------------   -----------
guilders to euros at the fixed rate of EUR 1 = NLG 2.20371)

Net Sales                                                                       52,470,832    33,560,391     26,484,210
Cost of sales                                                                  (40,583,717)  (25,206,346)   (20,295,007)
                                                                               ------------  ------------   ------------

Gross Profit                                                                    11,887,115     8,354,045      6,189,203
Selling expenses                                                                (7,905,310)   (5,806,134)    (4,413,052)
General and administrative expenses                                             (1,707,712)   (1,133,239)      (758,885)
                                                                                -----------   -----------      ---------

Operating Results                                                                2,274,093     1,414,672      1,017,266

Interest income                                                                     87,021        58,589         76,358
Interest expenses                                                                 (808,990)     (420,820)      (319,479)
Exchange rate differences                                                           51,542        (6,479)        (1,877)
Other financial income                                                               1,162         2,516              0
Net financial expense                                                               ------        ------            --
                                                                                  (669,265)     (366,194)      (244,998)
                                                                                  ---------     ---------      ---------

EARNINGS BEFORE INCOME TAXES AND MINORITY INTERESTS                              1,604,828     1,048,478        772,268

Income taxes                                                                      (401,010)     (283,001)      (197,075)
                                                                                  ---------     ---------      ---------

EARNINGS AFTER TAXES AND BEFORE MINORITY INTERESTS                               1,203,818       765,477        575,193
Income from unconsolidated companies                                                14,562         7,437         11,105
Minority interests                                                                (102,389)      (20,807)       (39,099)
                                                                                  ---------      --------       --------


NET EARNINGS                                                                     1,115,991       752,107        547,199
                                                                                 =========       =======        =======

Appropriation of net earnings:
Retained earnings and reserves                                                     592,164       424,031        299,133
Proposed dividend common shares                                                    506,383       315,909        238,141
Dividend cumulative preferred financing shares                                      17,444        12,167          9,925
                                                                                    ------        ------          -----


                                                                                 1,115,991       752,107        547,199
                                                                                 =========       =======        =======

Net earnings after preferred dividends                                           1,098,547       739,940        537,274

Weighted average number of common shares outstanding (x 1,000)                     729,825       650,564        592,715

Earnings per common share                                                             1.51          1.14           0.91
Diluted earnings per common share                                                     1.47          1.11           0.90


SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Balance Sheets of Royal Ahold
(Before appropriation of current year results)
(All amounts, except share and per share amounts,
are expressed in thousands of euros)                   December 31,   January 2,
                                                           2000          2000
                                                           ----          ----
ASSETS

Current assets
Cash and cash equivalents (Note 3)                     1,335,592      887,592
Receivables (Note 4)                                   3,426,151    1,696,748
Inventories (Note 5)                                   4,100,223    2,552,323
                                                       --------- -  ---------

                                                       8,861,966    5,136,663

Fixed assets
Tangible fixed assets, net of depreciation (Note 6)
   Buildings and land                                  6,855,938    4,377,756
   Machinery and equipment and other                   4,730,821    3,408,379
   Under construction                                    645,892      607,563
                                                         ------- -    -------

                                                      12,232,651    8,393,698

Loans receivable (Note 7)                                414,055      208,357
Investments in unconsolidated companies (Note 8)         407,843      132,035
Intangible fixed assets (Note 9)                       3,152,688      291,201
Deferred income taxes (Note 17)                          391,421      123,688
                                                         ------- -    -------

                                                      16,598,658    9,148,979












TOTAL ASSETS                                          25,460,624   14,285,642
                                                      ==========   ==========


SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

(All amounts, except share and per share amounts, are expressed in thousands of
euros)                                                 December 31,   January 2,
                                                         2000          2000
                                                         -----         ----

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Loans payable (Note 10)                                2,355,345     1,312,320
Taxes payable                                            551,185       447,514
Accounts payable                                       5,185,432     2,860,584
Accrued expenses                                       1,533,244       869,397
Other current liabilities (Note 11)                      595,654       364,135
                                                         -------- -    -------

                                                      10,220,860     5,853,950

Long-term liabilities
Subordinated loans (Note 12)                           1,779,907       859,914
Other loans (Note 12)                                  7,183,514     2,713,975
                                                       ---------  -  ---------
                                                       8,963,421     3,573,889

Capitalized lease commitments (Note 13)                1,336,567     1,083,303
Deferred income taxes (Note 17)                          362,949       102,793
Other provisions (Note 14)                             1,396,882       983,794
                                                       ---------  -    -------

                                                      12,059,819     5,743,779

Minority interests                                       677,379       336,048

Shareholders' equity (Note 15)
Cumulative preferred shares--EUR 500 par value;
    authorized--800,000 shares; issued--none                    --            --
Cumulative preferred financing shares--EUR 0.25
    par value; authorized--400,000,000 shares;
    outstanding in 2000--259,317,164 shares and
    in 1999--144,000,000 shares                           64,829        32,672

Common shares--EUR 0.25 par value; authorized--
    1,200,000,000 shares; outstanding in 2000
    --816,849,445 shares and in 1999--
    646,484,126 shares                                   204,213       146,681

Additional paid-in capital                             8,675,969     4,224,505
Revaluation reserve                                       26,124        30,221
Reserve shareholdings                                     14,589         1,600
Reserve for exchange rate differences                    (85,270)      (60,552)
General reserve                                       (6,397,888)   (2,023,162)
                                                      ----------- - -----------

                                                       2,502,566     2,351,865

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            25,460,624    14,285,642
                                                      ==========-   ==========


SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Cash Flows of Royal Ahold

(All amounts are expressed in thousands of euros. Amounts reported for 1998       fiscal year  fiscal year   fiscal year
have been converted from Dutch guilders to euros at the fixed rate of EUR 1 =         2000         1999          1998
NLG 2.20371)                                                                         -----         -----         ----
Cash flows from operating activities
Net earnings                                                                       1,115,991      752,107       547,199
Adjustments to reconcile to net cash from operating activities
Minority interests in earnings                                                       102,389       20,807        39,099
Depreciation and amortization                                                      1,181,699      868,123       672,991
Result divestments of subsidiaries                                                        --        1,847            --
Unremitted earnings of unconsolidated companies                                      (10,948)      (3,255)       (6,827)
Changes in assets and liabilities providing (using) cash (excluding assets and liabilities acquired):
   Receivables                                                                      (170,970)     (45,709)     (241,401)
   Inventories                                                                      (324,171)    (256,343)      (52,133)
   Other current liabilities                                                         796,644      512,012       221,004
   Deferred income taxes                                                             205,638      (37,309)       52,695
   Other provisions                                                                 (196,393)     (82,286)       25,068
                                                                                    ---------     --------       ------
Net cash provided by operating activities                                          2,699,879    1,729,994     1,257,695

Cash flows from investing activities
Purchase of tangible fixed assets                                                 (2,468,956)  (1,732,798)   (1,319,514)
Purchase of intangible assets                                                       (181,109)     (30,853)      (26,426)
Sale or disposal of tangible fixed assets                                            436,999      149,828       143,616
Acquisitions of consolidated subsidiaries                                         (9,074,309)    (699,846)   (3,069,231)
Acquisitions of interests in unconsolidated companies                                (58,377)     (18,493)      (31,220)
Sales of subsidiaries                                                                  4,163       20,898        21,305
                                                                                       ------      -------       ------
Net cash used in investing activities                                            (11,341,589)  (2,311,264)   (4,281,470)

Cash flows from financing activities
Net proceeds from issuance of common shares                                        4,090,668           --     2,181,640
Net proceeds from issuance of cumulative preferred financing shares                  394,894           --        73,035
Net proceeds from issuance of convertible subordinated notes                         920,000           --       678,402
Convertible subordinated notes converted into shares                                       6           --            --
Net proceeds from exercised stock options                                             55,585       20,836        36,480
Additional capital contributions from minority shareholders                           29,374      325,872        77,679
Proceeds from long-term debt                                                      10,063,810    1,375,118     1,217,512
Repayments of long-term debt                                                      (7,040,266)  (1,106,920)     (961,016)
Repayments of capitalized lease commitments                                          (83,557)     (53,043)      (38,539)
Change in short-term loans payable                                                   454,391      339,463        70,526
Issuance of loans receivable                                                        (206,457)     (58,203)      (76,725)
Repayments of loans receivable                                                        93,568       69,425        82,914
Payment of dividend on common shares                                                 (43,856)     (34,522)      (16,651)
Payment of dividend on cumulative preferred financing shares                         (12,135)     (11,971)       (8,326)
                                                                                     --------     --------       -------
Net cash provided by  financing activities                                         8,716,025      866,055     3,316,931

Effects of changes in exchange rates on cash                                         (43,110)      44,184      (128,872)
                                                                                     --------      -------     ---------

Net increase in cash and cash equivalents                                             31,205      328,969       164,284

Cash and cash equivalents at beginning of the year                                   887,592      519,395       297,093
Cash brought in through acquisitions and new consolidations                          416,795       39,228        58,018
                                                                                     -------      -------       ------

Cash and cash equivalents at end of the year                                       1,335,592      887,592       519,395
                                                                                   =========      =======       =======

Supplemental cash flow information
   Income taxes paid                                                                 213,219      145,832       316,655
   Interest paid, net of amounts capitalized                                         658,827      397,832       307,947
   Capitalized lease commitments incurred                                            237,352      181,441       130,588


SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.


Consolidated Statements of Shareholders' Equity of Royal Ahold

(All amounts are expressed in
thousands of euros. Amounts reported
for 1998  have been converted from
Dutch guilders to euros at the fixed                                                          Reserve
rate of EUR 1 = NLG 2.20371)                        Additional                              for exchange
                                          Share     paid-in    Revaluation        Reserve        rate       General
                                          Capital   capital      reserve       Shareholdings differences    reserve       Total
                                          -------   ---------- -----------     ------------- -------------  --------    ----------
Balance as of December 28, 1997           145,802   1,946,065    58,384           1,907       (92,001)     (535,087)    1,525,070
Net earnings                                   --          --        --              --            --       547,199       547,199
Dividend on 1998 cumulative preferred
  financing shares                             --          --        --              --            --        (9,925)       (9,925)
Common shares issued as dividend            3,504     (3,504)        --              --            --       (16,651)      (16,651)
Common shares issued from exercise of
  option rights                               861      35,619        --              --            --            --        36,480
Common shares issued                       19,569   2,162,071        --              --            --            --     2,181,640
Cumulative preferred financing shares
  issued                                    5,445      67,590        --              --            --            --        73,035
Goodwill paid                                  --          --        --              --            --    (2,362,476)   (2,362,476)
Changes in valuation                           --          --    (5,710)           (313)           --        (2,981)       (9,004)
Exchange rate differences in foreign
  interests                                    --          --        --              --      (245,733)        4,129      (241,604)
                                          -------   ---------    ------          ------       --------    ----------    ----------
Balance as of January 3, 1999             175,181   4,207,841    52,674           1,594      (337,734)   (2,375,792)    1,723,764
Net earnings                                   --          --        --              --            --       752,107       752,107
Dividend on 1999 cumulative preferred
   financing shares                            --          --        --              --            --       (12,167)      (12,167)
Common shares issued as final optional
stock dividend 1998                         2,480     (2,480)        --              --            --       (22,504)      (22,504)
Common shares issued as interim optional
   stock dividend 1999                      1,258     (1,258)        --              --            --       (12,019)      (12,019)
Common shares issued from exercise of
   option rights                              434      20,402        --              --            --            --        20,836
Goodwill paid                                  --          --        --              --            --      (372,847)     (372,847)
Changes in valuation                           --          --   (22,453)              6            --        19,211        (3,236)
Exchange rate differences in foreign
  interests                                    --          --        --              --       277,182           749       277,931
                                          -------   ---------    ------          ------       --------    ----------    ----------
Balance as of January 2, 2000             179,353   4,224,505    30,221           1,600       (60,552)   (2,023,262)    2,351,865
                                         ========   =========    ======           =====       ========   ===========    =========
Net earnings                                   --          --        --              --            --     1,115,991     1,115,991
Dividend on 2000 cumulative preferred
  financing shares                             --          --        --              --            --       (17,444)      (17,444)
Common shares issued as final optional
  stock dividend 1999                       2,607     (2,607)        --              --            --       (25,285)      (25,285)
Common shares issued as interim optional
   stock dividend 2000                      1,515     (1,515)        --              --            --       (18,571)      (18,571)
Common shares issued from exercise of
   option rights                              747      54,838        --              --            --            --        55,585
Goodwill paid                                  --          --        --              --            --    (5,416,328)   (5,416,328)
Changes in valuation                           --          --    (4,097)         12,989            --       (12,989)       (4,097)
Change in nominal value EUR 0.25           21,309    (21,309)        --              --            --            --            --
Common shares issued                       34,682   4,055,986        --              --            --            --     4,090,668
Preferred shares issued                    28,829     366,065        --              --            --            --       394,894
Shares issued upon conversion of
  subordinated convertible notes               --           6        --              --            --            --             6
Exchange rate differences in foreign           --          --        --              --
  interests                                    --          --        --              --       (24,718)          ....      (24,718)
                                          -------   ---------    ------          ------       --------    ----------    ----------

BALANCE AS OF DECEMBER 31, 2000           269,042   8,675,969    26,124          14,589       (85,270)   (6,397,888)    2,502,566
                                          =======   =========    ======          ======       ========   ===========    =========





SEE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated financial statements

Note 1     Significant accounting policies

Company's business
Royal Ahold's ("Ahold" or the "Company") principal activity is the operation of retail trade supermarkets both in the United States and in Europe with
additional   activities  in  several  potential  growth  markets.   Such  retail
operations are primarily conducted through the following consolidated subsidiaries or partnerships:

         Region                                             Number of stores
                                                          as of December 31,
                                                                        2000
         United States:
           Stop & Shop                                                   274
           Giant-Carlisle                                                 96
           BI-LO                                                         422
           Tops                                                          342
           Giant-Landover                                                179
         Europe:
           The Netherlands--Albert Heijn:
              Company owned                                              508
              Franchised                                                 201
           The Netherlands--Schuitema:
              Company owned                                              128
              Associated                                                 423
           Scandinavia:
              Company owned                                              375
              Franchised or Associated                                 2,725
           Portugal--Jeronimo Martins Retail, SGPS, S.A.                 210
           The Czech Republic--Ahold Czech Republic A.S.                 190
           Poland--Ahold  Polska  Sp. z o.o.                             149
           Spain--Ahold SuperMercados S.L.                               582

Royal Ahold also operates food retail stores in other regions throughout the world. Such retail operations are primarily conducted through the following consolidated subsidiaries or partnerships:

            Region                                             Number of stores
                                                             as of December 31,
                                                                           2000
            Latin America:
              Brazil--Bompreco S.A. Supermercados do
                 Nordeste                                                106
              Argentina--Disco S.A.                                      235
              Chile--Santa Isabel S.A.                                    96
              Guatemala - La Fragua S.A.                                 130
            Asia Pacific:
              Malaysia--Royal Ahold - Perlis (Tops) Sdn. Bhd.             39
              Thailand--CRC Ahold Company Ltd.                            41

Royal Ahold also  operates  foodservice  activities  in the United  States,  The
Netherlands and Sweden. In April 2000, Royal Ahold acquired U.S. Foodservice, the second largest food service distributor in the United States, based on 2000 net sales. In Europe, Royal Ahold conducts food service through Deli XL in The Netherlands and through Menyforetagen in Sweden.

Royal Ahold has three wholly-owned real estate affiliates, Ahold Real Estate Company, Inc. ("ARC") and Ahold Real Properties LLC. ("ARP") in the United States and Ahold Vastgoed B.V. ("AVG") in The Netherlands. These three companies are engaged in the financing, development and management of store sites and shopping centers primarily in support of Royal Ahold's retail operations.

Consolidation

The financial statements of Royal Ahold presented herein, and the notes thereto, are prepared on a consolidated basis in conformity with Dutch GAAP. Generally, all companies in which Royal Ahold can exercise control or where Royal Ahold has a direct or indirect interest of more than 50% are included in the consolidation. All significant intercompany transactions and accounts are eliminated in consolidation.

Comparability of the financial statements with those included in the Annual Report of Royal Ahold

The financial statements and related notes of Royal Ahold presented herein differ in certain respects from the financial statements and related notes presented in the printed English language version of the 2000 Annual Report of Royal Ahold. The principal differences are reclassifications within certain financial statement categories, terminology changes and additional disclosures have been provided in order to present these financial statements in a format more customary to readers of U.S. annual reports.

Basis of accounting

The  valuation  of  assets,   liabilities  and  shareholders'   equity  and  the
determination of earnings are based on historical cost, except for AVG's 1988 revaluation of its real estate holdings and its related subsequent effects.

Change in accounting principles

Starting fiscal 2000, the proposed dividend on common shares is included in shareholders' equity until final approval of the Annual General Meeting of Shareholders. In prior years, the proposed dividend was included in short term liabilities. Previous years have been restated to facilitate comparison. Effective January 2, 2000, certain costs relating to software developed in-house or purchased for internal use have been capitalized and will be amortized over the anticipated useful life. In accordance with Dutch Accounting Principles published in November 2000, goodwill paid for acquisitions since then has been capitalized. Amortization takes place according to the straight-line method over the anticipated useful life of the asset over a maximum period of 20 years. Goodwill paid until November 2000 was fully charged to shareholders' equity. An amount of EUR 2.6 billion was capitalized in the balance sheet at year-end 2000, of which EUR 5.2 million was amortized in the results of 2000.

Fiscal year

Royal Ahold's fiscal year generally consists of 52 weeks and ends on the Sunday nearest to December 31. Fiscal year 2000 contained 52 weeks and ended on December 31, 2000. Fiscal year 1999 contained 52 weeks and ended on January 2, 2000 and fiscal year 1998 contained 53 weeks and ended on January 3, 1999.

Foreign exchange

Transactions, receivables and liabilities denominated in foreign currencies resulting from ordinary activities are translated at the prevailing rates of exchange. The resulting exchange rate differences are added or charged to operating results. Exchange rate differences resulting from financing activities are recorded in net financial expenses.

In the consolidation, subsidiaries' balance sheets whose functional currency is other than euros are translated at the rates of exchange prevailing at the end of the fiscal year; the amounts in the subsidiaries' statements of earnings denominated in currencies other than euros are translated per quarter at the quarter's average rate of exchange. The resulting exchange rate differences are added or charged directly to shareholders' equity. On a cumulative basis, the aggregate amount of foreign exchange rate differences charged against shareholders' equity was EUR 85 million as of December 31, 2000.

Prior to fiscal 1999, the Company utilized the Dutch guilder as its reporting currency, however, beginning in fiscal 1999, Royal Ahold adopted the euro as its reporting currency. As part of the introduction of the euro throughout the European Union, the exchange rate between the legacy currencies and the euro were fixed on January 1, 1999. Accordingly, the historic financial statements and related disclosures that were reported using the Dutch guilder have been converted to the euro using the fixed conversion rate of EUR 1 = NLG 2.20371. The conversion of the historical financial statements from Dutch guilders to euro at a fixed rate depicts the same trends as would have been presented if we would have continued to present our financial statements in Dutch guilders. The rates of exchange (dollar per euro) applied for the dollar are as follows:

                                                      fiscal    fiscal    fiscal
                                                        year      year      year
                                                        2000      1999      1998
Balance Sheet
Year-end rate                                         0.9424    1.0075    1.1685

Statement of Earnings
1st quarter                                           0.9790    1.1092    1.0746
2nd quarter                                           0.9313    1.0446    1.0918
3rd quarter                                           0.8941    1.0570    1.1163
4th quarter                                           0.8696    1.0329    1.1748

The effect of changes in currencies other than the dollar have not been material.

Receivables/Loans receivable

Receivables and loans receivables are recorded at face value less provisions for uncollectible amounts. Project financing represents advances for the construction of projects that are to be sold upon their completion and are generally leased back.

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

Interest incurred during construction is capitalized as part of the related asset, and totaled EUR 18 million, EUR 15 million, and EUR 13 million in fiscal years 2000, 1999 and 1998, respectively. The amount recorded for buildings also includes capitalized leases for real estate (located primarily in the United States).

Investments in unconsolidated companies

Royal Ahold participates in certain joint ventures and partnerships, as well as maintains investments in other companies. Royal Ahold consolidates all companies over which it exercises control, as evidenced by majority ownership or through control of management. Companies over which Royal Ahold can exercise considerable influence in terms of business and financial policy, and where Royal Ahold owns more than a 20% interest, are accounted for using the equity method. Other unconsolidated companies are stated at historical cost unless there is a permanent decline in value.

Intangible fixed assets

Goodwill including any necessary restructuring provisions as a result of the acquisitions of companies was charged directly to shareholders' equity up to December 2000. As of December 2000 goodwill was capitalized and amortized on a straight line basis over a maximum period of 20 years. The "lease interests" primarily represent the discounted value of the difference between the fair rental value and the contractual rents due on leases as recorded at the time of the acquisition of a business or takeover of such leases. These discounted intangible assets are amortized over the remaining length of the lease agreements on a straight-line basis. Effective January 2, 2000, certain costs relating to software developed in-house or purchased for internal use have been capitalized and will be amortized over the anticipated life of three to five years. The software capitalized in previous years is also transferred from tangible fixed assets to intangible fixed assets in 2000.

Recoverability of long-lived assets

In evaluating useful lives and carrying values of long-lived assets, Royal Ahold reviews certain indicators of potential impairment, such as profitability projections that incorporate the impact on existing company businesses. In the event that an impairment seems likely, the fair value of the related asset is determined, and Royal Ahold records a charge to earnings based on comparing the asset's carrying value to the estimated fair value. Historically, Royal Ahold has generated sufficient returns from acquired businesses to recover the cost of assets, including intangible assets.

Taxes payable

Taxes payable include income taxes (net of investment credits), value added taxes, payroll taxes and other taxes which are expected to be paid within one year.

Revaluation reserve

In October 1988, a one-time revaluation of certain relevant real estate held by AVG was recorded. Royal Ahold added the difference between market value and book value, net of deferred taxes, to a revaluation reserve in shareholders' equity. The revalued amounts are amortized on a straight-line basis over the remaining estimated life of the related real estate.

Income taxes/Deferred income taxes

Income taxes are determined based on the earnings reported in the Consolidated Statement of Earnings, adjusted for permanent differences between income as calculated for financial and tax reporting purposes at the prevailing tax rates.

Deferred income tax assets and liabilities are derived from temporary differences between the financial and tax reporting of assets and liabilities and from loss carryforward facilities available and are included under "Deferred income taxes". Netting of deferred tax assets and liabilities occurs on a fiscal unity basis.

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

Revenue recognition

Royal Ahold recognizes retail sales at the point of sale. Sales to franchise and associated stores and food supply revenues are recognized when goods are delivered. Vendor allowances and credits that relate to the company's buying and merchandising activity are recognized as earned.

Advertising

Royal Ahold recognizes advertising expenses as incurred. Advertising expenses totaled EUR 553 million, EUR 327 million and EUR 261 million in fiscal years 2000, 1999 and 1998, respectively.

Earnings per share

The calculation of earnings per common share is based on the weighted average number of shares outstanding during the fiscal year. The number of shares outstanding is retroactively adjusted for stock dividends. The calculation of diluted net earnings per common share is calculated based on the weighted average number of common shares outstanding, inclusive of the number of shares that would have been issued upon conversion of all dilutive common shares, such as convertible subordinated notes and the exercise of employee stock options outstanding.

Amounts in thousands of euros

Unless  indicated   otherwise,   all  amounts  included  in  the  notes  to  the
consolidated financial statements are stated in thousands of euros.

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

Note 2     Business acquisitions and investments

During fiscal years 2000, 1999 and 1998, we completed the acquisitions and partnership investments set forth below. The store counts indicated below represent the number of stores operated at the time of acquisition, unless otherwise indicated.

o Superdiplo: On September 7, 2000, Royal Ahold announced plans to acquire all of the outstanding shares of the Spanish food retailer, Superdiplo, S.A. by means of a public tender offer. Superdiplo operates over 300 stores in Southern Spain, Andalusia, the Canary Islands and the greater Madrid region as well as two stores in Northern Morocco. On September 7, 2000, Royal Ahold also announced that it had signed an agreement with several major shareholders of Superdiplo holding in the aggregate 69.16% of the outstanding shares of Superdiplo in which the major shareholders agreed, pursuant to the terms of the tender offer, tender their shares in Superdiplo at a rate of 0.74 common shares of Royal Ahold for every Superdiplo share held, subject to certain adjustments. Also on September 7, 2000, Royal Ahold's Corporate Executive Board authorized a capital increase of up to 42,207,000 new common shares to be used as consideration for the tendered Superdiplo shares. On November 25, 2000 Royal Ahold launched Royal Ahold's public tender offer for the outstanding shares in Superdiplo. On December 27, 2000, the tender offer was closed and on December 29, 2000, Royal Ahold issued 36,849,875 Royal Ahold common shares. On January 3, 2001, Royal Ahold exchanged the 36,849,875 newly issued Royal Ahold common shares for 49,797,129 Superdiplo shares, representing 97.64% of the outstanding share capital in Superdiplo. Superdiplo shareholders who tendered their shares received 0.74 new common shares of Royal Ahold in exchange for every Superdiplo share tendered. The balance sheet of Superdiplo was consolidated as of year end 2000, as Royal Ahold obtained beneficial ownership on December 29, 2000, but none of the operating results are included in our consolidated statement of earnings for fiscal 2000.

o PYA/Monarch: In December 2000, U.S. Foodservice completed its acquisition of PYA/Monarch, a food service distributor in the southeastern United States for a total cash consideration of approximately $1.57 billion. PYA/Monarch was previously a subsidiary of Sara Lee Corporation.

o The A&P Group: In September 2000, Schuitema acquired the A&P Group in The Netherlands with 123 supermarkets and six hypermarkets.

o Bompreco: In June 2000, Royal Ahold acquired the remaining voting rights from the other shareholders of Bompreco in Brazil.

o Peapod: In June 2000, Royal Ahold acquired series B convertible preferred stock and warrants to acquire common stock of the U.S. on-line grocer Peapod, Inc. Each share of preferred stock entitles the holder to the vote that the holder would be entitled to cast had the holder converted the preferred stock into common stock. In addition, the holders of the preferred stock have voting rights relating to the election of the directors. The preferred stock was convertible into shares of common stock that, after giving effect to such conversion, would have represented approximately 51% of Peapod's outstanding common stock. The warrants issued in June 2000, along with warrants Royal Ahold acquired from Peapod in April 2000, in consideration of a revolving credit facility that Royal Ahold provided to Peapod, enable Royal Ahold to buy additional shares of common stock. In October 2000, Royal Ahold purchased 2,331,917 shares of Peapod common stock in an open market transaction. In October 2000, Royal Ahold exchanged the series B convertible preferred stock for series C convertible preferred stock of Peapod which is convertible into the same number of shares of common stock as the series B convertible preferred stock. If Royal Ahold were to convert all of the preferred stock to common stock and exercise all of the warrants, its beneficial ownership of Peapod common stock would represent approximately 78.9% of Peapod's outstanding stock. In September 2000, Peapod acquired various assets of Streamline.com, a U.S. on-line shopping and delivery service based in Westwood, Massachusetts. Peapod paid approximately $12 million for the Washington, D.C./Baltimore area facilities of Streamline, which are expected to be used in the development of Giant-Landover's internet-based home delivery services.

o The ICA Group: In April 2000, Royal Ahold acquired a 50% partnership interest in ICA, the largest Scandinavian food retailer, for approximately EUR 1.8 billion in cash. ICA was formed in early 1999 when ICA AB acquired an additional 55% of Norway's Hakon Gruppen AS, which became a wholly owned subsidiary. In August 1999, ICA entered into a non-consolidated 50/50 joint-venture with Statoil.

o U.S. Foodservice: In April 2000, Royal Ahold acquired U.S. Foodservice, the second largest food service distributor in the United States, based on sales for approximately $3.6 billion, including the assumption of approximately $925 million in debt. In July 2000, GFG Foodservice, a broadline distributor in North Dakota, South Dakota and northern Minnesota was acquired by U.S. Foodservice.

o Kampio: In January 2000, Royal Ahold acquired the Catalonian supermarket chain Kampio, based in Barcelona.

o    Ekono:  In  January  2000,   Royal  Ahold  acquired  Ekono  with  10  large
     supermarkets in Buenos Aires.

o La Fragua: In December 1999, Royal Ahold established a 50/50 partnership, Paiz Ahold, which controls an 80.5% interest in La Fragua, the largest food retailer in Guatemala. Royal Ahold completed this agreement in December 1999 and, as a result, the assets and liabilities of La Fragua are reflected in its consolidated balance sheet at the end of fiscal 1999 but none of the operating results are included in its consolidated statement of earnings for fiscal 1999.

o Supamer and Gonzalez: In May 1999, through Royal Ahold's 50/50 partnership with Velox Retail Holdings, Disco Ahold International Holdings acquired 75 stores from Supamer and Gonzalez.

o Gastronoom: In July 1999, Royal Ahold acquired Gastronoom, a Dutch institutional food supplier, for EUR 152 million including interest-bearing debt. In July 1999, Gastronoom was combined with Royal Ahold's existing food service company in The Netherlands, Grootverbruik Ahold to form Deli XL.

o Dialco, Dumaya, Guerrero and Castillo del Barrio: Throughout 1999, in Spain Royal Ahold acquired several companies for an aggregate amount of EUR 118 million in cash.

o Giant-Landover: In October 1998, Royal Ahold acquired Giant Food, which operated 179 supermarkets in the Mid-Atlantic region of the United States, for $2.7 billion in cash.

o Disco and Santa Isabel: In January 1998, Royal Ahold established Disco Ahold International Holdings, or DAIH, a 50% owned partnership with Velox Retail Holdings. DAIH currently controls a 99.3% stake in Disco. Royal Ahold paid approximately $538 million to acquire its interest in DAIH.

The above acquisitions have been accounted for by the purchase method of accounting. The purchase price has been allocated based on the estimated fair values of the assets acquired and the liabilities assumed. As discussed in Note 1 to the consolidated financial statements, under Dutch GAAP, any resulting goodwill was immediately charged to shareholders' equity in the year of acquisition until November 2000. As of December 2000, goodwill is capitalized and amortized on a straight line basis over a maximum period of 20 years. The operating results of all acquisitions are normally included in the Consolidated Statements of Earnings from the dates of their respective acquisitions. Under U.S. GAAP, goodwill of approximately EUR 7,972 million and approximately EUR 373 million in 2000 and 1999, respectively, was recorded as an intangible asset to reflect the excess of the purchase price over the estimated fair value of the net assets acquired.

The unaudited pro forma combined financial data, prepared in accordance with Dutch GAAP, as set forth below, give effect to:

o        the acquisition of U.S. Foodservice;
o        the acquisition of the 50% partnership interest in ICA;
o        the acquisition of PYA/Monarch; and
o        the acquisition of Superdiplo.

We have prepared the unaudited pro forma information as it these acquisitions occurred at the beginning of fiscal 2000 and fiscal 1999, respectively.


                                                                          fiscal 2000     fiscal 1999
                                                                          (unaudited)     (unaudited)
                                                                          -----------     -----------
Net sales                                                                  61,166,937      50,118,453
Operating results                                                           2,504,166       1,922,468
Net earnings                                                                1,169,265         887,673
Net earnings after preferred dividend                                       1,151,821         875,506
Weighted average number of common shares outstanding (x 1,000)                807,283         780,504
Earnings per common share                                                        1.43            1.12


The pro forma information included above is provided for illustrative purposes only and does not purport to represent what the actual operating results would have been had the transactions occurred on the respective dates assumed. All historical figures shown are actual or, for purposes of comparison restated fiscal 2000 and 1999 numbers. The purchase price paid for all transactions reflects future growth expectations and is not based on historical data. The unaudited pro forma combined earnings data do not reflect the anticipated synergies from actual integration into Royal Ahold and stand alone improvements in operating results. With regard to the remaining acquisitions referred to elsewhere in note 2, since the pro forma impact of these acquisitions on revenue, earnings before interest, taxes and extraordinary items and net earnings would not be materially different from the historical information, no pro forma information has been furnished in respect of them.

NOTE 3     Cash and cash equivalents
                                                      December 31,    January 2,
                                                         2000            2000
                                                      -----------     ----------

           Cash and cash equivalents                  1,090,680         444,193
           Interest bearing cash and time deposits      244,912         443,399
                                                        -------         -------

                                                      1,335,592         887,592
                                                      =========         =======

           Reported amounts as of December 31, 2000 include restricted cash of EUR 38.6 million, relating to required deposits for certain pension fund agreements.

           Items   reported  as  cash  have  an  original  maturity of less than three months.

NOTE 4     Receivables

                                                      December       January 2,
                                                      31, 2000             2000
                                                      --------       ----------
           Trade receivables                          1,833,231         891,273
           Receivables from unconsolidated
             subsidiaries and affiliates                 30,800              --
           Income tax receivable                         18,034           4,561
           Other receivables                          1,113,181         453,539
           Prepaid expenses                             465,182         355,987
           Project financing                            111,694          84,010
                                                        -------          ------
                                                      3,572,122       1,789,370
           Allowances for doubtful receivables         (145,971)        (92,622)
                                                       ---------      ---------

                                                      3,426,151       1,696,748
                                                      =========       =========


           As of year end 2000, we sold trade  receivables  to third parties for
           an  amount   of  EUR  438   million   under   securitization arrange-
           ments. We retain the credit risk for these receivables.

 NOTE 5    Inventories

                                                       December       January 2,
                                                       31, 2000            2000
                                                       --------       ----------
           Raw materials and components                 13,966          12,991
           Finished products and merchandise
            inventories                              4,160,001       2,549,922
           Other inventories                            98,596          62,639
                                                        ------          ------
                                                     4,272,563       2,625,552
           Allowances for obsolete inventories        (172,340)        (73,229)
                                                      ---------       --------

                                                     4,100,223       2,552,323
                                                     =========       =========

Note 6     Tangible fixed assets




                                              Buildings and Land      Machinery                    Under
                                             Stores         Other     equipment       Other     construction    Total
                                            ----------    ---------   ----------   -----------    -------    -----------
Cost, Jan. 2, 2000                          4,558,960      794,632    2,138,677     4,072,004     607,563    12,171,836
         Accumulated depreciation            (804,473)    (171,363)    (802,833)   (1,999,469)         --    (3,778,138)
                                            ----------    ---------   ----------   -----------    -------    -----------
         Net book value, Jan. 2, 2000       3,754,487      623,269    1,335,844     2,072,535     607,563     8,393,698

         Additions                            716,322      331,279      574,858       923,766     (77,269)    2,468,956
         Capitalized leases                   234,098           --        2,428           826          --       237,352
         Assets brought in through
         acquisitions                         857,750      790,108      176,157       496,765      80,775     2,401,555
         Book value of assets sold or
         disposed and
         reclassifications                   (293,483)     (52,116)     (30,665)      (40,304)     (6,675)     (423,243)
         Depreciation                        (165,025)     (61,975)    (254,482)     (639,959)         --    (1,121,441)
         Exchange rate differences            118,888        2,336       51,007        62,045      41,498       275,774
                                            ----------    ---------   ----------   -----------    -------    -----------
         Net book value, Dec. 31, 2000      5,223,037    1,632,901    1,855,147     2,875,674     645,892    12,232,651
                                            =========    =========    =========    ==========     =======    ==========

         Cost, Dec. 31, 2000                6,258,398    2,097,935   3,065,747      5,726,875     645,892    17,794,847
         Accumulated depreciation          (1,035,361)    (465,034)  (1,210,600)   (2,851,201)         --    (5,562,196)
                                            ----------    ---------   ----------   -----------    -------    -----------
         Net book value, Dec. 31, 2000      5,223,037    1,632,901    1,855,147     2,875,674     645,892    12,232,651
                                            =========    =========    =========    ==========     =======    ==========

         As of December 31, 2000, the aggregate amounts of mortgage and other loans collateralized by real estate were EUR 146.2 million. The book values of mortgaged real estate at December 31, 2000 exceed the amounts due under the related loans or secured liabilities.

         As of December 31, 2000, Royal Ahold had purchase commitments for fixed assets outstanding of approximately EUR 312.9 million.

         Net book value for fiscal year 1999 includes the reclassification of software from tangible fixed assets to intangible assets, in the amount of EUR 81.3 million.

Note 7     Loans receivable

                                                    December 31,   January 2,
                                                         2000         2000
                                                    ------------   ----------
         Employee loans, floating interest               106,724       63,913
         Other loans issued                              236,297      104,491
         Loans due from unconsolidated companies          71,034       39,953
                                                         -------      -------
                                                         414,055      208,357
                                                         =======      =======

          Employee  loans  include  EUR 55.8  million as of  December  31,  2000
          (January 2, 2000: EUR 61.7 million) of loans due from Officers, managers and employees which were granted to assist these Officers and employees with investments in the AH Dutch Customer Fund (the "Fund"). These floating-rate loans, bearing interest based on the Dutch interest rate, are generally due ten years from issuance or upon an individual's termination of employment, if earlier, and are collateralized by each individual's corresponding investment in the Fund. Loans to Corporate Executive Board members were EUR 0.9 million as of December 31, 2000 (January 2, 2000: EUR 0.9 million).

Note 8     Investments in unconsolidated subsidiaries and affiliates
                                                          December    January 2,
                                                          31, 2000         2000
                                                          --------    ----------
   Beginning of fiscal year:                              132,035       123,229

   Brought in through acquisitions                        219,373         3,964
   Investments and increase in existing shareholdings      58,750        14,542
   Sale and settlement of shareholdings                    (4,163)      (12,891)
   Other movements                                           (373)       (6,466)
   Exchange rate differences                               (8,727)        6,402
   Income from unconsolidated subsidiaries and affiliates  14,562         7,437
   Dividend                                                (3,614)       (4,182)
                                                           -------       -------
   End of fiscal year:                                     407,843       132,035
                                                           =======       =======

Note 9   Intangible fixed assets

                                                                                         Other
                                                                           Lease    intangible
                                                  Goodwill   Software     interest fixed assets    Total
                                                  --------   --------     -------- ------------    -----
   Beginning of fiscal year:
   At cost                                            --     123,810      166,872     106,442     397,124
   Accumulated amortization                           --     (32,846)     (33,861)    (39,216)   (105,923)
                                                      --     -------      -------     -------     -------
   Book value                                         --      90,964      133,011      67,226     291,201

   Additions                                   2,556,269      92,838       18,231      70,040   2,737,378
   Brought in through acquisitions               286,819       1,419        1,154      12,833     302,225
   Divestments                                        --     (13,617)      (5,156)     (5,669)    (24,442)
   Amortization                                   (5,236)    (31,730)      (8,640)    (14,652)    (60,258)
   Exchange rate differences                    (106,867)      2,835       10,113         503     (93,416)

   End of fiscal year:
   At cost                                     2,735,823     182,131      193,453     172,054   3,283,461
   Accumulated amortization                       (4,838)    (39,422)     (44,740)    (41,773)   (130,773)
                                                  -------    --------     --------    --------   ---------
   Book value                                  2,730,985     142,709      148,713     130,281   3,152,688
                                               =========     =======      =======     =======   =========


 Note 10   Loans payable

                                                           December   January 2,
                                                           31, 2000       2000
                                                           --------   ----------

   Bank overdrafts                                       1,025,723       708,387
   Borrowings, current portion                             247,588       191,948
   Customer savings                                        289,182        44,979
   Capitalized lease commitments, current portion           74,720        62,092
   Ahold Dutch Customer Fund Loan                          192,475       179,627
   Other loans                                             525,657       125,287
                                                         ---------     ---------
                                                         2,355,345     1,312,320

  Other  loans   consist of  savings  stamps,  held by Albert  Heijn  customers, employees' savings accounts and short term debt.

 Note 11   Other current liabilities

                                                         December    January 2,
                                                         31, 2000         2000
                                                         --------   -----------

           Vacation allowances                           339,130       263,726
           Interest                                      223,844        73,681
           Pension funds                                  21,732        21,089
           Dividends                                      10,948         5,639
                                                         -------       -------
                                                         595,654       364,135
                                                         =======       =======

Effective  fiscal  2000 , the  proposed  dividend  payable  on common  shares is
included  in  shareholders'   equity  and  not  in  other  current  liabilities.
Stockholders' equity and current liabilities are restated for fiscal year 1999.


Note 12    Borrowings

                                                                                                 December      January 2,
                                                                                                 31, 2000         2000
                                                                                                 --------      ----------
           Subordinated loans at fixed rates:
           NLG 200 million 7.625% bonds, maturing in 2000                                             --        90,756
           NLG 200 million 6.75% bonds, maturing in 2003                                          90,756        90,756
           NLG 200 million 5.875% bonds, maturing in 2005                                         90,756        90,756

           Convertible subordinated notes:
           NLG 1,495 million 3.0% convertible subordinated notes, maturing in                    678,395       678,402
           2003 EUR 920 million 4.0% convertible subordinated notes, maturing in                 920,000            --
           2005

           Credit facilities:
           $1 billion, multi-currency facility, floating interest                                720,738       153,846
           $500 million, multi-currency facility, floating interest                              530,560            --
           SEK 5,000 million, multi-currency facility, floating interest                         241,138            --

           Other loans at fixed rates unless otherwise noted:
           NLG 300 million eurobonds, 5.875%                                                     136,134       136,134
           NLG 500 million eurobonds, 6.25%                                                      226,890       226,890
           NLG 100 million loan, 7.70%                                                            36,302        45,378
           NLG 70 million loan, 7.20%                                                             31,765        31,765
           $500 million 6.25% bonds                                                              530,560       496,279
           $500 million 6.875% bonds                                                             530,560       496,279
           $250 million  9.75% senior loan                                                       212,198       203,331
           $39 million 6.11% loan                                                                 41,384        38,710
           $50 million 6.23% loan                                                                 53,056        49,628
           $39 million loan LIBOR plus 70 bps (1)                                                 41,384        38,710
           $250 million 9.875% bond                                                              140,135       148,884
           $100 million 9.125% bond                                                               32,932        34,740
           EUR 1,500 million 6.375% bond                                                       1,500,954            --
           EUR 200 million 6.375% bond                                                           200,000            --
           EUR 66 million floating rate note                                                      66,000            --
           $700 million 8.25% bond                                                               742,784            --
           CZK 3,000 million floating rate note                                                   84,604            --
           76 other loans, average 7.37%                                                       1,025,252       484,169
           39 mortgage loans, average 7.35%                                                      125,811        94,300
           Portuguese Escudo bonds, average 4.37%                                                124,700       167,069
           Brazilian Real bonds, average 13.90%                                                   55,261        59,811
                                                                                               ---------     ---------
                                                                                               9,211,009     3,856,593

           Cash held in escrow                                                                        --       (90,756)
           Current portion                                                                      (247,588)     (191,948)
                                                                                               ---------     ---------
           Long-term portion of loans                                                          8,963,421     3,573,889
                                                                                               ==========    =========

----------
(1) The LIBOR rate as of December 31, 2000 was 6.0%.

As of December 31, 2000, maturities of long-term debt during each of the next five fiscal years and thereafter are as follows:
           2001                                   247,588
           2002                                   998,741
           2003                                 1,891,120
           2004                                   126,638
           2005                                 2,944,184
           Thereafter                           3,002,738
                                                ---------
                                                9,211,009
                                                =========
Subordinated loans

Repayment of the principal of these subordinated loans is subordinated to the claims of all other existing and future creditors. In fiscal year 1999, cash proceeds were held in escrow with a bank to be used when the bonds matured in 2000. This bond was repaid on January 11, 2000.

Convertible subordinated notes

In September 1998, Royal Ahold completed a public offering of NLG 1,495 million principal amount of its 3.0% convertible subordinated notes due 2003, with interest payable annually, commencing September 30, 1999. Holders of the convertible subordinated notes have the right to convert the notes into common shares of Royal Ahold at any time prior to September 25, 2003. On October 26, 2000, the conversion price changed from EUR 28.06 to EUR 27.82 per common share of EUR 0.25. At any time after September 30, 2001, the notes are redeemable at the option of Royal Ahold, in whole but not in part, at the principal amount thereof, together with accrued interest. The notes will mature on September 30, 2003.

In May 2000, Royal Ahold issued 4% convertible subordinated notes due in 2005, with a principal amount of EUR 920 million. Holders of these notes have the right to convert the notes into common shares of Royal Ahold at any time prior to May 16, 2005. On October 26, 2000, the conversion price changed from EUR
33.02 to EUR 32.74 per common share of EUR 0.25. Royal Ahold has the right to redeem the convertible notes in whole but not in part, at the principal amount there of, together with accrued interest at any time after May 19, 2003.

Credit facilities

In December 1996, Royal Ahold entered into a $1 billion seven-year multi-currency revolving credit facility bearing interest at LIBOR plus 10 basis points. Royal Ahold pays a facility fee of 10 basis points per year on the total amount of the facility through the fifth year. Thereafter, the facility fee will be 11.25 basis points per year. This facility agreement contains restrictive covenants with regard to maintenance of certain financial ratios, such as interest coverage and gearing, as defined.

In March 1998, Royal Ahold entered into a four-year $500 million multi-currency revolving credit facility bearing interest at LIBOR plus 10 basis points. The terms and conditions of this facility are substantially identical to Royal Ahold's existing $1 billion multi-currency revolving credit facility.

The proceeds of the bonds issued by Ahold Finance USA Inc. were first used in June 2000 and then again in July 2000 to repay the majority of the outstanding amount under the $1 billion multi-currency revolving credit facility. Subsequently, the facility was used for other corporate activities including the financing of PYA/Monarch.

On July 7, 2000 ICA Finance AB entered into a five year SEK 5,000 million multi-currency revolving credit agreement, bearing interest at a fluctuating interest rate.

On December 7, 2000, Croesus Inc., entered into a $300 million bridge facility and on December 18, 2000 Royal Ahold entered into a $500 million bridge facility. Under the latter facility, Ahold Finance USA Inc. can issue short-term EMTN's at a guaranteed margin. Both facilities were used for the financing of the acquisition of PYA/Monarch. The outstanding loans under these facilities are included in short term bank loans and will be refinanced on a long term basis in the first half of year 2001.

Other loans (at fixed rates unless otherwise indicated)
NLG 300 million eurobonds, 5.875%. These 10-year eurobonds have been issued by Albert Heijn B.V., and are guaranteed by Royal Ahold. Matures December 19, 2007.

NLG 500 million eurobonds, 6.25%. These 10-year eurobonds have been issued by Croesus Inc. and are guaranteed by Royal Ahold. Matures November 28, 2006.

NLG 100 million loan, 7.70%. This loan was issued by AVG, and has principal repayment due in five equal installments of NLG 20 million starting June 2000 through June 2004.

NLG 70 million loan, 7.20%. This loan was issued by AVG, and matures in September 2003.

$500 million bonds, 6.25%. These 10-year bonds were issued by Ahold Finance U.S.A. Inc. and are guaranteed by Royal Ahold. Matures May 1, 2009

$500 million bonds, 6.875%. These 30-year bonds were issued by Ahold Finance U.S.A. Inc. and are guaranteed by Royal Ahold. Matures May 1, 2029.

$250 million senior loan, 9.75%. This senior loan was issued by Stop & Shop in February 1992. Matures July 1, 2002. This loan is subordinated to all senior indebtedness of Stop & Shop.

$39 million loan, 6.11%. This loan was issued by Croesus Inc. and is guaranteed by Royal Ahold. Matures June 30, 2003.

$50 million loan, 6.23%. This loan was issued by Croesus Inc. and is guaranteed by Royal Ahold. Matures June 30, 2006.

$39 million loan, LIBOR plus 70 bps. This loan was issued by Tops in a private placement, guaranteed by Royal Ahold. Matures March 15, 2002.

$250 million bond, 9.875%. This bond was issued by Disco. Matures May 15, 2008. Of the total principal amount of this bond, $118 million is held by Ahold Belgie N.V.

$100 million bond, 9.125%. This bond was issued by Disco. Matures May 15, 2003. Of the total principal amount of this bond, $69 million is held by Ahold Belgie N.V.

EUR 1,500 million bond, 6.375%. This bond was issued by Ahold Finance U.S.A. Inc. and is guaranteed by Royal Ahold. Matures June 8, 2005. This bond has been swapped to a USD liability of $1,414 million at an interest rate of 8.547%.

EUR 200 million bond, 6.375%. This bond was issued by Royal Ahold. Matures November 30, 2007.

EUR 66 million floating rate note. This note was issued by Royal Ahold. Matures October 26, 2007.

$700 million bond, 8.257%. This bond was issued by Ahold Finance U.S.A. Inc., and is fully and unconditionally guaranteed by Royal Ahold. Matures July 15, 2010.

Note 13    Capitalized lease commitments

Capital leases are principally for buildings and are generally held by Royal Ahold's U.S. subsidiaries. Terms typically range from ten to twenty-five years and contain renewal options. Components of assets held under capital leases are as follows:

                                                     December    January 2,
                                                     31, 2000         2000
                                                   ---------     ---------

         Land and buildings                        1,552,846     1,250,242
         Machinery and equipment                      98,286        40,108
                                                   ---------     ---------
                                                   1,651,132     1,290,350
         Accumulated amortization                   (516,006)     (391,964)
                                                   ---------     ---------
                                                   1,135,126       898,386
                                                   =========       =======

At the time of entering into capital lease agreements, the commitments are recorded at present value using the interest rate applicable for long-term borrowings. As of December 31, 2000, existing lease commitments are recorded at present value equivalent to an average rate of 8.97% (9.02% at January 2, 2000).

As of December 31, 2000, the aggregate amounts of minimum lease payments under capitalized lease contracts payable in each of the next five fiscal years and thereafter are as follows:

         2001                                                        197,174
         2002                                                        183,649
         2003                                                        180,294
         2004                                                        174,064
         2005                                                        168,440
         Thereafter                                                1,703,100
                                                                   ---------
         Total future minimum lease payments                       2,606,721
         Estimated executory costs                                    (3,391)
         Amounts representing interest                            (1,192,043)
                                                                   ---------
         Present value of net minimum capital lease payments       1,411,287
         Current portion                                             (74,720)
                                                                   ---------
         Long-term portion of capitalized lease commitments        1,336,567
                                                                   =========

Total future minimum lease payments above have not been reduced by minimum sublease rentals of EUR 14.7 million as of December 31, 2000 due in the future under related non-cancelable subleases.

Note 14    Other provisions

The movements in provisions in 2000 were:

Other provisions                             Beginning
----------------                              of fiscal                                            Exchange rate    End of
                                                year      Acquisitions  Additions  Deductions      differences    fiscal year
                                             ---------    ------------  ---------  ----------      -------------- ----------
Pension provisions                             218,116     111,616        70,273     (68,443)         3,016       334,578
Loss reserves for self-insurance               268,833      10,125       221,229    (185,085)        17,008       332,110
Closed and divested facilities                 186,054     133,125        10,892     (85,685)         8,883       253,269
Severance and other personnel costs             79,298      68,889        30,480     (80,186)         (880)        97,601
Bankruptcy guarantees                           31,298          --         1,698     (10,435)            --        22,561
Conversion costs                                25,301          --            --     (11,193)            --        14,108
Maintenance provisions                          51,917         307         7,523     (29,492)           288        30,543
Straight line rent                              31,804          --         6,379      (1,642)         2,030        38,571
Other                                           91,173     241,578        15,457     (88,163)        13,496       273,541
                                               -------     -------       -------    ---------        ------     ---------
                                               983,794     565,640       363,931    (560,324)        43,841     1,396,882
                                               =======     =======-      =======    =========        ======     =========

Pension provisions relate to various defined benefit plans, both in the U.S. and The Netherlands, including supplemental plans for early retirement in The Netherlands.

Royal Ahold is self-insured for property, casualty, medical, disability and general liability costs. Royal Ahold determines its liabilities for self-insured claims based on an independent actuarial analysis.

The provision for closed and divested facilities represents the estimated future costs (principally for rent obligations and loss on the disposal of assets) for facilities, primarily retail stores, that have been closed or announced to be closed.

Severance and other personnel costs include severance benefits for employees whose employment will be terminated. Bankruptcy guarantees represent lease obligations related to properties operated by Bradlees, Inc. ("Bradlees"). Bradlees stores were sold by Stop & Shop in 1992; however, Stop & Shop remained obligated under approximately 102 of its leases assigned to Bradlees stores. Bradlees stores filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in 1995 and on February 2, 1999 emerged from the bankruptcy. In December 2000, Bradlees Stores again filed for bankruptcy protection under Chapter 11 in order to facilitate the wind-down and liquidation of its assets. S&S/B Lease Disposition LLC ("S&S/B"), which is wholly owned by Stop & Shop, has been involved in a litigation arising from an appeal by Vornado Realty Trust, which is a landlord with respect to some of the Bradlees leases, from a Bankruptcy Court decision approving a Lease Designation and Disposition Agreement between Bradlees Stores and New Horizons of Yonkers, Inc. (together with Bradlees Stores collectively "Bradlees") and S&S/B dated January 11, 2001 (the "Disposition Agreement"). S&S/B and Bradlees entered into the Disposition Agreement to provide for the sale and disposition of all of the Bradlees real property leases, including certain leases under which Stop & Shop may have potential liability. Under the agreement, which was approved by the Bankruptcy Court following a hearing on January 30, 2001, S&S/B will guarantee that Bradlees receives at least $150 million from the proceeds of the sale of the leases. S&S/B may purchase some of the Bradlees leases, subject to an auction process where other parties would be entitled to submit bids. As of March 30, 2001, 33 of the Bradlees leases have been purchased. On February 9, 2001, the United States District Court for the Southern District of New York upheld the Bankruptcy Court's decision to deny Vornado Realty Trust's challenge to the Disposition Agreement, except for the Bankruptcy Court's decision to allow S&S/B and Bradlees to allocate future rental increases under the Vornado leases. Neither Bradlees nor Vornado is expected to appeal this decision. In addition, S&S/B does not intend to appeal this decision. The provision for bankruptcy guarantees represents the estimated future lease costs which Royal Ahold may incur for Bradlees stores based on available information. Total future rental payments under all such assigned Bradlees leases aggregated approximately $143 million as of December 31, 2000. However, Royal Ahold believes that such ongoing contingent liability will not be material or have a material impact on the Company's future financial condition or operating results.

Conversion costs represent the expected costs of systems upgrades for the introduction of the euro. For more information on conversion costs, please see the U.S. GAAP reconciliation in note 23 to the consolidated financial statements. Maintenance provisions have been established for known and estimable repair and upkeep of stores, primarily in The Netherlands. Straight line rent represents the excess of rent expensed (on a straight line basis) for financial reporting purposes over amounts paid for leases with scheduled increases.

As of December 31, 2000, other provisions are comprised of liabilities for potential environmental, labor and other potential liability arising from contractual obligations.

As of December 31, 2000, approximately EUR 134 million of the provisions are expected to mature within one year.

Note 15    Shareholders' equity

On October 9, 2000, a Special Meeting of Shareholders approved an increase in authorized share capital. It was also decided to convert the par value of all of our shares to euros. The depository obligation as a result of conversion to euros was charged to the additional paid-in capital.

The authorized share capital is comprised of the following classes of shares:

Cumulative preferred shares (800,000 at EUR 500 each)                 400,000
Cumulative preferred financing shares (400,000,000 at EUR 0.25 each)  100,000
Common shares (1,200,000,000 at EUR 0.25 each)                        300,000
                                                                      -------
                                                                      800,000
                                                                      =======

Cumulative Preferred Shares

In March 1989, Royal Ahold and Stichting Ahold Continuiteit ("SAC" or, "Ahold Continuity Foundation") entered into an agreement (the "Option Agreement"), which was amended and restated in April 1994 and March 1997, pursuant to which SAC was granted an option to acquire from us, valid until March 2004, cumulative preferred shares up to a total par value that is equal to the total par value of all issued and outstanding shares of capital stock at the time of exercising the option. Royal Ahold had the right pursuant to the Option Agreement to place cumulative preferred shares with SAC up to a total par value that is equal to the total nominal value of all issued and outstanding shares of capital stock of Royal Ahold at the time of placing the cumulative preferred shares. The holders of the cumulative preferred shares are entitled to 2,000 votes per share and a cumulative dividend on the outstanding and paid up shares, based on AEBOR with a minimum of 5.75%. Each transfer of cumulative preferred shares requires the approval of the Corporate Executive Board.

The issuance of cumulative preferred shares will have certain anti-takeover effects. The issuance of cumulative preferred shares will cause substantial dilution of the effective voting power of any shareholder, including a shareholder that attempts to acquire us, and could have the effect of delaying, deferring and preventing a change in control.

Royal Ahold may stipulate that only 25% of the nominal value will be paid upon subscription for cumulative preferred shares until payment in full of the par value is later called by Royal Ahold. No cumulative preferred shares were issued and outstanding during the three year period ended December 31, 2000.

Cumulative Preferred Financing Shares

In accordance with Article 46.1 of the Articles of Association, the Corporate Executive Board of Royal Ahold was designated as the body authorized to issue or grant rights to subscribe for Cumulative Preferred Financing Shares of whatever series, subject to the prior approval of the Supervisory Board of Royal Ahold, up to a total nominal amount equal to 25% of all the outstanding shares of the capital stock of Royal Ahold, excluding cumulative preferred shares. Cumulative Preferred Financing Shares must be fully paid up upon issuance.

Dividends are paid on each Cumulative Preferred Financing Share at a percentage (the "Financing Dividend Percentage") based on the average effective yield on Dutch state loans with a remaining life of nine to ten years, and such rate has been fixed for a period of ten years at a rate of 7.37% per fiscal year for the share issuance in June 1996, 5.18% for the share issuance in August 1998 and 6.47% for the share issuance in October 2000.

Common Shares

The main market on which the common shares of Royal Ahold are traded is the stockmarket of Euronext Amsterdam. Shares are also listed on the Swiss Stock Exchange and on the New York Stock Exchange in the United States in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts
(ADRs). The depository for the common shares is The Bank of New York. Each ADS evidences the right to receive one common share.

The holders of common shares are entitled to one vote per share and to participate in the distribution of dividends and liquidation proceeds.

The dividend for fiscal 1998 was declared in Dutch guilders. As of fiscal year 1999, dividends were declared in euros. Shareholders have the option to elect either a cash or a share dividend. The size and composition of the final 2000 share dividend option, will be announced on May 15, 2001, after the close of trading on the Euronext Amsterdam.

Dividends on common shares paid or proposed are as follows:

 Fiscal Year                               Cash Dividend Option           Stock Dividend Option
1998             Interim                   EUR 0.12                      1 share per 100 shares owned
                 Final                     EUR 0.26                      2 shares per 100 shares owned

1999             Interim                   EUR 0.14                      1 share per 100 shares owned
                 Final                     EUR 0.35                      2 shares per 100 shares owned

2000             Interim                   EUR 0.18                      1 share per 100 shares owned
                 Proposed final            EUR 0.45                      2 shares per 100 shares owned

Stock option plans

Royal Ahold established stock option plans in The Netherlands and the United States, pursuant to which a number of options to acquire common shares are granted to executives and other key salaried employees of Royal Ahold who are employed at certain specified job levels and who are designated by the Corporate Executive Board as eligible to be granted options, and such other employees as are designated by the Corporate Executive Board. The exercise price of such options is equal to the closing price of the common shares on Euronext Amsterdam on the day prior to the day the options are granted.

In The Netherlands, options granted are exercisable for a period of five or ten years after the grant date. Options granted prior to the beginning of fiscal year 1997 vested immediately. Options granted in 1998 have a vesting period of two years. During 1999, The Netherlands plan was amended and restated and the vesting period was changed to a period of three years. In 2000, the option plan in The Netherlands was amended to grant options also exercisable for a period of ten years after the grant date.

In the United States, Royal Ahold established stock option plans in 1986 (the "1986 U.S. Plan") and in 1990 (the "1990 U.S. Plan"), which were both amended and restated, effective January 3, 2000. Options granted under the 1990 U.S. Plan, as amended, are exercisable after a vesting period of five years, after which the options may be exercised in full, or in part, during a five-year period. Under the 1986 Plan, as amended, options granted thereunder are exercisable after a vesting period determined by the Corporate Executive Board and specified in each option award agreement, after which the options may be exercised in full, or in part, during the remainder of the five year period from the date of grant.

Currently option rights have been granted to approximately 5,000 employees to obtain common shares. The exercise of option rights is regulated to comply with Royal Ahold's regulations designed to prevent insider trading. Effective December 1997, the number of option rights granted is dependent on the growth in earnings per share. Starting January 2000, employees are also allowed to utilize "out of the money" option rights with higher exercise prices. Unexercised options will be forfeited upon termination of employment. New shares will be granted upon the exercise of option rights, subject to a yearly maximum of 1% of the issued shares.

A summary of the activity under Royal Ahold's stock option plans is as follows:

                                     Beginning              Average                Average               End of       Average
                                     of fiscal              Exercise               Exercise              fiscal      Exercise
                                       year       Granted   Price      Exercised   Price      Canceled   year          Price
                                     ---------   --------   --------   ---------   -------    --------   -------     --------
C.H. van der Hoeven        5 yr      491,192     105,731    33.75       85,586      9.19        --       511,337      26.44
                          10 yr      508,888       5,991    30.58         --        --          --       514,879      30.58
J.G. Andreae               5 yr      326,506      52,927    33.64       45,279      9.19        --       334,154      26.73
                          10 yr         --        25,000    34.36         --        --          --        25,000      34.36
A.M. Meurs                 5 yr      336,099      53,052    33.64       28,461      9.19        --       360,690      26.13
                          10 yr         --        25,000    34.36         --        --          --        25,000      34.36
A.S. Noddle                5 yr      187,171      51,580    34.03         --        --          --       238,751      26.88
                          10 yr      209,647      27,127    32.67       18,906      4.47        --       217,868      17.83
R.G. Tobin                 5 yr      190,800      51,623    34.02         --        --          --       242,423      26.80
                          10 yr       95,399      25,813    34.01         --        --          --       121,212      26.80
M.P.M. de Raad             5 yr         --        50,000    34.36         --        --          --        50,000      34.36
                          10 yr         --        25,000    34.36         --        --          --        25,000      34.36
                                   ---------     -------               -------      ----        --     ---------
Total Corporate                    2,345,702     498,844    33.85      178,232      8.69        --     2,666,314      26.99
Executive
Board members
Other associates           5 yr   14,439,061   6,043,578    33.86    2,440,143     15.12     348,907  17,693,589      28.86
                          10 yr    4,679,797   2,119,593    33.54      478,694      7.05     475,651   5,845,045      25.10
                                  ----------   ---------             ---------      ----     -------  ----------
Total number of option
rights                            21,464,560   8,662,015    33.79    3,097,069     13.50     824,558  26,204,948      27.83
                                  ==========   =========             =========     =====     =======  ==========


                                                                          FISCAL YEAR
                                                                          -----------

                                                            2000                      1999                     1998
                                                            ----                      ----                     ----

                                                         Average Price             Average Price             Average Price
                                                           per Share                 per Share                 per Share
                                           Shares            EUR     Shares             EUR     Shares            EUR
                                           ------            ---     ------             ---     ------
Outstanding at
beginning of year                         21,464,560         23.19   17,778,263         20.50  15,994,594         14.43
Granted                                    8,662,015         33.78    5,744,762         29.01   5,768,455         30.60
Exercised                                 (3,097,069)        13.48   (1,912,293)        10.90  (3,794,299)         9.60
Canceled                                    (824,558)        23.32     (146,172)        17.41    (190,487)        12.85
                                          ----------                 ----------                -----------
Outstanding at end of year                26,204,948         27.81   21,464,560         23.36  17,778,263         20.50
                                          ==========                 ==========                ==========

The following table summarizes information about stock options outstanding as of December 31, 2000:

                                 Options Outstanding                              Options Exercisable
                                 -------------------                              -------------------
      Range of                                                  Weighted                                Weighted
      Exercise                             Weighted Average      Average                                 Average
        Prices    Number Outstanding          Remaining       Exercise Price    Number Exercisable      Exercise Price
           EUR   as of December 31, 2000   Contractual Life            EUR     as of December 31, 2000            EUR
           ---   -------------------      ----------------    --------------   -----------------------  -------------
     5.23-7.49          749,653                3.0            6.68                   749,653              6.68
    9.19-15.34        2,847,327                2.6           14.40                 1,831,802             15.34
   18.55-25.64        3,850,838                2.8           22.37                 3,837,120             22.45
   26.28-42.96       18,757,130                7.0           31.84                        --                --
                     ----------                                                    ---------
                     26,204,948                                                    6,418,575
                     ==========                                                    =========

Royal Ahold accounts for the stock option plans under Dutch GAAP which is comparable to Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations for non-compensatory plans. Accordingly, no compensation cost has been recognized for stock options. The weighted average fair value of stock options granted during 2000, 1999 and 1998 was EUR 10.55, EUR 13.38 and EUR 10.91, respectively. The fair value of the stock option grants has been estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                     fiscal      fiscal      fiscal
                                      2000        1999        1998
                                     -----       -----       ----
Expected life (years):
     1986 Plan                         4.0         4.0         4.0
     1990 Plan                         7.5         7.5         7.5
Interest rate                         5.5%        6.0%        6.0%
Volatility                           32.5%       45.0%       30.0%
Assumed forfeitures                   5.0%        6.0%        6.0%
Dividend yield                        2.0%        2.0%        2.0%

Had compensation cost for the stock option plans been determined consistent with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, ("SFAS 123"), under Dutch GAAP Royal Ahold's pro forma net earnings and earnings per Common Share would have been as follows:

                                                                fiscal 2000  fiscal 1999  fiscal 1998

Net earnings after dividends on cumulative preferred
 financing shares:
     As reported                                                  1,098,547    739,940    537,274
     Pro forma                                                    1,068,225    714,383    527,599
Earnings per common share:
     As reported                                                       1.51       1.14       0.91
     Pro forma                                                         1.46       1.10       0.89
Diluted earnings per common share:
     As reported                                                       1.47       1.11       0.90
     Pro forma                                                         1.38       1.06       0.88


This pro forma impact only takes into account options granted since the beginning of fiscal year 1995 and is likely to increase in future years as additional options are granted and amortized ratably over the vesting period.

Note 16    Rentals and operating leases with third parties

Operating leases of Royal Ahold's U.S. subsidiaries generally are for terms of ten to 25 years, contain renewal options and in some cases require additional operating lease payments based on sales volume. The rental contracts of Royal Ahold's Dutch retailing subsidiaries generally provide for non-cancelable five to ten year rental periods with renewal options, and rents reset every year based on predetermined indices.

The actual costs of rentals and operational leases were as follows:
                                 fiscal    fiscal      fiscal
                                  2000      1999        1998
                                --------  --------    --------
Minimum rentals                  848,522   605,073    476,464
Contingent rentals               109,965    13,626     11,333
Lease and sublease income       (146,156) (117,539)   (80,786)
                                --------  --------    --------
                                 812,331   501,160    407,011
                                 =======   =======    =======

As of December 31, 2000, the aggregate amounts of minimum lease payments under existing operational lease contracts are as follows:

2001                                                    974,035
2002                                                    903,050
2003                                                    824,087
2004                                                    717,034
2005                                                    656,095
Thereafter                                            4,683,917
                                                      ---------
                                                      8,758,218
                                                      =========

Minimum lease payments above have not been reduced by minimum lease or sublease rental income of EUR 593 million due in the future under non-cancelable subleases.

Note 17    Income taxes

The reconciliation of income taxes between the Dutch corporate income tax rate and Royal Ahold's effective income tax rate as shown in the Consolidated Statements of Earnings is as follows:


                                                                                   fiscal     fiscal     fiscal
                                                                                    2000       1999       1998
                                                                                    -----      -----      ----
    Dutch corporate income tax rate                                                35.00%     35.00%     35.00%

    Items affecting the corporate income tax rate
      Different statutory income tax rate of foreign
         subsidiaries                                                              (7.48%)    (5.60%)   (10.40%)
      Non-taxable items                                                            (2.49%)    (2.35%)    (0.80%)
      Other factors                                                                (0.04%)    (0.06%)     1.72%
                                                                                   -------    -------     -----
    Effective tax rate                                                             24.99%     26.99%     25.52%
                                                                                   ======     ======     ======

    The components of the provisions for income taxes are as follows:

                                                                                    fiscal     fiscal     fiscal
                                                                                     2000       1999       1998
                                                                                     -----      -----      ----
    Current:
      Domestic                                                                     97,001    105,559     68,077
      Foreign                                                                     195,739    118,742     66,925
    Deferred:
      Domestic                                                                     24,450     14,884     45,470
      Foreign                                                                      83,820     43,816     16,603
                                                                                  -------    -------    -------
                                                                                  401.010    283,001    197,075
                                                                                  =======    =======    =======
    Earnings before income tax and minority interest
      Domestic                                                                    897,979    702,600    547,065
      Foreign                                                                     706,849    345,878    225,203
                                                                                  -------    -------    -------
                                                                                1,604,828  1,048,478    722,268
                                                                                =========  =========    =======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2000, Royal Ahold had operating loss carryforwards of approximately EUR 187 million expiring between 2002 and 2022, general business tax credit carryforwards totaling approximately EUR 2 million expiring between 2001 and 2016, and alternative minimum tax carryforwards of EUR 39 million which can be carried forward indefinitely. Such operating loss carryforwards and tax credits may not be used to offset income taxes in other jurisdictions. Royal Ahold has established a valuation allowance to reduce the tax benefit of certain net operating losses and certain general business tax credits to an amount that is more likely than not realizable.

Deferred tax assets and liabilities as of December 31, 2000 and January 2, 2000 are as follows:


                                                    Net deferred tax asset (liability)
                                                    December 31,      January 2,
                                                       2000            2000
                                                       ---------   -------------


Fixed assets                                          (324,374)     (323,589)
Capitalized lease commitments                          112,476        68,309
Benefit plans                                           95,592        23,252
Inventories                                            (45,883)      (64,600)
Closed locations                                        37,927        39,872
Provisions not yet deductible                          102,386       162,342
Carryforwards
   Operating losses                                    186,794       124,979
   Alternative minimum tax                              39,322        36,725
   General business tax credits                          2,142        14,730
Valuation allowances on carry forwards                 (73,560)      (36,577)
Valuation allowances on other deferred tax assets      (13,213)            --
Other, net                                             (91,137)      (24,548)
                                                       --------      --------
                                                        28,472        20,895
                                                        ======        ======


Deferred income taxes are classified in the accompanying balance sheets as of December 31, 2000 and January 2, 2000 as follows:
                                                       December      January 2,
                                                       31, 2000         2000
                                                      ---------      ----------
Non-current deferred tax assets                        391,421       123,688
Non-current deferred tax liabilities                  (362,949)     (102,793)
                                                      ---------     ---------
                                                        28,472        20,895
                                                        ======        ======

Note 18    Employee benefit plans

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

Pension costs for all plans are actuarially determined and generally funded annually. Royal Ahold accounts for its U.S. plans under the provisions of Financial Accounting Standards No. 87 ("SFAS 87"). Pension expense for the plans in The Netherlands is calculated using the methodology required under Dutch GAAP. Pension expense of the qualified plans included in the accompanying
Statement of Earnings for fiscal years 2000, 1999 and 1998 aggregated EUR 32,465, EUR 33,973 and EUR 33,791, respectively. In addition, Royal Ahold received refunds of EUR 29 million in 2000 and EUR 34 million in 1998 of overfunded pension plan assets in The Netherlands, which were reflected as a reduction of general and administrative expenses in the 2000 and 1998 Consolidated Statement of Earnings. There were no refunds in fiscal year 1999. Additionally, certain union employees in the United States are covered by multi-employer, defined benefit plans. Plan expenses were EUR 70,199, EUR 53,893 and EUR 31,275 for 2000, 1999 and 1998, respectively. For a discussion on the U.S. GAAP accounting treatment, please see note 23 to the consolidated financial statements.

Other benefit plans

Royal Ahold also maintains various other employee benefit plans. For employees of its U.S. subsidiaries, such plans are principally in the form of savings, incentive compensation and bonus plans. Royal Ahold's Dutch subsidiaries participate in a profit sharing plan for their employees. In the United States, Royal Ahold also maintains three supplemental employee retirement plans for officers and executives of its subsidiaries.

Post-retirement plans

Royal Ahold provides life insurance and health care benefits for certain retired employees meeting age and service requirements at its U.S. subsidiaries. Royal Ahold's post-retirement plans are not funded.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point increase in assumed health care cost trend rates would have increased the aggregate of service and interest cost for 2000 by 8%. The effect of this change on the accumulated post-retirement benefit obligations as of the end of fiscal 2000 would be an increase of 6%. A one-percentage-point decrease in assumed health care cost trend rates would have decreased the aggregate of service and interest cost components of net periodic retirement health care benefit cost for 2000 by 6%. The effect of this change on the accumulated post-retirement benefit obligation for health care benefits as of the end of fiscal 2000 would be a decrease of 5%.

For purposes of additional disclosure, information regarding the plans in The Netherlands has also been provided under the requirements of Financial Accounting Standards No 132, Employers' Disclosures About Pensions and Other Post-retirement Benefits ("SFAS 132"). The following table summarizes the funded status and amounts which would be recognized in Royal Ahold's financial statements under SFAS 132 for all defined benefit and other plans.

                                                                              United States             United States
                                                                             Pension Plans             Other Benefits
                                                                          2000          1999         2000         1999
                                                                          ----          ----         ----         ----
Change in benefit obligation:
  Benefit obligation at beginning of year                               420,412       390,717       61,609       57,312
  Service cost                                                           16,142        17,898          817          872
  Interest cost                                                          43,716        30,973         5,325       4,325
  Amendments                                                              5,238           824           --           --
  Actuarial loss (gain)                                                     849       (64,820)      (2,455)      (4,770)
  Acquisition                                                           117,539            --       28,118           --
  Foreign currency exchange rate changes                                 29,040        62,422        4,255        9,158
  Benefits paid                                                         (23,969)      (17,602)      (4,186)      (5,288)
                                                                        --------      --------      -------      -------
  Benefit obligation at end of year                                     608,967       420,412       93,483       61,609
                                                                        =======       =======       ======       ======

Change in Plan Assets:
  Fair value of assets, beginning of period                             467,983       366,764           --           --
  Actual return on plan assets                                           21,369        40,375           --           --
  Company contribution                                                      989        19,851        4,186        4,405
  Plan participant contribution                                              --            --           --          747
  Acquisition                                                           147,066            --           --           --
  Foreign currency exchange rate changes                                 32,327        58,595           --           --
  Benefits paid                                                         (23,969)      (17,602)      (4,186)      (5,152)
                                                                        --------      --------      -------      -------
  Fair value of assets, end of period                                   645,765       467,983           --           --
                                                                        =======       =======           ==           ==

The funded status of the plans for fiscal 2000 and 1999 are as follows:


                                                                              United States             United States
                                                                             Pension Plans             Other Benefits
                                                                          2000          1999         2000         1999
                                                                          ----          ----         ----         ----
Reconciliation of funded status:
  Funded status of plan                                                  36,798        47,571      (93,483)     (61,609)
  Unrecognized actuarial (gain) loss                                    (53,789)      (86,017)      (7,799)      (6,199)
  Unrecognized prior service cost                                         9,582         4,712          645          655
  Unrecognized net transition obligation                                 (1,323)       (1,771)         638          648
                                                                         -------       -------         ---          ---
  Prepaid (accrued) benefit cost                                         (8,732)      (35,505)     (99,999)     (66,505)
                                                                         =======      ========     ========     ========



                                                                              United States             United States
                                                                             Pension Plans             Other Benefits
                                                                          2000          1999         2000         1999
                                                                          ----          ----         ----         ----
Amounts recognized in the statement of financial position consist of:
  Prepaid benefit cost                                                   35,658         1,701           --           --
  Accrued benefit liability                                             (44,390)      (37,532)     (99,999)     (66,582)
  Intangible asset                                                           --           326           --           --
  Accumulated other comprehensive income                                     --            --           --           77
                                                                             ---           ---          ---          --
  Net amount recognized                                                  (8,732)      (35,505)     (99,999)     (66,505)
                                                                         =======      ========     ========     ========


The net periodic benefit cost included the following components:

                                                           United States                        United States
                                                           Pension Plans                       Other Benefits
                                                   2000        1999         1998         2000        1999         1998
                                                   ----        ----         ----         ----        ----         ----
Components of net periodic benefit cost:
  Service cost of benefits earned                 16,038      17,898       11,211          817         872          633
  Interest cost on benefit obligation             43,611      30,973       19,270        5,325       4,325        3,064
  Expected return on assets                      (53,461)    (39,317)     (21,720)          --          --           --
  Amortization of transition (asset)                (570)       (534)        (460)          54          50           43
  Amortization of prior service cost               1,278         780          483           55          52           45
  Recognized actuarial (gain) loss                (5,691)        (17)          --         (535)       (152)        (111)
                                                  -------        ----          ---        -----       -----        -----
  Net periodic benefit cost                        1,205       9,783        8,784        5,716       5,147        3,674
                                                   =====       =====        =====        =====       =====        =====


                                                                      Non-United States
                                                                        Pension Plans
                                                                        2000      1999
                                                                      --------- ---------
Change in benefit obligation:
  Benefit obligation at beginning of year                              940,729  1,132,552
  Service cost                                                          55,951     59,489
  Interest cost                                                         70,223     56,983
  Amendments                                                               --          --
  Actuarial loss (gain)                                                135,694   (285,133)
  Acquisition                                                          194,215         --
  Foreign currency exchange rate changes                                   --          --
  Benefits paid                                                       (27,985)    (23,162)
                                                                      --------    --------
  Benefit obligation at end of year                                 1,368,827     940,729
                                                                    ==========    =======

Change in Plan Assets:
  Fair value of assets, beginning of period                         1,335,560   1,141,320
  Actual return on plan assets                                         30,817     176,996
  Company contribution                                                 20,760      33,327
  Plan participant contribution                                         1,225       7,079
  Acquisition                                                         101,328          --
  Foreign currency exchange rate changes                                   --          --
  Benefits paid                                                       (27,985)    (23,162)
                                                                      --------    --------
  Fair value of assets, end of period                               1,461,705    1,335,560
                                                                    =========    =========

The funded status of the plans for fiscal 2000 and 1999 are as follows:
                                                                      Non-United States
                                                                       Pension Plans
                                                                      2000        1999
                                                                      ----        ----
Reconciliation of funded status:
  Funded status of plan                                                92,878     394,831
  Unrecognized actuarial (gain) loss                                  (40,886)   (256,566)
  Unrecognized prior service cost                                     (10,745)    (11,978)
  Unrecognized net transition obligation                              (15,288)    (15,093)
                                                                      --------    --------
  Prepaid (accrued) benefit cost                                       25,959     111,194
                                                                       =======    =======

                                                                      Non-United States
                                                                       Pension Plans
                                                                      2000        1999
                                                                      ----        ----

Amounts recognized in the statement of financial position consist of:
  Prepaid benefit cost                                                141,625     124,971
  Accrued benefit liability                                          (115,666)    (13,777)
  Intangible asset                                                         --          --
  Accumulated other comprehensive income                                   --          --
                                                                           ==          ==
  Net amount recognized                                                25,959     111,194
                                                                       =======    =======


The net periodic benefit cost included the following components:
                                                       Non-United States Pension Plans
                                                        2000          1999         1998
Components of net periodic benefit cost:
  Service cost of benefits earned                         42,516       52,604       35,024
  Interest cost on benefit obligation                     63,552       56,983       38,836
  Expected return on assets                              (90,432)     (85,824)    (114,428)
  Amortization of transition (asset)                        (338)     (86,540)          --
  Amortization of prior service cost                     (18,214)      83,733       41,452
                                                         --------      -------      ------
  Net periodic benefit cost                               (2,916)      20,956          884
                                                          =======      =======         ===

The assumptions used to develop the actuarial present value of benefit obligations and pension expense under SFAS 87 were as follows:

                                                                      Pension Benefits               Other Benefits
                                                                  2000      1999      1998      2000     1999      1998
                                                                  ----      ----      ----      ----     ----      ----
United States plans
  Discount rate for obligations                                     8%        8%     6.75%        8%       8%     6.75%
  Expected return on plan assets                                    9%        9%        9%       N/A      N/A       N/A
  Average salary increases                                        4.5%      4.5%        4%      4.5%     4.5%        4%

                                                                     Pension Benefits                Other Benefits
                                                                  2000      1999      1998      2000     1999      1998
                                                                  ----      ----      ----      ----     ----      ----
Non-United States plans
  Discount rate for obligations                                  5.25%        6%        5%       N/A      N/A       N/A
  Expected return on plan assets                                 6.50%        7%        7%       N/A      N/A       N/A
  Average salary increases                                       3.50%        4%        4%       N/A      N/A       N/A

Note 19     Business segment information

Royal Ahold operates principally in two business segments, the retail trade of food and related non-food and foodservice products. All Dutch specialty retailers, which are not individually or in the aggregate a separately identifiable segment, are included under "retail trade" together with the Albert Heijn supermarket chain in The Netherlands. The segments food service and real estate operations are also separately disclosed. Royal Ahold's other activities do not individually constitute a separately reportable industry segment.

In 2000, Royal Ahold acquired U.S. Foodservice, a company engaged in the sale of food and related products to restaurants and other institutional food service establishments. In connection with the acquisition of U.S. Foodservice, Royal Ahold reorganized its former food wholesaling segment that was subsequently renamed "Food Service". As a result of this reorganization, certain food wholesaling operations have been either transferred to the retail trade segment or the real estate and other segment. Prior year figures have been restated to reflect this reorganization.

                                                      fiscal 2000   fiscal 1999   fiscal 1998
           Net Sales (including intersegment)
           Retail trade                              44,675,893    32,972,267    26,084,050
           Food service                               7,765,648       555,183       366,404
           Real estate and other                        343,997       381,200       408,265
           Intersegment sales                          (314,706)     (348,259)     (374,509)
                                                       --------     ---------     ---------
                                                     52,470,832    33,560,391    26,484,210
                                                     ==========    ==========    ==========
           Net Sales
           Retail trade                              44,653,412    32,966,097    26,079,959
           Food service                               7,753,858       553,409       364,836
           Real estate and other                         63,562        40,885        39,415
                                                       --------     ---------     ---------
                                                     52,470,832    33,560,391    26,484,210
                                                     ==========    ==========    ==========
           Operating Results

           Retail trade                               1,844,511     1,363,305       925,199
           Food service                                 294,467        15,429         7,585
           Real estate and other                        181,196        80,044       124,444
           Corporate costs                              (46,081)      (44,106)      (39,962)
                                                      ---------     ---------     ---------
                                                      2,274,093     1,414,672     1,017,266
                                                      =========     =========    ==========
           Depreciation and amortization
           Retail trade                               1,089,782       806,872       626,746
           Food service                                  49,442         6,472         4,444
           Real estate and other                         42,475        54,779        41,801
                                                      ---------    ----------    ---------
                                                      1,181,699       868,123       672,991
                                                      =========    ==========    ==========
           Salaries and benefits
           Retail trade                               5,648,390     4,387,307     3,186,849
           Food service                                 705,478        44,093        24,473
           Real estate and other                        135,388        95,881        93,740
           Corporate                                     21,808        18,996         3,000
                                                      ---------    ----------    ----------
                                                      6,511,064     4,546,277     3,308,062
                                                      =========     =========     =========
           Average number of full-time equivalent
             employees
           Retail trade                                 232,927       205,504       160,391
           Food service                                  13,749         1,749           778
           Real estate and other                          1,170         1,534         1,577
           Corporate                                        207           196            --
                                                       --------    ----------    ----------
                                                         248,053      208,983       162,746
                                                      ==========    =========    ==========
           Purchase of tangible fixed assets
           Retail trade                               2,475,548     1,752,934     1,346,086
           Food service                                  43,616         9,000         1,910
           Real estate and other                        187,144       152,305       102,106
                                                       --------    ----------    ----------
                                                      2,706,308     1,914,239     1,450,102
                                                      ==========    ==========    =========
           Purchase of intangible fixed assets
           Retail trade                               1,180,372        28,643        24,695
           Food service                               1,420,849            --            --
           Real estate and other                        136,157         2,210         1,731
                                                      ---------    ----------     ---------
                                                      2,737,378        30,853        26,426
                                                      ==========    ==========    =========

                                                      December 31,    January 2,    January 3,
                                                          2000          2000          1999
           Assets in use for operational activities *
           Retail trade                              17,914,642    12,175,108     9,519,130
           Food service                               3,965,390       168,615        80,580
           Real estate and other                      2,642,194     1,875,691     1,576,348
           Intersegment                                (274,921)     (397,852)     (209,130)
                                                      ---------    ----------    ----------
                                                     24,247,305    13,821,562    10,966,928
                                                      =========    ==========    ==========


           Liabilities from operational activities **
           Retail trade                               6,476,468     4,921,157     3,878,722
           Food service                               1,363,642       106,835        55,649
           Real estate and other                      1,686,260       889,645       785,660
           Intersegment                                (274,921)     (397,852)     (209,130)
                                                      ---------    ----------    ----------
                                                      9,251,449     5,519,785     4,510,901
                                                      =========    ==========    ==========

           * Assets in use for operational activities are all assets of a segment, less the loans receivable, investment in subsidiaries and deferred income taxes.
           ** All liabilities of a segment, less the interest bearing debt, deferred income tax liabilities and dividend preferred stock.

 Note 20   Geographic segment information

Royal Ahold's operations are conducted in four geographical areas: the United States, Europe (The Netherlands, Portugal, the Czech Republic, Scandinavia, Belgium, Poland and Spain), Latin America (Brazil, Argentina, Chile, Peru, Paraguay and Ecuador) and Asia Pacific (Malaysia, Thailand and Indonesia).



                                                             fiscal 2000   fiscal 1999   fiscal 1998
           Net Sales
           United States                                     30,361,859    19,133,508    14,509,333
           Europe                                            16,624,975    10,453,867     9,448,894
           Latin America                                      5,081,934     3,497,173     2,116,411
           Asia Pacific                                         402,064       475,843       409,572
                                                             ----------    ----------    ----------
                                                             52,470,832    33,560,391    26,484,210
                                                             ==========    ==========    ==========
           Operating Results
           United States                                      1,466,005       943,768       638,975
           Europe                                               669,868       459,034       402,280
           Latin America                                        204,123        96,732        62,835
           Asia Pacific                                         (19,822)      (40,756)      (46,863)
           Corporate costs and eliminations                     (46,081)      (44,106)      (39,961)
                                                             ----------    ----------    ----------
                                                              2,274,093     1,414,672     1,017,266
                                                             ==========    ==========    ==========
           Depreciation and amortization
           United States                                        662,267       506,947       387,990
           Europe                                               354,288       246,923       230,822
           Latin America                                        145,675        93,368        40,458
           Asia Pacific                                          18,667        19,706        12,484
           Corporate                                                802         1,179         1,237
                                                             ----------    ----------    ----------
                                                              1,181,699       868,123       672,991
                                                             ==========    ==========    ==========
           Salaries and benefits
           United States                                      4,510,334     3,104,703     2,157,948
           Europe                                             1,459,173     1,056,067       930,588
           Latin America                                        490,173       330,229       164,900
           Asia Pacific                                          29,576        36,282        34,226
           Corporate                                             21,808        18,996        20,400
                                                             ----------    ----------    ----------
                                                              6,511,064     4,546,277     3,308,062
                                                             ==========    ==========    ==========
           Average number of full-time equivalent employees
           United States                                        118,114       101,872        81,490
           Europe                                                70,293        53,613        46,363
           Latin America                                         52,157        43,690        24,340
           Asia Pacific                                           7,282         9,612        10,357
           Corporate                                                207           196           196
                                                             ----------    ----------    ----------
                                                                248,053       208,983       162,746
                                                             ==========    ==========    ==========
           Purchase of tangible fixed assets
           United States                                      1,310,421     1,084,384       776,088
           Europe                                               910,748       512,819       491,022
           Latin America                                        465,340       301,156       140,475
           Asia Pacific                                          18,487        14,986        42,040
           Corporate assets                                       1,312           894           477
                                                             ----------    ----------    ----------
                                                              2,706,308     1,914,239     1,450,102
                                                             ==========    ==========    ==========

           Purchase of intangible fixed assets
           United States                                      1,570,692         5,118         6,526
           Europe                                             1,156,810        18,968        19,900
           Latin America                                          8,886         6,767            --
           Asia Pacific                                             990            --            --
           Corporate assets                                          --            --            --
                                                             ----------    ----------    ----------
                                                              2,737,378        30,853        26,426
                                                             ==========    ==========    ==========


                                                             December 31,    January 2,    January 3,
                                                                 2000           2000          1999
                                                                 ----           ----          ----
           Assets in use for operational activities *
           United States                                     12,699,520     7,192,915     5,708,622
           Europe                                             8,392,362     3,741,977     2,782,397
           Latin America                                      2,942,824     2,508,446     1,852,484
           Asia Pacific                                         150,940       192,927       208,993
           Corporate costs                                      336,580       583,149       623,562
           Intersegment                                        (274,921)     (397,852)     (209,130)
                                                             ----------    ----------    ----------
                                                             24,247,305    13,821,562    10,966,928
                                                             ==========    ==========    ==========
           Liabilities from operational activities **
           United States                                      4,604,507     2,688,693     2,194,621
           Europe                                             3,314,928     2,071,651     1,596,823
           Latin America                                      1,236,748       961,131       712,021
           Asia Pacific                                          84,625       134,202       137,108
           Corporate                                            285,562        61,960        79,458
           Intersegment                                        (274,921)     (397,852)     (209,130)
                                                             ----------    ----------    ----------
                                                              9,251,449     5,519,785     4,510,901
                                                             ==========    ==========    ==========

     * Assets in use for operational activities are all assets of a segment, less the loans receivable, investment in subsidiaries and deferred income taxes.

     ** All liabilities of a segment, less the interest bearing debt, deferred income tax liabilities and dividend preferred stock.


Note 21    Financial instruments

Royal Ahold actively reviews and monitors the exposure to changes in exchange rates and interest rates. To manage foreign exchange transactions Royal Ahold may from time to time invest in derivative financial instruments. The derivative financial instruments utilized by Royal Ahold, while appropriate for hedging a particular kind of risk, are not considered specialized or high-risk and are generally available from numerous sources. All contracts have been entered into with major financial institutions. The risk associated with these transactions is the cost of replacing these agreements, at current market rates, in the event of default by the counterparties. Management believes the risk of incurring such losses is remote. Royal Ahold does not enter into contracts or utilize derivative financial instruments for speculative purposes, and these contracts are generally for a duration that is consistent with the anticipated related underlying exposures. Gains and losses from derivative financial instruments that are designated as and deemed to be effective hedges are deferred and are recognized in the Statement of Earnings when the hedged transactions occur. Gains or losses on instruments that are not designated as and deemed effective hedges are recognized immediately into earnings.

Foreign exchange risk management

Since Royal Ahold has extensive operations in a variety of countries throughout the world, a substantial portion of its assets, liabilities and results are denominated in foreign currencies, primarily the U.S. dollar. Royal Ahold actively manages its foreign currency exposure by financing such operations in local currency borrowings to the extent possible or practical. Using this "material hedging" technique, Royal Ahold proactively manages its overall debt portfolio to match its asset investments on a country by country basis. When local financing is not possible or practical, Royal Ahold will endeavor to finance its foreign operations through its network of intercompany loans. In applying this policy, Royal Ahold has substantially mitigated significant foreign exchange exposure. Royal Ahold does not actively hedge translation risk through the use of derivative financial instruments. In order to manage its foreign exchange transaction exposure, Royal Ahold may enter into foreign exchange contracts to minimize the effects of changes in exchange rates from transactions that are denominated in a currency other than the currency of trading.

During fiscal 2000, Royal Ahold entered numerous individually insignificant foreign exchange forward contracts outstanding, which are used to hedge future payments in foreign currencies made to suppliers by its operating companies. To hedge exposures related to loans and leases in foreign currencies Royal Ahold had 29 foreign exchange swaps and cross currency swaps outstanding as of the end of fiscal 2000. The notional amount of these forward contracts as of December 31, 2000 amounts to EUR 1,678 million. Of those 29 contracts, 19 had a maturity of shorter than one year, and ten had maturities ranging from two to five years. Also, of those 29 contracts, 16 hedge USD/BRL exposure, seven hedge USD/EUR exposure, three hedge SEK/NOR exposure, and in total three derivative contracts are used to hedge THB/EUR, CZK/EUR and DKK/SEK exposure.

Interest rate risk management

Royal Ahold uses derivatives to hedge its interest rate risks, such as interest rate swaps, options and cap agreements.

Interest rate

As of fiscal year end 2000, Royal Ahold had nine interest rate derivatives outstanding, maturing from 2001 to 2004. Of those nine, four are NLG denominated interest rate swaps, with a total notional amount outstanding of EUR 218 million. In three of these swaps we pay a floating (Euribor) rate and receive a fixed rate with a total notional amount outstanding EUR 172 million). In one swap Royal Ahold pays a fixed rate and receive a floating (Euribor) rate with a total notional amount outstanding EUR 45 million. Royal Ahold also had three USD interest rate derivatives outstanding, of which one is an exercised swaption, in which Royal Ahold pays a fixed rate and receive a floating (LIBOR) rate, with a total notional amount outstanding of $129 million. Royal Ahold also had one written payers interest rate swaption, with a total notional amount outstanding of $200 million, and one bought interest rate cap (LIBOR based) with a total notional amount outstanding of $100 million. The last two interest rate derivatives are a CZK interest rate collar, with a notional amount outstanding of CZK 900 million and a forward rate agreement denominated in SEK with a notional amount outstanding of SEK 1.2 billion. Both are used to hedge outstanding debt in those currencies.

Fair value of financial instruments
The following table presents the carrying amounts and fair values of Royal Ahold's financial instruments:

                                                                December 31, 2000             January 2, 2000
                                                             Carrying         Fair         Carrying       Fair
                                                             Amount          Value         Amount        Value
Assets
Loans receivable                                                414,055              --      208,357            --
Investment in unconsolidated companies                          407,843              --      132,035            --

Liabilities
Borrowings                                                  (10,299,988)    (10,445,372)  (3,856,593)   (3,686,766)

Derivative financial instruments
Currency derivatives                                                  0         (71,829)           0        (2,747)
Interest rate derivatives                                             0          (6,155)           0        12,422

Royal Ahold considers the carrying amount of cash, accounts receivable, accounts payable, current loans payable and capital lease commitments a reasonable estimate of those instruments fair value. The market value for the loans receivable and the investments in unconsolidated companies has not been determined. It is not practical to estimate the fair value of our unconsolidated investments as these investments are not publicly traded.

The fair value of long-term debt is estimated using discounted cash flow analysis based on interest rates from similar types of borrowing arrangements or at quoted market prices, if applicable. The fair value of derivative financial instruments is the amount at which these instruments could be settled, based on estimates obtained from financial institutions.

Royal Ahold does not believe that it has any significant concentrations of credit risk.

Note 22    Subsequent events

In January 2001, Superdiplo signed an agreement to acquire Cemetro, a chain of 24 supermarkets in the Canary Islands with annualized sales of approximately EUR 45 million. The acquisition of Cemetro is subject to regulatory approval from Spanish anti-trust authorities and is currently investigated by the Spanish Competition Authorities. For further information relating to Superdiplo, please see Item 4 - "Information on the Company".

In February 2001, Royal Ahold entered into separate leverage lease transactions relating to the purchase of interests in 46 commercial properties in the United States. In these transactions, certain of its U.S. subsidiaries sold their interests in the properties to separate limited liability companies formed by unaffiliated equity participants. The purchasers then leased the properties to Ahold Lease U.S.A., Inc., Royal Ahold's indirect wholly-owned subsidiary, which subleased the properties to the relevant U.S. operating companies. Royal Ahold has guaranteed Ahold Lease U.S.A., Inc.'s, payment and performance obligations under each of the leases. In connection with each property, the relevant purchaser issued notes to two pass through trusts which in turn issued pass through certificates in an offering exempt from registration under the U.S. Securities Act of 1933 pursuant to Rule 144A thereunder. The pass through certificates were issued in two series: $313,665,000 fully accreted principal amount of 7.82% pass through certificates with a final distribution date of January 2, 2020 and $250,720,000 fully accreted principal amount of 8.62% pass through certificates with a final distribution date of January 2, 2025. Payments on the notes, and hence the pass through certificates, will come from the rent payments due from Ahold Lease under the leases. Proceeds from the issuance of the pass through certificates were used to finance the purchase price of the notes, which in turn were used by the purchasers to finance a portion of the purchase price of the 46 properties. Royal Ahold obtained off balance sheet treatment for the debt included in the leveraged lease transactions and Royal Ahold received gross proceeds of approximately $638 million, which were used to repay indebtedness under its revolving credit agreements, a portion of which was incurred in connection with its acquisitions of PYA/Monarch and of certain commercial real estate properties in the United States.

In February 2001, two of Royal Ahold's U.S. operating companies, Tops and Stop & Shop, signed an agreement to acquire 56 supermarkets and eight sites from C&S Wholesale Distributors, which acquired the locations from Grand Union. Stop & Shop is in the process of integrating 36 stores and the eight sites with Tops integrating the remaining 20 stores. Royal Ahold will take an unusual charge of about $50 million to cover the costs of store conversions. The total transaction size amounted to approximately $178 million.

In February 2001, U.S. Foodservice acquired Parkway Food Service, a broadline food service distributor in western Florida. Parkway reported sales of approximately $85 million for its fiscal 2000 and is headquartered in Clearwater, Florida. Parkway services over 1,000 accounts, mostly restaurants, schools, universities and health care institutions. Parkway will be consolidated as of the first quarter 2001.

In March 2001, U.S. Foodservice signed a letter of intent to acquire Mutual Distributors, Inc., a broadline food service distributor in Florida, which reported annual sales of approximately $300 million for its fiscal year 2000. Mutual, a privately held company, is headquartered in Lakeland, Florida and services over 4,200 accounts, which include restaurants, schools, universities and health care institutions.

In March 2001, Royal Ahold announced that it has signed a letter of intent to divest Jamin, its confectionery chain, because with 2000 net sales of approximately EUR 36 million, the scale of its operations no longer was consistent with Royal Ahold's core activities.

In March 2001, Royal Ahold announced that it had signed a letter of intent to sell four of Marvelo's product groups to third parties.

In March 2001, Royal Ahold, which owns all of the voting shares of Bompreco and 50% of the non-voting shares of Bompreco, announced that it planned to buy the remaining 50% of the non-voting shares of Bompreco.

On April 9, 2001, Royal Ahold announced a proposal for two new Supervisory Board members and two Executive Board members. These appointments will be effective as from September 1, 2001, conditionally upon the amendment to the Articles of Association which is to be submitted to the General Meeting of Shareholders on May 15, 2001. For more information on these proposed amendments, please see Item 6 - "Directors, Senior Management and Employees-Supervisory Board."

In accordance with the provisions of article 21, sub 4 of the proposed Articles of Association, the Supervisory Board anticipates nominating Mr. R.G. Tobin at the top of the binding nominations for a member of the Supervisory Board on the grounds of his experience and merits. The particulars of the nominated candidates are as follows:

1. Mr. R.G. Tobin, age 62-Currently a member of the Executive Board of Koninklijke Ahold N.V. and Chairman of Ahold USA, Inc.
2.   Mr. R. Fahlin, age 62-Formerly the Chairman and President of ICA Ahold AB

In accordance with the provisions of article 21, sub 4 of the proposed Articles of Association, the Supervisory Board anticipates nominating Mr. R.Fahlin at the top of the binding nominations for a member of the Supervisory Board on the grounds of his experience and merits. The particulars of the nominated candidates are as follows:

1.   Mr. R. Fahlin,  age  62-Formerly the Chairman and President of ICA Ahold AB
2. Prof. M. van Olffen, age 39-Currently the Civil law notary in Amsterdam, partner of De Brauw Blackstone Westbroek, N.V.

In accordance with the provisions of article 16, sub 4 of the proposed Articles of Association, the Supervisory Board anticipates nominating Mr. W.J. Grize at the top of the binding nominations for a member of the Executive Board on the grounds of his experience and merits. The particulars of the nominated candidates are as follows:

1.   Mr. W.J. Grize,  age  54-Currently the President and CEO of Ahold USA, Inc.
2.   Mr. J. Miller, age 52-Currently the President and CEO of U.S.  Foodservice,
     Inc.

In accordance with the provisions of article 16, sub 4 of the proposed Articles of Association, the Supervisory Board anticipates nominating Mr. J. Miller at the top of the binding nominations for a member of the Executive Board on the grounds of his experience and merits. The particulars of the nominated candidates are as follows:

1.   Mr. J. Miller, age 52-Currently the President and CEO of U.S.  Foodservice,
     Inc.
2. Prof. S.E. Eisma, age 52-Currently a lawyer in the Hague, partner of De Brauw Blackstone Westbroek, NV.


Note 23 Reconciliation of individual material variations in net earnings, net earnings per Common Share and shareholders' equity according to U.S. GAAP

The consolidated financial statements prepared in accordance with Dutch GAAP differ in certain material respects from consolidated financial statements prepared in accordance with U.S. GAAP. The principal differences with respect to Royal Ahold are discussed below.

Goodwill

Goodwill arising from a difference between the purchase price and the fair value of net assets of newly acquired companies and participations is accounted for directly in shareholders' equity and minority interest, if applicable, in the year of acquisition until November 2000. As of December 2000, in accordance with new accounting guidelines, goodwill is capitalized and amortized on a straight-line basis over a period of maximum 20 years. Under U.S. GAAP, goodwill is capitalized as an intangible asset and is amortized over a period of 40 years. The disposal, termination of certain businesses or impairment resulted in a write-off of goodwill under U.S. GAAP of EUR 45,696 in 2000, EUR 5,306 in 1999 and EUR 2,368 in 1998.

When events or changes in circumstances are present that indicate the carrying amount of intangible assets may not be recoverable, Royal Ahold assesses the recoverability of intangible assets by determining whether the carrying amounts of such intangible assets will be fully recovered through undiscounted expected cash flows.

Pensions

In The Netherlands, pension plans for Royal Ahold's Dutch associates are accounted for under an actuarial method of determining costs in relation to actual annual wages. Repayments of the pension fund, which are deducted from pension expenses under Dutch GAAP, have also been reconciled for U.S. GAAP purposes. Under U.S. GAAP, a specific actuarial method is required under Statement of Financial Accounting Standards No. 87.


Revaluation of real estate

The real estate assets of Ahold Vastgoed bv were revalued in October 1988 and the resulting unrealized gain was added to the revaluation reserve which is part of shareholders' equity. Upon selling revalued real estate, the relevant part of the revaluation reserve is considered realized and transferred to the statement of earnings. The revaluation amount is depreciated over the life of the related assets. Such one-time revaluations are not allowed under U.S. GAAP.

Restructuring costs

As a direct result of the acquisition of Giant-Landover, Royal Ahold recorded costs for necessary reorganizations of its U.S. operations, which have been included in the assessment of the fair value of assets and liabilities at the time of the acquisitions. However, under U.S. GAAP, certain of these restructuring costs are required to be charged to the statement of earnings. In the course of 2000 the restructurings have been completed.

Other provisions

Under Dutch GAAP, provisions can be recorded for events relating to the current year and for which the costs involved can be reasonably estimated. The cost of an acquisition is allocated to identifiable assets and liabilities acquired while the excess over the allocated amount is described as goodwill. Under Dutch GAAP certain liabilities could be identified which is not permitted under U.S. GAAP. Under U.S. GAAP, recognition of certain of these costs is subject to more stringent rules and these should be recognized when actually incurred.

Other

The items included under this heading include the adoption of SOP 98-1 "Accounting for the costs of computer software developed or obtained for internal use" which requires capitalization of certain costs for developing software for internal use when criteria have been met. Under Dutch GAAP, such costs were expensed when incurred until the end of fiscal year 1999. Effective January 2, 2000, also under Dutch GAAP, certain costs relating to software development in-house or purchased for internal use have been capitalized and are amortized over the anticipated useful life of three to five years.

Dividend cumulative preferred financing shares

Under Dutch GAAP, the dividend on the cumulative preferred financing shares is recorded as part of the profit distribution and is therefore charged directly to shareholders' equity. According to U.S. GAAP, such dividend is charged directly to the statement of earnings. Under both Dutch and U.S. GAAP, the dividend on the cumulative preferred financing shares is taken into account in calculating earnings per common share.

Diluted net earnings per common share in accordance with U.S. GAAP

Under Dutch GAAP, diluted net earnings per common share are calculated as follows: net earnings after preferred dividend, adjusted for the interest expenses (EUR 18,875) of the convertible subordinated notes, divided by the weighted average number of common shares outstanding, including the number of common shares that would have been issued upon conversion of the convertible subordinated notes (24.4 million shares) and the exercise of stock options rights outstanding (4.7 million shares).

Under U.S. GAAP, the 4% convertible subordinated notes issued in 2000 are not included in the calculations, because they are anti-dilutive.

Comprehensive income

In 1998 Royal Ahold adopted the requirements of SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes all nonshareowner changes in equity, and consists of net earnings and foreign currency translation adjustments. Royal Ahold's statement of comprehensive income follows:

Condensed Consolidated Statement of Comprehensive Income in accordance with Dutch GAAP


                                                                              fiscal 2000   fiscal 1999    fiscal 1998
Net earnings available to common shareholders                                   1,098,547       739,940        537,274
Other comprehensive income (loss)
   Foreign currency translation adjustments                                       (24,718)      277,931       (241,604)
                                                                                  --------      -------       ---------
Comprehensive income                                                            1,073,829     1,017,871        295,670
                                                                                =========     =========        =======

New accounting pronouncements

Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. If the derivative is designated in a fair-value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is designated in a cash-flow hedge, changes in the fair value of the derivative will be recorded in other comprehensive incomes (OCI) and will be recognized in the income statement when the hedged item affects earnings. SFAS 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

The Company expects that at January 1, 2001, it will record EUR 17.6 million as a cumulative transition adjustment to earnings relating to derivatives not designated as hedges prior to adoption of SFAS 133 and to derivatives designated in fair-value-type hedges prior to adopting SFAS 133, and a EUR 4.5 million decrease in OCI as a cumulative transition adjustment for derivatives designated in cash flow-type hedges prior to adopting SFAS 133.

Reconciliation of reported net earnings to U.S. GAAP

                                                                                    fiscal 2000  fiscal 1999  fiscal 1998

Net earnings in accordance with Dutch GAAP                                             1,115,991    752,107    547,199

Items having the effect of increasing (decreasing) reported net Earnings:

   Goodwill                                                                             (300,266)  (147,378)   (96,095)
   Pensions                                                                               16,596      6,552    (10,874)
   Revaluation of real estate                                                              2,175      2,263      2,725
   Restructuring costs                                                                    (1,143)   (19,202)    (7,378)
   Other provisions                                                                      (21,434)   (28,630)   (54,535)
   Other adjustments                                                                      (5,360)    10,109         --
   Income tax effects on reconciling items                                                 4,494      9,825     16,484
                                                                                         --------   --------   -------
Approximate net earnings in accordance with U.S. GAAP                                    811,053    585,646    397,526
Dividends on Cumulative Preferred Financing Shares                                       (17,444)   (12,167)    (9,925)
                                                                                         --------   --------   --------
Approximate net earnings in accordance with U.S. GAAP applicable to
   common shares                                                                         793,609    573,479    387,601
                                                                                         ========   ========   ========




                                                                                       fiscal 2000  fiscal 1999 fiscal 1998

Approximate net earnings in accordance with U.S. GAAP                                    811,053    585,646    397,526
Less: Dividends on cumulative preferred financing shares                                 (17,444)   (12,167)    (9,925)
                                                                                         --------   --------    -------
Net earnings available to common shareholders                                            793,609    573,479    387,601
Income impact from assumed conversion of convertible subordinated notes                   18,875     18,875      5,350
                                                                                          -------    -------   -------
Income available to common shareholders plus assumed conversions                         812,484    592,354    392,951
                                                                                         =======    =======    =======

Weighted average number of common shares outstanding x 1,000                             729,825    650,564    592,715
Dilutive effect of:
   Convertible subordinated notes                                                         24,385     24,385      6,310
   Employee stock options                                                                  4,693      6,324      6,947
                                                                                         -------    -------    -------
Weighted average number of diluted common shares outstanding x 1,000                     758,903    681,273    605,972
                                                                                         =======    =======    =======

Earnings per common share (EUR)                                                             1.09       0.88       0.65
Diluted earnings per common share (EUR)                                                     1.07       0.87       0.65

Had compensation costs for Royal Ahold's stock option plans described in Note 15 to the consolidated financial statements been determined consistently with SFAS No. 123 in 2000, 1999 and 1998, approximate U.S. GAAP net earnings would have been 763,287, 547,922 and 377,926, respectively, and approximate diluted net earnings per common share would have been EUR 1.03, EUR 0.83 and EUR 0.63, respectively.

Reconciliation of reported shareholders' equity to U.S. GAAP
                                                                                             December 31,     January 2,
                                                                                                    2000           2000

Shareholders' equity in accordance with Dutch GAAP                                             2,502,566      2,351,865

Items having the effect of increasing (decreasing) reported shareholders' equity
   (net of tax, as applicable)

   Goodwill, net of foreign exchange differences                                              10,975,661      5,705,620
   Pensions                                                                                       47,312         49,262
   Revaluation of real estate                                                                    (26,124)       (30,221)
   Other                                                                                          71,269         29,579
                                                                                             -    ------- -      ------
Approximate shareholders' equity in accordance with U.S. GAAP                                 13,570,684      8,106,105
                                                                                              ==========      =========


Reconciliation of reported shareholders' equity under U.S. GAAP
                                                                                               fiscal 2000   fiscal 1999
Approximate shareholders' equity, beginning of fiscal year                                      8,106,105     6,651,997

Changes in shareholders' equity during the fiscal year

   Approximate net earnings in accordance with U.S. GAAP                                          811,053       585,646
   Dividend on cumulative preferred financing shares                                              (17,444)      (12,167)
   Dividend                                                                                       (43,856)      (34,523)
   Common shares issued from exercise of option rights                                             55,585        20,836
   Common shares issued                                                                         4,090,668           --
    Converted subordinated notes                                                                        6           --
   Cumulative preferred financing shares issued                                                   394,894           --
   Exchange rate differences                                                                      173,673       894,316
                                                                                              -   -------  -    -------

Approximate shareholders' equity, end of fiscal year                                           13,570,684     8,106,105
                                                                                               ==========     =========

Condensed  consolidated  financial  information prepared in accordance with U.S.
GAAP

The following presents Royal Ahold's condensed Consolidated Balance Sheets, Consolidated Statements of Earnings and Consolidated Statements of Cash Flows prepared in accordance with U.S. GAAP considering all the items discussed previously in this note.

Condensed Consolidated Statements of Earnings

                                                                              fiscal 2000   fiscal 1999    fiscal 1998
                                                                              ------------  ------------   -----------
Net sales                                                                      52,470,832    33,560,391     26,484,210
Cost of sales                                                                 (40,583,717)  (25,206,346)   (20,295,007)
                                                                              ------------  ------------   ------------
Gross profit                                                                   11,887,115     8,354,045      6,189,203
Selling, general and administrative expenses                                   (9,963,154)   (7,137,626)    (5,351,187)
                                                                               -----------   ----------- -  -----------
Operating results                                                               1,923,961     1,216,419        838,016
Net financial expense                                                            (669,265)     (360,437)      (244,998)
                                                                                ----------     ---------      ---------
Operating earnings before income taxes and minority interests                   1,254,696       855,982        593,018
Income taxes                                                                     (396,516)     (273,176)      (180,591)
                                                                                ----------     ---------      ---------
Operating earnings after income taxes and before minority                         858,180       582,806        412,427
   interests
Income from unconsolidated companies                                               14,562         7,437         11,105
Minority interests                                                                (61,689)       (4,597)       (26,006)
                                                                                ----------     ---------       --------
Net earnings                                                                      811,053       585,646        397,526
Dividends on cumulative preferred financing shares                                (17,444)      (12,167)        (9,925)
                                                                                ----------     ---------       --------
Net earnings available to common shareholders                                     793,609       573,479        387,601
                                                                                ==========     =========       ========


Condensed Consolidated Balance Sheets

                                                                                              December 31,   January 2,
                                                                                                      2000         2000

Assets
Current assets                                                                                   8,977,238    5,308,963
Fixed Assets
Tangible fixed assets                                                                           12,192,460    8,428,501
Intangible fixed assets                                                                         15,024,629    6,692,420
Other                                                                                            1,198,734      464,080
                                                                                                ----------   ----------
                                                                                                28,415,823   15,585,001
                                                                                                ----------   ----------
                                                                                                37,393,061   20,893,964
Liabilities and shareholders' equity
Current liabilities                                                                             10,400,249    5,949,474
Long-term liabilities                                                                           11,837,969    5,739,325
Minority interests                                                                               1,584,159    1,099,060
Shareholders' equity                                                                            13,570,684    8,106,105
                                                                                                ----------   ----------
                                                                                                37,393,061   20,893,964

                                                                                                ==========   ==========
Condensed Consolidated Statements of Cash Flows

                                                                                 fiscal 2000  fiscal 1999   fiscal 1998
Cash flows from operating activities
Net earnings                                                                         811,053      585,646       397,526
Adjustments to reconcile to net cash from operating activities
   Depreciation and amortization                                                   1,540,017    1,025,096       779,455
   Other                                                                              50,741        3,189        19,178
   Changes in assets and liabilities providing (using) cash                          298,069      121,820        38,879
                                                                                   ---------    ---------     ---------
Net cash provided by operating activities                                          2,699,880    1,735,751     1,235,038

Cash flows from investing activities
Net investments in fixed assets                                                   (2,213,067)  (1,613,823)   (1,202,323)
Acquisitions of businesses (net of cash acquired)                                 (7,290,375)    (679,111)   (3,019,777)
Issuance of loans receivables                                                       (206,457)     (58,203)      (76,725)
Repayments of loans receivables                                                       93,568       69,425        82,914
Other                                                                                  4,163       20,898        21,306
                                                                                  -----------  -----------   -----------
Net cash used in investing activities                                             (9,612,168)  (2,260,814)   (4,194,605)

Cash flows from financing activities
Net change in short-term and long-term borrowings                                  3,303,622      645,374       288,482
Net proceeds from issuance of common stock (1)                                     2,720,737       20,836     2,218,120
Net proceeds from issuance of preferred stock                                        394,894           --        73,035
Net proceeds from issuance of convertible subordinated notes                         920,000           --       678,402
Converted subordinated notes                                                               6           --            --
Other                                                                                (23,323)     279,379        52,702
                                                                                    ---------    ---------    ----------
Net cash provided by (used in) financing activities                                 7,315,936     945,589     3,310,741

Exchange rate differences                                                            (43,110)      44,184      (128,872)
                                                                                    ---------    ---------    ----------

Net increase (decrease) in cash and cash equivalents                                 360,538      464,710       222,302

Cash and cash equivalents at beginning of the year                                   984,105      519,395       297,093
                                                                                   ---------     --------     ---------
Cash and cash equivalents at end of the year                                       1,344,643      984,105       519,395
                                                                                   =========     ========     =========

(1)Non-cash transactions
------------------------
Ahold has issued  common  shares  during 2000 in exchange for shares of Bompreco and Superdiplo for a total consideration of EUR 1,425,516.



ITEM 19. EXHIBITS

           List of Financial Statements

           Reference is made to Item 18 of this Annual Report which contains the independent auditors report, the accounting principles used, the Consolidated financial statements and the notes to the Consolidated financial statements as well as an index thereof.

           List of Exhibits

           Articles of Association of Royal Ahold,  incorporated by reference to
           Exhibit 1 to our Report on Form 6-K, dated October 31, 2000. Articles of Association of the Administratiekantoor and the Trust Conditions ("Administratievoorwaarden").

           List of subsidiaries and affiliates of Royal Ahold as of December 31, 2000

           Consolidated subsidiaries
           Retail Trade

           United States
           The Stop & Shop Companies Inc., Boston, Massachusetts
           BI-LO LLC, Mauldin, South Carolina
           Giant Food Stores LLC, Carlisle, Pennsylvania
           Giant Food Inc., Landover, Maryland
           Tops Markets LLC, Buffalo, New York
           American Sales Company Inc., Lancaster, New York
           Peapod Inc., (59%) Skokie, Illinois

           The Netherlands
           Albert Heijn B.V., Zaandam
           - Primarkt B.V., Breda
           - Koopcentrum Den Toom Kralingen B.V., Rotterdam
           Albert Heijn Franchising B.V., Zaandam
           Gall & Gall B.V., Hoofddorp
           Etos B.V., Zaandam
           Jamin Winkelbedrijf B.V., Oosterhout
           Ter Huurne's Handelsmaatschappij B.V., Zaandam
           De Tuinen B.V., Rijswijk
           Schuitema N.V. (73%), Amersfoort

           Portugal
           Jeronimo Martins Retail sgps S.A. (49%), Lisbon
           - Gestiretalho S.A., Lisbon
           - Pingo Doce S.A., Lisbon
           - Feira Nova S.A., Lisbon
           - Funchalgest S.A. (50%), Madeira

           Czech Republic
           Ahold Tsjechie B.V., Zaandam
           - Ahold Czech Republic Holding A.S., Prague
           - ZIOS A.S. (98%), Brno

           Spain
           Ahold Iberia B.V., Zaandam
           - Ahold Supermercados S.L., Madrid
           - Dialco S.A., Sevilla
           - Ahold Supermercados Malaga S.L., Madrid
           Ahold Supermercados Centro S.L., Madrid
           Kampio Markets S.L., Madrid
           Superdiplo S.A., Malaga
           Pio Coronado S.A., Las Palmas de Gran Canaria

           Poland
           Ahold Polska B.V., Zaandam
           - Ahold Polska Sp. z o.o., Krakow

           Scandinavia
           ICA AB (50%), Solna, Sweden
           - ICA Handlarnas AB, Solna, Sweden
           - Hakon Gruppen AS, Oslo, Norway
           - ICA Baltic AB, Lithuania

           Latin America
           BR Participacoes e Empreendimentos S.A., Recife, Brazil
           - Bompreco S.A.(86%; 100% of the voting power), Recife, Brazil
           - Bompreco S.A., Bahia, Brazil
           - BP BR Participacoes e Empreendimentos S.A., Recife, Brazil
           Disco Ahold International Holdings N.V. (50%), Curacao, Netherlands Antilles
           - Santa Isabel S.A. (69%), Santiago, Chile
           - Disco S.A. (99%), Buenos Aires, Argentina
           Paiz Ahold N.V. (50%), Curacao, Netherlands Antilles
           - La Fragua S.A. (80%), Guatemala City, Guatemala

           Asia
           CRC Ahold Co. Ltd., Bangkok, Thailand
           Royal Ahold-Perlis (Tops) Sdn Bhd, Kuala Lumpur, Malaysia

           Food Service

           United States
           U.S. Foodservice Inc., Columbia, Maryland
           - PYA/Monarch Inc., Maryland

           The Netherlands
           Deli XL B.V., Almere
           - Bert Muller B.V., Almere

           Belgium
           Deli XL N.V./S.A., Brussels

           Scandinavia
           ICA Menyforetagen AB, (50%) Solna, Sweden

           Real Estate
           United States
           Ahold Real Estate Company, Chantilly, Virginia
           Ahold Real Properties LLC, Wilmington, Delaware

           The Netherlands
           Ahold Vastgoed B.V., Zaandam
           Nefater B.V., Zaandam
           - Ahold Real Estate Spain B.V., Zaandam
           - Ahold Real Estate Poland B.V., Zaandam
           - Ahold Real Estate Slovakia B.V., Zaandam
           - Ahold Real Estate Czech Republic B.V., Zaandam

           Other
           Accounting Plaza B.V., Wormer, The Netherlands
           Ahold Nederland B.V., Zaandam, The Netherlands
           Ahold U.S.A. B.V., Zaandam, The Netherlands
           Ahold Finance B.V., Zaandam, The Netherlands
           Ahold Finance Europe B.V., Zaandam, The Netherlands
           Ahold Finance Netherlands B.V., Zaandam, The Netherlands
           Ahold Americas Holdings Inc., Chantilly, Virginia, United States Ahold U.S.A. Inc., Chantilly, Virginia, United States
           Ahold Finance U.S.A. Inc., Wilmington, Delaware, United States Ahold Financial Services LLC, Carlisle, Pennsylvania, United States

           Ahold Information Services Inc., Greenville, South Carolina, United States

           Ahold Insurance N.V., Curacao, Netherlands Antilles
           Ahold Belgie N.V., Brussels, Belgium
           Ahold Retail Services A.G., Klosters, Switzerland
           Ahold Global Commodity Trading A..G., Zug, Switzerland
           Croesus Inc., Wilmington, Delaware, United States
           Jeronimo Martins Retail Services S.A. (49%), Klosters, Switzerland Marvelo B.V., Zaandam, The Netherlands

           Unconsolidated subsidiaries and affiliates
           Luis Paez S.A. (50%), Jerez de la Frontera, Spain

           Statoil Detaljhandel Scandinavia A.S., Oslo, Norway (a 50% subsidi-ary of ICA Ahold AB)

           Unless otherwise indicated, these are wholly or virtually wholly owned subsidiaries. Subsidiaries not important to providing an insight into the Group as required under Dutch law are omitted from this list.

           With respect to the separate financial statements of the Dutch legal entities included in the consolidation, we availed ourselves of the exemption laid down in section 403, subsection 1 of Book 2 of The Netherlands' Civil Code. Pursuant to said section 403, Ahold has issued declarations of assumption of liability for the Dutch subsidiaries forming part of the consolidation with the exception of Schuitema N.V. and Nefater B.V.



















SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Royal Ahold certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.




Koninklijke Ahold N.V.
Cees H. van der Hoeven
President of the Corporate Executive Board

April 9, 2001

KONINKLIJKE AHOLD N.V.

ANNUAL REPORT ON FORM 20-F

Index of Exhibits

10 Consent of Deloitte and Touche, Accountants, independent auditors of Royal Ahold.