Form 20-F
period 2001-12-30
ROYAL AHOLD
filed 2002-04-09
CIK 869425

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F
(Mark One)


     [ ]        Registration Statement pursuant to Section 12 (b) or (g)
                     of the Securities Exchange Act of 1934
                                       or

     [X]          Annual Report pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934
                   for the fiscal year ended December 30, 2001
                                       or

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
Cumulative Preferred Financing Shares
par value EUR 0.25 per share                                   259,317,164
Common Shares at a par value of EUR 0.25 each                  920,979,176

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                Yes [|X|] No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.
                           Item 17 [ ] Item 18 [|X|]

TABLE OF CONTENTS

                                                                            Page
INTRODUCTION..............................................................    1

PART I
Item 1.   Identity of directors, senior management and advisers.............  4
Item 2.   Offer statistics and expected timetable...........................  4
Item 3.   Key information...................................................  4
Item 4.   Information on the Company........................................  8
Item 5.   Operating and financial review and prospects...................... 22
Item 6.   Directors, senior management and employees........................ 45
Item 7.   Major shareholders and related party transactions................. 50
Item 8.   Financial information............................................. 52
Item 9.   The offer and listing............................................. 54
Item 10.  Additional information............................................ 55
Item 11.  Quantitative and qualitative disclosures about market risk........ 65
Item 12.  Description of securities other than equity securities............ 67

PART II
Item 13.  Defaults, dividend arrearages and delinquencies................... 67
Item 14.  Material modifications to the rights of security holders and use of proceeds.............................................. 67
Item 15.  [Reserved]........................................................ 67
Item 16.  [Reserved]........................................................ 67

PART III
Item 17.  Financial Statements.............................................. 68
Item 18.  Financial Statements.............................................. 68
Item 19.  Exhibits..........................................................124

                                      (i)

INTRODUCTION

The consolidated financial statements of Koninklijke Ahold N.V., also referred to as "we", "us", "our", "the Company", "Royal Ahold" or "Ahold", appear in Item 18 of this annual report. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in The Netherlands ("Dutch GAAP"). Dutch GAAP differs in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). The differences between Dutch GAAP and US GAAP are explained in the notes to the consolidated financial statements.

We are domiciled in The Netherlands, which is one of the countries that participate in the European Economic and Monetary Union (the "European Union" or the "EU"). Prior to fiscal year 1999, the reporting currency of our financial statements was the Dutch guilder ("NLG"). Effective from fiscal year 1999, we have adopted the Euro, the new currency of the EU ("Euro" or "EUR"), as our reporting currency. Effective January 1, 1999, the Council of the European Union fixed the official exchange rate between the Euro and the Dutch guilder at EUR 1 = NLG 2.20371 (the "fixed rate"). Our financial data for fiscal year 1998 and 1997 included in this annual report was originally stated in Dutch guilders or "NLG", but we have converted the financial data to Euros using the fixed rate. As a significant portion of our business is based in the United States, exchange rate fluctuations between the Euro, or the Dutch guilder for fiscal years prior to 1999, and the United States dollar, referred to as "dollar", "$" or "USD", are among the factors that have influenced year-to-year comparability of consolidated earnings and equity. The weighted average rate of the dollar per Euro that we used in the preparation of our consolidated financial statements was:

o        USD 0.8936 for fiscal 2001
o        USD 0.9232 for fiscal 2000
o        USD 1.0638 for fiscal 1999

The year end rates of the dollar per Euro that we applied to balances in the consolidated financial statements were:

o        USD 0.8836 as of December 30, 2001
o        USD 0.9424 as of December 31, 2000

The rates used in the preparation of our consolidated financial statements may vary in certain minor respects from the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York ("noon buying rate"). The noon buying rate for the Euro was USD 0.8791 per EUR 1.00 on March 22, 2002.

Solely for convenience of the reader, this annual report contains translations between certain Euro amounts and dollar amounts at specified rates. Unless otherwise indicated, we have translated Euros into dollars at a rate of EUR 1.00 = USD 0.8836 which is equal to the exchange rate that we used in the preparation of our 2001 balance sheet. Except for amounts translated for convenience purposes, we have translated certain foreign currency balance sheet amounts included in this annual report into Euros using the exchange rate prevailing as of the end of our reporting period. We have translated certain foreign currency income statement amounts included in this annual report into Euros using the weighted average exchange rate during our reporting period.

We have presented certain sales area data in the tables in this annual report in terms of square feet. Square feet may be converted to square meters, "m2", by multiplying the number of square feet by 0.093 and square meters may be converted to square feet by multiplying the number of square meters by 10.75.

Unless otherwise indicated, references to currencies of countries other than The Netherlands or the United States are as follows:

Country                            Currency                     Symbol
-------                            ---------                    ------
Brazil                             Brazilian Reals              BRL
Thailand                           Thai Baht                    THB
Japan                              Japanese Yen                 JPY
Czech Republic                     Czech Crowns                 CZK
Great Britian                      British Pound                GBP
Sweden                             Swedish Krona                SEK
Norway                             Norwegian Krone              NOK
Portugal                           Portuguese Escudos           PTE
Argentina                          Argentine Peso               ARS
Denmark                            Danish Krone                 DKK

Forward-Looking Statements

Certain statements contained in this annual report are "forward-looking statements" within the meaning of US federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. Those statements include, but are not limited to:

o statements as to expected increases in net sales, operating results, market shares and certain expenses, including interest expenses, in respect to certain of our operations;
o expectations as to the impact of innovative improvements on productivity levels, operating results and profitability in our stores;
o expectations as to the savings from new projects and programs and from increased cooperation between our subsidiaries, in particular in the United States;
o estimates and financial targets in respect to net earnings growth and net earnings per share;
o expectations as to synergies to be realized from new acquisitions and the impact on our operating results;
o statements as to the anticipated rate of growth of markets in which we have operations;
o    expectations with respect to opportunities for expansion and growth;
o expectations regarding whether conditions of closing new partnerships, business ventures and acquisitions of businesses or stores will be satisfied, and whether those transactions will be consummated on schedule or at all;
o    statements as to the funding of future expenditures and investments;
o    expectations of risks and liabilities of hedging transactions entered into;
     and
o    statements as to the expected outcome of certain legal proceedings.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include:

o the effect of general economic conditions and changes in interest rates in the countries in which we operate;
o increases in competition in the markets in which our subsidiaries and partnerships operate and changes in marketing methods utilized by competitors;
o difficulties encountered in the integration of new acquisitions and partnerships and unanticipated costs, diversion of management's attention and loss of personnel that could result;
o fluctuations in exchange rates between the Euro and the other currencies in which our assets, liabilities and operating results are denominated, in particular, the US dollar and the Argentine Peso as well as the other factors discussed elsewhere in this annual report.

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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements contained in Item 18 "Financial Statements" of this annual report.

Reference is made to Note 27 to the consolidated financial statements, included in Item 18 of this annual report, for a discussion of the principal differences between US GAAP and Dutch GAAP. For information about material acquisitions and consolidations affecting the periods presented below, please see Item 4 "Information on the Company" and Item 5 "Operating and Financial Review and Prospects - Acquisitions and Consolidations". For information on the changes in share capital, please see Item 9 "The Offer and Listing".

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

Fiscal 2001, fiscal 2000 and fiscal 1999 contained 52 weeks and ended on December 30, 2001, December 31, 2000 and January 2, 2000, respectively. Fiscal 1998 ended January 3, 1999 and contained 53 weeks. Fiscal 1997 contained 52 weeks and ended on December 28, 1997.

Consolidated Earnings Data

                                                                    Fiscal Year
                                                      2001      2000      1999      1998      1997
                                                       (in EUR millions, except per share amounts)
Amounts in accordance with Dutch GAAP
Net sales (1)                                       66,593    51,542    32,824    25,864    22,593
Net income from operations                           1,075     1,099       740       537       415
Net income from operations per common share           1.25      1.49      1.13      0.90      0.76
Diluted net earnings per common share                 1.23      1.43      1.10      0.90      0.75

Amounts in accordance with US GAAP
Net sales (1)                                       66,593    51,542    32,824    25,864    22,593
Net income from operations                             120       794       573       388       315
Net income from operations per common share           0.14      1.08      0.87      0.65      0.58
Diluted net earnings per common share                 0.14      1.06      0.86      0.65      0.57

------------
(1) In 2001, Royal Ahold reclassified net sales, mainly impacting its US operations. Under this reclassification, certain promotional costs were reclassified from cost of goods sold and accounted for as a reduction in sales. Sales for prior years were restated to reflect this change.

Consolidated Balance Sheet Data

                                                    Dec. 30   Dec. 31    Jan. 2    Jan. 3   Dec. 28
                                                       2001      2000      2000      1999      1997
                                                        (in EUR millions, except number of shares)
Amounts in accordance with Dutch GAAP
-------------------------------------
Total assets                                         32,236    25,461    14,286    11,426     8,549
Shareholders' equity                                  5,892     2,503     2,352     1,724     1,525
 Share capital                                          295       269       179       175       146
Common shares outstanding                           920,979   816,849   653,919   646,657   547,323
Cumulative preferred financing shares outstanding   259,317   259,317   144,000   144,000   120,000



                                                    Dec. 30   Dec. 31    Jan. 2    Jan. 3   Dec. 28
                                                       2001      2000      2000      1999      1997
                                                                  (in EUR millions)
Amounts in accordance with US GAAP
----------------------------------
Total assets                                         43,662    37,393    20,894    16,919    11,575
Shareholders' equity                                 16,210    13,571     8,106     6,652     4,353


Dividends

We customarily declare dividends twice a year. An interim dividend is proposed by our Corporate Executive Board and, with the approval of our Supervisory Board, is generally paid in September. The proposed total dividend must be approved by the Annual General Meeting of Shareholders, which is typically held in May, and the final portion of the total yearly dividend is paid after this meeting. We declared our dividend for fiscal 1997 and fiscal 1998 in Dutch guilders. Effective fiscal 1999, dividends were declared in Euros.

The following table gives certain information relating to dividends declared in the years indicated. The dividend for fiscal 2001 has been proposed by the Corporate Executive Board, but must be approved by the Annual General Meeting of Shareholders to be held on May 7, 2002. The final portion of the total yearly dividend will be paid after this meeting. For purposes of this table, we have converted dividend amounts that have been paid in Dutch guilders in fiscal 1998 and 1997 to Euros using the fixed rate of EUR 1 = NLG 2.20371.

                      Cash       Total Translated
Fiscal              Dividend      Cash Dividend
Year                 Option         Option(1)        Stock Dividend Option
-------             --------     ----------------  ------------------------
                      EUR             $
1997     Interim      0.09          0.10          1 common share per 100 owned
         Final        0.23          0.26          2 common shares per 100 owned
                      ----          ----
         Total        0.32          0.36

1998     Interim      0.12          0.14          1 common share per 100 owned
         Final        0.26          0.32          2 common shares per 100 owned
                      ----          ----
         Total        0.38          0.46

1999     Interim      0.14          0.15          1 common share per 100 owned
         Final        0.35          0.35          2 common shares per 100 owned
                      ----          ----
         Total        0.49          0.50

2000     Interim      0.18          0.16          1 common share per 100 owned
         Final        0.45          0.40          2 common shares per 100 owned
                      ----          ----
         Total        0.63          0.56

2001     Interim      0.22          0.20          1 common share per 100 owned
         Final        0.51          --            2 common shares per 100 owned
           (proposed)
                      ----          --
         Total        0.73          --


----------
(1) For fiscal 1999, 2000 and 2001, the translated total US dollar dividend amount consists of the Euro cash dividend translated into US dollars at the noon buying rate on the applicable dividend payment date. For fiscal 1997 and 1998, the translated Euro dividend amount consists of the Dutch guilder cash dividend translated into Euros at the fixed exchange rate. For fiscal 1997 and 1998, the translated US dollar dividend amount consist of the Dutch guilder dividend translated into dollars at the noon buying rate on the applicable dividend payment date.

Exchange Rates

Prior to fiscal 1999, we utilized the Dutch guilder as our reporting currency, however, beginning in fiscal 1999, we adopted the Euro as our reporting currency. As part of the introduction of the Euro throughout the European Union, the exchange rate between the legacy currencies and the Euro was fixed on January 1, 1999. Accordingly, we have converted the historic financial statements and related disclosures that were reported using the Dutch guilder to the Euro using the fixed rate of EUR 1 = NLG 2.20371. The conversion of our historical financial statements from Dutch guilders to Euro at the fixed rate depicts the same trends that would have been presented if we had continued to present our financial statements in Dutch guilders.

The following table sets forth, for our fiscal years indicated, certain information concerning the exchange rate of the US dollar relative to the Euro, expressed in dollar per Euro:

                                         Period End   Average(1)  High(1) Low(1)
                                         ----------   ----------  ------- ------
     1997.............................      1.1019      1.1252   1.0406   1.2739
     1998.............................      1.1627      1.1116   1.0572   1.1791
     1999.............................      1.0075      1.0588   1.0016   1.1812
     2000.............................      0.9424      0.9207   1.0335   0.8270
     2001.............................      0.8836      0.8950   0.9535   0.8370
----------
(1) based on the noon buying rates listed by The Bank of New York

The following table sets forth, for the six-month period of September 1, 2001 through February 28, 2002, the high and low noon buying rates of the dollar against the Euro. The noon buying rate of the US dollar as of March 22, 2002 was $ 0.8791= EUR 1.



                                                               High     Low
     September 2001......................................     0.9310  0.8868
     October 2001........................................     0.9181  0.8893
     November 2001.......................................     0.9044  0.8770
     December 2001.......................................     0.9044  0.8773
     January 2002........................................     0.9031  0.8594
     February 2002.......................................     0.8778  0.8613

Fluctuations in the exchange rate between the dollar and the Euro, or the dollar and the Dutch guilder for the periods prior to January 1, 1999, have affected the dollar equivalent of the Euro prices of the common shares on the Official Segment of Euronext Amsterdam N.V.'s stock market, also referred to as Euronext Amsterdam, or Euronext and, as a result, are likely to have affected the market price of the American Depositary Shares ("ADSs") on the New York Stock Exchange ("NYSE"). Such fluctuations will also affect the dollar amounts received by holders of ADSs on conversion by The Bank of New York, as the depositary (the "Depositary") of cash dividends paid in Euro on the common shares represented by the ADSs.

Risk Factors Affecting Financial Condition and Operating Results

Exchange Rates
We adopted the Euro as our reporting currency in our consolidated financial statements effective at the beginning of fiscal 1999. Because a substantial portion of our assets, liabilities and operating results are denominated in US dollars, we are exposed to fluctuations in the value of the US dollar against the Euro. We do not hedge this foreign currency translation exposure.

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

In fiscal 2001, our financial results were impacted by the devaluation of the Argentine Peso. We continue to be exposed to exchange rate risk in Argentina depending on the economic conditions of the country. For more information on the devaluation of the Argentine Peso and related charges, please see Item 5 "Recent Developments"

Foreign Investment Risks

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

Our Latin American operations in fiscal 2001 were affected by the economic turmoil in Argentina, fueled by the devaluation of the Argentine Peso, along with the energy crises in Brazil. The continued economic crises in Argentina could impact our financial condition and operating results and could result in future exceptional charges.

We cannot assure you that these problems or other problems relating to foreign operations will not be encountered by us in the future. Foreign operations and investments may also be adversely affected by laws and policies of the United States, Europe and the other countries in which we operate governing foreign trade, investment and taxation.

Inflation and Changing Prices
Inflation continues to cause moderate increases in our costs, including the cost of merchandise, labor, utilities and acquiring property, plant and equipment. Cost inflation in our primary markets, the United States and The Netherlands, however, has been relatively low in each of the last three years. In the United States, the inflation rate for food prices has been roughly equivalent to the general increase in consumer prices, while in The Netherlands, the inflation rate for food prices has remained below general price increases. In 2001, we experienced exchange rate fluctuations from the devaluation of the Argentine Peso; we are not able to determine at this time if that will lead to increased inflation within Latin America in future years. Although there is the risk that inflation in Asia Pacific and other European countries could have an effect on our results, we do not believe inflation has had a material effect on operating results in these regions to date, primarily because we have been able to pass along merchandise price increases to our customers.

Competition
The grocery retailing industry continues to experience fierce competition from other grocery retailers, supercenters, club or warehouse stores, and drug stores. Our ability to maintain our current success is dependent upon our ability to compete in this industry and continue to reduce operating expenses. The competitive environment may cause us to reduce our prices in order to gain or maintain our share of sales, thus reducing margins. While we believe our opportunities for sustained, profitable growth are considerable, unanticipated actions of competitors could impact our share of sales and net income.

Business and Economic Conditions
Changes in the rate of inflation, population growth, and employment and job growth in the markets in which we operate may affect our ability to hire and train qualified employees to operate our stores. This would negatively affect earnings and sales growth. These factors may also affect the shopping habits of our customers, which could affect sales and earnings.

Product Mix
Changes in our product mix may negatively affect certain financial indicators. For example, we have added and will continue to add fuel centers. Since gasoline is a low profit margin item with high sales dollars, we expect to see our gross profit margins decrease as we sell more gasoline. Although this negatively affects our gross profit margin, gasoline provides a positive effect on operating results and net earnings.

Integration of Acquisitions
In recent years, acquisitions were a key component of our growth stategy. We have substantially expanded our business through acquisitions and the formation of new partnerships. Some recent acquisitions and partnerships are still in the process of being integrated into our operations. Our goal in integrating these operations is to increase earnings and achieve cost savings by taking advantage of economies of scale and other synergies of consolidation and enhanced growth opportunities. We may encounter difficulties in integrating these operations, resulting in delay of the achievement or a decrease in the anticipated economies of scale and other synergies and, therefore, the expected increase in earnings. The integration process may also cause us to incur unanticipated cost.

ITEM 4. INFORMATION ON THE COMPANY

History

Royal Ahold was founded in 1887. In 1948, Royal Ahold, named at the time Albert Heijn N.V., listed our shares on what is today the Euronext. In 1973, our name was changed to Ahold N.V., indicative of our development as a holding company with interests in retail trade and related areas. On our one hundredth anniversary in 1987, the Queen of The Netherlands granted us the title "Koninklijke" (Dutch for "Royal"), and we changed our full name to Koninklijke Ahold N.V.

We have substantially expanded our business through acquisitions and new partnerships beginning in 1977.

Notable acquisitions in the United States have consisted of the following:

o    BI-LO in 1977;
o    Giant-Carlisle in 1981;
o    First National (Finast) in 1988 (integrated into Tops);
o    Tops in 1991;
o    Red Food Stores in 1994 (integrated into BI-LO);
o    Mayfair in 1995 (integrated into Stop & Shop);
o    Stop & Shop in 1996;
o    Giant-Landover in 1998;
o    U.S. Foodservice in 2000;
o    Peapod in 2000 (investment in Peapod in 2000, fully acquired in 2001);
o    PYA/Monarch in 2000 (integrated into U.S. Foodservice);
o    Mutual in 2001 (integrated into U.S. Foodservice):
o    Grand Union stores in 2001 (integrated into Tops and Stop & Shop);
o    Bruno's in 2001; and
o    Alliant in 2001 (in the process of being integrated into U.S. Foodservice).

Notable acquisitions and partnerships formed in other regions include:

o    JMR in Portugal in 1992;
o    Bompreco in Brazil in 1996;
o    Supermar in Brazil in 1997 (integrated into Bompreco);
o    Disco and Santa Isabel in Argentina and Chile in 1998;
o    Dialco, Dumaya, Guerrero and Castillo del Barrio in Spain in 1999;
o    Gastronoom in The Netherlands in 1999 (integrated into Deli XL);
o    Supamer and Gonzales in Argentina in 1999 (integrated into Disco);

o    La Fragua in Guatemala in 1999;
o    ICA Group in Scandinavia in 2000;
o    Kampio in Spain in 2000;
o    Ekono in Argentina in 2000 (integrated into Disco);
o    A&P in The Netherlands through our 73% owned subsidiary Schuitema in 2000;
o    Superdiplo in Spain in 2000; and
o    Cemetro in Spain in 2001 (integrated into Superdiplo).

In fiscal year 2001, we completed the acquisition of Alliant and several smaller business acquisitions, for an aggregate consideration of approximately EUR 3.3 billion, including assumed indebtedness. For more information on acquisitions and related capital expenditures, please refer to Item 5, "Operating and Financial Review and Prospects" of this annual report.

Organizational Structure

We are domiciled in The Netherlands and incorporated under the laws of The Netherlands as a holding company conducting business through our subsidiaries and partnerships. Based on 2001 sales, we are the largest food service provider in The Netherlands and one of the largest food providers in the United States. During fiscal 2001, we provided food primarily through retail trade outlets, along with complementary food service activities. We are also one of the largest and most internationally diverse food providing groups worldwide. As of fiscal year end 2001, we operated or serviced 8,842 stores, including 3,778 franchise and associated stores, and employed 404,453 people. The store format that we
primarily  use  is  the  supermarket.   However,  we  also  operate  or  service
hypermarkets, discount stores, specialty stores, cash and carry stores and convenience stores.

Our operations are located primarily in the United States and Europe. Net sales in the United States accounted for 59% of fiscal 2001 total net sales, while net sales in Europe accounted for 33% of total net sales. We also have operations in Latin America, which accounted for 7% of total net sales in fiscal 2001, and in several countries in the Asia Pacific region, which accounted for 1% of total net sales. Our principal business is retail trade, which accounted for 78% of total net sales in fiscal 2001. Retail trade includes sales to consumers at our own stores as well as sales to our franchise and associated stores. Our food service activities accounted for 22% of total net sales for fiscal 2001. Sales relating to our food service business, and to a lesser extent our retail trade business, vary depending on the season of the year. Generally, seasonality does not significantly affect our business. However, we have experienced higher sales in the second half of the year, particularly during the holiday season in December.

The following tables set out, for the periods indicated, our net sales and operating results by segment and geographic region:

                 Net Sales by Business Segment/Geographic Region

                                                                                        Fiscal Year
                                                                                        -----------
                                                                             2001               2000          1999
                                                                            ------             ------        ------
                                                                         ($)    (EUR)  (%)    (EUR)   (%)   (EUR)   (%)
                                                                             (in millions, except percentages)
Retail trade:
   United States (including sales to franchise stores)                22,908   25,925   39   22,774    44  18,390    56
   Europe (including sales to franchise and associated stores)        18,042   20,419   31   15,466    30   9,867    30
   Latin America                                                       4,330    4,900    7    5,082    10   3,497    11
   Asia Pacific                                                          353      400    1      402     1     476     1
                                                                      ------   ------   --   ------    --  ------    --
Total retail trade                                                    45,633   51,644   78   43,724    85  32,230    98
Food service:
    United States                                                     11,978   13,556   20    6,649    13      --    --
    Europe                                                             1,177    1,332    2    1,105     2     553     2
                                                                      ------   ------   --   ------    --  ------    --
Total food service                                                    13,155   14,888   22    7,754    15     553     2
Other activities                                                          54       61   --       64    --      41    --
                                                                      ------   ------   --   ------    --  ------    --
Total                                                                 58,842   66,593  100   51,542   100  32,824   100
                                                                      ======   ======  ===   ======   ===  ======   ===

-----------------
     The dollar amounts for fiscal 2001 were translated into Euros using the year end value of the dollar per Euro. This translation is done soley for the convenience of the reader and may differ from actual dollar amounts reflected elsewhere in this annual report. For more information on translation methods, please see section "Introduction" of this annual report. In 2001, Royal Ahold adopted a new definition for net sales, mainly impacting its US operations. Under this new definition, certain promotional costs were reclassified from cost of goods sold and accounted for as a reduction in sales. Net sales for prior years were restated to reflect this change.

                      Operating Results by Business Segment


                                                         Fiscal Year
                                                         -----------
                                             2001               2000           1999
                                             -----              -----          ----
                                        ($)    (EUR)  (%)     (EUR)  (%)    (EUR)   (%)
                                             (in millions, except percentages)
Retail trade                           2,015   2,280    84    1,849    81   1,353     96
Food service                             316     358    13      294    13      15      1
Real estate and other                     59      67     3      131     6      47      3
                                       -----   -----   ---    -----   ---   -----    ---
Total                                  2,390   2,705   100    2,274   100   1,415    100
                                       =====   =====   ===    =====   ===   =====    ===

                     Operating Results by Geographic Region

                                                         Fiscal Year
                                                         -----------
                                             2001               2000           1999
                                             -----             -----           ----
                                        ($)    (EUR)  (%)     (EUR)  (%)    (EUR)   (%)
                                             (in millions, except percentages)
United States                          1,514   1,713    63   1,466    65     944     67
Europe                                   764     865    31     670    29     459     32
Latin America                            176     200     8     204     9      97      7
Asia Pacific                             (16)    (18)   (1)    (20)   (1)    (41)    (3)
Unallocated corporate costs              (48)    (55)   (1)    (46)   (2)    (44)    (3)
                                       -----   -----   ---   ------  ----   -----   ----
Total                                  2,390   2,705   100   2,274   100   1,415    100
                                       =====   =====   ===   ======  ====  ======   ====

----------
The dollar amounts for fiscal 2001 were translated into Euros using the year end value of the dollar per Euro. This translation is done soley for the convenience of the reader and may differ from actual dollar amounts reflected elsewhere in this annual report. For more information on translation methods, please see section "Introduction" of this annual report.

In the United States, operational management is divided into a "retail trade" division and a "food service" division. Within the retail division, we manage our business along geographical lines. Ahold USA., Inc. ("Ahold USA"), the US holding company, coordinates the activities of the US operating companies. In The Netherlands, operational management is divided into supermarkets, specialty retailing, food service, food production and other operations. Retail operations outside of the US and The Netherlands primarily consist of supermarkets and are also managed along geographical lines. Individual chains are responsible for merchandising, store formats and marketing strategies. Decisions regarding the strategic direction and overall management of the companies are taken at the holding company level.

Listed below is the organizational structure of our principal consolidated activities as of the end of fiscal 2001:


                                       -----------------
                                       |  Corporate    |
                                       |  Executive    |
                                       |    Board      |
                                       -----------------
                                               |
                ------------------             |             ------------------
                |Corporate Staff | ----------- | ----------- |     Other      |
                |                |             |             |   Activities   |
                ------------------             |             ------------------
                                               |
----------------------------------------------------------------------------------------------------
|                    |                                                    |                         |
|   ---------------- |   -----------------------    -------------------   |  ---------------------  |
|---| Stop & Shop  | |---|   Albert Heijn      |    |    Bompreco     |---|  |Ahold Kuok Malaysia|--|
|   |              | |   | (The Netherlands)   |    |    (Brazil)     |   |  |     (Malaysia)    |  |
|   ---------------- |   -----------------------    -------------------   |  ---------------------  |
|                    |                                                    |                         |
|   ---------------- |   -----------------------    ------------------|   |  ---------------------  |
|---|Giant-Carlisle| |---|   73% Schuitema     |    |   56% DAIH      |---|  |    CRC Ahold      |--|
|   |              | |   |(The Netherlands)    |    |                 |   |  |   (Thailand)      |  |
|   ---------------- |   -----------------------    ------------------|   |  ---------------------  |
|                    |                                                |   |                         |
|   ---------------- |   -----------------------    --------------    |   |  ---------------------  |
|---|    BI-LO     | |---| Specialty Stores    |    |   Disco    |----|   |  |      PSP Group    |--|
|   |              | |   | (The Netherlands)   |    |(Argentina) |    |   |  |     (Indonesia)   |
|   ---------------- |   -----------------------    --------------    |   |  ---------------------
|                    |                                                |   |
|   ---------------- |   -----------------------    --------------    |   |
|---|    Tops      | |---| Deli XL: Foodservice|    |70% Santa   |    |   |
|   |              | |   |  (The Netherlands)  |    |  Isabel    |----|   |
|   ---------------- |   -----------------------    | (Chile)    |        |
|                    |                              -------------         |
|   ---------------- |   -----------------------    -------------------   |
|---|Giant-Landover| |---|    Real Estate      |    |  50% Paiz Ahold |   |
|   |              | |   | (The Netherlands)   |    |                 |---|
|   ---------------- |   -----------------------    -------------------
|                    |                                                |
|   ---------------- |   -----------------------    -------------------
|   |   Bruno's    | |   | 50 % Partnership    |    |  81% La Fragua  |
|---|              | |---|  interest in ICA    |    |   (Guatemala)   |
|   |              | |   | Group (Scandinavia) |    -------------------
|   ---------------- |   -----------------------
|                    |
|   ---------------- |   -----------------------
|   |   Peapod     | |   |   49% Jeronimo      |
|---|              | |---|  Martins Retail     |
|   |              | |   |    (Portugal)       |
|   ---------------- |   -----------------------
|                    |
|   ---------------- |   -----------------------
|   |    U.S.      | |   |  99% Ahold Czech    |
|---| Foodservice  | |---|     Republic        |
    |              | |   | (Czech Republic)    |
    ---------------- |   -----------------------
                     |
                     |   -----------------------
                     |   |   Ahold Polska      |
                     |---|     (Poland)        |
                     |   -----------------------
                     |
                     |   -----------------------
                     |   '       Ahold         '
                     |   '   SuperMercados     '
                     |---'      (Spain)        '
                         '---------------------'




--------------------      --------------------     ---------------------     -----------------
|                  |      |                  |     |                   |     |               |
|  UNITED STATES   |      |       EUROPE     |     |    LATIN AMERICA  |     |  ASIA PACIFIC |
|                  |      |                  |     |                   |     |               |
--------------------      --------------------     ---------------------     -----------------

Unless otherwise indicated, the companies referred to in the chart above are wholly owned subsidiaries of Royal Ahold.
For a detailed list of significant subsidiaries, proportions of ownership interest and, if different, proportion of voting power, see Item 19 "Exhibits".

Our Address
Company Address                 Mailing Address           Ahold USA
Royal Ahold                     P.O. Box 3050             14101 Newbrook Drive,
Albert Heijnweg 1               1500 HB  Zaandam          Corporate Point #2
Zaandam, The Netherlands        The Netherlands           Chantilly, VA 20151
                                                          United States

Retail Trade - Overview

We are an internationally diverse food provider with operations in the United States, Europe, Latin America and Asia Pacific. Our retail business consists of our retail chain sales, sales to franchise stores and sales to associated stores.
As of the end of fiscal 2001, we operated or serviced 8,842 stores, including 1,153 franchise stores and 2,625 associated stores. Over 78% of these stores are supermarkets. In some local markets, we have expanded into other formats, including specialty retailing, hypermarkets, cash and carry and convenience stores. The majority of our franchise stores are located in The Netherlands, while associated stores are found in Scandinavia and in The Netherlands (For a detailed description of our franchise and associated stores, please see the section "Retail Trade - Europe" of this Item 4). The following table sets out, as of the end of fiscal 2001, store count by company stores, franchise stores and associated stores, along with changes in store counts:

                    Company, Franchise and Associated Stores

                                                      As of Fiscal Year End 2001

                                    Company        Franchise    Associated     Company   Franchise     Total
                           Supermarkets (1) Supermarkets (1)      Stores     Other (2)   Other (2)
                           ---------------- ----------------      ------     ---------   ---------     -----
United States                         1,223                5              --       378         9       1,615
Europe                                1,902              633           2,625       849       506       6,515
Latin America                           379               --              --       229        --         608
Asia Pacific                            104               --              --        --        --         104
                                        ---               --              --        --        --         ---
Total                                 3,608              638           2,625     1,456       515       8,842
                                      =====              ===           =====     =====       ===       =====

----------
(1) Includes grocery stores and food retail stores considered supermarkets under local market conditions.
(2) Includes certain specialty retail stores in The Netherlands, hypermarkets mostly in Portugal, Scandinavia and Brazil, minimarkets in Brazil, and convenience stores in the United States.

                       Changes in Consolidated Store Count

                                             Fiscal Year
                                             -----------
                                    2001             2000              1999
Beginning of period                8,600            4,640             4,166
Opened/acquired                      760            4,184               681
Disposed                            (518)            (224)             (207)
                                   ------           ------            ------
End of period                      8,842            8,600             4,640
                                   ======           ======            ======

Retail Trade in the United States

We have established ourselves, through acquisitions and organic growth, as a leading food retailer in the United States, operating in 18 states in the eastern United States and Washington, D.C. Based on fiscal 2001 sales, we were among the top seven food retailers in the United States. While management of each individual chain is responsible for its merchandising, store formats and marketing strategies, the operations of the six regional operating companies and Peapod, our e-commerce retail company, are coordinated as a group through Ahold USA. Each chain operates in its own local marketing area.
One common feature of each US subsidiary's strategy has been to focus on maximizing consumer value, optimizing store sizes and upgrading the quality and the number of services offered to consumers. Ahold USA has undertaken a number of projects to improve operational efficiency by partially centralizing certain common functions of its subsidiaries to take advantage of possible economies of scale. Ahold USA has three integrated companies, American Sales Company, Ahold Information Services and Ahold Financial Services, which service its retail operations. American Sales Company provides purchasing and distribution services in health and beauty care items and general merchandise to our US subsidiaries. Ahold Information Services operates a data processing center on behalf of all of our retail US subsidiaries, facilitating their information systems operations. Ahold Financial Services provides accounting and financial services to four of our US subsidiaries and is expected to service the remaining subsidiaries by the end of 2003.

Efficiency has been further improved by the establishment of a number of working groups, composed of representatives of each of our US subsidiaries, whose objective is to identify and implement operational "best practices" and potential efficiency improvements across the various subsidiaries. Our US subsidiaries have initiated projects that include advanced product purchasing systems, joint private label purchasing and a more unified approach to store construction.

Operating Company Information
In the United States, we operate six retail operating companies and Peapod, our e-commerce retail company. The table that follows sets out, for the periods indicated, net sales in millions of dollars and store counts for our retail trade operations in the United States. Net sales for fiscal 2001 include Bruno's results for December. Net sales for fiscal 2000 reflect Peapod's results beginning from the end of the second quarter. Fiscal 1999 sales for Giant-Carlisle include the net sales for the Edwards division stores. These stores were transferred to Stop & Shop in fiscal 2000.

                      US Retail Trade Sales and Store Count

                                                          As of and for the Fiscal Year Ended
                                                  2001                    2000                   1999
                                                 -----                   ------                  ----
                                                                 (sales in millions)
                                             $ Net      Store Count $ Net       Store Count  $ Net      Store Count
                                             Sales                  Sales                     Sales
                                             ------     ----------- -------     -----------  ------     -----------
Stop & Shop                                   8,779         321       7,723         274       5,958         202
Giant-Carlisle                                2,473         107       2,196          96       3,385         156
BI-LO                                         3,619         446       3,423         422       3,001         281
Tops                                          3,017         370       2,785         342       2,695         248
Giant-Landover                                5,115         186       4,780         179       4,512         176
Bruno's                                         106         185          --          --          --          --
Peapod                                           97          --          45          --          --          --
                                             ------       -----      ------       -----      ------       -----
Total United States (1)                      23,206       1,615      20,952       1,313      19,551       1,063
                                             ======       =====      ======       =====      ======       =====

----------
(1) In February 2001, certain of our US subsidiaries sold 34 stores to unaffiliated purchasers. The purchasers then leased the properties to our wholly-owned subsidiaries. For a further discussion of the leveraged lease transactions, please see Item 5 "Operating and Financial Review and Prospects".


Stop & Shop
We acquired Stop & Shop in July 1996. Stop & Shop, which is headquartered in Quincy, Massachusetts, pioneered the superstore concept in New England in 1982. In February 2001, Stop & Shop acquired 36 supermarkets from C&S Wholesale Distributors, which previously purchased the locations from Grand Union. The supermarkets are located mainly in New Jersey and New York and were converted to the Stop & Shop format during the first quarter of fiscal 2001. Stop & Shop operated 321 superstores and conventional supermarkets as of the end of fiscal year 2001, which are located in Massachusetts, Connecticut, Rhode Island, New Jersey and New York.

Giant-Carlisle
Based in Carlisle, Pennsylvania, Giant-Carlisle operated 107 supermarkets as of the end of fiscal 2001. The stores operate under the name "Giant" in Pennsylvania and under the name "Martin's" in Maryland, Virginia and West Virginia. We acquired Giant-Carlisle in 1981.

BI-LO
We acquired BI-LO, based in Mauldin, South Carolina, in 1977. In May 2000, BI-LO acquired the Golden Gallon chain, which operates convenience stores in the Southeastern United States. As of the end of fiscal 2001, BI-LO operated 306 supermarkets and 140 Golden Gallon convenience stores in South Carolina, North Carolina, Tennessee, Alabama and Georgia.

Tops
We acquired Tops in March 1991. In February 2001, Tops acquired 20 supermarkets from C&S Wholesale distributors, which previously purchased the locations from Grand Union. The supermarkets are located in New York and were converted to the Tops format during the first quarter of fiscal 2001. As of the end of fiscal 2001, Tops owned and operated 145 supermarkets under the name "Tops Friendly Markets" and 211 neighborhood food stores under the name "Wilson Farms". As of the end of fiscal 2001, Tops also had five independent supermarket franchisees operating under the "Tops Friendly Markets" name and nine franchise neighborhood food stores. Tops' primary markets are Buffalo and Rochester, both in the State of New York, as well as markets in Cleveland, Ohio and Northern Pennsylvania

Giant Food ("Giant-Landover")
In October 1998, we acquired Giant-Landover, based in Landover, Maryland. As of the end of fiscal 2001, Giant-Landover operated a chain of 186 retail stores selling food, health care items and general merchandise in Maryland, Virginia, Delaware, New Jersey and the District of Columbia. Giant-Landover also operates four free-standing drugstores.

Bruno's Supermarkets
In December 2001, we acquired Bruno's Supermarkets, which is a prominent food retailer based in Birmingham, Alabama. Bruno's operates 185 supermarkets, under the banners of Food World, Food Max and Food Fair in Alabama, Florida, Mississippi and Georgia.

Peapod
In June 2000, we acquired convertible preferred stock and common stock warrants of Peapod Inc., giving us a controlling interest in Peapod. In July 2001, we acquired the remaining issued and outstanding shares of common stock of Peapod. Peapod is an on-line grocer based in Chicago, Illinois with operations in Chicago and on the east coast of the United States. Additionally, Peapod and two of our other operating companies, Stop & Shop and Giant-Landover, have teamed up to provide internet service in Southern Connecticut, Boston, Massachusetts, Washington D.C. and Baltimore, Maryland.

Retail Trade in Europe

Operating Company Information
In Europe we have significant retailing operations in The Netherlands, Scandinavia, Portugal, the Czech Republic, Poland and Spain. The following table sets out, for the periods indicated, net sales in millions of Euros and store counts, for our retailing operations in Europe:

                   European Retail Trade Sales and Store Count

                                                                  As of and for the Fiscal Year Ended
                                                                  -----------------------------------
                                                             2001                   2000                   1999
                                                     ---------------------   -------------------    -------------------
                                                                      (sales in millions of EUR)
                                                     Net                     Net                    Net
                                                     Sales      Store Count  Sales   Store Count    Sales   Store Count
                                                     -----      -----------  -----   -----------    -----   -----------
The Netherlands
   Albert Heijn company stores                        4,654          479     4,543          508     4,397          516
   Albert Heijn franchise stores                        861          207       768          201       730          238
   Etos                                                 359          496       315          480       291          460
   Gall & Gall                                          221          493       211          486       215          488
   Schuitema company stores (1)                         677           48       165          128        --           --
   Schuitema associated stores (1)                    2,168          467     1,971          423     1,831          453
   Other                                                 38          143        36          142        35          134
Scandinavia (1)
   Sweden associated/franchise stores                 4,183         1846     2,999        1,958        --           --
   Norway company stores                              1,483          792       985          375        --           --
   Norway associated/franchise stores                   580          312       440          767        --           --
   Denmark                                              171           12        --           --        --           --
   Baltic States                                        124           29        57           24        --           --

Portugal (1)                                          1,562          198     1,467          210     1,341          196
Czech Republic                                          792          205       598          190       455          173
Poland                                                  553          165       393          149       221          115
Spain                                                 1,993          623       518          582       351          185
                                                     ------        -----    ------        -----     -----
Total Europe                                         20,419        6,515    15,466        6,623     9,867        2,958
                                                     ======        =====    ======        =====     =====        =====

----------

(1)  These  subsidiaries are not wholly-owned by us. For more  information,  see
     Item 19 "Exhibits".

The Netherlands
We pioneered the supermarket concept in The Netherlands and are currently the leading Dutch food retailer through our Albert Heijn brand, both in terms of sales volume and store count. As of the end of fiscal 2001, Albert Heijn had 686 stores, including 207 franchise stores, with an average sales area of 8,317 square feet.

Albert Heijn also operates five distribution centers for grocery products and a number of processing and other distribution facilities for produce.

The franchise stores typically operate in smaller market areas under the Albert Heijn formula and are not distinguishable from company-owned stores. For each franchise, Albert Heijn has agreed to provide:

o    merchandise at wholesale prices, including a franchise fee;
o    various support services, including logistical and warehouse services; and
o management support and training, marketing support and administrative and financial assistance.

Franchise agreements typically have a term of five years, and are renewable for additional five-year terms. Franchise stores are primarily smaller stores, with an average sales area of 2,098 square feet.

In November 2001, Albert Heijn teamed up with four of Ahold's other Dutch operating companies (Deli XL foodservice operations, Gall & Gall wine and spirit stores, Etos health and beauty care stores and De Tuinen natural products) to provide customers with an internet-based home delivery system. The new home delivery service operates under the name "Albert" and offers customers a broad selection of products from any of the five companies.

Other retailing in The Netherlands includes our specialty retailing operations, which are organized as a separate group. The companies in this group include Gall & Gall, Etos and De Tuinen, which operates as a subsidiary of Etos. Gall & Gall operates wine and spirit stores, and Etos operates stores specializing in health and beauty care and De Tuinen operates natural products stores. As of the end of 2001, Gall & Gall operated 327 stores and supplied 166 franchise stores, while Etos operated 237 stores, including De Tuinen stores and supplied 259 franchise stores. Other specialty operations also include confectionery stores, operating under the name "Jamin".

We own 73% of the outstanding shares of Schuitema, a Dutch wholesaler that also owns supermarkets and hypermarkets and provides retail support to independent retailers. As of the end of fiscal 2001, Schuitema owned 43 supermarkets and five hypermarkets and provided goods and services to 467 independent food retailers mainly operating under the trade name C1000. Sales to these associated stores accounted for over 80% of Schuitema's net sales for fiscal 2001. Prior to the end of fiscal 2001, these sales to associated stores were classified as part of the previously named "Food wholesaling and food supply" business segment. Schuitema also supports these independent member retailers, on a commercial level by providing trademarks and support services, including purchasing support, and in some instances, financially. In October 2000, Schuitema completed its acquisition of 123 A&P supermarkets and six hypermarkets from the Dutch Hermans Group. All of the stores have been converted to the C1000 format except for 43 supermarkets and five hypermarkets that continue to operate under the A&P banner.

Scandinavia
In April 2000, we acquired a 50% partnership interest in the ICA Group ("ICA"). ICA is a prominent, integrated food retail and wholesale group, servicing 2,991 retailer-owned and company-owned supermarkets, superstores, hypermarkets and discount stores in Sweden, Norway and the Baltic states. ICA continued to grow and expand during 2000 with the acquisition of stores in Latvia and Denmark. In August 2001, the ICA Group entered into a 50/50 joint venture with Dansk Supermarked to develop and operate discount stores and hypermarkets in Sweden and Norway. Dansk Supermarked is the operator of several store formats in Denmark, Germany, Poland and the United Kingdom.

In Sweden,  ICA  supported  1,846 stores as of the end of fiscal  2001,  most of which were retailer-owned and operated. ICA, including the retail stores associated with ICA, has been a market leader in Sweden since 1966. All ICA retailers in Sweden are members of the ICA Forbundet (ICA retailers' association). Approximately 40% of the ICA retailers, representing approximately 75% of the store sales, have an ICA agreement, under which ICA has a minority stake in the store and normally holds or rents the real estate or other premises used by the retailer. There are also store format agreements with almost all ICA stores, linking the stores and their market behavior together with ICA. The Rimi discount stores operate under a franchise agreement, under which ICA, charging a franchise fee, has agreed to provide the trademark, the general store concept, various support services, including purchasing, management support and training, marketing support and administrative and financial assistance. These franchise agreements typically have an indefinite term, but may be terminated by ICA in a number of circumstances and by the franchisee by giving three months prior notice. As of the end of fiscal 2001, ICA store portfolio consisted of ICA Nara neighborhood stores, ICA Kvantum large supermarket stores, ICA Supermarked stores, MAXI ICA Stormarknad hypermarkets and Rimi discount stores.

In Norway, ICA's wholly owned subsidiary, Hakon Gruppen serviced 1,104 stores at the end of fiscal 2001, which are either company-owned or retailer-owned with franchise agreements or with cooperation agreements. For each franchisee, Hakon Gruppen has agreed to provide products, service and development resources and, in many cases owns or holds the premises and store equipment necessary for the operations of the franchisee. The franchise agreements typically have a term of five years and are renewable for additional terms. In Norway, the Rimi format is the largest food format in the country, though Hakon Gruppen is the second largest in terms of retail market share. As of the end of fiscal 2001, the store portfolio, excluding the associated stores with cooperation agreements, consisted of Rimi discount stores, ICA supermarkets, Sparmat stores and Maxi hypermarkets. The associated stores use various store formats.

In March 2001, ICA acquired an additional 0.1% of ICA Denmark, bringing our total ownership to 50.1%. As of the end of fiscal 2001, ICA Denmark operated 12 supermarkets. In addition, ICA owns 29 stores in the Baltic states of Latvia and Estonia, along with a non- consolidated joint venture in Lithuania.

ICA has a non-consolidated 50/50 joint venture with Statoil called Statoil Detaljhandel Scandinavia AS ("Statoil Retail").

As of the end of fiscal 2001, Statoil Retail operated and serviced approximately 1,500 Statoil gas stations and forecourt stores in Denmark, Norway and Sweden.

Portugal
In 1992, we became a 49% partner with Jeronimo Martins, SGPS, S.A. ("JM"). Through this partnership, we created Jeronimo Martins Retail, also referred to as "JMR", in Portugal. JMR owns both Pingo Doce, which at the end of fiscal 2001 operated 175 supermarkets, and Feira Nova, which as of the end of fiscal 2001 operated 23 hypermarkets. Pingo Doce is a major supermarket chain in Portugal, offering a wide variety of products at competitive prices. The Feira Nova hypermarkets offer a wide variety of food and non-food products at low prices.

Czech Republic
Ahold Czech Republic, formerly known as Euronova, is a 99% owned subsidiary, which began food retail operations in the Czech Republic in 1991. As of the end of fiscal 2001, Ahold Czech Republic operated 205 food retail stores, making it one of the largest food retailers in the country as measured by sales volume. In fiscal 2001 we expanded our operations to Slovakia and opened the first store in December 2001. As of the end of fiscal year 2001, we had 165 stores operating under the name "Albert", 31 "Hypernove" mini-hypermarkets and seven "Hypernova" hypermarkets operating in the Czech Republic and two supermarkets in Slovakia.

Poland
In  1995,  we   established   a  50/50  joint   venture  with  German   retailer
Allkauf-Gruppe to develop retail operations in Poland. In January 1999, we purchased Allkauf-Gruppe's share of the joint venture and renamed the company Ahold Polska in February 1999. As of the end of fiscal 2001, Ahold Polska operated 84 discount food stores operating under the name Albert, 63 supermarkets operating also under the name Albert, 15 hypermarkets and three other stores in Poland.

Spain
In 1998, we acquired 15 stores in Spain from Longinos Velasco through our wholly-owned subsidiary Ahold SuperMercados. In 1999, we expanded our operations in Spain by acquiring Dialco, Dumaya, Castillo del Barrio, Guerrero, Mercasol and Las Postas supermarket chains which operated a total of 160 stores.

We continued to grow in Spain during fiscal 2000 through our acquisition of Kampio, a prominent regional supermarket chain in Catalonia, and Superdiplo, which operates stores on the Canary Islands, in Andalusia and the greater Madrid region. In July 2001, Superdiplo acquired Cemetro, a chain of 24 supermarkets in the Canary Islands. As of the end of fiscal 2001, we operated 623 stores in Spain.

Retail Trade in Latin America

We have retail operations in Brazil, Argentina, Chile, Peru, Paraguay, Guatemala, El Salvador and Honduras. In January 2002, our 50/50 partnership, Paiz Ahold, established a new joint venture with CSU to operate food stores in five countries in Central America. For more information, see Item 5 "Recent Developments" of this annual report. The following table sets out, for the periods indicated, net sales in millions of Euros and store count, for our retailing operations in Latin America:


             Latin  American  Retail Trade Sales and Store Count

                                         As of and for the Fiscal Year Ended
                                       2001                    2000                1999
                               --------------------    ------------------    ------------------
                                            (sales in millions of EUR)
                               Net            Store    Net          Store     Net       Store
                               Sales          Count    Sales        Count     Sales     Count
                               -----          -----    -----        -----     -----     -----
Bompreco                       1,274          110      1,515         106      1,167      100
Disco (1)                      2,143          236      2,174         235      1,652      213
Santa Isabel (1)                 771          118        764          96        678       95
La Fragua (1)                    712          144        629         130         --      122
                               -----          ---      -----         ---      -----
Total Latin America            4,900          608      5,082         567      3,497      530
                               =====          ===      =====         ===      =====      ===

----------
(1) These subsidiaries are not wholly-owned by us. For more information, please see Item 19 "Exhibits".

Brazil
In December 1996, we entered the Latin American market through an agreement with Bomprecopar S.A. Under this agreement we indirectly acquired 50% of the voting shares and 50.1% of the total capital of Bompreco S.A. Supermercados do Nordeste or "Bompreco". Bompreco is the leading food retailer in north-eastern Brazil. In June 1997, Bompreco acquired SuperMar, a regional supermarket chain in north-eastern Brazil, which was subsequently renamed Bompreco Bahia S.A. All Bompreco Bahia stores operate under the Bompreco and Hyper Bompreco names. In July 2000, we acquired the remaining 50% of the voting shares and an additional 10.9% of the non-voting shares of Bompreco. In October 2001, we acquired the remaining non-voting shares of Bompreco. In July 2001, we acquired five hypermarkets from Carrefour. These hypermarkets were converted to Hiper Bompreco in the fall of 2001. As of the end of fiscal 2001, Bompreco operated 110 supermarkets, hypermarkets and other food retail stores, including 55 Bompreco Bahia stores.

Argentina, Chile, Peru and Paraguay We continued to develop our Latin American operations through our 55.9% partnership, Disco Ahold International Holdings, or "DAIH", with Velox Retail Holdings which was established in January 1998. The partnership controls a 99.6% stake in Disco, the largest supermarket company in Argentina based on net sales, and a 69.7% interest in Santa Isabel, the second largest supermarket company in Chile and Peru based on net sales and with operations in Paraguay. Ahold has certain contingent liabilities with respect to outstanding indebtedness of Velox Retail Holdings. For more information on these contingent liabilities, please see Note 20 "Commitments and Contingencies" in
Item 18 of this annual report.

In 1999, Disco acquired the Supamer, Gonzalez and Pinocho supermarket chains. In January 2000, Disco continued to expand acquiring 100% of the outstanding shares of Supermercados Ekono S.A. ("Ekono"). Disco operated 236 stores as of the end of fiscal 2001.

In 2001, Santa Isabel expanded its operations in Chile by acquiring Supermacados Agas S.A. Agas operated 17 large stores in Santiago, the capital of Chile. As of the end of fiscal 2001, Santa Isabel operated 118 stores, with 76 stores in Chile, 31 in Peru and 11 in Paraguay.

Guatemala, El Salvador and Honduras
In December 1999, we established a 50/50 partnership, Paiz Ahold, which controlled an 80.5% stake in La Fragua, the leading supermarket and hypermarket company in Guatemala, with a presence in El Salvador and Honduras. As of the end of fiscal 2001, La Fragua operated 110 stores in Guatemala, 22 stores in El Salvador and 12 in Honduras, comprised of discount stores, supermarkets and hypermarkets.

In November 2001, Paiz Ahold entered into an agreement to establish CARHCO, a joint venture with CSU, the leading supermarket and hypermarket operator in Costa Rica and Nicaragua. Paiz Ahold holds a 66 2/3% stake and CSU holds a 33 1/3 stake in CARHCO. The new joint venture, which brings together the retail activities of Paiz Ahold and CSU in Central America, operates 253 food stores in five countries with annual sales of approximately USD 1.3 billion (EUR 1.5 billion). CARHCO now holds the 80.5% stake in La Fragua that was formerly held by Paiz Ahold.

Retail Trade in Asia Pacific

In 1999, we restructured our presence in Asia Pacific, focusing on Thailand and Malaysia. As a result, we sold our stake in unprofitable operations in China and our partnership in Singapore sold its 14 stores to Dairy Farm International during the fourth quarter of 1999. In 1996 we formed a partnership in Malaysia, with companies of the Kuok Group. The Malaysian partnership, Ahold Kuok Malaysia, acquired the Parkson and Looking Good store chains in 1998. In
December 2000, we became 100% owner of our Malaysian operations (after a reduction in 1998 to 52% and an increase to 65% in 1999), that included 39 stores as of the end of fiscal 2001.

Early in 1997, we entered into a 49%-owned partnership in Thailand with the Central Robinson Group, CRC Ahold Thailand. In 1998, we acquired 100% ownership of the partnership, subject to repurchase options of up to 50% of the outstanding shares granted to the Central Robinson Group. CRC Ahold Thailand was consolidated in our financial statements in 1998. As of the end of fiscal 2001, CRC Ahold Thailand operated 44 stores in Thailand.

In July 1997, we entered into a technical assistance agreement with the PSP Group in Indonesia in connection with the potential development of a supermarket chain in that country. As of the end of fiscal 2001, the PSP Group operated 21 stores in Indonesia.

As of the end of fiscal 2001, we, partly through partnerships, operated 104 retail stores in Asia Pacific. We believe that, despite the losses in fiscal years 1999, 2000 and 2001, the Malaysian, Thai and Indonesian retail food market offer medium to long term opportunities for expansion and growth.

Food Service

The United States
In April 2000, we acquired U.S. Foodservice. U.S. Foodservice is the second largest food service distributor in the United States, based on its net sales for fiscal 2001. U.S. Foodservice continued to expand its operations in 2000 through its acquisition of PYA/Monarch. U.S. Foodservice sells food and related products to restaurants and other institutional food service establishments through its national distribution networks. U.S. Foodservice also purchases, stores, markets and transports food products, paper products and other supplies and food related items for establishments that prepare and serve meals to be eaten away from home.

In February 2001, U.S. Foodservice acquired Parkway Food Service, a broadline food service distributor in western Florida. Parkway services over 1,000 customers, mostly restaurants, schools, universities and healthcare institutes. Parkway was consolidated in our financial statements as of the first quarter of fiscal 2001.

In May 2001, U.S. Foodservice acquired Mutual Wholesale Company, a broadline food service distributor in Florida. Mutual services over 4,200 customers, including restaurants, schools, universities and healthcare institutions. Mutual was consolidated in our financial statements as of the second quarter of fiscal 2001.

In November 2001, U.S. Foodservice acquired Alliant Exchange, Inc. Alliant services approximately 125,000 healthcare, restaurant, lodging and other institutional accounts across the United States. Alliant was consolidated in our financial statements since December 2001.

As of the end of fiscal 2001, U.S. Foodservice operated 111 marketing and distribution outlets and serviced approximately 300,000 customers.

Europe
We are a leading food service distributor in The Netherlands through our subsidiary, Deli XL. Deli XL provides a wide range of food and non-food products to hospitals, schools and other hospitality enterprises, such as hotels and restaurants.

In October 2000, Deli XL acquired Belgian food service company MEA-De Wilde-De Loore ("MEA") from Compass Group plc. As of January 1, 2001, MEA operated under the name Deli XL. Based in Charleroi, Deli XL is the market leader in Belgium. In July 1999, Royal Ahold acquired Gastronoom, a Dutch institutional food supplier, for EUR 152 million, including interest-bearing debt. Gastronoom was combined with Deli XL's operations.

In Sweden, we engage in food service activities through our 50% partnership interest in ICA under the name "ICA Menyforetagen". ICA Menyforetagen manages operations in restaurant catering and convenience stores.

Other Activities

Real Estate
As of the end of fiscal 2001, we operated two real estate companies in the United States, under the names Ahold Real Estate Company or "ARC" and Ahold Real Properties or "ARP" and one real estate company in The Netherlands under the name Ahold Vastgoed or "AVG". Our real estate companies are engaged in the acquisition, development and management of store locations in the United States, The Netherlands, Spain, the Czech Republic, Slovakia and Poland. For more information on our real estate companies, see below under "Property Information".

Production
In The Netherlands, we operate a food production company under the name "Marvelo", which was renamed "The Coffee Company" in fiscal 2001. The company is principally engaged in producing a portion of Albert Heijn's private label products and selling to third parties. In fiscal 2001, we sold four of our product lines (wine, tea, nuts and peanut butter and chocolate spreads) to third parties, retaining our coffee activities.

Unconsolidated Companies

We had investments of EUR 424 million in unconsolidated companies as of the end of fiscal 2001, relating primarily to investments by ICA in Statoil Retail. Other investments include our interest in Luis Paez SA, a Spanish wine producer and ICA Banken AB, a financial banking service in Scandinavia.

Property Information

As of the end of fiscal 2001, we operated 6,789 retail stores and 461 support facilities (warehouse/distribution centers, offices and food processing facilities). Of these locations, 17% were owned by us, 8% were held under capital leases and 75% were held under operating leases. The following table summarizes our property locations as of the end of fiscal year 2001, by industry and geographic segment:

                                                               Percentage of locations
                                                               -----------------------
                        Retail     Sales   Support                        Capital  Operating
                        Stores     Area    Facilities  Total    Owned     lease      Lease
                        -------   -------  ---------- -------   -----     -------  ---------
                                 (sq, ft.)
                                 ---------
Retail Trade
------------
United States            1,609    39,987        50    1,659       11%       30%        59%
Europe                   4,468    43,714       188    4,656       17%        1%        82%
Latin America              608    10,022        60      668       37%        1%        62%
Asia Pacific               104     1,957        13      117       10%       26%        64%
                           ---     -----        --      ---
                         6,789    95,680       311    7,100       17%        8%        75%
                         =====    ======       ===    =====       ===        ==        ===

Food Service
------------
United States               --        --       119      119       43%        2%        55%
Europe                      --        --        27       27       52%        0%        48%
                            --        --        --       --
                            --        --       146      146       45%        1%        54%
                            ==        ==       ===      ===       ===        ==        ===

Other Activities
----------------
Europe                      --        --         4        4        0%        0%       100%
----------

Retail Trade
In the United States, our subsidiaries operated 1,609 retail stores, 29 distribution centers, 2 production facilities and 19 office locations as of the end of fiscal 2001. In February 2001, certain of our US subsidiaries sold 34 retail stores and 12 non-retail properties to unaffiliated purchasers. The purchasers then leased the properties to one of our wholly-owned subsidiaries. For a further discussion of the leveraged lease transactions, please see Item 5 "Operating and Financial Review and Prospects -Financing Activities". All of our retail operations in the United States are in the eastern part of the country. The terms of leases in the United States typically range from 10 to 25 years and contain renewal options. Also in the United States, our retail subsidiaries lease or own 788 other sites which are generally former supermarket locations or sites held for future development. Of these additional sites not in company use, 55% have been subleased to third parties.

In The Netherlands, we operated a total of 1,980 stores and support facilities, not including associated stores as of the end of fiscal 2001, mainly under the names of Albert Heijn, Gall & Gall, Etos, Jamin, Ter Huurne and A&P. The stores in The

Netherlands are generally rented under contracts which provide for non-cancelable, five to ten year periods with renewal options, and with rents which may be adjusted annually based on predetermined indices. Our retail companies in The Netherlands also own or lease 15 other sites, which are not currently being used for our own operations, of which 6% have been subleased to third parties.

As of the end of fiscal 2001, we also operated 636 stores and support facilities in Spain, 204 in Portugal, 174 in Poland, 209 in the Czech Republic, 2 in Slovakia and 1451 in Scandinavia, not including associated stores which are supplied by ICA, since some of these associated stores are owned by third parties and subleased to the independent retailers operating the associated stores. Lease terms on these properties generally range from five to ten years, with renewal options. Additionally, 630 other locations are controlled by our subsidiaries in these countries, which are not currently being used for our own operations, of which 89% have been subleased to third parties.

In Latin America, we operated 608 retail stores, 31distribution centers, 9 production facilities and 20 office locations as of the end of fiscal 2001. Leased locations generally operate under lease terms of four to ten years with renewal options. Our retail companies in Latin America also control 71other stores and one warehouse that are not currently in use, of which 30% are subleased to third parties.

As of the end of fiscal 2001, our Asia Pacific operations included 104 retail stores, five distribution centers, one production facility and seven office locations. Leased facilities operate under lease terms of five to ten years.

Food Service
In the United States, we operated 111 distribution centers, 3 production facilities and 5 office locations as of the end of fiscal 2001 under the names of U.S. Foodservice, PYA/Monarch and Alliant. Additionally, these subsidiaries controlled 6 other facilities, which are currently not in use.

In Europe, we operated 24 distribution centers in The Netherlands and Belgium, one of which is partially used for office space, and one office location for Deli XL. Additionally, Deli XL controls one warehouse that is currently not being used. We also operated two distribution centers under the name of ICA Menyforetagen in Scandinavia.

Other Activities
Other activities consist of one production facility operated by our food processing company in The Netherlands under the name of "The Coffee Company" and three corporate offices located in The Netherlands and Belgium. All of these facilities are currently leased.

Real Estate
As of the end of fiscal 2001, we operated three real estate companies, ARC and ARP, both of which are in the United States, and one in The Netherlands under the name of AVG. These companies are involved in the acquisition, development, and management of retail sites in support of our retail operations. In doing so, the real estate companies may own or lease individual store sites, shopping centers or buildings. Locations controlled by these real estate companies and rented to our consolidated subsidiaries are included in the "Store, Support Facilities and Related Leases" table above under the segment using the property and are included as owned or leased based on the interest of ARC, ARP or AVG.

In addition to the locations rented to our companies, the real estate companies may own or lease locations which are adjacent to our store sites, locations held for future development or rented to third-parties.

As of the end of fiscal 2001, ARC and ARP controlled a total of 208 properties, almost all of which are rented to our subsidiaries. AVG controlled 1739 properties of which 85% are rented to our subsidiaries.

Expansion Plans
For a discussion of our plans to construct, expand and improve facilities, please see Item 5 "Operating and Financial Review and Prospects - Strategic Outlook".

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In this section, we explain our general financial condition and the results of our operations. As you read the following discussion and analysis, you should refer to our consolidated financial statements and the related notes thereto for fiscal years 2001, 2000 and 1999 contained in Item 18 of this annual report. We prepare our consolidated financial statements in accordance with Dutch GAAP. See
Note 27 to the consolidated financial statements for a discussion of the differences between Dutch GAAP and US GAAP, which apply to our consolidated financial statements. Our results for fiscal year 1999 were affected by the full year results Giant-Landover, Santa Isabel and Disco, which were acquired in 1998, as well as the July 1999 acquisition of Gastronoom and several supermarket chains in Spain. Our results for fiscal 2000 were affected by the operating results of U.S. Foodservice and ICA which were consolidated beginning April 23, 2000 and May 1, 2000, respectively. Our results were to a lesser extent influenced by the operating results of the acquisition of PYA/Monarch. In fiscal 2001, our results reflect the full year impact of the acquisitions that we made in fiscal 2000, particularly U.S. Foodservice, ICA and PYA/Monarch. In addition, results were influenced by several smaller acquisitions made in 2001, including Mutual and the former Grand Union stores.

Overview

Net sales in fiscal 2001 were EUR 66,593 million compared to EUR 51,542 million in fiscal 2000 and EUR 32,824 million in fiscal 1999, representing increases in net sales of 29% in fiscal 2001 and 57% in fiscal 2000. Net earnings in fiscal 2001 were EUR 1,114 million compared to EUR 1,116 million in fiscal 2000 and EUR 752 million in fiscal 1999, representing a decrease in net earnings of 0.2% in fiscal 2001 and an increase of 48% in fiscal 2000. Earnings per common share were EUR 1.25, EUR 1.49 and EUR 1.13 in fiscal 2001, 2000 and 1999, respectively, representing a decrease of 16% in fiscal 2001 and an increase of 32% in fiscal 2000. Excluding the effects of goodwill amortization of EUR 167 million, restructuring charges for U.S. Foodservice of EUR 106 and the Argentine Peso devaluation of EUR 214 million, less the tax effect and minority share interest of EUR 76 million, net earnings increased by 36% to EUR 1,525 million in fiscal 2001. Earnings per share before goodwill amortization (EUR 0.15 per share) restructuring charges for U.S. Foodservice (EUR .08 per share) and the impact of the Argentine Peso devaluation (EUR 0.25 per share) increased by 16% to EUR 1.73 in fiscal 2001.

Forward-Looking Statements

For a discussion regarding forward-looking statements, see "Forward-Looking Statements" in the front of this annual report under the heading "Introduction".

Critical Accounting Policies

The preparation of Ahold's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to customer incentives, product returns, bad debts, inventories, investments, intangible assets, income taxes, financing operations, restructuring costs, retirement benefits, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

Revenues are recognized at the point of sale to retail customers and upon delivery of inventory to franchised and associated stores. Royal Ahold records shipping and handling costs billed to customers as sales revenues. Promotional discounts issued by the Company are recorded upon redemption as a reduction of sales. Costs incurred for shipping and handling are included in "Selling expenses". Income for in-store promotions, merchant coupons, or other incentives from suppliers that are non-refundable credits or payments are recognized when the related activities that are required by the supplier are completed, the amount is fixed and determinable and the collectability is reasonably assured. This income is generally included as an offset of "Cost of sales." The total value of any up-front or other periodic payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of goods sold over the life of the contract based upon periodic purchase volume. The total value of any up-front or other periodic payments received from vendors that are not linked to purchase commitments is also initially deferred and recognized in income when earned. Funds that are directly linked to advertising commitments are recognized as a reduction of cost of sales when the related advertising commitment is satisfied. We also maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments.

Coupons, customer programs and incentive offerings are offered to our customers while our vendors provide us with incentives and other payments under in-store promotions or merchant coupons offered directly to our customers. If market conditions were to decline, Royal Ahold may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered. Further, the actions of our suppliers may vary, including increased incentives that may increase our gross profit or cease such programs resulting in a reduction of gross profit. If the financial condition of Royal Ahold's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional doubtful account allowances may be required, although, as further discussed in Item 11 of this annual report, we do not believe we have any exposures to credit risk at this time in excess of the accounts receivable currently allowed for. Generally accepted accounting principles specify the conditions that the Company observes in recording its revenue generating activities. Accounting for sales incentives and other similar consideration between a vendor, a retailer or a customer under US GAAP is currently under review by the Financial Accounting Standards Board. Although the Company continues to assess the effect of any changes in the standards, we currently do not believe they will have a material effect on our consolidated financial statements.

Acquisitions, Impairment, and Consolidation of Businesses

In fiscal 2001, 2000, and 1999, acquisitions were a key component of our growth strategy in the United States, in Europe and in the relatively underdeveloped markets of Latin America and Asia Pacific. We have substantially expanded our business through acquisitions and new partnerships. At the date of an acquisition, we record the estimated fair values of the assets acquired and liabilities assumed under the percentage ownership interest acquired.

The determination of the value of such assets and liabilities acquired requires management to make estimates and assumptions that affect our consolidated financial statements. Our business acquisitions typically result in significant tangible fixed assets, goodwill and other intangible fixed assets, which affect the amount of future period depreciation expense, amortization expense and possible impairment write-downs that we will incur.

At the end of fiscal 2001, the Company had EUR 14,071 million and EUR 5,649 million of tangible and intangible fixed assets, respectively, under Dutch GAAP, accounting for approximately 61% of the Company's total assets. Under US GAAP, the Company had EUR 14,040 million and EUR 16,914 million of tangible and intangible assets, respectively, or approximately 71% of total assets. In assessing the recoverability of the Company's tangible and intangible fixed assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. During fiscal 2001, the Company did not record any impairment losses related to tangible and intangible fixed assets under Dutch GAAP. Under US GAAP, the Company recorded goodwill impairment write-downs of EUR 510 million for Disco S.A. (See Note 27 to our consolidated financial statements). On December 31, 2001, the Company adopted the US GAAP Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and will be required to analyze its US GAAP goodwill for impairment issues during the first six months of fiscal 2002, and then on an annual basis thereafter.

At the time of an acquisition, management also has to make certain judgements about what level of control Ahold will exercise over the newly acquired entity. Our acquisitions include participation in certain joint ventures and partnerships and smaller investments in other companies. Royal Ahold consolidates all companies over which it exercises control, as evidenced by majority ownership (51%) or through control of management. Companies over which Royal Ahold can exercise considerable influence in terms of business and financial policy, and where Royal Ahold owns more than a 20% interest, are accounted for using the equity method. Other unconsolidated companies are stated at historical cost unless there is a permanent decline in value.

If circumstances were such that there was a change in control, or we are deemed not to control management in one of our consolidated subsidiaries, this would prevent us from consolidating its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a "controlling financial interest" within the meaning of Dutch and US GAAP. If we were to become unable to consolidate a subsidiary, that subsidiary's results would no longer be included in our operating results. Instead, the proper portion would be reflected as a separate line item called "Income from unconsolidated companies" in our consolidated statements of earnings. In addition, we would no longer be able to consolidate the assets and liabilities of that subsidiary and would have to reflect the net investment in the line item "Investments in unconsolidated companies" in our consolidated balance sheets. We could lose our controlling position if market conditions were such that it would be more beneficial for us to sell a participating ownership interest.

For  further   explanation  of  our   acquisitions   and  current   consolidated
subsidiaries and unconsolidated investments, please see Item 4. "Information on the Company" of this annual report and "Acquisitions and Consolidations" below.

Other Provisions, including Commitments and Contingencies

Provisions are recorded for pensions, loss reserves, bankruptcy guarantees, conversion costs, straight line rent and restructuring. Under Dutch GAAP, these provisions are recorded when it is reasonably possible that a loss may be incurred and the amount of the loss can be reasonably estimated. Under US GAAP, the Company records provisions for asserted and unasserted claims at the time they are probable and reasonably estimable. In recording these provisions, management must make certain estimates and judgments regarding discount rates, investment returns on underlying assets, if any, future costs such as termination benefits and closing costs, and the probability they will be incurred. While Ahold engages in extensive programs and processes to analyze its exposure to these losses, including actively monitoring and evaluating the quality of its pension investments, Ahold's provisions are affected by changes in interest rates, investment returns, costs of completion and various legal results. Should actual interest rates, investment returns, costs of completion and legal results differ from Ahold's estimates, revisions to the estimated provisions would be required. As of the end of fiscal 2001, the Company has other provisions recorded of EUR 1,576,570 and EUR 1,480,476 under Dutch GAAP and US GAAP, respectively. The Company has also disclosed certain commitments and contingencies in the notes to the consolidated financial statements.

Income tax

The Company operates in various tax jurisdictions in the United States, Europe, Latin America and the Asia Pacific. Each of these jurisdictions utilize a set of tax laws to which the Company is required to comply and the Company is subject to challenges of any of the residing tax authorities. Carrying value of the Company's net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions, and continue operating under the current and future presently enacted tax rates. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in the Company's consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and assesses the need for additional valuation allowances at the end of each quarter. As of the end of fiscal 2001, the Company recorded EUR 261 million of valuation allowances related to its net deferred tax assets.

Financial Instruments and Other Financing Activities

To manage foreign exchange transactions Royal Ahold may from time to time invest in derivative financial instruments. Under Dutch GAAP, gains and losses from derivative financial instruments that are designated as, and deemed to be, effective hedges are deferred and are recognized in the statement of earnings when the hedged transactions occur. Gains or losses on instruments that are not designated as, and deemed to be, effective hedges are recognized immediately into earnings. Under US GAAP, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as of January 1, 2001. The accounting required under SFAS 133 is more prescriptive than Dutch GAAP on the overall treatment and definition of a derivative, when to record derivatives, classification of derivatives, and when to designate a derivative as a hedge. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income ("OCI"), a component of US GAAP shareholders' equity, and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

In the application of generally accepted accounting principles for these derivative instruments, particularly US GAAP, management makes judgments about interest rates, discount rates, foreign exchange rates, future cash flows, and the effectiveness of hedges. These judgments directly affect the value of derivative instruments placed on the balance sheet, the amount of gains or losses recorded, and the amount of gains and losses included in the calculation of US GAAP comprehensive income. Should actual interest rates, discount rates, foreign exchange rates, future cash flows and ultimate hedge effectiveness differ from Ahold's estimates, revisions will have to be made to the amounts recorded for derivatives in the period realized.

The derivative financial instruments utilized by Royal Ahold, while appropriate for hedging a particular kind of risk, are not considered by management to be specialized or high-risk and are generally available from numerous sources. The risk associated with these transactions is the cost of replacing these agreements, at current market rates, in the event of default by the counter parties. Management regularly evaluates its use of financial instruments, including derivatives, and believes the risk of incurring such losses is remote. Royal Ahold does not enter into contracts or utilize derivative financial instruments for speculative purposes. Contracts are generally for a duration that is consistent with the anticipated related underlying exposures.

Inventories

We value our inventory at the lower of the actual cost to purchase or manufacture the inventory based on the first-in, first-out ("FIFO") method, weighted average or the estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory were determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination. Likewise, if our inventory were determined to be undervalued, we may have over-reported our costs of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and our reported operating results.

Euro Conversion

On January 1, 1999, certain member countries of the EU established a new single currency known as the Euro. In the course of 2001, all subsidiaries in The Netherlands, Spain and Portugal prepared to switch to the Euro, effective on January 1, 2002. The transition in all three countries was seamless. Expenses related to the Euro conversion were charged against the provision established in 1999 in the amount of approximately EUR 14 million for fiscal 2001.

Acquisitions and Consolidations

Acquisitions are a key component of our growth strategy in the United States, in Europe and in the relatively underdeveloped markets of Latin America and Asia Pacific. We have substantially expanded our business through acquisitions and new partnerships in fiscal 2001, 2000 and 1999. Our acquisition program has considerably broadened the geographical scope of our business. Through the acquisitions and new partnerships completed in fiscal 2001, 2000 and 1999, we have established a significant presence in a number of new markets, including Scandinavia, Guatemala, Spain, Brazil, Argentina and Chile, in addition to significantly expanding operations in the United States.

During fiscal 2001, 2000 and 1999, we completed the acquisitions and partnership investments set forth below. The store counts indicated below represent the number of stores operated at the time of acquisition, unless otherwise indicated. Beginning in December 2000, goodwill was capitalized and amortized on a straight-line basis and was no longer charged directly to shareholders' equity. As a result, goodwill has been capitalized with respect to acquisitions since December 2000.

o Bruno's supermarkets: In December 2001, Royal Ahold completed its acquisition of Bruno's Supermarkets for a total cash consideration of $578 million (EUR 644 million), including assumed debt. Bruno's is a prominent food retailer operating in the Southeastern United States. The acquisition resulted in goodwill in the amount of EUR 104.1 million, which was assigned to the retail trade segment. The results of Bruno's operations have been included in the consolidated financial statements beginning December 2001. For further information relating to the financing of this acquisition, please see Item 5 "Operational and Financial Review and Prospects - Liquidity and Capital Resources - Financing Activities".

o Alliant: In November 2001, U.S. Foodservice acquired 100% of the shares of Alliant Exchange, Inc. ("Alliant") for approximately $2.2 billion (EUR 2.5 billion), including assumed debt. Alliant is a food service distributor that services approximately 125,000 healthcare, restaurant, lodging and other institutional accounts across the United States. The results of Alliant's operations have been included in the consolidated financial statements since December of fiscal 2001. The acquisition resulted in goodwill of EUR 1.7 billion, which has been assigned to the food service segment. As a result of this acquisition, the Company is expected to further expand its service area in the Midwest and Western United States. It also expects to reduce costs and create significant synergies by streamlining operations with U.S. Foodservice. For further information relating to the financing of this acquisition, please see Item 5
     "Operational and Financial Review and Prospects - Liquidity and Capital Resources - Financing Activities".

o Cemetro: In July 2001, Superdiplo completed the acquisition of Supermercados Cemetro for 11,061 million Spanish Pesetas, or approximately EUR 66 million. Cemetro operates a chain of 24 stores in the Canary Islands, which are particularly geared towards servicing the tourist sectors. The acquisition resulted in goodwill of EUR 33 million, which was assigned to the retail trade segment.

o Mutual: In May 2001, U.S. Foodservice acquired Mutual Wholesale Company, a broadline food service distributor in Florida, for approximately EUR 134 million, including assumed debt. Mutual services over 4,200 accounts, which include restaurants, schools, universities and health care institutes. The acquisition resulted in goodwill of EUR 83 million, which was assigned to the food service segment.

o Grand Union: In February 2001, two of Royal Ahold's US operating companies, Tops and Stop & Shop, acquired 56 supermarkets and eight sites from C&S Wholesale Distributors, which acquired the locations from Grand Union, for approximately $209 million (EUR 233 million). Stop & Shop completed integration of 36 stores and eight sites into their operations during the first half of fiscal 2001 and Tops integrated the remaining 20 stores. The acquisition resulted in a total of EUR 3 million goodwill, which was assigned to the retail trade segment, along with approximately $77 million (EUR 87 million) intangible lease rights.

o Parkway: In February 2001, U.S. Foodservice acquired Parkway Food Service, a broadline food service distributor in western Florida, for approximately EUR 32 million. Parkway services over 1,000 accounts, mostly restaurants, schools, universities and health care institutes. The acquisition resulted in goodwill of EUR 22 million, which was assigned to the food service segment.

o Superdiplo: Royal Ahold acquired 97.64% of the outstanding shares of the Spanish food retailer, Superdiplo, S.A. by means of a public tender offer, in which 0.74 of a common share of Royal Ahold was offered for every Superdiplo share, subject to certain adjustments. On January 3, 2001, Royal Ahold exchanged 36,849,875 newly issued Royal Ahold common shares for 49,797,129 Superdiplo shares, representing 97.64% of the outstanding share capital in Superdiplo. Additionally, Royal Ahold exercised stock option rights during fiscal 2001, which brought the total share ownership to 98.73% as of the end of fiscal 2001. In December 2001, Royal Ahold commenced a tender offer for the additional shares of Superdiplo. The tender offer closed on January 21, 2002, resulting in Royal Ahold owning 99.97% of the outstanding share capital of Superdiplo. The assets and liabilities of Superdiplo was included in the consolidated financial statements as of the end of fiscal 2000, as Royal Ahold obtained beneficial ownership on December 29, 2000 and the operating results of Superdiplo are included in our consolidated statement of earnings beginning January 2001. Superdiplo operates over 300 stores in Southern Spain, Andalusia, the Canary Islands and the greater Madrid region as well as two stores in Northern Morocco.

o PYA/Monarch: In December 2000, U.S. Foodservice completed its acquisition of PYA/Monarch, a food service distributor in the southeastern United States for a total cash consideration of approximately $1.57 billion. PYA/Monarch was previously a subsidiary of Sara Lee Corporation.

o The A&P Group: In September 2000, Schuitema acquired the A&P Group in The Netherlands with 123 supermarkets and six hypermarkets

o Bompreco: In June 2000, Royal Ahold acquired the remaining voting rights from the other shareholders of Bompreco in Brazil

o Peapod: In June 2000, Royal Ahold acquired convertible preferred stock of the US on-line grocer Peapod, Inc. that were convertible or exercisable into shares of common stock that, after giving effect to such conversion, would have represented approximately 51% of Peapod's outstanding common stock. In October 2000, Royal Ahold purchased 2,331,917 shares of Peapod common stock in an open market transaction.

     In August 2001, Royal Ahold acquired an additional 12,581,632 shares of Peapod common stock pursuant to a tender offer at a price of $2.15 per share. Additionally, Royal Ahold exercised warrants to purchase additional shares of Peapod's common stock, increasing Royal Ahold's ownership to over 90%, and, through a merger, converted the common stock held by minority shareholders into the right to receive cash consideration, resulting in Royal Ahold owning 100% of Peapod's outstanding common stock.

     Royal Ahold paid approximately EUR 37 million for the portion of Peapod not owned by it as of the end of fiscal 2000. The fair value of the net assets acquired in 2001 was approximately negative $12 million (negative EUR 13 million) resulting in goodwill of approximately $47 million (EUR 53 million). Combined with the goodwill of approximately $55 million (EUR 58 million) purchased during fiscal 2000, a total of $102 million (EUR 111 million) of goodwill was assigned to the retail trade segment. Royal Ahold believes that the acquisition of Peapod will further enhance its ability to expand its customer base and compliment existing operations by offering home delivery services. Royal Ahold expects that through synergies with existing operations, process refinement and technological advances, Peapod offers medium to long-term opportunities for growth and profitability.

o Streamline: In September 2000, Peapod acquired various assets of Streamline.com, a US on-line shopping and delivery service based in Westwood, Massachusetts. Peapod paid approximately $12 million for the Washington, D.C./Baltimore area facilities of Streamline, which were used for Giant-Landover's internet-based home delivery services.

o The ICA Group: In April 2000, Royal Ahold acquired a 50% partnership interest in ICA, the largest Scandinavian food retailer, for approximately EUR 1.8 billion in cash. ICA was formed in early 1999 when ICA AB acquired an additional 55% of Norway's Hakon Gruppen AS, which became a wholly owned subsidiary. In August 1999, ICA entered into a non-consolidated 50/50 joint-venture with Statoil. In March 2001, ICA acquired an additional 0.1% of ICA Denmark for approximately EUR 42.8 million, of which EUR 28.7 million was assigned to goodwill.

o U.S. Foodservice: In April 2000, Royal Ahold acquired U.S. Foodservice, the second largest food service distributor in the United States, based on sales, for approximately $3.6 billion, including the assumption of approximately $925 million in debt. In July 2000, GFG Foodservice, a broadline distributor in North Dakota, South Dakota and northern Minnesota, was acquired by U.S. Foodservice.

o Kampio: In January 2000, Royal Ahold acquired the Catalonian supermarket chain Kampio, based in Barcelona.

o Ekono: In January 2000, Royal Ahold acquired Ekono, which had 10 large supermarkets in Buenos Aires.

o La Fragua: In December 1999, Royal Ahold established a 50/50 partnership, Paiz Ahold, which controlled an 80.5% interest in La Fragua, the largest food retailer in Guatemala. Royal Ahold completed this agreement in December 1999 and, as a result, the assets and liabilities of La Fragua are reflected in its Consolidated Balance Sheet at the end of fiscal 1999 but none of the operating results are included in its consolidated statement of earnings for fiscal 1999.

o Supamer and Gonzalez: In May 1999, through Royal Ahold's partnership with Velox Retail Holdings, Disco Ahold International Holdings acquired 75 stores from Supamer and Gonzalez.

o Gastronoom: In July 1999, Royal Ahold acquired Gastronoom, a Dutch institutional food supplier, for EUR 152 million including the assumption of interest-bearing debt. In July 1999, Gastronoom was combined with Royal Ahold's existing food service company in The Netherlands, Grootverbruik Ahold to form Deli XL.

o Dialco, Dumaya, Guerrero and Castillo del Barrio: Throughout 1999, Royal Ahold acquired several companies in Spain for an aggregate amount of EUR 118 million in cash.

During fiscal 2001, 2000 and 1999, Royal Ahold recorded charges to earnings or purchase accounting of EUR 367.4 million, EUR 281.0 million and EUR 64.0 million for the estimated future cost (principally for rent obligations) for facilities, primarily retail stores, that have been closed or announced to be closed, including severance benefits for employees whose employment will be involuntarily terminated. These charges have been recorded as "General and Administrative expenses" in the consolidated statement of earnings, unless recorded as part of an acquisition, and accrued for as closed and divested facilities and severance and other personnel cost within "Other Provisions" in the consolidated balance sheets, unless otherwise specified below.

For purposes of additional disclosure, information regarding the provisions for closed and divested facilities and severance and other personnel costs as accounted for under Dutch GAAP has also been provided in Note 4 to the consolidated financial statements, using the US GAAP disclosure requirements of EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)"("EITF 94-3") and EITF 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination" ("EITF 95-3") as discussed by the United States Securities and Exchange Commission in the SEC Staff Accounting Bulletin No.100 "Restructuring and Impairment Charges"("SAB 100").

The Company recorded charges under US GAAP of EUR 334.1 million, EUR 281.0 million and EUR 83.2 million primarily for remaining rent obligations and employee severance and other personnel costs as a result of restructuring plans during fiscal 2001, 2000 and 1999, respectively. For more information on the amounts recognized under US GAAP, please see Note 27 to the consolidated financial statements. Due to the nature of the real estate market and other contractural obligations, the Company recognizes restructuring charges for plans extending up to three years following the commitment date of the plan.

During the fourth quarter of fiscal 2001, the Company recognized restructuring charges related to the purchase of Alliant. Please see Note 3 to the consolidated financial statements for more information. As a result of a merger and integration plan that the Company began to formulate at the date of acquisition, the Company recorded an additional liability under purchase accounting of approximately EUR 119 million for merger and integration costs. The integration costs primarily include employee costs related to severance in the amount of EUR 34 million for the termination of 1200 employees, of which 150 were terminated as of fiscal year end 2001,and obligations for rental payments to third parties in the amount of approximately EUR 23 million. Other merger transaction costs of approximately EUR 62 million consist of expenses to wind down operations and integrate the facilities, along with other direct transaction costs including professional fees. The restructuring and merger-related charges were determined based on formal plans approved by the Company's management using the best information available to it at the time. The amounts the Company may ultimately incur may change as the Company's initiative to integrate the business related to this merger is executed. These accruals are expected to be fully utilized by fiscal year end 2003, except for payments under long-term lease obligations.

During the second quarter of fiscal 2000, the Company recognized restructuring charges related to the purchase of U.S. Foodservice in April 2000 and the acquisition by U.S. Foodservice of PYA/Monarch in December 2000. Please see Note 3 to the consolidated financial statements for more information. As a result of the purchase and integration of U.S. Foodservice, the Company recognized a liability of approximately EUR 76 million as part of purchase accounting. Of this amount, approximately EUR 21 million consist of personnel costs for payouts of stock options and bonuses. The costs for rental liabilities were estimated to be approximately EUR 26 million and the costs relating to the closing and integration of facilities and other direct costs of the transaction were estimated to be approximately EUR 29 million. In fiscal 2001, U.S. Foodservice recognized an additional EUR 106 million charge for reorganization plans, primarily for the integration of Alliant by U.S. Foodservice. These charges were recorded as exceptional charges in the consolidated statement of earnings. As of December 30, 2001, U.S. Foodservice had un-used accruals consisting of EUR 25 million for personnel payouts, EUR 44 million for rental liabilities to third parties, EUR 86 million for integration and closing of facilities. These accruals are expected to be fully utilized by fiscal year end 2003, except for payments under long-term obligations. For US GAAP purposes, EUR 33 million of these costs did not meet the recognition requirements and therefore, have not been included as an expense in our US GAAP statements.

During fiscal 2001, the Company made certain decisions to reorganize its operations in Spain, after several recent acquisitions, including the closure of several stores and distribution centers. Please see Note 3 to the consolidated financial statements for more information. As a result of this reorganization, the Company recognized a liability of approximately EUR 39 million, of which approximately EUR 29 million was for severance charges for the termination of 1,317 employees, of which 456 were terminated by year end, and EUR 10 million related to the closure of facilities. These charges were taken as part of purchase accounting and recorded on the consolidated balance sheet. The restructuring charges are based on formal plans approved by the Company's management using the best information available at the time. The amounts that are ultimately incurred may change as the plan is executed. These accruals are expected to be fully utilized by fiscal year end 2003 except for payments under long-term obligations.

In fiscal 2000, the Company recognized restructuring charges relating to the purchase of A&P stores, through its 73% owned subsidiary, Schuitema N.V., amounting to approximately EUR 87 million, relating to the integration of facilities and the rental obligations to third parties. As of December 30, 2001, approximately EUR 58 million of this provision remains outstanding, EUR 42 million for facility cost and EUR 16 million for rental obligations. The Company expects this accrual to be fully utilized by fiscal year end 2003, except for payments under long-term obligations.

On an on-going basis, the Company makes certain decisions relating to the relocation and expansion of the Company's operations. As of fiscal year end 2001, the Company decided to close or sell 109 under-performing stores and one office building, of which the largest portion related to closures at Bi-Lo (44 stores), Giant-Landover (15 stores), ICA (4 stores) and Thailand (3 stores). This decision resulted in an additional restructuring charge of EUR 53 million. This restructuring charge consists primarily of costs associated with non-cancelable lease obligations and lease related liabilities These charges are evaluated on a quarterly basis and changes are made to the estimate as deemed appropriate. The amounts are accrued when a formal plan has been approved by management and are generally utilized within a three-year time frame. Any charges relating to these provisions are recognized in the consolidated statement of earnings under general and administrative expenses. As of fiscal year end 2001, 2000 and 1999, respectively, approximately EUR 121 million, EUR 100 million and EUR 140 million were accrued respectively for individual store closure costs.

Segment information

Selected segment information is as follows:

(in millions of Euros)                                Fiscal Year
                                             2001          2000          1999
                                             ----          ----          ----

Net Sales
Retail trade                                51,644        43,724        32,230
Food service                                14,888         7,754           553
Real estate and other                           61            64            41
                                            ------        ------        ------
                                            66,593        51,542        32,824
                                            ======        ======        ======
Operating Results
Retail trade                                 2,280         1,849         1,353
Food service                                   358           294            15
Real estate and other                          123           177            91
Corporate costs                                (56)          (46)          (44)
                                            ------        ------        ------
                                             2,705         2,274         1,415
                                            ======        ======        ======

                                      December 30,  December 31,    January 2,
                                              2001          2000          2000
                                              ----          ----          ----

Long-lived Assets
Retail trade                                12,180        10,969         7,869
Food service                                 1,141           573            50
Real estate and other                          751           691           556
                                            ------        ------        ------
                                            14,072        12,233         8,475
                                            ======        ======         =====
----------

More segment information can be found in Note 23 to the consolidated financial statements included in Item 18 of this annual report. Please see the discussion therein for an explanation of the information presented in this section of this annual report.

Operating Results

Selected earnings data are as follows:
(in millions, except per common share data)

                                                                                  Fiscal Year
                                                                                  -----------
                                                                 2001                  2000                1999
                                                                -----                 -----                ----
                                                                        % of                 % of                % of
                                                               EUR      sales      EUR       sales     EUR       sales
                                                            --------    ------   -------     -----   ------      -----

Net sales                                                   66,593      100.0    51,542      100.0   32,824      100.0
Gross profit                                                14,716       22.1    11,887       23.1    8,354       25.5
Operating expenses                                         (12,011)     (18.0)   (9,613)     (18.7)  (6,939)     (21.1)
Operating results                                            2,705        4.1     2,274        4.4    1,415        4.4
Net financial expense                                       (1,033)      (1.5)     (669)      (1.3)    (366)      (1.1)
Income taxes                                                  (457)      (0.7)     (401)      (0.7)    (283)      (0.9)
Income from unconsolidated subsidiaries and affiliates          15          --       14          --       7          --
Minority interests                                            (116)      (0.2)     (102)      (0.2)     (21)      (0.1)
Net earnings                                                 1,114        1.7     1,116        2.2      752        2.3
Net earnings per common share                                 1.25        N/A      1.49        N/A     1.13        N/A


Net Sales

Net sales in fiscal 2001 increased by EUR 15,051 million, or 29.2%, over fiscal 2000. At constant exchange rates, consolidated net sales growth was 29% in fiscal 2001 compared to fiscal 2000. Net sales in fiscal 2001 were heavily impacted by the full year consolidation of U.S. Foodservice, PYA/Monarch and ICA, which were acquired in fiscal 2000. Our acquisitions in fiscal 2001 also contributed to sales growth, but to a lesser extent. Organic sales growth, which excludes the net sales from acquisitions consolidated for less than four quarters, increased by 6.1%, which was slightly lower than anticipated due to the economic slowdown of most countries, particularly after the terrorist attacks in the United States on September 11th. In Latin America, economic turmoil also heavily impacted our sales, along with the major currency devaluations in this region.

Net sales in fiscal 2000 increased by EUR 18,718 million, or 57%, over fiscal 1999. At constant exchange rates, consolidated net sales growth was 42% in fiscal 2000 compared to fiscal 1999. The major reasons for the increase in net sales were, in addition to organic growth, the acquisition of U.S. Foodservice, consolidated starting April 2000, and the acquisition of the 50% partnership interest in ICA, consolidated starting May 2000. The other fiscal 2000 acquisitions mentioned elsewhere in this annual report also contributed to net sales growth. Organic net sales growth for fiscal 2000 was 6.6%.

Net sales, including franchise and associate stores, for fiscal 2001, 2000 and 1999 are as follows:

(EUR in millions, except percentages)                             Fiscal Year
                                                                  -----------
                                                    2001                    2000                 1999
                                                    ----                    ----                 ----
                                             Amount       Change     Amount    Change     Amount     Change
                                             ------       ------     ------    ------     ------     ------
                                                              %                    %                     %
Retail trade
  United States
     Stop & Shop                               9,809        17        8371       50        5,588       13
     Giant-Carlisle                            2,762        16        2377      (25)       3,181        5
     BI-LO                                     4,041         8       3,726       32        2,823        9
     Bruno's                                     119       100          --       --           --       --
     Tops                                      3,370        10       3,052       19        2,554       --
     Giant-Landover                            5,715        10       5,196       22        4,244      496
     Peapod                                      109       110          52       --           --       --
                                              ------                ------                ------
        Total United States                   25,925        14      22,774       24       18,390       32
  Europe
     Albert Heijn                              5,515         4       5,311        4        5,127        1
     Schuitema                                 2,845        33       2,136       17        1,831        6
     The Netherlands other                       618        10         562        5          541        5
     Sweden                                    4,183        39       2,999       --           --       --
     Norway                                    2,063        45       1,425       --           --       --
     Denmark                                     171       100
     Baltics                                     124       118          57       --           --       --
     Portugal                                  1,562         6       1,467        9        1,341       12
     Czech Republic                              792        32         598       32          455       39
     Poland                                      553        41         393       78          221       37
     Spain                                     1,993       285         518       48          351      644
                                              ------                ------                ------
        Total Europe                          20,419        32      15,466       57        9,867        9
  Latin America
     Bompreco                                  1,274       (16)      1,515       30        1,167      (27)
     Disco                                     2,143        (1)      2,174       32        1,652      368
     Santa Isabel                                771         1         764       13          678      293
     La Fragua                                   712        13         629       --           --       --
                                              ------                ------                ------
        Total Latin America                    4,900        (3)      5,082       45        3,497       65
  Total Asia Pacific                             400        --         402      (16)         476       16
Food service
  United States                               13,556       104       6,649       --           --       --
  Europe                                       1,332        21       1,105      100          553       52
Real estate and other                             61        (5)         64       55           41        4
                                              ------                ------                ------
Net sales                                     66,593        29      51,542       57       32,824       27
                                              ======                ======                ======

Retail Trade

United States - Net sales in the United States increased by 14% in fiscal 2001 compared to fiscal 2000. Strong organic sales growth of 6.2%, as well as the consolidation of the former Grand Union stores caused this increase. Organic sales are sales from existing business, including sales from new store openings or remodelings. Despite the weakening economic conditions, net sales in all US operating companies were strong, particularly in Stop & Shop and Giant-Carlisle. Starting fiscal 2001, a new definition was adopted for net sales, mainly impacting US operations. Under this new definition, certain promotional costs were reclassified from cost of goods sold and accounted for as a reduction of sales. Net sales for prior years were restated to reflect this change.

Net sales in the United States increased by 24% in fiscal 2000 compared to fiscal 1999. This increase was mainly caused by strong organic sales growth. During fiscal 2000, the "Edwards" chain, which previously formed a part of Giant-Carlisle, was converted to the Stop & Shop brand, except for the four stores that were transferred to Giant-Landover. Edwards's sales are reflected in Stop & Shop results for the full year of fiscal 2000.

Europe - Net sales in Europe increased by 32% in fiscal 2001 compared to fiscal 2000. Net sales were higher in all countries. In the Czech Republic and Poland, the net sales increase was mainly attributable to the opening of new supermarkets and hypermarkets. In Spain, the net sales increase was largely due to the full year consolidation of Superdiplo, which was acquired in 2000. In The Netherlands, Albert Heijn, Schuitema and the specialty stores all achieved strong organic net sales growth. Additionally, Schuitema net sales reflect the full year impact of the acquisition of the A&P stores that were acquired in September 2000. In Scandinavia, net sales increases were largely due to the full year consolidation of our interest in ICA, which occurred in May 2000.

Net sales in fiscal 2000 were EUR 15,466 million compared to EUR 9,867 in fiscal 1999, representing an increase of 57%. This increase reflected the full year consolidation of the Spanish supermarket chains acquired in fiscal 1999 and the acquisition of our partnership interest in ICA in May 2000, as well as increased net sales in Portugal, the Czech Republic and Poland.

Latin America - Net sales in Latin America decreased by 3% in fiscal 2001 compared to fiscal 2000. This decrease largely reflects the devaluation of the Brazilian Real. Additionally, the economic recession in Argentina caused Disco sales in local currency to dip slightly below fiscal 2000 results. Since the Argentinean economy deteriorated very rapidly at year-end and is continuing to reflect instability, it is unclear what the future economic impact on our Argentinean operations will be. Net sales in Chile and Guatemala remained positive, despite difficult economic circumstances. Net sales in Latin America in fiscal 2000 increased by 45% compared to fiscal 1999. This increase partly reflects the full year consolidation of La Fragua in Guatemala. All operating companies contributed substantially to the sales growth.

Asia Pacific - Net sales in Asia Pacific generally remained steady in fiscal 2001, as the Company focused on improving its existing base. Net sales in Asia Pacific decreased by 16% in fiscal 2000 compared to fiscal 1999. This decrease reflected the sale of store chains in Shanghai and Singapore in the fourth quarter of fiscal 1999.

Food Service

Net sales from food service increased by EUR 7,134 million in fiscal 2001 compared to fiscal 2000 and EUR 7,201 million in fiscal 2000 compared to fiscal 1999. The increase in fiscal 2001 reflects the full year consolidation of U.S. Foodservice and PYA/Monarch and, to a lesser extent, the acquisition in 2001 of Mutual. The increase in fiscal 2000 was due to the acquisition of U.S.
Foodservice. The consolidation of ICA Menyforetagen also contributed to the increase. Net sales in fiscal 1999 only include Deli XL.

Real estate and other

Our other activities consist primarily of revenues from real estate operations. Net sales in this category consist of rent revenue generated from third parties, including franchisees, sales to third parties from our production company and fees received for services rendered to our associated stores in Scandinavia. As a percentage of total net sales, these revenues are insignificant.

Gross Profit

Gross profit in fiscal 2001 was EUR 14,716 million compared to EUR 11,887 million in fiscal 2000 and EUR 8,354 million in fiscal 1999. The increase in fiscal 2001 was due to an increase in net sales as a result of the aforementioned acquisitions, which were partly offset by a lower gross margin as a percentage of net sales. Gross margin as a percentage of net sales was 22.1% in fiscal 2001, compared to 23.1% in fiscal 2000 and 25.5% in fiscal 1999. The decrease in fiscal 2001 was mainly due to the continued growth of our food service segments, through acquisitions of PYA/Monarch in December 2000, along with the acquisitions of Mutual and Alliant in 2001, because food service operations typically have lower profit margins. Additionally, the full year consolidation of ICA contributed to our lower gross margin, since its net sales largely consists of lower-margin sales to the associated stores and franchise stores. Gross profit margins, apart from the impact of our foodservice segment and ICA, continued to improve as we benefited from supply chain improvements, joint sourcing and integration of our operations.

The decrease in gross profit margins as a percentage of net sales in fiscal 2000 compared to fiscal 1999 was due to acquisitions of U.S. Foodservice and ICA in April 2000, which typically have lower margins as noted above.

Operating Expenses

Operating expenses, consisting of selling, general and administrative expenses, goodwill amortization and exceptional charges, were EUR 12,011 million in fiscal 2001, compared to EUR 9,613 million in fiscal 2000 and EUR 6,939 million in fiscal 1999. These expenses as a percentage of net sales were 18.0% in fiscal 2001 compared to 18.7% in fiscal 2000 and 21.1% in fiscal 1999.

The decrease in operating expenses as a percentage of net sales in both fiscal 2001 and fiscal 2000 was due to the aforementioned growth in the food service segment and ICA. Both the food service companies and ICA have a different cost structure with lower gross profit margins and lower operating expenses as a percentage of net sales. Additionally, Ahold has benefited from its focus on creating synergies among its operating companies, particularly improving IT operations, consolidating financial and human resource administrative services, leveraging economies of scale and reducing costs through the sharing of knowledge by our managers and associates.

Selling expenses were EUR 9,650 million in fiscal 2001, EUR 7,905 million in fiscal 2000 and EUR 5,806 million in fiscal 1999. Selling expenses as a percentage of net sales were 14.5% in fiscal 2001, compared to 15.3% in fiscal 2000 and 17.7% in fiscal 1999. The decrease in selling expenses as a percentage of net sales in fiscal 2001, as well as fiscal 2000 was mainly due to the aforementioned growth in the food service segment and ICA, as well as the Company's focus on creating synergies and reducing costs as noted above.

General and administrative expenses, including goodwill amortization, were EUR 2,254 million in fiscal 2001, EUR 1,708 million in fiscal 2000 and EUR 1,133 million in fiscal 1999. General and administrative expenses as a percentage of net sales were 3.4% in fiscal 2001, compared to 3.3% in fiscal 2000 and 3.5% in fiscal 1999. The increase in general and administrative expenses in fiscal 2001 was mainly due to the capitalization and amortization of goodwill starting in December 2000, in accordance with Dutch GAAP. Excluding the impact of goodwill (EUR 167 million), general and administrative expenses for fiscal 2001 were EUR 2,087 million, or 3.1% of net sales, which reflects our effort to integrate many of our operations systems, as well as administrative functions. Particularly, much focus has been given to the integration of operations in Spain, ICA and U.S. Foodservice. The decrease, as a percent of net sales, in fiscal 2000 expenses is mainly due to the economies of scale gained from the newly acquired and consolidated companies noted above.

Fiscal 2001 operating expenses included exceptional charges of $95.1 million (EUR 106 million). These charges relate to a restructuring provision that was taken by U.S. Foodservice in order to integrate Alliant, which was acquired in November 2001. The main features of the plan include the closure of distribution facilities of both Alliant and U.S. Foodservice. Under US GAAP, we did not meet the recognition criteria required under EITF 94-3 relating to certain severance and personnel costs and, therefore, did not include EUR 33 million in operating expenses in our US GAAP statements. For more information on the restructuring costs, please see Note 4 of our consolidated financial statements.

Operating Results

Operating results for fiscal 2001, 2000 and 1999 are as follows:

(EUR in millions, except percentages)


                                                            Fiscal Year
                                                            -----------
                                          2001                  2000                 1999
                                          ----                  ----                 ----
                                      Amount     Change     Amount    Change      Amount    Change
                                                      %                   %                      %
United States                         1,713         17      1,466        55         944        48
Europe                                  865         29        670        46         459        14
Latin America                           200         (2)       204       110          97        54
Asia Pacific                            (18)        10        (20)       51         (41)       13
Corporate Staff                         (55)       (20)       (46)       (4)        (44)      (10)
                                      ------                ------                ------
Total                                 2,705         19      2,274        61       1,415        39
                                      ======                ======                ======


Operating results were EUR 2,705 million in fiscal 2001, an increase of 19% over fiscal 2000. Operating results, as a percentage of net sales, were 4.1% in fiscal 2001, compared to 4.4% in fiscal 2000. The increase in operating results was mainly due to the full year consolidation of fiscal 2000 acquisitions and several small acquisitions made during fiscal 2001. Organic growth of existing operations in fiscal 2001 was 20.2%, which also contributed significantly to the operating results growth for fiscal 2001. Operating results as a percentage of net sales decreased mainly as a result of exceptional charges relating to the restructuring of Alliant, along with goodwill amortization required under Dutch GAAP for all new acquisitions since December 2000. Excluding exceptional items (EUR 106 million) and goodwill amortization (EUR 167 million), operating earnings would have been EUR 2,978 million, or 4.5% of net sales. Operating results improved in fiscal 2000 compared to fiscal 1999 mainly as a result of the acquisitions of U.S. Foodservice and our partnership interest in ICA.
Organic growth in fiscal 2000 was 13.6% for existing operations, and all companies, with the exception of those in Portugal and Poland, improved their results.

United States operating results rose 17% from EUR 1,466 million in fiscal 2000 to EUR 1,713 million in fiscal 2001. United States operating results in US dollars rose by 19% from $1,342 million in fiscal 2000 to $1,592 million in fiscal 2001, based on actual dollar amounts, reflecting the full year consolidation of U.S. Foodservice and PYA/Monarch, along with the acquisitions of Mutual, Alliant, Bruno's and the former Grand Union stores in fiscal 2001. All supermarket chains showed improved operating margins, significant synergy benefits and ongoing cost control, reflecting our customers' satisfaction with efforts to improve store quality, expand product offerings and offer low prices. Results in fiscal 2001 include a $27.8 million charge to remodel and integrate the former Grand Union stores into Stop & Shop and Tops during the first half of the year and a $95.1 million restructuring provision for Alliant's integration into U.S. Foodservice. Operating results in fiscal 2000 increased by EUR 522 million over fiscal 1999 or 55%. This was mainly the result of acquiring U.S. Foodservice in April 2000.

Operating results in Europe rose 29% to EUR 865 million in fiscal 2001 compared to fiscal 2000, mainly due to the full year consolidation of ICA and Superdiplo. Operating results were improved in all European trade areas with the exception of Spain. In particular, The Netherlands and ICA showed significant improvement. In Spain, our results reflect the process that we are currently undergoing to integrate all of our recently acquired operations in the region. Poland continued to show an operating loss, but showed slight improvement over fiscal
2000. In fiscal 2000, operating results increased by 46% over fiscal 1999 primarily as a result of the acquisition of ICA in April 2000.

Operating results in Latin America decreased by 2% to EUR 200 million in fiscal 2001 compared to fiscal 2000. This decrease was mainly due to the economic turmoil in Argentina, fueled by the devaluation of the Argentine Peso, along with the energy crisis in Brazil. In Guatemala, operating results increased over fiscal 2000, reflecting the full year consolidation of La Fragua. Santa Isabel continued to show a small loss, although slightly improved over fiscal 2000. In fiscal 2000, operating results rose by 110% over fiscal 1999, reflecting the acquisition of La Fragua, along with strong growth in Disco and Bompreco.

Operating losses for Asia Pacific amounted to EUR 18 million in fiscal 2001, compared to EUR 20 million in fiscal 2000. In Thailand, operating results were break even in fiscal 2001. Malaysia and Indonesia continued to sustain operating losses, although significant improvements were seen in Malaysia as a result of efficiencies gained in distribution. Operating results in fiscal 2000 improved by 51% over fiscal 1999 due to the divestment of unprofitable operations in Shanghai and Singapore during the last quarter of fiscal 1999.

Exchange rate fluctuations, particularly of the dollar against the Euro, in fiscal 2001 and fiscal 2000 had a net positive effect on operating results of EUR 17 million in fiscal 2001 and EUR 100 million in fiscal 2000. At constant rates of exchange, operating results would have increased 30% in fiscal 2001 compared to fiscal 2000 and 50% in fiscal 2000 compared to fiscal 1999.

Net Financial Expense

Net financial expense increased in fiscal 2001 to EUR 1,033 million compared to EUR 669 million in fiscal 2000 and EUR 366 million in fiscal 1999. The increase in fiscal 2001 is largely due to the consolidation of interest expenses of PYA/Monarch and Superdiplo, as well as financing of new acquisitions. Additionally, an exceptional charge of EUR 214 million for the translation of third-party dollar-denominated debt as a result of the devaluation of the Argentine Peso was charged to financial expenses in fiscal 2001. The increase of financial expense in fiscal 2000 was due to the consolidation of interest expenses related to the 50% partnership interest in ICA and the acquisition of U.S. Foodservice, as well as the higher US dollar-Euro exchange rate and the issuance of dollar denominated notes during fiscal 2000.

The interest coverage ratio, defined as operating results divided by net interest expense, was 3.2 in both fiscal 2001 and fiscal 2000 and 3.9 in fiscal 1999.


Income Taxes

Our effective income tax rate was 27.4% in fiscal 2001, 25.0% in fiscal 2000 and 27.0% in fiscal 1999. The increase in the tax rate for fiscal 2001 was mainly due to non-tax-deductible goodwill amortization and an increase in the valuation allowances. The decrease in the tax rate for fiscal 2000 was due to changes in the composition of the earnings before taxes among the various countries in which we operate, where countries have different tax rates.

Income from Unconsolidated Companies

Income from unconsolidated companies was EUR 15 million in fiscal 2001, EUR 15 million in fiscal 2000 and EUR 7 million in fiscal 1999. Of the amount in fiscal 2001, a total of EUR 17.8 million consisted of earnings from Statoil Retail. Statoil Retail is the non-consolidated joint venture of ICA. Of the amount in fiscal 1999, a total of EUR 4 million consisted of earnings from our investment in Singapore, which was deconsolidated when we decided to divest this investment.

Net Earnings

Net earnings in fiscal 2001 were EUR 1,114 million, representing a decrease of 0.2% compared to fiscal 2000. Net earnings per common share decreased by 16% in fiscal 2001 to EUR 1.25 compared to fiscal 2000. Net earnings for fiscal 2001 included restructuring charges as noted above, along with the charge taken for the devaluation of the Argentine Peso. Excluding, restructuring charges (EUR 106 million), goodwill amortization (EUR 167 million) and the Peso devaluation (EUR 214 million) along with the related tax effect, net earnings would have been EUR
1.5 billion or 36% higher for fiscal 2001. At constant exchange rates, net earnings decreased 1% in fiscal 2001 compared to fiscal 2000, due to the exceptional items noted above. Net earnings increased by 36% in fiscal 2000 compared to fiscal 1999 at constant exchange rates.

Net earnings available to common shareholders as determined in accordance with US GAAP would have been EUR 120 million in fiscal 2001, compared to EUR 794 million in fiscal 2000 and EUR 573 million in fiscal 1999. The principal differences between Dutch GAAP and US GAAP affecting net earnings include the accounting treatment of pensions, provisions, goodwill, sale-leaseback of property and derivatives. For further information, see Note 27 to the consolidated financial statements, included elsewhere in this annual report.

Liquidity and Capital Resources

Cash Flow and Liquidity

Cash flow generated from operations provides us with a significant source of liquidity. Our operating activities generated net cash of EUR 2,376 million in fiscal 2001, EUR 2,600 million in fiscal 2000 and EUR 1,697 million in fiscal 1999. Cash flow from operations is reinvested each year in new stores, store remodeling and store expansions, as well as in store efficiency-improving measures and retailing innovations. Additionally, Ahold uses cash from operating activities to fund acquisitions and to pay principal and interest on our outstanding indebtedness when due.

Another significant source of our cash was provided by our financing activities, as discussed in "Financing Activities" below. Net cash provided by our financing activities in fiscal 2001 was EUR 2,899 million. Our borrowings totaled approximately EUR 11.5 billion at December 30, 2001.

Cash and cash equivalents as of the end of fiscal 2001, 2000 and 1999 totaled EUR 1,972 million, EUR 1,336 million and EUR 888 million, respectively. The ratio of current assets to current liabilities was 99.8%, 86.7% and 87.7% at the end of fiscal 2001, 2000 and 1999, respectively. As of the end of fiscal 2001, we held approximately 29 days of inventory, equal to the days of inventory held at the end of both fiscal 2000 and fiscal 1999.

Our primary line of credit,  entered into in December 1996, is a $1 billion (EUR
1.1 billion), seven-year multi-currency revolving credit facility, under which, as of December 30, 2001, we have no outstanding borrowings. In March 1998, we entered into an additional $500 million (EUR 566 million), four-year standby multi-currency revolving credit facility. The terms and conditions of this facility are substantially similar to the $1 billion multi-currency revolving credit facility. As of December 30, 2001, there were no borrowings under this $500 million, four-year credit facility. This facility expires in 2002; it is the intent of the Company to replace this facility with bilateral agreements and market instruments. These facilities are intended to provide us with sufficient financial capacity, and we believe that these facilities represent a sufficient source of working capital sufficient to meet our future short-term and long-term financing of our ongoing operations. For cash management purposes, local companies have committed credit lines, the most important of which are the credit lines in the United States totaling $200 million (EUR 226 million). Any credit lines scheduled to expire in 2002 are expected to be extended.

Outside of the obligations recorded on our balance sheet, we also have certain commitments and contingencies that may have future cash requirements. These commitments primarily consist of operating lease commitments and a maximum contingent liability of $492 million (EUR 557 million) under our guarantee of the indebtedness of Velox Retail Holdings, our partner in DAIH. For more information on commitments and contingent liabilities, please see Note 20 of our consolidated financial statements.

Investing Activities and Capital Expenditures

Amounts that we incurred for capital expenditures and acquisitions of businesses were as follows:


                                                                      Fiscal Year
                                                                 2001      2000     1999
                                                                     (EUR millions)
Purchases of tangible and intangible fixed assets               3,019     2,650    1,764
Acquisitions of businesses                                      2,943     7,719      718
Fixed assets disposals and other                               (1,220)     (428)    (215)
                                                               -------    ------   ------
Net cash used in investing activities                           4,742     9,941    2,267
                                                                ======    ======   ======
Non-cash:
Capitalized lease commitments incurred                            190       237      181


In fiscal 2001, capital expenditures were EUR 3,019 million compared to EUR 2,650 million in fiscal 2000. Of the amount expended in fiscal years 2001 and 2000, approximately 26% and 75%, respectively, was incurred for new stores and store improvements, while the remainder was incurred for distribution centers, computer hardware and other assets.

We expect our investments in tangible fixed assets to total approximately EUR 3,408 million in fiscal 2002, of which approximately EUR 428 million was committed as of the end of fiscal 2001. The following shows the breakdown of expected fiscal 2002 tangible fixed assets expenditures by geographic location:

o    EUR 1,905 million in the United States;

o    EUR 1,218 million in Europe;

o    EUR 239 million in Latin America; and

o    EUR 46 million in Asia Pacific.

We expect that new capitalized lease commitments in the United States in fiscal 2002 will total approximately EUR 191 million.

The costs of acquisitions in fiscal 2001, totaling EUR 2.9 billion, excluding assumed debt, consisted primarily of Alliant, along with several other smaller acquisitions. For more information on our acquisitions, please see "Acquisitions and Consolidations" above.

We invested EUR 7.7 billion for acquisitions in fiscal 2000, consisting primarily of U.S. Foodservice, our 50% partnership interest in ICA, PYA/Monarch and Superdiplo. In 1999, we invested EUR 700 million in acquisitions of businesses and partnership interests, including the partnership in Guatemala, Gastronoom in The Netherlands, the acquisition through Disco of Supamer and Gonzalez in Argentina and the acquisition of several chains in Spain.

For a discussion of the financing of the fiscal 2001 acquisitions, please see "Financing Activities" below.

Financing Activities

Net cash provided by financing activities was EUR 2,899 million in fiscal 2001, EUR 7,415 million in fiscal 2000 and EUR 855 million in fiscal 1999.

Leasing Transactions

In December 2001, the Company, through its various US operating subsidiaries, entered into transactions involving the sale and leaseback of ten separate properties in the United States. For each property sold and leased back, an unaffiliated third-party established a special-purpose entity to act as buyer-lessor. The total sale price of these ten properties was approximately $130 million (EUR 147 million), generating a potential gain after closing costs of approximately $42 million (EUR 48 million). The Company received cash proceeds equal to 100% of the sale price upon consummation of each of these transactions. The sale of two of these properties, with a total sales price of $25 million (EUR 28 million), was accounted for as a financing arrangement under US GAAP since they do not meet the requirements for sale-leaseback accounting. Therefore, the gain of approximately $42 million (EUR 48 million) relating to all ten properties was recognized under Dutch GAAP as a component of other income in the statement of earnings and, under US GAAP, the gain of $35 million (EUR 40 million), relating to eight of the properties, was deferred and is being amortized over the respective lease terms. For more information, please see Note 27 of the consolidated financial statements.

The leaseback of each of these ten properties met the requirements for classification as operating leases under Dutch GAAP and eight of these ten properties met the requirements for classification as operating leases under both Dutch GAAP and US GAAP. The initial noncancelable terms of these operating leases range from 20 to 25 years and include renewal options for a specified period of time. For fiscal 2001, under Dutch GAAP, the cash outflows and rent expense relating to the ten minimum lease payments under these operating leases totaled approximately $300 thousand (EUR 339 thousand). For fiscal 2001, under US GAAP, cash outflows and rent expense relating to the eight operating leases totaled approximately $250 thousand (EUR 283 thousand), respectively. For more information, please see Note 27 of the consolidated financial statements. As of the end of fiscal 2001, under Dutch GAAP, the aggregate amount of minimum lease payments under the ten operating leases totaled $264 million (EUR 299 million) and under US GAAP, lease payments made for the eight operating leases totaled $204 million (EUR 231 million).

In February 2001, the Company, through its various US operating subsidiaries, entered into leveraged lease transactions involving the sale of interests in 46 separate properties in the United States. The properties were sold to special-purpose entities established by unaffiliated third parties to act as buyer-lessors. In conjunction with the sale of these properties, Ahold USA established Ahold Lease USA Inc., Royal Ahold's indirect wholly-owned subsidiary, to lease these properties from the special-purpose entities and sublease these properties to the respective US operating subsidiaries. The total sales price of these 46 properties was approximately $638 million (EUR 722 million), which, after taking losses of $23 million (EUR 26 million), generated a gain of $72 million (EUR 81 million). The Company received cash proceeds equal to 100% of the sales price upon consummation of each of these transactions. Under Dutch GAAP, the net gain relating to these properties was deferred and is being amortized over the respective lease terms. Under US GAAP, the net gains are similarly being deferred while the losses were recognized immediately as a component of "Other Income". For more information, please see Note 27 of the consolidated financial statements.

In connection with each property sold in February 2001, the relevant purchaser issued notes to two pass through trusts which in turn issued pass through certificates in an offering exempt from registration under the US Securities Act of 1933 pursuant to Rule 144A thereunder. The pass through certificates were issued in two series: $313.7 million fully accreted principal amount of 7.82% pass through certificates with a final distribution date of January 2, 2020 and $250.7 million fully accreted principal amount of 8.62% pass through certificates with a final distribution date of January 2, 2025. The amounts payable under each lease will be sufficient to pay when due all scheduled payments of principal of, and interest on, the secured notes relating to such lease, and the proceeds of all such notes will be distributed to the holders of the pass through certificates. The secured notes are secured by the property interests subject to the leases, as well as the lessors' interests in the leases with respect to the properties. The Company has guaranteed the payment and performance obligations of Ahold Lease USA, Inc. under each of the leases, and such guarantees have also been pledged for the benefit of the noteholders and the pass through trustee. However, neither the secured notes nor the pass through certificates, are direct obligations of, or guaranteed by, Royal Ahold or Ahold Lease.

The leases for of each of these 46 properties meet the requirements for classification as operating leases under both Dutch GAAP and US GAAP. The initial noncancelable terms of these operating leases ranges from 20 to 25 years and include renewal options for a specified period of time. For fiscal 2001, cash outflows and expenses relating to these operating leases were $7.0 million (EUR 7.9 million) and $50 million (EUR 57 million), respectively. As of December 30, 2001, the aggregate amount of minimum lease payments under these operating leases was $1.4 billion (EUR 1.6 billion).

The sole purpose of the special-purpose entities is to facilitate the purchase of the various properties and act as lessor to various third-party lessees. The acquired properties consist of retail food stores, office facilities and distribution facilities. The Company does not have an equity ownership in any of the special-purpose entities and does not provide funding for any obligation beyond Ahold Lease USA's lease commitments. The only assets of the special-purpose entities are the acquired properties, which serve as collateral for the entities financing obligations of such entities. At the end of each of the lease terms, the Company is required to either vacate the property or exercise the renewal option.

During fiscal 2001, the Company, through its various operating subsidiaries in The Netherlands, Norway, Czech Republic and Poland, entered into lease transactions involving the sale and leaseback of real estate properties. The unaffiliated third parties did not establish a special-purpose entity to ask as buyer-lessor. The total sales price of these properties was approximately EUR 154 million, generating a gain of EUR 73 million. The Company received cash proceeds equal to 100% of the sales price upon consummation of each of these transactions. Under Dutch GAAP, the gain relating to these properties was recognized in earnings, and under US GAAP, the gain was deferred and is being amortized over the respective lease terms. The leaseback of each of these properties meets the requirements for classification as an operating lease under both Dutch GAAP and US GAAP.

Receivable Securitization

The Company's wholly owned subsidiaries, U.S. Foodservice and Alliant, participate in separate Receivable Sale and Related Agreements (the "Agreements"). Under the Agreements, these subsidiaries sell, on a revolving basis, their eligible trade receivables to two companies, which are wholly-owned, special purpose, bankruptcy-remote subsidiaries of the Company (the "Receivable Companies"). Simultaneously, the Receivable Companies transfer, assign and convey all of their present and future right, title and interest in the receivables to two non-consolidated qualifying special purpose entities (the "Master Trusts"). In return for the receivables transferred, the Receivable Companies receive cash and certificates representing a residual interest, subordinate to the interest of third party investors, in the Master Trusts assets.

The above described transfer of all trade receivables and the subsequent conveyance of the Company's interest in those receivables to the Master Trusts qualifies as a sale in accordance with FASB Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", a US GAAP standard. Accounts receivable sold under these arrangements are excluded from the accounts receivable in the consolidated balance sheet. As of December 30, 2001 and December 31, 2000, the Company had sold EUR 985 million and EUR 438 million, respectively, under the Agreements. The interest rate on the certificates issued under the Agreements during fiscal 2001 ranged between 1.99% and 6.40% annually. The Company's retained interest in the receivables sold to the Master Trusts as of December 30, 2001 and December 31, 2000, were approximately $198 million (EUR 224 million) and $131 million (EUR 148 million), respectively. This retained interest, which is included in the accounts receivable balance reflected in the consolidated balance sheets, is recorded at fair value. The carrying amount reported in the balance sheets for the retained interest approximates fair value because of the immediate or short-term maturity of these financial instruments. Further, the sensitivity to changes in discount rates or other assumptions is not significant because of the limited collection time, approximately 30 days, of the underlying receivables. This is reviewed on an ongoing basis for outstanding and newly securitized receivables. Proceeds from the collection under the Agreements were $10.7 billion (EUR 12.1 billion) and $5.2 billion (EUR 5.9 billion) in fiscal 2001 and fiscal 2000, respectively. Losses, primarily representing interest, totaled EUR 20 million and EUR 22.9 million in fiscal 2001 and fiscal 2000, respectively. These are included in the Consolidated Statements of Income under the caption "Financing Costs". The Company retains responsibility for the servicing of these receivables in return for a servicing fee pursuant to the Agreements. No servicing asset or liability has been recorded because the fees the Company receives for servicing the receivables approximate the related cost.

The sole purpose of the Master Trusts is to facilitate the purchase of various receivables of U.S. Foodservice and Alliant to various third-party investors. The Company does not have an equity ownership in the third-party special-purpose entities that operate as Master Trusts and does not provide funding for any of their obligations. The only assets of the Master Trusts are the receivables purchased that are still outstanding at year-end. The obligations of the third party special-purpose entities equal the invested amount of third party certificate holders, including the accrued return for the year, and the fair value of the residual interests sold, including those sold to the Company.

Generally accepted accounting principles specify the conditions that the Company observes in not consolidating special-purpose entities. Accounting for special-purpose entities under US GAAP is currently under review by the Financial Accounting Standards Board. Management is unable to determine at this time the impact that this review will have on the Company's financial position or results of operations

Equity offering

In September 2001, we completed an accelerated offering of common shares and ADSs. We issued 80,500,000 common shares in the form of common shares and ADSs, at an offering price of EUR 31.90 per share and $28.38 per ADS, raising net proceeds of approximately EUR 2.5 billion, which were used to partially finance the acquisition of Alliant and Bruno's in November and December, respectively.

Debt financing

In December 2001, Ahold Finance USA issued EUR 600 million of notes, which will mature in 2011, and GBP 500 million (EUR 806 million) of notes, which will mature in 2016. The notes bear interest at 5.875% and 6.5% per annum, respectively. The notes, which were issued pursuant to the Company's Euro Medium Term Note ("EMTN") program, are guaranteed by Royal Ahold. Ahold Finance has entered into related swap transactions under which it is obligated to pay $534 million at an interest rate of 6.835% for the Euro debt and $711 million at an interest rate of 7.493% for the Sterling debt, in exchange for Euro payments by the counterparties sufficient to pay the notes when due. Proceeds were used to reduce short-term debt, including that of Alliant.

Also in December 2001, Royal Ahold issued a EUR 55 million note, bearing interest at 5.625% per annum, in a private placement pursuant to the EMTN program. The note matures in December 2008 and the proceeds of the issue were used for general corporate purposes.

On December 17, 2001, we tendered for the remaining outstanding Bompreco shares of which 9,546,650 shares were purchased at a price of BRL14.27 per share. As of the end of fiscal 2001, there were 14,705 shares outstanding.

In May/June 2001, Ahold Finance USA, an indirect, wholly-owned subsidiary of Ahold, issued EUR 1.5 billion of notes in two tranches as part of the EMTN program, which mature in 2008 and bear interest at 5.875% per annum. The notes are guaranteed by Ahold and the net proceeds were primarily used to refinance short and medium term debt incurred in connection with the acquisition of PYA/Monarch, Parkway and the former Grand Union stores.

In May 2001, Royal Ahold issued JPY 33 billion (EUR 300 million) of notes in a private placement pursuant to the EMTN program. The note has a maturity of 30 years. The note was swapped to Euro liability of EUR 299 million at a fixed interest rate of 7.065% per annum. The proceeds were used for refinancing purposes in The Netherlands.

In May 2001, Royal Ahold obtained a $150 million (EUR 170 million) bilateral loan that carries a rate of Libor + 10 basis points and matures May 2003. To receive this loan, Ahold pledged the legal ownership of $150 million of Disco bonds held by Ahold Belgie, a subsidiary of Ahold.

Other Financing Activities

Cash provided by financing activities in fiscal 2000 consisted primarily of proceeds from the issuance of short- term and long- term debt. In July 2000, Ahold Finance USA, Inc. issued in a public offering $700 million (EUR 792 million) of 8 1/4% notes due 2010, which are fully and unconditionally guaranteed by us, and the net proceeds were used to refinance the debt of U.S. Foodservice and to pay down short- term facilities. In September 2000, we issued CZK 3,000 million (EUR 95 million) floating rate notes due 2005 in the Czech Republic. The proceeds were used to repay short- term facilities in the Czech Republic. In October 2000, we issued 115,317,164 cumulative preferred financing shares with a par value of EUR 0.25 per share at an issue price of EUR 3.50, resulting in aggregate proceeds of approximately EUR 404 million. We used the proceeds of the issuance for general corporate purposes in The Netherlands. In December 2000, we financed the acquisition of PYA/Monarch through borrowings under short-term facilities and short-term EMTN issues under our EMTN program, which were subsequently refinanced in fiscal 2001. Additionally, proceeds from the exercise of stock options totaled EUR 67 million and EUR 56 million in fiscal 2001 and fiscal 2000, respectively. Dividend payments, including dividends on cumulative preferred financing shares, totaled EUR 125 million in fiscal 2001 and EUR 55 million in fiscal 2000. Capital contribution from minority interest shareholders was negative EUR 58 million in fiscal 2001 and positive EUR 29 million in fiscal 2000.

Financing activities in fiscal 1999 consisted primarily of net additional long-term and short-term debt borrowings totaling EUR 555 million. These net borrowings include the proceeds from the $1.0 billion (EUR 1.1 billion) aggregate principal proceeds of senior notes that Ahold Finance USA Inc issued in April 1999 to repay the outstanding borrowings under the credit facilities. The senior notes are guaranteed by Royal Ahold and consist of two tranches, $500 million (EUR 566 million) principal amount of 6.25% notes due in May 2009 and $500 million (EUR 566 million) principal amount of 6.875% notes due in May 2029. Additionally, capital contributions from minority interest shareholders provided additional financing totaling approximately EUR 326 million, and proceeds from the exercise of stock options provided EUR 21 million. Dividend payments, including dividends on cumulative preferred financing shares, totaled EUR 46 million.

We have hedged certain risks related to fluctuations of interest rates on our outstanding dollar debt through the purchase of derivative financial instruments. We have also used derivatives to convert exposures from loans to local currencies. Our policy is to hedge only interest-rate or foreign-exchange-transaction exposure that are clearly identifiable and, in principle, not to hedge foreign exchange translation exposure.

During fiscal 2001, we entered into cross-currency swaps and numerous individually immaterial foreign exchange forward contracts, which are used to hedge future payments in foreign currencies made to suppliers by their respective operating companies. We had 46 financial derivative contracts outstanding as of the end of fiscal 2001. The notional amount of these forward contracts as of December 30, 2001 was EUR 5.0 billion (2000: EUR 1.7 billion) with a negative mark to market value of EUR 365 million (2000: EUR (78 million)). Of these 46 contracts, 26 have a maturity shorter then one year, 15 have a maturity of one to five years and five have a maturity ranging from five to thirty years. Also, of these contracts, 20 hedge USD/BRL exposure, 11 hedge USD/EUR exposure, four hedge SEK/NOK exposure, and in total 11 derivative contracts are used to hedge other currency interest rates.

Interest-bearing debt, including capitalized lease commitments, was EUR 11,964 million and EUR 10,940 million at the end of fiscal 2000 compared to EUR 4,874 million at the end of fiscal 1999. The ratio of average net interest bearing debt over earnings before interest, taxes, depreciation and amortization (EBITDA) was 2.52, 2.42 and 2.00 for fiscal 2001, 2000 and 1999 respectively.

Shareholders' equity was EUR 5,892 million, EUR 2,503 million and EUR 2,352 million at year end 2001, 2000 and 1999, respectively. Group equity, defined as shareholders' equity and minority interest in shareholders' equity, represented 20% of total assets in fiscal 2001 compared to 12% in fiscal 2000 and 19% in fiscal 1999.

Shareholders' equity determined in accordance with US GAAP would have been EUR 16,210 million at fiscal year end 2001 compared to EUR 13,571 million at the end of fiscal 2000 and EUR 8,106 million at the end of fiscal 1999. The principal differences between Dutch GAAP and US GAAP affecting shareholders' equity are the accounting treatment of goodwill, pensions, sale-leaseback of property, derivatives and provisions. See Note 27 of Item 18 included in this annual report.



Recent Developments

At December 30, 2001, Ahold used a rate of 1ARS= 0.6658 EUR to translate its Argentine results. Ahold also used an equivalent rate to translate non-Argentine peso transactions of its Argentine operations outstanding at December 30, 2001. This resulted in a charge of EUR 214 million to earnings and EUR 148 million to shareholders' equity during fiscal 2001. On February 2, 2002, the Argentine government issued a "Pesofication" decree pursuant to which Royal Ahold may be able to convert certain third party US dollar debt held by its Argentine operations and governed by Argentine law to Pesos at a rate of 1:1. As of March 22, 2002, the value of the Peso to the Euro was 1ARS=0.3836 EUR. In response to the Pesofication decree and the continued declining trends of the value of the Peso, the Company continues to evaluate the impact on its financial results.

In February 2002, Albert Heijn announced the opening of two new supermarket formats, an extra-large supermarket, under the name Albert Heijn XL, and a convenience store format, under the name "AH to go". The larger stores will have a sales area of approximately 4,000 sq. meters (40,000 sq. feet) and will provide customers with more fresh products and general merchandise than traditional Albert Heijn stores. The convenience stores will be opened at Esso gasoline stations in The Netherlands and will target the more mobile customer.

In January 2002, Stop & Shop announced that it had signed a letter of intent with certain creditor constituencies of Big V Supermarkets to purchase up to 27 Big V Supermarkets and other assets of the company. Big V Supermarkets, which operates supermarkets in New York and New Jersey, filed for bankruptcy protection in November 2000. Stop & Shop has negotiated an asset purchase agreement with such creditor constituencies and Shop & Shop and such creditors filed a plan of reorganization with the bankruptcy court on March 1, 2002. The closing of the acquisition by Stop & Shop is subject to confirmation of the plan of reorganization by the bankruptcy court and satisfaction of certain conditions set forth in the asset purchase agreement, including antitrust clearance. There can be no assurance that the acquisition will be completed.

In January 2002, Royal Ahold and its partner, through the existing joint venture with Paiz Ahold, formed a new joint venture with CSU, the leading supermarket company and hypermarket operator in Costa Rica and Nicaragua. Each of the three partners effectively have a one-third stake in the joint venture, which operates under the name CARHCO, the Central American Retail Holding Company. CARHCO now operates 253 food stores with annual sales of approximately USD 1.3 billion (EUR
1.5 billion) in Guatemala, Costa Rica, Honduras, El Salvador and Nicaragua. The joint venture will continue to focus on organic growth within these current markets, as well as develop retail activities in other regional markets.

In December 2001, Royal Ahold, through its wholly owned subsidiary, Bompreco, signed an agreement to acquire 32 hypermarkets and supermarkets, and related assets, from G. Barbosa. G. Barbosa operates in the northeasten Brazilian states of Sergipe and Bahia and has annual sales of approximately EUR 300 million in fiscal 2001. In February 2002, Ahold acquired 90.03% of the shares of G. Barbosa; the remaining shares are expected to be acquired by the end of the second quarter of fiscal 2002.


Strategic Outlook

We expect that net sales and operating results in fiscal 2002 will improve in all regions, except Latin America. Because of the economic slowdown in most of our trading areas, we have budgeted our sales conservatively and only expect a mild recovery in the latter half of fiscal 2002. However, due to increasing economies of scale and synergies within our existing operations, we fully expect to realize solid earnings growth, excluding any exceptional items. We will continue to focus on joint sourcing, best practice exchange and strict cost controls. We expect sales growth in most of our trade areas, reflecting the strength of our brand name and our commitment to customer service. We anticipate a slowdown in acquisition activity and will focus on organic growth for both sales and earnings. Organic growth and occasional smaller acquisitions will be financed from operating cash and we intend to limit our call on additional external funds. Based on our current business plan, and barring any unforeseen events or economic changes, our overall financial target is to increase sales from EUR 66.6 billion in fiscal 2001 to approximately EUR 77 billion in fiscal 2002, representing a 17% increase. We expect organic sales growth to contribute 7 to 8% compared to 6.1% in fiscal 2001. We anticipate that net earnings per share will rise by 15% in fiscal 2002 (excluding currency impact, exceptional items and goodwill amortization), while improving our return on invested capital of our existing business. Realization of our earnings targets, of course, is dependent upon many factors and we cannot assure you that we will be able to realize this growth.

We expect that our retail subsidiaries will continue to generate organic sales growth, driven by investments in square footage and improvements in sales per square foot. Flexible, innovative solutions in the areas of home meal replacement, internet-based delivery services and value-added services are anticipated to contribute to top line growth. The development of loyalty card programs throughout our retail network will continue to aid us in tailoring our assortment to meet local customers' needs. Additionally, we anticipate that developments in the area of shared finance and administrative functions, joint sourcing, category management, micro-merchandising and expansion of specialty and non-food assortment will contribute to both growth in net sales and margin improvements.

In the United States, we expect to open 60 new stores and remodel over 200 other stores in fiscal 2002. We anticipate that sales growth will be somewhat limited but will increase towards the latter half of fiscal 2002 as the economy is expected to slowly improve throughout the year. We anticipate that sales will be approximately USD 27 billion (EUR 31 billion) in fiscal 2002, 17% growth over 2001, with 7% of that growth coming from organic growth. Our acquisitions are expected to contribute to earnings for fiscal 2002, although it may initially dilute operating margins. Centralization of corporate functions among our retail subsidiaries should also positively impact operating margins. U.S. Foodservice is expected to reach approximately USD 18.5 to 19.0 billion (EUR 20.9 to 21.5 billion) in sales. We have projected much of our growth towards the latter half of the year, allowing for time to integrate Alliant into U.S. Foodservice. The synergies gained from combining U.S. Foodservice with Alliant are expected to lead to significant benefits in our food service division. Overall, increased concentration of our US business will support us in ensuring the quality of our supply chain.

In Europe, growth in net sales and operating earnings in The Netherlands is anticipated in all areas of activities. Total sales in Europe are projected to be approximately EUR 23 billion in fiscal 2002, about 6% growth over fiscal 2001. Almost all of this growth is expected to be from organic growth. Our focus in Poland will be to generate net sales growth with an aim to break even within a two-year time frame. Planned store openings, primarily compact hypermarkets, will lead that growth. In the Czech Republic, our store opening program, including new hypermarkets, will continue together with our expansion into Slovakia. Following our recent acquisitions in Spain, we have a solid platform from which we will continue to build and consolidate our presence in the Spanish retail sector. In Scandinavia, we anticipate continued improvements in our business at both the top and bottom line. We plan to open approximately 270 new stores and remodel about 555 other stores in fiscal 2002.

In Latin America, general economic conditions remain uncertain. Sales are expected to be significantly affected by currency fluctuations. We have projected total sales to be EUR 3.7 billion for fiscal 2002; this is a 24% decrease from fiscal 2001 because of the devaluation of the Argentine Peso. Organic growth, excluding currency impacts, is expected to be approximately 5%. Operating margins are anticipated to be about the same as fiscal 2001. In fiscal 2001, we took an exceptional charge of EUR 214 million for the translation of dollar denominated debt as a result of the devaluation of the Argentine Peso. The continued economic crisis in Argentina may cause us to take further exceptional charges in 2002. We expect our newly formed partnership with CARHCO, which we completed in January of this year, will contribute to our earnings goals for fiscal 2002. As a result of this new partnership, we will deconsolidate La Fragua in accordance with our consolidation policies, as noted in Note 2 of the consolidated financial statements.

In fiscal 2002, the focus of our operations in Malaysia, Thailand and Indonesia will continue to center upon building a profitable business. Net sales are anticipated to be approximately EUR 500 million, an increase of 25% over fiscal 2001, and we expect losses will continue to be reduced. We plan to open approximately 25 new stores in Asia in fiscal 2002.

Throughout our network, we will prudently pursue opportunities to strengthen our market performance and capitalize on our economies of scale. In an on-going effort to control costs within our network, we will continue our continental approach to providing support services to our business, including accelerated integration of our European business. Our multi-channel, multi-format strategy grants us the flexibility to react to the ever-changing consumption patterns of our customers and will continue to be our strength going forward.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Supervisory Board

Our Supervisory Board is an independent corporate body. The General Meeting of Shareholders is entitled to appoint, suspend and dismiss members of the Supervisory Board. Members of the Supervisory Board are appointed for a term of four years. In accordance with article 21.4 of the Articles of Association, a member of the Supervisory Board must retire upon reaching the age of 72. Pursuant to new legislation effective as of April 23, 2002, the age limit has been removed from the Dutch Civil Code. According to the explanatory memorandum to this legislation an age limit is only permitted if objective conditions are set. Only natural persons can be members of the Supervisory Board.

The Supervisory Board determines the number of members of the Supervisory Board.

The approval of the Supervisory Board is required for certain resolutions of the Corporate Executive Board. In addition, the Supervisory Board is entitled to adopt a list of resolutions of the Corporate Executive Board that are subject to approval by the Supervisory Board. To date the Supervisory Board has not adopted such list. The Supervisory Board supervises the policies conducted by the Corporate Executive Board, as well as the general course of affairs of Royal Ahold and its business. In performing their duties, members of the Supervisory Board must consider the interests of Royal Ahold and its business.

The Supervisory Board may make a non-binding recommendation for candidates to fill a vacancy on the Supervisory Board, such that for each appointment a choice can be made from a least two persons. However, the General Meeting of Shareholders may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The General Meeting of Shareholders is entitled to suspend or dismiss members of the Supervisory Board, by a resolution adopted by at least a two thirds majority of the votes cast, if such majority represents more than half the issued share capital.


During fiscal 2001, the following members of the Supervisory Board resigned:

R.J. Nelissen as of May 5, 2001;
J.A. van Kemenade as of December 1, 2001;
C. Boonstra as of September 3, 2001;

On April 4, 2002, we announced a proposal of nominees for the vacancies in the Supervisory Board. These appointments will be effective as from September 1, 2002. For more information on these amendments, please see this Item 6 "Directors, Senior Management and Employees-Supervisory Board."

In accordance with article 21.2, 21.4 and 16.4 of the Articles of Association, the Supervisory Board has drawn-up the following binding recommendation of nominees for the vacancies to be filled in the Supervisory Board of Koninklijke Ahold N.V.

1. H. de Ruiter, Currently a member of the Supervisory Board of Koninklijke Ahold N.V.
     L.J.R. de Vink, Currently a member of the Supervisory Board of Koninklijke Ahold N.V.

2. L.J.R. de Vink, Currently a member of the Supervisory Board of Koninklijke Ahold N.V.
     S.E. Eisma, Currently a lawyer in the Hague, partner of De Brauw Blackstone Westbroek, NV.

3. K. Vuursteen, For the last 9 years Mr. Vuursteen was Chairman of the Executive Board of Heineken N.V.
     M. van Olffen, Currently the Civil law notary in Amsterdam, partner of De Brauw Blackstone Westbroek, N.V.

A Supervisory Board member shall resign no later than on the day of the first General Meeting of Shareholders to be held upon the expiration of four years after appointment as a Supervisory Board member. A member shall resign in any event on the day on which the Annual General Meeting is held in the fiscal year of the Company in which he or she attains the age of seventy-two years.

As of March 22, 2002, the members of the Supervisory Board were as follows:

Name                 Date of birth      Business Experience and Activities
H. de Ruiter         March 3, 1934      Henny de Ruiter is a Dutch national.  He was first appointed in 1994 and has been
(Chairman)                              reappointed  until 2002.  Mr. De Ruiter is a former Managing  Director and also a member  of the  Supervisory  Board of N.V.  Koninklijke  Nederlandsche  Petroleum
                                        Maatschappij.  In  addition,  he is a member of the  Supervisory  Boards of Aegon
                                        N.V.,  Beers N.V.,  Heineken N.V., Corus Group PLC, Vopak N.V. and Wolters Kluwer
                                        N.V.

R. Fahlin            November 8, 1938   Roland Fahlin is a Swedish national. He was first appointed in 2001 and his term runs until  2005.  Mr.  Fahlin is former  Chairman  and  President  of ICA AB in
                                        Sweden. He is Chairman of the IFL/Swedish Institute of Management,  board member of the Stockholm Chamber of Commerce and Chairman of CIES in Paris.

Sir Michael Perry    February 26, 1934  Sir Michael Perry GBE is a British national.  He was first appointed in 1997 and his term runs until 2004.  Sir Michael is a former  Chairman of Unilever plc. He is  currently  Chairman of Centrica  plc,  President of the  Marketing  Council,
                                        Chairman of the Shakespeare  Globe Trust,  Chairman of the British  Government's
                                        Senior Salaries Review Body and Chairman of the Oxford University  Faculty Board
                                        for Management.

C.P. Schneider       August 16, 1953    Dr. Cynthia P.  Schneider is an American  national.  She was first  appointed in
                                        2001 and her term runs until 2005. Dr.  Schneider is a former  Ambassador of the
                                        United States to The  Netherlands.  She is an associate  professor at Georgetown
                                        University  (Washington,  DC) teaching  both in the College of Arts and Sciences and the  School  of  Foreign  Service.  She is also a  member  of the  Board  of
                                        Directors of Humanity in Action.

R.G. Tobin           July 13, 1938      Robert G. Tobin is an American national.  He was first appointed in 2001 and his term runs until 2005. Mr. Tobin is a former  Chairman and CEO of Stop & Shop. In
                                        1998,  Mr. Tobin was appointed  President and CEO of Ahold USA as well as member of the Executive Board of Ahold, from which he retired in 2001.

L.J.R. de Vink       February 12, 1945  Lodewijk J.R. de Vink is an American  national.  He was first  appointed in 1998 and his term runs until  2002.  Mr. De Vink is  Chairman  of Global  Health Care
                                        Partners,  a private equity group with Credit Suisse First Boston.  He is former
                                        Chairman,  President & CEO and a Director of the Warner-Lambert  Company.  He is
                                        also a Director of the National Foundation for Infectious Diseases, United Negro
                                        College Fund,  Nyenrode  University,  National Actors Theater and the New Jersey
                                        Performing Arts Center, and a member of the Advisory Board of Sotheby's.


Corporate Executive Board


The Corporate Executive Board is responsible for the management of our business. The Corporate Executive Board must consist of at least three members or two members and a deputy member. With due observance of this minimum number of members, the Supervisory Board is entitled to determine the number of members and deputy members of the Corporate Executive Board. The General Meeting of Shareholders is entitled to appoint, suspend and dismiss members of the Corporate Executive Board. The Supervisory Board may make a binding recommendation for candidates to fill a vacancy on the Corporate Executive Board, such that for each appointment a choice can be made from at least two persons. However, the General Meeting of Shareholders may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The General Meeting of Shareholders is entitled to suspend or dismiss a member of the Corporate Executive Board by a resolution adopted by at least a two thirds majority of the votes cast, if such majority represents more than half the issued share capital.

As of March 22, 2002, the members of the Corporate Executive Board were as follows:

Name                    Date of Birth        Business Experience and Activities
C.H. van der Hoeven     September 9, 1947    Cees van der Hoeven  joined Royal Ahold in 1985 as Executive  Vice  President of
President                                    Finance and  Administration.  He was appointed  President/CEO  in March 1993. In this position,  Mr. van der Hoeven is responsible for  management,  development, communications,  global sourcing, and legal affairs. Prior to joining Ahold, Mr.
                                             van der Hoeven held the position of Finance  Director of  Petroleum  Development
                                             Corporation,  Finance Director for Nederlandse  Aardolie  Maatschappij (NAM) and
                                             various positions with Royal Shell  International.  Mr. van der Hoeven is also a member of the Supervisory Board of ABN AMRO Bank N.V., KPN (Royal Dutch Telecom)
                                             and LVMH (Moet Hennessy Louis Vuitton).

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

W.J. Grize              March 26, 1946       William Grize joined Stop & Shop in 1967. He has been a Board member since 2001.
                                             He is also  President  and CEO of Ahold USA,  Inc.  He is a liaison  officer for retail  operations  in the United  States.  Mr.  Grize is a Trustee of the Joint
                                             Labor  Management  Committee  in  Washington,  D.C.  He  serves on the Coca Cola
                                             Retailing  Research Council,  and the Uniform Code Council as an Executive Board
                                             Member and member of the Board of  Governors.  He is Trustee of the Dana  Farber
                                             Cancer  Institute and member of the Jimmy Fund's  Partnership  Advisory Board at the Dana Farber Cancer Hospital in Boston.

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

J.L. Miller             October 19, 1948     James Miller founded U.S.  Foodservice in 1989. He has been a Board member since
                                             2001.  Mr. Miller  served as Chairman of the Board of  Directors,  President and
                                             Chief Executive  Officer of U.S.  Foodservice since December 1997. Prior to that he served as Chairman of the Board of Directors,  President and Chief  Executive
                                             Officer of JP Foodservice  since July 1989. From 1986 to 1989, Mr. Miller served as Executive Vice President and Chief Operating  Officer of  PYA/Monarch.  He is
                                             currently the Liaison officer for foodservice operations in the United States.

M.P.M. de Raad          January 7, 1945      Theo de Raad joined Royal Ahold in 2001 as a member of the Executive  Board. Mr.
                                             de  Raad  resumed  responsibility  for  our  Latin  American  and  Asia  Pacific
                                             operations. Prior to joining Ahold, Mr. de Raad held the position of a member of the Executive Board of Directors of METRO AG, Chairman of the Executive Board of
                                             Directors of SHV MAKRO N.V. and a member of the Executive  Board of Directors of
                                             SHV Holdings N.V.


Other Executive Officers
As of March 22, 2002, other key executive officers, who are not members of the Corporate Executive Board, were as follows:

Name                     Date of Birth       Business Experience and Activities
G.J.G. van Breen         November 16, 1956   Gerard van Breen joined Ahold in 1987 as the  Marketing  Manager of Albert Heijn
                                             Institutional  Food Supply and has held several  Marketing  positions within the company  since that time.  In January  2000,  he was  appointed  to Senior  Vice
                                             President of Ahold Global  Sourcing.  Prior to joining Ahold, Mr. Van Breen held various marketing and sales positions within Colgate Palmolive Benelux (Belgium)
                                             and  Weesp  (The  Netherlands).  Mr.  van  Breen  is also  the  chairman  of the
                                             Supervisory  Board of AMS Marketing Service B.V., a member of the Advisory Board
                                             European Food Management Institute of the Erasmus University and Board member of
                                             ICA Ahold AB.

A.J. Brouwer             September 27, 1961  Arthur  Brouwer  joined  Ahold  in  1992 as the  Vice  President  of  Management
                                             Development  and  Organization  and was  promoted  to Senior Vice  President  of
                                             Management Development and Organization in October 1997. Prior to joining Ahold,
                                             Mr.  Brouwer  held the  position  of Manager  of Human  Resources  Planning  and
                                             Development at Mercedes-Benz  Nederland B.V. Currently,  Mr. Brouwer is also the
                                             Chief Support Officer of the European Competence Center.

A. Buitenhuis            February 1, 1947    Andre  Buitenhuis  joined  Ahold in 1983 as Vice  President  in Ahold  corporate financial  staff.  In 1996, he was appointed to Senior Vice President of Finance and Fiscal Affairs.  Prior to joining Ahold, Mr. Buitenhuis held a position with the Dutch  Revenue  Service  and served on the  Amsterdam  Corporate  Income Tax
                                             Inspectorate. Mr. Buitenhuis is also a member of the Amcham's Tax Committee.

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

L.A.P.A. Verhelst        May 31, 1943        Bert Verhelst  joined Ahold in 1997 in the position of Senior Vice  President of
                                             Administration.  Prior to joining Ahold,  Mr. Verhelst was a Member of the Board of Directors for Koninklijke BolsWessanen N.V., Member of the Board of Directors
                                             of N.V. Koninklijke  Distilleerderijen Erven Lucas Bols and Managing Director of
                                             Pays-Bas Property Fund N.V.

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



Compensation of Directors and Officers
The aggregate amount of compensation paid by us in fiscal 2001 for services in all capacities to the Supervisory Board (the "Directors") and the Corporate Executive Board, the Senior Vice Presidents and the Corporate Secretary of Royal Ahold (collectively referred to as the "Officers") was EUR 15.9 million. In addition, in fiscal 2001, we made aggregate contributions in the amount of EUR
6.2 million to pension plans on behalf of the Directors and Officers. A portion of the compensation of the members of the Corporate Executive Board is based on the outcome of key performance indicators. Currently, no other service contracts other than those described above, exist which provide benefits to officers or directors upon termination of service.

Share Ownership
For full disclosure of stock options held by Officers and Directors, along with a description of the stock option plan, please see Note 19 to the consolidated financial statements included elsewhere in this annual report.

Employees of our subsidiaries in The Netherlands and customers of our supermarket chain, Albert Heijn, are entitled to participate in the AH Vaste Klanten Fonds ("AHVKF" or "Dutch Customer Fund"). The AHVKF is an arrangement through which customers of Royal Ahold's Dutch supermarket chain, Albert Heijn, as well as our employees in The Netherlands and members of our Corporate Executive Board and Supervisory Board, can indirectly benefit from the profitability of Royal Ahold. Fortis Investment Management Netherlands N.V. is responsible for investing half of the funds of AHVKF in our common shares listed on Euronext Amsterdam. The other half of the funds of the AHVKF is lent to us at the European Central Bank rate plus 1.25%. N.V. Nederlandsch Administratie en Trustkantoor ("NATK", Dutch for "Dutch Administration and Trust Office") in
Amsterdam administers the AHVKF. As of the end of fiscal 2001, AHVKF held 5,953,955 common shares.

As of March 22, 2002, the members of our Corporate Executive Board were direct holders of 32,301 units in the AHVKF. Of these participations Mr. C.H. van der Hoeven held 15,909, Mr. A.M. Meurs 4,974 and Mr. J.G. Andreae 11,418. As of March 22, 2002, the members of our Corporate Executive Board do not own on behalf of third parties or other companies any participations in the AHVKF. As of March 22, 2002, the members of the Supervisory Board do not own, either directly or indirectly, on their own behalf or on behalf of other companies or third parties any common participations in the AHVKF.

In addition, as of March 22, 2002, the members of our Corporate Executive Board were direct holders of 22,561 Royal Ahold common shares. Of these shares, Mr. C.H. van der Hoeven held 1,750, Mr. A.M. Meurs held 334, Mr. J. Miller held 14,712, Mr. W. Grize held 4,639 and Mr. M.P.M. de Raad held 1,126, all of which are substantially less than 1% of the total share capital. The members of our Executive Board are not indirect owners other than as discussed above, nor do they hold any power of attorney to vote any common shares nor do they hold voting rights through any intermediate person. Likewise, the members of the Corporate Executive Board are not direct or indirect owners nor do they hold any power of attorney to vote on cumulative preferred financing shares.

As of March 22, 2002, the members of the Supervisory Board do not own, either directly or indirectly, or on behalf of other companies or third parties any common shares or cumulative preferred financing shares.

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

The audit committee is comprised of at least three members of the Supervisory Board and is chaired by the President of the Supervisory Board. Members of the audit committee are elected by the Supervisory Board for a period of two years and serve until their successors are duly elected and qualified. As of March 22, 2002, the audit committee members were as follows:

H. de Ruiter
L.J.R. de Vink
R. Fahlin

Remuneration Committee
The remuneration committee is responsible for the review and proposal to the Supervisory Board of the remuneration of the members of the Corporate Executive Board. The remuneration committee is comprised of three members of the Supervisory Board. Members of the remuneration committee are elected by the Supervisory Board for a period of two years and serve until their successors are duly elected and qualified. As of March 22, 2002, the remuneration committee members were as follows:

H. de Ruiter
Sir Michael Perry

Employees
The average number of associates employed by us in fiscal 2001 were:

o    171,170  in the  United  States;
o    132,048 in Europe;
o    59,736 in Latin America; and
o    8,504 in Asia Pacific.

A large portion of these 371,458 employees were part-time employees. As of the end of fiscal 2001, we had 270,739 full-time employee equivalents compared to 248,053 as of the end of fiscal 2000 and 208,983 as of the end of fiscal 1999. The number of employees rose in fiscal 2001 primarily because of acquisitions and opening of new stores.


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

We may stipulate that only 25% of the nominal value will be paid upon subscription for cumulative preferred shares until payment in full of the par value is later called by us. No cumulative preferred shares have been issued or were outstanding during fiscal years 2001, 2000 or 1999.

The  option   agreement  and  the  cumulative   preferred  shares  have  certain
anti-takeover effects. The issuance of all authorized cumulative preferred shares will cause substantial dilution of the effective voting power of any shareholder, including a shareholder that attempts to acquire us, and could have the effect of delaying, deferring and preventing a change in our control.

SAC is a non-membership organization with a self-appointed managing board, organized under the laws of The Netherlands. Its statutory objectives are to enhance our continuity and identity in case of a hostile take-over attempt. As of March 22, 2002, the members of the board of the SAC were:

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

Significant ownership of voting shares, including cumulative preferred financing shares

Under the 1996 Netherlands' Act of Disclosure of Holdings in Listed Companies, or the Disclosure Act, any person who, directly or indirectly, acquires or disposes of an interest in the capital or the voting rights of a public limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area, must give a written notice to the company of such acquisition or disposal, if as a result of such acquisition or disposal the percentage of legal or beneficial capital interest or voting rights held by such person falls within another percentage range as compared to the percentage range held by such person prior to such acquisition or disposal. The percentage ranges are 0-5, 5-10, 10-25, 25-50, 50-662/3 and over 662/3.

As of March 22, 2002, except as discussed below, we do not know of any persons that own of record or beneficially more than 5% of any class of capital interest and/or voting rights. All of the issued and outstanding cumulative preferred financing shares are held by a trustee that issued corresponding depositary receipts to the following five investors: Fortis N.V.(7,95%), ING Groep N.V.(7,42%), Cooperatie Achmea U.A.(7,21%), Aegon N.V.(6,11%) and CGNU plc.(5,10%). These investors do not hold the voting rights in connection with these depositary receipts because the trustee exercises all of the voting rights attached to the cumulative preferred shares, as described in Item 10 "Additional Information - Voting Rights".

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

For  information  on  the  number  of  registered  common  shares  and  American
Depositary Receipts held by holders having their registered address in the United States, please see Item 9 "The Offer and Listing".

Related Party Transactions

In the ordinary course of business, Royal Ahold has had sales transactions with its unconsolidated subsidiary, Statoil Detaljhandel, which amounted to EUR 80 million in fiscal 2001 and EUR 86 million in fiscal 2000. At the end of fiscal 2001 and fiscal 2000, amounts receivable from Statoil Detaljhandel totaled EUR 2 million and EUR 2 million, respectively. In the ordinary course of business, Royal Ahold has had purchase transactions with its unconsolidated subsidiary Luiz Paez, which amounted to EUR 7 million in fiscal 2001, EUR 8 million in fiscal 2000 and EUR 8 million in fiscal 1999. The Company also provided financing to Luis Paez and received interest of EUR 2 million in fiscal 2001, EUR 2 million in fiscal 2000. and EUR 0.2 million in fiscal 1999. At the end of fiscal 2001, 2000 and 1999, amounts receivable from Luiz Paez totaled EUR 82 million, EUR 42 million and EUR 3 million, respectively.

In January 1994, a group of our Dutch managers and employees placed a EUR 15 million capital investment in the AHVKF, an independent investment fund which invests all of its assets in our shares and debt. The capital investment had been held by Het Weerpad B.V., an investment company of the Heijn family, founders of Royal Ahold. We made loans to this group of managers and employees, which included some of our Officers, to assist them with their investment in the Fund. These floating-rate loans, bearing fluctuating interest based on the European Central Bank interest rates on deposits, are generally due in ten years from issuance or upon an individual's termination of employment, if earlier, and are secured by each individual's corresponding investment in the Fund.

In July 1996 and April 1998, additional loans were granted to our Dutch managers and employees to purchase additional investments in the Fund. Some Officers participated in these purchases. As of the end of fiscal 2001, a total of EUR
43.8 million of loans was outstanding from approximately 3,500 Dutch managers and employees, including EUR 0.5 million in amounts due from our Officers.


ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information
Our consolidated financial statements have been audited by independent auditors in accordance with auditing standards generally accepted in The Netherlands and the United States. For a discussion of the principal differences between Dutch GAAP and US GAAP relevant to Royal Ahold, please see Note 27 to the consolidated financial statements, included in Item 18 of this annual report. A consolidated balance sheet, statement of change in shareholders' equity and statement of cash flows is presented for fiscal 2001 and fiscal 2000 along with a consolidated statement of income for fiscal 2001, fiscal 2000 and fiscal 1999.

Litigation and Legal Proceedings
We are  involved  in a  litigation  matter  arising  out of Stop &  Shop's  1992 spin-off of Bradlees Stores, Inc. ("Bradlees"). In connection with this spin-off, Stop & Shop, Bradlees and Vornado, Inc. entered into a Master Agreement and Guaranty, dated as of May 1, 1992 (the "Master Agreement") relating to certain commercial real property leases Stop & Shop assigned to Bradlees. The Master Agreement concerns 18 leases for which Vornado, Inc. (or certain of its affiliates) is the landlord. Under certain circumstances, Stop & Shop may still have liability under certain of the leases covered by the Master Agreement in the event of non-performance by Bradlees or a subsequent assignee (as discussed below) under such leases. We believe that any liability that we may have with respect to these leases will not have any material effect on our financial condition or operating results or on our subsidiaries taken as a whole.

Pursuant to a 1995 bankruptcy reorganization of Bradlees, Bradlees assumed a number of leases, including leases that Stop & Shop had assigned to Bradlees and leases covered by the Master Agreement. On December 26, 2000, Bradlees again filed for bankruptcy protection to wind down its business and liquidate its assets. In the context of Bradlees' bankruptcy, in January 2001, Stop & Shop and Bradlees entered into an agreement (the "Lease Disposition Agreement") for the sale and disposition of all of the 114 Bradlees real property leases, including those leases under which Stop & Shop may have potential liability under the Master Agreement or otherwise. Under the Lease Designation Agreement, Stop & Shop was permitted to designate third-party purchasers for all of the Bradlees leases, with all purchases being subject to a subsequent auction to maximize value. In addition, Stop & Shop could exclude leases from the Lease Designation Agreement, which Bradlees would then have the right to reject if not otherwise sold, with Stop & Shop being responsible for Bradlees' lease rejection damages exceeding $30 million (other than with respect to certain specific leases designated as "Excluded Leases"). Stop & Shop could also purchase some of the Bradlees leases, subject to an auction process where other parties would be entitled to submit bids.

In February 2001, the bankruptcy court approved the Lease Designation Agreement over the objection of Vornado Realty Trust, the landlord for certain of the leased properties. This decision was upheld by the United States District Court for the Southern District of New York upon an appeal by Vornado Realty Trust. No appeal from the district court decision was filed.

The disposition of all leases under the Lease Designation Agreement is now complete. Of the 114 Bradlees' store, non-store and other leases, 53 have been assigned to third parties or consensually returned to the respective landlords (no further payments are currently due from Stop & Shop under the leases assigned to third parties or returned to the landlords), 21 leases were assigned to Stop & Shop and 40 leases, including fifteen "Excluded Leases," have been rejected in the bankruptcy proceeding. Stop & Shop may still retain or incur liability under certain of these leases under certain circumstances. We believe that any liability that we may have with respect to these leases will not have any material effect on our financial condition or operating results or on our subsidiaries taken as a whole.

On or about December 20, 2001, Vornado Realty Trust and several related entities ("Vornado") filed a complaint against Stop & Shop in the Supreme Court of the State of New York, County of New York. In the complaint, Vornado alleges that Stop & Shop has failed to pay amounts due under the Master Agreement for 15 commercial real property leases, and seeks a judgment in the aggregate amount of at least $3.3 million. The amount sought comprises amounts that are allegedly due under the leases at issue as of December 20, 2001 (the date of the complaint). Stop & Shop has already paid approximately $1.3 million of the amount sought in the complaint, and contests its obligation to pay the remaining amounts. On or about January 31, 2002, Stop & Shop answered the complaint. Discovery has not yet begun. We believe we have meritorious defenses and we intend to defend the action vigorously and that any damages awarded against us would not be material to us. Accordingly, we believe this case will not have a material effect on our financial position or operating results.

We are currently involved in a litigation matter arising out of an Agreement and Plan of Merger, dated March 9, 1999 (the "Merger Agreement"), between us, our subsidiary Ahold Acquisition, and SMG-II Holdings Corp. ("SMG-II"), the indirect parent of the entity owning the Pathmark chain of supermarkets. Pursuant to the Merger Agreement, Ahold Acquisition was to acquire the Pathmark chain of supermarkets by merging with SMG-II. In accordance with the terms of the Merger Agreement, we terminated the Merger Agreement on December 16, 1999 because we could not obtain the necessary governmental antitrust approvals for the merger contemplated by the Merger Agreement. Prior to our termination, SMG-II alleged that we had breached the Merger Agreement by failing to use "best efforts" to obtain all necessary approvals. We filed a complaint, and later an amended complaint, in New York State Court seeking (1) a declaratory judgment that (a) the "best efforts" provisions are unenforceable, (b) we did not breach any provision of the Merger Agreement, including the "best efforts" provisions, and
(c) we properly terminated the Merger Agreement on December 16, 1999 and (2) damages for SMG-II's breaches of the Merger Agreement in an amount consisting of at least our transactional costs. SMG-II filed an answer and counterclaim seeking damages for (1) alleged breaches of the "best efforts" provisions (2) alleged breach of the implied covenant of good faith and fair dealing, and (3) unfair competition. The damages sought by SMG-II are not quantified. The parties have taken some written discovery and have produced documents. In April 2000, SMG-II brought a motion for partial summary judgment, seeking to dismiss our claim that the "best efforts" provisions in the merger agreement are unenforceable. We brought a cross-motion for summary judgment, claiming that the "best efforts" provisions are unenforceable as a matter of law, or have been satisfied. On December 5, 2000, the Court granted our cross-motion for summary judgment, finding that the "best efforts" provisions were satisfied and dismissing SMG-II's claim that we breached the Merger Agreement. On January 16, 2001, SMG-II also filed a motion to reargue or renew its motion for summary judgment. On January 16, 2001, we filed a motion to dismiss or for summary judgment on SMG-II's remaining causes of action under the implied covenant of good faith and fair dealing and unfair competition. SMG-II also appealed the December 5, 2000 decision. On January 29, 2002, the Appellate Division dismissed SMG-II's appeal and affirmed the December 5, 2000 decision. On March 4, 2002, SMG-II filed a motion for leave to appeal the January 29, 2002 decision to the Court of Appeals. On March 12, 2002, we opposed SMG-II's March 4, 2002 motion. On March 15, 2002, SMG-II filed a reply to our March 12, 2002 opposition. On April 1, 2002, the Court denied SMG-II's motion to re-argue or renew its motion for summary judgment. The Court also denied our motion to dismiss or for summary judgment on SMG-II's remaining causes of action under the implied covenant of good faith and fair dealings and unfair competition. The Court directed the parties to complete discovery by September 9, 2002 on SMG-II's remaining counterclaims and our claim against SMG-II for damages and to be ready for trial thereafter. We believe that we have good defenses to this claim and that any damages awarded against us would not be material to us. Accordingly, we believe this case will not have a material effect on our financial position or operating results.

There are no other material pending legal proceedings, other than ordinary routine litigation incidental to us and our subsidiaries' businesses, to which we or any of our subsidiaries is a party or of which any of our property is the subject.

Significant changes
For information on any changes or events that have occurred after the close of the balance sheet date on December 30, 2001, please see Item 5 "Operating and Financial Review and Prospects - Recent Developments".

Dividend Policy
For information on our dividend policy, please see Item 3 "Key Information".

ITEM 9. THE OFFER AND LISTING

The authorized share capital as of December 30, 2001 is composed of the following classes. For a full discussion of our share capital, please see Note 18 of the consolidated financial statements, included elsewhere in this annual report.

       800,000 cumulative preferred shares of EUR 500 par value each; 400,000,000 cumulative preferred financing shares of EUR 0.25 par value each;
 1,200,000,000 common shares of EUR 0.25 each.

Euronext Amsterdam is the principal trading market for our common shares. Our common shares are also listed on the Swiss Exchange. As of the end of fiscal 2001, the register of holders of registered common shares contained no names of holders having their registered address in the United States. The common shares trade in the United States on the NYSE in the form of ADSs and are evidenced by ADRs. The ADRs trade under the symbol "AHO".

The Depositary for the ADSs is The Bank of New York. Each ADS evidences the right to receive one common share deposited under a deposit agreement for the ADSs. We have been informed by the Depositary that in the United States, as of the end of fiscal 2001, there were 17,984,476 ADRs outstanding and 3,381 record owners compared with 15,136,645 ADRs outstanding and 3,495 record owners at the end of fiscal 2000.

Our US associates are able to purchase our ADRs through the Associates Stock Purchase Plan ("ASPP") in the United States. Through the ASPP, employees may choose to purchase ADRs through voluntary payroll deductions. During fiscal 2001, approximately 331,715 ADRs were purchased by our US associates pursuant to the ASPP.

The table below sets forth the high and low last sales prices during the periods indicated for our common shares on Euronext Amsterdam and the closing prices for our ADSs on the NYSE. The quarters used are our fiscal quarters.

Prior to January 1999, Euronext Amsterdam quoted sales prices in Dutch guilders. Effective January 1999, Euronext Amsterdam quotes sales prices in Euros only. The prices indicated below in Euros for fiscal 1998 and 1997 have been translated into Euros at the fixed rate of EUR 1 = NLG 2.20371.

                               Euronext Amsterdam                 NYSE
                              High           Low            High           Low
                              in EUR per common share        in $ per ADR*

Fiscal 2001
First quarter                  35.52         30.40           33.07         28.81
Second quarter                 37.00         34.38           31.63         30.20
Third quarter                  37.39         29.13           31.50         26.70
Fourth quarter                 33.37         29.65           29.54         26.92

Fiscal 2000
First quarter                  30.05         21.00           31.13         20.63
Second quarter                 31.18         24.70           29.69         22.31
Third quarter                  34.65         28.86           30.88         26.31
Fourth quarter                 37.08         31.86           32.63         27.50
Fiscal 1999                    38.55         25.61           41-9/16      25-7/8
Fiscal 1998                    31.76         23.46             31            25
Fiscal 1997                    29.50         15.88           31-7/8     19-53/64



                                                                  Euronext Amsterdam                  NYSE
                                                                 High           Low            High           Low
                                                                 in EUR per common share        in $ per ADR*

Share prices for the most recent six months are as follows:
February 2002                                                    29.40          26.65          25.40          23.31
January 2002                                                     32.25          28.60          29.42          25.20
December 2001                                                    33.23          30.05          29.39          26.92
November 2001                                                    33.37          30.35          29.54          27.35
October 2001                                                     32.10          29.65          29.40          27.09
September 2001                                                   32.71          29.13          28.60          26.70

Share prices on March 22, 2002 were:                             29.27          29.20          25.95          25.65
----------


ITEM 10. ADDITIONAL INFORMATION

Articles of Association

Organization and Register
Royal Ahold was founded in 1887 and has been incorporated as a limited liability company under the laws of The Netherlands by notarial deed dated April 29, 1920. Royal Ahold is registered with the Trade Register at the Chamber of Commerce and Industry for Amsterdam, office Zaanstreek under No. 35000363.

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

The Articles of Association set forth the rules governing the operations of Royal Ahold and are incorporated by reference into this annual report. The Articles of Association have been amended most recently by a notarial deed dated May 18, 2001 executed before Prof. Mr. M. van Olffen, a civil law notary in Amsterdam. The most important changes are (1) the general meeting of shareholders of Royal Ahold will adopt annual financial statements, (2) out of profits, dividends must first be paid on the preferred shares at a percentage of the amount called-up and paid-up on the preferred shares, which is based on the refinancing rate (basisherfinancieringsrente) established by the European Central Bank for the relevant financial year and (3) the general meeting of shareholders of Royal Ahold will appoint, suspend or dismiss the members of the Corporate Executive Board. The current Articles of Association are available to the public at the Trade Register of the Amsterdam Chamber of Commerce and Industries and at the Corporate office of Royal Ahold at Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands. The amended Articles of Association are filed as an exhibit to our Report on Form 6-K, dated July 30, 2001, which is available for public viewing at the public reference room of the Securities and Exchange Commission in Washington, D.C.


Share Capital
For a description of our share capital, please see Item 9 "The Offer and Listing" and Note 18 of the consolidated financial statements, included elsewhere in this annual report. Under this section - "Articles of Association", "share" refers to cumulative preferred shares, cumulative preferred financing shares and common shares, unless otherwise stated.

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

Voting
Each share in the  capital of Royal  Ahold is  entitled to one vote for each EUR
0.25 par value represented thereby. Subject to certain exceptions provided for by Dutch law or the Articles of Association, resolutions are passed by an absolute majority of the votes cast. Pursuant to Article 42.3 of the Articles of Association, a proposal to alter the Articles of Association to change the rights vested in the holders of shares of a particular class requires the prior approval of a meeting of holders of shares of that particular class. Among other types of resolutions, a resolution of the General Meeting of Shareholders to amend the Articles of Association or to wind up Royal Ahold may only be adopted upon a proposal of the Corporate Executive Board that has been approved by the Supervisory Board.

The holders of the common shares are entitled to one vote per share. There are no limitations, either under Dutch law or in our Articles of Association, on the right of non-residents of the Netherlands or foreign owners to hold or vote Royal Ahold's common shares.

Holders of cumulative preferred financing shares are entitled to one vote per share and are entitled to vote upon the same matters as the holders of common shares. These shares have been issued to the Stichting Administratiekantoor Preferente Financierings Aandelen Ahold (the "Administratiekantoor"). The object of the Administratiekantoor is to acquire and hold as a trustee cumulative preferred financing shares in the share capital of Royal Ahold against the issue of limited exchangeable depositary receipts, as well as to exercise all voting rights attached to these shares. Holders of depositary receipts will be admitted to the General Meeting of Shareholders, but will not be allowed to vote in this meeting as the voting rights belong to the Administratiekantoor. Holders of cumulative preferred shares are entitled to 2,000 votes per share. As of the date of this annual report, no cumulative preferred shares were outstanding.

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

Upon the written request of an owner of an ADR, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of common shares or other deposited securities represented by the ADRs in accordance with the instructions set forth in the request. The Depositary will not vote shares or other deposited securities other than in accordance with such instructions. If the Depositary does not receive instructions from any owner on or before the date established by the Depositary for such purpose, the share depositary will deem the owner to have instructed the Depositary to give a discretionary proxy to a person designated by Royal Ahold for such deposited securities. The Depositary will then give a discretionary proxy to a person designated by Royal Ahold to vote such deposited securities. No such instruction, however, will be deemed given and no such discretionary proxy will be given with respect to any matter as to which Royal Ahold informs the Depositary that (1) Royal Ahold does not wish such proxy given, (2) substantial opposition exists or (3) such matter materially and adversely affects the rights of holders of common shares. There can be no assurance that the owners will receive the notice described in this paragraph sufficiently prior to the date established by the Depositary for the receipt of instructions to ensure that the Depositary will in fact receive such instructions on or before such date. For a discussion on ADRs, please see Item 9 "The Offer and Listing".

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

Every transfer of cumulative preferred shares and cumulative preferred financing shares (subject to certain exceptions) shall require the approval of the Corporate Executive Board. The request must be made in writing and must specify the name and address of the proposed transferee and the price or other consideration which the proposed transferee is willing to give. The Corporate Executive Board may withhold approval and instead designate one or more buyers who are willing to purchase the cumulative preferred shares and/or cumulative preferred financing shares for cash, at a price agreed upon between the transferor and the Corporate Executive Board, within two months after the intending buyers have been designated. The Articles of Association provide for mechanisms whereby the price is to be determined, in the event that no agreement is reached between the transferor and the Corporate Executive Board as described above. If the transferor does not receive any notice from Royal Ahold rejecting the request for approval of the intended transfer within three months from the receipt thereof by Royal Ahold, upon the expiration of the period, the transfer shall be deemed to have been granted.

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

Change of Control
For a discussion on the possible effect that the issuance of cumulative preferred shares may have on delaying, deferring or preventing a change of control, please see Note 18 to the consolidated financial statements, included elsewhere in this annual report.

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

The Disclosure Act provides that a civil court can issue an order suspending voting rights of a shareholder for up to three years for non-compliance with the reporting requirements under that Act. This penalty is applicable to both resident and non-resident holders of common shares. The existing laws and regulations of The Netherlands impose no additional limitations on non-resident or foreign owners with respect to holding or voting common shares other than those also imposed on resident owners. Our Articles of Association do not impose any limitation on (1) remittances to or from abroad regarding dividends or capital or (2) rights of non-resident or foreign owners to hold or vote common shares.

Taxation

The information set out below is only a summary of certain material tax consequences of the purchase, ownership and disposition of ADSs. Dutch, US and other taxation may change from time to time. Prospective and current investors should consult their professional advisors as to the tax consequences of the purchase, ownership and disposition of our common shares or ADSs, including in particular the effect of tax laws of any other jurisdiction.

Dutch Taxation

Income and Withholding Tax

In general, for Dutch tax purposes, holders of ADSs will be treated as the beneficial owners of our shares represented by such ADSs. Dividends on our common shares are subject to Dutch withholding tax of 25%. Pursuant to the Income Tax Convention between the United States and The Netherlands of December 18,1992 (the "Tax Treaty"), dividends paid by us on our common shares to a resident of or corporation organized in the United States, having no permanent establishment or business property in The Netherlands, qualifying as a US resident for the purpose of that convention and is entitled to the benefits of that convention, qualify for a reduction of Dutch withholding tax on dividends from 25% to 15% (5% if the beneficial owner is a corporation which holds directly at least 10% of the voting power of our shares).

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

A qualifying US pension trust or charitable or other exempt organization may be exempt from Dutch withholding tax on dividends from its investment in our common shares. In order to qualify for this exemption, a pension trust must reside in the United States, generally be exempt from US taxes and be constituted and operated exclusively to administer or provide benefits under one or more funds or plans established to provide pension, retirement or other employee benefits.

In order to qualify for this exemption, a US charitable organization must reside in the United States, generally be exempt from US taxes and be organized and carry on all of its activities in The Netherlands.

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

For purposes of this summary, a "United States Holder" is a beneficial owner of common shares or ADSs that, for United States federal income tax purposes, is:
(1) a citizen or resident of the United States, (2) a partnership or corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (3) an estate the income of which is subject to United States federal income taxation regardless of its source or
(4) a trust if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more United States persons have the authority to control all of the substantial decisions of trust. A "Non-United States Holder" is a beneficial owner of common shares or ADSs that is not a United States Holder.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds common shares or ADSs, the tax treatment of such partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partnership or partner should consult its own tax advisor as to its consequences.

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

Any such dividend paid in Euros will be included in the gross income of a United States Holder in an amount equal to the United States dollar value of the Euros on the date of receipt, which in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

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

Sale or Exchange of Common Shares or ADSs
A United States Holder generally will recognize gain or loss on the sale or exchange of common shares or ADSs equal to the difference between the amount realized on such sale or exchange and the United States Holder's adjusted tax basis in the common shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a noncorporate United States Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if such United States Holder's holding period for such common shares or ADSs exceeds one year, with respect to common shares or ADSs acquired on or after January 1, 2001, and will be further reduced if such holding period exceeds five years. Gain or loss, if any, recognized by a United States Holder generally will be treated as United States source income or loss for United
States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

A United States Holder's initial tax basis in common shares or ADSs will be the United States dollar value of the euro denominated purchase price determined on the date of purchase. If the common shares or ADSs are treated as traded on an "established securities market," a cash basis United States Holder, or, if it elects, an accrual basis United States Holder, will determine the dollar value of the cost of such common shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If such United States Holder converts United States dollars to euros and immediately use that currency to purchase common shares or ADSs, such conversion generally will not result in taxable gain or loss to you.

With respect to the sale or exchange of common shares or ADSs, the amount realized generally will be the United States dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis United States Holder and (2) the date of disposition in the case of an accrual basis United States Holder. If the common shares or ADSs are treated as traded on an "established securities market," a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the United States dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

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

Backup Withholding Tax and Information Reporting Requirements
United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common shares or ADSs made within the United States to a holder of common shares or ADSs (other than an "exempt recipient" which is a payee, including a corporation, that is not a United States person that provides an appropriate certification and certain other persons). Effective for payments made and transactions occurring on or before August 6, 2001 a payor will be required to withhold 31% of any payments of dividends on, or the proceeds from the, sale or redemption of, common shares or ADSs within the United States to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Pursuant to the Economic Growth and Tax Relief Reconciliation Act of 2001, effective for payments made and transactions occurring after August 6, 2001, a payor will be required to deduct and withhold 30.5% of any payments of dividends on, or the proceeds from the sale or redemption of, common shares or ADSs within the United States to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding rate will be reduced to 29% for years 2004 and 2005 and to 28% for years 2006 through 2010.

In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of such United States Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

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

Documents on Display

Copies of this annual report, the documents referred to within this annual report and the Articles of Association as well as the Articles of Association of the Aministratiekantoor and the trust conditions ("Administratievoorwaarden") will be available for inspection upon request at the Corporate Office of Royal Ahold at Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands (tel. +31-75-659-5625).

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about our risk management activities includes "forward-looking statements" that involve risk and uncertainties which are discussed more fully in Item 3- "Key Information - Risk Factors Affecting Financial Condition and Operating results". Actual results could differ materially from those projected in the forward-looking statements, depending on market conditions.

Overview of Financial Instruments

Our primary market risk exposures are exchange rate movements and interest rate fluctuations. We actively review and monitor our exposure and risk to changes in exchange rates and interest rates. To manage foreign exchange transaction exposure and interest rate exposure, we may enter into financial derivative contracts. The derivative financial instruments that we utilize, while appropriate for hedging a particular kind of risk, are not considered specialized or high-risk and are generally available from numerous sources. We do not enter into contracts or utilize derivative financial instruments for trading purposes, and the contracts into which we enter are generally of a duration that is consistent with the anticipated related underlying exposures. All contracts have been entered into with major creditworthy financial institutions, and the risk associated with these transactions is the cost of replacing these agreements at current markets rates. Management believes that the risk of incurring such losses is remote.

Gains and losses from derivative financial instruments that are designated as and deemed to be effective hedges are deferred and are recognized in the statement of earnings when the hedged transactions occur. Gains and losses on instruments that are not designated as and deemed effective hedges are recognized immediately into earnings. Our use of financial instruments and accounting policies for financial instruments are described more fully in Note 25 to the consolidated financial statements.

Financial Instruments

The following table identifies our long-term indebtedness, including capitalized lease commitments, by currency and type of interest. The majority of the borrowings indicated below are fixed or have been fixed through the use of interest rate swaps.


                                                  Fixed Interest   Floating Interest         Total                Total
                                                       2001              2001                2001                 2000
                                                       ----              ----                ----                 ----
Long-term debt and capital leases denominated in:
   US dollars                                       USD 6,409,092     USD    230,759      EUR 7,514,519       EUR 6,855,917
   Euros                                            EUR 4,121,477     EUR    451,900      EUR 4,573,377       EUR 2,837,859
   Other                                            EUR    69,721     EUR    417,055      EUR   486,776       EUR   606,212
                                                                                                -------             -------

Total                                                                                     EUR 12,574,672      EUR 10,299,988
                                                                                              ==========          ==========




Sensitivity Analysis

Interest rates
The following analysis sets out the sensitivity of the fair value of our financial instruments to selected changes in interest rates. Fair values represent the present value of forecasted future cash flows at the market rates taking into account a negative/positive impact for each instrument. The portfolio effect adjustment represents the net effect of a 100 bps move in interest rates to the portfolio. The sensitivity analysis assumes an immediate 100 bps change in interest rates for all our financial instruments from their levels as of December 30, 2001, with all other variables held constant. The 100 bp used in this analysis represents a +/-16% change from the fiscal year end weighted average debt portfolio rate of 6.17%.

                                                                 As of fiscal year end 2001
                                          ----------------------------------------------------------------------------
                                                                                            Sensitivity analysis
                                                                                      --------------------------------
                                                     Carrying           Fair          Fair value at      Fair value at
                                                      Amount            Value           + 100 bps           -100 bps%
                                                      ------            -----           ---------           ---------
Liabilities                                                   (All amounts are stated in Euro)
Long-term debt                                    (13,030,222)       (13,387,960)       (12,749,240)      (14,026,680)

Derivative financial instruments
Currency derivatives                                  316,996                121             42,713            44,362
Interest rate derivatives                             996,456               (108)           (43,045)           39,320
Cross currency derivatives                          3,527,345           (363,284)          (626,054)         (103,750)
Portfolio effect of derivative hedges                                                       246,087          (246,087)
                                                                                            --------         ---------
Total                                                                (13,751,231)       (13,129,539)      (14,292,835)
                                                                     ============       ============      ============



Foreign currency exchange rates
The following analysis sets out the sensitivity of the fair value of our financial instruments to selected changes in exchange rates. Fair values represent the present value of forecasted future cash flows at the market exchange rates. The sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against the Euro from their levels as of the end of fiscal 2001, with all other variables held constant. A +10% change indicates a strengthening of the currency in which our financial instruments are denominated, primarily the dollar, against the Euro and a -10% change indicates a weakening of the currency in which our financial instruments are denominated, primarily the dollar, against the Euro.

                                                                   As of fiscal year end 2001
                                            ---------------------------------------------------------------------------
                                                                                         Sensitivity analysis
                                                                                  -------------------------------------
                                                Carrying             Fair           Fair value at     Fair value at
                                                 Amount             Value               +10%              -10%
                                                 ------             ------              ----              ----
Liabilities                                                       (All amounts are stated Euro)
Long-term debt                                   (13,030,222)        (13,387,960)      (14,065,310)     (12,710,610))

Derivative financial instruments
Currency derivatives                                 316,996                 121             7,540           79,536
Interest rate derivatives                            996,456                (108)           (4,155)             431
Cross currency derivatives                         3,527,345            (363,284)         (777,403)          47,598
Portfolio effect of derivative hedges                                                      131,105         (131,105)
                                                                                           -------         ---------
Total                                                                (13,751,231)      (14,708,223)     (12,714,150)
                                                                     ============      ============     ============




Based on similar analyses related to our market exposures in fiscal 2000, no significant changes in our market exposures were identified.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

For a discussion of changes of  distributions to shareholders in accordance with
Article 39.3 of the Articles of Association, as amended on May 18, 2001, please see Item 10 - "Articles of Association."

ITEM 15

[Reserved]


ITEM 16

[Reserved]

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Index of Consolidated Financial Statements

                                                                            Page
Independent Auditors' Report                                                  69

Consolidated Statements of Earnings for fiscal years 2001,
2000 and 1999                                                                 70

Consolidated Balance Sheets as of December 30, 2001 and
December 31, 2000                                                             71

Consolidated Statements of Cash Flows for fiscal years 2001,
2000 and 1999                                                                 73

Consolidated Statements of Shareholders' equity for fiscal
years 2001, 2000 and 1999                                                     75

Notes to the Consolidated Financial Statements                                76

Our condensed consolidated financial statements prepared under US GAAP are presented in Note 27 to the consolidated financial statements.

Independent Auditors' Report

To the Supervisory Board and Shareholders of Koninklijke Ahold N.V.:


We have audited the accompanying consolidated balance sheets of Koninklijke Ahold N.V. as of December 30, 2001 and December 31, 2000 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 30, 2001. These consolidated financial statements are the responsibility of Koninklijke Ahold N.V.'s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in The Netherlands and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Koninklijke Ahold N.V. as of December 30, 2001 and December 31, 2000 and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2001, in conformity with accounting principles generally accepted in The Netherlands.

Accounting principles generally accepted in The Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net earnings for each of the three fiscal years in the period ended December 30, 2001 and the determination of shareholders' equity as of December 30, 2001 and December 31, 2000 to the extent summarized in Note 27.





Deloitte & Touche
Accountants


March 7, 2002 (March 13, 2002 as to Note 20, March 22, 2002 as to Note 26)

Amsterdam, The Netherlands

                             KONINKLIJKE AHOLD N.V.
                      Consolidated Statements of Earnings
     (Expressed in thousands of Euros, except share and per share amounts)


                                                                                         Fiscal
                                                                                         ------
                                                                      2001                2000                     1999
                                                                      ----                ----                     ----
NET SALES                                                            66,593,065       51,541,601               32,824,327
Cost of Sales                                                       (51,877,136)     (39,654,486)             (24,470,282)
                                                                    ------------     ------------             ------------

GROSS PROFIT                                                         14,715,929       11,887,115                8,354,045
Selling expenses                                                     (9,650,092)      (7,905,310)              (5,806,134)
General and administrative expenses                                  (2,087,536)      (1,702,476)              (1,133,239)
Goodwill amortization                                                  (166,496)          (5,236)                      --
Exceptional results (Note 4)                                           (106,413)              --                       --
                                                                       ---------             ---                      ---

OPERATING RESULTS                                                     2,705,392        2,274,093                1,414,672

Interest income                                                          90,065           87,021                   58,589
Interest expenses                                                    (1,020,853)        (808,990)                (420,820)
Exchange rate differences                                              (101,484)          51,542                   (6,479)
Other financial income and expense                                         (961)           1,162                    2,516
                                                                           -----           -----                    -----
Net financial expense                                                (1,033,233)        (669,265)                (366,194)
                                                                     -----------        ---------                ---------

EARNINGS BEFORE INCOME TAXES AND MINORITY INTEREST                    1,672,159        1,604,828                1,048,478

Income taxes                                                           (457,364)        (401,010)                (283,001)
                                                                       ---------        ---------                ---------

EARNINGS AFTER INCOME TAXES AND BEFORE MINORITY INTEREST              1,214,795        1,203,818                  765,477
Income from unconsolidated companies                                     14,553           14,562                    7,437
Minority interests                                                     (115,827)        (102,389)                 (20,807)
                                                                       ---------        ---------                 --------

NET EARNINGS                                                          1,113,521        1,115,991                  752,107
                                                                      =========        =========                  =======

Dividend cumulative preferred financing shares                           38,177           17,444                   12,167
                                                                         ------           ------                   ------

NET EARNINGS AFTER PREFERRED DIVIDENDS                                1,075,344        1,098,547                  739,940

Weighted average number of common shares outstanding (x 1,000)          857,509          737,403                  657,320

EARNINGS PER COMMON SHARE                                                  1.25             1.49                     1.13
DILUTED EARNINGS PER COMMON SHARE                                          1.23             1.43                     1.10




               The accompanying notes are an integral part of the
                       consolidated financial statements

                             KONINKLIJKE AHOLD N.V.
                           Consolidated Balance Sheets
                        (Before appropriation of current
                 year results) (Expressed in thousands of Euros,
                       except share and per share amounts)

                                                                           December 30,        December 31,
                                                                               2001                2000
                                                                               ----                ----
ASSETS

CURRENT ASSETS:
Cash and cash equivalents (Note 5)                                           1,972,273             1,335,592
Receivables (Note 6)                                                         3,453,869             2,849,275
Inventories (Note 7)                                                         5,067,035             4,100,223
Other current assets (Note 8)                                                  551,106               576,876
                                                                               -------               -------

TOTAL CURRENT ASSETS                                                        11,044,283             8,861,966
                                                                            ----------             ---------

NON-CURRENT ASSETS:
Tangible fixed assets, net of depreciation (Note 9)
   Buildings and land                                                        7,659,768             6,855,938
   Machinery and equipment and other                                         5,698,480             4,730,821
   Under construction                                                          713,581               645,892
                                                                               -------               -------
          Total tangible fixed assets                                       14,071,829            12,232,651

Intangible fixed assets, net of amortization (Note 10)                       5,648,679             3,152,688
Investments in unconsolidated companies (Note 11)                              424,066               407,843
Loans receivable (Note 12)                                                     534,157               414,055
Deferred income taxes (Note 21)                                                513,450               391,421
                                                                               -------               -------

TOTAL NON-CURRENT ASSETS                                                    21,192,181            16,598,658
                                                                            ----------            ----------













TOTAL ASSETS                                                                32,236,464            25,460,624
                                                                            ==========            ==========


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                             KONINKLIJKE AHOLD N.V.
                     Consolidated Balance Sheets (continued)
      (Expressed in thousands of Euros, except share and per share amounts)

                                                                                             December 30,         December 31,
                                                                                                 2001                  2000
                                                                                                 ----                  ----
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Loans payable (Note 13)                                                                        1,848,912           2,355,345
Taxes payable                                                                                    715,850             551,185
Accounts payable                                                                               6,029,505           5,185,432
Accrued expenses                                                                               1,530,520           1,418,778
Other current liabilities (Note 14)                                                              945,799             710,120
                                                                                                 -------             -------

TOTAL CURRENT LIABILITIES                                                                     11,070,586          10,220,860

LONG-TERM LIABILITIES
Subordinated loans (Note 15)                                                                   1,779,684           1,779,907
Other loans (Note 15)                                                                          9,282,752           7,183,514
                                                                                             - ---------           ---------
      Total Subordinated Loans & Other                                                        11,062,436           8,963,421

Capitalized lease commitments (Note 16)                                                        1,512,236           1,336,567
Deferred income taxes (Note 21)                                                                  437,982             362,949
Other provisions (Note 17)                                                                     1,576,570           1,396,882
                                                                                             - ---------           ---------

TOTAL LONG-TERM LIABILITIES                                                                   14,589,224          12,059,819

COMMITMENTS AND CONTINGENCIES (Note 20)

MINORITY INTEREST                                                                                684,540             677,379

SHAREHOLDERS' EQUITY (Note 18):
Cumulative preferred shares--EUR 500 par value;
    authorized--800,000 shares; issued--none                                                          --                  --
Cumulative preferred financing shares--EUR 0.25 par value; authorized--400,000,000 shares;
outstanding in 2001 and 2000--259,317,164 shares                                                  64,829              64,829
Common shares--EUR 0.25 par value; authorized--1,200,000,000 shares; outstanding in
2001---920,979,176 shares and in 2000--816,849,445 shares                                        230,245             204,213
Additional paid-in capital                                                                    11,218,491           8,675,969
Revaluation reserve                                                                               20,521              26,124
Reserve shareholdings                                                                             34,668              14,589
Reserve for exchange rate differences                                                           (189,714)            (85,270)
General reserve                                                                               (5,486,926)         (6,397,888)
                                                                                             ------------         -----------

TOTAL SHAREHOLDERS' EQUITY                                                                     5,892,114           2,502,566
                                                                                               ---------           ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                    32,236,464          25,460,624
                                                                                              ==========-         ==========



               The accompanying notes are an integral part of the
                       consolidated financial statements.

                             KONINKLIJKE AHOLD N.V.
                     Consolidated Statements of Cash Flows
                       (Expressed in thousands of Euros)

                                                                                                  Fiscal
                                                                                      2001          2000          1999
                                                                                      ----          ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Earnings before income taxes                                                       1,672,159        1,604,828      1,048,478

Adjustments for:
    Depreciation and amortization                                                  1,680,577        1,181,699        868,123
    Results on sale of tangible fixed assets                                        (158,565)         (95,531)       (28,497)
    Other Adjustments <F1>                                                           214,185               --          1,847

 OPERATIONAL CASH FLOW BEFORE CHANGES IN WORKING CAPITAL                           3,408,356        2,690,996      1,889,951

Changes in working capital:
   Trade receivables                                                                (109,418)        (364,037)       (23,687)
   Other receivables                                                                (199,576)         214,314        (22,022)
   Inventories                                                                      (265,605)        (324,171)      (256,343)
   Accounts payable                                                                   94,024          451,715        106,398
   Other current liabilities                                                          (2,307)         438,390        254,122
                                                                                      -------         -------        -------
CHANGES IN WORKING CAPITAL                                                          (482,882)         416,211         58,468
                                                                                   ----------        --------         ------

    Change in other provisions                                                      (285,763)        (196,393)       (82,286)
    Corporate income taxes paid                                                     (263,990)        (310,080)      (168,818)

NET CASH FROM OPERATIONAL ACTIVITIES                                               2,375,721        2,600,734      1,697,315

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible fixed assets                                                 (184,215)        (181,109)       (30,856)
Purchase of tangible fixed assets                                                 (2,834,809)      (2,468,956)    (1,732,790)
Divestments of tangible and intangible fixed assets                                1,291,758          532,530        178,320
Acquisition of consolidated subsidiaries                                          (2,847,343)      (7,660,141)      (699,846)
Acquisition of interests in unconsolidated subsidiaries                              (95,180)         (58,377)       (18,493)
Remitted earnings of unconsolidated subsidiaries                                       4,928            3,614          4,182
Divestment of subsidiaries                                                            33,721            4,163         20,898
Issuance of loans receivable                                                        (319,027)        (206,457)       (58,203)
Repayment of loans receivable                                                        207,974           93,568         69,425
                                                                                     --------         -------         ------
NET CASH FROM INVESTING ACTIVITIES                                                (4,742,193)      (9,941,165)    (2,267,363)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common shares                                        2,501,384        2,676,500             --
Net proceeds from issuance of cumulative preferred financing shares                       --          394,894             --
Net proceeds from issuance of convertible subordinated notes                              --          920,000             --
Proceeds from exercised stock options                                                 66,947           55,585         20,836
Increase (decrease) in minority interests                                            (57,583)          29,374        325,872
Proceeds from long-term debt                                                       4,824,885       10,063,810      1,375,118
Repayments of long-term debt                                                      (3,482,226)      (7,040,260)    (1,106,920)
Repayments of financial lease commitments                                            (83,008)         (83,557)       (53,043)
Change in short-term loans payable                                                  (746,078)         454,391        339,463
Payment of dividend on common shares                                                 (94,088)         (43,856)       (34,522)
Payment of dividend on cumulative preferred financing shares                         (31,503)         (12,135)       (11,971)
                                                                                     --------         --------       --------
NET CASH FROM FINANCING ACTIVITIES                                                 2,898,730        7,414,746        854,833

Exchange rate differences                                                            (48,841)         (43,110)        44,184
NET CHANGE IN CASH                                                                   483,417           31,205        328,969

Cash and cash equivalents at beginning of fiscal year                              1,335,592          887,592        519,395
Cash brought in through acquisitions and new consolidations                          153,264          416,795         39,228
                                                                                     --------         -------         ------

CASH AND CASH EQUIVALENTS AT END OF FISCAL YEAR                                    1,972,273        1,335,592        887,592

<F1>Other  Adjustments in fiscal 2001 fully  represents the exchange rate losses on USD loans that have been accounted for in earnings resulting from the devaluation of the Argentine Peso.

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                             KONINKLIJKE AHOLD N.V.
               Consolidated Statements of Cash Flows (continued)
                       (Expressed in thousands of Euros)

  SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INVESTING AND FINANCING ACTIVITIES
                                    (Note 5)

                                                                                        Fiscal

Acquisitions:                                                           2001             2000            1999

Fair value of assets acquired                                            2,583,493       5,058,547          508,802

Goodwill                                                                 2,305,822       7,972,597          372,847

Less Liabilities assumed                                               (2,041,972)     (5,371,003)        (181,803)

Cash acquired                                                            (153,264)       (416,795)         (39,228)

Acquisitions, net of cash acquired (Note 3)                              2,694,079       7,243,346          660,618


                             KONINKLIJKE AHOLD N.V.
                 Consolidated Statements of Shareholders' Equity
      (Expressed in thousands of Euros, except share and per share amounts)


                                                                           Additional
                                                     Share                 paid-in          Revaluation
                                                    Capital                capital            reserve
BALANCE AS OF JANUARY 3, 1999                        175,181                4,207,841          52,674
Net earnings                                              --                       --              --
Dividend on 1999 cumulative preferred
  financing shares                                        --                       --              --
Common shares issued as optional stock
  dividend                                             3,738                   (3,738)             --
Common shares issued from exercise of
  option rights                                          434                   20,402              --
Goodwill paid                                             --                       --              --
Changes in valuation                                      --                       --         (22,453)
Exchange rate differences in foreign interests            --                       --              --
                                                         ---                      ---             ---
BALANCE AS OF JANUARY 2, 2000                        179,353                4,224,505          30,221
Net earnings                                              --                       --              --
Dividend on 2000 cumulative preferred
  financing shares                                        --                       --              --
Common shares issued as optional stock
  dividend                                             4,122                   (4,122)             --
Common shares issued from exercise of
  option rights                                          747                   54,838              --
Goodwill paid                                             --                       --              --
Changes in valuation                                      --                       --          (4,097)
Change in nominal value EUR 0.25                      21,309                  (21,309)             --
Common shares issued                                  34,682                4,055,986              --
Preferred shares issued                               28,829                  366,065              --
Shares issued upon conversion of
subordinated convertible notes                            --                        6              --
Exchange rate differences in foreign interests            --                       --              --
                                                         ---                      ---             ---
BALANCE AS OF DECEMBER 31, 2000                      269,042                8,675,969          26,124
                                                     =======                ==========        =======
Net earnings                                              --                       --              --
Dividend on 2001 cumulative preferred
financing shares                                          --                       --              --
Common shares issued as optional stock
  dividend                                             5,115                   (5,115)             --
Common shares issued from exercise of
  option rights                                          790                   66,157              --
Goodwill adjustments <F1>                                 --                       --              --
Changes in valuation                                      --                       --          (5,603)
Common shares issued                                  20,125                2,481,259              --
Shares issued upon conversion of
subordinated convertible notes                             2                      221              --
Exchange rate differences in foreign interests            --                       --              --
                                                         ---                      ---             ---
BALANCE AS OF DECEMBER 30, 2001                      295,074               11,218,491          20,521
                                                     =======               ==========          ======

                                                                      Reserve for
                                                                       exchange
                                                     Reserve             rate              General
                                                  Shareholdings       differences          Reserve          Total
BALANCE AS OF JANUARY 3, 1999                          1,594            (337,734)          (2,375,792)     1,723,764
Net earnings                                              --                  --              752,107        752,107
Dividend on 1999 cumulative preferred
  financing shares                                        --                  --              (12,167)       (12,167)
Common shares issued as optional stock
  dividend                                                --                  --              (34,523)       (34,523)
Common shares issued from exercise of
  option rights                                           --                  --                   --         20,836
Goodwill paid                                             --                  --             (372,847)      (372,847)
Changes in valuation                                       6                  --               19,211         (3,236)
Exchange rate differences in foreign interests            --             277,182                  749        277,931
                                                         ---             --------                ----        -------
BALANCE AS OF JANUARY 2, 2000                          1,600             (60,552)          (2,023,262)     2,351,865
Net earnings                                              --                  --            1,115,991      1,115,991
Dividend on 2000 cumulative preferred
  financing shares                                        --                  --              (17,444)       (17,444)
Common shares issued as optional stock
  dividend                                                --                  --              (43,856)       (43,856)
Common shares issued from exercise of
  option rights                                           --                  --                   --         55,585
Goodwill paid                                             --                  --           (5,416,328)    (5,416,328)
Changes in valuation                                  12,989                  --              (12,989)        (4,097)
Change in nominal value EUR 0.25                          --                  --                   --             --
Common shares issued                                      --                  --                   --      4,090,668
Preferred shares issued                                   --                  --                   --        394,894
Shares issued upon conversion of
subordinated convertible notes                            --                  --                   --              6
Exchange rate differences in foreign interests            --             (24,718)                  --        (24,718)
                                                         ---             --------                ----        -------
BALANCE AS OF DECEMBER 31, 2000                       14,589             (85,270)          (6,397,888)     2,502,566
                                                      =======            ========          ===========     =========
Net earnings                                              --                  --            1,113,521      1,113,521
Dividend on 2001 cumulative preferred
financing shares                                          --                  --              (38,177)       (38,177)
Common shares issued as optional stock
  dividend                                                --                  --              (94,270)       (94,270)
Common shares issued from exercise of
  option rights                                           --                  --                   --         66,947
Goodwill adjustments <F1>                                 --                  --              (32,732)       (32,732)
Changes in valuation                                  20,079                  --              (22,880)        (8,404)
Common shares issued                                      --                  --                   --      2,501,384
Shares issued upon conversion of
subordinated convertible notes                            --                  --                   --            223
Exchange rate differences in foreign interests            --            (104,444)             (14,500)      (118,944)
                                                         ---             --------                ----        -------
BALANCE AS OF DECEMBER 30, 2001                       34,668            (189,714)          (5,486,926)     5,892,114
                                                      ======            =========          ===========     =========



<F1> For fiscal 2001, goodwill adjustments relate to fair value adjustments for fiscal 2000 acquisitions. Goodwill in fiscal 2001 is capitalized as an intangible asset and amortized over a period not greater than 20 years, in accordance with Dutch GAAP

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999


NOTE 1: DESCRIPTION OF THE BUSINESS

Company's business
Koninklijke Ahold N.V.'s ("Royal Ahold","Ahold" or the "Company") principal activity is the operation of retail trade supermarkets both in the United States and in Europe with additional activities in Latin America and Asia. Such retail operations are primarily conducted through the following consolidated subsidiaries or partnerships:

    Region                                           Number of stores, including
                                                      franchises and associated
                                                               stores
                                                       As of December 30, 2001

    United States:
      Stop & Shop Companies, Inc.                                   321
      Giant-Food Stores, LLC (Giant Carlisle)                       107
      BI-LO, LLC                                                    446
      Tops Markets, LLC                                             370
      Giant Foods, Inc. (Giant Landover)                            186
      Bruno's LLC                                                   185
    Europe:
      The Netherlands
         Albert Heijn B.V.                                          686
         Gall & Gall B.V.                                           493
         Schuitema N.V.                                             515
         Etos B.V.                                                  496
         Jamin B.V.                                                 141
         Ter Huurne B.V.                                              2
      Scandinavia:
         ICA A.B.                                                  2991
      Portugal--Jeronimo Martins Retail, SGPS, S.A.                 198
      The Czech Republic--Ahold Czech Republic A.S.                 205
      Poland--Ahold Polska Sp. z o.o.                               165
      Spain--Ahold SuperMercados S.L.                               623
    Latin America:
      Brazil--Bompreco S.A. Supermercados do
         Nordeste                                                   110
      Argentina--Disco S.A.                                         236
      Chile--Santa Isabel S.A.                                      118
      Guatemala - La Fragua S.A.                                    144
    Asia Pacific:
      Malaysia--Royal Ahold - Perlis (Tops) Sdn. Bhd.                39
      Thailand--CRC Ahold Company Ltd.                               44
      Indonesia--PCP group                                           21
          Total Company                                           8,842

Royal Ahold also operates foodservice activities in the United States, The Netherlands and Sweden. In the United States, Royal Ahold operates U.S. Foodservice, the second largest food service distributor in the United States, based on net sales. In Europe, Royal Ahold conducts food service through Deli XL in The Netherlands and through ICA Menyforetagen in Sweden.

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999


Royal Ahold has three wholly-owned real estate affiliates, Ahold Real Estate Company, Inc. ("ARC") and Ahold Real Properties LLC. ("ARP") in the United States, and Ahold Vastgoed B.V. ("AVG") in The Netherlands. These three companies are engaged in the financing, development and management of store sites and shopping centers primarily in support of Royal Ahold's retail operations.

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Royal Ahold presented herein, and the notes thereto, are prepared on a consolidated basis in conformity with accounting principles generally accepted in The Netherlands ("Dutch GAAP"). The valuation of assets, liabilities and shareholders' equity and the determination of earnings are based on historical cost, except for AVG's 1988 revaluation of its real estate, as explained under "Revaluation reserve" of this Note 2.

Consolidation

Royal Ahold consolidates all companies over which it exercises control, as evidenced by majority ownership (51%) or through control of management. Companies over which Royal Ahold can exercise considerable influence in terms of business and financial policy, and where Royal Ahold owns more than a 20% interest, are accounted for using the equity method. Other unconsolidated companies are stated at historical cost unless there is a permanent decline in value.

If circumstances were such that there was a change in control, or we are deemed not to control management in one of our consolidated subsidiaries, this would prevent us from consolidating its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a "controlling financial interest" within the meaning of Dutch and US GAAP. If we were to become unable to consolidate a subsidiary, that subsidiary's results would no longer be included in our operating results. Instead, the proper portion would be reflected as a separate line item called "Income from unconsolidated companies" in our consolidated statements of earnings. In addition, we would no longer be able to consolidate the assets and liabilities of that subsidiary and would have to reflect the net investment in the line item "Investments in unconsolidated companies" in our consolidated balance sheets. We could lose our controlling position if market conditions were such that it would be more beneficial for us to sell a participating ownership interest.

Comparability of the financial statements with those included in the Annual Report of Royal Ahold

The financial statements and related notes of Royal Ahold presented herein differ in certain respects from the financial statements and related notes presented in the printed English language version of the 2001 Annual Report of Royal Ahold. The principal differences are reclassifications within certain financial statement categories, terminology changes and additional disclosures have been provided in order to present these financial statements in a format more customary to readers of US annual reports.

Use of estimates

The preparation of Royal Ahold's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates, along with revenues and expenses during the reported periods. Actual results could differ from those estimates.

Fiscal year

Royal Ahold's fiscal year generally consists of 52 weeks and ends on the Sunday nearest to December 31. Fiscal 2001 contained 52 weeks and ended on December 30, 2001. Fiscal 2000 contained 52 weeks and ended on December 31, 2000 and fiscal 1999 contained 52 weeks and ended on January 2, 2000.

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform to the current year presentation. In fiscal 2001, Royal Ahold adopted a new definition for net sales, mainly impacting its US operations. Under this new

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999


definition, certain promotional costs were reclassified from cost of goods sold and accounted for as a reduction in sales. Net sales for prior years were restated to reflect this change.

Foreign exchange

Transactions, receivables and liabilities denominated in foreign currencies resulting from ordinary activities are translated at the prevailing rates of exchange. The resulting exchange rate differences are added or charged to operating results. Exchange rate differences resulting from financing activities are recorded in net financial expenses.

In consolidation, subsidiaries' balance sheets whose functional currency is other than Euros are translated at the rates of exchange prevailing at the end of the fiscal year; the amounts in the subsidiaries' statements of earnings denominated in currencies other than Euros are translated per quarter at the quarter's average rate of exchange. The resulting exchange rate differences are added or charged directly to shareholders' equity. On a cumulative basis, the aggregate amount of foreign exchange rate differences charged against shareholders' equity was EUR 190 million as of December 30, 2001.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, current bank accounts and short-term deposits with a maturity of three months or less at the date of purchase.

Receivables/Loans receivable

Receivables and loans receivables are recorded at face value less provisions for uncollectible amounts. The Company sells certain customer receivables in securitizations and retains a participation interest. Losses on sale of receivables vary on a monthly basis and are generally related to short-term interest rates that are charged to the Company on the participation interest. The retained interest is recorded at fair value.

Inventories

Inventories are stated at the lower of historical cost or manufacturing cost based on the first-in, first-out ("FIFO") method or weighted average method, or at market value if lower than cost.

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999



Other current assets

Other current assets consist of prepayments and project financing costs. Prepayments are recognized as an asset until amounts are applied to future expenses. Project financing costs represent construction costs for land and buildings currently under development associated with locations which are intended to be sold and leased back to the Company.

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


Interest incurred during construction is capitalized as part of the related asset, and totaled EUR 14 million, EUR 18 million, and EUR 15 million in fiscal 2001, 2000 and 1999, respectively. The amount recorded for buildings also includes capitalized leases for real estate. Amortization on capital leases takes place in accordance with the straight-line method over the length of the lease, based on each agreement.

Intangible fixed assets

Goodwill represents the excess of the cost of business' acquired over the fair market value of identifiable net assets at the date of acquisition. Goodwill was charged directly to shareholders' equity up to December 1, 2000. As of December 1, 2000 goodwill was capitalized and amortized on a straight line basis over a maximum period of 20 years.

Lease interest primarily represents the discounted value of the difference between the fair rental value and the contractual rents due on leases as recorded at the time of the acquisition of a business or takeover of such leases. These discounted intangible assets are amortized over the remaining length of the lease agreements on a straight-line basis.

Beginning January 2, 2000, certain costs relating to software developed in-house or purchased for internal use are capitalized when certain criteria are met. Cost incurred prior to the establishment of technological feasibility are expensed as incurred and overhead, general and administrative and training cost are also expensed as incurred. Amortization is calculated using the straight-line method over the anticipated useful life of the assets, ranging from three to five years. The software capitalized in previous years was also transferred from tangible fixed assets to intangible fixed assets in fiscal 2000.

Investments in unconsolidated companies

Royal Ahold participates in certain joint ventures and partnerships, as well as maintains investments in other companies. Royal Ahold consolidates all companies over which it exercises control, as evidenced by majority ownership (51%) or through control of management. Companies over which Royal Ahold can exercise considerable influence in terms of business and financial policy, and where Royal Ahold owns more than a 20% interest, are accounted for using the equity method. Other unconsolidated companies are stated at historical cost unless there is a permanent decline in value.

Recoverability of non-current assets

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

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999



Other provisions

Provisions are recorded for pensions, loss reserves, bankruptcy guarantees, conversion costs, straight line rent, and other liabilities of the Company. These provisions are recorded when it is reasonably possible that a loss may be incurred and the amount of the loss can be reasonably estimated.

The Company also records provisions for closed and divested facilities and severance and other personnel costs when it enters plans for store and distribution center closures or disposals in connection with exit activities and business combinations. Costs related to store closures and disposals are reflected in the income statement as "General and Administrative expenses." For leased locations the Company intends to close, a lease-related liability is recorded for the present value of the estimated remaining non-cancelable lease payments after the closing date, net of estimated subtenant income, or for estimated lease settlement costs. In addition, the Company records a liability for costs to be incurred after the store closing which are required under leases or local ordinances for site preservation during the period before lease termination. Severance costs incurred in connection with store closings are recorded when it is identified that certain employees will be terminated.

For stores the Company intends to sell, the Company actively markets the stores to potential buyers. A provision is recorded when stores held for disposal are reduced to their estimated net realizable value. The value of equipment and leasehold improvements related to a closed store is reduced to reflect recoverable values based on the Company's previous efforts to dispose of similar assets and current economic conditions.

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

Revenue Recognition

Revenues are recognized at the point of sale to retail customers and upon delivery of inventory to franchised and associated stores or upon delivery to our food service accounts. Royal Ahold records shipping and handling costs billed to customers as sales revenues. Promotional discounts issued by the Company are recorded upon redemption as a reduction of sales. Costs incurred for shipping and handling are included in "Selling expenses".

Income for in-store promotions, merchant coupons, or other incentives from suppliers that are non-refundable credits or payments are recognized when the related activities that are required by the supplier are completed, the amount is fixed and determinable and the collectibility is reasonably assured. This income is generally included as an offset of "Cost of sales." The total value of any up-front or other periodic payments received from vendors that are linked to purchase commitments

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999



is initially deferred. The deferred amounts are then amortized to reduce cost of goods sold over the life of the contract based upon periodic purchase volume. The total value of any up-front or other periodic payments received from vendors that are not linked to purchase commitments is also initially deferred and recognized in income when earned. Funds that are directly linked to advertising commitments are recognized as a reduction of cost of sales when the related advertising commitment is satisfied.

Included within net sales are franchise revenues, which represent sales to franchise stores, along with franchise fees remitted to the Company in accordance with individual franchising contracts. These generally include fees for services provided by the Company and a percentage of franchise store sales. Franchise revenues were EUR 1,681 million, EUR 1,297 million and EUR 1,025 million for the fiscal 2001, 2000 and 1999, respectively.

Advertising

Royal Ahold recognizes advertising expenses as incurred. Advertising expenses totaled EUR 706 million, EUR 553 million and EUR 327 million in fiscal years 2001, 2000 and 1999, respectively.

Earnings per share

The calculation of earnings per common share is based on the weighted average number of shares outstanding during the fiscal year. The number of shares outstanding is retroactively adjusted for stock dividends. The calculation of diluted net earnings per common share is calculated based on the weighted average number of common shares outstanding, inclusive of the number of shares that would have been issued upon conversion of all dilutive common shares, such as convertible subordinated notes and the exercise of employee stock options outstanding. The 4% EUR 920 million convertible note was anti-dilutive in fiscal 2001; for fiscal 2000 and 1999, it was dilutive.

NOTE 3 BUSINESS ACQUISITIONS AND INVESTMENTS

During fiscal years 2001, 2000 and 1999, we completed the acquisitions and partnership investments set forth below. The store counts indicated below represent the number of stores operated at the time of acquisition, unless otherwise indicated.

o Bruno's supermarkets: In December 2001, Royal Ahold completed its acquisition of Bruno's Supermarkets for a total cash consideration of $578 million (EUR 644 million), including assumed debt. Bruno's is a prominent food retailer operating in the Southeastern United States. The acquisition resulted in goodwill in the amount of EUR 104.1 million, which was assigned to the retail trade segment. The results of Bruno's operations have been included in the consolidated financial statements beginning in December 2001.

o Alliant: In November 2001, U.S. Foodservice acquired 100% of the shares of Alliant Exchange, Inc. ("Alliant") for approximately $2.2 billion (EUR 2.5 billion), including assumed debt. Alliant is a food service distributor that services approximately 125,000 healthcare, restaurant, lodging and other institutional accounts across the United States. The results of Alliant's operations have been included in the consolidated financial statements since December of fiscal 2001. The acquisition resulted in goodwill of EUR 1.7 billion, which has been tentatively assigned to the food service segment. As a result of this acquisition, the Company is expected to further expand its service area in the Midwest and Western United States. It also expects to reduce costs and create significant synergies by streamlining operations with U.S. Foodservice.

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the Alliant acquisition. Ahold is in the process of obtaining third-party valuations of certain intangible assets and evaluating various matters related to the acquisition, including the fair value of other assets and liabilities; thus the allocation of the purchase price is subject to refinement.

     At November 30, 2001

     (stated in thousands of Euros)

     Current assets                           740,979
     Tangible fixed assets                    504,814
     Intangible assets                         46,354

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999



     Goodwill                               1,749,912
                                            ---------
     Total assets acquired                  3,042,059

     Current liabilities                    (906,524)
     Long-term debt                         (487,552)
                                            ---------
     Total liabilities assumed            (1,394,076)
                                          -----------

     Net assets acquired                    1,647,983
                                            =========

     The acquired intangible assets have a weighted-average useful life of approximately 4 years and are related to computer software.

o Cemetro: In July 2001, Superdiplo completed the acquisition of Supermercados Cemetro for 11,061 million Spanish Pesetas, or approximately EUR 66 million. Cemetro operates a chain of 24 stores in the Canary Islands, which are particularly geared towards servicing the tourist sectors. The acquisition resulted in goodwill of EUR 33 million, which was assigned to the retail trade segment.

o Mutual: In May 2001, U.S. Foodservice acquired Mutual Wholesale Company, a broadline food service distributor in Florida, for approximately EUR 134 million, including assumed debt. Mutual services over 4,200 accounts, which include restaurants, schools, universities and health care institutes. The acquisition resulted in goodwill of EUR 83 million, which was assigned to the food service segment.

o Grand Union: In February 2001, two of Royal Ahold's US operating companies, Tops and Stop & Shop, acquired 56 supermarkets and eight sites from C&S Wholesale Distributors, which acquired the locations from Grand Union, for approximately $209 million (EUR 233 million). Stop & Shop completed integration of 36 stores and eight sites into their operations during the first half of fiscal 2001 and Tops integrated the remaining 20 stores. The acquisition resulted in a total of EUR 3 million goodwill, which was assigned to the retail trade segment, along with approximately $77 million (EUR 87 million) intangible lease rights.

o Parkway: In February 2001, U.S. Foodservice acquired Parkway Food Service, a broadline food service distributor in western Florida, for approximately EUR 32 million. Parkway services over 1,000 accounts, mostly restaurants, schools, universities and health care institutes. The acquisition resulted in goodwill of EUR 22 million, which was assigned to the food service segment.

o Superdiplo: Royal Ahold acquired 97.64% of the outstanding shares of the Spanish food retailer, Superdiplo, S.A. by means of a public tender offer, in which 0.74 of a common share of Royal Ahold was offered for every Superdiplo share, subject to certain adjustments. On January 3, 2001, Royal Ahold exchanged the 36,849,875 newly issued Royal Ahold common shares for 49,797,129 Superdiplo shares, representing 97.64% of the outstanding share capital in Superdiplo. Additionally, Royal Ahold exercised stock option rights during fiscal 2001, which brought the total share ownership to 98.73% as of the end of fiscal 2001. In December 2001, Royal Ahold commenced a tender offer for the additional shares of Superdiplo. The tender offer closed on January 21, 2002, resulting in Royal Ahold owning 99.97% of the outstanding share capital of Superdiplo. The balance sheet of Superdiplo was included in the consolidated financial statements as of the end of fiscal 2000, as Royal Ahold obtained beneficial ownership on December 29, 2000 and the operating results of Superdiplo are included in our consolidated statement of earnings beginning January 2001. Superdiplo operates over 300 stores in Southern Spain, Andalusia, the Canary Islands and the greater Madrid region, as well as two stores in Northern Morocco.

o PYA/Monarch: In December 2000, U.S. Foodservice completed its acquisition of PYA/Monarch, a food service distributor in the southeastern United States for a total cash consideration of approximately $1.57 billion. PYA/Monarch was previously a subsidiary of Sara Lee Corporation.

o The A&P Stores: In September 2000, Schuitema acquired the A&P Group in The Netherlands with 123 supermarkets and six hypermarkets.

o Bompreco: In June 2000, Royal Ahold acquired the remaining voting rights from the other shareholders of Bompreco in Brazil

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999



o Peapod: In June 2000, Royal Ahold acquired convertible preferred stock of the US on-line grocer Peapod, Inc. that were convertible or exercisable into shares of common stock that, after giving effect to such conversion, would have represented approximately 51% of Peapod's outstanding common stock. In October 2000, Royal Ahold purchased 2,331,917 shares of Peapod common stock in an open market transaction.

     In August 2001, Royal Ahold acquired an additional 12,581,632 shares of Peapod Common Stock pursuant to a tender offer for a price of $2.15 per share. Additionally, Royal Ahold exercised warrants to purchase additional shares of Peapod's common stock, and through a merger, converted the common stock held by minority shareholders into the right to receive cash consideration, resulting in Royal Ahold owning 100% of Peapods outstanding common stock.

     Royal Ahold paid approximately EUR 37 million for the portion of Peapod not owned by it as of the end of fiscal 2000. The fair value of the net assets acquired in 2001 was approximately negative $12 million (negative EUR 13 million) resulting in goodwill of approximately $47 million (EUR 53 million). Combined with the goodwill of approximately $55 million (EUR 58 million) purchased during fiscal 2000, a total of $102 million (EUR 111 million) of goodwill was assigned to the retail trade segment. Royal Ahold believes that the acquisition of Peapod will further enhance its ability to expand its customer base and compliment existing operations by offering home delivery services. Royal Ahold expects that through synergies with existing operations, process refinement and technological advances, Peapod offers medium to long-term opportunities for growth and profitability.

o Streamline: In September 2000, Peapod acquired various assets of Streamline.com, a US on-line shopping and delivery service based in Westwood, Massachusetts. Peapod paid approximately $12 million for the Washington, D.C./Baltimore area facilities of Streamline, which were used for Giant-Landover's internet-based home delivery services.

o The ICA Group: In April 2000, Royal Ahold acquired a 50% partnership interest in ICA, the largest Scandinavian food retailer, for approximately EUR 1.8 billion in cash. ICA was formed in early 1999 when ICA AB acquired an additional 55% of Norway's Hakon Gruppen AS, which became a wholly owned subsidiary. In August 1999, ICA entered into a non-consolidated 50/50 joint-venture with Statoil. In March 2001, ICA acquired an additional 0.1% of ICA Denmark for approximately EUR 42.8 million, of which EUR 28.7 million was assigned to goodwill.

o U.S. Foodservice: In April 2000, Royal Ahold acquired U.S. Foodservice, the second largest food service distributor in the United States, based on sales, for approximately $3.6 billion, including the assumption of approximately $925 million in debt. In July 2000, GFG Foodservice, a broadline distributor in North Dakota, South Dakota and northern Minnesota, was acquired by U.S. Foodservice.

o Kampio: In January 2000, Royal Ahold acquired the Catalonian supermarket chain Kampio, based in Barcelona.

o Ekono: In January 2000, Royal Ahold acquired Ekono, which had 10 large supermarkets in Buenos Aires.

o La Fragua: In December 1999, Royal Ahold established a 50/50 partnership, Paiz Ahold, which controlled an 80.5% interest in La Fragua, the largest food retailer in Guatemala. Royal Ahold completed this agreement in December 1999 and, as a result, the assets and liabilities of La Fragua are reflected in its consolidated balance sheet at the end of fiscal 1999 but none of the operating results are included in its consolidated statement of earnings for fiscal 1999.

o Supamer and Gonzalez: In May 1999, through Royal Ahold's partnership with Velox Retail Holdings, Disco Ahold International Holdings acquired 75 stores from Supamer and Gonzalez.

o Gastronoom: In July 1999, Royal Ahold acquired Gastronoom, a Dutch institutional food supplier, for EUR 152 million including the assumption of interest-bearing debt. In July 1999, Gastronoom was combined with Royal Ahold's existing food service company in The Netherlands, Grootverbruik Ahold to form Deli XL.

o Dialco, Dumaya, Guerrero and Castillo del Barrio: Throughout 1999, Royal Ahold acquired several companies in Spain for an aggregate amount of EUR 118 million in cash.

The above acquisitions have been accounted for by the purchase method of accounting. The purchase price has been

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999




allocated based on the estimated fair values of the assets acquired and the liabilities assumed. As discussed in Note 2 to the consolidated financial statements, under Dutch GAAP, any resulting goodwill was immediately charged to shareholders' equity in the year of acquisition through November 2000. As of December 1, 2000, goodwill is capitalized and amortized on a straight line basis over a maximum period of 20 years. For treatment of goodwill under generally accepted accounting principals in the Unites States ("US GAAP"), please refer to
Note 27. Goodwill is, in general, only tax deductible in the case of an asset deal. The operating results of all acquisitions are normally included in the Consolidated Statements of Earnings from the dates of their respective acquisitions.



Unaudited pro forma financial data

The most significant acquisition for Ahold in fiscal 2001 was the acquisition of Alliant; however, Royal Ahold also had a series of individually insignificant acquisitions during fiscal 2001 as discussed above. Therefore, the unaudited pro forma combined financial data, prepared in accordance with Dutch GAAP, as set forth below, gives effect to the acquisition of Alliant as well as the individually insignificant acquisitions that are material in the aggregate,
Mutual and the former Grand Union stores (collectively, the "2001 Acquisitions"). The unaudited proforma financial data also gives effect to the fiscal 2000 acquisition of U.S. Foodservice, the 50% partnership interest in ICA, PYA/Monarch and Superdiplo (the "2000 Acquisitions")

Royal Ahold has prepared the fiscal 2001 unaudited pro forma data as if the fiscal 2001 Acquisitions occurred at the beginning of the period, the fiscal 2000 unaudited pro forma data as if the fiscal 2001 and fiscal 2000 Acquisitions occurred at the beginning of the period and the fiscal 1999 unaudited pro forma financial data as if the fiscal 2000 Acquisitions occurred at the beginning of the period. We have made certain assumptions to calculate income tax, interest, and depreciation expense using the accounting bases recognized in recording the acquisitions. To calculate interest expense incurred for the fiscal 2001 Acquisitions, we have assumed that all acquisitions were purchased with debt, at an interest rate of 6.837%, which is based on debt acquired in fiscal 2001, with the exception of Alliant, which was financed through equity. In fiscal 2000, we have assumed an interest rate of 6.25% for the acquisition of PYA/Monarch and 6.38% for the acquisitions of U.S. Foodservice and ICA for amounts that were not financed through equity. To calculate earnings per share for the fiscal 2001 acquisitions, we have included shares issued from the September 2001 equity offering in our pro-forma earnings per share calculations for both fiscal 2000 and 2001.


Pro-forma statement of earnings data                                  Fiscal 2001      Fiscal 2000       Fiscal 1999
                                                                      -----------      -----------       -----------
                                                                        (unaudited)       (unaudited)    (unaudited)

Net sales                                                                72,872,993        68,966,269       50,118,453

Earnings before interest and taxes                                        2,825,983         2,651,370        1,922,468
Net earnings                                                              1,139,279         1,206,960          887,673

Net earnings after preferred dividend                                     1,101,102         1,189,516          875,506

Weighted average number of common shares outstanding (x 1,000)              857,509           857,509          780,504

Earnings per common share                                                      1.28              1.39             1.12



The pro forma information included above for the fiscal 2001 and fiscal 2000 Acquisitions is provided for illustrative purposes only and does not purport to represent what the actual operating results would have been had the transactions occurred on the respective dates assumed. All historical figures shown are actual or, for purposes of comparison, restated fiscal 2001, 2000 and 1999 numbers. The purchase price paid for all transactions reflects future growth expectations and is not based on historical data. The unaudited pro forma combined earnings data do not reflect the anticipated synergies from actual integration into Royal Ahold and stand alone improvements in operating results. The combined pro forma impact of the remaining acquisitions referred to elsewhere in Note 3 would not be significantly different from the historical information.

NOTE 4: RESTRUCTURING CHARGES

During fiscal 2001, 2000 and 1999, Royal Ahold recorded charges to earnings or acquisition accounting of EUR 367.4 million, EUR 279.9 million and EUR 64.0 million for the estimated future cost (principally for rent obligations) for

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999



facilities, primarily retail stores, that have been closed or announced to be closed, including severance benefits for employees whose employment will be involuntarily terminated. These charges have been recorded as "General and Administrative expenses" in the consolidated statement of earnings, unless recorded as part of an acquisition, and accrued for as closed and divested facilities and severance and other personnel costs within "Other Provisions" in the consolidated balance sheet, unless otherwise specified below.

For purposes of additional disclosure, information regarding the provisions for closed and divested facilities and severance and other personnel costs as accounted for under Dutch GAAP has also been provided using the US GAAP disclosure requirements of EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)"("EITF 94-3") and EITF 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination" ("EITF 95-3") as discussed by the United States Securities and Exchange Commission in the SEC Staff Accounting Bulletin No.100 "Restructuring and Impairment Charges"("SAB 100").

The Company recorded charges under US GAAP of EUR 334.1 million, EUR 281.0 million and EUR 83.2 million primarily for remaining rent obligations and employee severance and other personnel costs as a result of restructuring plans during fiscal 2001, 2000 and 1999, respectively. For more information on the amounts recognized under US GAAP, please see Note 27 to the consolidated financial statements. Due to the nature of the real estate market and other contractual obligations, the Company recognizes restructuring charges for plans extending up to three years following the commitment date.

During the fourth quarter of fiscal 2001, the Company recognized restructuring charges related to the purchase of Alliant Exchange, Inc. Please see Note 3 to the consolidate financial statements for more information. As a result of a merger and integration plan that the Company began to formulate at the date of acquisition, the Company recorded an additional liability under purchase accounting of approximately EUR 119 million for merger and integration costs. The integration costs primarily include employee costs related to severance in the amount of EUR 34 million for the termination of 1200 employees, of which 150 were terminated as of fiscal year end 2001, and obligations for rental payments to third parties in the amount of approximately EUR 23 million. Other merger transaction costs of approximately EUR 62 million consist of expenses to wind down operations and integrate the facilities, along with other direct transaction costs, including professional fees. The restructuring and merger-related charges were determined based on formal plans approved by the Company's management using the best information available to it at the time. The amounts the Company may ultimately incur may change as the Company's initiative to integrate the business related to this merger is executed. These accruals are expected to be fully utilized by fiscal year end 2003, except for payments under long-term lease obligations.

During the second quarter of 2000, the Company recognized restructuring charges related to the purchase of U.S. Foodservice in April 2000 and the acquisition by U.S. Foodservice of PYA/Monarch in December 2000. Please see Note 3 to the consolidated financial statements for more information. As a result of the purchase and integration of U.S. Foodservice, the company recognized a liability of approximately EUR 76 million as part of purchase accounting. Of this amount, approximately EUR 21 million consist of personnel costs for payouts of stock options and bonuses. The costs for rental liabilities were estimated to be approximately EUR 26 million and the costs relating to the closing and integration of facilities and other direct costs of the transaction were estimated to be approximately EUR 29 million. In 2001, U.S. Foodservice recognized an additional EUR 106 million charge for reorganization plans, primarily for the integration of Alliant by U.S. Foodservice. These charges were recorded as exceptional charges in the consolidated statement of earnings. As of December 30, 2001, U.S. Foodservice had unused accruals of approximately EUR 25 million for personnel payouts, EUR 44 million for rental liabilities to third parties, EUR 86 million for integration and closing of facilities. These accruals are expected to be fully utilized by fiscal year end 2003, except for payments under long-term obligations. For US GAAP purposes, EUR 33 million of these costs did not meet the recognition requirements, and therefore, have not been included as an expense in our US GAAP statements.

During fiscal 2001, the Company made certain decisions to reorganize its operations in Spain, after several recent acquisitions, including the closure of several stores and distribution centers. Please see Note 3 for more information. As a result of this reorganization, the Company recognized a liability of approximately EUR 39 million, of which approximately EUR 29 million was for severance charges for the termination of 1,317 employees, of which 456 were terminated by year end, and EUR 10 million related to the closure of facilities. These charges were taken as part of purchase accounting and recorded on the consolidated balance sheets in fiscal 2001. The restructuring charges are based on formal plans approved by the Company's management using the best information available at the time. The amounts that are ultimately incurred may change as the plan is executed. These accruals are expected to be fully utilized by fiscal year end 2003 except

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999



for payments under long-term obligations.

In fiscal 2000, the Company recognized restructuring charges relating to the purchase of A&P stores, through its 73% owned subsidiary, Schuitema N.V., amounting to approximately EUR 87 million, relating to the integration of facilities and the rental obligations to third parties. As of December 30, 2001, approximately EUR 58 million of this provision remains outstanding, EUR 42 million for facility cost and EUR 16 million for rental obligations. The Company expects this accrual to be fully utilized by fiscal year end 2003, except for payments under long-term obligations.

On an on-going basis, the Company makes certain decisions relating to the relocation and expansion of the Company's operations. As of fiscal year end 2001, the Company decided to close or sell 109 under-performing stores and one office building, the largest portion of which related to closures for Bi-Lo (44 stores), Giant-Landover (15 stores), ICA (5 stores) and Thailand (3 stores). This decision resulted in an additional restructuring charge of EUR 53 million. This restructuring charge consists primarily of costs associated with non-cancelable lease obligations and lease related liabilities and are classified within "Excess operating lease obligations" in the table below. These charges are evaluated on a quarterly basis and changes are made to the estimate as deemed appropriate. The amounts are accrued when a formal plan has been approved by management and are generally utilized within a three year time frame. Any charges relating to these provisions are recognized in the consolidated statement of earnings under general and administrative expenses. As of fiscal year end 2001, 2000 and 1999, approximately EUR 121 million, EUR 100 million and EUR 140 million were accrued respectively for individual store closure costs.


The table below specifies the changes in restructuring provisions for fiscal 1999, 2000 and 2001:


                                    Severance and Excess
                                    Other Operating Lease

                              Personnel Costs        Obligations           Other<F1>      Total
January 3, 1999                    91.390              188.130              12.312          291.832

Restructuring charge               23.953               22.926              17.120           63.999

Change in estimate                  4.317                4.004              (7.840)             481

Exchange Rate Difference            2.248               20.418                 378           23.044

Used in year                      (31.175)             (92.513)             (4.652)        (128.340)
                                  --------            ---------             -------        ---------

January 2, 2000                    90.733              142.965              17.318          251.016

Restructuring charge              104.390               41.312             134.165          279.867

Change in estimate                 (5.021)                 530                 926           (3.565)

Exchange Rate Difference             (880)              11.953              (1.865)           9.208

Used in year                      (80.186)             (70.974)            (14.711)        (165.871)
                                  --------            ---------            --------        ---------

December 31, 2000                 109.036              125.786             135.833          370.655

Restructuring charge              110.192              142.305             114.867          367.364

Change in estimate                (15.377)              19.345             (21.249)         (17.281)

Exchange Rate Difference            2.025                5.640               2.292            9.957

Used in year                      (73.378)             (46.000)            (64.741)        (184.119)
                                  --------            ---------            --------        ---------

December 30, 2001                 132.498              247.076             167.002          546.576

<F1>"Other"  relates  to the  additional  cost  to  maintain  or wind  down  the facilities which are to be integrated or closed.

Stores being "closed" or "sold" primarily are being relocated. The stores whose activities are being discontinued do not have separately identifiable operations that are significant to the Company on a net sales or net earnings level.

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999



NOTE 5 CASH AND CASH EQUIVALENTS

                                                                   December 30,       December 31,
                                                                       2001                2000
                                                                       ----                ----
Cash in bank and cash on hand                                       1,457,981           1,090,680
Cash investments and time deposits                                    514,292             244,912
                                                                     --------             -------
                                                                    1,972,273           1,335,592
                                                                    =========           =========


Reported amounts for fiscal 2000 included restricted cash of EUR 38.6 million, relating to required deposits for certain pension fund agreements.

Supplemental cash flow information:
Ahold entered into financial lease commitments in the amount of EUR 190 million, EUR 237 million and EUR 181 million in fiscal 2001, 2000 and 1999 respectively. Additionally, 41 million of financial lease assets were divested in fiscal 2001. In February 2001, a book gain of EUR 76.5 million on a sale and leaseback transaction in the United States was fully deferred. In the cash flow statement, the other current liabilities have been adjusted to account for this book gain as a divestment of tangible and intangible fixed assets.

In fiscal 2001, convertible subordinated notes were converted into common shares in the amount of EUR 223 thousand and in fiscal 2000, EUR 6 thousand were converted into common shares.

Also in fiscal 2000, the increase in interest in Bompreco in Brazil was partly financed, and the acquisition of Superdiplo in Spain was fully financed, through a share for share transaction, in which 5.3 million and 36.8 million shares, respectively, were used. The net proceeds of these share issues in the amount of EUR 1,414 million is included in the line "acquisition of consolidated subsidiaries". In fiscal 2001, there were no share for share transactions.

Interest paid, net of amounts capitalized was EUR 958.8 million, EUR 658.8 million and EUR 397.8 million in fiscal 2001, 2000 and 1999 respectively.


NOTE 6 RECEIVABLES

                                                                    December 30,         December 31,
                                                                       2001                  2000
Trade receivables                                                   2,069,330            1,833,231
Receivables from unconsolidated subsidiaries and affiliates            25,201               30,800
Income tax receivable                                                  52,378               18,034
Other receivables                                                   1,458,201            1,113,181
                                                                   ----------            ---------
                                                                    3,605,110            2,995,246
Allowances for doubtful receivables                                  (151,241)            (145,971)
                                                                   -----------           ----------
                                                                    3,453,869            2,849,275
                                                                   ===========           ==========

                                       87

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999



The Company's wholly owned subsidiaries, U.S. Foodservice and Alliant, participate in separate Receivable Sale and Related Agreements (the "Agreements"). Under the Agreements, these subsidiaries sell, on a revolving basis, their eligible trade receivables to two companies (the "Receivable Companies), which are wholly-owned, special purpose, bankruptcy-remote subsidiaries of the Company. Simultaneously, the Receivable Companies transfer, assign and convey their present and future right, title and interest to two non-consolidated qualifying special purpose entities (the "Master Trusts"). In return for the receivables transferred, the Receivable Companies receive cash and certificates representing a residual interest, subordinate to the interest of third party investors, in the Master Trusts assets.

The above described transfer of all trade receivables and the subsequent conveyance of the Company's interest in those receivables to the Master Trusts qualifies as a sale in accordance with FASB Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", a US GAAP standard. Accounts receivable sold under these arrangements are excluded from the accounts receivable in the consolidated balance sheet. As of December 30, 2001 and December 31, 2000, the Company had sold EUR 985 million and EUR 438 million, respectively, under the Agreements. The interest rate on the certificates issued under the Agreements during fiscal 2001 ranged between 1.99% and 6.40% annually. The Company's retained interest in the receivables sold to the Master Trusts as of December 30, 2001 and December 31, 2000, were approximately $198 million (EUR 224 million) and $131 million (EUR 148 million), respectively. This retained interest, which is included in the accounts receivable balance reflected in the consolidated balance sheets, is recorded at fair value. The carrying amount reported in the balance sheets for the retained interest approximates fair value because of the immediate or short-term maturity of these financial instruments. Further, the sensitivity to changes in discount rates or other assumptions is not significant because of the limited collection time, approximately 30 days, of the underlying receivables. This is reviewed on an ongoing basis for outstanding and newly securitized receivables. Proceeds from the collection under the Agreements were $10.7 billion (EUR 12.1 billion) and $5.2 billion (EUR 5.9 billion) in fiscal 2001 and fiscal 2000, respectively. Losses, primarily representing interest, totaled EUR 20 million and EUR 22.9 million in fiscal 2001 and fiscal 2000, respectively. These are included in the Consolidated Statements of Income under the caption "Financing Costs". The Company retains responsibility for the servicing of these receivables in return for a servicing fee pursuant to the Agreements. No servicing asset or liability has been recorded because the fees the Company receives for servicing the receivables approximate the related cost.

The sole purpose of the Master Trusts is to facilitate the purchase of various receivables of U.S. Foodservice and Alliant to various third-party investors. The Company does not have an equity ownership in the third-party special-purpose entities that operate as Master Trusts and does not provide funding for any of their obligations. The only assets of the Mater Trusts are the receivables purchased that are still outstanding at year-end. The obligations of the third party special-purpose entities equal the invested amount of third party certificate holders, including the accrued return for the year, and the fair value of the residual interests sold, including those sold to the Company.


Note 7    INVENTORIES


                                                                    December 30,            December 31,
                                                                         2001                   2000
                                                                         ----                   ----
Raw materials and components                                             5,418                 13,966
Finished products and merchandise inventories                        5,212,957              4,160,001
Other inventories                                                       76,911                 98,596
                                                                     ----------             ----------
                                                                     5,295,286              4,272,563
Allowances for obsolete inventories and shrinkage                     (228,251)              (172,340)
                                                                     ----------             ----------
                                                                     5,067,035              4,100,223

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999



NOTE 8    OTHER CURRENT ASSETS

                                                                    December 30,       December 31,
                                                                        2001               2000
                                                                        ----               ----
Prepaid expenses                                                      462,482            465,182
Project financing                                                      88,624            111,694
                                                                      -------            -------
                                                                      551,106            576,876



NOTE 9 TANGIBLE FIXED ASSETS


                                          Buildings and Land
                                      --------------------------   Machinery                  Under
                                         Stores         Other      equipment      Other     construction       Total
                                         ------         -----      ---------      -----     ------------       -----
Cost, Dec. 31, 2000                      6,258,398    2,097,935    3,065,747     5,726,875     645,892    17,794,847
Accumulated depreciation                (1,035,361)    (465,034)  (1,210,600)   (2,851,201)         --    (5,562,196)
                                        -----------   ----------  -----------   ----------- -----------   -----------
Net book value, Dec. 31, 2000            5,223,037    1,632,901    1,855,147     2,875,674     645,892    12,232,651
                                         =========    =========    ==========    ==========    =======    ==========

Additions                                  696,266      218,909      675,303     1,221,074       23,257    2,834,809
Capitalized leases                         177,598          481        6,320         5,732           --      190,131
Acquisitions                               379,200      485,403      194,608       138,935       39,873    1,238,019


Book value of assets sold or disposed     (578,372)    (312,746)     (96,500)      (73,768)    (13,797)   (1,075,183)
Depreciation                              (231,455)     (58,787)    (323,034)     (794,957)         --    (1,408,233)
Exchange rate differences                   12,414       14,919       19,342        (5,396)     18,356        59,635
                                            -------      -------      -------       -------     -------       ------
Net book value, Dec. 30, 2001             5,678,688    1,981,080    2,331,186     3,367,294     713,581    14,071,829
                                          =========    =========    =========     =========     =======    ==========

Cost, Dec. 30, 2001                      7,056,377    2,426,166    3,699,200      7,025,761    713,581    20,921,085
Accumulated depreciation                (1,377,689)    (445,086)  (1,368,014)   (3,658,467)         --    (6,849,256)
                                        -----------    ---------  -----------   ----------- -----------   -----------
Net book value, Dec. 30, 2001            5,678,688     1,981,080    2,331,186    3,367,294      713,581    14,071,829
                                         =========-    =========    =========    =========-     =======    ==========


Included within buildings and land is EUR 72.3 million for buildings and land not in use as of December 30, 2001 and EUR 75.8 million as of December 31, 2000. This included accumulated amortization of EUR 6.3 million for fiscal 2001 and EUR 4.3 million for fiscal 2000. Generally, buildings and land not in use are held for future development or are former supermarkets being actively marketed for sale. Assets not in use are tested annually for impairment in accordance with FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".

Also included within building and land as of December 30, 2001, is EUR 31.6 million for a one-time revaluation of the real estate assets of AVG, which were revalued in October 1988. The revaluation amount is depreciated over the life of the related assets.

Additions to asset under construction includes the cost of any new projects net of completed projects that are transferred out. Completed projects are reclassified into building and land or equipment, as appropriate, when a project is substantially complete and ready for use.

As of December 30, 2001, the aggregate amounts of mortgage and other loans collateralized by real estate were EUR 128.9 million. The book values of mortgaged real estate at December 30, 2001 exceed the amounts due under the related loans or secured liabilities.

As of December 30, 2001, Royal Ahold had purchase commitments for fixed assets outstanding of approximately EUR 428 million.

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999




NOTE 10 INTANGIBLE FIXED ASSETS

                                                                                        Other
                                                                            Lease    intangible
                                                Goodwill    Software     interest    fixed assets    Total
                                                --------    --------     --------    ------------    -----

Beginning of fiscal year:
At cost                                        2,735,823     182,131      193,453     172,054    3,283,461
Accumulated amortization                          (4,838)    (39,422)     (44,740)    (41,773)    (130,773)
                                              -----------    -------      -------     -------     --------
Book value                                     2,730,985     142,709      148,713     130,281    3,152,688

Additions                                      2,273,090     154,692        5,522      24,001    2,457,305
Brought in through acquisitions                       --      61,555       85,474      29,026      176,055
Divestments                                         (630)     (6,138)         (42)     (9,198)     (16,008)
Amortization                                    (166,496)    (67,374)     (16,780)    (21,694)    (272,344)
Exchange rate differences                        130,786       5,750       12,432       2,015      150,983

End of fiscal year:
At cost                                        5,138,373     382,523      290,926     222,105   6,033,927
Accumulated amortization                        (170,638)    (91,329)     (55,607)    (67,674)   (385,248)
                                                ---------    --------     --------    --------   ---------
Book value                                     4,967,735     291,194      235,319     154,431   5,648,679
                                               ==========    ========     ========    ========  =========



NOTE 11 INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES


                                                                   December 30,  December 31,
                                                                       2001         2000
                                                                       ----         ----
Beginning of fiscal year:                                             407,843       132,035

Brought in through acquisitions                                           704       219,373
Investments and increase in existing shareholdings                     95,180        58,750
Sale and settlement of shareholdings                                  (33,721)       (4,163)
Other movements                                                       (41,130)         (373)
Exchange rate differences                                             (14,435)       (8,727)
Income from unconsolidated subsidiaries and affiliates                 14,553        14,562
Dividend                                                               (4,928)       (3,614)
                                                                        -----         -----
End of fiscal year:                                                   424,066       407,843
                                                                     ========       =======


During 2001, Ahold gained control of the Denmark operations of the ICA Group, through the acquisition of a 0.1% additional ownership interest, and the operations were consolidated in our financial statements resulting in the "other movements" above of EUR (41.1 million). The additional acquisition did not have a significant impact on our operations. Increases included in "Investments and increase in existing shareholdings" for 2001 include investments in Czech Republic, Scandinavian and Portugal for EUR 15.9 million, EUR 63.9 million and EUR 7.0 million, respectively.

In the ordinary course of business, Royal Ahold has had sales transactions with its unconsolidated subsidiary, Statoil Detaljhandel, which amounted to EUR 80 million in fiscal 2001 and EUR 86 million in fiscal 2000. At the end of fiscal 2001 and fiscal 2000, amounts receivable from Statoil Detaljhandel totaled EUR 2 million and EUR 2 million, respectively. In the ordinary course of business, Royal Ahold has had purchase transactions with its unconsolidated subsidiary Luiz Paez, which amounted to EUR 7 million in fiscal 2001, EUR 8 million in fiscal 2000 and EUR 8 million in fiscal 1999. The Company also provided financing to Luis Paez and received interest of EUR 2 million in fiscal 2001, EUR 2 million in fiscal 2000 and EUR 0.2 million in fiscal 1999. At the end of fiscal 2001, 2000 and 1999, amounts receivable from Luiz Paez totaled EUR 82 million, EUR 42 million and EUR 3 million, respectively.

NOTE 12 LOANS RECEIVABLE

                                                       December 30, December 31,
                                                            2001         2000

Employee loans, floating interest                          54,852      106,724
Other loans issued                                        309,336      236,297
Loans due from unconsolidated companies                   169,969       71,034
                                                          -------       ------
                                                          534,157      414,055
                                                          =======      =======

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999


Employee loans include EUR 43.8 million as of December 30, 2001 (December 31, 2000: EUR 55.8 million) of loans due from the officers, managers and employees of the Company which were granted to assist these officers and employees with investments in the AH Dutch Customer Fund (the "Fund"). These floating-rate loans, bearing interest based on the Dutch interest rate, are generally due in the year 2004 (EUR 4.1 million), 2006 (EUR 8.9 million) and 2008 (EUR 30.8 million) or upon an individual's termination of employment, if earlier, and are collateralized by each individual's corresponding investment in the Fund. Loans to Corporate Executive Board members were EUR 0.5 million as of December 30, 2001 (December 31, 2000: EUR 0.9 million). As of the end of fiscal 2001, the fair market value of loans receivable approximated book value.


NOTE 13 LOANS PAYABLE

                                                      December 30,  December 31,
                                                          2001          2000

Bank overdrafts                                          865,039     1,025,723
Loans, current portion                                   455,550       247,588
Capitalized lease commitments, current portion            84,525        74,720
Ahold Dutch Customer Fund Loan (1)                       170,493       192,475
customer/employee savings                                 95,970       354,101
Other short term loans (2)                               177,335       460,738
                                                       ---------     ---------
                                                       1,848,912     2,355,345
                                                       =========     =========


(1)  Interest rates range from 4.23% to 5.65% on the Dutch Customer Fund loans.
(2) The largest portion of other short term loans is made up of EUR 113 million from JMR to third parties at interest rates ranging from 4.17% to 5.19% and EUR 60 million from ICA to third parties at interest rates ranging from 2.35% to 3.35%.



NOTE 14 OTHER CURRENT LIABILITIES


                                                       December 30, December 31,
                                                           2001         2000


Vacation allowances                                        363,247      339,130
Interest                                                   285,927      223,844
Pension funds                                               30,630       21,732
Dividends                                                   17,622       10,948
Deferred gains                                             228,170      110,664
Payables to unconsolidated subsidiaries and affiliates      20,203        3,802
                                                           -------      -------
                                                           945,799      710,120
                                                           =======      =======

The nature of deferred gains is long-term and represents mainly deferred book gains on sale and leaseback transactions, as well as up-front payments received from vendors with respect to purchasing contracts. Please see also Note 20 for more information.

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

NOTE 15 BORROWINGS

                                                                                               December 30,     December 31,
                                                                                                   2001              2000
Subordinated loans at fixed rates:
EUR 91 million bonds, 6.75%, maturing in 2003                                                     90,756           90,756
EUR 91 million bonds, 5.875%, maturing in 2005                                                    90,756           90,756

Convertible subordinated notes:
EUR 678 million 3.0% convertible subordinated notes, maturing in 2003                            678,172          678,395
EUR 920 million 4.0% convertible subordinated notes, maturing in 2005                            920,000          920,000

Credit facilities:
$1 billion, multi-currency facility, floating interest                                               ---          720,738
$500 million, multi-currency facility, floating interest                                             ---          530,560
SEK 5,000 million, multi-currency facility, floating interest EURIBOR plus 0.375% (1)            270,362          241,138

Miscellaneous loans at fixed rates unless otherwise noted:
EUR 136 million bonds, 5.875%                                                                    136,134         136,134
EUR 227 million bonds, 6.25%                                                                     335,106         226,890
EUR 45 million loan, 7.70%                                                                        27,227          36,302
EUR 32 million loan, 7.20%                                                                        31,765          31,765
EUR 600 million bond, 5.875%                                                                     604,683             ---
EUR 1,500 million bond, 5.875%                                                                 1,500,000             ---
GBP 500 million bond, 6.50%                                                                      804,105             ---
$500 million 6.25% bonds                                                                         565,865         530,560
$500 million 6.875% bonds                                                                        565,865         530,560
$250 million 9.75% senior loan                                                                   220,902         212,198
$150 million loan, LIBOR plus 10 bps (2)                                                         163,423             ---
$39 million 6.11% loan                                                                            44,137          41,384
$50 million 6.23% loan                                                                            56,586          53,056
$39 million loan LIBOR plus 70 bps (2)                                                            44,137          41,384
$250 million 9.875% bond                                                                          97,490         140,135
$100 million 9.125% bond                                                                          23,393          32,932
EUR 1,500 million 6.375% bond                                                                  1,600,832       1,500,954
EUR 200 million 6.375% bond                                                                      200,000         200,000
EUR 66 million floating rate note EURIBOR plus 0.8% (1)                                           66,000          66,000
EUR 55 million loan, 5.625%                                                                       55,000             ---
$700 million 8.25% bond                                                                          792,211         742,784
CZK 3,000 million floating rate note PRIBOR plus 0.28% (3)                                        94,492          84,604
JPY 33,000 million bond, LIBOR plus 150 bps (2)                                                  299,000             ---
86 other loans, average 6.15%                                                                  1,031,122       1,205,213
33 mortgage loans, average 7.35%                                                                 108,465         125,811
                                                                                                 -------         -------
                                                                                              11,517,986       9,211,009

Current portion                                                                                 (455,550)       (247,588)
                                                                                              ----------       ---------
Long-term portion of loans                                                                    11,062,436       8,963,421
                                                                                              ==========       =========

----------


(1) The EURIBOR rate as of December 30, 2001 was 3.29% for the EUR 66 million note and 3.34% for the SEK 5,000 million note.
(2)  The LIBOR rate as of December 30, 2001 was 1.98%.
(3)  The PRIBOR rate as of December 30, 2001 was 4.37%

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999


As of December 30, 2001, maturities of long-term debt, in millions of Euros, during each of the next five fiscal years and thereafter are as follows:

                  2002                                     455,550
                  2003                                   1,387,251
                  2004                                      78,777
                  2005                                   3,250,073
                  2006                                     464,279
                  Thereafter                             5,882,056
                                                         ---------
                                                        11,517,986
                                                        ==========

Subordinated loans

Repayment of the principal of these subordinated loans is subordinated to the claims of all other existing and future creditors.

Convertible subordinated notes

In September 1998, Royal Ahold completed a public offering of EUR 678 million principal amount of its 3.0% convertible subordinated notes due 2003, with interest payable annually. Holders of the convertible subordinated notes have the right to convert the notes into common shares of Royal Ahold at any time prior to September 25, 2003. During fiscal 2001, the conversion price changed from EUR 27.82 to EUR 27.02 per common share. At any time after September 30, 2001, the notes are redeemable at the option of Royal Ahold, in whole but not in part, at the principal amount thereof, together with accrued interest. The notes will mature on September 30, 2003.

In May 2000, Royal Ahold issued 4.0% convertible subordinated notes due in May 2005, with a principal amount of EUR 920 million. Holders of these notes have the right to convert the notes into common shares of Royal Ahold at any time prior to May 16, 2005. During fiscal 2001, the conversion price changed from EUR
32.74 to EUR 31.82 per common share. Royal Ahold has the right to redeem the convertible notes, in whole but not in part, at the principal amount thereof, together with accrued interest at any time after May 19, 2003.

Credit facilities

On December 18 1996, Royal Ahold entered into a $1 billion seven-year multi-currency revolving credit facility bearing an interest rate of LIBOR plus 10 basis points. In 2001, the revolver rate increased to LIBOR plus 11.25 basis points. The revolver agreement contains restrictive covenants to maintain certain financial ratios. Royal Ahold was in compliance with all such covenants during fiscal 2001.

On  March  18,  1998,   Royal  Ahold  entered  into  a  four-year  $500  million
multi-currency revolving standby credit facility. The terms and conditions of this facility are substantially identical to Royal Ahold's existing $1 billion multi-currency revolving credit facility. This facility expires in 2002; it is the intent of the Company to replace this facility with bilateral agreements and market instruments.

Proceeds of the bonds issued by Ahold Finance USA Inc., a wholly owned subsidiary of Royal Ahold, were in part, used to pay down the outstanding amount under the $1 billion multi-currency revolving credit facility. As of year-end, neither revolver had outstanding balances.

Ahold USA Inc., a wholly owned subsidiary of Royal Ahold, has access to USD 200 million from three different banks for overnight borrowings. As of year end, there were zero borrowings under these facilities.

On July 7, 2000, ICA Finance AB, a wholly owned subsidiary of ICA, entered into a five year SEK 5,000 million multi-currency revolving credit agreement. The current spread on this facility is 37.5 basis points.

Miscellaneous loans (at fixed rates unless otherwise indicated)

EUR 136 million bonds, 5.875%. This Eurobond was issued by Albert Heijn B.V. and is guaranteed by Royal Ahold. Matures December 19, 2007.

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999


EUR 227 million bonds, 6.25%. This Eurobond was issued by Croesus Inc. and is guaranteed by Royal Ahold. Matures November 28, 2006. Croesus has entered into a related swap transaction under which it is obligated to pay $296 million at an interest rate of 7.152% per annum in exchange for Euro payments by the counterparty sufficient to pay the bonds when due.

EUR 45 million loan, 7.70%. This loan was incurred by Ahold Vastgoed and has principal repayment due in five equal installments of EUR 9 million starting June 2000 through June 2004.

EUR 32 million loan, 7.20%. This loan was incurred by Ahold Vastgoed and matures in March 2003.

EUR 1,500 million notes, 5.875%. These notes were issued by Royal Ahold in 2001 and matures on May 9, 2008.

EUR 600 million notes, 5.875%. These notes were issued by Ahold Finance USA, Inc. and are guaranteed by Royal Ahold. Matures March 14, 2012. Ahold Finance USA has entered into a related swap transaction under which it is obligated to pay $534 million at an interest rate of 6.835% per annum in exchange for Euro payments by the counterparty sufficient to pay the notes when due.

GBP 500 million notes, 6.50%. These notes were issued by Ahold Finance USA Inc. and are guaranteed by Royal Ahold. Matures on March 14, 2017. Ahold Finance USA has entered into a related swap transaction under which it is obligated to pay $711 million at an interest rate of 7.493% per annum in exchange for British pound sterling payments by the counterparty sufficient to pay the notes when due.

$500 million bonds, 6.25%. This bond was issued by Ahold Finance USA Inc. and is guaranteed by Royal Ahold. Matures May 1, 2009.

$500 million bonds, 6.875%. This bond was issued by Ahold Finance USA Inc. and is guaranteed by Royal Ahold. Matures May 1, 2029.

$250 million loan, 9.75%. This loan was incurred by Stop & Shop in February 1992. Matures February 1, 2002. This loan is subordinated to all senior indebtedness of Stop & Shop.

$150 million loan, LIBOR plus 10 bps. This loan was incurred by Royal Ahold. To obtain this loan, Royal Ahold has pledged legal ownership of USD 150 million Disco bonds, held by Ahold Belgie N.V. Matures on May 15, 2003.

$39 million loan, 6.11%. This loan was incurred by Croesus Inc. and is guaranteed by Royal Ahold. Matures June 30, 2003.

$50 million loan, 6.23%. This loan was incurred by Croesus Inc. and is guaranteed by Royal Ahold. Matures June 30, 2006.

$39 million loan, LIBOR plus 70 bps. This loan was incurred by Tops and is guaranteed by Royal Ahold. Matures March 15, 2002.

$250 million bond, 9.875%. This bond was issued by Disco. Matures May 15, 2008. Of the total principal amount of this bond, $163.9 million is held by Ahold Belgie N.V.

$100 million bond, 9.125%. This bond was issued by Disco. Matures May 15, 2003. Of the total principal amount of this bond, $79.3 million is held by Ahold Belgie N.V.

EUR 1,500 million bond, 6.375%. This bond was issued by Ahold Finance USA Inc. and is guaranteed by Royal Ahold. Matures June 8, 2005. Ahold Finance USA has entered into a related swap transaction under which it is obligated to pay $1,415 million at an interest rate of 8.547% per annum in exchange for Euro payments by the counterparty sufficient to pay the bonds when due.

EUR 200 million bond, 6.375%. This bond was issued by Royal Ahold and matures November 30, 2007.

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999


EUR 66 million floating rate note EURIBOR plus 0.8%. This note was issued by Royal Ahold and matures October 26, 2007.

$700 million bond, 8.25%. This bond was issued by Ahold Finance USA Inc. and is guaranteed by Royal Ahold. Matures July 15, 2010.

EUR 55 million loan, 5.625%. This loan was incurred by Royal Ahold in 2001 and matures on December 17, 2008.

CZK 3,000 million floating rate note of PRIBOR plus 0.28%. This note was issued by Royal Ahold and matures September 14, 2005.

JPY 33,000 million floating rate bond of LIBOR plus 150 bps. This bond was issued by Royal Ahold and matures May 15, 2031. This bond has been swapped for Euro liability of EUR 299 million with an interest rate of 7.065%.

NOTE 16 CAPITALIZED LEASE COMMITMENTS

Capital leases are principally for buildings and are generally held by Royal Ahold's US subsidiaries. Terms typically range from ten to twenty-five years and contain renewal options. Components of assets held under capital leases are as follows, in thousands of Euros:


                                     December 30,     December 31,
                                         2001             2000
                                     ----------        ----------
     Land and buildings               1,970,865        1,643,307
     Machinery and equipment             75,482           98,286
                                      ---------        ----------
                                      2,046,347        1,741,593
     Accumulated amortization          (713,405)        (516,006)
                                      ---------        ----------
                                      1,332,942        1,225,587
                                      =========        ==========

At the time of entering into capital lease agreements, the commitments are recorded at present value using the interest rate applicable for long-term borrowings. As of December 30, 2001, existing lease commitments are recorded at present value equivalent to an average rate of 9.45% (8.97% at December 31, 2000).

As of December 30, 2001, the aggregate amounts of minimum lease payments under capitalized lease contracts payable in each of the next five fiscal years and thereafter are as follows, in thousands of Euros:

     2002                                                    242,902
     2003                                                    235,831
     2004                                                    227,817
     2005                                                    220,632
     2006                                                    215,750
     Thereafter                                            2,048,741
                                                           ----------
     Total future minimum lease payments                   3,191,673
     Estimated executory costs                                (3,049)
     Amounts representing interest                        (1,591,863)
                                                          -----------
     Present value of net minimum capital lease payments   1,596,761
                              Current portion                (84,525)
                                                         -----------
     Long-term portion of capitalized lease commitments    1,512,236
                                                          ==========

Total future minimum lease payments above have not been reduced by minimum sublease rentals of EUR 8.6 million as of December 30, 2001 due in the future under related non-cancelable subleases. Interest paid on capital leases was EUR
158.5 million for fiscal 2001 and EUR 140.4 million for fiscal 2000.

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

NOTE 17 OTHER PROVISIONS

The movements in provisions in fiscal 2001 were:


Other provisions                            Beginning                                               Exchange           End of
                                            of fiscal                                                rate              fiscal
                                              year      Acquisitions   Additions   Deductions     differences          year
                                            ---------   ------------   ---------   ----------     -----------          --------

Pension provisions                            334,578       22,618       57,241     (69,804)           6,813           351,446
Loss reserves                                 320,675       85,730      193,904    (178,198)          25,573           447,684
Closed and divested facilities                261,619      183,245      130,372    (140,515)           7,932           442,653
Severance and other personnel costs           109,036       27,997       40,100     (75,235)           2,025           103,923
Euro conversion costs                          14,108           --           --     (14,108)              --                --
Equalization provisions                        83,769        3,173       13,493     (44,487)           3,083            59,031
Other                                         273,097       86,333       17,423    (215,949)          10,929           171,833
                                              -------       ------       ------    ---------          ------          --------
                                             1,396,882      409,096      452,533    (738,296)         56,355         1,576,570
                                             =========      =======      =======    =========        =======         =========


Pension provisions relate to various defined benefit plans, both in the US and The Netherlands, including supplemental plans for early retirement in The Netherlands.

The provision for loss reserves reflects estimated commitments with respect to disability and general liability claims that have not been insured with third parties. This provision mostly refers to the US operating companies. Royal Ahold determines its liabilities for self-insured claims based on an independent actuarial analysis.

The provision for closed and divested facilities represents the estimated future costs (principally for rent obligations) for facilities, primarily retail stores, that have been closed or announced to be closed. Severance and other personnel costs include severance benefits for employees whose employment will be terminated. For more information on these items, please see Note 4 of the consolidated financial statements

Euro  conversion   costs  represent  the  costs  of  systems  upgrades  for  the introduction of the Euro. These cost have been fully utilized as of December 30, 2001.

Equalization provisions primarily includes straight line rent, which represents the excess of rent expensed (on a straight line basis) for financial reporting purposes over amounts paid for leases with scheduled increases.

As of December 30, 2001, other provisions include Guarantee obligations (EUR 16 million), environmental risk (EUR 3 million), contractual obligations (EUR 34 million), franchise risk (EUR 5 million) and miscellaneous legal claims and disputes (EUR 114 million). In fiscal 2001, a contractual obligation between U.S. Foodservice and Signature Foods was settled and a provision of approximately EUR 139 million was released pertaining to this obligation.

As of December 30, 2001, approximately EUR 218 million of the obligations are expected to mature within one year.



NOTE 18 SHAREHOLDERS EQUITY

On September 6, 2001, Ahold issued 80.5 million common shares for EUR 31.90 per share.

The authorized share capital is comprised of the following classes of shares:

Cumulative preferred shares (800,000 at EUR 500 each)                    400,000
Cumulative preferred financing shares (400,000,000 at EUR 0.25 each)     100,000
Common shares (1,200,000,000 at EUR 0.25 each)                           300,000
                                                                         -------
                                                                         800,000
                                                                         =======

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999


Cumulative Preferred Shares

In March 1989, Royal Ahold and Stichting Ahold Continuiteit ("SAC" or, "Ahold Continuity Foundation") entered into an agreement (the "Option Agreement"), which was amended and restated in April 1994 and March 1997, pursuant to which SAC was granted an option to acquire from Royal Ahold, valid until March 2004, cumulative preferred shares up to a total par value that is equal to the total par value of all issued and outstanding shares of capital stock at the time of exercising the option. Royal Ahold had the right pursuant to the Option Agreement to place cumulative preferred shares with SAC up to a total par value that is equal to the total nominal value of all issued and outstanding shares of capital stock of Royal Ahold at the time of placing the cumulative preferred shares. The holders of the cumulative preferred shares are entitled to 2,000 votes per share and a cumulative dividend on the outstanding and paid up shares, based on AEBOR with a minimum of 5.75%per fiscal year. Each transfer of cumulative preferred shares requires the approval of the Corporate Executive Board.

The issuance of cumulative preferred shares will have certain anti-takeover effects. The issuance of cumulative preferred shares will cause substantial dilution of the effective voting power of any shareholder, including a shareholder that attempts to acquire Royal Ahold, and could have the effect of delaying, deferring and preventing a change in control.

Royal Ahold may stipulate that only 25% of the nominal value will be paid upon subscription for cumulative preferred shares until payment in full of the par value is later called by Royal Ahold. No cumulative preferred shares were issued and outstanding during the three year period ended December 30, 2001.

Cumulative Preferred Financing Shares

In accordance with Article 45.1 of the Articles of Association, the Corporate Executive Board of Royal Ahold was designated as the body authorized to issue or grant rights to subscribe for Cumulative Preferred Financing Shares of whatever series, subject to the prior approval of the Supervisory Board of Royal Ahold, up to a total nominal amount equal to 25% of all the outstanding shares of the capital stock of Royal Ahold, excluding cumulative preferred shares. Cumulative Preferred Financing Shares must be fully paid up upon issuance.

Dividends are paid on each Cumulative Preferred Financing Share at a percentage (the "Financing Dividend Percentage") based on the average effective yield on Dutch state loans with a remaining life of nine to ten years, and such rate has been fixed for a period of ten years at a rate of 7.37% per fiscal year for the share issuance in June 1996, 5.18% per fiscal year for the share issuance in August 1998 and 6.47% per fiscal year for the share issuance in October 2000.

Common Shares

Ahold common shares are traded on the Euronext Exchanges of Amsterdam, Paris and Brussels. Ahold has a secondary listing on the Swiss Stock Exchange in Zurich. Additionally, Ahold shares are listed on the New York Stock Exchange in the United States in the form of American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts ("ADRs"). The depositary for the ADSs is The Bank of New York. Each ADS evidences the right to receive one common share.

The holders of common shares are entitled to one vote per share and to participate in the distribution of dividends and liquidation proceeds.

Shareholders have the option to elect either a cash or a share dividend. The size and composition of the final 2001 share dividend option, will be announced on May 7, 2002, after the close of trading on the Euronext Amsterdam.

Dividends on common shares paid or proposed are as follows
Fiscal Year                               Cash Dividend Option              Stock Dividend Option
1999             Interim                   EUR 0.14                         1 share per 100 shares owned
                 Final                     EUR 0.35                         2 shares per 100 shares owned

2000             Interim                   EUR 0.18                         1 share per 100 shares owned
                 Final                     EUR 0.45                         2 shares per 100 shares owned

2001             Interim                   EUR 0.22                         1 share per 100 shares owned
                 Proposed final            EUR 0.51                         2 shares per 100 shares owned

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

NOTE 19 STOCK OPTION PLANS

Royal Ahold has established stock option plans in The Netherlands and the United States, along with less significant plans elsewhere in Europe and Latin America. Pursuant to these plans, a number of options to acquire common shares are granted to executives and other key salaried employees of Royal Ahold who are employed at certain specified job levels and who are designated by the Corporate Executive Board as eligible to be granted options, and such other employees as are designated by the Corporate Executive Board. The exercise price of such options is equal to the closing price of the common shares on Euronext Amsterdam on the day prior to the day the options are granted.

In The Netherlands, options granted are exercisable for a period of five or ten years after the grant date. Options granted prior to the beginning of fiscal year 1997 vested immediately. Options granted in 1998 have a vesting period of two years. During 1999, The Netherlands plan was amended and restated and the vesting period was changed to a period of three years. In 2000, the option plan in The Netherlands was amended to grant options also exercisable for a period of ten years after the grant date, with a vesting period of five years.

In the United States, Royal Ahold established stock option plans in 1986 (the "1986 US Plan") and in 1990 (the "1990 US Plan"), which were both amended and restated on December 31, 2001. Under the 1990 US Plan, as amended, options are granted for a five year or a ten year period. Ten year options are exercisable after a vesting period of five years, after which the options may be exercised in full, or in part, during a five-year period. Five year options are exercisable after a waiting period of three years, after which the options may be exercised in full, or in part, during a two year period. Under the 1986 Plan, as amended, options granted thereunder are exercisable after a vesting period determined by the Corporate Executive Board and specified in each option award agreement, after which the options may be exercised in full, or in part, during the remainder of the five year period from the date of grant.

Currently options have been granted to approximately 6,700 employees. The exercise of option rights is regulated to comply with Royal Ahold's regulations designed to prevent insider trading. Effective December 1997, the number of options granted is dependent on the growth in earnings per share. Upon termination of employment, vested options may be exercised within four weeks of the termination date, after which time, the options will be forfeited. Non-vested US options will be forfeited upon termination of employment. New shares will be issued upon the exercise of options, subject to a yearly maximum of 1% of the issued shares.


A summary of the activity under Royal Ahold's stock option plans is as follows:

                              Beginning              Avg.                 Average   Avg.                            Average
                              of fiscal              Exercise             Exercise  share                  End of    Exercise
                                   2001    Granted     Price  Exercised     Price   price     Canceled     fiscal 2001    Price

C.H. van der Hoeven     5 yr     511,337    104,492     32.37    100,890     15.18   32.24          --      514,939    29.71
                       10 yr     514,879      5,445     30.26       --          --      --          --      520,324    30.26
J.G. Andreae            5 yr     334,154     77,119     32.44     45,125     15.20   32.42          --      366,148    29.21
                       10 yr      25,000          -         -         --       --       --          --       25,000    34.36
A.M. Meurs              5 yr     360,690     52,372     32.26     44,306     16.08   32.75          --      368,756    28.05
                       10 yr      25,000     25,000     32.68       --         --       --          --       50,000    33.52
A.S. Noddle             5 yr     238,751     51,307     32.46      45,050     15.23  33.60          --      245,008    30.06
                       10 yr     217,868     26,774     31.41      20,301      5.17  31.26          --      224,341    20.49
R.G. Tobin              5 yr     242,423      1,494     23.00      45,199    15.18   32.54          --      198,718    29.24
                       10 yr     121,212        746     23.01        --        --       --          --      121,958    26.64
J.L. Miller             5 yr      60,000     50,000     32.68        --        --       --          --      110,000    32.19
                       10 yr      30,000     25,000     32.68        --        --       --          --       55,000    32.19
W.J. Grize              5 yr     195,730     51,110     32.48    27,119     15.18    32.52          --      219,721    30.18
                       10 yr      97,865     25,556     32.48        --        --       --          --      123,421    28.53
M.P.M. de Raad          5 yr      50,000     75,000     32.68        --        --       --          --      125,000    33.35
                       10 yr      25,000        --         --        --        --       --          --       25,000    34.36
                                  ------      ----                 ----                                     ------
Total board members            3,049,909    571,415     32.39    327,990     14.69   32.52          --    3,293,334    29.19
Other associates        5 yr  17,437,859  6,294,128     32.59  2,519,978     19.58   33.71    195,084    21,016,925    30.95
                       10 yr   5,717,180  2,245,916     32.50    311,671      7.42   34.17    300,282     7,351,143    27.79
                              ----------  ---------            ---------            ------    -------   ----------
Total number of
options                       26,204,948  9,111,459     32.55  3,159,639     17.87   33.63    495,366   31,661,402    30.03
                              ==========  =========            =========                      =======   ==========

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

                                                                 Fiscal Year
                                              2001                        2000                         1999
                                  ---------------------------   -------------------------  ------------------------
                                                   Average                      Average                   Average
                                                   Exercise                    Exercise                  Exercise
                                                   Price                        Price                     Price
                                                   per Option                  per Option                per Option
                                 Options                  EUR   Options           EUR        Options        EUR
                                 ---------         -----------  ---------      -----------   ---------   -----------
Outstanding at
beginning of year                26,204,948           27.81    21,464,560         23.36    17,778,263       20.50
Granted                           9,111,459           32.55     8,662,015         33.78     5,744,762       29.01
Exercised                        (3,159,639)          17.87    (3,097,069)        13.48    (1,912,293)      10.90
Cancelled                          (495,366)          31.90      (824,558)        23.32      (146,172)      17.41
                                 -----------                   -----------                 -----------

Outstanding at end of year        31,661,402          30.03    26,204,948         27.81    21,464,560       23.36
                                 ===========                   ==========                 ============



The following table summarizes information about stock options outstanding as of December 30, 2001:

                                         Options Outstanding                              Options Exercisable
              Range of                                                 Weighted                                Weighted
              Exercise                         Weighted Average         Average                                 Average
                Prices    Number Outstanding          Remaining  Exercise Price    Number Exercisable    Exercise Price
                   EUR   as of December 30,    Contractual Life             EUR   as of December 30,                EUR
                   ---   -------------------   ----------------             ---   -------------------               ---
                                        2001                                                     2001
                                        ----                                                     ----
             5.96-9.09               882,755                4.0            7.73               882,755              7.73
           15.18-23.06             3,927,286                2.3           21.08             3,338,801             20.89
           25.38-29.39             5,135,783                3.2           29.17                73,707             25.90
           30.26-42.96            21,715,578                5.8           32.68                    --                --
                                  ----------                                                ---------
                                  31,661,402                                                4,295,263
                                  ==========                                                =========

Royal Ahold accounts for the stock option plans under Dutch GAAP which is comparable to Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations for non-compensatory plans. Accordingly, no compensation cost has been recognized for stock options. The weighted average fair value of stock options granted during fiscal 2001, 2000 and 1999 was EUR 8.94, EUR 10.55 and EUR 13.38, respectively. The fair value of the stock option grants has been estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                             fiscal      fiscal      fiscal
                                               2001        2000        1999
                                               -----       -----       ----
Expected life (years):
     1986 Plan                                   4.0         4.0         4.0
     1990 Plan                                   7.5         7.5         7.5
Interest rate                                   4.0%        5.5%        6.0%
Volatility                                     31.0%       32.5%       45.0%
Assumed forfeitures                             4.0%        5.0%        6.0%
Dividend yield                                  2.0%        2.0%        2.0%

Had compensation cost for the stock option plans been determined consistent with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, ("SFAS 123"), under Dutch GAAP, Royal Ahold's pro forma net earnings and earnings per common share would have been as follows:

                                           fiscal 2001 fiscal 2000 fiscal 1999
                                           ----------- ----------- -----------
Net earnings after dividends on cumulative
preferred financing shares:
     As reported                             1,075,344   1,098,547   739,940
     Pro forma                               1,038,660   1,068,225   714,383
Earnings per common share:
     As reported                                  1.25        1.49      1.13
     Pro forma                                    1.21        1.45      1.09
Diluted earnings per common share:
     As reported                                  1.23        1.43      1.10
     Pro forma                                    1.19        1.39      1.06

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

This pro forma impact only takes into account options granted since the beginning of fiscal 1995 and is likely to increase in future years as additional options are granted and amortized ratably over the vesting period.

NOTE 20 COMMITMENTS AND CONTINGENCIES

Operating leases of Royal Ahold's US subsidiaries generally are for terms of ten to 25 years, contain renewal options and in some cases require additional operating lease payments based on sales volume. The rental contracts of Royal Ahold's Dutch retailing subsidiaries generally provide for non-cancelable five to ten year rental periods with renewal options, and rents reset every year based on predetermined indices.

The actual costs of rentals and operational leases were as follows:
                                      Fiscal 2001  fiscal 2000   fiscal 1999

Minimum rentals                         1,206,258     848,522       605,073
Contingent rentals                        58,848      109,965        13,626
Lease and sublease income                (176,678)   (146,156)     (117,539)
                                        ----------   ---------     ---------
                                        1,088,428     812,331       501,160
                                        ==========   =========     =========

As of December 31, 2000, the aggregate amounts of minimum lease payments under existing operational lease contracts are as follows:
     2002                                          1,281,136
     2003                                          1,239,326
     2004                                          1,117,631
     2005                                          1,025,239
     2006                                            972,055
     Thereafter                                    7,893,341
                                                  ----------
                                                  13,528,728
                                                  ==========
Minimum lease payments above have not been reduced by minimum lease or sublease rental income of EUR 848 million due in the future under non-cancelable subleases.

The two following sets of transactions in fiscal 2001 resulted in new operating lease obligations for Ahold after the sale of the underlying properties to third-party controlled special purpose entities.

In December 2001, the Company, through its various US operating subsidiaries, entered into transactions involving the sale and leaseback of ten separate properties in the United States. For each property sold and leased back, an unaffiliated third-party established a special-purpose entity to act as buyer-lessor. The total sale price of these ten properties was approximately $130 million (EUR 147 million), generating a potential gain after closing costs of approximately $42 million (EUR 48 million). The Company received cash proceeds equal to 100% of the sale price upon consummation of each of these transactions. The sale of two of these properties, with a total sales price of $25 million (EUR 28 million), was accounted for as a financing arrangement under US GAAP since they do not meet the requirements for sale-leaseback accounting. Therefore, the gain of approximately $42 million (EUR 48 million) relating to all ten properties was recognized under Dutch GAAP as a component of other income in earnings and, under US GAAP, the gain on the eight properties considered sold of $35 million (EUR 40 million), was deferred and is being amortized over the respective lease terms. For more information, please see Note 27 of the consolidated financial statements.

The lease back of each of these ten properties met the requirements for classification as operating leases under Dutch GAAP and the eight properties meet the requirements for classification as operating leases under both Dutch GAAP and US GAAP. The initial noncancelable terms of these operating leases range from 20 to 25 years and include renewal options for a specified period of time. For fiscal 2001, under Dutch GAAP, the cash outflows and rent expense relating to the ten lease payments made under these operating leases totaled $300 thousand (EUR 339 thousand). For fiscal 2001, under US GAAP, cash outflows and rent expense relating to the eight operating leases totaled $250 thousand (EUR 283 thousand) (see Note 27). As of the end of fiscal 2001, under Dutch GAAP, the aggregate amount of minimum lease payments under the ten operating leases totaled $264 million (EUR 299 million) and under US GAAP, lease payments made for the eight operating leases was $204 million (EUR 234 million).

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

In February 2001, the Company, through its various US operating subsidiaries, entered into leveraged lease transactions involving the sale of interest in 46 separate properties in the United States. The properties were sold to special-purpose entities established by unaffiliated third parties to act as buyer-lessors. In conjunction with the sale of these properties, Ahold USA established Ahold Lease USA Inc., Royal Ahold's indirect wholly-owned subsidiary, to lease these properties from the special-purpose entities and sublease these properties to the respective US operating subsidiaries. The total sales price of these 46 properties was approximately $638 million (EUR 722 million), which after taking losses of $23 million (EUR 26 million), generated a gain of $72 million (EUR 81 million). The Company received cash proceeds equal to 100% of the sales price upon consummation of each of these transactions. Under Dutch GAAP, the net gain relating to these properties was deferred and is being amortized over the respective lease terms. Under US GAAP, the net gains are similarly being deferred while the losses were recognized immediately as a component of "Other Income". For more information, please see Note 27 of the consolidated financial statements.

In connection with each property sold in February 2001, the relevant purchaser issued notes to two pass through trusts which in turn issued pass through certificates in an offering exempt from registration under the US Securities Act of 1933 pursuant to Rule 144A thereunder. The pass through certificates were issued in two series: $313.7 million fully accreted principal amount of 7.82% pass through certificates with a final distribution date of January 2, 2020 and $250.7 million fully accreted principal amount of 8.62% pass through certificates with a final distribution date of January 2, 2025. The amounts payable under each lease will be sufficient to pay when due all scheduled payments of principal of, and interest on, the secured notes relating to such lease, and the proceeds of all such notes will be distributed to the holders of the pass through certificates. The secured notes are secured by the property interest subject to that lease, as well as the lessors interest in the leases with respect to the properties. The Company has guaranteed the payment and performance obligations of Ahold Lease USA, Inc. under each of the leases, and such guarantees have also been pledged for the benefit of the noteholders and the pass through trustee. However, neither the secured notes nor the pass through certificates, are direct obligations of, or guaranteed by, Royal Ahold or Ahold Lease.

The leases for of each of these 46 properties meet the requirements for classification as operating leases under both Dutch GAAP and US GAAP. The initial noncancelable terms of these operating leases ranges from 20 to 25 years and include renewal options for a specified period of time. For fiscal 2001, cash outflows and rent expense relating to these operating leases totaled $7.0 million (EUR 7.9 million) and $50 million (EUR 57 million), respectively. As of December 30, 2001, the aggregate amount of minimum lease payments under these operating leases was $1.4 billion (EUR 1.6 billion).

The sole purpose of the special-purpose entities is to facilitate the purchase of the various properties and act as lessor to various third-party lessees. The acquired properties consist of retail food stores, office facilities and distribution facilities. The Company does not have an equity ownership in any of the special-purpose entities and does not provide funding for any obligation beyond Ahold Lease USA's lease commitments. The only assets of the special-purpose entities are the acquired properties, which serve as collateral for the entities financing obligations of such entities. At the end of each of the lease terms, the Company is required to either vacate the property or exercise the renewal option.

During 2001, the Company, through its various operating subsidiaries in The Netherlands, Norway, Czech Republic and Poland, entered into lease transactions involving the sale and leaseback of real estate properties. The unaffiliated third parties did not establish a special-purpose entity to act as buyer-lessor. The total sales price of these properties was approximately EUR 154 million, generating a gain of EUR 73 million. The Company received cash proceeds equal to 100% of the sales price upon consummation of each of these transactions. Under Dutch GAAP, the gain relating to these properties was recognized in earnings, and under US GAAP, the gain was deferred and is being amortized over the respective lease terms. The leaseback of each of these properties meets the requirements for classification as an operating lease under both Dutch GAAP and US GAAP.

As of December 30, 2001, Royal Ahold also had purchase commitments for fixed assets outstanding of approximately EUR 428 million.

Guarantees to third parties have been given totaling EUR 45.9 million and 68.8 million as of the end of fiscal 2001 and fiscal 2000, respectively, mainly relating to guarantees given to franchise stores.

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

Contingent liabilities

Ahold is contingently liable with respect to outstanding indebtedness owed by Velox Retail Holdings ("VRH") to certain banks. VRH currently owns 2,168 shares (44.1%) in Disco Ahold International Holdings ("DAIH"). VRH is part of the Velox group which also holds interest in various banks in Argentina, Uruguay and Paraguay. Ahold has guaranteed a total of $100 million principal amount of VRH bank indebtedness, which is secured by a pledge of 500 shares of DAIH currently owned by VRH. In addition, Ahold could be required to purchase up to 1,314 shares of DAIH that are pledged by VRH to secure bank indebtedness for a maximum purchase price of $341.6 million. Ahold could also be required to pay an additional $25 million in respect to bank indebtedness owed by VRH for which Ahold would receive newly issued shares of DAIH.

The contingent liabilities mentioned above would only materialize in such a case that VRH defaults under the above referenced bank indebtedness. VRH has confirmed to Ahold that at the date of the annual accounts no such default had occurred and that it intends to be a long-term partner of DAIH. Ahold believes the purchase price for existing and new DAIH shares as described above exceeds the current fair market value. The extent to which this would lead to an impairment of goodwill in the future can not be reasonably estimated at this time. Such impairment of goodwill would lead to a charge to earnings in the quarter in which it is probable that any payments, if required, would be made.

On March 13, 2002, Ahold agreed that VRH could pledge another 302 DAIH shares owned by it to secure additional bank indebtedness, which shares Ahold could be required to purchase for a total purchase price of $24.6 million upon a default by VRH under such bank indebtedness.

In May 2001, Royal Ahold obtained a $150 million bilateral loan that carries an interest rate of Libor + 10bps and matures May 2003. To receive this loan, Ahold pledged the legal ownership of $150 million of Disco Bonds held by Ahold Belgie.

Ahold also entered into a financing agreement with "Stichting Pensioenfonds Ahold" in The Netherlands and in principle agreed to fund any financing deficit.

NOTE 21 INCOME TAXES

The reconciliation of income taxes between the Dutch corporate income tax rate and Royal Ahold's effective income tax rate as shown in the consolidated statements of earnings is as follows:

                                                                             Fiscal
                                                                       2001      2000     1999
                                                                       ----      ----     ----
           Dutch corporate income tax rate                             35.00%   35.00%   35.00%


           Items affecting the corporate income tax rate
             Different statutory income tax rate of foreign
             Subsidiaries

                  United States                                         0.54%   (0.47%)   1.06%
                  Europe                                               (4.86%)  (2.55%)  (1.87%)
                  Latin America                                        (0.04%)   0.05%    0.03%
                  Asia Pacific                                          0.02%    0.00%    0.00%
                  Corporate cost and financing                         (9.54%)  (8.72%) (10.89%)
             Non-taxable items
                  Goodwill amortization                                 1.78%    0.00%    0.00%
                  Increase (reduction) in valuation allowances          4.45%    1.68%    3.66%
           Effective tax rate                                          27.35%   24.99%   26.99%
                                                                       ======   =====    =====


           The components of the provisions for income taxes are as follows:
                                                                                Fiscal
                                                                     2001       2000       1999
                                                                     ----       ----       ----
           Current:
                Domestic                                             138,699     97,001    105,559
                Foreign                                              248,456    195,739    118,742
                                                                     --------   --------   -------
           Total Current taxes                                       387,155    292,740    224,301

           Deferred:
                Domestic                                              56,547     24,450     14,884
                Foreign                                               13,662     83,820     43,816
                                                                     -------    -------     ------
           Total Deferred Taxes                                       70,209    108,270     58,700
         Total income Taxes                                          457,364    401,010    283,001


                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred tax assets and liabilities as of December 30, 2001 and December 31, 2000 are as follows:

                                                                  December 30,  December 31,
                                                                         2001          2000
Deferred Tax Assets:

    Capitalized lease commitments                                    106,434       112,476
    Benefit plans                                                    139,834        95,592
    Closed locations                                                  31,788        37,927
    Provisions not yet deductible                                     56,415       102,386
     Operating loss carryforwards                                    413,195       186,794
   Alternative minimum tax carryforwards                              19,961        39,322
   General business tax credit carryforwards                           2,263         2,142
                                                                     --------      -------
                Gross deferred tax assets                            769,890       576,639

          Valuation allowances on carry forwards                    (260,985)      (73,560)
          Valuation allowances on other deferred tax assets           (3,496)      (13,213)
                                                                     --------      --------
                Total deferred tax assets                            505,409       489,866
                                                                     --------      -------

Deferred Tax Liabilities:

     Fixed assets                                                   (246,874)     (324,374)
     Inventories                                                     (15,623)      (45,883)
     Other, net                                                     (167,444)      (91,137)
                                                                    ---------      --------
          Total deferred tax liabilities                            (429,941)     (461,394)
                                                                    =========     =========

Net deferred tax assets:                                              75,468        28,472
                                                                      =======       ======


Deferred income taxes are classified in the accompanying balance sheets as of December 30, 2001 and December 31, 2000 as follows:

                                                       December 30, December 31,
                                                              2001         2000

Non-current deferred tax assets                         513,450         391,421
Non-current  deferred tax liabilities                  (437,982)       (362,949)
                                                         75,468          28,472

As of December 30, 2001, Royal Ahold had operating loss carryforwards of approximately EUR 413 million expiring between 2002 and 2022. This amount includes a carryforward in the amount of EUR 139 million for the devaluation loss in Argentina, for which a full valuation allowance has been made. As of December 30, 2001, The Company also had general business tax credit carryforwards totaling approximately EUR 2 million expiring between 2002 and 2016, and alternative minimum tax carryforwards of EUR 20 million which can be carried forward indefinitely. Such operating loss carryforwards and tax credits may not be used to offset income taxes in other jurisdictions. Royal Ahold has established a valuation allowance to reduce the tax benefit of certain net operating losses and certain general business tax credits to an amount that is more likely than not realizable.

NOTE 22    EMPLOYEE BENEFIT PLANS

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

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999


Pension costs for all plans are actuarially determined and generally funded annually. Royal Ahold accounts for its US plans under the provisions of Financial Accounting Standards No. 87- "Employers' Accounting for Pensions" ("SFAS 87"). Pension expense for the plans in The Netherlands is calculated using the methodology required under Dutch GAAP. Pension expense of the qualified plans included in the accompanying consolidated statement of earnings for fiscal 2001, 2000 and 1999 aggregated EUR 43,879, EUR 32,465 and EUR 33,973, respectively. In addition, Royal Ahold received refunds of EUR 29 million in 2000 of overfunded pension plan assets in The Netherlands, which were reflected as a reduction of general and administrative expenses in the 2000 consolidated statement of earnings. There were no refunds in fiscal 1999. Additionally, certain union employees in the United States that covered by multi-employer, defined benefit plans. Plan expenses were EUR 70,477, EUR 70,199 and EUR 53,893 for fiscal 2001, 2000 and 1999, respectively.

For a discussion on the US GAAP accounting treatment, please see Note 27 to the consolidated financial statements.

Other benefit plans

Royal Ahold also maintains various other employee benefit plans. For employees of its US subsidiaries, such plans are principally in the form of savings, incentive compensation and bonus plans. Royal Ahold's Dutch subsidiaries participate in a profit sharing plan for their employees. In the United States, Royal Ahold also maintains three supplemental employee retirement plans for officers and executives of its subsidiaries.

Post-retirement plans

Royal Ahold provides life insurance and healthcare benefits for certain retired employees meeting age and service requirements at its US subsidiaries. Royal Ahold's post-retirement plans are not funded.

The assumed health care cost trend rates used in measuring the accumulated post retirement benefit obligation was 7.25% (5.0% for participants over 65 years of age) in both fiscal 2001 and fiscal 2000, grading down to 5.0% in 2005. A one percentage point increase in assumed health care cost trend rates would have increased the aggregate of service and interest cost for fiscal 2001 by 7.9% and for fiscal 2000 by 8%. The effect of this change on the accumulated post-retirement benefit obligations as of the end of fiscal 2001 and fiscal 2000 would be an increase of 7.0.% and 6%, respectively. A one percentage point decrease in assumed healthcare cost trend rates would have decreased the aggregate of service and interest cost components of net periodic retirement health care benefit cost for fiscal 2001 by 6.6% and for fiscal 2000 by 6%. The effect of this change on the accumulated post-retirement benefit obligation for health care benefits as of the end of fiscal 2001 and fiscal 2000 would be a decrease of 5.9% and 5%, respectively.

For purposes of additional disclosure, information regarding the plans in The Netherlands has also been provided under the requirements of US GAAP Financial Accounting Standards No 132, "Employers' Disclosures About Pensions and Other Post-retirement Benefits" ("SFAS 132"). The following table summarizes the funded status and amounts which would be recognized in Royal Ahold's financial statements under SFAS 132 for all defined benefit and other plans.

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

                                                                           United States             United States
                                                                          Pension Plans             Other Benefits
                                                                     fiscal 2001   fiscal 2000  fiscal 2001  fiscal 2000
                                                                     -----------   -----------  -----------  -----------
Change in benefit obligation:
  Benefit obligation at beginning of year                               608,967       420,412       93,483       61,609
  Service cost                                                           19,404        16,142        2,601          817
  Interest cost                                                          50,858        43,716        7,968        5,325
  Amendments                                                             12,654         5,238       (1,118)          --
  Actuarial loss (gain)                                                  57,670           849       16,596       (2,455)
  Acquisition                                                           207,986       117,539       15,184       28,118
  Foreign currency exchange rate changes                                 39,530        29,040        6,068        4,255
  Benefits paid                                                         (30,617)      (23,969)      (7,637)      (4,186)
                                                                        --------      --------      -------      -------
  Benefit obligation at end of year                                     966,452       608,967      133,145       93,483
                                                                        =======       =======      ========      ======

Change in plan assets:
  Fair value of assets, beginning of period                             645,765       467,983           --           --
  Actual return on plan assets                                         (56,926)        21,369           --           --
  Company contribution                                                    2,757           989        7,637        4,186
  Plan participant contribution                                              --            --           --           --
  Acquisition                                                           135,566       147,066           --           --
  Foreign currency exchange rate changes                                 41,918        32,327           --           --
  Benefits paid                                                         (30,617)      (23,969)      (7,637)      (4,186)
                                                                        --------      --------      -------      -------
  Fair value of assets, end of period                                   738,463       645,765           --           --
                                                                        =======       =======           ==           ==

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999


The funded status of the plans for fiscal 2001 and 2000 are as follows:


                                                                           United States             United States
                                                                          Pension Plans             Other Benefits
                                                                           2001          2000         2001         2000
Reconciliation of funded status:
  Funded status of plan                                                (227,989)       36,798     (133,145)     (93,483)
  Unrecognized actuarial (gain) loss                                    123,072       (53,789)       8,880       (7,799)
  Unrecognized prior service cost                                        21,499         9,582        (489)          645
  Unrecognized net transition obligation                                   (801)       (1,323)         622          638
                                                                        --------       -------    ---------     --------
  Prepaid (accrued) benefit cost                                        (84,219)       (8,732)    (124,132)     (99,999)
                                                                        ========       =======    =========     ========


                                                                           United States             United States
                                                                          Pension Plans             Other Benefits
                                                                           2001          2000         2001         2000
Amounts recognized in the statement of financial position consist of:
  Prepaid benefit cost                                                   42,767        35,658           --           --
  Accrued benefit liability                                            (132,298)      (44,390)    (129,847)     (99,999)
  Intangible asset                                                           --            --          619           --
  Accumulated other comprehensive income                                  5,312            --        5,096           --
                                                                        --------       -------    ---------     --------
  Net amount recognized                                                 (84,219)       (8,732)    (124,132)     (99,999)
                                                                        ========       =======    =========     ========

The net periodic benefit cost included
the following components:


                                                         United States                         United States
                                                         Pension Plans                        Other Benefits
                                                    2001        2000         1999         2001        2000         1999
                                                    -----       -----        -----        -----       -----        ----
Components of net periodic benefit cost:
  Service cost of benefits earned                 19,404      16,038       17,898        2,601         817          872
  Interest cost on benefit obligation             50,858      43,611       30,973        7,968       5,325        4,325
  Expected return on assets                      (60,809)    (53,461)     (39,317)          --          --           --
  Amortization of transition (asset)                (608)       (570)        (534)          58          54           50
  Amortization of prior service cost               1,359       1,278          780           59          55           52
  Recognized actuarial (gain) loss                (3,747)     (5,691)         (17)        (589)       (535)        (152)
                                                  -------     -------       ------      -------      ------       ------
  Net periodic benefit cost                        6,457       1,205        9,783       10,097       5,716        5,147
                                                  =======     =======       ======      =======      =====        ======

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

                                                       Non-United States
                                                          Pension Plans
                                                        2001        2000
Change in benefit obligation:
  Benefit obligation at beginning of year            1,368,827     940,729
  Service cost                                          63,706      55,951
  Interest cost                                         74,626      70,223
  Plan participant contribution                          1,100          --
  Amendments                                                --          --
  Actuarial loss (gain)                                 (1,352)    135,694
  Acquisition                                               --     194,215
  Foreign currency exchange rate changes                (3,391)         --
  Benefits paid                                        (56,498)    (27,985)
                                                     ----------  ----------
  Benefit obligation at end of year                  1,447,018   1,368,827
                                                     ==========  =========

Change in Plan Assets:
  Fair value of assets, beginning of period          1,461,705   1,335,560
  Actual return on plan assets                         (95,253)     30,817
  Company contribution                                  79,189      20,760
  Plan participant contribution                          7,649       1,225
  Acquisition                                               --     101,328
  Foreign currency exchange rate changes                    --          --
  Benefits paid                                        (56,498)    (27,985)
                                                     ----------  ----------
  Fair value of assets, end of period                1,396,792   1,461,705
                                                     =========   =========

The funded status of the non-United States plans for fiscal 2001 and 2000 are as follows:
                                                       Non-United States
                                                        Pension Plans
                                                          2001        2000
Reconciliation of funded status:
  Funded status of plan                                (50,226)     92,878
  Unrecognized actuarial (gain) loss                   133,582     (40,886)
  Unrecognized prior service cost                       (9,492)    (10,745)
  Unrecognized net transition obligation                (9,625)    (15,288)
                                                        -------    --------
  Prepaid (accrued) benefit cost                        64,239      25,959
                                                        =======     =======

                                                       Non-United States
                                                        Pension Plans
                                                          2001        2000
Amounts recognized in the statement of
Financial position consist of:
  Prepaid benefit cost                                 157,500     141,625
  Accrued benefit liability                            (93,261)   (115,666)
  Intangible asset                                          --          --
  Accumulated other comprehensive income                    --          --
                                                        -------    --------
  Net amount recognized                                 64,239      25,959
                                                        =======    ========

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999


The net periodic benefit cost included the following components:

                                                          Non-United States Pension Plans
                                                           2001         2000         1999
Components of net periodic benefit cost:
  Service cost of benefits earned                        61,985       42,516       52,604
  Interest cost on benefit obligation                    81,260       63,552       56,983
  Expected return on assets                            (102,761)     (90,432)     (85,824)
  Amortization of transition (asset)                       (430)        (338)     (86,540)
  Amortization of prior service cost                     (6,529)     (18,214)      83,733
  Recognized actuarial (gain) loss                        2,447           --           --
                                                         =======      =======      ======
  Net periodic benefit cost                              35,972       (2,916)      20,956
                                                         =======      =======      ======


The assumptions used to develop the actuarial present value of benefit obligations and pension expense under SFAS 87 were as follows:

                                           Pension Benefits               Other Benefits
                                          2001      2000      1999      2001     2000      1999
                                          ----      ----      ----      ----     ----      ----
United States plans
  Discount rate for obligations           7.5%      8.0%      8.0%      7.5%     8.0%      8.0%
  Expected return on plan assets          9.0%      9.0%      9.0%       N/A      N/A       N/A
  Average salary increases                4.5%      4.5%      4.5%      4.5%     4.5%      4.5%

                                           Pension Benefits               Other Benefits
                                          2001      2000      1999      2001     2000      1999
                                          ----      ----      ----      ----     ----      ----
Non-United States plans
  Discount rate for obligations          5.25%     5.25%      6.0%       N/A      N/A       N/A
  Expected return on plan assets          6.5%      6.5%      7.0%       N/A      N/A       N/A
  Average salary increases                2.5%      2.5%      4.0%       N/A      N/A       N/A


NOTE 23 BUSINESS SEGMENT INFORMATION

Royal Ahold operates principally in two business segments, retail trade and food service. Aggregated within retail trade are the Company's grocery stores and specialty retailers, as the nature of the products, the customers type and the methods of distribution are similar. Activities included in the "Real estate and other" category include the ownership and management of real estate properties and production activities. Royal Ahold's other activities do not individually constitute a separately reportable industry segment.

In fiscal 2000, Royal Ahold acquired U.S. Foodservice, a company engaged in the sale of food and related products to restaurants and other institutional food service establishments. In connection with the acquisition of U.S. Foodservice, Royal Ahold reorganized its former food wholesaling segment that was subsequently renamed "Food Service". As a result of this reorganization, certain food wholesaling operations have been either transferred to the retail trade segment or the real estate and other segment. Prior year figures have been restated to reflect this reorganization.

In fiscal 2001, Royal Ahold reorganized its corporate functions in the United States in order to segregate Retail trade and Food Service operations. The financial information relating to these corporate functions is reported under Retail trade or Food Service as appropriate. Prior to fiscal 2001, these facilities were reported as part of Corporate cost. Prior year figures have been restated to reflect this reorganization.

Segments were determined based on products and services provided by each segment. Accounting policies of the segments are the same as those described in significant accounting policies. For more information, please see Note 2. Performance of the segments is evaluated based on operating results. The company accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices.

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

                                                         Fiscal
                                            2001          2000         1999
                                            ----          ----         ----
Net Sales (including intersegment)
Retail trade                             51,668,355    43,746,629   32,236,204
Food service                             14,929,718     7,765,648      555,183
Real estate and other                       373,244       344,030      381,199
Intersegment sales                         (378,252)     (314,706)    (348,259)
                                         -----------    ----------   ----------
                                          66,593,065    51,541,601   32,824,327
                                          ==========    ==========   ==========
Net Sales
Retail trade                             51,643,560    43,724,181   32,230,033
Food service                             14,887,793     7,753,858      553,409
Real estate and other                        61,712        63,562       40,885
                                         -----------    ----------   ----------
                                          66,593,065    51,541,601   32,824,327
                                         ===========    ==========   ==========
Operating Results

Retail trade                               2,279,976     1,848,361    1,352,117
Food service                                 357,756       294,467       15,429
Real estate and other                        123,063       177,346       91,232
Corporate costs                              (55,403)      (46,081)     (44,106)
                                         -----------    ----------   ----------
                                           2,705,392     2,274,093    1,414,672
                                         ===========    ==========   ==========
Depreciation and amortization
Retail trade                               1,489,638     1,101,120      827,183
Food service                                 152,855        49,442        6,472
Real estate and other                         38,084        31,137       34,468
                                         -----------    ----------   ----------
                                           1,680,577     1,181,699      868,123
                                         ===========    ==========   ==========
Salaries and benefits
Retail trade                               6,776,635     5,751,898    4,444,800
Food service                               1,353,937       705,478       44,093
Real estate and other                         33,210        31,880       38,388
Corporate                                     26,749        21,808       18,996
                                         -----------    ----------   ----------
                                           8,190,531     6,511,064    4,546,277
                                         ===========    ==========   ==========
Average number of full-time equivalent
employees
Retail trade                                 252,870       233,702      206,035
Food service                                  17,052        13,749        1,749
Real estate and other                            582           395        1,003
Corporate                                        235           207          196
                                         -----------    ----------   ----------
                                             270,739       248,053      208,983
                                         ===========    ==========   ==========
Purchase of long-lived assets
Retail trade                               2,755,587     2,528,030    1,806,451
Food service                                 123,796        43,616        9,000
Real estate and other                        145,557       134,662       98,788
                                         -----------    ----------   ----------
                                           3,024,940     2,706,308    1,914,239
                                         ===========    ==========   ==========
Purchase of intangible fixed assets
Retail trade                                 680,823     1,248,298       28,643
Food service                               1,622,181     1,420,849           --
Real estate and other                        154,301        68,231        2,210
                                         -----------    ----------   ----------
                                           2,457,305     2,737,378       30,853
                                         ===========    ==========   ==========

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

Long-lived Assets                         December 30  December 31   January 2,
                                          -----------  -----------   ----------
                                             2001         2000         2000
                                          --------      --------      -------
Retail trade                              12,179,517    10,969,077    7,869,039
Food service                               1,141,415       573,087       49,758
Real estate and other                        750,897       690,476      556,198
                                         -----------    ----------   ----------
                                          14,071,829    12,232,640    8,474,995
                                         ===========    ==========   ==========
Liabilities from operational activities*
Retail trade                               6,955,144     6,987,205    5,220,673
Food service                               2,108,555     1,363,642      106,835
Real estate and other                      1,908,212     1,175,523      590,129
Intersegment                                (191,288)     (274,921)    (397,852)
                                         -----------    ----------   ----------
                                          10,780,623     9,251,449    5,519,785
                                         ===========     =========   ==========

*All liabilities of a segment, less the interest bearing debt, deferred income tax liabilities and dividend preferred stock.

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999


NOTE 24 GEOGRAPHIC SEGMENT INFORMATION

Royal Ahold's operations are conducted in four geographical areas: the United States, Europe (The Netherlands, Portugal, the Czech Republic, Slovakia, Scandinavia and the Baltic States, Denmark, Belgium, Poland and Spain), Latin America (Brazil, Argentina, Chile, Guatemala, Peru and Paraguay) and Asia Pacific (Malaysia, Thailand and Indonesia). Sales are attributed to countries based on the location of the store.

                                                                   Fiscal
                                                      2001         2000          1999
                                                      ----         ----          ----
Net Sales
United States                                      39,486,410    29,432,628     18,397,444
Europe                                             21,807,419    16,624,975     10,453,867
Latin America                                       4,899,725     5,081,934      3,497,173
Asia Pacific                                          399,511       402,064        475,843
                                                   ----------     ---------     ----------
                                                   66,593,065    51,541,601     32,824,327
                                                   ===========   ==========     ==========
Operating Results
United States                                       1,713,043     1,466,005       943,768
Europe                                                865,621       669,868       459,034
Latin America                                         200,130       204,123        96,732
Asia Pacific                                          (17,999)      (19,822)      (40,756)
Corporate costs and eliminations                      (55,403)      (46,081)      (44,106)
                                                   ----------     ---------     ----------
                                                    2,705,392     2,274,093     1,414,672
                                                   ===========   ==========     ==========
Depreciation and amortization
United States                                         930,662        662,267      506,947
Europe                                                558,233        354,288      246,923
Latin America                                         169,210        145,675       93,368
Asia Pacific                                           19,412         18,667       19,706
Corporate                                               3,060            802        1,179
                                                   ----------     ---------     ----------
                                                    1,680,577      1,181,699      868,123
                                                   ===========   ==========     ==========
Salaries and benefits
United States                                       5,677,231     4,510,334     3,104,703
Europe                                              1,952,183     1,459,173     1,056,067
Latin America                                         505,152       490,173       330,229
Asia Pacific                                           29,216        29,576        36,282
Corporate                                              26,749        21,808        18,996
                                                   ----------     ---------     ----------
                                                    8,190,531     6,511,064     4,546,277
                                                   ===========   ==========     ==========
Average number of full-time equivalent employees
United States                                         123,036       118,114       101,872
Europe                                                 86,888        70,293        53,613
Latin America                                          53,162        52,157        43,690
Asia Pacific                                            7,418         7,282         9,612
Corporate                                                 235           207           196
                                                   ----------     ---------     ----------
                                                      270,739       248,053       208,983
                                                   ===========   ==========     ==========
Purchase of long-lived assets
United States                                       1,705,914     1,310,421     1,084,384
Europe                                              1,016,189       910,748       512,819
Latin America                                         264,034       465,340       301,156
Asia Pacific                                           26,482        18,487        14,986
Corporate assets                                       12,321         1,312           894
                                                   ----------     ---------     ----------
                                                    3,024,940     2,706,308     1,914,239
                                                   ===========   ==========     ==========

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999



                                                                   Fiscal
                                                      2001         2000          1999
                                                      ----         ----          ----
Purchase of intangible fixed assets
United States                                       1,962,224     1,570,692         5,118
Europe                                                325,052     1,156,810        18,968
Latin America                                          90,679         8,886         6,767
Asia Pacific                                              636           990            --
Corporate assets                                       78,714            --            --
                                                   ----------     ---------     ----------
                                                    2,457,305     2,737,378        30,853
                                                   ===========   ==========     ==========


Long-lived Assets                                  December 30,  December 31,   January 2,
                                                      2001          2000          2000
                                                   -----------  -------------  -----------
United States                                       8,016,096     6,223,718     4,761,041
Europe                                              4,493,671     4,137,393     2,233,187
Latin America                                       1,475,436     1,804,467     1,404,221
Asia Pacific                                           73,896        65,224        75,140
Corporate costs                                        12,730         1,838         1,406
                                                   ----------     ---------     ----------
                                                   14,071,829    12,232,640     8,474,995
                                                   ===========   ==========     ==========
Liabilities from operational activities*
United States                                       5,996,400     4,604,507     2,688,693
Europe                                              3,575,218     3,314,928     2,071,651
Latin America                                       1,049,970     1,236,748       961,131
Asia Pacific                                           91,367        84,625       134,202
Corporate                                             258,956       285,562        61,960
Intersegment                                         (191,288)     (274,921)     (397,852)
                                                   ----------     ---------     ----------
                                                   10,780,623     9,251,449     5,519,785
                                                   ===========   ==========     ==========

*All liabilities of a segment, less the interest bearing debt, deferred income tax liabilities and dividend preferred stock.


NOTE 25 FINANCIAL INSTRUMENTS

Royal Ahold's primary market risk exposures are exchange rate movements and interest rate fluctuations. Royal Ahold actively reviews and monitors its exposure and risk to changes in exchange rates and interest rates. To manage foreign exchange transaction exposure and interest rate exposure, Royal Ahold may enter into financial derivative contracts. The derivative financial instruments utilized by Royal Ahold, while appropriate for hedging a particular kind of risk, are not considered by management to be specialized or high-risk and are generally available from numerous sources. The risk associated with these transactions is the cost of replacing these agreements, at current market rates, in the event of default by the counter parties. Management regularly evaluates its use of financial instruments, including derivatives, and believes that the risk of incurring such losses is remote. Royal Ahold does not enter into contracts or utilize derivative financial instruments for speculative purposes. Contracts are generally for a duration that is consistent with the anticipated related underlying exposure. Gains and losses from derivative financial instruments that are designated as, and deemed to be effective hedges are deferred and are recognized in the statement of earnings when the hedged transactions occur. Gains and losses on instruments that are not designated as, and deemed to be effective hedges are recognized immediately into earnings. Royal Ahold's use of financial instruments and the accounting policies under US GAAP for financial instruments are further described in Note 27.

During fiscal 2001, Royal Ahold entered into cross currency swaps and numerous individually immaterial foreign exchange forward contracts, which are used to hedge future payments in foreign currencies made to suppliers by its operating companies. Royal Ahold had 46 financial derivative contracts outstanding as of the end of fiscal 2001. The notional amount of these forward contracts as of the end of fiscal 2001 was EUR 5.0 billion and EUR 2.5 billion as of the end of fiscal 2000, with a negative mark to market value of EUR 365 million in fiscal 2001 and negative EUR 78 million

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

in fiscal 2000. Of these 46 contracts, 26 have a maturity shorter then one year, 15 have a maturity of one to five years and 5 have a maturity ranging from five to thirty years. Also, of these contracts, 20 hedge USD/BRL exposure, 11 hedge USD/EUR exposure, 4 hedge SEK/NOK exposure, and in total 11 derivative contracts are used to hedge other currency interest rates.

Foreign exchange risk management

Since Royal Ahold has extensive operations in a variety of countries throughout the world, a substantial portion of its assets, liabilities and results are denominated in foreign currencies, primarily the US dollar. Royal Ahold actively manages foreign currency exposure by financing such operations in local currency borrowings to the extent possible or practical. Using this "material hedging" technique, Royal Ahold proactively manages the overall debt portfolio to match asset investments on a country by country basis. When local financing is not possible or practical, the Company will finance foreign operations through intercompany loans. With the exception of Argentina where Disco is for a substantial part financed with un-hedged third-party USD loans, Royal Ahold has been able to substantially mitigate significant foreign exposure with local borrowings or entering into cross currency swaps to hedge third-party debt in a currency other then the functional currency of the entity. Royal Ahold does not enter into financial contracts to hedge translation risk.

Interest rate risk management

Royal Ahold uses a combination of interest rate, cross-currency and foreign exchange swaps ("cash flow hedges") to hedge variable rate exposures resulting from changes in interest rates and foreign currency exchange rates on borrowings in currencies other than the functional currency. Royal Ahold's objective in managing exposures to interest rate and foreign exchange fluctuations on debt is to reduce earnings and cash flow volatility.

For purposes of additional disclosure, under US GAAP, the Company records changes in the fair value of the derivative instruments designated as cash flow hedges of variable rate debt instruments in accumulated other comprehensive income (loss), a component of US GAAP equity, until the underlying hedged interest payments affect earnings. When interest expense is recorded, the related gain or loss on the cash flow hedge will be reclassified to interest expense. In the event the underlying debt instrument is retired, the gain or loss on the related cash flow hedge will be reclassified from accumulated other comprehensive income (loss) to other income on the consolidated statement of income at that time. During fiscal 2001, no such reclassifications from other comprehensive income occurred.

For the majority of the cash flow hedges, the critical terms of the hedging instruments are the same as the underlying debt instruments. Accordingly, all changes in fair value of these derivative instruments (including the time value portion of purchased options in the lease contracts) are recorded through other comprehensive income. The changes in fair value of the derivatives are intended to offset changes in the expected interest payments to be made on the variable rate debt instruments. Royal Ahold records any ineffective portion of the hedging instruments in the consolidated statement of earnings. Hedge ineffectiveness was not material for fiscal 2001.

As of the end of fiscal 2001, the total balance in OCI is EUR 81.6 million. Of the year end OCI balance, the Company estimates that EUR (17.5) million will be reclassified into earnings within the next twelve months, which is comprised of EUR (11.0) million from cross currency swaps, EUR (6.7) million from interest rate swaps and EUR 0.1 million from FX liquidity swaps. These estimates are based on the difference between the mark to market calculations at the end of fiscal year 2001 and the estimated mark to market value at the end of fiscal 2002.

Other Derivative Instruments

In countries where the local currency is subject to large fluctuations, Royal Ahold often enters into lease agreements denominated in the US dollar or the Euro. Under the provisions of SFAS 133, leases denominated in a currency different from the functional currency of either party to the lease contain an embedded foreign exchange derivative. At December 30, 2001, the Company had embedded foreign exchange derivatives in certain lease contracts in the Czech Republic and Poland with a fair value of EUR (5.3 million) recorded as long-term liability on the consolidated balance sheet and in other income on the consolidated statement of earnings. For more information on components of accumulated other comprehensive income (loss), please see Note 27.

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

Fair value of financial instruments

The following table presents the carrying amounts and fair values of Royal Ahold's financial instruments:


                                                December 30, 2001            December 31, 2000
                                              Carrying        Fair        Carrying          Fair
                                              Amount         Value         Amount           Value
                                              --------       -------      ---------        -------
Assets
Loans receivable                                 534,157       542,936       414,055             --

Liabilities
Borrowings                                   (13,030,222)  (13,387,960)  (10,299,988)   (10,445,372)

Derivative financial instruments
Currency derivatives                              316,996           121      833,634         (6,155)
Cross Currency derivatives                      3,527,345      (363,284)   1,677,739        (71,829)
Interest rate derivatives                         996,456          (108)           0              0



Royal Ahold considers the carrying amount of cash, accounts receivable, accounts payable, current loans payable and capital lease commitments to be a reasonable estimate of those instruments fair value. The market value for the investments in unconsolidated companies has not been determined. It is not practical to estimate the fair value of Aholds unconsolidated investments as these investments are not publicly traded. It is also not practical to estimate the fair value of the loans receivable for fiscal 2000.

The fair value of long-term debt is estimated using discounted cash flow analysis based on interest rates from similar types of borrowing arrangements or at quoted market prices, if applicable. The fair value of derivative financial instruments is the amount at which these instruments could be settled, based on estimates obtained from financial institutions.

NOTE 26 SUBSEQUENT EVENTS

At December 30, 2001, Ahold used a rate of 1ARS= 0.6658 EUR to translate its Argentine results. Ahold also used an equivalent rate to translate non-Argentine peso transactions of its Argentine operations outstanding at December 30, 2001. This resulted in a charge of EUR 214 million to earnings and EUR 148 million to shareholders' equity during fiscal 2001. On February 2, 2002, the Argentine government issued a "Pesofication" decree pursuant to which Royal Ahold may be able to convert certain third party US dollar debt held by its Argentine operations and governed by Argentine law to Pesos at a rate of 1:1. As of March 22, 2002, the value of the Peso to the Euro was 1ARS=0.3836 EUR. In response to the Pesofication decree and the continued declining trends of the value of the Peso, the Company continues to evaluate the impact on its financial results.

In February 2002, Albert Heijn announced the opening of two new supermarket formats, an extra-large supermarket, under the name Albert Heijn XL, and a convenience store format, under the name "AH to go". The larger stores will have a sales area of approximately 4,000 sq. meters (40,000 sq. feet) and will provide customers with more fresh products and general merchandise than traditional Albert Heijn stores. The convenience stores will be opened at Esso gasoline stations in The Netherlands and will target the more mobile customer.

In January 2002, Stop & Shop announced that it had signed a letter of intent with certain creditor constituencies of Big V Supermarkets to purchase up to 27 Big V Supermarkets and other assets of the company. Big V Supermarkets, which operates supermarkets in New York and New Jersey, filed for bankruptcy protection in November 2000. Stop & Shop has negotiated an asset purchase agreement with such creditor constituencies and Shop & Shop and such creditors filed a plan of reorganization with the bankruptcy court on March 1, 2002. The closing of the acquisition by Stop & Shop is subject to confirmation of the plan of reorganization by the bankruptcy court and satisfaction of certain conditions set forth in the asset purchase agreement, including antitrust clearance. There can be no assurance that the acquisition will be completed.

In January 2002, Royal Ahold and its partner, through the existing joint venture with Paiz Ahold, formed a new joint venture with CSU, the leading supermarket company and hypermarket operator in Costa Rica and Nicaragua. Each of the three partners effectively has a one-third stake in the joint venture, which operates under the name CARHCO, the Central

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

American Retail Holding Company. CARHCO now operates 253 food stores with annual sales of approximately USD 1.3 billion (EUR 1.5 billion) in Guatemala, Costa Rica, Honduras, El Salvador and Nicaragua. The joint venture will continue to focus on organic growth within these current markets, as well as develop retail activities in other regional markets.

In December 2001, Royal Ahold, through its wholly owned subsidiary, Bompreco, signed an agreement to acquire 32 hypermarkets and supermarkets, and related assets, from G. Barbosa. G. Barbosa operates in the northeasten Brazilian states of Sergipe and Bahia and has annual sales of approximately EUR 300 million in fiscal 2001. The transaction is expected to be completed in the second quarter of fiscal 2002.

NOTE  27  DIFFERENCES   BETWEEN  DUTCH  AND  UNITED  STATES  GENERALLY  ACCEPTED
ACCOUNTING PRINCIPLES

Dutch GAAP varies in certain significant respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP. The principal methods applied in the preparation of the consolidated financial statements that have resulted in amounts that differ from those that would have otherwise been determined under US GAAP are included within this Note 27. Additional disclosures required under US GAAP have been incorporated into the appropriate preceding footnotes of the primary Dutch GAAP financial statements as much as possible. Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

a)   Goodwill

Under Dutch GAAP, through November 2000, goodwill, defined as the difference between the purchase price and the fair value of net assets of newly acquired companies, was recorded as a reduction of shareholders' equity and minority interest, if applicable, in the year of acquisition. Beginning December 1, 2000, in accordance with new Dutch accounting guidelines, goodwill is capitalized as an intangible asset and amortized on a straight-line basis over a period no longer than 20 years.

Under US GAAP, for business combinations initiated through June 30, 2001, goodwill was capitalized as an intangible asset and was amortized on a straight-line basis over a period no longer than 40 years. For business combinations initiated after June 30, 2001, goodwill is not amortized but is rather tested for impairment.

After the effects of amortization and impairment write-downs, Royal Ahold continues to hold a larger goodwill asset of EUR 11,262 million and EUR 11,863 million under US GAAP at December 30, 2001 and December 31, 2000, respectively, because of acquisitions recorded prior to the change in Dutch accounting standards for goodwill on December 1, 2000. For business combinations recognized in fiscal 2001, the same amount of goodwill was recorded under Dutch GAAP and US GAAP, while during fiscal year 2000, additional US GAAP goodwill of approximately EUR 5,416,000 was recorded.

During fiscal 2001, 2000 and 1999, Royal Ahold recognized additional goodwill amortization under US GAAP of EUR 217,228, EUR 254,570, and EUR 142,072, respectively, primarily for acquisitions that were completed prior to the change in Dutch accounting standards for goodwill on December 1, 2000. In addition, no US GAAP amortization was recognized for acquisitions completed after June 30, 2001 while EUR 10.5 million was expensed under Dutch GAAP. This GAAP difference was lower in fiscal 2001 as, under Dutch GAAP, amortization is recognized for a maximum of 20 years. Under US GAAP, the maximum amortization period of goodwill was 40 years.

Royal Ahold reviews goodwill recorded under US GAAP for impairment whenever facts or circumstances indicate that the carrying amounts may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the underlying business operation are compared to the carrying amount of goodwill to determine if a write-down is required. If such an assessment indicates that the undiscounted future cash flows will not be recovered, the carrying amount is reduced to the estimated fair value. Under US GAAP, the Company recorded impairment write-downs of EUR 510,982, EUR 45,696 and EUR 5,306 in fiscal 2001, 2000 and 1999, respectively. The write-down in fiscal 2001 was for Disco S.A.

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

b)   Pensions

As further described in Note 22, Royal Ahold accounts for its United States pension plans under the provisions of SFAS 87, a US GAAP standard, in its primary financial statements as allowed under Dutch GAAP. However, Royal Ahold has a number of additional pension plans outside of the United States that are accounted for in accordance with the pension accounting principles generally accepted in The Netherlands. The pension costs for these plans are actuarially determined in accordance with local standards and generally funded annually. The actuarial method determines costs in relation to actual annual wages and repayments of the pension fund are deducted from pension expenses.

Royal Ahold adopted SFAS 87 for US GAAP purposes as of January 1, 1989. Under US GAAP, the calculation of the statement of earnings charge is more comprehensive and regulated, particularly as to the use of actuarial assumptions, than under Dutch GAAP. The pension expense and related liabilities are based on a specific methodology that reflects the concepts of US GAAP accrual accounting as amounts reflected in the income statement are systematically recognized over the service lives of the employees covered by the plans. Amounts charged to expense are typically different from amounts funded. For the Company's plans outside of the United States, the US GAAP methodology has historically resulted in a lower pension charge in fiscal 2001, 2000 and 1999 than what is recognized in Royal Ahold's primary Dutch GAAP consolidated statement of earnings. The effects of these differences in pension plan accounting on the Company's consolidated financial statements, as a whole, is included in item l) below.

c)   Revaluation of tangible fixed assets

The tangible fixed assets of AVG were revalued in October 1988 and, in accordance with Dutch GAAP, Royal Ahold increased the value of the assets to market value and recorded a revaluation reserve in shareholders' equity. The revaluation amount is depreciated over the life of the related assets. Upon selling revalued tangible fixed assets, the corresponding revaluation reserve in equity is considered realized and transferred to the statement of earnings. Revaluation of tangible fixed assets is an accounting principle not generally accepted in the United States. The effects of the reversal of this revaluation as well as the related accumulated depreciation and depreciation expense for each year is shown in item l) below.

d)   Restructuring costs

Under Dutch GAAP, the Company records provisions for closed and divested facilities ("exit costs") and severance and other personnel costs (all costs collectively, "Restructuring Costs") when it enters plans for store and distribution center closures or sales in connection with exit activities and business combinations. These plans are subject to strict accounting principles under US GAAP including those defined in EITF 94-3 and EITF 95-3, collectively referred to as the "Consensuses" and further discussed in the United States Securities and Exchange Commission's "SAB 100". Application of the Consensuses can result in the timing and amount of Restructuring Charges recognized to be different under US GAAP.

In accordance with the Consensuses, Royal Ahold will record US GAAP exit costs as defined within EITF 94-3 only when it can reliably estimate the nature, timing, and amount of the exit costs associated with the actions it has specifically identified. The Company believes that it can reliably estimate exit costs for US GAAP reporting when, at a minimum, it feels the estimate reflects the most likely expected outcome given all of the information currently available, the underlying exit plan identifies all significant actions expected to be taken, including an expected timetable, and is used for evaluation of those responsible for executing the plan, all significant actions are documented, and the components and key assumptions of the plan have a reasonably supportable basis. Further, severance and other personnel costs are recorded under US GAAP when, at a minimum, the plan, defines the benefit formula for individual employee involuntary termination benefits, includes the number of employees to be involuntarily terminated, and includes the employee's job classifications and locations. It is also considered essential that prior to the balance sheet date that notification of termination to employees is completed and that the notification includes, at a minimum, the provisions of the involuntary termination benefit formula in sufficient detail such that each employee would be able to calculate the severance benefit.

Whether restructuring costs are recognized as a liability assumed in a business combination or expensed under US GAAP is dependent on whether the costs qualify to be included in accounting for the business combination as discussed in EITF 95-3. EITF 95-3 generally states that restructuring costs can be recognized as a liability when recording an acquisition only if they are not associated with post-acquisition revenues of the combined entity and they are either incurred to exit an activity of the acquired company or are for a contractual obligation of the acquired company that has no future economic

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999


benefit.

Royal Ahold has incurred Restructuring Costs as a result of the acquisitions of Alliant and Bruno's in November 2001 and December 2001, respectively. The main features of the restructuring plan affect both Alliant and U.S. Foodservice operating units and will result in the closure of Alliant and U.S. Foodservice distribution facilities. The expected total amount of costs relating to U.S. Foodservice resulting from these actions are accounted for through the statement of earnings in 2001 and amount to EUR 106 million (USD 95 million) under Dutch GAAP. Under US GAAP, at December 30, 2001, Royal Ahold did not meet the notification criteria for the severance and other personnel costs of EUR 33 million included in this charge and therefore they are not included in the US GAAP statement of earnings for fiscal 2001.

As a direct result of the acquisition of Giant-Landover in 1998, Royal Ahold recorded Restructuring Costs for necessary reorganizations of its United States operations, including existing facilities. These costs have been included in the assessment of the fair value of assets and liabilities at the time of the acquisition under Dutch GAAP while under US GAAP, restructuring costs relating to existing operations are required to be charged to the statement of earnings. Therefore, EUR 1.1 million and EUR 19.2 million were recognized in the statement of earnings during fiscal 2000 and 1999, respectively. In the course of 2000, the restructurings were completed.

e)   Other provisions

Under Dutch GAAP, provisions can be recorded as an expense in the statement of earnings or as a liability assumed in an acquisition for events in the current period, or at the time of acquisition, for which the costs involved can be reasonably estimated. Under US GAAP, the Company is required to evaluate these asserted and unasserted claims under Statement of Financial Accounting Standards No. 5, Accounting for Contingencies ("SFAS 5"). Under SFAS 5, the Company recognizes a liability for asserted and unasserted claims at the time that they are reasonably estimable and probable in nature. The US GAAP methodology has historically resulted in US GAAP charges being taken for contingencies in a later period. In particular, maintenance costs recorded under Dutch GAAP are not accrued for under US GAAP until the actual cost is incurred.

f)   Sale-leaseback of property

As further discussed in Note 20, upon the sale of certain property, Royal Ahold's operating subsidiaries have entered into operating leases with the buyer-lessor for a space to operate in the sold location. These transactions are commonly referred to as "sale-leasebacks". Under Dutch GAAP, if a sale-leaseback transaction transfers all risks and rewards of ownership to the buyer-lessor and it is clear that the transaction is established at fair value, and it does not meet the criteria for capitalization, the transaction should be accounted for as a sale-leaseback transaction and any profit or loss should be recognized immediately. If a sale-leaseback transaction transfers all risk and rewards of ownership to the buyer-lessor and it is not clear that the transaction is established at fair value, it should be accounted for as a financing arrangement and any profit or loss should be deferred and amortized over the lease term.

US GAAP has specific accounting criteria for sale-leasebacks under SFAS 66, Accounting for Sales of Real Estate, and SFAS No. 98, Accounting for Leases. When the sale of real estate is accompanied by a leaseback to the seller-lessee of all or any part of the property for all or part of its remaining economic life, the seller-lessee must determine whether a sale should be recognized and how much profit, if any, should be recognized on the sale. Sale-leaseback accounting shall be used by a seller-lessee only if a sale-leaseback transaction includes all of the following: a sale is consummated, the transaction involves a normal leaseback, the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property and the seller has transferred to the buyer all of the other risks and rewards of ownership demonstrated by the absence of any continuing involvement in the real estate by the seller-lessee. Profit on sale-leaseback transactions is recognized based on the degree to which the seller-lessee relinquishes the right to use the real estate through the leaseback. Losses are recognized immediately upon consummation of the sale. The effects of these differences in accounting is included in item l) below.

g)   Derivatives

As further discussed in Note 25, derivative financial instruments are utilized by Ahold to manage the exposure to foreign currency and interest rate risks. Ahold does not hold or issue financial instruments for trading purposes. Under Dutch GAAP, gains and losses from derivative financial instruments that are designated as and deemed to be effective hedges are

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

deferred and are recognized in the statement of earnings when the hedged transactions occur. Gains or losses on instruments that are not designated as and deemed effective hedges are recognized immediately into earnings.

Under US GAAP, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as of January 1, 2001. The accounting required under SFAS 133 is more prescriptive than Dutch GAAP on the overall treatment and definition of a derivative, when to record derivatives, classification of derivatives, and when to designate a derivative as a hedge, as further explained under item m) "New accounting pronouncements" below. Therefore, differences between Dutch GAAP and US GAAP arise which affect net income for US GAAP. The quantitative effect of SFAS 133 on net income and shareholders' equity, including US GAAP comprehensive income, as well as the effect of the initial adoption of SFAS 133, is reconciled below.

h)   Software costs

The items included under this heading include the adoption of the US GAAP standard SOP 98-1 "Accounting For the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") which requires capitalization of certain costs for developing software for internal use when criteria have been met. Under Dutch GAAP, such costs were expensed when incurred until the end of fiscal 1999. Effective January 2, 2000, these costs relating to software development in-house or purchased for internal use have been capitalized and are amortized over the anticipated useful life of three to five years. The effects of costs capitalized under US GAAP prior to January 2, 2000, as well as the related accumulated amortization and amortization expense for each year, is included in item l) below.

i)   Deferred taxes

The effects of deferred income taxes on the adjustments between Dutch GAAP and US GAAP calculated under Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes ("SFAS 109") are included in item l) below.

j)   Dividend cumulative preferred financing shares

Under Dutch GAAP, the dividend on the cumulative preferred financing shares is recorded as part of the profit distribution and is therefore charged directly to shareholders' equity. According to US GAAP, such dividend is charged directly to the statement of earnings.

k)   Diluted net earnings per common share

Under Dutch and US GAAP, Royal Ahold calculates diluted net earnings per common share as follows: net earnings after preferred dividend and the income impact of dilutive securities, divided by the weighted average number of common shares outstanding including the number of common shares that would have been issued upon the conversion of convertible subordinated notes and the exercise of stock option rights outstanding. Ahold issued 4% convertible subordinated notes during fiscal 2000 that resulted in an income impact of EUR 37,210 and the weighted average share impact of 28,896 shares that were excluded from the US GAAP diluted net earnings per common share calculation because the effect was antidilutive. In fiscal 2001, the effect of the 4% convertible subordinated notes was anti-dilutive under both Dutch GAAP and US GAAP. The 4% subordinated convertible notes were also anti-dilutive under US GAAP in fiscal 2000.
Additionally in fiscal 2001, the income impact of EUR 18,872 and weighted average share impact of 25,705 of the 3% convertible subordinated notes was anti-dilutive under US GAAP.

l)   Effects of conforming to US GAAP

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999


The adjustments to reported net earnings required to conform to US GAAP were as follows: (in thousands of Euros)

                                                                               Fiscal
                                                                 2001          2000             1999
                                                                 ----          ------           ----
Net earnings in accordance with Dutch GAAP                      1,113,521     1,115,991         752,107
Items having the effect of increasing (decreasing)
    reported net earnings:

   a) Goodwill                                                  (728,210)      (300,266)       (147,378)
   b) Pensions                                                    23,811         16,596           6,552
   c) Revaluation of real estate                                   1,882          2,175           2,263
   d) Restructuring costs                                         33,219         (1,143)        (19,202)
   e) Other provisions                                           (57,556)       (21,434)        (28,630)
   f) Sale-leaseback of property                                (137,421)         -----           -----
   g) Derivatives                                               (132,549)         -----           -----
   h) Software costs                                              (5,360)        (5,360)         10,109
   i) Deferred taxes                                               46,648         4,494           9,825
                                                                 --------       --------        --------
Subtotal                                                         157,985        811,053         585,646
j) Dividends on cumulative preferred financing shares            (38,177)       (17,444)        (12,167)
                                                                 --------       --------        --------
Net earnings in accordance with US GAAP applicable
to common shares                                                 119,808        793,609         573,479
                                                                 =======        ========        ========

The adjustments to conform shareholders' equity to US GAAP are as follows:
(in thousands of Euros)

                                                                   December 30,        December 31,
                                                                        2001               2000
                                                                   ------------        -------------
Shareholders' equity in accordance with Dutch GAAP                     5,892,114          2,502,566
Items having the effect of increasing (decreasing)
   reported shareholders' equity (net of tax, if applicable):

   a) Goodwill                                                        10,492,334         10,975,661
   b) Pensions                                                            79,245             55,434
   c) Revaluation of real estate                                        (31,571)            (33,453)
   d) Restructuring costs                                                 33,219               -----
   e) Other Provisions                                                    62,875              73,044
   f) Sale-leaseback of property                                       (137,421)               -----
   g) Derivatives                                                      (219,866)               -----
   h) Software costs                                                       3,163               8,523
    i) Deferred taxes                                                    35,557              (11,091)
                                                                     ----------              --------

Shareholders' equity in accordance with US GAAP                      16,209,649            13,570,684
                                                                     ==========            ==========

The following presents Royal Ahold's Consolidated Statements of Earnings and Consolidated Balance Sheets prepared in accordance with US GAAP in a condensed format.

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999


Condensed Consolidated Statements of Earnings
(in thousands of Euros)                                                                     Fiscal
                                                                             2001           2000            1999
                                                                             ----           ----            ----
Net sales                                                                   66,593,065     51,541,601      32,824,327
Cost of sales                                                             (51,877,136)    (39,654,486)    (24,470,282)
                                                                          ------------    ------------    ------------
Gross profit                                                                14,715,929     11,887,115       8,354,045
Selling, general and administrative expenses                              (12,915,176)     (9,963,154)     (7,137,626)
                                                                          ------------     -----------     -----------
Operating results                                                            1,800,753      1,923,961       1,216,419
Net financial expense                                                      (1,165,782)       (669,265)       (360,437)
                                                                          ------------     -----------     -----------
Operating earnings before income taxes and minority interests                  634,971      1,254,696         855,982
Income taxes                                                                 (410,716)       (396,516)       (273,176)

Operating earnings after income taxes and before minority interests            224,255        858,180         582,806
Income from unconsolidated companies                                            14,553         14,562           7,437
Minority interests                                                            (80,823)        (61,689)         (4,597)
                                                                          ------------     -----------     -----------
Net earnings before dividends on cumulative preferred financing shares         157,985        811,053         585,646
Dividends on cumulative preferred financing shares                            (38,177)        (17,444)        (12,167)
                                                                          ------------     -----------     -----------
Net earnings available to common shareholders                                  119,808        793,609         573,479
                                                                          ============     ===========     ===========

Condensed Consolidated Balance Sheets
                                                                               December 30,             December 31,
                                                                                 2001                     2000
Assets
Current assets                                                                  11,255,701           8,977,238
Non-current assets:
Tangible fixed assets                                                           14,040,258          12,192,460
Intangible assets                                                               16,913,957          15,024,629
Other                                                                            1,452,453           1,198,734
                                                                                 --------- -         ---------
     Total non-current assets                                                   32,406,668          28,415,823
                                                                                ----------          ----------
                                                                                43,662,369          37,393,061
                                                                                ==========          ==========
Liabilities and shareholders' equity
Current liabilities                                                             11,632,045          10,400,249
Long-term liabilities                                                           14,362,850          11,837,969
Minority interests                                                               1,457,825           1,584,159
Shareholders' equity                                                            16,209,649          13,570,684
                                                                                ----------          ----------
                                                                                43,662,369          37,393,061
                                                                                ==========          ==========



                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999


The changes in shareholders' equity accounts under US GAAP were as follows:
(in thousands of Euros)

                                                                                                    Fiscal
                                                                                            2001             2000
                                                                                            ----             ----
Shareholders' equity, beginning of fiscal year                                            13,570,684        8,106,105
Changes in shareholders' equity during the fiscal year:

   Net earnings in accordance with US GAAP                                                   157,985          811,053
   Dividend on cumulative preferred financing shares                                        (38,177)          (17,444)
   Dividend                                                                                 (94,270)          (43,856)
   Common shares issued from exercise of option rights                                        66,947           55,585
   Common shares issued                                                                   2,501,384         4,090,668
    Converted subordinated notes                                                                223                 6
   Cumulative preferred financing shares issued                                                ----           394,894
    FAS 133 hedging activities                                                             (81,605)              ----
   Exchange rate differences                                                                126,478           173,673
                                                                                            -------           -------

Shareholders' equity, end of fiscal year                                                 16,209,649        13,570,684
                                                                                         ==========        ==========

Net earnings per common share under US GAAP are as follows:
(in thousands of Euros except share and per share amounts)                                         Fiscal
                                                                                        2001        2000       1999
                                                                                        ----       ------      ----
Net earnings available to common shareholders                                            119,808    793,609    573,479
Income impact from assumed conversion of convertible subordinated notes                     ----     18,875     18,875
                                                                                            ----     -------    ------
Income available to common shareholders plus assumed conversions                         119,808    812,484    592,354
                                                                                         =======    =======    =======

Weighted average number of common shares outstanding x 1,000                              857,509   737,403    657,320
Dilutive effect of:
   Convertible subordinated notes                                                            ----    25,035     24,958
   Employee stock options                                                                   4,213     4,759      6,533
                                                                                            -----      -----     -----
Weighted average number of diluted common shares outstanding x 1,000                      861,722   767,197    688,811
                                                                                          =======   =======    =======

Earnings per common share (EUR)                                                              0.14      1.08       0.87
Diluted net earnings per common share (EUR)                                                  0.14      1.06       0.86


Had compensation costs for Royal Ahold's stock option plans described in Note 19 to the Consolidated Financial Statements been determined consistently with Statement of Financial Accounting Standard No. 123 ("SFAS 123") in fiscal 2001, fiscal 2000 and fiscal 1999, US GAAP Net Earnings would have been EUR 83,124, EUR 763,287 and EUR 547,922, respectively, and Diluted Net Earnings per common share would have been EUR 0.10, EUR 1.02 and EUR 0.82, respectively.

In 1998, Royal Ahold adopted the requirements of Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes all nonshareowner changes in equity, and consists of net earnings and foreign currency translation adjustments.

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

Royal Ahold's statement of comprehensive income under US GAAP is as follows:

Condensed Consolidated Statement of Comprehensive Income

(in thousands of Euros)                                                  Fiscal
                                                                2001          2000           1999
                                                                -----         -----          ----
Net earnings available to common shareholders                 119,808       793,609        573,479
Other comprehensive income, net of tax:
   Foreign currency translation adjustments                   126,478       173,673        894,316
   Minimum pension liability adjustment                         -----
                                                                              -----             77
   Cumulative effect of accounting change                     (4,480)         -----          -----
   Net gain (loss) on derivative instruments                 (77,125)         -----          -----
                                                              -------         -----          -----
          Total other comprehensive income,  net of tax        44,873       173,673        894,393
                                                               ------       -------        -------

Comprehensive income                                          164,681       967,282      1,467,872
                                                              =======       =======      =========


The components of accumulated other comprehensive income (loss) under US GAAP are as follows:

Accumulated Other Comprehensive Income (Loss)

(in thousands of Euros)                      Foreign                    Cumulative      Net Loss on
                                            Currency       Minimum       effect of      Derivative
                                           Translation     Pension      accounting      Instruments         Total
                                           Adjustments    Liability       change
Balance at January 3, 1999                  (1,138,759)          (77)          -----            -----       (1,138,836)
Current period change                          894,316            77           -----            -----          894,393
                                               --------           ---          -----            -----          -------
Balance at January 2, 2000                    (244,443)         -----          -----            -----         (244,443)
Current period change                          173,673          -----          -----            -----          173,673
                                               --------         -----          -----            -----          -------
Balance at December 31, 2000                   (70,770)         -----          -----            -----          (70,770)
Current period change                          126,478          -----        (4,480)         (77,125)           44,873
                                               --------         -----        -------         --------          -------
Balance at December 30, 2001                    55,708          -----        (4,480)         (77,125)          (25,897)
                                               --------         -----        -------         --------          --------

m)   New accounting pronouncements

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133") (as amended by SFAS 137 and SFAS 138), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The adoption of SFAS 133 resulted in a cumulative pre-tax reduction to income of EUR 29,368 (EUR 27,447 after-tax) and a cumulative pre-tax reduction to OCI of EUR 4,794 (EUR 4,480 after-tax). The reduction to income was mostly attributable to the ineffective portion of fair value and cash flow hedges. The reduction to OCI was mostly attributable to losses on cash flow hedges offset by deferred gains that had been recorded under accounting principles at December 31, 2000. All derivative gains and losses included in OCI as of January 1, 2001 were reclassified into earnings during fiscal 2001.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, ("SFAS 141"), which eliminates the pooling of interest method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other

                              Koninklijke Ahold NV
                  Notes to the Consolidated Financial Statements
                  For Fiscal 2001, Fiscal 2000 and Fiscal 1999

intangible assets acquired in a business combination. Royal Ahold has adopted this accounting standard for business combinations accounted for by the purchase method for which the acquisition date is after June 30, 2001 and for business combinations initiated after June 30, 2001.

For business combinations accounted for under SFAS 141 in 2001, Royal Ahold is required to apply certain provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142") which addresses the financial accounting and reporting standards for acquisitions of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. These provisions require that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. Under the provisions of SFAS142, any impairment loss identified upon full adoption of these standards is recognized as a cumulative effect of a change in accounting principles that is charged directly to retained earnings. Any impairment loss incurred subsequent to initial adoption of SFAS 142 will be recorded as a charge to current period earnings.

Royal Ahold fully adopted SFAS 141 and SFAS 142 on December 31, 2001 and, at that time, stopped amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS141. The Company will be required to test all goodwill for impairment by the end of fiscal 2002. US GAAP goodwill is currently being amortized at EUR 383,724 annually and will have an expected net carrying value of approximately EUR 16.2 billion at the date of adoption of this standard. The Company is currently evaluating the provisions of SFAS 142 and has not yet determined the effect that adoption of this standard will have on its consolidated financial statements.

In October 2001, the Financial Accounting Standards Board issued SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets. ("SFAS 144") SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 also broadens the presentation of discontinued operations to include more disposal transactions. Royal Ahold was required to adopt SFAS 144, effective January 1, 2002. The Company has not determined the impact, if any, the adoption of SFAS 144 will have on its consolidated financial statements.

Emerging Issues Task Force (EITF) Issue No. 00-14, "Accounting for Certain Sales Incentives;" 00-22, "Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales and Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future;", 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer" and 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" become effective for Royal Ahold, relating to applicable issues, beginning in the first quarter of 2002. These issues address the appropriate accounting for certain vendor contracts and loyalty programs. The Company continues to assess the effect these new standards will have on its consolidated financial statements but does not believe it will have a significant effect.

ITEM 19. EXHIBITS

List of Financial Statements

Reference is made to Item 18 of this annual report which contains the independent auditors report, the accounting principles used, the Consolidated financial statements and the notes to the Consolidated financial statements as well as an index thereof.

List of Exhibits

1.1  Articles of  Association  of Royal  Ahold,  incorporated  by  reference  to
     Exhibit 1 to Royal Ahold's Report on Form 6-K, dated July 30, 2001.
10.1 Consent of Deloitte and Touche, Accountants, independent auditors of Royal Ahold.

List of subsidiaries and affiliates of Royal Ahold-As of December 30, 2001

           Consolidated subsidiaries
           Retail Trade
           United States
           The Stop & Shop Company, Boston, Massachusetts
           BI-LO LLC, Mauldin, South Carolina
           Giant Food Stores LLC, Carlisle, Pennsylvania
           Giant Food Inc., Landover, Maryland
           Tops Markets LLC, Buffalo, New York
           American Sales Company Inc., Lancaster, New York
           Peapod Inc., Skokie, Illinois
           Bruno's Supermarkets, Inc. Birmingham, Alabama

           The Netherlands
           Albert Heijn B.V., Zaandam
           Albert Heijn Franchising B.V., Zaandam
           Gall & Gall B.V., Hoofddorp
           Etos B.V., Zaandam
           Jamin Winkelbedrijf B.V., Oosterhout
           De Tuinen B.V., Rijswijk
           Schuitema N.V. (73%), Amersfoort

           Portugal
           Jeronimo Martins Retail sgps S.A. (49%), Lisbon
           - Gestiretalho S.A., Lisbon
           - Pingo Doce S.A., Lisbon
           - Feira Nova S.A., Lisbon
           - Funchalgest S.A. (50%), Madeira

          Czech Republic
           Ahold Tsjechie B.V., Zaandam, The Netherlands
           - Ahold Czech Republic Holding A.S., Prague
           - ZIOS A.S. (98%), Brno

           Slovakia
           Ahold Slowakije B.V., Zaandam, The Netherlands
           -Ahold Retail Slovakia, k.s., Bratislava
           -Ahold Retail Slovakia, s.r.o., Bratislava

           Spain
           Ahold Iberia B.V., Zaandam, The Netherlands
           - Ahold Supermercados S.L., Madrid
           -Superdiplo S.A., Malaga
           -Pio Coronado S.A., Las Palmas de Gran Canaria
           -Cemetro S.L. Las Palmas de Gran Canaria

           Poland
           Ahold Polska B.V., Zaandam, The Netherlands
           - Ahold Polska Sp. z o.o., Krakow

           Scandinavia and the Baltics
           ICA Ahold AB (50%), Solna, Sweden
           - ICA Handlarnas AB, Solna, Sweden
           - Hakon Gruppen AS, Oslo, Norway
           - ICA Baltic AB, Solna, Sweden
           - ICA Denmark A.S., (50%) Copenhagen Denmark

           Latin America
           Ahold Brazil B.V., Zaandam, The Netherlands
           -Bompreco S.A. Supermercados do Nordeste, Recife, Brazil
             -   Bompreco Bahia S.A., Salvador, Brazil
           -Hipercard Administradora de Cartao de Credito Ltda., Recife, Brazil Disco Ahold International Holdings N.V. (56%), Curacao,
           Netherlands Antilles
           -Santa Isabel S.A. (70%), Santiago, Chile
             -   Supermercados Santa Isabel S.A., Lima, Peru
             -   Supermercados Stock, Asuncion, Paraguay
             -   Supermaercado Agas SAC
           -Disco S.A., Buenos Aires, Argentina
           Paiz Ahold N.V. (50%), Curacao, Netherlands Antilles
           -La Fragua S.A. (81%), Guatemala City, Guatemala
             -   Operadora del Oriente S.A. de C.V., Tegucigalpa, Honduras
             -   Operadora del Sor S.A. de C.V., San Salvador, El Salvador
           Asia
           CRC Ahold Co. Ltd., Bangkok, Thailand
           TOPS Retail Sdn Bhd, Kuala Lumpur, Malaysia
           PT Putra Serasi Pioneerindo, Indonesia (70%)

           Food Service
           United States

           - U.S. Foodservice Inc., Columbia, Maryland
           - PYA/Monarch Inc., Greenville, South Carolina
           - Alliant Exchange, Inc., Columbia, Maryland

           The Netherlands
           Deli XL B.V., Ede
           - Bert Muller B.V., Almere

           Belgium
           Deli XL N.V./S.A., Brussels

           Scandinavia
           ICA Menyforetagen AB, (Subsidiary of ICA Ahold AB) Solna, Sweden

           Real Estate
           United States
           Ahold Real Estate Company, Chantilly, Virginia
           Ahold Real Properties LLC, Chantilly, Virginia

           The Netherlands
           Nefater B.V., Zaandam
           Ahold Vastgoed B.V., Zaandam
           - Ahold Real Estate Spain B.V., Zaandam
           - Ahold Real Estate Poland B.V., Zaandam
           - Ahold Real Estate Slovakia B.V., Zaandam
           - Ahold Real Estate Czech Republic B.V., Zaandam
           Ahold Inmobiliaria Espana, S.L., Madrid, Spain

           Other
           Ahold Accounting Plaza B.V. (51%), Wormer, The Netherlands
           Ahold Nederland B.V., Zaandam, The Netherlands
           Ahold USA. B.V., Zaandam, The Netherlands
           Ahold Finance B.V., Zaandam, The Netherlands
           Ahold Finance Europe B.V., Zaandam, The Netherlands
           Ahold Finance Netherlands B.V., Zaandam, The Netherlands
           Ahold Americas Holdings Inc., Chantilly, Virginia, United States Ahold USA. Inc., Wilmington, Delaware, United States
           Ahold Finance USA. Inc., Wilmington, Delaware, United States
           Ahold Financial Services LLC, Carlisle, Pennsylvania, United States Ahold Information Services Inc., Greenville, South Carolina,
            United States
           Ahold Insurance N.V., Curacao, Netherlands Antilles
           Ahold Investment N.V., Curacao, Netherlands Antilles
           Ahold Belgie N.V., Brussels, Belgium
           Ahold Retail Services A.G., Klosters, Switzerland
           Ahold Global Commodity Trading A..G., Zug, Switzerland
           Croesus Inc., Wilmington, Delaware, United States
           Jeronimo Martins Retail Services S.A. (49%), Klosters, Switzerland Swallow Retail Operations B.V., Zaandam, The Netherlands
           Ahold Coffee Company B.V., Zaandam, The Netherlands
           Ahold Europeon Sourcing B.V., Zaandam, The Netherlands

           Ahold Lease USA Inc., Delaware, The United States

          Unconsolidated subsidiaries and affiliates
          Luis Paez S.A. (50%), Jerez de la Frontera, Spain
          -  Bodegas Williams & Humbert S.L., Jerez de la Frontera, Spain

          Statoil Detaljhandel Scandinavia A.S., Oslo, Norway (a 50% subsidiary of ICA Ahold AB)
          ICA Banken AB, Solna, Sweden (an associated company of ICA Ahold AB)

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Royal Ahold hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.




Koninklijke Ahold N.V.
/s/ Cees H. van der Hoeven
President of the Corporate Executive Board

April 9, 2002

KONINKLIJKE AHOLD N.V.

ANNUAL REPORT ON FORM 20-F

Index of Exhibits Filed as Exhibits with the Annual Report on Form 20-F


10.1 Consent of Deloitte and Touche, Accountants, independent auditors of Royal Ahold.