Form 20-F
period 2002-12-29
ROYAL AHOLD
filed 2003-10-23
CIK 869425

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 29, 2002 or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to Commission file number 0-18898

Koninklijke Ahold N.V.

(Exact name of Registrant as specified in its charter)

Royal Ahold

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common shares at a par value of EUR 0.25 each, represented by American Depositary Shares	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:	None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:
Cumulative preferred financing shares at a par value of EUR 0.25 per share	259,317,164
Common shares at a par value of EUR 0.25 per share	931,106,897

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [✓] No [    ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [    ] Item 18 [✓]

        i

INTRODUCTION

In this annual report on Form 20-F for the fiscal year ended December 29, 2002, we are restating our consolidated financial statements for fiscal 2001 and fiscal 2000 to reflect certain accounting adjustments. We have also recorded correcting accounting adjustments that are reflected in our fiscal 2002 consolidated financial statements. Although these accounting adjustments primarily relate to fiscal 2002, fiscal 2001 and fiscal 2000, certain adjustments relate back to fiscal 1999, fiscal 1998 and prior periods. As a result, the figures for fiscal 1999 and fiscal 1998 included in the five-year summary data contained herein have been restated to reflect the applicable adjustments discussed herein. These accounting adjustments were primarily made to address accounting irregularities and other accounting errors made by us and our subsidiaries in the application of accounting principles generally accepted in The Netherlands (“Dutch GAAP”) and accounting principles generally accepted in the United States (“US GAAP”) and to address other issues identified or confirmed through investigations performed by outside law firms and forensic accountants and during the fiscal 2002 year-end audit of our financial statements. Upon review of the aggregate impact of all of these adjustments, we concluded that restating our consolidated financial statements for fiscal 2001 and fiscal 2000 was required. Unless otherwise indicated, all financial data included in this annual report gives effect to these restatements. For additional information, please see Item 5 “Operating and Financial Review and Prospects—Restatements, Adjustments and Remedial Actions” and Note 3 to our consolidated financial statements included in Item 18 of this annual report.

As indicated in Item 18 to this annual report, separate financial statements and notes thereto for one current joint venture and one former joint venture have not been included in this annual report and may be required to be included in accordance with Rule 3-09 of Regulation S-X. If such financial statements are required to be so included, they will be included in an amendment to this annual report upon completion of such financial statements in appropriate form for the filing with the U.S. Securities and Exchange Commission (the “SEC”).

General Information

The consolidated financial statements of Koninklijke Ahold N.V., also referred to (together with its consolidated subsidiaries, when the context so requires) as “we,” “us,” “our,” the “Company,” or “Ahold,” appear in Item 18 of this annual report. Our consolidated financial statements are prepared in accordance with Dutch GAAP. Dutch GAAP differs in certain material respects from US GAAP. The differences between Dutch GAAP and US GAAP relevant to us are explained in Note 32 to our consolidated financial statements included in Item 18 of this annual report.

Koninklijke Ahold N.V. is domiciled in The Netherlands, which is one of the member states of the European Union (the “European Union” or the “EU”) that has adopted the Euro (“Euro” or “EUR”) as its currency. Prior to fiscal 1999, the reporting currency of our financial statements was the Dutch guilder (“NLG”). Effective from fiscal 1999, we have adopted the Euro as our reporting currency. Effective January 1, 1999, the Council of the European Union fixed the official exchange rate between the Euro and the Dutch guilder at EUR 1 = NLG 2.20371 (the “fixed rate”). Our financial data for fiscal 1998 included in this annual report was originally stated in Dutch guilders, but we have converted the financial data to Euros using the fixed rate.

As a significant portion of our business is based in the United States, exchange rate fluctuations between the Euro, or the Dutch guilder for fiscal years prior to 1999, and the United States dollar (“dollar,” “US dollar” or “USD”) are among the factors that have influenced year-to-year comparability of our consolidated results of operations and financial position. For additional information, please see Item 3 “Key Information—Exchange Rates.”

Unless otherwise indicated, references to currencies of countries other than The Netherlands or the United States are as follows:

Country	Currency	Symbol

Brazil	Brazilian Real	BRL
Japan	Japanese Yen	JPY
Czech Republic	Czech Koruna	CZK
Great Britain	British Pound	GBP
Sweden	Swedish Krona	SEK
Argentina	Argentine Peso	ARS

Forward-Looking Statements

Certain statements contained in this annual report are “forward-looking statements” within the meaning of the U.S. federal securities laws. Those statements include, but are not limited to:

•	expectations as to increases in net sales, operating income, market shares, share in income (loss) of joint ventures and certain expenses, including interest expense, in respect of certain of our operations;

•	expectations as to the impact of operational improvements on productivity levels, operating income and profitability in our stores;

•	expectations as to the savings from new projects and programs and from increased cooperation between our subsidiaries, particularly in the United States and Europe;

•	statements as to the timing, effects, limits and effectiveness of proposed improvements and changes to our accounting policies and internal control systems;

•	expectations as to our financial condition and prospects, our access to liquidity, the sufficiency of our working capital and the sufficiency of our existing credit facility, as well as to the timing and amounts of certain repayments thereunder and the sources of funds available for such payments;

•	statements as to our expected return on capital investment commitments;

•	statements as to the timing, scope and impact of certain divestments and acquisitions, and our intentions with regard to U.S. Foodservice (“USF”);

•	statements as to the expected impact of changes in accounting standards, including International Financial Reporting Standards (“IFRS”) (previously known as International Accounting Standards or “IAS”);

•	statements as to the expected timing, strategy, outcome and impact of certain litigation proceedings and investigations and the sufficiency of our available defenses and responses;

•	statements as to the extent of our obligations under certain contingent liabilities;

•	expectations as to the sufficiency of our directors’ and officers’ liability insurance;

•	expectations as to the sufficiency of our product liability insurance;

•	expectations as to the cost of contributions to certain pension plans and other employee benefit plans;

•	expectations as to the risks and liabilities of hedging transactions entered into;

•	statements as to the timing of future dividend payments, if any;

•	expectations as to our competitive position and the impact of the weakened economy on our business;

•	statements as to our compliance with various environmental laws and regulations and estimations as to the materiality of any related costs;

•	expectations as to relations between our operating companies and their employees, including relationships with labor unions;

•	expectations regarding our growth and capital expenditures; and

•	expectations as to the impact of the announced accounting irregularities on our operations, liquidity and business.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include, but are not limited to:

•	our liquidity needs exceeding expected levels and amounts available under our credit facilities;

•	our ability to maintain normal terms with vendors and customers;

•	our ability to successfully implement our cash flow and debt reduction plan, as well as our divestment program, in particular our ability to refinance our debt obligations maturing in fiscal 2004 and fiscal 2005;

•	the effect of general economic conditions and changes in interest rates in the countries in which we operate;

•	difficulties encountered in the cooperation efforts among our subsidiaries and the implementation of new operational improvements;

•	diversion of management’s attention, the loss of key personnel, the integration of new members of management, and our ability to attract and retain key executives and associates;

•	increases in competition in the markets in which our subsidiaries and joint ventures operate and changes in marketing methods utilized by competitors;

•	our ability to maintain satisfactory labor relations;

•	the potential adverse impact of certain joint venture options, if exercised, on our liquidity and cash flow;

•	fluctuations in exchange rates between the Euro and the other currencies in which our assets, liabilities and operating income are denominated, in particular, the US dollar, the Argentine Peso and the Brazilian Real;

•	our ability to maintain our market share;

•	the results of pending or future legal proceedings to which we and certain of our current and former directors, officers and employees are, or may be, a party;

•	the actions of government regulators and law enforcement agencies;

•	any further downgrading of our credit ratings;

•	the potential adverse impact of the disclosure in this annual report on our results of operations and liquidity; and

•	other factors discussed elsewhere in this annual report.

Many of these factors are beyond our ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this annual report. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

For additional information on these forward-looking statements and the factors that could cause actual results to differ materially from future results expressed or implied by these forward-looking statements, please see Item 3 “Key Information—Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements contained in Item 18 of this annual report. As a result of certain accounting irregularities and errors, the data set forth below under Dutch GAAP and US GAAP have been restated, as discussed in the “Introduction” above. For a description of the adjustments resulting from the restatement of our fiscal 2001 and fiscal 2000 consolidated financial statements, and certain correcting adjustments reflected in our fiscal 2002 consolidated financial statements, please see Item 5 “Operating and Financial Review and Prospects—Restatements, Adjustments and Remedial Actions” and Notes 3 and 32 to our consolidated financial statements included in Item 18 of this annual report.

Consolidated Statements of Operations Data

	Fiscal
	2002	2001 (restated)	2000 (restated)	1999 (restated)	1998 (restated)
	(in EUR millions, except per share amounts)
Amounts in accordance with Dutch GAAP
Net sales	62,683	54,213	40,833	27,986	23,165
Operating income	239	1,911	1,635	1,150	826
Income (loss) before income taxes	(769)	1,204	1,067	970	592
Net income (loss)	(1,208)	750	920	738	519
Net income (loss) after preferred dividends	(1,246)	712	903	725	509
Net income (loss) after preferred dividends per common share-basic	(1.34)	0.83	1.22	1.10	0.85
Net income (loss) after preferred dividends per common share-diluted	(1.34)	0.82	1.19	1.07	0.82

Amounts in accordance with US GAAP
Net income (loss)	(4,328)	(254)	442	556	360

	Fiscal
	2002	2001 (restated)	2000 (restated)	1999 (restated)	1998 (restated)
	(in EUR millions, except per share amounts)
Net income (loss) per common share-basic	(4.67)	(0.30)	(0.60)	0.85	0.60
Net income (loss) per common share-diluted	(4.67)	(0.30)	(0.55)	0.82	0.59

Consolidated Balance Sheet Data

	December 29, 2002	December 30, 2001 (restated)	December 31, 2000 (restated)	January 2, 2000 (restated)	January 3, 1999 (restated)
	(in EUR millions, except number of common shares outstanding which is in thousands)
Amounts in accordance with Dutch GAAP
Total assets	24,738	28,626	31,649	11,652	9,374
Shareholders’ equity	2,609	5,496	2,352	2,326	1,720
Share capital	298	295	269	179	175
Common shares outstanding	931,107	920,979	816,849	646,484	628,096
Cumulative preferred financing shares outstanding	259,317	259,317	259,317	144,000	144,000

Amounts in accordance with US GAAP
Total assets	32,420	40,010	31,749	18,521	15,090
Shareholders’ equity	8,541	15,544	11,874	8,029	6,592

For a discussion of the principal differences between US GAAP and Dutch GAAP relevant to us, please see Note 32 to our consolidated financial statements included in Item 18 of this annual report. For information about material acquisitions, divestitures, consolidations and deconsolidations affecting the periods presented, please see Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects” and Note 4 to our consolidated financial statements included in Item 18 of this annual report. For information on the changes in share capital, please see Note 21 to our consolidated financial statements included in Item 18 of this annual report.

Fiscal Year and Interim Reporting

Our fiscal year generally consists of 52 weeks and ends on the Sunday nearest to December 31 of each calendar year, with the subsequent fiscal year beginning on the following Monday. Fiscal 2002 contained 52 weeks and ended on December 29, 2002. Fiscal 2001 contained 52 weeks and ended on December 30, 2001. Fiscal 2000 and fiscal 1999 also contained 52 weeks and ended on December 31, 2000 and January 2, 2000, respectively. Fiscal 1998 ended on January 3, 1999 and contained 53 weeks.

The quarters that we use for interim financial reporting are determined as follows:

•	the first quarter consists of the first 16 weeks of the fiscal year; and

•	the second, third and fourth quarters consist of the subsequent 12-week periods, except years containing 53 weeks, which have a 13-week fourth quarter.

The fiscal year for our subsidiary USF, is also a 52- or 53-week year with its fiscal year ending on the Saturday closest to December 31. USF’s quarters are each 13-week periods except for 53-week years, which have a 14-week fourth quarter. The fiscal year of our operations in Spain, Central Europe, Latin America, Thailand and Indonesia and our treasury center in Belgium corresponds to the calendar year and ends on December 31. The quarters that these entities use for interim financial reporting end on March 31, June 30 and September 30.

Exchange Rates

The weighted average rate of the dollar per Euro that we used in the preparation of our consolidated financial statements was:

•	USD 0.9424 for fiscal 2002

•	USD 0.8956 for fiscal 2001

•	USD 0.9212 for fiscal 2000

•	USD 1.0637 for fiscal 1999

•	USD 1.1112 for fiscal 1998

The fiscal year-end rates of the dollar per Euro that we applied to balances in our consolidated financial statements were:

•	USD 1.0438 as of December 29, 2002

•	USD 0.8836 as of December 30, 2001

•	USD 0.9424 as of December 31, 2000

•	USD 1.0075 as of January 2, 2000

•	USD 1.1627 as of January 3, 1999

The rates used in the preparation of our consolidated financial statements may vary in certain minor respects from the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”).

Solely for convenience of the reader, this annual report contains translations between certain Euro amounts and dollar amounts at specified rates. Unless otherwise indicated, we have translated Euros into dollars at a rate of EUR 1 = USD 1.0438, which is equal to the exchange rate that we used in the preparation of our fiscal 2002 balance sheet. Except for amounts translated for convenience purposes, we have translated certain foreign currency balance sheet amounts included in this annual report into Euros using the exchange rate prevailing as of the end of the relevant reporting period. We have translated certain foreign currency statement of operations amounts included in this annual report into Euros using the weighted average exchange rate during the relevant reporting period.

Prior to fiscal 1999, we utilized the Dutch guilder as our reporting currency. Beginning in fiscal 1999, we adopted the Euro as our reporting currency. As part of the introduction of the Euro in most member states of the European Union, the exchange rate between the legacy currencies and the Euro was fixed on January 1, 1999. Accordingly, we have converted the historical financial statements and related disclosures that were reported using the Dutch guilder to the Euro using the fixed rate of EUR 1 = NLG 2.20371. The conversion of our historical financial statements from Dutch guilders to Euro at the fixed rate depicts the same trends that would have been presented if we had continued to present our financial statements in Dutch guilders. The financial information for the periods prior to January 1, 1999, will not be comparable to the financial information of other companies that report in Euros and that restated amounts from a different currency than the one previously used by us.

The following table sets forth, for our fiscal years indicated, certain information concerning the exchange rate of the US dollar relative to the Euro, expressed in US dollar per Euro:

Fiscal	Period End (1)	Average (1)	High (1)	Low (1)
1998	1.1627	1.1116	1.1791	1.0572
1999	1.0075	1.0588	1.1812	1.0016
2000	0.9424	0.9207	1.0335	0.8270
2001	0.8836	0.8950	0.9535	0.8370
2002	1.0438	0.9441	1.0438	0.8594

(1)	Based on the noon buying rates listed by the Federal Reserve Bank of New York.

The following table sets forth, for the nine-month period from January 1, 2003, through September 30, 2003, the high and low noon buying rates of the dollar against the Euro. The noon buying rate of the US dollar against the Euro as of October 14, 2003, was USD 1.1724 = EUR 1.

	High	Low
January 2003	1.0861	1.0361
February 2003	1.0875	1.0708
March 2003	1.1062	1.0545
April 2003	1.1180	1.0621
May 2003	1.1853	1.1200
June 2003	1.1870	1.1423
July 2003	1.1580	1.1164
August 2003	1.1390	1.0871
September 2003	1.1650	1.0850
October 2003 (through October 14)	1.1812	1.1596

Fluctuations in the exchange rates between the dollar and the Euro, or the dollar and the Dutch guilder for the periods prior to January 1, 1999, have affected the dollar equivalent of the Euro prices of our common shares on the Official Segment of Euronext Amsterdam N.V.’s stock market (also referred to as “Euronext Amsterdam” or “Euronext”) and, as a result, are likely to have affected the market price of our American Depositary Shares (“ADSs”) listed on the New York Stock Exchange (the “NYSE”). Such fluctuations will also affect the dollar amounts received by holders of our ADSs on conversion by The Bank of New York, as depositary, of cash dividends, if any, paid in Euros on the common shares represented by the ADSs.

Dividends

Prior to fiscal 2003, we customarily declared dividends on our common shares twice a year. An interim dividend was proposed by our Corporate Executive Board and, with the approval of our Supervisory Board, was generally paid in September of each year. The proposed total dividend for the fiscal year was approved by the annual General Meeting of Shareholders, which typically has been held in May, and the second, or final, portion of the total yearly dividend was paid after this meeting. We declared an interim dividend for fiscal 2002 in August 2002 which was paid in September 2002 out of reserves. On March 5, 2003, we announced that we would not pay a final dividend on our common shares in respect of fiscal 2002 in order to strengthen our financial position. Any future determination relating to our dividend policy regarding our common shares will be made at the discretion of our Corporate Executive Board and our Supervisory Board and will depend on a number of factors, including future earnings, capital requirements, financial condition, restrictions in credit facilities, future prospects and other factors our Corporate Executive Board and our Supervisory Board may deem relevant.

We declared our dividends for fiscal 1998 in Dutch guilders. Effective fiscal 1999, dividends have been declared in Euros. For purposes of the table below, we have converted dividend amounts that were paid in Dutch guilders in fiscal 1998 to Euros using the fixed rate, as discussed in “Exchange Rates” above in this Item 3.

The following table gives certain information relating to dividends declared in the years indicated.

Fiscal		Cash Dividend Option (1) (Euro)	Translated Cash Dividend Option (2) (USD)	Stock Dividend Option
1998	Interim	0.12	0.14	1 common share per 100 owned
	Final	0.26	0.32	2 common shares per 100 owned

	Total	0.38	0.46

1999	Interim	0.14	0.15	1 common share per 100 owned
	Final	0.35	0.35	2 common shares per 100 owned

	Total	0.49	0.50

2000	Interim	0.18	0.16	1 common share per 100 owned
	Final	0.45	0.40	2 common shares per 100 owned

	Total	0.63	0.56

2001	Interim	0.22	0.20	1 common share per 100 owned
	Final	0.51	0.47	2 common shares per 100 owned

	Total	0.73	0.67

2002	Interim	0.22	0.21	1 common share per 100 owned

(1)	For fiscal 1998, the translated Euro dividend amount consists of the Dutch guilder cash dividend translated into Euros at the fixed rate.
(2)	For fiscal 2002, fiscal 2001, fiscal 2000 and fiscal 1999, the translated total US dollar dividend amount consists of the Euro cash dividend translated into US dollars at the noon buying rate on the applicable dividend payment date. For fiscal 1998, the translated US dollar dividend amount consists of the Dutch guilder cash dividend translated into US dollars at the noon buying rate on the applicable dividend payment date.

Risk Factors

The following discussion of risks relating to our business and the recent developments at Ahold should be read carefully in connection with evaluating our business, prospects and the forward-looking statements contained in this annual report. Any of the following risks could materially adversely affect our financial condition, results of operations and liquidity and the actual outcome of matters as to which forward-looking statements contained in this annual report are made. The risks described below are not the only ones facing us. Additional risks not currently known to us or that we currently believe are immaterial may also materially adversely affect our financial condition, results of operations and liquidity. For additional information regarding forward-looking statements, please see the discussion on “Forward-Looking Statements” in the “Introduction” above and Item 5 “Operating and Financial Review and Prospects.”

Risk Factors Relating to Recent Developments

Results of pending and possible future legal proceedings and investigations could have a material adverse effect on our financial condition, results of operations and liquidity.

On February 24, 2003, we announced that net earnings and earnings per share for fiscal 2002 would be significantly lower than previously indicated and that we would be restating our earnings for fiscal 2001 and fiscal 2000 because of accounting irregularities at one of our operating subsidiaries, USF, and because certain of our joint ventures had been improperly consolidated. In addition, we announced that we were conducting our own forensic investigations into accounting irregularities at USF and the legality and accounting treatment of certain questionable transactions uncovered at Disco S.A. (“Disco”), our Argentine subsidiary. We also announced that our chief executive officer and chief financial officer would resign. U.S. and non-U.S. governmental and regulatory authorities initiated civil and criminal investigations of us and certain of our subsidiaries and numerous civil lawsuits were filed in the United States naming Ahold and certain of our current and former directors, officers and employees as defendants. The criminal and civil investigations include investigations by the U.S. Department of Justice, the U.S. Department of Labor, the SEC, the NYSE, the National Association of Securities Dealers (the “NASD”), the Dutch Public Prosecutor, The Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) (the “AFM”) and Euronext. For a further discussion of these legal proceedings and investigations, please see Item 8 “Financial Information—Litigation and Legal Proceedings.”

We are cooperating fully with the investigations and are defending the civil lawsuits, including class action suits, filed against us. However, we cannot predict when these investigations or legal proceedings will be completed or the likely outcome of any of the investigations or legal proceedings. It is possible that they could lead to criminal charges, civil enforcement proceedings, additional civil lawsuits, settlements, judgments and/or consent decrees against us (and our subsidiaries), and that, as a result, we will be required to pay fines and damages, consent to injunctions on future conduct, lose the ability to conduct business with government instrumentalities or suffer other penalties, each of which could have a material adverse effect on our financial condition, results of operations and liquidity.

In addition, we may be obligated to indemnify our current and former directors, officers and employees, as well as those of some of our subsidiaries, for fines, liabilities, fees or expenses that they may face as a result of the pending and possible future litigation and investigations, and to advance to or reimburse such persons for defense costs, including attorneys’ fees, as discussed in the risk factor “We may have insufficient directors’ and officers’ liability insurance” in this Item 3.

Because of the difficulty of predicting the outcomes of these investigations and legal proceedings, we have not, in accordance with Dutch GAAP and US GAAP, established a provision for the costs, if any, that may be associated with any such outcomes. The effects and results of these various investigations and legal proceedings, including the ultimate determination regarding our indemnity obligations and the extent of our insurance coverage, could have a material adverse effect on our financial condition, results of operations, cash flows and liquidity.

Under Dutch corporate law, shareholders could initiate proceedings leading to an investigation of our management policies or bring other legal actions against us that could have a material adverse effect on our business, financial condition and liquidity.

Shareholders representing at least 10% of our outstanding share capital, or in the aggregate holding shares with a par value of EUR 225,000 or more, could initiate proceedings with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals to investigate our management policies and the conduct of our business. If the Enterprise Chamber determines that there are good reasons to doubt the proper management of our affairs, it may appoint experts to conduct investigations and prepare reports at our expense. If, on the basis of these reports, the Enterprise Chamber renders a finding of corporate misconduct, it may order, at the request of the petitioners of the investigation proceedings, the advocate-general of the Enterprise Chamber, or, if the report has been made available by the Enterprise Chamber to the public at large, any interested party, that one or more measures be taken. These measures may include suspension or annulment of resolutions of our Corporate Executive Board, Supervisory Board and General Meeting of Shareholders, the suspension or dismissal of members of the Corporate Executive Board or Supervisory Board, the temporary appointment of one or more persons to our Corporate Executive Board or Supervisory Board, the temporary deviation from certain provisions of our Articles of Association and the temporary transfer of shares to a nominee. The Enterprise Chamber may even order our dissolution, although we consider this highly unlikely. In addition, the Enterprise Chamber may order a wide range of temporary measures during the proceedings. Investigations or legal proceedings, if initiated against us, could severely distract our management and may lead to additional negative publicity. A finding of corporate misconduct could result in further civil claims being brought against us and against current and former members of our Corporate Executive Board and Supervisory Board and employees. Future investigations and legal proceedings could have a material adverse effect on our financial condition, results of operations and liquidity.

We have identified weaknesses in our internal control processes and procedures and may face difficulties in strengthening, improving and maintaining our internal accounting systems and controls.

In addition to the various accounting issues described in the risk factor “Results of pending and possible future legal proceedings and investigations could have a material adverse effect on our financial condition, results of operations and liquidity,” above in this Item 3, the forensic investigations also identified or confirmed numerous weaknesses in our internal control processes and procedures. Over 275 items relating to weaknesses in our internal controls were raised by the investigations. We have created a special task force reporting to the Audit Committee, now chaired by our new Chief Financial Officer and composed of senior finance, legal and internal audit executives of Ahold and supplemented by external advisors to identify, develop and implement steps to strengthen our internal control processes and procedures as well as to address the accounting issues that were identified. We intend to implement many of the required changes to our internal controls that we believe are critical by the end of fiscal 2003 and to implement remaining changes in fiscal 2004. For a further discussion of the task force and management’s responses to the weaknesses in internal controls, please see Item 5 “Operating and Financial Review and Prospects—Restatements, Adjustments and Remedial Actions—Remedial Actions” and Item 15 “Controls and Procedures.”

We will need time to identify, develop and implement changes and improvements to our internal accounting systems and controls. The failure to implement, or delays in implementing, all required changes and improvements to our internal controls and any failure to maintain such control could adversely affect us. We may, however, face difficulties in implementing and maintaining such systems and controls. We will also need to commit substantial resources, including time from our management teams, to implement improved systems and controls, which could have a material adverse effect on our financial condition, results of operations and liquidity.

We may not be successful in implementing our new strategy, which could have a material adverse effect on our financial condition, results of operations and liquidity.

Following the announcement on February 24, 2003, and the replacement of our chief executive officer and chief financial officer, our new senior management team has devoted itself to rectifying the issues raised by the accounting irregularities and to familiarizing itself with our extensive operations, while at the same time focusing on developing an appropriate strategic framework for the Company going forward. At the General Meeting of Shareholders on September 4, 2003, our new President and Chief Executive Officer, Anders Moberg, announced the key elements of this new framework, including in particular the integration and simplification of our information technology platforms and administrative systems throughout our businesses. He also highlighted, as a core element of our ability to implement this new strategy, the need to create a common, and more positive, corporate culture across our operations following the negative impact on the Company resulting from the issues that we announced on February 24, 2003, and the related internal and external investigations and events. Although our senior management is now focusing on improving our corporate culture and on implementing our new strategy, we may not be able to effect such an improvement or successfully implement the new strategy once it is fully formulated, which could have a material adverse effect on our financial condition, results of operations and liquidity.

Our failure to carry out our plan to rebuild USF and return it to profitability would significantly lower our future earnings.

USF accounts for a substantial portion of our consolidated operating income. Although we intend to rebuild USF to restore its value and improve its profitability, our plan may not be successful. Our focus and the focus of the remaining senior management at USF has been diverted from operations and customer service to a focus on resolving accounting issues and rebuilding USF’s management team. Our focus on accounting, internal controls and related issues has also delayed the integration of Alliant Exchange, Inc. (“Alliant”) and other smaller acquisitions into USF, delaying our ability to fully realize synergies from this integration. In addition, we will need to significantly improve USF’s gross profit margins by improving the terms of its purchasing programs, which will involve discussions with USF’s vendors which began in late fiscal 2003, as well as improving sales of its private label products and the portion of its sales made to higher margin customers. We cannot assure you that we will be able to obtain more favorable terms or improve sales of these products or to these customers, or that USF’s gross profit margins will improve. Our inability to rebuild USF, manage the integration of previously acquired businesses or improve the terms of USF’s purchasing programs could have a material adverse effect on our financial condition, results of operations and liquidity. For additional information, please see Item 5 “Operating and Financial Review and Prospects—Strategic Outlook—Outlook for Fiscal 2003—Food Service in the United States: Fiscal 2003.”

Our inability to reverse the negative perception of us may continue to adversely affect our business.

The issues that we announced on February 24, 2003, the related internal and external investigations and events and our related public announcements have had a negative impact on the public’s perception of us. If, due to the disclosures we have made and related negative publicity or otherwise, our current and potential customers and vendors continue to perceive us as having a tarnished reputation or financial difficulties, our customers may decide not to shop in our stores or purchase products from us, or our vendors may not supply us with their products or services or supply these products and services to us on less favorable terms or, as has occurred in a number of instances, hold us strictly to the terms of our vendor contracts or reduce the amount of trade credit extended to us. In addition, we may find it difficult, or we may be unable, to reverse the reputational consequences of this negative publicity. Continuing negative publicity or lasting reputational damage could have a material adverse effect on our financial condition, results of operations and liquidity.

Our new and interim management faces significant challenges.

As a consequence of the recent events at Ahold, some members of our Corporate Executive Board and management team and some members of management at our subsidiaries were replaced by new and interim directors and officers. It will take some time for the new and interim members of our Corporate Executive Board and the new and interim management team members to learn about our various businesses and to develop strong working relationships with our operating managers at our various subsidiary companies. Our management teams’ ability to complete this process is hindered by their need to spend significant time and effort dealing with internal and external investigations, developing effective governance procedures, strengthening reporting lines and reviewing and improving internal controls and systems. While management is addressing these issues, we cannot assure you that our business and operations will not be affected in the near term in light of the significant attention management is required to devote to these other matters.

We may be unable to attract or retain personnel who are integral to the success of our business given the uncertainties that we face and may continue to face in the foreseeable future.

If our financial condition does not improve or if we are unable to attract financing or refinance our indebtedness in the future, there is a risk that personnel who are integral to the success of our business will leave, disrupting our ability to achieve our short- and long-term goals. In addition, if we fail to maintain adequate directors’ and officers’ liability insurance, our ability to retain or attract directors and officers could be adversely affected, which would adversely affect our business.

Although we have an equity-based compensation plan and have retention agreements with key employees and directors, we cannot assure you that these measures will be effective, which could materially hinder our ability to successfully execute our strategic plans within the expected time frame and thus have a material adverse effect on our financial condition, results of operations and liquidity.

We may have insufficient directors’ and officers’ liability insurance.

We may be required to indemnify various current and former directors, officers and employees, as well as those of some of our subsidiaries, for any fines, liabilities, fees or expenses that they may face as a result of the pending and possible future legal proceedings and investigations discussed above, and to advance to or reimburse such persons for defense costs, including attorneys’ fees. We have directors’ and officers’ liability insurance, but one or more of our insurance carriers may decline to pay on our policies, or such coverage may be insufficient to cover our expenses and liabilities, if any, in some or all of these matters. We renewed our directors’ and officers’ liability insurance effective as of July 1, 2003, at rates substantially higher than in the past, and we cannot assure you that the rates will not increase further. To the extent that we do not have adequate insurance, our indemnification obligations could have a material adverse effect on our financial condition, results of operations and liquidity.

The SEC may require amendments to this annual report, as well as additional disclosure upon reviewing it.

As a result of the recent events at Ahold, and because we are filing this annual report after the filing deadline set by the SEC, it is likely that this annual report will be reviewed and commented on by the SEC. Although we believe that we have addressed all of our material accounting issues and satisfied all of our disclosure obligations in connection with this annual report, the SEC may not agree with our accounting adjustments, may raise new accounting and disclosure issues and may require us to amend this annual report or prior filings. This may delay any potential financing or refinancing transactions we may contemplate undertaking, and could adversely affect the public’s perception of Ahold, which could have a material adverse effect on our financial condition, results of operations and liquidity.

Risk Factors Relating to Our Liquidity

Our substantial indebtedness could adversely affect our financial condition, results of operations and liquidity and could restrict our ability to obtain additional financing in the future.

We have substantial indebtedness. As of fiscal year-end 2002, we had approximately EUR 12.9 billion of total debt, including capitalized lease commitments of EUR 2.3 billion and the current portion of long-term debt of approximately EUR 1.3 billion and approximately EUR 1.1 billion of short-term debt. In addition to the obligations recorded on our balance sheet, we also have various commitments and contingencies that may result in significant future cash requirements. For additional information about our commitments and contingent liabilities, please see the discussion in Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations” and “Other Off-Balance Sheet Arrangements” and Note 30 to our consolidated financial statements included in Item 18 of this annual report.

As a result of the issues that we announced on February 24, 2003, and the related events, and their potential impact on compliance with financial covenants in our then-existing credit facilities, we entered into a new credit facility in March 2003, as described in Item 10 “Additional Information—Material Contracts—2003 Credit Facility” (the “2003 Credit Facility”). Although the terms of the 2003 Credit Facility and certain other debt instruments contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and we can incur additional indebtedness as long as we comply with these restrictions. To the extent we incur new debt, the substantial leverage risks discussed in this annual report would increase. For additional information on our liquidity and leverage, please see Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Our level of indebtedness could affect our operations in the following ways:

•	because we must dedicate a substantial portion of our cash flow from operations to the payment of interest and principal on our indebtedness, it reduces the amount of cash available for other purposes, such as capital expenditures;

•	it restricts our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions, joint ventures or general corporate purposes or the refinancing of existing debt; and

•	it limits our flexibility in reacting to changes in the industry and economic conditions generally, making us more vulnerable to a downturn in our industry or the economy in general.

Furthermore, our substantial leverage may place us at a competitive disadvantage, as we will be unable to direct as much of our resources toward expanding and improving our business compared to our less-leveraged competitors. As a result, we may lose market share and experience lower sales, which could have a material adverse effect on our financial condition, results of operations and liquidity.

If we are not able to comply with the restrictive and financial covenants contained in our debt instruments, our financial condition and liquidity could be materially adversely affected.

The 2003 Credit Facility requires us and some of our subsidiaries to comply with various financial and non-financial covenants that may significantly restrict, and in some cases may prohibit, our ability and the ability of those subsidiaries to incur additional debt, create or incur liens, pay dividends or make other equity distributions, create restrictions on the payment of dividends or other amounts by those subsidiaries, make loans, acquisitions and investments, incur capital expenses, sell assets, issue or sell the equity of subsidiaries and retire or defease certain debt. It also requires us to maintain an interest coverage ratio of 2.25:1, determined on a rolling four-quarter average basis. The methodology on which this ratio will be based is currently being discussed between us and our lenders, in light of our accounting for the deconsolidation of joint ventures. We have reached an agreement with the lenders under the 2003 Credit Facility that the quarterly certificates of compliance will not be required until quarterly financial statements for fiscal 2003 are available. Our accounts receivable securitization programs contain covenants that require us to maintain specific financial ratios, including accounts receivables performance measures, and certain of our derivative instruments also contain financial and restrictive covenants. In addition, our Euro Medium Term Note (“EMTN”) program, our other outstanding debt instruments, and some of our operating leases restrict our ability to pledge our assets and/or incur debt and contain various other restrictive covenants. For additional information on the 2003 Credit Facility, please see Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Credit Facilities” and Item 10 “Additional Information—Material Contracts—2003 Credit Facility.” For additional information on our accounts receivable securitization programs, please see Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Other Off-Balance Sheet Arrangements—Accounts Receivable Securitization Programs.” For additional information on our EMTN program, please see Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows” and Item 10 “Additional Information—Material Contracts—Accounts Receivable Securitization Programs.”

In the event that we were to fail to meet any of these covenants, were unable to cure any breach or obtain consents to waivers of non-compliance with or otherwise renegotiate these covenants, or fail to reach an agreement with our lenders (under the 2003 Credit Facility) on what methodology the financial ratio calculations in the facility should be based, the lenders under the 2003 Credit Facility and under our other credit agreements and debt instruments, counterparties to our derivative instruments and lessors under some of our operating leases would be able to elect to accelerate their final maturities and in some cases would have significant rights to sell or otherwise enforce upon the assets we have pledged to support our obligations. The counterparties under these various contracts could also require us, among other things, to pay penalties, support our obligations with letters of credit or renegotiate for less favorable terms.

Our failure to repay amounts under, or our default on, any covenants in, the 2003 Credit Facility and other debt arrangements, including some of our derivative agreements and operating leases, could also result in cross-accelerations and cross-defaults under the terms of our other indebtedness, including our outstanding bonds, several of our operating leases and our derivative instruments, and also could result in our derivative agreements being terminated or our committed and uncommitted credit lines being cancelled, reduced or restricted, either to the amount of borrowings outstanding at the time or else with respect to the use of those borrowings, which could have a material adverse effect on our financial condition, results of operations and liquidity. It is unlikely that we would be able to repay all of this indebtedness if our creditors were to elect their right to accelerate the final maturities thereof.

We and our subsidiaries require a significant amount of cash to service and repay our debt and to fund continuing operations.

The timely payment of amounts due in the near-term on our outstanding indebtedness and the continued funding of our business will require significant cash resources. As of fiscal year-end 2002, EUR 1.3 billion, EUR 56 million and EUR 2.5 billion of our outstanding long-term debt, excluding borrowings under our USD 2 billion revolving credit facility, dated as of July 18, 2002 (the “2002 Credit Facility”), which was replaced by the 2003 Credit Facility, and including amounts which have been paid as of October 15, 2003, as described in Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources— Cash Flows—Other Borrowings,” will become due and payable in fiscal 2003, fiscal 2004 and fiscal 2005, respectively. In addition, as of October 3, 2003, we had USD 750 million and EUR 600 million drawn in loans and USD 353 million in letters of credit issued under the 2003 Credit Facility, which expires on February 23, 2004. Borrowings under the 2003 Credit Facility mature at the end of their respective interest periods, typically every two weeks, although we intend to roll them over until the maturity of the facility or its refinancing.

Business challenges arising as a result of the February 24, 2003 announcement and related developments, including credit rating downgrades, have negatively impacted our liquidity. We will continue to assess our liquidity position and potential sources of supplemental liquidity in view of our operating performance and other relevant circumstances. Because our cash flow from operations alone will be insufficient to repay all of our maturing indebtedness, our ability to have sufficient liquidity, especially in the next two years, will depend on, among other things:

•	successfully implementing our strategic plans and otherwise offsetting the negative effects of the issues that we announced on February 24, 2003, the related internal and external investigations and events and our related public announcements;

•	generating sufficient cash flows from the divestiture of assets;

•	complying with the terms of our debt agreements and other contractual obligations, including the 2003 Credit Facility and our accounts receivable securitization programs, and complying with our applicable financial and other covenants, to enable us to continue rolling over amounts due under such agreements until final scheduled maturity;

•	refinancing our existing debt obligations, including the 2003 Credit Facility, obtaining bank loans and letters of credit, and potentially raising equity or issuing debt in the capital markets;

•	continuing to access uncommitted credit lines; and

•	maintaining or improving our credit ratings.

If we are not able to meet our funding and scheduled indebtedness repayment requirements as they mature or to fund our liquidity needs with cash from operations, proceeds from asset divestitures or funds obtained through the capital markets, bank loans or otherwise, or if funds from these sources are not available on a timely basis or on satisfactory terms, we and our subsidiaries may be forced to reduce or delay our business activities or restructure or refinance all or a portion of our debt on or before maturity. In addition, if our estimates of our cash flow, expenses or capital or liquidity requirements are inaccurate or these requirements change, we may need to raise additional funds. As a consequence of the issues that we announced on February 24, 2003, and the related events, the downgrades of our credit ratings, our consolidated net losses for fiscal 2002, our high debt level and the pledge of a substantial portion of our assets to secure this indebtedness, it may be more difficult or impossible for us to refinance our debt, raise additional funds and improve our liquidity on terms that are favorable to us. If we are unable to raise additional financing when needed, this could materially adversely affect our financial condition, results of operations and liquidity. For additional information, please see Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

The downgrades of our credit ratings, coupled with our accounting and the other issues that we announced on February 24, 2003, and the related events, have harmed our ability to access capital markets and may make it more difficult for us to issue debt or equity. Our strategy to strengthen our balance sheet and improve our liquidity, therefore, depends in part on our ability to successfully divest assets.

Because of the issues we announced on February 24, 2003, and the related events, including our credit rating downgrades, our access to the capital markets is limited. As a result, to reduce our substantial debt obligations and help meet our short-term financing needs, we are in the process of disposing of a portion of our assets. Because our cash flow from operations alone will be insufficient to repay all of our maturing indebtedness and our access to capital markets may be limited, we will depend in part on the sale of assets to generate sufficient net cash proceeds to repay our maturing debt obligations.

We intend to divest our non-core businesses and consistently underperforming assets, either in whole or in part, in order to strengthen our core operations and enhance our positions in markets where we have achieved, or believe we can achieve, a leading position based on net sales. We have already announced our intention to divest some of our operations in Europe, Latin America and Asia Pacific and to divest Golden Gallon Holdings, LLC (“Golden Gallon”), our fuel and convenience store operation in the southeastern United States. Some of these divestitures have been completed, while others have not been completed and may fail to be completed within the expected time frames, or at all. For additional information, please see Item 4 “Information on the Company—Divestments.”

The timing of the sales and the net cash proceeds realized from such sales are dependent on locating and successfully negotiating sales with prospective buyers and, with respect to certain divestitures for which buyers have been found and terms negotiated, on whether the conditions stipulated for the closing of the transaction, such as financing conditions and regulatory approvals, will be met. Other factors that may make it more difficult or impossible to sell some assets are ongoing litigation and investigations, shareholder agreements and minority interests, as well as regulatory approvals with respect to divestments in Brazil. For additional discussion of these factors, please see Item 5 “Operating and Financial Review and Prospects—Restatements, Adjustments and Remedial Actions,” Item 8 “Financial Information—Litigation and Legal Proceedings,” and Note 31 to our consolidated financial statements included in Item 18 of this annual report. Prevailing industry conditions and the requirement to obtain lender consents are additional factors that may affect our ability to divest businesses.

We may not be able to obtain the optimal price for assets that we are selling or plan to sell or we may receive a price that is substantially lower than the price we paid for the assets being disposed of. Furthermore, we may be required to set aside as a reserve a substantial portion of any proceeds that we receive from the sale of these assets against possible contingent liabilities. Also, the attention of management of the subsidiaries we plan to divest may be focused on divestment rather than on operations, which may adversely affect the operations of such subsidiaries and, in turn, reduce the price we may receive for those assets. In addition, our continuing operations may suffer as a result of losing synergies attributable to our ongoing ownership of the assets sold.

If the realized cash proceeds are insufficient or their receipt materially delayed or if substantial portions of consideration must be set aside as a reserve, our ability to pay maturing indebtedness or to implement our strategy may be hindered. In addition, the 2003 Credit Facility limits our ability to dispose of certain assets and requires generally that all net proceeds from asset disposals above certain agreed thresholds be applied to the prepayment of outstanding amounts under the 2003 Credit Facility. We cannot assure you that our divestiture program will prove successful or will not otherwise adversely affect our financial condition, results of operations and liquidity.

Further downgrading of our credit ratings could make it more difficult and expensive to finance our operations and our future operating income could be diminished as a result.

On November 12, 2002, our Baa1 senior unsecured and Baa2 subordinated debt ratings were placed on review for possible downgrade by Moody’s Investors Services (“Moody’s”). On January 17, 2003, Moody’s downgraded our senior unsecured and subordinated debt ratings two notches to Baa3 and Ba1, respectively. On January 24, 2003, Standard & Poor’s Ratings Services (“S&P”) downgraded our long-term local issuer credit and long-term foreign issuer credit rating from BBB+ to BBB with a stable outlook. After the announcements on February 24, 2003, S&P downgraded our long-term foreign issuer credit and long-term local issuer credit two notches from BBB to BB+ with a negative outlook and our short-term foreign issuer credit and short-term local issuer credit were downgraded from A-2 to B. The same day Moody’s placed all our ratings on review for possible downgrade and the following day downgraded our senior unsecured debt to B1 and subordinated notes to B2 and at the same time assigned us a Ba3 senior implied rating. All our ratings remain on review for possible downgrade. On May 8, 2003, S&P downgraded our long-term foreign issuer credit and long-term local issuer credit each to BB-, and both remain on negative outlook. These downgrades, as well as the issues that we announced on February 24, 2003, and the related events, have significantly restricted our access to the capital markets.

As a result of the downgrades, some institutional investors, which are required by their internal policies to hold only investment grade securities in their investment portfolios, were compelled to sell our publicly traded securities and some of our vendors have required us to post letters of credit or to provide cash collateral. Further downgrades could result in our vendors’ inability to obtain credit insurance, as a result of which they may require us to post letters of credit or modify payment terms to the extent they have not already done so. In addition, third-party insurance carriers and surety companies have required us to increase the amount of letters of credit and cash collateral we provide to them in connection with the fronting insurance necessary to operate our existing self-insurance programs and the surety bonds required in numerous aspects of our business. These amounts may increase further if there are additional downgrades. For additional information about our insurance programs, please see Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Other Off-Balance Sheet Arrangements—Retained or Contingent Interests—Insurance.”

The 2003 Credit Facility contains step-up provisions that increase the interest costs on LIBOR-based loans for each sub-category downgrade below Baa3 (for Moody’s) and BBB- (for S&P). In addition, although currently some of the costs associated with the sale of instruments under our accounts receivable securitization programs are based on the A-1+/P-1 asset-backed commercial paper market, in the event that the purchasers of the instruments, including commercial paper conduits, refuse or are unable to fund the purchases with asset-backed paper, the alternative committed parties that are obligated to purchase the instruments would require that the costs associated with the sale of the instruments be based on the sum of LIBOR and an additional amount based on our then-current credit rating. For a further discussion of the effect that additional downgrades would have on our cost of borrowing, please see Note 24 to our consolidated financial statements included in Item 18 of this annual report.

We may be subject to further downgrades in the future, particularly if the steps we are taking to reduce our indebtedness, such as our planned asset sales, cash flow improvements and refinancing efforts, are not successful. While none of our credit facilities or other debt instruments contain direct events of default that are triggered by such downgrades, additional downgrades by either S&P or Moody’s could exacerbate liquidity concerns, increase our costs of borrowing, result in our being unable to secure new financing or affect our ability to make payments on outstanding debt instruments and comply with other existing obligations, which could have a material adverse effect on our financial condition, results of operations and liquidity.

Our plan to reduce capital investments and increase cash flow is a significant change from our past growth strategy, and our failure to carry out this plan may have a material adverse effect on our financial condition, results of operations and liquidity.

We have announced a plan aimed at improving our available cash flow and significantly reducing our level of indebtedness. As part of this plan, we are scrutinizing and limiting capital expenditures and have implemented and are implementing cost reduction programs throughout our organization. In addition, we intend, as previously announced, to divest our non-core businesses, either in whole or in part, in an effort to focus on our core operations and enhance our positions in markets where we have achieved or believe we can achieve a leading position based on net sales; however, these plans may not be successful. Furthermore, a reduction in capital expenditures could, especially over a significant period of time, adversely affect our business and make us less competitive, thereby having a material adverse effect on our financial condition, results of operations and liquidity.

In recent years, acquisitions were a key component of our growth strategy. We do not contemplate pursuing additional material acquisitions in the near future. In addition, we have significantly decreased our capital expenditures due to liquidity constraints and expect to continue to curtail capital expenditures for the near future. The decrease in capital expenditures and the implementation of our divestiture program are the results of our need to divert increasing amounts of our financial resources to meet liquidity requirements and to strengthen our financial position. As a result of this reduction in acquisition activity, the divestment of some assets and the concentration of available capital resources to repay indebtedness, we anticipate that we will not experience growth in the foreseeable future that is comparable to the growth we experienced in the recent past and our growth may not be in line with the growth of the markets in which we operate.

Since we are a holding company, our ability to make interest and principal payments on our indebtedness depends on the financial results, and our access to the cash, of our majority-owned subsidiaries.

We are obligated to make interest payments on our indebtedness. In addition, the Stop & Shop Supermarket Company (“Stop & Shop”) and Albert Heijn B.V. (“Albert Heijn”) are borrowers under the 2003 Credit Facility, which matures on February 23, 2004, as a result of which a significant portion of their cash flows goes to paying interest and principal on outstanding borrowings under that facility. Since we are a holding company, we rely on our majority-owned subsidiaries to make distributions to us or lend us money to fund our interest and principal payments, although our ability to receive dividends and inter-company loans from certain material subsidiaries, including Stop & Shop and Albert Heijn, is limited by covenants contained in our debt instruments, including the 2003 Credit Facility. We cannot assure you that our subsidiaries’ financial results or their own liquidity requirements will permit them to make payments or loans to us in amounts sufficient for us to repay our indebtedness as it matures. Please see our previous risk factor “If we are not able to comply with the restrictive and financial covenants contained in our debt instruments, our financial condition and liquidity could be materially adversely affected” above in this Item 3.

Results of ongoing litigation could cause us to make substantial payments.

We are a party to, or threatened with, various contingent loss situations related to legal proceedings and investigations brought against us, as more fully discussed under “Risk Factors Relating to Recent Developments” above in this Item 3 and in Item 8 “Financial Information—Litigation and Legal Proceedings,” or that may be brought against us in the future. It is possible that we will have to make substantial payments in respect of one or more of these contingent liabilities. Because of the difficulty of predicting the outcomes of these proceedings, we have, in accordance with Dutch GAAP and US GAAP, not established a provision for the costs, if any, that may be associated with any such outcomes. Any significant payments we must make could have a material adverse effect on our financial condition, results of operations and liquidity.

Our current insurance coverage may not be adequate, and insurance premiums and letters of credit and cash collateral requirements for third-party coverage may increase and we may not be able to obtain insurance or maintain our existing insurance at acceptable rates, or at all.

We are insured through a wholly-owned captive insurance provider, primarily in connection with our U.S. subsidiaries, for certain losses related to workers’ compensation and we have in place high deductible programs for general liability, commercial automobile insurance and workers’ compensation. We record a liability provision for this self-insurance program, which is actuarially determined based on claims filed and an estimate of claims incurred but not reported. As part of this self-insurance program, we are required to maintain fronting insurance from third-party insurance companies.

Since fiscal year-end 2002, as a result of the February 24, 2003, announcements and the related developments, as well as issues affecting the U.S. insurance market as a whole, the third-party insurance companies that provide the fronting insurance require us to provide significantly greater amounts of cash collateral, letters of credit and surety bonds in connection with these fronting arrangements, in particular with respect to workers’ compensation coverage. We have also, in some circumstances, been required to replace our self-insurance programs with high deductible programs from third-party insurers at a higher cost. Although we currently are able to provide sufficient letters of credit for our insurance and surety bond requirements, we anticipate that our future letters of credit requirements for our insurance and other cash collateral needs may increase significantly. In this event, we will need to obtain additional financing sources.

It is possible that we may not be able to maintain our self-insurance and high deductible programs or purchase commercial insurance to replace these programs, if necessary. In addition, even if maintained, our self-insurance and high deductible programs may not be adequate to protect us from liabilities that we incur in our business. Our insurance premiums to third-party insurers may increase in the future and we may not be able to obtain similar levels of insurance on reasonable terms or at all. Further, the cash collateral that we provide will not be available to us to fund our liquidity needs. Similarly, the letters of credit and surety bonds that we provide reduce our available capacity under our credit facilities to fund other liquidity needs. The inadequacy or loss of our insurance coverage, or the continued payment of higher premiums, could have a material adverse effect on our financial condition, results of operations and liquidity

For additional information regarding our self-insurance coverage, please see Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Other Off-Balance Sheet Arrangements—Retained or Contingent Interests—Insurance” and Note 23 to our consolidated financial statements included in Item 18 of this annual report.

We may in the future seek to raise funds through equity offerings, which would have a dilutive effect on our common shares and ADSs.

In the future, we may decide to raise capital through offerings of our common shares, cumulative preferred financing shares, securities convertible into our common shares, or rights to acquire such securities. In any such case, the result would ultimately be dilutive to the existing holders of our common shares and ADSs by increasing the number of shares outstanding. We cannot predict the effect such dilution may have on the price of our common shares or ADSs.

The attachment of our shareholdings in Disco by a Uruguayan court could adversely affect our ability to sell Disco.

In April 2003, we announced our intention to divest Disco. Also in April 2003, we were notified that, to secure possible judgments against us in connection with ongoing litigation in Uruguay, a provisional attachment had been ordered of our shares in Disco and Disco Ahold International Holdings N.V. (“DAIH”), our former joint venture with Velox Retail Holdings (“VRH”), and DAIH’s shares in Disco. Ahold and DAIH petitioned courts in Uruguay and Argentina to nullify the attachment order on the ground that it was issued in error. The Argentine court declined to rule on the petitions, allowed the attachment order to stand, and referred the matter back to Uruguay. The Uruguayan court denied our petitions, but we have sought reconsideration and appeal. Although we are vigorously seeking to nullify the attachments, we cannot assure you that we will be able to do so. The attachment of our and DAIH’s shares in Disco could affect our ability to divest Disco, which could have a negative effect on our liquidity. For additional discussion on ongoing litigation in Argentina and Uruguay, please see Item 8 “Financial Information—Litigation and Legal Proceedings—Other Litigation, Investigations and Legal Proceedings.”

We have pledged a substantial portion of our assets under our debt instruments and, therefore, a default on our debt instruments could result in our inability to continue to conduct our business.

A substantial portion of our shareholdings in a number of our largest, wholly-owned subsidiaries, including Albert Heijn, Stop & Shop and Giant Food Inc. (“Giant-Landover”), and some material trademarks of Albert Heijn, Stop & Shop and Giant-Landover, are pledged under the 2003 Credit Facility. These subsidiaries and trademarks are critical to our ability to conduct our business. If we were to default on the 2003 Credit Facility, the lenders would have the ability to sell a portion or all of these assets as necessary to pay the amounts outstanding under the 2003 Credit Facility, and we would no longer own them or be able to use them in our business. For a more detailed discussion of our pledge of these shareholdings and trademarks, please see Item 10 “Additional Information—Material Contracts.”

Risks Related to Our Industry and Operations

A number of developments, including lower than expected operating performance from competitive pressures and the economic climate, resulted in our taking significant impairment charges during fiscal 2002 and could force us to take significant write-downs in the future.

As a result of the general slow-down or negative economic growth in most regions in which we operate and the increasing competition in certain markets, and in accordance with Raad voor de Jaarverslaggeving (RJ) Rule 121 (“RJ 121”), Impairment of Assets, we recorded goodwill impairment charges of EUR 1.3 billion in fiscal 2002 under Dutch GAAP, primarily relating to Ahold Supermercados, S.L. in Spain (“Ahold Supermercados”), Bompreço S.A. Supermercados do Nordeste (“Bompreço”), G. Barbosa Comercial Ltda. (“G. Barbosa”), Bruno’s Supermarkets, Inc. (“Bruno’s”) and DAIH (through which we held our interests in Disco and Santa Isabel S.A. (“Santa Isabel”)).

Furthermore, we recorded an additional impairment charge for goodwill and other intangible assets of EUR 3.5 billion under US GAAP in fiscal 2002, including a transitional goodwill impairment loss of EUR 2.8 billion and a transitional impairment loss for other intangible assets of EUR 6 million, as a result of the adoption of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), on December 31, 2001. In accordance with SFAS No. 142, we no longer amortize goodwill and other intangible assets with indefinite useful lives under US GAAP. Instead, we test them for impairment annually, or when events or changes in circumstances so require. The most significant portion of this transitional impairment charge of EUR 2.8 billion related to USF and totaled EUR 2.1 billion, which was caused primarily by the fraud and accounting irregularities uncovered at USF, and the declining economic conditions in the food service industry in the United States, both of which had a significant negative impact on the carrying value of USF’s goodwill. In addition to USF, we recorded transitional impairment losses under US GAAP related to our operations in Spain of EUR 136 million, Brazil of EUR 331 million, Malaysia of EUR 29 million and Thailand of EUR 150 million.

In addition to transitional impairment losses, we recognized additional impairment losses in fiscal 2002 under US GAAP related to goodwill and other intangible assets amounting to EUR 735 million and EUR 16 million, respectively. These additional aggregate impairment charges were related to the significant competition in the southeastern United States, lower-than-expected performance following the acquisition of Superdiplo S.A. (“Superdiplo”) due to a slow Spanish economy and difficulties in the integration of our businesses in Spain, and poor economic conditions in Argentina, Brazil and Chile.

We intend to continue to review the value of our long-lived assets to determine if there are changes in circumstances that indicate that the carrying amount of the assets may not be recoverable. If such changes occur and the long-lived assets are considered to be impaired, the carrying value of our long-lived assets would be reduced, which could negatively affect our results of operations in the period in which the charge was recorded. For a discussion of these impairment charges, please see Notes 6 and 32 to our consolidated financial statements included in Item 18 of this annual report.

We have contingent liabilities with our joint venture partners.

We operate in a number of markets through joint ventures. These joint ventures involve certain risks that we do not face with respect to our consolidated subsidiaries and franchised stores.

We have entered into various put and call options with our joint venture partners. In particular, we are contingently liable pursuant to two put arrangements with certain of our joint venture partners. We have put arrangements under our February 24, 2000 shareholders’ agreement with each of our two joint venture partners in ICA AB (formerly, ICA Ahold Holding AB) (“ICA”). Under these put arrangements, each of our joint venture partners has the right of first refusal to purchase the ICA shares being sold by the other joint venture partner. If one of the joint venture partners is offered the shares of the other joint venture partner constituting no less than 5% of the outstanding shares of ICA and opts not to purchase such shares, the selling shareholder may exercise its put option pursuant to which we are obligated to purchase such shares for cash. If the selling shareholder is exercising its put option with respect to all of the ICA shares it held, we also are obligated to offer to purchase all of the ICA shares held by the non-selling shareholder on the same terms and conditions. Under the terms of the ICA put arrangements, the put options may be exercised beginning on April 27, 2004.

If the ICA put option is exercised, we and the selling shareholder must negotiate the price of the ICA shares in good faith. If we and the selling shareholder cannot agree on a price, the price will be determined using a valuation procedure, which varies depending on the periods in which the ICA put option is exercised. If the ICA put option is exercised prior to April 27, 2005, the valuation of the shares (if the parties cannot agree on the price of the shares) will be performed by an independent valuation expert. The valuation procedure must use a formula equal to the value of the shares as if they were listed on the Stockholm Stock Exchange (not including any control premium) at the time of exercise multiplied by a premium rate equal to the price we paid to acquire its 50% interest in ICA divided by such listed value (not including any control premium or assumed future synergies resulting from the acquisition) of the ICA shares that were purchased at the time of acquisition. If the ICA put option is exercised on, or after, April 27, 2005, and the parties cannot agree on the price of the shares being sold, the valuation of the shares will be performed by three independent valuation experts using a formula based on the acquisition value of ICA, as well as an amount reflecting the premium that would be expected to be paid in a transfer of the full control of ICA.

Since the value of ICA may change and is subject to negotiations, we currently cannot determine the price we would have to pay for the ICA shares upon the exercise of the ICA put options, or the likelihood that one or both of the ICA joint venture partners will exercise the ICA put options. However, based on (i) the estimated value of ICA as of December 29, 2002, as determined by a valuation expert engaged by us, and (ii) completion of the first step of the valuation procedure described above on October 6, 2003, performed by an independent valuation expert, we expect that we would have to pay an amount of approximately EUR 1.8 billion for all of the ICA shares held by the ICA Partners, subject to the variations in the market conditions that may occur and unknown parameters in the second and final step of the valuation procedure to be performed, which is likely to happen in fiscal 2004. Currently, the valuation procedure pursuant to the terms of the ICA shareholders’ agreement described above is ongoing and not completed. We cannot assure you that the outcome of the valuation procedure will result in a higher or lower value than the amount indicated above.

We are also contingently liable pursuant to a put arrangement with our joint venture partner in Paiz Ahold N.V. (“Paiz Ahold”), which would be triggered by our joint venture partner in Paiz Ahold indirectly owning less than 13 1/3% of the shares in CARHCO N.V. (“CARHCO”), and would obligate us to purchase the joint venture partner’s shareholdings in Paiz Ahold for cash, at a fair market value set by an independent third-party valuation if we cannot agree with our joint venture partner on a valuation. Subject to limited exceptions, neither we nor the Paiz family may transfer shares of Paiz Ahold until January 18, 2007. If the Paiz Ahold put option were exercisable as of fiscal year-end 2002 and had been so exercised as of that date with respect to all of the Paiz Family’s interest in Paiz Ahold, we estimate that we would have been required to pay EUR 13 million to the Paiz Family for their interest.

We may also face financial exposure in the event that any of our joint venture partners encounters financial difficulty or goes into bankruptcy. In addition, in a number of markets we operated through joint ventures in which we do not have control, and the interests of our joint venture partners may not always coincide with our broader interest. These risks may have a material adverse effect on our financial condition, results of operations and liquidity. For additional information on our joint ventures, our put contingencies and other potential exposures, please see Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Other Off-Balance Sheet Arrangements” and Note 30 to our consolidated financial statements included in Item 18 of this annual report.

Unfavorable currency exchange fluctuations could adversely affect our results of operations.

Because we have operations in a variety of countries throughout the world, a substantial portion of our assets, liabilities and results of operations are denominated in foreign currencies, primarily the US dollar. As a result, we are subject to foreign currency exchange risk due to exchange rate movements, which affect our transaction costs and the translation of the results and underlying net assets of our foreign subsidiaries. In particular, we are exposed to fluctuations in the value of the US dollar against the Euro, which we adopted as our reporting currency in our consolidated financial statements effective at the beginning of fiscal 1999. To a lesser extent, our results are impacted by currency valuations in Latin America and Asia. For fiscal 2002, the total loss recorded on foreign exchange rate differences in our consolidated results of operations was EUR 50 million. Under US GAAP, losses on foreign currency translation of EUR 2.0 billion were recorded within other comprehensive loss. Although we attempt to manage our foreign currency exposure by financing in local currency borrowings or employing cross-currency swaps to the extent possible or practicable, currency exchange rate movements can affect our transaction costs and fluctuations in our balance sheet ratios resulting from changes in exchange rates may still be substantial. Furthermore, if there is a significant destabilization of a particular currency, that event could have a material adverse impact on our financial condition and results of operations. For additional discussion of our risk management, please see Item 11 “Quantitative and Qualitative Disclosures about Market Risk.”

We are a low margin business and our operating income is sensitive to conditions that cause price fluctuations.

Our retail and food service businesses are characterized by relatively high inventory turnover with relatively low profit margins. We make a significant portion of our sales at prices that are based on the cost of products we sell plus a percentage markup. As a result, our profit levels may be negatively affected during periods of food price deflation, particularly in our food service business, even though our gross profit percentage may remain relatively constant. In addition, our retail and food service businesses could be adversely affected by other factors, including inventory control, competitive price pressures, severe weather conditions, unexpected increases in fuel or other transportation related costs and, in the case of our food service business, difficulties with the collectibility of accounts receivable. One or more of these factors may adversely affect our financial condition, results of operations and liquidity.

We are subject to intense and increasing competition and consolidation, and, if we are unable to compete successfully, our financial condition, results of operations and liquidity could continue to be adversely affected.

We continue to experience intense competition in our retail trade segment from other grocery retailers, discount retailers such as Wal-Mart in certain regions of the United States, and other competitors such as supercenters and club, warehouse and drug stores. Our ability to maintain our current position is dependent upon our ability to compete in this industry through various means such as price promotions, store expansions and continued reduction of operating expenses. Further, consolidation in the food retail industry, which has resulted in a decrease in the number of smaller retailers due to increasing competition from larger companies, is likely to continue. The competitive environment may cause us to reduce our prices in order to gain or maintain our share of sales, thus reducing our margins. Additionally, our planned divestments and decrease in capital expenditures could cause an erosion of our market share in the key markets in which we operate, including, in particular, the United States and The Netherlands. While we believe there are opportunities for sustained and profitable growth, unanticipated actions of competitors and increasing competition in the food retail sector could continue to negatively impact our market share, financial condition, results of operations and liquidity.

In addition, our food service business in the United States similarly faces intense competition. Competitors include Sysco, regional distributors, specialty distributors and local market distribution companies. Competition is based on service quality, product quality and depth, and price and is often affected by changes in:

•	consumer tastes;

•	national, regional or local economic conditions;

•	disposable purchasing power; and

•	demographic trends.

There has been substantial consolidation in the food service industry. However, it remains fragmented. Our reduced expansion plans could cause us to lose relative market share. Furthermore, we compete within the food service segment not only for customers, but also for management and hourly employees. If other vendors were to offer lower prices or better service to our customers for their supplies and, as a result, our customers were to choose not to purchase from us, our financial condition, results of operations and liquidity would be adversely affected. Furthermore, while we believe there are opportunities for sustained and profitable growth, unanticipated actions of competitors and increasing competition in the food service sector could continue to negatively affect our financial condition, results of operations and liquidity.

We face risks related to our union contracts.

As of September 25, 2003, approximately 105,000 employees in our U.S. retail operating companies and 5,880 employees in our U.S. food service operating companies were represented by unions. Collective bargaining agreements covering approximately 40% of our total U.S. retail employees and approximately 5.6% of our total U.S. food service employees will expire between September 2003 and June 2004. Furthermore, although only a minority of our employees in Spain and the Czech Republic are union members, almost all of our employees in these two countries are covered by collective bargaining agreements. Collective bargaining agreements covering all of our employees in the Czech Republic and 28% of our employees in Spain will expire before the end of fiscal 2004. Collective bargaining agreements covering 85% of our employees in The Netherlands will expire between September 2003 and June 2004.

Failure of our operating companies to effectively renegotiate these contracts could result in work stoppages. We may not be able to resolve any issues in a timely manner and our contingency plans may not be sufficient to avoid an impact on our business. A work stoppage due to failure of one or more of our operating companies to renegotiate a collective bargaining agreement, or otherwise, could have a material adverse effect on our financial condition, results of operations and liquidity. For additional information on union relations, please see Item 6 “Directors, Senior Management and Employees—Labor Relations—Union Relations and Works Councils.”

The poor performance of the stock markets and the rising cost of health care benefits may cause us to record significant charges to our existing pension plans and benefit plans.

Adverse stock market developments may affect the assets of our pension funds, causing higher pension charges, pension premiums and contributions payable. We have a number of defined benefit pension plans, covering the majority of our employees in The Netherlands and in the United States. Pension plan assets principally consist of long-term interest-earning investments, quoted equity securities and real estate. The performance of stock markets could have a material impact on our financial statements, as approximately 50% of European plan assets and approximately 60% of U.S. plan assets are equity securities. The poor performance of the stock markets in fiscal 2001 and fiscal 2002 had a negative influence on the investment results of our pension funds, resulting in additional pension charges, pension premiums and payments to such funds. Pension charges for fiscal 2003 are expected to be approximately EUR 85 million higher than in fiscal 2002. Furthermore, we recognized an additional minimum unfunded pension liability of approximately EUR 204 million (pre-tax) at fiscal year-end 2002.

If we are required to make significant contributions to fund our pension plans, our cash flow available for other uses may be significantly reduced. If we are unable at any time to meet any required funding obligations for some of our U.S. pension plans, or if the Pension Benefit Guaranty Corporation (“PBGC”) concludes that, as insurer of certain U.S. plan benefits, its risk may increase unreasonably if the plans continue, under the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”), the PBGC could terminate the plans and place liens on material amounts of our assets. Our pension plans that cover our Dutch retail and food service operations are governed by Pensioen en Verzekeringskamer (“PVK”). In the future, PVK may require us to make contributions to our pension plans to meet minimum funding requirements. Significant increases in our pension funding requirements could have a material adverse effect on our financial condition, results of operations and liquidity.

In addition, health care costs have risen significantly in recent years and this trend is expected to continue in the near future. During fiscal 2002, we spent approximately EUR 3 million to fund employee health care plans, and we may be required to expend significantly higher amounts on health care in the future. Significant increases in health care and pension costs could have a material adverse effect on our financial condition, results of operations and liquidity.

We face risks related to fluctuations in interest rates.

We are exposed to fluctuations in interest rates. As of fiscal year-end 2002, approximately EUR 673 million, or 8%, of our long-term borrowings bear interest on a floating basis. Accordingly, changes in interest rates can affect the cost of these interest-bearing borrowings. Our attempts to mitigate interest rate risk by financing non-current assets and a portion of current assets with equity and long-term liabilities with fixed interest rates and our use of derivative financial instruments, such as interest rate swaps, to manage our risk could result in our failure to recognize savings if interest rates fall. As a result, our financial condition, results of operations and liquidity could be materially adversely affected. For additional information, please see Item 11 “Quantitative and Qualitative Disclosures about Market Risk.”

A continued economic downturn could materially adversely affect our business.

Our business has been negatively affected by many factors, including high consumer debt and unemployment, resulting from the prolonged economic downturn in fiscal 2001 and fiscal 2002, particularly in the United States and Europe, which has continued into fiscal 2003. High unemployment rates have depressed consumer purchasing power and declining confidence in the economy has caused customers to decrease consumer spending and to shift buying habits. In some markets, we have been forced to lower prices and have lost market share to mass merchandisers and other value-based operators. A continued or deepened recession could materially adversely affect our financial condition, results of operations and liquidity.

The application of International Financial Reporting Standards instead of Dutch GAAP in the future preparation of our consolidated financial statements could have a material adverse effect on our operating income or financial condition.

We currently prepare our financial statements in accordance with Dutch GAAP and prepare a reconciliation of certain items to US GAAP, as required by SEC regulations. In June 2002, the Council of Ministers of the European Union adopted new regulations requiring all listed EU companies, including Ahold, to apply IFRS in preparing their consolidated financial statements, no later than January 1, 2005, or at such time as may be otherwise required by the European Union. The adoption of IFRS may have a considerable impact on a number of important areas, including, among others, accounting for share-based payments. While the impact of IFRS is difficult to predict with any certainty at this time, the adoption of IFRS could have a significant adverse impact on the level of our reported earnings and net assets.

We have certain anti-takeover arrangements that may impact the value of an investment in Ahold compared to a competitor.

Like many other listed companies in The Netherlands, we have an arrangement in place that may delay or prevent other parties from acquiring control over us. The Stichting Ahold Continuïteit (S.A.C.) (the “SAC”) has the option to acquire from us, from time to time until December 2016, cumulative preferred shares in an amount up to a total par value that is equal to the total par value of all issued and outstanding shares of our capital stock, excluding cumulative preferred shares, at the time of exercising the option. This arrangement has anti-takeover effects. The issuance of all authorized cumulative preferred shares would cause substantial dilution of the effective voting power of any shareholder, including a shareholder that attempts to acquire us, and could have the effect of delaying, deferring or preventing a change in our control. For additional information on the SAC, please see Item 7 “Major Shareholders and Related Party Transactions.”

Our ability to pay dividends will depend on the future condition of our business.

Historically, we declared dividends twice a year. As we announced in a press release on March 5, 2003, we determined that we would not pay a final dividend on our common shares in respect of fiscal 2002. The payment of any dividends on our common shares in the future will be at the discretion of the Corporate Executive Board and Supervisory Board, and will depend upon, among other things, future earnings, operations, capital and liquidity requirements, our general financial condition, the general financial condition of our subsidiaries, future prospects and other factors that our Corporate Executive Board and our Supervisory Board may deem relevant. Furthermore, the 2003 Credit Facility imposes limitations on our ability to pay dividends.

The price of our common shares and ADSs has declined considerably in recent years, in particular after our February 24, 2003 announcement, and may decline further or may fluctuate widely in the future.

When we announced on February 24, 2003, that our net earnings and earnings per share for fiscal 2002 under Dutch GAAP and US GAAP would be significantly lower than previously indicated because of accounting irregularities at USF and the deconsolidation of some of our joint ventures, the trading price of our common shares dropped from the closing price of EUR 9.71 on Euronext on February 21, 2003 (the last trading day prior to the announcement) to the closing price of EUR 3.59 on Euronext on February 24, 2003. The trading price of our ADSs dropped from the closing price of USD 10.69 on the NYSE on February 21, 2003 (the last trading day prior to the announcement) to the closing price of USD 4.16 on the NYSE on February 24, 2003. Although the trading prices of our common shares and ADSs have recovered substantially from the low price levels reached immediately following our February 24, 2003, announcement, they are still lower than the price levels before the announcement and have since then experienced considerable volume and price fluctuations. If our results of operations or our predictions of future results of operations fail to meet the expectations of analysts and investors, the trading price of our common shares and ADSs could continue to be negatively affected. We cannot predict how the capital markets will perceive our prospects, our new strategy and our business operations or the outcome of the ongoing governmental investigations and pending litigation and, therefore, what the effect will be on the trading price of our common shares and ADSs. Any resulting volatility may make it more difficult for us to raise capital in the future.

Our business operations in some countries outside of the United States and Europe are subject to additional risks.

We have operations and other investments in a number of countries outside of the United States and Europe. These operations and investments are subject to the risks normally associated with conducting business in these countries such as:

•	labor disputes;

•	uncertain political and economic environments;

•	war, civil disturbances and terrorist acts;

•	deprivation of contract rights;

•	taking of property by nationalization or expropriation without fair compensation;

•	changes in laws or policies of particular countries such as foreign taxation, environmental, health and safety and local planning rules and regulations;

•	varying tax regimes, which could adversely affect our results of operations or cash flows;

•	difficulties in attracting and retaining qualified management;

•	recessionary trends, inflation and instability of the financial markets;

•	obtaining necessary governmental permits, limitations on ownership and on repatriation of earnings; and

•	foreign exchange fluctuations.

We cannot assure you that these problems or other problems relating to foreign operations will not be encountered by us in the future. Foreign operations and investments may also be adversely affected by the laws and policies of the United States, Europe and the other countries in which we operate governing foreign trade, investment and taxation.

Our Latin American operations in fiscal 2002 and fiscal 2001 were affected by the economic turmoil in Argentina, fueled by the devaluation of the Argentine Peso, along with the energy crisis in Brazil. In April 2003, we announced our intention to divest, among others, our operations in Argentina and Brazil. The continued economic downturn in Argentina and Brazil could impact the financial condition and operating income of these operations, which could affect the price we receive for them as well as our ability to sell them.

Our business is subject to environmental liability risks and regulations.

Our operations are governed by federal, state and local environmental laws and regulations in the United States, as well as environmental laws and regulations in the other countries in which we have operations, concerning the discharge, storage, handling and disposal of hazardous or toxic substances as discussed in Item 4 “Information on the Company—Environmental Matters.” We cannot assure you that stricter laws will not be imposed or that there will not be stricter enforcement of applicable environmental laws, which may result in our having to make expenditures in order for us to comply with such laws. Our failure to comply with any environmental, health or safety requirements, or increases in the cost of such compliance, could have a material effect on our financial condition, results of operations and liquidity.

ITEM 4. INFORMATION ON THE COMPANY

History

We were founded in 1887. In 1948, named at the time Albert Heijn N.V., we listed our shares on what is today Euronext Amsterdam. In 1973, our name was changed to Ahold N.V., indicative of our development as a holding company with interests in food retail trade and related areas. On our one hundredth anniversary in 1987, the Queen of The Netherlands granted us the title “Koninklijke” (Dutch for “Royal”), and we changed our name to Koninklijke Ahold N.V.

Recent Developments

On February 24, 2003, we announced that our net earnings and earnings per share for fiscal 2002 would be significantly lower than previously indicated and that we would be restating our financial statements for fiscal 2001 and fiscal 2000. We indicated that these restatements were primarily related to overstatements of vendor allowance income at USF and the deconsolidation of five current or former joint ventures. We also announced forensic investigations into accounting irregularities at USF and into the legality and accounting treatment of certain questionable transactions uncovered at Disco.

In addition to the USF and Disco investigations, we commenced investigations into the facts and circumstances surrounding certain letters that were the basis for the historical consolidation of four of the Ahold joint ventures referred to above, and certain previously undisclosed related side letters that nullified the effect of these letters and resulted in the decision to deconsolidate those joint ventures. By letter dated February 24, 2003, our independent auditors, Deloitte & Touche (“D&T”) indicated that its opinion on our audited financial statements for the fiscal years ended December 30, 2001, and December 31, 2000 should no longer be relied upon. D&T suspended its audit of our fiscal 2002 financial statements until the completion of necessary investigations. On March 24, 2003, the Audit Committee of our Supervisory Board ordered the commencement of a series of additional investigations at 17 Ahold operating companies and real estate companies and at the Ahold parent company to assess whether accounting irregularities, errors and/or issues existed, the integrity of management, and the adequacy of internal controls.

As more fully discussed in Item 5 “Operating and Financial Review and Prospects—Restatements, Adjustments and Remedial Actions—Background of the Restatements and Adjustments,” the investigations found or confirmed accounting irregularities, errors and other issues and significant internal control weaknesses. In connection with the findings of the investigations referred to above, and the consequent remedial accounting actions taken by Ahold management, we have restated our consolidated financial statements for fiscal 2001 and fiscal 2000 and results of operations for fiscal 2001 and fiscal 2000. In addition, our consolidated financial statements for fiscal 2002 reflect correcting adjustments, of which some are related to the findings of the investigations referred to above.

As a result of the foregoing events, we have undergone significant changes in our management and other personnel. On September 4, 2003, our new President and Chief Executive Officer announced a general framework for a new Ahold strategy, which we expect to announce in greater detail in the fourth quarter of fiscal 2003.

Our new strategic framework includes a reduction in acquisition activity, the divestment of some of our businesses and reduced capital expenditures. This represents a significant shift from our strategy of recent years, which focused on acquisitions and international expansion. The new strategy will likely have a significant impact on our business going forward, as we are now focusing on two key strategic operational priorities, namely food retail trade operations in selected markets in the United States and Europe and rebuilding food service operations at USF to restore its value following the recent events described under Item 5 “Operating and Financial Review and Prospects—Restatements, Adjustments and Remedial Actions—Background of the Restatements and Adjustments.” For additional information regarding this strategic framework, please see Item 5 “Operating and Financial Review and Prospects—Strategic Outlook.”

Acquisitions

Historically, we substantially expanded our business through acquisitions and new joint ventures beginning in 1977.

Principal acquisitions in the United States since the beginning of fiscal 2000 have consisted of the following:

•	USF in 2000;

•	Peapod, Inc. (“Peapod”) in 2000 (investment in Peapod in 2000, fully acquired in August 2001);

•	PYA/Monarch, Inc. (“PYA/Monarch”) in 2000 (integrated into USF);

•	GFG Foodservice, Inc. (“GFG Foodservice”) in 2000 (integrated into USF);

•	134 convenience stores from Golden Gallon in 2000 (integrated into BI-LO, LLC (“BI-LO”));

•	87 convenience stores from Sugar Creek in 2000 (integrated into Tops);

•	Mutual Wholesale Company (“Mutual”) in 2001 (integrated into USF);

•	Parkway Food Service (“Parkway”) in 2001 (integrated into USF);

•	56 stores and eight sites from Grand Union in 2001 (integrated into Tops and Stop & Shop);

•	Bruno’s in 2001;

•	Alliant in 2001 (in the process of being integrated into USF);

•	Allen Foods, Inc. (“Allen Foods”) in 2002 (integrated into USF); and

•	Lady Baltimore Foods, Inc. (“Lady Baltimore”) in 2002 (integrated into USF).

Principal acquisitions and investments in other regions include:

•	Bompreço in Brazil in 1996 (majority voting stake acquired in June 2000);

•	Tops Retail (Malaysia) Sdn Bhd. in Malaysia through the formation of a joint venture in 1997 (fully acquired in December 2000);

•	PT Putra Serasi Pioneerindo (Tops) through an agreement with the PSP Group in Indonesia in 1996 (fully acquired in 2002);

•	Disco and Santa Isabel in Argentina, Chile, Peru, Paraguay and Ecuador in 1998, through the formation of the joint venture DAIH in 1998 (DAIH was fully acquired in August 2002);

•	ICA Group in Scandinavia in 2000, through the formation of the joint venture ICA Ahold Holding AB (which subsequently changed its name to ICA Ahold AB, and then, in August 2003, to ICA);

•	Supermercados Agas S.A. in Chile in 2000 (integrated into Santa Isabel);

•	Kampio Markets, S.L. (“Kampio”) in Spain in 2000 (integrated into Ahold Supermercados);

•	Supermercados Ekono S.A. (“Ekono”) in Argentina in 2000 (integrated into Disco);

•	A&P Holding B.V. (“A&P”) in The Netherlands by our 73.2%-owned subsidiary Schuitema N.V. (“Schuitema”) in 2000;

•	Superdiplo in Spain in 2000 (integrated into Ahold Supermercados);

•	MEA–De Wilde–De Loore N.V./S.A. (“MEA”) in 2001 (renamed Deli XL N.V./S.A.);

•	Cemetro, S.L. (“Cemetro”) in Spain in 2001 (integrated into Ahold Supermercados);

•	G. Barbosa in Brazil in 2002;

•	Nine supermarkets and related assets from Lusitana Ltda (“Lusitana”) in September 2002 (integrated into Bompreço);

•	Paiz Ahold in fiscal 1999, which in fiscal 2002 formed a joint venture with CSU International Holdings (“CSU International”), which transferred its interests in Corporación de Supermercados Unidos, S.A. (“CSU”) in Costa Rica, Honduras, and Nicaragua to CARHCO; and

•	31 stores from La Despensa de Don Juan in El Salvador in 2003 (integrated into CARHCO).

Divestments

In November 2002, we announced our intention to divest our non-core businesses, either in whole or in part, and scrutinize consistently underperforming operations with a view to improving their performance or divesting them in an effort to focus on our core businesses and enhance our positions in markets where we have achieved, or believe we can achieve, such a leading position based on net sales. In February 2003, we announced that the scope of this divestment program would be expanded in order to improve our financial position and enhance our core business in stable and profitable markets. In September 2003, our new President and Chief Executive Officer announced a further expansion of our divestment program and our intention to scrutinize our portfolio of businesses with a focus on identifying for divestment those operations that do not fit within our new strategy. We have already begun to withdraw from two continents, South America and Asia, and are in the process of divesting our non-strategic and non-core assets.

Principal divestments recently completed or announced consist of the following:

•	In December 2002, we announced our intention to divest De Tuinen B.V. (“De Tuinen”), our wholly-owned Dutch natural products retail unit, and we completed the transaction in May 2003;

•	In February 2003, we announced we were engaged in exploratory talks to divest our stake in our Chilean supermarket activities. In July 2003, we divested our operations in Chile by selling our 99.6% interest in our subsidiary Santa Isabel to Cencosud S.A.;

•	In April 2003, we announced our intention to divest our operations in Brazil (Bompreço, G. Barbosa and Hipercard Administradora de Cartão de Crédito Ltda. (“Hipercard”), Argentina (Disco), Peru and Paraguay (Santa Isabel);

•	In April 2003, we announced that we had reached an agreement on the sale of our Indonesian operations to PT Hero Supermarket Tbk (“Hero”). The transfer of assets took place in stages, which began in June 2003 and was finalized in the third quarter of fiscal 2003;

•	In May 2003, we announced that we had reached an agreement on the sale of our Malaysian operations to Dairy Farm Giant Retail Sdn Bhd, a subsidiary of Dairy Farm International Holdings Limited. The transfer of assets was completed in the third quarter of fiscal 2003;

•	In June 2003, we completed the divestment of Jamin Winkelbedrijf B.V. (“Jamin”), our chain of confectionery stores in The Netherlands, through a management buy-out;

•	In August 2003, we announced that we had reached an agreement on the sale of Golden Gallon, our fuel and convenience store operation in the southeastern United States, to The Pantry, Inc. The sale was completed in October 2003; and

•	In September 2003, we completed the divestment of our operations in Paraguay through the sale of our 100% interest in Supermercados Stock S.A. to A.J. Vierci.

For additional information about divestments, acquisitions, related capital expenditures and methods of financing, please refer to Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources” and Notes 4 and 31 to our consolidated financial statements included in Item 18 of this annual report.

Contact Information

We can be contacted via the following addresses, through our email address corp.communications@ahold.com or via our website at www.ahold.com.

Company Address	Mailing Address	Ahold USA, Inc.
Ahold Albert Heijnweg 1 1507 EH Zaandam The Netherlands	Ahold P.O. Box 3050 1500 HB Zaandam The Netherlands	14101 Newbrook Drive Chantilly, VA 20151 United States

Organizational Structure

Koninklijke Ahold N.V. is domiciled in The Netherlands and incorporated under the laws of The Netherlands as a holding company conducting business through our subsidiaries and joint ventures. Based on fiscal 2002 retail sales, we are the largest food provider in The Netherlands and one of the largest food providers in the United States. During fiscal 2002, we provided food primarily through retail trade outlets, along with complementary food service activities. As of fiscal year-end 2002, we operated or serviced 5,606 stores, including 1,240 franchise and associated stores, and employed, on a full-time equivalent basis, approximately 278,486 people. The store format that we primarily use is the supermarket. However, we also operate or service hypermarkets, discount stores, specialty stores, cash and carry stores and convenience stores.

Our operations are located primarily in the United States and Europe. In fiscal 2002, net sales in the United States accounted for 74% of total net sales, while net sales in Europe accounted for 22% of total net sales. Operations in Latin America accounted for 3% of total net sales in fiscal 2002, and operations in the Asia Pacific region accounted for 1% of total net sales in the same year.

Our principal business is retail trade, which accounted for 69% of total net sales in fiscal 2002. Retail trade includes sales to consumers at our own stores, as well as sales to our franchise and associated stores. Our food service activities accounted for 31% of total net sales for fiscal 2002. Sales relating to our food service business, and to a lesser extent our retail trade business, vary depending on the season of the year. Seasonality affects our business to the extent that we typically experience higher sales in the second half of the year, particularly during the holiday season in December.

In the United States, operational management is divided into a “retail trade” division and a “food service” division. Within the retail division, we manage our business by operating company. Ahold USA, Inc. (“Ahold USA”), our U.S. holding company, coordinates the activities of our U.S. retail operating companies. Within the food service division, we manage our food distribution businesses geographically while our meat processing business, equipment and supply business, and our contract and design business are managed nationally. USF coordinates the activities of the businesses that make up the food service division. In The Netherlands, operational management is divided into supermarkets, specialty retailing, food service, food production and other operations. Retail trade operations outside of the United States and The Netherlands primarily consist of supermarkets and are also managed by operating company. Individual chains within each geographic area are responsible for merchandising, store formats and marketing strategies. Decisions regarding the strategic direction and overall management of the companies are taken at the holding company level.

Depicted below is the organizational structure of our principal consolidated operating companies as of the end of fiscal 2002. As noted above, we have announced our intention to divest various of these operations, and have completed several divestments, including certain of our Latin America and Asia Pacific operations.

(1)	Stores in Massachusetts, Connecticut, New Jersey, New York, and Rhode Island.
(2)	Stores in Maryland, Washington, D.C., Delaware, New Jersey, and Virginia.
(3)	Stores in Maryland, Pennsylvania, Virginia, and West Virginia.
(4)	Stores in New York, Ohio, and Pennsylvania.
(5)	Stores in South Carolina, Georgia, North Carolina, and Tennessee.
(6)	Stores in Alabama, Florida, Mississippi, and Georgia.
(7)	Sales in Connecticut, Washington, D.C., Illinois, Massachusetts, Maryland, Rhode Island, and Virginia.
(8)	Bompreço and Hipercard were consolidated beginning in the third quarter of fiscal 2000. G. Barbosa was consolidated beginning in the first quarter of fiscal 2002.
(9)	Consolidated beginning in the second quarter of fiscal 2002.
(10)	Consolidated beginning in the third quarter of fiscal 2002. Our Chilean operations were divested in July 2003 and our Paraguayan operations were divested in September 2003.
(11)	Our Malaysian operations were divested in September 2003.
(12)	Our Indonesian operations were divested in September 2003.

Unless otherwise indicated, the companies referred to in the chart above are our directly or indirectly wholly-owned retail and food service subsidiaries. A detailed list of significant subsidiaries, proportions of ownership interest and, if different, proportion of voting power is filed as Exhibit 8.1 to this annual report.

In addition to our consolidated subsidiaries, we also have interests in retail and food service operations through joint ventures that are not consolidated in our financial statements. These joint ventures currently consist of ICA in Scandinavia and certain Baltic states, Jerónimo Martins Retail (“JMR”) in Portugal, and CARHCO in Guatemala, Costa Rica, El Salvador, Honduras and Nicaragua, as more fully described in Item 5 “Operating and Financial Review and Prospects—Restatements, Adjustments and Remedial Actions—Joint Ventures.” In February 2003, we determined that we had improperly consolidated ICA, JMR and Paiz Ahold (prior to the formation of the joint venture CARHCO, created by Paiz Ahold and another party in January 2002) in our financial statements and that we also had improperly consolidated two former joint ventures that are now wholly-owned by us, DAIH and Bompreço, for the periods in which we held a 50% interest in these joint ventures.

ICA, JMR and CARHCO, as well as Paiz Ahold, prior to the formation of CARHCO, are treated as unconsolidated subsidiaries. With respect to Bompreço and DAIH, management determined that we only acquired control over these entities beginning in the second quarter of fiscal 2000 and beginning in the third quarter of fiscal 2002, respectively. Prior to those dates, Bompreço and DAIH are treated as unconsolidated subsidiaries. As a result of the foregoing, the stores operated and the sales generated by our joint ventures, for the periods when we did not have majority control, are broken out into separate tables.

For a discussion regarding our unconsolidated joint ventures and equity investees and the decision to deconsolidate certain current or former joint ventures, please see “Unconsolidated Joint Ventures and Equity Investees” below in this Item 4 and Item 5 “Operating and Financial Review and Prospects—Restatement, Adjustments and Remedial Actions—Joint Ventures.”

Business Overview

Retail Trade

We have retail trade operations in the United States, Europe, Latin America and Asia Pacific. Our retail business consists of our retail chain sales, sales to franchise stores and sales to associated stores.

As of the end of fiscal 2002, we operated or serviced 5,606 stores through our consolidated subsidiaries, including 790 franchise stores and 450 associated stores. Over 60% of these stores are supermarkets. In some local markets, we have expanded into other formats, including specialty retail trade formats, hypermarkets, cash and carry and convenience stores. The majority of our franchise stores and associated stores are located in The Netherlands.

Store Formats

Franchise stores typically operate under the same format as, and are not distinguishable from, Ahold-owned stores in a particular geographic area. Each franchisee purchases merchandise at wholesale prices from us, pays a franchise fee, receives various support services, including logistical and warehouse services, and receives management support and training, marketing support and administrative assistance, and indirect financial assistance in the form of loans and guarantees. Associated stores operate as independent retailers and may use various store formats, including non-Ahold formats. These stores also have more flexibility in terms of product line and pricing, but we provide them with support services, including the ability to benefit from bulk purchasing and an increase in bargaining power in entering into certain contracts. For a detailed description of our franchise and associated stores, please see “Retail Trade in Europe” below in this Item 4.

We categorize our retail trade operations by format type, which we determine based on each store’s product mix (food and non-food) and sales area. Supermarkets are retail locations where the average sales area is less than 2,000 square meters or 22,000 square feet or where the average sales area for non-food items is less than 25% of the total average sales area. Hypermarkets are retail locations where the average sales area is more than 2,000 square meters or 22,000 square feet or where the average sales area for non-food items is more than 25% of the total average sales area. A compact hypermarket, while not strictly classified, is a small hypermarket where the average sales area is between 2,000 and 5,000 square meters. Superstores are comparable in size with supermarkets, but offer a wider assortment of goods and services, including health and beauty care, pharmacy and natural foods. Convenience stores are like small supermarkets, but with their own format, located at gasoline stations, inside railway stations, or at other locations which, in the judgment of management, are considered to be convenience store locations. These format definitions are guidelines which we use with a certain degree of flexibility and, when appropriate, adjust for local interpretations.

The following tables set out, as of the end of fiscal 2002, store count by Company-owned stores, franchise stores and associated stores, store count of our unconsolidated joint ventures, and changes in store counts for our consolidated subsidiaries and unconsolidated joint ventures:

Company, Franchise and Associated Stores

Consolidated Subsidiaries

	As of Fiscal Year-End 2002
	Company Supermarkets (1)	Franchise Supermarkets (1)	Associated Stores	Company Other (2)	Franchise Other (2)	Total
	(as adjusted) (3)
United States	1,254	5	—	366	10	1,635
Europe (4)	1,429	202	450	697	573	3,351
Latin America (5)	384	—	—	123	—	507
Asia Pacific (6)	113	—	—	—	—	113

Total	3,180	207	450	1,186	583	5,606

(1)	Includes grocery stores and food retail stores considered supermarkets under local market conditions.
(2)	Includes certain specialty retail stores, hypermarkets and convenience stores.
(3)	As adjusted to reflect the deconsolidation of ICA, JMR, DAIH, Bompreço and Paiz Ahold. Please see “Unconsolidated Joint Ventures and Equity Investees” below in this Item 4, Item 5 “Operating and Financial Review and Prospects—Restatements, Adjustments and Remedial Actions—Joint Ventures” and Note 3 to our consolidated financial statements included in Item 18 of this annual report.
(4)	Includes 65 stores operated by De Tuinen, which was divested in May 2003 and 42 stores operated by Jamin, which was divested in June 2003.
(5)	Includes our Chilean operations in Santa Isabel, which were divested in July 2003, and our Paraguayan operations, which were divested in September 2003.
(6)	Includes our operations in Malaysia and Indonesia, which we divested in September 2003.

Changes in Consolidated Store Count

	Fiscal
	2002	2001	2000
	(as adjusted) (1)
Beginning of period	5,155	4,824	3,507
Opened/acquired	730	637	1,498
Disposed/closed	(279)	(306)	(181)

End of period	5,606	5,155	4,824

(1)	As adjusted to reflect the deconsolidation of ICA, JMR, DAIH, Bompreço and Paiz Ahold for the relevant periods. Please see “Unconsolidated Joint Ventures and Equity Investees” below in this Item 4, Item 5 “Operating and Financial Review and Prospects—Restatements, Adjustments and Remedial Actions—Joint Ventures” and Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Unconsolidated Joint Ventures

	As of Fiscal Year-End 2002
	Company Supermarkets (1)	Franchise Supermarkets (1)	Associated Stores	Company Other (2)	Franchise Other	Total
ICA	436	438	2,052	11	—	2,937
JMR	175	—	—	23	—	198
CARHCO	58	—	—	229	—	289

Total	669	438	2,052	263	—	3,422

(1)	Includes grocery stores and food retail stores considered supermarkets under local market conditions.
(2)	For CARHCO, includes hypermarkets and discount stores.

Changes in Unconsolidated Store Count (including associated stores)

	Fiscal
	2002 (1)	2001 (1)	2000 (1)
Beginning of period	3,687	3,807	527
Opened/acquired	267	123	3,394
Disposed/closed	532	243	114

End of period	3,422	3,687	3,807

(1)	Includes DAIH and Bompreço for periods for which they were not consolidated in our financial statements.

Retail Trade in the United States

We have established ourselves, through acquisitions and organic growth, as a leading food retailer in the United States, operating in 18 states in the eastern United States and Washington, D.C. Based on fiscal 2002 sales, we were among the top five food retailers in the United States. While management of each individual chain is responsible for its merchandising, store formats and marketing strategies, the operations of the six regional operating companies and Peapod, our e-commerce retail company, are coordinated as a group through Ahold USA. Each chain operates in its own local marketing area. Our local brands focus on providing quality, value, variety and service to our customers. We operate superstores, conventional supermarkets and convenience stores and an on-line grocer.

Ahold USA has undertaken a number of projects to improve operational efficiency by centralizing certain common functions of its subsidiaries, such as financing, purchasing services and IT support. Ahold USA has established a number of organizations to supply services to the U.S. subsidiaries, including: the Perishable Procurement Organization (“PPO”), which negotiates prices for perishable products; Corporate Brand buying and product development; the Not-For-

Resale organization (“NFR”), which negotiates contracts for services and products used within our own operations; Ahold Information Services, which operates a data processing center on behalf of all our U.S. retail trade operations, facilitating their information systems operations; MAC, which administers our U.S. retail self-insurance program; American Sales Company, which provides purchasing and distribution services in health and beauty care items, pharmacy, and general merchandise to our U.S. operations; and Ahold Financial Services, which provides accounting and financial services to Stop & Shop, Tops, Giant-Carlisle and Giant-Landover, and is expected to service the remaining retail trade operations, BI-LO and Bruno’s, in future years.

Efficiency has been further improved by the establishment of a number of working groups, composed of representatives of each of our U.S. operations, whose objective is to identify and implement operational “best practices” and potential efficiency improvements across the various subsidiaries.

The table that follows sets out, for the periods indicated, net sales and store counts for our retail trade operations in the United States. Net sales for fiscal 2001 include Bruno’s results from December 2001. Net sales for fiscal 2000 reflect Peapod’s results beginning from the end of the second quarter.

	As of and for the Fiscal Year Ended
	2002		2001		2000
	Net Sales	Store count	Net Sales	Store count	Net Sales	Store count
	(in USD millions)		(in USD millions)		(in USD millions)
Stop & Shop	9,476	333	8,779	321	6,332	211
Giant-Landover (1)	5,290	189	5,115	186	4,780	183
Giant-Carlisle	2,772	113	2,473	107	2,192	96
Tops	3,121	372	3,017	370	2,785	342
BI-LO (including Golden Gallon)	3,615	441	3,613	446	3,420	422
Bruno’s	1,862	187	106	185	—	—
Peapod	116	—	98	—	46	—
Edwards (2)	—	—	—	—	1,382	63

Total United States (3)	26,252	1,635	23,201	1,615	20,937	1,317

(1)	In fiscal 2002, fiscal 2001 and fiscal 2000, Giant-Landover also operated four free-standing drugstores.
(2)	The Edwards division was consolidated within Stop & Shop’s results beginning in fiscal 2001, except for four stores transferred to Giant-Landover in fiscal 2001.
(3)	In August 2003, we reached an agreement to sell Golden Gallon, which is comprised of 138 fuel and merchandize stores. The sale was completed in October 2003.

Stop & Shop

We acquired Stop & Shop in July 1996. Stop & Shop, which is headquartered in Quincy, Massachusetts, was established in 1914 and pioneered the superstore concept in New England in 1982. In February 2001, Stop & Shop acquired 36 supermarkets from C&S Wholesale Distributors, which previously purchased the locations from Grand Union. The supermarkets are located mainly in New Jersey and New York and were converted to the Stop & Shop format during the first quarter of fiscal 2001. During fiscal 2000, the “Edwards” chain, which previously formed a part of Giant-Carlisle, was converted to the Stop & Shop format, except for four stores that were transferred to Giant-Landover. As of the end of fiscal 2002, Stop & Shop operated 333 superstores and conventional supermarkets in Massachusetts, Connecticut, Rhode Island, New Jersey and New York. Stop & Shop operates conventional supermarkets and 55,000-75,000 sq. ft. superstores, some of which include gas stations, full-service pharmacies, portrait studios and one-hour photo developing. Additionally, Stop & Shop and Peapod have teamed up to provide an internet-based home shopping and grocery delivery service under the brand name “Peapod by Stop & Shop.”

Giant-Landover

We acquired Giant-Landover, based in Landover, Maryland, in October 1998. The company was established as Giant Food, Inc., in 1936. As of the end of fiscal 2002, Giant-Landover operated 189 retail stores selling food, pharmacy, health and beauty care items and general merchandise in Maryland, Virginia, Delaware, New Jersey and the District of Columbia. Four of the 189 stores are primarily drug stores that have a limited selection of food items. In New Jersey and Delaware, Giant-Landover trades under the name “Super G” to distinguish itself from Ahold sister company Giant-Carlisle. In addition, Giant-Landover and Peapod have teamed up to provide an internet-based home shopping and grocery delivery service under the brand name “Peapod by Giant.”

Giant-Carlisle

We acquired Giant-Carlisle, based in Carlisle, Pennsylvania, in 1981. Established in 1923, Giant-Carlisle operated 113 supermarkets as of the end of fiscal 2002. The stores operate under the name “Giant” in Pennsylvania and under the name “Martin’s” in Maryland, Virginia and West Virginia. The supermarkets range in size from approximately 44,000 sq. ft. to 64,000 sq. ft. In August 2003, Giant-Carlisle and Tops substantially completed the integration of certain of their administrative functions and other back-office activities through the implementation of a shared services arrangement.

Tops

We acquired Tops, based in Buffalo, New York, in March 1991. The company was established in 1962. In February 2001, Tops acquired 20 supermarkets from C&S Wholesale Distributors, which previously purchased the locations from Grand Union. These supermarkets are located in New York and were converted to the Tops format during the first quarter of fiscal 2001. As of the end of fiscal 2002, Tops owned and operated 151 supermarkets under the name “Tops Friendly Markets” and 206 neighborhood food stores under the name “Wilson Farms.” As of the end of fiscal 2002, Tops also had 15 supermarket franchisees operating under the “Tops Friendly Markets” and “Wilson Farms” names. Tops’ primary markets are Buffalo and Rochester, both in New York, as well as markets in Cleveland, Ohio, and northern Pennsylvania. As discussed above, in August 2003, Tops substantially completed the implementation of a shared services arrangement with Giant-Carlisle.

BI-LO

We acquired BI-LO, based in Mauldin, South Carolina in 1977. BI-LO, established in 1961, was Ahold’s first U.S. acquisition, then comprising 96 stores. As of the end of fiscal 2002, BI-LO operated 303 supermarkets and 138 Golden Gallon convenience stores in South Carolina, North

Carolina, Tennessee and Georgia. BI-LO has begun the process of integrating most of Bruno’s merchandising and administrative functions with BI-LO’s. The integration is expected to be substantially completed by the end of fiscal 2004. In August 2003, we announced that we had reached an agreement to sell Golden Gallon to The Pantry, Inc. and the sale was completed in October 2003. BI-LO acquired the Golden Gallon chain in May 2002, which operates convenience stores in Tennessee and Georgia. For additional information, please see “Divestments” above in this Item 4.

Bruno’s

We acquired Bruno’s, based in Birmingham, Alabama in December 2001. Bruno’s was established in 1932. As of the end of fiscal 2002, Bruno’s operated a chain of 187 stores under the banners of Bruno’s (superstores), Food World and Food Max (value-oriented supermarkets), and Food Fair (neighborhood stores) in Alabama, Florida, Mississippi and Georgia. Bruno’s is currently integrating most of its merchandising and administrative functions with BI-LO as described in our discussion of BI-LO above.

Peapod

In June 2000, we acquired convertible preferred stock and common stock warrants of Peapod, giving us a controlling interest in Peapod. In July 2001, we acquired the remaining issued and outstanding shares of common stock of Peapod. Peapod is an on-line grocer based in Chicago, Illinois, where it was established in 1989. Peapod has operations in Chicago and on the east coast of the United States. Additionally, Peapod and two of our other operating companies, Stop & Shop and Giant-Landover, have teamed up to provide an internet-based home shopping and grocery delivery service in southern Connecticut; Boston and Cape Cod, Massachusetts; and Providence, Rhode Island (under the brand name “Peapod by Stop & Shop”); and Washington, D.C. and Baltimore, Maryland, (under the brand name “Peapod by Giant”).

Retail Trade in Europe

In Europe, we have significant retail trade operations through our wholly-owned and majority-owned subsidiaries in The Netherlands, the Czech Republic, Slovakia, Poland and Spain.

Our retail trade operations in Europe include, among others, hypermarkets, supermarkets, and convenience stores.

The following table sets out, for the periods indicated, net sales and store counts, for the retail trade operations of our consolidated subsidiaries in Europe. For additional information on our unconsolidated joint ventures and equity investees, please see “Unconsolidated Joint Ventures and Equity Investees” below in this Item 4.

	As of and for the Fiscal Year Ended
	2002		2001		2000
	Net Sales	Store Count	Net Sales (restated)	Store count	Net Sales (restated)	Store count
	(in EUR millions)		(in EUR millions)		(in EUR millions)
The Netherlands
Albert Heijn company stores	4,737	489	4,548	479	4,433	508
Albert Heijn franchise stores	966	217	861	207	768	201
Etos B.V. (1)	367	490	358	496	285	480
Gall & Gall B.V.	231	489	221	493	211	486
Schuitema company stores (2)	644	37	677	48	165	129
Schuitema associated stores (2) (3)	2,227	450	2,071	467	1,915	436
Other (4)	44	142	67	143	108	143
Czech Republic	924	212	789	203	598	190
Slovakia	54	13	2	2	—	—
Poland	577	184	552	165	393	149
Spain	2,047	628	1,993	623	518	582

Total Consolidated Europe	12,818	3,351	12,139	3,326	9,394	3,304

(1)	Includes 65 stores operated by De Tuinen, which was divested in May 2003.
(2)	This subsidiary is 73.2%-owned by us. For additional information, please see Exhibit 8.1 included in Item 19.
(3)	Consists of sales by Schuitema to associated stores.
(4)	Includes 142 stores operated by Jamin, which was divested in June 2003.

The Netherlands

We pioneered the supermarket concept in The Netherlands and, as of the end of fiscal 2002, we were the leading Dutch food retailer through our Albert Heijn brand, both in terms of retail sales and store count. As of the end of fiscal 2002, Albert Heijn operated 706 stores, including 217 franchise stores, with an average sales area of 6,291 square feet.

Albert Heijn also operates distribution centers for grocery products and a number of processing and other distribution facilities for produce.

The franchise stores typically operate in smaller market areas under the Albert Heijn format and are not distinguishable from company-owned stores. For each franchise store, Albert Heijn provides:

•	merchandise at wholesale prices, including a franchise fee;

•	various support services, including logistical and warehouse services; and

•	management support and training, marketing support and administrative and financial assistance.

Franchise agreements typically have a term of five years, and are renewable for additional five-year terms. Franchise stores are primarily smaller stores, with an average sales area of 2,170 square feet.

In fiscal 2002, Albert Heijn opened two Albert Heijn XL stores, a new extra-large store format in the Dutch market, which is approximately three times the size of a conventional Albert Heijn supermarket. Albert Heijn also introduced “AH to go,” a new convenience store format in shopping streets, gas stations, hospitals and railway stations. Ranging in size from 1,000 to 2,500 square feet, AH to go stores offer a select range of food and beverage products for immediate or home consumption. Albert Heijn opened 20 AH to go stores in fiscal 2002 and currently has 33 such stores.

Other retail trade operations in The Netherlands includes our specialty retail trade operations. We acquired these specialty retail trade operations in order to expand the range of products that we offer to our Dutch retail customers including, in certain instances, products which we are not able to sell in supermarkets due to restrictions under Dutch law on the sale of liquor and prescription drugs. These specialty retail trade operations include Gall & Gall B.V. (“Gall & Gall”), Etos B.V. (“Etos”) and, until May 2003, De Tuinen, which operated as a subsidiary of Etos. Gall & Gall operates wine and liquor stores, Etos operates stores specializing in health and beauty care and, in certain stores, prescription drugs and De Tuinen operates stores offering natural health and beauty care products. As of the end of fiscal 2002, Gall & Gall operated 315 stores and supplied 174 franchise stores, while Etos operated 234 stores, including 65 De Tuinen stores, and supplied 256 franchise stores. In December 2002, we announced our intention to divest De Tuinen through a sale to NBTY Inc. (“NBTY”), a U.S.-based, publicly held company. This transaction was completed in May 2003. As of the end of fiscal 2002, other specialty operations also included 142 confectionery stores (mainly franchise), operating under the name “Jamin.” In June 2003, we divested Jamin through a management buy-out.

We also own 73.2% of the outstanding shares of Schuitema, a Dutch retail and wholesale company that owns supermarkets and also provides retail support to independent retailers and associated stores. As of the end of fiscal 2002, Schuitema owned 37 supermarkets and provided goods and services to 450 independent and associated food retailers mainly operating under the trade name “C1000.” Schuitema also supports these independent and associated retailers on a commercial level by providing branding and support services, including the ability to benefit from bulk purchasing and an increase in bargaining power in entering into certain contracts. Schuitema also owns 87 former A&P stores, all of which have been converted to the C1000 format. Prior to fiscal 2002, the sales to the associated stores were classified as part of our former “Food wholesaling and food supply” business segment, but since then they have been included in our “Retail Trade” business segment. Schuitema is subject to a different corporate governance regime than our other Dutch subsidiaries. For additional information on Schuitema’s corporate governance regime, please see Item 10 “Additional Information—Large Company Regime in The Netherlands.”

In October 2001, our Dutch subsidiaries, including food service provider Deli XL B.V. (“Deli XL”), began offering a new joint internet-based home delivery service called “Albert.” Customers in The Netherlands can access our Dutch retail stores through www.albert.nl and buy from all of our stores in one order.

Central Europe

We have retail trade operations in Poland, the Czech Republic and Slovakia.

In 1995, we established a 50/50 joint venture with German retailer Allkauf-Gruppe to develop retail trade operations in Poland. In January 1999, we purchased Allkauf-Gruppe’s share of the joint venture and renamed the company Ahold Polska Sp. z.o.o. (“Ahold Polska”) in February 1999. As of the end of fiscal

2002, Ahold Polska operated 160 supermarkets under the name “Albert,” ten compact hypermarkets and 14 hypermarkets under the name “Hypernova.” In August 2002, through our wholly-owned subsidiary Ahold Polska, we completed our acquisition of five Jumbo hypermarkets from JMR. The Jumbo hypermarkets are on the outskirts and in residential areas of Poznan, Lódz and Bydgoszcz and have been rebranded as Hypernova compact hypermarkets. The successful conversion of all stores into one supermarket format (Albert) and one compact hypermarket format (Hypernova) has improved Ahold Polska’s position and operational performance in the highly competitive Central European food retail market.

Ahold Czech Republic A.S. (“Ahold Czech Republic”) is a 99%-owned subsidiary that began food retail trade operations in the Czech Republic in 1991 under the name “Euronova.” As of the end of fiscal 2002, Ahold Czech Republic operated 212 food retail stores, with a particularly strong presence in Czech cities. It is one of the largest food retailers in the Czech Republic as measured by fiscal 2002 sales volume.

In fiscal 2001, we expanded our operations in Central Europe to Slovakia. Ahold Slovakia, k.s., a wholly-owned subsidiary, opened our first two stores in Slovakia in December 2001 and continued expansion during fiscal 2002 with the opening of ten additional stores. In 2003, two additional stores have been opened.

As of the end of fiscal 2002, we had 172 Albert supermarkets, 32 Hypernova compact hypermarkets and eight Hypernova hypermarkets operating in the Czech Republic. In Slovakia we operated two Hypernova hypermarkets and 10 Hypernova compact hypermarkets at the end of fiscal 2002.

During the fourth quarter of fiscal 2002, we began integrating our merchandising, back office and administrative operations in Poland, the Czech Republic and Slovakia. To further this objective, we expect to create a new legal entity called Ahold Central Europe, s.r.o (Ahold Central Europe), which is expected to be located in the Czech Republic.

Spain

Throughout late 1998 and 1999, we acquired a range of well known supermarket companies in Madrid and southern Spain. The acquisition of Eco Avila and Longinos Velasco in Madrid through our wholly-owned subsidiary Ahold Supermercados was followed by that of two family-owned businesses in the south of the country – Dialco in Seville, whose stores traded under the “Cobreros” brand name, and Dumaya in Malaga. Later in 1999, we acquired Castillo del Barrio, also in Malaga, and Guerrero in Granada. In October 1999, we acquired two smaller supermarket chains in Marbella on the Costa del Sol –Mercasol and Las Postas– increasing our store base in Spain to a total of 160 stores.

We continued to grow in Spain during fiscal 2000 through a rapid expansion program, which increased our store base to a total of 582 stores by the end of fiscal 2000. Our acquisition of Kampio, a prominent regional supermarket chain in Catalonia, enabled us to extend our Spanish base from Madrid into Catalonia. We also acquired Superdiplo at the end of fiscal 2000, which operates 341 supermarkets and hypermarket stores on the Canary Islands, in Andalusia and the greater Madrid region. In July 2001, Superdiplo acquired Cemetro, a chain of 24 supermarkets, also in the Canary Islands.

As of the end of fiscal 2002, we operated 628 stores in Spain under the “Supersol” supermarket banner (in mainland Spain and the Canary Islands) and the “Netto” convenience store banner (in the Canary Islands), the “Hipersol” hypermarket banner (in mainland Spain), the “Hiperdino” hypermarket banner (in the Canary Islands) and the “Cash Diplo” banner (in mainland Spain and the Canary Islands).

Retail Trade in Latin America

At year-end fiscal 2002, we had retail trade operations through our subsidiaries in Brazil, Argentina, Peru, Paraguay and Chile.

The following table sets out, for the periods indicated, net sales and store count, for the retail trade operations of our consolidated subsidiaries in Latin America. For additional information about our unconsolidated joint ventures and equity investees, please see “Unconsolidated Joint Ventures and Equity Investees” below in this Item 4.

	As of and for the Fiscal Year Ended
	2002		2001		2000
	Net Sales	Store Count	Net Sales (restated)	Store Count	Net Sales (restated)	Store Count
	(in EUR millions)		(in EUR millions)		(in EUR millions)
Brazil:
Bompreço (1)	1,028	119	1,274	110	810	106
G. Barbosa (2)	256	32	—	—	—	—
Argentina:
Disco (3)	511	237	—	—	—	—
Chile, Peru and Paraguay:
Santa Isabel (4)	348	119	—	—	—	—

Total Latin America	2,143	507	1,274	110	810	106

(1)	Consolidated beginning in the third quarter of fiscal 2000.
(2)	Consolidated beginning in the first quarter of fiscal 2002.
(3)	Consolidated beginning in the second quarter of fiscal 2002.
(4)	Consolidated beginning in the third quarter of fiscal 2002. Our Chilean operations were divested in July 2003, and our Paraguayan operations were divested in September 2003.

We began operating in Latin America in fiscal 1996, when we acquired Bompreço in Brazil. From fiscal 1996 to fiscal 2002, we expanded our operations in Latin America. In February 2003, we announced our intention to divest our operations in Chile, and in April 2003, we announced our intention to divest our other South American operations in Brazil, Argentina, Peru and Paraguay. Our progress on these divestments is discussed below.

Brazil

In December 1996, we entered the Latin American market through an agreement with Bompreçopar S.A. Under this agreement, we indirectly acquired 50% of the voting shares and 50.1% of the total capital of Bompreço. Bompreço is the leading food retailer in northeastern Brazil based on fiscal 2002 retail sales. In June 1997, Bompreço acquired SuperMar, a regional supermarket chain in northeastern Brazil, which was subsequently renamed Bompreço Bahia S.A. (“Bompreço Bahia”). All Bompreço Bahia stores operate under the “Bompreço” and “Hiper Bompreço” names. In July 2000, we acquired the remaining 50% of the voting shares and an additional 10.9% of the non-voting shares of Bompreço, and in October 2001, we acquired the remaining non-voting shares of Bompreço. In July 2001, we acquired five hypermarket stores from Carrefour. Four of those hypermarkets were converted into compact hypermarkets, while one was converted into a supermarket in 2001.

In January 2002, we acquired 32 hypermarkets and supermarkets, and related operational assets, from G. Barbosa. As of the end of fiscal 2002, through our subsidiary, G. Barbosa, we operated seven hypermarkets and 25 supermarkets in the northeastern Brazilian states of Sergipe and Bahia. The G. Barbosa stores continue to operate under their own name.

In September 2002, Bompreço acquired nine supermarkets, and related assets, from Lusitana. Lusitana operates in São Luis, the capital city of Maranhão.

As of the end of fiscal 2002, through Bompreço and G. Barbosa, we operated 97 supermarkets, 54 hypermarkets and other food retail stores. In April 2003, we announced our intention to divest our operations in South America, including our operations in Brazil.

Argentina, Chile, Peru and Paraguay

We continued to develop our Latin American operations through DAIH, originally established as a joint venture with VRH, in January 1998. At the time it was established, we held a 50% interest in DAIH (which was increased to 55.9% by the end of fiscal 2001 and further increased to 100% by August 2002, as discussed below). At that time, DAIH owned, directly or indirectly, 36.96% of the capital stock of Santa Isabel. In addition, in January 1998, DAIH owned 50.4% of the capital stock of Disco. Through a series of purchases made from 1998 to 2002, we directly and indirectly increased our ownership in Santa Isabel to 99.6% and in Disco to 99.97%. As a result of VRH’s default on certain indebtedness, we were required to purchase substantially all (44.1% of DAIH shares outstanding) of VRH’s shares in DAIH and to repurchase certain indebtedness. For additional information about our acquisition of the DAIH shares, please see Item 5 “Operating and Financial Review and Prospects—Factors Affecting Results of Operations in Fiscal 2002 and Fiscal 2001—Exceptional Loss On Related Party Default Guarantee” and Note 5 to our consolidated financial statements included in Item 18 of this annual report.

Disco

Disco has operations in Argentina and is the second largest supermarket company in Argentina based on fiscal 2002 retail sales. In 1999, Disco acquired the Americanos, Gonzalez and Pinocchio supermarket chains. In January 2000, Disco continued to expand, acquiring 100% of the outstanding shares of Ekono. As of the end of fiscal 2002, Disco operated 237 stores. Prior to fiscal 2001, Disco primarily operated supermarkets that targeted high-end customers in the cities of Buenos Aires and Cordoba and in the northwest provinces of Argentina. In Mendoza, in the west of Argentina, Disco operates a more popular store format under the name “Super VEA.” In light of the deteriorating economic condition in Argentina and in order to reach more customers, a compact hypermarket format was developed in 2001 under the name “Plaza Vea.” In 2002, due to the severe economic crisis in Argentina, Disco initiated a large restructuring initiative in order to reduce costs and to adapt to the new environment in the longer term. Subsequently, an effort was started to convert all Disco supermarkets in the northwest to lower-end supermarkets under the brandname “Super VEA.” Further initiatives were undertaken to develop a new low-end format under the name “Despensa Vea.”

Disco, which had been previously fully consolidated in our financial statements, was deconsolidated for the first quarter of fiscal 2002, fiscal 2001 and fiscal 2000. Thus, Disco’s net sales for the first quarter of fiscal 2002, fiscal 2001 and fiscal 2000, which were EUR 251 million, EUR 2.1 billion and EUR 2.2 billion, respectively, are not included in our net sales for the retail trade operations for our consolidated subsidiaries in Latin America in the table above. As of the end of fiscal 2002, Disco operated 237 stores. For additional information on the deconsolidation, please see “Unconsolidated Joint Ventures and Equity Investees” below in this Item 4.

Santa Isabel

Santa Isabel was the third largest supermarket company in Chile and the second largest in Peru based on fiscal 2002 retail sales, and also had operations in Paraguay. As of the end of fiscal 2002, Santa Isabel operated 119 stores, with 77 stores in Chile, 32 in Peru and ten in Paraguay. In Chile, Santa Isabel primarily operated supermarkets focused on high-end customers. One compact hypermarket was developed in fiscal 2001 and two more in fiscal 2002 in order to reach lower-end customers. In Peru, Ahold primarily operates Santa Isabel supermarkets and compact hypermarkets under the name “Plaza Vea” since fiscal 2001. In Paraguay, we operated supermarkets under the name “Stock.”

Santa Isabel, which had been previously fully consolidated in our financial statements, was deconsolidated for the first two quarters of fiscal 2002, fiscal 2001 and fiscal 2000. Thus, Santa Isabel’s net sales for the first two quarters of fiscal 2002, fiscal 2001 and fiscal 2000, which were EUR 365 million, EUR 771 million and EUR 764 million, respectively, are not included in our net sales for the retail trade operations for our consolidated subsidiaries in Latin America in the table above. As of the end of fiscal 2002, Santa Isabel operated 119 stores. For additional information on the deconsolidation, please see “Unconsolidated Joint Ventures and Equity Investees” below in this Item 4.

In April 2003, we announced our intention to divest our operations in South America, including our operations in Argentina, Chile, Peru and Paraguay.

In July 2003, we divested our operations in Chile by selling our interest in Santa Isabel for net proceeds of approximately USD 77 million, which includes the buyer’s assumption of external interest-bearing debt of USD 18 million and negative working capital of USD 56 million. In September 2003, we divested our operations in Paraguay by selling our 100% interest in Supermercados Stock S.A. to A.J. Vierci. We still own Santa Isabel’s operations in Peru, which we expect to sell. For additional information, please see “Divestments” above in this Item 4, Item 5 “Operating and Financial Review and Prospects—Strategic Outlook—Divestments” and Note 31 to our consolidated financial statements included in Item 18 of this annual report.

Retail Trade in Asia Pacific

As of the end of fiscal 2002, we had retail trade operations through our subsidiaries in Thailand, Malaysia and Indonesia.

The following table sets out, for the periods indicated, net sales and store count, for the retail trade operations of our consolidated subsidiaries in Asia Pacific.

	As of and for the Fiscal Year Ended
	2002		2001		2000
	Net Sales	Store Count	Net Sales	Store Count	Net Sales	Store Count
	(in EUR millions)		(in EUR millions)		(in EUR millions)
Malaysia (1)	85	40	88	39	88	39
Thailand	336	49	285	44	297	41
Indonesia (1)	37	24	27	21	17	17

Total Asia Pacific	458	113	400	104	402	97

(1)	Divested in September 2003.

In 1996, we formed a partnership in Malaysia, with companies of the Kuok Group, of which we held a 60% interest. The Malaysian partnership, Ahold Kuok Malaysia, acquired the Parkson and Looking Good store chains in 1998. In December 2000, we became 100% owner of our Malaysian operations, which operated 40 stores as of the end of fiscal 2002.

Early in 1997, we entered into a partnership in Thailand with the Central Robinson Group, CRC Ahold Co. Ltd. (“CRC Ahold Thailand”), of which we owned 49%. In 1998, we acquired 100% ownership of the partnership, subject to repurchase options of up to 50% of the outstanding shares granted to the Central Robinson Group. As of the end of fiscal 2002, CRC Ahold Thailand operated 49 stores in Thailand.

In July 1997, we entered into a technical assistance agreement with the PSP Group in Indonesia in connection with the potential development of a supermarket chain in that country. We acquired 70% of the PSP Group at that time and acquired the remaining shares in September 2002. As of the end of fiscal 2002, the PSP Group operated 24 stores in Indonesia.

As of the end of fiscal 2002, we operated 113 retail stores in Asia Pacific. In 2002, we also began a small operation in Thailand delivering dry groceries to third-party retailers, primarily gas stations and convenience stores. In April 2003, we announced that we had reached an agreement for the sale of our Indonesian operations to Hero, which was completed in September 2003. In May 2003, we announced that we had reached an agreement for the sale of our Malaysian operations to Dairy Farm Giant Retail Sdn Bhd, a subsidiary of Dairy Farm International Holdings Limited, and the transfer of assets was completed in September 2003. For additional information, please see “Divestments” above in this Item 4, Item 5 “Operating and Financial Review and Prospects—Strategic Outlook—Divestments” and Note 31 to our consolidated financial statements included in Item 18 of this annual report.

Food Service

Our food service operations provide us with another channel to serve consumers. Food service operators supply food and related products to restaurants, food service establishments, hospitals, universities and other institutional food providers. Our primary food service operations in the United States and two European countries—The Netherlands and Belgium—serve to the needs of thousands of accounts. Through them, we reach consumers who eat meals prepared away from home. We distribute food and offer services and expertise to restaurants and hotels, health care institutions, government facilities, universities, sports stadiums and caterers. Compared to the retail food market, which has a number of large operators, the USD 160 billion food service market in the United States is large, widespread and fragmented with over 3,000 full-service distributors and over 10,000 specialty distributors operating nationwide.

The following table sets out, for the periods indicated, net sales for our food service operations (excluding intersegment sales):

	Net Sales As of and for the Fiscal Year Ended
	2002	2001	2000
		(restated)	(restated)
	(in EUR millions)
United States	18,508	13,556	6,649
Europe	872	882	761

Total Food Service	19,380	14,438	7,410

The United States

Through a series of acquisitions that began in April 2000 in the United States, we have established ourselves as the second largest food service distributor in that country based on net sales in fiscal 2002. Our food service business in the United States, which is comprised of the operations of USF and its subsidiaries, supplies food and related products to restaurants and other institutional and food service establishments, including hotels, health care institutions, government facilities, universities, sports stadiums and caterers. USF currently has a customer base of over 300,000 independent and chain businesses throughout the United States. It also provides marketing expertise and business support to its clients. USF’s operations cover a geographic area in which 95% of the U.S. population resides. Its customers include independent “street” and multi-unit

“chain” businesses. “Street” businesses include small, independent, operator-owned restaurants. “Chain” businesses include multi-unit restaurant, healthcare and catering companies. No single customer accounts for more than 5% of net sales. In addition to our food service distribution businesses, USF processes and distributes custom-cut meat products through Stock Yards Meat Packing Company and markets and distributes restaurant equipment and supplies through Next Day Gourmet, L.P. (“Next Day Gourmet”).

We entered the U.S. food service market in April 2000 when we acquired USF, currently the second largest food service distributor in the United States based on its sales in fiscal 2002. USF currently has a customer base of over 300,000 independent and chain businesses throughout the United States.

USF stocks and markets thousands of national, private label and signature brand items, such as canned and dry food products, fresh meats, poultry, seafood, frozen foods, fresh produce, dairy and other refrigerated foods, paper products, and cleaning and other supplies. USF also markets and transports such products to establishments that prepare and serve meals to be eaten away from home.

USF operates from 89 active food distribution facilities, ten stand alone custom-cut meat shops, and six Next Day Gourmet distribution facilities. USF maintains three principal office facilities in Greenville, South Carolina, Phoenix, Arizona, and Columbia, Maryland, which is where its corporate headquarters are located.

Since our acquisition of USF, we have expanded our U.S. food service operations through a series of acquisitions, as set out below:

•	In fiscal 2000, USF acquired PYA/Monarch, a broadline food service distributor in the southeastern United States which served almost 40,000 customers, and GFG Foodservice, a broadline food service distributor in North Dakota, South Dakota and Minnesota with over 4,300 customers.

•	In February 2001, USF acquired Parkway, a broadline food service distributor in western Florida. Parkway serviced over 1,000 customers.

•	In May 2001, USF acquired Mutual, a broadline food service distributor in Florida. Mutual serviced over 4,200 customers.

•	In November 2001, USF acquired Alliant. Alliant serviced approximately 125,000 accounts across the United States.

•	In September 2002, USF acquired certain assets of Lady Baltimore, a broadline food service distributor in Kansas, Missouri, Nebraska, Arkansas, Oklahoma, Illinois and Iowa. Lady Baltimore serviced approximately 2,836 customers.

•	In December 2002, USF acquired Allen Foods, a broadline food service distributor in Kansas, Missouri and southern Illinois. Allen Foods serviced over 5,400 customers.

Europe

Based on net sales, we are the leading food service distributor in The Netherlands through our subsidiary, Deli XL. Based in Charleroi, Deli XL is also a prominent food service provider in Belgium. In 1985, we acquired a Dutch food service company which had been operating since 1949. We renamed it the Ahold Institutional Food Service Company (Grootverbruik Ahold B.V.) (“GVA”). In the summer of 1999, we acquired Gastronoom, another prominent food service operator, and Gastronoom and GVA continued as major vendors to the Dutch healthcare and hospitality sectors (such as hotels and restaurants). In January 2000, the two companies introduced a new name for their joint activities, Deli XL. In October 2000, Deli XL acquired the Belgian food service distributor MEA from Compass Group plc. From January 1, 2001, MEA began operating under the name “Deli XL.” Deli XL provides a wide range of some 60,000 food and non-food products to approximately 30,000 hospitals, schools and other hospitality enterprises.

Other Activities

Real Estate

As of the end of fiscal 2002, we operated two real estate companies in the United States under the names Ahold Real Estate Company (“ARC”) and Ahold Real Properties (“ARP”), and one real estate holding company in The Netherlands under the name Ahold Real Estate Europe B.V. (“ARE”). Our real estate companies are engaged in the acquisition, development and management of store locations in the United States, The Netherlands, Spain, the Czech Republic, Slovakia and Poland as discussed in “Property Information—Real Estate” below in this Item 4.

Production

In The Netherlands, we operate a food production company under the name “Ahold Coffee Company” (prior to fiscal 2002, “Marvelo”). We are principally engaged in producing a portion of Albert Heijn’s private label coffee products and selling such products to third parties. Prior to fiscal 2001, we also produced and sold wine, tea, nuts, peanut butter and chocolate spreads. In fiscal 2001, we sold these product lines to third parties, retaining our coffee production activities.

Financial Center

In April 2002, we moved one of our main financial centers from Zaandam to Geneva, Switzerland. This center, Ahold Finance Group (Suisse), focuses on third-party and intercompany financing and European cash management and plans to coordinate payments to European vendors through a centralized payment system. Ahold Finance Group (Suisse) includes our Treasury & Corporate Finance department. We have taken this step in response to the uncertain future of the taxation of intra-group financing activities within the European Union, of which Switzerland is not a member. We also have financial centers in Chantilly, Virginia and Brussels, Belgium.

Unconsolidated Joint Ventures and Equity Investees

The following table sets out, for the periods indicated, the net sales and store counts of our joint ventures in Europe and Latin America, which were not consolidated for all or part of fiscal 2000, fiscal 2001 and fiscal 2002. In addition, we have a number of equity investees, the primary being Luis Paez S.A. (“Luis Paez”). For additional information regarding the decision to deconsolidate certain of these entities, please see Item 5 “Operating and Financial Review and Prospects” and Note 3 to our consolidated financial statements included in Item 18 of this annual report.

	As of and for the Fiscal Year-Ended
	2002		2001		2000
	Net Sales	Store count	Net Sales (restated)	Store count	Net Sales (restated)	Store count
	(in EUR millions)		(in EUR millions)		(in EUR millions)
ICA (1)	7,742	2,937	7,010	2,991	4,841	3,148
JMR	1,540	198	1,562	198	1,467	198
DAIH (2)	616	—	2,914	354	2,938	331
Bompreço (2)	—	—	—	—	705	—
CARHCO (3)	1,595	289	712	144	629	130

Total Unconsolidated Joint Ventures	11,493	3,424	12,198	3,687	10,580	3,807

(1)	Some of the stores serviced by ICA are retailer-owned.
(2)	Includes DAIH and Bompreço for periods for which they are not consolidated in our financial statements.
(3)	The results in fiscal 2002 and fiscal 2001 reflect the results of Paiz Ahold. In January 2002, Paiz Ahold entered into a new joint venture with CSU, forming CARHCO.

ICA Group

In April 2000, we acquired a 50% partnership interest in ICA, which in turn owns the ICA Group. The ICA Group is an integrated food retail and wholesale group, servicing 2,937 retailer-owned and company-owned neighborhood stores, supermarkets, superstores, hypermarkets and discount stores in Sweden, Norway and the Baltic states as of the end of fiscal 2002. ICA also provides limited financial services in Sweden.

The ICA Group has been a market leader in Sweden since 1966 based on retail sales. In Sweden, the ICA Group, through its wholly-owned subsidiary, ICA Handlarnas AB (“ICA Handlarnas”), operates as a wholesaler, servicing 1,764 associated stores under either the “ICA,” “MAXI” or “RIMI” brand as of the end of fiscal 2002, all of which were operated by individual retailers. The relationship between retailers and ICA Handlarnas is governed by various types of agreements, pursuant to which the retailer pays ICA Handlarnas a specific fee. In exchange, ICA Handlarnas provides the retailers with various services, including, among others, marketing, format development and supply of goods. In addition, in some cases, the ICA Group owns or has rights to the store locations, which it leases to the retailer.

As of the end of fiscal 2002, the ICA Group store portfolio in Sweden consisted of 1,033 ICA Nära neighborhood stores, 123 ICA Kvantum large supermarket stores, 439 ICA Supermarked stores, 33 MAXI ICA Stormarknad hypermarkets and 136 RIMI discount stores. At the end of fiscal 2002, the decision was made to terminate the RIMI brand and format positions and convert existing RIMI stores into ICA brand supermarket or discount stores (NETTO).

In Sweden, the ICA Group also engages in food service activities for the restaurant and convenience store sectors under the name “ICA Menyföretagen.”

In Norway, ICA’s wholly-owned subsidiary, ICA Norge AS (“ICA Norge”), supported 1,079 stores under either the ICA, MAXI or RIMI name at the end of fiscal 2002, which comprised 353 company-owned stores, 438 retailer-owned stores with franchise agreements and 288 retailer-owned associated stores with cooperation agreements.

Retailers operate the 438 franchise stores in Norway under franchise agreements pursuant to which ICA Norge provides various services, including, among others, marketing, format development and supply of goods. ICA Norge owns or leases a substantial number of franchise store premises. Retailers operate the 288 associated stores under cooperation agreements pursuant to which ICA Norge assists with administration, purchasing organization, distribution and operating and support systems, and where ICA Norge provides products to the associated stores at purchase price with a mark-up based on purchase price.

In Norway, ICA Norge supports the RIMI discount format, which is the largest food format in the country and the third largest retailer in terms of retail market share.

In August 2001, ICA entered into a 50/50 joint venture with Dansk Supermarked to develop and operate discount stores and hypermarkets in Sweden and Norway. Dansk Supermarked is the operator of several store formats in Denmark, Germany, Poland and the United Kingdom. The joint venture is currently operating approximately 25 discount stores in the southwest of Sweden, with the intention to expand into the Stockholm area.

ICA has a non-consolidated 50/50 joint venture with Statoil called Statoil Detaljhandel Scandinavia AB (“Statoil Retail”). As of the end of fiscal 2002, Statoil Retail operated and serviced approximately 1,300 Statoil gas stations and convenience stores in Denmark, Norway and Sweden.

In February 2002, ICA, together with our Dutch health and beauty care store chain Etos, opened two pilot stores selling health and beauty care products in Stockholm. Another four pilot stores opened in the first half of 2003. ICA and Etos plan to open additional stores and in the future may establish a chain of health and beauty stores in Sweden.

In the spring of 2003, all of the RIMI stores in Sweden were re-branded as ICA stores.

In March 2001, the ICA Group acquired an additional 0.1% of ICA Denmark A/S (“ICA Denmark”), bringing the ICA Group’s total ownership in ICA Denmark to 50.1%. As of the end of fiscal 2002, ICA Denmark owned 12 supermarkets.

In addition, the ICA Group owns 76 stores in the Baltic states of Latvia and Estonia, along with Ekovalda, a supermarket company in Lithuania operating 35 supermarkets.

In September 2003, ICA announced that it was adopting a clearer market stance by introducing a cohesive name structure. In July 2003, ICA changed its name from ICA Ahold AB to ICA AB. Subsequently, the Norwegian company Hakon Gruppen changed its name to ICA Norge. The Swedish company, ICA Handlarnas will change its name to ICA Sverige AB.

In 2002, ICA established ICA Banken A.B., a limited financial service provider, which was operational in 2002.

JMR

In 1992, we became a 49% partner with Jerónimo Martins SGPS, S.A. in JMR in Portugal. JMR owns both Pingo Doce, a major supermarket chain, and the Feira Nova hypermarkets chain.

As of the end of fiscal 2002, Pingo Doce operated 175 supermarkets and Feira Nova operated 23 hypermarkets in urban locations in Portugal. The supermarket chain Pingo Doce is more active in the urban area, where the hypermarket operation is more active in the rural areas of Portugal.

In mid-fiscal 2002, JMR started the process of strategically repositioning Pingo Doce to make the brand more price aggressive to compete in a more effective way with the increasing number of discounters. Pingo Doce is now a fully centralized organization. The traditional, decentralized hypermarket organization of Feira Nova is now also in the process of transitioning into a centralized organization. These transitions will allow JMR to operate in the most cost effective way.

CARHCO

In December 1999, we established Paiz Ahold, a 50/50 partnership with a company controlled by the Paiz family. Paiz Ahold controlled an 80.5% stake in La Fragua S.A. (“La Fragua”), a supermarket and hypermarket company in Guatemala, with a presence in El Salvador and Honduras.

In November 2001, Paiz Ahold entered into an agreement to establish CARHCO, a joint venture with CSU International, a supermarket and hypermarket operator in Costa Rica, Nicaragua and Honduras. CARHCO was established in January 2002. Paiz Ahold holds a 66 2/3% stake and CSU International holds a 33 1/3% stake in CARHCO. The joint venture, which brings together the retail activities of Paiz Ahold and CSU International in Central America, operated 289 food stores in five countries as of the end of fiscal 2002 and had fiscal 2002 sales of approximately EUR 1.6 billion. CARHCO now holds the stake in La Fragua that was formerly held by Paiz Ahold (which stake had increased to 85% as of September 2003).

As of the end of fiscal 2002, La Fragua operated 116 stores in Guatemala, 27 stores in El Salvador and 12 in Honduras, comprised of discount stores, supermarkets and hypermarkets. CSU, also a CARHCO subsidiary, operated 100 stores in Costa Rica, 20 stores in Nicaragua and 14 stores in Honduras, comprised primarily of supermarkets and discount stores, as of the end of fiscal 2002.

Luis Paez

In 1979, we became a 50% partner in Luis Paez, a winery based in Jerez de la Frontera, Spain. The main focus of the business of this company is the production and distribution of beverages (alcoholic and non-alcoholic) under several brand names. In August 1995, Luis Paez obtained full ownership of Williams & Humbert, a prominent sherry retailer.

Competition

For fiscal 2002, based on retail sales, we were the market leader among food retailers in The Netherlands and among the top five food retailers in the United States. In addition, based on net sales we are the leading food service distributor in The Netherlands through our subsidiary, Deli XL. Our share of the food service market in the United States, where we generated net sales of approximately USD 17.5 billion in fiscal 2002, was approximately 11% of the total market and makes us the second largest food service provider in the United States.

Food retail trade operations and food servicing operations are intensely competitive and are generally characterized by low profit margins, with earnings primarily dependent upon rapid inventory turnover, effective cost controls and the ability to achieve high sales volume. For our retail trade operations, we compete for sales and store locations with a number of national and regional chains in the United States and Europe, as well as with many local independent and cooperative stores and markets. We also face substantial competition from grocery retailers, discount retailers, such as Wal-Mart, as well as other competitors such as supercenters, club or warehouse stores, convenience stores, drug stores, and, with respect to ready-to-eat sales, restaurants. For our food service operations, we compete with numerous local and regional distributors. We also compete with a few companies on a national basis, such as Sysco in the United States.

Our continued success is dependent upon our ability to compete in these industries and to continue to reduce operating expenses.

Sources of Supplies

We purchase from tens of thousands of independent sources, none of which individually account for more than 5% of our total purchases. These sources of supply consist generally of large corporations selling brand name and private label merchandise, independent private label processors and perishable goods vendors. Products are purchased at multiple levels within our organization, including at local operating companies, regional purchasing organizations and globally. Over the last few years, purchasing has become more centralized at the regional level, with individual sourcing organizations supporting our retail businesses in the U.S. and European operations. Global sourcing activities are increasing and are expected to play a significant role in the future. We continually develop relationships with vendors, including by providing them with the necessary updated data in order for them to better meet our supply needs.

Property Information

As of the end of fiscal 2002, we operated 5,127 retail stores (excluding franchise stores and associated stores) and 157 support facilities (warehouse/distribution centers, offices and food processing facilities) through our consolidated subsidiaries. Of these locations, 15% were owned by us, 14% were held under capitalized leases and 71% were held under operating leases. Generally, a capitalized lease is a lease which is deemed to transfer substantially all of the risks and rewards of ownership (and is therefore classified as a purchase) because its term is for most of the property’s useful life, or because the lease contains an option to buy the related property at less than fair market value. An operating lease is a lease which is for only a small portion of the useful life of the property, and is commonly used to obtain the use of equipment or property on a short-term basis.

The following table summarizes our property locations as of the end of fiscal 2002, by industry and geographic segment, for our consolidated subsidiaries:

	Retail Stores	Sales Area (sq. ft.) (1)	Support Facilities	Total	Owned	Capital lease	Operating Lease
Retail Trade (2)
United States (3)	1,615	44,187	33	1,648	12%	35%	53%
Europe (4)	2,892	22,774	69	2,961	12%	0.5%	87.5%
Latin America (5)	507	5,075	44	551	40%	16%	44%
Asia Pacific (6)	113	2,096	11	124	9%	25%	66%

Total	5,127	74,132	157	5,284	15%	14%	71%

Food Service
United States	—	—	137	137	50%	1%	49%
Europe	—	—	21	21	57%	0%	43%
Asia Pacific	—	—	1	1	0%	0%	100%

Total	—	—	159	159	51%	1%	48%

Other Activities
Europe	—	—	1	1	0%	0%	100%

(1)	We have presented certain sales area data in the tables in this annual report in terms of square feet. Square feet may be converted to square meters, “m2”, by multiplying the number of square feet by 0.093 and square meters may be converted to square feet by multiplying the number of square meters by 10.75.
(2)	The figures in this table exclude franchise stores and associated stores.
(3)	Giant-Landover also operates four free-standing drugstores.
(4)	Includes 65 stores operated by De Tuinen, which were divested in July 2003; and 42 stores operated by Jamin, which was divested in June 2003.
(5)	Includes our Chilean operations in Santa Isabel, which was divested in July 2003, and our operations in Paraguay, which were divested in September 2003.
(6)	In September 2003, we divested our operations in Indonesia, which included 24 stores, and our operations in Malaysia, which included 40 stores.

As of the end of fiscal 2002, our unconsolidated joint ventures and equity investees operated or serviced 1,976 retail stores excluding franchises and 157 support facilities (warehouse/distribution centers, offices and food processing facilities). Of these locations, 32% were owned by them, and 68% were held under operating leases.

The following table summarizes the property locations (excluding franchise stores and associated stores) as of the end of fiscal 2002, by industry and geographic segment for our unconsolidated joint ventures:

	Retail Stores	Sales Area (sq. ft.)	Support Facilities	Total	Owned	Capital Lease	Operating Lease
Retail Trade
Europe	1,687	25,928	123	1,810	34%	0%	66%
Latin America	289	2,601	34	323	19%	0%	81%

Total	1,976	28,529	157	2,133	32%	0%	68%

Retail Trade

In the United States, our subsidiaries operated 1,615 retail stores, 18 distribution centers, 13 office locations and two production facilities as of the end of fiscal 2002. In February 2001, certain of our U.S. subsidiaries sold 34 retail stores and 12 non-retail properties to unaffiliated purchasers. The purchasers then leased the properties to Ahold USA. For a further discussion of these leveraged lease transactions, please see Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations” and Note 3 to our consolidated financial statements included in Item 18 of this annual report.

All of our retail trade operations in the United States are in the eastern part of the country. The terms of leases in the United States typically range from 10 to 25 years and contain renewal options. In addition, as of the end of fiscal 2002, our retail subsidiaries leased or owned 307 other sites, of which 119 are owned and 188 are leased. These sites are generally former supermarket locations or sites held for future development. Of these additional sites that are not currently being used by us, 42% have been subleased to third parties.

In The Netherlands, we operated a total of 1,416 stores and support facilities, not including franchise stores and associated stores, as of the end of fiscal 2002, mainly under the names of Albert Heijn, Gall & Gall, Etos, Jamin and A&P. The stores in The Netherlands are generally rented under contracts that provide for non-cancelable, five- to ten-year terms with renewal options, and with rents which may be adjusted annually based on predetermined indices. Our retail companies in The Netherlands also owned or leased, as of the end of fiscal 2002, 18 other sites, which are not currently being used for our own operations, of which one has been subleased to a third party.

As of the end of fiscal 2002, we also operated 645 stores and support facilities in Spain, 191 in Poland and 222 in the Czech Republic. Lease terms on these properties generally range from five to ten years, with renewal options. Additionally, as of the end of fiscal 2002, 193 other locations were controlled by our subsidiaries in these countries, which are not currently being used for our own operations, of which 67% have been subleased to third parties.

In Latin America, we operated 507 retail stores, 21 distribution centers, 16 office locations and seven production locations as of the end of fiscal 2002. Leased locations generally operate under lease terms of four to ten years with renewal options. As of the end of fiscal 2002, our retail trade companies in Latin America also controlled 20 other stores, 19 of which we owned, and one warehouse that are not currently in use, of which five have been subleased to third parties.

As of the end of fiscal 2002, our Asia Pacific retail trade operations included 113 retail stores, seven distribution centers and four office locations. Leased facilities operate under lease terms of five to ten years.

Food Service

In the United States, we operated 95 distribution centers, ten custom-cut meat production facilities and three principal office locations, as of the end of fiscal 2002. Additionally, these subsidiaries controlled, as of the end of fiscal 2002, ten other distribution facilities, which are currently not in use and are held for sale or sublet.

In Europe, as of the end of fiscal 2002, we operated 19 distribution centers in The Netherlands and Belgium, one of which is partially used for office space, and one office location for Deli XL. Additionally, Deli XL controls two warehouses that are currently not being used.

Other Activities

Property used in other activities consist of one production facility operated by our food processing company in The Netherlands under the name “Ahold Coffee Company” and three corporate offices located in The Netherlands and Belgium. We currently lease all of these facilities.

Real Estate

As of the end of fiscal 2002, we operated two real estate companies in the United States, ARC and ARP, and one in The Netherlands, ARE. These companies acquire, develop, and manage retail sites in support of our retail trade operations. In doing so, the real estate companies may own or lease individual store sites, shopping centers or buildings. Locations controlled by these real estate companies and rented to our consolidated subsidiaries are included in the table above that lists stores, sales area, support facilities and related capital and operating leases under the segment using the property and are included as owned or leased based on the interest of ARC, ARP or ARE.

In addition to the locations rented to our companies, the real estate companies may own or lease locations which are adjacent to our store sites, locations held for future development or rented to third parties.

As of the end of fiscal 2002, ARC and ARP controlled a total of 64 properties, almost all of which are rented to our subsidiaries. As of the end of fiscal 2002, ARE controlled 2,184 properties of which 58% are rented to our subsidiaries.

Expansion Plans

For a discussion of our plans to construct, expand and improve facilities, please see Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Environmental Matters

Our operations are governed by federal, state and local environmental laws and regulations in the United States and the other countries in which we have operations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. We believe that we possess all of the permits required for the conduct of our operations and that our current operations are in material compliance with all applicable environmental laws and regulations.

Under U.S. laws and regulations, liability for the remediation of facilities contaminated by hazardous substances or petroleum products may generally be imposed on all persons who owned or operated the facility at the time the hazardous substances or petroleum products were released into the environment, as well as the present owner and operator of the facility. Certain of our stores and distribution facilities own and operate underground storage tanks to store gasoline and related petroleum products as part of their operations.

Cleanup of gasoline or petroleum releases to soil or groundwater is taking place at certain of our facilities. At other facilities, studies have shown that soil and groundwater have been impacted by gasoline or petroleum constituents. The relevant regulatory agencies have, however, not required remediation at those sites. In addition, certain of our facilities are located on premises that were formerly or are currently gasoline stations or other industrial sites at which contamination from prior operations may be located, but there have been no environmental investigations to determine the condition of those sites. We believe that some of the clean-up costs associated with the facilities described in this paragraph will be allocated to prior owners or operators of those facilities or the current owners of the properties upon which the facilities are located, by operation of applicable law, the terms of indemnification agreements with the previous operators of the facilities or the terms of our leases with the property owners. We do not believe that any clean-up costs associated with those facilities that are allocated to us will materially impact our financial condition. Please see Item 3 “Key Information—Risk Factors—Risks Related to Our Industry and Operations—Our business is subject to environmental liability risks and regulations.”

Government Regulation

U.S. Regulations

As a marketer and distributor of food products, we are subject to the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the U.S. Food and Drug Administration (the “FDA”). The FDA regulates manufacturing and holding requirements for foods through its current good manufacturing practice regulations, specifies the standards of identity for certain foods and prescribes the format and content of certain information required to appear on food product labels. For certain product lines, we are also subject to the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Perishable Agricultural Commodities Act (“PACA”) and

regulations promulgated thereunder by the U.S. Department of Agriculture (the “USDA”). The USDA imposes standards for product quality and sanitation, including the inspection and labeling of meat and poultry products and the grading and commercial acceptance of produce shipments from our vendors. We and our products are also subject to state and local regulation through such measures as the licensing of our facilities, enforcement by state and local health agencies of state and local standards for our products and facilities and regulation of our trade practices in connection with the sale of our products. Our facilities are generally inspected at least annually by federal and/or state authorities. These facilities are also subject to inspections and regulations issued pursuant to the Occupational Safety and Health Act by the U.S. Department of Labor (“OSHA”), which require us to comply with certain manufacturing, health and safety standards to protect our employees from accidents and to establish hazard communication programs to transmit information about the hazards of certain chemicals present in certain products we distribute.

We are also subject to regulation by numerous federal, state and local regulatory agencies, including but not limited to the U.S. Department of Labor, which sets employment practice standards for workers, and the U.S. Department of Transportation, which regulates transportation of perishable and hazardous materials and waste, and similar state and local agencies.

Because we issue publicly traded securities in the United States, we are also subject to the rules and regulations promulgated by the SEC, including the rules promulgated by the SEC under the U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Some requirements of the Sarbanes-Oxley Act affecting us became effective immediately, while others became effective or will become effective in 2003 through 2005. In addition, as a reporting company under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), we are subject to the U.S. Foreign Corrupt Practices Act’s provisions relating to the maintenance of books and records and its anti-bribery provisions with respect to our conduct around the world.

Dutch Regulations

As in other jurisdictions, in The Netherlands, we are subject to various legislative provisions relating to our products, facilities, health and safety of our employees, anti-trust matters, privacy matters, our relationship with franchisees, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and vendors, among others.

We are subject to Dutch zoning regulations, which restrict retailers from opening large retail outlets just outside of towns or in rural areas in order to protect retailers in town centers, thereby preserving the traditional retail structure in these towns. Similar regulations to those that apply in The Netherlands apply in certain other European countries in which we have operations.

As an employer in The Netherlands, we are subject to various labor laws that set employment practice standards for workers, including occupational health and safety standards.

The legislative provisions relating to privacy matters impose certain obligations on us and restricts us in the use of personal data (for example, in the use of customer data for, and obtained in the context of, customer loyalty programs or in direct marketing activities).

Regulation in Other Jurisdictions

We operate our business in many other countries in the world, and, accordingly, are subject to a wide variety of national and supranational laws and regulations governing standards for our products and facilities, health and safety of our employees, currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and vendors, among others. Within the EU, our business is also subject to and restricted by EU regulation, both in the form of directives and regulations. To the extent these rules have “direct effect,” they must be applied by the authorities of the member states, even if they have not yet been implemented in national law. EU regulations set minimum standards that must be applied by all EU member states. In many cases, the authorities of the member states are free to set higher standards to the extent these apply equally to all products and producers from all EU member states.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This item provides a discussion of matters we consider important for an understanding of our financial condition and results of operations as of and for the three fiscal years ended December 29, 2002. This discussion consists of the following subsections:

•	“Restatements, Adjustments and Remedial Actions,” which contains information regarding certain of the matters we announced on February 24, 2003, and subsequent developments, an analysis of the resulting restatements of our consolidated financial statements for fiscal 2001 and fiscal 2000, certain correcting adjustments for fiscal 2002 reflected in our fiscal 2002 financial statements and restated net sales and net income (loss) data for the first three quarters of fiscal 2002;

•	“Critical Accounting Policies,” which provides an overview of accounting policies we consider critical because of their effect on the reported amounts of assets and liabilities and the reported amounts of income and expenses in our consolidated financial statements and because they require difficult, subjective or complex judgments by our management;

•	“Future Accounting Changes,” which contains a discussion of future accounting changes that will be applicable to us;

•	“Strategic Outlook” and “Outlook for Fiscal 2003,” which include a summary of our recently announced new strategic framework and the outlook of our new management team, respectively;

•	“Results of Operations,” which sets forth an analysis of the results of our operations for the last three fiscal years, including trends in our overall business and in our operating segments; and

•	“Liquidity and Capital Resources,” which contains a discussion of our cash flows and liquidity, our financing activities, our debt ratings, the 2003 Credit Facility, our receivables securitization programs, our value added service providers (“VASPs”), our contractual obligations, our off-balance sheet arrangements and related issues.

The restatements of the fiscal 2001 and fiscal 2000 consolidated financial statements, certain correcting adjustments reflected in the fiscal 2002 consolidated financial statements, the findings that resulted in such restatements and adjustments and other related events have significantly affected the various discussions and analyses contained herein. As a result, such discussions and analyses differ substantially from those contained in our annual reports on Form 20-F for fiscal 2001 and fiscal 2000 as filed with the SEC on April 9, 2002 and April 9, 2001, respectively.

This item should be read in conjunction with our consolidated financial statements and the notes thereto included in Item 18 of this annual report. Our consolidated financial statements are prepared in accordance with Dutch GAAP, which differs in certain respects from US GAAP. For additional information on the differences between Dutch GAAP and US GAAP relevant to us, please see Note 32 to our consolidated financial statements included in Item 18 of this annual report. A reconciliation of our net income (loss) and shareholders’ equity under US GAAP is also presented in Note 32.

Restatements, Adjustments and Remedial Actions

Background of the Restatements and Adjustments

Overview

On February 24, 2003, we announced that our net earnings and earnings per share for fiscal 2002 would be significantly lower than previously indicated and that we would be restating our financial statements for fiscal 2001 and fiscal 2000. We indicated that these restatements were primarily related to overstatements of vendor allowance income at USF and the deconsolidation of five current or former joint ventures (ICA, Bompreço, DAIH, JMR and Paiz Ahold). We also announced forensic investigations into accounting irregularities at USF and into the legality and accounting treatment of certain questionable transactions uncovered at Disco.

In addition to the USF and Disco investigations, we commenced investigations into the facts and circumstances surrounding certain letters that were the basis for the historical consolidation of four of the Ahold joint ventures referred to above, and certain previously undisclosed related side letters that nullified the effect of these letters and resulted in the decision to deconsolidate those joint ventures. By letter dated February 24, 2003, D&T indicated that its opinion on our audited financial statements for the fiscal years ended December 30, 2001, and December 31, 2000 should no longer be relied upon. D&T suspended its audit of our fiscal 2002 financial statements until the completion of necessary investigations. On March 24, 2003, the Audit Committee of Ahold’s Supervisory Board ordered the commencement of a series of additional investigations at 17 Ahold operating companies and real estate companies and at the Ahold parent company to assess whether accounting irregularities, errors and/or issues existed, the integrity of management, and the adequacy of internal controls.

The USF investigation identified accounting fraud relating to fictitious and overstated vendor allowance receivables and improper or premature recognition of vendor allowances and an understatement of cost of goods sold. The investigation found that certain senior officers of USF and other employees were involved in the fraud. It was also found that inappropriate vendor allowance accounting had existed at the date of the acquisition of USF. The investigation also identified or confirmed numerous material weaknesses in internal controls.

The Disco investigation found a series of suspicious transactions, some of which involved the use of fictitious invoices to conceal or mischaracterize payments, or payments that were otherwise improperly documented. In addition, in some instances these payments were improperly capitalized rather than expensed. Significant internal control weaknesses were also found.

The investigation into the joint venture letters found that there had been concealment of side letters from Ahold’s Supervisory Board, Audit Committee and D&T and that the consolidation of these joint ventures into Ahold’s financial statements had been in error.

The additional internal investigations found accounting irregularities at Tops, consisting of intentional improper recognition of vendor allowances and pervasive earnings management, and at Giant-Carlisle, consisting of pervasive earnings management, although involving relatively small amounts. The investigations also concluded that certain accounting irregularities had occurred at the Ahold parent company. In addition, these investigations found varying degrees of earnings management and/or other accounting errors or issues at the Ahold parent company and at the other operating and real estate companies reviewed. Further, the investigations found weaknesses in internal controls at most of the subsidiaries reviewed.

As a consequence of the events announced on February 24, 2003, Ahold’s then Chief Executive Officer and Chief Financial Officer resigned effective March 10, 2003. Numerous other personnel changes have also been made, including changes at USF, Disco, Tops and the Ahold parent company.

Ahold management and the Audit Committee have reviewed all of the accounting issues identified in the internal investigations, which included 470 separately identified items. As a result of these investigations, Ahold determined that it was necessary to make adjustments to its financial statements.

The restated fiscal 2001 and fiscal 2000 consolidated financial statements reflect adjustments that correct accounting irregularities and other accounting errors previously made in the application of Dutch GAAP and US GAAP. These adjustments relate to: (1) the deconsolidation of the joint venture companies not controlled by Ahold; (2) improper or premature recognition of vendor allowances; (3) misapplication of accounting principles and misuse of facts relating to acquisition accounting; (4) improper accounting for certain reserves, allowances and provisions; (5) improper accounting for certain real estate transactions; and (6) certain other accounting issues and items arising as a result of the misapplication of or errors in the application of Dutch GAAP and US GAAP.

In addition to the adjustments referred to above, Ahold adjusted its comparative financial position as of fiscal year-end 2001 and results for fiscal 2001 and fiscal 2000 for certain reclassifications and changes in its accounting principles with respect to pensions, revaluations of properties and restructuring provisions. For additional information on these adjustments, please see Note 2 to our consolidated financial statements included in Item 18 of this annual report.

Ahold is taking steps to address the significant internal control weaknesses raised or confirmed in the internal investigations. A special task force reporting to the Audit Committee has been formed, consisting of members of Ahold management and outside advisors, to address these internal control weaknesses.

Each of the matters announced on February 24, 2003, and related developments, are discussed in further detail below.

Joint Ventures

In October 2002, the Corporate Executive Board informed the Chairman of the Audit Committee that a letter relating to the consolidation in our financial statements of our 50% owned Scandinavian joint venture ICA had not been provided to Ahold’s independent auditors, D&T. The letter (the “ICA Side Letter”), which had been signed by Ahold and the other two joint venture partners shortly after the April 2000 formation of the joint venture, contradicted a letter sent three days earlier. That prior letter (the “ICA Control Letter”) had been provided to D&T and was the basis on which ICA had been consolidated in our financial statements. At the request of D&T, in November 2002, the Chairman of the Audit Committee requested that Sjoerd Eisma of the law firm of De Brauw Blackstone Westbroek (“De Brauw”) conduct an investigation into the decision to consolidate ICA, including the circumstances surrounding the creation of the ICA Side Letter and the failure to provide it to D&T. Mr. Eisma conducted the investigation with his partner Jan Marten van Dijk with assistance from the law firm of Morvillo, Abramowitz, Grand, Iason & Silberberg, P.C. (the “Morvillo Firm”) as to matters of U.S. law and certain Dutch and U.S. accounting experts.

As a result of the investigation, which was completed in January 2003, Messrs. Eisma and Van Dijk concluded that, although when the ICA joint venture was formed the joint venture partners agreed that Ahold should be able to consolidate ICA under Dutch GAAP and IAS, there was no written evidence to conclude that the joint venture parties agreed that Ahold would have legal control over ICA. According to accounting experts assisting in the investigation, Ahold did not have the ability to control ICA and therefore should not have consolidated ICA in its financial statements under Dutch GAAP or US GAAP.

On February 22, 2003, it was discovered that letters similar to the ICA Side Letter also existed in respect of control letters given in connection with other Ahold joint ventures and that these letters also had not been provided to D&T. The joint ventures were: (1) Bompreço, which was formed in December 1996 with Ahold having a 50% interest until July 2000 when Ahold acquired 100%

of the joint venture, (2) DAIH, which was formed in January 1998 with Ahold having a 50% interest which interest was increased to more than 66 2/3% in July 2002 and 100% in August 2002, and (3) Paiz Ahold, which was formed in December 1999 with Ahold having a 50% interest until January 2002 when Paiz Ahold became party to a joint venture with another party and Ahold’s indirect interest in the new joint venture was reduced to 33 1/3%. All of these joint ventures had been fully consolidated in our financial statements since the respective dates of formation, except Paiz Ahold which ceased to be consolidated on January 1, 2002, when our indirect interest in the new joint venture was reduced to 33 1/3%, at which time we began to account for our interest in the joint venture on an equity basis. At the request of D&T, the Chairman of the Audit Committee directed Messrs. Eisma and Van Dijk to conduct further investigations with respect to the control letters and side letters for Bompreço, DAIH and Paiz Ahold. Messrs. Eisma and Van Dijk’s investigations outlined the history relating to the creation of each of the control and side letters and the concealment of the side letters from the Supervisory Board, our Audit Committee and D&T.

In light of the various side letters referred to above and on the basis of the available facts and circumstances, we decided in February 2003 that we should restate our historical financial statements so as to proportionally consolidate ICA and the other joint ventures for which there were side letters for the periods they were 50% owned by us, as well as our joint venture in Portugal, JMR. We have held a 49% interest in JMR since its formation in 1992 and, although no side letters existed regarding our control of JMR, we had been fully consolidating JMR in our financial statements since the formation of the joint venture, as we believed that we had control over JMR. In light of the evaluation of the accounting for the other joint ventures, we reconsidered our accounting for JMR and concluded that we had significant influence, but not control over JMR.

In May 2003, we concluded that we would account for the above referenced joint ventures for the period in which we could exercise significant influence without having control by using the equity method, rather than proportionally consolidate the joint ventures, so as to better align our accounting with US GAAP and, to a lesser extent, IAS.

USF

In conjunction with the fiscal 2002 audit of USF, our auditors, D&T, discovered in February 2003 through its confirmation process that certain accrued vendor allowance receivable balances purportedly due from vendors were overstated. Vendor allowances are payments or rebates from a vendor or supplier to a distributor, such as USF. On February 12, 2003, the Company authorized an investigation, which was also subsequently authorized by the Audit Committee of Ahold’s Supervisory Board, by the law firm of White & Case LLP, assisted by forensic accounting advisors from Protiviti, Inc. This investigation found that certain senior officers of USF and other employees had interfered with the vendor allowance confirmation process, uncovered additional confirmation discrepancies, as well as vendor prepayments and contracts with vendors covering vendor allowance arrangements, which prepayments and contracts had previously not been disclosed to D&T. Following this preliminary investigation, the Audit

Committee of Ahold’s Supervisory Board requested that the Morvillo Firm, assisted by forensic accountants from PricewaterhouseCoopers (“PwC”), conduct a further investigation into the accounting irregularities and related matters at USF.

On April 25, 2003, the Morvillo Firm reported its interim findings on the accounting irregularities and related matters at USF. On June 25, 2003, PwC reported further detailed findings. The PwC investigation identified accounting fraud related to fictitious and overstated vendor allowance receivables and improper or premature recognition of vendor allowances, which caused vendor allowance income to be overstated and therefore cost of goods sold to be understated. The PwC investigation found that certain USF senior officers and other employees used inflated recognition rates for vendor allowances for the purpose of overstating vendor allowance income and accrued vendor allowance receivable balances, intentionally caused the incorrect accounting for and mischaracterization of vendor allowance cash receipts, and intentionally caused the misapplication of Dutch GAAP and US GAAP. As part of the fraud, certain members of USF management and other employees interfered with the audit confirmation process for vendor allowance receivables from vendors, concealed vendor contracts and their true terms, made misrepresentations regarding the absence of prepayments from vendors, and caused the creation of certain inaccurate accounting records. The PwC investigation further identified numerous material weaknesses in internal controls, including a failure to properly record and track vendor allowance transactions and balances, inadequate accounting and financial reporting systems for vendor allowances generally, and failure by management to understand and properly apply GAAP and Ahold’s stated accounting policies in the area of vendor allowances and rebates. The Morvillo Firm, assisted by forensic accountants from PwC, also continued to investigate the roles of certain USF employees and reported its findings and conclusions to the Audit Committee.

Various matters raised by the USF investigation were further reviewed and followed up by Ahold, D&T, and various outside Ahold legal counsel, and, where appropriate, by PwC, to determine their impact, if any, on Ahold and its financial statements, including certain USF vendor invoicing practices. As a result of this further review, it was determined that these practices resulted in overbillings by various USF local branches of various vendors with respect to vendor allowances. Ahold has recorded an accrual to cover any refunds that USF expects to be required to pay to vendors for these overbillings, and has restated its consolidated financial statements for fiscal 2001 and fiscal 2000 with respect to these overbillings. Other billing practices also were identified at USF that could result in other potential overbilling claims by vendors. Ahold believes that USF may have defenses to this category of claims and, as a result, no liability has been accrued for this amount. For a further discussion of these invoicing practices, please see Note 3 to our consolidated financial statements included in Item 18 of this annual report.

Disco

As a result of finding invoices for suspicious transactions at Disco in July 2002, our internal audit department conducted an investigation. This investigation, which was completed in early December 2002, identified additional suspicious transactions. We then instructed forensic accountants at D&T to conduct a further forensic investigation of Disco. During the course of the investigation, the law firm of Wilmer, Cutler & Pickering (“WCP”) was retained to assist with the investigation. On February 17, 2003, D&T reported their preliminary findings to Ahold.

In late March 2003, we determined that a further investigation at Disco was warranted, which was undertaken by WCP and a forensic accounting team from PwC. The investigation was completed in May 2003. The investigation found a series of suspicious transactions, some of which involved the use of fictitious invoices to conceal or mischaracterize payments, or payments that were otherwise improperly documented. The investigation further noted that these payments had been improperly capitalized with respect to certain of these transactions that should have been expensed. The investigation also identified significant internal control weaknesses.

Other Internal Investigations

By letter dated February 24, 2003, D&T indicated that its opinion on our audited financial statements for the fiscal years ended December 30, 2001, and December 31, 2000 should no longer be relied upon. D&T suspended its audit of our fiscal 2002 financial statements until completion of necessary investigations. D&T requested that the Audit Committee of Ahold’s Supervisory Board authorize additional investigations into the various joint venture side letters and the concealment of the side letters. D&T also advised Ahold to consider the need for investigations regarding the potential for other misrepresentations on behalf of the members of management under investigation. On March 24, 2003, the Audit Committee ordered the commencement of a series of additional internal investigations to assess whether accounting irregularities, errors and/or issues existed, the integrity of management, and the adequacy of internal controls. These investigations were conducted by WCP, assisted by forensic accountants from PwC, at 17 Ahold operating companies and real estate companies and at the Ahold parent company. The forensic investigations found accounting irregularities at Tops and at Giant-Carlisle (although involving relatively small amounts). The investigations also concluded that certain accounting irregularities had occurred at the Ahold parent company. At Tops, these accounting irregularities consisted of intentional improper recognition of vendor allowances and pervasive earnings management, including the recording of unsupported vendor allowance income, premature recognition of contract signing fees and vendor allowance billings, over-billings to vendors and the improper holding of company funds at vendors, as well as other instances of earnings management. At Giant-Carlisle, the accounting irregularities consisted of pervasive earnings management, including the intentional deferral of earned vendor allowance receivables and vendor allowance accrued reserves, as well as the improper holding of company funds at vendors. According to the investigatory findings, accounting irregularities also occurred at the Ahold parent company involving the misapplication of purchase accounting in respect of the acquisitions of ICA and Superdiplo. The investigations also resulted in findings of varying degrees of earnings management and/or other accounting errors or issues at the Ahold parent company and at the other operating and real estate companies reviewed. These errors or issues most frequently involved improper accounting for reserves through excess provisioning or inappropriate release and the unnecessary deferral or premature recognition of income from vendor allowances. The investigations also found a number of internal control weaknesses, especially relating to accounting and monitoring for vendor allowances and contracts, deviations from Dutch GAAP and US GAAP, and a general lack of sufficient technical knowledge of Dutch GAAP and US GAAP at many of the companies reviewed.

Various matters raised in the investigations were further reviewed and followed up by us and various outside legal counsel, and, where appropriate, by PwC, to help determine their impact, if any, on Ahold and its financial statements.

Remedial Actions

As discussed above, as a result of the events leading up to and following Ahold’s February 24, 2003 announcement, the Audit Committee ordered numerous, extensive internal investigations by various outside legal counsel and forensic accounting experts. In total, 19 operating and real estate companies (including USF and Disco) were reviewed, in addition to the Ahold parent company. In addition, investigations were undertaken with respect to the issues surrounding the deconsolidation of certain joint ventures. In response to the findings of the internal investigations, the Audit Committee requested in June 2003 that Ahold management take prompt and effective remedial actions to correct any identified accounting irregularities and errors, and strengthen internal controls to prevent any reoccurrence of the items found.

Ahold management and the Audit Committee have reviewed all of the accounting issues identified in the internal investigations and in the course of the audit of Ahold’s fiscal 2002 financial statements, including the 470 separate items identified by PwC. Ahold management has researched and analyzed all of these issues. Management and the Audit Committee determined, in consultation with D&T and PwC, Ahold’s positions with respect to all of these issues and the adjustments required to be made to our financial statements as a result thereof. Items relating to operating companies were addressed by management at the respective operating companies, under the overall direction and supervision of Ahold’s senior financial management team. We believe that all such required financial statement adjustments have been made.

Ahold is in the process of taking steps to address the significant internal control weaknesses raised or confirmed in the internal investigations. Over 275 items relating to internal control weaknesses were identified. A special task force reporting to the Audit Committee has been formed, now chaired by our current Chief Financial Officer, and composed of our senior finance, legal and internal audit executives and supplemented by external advisors, to address the accounting issues and the internal control weaknesses that were identified.

The task force will oversee the development and implementation of modifications, improvements and other required changes to address weaknesses identified and to strengthen our internal controls. Certain regional task forces have also been formed that have been and will be assisting in this process. We intend to implement many of the required changes to our internal controls that we believe are critical by the end of fiscal 2003 and to implement remaining changes in fiscal 2004.

In addition, the reporting line for Ahold’s internal audit department has been changed. The internal audit department now reports directly to Ahold’s Chief Executive Officer and to the Audit Committee, instead of solely to Ahold’s Chief Executive Officer, as previously was the case. We also intend to implement a plan to redesign the function of the internal audit throughout the group of operating and real estate companies to centralize it within the Ahold parent company.

Ahold has taken steps to compensate for the internal control weaknesses in preparing the fiscal 2002 financial statements by, among other things, implementing the following measures:

•	Ahold conducted an extensive review of accounting documentation and processes, particularly in the areas where accounting errors were made. This review involved the controlling department at the Ahold parent company, together with the internal audit department, the Ahold parent and regional task forces and accounting personnel at the various operating companies.

•	Ahold reviewed areas where controls were found to be weak and performed additional accounting or review work where considered needed.

We have also been focusing on improving the tracking of vendor allowances, especially at USF. We are continuing our efforts to implement the Supplier Incentive System (“SIS”), a vendor allowance tracking system used by Alliant when it was acquired by USF in November 2001, for vendor allowance tracking for all of USF. USF is in the process of building the appropriate links among its computer systems required to track rebate-related activities across all company operating systems. In order to achieve this goal all vendor information, corporate vendor allowance program details, customer details and all product reference codes needed to be documented and cross-referenced and related computer programming needed to be completed. This effort was sufficiently completed for the largest USF operating system in July 2003 to allow testing of the system. This testing is expected to be completed by the end of fiscal 2003. In fiscal 2004, additional SIS enhancements are expected to include computer links among the approximately 15 USF locations operating on independent computer systems and USF intends to continue efforts to track additional vendor program types, to enhance vendor and customer information and to improve customer and product tracking systems. In addition, while the SIS vendor allowance tracking system is under development and testing, USF has initiated a manual vendor allowance tracking system. This manual system aggregates information including a detailed review of vendor purchasing contracts, reporting provided by vendors on purchases made, information developed within USF on purchasing activities, cash collections of purchase allowances, and regular reconciliations of the information with vendors. USF’s purchasing department, accounting department and its senior management regularly review this information.

Numerous personnel changes also have been made. As a consequence of the events announced on February 24, 2003, Ahold’s then Chief Executive Officer, Cees van der Hoeven, and Ahold’s then Chief Financial Officer, Michiel Meurs, resigned effective March 10, 2003. Henny de Ruiter, the Chairman of the Ahold Supervisory Board, was designated by the Supervisory Board to be responsible for the daily supervision of the conduct of Ahold’s Corporate Executive Board and the business affairs of the Company until a new Chief Executive Officer was appointed. In addition, on March 11, 2003, Ahold appointed Dudley Eustace as interim Chief Financial Officer.

In May 2003, Jim Miller, then President and Chief Executive Officer of USF and a member of Ahold’s Corporate Executive Board, Michael Resnick, USF’s then Chief Financial Officer, and David Abramson, USF’s then Executive Vice President and General Counsel, resigned their management positions and ceased to be employed by USF effective October 1, 2003. Robert G. Tobin, a member of Ahold’s Supervisory Board, was designated by the Supervisory Board to serve as interim Chief Executive Officer of USF.

Numerous other management and personnel changes were made, including at USF, Disco, Tops and the Ahold parent company. Management and the Audit Committee continue to review the results of the investigations, including findings as to the role of the personnel in the accounting irregularities, errors and issues identified. Once this review is complete, Ahold will determine what other personnel actions may be necessary.

Ahold also has taken significant steps to rebuild its executive management team. On May 2, 2003, Ahold announced its proposal to nominate Anders Moberg as its President and its Chief Executive Officer and as a member of Ahold’s Corporate Executive Board. On June 19, 2003, Ahold announced its proposal to nominate Hannu Ryöppönen as Chief Financial Officer and as a member of Ahold’s Corporate Executive Board. Messrs. Moberg and Ryöppönen were appointed to the Corporate Executive Board by Ahold’s shareholders on September 4, 2003. On July 3, 2003, Ahold appointed Joost Sliepenbeek as Senior Vice President and Controller, effective July 7, 2003. Ahold announced, on August 28, 2003, its proposal to nominate Peter Wakkie as Chief Corporate Governance Counsel and as a member of Ahold’s Corporate Executive Board. Mr. Wakkie was a partner at De Brauw and resigned from the partnership upon commencing his employment with Ahold on October 15, 2003. On October 14, 2003, Ahold appointed Lawrence S. Benjamin as Chief Executive Officer at USF, effective November 1, 2003.

Ahold is continuing to cooperate with investigations by law enforcement and regulatory authorities, including the U.S. Department of Justice, the SEC and Dutch governmental and regulatory authorities. For additional information on these investigations, please see Item 8 “Financial Information—Litigation and Legal Proceedings.”

Fiscal 2001 and Fiscal 2000 Restatements and Fiscal 2002 Adjustments

In connection with the findings of the investigations referred to above, and the consequent remedial accounting actions taken by Ahold management, we have restated our consolidated financial statements for fiscal 2001 and fiscal 2000 under both Dutch GAAP and US GAAP. The adjustments are material, both quantitatively and qualitatively, to our fiscal 2000 opening retained earnings and our financial position and results of operations for fiscal 2001 and fiscal 2000.

In addition, our consolidated financial statements for fiscal 2002 reflect correcting adjustments, of which some are related to the findings of the investigations referred to above.

As part of the restatements, we also have adjusted our comparative financial position as of fiscal year-end 2001 and results for fiscal 2001 and fiscal 2000 for certain reclassifications and changes in our accounting principles with respect to pensions, revaluations of properties, and restructuring provisions as described in Note 2 to our consolidated financial statements included in Item 18 of this annual report.

The restatements of the fiscal 2001 and fiscal 2000 consolidated financial statements and the correcting adjustments reflected in the fiscal 2002 consolidated financial statements reflect adjustments that correct accounting irregularities and other errors previously made in the application of Dutch GAAP and US GAAP. These adjustments relate to:

•	the deconsolidation of the joint venture companies not controlled by us;

•	improper or premature recognition of vendor allowances;

•	misapplication of accounting principles and misuse of facts relating to acquisition accounting;

•	improper accounting for certain reserves, allowances and provisions;

•	improper accounting for certain real estate transactions; and

•	certain other accounting issues and items arising as a result of the misapplication of or errors in the application of Dutch GAAP and US GAAP,

as well as other adjustments identified during the audit process. The principal adjustments are discussed in more detail below.

As reflected below and in Note 3 to our consolidated financial statements included in Item 18 of this annual report, correcting adjustments and changes in accounting principles were made to net income for fiscal 2001 and fiscal 2000 in an aggregate amount of EUR 363 million and EUR 196 million, respectively, of which 59% and 53%, respectively, related to improper accounting for vendor allowances.

Summary of Adjustments and Restatements for Fiscal 2001 and Fiscal 2000

The following table summarizes the effects (based on the application of Dutch GAAP) of the corrections of errors and changes in accounting principles for fiscal 2001 and fiscal 2000. Restatements of EUR 26 million relating to periods prior to fiscal 2000 were recorded in opening retained earnings as of January 1, 2000.

	Fiscal
	2001	2000
	(in EUR millions)
Net income under Dutch GAAP as previously reported	1,113	1,116
Correction of errors:
Deconsolidation of joint ventures	—	—
Adjustment resulting from deconsolidation	(5)	(10)
Vendor allowances	(215)	(103)
Acquisition accounting	(36)	(8)
Reserves, allowances and provisions	(33)	(38)
Real estate transactions	2	(26)
Other	(53)	(21)
Change in accounting principles (1):
Pensions	16	11
Revaluations	(4)	(1)
Restructuring provisions	(35)	–

Net income under Dutch GAAP as restated	750	920

(1)	For a discussion of changes in accounting principles, please see Note 2 to our consolidated financial statements included in Item 18 of this annual report.

The effect of the corrections of errors and changes in accounting principles on shareholders’ equity as of December 30, 2001 is as follows:

As of December 30, 2001
(in EUR millions)
Shareholders’ equity under Dutch GAAP as previously reported	5,892
Correction of errors:
Deconsolidation of joint ventures	—
Adjustment resulting from deconsolidation	4
Vendor allowances	(418)
Acquisition accounting	71
Reserves, allowances and provisions	(105)
Real estate transactions	(44)
Other	30
Change in accounting principles (1):
Pensions	78
Revaluations	(22)
Restructuring provisions	10

Shareholders’ equity under Dutch GAAP as restated	5,496

(1)	For a discussion of changes in accounting principles, please see Note 2 to our consolidated financial statements included in Item 18 of this annual report.

Deconsolidation of Joint Ventures

Prior to fiscal 2002, we consolidated our joint venture interests in ICA, DAIH, Bompreço and Paiz Ahold (the “Joint Ventures”) based upon certain letters among the shareholders of each of the Joint Ventures that seemingly gave control over the Joint Ventures to us. We subsequently determined that side letters had been executed by the shareholders of each of the Joint Ventures that nullified the effects of these control letters. As a result, management concluded that we did not control these Joint Ventures. Additionally, prior to fiscal 2002, we had consolidated JMR. In light of the evaluation of the accounting for the Joint Ventures, we reconsidered our accounting for JMR and concluded that we had significant influence, but not control, over JMR. We concluded that consolidation of the Joint Ventures and JMR was inappropriate under Dutch GAAP and US GAAP, since we did not control them.

The restated consolidated financial statements reflect adjustments to deconsolidate the Joint Ventures and JMR and account for them using the equity method of accounting, except for Bompreço, which has been consolidated since July 2000, when we acquired the remaining voting shares of Bompreço, obtaining majority voting control over it, and DAIH, which has been consolidated since July 2002, when we obtained control of DAIH through the acquisition of additional DAIH shares that we did not already own.

We recorded restructuring accruals under purchase accounting relating to the acquisition of our 50% interests in Paiz Ahold in December 1999 and in ICA in April 2000 and subsequent changes to such accruals in fiscal 2001 related to ICA. Since we did not obtain control over Paiz Ahold and ICA when the respective joint venture interests were acquired, it was not appropriate to record such restructuring accruals under Dutch GAAP and US GAAP. Our restated consolidated financial position as of fiscal year-end 2001 and results for fiscal 2001 and fiscal 2000 reflect adjustments to eliminate the restructuring provisions recorded under purchase accounting, to record the related effect on goodwill and goodwill amortization, and to record our share of the actual costs related to such restructurings during the respective periods. We recorded our share of restructuring costs (after taxes) in the amount of EUR 5 million and EUR 10 million for fiscal 2001 and fiscal 2000, respectively. As a result of these restatements, shareholders’ equity as of fiscal year-end 2001 increased by EUR 4 million.

Vendor Allowances

As a result of the findings of the investigations at USF and Tops, we determined that our income from vendor allowances for fiscal 2001 and fiscal 2000 was overstated due to the intentional and unintentional misapplication of Dutch GAAP and US GAAP and the intentional inappropriate accounting for and mischaracterization of cash receipts, which led to the recognition of vendor allowances before it was appropriate to do so under Dutch GAAP and US GAAP. Furthermore, certain vendor allowances were misclassified as revenue instead of as a reduction of cost of sales or selling expense, general and administrative expenses, as required under Dutch GAAP and US GAAP.

The restated consolidated financial statements reflect adjustments to correct overstated vendor allowance income, to correct for the timing of the recognition of vendor allowances, and to reclassify certain vendor allowances from net sales to either cost of sales or selling, general and administrative expense.

We determined that net receivables from vendors as of the date of the USF acquisition in fiscal 2000 did not exist at the time. In addition, we determined that, at the date of acquisition, a liability for deferred revenue related to vendor allowances that were not yet earned, was not recorded. Furthermore, we determined that a liability should have been recognized at the date of acquisition for amounts that had been overbilled to vendors for vendor allowances. The total amount of these adjustments led to an overstatement of net assets acquired by EUR 70 million.

As required by Dutch GAAP, we have restated our consolidated financial statements to reallocate the amount of consideration paid in the USF acquisition originally allocated to vendor allowances to goodwill for the overstatement of these assets. Accordingly, our shareholders’ equity as of fiscal year-end 2000 under Dutch GAAP was reduced by EUR 70 million. For a discussion of the accounting treatment relating to these adjustments under Dutch GAAP and US GAAP, please see Notes 3 and 32 to our consolidated financial statements included in Item 18 of this annual report.

We discovered various other misstatements relating to vendor allowance transactions prior to fiscal 2000 resulting in an overstatement of opening shareholders’ equity as of January 2, 2000 by EUR 30 million.

In addition to the EUR 100 million in adjustments described above, the net impact of adjustments of vendor allowances previously recorded in fiscal 2001 and fiscal 2000 is: a reduction of net income by EUR 215 million and EUR 103 million, respectively; a reduction of net sales by EUR 80 million and EUR 44 million, respectively; an increase in cost of sales of EUR 214 million and EUR 104 million, respectively; an increase in selling, general and administrative expenses by EUR 2 million in fiscal 2001; a tax benefit of EUR 118 million and EUR 56 million, respectively; and an increase in share in net loss of joint ventures and equity investees of EUR 37 million and EUR 11 million, respectively.

As a result of these adjustments, shareholders’ equity as of fiscal year-end 2001 decreased by EUR 418 million.

Acquisition Accounting

In connection with the acquisitions of Superdiplo and our interest in ICA in December 2000 and April 2000, respectively, we did not properly allocate purchase consideration to certain acquired real estate properties at the respective acquisition dates. Our restated consolidated financial position and results for fiscal 2001 and fiscal 2000 reflect adjustments to record such assets at their fair values at the acquisition date and the subsequent depreciation thereof. In certain instances, such adjustments to the fair values of these acquired assets affected the amounts of gains that we recognized on subsequent sales of these acquired assets and real estate properties, which have been adjusted accordingly.

We have recorded adjustments related to a decrease in the fair value of acquired real estate property at Superdiplo and an increase in the fair value of acquired real estate property at ICA. Since certain of these properties were subsequently sold, the gains recognized on the sale of these properties were decreased accordingly in fiscal 2001 and fiscal 2000, respectively.

During fiscal 2001, we partially applied the guidance set forth by The Netherlands Council for Annual Reporting in RJ 252 “Provisions” by applying it only prospectively for acquisitions after January 1, 2001. For more information, please see Note 2 to our consolidated financial statements included in Item 18 of this annual report. Furthermore, various errors were made in the calculations of the restructuring reserves, which have been adjusted.

In connection with several of our acquisitions in fiscal 2001, we did not allocate purchase consideration to certain identifiable intangible assets upon acquisition. Our restated consolidated financial position and results for fiscal 2001 reflect adjustments to record these acquired intangible assets at their fair values at the respective dates of their acquisition and a corresponding reduction of goodwill.

In connection with our acquisition of Stop & Shop, we recognized certain pre-acquisition income tax contingency reserves and valuation allowances against deferred tax assets in the acquisition balance sheet. As a result of the completion of an Internal Revenue Service review in fiscal 2001, reserves and allowances should have been reversed with a corresponding decrease in goodwill. In our restated consolidated financial position for fiscal year-end 2001, we have increased shareholders’ equity to reflect this adjustment.

As a result of these adjustments, shareholders’ equity as of fiscal year-end 2001 increased by EUR 71 million and net income decreased by EUR 36 million for fiscal 2001 and EUR 8 million for fiscal 2000.

Reserves, Allowances and Provisions

Prior to fiscal 2002, we recorded certain reserves, allowances and provisions related to income taxes, pensions and restructuring expenses. We subsequently determined that these reserves, allowances and provisions, and releases thereof, should not have been recorded under Dutch GAAP or US GAAP, since the documentation available was not adequate to support the amounts recorded, or the reserves, allowances and provisions were of a non-specific nature. In addition, certain pension and early retirement plans had not been accounted for as defined benefit plans and the charges and accruals related to certain health and welfare plans were not calculated appropriately prior to fiscal 2002.

As a result of these adjustments, shareholders’ equity as of fiscal year-end 2001 decreased by EUR 105 million and net income decreased by EUR 33 million for fiscal 2001 and EUR 38 million for fiscal 2000.

Real Estate Transactions

In fiscal 2001, we entered into a USD 638 million leveraged lease transaction involving the sale of our interests in 46 separate properties in the United States for a total sales price of EUR 722 million, which generated a net gain of EUR 81 million, comprising EUR 107 million of gains on certain properties and EUR 26 million of losses on others. The properties were sold to special purpose entities established by unaffiliated third parties, and in conjunction with the sale were leased back by us. Under Dutch GAAP and US GAAP, we accounted for the lease arrangements as operating leases. We also deferred the EUR 81 million net gain related to the sale of these properties and amortized this net gain over the respective lease term of 20 to 25 years.

We have chosen to apply for Dutch GAAP the same detailed criteria for testing if a lease should be treated as an operating lease or as a capitalized lease under US GAAP. Therefore, the restated financial position and results for fiscal 2001 have been adjusted to reflect that the leases of seven properties that had been considered operating leases are now considered capitalized leases under Dutch GAAP. As a result, these seven properties remain on the balance sheet and the related lease obligation is recorded as a financing. The EUR 19 million net gain on these properties has been appropriately deferred over the respective lease terms of 20 to 25 years. Additionally, adjustments were made to reflect that a net gain of EUR 62 million, on the sale of the remaining 39 properties, which qualified as operating leases, should have been immediately recognized in income under Dutch GAAP and not deferred over the remaining lease term, since the sale transactions were made at fair value.

Furthermore, we identified a number of other sale-leaseback transactions that occurred in fiscal 2001 and fiscal 2000, under which certain leases that had been classified as operating leases should have been classified as capitalized leases or financing arrangements.

As a result of these adjustments, shareholders’ equity as of fiscal year-end 2001 decreased by EUR 44 million and net income increased by EUR 2 million for fiscal 2001 and decreased by EUR 26 million for fiscal 2000.

Other Accounting Issues and Items

In connection with the review of suspicious transactions identified in the course of the investigation of Disco, we determined that certain payments were improperly capitalized as tangible fixed assets in fiscal 2001 in the amount of EUR 10 million. Accordingly, the financial position and results of operations for fiscal 2001 were adjusted to appropriately expense the capitalized amounts and record a related EUR 5 million contingency provision.

As discussed in “Joint Ventures” above, following the discovery of the existence of a side letter relating to Bompreço, management concluded that we should not have consolidated our joint venture interest in Bompreço prior to July 2000. The restated financial position and results for fiscal 2001 and fiscal 2000 reflect adjustments to deconsolidate Bompreço and account for it on an equity basis until July 2000, when we acquired the additional shares, thereby obtaining majority voting control. As a result of this consolidation as of July 2000, the net assets should have been recorded at fair value at that time. The fair valuation of the assets, mainly consisting of properties, has resulted in a step-up increase in the fair value of EUR 51 million, and a corresponding decrease in the value of goodwill previously written off to shareholders’ equity.

One of our subsidiaries did not consolidate its 82% interest in the net assets of C.V. Eemburg (“Eemburg”), a real estate limited partnership. We reviewed our ability to govern strategic, operational and financial policies of Eemburg and concluded that we had control and should have consolidated Eemburg. Our interest used to be recorded at historical cost and the properties of Eemburg had been revalued at the end of each reporting period. Furthermore, this subsidiary issues loans to certain franchisees and provides a full allowance for these loans, based on the assumption that the amount would not be repaid by the franchisees. We treat the repayments as a deduction in income over the period of the loan and consequently reversed the provision for bad debts.

During our evaluation of long-lived assets for impairment in fiscal 2002, management noted that there were changes in circumstances that already existed in fiscal 2001, which indicated that the carrying amount of certain of these assets was impaired at that time, but had not previously been recognized. We have determined that an impairment of EUR 16 million was required in fiscal 2001.

The adjustments referred to above and other individually insignificant accounting errors discovered in connection with our review of prior years’ financial records, resulted in a decrease of our net income in fiscal 2001 and fiscal 2000 by EUR 53 million and EUR 21 million, respectively. These adjustments resulted in an increase in shareholders’ equity as of fiscal year-end 2001 by EUR 30 million.

Fiscal 2002 Correcting Adjustments

Our fiscal 2002 consolidated financial statements reflect all material correcting adjustments that have been identified in connection with the various investigations and the audit by our independent auditors. Specifically, we have made correcting adjustments to our fiscal 2002 consolidated financial statements for improper accounting for vendor allowances totaling EUR 269 million, which represented 79% of the total fiscal 2002 correcting adjustments.

The correcting adjustments described above affected our reported quarterly earnings for fiscal 2002 as announced in press releases on June 6, 2002, August 29, 2002, and November 19, 2002, which were included in Form 6-K reports furnished to the SEC, as follows:

	Fiscal 2002
	Quarter ended April 21, 2002	Quarter ended July 14, 2002	Quarter ended October 6, 2002
	(in EUR millions)
Net sales as previously reported	22,191	17,273	16,413
Net sales reflecting correcting adjustments	19,559	14,786	14,045
Net income (loss) as previously reported	328	(198)	258
Net income (loss) reflecting correcting adjustments	135	(266)	177

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with Dutch GAAP with a reconciliation to US GAAP. The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and contingent liabilities and the reported amounts of revenue and expenses during the reporting period. Our critical accounting policies are those that are most important to our financial condition and results of operations and those that require the most difficult, subjective or complex judgments by our management. On an on-going basis, management evaluates its estimates and assumptions. Management bases its estimates and assumptions on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of our consolidated financial statements, actual results may vary from these estimates.

We believe that the following policies are our critical accounting policies. For a summary of all our significant accounting policies, including the critical accounting policies discussed below in this Item 5, please see Note 2 to our consolidated financial statements included in Item 18 of this annual report. We and our independent auditors have discussed our critical accounting policies with our Audit Committee and our Corporate Executive Board.

Vendor Allowances

We receive various types of vendor allowances in the form of up-front payments (or lump sum payments or pre-paid amounts), rebates (in the form of cash or credits) and other forms of payments that effectively reduce our cost of goods purchased from a vendor or the cost of promotional activities conducted by us that benefit a vendor.

The most common allowances offered are (1) volume allowances, which are off-invoice or amounts billed back to vendors based on the quantity of products sold to customers or purchased from the vendor and (2) promotional allowances, which relate to cooperative advertising and market development efforts. Vendor allowances are only recognized as income if evidence of a binding arrangement exists with the vendor. The timing of recognition depends on the facts and circumstances, as described below, for the various types of arrangements.

Slotting and stocking allowances that are paid by vendors in return for introducing their new products in a store, up-front payments by vendors and rebates received relating to volume allowances are recognized on a systematic basis as a reduction of the purchase price of the related products as they are purchased or sold. If these volume allowances are contingent on achieving certain minimum volume targets, the allowances are recognized only to the extent it is probable that the minimum volume targets will be achieved and the amount of the allowance can be reasonably estimated.

Scan billback promotional programs involve amounts billed back to vendors based on scan data, in some cases adjusted to compensate for scanning errors and/or administrative costs.

Payments from vendors for promotional allowances are initially deferred and subsequently recognized when the advertising or other marketing activities specified in the contract are performed by us for the vendor. If no specific performance criteria are defined in the contract, the allowance is deferred over the term of the contract.

Other vendor allowances mainly relate to display allowances paid by vendors in return for displaying their products in a specific manner or location and other lump sum payments. These payments are generally recognized as an offset to the cost of products sold over the term of the agreement if a specific commitment term is indicated or upon completing the criteria indicated in the contract.

We believe that the accounting estimate relating to vendor allowances is a critical accounting estimate because a change in the estimated sales or purchases for a particular product can result in a significant change in the recorded amount of vendor allowance receivables if the allowance is contingent on meeting agreed-upon volume targets. We evaluate our vendor allowance arrangements on a regular basis to assess the probability that relevant volume milestones will be achieved, based on actual sales and purchase levels to date and expected sales or purchase levels for the remainder of the year.

In November 2002, the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board (“FASB”) reached a consensus on Issue No. 02-16, Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor’s

Products) (“EITF 02-16”). This issue addresses the treatment of cash consideration received by a reseller, raised as a response to EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF 01-9”). EITF Issue No. 02-16 addresses the statement of operations classification of consideration from a vendor, as well as the appropriate timing and method of recognition. This issue is effective for our reconciliation to US GAAP for the period beginning December 30, 2002. We have not yet determined the effect EITF 02-16 will have on our consolidated financial statements as a result of this issue.

Purchase Accounting and Goodwill

Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recorded in connection with acquisitions. Acquired intangible assets include customer relationships, favorable operating lease contracts, and brand names. Accounting for goodwill and acquired intangible assets requires management’s estimate regarding (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be recorded, (2) the amortization period and (3) the recoverability of the carrying value of goodwill and acquired intangible assets.

Until December 1, 2000, we charged goodwill directly to shareholders’ equity. Intangible assets acquired as part of a business combination were charged directly to equity until December 31, 2000. Under Dutch GAAP, since December 1, 2000, goodwill acquired in connection with acquisitions is capitalized and amortized over the period during which future economic benefits are expected to flow into the company and beginning January 1, 2001, intangible assets acquired as part of a business combination are also capitalized. As prescribed under Dutch GAAP, there is a rebuttable presumption that the amortization period does not exceed a maximum period of 20 years.

Under US GAAP, we capitalized and amortized goodwill and intangible assets on a straight-line basis over a period of no longer than 40 years until we adopted SFAS No. 141, Business Combinations (“SFAS No. 141”), and SFAS No. 142. SFAS No. 141 was effective for business combinations initiated after June 30, 2001. We fully adopted SFAS No. 142 as of December 31, 2001, and it applies to all of our goodwill and intangible assets. SFAS No. 142 requires that intangible assets with finite useful lives are to be amortized and that intangible assets, including goodwill, with indefinite lives are not to be amortized but rather are to be tested for impairment on at least an annual basis, starting, in our case, on December 29, 2002.

To determine the initial amount of goodwill to be recorded upon acquisition, we have to determine the consideration and the fair value of the net assets acquired. We use independent appraisers and our internal analysis, generally based on discounted cash flow techniques, to determine the fair value of the net assets acquired and non-cash components of the consideration paid. The fair value of customer relationships and brand names is determined using the royalty method, whereby the fair value is based on the present value of the estimated royalty payments that would be expected to be paid for the use of the customer relationships and brand names. The fair value of favorable operating lease contracts is based on the present value of the amount by which the contract terms are favorable relative to market prices at the date of acquisition. The actual fair value of net assets acquired could differ from the fair value determined, resulting in an under- or over-statement of goodwill.

Factors that are considered in estimating the useful life of goodwill include:

•	the foreseeable life of the business or industry;

•	the effects of product obsolescence, changes in demand and other economic factors;

•	the service life expectancies of key individuals or groups of employees;

•	expected actions by competitors or potential competitors; and

•	legal, regulatory or contractual provisions affecting the useful life.

The useful lives of acquired intangible assets are estimated based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the acquired entity.

The amortization period under Dutch GAAP is reviewed in light of the above factors at the end of each fiscal year for goodwill and acquired intangible assets.

We have considered goodwill as an asset with an indefinite life and have therefore always used the maximum amortization period allowed under Dutch GAAP (post-December 1, 2000) and US GAAP (prior to the adoption of SFAS No. 142) of 20 and 40 years, respectively. If the deemed useful life were decreased by 10 years, our Dutch GAAP amortization of goodwill would have increased by EUR 253 million for fiscal 2002. Since amortization of goodwill is no longer required under US GAAP, a change in useful life would not have a direct impact.

The amortization period for acquired intangibles is as follows:

•	Customer relationships are assigned lives ranging from seven to 10 years;

•	Trade names are amortized over the period the Company is expected to benefit from the trade name, not exceeding 20 years; and

•	Favorable operating leases are amortized over the remaining duration of the lease agreements, ranging from five to 15 years.

Under Dutch GAAP, goodwill is tested for impairment when events or changes in circumstances so require. Under US GAAP, upon adoption of SFAS No. 142 and at least annually thereafter, goodwill impairment is assessed using a two-step process. The initial step is used to identify potential goodwill impairment by comparing an estimate of the fair value of our reporting units to their carrying value (i.e., book value), including goodwill. The fair value of our reporting units is determined using discounted expected future cash flows. If the carrying value of the reporting unit exceeds the fair value under Dutch GAAP, an impairment charge is recorded for the difference between the carrying amount and the fair value. If the carrying value exceeds fair value, US GAAP requires a second step to compare the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment loss, if any. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets and the liabilities of the reporting unit in a manner similar to that used for a purchase price allocation for a newly acquired unit. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

Under Dutch and US GAAP, the recoverability of intangible assets with finite useful lives are assessed using the same methodology as that used for other long-lived assets. Intangible assets with indefinite useful lives, recorded under US GAAP, are assessed for impairment at least annually, and an impairment is recorded if the estimated fair value, also calculated using discounted cash flows, is less than the carrying amount.

In estimating the discounted future net cash flows, as well as the implied fair value of goodwill, significant assumptions are made by management. These include the determination of the appropriate discount rate, projected sales growth, operating income as a percentage of sales, projected amount for capital expenditures and divestitures and valuation of our recognized and unrecognized assets for reporting units where the second step of the goodwill impairment test applies. In making these assumptions, we consider historical results, adjusted to reflect current and anticipated operating conditions. Because a change in these assumptions can result in a significant change in the recorded amount of goodwill, we believe the accounting for goodwill is one of our critical accounting policies.

During fiscal 2002, we recognized EUR 1.3 billion and EUR 4.8 billion of impairment losses related to goodwill under Dutch GAAP and US GAAP, respectively. The impairment charges under US GAAP consists of EUR 2.8 billion for transition to SFAS No. 142 and EUR 2.0 billion for the ongoing application of SFAS No. 142. At the date of the analysis, a 10% increase in our estimated discounted future net cash flows would have reduced the recorded impairment charge under Dutch GAAP and US GAAP by approximately EUR 74 million and EUR 1.3 billion, respectively. A 10% decrease in our estimated discounted future net cash flows would have increased the impairment charge under Dutch GAAP and US GAAP by approximately EUR 79 million and EUR 1.3 billion, respectively.

Impairment of Finite-Lived Assets

We evaluate the fixed and intangible assets, with finite lives, we hold and use for impairment when there are changes in circumstances which indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured under Dutch GAAP by a comparison of the carrying amount of an asset to its recoverable amount, calculated as the higher of the net selling price or the discounted future net cash flows expected to result from the use of the asset and its eventual disposition. Recoverability of assets to be held and used is measured under US GAAP by a comparison of the carrying amount of an asset to the sum of the undiscounted identifiable cash flows expected to result from the use of the asset and its eventual disposition. Fixed and intangible assets are grouped at the lowest level of identifiable cash flows for this analysis. If such assets are considered to be impaired, the impairment recognized is measured under both Dutch and US GAAP as the amount by which the carrying amount of the assets exceeds the net realizable value of the assets and is recorded as a charge to operating income. The most significant estimates made in determining discounted future net cash flows include the selection of the appropriate discount rates, residual asset values and the number of years on which to base the cash flow projections. Generally, fixed and intangible assets to be disposed are reported at the lower of carrying amount or fair value less the cost to sell the assets. While we believe that our assumptions are appropriate, such estimated amounts could differ materially from what will actually occur in the future.

Our retail locations and distribution network comprise the majority of our long-lived assets, other than goodwill. At December 29, 2002, we had EUR 13.9 billion of long-lived assets other than goodwill at our retail locations and distribution network, accounting for approximately 48% of our total assets. During fiscal 2002, we recognized EUR 137 million of impairment losses related to our long-lived assets, other than goodwill. At the date of the analysis, a 10% increase in the Company’s estimated discounted future net cash flows would have reduced the recorded impairment charge by approximately EUR 8 million. A 10% decrease in our estimated discounted future net cash flows would have increased the impairment charge by approximately EUR 9 million.

Pensions and Other Post-Retirement Benefit Plans

We sponsor several defined benefit plans and defined contribution plans for employees. Defined contribution plans are maintained throughout all of our operating companies; defined benefit plans are primarily maintained at operating companies in the United States and The Netherlands. Effective in fiscal 2002, we adopted SFAS No. 87, Employers’ Accounting for Pensions (“SFAS No. 87”), and related accounting standards of the FASB for our Dutch GAAP financial statements prepared under Dutch GAAP. The change in accounting principles is discussed in detail in Note 2 to our consolidated financial statements included in Item 18 of this annual report. We have historically applied these standards in our reconciliation to US GAAP.

The defined benefit pension plans pay benefits to employees at retirement using formulas based on participants’ years of service and compensation. Supplemental plans are maintained for officers and executives of our U.S. operating companies. We fund these plans as claims are incurred. We provide life insurance and healthcare benefits for certain retired employees meeting age and service requirements at our U.S. subsidiaries. These plans are also funded as claims are incurred. We also contribute to various multi-employer pension plans in the United States that are administered by unions. The amount that we are obligated to contribute to each such plan and the timing of our contributions is determined under the terms of the applicable collective bargaining agreements.

Recorded pensions and other post-retirement benefit liabilities reflect our best estimate of the future cost of honoring our obligations under these benefit plans. We believe the accounting estimate relating to costs for pensions and other post-retirement benefit plans is a critical accounting estimate because changes in it can materially affect the projected benefit obligations and net periodic pension costs. In accounting for defined benefit plans, actuarial calculations are made. These calculations contain key assumptions, which include: employee turnover, mortality and retirement ages, discount rates, expected returns on assets, future salary and benefit levels, claim rates under medical plans and future medical costs. The assumptions for the calculations are highly uncertain and require a large degree of judgment. Each year we review the key assumptions used in the determination of the pension obligation plan assets and net periodic pension cost as prescribed by SFAS No. 87. The estimate for pension and other post-retirement benefit plans is a critical accounting estimate for our operations in the United States and Europe.

In accordance with US GAAP, the net periodic benefit cost is determined at the beginning of the fiscal year based on applicable assumptions at that time. For fiscal 2002, the net periodic benefit cost was EUR 58 million for our U.S. pension plans, EUR 56 million for our European pension plans and EUR 7 million for other benefit plans in the United States.

The pension obligations and the plan assets are determined at fiscal year-end based on assumptions that apply at fiscal year-end.

For European plans, the discount rate is based on the yield curve of government bonds adjusted with a credit spread of one of the two highest ratings given by a recognized ratings agency. Future cash outflows of the pension plan are then related with the yield curve. The average is the discount rate.

The following table shows the effect of a 0.1% change in the discount rate on:

	U.S. Pension Plans	U.S. Other Benefit Plans	European Pension Plans
	(in EUR millions)
Pension benefit obligations at fiscal year-end 2002	14.4	1.3	23.0
Net periodic benefit cost fiscal 2002	0.8	0.1	0.7
Net periodic benefit cost fiscal 2003	2.6	0.1	0.8

Our expected return on plan assets is based on assumptions for longer-term rates of return. For every fund, the investment mix is determined and related to their corresponding long-term yield rate. For equity investments, the government bond yield used for non-equity investment is increased with an equity risk premium, which is within the limitations set out by the relevant national independent authority for pensions.

Our U.S. pension plans had invested 60% in equity, 40% in fixed income and 0% in real estate at the end of fiscal 2002. The expected return for fiscal 2002 was estimated as a gain of 9.0%, or EUR 62 million. Instead, a loss was incurred of 7.0% or EUR 52 million. For fiscal 2003, a return is still expected at 8.7%.

The European pension plans had invested 50% in equity, 40% in fixed income and 7.5% in real estate and 2.5% in other investments at the end of fiscal 2002. The expected return for 2002 on the pension plan assets was estimated at a gain of 6.5%, or EUR 79 million. Instead, a loss was incurred of 8.0% or EUR 113 million. The long-term return is still expected at 6.5%.

The following table shows the effect of a 0.1% change in the return rates:

	U.S. Pension Plans	European Pension Plans
	(in EUR millions)
Net periodic benefit cost fiscal 2002	0.6	1.2
Net periodic benefit cost fiscal 2003	0.5	1.2

Due to the significant amount of actuarial losses caused by the decline in capital markets, the lower discount rate in the United States and the inclusion of early retirement benefits in our pension fund, pension costs are expected to rise in the future.

Our contribution to the defined benefit plans in fiscal 2002 was EUR 121 million. In fiscal 2003, we expect that contributions will rise by approximately EUR 75 million to EUR 170 million. United States and European law prescribe minimum coverage ratios of plan assets over liabilities. The increase in contributions is partly the result of maintaining these minimum coverage ratios.

Changes in the health care cost trend rates also have a significant effect on the amounts reported for the health care benefit obligations. We have assumed health care cost trend rates in measuring the accumulated post-retirement benefit obligation of 10.0% in fiscal 2002 (fiscal 2001: 7.25%) declining to 5.0% by fiscal 2007 and a constant 5.0% for participants over 65 years of age. A 1.0% change in the assumed health care cost trend rates would have had the following effects in fiscal 2002:

	1% Increase	1% Decrease
	(in EUR millions)
Effect on total of service and interest cost components	0.02	0.02
Effect on accumulated post-retirement benefit obligation	0.9	0.7

Self-Insurance Program

We are self-insured for certain losses related to general liability, product liability and workers’ compensation. We have stop-loss coverage to limit the exposure arising from these claims. The expected ultimate cost of claims is estimated based upon analysis of historical data and actuarial assumptions. Actuarial assumptions include estimated changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation and economic conditions. In estimating ultimate losses, future loss payments are projected. The provision is calculated on these actuarial assumptions and discounted at a rate of 5.5%. Because of the uncertainty related to inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns, we believe that the calculation of our self-insurance is a critical accounting policy. A 1% change in the discount rate would have resulted in a EUR 3 million change in the recorded self-insurance liability.

Income Tax/ Deferred Tax

We operate in various tax jurisdictions in the United States, Europe, Latin America and the Asia Pacific. Each of these jurisdictions utilize a set of tax laws with which we are required to comply and we are subject to challenges by any of the residing tax authorities. The carrying value of our net deferred tax assets reflects our estimate that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions, and continue operating under the current and future presently enacted tax rates. We believe the accounting estimate related to deferred tax is a critical accounting estimate because any changes to these assumptions and estimates in the future could cause us to record additional valuation allowances against our deferred tax assets, resulting in an additional income tax expense in our consolidated statement of operations. The estimate for deferred taxes is a critical accounting estimate for all of our segments.

Management evaluates the likelihood that deferred tax assets will be realized and assesses the need for additional valuation allowances at the end of each quarter. As of the end of fiscal 2002, we had a deferred tax asset of approximately EUR 457 million (net of valuation allowances), which related primarily to capitalized lease commitments, benefit plans and provisions not yet deductible. Because it is not probable that the deferred tax assets will be fully realized, we recorded EUR 421 million of valuation allowances related to these deferred tax assets. The accounting for deferred tax assets and liabilities under Dutch GAAP and US GAAP are similar, except that under Dutch GAAP a deferred tax asset is recorded where it is probable that the benefit will be realized. Under US GAAP, the deferred tax valuation allowance was EUR 9 million higher than under Dutch GAAP, as the realization of the related deferred tax assets was deemed to be more likely than not rather than probable as required under Dutch GAAP.

Financial Instruments and Other Financing Activities

Under Dutch GAAP, derivative financial instruments are not recognized in the financial statements until the hedged assets or liabilities are settled or upon termination of the derivative contract.

Under US GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), was adopted by us as of January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in income or shareholders’ equity (as a component of accumulated other comprehensive income (“OCI”)). The effect of adopting SFAS No. 133 on January 1, 2001, representing the initial revaluation of derivative financial instruments, resulted in an unrealized loss of EUR 20 million (net of income tax benefit of EUR 4 million) being recognized in the consolidated statement of operations as a cumulative effect of a change in accounting principle and an unrealized gain of approximately EUR 1 million (comprising an asset of EUR 74 million less a liability of EUR 79 million, net of income tax benefits of EUR 6 million) being recognized as a component of OCI.

SFAS No. 133 prescribes requirements for designation and documentation of hedging relationships and ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction. Measurement of amounts to be recorded in income due to hedge ineffectiveness is based on the dollar-offset method as required by SFAS No. 133.

Contracts that do not in their entirety meet the definition of a derivative in their entirety may contain embedded derivative instruments. If certain conditions are met, SFAS No. 133 requires an embedded derivative to be separated from its host contract and accounted for separately at fair value.

For qualifying fair value hedges, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk(s) is recorded in income. If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instruments’ gain or loss is reported in shareholders’ equity as OCI and is reclassified into earnings in the period(s) during which the transaction being hedged affects earnings. The ineffective portion of a hedging derivatives fair value change is recorded in current earnings.

Future Accounting Changes

We previously announced that we intended to adopt IFRS accounting standards in fiscal 2004. We have now decided to delay our full implementation of IFRS accounting standards until fiscal 2005, when it is required under EU regulations. We currently prepare our financial statements in accordance with Dutch GAAP and prepare a reconciliation of certain items to US GAAP, as required by SEC regulations. According to EU regulations, we are obligated to apply IFRS in preparing our consolidated financial statements by fiscal 2005. Applying these standards to our financial statements may have a considerable impact on a number of important areas, including, among others, accounting for share-based payments, as more fully discussed under Item 3 “Key Information—Risk Factors—Risks Related to Our Industry and Operations—The application of International Financial Reporting Standards instead of Dutch GAAP in the future preparation of our consolidated financial statements could have a material adverse effect on our operating income or financial condition.” For additional information, please see Note 2 to our consolidated financial statements included in Item 18 of this annual report.

A number of new accounting guidelines will apply to us beginning in fiscal 2003 under Dutch GAAP. For additional information, please see Note 2 to our consolidated financial statements included in Item 18 of this annual report. New accounting guidelines under US GAAP will also apply to us beginning in fiscal 2003. For additional information, please see Note 32 to our consolidated financial statements included in Item 18 of this annual report.

The following discussion about our strategic outlook includes “forward-looking statements” that involve risk and uncertainties which are discussed more fully in “Introduction—Forward-Looking Statements” and Item 3 “Key Information—Risk Factors.” Actual results could differ materially from those provided in the forward-looking statements.

Strategic Outlook

The following outlook section provides a general framework of our strategic principles, as announced at our General Meeting of Shareholders on September 4, 2003. We expect to announce further details of our strategy in the fourth quarter of fiscal 2003.

Two Key Strategic Operational Priorities

Following the events announced on February 24, 2003, and related developments described under “Restatements, Adjustments and Remedial Actions” above in this Item 5, under the direction of our new Chief Executive Officer and new Chief Financial Officer, we are now focusing on two key strategic priorities: (1) to be a leading food retailer based on net sales in selected markets in the United States and Europe, focusing on trade areas where we already have achieved, or believe we can achieve, such a leading position within a reasonable period of time and (2) to rebuild USF.

•	Food retail: We own and operate retail companies that are prominent retail brands in the United States and Europe. In the markets we serve, we intend to be a leading food retailer based on net sales by focusing on maintaining and enhancing our local market leadership positions and lowering our cost base. As part of this objective, we also intend to further integrate, streamline and standardize our operations.

•	Food service: We intend to rebuild USF to restore its value following the events announced in February 2003 and subsequently. To implement this strategic priority, we will manage USF as a single business operating separately from our food retail trade operations. We are also in the process of installing a new management team at USF. During this period, our main focus will be to restore profitability of the company through internal initiatives, rather than acquisitions.

Divestments

In November 2002, we announced our intention to divest our non-core operations, either in whole or in part, and scrutinize our consistently underperforming core operations with a view to improving their performance or divesting them in an effort to focus on our core businesses and to enhance our positions in markets where we have achieved, or believe we can achieve, such a leading position. In February 2003, we announced that the scope of this divestment program would be expanded to improve our financial position and enhance our core businesses in stable and profitable markets. In September 2003, we announced a further expansion of our divestment program and our intention to scrutinize our portfolio of businesses with a focus on identifying for divestment those operations that do not fit within our new strategy. We have already begun to withdraw from two continents, South America and Asia, and are in the process of divesting our non-strategic and non-core assets, including the Golden Gallon convenience store chain in the southeastern United States. For a discussion of our current plans for divestments, please see Item 4 “Information on the Company—Divestments.”

Simplification of the Organization

Our objective is to integrate, streamline and standardize our operations by implementing common processes throughout our businesses, with the aim of reducing the complexity and improving the efficiency and effectiveness of our operations. We intend to organize the administrative and controls functions, information technology and management of our businesses around regional marketplaces with similar characteristics, which we call “arenas.”

Financial Management

Our businesses are now focused on generating free cash flow through working capital management and scrutinizing capital expenditures. In addition to our divestment program, we are also currently assessing other alternatives in order to strengthen our balance sheet and to reduce our debt. We are also taking steps to address the significant internal control weaknesses that have been identified throughout Ahold. For more detailed information, please see “Restatements, Adjustments and Remedial Actions” above in this Item 5 and Item 15 “Controls and Procedures.”

Outlook for Fiscal 2003

The following discussion provides an overview of our outlook for fiscal 2003 for our consolidated results of operations and for certain of our segments and operating areas. Because we have operations in a number of countries throughout the world, a substantial portion of our results of operations are denominated in foreign currencies, primarily the US dollar. As a result, we are subject to foreign currency exchange risk due to exchange rate movements, which affect our transaction costs and the translation of the results of our foreign subsidiaries. Our expectations set forth below as to net sales and operating income exclude any impact of currency exchange rates. As discussed below, currency exchange rates could significantly affect our results of operations for fiscal 2003.

Consolidated Results of Operations: Fiscal 2003

In fiscal 2003, we expect that our consolidated net sales compared to fiscal 2002 will be negatively affected by the weakened global economy and strong competition in the markets that we serve, as well as the diversion of our management as a result of the events surrounding the announcement on February 24, 2003, and the related investigations. In addition, our fiscal 2003 net sales will be negatively affected by our completed and future divestments.

As discussed in more detail below, we expect that operating expenses, excluding the impact of currency exchange rates, will be significantly higher in fiscal 2003 than our operating expenses in fiscal 2002 (excluding the impact of the impairment of goodwill charges taken in fiscal 2002 and the exceptional loss in fiscal 2002) and that, as a result, we will experience an adverse impact on our consolidated operating income in fiscal 2003. In addition, as discussed in more detail below, we expect that net financial expenses, excluding the impact of currency exchange rates, will increase above fiscal 2002 levels. We anticipate that these increases in expenses will adversely affect net income.

For additional information about our results of operations, please see “Results of Operations—Overall Results of Operations” below in this Item 5.

As a result of the events surrounding the announcement on February 24, 2003, and the related investigations, we have undergone significant changes in management both at our parent company and at several of our subsidiaries. Our new and existing management and support staff have had to devote substantial amounts of time and resources to addressing all of the accounting issues that were found through the numerous internal forensic investigations and internal and external audits and to complete the audit of our fiscal 2002 consolidated financial statements. Significant amounts of time also have been spent with respect to the related governmental and regulatory investigations and legal proceedings that are ongoing. As a result of the foregoing, our management and support staff’s attention to our operations and strategic planning has been diverted, which has negatively affected our business.

As noted above, we have restricted our capital expenditures during fiscal 2003 in order to strengthen our free cash flow. Accordingly, we have delayed or cancelled several of our planned initiatives that involve discretionary capital expenditures, such as store remodeling. However, we expect to continue working on initiatives that will reduce our administrative costs, as well as other initiatives, including the opening of new stores, that are critical for us to remain competitive in our markets. Our objective is to fund these initiatives largely through cash generated by our operations. We are working with our vendors to develop ways to lower the cost of products, through, among other initiatives, jointly developing improved ordering systems and creating additional buying synergies.

Operating Expenses: Fiscal 2003

We expect that our operating expenses for fiscal 2003, excluding the impact of currency exchange rates, will be significantly higher than our operating expenses in fiscal 2002 (excluding the impact of goodwill impairment charges taken in fiscal 2002 and the exceptional loss in fiscal 2002). We have incurred in fiscal 2003, and will continue to incur, significant costs in connection with the forensic accounting and legal investigations that have been conducted and the changes we are making in light of these investigations, including costs related to strengthening our internal controls and integrating our operating systems. We also have incurred and will continue to incur substantial costs relating to ongoing litigation and government and regulatory investigations. Most of these costs will be recorded as general and administrative expenses. In addition, in fiscal 2003, we expect contributions to our defined benefit plans will increase significantly, partly as a result of compliance with minimum plan assets to liabilities coverage ratios prescribed by U.S. and European laws.

Net Financial Expense: Fiscal 2003

On March 3, 2003, we entered into the 2003 Credit Facility, which replaced the 2002 Credit Facility. We expect that our interest expense for fiscal 2003 will increase in part because the 2003 Credit Facility has a higher applicable borrowing rate than the 2002 Credit Facility. The applicable borrowing rate under the 2003 Credit Facility as of October 3, 2003, is LIBOR (or EURIBOR on EUR borrowings) plus 3.25%. The applicable borrowing rate under our 2002 Credit Facility as of fiscal year-end 2002 was LIBOR (or EURIBOR on EUR borrowings) plus a margin of 0.35% to 0.40%, depending upon the amount of debt drawn under the facility.

In addition, our level of borrowing and letters of credit under the 2003 Credit Facility have increased compared to the level under the 2002 Credit Facility. We also have incurred significant fees under the 2003 Credit Facility and in connection with the extension and amendment of our accounts receivable securitization programs. Our borrowings under the 2003 Credit Facility as of October 3, 2003, were USD 750 million and EUR 600 million, plus USD 353 million of issued letters of credit that currently bear a fee of 3.25% of the stated amount. Our borrowings under the 2002 Credit Facility as of fiscal year-end 2002 were USD 80 million, plus USD 150 million of issued letters of credit with a fee of 0.40%. For additional information about the 2003 Credit Facility, please see “Results of Operations” and “Liquidity and Capital Resources” below in this Item 5.

Set forth below is a discussion of our expectations of our results of operations for our various operating businesses for fiscal 2003.

Retail Trade in the United States: Fiscal 2003

We expect that net sales for our U.S. retail trade operations in fiscal 2003 will increase modestly, excluding the effects of currency exchange rates, although the weakened economy has affected and is expected to continue to negatively affect our U.S. retail trade net sales in fiscal 2003, particularly in the southeastern United States, where a combination of strong competition and high unemployment rates are creating a difficult trading environment. At Stop & Shop and Giant-Carlisle, we expect strong net sales growth, excluding the impact of currency exchange rates, in fiscal 2003 compared to fiscal 2002. On the other hand, Bruno’s, and to a lesser extent, Giant-Landover and Tops, have been experiencing pressure on net sales in fiscal 2003. We expect that our U.S. retail trade operating expenses will increase in fiscal 2003, reflecting additional pension premiums and payments to our pension funds due to the poor performance of the stock markets, as well as continued rising health care costs. A part of these expenses is, however, being offset through various cost saving initiatives, the most significant of which are detailed below. These factors will adversely affect operating income in fiscal 2003.

We are decreasing our administrative costs by combining certain functions at four of our U.S. retail trade operations into two integrated organizations. Tops and Giant-Carlisle began implementing a shared service organization in fiscal 2001. This process was substantially completed in August 2003. BI-LO and Bruno’s are also implementing a shared service organization. It will combine administrative functions of BI-LO and Bruno’s. We have continued to centralize our purchasing of not-for-resale goods and services used in our business, including fixtures and store equipment.

In August 2003, we announced our intention to sell Golden Gallon convenience stores, which are part of our BI-LO operations. This is in line with our objective to restructure our portfolio and focus on our core businesses. The sale was completed in October 2003.

Retail Trade in Europe: Fiscal 2003

At the beginning of fiscal 2003, we implemented a new management structure for our retail trade operations in Europe, which we expect will allow us to respond more quickly and more decisively to the changing market conditions in Europe.

In Europe, we have experienced retail trade sales pressure in fiscal 2003 due to the weakened economy and consumers’ focus on price, combined with increased competition. We expect that net sales will grow in fiscal 2003, compared to fiscal 2002, as a result of identical net sales growth in a limited number of markets and store expansions at most operations despite the sales pressure resulting from the weakened economy, consumers’ focus on price and increased competition.

At Albert Heijn, in particular, lower consumer spending is negatively affecting net sales and our market share in fiscal 2003. Additionally, since the summer of fiscal 2002, there has been a negative market sentiment towards Albert Heijn due to its perceived high price level. As a result, at Albert Heijn, we will be evaluating our pricing strategy, our cost structure and promotional activities. As announced on September 3, 2003, in order to improve efficiency and remain competitive in the market, we are restructuring the head office and logistics functions of Albert Heijn, including by reducing 440 staff jobs. As a result, we anticipate that restructuring costs will negatively impact the operating income of Albert Heijn in fiscal 2003.

In our other Europe retail trade operations, we have made strong efforts to improve net sales, despite the weakened economy. We are focusing on margin management through common sourcing and product mix, as well as cost reduction programs. The effectiveness of these programs, however, will not counteract the overall pressure on net sales and our gross profit margin and we foresee lower operating income for fiscal 2003 compared to fiscal 2002 for our other Europe retail trade operations.

In September 2002, we announced that, as part of our arena strategy, the administrative functions and management of our operations in the three Central European countries of Poland, the Czech Republic and Slovakia, would be integrated into one organization in order to realize synergies. To further this objective, we expect to create a new legal entity called Ahold Central Europe, which is expected to be located in the Czech Republic. During fiscal 2003, we have been focusing on integrating the administrative functions and management of these three operations. In Spain, we continue to integrate the administrative functions of the businesses that we acquired, as well as further reducing the number of legal entities we have in Spain. However, the integration process in Spain is taking much longer than we had expected. We also anticipate taking initial steps toward cooperation between our operations in Spain and our equity investment in JMR in Portugal, focusing on sourcing.

We completed in May 2003 the sale of De Tuinen, our wholly-owned subsidiary that operated a chain of 65 natural product stores in The Netherlands, to NBTY’s British subsidiary, Holland & Barrett Europe Ltd., and, during the second quarter of fiscal 2003, the sale of our Dutch confectionery store chain, Jamin, through a management buy-out. Additionally, in September 2003, we sold our Dutch restaurant, De Walvis.

Retail Trade in Latin America: Fiscal 2003

In July 2003, we sold our 99.6% interest in the Chilean operations of Santa Isabel. In September 2003, we sold 100% of the shares of the Paraguayan operations, formerly part of Santa Isabel. Additionally, we announced our intention to divest our remaining subsidiaries in South America.

In Latin America, a slowdown in the economy and the economic crisis in Brazil and Argentina have affected and are expected to continue to affect our retail trade net sales in those markets in fiscal 2003. We expect to continue to experience gross profit margin pressures in fiscal 2003 as a result of the new pricing strategies we implemented in Brazil and Argentina in fiscal 2002 and the announcements of our intended divestments.

Retail Trade in Asia Pacific: Fiscal 2003

In September 2003, we completed the sale of 22 stores and two distribution centers in Indonesia, and 33 stores and a grocery distribution center in Malaysia. These transactions are in line with our objective of withdrawing from the Asia Pacific region. As a result of the divestment program in Asia in fiscal 2003, we have incurred restructuring charges, including store closure costs, severance payments and asset write-offs.

In our Asia Pacific segment, we have experienced a decline in retail trade net sales and gross profit margin as a result of the sale of our stores in Malaysia and Indonesia, which have negatively affected our results of operations. In addition, we expect a decline in net sales in Thailand due to strong competition.

Food Service in the United States: Fiscal 2003

In the United States, as a result of the issues that we announced on February 24, 2003, the related internal and external investigations and events, combined with the resignation or termination of a significant portion of the senior management of USF, our focus and the focus of Ahold’s and USF’s existing senior management in fiscal 2003 has been diverted from USF’s operations and customer service to a focus on resolving these issues and rebuilding our USF management team. On October 14, 2003, our Corporate Executive Board appointed Lawrence S. Benjamin as Chief Executive Officer at USF, effective November 1, 2003.

During fiscal 2003, we have continued our integration of Alliant and other smaller acquisitions into USF. The main components of the integration, including the integration of operations, the consolidation of distribution centers that operate in overlapping markets and the integration of product offerings, are substantially complete. However, due to our focus on the accounting and related issues discussed above, completion of the remaining portions of USF’s integration plan, which includes the further integration of distribution routes, the re-focus of USF’s sales force and the roll-out of centralized procurement, has been delayed. As a result, we have not yet been able to fully recognize synergies from USF’s recent acquisitions. We have also continued our efforts to consolidate and standardize information technology systems. Although we have accomplished a number of computer system conversions, substantial system conversion projects, including the complete implementation of the SIS vendor allowance tracking system, remain. With the exception of a few vendors, we expect to be able to track all vendor allowances by mid-fiscal 2004.

USF has instituted a new methodology on the accounting for and recognition of vendor prepayments in response to accounting and control issues raised during the internal investigations. While the SIS vendor allowance tracking system is under development and testing, USF has initiated a manual vendor allowance tracking system. This manual system aggregates information including a detailed review of vendor purchasing contracts, reporting provided by vendors on purchases made, information developed within USF on purchasing activities, cash collections of purchase allowances, and regular reconciliations of the information with vendors. USF has instituted having its purchasing department, accounting department and its senior management regularly review this information so as to verify it and the recognition of vendor allowances.

In fiscal 2003, we expect net sales for our food service operations in the United States to increase marginally from fiscal 2002 because of the completion in early fiscal 2003 of the consolidation of distribution centers discussed above and the recovery of sales lost during those consolidation efforts. We expect that gross profit at USF will decrease in fiscal 2003 as a result of the company’s focus on controlling inventory and purchases from vendors. As a result of the latter, volume allowances, which are based on purchases from vendors and which are an offset against cost of goods sold, will be reduced. Therefore, USF’s cost of goods sold will be higher as a percentage of its net sales, thereby negatively affecting gross profit. Gross profit also will be negatively affected by actions taken by the USF sales force subsequent to the February 24, 2003 announcement to retain customers and respond to the increase in competitors’ efforts to increase sales to USF customers. In addition, USF’s gross profit margins currently are substantially lower than its major competitors, primarily because of competitors’ significantly better purchasing programs, a higher ratio of higher-margin street customers to lower-margin chain customers and higher level of private label product sales. To address this, beginning in late fiscal 2003, USF will enter into discussions with its vendors to negotiate more favorable product costs. We are also aiming to improve USF’s future profitability by increasing USF’s relative level of street sales and the sale of its private and signature brands, which have higher margins. We also are increasing training and focusing on management of USF’s sales force, instituting a rigorous customer profitability review and implementing strong cost controls consistent with our increased internal control environment.

Food Service in Europe: Fiscal 2003

We expect net sales in fiscal 2003 for our Deli XL food service operations in Europe, located in The Netherlands and Belgium, to be slightly lower than in fiscal 2002, particularly due to the continuing unfavorable economic circumstances. We are introducing a cost-savings program intended to take advantage of synergies in administrative processes, especially in the area of logistics. As part of this program, which we announced in August 2003, we intend to restructure our operations at Deli XL in order to gain more efficiencies and to maintain and strengthen our competitive position in the Dutch and Belgian food service markets. The restructuring program includes reductions of 200 staff jobs in the Dutch operations. We experienced pressure on gross margin in our European food service operations in fiscal 2003.

Our Share in Income of Joint Ventures and Equity Investees: Fiscal 2003

In addition to our consolidated subsidiaries, we also have interests in retail trade operations through our joint ventures with respect to which we do not have majority voting power. The income or losses generated by these joint ventures is included in our income or loss from unconsolidated joint ventures and equity investees. As of fiscal year-end 2002, we had interests in several entities that we accounted for as unconsolidated joint ventures. The three most significant entities are ICA, JMR and Paiz Ahold, which holds a 66 2/3% interest in CARHCO. For additional information regarding the operations of these entities, please see Item 4 “Information on the Company—Organizational Structure.”

We expect that our share in income of joint ventures and equity investees, excluding the effects of currency exchange rates, will be slightly higher in fiscal 2003 than in fiscal 2002. The expected increase is due to the fact that DAIH will no longer affect our share in income of joint ventures and equity investees because DAIH is no longer an unconsolidated entity. We began consolidating the results of DAIH in our financial statements in the third quarter of fiscal 2002. In fiscal 2002, DAIH had a significant negative impact on our share in income of joint ventures and equity investees.

Factors Affecting Results of Operations in Fiscal 2002 and Fiscal 2001

Our results of operations for fiscal 2002 and fiscal 2001 were significantly affected by the acquisitions we made and new joint ventures we formed in fiscal 2000 through fiscal 2002. In addition to our acquisitions and joint ventures, a number of other factors affected our results of operations in fiscal 2002 and fiscal 2001, including economic and political factors, as well as currency exchange rate fluctuations.

Acquisitions in Fiscal 2002, Fiscal 2001 and Fiscal 2000

In fiscal 2002, fiscal 2001 and fiscal 2000, we completed several acquisitions and joint venture investments. Through these acquisitions and joint ventures, we entered a number of new markets and expanded in existing markets. These acquisitions and joint ventures significantly affected our results of operations. However, as discussed above, beginning in late fiscal 2002, we have changed our focus from acquisitions to divestments of certain operations in an effort to focus on our core operations in selected markets that fit within our new strategy.

In the second quarter of fiscal 2002, we began consolidating Disco in our financial statements as a result of directly acquiring shares of Disco in consideration for capitalizing intercompany loans we had directly made to Disco.

During fiscal 2002, as a result of VRH’s default on certain indebtedness, on which we were contingently liable, we were required in July 2002 to purchase substantially all of VRH’s shares in DAIH and to take over certain of VRH’s indebtedness. For additional information about our acquisition of the DAIH shares, please see “Exceptional Loss on Related Party Default Guarantee” below in this Item 5 and Note 5 to our consolidated financial statements included in Item 18 of this annual report. In addition, we completed the following individually insignificant acquisitions and joint venture investments that are material in the aggregate for a total cost of EUR 380 million, which was paid primarily in cash and assumed debt: in the food retail area, Jumbo Hypermarkets in Poland, PSP Group in Indonesia (in which we obtained the remaining 30% interest), G. Barbosa and certain stores from Lusitana (acquired by Bompreço) in Brazil, Santa Isabel in Chile (in which we increased our direct and indirect ownership to 97%) and Disco in Argentina (in which we increased our ownership to 99.6%) and, in the food service area, Allen Foods and certain assets of Lady Baltimore in the United States.

In fiscal 2001, we acquired Alliant, a food service company in the United States, and Bruno’s, a food retail company in the United States. In consideration for the Alliant acquisition, we paid a total of USD 1.5 billion (EUR 1.6 billion) in cash and assumed USD 436 million (EUR 487 million) of debt. In consideration for the Bruno’s acquisition, we paid a total of USD 578 million (EUR 644 million), including assumed debt. We also acquired the following individually insignificant entities, or an interest in them, that are material in the aggregate for a total cost of EUR 655 million, which was paid primarily in cash and assumed debt: in the food retail area, DAIH (in which we increased our ownership to 55.9%), Bompreço in Brazil (in which we obtained the remaining preference shares), Cemetro in Spain, certain Grand Union stores in the United States and Peapod in the United States (in which we increased our interest to 100%) and, in the food service area, Mutual and Parkway, both in the United States.

In fiscal 2000, we acquired USF and PYA/Monarch, both of which are food service companies in the United States, Superdiplo, a food retail company in Spain, and obtained our interest in ICA, a food retail company headquartered in Sweden. In consideration for the acquisitions of USF and PYA/Monarch, we paid a total of approximately USD 3.6 billion and approximately USD 1.6 billion, respectively, which was paid primarily in cash and assumed debt. In the Superdiplo acquisition, we exchanged approximately 37 million of our newly issued common shares for shares of Superdiplo, representing 97.64% of the outstanding share capital of Superdiplo. In consideration for the joint venture investment in ICA, we paid a total of approximately EUR 1.8 billion in cash. In fiscal 2000, we also acquired the following individually insignificant entities, or an interest in them, that are material in the aggregate for a total of EUR 1.0 billion, which was paid primarily in cash, assumed debt and our common shares: in the food retail area, Kampio in Spain, Ekono in Argentina, Bompreço in Brazil (in which we obtained the remaining voting shares), A&P in The Netherlands and Peapod and certain assets of Streamline.com (“Streamline”) in the United States and, in the food service area, MEA in Belgium. For a more detailed discussion of our acquisitions in fiscal 2002, fiscal 2001 and fiscal 2000, please see Item 4 “Information on the Company—Acquisitions” and Note 4 to our consolidated financial statements included in Item 18 of this annual report.

Acquisitions in which we obtained 50% or greater voting interest have been accounted for by the purchase method of accounting. The purchase price for the acquisitions has been allocated based on the estimated fair values of the assets acquired and the liabilities assumed. As discussed in Note 2 to our consolidated financial statements included in Item 18 of this annual report and in “Critical Accounting Policies—Purchase Accounting and Goodwill” above in this Item 5, under Dutch GAAP, until November 2000, any resulting goodwill was immediately charged to shareholders’ equity in the year of acquisition. As of December 1, 2000, goodwill is capitalized and amortized on a straight-line basis over a maximum period of 20 years. For treatment of goodwill under US GAAP, please see “Critical Accounting Policies—Purchase Accounting and Goodwill” above in this Item 5 and Note 32 to our consolidated financial statements included in Item 18 of this annual report. Goodwill is, in general, only tax deductible in the case of an asset acquisition. The operating income of all acquisitions is normally included in our consolidated statements of operations from the dates of the acquisition. In connection with these acquisitions and joint venture investments, we have incurred restructuring charges. The restructuring charges generally relate to integration costs, including employee costs relating to severance. For additional information about these charges, please see Note 8 to our consolidated financial statements included in Item 18 of this annual report.

Impact of Impairment Charges and Weakened Economy in Fiscal 2002 and Fiscal 2001

Although our net sales increased from fiscal 2001 to fiscal 2002 and from fiscal 2000 to fiscal 2001, our businesses have been negatively affected by the prolonged economic downturn in fiscal 2002 and fiscal 2001. In fiscal 2002, this weakened global economy significantly affected our results as high unemployment rates depressed consumer purchasing power and declining confidence in the economy caused customers to decrease consumer spending and to shift buying habits. In the southeastern United States, Argentina and Brazil, in particular, the decrease in consumer spending and the shift in buying habits of consumers to mass merchandiser clubs or other value-based operators forced us to lower prices and, in some cases, caused us to lose market share.

As a result of the declining economic conditions in Spain, Argentina, Chile, Brazil and the southeastern United States, we recorded goodwill and other intangible assets impairment charges of EUR 1.3 billion in fiscal 2002 under Dutch GAAP, primarily relating to Ahold Supermercados in Spain, DAIH (through which we held our interests in Disco and Santa Isabel), Bompreço, G. Barbosa and Bruno’s. Under Dutch GAAP, we did not recognize any goodwill impairment charge relating to USF due to the fact that the goodwill on the acquisition of USF in fiscal 2000 was charged against shareholders’ equity in fiscal 2000. Additionally, we incurred charges totaling EUR 137 million relating to impairment of other long-lived assets, primarily in the Czech Republic, Poland, Spain, Latin America, Asia Pacific and the United States. We evaluated the recoverability of our tangible fixed assets because we had indications of potential impairment issues, most notably the deterioration in market conditions due to a general slow-down in the economic environment and increased competition in fiscal 2002 in some of the markets where we operate. We were required to reduce the carrying value of some of our tangible fixed assets to fair value and recognize an asset impairment charge in fiscal 2002 because the carrying value of the affected assets exceeded the projected future discounted cash flows related to them. Fair value of the impaired assets was calculated using discounted future net cash flows expected to result from the use of each asset and its eventual disposition.

Under US GAAP, we recognized an additional impairment loss for goodwill of EUR 3.5 billion and other intangible assets of EUR 22 million in fiscal 2002, as a result of the adoption of SFAS No. 142 on December 31, 2001. In accordance with SFAS No. 142, we ceased to amortize goodwill and other intangible assets with indefinite useful lives under US GAAP. Instead, we test them for impairment annually, and more frequently if circumstances indicate a possible impairment. After the transitional impairment tests were performed on each reporting unit upon the adoption of SFAS No. 142, we recognized a transitional impairment loss of EUR 2.8 billion in fiscal 2002. The most significant portion of this transitional impairment loss was EUR 2.1 billion, which related to USF, which was caused primarily by the fraud and accounting irregularities uncovered at USF, and the declining economic conditions in the food service industry in the United States, both of which had a significant negative impact on the carrying value of USF’s goodwill. In addition to USF, we recorded transitional impairment losses under US GAAP related to our operations in other Europe retail trade, principally Spain of EUR 136 million, Latin America retail trade, principally Brazil of EUR 331 million and Asia Pacific retail trade, principally Malaysia of EUR 29 million and Thailand of EUR 150 million.

In addition to transitional impairment losses, we recognized under US GAAP additional impairment losses in fiscal 2002 related to goodwill and other intangible assets of EUR 735 million. We recognized additional goodwill impairment losses related to USF of EUR 529 million due to a further deterioration of USF’s business as a result of the investigations and related changes in management. We also recognized additional goodwill impairment losses related to our operations in other retail trade in the United States, principally from Peapod of EUR 43 million and Bruno’s of EUR 7 million, respectively. At Peapod, the impairment was recognized as a result of lower expected growth of our internet grocery sales. At Bruno’s, the impairment was recognized as a result of a higher carrying value of goodwill under US GAAP due to the use of an amortization period of 40 years compared to 20 years under Dutch GAAP. We recognized additional goodwill impairment loss related to our operations in other retail trade in Europe of EUR 115 million. This impairment was recognized as a result of lower than expected operating performance after the acquisition of Superdiplo due to a slow down of the Spanish economy and lower than expected cost savings from the integration of our business in Spain. We recognized additional goodwill impairment losses of EUR 41 million related to our operations in retail trade in Latin America due to downward revisions to expected future cash flows as a result of an economic downturn in Argentina, Brazil and Chile.

For a discussion of these impairment charges, please see “Overall Results of Operations—Operating Expenses—Fiscal 2002” below in this Item 5. For a discussion of impairment charges under US GAAP, please see “Results of Operations—Overall Results of Operations—Adjustments to Conform to US GAAP” below in this Item 5. For additional information, please see “Critical Accounting Policies—Purchase Accounting and Goodwill” above in this Item 5 and Note 6 to our consolidated financial statements included in Item 18 of this annual report.

Impact of Currency Exchange Rates and Presentation of Financial Data Using Constant Exchange Rates

Because a substantial portion of our assets, liabilities and operating income is denominated in US dollars, we are exposed to fluctuations in the value of the US dollar against the Euro. To a lesser extent, our results are affected by currency valuations in Latin America and the Asia Pacific region. As a result, we are subject to foreign currency exchange risk due to exchange rate movements, which affect our transaction costs and the translation of the results and underlying net assets of our foreign subsidiaries. It is our policy to cover substantially all foreign exchange transaction exposure. Our financial and risk management policy is to match the currency distribution of our borrowings to the denomination of our assets to the extent practicable. We do not use financial instruments to hedge the translation risk related to equity and earnings of foreign subsidiaries and non-consolidated companies. The effect of changes in currency exchange rates for fiscal 2002 compared to fiscal 2001 was a decrease in net sales of approximately EUR 2.3 billion. In fiscal 2002, the weighted average value of the US dollar against the Euro was 0.9424 compared to 0.8956 in fiscal 2001. For additional information about our exposure to translation risk and our use of derivative financial instruments to cover our exposure to currency transaction risks, please see Item 3 “Key Information—Risk Factors—Risks Related to Our Industry and Operations—Unfavorable currency exchange fluctuations could adversely affect our results of operations” and Item 11 “Quantitative and Qualitative Disclosures about Market Risk.”

In this section, in certain instances, in addition to presenting our results under Dutch GAAP, we also present changes in net sales and operating income using constant exchange rates. When we use constant exchange rates, we present information for the prior year using the same currency exchange rate as used in the current fiscal year in order to exclude the impact of changes in exchange rates. The results we provide in constant exchange rates are not prepared in accordance with Dutch GAAP. Each time we present results using constant exchange rates, we also provide the same information in accordance with Dutch GAAP, as such information is presented in our consolidated financial statements included in Item 18 of this annual report. We believe that the use of constant exchange rates provides useful information to our shareholders because it is the same measure used by our internal decision makers and it provides a means to evaluate the operating performance of our segments and permits comparisons of different periods without distortion due to currency exchange rates. Our use of constant exchange rates may or may not be consistent with the method used by other companies. Shareholders should view information presented using constant exchange rates as a supplement to, and not a substitute for, Dutch GAAP measures.

Under Dutch GAAP, consolidated net sales in fiscal 2002 were EUR 62.7 billion, representing net sales growth of 15.6% over consolidated net sales of EUR 54.2 billion in fiscal 2001, which represented net sales growth of 32.8% over consolidated net sales of EUR 40.8 billion in the prior fiscal year. Excluding the impact of currency exchange rates, consolidated net sales in fiscal 2002 were EUR 62.7 billion, representing net sales growth of 20.8% over consolidated net sales of EUR 51.9 billion in fiscal 2001. Excluding the impact of currency exchange rates, consolidated net sales in fiscal 2001 were EUR 54.2 billion, representing net sales growth of 31.2% over consolidated net sales of EUR 41.3 billion in fiscal 2000.

Exceptional Loss on Related Party Default Guarantee

Our operating expenses in fiscal 2002 included an exceptional loss of EUR 372 million relating to the default by VRH on debt that we had guaranteed. In January 1998, we purchased a 50% interest in DAIH from VRH, a company controlled by the Peirano family, for USD 368 million (EUR 408 million). The Peirano family also controlled other companies with significant banking activities in Argentina and Uruguay. At the time of the purchase of our interest in DAIH in fiscal 1998, DAIH owned 50.35% of Disco and 36.96% of Santa Isabel.

At the time of the purchase of our interest in DAIH, one of our subsidiaries, Croesus Inc. (“Croesus”) (formerly Ahold U.S.A., Inc.), provided a USD 100 million loan to VRH bearing interest at 6% per annum and maturing on January 13, 2008 (the “USD 100 Million Loan”). The USD 100 Million Loan was secured by a pledge of 500 DAIH shares owned by VRH. Pursuant to the terms of a Note Sale Agreement and Transfer Deed, dated August 3, 1998 (the “Note Sale Agreement”), Croesus sold all of its rights under the USD 100 Million Loan to Stichting Philips Pensioen Fonds and Nationale Nederlanden Levensverzekering Maatschappij (the “Institutional Investors”) and all other related rights (including the rights of Croesus related to the pledged 500 DAIH shares) for USD 99 million (EUR 110 million). Under the Note Sale Agreement, upon the occurrence of certain events, including a payment default by VRH on other indebtedness, the Institutional Investors had the right to sell to us all of the Institutional Investors’ rights in respect of the USD 100 Million Loan at a price equal to the aggregate outstanding principal amount of the USD 100 Million Loan, together with interest accrued to the sale date, plus a contractually required payment for breakage costs.

Subsequently, VRH obtained the following additional loans from various financial institutions (the “Lenders”) (collectively, the “Secured Bank Loans” and, together with the USD 100 Million Loan, the “VRH Loans”):

•	on September 1, 1999, a USD 190 million loan, of which VRH borrowed USD 177 million, bearing interest per annum at LIBOR plus a margin of 0.525% to 1.025% (depending upon our long-term senior unsecured debt rating), initially maturing on September 1, 2000, subject to extensions for additional one-year terms, and secured by a pledge of 763 DAIH shares owned by VRH;

•	on December 15, 1999, a USD 38 million loan, bearing interest per annum at LIBOR plus a margin of 1.0%, initially maturing on December 16, 2000, subject to extensions for additional one-year terms, and secured by a pledge of 156 DAIH shares owned by VRH;

•	on April 27, 2000, a USD 38 million loan, bearing interest per annum at LIBOR plus a margin of 1.0%, initially maturing on April 28, 2001, subject to extensions for additional one-year terms, and secured by a pledge of 156 DAIH shares owned by VRH;

•	on June 9, 2000, a USD 28 million loan, bearing interest per annum at LIBOR plus a margin of 1.0%, initially maturing on June 9, 2001, subject to extensions for additional one-year terms, and secured by a pledge of 117 DAIH shares owned by VRH;

•	on June 12, 2001, a USD 30 million loan, bearing interest per annum at LIBOR plus a margin of 1.25%, initially maturing on December 14, 2002, subject to one two-year extension, and secured by a pledge of 122 DAIH shares owned by VRH; and

•	on May 23, 2002, a USD 24 million loan (the “May 2002 Loan”), bearing interest per annum at LIBOR plus a margin of 1.0%, initially maturing on May 23, 2005, subject to prepayment under certain circumstances, and secured by a pledge of 302 DAIH shares owned by VRH.

A portion of the proceeds of the Secured Bank Loans was used to finance VRH’s share of capital investments in DAIH. At the time of each Secured Bank Loan, we agreed with the relevant Lender that, if an event of default occurred in respect of that Secured Bank Loan, we would purchase or cause one of our designated affiliates to purchase from VRH the DAIH shares pledged in connection therewith at a specified price of USD 260,000 per share in the case of all of the Secured Bank Loans (except the May 2002 Loan for which USD 82,500 per share was the specified price). It was agreed that the proceeds would be paid by us or our designated affiliate to the relevant Lender under the related Secured Bank Loan for amounts owed by VRH to that Lender thereunder.

On March 5, 2002, we made a USD 5 million unsecured loan to VRH (the “USD 5 Million Loan”).

No accrual was made in our fiscal 2000 financial statements for the contingent liabilities relating to the foregoing arrangements that existed at the time since the likelihood that VRH would default on the VRH Loans was considered by us to be remote at the time. Shortly after the end of fiscal 2001, there were indications that VRH and the Velox group were facing financial difficulties as a result of the deteriorating political and economic situation in Argentina. Based on an evaluation of the positive and negative evidence available to assess the likelihood of a default of VRH under the VRH Loans as of April 9, 2002 (the date of the filing of our fiscal 2001 annual report on Form 20-F), we concluded at the time that it was reasonably possible but not probable that VRH would default. The negative evidence included:

•	the deterioration of the Argentine economy in the latter half of fiscal 2001, followed by the enactment of certain economic policies in Argentina in fiscal 2002, including a policy under which certain debts denominated in US dollars within the banking sector were redenominated as Argentine Peso loans on a one-to-one mandatory conversion basis. We believe this policy especially affected the Peirano family, whose holdings included Argentine banking assets; and

•	communications from a member of the Peirano family and from VRH management in fiscal 2002 indicating the existence of liquidity problems.

The positive evidence included:

•	indications that certain financial institutions were providing support to the Peirano family; and

•	confirmations received from a member of the Peirano family indicating an ability and intent to avoid default and remain a long-term partner in DAIH.

On balance, we believed that while it was reasonably possible, it was not probable, as of the date of release of our fiscal 2001 financial statements, that VRH would default on its loans. Accordingly, no accrual was recorded in our fiscal 2001 financial statements.

Our management believes that the effects of the new redenomination law enacted in Argentina, the subsequent devaluation of the Argentine Peso, and subsequent actions taken by national banking regulators with respect to the Velox group banks, all of which happened in fiscal 2002, are the primary events that may have ultimately led to VRH’s default. Since a large portion of the Velox group’s holdings comprised banks in Argentina and Uruguay, these events are believed to have significantly affected not only the Velox group’s bank in Argentina, but also its bank in Uruguay. Therefore, we believe that, even in the event that we were to have concluded that VRH’s default was probable at the date of the issuance of our financial statements on April 9, 2002, the loss would not have been recorded in fiscal 2001, because these conditions did not exist at December 30, 2001, but rather arose subsequent to that date.

On July 16, 2002, we received a default notice from one of the Lenders, which subsequently triggered defaults under all of the VRH Loans. Subsequently, each of the Lenders exercised its right to require that we (or a designated affiliate) purchase DAIH shares pledged to secure VRH’s obligations under the relevant Secured Bank Loan. In accordance with our agreements with the Lenders, in July and August 2002, Ahold Latin America, as the affiliate designated by us, purchased the 1,207 DAIH shares pledged under all of the Secured Bank Loans (except the May 2002 Loan) at a price of USD 260,000 per share and the 294 DAIH shares pledged under the May 2002 Loan at a price of USD 82,500 per share. Of the 1,616 DAIH shares originally pledged to the Lenders under the Secured Bank Loans, we were obligated to purchase 1,501 DAIH shares, which provided sufficient funds to the Lenders to pay off VRH’s obligations under the Secured Bank Loans.

Pursuant to the Note Sale Agreement, the Institutional Investors exercised their right to transfer their rights under the USD 100 Million Loan to us. As a result, we paid the Institutional Investors USD 110 million (EUR 111 million), consisting of the outstanding principal of the USD 100 Million Loan and interest thereon, plus the required payment for breakage costs. The Institutional Investors transferred to us the rights under the related pledge of the 500 DAIH shares. We purchased the 500 DAIH shares at a price of USD 40,000 per share in August 2002, with the purchase price being set off against amounts owed by VRH to us under the USD 100 Million Loan.

In August 2002, we purchased from VRH the 115 DAIH shares remaining from the pledges of the Secured Bank Loans for a total purchase price of USD 5 million (USD 40,000 per share), which was set off against remaining amounts owed by VRH to us under the USD 100 Million Loan.

In connection with the foregoing transactions, we paid the Lenders and the Institutional Investors a total amount, including interest, of USD 448 million (EUR 453 million). As a result of the foregoing transactions, we assumed full ownership of DAIH.

We wrote off the USD 5 Million Loan in fiscal 2002. Since the purchase price for the DAIH shares referred to above exceeded the fair value of the shares acquired, and as a result of writing off the USD 5 Million Loan, we recorded a EUR 372 million loss in connection with these transactions in fiscal 2002.

The loss was calculated as follows:

Fiscal
2002
(in USD millions, except as noted)
Cash paid to Lenders and Institutional Investors	448
Write-off of loan to VRH	5

Total	453
Fair value of 2,116 shares at USD 40,000 per share in August 2002	(85)

Loss on Default	368

Loss on Default in EUR millions	372

In addition, on December 15, 1999, VRH obtained a USD 25 million loan from a financial institution, the proceeds of which were loaned to us and secured by a pledge of our promissory note to VRH (the “USD 25 Million Loan”). The proceeds of the USD 25 million loan from VRH to us were used as part of the financing for purchasing shares of common stock of Santa Isabel in connection with its rights offering.

The default by VRH under the Senior Bank Loans triggered a default under the USD 25 Million Loan. We repaid the USD 25 Million Loan plus interest thereon owed by VRH. Concurrently, we were relieved of our liability to VRH under our loan from VRH in the same amount. These off-setting amounts had no net accounting result and are not part of the EUR 372 million loss.

Pension Plan Liability

Our contribution to our defined benefit plans in fiscal 2002 was EUR 121 million, an increase of EUR 44 million over fiscal 2001. The increases in contributions are largely a result of maintaining appropriate funding levels to meet actuarial expectations of future costs of our obligations under these plans. U.S. and European law prescribe minimum coverage ratios of plan assets to liabilities. The increases in contributions are partly the result of maintaining these minimum coverage ratios. The poor performance of the stock markets in fiscal 2002 and fiscal 2001 also had a negative influence on the investment results of our pension funds, resulting in our increased contribution to the defined benefit plans.

Results of Operations

Summary of Our Consolidated Financial Data

Presented below is a summary of our consolidated financial data for fiscal 2002, fiscal 2001 and fiscal 2000:

	Fiscal
	2002		2001		2000
	Euro	% of net sales	Euro	% of net sales	Euro	% of net sales

			(restated)		(restated)
	(in EUR millions, except percentages)
Net sales	62,683	100.0	54,213	100.0	40,833	100.0
Gross profit	13,461	21.5	11,986	22.1	9,554	23.4
Operating expenses	(13,222)	21.1	(10,075)	18.6	(7,919)	19.4
Operating income	239	0.4	1,911	3.5	1,635	4.0
Net financial expense	(1,008)	1.6	(707)	1.3	(568)	1.4
Income taxes	(390)	0.6	(270)	0.5	(235)	0.6
Share in income (loss) of joint ventures and equity investees	(38)	—	(192)	(0.4)	78	0.2
Minority interest	(11)	—	8	—	10	—
Net income (loss)	(1,208)	(1.9)	750	1.4	920	2.3
Net income (loss) after preferred dividends per common share—basic	(1.34)	N/A	0.83	N/A	1.22	N/A
Net income (loss) after preferred dividends per common share—diluted	(1.34)	N/A	0.82	N/A	1.19	N/A

Overall Results of Operations

The following discussion summarizes our results of operations for fiscal 2002 compared to fiscal 2001 and fiscal 2001 compared to fiscal 2000. In certain instances, we present our results of operations excluding the impact of currency exchange rates in order to provide insight into the operating performance of our foreign subsidiaries without distortion due to currency exchange rates. For additional information about our results of operations, please see “Business Segment Information” below in this Item 5.

Net Sales

Fiscal 2002

Our consolidated net sales were EUR 62.7 billion in fiscal 2002 compared to EUR 54.2 billion in fiscal 2001. Our consolidated net sales increased by EUR 8.5 billion, or 15.6%, in fiscal 2002 compared to fiscal 2001. Currency exchange rates negatively affected our net sales in fiscal 2002. Excluding the impact of currency exchange rates, net sales would have increased by EUR 10.8 billion, or 20.8%, in fiscal 2002 compared to net sales in fiscal 2001. The increase in net sales was largely attributable to acquisitions, primarily including the full-year consolidation of Bruno’s, in the U.S. retail trade segment, and Alliant, in the U.S. food service segment. Increases in net sales from the Alliant acquisition were partly offset by the divestiture of a non-strategic line of business that was acquired as a part of that acquisition. We began consolidating Disco in our financial statements in the second quarter of fiscal 2002 as discussed under “Retail Trade: Latin America” below in this Item 5. Additionally, we consolidated the results of DAIH, including Santa Isabel, in our financial statements beginning in the third quarter of fiscal 2002, in conjunction with our purchase of additional shares of DAIH from VRH. For additional information about our acquisition of the DAIH shares, please see “Factors Affecting Results of Operations in Fiscal 2002 and Fiscal 2001—Exceptional Loss on Related Party Default Guarantee” above in this Item 5 and Note 5 to our consolidated financial statements included in Item 18 of this annual report.

Excluding these acquisitions, net sales in fiscal 2002 increased primarily as a result of net sales growth in retail trade at Stop & Shop, Giant-Carlisle and Albert Heijn, which was caused by a variety of factors, including, in particular, the opening of new stores, an increase in customer promotions and, in the case of Albert Heijn, inflation within Europe.

Fiscal 2001

Consolidated net sales in fiscal 2001 were EUR 54.2 billion compared to EUR 40.8 billion in fiscal 2000. Net sales increased by EUR 13.4 billion, or 32.8%, in fiscal 2001 compared to fiscal 2000. Currency exchange rates positively affected our net sales in fiscal 2001. Excluding the impact of currency exchange rates, net sales would have increased by EUR 12.9 billion, or 31.2%, in fiscal 2001 compared to net sales in fiscal 2000. Net sales in fiscal 2001 were also significantly affected by our acquisitions, primarily the full-year consolidation of Superdiplo in Spain and the full-year consolidation of USF and of PYA/Monarch in the United States. Additionally, the full-year consolidation of Bompreço in Latin America and the acquisition of the Grand Union stores in the United States and the A&P stores by Schuitema in The Netherlands contributed to net sales growth. Excluding these acquisitions, net sales increased mainly due to strong net sales growth at Stop & Shop, Albert Heijn and Giant-Landover. Additionally, net sales grew as a result of the opening of new stores and as a result of inflation.

Gross Profit

Fiscal 2002

Our gross profit, which includes distribution costs, was EUR 13.5 billion, or 21.5%, as a percentage of net sales, in fiscal 2002 compared to EUR 12.0 billion, or 22.1%, as a percentage of net sales, in fiscal 2001. The decrease in our gross profit margin in fiscal 2002 was primarily attributable to our growing food service business, which is a lower margin business than our retail trade business. In addition, the gross profit margins of our retail trade operations in Latin America and Asia Pacific were slightly lower in fiscal 2002 than in fiscal 2001 due to price competition.

Fiscal 2001

Gross profit was EUR 12.0 billion, or 22.1%, as a percentage of net sales, in fiscal 2001 compared to EUR 9.6 billion, or 23.4%, as a percentage of net sales, in fiscal 2000. This decline in gross profit margin was due to the full-year consolidation of USF and PYA/Monarch, both food service businesses. As noted above, the food service business typically generates lower gross profit margins than the retail trade business and, as a result, the expansion of our food service business had a negative effect on gross profit margins in fiscal 2001. The decline in gross profit margin was partially offset by increased centralized buying of perishable products for our U.S. retail trade operations.

Operating Expenses

The following table shows a breakdown of our operating expenses by category for fiscal 2002, fiscal 2001 and fiscal 2000:

	Fiscal
	2002		2001		2000
	Euro	% of net sales	Euro	% of net sales	Euro	% of net sales
			(restated)		(restated)

	(in EUR millions, except percentages)
Selling expenses	(9,073)	14.5	(8,080)	14.9	(6,534)	16.0
General and administrative expenses	(1,989)	3.2	(1,843)	3.4	(1,365)	3.4
Goodwill and intangible assets amortization	(433)	0.7	(256)	0.5	(50)	0.1
Impairment of goodwill and other intangible assets	(1,287)	2.1	(8)	—	—	—
Impairment of other long-lived assets	(137)	0.2	(10)	—	—	—
Gain on disposal of tangible fixed assets	69	(0.1)	122	(0.2)	30	(0.1)
Exceptional loss on related party default guarantee	(372)	0.6	—	—	—	—

Total operating expenses	(13,222)	21.1	(10,075)	18.6	(7,919)	19.4

Fiscal 2002

Our operating expenses increased by EUR 3.1 billion, or 31.2%, in fiscal 2002 compared to fiscal 2001. As a percentage of net sales, our operating expenses were 21.1% in fiscal 2002 compared to 18.6% in fiscal 2001. The increase in our operating expenses was largely due to impairment charges in fiscal 2002 in the total amount of EUR 1.4 billion. As discussed above, in fiscal 2002, as a result of the declining economic conditions in certain trading areas, we recorded goodwill impairment charges of EUR 882 million relating to Ahold Supermercados in Spain, as well as goodwill impairment charges of EUR 215 million related to our subsidiaries Disco and Santa Isabel, EUR 128 million related to Bruno’s and EUR 54 million related to Bompreço and G. Barbosa. Operating expenses were also negatively affected by EUR 433 million of goodwill and other intangible asset amortization. Additionally, we incurred charges totaling EUR 137 million relating to impairment of other long-lived assets, primarily in the Czech Republic, Poland, Spain, Latin America, Asia Pacific and the United States. Our operating expenses in fiscal 2002 also were negatively affected by the loss recorded relating to the default by VRH on bank debt that we had guaranteed. As a result, we had to acquire substantially all of VRH’s DAIH shares for a total amount of USD 448 million, which exceeded the fair value of the shares acquired, resulting in an exceptional loss of EUR 372 million. For additional information on this transaction, please see “Factors Affecting Results of Operations in Fiscal 2002 and Fiscal 2001—Exceptional Loss on Related Party Default Guarantee” above in this Item 5 and Note 5 to our consolidated financial statements included in Item 18 of this annual report. In addition to the impairment charges and the exceptional loss, our operating expenses in fiscal 2002 were negatively affected by the full-year consolidation of Alliant. Our selling expenses increased in fiscal 2002 to EUR 9.1 billion from EUR 8.1 billion in fiscal 2001 as a result of acquisitions and the related increase in net sales and inflation. Selling expenses, however, decreased as a percentage of net sales as a result of our continued expansion of our food service business through the acquisition of Alliant, which business’ selling expenses, as a percentage of net sales, was lower than our retail trade business. Our general and administrative expenses increased in fiscal 2002 to EUR 2.0 billion from EUR 1.8 billion in fiscal 2001, as a result of acquisitions and increases in net sales and inflation. As a percentage of net sales, our general and administrative expenses declined as a result of the growth of our food service business, which business’ general and administrative expenses, as a percentage of net sales, was lower than that of our retail trade business.

Fiscal 2001

Our operating expenses increased by EUR 2.2 billion, or 27.2%, in fiscal 2001 compared to fiscal 2000 primarily as a result of the full-year consolidation of USF and PYA/Monarch. Operating expenses in fiscal 2001 included restructuring charges of EUR 141 million, in particular related to the restructuring at USF in connection with the acquisition of Alliant. As a percentage of net sales, our operating expenses were 18.6% in fiscal 2001 compared to 19.4% in fiscal 2000 because of lower operating expenses as a percentage of net sales at USF and PYA/Monarch. The increase in our operating expenses was partially offset by leveraging of economies of scale at newly acquired companies, the elimination of redundant processes, particularly within our U.S. food service segment, and a decrease of expenses resulting from the creation of shared service organizations in our retail trade operations. Our selling expenses increased in fiscal 2001 to EUR 8.1 billion from EUR 6.5 billion in fiscal 2000 due to acquisitions and the related increase in net sales and inflation. Selling expenses, however, decreased as a percentage of net sales as a result of our acquisition of USF, which business’ selling expenses, as a percentage of net sales, is lower than our retail trade business. Our general and administrative expenses increased in fiscal 2001 to EUR 1.8 billion from EUR 1.4 billion in fiscal 2000 due to acquisitions and the related increase in net sales, as well as inflation. As a percentage of net sales, our general and administrative expenses remained constant. Goodwill and intangible asset amortization increased in fiscal 2001 to EUR 256 million from EUR 50 million in fiscal 2000 as a result of the full-year inclusion of goodwill amortization relating to Superdiplo and PYA/Monarch, which were acquired in December 2000.

Operating Income

Fiscal 2002

Our operating income was EUR 239 million in fiscal 2002 compared to EUR 1.9 billion in fiscal 2001, a decrease of EUR 1.7 billion, or 87.5%. This significant decrease was largely the result of increased operating expenses caused primarily by the impairment and amortization charges and the exceptional loss discussed above. Operating income in fiscal 2002 included a EUR 12 million gain relating to excess reserve reversals at USF, and in fiscal 2001 included a EUR 111 million loss relating to a restructuring charge at USF in connection with the acquisition of Alliant. Our operating income, as a percentage of net sales, was 0.4% in fiscal 2002 compared to 3.5% in fiscal 2001. Operating income in fiscal 2002 also was negatively affected by currency exchange rate differences, particularly as a result of the lower exchange rate of the US dollar to the Euro.

Our operating income before impairment and amortization of goodwill and exceptional loss, which is a non-GAAP financial measure, in fiscal 2002 amounted to EUR 2.1 billion, an increase of 4.0% compared to fiscal 2001. Excluding the impact of currency exchange rates, operating income before impairment and amortization of goodwill and exceptional loss would have increased by EUR 168.7 million, or 8.6%, to EUR 2.1 billion in fiscal 2002 compared to fiscal 2001. The exceptional loss refers to the exceptional loss on related party default guarantee of EUR 372 million in fiscal 2002 as a result of the default by VRH on debt that we had guaranteed. We believe providing operating income before impairment and amortization of goodwill and exceptional loss is relevant and useful information to our shareholders as it provides a more meaningful comparison of our underlying operating performance in fiscal 2002 to that in fiscal 2001, excluding certain items, including goodwill amortization, goodwill impairment and exceptional loss on related party default guarantee. It is also a measure used by our management to assess the effectiveness of our operating strategies and to evaluate our operating performance trends in different periods. The exceptional loss was unusual and is unlikely to recur. Operating income before impairment and amortization of goodwill and exceptional loss, as we have defined it, may not be comparable to similarly titled measures reported by other companies. It should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with Dutch GAAP.

The table below provides a reconciliation of the non-GAAP measure of operating income before impairment and amortization of goodwill and exceptional loss to the Dutch GAAP measure of operating income:

	Fiscal
	2002	2001	2000
		(restated)	(restated)
	(in EUR millions)
Operating income	239	1,911	1,635
Goodwill and intangible asset amortization	433	256	50
Intangible asset amortization	(180)	(104)	(45)

Goodwill amortization	253	152	5
Impairment of goodwill and other intangible assets	1,287	8	—
Other intangible assets impairment	(6)	(8)	—

Goodwill impairment	1,281	—	—
Exceptional loss on related party default guarantee	372	—	—

Operating income before impairment and amortization of goodwill and exceptional loss	2,145	2,063	1,640

Operating income before impairment and amortization of goodwill and exceptional loss increased in fiscal 2002 compared to fiscal 2001 as a result of strong operating performances at Stop & Shop, Giant-Landover and Giant-Carlisle.

Fiscal 2001

Our operating income increased to EUR 1.9 billion in fiscal 2001 from EUR 1.6 billion in fiscal 2000, an increase of 16.9%. Our operating income, as a percentage of net sales, was 3.5% in fiscal 2001, compared to 4.0% in fiscal 2000. Operating income increased in fiscal 2001 primarily as a result of acquisitions and an increase in net sales and the EUR 122 million gain on disposal of real estate, offset in part by the restructuring charges incurred in fiscal 2001, in particular relating to the restructuring of USF in connection with the acquisition of Alliant. The increase in operating income in fiscal 2001 was also affected by favorable currency exchange rates.

Net Financial Expense

Fiscal 2002

Our net financial expense, which comprises net interest expenses, gains and losses on currency exchange transactions and other financial income and expense, was EUR 1.0 billion in fiscal 2002 compared to EUR 707 million in fiscal 2001. As a result of currency devaluation, we had a loss on foreign exchange in fiscal 2002 of EUR 50 million compared to a gain on foreign exchange of EUR 108 million in fiscal 2001. The increase in net financial expense in fiscal 2002 was largely due to devaluation of the Argentine Peso and inflation adjustment losses related to Argentina and an increase in interest expense. Interest expense increased from EUR 921 million in fiscal 2001 to EUR 1.0 billion in fiscal 2002. The increase in interest expense was primarily caused by the new debt assumed or incurred in connection with acquisitions and an increase in cash dividends, as a result of fewer shareholders electing to receive their dividends in the form of common shares compared to fiscal 2001.

Fiscal 2001

Our net financial expense was EUR 707 million in fiscal 2001 compared to EUR 568 million in fiscal 2000. We had a gain on foreign exchange in fiscal 2001 of EUR 108 million compared to a gain of EUR 39 million in fiscal 2000. Interest expense increased by EUR 222 million in fiscal 2001. Excluding the gain on foreign exchange, the increase in net financial expense was largely due to the debt of PYA/Monarch and Superdiplo assumed as part of those acquisitions, as well as interest expense on debt incurred to finance acquisitions.

Income Taxes

Fiscal 2002

Our effective tax rate, calculated as a percentage of income (loss) before income taxes, was negative 50.8% in fiscal 2002 primarily as a result of non-tax-deductible goodwill amortization of EUR 179 million, goodwill impairment of EUR 1.3 billion, the exceptional loss on related party default guarantee of EUR 372 million and foreign exchange loss primarily relating to the devaluation of the Argentine Peso. Our effective income tax rate in fiscal 2001 was 22.5%. The statutory corporate income tax rates in The Netherlands for fiscal 2002 and fiscal 2001 were 34.5% and 35%, respectively.

In addition, our effective income tax rate was affected by the consolidation of Disco beginning in the second quarter of fiscal 2002, the consolidation of Santa Isabel beginning in the third quarter of fiscal 2002 and the consolidation of G. Barbosa beginning in the first quarter of fiscal 2002, as well as the continued consolidation of Bompreço in fiscal 2002. These entities had substantial losses before tax in fiscal 2002 for which no loss carry forward was recorded because it was not deemed probable that these entities would generate sufficient income in the future against which such a loss carry forward could be applied. As a result, such losses reduced the total amount of income before income tax, but not the amount of income taxes. Our effective income tax rate in fiscal 2002 was reduced in part due to intercompany finance activities, but this impact in fiscal 2002 was smaller than in fiscal 2001 because of unfavorable currency exchange rate changes between the Euro and the US dollar during fiscal 2002.

Fiscal 2001

Our effective income tax rate was 22.5% in fiscal 2001 and 21.9% in fiscal 2000. The statutory corporate income tax rate in The Netherlands for fiscal 2001 and fiscal 2000 was 35% in both years. Our effective tax rate in fiscal 2001 was lower than the statutory rate primarily because of our intercompany finance activities. In addition, our effective income tax rate in fiscal 2001 was further reduced by the release of tax provisions.

Share in Income (Loss) of Joint Ventures and Equity Investees

The following table sets forth our share in income (loss) of joint ventures and equity investees:

	Fiscal
	2002	2001	2000
	Euro	Euro	Euro
		(restated)	(restated)
	(in EUR millions)
ICA, Scandinavia	61	64	48
JMR, Portugal	35	30	20
Paiz Ahold, Latin America	10	13	13
DAIH, Latin America	(126)	(296)	(5)
Others	(18)	(3)	2

Total share in income (loss) of joint ventures and equity investees	(38)	(192)	78

Fiscal 2002

Our loss from unconsolidated joint ventures and equity investees was EUR 38 million in fiscal 2002 compared to EUR 192 million in fiscal 2001. These losses were caused by losses at DAIH in fiscal 2002 and fiscal 2001 reflecting the losses incurred at Disco and Santa Isabel and, to a lesser extent, losses at Luis Paez included under “Others” in the table above. These losses were partly offset by income from ICA, JMR and Paiz Ahold in such years. The negative impact of DAIH in fiscal 2002 was less than in fiscal 2001 because DAIH was consolidated beginning in the third quarter of fiscal 2002 and, after that time, DAIH’s loss is no longer included in our loss from our unconsolidated joint ventures and equity investees. In addition, Disco’s loss in fiscal 2002 was offset in part by a change in Argentine law that redenominated certain debts of Argentine companies from US dollar-denominated debt to Argentine Peso-denominated debt.

Fiscal 2001

Our loss from unconsolidated joint ventures and equity investees was EUR 192 million in fiscal 2001 compared to income of EUR 78 million in fiscal 2000. The loss in fiscal 2001 was caused by a loss at DAIH, which was partly offset by income from ICA, JMR and Paiz Ahold. The loss at DAIH in fiscal 2001 was caused by a loss at Disco, which was largely a result of the devaluation of the Argentine Peso.

For additional information, please see “Share in Income (Loss) of Joint Ventures and Equity Investees” below in this Item 5.

Net Income (Loss)

Fiscal 2002

Our net loss in fiscal 2002 was EUR 1.2 billion, compared to net income of EUR 750 million in fiscal 2001. The significant decrease in net income in fiscal 2002 was primarily due to impairment charges of EUR 1.4 billion relating to goodwill and other intangible assets and to other long-lived assets primarily in Spain, the United States and Latin America, along with an exceptional loss of EUR 372 million relating to the default by VRH on debt that we had guaranteed. Higher financial expenses also contributed to our net loss in fiscal 2002, as well as the weakening of the US dollar compared to the Euro.

Fiscal 2001

Our net income in fiscal 2001 was EUR 750 million, compared to net income of EUR 920 million in fiscal 2000, a decrease of EUR 170 million, or 18.5%. The decrease in net income was largely attributable to the EUR 192 million loss from unconsolidated joint ventures and equity investees in fiscal 2001, compared to EUR 78 million of income from unconsolidated joint ventures and equity investees in fiscal 2000 offset by an increase in operating income. As noted above, the fiscal 2001 loss of the unconsolidated joint ventures and equity investees was due principally to a loss at DAIH stemming in large part from a loss at Disco due principally to the general decline in economic conditions. Net income also declined as a result of an increase in interest expense, which was mainly due to assumed debt in connection with acquisitions.

Net Income (Loss) after Preferred Dividends per Common Share—Basic

Fiscal 2002

Net income (loss) after preferred dividends per common share—basic amounted to a net loss of EUR 1.34 per common share in fiscal 2002 compared to net income of EUR 0.83 per common share in fiscal 2001. Net income (loss) after preferred dividends per common share—basic is calculated as net income (loss) after preferred dividends, divided by the weighted average number of common shares outstanding during each period.

The weighted average number of common shares outstanding used for these calculations was higher in fiscal 2002 than in fiscal 2001 primarily as a result of the impact of the offering of common shares and ADSs in September 2001.

Fiscal 2001

Net income after preferred dividends per common share—basic decreased by 32.0% in fiscal 2001 from EUR 1.22 in fiscal 2000 to EUR 0.83 in fiscal 2001.

The weighted average number of common shares outstanding used for these calculations was higher in fiscal 2002 than in fiscal 2001 primarily as a result of the impact of the accelerated offering of common shares and ADSs in September 2001.

Adjustments to Conform to US GAAP

For fiscal 2002, our net loss under US GAAP was EUR 4.3 billion compared to a net loss under Dutch GAAP of EUR 1.2 billion. Net loss per common share—basic as determined in accordance with US GAAP was EUR 4.67 per share in fiscal 2002 compared to net loss per common share—basic of EUR 0.30 in fiscal 2001. The most significant reconciling item in fiscal 2002 related to the impairment of goodwill. Under Dutch GAAP, we recognized charges of EUR 1.3 billion for the impairment of goodwill and other intangible assets. Under US GAAP, we adopted SFAS No. 142 on December 31, 2001. Following this standard, we no longer amortize goodwill and other intangible assets with indefinite useful lives under US GAAP but, instead, we test these assets for impairment annually, and more frequently if circumstances indicate a possible impairment. Upon the adoption of SFAS No. 142, we recorded under US GAAP a transitional impairment charge of EUR 2.8 billion, which is recorded as a cumulative effect of a change in accounting principle for goodwill, and an additional aggregate impairment charge for goodwill and other intangible assets of EUR 751 million under US GAAP, which is recorded as a current-year impact of impairment of goodwill and other intangible assets. The most significant portions of this additional goodwill impairment charge related to USF in respect of which we recorded a transitional loss of EUR 2.1 billion and additional impairment losses of EUR 647 million, respectively, as described above under “Factors Affecting Results of Operations in Fiscal 2002 and Fiscal 2001—Impact of Impairment Charges and Weakened Economy in Fiscal 2002 and Fiscal 2001.” Under Dutch GAAP, a similar goodwill impairment charge was not recognized because all goodwill prior to December 2000 related to the acquisition of USF was charged directly to shareholders’ equity at the time of the acquisition.

For fiscal 2002, we recognized additional intangible asset amortization under US GAAP of EUR 25 million, primarily because certain intangible assets were deemed to have an indefinite useful life as defined under SFAS No. 142 and, therefore, are no longer amortized under US GAAP. Other reconciling differences between Dutch GAAP and US GAAP in fiscal 2002 included deferral of gain on sale-leaseback of property, income tax effects of reconciling items, valuation of certain put options and other minor items. In the aggregate, these individually less significant reconciling differences reduced our loss by EUR 155 million, primarily because we recognized EUR 253 million less goodwill amortization under US GAAP than under Dutch GAAP and because of the difference in our share in income of joint ventures and equity investees of EUR 26 million.

In fiscal 2001, the net loss under US GAAP was EUR 254 million compared to net income of EUR 750 under Dutch GAAP. Net loss per common share—basic as determined in accordance with US GAAP was EUR 0.30 per share in fiscal 2001 compared to net income per common share—basic of EUR 0.60 per share in fiscal 2000. The most significant reconciling item related to our share in the net loss of joint ventures and equity investees of EUR 588 million in fiscal 2001. This item reflects the difference between our share in the loss of joint ventures and equity investees under Dutch GAAP and US GAAP. This difference relates primarily to a goodwill impairment loss of EUR 505 million in DAIH in fiscal 2001. Under Dutch GAAP, a similar impairment loss was not recognized because all goodwill related to joint ventures and equity investees was charged directly to shareholders’ equity upon acquisition. The other significant differences related to additional goodwill amortization under US GAAP, the recognition of a change in the fair value of derivatives and the gain on sale-leaseback transactions.

For further discussion of the significant items in reconciling Dutch GAAP and US GAAP, as they apply to us, please see Note 32 to our consolidated financial statements included in Item 18 of this annual report.

Business Segment Information

We report information about our subsidiaries on a consolidated basis. This means that our results include the results of all subsidiaries, which Ahold, either directly or indirectly, controls. Income generated by our joint ventures, for the periods when we do not have control, is included in our share in income or loss of joint venture and equity investees, as discussed below.

In addition to reporting on a consolidated basis, we disclose financial and descriptive information about each of our operating segments. The criteria for segment reporting as well other segment information are set out in Note 7 to our consolidated financial statements included in Item 18 of this annual report and the segment information is presented in accordance with RJ 350 segment reporting.

We operate ten reportable operating segments, which are as follows:

•	Retail trade: Stop & Shop;

•	Retail trade: Giant-Landover;

•	Retail trade: Other United States;

•	Retail trade: Albert Heijn;

•	Retail trade: Other Europe;

•	Retail trade: Latin America;

•	Retail trade: Asia Pacific;

•	Food service: United States;

•	Food service: Europe; and

•	Other Activities.

Our internal operating decision makers review two additional segments: Retail Trade—United States and Retail Trade—Europe. We have included discussions of these two operating segments below to provide shareholders with the same type of information that our internal operating decision makers review. However, neither Retail Trade—United States nor Retail Trade—Europe are operating segments, as the term is defined under SFAS No. 131.

Net Sales by Business Segment

Net sales by business segment for fiscal 2002, fiscal 2001 and fiscal 2000 are as follows:

	Fiscal
	2002		2001		2000
	Euro	Change (%)	Euro	Change (%)	Euro
			(restated)		(restated)
	(in EUR millions, except percentages)
Retail trade:
Stop & Shop	10,043	2.4	9,809	42.5	6,886
Giant-Landover	5,614	(1.8)	5,714	10.0	5,196
Other United States	12,179	17.2	10,395	(2.7)	10,687

Subtotal retail trade United States	27,836	7.4	25,918	13.8	22,769
Albert Heijn	5,703	5.4	5,409	4.0	5,201
Other Europe	7,115	5.7	6,730	60.5	4,193

Subtotal retail trade Europe	12,818	5.6	12,139	29.2	9,394
Latin America	2,143	68.2	1,274	57.3	810
Asia Pacific	458	14.5	400	(0.5)	402

Total retail trade	43,255	8.9	39,731	19.0	33,375
Food service:
United States	18,508	36.5	13,556	103.9	6,649
Europe	872	(1.1)	882	15.9	761

Total food service	19,380	34.2	14,438	94.8	7,410
Other Activities	48	9.1	44	(8.3)	48

Total	62,683	15.6	54,213	32.8	40,833

Operating Income (Loss) by Business Segment

The following table sets forth operating income (loss) by business segment for fiscal 2002, fiscal 2001 and fiscal 2000 are as follows:

	Fiscal
	2002		2001		2000
	Euro	Change (%)	Euro	Change (%)	Euro
			(restated)		(restated)
	(in EUR millions, except percentages)
Retail trade:
Stop & Shop	760	21.4	626	13.2	553
Giant-Landover	407	6.5	382	30.9	292
Other United States	236	(45.0)	429	60.7	267

Subtotal retail trade United States	1,403	(2.4)	1,437	29.2	1,112
Albert Heijn	262	6.1	247	26.0	196
Other Europe	(916)	(2,334.2)	41	(59.0)	100

Subtotal retail trade Europe	(654)	(327.1)	288	(2.7)	296
Latin America	(278)	(596.4)	56	9.8	51
Asia Pacific	(33)	(65.0)	(20)	33.4	(30)

Total retail trade	438	(75.1)	1,761	23.2	1,429
Food service:
United States	160	207.7	52	(50.5)	105
Europe	8	(65.2)	23	(4.2)	24

Total food service	168	124.0	75	(41.9)	129
Other Activities	(367)	(589.3)	75	(2.6)	77

Total	239	(87.5)	1,911	16.9	1,635

Operating Income (Loss) Before Impairment and Amortization of Goodwill and Exceptional Loss by Business Segment

The following table sets forth operating income (loss) before impairment and amortization of goodwill and exceptional loss by business segment for fiscal 2002, fiscal 2001 and fiscal 2000:

	Fiscal
	2002		2001		2000
	Euro	Change (%)	Euro	Change (%)	Euro
			(restated)		(restated)
	(in EUR millions, except percentages)
Retail trade:
Stop & Shop	761	21.6	626	13.1	553
Giant-Landover	407	6.4	382	31.0	291
Other United States	383	(11.8)	434	62.3	269

Subtotal retail trade United States	1,551	7.5	1,442	29.7	1,113

Albert Heijn	264	7.0	247	25.9	196
Other Europe	32	(70.7)	110	10.2	100

Subtotal retail trade Europe	296	(17.0)	357	20.6	296

Latin America	(6)	(110.1)	56	9.6	51
Asia Pacific	(31)	(55.2)	(20)	32.7	(30)

Total retail trade	1,810	(1.4)	1,835	28.3	1,430

Food service:
United States	314	145.9	128	16.6	110
Europe	8	(64.8)	23	(2.0)	24

Total food service	322	113.7	151	13.3	134

Other Activities	13	(84.8)	77	1.3	76

Total	2,145	4.0	2,063	25.8	1,640

Retail Trade: United States

In fiscal 2002, net sales and operating income were negatively affected by lower average currency exchange rates of the US dollar to the Euro as set out in the table below:

	Fiscal
	2002		2001		2000
		Change (%)		Change (%)
1 US dollar = Euro	1.06	(5.0%)	1.12	2.9%	1.09

Fiscal 2002

Net sales in the U.S. retail trade operations increased by EUR 1.9 billion, or 7.4%, to EUR 27.8 billion in fiscal 2002 compared to fiscal 2001. As discussed above, net sales in fiscal 2002 were significantly affected by the full-year consolidation of Bruno’s. Excluding the acquisition of

Bruno’s, net sales increased in fiscal 2002 compared to fiscal 2001 as a result of strong net sales growth at Stop & Shop and Giant-Carlisle. In the southeastern United States, we experienced challenges to net sales growth at identical stores and the newly acquired Bruno’s stores mainly due to increased competition and the weakened economy. Net sales were negatively affected by the difference in exchange rates of the US dollar and Euro between fiscal 2002 and fiscal 2001. Excluding the impact of currency exchange rates, net sales in the U.S. retail trade operations would have increased by EUR 3.2 billion, or 13.1%, in fiscal 2002 compared to net sales in fiscal 2001.

Operating income in the U.S. retail trade operations decreased by EUR 34 million, or 2.4%, to EUR 1.4 billion in fiscal 2002 compared to fiscal 2001. As a percentage of net sales, operating income was 5.0% in fiscal 2002 compared to 5.5% in fiscal 2001. Gross profit, as a percentage of net sales, increased slightly in fiscal 2002 compared to fiscal 2001. Operating expenses in fiscal 2002 were significantly affected by impairment charges in fiscal 2002 in the amount of EUR 128 million relating to Bruno’s. Operating expenses, as a percentage of net sales, increased in fiscal 2002 compared to fiscal 2001. Higher expenses were offset in part by savings realized as we benefited from shared service initiatives at Tops and Giant Carlisle and from a full-year of procuring products and services, not intended for resale but used within our own business, through our centralized group, NFR. Excluding the impact of currency exchange rates, operating income would have increased by EUR 29 million, or 2.1%, in fiscal 2002 compared to operating income in fiscal 2001.

Fiscal 2001

Net sales in the U.S. retail trade operations increased by EUR 3.1 billion, or 13.8%, to EUR 25.9 billion in fiscal 2001 compared to fiscal 2000 mainly due to the opening of 67 new and replacement stores, along with the acquisition of 56 Grand Union stores and other smaller acquisitions noted below. Additionally, we experienced strong net sales growth in fiscal 2001 at identical stores. Differences in exchange rates between the US dollar and Euro had a favorable impact on net sales in fiscal 2001. Excluding the impact of currency exchange rates, net sales would have increased by EUR 2.5 billion, or 10.8%, in fiscal 2001 compared to net sales in fiscal 2000.

Operating income in the U.S. retail trade operations increased by EUR 325 million, or 29.2%, to EUR 1.4 billion in fiscal 2001 compared to fiscal 2000. Gross profit, as a percentage of net sales, increased in fiscal 2001 compared to fiscal 2000, as we began to purchase more of our perishable products for our U.S. retail trade operations through a centralized buying office, PPO, which allows us to negotiate prices based on volume purchasing. Operating expenses, as a percentage of net sales, remained relatively constant as we controlled our expenses through various initiatives, including further centralization of administrative office processes such as benefits management and other accounting functions. We also started a centralized group, NFR, to negotiate contracts on behalf of our retail trade operations for services and products used within our own business, such as fixtures and store equipment, which allows us to purchase more efficiently and lowers our operating expenses. Excluding the impact of currency exchange rates, operating income would have increased by EUR 292 million, or 25.6%, in fiscal 2001 compared to operating income in fiscal 2000.

Retail Trade: Stop & Shop

Fiscal 2002

Net sales at Stop & Shop increased by EUR 234 million, or 2.4%, to EUR 10.0 billion in fiscal 2002 compared to fiscal 2001. Excluding the impact of currency exchange rates, net sales would have increased by EUR 735 million, or 7.9%, in fiscal 2002 compared to net sales in fiscal 2001. Net sales increased and market share grew despite weakened economic conditions and a highly competitive retail environment. Net sales were positively affected by the opening of 22 new and replacement stores during fiscal 2002. Additionally, net sales benefited from the full-year consolidation of 36 Grand Union stores, which we acquired in March 2001.

Operating income at Stop & Shop increased by EUR 134 million, or 21.4%, to EUR 760 million in fiscal 2002 compared to fiscal 2001. As a percentage of net sales, operating income was 7.6% in fiscal 2002 compared to 6.4% in fiscal 2001. The increase in operating income was due in part to increased net sales providing improved leverage of economies of scale limiting the increase in operating expenses, along with an improvement in gross profit, as a percentage of net sales. In addition, operating expenses, as a percentage of net sales, decreased due to efficiencies achieved from the integration of the Edwards stores transferred from Giant-Carlisle and consolidated into Stop & Shop as of fiscal 2001 and the integration of Grand Union stores, which we acquired in March 2001. Previously, the Edwards division operated as part of Giant-Carlisle but was strategically realigned to operate under the management of Stop & Shop. Excluding the impact of currency exchange rates, operating income would have increased by EUR 166 million, or 28.0%, in fiscal 2002 compared to fiscal 2001.

Fiscal 2001

Net sales at Stop & Shop increased by EUR 2.9 billion, or 42.5%, to EUR 9.8 billion in fiscal 2001 compared to fiscal 2000. Excluding the impact of currency exchange rates, net sales would have increased by EUR 2.7 billion, or 38.6%, in fiscal 2002 compared to net sales in fiscal 2001. The increase in net sales was mainly due to the consolidation of the Edwards division within Stop & Shop’s results beginning in January 2001. Additionally, the opening of 19 new and replacement stores, along with the acquisition of 36 Grand Union stores, which were acquired in March 2001, positively affected net sales. Excluding the consolidation and acquisitions noted above, net sales from identical stores remained strong in fiscal 2001.

Operating income at Stop & Shop increased by EUR 73 million, or 13.2%, to EUR 626 million in fiscal 2001 compared to fiscal 2000. As a percentage of net sales, operating income decreased from 8.0% in fiscal 2000 to 6.4% in fiscal 2001. The decrease in operating income, as a percentage of net sales, was due to the consolidation of the Edwards division into the results of Stop & Shop, as noted above, and a one-time expense related to the conversion of the former Grand Union stores. Additionally, we incurred EUR 29 million in costs in fiscal 2001 arising from the liquidation of Bradlee’s, a discount store chain formerly owned by Stop & Shop. For additional information regarding Bradlee’s, please see Item 8 “Financial Information—Litigation and Legal Proceedings.” Currency exchange rates did not have a significant effect on operating income in fiscal 2001 compared to fiscal 2000.

Retail Trade: Giant-Landover

Fiscal 2002

Giant-Landover net sales decreased by EUR 106 million, or 1.9%, to EUR 5.6 billion in fiscal 2002 compared to fiscal 2001. Excluding the impact of currency exchange rates, net sales would have increased by EUR 185 million, or 3.4%, in fiscal 2002 compared to net sales in fiscal 2001. As discussed above, net sales were negatively affected by the weakened economy in the United States, along with increased competition within the Giant-Landover trading area, particularly from the new store growth of traditional supermarket competitors. Net sales were positively affected by the opening of eight new and replacement stores during fiscal 2002.

Operating income at Giant-Landover increased by EUR 25 million, or 6.4%, to EUR 407 million, in fiscal 2002 compared to fiscal 2001. As a percentage of net sales, operating income was 7.2% in fiscal 2002 compared to 6.7% in fiscal 2001. Operating income increased in fiscal 2002, in spite of a decrease in net sales, mainly as a result of a slight improvement in gross profit margin due to Giant-Landover selling a more profitable mix of products and benefiting from an increase in vendor allowances for promotional activity, as well as a decrease in operating expenses. The decrease in operating expenses reflects improvements in labor productivity, an increase in gains in real estate and various other cost savings initiatives in the area of administrative and selling expenses. Excluding the impact of currency exchange rates, operating income would have increased by EUR 45 million, or 12.4%, in fiscal 2002 compared to operating income in fiscal 2001.

Fiscal 2001

In fiscal 2001, Giant-Landover net sales increased by EUR 518 million, or 10.0%, to EUR 5.7 billion, compared to fiscal 2000. Excluding the impact of currency exchange rates, net sales would have increased by EUR 374 million, or 7.0%, in fiscal 2001 compared to net sales in fiscal 2000. The increase in net sales was mainly attributable to a focus on more effective promotions, a store remodeling program, a change in product mix and the opening of four new and replacement stores, along with the transfer of four stores from the Edwards division to Giant-Landover in January 2001.

Operating income at Giant-Landover increased by EUR 90 million, or 31.0%, to EUR 382 million in fiscal 2001 compared to fiscal 2000. As a percentage of net sales, operating income increased from 5.6% in fiscal 2000 to 6.7% in fiscal 2001. In addition to the net sales growth, the increase in operating income reflects lower operating expenses, as a percentage of net sales, largely due to a real estate gain related to the sale-leaseback of four shopping centers, as well as improvements in labor productivity and leverage of economies of scale with respect to fixed costs. Currency exchange rates did not have a significant effect on operating income in fiscal 2001 compared to fiscal 2000.

Retail Trade: Other United States

The following table sets out the net sales for our segment that covers other retail trade operations in the United States for fiscal 2002, fiscal 2001 and fiscal 2000:

	Fiscal
	2002		2001		2000
	Euro	Change (%)	Euro	Change (%)	Euro
			(restated)		(restated)
	(in EUR millions, except percentages)
Giant-Carlisle	2,940	6.4	2,762	(29.0)	3,888
BI-LO	3,833	(5.0)	4,036	8.5	3,720
Bruno’s	1,974	1,558.8	119	—	—
Tops	3,309	(1.8)	3,369	11.2	3,029
Peapod	123	12.8	109	118.0	50

Total Other United States	12,179	17.2	10,395	(2.7)	10,687

Fiscal 2002

Net sales in our segment for other retail trade operations in the United States increased by EUR 1.8 billion, or 17.2%, to EUR 12.2 billion in fiscal 2002 compared to fiscal 2001. Excluding the impact of currency exchange rates, net sales would have increased EUR 2.3 billion, or 23.4%, in fiscal 2002 compared to net sales in fiscal 2001. Net sales growth was largely due to the full-year consolidation of Bruno’s beginning in December 2001, as well as strong net sales performance from Giant-Carlisle, which is largely attributable to the full-year consolidation of five Laneco stores that we acquired in fiscal 2001, along with the opening of nine new and replacement stores. At Tops, net sales declined slightly in fiscal 2002 compared to fiscal 2001. We responded at Tops to the weakened economy with increased promotional activity in order to maintain our position in the markets we serve. At Tops, net sales were also affected by the full-year consolidation of 20 Grand Union stores, which we acquired in March 2001 and the opening of 11 new and replacement stores. Currency exchange rates negatively affected our net sales in fiscal 2002 compared to fiscal 2001. Excluding the impact of currency exchange rates, net sales at Tops and Giant-Carlisle would have increased by EUR 425 million, or 7.3%, in fiscal 2002 compared to net sales in fiscal 2001. In the southeastern United States, BI-LO’s net sales decreased by 5.3% in fiscal 2002 compared to fiscal 2001. Excluding the impact of currency exchange rates, BI-LO’s net sales would have remained stable in fiscal 2002 compared to fiscal 2001. In fiscal 2002, BI-LO, along with Bruno’s, experienced a particularly difficult trading environment due to high unemployment within its trading areas, along with an influx of new and expanded competition, including large discount supercenters. Net sales results at BI-LO in fiscal 2002 reflected the opening of 17 new and replacement stores, the closing of 22 unprofitable stores and the full-year impact of six Harris Teeter stores, which were acquired in fiscal 2001. Bruno’s opened five new and replacement stores in fiscal 2002.

Operating income in our segment for other retail trade operations in the United States decreased by EUR 193 million, or 45.0%, to EUR 236 million in fiscal 2002 compared to fiscal 2001. As a percentage of net sales, operating income decreased from 4.1% in fiscal 2001 to 1.9% in fiscal

2002. Operating income was negatively affected by a slight decrease in gross profit margins, as well as an increase in operating expenses. Gross profit margins were lower as we invested more in customer promotions due to the weakened economy and increased competitive pressures, particularly in the southeastern region of the United States and in the markets served by Tops. The increase in operating expenses in fiscal 2002 was mainly caused by a goodwill impairment charge related to Bruno’s supermarkets in the amount of EUR 128 million. Additionally, operating expenses increased due to integration costs relating to the merger of administrative functions at Tops and Giant-Carlisle in fiscal 2002 and the integration of Bruno’s operations, which we acquired in December 2001. Currency exchange rates did not have a significant effect on operating income in fiscal 2002 compared to fiscal 2001.

Fiscal 2001

Net sales in our segment for other retail trade operations in the United States decreased by EUR 292 million, or 2.7%, to EUR 10.4 billion in fiscal 2001 compared to fiscal 2000, primarily as a result of the transfer of the Edwards division from Giant-Carlisle to Stop & Shop at the end of fiscal 2000, as discussed above. This was partially offset by the consolidation of 20 former Grand Union stores, which were acquired in March 2001 and integrated into our Tops division, as well as overall solid sales growth at identical and new stores. Additionally, all companies in this segment reported strong net sales growth. Excluding the impact of currency exchange rates, net sales at Tops and Grant-Carlisle decreased by EUR 296 million, or 4.6%, in fiscal 2001 compared to fiscal 2000.

Operating income in our segment for other retail trade operations in the United States rose by EUR 162 million, or 60.7%, to EUR 429 million in fiscal 2001 compared to fiscal 2000. As a percentage of net sales, operating income was 4.1% in fiscal 2001 compared to 2.5% in fiscal 2000. Despite the decrease in net sales, operating income increased mainly due to a decrease in operating expenses. The decrease in operating expenses in fiscal 2001 reflects in part the transfer of the Edwards division from Giant-Carlisle to Stop & Shop, as noted above. Operating expenses, as a percentage of net sales, also decreased as a result of ongoing cost control efforts. Additionally, we recorded EUR 50 million of real estate gains in fiscal 2001 primarily relating to the sale-leaseback of properties related to leveraged lease transactions at BI-LO and Giant-Carlisle, along with several other individually insignificant gains on the sale of fixed assets. For additional information on the leveraged lease transactions, please see “Liquidity and Capital Resources—Contractual Obligations—Operating Lease Commitments” below in this Item 5. Operating expenses in fiscal 2001 included a charge of approximately EUR 5 million to remodel and integrate the former Grand Union stores during the first half of the year. Currency exchange rates did not have a significant effect on operating income in fiscal 2001 compared to fiscal 2000.

Retail Trade: Europe

Fiscal 2002

Net sales in European retail trade operations increased by EUR 675 million, or 5.6%, to EUR 12.8 billion in fiscal 2002 compared to fiscal 2001. The economic recession in Central Europe, particularly in Poland, where unemployment was high, depressed the purchasing ability of our customers. However, despite the economic downturn, we experienced net sales growth in Europe. Particularly in The Netherlands, Albert Heijn and Schuitema performed strongly. Within The Netherlands and Spain, the introduction of Euro notes and coins in January 2002 contributed to annual rates of inflation of 3.6% and 3.5%, respectively, in fiscal 2002, which positively affected our net sales in these countries. Additionally, we experienced net sales growth in The Netherlands at identical stores and net sales growth in Central Europe as a result of the opening of new stores.

Operating loss in European retail trade operations in fiscal 2002 was EUR 640 million compared to operating income of EUR 288 million in fiscal 2001. Gross profit remained almost at the same level due to, on the one hand, centralized purchasing in Europe and, on the other hand, an increase in promotional activities. Operating expenses increased significantly compared to fiscal 2001. Operating expenses were most significantly affected by goodwill impairment charges of EUR 882 million relating to Ahold Supermercados in Spain, as well as impairment charges totaling EUR 67 million related mostly to other long-lived asset impairments in the Czech Republic, Poland and Spain. The significant impairment write-down at Ahold Supermercados in Spain was caused by economic conditions, in combination with our difficulties in integrating this acquisition.

Fiscal 2001

Net sales in European retail trade operations increased by EUR 2.7 billion, or 29.2%, to EUR 12.1 billion in fiscal 2001 compared to fiscal 2000. The increase in net sales in fiscal 2001 was largely due to the full-year consolidation of Superdiplo, which we acquired in December 2000. Excluding the acquisition of Superdiplo, net sales improved within all trading areas in Europe, particularly within Poland and the Czech Republic, due to the opening of new stores, as well as identical sales growth at Albert Heijn. At Schuitema, which operates in The Netherlands, net sales increased significantly due to the full-year consolidation of the A&P stores, which Schuitema acquired in September 2000.

Operating income decreased by EUR 8 million, or 2.7%, to EUR 288 million in fiscal 2001, compared to fiscal 2000. As a percentage of net sales, operating income decreased from 3.2% in fiscal 2000 to 2.4% in fiscal 2001. The decrease in operating income was primarily the result of restructuring charges of EUR 21 million relating to the integration of the former A&P stores.

Retail Trade: Albert Heijn

Fiscal 2002

Net sales at Albert Heijn increased by EUR 294 million, or 5.4%, to EUR 5.7 billion, in fiscal 2002 compared to fiscal 2001. The increase in net sales in fiscal 2002 was mainly due to inflation, along with the opening of two Albert Heijn XL extra-large stores and 20 “AH to go” convenience stores which were new formats we introduced in fiscal 2002. For fiscal 2002, identical sales growth at Albert Heijn was 4.5% compared to fiscal 2001, an increase caused by higher net sales per customer.

Operating income at Albert Heijn increased by EUR 15 million, or 6.1%, to EUR 262 million in fiscal 2002 compared to fiscal 2001. As a percentage of net sales, operating income remained constant at 4.6%. Gross profit margin improved slightly due to the positive effect of inflation resulting from the introduction of Euro notes and coins. Operating income was negatively affected by an increase in operating expenses, in large part because of increased pension plan costs.

Fiscal 2001

Net sales at Albert Heijn increased by EUR 208 million, or 4.0%, to EUR 5.4 billion, in fiscal 2001 compared to fiscal 2000. The increase in net sales was caused by a change in the layout of Albert Heijn store formats in order to optimize both assortment and store space, as well as the introduction of new non-food products, together resulting in an increase in identical store sales of 3.6%. Additionally, in fiscal 2001, Albert Heijn rebounded from a price war that affected all competitors in The Netherlands during fiscal 2000.

Operating income at Albert Heijn increased by EUR 51 million, or 26.0%, to EUR 247 million in fiscal 2001 compared to fiscal 2000. As a percentage of net sales, operating income was 4.6% in fiscal 2001 compared to 3.8% in fiscal 2000. The increase in operating income was attributable partly to the end of the price war that occurred in fiscal 2000 and partly to an improvement in gross profit margin in fiscal 2001, due in part to a reduction of low-margin products offered. This was partially offset by an increase in operating expenses in fiscal 2001, primarily as a result of increases in wages and employee benefits.

Retail Trade: Other Europe

The following table sets out the net sales for our other segment that covers retail trade operations in Europe for fiscal 2002, fiscal 2001 and fiscal 2000:

	Fiscal
	2002		2001		2000
	Euro	Change (%)	Euro	Change (%)	Euro
			(restated)		(restated)
	(in EUR millions, except percentages)
Schuitema	2,871	4.4	2,749	32.1	2,081
The Netherlands other	642	(0.5)	645	7.0	603
Czech Republic	924	17.1	789	31.9	598
Slovakia	54	2,600.0	2	—	—
Poland	577	4.5	552	40.5	393
Spain	2,047	2.7	1,993	284.7	518

Total Other Europe	7,115	5.7	6,730	62.6	4,193

Fiscal 2002

Despite the weak economic conditions, our net sales in Europe, excluding Albert Heijn, increased by EUR 385 million, or 5.7%, to EUR 7.1 billion in fiscal 2002 compared to fiscal 2001, reflecting primarily net sales growth at identical stores at Schuitema in The Netherlands. In Spain and in Central Europe, net sales also increased due to new store openings. Our expansion in the Slovakian market, where we opened our first store in December 2001, along with the acquisition in September 2002 of five Jumbo hypermarkets in Poland, also contributed to the increase in net sales growth. Net sales from the other specialty retailers in The Netherlands, Gall & Gall, Etos, De Tuinen and Jamin, remained almost flat.

We incurred an operating loss in our segment for other Europe retail trade operations of EUR 916 million in fiscal 2002, compared to operating income of EUR 41 million in fiscal 2001. The operating loss in fiscal 2002 was due to a significant increase in operating expenses, primarily relating to impairment charges, which was slightly offset by an improvement in gross profit. Gross profit in our other Europe retail trade segment was positively affected by inflation, which increased net sales in Spain and The Netherlands. As discussed above, operating expenses increased significantly primarily due to goodwill impairment charges of EUR 882 million relating to Ahold Supermercados in Spain, as well as EUR 67 million of fixed asset impairments mainly relating to the Czech Republic, Poland and Spain. Additionally, in Spain, we continued to incur expenses related to the integration of Superdiplo, the closing of several stores and start-up costs with respect to the opening of several stores. We also incurred expenses relating to start-up costs for our operations in Slovakia. We expect to establish a Central European office called Ahold Central Europe to combine the logistics, buying, computer support and various other administrative functions for the operations in the Czech Republic, Slovakia and Poland. The office is intended to reduce administrative expenses in the future. At Schuitema, operating expenses decreased slightly, as a percentage of net sales, due to improved efficiency resulting from further integration of the A&P stores that were acquired in September 2000.

Fiscal 2001

Net sales in our segment for other Europe retail trade operations increased by EUR 2.6 billion, or 62.6%, to EUR 6.7 billion in fiscal 2001 compared to fiscal 2000. Net sales were higher in all countries in this trade area. In the Czech Republic and Poland, the net sales increase was mainly attributable to the opening of new supermarkets and hypermarkets. In Spain, net sales increased largely as a result of the full-year consolidation of Superdiplo, which was acquired in December 2000. In The Netherlands, net sales at Schuitema reflected the full-year impact of the acquisition of the A&P stores that were acquired in September 2000. However, excluding this acquisition, Schuitema, along with the other specialty retailers in The Netherlands, still achieved net sales growth within their existing operations.

Operating income in our segment for other Europe retail trade operations decreased by EUR 59 million, or 59.0%, to EUR 41 million in fiscal 2001 compared to fiscal 2000. As a percentage of net sales, operating income declined from 2.4% in fiscal 2000 to 0.6% in fiscal 2001. The decrease in operating income reflects an increase in operating expenses primarily due to continued costs incurred in fiscal 2001 in integrating Superdiplo into Ahold Supermercados in Spain and the integration of the A&P stores into Schuitema.

Retail Trade: Latin America

As of fiscal year-end 2002, our Latin America retail trade segment consisted of the following: Bompreço and G. Barbosa in Brazil, Disco in Argentina and Santa Isabel, which at the time had operations in Chile, Peru and Paraguay. The results of each of these companies are included in the Latin America segment only from the date that they are consolidated in our financial statements.

Bompreço was formed in December 1996 at which time we held a 50% interest. In June 2000, we acquired 100% of Bompreço and it has been consolidated in our financial statements beginning in the third quarter of fiscal 2000. Prior to that date, Bompreço was accounted for using the equity method, with our share of its income or loss included in our consolidated statements of operations under “Share in income (loss) of joint ventures and equity investees.” G. Barbosa was acquired in January 2002 and has been consolidated since that date in our financial statements.

In January 1998, we acquired a 50% interest in DAIH, which in turn owned at the time 50.35% of Disco and 36.96% of Santa Isabel. Over time, our interests in Disco and Santa Isabel grew directly and indirectly through DAIH.

In the second quarter of fiscal 2002, we began consolidating Disco in our financial statements as a result of our acquiring directly shares of Disco in consideration for capitalizing intercompany loans we had directly made to Disco. In the third quarter of fiscal 2002, we began consolidating Santa Isabel and DAIH in our financial statements, as a result of our acquiring additional shares of DAIH. Prior to the second quarter of fiscal 2002, Disco, and prior to the third quarter of fiscal 2002, Santa Isabel and DAIH, were accounted for using the equity method, with our share of the income or loss of such companies included in our consolidated statements of operations under “Share in income (loss) of joint ventures and equity investees.”

For additional information about our acquisition of the DAIH shares, please see “Factors Affecting Results of Operations in Fiscal 2002 and Fiscal 2001—Exceptional Loss on Related Party Default Guarantee” above in this Item 5 and Note 5 to our consolidated financial statements included in Item 18 of this annual report.

The following table sets out the net sales of our retail trade operations in the Latin America retail trade segment for fiscal 2002, fiscal 2001 and fiscal 2000:

	Fiscal
	2002		2001		2000
	Euro	Change (%)	Euro	Change (%)	Euro
			(restated)		(restated)
	(in EUR millions, except percentages)
Brazil:
Bompreço	1,028	(19.3)	1,274	57.3	810
G. Barbosa	257	—	—		—
Argentina:
Disco	511	—	—		—
Chile, Peru and Paraguay:
Santa Isabel	347	—	—		—

Total Latin America	2,143	68.2	1,274	57.3	810

Set forth below is a discussion of the operating income of our Latin America retail trade segment for fiscal 2002 compared to fiscal 2001 and fiscal 2001 compared to fiscal 2000. For a discussion of the operating income of Disco and Santa Isabel, please see “Share in Income (Loss) of Joint Ventures and Equity Investees” below in this Item 5.

Fiscal 2002

Consolidated net sales in our Latin America retail trade segment increased by EUR 869 million, or 68.2%, to EUR 2.1 billion in fiscal 2002 compared to fiscal 2001. The increase in net sales was primarily attributable to the consolidation of G. Barbosa, and the part-year consolidation of Disco, Santa Isabel and DAIH in fiscal 2002, as discussed above. Net sales at Bompreço decreased by EUR 246 million, or 19.3%, to EUR 1.0 billion in fiscal 2002 compared to fiscal 2001. Excluding the impact of currency exchange rates, net sales at Bompreço would have increased by EUR 45 million, or 4.6%, in fiscal 2002 compared to net sales in fiscal 2001. In fiscal 2002, the inflation rate in Brazil was approximately 16%. Bompreço’s net sales in fiscal 2002 were negatively affected by the economic recession and the energy crisis in Brazil.

The Latin America retail trade segment incurred an operating loss of EUR 278 million in fiscal 2002 compared to operating income of EUR 56 million in fiscal 2001. The fiscal 2002 operating loss was primarily caused by the consolidation of Disco from the second quarter of fiscal 2002 and Santa Isabel and DAIH from the third quarter of fiscal 2002. DAIH incurred substantial operating losses in fiscal 2002, as more fully discussed below. Such operating losses included a EUR 199 million goodwill impairment charge with respect to DAIH’s investment in Disco and Santa Isabel. The economic crisis in Argentina, and to a lesser extent in Chile, resulted in a revised expectation of the future cash flows of each of these operations. In addition, the offers we received from potential buyers for our operations were taken into consideration in the impairment analysis. The fiscal 2002 operating loss for the Latin America retail trade segment also included a EUR 54 million goodwill impairment charge with respect to Bompreço and G. Barbosa. This impairment was triggered by the lower-than-expected operating performance of these operations.

In addition, the fiscal 2002 operating loss included a charge of EUR 10 million in fiscal 2002 relating to severance charges for the termination of employees as a result of the reorganization of operations in our Latin America retail trade segment. For additional information, please see Note 8 to our consolidated financial statements included in Item 18 of this annual report.

Operating income at Bompreço declined in fiscal 2002 compared to fiscal 2001, primarily as a result of the devaluation of the Brazilian Real and the economic slowdown in Brazil as described above. In addition, Bompreço’s gross profit decreased, mainly due to the implementation of a new pricing strategy, which resulted in lower prices. We implemented several cost reduction initiatives in Brazil in fiscal 2002.

Fiscal 2001

Net sales in our Latin America retail trade segment increased by EUR 464 million, or 57.3%, to EUR 1.3 billion in fiscal 2001 compared to fiscal 2000. This increase mainly reflected the full-year consolidation of Bompreço.

Operating income in the Latin America segment increased by EUR 5.0 million, or 9.8%, to EUR 56 million in fiscal 2001 compared to fiscal 2000. As a percentage of net sales, operating income was 4.3% in fiscal 2001 compared to 6.3% in fiscal 2000. The main cause of the decline in the operating income as a percentage of net sales in fiscal 2001 was impairment charges incurred primarily as a consequence of the difficult economic conditions in Brazil.

Retail Trade: Asia Pacific

The following table sets out the net sales of our retail trade operations in the Asia Pacific segment for fiscal 2002, fiscal 2001 and fiscal 2000:

	Fiscal
	2002		2001		2000
	Euro	Change (%)	Euro	Change (%)	Euro
			(restated)		(restated)
	(in EUR millions, except percentages)
Malaysia	85	(3.4)	88	0	88
Thailand	336	17.9	285	0	297
Indonesia	37	37.0	27	58.8	17

Total Asia Pacific	458	14.5	400	0	402

Fiscal 2002

Net sales in the Asia Pacific retail trade segment increased by EUR 58 million, or 14.5%, to EUR 458 million in fiscal 2002 compared to fiscal 2001. Economic developments differed among countries in the Asia Pacific retail trade segment, but, overall, development was positive compared to the prior year. The net sales growth in the Asia Pacific retail trade segment came primarily from Thailand, which started wholesale activities in the second half of fiscal 2002. Retail activities in Thailand, which constituted approximately 73% of our retail sales in the Asia

Pacific segment in fiscal 2002, experienced stagnation in terms of net sales caused by strong competition in the Bangkok area. Net sales in Thailand increased by EUR 51 million, or 17.9%, to EUR 336 million in fiscal 2002 compared to fiscal 2001. In fiscal 2002, net sales in Malaysia decreased. Results in Malaysia were affected by the closure of unprofitable stores. Our Indonesian operations experienced strong net sales growth due to new store openings and net sales growth at identical stores, but due to the relatively small size of these operations, they only had a limited impact on our results.

Operating loss in the Asia Pacific retail trade segment increased by EUR 11 million, or 37%, to EUR 31 million in fiscal 2002 compared to fiscal 2001. Gross profit, as a percentage of net sales, decreased in fiscal 2002 compared to fiscal 2001, primarily due to the launch of wholesale activities in Thailand. In addition, gross profit was negatively affected by lowered prices in response to competitive pressures in the region. Operating expenses increased due to impairment charges with respect to other long-lived assets in Thailand, Malaysia and Indonesia in the aggregate amount of EUR 6 million. In Malaysia, we experienced operating losses as a result of high operating expenses, largely due to high labor costs and high real estate costs. Additionally, we incurred costs in Malaysia relating to the closure of unprofitable stores and the cost of integrating acquisitions completed in prior years. In Thailand, operating expenses were affected by start-up costs relating to the opening of wholesale activities. Indonesian operating expenses were affected by miscellaneous losses on USD-denominated loans and by a provision for retirement benefits.

Fiscal 2001

Net sales in the Asia Pacific retail trade segment declined by EUR 2 million, or 0.5%, to EUR 400 million in fiscal 2001 compared to fiscal 2000. Net sales were negatively affected by stronger competition in Malaysia and by currency exchange rates in Thailand. Net sales in Indonesia increased from both identical stores and new store openings.

Operating loss in the Asia Pacific retail trade segment decreased by EUR 10 million, or 33.4%, in fiscal 2001 compared to fiscal 2000. Operating loss from the Thai operations was lower in fiscal 2001 due to a write-off in fiscal 2000 relating to the distribution center in Thailand. Malaysia and Indonesia continued to sustain operating losses, although we experienced significant improvements in Malaysia as a result of lower store closure costs in fiscal 2001 compared to fiscal 2000. Operating expenses decreased in fiscal 2001 compared to fiscal 2000.

Food Service

Food Service: United States

Fiscal 2002

Our food service segment in the United States is comprised entirely of USF. Net sales at USF increased by EUR 5.0 billion, or 36.5%, to EUR 18.5 billion in fiscal 2002 compared to fiscal 2001. Excluding the impact of currency exchange rates, net sales would have increased by EUR 5.6 billion, or 43.7%, in fiscal 2002 compared to net sales in fiscal 2001. The increase in net sales was largely due to the acquisition of Alliant, which was consolidated beginning in December 2001 and, to a lesser extent, the acquisition of Allen Foods and certain assets of Lady Baltimore, which were consolidated in the fourth quarter of fiscal 2002. The impact of these acquisitions on net sales was partly offset by the divestiture of certain assets of a non-strategic line of business included in the Alliant acquisition, the discontinuance of sales to unprofitable customers that were acquired as part of the Alliant acquisition, the loss of sales as a result of consolidation of distribution centers that served overlapping markets and USF’s realignment of customer servicing in the southeastern United States, which integrated the regional operations of USF, Alliant and PYA/Monarch. Excluding acquisitions, net sales would have decreased slightly in fiscal 2002 compared to fiscal 2001. This decline was also caused in part by food price deflation in the food service industry in the United States, which resulted in lower prices being paid by our customers generally, and under our cost plus a percentage mark-up pricing contracts an additional decline in the margin in dollar terms paid above product costs, all of which negatively affected net sales. This decline was also caused by several other factors: a decline in tourism and business travel following the September 11, 2001, terrorist attack, which particularly affected USF’s sales to hospitality customers, along with sales in specific geographical areas that rely on the tourism industry, including Las Vegas, Washington D.C. and Florida; and currency exchange rate differences, as noted above.

While food service operations typically have low margins, USF’s gross profit margin in fiscal 2002 was significantly lower than that of its competitors. We believe that the higher margins of USF’s competitors were due in part to significantly better purchasing programs at competitors than those at USF, which disparity was hidden in the past by the accounting irregularities with respect to vendor allowances at USF. Competitors’ net sales also generally include a higher proportion of private label products than USF’s net sales. Private label products have higher margins, in comparison with the margin available on the sale of nationally branded products. In addition, we believe that the proportion of USF’s net sales consisting of lower margin chain sales, compared to higher margin street sales, is greater than that of its competitors. Chain sales are typically sales to larger, multi-unit restaurant, healthcare and catering companies. Street sales are sales to smaller, independent, owner-operated restaurants. During fiscal 2002, as a result of the full-year consolidation of Alliant, which had a higher proportion of its net sales consisting of chain sales, the proportion of USF’s sales that are street sales declined from the fiscal 2001 level of 53.7% to 52.1% of total fiscal 2002 net sales. This caused a decline in USF’s gross profit margin in fiscal 2002 compared to fiscal 2001. For a discussion of USF’s plans to address these issues, please see “Outlook for Fiscal 2003—Food Service in the United States: Fiscal 2003” above in this Item 5.

Operating income at USF increased by EUR 108 million, or 207.7%, to EUR 160 million in fiscal 2002 compared to fiscal 2001 as a result of the acquisitions referred to above. Fiscal 2001 operating income included a gain relating to the reversal of excess reserves in the amount of EUR 28 million. In fiscal 2001, a EUR 111 million restructuring charge was incurred at USF in connection with the Alliant acquisition. As a percentage of net sales, operating income was 0.9% in fiscal 2002 compared to 0.4% in fiscal 2001. Operating expenses increased in fiscal 2002 compared to fiscal 2001, reflecting the full-year consolidation of Alliant. Operating costs also were higher in fiscal 2002 as a result of the realignment of customer servicing in the southeastern United States among existing USF and newly acquired Alliant divisions which resulted in higher sales commissions and higher transportation costs.

Fiscal 2001

Net sales at USF increased by EUR 6.7 billion, or 103.9%, to EUR 13.6 billion in fiscal 2001, compared to fiscal 2000. Currency exchange rates did not have a significant effect on net sales in fiscal 2001 compared to fiscal 2000. The increase in net sales was due to the acquisition of PYA/Monarch, which was consolidated beginning in December 2000, and, to a lesser extent, Mutual and Parkway, which were acquired in fiscal 2001. The increase also reflects the full-year of net sales for USF in fiscal 2001 compared to a partial year in fiscal 2000, as a result of our April 2000 acquisition of USF. The increase in net sales was partly offset by a decline in tourism and business travel following the September 11, 2001 terrorist attack, which in particular affected USF’s sales to hospitality customers, along with sales in specific geographical areas that rely on the tourism industry, including Las Vegas, Washington D.C. and Florida.

Street sales in fiscal 2001 represented approximately 54% of USF’s net sales compared to approximately 56% of net sales in fiscal 2000. The decrease in the street sales percentage was due principally to the full-year consolidation of PYA/Monarch in fiscal 2001, which had a higher ratio of chain sales to street sales.

Due to the full-year consolidation of PYA/Monarch in fiscal 2001 and its higher percentage of sales to lower-margin chain customers, USF’s gross profit margin in fiscal 2001 was lower than for fiscal 2000.

Operating income at USF decreased by EUR 53 million, or 50.5%, to EUR 52 million in fiscal 2001 compared to fiscal 2000. The decline in operating income reflected the EUR 111 million restructuring charge in connection with the Alliant acquisition. As a percentage of net sales, operating income was 0.4% in fiscal 2001 compared to 1.6% in fiscal 2000. Currency exchange rates did not have a significant effect on operating income in fiscal 2001 compared to fiscal 2000.

Operating expenses increased in fiscal 2001 compared to fiscal 2000, reflecting costs associated with the December 2000 acquisition of PYA/Monarch along with the related integration costs.

Food Service: Europe

Fiscal 2002

Net sales from our food service segment in Europe represent net sales of Deli XL, located in The Netherlands and Belgium. In fiscal 2002, net sales decreased by EUR 10 million, or 1.1%, to EUR 872 million compared to fiscal 2001. The decrease in net sales was largely due to the weakened economy, as part of our customer base in the food service business includes sales to restaurants, hotels and catering services, which were particularly affected by the economic downturn.

Operating income for our food service segment in Europe decreased by EUR 15 million, or 65.2%, to EUR 8 million in fiscal 2002 compared to fiscal 2001. As a percentage of net sales, operating income was 0.9% in fiscal 2002 compared to 2.6% in fiscal 2001. In fiscal 2002, operating expenses increased, as a percentage of net sales, primarily due to an increase in pension costs in The Netherlands. The increase in pension costs largely resulted from the inclusion of employees of the previously acquired Gastronoom in the pension plan of Ahold Pension Fund beginning in fiscal 2002. In addition, pension costs increased because the poor performance of stock markets in fiscal 2002 had a negative influence on the investment results of the Ahold Pension Fund, resulting in additional pension charges, pension premiums and payments to the Ahold Pension Fund. The decrease in our operating income for our food service segment in Europe in fiscal 2002 compared to fiscal 2001 was mainly attributable to decreased net sales and higher operating expenses as discussed above.

Fiscal 2001

Net sales increased by EUR 121 million, or 15.9%, to EUR 882 million in fiscal 2001 compared to fiscal 2000. This was mainly due to the full-year consolidation of MEA, a Belgian food service operator that we acquired in October 2000. On January 1, 2001, MEA began operating under the name Deli XL. Excluding MEA, net sales growth at Deli XL was moderate in fiscal 2002 compared to fiscal 2001.

Operating income decreased EUR 1 million, or 4.2%, to EUR 23 million in fiscal 2001 compared to fiscal 2000. As a percentage of net sales, operating income decreased from 3.2% in fiscal 2000 to 2.6% in fiscal 2001. The decrease in operating income was primarily the result of an increase in operating expenses, as a percentage of net sales, mainly due to the integration costs of former Grootverbruik Ahold and Gastronoom and the cost of rebranding both companies as Deli XL.

Other Activities

Fiscal 2002

Our other activities consist primarily of real estate operations. Other activities also include net sales to third parties from Ahold Coffee Company, our coffee production company in The Netherlands and corporate overhead costs of the Ahold parent company. As a percentage of total net sales, the revenues from our other activities segment are insignificant.

The operating loss for the other activities segment was EUR 367 million in fiscal 2002 compared to operating income of EUR 75 million in fiscal 2001. The fiscal 2002 operating loss was caused by an exceptional loss of EUR 372 million that resulted from the default by VRH on certain indebtedness, which resulted in our parent company having to purchase, or cause to be purchased, substantially all of VRH’s shares in DAIH and to repurchase, or cause to be purchased, certain of VRH’s indebtedness. For additional information about the transaction with VRH, please see “Factors Affecting Results of Operations in Fiscal 2002 and Fiscal 2001—Exceptional Loss on Related Party Default Guarantee” above in this Item 5 and Note 5 to our consolidated financial statements included in Item 18 of this annual report.

Fiscal 2001

Operating income decreased by EUR 2 million, or 2.6%, to EUR 75 million in fiscal 2001 compared to fiscal 2000.

Share in Income (Loss) of Joint Ventures and Equity Investees

As discussed above, in addition to our consolidated subsidiaries, we also have interests in retail trade operations through our joint ventures. The income or losses generated by our joint ventures are included in our share in income (loss) of joint ventures and equity investees. As of fiscal year-end 2002, we had interests in three significant entities that we accounted for as unconsolidated joint ventures. These three joint ventures are ICA, JMR and Paiz Ahold. Previously we consolidated our interests in ICA, JMR and Paiz Ahold. As discussed under “Restatements, Adjustments and Remedial Actions” above in this Item 5, our consolidated financial statements for fiscal 2001 and fiscal 2000 have been restated to change our accounting for our interests in ICA and JMR to account for these joint ventures using the equity method of accounting. Paiz Ahold is a 50/50 joint venture between Ahold and the Paiz family that was formed in December 1999. In January 2002, Paiz Ahold joined with CSU International to form CARHCO. Paiz Ahold owns a 66 2/3% interest in CARHCO. Our restated consolidated financial statements also reflect adjustments to deconsolidate Paiz Ahold during the period from its formation in December 1999 until the formation of CARHCO in January 2002. We do not consolidate our interest in CARHCO.

Previously, we consolidated our interests in two other joint ventures: Bompreço and DAIH. Our consolidated financial statements have been restated for fiscal 2001 and fiscal 2000 to account for these entities as unconsolidated joint ventures for the periods prior to our obtaining a majority of the voting power. Bompreço was accounted for using the equity method of accounting until June 2000 and is consolidated for the periods after July 2000, when we acquired a majority of the voting power. In the second quarter of fiscal 2002, we began consolidating Disco in our financial statements as a result of our acquiring directly shares of Disco in consideration for capitalizing intercompany loans we had directly made to Disco. DAIH was accounted for using the equity method of accounting until June 2002. DAIH and Santa Isabel were consolidated as of July 2002 in connection with our purchase of the shares of capital stock of DAIH from our former joint venture partner VRH. For additional information about the transaction with VRH, please see “Factors Affecting Results of Operations in Fiscal 2002 and Fiscal 2001—Exceptional Loss on Related Party Default Guarantee” above in this Item 5 and Note 5 to our consolidated financial statements included in Item 18 of this annual report. For additional information about the restatement of our consolidated financial statements as a result of these changes in consolidation, please see “Restatements, Adjustments and Remedial Actions” above in this Item 5 and Note 3 to our consolidated financial statements included in Item 18 of this annual report.

	Significant unconsolidated joint ventures and equity investees
	Date of formation	Consolidated since	Ahold’s ownership interest as of fiscal year-end 2002
ICA	May 2000	—	50%
JMR	Jan. 1992	—	49%
Paiz Ahold*	Dec. 1999	—	50%
DAIH**	Jan. 1998	July 2002	100%
Bompreço	Fiscal 1996	July 2000	100%

*	In January 2002, Paiz Ahold formed CARHCO, a new joint venture, with CSU International. Paiz Ahold owns a 66 2/3% interest in CARHCO.
**	As of fiscal year-end 2002, DAIH was the holding company of Disco and Santa Isabel. Disco was consolidated since the second quarter of fiscal 2002.

The following table shows our share in income (loss) of joint ventures and equity investees:

	Fiscal
	2002		2001		2000
	Euro	Change (%)	Euro	Change (%)	Euro
			(restated)		(restated)
	(in EUR millions, except percentages)
ICA	61		64		48
JMR	35		30		20
Paiz Ahold	10		13		13
DAIH	(126)		(296)		(5)
Others	(18)		(3)		2

Total share in income (loss) of joint ventures and equity investees	(38)	80.2%	(192)	(346.2%)	78

Fiscal 2002

Our share in the losses from unconsolidated joint ventures and equity investees in fiscal 2002 was EUR 38 million compared to EUR 192 million in fiscal 2001 primarily as a result of losses at DAIH in fiscal 2002 and fiscal 2001 and, to a lesser extent, losses at Luis Paez included under “Others” in the table above. Our share in these losses was partially offset by our share in income from our other joint ventures.

JMR, Portugal

Due to the economic downturn in Portugal, JMR experienced lower net sales in fiscal 2002 compared to fiscal 2001 as a result of lower net sales in both supermarkets and hypermarkets. As a result of higher gross profit margins and a stable cost level, JMR’s operating income in fiscal 2002 increased compared to fiscal 2001. Our share in losses from unconsolidated joint ventures and equity investees in fiscal 2002 reflected our share in income of EUR 35 million from JMR, compared to EUR 30 million in fiscal 2001.

ICA, Scandinavia

In fiscal 2002, ICA, which operates in Scandinavia and the Baltic states, experienced a rise in net sales. In Sweden, ICA had a strong performance in fiscal 2002, particularly in its supermarkets, its large Kvantum supermarkets and its MAXI hypermarkets. In Norway, ICA improved its operating income despite losing market share. In fiscal 2002, operating income was negatively affected by write-offs of tangible and intangible assets which were caused by events which occurred subsequent to the end of fiscal 2002. Our share in the losses from unconsolidated joint ventures and equity investees in fiscal 2002 reflected our share in income of EUR 61 million from ICA, compared to EUR 64 million in fiscal 2001.

Paiz Ahold, Latin America

Our share in the losses from unconsolidated joint ventures and equity investees in fiscal 2002 and in fiscal 2001 included income of EUR 9 million and EUR 13 million, respectively, from Paiz Ahold. Net sales of the Paiz Ahold joint venture increased in fiscal 2002 compared to fiscal 2001 due to the addition of CSU and Corporación de Compañía Agroindustriales (“CCA”) following Paiz Ahold’s formation of CARHCO, a new joint venture with CSU International, in January 2002. Our share in income from Paiz Ahold in fiscal 2002 was lower than our share in income from the Paiz Ahold joint venture in fiscal 2001. The lower net income in fiscal 2002 was caused by the addition of CSU and CCA to the joint venture. CSU’s operations had lower margins than La Fragua, the Central American supermarket and hypermarket company 80.5%-owned by Paiz Ahold, and higher financing costs due to higher debt levels. Net sales at La Fragua increased approximately 9% in fiscal 2002 compared to fiscal 2001. CARHCO also had a less favorable tax burden than Paiz Ahold, particularly due to higher taxation levels in Costa Rica.

DAIH, Latin America

In fiscal 2002, our share in the loss of DAIH was EUR 126 million, compared to our share in the loss of DAIH of EUR 296 million in fiscal 2001. The decrease in our share in the loss of DAIH is due to the fact that DAIH ceased to be an unconsolidated entity until July 2002, after which time we consolidated the results of DAIH. The main cause for the loss at DAIH was a loss at Disco. The Disco loss resulted from the devaluation of the Argentine Peso, which caused losses on US dollar-denominated loans. In fiscal 2002, the losses were offset in part by a change in Argentine law that redenominated certain debts of Argentine companies from US dollar-denominated debt to Argentine Peso-denominated debt. Net sales at Disco for the full fiscal 2002 increased 17% to EUR 783 million, compared to fiscal 2001. The increase was primarily caused by high inflation in Argentina, which in fiscal 2002 amounted to approximately 48% with respect to food and beverages. Gross profit margin at Disco in fiscal 2002 was negatively affected by decreased purchasing power in Argentina. The gross profit margin decreased, mainly due to the economic crisis in Argentina, which forced us to lower prices in order to remain competitive. In addition, Disco received reduced supplier bonuses, as a percentage of net sales, in fiscal 2002 compared to fiscal 2001 due to fewer store openings and remodelings. In fiscal 2002, Disco started a restructuring initiative to position the company for the changed economic circumstances in Argentina. Operating income in local currency at Disco in fiscal 2002 was below that in fiscal 2001 mainly due to lowering prices, and the impact was magnified by the devaluation of the Argentine Peso. Disco’s operating expenses increased in fiscal 2002 compared to fiscal 2001, but decreased as a percentage of net sales in fiscal 2002 compared to fiscal 2001. The operating expense increase resulted from higher rent expenses related to additional taxes and higher packaging and transportation costs, which costs were denominated in US dollars. The decrease in operating expenses as a percentage of net sales in fiscal 2002 was the result of a net sales increase due to inflation.

Net sales at Santa Isabel for the full year in fiscal 2002 increased by 5.9% to EUR 713 million, compared to fiscal 2001. The increase was due to an effective pricing strategy that lowered prices in order for Santa Isabel to better compete with the market and to store openings in Peru. The gross profit margin at Santa Isabel decreased in fiscal 2002 compared to fiscal 2001, mainly due to the new pricing strategy and lower vendor allowances. Santa Isabel recorded an operating loss for the period prior to its consolidation in July 2002, largely as a result of competition due to overcapacity in the markets served by Santa Isabel. This operating loss was partly due to an impairment of goodwill of EUR 45 million.

Fiscal 2001

Our share in the losses from unconsolidated joint ventures and equity investees was EUR 192 million in fiscal 2001 compared to income of EUR 78 million in fiscal 2000, primarily as a result of a loss incurred at DAIH in fiscal 2001, partially offset by our share in income from our other joint ventures. Net sales at Disco in fiscal 2001 decreased 1.3% to EUR 2.1 billion, compared to fiscal 2000. The decrease in net sales was due to the deflationary environment and a severe recession in Argentina. Disco had operating income, stated as a percentage of net sales, of approximately 3.8% in fiscal 2001.

Net sales at Santa Isabel in fiscal 2001 increased 16.3% to EUR 772 million, compared to fiscal 2000. Santa Isabel incurred a slight operating loss in fiscal 2001.

JMR, Portugal

In fiscal 2001, JMR net sales increased by 6.4% compared to fiscal 2000. The increase in net sales, which was partly offset by lower margins, resulted in a higher gross profit in fiscal 2001 compared to fiscal 2000. Due to additional cost savings, operating expenses were reduced in fiscal 2001 compared to fiscal 2000. The combined effect of higher net sales and relatively lower operating expenses resulted in higher operating income in fiscal 2001 compared to fiscal 2000. Our share in losses from unconsolidated joint ventures and equity investees in fiscal 2001 reflected our share in income of EUR 30 million from JMR, compared to EUR 20 million in fiscal 2000.

ICA, Scandinavia

In fiscal 2001, ICA experienced a rise in net sales and improved its operating income compared to fiscal 2000. In Sweden, ICA improved its performance in fiscal 2001, particularly as a result of increased net sales and improved cost controls in fiscal 2001 compared to fiscal 2000. In

Norway, ICA had a difficult year, mainly as a result of format positioning, tough competition and trade leakage to Sweden and Denmark due to customers crossing into those countries in search of lower prices. In fiscal 2001, ICA’s operating income improved by EUR 54 million to EUR 195 million. Our share in losses from unconsolidated joint ventures and equity investees in fiscal 2001 reflected our share in income of EUR 64 million from ICA, compared to EUR 19 million in fiscal 2000.

Paiz Ahold, Latin America

The Paiz Ahold joint venture increased its net sales in fiscal 2001 compared to fiscal 2000. Gross profit increased in fiscal 2001 compared to fiscal 2000 largely as a result of changing the product offering by adding higher-profit non-food items, but was partially offset by increased operating expenses, mainly due to store opening expenses. Operating income at Paiz Ahold increased in fiscal 2001 compared to fiscal 2000. Our share in the losses from unconsolidated joint ventures and equity investees in fiscal 2001 included our share in income of EUR 13 million from Paiz Ahold, compared to EUR 13 million in fiscal 2000.

DAIH, Latin America

In fiscal 2001, our share in the loss of DAIH was EUR 296 million, compared to our share in the loss of DAIH of EUR 5 million in fiscal 2000, primarily as a result of a loss at Disco caused by the decreasing value of the Argentine Peso. The devaluation of the Argentine Peso also caused losses on Disco loans denominated in US dollars. In addition, the loss was also a result of the write-off of minority interests in the results of DAIH of EUR 22 million and a correction in deferred taxes of EUR 13 million. The fiscal 2001 operating income of Disco were negatively affected by the economic crisis and political instability in Argentina. In fiscal 2001, Disco was able to control its operating expenses, but its net sales and gross profit decreased compared to fiscal 2000. Santa Isabel improved its net sales and gross profit in fiscal 2001 compared to fiscal 2000, but its operating expenses were higher than in the prior fiscal year. Operating income for Santa Isabel in fiscal 2001 increased compared to fiscal 2000.

Liquidity And Capital Resources

Liquidity

Historically, our primary sources of liquidity have been (1) cash provided by operating activities, (2) borrowings under our credit facilities and (3) debt and equity issuances in the capital markets. Beginning in early 2003, business challenges arising as a result of the February 24, 2003 announcement and related developments, described in “Restatements, Adjustments and Remedial Actions” above in this Item 5, negatively impacted our liquidity and affected our cash availability. These issues, among other things, led to credit rating downgrades that, coupled with the announcement of accounting irregularities, errors and other issues and the resulting delay in the publishing of our results for fiscal 2002, caused us to lose, to a significant extent, access to the capital markets and to financing sources which, historically, were an important source of funding to us. In addition, following these events, a number of our local committed and uncommitted credit lines were cancelled, reduced or restricted, either to the amount of borrowings outstanding at the time or else with respect to the use of those borrowings. Further, as a result of the issues announced by us on February 24, 2003, and related developments, including the credit ratings downgrades and delay in publishing our audited financial statements for fiscal 2002, we may have breached some of our representations and warranties and/or failed to meet some of the covenants contained in our then-outstanding debt agreements and contractual obligations, including operating leases and derivative instruments. Due to these events and their consequent impact on our compliance with financial and other covenants in our then-existing debt obligations, including our 2002 Credit Facility, we repaid certain debt and other obligations prior to their stated maturity and on March 3, 2003, we entered into the new 2003 Credit Facility to provide us with liquidity to stabilize our Company, replace the 2002 Credit Facility and provide funding to cover maturing debt obligations. For details of the 2003 Credit Facility, please see Item 10 “Additional Information—Material Contracts—2003 Credit Facility.”

We currently have substantial debt outstanding and the timely payment of amounts due in the near-term on our outstanding debt and the continued funding of our business will require significant cash resources. In addition, apart from the obligations recorded on our balance sheet, we also have certain commitments and contingencies that may have significant future cash requirements. For additional information about our commitments and contingent liabilities, please see the discussion in “Contractual Obligations” and “Other Off-Balance Sheet Arrangements” below in this Item 5 and in Note 30 to our consolidated financial statements included in Item 18 of this annual report. Furthermore, our letter of credit requirements have increased significantly since fiscal year-end 2002, and we expect them to increase further, primarily because of increased requirements of our third-party insurance providers, in particular with respect to workers’ compensation coverage, as described in “Insurance” below in this Item 5. The increased workers’ compensation coverage requirements stem from issues affecting the U.S. insurance market as a whole, as well as increased credit support requirements as a result of the February 24, 2003 announcement and related events. Our current level of indebtedness, our other commitments and contingencies and our increased letter of credit requirements could affect our operations in a number of ways, including (1) requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, (2) limiting our ability to obtain additional debt financing in the future for working capital or capital expenditures or to refinance existing debt, (3) limiting our flexibility in reacting to industry changes and economic conditions generally and (4) consequently placing us at a competitive disadvantage.

As announced on September 4, 2003, and as discussed under “Strategic Outlook” above in this Item 5, under the direction of our new President and Chief Executive Officer and new Chief Financial Officer, a primary focus of our Company is on debt reduction through divestments, improving operational performance and generating cash flow by improving working capital management and scrutinizing our capital expenditures. Cost reduction programs are being implemented throughout our Company. As we previously announced, we have begun divesting, and will continue divesting, our non-core businesses and consistently under-performing assets, either in whole or in part, in an effort to focus on our core operations and enhance our local market leadership positions in markets we serve where we have achieved, or believe we can achieve, a leading position based on net sales. As part of our new strategic framework, the scope of this divestment program will be expanded, as we intend to scrutinize our portfolio of businesses with a focus on identifying those operations and formats that do not fit our future strategy. Finally, we are also assessing the options, in addition to divestments, that are available for strengthening our balance sheet and refinancing our debt. For a more detailed discussion of our strategic plans, please see “Strategic Outlook” above in this Item 5.

In light of this strategic framework and based on current operating performance, we believe that our cash generated from operations, proceeds from divestitures and the refinancing of our debt, including the 2003 Credit Facility, through accessing the capital markets, obtaining bank loans or otherwise, will be sufficient for our working capital, capital expenditures and scheduled debt repayment requirements for the next twelve months. We will continue to assess our liquidity position and potential sources of supplemental liquidity in view of our operating performance and other relevant circumstances. However, as a consequence of the accounting irregularities and related events at Ahold, our high debt level and current credit ratings, we cannot be certain that these actions will be successful. If funds from any of these sources are not available on a timely basis or on satisfactory terms, or at all, or if these sources are insufficient to pay our obligations as they mature or otherwise become due and payable or to fund our liquidity needs, this could materially adversely affect our financial condition, results of operations and liquidity. For a further discussion about risks relating to our liquidity, please see Item 3 “Key Information—Risk Factors—Risk Factors Relating to Our Liquidity.”

Credit Ratings

On November 12, 2002, our Baal senior unsecured and Baa2 subordinated debt ratings were placed on review for possible downgrade by Moody’s. On January 17, 2003, Moody’s downgraded our senior unsecured and subordinated debt ratings two notches to Baa3 and Ba1 respectively. On January 24, 2003, S&P downgraded our long-term local issuer credit and long-term foreign issuer credit rating from BBB+ to BBB with a stable outlook. After the announcements on February 24, 2003, S&P downgraded our long-term foreign issuer credit and long-term local issuer credit two notches from BBB to BB+ with a negative outlook and our short-term foreign issuer credit and short-term local issuer credit were downgraded from A-2 to B. On the same day, Moody’s placed all ratings of our credit on review for possible downgrade and the following day downgraded our senior unsecured debt to B1 and subordinated notes to B2 and at the same time assigned us a Ba3 senior implied rating. All ratings remain on review for possible downgrade. On May 8, 2003, S&P downgraded our long-term foreign issuer credit and long-term local issuer credit each to BB-, and both remain on negative outlook.

Our 2002 Credit Facility contained a step-up provision that increased the margin component of our interest costs. The 2003 Credit Facility also has a step-up provision that increases the margin for each ratings notch downgrade below Baa3 (Moody’s) and BBB- (for S&P). In addition, although currently the costs associated with the sale of instruments under our accounts receivable securitization programs are based on the A-1+/P-1 asset-backed commercial paper market, in the event that the purchasers of these instruments refuse or are unable to fund the purchases with asset-backed paper, the costs associated with the sale of interests to the alternative committed purchasers will be based on the sum of LIBOR and an additional amount based on our then-current credit rating.

Additional downgrades by either S&P or Moody’s could exacerbate our liquidity problems, increase our cost of borrowings, including the refinancing of our existing debt, result in our being unable to secure new financing, affect our ability to make payments on outstanding debt instruments and comply with other existing obligations. In addition, some of our contractual obligations, including operating leases, contain ratings covenants. For a further discussion of the impact of and risks relating to our recent credit rating downgrades, please see Item 3 “Key Information—Risk Factors—Risk Factors Relating to Our Liquidity—Further downgrading of our credit ratings could make it more difficult and expensive to finance our operations and our future operating income could be diminished as a result.”

Cash Flows

In fiscal 2002, our net cash outflow, after operating, investing and financing activities, was EUR 611 million, compared to a net cash inflow of EUR 459 million in fiscal 2001 and EUR 219 million in fiscal 2000. Net cash used for investing activities was EUR 2.6 billion, EUR 4.6 billion and EUR 9.2 billion in fiscal 2002, fiscal 2001 and fiscal 2000, respectively. In fiscal 2002, we had a net cash outflow of EUR 504 million relating to financing activities, compared to a net cash inflow from financing activities of EUR 3.1 billion in fiscal 2001 and EUR 7.4 billion in fiscal 2000. Our total debt was approximately EUR 12.9 billion, EUR 13.7 billion and EUR 11.6 billion at fiscal year-end 2002, fiscal year-end 2001 and fiscal year-end 2000, respectively.

We expect that our fiscal 2003 net cash flows from operating activities will be negatively impacted by the weakened economy and increased competition in many of our operating areas, along with the diversion of our attention from operations and strategic planning because of the accounting irregularities, errors and other issues that were announced on February 24, 2003 and those found through the related forensic investigations and external and internal audits. For additional information about factors that may affect our cash flows, please see “Outlook for Fiscal 2003” and “Results of Operations” above in this Item 5. However, we expect that cash flows from investing activities in fiscal 2003 will be positively impacted by the reduction in our capital expenditures, along with the divestment of certain of the operations within our portfolio, as discussed above. We anticipate that cash outflows from financing activities in fiscal 2003 will be higher as a result of higher debt repayments and increased borrowing rates resulting from the February 24, 2003 announcement and related developments, including our credit ratings downgrades, as well as a greater amount of maturing debt in fiscal 2003 as compared to fiscal 2002. For additional information about our recent and proposed divestments, please see Item 4 “Information about the Company—Divestments.”

For additional information about cash flows, please see our statement of cash flows included in our consolidated financial statements included in Item 18 of this annual report. The following table summarizes the sources of our cash flows for the periods indicated:

	Fiscal
	2002	2001	2000
		(restated)	(restated)
	(in EUR millions)
Cash flows from operating activities	2,486	1,961	2,063
Cash flows from investing activities	(2,593)	(4,565)	(9,197)
Cash flows from financing activities	(504)	3,063	7,353

Net change in cash	(611)	459	219

Cash Flows From Operating Activities

In fiscal 2002, we generated cash flows from operating activities of EUR 2.5 billion compared to EUR 2.0 billion in fiscal 2001 and EUR 2.1 billion in fiscal 2000. This increase in fiscal 2002 as compared to prior years was the result of a variety of factors, mainly related to our results from our existing and acquired businesses, adjusted for depreciation and the impairment of assets, as discussed in “Results of Operations” above in this Item 5. Cash flows from working capital changes were EUR 107 million, EUR (166) million and EUR 208 million for fiscal 2002, fiscal 2001 and fiscal 2000, respectively. The working capital improvement in fiscal 2002 was attributable to our focus in our retail segment on collection of receivables and improved payment terms with retail vendors, offset in part by the impact of excess inventory levels at USF. The increase in working capital needs in fiscal 2001 as compared to fiscal 2000 was a result of increased inventory levels at USF and our retail operations, offset in part by higher accounts payable.

As discussed below, our principal uses of cash from operating activities have been for acquisitions, investment in distribution centers, new stores, store remodeling and store expansions, as well as in other assets, and store efficiency-improving measures and retail trade operation innovations. In fiscal 2003, we expect the principal uses of cash from operating activities will be for debt repayments and investment in distribution centers, new stores, store remodeling and store expansions, as well as in other assets, store efficiency-improving measures and retailing innovations.

Cash Flows From Investing Activities and Capital Expenditures

In fiscal 2002, cash outflows from investing activities were EUR 2.6 billion compared to EUR 4.6 billion in fiscal 2001 and EUR 9.2 billion in fiscal 2000. Of this, capital expenditures relating to the purchase of tangible and intangible fixed assets were EUR 2.2 billion in fiscal 2002 compared to EUR 2.5 billion in fiscal 2001 and EUR 1.9 billion in fiscal 2000. In fiscal 2002, we recorded EUR 1.1 billion in cash outflows related to acquisitions of businesses, compared to EUR 2.8 billion and EUR 7.6 billion in fiscal 2001 and fiscal 2000, respectively. Of the capital expenditures for tangible and intangible fixed assets and acquisitions in fiscal 2002, fiscal 2001 and fiscal 2000, approximately 34%, 54% and 80%, respectively, was attributable to acquisitions, and approximately 66%, 46% and 20%, respectively, was attributable to new stores and store improvements, distribution centers, computer hardware and other assets. Fixed asset disposals generated cash inflows of EUR 590 million, EUR 1.1 billion and EUR 303 million in fiscal 2002, fiscal 2001 and fiscal 2000, respectively. Cash flows for other investing activities primarily relate to issuance and repayment of loans receivables, which are generally issued to third-party real estate developers for the purpose of developing future property to be used by us in our operations.

The table below shows our cash flows from investing activities by category:

	Fiscal
	2002	2001	2000
		(restated)	(restated)
	(in EUR millions)
Purchases of tangible and intangible fixed assets	(2,160)	(2,459)	(1,890)
Acquisitions of businesses	(1,136)	(2,843)	(7,552)
Fixed assets disposals	590	1,134	303
Other	113	(397)	(58)

Cash flows from investing activities	(2,593)	(4,565)	(9,197)

During fiscal 2002, fiscal 2001 and fiscal 2000, we completed several acquisitions and joint venture investments. During fiscal 2002, we acquired seven individually materially insignificant entities for a total cost of EUR 380 million. This EUR 380 million was paid primarily in cash and assumed debt of the Company. In addition, as a result of VRH’s default on certain indebtedness in July 2002, we made an additional investment of USD 448 million (EUR 453 million) in DAIH, a former joint venture, through the purchase of DAIH shares pursuant to guarantees and the assumption of certain debt. This further investment resulted in our full ownership of DAIH and is further described in “Factors Affecting Results of Operations in Fiscal 2002 and Fiscal 2001—Exceptional Loss on Related Party Guarantee” above in this Item 5, “Other Borrowings” below in this Item 5 and Note 5 to our consolidated financial statements included in Item 18 of this annual report.

In fiscal 2001, we acquired Alliant, Bruno’s, and several other individually insignificant subsidiaries that are material in the aggregate, for a total cost of EUR 3.8 billion in cash and assumed debt. In fiscal 2000, we acquired USF for approximately EUR 3.8 billion, PYA/Monarch for approximately EUR 1.7 billion and seven individually insignificant subsidiaries for a total cost of approximately EUR 1.0 billion, which was paid primarily in cash and assumed debt. In addition, we acquired Superdiplo pursuant to an exchange offer of our common shares. For a more detailed discussion of our acquisitions in fiscal 2002, fiscal 2001 and fiscal 2000, please see Item 4 “Information on the Company—Acquisitions,” the discussion under “Results of Operations” above in this Item 5 and Note 4 to our consolidated financial statements included in Item 18 of this annual report.

Cash inflows from the disposal of fixed assets were EUR 590 million in fiscal 2002, compared to EUR 1.1 billion in fiscal 2001 and EUR 303 million in fiscal 2000. Disposal of fixed assets generally relates to the sale of individual stores, shopping centers or parcels of land that were no longer in use or being held for sale, and also includes proceeds from sale-leaseback transactions. As previously discussed in “Strategic Outlook—Divestments” above in this Item 5, during late 2002 and in 2003, we announced our intention to sell various subsidiaries and stores. In fiscal

2003, we have completed the sales of our Indonesian and Malayasian operations, Santa Isabel and Supermercados in Chile and Paraguay, and De Tuinen in The Netherlands for total net proceeds to us in the amount of EUR 124 million. In addition, we sold De Walvis and Jamin in The Netherlands and Golden Gallon in the United States. For a more detailed discussion of our divestments, please see Item 4 “Information on the Company—Divestments” and Note 31 to our consolidated financial statements included in Item 18 of this annual report.

Historically, the majority of our capital expenditures incurred were for new stores and store improvements, distribution centers, computer hardware and other assets. In fiscal 2002, fiscal 2001 and fiscal 2000, capital expenditures were EUR 2.2 billion, EUR 2.5 billion and EUR 1.9 billion, respectively. In fiscal 2003, we have been scrutinizing and restricting capital expenditures in order to strengthen our cash flow. We expect to record in fiscal 2003 capital expenditures of between EUR 1.4 billion and EUR 1.7 billion of which we expect approximately 68% will be used in retail trade in the United States, 25% will be used in retail trade in Europe and approximately 7% will be used in food service in the United States. We expect to use these capital expenditures principally to open new stores and to remodel existing stores. Of these expected capital expenditures EUR 307 million was committed as of fiscal year-end 2002. We expect that these capital expenditures will be financed primarily from cash generated from operations.

Cash Flows From Financing Activities

Our financing activities generated cash outflows of EUR 504 million in fiscal 2002, compared to cash inflows of EUR 3.1 billion in fiscal 2001 and EUR 7.4 billion in fiscal 2000, largely reflecting lower financing requirements due to a reduction in the number and value of acquisitions in fiscal 2002 compared to prior fiscal years. Additionally, the cash component of dividends paid on common shares in fiscal 2002 increased by EUR 339 million. In addition to debt issued during fiscal 2002, fiscal 2001 and fiscal 2000 under our EMTN program of EUR 40 million, EUR 3.1 billion and EUR 1.8 billion, respectively, in fiscal 2000, we raised USD 700 million from the issuance of 8¼% bonds by Ahold Finance USA and EUR 920 million from our issuance of 4% convertible subordinated notes. For more information about these debt issuances and offerings, please see “Other Borrowings” below in this Item 5. In fiscal 2001 and fiscal 2000, we raised approximately EUR 2.5 billion and EUR 3.1 billion, respectively, in net proceeds from equity offerings. For additional information about these equity offerings, please see “Equity and Equity Offerings” below in this Item 5.

Our total debt was approximately EUR 12.9 billion, EUR 13.7 billion and EUR 11.6 billion at fiscal year-end 2002, fiscal year-end 2001 and fiscal year-end 2000, respectively, as set forth in the table below:

	Fiscal
	2002	2001	2000
		(restated)	(restated)
	(in EUR millions)
Long-term debt (including the current portion)	9,586	10,668	8,274
Capitalized lease commitments (including the current portion)	2,323	2,475	1,984
Short-term debt	998	586	1,321

Total debt	12,907	13,729	11,579

Long-term debt consists principally of notes and bonds issued by us and our subsidiaries in the capital markets. Short-term debt consists of debt obligations maturing within one year of their incurrence, and includes our credit facilities. In addition to the above debt, we have various local committed and uncommitted short-term credit lines.

Between fiscal 2001 and fiscal 2002, our long-term debt, including the current portion, decreased by EUR 1.1 billion from EUR 10.7 billion to EUR 9.6 billion. Of this decrease, EUR 1.0 billion was attributable to changes in exchange rates, principally between the US dollar and the Euro, and the payment of EUR 676 million of maturing loans. In addition, we assumed EUR 221 million in debt from acquisitions and issued EUR 393 million of other long-term debt.

At fiscal year-end 2002, we had outstanding long-term debt of EUR 9.6 billion. The maturity schedule of this debt includes repayments due of EUR 1.3 billion in fiscal 2003, and EUR 8.3 billion between fiscal 2004 and fiscal 2031. The detailed maturity schedule is as follows:

	Payments due by fiscal year
	2003	2004	2005	2006	2007	2008+
	(in EUR millions)
Long-term debt (including the current portion)(1)(2)	1,273	56	2,530	356	452	4,919

(1)	This table does not include borrowings under our 2002 Credit Facility, which were categorized as short-term debt. The 2002 Credit Facility has subsequently been replaced by the 2003 Credit Facility, which expires in February 2004. For amounts outstanding under the 2003 Credit Facility, please see “Credit Facilities” below.
(2)	For debt which we have repaid during fiscal 2003, please see “Other Borrowings” below.

For a detailed discussion of this debt, please see Note 24 to our consolidated financial statements included in Item 18 of this annual report.

Credit Facilities

In the past, our primary line of credit, entered into in December 1996, was a USD 1 billion, seven-year multi-currency revolving credit facility. In March 1998, we entered into an additional USD 500 million, four-year standby multi-currency revolving credit facility.

In fiscal 2002, the USD 1.0 billion facility referred to above was cancelled and the USD 500 million facility referred to above expired and both were replaced on July 18, 2002, with the 2002 Credit Facility. The 2002 Credit Facility comprised a USD 2 billion multi-currency dual tranche revolving credit facility bearing an interest rate of LIBOR (or EURIBOR for Euro-denominated borrowings) plus an applicable margin. The applicable margin was determined by (i) our most recent credit rating, as published by Moody’s or S&P, and (ii) which tranche of the facility, A or B, was utilized. Tranche A, which permitted borrowings of up to USD 500 million, offered a maximum loan term of one year, and had a margin ranging from 0.30% to 0.455%, and Tranche B, which permitted borrowings of up to USD 1.5 billion, offered a maximum loan term of five years, and had a margin ranging from 0.35% to 0.50%. In addition, the 2002 Credit Facility provided for up to USD 150 million in letters of credit with a commission rate of 0.40%. The 2002 Credit Facility had, at fiscal year-end 2002, an applicable borrowing rate of LIBOR plus 0.35% for the outstanding drawings under Tranche A, and LIBOR plus 0.40% for the outstanding drawings under Tranche B. At fiscal year-end 2002, we had outstanding borrowings under the

2002 Credit Facility of USD 80 million in loans, of which USD 20 million was drawn under Tranche A and USD 60 million was drawn under Tranche B, and USD 150 million in letters of credit which we used primarily to support our insurance obligations.

As discussed above, given the nature of the issues affecting us, on March 3, 2003, we replaced our 2002 Credit Facility, under which, as of that date, USD 550 million in borrowings was drawn and USD 150 million in letters of credit were outstanding, with the 2003 Credit Facility. The 2003 Credit Facility, as amended, provides for aggregate borrowings of up to EUR 600 million made available to Albert Heijn and USD 2.2 billion, including up to USD 400 million in letters of credit, made available to Stop & Shop. This facility is comprised of an unsecured tranche of USD 915 million available to Stop & Shop, with the remainder of the facility secured. Subject to certain conditions, we may use borrowings under the 2003 Credit Facility to refinance and repay intercompany indebtedness, fund intercompany loans and for working capital of Albert Heijn and Stop & Shop and we may use letters of credit for general corporate purposes only. As of October 3, 2003, we had outstanding borrowings under the 2003 Credit Facility as follows:

•	USD 750 million in loans with a current interest rate of 4.37% and a maturity date of October 28, 2003;

•	EUR 600 million in loans with a current interest rate of 5.36% and a maturity date of October 28, 2003; and

•	USD 353 million of letters of credit with a current fee of 3.25% and a maturity date of February 23, 2004.

Borrowings under the 2003 Credit Facility mature at the end of their respective interest periods (generally bi-weekly), subject to being re-borrowed upon their maturity. We intend to continue to roll over these amounts as they become due until either the expiration of the 2003 Credit Facility in February 2004 or its refinancing.

For a more detailed description of the 2003 Credit Facility, including the financial and other covenants contained therein and the security granted in respect thereof please see Item 10 “Additional Information—Material Contracts.”

Other Borrowings

We are party to an EMTN program, under which, and subject to market conditions, we can issue senior or subordinated and rated or unrated notes denominated in any currency agreed between us and the relevant dealer. The maximum amount of notes issuable under the EMTN program was increased from EUR 5.0 billion to EUR 7.0 billion during fiscal 2002. Notes issued under the EMTN program contain customary restrictive covenants, including negative pledge covenants. As of fiscal year-end 2002, using the applicable exchange rates at fiscal year-end 2002, we had outstanding an aggregate of EUR 4.7 billion in notes under the EMTN program, and using the applicable exchange rates at time of issuance, we had outstanding an aggregate of EUR 5.0 billion in notes under the EMTN program. The notes have maturity dates ranging from 2005 through 2031. Most recently, we issued a EUR 40 million note under this EMTN program on February 5, 2002, with an interest rate of 5.625% and a maturity of December 17, 2008.

On June 14, 2002, we obtained a EUR 50 million loan from Credit Agricole with a floating interest rate of EURIBOR + 0.4% and a maturity date of June 14, 2007. In addition, during the course of fiscal 2002, our Spanish subsidiary, Ahold Supermercados, restructured its external debt in an effort to reduce its number of banking relationships. As a result, four credit facilities in the aggregate amount of EUR 161.5 million were established or extended.

During fiscal 2002, we repaid the following long-term debt upon its maturity:

•	on February 1, 2002, the USD 250 million 9.75% senior notes issued by Stop & Shop in February 1992; and

•	on March 15, 2002, the USD 39 million 6-month floating rate LIBOR plus 0.70% notes issued by Tops on August 25, 1998.

On July 16, 2002, in connection with our contingent liabilities relating to VRH, we received a default notice from one of VRH’s lenders, which subsequently triggered defaults under all of the VRH loans. As a result, we purchased the shares of DAIH that had been pledged by VRH to the lenders in connection with those loans for total consideration of approximately USD 448 million and assumed other debt of VRH. We obtained a portion of the funding for this transaction by obtaining a EUR 158 million loan from ABN AMRO Bank N.V. (“ABN AMRO”) on August 6, 2002, with a floating interest rate of EURIBOR plus 0.63%, which was subsequently repaid on March 5, 2003. Furthermore, we were required to write off a USD 5 million unsecured loan that we had granted to VRH. For additional information about VRH and DAIH, including the VRH loans, please see “Factors Affecting Results of Operations in Fiscal 2002 and Fiscal 2001—Exceptional Loss on Related Party Guarantee” above in this Item 5 and Note 5 to our consolidated financial statements included in Item 18 of this annual report.

For cash management purposes, including the issuance of letters of credit, our operating companies also maintain uncommitted and committed credit lines. Immediately following the announcements of February 24, 2003, a number of committed and uncommitted credit lines at our operating company level were cancelled, reduced or restricted, either to the amount of borrowings outstanding at the time or else with respect to the use of those borrowings. As of October 3, 2003, the aggregate capacity of these committed and uncommitted credit lines, excluding the 2003 Credit Facility, was EUR 655 million, with EUR 630 million in uncommitted facilities and EUR 25 million in committed facilities.

Subsequent to fiscal year-end 2002, we obtained a EUR 35 million loan from AH Vaste Klanten Fonds (“AHVKF” or “Dutch Customer Fund”), dated February 3, 2003, with an interest rate of 3.0% and a maturity date of February 3, 2005. We used this loan to partially refinance a maturing EUR 45.5 million loan with an interest rate of 4.83% issued to us by AHVKF on February 3, 2001. The EUR 35 million loan was callable, in part or in whole, at any time, and was called by AHVKF and repaid by us in three tranches. We repaid EUR 15 million on February 25, 2003, EUR 10 million on February 26, 2003, and the balance of EUR 10 million on February 27, 2003.

For more information about the AHVKF, please see Item 6 “Directors, Senior Management and Employees—Dutch Customer Fund.”

In addition, on May 15, 2003, Schuitema, our 73.2%-owned consolidated subsidiary, entered into a EUR 135 million, dual tranche loan with the Nederlandse Investeringsbank (the “NIB”), with both tranches maturing in February 2007. One tranche of EUR 125 million carries an interest rate of 2.7375%, and the other tranche of EUR 10 million carries a floating interest rate equal to EURIBOR.

Subsequent to fiscal year-end 2002, in addition to repaying and replacing our 2002 Credit Facility and repaying the debt described above, we made the following debt repayments.

•	on March 5, 2003, we repaid upon maturity the EUR 158 million loan issued to us by ABN AMRO on August 6, 2002, which had an interest rate of EURIBOR plus 0.63%;

•	on March 13, 2003, in connection with entering into the secured tranche of the 2003 Credit Facility, we repaid the USD 25 million loan issued to Bompreço by Banco Sudameris de Investimento S.A. on December 18, 2001, which had a floating interest rate of LIBOR plus 0.45% and an original maturity date of February 12, 2006;

•	on March 17, 2003, we repaid EUR 5 million on a EUR 22.7 million loan issued to us by AHVKF on August 3, 2001, which had interest rate of 4.5% and an original maturity date of August 3, 2003 after it was called at the lender’s discretion;

•	on April 22, 2003, in connection with entering into the secured tranche of the 2003 Credit Facility, we made an aggregate payment of USD 106.8 million, including a USD 17.8 million make-whole amount, to the holders of the USD 39 million 6.11% Series A notes with an original maturity date of June 30, 2003, and the 6.23% Series B notes with an original maturity date of June 30, 2006, issued by Croesus (formerly known as Ahold U.S.A., Inc.), a finance subsidiary, on June 30, 1998;

•	on May 14, 2003, we repaid upon maturity the USD 100 million 9.125% bonds issued by Disco on May 11, 1998;

•	on May 14, 2003, we repaid upon maturity the USD 150 million loan issued to Ahold by Banco Intesa on May 14, 2001, which had an interest rate of LIBOR plus 0.1%;

•	on May 15, 2003, we repaid the EUR 31.8 million loan issued to us by the NIB in March 1993, which had an interest rate of 7.2% and which had been rolled over from its original maturity date in March 2003 through the repayment date;

•	on June 1, 2003, we made an annual principal installment payment of EUR 9 million on the EUR 45 million loan issued to Ahold Vastgoed B.V. on June 1, 1994, by ING Bank N.V. (“ING Bank”), which had interest rate of 7.70%;

•	on August 25, 2003, we repaid upon maturity the EUR 91 million 6.75% bond issued on August 24, 1993; and

•	on September 30, 2003, we repaid upon maturity our EUR 678.4 million 3.0% convertible subordinated notes issued by us on September 30, 1998.

On May 2, 2003, we made a payment of ARS 125.9 million (approximately USD 44.6 million) with respect to our purchase of the Ekono chain in Argentina on December 23, 1999. The total purchase price for Ekono was USD 150 million, of which USD 90 million (including a retained amount of a maximum of USD 10 million for possible claims under the share purchase agreement) was due in May 2003. As a result of Argentine legislation issued early in 2002, the USD 90 million portion of the Ekono purchase price to be paid out in May 2003 was converted into Argentine Pesos at a USD 1 = ARS 1 exchange rate, including the applicable inflation correction (CER inflation index). After applying this statutory conversion rate and deducting an amount withheld for claims, the amount due amounted to ARS 125.9 million, which, at the applicable exchange rate as of May 2, 2003, represented approximately USD 44.6 million. On April 28, 2003, civil proceedings were initiated against DAIH in The Netherlands Antilles in which it has been alleged that Disco underpaid the deferred portion of the Ekono purchase price by applying the Argentine legislation and also by improperly computing an amount to be withheld from the purchase price to compensate for outstanding claims. For additional information about this lawsuit, please see Item 8 “Financial Information—Litigation and Legal Proceedings—Other Litigation, Investigations and Legal Proceedings—Netherlands Antilles Litigation.”

On July 22, 2003, we redeemed for an aggregate payment of USD 266.9 million, the USD 250 million 9.875% bonds issued by Disco with an original maturity date of May 15, 2008, which payment included principal, interest and a premium of USD 12.3 million. A total of USD 190.3 million of these bonds were held by Ahold Belgë N.V, our wholly-owned subsidiary. We determined it necessary to prepay these bonds to facilitate the disposal program for our Argentine operations.

On August 11, 2003, we redeemed for approximately USD 25.9 million an Industrial Development Revenue Bond with an original maturity date of December 1, 2026, entered into by Rykoff-Sexton, a predecessor to a wholly-owned subsidiary of USF, in November 1996 in connection with the acquisition and construction of a distribution center in La Mirada, California.

In addition to the foregoing repayment of debt, following the February 24, 2003 announcement and related developments, including credit downgrades, we repaid certain operating leases prior to their stated maturity, as described under “Other Off-Balance Sheet Arrangements—Lease Defaults” below in this Item 5.

Equity and Equity Offerings

Shareholders’ equity was EUR 2,609 million, EUR 5,496 million and EUR 2,352 million at fiscal year-end 2002, fiscal year-end 2001 and fiscal year-end 2000, respectively. Shareholders’ equity, stated as a percentage of total assets, was 10.5% at fiscal year-end 2002 compared to 19.2% at fiscal year-end 2001 and 10.9% at fiscal year-end 2000.

Shareholders’ equity determined in accordance with US GAAP was EUR 8.5 billion at fiscal year-end 2002 compared to EUR 15.5 billion at fiscal year-end 2001 and EUR 11.9 million at the end of fiscal 2000. The principal differences between Dutch GAAP and US GAAP affecting shareholders’ equity are the accounting treatments of goodwill, other intangibles, sale-leaseback of property, derivatives investments, put options and investments in joint ventures and equity investees. For additional information about our financial condition and results of operations under US GAAP, please see “Results of Operations” above in this Item 5 and Note 32 to our consolidated financial statements included in Item 18 of this annual report.

We did not complete any equity offerings during fiscal 2002. In September 2001, we completed an offering of common shares and ADSs. We issued 80,500,000 common shares in the form of common shares and ADSs at an offering price of EUR 31.90 per share and USD 28.38 per ADS, raising net proceeds of approximately EUR 2.5 billion, which were used to partially finance the acquisition of Alliant and Bruno’s in November and December 2001, respectively. In May 2000, we completed a global offering of common shares and an issue of 4% convertible subordinated notes due 2005, in which we issued 106,950,000 common shares at an offering price of EUR 26.00 per share, raising net proceeds of approximately EUR 2.7 billion, which were used to partly repay borrowings used to finance in part our acquisition of USF and our 50% partnership interest in ICA. In October 2000, we issued 115,317,164 cumulative preferred financing shares at an issue price of EUR 3.50 per share, resulting in aggregate net proceeds of approximately EUR 395 million, which were used for general corporate purposes in The Netherlands.

Other Financing Activities

Our primary market risk exposures are related to currency exchange rate and interest rate fluctuations and, to some extent, commodity price fluctuations, which we manage through derivative financial instruments. For a more detailed discussion of our market risk, please see Item 11 “Quantitative and Qualitative Disclosures about Market Risk.” We had 66 financial derivative contracts outstanding as of fiscal year-end 2002. The notional amount of these contracts as of fiscal year-end 2002 was EUR 4.7 billion and EUR 4.7 billion as of fiscal year-end 2001, with a positive mark-to-market value of EUR 47 million as of fiscal year-end 2002 compared to negative EUR 363 million as of fiscal year-end 2001. Of these 66 contracts, at fiscal year-end 2002, 44 had a maturity shorter than one year, 17 had a maturity of one to five years and five had a maturity ranging from five to thirty years. Some of our derivatives agreements require us to maintain specific financial ratios, the breach of which could result in cross-acceleration and cross-defaults under the terms of other derivatives instruments and debt agreements. Our use of financial instruments and accounting policies for financial instruments are described more fully in Notes 29 and 32 to our consolidated financial statements included in Item 18 of this annual report.

Contractual Obligations

We have, and our subsidiaries have, various contractual obligations, some of which are required to be recorded as liabilities in our consolidated financial statements, including long- and short-term debt and capitalized lease commitments. Others, namely operating lease commitments, capital commitments, purchase obligations and other executory contracts, are not required to be recognized as liabilities on our balance sheet, but are required to be disclosed. The following table summarizes our significant contractual obligations at fiscal year-end 2002:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in EUR millions)
Long-term debt (1)	9,586	1,273	2,586	814	4,913
Short-term debt (2)	998	998	0	0	0
Capitalized lease commitments	4,631	324	613	542	3,152
Operating lease commitments	8,268	763	1,370	1,187	4,948
Capital investment commitments	429	307	44	11	67
Purchase obligations	10,777	2,768	4,965	2,639	405
Other contractual obligations (3)	81	21	20	20	20

Total	34,760	6,454	9,598	5,213	13,505

(1)	As of October 14, 2003, of the EUR 2.3 billion of debt repayments due in less than one year listed above, after giving effect to the repayments described in “Other Borrowings” in this Item 5, approximately EUR 18 million of debt repayments remain through the end of fiscal 2003. These amounts do not reflect additional debt maturing in fiscal years other than fiscal 2003 which we have repaid during fiscal 2003 as described in “Other Borrowings” in this Item 5.
(2)	This includes borrowings under our 2002 Credit Facility, which was replaced in March 2003 by the 2003 Credit Facility. This does not include borrowings under the 2003 Credit Facility, which was entered into in March 2003 and which has been categorized as short-term debt, and under which we had borrowings of USD 750 million and EUR 600 million in loans and USD 353 million in letters of credit as of October 3, 2003. We intend to roll over these amounts as they become due until either the maturity of the 2003 Credit Facility in February 2004 or its refinancing.
(3)	This includes amounts paid to Accounting Plaza B.V., an unconsolidated subsidiary which renders accounting and administrative services to some of our Dutch subsidiaries.

Capital Investment Commitments

Our purchase commitments relate primarily to investments in land and buildings, improvements and renovations and fixtures and equipment. We had purchase commitments for fixed assets outstanding of approximately EUR 429 million and EUR 346 million, as of fiscal year-end 2002 and fiscal year-end 2001, respectively. In fiscal 2002, these purchase commitments were primarily for investments in land and buildings. Investment commitments as of fiscal year-end 2002 were predominantly in the United States, which accounted for EUR 214 million, and Europe, which accounted for EUR 209 million. EUR 307 million of commitments due in less than one year represent a portion of our estimated capital expenditures in fiscal 2003. For additional information about our capital expenditures, please see “Cash Flows From Investing Activities and Capital Expenditures” above in this Item 5.

Leasing Transactions

We lease equipment and buildings under various operating and capitalized leases. In accordance with Dutch GAAP, we classify our leases as capitalized or operating based upon whether the lease agreement transfers substantially all the risks and rewards of ownership. For leases determined to be capitalized leases, an asset and liability are recognized in the balance sheet at an amount equal to the present value of the minimum lease payments during the lease term. Such assets are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset taking into account the residual value, with amortization included in depreciation expense. Leases that do not qualify as capitalized leases are classified as operating leases, and the related rental payments are charged to expense on a straight-line basis over the lease term. Payments made to us representing incentives to sign a new lease are recognized on a straight-line basis over the term of the new lease.

We also enter into sale-leaseback transactions with various financial institutions, whereby we sell some of our retail properties and simultaneously lease back part or all of the property from the purchaser. Sale-leaseback transactions which do not require any continuing involvement in these properties or the incurrence of any expenses related to them, other than the required lease payments and customary expenses such as maintenance and property tax, are classified as operating leases.

If these transactions are established at fair value, and all risks and rewards of ownership are transferred to the buyer-lessor, the profit or loss on the transactions is recognized in income immediately under Dutch GAAP.

In some instances, we incur construction costs for properties expected to be completed and sold within one year in sale-leaseback transactions. These construction costs are classified as other current assets until the sale-leaseback occurs.

Operating Lease Commitments

Our operating lease commitments were EUR 8.3 billion as of fiscal year-end 2002. In fiscal 2002, the costs of operating leases (net of sublease income) totalled EUR 866 million compared to EUR 763 million in fiscal 2001. These operating lease commitments mainly related to fixed assets. As of fiscal year-end 2002, we had issued guarantees of operating leases for a total net present value of EUR 4.8 billion.

We regularly engage in transactions to sell and subsequently leaseback properties, and generated gains of EUR 90 million and EUR 202 million from sale-leasebacks in fiscal 2002 and fiscal 2001, respectively. Our sale-leaseback activity in fiscal 2002 was primarily in the United States, the Czech Republic, Poland, and elsewhere in Europe through ARE, our European real estate holding company, and generated in fiscal 2002 gains of EUR 32 million, EUR 10 million, EUR 11 million and EUR 27 million, in each of these respective countries and elsewhere in Europe through ARE. Our fiscal 2001 sale-leaseback gains were primarily from our operations in the United States, Czech Republic and elsewhere in Europe through ARE and generated gains in fiscal 2001 of EUR 137 million, EUR 11 million and EUR 48 million, respectively.

In February 2001, we entered into leveraged lease transactions involving the sale of our interests in 46 separate properties in the United States. The properties were sold to special-purpose entities established by unaffiliated third parties for aggregate proceeds of USD 638 million and, in conjunction with the sale of these properties, were leased back to us. The leases for 39 of these 46 properties meet the requirements for classification as operating leases under both Dutch GAAP and US GAAP. Seven of the 46 leases do no qualify as operating leases and, therefore, have been classified as capitalized leases on our balance sheet, as described under “Capitalized Lease Commitments” below. The initial non-cancellable terms of these operating leases range from 20 to 25 years and include renewal options for a specified period of time. For fiscal 2002, expenses relating to the minimum lease payments under these operating leases were USD 40.9 million (EUR 39.2 million). As of fiscal year-end 2002, the aggregate amount of minimum lease payments under these operating leases was USD 970 million (EUR 929 million).

In connection with each property sold in February 2001, the relevant purchaser issued notes to two pass-through trusts which in turn issued pass-through certificates in an offering exempt from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 144A thereunder. The pass-through certificates were issued in two series: USD 313.7 million fully accreted principal amount of 7.82% pass-through certificates with a final distribution date of January 2, 2020, and USD 250.7 million fully accreted principal amount of 8.62% pass-through certificates with a final distribution date of January 2, 2025. The amounts payable under each lease will be sufficient to pay when due all scheduled payments of principal of, and interest on, the secured notes relating to such lease, and the proceeds of all such notes will be distributed to the holders of the pass-through certificates.

For additional information about our operating lease transactions, please see Note 30 to our consolidated financial statements included in Item 18 of this annual report.

Capitalized Lease Commitments

Obligations under capitalized leases, but not operating leases, are recorded as long-term liabilities on our balance sheet. Capitalized leases generally represent obligations relating to real estate and other tangible fixed assets such as equipment and transportation fleets. In February 2001, we sold 46 properties through a leveraged lease transaction, as described above. However, as noted above, seven of the 46 leases do not qualify as operating leases and, therefore, have been classified as capitalized leases on our balance sheet. In December 2001, we sold 10 properties through a leveraged lease transaction, of which eight properties have been classified as capitalized leases on our balance sheet. The present value of our long-term obligations under our capitalized leases, as of fiscal year-end 2002, was EUR 2.3 billion, of which EUR 324 million are rent payments that are due under our capitalized leases in fiscal 2003. For additional information about these leasing transactions, please see Note 25 to our consolidated financial statements included in Item 18 of this annual report.

Purchase Commitments

We enter into purchase commitments with vendors in the ordinary course of business. We have long-term purchase contracts with some vendors for varying terms that require us to buy services and predetermined volumes of goods and goods not-for-resale against fixed prices. As of fiscal year-end 2002, we had unconditional purchase commitments for goods, goods not-for-resale and services for a total amount of approximately EUR 10.8 billion, which are not recorded on our balance sheet.

Not included in the above purchase commitments are those purchase contracts for which we have received advance vendor allowances, such as up-front signing payments in consideration of our purchase commitments. These contracts generally may be terminated without satisfying the purchase commitments upon repayment of the unearned portions of the advance vendor allowances. The unearned portion of these advance vendor allowances are recorded as a liability on our balance sheet. For additional information about vendor allowances, please see “Critical Accounting Policies” above in this Item 5 and Note 2 to our consolidated financial statements included in Item 18 of this annual report.

Other Contractual Obligations

In connection with its call option for our cumulative preferred shares, as described in Item 7 “Major Shareholders and Related Party Transactions—Cumulative Preferred Shares,” the SAC has obtained a commitment from banks to provide funding in the amount necessary to purchase the cumulative preferred shares under the call option. We have agreed to pay the annual commitment fee with respect to the underlying facility. In fiscal 2002, the commitment fee was EUR 97 thousand and the fiscal 2003 fee is expected to increase to EUR 169 thousand. As a result of the issues that we announced on February 24, 2003, and related events, including our credit ratings downgrades, this fee is expected to rise from its current rate of 0.0215% of the total committed principal amount in fiscal 2003.

Other Off-Balance Sheet Arrangements

In addition to the obligations recorded on our balance sheet, we have certain commitments and contingencies that may result in future cash requirements. In addition to the capital commitments, operating lease commitments, purchase commitments and the other contractual obligations discussed above, these off-balance sheet arrangements consist of guarantees to franchise stores and third-party sublessees, obligations under our accounts receivable securitization programs, shareholders’ agreements and joint ventures, liabilities under put and call options and the retained and contingent interests discussed below. For additional information about our commitments and contingent liabilities, please see Note 30 to our consolidated financial statements included in Item 18 of this annual report.

Guarantees

In addition to the guarantees issued to landlords and lessors of operating leases for real estate and equipment used by our subsidiaries, as described in “Operating Lease Commitments” above in this Item 5, as of fiscal year-end 2002 our outstanding guarantees of off-balance sheet liabilities consist of corporate guarantees and buy-back guarantees with a nominal value of EUR 497 million. We grant letters of assurance and comfort letters to vendors and banks to acknowledge our awareness and support of transactions or relationships into which our subsidiaries are entering.

In addition, USF has product financing arrangements with five entities, known as VASPs, that provide varying degrees of support to USF primarily in the procurement of private label and signature brand products. As part of its normal business practice, USF has guaranteed some of the obligations of the VASPs to vendors relating to purchases made on behalf of USF. The amount of future payments that USF would be required to make under the guarantees depends on outstanding accounts payable to vendors for purchases made by the VASPs on behalf of USF. As of fiscal year-end 2002, the maximum potential guaranteed amount totalled approximately EUR 221 million. For additional information about VASPs, please see Item 7 “Major Shareholders and Related Party Transactions—Related Party Transactions.”

For a further discussion on guarantees, please see Notes 24, 25 and 30 to our consolidated financial statements included in Item 18 of this annual report.

Accounts Receivable Securitization Programs

Under two separate Receivable Sale and Related Agreement (the “Receivables Agreements”), selected subsidiaries of USF (the “Sellers”), sell, on a revolving basis, their eligible trade receivables to one of two companies, which are wholly-owned, special purpose, bankruptcy-remote subsidiaries of the Company (the “Receivables Companies”). Simultaneously, the Receivables Companies transfer, assign and convey all of their present and future right, title and interest in the receivables to two non-consolidated qualifying special purpose entities (the “Master Trusts”), where fractional undivided interests in the Master Trusts are sold at a discount to third-party investors in exchange for cash. We received proceeds from the collections under the Receivables Agreements of USD 16.2 billion (EUR 15.5 billion) and USD 10.7 billion (EUR 12.1 billion) in fiscal 2002 and fiscal 2001, respectively. Losses, primarily representing interest, in the form of discounts on the sales price received on each receivable sold, totaled EUR 18.2 million and EUR 20.0 million in fiscal 2002 and fiscal 2001, respectively.

In connection with these accounts receivable securitization programs, we have entered into guarantee agreements pursuant to which we have agreed to guarantee the obligations of the Sellers and of USF’s wholly-owned subsidiaries, U.S. Foodservice, Inc. and Alliant Foodservice, Inc. (the “Servicers”), including compliance with the terms of the Receivables Agreements relating to selection and servicing of receivables. However, we do not guarantee payment on any receivables sold to the Master Trusts in accordance with the Receivables Agreements or repayment of the certificates. Our obligations under the guarantee are not currently quantifiable and are contingent in nature.

As a result of amendments to the Receivables Agreements entered into in July 2003, beginning in the second quarter of fiscal 2003, we will be required to consolidate one of the Master Trusts as a result of which, one of the USF accounts receivables securitization programs will no longer be an off-balance sheet obligation under both US GAAP and Dutch GAAP. For a discussion of the accounts receivable securitization programs, please see Item 10 “Additional Information—Material Contracts” and Note 19 to our consolidated financial statements included in Item 18 of this annual report.

Shareholders’ Agreement

As part of our real estate operations in the Czech Republic, our wholly-owned subsidiary Ahold Czech Republic and Multi Development Corporation International B.V. (“MDI”), a Dutch real estate developer active in the Czech Republic, each own 50% of the outstanding shares of Retail Development Company Holding B.V. (“RDCH”). In connection with RDCH, we are party to a shareholders’ agreement with MDI, pursuant to which if, at the completion of any of our joint shopping center development projects, we and MDI are unable to find a third-party purchaser for that project, then Ahold Czech Republic is required to act as “interim” end investor and purchase 50% of the project. The purchase price would be based on the development costs of the project, including management fees paid to MDI and us during the course of the project. If the project were then sold to a third-party purchaser within two years of the interim sale, we would be required to divide the profits we make on the sale with MDI in accordance with a schedule included in the shareholders’ agreement. If the project cannot be sold to a third-party purchaser within two years of the interim sale, then MDI, or an affiliated company thereof must pay us 20% of the management fees received by it from the project. Ahold and MDI currently have two development projects under construction, both of which are expected to be completed by the end of fiscal 2004 and for which no investor has yet been found.

Joint Ventures

Currently, we are party to four joint ventures relating to activities in Scandinavia, Portugal, Spain and Latin America. For a discussion of our servicing and financing obligations relating to our joint ventures, please see Note 28 to our consolidated financial statements included in Item 18 of this annual report.

Put and Call Options

We have entered into the following put and call options, as described below: the ICA put option, the Paiz Ahold put option, the Luis Paez put/call option, the CRC Ahold Thailand call option and the put/call option for a development project in RDCH.

As discussed in Item 3 “Key Information—Risk Factors—Risks Relating to Our Industry and Operations—We have contingent liabilities with our joint venture partners,” under a shareholders’ agreement dated February 24, 2000, in connection with our ICA joint venture, we are contingently liable pursuant to put arrangements with our joint venture partners, ICA Förbundet Invest AB (“IFAB”) and Canica AS (“Canica,” and together with IFAB, the “ICA Partners”). Under these put arrangements (the “ICA Put Options”), each of the ICA Partners has the right of first refusal with respect to the sale of the shares in ICA of the other ICA Partner. If one of the ICA Partners is offered the shares of the other ICA Partner constituting not less than 5% of the outstanding shares of ICA (the “Option Shares”) and opts not to purchase the Option Shares, the selling ICA Partner may exercise its ICA Put Option pursuant to which we are obligated to purchase the Option Shares for cash. If the selling ICA Partner is exercising its ICA Put Option with respect to all of the ICA shares held by that ICA Partner, we also are obligated to offer to purchase all of the shares held by the non-selling ICA Partner on the same terms and conditions as those applicable to the sale of the Option Shares. The ICA Put Options may be exercised beginning on April 27, 2004.

If an ICA Put Option is exercised, we and the selling ICA Partner must negotiate the price of the Option Shares in good faith. If we and the selling ICA Partner cannot agree on a price, the price will be determined using a valuation procedure, which varies depending on the period in which the ICA Put Option is exercised. If the ICA Put Option is exercised prior to April 27, 2005, the valuation of the Option Shares (if the parties cannot agree to the price of the shares) will be performed by an independent valuation expert. The valuation procedure must use a formula equal to the value of the shares as if they were listed on the Stockholm Stock Exchange (not including any control premium) at the time of exercise multiplied by a premium rate equal to the price we paid to acquire our 50% interest in ICA divided by such listed value (not including any control premium or assumed future synergies resulting from the acquisition) of the shares of ICA that were purchased at the time of acquisition. If the ICA Put Option is exercised on, or after, April 27, 2005, and the parties cannot agree on the price of the Option Shares being sold, the valuation of the Option Shares will be performed by three independent valuation experts using a formula based on the acquisition value of ICA, as well as an amount reflecting the premium that would be expected to be paid in a transfer of the full control of ICA. Under the shareholders’ agreement of ICA, we will be able to nominate a majority of the members of ICA’s board of directors only if we acquire more than 70% of the voting rights and shares of ICA. Since the value of ICA may change and is subject to negotiations, we currently cannot determine the price we would be required to pay for the ICA shares upon the exercise of the ICA Put Options, or the likelihood that one or both of the ICA Partners will exercise the ICA Put Options. However, based on (i) the estimated value of ICA as of fiscal year-end 2002, as determined by a valuation expert, engaged by us, and (ii) completion of the first step of the valuation procedure described above on October 6, 2003, performed by an independent valuation expert, we expect that we would have to pay an amount of approximately EUR 1.8 billion for all of the ICA shares held by the ICA Partners, subject to the variations in the market conditions that may occur and unknown parameters in the second and final step of the valuation procedure to be performed, which is likely to happen in fiscal 2004.

Under the terms of a shareholders’ agreement in connection with our joint venture, Paiz Ahold, we are also contingently liable pursuant to a put arrangement with the Paiz family, which controls Coban Holdings Inc., our joint venture partner in Paiz Ahold. Pursuant to the put arrangement, we have the obligation to purchase the Paiz family’s interest in Paiz Ahold should the Paiz family’s indirect interest in CARHCO fall from its current level of 33 1/3% to less than 13 1/3%. If we cannot agree with the Paiz family on a valuation, the option shares will be purchased by us at fair market value to be determined by an independent third-party valuation in accordance with the terms of the Paiz Ahold shareholders’ arrangement. Subject to limited exceptions, the joint venture partners may not transfer shares of Paiz Ahold until January 18, 2007. If the Paiz Ahold put option were exercisable as of fiscal year-end 2002 and had been so exercised as of that date with respect to all of the Paiz family’s interest in Paiz Ahold, we estimate that we would have been required to pay EUR 13 million to the Paiz family for their interest.

In connection with our Spanish joint venture, Luis Paez, our joint venture partner, The Medina Group (“Medina”), has a call option pursuant to which Medina may call the shares of Luiz Paez held by Ahold. The Medina call option can only be exercised when (1) Luis Paez experiences a serious deviation, defined as more than a EUR 3 million deviation, from its projected cash flows as described in the Luiz Paez business plan (included in the shareholders’ agreement) and (2) all of the debt owed by Medina to Ahold, which as of fiscal year-end 2002 was EUR 82 million, has been repaid. Medina has granted us a put option over the shares held by us in Luis Paez which entitles us to sell, and requires Medina to purchase, all of the shares of the joint venture at the price of EUR 1 per share. The put option may only be exercised by us if Medina fails to exercise its call option.

In 1998, at the same time that we acquired the outstanding shares in CRC Ahold Thailand resulting in our having a 100% ownership interest, we entered into an agreement with the seller, Central Retail Corp. Limited (“CRCL”), whereby it has the right since 1998 to buy our 50% of the shares of CRC Ahold Thailand at our 1998 acquisition price, plus annual effective interest of 14.5%. Under the option, CRCL can purchase the shares in three tranches which expire in 2004, 2005 and 2006, respectively, each tranche covering shares equal to one-third of 50% of our shareholding in CRC Ahold Thailand. As of fiscal year-end 2002, the call option does not represent a liability to us due to depreciating market conditions and cumulative losses incurred by CRC Ahold Thailand. If the seller had exercised its call option as of fiscal year-end 2002 we would have realized a gain on the transaction.

In connection with RDCH, on December 12, 2002, Ahold Czech Republic and MDI entered into a call and put option agreement. Pursuant to the agreement, Ahold Czech Republic has a call and put option pursuant to which Ahold Czech Republic is entitled to acquire the remaining 50% share of RDCH held by MDI or to sell its 50% participation in RDCH to MDI, and MDI has a call option to acquire the Ahold Czech Republic’s shares of RDCH. The exercise price for each of the options is an amount equal to 50% of the shareholders’ equity of RDCH as of the first date of the month preceding the month in which the option is being exercised. The MDI call option expires on August 16, 2005. The Ahold Czech Republic options (both put and call) can only be exercised within 90 days after August 17, 2005. As of fiscal year-end 2002, the call option does not represent a liability to us.

Retained or Contingent Interests

Representations, Warranties and Indemnities

In disposing of assets or businesses, we often provide representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets or businesses being sold, environmental risks involved in the sale of real estate, and unidentified tax liabilities and legal fees related to the periods prior to disposition. We do not have the ability to estimate the potential liability from such indemnities or claims relating to representations and warranties because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our financial position, results of operations or liquidity.

Third-Party Leases

In connection with a 1992 spinoff of Bradlees, Stop & Shop assigned to Bradlees certain real property leases and guaranteed certain of such leases under a Master Agreement and Guaranty, dated May 1, 1992 (the “Master Agreement”). Stop & Shop might have retained liability for such leases under certain principles of law. In connection with Bradlees’ 2000 bankruptcy proceeding, Stop & Shop and Bradlees entered into an agreement (the “Lease Designation Agreement”) for the sale and disposition of 114 real property leases, including leases covered by the Master Agreement. The disposition of all leases under the Lease Designation Agreement now is complete. As a result of the Master Agreement, the Lease Designation Agreement, and/or under certain principles of law, Stop & Shop may still retain or incur liability under certain of these leases.

We are a party to legal proceedings in connection with certain Bradlees leases that we have guaranteed. The landlord has made written demands that rent increases previously allocated to leases under a master agreement and guaranty, dated May 1, 1992, are allowed to be reallocated to other leases. The total amount in demand is USD 5 million annually through January 31, 2012, based on the expiration dates of the current terms of the leases subject to the Master Agreement, and, if certain lease renewal options are exercised, USD 6 million annually thereafter through the expiration of the last lease covered by the master agreement and guaranty, which the landlord alleges could under certain circumstances extend until 2031. We have not recorded a liability for these matters because, based on the information presently available to us, we do not believe a loss is probable. For additional information with respect to these leases, please see Item 8 “Financial Information—Litigation and Legal Proceedings—Other Litigation, Investigations and Legal Proceedings.”

We also are contingently liable for leases that have been assigned to various third parties in connection with facility closings and asset dispositions. We could be required to assume leases if any of the assignees are unable to fulfill their lease obligations. Since the assignments have been made to numerous and different third-parties and because we have available various remedies, we believe the likelihood that we will be require to assume a material amount of these obligations is remote.

Vendor Refunds

In connection with the ongoing investigations at USF, we identified certain vendor invoicing practices by USF that resulted in the overbilling by various USF local branches of various vendors with respect to vendor allowances of approximately USD 5 million in fiscal 2002, USD 7 million in fiscal 2001, USD 6 million in fiscal 2000 and USD 13 million in fiscal 1999 and prior periods. We have recorded an accrual to cover any refunds that we or USF expects to be required to pay vendors for these overbillings and have restated our consolidated financial statements for fiscal 2001 and fiscal 2000 with respect to these overbillings.

We also identified other billing practices at USF that could result in other potential overbilling claims by vendors in an amount totalling USD 60 million. We believe that USF may have defenses to these claims and, therefore, we have made no accrual for this amount.

Lease Defaults

As a result of the issues that were announced on February 24, 2003, and related events, including our credit downgrades and failure to publish our audited financial statements in a timely manner, the lessors under three of our equipment operating leases delivered to us a notice of default. As of September 30, 2003, we have made aggregate payments of approximately USD 7 million to lessors as a result of these breaches, have denied that we are in breach of others, and are currently negotiating with one of our lessors for a waiver of any defaults. If we are unable to obtain waivers and are found to be in breach of these leases, we could be required to purchase the equipment covered by the leases. Our total exposure as of September 30, 2003, would have been approximately USD 80 million. If required to make these payments, we do not believe that they would have a material adverse effect on our financial condition, results of operations and liquidity.

In addition, on March 7, 2003, we repaid amounts owing under an operating lease agreement used to finance the acquisition and construction of two distribution centers and an office building, that was entered into by USF in July 1998, and that we guaranteed, because the agreement had required us to maintain an investment grade rating. As a result, we were required to purchase the trust which owned the leased properties for approximately USD 42 million.

Insurance

We are insured through our wholly-owned, captive insurance subsidiary, The Mollyanna Company (“Mollyanna”), for certain losses related to general liability, commercial automobile liability and workers’ compensation. Mollyanna provides insurance policies to our U.S. operating companies for our self-insurance and high-deductible programs which have policy limits per occurrence of USD 2 million for general liability, USD 5 million for commercial automobile insurance and USD 5 million for workers’ compensation. The expected ultimate cost of claims is estimated based upon analysis of historical data and actuarial assumptions and, therefore, our future loss payments are inherently uncertain.

As a result of the issues that were announced on February 24, 2003, and related events, including our credit rating downgrades and failure to publish our audited financial statements in a timely manner, the letter of credit and cash collateral requirements required by third-party insurance companies for the fronting insurance necessary to operate our existing insurance programs have increased from USD 10 million to USD 214 million for periods through December 2003. In addition, surety companies have required us to provide collateral in the form of letters of credit totalling USD 100 million for previously unsecured financial guarantee bonds (i.e., surety bonds relating to construction or permit obligations or to workers’ compensation self-insurance). We believe that our letter of credit requirements will continue to increase and that we will be required to post significantly greater amounts in the future, particularly with respect to workers’ compensation coverage by third parties. We expect this increase to result from the accounting irregularities and related events at Ahold, as well as issues affecting the U.S. insurance market generally, although at this time we cannot determine the amount of any increases with certainty.

Furthermore, we were unable to maintain the self-insurance licenses of Ahold USA’s operating subsidiaries in Connecticut and Pennsylvania due to the lack of current financial statements and, as a result, we were required to obtain insurance for these companies from a third-party carrier, which may result in an overall higher cost insurance program.

Litigation

As a result of issues that were announced on February 24, 2003, and related events, we, some of our subsidiaries and certain of our current and former directors, officers and employees have been named in a number of civil lawsuits and purported class actions. In addition, criminal and civil investigations and inquiries have been initiated involving us, including investigations by the U.S. Department of Justice, the U.S. Department of Labor, the SEC, the NYSE, the NASD, the Dutch Public Prosecutor, AFM and Euronext, among others. We are cooperating fully with the investigations and are defending the civil claims filed against us. However, we cannot predict when these investigations or legal proceedings will be completed or what likely outcomes of these investigations or legal proceedings may be. It is possible that they could lead to, among other things, criminal indictments, regulatory enforcement proceedings, additional civil lawsuits, settlements, judgments and/or consent decrees against us (and our subsidiaries) and that, as a result, we could be required to pay fines, consent to injunctions on future conduct or suffer other substantial penalties, damages and monetary remedies, each of which could have a material adverse affect on our financial condition, results of operations, and liquidity. We may also lose the ability to enter into new government contracts or renew existing government contracts (or other contracts which are funded with federal government funds) in the United States, as a result of which our sales revenues would be reduced, which could have a material adverse effect on our financial condition, results of operations and liquidity.

In addition, we may be obligated to indemnify our current and former directors, officers and employees, as well as those of some of our subsidiaries, for fines, liabilities, fees or expenses that they may face as a result of the pending and possible future legal proceedings and investigations and to advance to or reimburse such persons for defense costs, including attorneys’ fees. In addition, our insurance carriers may decline or fail to renew coverage, or our coverage may be insufficient to cover our expenses and liability in some or all of these matters.

Because of the difficulty of predicting the outcome of these investigations and legal proceedings, in accordance with Dutch GAAP and US GAAP, we have not established a reserve for the costs, if any, that may be associated with any such outcomes.

We are also party to various other legal proceedings and investigations relating to our businesses.

For a more detailed discussion of the various investigations and legal proceedings in which we are involved, please see Item 3 “Key Information—Risk Factors—Risk Factors Relating to Recent Developments” and Item 8 “Financial Information—Litigation and Legal Proceedings.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Supervisory Board

As of October 6, 2003, the members of the Supervisory Board were as follows:

Name	Date of birth	Business Experience and Activities
H. de Ruiter	March 3, 1934	Henny de Ruiter, the Chairman of our Supervisory Board, is a Dutch national. He was first appointed to the Supervisory Board in 1994 and his term runs until 2004. Mr. de Ruiter is a former Managing Director and also a member of the Supervisory Board of Royal Dutch Petroleum Company. In addition, he is a member of the Supervisory Boards of AEGON N.V., Heineken N.V., Univar N.V. and Wolters Kluwer N.V. He is also a member of the Executive Board of Shell Petroleum N.V. in The Hague and a Director of the Shell Petroleum Company Limited in London.

R. Fahlin	November 8, 1938	Roland Fahlin is a Swedish national. He was first appointed to the Supervisory Board in 2001 and his term runs until 2005. Mr. Fahlin is former Chairman and President of ICA AB in Sweden. He is Chairman of the IFL/Swedish Institute of Management and Chairman and owner of Roland Fahlin AB. He is also a Board member of SJ AB (Swedish State Railroad. Co.), a Board member of CIES, The Food Business Forum, Paris and a Board member of the Foundation of Market Technology Center.

J. Hommen	April 29, 1943	Jan Hommen is a Dutch national. He was appointed to the Supervisory Board at the General Meeting of Shareholders of May 2003 and his term runs until 2007. At the Supervisory Board Meeting in June 2003, he was elected Chairman of the Audit Committee. Mr. Hommen is Vice Chairman and Chief Financial Officer of Royal Philips Electronics N.V., Chairman of the Supervisory Board of the Maastricht Academic Hospital and a member of the Supervisory Boards of Atos Origin and TNT Post Group N.V.

Sir M. Perry GBE	February 26, 1934	Sir Michael Perry GBE is a British national. He was first appointed to the Supervisory Board in 1997 and his term runs until 2004. Sir Michael Perry is a former Chairman of Unilever plc. He is currently Chairman of Centrica plc, President of the Marketing Council, Chairman of the Shakespeare Globe Trust and Chairman of the Oxford University Faculty Board for Management.

C.P. Schneider	August 16, 1953	Dr. Cynthia P. Schneider is an American national. She was first appointed to the Supervisory Board in 2001 and her term runs until 2005. Dr. Schneider is a former Ambassador of the United States to The Netherlands. She is an associate professor at Georgetown University (Washington, D.C.) teaching both in the College of Arts and Sciences and the School of Foreign Service. She is also a member of the Board of Directors of Humanity in Action and of the Institute for Cultural Diplomacy.

Name	Date of birth	Business Experience and Activities
R.G. Tobin	July 13, 1938	Robert G. Tobin is an American national. He was first appointed to the Supervisory Board in 2001 and his term runs until 2005. In May 2003, he was appointed interim Chief Executive Officer of USF. Mr. Tobin is a former President of Stop & Shop. After the purchase of Stop & Shop by Ahold, Mr. Tobin became President of Ahold USA. From 1998 to 2001 Mr. Tobin was member of the Executive Board of Ahold. He is currently a Non-Executive Director of Centrica plc.

L.J.R. de Vink	February 12, 1945	Lodewijk J.R. de Vink is an American national. He was first appointed to the Supervisory Board in 1998 and his term runs until 2006. He is also Chairman of Blackstone Healthcare Partners, a Board member of the National Foundation for Infectious Diseases, United Negro College Fund, Nijenrode University, the National Actors Theater, the New Jersey Performing Arts Center and Alcon Inc. and an Advisory Board member of NM Rothschild & Sons Limited. Mr. de Vink was the former Chairman, President and Chief Executive Officer of Warner-Lambert Company.

K. Vuursteen	July 25, 1941	Karel Vuursteen is a Dutch national. He was first appointed to the Supervisory Board in 2002 and his term runs until 2006. Mr. Vuursteen is a former Chairman of the Executive Board of Heineken N.V. He is also a Supervisory Board member of Gucci Group N.V., AB Electrolux (Sweden), Henkel KgaA (Germany), ING Groep N.V., Akzo Nobel N.V. and Heineken Holding N.V.

Corporate Executive Board

As of October 6, 2003, the members of the Corporate Executive Board were as follows:

Name	Date of Birth	Business Experience and Activities
A.C. Moberg	March 21, 1950	Anders Moberg is a Swedish national. He assumed the position of acting Chief Executive Officer on May 5, 2003. On September 4, 2003, he was appointed to the Corporate Executive Board and he assumed the position of President and Chief Executive Officer. Mr. Moberg is the former Chief Executive Officer and President of IKEA Group, and he was formerly Division President, International, at Home Depot in the United States. Currently, Mr. Moberg is a member of the Supervisory Board of LEGO A/S, Velux A/S, DFDS A/S, Hilding Anders AB, and Clas Ohlsen AB.

H. Ryöppönen	March 25, 1952	Hannu Ryöppönen is a Finnish national. He was appointed to the Corporate Executive Board on September 4, 2003, and he assumed the position of Chief Financial Officer. Mr. Ryöppönen was formerly Finance Director of Industri Kapital Group. He is former Deputy Chief Executive Officer at Ikano Asset Management Group in Luxembourg and former Executive Vice President and Treasurer at IKEA Group.

Name	Date of Birth	Business Experience and Activities
J.G. Andreae	April 25, 1946	Jan Andreae is a Dutch national. He joined Ahold in 1979 and has held various positions since that time, including President of Albert Heijn and his most recent position as a member of the Corporate Executive Board. Mr. Andreae was appointed to the board in 1997 and is responsible for our European operations. Mr. Andreae is also the President of the Supervisory Board of SVM (foundation for packaging and environment), Chairman of Raad NDH (Dutch Retail Council), President of ERRT (European Retail Round Table), a member of the Supervisory Council of the Hogeschool Amsterdam, and a board member of CIES and The Food Business Forum.

M.P.M. De Raad	January 7, 1945	Theo de Raad is a Dutch national. He joined Ahold in 2001 as a member of the Corporate Executive Board. Mr. de Raad assumed responsibility for our Latin American and Asia Pacific operations. Prior to joining Ahold, Mr. de Raad was a member of the Executive Board of Directors of METRO AG, Chairman of the Executive Board of Directors of SHV Makro N.V. and a member of the Executive Board of Directors of SHV Holdings N.V.

D.G. Eustace	July 3, 1936	Dudley Eustace is a British national. He joined Ahold in March 2003 as interim Chief Financial Officer and in May 2003 was appointed a member of the Corporate Executive Board. Mr. Eustace is Chairman of Smith and Nephew Plc and Sendo Ltd. and a member of the Supervisory Boards of KLM Royal Dutch Airlines N.V., Royal KPN N.V., Hagemeyer N.V. and AEGON N.V. Previously, Mr. Eustace was Deputy Chairman and Director of Finance at Royal Philips Electronics N.V. and Director of Finance at British Aerospace plc and Treasurer of Alcan Aluminum Ltd.

W.J. Grize	March 26, 1946	William Grize is an American national. He joined Stop & Shop in 1967. He has been a member of the Corporate Executive Board since 2001. He is also President and CEO of Ahold USA. He is a liaison officer for retail trade operations in the United States. Mr. Grize is a Trustee of the Joint Labor Management Committee in Washington, D.C. He has served on the Coca Cola Retailing Research Council, and the Uniform Code Council as an Executive Board Member and member of the Board of Governors. He is a Trustee of the Dana Farber Cancer Institute and member of the Jimmy Fund’s Partnership Advisory Board at the Dana Farber Cancer Hospital in Boston.

On February 24, 2003, our Chief Executive Officer, Cees van der Hoeven, and our Chief Financial Officer, Michiel Meurs announced their intention to resign from our Corporate Executive Board. Their resignations were effective as of March 10, 2003. Henny de Ruiter, Chairman of our Supervisory Board, was designated by our Supervisory Board to be responsible for the daily supervision of the conduct of our Corporate Executive Board and for our business affairs.

In March 2003, Dudley Eustace was appointed our interim Chief Financial Officer. At the General Meeting of Shareholders of May 13, 2003, Mr. Eustace was appointed as a member of our Corporate Executive Board.

In May 2003, Jim Miller, then President and Chief Executive Officer of USF and a member of our Corporate Executive Board, resigned from his positions and ceased to be employed by USF effective October 1, 2003. Robert G. Tobin, a member of our Supervisory Board, was designated by the Supervisory Board to serve as interim Chief Executive Officer of USF.

On May 2, 2003, our Supervisory Board announced its proposal to nominate Anders Moberg as our President and Chief Executive Officer and a member of our Corporate Executive Board. Mr. Moberg assumed the position of acting Chief Executive Officer on May 5, 2003. He was appointed to the Corporate Executive Board on September 4, 2003 at the General Meeting of Shareholders, and he assumed the position of President and Chief Executive Officer.

On June 19, 2003, our Supervisory Board announced its proposal to nominate Hannu Ryöppönen as our Chief Financial Officer and a member of our Corporate Executive Board. He was appointed to the Corporate Executive Board on September 4, 2003 at the General Meeting of Shareholders, and he assumed the position of Chief Financial Officer.

On August 28, 2003, our Supervisory Board announced its proposal to nominate Peter Wakkie as Chief Corporate Governance Counsel and a member of our Corporate Executive Board. Mr. Wakkie commenced his employment with Ahold on October 15, 2003. Mr. Wakkie was a partner at De Brauw, which he joined in 1972, specializing in mergers and acquisitions and corporate litigation. He became a partner at the firm in 1979 and was managing partner from 1997 to 2001. His appointment will be proposed to the General Meeting of Shareholders expected to be held on November 26, 2003.

On September 17, 2003, our Supervisory Board announced that Henny de Ruiter will resign as the Chairman of our Supervisory Board after the General Meeting of Shareholders to adopt the fiscal 2002 financial statements, which is expected to be held on November 26, 2003. Karel Vuursteen will succeed Mr. de Ruiter as Chairman of our Supervisory Board. In addition, further changes to our Supervisory Board will be made at the General Meeting of Shareholders in 2004.

For additional information on management changes, please see Item 5 “Operating and Financial Review and Prospects—Restatements, Adjustments and Remedial Actions—Remedial Actions.”

Other Corporate Officers

As of October 6, 2003, other key corporate officers, who are not members of our Corporate Executive Board, were as follows:

Name	Date of Birth	Business Experience and Activities
N.L.J. Berger	December 20, 1952	Nol Berger is a Dutch national. He joined Ahold in 1989 in the position of Deputy General Counsel. In 1994, he was appointed to his current position as Corporate Secretary of Ahold. Prior to joining Ahold, Mr. Berger held positions with Amsterdam-Rotterdam Bank N.V. and Nederlandsche Credietverzekering Mij. N.V.

A.J. Brouwer	September 27, 1961	Arthur Brouwer is a Dutch national. He joined Ahold in 1992 as the Vice President of Management Development and Organization and was promoted to Senior Vice President of Management Development and Organization in October 1997. In 2000, he was also assigned Chief Support Officer of the European Competence Center. He was appointed Chief Business Support Officer effective October 1, 2003. Prior to joining Ahold, Mr. Brouwer held the position of Manager of Human Resources Planning and Development at Mercedes-Benz Nederland B.V.

A. Buitenhuis	February 1, 1947	Andre Buitenhuis is a Dutch national. He joined Ahold in 1983 as Vice President in Ahold’s corporate financial staff. In 1996, he was appointed to his current position of Senior Vice President of Finance and Fiscal Affairs. Prior to joining Ahold, Mr. Buitenhuis held a position with the Dutch Revenue Service and served on the Amsterdam Corporate Income Tax Inspectorate. Mr. Buitenhuis is also a Board member of the American Chamber of Commerce in The Netherlands.

S. Christians	October 6, 1951	Sharon Christians is a Canadian national. She joined Ahold in October 2002 as Senior Vice President of Corporate Communications, her current position. Prior to joining Ahold, Mrs. Christians has held senior positions in communications at Insead Business School and McKinsey & Company, The EMI Music Group, Thorn EMI plc, Amersham International plc, General Electric USA, and was a non-executive director of The HMV Music Group.

J.L.M. Sliepenbeek	December 4, 1963	Joost Sliepenbeek is a Dutch national. He joined Ahold in 1994 in the position of Director Mergers and Acquisitions. Subsequently, he was Controller of GVA, now Deli XL, and from April 1999 to July 2003, he served as Executive Vice President and Chief Financial Officer of Albert Heijn. He was appointed to his current position of Senior Vice President and Controller in July 2003. Mr. Sliepenbeek is also Chairman of the Board of the Ahold Pension Fund.

T. Smit	July 25, 1956	Thijs Smit is a Dutch national. He joined Ahold in August of 2000 in the position of Senior Vice President of Internal Audit Europe. In 2001, he was appointed to his current position of Senior Vice President of Internal Audit. Prior to joining Ahold, Mr. Smit held the positions of Director of Audit at Corus, Head of Internal Audit at Royal Hoogovens N.V., Director of Finance at Belgische Distributie and Head of Internal Audit at PTT Post. Currently, Mr. Smit is also Chairman of the Board of the Institute of Internal Auditors in The Netherlands and participates in several committees regarding the audit profession.

A.H.P.M. van Tielraden	September 1, 1955	Ton van Tielraden is a Dutch national. He joined Ahold in 1997 as Vice President and Deputy General Counsel and was promoted in January 2000 to Senior Vice President of Legal Affairs and General Counsel, his current position. Prior to joining Ahold, Mr. van Tielraden held the position of Director of Legal Affairs for Hagemeyer N.V., Senior Legal Advisor for Unilever N.V., and General Counsel for Quest International.

Remuneration

The aggregate amount of remuneration paid by us in fiscal 2002 for services in all capacities to our Supervisory Board and our Corporate Executive Board, the Senior Vice Presidents and our Corporate Secretary was EUR 23.1 million. Total remuneration includes fees, salary, bonuses, special pension fund contribution and additional benefits. The following tables provide the remuneration of each member of our Supervisory Board and Corporate Executive Board for fiscal 2002, fiscal 2001 and fiscal 2000:

Remuneration of the Supervisory Board Members (including former members)

	Fiscal
	2002	2001	2000
	(in EUR thousands)	(in EUR thousands)	(in EUR thousands)
H. de Ruiter	54	54	54
R. Fahlin (since 2001)	46	12	—
M. Perry	36	42	44
Dr. C.P. Schneider (since 2001)	36	9	—
R.G. Tobin (since 2001)	36	12	—
L.J.R. de Vink	45	42	35
K. Vuursteen (since 2002)	25	—	—
C. Boonstra (until September 3, 2001)	—	28	26
J.A. Van Kemenade (until December 1, 2001)	—	42	35
R.J. Nelissen (until May 5, 2001)	—	16	44
A.J. Kranendonk (until June 1, 2000)	—	—	17
R.F. Meyer (until June 1, 2000)	—	—	17

Total	278	257	272

Remuneration for Corporate Executive Board Members (including former members)

	Fiscal 2002 Base Salary	Fiscal 2002 Pensions	Fiscal 2002 Bonuses	Total Fiscal 2002	Total Fiscal 2001	Total Fiscal 2000
	(in EUR thousands)	(in EUR thousands)	(in EUR thousands)	(in EUR thousands)	(in EUR thousands)	(in EUR thousands)
C.H. van der Hoeven (resigned from the board effective March 10, 2003)	907	196	1,394	2,497	3,374	1,969
J.G. Andreae	670	156	1,032	1,858	2,570	1,659
W.J. Grize (appointed to the board effective September 1, 2001)	943	638	2,359	3,940	419	—
A.M. Meurs (resigned from the board effective March 10, 2003)	670	125	1,032	1,827	2,300	1,392
J.L. Miller (appointed September 1, 2001) (resigned from the board effective May 13, 2003)	943	3,970	1,516	6,429	296	—
A.S. Noddle (until August 31, 2002)	607	275	1,032	1,914	2,572	1,945
M.P.M. de Raad	670	187	1,032	1,889	1,629	—
R.G. Tobin (until August 31, 2001)	—	—	—	—	5,498	3,245

Total	5,410	5,547	9,397	20,354	18,658	10,210

For additional information on executive remuneration, please see Note 10 to our consolidated financial statements included in Item 18 of this annual report.

We are reviewing whether there are legal grounds to reclaim some or all of the performance-related compensation granted in the past to those having participated in the events that we announced on February 24, 2003.

Employment and Settlement Agreements

Currently, no other service contracts, other than those described below, exist which provide benefits to members of our Supervisory Board or our Corporate Executive Board upon termination of service.

Employment Agreements

Our amended and restated employment agreement with Mr. Moberg provides for a base salary of EUR 1,500,000 per year and a bonus, as well as participation in our stock option plan. The bonus will be calculated based on targets set by mutual agreement between Mr. Moberg and our Supervisory Board, the maximum being 2.5 times his base salary for each year. Pursuant to the employment agreement, Mr. Moberg has been granted 1 million stock options. In addition, Mr. Moberg is entitled to receive a grant of 250,000 of our common shares, of which 125,000 have been granted. As Mr. Moberg does not participate in any of our pension plans, he will be paid the employer retirement pension contribution, which amounts to approximately EUR 83,000 per year. Upon moving to The Netherlands, Mr. Moberg will be entitled to relocation and other related expenses. Unless otherwise terminated, the employment agreement will terminate when Mr. Moberg reaches pensionable age. The employment agreement may be terminated by us with a notice period of 52 weeks and by Mr. Moberg with a notice period of 26 weeks.

Our employment agreement with Mr. Ryöppönen provides for a base salary of EUR 650,000 per year and a bonus, as well as participation in our stock option plan. The bonus will be calculated based on targets set by mutual agreement between Mr. Ryöppönen and our Supervisory Board, the target being 1.25 times his base salary for each year. For the first 12 months of his employment, Mr. Ryöppönen will receive a guaranteed bonus of 70% of this annual target bonus amount, of which EUR 500,000 has been paid to him. For the consecutive 12 months of employment, Mr. Ryöppönen will receive a guaranteed bonus of 50% of his annual target bonus amount. Mr. Ryöppönen is also entitled to receive a grant of 100,000 of our common shares and an additional 100,000 common shares subject to the terms and conditions of a retention agreement. Mr. Ryöppönen participates in the Ahold pension plans. Upon moving to The Netherlands, Mr. Ryöppönen will be entitled to relocation and other related expenses. Unless otherwise terminated, the employment agreement will terminate when Mr. Ryöppönen reaches pensionable age. The employment agreement may be terminated by us with a notice period of six months and by Mr. Ryöppönen with a notice period of three months. If (1) we decide to terminate the employment prior to Mr. Ryöppönen reaching pensionable age for reasons other than for cause or (2) if we experience a change of control and Mr. Ryöppönen’s employment is terminated by us or by him as a result, Mr. Ryöppönen will receive a sum equal to the six-month total of his gross base salary at the time of termination and his average bonus over the prior three years.

We are currently working on establishing arrangements that would apply to all Corporate Executive Board members upon a change of control.

Our employment agreement with Mr. Eustace provides for a term of six to 12 months. At the end of the first six-month period we, in consultation with Mr. Eustace, have agreed to continue Mr. Eustace’s employment until the financial fundamentals of Ahold are stabilized. The employment agreement provides for a base salary of EUR 805,000 (on an annual basis) and a grant of 100,000 of our common shares. Mr. Eustace is eligible for a discretionary bonus to be decided by our Supervisory Board and has received an interim payment of EUR 412,750.

Settlement Agreements

The employment of Messrs. Van der Hoeven and Meurs terminated as of March 10, 2003. Pursuant to the settlement agreements entered into as of that date, Messrs. Van der Hoeven and Meurs received lump sum payments in the aggregate of EUR 559,945 and EUR 323,932, respectively, which were calculated based on their respective base salary, pension plan entitlements and other employment benefits for the statutory notice period required under Dutch law and accrued but unpaid vacation rights. Subject to certain limitations, Messrs. Van der Hoeven and Meurs will continue to be covered by our directors’ and officers’ liability insurance for the period they were our directors or officers. In addition, we will indemnify them for any liabilities arising out of their employment with us, except for liabilities caused by their intent or deliberate recklessness or serious misconduct as interpreted under Dutch law. Messrs. Van der Hoeven and Meurs may initiate proceedings at an arbitral tribunal, which will be comprised of persons with experience in this area and not having a relationship with either Ahold or Messrs. Van der Hoeven and Meurs, with the intention of maximizing the objectivity of the proceedings. The arbitral tribunal will decide, among other things, the treatment of stock options previously granted to them, their entitlement to severance payments, any disputes arising out of the settlement agreements, and, in the case of Mr. Meurs, his claim that the termination of his employment was already agreed upon in the form of a draft settlement agreement, dated February 23, 2003. As of the date of this annual report, no arbitration proceedings have been initiated.

Loans to Executive Officers

Personal Loans

On December 17, 2002, a loan was extended by us to our then Senior Vice President of Administration, in the amount of EUR 350,000. The loan had a maturity date of December 31, 2005. Under Section 402 of the Sarbanes-Oxley Act, as of July 30, 2002, we are prohibited from extending credit in the form of a personal loan to or for any of our directors or executive officers. Although it was unclear for purposes of the Sarbanes-Oxley Act whether the Senior Vice President of Administration was considered by us to be an “executive officer” of Ahold at the time the loan was extended, our provision of the loan could be deemed to be a violation of Section 402 of the Sarbanes-Oxley Act. The loan was repaid in full on August 5, 2003.

Advances of Dutch Withholding Taxes

In accordance with the applicable Dutch-U.S. tax treaty, a portion of the salaries of U.S. nationals serving on our Corporate Executive Board is allocated to The Netherlands and a portion to the United States. As a result, a U.S. national board member is subject to a withholding tax in The Netherlands in respect of the portion of his salary allocated to The Netherlands, which tax is payable monthly over the course of the year. The salaries of these U.S. nationals were fully paid in the United States. Prior to January 1, 2003, we would advance on behalf of each U.S. national payment of the Dutch withholding taxes to the Dutch tax authorities and each of the U.S nationals agreed that he would repay us for the entire amount (without any interest or similar charge) from the related U.S. tax refund received by such individual in the subsequent year. The time lag between payment by us of the Dutch withholding taxes and the repayment by the U.S. national could take several months.

Effective January 1, 2003, we discontinued this payment practice and instead now deduct an estimated amount for the withholding tax due from the U.S. national from the individual’s paychecks periodically during the year. We make payments on a monthly basis and we reconcile the withholding tax estimates on a quarterly basis. If it happens that the estimated withholding taxes deducted from the U.S. national’s paycheck fall below what was actually paid out by us to the Dutch tax authorities, the U.S. national is required to repay us for the difference. These amounts are minimal and repayment is prompt.

For tax year 2002, we advanced withholding taxes for Mr. Grize and Mr. Miller, both of whom are U.S. nationals and were, at the time, members of our Corporate Executive Board and deemed to be our “executive officers” under the meaning of the Sarbanes-Oxley Act. Mr. Grize continues to serve on our Corporate Executive Board. Mr. Miller resigned from our Corporate Executive Board in May 2003 and ceased to be employed by USF effective October 1, 2003. Dutch withholding tax advances made after July 30, 2002 and prior to January 1, 2003, could be deemed to be an extension of credit on behalf of these executive officers in violation of Section 402 of the Sarbanes-Oxley Act. The 2002 withholding taxes advanced on behalf of Mr. Grize and Mr. Miller subsequent to July 30, 2002, totalling USD 14,066 each has been repaid by Mr. Grize and Mr. Miller in full. There are no amounts due from Mr. Grize and Mr. Miller with respect to 2002 and 2003 withholding taxes.

Board Practices

Supervisory Board

Our Supervisory Board supervises the policies of our Corporate Executive Board, as well as our general course of affairs and our business. In performing their duties, members of our Supervisory Board must serve our interests and those of our business.

Certain resolutions of our Corporate Executive Board identified in our Articles of Association require the approval of our Supervisory Board. In addition, our Supervisory Board is entitled to determine that certain other resolutions of our Corporate Executive Board are subject to its approval. To date our Supervisory Board has not adopted a resolution making such a determination.

The General Meeting of Shareholders is entitled to appoint members of our Supervisory Board. Our Supervisory Board determines the number of members of our Supervisory Board. Only natural persons can be members of the Supervisory Board. Members of the Supervisory Board are appointed for a term of four years.

Our Supervisory Board may make a binding proposal for candidates to fill a vacancy on our Supervisory Board, such that for each appointment a choice can be made from at least two persons. However, the General Meeting of Shareholders may at all times overrule the binding proposal by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital.

Our General Meeting of Shareholders is entitled to temporarily suspend or dismiss members of our Supervisory Board by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital, unless the proposal to suspend or dismiss is made by our Supervisory Board, in which case the adoption of the resolution only requires a simple majority of votes cast. Our Supervisory Board is entitled to temporarily suspend a member of our Supervisory Board.

Members of the Supervisory Board are appointed for a term of four years. In accordance with article 21.4 of the Articles of Association, a member of our Supervisory Board must retire on the date of the annual General Meeting of Shareholders held in the fiscal year in which he or she reaches the age of 72. Pursuant to new legislation effective as of April 23, 2002, the requirement of an age limit has been removed from the Dutch Civil Code. According to the explanatory memorandum to this legislation, an age limit is only permitted if objective conditions are set for its application. We intend to propose, at the next General Meeting of Shareholders, that our Articles of Association be amended to remove the age limit.

Audit Committee

The Audit Committee is comprised of a minimum of three Supervisory Board members and meets at least four times a year. Effective as of June 2003, the Audit Committee is chaired by Jan Hommen. The other members are Henny de Ruiter, Lodewijk de Vink and Roland Fahlin. It reviews the overall risk management and control environment, financial reporting arrangements and standards of business conduct.

Remuneration Committee

The Remuneration Committee is comprised of three Supervisory Board members and our Chief Executive Officer and meets at least twice a year. It is chaired by Henny de Ruiter. The other members are Sir Michael Perry, Karel Vuursteen and Anders Moberg. It reviews executive remuneration and is responsible for the executive share option plans.

Nomination Committee

The Nomination Committee is comprised of a minimum of three Supervisory Board members and our Chief Executive Officer and meets at least once a year. It is chaired by Henny de Ruiter and its other members are Sir Michael Perry, Karel Vuursteen and Anders Moberg. It recommends to the Supervisory Board candidates for the positions of Corporate Executive Board members and Supervisory Board members.

Corporate Executive Board

Our Corporate Executive Board is responsible for the management of the Company. Our Corporate Executive Board must consist of at least three members or two members and a deputy member. With due observance of this minimum number of members, our Supervisory Board determines the number of members and deputy members of our Corporate Executive Board. The General Meeting of Shareholders is entitled to appoint, temporarily suspend and dismiss members of our Corporate Executive Board. Our Supervisory Board may make a binding proposal for candidates to fill a vacancy on our Corporate Executive Board, such that for each appointment a choice can be made from at least two persons. However, the General Meeting of Shareholders may at all times overrule the binding nature of such a proposal by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital.

The General Meeting of Shareholders is entitled to temporarily suspend or dismiss a member or a deputy member of our Corporate Executive Board by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital unless the suspension or dismissal has been proposed by our Supervisory Board, in which case adoption of the resolution requires only a simple majority of the votes cast. Our Supervisory Board is entitled to temporarily suspend a member or a deputy member of the Corporate Executive Board.

Disclosure Committee

To ensure compliance with the Section 302 and 906 certification requirements of the Sarbanes-Oxley Act, we formed a Disclosure Committee in November 2002. The Disclosure Committee is comprised of various members of senior management. The Disclosure Committee works to ensure the accuracy and completeness of our periodic reports filed with the SEC and other public announcements we make.

Labor Relations

Employees

The average number of employees employed by us in fiscal 2002 was:

Region	Number of Employees	Number of Full Time Equivalent Employees
United States	180,581	133,992
Europe	105,211	69,181
Latin America	46,806	42,808
Asia Pacific	9,311	8,298

Total	341,909	254,279

Of these 341,909 employees, 142,158 were part-time employees. As of the end of fiscal 2002, we had 278,486 full-time employee equivalents compared to 247,963 as of the end of fiscal 2001 and 223,194 as of the end of fiscal 2000. The number of employees rose in fiscal 2001 and fiscal 2002 primarily because of acquisitions and the opening of new stores.

On September 3, 2003, Albert Heijn announced the reduction of a total of 440 positions at its corporate office and logistics and distribution unit. This reduction is expected to be completed by December 31, 2004.

Union Relations and Works Councils

As of September 25, 2003, Ahold USA and its operating companies had approximately 163,000 employees, approximately 64% of whom were represented by unions. Contract negotiations are handled locally but coordinated by Ahold USA. Collective bargaining agreements covering approximately 40% of our total U.S. retail segment’s employees expire between September 2003 and June 2004, with agreements covering approximately 24% expiring in the first quarter of fiscal 2004.

As of September 25, 2003, USF and its operating companies had approximately 29,400 employees, approximately 20% of whom were represented by unions. Between September 2003 and June 2004, collective bargaining agreements covering approximately 5.6% of our total U.S. food service employees will expire, with agreements covering approximately 0.5% expiring in the first quarter of fiscal 2004.

As of September 25, 2003, we had approximately 58,000 employees in The Netherlands. It is not common practice in The Netherlands to disclose information regarding the number of unionized employees in our Dutch operations. Collective bargaining agreements covering approximately 85% of our employees in The Netherlands will expire between September 2003 and June 2004.

As of September 25, 2003, we had a total of approximately 39,900 employees in Spain, the Czech Republic, Poland and Slovakia. In Spain and the Czech Republic, only a minority of our employees are union members. Collective bargaining agreements covering all of our employees in the Czech Republic and approximately 28% of our employees in Spain will expire before the end of fiscal 2004. In Poland, only a minority of our employees are union members, and they are not covered by any collective bargaining agreements. There are no labor unions in Slovakia.

We are in the process of negotiating the renewal of some of these collective bargaining agreements, and, although we expect some of the negotiations to be difficult, we expect to renew all of those agreements, although USF is also considering closing a limited number of distribution facilities at which employees subject to collective bargaining agreements work and is discussing that possibility with the relevant bargaining units. For additional information, please see Item 3 “Risk Factors—Risks Related to our Industry and Operations—We face risks related to our union contracts.”

In our Dutch operations, we currently have works councils at the parent company and all our operating subsidiaries in The Netherlands. A works council is a representative body of the employees of a Dutch enterprise elected by the employees. The management board of any company that runs an enterprise with a works council must seek the non-binding advice of the works council before taking certain decisions with respect to the enterprise, such as those related to a major restructuring, a change of control, or the appointment or dismissal of a member of the management board. If the decision to be taken is not in line with the advice of the works council, the implementation of the relevant decision must be suspended for one month, during which period the works council may appeal the decision with the Enterprise Chamber (Ondernemingskamer) of the Court of Appeals in Amsterdam. Other decisions directly involving employment matters that apply either to all employees, or certain groups of employees, such as those affecting employee compensation systems, or pension or profit sharing plans, may only be taken with the works council’s approval. Absent such prior approval, the decision may nonetheless be taken with the prior approval of the Cantonal Court (Kantongerecht). If a Dutch company is subject to the (mitigated) Large Company regime, a works council may recommend a candidate for appointment to the supervisory board and may also object to the appointment of a proposed candidate to the supervisory board. For additional information about the Large Company regime, please see Item 10 “Additional Information—Large Company Regime in The Netherlands.”

We consider our labor relations to be satisfactory.

Share Ownership

As of October 6, 2003, the members of our Corporate Executive Board were direct holders of 301,880 of our common shares. Of these common shares, Anders Moberg held 125,000, Dudley Eustace held 105,000, Jan Andreae held 46,000, Theo de Raad held 16,149 and William Grize held 9,731 common shares, which in the aggregate represent substantially less than 1% of the total share capital. Except as described above, the members of the Corporate Executive Board do not own, directly or indirectly, or on behalf of any company or third party, any common shares or cumulative preferred financing shares.

As of October 6, 2003, the members of our Supervisory Board were direct holders of 5,291 of our common shares. Of these common shares, Roland Fahlin held 2,000, Sir Michael Perry held 650 and Karel Vuursteen held 2,641, which in the aggregate represent substantially less than 1%

of the total share capital. Except as described above, the members of our Supervisory Board do not own, either directly or indirectly, or on behalf of any companies or third parties, any common shares or cumulative preferred financing shares.

Performance Share Grant

In January 2003, we launched a share bonus program for certain of our employees. Pursuant to the plan, approximately 1,500 employees, including officers and Corporate Executive Board members, will be granted a total of six million of our common shares should our Total Shareholders’ Return (as defined in the plan) outperform the Total Shareholders’ Return of a defined peer group by 33% during the three-year period 2003-2005. A maximum of nine million common shares can be granted by year-end 2005 should we outperform the peer group by 50%.

Restricted Stock Retention Agreements for Key Management

In July 2003, we granted restricted stock to certain of our key officers under individual key Management Retention Agreements. Half of the common shares granted, if any, will vest on July 1, 2004, and the remaining of the common shares granted will vest on December 31, 2004.

Stock Option Plan

For full disclosure of stock options held by officers and directors, along with a description of the stock option plan, please see Note 11 to our consolidated financial statements included in Item 18 of this annual report.

Dutch Customer Fund

Members of our Corporate Executive Board, employees of our subsidiaries in The Netherlands and customers of our supermarket chain, Albert Heijn, are entitled to invest in participation units in AHVKF. AEGON Investment Management B.V. is responsible for investing the assets of AHVKF. Currently, approximately half of the funds of AHVKF is invested in our common shares listed on Euronext Amsterdam. The other half of the funds of the AHVKF is lent to us. As of October 6, 2003, AHVKF held 14,636,381 common shares, which is 1.6% of our outstanding common shares.

We have extended loans to some of our employees to purchase interests in the AHVKF. As of fiscal year-end, loans totaling approximately EUR 41 million extended to our employees were outstanding.

As of October 6, 2003, the members of our Corporate Executive Board do not own on their own behalf, or on behalf of third parties, any participations in the AHVKF. As of October 6, 2003, the members of the Supervisory Board do not own, either directly or indirectly, on their own behalf, or on behalf of third parties, any common participations in the AHVKF. For additional information on AHVKF, please see Note 28 to our consolidated financial statements included in Item 18 of this annual report.

Associates Stock Purchase Plan

Our U.S. employees are able to purchase our ADSs through the Associates Stock Purchase Plan (“ASPP”) in the United States. Through the ASPP, employees may choose to purchase ADSs through voluntary payroll deductions. During fiscal 2002, approximately 520,290 ADSs were purchased by our U.S. employees pursuant to the ASPP.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. Except as described under “Cumulative Preferred Shares” below in this Item 7, we do not know of any arrangements that may, at a subsequent date, result in a change in our control.

Significant Ownership of Voting Shares, Including Cumulative Preferred Financing Shares

Holders of our shares may be subject to reporting obligations under the Dutch 1996 Act on Disclosure of Holdings in Listed Companies (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996) (the “Disclosure Act”) and the Dutch 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995) (the “Securities Trade Act”).

Pursuant to the Disclosure Act, any person who, directly or indirectly, acquires or disposes of an interest in our capital or voting rights must immediately give written notice to us and, by means of a standard form, the AFM if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person falls within a different percentage range as compared with the percentage range applicable to the capital interest or voting rights held by such person prior to the acquisition or disposal. The percentage ranges referred to in the Disclosure Act are 0% to less than 5%, 5% to less than 10%, 10% to less than 25%, 25% to less than 50%, 50% to less than 66 2/3% and 66 2/3% or more.

On July 3, 2003, a draft bill to amend the Disclosure Act was submitted to the Second Chamber of the Dutch Parliament. According to the Explanatory Notes to the proposed bill, it is anticipated that the following percentage ranges will be introduced: 0% to less than 5%, 5% to less than 10%, 10% to less than 15%, 15% to less than 20%, 20% to less than 25%, and 25% or more. Under the proposed bill, above 25%, all direct or indirect transactions in our share capital or voting rights must be reported.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must be taken into account: (i) shares (or depositary receipts for shares) directly held (or acquired or disposed of) by any person, (ii) shares (or depositary receipts for shares) held (or acquired or disposed of) by such person’s subsidiaries or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement, and (iii) shares (or depositary receipts for shares) which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply to the attribution of shares (or depositary receipts for shares) which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of shares (or depositary receipts for shares) can also be subject to the reporting obligations, if such person has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares. If a pledgee or usufructarian acquires such (conditional) voting rights, this may trigger the reporting obligations for the holder of the shares (or depositary receipts for the shares).

In addition, pursuant to the Securities Trade Act and a decree based thereon, a shareholder who directly or indirectly holds a capital interest of more than 25% in our capital must, by means of a standard form, within ten days after the month in which the transaction occurs, notify the AFM of such transaction in our common shares or securities the value of which is co-dependent on the value of our common shares (including, without limitation, an acquisition or disposal of our shares or depositary receipts issued for our shares or convertible bonds issued by us). If that shareholder is a legal entity and not an individual, the obligations under the Securities Trade Act also apply to members of its management and supervisory boards. In addition, these obligations apply to the following persons related to such 25% shareholder (if the 25% shareholder is not a legal entity): (i) spouses, (ii) relations by blood or affinity to the first degree and other persons who share a household with these persons, and (iii) relations by blood or affinity to the first degree who do not share a household with these persons but hold at least 5% of our shares (or depositary receipts for our shares) in our capital or will obtain this percentage through the transaction.

The AFM keeps a public registry of and publishes all notifications made pursuant to the Disclosure Act and the Securities Trade Act.

Non-compliance with the reporting obligations under the Disclosure Act or the Securities Trade Act could lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the reporting obligations under the Disclosure Act may lead to civil sanctions, including suspension of the voting rights relating to the shares held by the offender, or the shares underlying any depositary receipts held by the offender, for a period of not more than three years and a prohibition on the acquisition by the offender of our shares (or depositary receipts for shares) or the voting on our shares for a period of not more than five years.

As of October 6, 2003, except as discussed below, we do not know of any persons who own of record or beneficially more than 5% of any class of capital interest and/or the related voting rights. As of October 6, 2003, Capital Research & Management owned 8.76% of our common shares. All of the issued and outstanding cumulative preferred financing shares are held by the Stichting Administratiekantoor Preferente Financierings Aandelen Ahold (the “Administratiekantoor”) that issued corresponding depositary receipts to five investors, of which four currently own an interest that corresponds to more than 5% of our nominal share capital: Fortis N.V. (7.95%), ING Groep N.V. (7.42%), AEGON N.V. (6.11%) and Aviva plc/Delta Lloyd Levensverzekering N.V. (5.01%). These investors do not hold the voting rights in connection with these depositary receipts because the Administratiekantoor holds all of the voting rights attached to the cumulative preferred financing shares, as described in Item 10 “Additional Information—Memorandum and Articles of Association—Voting Rights.”

Voting rights of shareholders owning more than 5% of any class of shares do not differ from those of other shareholders. For more details on voting rights, please see Item 10 “Additional Information—Memorandum and Articles of Association—Voting Rights.”

Based on information we received from members of our Corporate Executive Board and our Supervisory Board, these individuals as a group held 301,880 common shares or approximately 0.03% of all outstanding common shares as of October 6, 2003. For additional information on the holdings of our directors and officers, please see Item 6 “Directors, Senior Management and Employees.”

For information on the number of registered common shares and ADSs held by holders having their registered address in the United States, please see Item 9 “The Offer and Listing.”

Cumulative Preferred Shares

In March 1989, we entered into an agreement (the “Option Agreement”) with SAC. The Option Agreement was amended and restated in April 1994, March 1997 and December 2001. Pursuant to the Option Agreement, SAC was granted for no consideration an option to acquire from us, from time to time until December 2016, cumulative preferred shares up to a total par value that is equal to the total par value of all issued and outstanding shares of our capital stock, excluding cumulative preferred shares, at the time of exercising the option. The holders of the cumulative preferred shares are entitled to 2,000 votes per share and a cumulative dividend expressed as a percentage of the amount called-up and paid-up on the cumulative preferred shares. The percentage to be applied is the sum of (i) the average basic refinancing transaction interest rate as set by the European Central Bank plus 210 bps, and (ii) the average interest margin as set by the largest credit institution in The Netherlands based on our balance sheet total at the end of the most recent fiscal year. The minimum percentage applied is 5.75%. Subject to limited exceptions, each transfer of cumulative preferred shares requires the approval of our Corporate Executive Board. Cumulative preferred shares can only be issued in registered form. No share certificates are issued for cumulative preferred shares.

We may stipulate that only 25% of the par value will be paid upon subscription for cumulative preferred shares until payment in full of the par value is later called by us. SAC would then only be entitled to a market-based interest return on its investment. No cumulative preferred shares have been issued or were outstanding during fiscal 2002, fiscal 2001 or fiscal 2000.

The Option Agreement and the cumulative preferred shares have certain anti-takeover effects. The issuance of all authorized cumulative preferred shares would cause substantial dilution of the effective voting power of any shareholder, including a shareholder that attempts to acquire us, and could have the effect of delaying, deferring and preventing a change in control over us.

SAC is a non-membership organization, organized under the laws of The Netherlands. Its statutory objectives are to enhance our continuity, independence and identity in case of a hostile takeover attempt. In case of liquidation, the SAC board of directors must distribute any remaining residual assets to charities. The SAC board of directors has five members. The members are appointed by the board itself. As of October 6, 2003, the members of the board of the SAC were J.J. Slechte, W.E. de Vin, P.J.M. van Dun, M. Arentsen and N.J. Westdijk.

Related Party Transactions

We have entered into arrangements with a number of our subsidiaries and affiliated companies in the course of our business. Transactions between us and these subsidiaries and affiliated companies are generally conducted at arms’ length. These arrangements relate to service transactions, financing agreements and loans by us to certain executive officers, Dutch managers and employees. For a description of certain of these related party transactions, please see Note 28 to our consolidated financial statements included in Item 18 of this annual report. For a description of loans to our executive officers, please see Item 6 “Directors, Senior Management and Employees—Loans to Executive Officers.”

Our wholly-owned subsidiary, USF, has product financing arrangements with five entities that are referred to as VASPs. USF does not own any shares in the VASPs or have any voting interest in these companies.

Each VASP, at the request of or with the consent of USF, will purchase certain commodities and products from third parties, then mark-up and resell such products to USF. Although these VASPs are not owned by USF, they are almost entirely dependent on their sales to USF. The VASPs provide varying degrees of support to USF primarily in the purchase of private label and signature brand products. USF engages in direct business discussions with the VASPs’ ultimate vendors to ensure price, product specification and quality requirements are met and to take advantage of volume purchasing power. The VASPs’ purchases are funded almost entirely by USF with interest-free advances and by the extension of trade credit by vendors, some of which has been guaranteed by USF. A portion of the VASPs’ sales price to USF is subsequently passed back to USF, leaving the VASPs with a predetermined, per transaction fee. The transaction fee, which includes reimbursements for holding costs associated with the inventory are intended to be sufficient to allow the VASPs to recover substantially all of its operating costs with a limited profit. USF uses the invoice price from the VASPs as its cost in sales made to its customers under “cost plus” contracts. Additionally, since USF has guaranteed certain of the obligations of the VASPs and ultimately retains the risks and rewards related to the inventory and related payables of the VASPs, Dutch GAAP and US GAAP require the recognition of certain of these inventories and related payables of the VASPs within our consolidated financial statements.

As of December 29, 2002, and December 30, 2001, we recorded accounts receivable due from the VASPs of EUR 116 million and EUR 102 million, respectively, and payables to the VASPs in the amount of EUR 159 million and EUR 87 million, respectively. Additionally, under the Dutch GAAP and US GAAP requirements, as discussed above, we recorded VASP inventory and related trade payables in the amount of EUR 59 million and EUR 46 million at December 29, 2002, and December 30, 2001, respectively. We recorded approximately EUR 2.8 billion, EUR 1.7 billion and EUR 0.9 billion, representing approximately 18%, 16% and 16% of USF’s cost of sales related to purchases through VASPs in fiscal 2002, fiscal 2001 and fiscal 2000, respectively.

For additional information, please see Note 2 to our consolidated financial statements included in Item 18 of this annual report.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Consolidated balance sheets as of December 29, 2002, and December 30, 2001, and the related consolidated statements of operations and cash flows for each of the three fiscal years in the period ended December 29, 2002, are included in Item 18 of this annual report. Our consolidated financial statements included in Item 18 of this annual report amend the financial statements submitted in our Current Report on Form 6-K dated October 3, 2003.

As discussed in Notes 3 and 32 to our consolidated financial statements included in Item 18 of this annual report, the fiscal 2001 and fiscal 2000 consolidated financial statements have been restated. Our consolidated financial statements have been audited by independent auditors in accordance with auditing standards generally accepted in The Netherlands and in the United States. Our consolidated financial statements have been prepared in accordance with Dutch GAAP. Our net income (loss) and consolidated shareholders’ equity have been reconciled to US GAAP.

Litigation and Legal Proceedings

On February 24, 2003, we announced that we would be restating our financial statements for fiscal 2001 and fiscal 2000 because of certain accounting irregularities at one of our operating subsidiaries, USF, and because certain of our joint ventures had been improperly consolidated. In addition, we announced that we were conducting our own forensic investigations into accounting irregularities at USF and the legality and accounting treatment of certain questionable transactions at Disco, our Argentine subsidiary. We also announced that our chief executive officer and chief financial officer would resign. U.S. and non-U.S. governmental and regulatory authorities initiated civil and criminal investigations of us and certain of our subsidiaries and numerous civil lawsuits were filed naming Ahold and certain of our current and former directors, officers and employees as defendants.

In the United States, the foregoing has resulted in civil lawsuits, against us, claiming violations of U.S. federal securities laws and ERISA. Additionally, the U.S. Department of Justice and the U.S. Department of Labor are conducting a criminal investigation, and the SEC, the NYSE and the NASD are conducting civil investigations and inquiries that involve us.

Outside the United States, as a result of the foregoing, the Dutch Public Prosecutor, Euronext Amsterdam and the AFM are conducting investigations involving us.

In addition to the investigations and proceedings described above, we are also subject to various civil, criminal, tax, administrative and regulatory proceedings and investigations in the jurisdictions in which we operate, including the United States, The Netherlands, Argentina, Uruguay and Brazil.

Proceedings Relating to the Announcement on February 24, 2003

U.S. Securities and ERISA Civil Litigation

Following the announcement on February 24, 2003, numerous putative class actions claiming violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder and Section 20(a) of the Securities Exchange Act (the “Securities Actions”) were filed on behalf of our shareholders. Among the named defendants are Ahold and certain of our current and former directors, officers and employees. The primary factual allegations in the Securities Actions are as follows:

•	Ahold improperly overstated its income related to vendor allowance programs by booking more discounts on invoices and rebates from vendors than it actually received during fiscal 2001 and the first three quarters of fiscal 2002 in violation of Dutch GAAP and US GAAP;

•	Ahold’s historical financial statements were materially misstated because of improper consolidation under Dutch GAAP and US GAAP of ICA, JMR, DAIH, Bompreço and Paiz Ahold;

•	contrary to Ahold’s statements, its unaudited interim financial information did not include all adjustments necessary for a fair presentation of the results for the unaudited interim periods and were not prepared in conformity with Dutch GAAP because these results included improperly overstated operating income and the improperly consolidated results of Ahold’s joint ventures;

•	Disco engaged in certain transactions that were possibly illegal and improperly accounted for;

•	Ahold’s reported growth rate was illusory and based in material respects on the improper accounting treatment of subsidiaries and accounting irregularities in the recognition of income, including prepayment amounts related to USF’s vendor allowance programs;

•	Ahold was experiencing a slowdown in consumer demand and, contrary to Ahold’s representations, its financial performance was not “very solid” and its fundamental business was not actually “quite robust;”

•	contrary to its statements, Ahold was having difficulty integrating its numerous acquisitions; and

•	Ahold lacked adequate internal controls and, therefore, was unable to ascertain its true financial condition.

The plaintiffs in the Securities Actions seek compensatory damages in an amount to be proven at trial, together with prejudgment interest, and the costs and expenses incurred in bringing the actions, including attorneys’ fees, expert fees and other disbursements.

Additionally, two putative class actions were filed on behalf of participants in the Ahold USA Inc. 401(k) Savings Plan Master Trust (the “Ahold USA Trust”) against us and certain of our current and former officers, directors and employees and one on behalf of the participants in the USF 401(k) Retirement Savings Plan against USF and certain of its current and former officers, directors and employees alleging violations of ERISA (the “ERISA Actions”). The primary factual allegations in the ERISA Actions are largely the same as those in the Securities Actions. In the ERISA Actions, the plaintiffs seek an order compelling the defendants to make the relevant plan whole for losses incurred as a result of the defendants’ alleged ERISA violations, injunctive relief enjoining the defendants from continuing the alleged breach of their fiduciary duties under ERISA and the plan documents, other injunctive and equitable relief as appropriate to remedy the alleged breaches, reasonable attorneys’ fees and costs and interest on all judgment amounts as provided by law.

Neither the Securities Actions nor the ERISA Actions had reached the discovery stage as of the filing of this annual report. The Securities Actions and ERISA Actions were originally filed in four different jurisdictions: the Eastern District of Virginia, the District of Maryland, the District of Southern California and the Southern District of New York. On June 18, 2003, the Judicial Panel on Multidistrict Litigation ordered that the Securities Actions and the ERISA Actions be transferred to the District of Maryland, before the Honorable Catherine C. Blake, U.S. District Judge, for coordinated or consolidated pre-trial proceedings. The order of the Judicial Panel on Multidistrict Litigation to consolidate the Securities Actions and ERISA Actions does not cover all potential claims brought in the United States, some of which, if brought, may proceed independently of the Securities Actions and ERISA Actions. Although the class action on behalf of participants in the 401(k) plan of USF discussed above was filed after the June 18, 2003 order, it has now also been transferred to Judge Blake’s court for pre-trial proceedings. After lead plaintiffs for the putative classes in the Securities Actions and ERISA Actions and their respective counsel are appointed, we, the other named defendants and possibly additional defendants can expect to be served with consolidated and amended complaints in the Securities Actions and the ERISA Actions, which may include other allegations.

United States Governmental and Regulatory Investigations

In addition to the Securities Actions and the ERISA Actions, the events leading to the announcement on February 24, 2003 and related developments have prompted certain U.S. governmental and regulatory entities to initiate criminal and civil investigations of us and certain of our subsidiaries as described below.

A criminal investigation is being conducted by the U.S. Department of Justice. The U.S. Department of Justice investigation is being conducted by the U.S. Attorney’s Office for the Southern District of New York (the “U.S. Attorney”), which is conducting a grand jury investigation into possible criminal wrongdoing by us and certain of our current and former officers, directors and employees in connection with the events leading to the announcement on February 24, 2003 and related developments. In the course of that investigation, grand jury subpoenas were issued on February 24, 2003, and May 19, 2003, to us by a federal grand jury in the U.S. District Court for the Southern District of New York. We are complying with those subpoenas. The Federal Bureau of Investigation and criminal investigators from the U.S. Department of Labor are also working with the U.S. Attorney on the grand jury investigation, and the investigation is also examining whether criminal violations of ERISA occurred at our ERISA plans in the United States. We are fully cooperating with the investigation. In view of the nature and stage of the grand jury investigation, we cannot at this point predict when the investigation will be completed or whether or not we will actually be charged with or convicted of any violation of law, whether or not any fines will be imposed upon us or what the final amount of such fines would be, or whether or not we will be subject to other penalties or remedies.

The SEC is conducting a civil investigation into the events leading to the announcement on February 24, 2003, and related developments. The SEC is investigating whether we and certain of our current and former officers, directors and employees violated U.S. federal securities laws and regulations. We are fully cooperating with this investigation as well. In view of the nature and stage of the SEC’s investigation, we cannot at this point predict when the investigation will be completed, whether we will have a civil enforcement action filed against us, whether or not any fines will be imposed upon us or what the final amount of such fines would be, or whether or not we will be subject to other penalties or remedies.

Both the NYSE and the NASD have initiated inquiries. The NYSE requested that we provide certain information regarding our employees and advisors, who were aware of the events giving rise to the announcement on February 24, 2003. The NASD requested that we provide certain information regarding certain employees and advisors identified in our response to the NYSE. We are fully cooperating with these investigations.

In view of the nature and stage of these inquiries, we cannot at this point predict when the inquiry will be completed, whether any action will be taken against us or whether we would be subject to any fines or other penalties.

Dutch Governmental and Regulatory Investigations

The Dutch Public Prosecutor is investigating possible criminal conduct on our part and, possibly, on the part of certain of our current or former officers, directors and employees. On July 5, 2003, the Dutch Public Prosecutor conducted a search at our corporate headquarters in Zaandam. Although we have received no further information about the facts currently being investigated, we have been informed that the criminal investigation concerns suspected forgery, intentional misstatements of annual accounts and violations of Dutch securities legislation. We are fully cooperating with the Public Prosecutor in this investigation. To date, no criminal charges, as this term is interpreted in Dutch criminal law, have been filed against us or, to the best of our knowledge, any of our current or former directors, officers or employees. In view of the nature and stage of the investigation, we cannot at this point predict when the investigation will be completed, whether or not we or any of our directors, officers or employees will actually be charged with or convicted of any violation of law, whether any fines will be imposed upon us or what the final amount of such fines would be or whether or not we will be subject to other penalties or remedies.

Euronext Amsterdam is investigating whether we were late in disclosing the events leading to the public announcement on February 24, 2003, and, as a result, acted in breach of the Euronext Amsterdam listing rules. We are fully cooperating with Euronext Amsterdam in this investigation and have submitted information to Euronext Amsterdam in response to its requests. The investigation is still pending. We expect the investigation to continue for several more months and it is too early to predict, with any degree of certainty, the likely outcome. It is possible that the investigation could lead to a public reprimand or delisting. However, we believe that it is unlikely that if we were found to have breached the Euronext Amsterdam listing rules any of our securities would be delisted.

The AFM has launched an investigation in February 2003 into possible insider trading with respect to our common shares. Although we ourselves are not the subject of the investigation, we have fully cooperated with the AFM and submitted information to the AFM in response to its request.

We cannot predict when these investigations or legal proceedings will be completed or the likely outcome of any of the investigations or legal proceedings. It is possible that they could lead to criminal charges, civil enforcement proceedings, additional civil lawsuits, settlements, judgments and/or consent decrees against us (and/or our subsidiaries) and that, as a result, we will be required to pay fines and damages, consent to injunctions on future conduct, lose the ability to conduct business with government instrumentalities or suffer other penalties, each of which could have a material adverse effect on our financial condition, results of operations and cash flows.

Other Litigation, Investigations and Legal Proceedings

U.S. Investigations and Litigation

U.S. Department of Labor

The Benefits Security Administration of the U.S. Department of Labor commenced a civil investigation relating to the Ahold USA Trust. The plans covered by the Ahold USA Trust permit U.S. employees to invest in our securities. The investigation has thus far focused on whether any violations under Title I of ERISA have occurred, including breaches of fiduciary duty. We are fully cooperating with the investigation and we cannot predict when the investigation will be completed or its likely outcome.

Connecticut Attorney General Investigation

On February 20, 2003, the Attorney General for the State of Connecticut issued a subpoena duces tecum and interrogatories to Stop & Shop which indicates that the Connecticut Attorney General is investigating potential unfair trade practices and antitrust violations by Stop & Shop. Based on the subpoena, we believe that the Attorney General is investigating (i) whether or not Stop & Shop has acquired properties or interests in properties for the purpose of blocking competition by other retail food stores and (ii) Stop & Shop’s practices relating to obtaining lease terms that prohibit the development or use of land and buildings for supermarket or food retail purposes. The subpoena requests that Stop & Shop provide certain information with respect to its supermarket operations and property interests in the State of Connecticut. Stop & Shop is complying with the subpoena and is fully cooperating with the attorney general’s investigation. Neither the attorney general nor any party has asserted any claim against Stop & Shop in connection these matters. The investigation is in its early stages. Therefore, we cannot at this point predict when the investigation will be completed, whether or not any enforcement action will be commenced or the nature or extent of any penalties if an enforcement action were to be commenced.

Bradlees Leases: Background

In 1992, Stop & Shop spun-off Bradlees. In connection with this spin-off, Stop & Shop assigned to Bradlees certain commercial real property leases. In connection with such assignments, Stop & Shop, Bradlees and Vornado (or certain of its affiliates, collectively “Vornado”), a landlord on a number of the assigned leases, entered into the Master Agreement. The Master Agreement concerns 18 leases for which Vornado is the landlord.

On December 26, 2000, Bradlees filed for bankruptcy protection to wind down its business and liquidate its assets. In that bankruptcy, Stop & Shop and Bradlees entered into the Lease Designation Agreement for the sale and disposition of 114 real property leases, including those leases under which Stop & Shop may have potential liability under the Master Agreement or otherwise. Under the Lease Designation Agreement some Leases could be sold or rejected by Bradlees. Stop & Shop was responsible for damages Bradlees owed to landlords arising out of Bradlees’ rejection of any such leases to the extent such damages exceeded USD 30 million (other than with respect to certain specific leases designated as “Excluded Leases”). The disposition of all leases under the Lease Designation Agreement now is complete. Of the 114 leases subject to the agreement, 53 have been assigned to third parties or consensually returned to the respective landlords (no further payments currently are due under the leases returned to the landlords), 21 leases were assigned to Stop & Shop and 40 leases have been rejected by Bradlees in the bankruptcy proceeding. As a result of the Master Agreement, the Lease Designation Agreement and/or under certain principles of law, Stop & Shop may still retain or incur liability under certain of these leases.

Bradlees Leases: Stop & Shop v. Vornado Realty Trust

On November 25, 2002, Vornado sent a written demand to Stop & Shop to pay certain so-called “Rental Increases” allegedly due under the Master Agreement in connection with certain leases. Stop & Shop disputes that it owes these amounts, and on December 31, 2002, instituted an action that now is pending in the U.S. District Court for the Southern District of New York. In that action, Stop & Shop seeks a declaration that it is not obligated to pay the Rental Increases demanded by Vornado. On May 23, 2003, Vornado moved for summary judgment. On June 11, 2003, Stop & Shop opposed Vornado’s motion for summary judgment and cross-moved for summary judgment in its favor. By letter, dated June 25, 2003, and subsequent court order, the action has been held in abeyance until Vornado’s motion to interpret (discussed below) is decided.

In response to the action instituted by Stop & Shop, on April 10, 2003, Vornado made a motion to interpret in the Bradlees bankruptcy seeking an interpretation of certain court orders that Vornado claims would resolve the dispute between Stop & Shop and Vornado concerning the Master Agreement. Vornado alleges in the motion to interpret that the Rental Increases are worth “tens of millions of dollars,” comprised of USD 5 million annually through January 31, 2012, and, if certain renewal options are exercised, USD 6 million annually thereafter through the expiration of the last lease covered by the Master Agreement, which Vornado alleges could extend until 2031, depending upon whether renewal options are exercised. Stop & Shop has opposed the motion to interpret.

Bradlees Leases: Vornado Realty Trust v. Stop & Shop

On or about December 20, 2001, Vornado filed a complaint against Stop & Shop in the Supreme Court of the State of New York, County of New York. On August 22, 2002, Vornado served an amended and supplemental complaint in which it alleged that Stop & Shop had failed to pay amounts due under the Master Agreement for certain commercial real property leases, and sought a judgment in the aggregate amount of at least USD 2.5 million, plus prejudgment interest, costs and attorneys’ fees. This litigation, which was settled on August 22, 2003, resulted in, inter alia, a payment from Stop & Shop to Vornado in the amount of USD 1.7 million.

Roland Glass Foods, Inc. v. Ahold USA Holdings, Inc., Giant Food, L.L.C. and Giant of Maryland, L.L.C.

On April 3, 2002, the plaintiff, Roland Glass Foods, Inc., (“Roland”) filed a complaint in the Circuit Court for Prince George’s County, Maryland, alleging that Giant-Landover breached a contract pursuant to which Roland would distribute perishable goods to Giant-Landover. Giant-Landover disputes the existence of a contract and asserts, among other things, that it was not obliged to continue its relationship with Roland. Roland’s complaint also contains counts of false representation, fraud and failure to disclose material facts. The complaint seeks compensatory damages, punitive damages and attorneys fees in excess of USD 30 million. Giant-Landover’s motion to dismiss the complaint was denied and discovery is underway. The trial is scheduled for February 2004.

Settlement of Pathmark/SMG-II Holding Corp. Litigation

We were previously involved in a litigation matter arising out of an Agreement and Plan of Merger, dated March 9, 1999 (the “Merger Agreement”), between us, our subsidiary Ahold Acquisition, Inc. and SMG-II Holdings Corp. (“SMG-II”), the indirect parent of the entity owning the Pathmark chain of supermarkets. On December 16, 1999, we terminated the Merger Agreement because we were unable to obtain the required regulatory approvals from the Federal Trade Commission and state attorneys general. SMG-II alleged that we had breached the Merger Agreement by failing to use “best efforts” to obtain all necessary approvals. On December 5, 2000, a New York State Court granted our cross-motion for summary judgment, finding that the “best efforts” provisions were satisfied and dismissing SMG-II’s claim that we breached the Merger Agreement. In November 2002, the parties entered into a settlement agreement, pursuant to which SMG-II’s remaining claims were dismissed, without any payment from us.

Uruguay Investigations and Litigation

Sotelo Buenaventura, et al. v. Peirano, et al.

In October 2002, a civil action entitled Sotelo Buenaventura, et al. v. Peirano, et al. (“Sotelo”) was filed at the Civil Court of the First Instance of the 2nd Circuit of Montevideo (“Montevideo Civil Court”) primarily on behalf of depositors of Banco Montevideo, a failed Uruguayan bank indirectly controlled by the Peirano family.

According to a complaint filed with a request for provisional remedy, the plaintiffs seek approximately USD 16 million in damages and/or reversal of Ahold’s acquisition of certain shares of DAIH, the joint venture that Ahold entered into with VRH, a company controlled by the Peirano family. DAIH was formed in 1998 to hold interests in two supermarket chains: Disco in Argentina and Santa Isabel in Chile, with operations in Peru, Paraguay and, at that time, in Ecuador. In July and August 2002, pursuant to certain agreements, Ahold acquired full ownership of DAIH from VRH after VRH defaulted on various loans collateralized by its DAIH shares. For more information, please see Item 5 “Operating and Financial Review and Prospects—Factors Affecting Results of Operations in Fiscal 2002 and Fiscal 2001—Exceptional Loss On Related Party Default Guarantee.”

In April 2003, Disco and DAIH were notified that, pursuant to Letters Rogatory issued from Uruguay in connection with the Sotelo litigation, the Argentine National Commercial Court of the First Instance of the 8th Circuit (“Argentine National Commercial Court”) was ordering an attachment of Disco stock owned by Ahold and DAIH, along with DAIH stock owned by Ahold, in order to secure the payment of any judgments levied against the Sotelo defendants, including Ahold. DAIH and Ahold petitioned both the Montevideo Civil Court and the Argentine National Commercial Court to nullify the attachment order on the ground that it was issued in error. The Argentine National Commercial Court declined to rule on the petitions, allowed the attachment order to stand, and referred the matter back to Uruguay. The Montevideo Civil Court, in a preliminary decision, denied Ahold and DAIH’s petitions to lift the attachment order, but that decision is subject to Ahold and DAIH’s requests for reconsideration and appeal.

Vega, et al. v. Peirano, et al.

In June 2003, a civil action entitled Vega, et al. v. Peirano, et al. (“Vega”) was filed at the Bankruptcy Court of the First Instance of the 1st Circuit in Montevideo on behalf of depositors of Trade & Commerce Bank, a Cayman Island bank owned by the Peirano family and affiliated with

Banco Montevideo. The complaint names as defendants Ahold, VRH, DAIH, Disco, Santa Isabel and Inversiones Santa Isabel S.A. (“Inversiones”), a Chilean holding company owned by DAIH, and alleges, among other things, that Ahold’s acquisition of VRH’s shareholding in DAIH in July and August 2002 constituted a fraudulent conveyance and should be reversed. The complaint seeks USD 5.7 million in damages. Ahold and DAIH have been served notice of this claim. Ahold, DAIH and Disco responded to Vega on October 1, 2003, asserting jurisdictional and actual defenses. On July 18, 2003, pursuant to a Letter Rogatory issued from Uruguay in connection with the Vega litigation, the Argentine National Commercial Court of the First Instance of the 12th Circuit served notice on Disco to register the Vega lawsuit in its corporate records. On August 12, 2003, the Vega plaintiffs filed a Letter Rogatory with the Supreme Court of Chile requesting the service of process on each of Santa Isabel and Inversiones. On September 4, 2003, the Supreme Court of Chile ordered that Santa Isabel and Inversiones be served with the Vega claims. Although Ahold divested its interest in Santa Isabel in July 2003, the terms of the divestiture may require Ahold to indemnify the purchaser should an adverse judgment be rendered in this matter.

Argentine Government Investigations, Regulatory Proceedings and Civil Matters

Tax Assessment Claims

On July 17, 2003, the Administración Federal de Ingresos Públicos (“AFIP”) served Disco with a Vista de la Determinación de Oficio—a formal assessment notice—in the amount of approximately ARS 142.6 million (approximately EUR 40.2 million) for taxes allegedly owed in connection with a USD 100 million Disco bond issue due May 2003, and repaid at maturity, and a USD 250 million Disco bond issue due May 2008, and redeemed in July 2003. The AFIP alleges that Disco improperly failed to pay VAT on both bond issues and failed to withhold tax on the interest paid to foreign holders of its allegedly non-public bonds. On September 1, 2003, Disco responded that the bonds were placed through a public offer and that taxes have been withheld and paid in compliance with applicable Argentine laws and regulations.

Securities Regulatory Proceeding

On July 18, 2003, our subsidiary, Disco, was served notice that the Argentine securities regulatory agency, the Comisión Nacional de Valores (the “CNV”), had commenced an administrative inquest (a “sumario”) regarding Disco’s late financial filings and alleged noncompliance with other reporting requirements. The CNV simultaneously suspended all public offering of Disco securities in Argentina until Disco files the pending financial statements. Disco presently has no outstanding public securities in Argentina. If a violation is found, the CNV could impose monetary sanctions against Disco, admonish Disco and/or prevent Disco from making public offerings of its securities in Argentina.

Criminal Tax Investigation

Disco is one of numerous corporations in Argentina that are involved in two overlapping criminal tax investigations, which are directed at other companies suspected of trafficking in fictitious invoices. In connection with those investigations, agents from the AFIP, the national tax authority, have twice raided the Disco offices in search of relevant records. Although Disco is deemed to be under investigation because it has been subject to such AFIP raids, no charges have been lodged against Disco.

Disco/Angulo, et al. Arbitration

Arbitration has been commenced between Disco and José Pedro Angulo and others concerning Disco’s July 18, 1997 acquisition of all outstanding stock of Angulo Hermanos S.A., which controlled supermarkets under the names VEA and Super VEA. Angulo and the others assert that Disco underpaid the balance of the purchase price by applying Argentina’s “pesification” law, which requires that all foreign currency debts be paid in Argentine pesos. Angulo and the others claim that the “pesification” of Disco’s purchase price balance resulted in an underpayment of approximately USD 7 million. Disco believes its compliance with applicable Argentine law fully satisfies its obligations and that Disco itself may be entitled to an equitable readjustment of the purchase price on the basis of the actual value of the shares it purchased in Angulo Hermanos S.A.

Netherlands Antilles Litigation

On April 28, 2003, the public companies Distribucion y Servicio D&S S.A. and Servicios Profesionales y de Comercializacion S.A. (together, “D&S c.s.”) initiated civil proceedings against DAIH in The Netherlands Antilles in connection with Disco’s acquisition in fiscal 2000 of Ekono, which owned supermarkets in Buenos Aires. D&S c.s. allege that Disco underpaid a deferred portion of the purchase price by applying Argentina’s “pesification” law, which requires that all foreign currency debts be paid in Argentine pesos, and also by improperly computing an amount to be withheld from the purchase price to compensate for outstanding claims. D&S c.s. seeks approximately USD 45.4 million from DAIH in its capacity as surety for the deferred portion of the purchase price. On September 1, 2003, DAIH responded that the deferred purchase price was properly paid in Argentine pesos in compliance with Argentine “pesification” law.

At the request of D&S c.s., the district court of Haarlem, The Netherlands, ordered a preliminary hearing of certain former Ahold executives to determine whether a claim will also be brought against Ahold as an alleged surety, on the basis of an alleged verbal commitment by Ahold to guarantee the deferred portion of the Ekono purchase price. The preliminary hearings currently are scheduled to commence in October 2003.

Brazil Antitrust Proceedings

Administrative Antitrust Review

Several of our acquisitions remain subject to Brazil’s automatic administrative antitrust review. The Administrative Council for Economic Defense (“CADE”), which permits or rejects all acquisitions in Brazil based on their antitrust effects under Brazilian law, is reviewing, among other things, our acquisition of G. Barbosa. In connection with that review, we have entered into an interim agreement with the CADE—an Agreement for the Preservation of the Reversibility of

the Operation (“APRO”)—by which we are prohibited from consolidating, closing or divesting properties of G. Barbosa or our subsidiary Bompreço in the cities of Feira de Santana, Salvador and Aracajú until the CADE renders a final decision regarding the G. Barbosa acquisition. The APRO does not affect our ability to consolidate, close or divest Bompreço or G. Barbosa assets outside those three cities where we have a total of 17 stores, or any other assets in Brazil.

The Secretariat of Economic Affairs of the Ministry of Finance (“SEAE”) and the Secretariat of Economic Defense of the Ministry of Justice (“SDE”), which both issue non-binding economic and legal opinions regarding mergers, have proposed to the CADE that the G. Barbosa acquisition be approved with restrictions unless sufficient economic efficiencies are demonstrated to justify unconditional approval. To make such a showing, the consulting and auditing firm of Trevisan Auditores Independentes Ltda. has been retained to analyze whether our acquisition of G. Barbosa has resulted in anticompetitive consequences in the affected local markets. In addition, we presently are negotiating with the CADE to modify the APRO in a manner that would allow the sale of all of our Brazilian assets, including a sale of both Bompreço and G. Barbosa, together, to the same buyer. In such case, the buyer would assume the APRO obligations.

If, at completion of the CADE review, our acquisitions are found to have been in violation of Brazilian antitrust regulations, we could be required to divest certain stores in specific cities in Brazil. In addition, we also could be prohibited from divesting Bompreço and G. Barbosa jointly to a single buyer.

Judicial Proceeding

On August 15, 2003, the Attorney General of the State of Sergipe initiated a judicial proceeding in the 3rd Civil Court of Aracajú, claiming that our acquisitions of G. Barbosa, in connection with our ownership of Bompreço created a monopoly in Sergipe that injures consumers and competition. On August 18, 2003, the court issued a provisional order, barring the joint divestment of Bompreço and G. Barbosa properties in Sergipe to any single buyer, but allowing divestment to separate buyers. We are appealing that order to the Sergipe State Appeals Court.

Horn and Braziunas Arbitration

Arbitration proceedings under rules of Norwegian arbitration law, in Oslo, were initiated on February 21, 2003, by Sverre Horn and Gediminias Braziunas (together, “Horn c.s.”) against ICA Norge (formerly Hakon Gruppen) and ICA Baltic AB (together, “ICA Norge and Baltic”). Horn c.s. allege breach of a contract under which they should perform certain services for ICA Norge and Baltic in relation to real estate development projects in Lithuania in consideration for a fee calculated as a percentage of total project costs. The total amount of the claim is NOK 445 million (approximately EUR 55 million). Horn c.s. also allege breach of contract as a result of termination of the contract by ICA Norge and Baltic in October 2002. ICA Norge and Baltic intend to respond to Horn c.s. on October 17, 2003, requesting the claim be dismissed and bringing a counterclaim against Horn c.s. for not fulfilling their obligations under the contract. The hearing of the case is not expected to commence until September 2004.

Litigation and administrative proceedings are subject to many uncertainties and we cannot predict the outcome of any individual matter, including those described above. It is reasonably possible that certain of the proceedings described above could require us to make expenditures, or result in other settlements, judgments, remedies or other resolution, that could have a material adverse effect on our financial condition, results of operations or liquidity. Additionally, we and our subsidiaries are parties to a number of other legal proceedings and investigations arising out of our business operations. We believe that the ultimate resolution of these other proceedings will not, in the aggregate, have a material adverse effect on our consolidated financial condition, results of operations or liquidity. Such other legal proceedings, however, are subject to inherent uncertainties and the outcome of individual matters is not predictable. It is possible that we could be required to make expenditures, in excess of established reserves, in amounts that cannot reasonably be estimated.

Dividend Policy

For information on our dividend policy, please see Item 3 “Key Information—Dividends.”

Significant Changes

For information on any changes or events that have occurred after the close of the balance sheet date on December 29, 2002, please see Item 5 “Operating and Financial Review and Prospects—Restatements, Adjustments and Remedial Actions” and Note 31 to our consolidated financial statements included in Item 18 of this annual report.

ITEM 9.	THE OFFER AND LISTING

Our authorized share capital as of December 29, 2002 is composed of the following:

•	800,000 cumulative preferred shares of EUR 500 par value each;

•	400,000,000 cumulative preferred financing shares of EUR 0.25 par value each; and

•	1,200,000,000 common shares of EUR 0.25 par value each.

For a full discussion of our share capital, please see Note 21 to our consolidated financial statements included in Item 18 of this annual report.

Euronext Amsterdam is the principal trading market for our common shares. Our common shares are also listed on the Swiss Exchange. As of the end of fiscal 2002, the register of holders of registered common shares contained no names of holders having their registered address in the United States. The common shares trade in the United States on the NYSE in the form of ADSs and are evidenced by American Depositary Receipts (“ADRs”). The ADSs trade under the symbol “AHO.”

The depositary for the ADSs is The Bank of New York (the “Depositary”). Each ADS evidences the right to receive one common share deposited under a deposit agreement for the ADSs between us and the Depositary dated January 20, 1998 (the “Deposit Agreement”). We have been informed by the Depositary that in the United States, as of the end of fiscal 2002, there were 30,855,788 ADSs outstanding and 3,398 record owners compared with 17,984,476 ADSs outstanding and 3,381 record owners at the end of fiscal 2001.

The table below sets forth the high and low closing prices during the periods indicated for our common shares on Euronext Amsterdam and the closing prices for our ADSs on the NYSE. The quarters used are our fiscal quarters.

Prior to January 1999, Euronext Amsterdam quoted sales prices in Dutch guilders. Effective January 1999, Euronext Amsterdam quotes sales prices in Euros only. The prices indicated below in Euros for fiscal 1998 have been translated into Euros at the fixed rate of EUR 1 = NLG 2.20371.

	Euronext Amsterdam		NYSE
	High	Low	High	Low
	(in EUR per common share)		(in USD per ADS)
Fiscal 2002
First quarter	32.25	26.65	29.16	23.11
Second quarter	27.90	16.12	25.02	15.97
Third quarter	19.13	11.80	18.81	11.52
Fourth quarter	14.68	10.32	14.29	10.09
Fiscal 2001
First quarter	35.52	30.40	33.07	28.81
Second quarter	37.00	34.38	31.63	30.20
Third quarter	37.39	29.13	31.50	26.70
Fourth quarter	33.37	29.65	29.54	26.92
Fiscal 2000	36.84	21.25	32.28	20.74
Fiscal 1999	38.55	25.61	41.57	25.82
Fiscal 1998	31.76	23.46	31.77	23.46

	Euronext Amsterdam		NYSE
	High	Low	High	Low
	(in EUR per common share)		(in USD per ADS)
Closing share prices for the most recent eight months are as follows:
January 2003	13.65	10.38	14.33	11.90
February 2003	11.90	2.39	12.46	3.11
March 2003	3.94	2.45	4.06	2.95
April 2003	4.10	3.01	4.58	3.26
May 2003	6.91	5.20	7.97	5.84
June 2003	8.06	6.59	9.47	7.73
July 2003	8.00	6.79	9.19	7.82
August 2003	9.08	6.81	9.89	7.70
September 2003	9.16	8.03	9.58	9.40
Closing share prices on October 6, 2003 were: EUR 10.50 (high) and EUR 10.32 (low).

On October 10, 2003, the NYSE put us on the “late filers” list, with an “LF” posted on our Market Data Page, as a result of our failure to file with the SEC by June 30, 2003 this annual report on Form 20-F for the fiscal year ended December 29, 2002.

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

Organization and Register

We were founded in 1887 and were incorporated as a limited liability company under the laws of The Netherlands by notarial deed dated April 29, 1920. We are registered with the Trade Register of the Chamber of Commerce and Industry for Amsterdam, Zaanstreek office under No. 35000363.

Purpose and Object

Pursuant to Article 2 of our Articles of Association, our objects are:

“to incorporate or join others in incorporating companies and enterprises, to participate in companies and enterprises, to finance—including the giving of guarantees and acting as surety for the benefit of third parties as security for liabilities of companies and enterprises with which the Company is joined in a group or in which the Company owns an interest or with which the Company collaborates in any other way—to conduct the management of and to operate enterprises engaged in the wholesale and retail trade in consumer and utility products and enterprises that produce such products, restaurants and enterprises engaged in rendering services, including all acts and things which relate or may be conducive thereto in the broadest sense, as well as to incorporate, to participate in, to conduct the management of and, as the case may be, to operate enterprises of any other kind.”

Our Articles of Association set forth certain aspects governing our organization and governance and are incorporated by reference in this annual report. The current text of our Articles of Association is available to the public at the Trade Register of the Chamber of Commerce and Industry for Amsterdam, Zaanstreek office, and at our Corporate Office located at Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands.

Share Capital

For a description of our share capital, please see Item 9 “The Offer and Listing” and Note 21 to our consolidated financial statements included in Item 18 of this annual report. Under this section ”Memorandum and Articles of Association,” “share” refers collectively to cumulative preferred shares, cumulative preferred financing shares and common shares, unless otherwise stated.

Issue of Additional Shares and Pre-emptive Rights

Shares may be issued pursuant to a resolution of the General Meeting of Shareholders on a proposal of the Corporate Executive Board and subject to the approval of the Supervisory Board, or, if the Corporate Executive Board has been delegated this authority by the General Meeting of Shareholders, pursuant to a resolution of the Corporate Executive Board subject to the approval of the Supervisory Board. A resolution of the General Meeting of Shareholders to issue shares or to authorize the Corporate Executive Board to do so is subject also to the approval of each class of shares whose rights are adversely affected by the proposed issuance or delegation. The authority to issue our shares may be delegated for a maximum period of five years.

The Corporate Executive Board has been delegated this authority by the General Meeting of Shareholders with respect to:

•	(i) the issuance of and/or the granting of rights to subscribe for all common shares that, at the time of issuance or at the time of the granting of the rights, have not yet been issued (this delegation is valid through the date of the annual General Meeting of Shareholders to be held in 2004) and (ii) to restrict or exclude the pre-emptive rights of holders of common shares upon the issuance of common shares and/or upon the granting of rights to subscribe for common shares (this delegation is valid through the date of the annual General Meeting of Shareholders to be held in fiscal 2004);

•	the issuance of and/or the granting of rights to subscribe for all cumulative preferred shares that, at the time of the issuance or at the time of the granting of rights, have not yet been issued (this delegation is valid through the date of the annual General Meeting of Shareholders to be held in fiscal 2004); and

•	the issuance of and/or the granting of rights to subscribe for cumulative preferred financing shares of any series up to a total nominal amount that, at the time of the issuance and/or granting, corresponds to 25% of the total issued capital excluding cumulative preferred shares (this delegation is valid through October 9, 2005).

Resolutions by the Corporate Executive Board on the basis of the delegations to issue shares are subject to the approval of the Supervisory Board.

Holders of common shares have a pre-emptive right to purchase common shares upon the issuance of new common shares in proportion to the aggregate amount of their existing holdings of our common shares. According to our Articles of Association, this pre-emptive right does not apply in respect of:

•	any issuance of shares to our employees or employees of a group company (groepsmaatschappij); and

•	shares which are issued against payment in kind.

Pre-emptive rights may be restricted or excluded by resolution of the General Meeting of Shareholders. The reasons underlying a proposal for such a resolution and the determination of the intended issue price must be explained in writing. If the Corporate Executive Board has been designated as the corporate body authorized to issue common shares, the General Meeting of Shareholders may also designate by resolution the Corporate Executive Board for a period not exceeding five years as the corporate body authorized to restrict or exclude pre-emptive rights. The Corporate Executive Board has been delegated this authority as described above.

The adoption of resolutions at the General Meeting of Shareholders to restrict or exclude pre-emptive rights and to delegate this authority requires a majority of at least two-thirds of the votes cast, if less than one-half of the issued and outstanding capital is represented. If at least half of the issued and outstanding capital is represented at the meeting, only a simple majority of the votes cast is required.

Liquidation

In the event of our dissolution and liquidation, the assets remaining after satisfaction of all our debts will be distributed in accordance with the provisions of Dutch law and our Articles of Association in the following order:

(1)	to the holders of cumulative preferred shares, the nominal amount or the amount paid thereon, if lower, as well as any dividends in arrears and dividends over the current dividend period until the date of payment of liquidation proceeds;

(2)	to the holders of cumulative preferred financing shares, the nominal amount and share premium paid on these shares, as well as any dividends in arrears and dividends over the current dividend period until the date of payment of liquidation proceeds;

(3)	to the holders of common shares, the nominal amount of these shares, as well as their proportional share in the common shares share premium account; and

(4)	to the holders of founders’ shares, 10% of the balance remaining after the distributions mentioned above have been made and after the amounts of the general reserves and profit reserves created since December 31, 1961 have been deducted in accordance with the relevant provisions of the Articles of Association.

Any balance remaining after all of the above distributions shall be for the benefit of the holders of our common shares in proportion to the aggregate nominal value of common shares held by each of them.

General Meeting of Shareholders

General Meetings of Shareholders are held in the municipalities of Zaanstad, Amsterdam, The Hague, Rotterdam, Utrecht, Amersfoort or Haarlemmermeer.

Each fiscal year, in the month of June at the latest, we must convene an annual General Meeting of Shareholders, although additional extraordinary General Meetings of Shareholders may be held. The agenda for the annual General Meeting of Shareholders must contain certain subjects as specified in our Articles of Association, including, among other subjects, the adoption of the annual accounts, the discharge of the members and deputy members of the Corporate Executive Board and the members of the Supervisory Board for the relevant fiscal year and the appropriation of that part of our profits that is at the disposal of the General Meeting of Shareholders.

The Articles of Association provide for two alternative procedures for determining who may attend our General Meetings of Shareholders and vote.

If the Corporate Executive Board does not decide to use the procedure described below, shareholders must deposit their shares within the timeframe specified in the notice calling the meeting and sign the register of attendance. Shareholders may deposit their shares either by depositing their share certificates or a written proxy with us, or by providing us a written statement from a bank to the effect that it will hold their share certificates in deposit until after the General Meeting of Shareholders has been held or to the effect that shares are part of a “depot” within the meaning of the Dutch Giro Securities Transfer Act (Wet giraal effectenverkeer) and that they will remain in the shareholders’ name until after the General Meeting of Shareholders has been held.

Alternatively, the Corporate Executive Board may determine that a person may only attend a General Meeting of Shareholders if at a certain time on a record date chosen by the Corporate Executive Board such person is a shareholder or a person who is on another basis entitled to attend General Meetings of Shareholders. To attend, a person must also be registered in a register designated for this purpose by the Corporate Executive Board and the keeper of the register must, at such person’s request, have given us written notice prior to the General Meeting of Shareholders that such person intends to attend the General Meeting of Shareholders regardless of who might at the time of this meeting be a shareholder or a person who is on another basis entitled to attend the General Meeting of Shareholders. The requirement that prior written notice be given of attendance also applies to holders of written proxies. The record date cannot be set earlier than a designated time on the seventh day and not later than a designated time on the third day prior to the date of the General Meeting of Shareholders.

Members and deputy members of the Corporate Executive Board and members of the Supervisory Board may attend a General Meeting of Shareholders. In these meetings, they have an advisory vote. The chairman of the meeting may decide to admit other persons to a General Meeting of Shareholders.

According to our Articles of Association, shareholders who individually or together represent at least 10% of our issued capital can request an extraordinary General Meeting of Shareholders to be called to address specific subjects. Our Articles of Association also provide that shareholders may propose subjects to be included in the agenda for a General Meeting of Shareholders if they individually or together hold 1% of our issued capital.

Shareholders must submit such a request at least 60 days before the date of the General Meeting of Shareholders. Requests will be honored unless, in the opinion of our Corporate Executive Board and our Supervisory Board, such requests would prejudice important interests of the Company.

Our Corporate Executive Board must obtain the approval of the General Meeting of Shareholders for certain matters relating to our legal and capital structure. This includes amendments to our Articles of Association and our dissolution and the repurchase of our own outstanding shares. Shareholder approval is also necessary if existing shareholders’ pre-emptive rights are to be excluded or restricted in connection with a new share issuance (except, as discussed above, where this authority has been delegated to our Corporate Executive Board).

Voting Rights

Each share in our capital is entitled to one vote for each EUR 0.25 of par value.

Subject to certain exceptions provided by Dutch law or our Articles of Association, resolutions are passed by a simple majority of votes cast. A proposal to amend the Articles of Association that would change the rights vested in the holders of shares of a particular class requires the prior approval of a meeting of that particular class. Among other types of resolutions, a resolution of the General Meeting of Shareholders to amend the Articles of Association or to wind up our operations may only be adopted upon a proposal of our Corporate Executive Board that has been approved by our Supervisory Board.

No votes may be cast at a General Meeting of Shareholders in respect of shares that are held by us or any of our subsidiaries. For the purpose of determining how many shareholders are voting and are present or represented, or how much of the capital is provided or represented at a General Meeting of Shareholders, such shares are not taken into account.

The holders of our common shares are entitled to one vote per share. There are no limitations, either under Dutch law or in our Articles of Association, on the right of non-residents of The Netherlands or foreign owners to hold or vote our common shares, other than those also imposed on residents.

Holders of cumulative preferred financing shares are entitled to one vote per share and are entitled to vote upon the same matters as the holders of common shares. All outstanding cumulative preferred financing shares have been issued to the Administratiekantoor. The objectives of the Administratiekantoor, a non-membership organization organized under the laws of The Netherlands, are, among other things, to acquire and hold cumulative preferred financing shares in our share capital against the issue of depositary receipts, as well as to exercise all voting rights attached to these shares. The board of the Administratiekantoor has five members: three A members, one B member and one C member. The board itself appoints persons to vacancies for the A positions. The B member is appointed by our General Meeting of Shareholders on the basis of a binding proposal of one or more persons made by the board of the Administratiekantoor. However, the General Meeting of Shareholders may at all times overrule the binding nature of such a proposal by a resolution adopted by at least a two-thirds majority of votes cast, if such majority represents more than half of the issued share capital. The C member is appointed by the general meeting of the holders of depositary receipts issued by the Administratiekantoor on the basis of a binding proposal of one or more persons made by the board of the Administratiekantoor. However, the general meeting of depositary receipt holders may at all times overrule the binding nature of such a proposal by a resolution adopted by at least a two-thirds majority of votes cast, if such majority represents more than half of the depositary receipts issued. As of October 6, 2003, the members of the board of the Administratiekantoor were S. Bergsma (A member), J.R. Schaafsma (A member), J.L. Bouma (A member), C.W.H. Brüggemann (B member), and H.H. Schotanus à Steringa Idzerda (C member). Holders of depositary receipts may attend the General Meeting of Shareholders, but may not vote in this meeting. The voting rights on the underlying shares may be exercised by the Administratiekantoor.

Holders of cumulative preferred shares are entitled to 2,000 votes per share. As of the date of this annual report, no cumulative preferred shares were outstanding.

Holders of ADRs will receive notice from the Depositary whenever the Depositary receives notice of a General Meeting of Shareholders or solicitation of consents or proxies of holders of common shares. The Depositary will provide a statement that the owners of ADRs as of the close of business on a specified record date will be entitled to instruct the Depositary as to the exercise of any voting rights represented by their ADRs.

Upon the written request of an owner of an ADR, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of common shares represented by the ADRs in accordance with the instructions set forth in the request. The Depositary will not vote shares other than in accordance with such instructions. If the Depositary does not receive instructions from any owner on or before the date established by the Depositary for such purpose, the Depositary will deem the owner to have instructed the Depositary to give a discretionary proxy to a person designated by us for such deposited securities. The Depositary will then give a discretionary proxy to that person to vote such deposited securities.

Form and Transfer of Shares

The common shares are issued in bearer or registered form, at the option of the shareholder. Common shares in bearer form may be exchanged for common shares in registered form, or vice versa, at any time, upon written request to our Corporate Executive Board.

Common shares held in bearer form are evidenced by share certificates. The Corporate Executive Board will determine the number of common shares in bearer form that may be represented by one certificate. For registered common shares, share certificates may also be issued. Share certificates which are issued for bearer shares can be obtained in the form of a share certificate with a simplified dividend sheet without dividend coupons or vouchers (“CF-certificates”), or in any other form determined by the Corporate Executive Board. However, in order for common shares to be traded on Euronext Amsterdam, they must be in the form of bearer CF-certificates and be held through approved custodians.

The names and addresses of holders of registered shares are entered in the shareholders’ registers for each class of shares, which registers are maintained by us and kept at our offices. These registers also indicate the number of shares held by each shareholder, the class and number of their shares, the amount paid up on each share, and, in respect of each cumulative preferred financing share, the premium paid on that share. The registers also indicate whether any share certificate has been issued and include the names and addresses of persons who possess certain ownership rights (e.g., usufruct) or a right of pledge in respect of such shares. On request of the shareholder, a usufructary or a pledgee, we are required to provide without charge an extract from the register of shareholders in respect to its rights to any registered share. The registers are available at our Corporate Office in Zaandam, The Netherlands, for inspection by shareholders, as well as usufructaries and pledgees insofar as the voting rights attached to the shares have been granted to them. Any part of a register kept outside The Netherlands in compliance with laws or stock exchange regulations in the foreign jurisdiction concerned, however, is not available for inspection at our Corporate Office.

Transfer of a registered share in our capital requires an instrument of transfer and, if we are not a party to the transfer, a written acknowledgment by us of the transfer. The acknowledgment must be made on the instrument of transfer, or by a dated statement on the instrument of transfer, or on a copy or extract thereof certified by a civil law notary or bailiff (deurwaarder) to be a true copy or extract of the instrument of transfer. If the transfer concerns shares not fully paid, the acknowledgement by Ahold can only be made if the instrument of transfer bears a fixed date. Service by a bailiff (deurwaarder) of the instrument of transfer or of such copy or extract on us is considered to have the same effect as an acknowledgment by us of the transfer. In addition, if a share certificate has been issued for a registered share, the corresponding share certificate must be surrendered to us. We may then acknowledge the transfer by way of endorsement of the share certificate or by replacing the share certificate with a new share certificate issued in the name of the transferee.

Every transfer of cumulative preferred shares and cumulative preferred financing shares (subject to certain exceptions) requires the approval of our Corporate Executive Board. Requests for approval must be made in writing and must specify the name and address of the proposed transferee and the price or other consideration which the proposed transferee is willing to pay or give. The Corporate Executive Board may withhold its approval provided it designates one or more buyers who are willing to purchase the cumulative preferred shares and/or cumulative preferred financing shares for cash, at a price to be agreed upon between the transferor and our Corporate Executive Board within two months after the buyers have been designated. The Articles of Association contain procedures to determine the price in the event that no agreement is reached between the transferor and our Corporate Executive Board within this time frame. If the transferor does not receive any notice from us rejecting the request for approval of the intended transfer within three months from the receipt thereof by us, the approval shall be deemed to have been granted.

Repurchase by Ahold of Its Own Shares

We may acquire fully paid shares of any class in our capital for no consideration at any time, or, subject to certain provisions of Dutch law and the Articles of Association, if:

(i)	our shareholders’ equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-up capital and any reserves required by Dutch law or the Articles of Association; and

(ii)	we and our subsidiaries would thereafter not hold shares with an aggregate nominal value exceeding 10% of our issued share capital.

Any shares held by us or our subsidiaries in our own capital may not be voted.

An acquisition by us of shares in our capital of any class must be approved by resolution of our Corporate Executive Board, subject to the approval of our Supervisory Board. Shares in our own capital may only be acquired if the General Meeting of Shareholders has authorized our Corporate Executive Board to do so. Such authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. No such authority is required for the acquisition by us of fully paid shares in our own capital for the purpose of transferring these shares to our employees or employees of a group company pursuant to an employee stock (option) plan, provided the shares are quoted in the official price list of a stock exchange. Our Corporate Executive Board has been authorized to acquire shares through November 6, 2003, subject to the approval of our Supervisory Board. As of the date of this annual report, we have not acquired any shares under this authorization.

Change of Control

For a discussion on the possible effect that the issuance of cumulative preferred shares may have on delaying, deferring or preventing a change of control, please see Item 7 “Major Shareholders and Related Party Transactions” and Note 21 to our consolidated financial statements included in Item 18 of this annual report.

Notification of Interest in Ahold Shares

For a discussion of Dutch law provisions, including the Disclosure Act and the Securities Trade Act, which govern disclosure of shareholder ownership, voting rights held and transactions effected, please see Item 7 “Major Shareholders and Related Party Transactions—Significant Ownership of Voting Shares, Including Cumulative Preferred Financing Shares.”

Board Practices

For a discussion of Board Practices, please see Item 6 “Directors, Senior Management and Employees.”

Large Company Regime in The Netherlands

Substantial parts of our business in The Netherlands are subject to a Dutch statutory governance regime. Pursuant to this Large Company regime (structuurregime), among other consequences, certain powers shift from the general meeting of shareholders to the supervisory board. This differs from a regular Dutch limited liability company where the general meeting of shareholders has the authority to appoint members of the supervisory board and the management board, where the general meeting of shareholders has the authority to adopt the annual accounts, and where certain management board resolutions are not mandatorily subject to supervisory board approval. The regime as it currently applies to a substantial part of our Dutch business is described below, as is a proposed new bill that will have a substantial impact on the Large Company regime.

Ahold Nederland B.V.

On May 18, 2001, the General Meeting of Shareholders approved an amendment to our Articles of Association abolishing the Large Company regime to which Koninklijke Ahold N.V. was subject voluntarily. As a consequence of the abolition of the Large Company regime at the level of the Company, Dutch law required us to implement a so-called mitigated Large Company regime at the level of one of our Dutch subsidiaries. Many Dutch multinationals use this structure for their Dutch operations. Accordingly, on December 3, 2001, we established this regime at the level of our wholly-owned subsidiary, Ahold Nederland B.V. (“Ahold Nederland”), which is the indirect parent company of Albert Heijn, Etos and Gall & Gall and certain other of our Dutch subsidiaries.

Pursuant to the mitigated Large Company regime, Ahold Nederland has established a management board and a supervisory board. The supervisory board consists of three members, two of whom are affiliated with Ahold. The supervisory board is charged with advising the management board and supervising the policies of the management board and the general course of business of Ahold Nederland. In exercising its duties, the supervisory board must act in the best interests of Ahold Nederland and its business enterprise. Certain decisions of the management board are subject to approval by the supervisory board, including the issuance of shares, the entering into or termination of long term co-operation arrangements with third parties, the amendment of the articles of association of Ahold Nederland and certain significant investments and divestments. The supervisory board may suspend members of the management board.

Members of the supervisory board are appointed for a minimum of four years, and any vacancies are filled by appointments made by the current members of the supervisory board, subject to rights of recommendation by the general meeting of shareholders, the competent works council and the management board, and rights of objection by the general meeting of shareholders and the competent works council.

The management board is appointed by the general meeting of shareholders, which is formed currently by us as sole shareholder, which also determines the number of members of the management board. The management board of Ahold Nederland currently consists of one member, Koninklijke Ahold N.V. The general meeting of shareholders determines the remuneration of the management board and must adopt the annual accounts.

Our rights as Ahold Nederland’s sole shareholder should be strengthened in many respects by the new bill, which proposes various changes to Dutch company law. For a discussion of changes proposed by this bill, please see “Proposed Changes to Dutch Company Law” below.

Schuitema

Schuitema, which is listed on Euronext Amsterdam, is subject to the full Large Company regime. As a consequence, Schuitema has established a management board and a supervisory board. The supervisory board appoints its own members according to a procedure in which influence can be exercised by not only the general meeting of shareholders, but also by the works council. In addition, the supervisory board is vested with the authority to approve a number of important management board resolutions, the authority to appoint the members of the management board and to adopt the annual accounts, which are subsequently submitted for approval by the general meeting of shareholders. The supervisory board may also subject additional decisions of the management board to its approval.

The supervisory board is charged with advising the management board and supervising the policies of the management board and the general course of business of Schuitema. In exercising its duties, the supervisory board must act in the best interests of Schuitema and its business enterprise. The supervisory board may suspend members of the management board.

Members of the supervisory board are appointed for a term of four years, and any vacancies are, in principle, filled by appointments made by the current members of the supervisory board. Only natural persons can be members of the supervisory board.

Pursuant to arrangements between Ahold and Schuitema, until March 31, 2003, Ahold was entitled to terminate or mitigate the full Large Company regime after having had intensive consultations with the supervisory board and management board of Schuitema and taking into account the perception of independence of Schuitema in the market. No prior approval of Schuitema was required for a decision by Ahold to terminate the Large Company regime. Pursuant to the agreement, we were entitled to two seats on the then five person Schuitema supervisory board, with the right to nominate a third neutral person to serve as chairman.

Effective March 31, 2003, a new shareholders’ agreement between Ahold and Schuitema has come into effect, enhancing the influence of Schuitema’s supervisory board in the decision to terminate or mitigate the full Large Company regime.

Our rights as a shareholder of Schuitema should be strengthened by the new bill proposing various changes to Dutch company law. For a discussion of changes proposed by this bill, please see “Proposed Changes to Dutch Company Law” below.

Proposed Changes to Dutch Company Law

On September 9, 2003, the Second Chamber of the Dutch Parliament voted in favor of a bill proposing substantial changes in Dutch company law. The bill will become effective only after the First Chamber of Dutch Parliament gives its approval. This is expected to take place in the next few months, which means that, if approved, the bill’s provisions may become effective in early fiscal 2004. Below are certain key elements of the bill applying to us:

•	Important Corporate Executive Board decisions must be approved by shareholders. Resolutions of the Corporate Executive Board leading to an important change in our identity or character will require the approval of the General Meeting of Shareholders. This applies to resolutions in respect of:

(i)	the transfer of most or all of our business;

(ii)	the entry into or termination of any long-term cooperation arrangement (including joint ventures); and

(iii)	the acquisition or disposal of participations, with a value of at least one-third of our balance sheet total as per our most recently adopted annual accounts.

•	Shareholders must adopt a remuneration policy for members of the Corporate Executive Board. The new bill will require us to establish a policy in respect of the remuneration of the members of our Corporate Executive Board. This policy must be adopted by the General Meeting of Shareholders. The policy will include all aspects of remuneration (including bonuses, stock options and severance payments). The adherence to the policy must be supervised by our Supervisory Board.

•	Option and share plans for members of the Corporate Executive Board must be approved by the General Meeting of Shareholders. The plans must contain a maximum on the number of shares and options that may be granted to members of the Corporate Executive Board and must include all applicable criteria. The grant of options or shares to individual members of the Corporate Executive Board does not require the approval of the General Meeting of Shareholders.

•	Holders of 1% of our issued share capital or shares representing a value of at least EUR 50 million may place items on the agenda. Shareholders representing individually or jointly at least 1% of our issued capital will have the right to put items on the agenda for a General Meeting of Shareholders. As we are a listed company, our shareholders individually or jointly representing a market value of at least EUR 50 million will have the same right. The Corporate Executive Board may refuse to put an item on the agenda only if it would prejudice our vital interests.

•	The general meeting of shareholders of Large Company regime companies will be given increased powers. Under the bill, which contains a detailed and complicated amendment to the Large Company regime, we will have increased influence over the supervisory boards of Schuitema and Ahold Nederland. We will be able to appoint members to these supervisory boards on the basis of a nomination by the relevant supervisory board, which we will be able to override, forcing the supervisory board to propose one or more new candidates, although, in the case of Schuitema, we will still be subject to our agreement on appointment of members to the supervisory board. We will be able to dismiss the entire supervisory board of Schuitema and Ahold Nederland.

On March 10, 2003 the Dutch government commissioned a committee known as the Tabaksblat Committee to conduct a review of corporate governance in The Netherlands. On July 1, 2003, the Tabaksblat Committee published a draft corporate governance code. Since then, interested parties have been able to submit comments on the draft code. Many companies and organizations have done so. The final version of the code is expected to be published in December 2003. Although some of the proposals in this draft code have been incorporated in the proposed new bill discussed above, including a provision that allows rules to be issued by regulating authorities to require disclosure in the annual report as to the extent to which a company complies with this code, the Dutch government is waiting for the final version of the code before initiating a further debate on its implications for Dutch company law and Dutch corporate governance.

Material Contracts

Other than as described herein, we were not party to any material contracts, outside of our ordinary course of business, during fiscal 2002 or fiscal 2001.

2003 Credit Facility

On March 3, 2003, we entered into the 2003 Credit Facility with ABN AMRO, Goldman Sachs International, ING Bank, J.P. Morgan PLC and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank Nederland), which provides for aggregate credit of up to EUR 600 million and USD 2.2 billion.

The Facilities

The 2003 Credit Facility, as amended, provides for the following three facilities:

•	Euro Facility: a EUR 600 million 364-day senior secured revolving credit facility made available to Albert Heijn with a final maturity date of February 23, 2004 (the “Euro Facility”);

•	Dollar Facility: a USD 1.8 billion 364-day revolving credit facility made available to Stop & Shop with a final maturity date of February 23, 2004. The dollar facility is split into (i) a USD 885 million senior secured facility (the “Secured Facility”) and (ii) a USD 915 million senior unsecured facility (the “Unsecured Facility”); and

•	Letter of Credit Facility: a USD 400 million secured letter of credit facility made available to Stop & Shop with a final maturity date of February 23, 2004 (the “Letter of Credit Facility”).

Borrowings under the 2003 Credit Facility may be used to repay intercompany indebtedness to Croesus, refinance intercompany indebtedness owed to us (subject to a minimum threshold), fund intercompany loans to us and for working capital purposes. Letters of credit may be used for general corporate purposes only. We are required to make mandatory prepayments on the 2003 Credit Facility, in the amount of any net proceeds received, upon the occurrence of certain events, including debt or equity issuances and the disposal of certain assets or businesses (with the exception of, among others, the sale of accounts receivable pursuant to the existing accounts receivable securitization programs and disposals of assets not exceeding EUR 50 million for any single transaction or EUR 150 million in aggregate (other than in the case of disposals made by Stop & Shop or Albert Heijn for which prepayment is always mandatory)).

As of October 3, 2003, the following amounts were drawn under the Euro Facility, the Secured Facility and the Letter of Credit Facility, respectively: (1) EUR 600 million, currently bearing an interest rate of EURIBOR plus 3.25% of interest (5.36%); (2) USD 750 million, currently bearing an interest rate of LIBOR plus 3.25% (4.37%); and (3) USD 353 million of letters of credit with a current fee of 3.25% per annum. Loans under the 2003 Credit Facility mature at the end of their respective interest periods (currently biweekly) subject to being reborrowed upon their maturity until the final maturity of the 2003 Credit Facility on February 23, 2004.

Guarantees

All obligations under the Secured Facility, the Unsecured Facility and the Letter of Credit Facility are jointly and severally guaranteed by us and most of our large U.S. subsidiaries (other than Stop & Shop, which is the borrower under these facilities) including, among others, BI-LO, Tops and Giant-Carlisle. All obligations under the Euro Facility are jointly and severally guaranteed by us, Stop & Shop, Ahold Nederland, Simon de Wit B.V. and Levensmiddelenindustrie Ahold B.V. (collectively with the companies guaranteeing the Secured Facility, Unsecured Facility and Letter of Credit Facility, the “Obligors”).

Interest Rate and Fees

The 2003 Credit Facility carries an initial interest rate of LIBOR (or EURIBOR for Euro-denominated borrowings) plus a margin of 3.25%, which margin is subject to a ratings ratchet that could increase the margin to 4.00% if our corporate credit rating is further downgraded (to B+ (S&P)/B1 (Moody’s) or lower) or if no rating is assigned to us, and could decrease the margin to 1.00% if our rating becomes investment grade (BBB- (S&P)/Baa3 (Moody’s) or higher). We are required to pay fees of 3.25% per annum on the outstanding amount of each letter of credit, subject to the same ratings ratchet discussed above.

Covenants

The 2003 Credit Facility contains customary covenants that place restrictions on the incurrence of debt, the payment of dividends, the sale of assets, mergers, liens, sale-leaseback transactions, capital expenditures, acquisitions and investments and require us to maintain a 2.25:1.00 ratio of adjusted operating income to net interest expense. This ratio will be tested at the end of each financial quarter by taking an average of the ratios calculated for the four financial quarters last ended. No Obligor, without the consent of a majority of the lenders, may, among other things, declare any dividend on any class of its share capital, or repay or distribute any share premium except by Obligors (other than the borrowers under the 2003 Credit Facility) to other guarantors or a payment of dividend in kind by the Company.

In addition, our capital expenditures, plus acquisitions, are limited to the capital expenditure budget approved by the lenders until the date on which the Unsecured Facility is repaid or cancelled in full and from the date on which the Unsecured Facility is repaid or cancelled in full, to 110% of our approved capital expenditure budget. For fiscal 2003, our permitted capital expenditures amount to EUR 2.1 billion. We may only dispose of assets to a third party if at least 80% of the consideration we receive is cash and such sales proceeds are used to pay down the 2003 Credit Facility, subject to a minimum threshold of EUR 50 million for any transaction or EUR 150 million in the aggregate. The 2003 Credit Facility does not affect the ability of the Sellers to dispose of receivables under their respective accounts receivable securitization programs.

We have obtained agreement from the lenders that the quarterly certificates of compliance with the above mentioned ratios will not be required until pertinent financial information is available. We also believe that it will be necessary to reach an agreement with the lenders as to a new methodology on which to base these financial ratio calculations in light of our accounting for the deconsolidation of joint ventures.

Events of Default

The 2003 Credit Facility contains customary events of default, including, without limitation, payment defaults, breach of representations and warranties, covenant defaults, cross-default and cross-acceleration. If an event of default occurs, the lenders are entitled to accelerate the amounts owing under the 2003 Credit Facility and to take all other actions permitted to be taken by a secured creditor.

Ranking

The 2003 Credit Facility is, to the extent secured, senior to existing unsecured third-party debt and, to the extent unsecured, pari passu with existing unsecured third-party debt. However, borrowings under the Unsecured Facility would be structurally senior to all our other debt and all our subsidiaries’ debt (other than Schuitema and its subsidiaries) under which any of the Obligors are not obligors to the extent of the assets of the Obligor.

Security

The Euro Facility, the Secured Facility and the Letter of Credit Facility are secured by (a) shares in our Dutch subsidiaries, Schuitema (as to 73.2% only), Ahold Nederland, Simon de Wit B.V., Albert Heijn, Levensmiddelenindustrie Ahold B.V., Etos and Gall & Gall; (b) shares in our U.S. subsidiaries, Stop & Shop, Giant-Carlisle, Tops, Ahold U.S.A. Holdings, Inc., Giant of Maryland LLC, BI-LO, Ahold USA, Croesus, Ahold Americas Holdings, Inc., S&S Brands, Inc.; (c) security over certain intellectual property rights of Albert Heijn, (d) security over certain intellectual property rights connected with the name “Stop & Shop,” and (e) subject to certain exceptions, security over Dutch and U.S. intercompany receivables owed to each Obligor.

Prior Facilities

On July 18, 2002, we entered into the 2002 Credit Facility bearing an interest rate of LIBOR (or EURIBOR for Euro-denominated borrowings) plus an applicable margin. The applicable margin was determined by (i) our most recent credit rating as published by Moody’s or S&P, and (ii) which tranche of the facility, A or B, was utilized (tranche A of USD 500 million, permitting borrowings with a maximum term of one year with a margin ranging from 0.30% to 0.425%, or tranche B of USD 1.5 billion, permitting borrowings with a maximum term of five years with a margin ranging from 0.35% to 0.50%. The applicable interest at fiscal year-end 2002 was LIBOR plus 0.35% for the outstanding drawings under tranche A and LIBOR plus 0.40% for the outstanding drawings under tranche B. The 2002 year-end outstanding borrowings were USD 80 million, with an additional USD 150 million utilized for letters of credit. When the USD 2 billion facility was replaced by the 2003 Credit Facility on March 3, 2003, the outstanding borrowings were USD 550 million.

Prior to entering into the 2002 Credit Facility, our primary lines of credit were a USD 1 billion, seven-year multi-currency revolving credit facility entered into in December 1996 and an additional USD 500 million, four-year standby multi-currency revolving credit facility entered into in March 1998. The USD 1 billion and the USD 500 million facilities were retired and expired, respectively, and replaced by the 2002 Credit Facility.

Accounts Receivable Securitization Programs

The Sellers participate in two separate accounts receivable securitization programs. Under the Receivables Agreements, these subsidiaries sell, on a revolving basis, their eligible trade receivables to the Receivables Companies. Simultaneously, the Receivables Companies transfer, assign and convey all of their present and future right, title and interest in the receivables to two non-consolidated qualifying special purpose entities (the “Master Trusts”). In return for the receivables transferred, the Receivables Companies receive cash and certificates representing fractional, undivided interests in the Master Trusts, subordinate to the interest of third-party investors. Additional certificates, also representing fractional, undivided interests in the Master Trusts, are sold at a discount to third-party investors in exchange for cash. The interests purchased by third-party investors include both variable investment certificates, which may be increased up to a maximum purchase limit of USD 695 million, and USD 300 million term investment certificates, aggregating to a maximum purchase limit of USD 995 million. The purchasers of the variable certificates are generally either commercial paper conduits, who may choose to increase the amount invested in a certificate, or banks or other financial institutions who commit, subject to certain conditions, to fund increases in respect of the certificates for a committed period of time. The transferable term certificates were sold in reliance on Rule 144A to qualified institutional buyers in July 2000 and are scheduled to expire in June 2005.

As of fiscal year-end 2002 and fiscal year-end 2001, the Master Trust sold USD 862 million (EUR 826 million) and USD 870 million (EUR 985 million), respectively, of its interests under the Receivables Agreements to third-party certificate holders. The costs associated with the sale of interests in the Master Trusts are based on existing markets for A-1+/P-1 asset backed commercial paper rates in respect of sales to commercial paper conduits and LIBOR plus fees and expenses in respect of purchasers other than commercial paper conduits and ranged between 1.30% and 1.88% annually during fiscal 2002. Because commercial paper conduit purchasers of variable certificates have no commitment to maintain the funding of their purchases of interests in the Master Trusts, in the event these purchasers refuse or are unable to fund the purchase of the Master Trusts interest with commercial paper, the costs associated with the sale of such interests to the alternative committed purchasers will be based upon the sum of LIBOR and an additional amount based on our then-current credit rating. Our retained interest in the assets of the Master Trusts as of fiscal year-end 2002 and fiscal year-end 2001, was approximately USD 251 million (EUR 240 million) and USD 198 million (EUR 224 million), respectively. This retained interest, which we include in the accounts receivable balance reflected in the consolidated balance sheets, is recorded at estimated fair value and approximates the carrying amount of the retained interests because of the immediate or short-term maturity of the assets underlying the certificates. Further, the fair value of the retained interest is not significantly affected by changes in the discount rate assumption used in the fair value assessment because of the short-term nature, approximately 30 days, of the underlying receivables. The fair value of the retained interests in the assets of the Master Trusts is reviewed on an ongoing basis for outstanding and newly securitized receivables.

We received proceeds from the collection under the Receivables Agreements of USD 16.2 billion (EUR 15.5 billion) and USD 10.7 billion (EUR 12.1 billion) in fiscal 2002 and fiscal 2001, respectively. Losses, primarily representing interest, in the form of discounts on the sales price received on each receivable sold, totaled EUR 18.2 million and EUR 22.6 million in fiscal 2002 and fiscal 2001, respectively, and are included in the consolidated statements of operations under the caption “Other financial income and expenses.” The Servicers retain responsibility for the servicing of the receivables in return for a servicing fee pursuant to the Receivables Agreements. No servicing asset or liability has been recorded because the fees we receive for servicing the receivables approximate the related cost.

In connection with the accounts receivable securitization programs, we have entered into guarantee agreements pursuant to which we have agreed to guarantee some of the obligations of the Sellers and the Servicers (including compliance with the terms of the Receivable Agreements relating to selection and servicing of receivables). However, we do not guarantee payment on any receivable sold to the Master Trust in accordance with the Receivables Agreements or repayment of the certificates. Our obligations under the guarantee are not currently quantifiable and are contingent in nature.

The sole purpose of the Master Trusts is to facilitate the purchases of the trade receivables originated by the Sellers by various third-party investors. The only assets of the Master Trusts are the receivables purchased that are still outstanding at year-end, cash collected from the assets that they hold and highly liquid investments purchased with that cash pending permitted distribution to holders of beneficial interests in the Master Trusts. The obligations of the Master Trusts equal the invested amount of certificate holders, including the accrued return for the current return period, and the fair value of the residual interests sold to us.

Due to the nature of the issues announced on February 24, 2003, and their potential impact on compliance with certain provisions in the portions of the Receivables Agreements related to variable certificate investments as described in Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources” of this annual report, the Receivables Agreements were amended in March 2003 to, among other things, include a financial covenant that our average four quarter rolling interest coverage ratio not be lower than 2.25. We further amended the portions of the Receivables Agreements related to variable certificate investments to lower the aggregate maximum purchase limit of third-party variable certificate investments in the Master Trusts to USD 490 million, primarily in response to a contraction in the aggregate pool of receivables available for sale to the Master Trusts under the Receivables Agreements and to extend the termination date of those portions of the Receivables Agreements until December 5, 2003. We intend to extend further the termination date of those portions of the Receivables Agreements for at least an additional two months, while some of the variable certificate investors have committed to extend their investments until February 2004. In addition to the changes described above, in June 2003, one of the variable certificate investors under the programs was replaced by banks that had in March 2003, committed to providing us with a USD 450 million back-up investment commitment to support the variable certificate investment amounts outstanding at that time. Subsequent to this replacement, USD 220 million remains available to us under the back-up investment commitment.

During fiscal 2002, the above described transfer of all trade receivables and the subsequent conveyance of our interest in those receivables to the Master Trusts qualified as a sale in accordance with US GAAP and Dutch GAAP. Accounts receivable sold under these arrangements are excluded from the accounts receivable in the consolidated balance sheet. As a result, for fiscal 2002 and the first quarter of fiscal 2003, we did not consolidate the Master Trusts. On July 10, 2003, the agreement related to the receivables sale participated in by USF was amended and restated such that the applicable Master Trust will qualify as a subsidiary. We therefore became required to consolidate that Master Trust beginning with the second quarter of fiscal 2003. Accounting for special purpose entities under US GAAP is currently under review by FASB. We are unable to determine at this time the impact that this review will have on our financial position or results of operations.

Exchange Controls

Currently, there are no limitations, other than those described under “Taxation” below in this Item 10 regarding the payment of dividends by us to non-residents of The Netherlands or any other payments to or from non-resident holders of our securities.

The existing laws and regulations of The Netherlands impose no limitations on non-resident or foreign owners with respect to holding or voting common shares other than those also imposed on resident owners. Our Articles of Association do not impose any limitation on (1) remittances to or from abroad regarding dividends or capital or (2) rights of non-resident or foreign owners to hold or vote common shares.

Taxation

Dutch Taxation

The following is a summary of material tax consequences in The Netherlands of the acquisition, ownership and disposition of our ADSs and our common shares under current Dutch law. It does not, however, discuss every aspect of such taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law, nor does it address the income taxes imposed by any political subdivision of The Netherlands or any tax imposed by any other jurisdiction. The laws upon which such discussion is based are subject to change, perhaps with retroactive effect. Each holder and prospective investor should consult his or her own tax advisor with respect to the tax consequences of acquiring, owning and disposing of ADSs and/or common shares.

General

Holders of ADSs will be treated as the beneficial owners of our common shares represented by such ADSs. An ADS will, in general, for Dutch tax purposes, be identified with a share in Ahold.

Dutch Taxation for Non-Resident ADS and/or Common Shareholders

The following is a summary of the material Dutch tax consequences for an owner of our ADSs and/or common shares who is not, or is not deemed to be, a resident of The Netherlands for the purpose of the relevant tax law provisions.

Withholding Tax

Dividends distributed by us are generally subject to a withholding tax imposed by The Netherlands at a rate of 25%. The expression “dividends distributed by us” as used herein includes, but is not limited to: (i) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized as exempt for Dutch dividend withholding tax purposes; (ii) liquidation proceeds, proceeds from the redemption of ADSs and/or common shares or, as a rule, consideration for the repurchase by us of our ADSs and/or common shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes; (iii) the par value of ADSs and/or common shares issued to a holder of ADSs and/or common shares or an increase of the par value of ADSs and/or common shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and (iv) partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless the General Meeting of Shareholders has resolved in advance to make such repayment and provided that the par value of the ADSs and/or common shares concerned has been reduced by an equal amount by way of an amendment to the Articles of Association.

If a holder of ADSs and/or common shares is resident in a country other than The Netherlands and if a taxation convention is in effect between The Netherlands and such country, such holder of ADSs and/or common shares may, depending on the terms of such double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax.

Under the double taxation convention in effect between The Netherlands and the United States (the “Treaty”), dividends paid by us to a resident of the United States (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25% Dutch withholding tax to 15%, or in the case of certain U.S. corporate ADS and/or common share holders owning at least 10% of the voting power of the Company, 5%, unless the ADSs and/or common shares held by such resident are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands.

The Treaty provides for a complete exemption for dividends received by exempt pension organizations and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding rate can be applied immediately upon payment of the dividends, provided that the proper forms (IB92 USA or IB95 USA) have been filed in advance of the payment. Qualifying U.S. exempt organizations must seek a full refund of the tax withheld by filing the proper forms. A holder of ADSs and/or common shares other than an individual will not be eligible for the benefits of the Treaty if such holder of ADSs and/or common shares does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the Treaty.

The Depositary for the ADSs has entered into a special arrangement with the Dutch tax authorities, which may be amended from time to time, regarding the application of the Treaty to dividends paid to holders of ADSs. Under such arrangement, the Depositary has agreed to provide a single tax form to us indicating the number of ADSs owned by residents of the United States entitled to an exemption from, or reduction of, Dutch withholding tax under the Treaty. In case of dividends paid by the Depositary by wire transfer or similar method to a bank, broker or depositary (such as The Depositary Trust Company), the Depositary will withhold 25% of any dividends payable and such bank, broker or depositary may claim on behalf of its client a refund of such taxes from the Depositary in the form of a supplemental dividend check. An exempt organization that is resident in the United States and is entitled to a full exemption from Dutch withholding tax under Article 36 of the Treaty cannot use the special arrangement described in this paragraph. Accordingly, Dutch withholding tax will be imposed on dividends payable to such a holder at a rate of 25% and such holder may claim the benefits of the Treaty by filing a form IB95 USA directly with the Dutch tax authorities. The Depositary will provide to holders of ADSs, prior to each dividend payment, a notice setting forth the procedures for obtaining a reduced rate of, or exemption from, Dutch withholding tax.

According to an anti-dividend stripping provision, no exemption from, reduction of, or refund of, Dutch dividend withholding tax will be granted if the ultimate recipient of a dividend paid by us is not considered the beneficial owner of such dividend. Such recipient is not considered the beneficial owner if such recipient paid a consideration (in cash or in kind) to a third party in connection with the dividend and such payment forms part of a sequence of transactions (as defined below), and further it is likely that (i) such third party, an individual or a company (other than the holder of the dividend coupon) benefited, in whole or in part, directly or indirectly, from the dividend and such third party, individual or company would not, or to a lesser extent be entitled to an exemption from, reduction of, or refund of, Dutch dividend withholding tax than the recipient of the dividend, and (ii) such third party, individual or company, directly or indirectly, retains or acquires a position in the ADSs and/or common shares that is comparable with his/her or its position in similar ADSs and/or common shares that he/she or it had before the sequence of transactions began. The term “sequence of transactions” as used herein includes the sole acquisition of one or more dividend coupons and the establishment of short-term rights of enjoyment on ADSs and/or common shares, while the transferor retains the ownership of the ADSs and/or common shares. The Dutch tax authorities have taken the position that this beneficial ownership test can also be applied to deny relief from Dutch withholding tax under double taxation conventions. However, there are arguments for the view that the term “beneficial ownership” must be interpreted in the context of double taxation conventions and not with reference to domestic law of a contracting state.

Under certain circumstances, a transfer to the Dutch tax authorities of the full amount of withholding tax withheld will not be required with respect to dividend distributions out of dividends received from our qualifying foreign affiliates. The amount not required to be transferred amounts to 3% of the gross amount of any cash dividend paid on the ADSs and/or common shares, but cannot exceed 3% of the gross dividends received from our qualifying foreign affiliates during the calendar year until the withholding date and the two previous calendar years, excluding distributions that have been taken into account in respect of the determination of a previous reduction of withholding tax to be transferred. This reduction is not paid out to holders of ADSs and/or common shares, but remains with us instead. The classification of this reduction for foreign tax purposes is not clear.

Distribution Tax

For the period from January 1, 2001, up to and including December 31, 2005, we are subject to a temporary special distribution tax (“surtax”) at a rate of 20% on certain dividends that are qualified as “excessive.” Dividends are considered to be “excessive” when, among other things, the total proceeds distributed during a particular calendar year exceed the highest of (i) 4% of our market capitalization at the beginning of the relevant calendar year, (ii) twice the amount of the average annual dividends (exclusive of extraordinary distributions) by reference to the three calendar years immediately preceding January 1, 2001, or (iii) our adjusted consolidated commercial result for the preceding fiscal year, subject to certain adjustments. Certain exceptions exist. The classification of this surtax under their domestic tax laws and the consequences thereof for foreign ADS and/or common shareholders are uncertain. To the extent dividends that are subject to this surtax are distributed to certain qualifying ADS and/or common shareholders, we are not required to withhold Dutch dividend withholding tax.

Taxes on Income and Capital Gains

A holder of ADSs and/or common shares will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by us or in respect of any gain realized on the disposal of ADSs and/or common shares (other than the withholding tax described above), provided that: (i) such holder is neither resident nor deemed to be a resident nor opting to be taxed as a resident of The Netherlands; (ii) such holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the ADSs and/or common shares are attributable; (iii) such holder is not a taxable entity for Dutch corporate income tax purposes that is deemed to have a Dutch enterprise to which enterprise the ADSs and/or common shares are attributable; (iv) such holder is not an individual performing other activities in The Netherlands in respect of the ADSs and/or common shares, including activities which are beyond the scope of active portfolio investment activities; and (v) such holder does not have a substantial interest or a deemed substantial interest in Ahold or, if such holder does have such an interest, it forms part of the assets of an enterprise.

Generally, a holder of ADSs and/or common shares will not have a substantial interest if he/she, his/her partner, certain other relatives (including foster children) or certain persons sharing his/her household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares and/or ADSs representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire ADSs and/or shares, whether or not already issued, that represent at any time (and from time to time) 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or the ownership of certain profit participating certificates that relate to 5% or more of our annual profit and/or 5% or more of our liquidation proceeds. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, in a transaction where taxation was deferred.

Gift, Estate and Inheritance Taxes

No gift, estate or inheritance taxes will arise in The Netherlands with respect to an acquisition of ADSs and/or common shares by way of a gift by, or on the death of, a holder of ADSs and/or common shares who is neither resident nor deemed to be a resident of The Netherlands, unless: (i) the holder at the time of the gift has, or at the time of his/her death had, an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of such enterprise, as the case may be, the ADSs and/or common shares are or were attributable; or (ii) in the case of a gift of ADSs and/or common shares by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

For purposes of Dutch gift, estate and inheritance tax, an individual who holds The Dutch nationality will be deemed to be resident in The Netherlands if he/she has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual not holding Dutch nationality will be deemed to be resident in The Netherlands if he/she has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

Other Dutch Taxes and Duties

Except for a capital tax which will be payable by us, no registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of ADSs and/or common shares.

Dutch Taxation for Resident ADS and/or common shareholders

The following discussion is intended only for the following ADS and/or common shareholders or investors:

•	individuals who are resident or deemed to be resident in The Netherlands for tax purposes or who have opted to be taxed as resident in The Netherlands, excluding (i) individuals who invest in ADSs and/or common shares that form part of a substantial interest or a deemed substantial interest in Ahold or (ii) individuals who are, or are deemed to be, Ahold’s employees, director or board members or individuals who are, or are deemed to be, employees, directors, board members of companies related to us (the “Dutch Individuals”); and

•

corporate entities, which term includes associations which are taxable as corporate entities, that are resident or deemed to be resident in The Netherlands for tax purposes, excluding corporate entities that are (i) not subject to Dutch corporate income tax, (ii) exempt from such corporate income tax, including but not limited to pension funds (pensioenfondsen) as defined under Dutch law or (iii) investment institutions (beleggingsinstellingen) as defined under Dutch law.

Individual and Corporate Income Tax

Dutch individuals not engaged in an enterprise

A Dutch individual (i) who holds ADSs and/or common shares that are not attributable to an enterprise of which such a Dutch individual derives a share of the profit, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a ADS and/or share holder, (ii) who is not performing other activities in respect of the ADSs and/or common shares, including but not limited to activities which are beyond the scope of active portfolio investment activities, and (iii) who does not have a substantial interest or a deemed substantial interest in us, generally is subject to income tax at a rate of 30% on a deemed yield of 4% of the average market value of the ADSs and/or common shares in any one year.

Dutch individuals engaged in an enterprise and corporate entities

Any benefits derived or deemed to be derived from ADSs and/or common shares (including any capital gains realized on the disposal thereof) that are attributable to an enterprise of which the resident derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth of such enterprise other than by way of shares and/or ADSs and/or common shares, generally are subject to income tax at progressive rates. Any benefits derived or deemed to be derived from ADSs and/or common shares (including any capital gains realized on the disposal thereof) that are held by a Dutch corporate entity generally are subject to corporate income tax.

Withholding Tax

Dividends distributed by us are generally subject to a withholding tax imposed by The Netherlands at a rate of 25%. Please see “Dutch Taxation for Non-Resident ADS and/or Common Shareholders—Withholding Tax” above in this Item 10 for a definition of “dividends distributed by us” as used herein.

Dutch individuals and Dutch corporate entities generally can credit the withholding tax against their Dutch income tax or corporate income tax liability and generally are entitled to a refund of dividend withholding tax insofar as the withholding tax exceeds their aggregate income tax or corporate income tax liability. In the case of certain holders of ADSs and/or common shares subject to Dutch corporate income tax and enjoying the participation exemption, no withholding tax may need to be withheld at all.

According to an anti-dividend stripping provision, no exemption from, credit, reduction or refund of, Dutch dividend withholding tax will be granted if the ultimate recipient of a dividend paid by us is not considered to be the beneficial owner of such dividend (please see “Dutch Taxation for Non-Resident ADS and/or Common Shareholders—Withholding Tax” above in this Item 10 for a description of who is considered a “beneficial owner”).

Distribution Tax

For the period from January 1, 2001 up to and including December 31, 2005, we are subject to a temporary special distribution tax at a rate of 20% on certain dividends that are qualified as “excessive” (please see “Dutch Taxation for Non-Resident ADS and/or Common Shareholders—Distribution Tax” above in this Item 10 for a description of what is considered “excessive”). Certain exceptions exist. To the extent dividends that are subject to this surtax are distributed to certain qualifying ADS and/or common shareholders, we are not required to withhold Dutch dividend withholding tax.

Gift, Estate and Inheritance Taxes

Dutch gift, estate or inheritance taxes may apply to an acquisition of ADSs and/or common shares by way of a gift by, or on the death of, a holder of ADSs and/or common shares who is resident or deemed to be resident in The Netherlands.

Other Dutch Taxes and Duties

Except for a capital tax which will be payable by us, no registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of ADSs and/or common shares.

United States Federal Income Taxation

The following is a summary of the principal United States federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our common shares or ADSs. This summary addresses only the United States federal income tax considerations of holders that were initial purchasers of common shares or ADSs at the initial issue price and hold common shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received common shares or ADSs as compensation for the performance of services, persons that will hold common shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes, persons that have a “functional currency” other than the US dollar or holders that own (or are deemed to own) 10% or more (by voting power or value) of our common shares or ADSs. Moreover, this summary does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of common shares or ADSs.

This summary is based on (1) the federal tax laws of the United States as in effect and available on the date of this annual report, including the Internal Revenue Code, as amended, judicial decisions, administrative pronouncements, and currently effective and proposed United States

Treasury Regulations, each as available on the date hereof and (2) the representations and covenants of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this summary, a “United States Holder” is a beneficial owner of common shares or ADSs that, for United States federal income tax purposes, is: (1) a citizen or resident of the United States, (2) a partnership or corporation created or organized in or under the laws of the United States or any state thereof (including Washington D.C.), (3) an estate the income of which is subject to United States federal income taxation regardless of its source or (4) a trust if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more United States persons have the authority to control all of the substantial decisions of trust. A “Non-United States Holder” is a beneficial owner of common shares or ADSs that is not a United States Holder.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds common shares or ADSs, the tax treatment of such partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partnership or partner should consult its own tax advisor as to its consequences.

Each prospective purchaser should consult his/her own tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning or disposing of common shares.

Ownership of ADSs in General

For United States federal income tax purposes, a holder of ADSs generally will be treated as the owner of the common shares represented by such ADSs.

The United States Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of United States foreign tax credits by United States Holders of such receipts or shares. Accordingly, the analysis regarding the availability of a United States foreign tax credit for Dutch taxes and sourcing rules described below could be affected by future actions that may be taken by the United States Treasury Department.

Distributions

The gross amount of any distribution we make of cash or property (other than certain distributions, if any, of common shares distributed pro rata to all our shareholders, including holders of ADSs) with respect to common shares or ADSs, before reduction for any Dutch taxes withheld therefrom, will be includible in income by a United States Holder as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. With respect to dividends received in taxable years beginning after December 31, 2002, individuals who are United States Holders will be taxed on such distributions at the lower tax rate applicable to long-term capital gains. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate United States Holders. To the extent, if any, that the amount of any distribution we make exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the United States Holder’s adjusted tax basis in the common shares or ADSs and thereafter as capital gain. We do not maintain calculations of our earnings and profits under United States federal income tax principles.

Any such dividend paid in Euros will be included in the gross income of a United States Holder in an amount equal to the US dollar value of the Euros on the date of receipt, which in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

A United States Holder may elect to deduct in computing his/her taxable income or, subject to certain complex limitations on foreign tax credits generally, credit against its United States federal income tax liability Dutch withholding tax at the rate applicable to such United States Holder. As discussed under “Dutch Taxation—Withholding Tax” above in this Item 10 under the Treaty, dividends paid by us to a United States Holder generally will be subject to a Dutch withholding tax rate of 15%. Such reduced rate of withholding will apply only if such United States Holder is treated as a resident of the United States for purposes of such treaty and otherwise is entitled to the benefits of such treaty and the dividends are not effectively connected with a permanent establishment or fixed base of such United States Holder that is situated in The Netherlands. For purposes of calculating the United States foreign tax credit, dividends paid by us will generally constitute passive income, or in the case of certain United States Holders, financial services income. United States Holders should consult their tax advisors regarding the availability of, and limitations on, any such foreign tax credit.

If and to the extent that we pay a dividend on the common shares or ADSs out of dividend income from our non-Dutch subsidiaries and are therefore entitled to a credit for Dutch tax purposes for foreign taxes attributable to such dividend income from non-Dutch subsidiaries, there is a risk that the United States Internal Revenue Service might take the position that our allowable credit for Dutch tax purposes constitutes a partial subsidy of our withholding tax obligation and that, therefore, a United States Holder would not be entitled to a foreign tax credit with respect to the amount so allowed. However, this Dutch tax credit is available only to us and does not reduce the amount of withholding tax applied against the dividends paid by us. We believe that such a position would not be correct because such Dutch credit is based primarily on the net dividend received and the United States Holder does not receive any benefit from such Dutch tax credit available to us.

Subject to the discussion under “Backup Withholding Tax and Information Reporting Requirements” below in this Item 10, a Non-United States Holder of common shares or ADSs generally will not be subject to United States federal income or withholding tax on dividends received on common shares or ADSs, unless such income is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States.

Sale or Exchange of Common Shares or ADSs

A United States Holder generally will recognize gain or loss on the sale or exchange of common shares or ADSs equal to the difference between the amount realized on such sale or exchange and the United States Holder’s adjusted tax basis in the common shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a noncorporate United States Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income (other than, in the case of taxable years beginning after December 31, 2002, certain dividends) if such United States Holder’s holding period for such common shares or ADSs exceeds one year. Gain or loss, if any, recognized by a United States Holder generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

A United States Holder’s initial tax basis in common shares or ADSs will be the US dollar value of the Euro denominated purchase price determined on the date of purchase. If the common shares or ADSs are treated as traded on an “established securities market,” a cash basis United States Holder, or, if it elects, an accrual basis United States Holder, will determine the dollar value of the cost of such common shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If a United States Holder converts US dollars to Euros and immediately uses that currency to purchase common shares or ADSs, such conversion generally will not result in taxable gain or loss to such United States Holder.

With respect to the sale or exchange of common shares or ADSs, the amount realized generally will be the US dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis United States Holder and (2) the date of disposition in the case of an accrual basis United States Holder. If the common shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if he/she elects, an accrual basis taxpayer, will determine the US dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Subject to the discussion under “Backup Withholding Tax and Information Reporting Requirements” below in this Item 10, a Non-United States Holder of common shares or ADSs generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such common shares or ADSs unless (1) such gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States or (2) in the case of any gain realized by an individual Non-United States Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common shares or ADSs made within the United States to a holder of common shares or ADSs (other than an “exempt recipient” which is a payee, including a corporation, that is not a United States person that provides an appropriate certification, and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the, sale or redemption of, common shares or ADSs within the United States to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding rate was 30% for the year 2002 and is 28% for years 2003 through 2010.

In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable United States Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

The above summary is not intended to constitute a complete analysis of all tax consequences that may be relevant to the acquisition, ownership and disposition of common shares or ADSs, and does not address state, local, foreign or other tax laws. Holders of common shares or ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

Documents on Display

Copies of this annual report, the documents referred to within this annual report and our Articles of Association as well as the articles of association of the Administratiekantoor and the trust conditions (Administratievoorwaarden) will be available for inspection upon request at our Corporate Office at Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands (tel. +31-75-659-5625).

Copies of such materials may also be obtained from the principal office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may also obtain information from the operation of the SEC’s Public Reference Room by calling 1-800-SEC-0330.

Additionally, the SEC maintains a website at http://www.sec.gov that contains reports and other information that registrants file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval system (EDGAR). Such materials are available for inspection and copying at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about our risk management activities includes “forward-looking statements” that involve risk and uncertainties which are discussed more fully in Item 3 “Key Information—Risk Factors.” Actual results could differ materially from those provided in the forward-looking statements, depending on market conditions.

Our funding, liquidity and exposure to interest rate and foreign exchange rate risks are managed by our treasury department. The treasury department uses a combination of derivative and conventional financial instruments to manage market risk exposure.

Our primary market risk exposures are related to currency exchange rates and interest rate fluctuations and to a lesser extent, commodity price fluctuations. We actively review and monitor our exposure and risks related to changes in exchange rates, interest rates and commodity rates, and we utilize derivative financial instruments to manage these exposures. These instruments are not considered specialized or high-risk and are generally available from numerous sources. We do not enter into contracts or utilize derivatives for speculative purposes, although some transactions which have been executed to hedge economic risk are not accounted for as hedges pursuant to SFAS No. 133 hedge accounting rules. The terms of the financial instruments utilized are consistent with the related underlying hedged exposure. Established controls are in place covering all financial instruments, including policies, guidelines and a system of authorization and reporting. All contracts have been entered into with major creditworthy financial institutions, and the risk associated with these transactions is the cost of replacing these agreements at the current market rates in the event of default by the counterparties. We do not have significant concentration of risk with any single party in any of our financial instruments. Management regularly evaluates our use of financial instruments, including swaps, options and forward contracts, and we believe that the risk of incurring losses as a result of default is remote.

Derivative instruments designated and qualifying as hedges under applicable hedge accounting rules are not included in our balance sheet; rather, any associated gains or losses on the instruments are deferred and are recognized in the statement of operations in the same period in which the underlying hedged exposure affects income. Instruments that are not designated as hedges, or that fail to qualify for hedge accounting, are included in our balance sheet at fair value, with changes in value recognized in current period income. Our use of financial instruments and accounting policies for financial instruments are described more fully in Note 29 to our consolidated financial statements included in Item 18 of this annual report. The following table identifies our long-term indebtedness, including capitalized lease commitments, by currency and type of interest. The majority of the borrowings indicated below are fixed.

	Fiscal
	2002	2002	2002	2001
	Fixed Interest	Floating	Total	Total
		Interest
	(in EUR millions)
Long-term debt and capitalized leases denominated in:
US dollars (1)	4,625	72	4,697	5,757
Euros	3,015	505	3,520	4,295
Other	—	96	96	74

Total	7,640	673	8,313	10,126

(1)	The long-term debt and capital leases denominated in US dollars were converted into Euros using an exchange rate of EUR 1 = USD 0.95804 at December 2002 and EUR 1 = USD 1.13173 at December 2001.

Currency Risk

Since we have operations in a variety of countries throughout the world, a substantial portion of our assets, liabilities and operating income are denominated in foreign currencies, primarily the US dollar. As a result, we are subject to foreign currency exchange risk due to exchange rate movements, which affect our transaction costs and the translation of the results and underlying net assets of our foreign subsidiaries into Euros. It is our policy to cover substantially all foreign exchange transaction exposure, although we do not use financial instruments to hedge the translation risk related to equity and earnings of foreign subsidiaries and non-consolidated companies.

The following analysis sets out the sensitivity of the fair value of our derivative financial instruments from hypothetical changes in market rates. The fair values are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at fiscal year-end. The sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against the Euro as of the fiscal year-end of 2002, with all other variables held constant. A +10% change indicates a strengthening of the currency in which our financial instruments are denominated (primarily the US dollar) against the Euro, and a –10% change indicates a weakening of the currency in which our financial instruments are denominated against the Euro. Such analysis is for illustrative purposes only, as in practice, market rates rarely change in isolation of other factors that also affect our results.

Foreign exchange risk management

	Nominal amount	Fair value	Foreign exchange sensitivity (1)
			Fair value
			-10% FX rates	+10% FX rates

	(in EUR millions)
Liabilities
Long-term debt (2)	(11,909)	(13,836)	(12,952)	(14,721)
Derivative financial instruments
Foreign exchange derivatives	414	(4)	(17)	7
Interest rate derivatives	849	39	41	37
Cross-currency interest rate swaps	3,418	12	229	(207)
Total	4,681	47	253	(163)

(1)	The foreign exchange sensitivity excludes average rate options (“AROs”) and foreign exchange derivatives in Brazil (“CDIs”). The AROs and CDIs are excluded because sensitivity valuations for these instruments cannot be compared with the other derivative sensitivity valuations. As of December 29, 2002, we held nominal amounts of EUR 72 million of CDIs and EUR 30 million of AROs.
(2)	Including the current portion.

The main reason for the change in the fair value of the negative EUR 363 million in fiscal 2001 to positive EUR 47 million in fiscal 2002 is mainly because of a US dollar weakness and a downward shift of the Euro yield curve.

Interest Rate Risk

We have an exposure to interest rate risk and are most vulnerable to changes in Euro and US dollar interest rates. To manage interest rate risk, we have an interest rate management policy aimed at reducing volatility in our interest expense. Our financial position is largely fixed by long-term debt issues and derivative financial instruments such as interest rate swaps, which allow us to maintain a target range of floating debt. The following analysis sets out the sensitivity of the fair value of our financial instruments to selected changes in interest rates. Fair values represents the present value of forecasted future cash flows at market rates. The table below shows the effects of a positive and a negative shift of 1% in the interest rate on the fair value of these instruments.

Interest rate risk management

	Nominal amount	Fair value	Interest rate sensitivity (1) Fair value
			-100 bps	+100 bps
	(in EUR millions)
Liabilities
Long-term debt (2)	(11,909)	(13,836)	(14,523)	(13,149)
Derivative financial instruments
Foreign exchange derivatives	414	(4)	(4)	(4)
Interest rate derivatives	849	39	61	16
Cross-currency interest rate swaps	3,418	12	(29)	(51)

Total derivative financial instruments	4,681	47	28	(39)

(1)	The interest rate sensitivity excludes AROs and CDIs. The AROs and CDIs are excluded because the sensitivity valuation for these instruments cannot be compared with the other derivative sensitivity valuation. As of December 29, 2002, Ahold held nominal amounts of EUR 72 million of CDIs and EUR 30 million of AROs.
(2)	Including the current portion.

Commodity Price Risk

We use commodity forwards and futures to hedge against diesel fuel price risk in our U.S. operations. Some commodity contracts are closed out and cash settled at maturity, while physical delivery is used for others. As of fiscal year-end 2002, we had ten contracts outstanding for an outstanding notional amount of 14 million gallons and a fair value of EUR 1 million.

As of fiscal year-end 2001, we had seven contracts outstanding for an outstanding notional amount of 15 million gallons and a fair value of EUR (3) million.

Other Derivative Instruments

In countries where the local currency is subject to large fluctuations, we often enter into lease agreements denominated in currencies that differ from the local currency (historically, this included the US dollar and currencies subsequently replaced by the Euro). As a result, we had embedded foreign exchange derivatives in certain lease contracts in the Czech Republic, Slovakia and Poland. To the extent that the currency in which the lease payments are made is not the functional currency of us or the lease counterparty, these embedded derivatives are required to be separately accounted for at fair value on the balance sheet under SFAS No. 133 hedge accounting rules. The fair value of these embedded derivatives was EUR (17) million and EUR 26 million as at fiscal year-end 2002 and 2001, respectively.

ITEM 12. DESCRIPTION	OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS,	DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL	MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

For a discussion of changes of distributions to shareholders in accordance with Article 39.3 of our Articles of Association, as amended on May 18, 2001, please see Item 10 “Additional Information—Memorandum and Articles of Association.”

ITEM 15. CONTROLS	AND PROCEDURES

As described in Item 5 “Operating and Financial Review and Prospects—Restatements, Adjustments and Remedial Actions” and Note 3 to our consolidated financial statements included in Item 18 of the annual report, in connection with the events leading up to and following our February 24, 2003 announcement, our Audit Committee ordered numerous extensive internal investigations by various outside legal counsel and forensic accounting experts. In total, 19 operating and real estate companies (including USF and Disco) were reviewed, in addition to our parent company. The scope of the investigations included an assessment of whether accounting irregularities, errors and/or issues existed at our parent company and various subsidiaries, the integrity of management and the adequacy of internal controls. The forensic investigations identified 470 accounting items, as well as over 275 items relating to weaknesses in our internal controls.

In response to the findings of the internal investigations, the Audit Committee in June 2003 requested that our management take prompt and effective remedial actions to correct any identified accounting irregularities and errors and to strengthen internal controls to prevent reoccurrence of the items identified. Remedial actions we have taken and/or have initiated include the following:

•	Management and the Audit Committee have reviewed all of the accounting issues identified in the internal investigations and in the course of the audit of the fiscal 2002 financial statements, including the 470 separate items identified by PwC. Management has researched and analyzed all of these issues. Management and the Audit Committee determined, in consultation with D&T and PwC, our positions with respect to all of these issues and the adjustments required to be made to our financial statements as a result thereof. Items relating to operating companies were addressed by management at the respective operating companies, under the overall direction and supervision of our senior financial management team. We believe that such required financial statement adjustments have been made.

•	We are in the process of taking steps to address the significant internal control weaknesses raised or confirmed in the internal investigations. Over 275 items relating to internal control problems were identified. A special task force reporting to the Audit Committee has been formed, now chaired by our current Chief Financial Officer, and composed of our senior finance, legal and internal audit executives and supplemented by external advisors, to address the accounting issues and internal control weaknesses that were identified. The task force will oversee the development and implementation of modifications, improvements and other required changes to address weaknesses identified and to strengthen our internal controls. Certain regional task forces have also been formed that have been and will be assisting in this process.

•	The reporting line for our internal audit department has been changed. The internal audit department now reports directly to our Chief Executive Officer and to the Audit Committee, instead of solely to our Chief Executive Officer as previously was the case. We also intend to implement a plan to redesign the function of the Internal Audit throughout the group of operating and real estate companies to centralize it within our parent company.

•	We have been focusing on improving the tracking of vendor allowances, especially at USF. We are continuing efforts to implement SIS, a vendor allowance tracking system used by Alliant when it was acquired by USF in November 2001, for vendor allowance tracking for all of USF. USF is in the process of building the appropriate links among its computer systems required to track rebate-related activities across all company operating systems. In order to achieve this goal all vendor information, corporate vendor allowance program details, customer detail and all product reference codes needed to be documented and cross-referenced and related computer programming needed to be completed. This effort was sufficiently completed for the largest USF operating system in July 2003 to allow testing of the system. This testing is expected to be completed by the end of fiscal 2003. In fiscal 2004, additional SIS enhancements are expected to include computer links among the approximately 15 USF locations operating on independent computer systems and USF intends to continue efforts to track additional vendor program types, to enhance vendor and customer information, and to improve customer and product tracking systems. In addition, while the SIS vendor allowance tracking system is under development and testing, USF has initiated a manual vendor allowance tracking system. This manual system aggregates information including a detailed review of vendor purchasing contracts, reporting provided by vendors on purchases made, information developed within USF on purchasing activities, cash collections of purchase allowances, and regular reconciliations of the information with vendors. USF’s purchasing department, accounting department and its senior management regularly review this information.

We have taken steps to compensate for the internal control weaknesses in preparing our fiscal 2002 financial statements by, among other things, implementing the following measures:

•	We conducted an extensive review of our accounting documentation and processes, particularly in the areas where accounting errors were made. This review involved the controlling department at our parent company, together with the internal audit department, our parent and regional task forces and accounting personnel at the various operating companies.

•	We reviewed areas where controls were found to be weak and performed additional accounting or review work where considered needed.

In addition, we have undergone significant changes in our management and other personnel, including the appointment of Anders Moberg as our new President and Chief Executive Officer, Hannu Ryöppönen as our new Chief Financial Officer and Joost Sliepenbeek as our Senior Vice President and Controller. Numerous other management and personnel changes also have been made, including at USF, Disco and Tops and at our parent company. Management and the Audit Committee continue to review the results of the investigations, including findings as to the roles of personnel in the accounting irregularities, errors and issues identified. Once this review is complete, we will determine what other personnel actions may be necessary.

Our Disclosure Committee also was extensively involved in the preparation of this annual report. As discussed in Item 6 “Directors, Senior Management and Employees,” we formed the Disclosure Committee in November 2002. The Disclosure Committee oversees the gathering of information in connection with the preparation of the reports that we file under the Securities Exchange Act, including this annual report, and works to ensure the accuracy and completeness of such filings.

We are in the process of identifying, developing and implementing measures to improve the effectiveness of our disclosure controls and procedures and, in particular, internal controls, including plans to enhance our resources, systems and training with respect to our financial reporting and disclosure responsibilities, and to review our actions with the Audit Committee and independent auditors. We have committed, and will continue to commit, considerable resources to these efforts. We will need time to identify, develop and implement all necessary changes and improvements. We intend to implement many of the required changes to our internal controls that we believe are critical by the end of fiscal 2003 and to implement remaining changes in fiscal 2004.

Within 90 days prior to the filing date of this annual report, our Chief Executive Officer and our Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act, evaluated the effectiveness of our disclosure controls and procedures. Disclosure controls and procedures are those designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act, such as this annual report, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Disclosure controls and procedures are also designed to ensure that the information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives.

Based upon the evaluation by our Chief Executive Officer and our Chief Financial Officer, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, in particular our internal controls, do need significant improvement. Nevertheless, our Chief Executive Officer and Chief Financial Officer believe that, as a result of all of the actions described above that have been taken prior to and in connection with the filing of this annual report, subject to the limitations noted above, our disclosure controls and procedures are effective to ensure that material information relating to Ahold and its consolidated subsidiaries is made known to our management and that the information required to be disclosed in this annual report and our other reports to be filed under the Securities Exchange Act is timely recorded, processed, summarized and reported.

Except as described above, there were no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of the evaluation by our Chief Executive Officer and our Chief Financial Officer of our disclosure controls and procedures.

ITEM 16.	[RESERVED]

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

The information required by this item is set forth beginning on page F-1 of this annual report. Our consolidated financial statements included herein amend the financial statements submitted in our Current Report on Form 6-K dated October 3, 2003.

Separate financial statements and notes thereto for JMR and DAIH have not been included in this annual report and may be required to be included in accordance with Rule 3-09 of Regulation S-X. If such financial statements are required to be so included, they will be included in an amendment to this annual report upon completion of such financial statements in appropriate form for the filing with the SEC. Such amendment would be available through the SEC’s website at www.sec.gov shortly after it is filed with the SEC. Summarized financial information for these joint ventures is set forth in Note 16 to our consolidated financial statements included in this annual report.

ITEM 19.	EXHIBITS

List of Exhibits

EXHIBIT	DESCRIPTION

1.1	Amended Articles of Association of the Company, incorporated by reference to Exhibit 1 to Form 6-K, dated July 30, 2001.

4.1	Appointment Agreement between the Company and D.G. Eustace dated March 5, 2003.

4.2	Amended and Restated Employment Agreement between the Company and Anders Moberg dated October 14, 2003.

4.3	Employment Agreement between the Company and Hannu Ryöppönen dated June 18, 2003.

4.4	Credit Facility, dated as of March 3, 2003, between the Company as borrower, ABN AMRO Bank N.V., Goldman Sachs International, ING Bank N.V., J.P. Morgan PLC and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank Nederland) as arrangers, and ING Bank N.V., as issuing bank and facility agent.

4.5	Credit Facility, dated as of July 18, 2002, between the Company, Croesus Inc. and Ahold Finance U.S.A., LLC as borrowers, ABN AMRO Bank N.V., and J.P. Morgan PLC as arrangers, and J.P. Morgan Europe Limited, as facility agent.

8.1	For significant subsidiaries as of the end of the fiscal year covered by this annual report please see Note 33 to our consolidated financial statements included in Item 18 of this annual report.

10.1	Consent of Deloitte & Touche Accountants, independent auditors to the Company.

10.2	Certification of Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

10.3	Certification of Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

10.4	Certification of Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.5	Certification of Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Pursuant to Instruction 2(b)(i) as to Exhibits in Form 20-F, various instruments defining the rights of long-term debt of Ahold are not being filed herewith because the total of securities authorized under each such instrument does not exceed 10% of the total assets of Ahold. Ahold hereby agrees to furnish a copy of any such instrument to the SEC upon request.

ROYAL AHOLD

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

ROYAL AHOLD

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

INDEPENDENT AUDITORS’ REPORT

To the Supervisory Board and Shareholders of Koninklijke Ahold N.V.:

We have audited the accompanying consolidated balance sheets of Koninklijke Ahold N.V. (“Royal Ahold”) as of December 29, 2002 and December 30, 2001, and the related consolidated statements of operations and cash flows for each of the three fiscal years in the period ended December 29, 2002 (all expressed in Euros). These consolidated financial statements are the responsibility of Royal Ahold’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in The Netherlands and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Royal Ahold as of December 29, 2002 and December 30, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2002 in conformity with accounting principles generally accepted in The Netherlands (“Dutch GAAP”).

Dutch GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The application of the latter would have affected the determination of net result for each of the three fiscal years in the period ended December 29, 2002 and the determination of stockholders’ equity and financial position at December 29, 2002 and December 30, 2001, to the extent summarized in Note 32.

As discussed in Note 3 and Note 32.b. to the consolidated financial statements, the consolidated balance sheet as of December 30, 2001 and the related consolidated statements of operations and cash flows for the fiscal years ended December 30, 2001 and December 31, 2000 have been restated under Dutch GAAP and US GAAP.

As discussed in Note 2 to the consolidated financial statements, in fiscal 2002 Royal Ahold changed its method of accounting under Dutch GAAP for (i) pensions and other post-retirement benefits to conform to the US Statement of Financial Accounting Standards No’s. 87 and 106, (ii) the incidental revaluation of properties that Royal Ahold recorded in 1988, (iii) the accounting for restructuring provisions, and (iv) events after the balance sheet date.

As discussed in Note 32 to the consolidated financial statements, in fiscal 2002 Royal Ahold changed its method of accounting under US GAAP for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

/S/    DELOITTE & TOUCHE ACCOUNTANTS

Deloitte & Touche Accountants

October 14, 2003

Amsterdam, The Netherlands

ROYAL AHOLD

CONSOLIDATED STATEMENTS OF OPERATIONS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

EUROS IN MILLIONS, EXCEPT PER SHARE DATA

	Note	fiscal 2002	fiscal 2001 (as restated – see Note 3)	fiscal 2000 (as restated – see Note 3)
Net sales		62,683	54,213	40,833
Cost of sales		(49,222)	(42,227)	(31,279)

Gross profit		13,461	11,986	9,554

Operating expenses
Selling expenses		(9,073)	(8,080)	(6,534)
General and administrative expenses		(1,989)	(1,843)	(1,365)
Goodwill and intangible asset amortization	6/14	(433)	(256)	(50)
Impairment of goodwill and other intangible assets	6/14	(1,287)	(8)	—
Impairment of other long-lived assets	15	(137)	(10)	—
Gain on disposal of tangible fixed assets		69	122	30
Exceptional loss on related party default guarantee	5	(372)	—	—

Total operating expenses		(13,222)	(10,075)	(7,919)

Operating income		239	1,911	1,635

Financial expense, net
Interest income		59	109	99
Interest expense		(1,003)	(921)	(699)
Gain (loss) on foreign exchange		(50)	108	39
Other financial income and expense		(14)	(3)	(7)

Net financial expense		(1,008)	(707)	(568)

Income (loss) before income taxes		(769)	1,204	1,067

Income taxes	12	(390)	(270)	(235)

Income (loss) after income taxes		(1,159)	934	832
Share in income (loss) of joint ventures and equity investees		(38)	(192)	78
Minority interest		(11)	8	10

Net income (loss)		(1,208)	750	920

Dividends on cumulative preferred financing shares		(38)	(38)	(17)

Net income (loss) after preferred dividends		(1,246)	712	903

Net income (loss) after preferred dividends per common share – basic	13	(1.34)	0.83	1.22
Weighted average number of common shares outstanding (x 1,000) - basic		926,546	857,509	737,403

Net income (loss) after preferred dividends per common share – diluted	13	(1.34)	0.82	1.19
Weighted average number of common shares outstanding (x 1,000) - diluted		926,546	887,391	797,121

The accompanying notes are an integral part of these consolidated financial statements

ROYAL AHOLD

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 29, 2002 AND DECEMBER 30, 2001 (AS RESTATED)

EUROS IN MILLIONS

BEFORE APPROPRIATION OF CURRENT YEAR RESULT

	Note	December 29, 2002	December 30, 2001 (as restated – see Note 3)
ASSETS

Non-current assets:

Intangible assets
Goodwill	6	3,053	4,591
Other intangible assets	14	814	972

Total intangible assets		3,867	5,563

Tangible fixed assets	15	11,043	11,927

Financial assets
Investments in joint ventures and equity investees	16	851	681
Deferred tax assets	12	457	475
Other financial assets	17	744	1,118

Total financial assets		2,052	2,274

Total non-current assets		16,962	19,764

Current assets:

Inventory	18	4,235	4,380
Accounts receivable	19	2,231	2,348
Other current assets		308	436
Cash and cash equivalents	20	1,002	1,698

Total current assets		7,776	8,862

TOTAL ASSETS		24,738	28,626

The accompanying notes are an integral part of these consolidated financial statements

ROYAL AHOLD

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 29, 2002 AND DECEMBER 30, 2001 (AS RESTATED)

EUROS IN MILLIONS

BEFORE APPROPRIATION OF CURRENT YEAR RESULT

	Note	December 29, 2002	December 30, 2001 (as restated – see Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity	21
Issued and paid-up share capital		298	295
Additional paid in capital		11,220	11,218
Legal and statutory reserves		291	212
Other reserves		(1,451)	(202)
Accumulated deficit		(6,541)	(6,777)
Net income (loss)		(1,208)	750

Total shareholders’ equity		2,609	5,496

Minority interest		56	48

Commitments and contingencies	30

Provisions
Pensions and other retirement benefits	22	756	599
Deferred tax liability	12	572	530
Restructuring provisions	8	136	263
Other provisions	23	680	721

Total provisions		2,144	2,113

Non-current liabilities
Loans	24	8,313	10,126
Financial lease commitments	25	2,224	2,377
Other non-current liabilities	26	348	307

Total non-current liabilities		10,885	12,810

Current liabilities
Loans payable	27	2,370	1,226
Income tax payable		119	48
Payroll taxes, social security and VAT		316	307
Accounts payable		4,480	4,734
Accrued expenses		1,109	1,196
Other current liabilities	27	650	648

Total current liabilities		9,044	8,159

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		24,738	28,626

The accompanying notes are an integral part of these consolidated financial statements

ROYAL AHOLD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

EUROS IN MILLIONS

	fiscal 2002	fiscal 2001 (as restated – see Note 3)	fiscal 2000 (as restated – see Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) before income taxes	(769)	1,204	1,067

Adjustments for:
Depreciation, amortization and impairments	3,142	1,411	957
Gain on disposal of tangible fixed assets	(69)	(122)	(30)
Exceptional loss on related party default guarantee	372	—	—

OPERATING CASH FLOW BEFORE CHANGES IN WORKING CAPITAL	2,676	2,493	1,994

Changes in working capital:
Accounts receivables	35	11	(140)
Other current assets	198	(24)	(79)
Inventory	(308)	(280)	(289)
Accounts payable	161	150	594
Current liabilities	21	(23)	122

TOTAL CHANGES IN WORKING CAPITAL	107	(166)	208

Change in other non-current assets	(7)	(103)	(19)
Change in other provisions	33	(152)	(119)
Corporate income taxes paid	(423)	(159)	(150)
Change in other non-current liabilities	100	48	149

NET CASH FROM OPERATING ACTIVITIES	2,486	1,961	2,063

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(155)	(160)	(171)
Purchase of tangible fixed assets	(2,005)	(2,299)	(1,719)
Divestments of tangible fixed and intangible assets	590	1,134	303
Acquisition of consolidated subsidiaries	(977)	(2,705)	(5,648)
Acquisition of interests in joint ventures and equity investees	(159)	(138)	(1,904)
Dividends from joint ventures and equity investees	63	61	47
Divestment of subsidiaries	19	3	15
Issuance of loans receivable	(256)	(566)	(203)
Repayment of loans receivable	287	105	83

NET CASH FROM INVESTING ACTIVITIES	(2,593)	(4,565)	(9,197)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common shares	—	2,501	2,676
Net proceeds from issuance of cumulative preferred financing shares	—	—	395
Net proceeds from issuance of convertible subordinated notes	—	—	920
Proceeds from exercised stock options	5	67	56
Change in minority interest	(7)	(11)	43
Proceeds from long-term debt	393	4,721	9,461
Repayments of long-term debt	(676)	(3,245)	(6,612)
Payments of financial lease commitments	(103)	(73)	(72)
Change in short-term loans payable	355	(771)	542
Payment of dividend on common shares	(433)	(94)	(44)
Payment of dividend on cumulative preferred financing shares	(38)	(32)	(12)

NET CASH FROM FINANCING ACTIVITIES	(504)	3,063	7,353

NET CHANGE IN CASH AND CASH EQUIVALENTS	(611)	459	219

Cash and cash equivalents at beginning of fiscal year	1,698	1,130	657
Cash acquired in business acquisitions	46	111	298
Effect of exchange rate differences on cash and cash equivalents	(131)	(2)	(44)

CASH AND CASH EQUIVALENTS AT END OF FISCAL YEAR	1,002	1,698	1,130

The accompanying notes are an integral part of these consolidated financial statements

ROYAL AHOLD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

EUROS IN MILLIONS

	fiscal 2002	fiscal 2001 (as restated – see Note 3)	fiscal 2000 (as restated – see Note 3)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash payments for interest	(981)	(834)	(518)

SUPPLEMENTAL DISCLOSURES OF NON CASH FLOW INVESTING AND FINANCING ACTIVITIES
Financial lease commitments	339	451	324
Financial lease assets divested	(45)	(55)	(25)

Business acquisitions
Fair value of assets acquired	(905)	(2,848)	(4,026)
Goodwill	(522)	(1,727)	(6,744)
Less: liabilities assumed	450	1,870	3,708

Total consideration paid	(977)	(2,705)	(7,062)
Shares issued as consideration	—	—	1,414
Cash acquired	46	111	298

Acquisitions, net of cash acquired	(931)	(2,598)	(5,350)

The accompanying notes are an integral part of these consolidated financial statements

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

1 The company and its operations

The principal activities of Koninklijke Ahold N.V. (“Royal Ahold”, “Ahold” or the “Company”) with its legal seat in Zaandam, The Netherlands, are the operation through subsidiaries and joint ventures of retail trade supermarkets in the United States of America (“U.S.”), Europe, Latin America and Asia and food service activities in the U.S. and Europe.

In addition to its principal activities, certain subsidiaries of Ahold are engaged in the financing, development and management of store sites and shopping centers primarily in support of the Company’s retail operations.

The subsidiaries and unconsolidated affiliates of Ahold are listed in Note 33.

2 Basis of presentation and accounting principles under Dutch GAAP

This annual report for fiscal 2002, includes restated fiscal 2001 and 2000 financial information for comparative purposes. This annual report does not fulfill the statutory filing requirements pursuant to the Netherlands Civil Code since no stand alone parent company financial statements are included.

The consolidated financial statements of Ahold have been prepared under accounting principles generally accepted in The Netherlands (“Dutch GAAP”) as discussed below. Historical cost is used as the measurement basis, unless otherwise indicated. Assets and liabilities are stated at face value and income and expenses are accounted for on an accrual basis. Gains are only recognized when realized. Losses and risks that originated before the end of the financial year are taken into account if they have become known before preparation of the financial statements. Ahold also reconciles its consolidated financial position and results to accounting principles generally accepted in the U.S. (“US GAAP”). US GAAP varies from Dutch GAAP in certain significant respects as further described in Note 32.

As discussed in Note 3 and Note 32.b the Company has restated and reclassified its comparative consolidated financial position as of December 30, 2001 and results for fiscal 2001 and 2000 under Dutch GAAP and US GAAP.

Ahold’s fiscal year is a 52- or 53-week period ending on the Sunday nearest to December 31. Fiscal 2002, 2001 and 2000 all consisted of 52 weeks and ended on December 29, December 30, and December 31, respectively. The Company’s subsidiaries in Latin America, Poland, Belgium, Czech Republic and Spain are consolidated using a calendar year-end. There have been no significant intervening events at these subsidiaries between the Company’s fiscal year-end and the calendar year-end that have a material impact on the consolidated financial statements.

The following are the significant accounting policies applied in the preparation of the accompanying consolidated financial statements prepared under Dutch GAAP, beginning with changes in accounting principles made in the years presented.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Changes in accounting principles

Pensions

Beginning fiscal 2002, under Dutch GAAP, the Company adopted, as permitted by the Guidelines for Annual Reporting in The Netherlands, Statement of Financial Accounting Standards (“SFAS”) No. 87 “Employers’ Accounting for Pensions” and SFAS No. 106 “Employers’ Accounting for Postretirement Benefits Other than Pensions” and the guidance applicable under accounting principles generally accepted in the U.S. (“US GAAP”). Prior to fiscal 2002, Ahold only applied SFAS No. 87 under Dutch GAAP for its U.S.-based subsidiaries. Ahold’s listing on the New York Stock Exchange (“NYSE”) and the filing of its annual report on Form 20-F with the Securities and Exchange Commission (“SEC”) in the U.S. already required the Company to apply SFAS No. 87 in its US GAAP reconciliation for all of its pension arrangements. As preferred under Dutch GAAP, Ahold has adjusted its Dutch GAAP comparative financial position and results for the effect of the adoption of SFAS No. 87 for fiscal 2001 and 2000. The effect of this change is presented in Note 3. If Ahold would not have adopted SFAS No. 87 for its non-U.S. companies under Dutch GAAP for fiscal 2002, the net loss for 2002 would have been approximately EUR 23 higher.

Revaluations

In fiscal 2002, Ahold changed its accounting policy relating to an incidental revaluation of buildings and land in 1988. The accounting change was given retroactive effect in these consolidated financial statements. Dutch GAAP permits the incidental revaluation of properties with an offsetting entry to the revaluation reserve. Ahold will no longer revalue its properties and has reversed the only revaluation it recorded in 1988 for an amount at that time of EUR 44. As preferred under Dutch GAAP, Ahold has adjusted its Dutch GAAP comparative financial position and results for the effect of this change for fiscal 2001 and 2000. As a result of this change, Ahold’s shareholders’ equity as of December 29, 2002 decreased by EUR 17. The effect of this change on fiscal 2001 and 2000 is presented in Note 3.

Goodwill and intangible assets

On November 8, 2000, The Netherlands Council for Annual Reporting (“CAR”) issued RJ 500 “Mergers and Acquisitions” (“RJ 500”) with an effective date of January 1, 2001, whereby early adoption is permitted. Among other things, RJ 500 no longer permits charging goodwill balances directly to shareholders’ equity; instead only capitalization of goodwill and amortization over its estimated useful life is allowed. Effective fiscal 2000, the Company changed its acquisition accounting for all business combinations consummated after December 1, 2000 in partial response to the new guidance of RJ 500 and in line with international developments and with proposed Dutch law. Beginning December 1, 2000, goodwill is capitalized and amortized over the period the Company is expected to benefit from the goodwill, not exceeding 20 years. The impact of this change in accounting for goodwill resulted in a decrease of the Company’s fiscal 2000 net income of EUR 5 and an increase in the Company’s shareholders’ equity of EUR 2,613 as of December 30, 2000. In accordance with RJ 500, effective January 1, 2001, the Company is also required to capitalize brand names acquired as part of a business combination. Such brand names and other intangible assets are amortized over the period the Company is expected to benefit from these intangible assets, not exceeding 20 years.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Restructuring provisions

Upon adoption of RJ 500 as of January 1, 2001, the Company began accounting for its restructuring provisions as part of business combinations in accordance with stricter criteria prescribed by RJ 500 and revised RJ 252 “Provisions” (“RJ 252”). These criteria include the existence of a detailed formal plan identifying at least (i) the business or part of a business concerned; (ii) the principal locations affected; (iii) the location, function and approximate number of employees who will be compensated for terminating their services; (iv) the expenditures that will be undertaken; and (v) the timing of when the plan will be implemented. Further, the Company must raise valid expectations with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. In order to enhance internal consistency, Ahold changed its accounting for business combinations related to restructuring provisions for fiscal 2002. First, for business combinations in fiscal 2000 that were made after December 1, 2000 (the date after which Ahold began capitalization of goodwill as described above under “Goodwill”), restructuring provisions are only recognized upon acquisition if they meet all the criteria in RJ 500/RJ 252. Therefore, Ahold has adjusted its financial position and results for fiscal 2001 and 2000 accordingly to account for such restructuring provisions under RJ 500/RJ 252. Second, for business combinations before December 1, 2000 for which a restructuring reserve was still accrued as of January 1, 2001, Ahold has adjusted these reserves in order to meet the more strict requirements of revised RJ 252, effective January 1, 2001. The effect of this change on fiscal 2001 is presented in Note 3.

Events	after the balance sheet date

In 2002, the CAR amended Guideline 160 “Events after the balance sheet date” (“RJ 160”). RJ 160 prohibits the presentation of dividend payments declared after the balance sheet date as a liability. Dividends declared after the balance sheet date are required to be either recognized as a separate component of shareholders’ equity or disclosed in the notes to the financial statements. However, if a company’s articles of association require the distribution of preferred dividends and the results for the year are sufficient for doing so, the amount payable to holders of preference shares must be recorded as a liability. RJ 160 is effective for fiscal years beginning on or after January 1, 2003 with early adoption encouraged. The Company adopted RJ 160 in fiscal 2002, which did not have a material impact on these consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the assets, liabilities and results of operations of all subsidiaries which Ahold, either directly or indirectly controls. Intercompany balances and transactions have been eliminated in the consolidation. A minority interest is recorded in the balance sheet and the statements of operations for the minority shareholders’ share in the net assets and the income or loss of subsidiaries, respectively. Ahold would not recognize the minority shareholders’ share in the loss to the extent this would result in recording a minority interest receivable balance, unless the minority shareholder has an obligation to fund the shareholders’ deficits of the subsidiary. For fiscal 2002, 2001 and 2000, the minority interest in the net assets and income of subsidiaries mainly relates to the minority shareholders’ interest in Schuitema N.V. (“Schuitema”), in which Ahold has a 73.2% interest and Peapod, the U.S. on-line grocer, in which Ahold had a 51% interest from June 2000 until August 2001 and has a 100% interest after that date.

When Ahold acquired the interest in Schuitema, Ahold agreed that Schuitema could maintain the structure regime (rules applicable to large companies in the Netherlands) which provides Ahold with

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

indirect control over Schuitema. Under the structure regime, direct control rests with Schuitema’s supervisory board through its rights to appoint Schuitema’s management, adopt the annual accounts and approve significant operating decisions. During the periods presented, Ahold had the right to appoint two members and nominate a neutral person to serve as the chairman of the five member supervisory board. In accordance with Schuitema’s shareholder agreement, Ahold has the right to terminate or mitigate the structure regime after having had intensive consultations with Schuitema’s supervisory board and its management team and taking into account the perception of independence of Schuitema in the market. Effective March 31, 2003, a new shareholders’ agreement between Ahold and Schuitema has come into effect, enhancing the influence of Schuitema’s supervisory board in the decision to terminate (or mitigate) the structure regime. (This development must be weighed against legal and corporate governance initiatives enhancing shareholder rights). If the structure regime were to be abandoned (or mitigated), Ahold would exercise direct control over Schuitema as its majority shareholder. Based on these rights Ahold has had effective control over Schuitema and, accordingly, Schuitema has been consolidated for all periods presented.

Foreign currency translation

Subsidiaries, joint ventures and equity investees record transactions in their functional currency, which is the principal currency of the economic environment in which they operate. Transactions in currencies other than the functional currency of the subsidiary, joint venture and equity investee are recorded at the rates of exchange prevailing at the date of the transaction in the accompanying statements of operations. Monetary assets and liabilities in currencies other than the functional currency are translated at the rates of exchange prevailing at the balance sheet date and gains and losses are reported in the statements of operations. Exchange gains or losses from remeasuring certain intercompany loans that are determined to be of a long-term investment nature are recorded directly in shareholders’ equity.

The Company’s reporting currency is the Euro. Upon consolidation, the balance sheets of subsidiaries with functional currencies other than the Euro are translated at the rates of exchange prevailing at the end of the year. The statements of operations denominated in currencies other than Euro are translated at an average exchange rate per quarter. The resulting exchange differences are recorded directly in consolidated shareholders’ equity and are only included in income upon sale or liquidation of the underlying foreign subsidiary or associated company.

The rates of exchange between Euro and US dollar applied were:

1 Euro = x US dollar

	2002	2001	2000
Balance sheet:
Year-end rate	1.0438	0.8836	0.9424
Statements of operations:
1st quarter	0.8780	0.9171	0.9790
2nd quarter	0.9399	0.8648	0.9313
3rd quarter	0.9833	0.9014	0.8941
4th quarter	1.0016	0.8936	0.8696

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

1 US dollar = x Euro

	2002	2001	2000
Balance sheet:
Year-end rate	0.9580	1.1317	1.0611
Statements of operations:
1st quarter	1.1389	1.0904	1.0215
2nd quarter	1.0640	1.1563	1.0738
3rd quarter	1.0170	1.1094	1.1184
4th quarter	0.9984	1.1191	1.1500

Use of estimates

The preparation of Ahold’s consolidated financial statements in conformity with Dutch GAAP and US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those required in the accounting for vendor allowances, purchase accounting, impairment of long-lived assets, pensions and other post-retirement benefits, self-insurance and income taxes. Actual results could differ from those estimates.

All assumptions, anticipations, expectations and forecasts used as a basis for certain estimates within the consolidated financial statements represent good-faith assessments of the Company’s future performance for which it believes there is a reasonable basis and represent the Company’s view only as of the dates they are made. It involves known and unknown risks, uncertainties and other factors that could cause the Company’s actual future results, performance and achievements to differ materially from those forecasted.

Certain risks and concentrations

The Company’s product revenues are concentrated in the retail and food service industry, which is highly competitive and heavily subject to changes in customer behavior. Significant changes in the industry or customer behavior, or the emergence of competitive markets could adversely affect the Company’s operating results. Also, a majority of the Company’s revenue is derived from sales in the food industry, whereby the results of operations are highly dependent on vendor allowances. Significant changes in the pricing and purchase terms in this industry could adversely affect operating results. In addition, a significant portion of the Company’s revenue and results of operations is derived from international activities. Fluctuations of the Euro against foreign currencies, such as the U.S. Dollar, changes in local regulatory or economic conditions or significant dislocations in local distribution channels could adversely affect the Company’s operating results.

The Company maintains the majority of its cash balances and all of its short-term investments with no more than ten financial institutions. The Company invests with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. U.S. Foodservice and its subsidiaries have accounts receivable from several customers in the food service industry and from time to time sells certain receivables by way of securitizations and retains a participating interest. Management of the Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Liquidity and capital resources

Beginning in early 2003, Company-specific business challenges arising as a result of the February 24, 2003 announcement and subsequent developments, described in Note 3 negatively affected the Company’s cash availability and created marketplace concerns regarding its liquidity. This, among other things, led to credit rating downgrades that, coupled with accounting irregularities and errors and the resulting delay in the announcement of the Company’s results, caused the Company to lose, to a significant extent, access to capital markets, which historically was an important source of funding for the Company. Due to these events and their consequent impact on the Company’s compliance with financial covenants in its then-existing credit facilities, on March 3, 2003, the Company entered into a new 2003 credit facility (the “2003 Credit Facility”) to provide it with liquidity to stabilize the Company, replace its 2002 credit facility and cover maturing debt obligations. The 2003 Credit Facility provides for aggregate borrowings of up to EUR 600 and USD 2.2 billion and expires in February 2004.

The 2003 Credit Facility requires the Company and some of its subsidiaries to comply with various covenants (financial and otherwise) which may significantly restrict, and in some cases may prohibit, the Company’s ability and the ability of those subsidiaries to incur additional debt, create or incur liens, pay dividends or make other equity distributions, create restrictions on the payment of dividends or other amounts by those subsidiaries, make loans, acquisitions and investments, incur capital expenses, sell assets, issue or sell the equity of subsidiaries and retire or defease certain debt. It also requires the Company to maintain a specified ratio of adjusted operating income to net interest expense. Certain other debt instruments of the Company also contain various financial and restrictive covenants. In the event that the Company or any such subsidiaries were to fail to meet any of these covenants and were unable to cure any breach or obtain consents to waivers of non-compliance with or otherwise renegotiate these covenants, the lenders under the 2003 Credit Facility and other credit agreements and debt instruments, counterparties to derivative instruments and lessors under some of the Company’s operating leases would be able to elect to accelerate their final maturities and in some cases would have significant rights to sell or otherwise enforce upon assets pledged. The counterparties under these various contracts could also require the Company, among other things, to pay penalties, support its obligations with letters of credit or renegotiate for less favorable terms.

The timely payment of amounts due in the near-term on the Company’s outstanding indebtedness and the continued funding of its business will require substantial cash resources. As of fiscal year-end 2002, EUR 1,273, EUR 56 and EUR 2,530 of the Company’s outstanding long- and short-term borrowings, excluding amounts which have been repaid during 2003, will become due and payable in 2003, 2004 and 2005, respectively. In addition, as of September 15, 2003, the Company had USD 750 and EUR 600 drawn in loans and USD 353 in letters of credit issued under the 2003 Credit Facility. The Company’s current level of indebtedness and other commitments and contingencies could affect its operations in a number of ways, including (1) requiring it to dedicate a substantial portion of our cash flow from operations to service debt, (2) limiting its ability to obtain additional debt financing in the future for working capital, capital expenditures or to refinance existing debt, (3) limiting its flexibility in reacting to industry changes and economic conditions generally and (4) placing it at a competitive disadvantage.

As announced on September 4, 2003, under the direction of the Company’s new President and Chief Executive Officer and new Chief Financial Officer, a primary focus of the Company is on debt

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

reduction through divestments, improving performance and generating free cash flow with working capital management and scrutinizing capital expenditures. Cost reduction programs also have been announced and are being implemented throughout the Company. The Company has begun divesting and will continue divesting non-core businesses and consistently under-performing assets, either in whole or in part, in an effort to focus on core operations. As part of the Company’s new strategic framework, the scope of this divestment program will be expanded, as the Company intends to review its portfolio of businesses with a focus on operations and formats that are capable of appropriate levels of growth and have the potential to become market leaders. The Company is assessing the options available for refinancing existing debt and reducing leverage.

The Company will continue to assess its liquidity position and potential sources of supplemental liquidity in view of its operating performance and other relevant circumstances. Because cash flow from operations alone will be insufficient to repay all of the Company’s maturing indebtedness, the Company’s ability to have sufficient liquidity will depend on, among other things: being able to implement successfully its strategic plans; generating cash flows from operations and from the sale of assets; complying with the terms of its debt agreements and other contractual obligations, including the 2003 Credit Facility; refinancing its existing debt obligations, including the 2003 Credit Facility, obtaining bank loans, raising equity or issuing debt in the capital markets; and maintaining credit ratings.

If funds from these anticipated sources are not available on a timely basis or on satisfactory terms or at all or if these sources are insufficient to pay the Company’s obligations as they mature or to fund the Company’s liquidity needs, the Company and its subsidiaries may be forced to reduce or delay business activities or refinance all or a portion of its debt on or before maturity. In addition, if the Company’s estimates of cash flow, expenses or capital or liquidity requirements change or are inaccurate, it may need to raise additional funds. As a consequence of the issues announced on February 24, 2003, and subsequent related events, the credit rating downgrades, the Company’s consolidated net losses for fiscal 2002, its high debt level and the pledge of a substantial portion of its assets to secure indebtedness, it may be more difficult for the Company to refinance its debt, raise additional funds and improve liquidity on favorable terms. If the Company is unable to raise additional financing when needed, this could materially adversely affect its financial condition, results of operations and liquidity.

In light of its strategic framework and based on current levels of operations, the Company’s management expects to meet short and mid-term working capital, capital expenditures and scheduled indebtedness repayment requirements with cash from operations, proceeds from asset divestitures and the refinancing of debt, including the 2003 Credit Facility, through accessing the capital markets, obtaining bank loans or otherwise.

Intangible assets

Intangible assets primarily consist of goodwill, brand names, customer relationships, favorable operating lease contracts and trade name licenses acquired separately or in business acquisitions. Intangible assets also consist of contractual lease rights and software costs separately acquired and developed internally. These assets are recorded at fair value determined at the date of acquisition of the related underlying business, or at cost if they are internally developed (i.e., software) or separately acquired.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Goodwill represents the excess of the cost of businesses acquired over the fair market value of identifiable net assets at the dates of acquisition. Prior to December 2000, goodwill was charged directly to shareholders’ equity. Beginning December 1, 2000, goodwill is capitalized and amortized over the period the Company is expected to benefit from the goodwill, not exceeding 20 years.

Brand names acquired in business acquisitions after January 1, 2001, are capitalized and amortized over the period the Company is expected to benefit from the brand names, not exceeding 20 years. Brand names acquired have been capitalized at fair value determined using the royalty method, whereby the fair value is based on the present value of the estimated royalty payments that would be expected to be paid for the use of the brand name.

Customer relationships acquired in business acquisitions after January 1, 2001, have been capitalized at fair value determined using the royalty method, whereby the fair value is based on the present value of the estimated royalty payments that would be expected to be paid for the use of the customer relationship. Amortization of customer relationships is calculated over their estimated useful lives, ranging from seven to ten years.

Favorable operating lease contracts acquired in business acquisitions are capitalized based on the present value of the amount by which the contract terms are favorable relative to market prices at the date of acquisition. Favorable operating lease contracts are amortized over the remaining duration of the lease agreements.

Trade name licenses acquired separately or in business acquisitions after January 1, 2001, are capitalized and amortized over the term of the license, generally not exceeding 10 years.

Direct costs relating to the development of software for internal use are capitalized after technological feasibility has been established. All costs incurred prior to the establishment of technological feasibility, as well as overhead, general and administrative and training cost incurred after the establishment of technological feasibility are expensed as incurred. Amortization is calculated over the anticipated useful life of the software assets, ranging from three to five years.

Leases and sale and leaseback transactions

Ahold is the lessee of equipment and buildings under various operating and capital leases. In accordance with Dutch GAAP, the Company classifies its leases as capital leases or operating leases based upon whether the lease agreement transfers substantially all the risks and rewards of ownership. For leases determined to be capital leases, an asset and liability are recognized at an amount equal to the lower of fair value of the leased asset or the present value of the minimum lease payments during the lease term. Such assets are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset taking into account the residual value, with depreciation included in depreciation expense. Leases that do not qualify as capital leases are classified as operating leases, and the related rental payments are expensed on a straight-line basis over the lease term. Payments made to the Company representing incentives to sign a new lease are recognized on a straight-line basis over the term of the new lease.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Ahold also enters into sale and leaseback arrangements with various financial institutions, whereby the Company sells certain of its retail properties and simultaneously leases them back from the purchaser. Generally, only minor continuing involvement in these properties other than the required lease payments is maintained. If these transactions are established at fair value, and substantially all risks and rewards of ownership are transferred to the buyer-lessor, the gain or loss on the transactions is recognized in the consolidated statements of operations immediately. If not, the transactions are recorded as financings and any gains are deferred and amortized over the term of the lease, while losses are recognized immediately.

In some instances, Ahold incurs construction costs for properties expected to be completed and sold within one year in sale and leaseback transactions. These construction costs are classified as other current assets until the sale and leaseback occurs.

Tangible fixed assets

Tangible fixed assets are stated at cost or the fair value at the time they are acquired in a business acquisition, less accumulated depreciation. Expenditures for improvements are capitalized; repairs and maintenance are expensed as incurred. Prior to 2001, major repairs and maintenance projects were accrued as the related assets were used. Effective January 1, 2001, upon the adoption of RJ 252, the Company began expensing the cost of major repairs and maintenance projects as incurred. Depreciation is computed using the straight-line method based on the estimated useful lives of the related assets, taking into account the residual value. Depreciation of capitalized leases and leasehold improvements is calculated over the lesser of the lease term or the estimated useful life of the asset. The estimated useful lives are:

Stores	30 – 40 years
Other buildings	25 – 30 years
Leasehold improvements	7 – 12 years
Machinery and equipment	3 – 12 years
Other fixed assets	5 – 8 years

The useful life of land is considered indefinite. Interest incurred during construction is capitalized as part of the related asset.

Impairment of long-lived assets

Fixed and intangible assets held and used by the Company are evaluated for impairment if there are changes in circumstances that indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its recoverable amount, calculated as the higher of the net selling price or the discounted future net cash flows expected to result from the use of the asset and its eventual disposition. Fixed and intangible assets are grouped at the lowest level of identifiable cash flows for this analysis (e.g. on a store by store basis), while goodwill is grouped and assigned to each reporting unit of the Company, defined as one level below its operating segments. If such assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the net realizable value of the assets and is recorded as a charge to operating income. The most

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

significant estimates made in determining discounted future net cash flows include the selection of the appropriate discount rates, residual asset values and the number of years on which to base the cash flow projections. Generally, fixed and intangible assets to be disposed are reported at the lower of carrying amount or fair value less cost to sell the assets.

Investments in joint ventures and equity investees

Investments in joint ventures and other companies (“equity investees”) in which Ahold does not have the ability to directly or indirectly control the financial and operating decisions, but does possess the ability to exert significant influence, are accounted for using the equity method. Under the equity method, as applied under Dutch GAAP, the investment is carried at the cost of the Company’s share in the net assets of the joint venture or equity investee excluding goodwill, plus the Company’s share in income or losses since acquisition, less dividends received. Ahold’s share in the net income (loss) of these investments is recorded in the line “Share in income (loss) of joint ventures and equity investees” in the consolidated statements of operations. Generally, significant influence is presumed to exist if at least 20% of the voting stock is owned by Ahold. Goodwill arising from these acquisitions is recorded under goodwill on the balance sheet and amortized over a period not exceeding 20 years. Amortization of goodwill is recorded in the line “Goodwill and intangible asset amortization” in the consolidated statements of operations.

Equity investees in which Ahold does not have the ability to exercise significant influence are accounted for by the cost method. Dividends and other gains and losses from these investments are recorded under “Other financial income and expense” in the consolidated statements of operations.

The Company periodically reviews its equity investments for which fair value is less than the carrying value to determine if the decline in value is other than temporary. If the decline in value is judged to be other than temporary, an impairment loss is recognized in operating income to reduce the carrying value of the investment to its fair value.

In case an equity investees’ equity becomes negative, the Company continues to record the share in losses for those equity investees in “investments in joint ventures and equity investees”, if it has either issued declarations of assumption of liability or has a firm intention to enable, up to the Company’s share, payments of debts by the equity investee. Any direct or indirect loans with those equity investees are provided for to the extent of their non-recoverable amount.

Value Added Service Providers

The Company’s wholly owned food service subsidiary in the U.S., U.S. Foodservice (“USF”) has product financing arrangements with five Value Added Service Providers (“VASPs”). USF does not own any shares in the VASPs, nor does it have any voting interest in these companies. Each VASP, at the request or with the consent of USF, will purchase certain commodities and products from third parties, then mark-up and resell such products to USF. Although these VASPs are not owned by USF, they are almost entirely dependent on their sales to USF. The VASPs provide varying degrees of support to USF primarily in the purchase of private label and signature brand products. USF engages in direct business discussions with the VASPs’ ultimate vendors to ensure price, product specification and quality requirements are met and to take advantage of volume purchasing power. The VASPs’ purchases are funded almost entirely by USF with interest-free advances and by the extension of trade

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

credit by vendors, some of which has been guaranteed by USF. A portion of the VASP sales price to USF is subsequently passed back to USF, leaving the VASP with a predetermined, per transaction fee. The transaction fee, which includes reimbursements for holding costs associated with the inventory, is intended to be sufficient to allow the VASPs to recover substantially all of their operating costs with a limited profit. USF uses the invoice price from the VASPs as its cost in sales made to its customers under “cost plus” contracts. Additionally, since USF has guaranteed certain of the obligations of the VASPs and ultimately retains the risks and rewards related to the inventory and related payables of the VASPs, Dutch GAAP and US GAAP require the recognition of certain of these inventories and related payables of the VASPs within Ahold’s consolidated financial statements, consistent with the approach under SFAS No. 49 “Accounting for Product Financing Arrangements”.

As of December 29, 2002 and December 30, 2001, the Company has recorded accounts receivable due from the VASPs of EUR 116 and EUR 102, respectively, and payables to the VASPs in the amount of EUR 159 and EUR 87. Additionally, under the SFAS No. 49 accounting approach described above, Ahold has recorded VASP inventory and related trade payables in the amount of EUR 59 and EUR 46 at December 29, 2002 and December 30, 2001, respectively. The Company recorded approximately EUR 2.8 billion, EUR 1.7 billion and EUR 0.9 billion, representing approximately 18%, 16% and 16% of USF’s cost of sales related to purchases through VASPs in fiscal 2002, 2001 and 2000, respectively.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition, net of vendor allowances applicable to inventory. The cost of inventories is determined using the first-in, first-out (FIFO) method.

Accounts receivable

Accounts receivable are carried at estimated net realizable value. Allowances are recorded, if necessary, in an amount considered by management to be sufficient to meet future losses related to the collectibility of the accounts receivable. The Company sells certain customer receivables to specific non-consolidated qualifying special purpose entities in return for cash and a participation interest in these companies. Losses on sales of receivables vary on a monthly basis and are generally related to short-term interest rates that are charged to the Company on its participation interest. Accounts receivable sold under these conditions are excluded from accounts receivable presented in the Company’s consolidated balance sheets. The retained interest in the qualifying special purpose entities is included in accounts receivable presented in the Company’s consolidated balance sheet.

Cash and cash equivalents

Cash and cash equivalents include all cash on hand balances and short-term highly liquid investments with original maturities of three months or less.

Derivative financial instruments

The Company utilizes derivative financial instruments to hedge its primary market risk exposures, including risks related to foreign currency exchange rates, interest rates, and to a lesser extent, exposure to commodity price movements. Derivative instruments designated and qualifying as hedges

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

under applicable hedge accounting rules are not included in the Company’s balance sheet; rather, any associated gains or losses on the instruments are deferred and are recognized in the statement of operations in the same period in which the underlying hedged exposure affects earnings. Instruments that are not designated as hedges, or that fail to qualify for hedge accounting, are included in the Company’s balance sheet at fair value, with changes in value recognized in current period income.

Stock-based compensation

The Company accounts for its stock-based compensation plans using the intrinsic-value method prescribed under Dutch GAAP. Accordingly, the Company computes compensation costs for each employee stock option granted as the amount by which the quoted market price of the Company’s common shares on the date of grant exceeds the exercise price of the stock option, similar to the approach under Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees” which is applicable under US GAAP. Note 11 presents pro forma disclosures of net income (loss) and net income (loss) after preferred dividends per share as if the fair-value based method of accounting had been applied, consistent with the disclosure requirements of SFAS No. 123 “Accounting for Stock Based Compensation”.

Pension and postretirement benefits

Ahold has pension, supplemental health and welfare plans in The Netherlands, the U.S. and in other areas of its business. The plans cover a substantial number of employees within The Netherlands, the U.S. and other areas and have been established in accordance with applicable legal requirements, customs, and existing circumstances in each area of its business. The plans are accounted for under the provisions of SFAS No. 87 and SFAS No. 106, in its primary financial statements as specifically allowed under Dutch GAAP.

Under SFAS Nos. 87 and 106, the determination of the projected benefit obligation and net periodic pension/benefit cost is dependent on the selection of assumptions by management to be used by actuaries in measuring these amounts. The assumptions used are described in Note 22 and include, as appropriate, the discount rate, the expected long-term rate of return on plan assets and the rates of increase in compensation and health care costs, employee turnover, mortality and retirement ages, future salary and benefit levels, claim rates under medical plans and future medical costs. Differences between actual results and those expected based on the assumptions are accumulated and amortized over future periods. Net periodic pension/benefit cost primarily represents the increase in the benefit obligation attributable to service during the year plus the interest on the beginning of the year benefit obligation (a discounted measurement), net of the expected return on plan assets.

In the event that the accumulated benefit obligation, calculated as the actuarial present value of the benefits attributed to employee service rendered until the balance sheet date and based on historical compensation levels (i.e. without assumptions of future compensation levels), exceeds the fair value of the plan assets and (i) such excess is greater than the existing accrued pension liabilities, (ii) an asset has been recognized as prepaid pension cost, or (iii) no accrued or prepaid pension cost has been recognized, such excess, plus any existing prepaid pension asset or minus any existing accrued pension costs, is recognized as an additional minimum pension liability. The corresponding offset is recorded as a separate component of the Company’s shareholders’ equity.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Obligations for contributions to defined-contribution pension plans are recognized as expenses as incurred in the consolidated statements of operations.

In certain areas of its business, the Company also provides postretirement benefits other than pensions. The cost relating to such benefits consists primarily of the present value of the benefits attributed on an equal basis to each year of service, interest cost on the accumulated postretirement benefit obligation, which is a discounted amount, and amortization of the unrecognized transition obligation.

Unrecognized prior service costs related to pension plans and postretirement benefits other than pensions are amortized by assigning a proportional amount to the consolidated statements of operations over a number of years reflecting the average remaining service period of the active employees.

Pension information for all plans is presented in a form that is consistent with the relevant US GAAP standard, SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. Ahold adopted this statement for plans outside the U.S. for fiscal 2002 to unify its principles of accounting for these plans. The comparative balance sheet and statement of operations have been restated to reflect the effect of a change in accounting policy, as permitted under Dutch GAAP, and as further described in this Note and in Note 3.

Deferred income taxes

Deferred income tax assets and liabilities are recorded for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted rates in effect in the year the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the Company’s statements of operations in the period of the enactment of the change in tax rates. Deferred tax assets are recognized without a valuation allowance only to the extent that it is probable that a benefit will be realized in the future based on currently available evidence. If a valuation allowance is recorded against deferred tax assets related with an acquired entity’s deductible temporary differences or net operating loss or tax credit carry forwards at the acquisition date, the subsequent realization of tax benefits for those items is applied to (a) first, to reduce to zero any goodwill related to the acquisition, (b) second, to reduce to zero other intangible assets related to the acquisition, and (c) third, to reduce income tax expense.

All current and non-current deferred tax assets and liabilities of tax-paying components of the Company within each particular tax jurisdiction are offset and presented as a single amount, respectively. Current deferred tax assets and liabilities are not significant for the periods presented.

Restructuring provisions

A restructuring provision is recognized when certain criteria are met. These include the existence of a detailed formal plan, identifying at least (i) the business or part of a business concerned; (ii) the principal locations affected; (iii) the location, function and approximate number of employees who will be compensated for terminating their services; (iv) the expenditures that will be undertaken; and

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

(v) the timing of when the plan will be implemented. Further, the Company must raise a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. The provision is limited to termination payments to employees, continuing rent obligations, and other expenditures necessarily entailed by the restructuring.

Other provisions

Ahold recognizes provisions for liabilities and probable losses that have been incurred as of the balance sheet date and can be reasonably estimated. A provision is recognized when (i) the Company has a present obligation (legal or constructive) as a result of a particular event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate can be made of the amount of the obligation.

Other provisions include commitments for supplementary or severance payments. The supplementary payments relate to occupational disability. The severance payments relate to commitments of the Company made to terminate employment before the normal retirement date or the termination of redundant personnel. Ahold accrues occupational disability and severance payments that vest or accumulate if the employee’s rights to the payments are attributable to services already rendered and if payment is probable and can be reasonably estimated. When severance payments are part of a restructuring activity, this determination is made in accordance with the policy on restructuring stated above.

The Company also records provisions for unavoidable costs to fulfill agreements that exceed the expected gains from such agreements. Provisions for claims, disputes and legal proceedings are recorded if it is probable that the Company will be liable in a proceeding, for the estimated amount at which the liability can be settled. If the amount for which the liability can be settled cannot be reliably estimated, the claim, dispute or legal proceeding is disclosed, if it is expected to be significant.

All provisions are undiscounted, with the exception of provisions for unfavorable lease contracts. Such provisions are stated at the present value of the future obligations.

The Company is self-insured for certain losses related to general liability, commercial auto liability and workers’ compensation. The Company has stop-loss coverage to limit the exposure arising from these claims. It is the Company’s policy to record its self-insurance liabilities based on claims filed and an estimate of claims incurred but not yet reported. The Company’s estimate of the required liability of such claims is recorded on a discounted basis, utilizing an actuarial method, which is based upon various assumptions that include, but are not limited to, historical loss experience, projected loss development factors, actual payroll costs and other data.

Net sales

Ahold generates and recognizes sales to retail customers at the point of sale in its stores and upon delivery of groceries to Internet customers. Ahold also generates sales from the sale of products to food service customers and retail franchisees, which are recognized upon delivery. In addition, Ahold recognizes income from franchisee fees based on contractual arrangements over the term of the contracts. Sales to retail franchisees and franchise fees amounted to EUR 1,281, EUR 1,181 and

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

EUR 1,090 for fiscal 2002, 2001 and 2000, respectively. Discounts earned by customers through agreements or by using their bonus or loyalty cards, are recorded by the Company as a reduction of the sales price at the time of the sale.

Generally, sales and cost of sales are recorded on a gross basis, based on the gross amount collected from the customer and the amount paid for the product to the vendor. However, for certain products or services, such as the sales of lottery tickets, third-party prepaid phone cards, stamps and public transportation tickets that the Company sells, the Company has determined that it acts as the de facto agent based on criteria as set forth in the Guidelines for Annual Reporting in The Netherlands 270 “Statement of Operations”. For these transactions, the Company records the amount of the net margin in its sales.

Cost of sales

This includes the purchase price of the products sold, as well as the costs of purchasing, storing, rent, depreciation of tangible fixed assets, salaries and transporting the products. Vendor allowances are generally deducted from cost of sales.

Vendor allowances

The Company receives various types of vendor allowances in the form of up-front payments (or lump sum payments or pre-paid amounts), rebates (in the form of cash or credits), and other forms of payments that effectively reduce the Company’s cost of goods purchased from the vendor or the cost of promotional activities conducted by the Company that benefit the vendor.

The most common allowances offered by vendors are (i) volume allowances, which are off-invoice or amounts billed back to vendors based on the quantity of products sold to customers or purchased from the vendor and (ii) promotional allowances, which relate to cooperative advertising and market development efforts. Vendor allowances are only recognized in income if evidence of a binding arrangement exists with the vendor. The timing of recognition depends on the facts and circumstances as described below for the various types of arrangements.

Slotting and stocking allowances that are paid by vendors in return for introducing their new products in a store, up-front payments by vendors and rebates received relating to volume allowances are recognized on a systematic basis as a reduction of the purchase price of the related products as they are purchased or sold. If these volume allowances are contingent on achieving certain minimum volume targets, the allowances are recognized only to the extent it is probable that the minimum volume targets will be achieved and the amount of the allowance can be reasonably estimated.

Scan billback promotional programs involve amounts billed back to vendors based on scan data, in some cases adjusted to compensate for scanning errors and/or administrative costs.

Payments from vendors for promotional allowances are initially deferred and subsequently recognized when the advertising or other marketing activities specified in the contract are performed by the Company for the vendor. If no specific performance criteria are defined in the contract, the allowance is deferred over the term of the contract.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Other vendor allowances mainly relate to display allowances paid by vendors in return for displaying their products in a specific manner or location and other lump sum payments. These payments are generally recognized as an offset to the cost of products sold over the term of the agreement if a specific commitment term is indicated or upon completing the criteria indicated in the contract.

Selling expenses

Selling expenses consist of wages and salaries of retail and food service personnel, store expenses, rent of stores and food service facilities, depreciation of Company owned locations, advertising costs and other selling expenses.

General and administrative expenses

General and administrative expenses consist of salaries and wages of Ahold’s operating companies’ main offices and Ahold’s corporate offices, rent and depreciation of those facilities, restructuring costs and other general and administrative expenses.

Net income (loss) after preferred dividends per common share

Net income (loss) after preferred dividends per common share – basic is computed using the weighted average number of common shares outstanding during the period. Net income (loss) after preferred dividends per common share – diluted incorporates the dilutive effect of incremental shares issuable upon the assumed exercise of stock options and upon assumed conversion of the Company’s convertible subordinated notes as if conversion to common shares had occurred at the beginning of the fiscal year. Net income (loss) after preferred dividends also has been adjusted for interest expense on the convertible subordinated notes in calculating net income (loss) after preferred dividends per common share – diluted. The weighted average number of common shares outstanding is retroactively adjusted for stock dividends. In 2002 the adjustment factor to calculate the weighted average number of shares has not been changed, because the factor was slightly higher than 1.

Consolidated statement of cash flows

The consolidated statements of cash flows is presented using the indirect method, in a form that is consistent with that required by International Accounting Standard No. 7 “Cash flow statements”. The changes in assets and liabilities of subsidiaries and equity investees with functional currencies different than the Euro, are translated per quarter using an average exchange rate. The cash flows are adjusted for changes in assets or liabilities that are acquired in business acquisitions. The net balance of the acquired assets and liabilities is presented, including the goodwill paid, on the line “Acquisition of consolidated subsidiaries”. Cash flows resulting from exceptional items are accounted for by their nature as cash flows from operating, investing or financing activities.

Recently issued Dutch GAAP accounting pronouncements

In 2002, the CAR amended Guideline 270 “Profit and loss account” (“RJ 270”). RJ 270 changed the definitions of an “exceptional item” and an “extraordinary item” in the statements of operations. Exceptional items relate to events or transactions resulting from ordinary operations that must be separately presented because of their nature, volume or infrequency. Examples of exceptional items include restructuring expenses, profits or losses related to the termination or divestment of business activities, and the cumulative effect of changes in accounting principles. Extraordinary items relate to events or transactions that are unrelated to normal business activities. Examples of extraordinary items include losses resulting from expropriation and losses resulting from natural disasters such as earthquakes and floods. RJ 270 is effective for fiscal years beginning on or after January 1, 2003.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Transition to International Financial Reporting Standards

According to European Union (“EU”) regulations, all listed companies in the EU will be obliged to apply the International Accounting Standards and International Financial Reporting Standards of the International Accounting Standards Board (“IASB”) in their financial statements by 2005. The Company is currently engaged in the transition to achieve compliance with these standards. The change to the standards of the IASB may lead to restatement of the financial information for the periods presented in these financial statements.

3 Restatements and reclassifications of the consolidated financial position and results for 2001 and 2000 under Dutch GAAP

On February 24, 2003, Ahold announced that net income and income per share would be significantly lower than previously indicated for fiscal 2002 and that its financial statements for fiscal 2001 and 2000 would be restated. Ahold indicated that these restatements primarily related to overstatements of vendor allowance income at USF and the deconsolidation of five current or former joint ventures: ICA Ahold AB (“ICA”), Disco Ahold International Holdings N.V. (“DAIH”), Bompreço S.A. (“Bompreço”), Jeronimo Martins Retail (“JMR”) and Paiz Ahold N.V. (“Paiz Ahold”). Ahold also announced forensic investigations into accounting irregularities at USF and into the legality and accounting treatment of certain questionable transactions at Disco.

In addition to the USF and Disco investigations, the Company commenced investigations into the facts and circumstances surrounding certain letters that were the basis for the historical consolidation of the aforementioned joint ventures (other than JMR) (the “Control Letters”), and certain previously undisclosed related side letters that nullified the effect of the Control Letters (the “Side Letters”), the disclosure of which resulted in the decision to deconsolidate those joint ventures. On March 24, 2003, Ahold’s Audit Committee ordered the commencement of a series of additional investigations at 17 Ahold operating companies and real estate companies and at the parent company to assess whether accounting irregularities, errors and/or issues existed, the integrity of management, and the adequacy of internal controls.

The USF investigation identified accounting fraud relating to fictitious and overstated vendor allowance receivables and improper or premature recognition of vendor allowances and an understatement of cost of goods sold. The investigation found that certain senior officers of USF and other employees were involved in the fraud. It was also found that inappropriate vendor allowance accounting had existed at the date of the acquisition of USF. The Disco investigation found a series of suspicious transactions, some of which involved the use of fictitious invoices to conceal or mischaracterize payments, or payments that were otherwise improperly documented. In addition, in some instances, these payments were improperly capitalized rather than expensed.

The investigation into the Control Letters and the Side Letters found that there had been concealment of the Side Letters, which nullified the effect of the Control Letters. As a result, the Company determined that it was inappropriate to consolidate these joint ventures into Ahold’s financial statements. The additional internal investigations found accounting irregularities at Tops, consisting of intentional improper recognition of vendor allowances and pervasive earnings management, and at Giant Carlisle, consisting of pervasive earnings management although involving relatively small amounts. The

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

investigations also concluded that certain accounting irregularities had occurred at the Ahold parent company. In addition, these investigations found varying degrees of earnings management and/or other accounting errors or issues at the Ahold parent company and at the other operating and real estate companies reviewed.

As a consequence of the events announced on February 24, 2003, Ahold’s then Chief Executive Officer and Chief Financial Officer resigned effective March 10, 2003. Numerous other personnel changes have also been made, including changes at USF, Disco and Tops and at the Ahold parent company. The Company and the Audit Committee reviewed all of the accounting issues identified in the internal investigations, which included 470 separately identified items. As a result of this, Ahold has determined that it was necessary to make adjustments to its financial statements. The restated fiscal 2001 and 2000 financial position and results reflect these adjustments, which relate to (i) the deconsolidation of companies not controlled by Ahold; (ii) improper or premature recognition of vendor allowances; (iii) the misapplication of accounting principles or misuse of facts relating to acquisition accounting; (iv) improper accounting for certain reserves, allowances and provisions; (v) improper accounting for certain real estate transactions; and (vi) certain other accounting issues and items arising as a result of errors in the application of Dutch GAAP and US GAAP.

In addition to the adjustments referred to above, the Company adjusted its comparative financial position as of December 30, 2001 and results for fiscal 2001 and 2000 for certain reclassifications and changes in its accounting principles with respect to pensions, revaluations of properties, and restructuring provisions as described in Note 2.

The effect of the corrections of errors and changes in accounting principles on net income for fiscal 2001 and 2000 is set forth in the table below. Restatements of EUR 26 relating to periods prior to fiscal 2000 were recorded as a reduction of opening retained earnings as of January 2, 2000.

		fiscal 2001	fiscal 2000
Net income under Dutch GAAP as previously reported		1,113	1,116
Correction of errors:
Deconsolidation of joint ventures	(a)	—	—
Adjustment resulting from deconsolidation	(b)	(5)	(10)
Vendor allowances	(c)	(215)	(103)
Acquisition accounting	(d)	(36)	(8)
Reserves, allowances and provisions	(e)	(33)	(38)
Real estate transactions	(f)	2	(26)
Other	(g)	(53)	(21)
Change in accounting principles (Note 2):
Pensions		16	11
Revaluations		(4)	(1)
Restructuring provisions		(35)	—

Net income under Dutch GAAP as restated		750	920

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The effect of the corrections of errors and changes in accounting principles on shareholders’ equity as of December 30, 2001 is as follows:

		December 30, 2001
Shareholders’ equity under Dutch GAAP as previously reported		5,892
Correction of errors:
Deconsolidation of joint ventures	(a)	—
Adjustment resulting from deconsolidation	(b)	4
Vendor allowances	(c)	(418)
Acquisition accounting	(d)	71
Reserves, allowances and provisions	(e)	(105)
Real estate transactions	(f)	(44)
Other	(g)	30
Change in accounting principles (Note 2):
Pensions		78
Revaluations		(22)
Restructuring provisions		10

Shareholders’ equity under Dutch GAAP as restated		5,496

The adjustments relating to accounting errors affecting the statements of operations for fiscal 2001 and 2000 and the balance sheet as of December 30, 2001 consist of the following:

(a) Deconsolidation of joint ventures

Prior to fiscal 2002, the Company consolidated its joint venture interests in ICA, DAIH, Bompreço and Paiz Ahold based upon the Control Letters among the shareholders that seemingly gave control over the joint ventures to Ahold. The Company subsequently determined that Side Letters had been executed by the relevant shareholders that nullified the effects of the Control Letters. As a result, management concluded that the Company did not control these joint ventures. Additionally, prior to 2002, the Company had consolidated JMR. In light of the evaluation of the accounting for the other joint ventures, the Company reconsidered its accounting for JMR and concluded that it had significant influence, but not control over JMR. The Company concluded that consolidation of the aforementioned joint ventures was inappropriate under Dutch GAAP and US GAAP, since the Company did not control them.

The restated financial position as of December 30, 2001 and results for fiscal 2001 and 2000 reflect adjustments to deconsolidate the aforementioned joint ventures and account for them using the equity method of accounting, with the exception of Bompreço, which has been consolidated since July 2000, when Ahold acquired the remaining voting shares, obtaining majority voting control over Bompreço. DAIH has been consolidated since July 2002, when Ahold obtained control of DAIH through the acquisition of additional DAIH shares, that it did not already own.

(b) Adjustments resulting from deconsolidation

The Company recorded restructuring accruals under purchase accounting relating to the acquisition of its 50% interests in Paiz Ahold in December 1999 and in ICA in April 2000 and subsequent changes to such accruals in 2001 related to ICA. Since Ahold did not obtain control over Paiz Ahold and ICA

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

when the respective joint venture interests were acquired, it was not appropriate to record such restructuring accruals under Dutch GAAP or US GAAP. The restated consolidated financial position as of December 30, 2001 and results for fiscal 2001 and 2000 reflect adjustments to eliminate the restructuring provisions recorded under purchase accounting, to record the related effect on goodwill and goodwill amortization, and to record Ahold’s share of the actual costs related with such restructurings during the respective periods. Ahold recorded its share of restructuring costs (after taxes) in the amount of EUR 5 and EUR 10, for fiscal 2001 and 2000, respectively. As a result of these restatements, shareholders’ equity as of December 30, 2001 increased by EUR 4.

(c) Vendor allowances

As a result of the findings of the investigations at USF and Tops, the Company determined that its income from vendor allowances for fiscal 2001 and 2000 was overstated due to the intentional and unintentional misapplication of Dutch GAAP and US GAAP and the intentional inappropriate accounting for and mischaracterization of cash receipts which led to the recognition of vendor allowances before it was appropriate to do so under Dutch GAAP and US GAAP. Furthermore, certain vendor allowances were misclassified as revenue instead of as a reduction of cost of sales or selling expense, general and administrative expenses, as required under Dutch GAAP and US GAAP.

The restated consolidated financial position and results reflect adjustments to correct overstated vendor allowance income, to correct for the timing of the recognition of vendor allowances, and to reclassify certain vendor allowances from net sales to cost of sales.

The Company determined that net receivables from vendors at the date of the USF acquisition in fiscal 2000 did not exist at the time. In addition, the Company determined that, at the date of acquisition, a liability for deferred revenue related to vendor allowances, that were not yet earned, were not recorded. Furthermore, the Company determined that a liability should have been recognized at the date of acquisition for amounts that had been overbilled to vendors for vendor allowances. The total amount of these adjustments led to an overstatement of net assets acquired by EUR 70.

Under Dutch GAAP and taking into consideration recent guidance under International Financial Reporting Standards Exposure Draft No. 3 “Business Combinations”, the adjustment to the vendor allowance receivable, is recorded as a retroactive adjustment to the goodwill recorded upon acquisition, since this guidance requires an entity to account for corrections of errors retrospectively, and to present financial statements as if the error had never occurred. Therefore, the carrying amount of an identifiable asset that is adjusted as a result of an error correction is calculated as if its fair value at the acquisition date had been recognized at that date. Goodwill recognized in prior periods is adjusted retrospectively by an amount equal to the fair value at the acquisition date of the identifiable asset being adjusted. Accordingly, the Company has restated its financial statements to reallocate the amount of consideration paid in the USF acquisition to goodwill. As a result, the Company’s shareholders equity as of December 30, 2000 under Dutch GAAP was reduced by EUR 70. Under US GAAP, the adjustments necessary to eliminate these vendor allowance receivables were recognized immediately in the statement of operations. For more information, see Note 32 under “USF purchase accounting adjustments”.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The Company discovered various other misstatements relating to vendor allowance transactions prior to fiscal 2000 resulting of an overstatement of opening shareholders equity as of January 2, 2000 by EUR 30.

In addition to the EUR 100 in adjustments described above, net income for fiscal 2001 and fiscal 2000 decreased by EUR 215 and EUR 103, respectively due to the intentional and unintentional misinterpretation of Dutch GAAP and US GAAP resulting in the inappropriate recognition of vendor allowances before they were earned.

As a result shareholders’ equity as of December 30, 2001 decreased by EUR 418. The impact on the consolidated statement of operation for fiscal 2001 and 2000 is summarized in the following table:

	2001	2000
Impact on consolidated statement of operations for fiscal 2001 and 2000

Net sales	(80)	(44)
Cost of sales	(214)	(104)
Selling, general and administrative expenses	(2)	—

Tax effect	118	56
Share in income (loss) of joint ventures and equity investees	(37)	(11)

Net impact of vendor allowance adjustments on net income	(215)	(103)

(d) Acquisition accounting

In connection with the acquisitions of Superdiplo and the Company’s interest in ICA in December 2000 and April 2000, respectively, Ahold did not properly allocate purchase consideration to certain acquired real estate properties at the respective acquisition dates. The restated consolidated financial position and results for fiscal 2001 and 2000 reflect adjustments to record such assets at their fair values at the acquisition date and the subsequent depreciation thereof. In certain instances, such adjustments to the fair values of these acquired assets affected the amounts of gains that the Company recognized on subsequent sales of these acquired assets and real estate properties, which have been adjusted accordingly.

Ahold has recorded adjustments related to a decrease to the fair value of acquired real estate property at Superdiplo and an increase to the fair value of acquired real estate property at ICA. Since certain of these properties were subsequently sold, the gains recognized on the sale of these properties were decreased accordingly in fiscal 2001 and 2000, respectively.

During fiscal 2001, the Company partially applied the guidance set forth in RJ 252 “Provisions”, by applying it only prospectively for acquisitions after January 1, 2001. For more information, see Note 2 under “Restructuring provisions”. Furthermore, various errors were made in the calculations of the restructuring reserves, which have been adjusted.

In connection with several of the Company’s acquisitions in fiscal 2001, the Company did not allocate purchase consideration to certain identifiable intangible assets upon acquisition. The restated consolidated financial position and results for fiscal 2001 reflect adjustments to record these acquired intangible assets at their fair values at the respective dates of their acquisition and a corresponding reduction of goodwill.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

In connection with Ahold’s acquisition of Stop & Shop, the Company recognized certain pre-acquisition income tax contingency reserves and valuation allowances against deferred tax assets in the acquisition balance sheet. As a result of the completion of the Internal Revenue Service review in fiscal 2001, reserves and allowances should have been reversed with a corresponding decrease in goodwill. As the purchase price adjustment was not made in fiscal 2001, the Company increased shareholders’ equity as of December 30, 2001.

As a result of the aforementioned adjustments, shareholders’ equity as of December 30, 2001 increased by EUR 71 and net income decreased by EUR 36, for fiscal 2001 and EUR 8, for fiscal 2000.

(e) Reserves, allowances and provisions

Prior to fiscal 2002, the Company recorded certain reserves, allowances and provisions related to income taxes, pensions and restructuring expenses. The Company subsequently determined that these reserves, allowances and provisions, and releases thereof, should not have been recorded under Dutch GAAP, since the documentation available was not adequate to support the amounts recorded, or the reserves, allowances and provisions were of a non-specific nature. In addition certain pension and early retirement plans had not been accounted for as defined benefit plans and the charges and accruals related to certain health and welfare plans were not calculated appropriately prior to 2002.

As a result of these adjustments, shareholders’ equity as of December 30, 2001 decreased by EUR 105 and net income decreased by EUR 33, for fiscal 2001 and EUR 38, for fiscal 2000.

(f) Real estate transactions

In fiscal 2001, the Company entered into leveraged lease transactions, in the aggregate USD 638 involving the sale of its interests in 46 separate properties in the U.S. for a total sales price of EUR 722, which generated a net gain of EUR 81, comprising EUR 107 of gains on certain properties and EUR 26 of losses on others. The properties were sold to special purpose entities established by unaffiliated third parties, and in conjunction with the sale were leased back by the Company. Under Dutch GAAP and US GAAP, the Company accounted for the lease arrangements as operating leases. The Company also deferred the EUR 81 net gain related to the sale of these properties and amortized this net gain over the respective lease term of 20 to 25 years.

The Company has chosen to apply for Dutch GAAP the same detailed criteria for testing if a lease should be treated as an operating lease or as a capital lease under US GAAP. Therefore the restated financial position and results for fiscal 2001 have been adjusted to reflect that the leases of seven properties that had been considered operating leases are now considered capital leases under Dutch GAAP. As a result, these seven properties remain on the balance sheet and the related lease obligation is recorded as a financing. The EUR 19 net gain on these properties has been appropriately deferred over the respective lease terms of 20 to 25 years. Additionally, adjustments were made to reflect that a net gain of EUR 62, on the sale of the remaining 39 properties, which qualified as operating leases, should have been immediately recognized in income under Dutch GAAP and not deferred over the remaining lease term, since the sale transactions were made at fair value.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Furthermore, the Company identified a number of other sale and leaseback transactions that occurred in fiscal 2001 and 2000, under which certain leases that had been classified as operating leases should have been classified as capital leases or financing arrangements.

In total, shareholders’ equity as of December 30, 2001 decreased by EUR 44 and net income increased by EUR 2 for fiscal 2001 and decreased by EUR 26 for fiscal 2000.

(g) Other accounting issues and items

In connection with the review of suspicious transactions identified in the course of the investigation of Disco, the Company has determined that certain payments were improperly capitalized as tangible fixed assets in fiscal 2001 for EUR 10. Accordingly, the financial position and results of operations for fiscal 2001 were adjusted to appropriately expense the capitalized amounts and record a EUR 5 related contingency provision.

Following the discovery that the Company should not have consolidated its joint venture interest in Bompreço, due to the existence of Side Letters, management concluded that the Company did not control this joint venture prior to July 2000. The restated financial position and results for fiscal 2001 and 2000 reflect adjustments to deconsolidate Bompreço and account for it on an equity basis until July 2000, when Ahold acquired additional shares, thereby obtaining majority voting control. As a result of the consolidation as of July 2000 the assets should have been recorded at fair value at that time. The fair valuation of the assets, mainly consisting of properties, has resulted in a step-up increase in the fair value of EUR 51, and corresponding decrease in the value of goodwill previously written off to shareholders’ equity.

Ahold’s subsidiary Schuitema did not consolidate its 82% interest in the net assets of C.V. Eemburg (“Eemburg”). The Company reviewed its ability to govern strategic, operational and financial policies of Eemburg and concluded that the Company had control and should have consolidated Eemburg. The Company’s interest used to be recorded at historical cost and the properties of Eemburg had been revalued at the end of each reporting period. Furthermore, Schuitema issues loans to certain franchisees and fully provides for these loans, based on the assumption that the amount would not be repaid by the franchisees. The Company treats the scheduled redemptions as a deduction to income over the period of the loan and consequently reversed the provision for bad debts.

During the Company’s evaluation of long-lived assets for impairment in fiscal 2002, management noted that there were changes in circumstances that already existed in fiscal 2001, which indicated that the carrying amount of certain of these assets was impaired at that time, but had not previously been recognized. The Company has determined that an impairment of EUR 16 was required in fiscal 2001.

The adjustments described above and other individually insignificant accounting errors discovered in connection with the Company’s review of prior years’ financial records, resulted in a decrease of net income by EUR 53 in fiscal 2001 and EUR 21 in fiscal 2000, respectively. These adjustments resulted in an increase in shareholder’s equity as of December 30, 2001 by EUR 30.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Balance Sheet as of December 30, 2001

	December 30, 2001 as previously reported	Deconsolidation of Joint Ventures	Other Adjustments	December 30, 2001 as restated
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill	4,968	(97)	(280)	4,591
Other intangible assets	681	(47)	338	972

Total intangible assets	5,649	(144)	58	5,563
Tangible fixed assets	14,072	(3,116)	971	11,927
Financial assets
Investments in joint ventures and equity investees	424	(21)	278	681
Deferred tax assets	513	(64)	26	475
Other financial assets	534	613	(29)	1,118

Total financial assets	1,471	528	275	2,274
TOTAL NON-CURRENT ASSETS	21,192	(2,732)	1,304	19,764
CURRENT ASSETS:
Inventory	5,067	(650)	(37)	4,380
Accounts receivable	3,454	(679)	(427)	2,348
Other current assets	551	(65)	(50)	436
Cash and cash equivalents	1,972	(277)	3	1,698

TOTAL CURRENT ASSETS	11,044	(1,671)	(511)	8,862
TOTAL ASSETS	32,236	(4,403)	793	28,626

LIABILITIES AND SHAREHOLDERS’ EQUITY
SHAREHOLDERS´ EQUITY
Issued and paid-up share capital	295	—	—	295
Reserves	4,522	—	(71)	4,451
Net income (loss)	1,075	—	(325)	750

TOTAL SHAREHOLDERS’ EQUITY	5,892	—	(396)	5,496
MINORITY INTEREST	685	(664)	27	48
PROVISIONS
Pensions and other retirement benefits	351	(62)	310	599
Deferred tax liability	438	(91)	183	530
Other provisions	1,225	(56)	(185)	984

Total provisions	2,014	(209)	308	2,113
NON-CURRENT LIABILITIES
Loans	11,063	(967)	30	10,126
Financial lease commitments	1,512	(6)	871	2,377
Other non-current liabilities	—	—	307	307

Total non-current liabilities	12,575	(973)	1,208	12,810
CURRENT LIABILITIES
Loans payable	1,849	(677)	54	1,226
Income taxes payable	716	(18)	(650)	48
Payroll taxes, social security and VAT	—	(128)	435	307
Accounts payable	6,029	(1,427)	132	4,734
Accrued expenses	1,530	(189)	(145)	1,196
Other current liabilities	946	(118)	(180)	648

Total current liabilities	11,070	(2,557)	(354)	8,159
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	32,236	(4,403)	793	28,626

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Statement of operations for year ended December 30, 2001

	2001 as previously reported	Deconsolidation of Joint Ventures	Other Adjustments	2001 as restated
NET SALES	66,593	(12,195)	(185)	54,213
COST OF SALES	(51,877)	9,694	(44)	(42,227)

GROSS PROFIT	14,716	(2,501)	(229)	11,986
EXPENSES
Selling expenses	(9,651)	1,629	(58)	(8,080)
General and administrative expenses	(2,088)	380	(145)	(1,853)
Goodwill and intangible asset amortization	(166)	—	(90)	(256)
Impairment of goodwill and intangible assets	—	7	(15)	(8)
Gain on disposal of tangible fixed assets	—	—	122	122
Exceptional results	(106)	—	106	—

Total expenses	(12,011)	2,016	(80)	(10,075)
OPERATING INCOME (LOSS)	2,705	(485)	(309)	1,911
FINANCIAL EXPENSE, NET
Interest income	90	25	(6)	109
Interest expenses	(1,021)	169	(69)	(921)
Loss (gain) on foreign exchange	(101)	206	3	108
Other financial income and expense	(1)	3	(5)	(3)

Net financial expense	(1,033)	403	(77)	(707)
INCOME (LOSS) BEFORE INCOME TAXES	1,672	(82)	(386)	1,204
Income taxes	(457)	69	118	(270)

INCOME (LOSS) AFTER INCOME TAXES	1,215	(13)	(268)	934
Share in net income (loss) of associates	14	(112)	(94)	(192)
Minority interests	(116)	125	(1)	8

NET INCOME (LOSS)	1,113	—	(363)	750
Dividend cumulative preferred financing shares	(38)	—	—	(38)

NET INCOME (LOSS) AFTER PREFERRED DIVIDENDS	1,075	—	(363)	712

Net income (loss) after preferred dividend per common share – basic	1.25			0.83
Weighted average number of common shares outstanding (x1,000) – basic	857,509			857,509
Net income (loss) after preferred dividends per common share – diluted	1.23			0.82
Weighted average number of common shares outstanding (x1,000) – diluted	886,797			887,391[1] )

1)	The weighted average number of common shares outstanding – diluted is retroactively adjusted with the adjustment factor for the dilution of the convertible bonds and the stock options.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Statement of operations for year ended December 31, 2000

	2000 as previously reported	Deconsolidation of Joint Ventures	Other Adjustments	2000 as restated
NET SALES	51,542	(10,580)	(129)	40,833
COST OF SALES	(39,655)	8,347	29	(31,279)

GROSS PROFIT	11,887	(2,233)	(100)	9,554
EXPENSES
Selling expenses	(7,905)	1,376	(5)	(6,534)
General and administrative expenses	(1,703)	409	(71)	(1,365)
Goodwill and intangible asset amortization	(5)	—	(45)	(50)
Impairment of goodwill and intangible assets	—	—	—	—
Gain on disposal of tangible fixed assets	—	—	30	30
Loss on related party default guarantee	—	—	—	—

Total expenses	(9,613)	1,785	(91)	(7,919)
OPERATING INCOME (LOSS)	2,274	(448)	(191)	1,635
FINANCIAL EXPENSE, NET
Interest income	87	17	(5)	99
Interest expenses	(809)	155	(45)	(699)
Gain (loss) on foreign exchange	52	(9)	(4)	39
Other financial income and expense	1	(1)	(7)	(7)

Net financial expense	(669)	162	(61)	(568)
INCOME (LOSS) BEFORE INCOME TAXES	1,605	(286)	(252)	1,067
Income taxes	(401)	75	91	(235)

INCOME AFTER INCOME TAXES	1,204	(211)	(161)	832
Share in net income (loss) of associates	14	96	(32)	78
Minority interests	(102)	115	(3)	10

NET INCOME (LOSS)	1,116	—	(196)	920
Dividend cumulative preferred financing shares	(17)	—	—	(17)

NET INCOME (LOSS) AFTER PREFERRED DIVIDENDS	1,099	—	(196)	903

Net income (loss) after preferred dividend per common share - basic	1.49			1.22
Weighted average number of common shares outstanding (x1,000) – basic	737,403			737,403
Net income (loss) after preferred dividends per common share - diluted	1.43			1.19
Weighted average number of common shares outstanding (x1,000) – diluted	795,883			797,121[1] )

1)	The weighted average number of common shares outstanding – diluted is retroactively adjusted with the adjustment factor for the dilution of the convertible bonds and the stock options.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

4 Acquisitions

During fiscal 2002, 2001 and 2000, the Company completed several acquisitions (the “2002 Acquisitions”, the “2001 Acquisitions” and the “2000 Acquisitions”, respectively). Of these acquisitions, the most significant include DAIH, Alliant Exchange Inc, USF, the 50% interest in ICA, PYA/Monarch and Superdiplo. The Company also completed a series of individually insignificant acquisitions that are material in the aggregate. All acquisitions have been accounted for by the purchase method of accounting. The purchase consideration has been allocated based on the estimated fair values of the assets acquired and the liabilities assumed. As discussed in Note 2, any resulting goodwill was immediately charged to shareholders’ equity in the year of acquisition through November 2000. For acquisitions after December 1, 2000, goodwill has been capitalized and is amortized over a maximum period of 20 years. The operating results of all acquisitions are included in the consolidated statements of operations from the respective dates of the acquisitions. The store counts indicated below represent the number of stores operated at the time of acquisition, unless indicated otherwise.

2002 Acquisitions

•	Disco Ahold International Holdings N.V.: In January 1998, Ahold purchased a 50% interest in DAIH from Velox Retail Holdings (“VRH”) , a subsidiary of the Velox Group, for USD 368 (EUR 408). At the end of fiscal 2002, DAIH operated over 350 supermarkets in four Latin American countries: Argentina, Chile, Peru and Paraguay. Until July 2002, VRH was the Company’s joint venture partner in DAIH. As a result of VRH’s default on certain indebtedness, Ahold was required to repay certain debts of VRH and received during July and August 2002, substantially all of VRH’s shares in DAIH (44.1%) for a total cash consideration of USD 448 (EUR 453), thereby assuming full ownership of DAIH. Furthermore, a loan receivable of USD 5 (EUR 5) has been fully written off. The acquisition resulted in an exceptional charge of EUR 372, as also discussed in Note 5. As noted in Note 31, in July 2003, Ahold sold its 99.6% stake in the Chilean operations of DAIH’s subsidiary, Santa Isabel.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the DAIH acquisition:

At August 9, 2002

Intangible assets	12
Goodwill	85
Tangible fixed assets	525
Financial assets	189
Current assets	266

Total assets acquired	1,077

Provisions	(102)
Non-current liabilities	(498)
Current liabilities	(392)

Total liabilities assumed	(992)

Consideration after exceptional charge	85

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The acquired intangible assets have an aggregate weighted-average useful life of approximately 4 years. The intangible assets include software (3-year weighted-average useful life) and keymoney (5-year weighted-average useful life). The EUR 85 of goodwill was assigned to the retail trade segment.

During fiscal 2002, Ahold also acquired the following six individually insignificant entities plus the remaining 30% shares of Indonesia for a total cost of EUR 380, which was paid in cash and assumed debt. Goodwill recognized in these transactions amounted to EUR 232. Goodwill was assigned to the retail trade and food service segments in the amounts of EUR 154 and EUR 78, respectively.

•	Allen Food: On December 5, 2002, USF acquired Allen Foods, Inc., a broadline food service distributor in the U.S., for USD 90 (EUR 89). The acquisition resulted in goodwill of USD 63 (EUR 63), which was assigned to the US Food service segment.

•	Santa Isabel: On October 4, 2002, Ahold, through its wholly owned subsidiaries Gestion, Rentas e Inversiones Apoquindo Limitada and DAIH, completed its tender offer for the outstanding shares of common stock and American Depositary Shares of Chilean supermarket company Santa Isabel S.A. (“Santa Isabel”). In the cash tender offer 190 Chilean Pesos was offered per Santa Isabel share for a total amount of EUR 41. Ahold’s ownership in Santa Isabel S.A. increased from 414,393,680 shares, or approximately 70.2% of the total outstanding shares, to 572,525,100 shares, or approximately 97% of the total outstanding shares. The tender offer resulted in goodwill in the amount of EUR 28, which was assigned to the Latin America retail trade segment. As noted in Note 31, in July 2003, Ahold sold its 99.6% stake in Santa Isabel’s Chilean operations.

•	Lusitana: On September 25, 2002, Ahold, through its wholly owned subsidiary Bompreço S.A. Supermercados do Nordeste (“Bompreço”), acquired nine supermarkets and related assets in Brazil from Supermercados Lusitana Ltda for a total cash consideration of EUR 7. The acquisition resulted in goodwill of EUR 6, which was assigned to the Latin America retail trade segment.

•	Lady Baltimore: On September 12, 2002, USF acquired Lady Baltimore Foods Inc., a broadline food service distributor in the U.S., for approximately USD 29 (EUR 29) in cash. The acquisition resulted in goodwill of USD 15 (EUR 15), which was assigned to the U.S. food service segment.

•	Indonesia: In September 2002, Ahold acquired the remaining outstanding shares (30%) of PSP Group, a supermarket company in Indonesia, for approximately EUR 2 in cash. The acquisition resulted in goodwill of EUR 2, which was assigned to the Asia retail trade segment.

•	Jumbo Hypermarkets: On August 27, 2002, Ahold, through its wholly owned subsidiary Ahold Polska Sp. Z.o.o., completed its acquisition of Jumbo hypermarkets in Poland from Jéronimo Martins Sp. Z.o.o. for EUR 23 in cash. The acquisition did not result in any goodwill.

•	G. Barbosa: In January 2002, Ahold, through its wholly owned subsidiary BR Participacoes e Empreendimontes SA, acquired 32 hypermarkets, supermarkets, and related assets in Brazil, from G. Barbosa for EUR 122 in cash. The acquisition resulted in goodwill in the amount of EUR 112, which was assigned to the Latin America retail trade segment.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

2001 Acquisitions

•	Alliant: In November 2001, USF acquired 100% of the shares of Alliant Exchange, Inc. (“Alliant”) for approximately USD 1,477 (EUR 1,648) in cash, and USD 436 (EUR 487) of assumed debt and off balance sheet securitized receivables of USD 325 (EUR 368). Alliant is a food service distributor to healthcare, restaurant, lodging and other institutional accounts across the U.S. The acquisition resulted in goodwill of approximately EUR 1.5 billion, which was assigned to the US Food service segment.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of the Alliant acquisition.

At November 30, 2001

Intangible assets	372
Goodwill	1,495
Tangible fixed assets	525
Financial assets	73
Current assets	631

Total assets acquired	3,096
Provisions	291
Non-current liabilities	487
Current liabilities	670

Total liabilities assumed	1,448
Consideration	1,648

The acquired intangible assets have a weighted-average useful life of approximately 4 years and are related to computer software and customer relationships.

During fiscal 2001, Ahold also acquired the following six individually insignificant entities for a total cost of EUR 1,299, which was paid in cash and assumed debt. Goodwill was assigned to the retail trade and food service segments in the amounts of EUR 367 and EUR 120, respectively.

•	Bruno’s Supermarkets: In December 2001, Ahold completed its acquisition of Bruno’s Supermarkets (“Bruno’s”) for a total consideration of USD 578 (EUR 644), including assumed debt. Bruno’s is a food retailer operating in the U.S. The acquisition resulted in goodwill of USD 93 (EUR 104), which was assigned to the U.S. retail trade segment. In fiscal 2002, an additional payment of USD 43 (EUR 49) was made to the former owners, which resulted in additional goodwill of EUR 45.

•

Peapod: In addition to its 51% share purchased in 2000, in August 2001, Ahold acquired an additional 12,581,632 shares of the U.S. on-line grocer Peapod’s (“Peapod”) common stock pursuant to a tender offer for a price of USD 2.15 per share, or USD 27 (EUR 30) in the aggregate. Additionally, Ahold exercised warrants to purchase additional shares of Peapod’s

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

common stock and, through a merger, converted the common stock held by minority shareholders into the right to receive cash consideration of USD 2.15 per share, resulting in Ahold owning 100% of Peapod’s outstanding common stock.

Ahold paid approximately EUR 37 for the portion of Peapod that it did not already own as of the end of 2000. The fair value of the net liabilities assumed in 2001 was approximately USD 12 (EUR 13) resulting in goodwill of approximately USD 47 (EUR 53). Combined with the goodwill related to Peapod of approximately USD 55 (EUR 58) purchased during 2000, a total of USD 102 (EUR 111) of goodwill was assigned to the U.S. retail trade segment.

•	Cemetro: In July 2001, Superdiplo completed the acquisition of Supermercados Cemetro for 11,061 Spanish Pesetas, or approximately EUR 66. Cemetro operates a chain of stores on the Canary Islands. The acquisition resulted in goodwill of EUR 44, which was assigned to the Europe retail trade segment.

•	Mutual: In May 2001, USF acquired Mutual Wholesale Company, a broadline food service distributor in the U.S., for approximately (USD 112) EUR 134, including assumed debt of (USD 7) EUR 7. The acquisition resulted in goodwill of (USD 73) EUR 83, which was assigned to the U.S. food service segment.

•	Grand Union: In March 2001, two of Ahold’s U.S. operating companies, Tops Markets (“Tops”) and Stop & Shop, acquired 56 supermarkets and eight sites from C&S Wholesale Distributors, which acquired the locations from Grand Union, for approximately USD 209 (EUR 233). The acquisition resulted in a total of USD 3 (EUR 3) of goodwill, which was assigned to the U.S. retail trade segment, along with approximately USD 77 (EUR 87) intangible favorable lease rights.

•	Parkway: In February 2001, USF acquired Parkway Food Service, a broadline food service distributor in the U.S., for approximately USD 28 (EUR 32). The acquisition resulted in goodwill of USD 19 (EUR 22), which was assigned to the U.S. food service segment.

•	DAIH: In July 2001, Ahold acquired an additional 290 shares in DAIH from its joint venture partner VRH for approximately USD 75 (EUR 86), increasing its percentage in DAIH to 55.9%. The acquisition resulted in goodwill of USD 70 (EUR 80).

•	Bompreço: In December 2001, Ahold completed a public tender offer to delist Bompreço and to acquire the preference shares which were still outstanding. Total consideration paid for these preference shares amounted to EUR 67. This resulted in goodwill of EUR 45.

2000 Acquisitions

•	U.S. Foodservice: In April 2000, Ahold acquired USF for approximately USD 3.6 billion (EUR 3.8 billion), including the assumption of approximately USD 925 (EUR 971) in debt. In July 2000, USF acquired GFG Foodservice, a broadline distributor in the U.S. for approximately USD 22 (EUR 25). These acquisitions resulted in goodwill of USD 3 billion (EUR 3 billion), which was charged directly to shareholders’ equity.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of the USF acquisition.

At April 12, 2000

Goodwill	3,010
Tangible fixed assets	486
Financial assets	280
Current assets	932

Total assets acquired	4,708

Provisions	245
Non-current liabilities	914
Current liabilities	843

Total liabilities assumed	2,002

Consideration	2,706

The acquired intangible assets are related to software, customer list, brand names and other intangible assets and have a weighted-average useful life of approximately 5 years.

•	PYA/Monarch: In December 2000, USF completed its acquisition of PYA/Monarch, a food service distributor in the U.S. for a total cash consideration of approximately USD 1.57 billion (EUR 1.7 billion). PYA/Monarch was previously a subsidiary of Sara Lee Corporation. The acquisition resulted in goodwill of USD 1.3 billion (EUR 1.4 billion) which was capitalized and will be amortized over 20 years.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of the PYA/Monarch acquisition.

At December 5, 2000

Goodwill	1,404
Tangible fixed assets	48
Current assets	668

Total assets acquired	2,120

Provisions	99
Current liabilities	268

Total liabilities assumed	367

Consideration	1,753

•	Superdiplo: In December 2000, Ahold completed a public tender offer for 97.64% of the outstanding shares of the Spanish food retailer, Superdiplo, S.A. As a result, on January 3, 2001, Ahold exchanged 36,849,875 newly issued Ahold common shares, with a value of EUR 1,266, for 49,797,129 Superdiplo shares, representing 97.64% of the outstanding share capital in Superdiplo.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The value of the 36,849,875 Ahold common shares issued was EUR 34.36 per share, based on the market price of Ahold’s common shares on December 29, 2000. During fiscal 2001 and 2002 Ahold increased its shareholdings to 99.97% through the exercise of stock options rights and tender offers. Superdiplo’s assets, liabilities and shareholders’ equity were included in Ahold’s consolidated balance sheets as of December 31, 2000, as the tender offer for Superdiplo’s shares was completed and irrevocable, and the risks and rewards of ownership had passed to Ahold on December 29, 2000. The results of Superdiplo have been consolidated since the beginning of fiscal 2001. The acquisition resulted in goodwill of EUR 1,208.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of the Superdiplo acquisition.

At December 30, 2000

Intangible assets	2
Goodwill	1,208
Tangible fixed assets	305
Financial assets	—
Current assets	229

Total assets acquired	1,744

Provisions	5
Non-current liabilities	128
Current liabilities	345

Total liabilities assumed	478

Consideration	1,266

The acquired intangible assets have a weighted-average useful life of approximately 4 years and are related to computer software. Goodwill arising on this transaction was capitalized and will be amortized over 20 years.

During fiscal 2000, Ahold also acquired the following seven individually insignificant entities for a total cost of EUR 1,030, which was paid in cash, assumed debt, and common shares. The value assigned to common shares issued was EUR 159. Goodwill recognized in these transactions amounted to EUR 726 and was charged directly to shareholders’ equity.

•	The A&P Stores: In September 2000, Ahold acquired the A&P Group in The Netherlands with 123 supermarkets and six hypermarkets. The amount paid was approximately EUR 249. The acquisition resulted in goodwill of approximately EUR 298, which was assigned to the retail trade segment.

•	Streamline: In September 2000, Peapod acquired various assets of Streamline.com, a U.S. on-line shopping and delivery service. Peapod paid approximately USD 12 (EUR 13) for certain facilities of Streamline.

•	Bompreço: In June 2000, Ahold acquired the remaining voting rights from the other shareholders of Bompreço in Brazil. Ahold paid approximately EUR 492 for the portion of Bompreço that it did not already own as of the end of fiscal 1999. The acquisition resulted in goodwill of approximately EUR 428 which was part of the Latin America retail trade segment.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

•	Peapod: In June 2000, Ahold acquired convertible preferred stock of the US on-line grocer Peapod Inc. for EUR 73 that was convertible or exercisable into shares of common stock that, after giving effect to such conversion, would have represented approximately 51% of Peapod’s outstanding common stock. In October 2000, Ahold purchased 2,331,917 shares of Peapod common stock in an open market transaction for EUR 3.

•	Kampio: In January 2000, Ahold acquired the Catalonian supermarket chain Kampio, based in Spain, for approximately EUR 55.

•	Ekono: In January 2000, Ahold acquired Ekono, which had ten large supermarkets in Argentina for approximately EUR 145.

Furthermore, during fiscal 2000, Ahold acquired a 50% joint venture interest in ICA, for approximately EUR 1.8 billion in cash of which EUR 1.4 billion was allocated to goodwill. ICA was formed in 1999 when ICA AB acquired an additional 55% of Norway’s Hakon Gruppen AS, which became a wholly owned subsidiary. In August 1999, ICA entered into a non-consolidated 50/50 joint venture with Statoil.

Pro forma financial data (unaudited)

The following unaudited pro forma financial information presents the combined results of Ahold, DAIH, Alliant, USF, Superdiplo and PYA/Monarch as if the acquisitions had occurred as of the beginning of fiscal 2001 for DAIH, or fiscal 2000 for Alliant, USF, Superdiplo and PYA/Monarch after applying certain adjustments, including amortization of goodwill, interest charges and other related transactions. To calculate earnings per share, the Company has included shares issued in the September 2001 equity offering, used to finance the acquisition of Alliant, and the equity issued to acquire Superdiplo:

Pro forma statement of operations data

	2002 (unaudited)	2001 (unaudited)	2000 (unaudited)
Net sales	63,299	61,034	55,819
Income before interest and taxes	262	2,060	1,905
Net income (loss) after preferred dividends	(1,369)	440	960
Net income (loss) per common share – basic	(1.48)	0.51	1.16
Net income (loss) per common share – diluted	(1.48)	0.50	1.08

The pro forma financial information does not necessarily reflect the results of operations that would have occurred had Ahold, DAIH, Alliant, U.S. Foodservice, Superdiplo and PYA/Monarch constituted a consolidated entity during such periods. See Note 2. All pro forma financial data for 2001 and 2000 are based on the restated historical financial information for these years as described in Note 3. All historical figures shown are actual or, for purposes of comparision restated fiscal 2002, 2001 and 2000 figures. The purchase price paid for all transactions reflects future growth expectations and is not based on historical data. The unaudited pro forma earnings data do not reflect the

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

anticipated synergies from actual integration into Ahold and stand-alone improvements in operating results. The combined pro forma impact of the remaining acquisitions referred to elsewhere in Note 4 would not be significantly different from the historical information.

5 Exceptional loss on related party default guarantee

In January 1998, Ahold purchased a 50% interest in DAIH from VRH, a subsidiary of the Velox Group, for USD 368 (EUR 408). The Velox Group, which was controlled by the Peirano family, also had significant banking activities in Argentina and Uruguay. At the time of Ahold’s purchase of its interest in DAIH, DAIH owned 50.35% of Disco S.A. and 36.96% of Santa Isabel S.A.

At the time of Ahold’s purchase of its interest in DAIH, a subsidiary of Ahold, Croesus, Inc. (formerly Ahold U.S.A., Inc.) (“Croesus”), provided a USD 100 loan to VRH bearing interest at 6% per annum and maturing on January 13, 2008 (the “USD 100 Loan”). The USD 100 Loan was secured by a pledge of 500 shares of DAIH owned by VRH. Pursuant to the terms of a Note Sale Agreement and Transfer Deed, dated August 3, 1998 (the “Note Sale Agreement”), Croesus sold all of its rights under the USD 100 Loan to Stichting Philips Pensioen Fonds and Nationale Nederlanden Levensverzekering Maatschappij (the “Institutional Investors”) and all other related rights (including the rights of Croesus related to the pledged 500 shares of DAIH) for USD 99 (EUR 110). Under the Note Sale Agreement, upon the occurrence of certain events, including a payment default by VRH on other indebtedness, the Institutional Investors had the right to sell to Ahold all of the Institutional Investors’ rights in respect of the USD 100 Loan at a price equal to the outstanding principal amount of the USD 100 Loan, together with interest accrued to the sale date, plus a contractually required payment for breakage costs.

Subsequently, VRH obtained the following additional loans from various financial institutions (the “Lenders”) (collectively, the “Secured Bank Loans”):

•	on September 1, 1999, a USD 190 loan, of which VRH borrowed USD 177, bearing interest per annum at LIBOR plus a margin of 52.5 to 102.5 basis points (depending upon the long-term senior unsecured debt rating for Ahold), maturing on September 1, 2000, subject to extensions for additional one-year terms, and secured by a pledge of 763 shares of DAIH owned by VRH;

•	on December 15, 1999, a USD 38 loan, bearing interest per annum at LIBOR plus a margin of 100 basis points, maturing on December 16, 2000, subject to extensions for additional one-year terms, and secured by a pledge of 156 shares of DAIH owned by VRH;

•	on April 27, 2000, a USD 38 loan, bearing interest per annum at LIBOR plus a margin of 100 basis points, maturing on April 28, 2001, subject to extensions for additional one-year terms, and secured by a pledge of 156 shares of DAIH owned by VRH;

•	on June 9, 2000, a USD 28 loan, bearing interest per annum at LIBOR plus a margin of 100 basis points, maturing on June 9, 2001, subject to extensions for additional one-year terms, and secured by a pledge of 117 shares of DAIH owned by VRH;

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

•	on June 12, 2001, a USD 30 loan, bearing interest per annum at LIBOR plus a margin of 125 basis points, maturing on December 14, 2002, subject to one two-year extension, and secured by a pledge of 122 shares of DAIH owned by VRH; and

•	on May 23, 2002, a USD 24 loan (the “May 2002 Loan”), bearing interest per annum at LIBOR plus a margin of 100 basis points, maturing on May 23, 2005, subject to prepayment under certain circumstances, and secured by a pledge of 302 shares of DAIH owned by VRH.

A portion of the proceeds of the Secured Bank Loans was used to finance VRH’s share of capital investments in DAIH. At the time of each Secured Bank Loan, Ahold agreed with the relevant Lender that, if an event of default occurred in respect of that Secured Bank Loan, Ahold would purchase or cause one of its designated affiliates to purchase from VRH the DAIH shares pledged in connection therewith at a specified price: USD 260,000 per share in the case of all of the Secured Bank Loans except for the May 2002 loan, and USD 82,500 per share in the case of the May 2002 Loan. It was agreed that the proceeds would be paid by Ahold or its designated affiliate to the relevant Lender under the related Secured Bank Loan for amounts owed by VRH to that Lender there under.

On March 5, 2002, Ahold provided a USD 5 unsecured loan to VRH (the “USD 5 Loan”).

No accrual was made in Ahold’s fiscal 2000 financial statements for the contingent liabilities relating to the foregoing arrangements since the likelihood that VRH would default was considered to be remote at the time. Shortly after the end of fiscal 2001, there were indications that VRH and the Velox Group were facing financial difficulties as a result of the deteriorating political and economic situation in Argentina. Based on an evaluation of the positive and negative evidence available to assess the likelihood of a default of VRH as of April 9, 2002, the date of the filing of Ahold’s fiscal 2001 annual report on Form 20-F, Ahold concluded at the time that it was reasonably possible but not probable that VRH would default. The negative evidence included:

a)	the deterioration of the Argentine economy in the latter half of 2001, followed by the enactment of certain economic policies in Argentina in 2002, including a policy under which certain debts denominated in US dollars within the banking sector were adjusted to fix the loans as peso loans on a one-to-one mandatory conversion basis. The Company believes this policy especially affected the Peirano family, whose holdings included Argentine banking assets.

b)	communications from a member of the Peirano family and from VRH management in 2002 indicating the existence of liquidity problems.

The positive evidence included:

•	indications that certain financial institutions were providing support to the Peirano family.

•	confirmations received from a member of the Peirano family indicating an ability and intent to avoid default and remain a long-term partner in DAIH.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

On the balance, the Company believed that while it was reasonably possible, it was not probable as of the date of release of its 2001 financial statements, that VRH would default on its loans. Accordingly, no accrual was recorded in Ahold’s fiscal 2001 financial statements.

The Company’s management believes that the effects of a new law enacted in Argentina, the subsequent devaluation of the Argentine peso, and subsequent actions taken by national banking regulators with respect to the Velox Group banks, all of which happened in 2002, are the primary events that may have ultimately led to Velox’s default. Since a large portion of the Velox Group’s holdings comprised banks in Argentina and Uruguay, these events are believed to have significantly affected not only the Velox Group’s bank in Argentina, but also its bank in Uruguay. Therefore, the Company believes that even in the event that it were to have concluded that Velox’s default was probable at the date of the issuance of the Company’s financial statements on April 9, 2002, the loss would not have been recorded in 2001, because conditions did not exist at the date of the balance sheet being reported on, but rather arose subsequent to that date.

On July 16, 2002, Ahold received a default notice from one of the Lenders, which then triggered defaults under all of the Secured Bank Loans and the Note Sale Agreement. Subsequently, each of the Lenders exercised its right to require that Ahold purchase shares of DAIH pledged to secure VRH’s obligations under the relevant Secured Bank Loan. In accordance with Ahold’s agreements with the Lenders, in July and August 2002, Ahold Latin America, Inc., as the affiliate designated by Ahold, purchased the 1,207 shares of DAIH pledged under all of the Secured Bank Loans except for the May 2002 loan at a price of USD 260,000 per share and the 294 shares of DAIH pledged under the May 2002 Loan at a price of USD 82,500 per share. Of the 1,616 shares of DAIH originally pledged to the Lenders under the Secured Bank Loans, Ahold was obligated to purchase 1,501 shares of DAIH for USD 338 (EUR 341), which provided sufficient funds to the Lenders to pay off VRH’s obligations under the Secured Bank Loans.

Pursuant to the Note Sale Agreement, the Institutional Investors exercised their right to transfer their rights under the USD 100 Loan to Ahold. As a result, Ahold paid the Institutional Investors USD 110 (EUR 111) consisting of the outstanding principal of the USD 100 Loan and interest thereon, plus the required payment for breakage costs. The 500 shares of DAIH pledged as collateral for the USD 100 Loan were transferred to Ahold. Ahold purchased the 500 DAIH shares at a price of USD 40,000 per share, with the purchase price being set off against amounts owed by VRH to Ahold under the USD 100 Loan.

Ahold purchased from VRH the 115 DAIH shares remaining from the pledges of the Secured Bank Loans for a total purchase price of USD 5 (USD 40,000 per share) with the purchase price being set off against remaining amounts owed by VRH to Ahold under the USD 100 Loan.

In connection with the foregoing transactions, Ahold paid the Lenders and the Institutional Investors a total amount of USD 448 (EUR 452). As a result of the foregoing transactions, Ahold assumed full ownership of DAIH.

Since the purchase price for the DAIH shares referred to above exceeded the fair value of the shares acquired, and as a result of writing off the USD 5 Loan, Ahold recorded a EUR 372 loss in connection with this transaction in fiscal 2002.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The loss was calculated as follows:

Fiscal 2002
(amounts in million of USD, except as noted)
Cash paid to Lenders and Institutional Investors	448
Write-off of loan to Velox	5

Total	453
Fair value of 2,116 shares at USD 40,000 per share	(85)

Exceptional loss on Default	368

Exceptional loss on default in EURO	372

6 Goodwill

Goodwill, net of amortization, recorded in the balance sheet as of December 29, 2002 amounts to EUR 3,053. Of this goodwill, net of amortization, EUR 485 relates to Ahold’s retail trade segments and EUR 2,568 relates to Ahold’s Food service segments, which are discussed separately below.

The following table summarizes the changes in goodwill for Ahold’s retail segments:

	Retail trade
	Stop & Shop	Giant Landover	U.S. Other	Albert Heijn	Europe Other	Latin America	Asia Pacific	Total
As of January 2, 2000	—	—	—	—	—	—	—	—
Acquisitions	—	—	1	—	1,208	—	—	1,209

As of December 31, 2000	—	—	1	—	1,208	—	—	1,209
Acquisitions	—	—	198	6	51	126	—	381
Purchase accounting adjustments	—	—	—	—	75	—	—	75
Divestments	—	—	(4)	—	—	—	—	(4)
Amortization	—	—	(5)	(1)	(70)	—	—	(76)
Exchange rate differences	—	—	3	—	—	2	—	5

As of December 30, 2001	—	—	193	5	1,264	128	—	1,590
Acquisitions	—	—	6	14	—	237	2	259
Purchase accounting adjustments	15	—	46	—	25	29	—	115
Divestments	—	—	—	—	(1)	—	—	(1)
Amortization	(1)	—	(19)	(2)	(66)	(10)	—	(98)
Impairment charges	—	—	(128)	—	(882)	(269)	(2)	(1,281)
Exchange rate differences	—	—	(29)	—	—	(70)	—	(99)

As of December 29, 2002	14	—	69	17	340	45	—	485

In fiscal 2002, as a result of the general slow-down or negative economic growth in most regions in which Ahold operates and the increasing competition in certain markets, Ahold’s goodwill impairment tests resulted in the recognition of EUR 1,281 in impairment charges in the Company’s retail trade reporting units. The Company recorded the following impairment charges in 2002:

•

Bruno’s Supermarket’s - acquired in December 2001, and part of the U.S. Other segment, recorded an impairment charge of EUR 128. Bruno’s Supermarkets operates in the Southeast U.S. During 2002, the economic environment changed as one of Bruno’s Supermarkets closest competitors introduced significant price cuts that were followed by other competitors, creating one

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

of the most competitive markets in this region. Competitive pricing strategies coupled with a declining economic trend during the second half of 2002 resulted in deteriorating sales and profit margins. The effect of these events indicated that Bruno’s Supermarkets future operating performance would be severely affected. Accordingly, the Company significantly revised its forecasts in the fourth quarter of 2002, which resulted in an impairment charge for the full amount of goodwill that was recorded when the Company purchased Bruno’s Supermarkets.

•	Ahold Supermercados Spain - part of the Europe Other segment, recorded an impairment charge of EUR 882. This impairment was the result of lower than expected operating performance after the acquisition of Superdiplo, mainly caused by a slow-down in the Spanish economy and lower than expected cost savings after the integration of Ahold’s businesses in Spain.

•	DAIH - part of the Latin America segment, recorded an impairment charge, after Ahold acquired our partner’s interest in July and August 2002, of EUR 215. This impairment was recognized for Ahold’s investment in its subsidiaries Disco (which operates in Argentina) and Santa Isabel (which operates primarily in Chile, Paraguay and Peru), since the economic crisis in Argentina and to a lesser extent Chile, resulted in a revised expectation of the future cash flows of each reporting unit’s operations.

•	Bompreço and G. Barbosa (both operating in Brazil) - part of the Latin America segment, recorded an impairment charge of EUR 54. This impairment was the result of lower than expected operating performance, which is mainly the result of the devaluation of the Brazilian Real and a slow down in the Brazilian economy in 2002.

The following table summarizes the changes in goodwill for Ahold’s food service businesses:

	Food service
	U.S.	Europe	Total
As of January 2, 2000	—	—	—
Acquisitions	1,404	—	1,404
Amortization	(5)	—	(5)
Exchange rate differences	(93)	—	(93)

As of December 31, 2000	1,306	—	1,306
Acquisitions	1,615	2	1,617
Purchase accounting adjustments	44	—	44
Divestments	(2)	—	(2)
Amortization	(76)	—	(76)
Exchange rate differences	112	—	112

As of December 30, 2001	2,999	2	3,001
Acquisitions	78	—	78
Purchase accounting adjustments	120	—	120
Divestments	—	(2)	(2)
Amortization	(154)	—	(154)
Exchange rate differences	(475)	—	(475)

As of December 29, 2002	2,568	—	2,568

In Ahold’s food service business, under Dutch GAAP no impairment charge is recognized due to the fact that the goodwill on the acquisition of USF in 2000, was charged against equity.

Ahold’s goodwill, as accounted for under US GAAP, is discussed in Note 32.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

7 Business segment information

Ahold has determined its reportable segments based on its internal reporting practices and how the Company’s management evaluates the performance of its operations and allocates resources. In fiscal 2002, Ahold operated principally in two business areas, retail trade and food service. In fiscal 2002, the Retail Trade business area operated in four geographic regions (including the joint ventures): the U.S., Europe (most significantly The Netherlands, Czech Republic, Slovakia, Poland, Spain, Portugal and Scandinavia), Latin America (Brazil, Argentina, Chile, Peru, Paraguay, Guatemala, El Salvador, Honduras, Nicaragua and Costa Rica) and Asia Pacific (Malaysia, Thailand and Indonesia). The food service business operates in the U.S. and Europe (The Netherlands and Belgium).

Within Ahold’s business areas and by geographic regions described above, the Company identified various operating segments. Operating segments that represent more than 10% of the Company’s operations, based on net sales, operating income, or total assets, are considered reportable segments for which separate information is provided. Accordingly, Stop & Shop, Giant-Landover, Albert Heijn and USF are presented as separate reportable segments. Other operating segments that do not individually represent more than 10% are aggregated and are presented as one reportable segment only if the segments have similar economic characteristics, and if the segments are similar in a majority of the following areas: the nature of the products, the customer type and the methods of distribution. These segments are presented as U.S. Other, Europe Other, Latin America and Asia Pacific. Activities included in the “other activities” category include corporate overhead cost, the ownership and management of real estate properties and certain insignificant production activities.

Since the Company’s management reviews the full financial results of its joint ventures in Portugal, Scandinavia and Latin America, these joint ventures are considered operating segments. Accordingly, the amounts presented below for the Europe Other and Latin America segments include amounts relating to these joint ventures, which are not consolidated in the Company’s financial statements. A separate line item is included below to identify the amounts relating to these joint ventures which reconcile the segment totals to the consolidated amounts for each reportable segment.

In 2001, Ahold reorganized its corporate functions in the U.S. in order to segregate retail trade and food service operations. The financial information relating to these corporate functions is allocated to retail trade or food service, as appropriate. The comparative segment information for 2000 was retroactively adjusted to reflect this change.

The accounting policies used for the segments are the same as the significant accounting policies used for the consolidated financial statements as described in Note 2. Performance of the segments is evaluated based on operating income. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices. Sales are attributed to countries based on the location of the store or distribution location.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

	fiscal 2002	fiscal 2001	fiscal 2000
Net Sales (including intersegment sales)
Retail Trade
Stop & Shop	10,043	9,809	6,893
Giant-Landover	5,614	5,726	5,197
U.S. Other	13,804	11,952	11,882

Total U.S.	29,461	27,487	23,972
Europe other including joint ventures	16,398	15,306	10,510
Joint ventures Europe	(9,282)	(8,572)	(6,309)

Europe other excluding joint ventures	7,116	6,734	4,201
Albert Heijn	5,703	5,410	5,202

Total Europe	12,819	12,144	9,403
Latin America including joint ventures	4,354	4,900	5,081
Joint ventures Latin America	(2,211)	(3,626)	(4,271)

Latin America excluding joint ventures	2,143	1,274	810
Asia Pacific	458	400	402

Total Retail Trade	44,881	41,305	34,587
Food Service
USF	18,572	13,596	6,660
Europe	873	883	762

Total Food Service	19,445	14,479	7,422
Other activities	366	348	342
Intersegment sales	(2,009)	(1,919)	(1,518)

Total	62,683	54,213	40,833

	fiscal 2002	fiscal 2001	fiscal 2000
Net Sales (excluding intersegment)
Retail Trade
Stop & Shop	10,043	9,809	6,886
Giant-Landover	5,614	5,714	5,196
U.S. Other	12,179	10,395	10,687

Total U.S.	27,836	25,918	22,769
Europe other including joint ventures	16,397	15,302	10,502
Joint ventures Europe	(9,282)	(8,572)	(6,309)

Europe other excluding joint ventures	7,115	6,730	4,193
Albert Heijn	5,703	5,409	5,201

Total Europe	12,818	12,139	9,394
Latin America including joint ventures	4,354	4,900	5,081
Joint ventures Latin America	(2,211)	(3,626)	(4,271)

Latin America excluding joint ventures	2,143	1,274	810
Asia Pacific	458	400	402

Total Retail Trade	43,255	39,731	33,375
Food Service
USF	18,508	13,556	6,649
Europe	872	882	761

Total Food Service	19,380	14,438	7,410
Other activities	48	44	48

Total	62,683	54,213	40,833

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

	fiscal 2002	fiscal 2001	fiscal 2000
Operating income
Retail Trade
Stop & Shop	760	626	553
Giant-Landover	407	382	292
U.S. Other	236	429	267

Total U.S.	1,403	1,437	1,112
Europe other including joint ventures	(607)	348	332
Joint ventures Europe	(309)	(307)	(232)

Europe other excluding joint ventures	(916)	41	100
Albert Heijn	262	247	196

Total Europe	(654)	288	296
Latin America including joint ventures	(220)	154	186
Joint ventures Latin America	(58)	(98)	(135)

Latin America excluding joint ventures	(278)	56	51
Asia Pacific	(33)	(20)	(30)

Total Retail Trade	438	1,761	1,429
Food Service
USF	160	52	105
Europe	8	23	24

Total Food Service	168	75	129
Other activities	(367)	75	77

Total	239	1,911	1,635

	December 29, 2002	December 30, 2001	December 31, 2000
Tangible fixed and intangible assets
Retail Trade
Stop & Shop	3,159	3,358	2,189
Giant-Landover	933	1,057	948
U.S. Other	2,869	3,455	3,003

Total U.S.	6,961	7,870	6,140
Europe other including joint ventures	4,257	4,974	4,595
Joint ventures Europe	(2,497)	(2,309)	(2,132)

Europe other excluding joint ventures	1,760	2,665	2,463
Albert Heijn	589	611	597

Total Europe	2,349	3,276	3,060
Latin America including joint ventures	1,336	1,709	1,902
Joint ventures Latin America	(476)	(1,016)	(1,335)

Latin America excluding joint ventures	860	693	567
Asia Pacific	72	76	67

Total Retail Trade	10,242	11,915	9,834
Food Service
USF	3,689	4,476	1,824
Europe	55	55	54

Total Food Service	3,744	4,531	1,878
Other activities	924	1,044	815

Total	14,910	17,490	12,527

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

	fiscal 2002	fiscal 2001	fiscal 2000
Investments in tangible fixed assets

Retail Trade
Stop & Shop	644	1,295	529
Giant-Landover	222	218	155
U.S. Other	554	187	766

Total U.S.	1,420	1,700	1,450
Europe other including joint ventures	798	818	796
Joint ventures Europe	(439)	(413)	(544)

Europe other excluding joint ventures	359	405	252
Albert Heijn	91	146	95

Total Europe	450	551	347
Latin America including joint ventures	152	217	457
Joint ventures Latin America	(56)	(133)	(386)

Latin America excluding joint ventures	96	84	71
Asia Pacific	30	26	17

Total Retail Trade	1,996	2,361	1,886
Food Service
USF	118	115	41
Europe	12	11	12

Total Food Service	130	126	53

Other activities	195	250	118

Total	2,321	2,737	2,056

	fiscal 2002	fiscal 2001	fiscal 2000
Investments in intangible assets (including goodwill)

Retail Trade
Stop & Shop	30	51	(2)
Giant-Landover	17	203	2
U.S. Other	130	81	87

Total U.S.	177	335	87
Europe other including joint ventures	34	73	1,233
Joint ventures Europe	(12)	(10)	(7)

Europe other excluding joint ventures	22	63	1,226
Albert Heijn	20	20	7

Total Europe	42	83	1,233
Latin America including joint ventures	252	143	13
Joint ventures Latin America	(7)	(10)	(9)

Latin America excluding joint ventures	245	133	4
Asia Pacific	3	1	3

Total Retail Trade	467	552	1,327
Food Service
USF	83	1,615	1,405
Europe	1	2	—

Total Food Service	84	1,617	1,405
Other activities	(54)	(1)	58

Total	497	2,168	2,790

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

	fiscal 2002	fiscal 2001	fiscal 2000
Depreciation and amortization

Retail Trade
Stop & Shop	291	274	164
Giant-Landover	139	138	117
U.S. Other	460	383	345

Total U.S.	890	795	626
Europe other including joint ventures	471	416	213
Joint ventures Europe	(210)	(190)	(128)

Europe other excluding joint ventures	261	226	85
Albert Heijn	124	127	125

Total Europe	385	353	210
Latin America including joint ventures	142	172	148
Joint ventures Latin America	(64)	(134)	(127)

Latin America excluding joint ventures	78	38	21
Asia Pacific	19	19	19

Total Retail Trade	1,372	1,205	876
Food Service
USF	300	139	41
Europe	10	10	10

Total Food Service	310	149	51

Other activities	36	39	30

Total	1,718	1,393	957

	December 29, 2002	December 30, 2001	December 31, 2000
Assets related to operations (including intersegment balances)

Retail Trade
Stop & Shop	4,190	4,767	3,272
Giant-Landover	1,527	1,932	2,002
U.S. Other	5,847	6,475	5,285

Total U.S.	11,564	13,174	10,559
Europe other including joint ventures	8,291	7,399	6,797
Joint ventures Europe	(4,615)	(3,958)	(3,735)

Europe other excluding joint ventures	3,676	3,441	3,062
Albert Heijn	1,192	1,134	1,122

Total Europe	4,868	4,575	4,184
Latin America including joint ventures	2,428	2,877	3,264
Joint ventures Latin America	(778)	(1,752)	(1,918)

Latin America excluding joint ventures	1,650	1,125	1,346
Asia Pacific	182	179	172

Total Retail Trade	18,264	19,053	16,261
Food Service
USF	6,051	6,851	3,775
Europe	221	305	217

Total Food Service	6,272	7,156	3,992

Other activities	2,058	4,539	3,243
Intersegment balances	(1,856)	(2,120)	(1,962)

Total	24,738	28,628	21,534

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

	December 29, 2002	December 30, 2001	December 31, 2000
Liabilities related to operations (including intersegment balances)

Retail Trade
Stop & Shop	1,020	1,149	1,569
Giant-Landover	771	719	773
U.S. Other	2,469	2,742	2,152

Total U.S.	4,260	4,610	4,494
Europe other including joint ventures	4,122	4,022	3,395
Joint ventures Europe	(1,546)	(1,547)	(1,529)

Europe other excluding joint ventures	2,576	2,475	1,866
Albert Heijn	151	347	413

Total Europe	2,727	2,822	2,279
Latin America including joint ventures	909	1,076	1,256
Joint ventures Latin America	(238)	(597)	(786)

Latin America excluding joint ventures	671	479	470
Asia Pacific	102	108	99

Total Retail Trade	7,760	8,019	7,342
Food Service
USF	1,712	2,063	1,143
Europe	128	211	140

Total Food Service	1,840	2,274	1,283

Other activities	1,422	1,180	870
Intersegment balances	(1,856)	(2,120)	(1,962)

Total	9,166	9,353	7,533

	fiscal 2002	fiscal 2001	fiscal 2000
Average number of employees in full-time equivalents

Retail Trade
Stop & Shop	40,027	38,443	28,739
Giant-Landover	20,978	21,753	21,845
U.S. Other	58,519	53,008	56,961

Total U.S.	119,524	113,204	107,545
Europe other including joint ventures	73,748	62,057	37,676
Joint ventures Europe	(29,370)	(24,135)	(12,642)

Europe other excluding joint ventures	44,378	37,922	25,034
Albert Heijn	22,425	22,292	22,934

Total Europe	66,803	60,214	47,968
Latin America including joint ventures	42,808	53,162	41,586
Joint ventures Latin America	—	(31,683)	(31,015)

Latin America excluding joint ventures	42,808	21,479	10,571
Asia Pacific	8,260	7,418	7,281

Total Retail Trade	237,395	202,315	173,365
Food Service
USF	14,467	14,199	11,167
Europe	2,003	1,991	1,786

Total Food Service	16,470	16,190	12,953

Other activities	414	785	602

Total	254,279	219,290	186,920

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

During fiscal 2002, 2001 and 2000, net sales excluding intersegment sales attributable to The Netherlands amounted to EUR 10,119, EUR 9,720 and EUR 8,683, respectively. During fiscal 2002, 2001 and 2000, tangible and intangible assets attributable to The Netherlands amounted to EUR 1,388, EUR 1,378 and EUR 1,319, respectively. The EUR 372 exceptional loss on related party default guarantees discussed in Note 5, was recorded in the Other activities segment.

8 Restructuring provisions

The table below specifies the changes in restructuring provisions for fiscal 2002, 2001 and 2000:

	Severance Costs	Closing Costs	Rent Liabilities	Total
January 2, 2000	51	3	70	124
Restructuring charged acquisition	5	72	34	111
Restructuring charged income statement	—	—	8	8
Used in year	(13)	(9)	(75)	(97)
Change in estimate	(1)	(3)	(1)	(5)
Exchange rate difference	—	—	11	11

December 31, 2000	42	63	47	152
Restructuring charged acquisition	22	60	36	118
Restructuring charged income statement	38	38	65	141
Used in year	(24)	(8)	(30)	(62)
Change in estimate/accounting principles	(5)	(85)	(8)	(98)
Exchange rate difference	1	3	8	12

December 30, 2001	74	71	118	263
Restructuring charged acquisition	8	—	2	10
Restructuring charged income statement	28	4	10	42
Used in year	(36)	(36)	(38)	(110)
Change in estimate	(34)	(5)	(8)	(47)
Exchange rate difference	(4)	(5)	(13)	(22)

December 29, 2002	36	29	71	136

Restructuring provisions as of January 2, 2000, amounting to EUR 124 related to restructuring plans initiated before fiscal 2000. Of this balance, EUR 74 related to provisions at Stop & Shop, Giant Foods and BI-LO, (“U.S. Retail”), EUR 38 to Albert Heijn and EUR 12 to various other operating companies.

Fiscal 2002 changes to the restructuring provision

In fiscal 2002 the Company recorded restructuring provisions relating to acquisitions for EUR 10, relating to various small acquisitions.

In fiscal 2002 the Company recognized EUR 42 of restructuring provision, EUR 23 of which relates to a restructuring at USF, EUR 9 to Albert Heijn and EUR 10 mainly relating to Latin America. The Company decided to reorganize its operations in Latin America, mainly due to the weak economic circumstances. As a result of this reorganization, the Company recognized a liability of approximately EUR 10, mainly for severance charges relating to the termination of 2,034 employees, of which 1,788 were terminated by fiscal year-end 2002. The restructuring charges are based on formal plans approved by the Company’s management using the best information available at the time. The amounts that are ultimately incurred may change as the plan is executed. This USF restructuring provision includes a charge of EUR 11 relating to the termination of employees, rent liabilities of EUR 9 and closing costs of EUR 3.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

During 2002 EUR 110 of the restructuring reserved were utilized, EUR 52 of which related to the restructuring provisions at USF, EUR 32 to Alliant and EUR 6 to Albert Heijn.

The Company released approximately EUR 47 of restructuring provision during 2002 relating to restructuring provisions recorded at Alliant for EUR 15, USF for EUR 13 and EUR 19 for other various entities.

After the effect of exchange rate differences of EUR (22), a total restructuring provision of EUR 136 remained as of December 29, 2002, of which EUR 79 related to Alliant, EUR 45 to USF and EUR 12 to other various entities.

Fiscal 2001 changes to the restructuring provision

In fiscal 2001 the Company recorded restructuring provisions relating to acquisitions for EUR 118. Approximately EUR 111 of this provision related to the acquisition of Alliant in November 2001 which included provisions for closing costs of EUR 60, rent liabilities of EUR 30 and severance cost of EUR 21, relating to the termination of approximately 870 employees.

Furthermore, the Company recognized restructuring provision amounting to EUR 141, EUR 111 of which relates to a restructuring of USF, EUR 18 to restructuring of Ahold’s operations at U.S. Retail, EUR 6 to restructuring provisions recorded at Albert Heijn and EUR 6 relates to other various entities. The USF restructuring mainly related to the integration of USF’s operation with those of Alliant and include a charge of EUR 33 relating to the severance benefits of approximately 580 employees, rent liabilities of EUR 43 and closing costs of EUR 35.

During 2001 EUR 62 of the restructuring provisions was utilized, mainly relating to the restructuring efforts at USF.

The Company lowered the estimated restructuring provision by approximately EUR 80, of which EUR 33 related to USF, EUR 21 to A&P and EUR 26 to other various entities. These reversals were accounted for as an adjustment to the purchase price allocation resulting in an increase of the goodwill recorded for these acquisitions. Another EUR 18 was reversed relating to restructuring provision for Albert Heijn.

After the effect of exchange rate effects of EUR 12, the remaining restructuring reserve as of December 30, 2001 amounted to EUR 263, of which EUR 113 related to Alliant, EUR 133 to USF and EUR 17 to other various entities.

Fiscal 2000 changes to the restructuring provision

In fiscal 2000 the Company recorded acquisition related restructuring provision of EUR 111. Of these provision EUR 72 related to the acquisition of USF in April 2000, EUR 34 to the acquisition of A&P in September 2000 and EUR 5 related to other acquisitions. For USF these provision include closing costs of EUR 34, rent liabilities of EUR 33 and severance benefits of EUR 5. For A&P the restructuring provisions mainly related to store closing costs.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

During 2000 EUR 97 of the restructuring provisions were utilized, EUR 63 of which related to the restructuring plans at U.S. Retail, EUR 15 to USF, EUR 5 to A&P, EUR 8 to Albert Heijn and EUR 6 to other various entities.

After adjustment for changes in the estimated reserves EUR (5), which was recorded in operating income, and exchange rate effects of EUR 11, the remaining restructuring reserve as of December 30, 2000 amounted to EUR 152. EUR 59 of this restructuring provision related to USF, EUR 24 to A&P, EUR 25 to Albert Heijn, EUR 22 to Spain and EUR 22 to U.S. Retail

9 Salaries and benefits

Labor cost is included in cost of sales, selling expenses and general and administrative expenses and is as follows:

	fiscal 2002	fiscal 2001	fiscal 2000
Salaries and wages	6,771	6,055	4,717
Pension costs	167	116	61
Other social security charges	1,132	1,022	862

	8,070	7,193	5,640

10 Remuneration

Remuneration of the Corporate Executive Board members, including former members (EUR 000s)

	Fiscal 2002 Base salary	Fiscal 2002 Pensions	Fiscal 2002 Bonuses	Total fiscal 2002	Total fiscal 2001	Total fiscal 2000
C.H. van der Hoeven (resigned from Board effective March 10, 2003)	907	196	1,394	2,497	3,374	1,969
J.G. Andreae	670	156	1,032	1,858	2,570	1,659
W.J. Grize (appointed September 1, 2001)	943	638	2,359	3,940	419	—
A.M. Meurs (resigned from Board effective March 10, 2003)	670	125	1,032	1,827	2,300	1,392
J.L. Miller (appointed September 1, 2001; resigned from Board May 13, 2003)	943	3,970	1,516	6,429	296	—
A.S. Noddle (until August 31, 2002)	607	275	1,032	1,914	2,572	1,945
M.P.M de Raad	670	187	1,032	1,889	1,629	—
R.G. Tobin (until August 31, 2001)	—	—	—	—	5,498	3,245

Total	5,410	5,547	9,397	20,354	18,658	10,210

Annual	performance bonuses

The bonuses for Corporate Executive Board members through fiscal 2001 were based on annual income per share growth. Effective fiscal 2002, the bonuses are based on improvement of Economic

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Value Added (“EVA”). For Dutch Corporate Executive Board members, the target is based on EVA improvement for Ahold overall. For the U.S. Corporate Executive Board members, the target is based on 10% EVA improvement for Ahold overall and 90% EVA improvement for their respective U.S. areas of responsibility. The bonus for performance that meets the target is 125% of the base salary, applicable to all Corporate Executive Board members. The bonus for 2002 will be paid in 2003, depending on the 2002 results and is not accrued for.

Pension plan

The Dutch Corporate Executive Board members currently receive a final pay plan of 60% of the pension-bearing base salary upon reaching the age of 60, assuming a minimum of 30 pension-bearing years at Ahold have been accumulated. These Corporate Executive Board members pay a pension premium contribution of approximately 3.4% of their pension-bearing salary. In addition, a salary continuation plan applies to the U.S. portion of the base salary. This is free of contribution and is also applied at the 60% level. This plan pays out following retirement.

Various plans currently apply to the U.S. Corporate Executive Board members. For one of the two U.S. Board members serving in 2002, the aforementioned salary continuation plan is set at the level of 60% of the base salary, which was applied retroactively since September 1, 2001. For the other U.S. Board member, the pension plan of the company, of which he was President and Chief Executive Officer prior to his appointment to the Corporate Executive Board, has been sustained. Assuming full-time employment, the pension allocation upon retirement for this member will also be approximately 60% of the level of the base salary.

In addition, certain loans that had been granted to Corporate Executive Board members were repaid in fiscal 2003, as discussed in Note 17.

Remuneration of the Supervisory Board members (EUR 000s)

	Total fiscal 2002	Total fiscal 2001	Total fiscal 2000
H. de Ruiter	54	54	54
R. Fahlin	46	12	—
Sir M. Perry	36	42	44
Dr. C.P. Schneider	36	9	—
R.G. Tobin	36	12	—
L.J.R. de Vink	45	42	35
K. Vuursteen (as from May, 7, 2002)	25	—	—
C. Boonstra (until September 3, 2001)	—	28	26
J.A. van Kemenade (until December 1, 2001)	—	42	35
R.J. Nelissen (until May 5, 2001)	—	16	44
A.J. Kranendonk (until June 1, 2000)	—	—	17
R.F. Meyer (until June 1, 2000)	—	—	17

Total	278	257	272

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Shares and other interests in Ahold of Corporate Executive Board Members

At fiscal year-end 2002 Board members had the following shares and other interests in Ahold:

	Common Shares	AH Dutch Customer Fund
C.H. van der Hoeven (resigned from Board effective March 10, 2003)	1,803	32,011
J.G. Andreae	46,000	—
W.J. Grize (appointed to Board September 1, 2001)	9,731	—
A.M. Meurs (resigned from Board effective March 10, 2003)	25,458	127
J.L. Miller (appointed to Board September 1, 2001; resigned from Board May 13, 2003)	57,167	—
M.P.M de Raad	16,149	—

Total	156,308	32,138

The AH Dutch Customer Fund (“Dutch Customer Fund” or “AHVKF”) is an arrangement in which members of Ahold’s Corporate Executive Board, employees of Ahold or its subsidiaries in The Netherlands, and customers of Ahold’s Dutch supermarket chain, Albert Heijn, can acquire Ahold securities. AEGON Investment Management B.V. is responsible for the assets of the funds of the Dutch Customer Fund. AEGON Asset Management Netherlands in Amsterdam administers the Dutch Customer Fund. As of December 29, 2002, the Dutch Customer Fund held 10,041,819 of the Company’s common shares and had loans receivable from Ahold of EUR 113. See Note 27.

At fiscal year-end 2002, Supervisory Board members had the following shares and other interests in Ahold:

	Common Shares	AH Dutch Customer Fund
R. Fahlin	2,000	—
Sir M. Perry	650	—
K. Vuursteen	2,641	—

Total	5,291	—

11 Stock based compensation plans

At December 29, 2002, the Company had three stock based compensation plans (the Dutch, U.S. and International Stock Option Plans (collectively the “Plans”)), which are described below. The Company accounts for the intrinsic value of its grants under the Plans in accordance with Dutch GAAP. Because all fixed options under the Plans were granted at an exercise price equal to the quoted market price at the grant date, no compensation cost has been charged to the consolidated statements of operations for the Plans in fiscal 2002, 2001, and 2000, respectively.

The Plans qualify as fixed option plans. The aggregate number of common shares authorized for grants, including grants under any future plans, was 9.5 million shares as of December 29, 2002. During the fiscal years presented, the Company has followed the recommended practice in The Netherlands of not granting options exercisable into an amount of shares that exceeds a yearly approximate maximum of 1% of the issued and outstanding common shares, or 9.3 million as of December 29, 2002. Since December 1997, the number of stock options granted each year is dependent on the growth in basic net income (loss) after preferred dividends per common share during the most recent fiscal year as compared to the immediately preceding fiscal year.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Under the Plans, participants are granted options with either a five or ten-year term. Options are granted on the first business day of each fiscal year and the exercise price of each option equals the closing market price of the Company’s common shares for the previous business day. In fiscal years 2002 and 2001, at the grant date, the participants in the Dutch Plan could elect to receive up to one third of their granted options with a ten-year term, exercisable after five years. In fiscal year 2000, only options with a five-year term were granted. Five-year options granted under the Dutch Plan are exercisable after three years.

The stock options granted under the U.S. Plan have characteristics similar to those granted under the Dutch Plan, except that the U.S. Plan requires that one third of options granted have a ten-year term, exercisable after five years. Five-year options granted under the U.S. Plan during fiscal 2002 are exercisable after three years while those granted during fiscal 2001 and 2000 are exercisable after two years.

Options granted under the International Plan, the smallest of the Plans, have a five-year term.

Stock options granted under the Plans that are not exercised upon termination of employment, or are not exercised in a period of no longer than four weeks after termination in certain cases, are forfeited.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

A summary of the status of the Plans as of December 29, 2002 and December 30, 2001 and changes during the three fiscal years ended on December 29, 2002 is presented below. Mr. R.G. Tobin was granted options at the time he was a Corporate Executive Board member and not as a member of the Supervisory Board (in 000’s except per share amounts):

Fiscal 2002	Term	Description of Grant	Outstanding at beginning of Fiscal Year	Granted during 2002	Exercised during 2002	Forfeited or Expired	Outstanding at the End of Fiscal Year	Exercise Price	Average Share price on exercise date	Expiration Date
	C.H. van der Hoeven:
	5 yr	1998 Grant	105,821	—	—	105,821	—	22.17	—	12/28/2002
	5 yr	1999 Grant	105,366	—	—	—	105,366	30.26	—	01/03/2004
	5 yr	2000 Grant	101,252	—	—	—	101,252	29.39	—	01/02/2005
	5 yr	2001 Grant	101,250	—	—	—	101,250	34.36	—	12/31/2005
	5 yr	2002 Grant	—	101,250	—	—	101,250	32.68	—	12/30/2006
	10 yr	1999 Grant	520,324	—	—	—	520,324	30.26	—	01/03/2009
	J.G. Andreae:
	5 yr	1998 Grant	88,099	—	—	88,099	—	22.17	—	12/28/2002
	5 yr	1999 Grant	78,049	—	—	—	78,049	30.26	—	01/03/2004
	5 yr	2000 Grant	75,000	—	—	—	75,000	29.39	—	01/02/2005
	5 yr	2001 Grant	50,000	—	—	—	50,000	34.36	—	12/31/2005
	5 yr	2002 Grant	—	75,000	—	—	75,000	32.68	—	12/30/2006
	10 yr	2001 Grant	25,000	—	—	—	25,000	34.36	—	12/31/2010
	W.J. Grize:
	5 yr	1998 Grant	38,095	—	—	38,095	—	22.17	—	12/28/2002
	5 yr	1999 Grant	41,626	—	—	—	41,626	30.26	—	01/03/2004
	5 yr	2000 Grant	40,000	—	—	—	40,000	29.39	—	01/02/2005
	5 yr	2001 Grant	50,000	—	—	—	50,000	34.36	—	12/31/2005
	5 yr	2002 Grant	—	50,000	—	—	50,000	32.68	—	12/30/2006
	10 yr	1997 Grant	13,560	—	—	—	13,560	15.18	—	12/29/2006
	10 yr	1998 Grant	19,048	—	—	—	19,048	22.17	—	12/28/2007
	10 yr	1999 Grant	20,813	—	—	—	20,813	30.26	—	01/03/2009
	10 yr	2000 Grant	20,000	—	—	—	20,000	29.39	—	01/02/2010
	10 yr	2001 Grant	25,000	—	—	—	25,000	34.36	—	12/31/2010
	10 yr	2002 Grant	—	25,000	—	—	25,000	32.68	—	12/30/2011
	A.M. Meurs:
	5 yr	1997 Grant	36,342	—	36,342	—	—	18.36	28.70	03/31/2002
	5 yr	1998 Grant	79,365	—	—	79,365	—	22.17	—	12/28/2002
	5 yr	1999 Grant	78,049	—	—	—	78,049	30.26	—	01/03/2004
	5 yr	2000 Grant	75,000	—	—	—	75,000	29.39	—	01/02/2005
	5 yr	2001 Grant	50,000	—	—	—	50,000	34.36	—	12/31/2005
	5 yr	2002 Grant	—	50,000	—	—	50,000	32.68	—	12/30/2006
	10 yr	2001 Grant	25,000	—	—	—	25,000	34.36	—	12/31/2010
	10 yr	2002 Grant	—	25,000	—	—	25,000	32.68	—	12/30/2011
	J.L. Miller:
	5 yr	2000 Grant	20,000	—	—	—	20,000	26.63	—	07/31/2005
	5 yr	2001 Grant	40,000	—	—	—	40,000	34.36	—	12/31/2005
	5 yr	2002 Grant	—	50,000	—	—	50,000	32.68	—	12/30/2006
	10 yr	2000 Grant	10,000	—	—	—	10,000	26.63	—	07/31/2010
	10 yr	2001 Grant	20,000	—	—	—	20,000	34.36	—	12/31/2010
	10 yr	2002 Grant		25,000	—	—	25,000	32.68	—	12/30/2011
	M.P.M. de Raad:
	5 yr	2001 Grant	50,000	—	—	—	50,000	34.36	—	12/31/2005
	5 yr	2002 Grant	—	75,000	—	—	75,000	32.68	—	12/30/2006
	10 yr	2001 Grant	25,000	—	—	—	25,000	34.36	—	12/31/2010
Subtotal Corporate Executive Board Members			2,027,059	476,250	36,342	311,380	2,155,587

	R.G. Tobin:
	5 yr	1997 Grant	42,328	—	—	42,328	—	22.17	—	12/28/2002
	5 yr	1998 Grant	4,358	—	—	—	4,358	25.38	—	08/31/2003
	5 yr	1999 Grant	52,032	—	—	—	52,032	30.26	—	01/03/2004
	5 yr	2000 Grant	50,000	—	—	—	50,000	29.39	—	01/02/2005
	5 yr	2001 Grant	50,000	—	—	—	50,000	34.36	—	12/31/2005
	10 yr	1997 Grant	22,599	—	—	—	22,599	15.18	—	12/29/2006
	10 yr	1998 Grant	21,164	—	—	—	21,164	22.17	—	12/28/2007
	10 yr	1998 Grant	2,179	—	—	—	2,179	25.38	—	08/31/2008
	10 yr	1999 Grant	26,016	—	—	—	26,016	30.26	—	01/03/2009
	10 yr	2000 Grant	25,000	—	—	—	25,000	29.39	—	01/02/2010
	10 yr	2001 Grant	25,000	—	—	—	25,000	34.36	—	12/31/2010
Subtotal Supervisory Board			320,676	—	—	42,328	278,348
	Other Employees
	5 yr		15,062,528	6,199,405	144,677	3,297,346	17,819,910	29.91
	10 yr		5,331,636	2,243,848	211,506	432,004	6,931,974	24.05

	Subtotal other employees		20,394,164	8,443,253	356,183	3,729,350	24,751,884	26.43

	Total Options		22,741,899	8,919,503	392,525	4,083,058	27,185,819

	Weighted average exercise price		29.00	32.68	16.01	25.71	30.89	26.64

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Fiscal 2001	Term	Outstanding at beginning of Fiscal Year	Granted	Exercised	Weighted - Average Exercise Price	Weighted – Average Share Price	Forfeited or Expired	Outstanding at End of Fiscal Year
	5 yr	13,406,552	6,180,759	2,827,667	19.12	33.59	195,084	16,564,560
	10 yr	4,698,582	2,111,011	331,972	7.28	33.99	300,282	6,177,339

Total		18,105,134	8,291,770	3,159,639	17.88	33.63	495,366	22,741,899

Weighted average exercise price		25.08	34.23	17.88			31.90	29.00

Fiscal 2000	Term	Outstanding at beginning of Fiscal Year	Granted	Exercised	Weighted - Average Exercise Price	Weighted – Average Share Price	Forfeited or Expired	Outstanding at End of Fiscal Year
	5 yr	11,508,256	4,846,672	2,599,469	14.76	32.86	348,907	13,406,552
	10 yr	4,524,072	1,147,761	497,600	6.95	32.59	475,651	4,698,582

Total		16,032,328	5,994,433	3,097,069	13.50	32.82	824,558	18,105,134

Weighted average exercise price		21.26	29.08	13.50			23.52	25.08

The following table summarizes information about fixed stock options for all employees at December 29, 2002:

Range of Exercise Prices EUR	Number Outstanding at December 29, 2002	Weighted - Average Exercise Price	Weighted Average Remaining Contractual life	Number Exercisable at December 29, 2002	Weighted Average Exercise Price	Weighted - Average Remaining Contractual life
5.96-9.09	747,116	7.90	2.16	747,116	7.90	2.16
15.18-22.17	1,074,568	18.86	4.35	1,074,568	18.86	4.35
25.38-29.39	4,844,783	29.16	2.94	278,757	26.45	2.12
30.26-42.96	20,519,352	32.76	4.23	3,422,724	30.26	1.01

	27,185,819			5,523,165

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Had compensation cost for the Plans been determined consistent with the fair value method, using the Black-Scholes option pricing model and the assumptions summarized below, the Company’s pro forma net income (loss) and pro forma net income (loss) per share for 2002, 2001 and 2000, would have been as follows:

	fiscal 2002	fiscal 2001	fiscal 2000
Net income (loss) after preferred dividends:
As reported	(1,246)	712	903
Pro forma	(1,288)	668	868

Income (loss) after preferred dividends per common share-basic:
As reported	(1.34)	0.83	1.22
Pro forma	(1.39)	0.78	1.18

Income (loss) after preferred dividends per common share-diluted:
As reported	(1.34)	0.82	1.19
Pro forma	(1.39)	0.77	1.14

	fiscal 2002	fiscal 2001	fiscal 2000
Weighted Average Assumptions
Expected life of the option (years):
Five-year Options	4.0	4.0	4.0
Ten-year Options	7.5	7.5	7.5

Interest rate	4.0%	5.5%	6.0%
Volatility	31.0%	32.5%	45.0%
Assumed forfeitures	4.0%	5.0%	6.0%
Dividend yield	2.0%	2.0%	2.0%

The weighted average fair value of stock options granted during 2002, 2001 and 2000 was EUR 8.94, EUR 10.55 and EUR 13.38 per option, respectively.

During fiscal 2002, Ahold announced a plan to grant a total of six million Ahold common shares to approximately 1,500 employees including officers and board members should Ahold’s Total Shareholders Return (as defined) outperform the Total Shareholder Return of a defined peer group by 33% during the three-year period fiscal 2003-2005. A maximum of nine million common shares can be granted by year-end 2005 should Ahold outperform the peer group by 50%.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

12 Income taxes

Income tax expense

Ahold’s effective tax rate differs from the statutory income tax rate of The Netherlands, which is currently 34.5%. The following table reconciles the statutory income tax rate of The Netherlands with the effective income tax rate as shown in the consolidated statements of operations:

	fiscal 2002		fiscal 2001		fiscal 2000
	EUR	%	EUR	%	EUR	%
Income (loss) before income taxes	(769)		1,204		1,067
Statutory tax rate	34.5%		35.0%		35.0%

Income tax expense (benefit) at statutory tax rate	(265)	34.5%	421	35.0%	374	35.0%

Adjustments to derive effective income tax rate:
Goodwill amortization and exceptional items	631	(82.2)%	18	1.5%	—	0.0%
Corporate costs and financing	(115)	15.0%	(170)	(14.1)%	(145)	(13.6)%
Valuation allowances	66	(8.6)%	18	1.5%	24	2.2%
Release of tax provisions	56	(7.3)%	(30)	(2.5)%	—	0.0%
Other	17	(2.2)%	13	1.1%	(18)	(1.7)%

Total income taxes	390	(50.8)%	270	22.5%	235	21.9%

Corporate cost and financing includes the result of Ahold’s intercompany finance activities, which it carries out from its Treasury Center in Geneva Switzerland. These results are influenced by currency exchange differences, mostly between the EURO and the USD. These results are further more impacted by thin capitalization rules as applicable in the various jurisdictions.

The following table specifies the current and deferred tax components of the recorded income tax expense:

	fiscal 2002	fiscal 2001	fiscal 2000
Current income taxes:
Domestic taxes	180	153	134
Foreign taxes
U.S.	(2)	59	61
Europe – Other	(6)	(6)	(7)
Latin America	(5)	2	8
Asia Pacific	—	—	—

Total current taxes	167	208	196

Deferred income taxes (exclusive of the effects of other components listed below):
Domestic taxes	45	51	18
Foreign taxes
U.S.	144	16	10
Other Europe	(13)	(3)	(1)
Latin America	34	(6)	(6)
Asia Pacific	—	—	—

Total deferred taxes	210	58	21

Benefit of operating loss carry forwards	13	4	18

Total income taxes	390	270	235

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Deferred income tax

Deferred income tax reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred income tax assets and liabilities as of December 29, 2002, and December 30, 2001, were as follows:

	December 29, 2002	December 30, 2001
Deferred tax assets:
Capitalized lease commitments	171	103
Benefit plans	208	112
Restructuring provisions	8	32
Provisions not yet deductible	246	94
Operating loss carry forward	451	228
Alternative minimum tax carry forward	4	20
General business tax credit carry forward	—	1

Gross deferred tax assets	1,088	590
Valuation allowances on carry forwards	(384)	(98)
Valuation allowances on other deferred tax assets	(37)	(2)

Net deferred tax assets	667	490

Deferred tax liabilities:
Tangible fixed assets	(489)	(381)
Inventory	(61)	(37)
Other	(232)	(127)

Total deferred tax liabilities	(782)	(545)

Net deferred tax liabilities	(115)	(55)

Deferred income taxes are classified in the accompanying balance sheets as of December 29, 2002, and December 30, 2001, as follows:

	December 29, 2002	December 30, 2001
Non-current deferred tax assets	457	475
Non-current deferred tax liabilities	(572)	(530)

	(115)	(55)

As of December 29, 2002, Ahold has operating loss carry forwards of approximately EUR 1,525 expiring between fiscal 2003 and 2022. As of December 29, 2002, the Company also has an alternative minimum tax carry forward of EUR 43 expiring in fiscal 2003. Such operating loss carry forwards and tax credits may not be used to offset income taxes in other jurisdictions. Ahold determines whether the tax benefit of certain net operating losses and certain general business tax credits are realizable. The Company establishes valuation allowances considering whether it is probable that the carry forwards of net operating losses and certain general business tax credits can be realized. The following table specifies the expirations of the carry forwards and the allowances made.

	Expiration of the carry forward by year:
	2003	2004	2005	2006	2007	2008- 2012	2013- 2017	After 2017	Total
Operating loss	14	23	49	43	533	331	80	452	1,525
Alternative minimum tax	43	—	—	—	—	—	—	—	43

Total income tax carry forward	57	23	49	43	533	331	80	452	1,568

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The Company recognizes a deferred tax liability related to the undistributed income of subsidiaries when the Company expects that it will recover such undistributed income in a taxable manner, such as through receipt of dividends or sale of the investments. The Company does not, however, provide for income taxes on the unremitted income of certain other subsidiaries located outside The Netherlands because, in management’s opinion, such income has been indefinitely reinvested in these operations, will be remitted in a tax-free liquidation or will be remitted as dividends that will be exempt under the Dutch Participation exemption. It is not practicable to determine the amount of unrecognized deferred tax liabilities for temporary differences related to investments in these non-Dutch subsidiaries.

13 Basic and diluted net income (loss) after preferred dividends per common share

Net income (loss) after preferred dividends per common share – basic is calculated as net income (loss) after preferred dividends, divided by the weighted average number of common shares outstanding during each period. Net income (loss) per common share – diluted is calculated as net income (loss) after preferred dividends, adjusted for interest expense (if not anti-dilutive) related to the Company’s outstanding convertible subordinated notes, divided by the weighted average number of common shares outstanding, including the number of common shares that would have been issued upon conversion of the convertible subordinated notes (if not anti-dilutive) and the exercise of stock option rights outstanding (if not anti-dilutive). The outstanding stock option rights and the 3% convertible subordinated notes issued in 1998 are not included in the calculation for fiscal 2002, since they are anti-dilutive. The 4% convertible subordinated notes issued in 2000 are not included in the calculation for fiscal 2002 and fiscal 2001, since they were anti-dilutive.

The computational components of basic and diluted net income (loss) after preferred dividends per common share are as follows:

	fiscal 2002	fiscal 2001	fiscal 2000
Net income (loss)	(1,208)	750	920
Dividends on cumulative preferred financing shares:	(38)	(38)	(17)

Net income (loss) after preferred dividends	(1,246)	712	903
Effect of dilutive securities:
Conversion of convertible subordinated notes	—	19	42

	(1,246)	731	945

	fiscal 2002	fiscal 2001	fiscal 2000
Weighted average number of common shares outstanding (x 1,000) – basic	926,546	857,509	737,403
Effects of dilutive securities:
Conversion of convertible subordinated notes	—	25,669	54,972
Exercise of stock option rights outstanding	—	4,213	4,746

Weighted average number of common shares outstanding (x 1,000) – diluted	926,546	887,391	797,121

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Net income (loss) after preferred dividends per common share - basic is comprised of the following:

	fiscal 2002	fiscal 2001	fiscal 2000
Net income (loss)	(1.30)	0.88	1.25
Dividends on cumulative preferred financing shares	(0.04)	(0.05)	(0.03)

Net income (loss) after preferred dividends per common share – basic	(1.34)	0.83	1.22

Net income (loss) after preferred dividends per common share – diluted is comprised of the following:

	fiscal 2002	fiscal 2001	fiscal 2000
Net income (loss)	(1.30).	0.84	1.16
Interest expense-convertible subordinated notes	—	0.02	0.05
Dividends on cumulative preferred financing shares	(0.04)	(0.04)	(0.02)

Net income (loss) after preferred dividends per common share - diluted	(1.34)	0.82	1.19

14 Other intangible assets

	Trade name licenses	Customer relationships	Software	Favorable leases	Other	Total
Balance as of January 2, 2000	2	—	82	133	33	250
Investments	68	—	89	18	2	177
Divestments	—	—	(13)	(7)	(14)	(34)
Acquired in business acquisitions	—	—	5	1	11	17
Amortization	(3)	—	(28)	(9)	(5)	(45)
Exchange rate differences	—	—	3	11	2	16

Balance as of December 31, 2000	67	—	138	147	29	381
Investments	—	—	140	10	20	170
Divestments	—	—	(6)	(2)	(1)	(9)
Acquired in business acquisitions	45	325	62	85	2	519
Amortization	(8)	(6)	(65)	(16)	(9)	(104)
Impairment	—	—	(8)	—	—	(8)
Exchange rate differences	1	(1)	9	12	2	23

Balance as of December 30, 2001	105	318	270	236	43	972
Investments	—	—	140	—	20	160
Divestments	—	—	(7)	(4)	(3)	(14)
Acquired in business acquisitions	7	16	(31)	12	12	16
Amortization	(9)	(44)	(94)	(19)	(14)	(180)
Impairment	(2)	—	(3)	—	(1)	(6)
Exchange rate differences	(10)	(46)	(36)	(35)	(7)	(134)

Balance as of December 29, 2002	91	244	239	190	50	814

At cost	110	288	464	268	84	1,214
Accumulated amortization	(19)	(44)	(225)	(78)	(34)	(400)

Book value	91	244	239	190	50	814

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Estimated amortization expense for the coming five years is:

2003	242
2004	172
2005	87
2006	77
2007	75

In fiscal 2002 the Company evaluated the recoverability of certain intangible assets due to a general slow down in the economic environment and increased competition in certain geographic locations. An asset impairment charge was recognized when the carrying value of the affected assets exceeded the fair value, which was calculated using discounted future net cash flows expected to result from the use of the intangible asset and its eventual disposition.

15 Tangible fixed assets

	Buildings and land			Machinery equipment	Other	Under construction	Total
	Stores	Other	Not in use
Balance as of January 2, 2000	3,064	665	16	1,122	1,540	428	6,835
Investments	887	112	4	470	676	(93)	2,056
Acquired in business acquisitions	553	446	8	156	382	111	1,656
Divestments	(206)	(9)	(10)	(27)	(34)	(4)	(290)
Depreciation	(145)	(50)	(1)	(223)	(488)	—	(907)
Exchange rate differences	131	13	1	48	54	34	281

Balance as of December 31, 2000	4,284	1,177	18	1,546	2,130	476	9,631
Investments	902	101	—	624	987	123	2,737
Acquired in business acquisitions	371	487	7	194	123	40	1,222
Divestments	(516)	(291)	—	(98)	(60)	(12)	(977)
Depreciation	(212)	(45)	(1)	(283)	(596)	—	(1,137)
Impairment	(3)	—	(5)	—	(2)	—	(10)
Exchange rate differences	216	45	—	82	97	21	461

Balance as of December 30, 2001	5,042	1,474	19	2,065	2,679	648	11,927
Investments	802	110	21	538	765	85	2,321
Acquired in business acquisitions	235	96	28	(27)	170	13	515
Divestments	(264)	(91)	(7)	(77)	(67)	(38)	(544)
Depreciation	(233)	(72)	—	(297)	(684)	—	(1,286)
Impairment	(49)	—	(5)	(31)	(44)	(8)	(137)
Exchange rate differences	(808)	(207)	(4)	(255)	(376)	(103)	(1,753)

Balance as of December 29, 2002	4,725	1,310	52	1,916	2,443	597	11,043

At cost	5,893	1,652	62	3,180	5,508	597	16,892
Accumulated amortization	(1,168)	(342)	(10)	(1,264)	(3,065)	—	(5,849)

Book value	4,725	1,310	52	1,916	2,443	597	11,043

Because the Company had indications of potential impairment issues, most notably the deterioration in market conditions due to a general slow-down in the economic environment and increased competition in certain geographic locations, in fiscal 2002, the Company evaluated the recoverability of its tangible fixed assets in its locations. The Company was required to reduce the carrying value of the assets to fair value and recognize an asset impairment charge in fiscal 2002 because the carrying value of the affected assets exceeded the projected future discounted cash flows related to them. Fair

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

value of the impaired assets was calculated using discounted future net cash flows expected to result from the use of each asset and its eventual disposition. Asset impairment charges of EUR 137 were recorded within impairment of other long-lived assets in the consolidated statements of operations for fiscal 2002, and were comprised of impairments of EUR 49 related to stores, EUR 31 related to machinery and equipment, and EUR 57 related to other tangible fixed assets. Of the impairment amount for fiscal 2002, EUR 76 is attributable to Ahold’s retail trade and real estate activities in Europe, EUR 36 related to Ahold’s retail trade and real estate activities in the U.S., and EUR 19 and EUR 6 related to Ahold’s retail trade activities in Latin America and Asia Pacific, respectively.

Other tangible fixed assets mainly consist of fixtures and equipment at retail locations. Assets under construction mainly consist of stores and are stated at cost.

16 Investments in joint ventures and equity investees

As of December 29, 2002 and December 30, 2001, the Company held a number of investments, which it accounts for using the equity method. The Company’s interest in the outstanding common stock of the more significant investments as of December 29, 2002 and December 30, 2001, is as follows:

	Country	December 29, 2002	December 30, 2001
JMR – Gestao de Empresas de Ratalho, SGPS. S.A. (“JMR”)	Portugal	49%	49%
ICA Ahold Holding AB (“ICA”)	Sweden	50%	50%
Paiz Ahold N.V. (“Paiz Ahold”)	Guatemala/Honduras/ El Salvador	50%	50%
Disco Ahold International Holdings N.V. (“DAIH”)	Chile/Paraguay/ Peru/Argentina	Consolidated	57%
Luis Paez S.A. (“Luis Paez”)	Spain	50%	50%

Of those listed above, the Company’s principal investments as of December 29, 2002 are comprised of ICA, JMR, and Paiz Ahold. Ahold acquired its partner’s interest and has fully consolidated DAIH since July of 2002 as discussed in Note 4 and Note 5.

The movement in the balance of the account was as follows:

	fiscal 2002	fiscal 2001	fiscal 2000
Beginning of year	681	639	278

Acquired by business acquisition	12	1	2
Investments and increase in existing shareholdings	159	138	1,904
Transfer to “loans to associates”	(395)	395	—
Sale and settlement of shareholdings	(19)	(3)	(9)
Other movements	—	—	(6)
Exchange rate differences	(23)	(159)	(6)
Share in income (loss) of joint ventures and equity investees	(38)	(192)	78
Dividend	(63)	(61)	(47)
Goodwill	(2)	(77)	(1,456)
Consolidated	539	—	(99)

End of year	851	681	639

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

JMR

In 1992, the Company became a 49% partner with Jerónimo Martins, SGPS, S.A. in Jerónimo Martins Retail in Portugal. JMR owns both Pingo Doce, a major supermarket chain in Portugal and the Feira Nova hypermarkets chain. Ahold holds 49% of the shares and voting rights in JMR.

ICA

Ahold owns a 50% partnership interest in ICA Ahold Holding AB, which owns ICA, a Scandinavian food retailer. Ahold purchased its partnership interest in the ICA joint venture in April 2000 for approximately EUR 1.8 billion in cash. See also Note 30.

Paiz Ahold

Ahold owns a 50% interest in Paiz Ahold. In January 2002, Paiz Ahold formed a joint venture with CSU International, a supermarket company and hypermarket operator in Costa Rica, Nicaragua and Honduras. Paiz Ahold transferred 100% of its interests in its operating companies to the CARHCO N.V. (“CARHCO”), in return for a 66.7% interest in CARHCO. CSU International transferred 100% of its operating businesses to CARHCO, receiving a 33.3% interest in CARHCO. For more information on the Paiz put arrangement, see Note 30. CARHCO operates food stores in Guatemala, Costa Rica, Honduras, El Salvador and Nicaragua as of the end of fiscal 2002. The joint venture focuses on growth within these markets, as well as on the development of retail activities in other regional markets.

DAIH

Ahold held between 50% and 66.7% of the shares in DAIH from January 1998 through July 2002 and has accounted for DAIH under the equity method until July 2002, because the DAIH shareholders’ agreement conveyed joint control to Ahold and its co-investor, as long as Ahold’s voting interest was less than 66.7%. In July 2002, Ahold obtained voting control through the acquisition of additional shares, such that its ownership percentage exceeded 66.7%. In August 2002, Ahold purchased all remaining shares in DAIH, see also Note 5. As of December 29, 2002, DAIH held interests in the operating companies Disco and Santa Isabel S.A.

Condensed financial information for JMR, ICA and Paiz Ahold, in the aggregate, as of and for the fiscal year ended December 29, 2002, and JMR, ICA, Paiz Ahold, and DAIH, in the aggregate, as of and for the two fiscal years in the period ended December 30, 2001, is presented below. For convenience purposes: (i) balance sheet data have been translated to Euros at the relevant year-end exchange rate, and (ii) consolidated statement of operations data have been translated to Euros at the relevant average exchange rate.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

	fiscal 2002	fiscal 2001	fiscal 2000
Condensed balance sheet data

Non-current assets	3,500	3,850	4,080
Current assets	1,896	1,894	1,771

Current liabilities	2,898	2,800	2,889
Non-current liabilities	633	1,970	1,698

Minority interest	1,066	704	657

	fiscal 2002	fiscal 2001	fiscal 2000
Condensed statements of operations data

Revenues	11,493	12,198	10,580
Gross profit	2,645	2,923	2,471
Operating income	366	410	365
Income before tax	154	5	203
Income (loss) after tax	100	(45)	153

Ahold’s investment in ICA and Paiz Ahold has a commitment/contingency that could affect Ahold’s financial position. See Note 30.

17 Other financial assets

	December 29, 2002	December 30, 2001
Loans receivable	311	670
Long-term prepaid rent	31	39
Deferred bond issue cost	35	43
Other financial assets	367	366

	744	1,118

The movements in loans receivable are as follows:

	Loans to associates	Other loans	fiscal 2002	fiscal 2001
Beginning of the year	479	191	670	589
Issued	185	71	256	566
Allowance	395	—	395	(395)
Brought in through acquisitions	—	4	4	—
Consolidation	(676)	—	(676)	—
Repayment	(169)	(118)	(287)	(104)
Exchange rate differences	(20)	(31)	(51)	14

End of the year	194	117	311	670

Included in the above are EUR 56 of loans receivable that have a maturity date greater than five years. Other loans include EUR 41 as of December 29, 2002 (December 30, 2001: EUR 44) of loans due from the officers, managers and employees of the Company that were granted to assist these officers,

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

managers and employees with investments in the Dutch Customer Fund. These floating-rate loans, bearing interest based on the European Central Bank interest rate, are due in 2004 (EUR 4), in 2006 (EUR 8) and in 2008 (EUR 30) or upon an individual’s termination of employment, if earlier, and are collateralized by each individual’s corresponding investment in the Dutch Customer Fund. The interest rate for these floating-rate loans as of December 29, 2002 and December 30, 2001 was 3.5% and 3.0% respectively. Loans to Corporate Executive Board members were repaid during fiscal 2002 and amounted to EUR 0.5 as of December 30, 2001.

Both the recapitalization and the consolidation of the loans receivable for 2002 relate to acquisitions of interests in DAIH.

Other financial assets are primarily comprised of prepaid pension costs of EUR 185 (fiscal 2001: EUR 200).

18 Inventory

	December 29, 2002	December 30, 2001
Finished products and merchandise inventories	4,412	4,529
Raw materials, packaging materials, technical supplies and other	74	71

	4,486	4,600
Allowances for obsolete inventories and shrinkage	(251)	(220)

	4,235	4,380

The movement in the allowances for obsolete inventories and shrinkage is as follows:

	fiscal 2002	fiscal 2001
Beginning of the year	(220)	(173)
Additions	(235)	(135)
Used	179	95
Exchange rate differences	25	(7)

End of the year	(251)	(220)

19 Accounts receivable

	December 29, 2002	December 30, 2001
Trade receivables	1,420	1,602
Receivables from associates	18	46
Income tax receivables	367	114
Other receivables	563	717

	2,368	2,479
Allowances for doubtful receivables	(137)	(131)

	2,231	2,348

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

All accounts receivable mature within one year. The movement in the allowances for doubtful receivables is as follows:

	fiscal 2002	fiscal 2001
Beginning of the year	(131)	(130)
Additions	(69)	(77)
Acquired in business acquisitions	(36)	(2)
Used	73	62
Released (change in estimates)	10	18
Exchange rate differences	16	(2)

End of the year	(137)	(131)

The Company’s wholly owned subsidiaries, USF and Alliant, participate in separate Receivable Sale and Related Agreements (the “Agreements”). Under the Agreements, these subsidiaries sell, on a revolving basis, their eligible trade receivables to two companies, which are wholly owned, special purpose, bankruptcy-remote subsidiaries of the Company (the “Receivable Companies”). Simultaneously, the Receivables Companies transfer, assign and convey all of their present and future rights, title and interest in the receivables to two non-consolidated qualifying special purpose entities (the “Master Trusts”). In return for the receivables transferred, the Receivable Companies receive cash and certificates representing fractional, undivided interests in the Master Trusts, subordinate to the interest of third-party investors. Additional certificates, also representing fractional, undivided interests in the Master Trusts, are sold at a discount to third-party investors in exchange for cash. The interests purchased by third-party investors include both variable investment certificates, which may be increased up to a maximum purchase limit of USD 695, and USD 300 in term investment certificates, aggregating to a maximum purchase limit of USD 995 (EUR 953). The variable certificate holders are generally either commercial paper conduits, which may at their sole option choose to increase the amount invested in a certificate, or banks or other financial institutions that commit, subject to certain conditions, to fund increases in respect of the certificates for a committed period of time. The transferable term certificates were sold in reliance on Rule 144A to qualified institutional buyers in July 2000 and are scheduled to expire in June 2005.

As of fiscal year-end 2002 and 2001, the Company had sold USD 857 (EUR 826) and USD 870 (EUR 985), respectively, in interests were sold under the Agreements to the third-party certificate holders. The costs associated with the sale of interests in the Master Trusts are based on existing markets for A-1+/P-1 asset-backed commercial paper rates and LIBOR plus fees and expenses and ranged between 1.30% and 1.88% annually during 2002. Because the variable certificate holders have no commitment to maintain the funding of their purchases of interests of the Master Trusts based on the A-1+/P-1 asset-backed commercial paper market, in the event these purchasers refuse or are unable to fund the purchase of the Master Trusts interest with asset-backed commercial paper, the costs associated with the sale of such interests is based upon the sum of LIBOR and an additional amount based on Ahold’s then current credit rating. The Company’s retained interest in the assets of the Master Trusts as of fiscal year-end 2002 and fiscal year-end 2001, was approximately USD 251 (EUR 240) and USD 198 (EUR 224), respectively. This retained interest, which Ahold includes in the accounts receivable balance reflected in the consolidated balance sheets, is recorded at estimated fair value and approximates the carrying amount because of the immediate or short-term maturity of the assets underlying the certificates. Further, the fair value of the retained interest is not significantly affected by changes in the discount rate assumption used in the fair value assessment because of the short-term nature, approximately 30 days, of the underlying receivables. The fair value

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

of the retained interest in the assets of the Master Trusts is reviewed on an ongoing basis for outstanding and newly securitized receivables.

The Company received proceeds from the collections under the Agreements of USD 16.2 billion (EUR 15.5 billion) and USD 10.7 billion (EUR 12.1 billion) in fiscal 2002 and 2001, respectively. Losses, primarily representing interest, in the form of discounts on the sales price received on each receivable sold, totalled EUR 18 and EUR 20 in fiscal 2002 and 2001, respectively, and are included in the consolidated statements of operations under the caption “Other financial income and expense”. The Company retains responsibility for the servicing of these receivables in return for a servicing fee pursuant to the Agreements. No servicing asset or liability has been recorded because the fees Ahold receives for servicing the receivables approximate the related cost.

The sole purpose of the Master Trusts is to facilitate the purchases of the trade receivables of USF and Alliant by various third-party investors. The only assets of the Master Trusts are the receivables purchased that are still outstanding at year-end, cash collected from the assets that they hold, and highly liquid investments purchased with that cash pending distribution to holders of beneficial interests that are appropriate for that purpose. The obligations of the Master Trusts equal the invested amount of certificate holders, the accrued return for the year, and the fair value of the residual interests sold, including those sold to the Company.

Due to the nature of the restatements that were announced on February 24, 2003, and the consequent related potential impact on compliance with certain provisions in the portions of the Agreements related to variable certificate investments, the Agreements were amended in March 2003 to, among other things, include a financial covenant that requires Ahold’s average four quarter rolling interest coverage ratio to not be lower than 2.25. The Company further amended the portions of the Agreements related to variable certificate investments to lower the aggregate maximum purchase limit of third-party variable certificate investments in the Master Trusts to USD 490, primarily in response to a contraction in the aggregate pool of receivables available for sale to the Master Trusts under the Agreements and to extend the termination date of those portions of the Agreements until December 5, 2003. The Company intends to extend further the termination date of those portions of the Agreements for at least an additional two months, where some of the variable certificate investors have committed to extend their investments until February 2004. In addition to the changes described above, in June 2003, one of the variable certificate investors under the programs was replaced by banks who had in March 2003, committed to provide the Company with a USD 450 back-up investment commitment to support the variable certificate investment amounts outstanding at that time. Subsequent to this replacement, USD 220 remains available to the Company under the back-up investment commitment.

During fiscal 2002, the above described transfer of all trade receivables and the subsequent conveyance of the Company’s interest in those receivables to the Master Trusts qualified as a sale according to US GAAP and Dutch GAAP. Accounts receivable sold under these arrangements are excluded from the accounts receivable in the consolidated balance sheet. As a result, for fiscal 2002, the Company did not consolidate the Master Trusts. On July 10, 2003, the agreement related to the receivables sale participated in by USF was amended and restated such that the applicable Master Trust will qualify as a group company and will therefore be consolidated, from that date.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

20 Cash and cash equivalents

	December 29, 2002	December 30, 2001
Cash on hand	415	491
Cash in bank	416	727
Cash investments and time deposits	171	480

	1,002	1,698

No cash was restricted on December 29, 2002 and December 30, 2001.

21 Changes in shareholders’ equity

Restatements relating to periods prior to fiscal 2000 were recorded in the opening accumulated deficit as of January 2, 2000. See Note 3.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Changes in Shareholders’ equity are summarized as follows:

	Share capital	Additional paid in capital	Legal and statutory reserves	Other reserves	Accumulated Deficit	Net income (loss)	Total
Balance as of January 2, 2000 (as restated)	179	4,225	125	(61)	(2,142)	—	2,326
Net income (loss)	—	—	—	—	—	920	920
Dividend preferred financing shares	—	—	—	—	(17)	—	(17)
Issue of common shares	35	4,056	—	—	—	—	4,091
Issue of cumulative preferred financing shares	29	366	—	—	—	—	395
Optional stock dividend	4	(4)	—	—	(44)	—	(44)
Exercise of stock options	1	54	—	—	—	—	55
Adjustment nominal value	21	(21)	—	—	—	—	—
Goodwill	—	—	—	—	(5,353)	—	(5,353)
Exchange rate differences in foreign interests	—	—	—	(21)	—	—	(21)
Appropriation to legal reserve	—	—	39	—	(39)	—	—

Balance as of December 31, 2000 (as restated)	269	8,676	164	(82)	(7,595)	920	2,352
Net income (loss)	—	—	—	—	920	(170)	750
Dividend preferred financing shares	—	—	—	—	(38)	—	(38)
Issue of common share	20	2,481	—	—	—	—	2,501
Optional stock dividend	5	(5)	—	—	(94)	—	(94)
Exercise of stock options	1	66	—	—	—	—	67
Goodwill adjustments	—	—	—	—	78	—	78
Exchange rate differences in foreign interests	—	—	—	(114)	—	—	(114)
Minimum pension liability	—	—	—	(6)	—	—	(6)
Appropriation to legal reserve	—	—	48	—	(48)	—	—

Balance as of December 30, 2001 (as restated)	295	11,218	212	(202)	(6,777)	750	5,496

Balance as of December 30, 2001 (as previously reported)	295	11,218	55	(190)	(6,599)	1,113	5,892
Cumulative restatements / change in accounting principle	—	—	157	(12)	(178)	(363)	(396)

Balance as of December 30, 2001 (as restated)	295	11,218	212	(202)	(6,777)	750	5,496

Net income (loss)	—	—	—	—	750	(1,958)	(1,208)
Dividend preferred financing shares	—	—	—	—	(38)	—	(38)
Optional stock dividend	3	(3)	—	—	(433)	—	(433)
Exercise of stock options	—	5	—	—	—	—	5
Goodwill	—	—	—	—	32	—	32
Exchange rate differences in foreign interests	—	—	—	(1,129)	—	—	(1,129)
Minimum pension liability	—	—	—	(120)	—	—	(120)
Appropriation to legal reserve	—	—	79	—	(75)	—	4

BALANCE AS OF DECEMBER 29, 2002	298	11,220	291	(1,451)	(6,541)	(1,208)	2,609

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Authorized share capital is comprised of the following classes of shares as of December 29, 2002:

Cumulative preferred shares (800,000 of EUR 500 each)	400
Cumulative preferred financing shares (400,000,000 of EUR 0.25 each)	100
Common shares (1,200,000,000 of EUR 0.25 each)	300

800

Movements in issued and additional paid in capital during the years were as follows:

	Shares (x 1,000)		Issued and paid-up share capital (x 1,000 EUR)
	Common shares	Cumulative preferred financing shares	Common shares	Cumulative preferred financing shares	Total issued and paid-up
Balance as of January 2, 2000	646,484	144,000	146,681	32,672	179,353
Share issue	149,101	115,317	34,682	28,829	63,511
Shares issued as optional dividends	18,167	—	4,122	—	4,122
Exercise of stock options	3,097	—	747	—	747
Converted subordinated notes	—	—	—	—	—
Adjustment nominal value	—	—	17,981	3,328	21,309

Balance as of December 31, 2000	816,849	259,317	204,213	64,829	269,042
Share issue	80,500	—	20,125	—	20,125
Shares issued as optional dividends	20,462	—	5,115	—	5,115
Exercise of stock options	3,160	—	790	—	790
Converted subordinated notes	8	—	2	—	2

Balance as of December 30, 2001	920,979	259,317	230,245	64,829	295,074
Share issue	—	—	—	—	—
Shares issued as optional dividends	9,733	—	2,433	—	2,433
Exercise of stock options	392	—	98	—	98
Converted subordinated notes	3	—	1	—	1

Balance as of December 29, 2002	931,107	259,317	232,777	64,829	297,606

Cumulative Preferred Shares

In March 1989, the Company entered into an agreement (the “Option Agreement”) with Stichting Ahold Continuïteit (“SAC” or “Ahold Continuity Foundation”). SAC has no members or shareholders. Under the laws of the Netherlands, the SAC is an independent legal entity governed by its board of directors. The board of directors of SAC is independent and its composition is mandated by the listing rules of Euronext Amsterdam. In case of liquidation, the SAC board of directors must distribute any remaining residual assets to charities. The statutory objective is to enhance Ahold’s continuity, independence and identity in case of a hostile takeover attempt. The Option Agreement was amended and restated in April 1994, March 1997 and December 2001. Pursuant to the Option Agreement, SAC was granted an option (the “SAC Option”) to acquire from the Company, from time to time until December 2016, cumulative preferred shares up to a total par value that is equal to the total par value of all issued and outstanding shares of Ahold’s capital stock, excluding cumulative preferred shares, at the time of exercise of the SAC Option. The SAC Option, which was granted for no consideration, entitles SAC, upon exercise (only in the event of a hostile takeover attempt), to receive cumulative preferred shares. At the time of exercise, the Company may stipulate that only 25% of the par value would be paid in return for such shares, until payment in full of the par value is

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

later called by the Company. SAC would then only be entitled to a market based interest return on its investment. If the SAC Options were to be exercised, the holders of the cumulative preferred shares would be entitled to 2,000 votes per share and a cumulative dividend expressed as a percentage of the amount called-up and paid-up on the cumulative preferred shares. The percentage applied is the sum of (i) the average basic refinancing transaction interest rate as set by the European Central Bank plus 210 basis points, and (ii) the average interest margin as set by the largest credit institution in The Netherlands based on balance sheet total at the end of the fiscal year. The minimum percentage applied is 5.75%. Subject to limited exceptions, each transfer of cumulative preferred shares require the approval of the Corporate Executive Board. SAC would not be able to initiate a vote under the terms of the cumulative preferred shares, but would rather only be able to participate in votes initiated by the Company’s other shareholders. Therefore, SAC would not be in a position to change its level of profit participation upon exercise of the options. Cumulative preferred shares can only be issued in registered form. No share certificates are issued for cumulative preferred shares.

The option agreement and the cumulative preferred shares have certain anti-takeover effects. The issuance of all authorized cumulative preferred shares will cause substantial dilution of the effective voting power of any shareholder, including a shareholder that attempts to acquire the Company, and could have the effect of delaying, deferring and preventing a change in the Company’s control.

Cumulative Preferred Financing Shares

In accordance with the Company’s Articles of Association, the Corporate Executive Board of Ahold was designated as the body authorized to issue or grant rights to subscribe for cumulative preferred financing shares of whatever series, subject to the prior approval of the Supervisory Board of Ahold, up to a total nominal amount equal to 25% of all the outstanding shares of the capital stock of Ahold, excluding cumulative preferred shares. Cumulative preferred financing shares must be fully paid up upon issuance. In accordance with the Articles of Association the Corporate Executive Board of Ahold must approve any change of ownership of the cumulative preferred financing shares. Ahold cannot be forced to redeem these shares.

Dividends are paid on each cumulative preferred financing share at a percentage (the “Financing Dividend Percentage”) based on the average effective yield on Dutch state loans with a remaining life of nine to ten years, and such rate has been fixed for a period of ten years at a rate of 7.37% per fiscal year for the share issuance in June 1996, 5.18% per fiscal year for the share issuance in August 1998 and 6.47% per fiscal year for the share issuance in October 2000.

Common Shares

Ahold common shares are listed on the Euronext Amsterdam. Ahold has a secondary listing on the Swiss Stock Exchange in Zurich. Additionally, Ahold common shares are listed on the New York Stock Exchange in the U.S. in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”). The depositary for the ADSs is The Bank of New York. Each ADS evidences the right to receive one common share.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The holders of common shares are entitled to one vote per share and to participate in the distribution of dividends and liquidation proceeds. Pursuant to article 39 of the Articles of Association, first a dividend will be declared on cumulative preferred shares and on cumulative preferred financing shares out of net income. The remaining income, after reservations made by the Supervisory Board in consultation with the Corporate Executive Board, will be available for distribution to the common shareholders upon approval at the general meeting of shareholders. Upon recommendation of the Corporate Executive Board, with the approval of the Supervisory Board, the general meeting of shareholders can decide to pay a dividend wholly or partly in the form of common shares. Amounts not paid in the form of dividends will be added to retained earnings. The proposed profit-sharing statement reads as follows:

	fiscal 2002	fiscal 2001	fiscal 2000
Net income (loss)	(1,208)	750	920
Dividends on cumulative preferred financing shares	(38)	(38)	(17)
Dividends on common shares	(204)	(653)	(506)

Accumulated deficit/Other reserves	(1,450)	59	397

As a result of the reported loss in fiscal 2002, no final dividend was paid in respect to 2002 (2001: EUR 0.51 per share; 2000: EUR 0.45 per share). EUR 0.22 per share was paid as interim dividend in 2002 (2001: EUR 0.22 per share; 2000: EUR 0.18 per share).

Exchange rate differences related with foreign investments and additional charges regarding the minimum pension liability are non-distributable and are recorded as “other reserves” in shareholders’ equity.

Capital accounts (“Garantievermogen”) defined as the total of shareholders’ equity, minority interest and subordinated long-term loans, amount to EUR 3,676 and EUR 7,324 as of December 29, 2002 and December 30, 2001, respectively.

22 Pensions and other retirement benefits

	December 29, 2002	December 30, 2001
Defined benefit plans	684	519
Defined contribution plans	72	80

Total pensions and other retirement benefits	756	599

Defined benefit plans

In fiscal 2002, Ahold adopted SFAS No. 87 and 106, US GAAP standards, for Dutch GAAP purposes, and adjusted the numbers and related disclosure for fiscal 2001 and fiscal 2000.

Pensions

Ahold has a number of defined benefit pension plans covering a substantial number of employees within the U.S. and Europe (including The Netherlands). All plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Other benefit plans

Ahold provides life insurance and health care benefits for certain retired employees meeting age and service requirements at its U.S. subsidiaries. The Company funds these plans as claims are incurred. Health and welfare plans are also stated in other benefit plans in the following tables below.

The assumed health care cost trend rates used in measuring the accumulated post-retirement benefit obligation is 10.0%, 7.25% and 7.25% in fiscal years 2002, 2001 and 2000, respectively grading down to 5.0% by 2007 and a constant 5.0% for participants over 65 years of age. A 1.0%-point increase in assumed health care cost trend rates would have increased the aggregate of service and interest cost of 11.2% in fiscal 2002, 7.9% in fiscal 2001, and 8.0% in fiscal 2000. The effect of this change on the accumulated post-retirement benefit obligations as of the end of fiscal 2002, fiscal 2001, and fiscal 2000 would be an increase of 10.2%, 7.0%, and 6.0%, respectively. A 1.0%-point decrease in assumed health care cost trend rates would have decreased the aggregate of service and interest cost components of net periodic retirement health care benefit cost by 9.0% for fiscal 2002, 6.6% in fiscal 2001, and 6% in fiscal 2000. The effect of this change on the accumulated post-retirement benefit obligation for health care benefits as of the end of fiscal 2002, fiscal 2001, and fiscal 2000 would be a decrease of 8.3%, 5.9%, and 5.0%, respectively.

The following table provides a summary of the funded status of all defined-benefit plans throughout Ahold as well as the amounts not yet recognized in the statement of operations and the amounts recognized in the balance sheet:

	fiscal 2002	fiscal 2001
Projected benefit obligation at year-end	(2,854)	(2,712)
Fair value of plan assets at year-end	1,882	2,138

Funded status	(972)	(574)
Unrecognized actuarial (gain) loss	710	264
Unrecognized prior service cost	(12)	11
Unrecognized net transition obligation	(4)	(8)

Net amount recognized	(278)	(307)

Prepaid benefit cost under other financial fixed assets	185	201
Accrued benefit liability under provisions for pensions	(684)	(519)
Intangible assets	17	1
Deferred tax assets	81	4
Accumulated other comprehensive income	123	6

Net amount recognized	(278)	(307)

In the following tables, the change in benefit obligations and plan assets is provided, as well as the funded status and the amounts recognized in the balance sheet. The components of net periodic benefit cost are also included. Because of the significance of defined-benefit plans in the U.S. and Europe, the U.S. plans (in aggregate) are shown separately from the European plans (in aggregate). The Company’s pension plans have different measurement dates as follows: for the U.S. pension plans – September 30, for the European pension plans – December 31.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

	U.S. Pensions		U.S. Other benefits
	fiscal 2002	fiscal 2001	fiscal 2002	fiscal 2001
Benefit obligation:
Beginning of the year	1,050	668	72	56
Service cost	43	22	2	1
Interest cost	72	56	5	5
Amendments	2	12	2	—
Actuarial loss	107	72	20	—
Acquisition	24	213	—	10
Foreign currency exchange rate changes	(175)	43	(13)	3
Benefits paid	(67)	(36)	(3)	(3)

End of the year	1,056	1,050	85	72

Plan Assets:
Fair value of assets, beginning of the year	738	646	—	—
Actual return on plan assets	(52)	(57)	—	—
Company contribution	25	8	3	3
Acquisition	9	135	—	—
Foreign currency exchange rate changes	(103)	42	—	—
Benefits paid	(67)	(36)	(3)	(3)

Fair value of assets, end of the year	550	738	—	—

Funded status of plan	(506)	(312)	(85)	(72)
Unrecognized actuarial (gain) loss	309	133	14	(5)
Unrecognized prior service cost	16	21	2	—
Unrecognized net transition obligation	—	(1)	—	—

Net balances	(181)	(159)	(69)	(77)

Classification of the net balances is as follows:
Prepaid benefit cost	—	43	—	—
Accrued benefit liability	(390)	(213)	(69)	(77)
Intangible asset	17	1	—	—
Deferred tax asset	77	4	—	—
Accumulated other comprehensive income	115	6	—	—

Net balances	(181)	(159)	(69)	(77)

The net periodic benefit cost:

	U.S. Pensions			U.S. Other benefits
	fiscal 2002	fiscal 2001	fiscal 2000	fiscal 2002	fiscal 2001	fiscal 2000
Service cost of benefits earned	43	22	17	2	1	1
Interest cost on benefit obligation	72	56	46	5	4	4
Expected return on assets	(62)	(61)	(53)	—	—	—
Amortization of transition asset	—	(1)	(1)	—	—	—
Amortization of prior service cost	2	2	1	—	—	—
Recognized actuarial (gain) loss	3	(4)	(6)	—	—	—

Net periodic benefit cost	58	14	4	7	5	5

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The assumptions used to develop the actuarial present value of benefit obligations and pension expense under SFAS No. 87 were as follows:

U.S. plans

	Pensions			Other benefit plans
	fiscal 2002	fiscal 2001	fiscal 2000	fiscal 2002	fiscal 2001	fiscal 2000
Discount rate for obligations	6.75%	7.50%	8.00%	6.75%	7.50%	8.00%
Expected return on plan assets	9.00%	9.00%	9.00%	N/A	N/A	N/A
Average salary increases	4.00%	4.50%	4.50%	4.00%	4.50%	4.50%

	European Pensions
	fiscal 2002	fiscal 2001
Benefit obligation:
Beginning of the year	1,590	1,490
Service cost	66	61
Plan participant contributions	16	11
Interest cost	86	81
Amendments	(28)	—
Actuarial loss (gain)	47	(4)
Benefits paid	(64)	(49)

End of the year	1,713	1,590

Plan Assets:
Fair value of assets, beginning of the year	1,400	1,464
Actual return on plan assets	(113)	(92)
Company contribution	93	66
Plan participant contribution	16	11
Benefits paid	(64)	(49)

Fair value of assets, end of the year	1,332	1,400

Funded status of plan	(381)	(190)
Unrecognized actuarial loss	387	136
Unrecognized prior service cost	(30)	(10)
Unrecognized net transition obligation	(4)	(7)

Net balances	(28)	(71)

Classification of the net balances is as follows:
Prepaid benefit cost	185	158
Accrued benefit liability	(225)	(229)
Deferred tax asset	4	—
Accumulated other comprehensive income	8	—

Net balances	(28)	(71)

The net periodic benefit cost:

	European Pensions
	fiscal 2002	fiscal 2001	fiscal 2000
Service cost of benefits earned	66	61	45
Interest cost on benefit obligation	86	81	71
Expected return on assets	(91)	(95)	(91)
Amortization of transition asset	(4)	—	—
Amortization of prior service cost	(1)	(5)	(18)

Net periodic benefit cost	56	42	7

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The assumptions used to develop the actuarial present value of benefit obligations and pension expense under SFAS No. 87 were as follows:

European plans

	Pensions
	fiscal 2002	fiscal 2001	fiscal 2000
Discount rate for obligations	5.25%	5.25%	5.25%
Expected return on plan assets	6.50%	6.50%	6.50%
Average salary increases	2.50%	2.50%	2.50%

Defined contribution plans

In the U.S., there are defined contribution plans principally in the form of savings, incentive compensation and bonus plans. Additionally, certain union employees in the U.S. are covered by multi-employer plans, which are also accounted for as defined contribution plans. The Company has contributed EUR 90, EUR 87 and EUR 80 to defined contribution plans during fiscal years 2002, 2001, and 2000, respectively.

23 Other provisions

	Provision for supplemental and severance payments	Self insurance program	Miscellaneous	Maintenance	Total
Balance as of January 2, 2000	34	256	206	61	557
Acquisitions	24	10	208	—	242
Interest	—	19	3	—	22
Provisions charged to income statement	21	205	32	8	266
Released to income / change in estimate	(8)	(17)	(11)	(10)	(46)
Used	(15)	(168)	(99)	(7)	(289)
Exchange rate differences	(1)	17	8	—	24

Balance as of December 31, 2000	55	322	347	52	776
Acquisitions	—	86	52	—	138
Interest	—	23	2	—	25
Provisions charged to income statement	(2)	171	23	—	192
Released to income / change in estimate	(1)	—	(51)	(52)	(104)
Used	(14)	(178)	(157)	—	(349)
Exchange rate differences	1	26	16	—	43
Reclassification	(24)	—	24	—	—

Balance as of December 30, 2001	15	450	256	—	721
Acquisitions	1	—	73	—	74
Interest	—	24	4	—	28
Provisions charged to income statement	11	366	105	—	482
Released to income / change in estimate	(3)	(4)	(16)	—	(23)
Used	(9)	(391)	(101)	—	(501)
Exchange rate differences	(1)	(65)	(35)	—	(101)

Balance as of December 29, 2002	14	380	286	—	680

Self-insurance program

The Company is self-insured for certain losses related to general liability, commercial auto liability and workers’ compensation mainly relating to its U.S. subsidiaries. Maximum self-insurance retention, including defense costs per occurrence, is EUR 2 for general liability, EUR 5 for commercial auto liability, and EUR 5 for workers’ compensation. The self-insurance program liability is actuarially determined, based on claims filed and an estimate of claims incurred but not reported, and was discounted using a discount rate of 5.5% in fiscal 2002 and 6.0% in fiscal 2001.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Miscellaneous

Included in this provision is an amount of EUR 106 in fiscal 2002 (fiscal 2001: EUR 177) for unfavorable lease contracts. Also included is a Customer Loyalty Program related in The Netherlands for an amount of EUR 64 in fiscal 2002 (fiscal 2001: EUR 46). Furthermore there is a liability of EUR 70 in fiscal 2002 (fiscal 2001: EUR 0) regarding various claims with respect to the conversion of amounts previously payable in USD being restated into Pesos pursuant to Argentine law.

24 Loans

	December 29, 2002	December 30, 2001
Subordinated loans	1,780	1,780
Bonds	6,789	7,425
Other loans	890	1,186
Mortgages	72	84
Loans from joint ventures and equity investees	55	193

	9,586	10,668
Current portion	(1,273)	(542)

Long-term portion of loans	8,313	10,126

As of December 29, 2002, maturities of long-term debt during each of the next five fiscal years and thereafter are as follows:

2003	1,273
2004	56
2005	2,530
2006	356
2007	458
Thereafter	4,913

9,586

Breakdown by currency and type of interest in Euro:

	Fixed Interest	Floating interest	December 29, 2002	December 30, 2001
Euro	3,015	505	3,520	4,295
U.S. Dollar	4,625	72	4,697	5,757
Other	—	96	96	74

	7,640	673	8,313	10,126

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Subordinated loans

Subordinated loans at fixed rates

	Repayment commitments
	Within 1 year	Between 1 and 5 years	After 5 years	December 29, 2002	December 30, 2001
EUR 920, 4.0% convertible subordinated notes, maturing on May 16, 2005	—	920	—	920	920
EUR 678, 3.0% convertible subordinated notes, maturing on September 30, 2003	678	—	—	678	678
EUR 91 bond 6.75%, maturing on August 24, 2003	91	—	—	91	91
EUR 91 bond 5.875%, maturing on December 19, 2005	—	91	—	91	91

Total subordinated loans	769	1,011	—	1,780	1,780

In May 2000, Ahold issued 4.0% convertible subordinated notes due May 19, 2005, with a principal amount of EUR 920. Holders of these notes have the right to convert the notes into common shares of Ahold at any time prior to May 16, 2005. During 2002, the conversion price was adjusted from EUR 31.82 to EUR 31.56 per common share as at the end of fiscal 2001. The conversion feature was not deemed beneficial at issuance. Ahold has the right to redeem the convertible notes, in whole but not in part, at the principal amount thereof, together with accrued interest at any time.

In September 1998, Ahold issued 3.0% convertible subordinated notes due September 30, 2003 with a principal amount of EUR 678, with interest payable annually. Holders of the convertible subordinated notes had the right to convert the notes into common shares of Ahold at any time prior to September 25, 2003. During 2002, the conversion price was adjusted from EUR 27.02 to EUR 26.80 per common share as a result of anti-dilution provisions included in the indenture under which the notes were issued. The conversion feature was not deemed beneficial at issuance. At any time after September 30, 2001, the notes were redeemable at the option of Ahold, in whole but not in part, at the principal amount thereof, together with accrued interest. These notes matured on September 30, 2003.

Redemption of the loans is subordinated to the claims of all existing and future creditors.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Bonds and notes

	Repayment commitments
Bonds (fixed rates unless otherwise noted)	Within 1 year	Between 1 and 5 year	After 5 years	December 29, 2002	December 30, 2001
EUR-denominated bonds and notes:

EUR 1,500 notes 6.375%	—	1,355	—	1,355	1,601
EUR 1,500 bond 5.875%	—	—	1,500	1,500	1,500
EUR 600 notes 5.875%	—	—	512	512	605
EUR 227 bond 6.25%	—	284	—	284	335
EUR 200 bond 6.375%	—	200	—	200	200
EUR 136 bond 5.875%	—	136	—	136	136

USD-denominated bonds and notes:

USD 700 notes 8.25%	—	—	671	671	792
USD 500 notes 6.25%	—	—	479	479	566
USD 500 notes 6.875%	—	—	479	479	566
USD 250 bond 9.875%	—	—	58	58	—
USD 100 bond 9.125%	17	—	—	17	—

Other denominated bonds and notes:

GBP 500 bond 6.50%	—	—	681	681	804
JPY 33,000 bond LIBOR plus 1.5%	—	—	299	299	181
CZK 3,000 note PRIBOR plus 0.28%	—	96	—	96	94
Other bonds	4	4	14	22	45

	21	2,075	4,693	6,789	7,425

EUR-denominated bonds and notes

•	EUR 1,500 notes 6.375%, issued by Ahold Finance USA Inc., guaranteed by Ahold. Matures June 8, 2005. These notes have been swapped to a USD liability of USD 1,415 at an interest rate of 8.547%.

•	EUR 1,500 bond 5.875%, issued by Ahold. Matures May 9, 2008.

•	EUR 600 notes 5.875%, issued by Ahold Finance USA Inc., guaranteed by Ahold. Matures March 14, 2012. The notes have been swapped to a USD liability of USD 534 at an interest rate of 6.835%.

•	EUR 227 bond 6.25%. This 10-year Eurobond was issued by Ahold USA Holdings Inc., which changed its name to Croesus Inc. on December 7, 1998. The bond is guaranteed by Ahold and matures November 28, 2006. This bond has been swapped to a USD liability of USD 296 at an interest rate of 7.152%.

•	EUR 200 bond 6.375%, issued by Ahold. Matures November 30, 2007.

•	EUR 136 bond 5.875%. This 10-year Eurobond is issued by Albert Heijn B.V., guaranteed by Ahold. Matures December 19, 2007.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

USD-denominated bonds and notes

•	USD 700 notes 8.25%, issued by Ahold Finance USA Inc., guaranteed by Ahold. Matures July 15, 2010.

•	USD 500 notes 6.25%, issued by Ahold Finance USA Inc., guaranteed by Ahold. Matures May 1, 2009.

•	USD 500 notes 6.875%, issued by Ahold Finance USA Inc., guaranteed by Ahold. Matures May 1, 2029.

•	USD 250 bond 9.875%, issued by Disco S.A. Matures May 15, 2008. Of this bond USD 182 is held by Ahold België N.V.

•	USD 100 bond 9.125%, issued by Disco S.A. Matured May 15, 2003. Of this bond USD 79 was held by Ahold België N.V.

Other denominated bonds and notes

•	GBP 500 bond 6.5%, issued by Ahold Finance USA Inc., guaranteed by Ahold. Matures March 14, 2017. This bond has been swapped to a USD liability of USD 711 at an interest rate of 7.493%.

•	JPY 33,000 bond, JPY LIBOR +1.5%, issued by Ahold in a private placement. Matures May 15, 2031. This bond has been swapped to a EUR liability of EUR 299 at an interest rate of 7.065%.

•	CZK 3,000 note PRIBOR + 0.28% note issued by Ahold. Matures September 14, 2005.

Other loans

	Repayment commitments
Other loans (fixed rates unless otherwise noted)	Within 1 year	Between 1 and 5 years	After 5 years	December 29, 2002	December 30, 2001
EUR-denominated loans and notes:

EUR 158 loan EURIBOR plus 0.63%	158	—	—	158	—
EUR 95 EURO Note 5.625%	—	—	95	95	55
EUR 66 note EURIBOR plus 0.8%	—	66	—	66	66
EUR 50 note EURIBOR plus 0.4%	—	50	—	50	—
EUR 45 loan 7.70%	9	9	—	18	27

USD-denominated loans:

USD 250 senior loan 9.75%	—	—	—	—	221
USD 150 loan LIBOR plus 0.1%	128	—	—	128	163
USD 50 loan 6.23%	—	48	—	48	57
USD 39 loan 6.11%	37	—	—	37	44
USD 39 loan LIBOR plus 0.7%	—	—	—	—	44
Other loans	138	111	41	290	509

	470	284	136	890	1,186

EUR-denominated loans and notes

•	EUR 158 floating rate EURIBOR + 0.63% loan, issued by Ahold. Matures October 30, 2003.

•	EUR 95 Euro note 5.625%, issued by Ahold. Matures December 17, 2008.

•	EUR 66 floating rate EURIBOR + 0.8% note, issued by Ahold. Matures October 26, 2007.

•	EUR 50 floating rate EURIBOR + 0.4% loan issued by Ahold. Matures June 14, 2007.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

•	EUR 45 loan 7.70%, incurred by Ahold Vastgoed B.V., principal repayments on this loan are due in five equal installments of EUR 9 from June 2000 through June 2004.

USD-denominated loans

•	USD 250 senior-loan 9.75%, issued by Stop & Shop in February 1992. Matured February 1, 2002. This loan was subordinated to all senior indebtedness of Stop & Shop.

•	USD 150 loan, LIBOR plus 0.1%. This loan was issued by Ahold. To obtain this loan, Ahold has pledged legal ownership of USD 150 Disco bonds, held by Ahold België N.V. Matured on May 14, 2003.

•	USD 50 loan 6.23% issued by Croesus Inc., guaranteed by Ahold. Matures June 30, 2006.

•	USD 39 loan 6.11% issued by Croesus Inc., guaranteed by Ahold. Matured June 30, 2003.

•	USD 39 loan, LIBOR plus 0.7%. This loan was issued by Tops in a private placement guaranteed by Ahold. Matured March 15, 2002.

The EURIBOR rate as of December 27, 2002 was for 3 months 2.93% and for 6 months 2.84%. The LIBOR USD rate as of December 27, 2002 USD was for 3 months 1.40% and for 6 months 1.39%. The PRIBOR 6 months rate as of December 27, 2002 was 2.45%. The NIBOR rate as of December 27, 2002 was for 3 months 6.35% and for 6 months 6.52%.

Ahold Finance USA Inc. is a 100%-owned finance subsidiary of Ahold and Ahold has fully and unconditionally guaranteed all securities issued by Ahold Finance USA Inc. listed above. There are no significant restrictions on the ability of Ahold to obtain funds from Ahold Finance USA, Inc. by dividend or loan.

As of December 29, 2002, the aggregate amounts of mortgages and other loans that are collateralized by buildings and land amounted to EUR 92 (2001: EUR 104).

Credit facilities

Ahold’s primary line of credit, entered into in December 1996, was a USD 1 billion, seven-year multi-currency revolving credit facility. In March 1998, Ahold entered into an additional USD 500, four-year standby multi-currency revolving credit facility. The terms and conditions of this facility were substantially similar to the USD 1 billion multi-currency revolving credit facility.

In 2002, the USD 1 billion and the USD 500 facilities, described above, were retired and expired, respectively, and were replaced on July 18, 2002 with the 2002 Credit Facility. The 2002 Credit Facility comprised a USD 2 billion multi-currency dual tranche revolving credit facility bearing an interest rate of LIBOR (or EURIBOR for EUR denominated borrowings) plus an applicable margin. The applicable margin was determined by (i) Ahold’s most recent credit rating, as published by Moody’s Investor Service or Standard & Poors, and (ii) which tranche of the facility, A or B, was utilized. Tranche A, which permitted borrowings of up to USD 500, offered a maximum loan term of one year, and a margin ranging from 0.30% to 0.425%, and Tranche B, which permitted borrowings of up to USD 1.5 billion, offered a maximum loan term of five years, and a margin ranging from 0.35% to 0.50%. In addition, the 2002 Credit Facility provided for up to USD 150 in letters of credit. The 2002 Credit Facility had, at fiscal year-end 2002, an applicable borrowing rate of LIBOR plus 0.35% for the outstanding drawings on Tranche A, and LIBOR plus 0.40% for the outstanding drawings on Tranche B. The

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

outstanding borrowings on December 29, 2002, on the 2002 Credit Facility were USD 80 in loans and an additional USD 150 in letters of credit, which were used primarily to support Ahold’s self-insurance obligations. At December 29, 2002 and December 30, 2001, the weighted average interest rate on outstanding borrowings under the 2000 Credit Facility was 7.65% and 7.9%, respectively.

As of fiscal year end 2002, Ahold Finance USA Inc., a wholly owned subsidiary of Ahold, had access to USD 200 from three different banks for overnight borrowings. At December 29, 2002 and December 30, 2001, there were zero borrowings under these facilities, and letters of credit were issued to facility capacities.

The 2003 new credit facility is described in Note 31, Subsequent events.

25 Financial lease commitments

Financial lease commitments are principally for buildings and are generally held by Ahold’s USA subsidiaries. Terms range from ten to twenty-five years and contain renewal options. Components of assets held under capital leases are as follows:

	December 29, 2002	December 30, 2001
Land and buildings	2,617	2,763
Machinery and equipment	114	100

	2,731	2,863
Accumulated depreciation	(782)	(802)

	1,949	2,061

At the time of entering into financial lease agreements, the commitments are recorded at their present value using the interest rate applicable for long-term borrowings. At December 29, 2002, existing financial lease commitments are recorded at present value at an average interest rate of 9.6% (fiscal year end 2001: 9.6%).

	December 29, 2002	December 30, 2001
Commitments	2,323	2,476
Current portion	(99)	(99)

Long-term portion of financial lease commitments	2,224	2,377

Commitments payable after 5 years	1,840	1,972

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Interest expense on capital lease commitments was EUR 232, EUR 214, and EUR 176 for fiscal years 2002, 2001, and 2000, respectively. The aggregate amounts of minimum rental commitments to third parties, under non-cancelable capital lease contracts for the next five years and thereafter are as follows:

2003	324
2004	300
2005	313
2006	277
2007	265
Thereafter	3,152

Total future minimum lease payments	4,631
Estimated executory costs	(2)
Interest portion	(2,306)

Present value of net minimum capital lease payments	2,323
Current portion	(99)

Long-term portion of capitalized lease commitments	2,224

Total future minimum lease payments above have not been reduced by minimum sublease rentals of EUR 13, as of December 29, 2002, due in the future under related non-cancelable subleases.

26 Other non-current liabilities

Other non-current liabilities consist of step rent for EUR 45 (2001: EUR 48) and deferred gains of EUR 303 (2001: EUR 259). Step rent relates to the equalization of rent contracts throughout the life of the lease contract. Deferred gains represent mainly the non-current portion of deferred book gains on sale and leaseback transactions as well as up front payments received from banks with respect to derivative contracts.

27 Current liabilities

Loans payable

	December 29, 2002	December 30, 2001
Current portion of long-term liabilities	1,372	641
Loans payable to financial institutions	702	282
Ahold Dutch Customer Fund Loan	113	171
Personnel and customer savings	96	95
Other loans	87	37

	2,370	1,226

Other current liabilities

	December 29, 2002	December 30, 2001
Deferred gains	50	37
Payables to joint ventures and equity investees	3	14
Vacation allowances	295	296
Interest	251	259
Pension funds	33	24
Dividend cumulative preferred financing shares	18	18

	650	648

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

28 Related party transactions

In the ordinary course of business, Ahold generated sales from transactions with the ICA joint venture, which amounted to EUR 6 in fiscal 2002 and EUR 3 in fiscal 2001. At the end of fiscal 2002 amounts receivable from the ICA joint venture totaled EUR 4 and at the end of fiscal 2001 amounts payable to the ICA joint venture were EUR 1.

In the ordinary course of business, Luis Paez, an equity investee of Ahold, generated sales from transactions with Ahold, which amounted to EUR 7 in fiscal 2002, EUR 7 in fiscal 2001 and EUR 8 in fiscal 2000. The Company provided financing to Luis Paez and received interest from Luis Paez of EUR 4 in fiscal 2002, EUR 2 in fiscal 2001 and EUR 2 in fiscal 2000. At the end of fiscal 2002 and 2001, amounts receivable from Luis Paez totaled EUR 82 and EUR 82, respectively.

Ahold provided financing to its joint venture JMR, and received interest from JMR of EUR 5 in fiscal 2002 and EUR 3 in fiscal 2001. At the end of fiscal 2002 and 2001, amounts receivable from Jéronimo Martins Retail Services AG totaled EUR 42 and EUR 130, respectively. Ahold also provided services to Jéronimo Martins Retail Services AG, for which Ahold received EUR 8 in fiscal 2002, EUR 7 in fiscal 2001 and EUR 8 in fiscal 2000.

Paiz Ahold, a joint venture, provided financing to Ahold, and received interest of EUR 1 in fiscal 2002, EUR 8 in fiscal 2001 and EUR 12 in fiscal 2000. At the end of fiscal 2002 and 2001, amounts payable to Paiz Ahold totaled EUR 48 and EUR 193, respectively. Ahold also had service transactions with Paiz Ahold, for which Ahold received EUR 1 in fiscal 2002 and EUR 1 in fiscal 2001.

Starting in the second half of fiscal 2002, DAIH is included in the consolidated figures of Ahold. In the first half of fiscal 2002, Ahold received interest from DAIH for financing activities for a total amount of EUR 12 (fiscal 2001: 22; fiscal 2000: 11). At the end of fiscal 2001, amounts receivable from DAIH totaled EUR 390. Ahold also provided services to DAIH, for which Ahold received EUR 1 in the first half of fiscal 2002 and EUR 2 in fiscal 2001.

Ahold also had service transactions with its equity investee Accounting Plaza B.V. (“Accounting Plaza”), an equity investee that renders accounting and administrative services to certain Ahold subsidiaries in the Netherlands, which amounted to EUR 20 in fiscal 2002. During fiscal 2001 and 2000 Accounting Plaza was a consolidated subsidiary, and therefore the transactions were eliminated in consolidation. Amounts receivable from Accounting Plaza at December 29, 2002 totaled EUR 1. Amounts payable to Accounting Plaza at December 29, 2002 were totaled EUR 3.

Ahold also had service transactions with Kobalt Media Service B.V., an equity investee that renders promotional and advertising services to certain Dutch Ahold subsidiaries, which amounted to EUR 44 in fiscal 2002 (EUR 38 in fiscal 2001 and EUR 44 in fiscal 2000).

In January 1994, a group of Ahold’s Dutch managers and employees acquired a EUR 15 capital investment in the AHVKF, an independent investment fund that primarily invests all of its assets in Ahold’s shares and debt. The capital investment had previously been held by Het Weerpad B.V., an investment company of the Heijn family, founders of Ahold. The Company made loans to this group of managers and employees, which included some of Ahold’s officers, to assist them with their

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

investment in the AHVKF. These floating-rate loans, bearing fluctuating interest based on the European Central Bank interest rates on deposits, are generally due in ten years from issuance or upon an individual’s termination of employment, if earlier, and are collateralized by each individual’s corresponding investment in the AHVKF.

In July 1996 and April 1998, additional loans were granted to Ahold’s Dutch managers and employees to purchase additional investments in the AHVKF. Some officers participated in these purchases. As of December 29, 2002, a total of EUR 41 of loans was outstanding, including EUR 0.5 in amounts due from Ahold’s officers (2001: 0.4).

All receivables and payables arising from related party transactions are settled in cash.

29 Financial instruments

Ahold reviews and monitors its exposure and risks related to changes in exchange rates, interest rates and commodity rates, and Ahold utilizes derivative financial instruments, including swaps, options and forward contracts, to manage these exposures. These instruments are not considered specialized or high-risk and are generally available from numerous sources. Ahold enters contracts to hedge economic risks and does not enter into contracts or utilize derivatives for speculative purposes. The terms of the financial instruments utilized are consistent with the related underlying hedged exposures. Established controls are in place covering all financial instruments. These include policies, guidelines and a system of authorization and reporting. All contracts have been entered with major creditworthy financial institutions, and the risk associated with these transactions is the cost of replacing these agreements at the current market rates, in the event of default by the counter parties. The Company does not have a significant concentration of risk with any single party in any of its financial instruments. Management regularly evaluates its use of financial instruments and believes that the risk of incurring losses as a result of default is remote.

All derivative financial instruments are entered into for economic hedging purposes, but for various reasons, certain instruments may not qualify for hedge accounting treatment. In order for a derivative financial instrument to qualify as a hedge for accounting purposes, the instrument must be effective in hedging the underlying designated risk, meaning that changes in the fair value of the hedging instrument substantially offset the change in the fair value of the hedged item or forecasted transaction attributable to that risk element.

To the extent that derivative instruments are designated and qualify as hedges under applicable hedge accounting rules, the fair values of these instruments are not included in the Company’s balance sheet; rather, any associated gains or losses on the instruments are deferred and are recognized in the statement of operations in the same period in which the underlying hedged exposure affects earnings. Instruments that are not designated as hedges, or that fail to qualify for hedge accounting, are included in the Company’s balance sheet at fair value, with changes in value recognized in current period income.

Ahold had 66 financial derivative contracts outstanding as of the end of 2002. The notional contract quantities as of December 31, 2002 and 2001 were EUR 4,681 and EUR 4,710, respectively, with a

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

market value of EUR 47 in 2002 and negative EUR 363 in 2001. Of these 66 contracts, 44 have maturity shorter then one year, 17 have a maturity of one to five years and five have a maturity ranging from five to thirty years. Some of Ahold’s derivatives agreements require it to maintain specific financial ratios, the breach of which could result in cross-acceleration and cross-defaults under the terms of other derivatives instruments and debt agreements.

Foreign exchange and interest rate risk management

Since Ahold has operations in a variety of countries throughout the world, a substantial portion of its assets, liabilities and results are denominated in foreign currencies, primarily the US dollar. As a result, the Company is subject to foreign currency exchange risk due to exchange rate movements, which affect Ahold´s transaction costs and the translation of the results and underlying net assets of its foreign subsidiaries. Ahold actively manages foreign currency exposure by financing in local currency borrowings to the extent possible or practical. Using this hedging technique, Ahold manages its overall debt portfolio to match asset investments on a country-by-country basis. When local financing is not possible or practical, the Company will finance foreign operations through intercompany loans. Ahold has been able to substantially mitigate foreign currency exposure with local borrowings or by entering into cross-currency swaps to hedge third-party debt in a currency other then the functional currency of the entity.

Ahold uses a combination of interest rate, cross-currency and foreign currency exchange swaps to hedge variable rate exposures resulting from changes in interest rates and foreign currency exchange rates on borrowings in currencies other than the functional currency. Ahold’s objective in managing exposures to interest rate and foreign exchange rate fluctuations on debt is to reduce income and cash flow volatility. Ahold´s financial position is largely fixed by long-term debt issues and derivative financial instruments. Interest rate swaps allow the Company to maintain a target range of floating debt.

Commodity risk management

Ahold uses commodity forwards and futures to hedge against fuel price risk. Some commodity contracts are closed out and cash settled at maturity while for other contracts the underlying exposure is physically delivered. As of December 29, 2002, Ahold had 10 contracts (fiscal 2001: 7 contracts) outstanding for a notional amount of 14 gallons (fiscal 2001: 15 gallons) and a fair value of EUR 1 (fiscal 2001: EUR (3)).

Other derivative instruments

In countries where the local currency is subject to large fluctuations, Ahold often enters into lease agreements denominated in currencies that differ from the local currency (historically, this included the US dollar and currencies subsequently replaced by the Euro). As a result, the Company had embedded foreign exchange derivatives in certain lease contracts in the Czech Republic, Slovakia and Poland. Under Dutch GAAP these embedded derivatives are not accounted for separately.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Fair value of financial instruments

The following table presents the nominal amounts and fair values of Ahold’s financial instruments:

	December 29, 2002		December 30, 2001
	Nominal amount	Fair value	Nominal amount	Fair value
Assets
Loans receivable	342	350	709	712

Liabilities
Borrowings	(11,909)	(13,836)	(13,143)	(14,107)

Derivative financial instruments
Currency derivatives	414	(4)	225	5
Cross currency derivatives	3,418	12	3,456	(367)
Interest rate derivatives	849	39	1,029	—

Fuel derivatives	14 mln gallons	1	15 mln gallons	(3)

The carrying amounts of cash, accounts receivable, accounts payable, current loans payable and capital lease commitments approximate their fair value due to the short-term nature of these instruments.

The fair value of long-term debt is estimated using discounted cash flow analysis based on interest rates from similar types of borrowing arrangements or at quoted market prices, if applicable. The fair value of derivative financial instruments is the amount at which these instruments could be settled, based on estimates obtained from financial institutions.

30 Commitments and contingencies

Commitments

Ahold has rent commitments and capital investment commitments. Both are specified below.

Rent commitments

The annual costs of rentals and operating leases were as follows:

	fiscal 2002	fiscal 2001	fiscal 2000
Minimum rentals	970	902	647
Contingent rentals	22	16	27
Leases and sublease income	(126)	(155)	(136)

	866	763	538

Certain of the leases provide for contingent additional rentals based on a percentage of sales. Substantially all of the store leases have renewal options for additional terms. No leases impose restrictions on the Company’s ability to pay dividends, incur additional debt, or enter into additional leasing arrangements.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The aggregate amounts of minimum rental commitments to third parties as of December 29, 2002, under non-cancelable operating lease contracts for the next five years and thereafter were as follows:

2003	763
2004	714
2005	656
2006	637
2007	550
Thereafter	4,948

Total	8,268

The minimum rental commitments above have not been reduced by minimum lease or sublease rental income of EUR 40.

Capital investment commitments

Ahold had capital investment commitments for fixed assets outstanding of approximately EUR 429 at December 29, 2002.

The Ahold consolidated asset investment commitments per region were as follows:

Region	Land and buildings	Improvement /renovations	Fixtures/ equipment	Other fixed assets	Total tangible fixed assets	Intangible assets	Total investment commitments
U.S.	184	25	5	—	214	—	214
Europe	135	14	25	8	182	27	209
Latin America	4	—	1	—	5	—	5
Asia Pacific	—	1	—	—	1	—	1

Ahold Consolidated	323	40	31	8	402	27	429

As shown above, the investment commitments mainly relate to land and buildings of EUR 323 at December 29, 2002. The dominant regions with regard to investment commitments are the U.S. with EUR 214 of outstanding capital investment commitments, and the European region with EUR 209 of outstanding capital investment commitments.

Payments resulting from these commitments are expected as follows:

Region	2003	2004	2005	2006	2007	after 2007	Total
U.S.	160	1	1	1	1	50	214
Europe	141	36	6	6	3	17	209
Latin America	5	—	—	—	—	—	5
Asia Pacific	1	—	—	—	—	—	1

Ahold Consolidated	307	37	7	7	4	67	429

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Purchase commitments

Ahold has purchase commitments with vendors in the ordinary course of business. The Company has long-term purchase contracts that require the Company to buy predetermined volumes of goods and goods not-for-resale at fixed prices.

Guarantees

Guarantees to third parties, other than lease and bond guarantees, have been issued by Ahold totaling EUR 3,347 and EUR 2,614 as of fiscal year-end 2002 and 2001, respectively. These guarantees primarily relate to Ahold’s guarantees that cover liabilities and commitments of its subsidiaries, which are recorded as a liability in the consolidated balance sheet or disclosed as a commitment above.

At December 29, 2002 and at December 30, 2001, Ahold had outstanding guarantees relating to credit facilities of EUR 2,430 and EUR 978, respectively. Of the December 29, 2002 credit facility guarantees outstanding, EUR 2,000 related to Ahold’s credit facility with ING, ABN AMRO, Goldman Sachs and JP Morgan. This guarantee was issued by Ahold on July 18, 2002 and extended through the term of the related credit facility. In general, credit facility guarantees have been granted by Ahold to facilitate borrowings by Ahold subsidiaries. In the event of default by the subsidiary, Ahold would be liable for all obligations under the credit facility. The carrying amount of the liabilities related to these guarantees is recorded within loans payable in the consolidated balance sheet and was approximately EUR 220 at December 29, 2002.

As described in Note 31, subsequent to fiscal year-end 2002, subsidiaries of Ahold entered into a new credit facility, which replaced the 2002 Credit Facility. Amounts due under this new facility are guaranteed by Ahold and certain of its subsidiaries.

At December 29, 2002, Ahold had granted EUR 391 of loan guarantees relating to the principal amounts of certain loans payable by Ahold’s subsidiaries. At December 30, 2001, the loan guarantees amounted to EUR 149. The guarantees have been issued by Ahold to facilitate loan agreements between consolidated Ahold subsidiaries and third-party financiers and the term of each guarantee is equal to the term of the related loan. Ahold’s maximum liability under the guarantees equals the total amount of the related loans recorded on the consolidated balance sheet.

As discussed in Note 24, Ahold also had provided guarantees of certain bonds issued by subsidiaries for a total amount of EUR 2,463, USD 1,789 and GBP 500 as of December 29, 2002. The nature of these guarantees requires that Ahold assume the obligations under the bonds in the event of default by the subsidiary. The guarantees extend through the dates of the related debt instruments.

Ahold had corporate guarantees of EUR 296 and EUR 168 at December 29, 2002 and December 30, 2001, respectively. These guarantees have been provided to suppliers as assurance that the Ahold subsidiary’s financial obligation, as detailed in the underlying contract, will be met. Ahold would be required to perform under the guarantee if the subsidiary (or group of subsidiaries) fails to meet the financial obligations under the contract, as described in the guarantee.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Ahold issued letters of assurance, comfort letters, real estate guarantees and buy-back guarantees, totaling EUR 230 and EUR 188 at December 29, 2002 and December 30, 2001, respectively. Ahold granted letters of assurance and comfort letters to suppliers and banks to acknowledge the Company’s awareness and support of the transactions and relationships entered into by its subsidiaries and franchisees. The real estate guarantees have been granted by Ahold for real property leases of its subsidiaries. The buy-back guarantees have been granted by Ahold to facilitate external financing for franchisees or subsidiaries. The liability under these guarantees is secured by the value of the related assets that the Company could obtain and liquidate in the event Ahold has to perform under the guarantees.

Furthermore, the Company issued guarantees related to operating leases and capital leases of its subsidiaries. For a discussion of capital leases, see Note 25. For a discussion of operating leases, see this Note 30 under rent commitments.

The Company is contingently liable for leases that have been assigned to various third parties in connection with facility closings and asset dispositions. The Company could be required to assume these leases if any of the assignees are unable to fulfill their lease obligations. Due to the wide distribution of the assignments among third parties and various remedies available to the Company, management believes the likelihood that it will be required to assume a material amount of these obligations is remote.

Subsequent to year-end 2002, on September 3, 2003, Albert Heijn issued a guarantee for a maximum amount of EUR 75 for the payment obligations to the AHVKF. Albert Heijn would be required to perform under the guarantee if Ahold defaulted on its payment obligations to the AHVKF.

Albert Heijn and other Dutch companies are part of the fiscal unity for income taxes and for value added taxes of Ahold. At December 29, 2002, the carrying amount of the liability related to income taxes and value added taxes within the fiscal unity was EUR 116, which is recorded within income taxes payable on the consolidated balance sheet. The Company would be required to perform if any of the entities within the fiscal unity defaulted on payment of the above-mentioned liabilities.

The Company’s wholly owned subsidiary, USF, deals with five value added service providers (“VASPs”). The VASPs provide varying degrees of support to USF primarily in the procurement of private label and signature brand products. As part of its normal business practice, the Company has guaranteed some of the obligations of the VASPs relating to purchases made on behalf of USF. The maximum potential amount of future payments that the Company would be required to make under the guarantees depends on the outstanding purchases made by the VASPs on behalf of USF, and would include product that has not been delivered to USF and for which the liability remains unbilled. As of December 29, 2002, the guarantee totaled approximately EUR 221. The Company would be required to reimburse the suppliers under the guarantee, if the VASP fails to fulfill its payment obligations under any purchase orders to the supplier. Proceeds from the liquidation of these goods are expected to be sufficient to cover the maximum potential amount of future payments under the guarantees.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Legal proceedings

U.S. Securities and ERISA Civil Litigation and Governmental/Regulatory Investigations

On February 24, 2003, Ahold announced that it would be restating its earnings for fiscal 2000 and 2001 because of, among other things, certain accounting irregularities at USF and because certain joint ventures had been improperly consolidated. Ahold further announced forensic investigations into accounting irregularities at USF and the legality and accounting treatment of certain questionable transactions at Disco, its Argentine subsidiary. Ahold also announced that its Chief Executive Officer and Chief Financial Officer would resign. Following these announcements, civil and criminal investigations were initiated by both U.S. and non-U.S. governmental and regulatory authorities and numerous civil lawsuits were filed.

In the U.S., the foregoing has resulted in civil lawsuits claiming violations of the U.S. federal securities laws. Numerous putative class actions claming violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 promulgated there under and Section 20(a) of the Securities Exchange Act (the “Securities Action”) were filed on behalf of Ahold’s shareholders. Among the named defendants are Ahold and certain of its current and former directors, officers and employees. Additionally, two putative class actions were filed on behalf of participants in the Ahold USA 401(k) Savings Plan Master Trust against the Company and certain of its current and former officers, directors and employees and one on behalf of the participants in the USF 401(k) Retirement Savings Plan against USF and certain of its current and former officers, directors and employees alleging violations of the Employee Retirement Income Security Act of 1974 (“ERISA”) (the “ERISA Actions”). The primary factual allegations alleged in the Securities Actions and the ERISA Actions are largely the same. The plaintiffs in the Securities Actions seek compensatory damages in amounts to be proven at trial, together with prejudgment interest, and the costs and expenses incurred in bringing the actions, including attorneys’ fees, expert fees and other disbursements. In the ERISA Actions, the plaintiffs seek an order compelling the defendants to make the relevant plan whole for losses incurred as a result of the defendants’ alleged ERISA violations, injunctive relief enjoining the defendants from continuing the alleged breach of their fiduciary duties under ERISA and the plan documents, other injunctive and equitable relief as appropriate to remedy the alleged breaches, reasonable attorneys’ fees and costs and interest on all judgment amounts as provided by law.

In addition to the Securities Actions and the ERISA Actions, the events leading to the announcement on February 24, 2003 (and other prior and subsequent events) have prompted certain governmental and regulatory entities to initiate criminal and civil investigations of Ahold and certain of its subsidiaries. A criminal investigation is being conducted by the U.S. Department of Justice. The U.S. Department of Justice investigation is being conducted by the U.S. Attorney’s Office for the Southern District of New York (the “U.S. Attorney”), which is conducting a grand jury investigation into possible criminal wrongdoing by Ahold and certain of Ahold’s current and former officers, directors and employees in connection with the events leading to the announcement on February 24, 2003, and other prior and subsequent events. In the course of that investigation, grand jury subpoenas were issued to Ahold by a federal grand jury in the U.S. District Court for the Southern District of New York. The Federal Bureau of Investigation and criminal investigators from the U.S. Department of Labor are also working with the U.S. Attorney on the grand jury investigation, and the investigation is also examining whether criminal violations of ERISA occurred at Ahold’s ERISA plans in the U.S. The SEC is conducting a civil investigation to determine whether Ahold and certain of its current and

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

former officers, directors and employees violated U.S. federal securities laws and regulations. The Benefits Security Administration of the U.S. Department of Labor commenced a civil investigation relating to the Ahold USA 401(k) Savings Plan Master Trust to determine whether any violations under Title I of ERISA have occurred, including breaches of fiduciary duty. Both the NYSE and NASD have initiated inquiries. The NYSE requested that Ahold provide certain information regarding its employees and advisors, who were aware of the events giving rise to the announcement on February 24, 2003. The NASD requested that Ahold provide certain information regarding certain employees and advisors identified in our response to the NYSE. Outside the U.S., the Dutch Public Prosecutor, Euronext Amsterdam and the Netherlands Authority for the Financial Markets are conducting similar investigations involving Ahold.

In addition to the investigations described above, there are also other criminal tax, administrative and/or regulatory proceedings and investigations, primarily involving Disco, being conducted by various governmental and regulatory authorities.

The Company cannot predict when these investigations will be completed or the likely outcome of any of the investigations and proceedings. It is possible that these investigations and proceedings could lead to criminal charges, civil enforcement proceedings, additional civil lawsuits, settlements, judgments and/or consent decrees against the Company (and/or its subsidiaries) and that, as a result of these investigations, the Company will be required to pay fines, consent to injunctions on future conduct, lose the ability to conduct business with government instrumentalities or suffer other penalties and remedies, each of which could have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flows.

Arbitration and termination

Ahold’s former Chief Executive Officer and Chief Financial Officer have each agreed in the context of his separation that the determination of his severance package, if any, must be left to an impartial body, in this case an arbitration tribunal, which will be comprised of persons with experience in this area and not having any relationship with either Ahold or the former Chief Executive Officer and Chief Financial Officer, to ensure complete objectivity of the proceedings. Up until the date of the issuance of the 2002 financial statements, no arbitration proceedings have been initiated.

The employment relationship between USF and its former Chief Executive Officer, Jim Miller, who resigned from this position in May 2003, has been terminated as of October 1, 2003. No severance arrangement has been agreed. Mr. Miller retains some contractual benefits that survive the termination of this employment relationship.

Bradlees Leases

In 1992, Stop & Shop spun-off Bradlees Stores, Inc. (“Bradlees”). In connection with this spin-off, Stop & Shop assigned to Bradlees certain commercial real property leases. In connection with such assignments, Stop & Shop, Bradlees and Vornado, Inc. (or certain of its affiliates, collectively “Vornado”), a landlord on a number of the assigned leases, entered into a Master Agreement and Guaranty, dated as of May 1, 1992 (the “Master Agreement”). The Master Agreement concerns 18 leases for which Vornado is the landlord.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

On December 26, 2000, Bradlees filed for bankruptcy protection to wind down its business and liquidate its assets. In that bankruptcy, Stop & Shop and Bradlees entered into an agreement (the “Lease Designation Agreement”) for the sale and disposition of 114 real estate property leases, including those leases under which Stop & Shop may have potential liability under the Master Agreement or otherwise. Stop & Shop was responsible for damages Bradlees owed to landlords arising out of Bradlees’ rejection of any such leases to the extent such damages exceeded USD 30 (other than with respect to certain specific leases designated as “Excluded Leases”). The disposition of all leases under the Lease Designation Agreement now is complete. Of the 114 leases subject to the agreement, 53 have been assigned to third parties or consensually returned to the respective landlords (no further payments currently are due under the leases returned to the landlords), 21 leases were assigned to Stop & Shop and 40 leases, including 15 Excluded Leases, have been rejected in the bankruptcy proceeding. As a result of the continuing Stop & Shop potential obligations from the initial spin-off of Bradlees and/or the Lease Designation Agreement, Stop & Shop may still retain or incur liability under certain of these leases under certain circumstances.

On November 25, 2002, Vornado sent a written demand to Stop & Shop to pay certain so-called “Rental Increases” allegedly due under the Master Agreement in connection with certain leases. Stop & Shop disputes that it owes these amounts, and on December 31, 2002, instituted an action that now is pending in the U.S. District Court for the Southern District of New York. In that action, Stop & Shop seeks a declaration that it is not obligated to pay the Rental Increases demanded by Vornado. On May 23, 2003, Vornado moved for summary judgment. On June 11, 2003, Stop & Shop opposed Vornado’s motion for summary judgment and cross-moved for summary judgment in its favor. By letter, dated June 25, 2003, and subsequent court order, the action has been held in abeyance until Vornado’s motion to interpret (discussed below) is decided.

In response to the action instituted by Stop & Shop, on April 10, 2003, Vornado made a motion to interpret in the Bradlees bankruptcy seeking an interpretation of certain court orders that Vornado claims would resolve the dispute between Stop & Shop and Vornado concerning the Master Agreement. Vornado alleges in the motion to interpret that the Rental Increases are worth “tens of millions of dollars,” comprised of USD 5 annually through January 31, 2012, and, if certain renewal options are exercised, USD 6 annually thereafter through the expiration of the last lease covered by the Master Agreement, which Vornado alleges could extend until 2031, depending upon whether renewal options are exercised. Stop & Shop has opposed the motion to interpret. The Company has not determined that a loss is probable, although it is reasonably possible that the Company could incur losses or expenditures arising from this matter in amounts that cannot be reasonably estimated.

Horn and Braziunas Arbitration

Arbitration proceedings were initiated on February 21, 2003, by Sverre Horn and Gediminias Braziunas (together, “Horn c.s.”) against ICA Norge AS (formerly Hakon Gruppen AS) and ICA Baltic AB (together, “ICA Norge”). Horn c.s. allege breach of a contract under which they should perform certain services for ICA Norge in relation to real estate development projects in Lithuania in consideration for a fee calculated as a percentage of total project costs. The total amount of the claim is NOK 445 (approximately EUR 55). Horn c.s. also allege breach of contract as a result of termination of the contract by ICA Norge in October 2002. ICA Norge intends to respond to Horn c.s. on October 17, 2003, requesting the claim be dismissed and bringing a counterclaim against Horn c.s. for not fulfilling their obligations under the contract. The hearing of the case is not expected to

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

commence until September 2004. The Company has determined that a loss is not probable, although it is reasonably possible that the Company could incur losses or expenditures arising from this matter in amounts that cannot be reasonably estimated.

Ahold and its subsidiaries are parties to a number of other legal proceedings and investigations that arose as a result of its business operations. The Company believes that the ultimate resolution of these proceedings will not, in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Contingent liabilities

Sale of Ahold’s Operations Indonesia, Malaysia and Santa Isabel S.A. - Chile

Related to the sale of the assets of Ahold’s operations in Malaysia, Indonesia, and Santa Isabel S.A. - Chile, the Company has provided in the relevant sales agreement customary representations and warranties including but not limited to, completeness of books and records, title to assets, schedule of material contracts and arrangements, litigation, permits, labor matters and employee benefits and taxes. These representations and warranties will generally terminate, depending on the specific representation and warranties, one to two years after the date of the relevant agreement. The claims under the representation and warranties are capped at MYR 32 (EUR 8) for Malaysia and IDR 53,400 (EUR 6) for Indonesia. The claims under the representations and warranties are capped at USD 30 for Chile.

Similar representations and warranties exist for smaller divestitures as described in Note 31. The aggregate impact of such representations and warranties is not expected to be material.

US Foodservice

Various matters raised by the USF investigation were further reviewed to determine their impact, if any, on Ahold’s consolidated financial statements. One such matter relates to certain USF vendor invoicing practices. These practices resulted in overbillings by various USF local branches of various vendors with respect to vendor allowances of approximately USD 5 in fiscal 2002, USD 7 in fiscal 2001, USD 6 in fiscal 2000 and USD 13 in fiscal 1999 and prior periods. Ahold has recorded an accrual to cover any refunds that Ahold or USF expects to be required to pay to vendors for these overbillings, and has restated its financial statements for fiscal 2001 and 2000 with respect to these overbillings. Other billing practices also were identified at USF that could result in other potential overbilling claims by vendors in an amount totalling approximately USD 60. Ahold believes that USF may have defenses to this category of claims. Accordingly, no liability has been accrued for this amount.

Lease Defaults

As a result of the issues that were announced on February 24, 2003, and related events, including our credit downgrades and failure to publish our audited financial statements in a timely manner, the lessors under three of our equipment operating leases delivered to us a notice of default. As of September 30, 2003, we have made aggregate payments of approximately USD 7 million to lessors as a result of these breaches, have denied that we are in breach of other lease contracts, and are currently negotiating with one of our lessors for a waiver of any defaults. If we are unable to obtain waivers and are found to be in breach of these leases, we could be required to purchase the equipment covered by the leases. Our total exposure as of September 30, 2003, would have been approximately USD 80 million. If required to make these payments, we do not believe that they would have a material adverse effect on our financial condition, results of operations and liquidity.

In addition, on March 7, 2003, we repaid amounts owing under an operating lease agreement used to finance the acquisition and construction of two distribution centers and an office building, that was entered into by USF in July 1998, and that we guaranteed, because the agreement had required us to maintain an investment grade rating. As a result, we were required to purchase the trust which owned the leased properties for approximately USD 42 million.

Insurance

As a result of the issues that were announced on February 24, 2003, and related events, including our credit rating downgrades and failure to publish our audited financial statements in a timely manner, the letter of credit and cash collateral requirements required by third-party insurance companies for the fronting insurance necessary to operate our existing insurance programs have increased from USD 10 million to USD 214 million for periods through December 2003. In addition, surety companies have required us to provide collateral in the form of letters of credit totalling USD 100 million for previously unsecured financial guarantee bonds (i.e., surety bonds relating to construction or permit obligations or to workers’ compensation self-insurance). We believe that our letter of credit requirements will continue to increase and that we will be required to post significantly greater amounts in the future, particularly with respect to workers’ compensation coverage by third parties.

Put/call arrangements

Ahold has entered into various put and call options in the past in connection with some of its acquisitions. These put and call options include: the Paiz Ahold put option, the ICA put option, the CRC. Ahold Co. Ltd. call option and the Luis Paez S.A. put/call option. Furthermore, there is a put/call option for a development project in Ahold Real Estate Czech Republic B.V.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Paiz Ahold Put Option

Under the shareholders agreement relating to the Paiz Ahold joint venture, a put arrangement exists with the Paiz family, one of the Company’s joint venture partners, pursuant to which Ahold has the obligation to purchase the Paiz family’s interest in Paiz Ahold should the Paiz family’s indirect interest in CARHCO falls below 13.33%. If Ahold and the Paiz family cannot agree on a valuation for the family’s interest in Paiz Ahold, the family’s interest will be purchased at fair market value to be determined by an independent third-party valuation in accordance with the terms of the Paiz Ahold shareholders agreement. Furthermore, subject to limited exceptions, neither the Paiz Family nor Ahold may transfer its interest in Paiz Ahold prior to January 2007.

ICA Ahold AB put option

Under the shareholders’ agreement dated as of February 24, 2000, relating to Ahold’s joint venture, ICA Ahold Holding AB (“ICA”), Ahold is contingently liable pursuant to put arrangements with its joint venture partners, ICA Förbundet Invest AB (“IFAB”) and Canica AS (“Canica,” and together with IFAB, the “ICA Partners”). Under this put option arrangements (the “ICA Put Option”), each of the ICA Partners has the right of first refusal with respect to the sale of the shares in ICA of the other ICA Partner. If one of the ICA Partners is offered the shares of the other ICA Partner constituting no less than 5% of the outstanding shares of ICA (the “Option Shares”) and opts not to purchase the Option Shares, the selling ICA Partner may exercise its ICA Put Option pursuant to which Ahold is obligated to purchase the Option Shares for cash. If the selling ICA Partner is exercising its ICA Put Option with respect to all of the ICA shares held by that ICA Partner, Ahold also is obligated to offer to purchase all of the shares held by the non-selling ICA Partner on the same terms and conditions as those applicable to the sale of the Option Shares. The ICA Put Option may be exercised beginning on April 27, 2004.

If an ICA Put Option is exercised, Ahold and the selling ICA Partner must negotiate the price of the Option Shares in good faith. If Ahold and the selling ICA Partner cannot agree on a price, the price will be determined using a valuation procedure, which varies depending on the periods in which the ICA Put Option is exercised, as described in more detail below. If the ICA Put Option is exercised prior to April 27, 2005, the valuation of the Option Shares (if the parties cannot agree to the price of the shares) will be performed by an independent valuation expert. The valuation procedure must use a formula equal to the fair market value of the Option Shares to be put to Ahold (not including any control premium) at the time of exercise multiplied by a premium rate equal to the price Ahold paid to acquire its 50% interest in ICA divided by the fair market value (not including any control premium or assumed future synergies resulting from the acquisition) of the shares of ICA that were purchased at the time of acquisition. If the ICA Put Option is exercised on, or after, April 27, 2005, and the parties cannot agree on the price of the Option Shares being sold, the valuation of the Option Shares will be performed by three independent valuation experts using a formula based on the acquisition value of ICA, as well as an amount reflecting the premium that would be expected to be paid in a transfer of the full control of ICA.

Since the value of ICA may change and is subject to negotiations, Ahold currently cannot determine the price it would have to pay for the Option Shares upon the exercise of the ICA Put Option, or the likelihood that one or both of the ICA Partners will exercise the ICA Put Option. However, based on (i) the estimated value of ICA as of fiscal year-end 2002, as determined by a valuation expert engaged by us, and (ii) completion of the first steps of the valuation procedure described above on October 6, 2003, performed by an independent valuation expert, we expect that we would have to pay an amount of approximately EUR 1.8 billion for all of the Option Shares held by the ICA Partners, subject to variations in the market conditions that may occur and unknown parameters in the second and final step of the valuation procedure to be performed, which is likely to happen in 2004.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Under Dutch GAAP, no liability is recorded to reflect the amounts that would be payable if the ICA Put Option were to be exercised, because purchasing the Option Shares, if they were put to Ahold, would not put Ahold in an onerous situation. Under US GAAP the estimated fair value of the ICA Put Option, but not the shares themselves, is recorded as a liability as further discussed in Note 32.

CRC. Ahold Co. Ltd. call option

In 1998, at the same time that the Company acquired the outstanding shares in CRC. Ahold Co. Ltd (“CRC”), a company based in Thailand, resulting in a 100% ownership interest, the Company entered into an agreement with the seller, Central Retail Corp. Limited, whereby the seller has the right to buy back (the “call option”) 50% of the shares of CRC at Ahold’s 1998 acquisition price, plus annual effective interest of 14.5%. The call option has three tranches which expire in 2004, 2005 and 2006, respectively, with shares equaling one-third of the total shareholding of Ahold in CRC in each tranche, and has been exercisable since 1998. The call option does not permit net settlement and is not marked to fair value. However, the Company did evaluate whether the call option represents a liability as of December 29, 2002, and December 30, 2001.

As of December 29, 2002, and December 30, 2001, the call option does not represent a liability to the Company due to depreciating market conditions and cumulative losses incurred by CRC. If the seller had exercised its call option as of the most recent balance sheet date, Ahold would have realized a gain on the transaction.

Luis Paez S.A. put/call option

The Medina Group (“Medina”), Ahold’s partner in Luis Paez S.A. (“Luis Paez”), has a call option (the “Medina Call Option”), pursuant to which if (i) Luis Paez experiences a deviation of more than a EUR 3 from its projected cash flows as described in the business plan and (ii) all of the debt owed by Medina to Ahold has been repaid, then Medina may call the shares of Luis Paez held by Ahold. In addition, Medina has granted Ahold a put option over the shares held by Ahold in Luis Paez (the “Ahold put option”) which entitles Ahold to sell, and requires Medina to purchase, at the price of 1 EUR per share all of the shares of Luis Paez held by Ahold. However, the Ahold put option may only be exercised by Ahold if Medina fails to exercise the Medina Call Option. Ahold has not recorded a liability because the risk that the Medina call option will be exercised by Medina is judged by Ahold to be remote.

Ahold Real Estate Czech Republic B.V.: put and call option and call option regarding a Czech Republic development project

In connection with Retail Development Company Holding B.V. (“RDCH”), a joint venture and development project of the Company, Ahold Real Estate Czech Republic B.V. (“Ahold Czech Republic”) entered into a call and put option agreement with its partner in the joint venture, Multi Development Corporation International B.V. (“MDI”), whereby Ahold Czech Republic is entitled to acquire the remaining 50% share of RDCH or to sell its 50% interest in RDCH to MDI, and MDI has the call option to acquire Ahold Czech Republic’s interest in RDCH. The exercise price for each option is an amount equal to 50% of the shareholders’ equity of RDCH as of the first date of the month preceding the month in which the option is being exercised. The MDI call option expires on August 16, 2005. The Ahold Czech Republic options (both put and call) can only be exercised during the 90-day period that begins on August 17, 2005.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Under a shareholders’ agreement in connection with RDCH, the Company is required to act as an “interim” end investor and purchase 50% of the development projects that cannot be sold to a third-party purchaser. The purchase price would be based on the development costs of a project, including management fees paid to MDI and the Company during the cause of the project. If the project were then sold to a third-party within two years, the Company is required to divide the profits on the sale with MDI in accordance with a schedule included in the shareholders’ agreement. If the project cannot be sold to a third-party purchaser within two years, then MDI must pay 20% of the management fees received by it from the project to the Company. As of the end of fiscal 2002, the Company has recorded a liability of EUR 50 for two development projects RDCH expects to complete by the end of 2004 and for which no investor has been found

31 Subsequent events

Investigations

Following the announcements on February 24, 2003 that Ahold would restate its earnings for fiscal 2001 and 2000, civil and criminal investigations were initiated by both U.S. and non-U.S. governmental and regulatory authorities and numerous civil lawsuits were filed as discussed in Note 30. Ahold has given its full cooperation to all current investigations. These investigations remain outstanding.

Divestments

The following investments were sold, or the sale was initiated in fiscal 2003. None of these divestments qualified for presentation as a discontinued operation in fiscal 2002. These divestitures were made or planned consistent with the Company’s strategy to reduce its debt and increase profitability by disposing some of its non-core businesses or to withdraw from certain markets that are not expected to contribute to the Company’s long-term profitability.

Chile

In July 2003, Ahold closed the sale of its 99.6% interest in Santa Isabel S.A. to the Chilean retailer Cencosud S.A. Ahold and Cencosud S.A. completed the transaction based on a total value, excluding any liabilities, of approximately USD 150 for Ahold’s operations in Chile. After adjustment of the value for net working capital and external interest-bearing debt, the net proceeds of the transaction for Ahold amounted to approximately USD 77. Cencosud S.A. assumed Santa Isabel’s external interest-bearing debt of USD 18. Santa Isabel S.A. operated stores in Chile in the retail trade segment.

The transaction was limited to Ahold’s supermarket activities in Chile. Its activities in Peru and Paraguay, previously conducted through subsidiaries of Santa Isabel S.A., remained with Ahold. As discussed below Ahold subsequently sold its operations in Paraguay. It expects to sell its operations in Peru.

De Tuinen

In May 2003 Ahold completed the divestment of wholly–owned subsidiary De Tuinen, a chain of natural product stores in the retail trade segment located throughout the Netherlands. De Tuinen was sold to NBTY’s British subsidiary Holland & Barrett Europe Ltd. for approximately EUR 16. The transaction includes all De Tuinen chain stores and their inventory. The franchise stores will also conduct their business with Holland & Barrett.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Jamin

In June 2003, Ahold divested its Dutch candy store chain Jamin Winkelbedrijf B.V, which was included in the retail trade segment. Through a management buy-out, Jamin’s current executive team will continue to run the company as an independent entity. The transaction includes all five Jamin chain stores and their inventory, stock and debtors. The franchise stores will also continue to conduct their business with Jamin.

Malaysia

In May 2003, Ahold reached an agreement for the sale of its Malaysian assets, operating under the name of TOPS Retail (Malaysia) Sdn Bhd, to Dairy Farm Giant Retail Sdn Bhd (“Giant”), a subsidiary of Dairy Farm International Holdings Limited. The transaction, an asset purchase agreement, was finalized in the third quarter of 2003.

The transaction involves stores and a grocery distribution center, all of which are included in the retail trade segment. The actual transfer of the stores and distribution center will take place following regulatory approvals in Malaysia and the satisfaction of other customary conditions.

De Walvis

In August 2003, Ahold announced the divestment of its Dutch restaurant ‘De Hoop op d’Swarte Walvis’ (De Walvis) located in Zaandam. The Nedstede Group has acquired the restaurant through an asset sale and purchase agreement that includes inventory and real estate included in the other segment. The agreement was completed on September 8, 2003.

Indonesia

In April 2003, Ahold announced it had reached agreement for the sale of its Indonesian operations under the name of PT Putra Serasi Pioneerindo to PT Hero Supermarket Tbk for approximately EUR 11, including proceeds from the sale of store inventory. The transfer of assets took place in stages, which began in June 2003 and was finalized in the third quarter of 2003.

The transaction involves stores and two distribution centers, all of which are included in the retail trade segment. The actual transfer of the stores and both distribution centers will take place following the approval of Hero shareholders.

Golden Gallon

In August 2003, Ahold announced it had reached agreement to sell Golden Gallon, its fuel and merchandise convenience store operation in the retail trade segment in the southeastern U.S., to The Pantry, Inc. The sale of Golden Gallon was completed in October 2003.

The assets to be sold include the Golden Gallon operations, working capital and all of the real estate.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Supermercados Stock - Paraguay

In September 2003, Ahold announced it has successfully completed the sale of its 100% interest in Supermercados Stock S.A. to A.J. Vierci. Supermercados Stock S.A. operated 10 supermarkets at year-end 2002 and has been part of Ahold’s portfolio since 1998. At year-end 2002, the Company was a subsidiary of Santa Isabel S.A. in Chile and employed approximately 800 employees.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The carrying amounts of the major classes of assets and liabilities held for sale subsequent to the balance sheet date, are as follows:

December 29, 2002
Condensed balance sheet data:

Non-current assets
Intangible assets	1
Tangible fixed assets	49

Current assets
Inventory	33
Trade accounts receivable	7
Cash	12
Other	6

Current liabilities
Loans payable	38
Accounts payable and accrued expenses	38
Other	1

Non-current liabilities
Provisions	2
Long-term debt	28

Shareholders’ equity	1

Business Acquisitions

La Despensa de Don Juan – El Salvador

On January 20, 2003, the El Salvadorian operations of La Fragua acquired the assets (excluding real estate) of La Despensa de Don Juan in El Salvador. The assets consist of 31 stores and are located throughout the country.

Announced reorganization Albert Heijn

In September 2003, management of Albert Heijn communicated that the plans have been finalized to restructure its head office. Albert Heijn expects to terminate approximately 440 employees.

Stock options

Effective in fiscal 2003, the ratio between the five and ten year options (see Note 11 for a discussion of these options) has been set at 50% with a five year term and 50% with a ten year term. Also effective 2003, all share options granted as of 2003 can only be exercised after a minimum three-year term.

Credit Rating

On November 12, 2002, Ahold’s subordinated debt rating of Baa2 and senior unsecured debt rating of Baa1 were put on review for possible downgrade by Moody’s Investor Service. On January 17, 2003, Moody’s Investor Service

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

downgraded Ahold’s subordinated debt and senior unsecured debt two notches to Ba1 and Baa3, respectively. On January 24, 2003, Standard & Poor’s downgraded Ahold’s long-term local issuer credit and long-term foreign issuer credit rating from BBB+ to BBB with a stable outlook. After the announcements on February 24, 2003, Standard & Poor’s downgraded Ahold’s long-term foreign issuer credit and long-term local issuer credit two notches from BBB to BB+ with a negative outlook and Ahold’s short-term foreign issuer credit and short-term local issuer credit were downgraded from A-2 to B. The same day Moody’s Investor Service put Ahold’s subordinated debt and senior unsecured debt on review for possible downgrade, and downgraded them the next day to B2, and B1, respectively, with both ratings remaining on review for possible downgrade. Further, because Ahold was downgraded to a non-investment grade, Moody’s Investor Service released an Issuer Rating of B1 and a Senior Implied Issuer rating of Ba3, with both ratings on review for possible downgrade. On May 8, 2003, Standard & Poor’s downgraded Ahold’s long-term foreign issuer credit and long-term local issuer credit each to BB-, and both remain on negative outlook. The USD 2 billion revolving credit facility contains a step up provision which increases the pricing for each notch downgrade below Baa3 and BBB- by 0.75%.

New credit facility

On March 3, 2003, the Company replaced the 2002 Credit Facility, under which USD 550 was drawn and USD 150 in letters of credit were outstanding as of February 24, 2003, with the 2003 Credit Facility. The 2003 Credit Facility provides for aggregate borrowings of up to EUR 600 and USD 2.2 billion in two tranches. The borrowings under the EUR 600 tranche and under the USD 1,285 tranche are collateralized by a pledge of shares of Ahold’s significant Dutch and U.S. subsidiaries. Ahold may use borrowings under the 2003 Credit Facility to refinance intercompany indebtedness, fund intercompany loans, provide for working capital and for general corporate purposes.

The 2003 Credit Facility contains customary information and financial covenants. The information requirements include delivery of monthly, quarterly, and annual results and certain information on liquidity. In addition, the Company must report on a quarterly basis on compliance with the interest coverage ratio. This ratio, determined on a four quarter rolling average basis, is 2.25:1.00.

Under separate Receivable Sale and Related Agreements, USF and Alliant sell, on a revolving basis, their eligible trade receivables to the Receivable Companies. In connection with these receivables securitization programs, the Company has entered into guarantee agreements pursuant to which the Company has agreed to guarantee some of the obligations of USF and Alliant as servicers and certain of the obligations of the Receivable Companies. As a result of amendments to the underlying agreements in July 2003, Ahold will be required to consolidate the USF securitization program, as a result of which, the USF receivables securitization program will no longer be an off-balance sheet obligation. For a discussion of the receivables securitization programs, please see Note 19.

Under both of these financing arrangements, the Company is subject to certain financial and non-financial covenants including the maintenance of certain ratios, restrictions on additional indebtedness and payments of cash dividends and restricted payments. The more restrictive of these covenants requires that the Company maintain an interest coverage ratio (defined as operating results adjusted for certain factors, to net interest expense) ranging from 2.25:1 (2003 credit facility) to 2.5:1 (securitization), determined on a rolling four-quarter average basis. As of October 1, 2003, the Company obtained the following waivers:

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

•	As discussed above, the Company is party to a receivables securitization agreement, which required the Company to submit audited annual financial statements by September 30, 2003. The agreement was amended, and the deadline for financial statement submission has been extended to December 5, 2003.

•	As discussed above, in March 2003, the Company entered into a new Credit Facility, which requires, among other things, that the Company provide certain financial information to the lender. The Company has not met the deadlines set forth in the new Credit Facility. As a result, the Company has reached an agreement with the banks to extend these deadlines, based on recent events.

The Company has obtained agreement from the counterparties that the quarterly certificates of compliance with the above mentioned ratios will not be required until quarterly financial statements are available. Management also believes that it will be necessary to reach an agreement with the banks as to the new methodology on which to base these financial ratio calculations in light of the Company’s accounting for the deconsolidation of joint ventures.

32	Reconciliation of Dutch GAAP to US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Dutch GAAP, which varies in certain respects from US GAAP. Such differences involve methods for measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by US GAAP. The principal differences between Dutch GAAP and US GAAP for the Company are quantified and described below, followed by a summary of the effect of restatements made to net income for fiscal 2001 and 2000 and shareholders’ equity as of December 30, 2001 under US GAAP in Note 32.b.

a.	Reconciliation of consolidated net income (loss) and consolidated shareholders’ equity from Dutch GAAP to US GAAP

The effects of the application of US GAAP on consolidated net income (loss) for fiscal 2002, 2001 and 2000 are set out in the table below:

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

		fiscal 2002	fiscal 2001	fiscal 2000

			(as restated– see Note 32.b.)	(as restated– see Note 32.b.)
Net income (loss) in accordance with Dutch GAAP		(1,208)	750	920
Items increasing (decreasing) net income (loss):
Recognition and amortization of goodwill	(1)	253	(160)	(252)
Recognition and amortization of other intangible assets	(2)	(25)	(50)	(37)
Impairment of:
Goodwill and other intangible assets	(3)	(751)	(4)	—
Other long-lived assets	(4)	9	—	—
USF purchase accounting adjustments	(5)	—	—	(117)
Restructuring provisions	(6)	(26)	33	(1)
Sale and leaseback of property	(7)	(36)	(142)	(24)
Derivative instruments	(8)	(30)	(111)	—
Valuation of ICA Put Option	(9)	(31)	(10)	(40)
Other	(10)	(2)	(35)	(24)
Income tax effects	(11)	30	116	78
Share in income (loss) of joint ventures and equity investees, net of tax	(12)	119	(588)	(57)
Minority interest impact on reconciling items		—	5	13
Dividend on cumulative preferred financing shares	(13)	(38)	(38)	(17)

Income (loss) in accordance with US GAAP before cumulative effect of changes in accounting principles		(1,736)	(234)	442
Cumulative effect of changes in accounting principles for:
Derivative financial instruments, net of income tax benefits of EUR 4	(8)	—	(20)	—
Goodwill and other intangible assets including EUR 1,846 relating to USF, net of income tax benefit of EUR 257	(3)	(2,499)	—	—
Goodwill in joint ventures and equity method investees	(12)	(93)	—	—

Net income (loss) in accordance with US GAAP		(4,328)	(254)	442

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

	fiscal 2002	fiscal 2001	fiscal 2000

		(as restated – see Note 32.b.)	(as restated – see Note 32.b.)
Net income (loss) in accordance with US GAAP per common share:
Basic:
Income (loss) before cumulative effect of changes in accounting principle	(1.87)	(0.28)	0.60
Cumulative effect of changes in accounting principle for:
Derivative instruments	—	(0.02)	—
Goodwill	(2.70)	—	—
Goodwill in joint ventures and equity method investees	(0.10)	—	—

Net income (loss) per common share	(4.67)	(0.30)	0.60

Diluted:
Income (loss) before cumulative effect of changes in accounting principle	(1.87)	(0.28)	0.55
Cumulative effect of changes in accounting principle for:
Derivative instruments	—	(0.02)	—
Goodwill	(2.70)	—	—
Goodwill in joint ventures and equity method investees	(0.10)	—	—

Net income (loss) per common share	(4.67)	(0.30)	0.55

Weighted average number of common shares outstanding (x 1,000):
Basic	926,546	857,509	737,403
Diluted	926,546	857,509	797,121

The following are the Company’s consolidated statements of comprehensive income prepared in accordance with US GAAP for fiscal 2002, 2001 and 2000:

	fiscal 2002	fiscal 2001	fiscal 2000

		(as restated – see Note 32.b.)	(as restated – see Note 32.b.)
Net income (loss) in accordance with US GAAP	(4,328)	(254)	442
Other comprehensive income (loss):
Foreign currency translation adjustments	(2,037)	240	199
Minimum pension liability adjustments, net of income tax benefit of EUR 65 and EUR 3, respectively	(120)	(6)	—
Unrealized gain on marketable equity securities, net of income taxes of zero	1	—	—
Unrealized loss on derivative instruments, net of income tax benefit of EUR 65 and 9, respectively	(94)	(17)	—
Cumulative effect of a change in accounting principle for derivative instruments, net of income taxes of EUR 6	—	1	—

Total other comprehensive income (loss)	(2,250)	218	199

Comprehensive income (loss) in accordance with US GAAP	(6,578)	(36)	641

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The effects of the application of US GAAP on consolidated shareholders’ equity as of December 29, 2002 and December 30, 2001 are set out in the table below:

		December 29, 2002	December 30, 2001

			(as restated – see Note 32.b.)
Shareholders’ equity in accordance with Dutch GAAP		2,609	5,496
Items increasing (decreasing) shareholders’ equity:
Goodwill, net of accumulated amortization	(1)	7,866	8,572
Other intangible assets, net of accumulated amortization	(2)	737	889
Impairment of:
Goodwill and other intangible assets	(3)	(3,511)	(4)
Other long-lived assets	(4)	5	(5)
Restructuring provisions	(6)	12	42
Sale and leaseback of property	(7)	(210)	(190)
Derivative instruments	(8)	(352)	(165)
Valuation of ICA Put Option	(9)	(541)	(510)
Other	(10)	(20)	(7)
Income tax effects	(11)	195	(207)
Investments in joint ventures and equity investees, net of tax	(12)	1,878	1,818
Minority interest impact on reconciling items		(127)	(185)

Shareholders’ equity in accordance with US GAAP		8,541	15,544

(1) Recognition and amortization of goodwill

Recognition and amortization of goodwill

Under Dutch GAAP, through November 2000, goodwill was charged directly to shareholders’ equity upon acquisition. As discussed in Note 2, effective December 1, 2000, the Company changed its accounting policy to capitalize and amortize goodwill on a straight-line basis over a period not exceeding 20 years. This change in accounting policy was applied prospectively for all business combinations completed after December 1, 2000.

Under US GAAP, for business combinations initiated through June 30, 2001, goodwill was capitalized and amortized on a straight-line basis over a period not exceeding 40 years. In June 2001, the FASB issued SFAS No. 141, “Business Combinations” (“SFAS No. 141”), which addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Under US GAAP, the Company adopted SFAS No. 141 for business combinations initiated after June 30, 2001. In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 142 addresses the accounting for goodwill and other intangible assets subsequent to a business acquisition. SFAS No. 142 requires that intangible assets with finite useful lives be amortized over their estimated useful lives and that goodwill and other intangible assets with indefinite useful lives are not amortized, but rather tested, at least annually, for impairment. For business combinations consummated after June 30, 2001, the provisions of SFAS No. 142 were applied from the date of acquisition. Effective December 31, 2001, the provisions of SFAS No. 142 were applied to goodwill and other intangible assets acquired prior to June 30, 2001.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

During fiscal 2001 and 2000, the Company recognized additional goodwill amortization under US GAAP of EUR 155 and EUR 240, respectively, primarily related to acquisitions that were completed prior to the change in the Company’s Dutch GAAP accounting policy to capitalize goodwill effective December 1, 2000, which was partially offset by the impact of a difference in the amortization period for goodwill under Dutch GAAP and US GAAP. During fiscal 2002, the Company recognized EUR 253 less goodwill amortization under US GAAP since goodwill is no longer amortized under US GAAP, after the adoption of SFAS No. 142, effective December 31, 2001.

Measurement date for acquisitions

Under Dutch GAAP as applicable in fiscal 2000 the measurement date used to determine the value of shares issued as consideration in connection with a business acquisition is the date on which control of the net assets and operations of the acquiree is effectively transferred to the acquirer. Under US GAAP, the measurement date used to determine the value of shares is the date on which the significant terms are agreed upon and announced. As a result, a difference arose on the valuation of the Ahold shares issued as consideration in connection with the acquisition of Superdiplo in December 2000. Accordingly, goodwill recorded for this transaction was EUR 36 lower under US GAAP.

(2) Recognition and amortization of other intangible assets

Under Dutch GAAP, intangible assets are amortized over a period no longer than 20 years. Through December 2000, brand names and other intangible assets acquired as part of a business combination were recognized as an integral part of goodwill upon acquisition. Effective January 1, 2001, the Company changed its accounting policy to capitalize and amortize brand names and other intangible assets, on a straight-line basis over a period not exceeding 20 years. This change in accounting policy was applied for all business combinations completed after January 1, 2001.

Under US GAAP, through December 30, 2001, intangible assets were amortized over a period not exceeding 40 years. Upon adoption of SFAS No. 142 on December 31, 2001, the Company re-assessed the useful lives of its other intangible assets and deemed its brand names to have an indefinite useful life as defined under SFAS No. 142. Accordingly, they are no longer amortized under US GAAP after December 31, 2001.

During fiscal 2002, 2001 and 2000, the Company recognized additional other intangible assets amortization under US GAAP of EUR 25, EUR 50 and EUR 37, respectively, primarily related to intangible assets acquired as part of business combinations before January 1, 2001. In fiscal 2002, this effect is partially offset since the Company ceased to amortize brand names under US GAAP.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The Company’s other intangible assets as determined in accordance with US GAAP consist of:

	As of December 29, 2002			As of December 30, 2001
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized other intangible assets:
Customer relationships	473	115	358	538	56	482
Trade name licenses	68	15	53	72	12	60
Favorable lease contracts	268	78	190	292	56	236
Other	84	34	50	68	25	43

Total – amortized other intangible assets	893	242	651	970	149	821

Unamortized other intangible assets:
Intangible pension asset	N.A.	N.A.	17	1	—	1
Brand names[1]	N.A.	N.A.	639	850	79	771

Total – unamortized other intangible assets	N.A.	N.A.	656	851	79	772

[1]	Brand names are no longer amortized after the implementation of SFAS No. 142, effective December 31, 2001.

Total amortization expense for other intangible assets recognized under US GAAP was EUR 111 for the year ended December 29, 2002. Estimated amortization expense for the next five years for the other intangible assets is as follows:

Estimated amortization expense
2003	112
2004	112
2005	112
2006	100
2007	97

The following table summarizes what Ahold’s reported US GAAP net income (loss) and per share amounts would have been for all periods presented excluding the amortization expense recognized in those periods related to goodwill and brand names that are no longer amortized, after the adoption of SFAS No. 142:

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

	fiscal 2002	fiscal 2001	fiscal 2000
Net income (loss)	(4,328)	(254)	442
Add back: goodwill amortization	—	307	245
Add back: brand names amortization	—	20	18

Adjusted net income (loss)	(4,328)	73	705

Net income (loss) per share - basic:
Reported net income (loss)	(4.67)	(0.30)	0.60
Goodwill amortization	—	0.36	0.33
Brand names amortization	—	0.02	0.02

Adjusted net income (loss)	(4.67)	0.08	0.95

Net income (loss) per share – diluted:
Reported net income (loss)	(4.67)	(0.30)	0.55
Goodwill amortization	—	0.35	0.31
Brand names amortization	—	0.02	0.02

Adjusted net income (loss)	(4.67)	0.07	0.88

(3) Impairment of goodwill and other intangible assets

Under Dutch GAAP, goodwill and other intangible assets are evaluated for impairment if there are changes in circumstances that indicate that the carrying amount of the assets may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its recoverable amount, calculated as the higher of the net selling price or the discounted future net cash flows expected to result from the use of the asset and its eventual disposition.

Under US GAAP, the Company adopted SFAS No. 142 on December 31, 2001 and, at that time, ceased amortizing goodwill and brand names that resulted from business combinations completed prior to June 30, 2001. SFAS No. 142 requires an evaluation of goodwill for impairment at a reporting unit level upon adoption, annually thereafter, and more frequently if circumstances indicate a possible impairment. This impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the fair value of the reporting unit, a second step is performed, which compares the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. As required, the Company performed a transitional impairment test on each of its reporting units upon adoption of SFAS No. 142.

Under US GAAP, the reporting unit measurement of fair value was based on managements’ best estimates of future discounted cash flows. Each reporting units’ discounted cash flow analysis used a discount rate that corresponds to the reporting unit’s weighted-average cost of capital, which is consistent with that used for investment decisions and takes into account the specific risks associated with the reporting unit and the general risk of the economic environment in which it operates. Certain other key assumptions utilized, including changes in customer base, revenue, product cost, operating expenses and effective tax rates, are based on estimates related to the reporting units’ initiatives. Such assumptions are also consistent with those utilized in the reporting unit’s annual planning processes.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The additional impairment losses recognized under US GAAP mainly relate to an impairment of goodwill that had been capitalized under US GAAP prior to December 1, 2000, when goodwill was charged directly to equity under Dutch GAAP. Furthermore, reconciling items between Dutch and US GAAP arise from the difference in the manner in which the goodwill impairment is calculated as described above.

In fiscal 2002, under Dutch GAAP, the Company recognized goodwill impairment losses of EUR 1,281, and impairment losses on other intangible assets of EUR 6. Under US GAAP, additional goodwill impairment losses were recognized of EUR 3,228, including a transitional impairment loss of EUR 2,493, net of income tax benefit of EUR 257. Additional impairment losses for other intangible assets of EUR 22, including a transitional impairment loss of EUR 6 for brand names and EUR 16 relating to impairment losses on other intangible assets were recognized.

The Company recognized a transitional goodwill impairment loss of EUR 2,493, net of income tax benefit of EUR 257, upon adoption of SFAS No. 142, related to certain consolidated subsidiaries as a cumulative effect of a change in accounting principle. The transitional goodwill impairment loss relates to goodwill that was not capitalized under Dutch GAAP and was comprised of the following:

•	Impairment losses amounting to EUR 136 related to one of its reporting units within the “Retail – Europe Other” reportable segment. The impairment loss relates principally to operations in Spain.

•	Impairment losses amounting to EUR 331 related to one of its reporting units within the “Retail – Latin America” reportable segment. The impairment loss relates principally to operations in Brazil.

•	Impairment losses amounting to EUR 180 related to several of its reporting units within the “Retail – Asia Pacific” reportable segment. The impairment loss relates principally to operations in Malaysia of EUR 29 and Thailand of EUR 150.

•	Impairment losses amounting to EUR 1,846 net of income tax benefit of EUR 257, related to USF, mainly as a result of accounting errors found as a result of investigations discussed in Note 3. As a result of these accounting errors estimated future profitability was significantly reduced.

The Company recognized a transitional impairment loss of EUR 6 related to Peapod Inc.’s brandname, which is included units “Retail – US Other” reportable segment.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

In addition to transitional impairment losses and impairment losses recorded under Dutch GAAP, the Company recognized additional impairment losses under US GAAP related to goodwill and other intangible assets amounting to EUR 735 and EUR 16, respectively, during fiscal 2002 in connection with the annual impairment test required by SFAS No. 142, primarily consisting of the following:

•	Impairment losses amounting to EUR 529 related to USF. This goodwill impairment relates to goodwill that was not capitalized under Dutch GAAP. The impairment resulted from a reassessment of the previously performed impairment test, taking into account the accounting errors discussed in Note 3 and the resulting revisions to the estimated future profitability of USF.

•	Impairment losses amounting to EUR 50 related to several of its reporting units within the “Retail – U.S. Other” reportable segment. The impairment loss related to Peapod Inc. and Bruno’s Supermarkets, in an amount of EUR 43 and EUR 7, respectively. Peapod Inc. is an on-line grocer, and during 2002 the impairment was recognized as a result of revised expectations of the future cash flows of Peapod’s operations, due to lower expected growth of our internet grocery sales. The impairment related to goodwill that was not capitalized under Dutch GAAP. The additional impairment charge recognized for Bruno’s under US GAAP is the result of the higher carrying value of the goodwill under US GAAP.

•	Additional goodwill impairment losses amounting to EUR 115 related to part of the “Retail – Europe Other” reportable segment were the result of a higher carrying value of goodwill under US GAAP. As described in Note 6, the impairment was recorded as a result of lower than expected operating performance after the acquisition of Superdiplo in December 2000, which is mainly the result of a slow down of the Spanish economy since the acquisition and lower than expected cost savings from the integration of Ahold’s businesses in Spain.

•	Impairment losses amounting to EUR 41 related to several of its reporting units within the “Retail – Latin America” reportable segment was the result of an impairment of goodwill that was not capitalized under Dutch GAAP relating to Bompreço and a difference in the carrying value of goodwill in Ahold’s operations in Argentina and Chile. As discussed in Note 6, the total impairment losses resulted principally from downward revisions to expected future cash flows resulting from an economic downturn in Argentina, Brazil and Chile.

•	The Company recognized additional impairment losses under US GAAP amounting to EUR 16 related to impairment of other intangible assets, relating to its “Retail – Other Europe” reportable segment.

As a result of the aforementioned Dutch GAAP and additional US GAAP impairments, total goodwill impairment losses under US GAAP amounted to EUR 4,766. Total impairment losses relating to other intangible assets amounted to EUR 28.

Prior to the implementation of SFAS No. 142, the Company reviewed goodwill recorded under US GAAP for impairment whenever facts or circumstances indicated that the carrying amounts may not have been recoverable. If an evaluation was required, the estimated future undiscounted cash flows associated with the underlying business operations were compared to the carrying amount of goodwill to determine if a write-down was required. If such an assessment indicated that the undiscounted future cash flows would not be recovered, the carrying amount was reduced to the estimated fair value. For the periods prior to the implementation of SFAS  No. 142, undiscounted cash flows exceeded the carrying amounts of goodwill, which had a 40 year life; accordingly, no impairment write-downs of goodwill were recorded in the restated consolidated financial statements under US GAAP for 2001 and 2000, respectively.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The following table discloses Ahold’s US GAAP goodwill balance by reportable segment within its retail segment:

	Retail
	Stop & Shop	Giant Landover	U.S. Other	Albert Heijn	Europe Other	Latin America	Asia Pacific	Total
Balance, January 2, 2000	1,579	1,732	537	62	264	106	198	4,478

Acquisitions	—	—	49	—	298	511	—	858
Purchase accounting adjustments	—	—	35	13	10	10	18	86
Divestitures	—	—	—	—	(12)	—	—	(12)
Transfers	304	—	(304)	—	—	—	—	—
Amortization	(47)	(49)	(20)	(2)	(27)	(11)	(30)	(186)
Exchange rate difference	100	131	63	—	2	(37)	(10)	249

Balance, December 31, 2000	1,936	1,814	360	73	535	579	176	5,473

Acquisitions	—	—	198	6	1,140	126	—	1,470
Purchase accounting adjustments	(83)	—	2	—	99	(2)	—	16
Divestitures	—	—	(4)	—	—	(6)	—	(10)
Amortization	(56)	(51)	(16)	(4)	(46)	(13)	(5)	(191)
Impairment losses	—	—	—	—	(4)	—	—	(4)
Exchange rate difference	125	121	31	1	1	(50)	9	238

Balance, December 30, 2001	1,922	1,884	571	76	1,725	634	180	6,992

Transitional impairment losses	—	—	—	—	(136)	(331)	(180)	(647)
Acquisitions	—	—	6	14	—	237	2	259
Purchase accounting adjustments	13	(6)	42	—	22	(47)	—	24
Divestitures	—	—	—	—	(1)	—	—	(1)
Impairment losses	—	—	(178)	—	(997)	(310)	(2)	(1,487)
Exchange rate difference	(295)	(289)	(90)	—	—	(150)	—	(824)

Balance, December 29, 2002	1,640	1,589	351	90	613	33	—	4,316

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The following table discloses Ahold’s US GAAP goodwill balance by operating segment within its food service segment:

	Food Service
	U.S.	Europe	Total
Balance, January 2, 2000	—	107	107

Acquisitions	4,228	(3)	4,225
Purchase accounting adjustments	(28)	43	15
Amortization	(56)	(3)	(59)
Exchange rate difference	11	1	12

Balance, December 31, 2000	4,155	145	4,300

Acquisitions	1,626	2	1,628
Purchase accounting adjustments	55	—	55
Divestitures	(2)	—	(2)
Amortization	(112)	(4)	(116)
Exchange rate difference	302	—	302

Balance, December 30, 2001	6,024	143	6,167

Transitional impairment losses	(2,103)	—	(2,103)
Acquisitions	78	—	78
Purchase accounting adjustments	101	—	101
Divestitures	—	(2)	(2)
Impairment losses	(529)	—	(529)
Exchange rate difference	(598)	—	(598)

Balance, December 29, 2002	2,973	141	3,114

(4) Impairment of other long-lived assets

Under Dutch GAAP, long-lived assets are subject to periodic impairment tests when circumstances indicate that an impairment may exist. In determining whether impairments exist, the Company groups its assets at the lowest level of identifiable cash flows. If the carrying amount of an asset (or asset group) exceeds its fair value, which is generally measured based on discounted cash flows, an impairment loss is recognized in an amount equal to the difference.

Under US GAAP, long-lived assets are subject to periodic impairment tests when circumstances indicate that an impairment may exist. In determining whether impairments exist, the carrying value of the asset is compared to the undiscounted cash flows associated with the asset. The Company groups its assets at the lowest level of identifiable cash flows only. Only if an asset’s (or asset group’s) carrying amount exceeds the sum of the undiscounted cash flows that are expected to be generated from the use and eventual disposition of the asset, an impairment loss is recognized in an amount equal to the amount by which the asset’s carrying amount exceeds its fair value, which is generally measured based on discounted cash flows. Long-lived assets and certain identifiable other intangible assets to be disposed of are reported at the lower of carrying amount or fair value.

As a result of the difference described above a EUR 9 adjustment was included in the reconciliation of consolidated net income (loss) relating principally to lower impairments recorded under US GAAP in Tops Markets of EUR 8.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

(5) USF purchase accounting adjustments

As described in Note 3, the Company identified certain accounting errors relating to pre-acquisition transactions at USF, which was found to have inappropriately recorded EUR 117 of vendor allowances in excess of those earned at its acquisition date in April 2000. Under Dutch GAAP, the adjustments necessary to correct these vendor allowances were recognized as an adjustment to the original purchase price allocation, resulting in an increase in goodwill which was charged directly to equity at the time. Under US GAAP, the adjustments necessary to correct these vendor allowances were recognized immediately as a loss in income in fiscal 2000.

(6) Restructuring provisions

Under Dutch GAAP, through December 31, 2000, the Company recorded provisions for closed and divested facilities (“exit costs”) and severance and other personnel costs (all costs collectively, “Restructuring Costs”) when it entered into plans for store and distribution center closures or sales, as described in Note 2. Effective January 1, 2001, restructuring provisions are recorded for expected costs of planned reorganizations only if certain specified criteria are met.

Under US GAAP, the criteria that must be met in order to record a restructuring provision, including a requirement to communicate terms of a restructuring plan to employees prior to recognition of the related provision, are defined in EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”) and EITF Issue No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” (“EITF 95-3”) and further discussed in SEC Staff Accounting Bulletin No. 100 “Restructuring and Impairment Charges” (“SAB 100”). Application of these provisions can result in a difference relating to the timing and amount of restructuring charges recognized between US GAAP and Dutch GAAP.

The Company has, under Dutch GAAP, incurred restructuring provisions as a result of both restructuring of operations and also as a direct result of certain acquisitions.

In fiscal 2001, the Company incurred provisions for the acquisition of Alliant in November 2001. The main feature of the restructuring plan for this acquisition related to the integration of USF’s operations and those of Alliant, and caused the Company to recognize a provision for restructuring of its USF operations. The expected total provisions under Dutch GAAP of EUR 141 included EUR 111 costs provided in December 2001 for the integration of USF and Alliant post-acquisition. Under US GAAP, at December 30, 2001, the Company did not meet the notification criteria for recognizing certain restructuring costs including EUR 31 for the acquisition and integration of Alliant. In addition, provisions of EUR 2 for other entities were not recognized in fiscal 2001 under US GAAP.

In fiscal 2002, under Dutch GAAP, the Company incurred provisions for restructuring plans of EUR 42, mainly relating to USF and Albert Heijn. Under US GAAP additional restructuring charges were recognized in income amounting to EUR 26, relating to timing differences for the recognition of restructuring costs of which EUR 19 related to USF and EUR 7 to various other entities.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

(7) Sale and leaseback of property

As discussed in Note 2, the Company enters into sale and leaseback arrangements with various financial institutions, whereby the Company sells various retail properties and simultaneously leases them back from the purchaser. Under Dutch GAAP, if a sale and leaseback transaction transfers substantially all risks and rewards of ownership to the buyer-lessor and the transaction is established at fair value, the gain or loss on the sale is recognized immediately in the consolidated statements of operations. If such sale and leaseback transaction is established above fair value, the excess of the sales price over fair value of the underlying property should be deferred and amortized over the lease term. If a sale and leaseback transaction does not transfer substantially all risks and rewards of ownership to the buyer-lessor, any gain should be deferred and recognized ratably over the lease term.

US GAAP has specific accounting criteria for sale and leasebacks under SFAS No. 28 “Accounting for Sales with Leasebacks”, SFAS No. 66 “Accounting for Sales of Real Estate” and SFAS No. 98, “Accounting for Leases.” Under SFAS No. 98, a seller-lessee is required to make a determination whether the transaction qualifies for sale and leaseback accounting. Where sale and leaseback transactions do not qualify for sale and leaseback accounting, they are required to be accounted for as a financing. Sale and leaseback accounting shall be used by a seller-lessee only if a sale and leaseback transaction meets all of the following criteria: (i) a sale is consummated, (ii) the transaction involves a normal leaseback, (iii) the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property and (iv) the seller has transferred to the buyer substantially all of the other risks and rewards of ownership demonstrated by the absence of any continuing involvement in the real estate by the seller-lessee.

Gains on transactions qualifying as sale and leasebacks are recognized based on the degree to which the seller-lessee retains the right to use the real estate through the leaseback. Where the seller-lessee retains substantially all of the use of the property, the gain on the sale transaction is required to be deferred and amortized over the lease term. Where the seller-lessee retains only a minor use of the property, any profit or loss generally is recognized at the date of sale. If the seller-lessee retains more than a minor part but less than substantially all of the use of the property, any profit in excess of the present value of the minimum lease payments is recognized at the date of sale. Losses are recognized immediately upon consummation of the sale. As a result of the aforementioned difference between US GAAP and Dutch GAAP certain gains that were recognized at the date of sale and leaseback transactions under Dutch GAAP were deferred under US GAAP.

In fiscal 2000 US GAAP net income was EUR 24 lower than Dutch GAAP net income. This was the result of EUR 30 of gains deferred under US GAAP, mainly relating to three sale-and leaseback transactions entered into by Ahold Real Estate Europe in fiscal 2000, which were partially offset by the amortization of EUR 6 relating to previously deferred gains on sale- and leaseback transactions.

In fiscal 2001 US GAAP net income was EUR 142 lower than Dutch GAAP net income. This was mainly the result of a deferral of EUR 82 in connection with the USD 638 million leveraged lease transaction, EUR 44 in connection with several sale and leaseback transactions by Ahold Real Estate Europe and EUR 30 in connection with sale and leaseback transactions by various other operating companies. These deferred gains were partially off set by the amortization of EUR 14 relating to previously deferred gains on sale- and leaseback transactions.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

In fiscal 2002 US GAAP net income was EUR 36 lower than Dutch GAAP net income. This was mainly the result of deferral of EUR 25 in connection with several sale and leaseback transactions by Ahold Real Estate Europe, EUR 11 in connection with a sale-lease back transaction by Giant Landover, EUR 11 in connection with the sale-lease back transactions in Poland and EUR 7 in connection with sale and leaseback transactions by various other operating companies. These deferred gains were partially offset by the amortization of EUR 18 relating to previously deferred gains on sale- and leaseback transactions

(8) Derivative instruments

Under Dutch GAAP, gains and losses from derivative financial instruments that are designated and qualify as hedges are deferred and are recognized in the consolidated statement of operations in the same period in which the underlying hedge exposure affects earnings.

Under US GAAP, SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) was adopted by the Company as of January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including embedded derivatives, and for hedging activities. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in income or shareholders’ equity (as a component of accumulated other comprehensive income (“OCI”). The effect of adopting SFAS No. 133 on January 1, 2001, representing the initial re-valuation of derivative instruments, resulted in an unrealized loss of EUR 20 (net of income tax benefit of EUR 4) that was recognized in the consolidated statement of operations as a cumulative effect of a change in accounting principle and an unrealized gain of approximately EUR 1 (comprising an asset of EUR 74 less a liability of EUR 79 net of income tax benefits of EUR 6) that was recognized as a component of other comprehensive income.

SFAS No. 133 prescribes requirements for designation and documentation of hedging relationships and ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80 to 125 percent effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction. Measurement of amounts to be recorded in income due to ineffectiveness of hedges are based on the dollar-offset method as required by SFAS No. 133.

Contracts that do not in their entirety meet the definition of a derivative may contain embedded derivative instruments. If certain conditions are met, SFAS No. 133 requires an embedded derivative to be separated from its host contract and accounted for separately at fair value.

For qualifying fair value hedges, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk(s) is recorded in income. If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instruments gain or loss is reported in shareholders’ equity as other comprehensive income and is reclassified into earnings in the period(s) during which the transaction being hedged affects earnings. The ineffective portion of a hedging derivative’s fair value change is recorded in current earnings.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

(9) Valuation of ICA Put Option

In connection with the acquisition of its 50% interest in ICA in April 2000, the Company granted the ICA Put Option to its joint venture partners. As described in more detail in Note 30, the joint venture partners have the right to sell their shares in ICA to Ahold. The price at which the shares can be sold to Ahold includes a premium over the value at which the estimated price the Option Shares would be trading if ICA were deemed to be a publicly traded company, the deemed fair market value.

Under Dutch GAAP, the ICA Put Option would only be recognized if the the premium that the Company is expected to pay over the deemed fair market value upon the exercise of the ICA Put Option is considered onerous, which is not deemed to be the case.

Under US GAAP, the ICA Put Option is considered to be an in-the-money written put option that should be recorded at fair value since the price at which the shares can be sold to the Company under the ICA Put Option includes a premium in excess of the fair value of the Option shares, The fair value was estimated at approximately EUR 459 at the date the 50% interest in ICA was purchased. Under US GAAP, EUR 459 was recorded as part of the consideration paid to acquire the Company’s 50% interest in ICA. Accordingly, the fair value of the ICA Put Option has been reflected as an increase in the Company’s investment in ICA at acquisition, resulting in an increase of goodwill with an offsetting amount recorded as a liability. Subsequently, increases in the fair value of EUR 31, EUR 10 and EUR 40 of the ICA Put Option have been recognized as a financial expense in fiscal 2002, 2001 and 2000, respectively. Furthermore, amortization of EUR 11 and EUR 8 of this additional goodwill was recognized in fiscal 2001 and 2000, respectively.

(10) Other

Other includes adjustments for provisions, leases, capitalized software costs and other various insignificant items. A summary of the components of “Other” is included in the table below:

	Consolidated net income (loss)			Consolidated shareholders’ equity
	fiscal 2002	fiscal 2001	fiscal 2000	December 29, 2002	December 30, 2001
Provisions	—	(29)	(17)	(5)	(6)
Leases	(4)	—	—	(15)	—
Capitalized software costs	(3)	(5)	(5)	—	3
Other	5	(1)	(2)	—	(4)

Total	(2)	(35)	(24)	(20)	(7)

(11) Income tax effects of reconciling items

The accounting for deferred tax assets and liabilities under Dutch GAAP and US GAAP are similar, except that under Dutch GAAP a deferred tax asset is recorded where it is probable that the benefit will be realized. Under US GAAP the asset is recognized to the extent it is more likely than not that the benefit will be realized. Under US GAAP, the Company’s deferred tax valuation allowance was EUR 9 higher than under Dutch GAAP, as the realization of the related deferred tax assets was deemed to be more likely than not rather than probable as required under Dutch GAAP. In addition there are tax effects of reconciling items between Dutch GAAP and US GAAP.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

(12) Share in income (loss) of joint ventures and equity investees, net of tax

Ahold’s joint ventures and equity investees report their income (loss) under Dutch GAAP and US GAAP. Ahold’s share in net income (loss) of joint ventures and equity investees under Dutch GAAP is recognized in the consolidated statements of operations. This adjustment reflects the difference between Ahold’s share in net income (loss) of joint ventures and equity investees determined under Dutch GAAP and its share in net income (loss) of joint ventures and equity investees determined under US GAAP.

In fiscal 2000 the difference mainly relates to the amortization of goodwill relating to joint ventures and equity investees under US GAAP that was charged directly to shareholders’ equity under Dutch GAAP.

In fiscal 2001, the principal difference relates to a goodwill impairment loss of EUR 505 recognized under US GAAP in fiscal 2001, relating to DAIH. Under Dutch GAAP, this impairment loss was not recognized because the related goodwill was charged directly to equity upon acquisition (see Note 32(a)1).

SFAS No. 142 requires that goodwill arising on the acquisition of investments in joint ventures and equity investees no longer be amortized effective December 31, 2001. However, this goodwill continues to be evaluated for impairment in accordance with APB Opinion No. 18 as a whole with the investment balance, as applicable, recording an impairment charge if the total decline in value is judged to be other than temporary, which is also the impairment policy under Dutch GAAP. The goodwill balances discussed in Note 16 are classified within the “Other” balance in the US GAAP condensed consolidated balance sheets presented below. The difference between Dutch GAAP and US GAAP in fiscal 2002 primarily relates to the impairment of goodwill under Dutch GAAP related to DAIH. While under US GAAP, in fiscal 2002, the Company recognized a transitional goodwill impairment loss of EUR 93 related to certain equity method investees, representing the Company’s proportionate interest in transitional impairment losses recognized by the investees, as a cumulative effect of a change in accounting principle. The impairment loss related principally to DAIH.

(13) Dividend on cumulative preferred financing shares

Under Dutch GAAP, dividends on the Company’s cumulative preferred financing shares are considered to be a distribution of profits and are, therefore, charged directly to shareholders’ equity (retained earnings). Under US GAAP, dividends on the Company’s cumulative preferred financing shares are reflected as charges to the consolidated statements of operations. Under both Dutch GAAP and US GAAP, dividends on the Company’s cumulative preferred financing shares are taken into account in calculating net income (loss) per common share.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

b. Restatements of US GAAP consolidated net income and shareholders’ equity

In addition to the restatements to its Dutch GAAP financial statements described in Note 3, the Company also made certain adjustments to its previously-reported consolidated shareholders’ equity as of December 30, 2001 and consolidated net income (loss) for fiscal 2001 and 2000, that only had an impact on the Company’s previously reported US GAAP amounts. The total impact of these adjustments on consolidated shareholders’ equity as of December 30, 2001 and consolidated net income (loss) for fiscal 2001 and 2000 ended under US GAAP are presented below. Restatements of EUR 77 relating to periods prior to fiscal 2000 were recorded as a reduction of opening retained earnings as of January 2, 2000:

		fiscal 2001	fiscal 2000
Net income (loss) in accordance with US GAAP, as previously reported		120	794
Effect of Dutch GAAP restatements on US GAAP net income (loss):
Aggregate Dutch GAAP restatements (Note 3)		(363)	(196)
Less: Amounts which are not restatements for US GAAP purposes	(1)	32	3
Effect of restatements of previously-reported US GAAP net income (loss):
Amortization and impairment of goodwill	(2)	564	48
Amortization and impairment of other intangible assets	(3)	(50)	(37)
USF purchase accounting adjustments	(4)	—	(117)
Sale and leaseback of property	(5)	(5)	(24)
Derivative instruments	(6)	(6)	—
Valuation of ICA Put Option	(7)	(10)	(40)
Other	(8)	(30)	(19)
Income tax effects of above restatements		69	74
Share in income (loss) of joint ventures and equity investees, net of tax	(9)	(588)	(57)
Minority interest impact on above restatements		5	13

Net income (loss) in accordance with US GAAP, as restated before cumulative effect of changes in accounting principle		(262)	442
Cumulative effect of a change in accounting principle for derivative instruments	(6)	8	—

Net income (loss) in accordance with US GAAP, as restated		(254)	442

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Net income (loss) per common share – basic
As previously reported:
Income (loss) before cumulative effect of a change in accounting principle	0.17	1.08
Cumulative effect of a change in accounting principle for derivative instruments	(0.03)	—

Net income (loss) per common share	0.14	1.08

As restated:
Income (loss) before cumulative effect of a change in accounting principle	(0.28)	0.60
Cumulative effect of a change in accounting principle for derivative instruments	(0.02)	—

Net income (loss) per common share	(0.30)	0.60

Net income (loss) per common share – diluted
As previously reported:
Income (loss) before cumulative effect of a change in accounting principle	0.17	1.06
Cumulative effect of a change in accounting principle for derivative instruments	(0.03)	—

Net income (loss) per common share	0.14	1.06

As restated:
Income (loss) before cumulative effect of a change in accounting principle	(0.28)	0.55
Cumulative effect of a change in accounting principle for derivative instruments	(0.02)	—

Net income (loss) per common share	(0.30)	0.55

	fiscal 2001	fiscal 2000
Weighted average number of common shares outstanding (x 1,000)
As previously reported:
Basic	857,509	737,403
Diluted	861,722	767,197

As restated:
Basic	857,509	737,403
Diluted	857,509	797,121

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

		December 30, 2001
Shareholders’ equity in accordance with US GAAP, as previously reported		16,210
Effect of Dutch GAAP restatements on US GAAP shareholders’ equity:
Aggregate Dutch GAAP restatements (Note 3)		(396)
Less: Amounts which are not restatements for US GAAP purposes	(1)	(110)
Effect of restatements on previously-reported US GAAP shareholders’ equity:
Goodwill, net of accumulated amortization	(2)	(1,924)
Other intangible assets, net of accumulated amortization	(3)	889
USF purchase accounting adjustments	(4)	—
Sale and leaseback of property	(5)	(53)
Derivative instruments, including cumulative effect adjustment	(6)	55
Valuation of ICA Put Option	(7)	(510)
Other	(8)	(7)
Income tax effects of above restatements		(243)
Investment in joint ventures and equity investees, net of tax	(9)	1,818
Minority interest impact on above restatements		(185)

Shareholders’ equity in accordance with US GAAP, as restated		15,544

The following is a description of the adjustments that only had an impact on net income (loss) and shareholders’ equity determined in accordance with US GAAP:

(1) Impact of Dutch GAAP restatements on US GAAP

The restatements to the Company’s fiscal 2000 and 2001 financial position and results under Dutch GAAP as described in Note 3, have the same impact on shareholders’ equity and net income presented under US GAAP, except for restatements with respect to pensions, revaluation of real estate and certain provisions which were previously presented as a reconciliation item between Dutch GAAP and US GAAP. Accordingly, no restatement of shareholders’ equity or net income under US GAAP is required with respect to these items. Accordingly, the aggregate Dutch GAAP restatements are adjusted to eliminate the effects of these items, which are summarized below:

	Consolidated net income (loss)		Consolidated shareholders’ equity
	fiscal 2001	fiscal 2000	December 30, 2001
Pensions and other post retirement benefits a)	(24)	(17)	(79)
Revaluation of real estate b)	(2)	(2)	32
Other provisions c)	58	22	(63)

	32	3	(110)

a)	Under Dutch GAAP the accounting for pensions and other post retirement benefits was changed to conform the accounting under Dutch GAAP to the requirements of SFAS No. 87 and SFAS No. 106, which were already applied under US GAAP as described in Note 2 and 3.
b)	The Company changed its accounting for the revaluation of real estate and, accordingly, reversed revaluations it had previously recorded under Dutch GAAP. These revaluations were never recorded under US GAAP and presented as reconciling items between Dutch GAAP and US GAAP in fiscal 2001 and 2000.
c)	Under Dutch GAAP the Company made restatements for a change in accounting policy relating to restructuring provisions. After the change in accounting policy regarding restructuring provisions under Dutch GAAP, stricter criteria are applied before a provision is recognized. The new criteria are more consistent with criteria previously applied under US GAAP.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

(2) Amortization and impairment of goodwill

As discussed in Note 3(d), the Company recorded adjustments to acquisition accounting in connection with several of its historical acquisitions. These adjustments related to restructuring provisions and the fair value of acquired assets. As a result of these adjustments, the goodwill related to these acquisitions was restated, as well as the amortization and impairments of goodwill recognized in subsequent periods.

(3) Amortization and impairment of other intangible assets

As discussed in Note 3(d), the Company recorded adjustments in connection with several acquisitions for which the respective purchase prices were not allocated to identifiable other intangible assets based on the fair value of such assets at the date of acquisition. This adjustment reflects the effect of the capitalization of certain other intangible assets and the subsequent amortization and impairment recognized on these assets. Under US GAAP, prior to the adoption of SFAS No. 142 effective December 31, 2001, other intangible assets were capitalized and amortized over a period not exceeding 40 years. After the adoption of SFAS No. 142, intangibles that are determined to have indefinite lives are no longer amortized, but tested for impairment at least annually. Other intangible assets continue to be amortized over a period not exceeding 40 years.

(4) USF purchase accounting adjustments

As discussed in Note 3(c), the Company identified certain accounting irregularities relating to pre-acquisition transactions at USF relating to vendor allowances. The Company determined that certain net receivables from vendors at the date of the USF acquisition in 2000 did not exist at the time. In addition, the Company determined that, at the date of acquisition, a liability for deferred revenue related to unearned vendor allowances was not recorded. Furthermore, the Company determined that a liability should have been recognized at the date of acquisition for amounts that had been overbilled to vendors for vendor allowances. The total amount of these adjustments led to a pre-tax overstatement of net assets acquired by EUR 117. Under US GAAP these misstatements in the acquisition balance sheet of USF are recorded as a write-off to income at the acquisition date.

(5) Sale and leaseback of property

As discussed in Note 3(f), the Company performed an analysis of all sale and leaseback transactions under Dutch and US GAAP. Certain gains previously recognized for Dutch GAAP on sale and leaseback transactions were deferred as part of the Dutch GAAP restatements described in Note 3(f). Since the gains had been previously deferred under US GAAP, the Dutch GAAP restatement had the effect of creating a US GAAP difference. Additionally, certain gains on sale and leaseback transactions were appropriately recognized under Dutch GAAP but inappropriately recognized under US GAAP. Accordingly, the restatement of the reconciliation in the table above includes the effect of deferring these gains for US GAAP reporting purposes.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

(6) Derivative instruments, including cumulative effect adjustment

Upon adoption of SFAS No. 133 in 2001, the Company initially applied hedge accounting to certain derivative financial instruments based on the criteria of SFAS No. 133 that required Ahold to account for the instruments as either fair value or cash flow hedges. Based on a further evaluation of the requirements to document the hedge relationship and effectiveness, the Company concluded that it had not sufficiently documented its hedging transactions in fiscal 2001 to meet the documentation requirements of SFAS No. 133. The Company additionally miscalculated the fair value of the foreign currency derivatives embedded in certain lease contracts. Additional adjustments were made to account for the tax effect of certain derivatives that was not previously recorded. Accordingly, the fiscal 2001 financial position and results were adjusted to record the Company’s derivative financial instruments at fair value and record gains and losses in the consolidated statements of operations. The Company believes that documentation was sufficiently prepared and compiled by January 1, 2002, such that hedge accounting could be applied prospectively from that date.

(7) Valuation of ICA Put Option

As described in Note 32(a)9, the Company issued an ICA Put Option which was not previously accounted for under US GAAP. Under US GAAP, the financial position and results for fiscal 2001 and 2000 have been adjusted to record the fair value of the ICA Put Option as part of the consideration paid to acquire the Company’s 50% interest in ICA and a corresponding liability. Changes in the fair value of the written put options are recorded in income.

(8) Other

Other adjustments represent various individually insignificant adjustments such as adjustments relating to capitalized software and impairment of other long-lived assets.

(9) Investment in joint ventures and equity investees, net of tax

As discussed in Note 32(a)12, certain GAAP differences exist with respect to the Company’s equity method investees. Certain of these differences were not accounted for in the reconciliation of consolidated net income (loss) and consolidated shareholders’ equity to US GAAP in prior years. Accordingly, the reconciliations of consolidated net income (loss) and consolidated shareholders’ equity have been restated to reflect these differences. Differences mainly related to various adjustments similar to the adjustments described above that have been recorded in the books of the joint ventures and equity investees. The adjustment also reflects the reclassification of amortization and impairment of goodwill that relates to joint ventures and equity investees from the line item “Recognition and amortization of goodwill” in an amount of EUR 556 and EUR 44, for fiscal 2001 and fiscal 2000, respectively, as a result of the deconsolidation of certain joint ventures (Note 3(a))

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

c. Condensed consolidated statements of operations under US GAAP

The following presents the Company’s condensed consolidated statements of operations in accordance with US GAAP:

	fiscal 2002	fiscal 2001	fiscal 2000

		(as restated – see Note 32.b.)	(as restated – see Note 32.b.)
Net sales	62,683	54,213	40,833
Cost of sales	(49,218)	(42,229)	(31,396)

Gross profit	13,465	11,984	9,437

Operating expenses	(13,841)	(10,394)	(8,258)

Operating income (loss)	(376)	1,590	1,179

Financial expense, net	(1,032)	(865)	(608)
Income (loss) before income tax	(1,408)	725	571
Income tax expense	(360)	(154)	(157)

Income (loss) after income taxes	(1,768)	571	414

Share in net income (loss) of joint ventures and equity investees	81	(780)	22
Minority interest	(11)	13	23
Dividends on cumulative preferred financing shares	(38)	(38)	(17)

Income (loss) before cumulative effect of changes in accounting principles	(1,736)	(234)	442

Cumulative effect of changes in accounting principle for goodwill and derivative instruments, net of income tax benefits of EUR 257 and EUR 4, respectively	(2,499)	(20)	—
Cumulative effect of a change in accounting principle for goodwill in joint ventures and equity method investees	(93)	—	—

Net income (loss)	(4,328)	(254)	442

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

d. Condensed consolidated balance sheets under US GAAP

The following presents the Company’s condensed consolidated balance sheets in accordance with US GAAP:

	December 29, 2002	December 30, 2001

		(as restated – see Note 32.b.)
ASSETS:
Current assets	7,876	8,962

Non-current assets:
Tangible fixed assets	11,031	11,919
Intangible assets	8,954	15,016
Other	4,559	4,113

Total non-current assets	24,544	31,048

TOTAL ASSETS	32,420	40,010

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities	9,155	8,262
Non-current liabilities	14,541	15,971

Total liabilities	23,696	24,233

Minority interests	183	233
Shareholders’ equity	8,541	15,544

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	32,420	40,010

e. Additional US GAAP disclosure

Shareholders’ equity

The changes in shareholders’ equity accounts under US GAAP were as follows:

	December 29, 2002	December 30, 2001	December 31, 2000

		(as restated – see Note 32.b.)	(as restated – see Note 32.b.)
Shareholders’ equity, beginning of year	15,544	11,874	8,029

Changes in shareholders’ equity during the year:
Net income (loss) in accordance with US GAAP	(4,328)	(254)	442
Dividends	(433)	(94)	(44)
Common shares issued from exercise of option rights	5	67	55
Common shares issued	—	3,731	2,825
Cumulative preferred financing shares issued	—	—	395
Other comprehensive income (loss)	(2,250)	218	199
Other	3	2	(27)

Shareholders’ equity, end of year	8,541	15,544	11,874

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Stock option plans

As part of Ahold’s US GAAP significant accounting policies, the Company adopted the following additional disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”. In fiscal 2002, the Company recognized EUR 2 of income related to the reversal of previously recognized compensation charges. In fiscal 2001 and 2000, the Company recognized compensation cost of less than EUR 1, related to minor issuances of stock options accounted for using variable accounting. These adjustments are included within the caption “Other” within the reconciliations of US GAAP consolidated net income and consolidated shareholders’ equity. Had compensation costs for the Company’s stock option plans described in Note 11 been determined in accordance with SFAS No. 123, “Accounting for Stock Based Compensation,” US GAAP stock-based compensation cost and results would have been as follows (on a pro forma basis):

	fiscal 2002	fiscal 2001	fiscal 2000
Net income (loss), as reported under US GAAP	(4,328)	(254)	442
Add: stock-based employee compensation expense included in reported net income, net of related tax effects	(2)	—	1
Deduct: Total stock-based employee compensation: expense for all awards accounted for under SFAS No. 123, net of related tax effects	(42)	(42)	(33)

US GAAP pro forma net income (loss)	(4,372)	(296)	410

Earnings per share:
Basic, as reported	(4.67)	(0.30)	0.60
Basic, pro forma	(4.72)	(0.34)	0.56
Diluted, as reported	(4.67)	(0.30)	0.55
Diluted, pro forma	(4.72)	(0.34)	0.51

Advertising costs

Advertising costs have been expensed as incurred. Advertising expenses totaled EUR 672, EUR 643 and EUR 497 in fiscal years 2002, 2001 and 2000, respectively.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Derivative instruments

The number of derivative contracts, nominal values, and fair values segregated by the maturity of the contracts (excluding embedded derivatives) are presented in the table below:

	December 29, 2002			December 30, 2001
	Contracts	Nominal	Fair value	Contracts	Nominal	Fair value
Interest rate swaps:
up to 1year	2	57	(1)	—	—	—
from 1 year to 5 years	1	192	(20)	4	429	(27)
from 5 years to 10 years	1	600	60	1	600	27

Total interest rate swaps	4	849	39	5	1,029	—

Cross currency swaps:
up to 1 year	1	24	(5)	—	—	—
from 1 year to 5 years	7	1,727	(34)	8	1,751	(352)
from 5 years to 10 years	1	600	67	—	—	—
greater than 10 years	4	1,068	(17)	4	1,705	(16)

Total cross currency swaps	13	3,419	11	12	3,456	(368)

Foreign currency forwards and swaps:
up to 1year	33	359	(7)	19	187	4
from 1 year to 5 years	6	55	2	4	38	2

Total foreign currency forwards and swaps	39	414	(5)	23	225	6

Commodity forward contracts:
up to 1 year	8	—	1	6	—	(3)
from 1 year to 5 years	2	—	1	1	—	—

Total commodity forward contracts	10	—	2	7	—	(3)

Total derivative financial instruments	66	4,682	47	47	4,710	(365)

The use of derivatives is confined to the hedging of the operating business, the related investments and financing transactions. Instruments commonly used are foreign currency forwards, interest rate swaps and cross currency swaps, as well as diesel fuel commodity futures.

As of December 29, 2002, excluding embedded derivatives in lease contracts, the Company had 66 financial derivative contracts outstanding of which one was designated as a fair value hedge of a financial instrument, 60 were designated as cash flow hedging instruments and five did not qualify for hedge accounting. Prior to December 31, 2001, none of the derivatives qualified for hedge accounting treatment due to the strict documentation requirements of SFAS No. 133.

The majority of the derivatives held by the Company match the terms of the underlying, which qualifies for the “matched-terms” method to assess hedge effectiveness. The Company uses the hypothetical derivative method to assess the hedge effectiveness of all instruments that do not qualify for the “matched-terms” method. The fair value of derivatives are based on the amount at which the instruments could be settled at the date of the balance sheet based on estimates obtained from financial institutions.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

In addition, the Company had currency derivatives embedded in lease contracts of some of its foreign subsidiaries. These embedded derivatives have not been designated as hedges and the Company accounts for these derivatives at fair value with gains and losses recognized in the statement of operations at each reporting period under US GAAP. Gains and losses on these instruments are reflected as “Selling, general and administrative Expenses.”

Fair Value Hedges

Changes in the fair value of derivatives that hedge interest rate risk are recorded in net financial expense each period with the offsetting changes in the fair values of the related debt are also recorded in net financial expense. The Company maintains no other fair value hedges. For fiscal 2002 and 2001, the Company recognized no ineffectiveness for any of the fair-value hedges. All components of the Company’s interest rate swap gains or losses were included in the assessment of hedge effectiveness.

Cash Flow Hedges

The effects of hedges of financial instruments in foreign currency-denominated cash receipts are reported in net financial expense, and the effects of hedges of payments are reported in the same line item of the underlying payment. The effects of hedges of commodity prices are reported in cost of sales. In fiscal 2002, hedge ineffectiveness for cash flow hedges resulted in less than EUR 1 being recognized in the consolidated statements of operations and no amounts were reclassified to earnings for forecasted transactions that did not occur. During fiscal 2002 and 2001, the Company reclassified a loss of EUR 10 (net of 6 tax benefit) and a loss of EUR 17 (net of 9 tax benefit) respectively, from accumulated other comprehensive income (loss) to other financial income and expense related to its cash flow hedges. The estimated net amount of the existing gains or losses on the reporting date that are expected to be reclassified to earnings within the next twelve months amounts to a loss of EUR 17 (net of 8 tax benefit). Cash flow hedge results are reclassified into earnings during the same period in which the related exposure impacts earnings. If a hedged forecasted transaction is no longer probable of occurring, application of hedge accounting ceases and amounts previously deferred in accumulated other comprehensive income are frozen and reclassified to income in the same period in which the previously hedged transaction affects earnings. However, if it is considered probable that the originally forecast transaction will not occur by the end of the originally specified time period, the unrealized gain or loss in accumulated other comprehensive income is reclassified immediately to income.

Other derivative instruments

In countries were the local currency is subject to large fluctuations, the Company often enters into lease agreements denominated in currencies that differ from local currency (historically, this included the US dollar and currencies subsequently replaced by the Euro). As a result, the Company had embedded foreign exchange derivatives in certain lease contracts in the Czech Republic, Slovakia and Poland. To the extent that the currency in which the lease payments are made is not the functional currency of either the Company or the lease counterparty, these embedded derivatives are required to be separately accounted for at fair value on the balance sheet under SFAS No. 133 rules. The fair value of these embedded derivatives were EUR (17) and EUR 26 at December 29, 2002 and December 30, 2001, respectively.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Hedges of Net Investment in a Foreign Entity

The Company does not maintain any hedges of a net investment in a foreign entity.

Income taxes

Deferred income tax assets (liabilities) under US GAAP were as follows:

	December 29, 2002
	SFAS No. 109 Applied to Dutch GAAP Balances	SFAS No. 109 Adjustments	Deferred Taxes Under SFAS No. 109
Deferred tax assets:
Capitalized lease commitments	171	5	176
Benefit plans	208	—	208
Restructuring provisions	8	(4)	4
Provisions not yet deductible	246	6	252
Sale and leaseback of property	—	76	76
Derivative instruments	—	138	138
Goodwill	—	249	249
Other	—	1	1
Operating loss carry forwards	451	—	451
Alternative minimum tax carry forwards	4	—	4
General business tax credit carry forwards	—	—	—

Gross deferred tax assets	1,088	471	1,559

Valuation allowances on carry forwards	(384)	—	(384)
Valuation allowances on other deferred tax assets	(37)	(9)	(46)

Net deferred tax assets	667	462	1,129

Deferred tax liabilities:
Tangible fixed assets	(489)	(2)	(491)
Identifiable intangibles	—	(265)	(265)
Inventory	(61)	—	(61)
Other	(232)	—	(232)

Total deferred tax liabilities	(782)	(267)	(1,049)

Net deferred tax liabilities	(115)	195	80

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

	December 30, 2001
	SFAS No. 109 Applied to Dutch GAAP Balances	SFAS No. 109 Adjustments	Deferred Taxes Under SFAS No. 109
Deferred tax assets:
Capitalized lease commitments	103	—	103
Benefit plans	112	—	112
Restructuring provisions	32	(15)	17
Provisions not yet deductible	94	6	100
Sale and leaseback of property	—	70	70
Derivative instruments	—	78	78
Other	—	3	3
Operating loss carry forwards	228	—	228
Alternative minimum tax carry forwards	20	—	20
General business tax credit carry forwards	1	—	1

Gross deferred tax assets	590	142	732

Valuation allowances on carry forwards	(98)	—	(98)
Valuation allowances on other deferred tax assets	(2)	(3)	(5)

Net deferred tax assets	490	139	629

Deferred tax liabilities:
Tangible fixed assets	(381)	—	(381)
Identifiable intangibles	—	(328)	(328)
Goodwill	—	(17)	(17)
Inventory	(37)	—	(37)
Other	(127)	1	(126)

Total deferred tax liabilities	(545)	(344)	(889)

Net deferred tax liabilities	(55)	(207)	(262)

Dutch GAAP does not permit deferred tax assets and liabilities to be offset if they are dissimilar in nature or if the timing in which the particular asset or liability will be settled is different. US GAAP requires these balances to be offset if they originate within the same tax jurisdiction for a particular tax- paying component of the Company. The deferred income taxes discussed above are classified in the condensed consolidated balance sheets under US GAAP as follows:

	December 29, 2002	December 30, 2001
Non-current deferred tax assets	551	316

Non-current deferred tax liabilities	(471)	(576)

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

f. Recent US GAAP accounting pronouncements

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 addresses legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of long-lived assets. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Any associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset and expensed over the life of the asset. SFAS No. 143 is required to be adopted by the Company effective January 1, 2003. The Company has not yet determined what the effect of adopting SFAS No. 143 will be on its consolidated results of operations, financial position or its cash flows.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, which required that all gains and losses from extinguishment of debt be aggregated and classified as an extraordinary item. SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet the criteria in Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, which defines transactions that are part of recurring operations as separate from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS No. 145 amends SFAS No. 13, “Accounting for Leases”, to require that lease modifications that have economic effects similar to sale -leaseback transactions be accounted for in the same manner as sale -leaseback transactions. In addition, SFAS No. 145 rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”, which are not currently applicable to the Company. The provisions of SFAS No. 145 as they relate to the rescission of SFAS No. 4 are required to be applied beginning January 1, 2003. Certain provisions related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. Management does not expect the adoption of SFAS No. 145 to have a material impact on the Company’s consolidated results of operations, financial condition or liquidity.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated With Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated by the Company on January 1, 2003 and thereafter. The Company has not yet determined what the effect of adopting SFAS No. 146 will be on the consolidated results of operations, financial position or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require disclosure of the effects of an entity’s accounting policy with respect to

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

stock-based employee compensation on reported net income and income per share in annual and interim financial statements in the summary of significant accounting policies. SFAS No. 148 does not amend SFAS 123 to require companies to account for their employee stock-based awards using the fair value method. However, the Company was required to adopt the disclosure provisions in fiscal 2002 even though Ahold continues to apply the intrinsic value method described in APB No. 25. The transition provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and early application is permitted. The Company adopted the disclosure provisions of this standard in fiscal 2002 and does not expect this Statement to have a material effect on its consolidated financial position, results of operations, or its cash flows.

In April 2003 the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation (“FIN”) No. 45, “Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and (4) amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149 that relate to SFAS No. 133’s Implementation Issues (“Implementation Issues”) that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS No. 149 is applied prospectively. The Company is currently evaluating the impact of SFAS 149 on its consolidated results of operations, financial position and cash flows.

In May 2003 the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

•	Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

•	Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

•	Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

SFAS No. 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS No. 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of SFAS No. 150 on its consolidated results of operations, financial position and cash flows.

In November 2002, the FASB published FIN 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FIN 34: “Disclosure of Indirect Guarantees of Indebtedness of Others an Interpretation of FASB Statement No. 5” which has been superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. FIN 45 also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions of FIN 45 are required to be applied on a prospective basis to guarantees issued or modified by the Company on January 1, 2003 and after. The expanded disclosure requirements of FIN 45 are effective for the year ended December 29, 2002 (see Note 30).

In November 2002, the EITF of the FASB reached a consensus on Issue No. 02-16, “Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor’s Products)” (“EITF 02-16”). This Issue addresses the treatment of cash consideration received by a reseller, raised as a response to EITF Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (“EITF 01-9”). EITF Issue No. 02-16 addresses the income statement classification of consideration from a vendor, as well as the appropriate timing and method of recognition. This issue is effective for the Company’s consolidated financial statements for the period beginning January 1, 2003. The Company has not yet determined the effect on the Company’s consolidated financial statements as a result of this issue.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”. FIN 46 introduces a new concept of a variable interest entity (“VIE”). A VIE is an entity that meets any of the following criteria: (1) it has a total equity investment at risk that is not sufficient to finance its activities without additional subordinated financial support from other parties, (2) the equity owners do not have the ability to make significant decisions about the entity’s activities through voting or similar rights, (3) the equity owners do not have an obligation to absorb the entity’s expected losses, or (4) the equity owners do not have the right to receive the entity’s expected residual returns. In October 2003, the FASB issued FASB Interpretation No. 46-6, “Consolidation of Variable Interest Entities” which resulted in the acceleration of the effective date of FIN 46 for foreign private issuers. As a result the Company should account for an interest held in a VIE, effective fiscal 2003, that meets both of the following conditions: (i) the entity was not created to undertake a single specified purpose and (ii) the entity has assets that are predominantly non-financial in nature.

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

The Company has entered into various transactions related to real estate in the U.S. and Central Europe that result in it having interests in VIEs. In addition, the Company has purchasing arrangements with value-added service providers (“VASPs”) that are VIEs. It is reasonably possible that the Company will have to consolidate some of these entities beginning in January 2004. Consolidation of these entities is not expected to have a material adverse effect on the Company’s consolidated results of operations or financial position, including its ability to obtain financing.

Since fiscal 2000, the Company has entered into transactions involving the sale -leaseback of various properties in the U.S. and Central Europe. For certain of these properties sold and leased back, an unaffiliated third party established a VIE to act as buyer-lessor. Upon the initial transfer of assets to these entities, the Company received total proceeds of approximately EUR 1,255. As of December 29, 2002, the Company does not believe its maximum exposure related to these entities would have a significant impact on the Company’s consolidated financial position.

Ahold and B.V. Maatschappij tot Ontwikkeling van Middenstandsprojecten C.K.K. (“CKK”) own 73% and 25% of Schuitema N.V., respectively. CKK’s creation and activities are a result of cooperation between Schuitema and its franchisees. The shares representing CKK’s 25% indirect ownership of Schuitema are held as collateral by third-party banks, which provided loans of approximately EUR 55 million to franchisees. Schuitema has the right to re-acquire and may be obligated to repurchase these shares at their nominal value of EUR 94 thousand if approved by a majority vote of the board of CKK, which consist of an equal number of Schuitema and franchisee members.

The Company has relationships with VASPs that provide varying degrees of support to the Company in the procurement of its private label and signature brand products. Although the Company does not have any ownership rights in respect of the VASPs, the entities appear to be VIEs and the Company holds a majority of the risks and rewards associated with them. The majority of the assets and liabilities of the VASPs have been recorded in the Company’s consolidated financial statements in accordance with SFAS No. 49, which has been disclosed in Note 2 and Note 28. There are no exposures to loss that currently are not reflected in the consolidated financial position of the Company.

33 List of subsidiaries and affiliates of Ahold

As of December 29, 2002

Consolidated subsidiaries

Retail trade U.S.

The Stop & Shop Supermarket Company, Boston, Massachusetts

BI-LO, LLC, Mauldin, South Carolina

Bruno’s Supermarkets, Inc., Birmingham, Alabama

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Giant Food Stores, LLC, Carlisle, Pennsylvania

Giant Food LLC, Landover, Maryland

Tops Markets, LLC, Buffalo, New York

American Sales Company, Inc., Lancaster, New York

Peapod, LLC, Skokie, Illinois

Retail trade Europe

Albert Heijn B.V., Zaandam, The Netherlands

Albert Heijn Franchising B.V., Zaandam, The Netherlands

Gall & Gall B.V., Hoofddorp, The Netherlands

Etos B.V., Zaandam, The Netherlands

Jamin Winkelbedrijf B.V., Oosterhout, The Netherlands

De Tuinen B.V., ‘s-Gravenhage, The Netherlands

Schuitema N.V. (73.2%), Amersfoort, The Netherlands

Eemburg C.V. (82%), Amersfoort, The Netherlands

Ahold Czech Republic A.S., Prague, Czech Republic

Euronova Holding A.S., Prague, Czech Republic

ZIOS A.S. (98%), Brno, Czech Republic

Ahold Retail Slovakia, k.s., Bratislava, Slovak Republic

Ahold Slovakia, s.r.o., Bratislava, Slovak Republic

Ahold Supermercados, S.L., Madrid, Spain

Ahold Polska Sp. z o.o., Krakow, Poland

Retail trade Latin America

Bompreço S.A. Supermercados do Nordeste, Recife, Brazil

Bompreço Bahia S.A., Salvador, Brazil

Hipercard Administradora de Cartão de Crédito Ltda., Recife, Brazil

G. Barbosa Ltda., Aracaju, Brazil

Disco Ahold International Holdings N.V., Curaçao, Netherlands Antilles

Santa Isabel S.A. (97%), Santiago, Chile

Supermercados Santa Isabel S.A., Lima, Peru

Supermercados Stock S.A., Asunción, Paraguay

Disco S.A., Buenos Aires, Argentina

Retail trade Asia Pacific

CRC. Ahold Co. Ltd., Bangkok, Thailand

TOPS Retail (Malaysia) Sdn. Bhd., Kuala Lumpur, Malaysia

PT Putra Serasi Pioneerindo, Jakarta, Indonesia

Foodservice

U.S. Foodservice, Inc., Columbia, Maryland, U.S.

PYA/Monarch, LLC., Columbia, Maryland, U.S.

Alliant Exchange, Inc., Columbia, Maryland, U.S.

Allen Foods Inc., St. Louis, Missouri, U.S.

Deli XL B.V., Almere, The Netherlands

Bert Muller B.V., Almere, The Netherlands

Deli XL N.V./S.A., Brussels, Belgium

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

Real Estate

Ahold Real Properties LLC, Chantilly, Virginia, U.S.

Ahold Real Estate Company, Landover, Maryland, U.S.

Onroerende Goederenmaatschappij “Nefater” B.V., Zaandam, The Netherlands

Ahold Real Estate Europe B.V., Zaandam, The Netherlands

Ahold Vastgoed B.V., Zaandam, The Netherlands

Ahold Real Estate Spain B.V., Zaandam, The Netherlands

Ahold Real Estate Poland B.V., Zaandam, The Netherlands

Ahold Real Estate Slovakia B.V., Zaandam, The Netherlands

Ahold Real Estate Czech Republic B.V., Zaandam, The Netherlands

Ahold Inmobiliaria España, S.L., Madrid, Spain

Other

Ahold Nederland B.V., Zaandam, The Netherlands

Ahold USA B.V., Zaandam, The Netherlands

Ahold Coffee Company B.V., Zaandam, The Netherlands

Ahold European Sourcing B.V., Zaandam, The Netherlands

Ahold Americas Holdings, Inc., Chantilly, Virginia, U.S.

Ahold U.S.A. Holdings, Inc., Chantilly, Virginia, U.S.

Ahold U.S.A., Inc., Wilmington, Delaware, U.S.

Ahold Finance U.S.A. LLC, Wilmington, Delaware, U.S.

Ahold Financial Services, LLC, Carlisle, Pennsylvania, U.S.

Ahold Information Services, Inc., Greenville, South Carolina, U.S.

Ahold Insurance N.V., Curaçao, Netherlands Antilles

Ahold Investment N.V., Curaçao, Netherlands Antilles

Ahold Finance Company N.V., Curaçao, Netherlands Antilles

Ahold België N.V., Brussels, Belgium

Ahold Finance, S.A., Geneva, Switzerland

Ahold Retail Services AG, Klosters, Switzerland

Ahold Global Commodity Trading AG, Zug, Switzerland

Croesus, Inc., Wilmington, Delaware, U.S.

Swallow Retail Operations B.V., Zaandam, The Netherlands

Ahold U.S.A. Support Services, Inc., Chantilly, Virginia, U.S.

Unconsolidated affiliates

JMR – Gestão de Empresas de Retalho, SGPS. S.A. (49%), Lisbon, Portugal

Gestiretalho – Gestão e Consultoria para a Distribuiçao a Retalho, SGPS, S.A., Lisbon, Portugal

Pingo Doce – Distribuiçao Alimentar, S.A., Lisbon, Portugal

Feira Nova – Hipermercados, S.A., Lisbon, Portugal

Funchalgest, SGPS, S.A. (50%), Madeira, Portugal

Jerónimo Martins Retail Services AG (49%), Klosters, Switzerland

ROYAL AHOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FISCAL YEARS 2002, 2001 (AS RESTATED) AND 2000 (AS RESTATED)

(AMOUNTS IN EUR MILLIONS, EXCEPT PER SHARE DATA, UNLESS OTHERWISE STATED)

ICA Ahold AB (50%), Solna, Sweden

ICA Handlarnas AB, Solna, Sweden

Hakon Gruppen AS, Oslo, Norway

ICA Baltic AB, Solna, Sweden

ICA Danmark A/S, Copenhagen, Denmark

ICA Banken AB, Stockholm, Sweden

ICA Menyföretagen AB, Stockholm, Sweden

Statoil Detaljhandel Skandinavia AS (50%), Oslo, Norway

Accounting Plaza B.V. (40%), Wormer, The Netherlands

Luis Paez, S.A. (50%), Jerez de la Frontera, Spain

Bodegas Williams & Humbert S.L., Jerez de la Frontera, Spain

Paiz Ahold N.V. (50%), Curaçao, Netherlands Antilles

CARHCO N.V.(67%), Curaçao, Netherlands Antilles

La Fragua, S.A. (83%), Guatemala City, Guatemala

Operadora del Oriente S.A. de C.V., Tegucigalpa, Honduras

Operadora del Sur S.A. de C.V., San Salvador, El Salvador

Corporación de Supermercados Unidos, S.A., San José, Costa Rica

Corporación de Compañias Agroindustriales, CCA. S.A., San José, Costa Rica

Comercial Sacuanjoche, S.A., Managua, Nicaragua

Comercial Brassavola, S.A., Tegucigalpa, Honduras

Unless otherwise indicated, these are wholly or virtually wholly owned subsidiaries. Subsidiaries not important to providing an insight into the Group as required under Dutch law are omitted from this list. With respect to the separate financial statements of the Dutch legal entities included in the consolidation, the Company availed itself of the exemption laid down in section 403, subsection 1 of Book 2 of The Netherlands’ Civil Code. Pursuant to said section 403, Ahold has issued declarations of assumption of liability for the Dutch subsidiaries forming part of the consolidation with the exception of Schuitema N.V. and Onroerende Goederenmaatschappij “Nefater” B.V.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Ahold hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Koninklijke Ahold N.V.

By:	/s/ Anders C. Moberg
Name: Anders C. Moberg
Title: President of the Corporate Executive Board
and Chief Executive Officer

Date: October 16, 2003

Index of Exhibits

EXHIBIT	DESCRIPTION

1.1	Amended Articles of Association of the Company, incorporated by reference to Exhibit 1 to Form 6-K, dated July 30, 2001.

4.1	Appointment Agreement between the Company and D.G. Eustace dated March 5, 2003.

4.2	Amended and Restated Employment Agreement between the Company and Anders Moberg dated October 14, 2003.

4.3	Employment Agreement between the Company and Hannu Ryöppönen dated June 18, 2003.

4.4	Credit Facility dated as of March 3, 2003, between the Company as borrower, ABN AMRO Bank N.V., Goldman Sachs International, ING Bank N.V., J.P. Morgan PLC and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank Nederland) as arrangers, and ING Bank N.V. as issuing bank and facility agent.

4.5	Credit Facility dated as of July 18, 2002, between the Company, Croesus Inc. and Ahold Finance U.S.A., LLC as borrowers, ABN AMRO Bank N.V., and J.P. Morgan PLC as arrangers, and J.P. Morgan Europe Limited as facility agent.

8.1	For significant subsidiaries as of the end of the fiscal year covered by this annual report please see Note 33 to our consolidated financial statements included in Item 18 of this annual report.

10.1	Consent of Deloitte & Touche Accountants, independent auditors to the Company.

10.2	Certification of Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

10.3	Certification of Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

10.4	Certification of Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.5	Certification of Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Pursuant to Instruction 2(b)(i) as to Exhibits in Form 20-F, various instruments defining the rights of long-term debt of Ahold are not being filed herewith because the total of securities authorized under each such instrument does not exceed 10% of the total assets of Ahold. Ahold hereby agrees to furnish a copy of any such instrument to the Commission upon request.