Form 20-F/A
period 2002-12-29
ROYAL AHOLD
filed 2003-10-31
CIK 869425

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Yes  ☑                 No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐                 Item 18  ☑

EXPLANATORY NOTE

On October 17, 2003, Koninklijke Ahold N.V. (“Ahold” or the “Company”) filed its Annual Report on Form 20-F for the fiscal year-ended December 29, 2002 (the “Form 20-F”). This Annual Report on Form 20-F/A (the “Form 20-F/A”) is being filed to amend certain of the financial data with respect to fiscal 1998, fiscal 1999 and fiscal 2000 contained in “Item 3. Key Information—Selected Financial Data” of the Form 20-F. Other than the foregoing amendment, this Form 20-F/A does not amend, update or restate any other Items or sections of the Form 20-F and does not reflect events occurring after the filing of the Form 20-F on October 17, 2003.

PART I

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

Consolidated Statements of Operations Data

	Fiscal
	2002	2001 (restated)	2000 (restated)	1999 (restated)	1998 (restated)
	(in EUR millions, except per share amounts)

Amounts in accordance with Dutch GAAP
Net sales	62,683	54,213	40,833	27,986	23,165
Operating income	239	1,911	1,635	1,181	783
Income (loss) before income taxes	(769)	1,204	1,067	970	605
Net income (loss)	(1,208)	750	920	738	509
Net income (loss) after preferred dividends	(1,246)	712	903	725	499
Net income (loss) after preferred dividends per common share-basic	(1.34)	0.83	1.22	1.10	0.83
Net income (loss) after preferred dividends per common share-diluted	(1.34)	0.82	1.19	1.08	0.80

Amounts in accordance with US GAAP
Net income (loss)	(4,328)	(254)	442	556	360

	Fiscal
	2002	2001 (restated)	2000 (restated)	1999 (restated)	1998 (restated)
	(in EUR millions, except per share amounts)
Net income (loss) per common share-basic	(4.67)	(0.30)	0.60	0.85	0.60
Net income (loss) per common share-diluted	(4.67)	(0.30)	0.55	0.82	0.59

Consolidated Balance Sheet Data

	December 29, 2002	December 30, 2001 (restated)	December 31, 2000 (restated)	January 2, 2000 (restated)	January 3, 1999 (restated)
	(in EUR millions, except number of common shares outstanding which is in thousands)
Amounts in accordance with Dutch GAAP
Total assets	24,738	28,626	21,534	11,652	9,374
Shareholders’ equity	2,609	5,496	2,352	2,326	1,720
Share capital	298	295	269	179	175
Common shares outstanding	931,107	920,979	816,849	646,484	628,096
Cumulative preferred financing shares outstanding	259,317	259,317	259,317	144,000	144,000

Amounts in accordance with US GAAP
Total assets	32,420	40,010	31,749	18,521	15,090
Shareholders’ equity	8,541	15,544	11,874	8,029	6,592

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

PART III

ITEM 19.	EXHIBITS

List of Exhibits

Exhibit	Description

10.1	Certification of Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

10.2	Certification of Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Ahold hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Koninklijke Ahold N.V.

By:	/S/ ANDERS C. MOBERG
Name:	Anders C. Moberg
Title:	President of the Corporate Executipve Board and Chief Executive Officer

Date:  October 31, 2003

Index of Exhibits

Exhibit	Description

10.1	Certification of Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

10.2	Certification of Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.