Form 20-F
period 2003-12-28
ROYAL AHOLD
filed 2004-05-06
CIK 869425

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 28, 2003

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
Cumulative preferred financing shares at a par value of EUR 0.25 per share	369,217,164
Common shares at a par value of EUR 0.25 per share	1,552,603,293

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

INTRODUCTION

Specific portions of our 2003 Annual Report to Shareholders (the “2003 Annual Report”) are incorporated by reference in this annual report on Form 20-F to the extent noted herein and are included in Exhibit 14.1 attached hereto. Our consolidated financial statements and related notes (the “Financial Statements”) and the independent auditors’ report related thereto are incorporated by reference in this annual report on Form 20-F and are included in Exhibit 14.2 attached hereto. All references to this annual report on Form 20-F are deemed to also include the portions of the 2003 Annual Report and Financial Statements incorporated herein by reference.

As indicated in Item 18 to this annual report on Form 20-F, separate financial statements and notes thereto for our current joint ventures, Jéronimo Martins Retail (“JMR”), Paiz Ahold N.V. (“Paiz Ahold”) and ICA AB (“ICA”), and our former joint venture, Disco Ahold International Holdings N.V. (“DAIH”), have not been included in this annual report on Form 20-F and are required to be included in accordance with Rule 3-09 of Regulation S-X. We intend to include these separate financial statements and notes thereto in amendments to this annual report on Form 20-F upon completion of such financial statements in appropriate form for the filing with the U.S. Securities and Exchange Commission (the “SEC”).

General Information

In this annual report on Form 20-F, Koninklijke Ahold N.V. is also referred to (together with its consolidated subsidiaries, when the context so requires) as “we,” “us,” “our,” the “Company,” or “Ahold.” Our consolidated financial statements included in Item 18 of this annual report on Form 20-F are prepared in accordance with accounting principles generally accepted in The Netherlands (“Dutch GAAP”). Dutch GAAP differs in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). The differences between Dutch GAAP and US GAAP relevant to us are explained on pages F-84 through F-104 of the Financial Statements in Note 31 “Reconciliation of Dutch GAAP to US GAAP,” which information is incorporated herein by reference.

We are domiciled in The Netherlands, which is one of the member states of the European Union (the “European Union” or the “EU”) that has adopted the Euro (“Euro” or “EUR”) as its currency. Prior to 1999, the reporting currency of our financial statements was the Dutch guilder. Effective from 1999, we have adopted the Euro as our reporting currency. As a significant portion of our business is based in the U.S., exchange rate fluctuations between the Euro and the U.S. dollar (“dollar,” “US dollar” or “USD”) are among the factors that have influenced year-to-year comparability of our consolidated results of operations and financial position. For additional information, please see Item 3 “Key Information—Exchange Rates.”

Unless otherwise indicated, references to currencies of countries other than The Netherlands or the U.S. are as follows:

Country	Currency	Symbol
Brazil	Brazilian Real	BRL
Japan	Japanese Yen	JPY
Czech Republic	Czech Koruna	CZK
Great Britain	British Pound	GBP
Sweden	Swedish Krona	SEK
Argentina	Argentine Peso	ARS
Poland	Polish Zloty	PLN
Switzerland	Swiss Franc	SFR

Forward-Looking Statements

Certain statements in this annual report on Form 20-F are “forward-looking statements” within the meaning of the U.S. federal securities laws. Those statements include, but are not limited to:

•	expectations as to increases in net sales, operating income and certain expenses in respect of certain of our operations, and estimations of the factors that will cause such expected increases;

•	expectations as to reduction of our net debt;

•	expectations as to the tax rate and Ahold’s tax position;

•	expectations as to the impact of operational improvements on productivity levels, operating income and profitability in our stores;

•	statements regarding the timing, scope, progress and expected impact of our three-year financing plan and strategy, including;

•	expectations as to the savings and synergies from our arena strategy and other strategic initiatives of our subsidiaries, including the integration of administrative and managerial functions, particularly in the U.S. and Europe;

•	statements as to the timing, effects, limits and effectiveness of proposed improvements and changes to our accounting policies, internal control systems and corporate governance;

•	expectations as to the timing and our ability to return to an investment grade profile;

•	statements as to the timing, scope and impact of certain divestments, the amount of proceeds to be raised and the use of proceeds from such divestments;

•	statements regarding the U.S. Foodservice (“USF”) strategy and recovery plan, including its training program, the reorganization of its operations, the full implementation of its Supplier Incentive System tracking system, the integration and improvement of its operating platforms, the strengthening of its governance and internal controls, the restoration of its procurement leverage and changes to its incentive plan;

•	statements as to the expected impact of changes in accounting standards, including International Financial Reporting Standards (“IFRS”) (previously known as International Accounting Standards or “IAS”);

•	expectations as to our financial condition and prospects, our access to liquidity, the sufficiency of our working capital, the sufficiency of our existing credit facilities and our letter of credit requirements, as well as to the timing and amounts of certain repayments under those credit facilities and the sources of funds available for such payments;

•	expectations as to growth in the foodservice industry;

•	statements as to our expected positions in the markets where we operate;

•	statements as to the expected timing, strategy, outcome, cost and impact of certain litigation proceedings and investigations and the sufficiency of our available defenses and responses;

•	statements as to the extent of our obligations under certain contingent liabilities, including our estimate of the amount that would have been payable by us for all the shares of ICA held by our joint venture partners if they had exercised their put option to sell these shares to us;

•	expectations as to the availability or sufficiency of our directors’ and officers’ liability insurance;

•	expectations as to the amount of contributions to certain pension plans and other employee benefit plans;

•	statements as to the timing of future dividend payments, if any;

•	expectations as to our competitive position and the impact of the weakened economy on our business;

•	statements as to our compliance with various environmental laws and regulations and estimations as to the materiality of any related costs;

•	expectations as to relations between our operating companies and their employees, including relationships with labor unions;

•	expectations as to possible reversal of goodwill previously charged to shareholders’ equity under Dutch GAAP and possible losses on divestments; and

•	expectations regarding our growth and capital expenditures.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include, but are not limited to:

•	our liquidity needs exceeding expected levels and amounts available under our credit facilities;

•	our ability to maintain normal terms, or improve terms, with vendors and customers;

•	our ability to successfully implement our cash flow and debt reduction plan, as well as our divestment program, in particular our ability to refinance our debt obligations maturing in 2004 and 2005;

•	the effect of general economic conditions and changes in interest rates in the countries in which we operate;

•	difficulties encountered in the implementation of our arena strategy and other strategic initiatives of our subsidiaries and the realization of expected savings and synergies;

•	diversion of management’s attention, the loss of key personnel, the integration of new members of management, and our ability to attract and retain key executives and associates;

•	increases in competition in the markets in which our subsidiaries and joint ventures operate and changes in marketing methods utilized by competitors;

•	our ability to maintain satisfactory labor relations;

•	the potential adverse impact of certain joint venture put options, if exercised, on our liquidity and cash flow;

•	fluctuations in exchange rates between the euro and the other currencies in which our assets, liabilities and operating income are denominated, in particular, the US dollar;

•	our ability to maintain our market share in the markets in which we operate;

•	the results of pending or future investigations or legal proceedings to which we and certain of our current and former directors, officers and employees are, or may be, a party;

•	the results of a pending arbitration proceeding challenging the valuation of the shares of ICA by an independent valuation expert;

•	the actions of government regulators and law enforcement agencies;

•	any further downgrading of our credit ratings; and

•	other factors discussed elsewhere in this annual report on Form 20-F.

Many of these factors are beyond our ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this annual report on Form 20-F or, in the case of the 2003 Annual Report, as of April 24, 2004. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws and regulations.

Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information included in this annual report on Form 20-F, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

For additional information on these forward-looking statements and the factors that could cause actual results to differ materially from future results expressed or implied by these forward-looking statements, please see the information on pages 22 through 33 of the 2003 Annual Report under the caption “Risk Factors,” which information is incorporated herein by reference.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements included in Item 18 of this annual report on Form 20-F.

Consolidated Statements of Operations Data

	2003	2002	2001	2000	1999
	(in EUR millions, except per share amounts)
Amounts in accordance with Dutch GAAP
Net sales	56,068	62,683	54,213	40,833	27,986
Operating income	718	239	1,911	1,635	1,181
Net income (loss) before preferred dividends	(1)	(1,208)	750	920	738
Net income (loss) after preferred dividends	(39)	(1,246)	712	903	725
Net income (loss) after preferred dividends per common share-basic	(0.04)	(1.24)	0.77	1.13	1.02
Net income (loss) after preferred dividends per common share-diluted	(0.04)	(1.24)	0.76	1.10	1.00
Amounts in accordance with US GAAP
Net sales	53,847	60,080	51,766	39,032	27,424
Operating income from continuing operations	838	253	1,518	1,197	1,014
Net income (loss) from continuing operations	(23)	(1,034)	(261)	497	597
Net income (loss) before preferred dividends	(709)	(4,290)	(216)	459	569
Net income (loss) after preferred dividends, before change in accounting policy	(647)	(1,736)	(234)	442	556
Net income (loss)	(747)	(4,328)	(254)	442	556
Net income (loss) from continuing operations per share – basic	(0.02)	(1.03)	(0.25)	0.62	0.84
Net income (loss) after preferred dividends, before change in accounting policy, per share – basic	(0.63)	(1.73)	(0.25)	0.55	0.79
Net income (loss) after preferred dividends, before change in accounting policy, per share – diluted	(0.63)	(1.73)	(0.27)	0.51	0.76
Net income (loss) per share – basic	(0.73)	(4.32)	(0.27)	0.55	0.79

Consolidated Balance Sheet Data

	December 28 2003	December 29, 2002	December 30, 2001	December 31, 2000	January 2, 2000
	(in EUR millions, except number of common shares outstanding)
Amounts in accordance with Dutch GAAP
Total assets	23,399	24,738	28,626	21,534	11,652
Shareholders’ equity	4,851	2,609	5,496	2,352	2,326
Share capital	480	298	295	269	179
Common shares outstanding	1,522,603	931,107	920,979	816,849	646,484
Cumulative preferred financing shares outstanding	369,217	259,317	259,317	259,317	144,000
Dividends per share	0.00	0.22	0.73	0.63	0.49
Amounts in accordance with US GAAP
Total assets	30,300	32,420	40,010	31,749	18,521
Shareholders’ equity	9,620	8,541	15,544	11,874	8,029

For a discussion of the principal differences between US GAAP and Dutch GAAP relevant to us, please see the information on pages F-84 through F-104 of the Financial Statements in Note 31—“Reconciliation of Dutch GAAP to US GAAP,” which information is incorporated herein by reference. For information about material acquisitions, divestitures, consolidations and deconsolidations affecting the periods presented, please see Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects,” and the information on pages F-19 through F-25 of the Financial Statements in Note 3—“Acquisitions and Divestments” and Note 4—“Discontinued Operations,” which information is incorporated herein by reference. For information on the changes in share capital, please see the information on pages F-53 through F-55 of the Financial Statements in Note 20—“Changes in Shareholders’ Equity,” which information is incorporated herein by reference.

Fiscal Year and Interim Reporting

Our fiscal year generally consists of 52 or 53 weeks and ends on the Sunday nearest to December 31 of each calendar year, with the subsequent fiscal year beginning on the following Monday. Our past five fiscal years each contained 52 weeks. As used in this annual report on Form 20-F,

•	2003 refers to our fiscal year ended December 28, 2003;

•	2002 refers to our fiscal year ended December 29, 2002;

•	2001 refers to our fiscal year ended December 30, 2001;

•	2000 refers to our fiscal year ended December 31, 2000; and

•	1999 refers to our fiscal year ended January 2, 2000.

The quarters that we use for interim financial reporting are determined as follows:

•	the first quarter consists of the first 16 weeks of the fiscal year; and

•	the second, third and fourth quarters consist of the subsequent 12-week periods, except years containing 53 weeks, which have a 13-week fourth quarter.

The fiscal year for our subsidiary USF, is also a 52- or 53-week year with its fiscal year ending on the Saturday closest to December 31. USF’s quarters are each 13-week periods except for 53-week years, which have a 14-week fourth quarter. The fiscal year of our operations in Spain, Central Europe, South America, Thailand and Indonesia and our treasury center in Geneva, Switzerland corresponds to the calendar year and ends on December 31. The quarters that these entities use for interim financial reporting end on March 31, June 30 and September 30.

Exchange Rates

The weighted average rate of the dollar per Euro that we used in the preparation of our consolidated financial statements was:

•	USD 1.1289 for 2003

•	USD 0.9424 for 2002

•	USD 0.8956 for 2001

•	USD 0.9212 for 2000

•	USD 1.0637 for 1999

The year-end rates of the dollar per Euro that we applied to balances in our consolidated financial statements were:

•	USD 1.2429 as of December 28, 2003

•	USD 1.0438 as of December 29, 2002

•	USD 0.8836 as of December 30, 2001

•	USD 0.9424 as of December 31, 2000

•	USD 1.0075 as of January 2, 2000

The rates used in the preparation of our consolidated financial statements may vary in certain minor respects from the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”).

Solely for convenience of the reader, this annual report on Form 20-F includes translations between certain Euro amounts and dollar amounts at specified rates. Unless otherwise indicated, we have translated Euros into dollars at a rate of EUR 1 = USD 1.2429, which is equal to the exchange rate that we used in the preparation of our 2003 balance sheet. Except for amounts translated for convenience purposes, we have translated certain foreign currency balance sheet amounts included in this annual report on Form 20-F into Euros using the exchange rate prevailing as of the end of the relevant reporting period. We have translated certain foreign currency statement of operations amounts included in this annual report on Form 20-F into Euros using the weighted average exchange rate during the relevant reporting period.

The following table sets forth, for the years indicated, certain information concerning the exchange rate of the US dollar relative to the Euro, expressed in US dollar per Euro:

Year	Period End (1)	Average (1)	High (1)	Low (1)
1999	1.0075	1.0588	1.1812	1.0016
2000	0.9424	0.9207	1.0335	0.8270
2001	0.8836	0.8950	0.9535	0.8370
2002	1.0438	0.9441	1.0438	0.8594
2003	1.2429	1.1299	1.2597	1.0361

(1)	Based on the noon buying rates listed by the Federal Reserve Bank of New York.

The following table sets forth, for the three-month period from January 1, 2004, through March 31, 2004, the high and low noon buying rates of the dollar against the Euro. The noon buying rate of the US dollar against the Euro as of April 30, 2004, was USD 1.1975 = EUR 1.

	High	Low
November 2003	1.1995	1.1417
December 2003	1.2597	1.1956
January 2004	1.2853	1.2389
February 2004	1.2848	1.2426
March 2004	1.2431	1.2088
April 2004	1.2358	1.1802

Fluctuations in the exchange rates between the dollar and the Euro have affected the dollar equivalent of the Euro prices of our common shares on the Official Segment of Euronext Amsterdam N.V.’s stock market (also referred to as “Euronext Amsterdam” or “Euronext”) and, as a result, are likely to have affected the market price of our American Depositary Shares (“ADSs”) listed on the New York Stock Exchange (the “NYSE”). Such fluctuations will also affect the dollar amounts received by holders of our ADSs on conversion by The Bank of New York, as depositary, of cash dividends, if any, paid in Euros on the common shares represented by the ADSs.

Dividends

Prior to 2003, we customarily declared dividends on our common shares twice a year. An interim dividend was proposed by our Corporate Executive Board and, with the approval of our Supervisory Board, was generally paid in September of each year. The proposed total dividend for the year was approved by the annual General Meeting of Shareholders, which typically has been held in May, and the second, or final, portion of the total yearly dividend was paid after this meeting. We declared an interim dividend for 2002 in August 2002 which was paid in September 2002 out of reserves. On March 5, 2003, we announced that we would not pay a final dividend on our common shares in respect of 2002. Any future determination relating to our dividend policy regarding our common shares will be made at the discretion of our Corporate Executive Board and our Supervisory Board and will depend on a number of factors, including future earnings, capital requirements, financial condition, restrictions in credit facilities, future prospects and other factors our Corporate Executive Board and our Supervisory Board may deem relevant. We do not expect to pay any further dividends on our common shares until we return to an investment grade profile.

Effective 1999, dividends on our common shares have been declared in Euros. The following table gives certain information relating to dividends on our common shares declared in the years indicated.

Year		Cash Dividend Option (Euro)	Translated Cash Dividend Option (1) (USD)	Stock Dividend Option
1999	Interim	0.14	0.15	1 common share per 100 owned
	Final	0.35	0.35	2 common shares per 100 owned

	Total	0.49	0.50
2000	Interim	0.18	0.16	1 common share per 100 owned
	Final	0.45	0.40	2 common shares per 100 owned

	Total	0.63	0.56
2001	Interim	0.22	0.20	1 common share per 100 owned
	Final	0.51	0.47	2 common shares per 100 owned

	Total	0.73	0.67
2002	Interim	0.22	0.21	1 common share per 100 owned
	Final	—	—

	Total	0.22	0.21
2003	Interim	—	—
	Final	—	—

	Total	—	—

(1)	The translated total US dollar dividend amount consists of the Euro cash dividend translated into US dollars at the noon buying rate on the applicable dividend payment date.

Risk Factors

The information on risk factors required by this Item 3 is incorporated herein by reference from pages 22 through 33 of the 2003 Annual Report under the caption “Risk Factors.”

The referenced discussion of risks relating to our business and the recent developments at Ahold should be read carefully in connection with the forward-looking statements included in this annual report on Form 20-F. Any of these risks could materially adversely affect our financial condition, results of operations and liquidity and the actual outcome of matters as to which forward-looking statements included in this annual report on Form 20-F are made. The risks described are not the only ones facing us. Additional risks not currently known to us or that we currently believe are immaterial may also materially adversely affect our financial condition, results of operations and liquidity. For additional information regarding forward-looking statements, please see the discussion on “Forward-Looking Statements” in the “Introduction” above.

ITEM 4.	INFORMATION ON THE COMPANY

Organization

We are domiciled in The Netherlands and incorporated under the laws of The Netherlands as a holding company conducting business through our subsidiaries and joint ventures. For a list of our significant subsidiaries, please see the information on pages F-104 through F-106 of the Financial Statements in Note 32—“List of Subsidiaries and Affiliates of Ahold as of December 28, 2003,” which information is incorporated herein by reference.

We can be contacted via the following addresses, through our email address corp.communications@ahold.com or via our website at www.ahold.com. The information on our website is not incorporated into and does not otherwise constitute a part of this annual report on Form 20-F.

Company Address	Mailing Address

Ahold Albert Heijnweg 1 1507 EH Zaandam The Netherlands	Ahold P.O. Box 3050 1500 HB Zaandam The Netherlands

Acquisitions and Divestments

For information on our acquisitions and divestments, please see the information on page 37 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Strategy—Restoring Our Financial Health,” the information on pages F-19 through F-23 of the Financial Statements in Note 3—“Acquisitions and Divestments” and the information on pages F-107 through F-110 of the Financial Statements in Note 33—“Subsequent Events,” which information is incorporated herein by reference.

Business Overview

Retail Trade

Our food retail companies operate under their own brand names. As of year-end 2003, we had retail trade businesses in the U.S., Europe, South America and the Asia Pacific region. Our retail business consists of our retail chain sales, sales to franchise stores and sales to associated stores. As discussed in greater detail below, in April 2003, we began to withdraw from South America and the Asia Pacific region.

On November 7, 2003, we announced our three-year financing plan and strategy to restore the value of our company. The plan focuses on four key areas: (1) restoring our financial health; (2) re-engineering our food retail business; (3) recovering the value of USF; and (4) reinforcing accountability, controls and corporate governance. As a first step of implementing our strategy to re-engineering our food retail business, we are re-organizing our food retail business into regional marketplaces with similar characteristics, which we call arenas. The creation of arenas will allow us to maintain the separate brands of each of our operating companies, including pricing and product assortment, while combining administrative control, information technology, sourcing, finance and human resources functions into a few, large integrated support service organizations.

As of year-end 2003, we operated or serviced 5,066 stores through our consolidated subsidiaries, including 644 franchise stores and 387 associated stores. Over 64% of these stores are supermarkets. In some local markets, we have expanded into other formats, including specialty retail trade formats, hypermarkets, cash and carry and convenience stores. The majority of our franchise stores and associated stores are located in The Netherlands.

Store Formats

Franchise stores typically operate under the same format as, and are not distinguishable from, Ahold-operated stores in a particular geographic area. Each franchisee purchases merchandise at wholesale prices from us, pays a franchise fee, receives various support services, including logistical and warehouse services, and receives management support and training, marketing support and administrative assistance. Associated stores operate as independent retailers and may use various store formats, including non-Ahold formats. These stores also have more flexibility in terms of product line and pricing, but we provide them with support services, including the ability to benefit from bulk purchasing and an increase in bargaining power in entering into contracts to procure products and services not intended for resale but used within our own businesses. For a detailed description of our franchise and associated stores, please see “Retail Trade in Europe” below.

We categorize our retail trade businesses by format type, which we determine based on each store’s product mix (food and non-food) and sales area. Supermarkets are retail locations where the average sales area is less than 2,000 square meters or 22,000 square feet or where the average sales area for non-food items is less than 25% of the total average sales area. Hypermarkets are retail locations where the average sales area is more than 2,000 square meters or 22,000 square feet or where the average sales area for non-food items is more than 25% of the total average sales area. A compact hypermarket, while not strictly classified, is a small hypermarket where the average sales area is between 2,000 and 5,000 square meters. Superstores are comparable in size with supermarkets, but offer a wider assortment of goods and services, including health and beauty care, pharmacy and natural foods. Convenience stores are like small supermarkets, but with their own format, located at gasoline stations, inside railway stations, or at other locations which, in the judgment of management, are considered to be convenience store locations. These format definitions are guidelines which we use with a certain degree of flexibility and, when appropriate, adjust for local interpretations. We intend to concentrate on fewer store formats, in particular, supermarket formats.

Company-operated, Franchise and Associated Stores

For information about our company-operated, franchise and associated stores as of year-end 2003, please see the tables “Consolidated Subsidiaries,” “Changes in Consolidated Store Count,” “Unconsolidated Joint Ventures” and “Changes in Unconsolidated Store Count (including associated stores)” on page 49 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Results of Operations—Company, Franchise and Associated Stores,” which tables are incorporated herein by reference.

Foodservice

Our foodservice operations provide us with another channel to serve consumers. We supply food and related products to restaurants and other institutional and foodservice establishments, including hotels, health care institutions, government facilities, universities, sports stadiums and caterers. Our primary foodservice operations in the U.S. and two European countries—The Netherlands and Belgium—provide services to thousands of accounts. Compared to the retail food market, which has only a few large operators, the USD 160 billion foodservice market in the U.S. is large, widespread and fragmented with over 3,000 full-service distributors and over 10,000 specialty distributors operating nationwide.

For information about net sales for our foodservice operations, please see the table “Net sales by business segments” on page 55 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Business Segment Information,” which table is incorporated herein by reference.

Business Segments

Retail Trade in the U.S.

We have established ourselves, through acquisitions and organic growth, as one of the leading food retailers in the U.S., operating in 19 states in the eastern U.S. and Washington, D.C. Based on net sales, we were the fifth largest food retailer in the U.S. We operate superstores, conventional supermarkets and convenience stores and an online grocer. As of year-end 2003, management of each chain was responsible for its merchandising, store formats and marketing strategies, and the operations of the regional operating companies and Peapod, LLC (“Peapod”), our e-commerce retail company, were coordinated as a group through Ahold USA, Inc. (“Ahold USA”). Each chain operates in its own local marketing area, focusing on providing quality, value, variety and service to our customers.

We have undertaken a number of projects to improve operational efficiency by centralizing certain common functions of its subsidiaries, such as financing, purchasing services and information technology support. We have established a number of organizations to supply services to the U.S. subsidiaries, including:

•	the Perishable Procurement Organization, which negotiates prices for perishable products;

•	Corporate Brands, which manages the buying and product development of our private label merchandise;

•	the Not-For Resale organization, which negotiates contracts for services and products used within our own operations;

•	Ahold Information Services, which operates a data processing center serving all of our U.S. retail trade businesses;

•	The MollyAnna Company, which administers our U.S. retail and USF self-insurance programs;

•	American Sales Company, which provides purchasing and distribution services in health and beauty care items, pharmacy, and general merchandise to our U.S. retail operations; and

•	Ahold Financial Services, which provides accounting and financial services to The Stop & Shop Supermarket Company (“Stop & Shop”), Tops markets, LLC (“Tops”), Giant Food Stores, LLC (“Giant-Carlisle”) and Giant Food LLC (“Giant-Landover”).

In the later half of 2003, Giant-Carlisle and Tops completed the integration of certain back office functions, including management oversight, merchandising and accounting, into a single organization, which we now call an arena. As part of our strategic plan discussed above, in November 2003, we announced our intention to form an arena consisting of Giant-Landover and Stop & Shop, which will also include certain administrative functions of Ahold USA, as part of our three-year strategic plan. The formation of this arena is under development and we expect it to be substantially completed by the end of the third quarter of 2004. Through these arenas, we anticipate that, while our retail companies will continue to operate in their own local markets, certain areas of management will be coordinated on a central basis in order to leverage these areas of expertise.

As part of our strategic plan discussed above, in January 2004, we announced our intention to divest our Tops convenience stores. In February 2004, we also announced our intention to divest our Bruno’s and BI-LO chains.

For information about net sales, store counts and average sales area for our U.S. retail trade businesses, please see the table on page 56 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Results of Operations—Retail Trade: U.S.,” which table is incorporated herein by reference.

Stop & Shop

We acquired Stop & Shop in July 1996. Stop & Shop, which is headquartered in Quincy, Massachusetts, was established in 1914 and pioneered the superstore concept in New England in 1982. As of year-end 2003, Stop & Shop operated 339 superstores and conventional supermarkets in Massachusetts, Connecticut, Rhode Island, New Jersey, New York and New Hampshire. Stop & Shop operates conventional supermarkets and 5,000 to 7,000 square meter (approximately 54,000 to 75,000 square foot) superstores, some of which include gas stations, full-service pharmacies, portrait studios and one-hour photo developing services. Additionally, Stop & Shop and Peapod have teamed up to provide an Internet-based home shopping and grocery delivery service under the brand name “Peapod by Stop & Shop.”

Giant-Landover

We acquired Giant-Landover, based in Landover, Maryland, in October 1998. The company was established as Giant Food, Inc., in 1936. As of year-end 2003, Giant-Landover operated 197 retail stores selling food, pharmacy, health and beauty care items and general merchandise in Maryland, Virginia, Delaware, New Jersey and the District of Columbia. As of year-end 2003, Giant-Landover operated 194 supermarkets, ranging in size from approximately 420 to 5,300 square meters (4,500 square feet to 57,000 square feet). The other three stores are primarily drug stores that have a limited selection of food items. In New Jersey and Delaware, Giant-Landover trades under the name “Super G” to distinguish itself from Ahold sister company Giant-Carlisle. In addition, Giant-Landover and Peapod have teamed up to provide an Internet-based home shopping and grocery delivery service under the brand name “Peapod by Giant.”

Giant-Carlisle

We acquired Giant-Carlisle, based in Carlisle, Pennsylvania, in 1981. Established in 1923, Giant-Carlisle operated 116 supermarkets as of year-end 2003. The stores operate under the name “Giant” in Pennsylvania and under the name “Martin’s” in Maryland, Virginia and West Virginia. The supermarkets range in size from approximately 3,000 square meters to 8,000 square meters (32,000 square feet to 86,000 square feet).

Tops

We acquired Tops, based in Buffalo, New York, in March 1991. The company was established in 1962. As of year-end 2003, Tops owned and operated 156 supermarkets under the name “Tops Friendly Markets,” along with five franchise locations and 203 convenience stores under the name “Wilson Farms,” “Sugarcreek Stores” and “Tops Xpress,” along with one franchise location.

Tops’ primary markets are Buffalo and Rochester, both in New York, as well as markets in Cleveland, Ohio, and northern Pennsylvania.

As noted above, in January 2004, we announced our intention to divest the Tops convenience stores as part of our strategic plan. We anticipate completing this sale by the end of 2004, subject to our successful negotiations with potential buyers and the satisfaction of certain closing conditions.

BI-LO

We acquired BI-LO, based in Mauldin, South Carolina in 1977. BI-LO, established in 1961, was Ahold’s first U.S. acquisition, then comprising of 96 stores. As of year-end 2003, BI-LO operated 292 supermarkets in South Carolina, North Carolina, Tennessee and Georgia. In October 2003, we sold Golden Gallon to The Pantry, Inc. Golden Gallon operated 138 convenience stores in Tennessee and Georgia prior to the sale. For additional information, please see page 47 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Significant Factors Affecting the Results of Operations in 2003 and 2002—Impact of Divestments in 2003,” and the information on page F-20 of the Financial Statements in Note 3—“Acquisitions and Divestments,” which information is incorporated herein by reference.

As noted above, in February 2004, we announced our intention to divest the remainder of the BI-LO chain as part of our strategic plan. We anticipate completing this sale, subject to successful negotiations with potential buyers, by the end of 2004.

Bruno’s

We acquired Bruno’s Supermarkets, Inc. (“Bruno’s”), based in Birmingham, Alabama in December 2001. Bruno’s was established in 1932. As of year-end 2003, Bruno’s operated a chain of 180 stores under the banners of Bruno’s (superstores), Food World and Food Max (value-oriented supermarkets), and Food Fair (neighborhood stores) in Alabama, Florida, Mississippi and Georgia.

As noted above, in February 2004, we announced our intention to divest the Bruno’s chain as part of our strategic plan. We anticipate completing this sale, subject to successful negotiations with potential buyers, by the end of 2004.

Peapod

In June 2000, we acquired convertible preferred stock and common stock warrants of Peapod, giving us a controlling interest in Peapod. In August 2001, we acquired the remaining issued and outstanding shares of common stock of Peapod. Established in 1989, Peapod is an on-line grocer based in Chicago, Illinois. Peapod has operations in Chicago and on the east coast of the U.S. Additionally, Peapod and two of our other operating companies, Stop & Shop and Giant-Landover, have teamed up to provide an Internet-based home shopping and grocery delivery service in southern Connecticut; Boston and Cape Cod, Massachusetts; Providence, Rhode Island; Long Island, New York (under the brand name “Peapod by Stop & Shop”); and the metropolitan Washington, D.C. market including parts of Maryland and Virginia (under the brand name “Peapod by Giant”).

Retail Trade in Europe

In Europe, we have significant retail trade businesses through our wholly-owned and majority-owned subsidiaries in The Netherlands, Central Europe and Spain. In November 2003, we announced our intention to divest our operations in Spain.

Our retail trade businesses in Europe include, among others, hypermarkets, compact hypermarkets, supermarkets, and convenience stores.

For information about net sales, store counts and average sales area for our Europe retail trade businesses, please see the table on page 60 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Results of Operations—Retail trade: Europe,” which table is incorporated herein by reference.

The Netherlands

We pioneered the supermarket concept in The Netherlands and, as of year-end 2003, we were the leading Dutch food retailer through our Albert Heijn brand, both in terms of retail sales and store count. As of year-end 2003, Albert Heijn B.V. (“Albert Heijn”) operated or serviced 705 stores, including 212 franchise stores. The operated stores have an average sales area of 1,212 square meters (approximately 13,000 square feet).

The franchise stores typically operate in smaller market areas under the Albert Heijn format and are not distinguishable from company-operated stores. For each franchise store, Albert Heijn provides:

•	merchandise at wholesale prices, including a franchise fee;

•	various support services, including logistical and warehouse services; and

•	management support and training, marketing support and administrative and financial assistance.

Franchise agreements typically have a term of five years, and are renewable for additional five-year terms. Franchise stores are primarily smaller stores, with an average sales area of 952 square meters (approximately 10,200 square feet).

In 2003, Albert Heijn opened two Albert Heijn XL stores, a new extra-large store format in the Dutch market, which is approximately three times the size of a conventional Albert Heijn supermarket. Albert Heijn also opened seven new company-operated supermarkets and added three new franchise stores. In addition, we opened one “AH to go” store in 2003, bringing the total number of such stores to 33. “AH to go” is a new convenience store format in shopping streets, gas stations, hospitals and railway stations. Ranging in size from 100 to 250 square meters (approximately 1,100 to 2,700 square feet), “AH to go” stores offer a select range of food and beverage products for immediate or home consumption. In 2003, Albert Heijn closed four owned supermarkets and eight franchise stores, and transferred two owned stores to franchisees.

Other retail trade businesses in The Netherlands include our specialty retail trade businesses. We developed these specialty retail trade businesses in order to expand the range of products that we offer to our Dutch retail customers including, in certain instances, products which we are not able to sell in supermarkets due to restrictions under Dutch law on the sale of liquor and prescription drugs. These specialty retail trade businesses include Gall & Gall B.V. (“Gall & Gall”), Etos B.V. (“Etos”) and, until May 2003, De Tuinen B.V. (“De Tuinen”), which operated as a subsidiary of Etos. Gall & Gall operates wine and liquor stores, Etos operates stores specializing in health and beauty care and, in certain stores, prescription drugs and De Tuinen operated stores offering natural health and beauty care products. As of year-end 2003, Gall & Gall operated 297 stores and supplied 197 franchise stores, while Etos operated 194 stores and supplied 229 franchise stores.

In 2003, we announced that the Dutch retail arena would combine our Albert Heijn, Etos and Gall & Gall operations. In May 2003, we sold De Tuinen to NBTY Inc., a U.S.-based, publicly held company. In June 2003, we divested our confectionary stores operating under the name Jamin Winkelbedrif (“Jamin”) through a management buyout (128 franchise stores). For additional information about these divestments, please see page 47 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Significant Factors Affecting the Results of Operations in 2003 and 2002—Impact of Divestments,” and the information on pages F-19 through F-20 of the Financial Statements in Note 3—“Acquisitions and Divestments,” which information is incorporated herein by reference.

We also own 73.2% of the outstanding shares of Schuitema N.V. (“Schuitema”), a Dutch retail and wholesale company that owns supermarkets and also provides retail support to independent retailers and associated stores. As of year-end 2003, Schuitema owned 91 supermarkets and provided goods and services to 387 independent and associated food retailers mainly operating under the trade name “C1000.” Schuitema also supports these independent and associated retailers on a commercial level by providing branding and support services, including the ability to benefit from bulk purchasing and an increase in bargaining power in entering into certain contracts. Prior to 2002, the sales to the associated stores were classified as part of our former “Food wholesaling and food supply” business segment, but since then they have been included in our “Retail Trade” business segment. Schuitema is subject to a different corporate governance regime from our other Dutch subsidiaries. For information about the corporate governance regime to which Schuitema is subject, please see Item 10 “Additional Information—Large Company Regime in The Netherlands— Schuitema.”

In October 2001, our wholly-owned Dutch subsidiaries, including foodservice provider Deli XL B.V. (“Deli XL”), introduced a new brand name called “Albert,” offering joint internet-based home delivery service. Customers in The Netherlands can access our Dutch retail stores through www.albert.nl and buy from all of our stores in one order.

Central Europe

In Central Europe we operate retail trade businesses in Poland, the Czech Republic and Slovakia. In 2002, we began integrating our merchandizing, back office and administrative operations for Poland, the Czech Republic and Slovakia. We also created a new legal entity called Ahold Central Europe, s.r.o. (Ahold Central Europe), located in the Czech Republic. In 2003, several functions, such as information technology support, format development, buying and merchandizing and real estate, were centralized in Prague.

In 1995, we established a 50/50 joint venture with German retailer Allkauf-Gruppe to develop retail trade businesses in Poland. In January 1999, we purchased Allkauf-Gruppe’s share of the joint venture and subsequently renamed the company Ahold Polska Sp.

z.o.o. (“Ahold Polska”). We believe the successful conversion of all stores into one supermarket format (Albert) and one compact hypermarket format (Hypernova) has improved Ahold Polska’s market position and operational performance in the highly competitive Central European retail food market. The two new distribution centers built in 2002 also contributed to improved operational performance, although two other distribution centers were closed in 2002. As of year-end 2003, Ahold Polska operated 167 supermarkets under the name “Albert,” and 12 compact hypermarkets and 13 hypermarkets under the name “Hypernova.” In November 2003, two hypermarkets were sold to Carrefour.

Ahold Czech Republic A.S. (“Ahold Czech Republic”) is a 99%-owned subsidiary that began food retail trade businesses in the Czech Republic in 1991 under the name “Euronova.” As of year-end 2003, Ahold Czech Republic operated 178 supermarkets under the name “Albert,” and 35 compact hypermarkets and 8 hypermarkets under the name “Hypernova.” It is one of the largest food retailers in the Czech Republic as measured by 2003 sales volume.

In 2001, we expanded our operations in Central Europe to Slovakia. Ahold Retail Slovakia, k.s., a wholly-owned subsidiary, opened its first two stores in Slovakia in December 2001 and has continued to expand with the opening of 11 additional stores in 2002 and two stores in 2003. As of year-end 2003, Ahold Slovakia operated 13 compact hypermarkets and two hypermarkets under the name “Hypernova.”

Spain

Throughout late 1998 and 1999, we acquired a range of well known supermarket companies in Madrid and southern Spain, increasing our store base in Spain to a total of 160 stores as of year-end 1999. We continued to grow in Spain during 2000 through a rapid expansion program, which increased our store base to a total of 582 stores by year-end 2000. In 2000, we acquired Kampio, a prominent regional supermarket chain in Catalonia. We also acquired Superdiplo at year-end 2000, which, as of the time of acquisition, operated 341 supermarkets and hypermarket stores in the Canary Islands, Andalusia and the greater Madrid region. In July 2001, Superdiplo acquired Cemetro, a chain of 24 supermarkets, also in the Canary Islands.

As of year-end 2003, we operated 616 stores in Spain under the “Supersol” supermarket banner (in mainland Spain and the Canary Islands), the “Netto” convenience store banner (in the Canary Islands), the “Hipersol” hypermarket banner (in mainland Spain), the “Hiperdino” hypermarket banner (in the Canary Islands) and the “Cash Diplo” banner (in mainland Spain and the Canary Islands). In November 2003, we announced our intention to divest our operations in Spain.

Foodservice in the United States

Through a series of acquisitions that began in April 2000 in the U.S., we have become the second largest foodservice distributor in that country based on net sales. Our foodservice business in the U.S., which is comprised of the operations of USF and its subsidiaries, supplies food and related products to restaurants and other institutional and foodservice establishments. USF currently has a customer base of approximately 250,000 independent “street” and “multi-unit” chain businesses throughout the U.S. “Street” businesses include small, independent, operator-owned restaurants. “Chain” businesses include multi-unit restaurant, healthcare and catering companies. It also provides marketing expertise and business support to its clients. USF’s operations cover a geographic area in which over 95% of the U.S. population resides. No single customer accounts for more than 5% of net sales. In addition to our foodservice distribution businesses, USF processes and distributes custom-cut meat products through Stock Yards Meat Packing Company and markets and distributes restaurant equipment and supplies through Next Day Gourmet, L.P. (“Next Day Gourmet”).

USF stocks and markets thousands of national, private label and signature brand items, such as canned and dry food products, fresh meats, poultry, seafood, frozen foods, fresh produce, dairy and other refrigerated foods, paper products, and cleaning and other supplies. USF also markets and transports such products to establishments that prepare and serve meals to be eaten away from home.

As of year-end 2003, USF operated from 85 active food distribution facilities, ten standalone custom-cut meat shops, and six Next Day Gourmet distribution facilities. USF maintains four support offices located in Greenville, South Carolina, Phoenix, Arizona, Chicago, Illinois and Columbia, Maryland, which is where its corporate headquarters office is located.

Since our acquisition of USF, we have expanded our USF operations through a series of acquisitions, as set out below:

•	In 2000, USF acquired PYA/Monarch, a broadline foodservice distributor in the southeastern U.S. which served almost 40,000 customers.

•	In February 2001, USF acquired Parkway Food Service (“Parkway”), a broadline foodservice distributor in western Florida. Parkway serviced over 1,000 customers.

•	In May 2001, USF acquired Mutual Wholesale Company (“Mutual”), a broadline foodservice distributor in Florida. Mutual serviced over 4,200 customers.

•	In November 2001, USF acquired Alliant Exchange, Inc. (“Alliant”). Alliant serviced approximately 125,000 accounts across the U.S.

•	In September 2002, USF acquired certain assets of Lady Baltimore Foods Inc. (“Lady Baltimore”), a broadline foodservice distributor in Kansas, Missouri, Nebraska, Arkansas, Oklahoma, Illinois and Iowa. Lady Baltimore serviced approximately 2,800 customers.

•	In December 2002, USF acquired Allen Foods, Inc. (“Allen Foods”), a broadline foodservice distributor in Kansas, Missouri and southern Illinois. Allen Foods serviced over 5,400 customers.

Foodservice in Europe

Based on net sales, we are the leading foodservice distributor in The Netherlands through our subsidiary, Deli XL. Based in Charleroi, Deli XL is also a prominent foodservice provider in Belgium. In 1985, we acquired a Dutch foodservice company, Kok Ede, which had been operating since 1949. We renamed it the Ahold Institutional Foodservice Company (Grootverbruik Ahold B.V.) (“GVA”). In 1997, GVA acquired Van Der Spek. In the summer of 1999, we acquired Gastronoom, another prominent foodservice operator, and Gastronoom and GVA continued as major vendors to the Dutch healthcare and hospitality sectors (such as hotels and restaurants). In January 2000, the two companies introduced a new name for their joint activities, Deli XL. In October 2000, Deli XL acquired the Belgian foodservice distributor MEA from Compass Group plc. From January 1, 2001, MEA began operating under the name “Deli XL.” Deli XL provides a wide range of some 60,000 food and non-food products to approximately 30,000 hospitals, schools and other hospitality enterprises.

Retail Trade in South America

We began operating in South America in 1996, when we acquired Bompreço S.A. Supermercados do Nordeste (“Bompreço”) in Brazil. From 1996 to 2002, we expanded our operations in South America, including the acquisition of G. Barbosa in 2002. In April 2003, we began to withdraw from South America as part of our strategic plan. We divested our operations in Chile, Paraguay and Peru in July, September and December 2003, respectively. At the year-end of 2003, our remaining retail trade businesses were through our subsidiaries in Brazil and Argentina.

In March 2004, we completed the sale of Bomprço in Brazil and sold our Brazilian credit card operation Hipercard. We have also announced plans to sell G. Barbosa in Brazil. In March 2004, we reached an agreement for the sale of our controlling stake in Disco S.A. (“Disco”), subject to certain closing conditions, including obtaining local anti-trust approval and the absence of any legal obstacles to consummate the sale. We expect to complete the divestments of G. Barbosa and Disco by the end of 2004. Upon completion of these divestments, we will have completed our withdrawal from South America.

For information about net sales, store count and average sales area for our South America retail trade businesses, please see the table on page 63 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Results of Operations—Retail trade: South America,” which table is incorporated herein by reference.

Brazil

Bompreço is a leading food retailer in northeastern Brazil based on retail sales. We developed our operations in Brazil in December 1996 by indirectly acquiring 50% of the voting shares and 50.1% of the total voting capital of Bompreço. We significantly expanded our operations in Brazil through a series of acquisitions from 1997 through 2002. As of year-end 2003, through Bompreço, we operated 70 supermarkets, 28 hypermarkets and 20 other food retail stores. In January 2002, we acquired 32 hypermarkets and supermarkets, and related operational assets, from G. Barbosa. As of year-end 2003, through our subsidiary, G. Barbosa, we operated 7 hypermarkets and 25 supermarkets in the northeastern Brazilian states of Sergipe and Bahia. The G. Barbosa stores continue to operate under their own name.

As discussed above, in March 2004, we completed the sale of Bompreço in Brazil and sold our Brazilian credit card operation Hipercard. In addition, we announced plans to divest G. Barbosa and expect to complete the divestment by the end of 2004. For additional information about these divestments, please see page 37 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Strategy—Restoring our Financial Health,” which information is incorporated herein by reference.

Argentina, Chile, Peru and Paraguay

We developed our South American operations outside of Brazil through DAIH, originally established as a joint venture with Velox Retail Holdings (“VRH”), in January 1998. At the time it was established, we held a 50% interest in DAIH, which in turn, owned, directly or indirectly, 37.0% of the capital stock of Santa Isabel S.A. (“Santa Isabel”) and 50.4% of the capital stock of Disco. Through a series of purchases made from 1998 to 2002, we directly and indirectly increased our ownership in Santa Isabel to 99.6% and in Disco to 99.9%. As a result of VRH’s default on certain indebtedness, we were required to purchase substantially all of VRH’s shares in DAIH and to repurchase certain indebtedness. For additional information about our acquisition of the DAIH shares, please see page 47 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Significant Factors Affecting the Results of Operations in 2003 and 2002” and the information on pages F-38 through F-40 of the Financial Statements in Note 9—“Loss On Related Party Default Guarantee,” which information is incorporated herein by reference.

Disco

Disco has operations in Argentina and is the second largest supermarket company in Argentina based on 2003 retail sales. As of year-end 2003, Disco operated 236 stores. In 2002, due to the severe economic crisis in Argentina, Disco initiated a large restructuring initiative in order to reduce costs and to adapt to the new environment in the longer term. Subsequently, all Disco supermarkets in the northwest were converted to lower-end supermarkets under the brandname “Super VEA.” Further initiatives were undertaken to develop a new low-end format under the name “Despensa Vea.”

Disco was not consolidated in our consolidated financial statements for the first quarter of 2002 and for all of 2001. Thus, Disco’s net sales for the first quarter of 2002 and for all of 2001, which were EUR 251 million and EUR 2.1 billion, respectively, are not included in our net sales for the retail trade businesses for our consolidated subsidiaries in South America. Disco was consolidated beginning in the second quarter of 2002. For additional information about Disco prior to its consolidation, please see “Unconsolidated Joint Ventures and Equity Investees” below.

In March 2004, we reached an agreement for the sale of our controlling stake in Disco, subject to certain closing conditions discussed above. Our shares in Disco are currently under injunction and attachment, as discussed on page 23 of the 2003 Annual Report under the caption “Risk Factors—Injunctions and Attachments in Argentina and Uruguay Regarding Our Shareholders in Disco Could Adversely Affect Our Ability to Sell Disco,” which information is incorporated herein by reference.

Santa Isabel

Santa Isabel was the third largest supermarket company in Chile and the second largest in Peru based on 2003 retail sales, and also had operations in Paraguay. Prior to our divestments in the last two quarters of 2003, Santa Isabel operated 122 stores, with 76 stores in Chile, 36 in Peru and 10 in Paraguay. In Chile, Santa Isabel primarily operated supermarkets focused on high-end customers. One compact hypermarket was developed in 2001 and two more in 2002 in order to reach lower-end customers. In Peru, Ahold primarily operated Santa Isabel supermarkets and compact hypermarkets under the name “Plaza Vea.” In Paraguay, we operated supermarkets under the name “Stock.”

Santa Isabel was not consolidated in our consolidated financial statements for the first two quarters of 2002 and for all of 2001. Thus, Santa Isabel’s net sales for the first two quarters of 2002 and for all of 2001, which were EUR 365 million and EUR 771 million, respectively, are not included in our net sales for the retail trade businesses for our consolidated subsidiaries in South America. Santa Isabel was consolidated beginning in the third quarter of 2002. For additional information about Santa Isabel prior to its consolidation, please see “Unconsolidated Joint Ventures and Equity Investees” below.

As discussed above, we divested our operations in Chile, Paraguay and Peru in July, September and December 2003, respectively. For additional information, please see page 37 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Strategy—Restoring Our Financial Health” and the information on pages F-19 through F-20 of the Financial Statements in Note 3—“Acquisitions and Divestments,” which information is incorporated herein by reference.

Retail Trade in Asia Pacific

Beginning 1997, we began operating in Malaysia, Thailand and Indonesia. Beginning in April 2003, however, we began to withdraw from Asia as part of our strategic plan. We completed the divestments of our operations in Malaysia and Indonesia in the third quarter of 2003. As of year-end 2003, we had retail trade businesses through our subsidiaries in Thailand. In March 2004, we completed the divestment of our Thailand operations. With the completion of this divestment, we have completed our withdrawal from the Asia Pacific region.

For information about net sales, store count and average sales area for our Asia Pacific retail trade businesses, please see the table on page 65 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Results of Operations—Retail trade: Asia Pacific,” which table is incorporated herein by reference.

Malaysia

In 1996, we formed a partnership in Malaysia, with companies of the Kuok Group, of which we held a 60% interest. The Malaysian partnership, Ahold Kuok Malaysia, acquired the Parkson and Looking Good store chains in 1998. In December 2000, we became 100% owner of our Malaysian operations. We completed the sale of our Malaysian operations to Dairy Farm Giant Retail Sdn Bhd, a subsidiary of Dairy Farm International Holdings Limited, in the third quarter of 2003. Prior to this divestment, we operated 34 stores in Malaysia.

Thailand

Early in 1997, we entered into a partnership in Thailand with the Central Robinson Group, CRC Ahold Co. Ltd. (“CRC Ahold Thailand”), of which we owned 49%. In 1998, we acquired 99.99% ownership of the partnership, subject to repurchase options of up to 50% of the outstanding shares granted to the Central Robinson Group. As of year-end 2003, CRC Ahold Thailand operated 47 stores in Thailand. In 2001, we also began a small operation in Thailand delivering dry groceries to third-party retailers, primarily gas stations and convenience stores. As discussed above, in March 2004, we sold our Thailand operations to our partner, the Central Group.

Indonesia

In July 1997, we entered into a technical assistance agreement with the PSP Group in Indonesia in connection with the potential development of a supermarket chain in that country. We acquired 70% of the PSP Group at that time and acquired the remaining shares in September 2002. We completed the sale of our Indonesian operations to PT Hero Supermarkets Tbk in the third quarter of 2003. Prior to this sale, the PSP Group operated 24 stores in Indonesia.

For additional information about the above divestments, please see page 37 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Strategy—Restoring our Financial Health,” page 47 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Significant Factors Affecting the Results of Operations in 2003 and 2002—Impact of Divestments in 2003” and the information on page F-20 of the Financial Statements in Note 3—“Acquisitions and Divestments,” which information is incorporated herein by reference.

Other Activities

Real Estate

As of year-end 2003, we operated two real estate companies in the U.S. under the names Ahold Real Estate Company (“ARC”) and Ahold Real Properties (“ARP”), and one real estate holding company in The Netherlands under the name Ahold Real Estate Europe B.V. (“AREE”). Our real estate companies engaged in the acquisition, development and management of store locations in the U.S., The Netherlands, Spain, and Central Europe as discussed in “Property Information—Real Estate” below. In 2004, we plan to dissolve AREE as part of our arena strategy. The real estate activities conducted by AREE in Central Europe and The Netherlands will be merged into the retail operations for each of those two regions, respectively. The real estate activities conducted by AREE in Spain were merged into our Spanish retail operations in December 2003. For additional information about our arena strategy, please see pages 37 through 38 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Strategy,” which information is incorporated herein by reference. Schuitema will continue to have its own real estate activities in The Netherlands.

In March 2004, we transferred substantially all of the operations held by ARC, one of our real estate companies in the U.S. to our retail trade operating companies in the U.S.

Production

In The Netherlands, we operate a food production company under the name “Ahold Coffee Company” (prior to 2002, “Marvelo”). We are principally engaged in producing private label coffee products and selling such products to Albert Heijn, other subsidiaries and third parties.

Financial Center

In April 2002, we moved one of our main financial centers from Zaandam to Geneva, Switzerland. This center, Ahold Finance Group (Suisse), focuses on third-party and intercompany financing and European cash management. Ahold Finance Group (Suisse) includes our Treasury & Corporate Finance department. We took this step in response to the uncertain future of the taxation of intra-group financing activities within the European Union, of which Switzerland is not a member. We also have a financial center in Chantilly, Virginia and a financial center in Brussels, Belgium. Our financial center in Chantilly, Virginia will move to the Boston, Massachusetts area in 2004. As of year-end 2003, our financial center in Brussels performed both financing activities and financial services for the Ahold group. The center ended its financing activities in the beginning of 2004. The center, however, continues to perform financial services and, as a result, still fully qualifies under the Belgium Coordination Center regime.

Unconsolidated Joint Ventures and Equity Investees

In addition to our consolidated subsidiaries, we also have interests in retail trade operations through our joint ventures. The income or losses generated by our joint ventures are included in our share in income (loss) of joint ventures and equity investees. As of year-end 2003, we had interests in three significant entities that we accounted for as unconsolidated joint ventures. These three joint ventures are ICA, JMR and CARHCO N.V. (“CARHCO”). Paiz Ahold, the 50/50 joint venture between us and the Paiz family, joined with CSU International (“CSU”) in January 2002 to form CARHCO. Paiz Ahold owns a 66 2/3% interest in CARHCO. In addition, we have a number of equity investees, the primary being Luis Paez S.A. (“Luis Paez”).

For information about net sales and store count for our joint ventures in Europe and South America, please see the table on page 68 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Results of Operations—Share in Income (Loss) of Joint Venture and Equity Investees,” which table is incorporated herein by reference.

ICA Group

In April 2000, we acquired a 50% partnership interest in ICA, which in turn owns the ICA Group. The ICA Group is an integrated food retail and wholesale group, servicing 2,793 retailer-owned and company-operated neighborhood stores, supermarkets, superstores, hypermarkets and discount stores in Sweden, Norway, Denmark and the Baltic states as of year-end 2003. ICA also provides limited financial services in Sweden.

The ICA Group has been a market leader in Sweden since 1966 based on net sales. In Sweden, the ICA Group, through its wholly-owned subsidiary, ICA Sverige AB (formerly known as ICA Handlarnas AB) (“ICA Sverige”), operated as a wholesaler, servicing 1,668 associated stores under either the “ICA” or “MAXI” brand as of year-end 2003, all of which were operated by individual retailers. The relationship between retailers and ICA Sverige is governed by various types of agreements, pursuant to which the retailer pays ICA Sverige a specific fee. In exchange, ICA Sverige provides the retailers with various services, including, among others, marketing, format development and supply of goods. In addition, in some cases, the ICA Group owns or has rights to the store locations, which it leases to the retailer.

In Sweden, as of year-end 2003, the ICA Group operated or serviced 978 ICA Nära neighborhood stores, 124 ICA Kvantum large supermarket stores, 532 ICA Supermarket stores and 34 MAXI ICA Stormarknad hypermarkets. At year-end 2002, the decision was made to terminate the RIMI brand and format positions in Sweden and convert existing RIMI stores in Sweden into ICA brand supermarkets. This exercise was completed by the end of the second quarter of 2003.

In Sweden, the ICA Group also engages in foodservice activities for the restaurant and convenience store sectors under the name “ICA Menyföretagen.”

In Norway, ICA’s wholly-owned subsidiary, ICA Norge AS (“ICA Norge”), supported 1,028 stores under either the ICA, MAXI, RIMI or Sparmat name at year-end 2003, which comprised 354 company-operated stores, 438 retailer-owned stores with franchise agreements and 236 retailer-owned associated stores with cooperation agreements. In Norway, ICA Norge supports the RIMI discount format, which is the largest food store format in the country and the third largest retailer in terms of retail market share.

Retailers operate the 438 franchise stores in Norway under franchise agreements pursuant to which ICA Norge provides various services, including, among others, marketing, format development and supply of goods. ICA Norge owns or leases a substantial number of franchise store premises. Retailers operate the 236 associated stores under cooperation agreements pursuant to which ICA Norge assists with administration, purchasing organization, distribution and operating and support systems, and where ICA Norge provides products to the associated stores at a fixed premium to purchase price.

In August 2001, ICA entered into a 50/50 joint venture with Dansk Supermarked to develop and operate discount stores and hypermarkets in Sweden and Norway. Dansk Supermarked is the operator of several store formats in Denmark, Germany, Poland and the United Kingdom. As of year-end 2003, the joint venture operated approximately 28 discount stores in the southwest of Sweden, with the intention to expand into the Stockholm area.

ICA has a non-consolidated 50/50 joint venture with Statoil called Statoil Detaljhandel Scandinavia AB (“Statoil Retail”). As of year-end 2003, Statoil Retail operated and serviced approximately 1,400 Statoil gas stations and convenience stores in Denmark, Norway and Sweden. ICA announced in 2004 its intention to divest its interest in this joint venture.

In February 2002, ICA, together with our Dutch health and beauty care store chain Etos, opened two pilot stores selling health and beauty care products in Stockholm. Another seven pilot stores opened in 2003. ICA and Etos plan to open additional stores and in the future may establish a chain of health and beauty stores in Sweden.

In March 2001, ICA Denmark A/S (“ICA Denmark”) acquired an additional 0.1% of ICA ISO ICA AS (“ISO”), bringing the ICA group’s total ownership in ISO to 50.1%. In November 2003, the ICA Group increased its ownership in ISO from 50.1% to 100%. As of year-end 2003, ICA Denmark owned 13 supermarkets. ICA announced in 2004 that it intends to divest ICA Denmark.

In the Baltics, ICA’s subsidiary, ICA Baltic AB (“ICA Baltic”), owned 36 stores in Latvia, five stores in Estonia and 34 stores in Lithuania as of year-end 2003. Supermarkets and hypermarkets are operated under the RIMI brand name. In 2003, ICA Baltic increased its ownership of Ekovalda to 100%. Ekovalda operates supermarkets and hypermarkets in Lithuania under the Rimi brand name. In 2003, ICA announced its intention to form a joint venture with the Finnish retail operator Kesko. The joint venture would cover all the ICA activities in the Baltics and all the Kesko food retail activities in the Baltics. We expect the joint venture to operate a total of 142 stores in the Baltics.

In September 2003, ICA announced that it was adopting a clearer market stance by introducing a cohesive name structure. In July 2003, ICA changed its name from ICA Ahold AB to ICA AB. Subsequently, the Norwegian company Hakon Gruppen changed its name to ICA Norge.

JMR

In 1992, we became a 49% partner with JMR – Gestão de Empresas de Retalho, SGPS, S.A. in Portugal. JMR owns both Pingo Doce, a major supermarket chain, and the Feira Nova hypermarket chain. As of year-end 2003, Pingo Doce operated 177 supermarkets and Feira Nova operated 25 hypermarkets in Portugal. JMR has a 50% stake in Funchalgest, SGPS, S.A., which operated 15 stores in Madeira as of year-end 2003.

In mid-2002, JMR started the process of strategically repositioning Pingo Doce to make the brand more price aggressive to compete in a more effective way with the increasing number of discounters. Pingo Doce is now a fully centralized organization. The traditional, decentralized hypermarket organization of Feira Nova is now also in the process of transitioning into a centralized organization. These transitions will allow JMR to operate in a more cost effective way.

CARHCO

In December 1999, we established Paiz Ahold, a 50/50 partnership with a company controlled by the Paiz family. Paiz Ahold controlled an 80.5% stake in La Fragua S.A. (“La Fragua”), a discount store, supermarket and hypermarket company in Guatemala, with a presence in El Salvador and Honduras.

In November 2001, Paiz Ahold entered into an agreement to establish CARHCO, a joint venture with CSU, a discount store, supermarket and hypermarket operator in Costa Rica, Nicaragua and Honduras. CARHCO was established in January 2002. Paiz Ahold holds a 66 2/3% stake and CSU holds a 33 1/3% stake in CARHCO. The joint venture, which brings together the retail activities of Paiz Ahold and CSU in Central America, operated 332 food stores in five countries as of year-end 2003 and had 2003 sales of approximately EUR 1.6 billion. CARHCO now holds the stake in La Fragua that was formerly held by Paiz Ahold (which stake had increased to 85.3% as of year-end 2003).

As of year-end 2003, La Fragua operated 113 stores in Guatemala, 57 stores in El Salvador and 27 in Honduras, comprised of discount stores, supermarkets and hypermarkets. CSU, also a CARHCO subsidiary, operated 110 stores in Costa Rica, and 25 stores in Nicaragua, comprised primarily of supermarkets and discount stores, as of year-end 2003. CSU also is the 100% owner of Corporación de Compañias Agroindustriales, CCA. S.A., a company that sources all of the fresh products for CSU and develops private label articles.

Luis Paez

In 1979, we became a 50% partner in Luis Paez, a winery based in Jerez de la Frontera, Spain. The main focus of the business of this company is the production and distribution of beverages (alcoholic and non-alcoholic) under several brand names. In 1995, Luis Paez obtained full ownership of Williams & Humbert, a prominent sherry bodega.

DAIH, South America

Disco and Santa Isabel were consolidated since the second and third quarters of 2002, respectively. For a description of Disco and Santa Isabel, please see “Retail Trade in South America—Argentina, Chile, Peru and Paraguay” above.

Competition

Based on sales, we are the market leader among food retailers in The Netherlands and among the top five food retailers in the U.S. In addition, based on sales we are the leading foodservice distributor in The Netherlands through our subsidiary, Deli XL. With net sales of USD 17.8 billion in 2003, USF is the second largest foodservice provider in the U.S. based on sales.

Food retail trade businesses and food servicing businesses are intensely competitive and are generally characterized by low profit margins, with earnings primarily dependent upon rapid inventory turnover, effective cost controls and the ability to achieve high sales volume. For our retail trade businesses, we compete for sales and store locations with a number of national and regional chains in the U.S. and Europe, as well as with many local independent and cooperative stores and markets. We also face substantial competition from grocery retailers, discount retailers, such as Wal-Mart, as well as other competitors such as supercenters, club or warehouse stores, convenience stores, drug stores, and, with respect to ready-to-eat sales, restaurants.

USF competes with numerous companies engaged in foodservice distribution throughout the continental U.S. While competition is encountered primarily from local and regional distributors, a few companies compete with USF on a national basis. The largest of these national competitors is Sysco Corporation. We believe the four competitive factors that are particularly important for attracting and retaining customers in the foodservice industry include: the delivery of a broad selection of quality products and services on a consistent, reliable and timely basis; competitive prices; the effectiveness of sales and delivery personnel; and ease of overall administration.

Our continued success is dependent upon our ability to compete in these industries and to continue to reduce operating expenses.

Sources of Supplies

Our retail trade and foodservice businesses purchase from over 10,000 independent sources and our businesses are not dependent on any individual supplier or supply contract. Our purchases fall into one of two categories: for-resale purchases and not-for-resale purchases. For-resale purchases are those where the products purchased are intended for resale to our customers. Not-for-resale purchases are those where the products and services purchased are not intended for resale to our customers. For-resale purchases make up the majority of our purchases. The for-resale sources of supply consist generally of large corporations selling brand name (or A-brand) products and private label products, independent private label processors and perishable goods vendors. Products are purchased at multiple levels within our organization, including at local operating companies, regional, and continental (U.S. and European) purchasing organizations. We have been able to organize most of the retail trade purchasing at the regional and the continental level. We continually develop relationships with vendors.

Property Information

As of year-end 2003, we operated 4,035 retail stores (excluding franchise stores and associated stores), 132 retail trade support facilities (67 warehouse/distribution centers, 56 offices and nine food processing facilities) and 109 foodservice support facilities through our consolidated subsidiaries. Of these locations, 20% were owned by us, 18% were held under capitalized leases and 62% were held under operating leases. Generally, a capitalized lease is a lease which is deemed to transfer substantially all of the risks and rewards of ownership (and is therefore classified as a purchase) because its term is for most of the property’s useful life, or because the lease contains an option to buy the related property at less than fair market value. An operating lease is a lease which is for only a small portion of the useful life of the property.

The following table summarizes our property locations of our company operated retail stores and support facilities as of year-end 2003, by industry and geographic segment, for our consolidated subsidiaries:

	Company- operated Retail Stores	Average Sales Area (*1000 m2) (1)	Support Facilities	Total(2)	Owned(3)	Capital lease(3)	Operating Lease(3)
Retail Trade (4)
U.S.	1,483	4,152	50	1,533	12%	40%	48%
Europe	2,119	1,855	42	2,098	21%	1%	78%
South America	386	708	33	419	47%	21%	32%
Asia Pacific	47	116	7	54	2%	0%	98%

Total	4,035	6,831	132	4,104	19%	18%	63%

Foodservice
U.S.		—	85	85	77%	3%	20%
Europe		—	24	24	46%	0%	54%
Asia Pacific		—	0	0	0%	0%	0%

Total		—	109	109	70%	3%	27%

Other Activities
Europe		—	1	1	0%	100%	0%

(1)	We have presented certain sales area data in the tables in this annual report on Form 20-F in terms of square meters “m2”. Square meters may be converted to square feet, by multiplying the number of square meters by 10.75. Square feet may be converted to square meters by multiplying the number by 0.093.

(2)	Total of company-operated retail stores and support facilities (excluding franchise stores) and associate stores.

(3)	Presented as a percentage of company-operated stores and support facilities.

(4)	The figures in this table exclude franchise stores and associated stores.

As of year-end 2003, our unconsolidated joint ventures and equity investees operated or serviced 1,000 retail stores excluding franchises and 107 support facilities (consisting of 57 warehouse/distribution centers, 33 offices and 17 food processing facilities). Of these locations, 23% were owned by them, 76% were held under operating leases, and 1% were held under capitalized leases.

The following table summarizes the property locations (excluding franchise stores and associated stores) as of year-end 2003, by industry and geographic segment for our unconsolidated joint ventures:

	Retail Stores	Support Facilities	Total	Owned	Capital Lease	Operating Lease
Retail Trade
Europe	668	64	732	26%	2%	72%
South America	332	43	375	18%	0%	82%

Total	1,000	107	1,107	23%	1%	76%

Retail Trade

In the U.S., our subsidiaries operated 1,483 retail stores, 27 distribution centers, 21 office locations and two production facilities as of year-end 2003.

All of our retail trade businesses in the U.S. are in the eastern part of the country. The terms of leases in the U.S. typically range from ten to 25 years and contain renewal options. In addition, as of year-end 2003, our retail subsidiaries leased or owned 36 other sites, of which 33 are leased and three are owned. These sites are generally former supermarket locations or sites held for future development.

In The Netherlands, we operated a total of 1,075 stores, not including franchise stores, associated stores, as well as 17 distribution centers and three office locations, as of year-end 2003. The stores in The Netherlands are generally rented under contracts that provide for non-cancelable, five- to ten-year terms with renewal options, and with rents which may be adjusted annually based on predetermined indices.

As of year-end 2003, we also operated 618 stores and support facilities in Spain, 198 in Poland, 230 in the Czech Republic and 16 in Slovakia. Lease terms on these properties generally range from five to ten years, with renewal options. These properties included 18 support facilities, consisting of ten distribution centers and eight offices, of which 11 were leased and seven were owned.

In South America, we operated 386 retail stores and 33 support facilities (consisting of 17 distribution centers, nine office locations and seven production locations) as of year-end 2003. Leased locations generally operate under lease terms of four to ten years with renewal options.

As of year-end 2003, our Asia Pacific retail trade businesses included 47 retail stores, two distribution centers and one office location in Thailand. Leased facilities operated under lease terms of five to 15 years.

Foodservice

In the U.S., USF operated 85 distribution centers, ten custom-cut meat production facilities, four support office locations and six Next Day Gourmet facilities as of year-end 2003. Additionally, we controlled, as of year-end 2003, 15 other distribution facilities, which are currently not in use and are held for sale or sublet.

In Europe, as of year-end 2003, Deli XL operated 14 regional and two central distribution centers in The Netherlands, one distribution center in Belgium, and one office location. Additionally, Deli XL controls two small warehouses that are currently not being used.

Other Activities

Property used in other activities consist of one production facility operated by our food processing company in The Netherlands under the name “Ahold Coffee Company” and three corporate offices located in The Netherlands, Belgium, and Geneva. We currently lease all of these facilities.

Real Estate

As of year-end 2003, we operated two real estate companies in the U.S., ARC and ARP, and one in The Netherlands, AREE. These companies acquired, developed, and managed retail sites in support of our retail trade businesses. In doing so, the real estate companies owned or leased individual store sites, shopping centers or buildings. Locations controlled by these real estate companies and rented to our consolidated subsidiaries are included in the table above that lists stores, sales area, support facilities and related capital and operating leases under the segment using the property and are included as owned or leased based on the interest of ARC, ARP or AREE.

In addition to the locations rented to our companies, the real estate companies owned or leased locations which are adjacent to our store sites, locations held for future development or rented to third parties.

In 2004, we announced that we plan to dissolve AREE as part of our arena strategy. As discussed above, in March 2004, we transferred substantially all of the operations held by ARC, one of our real estate companies in the U.S. to our retail trade operating companies in the U.S.

As of year-end 2003, ARC and ARP controlled a total of 52 properties, almost all of which are rented to our subsidiaries. As of year-end 2003, AREE controlled 929 properties of which 22% are rented to our subsidiaries.

Environmental Matters

Our operations are governed by federal, state and local environmental laws and regulations in the U.S. and the other countries, in which we have operations including those concerning the discharge, storage, handling and disposal of hazardous or toxic substances. We believe that we possess all of the permits required for the conduct of our operations and that our current operations are in material compliance with all applicable environmental laws and regulations.

We use hazardous substances and generate hazardous wastes in some of our operations. Under the federal Comprehensive Environmental Responsibility, Compensation, and Liability Act (“CERCLA”) and similar state laws, generators of hazardous wastes may be jointly and severally liable for the clean-up of releases of hazardous wastes from the facilities to which the generator sent those wastes for disposal. However, we believe that we currently do not have any potential material liability relating to any such offsite disposal location.

Under U.S. laws and regulations, liability for the remediation of facilities contaminated by hazardous substances or petroleum products may generally be imposed on all persons who owned or operated the facility at the time the hazardous substances or petroleum products were released into the environment, as well as the present owner and operator of the facility. Certain of our stores and distribution facilities own and operate underground storage tanks to store gasoline and related petroleum products as part of their operations. In addition, we own or operate certain properties that are currently leased to, or were formerly used by, dry cleaners who use hazardous substances in their operations.

Cleanup of hazardous substances or petroleum releases to soil or groundwater is taking place at certain of our facilities. At other facilities, studies have shown that soil and groundwater have been impacted by gasoline or petroleum constituents. The relevant regulatory agencies have, however, not required remediation at those sites. In addition, certain of our facilities are located on premises that were formerly or are currently gasoline stations or other industrial sites at which contamination from prior operations may be located, but there have been no environmental investigations to determine the condition of those sites. We believe that some of the clean-up costs associated with the facilities described in this paragraph will be allocated to prior owners or operators of those facilities or the current owners or tenants of the properties upon which the facilities are located, by operation of applicable law, the terms of indemnification agreements with the previous operators of the facilities or the terms of our leases with the property owners or our tenants. We do not believe that any clean-up costs associated with those facilities that are allocated to us will materially impact our financial condition. Please see page 33 of the 2003 Annual Report under the caption “Risk Factors—Our Business is Subject to Environmental Risks and Regulations,” which information is incorporated herein by reference.

Government Regulation

U.S. Regulations

As a marketer and distributor of food products in the United States, we are subject to regulation by numerous federal, state and local regulatory agencies. At the federal level, we are subject to the Federal Food, Drug and Cosmetic Act, the Bioterrorism Act and regulations promulgated thereunder by the U.S. Food and Drug Administration (the “FDA”). The FDA regulates manufacturing and holding requirements for foods, over-the-counter drug products and pharmaceuticals through various statutory and regulatory programs, including current good manufacturing practice regulations, specifies the standards of identity for certain foods and prescribes the format and content of certain information required to appear on food product labels. For certain product lines, we are also subject to the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Perishable Agricultural Commodities Act, the Country of Origin Labeling Act and regulations promulgated thereunder by the U.S. Department of Agriculture (the “USDA”). The USDA imposes standards for product quality and sanitation, including the inspection and labeling of meat and poultry products and the grading and commercial acceptance of produce shipments from our vendors. Money order and wire transfer services offered by our stores are subject to regulations promulgated under the USA Patriot Act, which is administered by the U.S. Department of the Treasury. Our lottery, alcohol and tobacco sales and operations are regulated at the federal or state level. We and our products are also subject to state and local regulation through such measures as the licensing of our facilities, enforcement by state and local health agencies of state and local standards for our products and facilities and regulation of our trade practices in connection with the sale of our products. Our advertising, weights and measures of products, and other marketing, labeling and consumer protection issues are regulated by state agencies and state attorneys general, which have jurisdiction over state consumer protection statutes and antitrust statutes. Our pharmacy operations are subject to federal, state and local regulations and licensing, including by state pharmacy boards, Medicaid and Medicare reimbursement regulations and third-party insurance regulations, as well as the Health Insurance Portability and Accountability Act and regulations promulgated thereunder by the U.S. Department of Health & Human Services. Our facilities are generally inspected at least annually by federal and/or state authorities. These facilities are also subject to inspections and regulations issued pursuant to the Occupational Safety and Health Act by the U.S. Department of Labor, which require us to comply with certain manufacturing, health and safety standards to protect our employees from accidents and to establish hazard communication programs to transmit information about the hazards of certain chemicals present in certain products we distribute.

We are also subject to regulation by numerous federal, state and local regulatory agencies, including but not limited to the U.S. Department of Labor, which sets employment practice standards for workers, the U.S. Department of Transportation, which regulates transportation of perishable and hazardous materials and waste, and the U.S. Environmental Protection Agency, which regulates storm water drainage, air quality, water quality and discharges or release of hazardous materials under various statutes including the Clean Water Act, the Clean Air Act, CERCLA, the Superfund Amendments and Reauthorization Act and various regulations promulgated thereunder, all of which affect our store and real estate operations. State and local agencies impose regulations similar to the federal regulations set forth above, as well as zoning, environmental and building regulations which also affect our store and real estate operations. Our store operations and real estate operations are also subject to laws that prohibit discrimination in employment on the basis of disability, including the Americans with Disabilities Act, and other laws relating to accessibility and the removal of architectural barriers. Our workers’ compensation and workers’ compensation self-insurance are subject to regulation by state regulatory agencies. In addition, our captive insurance company, The MollyAnna Company, which insures our operating companies for losses relating to self-insurance, is regulated by the Insurance Division of the State of Vermont.

Because we issue publicly traded securities in the U.S., we are also subject to the rules and regulations promulgated by the SEC, including the rules promulgated by the SEC under the U.S. federal securities laws, including the U.S. Sarbanes-Oxley Act (“Sarbanes-Oxley Act”). Some requirements of the Sarbanes-Oxley Act affecting us became effective immediately, while others became effective or will become effective in 2003 through 2005. In addition, as a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended, we are subject to the U.S. Foreign Corrupt Practices Act’s provisions relating to the maintenance of books and records and its anti-bribery provisions with respect to our conduct around the world.

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

Regulations in Other Jurisdictions

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

The information on pages 34 through 86 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects” is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Supervisory Board

The information on page 21 of the 2003 Annual Report under the caption “Message from the Supervisory Board—Composition of the Supervisory Board” is incorporated herein by reference.

Corporate Executive Board

The information on page 7 of the 2003 Annual Report under the caption “Message from the Corporate Executive Board—Composition of the Corporate Executive Board” is incorporated herein by reference.

Other Corporate Officers

As of April 24, 2004, other key corporate officers, who are not members of our Corporate Executive Board, were as follows:

Name and Title	Date of Birth	Business Experience and Activities

L. Benjamin President and Chief Executive Officer, USF	November 6, 1955	Lawrence S. Benjamin is a U.S. national. He joined USF in October of 2003 as Chief Executive Officer. From 2002 to October 2003, Mr. Benjamin was CEO of the NutraSweet Company in Chicago, IL. Prior to joining NutraSweet, Mr. Benjamin worked with the private equity firm of Oak Hill Capital Management, served as President and CEO of Stella Foods and Specialty Foods Corporation, and held the position of partner at the Roark Capital Group. Mr. Benjamin also held a number of management-level positions in the retail and ingredient divisions of Kraft Foods from 1986 to 1994.

A.J. Brouwer Chief Business Support Officer, Ahold	September 27, 1961	Arthur Brouwer is a Dutch national. He joined Ahold in 1992 as the Vice President of Management Development and Organization and was promoted to Senior Vice President of Management Development and Organization in October 1997. In 2000, he was also assigned Chief Support Officer of the European Competence Center. He was appointed Chief Business Support Officer effective October 1, 2003. Prior to joining Ahold, Mr. Brouwer held the position of Manager of Human Resources Planning and Development at Mercedes-Benz Nederland B.V.

B. Hotarek Chief Business Controlling Officer, Ahold	September 19, 1946	Brian Hotarek is a U.S. national. He joined Stop & Shop in 1985 as Vice President – Finance. In 1987, he became Senior Vice President with responsibility for real estate and finance, and he was promoted to Executive Vice President and Chief Financial Officer of Stop & Shop in 1997. In January 2001, Mr. Hotarek was appointed Executive Vice President and Chief Financial Officer of Ahold USA. He currently holds the position of Chief Business Controlling Officer for Ahold. Mr. Hotarek serves as a director for Barry-Wehmiller, a package machinery company.

J. Lawler Chief Human Resources Officer, Ahold	December 23, 1958	Jim Lawler is a U.S. national. He joined Ahold in August 1999 as Executive Vice President of Human Resources for Giant-Landover. In November 2001, he became Executive Vice President of Human Resources for Ahold USA. In November 2003, he assumed his current role of Chief Human Resources Officer. Prior to joining Ahold, Mr. Lawler held the position of Senior Vice President of Human Resources in Rexam PLC’s Coated Films and Papers sector and a variety of executive human resource positions with Pepsite and Nordson Corporation.

Name and Title	Date of Birth	Business Experience and Activities

K. Ross Senior Vice President and Group Treasurer, Ahold	May 5, 1965	Kimberly Ross is a U.S. national. She joined Ahold in September 2001 as Assistant Treasurer. In April 2002, she became Vice President and Group Treasurer and was promoted to her current role of Senior Vice President and Group Treasurer in January 2004. Prior to joining Ahold, Ms. Ross held the position of Director of Corporate Finance for the Americas at Joseph E. Seagram & Sons Inc. Ms. Ross also held a number of other management positions at Joseph E. Seagram & Sons Inc. from 1997 through 2000.

J.L.M. Sliepenbeek Chief Accounting Officer, Ahold	December 4, 1963	Joost Sliepenbeek is a Dutch national. He joined Ahold in 1994 in the position of Director Mergers and Acquisitions. Subsequently, he was Controller of GVA, now Deli XL, and from April 1999 to July 2003, he served as Executive Vice President and Chief Financial Officer of Albert Heijn. He was appointed to Senior Vice President Controller in July 2003. As of April 2004, he was appointed to Chief Accounting Officer. Prior to joining Ahold, Mr. Sliepenbeek worked as an Investment Manager for Gilde Investment Management and as a Consultant in the Financial Management Practice of KPMG Consulting. Mr. Sliepenbeek is Chairman of the Board of the Ahold Pension Fund, a member of the Supervisory Board of Schuitema and a member of the Supervisory Board of the AHVKF (as defined below).

T. Smit Senior Vice President of Internal Audit, Ahold	July 25, 1956	Thijs Smit is a Dutch national. He joined Ahold in August 2000 in the position of Senior Vice President of Internal Audit Europe. In 2001, he was appointed to his current position of Senior Vice President of Internal Audit. Prior to joining Ahold, Mr. Smit held the positions of Director of Audit at Corus, Head of Internal Audit at Royal Hoogovens N.V., Director of Finance at Belgische Distributie and Head of Internal Audit at PTT Post. Currently, Mr. Smit is also Chairman of the Board of the Institute of Internal Auditors in The Netherlands and participates in several committees regarding the audit profession.

Employment Agreements

The information on pages F-31 through F-34 of the Financial Statements in Note 7—“Remuneration” is incorporated herein by reference.

Compensation

The aggregate amount of remuneration paid by us in 2003 for services in all capacities to our Supervisory Board and our Corporate Executive Board and the other key corporate officers named above was EUR 15.3 million. Total remuneration includes fees, salary, bonuses, special pension fund contribution and additional benefits.

For information about the remuneration of each member of our Supervisory Board and Corporate Executive Board for the three most recent fiscal years, please see the tables “Remuneration of the Corporate Executive Board members, including former members” and “Remuneration of the Supervisory Board members” on pages F-31 and F-34 of the Financial Statements in Note 7—“Remuneration,” which tables are incorporated herein by reference.

We are reviewing whether there are legal grounds to reclaim some or all of the performance-related compensation granted in the past to those having participated in the events that we announced on February 24, 2003.

Corporate Governance

The information on pages 8 through 15 of the 2003 Annual Report under the caption “Corporate Governance—Part I: Highlights of the New Structure” and “Corporate Governance—Part II: Corporate Governance Provisions” are incorporated herein by reference.

In November 2003, the SEC approved changes to the NYSE’s listing standards related to the corporate governance practices of listed companies. Under these standards, we are required to disclose any significant differences between the corporate governance practices that we follow under Dutch law and applicable listing standards and those followed by U.S. domestic companies under NYSE listing standards. This disclosure will be posted in the corporate governance section of our website (www.ahold.com) prior to the annual General Meeting of Shareholders in June 2004.

Board Practices

Supervisory Board

The information on pages 10 through 11 of the 2003 Annual Report under the caption “Corporate Governance—Part II: Corporate Governance Provisions—2. Supervisory Board” is incorporated herein by reference.

Audit Committee

The information on page 11 of the 2003 Annual Report under the caption “Corporate Governance—Part II: Corporate Governance Provisions—3. Supervisory Board Committees—Audit Committee” is incorporated herein by reference.

Remuneration Committee

The information on pages 11 through 12 of the 2003 Annual Report under the caption “Corporate Governance—Part II: Corporate Governance Provisions—3. Supervisory Board Committees—Remuneration Committee” is incorporated herein by reference.

Selection and Appointment Committee

The information on page 11 of the 2003 Annual Report under the caption “Corporate Governance—Part II: Corporate Governance Provisions—3. Supervisory Board Committees—Selection and Appointment Committee” is incorporated herein by reference.

Corporate Executive Board

The information on page 12 of the 2003 Annual Report under the caption “Corporate Governance—Part II: Corporate Governance Provisions—4. Corporate Executive Board” is incorporated herein by reference.

Disclosure Committee

The information on page 13 of the 2003 Annual Report under the caption “Corporate Governance—Part II: Corporate Governance Provisions—6. Disclosure Committee” is incorporated herein by reference.

Labor Relations

Employees

As of year-end 2003, we had 257,140 full-time employee equivalents compared to 278,486 as of year-end 2002 and 247,963 as of year-end 2001. The number of employees decreased in 2003 compared to 2002 primarily because of our divestment activities in South America and Asia Pacific in 2003 and the closing of stores in Spain. In addition, on September 3, 2003, Albert Heijn announced the reduction of a total of 440 positions at its corporate office and logistics and distribution unit. This reduction is expected to be completed by December 31, 2005. The number of employees rose in 2002 compared to 2001 primarily because of acquisitions and the opening of new stores.

Since year-end 2003, we have completed further divestments as discussed above in Item 4. These divestments, together with the planned divestments we expect to complete in 2004, will affect our headcount particularly in South America and the Asia Pacific region.

For information about the average number of employees employed by us in 2003, please see the table “Average Number of Employees in Full-time Equivalents” on page F-30 of the Financial Statements in Note 5—“Business Segment Information,” which table is incorporated herein by reference.

Union Relations and Works Councils

As of year-end 2003, Ahold USA and its operating companies had approximately 159,500 employees, approximately 65% of whom were represented by unions. Contract negotiations are handled locally but coordinated by Ahold USA. Collective bargaining agreements covering approximately 7% of our total U.S. retail segment’s employees expire before the end of 2004.

As of year-end 2003, USF and its operating companies had approximately 29,500 employees, approximately 19% of whom were represented by unions. Collective bargaining agreements covering approximately 7% of our total USF employees will expire before the end of 2004.

As of year-end 2003, we had approximately 64,300 employees in The Netherlands. It is not common practice in The Netherlands to disclose information regarding the number of unionized employees in our Dutch operations. Collective bargaining agreements covering approximately 95% of our employees in The Netherlands will expire before the end of 2004.

As of year-end 2003, we had a total of approximately 40,500 employees in Spain, the Czech Republic, Poland and Slovakia. In Spain and the Czech Republic, only a minority of our employees are union members. Collective bargaining agreements covering all of our employees in the Czech Republic and approximately 28% of our employees in Spain will expire before the end of 2004. In Poland, only a minority of our employees are union members, and they are not covered by any collective bargaining agreements. There are no labor unions in Slovakia.

We are in the process of negotiating the renewal of some of these collective bargaining agreements. We expect to renew all of those agreements, although USF is also considering closing a limited number of distribution facilities at which employees subject to collective bargaining agreements work and is discussing that possibility with the relevant bargaining units. For additional information, please see Item 3 “Risk Factors—Risks Related to our Industry and Operations—We face risks related to our union contracts.”

In our Dutch operations, we currently have works councils at the parent company and all our operating subsidiaries in The Netherlands. A works council is a representative body of the employees of a Dutch enterprise elected by the employees. The management board of any company that runs an enterprise with a works council must seek the non-binding advice of the works council before taking certain decisions with respect to the enterprise, such as those related to a major restructuring, a change of control, or the appointment or dismissal of a member of the management board. If the decision to be taken is not in line with the advice of the works council, the implementation of the relevant decision must be suspended for one month, during which period the works council may appeal the decision with the Enterprise Chamber (Ondernemingskamer) of the Court of Appeals in Amsterdam (the “Enterprise Chamber”). Other decisions directly involving employment matters that apply either to all employees, or certain groups of employees, such as those affecting employee compensation systems, or pension or profit sharing plans, may only be taken with the works council’s approval. Absent such prior approval, the decision may nonetheless be taken with the prior approval of the Cantonal Court (Kantongerecht). If a Dutch company is subject to the (mitigated) Large Company regime, a works council may recommend a candidate for appointment to the supervisory board and may also object to the appointment of a proposed candidate to the supervisory board. For additional information about the Large Company regime, please see Item 10 “Additional Information—Large Company Regime in The Netherlands.”

We consider our labor relations to be satisfactory.

Share Ownership

As of April 1, 2004, members of our Corporate Executive Board were direct holders of 560,500 of our common shares. Of these common shares, Anders Moberg held 333,333, Hannu Ryöppönen held 200,000, Theo de Raad held 16,149, William Grize held 9,731 and Peter Wakkie held 1,287 common shares, which in the aggregate represent substantially less than 1% of the total share capital. Except as described above, members of the Corporate Executive Board do not own, directly or indirectly, or on behalf of any company or third party, any common shares or cumulative preferred financing shares.

The information on page F-38 of the Financial Statements in Note 8—“Restricted Stock Retention Agreements for Key Management” is incorporated herein by reference.

As of April 1, 2004, members of our Supervisory Board were direct holders of 8,384 of our common shares. Of these common shares, Roland Fahlin held 3,333, Sir Michael Perry held 650 and Karel Vuursteen held 4,401, which in the aggregate represent substantially less than 1% of the total share capital. Except as described above, members of our Supervisory Board do not own, either directly or indirectly, or on behalf of any companies or third parties, any common shares or cumulative preferred financing shares.

2003-2005 Performance Share Grant

The information on page F-38 of the Financial Statements in Note 8—“2003-2005 Performance Share Grant” is incorporated herein by reference.

2004-2006 Performance Share Grant

The information on page F-38 of the Financial Statements in Note 8—“2004-2006 Performance Share Grant” is incorporated herein by reference.

Stock Option Plans

For full disclosure of stock options held by members of our Corporate Executive Board, along with a description of our stock option plans, please see the information on pages F-34 through F-37 of the Financial Statements in Note 8—“Stock Based Compensation Plans,” which information is incorporated herein by reference.

Dutch Customer Fund

Members of our Corporate Executive Board, employees of our subsidiaries in The Netherlands and customers of our supermarket chain, Albert Heijn, are entitled to invest in participation units in Albert Heijn Vaste Klanten Fonds (“AHVKF”). AEGON Investment Management B.V. is responsible for investing the assets of AHVKF. Currently, approximately half of the funds of AHVKF is invested in our common shares listed on Euronext Amsterdam. The other half of the funds of the AHVKF is lent to us. As of April 1, 2004, AHVKF held 16,103,934 common shares, which is 1.0% of our outstanding common shares.

As of April 1, 2004, the members of our Corporate Executive Board do not own on their own behalf, or on behalf of third parties, any participations in the AHVKF. As of April 1, 2004, the members of the Supervisory Board do not own, either directly or indirectly, on their own behalf, or on behalf of third parties, any common participations in the AHVKF. For information about loans we have extended loans to some of our employees to purchase interests in the AHVKF and additional information on AHVKF, please see page F-49 of the Financial Statements in Note 16—“Other Financial Assets” and pages F-69 through F-70 of the Financial Statements in Note 28—“Related Party Transactions,” which information is incorporated herein by reference.

Associates Stock Purchase Plan

Our U.S. employees are able to purchase our ADSs through the Associates Stock Purchase Plan (“ASPP”) in the U.S. Through the ASPP, employees may choose to purchase ADSs through voluntary payroll deductions. During 2003, approximately 2,370,964 ADSs were purchased by our U.S. employees pursuant to the ASPP.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. Except as described under “Cumulative Preferred Shares” below in this Item 7, we do not know of any arrangements that may, at a subsequent date, result in a change in our control. For information on the number of registered common shares and ADSs held by holders having their registered address in the U.S., please see Item 9 “The Offer and Listing.”

Significant Ownership of Voting Shares, Including Cumulative Preferred Financing Shares

The information on pages 14 through 15 of the 2003 Annual Report under the caption “Corporate Governance—Part II: Corporate Governance Provisions—10. Significant Ownership of Voting Shares, Including Cumulative Preferred Financing Shares” is incorporated herein by reference.

Cumulative Preferred Shares

The information on pages 13 through 14 of the 2003 Annual Report under the caption “Corporate Governance—Part II: Corporate Governance Provisions—9. Cumulative Preferred Shares” is incorporated herein by reference.

Related Party Transactions

We have entered into arrangements with a number of our subsidiaries and affiliated companies in the course of our business. Transactions between us and these subsidiaries and affiliated companies are generally conducted at arms’ length. These arrangements relate to service transactions, financing agreements and loans by us to certain executive officers, Dutch managers and employees. For a description of certain of these related party transactions, please see the information on pages F-69 through F-70 of the Financial Statements in Note 28—“Related Party Transactions.”

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

In accordance with the applicable Dutch-U.S. tax treaty, a portion of the salaries of U.S. nationals serving on our Corporate Executive Board is allocated to The Netherlands and a portion to the U.S. As a result, a U.S. national board member is subject to a withholding tax in The Netherlands in respect of the portion of his salary allocated to The Netherlands, which tax is payable monthly over the course of the year. The salaries of these U.S. nationals were fully paid in the U.S. Prior to January 1, 2003, we would advance on behalf of each U.S. national payment of the Dutch withholding taxes to the Dutch tax authorities and each of the U.S nationals agreed that he would repay us for the entire amount (without any interest or similar charge) from the related U.S. tax refund received by such individual in the subsequent year. The time lag between payment by us of the Dutch withholding taxes and the repayment by the U.S. national could take several months. For tax year 2001, we advanced Dutch withholding taxes to Mr. Robert Tobin (until August 31, 2001), and beginning September 1, 2001 to Mr. Grize and Mr. James Miller. Dutch wage taxes due for Mr. Allan Noddle were immediately deducted from his U.S. paychecks. Messrs. Tobin, Grize, Miller and Noddle are U.S. nationals and were, at the time, members of our Corporate Executive Board. Messrs. Tobin and Noddle retired from the Corporate Executive Board on August 31, 2001 and August 31, 2002, respectively. For tax year 2002, we advanced withholding taxes to Mr. Grize and Mr. Miller, both of whom were at the time deemed to be our “executive officers” under the meaning of the Sarbanes-Oxley Act. Mr. Grize continues to serve on our Corporate Executive Board. Mr. Miller resigned from our Corporate Executive Board in May 2003 and ceased to be employed by USF effective October 1, 2003. Dutch withholding tax advances made after July 30, 2002 and prior to January 1, 2003, could be deemed to be an extension of credit on behalf of these executive officers in violation of Section 402 of the Sarbanes-Oxley Act. The 2002 withholding taxes advanced on behalf of Mr. Grize and Mr. Miller subsequent to July 30, 2002, totaling USD 14,066 each was repaid by Mr. Grize and Mr. Miller in full. There are no amounts due from Mr. Grize and Mr. Miller with respect to 2002 and 2003 withholding taxes.

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

Our wholly-owned subsidiary, USF, has had product financing arrangements with entities commonly referred to as value added service providers (“VASPs”). Since year-end 2003, USF has ended its relationship with four of the five VASPs and is not incurring any new guaranteed obligations with respect to these prior arrangements. For additional information about these product financing arrangements, please see the information on page F-14 of the Financial Statements in Note 2—“Basis of Presentation and Accounting Principles Under Dutch GAAP—Value Added Service Providers” and pages F-69 through F-70 of the Financial Statements in Note 28—“Related Party Transactions,” which information is incorporated herein by reference.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

Consolidated balance sheets as of December 28, 2003 and December 29, 2002, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 28, 2003, are included in Item 18 of this annual report on Form 20-F.

Our consolidated financial statements have been audited by independent auditors in accordance with auditing standards generally accepted in The Netherlands and in the U.S. Our consolidated financial statements have been prepared in accordance with Dutch GAAP. Our net income (loss) and consolidated shareholders’ equity have been reconciled to US GAAP. The differences between Dutch GAAP and US GAAP relevant to us are explained on pages F-84 through F-104 of the Financial Statements in Note 31—“Reconciliation of Dutch GAAP to US GAAP” which are incorporated herein by reference.

Separate financial statements and notes thereto for our current joint ventures, JMR, Paiz Ahold and ICA, and our former joint venture, DAIH, have not been included in this annual report on Form 20-F and are required to be included in accordance with Rule 3-09 of Regulation S-X. We intend to include these separate financial statements and notes thereto in amendments to this annual report on Form 20-F upon completion of such financial statements in appropriate form for the filing with the SEC.

Litigation and Legal Proceedings

The information on pages F-74 through F-80 of the Financial Statements in Note 30—“Commitments and Contingencies,” is incorporated herein by reference.

Dividend Policy

For information about our dividend policy, please see Item 3 “Key Information—Dividends.” For information about our proposed profit sharing statement, please see the information on page 199 of the 2003 Annual Report under the caption “Additional Information—Ahold Statutory Profit Sharing Statement,” which information is incorporated herein by reference.

Significant Changes

The information regarding any significant changes or events that have occurred after the close of the balance sheet date of December 28, 2003, on pages F-107 through F-110 of the Financial Statements in Note 33—“Subsequent Events” is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

For a full discussion of our authorized share capital, please see the information on pages F-53 through F-55 of the Financial Statements in Note 20—“Changes in Shareholders’ Equity—Shares and Share Capital,” which information is incorporated herein by reference.

Our primary exchange listing for common shares is on Euronext Amsterdam. Ahold shares in Europe are also traded on several German stock markets, in London (UK) and in Zürich (Switzerland). Additionally, sponsored American Depositary Receipts (ADRs) are traded on the New York Stock Exchange (“NYSE”). The ADRs evidence American Depositary Shares (ADSs), which represent the right to receive one ordinary share. Our depositary bank is The Bank of New York.

Exchange	Symbol	Currency
Euronext	AHLN	EUR
Germany	AHO	EUR
London	AHD	GBP
Zürich	AHO	SFR
NYSE (ADR)	AHO	USD

Source: Bloomberg

The depositary for the ADSs is The Bank of New York (the “Depositary”). Each ADS evidences the right to receive one common share deposited under a deposit agreement for the ADSs between us and the Depositary dated January 20, 1998 (the “Deposit Agreement”). We have been informed by the Depositary that in the U.S., as of year-end 2003, there were 75,193,098 ADSs outstanding and 3,524 record owners compared with 30,855,788 ADSs outstanding and 3,398 record owners at year-end 2002.

On February 24, 2003, Euronext Amsterdam suspended trading of our common shares. Trading of our common shares was reinstated on February 25, 2003.

The table below sets forth the high and low closing prices during the periods indicated for our common shares on Euronext Amsterdam and the closing prices for our ADSs on the NYSE. The quarters used are our quarters. The closing prices have not been adjusted to reflect the rights offering that we completed in December 2003.

	Euronext Amsterdam		NYSE
	High	Low	High	Low
	(in EUR per common share)		(in USD per ADS)
2003
First quarter	13.60	2.47	14.33	2.95
Second quarter	8.06	3.19	9.67	3.57
Third quarter	9.16	6.79	10.40	7.71
Fourth quarter	8.85	5.42	10.33	7.20
2002
First quarter	32.25	26.65	29.16	23.11
Second quarter	27.90	16.12	25.02	15.97
Third quarter	19.13	11.80	18.81	11.52
Fourth quarter	14.68	10.32	14.29	10.09
2001	37.39	29.13	33.07	26.70
2000	36.84	21.25	32.28	20.74
1999	38.55	25.61	41.57	25.82
1998	31.76	23.46	31.77	23.46

Source: Euronext Amsterdam for common shares and NYSE for ADSs.

	Euronext Amsterdam		NYSE
	High	Low	High	Low
	(in EUR per common share)		(in USD per ADS)
Closing share prices for the most recent six months are as follows:
November 2003	8.46	6.02	9.96	8.42
December 2003	6.04	5.42	8.03	7.20
January 2004	6.84	5.59	8.66	7.23
February 2004	7.00	6.48	8.89	8.27
March 2004	7.40	6.36	9.14	7.81
April 2004	7.20	6.46	8.68	7.70

Share price on Euronext Amsterdam on April 30, 2004 was EUR 6.57 (high) and EUR 6.39 (low).

Source: Euronext Amsterdam for common shares and NYSE for ADSs.

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

Organization and Register

We were founded in 1887 and were incorporated as a limited liability company under the laws of The Netherlands by notarial deed dated April 29, 1920. We are registered with the Trade Register of the Chamber of Commerce and Industry for Amsterdam, Zaanstreek office under No. 35000363.

Purpose and Object

Pursuant to Article 2 of our Articles of Association, our objectives are:

“to promote or join others in promoting companies and enterprises, to participate in companies and enterprises, to finance—including the giving of guarantees and acting as surety for the benefit of third parties as security for liabilities of companies and enterprises with which the Company is joined in a group or in which the Company owns an interest or with which the Company collaborates in any other way—, to conduct the management of and to operate companies engaged in the wholesale and retail trade in consumer and utility products and companies that produce such products, restaurants and companies engaged in rendering public services, including all acts and things which relate or may be conducive thereto in the broadest sense, as well as to promote, to participate in, to conduct the management of and, as the case may be, to operate businesses of any other kind.”

Our Articles of Association set forth certain aspects governing our organization and governance. The current text of our Articles of Association is available to the public at the Trade Register of the Chamber of Commerce and Industry for Amsterdam, Zaanstreek office, and at our Corporate Office located at Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands and an English translation thereof is filed as an exhibit to this annual report on Form 20-F, which is incorporated herein by reference.

Share Capital

For a description of our share capital, please see Item 9 “The Offer and Listing” and the information on pages F-53 through F-55 of the Financial Statements in Note 20—“Changes in Shareholders’ Equity,” which information is incorporated herein by reference. Under this section “Memorandum and Articles of Association,” “share” refers collectively to cumulative preferred shares, cumulative preferred financing shares and common shares, unless otherwise stated.

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

The Corporate Executive Board has been delegated this authority by the General Meeting of Shareholders (through the date May 26, 2005) with respect to:

•	(i) the issuance of and/or the granting of rights to subscribe for all common shares that, at the time of issuance or at the time of the granting of the rights, have not yet been issued and (ii) to restrict or exclude the pre-emptive rights of holders of common shares upon the issuance of common shares and/or upon the granting of rights to subscribe for common shares;

•	the issuance of and/or the granting of rights to subscribe for all cumulative preferred shares that, at the time of the issuance or at the time of the granting of rights, have not yet been issued; and

•	the issuance of and/or the granting of rights to subscribe for cumulative preferred financing shares of any series that, at the time of the issuance and/or granting, have not yet been issued.

Holders of common shares have a pre-emptive right to purchase common shares upon the issuance of new common shares in proportion to the aggregate amount of their existing holdings of our common shares. According to our Articles of Association, this pre-emptive right does not apply in respect of:

•	any issuance of shares to our employees or employees of a group company (groepsmaatschappij); and

•	shares which are issued against payment in kind;

Pre-emptive rights may be restricted or excluded by a resolution adopted at the General Meeting of Shareholders. The reasons underlying a proposal for such a resolution and the determination of the intended issue price must be explained in writing. If the Corporate Executive Board has been designated as the corporate body authorized to issue common shares, the General Meeting of Shareholders may also designate by resolution the Corporate Executive Board for a period not exceeding five years as the corporate body authorized to restrict or exclude pre-emptive rights. The Corporate Executive Board has been delegated this authority as described above.

The adoption of resolutions of the General Meeting of Shareholders to restrict or exclude pre-emptive rights and to delegate this authority to the Corporate Executive Board requires a resolution adopted by at least two-thirds of the votes cast, if less than one-half of the issued and outstanding share capital is represented at the meeting of the shareholders. If at least half of the issued and outstanding capital is represented at the meeting, only a simple majority of the votes cast is required.

Liquidation

In the event of our dissolution and liquidation, the surplus assets remaining after satisfaction of all our debts will be distributed in accordance with the provisions of Dutch law and our Articles of Association in the following order:

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

(4)	to the holders of founders’ shares of which there are one hundred and twenty (120) outstanding, 10% of the balance remaining after the distributions mentioned above have been made and after the amounts of the general reserves and profit reserves created since December 31, 1961 have been deducted in accordance with the relevant provisions of the Articles of Association.

Any balance remaining after all of the above distributions shall be for the benefit of the holders of our common shares in proportion to the aggregate nominal value of common shares held by each of them.

General Meeting of Shareholders

The information on page 10 of the 2003 Annual Report under the caption “Corporate Governance—Part II: Corporate Governance Provisions—1. Our Shareholders” is incorporated herein by reference.

Our Articles of Association provide for two alternative procedures for determining who may attend our General Meetings of Shareholders and vote.

If the Corporate Executive Board does not decide to use the procedure described below, shareholders and holders of depositary receipts shall only be entitled to attend General Meeting of Shareholders if they sign the register of attendance in advance. Furthermore, holders of bearer shares or depositary receipts issued to bearer must provide with us a written statement of an affiliated institution (aangesloten instelling) within the meaning of the Act on Giro Transfer of Securities (Wet giraal effectenverkeer) certifying the number of bearer shares belonging to its collective depository (verzameldepot) within the meaning of the Act on Giro Transfer of Securities, that to the extent required by law, the person mentioned in the statement is a joint owner of its collective depositary and that the holder of the bearer shares or depositary receipts issued to bearer will remain the joint owner of its collective depository until after the General Meeting of Shareholders has been held. The requirement that a written statement must be provided also applies to holders of written proxies relating to bearer shares or depositary receipts issued to bearer. Proxies relating to registered common shares or depositary receipts must be provided to us prior to the General Meeting of Shareholders. The day of deposit cannot be set any earlier than seven days and not later than three days prior to the date of the General Meeting of Shareholders.

Alternatively, the Corporate Executive Board may determine that a person may only attend a General Meeting of Shareholders if at a certain time on a record date chosen by the Corporate Executive Board such person is a shareholder, a holder of depositary receipts or a person who is on another basis entitled to attend General Meetings of Shareholders. To attend, a person must also be registered in a register designated for this purpose by the Corporate Executive Board and the keeper of the register must, at such person’s request, have given us written notice prior to the General Meeting of Shareholders that such person intends to attend the General Meeting of Shareholders regardless of who might at the time of this meeting be a shareholder or a person who is on another basis entitled to attend the General Meeting of Shareholders. The requirement that prior written notice be given of attendance also applies to holders of written proxies. The record date cannot be set earlier than a designated time on the seventh day and not later than a designated time on the third day prior to the date of the General Meeting of Shareholders.

Our Corporate Executive Board and the Supervisory Board shall inform the General Meeting of Shareholders by means of shareholders’ circular or explanatory notes to the agenda of all facts and circumstances relevant to the proposals on the agenda.

Voting Rights

The information on pages 12 through 13 of the 2003 Annual Report under the caption “Corporate Governance—Part II: Corporate Governance Provisions—5. Voting Rights” is incorporated herein by reference.

Form and Transfer of Shares

The common shares are issued in bearer or registered form, at the option of the shareholder. Common shares held in bearer form are embodied in one share certificate (the “Global”). For registered common shares no share certificates will be issued.

The Global has been deposited with the central institute as referred to in the Act on Giro Transfer of Securities. The central institute may convert bearer shares to registered common shares. Our Corporate Executive Board, with the approval of the Supervisory Board, may preclude delivery of bearer shares within the meaning of Section 26 of the Act on Giro Transfer of Securities. At the request of the shareholder, bearer shares may be converted into registered common shares or vice versa. The request for such conversion must be made to our Corporate Executive Board.

The names and addresses of registered shares are entered in the shareholders’ registers for each class of shares, which registers are maintained by us and kept at our offices. These registers also indicate the number of shares held by each shareholder, the class and number of their shares, the amount paid up on each share, and, in respect of each cumulative preferred financing share, the premium paid on that share. The registers also include the names and addresses of persons who possess certain ownership rights (e.g., usufruct) or a right of pledge in respect of such shares. On request of the shareholder, a usufructuary or a pledgee, we are required to provide without charge an extract from the register of shareholders in respect to its rights to any registered share. The registers are available at our Corporate Office in Zaandam, The Netherlands, for inspection by shareholders, as well as usufructuaries and pledgees insofar as the voting rights attached to the shares have been granted to them. Any part of a register kept outside The Netherlands in compliance with laws or stock exchange regulations in the foreign jurisdiction concerned, however, is not available for inspection at our Corporate Office.

According to our Articles of Association, our Corporate Executive Board may resolve, at the request of one or more holders of cumulative preferred financing shares, to convert cumulative preferred financing shares into common shares under the terms and conditions to be approved by the General Meeting of Shareholders and the meeting of holders of cumulative preferred financing shares. This conversion does not require an amendment of our Articles of Association since the number of shares of the authorized share capital in the form of such class to be converted shall be decreased with such number of converted shares, simultaneously with an increase of the number of common shares in which such shares are converted. In the event of a conversion, the right to dividends of a holder of cumulative preferred financing shares shall continue to exist until the moment of conversion. At the March 4, 2004 Extraordinary General Meeting of Shareholders, our shareholders approved the proposal to make the preferred financing shares convertible into common shares. The cumulative preferred financing shares will be convertible as of March 2006.

Transfer of a registered share in our capital requires an instrument of transfer and, if we are not a party to the transfer, a written acknowledgment by us of the transfer. The acknowledgment must be made on the instrument of transfer, or by a dated statement on the instrument of transfer, or on a copy or extract thereof certified by a civil law notary or bailiff (deurwaarder) to be a true copy or extract of the instrument of transfer. If the transfer concerns shares not fully paid, the acknowledgement by us can only be made if the instrument of transfer bears a fixed date. Service by a bailiff (deurwaarder) of the instrument of transfer or of such copy or extract on us is considered to have the same effect as an acknowledgment by us of the transfer.

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

Repurchase by Ahold of Its Own Shares

We may acquire fully paid shares of any class in our capital for no consideration at any time or, subject to certain provisions of Dutch law and our Articles of Association, if:

(i)	our shareholders’ equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-up capital and any reserves required by Dutch law or our Articles of Association; and

(ii)	we and our subsidiaries would thereafter not hold shares with an aggregate nominal value exceeding 10% of our issued share capital.

Any shares held by us or our subsidiaries in our own capital may not be voted.

An acquisition by us of shares in our capital of any class must be approved by resolution of our Corporate Executive Board, subject to the approval of our Supervisory Board. Shares in our own capital may only be acquired if the General Meeting of Shareholders has authorized our Corporate Executive Board to do so. Such authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. No such authority is required for the acquisition by us of fully paid shares in our own capital for the purpose of transferring these shares to our employees or employees of a group company pursuant to our share plans or option plans, provided the shares are quoted in the official price list of a stock exchange. Our Corporate Executive Board has been authorized to acquire shares through May 26, 2005, subject to the approval of our Supervisory Board. As of the date of this annual report on Form 20-F, we have not acquired any shares under this authorization.

Change of Control

For a discussion on the possible effect that the issuance of cumulative preferred shares may have on delaying, deferring or preventing a change of control, please see the information on pages 13 through 14 of the 2003 Annual Report under the caption “Corporate Governance—Part II: Corporate Governance Provisions—9. Cumulative Preferred Shares,” which information is incorporated herein by reference.

Notification of Interest in Ahold Shares

For a discussion of Dutch law provisions, including the Disclosure Act and the Securities Trade Act, which govern disclosure of shareholder ownership, voting rights held and transactions effected, please see the information on pages 14 through 15 of the 2003 Annual Report under the caption “Corporate Governance—Part II: Corporate Governance Provisions—10. Significant Ownership of Voting Shares, including Cumulative Preferred Financing Shares,” which information is incorporated herein by reference.

Corporate Executive Board and Supervisory Board Practices

For a discussion of Corporate Executive Board and Supervisory Board Practices, please see Item 6 “Directors, Senior Management and Employees” and the information on pages 10 through 12 of the 2003 Annual Report under the captions “Corporate Governance—Part II: Corporate Governance Report—2. Supervisory Board” and “Corporate Governance—Part II: Corporate Governance Report—4. Corporate Executive Board,” which information is incorporated herein by reference.

Amendments to the Articles of Association

During the March 3, 2004 Extraordinary General Meeting of Shareholders, our shareholders adopted certain amendments to our Articles of Association. For information about these amendments, please see the information on page 8 of the 2003 Annual Report under the caption “Corporate Governance—Part I: Highlights of the New Structure—1. Enlargement of Shareholder Rights” and the

information on pages 18 through 19 of the 2003 Annual Report under the caption “Remuneration—The Remuneration Policy,” which information is incorporated herein by reference.

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

Pursuant to the mitigated Large Company regime, Ahold Nederland has established a management board and a supervisory board. The supervisory board consists of three members and is charged with advising the management board and supervising the policies of the management board and the general course of business of Ahold Nederland. In exercising its duties, the supervisory board must act in the best interests of Ahold Nederland and its business enterprise. Certain decisions of the management board are subject to approval by the supervisory board, including the issuance of shares, the entering into or termination of long term co-operation arrangements with third parties, the amendment of the articles of association of Ahold Nederland and certain significant investments and divestments. The supervisory board may suspend members of the management board.

Members of the supervisory board are appointed for a minimum of four years, and any vacancies are filled by appointments made by the current members of the supervisory board, subject to rights of recommendation by the general meeting of shareholders, the works council and the management board, and rights of objection by the general meeting of shareholders and the competent works council.

Koninklijke Ahold N.V. is the sole shareholder and the only member of the management board of Ahold Nederland. As a result, Koninklijke Ahold N.V. has the right to appoint the management board of Ahold Nederland and to determine the number of members and the remuneration of the management board. In addition, Koninklijke Ahold N.V. is required to adopt the annual accounts of Ahold Nederland.

Our rights as Ahold Nederland’s sole shareholder should be strengthened in many respects by the new bill, which proposes various changes to Dutch company law. For a discussion of changes proposed by this bill, please see “Proposed Changes to Dutch Company Law” below.

Schuitema

Schuitema, which is listed on Euronext Amsterdam, is subject to the full Large Company regime. As a consequence, Schuitema has established a management board and a supervisory board. The supervisory board appoints its own members according to a procedure in which influence can be exercised by not only the general meeting of shareholders, but also by the works council. In addition, the supervisory board is vested with the authority to approve a number of important management board resolutions, the authority to appoint the members of the management board and the authority to adopt the annual accounts, which are subsequently submitted for approval by the general meeting of shareholders. The supervisory board may also subject additional decisions of the management board to its approval.

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

Effective March 31, 2003, a new shareholders’ agreement between Ahold and Schuitema became effective, pursuant to which Ahold cannot place a proposal to terminate the full Large Company regime on the agenda of Schuitema’s general meeting of shareholders or vote in favor of such a proposal at the general meeting of shareholders until after having had intensive consultations with the supervisory board and management board of Schuitema and taking into account the perception of independence of Schuitema in the market. In addition, Ahold must have determined that the perception of independence of Schuitema in the market no longer requires having the Large Company regime in place. The new shareholders’ agreement enhances the influence of Schuitema’s supervisory board in the decision to terminate or mitigate the full Large Company regime. Under the new shareholders’ agreement, Schuitema’s supervisory board must reach the same conclusion as Ahold that the perception of independence of Schuitema in the market no longer requires the Large Company regime to be in place.

Under the new shareholders’ agreement between Ahold and Schuitema, Ahold retains the right to two seats on the five person Schuitema supervisory board, with the right to nominate a third neutral person to serve as chairman. Ahold must consult with Schuitema’s supervisory board regarding its nominees to the supervisory board. If Schuitema’s supervisory board objects to a nominee, Ahold and Schuitema’s supervisory board will select an advisor whose advice regarding the nominee will be binding. If Ahold and Schuitema’s supervisory board disagree about the advisor, the Enterprise Chamber will be asked to appoint an advisor. If the nominee is rejected, Ahold can nominate a new candidate to Schuitema’s supervisory board.

Our rights as a shareholder of Schuitema should be strengthened by the new bill proposing various changes to Dutch company law. For a discussion of changes proposed by this bill, please see “Proposed Changes to Dutch Company Law” below.

Proposed Changes to Dutch Company Law

On September 9, 2003, the Second Chamber of the Dutch Parliament voted in favor of a bill proposing substantial changes in Dutch company law. The bill will become effective only after the First Chamber of Dutch Parliament gives its approval. If approved, the bill’s provisions may become effective around mid-2004. Below are certain key elements of the bill applicable to us:

1.	Important Corporate Executive Board decisions must be approved by shareholders. Resolutions of the Corporate Executive Board leading to an important change in our identity or character will require the approval of the General Meeting of Shareholders. This applies to resolutions in respect of:

•	the transfer of most or all of our business;

•	the entry into or termination of any long-term cooperation arrangement (including joint ventures); and

•	the acquisition or disposal of participations, with a value of at least one-third of our balance sheet total as per our most recently adopted annual accounts.

2.	Shareholders must adopt a remuneration policy for members of the Corporate Executive Board. The new bill will require us to establish a policy in respect of the remuneration of the members of our Corporate Executive Board. This policy must be adopted by the General Meeting of Shareholders. The policy will include all aspects of remuneration (including bonuses, stock options and severance payments). The adherence to the policy must be supervised by our Supervisory Board.

3.	Option and share plans for members of the Corporate Executive Board must be approved by the General Meeting of Shareholders. The plans must contain a maximum number of shares and options that may be granted to members of the Corporate Executive Board and must include all applicable criteria. The grant of options or shares to individual members of the Corporate Executive Board does not require the approval of the General Meeting of Shareholders.

4.

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

5.	Information to be submitted by our Corporate Executive Board. Under the new bill, our Corporate Executive Board will be required to inform the Supervisory Board at least once a year in writing on the key elements of our strategy and the general and financial risks that our Company may face.

6.	The General Meeting of Shareholders of Large Company regime companies will be given increased powers. Under the bill, which contains a detailed and complicated amendment to the Large Company regime, we would have increased influence over the supervisory boards of Schuitema and Ahold Nederland. We would be able to appoint members to their supervisory boards on the basis of a nomination by the relevant supervisory board, which we would be able to override, forcing the supervisory board to propose one or more new candidates, although, in the case of Schuitema, we will still be subject to our agreement on appointment of members to the supervisory board. Under the new shareholders’ agreement between Ahold and Schuitema, we have the right to two seats on the five person Schuitema supervisory board, with the right to nominate a third neutral person to serve as chairman. For a discussion of our rights under the new shareholders’ agreement, see “Large Company Regime in The Netherlands—Schuitema” above in this Item 10.

During the March 3, 2004 Extraordinary General Meeting of Shareholders, our shareholders adopted certain amendments to our Articles of Association in response to items 1 through 4 above. For information about these amendments, please see the information on page 8 of the 2003 Annual Report under the caption “Corporate Governance—Part I: Highlights of the New Structure—1. Enlargement of Shareholder Rights” and the information on pages 18 through 19 of the 2003 Annual Report under the caption “Remuneration—The Remuneration Policy,” which information is incorporated herein by reference.

Material Contracts

For information about our material contracts, please see the information on pages 76 through 78 of the 2003 Annual Report under the captions “Operating and Financial Review and Prospects—Liquidity and Capital Resources—The December 2003 Credit Facility,” “Operating and Financial Review and Prospects—Liquidity and Capital Resources —The March 2003 Credit Facility” and “Operating and Financial Review and Prospects—Liquidity and Capital Resources —Prior Facilities,” and the information on pages 81 through 83 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Liquidity and Capital Resources —Off-Balance Sheet Arrangements—Asset Receivable Securitization Programs,” which information is incorporated herein by reference.

Exchange Controls

Currently, there are no limitations, other than those described under “Taxation” below in this Item 10, regarding the payment of dividends by us to non-residents of The Netherlands or any other payments to or from non-resident holders of our securities.

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

Under the double taxation convention in effect between The Netherlands and the U.S. (the “Treaty”), dividends paid by us to a resident of the U.S. (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25% Dutch withholding tax to 15%, or in the case of certain U.S. corporate ADS and/or common share holders owning at least 10% of the voting power of the Company, 5%, unless the ADSs and/or common shares held by such resident are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands.

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

The Depositary for the ADSs has entered into a special arrangement with the Dutch tax authorities, which may be amended from time to time, regarding the application of the Treaty to dividends paid to holders of ADSs. Under such arrangement, the Depositary has agreed to provide a single tax form to us indicating the number of ADSs owned by residents of the U.S. entitled to an exemption from, or reduction of, Dutch withholding tax under the Treaty. In case of dividends paid by the Depositary by wire transfer or similar method to a bank, broker or depositary (such as The Depositary Trust Company), the Depositary will withhold 25% of any dividends payable and such bank, broker or depositary may claim on behalf of its client a refund of such taxes from the Depositary in the form of a supplemental dividend check. An exempt organization that is resident in the U.S. and is entitled to a full exemption from Dutch withholding tax under Article 36 of the Treaty cannot use the special arrangement described in this paragraph. Accordingly, Dutch withholding tax will be imposed on dividends payable to such a holder at a rate of 25% and such holder may claim the benefits of the Treaty by filing a form IB95 USA directly with the Dutch tax authorities. The Depositary will provide to holders of ADSs, prior to each dividend payment, a notice setting forth the procedures for obtaining a reduced rate of, or exemption from, Dutch withholding tax.

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

Distribution Tax

For the period from January 1, 2001, up to and including December 31, 2005, we are subject to a temporary special distribution tax (“surtax”) at a rate of 20% on certain dividends that are qualified as “excessive.” Dividends are considered to be “excessive” when, among other things, the total proceeds distributed during a particular calendar year exceed the highest of (i) 4% of our market capitalization at the beginning of the relevant calendar year, (ii) twice the amount of the average annual dividends (exclusive of extraordinary distributions) by reference to the three calendar years immediately preceding January 1, 2001, or (iii) our adjusted consolidated commercial result for the preceding year, subject to certain adjustments. Certain exceptions exist. The classification of this surtax under their domestic tax laws and the consequences thereof for foreign ADS and/or common shareholders are uncertain. To the extent dividends that are subject to this surtax are distributed to certain qualifying ADS and/or common shareholders, we are not required to withhold Dutch dividend withholding tax.

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

U.S. Federal Income Taxation

The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our common shares or ADSs. This summary addresses only the U.S. federal income tax considerations of holders that were initial purchasers of common shares or ADSs at the initial issue price and hold common shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received common shares or ADSs as compensation for the performance of services, persons that will hold common shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes, persons that have a “functional currency” other than the US dollar or holders that own (or are deemed to own) 10% or more (by voting power or value) of our common shares or ADSs. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of common shares or ADSs.

This summary is based on (1) the federal tax laws of the U.S. as in effect and available on the date of this annual report on Form 20-F, including the Internal Revenue Code, as amended, judicial decisions, administrative pronouncements, and currently effective and proposed U.S. Treasury Regulations, each as available on the date hereof and (2) the representations and covenants of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares or ADSs that, for U.S. federal income tax purposes, is: (1) a citizen or resident of the U.S., (2) a partnership or corporation created or organized in or under the laws of the U.S. or any state thereof (including Washington D.C.), (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (x) a court within the U.S. is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of trust. A “Non-U.S. Holder” is a beneficial owner of common shares or ADSs that is not a U.S. Holder.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds common shares or ADSs, the tax treatment of such partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partnership or partner should consult its own tax advisor as to its consequences.

Each prospective purchaser should consult his/her own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of common shares.

Ownership of ADSs in General

For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the common shares represented by such ADSs.

The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Dutch taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

Distributions

The gross amount of any distribution we make of cash or property (other than certain distributions, if any, of common shares distributed pro rata to all our shareholders, including holders of ADSs) with respect to common shares or ADSs, before reduction for any Dutch taxes withheld therefrom, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Non-corporate U.S. Holders will be taxed on any such dividends received in a taxable year beginning on or before December 31, 2008 at the lower tax rate applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year). However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent, if any, that the amount of any distribution we make exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the common shares or ADSs and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles.

Any such dividend paid in Euros will be included in the gross income of a U.S. Holder in an amount equal to the US dollar value of the Euros on the date of receipt, which in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

A U.S. Holder may elect to deduct in computing his/her taxable income or, subject to certain complex limitations on foreign tax credits generally, credit against its U.S. federal income tax liability Dutch withholding tax at the rate applicable to such U.S. Holder. As discussed under “Dutch Taxation for Non-Resident ADS and/or Common Shareholders—Withholding Tax” above in this Item 10 under the Treaty, dividends paid by us to a U.S. Holder generally will be subject to a Dutch withholding tax rate of 15%. Such reduced rate of withholding will apply only if such U.S. Holder is treated as a resident of the U.S. for purposes of such treaty and otherwise is entitled to the benefits of such treaty and the dividends are not effectively connected with a permanent establishment or fixed base of such U.S. Holder that is situated in The Netherlands. For purposes of calculating the U.S. foreign tax credit, dividends paid by us will generally constitute passive income, or in the case of certain U.S. Holders, financial services income. U.S. Holders should consult their tax advisors regarding the availability of, and limitations on, any such foreign tax credit.

If and to the extent that we pay a dividend on the common shares or ADSs out of dividend income from our non-Dutch subsidiaries and are therefore entitled to a credit for Dutch tax purposes for foreign taxes attributable to such dividend income from non-Dutch subsidiaries, there is a risk that the U.S. Internal Revenue Service might take the position that our allowable credit for Dutch tax purposes constitutes a partial subsidy of our withholding tax obligation and that, therefore, a U.S. Holder would not be entitled to a foreign tax credit with respect to the amount so allowed. However, this Dutch tax credit is available only to us and does not reduce the amount of withholding tax applied against the dividends paid by us. We believe that such a position would not be correct because such Dutch credit is based primarily on the net dividend received and the U.S. Holder does not receive any benefit from such Dutch tax credit available to us.

Subject to the discussion under “Backup Withholding Tax and Information Reporting Requirements” below in this Item 10, a Non-U.S. Holder of common shares or ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on common shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S.

Sale or Exchange of Common Shares or ADSs

A U.S. Holder generally will recognize gain or loss on the sale or exchange of common shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in the common shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if such U.S. Holder’s holding period for such common shares or ADSs exceeds one year. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

A U.S. Holder’s initial tax basis in common shares or ADSs will be the US dollar value of the Euro denominated purchase price determined on the date of purchase. If the common shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such common shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If a U.S. Holder converts US dollars to Euros and immediately uses that currency to purchase common shares or ADSs, such conversion generally will not result in taxable gain or loss to such U.S. Holder.

With respect to the sale or exchange of common shares or ADSs, the amount realized generally will be the US dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the common shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if he/she elects, an accrual basis taxpayer, will determine the US dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Subject to the discussion under “Backup Withholding Tax and Information Reporting Requirements” below in this Item 10, a Non-U.S. Holder of common shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such common shares or ADSs unless (1) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S. or (2) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common shares or ADSs made within the U.S. to a holder of common shares or ADSs (other than an “exempt recipient” which is a payee, including a corporation, that is not a U.S. person that provides an appropriate certification, and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the, sale or redemption of, common shares or ADSs within the U.S. to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding rate was 30% for the year 2002 and is 28% for years 2003 through 2010.

In the case of such payments made within the U.S. to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the U.S.), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a U.S. person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

The above summary is not intended to constitute a complete analysis of all tax consequences that may be relevant to the acquisition, ownership and disposition of common shares or ADSs, and does not address state, local, foreign or other tax laws. Holders of common shares or ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

Documents on Display

Copies of this annual report on Form 20-F and our Articles of Association as well as the articles of association of the Administratiekantoor and the trust conditions (Administratievoorwaarden) will be available for inspection upon request at our Corporate Office at Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands (tel. +31-75-659-5625).

Copies of this annual report on Form 20-F and the exhibits thereto may also be obtained from the principal office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may also obtain information from the operation of the SEC’s Public Reference Room by calling 1-800-SEC-0330.

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

The information on pages 86 through 87 of the 2003 Annual Report under the caption “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk” is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

During the March 3, 2004 Extraordinary General Meeting of Shareholders, our shareholders adopted certain amendments to our Articles of Association. For information about amendments affecting the rights of our shareholders, please see the information on page 8 of the 2003 Annual Report under the caption “Corporate Governance—Part I: Highlights of the New Structure—1. Enlargement of Shareholder Rights,” which information is incorporated herein by reference.

ITEM 15.	CONTROLS AND PROCEDURES

The information on pages 15 through 17 of the 2003 Annual Report under the caption “Corporate Governance—Part III: Corporate Governance: Controls and Procedures” is incorporated herein by reference.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The information on page 11 of the 2003 Annual Report under the caption “Corporate Governance—Part II: Corporate Governance Report—3. Supervisory Board Committees—Audit Committee” is incorporated herein by reference.

ITEM 16B.	CODE OF ETHICS

The information on page 13 of the 2003 Annual Report under the caption “Corporate Governance—Part II: Corporate Governance Report—7. Code of Professional Conduct and Ethics” is incorporated herein by reference. A copy of the Ahold Code of Professional Conduct and Ethics is attached as Exhibit 11.1 hereto.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total remuneration incurred by us and our subsidiaries for services provided by our independent accountants, Deloitte Accountants and its member firms and/or affiliates (“Deloitte”), with respect to our previous two years:

	2003	2002
	(in EUR thousands)
Audit Fees	19,671	31,312
Audit-Related Fees	810	1,549
Tax Fees	687	582
All Other Fees	96	222

Total	21,264	33,665

Audit Fees

Audit fees principally constitute fees billed for professional services rendered by Deloitte for the audit of our consolidated financial statements for each of the years 2002 and 2003, and the review of the financial statements included in interim consolidated financial statements for the third quarter of 2003. The audit fees for 2002 also included fees paid related to the restated 2000 and 2001 comparative consolidated financial information.

Audit-Related Fees

Audit-related fees constitute fees billed for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of our consolidated financial statements, other than the services reported above under “Audit Fees,” in each of the years 2002 and 2003. Audit-related fees principally consisted of fees for consultation concerning financial accounting and reporting standards related matters.

Tax Fees

Tax fees constitute fees billed for professional services rendered by Deloitte for tax compliance, tax advice and tax planning in each of 2002 and 2003.

All Other Fees

All other fees constitute the aggregate fees billed for products and services, other than the services reported above under “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” provided by Deloitte in each of 2002 and 2003.

Audit Committee Pre-Approval

Our Audit Committee pre-approved all audit and permitted non-audit services provided to us and to our subsidiaries during the periods listed prior to the engagement of our independent public accountants with respect to such services. Permitted non-audit services are assurance services or other work traditionally provided to us by the independent public accountants in their capacity as external auditor.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

The information required by this item is incorporated herein by reference to Exhibit 14.2 attached hereto. Exhibit 14.2 includes

•	Consolidated Statements of Operations for our fiscal years ended December 28, 2003, December 29, 2002 and December 30, 2001;

•	Consolidated Balance Sheets for our fiscal years ended December 28, 2003 and December 29, 2002;

•	Consolidated Statements of Cash Flows for our fiscal years ended December 28, 2003, December 29, 2002 and December 30, 2001;

•	Notes to the Consolidated Financial Statements; and

•	Report of the independent auditors, dated May 5, 2004.

These consolidated financial statements and related notes are the same as the consolidated financial statements and related notes that are included in the 2003 Annual Report (translated into English), except that (1) we have corrected certain typographical errors discovered after the English version of the 2003 Annual Report was printed and (2) the consolidated financial statements and related notes in Exhibit 14.2 include the addition of Note 33—“Subsequent Events,” that includes the disclosure included on pages 200 through 203 of the 2003 Annual Report under the caption “Additional Information—Subsequent Events,” as well as disclosure regarding an event that occurred after April 24, 2004, the date of the 2003 Annual Report. Exhibit 14.2 also includes the independent auditors’ report dated May 5, 2004, which report was prepared under the generally accepted auditing standards in the United States, which replaces the independent auditors’ report dated April 24, 2004, which report was prepared under the generally accepted auditing standards in The Netherlands and which report was included in the 2003 Annual Report.

Separate financial statements and notes thereto for our current joint ventures, JMR, Paiz Ahold and ICA, and our former joint venture, DAIH, are required to be included in this annual report in accordance with Rule 3-09 of Regulation S-X but have not yet been so included. We intend to include these separate financial statements and notes thereto in amendments to this annual report upon completion of such financial statements in appropriate form for the filing with the SEC. Such amendments would be available through the SEC’s website at www.sec.gov shortly after they are filed with the SEC. Summarized financial information for these joint ventures is set forth on pages F-48 through F-49 of the Financial Statements in Note 15—“Investments in Joint Ventures and Equity Investees” which are incorporated herein by reference.

ITEM 19.	EXHIBITS

List of Exhibits

EXHIBIT	DESCRIPTION

1.1	English translation of Articles of Association of the Company, as amended on March 3, 2004.

4.1	Amended and Restated Employment Agreement between the Company and Anders Moberg dated October 14, 2003, incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 29, 2002.

4.2	Employment Agreement between the Company and Hannu Ryöppönen dated June 18, 2003, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 29, 2002.

4.3	Employment Agreement between the Company and Peter Wakkie dated October 9, 2003.

4.4	Employment Agreement between the Company and William Grize dated August 31, 2001.

4.5	Employment Agreement between the Company and Theo de Raad dated December 18, 2000.

4.6	Employment Agreement between the Company and Jan Andreae dated September 19, 1997.

4.7	Credit Facility, dated December 17, 2003 and as amended on December 23, 2003, between the Company and ABN AMRO Bank N.V., Bank of America, N.A., Goldman Sachs Credit Partners, L.P., ING Bank N.V., J.P. Morgan Chase Bank and certain banks and financial institutions, as lenders.

8.1	For significant subsidiaries as of the end of the fiscal year covered by this annual report on Form 20-F, please see the information on pages F-104 through F-106 of the Financial Statements in Note 32—“List of Subsidiaries and Affiliates of Ahold,” which information is incorporated herein by reference.

9.1	Consent of Deloitte Accountants, independent auditors to the Company.

11.1	Ahold Code of Professional Conduct and Ethics adopted on March 24, 2004.

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

13.2	Certification of the principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

14.1	Pages from the Dutch statutory version of the 2003 Annual Report to Shareholders of the Company (translated into English), which are furnished to the SEC for information only and are not filed except for such specific portions that are expressly incorporated by reference in this annual report on Form 20-F. (2)

14.2	Consolidated financial statements of the Company, related notes and the independent auditors’ report related thereto. (3)

(1)	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

(2)	These pages may differ from the English version of the 2003 Annual Report being mailed to our shareholders due to the correction of certain typographical errors discovered after the English version was printed. None of the revisions affects the disclosure in these pages in a material respect.

(3)	For an explanation regarding these consolidated financial statements, please see Item 18 “Financial Statements.”

Pursuant to Instruction 2(b)(i) as to Exhibits in Form 20-F, various instruments defining the rights of long-term debt of Ahold are not being filed herewith because the total of securities authorized under each such instrument does not exceed 10% of the total assets of Ahold. Ahold hereby agrees to furnish a copy of any such instrument to the SEC upon request.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Ahold hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

Koninklijke Ahold N.V.

By:	/s/ Anders C. Moberg

Name: Anders C. Moberg
Title: President, Chief Executive Officer and Member of the Corporate Executive Board

Date: May 6, 2004

Index of Exhibits

EXHIBIT	DESCRIPTION

1.1	English translation of Articles of Association of the Company, as amended on March 3, 2004.

4.1	Amended and Restated Employment Agreement between the Company and Anders Moberg dated October 14, 2003, incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 29, 2002.

4.2	Employment Agreement between the Company and Hannu Ryöppönen dated June 18, 2003, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 29, 2002.

4.3	Employment Agreement between the Company and Peter Wakkie dated October 9, 2003.

4.4	Employment Agreement between the Company and William Grize dated August 31, 2001.

4.5	Employment Agreement between the Company and Theo de Raad dated December 18, 2000.

4.6	Employment Agreement between the Company and Jan Andreae dated September 19, 1997.

4.7	Credit Facility, dated December 17, 2003 and as amended on December 23, 2003, between the Company and ABN AMRO Bank N.V., Bank of America, N.A., Goldman Sachs Credit Partners, L.P., ING Bank N.V., J.P. Morgan Chase Bank and certain banks and financial institutions, as lenders.

8.1	For significant subsidiaries as of the end of the fiscal year covered by this annual report on Form 20-F, please see the information on pages F-104 through F-106 of the Financial Statements in Note 32—List of Subsidiaries and Affiliates of Ahold,” which information is incorporated herein by reference.

9.1	Consent of Deloitte Accountants, independent auditors to the Company.

11.1	Ahold Code of Professional Conduct and Ethics adopted on March 24, 2004.

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

13.2	Certification of the principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (1)

14.1	Pages from the Dutch statutory version of the 2003 Annual Report to Shareholders of the Company (translated into English), which are furnished to the SEC for information only and are not filed except for such specific portions that are expressly incorporated by reference in this annual report on Form 20-F. (2)

14.2	Consolidated financial statements of the Company, related notes and the independent auditors’ report related thereto. (3)

(1)	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

(2)	These pages may differ from the English version of the 2003 Annual Report being mailed to our shareholders due to the correction of certain typographical errors discovered after the English version was printed. None of the revisions affects the disclosure in these pages in a material respect.

(3)	For an explanation regarding these consolidated financial statements, please see Item 18 “Financial Statements.”

Pursuant to Instruction 2(b)(i) as to Exhibits in Form 20-F, various instruments defining the rights of long-term debt of Ahold are not being filed herewith because the total of securities authorized under each such instrument does not exceed 10% of the total assets of Ahold. Ahold hereby agrees to furnish a copy of any such instrument to the SEC upon request.