Form 20-F
period 2005-01-02
ROYAL AHOLD
filed 2005-04-14
CIK 869425

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration Statement pursuant to Section 12(b) or

(g) of the Securities Exchange Act of 1934

or

☒ Annual Report pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

for the fiscal year ended January 2, 2005

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

Common shares at a par value of EUR 0.25 per share 1,554,262,947

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

Item 17 ☐     Item 18 ☒

The information required by Form 20-F is contained in the following 2004 Annual Report to Shareholders of Koninklijke Ahold N.V. prepared in accordance with Dutch regulations, except as otherwise provided herein. Cross references between the Form 20-F requirements and the corresponding pages of the 2004 Annual Report to Shareholders are set out in the “Cross-reference to Form 20-F and Additional Required Information” section of the 2004 Annual Report to Shareholders.

We are currently determining whether it is required in accordance with Rule 3-09 of Regulation S-X to include as part of this Annual Report on Form 20-F separate financial statements for certain of our joint ventures that are accounted for on an equity basis and not consolidated in our consolidated financial statements. Currently, we expect that we will be required to file such financial statements for ICA AB. Financial statements for other joint ventures may also be required to be filed. We intend to file any required separate financial statements once they are completed in a form that is appropriate for such filing as an amendment to this Annual Report on Form 20-F.

Ahold Annual Report
2004

www.ahold.com

Brands of Our Group

With over 200,000 associates and 2004 consolidated net sales of approximately EUR 52 billion, we are one of the world’s leading food providers.

Ahold Annual Report 2004

Ahold, delivering value, driven by values

Ahold encompasses an international group of local food retail and foodservice operators that do business under their own brand names. Each week our Company meets the needs of millions of customers, primarily in the United States and Europe. With over 200,000 associates and 2004 consolidated net sales of approximately EUR 52 billion, we are one of the leading food providers in the United States and the most prominent food retailer in the Netherlands.

We act for our customers

Our customers have been our lifeblood for the last 118 years. We endeavor to earn our customers’ loyalty by delivering value and creating the best overall place to shop. We strive to make every day a little easier for our customers, bringing them interesting and innovative shopping experiences. We are actively engaged in helping the communities we serve.

We value our diversity

We value the richness of our diversity and respect one another for who we are, how we think and what we contribute. We are committed to developing our associates. We place a high priority on open, honest communication with all of our stakeholders.

We have a passion for our business

We love being in the food business. We love satisfying our customers’ daily needs. We cooperate to leverage our capabilities, our scale, our strength and our knowledge. We use our know-how to differentiate ourselves and create what we believe is an outstanding customer experience. We are never satisfied in our search for excellence and customer convenience: easy in, easy shop, easy out.

Ahold Annual Report 2004

General Information

Introduction

Koninklijke Ahold N.V. is a public limited liability company registered in the Netherlands with listings of shares or depositary shares on the Amsterdam, New York, London, Zurich and several German stock exchanges.

This is Ahold’s annual report for the fiscal year ended January 2, 2005 in accordance with Dutch regulations. It also forms a substantial part of our Form 20-F which will be filed with the U.S. Securities and Exchange Commission. Cross references to the Form 20-F are set out in the “Cross-reference to Form 20-F and Additional Required Information” section. This annual report is available in Dutch and English. Should differences in interpretation arise, the English version prevails.

In this annual report, “we,” “us,” “our,” the “Company,” and “Ahold” refer to Koninklijke Ahold N.V. together with its consolidated subsidiaries, unless the context indicates otherwise. We prepared our consolidated financial statements included in this annual report in accordance with accounting principles generally accepted in the Netherlands (“Dutch GAAP”) and we reconcile to accounting principles generally accepted in the U.S. (“US GAAP”).

Separate financial statements and notes thereto for our current joint ventures have not been included in this annual report. These separate financial statements may be required to be filed with the SEC in accordance with Rule 3-09 of Regulation S-X. If such financial statements are required to be filed we intend to file these separate financial statements as an amendment to our annual report on Form 20-F once these financial statements have been completed in a form that is appropriate for such filing.

This annual report includes forward-looking statements that involve risk and uncertainties that are discussed more fully in the “Forward-looking Statements Notice” section included in this annual report.

Fiscal year reporting

Our fiscal year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31 of each calendar year, with each subsequent fiscal year beginning on the following Monday. Our fiscal year-end dates for the past five fiscal years were:

•	January 2, 2005,

•	December 28, 2003,

•	December 29, 2002,

•	December 30, 2001 and

•	December 31, 2000.

Each of these years included 52 weeks, except for 2004, which had 53 weeks. For Ahold and those subsidiaries with a 53-week fiscal year in 2004, the results of operations for 2004 were affected by the inclusion of the additional one-week period in 2004 compared to the prior four fiscal years.

The fiscal year for our subsidiary U.S. Foodservice is also a 52- or 53-week year with its fiscal year ending on the Saturday closest to December 31 of each calendar year. The fiscal year of our operations in Central Europe, Spain and South America ends on December 31 of each calendar year.

Currencies

We are domiciled in the Netherlands, which is one of the member states of the European Union (the “European Union” or the “EU”) that has adopted the Euro (“EUR”) as its currency. Accordingly, we have adopted the Euro as our reporting currency. As a significant portion of our business is based in the U.S., exchange rate fluctuations between the Euro and the U.S. dollar (“dollar,” “U.S. dollar” or “USD”) are among the factors that have influenced year-to-year comparability of our consolidated results of operations and financial position.

Use of non-GAAP financial measures

In certain instances, we present our results of operations in local currencies, which Ahold’s management believes provides a better insight into the operating performance of our foreign subsidiaries.

We use certain other non-GAAP financial measures in this annual report. These financial measures are not prepared in accordance with Dutch GAAP or US GAAP. These non-GAAP financial measures should not be viewed as alternatives to the equivalent Dutch GAAP or US GAAP measure and should be considered in addition to, but not as substitutes for, the most directly comparable Dutch GAAP or US GAAP measure.

Financial Highlights

Exchange rates

The following table sets forth, for the years indicated, certain information concerning the exchange rate of the U.S. dollar relative to the Euro, expressed in U.S. dollar per Euro based on the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”):

Year	Period End	Average	High	Low
2000	0.9424	0.9207	1.0335	0.8270
2001	0.8836	0.8950	0.9535	0.8370
2002	1.0438	0.9441	1.0438	0.8594
2003	1.2429	1.1299	1.2597	1.0361
2004	1.3538	1.2487	1.3625	1.1801

The rates used in the preparation of our consolidated financial statements may vary in certain minor respects from the noon buying rate.

The following table sets forth the high and low noon buying rates of the U.S. dollar against the Euro for each of the last six months. The noon buying rate of the U.S. dollar against the Euro as of April 5, 2005, was USD 1.2842 = EUR 1.

	High	Low
October 2004	1.2783	1.2271
November 2004	1.3288	1.2703
December 2004	1.3625	1.3224
January 2005	1.3476	1.2954
February 2005	1.3230	1.2773
March 2005	1.3465	1.2877
April 2005 (through April 5)	1.2896	1.2838

Fluctuations in the exchange rates between the U.S. dollar and the Euro have affected the U.S. dollar equivalent of the Euro prices of our common shares on the Official Segment of Euronext Amsterdam N.V.’s stock market (“Euronext Amsterdam” or “Euronext”) and, as a result, are likely to have affected the market price of our American Depositary Shares (“ADSs”) listed on the New York Stock Exchange (the “NYSE”). Such fluctuations will also affect the U.S. dollar amounts received by holders of our ADSs on conversion by The Bank of New York, as depositary (the “Depositary”), of cash dividends, if any, paid in Euros on the common shares represented by the ADSs.

Ahold Annual Report 2004

Selected financial data

The selected financial data below should be read in conjunction with our consolidated financial statements included in this annual report. The selected financial data as of January 2, 2005 and December 28, 2003 and for the three-year period ended January 2, 2005 have been derived from these consolidated financial statements. The selected financial data as of December 29, 2002, December 30, 2001 and December 31, 2000 and for the two-year period ended December 30, 2001 have been derived from our consolidated financial statements not included in this annual report.

Dutch GAAP differs in certain material respects from US GAAP. We have included an explanation of the principal differences between Dutch GAAP and US GAAP relevant to us in Note 31 to our consolidated financial statements which is incorporated herein by reference.

For information about material acquisitions, divestments, consolidations and deconsolidations affecting the periods presented, see the “Management’s Discussion and Analysis” section as well as Note 2, Note 3 and Note 4 to our consolidated financial statements. For information on the changes in share capital, see Note 20 to our consolidated financial statements.

As described in Note 31 to the consolidated financial statements, certain components of our business qualified as discontinued operations under US GAAP in 2004. Accordingly, the presentation of these components as discontinued operations is reflected below in the statements of operations data in accordance with US GAAP for all years presented. Under Dutch GAAP, the results of discontinued operations until divestment are included within continuing operations and accordingly are not reflected separately below for the statements of operations data in accordance with Dutch GAAP.

As described in Note 2 to the consolidated financial statements, we recorded a change in accounting principles under Dutch GAAP relating to the consolidation of the Alliant Master Trust in 2004 which resulted in additional amounts being recognized in accounts receivable and short-term debt as of year-end 2004 and 2003. Accordingly, this change in accounting principle is reflected below in the selected financial data in accordance with Dutch GAAP as of year-end 2002 and 2001 to reflect the consolidation of Alliant Master Trust since its acquisition in November 2001. Under US GAAP, the Alliant Master Trust remains unconsolidated, and accordingly this change in accounting principle is not reflected below in the selected financial data in accordance with US GAAP.

As described in Note 31 to the consolidated financial statements, we consolidated certain new entities under US GAAP which were not previously consolidated as a result of the adoption of FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities.” Under US GAAP, the cumulative effect of this change in accounting principle was recorded in 2004. Accordingly, this change in accounting principle is reflected below in the selected financial data in accordance with US GAAP for 2004 but not for earlier years. Under Dutch GAAP, these entities remain unconsolidated, and accordingly this change in accounting principle is not reflected below in the selected financial data in accordance with Dutch GAAP.

As described in Note 2 to the consolidated financial statements, in 2003 we recorded a change in accounting principle under Dutch GAAP relating to vendor allowances which was not adjusted in the earlier years. Under US GAAP, the cumulative effect of this change in accounting principle was recorded in 2003. Accordingly, this change in accounting principle is reflected below in the selected financial data both in accordance with US GAAP and Dutch GAAP for 2004 and 2003 but not for earlier years.

As described in Note 31 to the consolidated financial statements, in 2002 we recorded several changes in accounting principles under Dutch GAAP which are reflected in the below selected financial data in accordance with Dutch GAAP for all periods presented. However, under US GAAP the cumulative effect of two of these changes in accounting principles, relating to goodwill and other intangible assets and goodwill in joint ventures and equity method investees, were recorded in 2002. Accordingly, these changes in accounting principles are reflected below in the selected financial data in accordance with US GAAP for 2002 and later years but not for earlier years.

Ahold Annual Report 2004

Financial Highlights

Dutch GAAP consolidated statements of operations data

(in EUR millions, except margin and per share data)	2004	2003	2002	2001	2000
Net sales	52,000	56,068	62,683	54,213	40,833
Operating income	208	718	239	1,911	1,635
Operating margin	0.4%	1.3%	0.4%	3.5%	4.0%
Net income (loss)	(436)	(1)	(1,208)	750	920
Net income (loss) available to common shareholders	(480)	(39)	(1,246)	712	903
Net income (loss) available to common shareholders per common share:
Basic	(0.31)	(0.04)	(1.24)	0.77	1.13
Diluted	(0.31)	(0.04)	(1.24)	0.76	1.10

US GAAP consolidated statements of operations data

As restated for the years 2003, 2002, 2001 and 2000

(in EUR millions, except per share data)	2004	2003	2002	2001	2000
Net sales	44,163	45,422	50,801	44,232	33,653
Operating income	757	982	1,227	1,303	1,028
Income (loss) from continuing operations	304	170	74	(264)	451
Income (loss) from discontinued operations	(186)	(759)	(1,827)	88	1
Income (loss) before cumulative effect of changes in accounting principles	118	(589)	(1,753)	(176)	452
Net income (loss)	110	(689)	(4,345)	(196)	452
Income (loss) from continuing operations per common share:
Basic	0.17	0.13	0.04	(0.33)	0.55
Diluted	0.17	0.13	0.04	(0.33)	0.54
Income (loss) from discontinued operations per common share:
Basic	(0.12)	(0.74)	(1.83)	0.09	0.00
Diluted	(0.12)	(0.74)	(1.83)	0.09	0.00
Cumulative effect of changes in accounting principles per common share:
Basic	(0.01)	(0.10)	(2.59)	(0.02)	—
Diluted	(0.01)	(0.10)	(2.59)	(0.02)	—
Net income (loss) per common share:
Basic	0.04	(0.71)	(4.38)	(0.26)	0.55
Diluted	0.04	(0.71)	(4.38)	(0.26)	0.54

Ahold Annual Report 2004

Consolidated balance sheets data

(in EUR millions, except share data)	January 2, 2005	December 28, 2003	December 29, 2002	December 30, 2001	December 31, 2000
Amounts in accordance with Dutch GAAP
Total assets	20,705	23,662	25,076	28,992	21,534
Shareholders’ equity	4,600	4,851	2,609	5,496	2,352
Issued and paid-in share capital	481	480	298	295	269
Weighted average number of common shares (in thousands):
Basic	1,553,007	1,024,465	1,001,347	926,736	796,934
Diluted	1,553,007	1,024,465	1,001,347	956,958	857,035

Amounts in accordance with US GAAP [1]
Total assets	26,966	30,126	32,420	40,010	31,749
Shareholders’ equity	9,455	9,518	8,496	15,566	11,854
Weighted average number of common shares (in thousands):
Basic	1,553,007	1,024,465	1,001,347	926,736	796,934
Diluted	1,553,603	1,024,632	1,002,301	931,289	802,063

[1]	as restated for the years 2003, 2002, 2001 and 2000.

Other financial information

(in EUR millions, except share and associate data)		2004	2003	2002	2001	2000
Dutch GAAP consolidated statements of cash flows data
Net cash from operating activities		1,571	1,931	2,455	1,961	2,063
Net cash from investing activities		(253)	(448)	(2,593)	(4,565)	(9,197)
Net cash from financing activities		(1,183)	1,043	(473)	3,063	7,353

Share data (in thousands)
Common shares outstanding		1,554,263	1,522,603	931,107	920,979	816,849
Cumulative preferred financing shares outstanding		369,217	369,217	259,317	259,317	259,317

Data per common share
Dividends		—	—	0.22	0.73	0.63
Share price at Euronext	high	7.40	13.60	32.25	37.39	36.84
Share price at Euronext	low	5.04	2.47	10.32	29.13	21.25
Share price at Euronext	at year-end	5.70	5.83	11.65	32.68	34.36
Number of associates
Number of associates at year-end in FTE		206,441	257,140	278,486	247,963	223,194
Average number of associates in FTE		231,003	262,409	268,846	226,081	186,920

Message from the Corporate Executive Board

Dear Shareholder,

What a difference a year makes!

As we were closing our fiscal year in 2003, we had just unveiled our “Road to Recovery” strategy, we had just completed our rights issue and our renegotiations with the banks, we had begun our divestment program but had only sold smaller units, we were working on new proposals for corporate governance, we were facing a wave of legal challenges and we were the subject of a great deal of not always friendly media coverage and market reaction. We have sustained unremitting pressure since February 2003.

When reviewing our strategy in 2003, we said we wished to operate businesses where we had obtained or could obtain positions of market leadership. That remains our goal. Underpinning that objective, our Road to Recovery strategy was designed to ensure that we would get there.

This message is neither the place for an all-encompassing review of our progress over the past year, nor the place for a comprehensive examination of future prospects. For that, reference is made to various sections in this detailed report in which the need for compliance and disclosure has been carefully balanced against an effort to communicate in plain English. Permit me to run you through our Company’s key areas of achievements in 2004.

We have made solid progress along our Road to Recovery. We are continuing the process of building a strong and healthy financial foundation. We are generating the resources to enable us to invest in the growth of our stores, distribution centers, systems and people to achieve our strategy for our customers, associates and shareholders.

We are moving closer to our customers, in order to better differentiate our offering and develop unique and innovative solutions to meet our customers’ needs. We believe this is critical to our long-term success in an increasingly competitive sector.

We are working hard to reestablish U.S. Foodservice as a viable, reliable and ethical company that delivers value to Ahold. We still have some way to go in restoring the value of U.S. Foodservice but we are moving steadily in the right direction.

In addition, we have put in place a stronger and more transparent corporate governance and organizational structure. We want to improve your understanding of our accountability, our standards and our enhanced controls, all of which foster a clear and compelling culture based on shared values.

In short, we are restoring our financial health, reengineering retail, recovering U.S. Foodservice and reinforcing accountability, controls and corporate governance. Let’s start with the last.

Corporate governance

Improvements begin at home, with ourselves, with our people. We want to ensure we operate with utmost integrity backed by rigorous controls and to protect our company and associates through continuous and strict adherence to our business principles. Some 15,000 associates and almost all of our middle and senior management in the

Ahold Annual Report 2004

Composition of the Corporate Executive Board

Anders C. Moberg, President and Chief Executive Officer

Hannu R. Ryöppönen, Executive Vice President and Chief Financial Officer

Peter N. Wakkie, Executive Vice President and Chief Corporate Governance Counsel

Peter Wakkie, a Dutch national, was born on June 22, 1948. Mr. Wakkie joined Ahold as acting Executive Vice President and Chief Corporate Governance Counsel on October 15, 2003. That position was formalized when our shareholders appointed him a member of the Corporate Executive Board on November 26, 2003. Prior to joining Ahold, he was a partner at De Brauw Blackstone Westbroek, which he joined in 1972, specializing in mergers and acquisitions and corporate litigation. He became a partner of the firm in 1979 and was managing partner from 1997 to 2001. Mr. Wakkie is a member of the Supervisory Board of Schuitema N.V. and is proposed as a member of the Supervisory Board of Wolters Kluwer N.V.

Anders Moberg, a Swedish national, was born on March 21, 1950. He assumed the position of acting Chief Executive Officer on May 5, 2003. On September 4, 2003, our shareholders appointed him to the Corporate Executive Board in the position of President and Chief Executive Officer. Mr. Moberg is the former Chief Executive Officer and President of IKEA Group, and he was formerly Division President-International, at Home Depot in the U.S. Currently, Mr. Moberg is Chairman of the Supervisory Board of Clas Ohlsen AB and a member of the supervisory boards of Velux A/S and DFDS A/S. During 2004, Mr. Moberg was also a member of the Supervisory Board of Lego A/S, from which he resigned effective April 15, 2005.

Hannu Ryöppönen, a Finnish national, was born on March 25, 1952. Our shareholders appointed him to the Corporate Executive Board on September 4, 2003, in the position of Executive Vice President and Chief Financial Officer. Mr. Ryöppönen was formerly Finance Director of Industri Kapital Group. He is former Deputy Chief Executive Officer of Ikano Asset Management Group in Luxembourg and former Executive Vice President Finance at IKEA Group.

Ahold Annual Report 2004

Message from the Corporate Executive Board

U.S. and Europe have participated in a financial integrity course. Our U.S. Foodservice associates, all 29,000 of them, have participated in an ethics course. A whistleblower procedure has been established whereby associates in both the U.S. and Europe can phone a 24-hour hotline managed by independent operators and report – anonymously if they so choose – any irregularity.

Reinforcing the work of the year before, we have continued to devote extensive, Company-wide resources to strengthen the structure of our control environment. Our efforts are certainly yielding steady progress but we know that more remains to be done to attain our ultimate goal of a robust, effective and efficient control framework throughout the Ahold group. We formed two new departments to further develop reliable and transparent financial reporting. Accounting & Reporting is responsible for accounting policies and treatment, while Retail Business Control supports and monitors our operations by evaluating and analyzing actual performance and future plans. In addition, new regulatory demands have spurred our efforts. We worked hard in 2004 to be able to comply with the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), International Financial Reporting Standards (“IFRS”) and the Dutch Corporate Governance Code. Compliance to the foregoing will continue to demand our ongoing focus as part of a more rigorous and standardized system of checks and balances. We refer you to the Corporate Governance section of this report for a comprehensive review of the measures we have taken to strengthen internal controls.

But there is another side to our corporate governance story: our position with regard to you, the shareholder. We must continue to seek to improve our corporate practice and shareholders should have ultimate powers of decision. Less than three months after an official Dutch advisory committee had announced proposals designed to improve corporate governance, Ahold advised shareholders how it intended to implement them, had called an Extraordinary Shareholders’ Meeting to review them, and secured shareholder adoption for the proposals put to a vote. Adoption of these proposals has given our shareholders the power to appoint and dismiss members of both the Corporate Executive Board and the Supervisory Board as well as to propose amendments to the structure of the Company. We also brought the voting rights of preferred shareholders in line with their economic participation in our Company.

As mentioned, we started the year with a number of legal challenges. I am pleased to report we have made substantial progress on that front.

Upon making a payment, we settled with the Public Prosecutor in the Netherlands. We settled all the Securities and Exchange Commission’s charges without admitting or denying the allegations, by consenting to the entry of a judgment in the U.S. Importantly, that judgment did not require us to pay any monetary penalty. A factor that weighed heavily in the SEC’s unprecedented decision not to impose any monetary penalty was our extensive cooperation with its investigation. Conversely, the Euronext authorities seriously reprimanded us for what they saw as tardiness in announcing matters that were part of what we disclosed on February 24, 2003. The lack of an appeals mechanism meant we could not take our dissent any further. The legal proceedings launched in the U.S. against us seeking civil damages are still ongoing and, needless to say, we are defending ourselves vigorously. We resolved pending litigation with AIG Europe, one of the companies that provides us with liability insurance for our directors and officers. And, just days into the new year, a Dutch commercial court known as the Enterprise Chamber ordered a limited inquiry into some of the events which led to our announcement in February 2003. In our 2004 annual report, we will detail the status of some of the litigation we were able to resolve in 2004 as well as those issues we still face.

Divestment plan nearly completed

We have pursued our divestment program with equal vigor. In the course of 2004, we sold our Spanish operations. We also sold Bompreço and Hipercard and entered into an agreement on the sale of G. Barbosa, completing our withdrawal from Brazil. With the sale of our operations in Thailand in March 2004, we completed our withdrawal from Asia. We focused our Polish activities on the supermarket and compact-hyper formats by selling 12 large hypermarkets in Poland in February 2005 and the last remaining one in April 2005. We completed the divestment of our BI-LO and Bruno’s supermarket operations in the southeastern U.S. in January 2005. On March 23, 2005, we announced we had received from escrow the final purchase amount for the approximately 85% of the shares of our Argentine supermarket chain Disco, after reaching agreement with the buyer on a final transaction price adjustment.

Aggregate gross proceeds from our completed divestments amounted to EUR 1.5 billion by the end of 2004, which rose to EUR 2.6 billion by the end of March 2005. We are therefore already ahead of schedule in terms of achieving our target of a minimum of EUR 2.5 billion by the end of 2005. Still remaining are the planned and already announced divestments of our Tops convenience stores

Ahold Annual Report 2004

along the Canadian border and Deli XL, our foodservice business in the Benelux region.

Parallel to these divestments, our arrangements with ICA are now on a healthier footing. Under the prior arrangements, our Scandinavian partners could have obliged us to buy them out. After our negotiations in the summer of 2004, the third partner, whose interest was financial, sold its ICA stake. Ahold now has a 60%, non-controlling interest in a joint venture that has operations in Sweden, Norway and the Baltic States. The new partnership is also free of any unilateral put arrangements.

We are using cash carefully and efficiently, asking ourselves each time if we really need to invest and, if so, ensuring that every cent is best spent on strengthening the core of our operations. Execution is the critical challenge facing us in the future. Corporate governance, divestments and thwarting legal challenges in the most effective fashion are vital to the foundations for our future. While they are critical, our prime objective is once again to turn Ahold into a world-class company with market-leading positions in our chosen core markets.

We are taking up that challenge in a focused, systematic fashion. Retail is detail, as is foodservice. Albert Heijn, whose forefathers back in 1887 opened the first store from which our company evolved, once said that the hardest challenge he ever faced in retailing was presenting a pack of sugar so that it always stayed in shape. Success in the retail trade and foodservice comes with unrelenting attention to detail: ensuring that all is sound, from procurement, to location, to cleanliness, to effective, just-in-time delivery, to minimizing inventory, to attractive shelf display, to friendly, fast, customer-focused associates in the store or on the phone, and to effective relations with suppliers, whether they are private label or national brand. It is no surprise that many of the giants in our industry began, quite literally, on the shop floor, with a keen eye for detail.

Our attention to detail has been marked by a comprehensive review of how best to organize our businesses. Our foodservice and retail businesses are represented by a set of leading local banners operating primarily in the U.S. and Europe. Those are strengths, for they are known and trusted under those names. But while we exploit those strengths, we must also find ways to fully leverage all possible synergies across all businesses and regions.

Harmonizing to capture synergies

To facilitate harmonization, we re-organized our retail businesses to unite operating companies in comparable markets into units called “arenas.” This structure allows us to gain deep synergies within the units. In 2004 we formed a Retail Management Team made up of the Corporate Executive Board, Chief Executive Officers of our arenas and key senior corporate management. This group focuses on the strategic direction for our retail operations and the synergies Company-wide. Working as one company, this team leverages our diversity and centers of excellence, providing global efficiencies to ensure that we give our customers the best offer locally.

To drive alignment in our back-office processes and harmonization wherever applicable, particularly in information technology systems, we created a Business Support Office. Initially charged with ensuring that we realized the savings from synergies that we promised in our Road to Recovery strategy, the Business Support Office is continuing to facilitate further harmonization so that systems and processes can be delivered faster, better and more cheaply than can be done by individual operating companies. Alignment in the back-office makes it cheaper to innovate our customer offerings, enables more focus on differentiation and increases our speed to market. Harmonization is about improving the way we work, identifying and implementing best practices, driving excellence in our store operations through projects like shrink reduction and product mix definition throughout our arenas.

The most dramatic example of arena formation has been our integration of Stop & Shop and Giant-Landover. The process has not been smooth sailing. The creation of this arena, with 2004 net sales of EUR 13.8 billion, was costly and at times some disruptions resulted, but we expect to realize considerable savings every year from this important initiative beginning 2005.

Not all arenas have required such drastic remodeling. The Giant-Carlisle/Tops Arena, with total 2004 net sales of EUR 5.2 billion, has been sharing services and back-end processes since 1998, and is comparable to the Stop & Shop/Giant-Landover Arena in terms of integrating two different banners of similar size but with differing strategic models. The Central Europe Arena, with 2004 net sales of EUR 1.7 billion, was established in 2003 with a regional office in Prague. In the Netherlands, some of our major operating companies – Albert Heijn, Etos and Gall & Gall –

Ahold Annual Report 2004

Message from the Corporate Executive Board

already had experience of coordination. Therefore, the creation of the new Albert Heijn Arena, with 2004 net sales of EUR 6.4 billion, is only a logical development. In addition, we continue to enjoy mutually beneficial relationships with our unconsolidated joint venture partners.

Capital efficiency, cost reduction and best practice

Capital efficiency and cost reduction are currently key focus areas. In the current competitive environment, they have to be. Our goal is to achieve sustainable improvements based upon best practices in the Ahold group. Stop & Shop completed its new distribution facility in Freetown, Massachusetts. The new facility is expected to provide improved supply chain efficiencies. Tops opened a store under the Martin’s banner in Western New York State as a proactive response to market developments. Albert Heijn achieved considerable cost reductions, generated significant efficiencies from inventory management, opened more of its XL superstores and pioneered “To Go” convenience stores in high-traffic locations centered around take-away cold snack items for the busy traveler and worker. Etos has extended its program of railroad station locations for the time-pressed traveler while continuing its market testing of the now liberalizing Dutch prescription drugs market. And, as outlined in last year’s report, U.S. Foodservice has created a program to rationalize various information technology systems among its divisions and has invested to simplify and better control its business processes, resulting in reduced capital needs.

Market and media communication

In early December 2004, we held a three day meeting with representatives of the financial community and international media. We wanted to update this audience about the progress we have made on various key issues. In the course of those conversations, the most important concerns expressed touched on how increased competition and reduced prices would affect our retailing businesses and the progress made by our foodservice business in the U.S. Some 140 institutional investors and 20 prominent national and international dailies and wire agencies attended the meeting, an indication of the genuine interest our Company creates. We also webcast the meeting on our website at www.ahold.com.

Customer in focus

All trade areas are affected by price competition. When we reduce prices, we do so with clear goals in mind. These goals vary from banner to banner, but they are always designed to improve our offering and thus our competitive position. We are focused on doing the right thing for our customers.

It is essential that we provide value to our customers in substantial, specific and measurable ways. We take great pains to determine what is important to our customers and to provide it in a way that is our own. We constantly evaluate our offering to ensure that our customers understand our points of difference and see them as advantages. We are open-minded and receptive to customer requirements. We utilize business impact analysis to support decision making that better serves our customers. We use customer satisfaction measurements to help us stay on track in this area.

U.S. Foodservice

We now have a new management team at U.S. Foodservice and it has acted quickly and effectively to change business processes as well as implement strong corporate governance. Ethics training, whistleblower procedures and swift zero tolerance response from new management have created a strong ethical culture. The fragmented foodservice industry in the U.S. provides many opportunities for synergies for the EUR 15.2 billion sales business that Ahold has created in this sector. Just as in retail, U.S. Foodservice has a strong customer focus and has restructured geographically to better serve national chain accounts. A dedicated division serving the health care segment is a good example of how value-added operating efficiencies and targeted marketing can better serve our customers and benefit our overall business. U.S. Foodservice is moving forward with voice-operated systems in warehouses, global positioning system (“GPS”) in trucks and improved routing. Our focus also includes reviewing customer profitability, which enables us to renegotiate or shed unprofitable accounts. U.S. Foodservice has also undertaken extensive work on procurement and supply chain management. Renegotiations with 100 of some 120 major suppliers have enabled us to optimize payment terms and the implementation of a centralized Supplier Information System has allowed us to clear balances and reduce outstanding receivables.

Even after taking into account restructuring charges and start-up costs for the new centralized payables processing system, U.S. Foodservice achieved a significant turnaround

Ahold Annual Report 2004

of approximately EUR 116 million, taking operating income before impairment and amortization of goodwill and exceptional items to EUR 44 million in 2004 from a loss of EUR 72 million in 2003.

Our 2004 performance

Onto our performance for the year, some 72% of our sales in 2004 were generated in the U.S. and 27% in Europe, of which 20% came from the Netherlands.

As we shall further outline in this annual report, we posted 2004 consolidated net sales of EUR 52 billion, some 7.3% down on 2003. Part of the 2004 result was attributable to the continuing weakness of the U.S. dollar. We posted operating income of EUR 208 million, or 0.4% of net sales, and a net loss of EUR 436 million, impacted by total exceptional items of EUR 582 million. Net debt levels at the end of 2004 stood at EUR 6.3 billion, a healthy decrease of approximately 20% compared to EUR 7.8 billion at the end of 2003.

The Road to Recovery strategy we presented in November 2003 was an ambitious yet achievable program to reposition our operations for the future. This strategic plan is creating a solid financial, structural and organizational foundation with common goals, shared values and an unwavering focus on the customer.

We predicted that 2004 would be a year of transition, and so it was. But 2004 was also a year of construction, patient attention to detail and cost control that have allowed our Company to move forward.

Economic projections both in the U.S. and Europe remain uncertain. If the U.S. dollar continues to be weak, if the U.S. deficit continues to linger at unprecedented levels, if the European economies continue to suffer from the weak U.S. dollar and dented U.S. consumer confidence, our future will remain challenging.

Based upon the successful completion of the harmonization initiatives and our divestment program by the end of 2005, our operating targets for our food retail business for full year 2006 are:

•	5% net sales growth;

•	5% EBITA margin; and

•	14% return on net assets.

Let’s not forget: success is a journey, not a destination. We were in crisis in 2003 and in transition and reconstruction in 2004.

However, retailing history tells of success in the face of adversity: the Waltons, the Albrechts, the Kamprads and last but not least, the Heijns never had it easy. And look where they are today: Wal-Mart, Aldi, IKEA and Ahold. We are absolutely determined that our Company, for many years publicly listed and wholly owned by you, our shareholders, will reclaim a place of leadership in its chosen segments in the food distribution industry it has known so well for so long.

In 2005, as our Road to Recovery program comes to an end, we expect Ahold to emerge as a revitalized, healthy enterprise strengthened by solid structures, a viable balance sheet, but – most importantly – an organization that has grown enormously by confronting adversity and now appears more ready than ever to reclaim and retain its leadership position. Therefore, as the year progresses, our attention and efforts will shift towards execution and delivery. We will focus on all aspects of the business – strategic and operational – because ultimately, satisfactory and sustained performance across the board is what all our stakeholders expect of us.

In closing, I would like to offer my sincere thanks to all those who have worked with us this year, in whatever country and at whatever level. In this regard, three individuals deserve special mention; my colleagues Jan Andreae, Bill Grize and Theo de Raad, who stepped down from the Corporate Executive Board in February 2004, December 2004 and January 2005, respectively. We will miss their presence in the boardroom and thank them for their considerable contribution over a combined 65 year period of service to our Company. But we would like to express our gratitude to all our 200,000+ associates for their resilience and determination and the clarity and attention to detail that they have delivered – and that our shareholders have every right to expect. The exceptional loyalty, dedication and persistence of our associates have enabled a fine company to make steady progress along the Road to Recovery.

On behalf of the Corporate Executive Board,

Anders C. Moberg
President and Chief Executive Officer Zaandam, The Netherlands, April 8, 2005

Message from the Supervisory Board

This annual report and the 2004 consolidated financial statements, audited by Deloitte Accountants B.V., have been presented to the Supervisory Board. The consolidated financial statements were discussed with the Audit Committee in the presence of the Corporate Executive Board and the external auditor. The Supervisory Board endorses this annual report. The Supervisory Board recommends that the General Meeting of Shareholders adopt the 2004 consolidated financial statements included in this annual report.

Changes to the Supervisory Board

The composition of the Supervisory Board changed considerably in 2004, and further changes are expected to occur at the General Meeting of Shareholders on May 18, 2005.

Sir Michael Perry GBE retired at the General Meeting of Shareholders on June 2, 2004, which marked the end of his term. Messrs. Robert G. Tobin and Roland Fahlin also retired at the General Meeting of Shareholders on June 2, 2004 as a result of the independence requirements under the Dutch Corporate Governance Code.

Mr. Rene Dahan was appointed to the Supervisory Board at the General Meeting of Shareholders on June 2, 2004. He was appointed acting Chairman of the Supervisory Board as of August 26, 2004 and Chairman of the Supervisory Board as of March 25, 2005. He is also serving as Chairman of the Selection and Appointment Committee and a member of the Audit Committee and the Remuneration Committee.

Ms. Karen de Segundo was appointed to the Supervisory Board at the General Meeting of Shareholders on June 2, 2004. She is a member of the Audit Committee and the Selection and Appointment Committee.

Mr. Jan H.M. Hommen was appointed Vice-Chairman of the Supervisory Board as of March 25, 2005. He is also serving as the Chairman of the Audit Committee.

As announced last year, Mr. Lodewijk J.R. de Vink will retire at the General Meeting of Shareholders on May 18, 2005 after serving on the Supervisory Board for over six and a half years. He is currently a member of the Audit Committee.

As announced last year, Dr. Cynthia P. Schneider will retire at the General Meeting of Shareholders on May 18, 2005 after serving on the Supervisory Board for over three and a half years. Dr. Schneider is currently a member of the Remuneration Committee and the Selection and Appointment Committee.

The Supervisory Board regrets that Mr. Karel Vuursteen had to resign as Chairman of the Supervisory Board, member of the Audit Committee and Chairman of the Selection and Appointment Committee as of August 26, 2004 because of personal circumstances. Mr. Vuursteen will retire at the General Meeting of Shareholders on May 18, 2005. Mr. Vuursteen was first appointed to the Supervisory Board on May 8, 2002 and became Chairman of the Supervisory Board on November 26, 2003. Mr. Vuursteen also serves as Chairman of the Remuneration Committee. He advised and assisted the Selection and Appointment Committee in the selection of nominees for the Supervisory Board.

Activities of the Supervisory Board

In 2004, the Supervisory Board held ten meetings with the Corporate Executive Board and one private meeting of the Supervisory Board with the CEO. In addition the Supervisory Board held one meeting without the participation of any member of the Corporate Executive Board. At that meeting, the Supervisory Board assessed its own performance and that of its individual members, as well as the performance of the Corporate Executive Board and its individual members. Furthermore, the Supervisory Board discussed the desired profile, composition and competence of the Supervisory Board. No Supervisory Board member was frequently absent from its meetings.

In 2004, the Supervisory Board continued to focus on corporate governance. In January 2004, the Supervisory Board proposed an amendment to the Articles of Association, which was adopted by our shareholders. The charters of the Corporate Executive Board and the Supervisory Board were adopted in January 2004 and amended in December 2004.

Other major topics discussed in the Supervisory Board meetings included the 2003 annual report, developments in the retail business in the arenas, U.S. Foodservice, progress in divestments, legal proceedings, internal controls and progress on preparations for compliance with the provisions of the Sarbanes-Oxley Act, progress on the preparation for

Ahold Annual Report 2004

reporting under IFRS and the composition of the Supervisory Board.

The Supervisory Board discussed and agreed to the quarterly results and related press releases for each of the first three quarters of 2004.

In August 2004, the Supervisory Board held a two-day meeting with the Corporate Executive Board regarding the strategy and risks of our business.

In December 2004, the Supervisory Board reviewed and approved the budget for 2005.

Induction

The members that joined the Supervisory Board in 2004 attended a full-day induction program at our offices in Zaandam, the Netherlands. Senior management briefed the members of the Supervisory Board on the financial, legal and reporting affairs of the Company and its business. Members of the Supervisory Board visited several arenas and their management teams during the year.

Independence

The Supervisory Board confirms that all Supervisory Board members are independent within the meaning of provision III.2.2 of the Dutch Corporate Governance Code.

Committees of the Supervisory Board

The committees of the Supervisory Board performed all of their required tasks in 2004. An overview of the current composition of the committees is included in the “Corporate Governance” section of this annual report.

Audit Committee

At the start of 2004, Messrs. Jan Hommen, Chairman, Lodewijk de Vink and Karel Vuursteen were members of the Audit Committee. In August 2004, Mr. Karel Vuursteen resigned from the Audit Committee, and Mr. Rene Dahan and Ms. Karen de Segundo became members of the Audit Committee. In 2004, the Audit Committee met eleven times, four times in connection with the distribution of quarterly Press Releases, four times to discuss preliminary trading statements and during all meetings various special topics as Annual Report, disclosure practices, internal controls and remediation programs were discussed. The Chairman of the Audit Committee had one further meeting with the CEO, CFO, the Chief Corporate Governance Counsel, the Chief Accounting Officer, the internal Auditor and the external Auditor. The same persons above are normally invited by the Chairman of the Audit Committee to attend the full Audit Committee meetings. Other members of the Corporate Executive Board or Senior Staff are invited on an as needed basis. In addition, the Audit Committee held private meetings with the CFO, the internal Auditor and the external Auditor.

The major topics discussed in the meetings of the Audit Committee were the annual report 2003, the internal controls and progress on preparations for compliance with the provisions of the Sarbanes-Oxley Act, the whistleblower program, the 2004 and 2005 budgets, the internal and external audit process, the internal and external auditors’ credentials, independence and performance, the IFRS implementation, the litigation exposure, the redesign and quality of the finance organization and the redesign and quality of the internal audit organization. The Audit Committee has assisted the Supervisory Board in its oversight responsibilities for our financing, the integrity of our consolidated financial statements, the financial reporting process and the system of internal business controls and risk management.

The Audit Committee discussed and agreed to the quarterly results and related press releases for the fourth quarter of 2003 and each of the first three quarters of 2004.

Remuneration Committee

The Remuneration Committee met four times in 2004. The CEO was invited to all of these meetings. For a report on remuneration and the activities of the Remuneration Committee see the “Remuneration” section of this annual report.

Selection and Appointment Committee

The Selection and Appointment Committee met four times in 2004. Mr. Karel Vuursteen, Chairman, Sir Michael Perry and Dr. Cynthia Schneider were members of the Selection and Appointment Committee at the beginning of 2004. The main focus was the selection of replacements for the members of the Supervisory Board who retired in 2004. In June 2004, Sir Michael Perry retired from the Supervisory Board and, accordingly, from the Selection and Appointment Committee. Mr. Karel Vuursteen resigned from the Selection and Appointment Committee in August 2004. Mr. Rene Dahan was appointed Chairman, and Ms. Karen de Segundo became a member of the Selection and Appointment Committee. The Committee’s main priority in 2004 and into 2005 has been selecting new members for the Supervisory Board to replace the members of the

Ahold Annual Report 2004

Message from the Supervisory Board

Supervisory Board who retired in 2004, or will retire at the General Meeting of Shareholders on May 18, 2005, and to potentially increase the number of members of the Supervisory Board. After his resignation from the Committee Mr. Karel Vuursteen has continued to advise and assist the Committee to identify new members for the Supervisory Board.

Supervisory Board

Zaandam, The Netherlands, April 5, 2005

Composition of the Supervisory Board

Rene Dahan

Chairman,

Chairman of the Selection and Appointment Committee

Rene Dahan (August 26, 1941) is a Dutch national. He was first appointed to the Supervisory Board on June 2, 2004, and his term runs until 2008. Mr. Dahan is former Executive Vice President and Director of Exxon Mobil Corporation. He is a member of the Supervisory Boards of VNU N.V., TPG N.V., and Aegon N.V. as well as member of the international advisory Board of CVC Capital Partners and the Guggenheim group in New York, U.S. Mr. Dahan is a member of the International Advisory Board of the Instituto de Empresa, Madrid, Spain.

Jan H.M. Hommen

Vice-Chairman,

Chairman of the Audit Committee

Jan Hommen (April 29, 1943) is a Dutch national. He was first appointed to the Supervisory Board on May 13, 2003, and his term runs until 2007. Mr. Hommen is CFO and vice chairman of the board of management of Royal Philips Electronics N.V., from which he will retire in June 2005. He is chairman of the supervisory board of TPG N.V.; proposed chairman of the supervisory board of Reed Elsevier N.V., and proposed member of the supervisory board of ING Groep N.V. Mr. Hommen is chairman of the supervisory board of the Academic Hospital Maastricht and chairman of the board of directors of MedQuist Inc. which is approximately 70.9% owned by Royal Philips Electronics N.V.

Cynthia P. Schneider

Cynthia Schneider (August 16, 1953) is a U.S. national. She was first appointed to the Supervisory Board on October 1, 2001, and her term runs until 2005. She will retire at the General Meeting of Shareholders on May 18, 2005. Dr. Schneider is a former Ambassador of the U.S. to the Netherlands. She is director of the Life Science and Society Initiative and Professor in the Practice of Diplomacy at Georgetown University. She now teaches at both the College of Arts and Sciences and the School of Foreign Service of the Georgetown University. She is also a director of the Institute for the Study of Europe, Columbia University and the Institute for Cultural Diplomacy, Berlin, Germany.

Ahold Annual Report 2004

Karen de Segundo

Karen de Segundo (December 12, 1946) is a Dutch national. She was first appointed to the Supervisory Board on June 2, 2004, and her term runs until 2008. Ms. de Segundo is former CEO of Shell Renewables and President of Shell Hydrogen. She is member of the supervisory board of Jaakko Pöyry Group Oyj and a director of Merrill Lynch New Energy Technology PLC and a former director of Inter Gen, Inc.

Lodewijk J.R. de Vink

Lodewijk de Vink (February 12, 1945) is a U.S. national. He was first appointed to the Supervisory Board on November 12, 1998. His term runs until 2006. He will retire at the General Meeting of Shareholders on May 18, 2005. Mr. de Vink is former chairman, president and CEO and director of Warner-Lambert Company. He is also founding partner of Blackstone Healthcare Partners LLC and a board member of the National Foundation for Infectious Diseases, United Negro College Fund, National Actors Theater and the New Jersey Performing Arts Center. He is a director of Rothschild, Inc., Roche Holding, and Alcon Inc. and a member of the Sotheby Advisory Board.

Karel Vuursteen

Chairman of the Remuneration Committee

Karel Vuursteen (July 25, 1941) is a Dutch national and served as Chairman of our Supervisory Board since November 26, 2003. He resigned as Chairman of the Supervisory Board on August 26, 2004 because of personal circumstances. He will retire at the General Meeting of Shareholders on May 18, 2005. He was first appointed to the Supervisory Board on May 8, 2002. Mr. Vuursteen is former Chairman of the Executive Board of Heineken N.V. He is also a Supervisory Board member of AB Electrolux, Henkel KGaA, ING Groep N.V., Akzo Nobel N.V. and Heineken Holding N.V.

Composition of the Supervisory Board and its Committees

April 5, 2005

Supervisory Board	Audit Committee	Remuneration Committee	Selection & Appointment Committee
Rene Dahan Chairman	Member	Member	Chairman

Jan H.M. Hommen Vice-Chairman	Chairman

Cynthia P. Schneider		Member	Member

Karen de Segundo	Member		Member

Lodewijk J.R. de Vink	Member

Karel Vuursteen		Chairman

Remuneration

Remuneration Committee

The responsibilities of the Remuneration Committee include:

•	preparing proposals for the Supervisory Board concerning the remuneration policies for the Corporate Executive Board to be adopted by the General Meeting of Shareholders;

•	preparing proposals concerning the remuneration of individual members of the Corporate Executive Board; and

•	to be informed and to give an opinion on the level and structure of compensation for senior personnel other than members of the Corporate Executive Board.

The Remuneration Committee has three members. During 2004 the composition of the Remuneration Committee changed. Until June 2, 2004, the members were Sir Michael Perry, Chairman and Messrs. Karel Vuursteen and Roland Fahlin. Sir Michael Perry and Mr. Roland Fahlin retired from the Supervisory Board and, accordingly, from the Remuneration Committee as of June 2, 2004. At present, the members of the Remuneration Committee are Messrs. Karel Vuursteen, Chairman and Rene Dahan and Dr. Cynthia P. Schneider, all of whom are members of the Supervisory Board.

In 2004, the Remuneration Committee met four times. The CEO was invited to all of these meetings. The secretary of the Remuneration Committee is from our Group Support Office Human Resources Department.

The Remuneration Committee hires external and internal advisers from time to time for advice and information. In 2004, external advisers were hired to provide professional advice regarding our remuneration policy, remuneration market practices, short and long-term incentive plans and practices. The Supervisory Board determines the remuneration of the individual members of the Corporate Executive Board within the limits of our remuneration policy. Our remuneration policy was adopted at the General Meeting of Shareholders, in accordance with the Dutch Corporate Governance Code, on March 3, 2004.

In 2004, the remuneration of Messrs. Moberg, Ryöppönen, De Raad (resigned from the Corporate Executive Board effective January 7, 2005), Andreae (resigned from the Corporate Executive Board effective February 23, 2004) and Grize (resigned from the Corporate Executive Board effective December 31, 2004) differed from the remuneration policy with regard to base salary and/or short-term bonus, because of preexisting contractual arrangements. See Notes 7 and 8 to the consolidated financial statements included in the annual report for details on employment agreements, individual remuneration and pensions for members of our Corporate Executive Board.

Additional conditions

In addition to the remuneration allocated to Corporate Executive Board members, as set out in the remuneration policy below, a number of additional arrangements apply. These additional arrangements such as expense allowances, medical insurance and accident insurance are broadly in line with practice in the Netherlands and the U.S.

Beginning on January 1, 2004, the term of the employment agreement has been set at four years for newly appointed members of the Corporate Executive Board. If the Company terminates the employment agreement of any such newly appointed member, the severance payment is in principle limited to one year’s base salary.

Application of policy in 2005

According to the Remuneration Policy, section 3.4, the targets for the bonus of the members of the Corporate Executive Board in financial year 2005 are 70% based on a financial criterion (EVA improvement) and 30% based on personal performance criteria as set by the Supervisory Board. The Supervisory Board has determined the personal targets for each member of the Corporate Executive Board.

The Remuneration policy

1.	General

1.1	The objective of the Company’s remuneration policy is to provide remuneration in a form that:

•	top managers can be recruited and retained as a member of the Corporate Executive Board of a major international company; and

•	rewards performance consistent with the Ahold strategy.

1.2

According to our Articles of Association, the Supervisory Board proposes and the General Meeting of Shareholders adopts the general remuneration policy to be allocated to Corporate Executive Board members. The Supervisory Board makes this proposal after having obtained the advice and recommendation of the Remuneration Committee. External advisers will on occasion be utilized to provide advice and information

Ahold Annual Report 2004

to the Remuneration Committee to assist in the development of the policy proposals.

1.3	Within the limits of the general remuneration policy as adopted by the General Meeting of Shareholders, the Supervisory Board determines the remuneration of individual members of the Corporate Executive Board.

2.	Remuneration structure

2.1	The remuneration structure is divided into (i) Total Cash (consisting of base salary and bonus) and (ii) long-term incentives consisting of stock options and a share-plan, and (iii) pension. These three elements will be further addressed below.

2.2	The Remuneration Committee considers the remuneration structure regularly to ensure it meets the objectives of the remuneration policy.

2.3	In determining an individual’s remuneration within the general remuneration policy, the Supervisory Board will take into account factors such as the required competencies, skills and performance of the individual concerned and the specific role and responsibilities of the relevant position.

2.4	To ensure the competitiveness of the overall remuneration provided to the Corporate Executive Board, the remuneration levels are benchmarked annually against a peer group of companies. Reference for compensation (base salary, target bonus, long-term incentives, and pension) is the Dutch market for Corporate Executive Board members of the leading companies quoted on the Euronext Amsterdam. For this purpose, market data of two external service providers specialized in executive pay are used. Leading AEX companies are defined on the basis of world-wide annual sales exceeding EUR 10 billion and total employees world-wide in excess of 30,000. For 2004, the Remuneration Committee and the Supervisory Board assessed the competitiveness of the remuneration levels of the Corporate Executive Board against the following peer group:

•	Royal Dutch Petroleum N.V.

•	ING Group N.V.

•	FORTIS N.V.

•	Unilever N.V.

•	ABN AMRO Holding N.V.

•	Royal Philips Electronics N.V.

•	Aegon N.V.

•	AKZO Nobel N.V.

•	Royal KPN N.V.

•	TPG N.V.

3.	Total cash compensation

3.1	The reference for “at target Total Cash” (base salary and at target bonus) is the Dutch market for Corporate Executive Board members of the top AEX companies. The “at target Total Cash” will be benchmarked annually against the aforementioned market(s).

3.2	It is the policy of the Company to set “at target Total Cash” for members of the Corporate Executive Board between the 60th and 75th percentile of the relevant reference market. This is deemed essential to attract and retain management of the appropriate caliber in this highly competitive international retail market.

3.3	The “Road to Recovery” strategy as announced on November 7, 2003 is the cornerstone in the efforts to rebuild Ahold’s position as a company that delivers value to its stakeholders. In light of this strategy, the general remuneration policy emphasizes variable performance related compensation. Because of the importance of a remuneration which is substantially based on performance of Ahold and the individual board member, it is considered desirable that the bonus represents a higher proportion of Total Cash than is typically the case among the companies in the defined reference market.

3.4	A Corporate Executive Board member’s bonus can range from 0 to 125% [1] of the individual’s base salary, depending on performance. Performance “at target” will yield a bonus pay out at 100% of the Corporate Executive Board member’s base salary. 70% of the at target bonus will be based on a financial criterion and 30% will be based on one or two measurable personal targets.

The selected financial criterion is economic value added (“EVA”) improvement. EVA measures the Company’s economic value added or economic profit, defined as Net Operating Profits After Tax (“NOPAT”) minus the cost of capital. EVA is a comprehensive measure of ongoing operating performance and includes an explicit charge for invested capital. EVA supports the primary objective of the Company to create long-term value and rewards consistent value creation over a long-term horizon. The Company does not disclose the required performance levels of the financial and personal criteria, as these qualify as commercially sensitive information.

[1]	In the case of the CEO, up to 250% based on employment contract. In the case of the CFO, part of the bonus is guaranteed for 2004 and 2005.

Ahold Annual Report 2004

Remuneration

The personal targets may vary per individual Corporate Executive Board member and may differ year by year. The attainment of personal targets is assessed by the Supervisory Board. The Supervisory Board insists and ensures that personal targets are stretching and realistic.2

3.5	In the event a non-Dutch national is appointed to the Corporate Executive Board and the board member will reside and work outside of the Netherlands, the Supervisory Board may award Total Cash that also takes account of the relevant local reference market.

4.	Long-term incentives

4.1	Long-term incentives are intended:

•	to reinforce sustainable performance consistent with the Ahold strategy; and

•	to align (more closely) the interests of executives with those of the shareholder.

4.2	Corporate Executive Board members are eligible to participate in two long-term incentive plans: stock options and a conditional share plan.

4.3	The Ahold stock option plan provides for the right to purchase Company stock at a predetermined price during a predefined period of time. Options will be granted annually. The exercise price equals the closing market price of the Company’s stock at Euronext Amsterdam on the last stock exchange trading day prior to the grant date.

50% of the granted options will have a term of five years and 50% of the granted options will have a term of ten years. Beginning with the grant to be made in 2005, all Corporate Executive Board member stock option grants will be subject to performance criteria at vesting. Both five year term and ten year term options will be exercisable after three years under the condition that the performance criteria have been met.

The performance criterion is the average EVA improvement versus targeted improvement over the three financial years prior to vesting. The vested amount of options will range from 80% to 120% of the targeted number of options depending on performance against the vesting criteria. When performance against the vesting criteria is below 80% of target, zero options will vest.

The maximum number of options, calculated at the vesting level of 120%, will be:

•	121,500 for the CEO; and

•	90,000 for the other Corporate Executive Board members.

4.4	Corporate Executive Board members are eligible to participate in the Ahold performance share plan 2004 – 2006. This is a performance stock plan based upon Ahold’s Total Shareholder Return (“TSR”) relative to that of a selected group of companies in Ahold’s core business (the peer group) measured over the years 2004 – 2006. TSR measures all the gains (share price growth and dividends) shareholders receive over a certain period of time.

The Supervisory Board has determined that TSR performance will be compared to the following peer group:

•	Sysco Corporation

•	Wal-Mart Stores, Inc.

•	Safeway, Inc.

•	Albertson’s, Inc.

•	Kroger and Co

•	Casino S.A.

•	Metro A.G.

•	Carrefour S.A.

•	Tesco Plc.

Based on this peer group Ahold will be ranked on its total return to shareholders. External specialists will determine the ranking and hence the number of shares that will vest after the three-year performance period. The determination of the final ranking will be audited by the Company accountant.

The number of shares that will vest depends on the ranking of Ahold within the peer group. There will be no shares that vest below the sixth position of the peer group of ten companies (including Ahold). For the third position the target number of shares (100%) conditionally granted will vest. The maximum number of shares is 150% of the target number of the shares conditionally granted. Should Ahold reach the first position within the peer group, this maximum number of shares will vest.

[2]	The performance criteria listed above apply also to existing employment contracts.

Ahold Annual Report 2004

Company Ranking	Vested Shares
Ranking 10, 9, 8 or 7	0%
Ranking 6	25%
Ranking 5	50%
Ranking 4	75%
Ranking 3	100%
Ranking 2	125%
Ranking 1	150%

Corporate Executive Board members will be required to retain shares acquired under this plan for a period of at least three years after shares are acquired, or until the end of employment if this period is shorter than the three years retaining period. The Corporate Executive Board members shall, however, not be prohibited from selling shares adequate to cover taxes due at grant.

In evaluating its long-term incentive plans the Company is assisted by external advisors.

5.	Pension

5.1	For Dutch Corporate Executive Board members, the Dutch Pension Scheme for the Corporate Executive Board (Pensioenregeling Raad van Bestuur Ahold) will apply. The main features of this Pension Scheme are:

•	Retirement age 60.

•	Level of pension benefits amounts to 60% of final base pay (in a situation of 30 years of service). The pension accrual rate is 2% per year of service.

•	Contributions to be paid by the Corporate Executive Board member based on a percentage of base salary.

5.2	For non-Dutch Corporate Executive Board members, the pension scheme will be based on the individual situation and taking into account the pension practices in the home country, the existing pension scheme at the date of hire, age and the possibilities to apply the Pensioenregeling Raad van Bestuur Ahold. In general the target level of the pension is 60% final base pay (in a situation of full service).

6.	Other contract terms

6.1	Loans

The Company does not provide loans to members of the Corporate Executive Board. There are no current loans outstanding.

Corporate Governance

We were founded in 1887 and were incorporated as a limited liability company under the laws of the Netherlands by notarial deed dated April 29, 1920. Our corporate seat is in Zaandam, the Netherlands.

We are registered with the Trade Register of the Chamber of Commerce and Industry for Amsterdam, Zaanstreek office under No. 35000363. Pursuant to Article 2 of our Articles of Association, our objectives are “to promote or join others in promoting companies and enterprises, to participate in companies and enterprises, to finance including the giving of guarantees and acting as surety for the benefit of third parties as security for liabilities of companies and enterprises with which the Company is joined in a group or in which the Company owns an interest or with which the Company collaborates in any other way, to conduct the management of and to operate companies engaged in the wholesale and retail trade in consumer and utility products and companies that produce such products, to operate restaurants and companies engaged in rendering public services, including all acts and things which relate or may be conducive thereto in the broadest sense, as well as to promote, to participate in, to conduct the management of and, as the case may be, to operate businesses of any other kind.” For a list of our significant subsidiaries, see Note 32 to our consolidated financial statements included in this annual report.

Our Articles of Association set forth certain aspects governing our organization and corporate governance. The current text of our Articles of Association is available to the public at the Trade Register of the Chamber of Commerce and Industry for Amsterdam, Zaanstreek office and on our website at www.ahold.com. As part of our Road to Recovery strategy, we have put in place a stronger and more transparent corporate governance and organizational structure summarized below.

Compliance with Dutch Corporate Governance Code

On December 9, 2003, the Tabaksblat Committee adopted and published the Dutch Code on Corporate Governance (the “Dutch Corporate Governance Code”), which substantially strengthens shareholders’ powers. The Tabaksblat Commission recommends that Dutch listed companies adopt the “best practice” principles reflected in the Dutch Corporate Governance Code. On December 30, 2004, the Dutch Corporate Governance Code was confirmed as the code mentioned in section 391, paragraph 4 of Book 2 of the Dutch Civil Code.

On February 16, 2004, we announced our proposals aimed at compliance with the Dutch Corporate Governance Code and held an Extraordinary General Meeting of Shareholders on March 3, 2004, at which the shareholders gave their consent to all the proposed changes to our corporate governance structure.

We apply all of the relevant provisions of the Dutch Corporate Governance Code, with the following exceptions:

•	We require Corporate Executive Board members to keep shares obtained under a long-term incentive plan for three years after vesting, instead of the five years recommended by the Dutch Corporate Governance Code in best practice principle II.2.3. This exception is included in the remuneration policy adopted by the General Meeting of Shareholders on March 3, 2004; and

•	The Vice-Chairman of our Supervisory Board has accepted chairmanships and memberships of supervisory boards of several Dutch listed companies. Following the calculation method of the Dutch Corporate Governance Code in best practice principle III.3.4 he is expected to hold six memberships instead of the recommended maximum of five. This exception is caused by unforeseen circumstances and the Supervisory Board expects that this will be resolved in due course.

Corporate Executive Board

We are managed by our Corporate Executive Board, which is supervised by the Supervisory Board. The Corporate Executive Board as a whole is responsible for our management and the general affairs of Ahold and its affiliated group companies.

Appointment and composition

The Corporate Executive Board exists of at least three members. As of the time this annual report is published, the Corporate Executive Board consists of three members: a President and CEO, a CFO and a Chief Corporate Governance Counsel. Members of the Corporate Executive Board are appointed for a maximum term of four years. The General Meeting of Shareholders appoints, suspends and dismisses Corporate Executive Board members. Corporate

Ahold Annual Report 2004

Executive Board members are appointed for a term of four years and may be reappointed for a term not exceeding four years. The Supervisory Board makes proposals to appoint, suspend, or dismiss a Corporate Executive Board member, and such proposals are decided by an absolute majority of votes cast by the General Meeting of Shareholders. If another party makes the proposal, an absolute majority of votes cast, representing at least one-third of the issued share capital, is required to appoint, suspend or dismiss a Corporate Executive Board member. If the majority of votes cast does not represent at least one-third of our issued share capital, a second meeting may be convened. In this second meeting, the resolution to appoint, suspend or dismiss a member of the Corporate Executive Board may be passed by a majority of the votes cast at that meeting, regardless of the number of shares represented at that meeting.

Corporate Executive Board members

Anders Moberg, President and CEO

Hannu Ryöppönen, CFO

Peter Wakkie, Chief Corporate Governance Counsel

Further details about members of our Corporate Executive Board and their biographies can be found in the “Message from the Corporate Executive Board” included in this annual report.

Disclosure and Compliance Committee

The Disclosure and Compliance Committee oversees the collection and analysis of financial and non-financial information, both for us and for our consolidated subsidiaries. The Committee works to ensure that this information is complete and accurate. The Committee checks this information prior to inclusion into periodic SEC reports, annual reports, or disclosures made to the public or the financial community throughout the year. Two subcommittees, one coordinating the annual report process and the other overseeing the website, assist the Disclosure and Compliance Committee.

Remuneration

The General Meeting of Shareholders on March 3, 2004 adopted our remuneration policy for Corporate Executive Board members. Details on this policy can be found in the “Remuneration” section of this annual report.

For detailed information on the individual remuneration of Corporate Executive Board members, see Note 7 to our consolidated financial statements included in this annual report.

Retirement and reappointment scheme

Name	Date of birth	Date of initial appointment	Date of possible reappointment(s)	Date of retirement
Anders Moberg	March 21, 1950	September 4, 2003	2008	—
Hannu Ryöppönen	March 25, 1952	September 4, 2003	2008	—
Peter Wakkie	June 22, 1948	November 26, 2003	not applicable	2008

The charter for the Corporate Executive Board can be found on our website at www.ahold.com.

Supervisory Board

The Supervisory Board is responsible for supervising the policy of the Corporate Executive Board, the general course of affairs of the Company and the enterprise connected with it. The Supervisory Board is guided by the interests of the Company and its businesses and must take into account the relevant interests of all those involved in the Company.

The Supervisory Board is responsible for its own performance.

Our Articles of Association require the approval of the Supervisory Board for certain major resolutions proposed to be taken by our Corporate Executive Board, including:

•	issuing shares;

•	acquisitions, redemptions, repurchases of our shares and any reduction in our issued and outstanding capital;

•	allocating duties within the Corporate Executive Board and the adoption or amendment of the charter of the Corporate Executive Board; and

•	significant changes in the identity or the nature of the Company or its enterprise.

Ahold Annual Report 2004

Corporate Governance

Appointment and composition

Our Supervisory Board determines the number of its own members. Following a proposal made by the Supervisory Board to appoint, suspend or dismiss a Supervisory Board member, an absolute majority of votes cast at the General Meeting of Shareholders is required to approve such a proposal. If another party makes the proposal, an absolute majority of votes cast, representing at least one-third of the issued share capital, is required to appoint, suspend or dismiss a Supervisory Board member. If the majority of votes cast do not represent at least one-third of our issued share capital, a second meeting may be convened. In the second meeting, the resolution to appoint, suspend or dismiss a member of the Supervisory Board may be passed by a majority of the votes cast at that meeting, regardless of the number of shares represented at that meeting. A Supervisory Board member is appointed for a four-year term and is eligible for reappointment. However, a Supervisory Board member may not serve for more than 12 years.

The composition of our Supervisory Board must be such that the combined experience, expertise and independence of its members best enables the Supervisory Board to carry out its responsibilities. As we are an international retailer, the charter of the Supervisory Board provides that the composition of the Supervisory Board should preferably reflect knowledge of European and American market conditions, financial institutions and corporate governance. The Supervisory Board has determined that Mr. J.H.M. Hommen is the “Audit Committee Financial Expert.”

If a Supervisory Board member is concurrently a member of another company’s supervisory board, the charter of our Supervisory Board states that the main duties arising from and/or the number and nature of the memberships on any other company’s supervisory board must not conflict or interfere with that person’s duties as a member of our Supervisory Board. The same applies to the number of non-Ahold supervisory board memberships that person may hold.

Independence of Supervisory Board members

The Supervisory Board has decided that the members of the Supervisory Board must be independent as defined by the Dutch Corporate Governance Code. However, for a limited time before the General Meeting of Shareholders on June 2, 2004, the charter allowed for up to two members not to be independent as defined by the Dutch Corporate Governance Code. At the date of publication of this annual report and since June 2, 2004, all Supervisory Board members are independent as defined by the Dutch Corporate Governance Code.

Supervisory Board members

Rene Dahan, Chairman

Jan Hommen, Vice-Chairman

Cynthia Schneider

Karen de Segundo

Lodewijk de Vink

Karel Vuursteen

Further details about members of our Supervisory Board, their biographies and a report on their activities in 2004 can be found in the “Message from the Supervisory Board” included in this annual report.

Committees of the Supervisory Board

The Supervisory Board has established the following committees:

Audit Committee

Jan Hommen, Chairman

Rene Dahan

Karen de Segundo

Lodewijk de Vink

Among other things, the Audit Committee is responsible for pre-approving all audit and permitted non-audit services and reviewing our overall risk management and control environment, financial reporting arrangements and standards of business conduct.

Selection and Appointment Committee

Rene Dahan, Chairman

Karen de Segundo

Cynthia Schneider

The Selection and Appointment Committee recommends to the Supervisory Board candidates for service on the Corporate Executive Board and the Supervisory Board.

Remuneration Committee

Karel Vuursteen, Chairman

Rene Dahan

Cynthia Schneider

The Remuneration Committee reviews executive remuneration and recommends remuneration policies for the Corporate Executive Board to be adopted by the General Meeting of Shareholders.

Ahold Annual Report 2004

Remuneration

The remuneration of the members of the Supervisory Board is determined by the General Meeting of Shareholders.

For detailed information on the individual remuneration of Supervisory Board members, see Note 7 to our consolidated financial statements included in this annual report.

Retirement and reappointment scheme

Name	Date of birth	Date of initial appointment	Date of possible reappointment(s)	Date of retirement
Karel Vuursteen	July 25, 1941	May 8, 2002	n/a	AGM 2005
Lodewijk de Vink	February 12, 1945	November 12, 1998	n/a	AGM 2005
Cynthia Schneider	August 16, 1953	October 1, 2001	n/a	AGM 2005
Jan Hommen	April 29, 1943	May 13, 2003	2007	2015
Rene Dahan	August 26, 1941	June 2, 2004	2008	2016
Karen de Segundo	December 12, 1946	June 2, 2004	2008	2016

The charters for the Supervisory Board, the Audit Committee, the Remuneration Committee and the Selection and Appointment Committee can be found on our website at www.ahold.com.

Shares and shareholders’ rights

For details on the number of outstanding shares, see Note 20 to our consolidated financial statements included in this annual report. For details on listings, share performance, and dividend policy with respect to our common shares see the “Investor Relations” section of this annual report.

Issue of additional shares and preemptive rights

Shares may be issued pursuant to a resolution of the General Meeting of Shareholders upon a proposal of the Corporate Executive Board and subject to the approval of the Supervisory Board. The General Meeting of Shareholders may delegate by resolution this authority to the Corporate Executive Board for a period not exceeding five years. A resolution of the General Meeting of Shareholders to issue shares or to authorize the Corporate Executive Board to do so is subject also to the approval of each class of shares whose rights are adversely affected by the proposed issuance or delegation. The General Meeting of Shareholders has delegated the authority to the Corporate Executive Board, subject to the approval of the Supervisory Board through May 26, 2005 with respect to the issuance and/or granting of rights to subscribe for:

•	all common shares that, at the time of issuance or at the time of the granting of the rights, have not yet been issued, with a maximum of 625,000,000 common shares;

•	all cumulative preferred shares that, at the time of the issuance or at the time of the granting of rights, have not yet been issued; and

•	cumulative preferred financing shares of any series that, at the time of the issuance and/or granting, have not yet been issued.

Holders of common shares have a preemptive right to purchase common shares upon the issue of new common shares in proportion to the aggregate amount of their existing holdings of our common shares. According to our Articles of Association, this preemptive right does not apply in respect of any issuance of shares to associates of Ahold companies. The General Meeting of Shareholders may resolve to restrict or exclude preemptive rights. The General Meeting of Shareholders may also designate by resolution the Corporate Executive Board for a period not exceeding five years as the corporate body authorized to restrict or exclude preemptive rights. An absolute majority of votes cast in the General Meeting of Shareholders is required to adopt a resolution to restrict or exclude rights or to delegate this authority to the Corporate Executive Board, provided that at least one-half of the issued and outstanding share capital is represented at such meeting. A majority of at least two-thirds of the votes cast is required if less than one-half of the issued and outstanding share capital is represented. If the majority of votes cast does not represent at least one-third of our issued share capital, a second meeting may be convened. In this second meeting, the proposal may be

Ahold Annual Report 2004

Corporate Governance

adopted by a majority of the votes cast at that meeting, regardless of the number of shares represented at that meeting.

The General Meeting of Shareholders has delegated the authority to restrict or exclude the preemptive rights of holders of common shares upon the issuance of common shares and/or upon the granting of rights to subscribe for common shares to the Corporate Executive Board through May 26, 2005.

General Meeting of Shareholders

The shareholders exercise their rights through the annual or extraordinary General Meetings of Shareholders. These meetings must be held in the Netherlands, and specifically in the municipalities of Zaanstad, Amsterdam, the Hague, Rotterdam, Utrecht, Amersfoort or Haarlemmermeer. Each year, in June at the latest, we must convene an Annual General Meeting of Shareholders. Additional extraordinary General Meetings of Shareholders may be convened at any time by the Supervisory Board, the Corporate Executive Board, or by shareholders representing at least 10% of our issued and outstanding share capital. The agenda for the Annual General Meeting of Shareholders must contain certain matters as specified in our Articles of Association and under Dutch law, including, among other things, the adoption of our annual consolidated financial statements. Shareholders are entitled to propose items to be put on the agenda of the General Meeting of Shareholders provided they hold at least 1% of the issued and outstanding share capital or the shares held by them represent a market value of at least EUR 50 million. Adoption of such a proposal requires a majority of votes cast at the General Meeting of Shareholders representing at least one-third of the issued shares. Proposals for matters to be included in the agenda for the General Meeting of Shareholders must be submitted at least 60 days before the meeting. We may, however, refrain from including a matter on the agenda if this would prejudice our vital interests.

The Corporate Executive Board may set a record date to determine that a person may attend and exercise the rights relating to a General Meeting of Shareholders. Shareholders registered at that date are entitled to attend and to exercise the rights of shareholders in respect of such General Meeting of Shareholders, regardless of a sale of shares after the record date. Shareholders may be represented by written proxy.

Ahold is one of the companies participating in the Shareholders Communication Channel. We expect to use the Shareholders Communication Channel to distribute the annual report, the Agenda for the Annual General Meeting of Shareholders and a voting instruction form that allows shareholders to grant power to an independent proxy holder.

Holders of ADRs will receive notice from the Depositary for our ADR facility whenever the Depositary receives notice of a General Meeting of Shareholders or solicitation of consents or proxies of holders of common shares. The Depositary will provide a statement that the owners of ADRs on the record date will be entitled to instruct the Depositary as to the exercise of any voting rights represented by the common shares underlying their ADRs. If the Depositary does not receive instructions from any owner, the Depositary will deem the owner to have instructed the Depositary to give a discretionary proxy to a person designated by us for these common shares.

Voting rights

Subject to certain exceptions provided by Dutch law or our Articles of Association, resolutions are passed by a majority of the votes cast. A resolution to amend the Articles of Association that would change the rights vested in the holders of a particular class of shares requires the prior approval of a meeting of that particular class. A resolution to dissolve the Company may be adopted by the General Meeting of Shareholders following a proposal of the Corporate Executive Board made with the approval of the Supervisory Board. Any proposed resolution to wind up the Company must be disclosed in the notice calling the General Meeting of Shareholders at which that proposal is to be considered.

No votes may be cast at a General Meeting of Shareholders in respect of shares that are held by us or any of our subsidiaries. These shares are not taken into account for the purpose of determining how many shareholders are voting and are represented, or how much of the share capital is represented at a General Meeting of Shareholders. There are no limitations, either under Dutch law or in our Articles of Association, on the right of non-residents of the Netherlands or foreign owners to hold or vote our common shares.

Each of our common shares is entitled to one vote. Holders of depositary receipts with respect to our cumulative preferred financing shares may attend the General Meeting of Shareholders. The voting rights on the underlying shares may be exercised by Stichting Administratiekantoor Preferente Financierings Aandelen Ahold (the “Administratiekantoor”), a foundation organized under the laws of the Netherlands in the manner described below.

Cumulative preferred financing shares

We pay a mandatory annual dividend on the cumulative preferred financing shares, which is calculated in accordance with the provisions of article 39.4 of our Articles of

Ahold Annual Report 2004

Association. For further details on our cumulative preferred financing shares, see Note 20 to our consolidated financial statements included in this Annual Report.

All outstanding cumulative preferred financing shares have been issued to the Administratiekantoor. The purpose of the Administratiekantoor is, among other things, to acquire and hold cumulative preferred financing shares against the issue of depositary receipts, as well as to exercise all voting rights attached to these shares. Holders of depositary receipts can obtain proxies from the Administratiekantoor. Pursuant to its articles of association, the board of the Administratiekantoor consists of three members: one A member, one B member and one C member.

The A member is appointed by the general meeting of depositary receipt holders, the B member is appointed by the Company and the C member is appointed by a joint resolution of the A member and the B member. As of April 5, 2005, the members of the board of the Administratiekantoor were:

A Member:	J.H. Ubas, Chairman

B Member:	W.A. Koudijs

C Member:	C.W.H. Brüggemann

Cumulative preferred shares

For details on our cumulative preferred shares, see Note 20 to our consolidated financial statements included in this Annual Report. No cumulative preferred shares are currently outstanding. As discussed in Note 20, we entered into an option agreement with Stichting Ahold Continuïteit (“SAC”) designed to delay, defer and prevent a change in control over us. SAC is a Dutch foundation whose statutory purpose is to enhance our continuity, independence and identity in case of a hostile takeover attempt. As of April 5, 2005, the members of the board of SAC were:

Name	Principal or former occupation
N.J. Westdijk Chairman	Former CEO of Royal Pakhoed N.V.
W.E. de Vin	Former Civil Law Notary
M. Arentsen	Former CFO of CSM N.V.
G.H.N.L. van Woerkom	Chairman of ANWB

Major shareholders

We are not directly or indirectly owned or controlled by another corporation or by any government. Except as described under “Cumulative preferred shares” above, we do not know of any arrangements that may, at a subsequent date, result in a change in our control.

Significant ownership of voting shares

Pursuant to the Dutch Disclosure Act, any person or legal entity who, directly or indirectly, acquires or disposes of an interest in our capital or voting rights must immediately give written notice to us and, by means of a standard form, to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) (the “AFM”), if, as a result of that acquisition or disposal, the percentage of capital interest or voting rights held by that person or legal entity falls within a different percentage range than the percentage range applicable to the capital interest or voting rights which that person or legal entity held prior to the acquisition or disposal. The table below shows percentage ranges referred to in the Disclosure Act.

Percentage ranges applying to Dutch statutory disclosure requirements

Disclosure Act 1996
0% – < 5%
5% – < 10%
10% – < 25%
25% – < 50%
50% – < 66.7%
66.7% or more

All of the issued and outstanding cumulative preferred financing shares are held by the Administratiekantoor. The Administratiekantoor issued corresponding depositary receipts to four investors, of which the following three entities have notified us that they own an interest that corresponds to more than 5% of our issued share capital (in each case comprising the sum of depositary receipts of cumulative preferred financing shares and common shares). We received these notifications in 2003 and 2004. There is no obligation to notify us of a change if the interest remains within one of the ranges specified above, or the change is not a result of an action by the investor.

• DeltaFort Beleggingen I B.V.	9.50%
• ING Groep N.V.	6.92%
• AEGON N.V.	5.77%

As of April 5, 2005, except as discussed below, we do not know of any record-owners of more than 5% of any class of capital interest and/or the related voting rights.

•	Capital Research & Management filed a schedule 13 G with the SEC, dated February 14, 2005, showing that it owned 125.4 million, or 8.1%, of our common shares.

•	Brandes Investment Partners, L.P filed a schedule 13 G with the SEC, dated February 14, 2005, showing that it owned 170.5 million or 11.0% of our common shares.

Ahold Annual Report 2004

Corporate Governance

Differences in corporate governance from NYSE listing standards

Under the NYSE listing standards, we are required to disclose any significant differences between the corporate governance practices that we follow under Dutch law and applicable listing standards and those followed by U.S. domestic companies under NYSE listing standards.

Board structure

We have a two-tier board structure consisting of the Corporate Executive Board made up of executive directors under the supervision of the Supervisory Board. The Supervisory Board is made up of non-executive directors. Members of the Corporate Executive Board and other officers and associates of the Company cannot simultaneously act as members of the Supervisory Board.

Independence of members of the Supervisory Board

Under the Dutch Corporate Governance Code, all members of the Supervisory Board, with the exception of not more than one person, must be independent. Our Supervisory Board is currently composed of six members, who are all independent within the meaning of the Dutch Corporate Governance Code. The definition of independence under the Dutch Corporate Governance Code, however, differs in its details from the definition of independence under the NYSE listing standards.

Committees of the Supervisory Board

We have established an Audit Committee, a Remuneration Committee and a Selection and Appointment Committee, consisting of members of the Supervisory Board only. The role of each committee is to advise the Supervisory Board on decision-making. The Supervisory Board remains ultimately responsible for its own decisions.

Equity compensation plans

Under the Dutch Corporate Governance Code, equity compensation plans for members of our Corporate Executive Board are remunerated in the form of shares or rights to subscribe for shares, and major changes to such plans must be submitted to the General Meeting of Shareholders for approval. Equity compensation plans for associates other than members of the Corporate Executive Board do not have to be approved by the General Meeting of Shareholders.

Auditor

The General Meeting of Shareholders appoints the external auditor. The Audit Committee recommends the external auditors to be proposed for approval by the General Meeting of Shareholders. In addition, the Audit Committee evaluates and, where appropriate, recommends the replacement of the external auditors. The Audit Committee also pre-approves the fees for audit and permitted non-audit services to be performed by the external auditors as negotiated by the Corporate Executive Board. The Audit Committee shall not approve the engagement of the external auditors to render non-audit services prohibited by applicable laws and regulations or that would compromise their independence.

On June 2, 2004, the General Meeting of Shareholders appointed Deloitte Accountants B.V. as external auditor for the Company for the fiscal years 2004 and 2005.

Internal Controls

Internal control issues identified and improvements achieved

In 2003, in response to the events announced earlier that year, our Audit Committee ordered a series of extensive internal investigations by outside forensic accounting experts and legal counsel. The internal investigations identified or confirmed numerous internal control issues. In response to the investigations’ findings, we began taking steps to address the internal control issues raised or confirmed. This process was overseen by a special task force reporting to the Audit Committee, chaired by our CFO, and composed of our senior finance, legal and internal audit executives and supplemented by external advisors.

In November 2003, the Audit Committee approved management’s action plan to remedy the internal control issues. In addition, the special task force also included within its mandate all other internal control issues raised by our external auditor or our internal audit department.

Developments in 2004

During 2004, we continued our remediation activity. As of January 2, 2005, a substantial number of the internal control issues identified or confirmed by the internal investigations or raised by our external auditor or internal audit department had been remedied.

Ahold Annual Report 2004

During 2004, we took the following actions to improve our internal controls:

•	We adopted a Code of Ethics governing senior executives, which was replaced by the Ahold Global Code of Professional Conduct and Ethics (“Code of Ethics”), effective as of March 1, 2005. The Code of Ethics is available on our website at www.ahold.com.

•	We set up and implemented a single and uniform whistleblower procedure that covers all U.S. and European operations. In doing this, we have put in place a strong, uniform and, we believe, effective procedure that meets the requirements of both U.S. and European rules and regulations, in particular for the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and, for the Netherlands, the recommendations of the Dutch Corporate Governance Code.

•	We have centralized our internal audit function. Internal audit now reports to our CEO and the Chairman of the Audit Committee. In addition, internal audit was reorganized and the number and quality of staff were raised. Also, as of the fourth quarter we introduced a new audit approach focused on financial controls along with operational controls.

•	In June 2004, we implemented at U.S. Foodservice a vendor allowance tracking system, which allows us to systematically track and report our corporate-based vendor allowances. We implemented at our U.S. retail companies a vendor allowance accounting and control project that also improved the initiating, recording, processing and reporting of vendor allowances.

•	We developed and will continue to develop uniform control standards applicable to all of our continuing operations. These cover a variety of topics such as vendor allowances, financial closing process, bill of authority, contract handling, real estate, relations with external auditors and the compliance with our accounting manual.

•	We have started a project to prepare for complying with the requirements of Section 404 of the Sarbanes-Oxley Act, which requires, among other things, that management sets forth in an internal control report its assessment of the effectiveness of its internal controls over financial reporting, currently commencing as of the end of our fiscal year 2006. We have developed guidance documentation regarding the Section 404 requirements. Extensive training has been given to explain the use of the guidance documentation and documentation has begun.

•	We redesigned our finance function. Effective April 19, 2004, we have formed a Retail Business Control department and we have strengthened the Corporate Accounting & Reporting department. The task of the Retail Business Control department is to help the Corporate Executive Board develop targets and key performance indicators, help it manage the annual budget and long-term budget processes and help it manage the capital budgeting process for investments. The Accounting & Reporting department is responsible for our accounting policies, financial reporting and financial reporting controls and all consolidated internal reporting. The Accounting & Reporting department will oversee appointments, training and assessment of key accounting associates throughout all of our operating and real estate companies. We are implementing a dual reporting model for the accounting and reporting functions in all of our operating and real estate companies intended to ensure accurate and timely financial reporting.

•	We have started and will continue to develop an internal control group within the Accounting & Reporting department. The internal control group supports management in establishing and maintaining an internal control structure, with corresponding procedures, which is adequate to control the risks inherent in our businesses and our objectives. We plan to set up similar groups or departments in our Arenas.

•	We initiated a Company-wide financial integrity program for our key associates. The goal of the program is to underscore the importance of integrity and to help our associates as they tackle day-to-day business matters.

•	We have ceased certain business practices at our U.S. retail arenas that have been identified during the year by Internal Audit and were considered by management and the Audit Committee not to be in accordance with the highest standards for ethical business conduct as also reflected in our recently adopted Code of Ethics.

•	We implemented at U.S. Foodservice a project that we call U.S. Foodservice Advanced Service Technologies (“USFAST”). The focus of USFAST is to reduce the complexities related to U.S. Foodservice’s disparate systems. USFAST is designed to improve Company-wide the integrity, accuracy and availability of information to support U.S. Foodservice’s business.

•	We continued to hire additional qualified and experienced associates specifically in finance and accounting.

•	We have increased our training efforts, particularly in the area of finance. We have continued our GAAP training programs and have started with Sarbanes-Oxley Act and IFRS training programs.

Except as described above, there was no other change in our internal controls over financial reporting during 2004 that has materially affected, or is reasonable likely to materially affect, our internal controls over financial reporting.

Ahold Annual Report 2004

Corporate Governance

Developments in 2005

We have committed, and will continue to commit, considerable resources to our efforts to improve and strengthen our internal controls. In particular the following is worth noting:

•	We are continuing our efforts to be able to comply on a timely basis with the requirements of Section 404 of the Sarbanes-Oxley Act. All departments concerned within our organization are continuing their documentation and will begin testing activities.

•	We continue to develop additional uniform control standards that are applicable to all of our continuing operations and that cover a variety of topics.

•	We have started an enterprise risk management pilot program within the organization. The main objective of this program is to provide us with a framework against which we can evaluate our current risk management activities.

•	Our Corporate Executive Board adopted the Code of Ethics on March 1, 2005, applying to a great number of our associates.

The special task force, established in 2003 to oversee the remediation of the internal control issues identified in the investigations has been dismantled in 2005. The responsibilities of this task force have been transferred to the permanent committees or groups within the organization with the Corporate Executive Board having overall responsibility.

Material weaknesses and reportable conditions

Notwithstanding the improvements that we have made to our internal controls, further improvements are still needed. During the course of the closing and the annual audit of our 2004 financial statements, our management, together with Deloitte Accountants B.V., our independent auditors, identified the existence of two material weaknesses and a number of reportable conditions under the interim standards of the U.S. Public Company Accounting Oversight Board, as well as other internal control issues. Our Audit Committee was notified of these matters.

One material weakness relates to our accounting for income tax provisions, in particular the lack of timely documentation and review and quality control of support for deferred tax assets as well as the timing of releases of tax contingency reserves. The other material weakness relates to our US GAAP reconciliation process, in particular extensive reliance on complex spreadsheets and insufficient review and quality control for certain parts of the US GAAP reconciliation process. Additional compensating controls were implemented to address these two material weaknesses, as well as the reportable conditions and other internal control issues that were identified.

Specifically, to address and compensate for the material weaknesses in connection with the preparation and audit of our 2004 financial statements and this annual report, we instituted additional procedures, reviewed more complex tax transactions, reviewed US GAAP reconciliations and continued our review of documentation and processes in these areas. Based on these other procedures and reviews, our management believes that the consolidated financial statements included in this annual report are fairly stated in all material respects and that all material information required to be disclosed in this annual report has been so disclosed.

In addition, we have started or are contemplating significant remediation activities as described below:

•	In 2004 we made considerable improvements in our accounting for income tax provisions. Among others things, several tax reviews were conducted and documentation was improved. We will continue our efforts in these areas.

•	We will fill the vacancy of head of global tax and hire additional staff.

•	In 2004 we added US GAAP staff and enhanced the depth of US GAAP knowledge of our existing accounting personnel. We will continue these efforts in 2005.

•	We will integrate the US GAAP reconciliation into our consolidation system which we believe will make the process more robust.

•	We will increase formality and rigor around key controls and procedures.

Subsequent to the issuance of the Company’s 2003 financial statements, the Company identified certain unintentional errors that had been made in the calculation of net income (loss) and shareholders’ equity under US GAAP for 2003, 2002 and prior years. The Company’s US GAAP information for 2003 and 2002 has been restated to correct these errors. Errors relating to years prior to 2002 have been adjusted in the opening equity for 2002. For further information, see Note 31 to our consolidated financial statements included in this annual report.

Evaluation of disclosure controls and procedures

Our CEO and CFO, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), evaluated the effectiveness of our disclosure controls and procedures as of January 2, 2005 (the end of the period covered by this annual report). Disclosure controls and procedures are those designed to

Ahold Annual Report 2004

ensure that information required to be disclosed in our reports filed under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Disclosure controls and procedures are also designed to ensure that the information is accumulated and communicated to our management, including our CEO and our CFO, as appropriate, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives.

With respect to the requirement that the CEO and CFO set forth in a company’s annual report their conclusions as to whether the company’s disclosure controls and procedures are or are not effective, the SEC has stated that a company cannot make a qualified statement or a statement containing exceptions. Hence, given the fact that two material weaknesses have been identified and given the fact that those material weaknesses, either individually or in the aggregate, may affect the effectiveness of our disclosure controls and procedures as of January 2, 2005, notwithstanding the compensating controls that were implemented, our CEO and CFO were not able to conclude that our disclosure controls and procedures were effective as of January 2, 2005.

Compliance with section II.1.4 of the Dutch Corporate Governance Code

Except as indicated in the “Corporate Governance – Compliance with Dutch Corporate Governance Code”, we apply all of the relevant provisions of the Dutch Corporate Governance Code. Section II.1.4 requires management to assess the adequacy of the internal risk management and control systems.

The concept of internal risk management and control systems as used in the Dutch Corporate Governance Code varies significantly from the concept of disclosure controls and procedures under the Exchange Act and related SEC rules as referred to above.

The most important risk factors inherent in our businesses and our objectives are listed in the “Risk Factors” section of this annual report.

The Corporate Executive Board is of the opinion that our internal controls continue to need improvement. As noted above, in connection with our 2004 closing and audit, two material weaknesses have been identified relating to (i) accounting for income tax provisions, and (ii) our US GAAP reconciliation process. Additional compensating controls were implemented to address these two material weaknesses, reportable conditions and other internal control issues that were identified which do not rise to the level of material weaknesses.

Based on the outcome of our review of the operation of our internal risk management and internal control systems, including the additional compensating controls to address the identified material weaknesses, reportable conditions and other internal control issues, the Corporate Executive Board is of the opinion that these systems provide a reasonable level of assurance and that they are suitable and adequate and have operated effectively in 2004 and that, consequently, Ahold is in compliance with the requirements of recommendation II.1.4 of the Dutch Corporate Governance Code. The outcome of this review and the current status has been discussed with the external auditor, the Audit Committee and the full Supervisory Board.

Since the internal control systems over financial reporting throughout our whole organization are currently under review in light of our future obligations pursuant to Section 404 of the Sarbanes-Oxley Act, the above statement by the Corporate Executive Board does not imply an assessment on the adequacy and effectiveness of Ahold’s internal control systems over financial reporting as required by Section 404.

Risk Factors

The following discussion of risks relating to Ahold should be read carefully when evaluating our business, our prospects and the forward-looking statements contained in this annual report.

Any of the following risks could have a material adverse effect on our financial condition, results of operations, liquidity and the actual outcome of matters which the forward-looking statements contained in this annual report refer to. The risks described below are not the only ones we are facing. There may be additional risks we are currently unaware of, and these may be common to most companies. There may also be risks that we now believe are immaterial, but which turn out to have a material adverse effect on our financial condition, results of operations, liquidity and the actual outcome of matters which the forward-looking statements contained in this annual report refer to. For additional information regarding forward-looking statements, see “Forward-looking Statements Notice” included in this annual report.

Risks relating to pending investigations and legal proceedings

Results of pending investigations and legal proceedings could have a material adverse effect on our financial condition, results of operations, liquidity and the prices of our common shares and ADSs.

On February 24, 2003, we announced that net earnings and earnings per share for 2002 would be significantly lower than previously indicated and that we would be restating our financial position and results for 2001 and 2000 because of accounting irregularities at one of our operating subsidiaries, U.S. Foodservice, and certain questionable transactions at Disco S.A. (“Disco”) and because certain of our joint ventures had been improperly consolidated. In our 2002 annual report, we restated our financial position and results for 2001 and 2000.

U.S. and non-U.S. governmental and regulatory authorities have initiated civil and criminal investigations into us and certain of our subsidiaries. Numerous civil lawsuits and legal proceedings were filed in the U.S. and in the Netherlands naming Ahold and certain of our current and former directors, officers and associates as defendants. For a further discussion of these legal proceedings and investigations, see Note 30 to our consolidated financial statements included in this annual report.

The Dutch Public Prosecutor has charged a number of individuals, including some of our former directors and officers, with offenses in connection with the events leading to the announcement on February 24, 2003 and related developments. If any of them were to be convicted, this may have an adverse impact on the outcome of civil litigation in which we are defendants.

In the Netherlands, we are involved in two legal proceedings initiated by the Vereniging van Effectenbezitters (the Dutch Shareholders’ Association or “VEB”). For more information about the actions taken by the Dutch Public Prosecutor or about the VEB proceedings, see Note 30 to our consolidated financial statements included in this annual report.

We are cooperating fully with the investigations and are defending the civil lawsuits filed against us. However, we cannot predict when the pending investigations or legal proceedings will be completed or the likely outcome of any of the investigations or legal proceedings. It is possible that they could lead to criminal charges, civil enforcement proceedings, additional civil lawsuits, settlements, judgments and/or consent decrees either against us or our subsidiaries or both, and that, as a result, we will be required to pay substantial fines, damages or other payments, consent to injunctions on future conduct, lose the ability to conduct business with government entities and with customers in the casino and gaming industries or suffer other penalties, each of which could have a material adverse effect on our financial condition, results of operations, liquidity and the prices of our common shares and ADSs.

In 2004, we incurred a lower amount compared to 2003 of additional professional fees for our auditors, lawyers and other advisors, a large portion of which was related to investigations and legal proceedings. We will continue to incur significant costs and expenses as a result of the ongoing investigations and legal proceedings. Furthermore, as a result of our contractual relationships with the banks that acted as underwriters of some of our securities offerings, we may be obligated to indemnify the underwriters for certain legal fees and certain judgment that may be obtained against them. The ultimate determination of our indemnity obligations could have a material adverse effect on our financial condition, results of operations and liquidity.

Ahold Annual Report 2004

We may have insufficient directors’ and officers’ liability insurance.

We have indemnified various current and former directors, officers and associates, as well as those of some of our subsidiaries, for expenses they have incurred as a result of the pending and possible future investigations and legal proceedings discussed above and we expect to incur further expenses for indemnification of expenses and any possible fines, liabilities or fees that they may face, and to advance to or reimburse such persons for defense costs, including attorneys’ fees. We have directors’ and officers’ liability insurance, but substantially all of our insurance carriers under our directors and officers liability insurance policies which could potentially provide coverage for expenses and liability incurred as a result of the pending and possible future insurance investigations discussed above initially took the position that such coverage was rescinded or contested coverage in some manner, which has resulted in (1) two negotiated settlements reinstating full coverage and enlargement of policy conditions in exchange for significant premium payments and (2) compromises of policy limits effectively decreasing the amount of available directors’ and officers’ liability insurance coverage under those policies. Ultimately, one or more of our insurance carriers may decline to pay on our policies, or such coverage may be insufficient to cover our expenses and liabilities, if any, in some or all of these matters. As set forth in more detail in Note 30 to our consolidated financial statements included in this annual report, we renewed our directors’ and officers’ liability insurance effective as of September 1, 2004 until September 30, 2005 at rates substantially higher than in the past, and we cannot assure you that the rates will not increase further. To the extent that we do not have adequate insurance, our indemnification obligations could have a material adverse effect on our financial condition, results of operations and liquidity.

Risks relating to our internal controls

We have internal control issues and may face difficulties in remedying our internal controls.

Our internal controls need improvements. We have two material weaknesses, a number of reportable conditions and other internal control issues. We have taken and will continue to take steps to address all of our internal control issues. For a further discussion regarding our internal control deficiencies and actions taken to remedy them, see the “Corporate Governance” section of this annual report. Our failure to adequately remedy these internal control issues or others that are found in the future, or to implement new or improved internal controls, could result in accounting error or misstatements in our financial statements and could harm the reliability of our financial statements, which could in turn adversely affect investor confidence and the prices of our common shares and ADSs.

We have committed and will continue to commit substantial resources, including management time, to remedy and improve our internal controls and to be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. These commitments could have a material adverse effect on our financial condition, results of operations and liquidity.

Risks relating to currency exchange and interest rate fluctuations

We are exposed to currency exchange and interest rate fluctuations, which could have a material adverse affect on our financial condition, results of operations and liquidity.

We operate businesses in a variety of countries throughout the world. A substantial portion of our net sales, assets, liabilities and results of operations are denominated in foreign currencies, primarily the U.S. dollar. In particular, we are exposed to fluctuations in the value of the U.S. dollar against the Euro, which is our reporting currency. As a result, we are subject to foreign currency exchange risks due to exchange rate movements in the form of both transaction and translation risks. Our results are also impacted by currency valuations in Central Europe and South America.

Although it is our policy to attempt to manage, but not eliminate, our foreign exchange exposure by borrowing in local currency or employing currency swaps to the extent possible or practicable, currency exchange rate movements can affect our transaction costs. The corresponding fluctuations in our balance sheet ratios may still be substantial. Furthermore, if a particular currency becomes highly volatile, that could have a material adverse impact on our financial condition, results of operations and liquidity. For additional discussion of our risk management, see “Management’s Discussion and Analysis-Quantitative and Qualitative Disclosures about Market Risk.”

We are also exposed to fluctuations in interest rates. As of year-end 2004, approximately EUR 1.1 billion, or 18%, of our long-term borrowings (excluding our capital leases) bear interest on a floating basis. Accordingly, changes in interest rates can affect the cost of these interest-bearing

Ahold Annual Report 2004

Risk Factors

borrowings. As a result, our financial condition, results of operations and liquidity could be materially adversely affected by interest rate fluctuations. Our attempts to mitigate interest rate risk by financing non-current assets and a portion of current assets with equity and long-term liabilities with fixed interest rates and our use of derivative financial instruments, such as interest rate swaps, to manage our risk could result in our failure to realize savings if interest rates fall. For additional information, see “Management’s Discussion and Analysis – Quantitative and Qualitative Disclosures about Market Risk.”

Risks relating to our strategy

If our food retail business is unable to realize expected cost savings, this could have a material adverse effect on our financial condition, results of operations and liquidity.

As part of our Road to Recovery strategy, we have launched several strategic initiatives for our food retail business. These include initiatives which we expect will allow us to realize net cost savings aggregating approximately EUR 600 million by the end of 2006. Based upon the successful completion of our various initiatives and our divestment program by the end of 2005, our operating targets for our food retail business are to achieve net sales growth of 5%, an EBITA margin of 5% and a return on net assets of 14% for full year 2006. However, we may encounter difficulties or delays in implementing our strategic initiatives which could result in our not achieving the expected cost savings from these initiatives or meeting any or all of our targets. We may also incur unanticipated costs in implementing our strategy. If we do not successfully carry out our strategy with respect to our food retail business, this could have a material adverse effect on our financial condition, results of operations and liquidity.

Our failure to carry out our plan to rebuild U.S. Foodservice and return it to profitability could have a material adverse effect on our financial condition, results of operations and liquidity.

U.S. Foodservice accounts for a substantial portion of our net sales. Although we are in the process of rebuilding U.S. Foodservice to restore its value and improve its profitability, our plan may not be successful. For further information about our plans and steps to be taken to rebuild U.S. Foodservice, see “Management’s Discussion and Analysis-Factors Affecting Our Results of Operations and Financial Position-Road to Recovery.” We cannot assure you that we will be able to successfully complete these plans or that when they are complete U.S. Foodservice will satisfactorily improve its profitability. We may be unable to complete successfully all or many of U.S. Foodservice’s initiatives, which could hamper the rebuilding of U.S. Foodservice, which could have a material adverse effect on our overall financial condition, results of operations and liquidity. Moreover, based upon the charges already brought against former officers of U.S. Foodservice and in the event of any adverse developments in the pending investigations of U.S. Foodservice or its current or former officers, U.S. Foodservice could suffer a sudden and material loss of business among its customers or be restricted from pursuing new business from certain customers, particularly those customers that are governmental entities or in the casino and gaming industries.

Risks relating to our liquidity

Our level of debt could adversely affect our financial condition, results of operations and liquidity and could restrict our ability to obtain additional financing in the future.

We are reducing our debt as part of our Road to Recovery strategy. We have made progress and intend to further reduce gross debt. However, we continue to have substantial indebtedness at the end of 2004 totaling EUR 9.3 billion. In addition to the obligations recorded on our balance sheet, we also have various commitments and contingent liabilities that may result in significant future cash requirements. Although some of our debt instruments and other arrangements place conditions on our incurring further debt, we are not barred from doing so. To the extent we incur incremental debt, our leverage risk will increase. Our significant level of debt could adversely affect our business in a number of ways, including but not limited to, the following:

•	because we must dedicate a substantial portion of our cash flow from operations to the payment of interest and principal on our debt, we have less cash available for other purposes;

•	our ability to obtain additional debt financing may be limited and the terms on which such financing is obtained may be negatively affected; or

•	we may be placed at a competitive disadvantage by our limited flexibility to react to changes in the industry and economic conditions and our financial resources may be diverted away from the expansion and improvement of our business. As a result, we could lose market share and experience lower sales, which may have a material adverse effect on our financial condition, results of operations and liquidity.

Ahold Annual Report 2004

For additional information on our liquidity and leverage, see “Management’s Discussion and Analysis-Liquidity and Capital Resources” and Note 30 to our consolidated financial statements included in this annual report.

Downgrading of our credit ratings could adversely impact our ability to finance our business.

Relating to the events in early 2003, Moody’s Investors Services (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”) downgraded our credit ratings to below investment grade ratings. As part of our strategy to restore our financial health, we are focused on working towards meeting the applicable investment grade ratings criteria. During 2004, both Moody’s and S&P upgraded our credit ratings, but such credit ratings remain below investment grade. While none of our credit facilities or other debt instruments contain direct events of default that are triggered by credit rating downgrades, a downgrade of our long-term debt by either S&P or Moody’s could raise liquidity concerns, reduce our flexibility in accessing a broad array of funding sources, increase our costs of borrowing, result in our being unable to secure new financing or affect our ability to make payments on outstanding debt instruments and comply with other existing obligations, any of which could have a material adverse effect on our financial condition, results of operations and liquidity. In addition, we cannot assure you that we will be able to meet the applicable investment grade rating criteria, particularly if the steps we are taking to reduce our debt and increase our liquidity position are not successful, or as a result of various other factors, including a continued economic downturn or any adverse outcome of the pending or any future external investigations and legal proceedings. For a further discussion of our credit ratings, see “Management’s Discussion and Analysis-Liquidity and Capital Resources Credit Ratings” and Note 24 to our consolidated financial statements included in this annual report.

Our current insurance coverage may not be adequate, and insurance premiums and letters of credit and cash collateral requirements for third-party coverage may increase, and we may not be able to obtain insurance or maintain our existing insurance at acceptable rates, or at all.

Following the events in early 2003 and our credit ratings downgrades, the third-party insurance companies that provide the fronting insurance that is part of our self-insurance programs as described later in this annual report have required us to provide significantly greater amounts of cash collateral, letters of credit and surety bonds. We have also, in some circumstances, been required to replace our self-insurance programs with high deductible programs from third-party insurers at a higher cost. Although we currently are able to provide sufficient letters of credit for our insurance and surety bond requirements, our future letter of credit requirements for our insurance and other cash collateral needs may increase significantly. In this event, we will need to obtain additional financing sources and any cash collateral we provide will not be available to fund our liquidity needs. It is possible that we may not be able to maintain adequate insurance coverage against liabilities that we incur in our business through our self-insurance and high deductible programs or, if necessary, purchase commercial insurance to replace these programs. Our insurance premiums to third-party insurers also may increase in the future and we may not be able to obtain similar levels of insurance on reasonable terms or at all. The inadequacy or loss of our insurance coverage, or the continued payment of higher premiums, could have a material adverse effect on our financial condition, results of operations and liquidity.

For additional information regarding our self-insurance coverage, see “Management’s Discussion and Analysis-Liquidity and Capital Resources-Off-Balance Sheet Arrangements-Retained or Contingent Interests-Insurance” and Note 23 to our consolidated financial statements included in this annual report.

Risks relating to our industry and business

We are a low margin business and our operating income is sensitive to price fluctuations.

Our retail and foodservice businesses are characterized by relatively high inventory turnover with relatively low profit margins. We make a significant portion of our sales at prices that are based on the cost of products we sell plus a percentage markup. As a result, our absolute levels of profit will go down during periods of food price deflation, particularly in our foodservice business, even though our gross profit percentage may remain relatively constant. Additionally, our foodservice business profit levels may go down in periods of food price inflation if we are not able to pass along to our customers in a timely manner cost increases from our vendors. In addition, our retail and foodservice businesses could be adversely affected by other factors, including inventory control, competitive price pressures, severe weather conditions, unexpected increases in fuel or other transportation related costs, volatility in food commodity prices and difficulties in collecting accounts receivable. Any of these factors

Ahold Annual Report 2004

Risk Factors

may adversely affect our financial condition, results of operations and liquidity.

We are subject to intense and increasing competition and consolidation. If we are unable to compete successfully, our financial condition, results of operations and liquidity will be adversely affected.

We continue to experience intense competition in our retail trade business from other grocery retailers, discount retailers such as Wal-Mart in certain regions of the U.S., and other competitors such as supercenters and club, warehouse and drug stores. Our foodservice business in the U.S. similarly faces intense competition from competitors including Sysco, regional distributors, specialty distributors and local market distribution companies. Consolidation in the food retail and foodservice industries due to increasing competition from larger companies is likely to continue. Our ability to maintain our current position is dependent upon our ability to compete in these industries through various means such as price promotions, continued reduction of operating expenses and, in the case of our food retail business, store expansions. A number of our retail operations have started price reduction programs designed to halt or prevent market share loss, increase market share and/or to increase the ultimate levels of profit. A successful price reduction program requires careful and well-timed management of a number of complex factors, including efficient inventory management, negotiations with vendors of national and private label products to reduce prices without reducing quality, cutting staffing costs without compromising the quality of service and effective communication of new prices to shoppers. We cannot assure you that these programs will be successful or that our competitors will not counteract and engage in price wars against us. Any of these factors, or any combination of them, could have a material adverse effect on our financial condition, results of operations and liquidity.

In addition, our reduced capital expenditure program could hinder our ability to compete and could lead to a loss of market share in our key markets in the U.S. and the Netherlands. The food retail and foodservice industries are also highly sensitive to changes in customer behavior.

While we believe there are opportunities for sustained and profitable growth, unanticipated actions of competitors and increasing competition in the food retail and foodservice industries could continue to negatively affect our financial condition, results of operations and liquidity.

We face risks related to our union or collective bargaining contracts.

As of year-end 2004, approximately 108,700 associates in our U.S. retail operating companies and approximately 5,600 associates in our U.S. Foodservice operating companies were represented by unions. Collective bargaining agreements covering approximately 30% of our total U.S. retail associates and approximately 9% of our total U.S. Foodservice associates have expired or will expire before the end of 2005. Furthermore, although only a minority of our associates in the Czech Republic are union members, all of our associates are covered by a collective bargaining agreement. A new collective bargaining agreement was concluded during 2004 and applies to the period July 2004 till the end of 2007.

Although collective bargaining agreements covering approximately 95% of our associates in the Netherlands expired by the end of 2004, due to significant changes in legislation in the areas of early retirement and sick pay, negotiations on collective labor agreements have been postponed and are expected to be resumed in 2005.

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

Poor performance of the stock markets and rising cost of health care benefits may cause us to record significant charges related to our existing pension plans and benefit plans.

Adverse stock market developments may negatively affect the assets of our pension funds, leading to higher pension charges, pension premiums and contributions payable. We have a number of defined benefit pension plans, covering a substantial number of our associates in the Netherlands and in the U.S. Pension charges for defined benefit plans for 2004 and 2003 were EUR 98 million and EUR 58 million higher than in 2002, respectively. Our contributions to our defined benefit plans in 2004 and 2003 were EUR 90 million and EUR 80 million higher than in 2002, respectively. For 2003 the increase was partly due to compliance with minimum coverage ratios prescribed by U.S. and European laws. In 2004, pension and early retirement costs in the Netherlands increased significantly

Ahold Annual Report 2004

mainly due to the transition from the old pension and early-retirement plan to a new one. These higher costs are expected to continue at this level for several years. At year-end 2004, we recognized an additional minimum unfunded pension liability of approximately EUR 355 million, net of tax, before minority share, in connection with our defined benefits plans, compared to EUR 142 million for 2003.

If we are unable at any time to meet any required funding obligations for some of our U.S. pension plans, or if the Pension Benefit Guaranty Corporation (“PBGC”) concludes that, as the insurer of certain U.S. plan benefits, its risk may increase unreasonably if the plans continue, under the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”), the PBGC could terminate the plans and place liens on material amounts of our assets. Our pension plans that cover our Dutch retail and foodservice operations are governed by the Pensioen en Verzekeringskamer (“PVK”). PVK may require us to make additional contributions to our pension plans to meet minimum funding requirements.

In addition, health care costs have risen significantly in recent years and this trend is expected to continue. We may be required to expend significantly higher amounts to fund associate health care plans in the future. Significant increases in health care and pension funding requirements could have a material adverse effect on our financial condition, results of operations and liquidity.

Our business is subject to environmental liability risks and regulations.

Our businesses are governed by environmental laws and regulations in all the countries where we do business. These laws and regulations also govern the discharge, storage, handling and disposal of hazardous or toxic substances. If stricter laws are passed or applicable environmental laws are more strictly enforced, we may incur additional expenditures. Our failure to comply with any environmental, health or safety requirements, or any increase in the cost of such compliance, could have a material adverse effect on our financial condition, results of operations and liquidity.

Business Overview

Business Segments

Our principal business is the operation through subsidiaries and joint ventures of food retail and foodservice activities in the U.S., Europe and South and Central Americas. Our retail business accounted for 69% of our 2004 consolidated net sales while our foodservice activities accounted for 31%. In 2004, 72%, 27% and 2% of our net sales were from the U.S., Europe and South and Central Americas, respectively. For a list of our significant subsidiaries, see the information in Note 32 of our consolidated financial statements included with this annual report.

Food retail business operations

As of year-end 2004, our primary retail businesses were located in the U.S. and Europe. Our food retail companies operate under local brand names. Our food retail sales consist of our retail chain consumer sales, sales to franchise stores and sales to associated stores. Our retail business generally experiences an increase in net sales in the fourth quarter of each year, including as a result of holiday sales.

Stop & Shop/Giant-Landover Arena

This arena, headquartered in Quincy, Massachusetts, is comprised of the following entities:

•	The Stop & Shop Supermarket Company (“Stop & Shop”), acquired in 1996, which has a market area consisting of Massachusetts, Connecticut, Rhode Island, New Jersey, New York and New Hampshire.

•	Giant Food LLC (“Giant-Landover”), acquired in 1998, which has a market area consisting of Maryland, Virginia, Delaware, New Jersey and the District of Columbia.

•	Peapod, LLC (“Peapod”), acquired in 2000-2001, which provides an internet-based home shopping and grocery delivery service as an integrated service of the Stop & Shop/Giant-Landover Arena, along with service to the metropolitan areas of Chicago, Illinois and Milwaukee, Wisconsin.

•	U.S. integrated support service organizations.

This arena operated the following retail properties as of year-end 2004:

	Square meters [1]	Stores
Stop & Shop Supermarkets	800 – 4,600	66
Stop & Shop Superstores	2,500 – 5,300	291
Giant-Landover Supermarkets [2]	1,000 – 4,700	199
Stand-alone pharmacies	154 - 1,795	7

Total [3]		563

[1]	The property data is presented in square meters, which may be converted to square feet by multiplying the number of square meters by 10.75.

[2]	Giant-Landover also operates in New Jersey and Delaware under the name “Super G” to distinguish itself from Ahold’s Giant-Carlisle.

[3]	Of these stores, 38% were subject to capital leases, 43% were subject to operating leases and 19% were owned.

This arena also operated the following other facilities or property as of year-end 2004:

Number of properties [1]
Warehouses / distribution centers / transportation centers / production	35
Offices [2]	12
Land held for future development	116
Locations subleased to third party or intercompany [3]	166
Locations not in use	0

Total [4]	329

[1]	Includes facilities related to Peapod and properties held by Ahold Real Properties.

[2]	The former Giant-Landover headquarters is currently underutilized as a result of the integration with Stop & Shop. A suitable disposition is currently being sought.

[3]	These facilities were fully utilized and have adequate capacity for our current foreseeable needs.

[4]	Of these facilities 3% were subject to capital leases, 45% were subject to operating leases and 52% were owned.

Ahold Annual Report 2004

U.S. integrated support service organizations

We have improved operational efficiency by centralizing certain functions common to our U.S. retail subsidiaries into integrated support service organizations. In 2004 several of these integrated support service organizations expanded their activities to include an increasing amount of activities of U.S. Foodservice. The costs are charged out to the different arenas or operating companies, based upon their utilization of the service. The remaining results of these organizations are reflected in the results of the Stop & Shop/ Giant-Landover Arena. The U.S. integrated support service organizations consist of the following:

•	Perishable procurement organization, located in Freetown, Massachusetts, negotiates prices for perishable products for the U.S. retail arenas and for U.S. Foodservice.

•	Corporate brands department, located in Braintree, Massachusetts, manages the buying and product development of the U.S. retail arena’s private label merchandise.

•	BrainTree Sourcing, located in Braintree, Massachusetts, negotiates contracts for services and products used within the U.S. retail arenas and at U.S. Foodservice.

•	Ahold Information Services, located in Greenville, South Carolina, develops technology solutions and operates the data processing centers supporting the U.S. retail arenas and portions of U.S. Foodservice.

•	The Molly Anna Company, located in Canton, Massachusetts, administers our U.S. retail arenas and U.S. Foodservice self-insurance programs.

•	American Sales Company, located in Buffalo, New York, provides purchasing and distribution services in health and beauty care items, pharmacy and general merchandise to the U.S. retail arenas.

•	Ahold Financial Services, located in Carlisle, Pennsylvania, provides accounting and financial services to the U.S. retail arenas.

Giant-Carlisle/Tops Arena

This arena, headquartered in Carlisle, Pennsylvania, is comprised of the following entities:

•	Giant Food Stores, LLC (“Giant-Carlisle”), acquired in 1981, which has a market area consisting of Pennsylvania, Maryland, Virginia and West Virginia.

•	Tops Markets, LLC (“Tops”), acquired in 1991, which has a market area consisting of Northern New York, North East Ohio and Northern Pennsylvania.

This arena operated the following retail properties as of year-end 2004:

	Square meters [1]	Stores
Giant-Carlisle [2]	1,600-4,800	119
Tops [3]	30-6,300	358

Total [4]		477

[1]	The property data is presented in square meters, which may be converted to square feet by multiplying the number of square meters by 10.75.

[2]	Referred to as Giant-Carlisle to distinguish it from Ahold subsidiary Giant-Landover.

[3]	We announced our intention in January 2004 to divest the 200 Company-operated Tops convenience stores located in Western, Central and Northern New York as part of our strategic plan. We expect to finalize the sale during 2005 as part of our Road to Recovery strategy, subject to our successful negotiations with potential buyers and the satisfaction of certain closing conditions.

[4]	Of these stores, 44% were subject to capital leases, 46% were subject to operating leases and 10% were owned.

This arena also operated the following facilities or property as of year-end 2004:

Number of properties
Warehouses / distribution centers / transportation centers / production	3
Offices	7
Land held for future development or sale	33
Locations subleased to third party or intercompany [2]	23
Locations not in use [1]	14
Other	1

Total [3]	81

[1]	These facilities were not fully utilized as of year-end 2004. Suitable dispositions are currently being sought. The other facilities listed in this table are fully utilized and have adequate capacity for our current foreseeable needs.

[2]	Does not include five franchise stores.

[3]	Of these facilities 13% were subject to capital leases, 41% were subject to operating leases and 46% were owned.

Ahold Annual Report 2004

Business Overview

BI-LO/Bruno’s Arena

As of year-end 2004, this arena consisted of the following entities:

•	BI-LO LLC (“BI-LO”), acquired in 1977, which has a market area consisting of South Carolina, North Carolina, Tennessee and Georgia.

•	Bruno’s Supermarkets, Inc. (“Bruno’s”), acquired in 2001, which has a market area consisting of Alabama, Florida, Mississippi and Georgia.

In February 2004, we announced our intention to divest BI-LO and Bruno’s. As a result of the decision to divest BI-LO and Bruno’s, work to integrate their operations as an independent arena was terminated. In January 2005, we completed the sale of BI-LO and Bruno’s to an affiliate of Lone Star Funds.

This arena operated the following retail properties as of year-end 2004:

	Square meters[1]	Stores
BI-LO	940-4,200	288
Bruno’s 2	120-3,900	165

Total [3]		453

[1]	The property data is presented in square meters, which may be converted to square feet by multiplying the number of square meters by 10.75.

[2]	Does not include one standalone pharmacy.

[3]	Of these stores, 46% were subject to capital leases, 41% were subject to operating leases and 13% were owned.

This arena operated the following other facilities or property as of year-end 2004:

Number of properties
Warehouses / distribution centers /
transportation centers / production	8
Offices	4
Land held for future development or sale	19
Locations subleased to third party or intercompany [1]	12
Locations not in use [2]	29

Total [3]	72

[1]	These facilities were fully utilized and have adequate capacity for our current foreseeable needs.

[2]	These facilities were not fully utilized as of year-end 2004. Suitable dispositions are currently being sought. The other facilities listed in this table are fully utilized and have adequate capacity for our current foreseeable needs, except as noted.

[3]	Of these facilities 14% were subject to capital leases, 50% were subject to operating leases and 36% were owned.

Albert Heijn Arena

This arena, headquartered in Zaandam, the Netherlands, is comprised of the following entities:

•	Albert Heijn B. V. (“Albert Heijn”), established in 1887, which has a market area consisting of the Netherlands.

•	Gall & Gall B. V. (“Gall & Gall”), acquired in 1974, which has a market area consisting of the Netherlands.

•	Etos B.V. (“Etos”), acquired in 1974, which has a market area consisting of the Netherlands.

•	Ahold Vastgoed B.V. (“ARE”), which supports real estate operations for the arena.

•	Ahold Coffee Company B. V., acquired in 1971, which supplies coffee to the arena.

This arena operated the following retail properties as of year-end 2004:

	Square meters[1]	Stores
Albert Heijn	100-4,000	489
Gall & Gall	60-400	297
Etos	100-400	197

Total [2]		983

[1]	The property data is presented in square meters, which may be converted to square feet by multiplying the number of square meters by 10.75.

[2]	Of these stores 100% were subject to operating leases.

This arena also operated the following other facilities or property as of year-end 2004:

Number of properties
Warehouses / distribution centers /
transportation centers / production	15
Offices	2
Locations subleased to third party or intercompany [1]	182
Locations not in use [2]	16
Other	9

Total [3]	224

[1]	These facilities were fully utilized and have adequate capacity for our current foreseeable needs.

[2]	These facilities were not fully utilized as of year-end 2004. Suitable dispositions are currently being sought. The other facilities listed in this table are fully utilized and have adequate capacity for our current foreseeable needs.

[3]	Of these facilities, 1% were subject to capital leases, 88% were subject to operating leases and 11% were owned.

Ahold Annual Report 2004

Central Europe Arena

This arena, headquartered in Prague, Czech Republic, is comprised of the following entities:

•	Ahold Polska Sp. z o.o. (“Ahold Polska”), established as a joint venture in 1995 and acquired fully in 1999, which has a market area consisting of Poland.

•	Ahold Czech Republic, a.s. (“Ahold Czech Republic”), established in 1991, which has a market area consisting of Czech Republic.

•	Ahold Retail Slovakia, k.s. (“Ahold Slovakia”), established in 2001, which has a market area consisting of Slovakia.

This arena operated the following retail properties as of year-end 2004:

	Square meters[1]	Stores
Ahold Polska [2]	300-8,300	192
Ahold Czech Republic [2]	300-9,700	231
Ahold Slovakia	2,800-10,000	19

Total [3]		442

[1]	The property data is presented in square meters, which may be converted to square feet by multiplying the number of square meters by 10.75.

[2]	We sold two hypermarkets in November 2003 to Carrefour Polska Sp. z o.o. and an additional 12 hypermarkets in February 2005 to Carrefour Polska Sp. z o.o. In April 2005, we sold our last hypermarket in Poland to real,- Sp. z o.o. i Spolka s.k.

[3]	Of these stores, 7% were subject to capital leases, 67% were subject to operating leases and 26% were owned.

This arena operated the following other facilities or property as of year-end 2004:

Number of properties
Warehouses / distribution centers / transportation centers / production	9
Offices	6
Land held for future development or sale	9
Locations subleased to third party or intercompany [1]	42
Locations not in use [2]	8
Other	18

Total [3]	92

[1]	These facilities were fully utilized and have adequate capacity for our current foreseeable needs.

[2]	These facilities were not fully utilized as of year-end 2004. Suitable dispositions are currently being sought. The other facilities listed in this table are fully utilized and have adequate capacity for our current foreseeable needs.

[3]	Of these facilities 2% were subject to capital leases, 39% were subject to operating leases and 59% were owned.

Other Europe

Other Europe in 2004 was comprised of the following entities:

•	Schuitema N.V. (“Schuitema”), acquired in 1988, which has a market area consisting of the Netherlands.

•	Spanish operations, acquired through a series of acquisitions in 2000 and 2001.

In December 2004 we completed the sale of Ahold Supermercados, Spain to CMA, S.a.r.l., a subsidiary of Permira Funds. Prior to this divestment we operated almost 600 stores on the Spanish mainland and the Canary Islands.

As of year-end 2004, Other Europe (which consisted at that time only of Schuitema) operated the following retail properties:

	Square meters[1]	Stores[2]
Schuitema	550-4,000	93

Total		93

[1]	The property data is presented in square meters, which may be converted to square feet by multiplying the number of square meters by 10.75.

[2]	Does not include 378 associated stores.

Other Europe also operated warehouses, distribution centers, transportation centers, production facilities and offices as of year-end 2004.

Ahold Annual Report 2004

Business Overview

Rest of World

In addition to our retail operations in the U.S. and Europe, we also have operations in South America and, until March 2004, in the Asia/Pacific region. As a part of our Road to Recovery strategy we announced in April 2003 our intention to divest our remaining subsidiaries in these regions. We completed our divestiture of all of our Asia Pacific operations in March 2004. With the exception of Ahold’s remaining interest in Disco in Argentina, Ahold completed the sale of all its operations in South America in 2003, 2004 and 2005.

Bompreço

•	In March 2004, we completed the sale of Bompreço S.A. Supermercados do Nordeste (“Bompreço”) in Brazil to Wal-Mart and sold our Brazilian credit card operation Hipercard to Unibanco.

•	Prior to these divestments Bompreço operated 70 supermarkets, 28 hypermarkets and 20 other food retail stores in Brazil.

G. Barbosa

•	In April 2005, we sold G. Barbosa Comercial Ltda. (“G. Barbosa”) to an affiliate of ACON Investments, a U.S.-based investment firm.

•	As of year-end 2004, G. Barbosa operated 7 hypermarkets and 25 supermarkets in the northeastern Brazilian states of Sergipe and Bahia.

Disco

•	In March 2004, we entered into an agreement to sell our 99.94% controlling interest in Disco S.A. (“Disco”) to Cencosud S.A. (“Cencosud”), subject to certain closing conditions, including obtaining local antitrust approval and the absence of any legal obstacles to consummating the sale.

•	In November 2004, we transferred to Cencosud approximately 85% of the outstanding Disco shares, subject to approval by the Argentine antitrust authorities.

•	In March 2005, Ahold received from escrow the final purchase amount for the approximately 85% of the outstanding shares of Disco, which it had transferred in November 2004 to Censosud.

•	The purchase amount for the remaining approximately 15% of the Disco shares that currently have not been transferred by Ahold to Censosud remains in escrow until such shares can legally be transferred to Censosud. As of March 23, 2005, these shares were subject to certain Uruguayan court orders processed and executed in Argentina, which could potentially prohibit their transfer. Pending the transfer of those shares, we have agreed to exercise our voting rights with regard to those shares according to Cencosud’s instructions and to pay to Cencosud any dividends received on such shares.

•	Prior to the transfer in November 2004, Disco operated 235 stores in Argentina.

Santa Isabel

•	We divested our operations in Chile, Paraguay and Peru in July, September and December 2003, respectively. Our operation in Chile was sold to Cencosud S.A., our operation in Peru was sold to Grupo Interbank and a group of investors led by Nexus Group and Paraguay was sold to A.J. Vierci.

•	Prior to these divestments we operated, through our subsidiary Santa Isabel S.A. (“Santa Isabel”), 122 stores, with 76 stores in Chile, 36 in Peru and 10 in Paraguay.

Ahold Kuok Malaysia

•	We completed the sale of our Malaysian operations to Dairy Farm Giant Retail Sdn Bhd, a subsidiary of Dairy Farm International Holdings Limited, in the third quarter of 2003.

•	Prior to this divestment, we operated 34 stores in Malaysia.

CRC Ahold Co. Ltd.

•	We completed the sale of our Thailand operations to our partner, the Central Group, in March 2004.

•	Prior to this divestment, CRC Ahold Co. Ltd. operated 47 stores and operated a small operation delivering dry groceries to third-party retailers in Thailand.

PSP Group Indonesia

•	We completed the sale of our Indonesian operations to PT Hero Supermarket Tbk in the third quarter of 2003. Prior to this divestment, the PSP Group operated 24 stores in Indonesia.

Foodservice business operations

Our foodservice business operations provide us with another channel to serve our customers. We supply food and related products to restaurants, cafés, fast food operators as well as other institutional and hospitality supply establishments, including hotels, health care institutions, government facilities, universities, sports stadiums, caterers and canteens. We also provide marketing expertise and business support to our clients.

Our primary foodservice operations are in the U.S. In Europe we own foodservice operations in the Netherlands and Belgium.

Ahold Annual Report 2004

U.S. Foodservice

U.S. Foodservice is comprised of the operations of U.S. Foodservice and its subsidiaries. The USD 160 billion foodservice market in the U.S. is large, widespread and fragmented with numerous smaller distributors on a local and regional level, as well as a limited number of national foodservice distributors. U.S. Foodservice currently has a customer base of approximately 250,000 independent “street” and “multi-unit” chain businesses throughout the U.S. U.S. Foodservice’s operations cover a geographic area in which over 95% of the U.S. population resides. No single customer accounted for more than 10% of net sales in 2004.

U.S. Foodservice supplies food and related products to:

•	“street” businesses including small, independent, operator-owned restaurants;

•	“chain” businesses including multi-unit restaurant, healthcare and catering companies; and

•	governmental entities including military bases, civil governments, and others.

U.S. Foodservice also processes and distributes custom-cut meat products through Stock Yards Meat Packing Company and markets and distributes restaurant equipment and supplies through Next Day Gourmet, L.P.

U.S. Foodservice operated the following facilities as of year-end 2004:

Number of properties
Warehouses / distribution centers / transportation centers / production	134
Offices/retail space	53
Locations not in use[1]	16

Total[2]	203

[1]	These facilities were fully utilized and have adequate capacity for our current foreseeable needs.

[2]	Of these facilities, 3% were subject to capital leases, 58% were subject to operating leases and 39% were owned.

Deli XL

Deli XL N.V./S.A. (“Deli XL”) is a market leader in foodservice in the Netherlands and Belgium. In September 2004 we announced our intention to divest Deli XL as part of the ongoing strategic review of Ahold’s operations.

Deli XL provides a wide range of some 68,500 food and non-food products to approximately 34,000 customers in the small hospitality business (such as hotels, cafes and bars) and institutional markets (such as hospitals and universities).

Deli XL operated the following facilities as of year-end 2004:

Number of properties
Warehouses / distribution centers / transportation centers / production	22
Offices	1

Total[1]	23

[1]	Of these facilities, 43% were subject to operating leases and 57% were owned.

Other Corporate Activities

Our corporate offices are comprised of the following entities:

•	The Ahold Finance Group (Suisse) primarily provides treasury operations and related controlling and corporate functions to the Ahold group. We created this Swiss entity in response to the uncertain future of the taxation of intra-group financing activities within the European Union, of which Switzerland is not a member.

•	Coordination center in Brussels, which mainly performs financial services for the Ahold group in Europe. This coordination center will be closed as of July 1, 2005. The main tasks will be transferred to the Netherlands.

•	Ahold Group Support Office, which is the headquarters in Zaandam, the Netherlands.

Our real estate companies are:

•	In March 2004, we transferred substantially all of the operations of Ahold Real Estate Company (“ARC”) to our arenas. By year-end 2004, ARC had no remaining assets or liabilities.

•	As of year-end 2004, we operated one remaining real estate company in the U.S. under the name of Ahold Real Properties (“ARP”). Properties held by ARP are included in the other facilities and property table for the Stop & Shop/Giant-Landover Arena.

•	The European real estate activities are part of the Albert Heijn Arena and the Central Europe Arena.

•	Schuitema had and will continue to have its own real estate activities in the Netherlands.

The real estate companies owned or leased individual store sites, shopping centers or buildings. Information about locations controlled by these real estate companies and rented to our consolidated subsidiaries is included under each arena.

Ahold Annual Report 2004

Business Overview

The corporate offices operated the following facilities as of year-end 2004:

Number of properties
Offices[1]	5
Locations held for sale or held for sublease [2]	1

Total[3]	6

[1]	The five corporate offices located in the Netherlands, Switzerland, Belgium (2) and U.S. are leased facilities. These facilities are fully utilized and have adequate capacity for our current foreseeable needs. The new corporate office operational lease contract for Amsterdam will be effective in 2005.

[2]	This is the Chantilly, Virginia office (former Ahold USA office), which we plan to sublease to a third party.

[3]	Of these facilities 100% were subject to operating leases.

Unconsolidated joint ventures and equity investees

In addition to our consolidated subsidiaries, we also have interests in retail operations through our unconsolidated joint ventures. The income or losses generated by our unconsolidated joint ventures are included in our share in income (loss) of joint ventures and equity investees. As of year-end 2004, we had interests in three significant entities that we accounted for as unconsolidated joint ventures: ICA AB, Jerónimo Martins Retail and CARHCO N.V.

ICA AB

In April 2000, we acquired a 50% partnership interest in ICA AB (“ICA”), which in turn owns the ICA Group. In November 2004, we purchased the 20% interest of Canica AS in ICA. Simultaneously, we sold half of this stake to ICA Förbundet Invest AB, the other joint venture partner. The resulting shareholdings in ICA are 60% held by Ahold and 40% held by ICA Förbundet.

ICA is an integrated food retail and wholesale group, servicing 2,570 retailer-owned and company-operated neighborhood stores, supermarkets, superstores, hypermarkets and discount stores in Sweden, Norway and the Baltic states as of year-end 2004. ICA also provides limited financial services in Sweden. It is composed of the following entities:

•	ICA Sverige AB (“ICA Sverige”) which is a supermarket wholesaler supplying associated stores under the “ICA” or “MAXI” brand.

•	ICA Norge AS (“ICA Norge”) which operates company owned stores and supplies both franchise and associated stores under the ICA, MAXI, RIMI or Sparmat name.

•	Dansk Supermarked with which, in August 2001, ICA entered into a 50/50 joint venture to develop and operate discount stores and hypermarkets in Sweden and Norway.

•	Etos, which operates stores that sell health and beauty care products in Stockholm.

•	ICA Menyföretagen AB is one of Sweden’s leading food suppliers to restaurants, the catering sector and convenience stores.

•	ICA Baltic AB (“ICA Baltic”) which is ICA’s subsidiary that operates supermarkets and hypermarkets in Latvia, Estonia and Lithuania under the RIMI brand name. In 2005, ICA AB sold 50% of ICA Baltic.

•	ICA Banken AB which is a consumer bank.

•	Recent divestments by ICA include:

•	During the first half of 2004, ICA divested its interest in Statoil Detaljhandel Scandinavia AB (“Statoil Retail”), which previously had been an unconsolidated 50/50 joint venture.

•	During the third quarter of 2004, ICA divested its interest in ICA ISO AS (“ISO”), which was a Danish joint venture.

ICA operated the following retail properties as of year-end 2004:

Stores
ICA Sverige[1]	1,506
ICA Norge[2]	978
Etos	8
ICA Baltic	78

Total[3]	2,570

[1]	The relationship between the independent retailers and ICA Sverige is governed by various types of agreements, under which the retailer pays a specific fee. In exchange, ICA Sverige provides the retailers with services, including, among others, marketing, format development and supply of goods. In addition, in some cases, the ICA Group owns or has rights to the store locations, which it leases to the retailer.

[2]	This includes 161 associated stores. The associated stores operate under cooperation agreements where ICA Norge provides products to the associated stores at a fixed premium to purchase price. In addition, ICA Norge also assists with administration, purchasing organization, distribution and operating and support systems.

[3]	This excludes 58 Dansk Supermarked stores, which are held through a joint venture.

JMR

In 1992, we became a 49% partner in Jerónimo Martins Retail (“JMR”) with Gestão de Empresas de Retalho, SGPS, S.A. in Portugal. JMR owns Pingo Doce, a major supermarket chain, and the Feira Nova hypermarket chain.

As of year-end 2004, Pingo Doce operated 178 supermarkets and Feira Nova operated 28 hypermarkets in Portugal. JMR also has a 50% stake in Funchalgest, SGPS, S.A., which operated 12 Pingo Doce supermarkets and 2 Recheio Cash & Carry stores in Madeira as of year-end 2004.

Ahold Annual Report 2004

JMR operated the following retail properties as of year-end 2004:

Stores
Pingo Doce	190
Feira Nova	28
Recheio	2

Total[1]	220

[1]	This includes 14 stores of Funchalgest, which is a joint venture.

CARHCO

We own a 50% interest in Paiz Ahold N.V. (“Paiz Ahold”) with the Paiz family. Paiz Ahold owns a two-thirds interest in CARHCO N.V. (“CARHCO”).

CARHCO owns an 85.6% stake in La Fragua S.A., a discount store, supermarket and hypermarket company in Guatemala, with a presence in El Salvador and Honduras. CARHCO also owns 100% of CSU International (“CSU”), a discount store, supermarket and hypermarket operator in Costa Rica, Nicaragua and Honduras. In addition, CSU owns 100% of Corporación de Compañias Agroindustriales, CCA. S.A., a company that sources all of the fresh products for CSU and develops private label articles.

CARHCO operated the following retail properties as of year-end 2004:

Stores
Guatemala	116
El Salvador	57
Honduras	30
Costa Rica	123
Nicaragua	30

Total	356

Bodegas Williams & Humbert, S.A.

In 1979, we became a 50% partner in Luis Paez, S.A., a winery based in Jerez de la Frontera, Spain. The main focus of the business of this company is the production and distribution of beverages under several brand names. In 1995, Luis Paez, S.A. obtained full ownership of Williams & Humbert, a prominent sherry producer. A merger between Luis Paez, S.A. and Williams & Humbert went into effect on September 30, 2004, at which time the name of the company became Williams & Humbert. All properties used by the company are owned.

Sources of supplies

Our retail and foodservice businesses purchase from over 10,000 independent sources and our businesses are not dependent on any individual supplier or supply contract. Our purchases fall into one of two categories: for-resale purchases and not-for-resale purchases. For-resale purchases are those where the products purchased are intended for resale to our customers. Not-for-resale purchases are those where the products and services purchased are not intended for resale to our customers. For-resale purchases make up the majority of our purchases. The for-resale sources of supply consist generally of large corporations selling brand name (or A-brand) products and private label products, independent private label processors and perishable goods vendors. Products are purchased at multiple levels within our organization, including at local operating companies, regional and continental (U.S. and European) purchasing organizations. We have been able to organize most of the retail purchasing at the arena and the continental level. We continually develop relationships with vendors.

Environmental matters

Our operations are governed by federal, state and local environmental laws and regulations in the U.S. and the other countries in which we have operations including those concerning the discharge, storage, handling and disposal of hazardous or toxic substances. We believe that we possess all of the permits required for the conduct of our operations and that our current operations are in material compliance with all applicable environmental laws and regulations.

We use hazardous substances and generate hazardous wastes in some of our operations. Under the U.S. Federal Comprehensive Environmental Responsibility, Compensation, and Liability Act (“CERCLA”) and similar state laws, generators of hazardous wastes may be jointly and severally liable for the clean-up of releases of hazardous wastes from the facilities to which the generator sent those wastes for disposal. However, we believe that we currently do not have any potential material liability relating to any such offsite disposal location.

Cleanup of hazardous substances or petroleum releases to soil or groundwater is taking place at certain of our facilities. At other facilities, studies have shown that soil and groundwater have been impacted by gasoline or petroleum constituents. The relevant regulatory agencies have, however, not required remediation at those sites. In addition, certain of our facilities are located on premises

Ahold Annual Report 2004

Business Overview

that were formerly or are currently gasoline stations or other industrial sites at which contamination from prior operations may be located, but there have been no environmental investigations to determine the condition of those sites. Having reviewed the applicable law, the terms of indemnification agreements with the previous operators of the facilities or the terms of our leases with the property owners or our tenants, we believe that some of the clean-up costs associated with the facilities described in this paragraph will be allocated to prior owners or operators of those facilities or to the current owners or tenants of the properties upon which the facilities are located. We do not believe that any clean-up costs associated with those facilities that are allocated to us will materially impact our financial position.

Government regulation

U.S. regulations

As a marketer and distributor of food products in the U.S., we are subject to regulation by numerous federal, state and local regulatory agencies. At the federal level, we are subject to the Federal Food, Drug and Cosmetic Act, the Bioterrorism Act and regulations promulgated by the U.S. Food and Drug Administration (the “FDA”). The FDA regulates manufacturing and holding requirements for foods, over-the-counter drug products and pharmaceuticals through various statutory and regulatory programs, including current good manufacturing practice regulations, specifies the standards of identity for certain foods and prescribes the format and content of certain information required to appear on food product labels.

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

Money order and wire transfer services offered by our stores are subject to regulations promulgated under the U.S.A. Patriot Act, which is administered by the U.S. Department of the Treasury. Our lottery, alcohol and tobacco sales and operations are regulated at the federal or state level.

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

Our pharmacy operations are subject to federal, state and local regulations and licensing, including by state pharmacy boards, Medicaid and Medicare reimbursement regulations and third-party insurance regulations, as well as the Health Insurance Portability and Accountability Act and regulations promulgated by the U.S. Department of Health & Human Services. Our premises are generally inspected at least annually by federal and/or state authorities. These facilities are also subject to inspections and regulations issued pursuant to the Occupational Safety and Health Act by the U.S. Department of Labor, which require us to comply with certain manufacturing, health and safety standards to protect our associates from accidents and to establish hazard communication programs to transmit information about the hazards of certain chemicals present in certain products we distribute.

We are also subject to regulation by numerous federal, state and local regulatory agencies. These include, but are not limited to, the U.S. Department of Labor, which sets employment practice standards for workers, the U.S. Department of Transportation, which regulates transportation of perishable and hazardous materials and waste, and the U.S. Environmental Protection Agency, which regulates environmental matters such as storm water drainage, air quality, water quality and discharges or release of hazardous materials under various statutes including the Clean Water Act, the Clean Air Act, CERCLA, the Superfund Amendments and Reauthorization Act and various regulations promulgated thereunder. All of these affect our store and real estate operations. State and local agencies impose regulations similar to the federal regulations we have set forth above, as well as zoning, environmental and building regulations which also affect our store and real estate operations. Our store operations and real estate operations are also subject to laws that prohibit discrimination in employment on the basis of disability, including the Americans with Disabilities Act, and other laws relating to accessibility and the removal of barriers. Our workers’ compensation and workers’ compensation self-insurance are subject to regulation by state regulatory agencies. In addition, our captive insurance company, Molly Anna, which insures our operating companies for losses relating to self-insurance, is regulated by the Insurance Division of the State of Vermont.

Ahold Annual Report 2004

Because we issue publicly traded securities in the U.S., we are also subject to the rules and regulations promulgated by the SEC, including the rules promulgated by the SEC under the U.S. federal securities laws, including the Sarbanes-Oxley Act. Some requirements of the Sarbanes-Oxley Act affecting us became effective immediately, while others became effective or will become effective in 2003 through 2006. In addition, as a reporting company under Section 12 of the Exchange Act, we are subject to the U.S. Foreign Corrupt Practices Act’s provisions relating to the maintenance of books and records and its anti-bribery provisions with respect to our conduct around the world.

Dutch regulations

As in other jurisdictions, we are subject to various legislative provisions in the Netherlands relating to our products, facilities, health and safety of our associates, anti-trust matters, privacy matters, our relationship with franchisees, taxation of foreign earnings and earnings of expatriate personnel and use of local associates and vendors, among others.

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

The legislative provisions relating to privacy matters impose certain obligations on us and restrict us in the use of personal data (for example, in the use of customer data for, and obtained in the context of, customer loyalty programs or in direct marketing activities).

Regulations in other jurisdictions

We operate our business in many other countries in the world and, accordingly, are subject to a wide variety of national and supranational laws and regulations governing standards for our products and facilities, health and safety of our associates, currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local associates and vendors, among others. Within the EU, our business is also subject to and restricted by EU regulation, both in the form of directives and regulations. To the extent these rules have “direct effect,” they must be applied by the authorities of the member states, even if they have not yet been implemented in national law. EU regulations set minimum standards that must be applied by all EU member states. In many cases, the authorities of the member states are free to set higher standards to the extent these apply equally to all products and producers from all EU member states.

Management’s Discussion & Analysis

Overview

This section provides a discussion of matters we consider important for an understanding of our financial condition and results of operations as of and for our three most recent fiscal years. In this section we will discuss in particular the following:

•	significant factors affecting our results of operations and financial condition;

•	our results of operations on a business segment basis and then on a consolidated basis;

•	our liquidity and capital resources;

•	our material contractual obligations;

•	our off-balance sheet arrangements;

•	the critical accounting policies and estimates for our Company;

•	future accounting changes that may affect our results of operations or financial condition;

•	our risk management of financial instruments and derivatives; and

We are an international group of food retail and foodservice companies that operate principally in the U.S. and Europe. Our food retail and foodservice businesses represented approximately 69% and 31%, respectively, of our consolidated net sales in 2004. Our operations in the U.S. represented approximately 72% of our consolidated net sales in 2004.

The following market factors and trends affect us and our competitors in the markets where we operate:

•	Increased labor expense. The rate of increase for health care, pension and insurance costs in the U.S. is outpacing the rate of growth of food retail and foodservice industry sales.

•	Fuel cost increases. Gross margins and operating expenses are being pressured by higher costs incurred in transporting products, reflecting increases in energy costs that exceed the rate of food price inflation.

•	Competition. The food retail industry in the U.S. and Europe remained extremely competitive in 2004. Promotional activity by traditional supermarket competitors remained at high levels throughout the year while competition with alternative retail formats continued to intensify in our markets. The U.S. Foodservice industry is also increasingly competitive, as competitors continue to make significant investments in improving operating efficiencies. We expect that these markets will continue to be competitive.

•	Foodservice industry growth. The foodservice market in the U.S. continues to experience a positive growth trend as consumer food purchases continue to shift toward “food-away-from-home.” Foodservice industry growth, however, is skewed toward higher growth of the less profitable national chain customer segment.

•	Pressure on foodservice profit margins. The rapid fluctuation of costs for foodservice resale products impacts profit margins when those fluctuations cannot be passed along to customers on a timely basis. In addition, increased pressure on pricing will continue from large customers and cooperative buying groups based upon their purchasing volume.

Our results of operations and financial position were also significantly impacted by certain Company-specific factors which are discussed in greater detail below.

Significant factors affecting our results of operations and financial condition

Our results of operations and financial condition were impacted by the following significant events and factors that relate specifically to our Company.

The significant events of 2003

In our 2002 annual report, we restated our financial position and results for 2001 and 2000 as a result of the events we announced on February 24, 2003 and subsequently. The restatements primarily related to: (1) overstatements of vendor allowance income at U.S. Foodservice; (2) the deconsolidation of joint venture companies as a result of investigations into certain letters that were the basis for the historical consolidation of those joint ventures and certain previously undisclosed related side letters that nullified the effect of the letters; and (3) improper accounting for certain acquisitions and real estate transactions and certain reserves, allowances and provisions.

The restatements reflected the results of numerous internal investigations initiated by the Audit Committee of our Supervisory Board, including investigations carried out at U.S. Foodservice, other operating and real estate companies and the Ahold parent company. In addition to the accounting irregularities noted above, the investigations found weaknesses in internal controls at most of the companies reviewed.

In response to the events discussed above, governmental and regulatory authorities initiated civil and criminal investigations into Ahold and some of its subsidiaries and former officers. Numerous civil lawsuits and legal proceedings also were filed in the U.S. and in the Netherlands naming Ahold and certain of our current and former directors, officers and associates as defendants.

Ahold Annual Report 2004

Although some of these investigations and legal proceedings have been settled or otherwise completed, a number are still pending and could lead to, among other things, our being required to pay substantial fines, damages or other payments, consent to injunctions on future conduct or suffer other penalties, which could have a material adverse effect on our financial condition, results of operations, liquidity and share price. For a further discussion of these investigations and legal proceedings, see Note 30 to our consolidated financial statements included in this annual report.

As a consequence of these events, we underwent numerous personnel changes at the Ahold parent company, U.S. Foodservice and at other operating companies. New management teams were put in place at both the Ahold parent company and U.S. Foodservice.

Road to Recovery

On November 7, 2003, we announced our three-year financing plan and strategy to restore the value of our Company. The plan focuses on four key areas: (1) restoring our financial health; (2) re-engineering our food retail business; (3) recovering the value of U.S. Foodservice; and (4) reinforcing accountability, controls and corporate governance.

Restoring our financial health

We have strengthened our balance sheet by raising equity, divesting non-core or under-performing assets, being selective with our capital expenditures, reducing debt and improving working capital management. As a result of these efforts, overall our liquidity profile significantly improved in 2004. Our credit ratings were upgraded by both Moody’s and Standard and Poor’s, reflecting, among other things, a reduction in our net debt. At the end of 2004, we had EUR 3.3 billion of cash available and had reduced gross debt by EUR 1.5 billion or 14%, compared to the end of 2003.

The lower average outstanding debt balances and lower banking fees contributed to our net financial expense being significantly lower in 2004 than 2003. Additionally in February 2005, we canceled our unused senior secured December 2003 credit facility in order to reduce costs and are currently in discussions with financial institutions to establish a new credit facility having more favorable terms. We are focused on working towards meeting the applicable investment grade ratings criteria. For further information, see “Liquidity and Capital Resources - Assessment of Liquidity and Capital Resources.”

Raising equity

In December 2003, we completed a rights offering of common shares and restricted ADSs (the “2003 Rights Offering”) and a concurrent offering of preferred financing shares, which raised net proceeds of approximately EUR 2.9 billion. The net proceeds from these offerings were used in part to repay our outstanding borrowings under our then existing March 2003 credit facility, which we subsequently replaced with the December 2003 credit facility. For further information, see “Liquidity and Capital Resources - Debt.”

Divestment program

In 2003, we announced our intention to generate at least EUR 2.5 billion of gross proceeds by divesting non-core businesses and under-performing assets by the end of 2005. For these purposes, “gross proceeds” means cash consideration and assumed debt. We completed divestments for aggregate gross proceeds of EUR 1.5 billion through the end of 2004 resulting in cash proceeds of EUR 978 million in 2004 and EUR 284 million in 2003. As of March 23, 2005, the gross proceeds amounted to EUR 2.6 billion. We intend to apply the cash received from our divestments to further reduce indebtedness. The tables below summarize the status of our divestment program through March 23, 2005.

Gross proceeds from divestment program 2003 through March 23, 2005

(in EUR million)	Gross Proceeds
Ahold Supermercados, Spain	633
BI-LO and Bruno’s, U.S. [1,2]	821
Bompreço, Hipercard, Brazil [2]	410
Golden Gallon, U.S.	157
Disco S.A., Argentina [3]	198
Other Divestment Activities [2]	351

Total	2,570

[1]	The gross proceeds from the divestment of BI-LO and Bruno’s exclude contingent payments that we may receive of up to USD 100 million.

[2]	The amounts converted from USD to EUR using the exchange rate in effect when the transaction closed.

[3]	The gross proceeds from the divestment of Disco represents the final purchase amount that we received from escrow for the approximately 85 % of the shares of Disco, that we had transferred on November 1, 2004 to Censosud, after reaching an agreement with Censosud on the final purchase price adjustment resulting from the closing balance sheet of Disco.

Ahold Annual Report 2004

Management’s Discussion & Analysis

Divestment program status as of April 8, 2005

Closed transactions
De Tuinen B.V., The Netherlands	May 2003
Jamin Winkelbedrijf B.V., The Netherlands	June 2003
Santa Isabel S.A., Chile	August 2003
De Walvis, The Netherlands	August 2003
Supermercados Stock S.A., Paraguay	September 2003
Operations in Indonesia	September 2003
Operations in Malaysia	September 2003
Golden Gallon, U.S.	October 2003
Two hypermarkets, Poland	November 2003
Supermercados Santa Isabel S.A., Peru	December 2003
Bompreço, Hipercard, Brazil	March 2004
CRC. Ahold, Thailand	March 2004
Four non-core real estate properties	August 2004
Ahold Supermercados, Spain	December 2004
BI-LO and Bruno’s, U.S.	January 2005
13 hypermarkets, Poland [1]	February and April 2005
Disco S.A., Argentina [2]	March 2005
G. Barbosa Comercial Ltda, Brazil [3]	April 2005
Announced intent to divest
Wilson Farms/Sugarcreek, U.S.	January 2004
Deli XL, The Netherlands	September 2004

[1]	In April 2005, we sold our last hypermarket in Poland. The gross proceeds from our divestment program shown in the preceding table do not include the proceeds from this sale.

[2]	In March 2005, we received from escrow the final purchase amount for the approximately 85% of the shares of Disco, that we had transferred on November 1, 2004 to Censosud. The purchase amount for the remaining approximately 15% of the Disco shares that currently have not been transferred by us to Censosud remains in escrow until such shares can legally be transferred to Censosud.

[3]	In April 2005, we sold G. Barbosa and received cash proceeds of EUR 36 million (USD 47 million). The gross proceeds shown in the preceding table do not include the proceeds from the sale of G. Barbosa.

We incurred a loss on divestments of EUR 495 million and EUR 136 million in 2004 and 2003, respectively. These losses are primarily as a result of accumulated foreign currency translation adjustments and reversals from shareholders’ equity. Upon the divestment of our foreign operations, we are required to recognize accumulated foreign currency translation adjustments and reverse goodwill, both of which were previously charged to shareholders’ equity. For additional information, see Note 3 in our consolidated financial statements included in this annual report. Our divestments have had an adverse affect on our net sales when compared to prior periods. Our divestments, however, will have in the aggregate a positive impact on our operating income as a percentage of net sales in subsequent years.

Capital expenditure management

During 2004, we analyzed our historical capital expenditures and the returns we obtain from different types of investments. As a result, we are focusing on allocating our capital more efficiently, taking into account the returns on the relevant investments, and in a manner consistent with our strategic priorities. Our future expenditure investments will be primarily focused on new and replacement stores, remodeling of stores, technology and supply chain infrastructure. Our capital expenditure for the food retail arenas is expected to continue to be at least 4% of net retail sales for 2005 and 2006.

Working capital management

During 2004, we established a capital efficiency program for our arenas to improve our operational working capital position. Our goal is to achieve sustainable improvements based upon best practices in the Ahold group. In 2005 and 2006 we plan to focus on the following:

•	improving accounts payable terms with our suppliers;

•	improving the processes for collection of vendor allowances;

•	reducing the average level of our inventories; and

•	reducing trade receivables through better customer management.

We expect that our capital efficiency program will result in an improvement in our working capital of at least EUR 200 million by the end of 2006.

Re-engineering our retail business

We are re-engineering our retail business to be more competitive by focusing on our profitable core businesses and redefining our organizational structure. The chart on the next page sets forth our retail operations as they existed during 2004:

Ahold Annual Report 2004

Retail
Retail Arenas
Stop & Shop / Giant-Landover Arena
Stop & Shop
Giant-Landover
Peapod
Giant-Carlisle / Tops Arena
Giant-Carlisle
Tops
BI-LO / Bruno's Arena
BI-LO 1
Bruno's 1
1 Divested in January 2005.
Albert Heijn Arena
Albert Heijn
Etos
Gall & Gall
Central Europe Arena
Ahold Polska
Ahold Czech Republic
Ahold Slovakia
Other Retail
Other Europe
Schuitema (73.2%)
Spain 2
2 Ahold Supermarcados was divested in December 2004
Rest of World
South America 3
Asia Pacific 4
3 The transfer in 2004 of 85% of the shares of Disco was completed in March 2005; divestment of G. Barbosa in Brazil announced; divested other Brazilian operations in March 2004
4 Divested operations in Thailand in March 2004
Unconsolidated Joint Ventures
ICA (60%)
JMR (49%)
CARHCO (33%)
Williams & Humbert 5 (50%)
5 Formerly Luis Paez, S.A.

Ahold Annual Report 2004

Management’s Discussion & Analysis

Retail divestment strategy

Our strategy is to focus our food retail business in terms of format, location and competitive position. We are concentrating on the supermarket format and scaling down our market area to focus on companies in Europe and the U.S. Our objective for our companies is to have or to be able to achieve a sustainable and profitable number one or number two position in their markets within three to five years. If we own companies that do not fit our criteria for store format, geographic region, market position, profitability and adequate returns on capital invested, our strategy has been to evaluate divestment opportunities. The divestment tables in the “Divestment Program” section show the status of our food retail divestment activities.

Retail arena organizational structure

We have reorganized our food retail companies into regional arenas as shown in the preceding table. We are continuing to operate using local brands, pricing and product assortment.

The new alignment of retail arenas promotes effective management and our harmonization objectives. It also allows us to more effectively take advantage of opportunities in the areas of sourcing, information technology, supply chain, store operations and operational alignment. In addition, following the increase in our ownership in ICA, we have developed a more participatory relationship with ICA and the senior executives of ICA participate with our retail arena senior executives as part of our Retail Management Teams.

The arena structure has also simplified our organization by eliminating intermediate management layers at the U.S. and European regional level. Each retail arena is headed by a president and CEO, who reports directly to the Ahold President and CEO. As a result, we closed the corporate headquarters for our U.S. retail business, previously located in Chantilly, Virginia, and integrated the administrative functions that were performed there into either arena or centralized functions.

In forming the Stop & Shop/Giant-Landover Arena, we integrated the managerial and administrative functions of Stop & Shop and Giant-Landover, as well as the organizations that provide corporate support services to the U.S. retail operations. This resulted in a reduction of 600 positions and the relocation of various functions to the Boston, Massachusetts area. The integration of Stop & Shop, Giant-Landover and our U.S. retail support functions resulted in USD 54 million in one-time costs in 2004 but is expected to result in significant cost savings in 2005 and beyond. For more information, see “Results of Operations - Major Business Segments Results-Stop & Shop/Giant-Landover Arena Results” in this annual report.

Improving our competitive position

We have launched a program of strategic business cost savings initiatives to improve competitiveness and, ultimately, net sales and profitability. These initiatives are expected to lower costs related to sourcing, information technology, supply chain and store operations. We have built on existing initiatives and created new initiatives, while leveraging to the extent possible existing resources and skills. The arenas and operating companies and the Business Support Office, established in November 2003, share responsibility for the initiatives. The Business Support Office facilitates the development of common initiatives and the arenas and operating companies are responsible for implementation at the local level. The current initiatives include:

•	initiation and expansion of the collaboration of the U.S. and European operations, including food retail and foodservice, in the sourcing of perishables (such as meat, fruit and vegetables) and not-for-resale items, which enables leveraged volume negotiation; for example, we have created regional buying desks for perishables and we have established dedicated not-for-resale buying organizations in our core businesses;

•	global outsourcing of our IT platforms and non-core processes; and

•	store operational and supply chain improvement programs in both the U.S. and European operations; increased efficiencies have been realized in inventory management, shrink reduction management and store production planning.

Our goal is to achieve through these initiatives net cost savings aggregating approximately EUR 600 million by the end of 2006. We plan to reinvest a significant portion of these cost savings in strengthening our value and customer offering. We expect that the one-time costs and investments for the entire cost savings program will total approximately EUR 285 million.

Based upon the successful completion of our various initiatives and our divestment program by the end of 2005, our operating targets for our food retail business for full year 2006 are net sales growth of 5%, earnings before interest, taxes and amortization (“EBITA”) margin of 5% and a return on net assets of 14%.

We also are planning to harmonize our business processes and systems in all key areas of our business, such as finance, information technology (including IT platforms), human resources, supply chain, sourcing and operations to

Ahold Annual Report 2004

improve efficiencies. We are evaluating our processes and systems to determine the level of harmonization for each of these areas. As noted above, we are working on globally outsourcing our IT platforms and non-core IT processes.

Recovering the value of U.S. Foodservice

In 2003, we introduced a three-step program to restore the value of U.S. Foodservice, consisting of: (1) improving internal controls and corporate governance; (2) restoring profitability and cash flow; and (3) pursuing profitable sales growth.

Step 1 – Improving internal controls and corporate governance

As part of our Road to Recovery strategy, we have implemented numerous initiatives and changes at U.S. Foodservice to clarify accountability, improve our internal controls and strengthen our corporate governance. For additional information, see “Corporate Governance.”

Step 2 – Restoring profitability and cash flow

To restore profitability and cash flow, U.S. Foodservice implemented a comprehensive plan in the following four key areas:

(1)	Organizational improvements. During 2004 we made significant changes to the corporate and field organization at U.S. Foodservice. The U.S. Foodservice executive leadership team was rebuilt in 2004 following the appointment of its CEO in late 2003. We also reorganized U.S. Foodservice’s field organization into four geographic regions of broadline operations and a “chain” group. The establishment of the regional broadline/chain operating groups is intended to enhance local control of operations and to drive decision-making and accountability closer to the customer.

(2)	Procurement enhancements. The key initiatives in this area that were implemented in 2004 include the following:

•	U.S. Foodservice made significant changes in the organization and decision-making processes related to procurement at the national, regional and divisional levels to improve service performance, reduce inventories and lower overall product and related transportation costs.

•	U.S. Foodservice has renegotiated a substantial portion of its contracts with its top vendors to improve contract clarity and competitiveness, develop standardized and consistent terms and conditions and create contract terms that better support U.S. Foodservice’s long-term business objectives. The revised contract terms agreed upon with these top vendors in 2004 contributed to U.S. Foodservice’s improved 2004 financial performance.

•	U.S. Foodservice implemented a long-term procurement strategy focused on optimizing its performance in each of its product categories. This category management strategy is intended to result in clearer focus on customer needs by product category to better align our procurement efforts to satisfy those customer needs.

(3)	Operational improvements. A key driver of U.S. Foodservice’s profit and cash flow improvement is the implementation of its operational excellence initiatives. The implementation of the field regional structure in 2004 has served as the basis for executing operational improvements. These improvements fall into three key categories: (1) programs, investment and training to drive continued improvements in associate safety and product safety performance, (2) implementation of best practices and proven technologies to improve the efficiency and service performance of Company warehouse operations, inbound logistics and outbound logistics and (3) distribution network optimization through the consolidation of duplicate locations, investment in the expansion of strategic locations and partnerships with third-parties.

(4)	Systems improvements. U.S. Foodservice has undertaken a number of initiatives to improve its systems. In 2004 U.S. Foodservice implemented a centralized supplier information system (“SIS”) to track and reports all corporate level vendor allowance programs for the broad line and chain divisions. In 2005 U.S. Foodservice plans to enhance the SIS system by refining its contract and product set-up capabilities, improving analytical tools, establishing an internet portal for vendors and consolidating its local marketing allowance tracking activities by applying the tracking system to local vendor allowances. U.S. Foodservice is also implementing USFAST, its systems integration project that targets four main areas: (1) integrating multiple financial systems into one of two core operating platforms, (2) improving customer facing applications, (3) creating an enterprise-wide reporting tool and (4) developing supply chain productivity applications. USFAST is designed to improve Company-wide the integrity, accuracy and availability of information to support U.S. Foodservice’s business objectives.

Ahold Annual Report 2004

Management's Discussion & Analysis

Step 3 – Pursuing profitable sales growth

U.S. Foodservice is focusing on both customer and product mix enhancements along with sales growth initiatives. This includes:

•	enhancing its ability to evaluate profitability per customer in order to improve bottom line performance;

•	utilizing its category management process to increase the percentage of private label product sales in targeted product categories; and

•	focusing on sales growth in the street sales category, which generates a higher sales margin than other sales categories. Street customers are typically independent, owner-operated restaurants, schools and other customers whose relationships are managed by our “street-based” group of sales representatives.

Reinforcing accountability, controls and corporate governance

As part of our Road to Recovery strategy, we have implemented numerous initiatives and changes to clarify accountability, improve our internal controls and strengthen our corporate governance. For additional information, see “Corporate Governance” above.

We expect that U.S. Foodservice’s operating income in U.S. dollars before impairment or amortization of goodwill will exceed 1.7% no later than 2006.

Additional factors affecting our results of operations and financial condition

The following factors also have had a significant impact on our results of operations and financial condition:

•	Additional week in 2004. Our 2004 results compared to 2003 and 2002 were positively affected by the fact that 2004 on a consolidated basis and for many of our operations consisted of 53 weeks, while 2003 and 2002 each consisted of 52 weeks.

•	Currency exchange rates. As an international Company with substantial operations in the U.S., our results of operations have been negatively impacted by the weakening U.S. dollar against the Euro. For example, our 2004 net sales were 6.5% lower than they would have been excluding the currency impact. For additional information about our currency related risks, see “Risk Management Regarding Financial Instruments and Derivatives” and “Risk Factors—Risks Relating to Currency Exchange and Interest Rate Fluctuations” in this annual report.

Results of operations

On the next page is a chart setting forth our business structure and a tabular summary of our consolidated results. These are followed by discussions of the results of operations for each of our major business segments and then overall Company results.

These discussions should be read in conjunction with our consolidated financial statements and the notes thereto, which are included in this annual report. These financial statements have been prepared in accordance with Dutch GAAP. The following discussions include “forward-looking statements” that involve risks and uncertainties that are discussed more fully in “Risk Factors” and “Forward-looking Statements Notice.” Actual results could differ materially from future results expressed or implied by the forward-looking statements.

Business structure

The following chart shows our operating company structure as it existed in 2004. Our organizational structure matches the business segments that we report in our consolidated financial statements and the major business segment results on the next page.

Ahold Annual Report 2004

Ahold Annual Report 2004

Management’s Discussion & Analysis

As noted above, fiscal 2004 on a consolidated basis and for many of our operations consisted of 53 weeks, while each of fiscal 2003 and 2002 consisted of 52 weeks. Our operations in Central Europe, South America and the unconsolidated joint ventures, however, use a calendar fiscal year. As a result, for these operations 2004 consisted of 52 weeks. For a discussion of our fiscal years, including fiscal year-end dates, see “General Information” in this annual report. We have included in the discussions below comparisons of the 53 weeks of 2004 with a 53-week period consisting of the 52 weeks of 2003 plus the first week of 2004 (referred to as “adjusted 2003”) and a 53-week period consisting of the 52 weeks of 2002 plus the first week of 2003 (referred to as “adjusted 2002”). In particular, identical sales figures and comparable sales figures for 2004 have been calculated by comparing the 53 weeks in 2004 with adjusted 2003 and adjusted 2002. Identical sales compare net sales from exactly the same stores. Comparable sales are identical sales plus net sales from replacement stores. In the U.S. we refer to identical sales growth that consists of a comparison in local currency of the 53 weeks of 2004 with adjusted 2003 and adjusted 2002. These 52/53 week adjustments, however, are not applicable to the operations using calendar fiscal years. Adjusted 2003 and adjusted 2002 are non-GAAP financial measures. These measures facilitate the comparison of those years with 2004, which had 53 weeks. These non-GAAP financial measures are not intended to be a substitute for net sales, which is a measure determined in accordance with Dutch GAAP. For a reconciliation of net sales in adjusted 2003 and adjusted 2002, see “Reconciliation of non-GAAP financial measures” below.

Consolidated results summary

The following table sets forth a summary of our consolidated results of operations for 2004, 2003 and 2002.

	2004		2003		2002
(in EUR millions, except percentages and per share data)	(53 weeks)	% of net sales	(52 weeks)	% of net sales	(52 weeks)	% of net sales
Net sales	52,000	100.0	56,068	100.0	62,683	100.0
Gross profit	10,916	21.0	11,611	20.7	13,461	21.5
Operating expenses	(10,708)	20.6	(10,893)	19.4	(13,222)	21.1
Operating income	208	0.4	718	1.3	239	0.4
Net financial expense	(711)	1.4	(938)	1.7	(1,008)	1.6
Income taxes	(66)	0.1	72	0.1	(390)	0.6
Share in income (loss) of joint ventures and equity investees	146	0.3	161	0.3	(38)	0.1
Minority interest	(13)	—	(14)	—	(11)	—
Net loss	(436)	0.8	(1)	—	(1,208)	1.9
Net loss available to common shareholders per common share – basic and diluted [1]	(0.31)		(0.04)		(1.24)

[1]	The weighted average number of common shares outstanding used for these calculations was 2.3% higher in 2003 than in 2002 primarily as a result of the impact of the issuance of common shares and ADSs in connection with the rights offering in December 2003.

Ahold Annual Report 2004

Set forth in the tables below are, as of year-end 2004, (1) store count by company-operated stores, franchise stores, associated stores and other stores of our consolidated subsidiaries, (2) changes in aggregate store counts of our consolidated subsidiaries, (3) store count of our unconsolidated joint ventures and (4) changes in store counts of our joint ventures:

Store count of consolidated subsidiaries

	As of year-end 2004
	Company- operated supermarkets [1]	Franchise supermarkets [1,2]	Associated supermarkets [3]	Company other [4]	Franchise other [4]	Total
Stop & Shop/Giant-Landover Arena	556	—	—	7	—	563
Giant Carlisle/Tops Arena	277	4	—	200	2	483
BI-LO/Bruno’s Arena	435	—	—	18	—	453
Albert Heijn Arena	482	192	—	501	453	1,628
Central Europe Arena	350	—	—	92	—	442
Other Europe	89	—	378	4	—	471
Rest of World	25	—	—	7	—	32

Total	2,214	196	378	829	455	4,072

[1]	Includes grocery stores and food retail stores considered supermarkets under local market conditions.

[2]	Franchise supermarkets typically operate under the same format as, and are not distinguishable from, our Company-operated stores in a particular geographic area. Franchisees generally purchase merchandise at wholesale prices from us, pay us a franchise fee, receive various support services, including logistical and warehouse services, and receive management support and training, marketing support and administrative assistance.

[3]	Associated stores operate as independent retailers and may use various store formats, including non-Ahold formats. These stores also have more flexibility in terms of product line and pricing than franchise stores. We provide them with support services and arrangements for bulk purchasing.

[4]	Includes specialty retail stores, hypermarkets and convenience stores.

Changes in consolidated store count

	2004	2003	2002 [1]
Beginning of period	5,072	5,609	5,158
Opened/acquired	132	160	730
Disposed/closed/divestments	(1,132)	(697)	(279)

End of period	4,072	5,072	5,609

[1]	Includes Disco Ahold International Holdings N. V. (“DAIH”) for the period for which it was consolidated in our financial statements. DAIH is a holding company that had owned a controlling stake in Santa Isabel until it was sold during 2003 and Disco until 85% of its shares were transferred in November 2004. Disco was consolidated since the second quarter of 2002 and DAIH, including Santa Isabel, was consolidated since the third quarter of 2002.

Store count unconsolidated joint ventures

	As of year-end 2004
	Company supermarkets [1]	Franchise supermarkets [1]	Associated stores	Company other [2]	Total
ICA [3]	378	517	1.667	8	2,570
JMR [4]	190	—	—	30	220
CARHCO	93	—	—	263	356

Total	661	517	1.667	301	3,146

[1]	Includes grocery stores and food retail stores considered supermarkets under local market conditions.

[2]	For CARHCO, includes hypermarkets and discount stores.

[3]	Excludes 58 Dansk Supermarked stores, which is a joint venture.

[4]	Includes 14 stores of Funchalgest, which is a joint venture.

Changes in unconsolidated store count (including associated stores)

	2004	2003	2002[1]
Beginning of period	3,342	3,424	3,687
Opened/acquired	49	160	267
Disposed/closed/divestments	(245)	(242)	(530)

End of period	3,146	3,342	3,424

[1]	Includes DAIH for period for which it was not consolidated in our financial statements.

Ahold Annual Report 2004

Management’s Discussion & Analysis

For additional information about our consolidated results of operations, see “Company Results.”

Major business segment results

The following is a discussion of the results of operations, including net sales and operating income, for each of our major business segments.

Stop & Shop/Giant-Landover Arena results

Net sales

The following table sets forth net sales, store counts and sales area information for the Stop & Shop/Giant-Landover Arena in 2004, 2003 and 2002 and percentage changes between years.

	2004		2003		2002
(in millions, except percentages, store count and sales area)	(53 weeks)	Change (%)	(52 weeks)	Change (%)	(52 weeks)
Net sales in EUR	12,949	(5.9)	13,761	(12.8)	15,789
Net sales in USD	16,105	3.6	15,539	4.4	14,891
Change in identical sales [1]		(1.6)		0.4
Change in comparable sales [2]		(0.8)		1.1

Company-operated stores[3]	563		543		525
New stores	26		22		17
Replacement stores	17		10		21
Remodeled stores	19		8		23
Closed stores	6		4		2

Sales area in thousands of square feet [3,4]	21,215	6.5	19,925	2.9	19,355

Net sales as a percentage of consolidated net sales	24.9%		24.5%		25.2%

[1]	The identical sales in 2004 are compared to adjusted 2003 identical sales and adjusted 2002 identical sales.

[2]	The comparable sales in 2004 are compared to adjusted 2003 comparable sales and adjusted 2002 comparable sales.

[3]	At year-end.

[4]	The sales area in thousands of square meters in 2004, 2003 and 2002 was 1,973, 1,853 and 1,800, respectively.

•	The decrease in net sales in Euros in 2004 and 2003 for the arena was largely attributable to the weaker U.S. dollar against the Euro.

•	The arena’s net sales in U.S. dollars increased in 2004 and 2003, which was largely attributable to new stores and replacement stores. The arena had lower capital expenditures for store development in 2003 compared to 2002 because of a Company-wide reduction in capital expenditures after the announcements of the events in February 2003 and subsequently. The arena increased such expenditures in 2004 compared to 2003 and expects to further increase such expenditures in 2005.

•	In 2004, identical sales of the Stop & Shop divisions remained stable, while identical sales of the Giant- Landover divisions declined by 5.2%. Comparable sales increased by 0.8% for the Stop & Shop divisions and declined by 4.6% for the Giant-Landover divisions. Identical sales and comparable sales in 2004 were negatively impacted as a result of supply chain issues and transitional difficulties resulting from the integration of Stop & Shop and Giant-Landover, which were resolved by the end of 2004. Identical sales and comparable sales for the arena in both 2004 and 2003 were also negatively impacted by pressure from new store openings by competitors and increased promotional activity. Nevertheless, strong holiday sales resulted in an improved trend in identical sales and comparable sales in the fourth quarter of 2004 as compared to the third quarter of 2004. In 2003, identical sales of the Stop & Shop divisions increased by 1.6%, while identical sales of the Giant-Landover divisions declined by 1.5%. Comparable sales increased by 2.7% for the Stop & Shop divisions and declined by 1.8% for the Giant-Landover divisions.

•	The arena continued to experience intense competitive pressure and increased promotional activity in an overall weak economy. The arena encountered strong competition from traditional supermarkets in the New England market, which intensified as a result of a recent consolidation, including Shaw’s, a large New England supermarket chain, which was bought by Albertsons, a national supermarket retailer.

•	Net sales in 2004 for the arena were positively affected by the inclusion of the additional week in 2004 compared to 2003 and 2002. Net sales in 2004

Ahold Annual Report 2004

increased by 3.6% as compared to 2003, whereas net sales would have increased by 1.6% as compared to adjusted 2003.

•	Net sales growth of 31.2% and 22.7% at Peapod in 2004 and 2003, respectively, had a slight positive impact on the arena’s net sales.

•	The arena expects that its markets will continue to be competitive in 2005, in part because of consolidation, including Victory, a New England supermarket chain, which was bought by Hannaford, a wholly owned subsidiary of Delhaize with supermarket operations in the northeastern U.S.

•	The arena also faced increased competition from alternative formats, including traditional discount stores and wholesale club outlets. Despite the increased competition, Stop & Shop was able to increase by 0.1 percentage points to a 27.1% market share in 2004 from a 27.0% market share in 2003, while Giant-Landover’s market share declined by 1.6 percentage points to 34.4% in 2004 from 36.0% in 2003. Market share, as used in this annual report, refers to data published by A.C. Nielsen.

Operating income

The following table sets forth information relating to operating income for the Stop & Shop/Giant-Landover Arena in 2004, 2003 and 2002 and percentage changes between years.

	2004		2003		2002
(in millions, except percentages)	(53 weeks)	Change (%)	(52 weeks)	Change (%)	(52 weeks)
Net sales in EUR	12,949	(5.9)	13,761	(12.8)	15,789
Net sales in USD	16,105	3.6	15,539	4.4	14,891
Operating income in EUR	681	(32.7)	1,012	(14.7)	1,186
Operating income in USD	847	(25.8)	1,141	1.8	1,121
Operating income as a percentage of net sales	5.3%		7.3%		7.5%

Change in gross profit as a percentage of net sales		(0.3)		0
Change in operating expenses as a percentage of net sales		(1.8)		(0.2)

•	Operating income in Euros for the arena in 2004 and 2003 was significantly negatively impacted by the weaker U.S. dollar, in each case as compared to the prior year.

•	Competitive pressure from new store openings and increased promotional activity resulted in a slight decrease in the gross profit margin in 2004. The gross profit margin in 2003 remained almost at the same level in comparison to 2002. The arena was able to partially offset the impact of promotional activity on the gross profit margin by reducing the cost of goods sold as a result of vendor negotiations.

•	Operating income in 2004 for the arena was negatively impacted by one-time costs of USD 54 million related to the integration of Stop & Shop, Giant-Landover and our U.S. retail support functions. Operating income was also negatively impacted by the increased loss reserves totaling USD 45 million due to adverse claim developments and a change in the method of calculating the loss reserves in connection with Ahold’s self-insurance programs. Although the integration of Stop & Shop and Giant-Landover resulted in a significant cost in 2004 and required management’s focus, it is expected to generate annual savings in 2005 and in subsequent years.

•	Operating income in 2004 and 2003 was also negatively impacted by significant increases in pension and health care costs, which rose by USD 102 million during that two-year period. Pension and health care costs are expected to continue to increase in 2005 and such increases will be affected by a number of factors which are discussed below under “Critical Accounting Policies and Estimates – Pension and other post- retirement benefit plans,” and may be greater than the increase experienced in 2004 (USD 21 million).

•	Operating income was negatively impacted by significantly higher long-lived asset impairment of USD 48 million in 2004 as compared to USD 11 million in 2003 and USD 5.3 million in 2002. Operating income in 2004 also was negatively impacted by lower gains on the sale of real estate in 2004 as compared to 2003 and 2002. The arena’s gain on the sale of real estate in 2004 was USD 3 million, as compared to USD 21 million in 2003 and USD 28 million in 2002.

•	The arena’s operating income in 2004 was positively impacted by the additional week in 2004.

Ahold Annual Report 2004

Management’s Discussion & Analysis

Giant-Carlisle/Tops Arena results

Net sales

The following table sets forth net sales, store counts and sales area information for the Giant-Carlisle/Tops Arena in 2004, 2003 and 2002 and percentage changes between years.

	2004		2003		2002
(in millions, except percentages, store count and sales area)	(53 weeks)	Change (%)	(52 weeks)	Change (%)	(52 weeks)
Net sales in EUR	5,209	(3.9)	5,419	(13.3)	6,247
Net sales in USD	6,480	5.9	6,120	3.9	5,893
Change in identical sales [1]		2.5		0.8
Change in comparable sales [2]		3.3		1.5

Company-operated stores [3]	477		475		470
Franchise stores [3]	6		6		15
New stores	5		8		13
Replacement stores	2		8		7
Remodeled stores	13		6		17
Closed stores	3		12		5

Sales area in thousands of square feet [3,4]	10,414	2.4	10,167	2.7	9,896

Net sales as a percentage of consolidated net sales	10.0%		9.7%		10.0%

[1]	The identical sales in 2004 are compared to adjusted 2003 identical sales and adjusted 2002 identical sales.

[2]	The comparable sales in 2004 are compared to adjusted 2003 comparable sales and adjusted 2002 comparable sales.

[3]	At year-end.

[4]	The sales area in thousands of square meters in 2004, 2003 and 2002 was 968, 944 and 921, respectively.

•	The decrease in net sales in Euros in 2004 and 2003 for the arena was largely attributable to the weaker U.S. dollar against the Euro.

•	In 2004, identical sales of Giant-Carlisle and Tops increased by 4.2% and 0.8%, respectively, while comparable sales increased by 5.4% and 1.3%, respectively. In 2003, identical and comparable sales at Giant-Carlisle increased by 4.1% and 5.0%, respectively, while identical and comparable sales at Tops declined by 2.2% and 1.7%, respectively. The increases in identical sales and comparable sales were largely the result of continued effective pricing and promotional activities intended to improve market share in a highly competitive environment.

•	Net sales in 2004 for the arena increased by 5.9% and were positively affected by the inclusion of the additional week in 2004 compared to 2003 and 2002. The arena’s net sales in 2004 would have increased by 3.8% as compared to adjusted 2003.

•	The arena experienced intense competition in 2004 and 2003 from traditional supermarkets, supercenters and discount stores.

•	Giant-Carlisle improved by 1.3 percentage points to a 29.6% market share in 2004 from 28.3% in 2003 and market share for Tops improved by 0.3 percentage points to a 27.7% market share in 2004 from 27.4% in 2003.

•	In 2005, Giant-Carlisle and Tops will continue to face expansion of discount retailers and supercenter formats in the markets where they operate.

Ahold Annual Report 2004

Operating income

The following table sets forth information relating to operating income for the Giant-Carlisle/Tops Arena in 2004, 2003 and 2002 and percentage changes between years.

	2004		2003		2002
(in millions, except percentages)	(53 weeks)	Change (%)	(52 weeks)	Change (%)	(52 weeks)
Net sales in EUR	5,209	(3.9)	5,419	(13.3)	6,247
Net sales in USD	6,480	5.9	6,120	3.9	5,893
Operating income in EUR	113	7.6	105	(52.1)	219
Operating income in USD	140	20.7	116	(43.4)	205
Operating income as a percentage of net sales	2.2%		1.9%		3.5%

Change in gross profit as a percentage of net sales		0.4		(0.6)
Change in operating expenses as a percentage of net sales		(0.2)		(0.9)

•	Operating income in Euros for the arena in 2004 and 2003 was negatively impacted by the weaker U.S. dollar, in each case as compared to the prior year.

•	Gross profit margins in 2004 were negatively impacted by the full-year effect of price decreases within certain market areas served by Tops that were implemented in 2003 in an effort to improve market share in an increasingly competitive marketing environment.

•	The arena’s operating income in U.S. dollars increased in 2004 compared to 2003, primarily as a result of the following:

•	the increase in net sales in U.S. dollars as discussed above;

•	a decrease in administrative costs in 2004 due to synergies gained from the integration of the Tops and Giant-Carlisle divisions, which included a reduction in duplicative costs and the implementation of the best practices from each of the divisions; the integration was completed in mid-2003 and, as a result, the arena was able to realize the full impact in 2004; and

•	the cost of the integration in 2003 of Tops and Giant-Carlisle, which included miscellaneous expenses of USD 10 million in 2003.

•	The arena’s operating income in 2004 was positively impacted by the additional week in 2004.

•	The arena experienced increased costs in 2004 in areas of its business that partly offset the positive impacts discussed above, including the following:

•	an increase in its loss reserves by USD 11 million due to adverse claim developments and a change in the method of calculating the loss reserves in connection with Ahold’s self-insurance programs;

•	the announcement in December 2004 that it was closing six Tops stores in the beginning of 2005, which resulted in the recognition of restructuring provisions in 2004 totaling USD 7 million; and

•	significant increases in pension and health care costs in 2004 and 2003, which rose by USD 39 million during that two-year period. Pension and health care costs are expected to continue to increase in 2005 and such increases will be affected by a number of factors, which are discussed below under “Critical accounting policies and estimates – Pensions and other post-retirement benefit plans,” and may be greater than the increase experienced in 2004 (USD 28 million).

•	In 2003, the arena’s operating income was negatively impacted by one-time expenses related to the integration of the Giant-Carlisle and Tops divisions and the increase in pension and health care costs, as discussed above. Gross profit in the Tops division declined compared to 2002 as the arena began its efforts to restructure pricing and build market share. Additionally, high shrinkage, primarily in the Tops convenience store division, negatively impacted gross margins.

•	Operating income in 2003 was negatively impacted (USD 18 million) by the restructuring of intercompany capital leases related to several retail properties.

Ahold Annual Report 2004

Management’s Discussion & Analysis

BI-LO/Bruno’s Arena results

Net sales

The following table sets forth net sales, store counts and sales area information for the BI-LO/Bruno’s Arena in 2004, 2003 and 2002 and percentage changes between years.

	2004		2003		2002
(in millions, except percentages, store count and sales area)	(53 weeks)	Change (%)	(52 weeks)	Change (%)	(52 weeks)
Net sales in EUR	3,861	(17.8)	4,698	(19.1)	5,810
Net sales in USD	4,800	(9.4)	5,298	(3.3)	5,476
Change in identical sales[1]		(3.4)		(2.1)
Change in comparable sales[2]		(3.8)		(1.6)

Company-operated stores[3]	453		472		628
New stores	1		3		22
Replacement stores	1		1		—
Remodeled stores	—		—		14
Closed stores	20		159[5]		25

Sales area in thousands of square feet[3,4]	13,503	(2.9)	13,901	(5.8)	14,757

Net sales as a percentage of consolidated net sales	7.4%		8.4%		9.3%

[1]	The identical sales in 2004 are compared to adjusted 2003 identical sales and adjusted 2002 identical sales.

[2]	The comparable sales in 2004 are compared to adjusted 2003 comparable sales and adjusted 2002 comparable sales.

[3]	At year-end.

[4]	The sales area in thousands of square meters in 2004, 2003 and 2002 was 1,254, 1,291 and 1,371, respectively.

[5]	In October 2003 we sold Golden Gallon, which operated 138 stores.

•	The BI-LO/Bruno’s Arena experienced a decrease in net sales in 2004 and 2003, primarily as a result of increased competition. The results were negatively impacted by aggressive competitive promotional activity and increases in square footage by competitors during 2004 and 2003. The decrease in net sales in 2004 compared to 2003 also reflects the fact that the net sales of Golden Gallon were included in 2003 net sales through the date of its sale in October 2003. Golden Gallon had net sales of USD 326 million through October 2003. Net sales in 2004 were also adversely impacted by the decrease in the arena’s total sales area square footage in 2004 and 2003 due to store closings.

•	The decrease in net sales in Euros in 2004 and 2003 for the arena was also attributable to the weaker U.S. dollar against the Euro.

•	Net sales in 2004 were favorably affected by the inclusion of the additional week in 2004 compared to 2003 and 2002. The arena’s net sales in 2004 would have decreased by 11.0% as compared adjusted 2003.

•	In 2004, the market share of BI-LO decreased by 0.6 percentage points to 22.2% and Bruno's remained stable at a 27.7% market share. In 2003, the market share of BI-LO decreased by 0.8 percentage points to a 22.8% and Bruno’s decreased by 0.3 percentage points to 27.7%.

•	In January 2005, we completed the sale of BI-LO and Bruno’s to an affiliate of Lone Star Funds, a private investment company based in Texas.

Operating income

The following table sets forth information relating to operating income for the BI-LO/Bruno’s Arena in 2004, 2003 and 2002 and percentage changes between years.

Ahold Annual Report 2004

	2004		2003		2002
(in millions, except percentages)	(53 weeks)	Change (%)	(52 weeks)	Change (%)	(52 weeks)
Net sales in EUR	3,861	(17.8)	4,698	(19.1)	5,810
Net sales in USD	4,800	(9.4)	5,298	(3.3)	5,476
Operating income in EUR	40	(13.0)	46	119.0	21
Operating income in USD	52	4.5	50	354.5	11
Operating income as a percentage of net sales	1.1%		0.9%		0.2%

Change in gross profit as a percentage of net sales		1.0		(0.2)
Change in operating expenses as a percentage of net sales		(0.8)		1.0

•	The arena’s operating income in 2004 was positively impacted by the additional week in 2004. The increase in U.S. dollars in 2004 also reflects the fact that there was a fixed asset impairment of USD 9 million in 2003.

•	Operating income in the arena in 2004 was negatively affected by lower net sales, the 2003 divestiture of Golden Gallon and the lower leverage of fixed costs over net sales. Operating income in 2004 also was negatively impacted by a USD 6 million increase in loss reserves due to adverse claim developments and a change in the method of calculating the loss reserves in connection with Ahold’s self-insurance program.

•	Operating income in 2003 was negatively impacted by a charge of USD 19 million relating to goodwill in connection with the sale of Golden Gallon.

Albert Heijn Arena results

Net Sales

The following table sets forth net sales, store counts and sales area information for the Albert Heijn Arena in 2004, 2003 and 2002 and percentage changes between years.

	2004		2003		2002
(in millions, except percentages, store count and sales area)	(53 weeks)	Change (%)	(52 weeks)	Change (%)	(52 weeks)
Net sales in EUR	6,418	3.0	6,231	(1.2)	6,307
Change in identical sales[1]		0.9		(2.3)
Change in comparable sales[2]		1.0		(2.1)

Company-operated stores[3]	983		986		998
Franchised stores[3]	645		638		622
New stores	33		22		35
Replacement stores	24		21		19
Remodeled stores	133		55		67
Closed stores	29		18		15

Sales area in thousands of square meters[3,4]	930	4.4	891	1.1	881

Net sales as a percentage of consolidated net sales	12.3%		11.1%		10.1%

[1]	The identical sales in 2004 are compared to adjusted 2003 identical sales and adjusted 2002 identical sales.

[2]	The comparable sales in 2004 are compared to adjusted 2003 comparable sales and adjusted 2002 comparable sales.

[3]	At year-end.

[4]	The sales area in thousands of square feet in 2004, 2003 and 2002 was 10,015, 9,587 and 9,478, respectively.

Ahold Annual Report 2004

Management’s Discussion & Analysis

•	The increase in net sales for the Albert Heijn Arena was largely attributable to the inclusion of the additional week in 2004 compared to 2003 and 2002. The arena’s net sales in 2004 would have increased by 0.9% as compared to adjusted 2003.

•	The increase in net sales for the Albert Heijn Arena in 2004 compared with 2003 also reflects increased sales volume at Albert Heijn as a result of its price repositioning strategy discussed below and increases in its total sales area in 2004 and 2003, along with the full-year contribution of 10 Albert Heijn stores opened during 2003.

•	The arena closed 16 Albert Heijn stores in 2004, of which 12 were convenience stores at gas stations which closed at the end of 2004 due to the expiration of a contract with ESSO.

•	On April 6, 2005, AC Nielsen informed us that they were reviewing the definition of the Dutch food retail market. Therefore, we are unable to include market share information in this annual report regarding Albert Heijn.

•	The increases in identical and comparable sales for Albert Heijn in 2004 compared to 2003 were primarily as a result of its continuing price repositioning strategy begun in October 2003.

•	In 2004, Albert Heijn repositioned the prices of and re-branded its value label products and private label products, which resulted in net sales growth of private label products and increased the proportion of private label products in its net sales.

•	Net sales, identical sales and comparable sales declined in 2003 compared to 2002. The decline was primarily due to lower consumer spending and a negative market sentiment towards Albert Heijn for its perceived high prices. The commencement of the repositioning strategy in October 2003 resulted in an almost immediate reversal of this trend.

•	Net sales at the arena’s internet retail company, Albert, increased by 21.8% and 31.0% in 2004 and 2003, respectively, which had a slight positive impact on the arena’s net sales in both years.

•	The Dutch food market is expected to show limited growth, if any, in 2005, as compared to 2004.

•	In 2005, Albert Heijn expects to continue the repositioning strategy, to focus on adding new stores in its market and to make bulk shopping more attractive, which is targeted at families with children.

Operating income

The following table sets forth information relating to operating income for the Albert Heijn Arena in 2004, 2003 and 2002 and percentage changes between years.

(in millions, except percentages)	2004		2003		2002
	(53 weeks)	Change (%)	(52 weeks)	Change (%)	(52 weeks)
Net sales in EUR	6,418	3.0	6,231	(1.2)	6,307
Operating income in EUR	297	2.8	289	(17.0)	348
Operating income as a percentage of net sales	4.6%		4.6%		5.5%

Change in gross profit as a percentage of net sales		0.1		(1.3)
Change in operating expenses as a percentage of net sales		(0.1)		0.5

•	Operating income for the arena increased in 2004 as compared to 2003, primarily as a result of the successful implementation of Albert Heijn’s price repositioning strategy.

•	Albert Heijn’s ongoing price repositioning strategy resulted in fierce price competition in the Dutch food retail market. This made it more difficult to maintain gross profit margins and this pressure on gross profit margin is expected to continue in 2005. In 2004, Albert Heijn was able to compensate for part of the impact of lower prices on the gross profit as a percentage of net sales by reducing logistic and distribution expenses and by reducing the cost of goods, largely as a result of negotiations with vendors as well as increased vendor allowances.

•	The cost reduction program at Albert Heijn, which is ongoing, is focused on lowering logistic and distribution expenses, controllable or variable other store expenses and administrative expenses as a percentage of net sales. As a result of this cost reductions and efficiency improvements, especially in the retail supply chain, operating expenses as a percentage of net sales were lower in 2004, as compared to 2003.

•	Operating income in 2004 was negatively impacted by substantially higher pension and early-retirement costs, which increased by EUR 30 million compared to 2003, mainly due to the transition from the old pension and early-retirement plan to a new pension and early-retirement plan. This higher level of pension and early-retirement costs is expected to continue at

Ahold Annual Report 2004

this level for at least five to seven years.

•	The arena’s operating income in 2004 was positively impacted by the additional week in 2004.

•	Operating income decreased in 2003 compared to 2002. This was largely as a result of the lower net sales at Albert Heijn primarily in the first three quarters of 2003 before the implementation of the price repositioning strategy. In 2003, operating expenses improved compared to 2002, but this was partly offset by a EUR 17 million restructuring provision. The restructuring provision related to the restructuring of Albert Heijn’s head office and warehouse and distribution operations in 2003. Operating expenses in 2003 decreased as a percentage of net sales as compared to 2002 due to lower administrative expenses, as well as improved productivity at the store level.

•	Albert Heijn will continue to pursue the cost reduction program in 2005 and will focus on efficiency throughout the supply chain, including mechanization and automation of ordering and fulfillment.

Central Europe Arena results

Net sales

The following table sets forth net sales, store counts and sales area information for the Central Europe Arena in 2004, 2003 and 2002 and percentage changes between years.

(in millions, except percentages, store count and sales area)	2004		2003		2002
	(12 months)	Change (%)	(12 months)	Change (%)	(12 months)
Net sales in EUR [1]	1,683	6.0	1,587	1.5	1,563
Change in identical sales		1.2		(4.7)

Company-operated stores [2]	442		427		409
New stores	25		25		42
Remodeled stores	37		20		26
Closed stores	10		7		5

Sales area in thousands of square meters [2,3]	686	7.2	640	1.7	629

Net sales as a percentage of consolidated net sales	3.2%		2.8%		2.5%

[1]	Consolidated net sales for the Central Europe Arena are presented in EUR, but occur in the local currency of each of the countries where the stores are located.

[2]	At year-end.

[3]	The sales area in thousands of square feet in 2004, 2003 and 2002 was 7,388, 6,885 and 6,774, respectively.

•	The increases in net sales in 2004 and 2003 in our Central Europe Arena were primarily attributable to new store openings. This increase occurred despite the effect of deflation in many product categories and the effect of the increased number of competitive discount outlets in both 2004 and 2003.

•	The sale of two hypermarkets in Poland in November 2003 had a slightly negative impact on net sales in 2004 because their net sales were included in 2003 net sales until the time of their sale.

•	Net sales growth in 2004 and 2003 from store openings was partially offset by lower currency exchange rates and deflation. Excluding the impact of currency exchange rates, net sales in 2004 and 2003 would have increased by 6.2% and 8.8%, respectively.

•	The increase in identical sales in 2004 was attributable to a more aggressive marketing strategy, improved product assortment and the expansion in the number of private label products.

•	Identical sales for the arena’s hypermarkets were slightly, adversely impacted by the requirements of management to focus on the business while engaged in the planned sale of the arena’s large hypermarkets in Poland, which was announced in October 2004.

•	The arena’s market share was stable in 2004.

•	Our Central Europe Arena expects the current intense competition to continue in 2005.

•	The arena’s net sales growth in 2005 will be negatively impacted by the sale of the Polish large hypermarkets in 2005, although the impact will be partially offset by new store openings.

Ahold Annual Report 2004

Management’s Discussion & Analysis

Operating loss

The following table sets forth information relating to operating loss for the Central Europe Arena in 2004, 2003 and 2002 and percentage changes between years.

(in millions, except percentages)	2004		2003		2002
	(12 months)	Change (%)	(12 months)	Change (%)	(12 months)
Net sales in EUR [1]	1,683	6.0	1,587	1.5	1,563
Operating (loss) in EUR	(54)	8.5	(59)	(47.5)	(40)

Change in gross profit as a percentage of net sales		0.3		(0.2)
Change in operating expenses as a percentage of net sales		0.3		(1.0)

[1]	Consolidated net sales for the Central Europe Arena are presented in EUR, but occur in the local currency of each of the countries where the stores are located.

•	The arena’s operating loss decreased slightly in 2004 compared to 2003 as a result of improved operational performance. The main contributors to the improved operational performance were improved margins primarily because of more centralized sourcing, reduced administrative expenses as a result of the integration of the Central European retail operations and an increase in identical sales growth, partially due to a new marketing strategy. These were partly offset by the effects of intense competitive pressure and the deteriorating results of the large hypermarkets in Poland.

•	In 2004, we concluded the centralization efforts that began in 2003. Several functions within the Central Europe Arena, such as information technology support, format development, category management and real estate, were centralized, which had the effect of reducing operating expenses and improving margins.

•	Despite intensive price competition in Central Europe in 2004, the gross profit for the arena was higher in 2004 as compared to 2003 as a result of higher net sales and improved margins primarily because of more centralized sourcing. Operating expenses as a percentage of net sales in 2004 were approximately the same as in 2003. Operating expenses in 2003 increased compared to 2002 mainly due to the store openings.

•	The operating loss in 2004 was negatively impacted by impairments of tangible fixed assets and intangible assets, particularly in Poland and Slovakia, of EUR 30 million, as compared to EUR 4 million in 2003 and EUR 24 million in 2002. Operating income in 2003 was negatively impacted by a rent termination fee of EUR 20 million relating to the divestment of two Polish hypermarkets.

•	Real estate gains in 2004 of EUR 7 million were lower than in 2003 and 2002, when the arena had gains of EUR 13 million and EUR 10 million, respectively.

•	In 2005, the Central Europe Arena will continue to increase the number of supermarkets and compact hypermarkets and seek to improve competitiveness through its pricing policy and by rationalizing the product assortment.

Other Europe results

Net sales

The following table sets forth net sales, store counts and sales area information for Other Europe in 2004, 2003 and 2002 and percentage changes between years.

(in millions, except percentages, store count and sales area)	2004		2003		2002
	(53 weeks)	Change (%)	(52 weeks)	Change (%)	(52 weeks)
Net sales in EUR	4,947	(4.2)	5,164	3.5	4,991
Company-operated stores [1]	93		707		775
Associated stores [1]	378		387		394
Franchised stores [1]					153
Net sales as a percentage of consolidated net sales	9.5%		9.2%		8.0%

[1]	At year end.

Ahold Annual Report 2004

•	The decrease in net sales for Other Europe in 2004 compared with 2003 was largely attributable to the negative effects of the sale of our Spanish retail activities, which was completed as of December 2, 2004, and, prior to such sale, lower net sales of those operations as a consequence of a lower store count, declining tourism in the Canary Islands and increased competition. These negative effects were partially offset by higher net sales at Schuitema, which reflected the additional week in 2004. The higher net sales at Schuitema also reflected the impact of seven new stores opened in 2004 and two in 2003, the expansion of 40 stores in 2004 and 49 in 2003 and the closing of some smaller stores and some providing inadequate return.

•	At the end of 2004, 284 of the 471 Schuitema stores were operated with the new C1000 format which provides larger stores with customer-appealing layouts, up from 239 at year-end 2003. Total sales area square footage for Schuitema increased 3.2% in 2004 compared to 2003.

•	The increase in net sales for Other Europe in 2003 compared to 2002 was attributable to strong net sales growth at Schuitema, caused by the continued successful implementation of the C1000 format, as well as an increase in net sales at our Spanish operations. The increase in net sales at our Spanish operations was mainly due to new store openings and higher net sales at stores on the mainland which were partly offset by lower net sales at stores in The Canary Islands due to the continuing decrease in tourism and new stores opened by competitors. Net sales in 2003 were not materially affected by store closings in mainland Spain at the end of 2003.

Operating income (loss)

The following table sets forth information relating to operating income (loss) for Other Europe in 2004, 2003 and 2002 and percentage changes between years.

	2004		2003		2002
(in millions, except percentages)	(53 weeks)	Change (%)	(52 weeks)	Change (%)	(52 weeks)
Net sales in EUR	4,947	(4.2)	5,164	3.5	4,991
Operating income (loss) in EUR	119	815.4	13	101.4	(903)
Operating income as a percentage of net sales	2.4%		0.3%		—
Change in gross profit as a percentage of net sales		0.2		(0.4)
Change in operating expenses as a percentage of net sales		2.0		18.4

•	Operating income for the arena increased in 2004 compared to 2003 primarily as a result of the gain realized on the sale of the Spanish operations in December 2004. The increase in operating income in 2004 compared to 2003 also reflected the fact that 2003 operating income was negatively affected by asset impairment of EUR 20 million at our Spanish operations and EUR 12 million at Schuitema and goodwill impairment of EUR 3 million at our Spanish operations.

•	Operating income for the arena was negatively affected by a EUR 14 million decrease in operating income at Schuitema in 2004 compared to 2003, primarily due to a write-off of capitalized commercial expenses and fixed asset impairment, which were partly offset by the release of provisions and the favorable impact of cost efficiency programs.

•	Other Europe reported operating income in 2003 compared to a significant operating loss in 2002. The 2002 operating loss was primarily due to goodwill impairment of EUR 882 million relating to our Spanish operations.

U.S. Foodservice results

Net sales

The following table sets forth net sales information for U.S. Foodservice in 2004, 2003 and 2002 and percentage changes between years.

	2004		2003		2002
(in millions, except percentages)	(53 weeks)	Change (%)	(52 weeks)	Change (%)	(52 weeks)
Net sales in EUR	15,170	(3.9)	15,790	(14.7)	18,508
Net sales in USD	18,847	5.7	17,837	2.3	17,435
Net sales as a percentage of consolidated net sales	29.2%		28.2%		29.5%

Ahold Annual Report 2004

Management’s Discussion & Analysis

•	The decrease in net sales in Euros in 2004 and 2003 for U.S. Foodservice was largely attributable to the weaker U.S. dollar against the Euro.

•	Net sales in U.S. dollars increased in 2004 and 2003, mainly as a result of food price inflation and, in 2004, the effect of the additional week. Net sales in 2004 would have increased by 3.9% compared to adjusted 2003.

•	Net sales in 2004 were negatively impacted by approximately 0.8% as a result of its national account customer rationalization program. U.S. Foodservice expects the rationalization program to continue to negatively impact net sales in 2005.

Operating income (loss)

The following table sets forth information relating to operating income (loss) for U.S. Foodservice in 2004, 2003 and 2002 and percentage changes between years.

	2004		2003		2002
(in millions, except percentages)	(53 weeks)	Change (%)	(52 weeks)	Change (%)	(52 weeks)
Net sales in EUR	15,170	(3.9)	15,790	(14.7)	18,508
Net sales in USD	18,847	5.7	17,837	2.3	17,435
Operating income (loss) in EUR	(74)	63.0	(200)	(225.0)	160
Operating income (loss) in USD	(92)	57.8	(218)	(247.3)	148
Operating income as a percentage of net sales	(0.5%)		(1.2%)		0.9%

•	U.S. Foodservice’s operating loss in Euro in 2004 compared to 2003 was positively impacted by the weaker U.S. dollar.

•	U.S. Foodservice’s operating loss in U.S. dollars improved in 2004 compared to 2003, mainly as a result of higher net sales, an enhanced sales mix and an increased selling margin.

•	U.S. Foodservice’s cost of sales in 2004 was impacted by product cost increases, product mix and changes in customer mix:

•	Product cost increases were related principally to inflation. Food price inflation is expected to continue to be a factor affecting net sales in 2005, although to a lesser extent than in 2004.

•	Dairy and meat product costs experienced the highest inflationary cost impacts. Net sales of these products increased as a percentage of U.S. Foodservice’s net sales because of higher inflationary cost impacts in 2004. This had a negative impact on gross profit margin percentage due to the fixed amount mark-up structure of these products which differs from products that have a percentage mark-up fee structure. As a result of this pricing structure, the effect of inflation on these products positively impacted our net sales, without having a comparable impact on our gross profit.

•	Product cost increases were moderated by U.S. Foodservice’s progress on its initiative to renegotiate its vendor arrangements and by the increase in the mix of street sales customers resulting from 2004 sales initiatives. This segment of customers generally carries a higher gross margin and higher expense structure.

•	Operating expenses as a percentage of net sales decreased in 2004. Operating expenses as a percentage of net sales were impacted by higher net sales, relative inflationary impacts, productivity initiatives and cost increases.

•	Higher costs were incurred in 2004 in such areas as diesel fuel, health and welfare, insurance and costs associated with U.S. Foodservice’s recovery initiatives, including USFAST, U.S. Foodservice’s initiative to integrate systems across the company. These increased costs were partially offset by the favorable impact of improvements in operating efficiency in 2004. Similar trends in cost increases and operating efficiency are expected in 2005.

•	In 2004, the effect of inflation on net sales caused by increased product costs was greater than the effect of inflation on operating expenses.

•	In 2003, an operating loss of USD 218 million was recorded compared to an operating income of USD 148 million in 2002 because U.S. Foodservice experienced a weakening of its procurement leverage as vendors raised prices and shortened payment terms, largely related to the events of 2003. U.S. Foodservice also experienced higher operating expenses in 2003 due to increases in associate benefit costs, increases in accounting and audit consulting fees in 2003 and obligations incurred in connection with the phase out of U.S. Foodservice's use of value added service providers, or VASPs.

Ahold Annual Report 2004

Company results

The following is a discussion of our consolidated results of operations for 2004 compared to 2003 and 2003 compared to 2002. For a table containing a summary of our consolidated results of operations, see “Consolidated Results Summary” above.

Total company net sales

The following table sets forth our net sales by arena and other business segments for 2004, 2003 and 2002.

	2004		2003		2002
(in EUR millions, excluding intersegment sales)	(53 weeks)	Change (%)	(52 weeks)	Change (%)	(52 weeks)
Retail
Stop & Shop/Giant-Landover Arena	12,949	(5.9%)	13,761	(12.8%)	15,789
Giant Carlisle/Tops Arena	5,209	(3.9%)	5,419	(13.3%)	6,247
BI-LO/Bruno’s Arena	3,861	(17.8%)	4,698	(19.1%)	5,810
Albert Heijn Arena	6,418	3.0%	6,231	(1.2%)	6,307
Central Europe Arena	1,683	6.0%	1,587	1.5%	1,563
Other Europe Operations	4,947	(4.2%)	5,164	3.5%	4,991
Rest of World	944	(63.4%)	2,582	(0.7%)	2,601

Total retail	36,011	(8.7%)	39,442	(8.9%)	43,308
Foodservice
U.S. Foodservice	15,170	(3.9%)	15,790	(14.7%)	18,508
Deli XL	819	(2.4%)	839	(3.8%)	872

Total foodservice	15,989	(3.9%)	16,629	(14.2%)	19,380
Group Support Office[1]	—		(3)		(5)

Ahold Group	52,000	(7.3%)	56,068	(10.6%)	62,683

[1]	The Group Support Office is the corporate staff of Ahold.

Our net sales declined in each of 2004 and 2003. In each of 2004 and 2003 net sales were negatively affected by lower currency exchange rates, including in particular the decline of the U.S. dollar against the Euro and the impact of our divestments. In 2004, net sales were positively impacted by the additional week in that fiscal year.

•	Our operations in the U.S. represented 72%, 71% and 74% of our consolidated net sales in 2004, 2003 and 2002, respectively. As a result, our net sales were significantly affected by the decline in the value of the U.S. dollar against the Euro in these years. The average USD to Euro exchange rate decreased by 9.2% in 2004 compared to 2003 and by 16.5% in 2003 compared to 2002. Excluding the impact of exchange rates, net sales would have declined by 0.8% in 2004 and increased by 2.7% in 2003, compared to the applicable prior year.

•	As noted above, our net sales also were negatively impacted by our divestments. Excluding the impact of divestments and the impact of exchange rates, net sales would have increased by 3.3% in 2004 and by 2.7% in 2003 compared to the prior year. For a description of the operations that were divested, see “Road to Recovery - Divestment program.”

•	Our net sales in 2004 were positively impacted by the additional week in 2004, which consisted of 53 weeks, as compared to 2003 and 2002, each of which consisted of 52 weeks. Net sales would have decreased by 8.7% in 2004 compared to adjusted 2003.

Net sales in 2003 were favorably affected by the full-year consolidation of Disco in South America, which began to be consolidated in the second quarter of 2002, and the full year operation of Lady Baltimore and Allen Foods acquired in September and December 2002, respectively.

Ahold Annual Report 2004

Management’s Discussion & Analysis

Total Company gross profit

The following table sets forth our gross profit and gross profit margins for 2004, 2003 and 2002.

	2004		2003		2002
(in EUR millions, except percentages)	(53 weeks)	% of net sales	(52 weeks)	% of net sales	(52 weeks)	% of net sales
Net sales	52,000	100.0	56,068	100.0	62,683	100.0
Cost of sales	(41,084)	79.0	(44,457)	79.3	(49,222)	78.5

Gross profit	10,916	21.0	11,611	20.7	13,461	21.5

In 2004, our gross profit margin improved compared to 2003 mainly because of a higher gross margin at U.S. Foodservice. The improved gross margin at U.S. Foodservice reflected, in part, its higher net sales, an enhanced sales mix and an increased selling margin. The gross profit margin for our food retail arenas improved slightly.

In 2003, our gross profit margin decreased compared to 2002 largely because of U.S. Foodservice, which experienced a weakening of its procurement leverage as vendors raised prices and shortened payment terms following the announcement on February 24, 2003 and competitive pressure at our U.S. and European retail operations, in particular at Albert Heijn.

Total Company operating expense

The following table sets forth our operating expenses by category for 2004, 2003 and 2002.

	2004		2003		2002
(in EUR millions, except percentages)	(53 weeks)	% of net sales	(52 weeks)	% of net sales	(52 weeks)	% of net sales
Selling expenses	(7,900)	15.2	(8,274)	14.8	(9,073)	14.5
General and administrative expenses	(1,675)	3.2	(2,009)	3.6	(1,989)	3.1
Goodwill and intangible assets amortization	(320)	0.6	(349)	0.6	(433)	0.7
Impairment of goodwill and other intangible assets	(25)	—	(72)	—	(1,287)	2.0
Impairment of other long-lived assets	(221)	0.4	(113)	0.2	(137)	0.2
Gain on disposal of tangible fixed assets	15	—	60	—	69	—
Net loss on divestments	(495)	1.0	(136)	0.2	—	—
Loss on resale joint venture shares	(87)	0.2	—	—	—	—
Loss on related party default guarantee	—	—	—	—	(372)	0.6

Total operating expenses	(10,708)	20.6	(10,893)	19.4	(13,222)	21.1

Our operating expenses decreased in 2004 compared to 2003, primarily because of lower selling expenses and general and administrative expenses, which were partially offset by higher net loss on divestments, a higher level of impairments of long-lived assets and the loss on the resale of the ICA joint venture shares as discussed below. Operating expenses as a percentage of net sales increased in 2004 compared to 2003, primarily as a result of the lower level of net sales.

Operating expenses in 2003 decreased compared to 2002, primarily because of the lower level of impairment in 2003. Total operating expenses as a percentage of net sales also declined in 2003 compared to 2002 for the same reason.

Selling expenses

Our selling expenses decreased in 2004 compared to 2003 due to the impact of currency exchange rates and divestments. As a percentage of net sales, selling costs increased mainly as a result of higher salaries and benefits, in particular, higher pension and health care costs.

Ahold Annual Report 2004

In 2003, our selling expenses decreased compared to 2002, mainly due to the impact of currency exchange rates. As a percentage of net sales, selling expenses increased mainly due to increased rent and other store expenses.

General and administrative expenses

Our general and administrative expenses decreased in 2004 compared to 2003 primarily because of the impact of currency exchange rates and lower costs for external advisors.

These positive effects were partially offset by an increase in 2004 in our pension charges for our defined benefit plans, and the following one-time costs in 2004:

•	USD 54 million related to the integration of Giant-Landover, Stop & Shop and the U.S. retail support functions;

•	EUR 44 million representing net payments made to AIG Europe (the Netherlands) N.V. in connection with the settlement of insurance coverage litigation with respect to a director’s and officer’s liability insurance policy issued by AIG for Ahold and U.S. Foodservice; and

•	EUR 8 million for the settlement with the Public Prosecutor in the Netherlands with respect to the side letter investigation.

In 2003, the increase in general and administrative expenses compared to 2002 was caused by higher costs for external advisors which were primarily related to the various investigations that were conducted in 2003 and the audit of the 2002 financial statements. The aggregate amount of additional audit, legal and consultancy fees and other costs was approximately EUR 170 million. In addition, our pension charges for our defined benefit plans were higher than the 2002 level.

Goodwill and intangible asset amortization

The amortization of goodwill and intangible assets was lower in 2004 compared to 2003, mainly as a result of lower investments in intangible fixed assets during 2004.

The decrease in 2003 versus 2002 was mainly as a result of lower goodwill asset balances in 2003 arising from the significant impairment taken in 2002.

Impairment of goodwill and other intangible assets

Goodwill and other intangible asset impairment continued to decline in 2004 after declining significantly in 2003 from 2002. In 2004, we recognized goodwill impairment of EUR 2 million related to the divestment of G. Barbosa in our Rest of World segment and impairment of EUR 23 million related to other intangible assets in our retail arenas.

In 2003, we incurred goodwill impairment of EUR 45 million, of which EUR 42 million related to our South American operations which were part of our Rest of World segment and EUR 3 million related to our operations in Spain which were part of our Other Europe Operations. In addition, we recorded a EUR 27 million charge for other intangible assets, including trade name licenses relating primarily to certain PYA Monarch private label products.

In 2002, we recorded the following goodwill impairment: (1) EUR 882 million in our Other Europe Operations relating to Ahold Supermercados in Spain, (2) EUR 271 million related to our Rest of World segment, consisting of EUR 217 million with respect to Disco and Santa Isabel and EUR 54 million with respect to Bompreço and G. Barbosa and (3) EUR 128 million related to Bruno’s in the BI-LO/ Bruno’s Arena.

Impairment of other long-lived assets

Other long-lived asset impairment increased in 2004 after decreasing slightly in 2003 from 2002. In 2004, we recorded the following impairments of other long-lived assets:

•	EUR 68 million in our Other Europe Operations related to the impairments at Schuitema of stores, capitalized commercial expenses and loan receivables;

•	EUR 47 million related to the impairment of loan receivables from Williams & Humbert, our Spanish winery joint venture;

•	EUR 30 million related to the Central Europe Arena, primarily due to the impairment of the hypermarkets in Poland;

•	EUR 29 million related to the Stop & Shop/Giant-Landover Arena because of increased competitive pressure resulting in store impairments;

•	EUR 26 million related to the Giant-Carlisle/Tops Arena because of an impairment of stores at Tops caused by increased competition;

•	EUR 14 million related to the Albert Heijn Arena, mainly caused by increased competition which resulted in store impairments; and

•	EUR 7 million related to G. Barbosa in our Rest of World segment.

In 2003, we recorded the following impairments of other long-lived assets:

•	EUR 30 million related to the Giant-Carlisle/Tops Arena, primarily as a result of the increased competition in the markets in which they operate;

•	EUR 20 million related to our Other Europe Operations due to impairments related to our Spanish operations;

Ahold Annual Report 2004

Management’s Discussion & Analysis

•	EUR 19 million related to our South America retail business in our Rest of World segment, including EUR 14 million relating to our Argentine operations;

•	EUR 12 million related to Schuitema;

•	EUR 9 million related to the Stop & Shop/Giant Landover Arena, mainly due to competitive pressures; and

•	EUR 4 million related to U.S. Foodservice.

In 2002, impairments were recorded for other long-lived assets, including EUR 42 million related to our Other Europe Operations due to impairments with respect to our Spanish operations, EUR 29 million related to the Giant-Carlisle/Tops Arena, EUR 24 million related to the Central Europe Arena and EUR 19 million related to our South American operations in our Rest of World segment.

Gain on disposal of tangible fixed assets

The gain on disposal on tangible fixed assets declined in 2004 after declining slightly in 2003 compared to 2002. The gain in 2004 was comprised of the EUR 13 million gain on the sale of several stores in our Other Europe Operations and a EUR 9 million gain on the sale of a real estate project in the Central Europe Arena. These gains were partially offset by a loss of EUR 12 million at the Giant-Carlisle/Tops Arena.

In 2003, the gain included EUR 31 million related to the Stop & Shop/Giant-Landover Arena, EUR 13 million related to the Albert Heijn Arena and EUR 11 million related to the Central Europe Arena.

The gain in 2002 included EUR 28 million related to the Stop & Shop/Giant-Landover Arena, EUR 21 million related to the Albert Heijn Arena and EUR 14 million related to the Central Europe Arena.

Net loss on divestments

The net loss on divestments increased significantly to EUR 495 million in 2004 compared to EUR 136 million in 2003, with no such loss incurred in 2002. Of the total losses incurred in 2004, EUR 503 million was the result of accumulated foreign currency translation adjustments. In 2004, the net loss on divestments was comprised of EUR 566 million related to our Rest of World segment, consisting of EUR 428 million related to the divestment of operations in Brazil, EUR 120 million related to the divestment of operations in Argentina and EUR 18 million related to the divestment of operations in Thailand. These losses were offset in part by a EUR 71 million gain in our Other Europe Operations related to the divestment of our operations in Spain.

Upon the divestment of foreign operations, we are required to recognize accumulated foreign currency translation adjustments and reverse goodwill, both of which were previously charged to shareholders’ equity. This loss on divestments has no impact on total shareholders’ equity. Exchange rate differences related to the translation of the financial results of foreign subsidiaries are recorded directly in shareholders’ equity. When these exchange rate differences are realized, which occurs upon the sale of the underlying foreign subsidiary, the cumulative foreign currency translation adjustments are recognized in the statement of operations as part of the gain or loss on the sale. Also goodwill previously deducted directly from shareholders’ equity upon acquisition has to be recognized pro rata to the statement of operations if sold within five years of the initial acquisition. For additional information, see Note 3 to our consolidated financial statements included in this annual report.

The net losses on divestments in 2003 were related to our Rest of World segment, consisting primarily of EUR 90 million related to divestments of our Chilean operations and EUR 44 million related to the divestment of our Malaysian operations.

Loss on related party default guarantee

We recorded in 2002 a loss on related party default guarantee relating to the default on bank debt by Velox Retail Holdings (“VRH”), our former partner in DAIH. We had guaranteed the bank debt of VRH and, as a result of VRH’s default, we had to acquire substantially all of VRH’s DAIH shares for a total amount of USD 448 million, which exceeded the fair value of the shares acquired, resulting in a loss on related party default guarantee of EUR 372 million. For more information, see Note 9 to our consolidated financial statements included in this annual report.

Loss on resale joint venture shares

In 2004, we purchased the 20% interest of Canica AS in ICA. Simultaneously, we sold half of this stake to ICA Förbundet Invest AB, the other joint venture partner, and ICA Förbundet Invest AB waived its right under the related shareholders agreement to put to us its interest in ICA. These transactions resulted in a loss of EUR 87 million. For more information, see Notes 3 and 30 to our consolidated financial statements included in this annual report.

Ahold Annual Report 2004

Total Company operating income

	2004		2003		2002
(in EUR millions)	(53 weeks)	Change	(52 weeks)	Change	(52 weeks)
Retail
Stop & Shop/Giant-Landover Arena	681	(331)	1,012	(174)	1,186
Giant Carlisle/Tops Arena	113	8	105	(114)	219
BI-LO/Bruno’s Arena	40	(6)	46	25	21
Albert Heijn Arena	297	8	289	(59)	348
Central Europe Arena	(54)	5	(59)	(19)	(40)
Other Europe Operations	119	106	13	916	(903)
Rest of World	(578)	(351)	(227)	91	(318)

Total retail	618	(561)	1,179	666	513

Foodservice
U.S. Foodservice	(74)	126	(200)	(360)	160
Deli XL	3	(3)	6	(2)	8

Total foodservice	(71)	123	(194)	(362)	168

Group Support Office	(339)	(72)	(267)	175	(442)
Ahold Group	208	(510)	718	479	239

Our operating income declined in 2004 compared to 2003 mainly due to the increase in the net loss on divestments discussed above. Our operating income also was negatively impacted by reduced operating income at the Stop & Shop/ Giant-Landover Arena, the increase in impairments of other long-lived assets and the loss of EUR 87 million related to the purchase and resale of the interests in ICA. Operating income in 2004 was positively impacted by the lower operating loss at U.S. Foodservice and the lower costs for external advisors.

The increase in our operating income in 2003 compared to 2002 was mainly due to a more than EUR 1.2 billion decrease in the level of goodwill impairment. Excluding the impairment of goodwill and our 2002 loss on related party default guarantee, our 2003 operating income was mainly affected by weaker operating performance at U.S. Foodservice, the competitive pressure on U.S. and European retail operations and the loss on divestments resulting from the sale of various companies. Our 2003 operating income was also impacted as a result of the higher costs for external advisors and other costs primarily in connection with the various investigations that were conducted in 2003 and the audit of the 2002 financial statements.

Net financial expense

The following table sets forth our net financial expense for 2004, 2003 and 2002.

	2004		2003		2002
(in EUR millions, except in percentages)	(53 weeks)	Change (%)	(52 weeks)	Change (%)	(52 weeks)
Net interest expense	(717)	24.7	(952)	(0.9)	(944)
Gain (loss) on foreign exchange	5	—	14	—	(50)
Other financial income and expense	1	—	—	—	(14)

Net Financial Expense	(711)	24.2	(938)	6.9	(1,008)

Our net financial expense declined in 2004 compared to 2003, after declining slightly in 2003 from 2002. Excluding the impact of currency exchange rates, net interest expense would have decreased by 19.4% in 2004 compared to 2003.

The decrease in net financial expense was mainly impacted by the following:

•	Lower average outstanding debt balances as a result of debt repayments during 2004 and 2003, including the

Ahold Annual Report 2004

Management’s Discussion & Analysis

early redemption in June 2004 of EUR 920 million of our 4.0% convertible subordinated notes which were due in May 2005 and the repayment of our EUR 678 million 3.0% convertible subordinated notes in September 2003.

•	Significantly lower applicable banking fees and borrowing rates in 2004 resulting mainly from the replacement of the March 2003 Credit Facility with the December 2003 Credit Facility and as a result of the refinancing of the U.S. Foodservice securitization program in August 2004 with a new securitization program having terms more in line with the market conditions.

•	Higher interest income as a result of higher outstanding cash balances primarily as a consequence of our divestment program, as well as proceeds from the 2003 Rights Offering.

We did not borrow under the December 2003 Credit Facility, but we did use letters of credit under this facility. We expect a further reduction of net financial expense in 2005 that will be mainly attributable to lower net interest expense due to the debt maturities in 2005 and also the termination of the December 2003 Credit Facility and planned negotiation of a new credit facility in 2005 which we expect will include more favorable terms and conditions. For further information about our borrowings, see Note 24 to the consolidated financial statements included in this annual report.

Income taxes

In 2004, our income tax expense amounted to EUR 66 million, as compared to an income tax benefit of EUR 72 million in 2003 and an income tax expense of EUR 390 million in 2002. Our effective tax rate, calculated as a percentage of income before income taxes, changed significantly in 2004 compared to 2003 and reached a level of negative 13.1% (2003: 32.7%, 2002: negative 50.8%).

We recorded a net loss before income taxes of EUR 503 million in 2004, but because we also had to pay income taxes in 2004 in certain jurisdictions where we had profitable operations, the result was that we had an effective tax rate that was negative.

The main factors contributing to this change in the effective tax rate in 2004 were the non-deductible net loss on divestments of EUR 495 million (2003: net loss on divestments of EUR 136 million), including the non-deductible currency translation adjustments, and non-deductible operating expenses such as the loss of EUR 87 million related to purchase and resale of the interests in ICA and the EUR 47 million impairment of loan receivables. Additional valuation allowances related to loss carry-forwards, in particular those related to Peapod, and decreased intercompany finance activities also had a negative impact on the effective tax rate. Our 2004 effective tax rate also was affected by adjustments to contingency reserves, as well as the change in the geographic mix of our operations.

The change in the effective tax rate in 2003 (32.7%) compared to 2002 (negative 50.8%) was caused primarily by the release of tax contingency reserves in 2003 whereas in 2002 we recorded significant non-deductible items, including goodwill impairment of EUR 1.3 billion, the loss on related party default guarantee of EUR 372 million and goodwill amortization.

Share in income (loss) of joint ventures and equity investees

The following table sets forth our share in income (loss) of joint ventures and equity investees for 2004, 2003 and 2002. For more information about certain of these joint ventures and equity investees, see “Business Overview-Unconsolidated joint ventures and equity investees” below).

(in EUR millions)	2004	2003	2002
ICA, Scandinavia	94	132	61
JMR, Portugal	39	24	35
Paiz Ahold, South America	12	9	10
DAIH, South America [1]	—	—	(126)
Others	1	(4)	(18)

Total share in income (loss) of joint ventures and equity investees	146	161	(38)

[1]	Includes DAIH for periods in 2002, in which it was not consolidated in our financial statements.

3Ahold Annual Report 2004

ICA AB, Scandinavia

The changes in our share in income of ICA AB in 2004 compared to 2003 and in 2003 compared to 2002 were mainly due to the one-time gain of EUR 119 million (our share in this gain was EUR 60 million) in 2003 from ICA AB’s sale and leaseback of several distribution centers. Our share in income in ICA AB in 2004 also was positively affected by the increase in our interest in ICA AB from 50% to 60% in November 2004. ICA AB’s operating earnings in 2004 were negatively impacted by the five-week transportation strike in Norway and lower capital gains on property sales, which were partly offset by lower write-downs and the gain on the sale of Statoil Detaljhandel.

JMR, Portugal

Our share in income of JMR increased in 2004 after decreasing in 2003. The increase in 2004 and decrease in 2003 were mainly due to a one-time depreciation charge at JMR in 2003. The implementation of a cost-cutting program in 2004, aimed at improving the competitiveness of Pingo Doce and Feira Nova, also contributed to the increased income in 2004.

Our share in income of JMR in 2003 also decreased compared to 2002 as a result of lower gross profit margins due to the price repositioning at Pingo Doce and strong price competition at Feira Nova in combination with a one-time depreciation.

Paiz Ahold, South America

In 2004, our share in income from Paiz Ahold increased compared to 2003 mainly driven by a higher gross margin partly offset by the impact of the currency exchange rates. Paiz Ahold owns a 66.7% interest in CARHCO. In 2003, our share of income from Paiz Ahold decreased compared to 2002 due to the impact of currency exchange rates.

Net loss

Net loss in 2004 increased compared to 2003, after declining significantly in 2003 compared to 2002. The increase in net loss in 2004 was caused by the decrease in operating income, which was offset in part by the decline in net financial expense. The decrease in net loss in 2003 was mainly caused by lower operating expenses in 2003 as a result of the lower level of goodwill impairment in 2003 compared to 2002.

Adjustments to conform to US GAAP

For 2004, our net loss under Dutch GAAP was EUR 436 million compared to a net income under US GAAP of EUR 110 million. Under US GAAP, net income per common share – basic was EUR 0.04 per share in 2004, compared to net loss per common share – basic of EUR 0.71 in 2003. One of the most significant reconciling items in 2004 was the EUR 553 million related to divestments, primarily because under Dutch GAAP we recognized a loss on divestment at the moment of divestment while under US GAAP we had previously recognized in 2003 an impairment of the carrying value of the assets held for sale.

The most significant items in reconciling Dutch GAAP and US GAAP in 2004 are set forth below.

(in EUR millions)
Divestments	553
ICA Put Option	203
Measurement of assets held for sale	(200)
Impairment of goodwill and other intangible assets	(156)
Recognition and amortization of goodwill	134
Goodwill purchase accounting adjustments	(62)
Derivative instruments	58

For more information about the significant items in reconciling Dutch GAAP and US GAAP, as they apply to us, see Note 31 to our consolidated financial statements included in this annual report.

Subsequent to the issuance of our 2003 financial statements, we identified certain unintentional errors that had been made in the determination of net income (loss) and shareholders’ equity under US GAAP for 2003, 2002 and prior years. To correct these errors, we have restated our notes to financial statements disclosure relating to US GAAP. For more information about our restatement under US GAAP, see Note 31 to our consolidated financial statements included in this annual report.

Ahold Annual Report 2004

Management’s Discussion & Analysis

Reconciliation of non-GAAP financial measures

The following table sets forth a reconciliation of net sales in adjusted 2003 to net sales in 2003.

(in millions)		2004 (53 weeks)	2003 (52 weeks)	First week 2004 (one week)	Adjusted 2003 (53 weeks)
Ahold Group	EUR	52,000	56,068	976	57,044
Retail
Stop & Shop/Giant-Landover Arena	USD	16,105	15,539	308	15,847
Giant-Carlisle/Tops Arena	USD	6,480	6,120	121	6,241
BI-LO/Bruno’s Arena	USD	4,800	5,298	95	5,393
Albert Heijn Arena	EUR	6,418	6,231	132	6,363
Foodservice
U.S. Foodservice	USD	18,847	17,837	294	18,131

The following table sets forth a reconciliation of net sales in adjusted 2002 to net sales in 2002.

(in millions)		2003 (52 weeks)	2002 (52 weeks)	First week 2003 (one week)	Adjusted 2002 (53 weeks)
Retail
Stop & Shop/Giant-Landover Arena	USD	15,539	14,891	308	15,199
Giant-Carlisle/Tops Arena	USD	6,120	5,893	121	6,014
BI-LO/Bruno’s Arena	USD	5,298	5,476	107	5,583
Albert Heijn Arena	EUR	6,231	6,307	124	6,431

Liquidity and capital resources

Liquidity

We rely on cash provided by operating activities as our primary source of liquidity in addition to debt and equity issuances in the capital markets, letters of credit under our credit facilities and available cash. Our strategy to restore our financial health includes reducing our gross debt level, improving our working capital management, being selective with our capital expenditures, raising funds through our divestment of non-core businesses or under-performing assets and raising equity through the 2003 Rights Offering. For additional information regarding our strategy, see “Significant Factors Affecting Our Results of Operations and Financial Condition – Road to Recovery.”

Our improved liquidity position and stronger balance sheet enabled us on February 15, 2005 to terminate our December 2003 Credit Facility and enter into a letter of credit facility (the “2005 LoC Facility”). The 2005 LoC Facility matures on June 30, 2005 and provides capacity to borrow up to USD 700 million in letters of credit. At the time of termination, the December 2003 Credit Facility remained unused other than USD 573 million in letters of credit. These outstanding letters of credit were transferred to the 2005 LoC Facility and secured with a cash deposit of USD 573 million by our Stop & Shop subsidiary. We are in discussions with financial institutions to establish a new credit facility, which we expect will include more favorable terms and conditions than the December 2003 Credit Facility. For further details, see Note 24 to our consolidated financial statements included in this annual report.

Under the December 2003 Credit Facility, we were subject to financial and other covenants, including maintaining certain interest coverage and leverage ratios. As a result of the termination of the December 2003 Credit Facility, we are no longer subject to any covenant requirements. In addition, as a result of the renegotiated U.S. Foodservice securitization program entered into in August 2004, we are no longer subject to financial covenants tied to Ahold under that program as more fully described under

Ahold Annual Report 2004

“U.S. Foodservice Accounts Receivable Securitization Programs” below.

Assessment of liquidity and capital resources

Based on current operating performance and strengthened liquidity position, we believe that cash provided by operating activities and available cash balances will be sufficient for our working capital, capital expenditures, interest payments and scheduled debt repayment requirements for the next 12 months and the foreseeable future. We will continue to assess our liquidity position and potential sources of supplemental liquidity in view of our operating performance and other relevant circumstances.

Our current level of indebtedness, our other commitments and contingencies and our increased letter of credit requirements could affect our operations in a number of ways, including the following:

•	We currently have substantial debt outstanding and the payment of amounts due within one year on our outstanding debt and the continued funding of our business will require significant cash resources.

•	We have certain off-balance sheet commitments and contingencies that may have significant future cash requirements. For additional information about our commitments and contingent liabilities, see the discussion in “Contractual Obligations” and “Off-Balance Sheet Arrangements” below and in Note 30 to our consolidated financial statements included in this annual report.

Credit ratings

Our credit ratings are periodically reviewed by rating agencies and communicated to financial markets and investors. Our Road to Recovery strategy and progress to date has impacted the ratings assigned to Ahold by the applicable two rating agencies and is an important part of our overall management strategy of restoring our financial health.

The following table sets forth our credit ratings for 2004, 2003 and 2002.

	2004	2003	2002
Moody’s
Long term rating (senior implied issuer)	Ba2	Ba3	Baa1
Outlook	Positive	Positive	Negative

Standard & Poor’s
Long term rating (local and foreign issuer)	BB	BB	BBB+
Outlook	Positive	Positive	Negative

Most recently on September 20, 2004, Moody’s confirmed our positive outlook, raised our senior implied issuer rating from Ba3 to Ba2, raised our issuer rating and our senior unsecured debt rating from B1 to Ba3 and raised our subordinated debt rating from B2 to B1. On February 4, 2005 Moody’s raised both our issuer rating and our senior unsecured debt rating from Ba3 to Ba2, raised our subordinated debt rating from B1 to Ba3 and confirmed our positive outlook.

On December 19, 2003, S&P raised our long-term local issuer credit and long-term foreign issuer credit rating from BB- to BB with positive outlook. Both ratings were taken off credit watch. In addition, S&P affirmed its short-term B corporate credit rating on the group.

We are focused on working towards meeting what we understand to be the criteria for an investment grade rating from the applicable two rating agencies.

Cash flows

We believe that our continued focus on cash flow generation will allow us to continue to strengthen our balance sheet and build a solid platform for funding organic and strategic growth, pursuing cost reduction opportunities and continuing to reduce debt. The execution of Ahold’s Road to Recovery strategy resulted in a substantial cash generation in both 2004 and 2003 primarily attributable to the following:

•	completion of the 2003 Rights Offering, which generated net proceeds of EUR 2.9 billion in 2003,

•	divestment of non-core and underperforming assets which contributed EUR 978 million and EUR 284 million in net cash proceeds in 2004 and 2003, respectively,

•	more efficient capital allocation and

•	improved working capital management.

The cash we generated was partially used to reduce gross debt in 2004 and 2003 by EUR 1.5 billion and EUR 2.4 billion, respectively.

Ahold Annual Report 2004

Management’s Discussion & Analysis

The following table sets forth our net change in cash for 2004, 2003 and 2002.

(in EUR millions)	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
Net cash from operating activities	1,571	1,931	2,455
Net cash from investing activities	(253)	(448)	(2,593)

Net cash before financing activities	1,318	1,483	(138)
Net cash from financing activities	(1,183)	1,043	(473)

Net change in cash	135	2,526	(611)

Cash flow before financing activities

Net cash flow before financing activities declined slightly in 2004 compared to 2003 primarily due to lower net cash from operating activities. The lower net cash from operating activities was mainly attributable to cash used for working capital in 2004 (EUR 94 million) versus cash generated through substantial reductions in working capital in 2003 (EUR 468 million). In addition, we had a higher outflow for corporate income taxes paid in 2004 (EUR 113 million versus EUR 13 million) mainly as a consequence of a settlement with the Dutch tax authorities for prior years’ tax liabilities. Cash flows from operating activities decreased in 2003 compared to 2002 primarily as a result of lower net sales and lower gross profit margins. The decrease was partly offset by a higher cash inflow from working capital, which was primarily due to a reduction of inventory.

The following table details the cash flow from investing activities.

(in EUR millions)	2004 (53 weeks)	2003 (52 weeks)	2002 (52 weeks)
Purchase of tangible and intangible fixed assets	(1,402)	(1,357)	(2,160)
Fixed and intangible assets disposals	235	555	590
Acquisitions of businesses	(507)	(79)	(1,136)
Divestment of subsidiaries and interests in joint ventures and equity investees	989	298	19
Other	432	135	94

Cash flows from investing activities	(253)	(448)	(2,593)

In 2004 our net cash used for investing activities declined compared to 2003 and 2002. This primarily was caused by the inclusion in cash flow from investing activities in 2004 and 2003 of the cash proceeds from our divestment of various operations in those years as part of our divestment program. For a more detailed discussion of our divestments, see “Road to Recovery – Divestment program” and Note 3 to our consolidated financial statements included in this annual report. The total capital expenditures in 2004 were slightly higher than in 2003, which was substantially lower than the 2002 level. In 2003, we scrutinized and restricted capital expenditures in order to strengthen our cash flow. In 2004, 2003 and 2002, the majority of our capital expenditures were for new stores, store improvements and distribution centers. In 2004 and 2003, capital expenditures were funded primarily from cash generated from operations. Of the total amount of 2004 capital expenditures, approximately 66% was related to activities in U.S. food retail, approximately 25% was related to activities in Europe food retail and approximately 7% related to activities in U.S. Foodservice. At year-end 2004, we had total capital expenditure commitments of EUR 449 million, which primarily related to expenditures for new stores and store improvements. We expect capital expenditures in 2005 for new replacement stores, remodeling of stores, technology and supply chain infrastructure.

Cash used for acquisitions was higher in 2004 compared to 2003, reflecting our acquisition of the additional 20% interest in ICA, of which we then sold half to the other remaining ICA joint venture partner. The amount of cash used for acquisitions in 2003 was substantially lower than in 2002 reflecting in part the change in strategy as a result of the events announced in February 2003.

Cash inflows from the disposal of fixed and intangible assets decreased compared to 2003 and 2002. Disposal of

Ahold Annual Report 2004

fixed assets generally related to the sale of individual stores, shopping centers or parcels of land that were no longer in use or being held for sale and also included proceeds from sale-leaseback transactions.

Cash flows from other investing activities primarily were related to dividends received from our joint ventures and other equity investees and issuance and repayment of loan receivables, which were generally issued to third-party real estate developers for the purpose of developing future property to be used by us in our operations. Cash flows from these activities increased in 2004 compared to 2003 and 2002 mainly as a result of our receipt in 2004 of an extraordinary dividend from ICA totaling approximately EUR 364 million.

Cash flow from financing activities

One of our primary focuses of the Road to Recovery strategy is on debt reduction. Our net cash flow from financing activities in 2004 represented a cash outflow of EUR 1.2 billion, compared to a cash inflow of EUR 1.1 billion in 2003 and a cash outflow of EUR 473 million in 2002. Our 2004 cash flow from financing activities was impacted by the early redemption in June 2004 of EUR 920 million of our 4% notes that otherwise would have matured in May 2005. Our 2003 cash flow from financing activities was impacted by the December 2003 EUR 2.9 billion rights offering of common shares and restricted ADSs and a EUR 75 million offering of depositary receipts of cumulative preferred financing shares. The net proceeds from these offerings were used in part to repay all outstanding borrowings under the March 2003 Credit Facility and the balance was used for the repayment of other indebtedness and for other general corporate purposes. The cash inflow in 2003 was partially offset by other debt repayments, including maturing debt, which were higher in 2003 as compared to 2002.

Debt

Our total gross debt was approximately EUR 9.3 billion, EUR 10.8 billion and EUR 12.9 billion at year-end 2004, 2003 and 2002, respectively:

In 2004, our long-term debt, excluding capital leases and including the current portion, decreased by EUR 1.3 billion from EUR 7.6 billion in 2003 to EUR 6.3 billion. Of this decrease, EUR 1.1 billion was attributable to the repayment of loans and approximately EUR 325 million associated with favorable changes in exchange rates, principally between the U.S. dollar and the Euro. We also incurred new long-term debt totaling EUR 201 million in 2004 of which USD 165 million was due to the repurchase of certain properties that were previously sold in leverage lease transactions by Ahold Lease U.S.A., Inc. A total of EUR 1.3 billion of our long-term debt is due in 2005 and EUR 5.0 billion between 2006 and 2031, of which EUR 1.6 billion is due in 2008. Of the long-term debt due in 2005, EUR 1.0 billion relates to our EUR 1.5 billion 6.375% notes that mature on June 8, 2005 (swapped to a USD liability of USD 1.4 billion at an interest rate of 8.547%), which we expect to pay from our cash balances.

For a detailed discussion of our debt, see Note 24 to our consolidated financial statements included in this annual report.

During 2004 we repaid the following indebtedness:

•	On February 12, 2004, we repaid a EUR 22.5 million loan that we had obtained on August 2, 1999 from Albert Heijn Vaste Klanten Fonds (“AHVKF” or “Dutch Customer Fund”) bearing a fixed interest rate of 4.3%.

•	On February 12, 2004, we repaid a EUR 44 million callable loan that we had obtained on August 4, 2003 from AHVKF, with a fixed interest rate of 5.2%.

•	On June 1, 2004, ARE repaid the last tranche in the amount of EUR 9 million of the loan issued by ING Bank N.V. on June 1, 1994 in the amount of EUR 45 million with an interest rate of 7.7%.

•	On June 2, 2004, we redeemed at 100% of the principal amount our EUR 920 million 4% convertible subordinated notes with an original maturity date of May 19, 2005.

•	During the course of 2004, we fully repaid debt related to Ahold associate savings in the amount of EUR 68 million.

Additionally, we executed transactions in January and February 2004 to reduce the outstanding and other long-term debt of Bompreço in the aggregate of approximately EUR 74 million in order to facilitate its sale. We divested Bompreço in March 2004 and no longer retain any liability with respect to these bonds and other long-term debt.

After 2004 the following debt related transactions took place:

•	On February 1, 2005, Schuitema repaid an installment in the amount of EUR 25 million of a EUR 125 million loan issued by NIB Capitalbank N.V. on May 15, 2003 with a final maturity date of February 2007.

•	On February 15, 2005, we terminated the December 2003 Credit Facility and entered into the 2005 LoC Facility, as discussed further under “Liquidity” above.

We are party to a Euro Medium Term Note (“EMTN”) Program, under which we had outstanding an aggregate

Ahold Annual Report 2004

Management’s Discussion & Analysis

of EUR 4.1 billion in notes as of year-end 2004. The notes have maturity dates ranging from 2005 through 2031. Notes issued under the EMTN program contain customary restrictive covenants, including negative pledge covenants. We cannot issue any additional debt under the EMTN Program until program documentation is updated.

Credit facilities

As discussed above, on February 15, 2005, we terminated the December 2003 Credit Facility, which had an original maturity date of December 17, 2006, and subsequently entered into the 2005 LoC Facility.

The letters of credit that were outstanding under the December 2003 Credit Facility at the time of its termination were transferred to the 2005 LoC Facility and were subsequently collateralized through a cash deposit of USD 573 million in the name of our subsidiary Stop & Shop. The 2005 LoC Facility matures on June 30, 2005 and provides capacity to borrow up to USD 700 million in letters of credit.

The December 2003 Credit Facility was comprised of the following three facilities:

•	Euro Facility: EUR 300 million made available to Albert Heijn.

•	Dollar Facility: USD 650 million made available to Stop & Shop.

•	Letter of Credit Facility: USD 800 million made available to Stop & Shop.

The December 2003 Credit Facility required us to comply with various financial and non-financial covenants that restricted, or prohibited in some cases, among other things, our ability to pay dividends, incur additional debt, make loans, acquisitions and investments, incur capital expenses and sell assets. The December 2003 Credit Facility included a pledge of our shares in certain key income generating entities, certain intercompany receivables and intellectual property rights.

The March 2003 Credit Facility outstanding balances were repaid on December 17, 2003. On that date, we had borrowings of USD 750 million and EUR 600 million outstanding and USD 363 million in letters of credit issued. This facility was simultaneously replaced by the December 2003 Credit Facility, with all issued letters of credit being transferred to the December 2003 Credit Facility.

U.S. Foodservice accounts receivable securitization programs

We use securitization programs as part of our diversified funding and liquidity strategy. Our wholly owned subsidiaries, U.S. Foodservice and its subsidiary Alliant Foodservice, Inc., each participate in a separate receivables sale agreement whereby the applicable company and certain of its subsidiaries sells, on an ongoing basis, its eligible accounts receivables to two companies which are wholly owned, special purpose, bankruptcy remote subsidiaries of the applicable company. Each subsidiary in turn transfers its rights to a master trust, which then issues trust certificates to third party investors. The chart below is illustrative of our structure:

•	On August 24, 2004, the USD 490 million U.S. Foodservice securitization program was refinanced with a 364-day securitization program with improved terms and conditions and which had a maximum purchase limit of USD 600 million at year-end 2004. The proceeds were used to pay off the variable certificates under the prior U.S. Foodservice program.

•	The Alliant securitization program had a maximum purchase limit of USD 300 million at year-end 2004.

At inception, the two securitization programs qualified under US GAAP and Dutch GAAP for off balance sheet treatment. On July 10, 2003, the agreement relating to the U.S. Foodservice program was amended resulting in the

Ahold Annual Report 2004

requirement to recognize the accounts receivable in our consolidated balance sheet and the associated funding costs in our consolidated statements of operations. The requirement resulted in an increase of the balance sheet accounts receivable and corresponding short-term debt of USD 402 million (EUR 297 million) and USD 404 million (EUR 325 million) for 2004 and 2003, respectively.

Additionally, effective January 1, 2004, following a clarification of the Dutch Guideline on Annual Reporting, the Alliant Master Trust, previously accounted for off-balance sheet, were consolidated for Dutch GAAP purposes, resulting in an increase of the balance sheet accounts receivable and corresponding short-term debt of USD 300 million (EUR 221 million) and USD 328 million (EUR 263 million) for 2004 and 2003, respectively. At year-ends 2004 and 2003, the two receivables companies sold to third parties USD 702 million (EUR 518 million) and USD 732 million (EUR 589 million), respectively, of its interests under the securitization programs included in our short-term debt.

In conjunction with the securitization programs, Ahold has agreed to guarantee the performance of the obligations of U.S. Foodservice and Alliant, acting as servicer, under the securitization documentation (including compliance with the terms of the receivables agreements relating to servicing of receivables). Neither company, however, guarantees any payment on accounts receivable sold to the applicable master trust. The securitization programs contain performance covenants that are in line with market practice. For further detail, see Note 2 to our consolidated financial statements included in this annual report.

Equity offerings

In December 2003, we completed the 2003 Rights Offering. We issued 620,951,317 common shares at an issue price of EUR 4.83 per share. Concurrently with the 2003 Rights Offering, we completed the issuance of 109,900,000 preferred financing shares at an issue price of EUR 0.69 per share. The two offerings raised net proceeds of approximately EUR 2.9 billion, which were used in part to repay the outstanding borrowings under the March 2003 Credit Facility.

Financial instruments and derivatives

Our primary market risk exposures are related to currency exchange rate and interest rate fluctuations and, to some extent, commodity price fluctuations, which we manage through derivative financial instruments. For a more detailed discussion of our market risk, see “Risk Management Regarding Financial Instruments and Derivatives” below. We had 273 financial derivative contracts outstanding as of year-end 2004. The total nominal amount of these contracts as of year-ends 2004 and 2003 was EUR 5.2 billion and EUR 4.7 billion, respectively. Of these 273 contracts, 119 had a maturity shorter than one year, 148 had a maturity of one to five years and 6 had a maturity ranging from five to 30 years. Some of Ahold’s derivative agreements contain termination events, the occurrence of which allows the respective derivative to be terminated early. The occurrence of such early termination right could under certain circumstances result in cross acceleration and cross defaults under the terms of other derivatives instruments and might under certain circumstances affect certain debt agreements. Our use of financial instruments and accounting policies for financial instruments is described more fully in Notes 29 and 31 to our consolidated financial statements included in this annual report.

Contractual obligations

Both we and our subsidiaries have various contractual obligations. We must include some of these as liabilities in our consolidated balance sheet, including long- and short-term debt and capital lease commitments. There are others, namely operating lease commitments, capital commitments and purchase obligations, which we do not need to include as liabilities on our consolidated balance sheet, but which we must disclose. The following table summarizes our contractual obligations at year-end 2004.

Ahold Annual Report 2004

Management’s Discussion & Analysis

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt including current portion [1]	6,338	1,304	763	1,985	2,286
Short-term debt	604	604	—	—	—
Capital lease commitments [2]	2,328	131	176	195	1,826
Operating lease commitments [3]	5,587	544	974	813	3,256
Capital investment commitments [4]	449	329	94	18	8
Purchase obligations [5]	1,840	843	449	282	266
Pension obligations [6]	3,411	124	258	278	2,751

Total	20,557	3,879	2,714	3,571	10,393

[1]	These amounts do not include a total of USD 580.6 million of issued letters of credit as of year-end 2004, all of which were issued under the December 2003 Credit Facility. For more information on our long-term debt, see Note 24 of our consolidated financial statements included in this annual report.

[2]	Capital lease commitments represent obligations relating to real estate and other tangible fixed assets such as equipment and transportation fleets. For more information on capital leases, see Note 25 of our consolidated financial statements included in this annual report.

[3]	Operating lease commitments represent the minimum rents payable. Amounts are not offset by expected sublease income. For more information on operating leases, see Note 30 of our consolidated financial statements included in this annual report.

[4]	Capital investment commitments represent investments in land, building, improvements, fixtures and equipment. We had capital investment commitments outstanding at year-end 2004 in the amount of EUR 199 million and EUR 250 million related to investments in Europe and the U.S., respectively.

[5]	Purchase obligations include open purchase orders outstanding at year-end 2004 for merchandise, both for resale and not-for resale, and other contracts with vendors that contain minimum purchase requirements. This does not include purchase contracts for which we have received advance vendor allowances, which typically may be terminated without satisfying the purchase commitments upon repayment of the unearned portions of the advance vendor allowances.

[6]	Pension obligations represent the projected benefit obligation for our defined benefit plans. In addition to this obligation, we also had related plan assets with a fair value of EUR 2.4 billion at year-end 2004. As a result, our unfunded obligation was EUR 1.0 billion as of year-end. For more information on pensions, see Note 21 of our consolidated financial statements included in this annual report.

Off-balance sheet arrangements

In addition to the obligations recorded on our balance sheet, we have certain commitments and contingencies that may result in future cash requirements. These include the capital commitments, operating lease commitments, purchase obligations and the other contractual obligations we have discussed above. They also include (1) guarantees for franchisees and for other third-parties and (2) the retained and contingent interests discussed below. For additional information about our commitments and contingent liabilities, see Note 30 to our consolidated financial statements included in this annual report.

Guarantees

In addition to the guarantees we issue to lessors of operating leases and equipment used by our subsidiaries, we had EUR 2.4 billion in outstanding guarantees at year end 2004, consisting of the following:

•	Credit facility guarantees: Ahold had outstanding guarantees relating to credit facilities of EUR 2.1 billion. Of this amount, EUR 1.4 billion related to Ahold’s December 2003 Credit Facility, under which no borrowings were outstanding other than USD 581 million in issued letters of credit.

•	Lease guarantees for franchisees and divestments: We had EUR 111 million of guarantees related to leases of franchisees and in connection with divestments, as further described in “Retained and Contingent Interests-Third-Party Leases” and in Note 30 of our consolidated financial statements included in this annual report.

•	Loan guarantees for third parties: We are contingently liable for guarantees issued to third parties on behalf of our franchisees, joint ventures and other third parties involved with us in real estate development projects. These guarantees were issued in order to obtain financing or for general corporate purposes. As of year-end 2004, we had outstanding loan guarantees for franchisees, subsidiaries and joint ventures of EUR 39 million.

•	Buyback guarantees: We had EUR 29 million in buyback guarantees related to franchisees.

•	Franchisee and other miscellaneous guarantees: We had EUR 45 million of corporate guarantees, of which EUR 26 million related to corporate guarantees for franchises. These guarantees have been provided to suppliers as assurance that the applicable Ahold subsidiary or franchisee’s financial obligation, as detailed in the underlying contract, will be met.

In addition, during 2003 U.S. Foodservice had product purchasing arrangements with five entities, commonly referred to as value-added service providers (“VASPs”), that provided varying degrees of support to U.S. Foodservice primarily in the procurement of private label and signature brand products. As part of its normal business practice, U.S. Foodservice had guaranteed some of the obligations of the VASPs to vendors relating to purchases made on behalf of U.S. Foodservice. The amount of future payments that U.S. Foodservice would have been required to make under the guarantees depended on outstanding accounts payable to vendors for purchases made by the VASPs on behalf of U.S. Foodservice. During 2004, U.S. Foodservice ended its relationship with each of the five VASPs through a phased

Ahold Annual Report 2004

transition of services and is not incurring any new guaranteed obligations with respect to these prior arrangements. In December 2003, U.S. Foodservice entered into a termination and settlement agreement relating to four of the five VASPs, pursuant to which U.S. Foodservice agreed to reimburse the VASPs for certain costs that they incurred as a result of the phase out, principally associate severance and unavoidable lease commitments.

In connection with the phase out of the VASPs, U.S. Foodservice assumed certain liabilities and obligations of the four VASPs with which it has entered into termination and settlement agreements and expects that it will assume some of the liabilities and obligations of the fifth VASP. In addition, U.S. Foodservice does not expect to be able to fully collect the amounts owed to U.S. Foodservice by the VASPs. U.S. Foodservice also could still be contingently liable under some of its prior guarantees of VASP obligations. We do not believe that U.S. Foodservice’s potential liability related to exiting from VASP arrangements will have a material adverse effect on our financial condition.

For a further discussion on guarantees, see Notes 24, 25 and 30 to our consolidated financial statements included in this annual report.

Other retained or contingent interests

Representations, warranties and indemnities

In disposing of assets or businesses, we often provide in the relevant sales agreements customary representations and warranties including but not limited to, completeness of books and records, title to assets, schedule of material contracts and arrangements, litigation, permits, labor matters and associate benefits and taxes. We also in certain cases have agreed to indemnify the buyer against certain risks. We are unable to estimate the potential liability from such indemnities or claims relating to representations and warranties because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our financial position, results of operations or liquidity. For a more detailed discussion of such representations, warranties and indemnities in connection with our disposition of assets or businesses, see Note 30 to our consolidated financial statements included in this annual report.

Put and call options

Under the shareholders’ agreement related to our Paiz Ahold joint venture, we are contingently liable pursuant to a put arrangement with the Paiz family, which controls Coban Holdings Inc., our joint venture partner in Paiz Ahold. We have the obligation to purchase the Paiz family’s interest in Paiz Ahold should the Paiz family’s indirect interest in CARHCO (which currently is 33.33%) fall below 13.33%. If we cannot agree with the Paiz family on a valuation for the family’s interest in Paiz Ahold, the family’s interest will be purchased at fair market value to be determined by an independent third-party valuation in accordance with the terms of the Paiz Ahold shareholders agreement. Subject to limited exceptions, neither of the joint venture partners may transfer any of its interest of Paiz Ahold prior to January 2007.

In connection with our Spanish joint venture, Bodegas Williams & Humbert S.A. (“W&H”) (formerly known as Luis Paez), our joint venture partner Jose Medina y Cia. S.A. (“Medina”) has a call option pursuant to which Medina may buy the shares of W&H held by us. In addition, Medina has granted us a put option over the shares held by us in W&H which entitles us to sell, and requires Medina to purchase, all of the shares of the joint venture at the price of EUR 1 per share. Medina's call option and our put option may only be exercised under certain circumstances.

For a more detailed discussion of the put and call option related to these two joint ventures, see Note 30 to our consolidated financial statements included in this annual report.

Third-party leases

In connection with a 1992 spin off of Bradlees, Stop & Shop assigned to Bradlees certain real property leases and guaranteed certain of such leases under a Master Agreement and Guarantee, dated May 1, 1992 (the “Master Agreement”). In connection with Bradlees’ 2000 bankruptcy proceeding, Stop & Shop and Bradlees entered into an agreement (the “Lease Designation Agreement”) for the sale and disposition of 114 real property leases, including leases covered by the Master Agreement. The disposition of all leases under the Lease Designation Agreement was in 2001. As a result of the Master Agreement, the Lease Designation Agreement, and/or under certain principles of law, Stop & Shop may still retain or incur liability under certain of these leases.

We are a party to legal proceedings in connection with certain Bradlees leases that we have guaranteed. The landlord in 2002 made written demands to Stop & Shop to pay certain so-called “rental increases” allegedly due under the Master Agreement in connection with certain leases. Stop & Shop disputes that it owes these amounts and instituted an action seeking a declaration that it is not obligated to pay the rental increases demanded by the landlord. We have not recorded a liability for this matter because, based on the information presently available to

Ahold Annual Report 2004

Management’s Discussion & Analysis

us, we do not believe a loss is probable. For additional information with respect to these leases, see Note 30 to our consolidated financial statements included in this annual report.

We also are contingently liable for leases that have been assigned to various third parties in connection with facility closings and asset dispositions. We could be required to assume leases if any of the assignees are unable to fulfill their lease obligations. Since the assignments have been made to numerous and different third-parties and because we have available various remedies, we believe the likelihood that we will be required to assume a material amount of these obligations is remote.

Vendor refunds

Various matters raised by the U.S. Foodservice investigation were further reviewed to determine their impact, if any, on our consolidated financial statements. One such matter relates to certain U.S. Foodservice vendor invoicing practices. These practices resulted in over billings by various U.S. Foodservice local branches to various vendors. The sums amounted to approximately USD 13.5 million. We have recorded an accrual to cover any refunds that we or U.S. Foodservice expect to be required to pay to vendors for these over billings. In late 2004, we began contacting the over billed vendors, advising them of the over billing and offering to repay the over billed amounts and, in 2005, we have begun repaying certain amounts to some of these vendors.

We have identified other vendor billing practices at U.S. Foodservice that might result in claims by vendors. No such claims have been made and, in the event that they were, management believes that we would have meritorious defenses to them. Taking into account the progress of our remediation efforts described in the preceding paragraph and the fact that no such claims have been made, we do not believe it is probable that such claims will be made and therefore, no liability has been accrued.

Insurance

U.S. Foodservice and our U.S. retail operating companies are insured through our wholly-owned, captive insurance subsidiary, The Molly Anna Company (“Molly Anna”), for certain losses related to our self-insurance and high deductible programs for general liability, workers’ compensation and commercial automobile liability. Molly Anna provides insurance policies to our operating companies which have policy limits per occurrence of USD 2 million for general liability, USD 5 million for workers’ compensation and USD 5 million for commercial automobile insurance. The expected ultimate cost of claims is estimated based upon analysis of historical data and actuarial assumptions. Our future loss payments are therefore inherently uncertain. We record a liability provision for this self-insurance program, which is actuarially determined based on claims filed and an estimate of claims incurred but not reported.

Litigation

As a result of issues that were announced on February 24, 2003 and subsequently, we, some of our subsidiaries and certain of our current and former directors, officers and associates have been named in a number of civil lawsuits and purported class actions. In addition, criminal and civil investigations and inquiries have been initiated involving us, including investigations by the U.S. Department of Justice, the U.S. Department of Labor, the SEC, the NYSE, the NASD, the Dutch Public Prosecutor, AFM and Euronext, among others. A number of those investigations and legal proceedings are still pending. We are cooperating fully with the investigations and are defending the civil claims filed against us. However, we cannot predict when these investigations or legal proceedings will be completed or what the likely outcomes of these investigations or legal proceedings may be. It is possible that they could lead to, among other things, criminal indictments, regulatory enforcement proceedings, additional civil lawsuits, settlements, judgments and/or consent decrees against us (and our subsidiaries) and that, as a result, we could be required to pay fines, consent to injunctions on future conduct or suffer other substantial penalties, damages and monetary remedies, each of which could have a material adverse effect on our financial condition, results of operations and liquidity. We may also lose the ability to enter into new government contracts or renew existing government contracts (or other contracts which are funded with federal government funds) in the U.S., as a result of which our sales revenues would be reduced, which could have a material adverse effect on our financial condition, results of operations and liquidity.

In addition, we have indemnified various current and former directors, officers and associates, as well as those of some of our subsidiaries for expenses that they have incurred as a result of the pending and possible future legal proceedings and investigations fines, liabilities, fees or expenses that they may face, and we expect to incur further expenses to indemnify such persons or to reimburse such persons for defense costs, including attorneys’ fees. We have directors’ and officers’ liability insurance, but one or more of our insurance carriers may decline to pay our policies or such coverage may be insufficient. In addition, our insurance carriers may increase the rates to renew coverage, or our coverage may be insufficient to cover our expenses and

Ahold Annual Report 2004

liability in some or all of these matters. Furthermore, as a result of our contractual relationships with the banks that acted as underwriters of some of our securities offerings, we may be obligated to indemnify the underwriters for certain legal fees and certain judgment that may be obtained against them.

We are also party to various other legal proceedings and investigations relating to our businesses.

For a more detailed discussion of the various investigations and legal proceedings in which we are involved, see “Risk Factors – Results of pending and legal proceedings could have a material adverse effect on our financial condition, results of operations, liquidity and the prices of our common shares and ADSs,” and Note 30 to our consolidated financial statements included in this annual report.

Critical accounting policies and estimates

Background

Our critical accounting policies and estimates are those that require our management to make the most difficult, subjective or complex estimates and which can significantly affect our financial condition and results of operations. The following are our significant critical accounting policies and estimates:

•	Vendor allowances

•	Impairment of assets

•	Pensions and other post-retirement benefit plans

•	Self-insurance program

•	Income taxes and deferred taxes

•	Financial instruments and other financing activities

When we prepare our consolidated financial statements, we have to use estimates and assumptions. However, actual results may vary from these estimates and assumptions. The estimates and assumptions used in each of our significant critical accounting policies are discussed in further detail below. For additional information on these and other accounting policies, see Notes 2 and 31 to our consolidated financial statements included in this annual report. We, along with our independent auditor, have discussed our critical accounting policies with our Corporate Executive Board and our Audit Committee.

Vendor allowances

We receive various types of vendor allowances, including volume-based allowances and promotional allowances. These allowances take the form of up-front payments (such as lump sum payments or prepaid amounts), rebates (in the form of cash or credits) or other forms of payment.

We treat the allowances we receive from vendors as a reduction in the price paid for the product, unless there is clear evidence that it should be classified as revenue or a reimbursement of costs. We post vendor allowances only where there is evidence of a binding arrangement with the vendor and receipt is both probable and estimable. Any allowances relating to product that is still in ending inventory are deferred until the related product is sold.

The accounting for vendor allowances requires a number of estimates. First, we must estimate the allowances that are earned based on fulfillment of our related obligations, many of which require us to estimate the volume of purchases that will be made during a period of time. Secondly, we need to estimate the amount of related product that was sold to the customer and the amount that remains in ending inventory and accordingly allocate the allowance to cost of sales or inventory. We make this estimate based on the turnover of the inventory and allocate a portion of the related vendor allowance to ending-inventory until such product is estimated to be sold to our customer.

The amounts posted for vendor allowances remain subject to estimates that may differ from actual outcomes.

We evaluate our vendor allowance arrangements on a regular basis to assess the probability that relevant volume milestones will be achieved, based on actual sales and purchase levels to date and expected sales or purchase levels for the remainder of the year. For a full discussion of our accounting treatment of vendor allowances, see Note 2 to our consolidated financial statements included in this annual report.

Impairment of assets

We evaluate our long-lived assets that have finite lives for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable.

In evaluating our long-lived assets with finite lives, under Dutch GAAP, we compare the carrying value of an asset to the recoverable amount defined as either the net selling price or the present value of the estimated future cash flows we expect to result from the use of the asset plus the proceeds from its eventual disposal, whichever is higher. Under US GAAP, we measure asset recoverability by comparing the carrying amount of an asset to the sum of the undiscounted cash flows we expect to result from the use of the asset plus the proceeds from its eventual disposal. If the carrying value is higher than the undiscounted cash flows, impairment is calculated based on discounted cash flows. We group long-lived assets at the lowest level of

Ahold Annual Report 2004

Management’s Discussion & Analysis

identifiable cash flows for this analysis. If we consider the assets impaired, the impairment that we post is measured under both Dutch and US GAAP as being the amount by which the carrying value of the assets exceeds the recoverable amount of the assets. We record this as a charge to operating income. One of the most significant estimates we make when determining the present value of future cash flows is deciding the appropriate discount rates of future net cash flows, as well as estimating expected future cash flows.

In evaluating goodwill and our other intangible assets, under Dutch GAAP we test goodwill and intangible assets for impairment when events or changes in circumstances so require and under US GAAP, at least annually. We assess goodwill and intangible asset impairment using a two-step process. The initial step we use to identify potential goodwill impairment is to compare an estimate of the fair value of our reporting units to their carrying value (i.e., book value), including goodwill. We use discounted expected future cash flows to determine the fair value of our reporting units. We record an impairment if the estimated fair value is less than the carrying amount. If such carrying amount exceeds fair value, US GAAP requires a second step of comparing the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill to measure the amount of goodwill impairment. We determine the implied fair value of goodwill by allocating the fair value of the reporting unit to all of the assets and the liabilities of the reporting unit in a manner similar to the way we allocate purchase price to a newly acquired unit. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

As set forth above, when we evaluate both long-lived assets and intangible assets, including goodwill, we must use estimates of discounted future net cash flows. In estimating the discounted future net cash flows, management makes significant assumptions. These include determining the appropriate discount rate, projected sales growth, operating income as a percentage of sales, projected amount for capital expenditures and divestments and, where the second step of the goodwill impairment test for intangible assets applies under US GAAP, valuing our recognized and unrecognized assets for reporting units. In making these assumptions, we consider historical results, adjusted to reflect current and anticipated operating conditions.

The following table shows the amount of impairment we would record for goodwill if we increased or decreased our discounted future net cash flows by 10%.

	Impairment
(in EUR millions)	Dutch GAAP	US GAAP
Actual impairment of goodwill for the year	2	157
Increase in estimated discounted future net cash flows by 10.0%	2	46
Decrease in estimated discounted future net cash flows by 10.0%	32	547

For a full discussion of our accounting treatment of long-lived assets, see Notes 2 and 14 to our consolidated financial statements included in this annual report. For a full discussion of our accounting treatment of intangible assets and goodwill, see Notes 2, 12 and 13 to our consolidated financial statements included in this annual report.

Pensions and other post-retirement benefit plans

We sponsor several defined benefit plans and defined contribution plans for associates. Defined contribution plans are maintained throughout all of our operating companies; defined benefit plans are primarily maintained at operating companies in the U.S. and the Netherlands. The defined benefit pension plans pay benefits to associates at retirement using formulas based on participants’ years of service and compensation. Supplemental plans are maintained for officers and executives of our U.S. operating companies. We fund these plans as claims are incurred. We provide life insurance and healthcare benefits for certain retired associates meeting age and service requirements at our U.S. subsidiaries. These plans are also funded as claims are incurred. We also contribute to various multi-employer pension plans in the U.S. that are administered by unions. The terms of the applicable collective bargaining agreements define the amounts that we must contribute to each such plan and when we must make these contributions.

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

Ahold Annual Report 2004

We use actuarial calculations when accounting for defined benefit plans. These calculations contain key assumptions, which include discount rate, the expected long-term rate of return on plan assets and the rates of increase in compensation and health care costs, associate turnover, mortality and retirement ages, future salary and benefit levels, claim rates under medical plans and future medical costs. Differences between actual results and those expected based on the assumptions are accumulated and amortized over future periods. The assumptions for the calculations are highly uncertain and require a large degree of judgment. Each year we review the key assumptions used in the determination of the pension obligation plan assets and net periodic pension cost as prescribed by SFAS No. 87, “Employers’ Accounting for Pensions.”

The pension obligations are determined at the measurement date of the plans. The measurement date for the U.S. pension plans is September 30 and, for the European pension plans it is December 31. The discount rate is based on the yield curve of government bonds in the applicable region adjusted with a credit spread of one of the two highest ratings given by a recognized ratings agency. Future cash outflows of the pension plan are then related to the yield curve.

The following table shows the effect on our pension obligations as a result of a 0.1% change in the discount rate.

(in EUR millions)	European pension plans	U.S. pension plans
0.1% increase
Pension benefit obligations at year-end 2004	(33.1)	(16.8)
Net periodic benefit cost 2004	(2.1)	(2.7)
Net periodic benefit cost 2005	(2.5)	(2.5)

0.1% decrease
Pension benefit obligations at year-end 2004	33.7	17.0
Net periodic benefit cost 2004	2.2	2.8
Net periodic benefit cost 2005	2.6	2.5

For a full discussion of our accounting treatment of pensions and other post-retirement benefit plans, see Notes 2 and 21 to our consolidated financial statements included in this annual report.

Self-insurance program

Our captive insurance subsidiary, Molly Anna, fully insures our U.S. operating companies for losses related to general liability, commercial vehicle liability and workers’ compensation. It is our policy to record our self-insurance program liabilities based on claims filed, along with an estimate of claims incurred but not yet reported in addition to expenses incurred in the claim settlement process that can be directly associated with specific claims. We record estimates for claims, using actuarial information, which is based on various assumptions that include, but are not limited to, historical loss experience, projected loss development factors, actual payroll costs and other similar data, including estimated changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation and economic conditions. In estimating ultimate losses, future loss payments are projected. The liability is discounted based on the risk-free rate associated with the estimated payments of the liability, which, as of January 2, 2005, was 3.25%. Expenses incurred in the claim settlement process that cannot be directly associated with specific claims are expensed when incurred.

For a full discussion of our accounting treatment of premiums paid under our self-insurance program, see Notes 2 and 23 to our consolidated financial statements included in this annual report.

Income taxes and deferred taxes

We operate in various tax jurisdictions and have to comply with the tax laws of these jurisdictions. Generally, compliance is achieved through the filing of tax returns. Tax positions

Ahold Annual Report 2004

Management’s Discussion & Analysis

that we may take on such returns are subject to reviews by tax authorities. The carrying value of our net deferred tax assets is based on enacted tax rates and reflects our estimate that we will be able to generate sufficient future taxable income in the appropriate tax jurisdictions.

We believe the accounting estimate related to deferred tax is a critical accounting estimate because any changes to these estimates in the future could cause us to record additional valuation allowances against our deferred tax assets, resulting in an additional income tax expense in our consolidated statement of operations.

At the end of every quarter, management evaluates the likelihood that deferred tax assets will be realized and assesses the need for additional valuation allowances.

For a full discussion of our accounting treatment of income taxes and deferred taxes, see Notes 2 and 10 to our consolidated financial statements included in this annual report.

Financial instruments and other financing activities

Under Dutch GAAP, we do not include derivative instruments designated and qualifying as hedges under applicable hedge accounting rules in our balance sheet. We defer any associated gains or losses on the instruments and post them in the statement of operations in the period in which the underlying hedged exposure affects earnings. We do not account for derivatives to hedge firm commitments and forecasted future transactions until the firm commitment or forecasted transaction occurs.

Under US GAAP, we apply SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities as an amendment of SFAS No. 133”. This rule establishes accounting and reporting standards for derivative instruments, including cases where they are embedded in other contracts and for hedging activities. SFAS No. 133 requires us to post all derivatives as either assets or liabilities in the consolidated balance sheet at fair value. Depending on the documented designation of a derivative instrument, we post any change in fair value either in income or shareholders’ equity as a component of Accumulated other comprehensive income (“OCI”).

We use management judgment to determine if a transaction meets the definition of a derivative. If so, management judgment then determines whether the normal sales and purchases exception applies or whether individual transactions qualify for hedge accounting. Determining the fair value of derivatives under SFAS No. 133 is a critical accounting estimate because the fair value of a derivative can change significantly as a result of a number of factors, including foreign currency exchange rates and interest rates. For a discussion of our exposure to currency exchange and interest rate fluctuations, see “Risk Factors -Risks Related to Currency Exchange and Interest Rate Fluctuations.”

SFAS No. 133 lays down rules for designating and documenting hedging relationships as well as for making ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. We consider hedge accounting appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective at offsetting the change in fair value of the hedged item because it has hedged the risk linked to the relevant item or transaction. Under SFAS No. 133, we base the amounts we record in income due to hedge effectiveness on the dollar-offset method.

Contracts that do not in their entirety meet the definition of a derivative may contain embedded derivative instruments. Under certain circumstances, SFAS No. 133 requires us to separate an embedded derivative from its host contract and to account for it separately at fair value.

We record changes in the fair value of derivatives, classified as fair value hedges, that hedge interest rate risk and/or foreign exchange risk in net financial expense in each period. We also record the offsetting changes in the fair values of the related debt in net financial expense. We include all components of our interest rate swap gains or losses in the assessment of hedge effectiveness.

We report the effects of hedges of financial instruments in foreign currency-denominated cash receipts in net financial expense. We report the effects of hedges of payments in the same line item as the underlying payment. We report the effects of hedges of commodity prices in cost of sales. We reclassify cash flow hedge results from other comprehensive income into net income during the same period in which the related exposure impacts net income. If a hedged forecasted transaction is no longer likely to occur, we cease applying hedge accounting. We freeze amounts previously deferred in accumulated other comprehensive income and reclassify them to income in the same period in which the previously hedged transaction affects earnings. However, if we consider it probable that the originally forecast transaction will not occur by the end of the originally specified time period, we reclassify the unrealized gain or loss in OCI to income immediately.

Ahold Annual Report 2004

In countries where the local currency is highly volatile, we often enter into lease agreements denominated in currencies that differ from local currency (historically, this has included the U.S. dollar and currencies which the Euro later replaced). As a result, we have embedded foreign exchange derivatives in certain lease contracts in the Czech Republic, Slovakia and Poland. To the extent that the currency in which the lease payments are made is not the functional currency that either we or the lease counter-party use, SFAS No. 133 requires us to account separately for these embedded derivatives at fair value on the balance sheet. For more information on our derivative instruments, see Note 29 of our consolidated financial statements included with this annual report.

Future accounting changes: adoption of IFRS

On September 29, 2003 the European Commission adopted a regulation endorsing International Financial Reporting Standards (“IFRS”), also known as International Accounting Standards (“IAS”), and required their use beginning in 2005. This IAS regulation requires listed companies in the European Union (the “EU”) to prepare their consolidated accounts in accordance with IFRS beginning in 2005. In practice, this means that Ahold’s opening balance sheet as of December 29, 2003 must be prepared based on IFRS because, for IFRS purposes, one year of comparable figures must be included in external financial reporting in 2005.

Prior to 2005, we have prepared our consolidated financial statements in accordance with Dutch GAAP and prepared a reconciliation of net income and shareholders’ equity to US GAAP. As of 2005, our primary reporting GAAP is IFRS. We have decided to adopt IFRS for internal reporting purposes as well. Our 2005 consolidated financial statements will include a reconciliation between IFRS and US GAAP.

In 2004, we conducted a gap analysis between Dutch GAAP and IFRS, followed by a conversion of our 2004 Dutch GAAP opening balance and quarterly results to IFRS. Our gap analysis and conversion are based on the current IFRS standards and interpretations. However, the development of IFRS is not fully stabilized and its standards and interpretations are subject to change in 2005, which could require us to change our gap analysis. We will continually monitor developments in IFRS and change our accounting analysis if required. Our gap analysis showed that the disclosure requirements under IFRS are more extensive than under Dutch GAAP. We are in the process of completing the conversion of our 2004 opening balance sheet and quarterly results as well as completing the gap analysis between US GAAP and IFRS. The 2004 IFRS opening balance and the reconciliation of that balance to the Dutch GAAP figures are the subject of a separate audit by our independent auditors.

The key findings of the gap analysis between Dutch GAAP and IFRS showed that our group equity as of the 2004 opening balance sheet date as measured under IFRS will be approximately EUR 1.6 billion less than the comparable value as measured under Dutch GAAP. This includes the impact of IFRS on our joint ventures and equity investees. The decrease is largely the result of the reclassification of EUR 666 million of cumulative preferred financing shares from group equity under Dutch GAAP to liabilities under IFRS, the recognition of the ICA put option at an estimated fair value of EUR 601 million under IFRS as compared to its treatment under Dutch GAAP under which we were not required to recognize it, and the accounting for associate benefits under IAS 19 which had the negative effect of EUR 436 million on our group equity. Other differences identified resulted in less significant 2004 opening equity adjustments. These differences primarily relate to the accounting for derivatives at fair value, in combination with revaluing our hedged foreign currency debt to the rate of exchange as of the balance sheet date, the accounting for conversion rights related to the EUR 920 million of 4% convertible subordinated notes that we redeemed in June 2004, several real estate related adjustments and a discounting effect on certain long-term provisions. We have individually analyzed all differences as of the 2004 opening balance sheet date and taken into account deferred tax adjustments where appropriate.

As a result of adopting IFRS, we had to make a number of accounting policy decisions, some of which were one-time decisions, relevant for determining the opening balance under IFRS. When selecting accounting policies under IFRS it has been our policy to limit the differences compared to our US GAAP reconciliation requirements to the extent possible. The most important choices made by us under First-time Adoption of International Financial Reporting Standards (“IFRS 1”) are as follows:

•	For pensions and other post-retirement benefit plans we have decided to recognize all cumulative actuarial gains and losses as of December 29, 2003. That recognition is accounted for in equity, net of taxes, as required by IFRS 1. For US GAAP purposes we will continue to apply FAS 87 and FAS 106.

•	The cumulative translation adjustment reserve related to investments in foreign operations will be set at zero as of December 29, 2003. As a consequence, we will

Ahold Annual Report 2004

Management’s Discussion & Analysis

recognize in net income under IFRS the currency translation adjustments on divestments that arose after December 29, 2003. For US GAAP purposes we will continue to recognize currency translation adjustments that arose prior to December 29, 2003.

•	We have chosen not to restate goodwill and intangible assets related to business combinations and investments in joint ventures that were conducted prior to 2004. As a consequence, the Dutch GAAP goodwill balances and intangible asset balances are brought forward to our 2004 IFRS opening balance. These Dutch GAAP balances significantly differ from our U.S. GAAP balances, as a result of which material differences will remain between our goodwill and intangible asset balances as measured under IFRS as compared to those under US GAAP.

•	We have decided to adopt IAS 32 and IAS 39 (“Financial Instruments”) as of December 29, 2003.

In addition to the effects of these one-time decisions made under IFRS 1, there will be a number of changes to our accounting policies. The most important changes to our accounting policies upon adoption of IFRS are as follows:

•	We will cease amortizing goodwill and intangible assets with indefinite lives. This will result in a positive impact on operating income, although the impact of impairment could potentially increase in the future. Furthermore, we will cease recognizing goodwill previously charged to equity under Dutch GAAP in our statements of operations upon divestment of a subsidiary.

•	We will recognize all hedging instruments on our balance sheet at fair value and, in conjunction with this, we will measure all hedged foreign currency debt at the rate of exchange as of the balance sheet date instead of the currently applied hedge rate. As a result, balance sheet totals will increase. The unrealized portion of the fair values of cash flow hedging instruments will be included in a separate reserve in equity and recognized in conjunction with the recognition of the hedged item in our statements of operations.

•	We will continue to account for defined benefit pension plans and other post retirement plans under the “corridor approach.” Because IFRS 1 requires that material net actuarial losses have to be charged to equity, we expect defined benefit pension costs to decrease under IFRS compared to such costs under US GAAP. IFRS does not require the recognition of additional minimum liabilities as US GAAP does. As a result we will derecognize these liabilities under IFRS.

•	We will expense share options and share grants. The impact on net income will depend on the terms of future share option and share grant plans and, therefore, could be significant.

•	We will account for the cumulative preferred financing shares as liabilities. As a consequence, dividends on these shares will be recorded as expenses.

•	We will treat the land component under certain lease contracts as an operational lease under IFRS, where as we treated the entire contract under Dutch GAAP as a finance lease. This will impact our leasehold assets and related liabilities, but will not have a significant impact on income measurement.

•	We will not depreciate or amortize non-current assets held for sale.

•	We will separately disclose our discontinued operations and non-current assets held for sale in more detail.

Important accounting areas where we do not anticipate changes to our accounting policies are revenue recognition, measurement of cost of goods sold, including vendor allowance accounting, segment reporting and consolidation criteria.

Risk management regarding financial instruments and derivatives

The following discussion about our risk management activities includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ materially from those provided in the forward-looking statements, depending on market conditions.

Our primary market risk exposures relate to currency exchange rates and interest rate fluctuations and, to a lesser extent, commodity price fluctuations that are managed by a combination of derivative and conventional financial instruments to manage market risk exposure.

Currency risk

Because we have operations in a variety of countries throughout the world, a substantial portion of our assets, liabilities and operating income are denominated in foreign currencies, primarily the U.S. dollar. As a result, we are subject to foreign currency exchange risk due to exchange rate movements, which affect our transaction costs and the translation of the results and underlying net assets of our foreign subsidiaries into Euros. It is our policy to cover substantially all foreign exchange transaction exposure. We do not use financial instruments to hedge the translation risk related to equity and earnings of foreign subsidiaries and unconsolidated companies.

Ahold Annual Report 2004

The following analysis sets out the sensitivity of the fair value of our derivative financial instruments from hypothetical changes in market rates. The fair values are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at year-end. The sensitivity analysis assumes an immediate 10% change in all foreign currency exchange rates against the Euro as of the year-end of 2004, with all other variables held constant.

A +10% change indicates a strengthening of the currency in which our financial instruments are denominated (primarily the U.S. dollar) against the Euro and a -10% change indicates a weakening of the currency in which our financial instruments are denominated against the Euro. Such analysis is for illustrative purposes only, as in practice market rates rarely change in isolation of other factors that also affect our results.

Foreign exchange risk management

			Foreign exchange rate sensitivity
			Fair value
(in EUR millions)	Nominal amount	Fair value	-10% FX rates	+10% FX rates
Liabilities
Long-term debt including finance lease commitments	(8,666)	(9,489)	(8,852)	(10,126)

Derivative financial instruments
Foreign exchange derivatives	623	(17)	(16)	(18)
Interest rate derivatives	1,226	53	54	52
Cross-currency interest rate swaps	3,334	772	918	626

Total derivative financial instruments	5,183	808	956	660

Interest rate risk

We have an exposure to interest rate risk and are most vulnerable to changes in Euro and U.S. dollar interest rates. To manage interest rate risk, we have an interest rate management policy aimed at reducing volatility in our interest expense. Our financial position is largely fixed by long-term debt issues and derivative financial instruments such as interest rate swaps, which allow us to maintain a target range of floating debt. The following analysis sets out the sensitivity of the fair value of our financial instruments to selected changes in interest rates. Fair value represents the present value of forecasted future cash flows at market rates. The table below shows the effects of a positive and a negative parallel shift of 100 basis points in the swap curve on the fair value of these instruments.

Interest rate risk management

			Interest rate sensitivity
			Fair value
(in EUR millions)	Nominal amount	Fair value	-100 bps	+100 bps
Liabilities
Long-term debt including finance lease commitments	(8,666)	(9,489)	(9,915)	(9,063)

Derivative financial instruments
Foreign exchange derivatives	623	(17)	(18)	(16)
Interest rate derivatives	1,226	53	97	9
Cross-currency interest rate swaps	3,334	772	742	802

Total derivative financial instruments	5,183	808	821	795

Ahold Annual Report 2004

Management’s Discussion & Analysis

Commodity price risk

Ahold uses commodity forwards and futures to hedge against fuel price risk in our U.S. operations. Some commodity contracts are closed out and cash settled at maturity, while physical delivery is used for others. As of year-end 2004, no cash-settled commodity contracts were outstanding.

Other derivative instruments

In countries where the local currency is subject to large fluctuations, we often enter into lease agreements denominated in currencies that differ from the local currency (historically, this included the U.S. dollar and currencies subsequently replaced by the Euro). As a result, we had embedded foreign exchange derivatives in certain lease contracts in the Czech Republic, Slovakia and Poland. Under Dutch GAAP, these embedded derivatives are not accounted for separately. However, to the extent that the currency in which the lease payments are made is not the functional currency of us or the lease counterparty, these embedded derivatives are required to be separately accounted for at fair value on the balance sheet under SFAS No. 133 hedge accounting rules. The fair value of these embedded derivatives was EUR (9) million and EUR (44) million as of year-ends 2004 and 2003, respectively.

Ahold Annual Report 2004

Financial Statements

Ahold Annual Report 2004

Consolidated Statements of Operations

Euros in millions, except per share data

	Note	2004	2003	2002
Net sales		52,000	56,068	62,683
Cost of sales		(41,084)	(44,457)	(49,222)
Gross profit		10,916	11,611	13,461

Operating expenses
Selling expenses		(7,900)	(8,274)	(9,073)
General and administrative expenses		(1,675)	(2,009)	(1,989)
Goodwill and intangible asset amortization	12/13	(320)	(349)	(433)
Impairment of goodwill and other intangible assets	12/13	(25)	(72)	(1,287)
Impairment of other long-lived assets		(221)	(113)	(137)
Gain on disposal of tangible fixed assets		15	60	69
Net loss on divestments	3	(495)	(136)	—
Loss on resale joint venture shares	3	(87)	—	—
Loss on related party default guarantee	9	—	—	(372)

Total operating expenses		(10,708)	(10,893)	(13,222)

Operating income		208	718	239

Financial expense, net
Interest income		70	42	59
Interest expense		(787)	(994)	(1,003)
Gain (loss) on foreign exchange		5	14	(50)
Other financial income and expense		1	—	(14)

Net financial expense		(711)	(938)	(1,008)

Income (loss) before income taxes		(503)	(220)	(769)

Income taxes	10	(66)	72	(390)
Income (loss) after income taxes		(569)	(148)	(1,159)

Share in income (loss) of joint ventures and equity investees		146	161	(38)
Minority interest		(13)	(14)	(11)
Net income (loss)		(436)	(1)	(1,208)

Dividends on cumulative preferred financing shares		(44)	(38)	(38)
Net income (loss) available to common shareholders		(480)	(39)	(1,246)

Net income (loss) available to common shareholders per common share – basic and diluted	11	(0.31)	(0.04)	(1.24)

Weighted average number of common shares outstanding (x 1,000) - basic and diluted		1,553,007	1,024,465	1,001,347

The accompanying notes are an integral part of these consolidated financial statements.

Ahold Annual Report 2004

Consolidated Statements of Recognized Income and Expense

	2004	2003	2002
Net income (loss)	(436)	(1)	(1,208)
Exchange rate differences in foreign interests	(320)	(666)	(1,129)
Transfer cumulative translation difference of the divestments to the consolidated statements of operations	503	96	—
Minimum pension liability	(221)	(40)	(120)
Goodwill adjustments in equity	255	49	32
Change in accounting principle related to the adoption of EITF 02-16	—	(100)	—

Total recognized income (loss)	(219)	(662)	(2,425)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

Euros in millions, before appropriation of current year result

	Note	January 2, 2005	December 28, 2003
Assets

Non-current assets
Intangible assets
Goodwill	12	1,968	2,431
Other intangible assets	13	515	671

Total intangible assets		2,483	3,102

Tangible fixed assets	14	8,175	9,283

Financial assets
Investments in joint ventures and equity investees	15	811	850
Deferred tax assets	10	609	507
Other financial assets	16	274	655

Total financial assets		1,694	2,012

Total non-current assets		12,352	14,397

Current assets
Inventory	17	2,563	3,100
Accounts receivable	18	2,334	2,632
Other current assets		186	193
Cash and cash equivalents	19	3,270	3,340

Total current assets		8,353	9,265

Total assets		20,705	23,662

The accompanying notes are an integral part of these consolidated financial statements.

Ahold Annual Report 2004

	Note	January 2, 2005	December 28, 2003
Liabilities and shareholders’ equity

Group equity
Issued and paid-in share capital		481	480
Additional paid-in capital		13,990	13,980
Legal and statutory reserves		338	537
Other reserves		(2,099)	(2,061)
Accumulated deficit		(7,674)	(8,084)
Net income (loss)		(436)	(1)

Shareholders’ equity	20	4,600	4,851
Minority interest		66	71

Group equity		4,666	4,922

Commitments and contingencies	30

Provisions
Pensions and other retirement benefits	21	732	665
Deferred tax liability	10	92	228
Restructuring provisions	22	43	82
Other provisions	23	678	728

Total provisions		1,545	1,703

Non-current liabilities
Loans	24	5,034	6,602
Finance lease liabilities	25	2,197	2,166
Other non-current liabilities	26	221	196

Total non-current liabilities		7,452	8,964

Current liabilities
Loans payable	27	2,039	1,991
Income tax payable		268	246
Payroll taxes, social security and VAT		202	313
Accounts payable		3,003	3,914
Accrued expenses		1,021	991
Other current liabilities	27	509	618

Total current liabilities		7,042	8,073

Total liabilities and shareholders’ equity		20,705	23,662

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Euros in millions

	2004	2003	2002
Cash flows from operating activities
Income (loss) before income taxes	(503)	(220)	(769)
Adjustments for:
Depreciation, amortization and impairments	1,613	1,660	3,142
Gain on disposal of tangible fixed assets	(15)	(60)	(69)
Net loss on divestments	495	136	—
Loss on resale joint venture shares	87	—	—
Loss on related party default guarantee	—	—	372

Operating cash flow before changes in working capital	1,677	1,516	2,676
Changes in working capital:
Accounts receivable	151	(128)	4
Other current assets	(177)	86	198
Inventory	55	470	(308)
Accounts payable	(99)	(33)	161
Current liabilities	(24)	73	21

Total changes in working capital	(94)	468	76
Change in other non-current assets	30	18	(7)
Change in other provisions	42	53	33
Corporate income taxes paid	(113)	(13)	(423)
Change in other non-current liabilities	29	(111)	100
Net cash from operating activities	1,571	1,931	2,455

Cash flows from investing activities
Purchase of intangible assets	(104)	(174)	(155)
Purchase of tangible fixed assets	(1,298)	(1,183)	(2,005)
Divestments of tangible fixed and intangible assets	235	555	590
Acquisition of consolidated subsidiaries	(7)	(58)	(977)
Acquisition of interests in joint ventures and equity investees	(500)	(21)	(159)
Dividends from joint ventures and equity investees	429	94	63
Divestment of subsidiaries	978	284	19
Divestment of interests in joint ventures and equity investees	11	14	—
Issuance of loans receivable	(72)	(83)	(256)
Repayment of loans receivable	75	124	287
Net cash from investing activities	(253)	(448)	(2,593)

Cash flows from financing activities
Net proceeds from issuance of common shares	1	2,866	—
Net proceeds from issuance of cumulative preferred financing shares	—	75	—
Proceeds from exercised stock options	—	1	5
Change in minority interest	(19)	1	(7)
Proceeds from long-term debt	201	273	393
Repayments of long-term debt	(1,085)	(1,460)	(676)
Payments of finance lease liabilities	(83)	(82)	(103)
Change in short-term loans payable	(160)	(613)	386
Payment of dividend on common shares	—	—	(433)
Payment of dividend on cumulative preferred financing shares	(38)	(18)	(38)
Net cash from financing activities	(1,183)	1,043	(473)

Net cash from operating, investing and financing activities	135	2,526	(611)

Cash and cash equivalents at beginning of the year	3,340	1,002	1,698
Divested cash from divested subsidiaries	(47)	(10)	—
Cash acquired in business acquisitions	—	1	46
Effect of exchange rate differences on cash and cash equivalents	(158)	(179)	(131)

Cash and cash equivalents at end of the year	3,270	3,340	1,002

The accompanying notes are an integral part of these consolidated financial statements.

Ahold Annual Report 2004

Supplemental disclosures of cash flow information

	2004	2003	2002
Supplemental disclosures of cash flow information
Cash payments for interest	(803)	(1,014)	(981)

Supplemental disclosures of non cash flow investing and financing activities
Finance lease liabilities	428	309	339
Finance lease assets divested	(25)	(5)	(45)

Business acquisitions
Fair value of assets acquired	(42)	(54)	(905)
Goodwill	(8)	(7)	(522)
Less: liabilities assumed	43	3	450

Total consideration paid	(7)	(58)	(977)
Cash acquired	—	1	46
Acquisitions, net of cash acquired	(7)	(57)	(931)
Business divestments
Book value of assets divested	1,989	477	—
Liabilities	(1,038)	(197)	—

	951	280	—
Net income from divestments	260	4	—
Consideration in escrow account	(233)	—	—

Total consideration received	978	284	—
Cash divested	(47)	(10)	—

Divestments, net of divested cash	931	274	—

The accompanying notes are an integral part of these consolidated financial statements.

Ahold Annual Report 2004

Financial Statements

Notes to the Consolidated Financial Statements: 1, 2

In EUR millions, except per share data, ratios, percentages and where otherwise indicated; USD figures are in USD millions

1	The Company and its operations

The principal activities of Koninklijke Ahold N. V. (“Ahold” or the “Company”) with its legal seat in Zaandam, the Netherlands, are the operation through subsidiaries and joint ventures of retail trade supermarkets and foodservice activities in the U.S., Europe, South and Central America. In addition to Ahold’s principal activities, some subsidiaries finance, develop and manage store sites and shopping centers primarily to support retail operations.

The subsidiaries and unconsolidated affiliates of Ahold are listed in Note 32.

As a result of Ahold’s listing on the New York Stock Exchange, Ahold is registered with the U.S. Securities and Exchange Commission and accordingly, files its annual report on Form 20-F, of which these consolidated financial statements form a part.

2	Accounting policies

The consolidated financial statements of Ahold have been prepared in accordance with accounting principles generally accepted in the Netherlands (“Dutch GAAP”) as discussed below. Historical cost is used as the measurement basis, unless otherwise indicated. Assets and liabilities are stated at face value and income and expenses are accounted for on an accrual basis. Gains are only recognized when realized. Losses and risks that originated before the end of the financial year are taken into account if they have become known before preparation of the consolidated financial statements. Ahold also reconciles its consolidated financial position and results to accounting principles generally accepted in the U.S. (“US GAAP”). US GAAP varies from Dutch GAAP in certain significant respects and requires certain additional disclosures as further described in Note 31.

Ahold’s fiscal year is a 52- or 53-week period ending on the Sunday nearest to December 31 of a given year. Fiscal year 2004 consisted of 53 weeks and ended on January 2, 2005. The comparative fiscal years 2003 and 2002 both consisted of 52 weeks and ended on December 28 and December 29, respectively. Ahold’s subsidiary U.S. Foodservice has a fiscal year ending on the Saturday nearest to December 31. Ahold’s subsidiaries in South America and Central Europe use a calendar year-end.

In accordance with article 402, Book 2 of the Netherlands Civil Code, the statements of operations of the parent company are presented in condensed form at the end of the notes to the consolidated financial statements.

The following are the significant accounting policies applied in the preparation of the accompanying consolidated financial statements prepared under Dutch GAAP, beginning with changes in accounting principles made in the years presented.

Change in accounting principles relating to Alliant Master Trust consolidation

Effective January 1, 2004, the Dutch Guideline on Annual Reporting 214 “Financial Fixed Assets” (“RJ 214”) regarding consolidation of Special Purpose Entities (“SPEs”) was clarified. Pursuant to this clarification, the decisive factor in determining whether an SPE should be consolidated as a group company is whether the company sponsoring the SPE has effective control over the SPE based on indicators mentioned in RJ 214. Following this clarification of RJ 214, Ahold consolidated the Alliant Master Trust, one of the accounts receivable securitization programs of U.S. Foodservice that was previously accounted for off-balance sheet (see Note 18 for a more detailed description of the Alliant Master Trust). Consequently, Ahold recognized additional accounts receivable and corresponding short-term debt of USD 328 (EUR 263) and USD 353 (EUR 338) on the consolidated balance sheet as at year-end 2003 and 2002, respectively. This change in accounting principle did not affect group equity or net income. The Alliant Master Trust remains unconsolidated under US GAAP.

Change in classification

Until 2003, Ahold classified reserves for income tax contingencies as deferred tax liabilities. As from 2004, these contingent income tax liabilities are classified as income tax payable. Consequently, an amount of EUR 243 was reclassified in the comparative balance sheet as of December 28, 2003 from deferred tax liabilities to income tax payable.

In 2004, Ahold revised the segment reporting to reflect the new structure of Business Arenas for internal reporting and management purposes. Prior period segment information presented for comparative purposes is adjusted accordingly.

Ahold Annual Report 2004

Note 2

Principles of consolidation

The accompanying consolidated financial statements include the assets, liabilities and results of operations of all subsidiaries from the date on which Ahold, either directly or indirectly, obtained control. Ahold ceases consolidation of a subsidiary from the date it surrenders control through the divestment of that subsidiary or other events. Intercompany balances and transactions have been wholly eliminated in the consolidation. A minority interest is recorded in the consolidated balance sheet and the statements of operations for the minority shareholders’ share in the net assets and the income or loss of subsidiaries, respectively. Ahold does not recognize the minority shareholders’ share in the loss to the extent this would result in recording a minority interest receivable balance, unless the minority shareholder has an obligation to fund the shareholders’ deficits of the subsidiary. For 2004, 2003 and 2002, the minority interest in the net assets and income of subsidiaries mainly relates to the minority shareholders’ interest in Schuitema N. V. (“Schuitema”), in which Ahold has a 73.2% interest.

When Ahold acquired the interest in Schuitema, Ahold agreed that Schuitema could maintain the structure regime (governance rules applicable to large companies in the Netherlands). Under the structure regime, Schuitema’s supervisory board appoints and dismisses the managing board. The members of the supervisory board are appointed and dismissed by the general meeting of shareholders. According to the shareholders’ agreement last amended and effective from March 31, 2003, Ahold is entitled to nominate two members to the five member supervisory board of Schuitema and to nominate a neutral person to serve as chairman. According to the same agreement, Ahold is entitled to propose the termination of the structure regime at Schuitema if this is no longer required for the perception of independence of Schuitema in the market and the Schuitema supervisory board concurs with this view. As the majority shareholder, Ahold controls all resolutions at the general meeting of shareholders of Schuitema. Based on these rights, Ahold has had effective control over Schuitema and, accordingly, Schuitema has been consolidated for all periods presented.

A new law, effective October 1, 2004, has considerably strengthened the rights of the general meeting of shareholders of a company subject to the structure regime. Under the new law, it is the general meeting of shareholders which appoints and dismisses the members of the supervisory board, adopts the financial statements and is entitled to approve or reject any resolution of the managing and supervisory boards containing an important change in the identity or the character of Schuitema. The articles of association of Schuitema have been amended in March 2005 to reflect these enlarged shareholder rights.

Accounting for divestments and discontinued operations

A component of Ahold meets the definition of a discontinued operation if all the following conditions are met:

(a)	the component, pursuant to a single plan is

i)	disposed of substantially in its entirety, such as by selling the component in a single transaction, by de-merger or spin-off of ownership of the component;

ii)	disposed of piecemeal, such as by selling off the component’s assets and settling its liabilities individually; or

iii)	terminated through abandonment;

(b)	it represents a separate major line of business or geographical area of operations; and

(c)	it can be distinguished operationally and for financial reporting purposes.

The approval and announcement of a plan for discontinuance is considered an event that requires the assets attributable to the discontinued operation to be tested for impairment. Therefore, Ahold estimates the recoverable amount (the asset’s net selling price) of the discontinued operation and recognizes an impairment if and to the extent that the carrying value of the component exceeds the net selling price.

Prior to the adoption of RJ 500 “Mergers and Acquisitions” as of December 1, 2000, Ahold charged goodwill on acquisitions directly to shareholders’ equity. Ahold reverses all or a portion of the positive goodwill that has been previously charged to shareholders’ equity in income on disposal of a participating interest. If the disposal occurs within one year of acquisition, the entire amount of the goodwill charged to shareholders’ equity is reversed. On disposal within two years, the amount of goodwill reversed is at least 80%, within three years at least 60% and so on. Currency translation adjustments previously recorded directly in shareholders’ equity as a result of the translation of the accounts of foreign subsidiaries are recognized in the consolidated statement of operations upon the disposal of the component.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 2

Foreign currency translation

Ahold’s reporting currency is the Euro. Subsidiaries, joint ventures and equity investees record transactions in their functional currency. This is the principal currency of the economic environment in which they operate. Transactions in currencies other than the functional currency are recorded at the exchange rate in the accompanying statements of operations. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the rates of exchange prevailing at the consolidated balance sheet date, unless they have been effectively hedged through the use of derivative instruments, in which case the hedge rates are applied. Transaction foreign currency gains and losses are reported in the statements of operations. Exchange gains and losses resulting from the translation of foreign operations with functional currency other than the Euro are recorded in shareholders’ equity upon consolidation. Goodwill arising from the acquisition of a foreign entity is treated as assets denominated in the functional currency of the acquired entity. Ahold records directly into shareholders’ equity exchange gains or losses from remeasuring intercompany loans for which settlement is neither planned nor likely to occur in the foreseeable future.

Upon consolidation, the consolidated balance sheets of subsidiaries or associated companies with functional currencies other than the Euro are translated at the rates of exchange prevailing at the end of the year. The statements of operations denominated in currencies other than Euro are translated using an average exchange rate per quarter. The resulting exchange differences are recorded directly in consolidated shareholders’ equity and are only included in income upon sale or liquidation of the underlying foreign subsidiary or associated company.

Use of estimates

The preparation of Ahold’s consolidated financial statements in conformity with Dutch GAAP and the reconciliation of the financial position and results to US GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those required to account for vendor allowances and those used for purchase accounting, impairment of tangible and intangible assets, pensions and other postretirement benefits, self-insurance programs and income taxes. The actual results may differ from those estimates. All the assumptions, anticipations, expectations and forecasts used as a basis for estimates within the consolidated financial statements represent good-faith assessments of Ahold’s future performance for which management believes there is a reasonable basis. These estimates represent Ahold’s view at the times they are made, and only then. Estimates involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual future results, performance and achievements to differ materially from those forecasted.

Goodwill

Goodwill represents the excess of the consideration paid for businesses acquired over the fair market value of identifiable net assets including other intangible assets at the date of acquisition. Goodwill is capitalized and amortized over the period the Company is expected to benefit from the goodwill, not exceeding 20 years. Prior to the adoption of RJ 500 “Mergers and Acquisitions” as of December 1, 2000, Ahold charged goodwill on acquisitions directly to shareholders’ equity.

Goodwill is tested at least annually for impairment or more frequently if circumstances indicate a possible impairment, and carried at cost less accumulated amortization and impairment. Gains and losses on disposal of an entity include the carrying amount of goodwill related to the entity sold. Goodwill is tested for impairment on a reporting entity level, unless goodwill can be allocated to any lower cash-generating unit.

Other intangible assets

Other intangible assets primarily consist of brand names, customer relationships and lease-related intangible assets acquired separately or in business acquisitions. Other intangible assets also consist of contractual lease rights and software costs separately acquired and developed internally. These assets are recorded at fair value determined at the date of acquisition of the related underlying business, or at cost if they are internally developed (i.e., software) or separately acquired.

Brand names and customer relationships acquired in business acquisitions after January 1, 2001 are capitalized and amortized over the period the Company is expected to benefit from them, not exceeding 20 and 7 - 10 years, respectively. Brand names and customer relationships acquired have been capitalized at fair value determined using an income approach.

Ahold Annual Report 2004

Note 2

Lease-related intangible assets, consisting primarily of favorable operating lease contracts acquired in business acquisitions, are capitalized based on the present value of the amount by which the contract terms are favorable relative to market prices at the date of acquisition. Lease-related intangible assets are amortized over the remaining duration of the lease agreements.

Direct costs relating to the development of software for internal use are capitalized after technological feasibility has been established. All costs incurred prior to the establishment of technological feasibility, as well as overhead, general and administrative and training costs incurred after the establishment of technological feasibility, are expensed as incurred. Amortization is calculated over the anticipated useful life of the software assets, ranging from three to five years.

Tangible fixed assets

Tangible fixed assets are stated at cost, less accumulated depreciation and impairment. Interest incurred during construction and asset retirement costs are capitalized as part of the related asset. Expenditures for improvements are capitalized while repairs and maintenance are expensed as incurred. Investment property consists of land and buildings held by Ahold to earn rental income and for capital appreciation. These properties are not used by Ahold in the ordinary course of business. Ahold recognizes the part of an owned shopping center that is leased to third-party retailers as investment property. Land and buildings leased to franchisees are not considered to be investment property as they contribute directly to the sale of goods.

Depreciation of tangible fixed assets is computed using the straight-line method based on the estimated useful lives of the related assets, taking into account the residual value.

Depreciation of finance leases and leasehold improvements is calculated over either the lease term (including renewal periods when renewal is reasonably assured) or the estimated useful life of the asset, whichever is the shorter.

The estimated useful lives are:

Stores	30 – 40 years

Other buildings	25 – 30 years

(Leasehold) improvements	7 – 12 years

Machinery and equipment	3 – 12 years

Other fixed assets	5 – 8 years

The useful life of land is considered indefinite.

Leases and sale and leaseback transactions

Ahold is the lessee of equipment and buildings under various operating and finance leases. Ahold classifies its leases as finance leases or operating leases based upon whether the lease agreement transfers substantially all the risks and rewards of ownership. For leases determined to be finance leases asset and liability are recognized at an amount equal either to the fair value of the leased asset or the present value of the minimum lease payments during the lease term, whichever is the lower. These assets are depreciated on a straight-line basis taking into account the residual value, with depreciation included in depreciation expenses. The depreciation period is either the lease term or the estimated useful life of the asset, whichever is the shorter. Leases that do not qualify as finance leases are classified as operating leases, and the related rental payments are expensed on a straight-line basis over the lease term, including, if applicable, any rent holiday period during which Ahold derives benefit from the use of the asset. For leases with renewal options where the renewal is reasonably assured, the lease term used to (i) determine the appropriate lease classification, (ii) compute periodic rental expense and (iii) depreciate leasehold improvements (unless their economic lives are shorter) includes the periods of expected renewals. Payments made to Ahold representing incentives to sign a new lease are recognized on a straight-line basis over the term of the lease. If a lessor makes payments to Ahold for leasehold improvements, these payments are recorded as deferred rent and amortized as reductions to lease expense over the lease term.

Ahold also enters into sale and leaseback arrangements with various financial institutions, whereby Ahold sells certain of its retail properties and simultaneously leases them back from the buyer. The gain or loss on the transactions is recognized in the consolidated statements of operations immediately if (i) Ahold does not maintain, or maintains only minor, continuing involvement in these properties, other than the required lease payments, (ii) these transactions are established at fair value and (iii) substantially all

Financial Statements - Notes to the Consolidated Financial Statements

Note 2

risks and rewards of ownership are transferred to the buyer-lessor. Otherwise, the transactions are recorded as finance leases and any gains are deferred and depreciated over the term of the lease, while losses are recognized immediately.

In some sale and leaseback arrangements, Ahold sells a property and only leases back a portion of that property. These properties generally involve shopping centers which contain an Ahold store as well as other stores leased to third-party retailers.

Ahold recognizes a sale and the profit thereon on the portion of the shopping center that is not leased back to the extent that (i) the respective property is sold for fair value and (ii) the risks and rewards of owning stores which are not leased back to Ahold have been fully transferred to the buyer. The leaseback of the Ahold store and any gain on the sale of the Ahold store is accounted for under the sale and leaseback criteria described above.

In some instances, Ahold incurs construction costs for properties expected to be completed and sold within one year in sale and leaseback transactions. These construction costs are classified as other current assets until the sale and leaseback occurs.

Impairment of long-lived assets other than goodwill

Ahold evaluates long-lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The recoverable amount is calculated as either the net selling price or the present value of estimated future cash flows expected to result from the use of the asset and its eventual disposal, whichever is the higher. Long-lived assets other than goodwill are grouped at the lowest level of identifiable cash flows for this analysis. Individual stores are considered separate cash-generating units. If assets are impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds their recoverable amount and is recorded as a charge to operating income. The most significant estimates made in determining the present value of future cash flows include the selection of the appropriate discount rates, the number of years on which to base the cash flow projections and residual asset values.

Long-lived assets other than goodwill that are to be disposed are reported at their carrying amount or net selling price less cost to sell the assets, whichever is the lower.

In subsequent years Ahold assesses whether indications exist that impairments previously recognized for long-lived assets other than goodwill may have reversed. If any such indication exists, the recoverable amount of that asset is recalculated and its carrying amount is increased to the revised recoverable amount. The increase is recognized in operating income. A reversal is recognized only if it arises from a change in the assumptions used to calculate the recoverable amount. The increase in an asset’s carrying amount due to an impairment reversal is limited to the depreciated amount that would have been recognized had the original impairment not occurred.

Investments in joint ventures and equity investees

Investments in joint ventures and equity investees are accounted for using the equity method. Joint ventures are companies in which Ahold does not have the ability to unilaterally determine the financial and operating policies, but does possess the ability to determine those policies together with its partner(s) on the basis of a joint venture agreement. Equity investees are companies in which Ahold can exert significant influence. Under the equity method, as applied under Dutch GAAP, the investment is carried at the cost of the Company’s share in the net assets of the joint venture or equity investee excluding goodwill, plus the Company’s share in income or losses since acquisition, less dividends received. Ahold’s share in the net income (loss) of these investments is recorded in the line “Share in income (loss) of joint ventures and equity investees” in the consolidated statements of operations. Significant influence is presumed to exist if at least 20% of the voting stock is owned by Ahold. Goodwill arising from these acquisitions is recorded under “Goodwill” on the consolidated balance sheet and amortized over a period not exceeding 20 years. Amortization of goodwill is recorded in the line “Goodwill and intangible asset amortization” in the consolidated statements of operations.

Investments in companies in which Ahold does not have the ability to exercise significant influence are accounted for by the cost method. Dividends and other gains and losses from these investments are recorded under “Other financial income and expense” in the consolidated statements of operations.

The Company periodically reviews whether there are indicators that investments in joint ventures or equity investees are impaired. If indicators of impairment exist, the Company reviews its equity investments for which fair value is less than the carrying value

Ahold Annual Report 2004

Note 2

to determine if the decline in value is other than temporary. Goodwill relating to these entities is included in these evaluations. If the decline in value is considered to be other than temporary, an impairment is recognized to reduce the carrying value of the investment to its fair value.

In the case where one of Ahold’s equity investees has a negative equity, Ahold continues to record its share in losses for that equity investee, if it has either issued declarations of assumption of liability or has a firm intention to enable, up to the Company’s share, payments of debts by the equity investee. To the extent that any direct or indirect loans with those equity investees are not recoverable, an impairment is recorded to the extent of their non-recoverable amount.

Value Added Service Providers

In 2004, Ahold’s subsidiary U.S. Foodservice ended its product financing arrangements with all five Value Added Service Providers (“VASPs”). These VASPs, at the request or with the consent of U.S. Foodservice, purchased certain commodities and products from third parties and then resold them with a mark-up to U.S. Foodservice. U.S. Foodservice did not own any shares nor did it have any voting interest in the VASPs. Although U.S. Foodservice did not own the VASPs, they were almost entirely dependent on U.S. Foodservice for their sales. U.S. Foodservice funded purchases of the VASPs with interest-free advances, guaranteed certain of the obligations of the VASPs and ultimately retained the risks and rewards related to the inventory and related payables of the VASPs. Consequently Dutch GAAP and US GAAP required the recognition of certain of these inventories and related payables of the VASPs within Ahold’s consolidated financial statements during 2003 and 2002.

Inventory

Inventory is stated at cost or net realizable value, whichever is the lower. Cost comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition, net of vendor allowances applicable to inventory. The cost of inventories is determined using the first-in, first-out (“FIFO”) method.

Accounts receivable

Accounts receivable are carried at estimated net realizable value, which is usually the nominal value. Where necessary, allowances are recorded to an amount management considers to be sufficient to meet future losses related to the collectibility of the accounts receivable. Ahold sells certain customer receivables to special purpose entity trusts in return for cash and a participating interest in these trusts. These receivables are included in accounts receivable presented in Ahold’s consolidated balance sheets because these trusts are under Ahold’s control. Losses on sales of receivables to these entities vary on a monthly basis and usually relate to short-term interest rates that are charged to Ahold on its participating interest.

Cash and cash equivalents

Cash and cash equivalents include all cash on hand balances, short-term highly liquid cash investments and time deposits with original maturities of three months or less.

Derivative financial instruments

The Company utilizes derivative financial instruments to hedge its primary market risk exposures, including risks related to foreign currency exchange rates, interest rates and, to a lesser extent, exposure to commodity price movements. Ahold does not include in the consolidated balance sheet derivative instruments that are designated as and qualify as effective hedges under applicable hedge accounting rules. Unrealized gains or losses on the instruments remain off balance sheet until the hedged exposure affects earnings and are recognized simultaneously with the hedged items. Derivatives that effectively hedge firm commitments and forecasted future transactions are not recognized until the firm commitment or forecasted transaction results in an asset or liability.

Stock-based compensation

Ahold accounts for its stock-based compensation plans using the intrinsic-value method. Accordingly, Ahold computes compensation costs for each stock option granted as the amount by which the quoted market price of Ahold’s common shares on the date of grant exceeds the exercise price of the stock option. Ahold recognizes compensation costs for the 2004-2006 Performance Share Grant on the date the criterion for issuance is achieved, which is at the end of the term of the plan. For restricted stock, Ahold recognizes compensation costs ratably over the vesting period of the grants.

Financial Statements – Notes to the Consolidated Financial Statements

Note 2

In addition, Note 8 presents pro forma disclosures of net income (loss) available for common shareholders and net income (loss) available for common shareholders per share (basic and diluted) as if the fair value based method of accounting had been applied, consistent with the disclosure requirements of SFAS No. 123 “Accounting for Stock-based Compensation” (“SFAS No. 123”).

Pension and other postretirement benefits

Ahold has pension, supplemental health and welfare plans in the Netherlands, the U.S. and other areas of its business. The plans cover a substantial number of associates within the Netherlands, the U.S. and other areas and have been established in accordance with applicable legal requirements, customs, and existing circumstances in each area of its business. The plans are accounted for under the provisions of SFAS No. 87 “Employers’ Accounting for Pensions” (“SFAS No. 87”) and SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits Other than Pensions” (“SFAS No. 106”), as specifically allowed under Dutch GAAP.

Under SFAS No. 87 and SFAS No. 106 the calculation of the benefit obligation and net periodic benefit cost depends on management’s determination of assumptions to be used by actuaries in measuring these amounts. The assumptions used are described in Note 21. As and where appropriate, they include the discount rate, the expected long-term rate of return on plan assets and the rates of increase in compensation and health care costs, associate turnover, mortality and retirement ages, future salary and benefit levels, claim rates under medical plans and future medical costs. Differences between actual results and those expected based on the assumptions are accumulated and amortized over future periods. Net periodic benefit cost primarily represents the increase in the benefit obligation attributable to service during the year plus the interest on the beginning of the year benefit obligation (a discounted measurement), net of the expected return on plan assets. It is possible that the accumulated benefit obligation, calculated as the actuarial present value of the benefits attributed to associate service rendered until the balance sheet date and based on historical compensation levels, exceeds the fair value of the plan assets. For the excess, a minimum liability is recorded in case (i) the excess is greater than the existing accrued pension liabilities, (ii) an asset has been recognized as prepaid pension cost, or (iii) no accrued or prepaid pension cost has been recognized. This minimum liability is recorded for the difference plus any existing prepaid pension asset or minus any existing accrued pension costs. The corresponding offset is recorded as a separate component of the Company’s shareholders’ equity, net of any intangible asset as provided by SFAS No. 87 and net of tax.

Obligations for contributions to defined-contribution pension plans, including multi-employer plans are recognized as expenses as incurred in the consolidated statements of operations.

In certain areas of its business, the Company also provides postretirement benefits other than pensions. The cost relating to such benefits consists primarily of the present value of the benefits attributed on an equal basis to each year of service, interest cost on the accumulated postretirement benefit obligation (which is a discounted amount) and amortization of the unrecognized transition obligation.

Unrecognized prior service costs related to pension plans and postretirement benefits other than pensions are amortized by assigning a proportional amount to the consolidated statements of operations over a number of years reflecting the average remaining service period of the active associates.

Pension and other postretirement benefits information for all plans is presented in a form that is consistent with the relevant US GAAP standard, SFAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (Revised in 2003).

Deferred income taxes

Deferred income tax assets and liabilities are recorded for the estimated tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets also include assets arising from losses and tax credit carryforwards. Measurement of deferred assets and liabilities is based upon substantially enacted tax rates expected to apply to taxable income in the years in which Ahold expects to recover or settle those temporary differences. Deferred tax assets and liabilities are not discounted.

The effect on deferred tax assets and liabilities of changes in tax rates is reflected in Ahold’s consolidated statements of operations in the period when the change in tax rate is substantially enacted.

Ahold Annual Report 2004

Note 2

Deferred tax assets are recorded without valuation allowance only to the extent that it is probable that the asset will be realized in the future based on currently available evidence.

Ahold presents for each individual tax jurisdiction a single amount to cover all the current and non-current deferred tax assets and liabilities applicable to all the tax-paying components within the Company.

Restructuring provisions and exit costs

A restructuring provision is recognized when certain criteria are met. These include the existence of a detailed formal plan, identifying at least (i) the business or part of a business concerned; (ii) the principal locations affected; (iii) the location, function and approximate number of associates who will be compensated for terminating their services; (iv) the expenditures that will be undertaken; and (v) the timing of when the plan will be implemented. Further, the Company must raise a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. The provision is limited to termination payments to associates, continuing rent obligations, and other expenditures necessarily entailed by the restructuring.

Other provisions

Ahold recognizes provisions for liabilities and probable losses that have been incurred as of the balance sheet date and can be reasonably estimated. A provision is recognized when (i) Ahold has a present obligation (legal or constructive) as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. Other provisions consist of commitments for supplementary or severance payments, the self-insurance program and miscellaneous, which are described below.

Supplementary payments relate to occupational disability. Severance payments relate to commitments of the Company in terminating associates before their normal retirement dates or redundant personnel. Ahold accrues occupational disability and severance payments that vest or accumulate if the associate’s rights to the payments are attributable to services already rendered and if payment is probable and can be reasonably estimated. When severance payments are part of a restructuring activity, this determination is made in accordance with the policy on restructuring stated above.

The Company is self-insured for certain potential losses, mainly related to general liability, commercial vehicle liability and workers’ compensation relating to its subsidiaries. The Company has stop-loss coverage to limit the exposure arising from these claims. It is the Company’s policy to record its self-insurance program liabilities based on claims filed and an estimate of claims incurred but not yet reported. The Company’s estimate of the required liability of such claims is recorded on a discounted basis, utilizing an actuarial method, which is based upon various assumptions that include, but are not limited to, historical loss experience, projected loss development factors, actual payroll costs and other data. Expenses incurred in the claim settlement process that cannot be directly associated with specific claims are expensed when incurred.

The Company also records provisions for unavoidable costs to fulfill agreements that exceed the expected gains from such agreements including provisions for unfavorable lease contracts. Provisions for claims, disputes and legal proceedings are recorded if it is probable that the Company will be liable in a proceeding, for the estimated amount at which the liability can be expected to be settled. If the amount for which the liability can be expected to be settled cannot be reliably estimated, the claim, dispute or legal proceeding is disclosed, if it is expected to potentially result in a significant liability.

Other provisions also include asset retirement obligations related to restoring a store or location to its original condition, including the removal of fuel tanks for gas service locations.

Provisions for unfavorable lease contracts, the self-insurance program and asset retirement obligations are discounted. All other provisions are undiscounted.

Net sales

Ahold generates and recognizes sales to retail customers at the point of sale in its stores and upon delivery of groceries to internet customers. Ahold also generates revenues from the sale of products to foodservice customers and retail franchisees, which are recognized upon delivery. In addition, Ahold recognizes income from franchisee fees based on contractual arrangements over the term of the contracts.

Note 2

Ahold recognizes franchise fees (with appropriate provision for estimated uncollectible accounts) as revenue when all material services relating to the contract have been substantially performed. Discounts earned by customers, through agreements or by using their bonus or loyalty cards, are recorded by the Company as a reduction of the sales price at the time of the sale. Generally, sales and cost of sales are recorded on a gross basis, based on the gross amount collected from the customer and the amount paid for the product to the vendor. However, for certain products or services, such as the sales of lottery tickets, third-party prepaid phone cards, stamps and public transportation tickets Ahold acts as an agent and consequently records the amount of the net margin in its sales.

Cost of sales

This includes the purchase price of the products sold, as well as the costs of purchasing, storing, rent, depreciation of tangible fixed assets, salaries and transporting the products to the extent it relates to bringing the inventories to the location and condition ready for sale. Vendor allowances are generally deducted from cost of sales when the products to which the vendor allowances relate are sold.

Vendor allowances

Ahold receives various types of vendor allowances. These take the form of up-front payments such as lump sum payments or prepaid amounts, rebates, in the form of cash or credits, and other forms of payments. Ahold treats the allowances received from vendors as a reduction in the price paid for the product, unless there is clear evidence that it should be classified as revenue or a reimbursement of costs. Ahold posts vendor allowances only where there is evidence of a binding arrangement with the vendor and receipt is both probable and estimable. Any allowances relating to products that are still in ending inventory are deferred until the related product is sold.

Evidence of an arrangement takes different forms. Arrangements with vendors are principally evidenced by written contracts. In the absence of written contracts, the other documentation evidencing an arrangement are: documentation received from vendors, including end-of-period settlements statements; vendor presentation materials; term sheets; and e-mails or other forms of documentation that specify the terms and conditions of the vendor allowance receivable. The Company only considers these forms of documentation binding when they are consistent with historical business practices relating to a vendor and when settlement has occurred or is reasonably assured.

The most common allowances vendors offer are (i) volume allowances, which are off-invoice or amounts billed back to vendors based on the quantity of products sold to customers or purchased from the vendor and (ii) promotional allowances, which relate to cooperative advertising and market development efforts. The timing of recognition depends on the facts and circumstances as described below for the various types of arrangements.

Slotting and stocking allowances that vendors pay in return for introducing their new products in a store, up-front payments by vendors and rebates received relating to volume of products purchased are all volume allowances recognized on a systematic basis as a reduction of the purchase price of the related products as they are sold. If these volume allowances are contingent on achieving certain minimum volume targets, the allowances are recognized only to the extent it is probable that the minimum volume targets will be achieved and the amount of the allowance can be reasonably estimated.

Scan billback volume allowance programs involve amounts billed back to vendors based on scan data, in some cases adjusted to compensate for scanning errors and/or administrative costs. These allowances are recognized as an offset to cost of sales when the related products are scanned at the point-of-sale.

Promotional allowance payments from vendors representing promotional activities are recorded as a reduction of the cost of the related products when the advertising or other marketing activities specified in the contract are performed by the Company for the vendor. If the contract does not specify any performance criteria the allowance is deferred over the term of the contract. When the products concerned are sold, the promotional allowance is recognized as a reduction of cost of sales.

Other vendor allowances mainly relate to promotional display allowances paid by vendors in return for displaying their products in a specific manner or location and other lump sum payments. These payments are also considered to be a discount on the products purchased and are recorded as such over the term of the agreement if a specific commitment term is indicated or upon completing

Ahold Annual Report 2004

Note 2

the criteria indicated in the contract. These allowances are recognized as a reduction of the cost of sales when the product concerned is sold.

The Company changed its accounting for vendor allowances effective as from December 29, 2002, consistent with the guidance of the U.S. Financial Accounting Standards Boards’ Emerging Issues Task Force Issue No. 02-16 “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”). When Ahold adopted EITF 02-16, the calculation of the pro forma impact on net income for the comparative years appeared to be impracticable. Consequently the disclosed comparative consolidated statement of operations of 2002 has not been adjusted. Before the adoption of EITF 02-16, promotional allowances (including advertising, product introduction, product placement, and other promotional activities) were primarily recorded as a reduction of cost of goods sold in the period in which the activity relating to the allowance occurred or evenly over the contract term if the arrangement did not define any specific performance criteria.

Selling expenses

Selling expenses consist of wages and salaries of retail and foodservice associates, store expenses, rent of stores and foodservice facilities, depreciation of Company-owned locations, advertising costs and other selling expenses.

General and administrative expenses

General and administrative expenses consist of salaries and wages of Ahold’s operating companies’ main offices and Ahold’s Group Support Office, rent and depreciation of those facilities, restructuring costs and other general and administrative expenses.

Net income (loss) available for common shareholders per common share

Net income (loss) available for common shareholders per common share—basic is computed using the weighted average number of common shares outstanding during the period. All common stock equivalents are anti-dilutive because a net loss available for common shareholders was recorded for all years presented.

Consolidated statement of cash flows

The consolidated statements of cash flows are presented using the indirect method. The changes in assets and liabilities of subsidiaries and equity investees with functional currencies other than the Euro are translated per quarter using an average exchange rate. The cash flows are adjusted for changes in assets or liabilities that are acquired in business acquisitions. The net balance of the acquired assets and liabilities is presented, including the goodwill paid, on the line “Acquisition of consolidated subsidiaries”. The presentation of the consolidated statement of cash flows is substantially consistent with the requirements of International Accounting Standard No. 7 “Cash Flow Statements”.

Transition to International Financial Reporting Standards

From 2005 onwards Ahold is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Commission. This change applies to all financial reporting for accounting periods beginning on or after January 1, 2005. Ahold’s transition date to IFRS is December 29, 2003, which will be the start of the earliest period of comparative information under IFRS in the Company’s 2005 consolidated financial statements.

Note 3

3	Divestments and acquisitions

Divestments

During 2004 and 2003, Ahold completed several divestments for cash consideration. The following table summarizes the cash received, major classes of assets and liabilities relating to these divestments and the reversals from shareholders' equity that resulted in the net loss on divestments of EUR 495 and EUR 136 for 2004 and 2003, respectively. Any assets or liabilities of the divested companies that were not transferred to the buyer are excluded from the table below. The cash received and assets divested in 2004 included EUR 6 relating to a final payment regarding the sale of the Malaysian operations in 2003.

		2004		2003
Cash received	978		284
Cash in escrow (regarding the sale of shares in Disco)	233		—

		1,211		284
Net Assets
Tangible and intangible fixed assets	1,273		359
Financial assets	65		18
Current assets	651		100

Total assets	1,989		477
Provisions	(89)		(2)
Non-current liabilities	(89)		(19)
Current liabilities	(860)		(176)

Total liabilities	(1,038)		(197)
		951		280
Income (loss) before reversals from shareholders’ equity		260		4
Cumulative translation adjustment	(503)		(96)
Goodwill	(252)		(44)
Reversals from shareholders’ equity		(755)		(140)

Net loss on divestments		(495)		(136)

2004 Divestments

Brazil

In March 2004, Ahold completed the sale of its Brazilian food retailer Bompreço S.A. Supermercados do Nordeste (“Bompreço”) to Wal-Mart Stores Inc. Concurrently, Ahold sold its Brazilian credit card operation Hipercard Administradora de Cartão de Créditor (“Hipercard”) to Unibanco S.A. The combined sale proceeds (after deduction of transaction expenses) amounted to approximately USD 429 (EUR 343), resulting in a gain on divestments (before reversals from shareholders’ equity) of USD 102 (EUR 82) and a loss on divestments (after reversals from shareholders’ equity) of USD 533 (EUR 428). As of the date of the sale, Bompreço had 118 hypermarkets and supermarkets operating in northeastern Brazil and Hipercard had over 2 million cardholders.

Thailand

In March 2004, Ahold sold its stake in CRC. Ahold, operating in Thailand, to its partner, the Central Group. The sale proceeds amounted to approximately EUR 30, resulting in a gain on divestments (before reversals from shareholders’ equity) of EUR 8 and a loss on divestments (after reversals from shareholders’ equity) of EUR 18. With this divestment Ahold completed the divestment of all Asian operations. As of the date of the transaction, CRC. Ahold operated 47 stores and operated a small operation delivering dry groceries to third party retailers.

Ahold Annual Report 2004

Note 3

Spain

Ahold completed the sale of its Spanish retail activities to CMA, S.a.r.l. a subsidiary of Permira Funds in December 2004. The sale proceeds (after deduction of transaction expenses) amounted to approximately EUR 602, resulting in a gain on divestments of EUR 94 and EUR 71 before and after reversals from shareholders’ equity, respectively. As of the date of the sale, Ahold operated almost 600 stores on the Spanish mainland and the Canary Islands.

Argentina

In November 2004, Ahold partially completed the sale of its 99.94% controlling interest in Disco S.A. (“Disco”) to Chilean retailer Cencosud S.A. (“Cencosud”) by transferring the ownership of approximately 85% of the outstanding Disco shares. Ahold intends to transfer the remaining Disco shares to Cencosud as soon as legally possible. These shares are subject to certain Uruguayan court orders processed and executed in Argentina, which could potentially prohibit their transfer. Pending the transfer of these shares, Ahold has agreed to exercise its voting rights with regard to those shares according to Cencosud’s instructions and to pay to Cencosud any dividends received on such shares.

Total sale proceeds for Ahold’s entire interest in Disco (after deduction of transaction expenses) amounted to USD 299 (EUR 230), resulting in a gain on divestments (before reversals from shareholders’ equity) of USD 99 (EUR 76) and a loss on divestments (after reversals from shareholders’ equity) of USD 155 (EUR 120). Ahold received the escrowed funds for the transferred 85% Disco shares on March 22, 2005. The purchase price for the remaining approximately 15% of the Disco shares that have not been transferred remains in escrow until such shares can be transferred to Cencosud. Ahold has agreed to indemnify Cencosud for losses incurred if Ahold were to lose legal ownership of any of those shares.

The transfer is subject to approval by the Argentine antitrust authorities. The approval process has encountered delays beyond the control of Ahold and Cencosud due to a local judicial order preventing the antitrust authorities from continuing their required review of the transaction. The Argentine government as well as Ahold and Cencosud have appealed this order.

In the event that the antitrust authorities do not approve the transfer of the Disco shares to Cencosud, under the terms of the contract, Ahold is not under any obligation to repay any amount to Cencosud. Instead, Ahold will hold the Disco shares for the risk and account of Cencosud, and Cencosud shall take all relevant action necessary for the Disco shares to be transferred to a third party.

2003 Divestments

Chile

In July 2003, Ahold completed the sale of its interest in the Chilean activities in Santa Isabel S.A. (“Santa Isabel”) to the Chilean retailer Cencosud S.A. (“Cencosud”). The transaction was based on a total value, excluding any liabilities, of approximately USD 150 (EUR 133) for Ahold’s operations in Chile. After adjustment of the value for net working capital and external interest-bearing debt, the net proceeds of the transaction for Ahold amounted to approximately USD 77 (EUR 69), which includes negative working capital of USD 56 (EUR 50). Post-closing adjustments reduced the USD 77 (EUR 69) to USD 72 (EUR 64). Cencosud assumed Santa Isabel's external interest-bearing debt of USD 18 (EUR 16). Santa Isabel operated stores in Chile in the retail trade segment.

De Tuinen

In May 2003, Ahold completed the divestment of wholly-owned subsidiary De Tuinen, a chain of natural product stores in the retail trade segment located throughout the Netherlands. De Tuinen was sold to NBTY’s British subsidiary Holland & Barrett Europe Ltd. for approximately EUR 16. The transaction included De Tuinen chain stores and their inventory. The franchise stores will also conduct their business with Holland & Barrett.

Jamin

In June 2003, Ahold divested its Dutch candy store chain Jamin Winkelbedrijf B.V., which was included in the retail trade segment. Through a management buy-out, Jamin’s executive team acquired the chain and continues to run the company as an independent entity. The transaction included all five stores in the Jamin chain and their inventory, stock and debtors. The franchise stores will also continue to conduct their business with Jamin.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial

Note 3

De Walvis

In September 2003, Ahold completed the divestment of its Dutch restaurant “De Hoop op d’Swarte Walvis” located in Zaandam. The Nedstede Group acquired the restaurant through an asset sale and purchase agreement that included inventory and real estate.

Indonesia

In April 2003, Ahold reached agreement for the sale of its Indonesian operations to PT Hero Supermarket Tbk for approximately EUR 12, including proceeds from the sale of store inventory. The transfer of assets took place in stages, which began in June 2003 and was completed in the third quarter of 2003. The transaction involved stores and two distribution centers, all of which were included in the retail trade segment.

Malaysia

In May 2003, Ahold reached agreement for the sale of its Malaysian activities to Dairy Farm Giant Retail Sdn Bhd (Giant), a subsidiary of Dairy Farm International Holdings Limited. The transaction was an asset purchase agreement, completed in the third quarter of 2003.

Golden Gallon

In August 2003, Ahold reached agreement to sell Golden Gallon, its gasoline and grocery convenience store operation in the retail trade segment in the southeastern U.S., to The Pantry, Inc. The sale of Golden Gallon was completed in October 2003 for a transaction value of approximately USD 187 (EUR 157). The assets sold included the Golden Gallon operations, working capital and all of the real estate.

Paraguay

In September 2003, Ahold completed the sale of its 100% interest in Supermercados Stock S.A. to A.J. Vierci. Supermercados Stock S.A. operated ten supermarkets in Paraguay. The company was a subsidiary of Santa Isabel in Chile.

Peru

In December 2003, Ahold completed the sale of its Peruvian operation, Santa Isabel, to Grupo Interbank and a group of investors led by Nexus Group.

Acquisitions

During 2004, 2003 and 2002, Ahold completed several acquisitions. Of these acquisitions, the most significant were the acquisition of additional interests in ICA AB (“ICA”) in 2004 and Disco Ahold International Holdings N.V. (“DAIH”) in 2002. In 2002, Ahold also completed a series of individually insignificant acquisitions that are material in the aggregate. Ahold used the purchase method of accounting for all acquisitions. The operating results of all acquisitions are included in the consolidated statements of operations from the respective dates of the acquisitions.

2004 Acquisitions

ICA

In October 2004, Ahold increased its interest in ICA from 50% to 60% through a series of transactions.

Ahold, ICA Förbundet Invest AB (“IFAB”) and Canica SA (“Canica”) had been joint venture partners in ICA. Ahold had an interest of 50%, IFAB 30% and Canica 20%. Under the shareholders agreement between the partners, Ahold was contingently liable pursuant to put arrangements with IFAB and Canica (“ICA Put Option”). See Note 30 for more information on the ICA put option.

In July 2004 Canica exercised its ICA Put Option requiring Ahold to acquire 20% of the ICA shares from Canica. The price for the shares was EUR 810, which was equal to 20% of the Revised Equity Value of ICA plus a premium rate, which was established at 49.56% of such Revised Equity Value based on a ruling by the Arbitration Institute of the Stockholm Chamber of Commerce. “Revised Equity Value” was defined as the fair market value of the option shares to be put to Ahold (as if ICA was listed on the Stockholm Stock Exchange, not including any control premium) at the time of exercise.

Ahold Annual Report 2004

Note 3

In July 2004 Ahold and IFAB entered into a share purchase agreement whereby Ahold sold half of the ICA shares acquired from Canica to IFAB and IFAB waived its right to make use of its ICA Put Option. The total price of the shares sold to IFAB was EUR 318, which was based on 10% of the Revised Equity Value of ICA plus a premium of 17.5% of such Revised Equity Value.

The purchase of Canica’s 20% interest and subsequent sale of 10% interest to IFAB has resulted in a loss of EUR 87 in 2004. Goodwill amounting to EUR 147 was recognized upon the acquisition of the net 10% of the ICA shares.

2003 Acquisitions

On January 20, 2003, the El Salvadoran operations of La Fragua, part of Ahold’s equity investee CARHCO, acquired the assets (excluding real estate) of La Despensa de Don Juan in El Salvador. The assets consisted of 31 stores and are located throughout the country.

On April 23, 2003, Stop & Shop completed the purchase of four store locations in the Boston area from The Great Atlantic & Pacific Tea Company. The purchase included property, inventory, equipment and fixtures and an assignment of leases.

2002 Acquisitions

DAIH

In January 1998, Ahold purchased a 50% interest in DAIH from Velox Retail Holdings (“VRH”), a subsidiary of the Velox Group, for USD 368 (EUR 408). At the end of 2002, DAIH operated through subsidiaries over 350 supermarkets in four South American countries: Argentina, Chile, Peru and Paraguay. Until July 2002, VRH was Ahold’s joint venture partner in DAIH. VRH defaulted on certain indebtedness, obliging Ahold to repay certain debts of VRH. In July and August 2002, Ahold received substantially all of VRH’s shares in DAIH (44.1%) for a total cash consideration of USD 448 (EUR 453), thereby assuming full ownership of DAIH. Furthermore, a loan receivable of VRH of USD 5 (EUR 5) was fully written off. The acquisition resulted in a loss of EUR 372, as also discussed in Note 9. Ahold sold its Chilean, Paraguayan and Peruvian operations of DAIH’s subsidiary Santa Isabel in 2003, and its Argentine operations of DAIH’s subsidiary Disco in 2004.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the DAIH acquisition:

At August 9, 2002
Intangible assets	12
Goodwill	85
Tangible fixed assets	525
Financial assets	189
Current assets	266

Total assets	1,077

Provisions	(102)
Non-current liabilities	(498)
Current liabilities	(392)

Total liabilities assumed	(992)

Consideration after loss on related party default guarantee	85

During 2002, Ahold also acquired the following six individually insignificant entities plus the remaining 30% of the outstanding shares of PSP Group, a supermarket company in Indonesia, for a total cost of EUR 380, which was paid in cash and assumed debt. Goodwill recognized in these transactions amounted to EUR 232. Goodwill was assigned to the retail trade and foodservice segments in the amounts of EUR 154 and EUR 78, respectively.

Note 4

•	Allen Foods: In December 2002, U.S. Foodservice acquired Allen Foods, Inc., a broadline foodservice distributor in the U.S., for USD 90 (EUR 89). The acquisition resulted in goodwill of USD 63 (EUR 63), which was assigned to the U.S. Foodservice segment.

•	Santa Isabel: In October 2002, Ahold, through its wholly-owned subsidiaries Gestion, Rentas e Inversiones Apoquindo Limitada and DAIH, completed its tender offer for the outstanding shares of common stock and American Depositary Shares (“ADSs”) of Santa Isabel in Chile. In the cash tender offer 190 Chilean Pesos was offered per Santa Isabel share for a total amount of EUR 41. Ahold’s ownership in Santa Isabel increased from 414,393,680 shares (70.2% of the total outstanding shares), to 572,525,100 shares (97% of the total outstanding shares). The tender offer resulted in goodwill in the amount of EUR 28, which was assigned to the Rest of World retail trade segment.

•	Lusitana: In September 2002, Ahold, through its wholly-owned subsidiary Bompreço, acquired nine supermarkets and related assets in Brazil from Supermercados Lusitana Ltda for a total cash consideration of EUR 7. The acquisition resulted in goodwill of EUR 6, which was assigned to the Rest of World retail trade segment.

•	Lady Baltimore: In September 2002, U.S. Foodservice acquired certain assets of Lady Baltimore Foods Inc., a broadline foodservice distributor in the U.S., for approximately USD 29 (EUR 29) in cash. The acquisition resulted in goodwill of USD 15 (EUR 15), which was assigned to the U.S. Foodservice segment.

•	Indonesia: In September 2002, Ahold acquired the remaining outstanding shares (30%) of PSP Group for approximately EUR 2 in cash. The acquisition resulted in goodwill of EUR 2, which was assigned to the Rest of World retail trade segment.

•	Jumbo Hypermarkets: In August 2002, Ahold, through its wholly-owned subsidiary Ahold Polska Sp. Z o.o., completed its acquisition of Jumbo Hypermarkets in Poland from Jerónimo Martins Sp. Z o.o. for EUR 23 in cash. The acquisition did not result in any goodwill.

•	G. Barbosa: In January 2002, Ahold, through its wholly-owned subsidiary BR Participacoes e Empreendimontes SA, acquired 32 hypermarkets, supermarkets, and related assets in Brazil, from G. Barbosa for EUR 122 in cash. The acquisition resulted in goodwill in the amount of EUR 112, which was assigned to the Rest of World retail segment.

4	Discontinued operations

Certain divestments or planned divestments of Ahold do not meet the criteria of a discontinued operation under Dutch GAAP and are for that reason not included in the information in this note. These divestments and planned divestments include the divestments of the Wilson Farms/Sugarcreek stores in the U.S., the Poland hypermarkets and Ahold’s joint venture interest in Bodegas Williams & Humbert S.A. (formerly Luis Paez, “Williams & Humbert”) in Spain.

In November 2002, Ahold announced its intention to divest its non-core businesses and underperforming assets in order to focus on growth in the profitable core businesses, to reduce debt and to rationalize its portfolio of activities. Further, the announcement stated that Ahold would consistently scrutinize under-performing operations with a view towards improving their performance or divesting them. Ahold was and is determined to focus on its core business and enhance its position in markets where Ahold has achieved a leadership position or where it believes it can achieve such a position.

Retail – Rest of World

In December 2004, Ahold agreed to sell G. Barbosa to an affiliate of ACON Investments, a U.S.-based investment firm, which has other retailing investments in Latin America. The transaction was closed in April, 2005.

Retail – BI–LO/Bruno’s Arena

On February 11, 2004, the Company announced its intention to divest its subsidiaries BI-LO and Bruno’s. On January 31, 2005, Ahold completed the sale of BI-LO and Bruno’s to an affiliate of the Lone Star Funds for total gross proceeds of up to USD 660 (EUR 487). In connection with the sale, the Company received USD 567 (EUR 418) in cash proceeds and a letter of credit for USD 100 (EUR 74) has been placed in escrow. In addition, BI-LO and Bruno’s will retain all of their debt obligations and other liabilities including finance lease liabilities, although Ahold may be contingently liable under existing guarantees in respect of a portion of such finance lease obligation in cash proceeds and a letter of credit for USD 100 (EUR 74) has been placed in escrow. Within 18 months of closing, the Company will be entitled to receive the balance of the purchase price of up to USD 100 (EUR 74), depending upon BI-LO and Bruno’s achieving certain targets relating to dispositions of inventory, real estate and other assets.

Ahold Annual Report 2004

Note 4

Foodservice – Deli XL

In September 2004, the Company announced its intention to divest its Benelux foodservice unit, Deli XL as part of its ongoing strategic review of Ahold’s operations. The Company expects to complete the sale of Deli XL by the third quarter of 2005.

The carrying amounts of the major classes of assets and liabilities related to discontinued operations are as follows:

	Unaudited
	G. Barbosa		BI-LO/Bruno’s		Deli XL
	January 2, 2005	December 28, 2003	January 2, 2005	December 28, 2003	January 2, 2005	December 28, 2003
Condensed balance sheet data
Non-current assets
Tangible fixed assets	28	37	716	893	63	53
Intangible assets	3	6	26	33	2	1
Other	5	—	2	3	1	1

Current assets	74	53	414	486	136	146

Intercompany assets	1	3	24	19	—	1

Non-current liabilities	32	32	467	534	14	11

Current liabilities	44	33	262	348	86	100

Intercompany liabilities	50	51	374	839	102	89

Shareholders’ equity	(15)	(17)	79	(287)	—	2

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 4

The following presents the condensed statements of operations for discontinued operations:

	Unaudited
	G. Barbosa			BI-LO/Bruno’s			Deli XL
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Condensed statement of operations
Net sales	231	228	257	3,861	4,405	5,413	819	839	872
Cost of sales	(183)	(179)	(204)	(2,816)	(3,227)	(3,952)	(744)	(759)	(788)

Gross profit	48	49	53	1,045	1,178	1,461	75	80	84
Operating expenses	(43)	(75)	(55)	(1,025)	(1,116)	(1,453)	(72)	(74)	(76)

Operating income (loss)	5	(26)	(2)	20	62	8	3	6	8
Net financial expense	(2)	(4)	(7)	(51)	(43)	(51)	—	—	—
Intercompany related expenses	(4)	(5)	(5)	(71)	(85)	(102)	(6)	(6)	(6)

Income (loss) before income taxes	(1)	(35)	(14)	(102)	(66)	(145)	(3)	—	2
Income taxes	(1)	(2)	5	36	(5)	4	—	(1)	(2)

Net income (loss)	(2)	(37)	(9)	(66)	(71)	(141)	(3)	(1)	—

The following presents the condensed statements of cash flows for discontinued operations:

	Unaudited
	G. Barbosa			BI-LO/Bruno’s			Deli XL
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Condensed cash flow data
Net cash from operating activities	8	16	(15)	28	216	191	1	52	24
Net cash from investing activities	(1)	(1)	(169)	(20)	(51)	(131)	(20)	(7)	(9)
Net cash from financing activities	—	(7)	108	402	(128)	(62)	—	(1)	6
Change in intercompany accounts	—	(5)	80	(419)	(90)	37	17	(45)	(85)

Ahold Annual Report 2004

Note 5

5	Segment information

Ahold operates in two business areas (retail and foodservice) that contain nine business segments (primary format for segment reporting). In addition, the Group Support Office is presented as a separate reportable segment.

Retail	Significant operations included in the business segment
Stop & Shop/Giant-Landover Arena	Stop & Shop, Giant-Landover and Peapod
Giant-Carlisle/Tops Arena	Giant-Carlisle and Tops
BI-LO/Bruno’s Arena	BI-LO and Bruno’s
Albert Heijn Arena	Albert Heijn, ETOS, Gall & Gall and Ahold Coffee Company
Central Europe Arena	Czech Republic, Poland and Slovakia
Other Europe	Spain, Schuitema and the unconsolidated joint ventures ICA (60%*), JMR (49%) and Luis Paez (50%)

Rest of World	Asia, South America, Paiz Ahold (50%)
Total retail

Foodservice
U.S. Foodservice	U.S. Foodservice
Deli XL	Deli XL
Total foodservice

Group Support Office	Corporate Staff (The Netherlands and U.S.)
Ahold Group

*	The Company increased its stake in ICA from 50% to 60% effective November 5, 2004.

Ahold’s business segments operate in three main geographical areas identified on the basis of the location of the customers (secondary format for segment reporting):

Region
North America
Europe
Other
Ahold Group

Ahold has determined its reportable segments based on its internal reporting practices and on how the Company’s management evaluates the performance of its operations and allocates resources. In 2004, Ahold revised the segment reporting to reflect the new structure of business Arenas for internal reporting and management purposes. Prior period segment information presented for comparative purposes is adjusted accordingly.

As a result of the revised segment structure, certain operating income items for pensions and postretirement benefits and provisions relating to associates working in the Albert Heijn Arena are included in this segment as from 2004. Until 2004, these charges were included in the Other Europe segment (For 2003 EUR 29 income).

A segment is a reportable segment if its revenue is earned from sales to external customers, and one of the three following criteria are met: (i) external and internal sales revenue is 10% or more of total sales of all segments (external and internal), (ii) segment result is 10% or more of the combined entity results, or, (iii) segment assets are 10% or more of the total assets of all segments.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 5

Operations that do not individually meet the thresholds described above are either designated as a reportable segment despite their relative size, or combined into a separately reportable segment with one or more other similar internally segment(s) that are also below all of the thresholds described above.

Performance of the segments is evaluated based on operating income. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties at current market prices. Sales are attributed to countries based on the location of the store or distribution location.

Since the Company’s management reviews the full financial condition and results of operations of its most significant joint ventures included in the segments Other Europe (ICA and JMR) and Rest of World (Paiz Ahold), the joint ventures in these segments are considered operating segments. Accordingly, additional segment information for these joint ventures is included separately. The additional information with respect to the joint ventures represents amounts that are not included in the Company’s consolidated financial statements since the interests in the joint ventures are accounted for under the equity method, as described in Note 15.

Net sales (including intersegment sales)	2004	2003	2002
Retail
Stop & Shop/Giant-Landover Arena	13,757	14,633	16,717
Giant-Carlisle/Tops Arena	5,209	5,418	6,245
BI-LO/Bruno’s Arena	3,861	4,698	5,810
Albert Heijn Arena	6,434	6,247	6,332
Central Europe Arena	1,683	1,587	1,563
Other Europe	4,948	5,165	4,992
Rest of World	944	2,582	2,601

Total retail	36,836	40,330	44,260

Foodservice
U.S. Foodservice	15,199	15,826	18,572
Deli XL	819	840	873

Total foodservice	16,018	16,666	19,445
Group Support Office	13	13	12
Intersegment balances	(867)	(941)	(1,034)

Ahold Group	52,000	56,068	62,683
Region
North America	38,026	40,575	47,344
Europe	13,884	13,839	13,760
Other	957	2,595	2,613
Intersegment balances	(867)	(941)	(1,034)
Ahold Group	52,000	56,068	62,683

Ahold Annual Report 2004

Note 5

Net sales (excluding intersegment sales)	2004	2003	2002
Retail
Stop & Shop/Giant-Landover Arena	12,949	13,761	15,789
Giant-Carlisle/Tops Arena	5,209	5,419	6,247
BI-LO/Bruno’s Arena	3,861	4,698	5,810
Albert Heijn Arena	6,418	6,231	6,307
Central Europe Arena	1,683	1,587	1,563
Other Europe	4,947	5,164	4,991
Rest of World	944	2,582	2,601

Total retail	36,011	39,442	43,308

Foodservice
U.S. Foodservice	15,170	15,790	18,508
Deli XL	819	839	872

Total foodservice	15,989	16,629	19,380

Group Support Office	—	(3)	(5)
Ahold Group	52,000	56,068	62,683

Region
North America	37,189	39,668	46,354
Europe	13,867	13,821	13,733
Other	944	2,579	2,596
Ahold Group	52,000	56,068	62,683

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 5

Operating income (loss)	2004	2003	2002
Retail
Stop & Shop/Giant-Landover Arena	681	1,012	1,186
Giant-Carlisle/Tops Arena	113	105	219
BI-LO/Bruno’s Arena	40	46	21
Albert Heijn Arena	297	289	348
Central Europe Arena	(54)	(59)	(40)
Other Europe	119	13	(903)
Rest of World	(578)	(227)	(318)

Total retail	618	1,179	513

Foodservice
U.S. Foodservice	(74)	(200)	160
Deli XL	3	6	8

Total foodservice	(71)	(194)	168

Group Support Office	(339)	(267)	(442)
Operating income Ahold Group	208	718	239

Net financial expense	(711)	(938)	(1,008)

Income (loss) before income taxes	(503)	(220)	(769)
Income taxes expense	(66)	72	(390)

Income (loss) after income taxes	(569)	(148)	(1,159)
Share in income (loss) of joint ventures Other Europe	133	156	96
Share in income (loss) of joint ventures Rest of World	12	9	(116)
Unallocated share in income (loss) of joint ventures and equity investees	1	(4)	(18)
Minority interest	(13)	(14)	(11)

Net income (loss)	(436)	(1)	(1,208)

Region
North America	760	963	1,586
Europe	365	249	(587)
Other	(917)	(494)	(760)
Ahold Group	208	718	239

Ahold Annual Report 2004

Note 5

Tangible and intangible fixed assets	January 2, 2005	December 28, 2003	December 29, 2002
Retail
Stop & Shop/Giant-Landover Arena	4,038	4,082	4,806
Giant-Carlisle/Tops Arena	1,091	1,087	1,316
BI-LO/Bruno’s Arena	762	926	1,234
Albert Heijn Arena	868	915	974
Central Europe Arena	648	586	615
Other Europe	553	1,156	1,190
Rest of World	30	576	932

Total retail	7,990	9,328	11,067

Foodservice
U.S. Foodservice	2,525	2,931	3,689
Deli XL	64	54	55

Total foodservice	2,589	2,985	3,744

Group Support Office	79	72	99
Ahold Group	10,658	12,385	14,910

Region
North America	8,416	9,026	11,045
Europe	2,133	2,711	2,834
Other	109	648	1,031
Ahold Group	10,658	12,385	14,910

Investments in tangible fixed assets

	January 2, 2005	December 28, 2003	December 29, 2002
Retail
Stop & Shop/Giant-Landover Arena	827	706	896
Giant-Carlisle/Tops Arena	225	186	361
BI-LO/Bruno’s Arena	47	89	213
Albert Heijn Arena	141	110	184
Central Europe Arena	159	148	199
Other Europe	186	151	214
Rest of World	8	34	124

Total retail	1,593	1,424	2,191

Foodservice
U.S. Foodservice	109	91	118
Deli XL	21	8	12

Total foodservice	130	99	130

Group Support Office	1	—	—
Ahold Group	1,724	1,523	2,321

Region
North America	1,208	1,072	1,588
Europe	507	417	609
Other	9	34	124
Ahold Group	1,724	1,523	2,321

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Notes 5

Investments in intangible fixed assets	January 2, 2005	December 28, 2003	December 29, 2002
Retail
Stop & Shop/Giant-Landover Arena	51	146	184
Giant-Carlisle/Tops Arena	5	5	12
BI-LO/Bruno’s Arena	6	3	6
Albert Heijn Arena	17	19	20
Central Europe Arena	3	2	6
Other Europe	159	11	42
Rest of World	1	—	199

Total retail	242	186	469

Foodservice
U.S. Foodservice	—	8	83
Deli XL	—	1	1

Total foodservice	—	9	84

Group Support Office	23	6	(56)
Ahold Group	265	201	497

Region
North America	61	162	285
Europe	180	33	69
Other	24	6	143
Ahold Group	265	201	497

Depreciation and amortization	2004	2003	2002
Retail
Stop & Shop/Giant-Landover Arena	465	474	528
Giant-Carlisle/Tops Arena	143	152	177
BI-LO/Bruno’s Arena	129	162	196
Albert Heijn Arena	147	154	146
Central Europe Arena	70	73	73
Other Europe	99	113	178
Rest of World	25	85	96

Total retail	1,078	1,213	1,394

Foodservice
U.S. Foodservice	261	243	300
Deli XL	10	10	10

Total foodservice	271	253	310

Group Support Office	18	9	14
Ahold Group	1,367	1,475	1,718

Region
North America	998	1,031	1,201
Europe	327	350	407
Other	42	94	110
Ahold Group	1,367	1,475	1,718

Ahold Annual Report 2004

Note 5

Assets related to operations (including intersegment balances)	January 2, 2005	December 28, 2003	December 29, 2002
Retail
Stop & Shop/Giant-Landover Arena	5,783	6,237	7,540
Giant-Carlisle/Tops Arena	1,612	1,915	2,168
BI-LO/Bruno's Arena	1,202	1,435	1,922
Albert Heijn Arena	1,507	1,873	1,949
Central Europe Arena	1,021	932	985
Other Europe	1,591	2,469	2,495
Rest of World	438	1,320	1,832

Total retail	13,154	16,181	18,891

Foodservice
U.S. Foodservice	4,666	5,557	6,389
Deli XL	202	200	221

Total foodservice	4,868	5,757	6,610

Group Support Office	3,645	3,339	992
Intersegment balances	(962)	(1,615)	(1,417)
Ahold Group	20,705	23,662	25,076
Region
North America	13,263	15,144	18,019
Europe	4,321	5,474	5,650
Other	3,121	3,044	1,407
Ahold Group	20,705	23,662	25,076

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 5

Liabilities related to operations (including intersegment balances)	January 2, 2005	December 28, 2003	December 29, 2002
Retail
Stop & Shop/Giant-Landover Arena	1,941	2,280	2,546
Giant-Carlisle/Tops Arena	494	433	626
BI-LO/Bruno’s Arena	376	489	540
Albert Heijn Arena	437	646	493
Central Europe Arena	475	521	500
Other Europe	351	713	622
Rest of World	159	652	773

Total retail	4,233	5,734	6,100

Foodservice
U.S. Foodservice	1,003	1,182	1,712
Deli XL	102	113	128

Total foodservice	1,105	1,295	1,840

Group Support Office	2,393	2,566	2,637
Intersegment balances	(962)	(1,614)	(1,411)
Ahold Group	6,769	7,981	9,166

Loans payable	2,039	1,991	2,708
Non-current liabilities	5,034	6,602	8,313
Finance lease liabilities	2,197	2,166	2,224

Total liabilities Ahold Group	16,039	18,740	22,411

Group equity	4,666	4,922	2,665

Total liabilities and shareholders’ equity Ahold Group	20,705	23,662	25,076

Region
North America	3,814	4,384	5,424
Europe	1,365	1,994	1,749
Other	1,590	1,603	1,993
Ahold Group	6,769	7,981	9,166

Ahold Annual Report 2004

Note 5

Average number of associates in full-time equivalents	2004	2003	2002
Retail
Stop & Shop/Giant-Landover Arena	62,098	61,672	63,663
Giant-Carlisle/Tops Arena	28,278	27,801	28,993
BI-LO/Bruno’s Arena	23,882	24,607	26,868
Albert Heijn Arena	23,087	24,335	25,085
Central Europe Arena	24,343	22,595	20,489
Other Europe	17,204	18,106	21,407
Rest of World	21,274	52,154	51,106

Total retail	200,166	231,270	237,611

Foodservice
U.S. Foodservice	28,658	29,042	29,034
Deli XL	1,869	1,804	2,003

Total foodservice	30,527	30,846	31,037

Group Support Office	310	293	198
Ahold Group	231,003	262,409	268,846

Segment information joint ventures Other Europe	2004	2003	2002
Net sales (including intersegment sales)	9,497	9,491	9,282
Net sales (excluding intersegment sales)	9,497	9,491	9,282
Operating income	292	398	309
Tangible and intangible fixed assets	2,452	2,251	2,497
Allocated goodwill	147	4	0
Investments in tangible fixed assets	323	378	439
Investments in intangible fixed assets	182	47	12
Depreciation and amortization	193	214	210
Assets related to operations (including intersegment balances)	4,509	4,473	4,615
Liabilities related to operations (including intersegment balances)	1,514	1,668	1,547
Average number of associates in full-time equivalents	30,222	27,378	29,370

Segment information joint ventures Rest of World	2004	2003	2002
Net sales (including intersegment sales)	1,613	1,613	2,211
Net sales (excluding intersegment sales)	1,613	1,613	2,211
Operating income	57	54	58
Tangible and intangible fixed assets	401	444	476
Investments in tangible fixed assets	41	50	56
Investments in intangible fixed assets	2	34	7
Depreciation and amortization	36	36	65
Assets related to operations (including intersegment balances)	649	690	778
Liabilities related to operations (including intersegment balances)	237	255	238
Average number of associates in full-time equivalents	20,252	19,817	14,867

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 6

Additional segment information

Operating income for 2004 includes a loss on divestments of EUR 495, which consisted of: (i) a loss of EUR 566 in the Rest of World segment, (ii) a gain of EUR 71 in the Other Europe segment. These divestments are discussed in Note 3.

In 2002, operating income included loss on a related party default guarantee of EUR 372 relating to South America which was recorded in Rest of World 2002. This loss is discussed in detail in Note 9.

Sales to retail franchisees and franchise fees amounted to EUR 3,579, EUR 3,752 and EUR 3,590 for 2004, 2003 and 2002, respectively.

During 2004, 2003 and 2002, net sales excluding intersegment sales attributable to the Netherlands amounted to EUR 10,388, EUR 10,160 and EUR 10,119, respectively.

During 2004, 2003 and 2002, tangible and intangible assets attributable to the Netherlands amounted to EUR 1,339, EUR 1,351 and EUR 1,388, respectively.

6	Salaries and benefits

	2004	2003	2002
Salaries and wages	5,574	5,849	6,771
Other social security charges	933	1,074	1,132
Pension costs	242	199	167

Total salaries and benefits	6,749	7,122	8,070

Ahold Annual Report 2004

Note 7

7	Remuneration

Remuneration of the Corporate Executive Board members, including former members

(EUR thousands)	Base salary [1]	Bonuses		Pensions	Accrued termination benefits		Allowances [2]	Other `3	Total 2004	Total 2003	Total 2002
A.C. Moberg	1,500	1,754	[4]	—	—		174	66	3,494	3,009	—
H. Ryöppönen [5]	650	667	[6]	590	—		93	42	2,042	1,073	—
P.N. Wakkie	500	753	[7]	158	—		11	3	1,425	142	—
W.J. Grize (resigned from the Board effective December 31, 2004)	734	221	[8]	285	880	[9]		134	2,254	2,420	3,996
M.P.M. de Raad (resigned from the Board effective January 7, 2005)	632	390	[10]	568[11]	637	[11]	9	9	2,245	888	1,940
J.G. Andreae (resigned from the Board effective February 23, 2004)	100	60		40	—		1	1	202[12]	904	1,814
D.G. Eustace (employed effective March 10, 2003 and appointed to the Board effective May 13, 2003 and resigned from the Board effective December 19, 2003)									—	1,720	—
C.H. van der Hoeven (resigned from the Board effective March 10, 2003)									—	891	2,456
A.M. Meurs (resigned from the Board effective March 10, 2003)										543	1,799
J.L. Miller (resigned from the Board effective May 13, 2003)									—	(1,058)	6,488
A.S. Noddle (resigned from the Board effective August 31, 2002)									—	—	1,954

Total	4,116	3,845		1,641	1,517		288	255	11,662	10,532	20,447

[1]	In 2004, the base salary did not increase, except for a minimal adjustment for Mr. Grize due to the offset related to the elimination of a medical benefit program. Differences may appear due to fluctuations in exchange rates.

[2]	Allowances mainly include representation allowance and allowances towards private medical insurance. Mr. Moberg also received a contractually agreed allowance of EUR 83 for pensions in lieu of participation in a pension scheme and an allowance of EUR 79 for relocation.

[3]	“Other” mainly includes employer's contributions to social security plans and benefits in kind such as moving costs, tax and legal assistance and travel expenses. For Board members who are U.S. nationals, figures may include country club membership, temporary living expenses and (spouse) travel expenses.

[4]	Board member Mr. Moberg’s bonus corresponds with a pay out of 117%.

[5]	Board member Mr. Ryöppönen received 130,000 common shares pursuant to his employment agreement. The value of these shares is not included in this table.

[6]	Board member Mr. Ryöppönen’s bonus corresponds with a pay out of 103%.

[7]	Board member Mr. Wakkie’s bonus corresponds with a pay out of 125%, including the bonus for the period from October 15 to December 31, 2003, that had not been accrued for.

[8]	Board member Mr. Grize’s bonus corresponds with a pay out of 30%.

[9]	Board member Mr. Grize will receive a termination benefit at the date of his retirement, April 30, 2006.

[10]	Board member Mr. De Raad’s bonus corresponds with a pay out of 61%.

[11]	Board member Mr. De Raad received a termination benefit at the date of his retirement, January 7, 2005. Pensions include a single premium payment of EUR 323 related to his retirement.

[12]	Does not include the remuneration for Mr. Andreae’s employment after his resignation from the Board.

As from 2003, the disclosure of remuneration includes accrued bonuses to be paid in the following year. As the actual bonus amount may vary from the accrued bonus, pending the approval of the Remuneration Committee, differences may appear in the remuneration disclosure for the following year. The remuneration disclosed for 2002 includes bonuses actually paid during the year.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 7

Amounts in the discussion below are in EUR 1 or USD 1, unless otherwise indicated.

Base Salary

In 2004, the base salary awarded to each individual Corporate Executive Board member did not increase compared to 2003, except for a minimal adjustment for Mr. Grize due to the offset related to the elimination of a medical benefit program.

Annual performance bonuses

The bonuses for the Corporate Executive Board members are based 70% on improvement of Economic Value Added (“EVA”) and 30% on financial and qualitative targets set by the Supervisory Board. For non-U.S. Corporate Executive Board members, the EVA target is based on EVA improvement for Ahold overall. With respect to the 70% EVA target for Mr. Grize, who had been a member of the Corporate Executive Board for the full year, 10% was based on EVA improvement for Ahold overall and the remaining 60% was based on EVA improvement for U.S. Retail.

Pension Plan

The non-U.S. Corporate Executive Board members, except for Mr. Moberg, will receive final pay of 60% of the pension-bearing base salary upon reaching the age of 60, assuming a minimum of 30 pension-bearing years at Ahold have been accumulated. These Corporate Executive Board members pay a pension premium contribution of approximately 3.4% of their pension-bearing salary. In addition, for Messrs. Andreae and De Raad a U.S. salary continuation plan applies to the U.S. pensionable salary. This is free of contribution and is also applied at the 60% level. This plan pays out following retirement.

In 2004, various plans applied to Mr. Grize. His pension plan benefits under the pension plan of the Company of which he was President and Chief Executive Officer prior to his appointment to the Corporate Executive Board has been sustained. Assuming full-time employment, the pension allocation upon retirement amounts to approximately 60% of the level of the base salary.

As Mr. Moberg does not participate in any of Ahold’s pension plans, he will be paid the employer retirement pension contributions, which amount to approximately EUR 83,000 per year.

Employment contracts with the individual Board members

Mr. Moberg

The Company’s amended and restated employment agreement with Mr. Moberg, dated October 14, 2003, provides for a base salary of EUR 1,500,000 per year and a bonus, as well as participation in the Company’s stock option plan. The bonus is based 70% on EVA targets and 30% on two personal performance criteria set by the Supervisory Board. The maximum bonus he can receive is 2.5 times his base salary for each year. Mr. Moberg is also entitled to relocation and other related expenses. Unless Mr. Moberg’s employment agreement is otherwise terminated, he will be eligible for reappointment in 2008. The employment agreement may be terminated by Ahold with a notice period of 52 weeks and by Mr. Moberg with a notice period of 26 weeks.

In addition Mr. Moberg participates in the Company’s 2004 - 2006 Performance Share Grant program (see Note 8).

Mr. Ryöppönen

The Company’s employment agreement with Mr. Ryöppönen, dated June 18, 2003, provides for a base salary of EUR 650,000 per year and a bonus, as well as participation in Ahold’s stock option plan. The bonus is based 70% on EVA targets and 30% on two personal performance criteria set by the Supervisory Board. If these targets are met, the bonus would equal 1.25 times his base salary for the relevant year. For the first 12 months of his employment, Mr. Ryöppönen was entitled to a guaranteed bonus of 70% of this annual target bonus amount, of which EUR 500,000 has been paid to him. For the following 12 months of employment, Mr. Ryöppönen will receive a guaranteed bonus of 50% of his annual target bonus amount.

Pursuant to his employment agreement, Mr. Ryöppönen received a grant of 80,000 Ahold common shares in July 2004 and a grant of 50,000 Ahold common shares in December 2004, subject to the terms and conditions of the Restricted Stock Retention Agreement for Key Management (see Note 8).

Ahold Annual Report 2004

Note 7

Mr. Ryöppönen participates in the Ahold pension plans. Mr. Ryöppönen is also entitled to relocation and other related expenses. Unless Mr. Ryöppönen’s employment agreement is otherwise terminated, he will be eligible for reappointment in 2008.

The employment agreement may be terminated by the Company with a notice period of six months and by Mr. Ryöppönen with a notice period of three months. If (1) the Company decides to terminate the employment prior to Mr. Ryöppönen reaching pensionable age for reasons other than for cause and (2) if Ahold experiences a change of control and Mr. Ryöppönen’s employment is terminated by Ahold or by him as a result, Mr. Ryöppönen will receive a sum equal to the six-month total of his gross base salary at the time of termination and his average bonus over the prior three years.

In addition Mr. Ryöppönen participates in the Company’s 2004- 2006 Performance Share Grant program (see Note 8).

Mr. Wakkie

The Company’s employment agreement with Mr. Wakkie, dated October 9, 2003, provides for a base salary of EUR 500,000 per year and a bonus, as well as participation in the Company’s stock option plan. The bonus is based 70% on EVA targets and 30% on two personal performance criteria set by the Supervisory Board. If these targets are met, the bonus would equal 100% of his base salary for the relevant year with a maximum bonus of 125% in a situation of outperforming the targets. Mr. Wakkie’s contractual entitlement to receive a grant of 150,000 Ahold common shares has been converted into participation in the Company’s Performance Share Grant program (see Note 8). Mr. Wakkie also participates in the Ahold pension plan. Unless Mr. Wakkie’s employment agreement is otherwise terminated, he will retire in 2008. The employment agreement may be terminated by Ahold with a notice period of three months and by Mr. Wakkie with a notice period of three months.

In addition Mr. Wakkie participates in the company in 2004-2006 Performance Share Grant program (see Note 8).

Mr. Andreae

Mr. Andreae joined the Corporate Executive Board in 1997. Effective February 23, 2004, Mr. Andreae resigned as a member of the Corporate Executive Board. Mr. Andreae’s 2004 base salary as a Corporate Executive Board member amounted to EUR 100,000 prorated until February 23, 2004. Mr. Andreae’s bonus is based on EVA improvement of Ahold (prorated until February 23, 2004). After his resignation from the Corporate Executive Board, Mr. Andreae remains employed by the Company, taking charge of special projects for the benefit of the Ahold group until the date of his retirement.

Mr. De Raad

Mr. De Raad joined the Corporate Executive Board in 2001. Mr. De Raad’s 2004 base salary amounted to EUR 632,049. Effective 2004, Mr. De Raad’s bonus is based 70% on EVA targets and 30% on a personal performance criterion set by the Supervisory Board. If these targets are met, the bonus would equal 125% of his base salary. In addition Mr. De Raad participates in the Company’s 2004 – 2006 Performance Share Grant program (see Note 8).

Mr. De Raad retired from the Corporate Executive Board effective January 7, 2005. Mr. De Raad will, after his retirement from the Corporate Executive Board, remain employed by the Company to assist on finalizing the divestment activities until July 1, 2005.

Mr. Grize

In 2001 Mr. Grize joined the Corporate Executive Board. Mr. Grize’s 2004 base salary amounted to USD 912,211. Ahold agreed with Mr. Grize that, effective 2004, his bonus would be based 70% on EVA improvement of Ahold (10% Ahold consolidated and 60% Ahold U.S.A., Inc. (“Ahold U.S.A.”)) and 30% on a personal performance criterion. If these targets were met, the bonus would equal 125% of his base salary.

In addition Mr. Grize participates in the Company’s 2004 – 2006 Performance Share Grant program (see Note 8).

Mr. Grize stepped down from the Corporate Executive Board effective December 31, 2004. After his resignation Mr. Grize remains employed by the Company in the role of advisor on projects in the U.S. until the date of his retirement, April 30, 2006.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 8

Shares and other interests in Ahold

At year-end 2004 Corporate Executive Board members held the following shares and other interests in Ahold:

Common Shares
A.C. Moberg (appointed to Board September 4, 2003)	333,333
H. Ryöppönen (appointed to Board September 4, 2003)	211,690
P.N. Wakkie (appointed to Board November 26, 2003)	1,287
W.J. Grize (stepped down from the Board effective December 31, 2004)	9,731
M.P.M. de Raad (retired from the Board effective January 7, 2005)	16,149

Total	572,190

Remuneration of the Supervisory Board members

(EUR thousands)	Total 2004	Total 2003		Total 2002
R. Dahan (since 2004)	28	—		—
J. Hommen (since 2003)	47	42		—
Dr. C.P. Schneider (since 2001)	38	36		36
K.M.A. de Segundo (since 2004)	25	—		—
L.J.R. de Vink (since 1998)	47	45		45
K. Vuursteen (since 2002)	50	36		25
R. Fahlin (until June 2004)	20	45		46
M. Perry (until June 2004)	16	36		36
H. de Ruiter (until November 2003)	—	254	[1]	54
R.G. Tobin (until June 2004)	16	1,128	[2]	36

Total	287	1,622		278

[1]	Includes EUR 200 for services performed as interim President and CEO of Ahold.

[2]	Includes USD 1,300 (EUR 1,092) for services performed as interim CEO of U.S. Foodservice.

At year-end 2004, Supervisory Board members had the following shares and other interests in Ahold:

Common Shares
R. Dahan	140,000
K. Vuursteen	4,401

Total	144,401

Compensation of other key corporate officers

The aggregate amount of remuneration paid by the Company in 2004 for services in all capacities to the other key corporate officers who are not members of the Corporate Executive Board was EUR 8. Total remuneration includes fees, salary, bonuses, special pension fund contribution and additional benefits. In addition to this, the other key corporate officers received EUR 2 related to the stock retention program as discussed in Note 8.

8	Stock-based compensation plans

In 2004 Ahold had three types of stock-based compensation plans: (a) stock option plans, (b) a performance share grant plan and (c) a restricted stock plan. The main characteristics are described below. Ahold does not hold any of its own shares to cover the stock-based compensation plans, as it is Ahold’s current policy to issue new shares for these plans.

Ahold Annual Report 2004

Note 8

Stock option plans

At year end 2004, Ahold had three stock option plans (the Dutch, U.S. and International Stock Option Plans (collectively the “Plans”)). Ahold accounts for the intrinsic value of its stock option grants under the Plans. As all fixed options under the Plans were granted at an exercise price equal to the quoted market price at the grant date, no compensation cost has been charged to the consolidated statements of operations for the Plans in 2004, 2003, and 2002, respectively.

During the years presented, Ahold followed the recommended practice in the Netherlands of not granting options exercisable into a number of shares that exceeds a yearly approximate maximum of 1% of the issued and outstanding common shares, or 15.5 million as of January 2, 2005. From December 1997 until 2003, the number of stock options granted each year was dependent on the growth in basic net income (loss) available for common shareholders dividends per common share during the most recent year as compared to the immediately preceding year. In 2004, the grants made were at the discretion of the Corporate Executive Board and approved by the Supervisory Board.

Until 2005, under the Plans, participants were granted options with either a five-or ten-year term. Options were granted on the first business day of each year and the exercise price of each option equaled the closing market price of Ahold’s common shares on the previous business day.

For the years 2004 and 2003, at the grant date, the participants in the Dutch Plan could elect to receive half of their granted options with a ten-year term, exercisable after three years. In 2002, at the grant date, the participants in the Dutch Plan could elect to receive up to one-third of their granted options with a ten-year term, exercisable after five years. Five-year options granted under the Dutch Plan during 2004, 2003 and 2002 are exercisable after three years. Upon termination of employment, stock options granted under the Dutch Plan can be exercised within four weeks after termination and are forfeited thereafter.

The stock options granted under the U.S. Plan have characteristics similar to those granted under the Dutch Plan. In 2004 and 2003, the U.S. Plan required that half of the options granted have a ten-year term, exercisable after three years. The U.S. Plan for 2002, however, requires that one-third of the options have a ten-year term, exercisable after five years. Five-year options granted under the U.S. Plan during 2004, 2003 and 2002 are exercisable after three years. Under the U.S. Plan, options granted in 2004 and 2003 can, upon termination of employment, be exercised during four weeks after termination provided they have vested (three years after grant) and are forfeited thereafter, while options that have not vested will be forfeited immediately. Under the U.S. Plan for 2002 upon termination of employment, the five-year options as well as ten-year options that have vested (five years after grant), can be exercised within four weeks after termination and are forfeited thereafter.

Options granted in 2004, 2003 and 2002 under the International Plan, the smallest of the Plans, have a five-year term, exercisable after three years. Under the 2004 and 2003 International Plans, upon termination of employment, the options that have vested (three years after grant) can be exercised within four weeks after termination and are forfeited thereafter, while 2004 and 2003 options that have not vested will be forfeited immediately. Stock options granted under the 2002 International Plan, upon termination of employment can be exercised within four weeks and are forfeited thereafter.

There have been several changes to regulations which affect stock options, including changes in tax regulations, changes in corporate governance requirements and implementation of IFRS accounting standards. As a result of these changes, Ahold redesigned the Plans for 2005. No changes were made to the outstanding options. Effective 2005 Ahold has one global stock option plan with a uniform set of rules and conditions (the “2005 Plan”) for all participants, except the Corporate Executive Board. The term of the 2005 stock options is 8 years and these options are conditional upon continued employment during a 3-year vesting period. Also effective 2005, stock options are granted on the first Monday in April of a given year. In 2005, Ahold will reconsider the features of the stock option plan for the year 2006 and thereafter.

A separate plan applies to members of the Corporate Executive Board (see the Remuneration Policy).

The aggregate number of common shares authorized for the 2005 stock option grants under the 2005 Plan, is 11 million.

A summary of the status of the Plans during 2004, 2003 and 2002 is presented on the next page.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 8

2004
	Term	Description of Grant		Outstanding at beginning of Year	Granted during 2004	Exercised during 2004	Forfeited or Expired	Outstanding at the End of Year	Exercise Price	Average Share price on exercise date	Expiration Date
A.C. Moberg:
	5 yr	2003 Grant	*	500,000	—	—	—	500,000	5.20	—	05/04/2008
	5 yr	2004 Grant		—	50,625	—	—	50,625	5.83	—	12/28/2008
	10 yr	2003 Grant	*	500,000	—	—	—	500,000	5.20	—	05/04/2013
	10 yr	2004 Grant		—	50,625	—	—	50,625	5.83	—	12/28/2013
J.G. Andreae:
	5 yr	1999 Grant		78,049	—	—	78,049	—	30.26	—	01/03/2004
	5 yr	2000 Grant		75,000	—	—	75,000	—	29.39	—	01/02/2005
	5 yr	2001 Grant		50,000	—	—	—	50,000	34.36	—	12/31/2005
	5 yr	2002 Grant		75,000	—	—	—	75,000	32.68	—	12/30/2006
	5 yr	2003 Grant		37,500	—	—	—	37,500	11.65	—	12/29/2007
	5 yr	2004 Grant		—	75,000	—	—	75,000	5.83	—	12/28/2008
	10 yr	2001 Grant		25,000	—	—	—	25,000	34.36	—	12/31/2010
	10 yr	2003 Grant		37,500	—	—	—	37,500	11.65	—	12/29/2012
W.J. Grize:
	5 yr	1999 Grant		41,626	—	—	41,626	—	30.26	—	01/03/2004
	5 yr	2000 Grant		40,000	—	—	40,000	—	29.39	—	01/02/2005
	5 yr	2001 Grant		50,000	—	—	—	50,000	34.36	—	12/31/2005
	5 yr	2002 Grant		50,000	—	—	—	50,000	32.68	—	12/30/2006
	5 yr	2003 Grant		37,500	—	—	—	37,500	11.65	—	12/29/2007
	5 yr	2004 Grant		—	37,500	—	—	37,500	5.83	—	12/28/2008
	10 yr	1997 Grant		13,560	—	—	—	13,560	15.18	—	12/29/2006
	10 yr	1998 Grant		19,048	—	—	—	19,048	22.17	—	12/28/2007
	10 yr	1999 Grant		20,813	—	—	—	20,813	30.26	—	01/03/2009
	10 yr	2000 Grant		20,000	—	—	—	20,000	29.39	—	01/02/2010
	10 yr	2001 Grant		25,000	—	—	—	25,000	34.36	—	12/31/2010
	10 yr	2002 Grant		25,000	—	—	—	25,000	32.68	—	12/30/2011
	10 yr	2003 Grant		37,500	—	—	—	37,500	11.65	—	12/29/2012
	10 yr	2004 Grant		—	37,500	—	—	37,500	5.83	—	12/28/2013
M.P.M. de Raad:
	5 yr	2001 Grant		50,000	—	—	—	50,000	34.36	—	12/31/2005
	5 yr	2002 Grant		75,000	—	—	—	75,000	32.68	—	12/30/2006
	5 yr	2003 Grant		37,500	—	—	—	37,500	11.65	—	12/29/2007
	5 yr	2004 Grant		—	37,500	—	—	37,500	5.83	—	12/28/2008
	10 yr	2001 Grant		25,000	—	—	—	25,000	34.36	—	12/31/2010
	10 yr	2003 Grant		37,500	—	—	—	37,500	11.65	—	12/29/2012
	10 yr	2004 Grant		—	37,500	—	—	37,500	5.83	—	12/28/2013
H.R. Ryöppönen:
	5 yr	2004 Grant		—	75,000	—	—	75,000	5.83	—	12/28/2008

Subtotal Corporate Executive Board Members				1,983,096	401,250	—	234,675	2,149,671	—
Weighted average exercise price				—	—	—	—	—	12.60
Other Associates
5yr				20,588,959	4,410,669	9,000	8,103,735	16,886,893	21.62
10 yr				9,824,826	3,567,155	7,750	1,738,259	11,645,972	17.79

Subtotal other associates				30,413,785	7,977,824	16,750	9,841,994	28,532,865	20.06

Total Options				32,396,881	8,379,074	16,750	10,076,669	30,682,536	19.53

Weighted average exercise price				25.19	5.83	5.83	26.33		19.53

*	Special grant effective May 5, 2003

Ahold Annual Report 2004

Note 8

2003
	Term	Outstanding at beginning of Year	Granted	Exercised	Weighted Average Exercise Price	Weighted Average Share Price	Forfeited or Expired	Outstanding at End of Year
	5 yr	19,333,142	5,678,221	—			3,225,229	21,786,134
	10 yr	7,852,677	4,776,779	92,371	6.54	10.07	1,926,338	10,610,747

Total		27,185,819	10,455,000	92,371	6.54	10.07	5,151,567	32,396,881

Weighted average exercise price		30.89	11.03	6.54			26.88	25.19

2002
	Term	Outstanding at beginning of Year	Granted	Exercised	Weighted Average Exercise Price	Weighted Average Share Price	Forfeited or Expired	Outstanding at End of Year
	5 yr	16,564,560	6,600,655	181,019	23.25	29.67	3,651,054	19,333,142
	10 yr	6,177,339	2,318,848	211,506	9.81	24.05	432,004	7,852,677

Total		22,741,899	8,919,503	392,525	16.01	26.64	4,083,058	27,185,819

Weighted average
exercise price		29.00	32.68	16.01			25.71	30.89

The following table summarizes information about the outstanding stock options for all associates at January 2, 2005:

Range of Exercise Prices EUR	Number Outstanding at January 2, 2005	Weighted-Average Exercise Price	Weighted Average Remaining Contractual years	Number Exercisable at January 2, 2005	Weighted Average Exercise Price	Weighted-Average Remaining Contractual years
5.20-11.65	16,385,105	8.47	5.64	278,266	9.09	0.99
15.18-22.17	862,870	18.77	2.44	862,870	18.77	2.44
25.38-29.39	773,481	28.72	4.35	124,487	26.58	0.69
30.26-42.96	12,661,080	33.35	2.85	9,572,341	33.32	1.66

Total	30,682,536			10,837,964

2004 – 2006 Performance Share Grant

Effective January 2004, Ahold launched a share bonus program for certain associates, known within Ahold as the 2004-2006 Ahold Performance Share Grant Plan. This is a performance-related share plan based on the development of Ahold’s Total Shareholder Return (“TSR”) benchmarked against the TSR development of a selected group of ten companies (including Ahold) with the same core activities as Ahold (the reference group). TSR development is measured over the 2004-2006 period.

At the end of the three-year period, Ahold will be ranked within the reference group on the basis of its TSR results and the number of shares to be allocated will depend on Ahold’s ranking within the reference group. No shares will be granted should Ahold attain a position lower than sixth of the ten companies in the reference group. Pursuant to the plan, approximately 735 participants are to be allocated a total of approximately 5.7 million of Ahold’s common shares should Ahold achieve the third position in the ranking. The maximum number of common shares that can be granted is approximately 8.6 million, if Ahold attains the number one position.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 8

Number of shares if Ahold achieves position:

	10, 9, 8 or 7 in ranking	6 in ranking	5 in ranking	4 in ranking	3 in ranking	2 in ranking	1 (Maximum)
A.C. Moberg	0	50,000	100,000	150,000	200,000	250,000	300,000
H. Ryöppönen	0	37,500	75,000	112,500	150,000	187,500	225,000
P.N. Wakkie	0	37,500	75,000	112,500	150,000	187,500	225,000
W.J. Grize	0	31,250	62,500	93,750	125,000	156,250	187,500
M.P.M de Raad	0	50,000	100,000	150,000	200,000	250,000	300,000
J.G. Andreae	0	0	0	0	0	0	0

Restricted Stock Retention Agreements for Key Management

In 2003, Ahold granted restricted stock to certain key officers under individual Key Management Retention Agreements. The size of the grant was adjusted in 2004 due to the dilutive effect of the rights issue in December 2003. Vesting of 868,750 shares and 765,000 shares occurred in July 2004 and December 2004, respectively. The value of the restricted stock grants was measured on the grant date. The 2004 adjustment had no accounting consequence because it was made as a direct result of the equity restructuring with no change in the aggregate intrinsic value of the restricted stock granted. Total compensation expense has been recognized ratably over the vesting period of these grants. Ahold has recognized expenses of EUR 5.4 and EUR 3.8 for 2004 and 2003, respectively.

Pro forma net income (loss)

Had compensation cost for the stock-based compensation plans been determined consistent with the fair value method, using the Black-Scholes option pricing model for the stock option plans, the Monte Carlo simulation model for the 2004-2006 Performance Share Grant and the assumptions summarized below, the Company’s pro forma net loss and pro forma net loss per share for 2004, 2003 and 2002, would have been as follows:

	2004	2003	2002
Net Income (loss)	(436)	(1)	(1,208)
Add: stock based compensation cost included in reported net loss, net of related tax effect	3	3	2
Deduct: stock based compensation cost under fair value method net of related tax effect	(24)	(28)	(44)

Pro forma net income (loss)	(457)	(26)	(1,250)
Dividend cumulative preferred financing shares	(44)	(38)	(38)

Pro forma net income (loss) available for common shareholders	(501)	(64)	(1,288)
Net income (loss) available for common shareholders per common share-basic and diluted:
As reported	(0.31)	(0.04)	(1.24)
Stock based compensation cost net of related tax effect	(0.02)	(0.02)	(0.05)

Pro forma	(0.33)	(0.06)	(1.29)

	2004	2003	2002
Weighted Average Assumptions
Expected life of the option (years):
Five-year Options	4.0	4.0	4.0
Ten-year Options	6.0	7.5	7.5
Interest rate – average	3.5%	2.5%	4.0%
Volatility – average	45.0%	43.0%	31.0%
Assumed forfeitures	5.0%	6.8%	4.0%
Dividend yield	2.0%	2.0%	2.0%

The weighted average fair value of stock options granted during 2004, 2003 and 2002 was EUR 2.12, EUR 3.87 and EUR 8.94 per option, respectively.

Ahold Annual Report 2004

Note 9

9	Loss on related party default guarantee

In January 1998, Ahold purchased a 50% interest in DAIH from VRH, a subsidiary of the Velox Group, for USD 368 (EUR 408). Ahold provided a USD 100 loan to VRH (the “U.S.A. 100 Loan”) secured by a pledge of 500 shares in the capital of DAIH owned by VRH. Pursuant to the terms of a Note Sale Agreement (“Note Sale Agreement”), the loan was sold to institutional investors. Subsequently, VRH obtained additional loans from various financial institutions (the “Lenders”) totaling USD 348. The bank loans were also secured by a pledge of 1,616 shares in the capital of DAIH owned by VRH (“Secured Bank Loans”). On March 5, 2002, Ahold provided a USD 5 unsecured loan (the “USD 5 Loan”) to VRH.

The deteriorated political and economic situation in Argentina in 2002 led to the default of the Velox Group. On July 16, 2002, Ahold received a default notice, which triggered defaults under all of the Secured Bank Loans and the Note Sale Agreement. Subsequently, each of the Lenders exercised its right to require that Ahold purchase shares of DAIH pledged to secure VRH’s obligations under the relevant Secured Bank Loan. In accordance with Ahold’s agreements with the Lenders Ahold was obligated to purchase 1,501 shares in the capital of DAIH for USD 338 (EUR 341), which provided sufficient funds to the Lenders to pay off VRH’s obligations under the Secured Bank Loans.

Pursuant to the Note Sale Agreement, the institutional investors exercised their right to transfer their rights under the USD 100 Loan to Ahold. As a result, Ahold paid the institutional investors USD 110 (EUR 111) consisting of the outstanding principal of the USD 100 Loan and interest thereon, plus the required payment for breakage costs. The 500 shares in the capital of DAIH that were pledged as collateral for the USD 100 Loan were transferred to Ahold.

Ahold purchased the 500 shares in the capital of DAIH at a price of USD 40,000 per share, with the purchase price being set off against amounts owed by VRH to Ahold under the USD 100 Loan. Ahold purchased from VRH the 115 shares in the capital of DAIH remaining from the pledges of the Secured Bank Loans also for USD 40,000 per share with the purchase price being set off against remaining amounts owed by VRH to Ahold under the USD 100 Loan.

In connection with the foregoing transactions, Ahold paid the Lenders and the Institutional Investors a total amount of USD 448 (EUR 452). As a result of the foregoing transactions, Ahold assumed full ownership of DAIH.

Since the purchase price for the shares in the capital of DAIH referred to above exceeded the fair value of the shares acquired, and as a result of writing off the USD 5 Loan, Ahold recorded a EUR 372 loss in connection with this transaction in 2002. The loss was calculated as follows:

(amounts in USD, except as noted)	2002
Cash paid to Lenders and Institutional Investors	448
Write-off of loan to VRH	5

Total	453
Fair value of 2,116 DAIH shares at USD 40,000 per share	(85)
Loss on default	368

Loss on default in EUR	372

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 10

10	Income taxes

Income tax expense

Ahold’s effective tax rate differs from the statutory income tax rate of the Netherlands, which was 34.5% for 2004, 2003 and 2002 and has been reduced to 31.5% in 2005. In 2006 the rate will be further reduced to 30.5% and in 2007 to 30%. Consequently, the impact on the deferred taxes of the tax rate reduction from 34.5% (2004) to 30% (2007) is reflected in the 2004 results. The following table reconciles the statutory income tax rate of the Netherlands with the effective income tax rate as shown in the consolidated statements of operations:

	2004		2003		2002
	EUR	%	EUR	%	EUR	%
Income (loss) before income taxes	(503)		(220)		(769)
Statutory tax rate		34.5		34.5		34.5

Income tax expense (benefit) at statutory tax rate	(174)	34.5	(76)	34.5	(265)	34.5

Adjustments to derive effective income tax rate
Goodwill amortization and loss on divestments and loss on related party default guarantee	191	(37.9)	46	(20.9)	631	(82.2)

Group Support Office costs and financing	(69)	13.6	(89)	40.5	(115)	15.0
Valuation allowances	63	(12.5)	79	(35.9)	66	(8.6)
Increase (release) of tax provisions	25	(4.9)	(55)	25.0	56	(7.3)
Other	30	(5.9)	23	(10.5)	17	(2.2)

Total income taxes	66	(13.1)	(72)	32.7	390	(50.8)

Group Support Office cost and financing includes the result of Ahold’s intercompany finance activities, which it carries out from its Treasury Center in Geneva, Switzerland. These results are influenced by currency exchange differences, mostly between the EUR and the USD.

The following table specifies the current and deferred tax components of the recorded income tax expense:

	2004	2003	2002
Current income taxes
Domestic taxes	37	57	180
Foreign taxes
U.S.	(63)	(149)	(2)
Europe - Other	7	(10)	(6)
South America	6	34	(5)

Total current taxes	(13)	(68)	167

Deferred income taxes (exclusive of the effects of other components listed below)
Domestic taxes	51	(45)	45
Foreign taxes
U.S.	27	23	144
Europe - Other	(10)	(6)	(13)
South America	11	24	34

Total deferred taxes	79	(4)	210

Benefit of operating loss carry forwards	—	—	13

Total income taxes	66	(72)	390

Ahold Annual Report 2004

Note 10

Deferred income tax

Deferred income tax reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, taking into consideration the corporate income tax reduction of the Netherlands from 34.5% in 2004 to 30% in 2007. The significant components of deferred income tax assets and liabilities as of January 2, 2005 and December 28, 2003, were as follows:

	January 2, 2005	December 28, 2003
Deferred tax assets
Finance lease liabilities	219	148
Benefit plans	270	173
Restructuring provisions	24	9
Provisions not yet deductible	123	250
Operating loss carry forwards	595	506
Alternative minimum tax carry forwards	23	—
General business tax credit carry forwards	6	—
Other	(3)	7

Gross deferred tax assets	1,257	1,093

Valuation allowances on loss carry forwards	(240)	(329)
Valuation allowances on other deferred tax assets	(100)	(48)

Net deferred tax assets	917	716

Deferred tax liabilities
Tangible fixed assets	(308)	(418)
Inventory	(92)	(19)

Total deferred tax liabilities	(400)	(437)

Net deferred tax assets (liabilities)	517	279

	January 2, 2005	December 28, 2003
Non-current deferred tax assets	609	507
Non-current deferred tax liabilities	(92)	(228)

	517	279

Current deferred tax assets and liabilities are not significant for the periods presented.

As of January 2, 2005, Ahold had operating loss carry forwards of approximately EUR 4,241 expiring between 2005 and 2024. Such operating loss carry forwards and tax credits may not be used to offset income taxes in other jurisdictions. Ahold determines whether the tax benefit of certain net operating losses and certain general business tax credits are realizable. The Company establishes valuation allowances considering whether it is probable that the carry forwards of net operating losses and certain general business tax credits can be realized. The following table specifies the years in which Ahold’s operating loss carry forwards expire.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Notes 11, 12

Expiration of the operating loss carry forwards by year:

	2005	2006	2007	2008	2009	2010-2013	2014-2018	After 2018	Total
Operating loss	40	31	71	56	24	375	328	3,316	4,241

The Company recognizes a deferred tax liability related to the undistributed income of subsidiaries when the Company expects that it will recover such undistributed income in a taxable manner, such as through receipt of dividends or sale of the investments. The Company does not, however, provide for income taxes on the unremitted income of certain other subsidiaries located outside the Netherlands. In management’s opinion, such income has either been indefinitely reinvested in these operations, will be remitted in a tax-free liquidation, or will be remitted as dividends that will be exempt under the Dutch participation exemption. It is not possible to determine the amount of unrecognized deferred tax liabilities for temporary differences related to investments in these non-Dutch subsidiaries.

11	Net income (loss) available for common shareholders per common share

Net income (loss) available for common shareholders per common share – basic is calculated as net income (loss) available for common shareholders, divided by the weighted average number of common shares outstanding during each period. Basic and diluted net income (loss) available for common shareholders per common share are equal for 2004, 2003 and 2002 as all common stock equivalents are anti-dilutive in these years.

The computational components of basic net income (loss) available for common shareholders per common share are as follows:

	2004	2003	2002
Net income (loss)	(436)	(1)	(1,208)
Dividends on cumulative preferred financing shares	(44)	(38)	(38)

Net income (loss) available for common shareholders	(480)	(39)	(1,246)

Weighted average number of common shares outstanding (x 1,000) - basic and diluted	1,553,007	1,024,465	1,001,347

Net income (loss)	(0.28)	(0.00)	(1.20)
Dividends on cumulative preferred financing shares	(0.03)	(0.04)	(0.04)

Net income (loss) available for common shareholders per common share - basic and diluted	(0.31)	(0.04)	(1.24)

12	Goodwill

Goodwill, net of accumulated amortization and impairments amounted to EUR 1,968 (2003 EUR 2,431). Of this amount, EUR 206 (2003 EUR 387) related to Ahold’s retail segment and EUR 1,762 (2003 EUR 2,044) related to Ahold’s foodservice segment, which are discussed separately below.

Ahold Annual Report 2004

Note 12

The following table summarizes the changes in goodwill for Ahold’s retail trade segment:

	Stop & Shop/ Giant-Landover Arena	Giant-Carlisle/ Tops Arena	BI-LO/Bruno’s Arena	Albert Heijn Arena	Other Europe	Rest of World	Total Retail
As of December 30, 2001	50	37	106	9	1,260	128	1,590
Acquisitions	16	5	46	14	25	268	374
Divestments	—	—	—	—	(1)	—	(1)
Amortization	(11)	(2)	(7)	(3)	(65)	(10)	(98)
Impairment	—	—	(128)	—	(882)	(271)	(1,281)
Exchange rate differences	(7)	(5)	(17)	—	—	(70)	(99)

As of December 29, 2002	48	35	—	20	337	45	485
Acquisitions	—	—	—	—	7	—	7
Divestments	—	—	—	—	(4)	—	(4)
Amortization	(9)	(2)	—	(5)	(19)	(3)	(38)
Transfer	(13)	—	—	—	3	—	(10)
Impairment	—	—	—	—	(3)	(42)	(45)
Exchange rate differences	(5)	(6)	—	—	—	3	(8)

As of December 28, 2003	21	27	—	15	321	3	387
Acquisitions				9	152		161
Divestments	—	—	—	—	(301)	(1)	(302)
Amortization	(8)	(2)	—	(7)	(18)	—	(35)
Impairment	—	—	—	—	—	(2)	(2)
Exchange rate differences	(1)	(2)	—	—	—	—	(3)

As of January 2, 2005	12	23	—	17	154	—	206

The Company recorded the following divestments of goodwill:

•	The divestment in Other Europe segment of EUR 301 is related to the divestment of the operations of Ahold Supermercados, Spain.

•	The divestment in the Rest of World segment of EUR 1 is related to the divestment of Disco, Argentina.

In 2004, the Company acquired an additional 10% interest in the joint venture ICA, which resulted in goodwill of EUR 147. Goodwill impairment testing for the retail trade segment resulted in EUR 2 impairment in the Company’s retail trade segment Rest of World related to G. Barbosa.

In 2003, Ahold’s goodwill impairment tests resulted in the recognition of EUR 45 in impairments in the Company’s retail trade segments. The Company recorded the following impairments in 2003:

•	G. Barbosa (Brazil) – part of the Rest of World segment, recorded an impairment of EUR 42.

•	Ahold Supermercados Spain – part of the Other Europe segment, recorded an impairment of EUR 3 related to Supermercados Canarias. This amount was transferred from tangible fixed assets and written off.

In 2002, as a result of the general slow-down or negative economic growth in most regions in which Ahold operated and the increasing competition in certain markets, Ahold’s goodwill impairment tests resulted in the recognition of EUR 1,281 in impairments in the Company’s retail trade segment. The Company recorded the following impairments in 2002:

•

Bruno’s Supermarkets – acquired in December 2001, and part of the BI-LO/Bruno’s segment, recorded an impairment of EUR 128. Bruno’s Supermarkets operates in the South East of the U.S. During 2002, the economic environment changed after one competitor introduced significant price cuts. Others followed, creating one of the most competitive markets in this region. Competitive pricing strategies coupled with a declining economic trend during the second half of 2002 resulted in deteriorating sales and profit margins. The effect of these events indicated that Bruno’s Supermarkets’ future operating

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 12

performance would be severely affected. Accordingly, the Company revised its forecasts significantly in the fourth quarter of 2002. This resulted in an impairment for the full amount of goodwill that was recorded when the Company purchased Bruno’s Supermarkets.

•	Ahold Supermercados Spain – part of the Other Europe segment, recorded an impairment of EUR 882. This impairment was the result of lower than expected operating performance after the acquisition of Superdiplo. There was a slow-down in the Spanish economy. The cost savings Ahold expected to achieve from integrating business in Spain turned out lower.

•	DAIH – part of the Rest of World segment, recorded an impairment of EUR 215, after Ahold acquired its partner’s interest in July and August 2002. This impairment was recognized for Ahold’s investment in its subsidiaries Disco (which operates in Argentina) and Santa Isabel (which operates primarily in Chile, Paraguay and Peru). The economic crisis in Argentina and to a lesser extent Chile, led to a downgrade of forecasted future cash flows of each reporting unit’s operations.

•	Bompreço and G. Barbosa (both operating in Brazil) – part of the Rest of World segment, recorded an impairment of EUR 54. This impairment was the result of lower than expected operating performance. In 2002 the Brazilian Real was devalued and the Brazilian economy slowed down.

The following table summarizes the changes in goodwill for Ahold’s foodservice segment:

	U.S. Foodservice	Deli XL	Total
As of December 30, 2001	2,999	2	3,001
Acquisitions	78	—	78
Purchase accounting adjustments	120	—	120
Divestments	—	(2)	(2)
Amortization	(154)	—	(154)
Exchange rate differences	(475)	—	(475)

As of December 29, 2002	2,568	—	2,568

Acquisitions	2	—	2
Purchase accounting adjustments	3	—	3
Amortization	(128)	—	(128)
Exchange rate differences	(401)	—	(401)

As of December 28, 2003	2,044	—	2,044

Acquisitions	—	—	—
Purchase accounting adjustments	(4)	—	(4)
Amortization	(118)	—	(118)
Exchange rate differences	(160)	—	(160)

As of January 2, 2005	1,762	—	1,762

In 2004 and 2003, no impairment was recognized for Ahold’s foodservice segment.

Ahold Annual Report 2004

Note 13

13	Other intangible assets

	Brand/ name	Customer Relationships	Software	Lease-related intangibles	Other	Total
Balance as of December 30, 2001	105	318	270	236	43	972

Investments	—	—	140	—	20	160
Divestments	—	—	(7)	(4)	(3)	(14)
Acquired in business acquisitions	7	16	(31)	12	12	16
Amortization	(9)	(44)	(94)	(19)	(14)	(180)
Impairment	(2)	—	(3)	—	(1)	(6)
Exchange rate differences	(10)	(46)	(36)	(35)	(7)	(134)

Balance as of December 29, 2002	91	244	239	190	50	814

Investments	—	—	110	34	30	174
Divestments	(1)	—	(4)	(1)	(2)	(8)
Business acquisitions (divestments)	(23)	—	(2)	47	(6)	16
Amortization	(8)	(37)	(104)	(18)	(16)	(183)
Impairment	(24)	—	(2)	(1)	—	(27)
Exchange rate differences	(5)	(36)	(32)	(36)	(6)	(115)

Balance as of December 28, 2003	30	171	205	215	50	671

Investments	—	13	54	25	12	104
Divestments	—	—	(6)	(1)	(1)	(8)
Business acquisitions (divestments)	—	—	(13)	—	(5)	(18)
Amortization	(2)	(38)	(103)	(18)	(6)	(167)
Impairment	(1)	—	(19)	(1)	(2)	(23)
Exchange rate differences	(2)	(12)	(7)	(20)	(3)	(44)

Balance as of January 2, 2005	25	134	111	200	45	515

At cost	32	242	429	290	61	1,054
Accumulated amortization	(7)	(108)	(318)	(90)	(16)	(539)

Book value	25	134	111	200	45	515

Estimated amortization expense for the coming five years is:

2005	188
2006	77
2007	77
2008	72
2009	31

The weighted average amortization period by class and in total is:

Brandnames	20 years
Customer relationships	7 years
Software	3 years
Lease-related intangibles	16 years
Other	10 years
Total	5 years

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 14

In 2004 impairment testing for other intangibles resulted in an impairment of EUR 23 of which EUR 20 is related to impairment of software of various entities.

In 2003, the Company evaluated the recoverability of certain intangible assets in the light of a general slow-down in the economic environment and increased competition in certain geographic locations. An impairment was recognized when the carrying value of the affected assets exceeded the recoverable amount. Ahold calculated the impairment using discounted future net cash flows expected to result from the use of the intangible asset and its eventual disposition. Consequently, an impairment of EUR 27 was recognized during 2003, of which EUR 24 related to an impairment of the trade name licenses of PYA Monarch.

14	Tangible fixed assets

	Buildings and land				Machinery, equipment and improvements	Other	Under construction	Total
	Stores	Other	Investment Property	Not in use
Balance as of December 30, 2001	5,042	1,474	—	19	2,065	2,679	648	11,927

Investments	802	110	—	21	538	765	85	2,321
Business acquisitions	235	96	—	28	(27)	170	13	515
Divestments	(264)	(91)	—	(7)	(77)	(67)	(38)	(544)
Depreciation	(233)	(72)	—	—	(297)	(684)	—	(1,286)
Impairment	(49)	—	—	(5)	(31)	(44)	(8)	(137)
Exchange rate differences	(808)	(207)	—	(4)	(255)	(376)	(103)	(1,753)

Balance as of December 29, 2002	4,725	1,310	—	52	1,916	2,443	597	11,043

Transfer to Investment Property	(475)	(43)	519	(1)	—	—	—	—
Investments	586	52	83	25	483	268	26	1,523
Business acquisitions (divestments)	(157)	(37)	—	(19)	(45)	(66)	(3)	(327)
Divestments	(271)	(20)	(34)	(13)	(63)	(29)	(20)	(450)
Depreciation	(196)	(43)	(13)	—	(282)	(592)	—	(1,126)
Impairment	(34)	(4)	(2)	(3)	(34)	(34)	(2)	(113)
Exchange rate differences	(538)	(124)	(64)	(4)	(225)	(240)	(72)	(1,267)

Balance as of December 28, 2003	3,640	1,091	489	37	1,750	1,750	526	9,283

Investments	660	155	133	17	465	426	(132)	1,724
Business acquisitions (divestments)	(330)	(41)	—	(30)	(198)	(229)	(63)	(891)
Divestments	(121)	(22)	(22)	(3)	(13)	(20)	(37)	(238)
Depreciation	(167)	(72)	(20)	(1)	(289)	(498)	(1)	(1,048)
Impairment	(29)	(6)	(22)	(4)	(30)	(52)	(3)	(146)
Exchange rate differences	(240)	(58)	(21)	—	(101)	(75)	(14)	(509)

Balance as of January 2, 2005	3,413	1,047	537	16	1,584	1,302	276	8,175

At cost	4,425	1,443	693	34	2,929	4,108	281	13,913
Accumulated depreciation	(1,012)	(396)	(156)	(18)	(1,345)	(2,806)	(5)	(5,738)

Book value	3,413	1,047	537	16	1,584	1,302	276	8,175

Ahold Annual Report 2004

Note 15

In 2004, Ahold recognized an impairment of EUR 146 relating to tangible fixed assets. The carrying value of the affected assets exceeded the present value of their estimated future cash flows. In the U.S., Ahold recorded an impairment amounting to EUR 56, mainly relating to Stop & Shop/Giant-Landover (EUR 29) and Tops (EUR 26), resulting from increased competition, integration activities in the Stop & Shop/Giant-Landover Arena and store closings. In Europe, an impairment of EUR 83 was recorded, of which EUR 29 related to the Central Europe Arena, particularly to the Hypermarkets in Poland. Schuitema and the Albert Heijn Arena recorded impairments of EUR 40 and EUR 14, respectively, mainly resulting from increased competitive pressure. In South America the impairment amounted to EUR 7, related to G. Barbosa.

Other tangible fixed assets mainly consist of fixtures and equipment at retail locations. Assets under construction mainly consist of stores and are stated at cost. The investments in tangible fixed assets include capitalized interest of EUR 7, EUR 9 and EUR 13 for 2004, 2003 and 2002, respectively.

The fair value of investment property at year-end 2004 amounted to approximately EUR 700. Fair value represents the price at which the property could be sold to a knowledgeable, willing party and has been determined using discounted cash flow projections. Rental income from investment property included in the consolidated statements of operations amounted to EUR 52 in 2004.

15	Investments in joint ventures and equity investees

As of January 2, 2005 and December 28, 2003, the Company held a number of investments, which it accounted for using the equity method. The Company’s interest in the outstanding common stock of the more significant investments as of January 2, 2005 and December 28, 2003, was as follows:

	Country	January 2, 2005	December 28, 2003
JMR - Gestãode Empresas de Ratalho, SGPS. S.A. (“JMR”)	Portugal	49.0%	49.0%
ICAAB (“ICA”)	Sweden	60.0%	50.0%
Paiz Ahold N.V. (“Paiz Ahold”)	Guatemala/Honduras/El Salvador	50.0%	50.0%

The changes of Ahold’s investments in joint ventures and equity investees were as stated below. The principal investments as of January 2, 2005 were JMR, ICA and Paiz Ahold.

	2004	2003	2002
Beginning of the year	850	851	681
Business acquisition	(2)	—	12
Investments and increase in existing shareholdings	268	17	157
Transfer to “loans to associates”	—	—	(395)
Sale and settlement of shareholdings	(13)	(17)	(19)
Other changes	1	2	—
Exchange rate differences	(10)	(70)	(23)
Share in income (loss) of joint ventures and equity investees	146	161	(38)
Dividend	(429)	(94)	(63)
Consolidated	—	—	539

End of the year	811	850	851

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Notes 15

JMR

In 1992, the Company became partner with Jerónimo Martins, SGPS, S.A. in JMR in Portugal. JMR owns both Pingo Doce, a major supermarket chain in Portugal, and the Feira Nova hypermarkets chain. Ahold holds 49% of the shares and voting rights in JMR.

ICA

Ahold owns a 60% interest in ICA, a Scandinavian food retailer. Ahold purchased a 50% partnership interest in ICA in April 2000 for approximately EUR 1,800 in cash. In 2004 Ahold acquired a 20% interest in ICA for a consideration of EUR 811 and subsequently sold a 10% interest in ICA to its joint venture partner IFAB for EUR 318 (see Note 3). ICA AB has paid an extraordinary dividend of EUR 364 in 2004.

Paiz Ahold

Ahold owns a 50% interest in Paiz Ahold. In January 2002, Paiz Ahold formed a joint venture with CSU International, a supermarket company and hypermarket operator in Costa Rica, Nicaragua and Honduras. Paiz Ahold transferred 100% of its interests in its operating companies to CARHCO N.V. (“CARHCO”), in return for a 66.7% interest in CARHCO. CSU International transferred 100% of its operating businesses to CARHCO, receiving a 33.3% interest in CARHCO. For more information on the Paiz Ahold put arrangement, see Note 30. CARHCO operates food stores in Guatemala, Costa Rica, Honduras, El Salvador and Nicaragua as of the end of 2004. The joint venture focuses on growth within these markets, as well as on the development of retail activities in other regional markets.

DAIH

Ahold held between 50% and 66.7% of the shares in DAIH, which is a holding company through which investments in Disco and Santa Isabel are held, from January 1998 through July 2002 and accounted for DAIH under the equity method until July 2002, because the DAIH shareholders’ agreement conveyed joint control to Ahold and its co-investor, as long as Ahold’s voting interest was less than 66.7%. In July 2002, Ahold obtained voting control through the acquisition of additional shares, such that its ownership percentage exceeded 66.7%. In August 2002, Ahold purchased all remaining shares in DAIH, as described in Note 9.

Condensed balance sheet and statement of operations data for JMR, ICA and Paiz Ahold, in the aggregate, as of and for the years ended January 2, 2005, December 28, 2003 and December 29, 2002, are presented below. The results of DAIH are only included until consolidation in the third quarter of 2002. The balance sheet data have been translated to Euros at the relevant year-end exchange rate, and consolidated statements of operations data have been translated to Euros at the relevant average exchange rate.

Condensed balance sheet data	January 2, 2005	December 28, 2003	December 29, 2002
Non-current assets	3,086	3,163	3,500
Current assets	2,073	2,001	1,896
Current liabilities	2,952	2,839	2,898
Non-current liabilities	712	501	633

Condensed statements of operations data	2004	2003	2002
Net sales	11,110	11,104	11,493
Gross profit	2,072	2,532	2,645
Operating income	349	440	366
Income before tax	300	379	154
Income (loss) after tax	248	334	100

Ahold Annual Report 2004

Notes 16, 17

16	Other financial assets

	January 2, 2005	December 28, 2003
Loans receivable	156	260
Long-term prepaid rent	16	23
Deferred financing costs	32	47
Other financial assets	63	119
Pension assets	7	206

	274	655

The changes in loans receivable are as follows:

	Loans to associated companies	Other loans	2004	2003
Beginning of the year	143	117	260	311
Issued	7	64	71	83
Impairment	(47)	(8)	(55)	—
Business acquisitions	(21)	(20)	(41)	1
Divestments	—	—	—	(2)
Repayment	(48)	(28)	(76)	(124)
Exchange rate differences	1	(4)	(3)	(9)

End of the year	35	121	156	260

The associated companies refer to joint ventures and equity investees. Included in the loans receivable are EUR 27 that mature within one year and EUR 22 with a maturity greater than five years. Other loans include EUR 35 as of January 2, 2005 (December 28, 2003: EUR 37) of loans due from the officers, managers and associates of the Company that were granted to assist them with investments in the Albert Heijn Vaste Klanten Fonds (“Dutch Customer Fund” or “AHVKF”), an independent investment fund. These floating-rate loans, bearing interest based on the European Central Bank interest rate, are due in 2006 (EUR 6) and in 2008 (EUR 29) or upon an individual's termination of employment, if earlier, and are collateralized by each individual’s corresponding investment in the Dutch Customer Fund. The interest rate for these floating-rate loans as of January 2, 2005 and December 28, 2003 was 2.25% and 2.25%, respectively.

17	Inventory

	January 2, 2005	December 28, 2003
Finished products and merchandise inventories	2,604	3,175
Raw materials, packaging materials, technical supplies and other	35	40

	2,639	3,215
Allowances for obsolete inventories and shrinkage	(76)	(115)

	2,563	3,100

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 18

The changes in the allowances for obsolete inventories and shrinkage are as follows:

	2004	2003	2002
Beginning of the year	(115)	(134)	(116)

Additions	(198)	(283)	(117)
Business acquisitions	—	—	(3)
Divestment	17	1	—
Used	217	290	93
Exchange rate differences	3	11	9

End of the year	(76)	(115)	(134)

18	Accounts receivable

	January 2, 2005	December 28, 2003
Trade receivables	1,516	2,027
Receivables from associates	7	21
Income tax receivables	95	222
Other receivables	848	500

	2,466	2,770
Allowances for doubtful receivables	(132)	(138)

	2,334	2,632

Included in other receivables is EUR 233 in escrow related to Disco (see Note 3). All accounts receivable mature within one year. The changes in the allowances for doubtful receivables are as follows:

	2004	2003	2002
Beginning of the year	(138)	(137)	(131)

Additions	(134)	(103)	(69)
Acquired in business acquisitions	—	—	(36)
Divestments	14	2	—
Used	102	61	73
Change in estimates	19	34	10
Exchange rate differences	5	5	16

End of the year	(132)	(138)	(137)

Accounts receivable securitization programs

U.S. Foodservice and Alliant Receivables Corporation (“Alliant”) participate in separate receivables sale and related agreements (“Receivables Agreements”). Under the Receivable Agreements these subsidiaries sell, on a revolving basis, their trade receivables to two companies, which are wholly-owned, special purpose, bankruptcy remote subsidiaries of Ahold (“Receivables Companies”). Simultaneously, the Receivables Companies transfer, assign and convey all of their present and future rights, titles and interests in the eligible receivables to two special purpose entities (the “Master Trusts”). Ahold has been recognizing the special purpose entities since the second quarter of 2003 (in the case of the U.S. Foodservice agreement) and the third quarter of 2004 (in the case of the Alliant agreement). See Note 2 for a description of the change in accounting principle in 2004.

In return for the receivables transferred, the Receivables Companies receive cash and certificates representing fractional, undivided interests in the accounts receivable held in the Master Trusts. Some of those certificates are sold to third-party

Ahold Annual Report 2004

Note 19

investors in exchange for cash. The Receivables Companies hold other certificates which are subordinate to the interest of the third-party investors. The interests purchased by third-party investors include both variable investment certificates, which may be increased up to a maximum purchase commitment of USD 600 (EUR 443), and term investment certificates of USD 300 (EUR 221), aggregating to a maximum purchase limit of USD 900 (EUR 664). The purchasers of the variable certificates are generally either commercial paper conduits or banks or other financial institutions. Commercial paper conduits may choose to increase the amount invested in a certificate. Banks or other financial institutions commit, subject to certain conditions, to fund increases in respect of the certificates for a committed period of time.

At year end 2004 and 2003, the Receivables Companies sold USD 702 (EUR 518) and USD 732 (EUR 589), respectively, of its interests under the Receivables Agreements to third party certificate holders. The costs associated with the sale of accounts receivable interests in the Master Trusts are based on existing markets for A-1/P-1 asset-backed commercial paper rates in respect of sales of commercial paper conduits, which ranged between 1.07% and USD LIBOR during 2004, plus fees and expenses. In respect of purchasers other than the commercial paper conduits the costs associated with the sale of accounts receivable interests in the Master Trusts are based on USD LIBOR plus fees and expenses. Commercial paper conduit purchasers of variable certificates have no commitment to maintain the funding of their purchases of interests in the Master Trusts. In the event these purchasers refuse or are unable to fund the purchase of the Master Trusts interest with commercial paper, the costs associated with the sale of such interests to the alternative committed purchasers will be based upon the sum of USD LIBOR and an additional amount based on Ahold’s then-current credit rating.

Ahold received proceeds from the collection under the Receivables Agreements of USD 16,996 (EUR 13,682), USD 16,400 (EUR 14,465) and USD 16,200 (EUR 17,084) in 2004, 2003 and 2002, respectively. Losses in the form of discounts on the sales price received on each receivable sold, primarily representing interest, totaled USD 17 (EUR 14), USD 24 (EUR 21) and USD 22 (EUR 23) in 2004, 2003 and 2002, respectively. These losses are included in the consolidated statements of operations under the caption “Interest expense”.

19	Cash and cash equivalents

	January 2, 2005	December 28, 2003
Cash on hand	307	392
Cash in bank	360	606
Cash investments and time deposits	2,603	2,342

	3,270	3,340

Of the year-end closing balance of cash and cash equivalents EUR 92 (2003: EUR 80) was restricted cash, consisting of EUR 74 (2003: EUR 80) related to cash held for insurance purposes for U.S. workers' compensation program and EUR 18 related to cash collateralized held for letters of credit.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 20

20	Changes in shareholders’ equity

Changes in shareholders’ equity are summarized as follows:

	Share capital	Additional paid in capital	Legal and statutory reserves	Other reserves	Accumulated deficit	Net income (loss)	Total
Balance as of December 30, 2001	295	11,218	212	(202)	(6,777)	750	5,496

Net income (loss)	—	—	—	—	750	(1,958)	(1,208)
Dividend preferred financing shares	—	—	—	—	(38)	—	(38)
Optional stock dividend	3	(3)	—	—	(433)	—	(433)
Exercise of stock options	—	5	—	—	—	—	5
Goodwill	—	—	—	—	32	—	32
Exchange rate differences in foreign interests	—	—	—	(1,129)	—	—	(1,129)
Minimum pension liability	—	—	—	(120)	—	—	(120)
Appropriation to legal reserve	—	—	79	—	(75)	—	4

Balance as of December 29, 2002	298	11,220	291	(1,451)	(6,541)	(1,208)	2,609

Cumulative effect of change in accounting policy (Note 2)	—	—	—	—	(100)	—	(100)
Net income (loss)	—	—	—	—	(1,208)	1,207	(1)
Dividend preferred financing shares	—	—	—	—	(38)	—	(38)
Issue of common shares	155	2,711	—	—	—	—	2,866
Issue of cumulative preferred financing shares	27	48	—	—	—	—	75
Exercise of stock options	—	1	—	—	—	—	1
Goodwill	—	—	—	—	49	—	49
Transfer cumulative translation difference of the divestments to the statements of operations	—	—	—	96	—	—	96
Exchange rate differences in foreign interests	—	—	—	(666)	—	—	(666)
Minimum pension liability	—	—	—	(40)	—	—	(40)
Appropriation to legal reserve	—	—	246	—	(246)	—	—

Balance as of December 28, 2003	480	13,980	537	(2,061)	(8,084)	(1)	4,851

Net income (loss)	—	—	—	—	(1)	(435)	(436)
Dividend preferred financing shares	—	—	—	—	(44)	—	(44)
Issue of common shares	1	10	—	—	—	—	11
Issue of cumulative preferred financing shares	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—
Goodwill	—	—	—	—	255	—	255
Transfer cumulative translation difference of the divestments to the statements of operations	—	—	—	503	—	—	503
Exchange rate differences in foreign interests	—	—	—	(320)	—	—	(320)
Minimum pension liability	—	—	—	(221)	—	—	(221)
Appropriation to legal reserve	—	—	(199)	—	200	—	1

Balance as of January 2, 2005	481	13,990	338	(2,099)	(7,674)	(436)	4,600

Ahold Annual Report 2004

Note 20

Exchange rate differences related to foreign investments and additional charges regarding the minimum pension liability are non-distributable and are recorded as “other reserves” in shareholders’ equity.

Capital accounts defined as the total of shareholders’ equity, minority interest and subordinated long-term loans (excluding current portion), amounted to EUR 4,659 and EUR 5,013 as of January 2, 2005 and December 28, 2003, respectively.

Shares and share capital

Authorized share capital is comprised of the following classes of shares as of January 2, 2005

Cumulative preferred shares (1,250,000 of EUR 500 par value each)	625
Cumulative preferred financing shares (500,000,000 of EUR 0.25 par value each)	125
Common shares (2,000,000,000 of EUR 0.25 par value each)	500

1,250

Changes in issued and paid-in capital during the years were as follows:

	Shares (x 1,000)	Issued and paid-in share capital (x 1,000 EUR)
	Common shares	Cumulative preferred financing shares	Common shares	Cumulative preferred financing shares	Total issued and paid-in
Balance as of December 30, 2001	920,979	259,317	230,245	64,829	295,074

Shares issued as optional dividends	9,733	—	2,433	—	2,433
Exercise of stock options	392	—	98	—	98
Converted subordinated notes	3	—	1	—	1

Balance as of December 29, 2002	931,107	259,317	232,777	64,829	297,606

Share issue	621,401	109,900	155,350	27,475	182,825
Exercise of stock options	92	—	23	—	23
Converted subordinated notes	3	—	1	—	1

Balance as of December 28, 2003	1,552,603	369,217	388,151	92,304	480,455

Share issue	1,634	—	409	—	409
Exercise of stock options	17	—	4	—	4
Converted subordinated notes	9	—	2	—	2

Balance as of January 2, 2005	1,554,263	369,217	388,566	92,304	480,870

Cumulative preferred shares

The Company’s Articles of Association provide for the possible issuance of cumulative preferred shares. No cumulative preferred shares, which are a different class of shares than the cumulative preferred financing shares referred to below, were outstanding as of January 2, 2005 and during 2004, 2003 and 2002. The Company believes that its ability to issue this class of shares could prevent, or at least delay, an attempt by a significant shareholder from making an unfriendly takeover bid or from successfully removing a majority of the members of the Company’s Supervisory Board and Corporate Executive Board. Under Dutch law a person or legal entity may acquire a controlling stake in a company without being obliged to tender for all outstanding shares. As a result, a major Ahold shareholder could acquire control without paying full value for the Company. The ability to issue cumulative preferred shares could prevent such an acquisition or at least delay such an attempt. This class of shares may also act to protect the interests of other Ahold stakeholders, such as associates, in the event their interests are seriously affected by a shareholder seeking control of Ahold.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 20

In March 1989, the Company entered into an agreement with Stichting Ahold Continuïteit (“SAC”) as amended and restated in April 1994, March 1997, December 2001 and December 2003 (the “Option Agreement”). Pursuant to the Option Agreement, SAC was granted an option, without payment, to acquire from the Company, from time to time until December 2016, cumulative preferred shares up to a total par value that is equal to the total par value of all issued and outstanding shares of Ahold’s capital stock, excluding cumulative preferred shares, at the time of exercising the option. The Option Agreement provides for an increase of the total par value of cumulative preferred shares under option, taking into account the new, increased authorized share capital. The holders of the cumulative preferred shares are entitled to 2,000 votes per share and a cumulative dividend expressed as a percentage of the amount called-up and paid-in to purchase the cumulative preferred shares. The percentage to be applied is the sum of (1) the average basic refinancing transaction interest rate as set by the European Central Bank plus 2.1%, and (2) the average rate of interest that would be charged by the largest credit institution in the Netherlands on the balance sheet total at the end of the most recent year. The minimum percentage to be applied is 5.75%. Subject to limited exceptions, any potential transfer of cumulative preferred shares requires the approval of the Corporate Executive Board. Cumulative preferred shares can only be issued in registered form. No share certificates are issued for cumulative preferred shares. The Company may stipulate that only 25% of the par value will be paid upon subscription for cumulative preferred shares until payment in full is later required by the Company. SAC would then only be entitled to a market-based interest return on its investment.

SAC is a foundation organized under the laws of the Netherlands. Its statutory purpose is to enhance Ahold’s continuity, independence and identity in case of a hostile take-over attempt. In the case of liquidation, the SAC board of directors will decide on the use of any remaining residual assets. The SAC board of directors has five members. The members are appointed by the board of SAC itself.

Cumulative preferred financing shares

The holders of depositary receipts representing Ahold’s outstanding cumulative preferred financing shares (“preferred financing shares”) – in the aggregate approximately 369 million shares–agreed, as an integral part of the restructuring of the cumulative preferred financing shares, to reduce the total number of votes that can be exercised by these shares from approximately 369 million to approximately 100 million. In other words, their share of the total vote (as expressed as the sum of the outstanding cumulative preferred financing shares plus the common shares) went down from approximately 19% to approximately 6%. The number of votes that the preferred financing shares currently have was determined on the basis of their nominal value plus the additional paid-in capital of the preferred financing shares and Ahold’s common share price on January 30, 2004 at EUR 6.53. The reduction of voting rights of the preferred financing shares became effective on March 3, 2004 after the Extraordinary General Meeting of Shareholders approved the addition of the right of the preferred financing shares to convert into common shares described below. To enable the Company to restructure its share capital into one class of stock in the long-term, Ahold and the holders of Ahold preferred financing shares agreed to make the preferred financing shares convertible into common shares. The conversion conditions have been set so as to avoid any transfer of additional value from the common shares to the preferred financing shares. The maximum number of common shares to be received upon conversion of the outstanding preferred financing shares has been capped at 120 million. The preferred financing shares will be convertible as of March 2006. Dividends are paid on each cumulative preferred financing share at a percentage (the “Financing Dividend Percentage”) based on the average effective yield on Dutch state loans with a remaining life of nine to ten years, and such rate has been fixed for a period of ten years at a rate of 7.37% per year for the shares issued in June 1996, 5.18% per year for the shares issued in August 1998, 6.47% per year for the shares issued in October 2000 and 7.33% per year for the shares issued in December 2003.

Common shares

Ahold common shares are listed on the Euronext Amsterdam. Ahold has secondary listings on the London, Zurich and several German stock exchanges. Additionally, Ahold’s common shares are listed on the New York Stock Exchange in the U.S. in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”).

The depositary for the ADSs is The Bank of New York. Each ADS evidences the right to receive one common share. In December 2003, as part of a rights offering, Ahold increased its authorized number of common shares from 1.2 billion to 2.0 billion shares and issued 620,951,317 shares at a price of EUR 4.83 per share.

In 2004 130,000 shares were issued to Board members as part of their remuneration (2003: 450,000), which is discussed in Note 7.

Ahold Annual Report 2004

Note 21

21	Pensions and other retirement benefits

The amounts recognized in the balance sheet as provisions for pensions and other retirement benefits can be summarized as follows:

	January 2, 2005	December 28, 2003
Defined benefit plans	728	661
Defined contribution plans	4	4

Total pensions and other retirement benefits	732	665

Defined benefit plans

Ahold follows the guidance of SFAS No. 87 and SFAS No. 106, US GAAP standards, for Dutch GAAP purposes.

SFAS No. 87 pensions

Ahold has a number of defined benefit pension plans covering a substantial number of associates within the U.S. and the Netherlands. All plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country.

SFAS No. 106 other benefit plans

Ahold provides life insurance and health care benefits for certain retired associates meeting age and service requirements at its U.S. subsidiaries. The Company funds these plans as claims are incurred. Health and welfare plans are stated in other benefit plans in the tables below.

The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligations were 9.0%, 9.0%, and 10.0% in 2004, 2003 and 2002, respectively, declining to 5.25%.

The sensitivity for these plans is as follows:

•	A 1.0%-point increase in assumed health care cost trend rates would have increased the aggregate of service and interest cost components of net periodic retirement health care benefit cost by 10.3% in 2004, 10.1% in 2003 and 11.2% in 2002. The effect of this change on the accumulated postretirement benefit obligations as of the end of 2004, 2003 and 2002 would have been an increase of 9.4%, 11.0% and 10.2% respectively.

•	A 1.0%-point decrease in assumed health care cost trend rates would have decreased the aggregate of service and interest cost components of net periodic retirement health care benefit cost by 8.9% for 2004, 8.2% for 2003 and 9.0% for 2002. The effect of this change on the accumulated postretirement benefit obligation for health care benefits as of the end of 2004, 2003 and 2002 would have been a decrease of 8.8%, 9.2% and, 8.3%, respectively.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 21

The following table provides a summary of the funded status of all defined-benefit plans throughout Ahold as well as the amounts not yet recognized in the statement of operations and the amounts recognized in the balance sheet:

	2004	2003
Projected benefit obligation at year-end	(3,411)	(3,007)
Fair value of plan assets at year-end	2,406	2,104

Funded status	(1,005)	(903)
Unrecognized actuarial loss	842	717
Unrecognized prior service cost	(15)	(21)

Net amount recognized	(178)	(207)

Prepaid benefit cost under other financial fixed assets	7	206
Accrued benefit liability under provisions for pensions	(728)	(661)
Intangible assets	10	13
Deferred tax assets	178	93
Accumulated other comprehensive income	355	142

Net amount recognized	(178)	(207)

In the following tables, the change in benefit obligations and plan assets is provided, as well as the funded status and the amounts recognized in the balance sheet. The components of net periodic benefit cost are also included. Because of the significance of defined-benefit plans in the U.S. and Europe, the U.S. plans (in the aggregate) are shown separately from the European plans (in the aggregate). The Company’s pension plans have different measurement dates, which are September 30 for the U.S. pension plans and December 31 for European plans.

Ahold Annual Report 2004

Note 21

U.S. benefit plans

	U.S. pensions		U.S. other benefits
	2004	2003	2004	2003
Benefit obligation
Beginning of the year	1,040	1,056	84	85
Service cost	58	46	1	2
Interest cost	62	65	4	5
Amendments and curtailments	(6)	(9)	3	(8)
Actuarial loss	13	122	(22)	17
Acquisition	—	3	—	1
Foreign currency exchange rate changes	(93)	(185)	(6)	(15)
Benefits paid	(51)	(58)	(4)	(3)

End of the year	1,023	1,040	60	84

Plan Assets
Fair value of assets, beginning of the year	545	550	—	—
Actual return on plan assets	46	90	—	—
Company contribution	75	60	4	3
Foreign currency exchange rate changes	(51)	(97)	—	—
Benefits paid	(51)	(58)	(4)	(3)

Fair value of assets, end of the year	564	545	—	—

Funded status of plan	(459)	(495)	(60)	(84)
Unrecognized actuarial loss	261	305	2	25
Unrecognized prior service cost	4	5	5	1

Net amount recognized	(194)	(185)	53	(58)

Classification of the net balances is as follows
Accrued benefit liability	(379)	(410)	(53)	(58)
Intangible asset	10	13	—	—
Deferred tax asset	70	85	—	—
Accumulated other comprehensive income	105	127	—	—

Net amount recognized	(194)	(185)	(53)	(58)

The net periodic benefit cost:

	U.S. pensions			U.S. other benefits
	2004	2003	2002	2004	2003	2002
Service cost of benefits earned	58	46	43	1	2	2
Interest cost on benefit obligation	62	65	72	4	5	5
Expected return on assets	(45)	(43)	(62)	—	—	—
Amortization of prior service cost	2	2	2	—	—	—
Recognized actuarial (gain) loss	24	22	3	—	1	—

Net periodic benefit cost	101	92	58	5	8	7

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 21

The assumptions required to calculate the actuarial present value of benefit obligations and net periodic benefit costs are determined per plan. The key assumptions as of year-end are as follows:

	Pensions			Other benefit plans
(in %)	2004	2003	2002	2004	2003	2002
Discount rate for obligations	6.00	6.00	6.75	6.00	6.00	6.75
Expected return on plan assets	8.24	8.70	9.00	N/A	N/A	N/A
Average salary increases	4.00	4.00	4.00	4.00	4.00	4.00

European benefit plans

	European pensions
	2004	2003
Benefit obligation
Beginning of the year	1,883	1,713

Service cost	95	61
Plan participant contributions	19	18
Interest cost	103	94
Amendments and curtailments	(16)	(5)
Actuarial loss	317	70
Benefits paid	(73)	(68)

End of the year	2,328	1,883

Plan Assets
Fair value of assets, beginning of the year	1,559	1,332
Actual return on plan assets	205	139
Company contribution	132	138
Plan participant contribution	19	18
Benefits paid	(73)	(68)

Fair value of assets, end of the year	1,842	1,559

Funded status of plan	(486)	(324)
Unrecognized actuarial loss	579	387
Unrecognized prior service cost	(24)	(27)
Unrecognized net transition obligation	—	—

Net amount recognized	69	36

Classification of the net balances is as follows
Prepaid benefit cost	7	206
Accrued benefit liability	(296)	(193)
Deferred tax asset	108	8
Accumulated other comprehensive income	250	15

Net amount recognized	69	36

Ahold Annual Report 2004

Note 21

The net periodic benefit cost:

	European pensions
	2004	2003	2002
Service cost of benefits earned	95	61	66
Interest cost on benefit obligation	103	94	86
Expected return on assets	(99)	(87)	(91)
Amortization of transition asset	—	(4)	(4)
Amortization of prior service cost	(3)	(3)	(1)
Recognized actuarial (gain) loss	17	18	—

Net periodic benefit cost	113	79	56

The assumptions required to calculate the actuarial present value of benefit obligations and net periodic benefit costs are determined per plan. The key assumptions as of year-end are as follows:

	Pensions
(in %)	2004	2003	2002
Discount rate for obligations	4.50	5.25	5.25
Expected return on plan assets	5.91	6.50	6.50
Average salary increases	2.50	2.50	2.50

Plan assets

The pension plan asset allocation can differ per plan. In the U.S., allocation on a weighted average basis at January 2, 2005 and December 28, 2003 was as follows:

Asset Category

(in %)	2004	2003
Equity securities	55	52
Debt securities	32	36
Real estate	—	—
Other	13	12

Total	100	100

Ahold’s pension plan assets are managed by outside investment managers and rebalanced periodically. The committees for the various U.S. plans establish investment policies and strategies and regularly monitor the performance of the assets, including the selection of investment managers, setting long-term strategic targets and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, subject to variation from time to time, or as circumstances warrant. Occasionally, the committees may approve allocations above or below a target range.

Ahold’s investment strategy with respect to pension plan assets is to invest in accordance with the Employee Retirement Income Security Act of 1974 (“ERISA”) and fiduciary standards. The long-term primary objective for the plan assets are to protect the assets from erosion of purchasing power, and to provide for a reasonable amount of long-term growth of capital, without undue exposure to risk. Currently, the strategic targets are between 50-70% for equity securities, 30-45% for debt securities and 0-5% for other investments.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 21

The pension plan asset allocation on a weighted average basis in Europe at January 2, 2005 and December 28, 2003, was as follows:

Asset Category

(in %)	2004	2003
Equity securities	39	41
Debt securities	51	42
Real estate	8	7
Other	2	10

Total	100	100

The investment strategies are based on the composition of the obligations of the pension funds. With the aid of Asset Liability Management-models (“ALM”) analyses have been made of scenarios that could occur in the future. Based on these analyses, investment portfolios are determined on a plan by plan basis to produce a maximum return given a risk that is acceptable to all parties involved. Less favorable years can be part of these scenarios. Currently the strategic targets are between 25%-60% for equity securities, 30%-75% for debt securities, 2.5%-12.5% for real-estate investments and 0%-5% for other investments.

Expected return on plan assets

The expected return on plan assets is based on the current and projected investment portfolio mix of each plan. The investments are related to their corresponding long-term yield rate, which depends on components like the risk-free rate of return in real terms, expected inflation and expected risk and liquidity premiums. Also actual long-term historical return information is taken into account. The expected long-term rate of return is determined as a weighted-average rate of return based on the asset allocation. Due to differences in plan asset allocation over the plans, the expected rate of return may differ from plan to plan.

Cash flows

During 2004, the Company made cash contributions to fund the defined benefit plans of EUR 211 in the aggregate compared to EUR 201 in 2003. For 2005, the Company expects contributions to be EUR 203 in the aggregate. In the U.S. contributions are expected to decrease from EUR 79 in 2004 to EUR 78 in 2005. In Europe, the contributions are expected to decrease from EUR 132 to EUR 125.

Benefit payments

Benefit payments to plan participants in the U.S. are expected to be EUR 49 for 2005, EUR 50 for 2006, EUR 52 for 2007, EUR 55 for 2008, EUR 57 for 2009 and EUR 334 for the five years thereafter in the aggregate. Benefit payments to plan participants in Europe are expected to be EUR 74 for 2005, EUR 77 for 2006, EUR 79 for 2007, EUR 81 for 2008, EUR 85 for 2009 and EUR 467 for the five years thereafter in the aggregate.

Accumulated benefit obligation in relation to a minimum liability

For plans in the U.S., either a minimum liability was recorded due to an unfunded accumulated benefit obligation (“ABO”) or the recorded liability already equaled or exceeded the ABO. For the plans in Europe, with the exception of one plan, either a minimum liability was recorded or the recorded liability already exceeded the ABO. The pension plan at Stichting Pensioenfonds Schuitema had plan assets in the amount of EUR 138 and an ABO of EUR 137. Mainly due to the decrease of interest rates, resulting in a decrease of the discount rate for the Stichting Ahold Pensioenfonds plan from 5.25% to 4.50% in 2004, a minimum liability had to be recorded, which is charged through equity and included in the 2004 change in accumulated other comprehensive income. The ABO for this plan exceeded the plan assets by EUR 106.

Defined contribution plans

In the U.S., there are defined contribution plans principally in the form of savings, incentive compensation and bonus plans. Additionally, certain union associates in the U.S. are covered by multi-employer plans, which are also accounted for as defined contribution plans. The Company contributed EUR 75, EUR 73 and EUR 90 to defined contribution union plans during 2004, 2003 and 2002, respectively.

Ahold Annual Report 2004

Note 22

22	Restructuring provisions

The table below specifies the changes in restructuring provisions for 2004, 2003 and 2002:

	Severance costs	Closing costs	Rent liabilities	Total
December 30, 2001	74	71	118	263

Acquisition related restructuring	8	—	2	10
Restructuring charged to income statement	28	4	10	42
Used in year	(36)	(36)	(38)	(110)
Change in estimate/accounting principles	(34)	(5)	(8)	(47)
Exchange rate difference	(4)	(5)	(13)	(22)

December 29, 2002	36	29	71	136

Reclassification and Divestments	—	(10)	—	(10)
Restructuring charged to income statement	24	—	2	26
Used in year	(23)	(13)	(8)	(44)
Change in estimate	6	(3)	(14)	(11)
Exchange rate difference	(2)	(3)	(10)	(15)

December 28, 2003	41	—	41	82

Reclassification and Divestments	(2)	—	(3)	(5)
Restructuring charged to income statement	12	—	3	15
Used in year	(27)	—	(7)	(34)
Change in estimate and other movements	(8)	—	(3)	(11)
Exchange rate difference	(1)	—	(3)	(4)

January 2, 2005	15	—	28	43

From the year-end balance of the restructuring provisions EUR 12 is utilized within one year.

2004 changes to restructuring provisions

In 2004, restructuring provisions decreased by EUR 2 as a result of the divestiture of Ahold’s Spanish operations. In 2004, Ahold recognized restructuring provisions of EUR 15, mainly for associate termination benefits resulting from restructuring of operations at Deli XL and U.S. Foodservice for EUR 3 and EUR 6 respectively. The restructuring charges were based on formal plans approved by Ahold’s management using the best information available at the time. The amounts that are ultimately incurred may change as the plans are executed.

During 2004, EUR 34 of the restructuring provisions were utilized, of which EUR 9 related to Schuitema, EUR 11 related to U.S. Foodservice and EUR 10 related to Albert Heijn and EUR 4 related to various other operating companies.

Ahold recorded changes in estimates and other movements during 2004 of EUR 11. The changes of estimates related to releases of EUR 9 in 2004, of which EUR 5 was related to U.S. Foodservice, EUR 2 related to Albert Heijn, EUR 1 related to Deli XL and EUR 1 related to various other operating companies. Other movements amounted to EUR 2, caused by a reclassification from restructuring provisions to pension provisions.

After the effect of exchange rate differences, a total restructuring provision of EUR 43 remained as of January 2, 2005, of which EUR 28 related to U.S. Foodservice, EUR 8 related to Albert Heijn and EUR 5 related to Deli XL and EUR 2 related to various other operating companies.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 22

2003 changes to the restructuring provisions

In 2003, restructuring provisions decreased by EUR 10 as a result of a reclassification as impairment of fixed assets at U.S. Foodservice of EUR 9 and the divestiture of Jamin in 2003 of EUR 1.

In 2003, Ahold decided to reorganize its operations in the Netherlands in order to increase efficiency and respond to increased price competition in the Dutch market. Therefore, in 2003, Ahold recognized EUR 26 of restructuring provisions, of which EUR 17 related to Albert Heijn, EUR 5 related to Deli XL and EUR 2 related to Ahold Real Estate. The EUR 24 provision recognized as a result of these restructuring efforts mainly related to severance charges in connection with the termination of 573 associates, of whom 21 were terminated by the end of 2003. The restructuring charges were based on formal plans approved by Ahold’s management using the best information available at the time.

During 2003, EUR 44 of the restructuring provision was utilized, EUR 35 of that amount related to U.S. Foodservice, EUR 6 related to Albert Heijn and EUR 3 related to various other operating companies.

Ahold recorded changes in estimates during 2003 of EUR 11, mainly related to releases in restructuring provisions of EUR 14, of which EUR 5 related to U.S. Foodservice, EUR 4 related to Albert Heijn and EUR 4 related to Schuitema.

After the effect of exchange rate differences, a total restructuring provision of EUR 82 remained as of December 28, 2003, of which EUR 45 related to U.S. Foodservice, EUR 19 related to Albert Heijn, EUR 9 related to Schuitema, EUR 5 related to Deli XL and EUR 4 related to various other operating companies.

2002 changes to the restructuring provisions

In 2002 the Company recognized EUR 42 of restructuring provisions, EUR 23 of which related to a restructuring at U.S. Foodservice, EUR 9 related to Albert Heijn and EUR 10 mainly related to South America. Ahold decided to reorganize its operations in South America, mainly due to the weak economic circumstances. As a result of this reorganization, Ahold recognized a liability of approximately EUR 10, mainly for severance charges relating to the termination of 2,034 associates, of whom 1,788 were terminated by year-end 2002. The restructuring charges were based on formal plans approved by Ahold’s management using the best information available at the time. The U.S. Foodservice restructuring provision included a charge of EUR 11 relating to the termination of associates, rent liabilities of EUR 9 and closing costs of EUR 3.

During 2002, EUR 110 of the restructuring provisions was utilized, EUR 52 of which related to the U.S. Foodservice, EUR 32 related to Alliant and EUR 6 related to Albert Heijn.

Ahold released approximately EUR 47 of restructuring provisions during 2002, EUR 15 related to Alliant, EUR 13 related to U.S. Foodservice and EUR 19 related to various other entities.

After the effect of exchange rate differences, a total restructuring provision of EUR 136 remained as of December 29, 2002, of which EUR 79 related to Alliant, EUR 45 related to U.S. Foodservice and EUR 12 related to various other entities.

In 2002 Ahold recorded restructuring provisions related to acquisitions of EUR 10, related to various small acquisitions.

Ahold Annual Report 2004

Note 23

23	Other provisions

The table below specifies the changes in other provisions for 2004, 2003 and 2002:

	Provision for supplemental and severance payments	Self insurance program	Miscellaneous	Total
Balance as of December 30, 2001	15	450	256	721
Acquisitions	1	—	73	74
Interest	—	24	4	28
Provisions charged to income statement	11	366	105	482
Released to income/change in estimate	(3)	(4)	(16)	(23)
Used	(9)	(391)	(101)	(501)
Exchange rate differences	(1)	(65)	(35)	(101)

Balance as of December 29, 2002	14	380	286	680

Acquisitions	—	—	(1)	(1)
Interest	—	21	3	24
Provisions charged to income statement	21	388	131	540
Released to income/change in estimate	(15)	—	(29)	(44)
Used	(6)	(313)	(58)	(377)
Exchange rate differences	(1)	(67)	(26)	(94)

Balance as of December 28, 2003	13	409	306	728

Acquisitions	—	—	(1)	(1)
Interest	—	14	6	20
Provisions charged to income statement	34	393	118	545
Released to income/change in estimate	3	(2)	(68)	(67)
Used	(26)	(333)	(26)	(385)
Divestment of businesses	—	—	(67)	(67)
Reclassification	—	—	(41)	(41)
Exchange rate differences	(1)	(41)	(12)	(54)

Balance as of January 2, 2005	23	440	215	678

From the year-end balance of the other provisions, EUR 104 is utilized within one year and EUR 420 is utilized after 5 years.

Self-insurance program

Ahold is self-insured for certain potential losses, mainly relating to general liability, commercial vehicle liability and workers’ compensation relating to its U.S. subsidiaries. Maximum self-insurance retention, including defense costs per occurrence, is USD 2 (EUR 2) for general liability, USD 5 (EUR 4) for commercial auto liability, and USD 5 (EUR 4) for workers compensation. The self-insurance program liability is actuarially determined, and includes estimated costs to settle both known claims and incurred but not reported (“IBNR”) claims, in addition to expenses incurred in the claim settlement process that can be directly associated with specific claims (known claims and IBNR). Expenses incurred in the claim settlement process that cannot be directly associated with specific claims are expensed when incurred. The self-insurance provision was discounted using a discount rate of 3.25% at January 2, 2005 and 5.0% at December 28, 2003.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 24

Miscellaneous

Included in this provision is an amount of EUR 67 in 2004 (2003: EUR 136) for unfavorable lease contracts. Also included in this provision is an amount of EUR 69 in 2004 (2003: EUR 68) related to a customer loyalty program in the Netherlands, which reflects the estimated cost of benefits that customers are entitled to when they participate in the loyalty program. There is a provision of EUR 45 in 2004 (2003: EUR 49) regarding various claims with respect to a dispute regarding the appropriate conversion into Argentine pesos of an amount previously payable to a third party in U.S. dollar pursuant to Argentine law.

24	Loans

	January 2, 2005	December 28, 2003
Subordinated loans	91	1,011
Bonds and notes	5,788	5,993
Other loans	422	532
Mortgages	37	41

	6,338	7,577
Current portion	(1,304)	(975)

Long-term portion of loans	5,034	6,602

As of January 2, 2005, maturities of long-term debt during each of the next five years and thereafter were as follows:

2005	1,304
2006	280
2007	483
2008	1,608
2009	377
Thereafter	2,286

6,338

Breakdown by currency and type of interest in EUR (including current portion of long-term debt):

	Fixed interest	Floating interest	January 2, 2005	December 28, 2003
USD	3,367	262	3,629	3,855
EUR	1,853	757	2,610	3,542
Other	—	99	99	180

Total	5,220	1,118	6,338	7,577

Subordinated loans

		Repayment commitments
	Within 1 year	Between 1 and 5 years	After 5 years	January 2, 2005	December 28, 2003
EUR 920, 4.0% convertible subordinated notes, maturing on May 19, 2005	—	—		—	920
EUR 91, 5.875% bond, maturing on December 19, 2005	91	—		91	91

Total subordinated loans	91	—		91	1,011

Ahold Annual Report 2004

Note 24

In May 2000, Ahold issued 4.0% convertible subordinated notes due May 19, 2005, with a principal amount of EUR 920. Holders of these notes had the right to convert the notes into common shares of Ahold at any time prior to May 19, 2005. On December 17, 2003 the conversion rate was adjusted from EUR 31.56 to EUR 26.32 per common share as a result of anti-dilution provisions included in the indenture under which the notes were issued. These anti-dilution provisions were triggered by the 2-for-3 rights offering of 620,951,317 new common shares issued on November 26, 2003. The conversion feature was not deemed beneficial at issuance. Ahold had the right to redeem the convertible notes, in whole but not in part, at the principal amount thereof, together with accrued interest at any time. On April 15, 2004, the Company announced its intention to redeem on or about June 2, 2004, the EUR 920, 4% convertible subordinated notes prior to maturity. On June 2, 2004, Ahold redeemed the notes at 100% of their principal amount plus accrued interest.

Bonds and notes

	Repayment commitments
Bonds (fixed rates unless otherwise noted)	Within 1 year	Between 1 and 5 years	After 5 years	January 2, 2005	December 28, 2003
EUR-denominated bonds and notes
EUR 1,500 notes 6.375%	1,043	—	—	1,043	1,138
EUR 1,500 bond 5.875%	—	1,500	—	1,500	1,500
EUR 600 notes 5.875%	—	—	394	394	430
EUR 227 bond 6.25%	—	218	—	218	238
EUR 200 bond 6.375%	—	200	—	200	200
EUR 136 bond 5.875%	—	136	—	136	136

USD-denominated bonds and notes
USD 700 notes 8.25%	—	—	516	516	563
USD 500 notes 6.25%		369	—	369	402
USD 500 notes 6.875%		—	369	369	402
USD 94 Indebtedness 7.82%		9	60	69	—
USD 71 Indebtedness 8.62%		—	52	52	—

Other denominated bonds and notes
GBP 500 bond 6.50%	—	—	524	524	572
JPY 33,000 bond LIBOR plus 1.5%	—	—	299	299	299
CZK 3,000 note PRIBOR plus 0.28%	99	—	—	99	92
Other bonds	—	—	—	—	21

	1,142	2,432	2,214	5,788	5,993

EUR-denominated bonds and notes

•	EUR 1,500 notes 6.375%, issued by Ahold Finance U.S.A., Inc., which merged into Ahold International Finance LLC on April 24, 2002, and changed its name to Ahold Finance U.S.A., LLC ("Ahold Finance U.S.A.") on the same day. The notes are guaranteed by Ahold. Mature June 8, 2005. These notes have been swapped to a USD liability of USD 1,415 at an interest rate of 8.547%.

•	EUR 1,500 bond 5.875%, issued by Ahold. Matures May 9, 2008. Of this bond, EUR 600 has been swapped to a floating interest rate.

•	EUR 600 notes 5.875%, issued by Ahold Finance U.S.A. The notes are guaranteed by Ahold. Mature March 14, 2012. The notes have been swapped to a USD liability of USD 534 at an interest rate of 6.835%.

•	EUR 227 bond 6.25%, issued by Ahold U.S.A. Holdings Inc., which changed its name to Croesus, Inc. on December 7, 1998. This 10-year Eurobond is guaranteed by Ahold. Matures November 28, 2006. This bond has been swapped to a USD liability of USD 296 at an interest rate of 7.152%.

•	EUR 200 bond 6.375%, issued by Ahold. Matures November 30, 2007.

•	EUR 136 bond 5.875%, issued by Albert Heijn. This 10-year Eurobond is guaranteed by Ahold. Matures December 19, 2007.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 24

USD-denominated bonds and notes

•	USD 700 notes 8.25%, issued by Ahold Finance U.S.A. The notes are guaranteed by Ahold. Mature July 15, 2010.

•	USD 500 notes 6.25%, issued by Ahold Finance U.S.A. The notes are guaranteed by Ahold. Mature May 1, 2009.

•	USD 500 notes 6.875%, issued by Ahold Finance U.S.A. The notes are guaranteed by Ahold. Mature May 1, 2029.

USD denominated indebtedness

•	USD 94 indebtedness 7.82%, repurchased by Ahold Lease U.S.A., Inc., guaranteed by Ahold, relating to the buy back of certain properties from the previously sold leveraged lease transaction from 2001. Matures January 2020.

•	USD 71 indebtedness 8.62%, repurchased by Ahold Lease U.S.A., Inc., guaranteed by Ahold, relating to the buy back of certain properties from the previously sold leveraged lease transaction from 2001. Matures January 2025.

Other denominated bonds and notes

•	GBP 500 bond 6.5%, issued by Ahold Finance U.S.A. The bond is guaranteed by Ahold. Mature March 14, 2017. This bond has been swapped to a USD liability of USD 711, of which USD 355.5 has an interest rate of 7.493% and USD 355.5 has been swapped to a floating interest rate. The USD leg of the floating rate swap is being linearly amortized on a semiannual basis with installments of USD 13.6 commencing as of September 14, 2004 until maturity date. These installment payments are accounted for as a receivable under other financial assets (see Note 16).

•	JPY 33,000 bond JPY LIBOR +1.5%, issued by Ahold in a private placement. Matures May 15, 2031. This bond has been swapped to a EUR liability of EUR 299 at an interest rate of 7.065%.

•	CZK 3,000 note PRIBOR + 0.28% issued by Ahold. Matures September 14, 2005.

Other loans

	Repayment commitments
	Within 1 year	Between 1 and 5 years	After 5 years	January 2, 2005	December 28, 2003
EUR-denominated loans and notes
EUR 125 loan 2.7375%	50	75	—	125	125
EUR 95 note 5.625%	—	95	—	95	95
EUR 66 note EURIBOR plus 0.8%	—	66	—	66	66
EUR 50 note EURIBOR plus 0.4%	—	50	—	50	50
EUR 45 loan 7.70%	—	—	—	—	9
USD-denominated loans
Other loans	17	16	53	86	187

	67	302	53	422	532

EUR-denominated loans and notes

•	EUR 125 loan 2.7375%, issued by Schuitema. Matures February 2007. Principal repayments on this loan are due in five equal installments of EUR 25 as of February 2005 on a semiannual basis until maturity date.

•	EUR 95 note 5.625%, issued by Ahold. Matures December 17, 2008.

•	EUR 66 floating rate EURIBOR + 0.8% note, issued by Ahold. Matures October 26, 2007.

•	EUR 50 floating rate EURIBOR + 0.4% loan issued by Ahold. Matures June 14, 2007.

•	EUR 45 loan 7.70%, incurred by Ahold Vastgoed B.V., principal repayments on this loan are due in five equal installments of EUR 9 from June 2000 through June 2004.

The 3- and 6-month EURIBOR rate as of December 31, 2004 was 2.16% and 2.22% respectively. The 6 month USD LIBOR rate as of December 31, 2004 was 2.78%. The 6-month PRIBOR rate as of December 31, 2004 was 2.66%.

Ahold Annual Report 2004

Note 24

Mortgages

As of January 2, 2005, the aggregate amount of mortgages and other loans that were collateralized related to buildings and land amounted to EUR 37 (2003: EUR 41).

Credit facilities

On February 15, 2005, Ahold terminated the three-year revolving December 2003 Credit Facility (the “December 2003 Credit Facility”) with an original maturity date of December 17, 2006 and entered subsequently into a letter of credit facility. At the time of termination there were no outstanding loans other than the letters of credit which were collateralized through a cash deposit of USD 573 in the name of Stop & Shop. The Company is in discussions with financial institutions to establish a new credit facility later in 2005 at more favorable terms and conditions. The December 2003 Credit Facility provided for credit in an aggregate amount of up to EUR 300 and USD 1,450 and was comprised of the following three facilities:

•	Euro Facility: a EUR 300 three-year revolving credit facility made available to Albert Heijn B.V. with a final maturity date of December 17, 2006 (the “AH RCF Tranche”);

•	Dollar Facility: a USD 650 three-year revolving credit facility made available to Stop & Shop with a final maturity date of December 17, 2006 (the “S&S RCF Tranche”). The S&S RCF Tranche includes a USD 200 swingline facility for borrowings on a same day basis (the “Swingline Facility”); and

•	Letter of Credit Facility: a USD 800 three-year letter of credit facility made available to Stop & Shop with a final maturity date of December 17, 2006.

The December 2003 Credit Facility was secured by (1) a stock pledge over the outstanding shares in each of Stop & Shop, S&S Brands, Inc., and Giant Brands, Inc.; (2) certain intercompany receivables owed to Stop & Shop (subject to certain agreed exemptions set out in the December 2003 Credit Facility); and (c) certain intellectual property rights connected with the names “Stop & Shop” and “Giant” (collectively, the “Security”). Pursuant to the termination of the December 2003 Credit Facility, all Security and rights granted to the finance parties thereunder, in addition to all security interests granted to the finance parties under all related finance documents, were released and terminated.

Interest rate and fees

Under the December 2003 Credit Facility, Ahold was able to borrow under the AH RCF Tranche and the S&S RCF Tranche (other than under the Swingline Facility) at an interest rate of LIBOR (for borrowings under the S&S RCF Tranche) or EURIBOR (for borrowings under the AH RCF Tranche) plus a margin of 2.25%. The margin was subject to a ratings ratchet that would have increased the margin to 3.50% if the Company’s credit ratings were downgraded (to corporate credit rating B+ by S&P or senior implied credit rating B1 by Moody’s Investor Services (“Moody’s”), or lower) or if no rating was assigned. The margin would have decreased to 1.00% if Ahold’s credit rating became investment grade (to corporate credit rating BBB- by Standard & Poor’s Rating Services (“S&P”) or senior implied credit rating Baa3 by Moody’s, or higher). As of January 2, 2005, Ahold was required to pay fees of 2.25% per annum on the outstanding amount of each letter of credit. The fee on the letters of credit was linked to the same ratings ratchet discussed above. Ahold had to pay a commitment fee per annum (calculated on a daily basis) of 40% of the applicable margin quarterly in arrears in respect of all commitments which were unused and uncancelled under the December 2003 Credit Facility. Ahold would have had to pay a utilization fee quarterly in arrears on amounts used under the AH RCF Tranche and the S&S RCF Tranche computed at the rate of (i) 0.25% per annum for each day the amount utilized under the AH RCF Tranche and the S&S RCF Tranche equaled or exceeded one-third of the U.S. dollar committed amount, as of December 17, 2003, but was less than two-thirds of that amount; and (ii) 0.50% per annum for each day the amount utilized under the AH RCF Tranche and the S&S RCF Tranche equaled or exceeded two-thirds of the U.S. dollar committed amount, as of December 17, 2003.

Covenants

The December 2003 Credit Facility contained customary covenants that placed restrictions on the incurrence of debt by Albert Heijn and Stop & Shop and their subsidiaries, the payment of dividends (other than in relation to preferred shares) by any borrower or guarantor, the redemption of share capital by any borrower or guarantor, and the sale of assets, mergers, liens, sale-leaseback transactions, capital expenditure, acquisitions and investments. Furthermore, the December 2003 Credit Facility required Ahold to maintain minimum ratios of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to net interest expense and net debt to EBITDA.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 25

Events of default

The December 2003 Credit Facility contained customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults and cross-defaults. If an event of default occurred, the Lenders were entitled to accelerate the amounts owed under the December 2003 Credit Facility, to cancel all commitments and to take all other actions permitted to be taken by a secured creditor.

Ranking

The December 2003 Credit Facility ranked at least pari passu with all existing unsecured third-party debt. Where security interests were granted to the lenders of the December 2003 Credit Facility (the “Lenders”), the interests of the Lenders would have taken priority over all unsecured third-party debt. The relevant intra-group Lenders had subordinated certain intercompany loans to the December 2003 Credit Facility. Lenders' rights under the December 2003 Credit Facility were therefore senior to those intercompany loans.

In the event of enforcement, the interests of the Lenders would have ranked in priority to all unsecured third-party debt of the borrowers, to the extent of the security interests granted in favor of the Lenders. Furthermore, the Lenders' rights under the December 2003 Credit Facility were contractually senior to intercompany loans provided to the borrowers, as these were contractually subordinated to the December 2003 Credit Facility by the relevant intra-group Lenders.

The March 2003 Credit Facility

On December 17, 2003, Ahold repaid all outstanding borrowings and cancelled the March 2003 Credit Facility. This facility was simultaneously replaced by the December 2003 Credit Facility, with all issued letters of credit being transferred to the December 2003 Credit Facility.

25	Finance lease liabilities

Finance lease liabilities are principally for land and buildings. Terms range from 10 to 25 years and contain renewal options. Components of assets held under finance leases were as follows:

	January 2, 2005	December 28, 2003
Land and buildings	2,778	2,546
Machinery and equipment	64	69

	2,842	2,615
Accumulated depreciation	(898)	(763)

	1,944	1,852

At the time of entering into finance lease agreements, the liabilities were recorded at their present value using the interest rate applicable for long-term borrowings. At January 2, 2005, existing finance lease liabilities were recorded at present value at an average interest rate of 9.6% (year-end 2003: 9.8%).

	January 2, 2005	December 28, 2003
Liabilities	2,328	2,265
Current portion	(131)	(99)

Long-term portion of finance lease liabilities	2,197	2,166

Liabilities payable after 5 years	1,826	1,819

Ahold Annual Report 2004

Notes 26, 27

Interest expense on finance lease liabilities was EUR 222, EUR 218 and EUR 232 for 2004, 2003 and 2002, respectively. The aggregate amounts of minimum rental liabilities to third parties, under non-cancelable finance lease contracts for the next 5 years and thereafter are as follows:

2005	322
2006	283
2007	273
2008	266
2009	253
Thereafter	3,082

Total future minimum lease payments	4,479
Estimated executory costs	(1)
Interest portion	(2,150)

Present value of net minimum finance lease payments	2,328
Current portion	(131)

Long-term portion of finance lease liabilities	2,197

Total future minimum lease payments above have not been reduced by minimum sublease rentals of EUR 3 (2003: EUR 4), as of January 2, 2005 due in the future under related non-cancelable subleases.

26	Other non-current liabilities

At January 2, 2005, other non-current liabilities primarily consisted of step rent accruals for EUR 56 (2003: EUR 42) and deferred gains of EUR 127 (2003: EUR 151) and other non-current liabilities of EUR 38 (2003: EUR 3). Of the total non-current liabilities EUR 46 matures within one year and EUR 75 matures after five years. Step rent accruals related to the equalization of rent payments relating to contracts with scheduled rent increase throughout the life of the lease contract. Deferred gains related mainly to the non-current portion of deferred book gains on sale and leaseback transactions as well as up-front payments received from banks with respect to derivative contracts.

27	Current liabilities

Loans payable

	January 2, 2005	December 28, 2003
Current portion of loans and finance lease liabilities	1,435	1,074
Loans payable to financial institutions	60	114
Ahold Dutch Customer Fund Loan	—	66
Personnel and customer savings	26	92
Other loans	518	645

	2,039	1,991

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 28

Other current liabilities

	January 2, 2005	December 28, 2003
Deferred gains	20	72
Payables to joint ventures and equity investees	13	16
Vacation allowances	252	269
Interest	160	206
Pension funds	20	17
Dividend cumulative preferred financing shares	44	38

	509	618

Other loans for 2003 was amended by EUR 263 to EUR 645 (was EUR 382) due to the change in accounting principles regarding the trade accounts receivable program of U.S. Foodservice (as described in Note 2). This program is consolidated in Ahold's consolidated financial statements since the third quarter of 2004, retrospectively.

28	Related party transactions

Ahold has entered into arrangements with a number of its subsidiaries and affiliated companies in the course of its business. These arrangements relate to service transactions and financing agreements. Transactions were conducted at market prices, adjusted to reflect the volume of transactions and the relationship between the parties.

The Company’s wholly-owned subsidiary, U.S. Foodservice, had product purchasing arrangements with five VASPs that provided varying degrees of support to U.S. Foodservice primarily in the procurement of private label and signature brand products. As part of its normal business practice, U.S. Foodservice guaranteed some of the obligations of the VASPs to vendors relating to purchases made on behalf of U.S. Foodservice.

In 2004, U.S. Foodservice stopped doing business with all five VASPs. As of January 2, 2005 and December 28, 2003, Ahold recorded accounts receivable due from the VASPs of EUR 0 and EUR 42 and payables to the VASPs in the amount of EUR 0 and EUR 72, respectively. Additionally, under the Dutch GAAP and US GAAP requirements, Ahold recorded VASP inventory and related trade payables in the amount of EUR 0 and EUR 54 at January 2, 2005 and December 28, 2003, respectively. Ahold recorded approximately EUR 489, EUR 2,607 and EUR 2,800 representing approximately 4%, 20% and 18% of U.S. Foodservice's cost of sales related to purchases through VASPs in 2004, 2003 and 2002, respectively.

At the end of 2004 and 2003, amounts receivable from ICA totaled EUR 3 and EUR 5, respectively. At the end of 2004 and 2003 amounts payable to ICA were EUR 8 and EUR 12, respectively. Service income amounted to EUR 4, EUR 5 and EUR 0 in 2004, 2003 and 2002, respectively and service expense amounted to EUR 4, EUR 4 and EUR 0 in 2004, 2003 and 2002, respectively for shared information technology.

In the ordinary course of business, Williams & Humbert, an equity investee of Ahold, generated sales from transactions with Ahold, which amounted to EUR 6 in 2004, EUR 7 in 2003 and EUR 7 in 2002. The Company provided financing to Williams & Humbert and received interest from Williams & Humbert of EUR 2 in 2004, EUR 3 in 2003 and EUR 4 in 2002. At the end of 2004 and 2003, amounts receivable from Williams & Humbert totaled EUR 75 (of which 47 has been impaired) and EUR 77, respectively. At the end of 2004 and 2003, amounts payable to Williams & Humbert totaled EUR 1 and EUR 3, respectively.

Ahold received interest from JMR of EUR 0 in 2004, EUR 1 in 2003 and EUR 5 in 2002. At the end of 2004 and 2003, amounts payable to JMR totaled EUR 0and EUR 1. At the end of 2004 and 2003, amounts receivable from JMR totaled EUR 5 and EUR 9, respectively. Ahold also provided services to JMR, for which Ahold received EUR 5 in 2004, EUR 4 in 2003 and EUR 8 in 2002. In the ordinary course of business, Ahold generated vendor allowances for JMR, which amounted to EUR 1 and EUR 1 in 2004 and 2003.

Ahold Annual Report 2004

Note 28

Ahold had receivables in 2004 and 2003 of EUR 8 and EUR 5, respectively, from real estate joint ventures and rent payments in 2004 and 2003 of EUR 4 and EUR 1, respectively to real estate joint ventures. Ahold had long term loans receivable from real estate joint ventures of EUR 2 in 2004. In 2002 Ahold had no transactions with these joint ventures.

Paiz Ahold, a joint venture, provided financing to Ahold, and received interest of EUR 1 in 2002. Ahold also had service transactions with Paiz Ahold, for which Ahold received EUR 1 in 2002. Ahold had no transactions in 2004 and 2003 with Paiz Ahold.

Starting in the second half of 2002, DAIH has been included in the consolidated figures of Ahold. In the first half of 2002, Ahold received interest from DAIH for financing activities for a total amount of EUR 12. Ahold also provided services to DAIH, for which Ahold received EUR 1 in the first half of 2002.

Ahold also has service transactions with its equity investee Accounting Plaza B.V., which renders accounting and administrative services to certain Ahold subsidiaries in the Netherlands, amounting to EUR 19, EUR 21 and EUR 20 in 2004, 2003 and 2002. Amounts receivable from Accounting Plaza B.V. in 2004, 2003 and 2002 totaled EUR 0, EUR 3 and EUR 1. Amounts payable to Accounting Plaza B.V. in 2004 and 2003 totaled EUR 0 and EUR 3, respectively.

Kobalt Media Service B.V., an equity investee that renders promotional and advertising services to certain Dutch subsidiaries of Ahold, which amounted to EUR 84 in 2004, EUR 55 in 2003 and EUR 44 in 2002. Amounts payable to Kobalt Media Service B.V. in 2004 and 2003 totaled EUR 3 and EUR 7, respectively. Amounts receivable amounted to EUR 2 in 2004. There were no amounts receivable in 2003.

Loyalty Management Nederland B.V., an equity investee that renders services to certain subsidiaries of Ahold, relating to the management of customer loyalty programs, which amounted to EUR 25 and EUR 25 in 2004 and 2003. Amounts payable to Loyalty Management Nederland B.V in 2004 and 2003 totaled EUR 6 and EUR 6, respectively. In 2002 Ahold had no transactions with this equity investee. Amounts receivable amounted to EUR 1 in 2004. There were no amounts receivable in 2003 and 2002.

Ahold also has purchase transactions with A.M.S. Coffee Trading, an equity investee that generates sales from transactions with Ahold Coffee Company B.V., which amounted to EUR 2 and EUR 1 in 2004 and 2003, respectively. Amounts payable to A.M.S. Coffee Trading totaled EUR 1 and EUR 3 in 2004 and 2003, respectively. In 2002 Ahold had no transactions with this equity investee.

In January 1994, a group of Ahold’s Dutch managers and associates acquired a EUR 15 capital investment in the Dutch Customer Fund, an independent investment fund that primarily invests all of its assets in Ahold’s shares and debt. The capital investment had previously been held by Het Weerpad B.V., an investment company of the Heijn family, founders of Ahold.

Ahold made loans to this group of managers and associates, which included some of Ahold’s officers, to assist them with their investment in the Dutch Customer Fund. These floating-rate loans, bearing fluctuating interest based on the European Central Bank interest rates on deposits, are generally due in ten years from issuance or upon an individual’s termination of employment, if earlier, and are collateralized by each individual’s corresponding investment in the Dutch Customer Fund.

In July 1996 and April 1998, additional loans were granted to Ahold’s Dutch managers and associates to purchase additional investments in the Dutch Customer Fund. Some officers participated in these purchases. In 2004, 2003 and 2002, a total of EUR 35, EUR 37 and EUR 41, respectively of loans were outstanding, including EUR 0.1, EUR 0.4 and EUR 0.5, respectively due from Ahold’s current and former officers.

Schuitema paid EUR 1 and EUR 15 to Vereniging C1000 in 2004 and 2003, respectively, to be used to support certain projects of franchisees.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 29

29	Financial instruments and risks

Ahold reviews and monitors its exposure and risks related to changes in exchange rates, interest rates and, to a lesser extent, commodity rates. Ahold utilizes derivative financial instruments to manage these exposures. These instruments are not considered specialized or high-risk and are generally available from numerous sources. Ahold enters into contracts to hedge economic risks and does not enter into contracts or utilize derivatives for speculative purposes. The terms of the financial instruments utilized are consistent with the related underlying hedged exposures. Established controls are in place covering all financial instruments. These include policies, guidelines and a system of authorization and reporting. A large number of major international financial institutions are counterparties to the interest rate swaps, foreign exchange contracts and deposits transacted by the Company. Such transactions are only entered into with counterparties with a long-term credit rating as defined by S&P of A- or better. The Company monitors its credit exposure to its counterparties, together with their credit ratings. The counterparty risk associated with these transactions is the cost of replacing these agreements at the current market rates, in the event of default by the counter parties. As of year end 2004 Ahold exceeded the internal counterparty risk limits related to one of its relationship banks due to the continued increase of the mark to market value of the cross currency swaps with that bank. This increase was largely the result of the continued weakening of the U.S. Dollar against the Euro. Some of these swaps will mature in June 2005 and the Company’s management expects the exposure to fall back within the internally applied counterparty limits. Management regularly evaluates its use of financial instruments and believes that the risk of incurring losses as a result of default is remote.

All derivative financial instruments are entered into for economic hedging purposes. In order for a derivative financial instrument to qualify as a hedging instrument for accounting purposes, the instrument must be effective in hedging the underlying designated risk, meaning that changes in the fair value of the hedging instrument related to the hedged risk substantially offset the change in the fair value of the hedged item or forecasted transaction attributable to that risk.

To the extent that derivative instruments are designated and qualify as hedges under applicable hedge accounting rules, the fair values of these instruments are not included in the Company’s balance sheet. Rather, any associated gains or losses on the instruments remain off balance sheet and are recognized in the statement of operations in the same period in which the underlying hedged exposure affects net income. Derivative instruments entered into in order to hedge unrecognized firm commitments and forecasted future transactions are not included in the Company’s balance sheet until such firm commitment or forecasted future transaction occurs.

Ahold had 273 and 83 financial derivative contracts outstanding as of the end of 2004 and 2003, respectively. The notional contract quantities as of year-end 2004 and 2003 were EUR 5,183 and EUR 4,690, respectively, with a market value of EUR 808 in 2004 and EUR 548 in 2003. Of the 273 contracts, outstanding as of January 2, 2005, 119 have maturities shorter than one year, 148 have maturities of one to five years and 6 have maturities ranging from five to thirty years. Some of Ahold’s derivative agreements contain Additional Termination Events, the occurrence of which allows the relevant derivative to be early terminated. The arising of such a right of early termination could under certain circumstances result in cross acceleration and cross default under the terms of other derivatives instruments and might under certain circumstances affect certain debt agreements.

Foreign exchange risk and interest rate risk management

Since Ahold has operations and does business in various countries throughout the world, a substantial portion of its assets, liabilities and results are denominated in foreign currencies, primarily the U.S. dollar. As a result, the Company is subject to foreign currency exchange risk due to exchange rate movements, affecting Ahold’s transaction costs and the translation of the results and underlying net assets of its foreign subsidiaries. Ahold actively manages foreign currency exposure by financing in local currency borrowings to the extent possible or practical. When local financing is not possible or practical, the Company will finance foreign operations through intercompany loans. Ahold has been able to substantially mitigate foreign currency exposure by means of financing through local borrowings and by entering into cross-currency swaps in order to hedge third-party debt issued in a currency different from the functional currency of the entity where the proceeds of the borrowings are used.

Ahold uses a combination of interest rate, cross-currency and foreign currency exchange swaps to hedge interest rate exposure and foreign exchange exposure on borrowings in currencies other than the functional currency of the entity. Ahold’s objective in managing exposures to interest rate and foreign exchange rate fluctuations on debt is to reduce income and cash flow volatility.

Ahold Annual Report 2004

Note 29

Ahold’s financial position is largely fixed by long-term debt issues and derivative financial instruments. Interest rate swaps allow the Company to maintain a target range of floating debt.

Fair value of financial instruments

The following table presents the nominal amounts and fair values of Ahold’s financial instruments:

	January 2, 2005		December 28, 2003
	Nominal amount	Fair value	Nominal amount	Fair value
Assets
Loans receivable	172	176	283	288

Liabilities
Borrowings	(8,666)	(9,489)	(9,841)	(10,097)

Derivative financial instruments:
Currency derivatives	623	(17)	110	(6)
Cross currency derivatives	3,334	772	3,338	517
Interest rate derivatives	1,226	53	1,242	36

Fuel derivatives	0	0	4 million gallons	1

Total derivative financial instruments	5,183	808	4,690	548

The carrying amounts of cash, accounts receivable, accounts payable and current loans payable approximate their fair value due to the short-term nature of these instruments and in the case of accounts receivable because any recoverability loss is reflected in an impairment.

The fair value of long-term debt is estimated using discounted cash flow analysis based on interest rates from similar types of borrowing arrangements or at quoted market prices, where applicable. The fair value of derivative financial instruments is estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at year-end. These rates are obtained from third parties. The main reason for the change in the fair value in the derivative financial instruments from EUR 548 in 2003 to EUR 808 in 2004 was due to the weakness of the U.S. dollar.

Other derivative instruments

In countries where the local currency is subject to large fluctuations, Ahold often enters into lease agreements denominated in currencies that differ from the local currency. As a result, the Company has embedded foreign currency derivatives in certain lease contracts in the Czech Republic, Slovakia and Poland. Under Dutch GAAP these embedded derivatives are not accounted for separately.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 30

30	Commitments and contingencies

No accrual has been recorded on Ahold’s consolidated balance sheets for commitments and contingencies unless otherwise indicated.

Rent commitments

The annual costs of rentals and operating leases were as follows:

	2004	2003	2002
Minimum rentals	897	954	970
Contingent rentals	24	19	22
Leases and sublease income	(239)	(151)	(126)

	682	822	866

Certain leases provide for contingent additional rentals based on a percentage of sales. Substantially all of the store leases have renewal options for additional terms. None of Ahold’s leases imposes restrictions on its ability to pay dividends, incur additional debt or enter into additional leasing arrangements.

The aggregate amounts of minimum rental commitments to third parties (excluding sublease income) as of January 2, 2005 under non-cancelable operating lease contracts for the next five years and thereafter were as follows:

2005	544
2006	510
2007	464
2008	418
2009	395
Thereafter	3,256

Total	5,587

Capital investment commitments

Ahold had capital investment commitments for fixed assets outstanding of approximately EUR 449 and EUR 337 at January 2, 2005 and December 28, 2003, respectively.

Ahold’s consolidated asset investment commitments by region, as of January 2, 2005, were as follows:

Region	Land and buildings	Improvement/ renovations	Fixtures/ Equipment	Other fixed assets	Total tangible fixed assets	Intangible assets	Total investment commitments
U.S.	141	12	97	—	250	—	250
Europe	42	6	138	—	186	13	199

Ahold Consolidated	183	18	235	—	436	13	449

As shown above, the investment commitments mainly related to fixtures and equipment of EUR 235 and land and buildings of EUR 183 at January 2, 2005.

Ahold Annual Report 2004

Note 30

Payments resulting from these commitments are expected as follows:

Region	2005	2006	2007	2008	2009	after 2009	Total
U.S.	250	—	—	—	—	—	250
Europe	79	53	41	17	1	8	199

Ahold Consolidated	329	53	41	17	1	8	449

Purchase commitments

Ahold enters into purchase commitments with vendors in the ordinary course of business. The Company has long-term purchase contracts with some vendors for varying terms that require the Company to buy services and predetermined volumes of goods and goods not-for-resale at fixed prices. As of year-end 2004, the Company had approximately EUR 1,840 in purchase commitments, which were not recorded on the balance sheet.

Excluded from the above purchase commitments are those purchase contracts for which Ahold has received advance vendor allowances, such as up-front signing payments in consideration of its purchase commitments. These contracts generally may be terminated without satisfying the purchase commitments upon repayment of the unearned portions of the advance vendor allowances. The unearned portion of these advance vendor allowances is recorded as a liability on the balance sheet.

Leases

The Company is contingently liable for leases that have been assigned to various third parties in connection with facility closings and asset dispositions. The Company could be required to assume these leases if any of the assignees is unable to fulfill their lease obligation. Due to the wide distribution of the assignments among third parties and various remedies available to the Company, management believes the likelihood that it will be required to assume a material amount of these obligations is remote.

Guarantees

Guarantees to third parties, other than lease and bond guarantees, have been issued by Ahold totaling EUR 2,362 and EUR 2,423 as of year-end 2004 and 2003, respectively. These guarantees primarily related to Ahold’s guarantees that cover liabilities and commitments of its subsidiaries.

As discussed in Note 24, Ahold also had provided guarantees of certain bonds issued by subsidiaries for a total amount of EUR 2,358, USD 1,700 and GBP 500 as of January 2, 2005 and EUR 2,358, USD 1,700 and GBP 500 as of December 28, 2003. The nature of these guarantees requires that Ahold assume the obligations under the bonds in the event of default by the subsidiary. The guarantees extend through the dates of the related debt instruments.

Furthermore, the Company issued guarantees related to operating leases and finance leases of its subsidiaries. For a discussion of finance leases, see Note 25. For a discussion of operating leases, see this Note 30 under rent commitments.

At January 2, 2005 and at December 28, 2003, Ahold had outstanding guarantees relating to credit facilities of EUR 2,141 and EUR 1,842, respectively. Of the guarantees outstanding at January 2, 2005, EUR 1,369 related to Ahold’s December 2003 Credit Facility, under which no borrowings were outstanding other than USD 580.6 in letters of credit. Of the guarantees outstanding at December 28, 2003, EUR 1,467 related to Ahold’s December 2003 Credit Facility, under which no borrowings and USD 363 in letters of credit were outstanding at such date.

At year end 2004, Ahold had EUR 111 related to leases guaranteed for franchisees and divestments as further described under “Leases” above. Ahold had also granted EUR 39 of loan guarantees relating to the principal amounts of certain loans payable by Ahold’s franchisees, other subsidiaries, relating to real estate development and joint ventures. At December 28, 2003, the loan guarantees amounted to EUR 329. The guarantees were issued by Ahold to facilitate loan agreements between consolidated Ahold subsidiaries and third-party financiers or for general corporate purposes. The term of each guarantee is equal to the term of the related loan. Ahold’s maximum liability under the guarantees equals the total amount of the related loans recorded on the consolidated balance sheet.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 30

Ahold had corporate guarantees of EUR 45 and EUR 128 at January 2, 2005 and December 28, 2003, respectively. These guarantees were provided to suppliers as assurance that the financial obligations of Ahold’s subsidiary or franchisee under the underlying contract will be met. Ahold will be required to perform under the guarantee if the subsidiary or franchisee fails to meet the financial obligations under the contract.

Ahold had outstanding buyback guarantees and comfort letters/letters of assurance of EUR 25 and EUR 0 at January 2, 2005, respectively and EUR 60 and EUR 65 at December 28, 2003, respectively.

On September 3, 2003, Albert Heijn issued a guarantee for a maximum amount of EUR 75 for the payment obligations of Ahold to the Dutch Customer Fund. Albert Heijn would be required to perform under the guarantee if Ahold defaulted on its payment obligations to the Dutch Customer Fund. There was no guarantee in 2004 as the loan has been repaid.

U.S. Foodservice has had product purchasing arrangements with five entities, commonly referred to as value-added service providers (VASPs), that provided varying degrees of support to U.S. Foodservice primarily in the procurement of private label and signature brand products. As part of its normal business practice, U.S. Foodservice had guaranteed some of the obligations of the VASPs to vendors relating to purchases made on behalf of U.S. Foodservice. The amount of future payments that U.S. Foodservice would have been required to make under the guarantees depended on outstanding accounts payable to vendors for purchases made by the VASPs on behalf of U.S. Foodservice.

During the third quarter of 2003, management of U.S. Foodservice reached a decision to cease doing business with the VASPs in 2004 through a phased transition of services timeline. That decision was communicated to the VASPs prior to December 28, 2003 and resulted in claims made by the VASPs for reimbursement by U.S. Foodservice of certain costs they would incur as a result of this decision, principally employee severance and unavoidable lease commitments. At December 28, 2003, USD 20 was accrued, reflecting the estimated effects of the settlement reached with four of the five VASPs and the anticipated cost of the settlement with the remaining VASP. During 2004, USD 2 additional VASP settlement and exit costs were expensed and USD 4 of the accrual remains at year end. U.S. Foodservice is not incurring any new guaranteed obligations with respect to these prior arrangements.

Legal proceedings

U.S. securities, ERISA civil litigation and governmental/regulatory investigations

On February 24, 2003, Ahold announced, among other things, that it would be restating its financial position and results for 2001 and 2000 because of certain accounting irregularities at U.S. Foodservice and because certain subsidiaries had been improperly consolidated (the “February 24 Announcement”). Following these announcements, numerous lawsuits were filed and civil and criminal investigations of Ahold were initiated by both U.S. and non-U.S. governmental and regulatory authorities. Numerous putative class actions claiming violations of U.S. securities laws and regulations were filed in the U.S. on behalf of Ahold’s shareholders (collectively, the “Securities Action”). Among the named defendants are Ahold and certain of its current and/or former directors, officers, associates and auditors. Additionally, multiple class actions (collectively, the “ERISA Action”) were filed on behalf of participants in the 401(k) plans of Ahold U.S.A. and U.S. Foodservice against the same parties alleging violations of ERISA. The Securities Action and the ERISA Action have been consolidated in the Federal District Court for the District of Maryland.

Securities Action

On February 17, 2004, the lead plaintiffs in the Securities Action served their consolidated amended complaint. The plaintiffs claim violations of Sections 20(a) and 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated thereunder, and violations of Sections 11, 12(a)(2) and 15 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), by Ahold and certain of its current and/or former officers, directors, associates, auditors and underwriters. As a result of its contractual relationships with the banks that acted as underwriters of some of Ahold’s securities offerings, Ahold may be obligated to indemnify the underwriters for certain legal fees and certain judgments that may be obtained against them. The consolidated amended complaint does not specify the amount of compensatory damages sought; however, the plaintiffs allege that the class has suffered billions of dollars in damages. The scope of the class is unknown at this time because a class has not been certified.

Ahold Annual Report 2004

Note 30

On May 14, 2004, Ahold moved to dismiss certain defendants and counts and to strike certain allegations of the consolidated amended complaint and the other defendants have moved to dismiss the entire Securities Action. On December 21, 2004, the court decided the motions to dismiss. The court dismissed the complaint against Ahold U.S.A., Ahold U.S.A. Holdings, Inc., Ahold’s auditors and underwriters (with leave to re-plead certain claims against the underwriters) and certain of Ahold’s current and former officers and directors. The court further dismissed the Securities Act claims (with leave to re-plead the Section 12(a)(2) claims against Ahold) and all claims that pre-date July 30, 1999 against all defendants. The remaining claims are the Section 10(b) and Rule 10b-5 claims against Ahold and U.S. Foodservice. The Securities Action is currently in the discovery phase, with trial anticipated in early 2007. At this point it is impossible to estimate Ahold’s potential exposure in the Securities Action, but if the case goes to trial or Ahold would enter into a settlement, an adverse outcome of the trial or the settlement would likely involve an amount that is material.

ERISA Action

On February 18, 2004, the lead plaintiffs served their consolidated amended complaint. The plaintiffs claim several violations of ERISA with respect to the 401(k) plans of Ahold U.S.A. and U.S. Foodservice. The plaintiffs seek a declaratory judgment that defendants have breached their fiduciary duties and are not entitled to protection under Section 404(c)(1)(B) of ERISA, an order enjoining the defendants from further violations of their fiduciary obligations under ERISA, recovery of all losses and lost profits to the ERISA plans, actual damages, allocation of recovery to the accounts invested in Ahold’s stock in proportion to the loss attributable to the decline in Ahold’s common shares, costs and attorneys’ fees, imposition of a constructive trust in the amount of the unjust enrichment and other injunctive and equitable relief as appropriate to remedy the alleged breaches. Ahold has filed a motion to dismiss the consolidated amended complaint on May 14, 2004. That motion has not yet been fully briefed and argued.

U.S. Department of Justice

The U.S. Department of Justice (the “DOJ”) commenced a criminal investigation conducted by the U.S. Attorney’s Office for the Southern District of New York (the “U.S. Attorney”) into possible criminal wrongdoing by Ahold and certain of its current and/or former officers, directors and associates in connection with events leading to the February 24 Announcement and other accounting-related matters. In the course of that investigation, a grand jury subpoena, dated March 3, 2003, was issued to Ahold by a federal grand jury in the U.S. District Court for the Southern District of New York.

On July 27, 2004, the DOJ brought securities fraud and other charges against Messrs. Michael J. Resnick, Mark P. Kaiser, Timothy J. Lee and William F. Carter, who are former executives of U.S. Foodservice. Mr. Lee also was charged by the DOJ with insider trading and with making false statements to a government official. Messrs. Lee and Carter each pled guilty to the charges brought against them by the DOJ.

On January 13, 2005, the DOJ charged the following nine individuals, who worked at vendors that sold food and food-related products to U.S. Foodservice, with conspiring with former U.S. Foodservice executives to falsify U.S. Foodservice’s and Ahold’s books and records: Messrs. Mark Bailin, Kenneth Bowman, Timothy Daly, Michael Hannigan, Peter Marion, John Nettle, Gordon Redgate, Bruce Robinson and Michael Rodgers. Each of the nine individuals is alleged to have executed audit confirmation letters that falsely and fraudulently overstated amounts earned by and/or owed by U.S. Foodservice. In addition, Messrs. Bailin and Marion have been charged with insider trading and obstruction of justice. None of the nine individuals were associates of U.S. Foodservice or Ahold.

The DOJ has also commenced a civil investigation conducted by the U.S. Attorney which the Company believes relates to certain billing practices of U.S. Foodservice with regard to contracts with federal agency customers. The U.S. Attorney has requested that the Company provide certain documents generally related to (i) U.S. Foodservice’s cost of products purchased from certain vendors, including the VASPs, and the prices charged for such products when sold to federal agency customers and (ii) U.S. Foodservice’s freight costs and the amounts charged for freight costs and the amounts charged for freight products sold to federal agency customers.

Ahold continues to cooperate fully with the U.S. Attorney’s investigations. To date, Ahold has not been charged in the criminal investigation and no claims have been asserted in the civil investigation. Although Ahold believes it is probable that claims will be asserted in the civil investigation, Ahold believes it may have meritorious defenses to such claims as may be asserted. Due to the preliminary stage of the civil investigation, Ahold cannot at this time provide a reasonable estimate of any potential liability and, if so, the amount of such liability.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 30

U.S. Securities and Exchange Commission

The Securities and Exchange Commission (“SEC”) also commenced an investigation into the events leading to the February 24 Announcement and other accounting-relating matters. The SEC’s investigation involved whether Ahold and certain of its current and/or former officers, directors and associates violated U.S. federal securities laws and/or regulations. Its investigation is coordinated with the U.S. Attorney’s investigation. As discussed below, Ahold has reached a settlement with the SEC, whereby Ahold did not pay any monetary penalty or fine.

On July 27, 2004, the SEC brought civil securities fraud and other charges against Messrs. Michael J. Resnick, Mark P. Kaiser, Timothy J. Lee and William F. Carter, who are former executives of U.S. Foodservice. Mr. Lee also was charged by the SEC with insider trading. On December 28, 2004, the SEC settled its enforcement action against Messrs. Lee and Carter. Without admitting nor denying the allegations in the complaint, Messrs. Lee and Carter settled the complaint by consenting to the entry of judgments permanently enjoining them from violating the federal securities laws relevant to each, barring each of them from serving as an officer or director of a public company, and requiring payments of disgorgement and prejudgment interest by each of them. The SEC’s enforcement action against Messrs. Resnick and Kaiser is still pending.

On October 13, 2004, the SEC filed civil enforcement actions against Ahold and Messrs. Cees van der Hoeven, A. Michiel Meurs and Jan Andreae, who are former members of Ahold’s Corporate Executive Board, and a related administrative action against Mr. Roland Fahlin, a former member of Ahold’s Supervisory Board. Without admitting or denying the allegations in the complaint, Ahold settled the SEC’s action by consenting to the entry of a judgment permanently enjoining Ahold from violating the antifraud, reporting, books and records and internal controls provisions of the U.S. federal securities laws. The SEC stated that it did not seek a penalty or fine from Ahold because of, among other reasons, Ahold's extensive cooperation with the SEC’s investigation.

Messrs. van der Hoeven and Meurs also agreed to settle the SEC’s action, without admitting or denying the allegations therein, by consenting to the entry of judgments permanently enjoining each of them from violating antifraud, reporting, books and records and internal controls provisions of the U.S. federal securities laws. Messrs. van der Hoeven and Meurs also consented to orders barring each of them from serving as an officer or director of a public company. Mr. Fahlin agreed to settle the administrative proceeding by consenting to the entry of an order, without admitting or denying the findings in the order, directing him to cease and desist from causing any violations and any future violations of reporting, books and records and internal controls provisions of the U.S. federal securities laws. The SEC’s action against Mr. Andreae is still pending.

On January 13, 2005 the SEC filed civil enforcement actions charging aiding and abetting of securities fraud through the signing and returning of materially false audit confirmation letters against the following nine individuals, who worked at vendors that sold food and food-related products to U.S. Foodservice: Messrs Mark Bailin, Kenneth Bowman, Timothy Daly, Michael Hannigan, Peter Marion, John Nettle, Gordon Redgate, Bruce Robinson, and Michael Rodgers. Messrs. Bailin, Hannigan, Nettle, Redgate, and Rodgers agreed to settle the actions against them. On January 13, 2005, the SEC filed a separate insider trading action against Mr. Bailin. Mr. Bailin agreed to settle that action as well.

The SEC’s investigation is continuing with respect to various individuals and Ahold is continuing to cooperate fully with the SEC.

U.S. Department of Labor

Following the February 24, 2003 Announcement, through authority delegated to it under Section 504 of the ERISA, the U.S. Department of Labor (“DOL”) opened an investigation into whether any criminal violations of ERISA were committed by Ahold and certain of its current and/or former officers, directors and associates in connection with the 401(k) plans of Ahold U.S.A., U.S. Foodservice and Stop & Shop. In the course of the investigation, which is also being coordinated with the U.S. Attorney’s investigation, a grand jury subpoena, dated June 16, 2003, was issued to Ahold U.S.A. by a federal grand jury in the U.S. District Court for the Southern District of New York requesting documents relating to Ahold U.S.A.’s 401(k) plan. Additionally, letter requests, dated July 3, 2003 and July 9, 2003, were issued by the DOL seeking documents relating to the 401(k) plans of U.S. Foodservice and Stop & Shop, respectively. Ahold is fully cooperating with the investigation.

The Employee Benefits Security Administration of the DOL also commenced a civil investigation relating to the Ahold U.S.A. 401(k) Savings Plan Master Trust to determine whether any violations under Title I of ERISA have occurred, including breaches of fiduciary duty. In June, 2004, the DOL notified the Pension Committee of Ahold U.S.A. 401(k) Savings Plan Master Trust that it had concluded such civil investigation and, although a provision of ERISA relating to standards of fiduciary duty and oversight of

Ahold Annual Report 2004

Note 30

ERISA plans had been violated, the issues relating to such standard of fiduciary duty and oversight had already been addressed by the Pension Committee in 2003 and corrective action implemented. Thus, the DOL concluded that no further civil enforcement action by the DOL was warranted as to this matter.

The New York Stock Exchange and the National Association of Securities Dealers

Both the New York Stock Exchange (“NYSE”) and the National Association of Securities Dealers (“NASD”) have initiated inquiries into the events leading to the February 24 Announcement. Ahold believes that it has fully responded to such requests. Ahold has not received any further inquiries from either the NYSE or NASD.

Dutch civil litigation and governmental/regulatory investigations

The Dutch Public Prosecutor has investigated possible criminal conduct on the part of Ahold and on the part of certain Ahold’s current and/or former officers and directors. Ahold has fully cooperated with the Dutch Public Prosecutor in this investigation. On September 30, 2004, Ahold announced that it had reached a settlement with the Dutch Public Prosecutor with regard to the investigation into side letters. Ahold agreed to pay an amount of EUR 8 and in turn, the Dutch Public Prosecutor agreed not to institute proceedings against Ahold.

On October 13 and 14, 2004, and February 9, 2005, preliminary hearings took place in the prosecutions against former officers and directors of Ahold. These prosecutions concern these former officers and directors in person. Ahold is not involved in those prosecutions.

Euronext Amsterdam has investigated whether Ahold was late in disclosing the events leading to the February 24 Announcement, and, as a result, acted in breach of the Listing and Issuing Rules of Euronext Amsterdam (the “Euronext Rules”). Ahold has fully cooperated with Euronext Amsterdam in this investigation and has submitted information to Euronext Amsterdam in response to its requests. The investigation was completed in January 2004, pursuant to which Euronext Amsterdam submitted its findings to the Listing and Issuing Rules Advisory Committee (the “Euronext Advisory Committee”) for its advice on this matter. Hearings were held before the Euronext Advisory Committee on March 18, 2004. The Euronext Advisory Committee rendered its advice on May 7, 2004. On May 28, 2004, Euronext Amsterdam decided to give Ahold a serious warning regarding violations of the Euronext Rules. On May 28, 2004, Ahold issued a press release announcing that it does not agree with the decision of Euronext Amsterdam, nor with the advice of the Euronext Advisory Committee, both of which in the view of Ahold are based on an incomplete and incorrect understanding of the facts. There was no possibility for Ahold to appeal against the decision of Euronext Amsterdam.

The Authority for Financial Markets (“AFM”) has launched an investigation in February 2003 into possible insider trading with respect to Ahold's common shares. Although Ahold itself is not the subject of the investigation, it has fully cooperated with the AFM and submitted information to the AFM in response to its request.

In the Netherlands, Ahold is involved in two legal proceedings initiated by the Vereniging van Effectenbezitters (the Dutch Shareholders’ Association) (the “VEB”). The first VEB proceeding is known as an “annual accounts procedure” (jaarrekeningprocedure). On January 6, 2004, the VEB served Ahold with a writ of summons to appear before the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeals (the “Enterprise Chamber”). The VEB appears to allege that Ahold’s annual accounts for 1998 through 2002 did not comply with the relevant provisions of the Dutch Civil Code and related rules. The VEB seeks the nullification of those accounts and a restatement of Ahold’s accounts and related annual reports for such periods. Ahold believes that these claims are unfounded and intends to vigorously defend its position. On May 3, 2004, Ahold and the VEB announced that they are in consultation regarding the annual accounts proceeding initiated by the VEB on January 6, 2004. In this context Ahold and the VEB have agreed pending further consultation that the proceedings will be put on hold and that the filing of Ahold’s statement of response, originally scheduled for May 13, 2004, is to be postponed. Ahold's statement of response is now due on April 14, 2005. Another postponement is possible.

The second VEB proceeding is known as an “inquiry procedure” (enquêteprocedure). On February 12, 2004, the VEB and other shareholders filed a petition with the Enterprise Chamber seeking an inquiry into the policies and affairs of Ahold between September 27, 1999 and December 18, 2003. The VEB alleges that there are valid reasons to doubt the proper management of Ahold’s affairs during that period. Ahold submitted its written defense on May 17, 2004 and posted it on its website. Oral arguments were held before the Enterprise Chamber on June 17 and 18, 2004. In its written and oral defenses, Ahold contested the need to hold such an inquiry. On the side of the VEB, the “Public Retirement Association of Colorado” joined the procedure, whereas on the side of Ahold, the individual shareholder Mr. Thünnessen joined the procedure. Both parties have joined by

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 30

submitting written statements and holding oral pleadings. On January 6, 2005, the Enterprise Chamber ordered an inquiry into the consolidation of joint ventures, Ahold’s acquisition of U.S. Foodservice, and Ahold’s supervision on the organization and operation of internal controls of subsidiaries, including U.S. Foodservice. The request for an inquiry into additional matters was rejected by the Enterprise Chamber. The inquiry is currently in progress. It is uncertain how long the inquiry will take.

Ahold and U.S. Foodservice D&O policies

In 2003, Ahold and U.S. Foodservice had in effect directors and officers (“D&O”) liability insurance policies which could potentially provide insurance coverage for Ahold and U.S. Foodservice and their respective directors and officers with respect to the Securities Action discussed above and certain of the other investigations and litigation discussed in this Note 30 relating to the matters which were the subject of the February 24 Announcement. With respect to certain of such D&O liability insurance policies, AIG Europe (Netherlands) N.V. (“AIG”) commenced a lawsuit against Ahold, U.S. Foodservice and certain of their respective directors and officers in the District Court of Haarlem, the Netherlands and U.S. Foodservice filed a lawsuit against AIG in the U.S. District Court for the District of Maryland (Northern Division). On July 16, 2004 Ahold announced that it had settled all pending insurance coverage litigation with AIG regarding D&O liability insurance policies for Ahold and U.S. Foodservice. Under the terms of the settlement announced, the lawsuit filed by AIG in the District Court of Haarlem, the Netherlands and the lawsuit filed by U.S. Foodservice in the U.S. District Court for the District of Maryland (Northern Division) were both terminated. Under the terms of the settlement, giving Ahold and its subsidiary U.S. Foodservice and current and former directors and officers access to USD 125 of coverage (and extending the discovery periods under the insurance), Ahold has committed to make payments to AIG which in the aggregate, after reduction of costs already reimbursable under those insurance policies, amount to approximately EUR 44.

Dutch and U.S. proceedings regarding terminations

Ahold’s former Chief Executive Officer, Mr. Cees van der Hoeven and Chief Financial Officer Mr. A. Michiel Meurs, have each agreed in the context of their separation that the determination of their severance package, if any, must be left to an impartial body, in this case an arbitration tribunal, which is comprised of persons with experience in this area and not having any relationship with either Ahold or the former Chief Executive Officer and Chief Financial Officer, to ensure complete objectivity of the proceedings. In December 2003, the former Chief Executive Officer and Chief Financial Officer initiated an arbitration proceeding which is presently pending and which covers, among other things, claims for severance payments, reimbursement for bonus amounts and forfeiture of options.

The employment relationship between U.S. Foodservice and its former Chief Executive Officer, Mr. James L. Miller, who resigned from this position in May 2003, terminated as of October 1, 2003. On or around February 26, 2004, Mr. Miller filed an action in the Circuit Court for Baltimore County against Ahold, Ahold U.S.A., U.S. Foodservice and various executive officers and directors of Ahold. In the case, Mr. Miller asserts causes of action for breach of contract, declaratory judgment, fraudulent inducement, negligent misrepresentation, promissory estoppel, and injunctive relief with respect to the defendants’ alleged improper refusal to pay post-termination benefits and severance. Mr. Miller seeks an award of compensatory damages of USD 10, punitive damages, attorneys’ fees and litigation expenses, interest, and costs, as well as a declaratory judgment that he is entitled to post-termination benefits and severance payment. Mr. Miller’s action is in response to the decision by Ahold and U.S. Foodservice to terminate certain post-termination benefits of Mr. Miller, as communicated to him in early 2004. The executive officers and directors named in this case have been dismissed from the case with prejudice. On April 12, 2004, the remaining corporate defendants removed the case from the Circuit Court for Baltimore County to the U.S. District Court for the District of Maryland, Northern Division (the “Federal Court”). On May 3, 2004, the defendants filed a counterclaim against Mr. Miller asserting claims for breaches of fiduciary duties owed to Ahold and U.S. Foodservice, breach of his employment agreement with U.S. Foodservice, unjust enrichment, mutual mistake, and waste of corporate assets, seeking compensatory and exemplary damages in an amount to be proved at trial, plus interest, the forfeiture, disgorgement, and restitution of Miller’s compensation, including salaries, incentive-based bonuses, and other benefits that U.S. Foodservice paid him during his employment at U.S. Foodservice; the rescission of his employment agreement, enforcement of which would afford him further ill-gotten gains and defendants’ reasonable litigation costs.

On July 28, 2004, Mr. Miller filed a motion to dismiss the counterclaim or, in the alternative, for summary judgment. On March 23, 2005, the court denied Miller’s motion to dismiss the claims for breaches of fiduciary duties and breach of employment agreement. The court dismissed the claims for unjust enrichment, mutual mistake, and waste of corporate assets. As a result

Ahold Annual Report 2004

Note 30

of these rulings, the parties expect that the Court will soon issue a Scheduling Order that will govern discovery and all further proceedings on the three remaining counterclaims and Miller’s claims.

Uruguayan and Argentine litigation

Ahold, together with Disco and DAIH, is a party to certain legal proceedings in Uruguay and Argentina relating to Ahold’s acquisition of VRH’s shares in the capital of DAIH in 2002. VRH, a company controlled by the Peirano family, was Ahold’s joint venture partner in DAIH, which was formed in 1998 to hold interests in two supermarket chains: Disco in Argentina and Santa Isabel in Chile, with operations in Peru, Paraguay and, at that time, in Ecuador. Ahold acquired full ownership of DAIH after VRH defaulted on various loans collateralized by the shares it held in DAIH. For more information, see Note 9. The proceedings have been brought on behalf of creditors of financial entities lastly owned by the Peirano Basso family, which are in the process of insolvent liquidations at present (among others, Banco de Montevideo of Uruguay, Trade & Commerce Bank (“TCB”) of the Cayman Islands, Banco Velox of Argentina, Banco Alemán of Paraguay, Velox Investment Company of the Cayman Islands, and Velox Real Estate of the Cayman Islands) (the “Velox Entities”).

The aggregate amount of damages claimed by plaintiffs in these proceedings is approximately USD 92 plus interest and costs. Although generally not in amounts that are material to Ahold as a whole, these proceedings are described below in some detail since the plaintiffs have obtained provisional remedies in Argentina which have affected the sale and transfer of the remaining 15% of the outstanding shares of Disco to Cencosud. For more information, see Note 3.

The nature of all claims is similar; the complaints have in common that Ahold, Disco and/or DAIH should be held liable for the damages suffered by plaintiffs as a result of the default of the Velox Entities. To achieve this, plaintiffs allege, among other things, (i) that Ahold’s acquisition of VRH’s shareholding in DAIH in July and August 2002 constituted a fraudulent conveyance and/or a simulation (simulación) and/or a tortious act and should be reversed or (ii) that Disco and/or DAIH and the Velox Entities were part of the same economic group and therefore the corporate veil should be pierced to hold Disco and DAIH liable for the liabilities of (some of) the insolvent financial entities formerly owned by the Peirano family.

In certain of these legal proceedings the plaintiffs have sought and obtained provisional remedies in relation to Ahold’s shares in the capital of DAIH and DAIH’s Shares in Disco. These provisional remedies, which have been executed in Argentina, consist of both (i) attachments on certain of Disco’s shares owned by DAIH and (ii) court orders prohibiting the transfer of certain Disco shares. As a result, Ahold has not been able to finalize the sale of Disco to Cencosud as announced on March 5, 2004 and November 1, 2004. For more information, see Note 3.

Ahold believes the claims in these legal proceedings are without merit and is vigorously opposing the complaints and the requests for provisional measures both on jurisdictional and substantive defenses in Uruguay and Argentina. Under the terms of the share purchase agreement with Cencosud on the sale of the Disco shares, Ahold will hold Cencosud and Disco harmless for the outcome of the legal proceedings in Uruguay and Argentina in relation to Ahold’s acquisition of the shares in the capital of DAIH formerly owned by VRH.

Argentine government investigations, regulatory proceedings and civil matters

Tax assessment claims

On July 17, 2003, the Administración Federal de Ingresos Públicos (“AFIP”) served Disco with a Vista de la Determinación de Oficio (“Vista”) - a formal assessment notice - for the period from 1998 through May 2002 for taxes allegedly owed in connection with a USD 100 Disco bond issue due May 2003, which was repaid at maturity, and a USD 250 Disco bond issue due May 2008, which was redeemed in July 2003 (the “Disco Bonds”). The AFIP alleges that Disco improperly failed to pay VAT on both bond issues and failed to withhold tax on the interest paid to foreign holders of its allegedly non-public bonds. On September 1, 2003, Disco responded that the bonds were placed through a public offer and that taxes have been withheld and paid in compliance with applicable Argentine laws and regulations.

On December 29, 2003, the AFIP issued its tax ruling, essentially confirming its assessment in Vista. Disco appealed this ruling on February 19, 2004 with the Argentine Tax Court (Tribunal Fiscal de la Nación). Also on February 19, 2004, the AFIP issued Pré-vista de la Determinación de Oficio (“Prévista”) relating to the same bonds based on similar allegations as in Vista for the

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 30

period from May 2002 to the respective repayment and redemption dates of the bonds. Disco has responded to Prévista with the same defenses as it did with respect to Vista.

The aggregate amount claimed from Disco under Vista and the related ruling and Prévista, including penalties and interest up to December 31, 2004, totaled approximately ARS 680 (EUR 177), which amount is continuing to accrue interest of approximately ARS 6.1 (EUR 1.6) each month.

Under the terms of the share purchase agreement with Cencosud on the sale of the Disco shares, Ahold will hold Cencosud and Disco harmless for the outcome of the tax assessment claims related to the Disco Bonds.

D&S c.s. litigation

On April 28, 2003, the public companies Distribucion y Servicio D&S S.A. and Servicios Profesionales y de Comercializacion S.A. (together, “D&S c.s.”) initiated civil proceedings against DAIH in the Netherlands Antilles in connection with Disco’s acquisition in 2000 of Supermercados Ekono S.A. (“Ekono”), which owned supermarkets in Buenos Aires, Argentina. D&S c.s. allege that Disco underpaid a deferred portion of the purchase price by applying Argentina's “pesofication” law, which requires that all foreign currency debts be paid in Argentine pesos, and also by improperly computing an amount to be withheld from the purchase price to compensate for outstanding claims. D&S c.s. seeks approximately USD 47.5 as well as interest at a rate of 18% per annum over an amount of nearly USD 80 over the period as from May 2, 2003, until August 21, 2003, and over an amount of around USD 47.5 as from August 21, 2003, until the date of payment from DAIH in its capacity as surety for the deferred portion of the purchase price. On September 1, 2003, DAIH responded that the deferred purchase price was properly paid in Argentine pesos in compliance with Argentine “pesofication” law. On October 13, 2003, D&S c.s. filed a reply statement arguing, in particular, that the “pesofication” law violates the Argentine constitution. DAIH filed a statement of rebuttal on January 5, 2004. Oral pleadings were held on June 30, 2004. Subsequently, both parties have submitted additional responses. The Court in the Netherlands Antilles is expected to render a decision in the foreseeable future. A provision has been recorded for this legal proceeding.

At the request of D&S c.s., the District Court of Haarlem, the Netherlands, ordered a preliminary hearing of certain former Ahold executives to determine whether a claim will also be brought against Ahold as an alleged surety, on the basis of an alleged verbal commitment by Ahold to guarantee the deferred portion of the Ekono purchase price. Preliminary hearings were held on October 24, 2003 and January 26, 2004, and according to Ahold, did not confirm D&S c.s.’s alleged claim against Ahold. D&S c.s. has not pursued any further legal action in the Netherlands.

D&S c.s. has further initiated arbitral proceedings in Argentina on March 1, 2004 against Disco in relation to an amount of approximately ARS 4 (EUR 1) withheld by Disco from the deferred purchase price to compensate for outstanding claims. Under the terms of the share purchase agreement with Cencosud on the sale of the Disco shares, Ahold will hold Cencosud and Disco harmless for the financial consequences of the claim of D&S c.s.

Disco antitrust proceedings

On March 5, 2004, Ahold announced it had reached agreement with Cencosud on the terms of sale of its controlling interest in Disco. In accordance with Argentine law, DAIH and Cencosud subsequently filed a request to obtain antitrust approval with the Argentine antitrust authorities, the Comisión Nacional de Defensa de la Competencia (“CNDC”). On April 17, 2004, a federal court in San Rafael, Province of Mendoza (the “San Rafael Court”) issued an injunction addressed to the Argentine Federal Government and other government branches, ordering the suspension of the antitrust approval process regarding the sale of Disco by the CNDC. The complaint was filed by Mr. Manuel Belmonte and the Asociación Ruralista de General Alvear (the “Belmonte Case”), on the grounds that the CNDC lacked quorum since only two out of five members had been appointed. On May 11, 2004 the Argentine Federal Government appealed the order and on May 22, 2004 DAIH appealed the order as “aggrieved party”. On July 8, 2004, the San Rafael Court issued an order expanding on its initial order on the basis that not only did the CNDC lacked quorum, also the Argentine Antitrust law provided for the creation of an independent antitrust Tribunal which has not happened. The Argentine Federal Government, DAIH and Cencosud subsequently appealed this decision on procedural and substantive grounds. Meanwhile three new members of the CNDC were appointed on July 13, 2004, October 4, 2004 and February 14, 2005, respectively.

Ahold Annual Report 2004

Note 30

On April 12, 2004, a similar case was filed by Mr. Ricardo Puga and the Comisión de Organizaciones del Tercer Sector Usuarios y Consumadores de la Honorable Cámara de Diputados de la Provincia de Mendoza with a federal court in Mendoza, Province of Mendoza (the “Legislature Case”). The Legislature Case was consolidated with the Belmonte Case through a decision from the Court of Appeals of Mendoza dated September 30, 2004.

On November 1, 2004, Ahold announced that it had partially completed the sale of its 99.94% controlling interest in Disco to Cencosud by transferring the ownership of approximately 85% of the outstanding Disco shares, whilst the transaction was still subject to antitrust approval. Ahold believes that the transfer of the Disco shares at that time and in that manner is in the best interests of Disco’s customers and associates, which Ahold believes were being adversely affected by the delay in the antitrust approval process and the closing of the transaction.

On December 2, 2004, the San Rafael Court rendered an injunction ordering DAIH and Cencosud not to perform any of the acts described in article 6 of the Argentine Antitrust law (“acts of concentration”). If ultimately enforced the order could lead Ahold and Cencosud to reverse the transfer of the Disco shares, at least temporarily. In that case, Ahold will hold the Disco shares for the risk and account of Cencosud and Cencosud shall take all relevant action necessary for the Disco shares to be transferred to a third party.

Ahold, Cencosud and the Argentine governments have also appealed this decision and intend to vigorously challenge the order.

On December 23, 2004, the Court of Appeal of Mendoza confirmed the December 2, 2004 decision by the San Rafael Court but allowed DAIH to appeal that decision although without granting suspensive effect to the San Rafael Court decision.

On February 8, 2005, DAIH filed an appeal with the Argentine Supreme Court against the December 23, 2004, decision from the Court of Appeal of Mendoza, denying suspensive effect on the December 8, 2004 San Rafael Court order.

Various other rulings on procedural matters have been rendered by both the San Rafael Court and the Court of Appeal of Mendoza, all of which Ahold continues to vigorously defend.

On March 23, 2005 Ahold received from escrow the final purchase amount for the approximately 85% of the shares of Disco, after reaching an agreement with Cencosud on the final purchase price adjustment resulting from the closing balance sheet of Disco. The transaction, which Ahold and Cencosud entered into on March 5, 2004, still requires Argentine antitrust approval, although this will not affect Ahold’s retention of the purchase amount. The purchase amount for the remaining approximately 15% of the Disco shares that currently have not been transferred by Ahold to Cencosud remains in escrow until such shares can legally be transferred to Cencosud. As referred to above, these shares are subject to certain Uruguayan court orders processed and executed in Argentina.

Brazilian administrative antitrust review G. Barbosa

The pending divestment of Ahold's retail chain G. Barbosa in Brazil was subject to continued administrative antitrust review. The Administrative Council for Economic Defense (“CADE”) is the Brazilian antitrust authority that permits or rejects certain acquisitions in Brazil based on their antitrust effects. CADE reviewed Ahold's acquisition of G. Barbosa in 2002 in light of Ahold's then ownership of Bompreço that acquired G. Barbosa. On December 17, 2003, CADE decided on that acquisition and issued an order (the “CADE Order”) requiring Ahold to divest 16 stores within two months in the cities of Feira de Santana, Salvador and Aracajú, which deadline had since then been extended several times.

On December 31, 2004, Ahold announced that it had signed an agreement to sell G. Barbosa to an affiliate of ACON Investments, a U.S.-based investment firm. This transaction was closed in April, 2005.

U.S. Bradlees leases

In 1992, Stop & Shop spun off Bradlees Stores, Inc. (“Bradlees”). In connection with this spin-off, Stop & Shop assigned to Bradlees certain commercial real property leases. In connection with such assignments, Stop & Shop, Bradlees and Vornado (or certain of its affiliates, collectively “Vornado”), and a landlord on a number of the assigned leases, entered into a Master Agreement and Guaranty, dated as of May 1, 1992 (the “Master Agreement”). The Master Agreement concerns 18 leases for which Vornado is the landlord.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 30

Pursuant to a 1995 bankruptcy reorganization of Bradlees, Bradlees assumed a number of leases, including leases that Stop & Shop had assigned to Bradlees in connection with the above-referenced spin-off and leases covered by the Master Agreement. On December 26, 2000, Bradlees filed for bankruptcy protection to wind down its business and liquidate its assets. In that bankruptcy, Stop & Shop and Bradlees entered into an agreement (the “Lease Designation Agreement”) for the sale and disposition of all of the 114 Bradlees real property leases, including those leases under which Stop & Shop may have potential liability under the Master Agreement or otherwise. The disposition of all leases under the Lease Designation Agreement was completed in 2001. As a result of the Master Agreement, the Lease Designation Agreement and/or under certain principles of law, Stop & Shop may still retain or incur liability under certain of the 114 Bradlees real property leases in certain circumstances.

On November 25, 2002, Vornado sent a written demand to Stop & Shop to pay certain so-called “rental increases” allegedly due under the Master Agreement in connection with certain leases. Stop & Shop disputes that it owes these amounts, and on December 31, 2002, instituted an action in the U.S. District Court for the Southern District of New York. In that action, Stop & Shop seeks a declaration that it is not obligated to pay the rental increases demanded by Vornado. Stop & Shop has moved to remand the action to New York State Court. On May 23, 2003, Vornado moved for summary judgment. On June 11, 2003, Stop & Shop opposed Vornado’s motion for summary judgment and cross-moved for summary judgment in its favor. By a letter, dated June 25, 2003, and subsequent court order, the action was held in abeyance until Vornado’s motion to interpret (discussed below) was decided.

In response to the action instituted by Stop & Shop, on April 10, 2003, Vornado made a motion to interpret in the Bradlees bankruptcy seeking an interpretation of certain court orders that Vornado claims would resolve the dispute between Stop & Shop and Vornado concerning the Master Agreement. Vornado alleges in the motion to interpret that the rental increases are worth “tens of millions of dollars,” comprised of USD 5 annually through January 31, 2012, and, if certain renewal options are exercised, USD 6 annually thereafter through the expiration of the last lease covered by the Master Agreement, which Vornado alleges could extend until 2031, depending upon whether renewal options are exercised. Stop & Shop has opposed the motion to interpret. After an unsuccessful mediation between Stop & Shop and Vornado, the bankruptcy court denied Vornado’s motion to interpret and granted Stop & Shop’s cross-motion to abstain. Vornado appealed that decision to the U.S. District Court for the Southern District of New York. On January 19, 2005 the District Court affirmed the Bankruptcy Court’s denial of Vornado’s motion to interpret and granted Stop & Shop’s motion to remand. The District Court did not decide the summary judgment motions. On January 31, 2005, Vornado made a motion for rehearing seeking to change the District Court’s affirmation of the bankruptcy court's decision on the motion to interpret to a vacatur of such decision. The District Court has not yet ruled on this motion.

Norwegian Horn and Braziunas arbitration

Arbitration proceedings were initiated on February 21, 2003, by Sverre Horn and Gediminias Braziunas (together, “Horn c.s.”) against ICA Norge AS (formerly Hakon Gruppen AS) and ICA Baltic AB (together, “ICA Norge”). Horn c.s. alleged a breach of contract relating to the performance of certain services by Horn c.s. for ICA Norge in connection with real estate development projects in Lithuania in consideration for a fee calculated as a percentage of total project costs. The total amount of the claim was NOK 445 (approximately EUR 55). The arbitration award was rendered on November 24, 2004 and constituted a rejection of all claims of Horn c.s. ICA Norge was awarded full compensation in accordance with their claims. Collection of the compensation for and on behalf of ICA Norge has commenced.

Other legal proceedings

In addition to the legal proceedings described, Ahold and its subsidiaries are parties to a number of other legal proceedings arising out of their business operations. Ahold believes that the ultimate resolution of these other proceedings will not, in the aggregate, have a material adverse effect on Ahold’s consolidated financial condition, results of operations, or cash flows. Such other legal proceedings, however, are subject to inherent uncertainties and the outcome of individual matters is not predictable. It is possible that Ahold could be required to make expenditures, in excess of established reserves, in amounts that cannot reasonably be estimated.

Ahold Annual Report 2004

Note 30

Contingent liabilities

Sale of Ahold’s operations

Related to the sale of the assets of Ahold’s operations in Malaysia, Indonesia, Thailand, Chile, Brazil, Peru, Argentina, Spain and Poland, Ahold has provided in the relevant sales agreements certain customary representations and warranties including but not limited to, completeness of books and records, title to assets, schedule of material contracts and arrangements, litigation, permits, labor matters and associate benefits and taxes. These representations and warranties will generally terminate, depending on the specific representation and warranties, one to three years after the date of the relevant agreement. The claims under the representation and warranties are capped at MYR 9 (EUR 2.25) for Malaysia, IDR 534,000 (EUR 6) for Indonesia and USD 15 for Thailand. The claims under the representations and warranties are capped at USD 30 for Chile and USD 37.7 for Bompreço and Hipercard in Brazil. For Peru, the claims are capped at USD 10 for general warranties and lower amounts for certain other warranties. The claims under the representation and warranties are capped at EUR 50 for Spain and approximately EUR 56, based on the PLN/EUR exchange rate as per the date of the relevant transaction, for the sale of certain hypermarkets in Poland.

With respect to Disco, the claims under the representation and warranties are capped at USD 15. In addition, Ahold is required to indemnify the buyers of Disco for (1) certain claims made in relating to the mandatory conversions into the Argentine pesos of certain U.S. dollar debts of Disco, (2) the assessment of taxes made by the Argentinean tax authorities related to certain bonds issued by Disco and (3) certain claims made by certain creditors of Banco Montevideo, TCB and BM Fondos. For additional information on these legal proceedings, see “Legal Proceedings” above. Ahold’s indemnification obligations relating to these legal proceedings are not capped at a certain amount nor restricted to a certain time period.

Similar representations and warranties exist for smaller divestments in 2003 as described in Note 3. The aggregate impact of a claim under such representations and warranties is not expected to be material.

U.S. Foodservice

Various matters raised by the U.S. Foodservice investigation were further reviewed to determine their impact, if any, on Ahold’s consolidated financial statements. One such matter relates to certain U.S. Foodservice vendor invoicing practices. These practices resulted in over billings by various U.S. Foodservice local branches of various vendors with respect to vendor allowances. In its 2002 annual report Ahold restated its financial statements for 2001 and 2000 with respect to these overbillings by recording a liability, which at the end of 2002 totaled USD 30.3, representing the best estimate based on the investigation of the refunds that U.S. Foodservice expected to repay to vendors. Based on further investigation and refinement of the original estimate, U.S. Foodservice reduced the recorded liabiliy to USD 23.2 in 2003 and to USD 13.9 in 2004. In late 2004, U.S. Foodservice began contacting the overbilled vendors, advising them of the overbilling end offering to repay the overbilled amounts.

Other vendor billing practices were also identified at U.S. Foodservice, which could result in disputes with vendors. Initially, such potential claims were considered probable of assertion with no associated minimum probable loss and an estimated range of reasonably possible loss contingency of from zero up to a maximum of USD 59 (USD 40 by the end of 2003). No such claims have been made and, in the event that they were, management believes that Ahold may have meritorious defenses to them. Taking into account the progress of Ahold’s remediation efforts described in the preceding paragraph and the fact that no such claims have been made, Ahold no longer believes it is probable that such claims will be made and, therefore, no liability has been accrued nor has a range of possible loss been estimated.

Put/call arrangements

Ahold has entered into various put and call options in the past in connection with some of its acquisitions. These put and call options include: the Paiz Ahold Put Option, the ICA put option, the CRC call option and the Williams & Humbert put/call option. Furthermore, an affiliate of AM N.V. has put and call options relating to projects (partly) owned by Ahold Real Estate Czech Republic B.V.

Paiz Ahold Put Option

Under the shareholders agreement relating to the Paiz Ahold joint venture, a put arrangement exists with the Paiz family, which controls Coban Holdings Inc., one of Ahold’s joint venture partners in Paiz Ahold, pursuant to which Ahold has the obligation to purchase the Paiz family’s interest in Paiz Ahold should the Paiz family’s indirect interest in CARHCO fall below 13.33%. If Ahold

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 30

and the Paiz family cannot agree on a valuation for the family‘s interest in Paiz Ahold, the family’s interest will be purchased at fair market value to be determined by an independent third-party valuation in accordance with the terms of the Paiz Ahold shareholders agreement. Furthermore, subject to limited exceptions, neither the Paiz Family nor Ahold may transfer its interest in Paiz Ahold prior to January 2007.

ICA Put Option

Under the shareholders’ agreement dated as of February 24, 2000 (the “Shareholders' Agreement”) relating to Ahold’s joint venture ICA, Ahold was contingently liable pursuant to put arrangements with its joint venture partners, IFAB and Canica (jointly the “ICA Partners”). Under these put option arrangements (the “ICA Put Option”), each of the ICA Partners had the right of first refusal with respect to the sale of the shares in ICA of the other ICA Partner. If one of the ICA Partners was offered the shares of the other ICA Partner constituting no less than 5% of the outstanding shares of ICA (the “Option Shares”) and opted not to purchase the Option Shares, the selling ICA Partner was allowed to exercise its ICA Put Option pursuant to which Ahold was obligated to purchase the Option Shares for cash. If the selling ICA Partner was exercising its ICA Put Option with respect to all of the ICA shares held by that ICA Partner, Ahold also was obligated to offer to purchase all of the shares held by the non-selling ICA Partner on the same terms and conditions as those applicable to the sale of the Option Shares. The ICA Put Option was exercisable beginning on April 27, 2004.

On July 12, 2004 Ahold received a notice from Canica that Canica had exercised its put option with respect to its 20% interest in ICA (the “Canica Put Option”).

On July 19, 2004, Ahold announced that it had entered into an agreement with IFAB to purchase from Ahold half of the shares of ICA that Ahold would acquire under the Canica Put Option.

On October 11, 2004 Ahold announced that it had received the decision from the Swedish arbitration tribunal regarding the premium which was part of the price of the Canica Put Option.

The arbitration tribunal had rejected the challenges made by Canica to the premium rate. The tribunal had established the premium rate to be 49.56%, which corresponds to the outcome of the valuation made earlier by the valuation expert engaged by the partners in ICA.

On October 25, 2004 Ahold announced that it had reached final agreement with Canica on the purchase price of Canica’s 20% interest in ICA. For more information, see Note 3. The total purchase price, including premium, that was to be paid by Ahold for the 20% stake amounted to SEK 7,350 (EUR 811). The purchase price was agreed between Ahold and Canica without having to resort to the independent valuation procedure provided for in the Shareholders’ Agreement. IFAB had agreed, as earlier announced on July 19, 2004, to purchase in cash from Ahold half of the Canica stake for SEK 2,890 (EUR 318). As a result of the abovementioned agreement between Ahold and IFAB, Ahold would pay more per share to Canica than it would receive from IFAB, which has resulted in Ahold recording an expense of EUR 87 in the third quarter of 2004 under Dutch GAAP. As part of the agreement between Ahold and IFAB, among other things, all put arrangements in the Shareholders’ Agreement were abolished upon completion of the abovementioned transactions.

On November 5, 2004 Ahold announced that it had closed the transaction relating to the purchase of the 20% interest of Canica in ICA. Simultaneously, the sale of half of this stake to IFAB had been completed.

Ahold used available cash to fund the purchase of Canica’s shares.

CRC. Ahold Co. Ltd. call option

On March 3, 2004, Ahold reached an agreement on the sale of its stake in CRC. Ahold Co. Ltd. to its partner, the Central Retail Corp. Limited. The relevant call option of Central Retail Corp. Limited has been terminated as a result.

Williams & Humbert put/call option

Medina, Ahold’s partner in Williams & Humbert, has a call option (the “Medina Call Option”), pursuant to which if (i) Williams & Humbert experiences a deviation of more than a EUR 3 from its projected cash flows as described in the business plan and (ii) all of the debt owed by Williams & Humbert to Ahold, which as of December 31, 2004 was EUR 75, has been repaid, then

Ahold Annual Report 2004

Note 30

Medina may purchase the shares of Williams & Humbert held by Ahold. In addition, Medina has granted Ahold a put option over the shares held by Ahold in Williams & Humbert (the “Ahold Put Option”) which entitles Ahold to sell, and requires Medina to purchase, at the price of EUR 1 per share all of the shares of Williams & Humbert held by Ahold. However, the Ahold Put Option may only be exercised by Ahold if Medina fails to exercise the Medina Call Option. Ahold has not recorded a liability because the risk that the Medina Call Option will be exercised by Medina is determined by Ahold to be remote.

Ahold Real Estate Czech Republic B. V.: put and call option

Pursuant to an agreement that Ahold Real Estate Czech Republic B.V. (“Ahold Czech Republic”) reached with its partner AM Development International B.V. (previously named Multi Development Corporation International B.V.) (“AM”) in the joint venture Retail Development Company Holding B.V. (“RDCH”), Ahold Czech Republic transferred its 50% stake in RDCH to AM on March 2, 2004. As a result, the relevant put and call options, agreed in respect of RDCH, were terminated.

Under a shareholders’ agreement between Ahold Czech Republic and AM, Ahold Czech Republic is required to act as an “interim” end investor and purchase 50% of the joint development projects with AM that cannot be sold to a third-party purchaser prior to opening a completed project. As of the end of 2003, Ahold Czech Republic recorded a liability of EUR 50 for two development projects under construction - shopping centers Plzen and Olomouc. The Plzen shopping center was divested on September 7, 2004 to a third party. The Olomouc shopping center was completed and subsequently opened on August 25, 2004. As no projects are under construction, no put option exists under the shareholders’ agreement between Ahold Czech Republic and AM and Ahold Czech Republic, as of the end of 2004, no longer needs to record a related liability.

Ahold Annual Report 2004

Note 31

31	Reconciliation of Dutch GAAP to US GAAP

The Company’s consolidated financial statements have been prepared in accordance with Dutch GAAP, which varies in certain respects from US GAAP. Such differences include methods for measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by US GAAP. The principal differences between Dutch GAAP and US GAAP for the Company are quantified and described below.

a. Reconciliation of consolidated net income (loss) and consolidated shareholders’ equity from Dutch GAAP to US GAAP

The effects of the application of US GAAP on consolidated net income (loss) for fiscal years 2004, 2003 and 2002 are set out in the table below:

		2004	2003	2002
			(As restated, see note 31.f)	(As restated, see note 31.f)
Net loss in accordance with Dutch GAAP		(436)	(1)	(1,208)

Items increasing (decreasing) net income (loss)
Recognition and amortization of goodwill	1	134	166	253
Recognition and amortization of other intangible assets	2	(27)	(18)	(25)
Impairment of:
Goodwill and other intangible assets	3	(156)	(66)	(751)
Other long-lived assets	4	33	26	9
Measurement of assets held for sale	5	(200)	(486)	—
Goodwill purchase accounting adjustments	6	(62)	(8)	(15)
Restructuring provisions	7	(4)	14	(26)
Sale and leaseback of property	9	11	(38)	(36)
Derivative instruments	10	58	(25)	(21)
ICA Put Option	11	203	(39)	(44)
Divestments	12	553	(6)	—
Share in income (loss) of joint ventures and equity investees, net of tax	13	8	(40)	103
Other	14	31	(2)	(13)
Income tax effect of reconciling items		(33)	(64)	21
Minority interest impact on reconciling items		5	(2)	—

Income (loss) in accordance with US GAAP before cumulative effect of changes in accounting principles		118	(589)	(1,753)
Cumulative effect of changes in accounting principles for:
Consolidation of Variable interest entities net of income tax benefit of EUR 3	8	(8)	—	—
Goodwill and other intangible assets including EUR 1,846 relating to U.S. Food-service, net of income tax benefit of EUR 257	3	—	—	(2,499)
Goodwill in joint ventures and equity method investees		—	—	(93)
Accounting by a customer of certain consideration received from vendors, net of income tax expense of EUR 47	15	—	(100)	—

Net income (loss) in accordance with US GAAP		110	(689)	(4,345)
Dividend on cumulative preferred financing shares		(44)	(38)	(38)

Net income (loss) available to common shareholders under US GAAP		66	(727)	(4,383)

Ahold Annual Report 2004

Note 31

The effect of the application of US GAAP on consolidated shareholders’ equity as of January 2, 2005 and December 28, 2003 are set out in the table below:

		January 2, 2005	December 28, 2003 (As restated, see note 31.f)
Shareholders’ equity in accordance with Dutch GAAP		4,600	4,851
Items increasing (decreasing) shareholders’ equity
Goodwill, net of accumulated amortization	1	7,054	7,331
Other intangible assets, net of accumulated amortization	2	459	619
Impairment of:
Goodwill and other intangible assets	3	(3,733)	(3,577)
Other long-lived assets	4	46	29
Measurement of assets held for sale	5	(208)	(486)
Restructuring provisions	7	10	24
Variable interest entities	8	(11)	—
Sale and leaseback of property	9	(209)	(230)
Derivative instruments	10	29	(67)
ICA Put Option	11	—	(601)
Investments in joint ventures and equity investees, net of tax	13	1,546	1,793
Other	14	(23)	(44)
Income tax effect of reconciling items	15	(38)	(27)
Minority interest impact on reconciling items	16	(67)	(97)

Shareholders’ equity in accordance with US GAAP		9,455	9,518

1	Recognition and amortization of goodwill

Under Dutch GAAP, through November 2000, goodwill was charged directly to shareholders’ equity upon acquisition. As discussed in Note 2, effective December 1, 2000, the Company changed its accounting policy under Dutch GAAP to capitalize and amortize goodwill on a straight-line basis over a period not exceeding 20 years. This change in accounting policy was applied prospectively for all business combinations completed after December 1, 2000.

Under US GAAP, for business combinations initiated through June 30, 2001, goodwill was capitalized and amortized on a straight-line basis over a period not exceeding 40 years. The Company adopted SFAS No. 141 “Business Combinations” (“SFAS No. 141”) and SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”) for business combinations initiated after June 30, 2001. Effective 2002, the provisions of SFAS No. 142 were applied to goodwill and other intangible assets acquired prior to June 30, 2001. Since the adoption of SFAS No. 141 and SFAS No. 142 goodwill is no longer amortized, but rather tested, at least annually, for impairment.

During 2004, 2003 and 2002, the Company recognized EUR 154, EUR 166 and EUR 253 of goodwill amortization, respectively under Dutch GAAP, which are added back to determine net income for US GAAP. EUR 19 of goodwill amortization add back 2004 is related to divested entities and classified under divestments.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 31

2	Recognition and amortization of other intangible assets

Under Dutch GAAP, through December 2000, brand names and other intangible assets acquired as part of a business combination were charged to shareholders’ equity as an integral part of goodwill arising upon acquisitions. Effective January 1, 2001, the Company’s accounting policy is to capitalize and amortize brand names and other intangible assets, on a straight-line basis over a period not exceeding 20 years.

Under US GAAP, through December 30, 2001, intangible assets were amortized over a period not exceeding 40 years. Upon adoption of SFAS No. 142 on December 31, 2001, the Company re-assessed the useful lives of its other intangible assets and deemed its brand names to have an indefinite useful life as defined in SFAS No. 142. Accordingly, brand names are no longer amortized under US GAAP after December 31, 2001.

During 2004, 2003, and 2002, the Company recognized higher amortization under US GAAP of EUR 27, EUR 18, and EUR 25 respectively, primarily related to intangible assets acquired as part of business combinations before January 1, 2001, which were not capitalized under Dutch GAAP.

Ahold’s other intangible assets as determined in accordance with US GAAP consist of:

	As of January 2, 2005			As of December 28, 2003
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized other intangible assets
Customer relationships	387	211	176	400	164	236
Trade name licenses	—	—	—	27	26	1
Lease related intangibles	290	90	200	272	57	215
Other	61	17	44	103	53	50
Total - amortized other intangible assets	738	318	420	802	300	502

Unamortized other intangible assets
Intangible pension asset			10			20
Brand names			444			540

Total - unamortized other intangible assets			454			560

Total intangible assets			874			1,062

As of January 2, 2005, other intangible assets relating to discontinued operations for an amount of EUR 32 were classified as assets held for sale.

Total amortization expense for other intangible assets recognized under US GAAP was EUR 91, EUR 97, and EUR 111 for the years ended January 2, 2005, December 28, 2003, and December 29, 2002 respectively. Estimated amortization expense for the next five years for the other intangible assets is as follows:

Estimated amortization expense
2005	86
2006	86
2007	86
2008	44
2009	39

Ahold Annual Report 2004

Note 31

3	Impairment of goodwill and other intangible assets

Under Dutch GAAP, goodwill and other intangible assets are evaluated for impairment if there are changes in circumstances that indicate that the carrying amount of the assets may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its recoverable amount, calculated as the higher of either the net selling price or the discounted future net cash flows expected to result from the use of the asset and its eventual disposition.

Under US GAAP, after adoption of SFAS No. 142, the Company ceased amortizing goodwill and brand names. SFAS No. 142 requires an evaluation of goodwill for impairment at the reporting unit level annually or more frequently if circumstances indicate a possible impairment. This impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of a reporting unit to its carrying value, including goodwill. If the carrying value exceeds the fair value of the reporting unit, a second step is performed, which compares the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any.

Under US GAAP, the reporting unit measurement of fair value is based on the company's best estimate of future discounted cash flows. Each reporting unit’s discounted cash flow analysis uses a discount rate that corresponds to the reporting unit’s weighted-average cost of capital.

The additional impairment recognized under US GAAP mainly relates to an impairment of goodwill that had been capitalized under US GAAP prior to December 1, 2000, when goodwill was charged directly to equity under Dutch GAAP. Furthermore, reconciling items between Dutch and US GAAP arise from the difference in the manner in which the goodwill impairment is calculated as described above.

In 2004, under Dutch GAAP, the Company recognized goodwill impairment of EUR 2 as discussed in Note 12 and impairment on other intangible assets of EUR 23 as discussed in Note 13. The Company recognized additional impairment of EUR 156 under US GAAP related to goodwill that was not capitalized under Dutch GAAP. The impairment relates to Tops Markets. A decline in performance as a result of intense competition from supercenters, discounters and other supermarkets was the primary cause of the impairment. Furthermore, Tops Markets performance was not able to compensate for the increase in discount rate used for the calculation of fair value. The increased rate correlates to the increase in risk for the retail sector as well as an increase in interest rate by the U.S. Federal Reserve.

In 2003, under Dutch GAAP, the Company recognized goodwill impairment of EUR 45 as discussed in Note 12 and impairment on other intangible assets of EUR 27 as discussed in Note 13. The Company recognized additional impairment under US GAAP related to goodwill and other intangible assets of EUR 57 and EUR 9, respectively, in connection with the annual impairment test. The additional impairment on goodwill related to impairment at Deli XL of EUR 71 for which no goodwill was capitalized under Dutch GAAP, offset by a lower impairment of EUR 14 under US GAAP as compared to Dutch GAAP related to South America. The Deli XL impairment resulted primarily from downward revisions of expected future cash flows. Additional impairment on other intangibles relates to impairment of customer lists at U.S. Foodservice of EUR 9.

In 2002, under Dutch GAAP, the Company recognized goodwill impairment of EUR 1,281 and impairment on other intangible assets of EUR 6. Under US GAAP, additional goodwill impairment was recognized of EUR 3,228, including a transitional impairment of EUR 2,499, net of income tax benefit of EUR 257 as explained below. Additional impairment for other intangible assets of EUR 22, including a transitional impairment of EUR 6 for brand names and EUR 16 relating to impairment on other intangible assets, was recognized.

The Company recognized under US GAAP a transitional goodwill impairment of EUR 2,499, net of income tax benefit of EUR 257, upon adoption of SFAS No. 142 in 2002, related to certain consolidated subsidiaries as a cumulative effect of a change in accounting principle. The transitional goodwill impairment relates to goodwill that was not capitalized under Dutch GAAP and was comprised of the following:

Ahold Annual Report 2004

Financial Statements — Notes to the Consolidated Financial Statements

Note 31

Segment	Amount
U.S. Foodservice	1,846
Rest of World	510
Other Europe	136
Other	7

The Company recognized a transitional impairment of EUR 6 related to Peapod Inc.'s brand name, which is included within the “Stop&Shop/Giant Landover” reportable segment.

In addition to transitional impairment and impairment recorded under Dutch GAAP, the Company recognized additional impairment under US GAAP related to goodwill and other intangible assets amounting to EUR 735 and EUR 16, respectively, during 2002 in connection with the annual impairment test required by SFAS No. 142, primarily consisting of the following:

Segment	Amount
U.S. Foodservice	529
BI-LO/Bruno's	7
Stop&Shop / Giant-Landover	43
Rest of World	41
Other Europe	131

As a result of the aforementioned Dutch GAAP and additional US GAAP impairment, total goodwill impairment under US GAAP for 2002 amounted to EUR 4,766. Total impairment relating to other intangible assets amounted to EUR 28.

The following table discloses Ahold's US GAAP goodwill balance, including goodwill related to entities that were held for sale as of January 2, 2005, by reportable segment within its retail segment:

	Stop & Shop/ Giant Landover	Giant-Carlisle/ Tops	BI-LO/ Bruno's	Albert Heijn	Central Europe	Other Europe	Rest of World	Total
Balance as of December 30, 2001	3,903	284	183	93	22	1,686	814	6,985

Transitional impairment	—	—	—	—	—	(136)	(511)	(647)
Acquisitions	—	—	6	14	—	—	239	259
Purchase accounting adjustments	(12)	5	41	—	—	22	(47)	9
Divestments	—	—	—	—	—	(1)	—	(1)
Impairment	(39)	—	(139)	—	—	(997)	(312)	(1,487)
Exchange rate difference	(598)	(45)	(29)	—	—	—	(150)	(822)

Balance as of December 29, 2002	3,254	244	62	107	22	574	33	4,296

Purchase accounting adjustments	(19)					5		(14)
Divestments	—	—	(9)	(6)	—	—	—	(15)
Impairment	—	—	—	—	—	—	(32)	(32)
Exchange rate difference	(523)	(39)	(10)	—	—	—	—	(572)

Balance as of December 28, 2003	2,712	205	43	101	22	579	1	3,663

Acquisitions				8	3	5		16
Purchase accounting adjustments	(12)	—	—	—	—	(4)	—	(16)
Divestments	—	—	—	—	—	(260)	(1)	(261)
Impairment	—	(156)	—	—	—	—	(2)	(158)
Exchange rate difference	(228)	(11)	(3)	—	(2)	—	2	(242)

Balance as of January 2, 2005	2,472	38	40	109	23	320	—	3,002

Ahold Annual Report 2004

Note 31

The following table discloses Ahold's US GAAP goodwill balance for its foodservice segment:

	U.S. Foodservice	Deli XL	Total
Balance as of December 30, 2001	6,024	143	6,167

Transitional impairment	(2,103)	—	(2,103)
Acquisitions	78	—	78
Purchase accounting adjustments	101	—	101
Divestments	—	(2)	(2)
Impairment	(529)	—	(529)
Exchange rate difference	(598)	—	(598)

Balance as of December 29, 2002	2,973	141	3,114

Acquisitions	2		2
Purchase accounting adjustments	(8)	—	(8)
Impairment	—	(71)	(71)
Exchange rate difference	(488)	—	(488)

Balance as of December 28, 2003	2,479	70	2,549

Purchase accounting adjustments	(58)		(58)
Exchange rate difference	(206)	—	(206)

Balance as of January 2, 2005	2,215	70	2,285

As of January 2, 2005, goodwill relating to discontinued operations for an amount of EUR 132 was classified as assets held for sale.

4	Impairment of other long-lived assets

Under Dutch GAAP, long-lived assets are subject to impairment testing when circumstances indicate that an impairment may exist. In determining whether impairments exist, the Company groups its assets at the lowest level of identifiable cash flows. If the carrying amount of an asset (or asset group) exceeds its recoverable amount, which is generally measured based on discounted cash flows, an impairment is recognized in an amount equal to the difference.

Under US GAAP, SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” (“SFAS No. 144”), long-lived assets are subject to impairment tests when circumstances indicate that an impairment may exist. In determining whether an impairment exists, the carrying value of the asset is compared to the undiscounted cash flows associated with the asset under consideration. If an asset's (or asset group's) carrying amount exceeds the sum of the undiscounted cash flows that are expected to be generated from the use and eventual disposition of the asset an impairment is recognized in an amount equal to the amount by which the asset's carrying amount exceeds its fair value, which is generally measured based on discounted cash flows. Long-lived assets and certain identifiable other intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Ahold Annual Report 2004

Financial Statements — Notes to the Consolidated Financial Statements

Note 31

The following is a reconciliation of consolidated net income (loss) related primarily to lower impairment, due to differences described above, recorded under US GAAP for the following entities:

	Consolidated net income (loss)			Consolidated shareholders' equity
	2004	2003	2002	January 2, 2005	December 28, 2003
Ahold Spain	—	11	—	—	11
Tops	15	10	8	26	14
Stop & Shop	8	—	—	8	1
Other	10	5	1	12	3

Total	33	26	9	46	29

5	Measurement of assets held for sale

When the Company has approved and announced its plan for discontinuance of an asset (or asset group), those assets should be analyzed for impairment. Under Dutch GAAP, this impairment analysis compares the estimated net selling price against the carrying value of the net assets, excluding the cumulative currency translation adjustments related to the net assets, which are recorded in shareholders' equity.

Under US GAAP, if the Company has a current expectation that, more likely than not, an asset (or asset group) will be sold before the end of its estimated useful life and the asset qualifies as held for sale, an impairment analysis should be performed. This impairment analysis compares the estimated net selling price against the carrying value of the asset, including the cumulative currency translation adjustments related to the asset, which had been recorded in shareholders' equity. Under US GAAP, assets classified as held for sale are not depreciated as long as they are classified as such.

Under US GAAP, the Company recorded an additional impairment charge of EUR 200, net of the reversal of depreciation recorded under Dutch GAAP, in 2004 with respect to these businesses due to a higher carrying value of the assets under US GAAP as compared to Dutch GAAP. For the calculation of the US GAAP impairment, the unrealized cumulative translation adjustment of EUR 185, was taken into account for determining the carrying value of the business.

In 2003, the Company recorded an impairment under US GAAP of EUR 486 with respect to the businesses that qualify as assets held for sale due to a higher carrying value including cumulative translation adjustment under US GAAP as compared to Dutch GAAP.

6	Goodwill purchase accounting adjustments

Under both US GAAP and Dutch GAAP, companies generally have one year after the consummation of a business combination to adjust the purchase price allocation to goodwill generated in the transaction. After one year, these adjustments generally have to be recorded in the statement of operations under US GAAP and Dutch GAAP. Unlike Dutch GAAP, US GAAP provides an exemption for adjustments relating to income tax items in accordance with EITF Issue No. 93-7 "Uncertainties Related to Income Taxes in a Purchase Business Combination" ("EITF No. 93-7") which permits adjustment to goodwill for tax-related items after the one-year period. Under Dutch GAAP, these adjustments have to be recorded in the statement of operations.

In connection with the purchase price allocation relating to its acquisition of U.S. Foodservice and Giant Landover, the Company established a valuation allowance relating to certain operating loss carryforwards, since the Company did not believe that it was more likely than not that the operating loss carryforward could be utilized. The Company believed that it would be limited in the use of these loss carryforward by the tax authorities. Furthermore, the Company established certain tax contingency reserves as part of the purchase price allocation relating to U.S. Foodservice for expenses it believed would be disallowed by tax authorities. Subsequent to the original assessment and after consultation with the tax authorities, the Company determined that the loss carryforwards were not limited as to their use and that the expenses would not be disallowed.

The Company released a total of EUR 62, EUR 8 and EUR 15 in 2004, 2003 and 2002, respectively, to its statement of operations under Dutch GAAP, primarily relating to the release of the reversal of valuation allowances and tax contingency reserves described above. These releases were reversed to goodwill under US GAAP.

Ahold Annual Report 2004

Note 31

7	Restructuring provisions

Under Dutch GAAP, restructuring provisions are recorded for expected costs of planned reorganizations only if certain specified criteria are met, as described in Note 2.

Under US GAAP, through December 2002, the criteria that had to be met in order to record a restructuring provision, included a requirement to communicate the terms of a restructuring plan to associates prior to recognition of the related provision, were defined in EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” and EITF Issue No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination” and further discussed in SEC Staff Accounting Bulletin No. 100 “Restructuring and Impairment Charges” (“SAB 100”). Effective January 1, 2003, Ahold adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 changed the criteria for recording a restructuring provision to consider future services required to be rendered for severance related benefits. SFAS No. 146 also changed the criteria related to recognition of costs associated with the termination of contracts to include a distinction between early termination costs and continuing costs to be incurred without economic benefit. Application of these provisions can result in differences in both the timing and amount of restructuring charges recognized under US GAAP as compared to Dutch GAAP.

8	Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51”, as amended by FIN 46(R) in December 2003. FIN 46(R) requires an investor with a majority of the variable interest (primary beneficiary) in a variable interest entity (“VIE”) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) was effective immediately for all new VIEs created after January 31, 2003. For VIEs created prior to February 1, 2003, FIN 46(R) is effective for the Company as of January 2, 2005. As the Company applies FIN 46(R) at the end of the reporting period, the impact of the initial consolidation of the VIEs is reflected in the consolidated financial statements as a cumulative effect of the accounting change as of the balance sheet date.

The Company has determined it is the primary beneficiary of a number of variable interest entities as defined by FIN 46(R), which are currently not consolidated under Dutch GAAP. These entities primarily are real estate ventures with approximately EUR 53 in cumulative total assets and retail franchisees with approximately EUR 28 in cumulative total assets. Certain assets have been collateralized not only to the Company but also to third party finance institutions. In certain instances, creditors of these consolidated VIEs do have recourse to the general credit of the primary beneficiary. The cumulative effect of the adoption of FIN 46(R) amount to a loss of EUR 8, net of tax of EUR 3, which has been presented as the cumulative effect of a change in accounting policy in 2003.

9	Sale and leaseback of property

As discussed in Note 2, the Company enters into sale and leaseback arrangements with various financial institutions, whereby the Company sells various retail properties and simultaneously leases them back from the purchaser. Under Dutch GAAP, if a sale and leaseback transaction transfers substantially all risks and rewards of ownership to the buyer-lessor and the transaction is established at fair value, the gain or loss on the sale is recognized immediately in the consolidated statement of operations. If such sale and leaseback transaction is established above fair value, the excess of the sales price over fair value of the underlying property should be deferred and amortized over the lease term. If a sale and leaseback transaction does not transfer substantially all risks and rewards of ownership to the buyer-lessor, any gain should be deferred and recognized ratably over the lease term.

US GAAP has more specific accounting criteria for sale and leasebacks under SFAS No. 28 “Accounting for Sales with Leasebacks”, SFAS No. 66 “Accounting for Sales of Real Estate” and SFAS No. 98 “Accounting for Leases” (“SFAS No. 98”). Under SFAS No. 98, a seller-lessee is required to make a determination whether the transaction qualifies for sale and leaseback accounting. Where sale and leaseback transactions do not qualify for sale and leaseback accounting, they are required to be accounted for as financings.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 31

Under US GAAP, gains on transactions qualifying as sale and leasebacks are recognized based on the degree to which the seller-lessee retains the right to use the real estate through the leaseback. Where the seller-lessee retains substantially all of the use of the property, the gain on the sale transaction is required to be deferred and amortized over the lease term. Where the seller-lessee retains only a minor use of the property, any profit or loss generally is recognized at the date of sale. If the seller-lessee retains more than a minor part but less than substantially all of the use of the property, any profit in excess of the present value of the minimum lease payments is recognized at the date of sale. Losses are recognized immediately upon consummation of the sale. As a result of the aforementioned difference between US GAAP and Dutch GAAP certain gains that were recognized at the date of sale and leaseback transactions under Dutch GAAP were deferred under US GAAP.

In 2004, US GAAP gains on sale and leaseback transactions were EUR 11 higher than under Dutch GAAP. This was mainly the result of the amortization into income of EUR 16 and EUR 11 relating to previously deferred gains on sale and leaseback transactions at Ahold Vastgoed and Ahold Lease U.S.A., respectively. This was offset by deferrals of EUR 12 and EUR 3 in connection with several sale and leaseback transactions by Ahold Real Estate Europe and Stop & Shop, respectively.

In 2003, US GAAP gains on sale and leaseback transactions were EUR 38 lower than under Dutch GAAP. This was mainly the result of the deferral of EUR 17 in connection with several sale and leaseback transactions by Ahold Real Estate Europe, EUR 22 in connection with several sale and leaseback transactions by Giant-Landover, EUR 10 in connection with a sale and leaseback transaction by Ahold Vastgoed, and EUR 5 in connection with two sale and leaseback transactions in Spain. These deferred gains were partially offset by the amortization under US GAAP of EUR 16 relating to previously deferred gains on sale and leaseback transactions, which was amortized into income in 2003. Included in the EUR 38 deferral is EUR 28 which relates to several transactions, each involving the sale of shopping centers, which included, among others, Company stores. The Company sold the respective properties and only leased back the Company stores. As a result of various forms of continuing involvement that the Company has maintained in certain of the Company stores, such sale and leasebacks are accounted for as financing transactions under US GAAP. No gain is recognized on the sale under US GAAP. Under Dutch GAAP, the transactions were bifurcated between the Company store and the other stores in the shopping center and deemed two separate transactions. As a result, a total gain of EUR 28 was recognized under Dutch GAAP related to the portion of the shopping centers sold and not leased back.

In 2002, US GAAP gains on sale and leaseback transactions were EUR 36 lower than under Dutch GAAP. This was mainly the result of the deferral of EUR 25 in connection with several sale and leaseback transactions by Ahold Real Estate Europe, EUR 11 in connection with sale and leaseback transactions by Giant-Landover, EUR 11 in connection with the sale and leaseback transactions in Poland and EUR 7 in connection with sale and leaseback transactions by various other operating companies. These deferred gains were partially offset by the amortization under US GAAP of EUR 18 relating to previously deferred gains on sale and leaseback transactions which were amortized into income in 2002

10	Derivative instruments

Under Dutch GAAP, gains and losses from derivative financial instruments that are designated and qualify as hedges are deferred and recognized in the consolidated statement of operations in the same period in which the underlying hedge exposure affects earnings.

Under US GAAP, SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) and SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”) establish accounting and reporting standards for derivative instruments, including embedded derivatives, and for hedging activities. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in income or shareholders’ equity (as a component of other comprehensive income). SFAS No. 133 prescribes requirements for designation and documentation of hedging relationships and ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80% to 125% effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction. Measurement of amounts to be recorded in income due to hedge ineffectiveness is based on the dollar-offset method as required by SFAS No. 133.

Ahold Annual Report 2004

Note 31

For qualifying fair value hedges, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk is recorded in income. If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instruments gain or loss is reported in shareholders’ equity as other comprehensive income and is reclassified into earnings in the period during which the transaction being hedged affects earnings. The ineffective portion of a hedging derivative’s fair value change is recorded in current earnings.

11	Valuation of ICA Put Option

In connection with the acquisition of its 50% interest in ICA in 2000, the Company granted the ICA Put Option to its joint venture partners. As described in more detail in Note 30, the joint venture partners had the right to sell their shares in ICA to Ahold, which was exercised on July 12, 2004. The price at which the shares could be sold to Ahold included a premium rate over the value at which the estimated price the option shares would be trading if ICA were a publicly traded company, the deemed fair market value.

Under US GAAP, the ICA Put Option was considered to be an in-the-money written put option that was recorded at fair value since the price at which the shares can be sold to the Company under the ICA Put Option includes a premium rate in excess of the fair value of the Option Shares excluding any control premium. The fair value was estimated at approximately EUR 459 at the date the 50% interest in ICA was purchased. Under US GAAP, EUR 459 was recorded as part of the consideration paid to acquire the Company’s 50% interest in ICA and recorded as a liability. Increases in the fair value of the Put Option liability amounting to EUR 39 and EUR 44 in 2003 and 2002, respectively, were recorded in income under US GAAP.

On November 5, 2004, Canica exercised its ICA Put Option to sell 20% of ICA to Ahold for EUR 811. Concurrently Ahold agreed to sell on a 10% interest to IFAB for EUR 318, whereby IFAB waived its right to make use of its put option. Under Dutch GAAP, the purchase and subsequent resale of the 10% interest in ICA to IFAB was considered an onerous contract, resulting in a loss of EUR 87 under Dutch GAAP. Under US GAAP, this transaction resulted in a net gain of EUR 191, due to the release of the Put Option liability. Additionally an expense of EUR 75 was recognized in 2004, relating to the increase in the fair value of the Put Option until the transaction described above.

12	Divestments

Under Dutch GAAP, the difference between the proceeds from the sale of a component of the Company’s business and the carrying value of the assets is recorded within operating income as a gain or loss on divestments. At the date of sale, the carrying value of the assets includes a portion of goodwill, which was directly charged to shareholders’ equity prior to December 2001 as well as the cumulative currency translation adjustments (“CTA”) that had previously been recorded in shareholders’ equity.

Under US GAAP, the difference between the sales proceeds and the carrying value of the assets is also recorded as a result of divestments, but is classified within discontinued operations rather than operating income. Under US GAAP the CTA is on a divestment can result in an impairment charge before the completion of the diestment which can lead to a difference in the actual gain or loss on the divestment as discussed below.

Under Dutch GAAP, the Company recorded a loss on divestments in 2004 of EUR 495 as described in Note 3. Under US GAAP, the loss was EUR 553 lower, resulting in a gain of EUR 58. This is because under Dutch GAAP, the Company recognized the loss on divestment at the moment of divestment 2004 while under US GAAP the Company already recognized an impairment on assets held for sale in 2003, since the CTA was taken into account in the impairment calculation under US GAAP in 2003. As a result the loss on divestments under US GAAP was EUR 501 lower in 2004. The remaining differences result primarily from differences in the carrying values between Dutch GAAP and US GAAP of the assets sold. See section 16 “Discontinued Operations” of this note for a list of entities that were divested in 2004 and 2003.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 31

13	Share in income (loss) of joint ventures and equity investees, net of tax

Ahold records its share of income (loss) of joint ventures and equity investees under both Dutch GAAP and US GAAP. This adjustment reflects various difference between Ahold’s share in net income (loss) of joint ventures and equity investees determined under Dutch GAAP and its share in net income (loss) of joint ventures and equity investees determined under US GAAP. Additional difference relates to goodwill recorded relating to the investment in the equity investee which is no longer amortized under US GAAP.

14	Other

Other includes various individually insignificant differences between Dutch GAAP and US GAAP, including accounting for provisions, leases, capitalized software costs, inventory, prepaid promotions and guarantees.

15	Vendor Allowances

Under Dutch GAAP, the adoption of a new accounting policy should be applied to all activities taking place during the year in which the change was introduced. A choice should be made by the Company to reflect the cumulative effect of the accounting change net of tax in (a) opening equity or (b) as a separate item in operating income. Once a choice has been made it must be applied consistently from period to period for all future changes in accounting principles. Under Dutch GAAP, the Company presents the cumulative effect of a change in accounting principle as an adjustment to opening equity.

Under US GAAP, the change in accounting policy relating to the adoption of EITF 02-16 in 2003 was reported as a cumulative effect of a change in accounting policy in accordance with APB Opinion No. 20 “Accounting Changes.” Accordingly, the amount of the cumulative effect (net of taxes) is shown separately in the consolidated statement of operations.

The Company recorded a cumulative-effect adjustment under Dutch GAAP in opening equity in the amount of EUR 100 net of tax of EUR 47. Included in this amount was cumulative-effect adjustment attributable to investments in joint ventures and equity investees of EUR 1.

16	Discontinued operations

Under Dutch GAAP, the results from discontinued operations are included in continuing operations in the Company’s statement of operations, until the date the segment or asset held for sale operations are actually sold. The gain or loss on disposal is recognized in operating income. Under US GAAP, the results from discontinued operations are presented separately from continuing operations in the statement of operations. As required under US GAAP the prior year statements of operations and balance sheets are retroactive restated to present discontinued operations in a separate line item.

Ahold Annual Report 2004

Note 31

In 2004, the Company had the following components that qualify as discontinued operations under US GAAP, since they were either divested during 2003 or 2004 or held for sale as of January 2, 2005:

Discontinued operations – Assets held for sale as of January 2, 2005

BI-LO/Bruno’s(a)

Deli XL(b)

Tops convenience stores(c)

G. Barbosa(d)

Williams & Humbert(e)

Poland Hypermarkets(f)

Discontinued operations divested in 2004

Disco S.A. Buenos Aires, Argentina(d)

Ahold Supermercados, S.L. Madrid, Spain(e)

Bompreço, Recife, Brazil(d)

Hipercard, Recife, Brazil(d)

CRC. Ahold Co. Ltd, Bangkok, Thailand(d)

Discontinued operations divested in 2003

PT Putra Serasi Pioneerindo, Jakarta, Indonesia(d)

TOPS Retail (Malaysia) Sdn. Bdn., Kuala Lumpur, Malaysia(d)

Santa Isabel S.A., Santiago, Chile(d)

Supermercados Stock S.A., Asuncion, Paraguay(d)

Golden Gallon, U.S.(a)

Supermercados Santa Isabel S.A., Lima, Peru(d)

De Tuinen B.V., Beverwijk, The Netherlands(g)

Jamin Winkelbedrijf B.V., Oosterhout, The Netherlands(g)

De Walvis, Zaandam, The Netherlands(g)

(a)	Retail – BI-LO/Bruno’s Arena segment.

(b)	Foodservice – Deli XL segment.

(c)	Retail – Giant Carlisle/Tops Arena segment.

(d)	Retail – Rest of World segment.

(e)	Retail – Other Europe segment.

(f)	Retail – Central Europe Arena segment.

(g)	Retail – Albert Heijn Arena segment.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 31

The condensed consolidated US GAAP statement of operations is presented below to reflect the different presentation for results from discontinued operations.

b. Condensed consolidated statements of operations under US GAAP

The following presents the Company’s condensed consolidated statements of operations in accordance with US GAAP:

	2004	2003	2002
		(As restated, see Note 31.f)	(As restated, see Note 31.f)
Net sales	44,163	45,422	50,801

Cost of sales	(35,066)	(36,208)	(40,117)

Gross profit	9,097	9,214	10,684

Operating expenses	(8,340)	(8,232)	(9,457)

Operating income (loss)	757	982	1,227

Financial expense, net	(403)	(899)	(825)

Income (loss) before income tax	354	83	402

Income tax benefit (expense)	(193)	(19)	(382)

Income (loss) after income taxes	161	64	20

Share in net income (loss) of joint ventures and equity investees	151	122	65
Minority interest	(8)	(16)	(11)

Income (loss) from continuing operations	304	170	74

Income (loss) from discontinued operations before income tax	(229)	(778)	(1,825)
Income tax expense discontinued operations	43	19	(2)

Income (loss) from discontinued operations after income tax	(186)	(759)	(1,827)

Income (loss) before cumulative effect of changes in accounting principles	118	(589)	(1,753)

Cumulative effect of changes in accounting principle for FIN 46(R), consideration received from vendors and goodwill net of income tax benefits of EUR 2, EUR 47 and EUR 257, respectively	(8)	(100)	(2,499)
Cumulative effect of a change in accounting principle for goodwill in joint ventures and equity method investees	—	—	(93)

Net income (loss) in accordance with US GAAP	110	(689)	(4,345)

Dividends on cumulative preferred financing shares	(44)	(38)	(38)

Net income (loss) available to common shareholders	66	(727)	(4,383)

Ahold Annual Report 2004

Note 31

	2004	2003 (As restated, see Note 31.f)	2002 (As restated, see Note 31.f)
Net income (loss) in accordance with US GAAP per common share:
Basic
Income from continuing operations	0.17	0.13	0.04
Income (loss) from discontinued operations	(0.12)	(0.74)	(1.83)
Cumulative effect of changes in accounting principles	(0.01)	(0.10)	(2.59)

Net income (loss) per common share	0.04	(0.71)	(4.38)

Diluted
Income from continuing operations	0.17	0.13	0.04
Income (loss) from discontinued operations	(0.12)	(0.74)	(1.83)
Cumulative effect of changes in accounting principles	(0.01)	(0.10)	(2.59)

Net income (loss) per common share	0.04	(0.71)	(4.38)

Weighted average number of common shares outstanding (x 1,000)
Basic	1,553,007	1,024,465	1,001,347
Diluted	1,553,603	1,024,632	1,002,301

The following are the Company's consolidated statements of comprehensive loss prepared in accordance with US GAAP for 2004, 2003 and 2002:

	2004	2003 (As restated, see Note 31.f)	2002 (As restated, see Note 31.f)
Net income (loss) in accordance with US GAAP	110	(689)	(4,345)
Other comprehensive income (loss)

Foreign currency translation adjustments	(638)	(1,397)	(2,077)

Reclassified cumulative translation adjustment of divestments to statements of operations	705	130	—

Minimum pension liability adjustments, net of income tax benefit of EUR 91, EUR 9 and EUR 55, respectively	(221)	(40)	(120)

Unrealized gain on marketable equity securities, net of income taxes of zero	—	(1)	1

Unrealized gain (loss) on derivative instruments, net of income tax (expense) benefit of EUR (0), (29) and 62, respectively	9	105	(66)

Total other comprehensive income (loss)	(145)	(1,203)	(2,262)

Comprehensive loss in accordance with US GAAP	(35)	(1,892)	(6,607)

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 31

c. Condensed consolidated balance sheets under US GAAP

The following presents the Company's condensed consolidated balance sheets in accordance with US GAAP:

	January 2, 2005	December 28, 2003 (As restated, see Note 31.f)
Assets
Current assets	7,547	7,624
Non-current assets
Tangible fixed assets	7,662	7,534
Intangible assets	5,996	6,797
Assets held for sale	1,515	3,705
Other	4,246	4,466

Total non-current assets	19,419	22,502

Total assets	26,966	30,126

Liabilities and shareholders’ equity
Current liabilities	6,514	5,824
Non-current liabilities	9,900	11,608
Liabilities relating to assets held for sale	953	3,032

Total liabilities	17,367	20,464

Minority interests	144	144
Shareholders’ equity	9,455	9,518

Total liabilities and shareholders’ equity	26,966	30,126

Ahold Annual Report 2004

Note 31

d. Additional US GAAP disclosure

Shareholders’ equity

The changes in shareholders’ equity accounts under US GAAP were as follows:

	January 2, 2005	December 28, 2003 (As restated, see Note 31.f)	December 29, 2002 (As restated, see Note 31.f)
Shareholders’ equity, beginning of year	9,518	8,496	15,566
Changes in shareholders’ equity during the year
Net income (loss) in accordance with US GAAP	110	(689)	(4,345)
Dividends on cumulative preferred financing shares	(44)	(38)	(38)
Dividends	—	—	(433)
Common shares issued from exercise of option rights	10	1	5
Common shares issued from rights issue	—	2,866	—
Cumulative preferred financing shares issued	—	75	—
Restricted stock grants	1	4	—
Other comprehensive income (loss)	(145)	(1,203)	(2,262)
Other	5	6	3

Shareholders’ equity, end of year	9,455	9,518	8,496

Stock option plans

As part of Ahold’s US GAAP significant accounting policies, the Company adopted the additional disclosure requirements of SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure.” Had compensation costs for the Company's stock option plans been determined in accordance with SFAS No. 123, US GAAP stock-based compensation cost and results would have been as follows (on a pro forma basis):

	2004	2003	2002
Net income (loss), as reported under US GAAP	110	(689)	(4,345)
Add: stock-based associate compensation expense included in net income, net of related tax effects	3	3	2
Deduct: total stock-based associate compensation expense for all awards accounted for under SFAS
No. 123, net of related tax effects	(24)	(28)	(46)

US GAAP pro forma net income (loss)	89	(714)	(4,389)

Income (loss) per share
Basic, as reported	0.04	(0.71)	(4.38)
Basic, pro forma	0.03	(0.73)	(4.42)
Diluted, as reported	0.04	(0.71)	(4.38)
Diluted, pro forma	0.03	(0.73)	(4.42)

Advertising costs

Advertising costs have been expensed as incurred. Advertising expenses totaled EUR 361, EUR 418 and EUR 503 in 2004, 2003 and 2002, respectively.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 31

Derivative financial instruments

The number of derivative contracts, nominal values, and fair values segregated by the maturity of the contracts (excluding embedded derivatives) are presented in the table below:

	January 2,2005			December 28,2003
	Contracts	Nominal	Fair value	Contracts	Nominal	Fair value
Interest rate swaps
Up to 1 year	1	148	(5)	—	—	—
From 1 year to 5 years	2	725	61	3	886	47
From 5 years to 10 years	1	354	(3)	1	356	(11)

Total interest rate swaps	4	1,227		4	1,242	36

Cross currency swaps
Up to 1 year	6	1,500	461	—	—	—
From 1 year to 5 years	1	227	9	7	1,727	309
From 5 years to 10 years	1	600	255	1	600	181
Greater than 10 years	4	1,007		4	1,012	26

Total cross currency swaps	12	3,334	772	12	3,339	516

Foreign currency forwards, options and swaps
Up to 1 year	112	465	(7)	61	66	(2)
From 1 year to 5 years	145	158	(10)	4	44	(4)

Total foreign currency forwards and swaps	257	623	(17)	65	110	(6)

Commodity forward contracts
Up to 1 year	—	—	—	2	—	1

Total commodity forward contracts	—	—	—	2	—	1

Total derivative financial instruments	273	5,184	808	83	4,691	547

The use of derivatives is confined to the hedging of the operating business, the related investments and financing transactions. Instruments commonly used are foreign currency forwards, interest rate swaps and cross currency swaps.

As of January 2, 2005 the Company had 273 financial derivative contracts outstanding. One was designated as a fair value hedging instrument per year end, while nearly all others were designated as cash flow hedging instruments. In 2004 the Company has increased its hedging activities related to foreign currency risks embedded in lease contracts. In countries where the local currency is subject to large fluctuations, the Company often enters into lease agreements denominated in currencies that differ from the local currency (historically, this included the U.S. dollar and currencies subsequently replaced by the Euro). As a result, the Company has embedded foreign exchange derivatives in certain lease contracts in the Czech Republic, Slovakia and Poland. To the extent that the currency in which the lease payments are made is not the functional currency of either the Company or the lease counterparty, these embedded derivatives are required to be separately accounted for at fair value on the balance sheet under SFAS No. 133 rules. The fair value of these embedded derivatives was EUR (9) and EUR (44) at January 2, 2005 and December 28, 2003, respectively. These embedded derivatives are accounted for at fair value with gains and losses recognized in the statement of operations under US GAAP. Gains and losses are included in “Selling, General and Administrative Expenses.” The foreign currency forwards that are entered into to hedge the foreign currency risks embedded in these lease contracts are accounted for at fair value with gains and losses recognized in the statement of operations under US GAAP.

Ahold Annual Report 2004

Note 31

The majority of the derivatives held by the Company match the terms of the underlying financial instruments, which qualifies for the “matched-terms” method to assess hedge effectiveness. The Company uses the dollar offset method to assess the hedge effectiveness. The fair value of derivatives is calculated by discounting the future cash flows to net present values using appropriate market rates prevailing at year-end. These rates are obtained from third parties. The main reason for the change in the fair value in the derivative financial instruments of EUR 547 in 2003 to EUR 778 in 2004 is because of the weakness of the U.S. dollar.

Fair value hedges

Changes in the fair value of derivatives classified as fair value hedges that hedge interest rate and/or foreign exchange risk are recorded in net financial expense each period with the offsetting changes in the fair values of the related debt also recorded in net financial expense. For 2003 and 2002, the Company recognized no ineffectiveness for any of the fair-value hedges. As of September 14, 2004 one of the fair value hedge contracts no longer qualified for hedge accounting. As of this date Ahold commenced paying semiannual installments related to Ahold’s USD liability under a GBP/USD cross currency interest rate risk swap contract (“CCIRS”) that was entered into in June 2003 to hedge the interest rate risk and the foreign currency risk related to a bond denominated in GBP that was issued in 2001 (maturing 2017) by one of Ahold’s U.S. operations. As a result of these installments the effectiveness of the CCIRS is now such that Ahold is required to discontinue (fair value) hedge accounting. Since the date of discontinuance of hedge accounting the fair value movements of the CCIRS are included in the statement of operations as net financial income and expense. The bond is measured at closing rate. The impact on net income due to the discontinuance of hedge accounting and the subsequent recognition of gains and losses on the CCIRS and foreign exchange differences on the GBP bond liability were in the aggregate a EUR 36 gain in 2004.

Cash flow hedges

The effects of hedges of financial instruments in foreign currency-denominated cash receipts are reported in net financial expense, and the effects of hedges of payments are reported in the same line item of the underlying payment. The effects of hedges of commodity prices are reported in cost of sales. In 2004, no hedge ineffectiveness for cash flow hedges was recognized in the consolidated statements of operations and no amounts were reclassified to earnings for forecasted transactions that did not occur. During 2003 and 2002, the Company reclassified a loss of EUR 9 (net of EUR 3 tax benefit) and a loss of EUR 10 (net of EUR 6 tax benefit) respectively, from accumulated other comprehensive income (loss) to other financial income and expense related to its cash flow hedges. Cash flow hedge results are reclassified into earnings during the same period in which the related exposure impacts earnings. If a hedged forecasted transaction is no longer likely to occur, application of hedge accounting ceases and amounts previously deferred in accumulated other comprehensive income are frozen and reclassified to income in the same period in which the previously hedged transaction affects earnings. However, if it is considered probable that the originally forecast transaction will not occur by the end of the originally specified time period, the unrealized gain or loss in accumulated other comprehensive income is reclassified immediately to income.

Hedges of net investment in a foreign entity

The Company does not maintain any hedges of a net investment in a foreign entity.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 31

Income taxes

Deferred income tax assets (liabilities) under US GAAP standard SFAS No. 109 “Accounting for Income Taxes” (“SFAS No. 109”), were as follows:

	January 2, 2005
	SFAS No. 109 applied to Dutch GAAP balances	SFAS No. 109 adjustments	Deferred taxes under SFAS No. 109
Deferred tax assets
Finance lease liabilities	219	—	219
Benefit plans	270	—	270
Goodwill	—	103	103
Restructuring provisions	24	—	24
Provisions not yet deductible	123	—	123
Sale and leaseback of property	—	59	59
FIN 46	—	4	4
Other	(3)	—	(3)
Operating loss carryforwards	595	—	595
Alternative minimum tax carryforwards	23	—	23
General business tax credit carryforwards	6	—	6
FIN 45	—	6	6

Gross deferred tax assets	1,257	172	1,429
Valuation allowances on carryforwards	(240)	—	(240)
Valuation allowances on other deferred tax assets	(100)	(4)	(104)

Net deferred tax assets	917	168	1,085

Deferred tax liabilities
Tangible fixed assets	(308)	—	(308)
Identifiable intangibles	—	(168)	(168)
Inventory	(92)	—	(92)
Provisions	—	(3)	(3)
Impairment	—	(16)	(16)
Derivatives	—	(18)	(18)
Other	—	(1)	(1)

Total deferred tax liabilities	(400)	(206)	(606)

Net deferred tax assets	517	(38)	479

Ahold Annual Report 2004

Note 31

	December 28, 2003
	SFAS No. 109 applied to Dutch GAAP balances	SFAS No. 109 adjustments	Deferred taxes under SFAS No. 109
Deferred tax assets
Finance lease liabilities	148	6	154
Benefit plans	173	—	173
Goodwill	—	134	134
Restructuring provisions	9	—	9
Provisions not yet deductible	250	—	250
Sale and leaseback of property	—	78	78
Derivative instruments	—	75	75
Other	7	6	13
Operating loss carry forwards	506	—	506

Gross deferred tax assets	1,093	299	1,392

Valuation allowances on carryforwards	(329)	—	(329)
Valuation allowances on other deferred tax assets	(48)	(14)	(62)
Net deferred tax assets	716	285	1,001

Deferred tax liabilities
Tangible fixed assets	(418)	—	(418)
Identifiable intangibles	—	(210)	(210)
Inventory	(19)	—	(19)
Provisions	—	(8)	(8)
Impairment	—	(11)	(11)
Derivatives	—	(61)	(61)
Other	—	(22)	(22)

Total deferred tax liabilities	(437)	(312)	(749)

Net deferred tax assets	279	(27)	252

Dutch GAAP does not permit deferred tax assets and liabilities to be offset if they are dissimilar in nature or if the timing in which the particular asset or liability will be settled is different. US GAAP requires these balances to be offset if they originate within the same tax jurisdiction for a particular tax-paying component of the Company. The deferred income taxes discussed above are classified in the condensed consolidated balance sheets under US GAAP as follows:

	January 2, 2005	December 28, 2003
Non-current deferred tax assets	723	820
Non-current deferred tax liabilities	(256)	(507)

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 31

e. Recent US GAAP accounting pronouncements

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs, an Amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 clarifies that inventory costs that are “abnormal” are required to be charged to expense as incurred as opposed to being capitalized into inventory as a product cost. SFAS No. 151 provides examples of “abnormal” costs to include costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage). SFAS No. 151 is effective for the Company's fiscal year beginning after July 15, 2005. The Company is in the process of evaluating the impact, if any, of SFAS No. 151 on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R requires that companies expense the value of associate stock options and other awards. SFAS No. 123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. The provisions of SFAS No. 123R are required to be adopted as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In March 2005, the SEC issued Staff Accounting Bulletin No. 107, “Shared Based Payment”, (“SAB 107”). SAB 107 includes guidance for companies as they implement SFAS No. 123R. The Company is currently evaluating the impact of the adoption of SFAS No. 123R and SAB 107 on its consolidated financial statements.

f. Restatement of net income and shareholders’ equity under US GAAP

Subsequent to the issuance of the Company’s 2003 financial statements, the Company identified certain unintentional errors that were made in the determination of net income (loss) and shareholders’ equity under US GAAP for 2003 and 2002 and prior years. The Company’s US GAAP information for 2003 and 2002 included in this Note 31 has been restated to correct these errors. The following presents the effect of the correction of these errors on the Company's net income (loss) for 2003 and 2002 and shareholders’ equity as of December 28, 2003. Errors relating to years prior to 2002 amounting to EUR 22 have been adjusted in the opening equity for 2002 under US GAAP.

		2003	2002
Net loss in accordance with US GAAP, as previously reported		(747)	(4,328)
Income taxes	(1)	(3)	(24)
Equity method investees	(2)	(15)	(16)
Revaluation foreign currency debt	(3)	1	10
ICA Put Option	(4)	21	(13)
Assets held for sale and divestments	(5)	20	—
Preferred dividends	(6)	38	38
Other		(4)	(12)

Net loss in accordance with US GAAP, as restated		(689)	(4,345)

		December 28, 2003
Shareholders’ equity in accordance with US GAAP, as previously reported		9,620
Income taxes	(1)	(169)
Equity method investees	(2)	(100)
Revaluation foreign currency debt	(3)	176
Assets held for sale and divestments	(5)	20
Other		(29)

Shareholders’ equity in accordance with US GAAP, as restated		9,518

Ahold Annual Report 2004

Note 31

The following is a description of those adjustments that had an impact on net loss and shareholders’ equity, or resulted in a reclassification in the statement of operations:

1	Income taxes

In 2004 the Company discovered misstatements related to the release of pre-acquisition income tax contingencies at US Foodservice and Peapod. Under US GAAP subsequent adjustments to purchase price allocation were recorded in income that should have been recorded as an adjustment to the original purchase accounting in accordance with EITF No. 93-7. Accordingly adjustments were made to the purchase accounting of US Foodservice and Peapod for EUR 8 and EUR 15 in 2003 and 2002, respectively, resulting in an increase of the net loss reported. Additionally the Company recorded an adjustment of EUR 8 relating to a deferred tax liability of G. Barbosa that should have been released in 2003 and other adjustments to deferred tax assets of EUR 6 at US Foodservice in 2002.

The Company recorded an adjustment to shareholders’ equity as of December 28, 2003 to correct an error relating to the foreign currency translation of a deferred tax asset at U.S. Foodservice and recorded a deferred tax liability that should have been recorded prior to 2002 resulting in a reduction of shareholders’ equity as of December 28, 2003 by EUR 75 and EUR 13, respectively.

In addition the tax impact of adjustments described below resulted in a decrease of net income in 2003 and 2002 by EUR 3 and a decrease in shareholders’ equity by EUR 60 as of December 28, 2003, relating to revaluation of foreign currency debt.

2	Equity Method Investees

The Company records joint venture and equity investee income (loss) under both Dutch and US GAAP. The Company properly identified all reconciling items between Dutch GAAP and US GAAP for equity method investees. However, an arithmatic error was made relating to the calculation of the impact on Ahold’s Share of certain reconciling items. Income for US GAAP purposes was overstated by EUR 15 in 2003 and EUR 16 in 2002. Additionally, in 2003, an arithmatic error occured in recording the foreign currency translation effect on the goodwill relating to equity investees. As a result goodwill and the related cumulative currency translation adjustment were understated by EUR 69. This adjustment did not have an impact on net income.

3	Revaluation foreign currency debt

In May 2001 the Company issued a JPY 33,000 bond. Concurrently the Company entered into a currency swap. All foreign currency debt is measured at the closing rate. In 2001, 2002 and 2003 an arithmatic error occurred in the calculation of the exchange rate used to revalue the bond as a result of which the bond was overstated under US GAAP. In 2002 and 2003 Ahold applied cash flow hedge accounting treatment under SFAS No. 133 to this bond and the hedging instrument. The errors resulted in understatement of shareholders’ equity by EUR 176 in 2003. Accordingly the Company has restated its shareholders’ equity under US GAAP to record the JPY 33,000 bond at the appropriate exchange rate for each year.

Furthermore, fair value changes from derivative instruments that are classified as cash flow hedging instruments are recognized in US GAAP equity and reclassified into earnings during the same period in which the related exposure impacts earnings. In 2004, the Company determined that certain gains on cash flow hedging instruments had accumulated in US GAAP equity that should have been released into earnings in 2002 and 2003. The US GAAP statement of operations has been adjusted to record EUR 10 in income in 2003 and 2002. This adjustment did not have an impact on total shareholders’ equity.

The Company recorded directly into shareholders’ equity exchange gains or losses from remeasuring intercompany loans for which settlement is neither planned nor likely to occur in the foreseeable future. The Company reviewed its intercompany loan portfolio and identified certain loans for which it could not reasonably be asserted that settlement would neither be planned nor likely to occur in the foreseeable future. With respect to these loans the Company recognized a foreign currency expense in 2003 income that was previously recognized in shareholders’ equity in the amount of EUR 9 under US GAAP. This adjustment did not have an impact on total shareholders’ equity.

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 31

4	ICA Put Option

As a result of an error in the calculation of the value of the ICA Put Option financial expenses were overstated by EUR 21 in 2003 and understated by EUR 13 in 2002. The statement of operations under US GAAP for 2003 and 2002 has been restated to correct this misstatement. This adjustment did not have an impact on shareholders’ equity as of December 28, 2003.

5	Assets held for sale and divestments

Assets held for sale are tested for impairment under US GAAP by comparing the estimated net selling price against the carrying value of the asset, including cumulative currency translation adjustments related to the asset. In 2003, the Company recorded impairment charges of EUR 531 under US GAAP on assets held for sale as a result of these tests. However, the impairment analyses included errors resulting in an overstatement of the impairment charge by EUR 20. Accordingly, the Company has restated its net income and shareholder’s equity under US GAAP for 2003.

6	Preferred dividends

In prior year financial statements the Company presented dividends paid to preferred shareholders as a reconciling item in the determination of net income (loss) under US GAAP. The financial statements under US GAAP have been adjusted to present the dividend payments to preferred shareholders as a distribution of net income.

7	Income statement reclassification

The Company restated the 2003 statement of operations under US GAAP to correct an error of EUR 94 in the classification of certain expenses as selling expenses, which should have been classified as cost of sales.

The US GAAP 2003 statement of operations included a classification error relating to a loss of EUR 118 (EUR 72, net of tax) between income (loss) from continuing and discontinued operations. The loss relates to the book loss on the disposal of certain divestments. As a result of this classification error income from continued operations was understated by EUR 118 and the net loss from discontinued operations was understated by EUR 72. The 2003 statement of operations under US GAAP has been restated to correct this classification error.

Restated US GAAP Condensed Consolidated Financial Statements

The following financial statements provide an overview of the effect of the following adjustment made to the condensed consolidated financial statements under US GAAP for 2003 and 2002 as previously reported in the Company’s 2003 financial statements:

(a)	Reclassification of the results from operations that have been divested or classified as held for sale during 2004 in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), which requires that comparative financial information for operations that have been divested or held for sale in 2004 be retroactively reclassified and presented under income (loss) from discontinued operation.

(b)	Restatements for errors discovered subsequent to the issuance of the Company’s 2003 financial statements, as described above.

Ahold Annual Report 2004

Note 31

	2003
	As previously reported	Reclassification of discontinued operations (a)	Reclassified for discontinued operations	Restatement (b)	As restated and reclassified for discontinued operations
Net sales	53,847	(8,425)	45,422	—	45,422
Cost of sales	(42,592)	6,478	(36,114)	(94)	(36,208)

Gross profit	11,255	(1,947)	9,308	(94)	9,214
Operating expenses	(10,417)	1,982	(8,435)	203	(8,232)

Operating income (loss)	838	35	873	109	982
Financial expense, net	(951)	30	(921)	22	(899)

Income (loss) before income tax	(113)	65	(48)	131	83
Income tax benefit (expense)	9	21	30	(49)	(19)

Income (loss) after income taxes	(104)	86	(18)	82	64
Share in results of joint ventures and equity investees	135	1	136	(14)	122
Minority interest	(16)	—	(16)	—	(16)
Dividends on cumulative preferred financing shares	(38)	—	(38)	38	—

Income (loss) from continuing operations	(23)	87	64	106	170
Income (loss) from discontinued operations	(624)	(87)	(711)	(48)	(759)

Loss before cumulative effect of changes in accounting principle	(647)	—	(647)	58	(589)
Cumulative effect of changes in accounting principle	(100)	—	(100)	—	(100)

Net income (loss)	(747)	—	(747)	58	(689)
Dividends on cumulative preferred financing shares	—	—	—	(38)	(38)
Net income (loss) available to common shareholders	(747)		(747)	20	(727)
Net loss in accordance with US GAAP per common share:
Basic
Income (loss) from continuing operations	(0.02)	0.08	0.06	0.07	0.13
Income (loss) from discontinued operations	(0.61)	(0.08)	(0.69)	(0.05)	(0.74)
Cumulative effect of changes in accounting principle	(0.10)	—	(0.10)	—	(0.10)
Net loss per common share	(0.73)	—	(0.73)	0.02	(0.71)
Diluted
Income (loss) from continuing operations	(0.02)	0.08	0.06	0.07	0.13
Income (loss) from discontinued operations	(0.61)	(0.08)	(0.69)	(0.05)	(0.74)
Cumulative effect of changes in accounting principle	(0.10)	—	(0.10)	—	(0.10)

Net loss per common share	(0.73)	—	(0.73)	0.02	(0.71)

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 31

	December 28, 2003
	As previously reported	Reclassification of discontinued operations (a)	Reclassified for discontinued operations	Restatement (b)	As restated and reclassified for discontinued operations
Assets
Current assets	8,701	(1,077)	7,624	—	7,624
Non-current assets:
Tangible fixed assets	9,175	(1,638)	7,537	(3)	7,534
Intangible assets	7,252	(431)	6,821	(24)	6,797
Assets held for sale	336	3,344	3,680	25	3,705
Other	4,836	(198)	4,638	(172)	4,466

Total non-current assets	21,599	1,077	22,676	(174)	22,502

Total	30,300	—	30,300	(174)	30,126
Liabilities and shareholders’ equity
Current liabilities	7,242	(1,449)	5,793	31	5,824
Long-term liabilities	12,729	(1,022)	11,707	(99)	11,608
Liabilities relating to assets held for sale	561	2,471	3,032	—	3,032

Total liabilities	20,532	—	20,532	(68)	20,464
Minority interests	148	—	148	(4)	144
Shareholders’ equity	9,620	—	9,620	(102)	9,518

Total liabilities and shareholders’ equity	30,300	—	30,300	(174)	30,126

Ahold Annual Report 2004

Note 31

	2002
	As previously reported	Reclassification of discontinued operations (a)	Reclassified for discontinued operations	Restatement (b)	As restated and reclassified for discontinued operations
Net sales	60,080	(9,279)	50,801	—	50,801
Cost of sales	(47,185)	7,068	(40,117)	—	(40,117)

Gross profit	12,895	(2,211)	10,684	—	10,684
Operating expenses	(12,642)	3,197	(9,445)	(12)	(9,457)

Operating income (loss)	253	986	1,239	(12)	1,227
Financial expense, net	(985)	163	(822)	(3)	(825)

Income (loss) before income tax	(732)	1,149	417	(15)	402
Income tax benefit (expense)	(334)	(24)	(358)	(24)	(382)

Income (loss) after income taxes	(1,066)	1,125	59	(39)	20
Share in results of joint ventures and equity investees	81	—	81	(16)	65
Minority interest	(11)	—	(11)	—	(11)
Dividends on cumulative preferred financing shares	(38)	—	(38)	38	—

Income (loss) from continuing operations	(1,034)	1,125	91	(17)	74
Income (loss) from discontinued operations	(702)	(1,125)	(1,827)	—	(1,827)

Loss before cumulative effect of changes in accounting principle	(1,736)	—	(1,736)	(17)	(1,753)
Cumulative effect of changes in accounting principle	(2,592)	—	(2,592)	—	(2,592)

Net income (loss)	(4,328)	—	(4,328)	(17)	(4,345)
Dividends on cumulative preferred financing shares	—	—	—	(38)	(38)
Net income (loss) available to common shareholders	(4,328)	—	(4,328)	(55)	(4,383)
Net loss in accordance with US GAAP per common share:

Basic
Income (loss) from continuing operations	(1.03)	1.12	0.09	(0.05)	0.04
Income (loss) from discontinued operations	(0.70)	(1.12)	(1.82)	—	(1.83)
Cumulative effect of changes in accounting principle	(2.59)	—	(2.59)	—	(2.59)
Net loss per common share	(4.32)	—	(4.32)	(0.05)	(4.38)

Diluted
Income (loss) from continuing operations	(1.03)	1.12	0.09	(0.05)	0.04
Income (loss) from discontinued operations	(0.70)	(1.12)	(1.82)	—	(1.83)
Cumulative effect of changes in accounting principle	(2.59)	—	(2.59)	—	(2.59)

Net loss per common share	(4.32)	—	(4.32)	(0.05)	(4.38)

Ahold Annual Report 2004

Financial Statements – Notes to the Consolidated Financial Statements

Note 32

32	List of subsidiaries and affiliates

The following subsidiaries and affiliates are as per January 2, 2005

Consolidated subsidiaries

Retail trade U.S.

The Stop & Shop Supermarket Company LLC, Boston, Massachusetts

BI-LO LLC, Mauldin, South Carolina

Bruno’s Supermarkets, Inc., Birmingham, Alabama

Giant Food Stores, LLC, Carlisle, Pennsylvania

Giant of Maryland, LLC, Landover, Maryland

Tops Markets, LLC, Buffalo, New York

Peapod, LLC, Skokie, Illinois

Retail trade Europe

Albert Heijn B.V., Zaandam, The Netherlands

Albert Heijn Franchising B.V., Zaandam, The Netherlands

Swallow Retail Operations B.V., Zaandam, The Netherlands

Gall & Gall B.V., Hoofddorp, The Netherlands

Etos B.V., Zaandam, The Netherlands

Etos Pharma B.V., Zaandam, The Netherlands

Schuitema N.V. (73.2%), Amersfoort, The Netherlands

Eemburg C.V. (82%), Amersfoort, The Netherlands

AHOLD Czech Republic, a.s., Brno, Czech Republic

Ahold Retail Slovakia, k.s., Bratislava, Slovak Republic

Ahold Slovakia, s.r.o., Bratislava, Slovak Republic

Ahold Polska Sp. z o.o., Krakow, Poland

Retail trade South America

G. Barbosa Comercial Ltda., Aracaju, Brazil

Foodservice

U.S. Foodservice, Columbia, Maryland, U.S.

Deli XL B.V., Almere, The Netherlands

Deli XL N.V./S.A., Brussels, Belgium

Real estate

Ahold Real Properties LLC, Landover, Maryland, U.S.

Ahold Real Estate Company LLC, Landover, Maryland, U.S.

Ahold Real Estate Europe B.V., Zaandam, The Netherlands

Ahold Vastgoed B.V., Zaandam, The Netherlands

Ahold Real Estate Poland B.V., Zaandam, The Netherlands

Ahold Real Estate Slovakia B.V., Zaandam, The Netherlands

Ahold Real Estate Czech Republic B.V., Zaandam, The Netherlands

ŽIOS a.s. (98%), Brno, Czech Republic

Ahold Annual Report 2004

Note 32

Other

Ahold U.S.A. B.V., Zaandam, The Netherlands

Ahold Nederland B.V., Zaandam, The Netherlands

Ahold Coffee Company B.V., Zaandam, The Netherlands

Solon C.V., Zaandam, The Netherlands

American Sales Company, Inc., Lancaster, New York, U.S.

Ahold Americas Holdings, Inc., Landover, Maryland, U.S.

Ahold U.S.A. Holdings, Inc., Landover, Maryland, U.S.

Ahold U.S.A., Inc., Wilmington, Delaware, U.S.

Ahold Finance U.S.A., LLC, Landover, Maryland, U.S.

Ahold Financial Services, LLC, Carlisle, Pennsylvania, U.S.

Croesus, Inc., Wilmington, Delaware, U.S.

Ahold Information Services, Inc., Greenville, South Carolina, U.S.

Ahold U.S.A. Support Services, Inc., Landover, Maryland, U.S.

MAC Risk Management, Inc., Massachusetts, U.S.

The MollyAnna Company, Vermont, U.S.

Ahold Insurance N.V., Curaçao, Netherlands Antilles

Ahold Investment N.V., Curaçao, Netherlands Antilles

Ahold Finance Company N.V., Curaçao, Netherlands Antilles

Disco Ahold International Holdings N.V., Curaçao, Netherlands Antilles

Ahold België N.V., Brussels, Belgium

Ahold Finance, SA, Geneva, Switzerland

Ahold Retail Services AG, Klosters, Switzerland

Ahold Central Europe, s.r.o., Prague, Czech Republic

Unconsolidated affiliates

JMR - Gestão de Empresas de Retalho, SGPS. S.A. (49%), Lisbon, Portugal

Gestiretalho - Gestão e Consultoria para a Distribuiçao a Retalho, SGPS, S.A., Lisbon, Portugal

Pingo Doce - Distribuiçao Alimentar, S.A., Lisbon, Portugal

Feira Nova - Hipermercados, S.A., Lisbon, Portugal

Funchalgest, SGPS, S.A. (50%), Madeira, Portugal

Comespa – Gestão de Espaços Comerciais, S.A. (49%), Lisbon, Portugal

Jerónimo Martins Retail Services AG (49%), Klosters, Switzerland

ICA AB (60%), Stockholm, Sweden

ICA Sverige AB, Stockholm, Sweden

ICA Norge AS, Oslo, Norway

ICA Baltic AB, Stockholm, Sweden

ICA Danmark A/S, Copenhagen, Denmark

ICA Banken AB, Stockholm, Sweden

ICA Meny AB, Stockholm, Sweden

Bodegas Williams & Humbert, S.A. (50%) (formerly Luis Páez, S.A.), Jerez de la Frontera, Spain

Paiz Ahold N.V. (50%), Curaçao, Netherlands Antilles

CARHCO N.V. (67%), Curaçao, Netherlands Antilles

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

Corporación de Supermercados Unidos, S.A., San José, Costa Rica

Corporación de Compañias Agroindustriales, CCA. S.A., San José, Costa Rica

Comercial Sacuanjoche, S.A., Managua, Nicaragua

Comercial Brassavola, S.A., Tegucigalpa, Honduras

Financial Statements - Notes to the Consolidated Financial Statements

Note 32

Unless otherwise indicated, these are wholly or virtually wholly-owned subsidiaries. Subsidiaries not important to providing an insight into the Group as required under Dutch law are omitted from this list. With respect to the separate financial statements of the Dutch legal entities included in the consolidation, the Company availed itself of the exemption laid down in section 403, subsection 1 of Book 2 of the Netherlands’ Civil Code. Pursuant to said section 403, Ahold has issued declarations of assumption of liability for the Dutch subsidiaries forming part of the consolidation with the exception of Schuitema N.V.

Ahold Annual Report 2004

Parent Company Statements of Operations and Balance Sheets

Euros in millions, before appropriation of current year result

Statements of operations

	2004	2003	2002
Income (loss) after income taxes
Income (loss) from subsidiaries and affiliates	(301)	92	(972)
Other gains and losses	(135)	(93)	(236)

	(436)	(1)	(1,208)

Balance sheets

	Note	January 2, 2005	December 28, 2003
Assets
Non-current assets
Intangible assets	1	149	4
Tangible fixed assets	2	8	11
Financial assets	3	5,760	6,679

		5,917	6,694
Current assets
Receivables	4	281	164
Cash and cash equivalents		1,818	2,146

		2,099	2,310

Total		8,016	9,004

Liabilities and shareholders’ equity
Shareholders’ equity	5
Issued and paid-in share capital		481	480
Additional paid-in capital		13,990	13,980
Legal and statutory reserves		338	537
Other reserves		(2,099)	(2,061)
Accumulated deficit		(7,674)	(8,084)
Net income (loss)		(436)	(1)

Shareholders’ equity		4,600	4,851
Liabilities
Provisions	6	17	50
Loans	7	2,721	2,759
Other non-current liabilities		—	7
Current liabilities	8	678	1,337

		3,416	4,153

Total		8,016	9,004

Ahold Annual Report 2004

Parent Company Statements of Operations and Balance Sheets

Notes to the Parent Company Statements of Operations and Balance Sheets

(in EUR millions)

General

For the applied accounting principles, see Note 2 to the consolidated financial statements.

1	Intangible assets

	Goodwill	Other intangible assets	January 2, 2005	December 28, 2003
Book value beginning of year	3	1	4	52
Investments	147	1	148	4
Acquisitions / divestments	—	—	—	(23)
Amortization/impairment	(1)	(2)	(3)	(29)

	149	—	149	4
Book value
At cost	274	39	313	161
Accumulated amortization	(125)	(39)	(164)	(157)

Book value	149	—	149	4

The “Other intangible assets” mainly consist of trade name licenses.

2	Tangible fixed assets

	January 2, 2005	December 28, 2003
Book value beginning of year	11	14
Investments	1	—
Divestments	(1)	—
Depreciation	(3)	(3)
	8	11
Book value
At cost	26	25
Accumulated amortization	(18)	(14)

Book value	8	11

The “Tangible fixed assets” primarily consist of “Other tangible fixed assets”.

3	Financial assets

	January 2, 2005	December 28, 2003
Investments in group companies	770	985
Investments in other subsidiaries and affiliates	681	702
Loans receivable from group companies	4,245	4,877
Loans receivable from other subsidiaries and affiliates	29	78
Loans receivable	35	37

	5,760	6,679

Ahold Annual Report 2004

Investments in subsidiaries and affiliates

	Group companies	Other subsidiaries and affiliates	January 2, 2005 Total	December 28, 2003 Total
Beginning of year	985	702	1,687	1,846
Investments/increase in shareholdings	1,417	408	1,825	172
Goodwill adjustment (paid)	255	(147)	108	45
Sale and settlement of shareholdings	(556)	—	(556)	202
Other movements	(796)	—	(796)	138
Exchange rate differences	178	2	180	(543)
Results	(434)	133	(301)	92
Dividends	(279)	(417)	(696)	(265)

End of year	770	681	1,451	1,687

Loans receivable

	2004	2003
Beginning of year	37	41
Issued	—	—
Redemptions	(2)	(4)

End of year	35	37

4	Receivables

	January 2, 2005	December 28, 2003
Corporate income tax receivable	94	24
Receivables from group companies	39	74
Receivables from other subsidiaries and affiliates	6	11
Witholding tax receivable	91	—
Other receivables	51	55

	281	164

5	Shareholders’ equity

For a specification of shareholders’ equity, see Note 20 to the consolidated financial statements.

6	Provisions

	January 2, 2005	December 28, 2003
Deferred income tax	11	40
Pensions and early retirement	2	3
Provisions for other personnel costs	—	3
Miscellaneous provisions	4	4

	17	50

From the year-end balance of the miscellaneous provision, EUR 4 is utilized within one year.

Ahold Annual Report 2004

Parent Company Statements of Operations and Balance Sheets

Notes to the Parent Company Statements of Operations and Balance Sheets

7	Loans

	Repayment commitments
	After 5 years	Between 1 and 5 years	Within 1 year	January 2, 2005	December 28, 2003
Subordinated loans
5.875%, subordinated bonds	—	—	91	91	91
4.0% convertible subordinated notes	—	—	—	—	920

Other loans
EUR 1,500 million bond 5.875%	—	1,500	—	1,500	1,500
EUR 200 million bond 6.375%	—	200	—	200	200
EUR 66 million floating rate note EURIBOR +0.8%	—	66	—	66	66
EUR 95 million loan 5.625%	—	95	—	95	95
EUR 50 million EURIBOR +0.4%	—	50	—	50	50
CZK 3,000 million floating rate note PRIBOR +0.28%	—	—	99	99	92
JPY 33,000 million bond LIBOR plus 150 bps	299	—	—	299	299
EUR loans from group companies	—	152	—	152	—
USD loans from group companies
(interest ranging from 1.44% to 7.65%)	—	359	—	359	366

	299	2,422	190	2,911	3,679
Current portion	—	—	(190)	(190)	(920)

Long-term portion of loans	299	2,422	—	2,721	2,759

8	Current liabilities

The current liabilities are liabilities that mature within 1 year.

	January 2, 2005	December 28, 2003
Short-term borrowings	304	1,101
Payables to group companies	67	29
Payables to other subsidiaries and affiliates	7	—
Deferred gains	7	14
Income tax payable	115	—
Other taxes payable	3	17
Interest	41	82
Dividend cumulative preferred financing shares	44	38
Other current liabilities	90	56

Total	678	1,337

Ahold Annual Report 2004

9	Commitments and contingencies that are not included in the balance sheet

See Note 30 to the consolidated financial statements. See Note 32 to the consolidated financial statements for disclosure on issued declarations of assumption of liability pursuant to article 403, Book 2 of the Netherlands Civil Code.

Corporate Executive Board	Supervisory Board
A.C. Moberg, CEO	R. Dahan, Chairman
H. Ryöppönen, CFO	J. Hommen
P.N. Wakkie	Dr. C.P. Schneider
K.M.A. de Segundo
L.J.R. de Vink
K. Vuursteen

Zaandam, The Netherlands

April 8, 2005

Ahold Annual Report 2004

Independent Auditors’ Report

To the Supervisory Board and Shareholders of Koninklijke Ahold N.V.:

We have audited the accompanying consolidated balance sheets of Koninklijke Ahold N.V. (“Royal Ahold”) as of January 2, 2005 and December 28, 2003, and the related consolidated statements of operations and cash flows for each of the three fiscal years in the period ended January 2, 2005 (all expressed in Euros). These consolidated financial statements are the responsibility of Royal Ahold’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Royal Ahold as of January 2, 2005 and December 28, 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 2005 in conformity with accounting principles generally accepted in The Netherlands (“Dutch GAAP”).

Dutch GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The application of the latter would have affected the determination of the net result for each of the three fiscal years in the period ended January 2, 2005 and the determination of stockholders’ equity and financial position at January 2, 2005 and December 28, 2003, to the extent summarized in Note 31.

As discussed in Note 2 to the consolidated financial statements, in fiscal 2004 Royal Ahold (i) changed its method of accounting under Dutch GAAP relating to the consolidation of the Alliant Master Trust and (ii) changed the classification for income tax contingencies and its segment reporting.

As discussed in Note 31 to the consolidated financial statements, in fiscal 2004 Royal Ahold changed its method of accounting under US GAAP for the adoption of FASB Interpretation 46 as amended by FIN 46(R) in December 2003.

As discussed in Note 31-f to the consolidated financial statements, the consolidated balance sheet as of December 28, 2003 and the related consolidated statements of operations for the fiscal years ended December 28, 2003 and December 29, 2002 have been restated under US GAAP.

/s/ Deloitte Accountants B.V.

April 8, 2005

Amsterdam, The Netherlands

Ahold Annual Report 2004

Ahold statutory profit-sharing statement

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

	2004	2003	2002
Net income (loss)	(436)	(1)	(1,208)
Dividends on cumulative preferred financing shares	(44)	(38)	(38)
Dividends on common shares	—	—	(204)

Accumulated deficit/Other reserves	(480)	(39)	(1,450)

As a result of the Company’s ‘Road to Recovery’ strategy, no interim dividend was paid and final dividend on its common shares will be paid in respect to 2004 (2003: no interim and final dividend, 2002: EUR 0.22 per share as interim dividend and no final dividend).

Ahold Annual Report 2004

Subsequent events

Limited inquiry into past corporate affairs

In January 2005, the Enterprise Chamber ordered an inquiry into the consolidation of joint ventures, Ahold’s acquisition of U.S. Foodservice and Ahold’s supervision on the organization and operation of internal controls of subsidiaries, including U.S. Foodservice. The request for an inquiry into additional matters was rejected by the Enterprise Chamber.

Termination of credit facility

In February 2005, Ahold terminated its three-year revolving December 2003 Credit Facility and subsequently entered into a letter of credit facility. At the time of termination of the December 2003 Credit Facility, there were no outstanding loans other than the letters of credit which were collateralized through a cash deposit of USD 573 million in the name of Stop & Shop. The book value of the capitalized transaction cost of EUR 16 is expensed in 2005.

Divestments

Disco

In March 2005, Ahold received from escrow the final purchase amount for the approximately 85% of the shares of Disco, which were transferred in November 2004. This transaction still requires Argentine antitrust approval, although this will not affect Ahold’s retention of the purchase amount.

BI-LO/Bruno’s

In January 2005, Ahold completed the sale of BI-LO and Bruno’s to an affiliate of Lone Star Funds for total gross proceeds of up to USD 660 (EUR 487).

Hypermarkets in Poland

In February 2005, Ahold completed the divestment of 12 large Hypernova hypermarkets in Poland to Carrefour and entered into an agreement to sell an additional hypermarket. In April 2005, Ahold finalized the sale of its 13th and last large Hypernova hypermarkets in Poland to Real Sp. Z.o.o. i Spolka s.k.

G. Barbosa

In April, 2005, Ahold completed the divestment of G. Barbosa in Brazil.

Ahold Annual Report 2004

Investor Relations

The goal of investor Relations is to provide present and potential investors an accurate portrayal with Ahold’s performance and prospects.

Investor Relations goal

In our communications, we are committed to the interests of both private and institutional investors and of both equity and fixed income investors. We work to ensure the disclosure of timely, orderly, consistent and accurate information to the financial community. In doing so, we follow, to the extent reasonably practicable, the guidelines and principles set forth in Regulation FD promulgated by the SEC.

In our efforts to broaden the investment community’s understanding of Ahold, we encourage analysts to provide research coverage. In addition to our quarterly results announcements, we host conference calls and analyst meetings. These are available through our website at www.ahold.com. Contact information can be found at the end of this section. For more background and financial information, we invite you to visit our recently redesigned Investor Relations section at www.ahold.com.

Share information

Our authorized share capital as of January 2, 2005 is composed of the following:

•	1,250,000 cumulative preferred shares at EUR 500 par value each;

•	500,000,000 cumulative preferred financing shares at EUR 0.25 par value each; and

•	2,000,000,000 common shares at EUR 0.25 par value each.

For additional information about our share capital, see Note 20 to our consolidated financial statements included in this annual report.

We are a public limited liability company registered in the Netherlands with listings of shares or depositary shares on the Amsterdam, New York, London, Zurich and several German stock exchanges. Euronext Amsterdam is the principal trading market for our common shares. As of January 2, 2005, the register of holders of registered common shares contained no names of holders having their registered address in the U.S. The common shares trade in the U.S. on the NYSE in the form of ADSs and are evidenced by ADRs. The ADSs trade under the symbol “AHO.”

The Depositary for the ADSs is The Bank of New York. Each ADS evidences the right to receive one common share deposited under a deposit agreement for the ADSs between us and the Depositary dated January 20, 1998. We have been informed by the Depositary that in the U.S., as of January 2, 2005, there were 120,482,052 ADSs outstanding and 59,780 record owners compared with 74,639,567 ADSs outstanding and 61,975 record owners at the end of fiscal year 2003.

Exchange	Symbol	Currency
Euronext Amsterdam	AHLN	EUR
New York (ADSs)	AHO	USD
Germany	AHO	EUR
London	AHD	GBP
Zurich	AHO	CHF

Source: Bloomberg

Ahold Annual Report 2004

Investor Relations

Share performance

The table below sets forth the high and low closing prices during the periods indicated for our common shares on Euronext Amsterdam and for our ADSs on the NYSE. The quarters used are our fiscal quarters.

	Euronext Amsterdam (in EUR per common share)		NYSE (in USD per ADS)
	High	Low	High	Low
Fiscal 2004
First quarter	7.40	5.59	9.14	7.23
Second quarter	7.20	5.72	8.68	6.87
Third quarter	6.08	5.04	7.35	6.21
Fourth quarter	5.87	5.22	7.78	6.58

Fiscal 2003
First quarter	13.60	2.47	14.33	2.95
Second quarter	8.06	3.19	9.67	3.57
Third quarter	9.16	6.79	10.40	7.71
Fourth quarter	8.85	5.42	10.33	7.20

Fiscal 2002	32.25	10.32	29.16	10.09
Fiscal 2001	37.39	29.13	33.07	26.70
Fiscal 2000	36.84	21.25	32.28	20.74

Closing share prices for the most recent six months are as follows:

	Euronext Amsterdam (in EUR per common share)		NYSE (in USD per ADS)
	High	Low	High	Low
October 2004	5.52	5.22	6.95	6.58
November 2004	5.87	5.40	7.64	6.92
December 2004	5.80	5.54	7.78	7.36
January 2005	6.40	5.94	8.30	7.85
February 2005	7.02	6.51	9.17	8.41
March 2005	6.91	6.43	9.14	8.32

Ahold Annual Report 2004

Financial data per share

Per share table	2004	2003	2002	2001	2000
Common shares at year-end	1,554,262,947	1,552,603,293	931,106,897	920,979,176	816,849,445
Cumulative preferred financing shares at year-end	369,217,164	369,217,164	259,317,164	259,317,164	259,317,164
Closing common share price at year-end on Euronext (in EUR)	5.70	5.83	11.65	32.68	34.36
Average closing common share price on Euronext (in EUR)	6.04	7.32	20.59	33.50	29.55
High closing common share price on Euronext (in EUR)	7.40	13.60	32.25	37.39	36.84
Low closing common share price on Euronext (in EUR)	5.04	2.47	10.32	29.13	21.25
Share dividend option per common share	—	—	1/100	3/100	3/100
Cash dividend option per common share (in EUR)	—	—	0.22	0.73	0.63

Source: Euronext/Ahold

Equity weightings

We are included in a number of stock indices. The table below sets forth our equity weightings in the most relevant indices, as of year-end 2004.

AEX[1]	3.44%
MSCI Pan-Euro[2]	0.21%
DJ EURO STOXX 50[3]	0.57%
FTSEurofirst 300 F&DR4	9.97%
FTSEurofirst 300[5]	0.19%

Source: Bloomberg

[1]	The Amsterdam Exchanges Index is a weighted arithmetic index of the 25 leading Dutch stocks traded on the Euronext Amsterdam.

[2]	The Morgan Stanley Capital International Pan-Euro Index was created to serve as the basis for derivative contracts, exchange traded funds and other passive investment products.

[3]	The Dow Jones EURO STOXX 50 Index is a capitalization-weighted index of 50 European blue-chip stocks from those countries participating in the EMU.

[4]	The FTSEurofirst 300 Food & Drug Retailers Index is a capitalization-weighted index that measures the performance of the food and drug retailers industry sector of the FTSEurofirst 300 Index.

[5]	The FTSEurofirst 300 Index is a capitalization-weighted index which uses free float. It measures the performance of Europe’s largest 300 companies by market capitalization.

On February 24, 2003, Euronext Amsterdam suspended trading of our common shares. Trading of our common shares was reinstated on February 25, 2003.

Geographic spread of shareholders

Ahold Annual Report 2004

Investor Relations

Dividends

Prior to fiscal year 2003, we customarily declared dividends on our common shares twice a year. An interim dividend was proposed by our Corporate Executive Board and, with the approval of our Supervisory Board, was generally paid in September of each year. The proposed total dividend for the fiscal year was approved by the Annual General Meeting of Shareholders, which typically has been held in May, and the second, or final, portion of the total yearly dividend was paid after this meeting. We declared an interim dividend for fiscal year 2002 in August 2002 which was paid in September 2002 out of reserves. On March 5, 2003, we announced that we would not pay a final dividend on our common shares for fiscal year 2002 in order to strengthen our financial position.

We do not expect to pay any further dividends on our common shares until two leading credit rating agencies, Moody’s and Standard & Poor’s, have awarded us investment grade ratings in their “senior implied issuer” and “long-term issue credit” categories, respectively. We plan to pay dividends on the cumulative preferred financing shares in 2005 and we paid an annual dividend on such shares in 2004, in each case as required by the terms of such shares.

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

The following table gives certain information relating to dividends declared in the years indicated.

	Cash Dividend Option (EUR)	Translated Cash Dividend Option[1] (USD)	Stock Dividend Option
Fiscal 2000
Interim	0.18	0.16	1 common share per 100 owned
Final	0.45	0.40	2 common shares per 100 owned

Total	0.63	0.56

Fiscal 2001
Interim	0.22	0.20	1 common share per 100 owned
Final	0.51	0.47	2 common shares per 100 owned

Total	0.73	0.67

Fiscal 2002
Interim	0.22	0.21	1 common share per 100 owned
Final	—	—

Total	0.22	0.21

Fiscal 2003
Total	—	—

Fiscal 2004
Total	—	—

[1]	For fiscal years 2002, 2001 and 2000, the translated total U.S. dollar dividend amount consists of the Euro cash dividend translated into U.S. dollars at the noon buying rate on the applicable dividend payment date.

Ahold Annual Report 2004

Financial calendar for 2005 and January 2006

January 3, 2005 - January 1, 2006	Fiscal year 2005 (52 weeks)
May 12, 2005	Trading Statement First Quarter 2005
May 18, 2005	Annual General Meeting of Shareholders
June 14, 2005	Results First Quarter 2005
August 4, 2005	Trading Statement Second Quarter 2005
September 1, 2005	Results Second Quarter 2005
October 27, 2005	Trading Statement Third Quarter 2005
November 29, 2005	Results Third Quarter 2005
January 12, 2006	Trading Statement Full Year and Fourth Quarter 2005

Documents on Display

Copies of this annual report, the documents referred to within this annual report and our Articles of Association as well as the Articles of Association of the Administratiekantoor and the trust conditions (Administratie voorwaarden) will be available for inspection upon request at our Corporate Office at Albert Heijnweg 1, 1507 EH Zaandam, the Netherlands (tel. +31 75 659 58 28).

Copies of such materials may also be obtained from the principal office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, U.S. at prescribed rates. The public may also obtain information from the operation of the SEC’s Public Reference Room by calling +1 800 SEC 0330. Additionally, the SEC maintains a website at www.sec.gov that contains reports and other information that registrants file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). Such materials are available for inspection and copying at the offices of the NYSE, 20 Broad Street, New York, New York 10005, United States.

Contact information

Ahold Investor Relations

P.O. Box 3050

1500 HB Zaandam

The Netherlands

Telephone: +31 75 659 58 28

Fax: +31 75 659 83 59

E-mail: investor.relations@ahold.com

Ahold Group Support Office

Albert Heijnweg 1

1507 EH Zaandam

The Netherlands

www.ahold.com

ADR Information

The Bank of New York

Investor Relations

Church Street Station

P.O. Box 11258

New York, NY 10286-1258

United States

Telephone: +1 800 649 4134

E-mail: shareowner-svcs@bankofny.com

www.adrbny.com

Cross-reference to Form 20-F and Additional Required Information

Cross-reference to Form 20-F

The below cross-reference table indicates where each Form 20-F Item is included within this annual report. Certain Form 20-F requirements not appearing elsewhere in this annual report are included following this cross-reference table.

Item		Required Item in Form 20-F	Reference
Part I

1		Identity of Directors, Senior Management and Advisors	N/A

2		Offer Statistics and Expected Timetable	N/A

3		Key Information
	3A	Selected financial data	4-7, 224
	3B	Capitalization and indebtedness	N/A
	3C	Reasons for the offer and use of proceeds	N/A
	3D	Risk factors	32-37

4		Information on the Company
	4A	History and development of the company	22,38-54, 100, 110-126,225
	4B	Business overview	38-68, 117-126
	4C	Organizational structure	51, 55, 210-212
	4D	Property, plant and equipment	38-47

5		Operating and Financial Review and Prospects
	5A	Operating Results	48-92
	5B	Liquidity and capital resources	76-85, 160-164
	5C	Research and development, patents and licenses, etc.	N/A
	5D	Trend information	48-85
	5E	Off-balance sheet arrangements	82-85, 160-165, 170-172, 181-183
	5F	Tabular disclosure of contractual obligations	81-82
	5G	Forward-looking statements notice	240

6		Directors, Senior Management and Employees
	6A	Directors and senior management	9, 14-17, 228-229
	6B	Compensation	18-21, 127-134
	6C	Board practices	22-25
	6D	Employees	125, 229-230
	6E	Share ownership	130, 132-134, 230

7		Major Shareholders and Related Party Transactions
	7A	Major shareholders	27
	7B	Related party transactions	166-167
	7C	Interests of experts and counsel	N/A

8		Financial Information
	8A	Consolidated statements and other financial information	3, 26-27, 93-212, 224
	8B	Significant changes	220

Ahold Annual Report 2004

Item		Required Item in Form 20-F	Reference
9		The Offer and Listing
	9A	Offer and listing details	222-223
	9B	Plan of distribution	N/A
	9C	Markets	221
	9D	Selling shareholders	N/A
	9E	Dilution	N/A
	9F	Expenses of the issue	N/A

10		Additional Information
	10A	Share capital	N/A
	10B	Memorandum and articles of association	22, 25-28, 224, 230-231
	10C	Material contracts	128-129, 163-164
	10D	Exchange controls	231
	10E	Taxation	231-238
	10F	Dividends and paying agents	N/A
	10G	Statement by experts	N/A
	10H	Documents on display	225
	10I	Subsidiary information	N/A

11		Quantitative and Qualitative Disclosures about Market Risk	90-92, 168-169

12		Description of Securities other than Equity Securities	N/A

Part II

13		Defaults, Dividend Arrearages and Delinquencies	N/A

14		Material Modifications to the Rights of Security Holders and Use of Proceeds	230

15		Controls and Procedures	28-31

16		Reserved
	16A	Audit Committee Financial Expert	24
	16B	Code of Ethics	29
	16C	Principal Accountant Fees and Services	238
	16D	Exemptions from the listing standards for audit committees	N/A
	16E	Purchases of equity securities by the issuer and affiliated purchaser	N/A

Part III

17		Financial Statements	N/A

18		Financial Statements	3, 93-220

19		Exhibits	Filed with the SEC

Ahold Annual Report 2004

Cross-reference to Form 20-F and Additional Required Information

Additional required information

The following information is included in response to certain Form 20-F items indicated below that do not appear elsewhere in this annual report.

Item 6A – Directors and senior management

Supervisory Board

For information on the Supervisory Board members, see the “Corporate Governance” section and “Message of the Supervisory Board” included in this annual report.

Corporate Executive Board

For information on the Corporate Executive Board members, see the “Corporate Governance” section and “Message of the Corporate Executive Board” included in this annual report.

Other Key Corporate Officers

As of April 5, 2005, other key corporate officers, who are not members of our Corporate Executive Board, are:

Name and Title	Date of Birth	Business Experience and Activities
L. Benjamin President and Chief Executive Officer, U.S. Foodservice	November 6, 1955	Lawrence S. Benjamin is a U.S. national. He joined U.S. Foodservice in October 2003 as Chief Executive Officer. From 2002 to October 2003, Mr. Benjamin was Chief Executive Officer of the NutraSweet Company in Chicago, Illinois. Prior to joining NutraSweet, Mr. Benjamin worked with the private equity firm of Oak Hill Capital Management, served as President and Chief Executive Officer of Stella Foods and Specialty Foods Corporation, and held the position of Partner at the Roark Capital Group. Mr. Benjamin also held a number of management-level positions in the retail and ingredient divisions of Kraft Foods from 1986 to 1994.

A.J. Brouwer Senior Vice President and Chief Business Support Officer, Ahold	September 27, 1961	Arthur Brouwer is a Dutch national. He joined Ahold in 1992 as the Vice President of Management Development and Organization and was promoted to Senior Vice President of Management Development and Organization in October 1997. In 2000, he was also assigned Chief Support Officer of the European Competence Center. He was appointed Senior Vice President and Chief Business Support Officer effective October 1, 2003. Prior to joining Ahold, Mr. Brouwer held the position of Manager of Human Resources Planning and Development at Mercedes-Benz Nederland B.V.

B. Hotarek Senior Vice President and Chief Business Controlling Officer, Ahold	September 19, 1946	Brian Hotarek is a U.S. national. He joined Stop & Shop in 1985 as Vice President – Finance. In 1987, he became Senior Vice President with responsibility for real estate and finance, and he was promoted to Executive Vice President and Chief Financial Officer of Stop & Shop in 1997. In January 2001, Mr. Hotarek was appointed Executive Vice President and Chief Financial Officer of Ahold U.S.A. He currently holds the position of Senior Vice President and Chief Business Controlling Officer for Ahold. Mr. Hotarek serves as a Director for Barry-Wehmiller, a packaging machinery company.

J.G. Lawler Senior Vice President and Chief Human Resources Officer, Ahold	December 23, 1958	Jim Lawler is a U.S. national. He joined Ahold in August 1999 as Executive Vice President of Human Resources for Giant-Landover. In November 2001, he became Executive Vice President of Human Resources for Ahold U.S.A. In November 2003, he assumed his current role of Senior Vice President and Chief Human Resources Officer. Prior to joining Ahold, Mr. Lawler held the position of Senior Vice President of Human Resources in Rexam PLC’s Coated Films and Papers sector and a variety of executive human resource positions with PepsiCo and Nordson Corporation. Mr. Lawler is Chairman of the Board of ESOS, B.V.

K. Ross Senior Vice President and Chief Treasury and Tax Officer, Ahold	May 5, 1965	Kimberly Ross is a U.S. national. She joined Ahold in September 2001 as Assistant Treasurer. In April 2002, she became Vice President and Group Treasurer and was promoted to Senior Vice President and Group Treasurer in January 2004. She was appointed Senior Vice President and Chief Treasury and Tax Officer on April 1, 2005. Prior to joining Ahold, Ms. Ross held the position of Senior Manager at Ernst & Young in New York and Director of Corporate Finance for the Americas at Joseph E. Seagram & Sons Inc. Ms. Ross also held a number of other management positions at Joseph E. Seagram & Sons Inc. from 1995 through 2001 as well as at Anchor Glass from 1992 to 1995.

Ahold Annual Report 2004

J.L.M. Sliepenbeek Senior Vice President and Chief Accounting Officer, Ahold	December 4, 1963	Joost Sliepenbeek is a Dutch national. He joined Ahold in 1994 in the position of Director Mergers and Acquisitions. Subsequently, he was Controller of GVA, now Deli XL, and from April 1999 to July 2003, he served as Executive Vice President and Chief Financial Officer of Albert Heijn. He was appointed Senior Vice President Controller in July 2003. As of April 2004, he was appointed Senior Vice President and Chief Accounting Officer. Prior to joining Ahold, Mr. Sliepenbeek worked as an Investment Manager for Gilde Investment Management and as a Consultant in the Financial Management Practice of KPMG Consulting. Mr. Sliepenbeek is Chairman of the Board of the Ahold Pension Fund, a member of the Supervisory Board of Schuitema and a member of the Supervisory Board of the Albert Heijn Vaste Klanten Fonds.

Th. Smit Senior Vice President of Internal Audit, Ahold	July 25, 1956	Thijs Smit is a Dutch national. He joined Ahold in August 2000 in the position of Senior Vice President of Internal Audit Europe. In 2001, he was appointed to his current position of Senior Vice President of Internal Audit. Prior to joining Ahold, Mr. Smit held the positions of Director of Audit at Corus, Head of Internal Audit at Koninklijke Hoogovens N.V., Director of Finance at Belgische Distributie and Head of Internal Audit at PTT Post. Currently, Mr. Smit is also Chairman of the Board of the Institute of Internal Auditors in the Netherlands and participates in several committees regarding the audit profession.

Item 6D – Labor relations

Associates

During 2004, we had an average number of 231,003 full-time associate equivalents compared to 262,409 as of year-end 2003 and 268,846 as of year-end 2002. The number of associates decreased in 2004 compared to 2003 primarily because of our divestment activities in South America and Spain. The average number of associates rose in 2003 compared to 2002 primarily because of the increase at U.S. Foodservice.

In 2004 and early 2005, we have completed further divestments. These divestments will affect our average headcount particularly in the BI-LO/Bruno’s Arena and the Rest of World segments.

For information about the average number of associates employed by us in 2004, see the table “Average Number of Associates in Full-time Equivalents” in Note 5 to our consolidated financial statements included in this annual report.

Union relations and works councils

As of year-end 2004, approximately 108,700 associates in our U.S. retail operating companies and approximately 5,600 associates in our U.S. Foodservice operating companies were represented by unions. Collective labor agreements covering approximately 30% of our total U.S. retail associates and approximately 9% of our total U.S. Foodservice associates have expired or will expire before the end of 2005. Furthermore, although only a minority of our associates in the Czech Republic are union members, all of our associates are covered by a collective labor agreement. A new collective labor agreement was entered into in the Czech Republic during 2004 and applies to the period from July 2004 until the end of 2007. There are no contacts with labor unions in Slovakia.

Collective labor agreements covering approximately 95% of our associates in the Netherlands expired by the end of 2004 due to significant changes in legislation in the areas of early retirement and sick pay. Negotiations on collective labor agreements have been postponed and are expected to be resumed in 2005.

In our Dutch operations, we currently have works councils at the parent company and all our operating subsidiaries in the Netherlands. A works council is a representative body of the associates of a Dutch enterprise elected by the associates. The management board of any company that runs an enterprise with a works council must seek the non-binding advice of the works council before taking certain decisions with respect to the enterprise, such as those related to a major restructuring, a change of control, or the appointment or dismissal of a member of the management board. If the decision to be taken is not in line with the advice of the works council, the implementation of the relevant decision must be suspended for one month, during which period the works council may appeal the decision with the Enterprise Chamber (Ondernemingskamer) of the Court of Appeals in Amsterdam (the “Enterprise Chamber”). Other decisions directly involving employment matters that apply either to all associates, or certain groups of associates, such as those affecting associate compensation systems, or pension or profit sharing plans, may only be taken with the works council’s approval. Absent such prior approval, the decision may nonetheless be taken with the prior approval of the Cantonal Court (Kantongerecht). If a Dutch company is subject to the mitigated structure regime, a works council may recommend a candidate for appointment to the supervisory board and may also object

Ahold Annual Report 2004

Cross-reference to Form 20-F and Additional Required Information to the appointment of a proposed candidate to the supervisory board. For additional information about the structure regime, see further discussion in “Item 10B – Memorandum and Articles of Incorporation” below.

We consider our labor relations to be satisfactory.

Item 6E – Share ownership

Dutch Customer Fund

Managers and associates of our subsidiaries in the Netherlands and customers of our supermarket chain, Albert Heijn, are entitled to invest in participation units in the “AHVKF”. AEGON Investment Management B.V. is responsible for investing the assets of the AHVKF. Currently, approximately half of the funds of the AHVKF are invested in our common shares listed on Euronext Amsterdam. The other half of the funds of the AHVKF was invested in fixed rate loans to third parties through January 2004. In February 2004, the loans were redeemed and the money is now invested in short term deposits. As of January 2, 2005, the AHVKF held 16,423,178 common shares, which is 1.1% of our outstanding common shares.

Associates Stock Purchase Plan

Our U.S. associates are able to purchase our ADSs through the Associates Stock Purchase Plan (“ASPP”) in the U.S. Through the ASPP, associates may choose to purchase ADSs through voluntary payroll deductions. During 2004, approximately 848,162 ADSs were purchased by our U.S. associates pursuant to the ASPP.

Item 10B – Memorandum and Articles of Association

Amendments to the Articles of Association

During the March 3, 2004 Extraordinary General Meeting of Shareholders, our shareholders adopted certain amendments to our Articles of Association.

The power of the General Meeting of Shareholders to make certain important decisions, including the appointment and removal of members of our Corporate Executive Board and Supervisory Board and the amendment of our Articles of Association, was enlarged substantially. As a general rule, our shareholders now can propose resolutions on a wider range of topics on their own initiative independent from a resolution proposed by our Corporate Executive Board or Supervisory Board. The General Meeting of Shareholders must approve the proposal put forward by shareholders on their initiative by a majority of the exercised votes representing at least one-third of the issued shares. If this qualified majority is not achieved but a majority of the votes exercised was in favor of the proposal, then a second meeting will be held. In the second meeting, only a majority of votes exercised, regardless of the number of shares represented at the meeting (unless the law provides otherwise), is required to adopt the decision. Shareholders are entitled to propose items to be put on the agenda of the General Meeting of Shareholders provided they hold at least 1% of the issued capital or the shares held by them represent a market value of at least EUR 50 million. The General Meeting of Shareholders also is now entitled to approve important decisions regarding the identity or the character of Ahold including major acquisitions and divestments.

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

(2)	to the holders of cumulative preferred financing shares, the nominal amount and share premium paid on these shares, as well as any dividends in arrears and dividends over the current dividend period until the date of payment of liquidation proceeds; and

(3)	to the holders of common shares, the nominal amount of these shares, as well as their proportional share in the common shares share premium account.

(4)	Holders of the 120 outstanding founders’ certificates will receive 10% of the balance remaining after the distributions mentioned above have been made and after the amounts of the general reserves and profit reserves created since December 31, 1961 have been deducted in accordance with our Articles of Association.

The balance remaining after all of the above distributions shall be for the benefit of the holders of our common shares in proportion to the aggregate nominal value of common shares held by each of them.

Repurchase by Ahold of its own shares

We may acquire fully paid shares of any class in our capital for no consideration at any time or, subject to certain provisions of Dutch law and our Articles of Association, if:

(i)	our shareholders’ equity less the payment required to make the acquisition does not fall below the sum of

Ahold Annual Report 2004

called-up and paid-up capital and any reserves required by Dutch law or our Articles of Association; and

(ii)	we and our subsidiaries would thereafter not hold shares with an aggregate nominal value exceeding 10% of our issued share capital.

Any shares held by us or our subsidiaries in our own capital may not be voted. An acquisition by us of shares in our capital of any class must be approved by resolution of our Corporate Executive Board, subject to the approval of our Supervisory Board. Shares in our own capital may only be acquired if the General Meeting of Shareholders has authorized our Corporate Executive Board to do so. Such authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. No such authority is required for the acquisition by us of fully paid shares in our own capital for the purpose of transferring these shares to our associates or associates of a group company pursuant to our share plans or option plans, provided the shares are quoted in the official price list of a stock exchange. Our Corporate Executive Board has been authorized to acquire shares through May 26, 2005, subject to the approval of our Supervisory Board. As of the date of this annual report, we have not acquired any shares under this authorization.

Corporate governance rules applicable to large companies in the Netherlands

On May 18, 2001, the General Meeting of Shareholders approved an amendment to our Articles of Association abolishing the structure regime (structuurregime) to which Koninklijke Ahold N.V. was subject voluntarily. As a result of such abolition, Dutch law required us to implement a “mitigated” structure regime at the level of one of our Dutch subsidiaries, which we established at our wholly-owned subsidiary, Ahold Nederland B.V. (“Ahold Nederland”). Ahold Nederland is the indirect parent company of Albert Heijn, Etos and Gall & Gall and certain of our other Dutch subsidiaries.

Pursuant to the mitigated structure regime, Ahold Nederland established a management board and a supervisory board. The supervisory board consists of three members and is charged with advising the management board and supervising the policies of the management board and the general course of business of Ahold Nederland. The supervisory board may suspend members of the management board. The supervisory board must act in the best interests of Ahold Nederland and its business enterprise.

Pursuant to the revised structure regime effective as of October 1, 2004, members of the supervisory board are nominated by the supervisory board and appointed by the general meeting of shareholders. In addition, the works council is given increased right to make recommendations for at least one-third of the members of the supervisory board, which recommendations may only be rejected by the supervisory board under certain circumstances. If no agreement can be reached between the supervisory board and the works council, the supervisory board may request the Enterprise Chamber of the Amsterdam Court to declare its objection legitimate. Any decision of the Enterprise Chamber on this matter is not appealable.

Schuitema, which is listed on Euronext Amsterdam, is subject to the full structure regime. For information on Schuitema, the structure regime and the shareholders’ agreement with respect to Schuitema, see Note 2 to our consolidated financial statements included in this annual report.

Item 10D –	Exchange controls

Currently, there are no limitations, other than those described under “Taxation” below in this section, regarding the payment of dividends by us to non-residents of the Netherlands or any other payments to or from non-resident holders of our securities.

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

Item 10E –	Taxation

Dutch taxation

The following is a summary of material tax consequences in the Netherlands of the acquisition, ownership and disposition of our ADSs, our common shares and cumulative preferred financing shares under current Dutch law. This summary does not, however, discuss every aspect of such taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law, nor does it address the income taxes imposed by any political subdivision of the Netherlands or any tax imposed by any other jurisdiction. The laws upon

Ahold Annual Report 2004

Cross-reference to Form 20-F and Additional Required Information which such discussion is based are subject to change, possibly with retroactive effect. Each holder and prospective investor should consult his or her own tax advisor with respect to the tax consequences of acquiring, owning and disposing of ADSs and/or common shares and/or cumulative preferred financing shares.

General

Holders of ADSs will be treated as the beneficial owners of our common shares represented by such ADSs. An ADS will, in general, for Dutch tax purposes, be identified with a share in Ahold.

Dutch Taxation for Non-Resident ADS and/or Common Shareholders – Withholding Tax

The following is a summary of the material Dutch tax consequences for an owner of our ADSs, common shares and/or cumulative preferred financing shares who is not, or is not deemed to be, or who has not opted to be taxed as a resident of the Netherlands for the purpose of the relevant Dutch tax law provisions.

Withholding tax

Dividends distributed by us are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. The expression “dividends distributed by us” as used herein includes, but is not limited to: (i) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital, which capital is not recognized as such for Dutch dividend withholding tax purposes; (ii) liquidation proceeds, proceeds from the redemption of ADSs, common shares and/or cumulative preferred financing shares or, as a rule, consideration for the repurchase by us of our ADSs and/or common shares and/or cumulative preferred financing shares in excess of the average paid-in capital which capital is recognized as such for Dutch dividend withholding tax purposes; (iii) the par value of ADSs and/or common shares and/or cumulative preferred financing shares issued to a holder of ADSs, common shares and/or cumulative preferred financing shares or an increase of the par value of ADSs, common shares and/or cumulative preferred financing shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made ; and (iv) partial repayment of paid-in capital, which is recognized as such for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless the General Meeting of Shareholders has resolved in advance to make such repayment and provided that the par value of the ADSs and/or common shares and/or cumulative preferred financing shares concerned has been reduced by an equal amount by way of an amendment to the Articles of Association.

If a holder of ADSs, common shares and/or cumulative preferred financing shares is resident in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such country, such holder of ADSs, common shares and/or cumulative preferred financing shares may, depending on the terms of such double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax.

Under the double taxation convention in effect between the Netherlands and the U.S. (the “Treaty”), dividends paid by us to a resident of the U.S. (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25% Dutch withholding tax to 15%, or in the case of certain U.S. corporate ADS and/or common share and/or cumulative preferred financing share holders owning at least 10% of our voting power, a reduction to 5%, unless the ADSs and/or common and/or cumulative preferred financing shares held by such resident are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands. The Treaty provides for a complete exemption for dividends received by exempt pension organizations and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate can be applied immediately upon payment of the dividends, provided that the proper forms (IB92 U.S.A. or IB95 U.S.A.) have been filed in advance of the payment. Qualifying U.S. exempt organizations must seek a full refund of the tax withheld by filing the proper forms. A holder of ADSs, common and/or cumulative preferred financing shares other than an individual will not be eligible for the benefits of the Treaty if such holder of ADSs and/or common and/or cumulative preferred financing shares does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the Treaty.

The Depositary for the ADSs has entered into a special arrangement with the Dutch tax authorities, which may be amended from time to time, regarding the application of the Treaty to dividends paid to holders of ADSs. Under such arrangement, the Depositary has agreed to provide a single tax form to us indicating the number of ADSs owned by residents of the U.S. entitled to an exemption from, or reduction of, Dutch withholding tax under the Treaty. In case of dividends paid by the Depositary by wire transfer or similar method to a bank, broker or depositary (such

Ahold Annual Report 2004

as The Depositary Trust Company), the Depositary will withhold 25% of any dividends payable and such bank, broker or depositary may claim on behalf of its client a refund of such taxes from the Depositary in the form of a supplemental dividend check. An exempt organization that is resident in the U.S. and is entitled to a full exemption from Dutch withholding tax under Article 36 of the Treaty cannot use the special arrangement described in this paragraph. Accordingly, Dutch withholding tax will be imposed on dividends payable to such a holder at a rate of 25% and such holder may claim the benefits of the Treaty by filing a form IB95 U.S.A. directly with the Dutch tax authorities. The Depositary will provide to holders of ADSs, prior to each dividend payment, a notice setting forth the procedures for obtaining a reduced rate of, or exemption from, Dutch withholding tax.

According to an anti-dividend stripping provision, no exemption from, reduction of, or refund of, Dutch dividend withholding tax will be granted if the recipient of a dividend paid by us is not considered the beneficial owner of such dividend. Such recipient is not considered the beneficial owner if such recipient paid a consideration (in cash or in kind) to an other party in connection with the dividend and such payment forms part of a sequence of transactions (as defined below), and further it is likely that (i) such other party, an individual or a company (other than the holder of the dividend coupon) benefited, in whole or in part, directly or indirectly, from the dividend and such other party, individual or company would not, or to a lesser extent be entitled to an exemption from, reduction of, or refund of, Dutch dividend withholding tax than the recipient of the dividend, and (ii) such other party, individual or company, directly or indirectly, retains or acquires a position in the ADSs, common and/or cumulative preferred financing shares that is comparable with his/her or its position in similar ADSs, common and/or cumulative preferred financing shares that he/she or it had before the sequence of transactions began. The term “sequence of transactions” as used herein includes the sole acquisition of one or more dividend coupons and the establishment of short-term rights of enjoyment on ADSs, common and/or cumulative preferred financing shares, while the transferor retains the ownership of the ADSs, common and/or cumulative preferred financing shares.

Under certain circumstances, a transfer to the Dutch tax authorities of the full amount of withholding tax withheld will not be required with respect to dividend distributions out of dividends received from our qualifying foreign affiliates. The amount not required to be transferred amounts to 3% of the gross amount of any cash dividend paid on the ADSs and/or common shares, but cannot exceed 3% of the gross dividends received from our qualifying foreign affiliates during the calendar year until the withholding date and the two previous calendar years, excluding distributions that have been taken into account in respect of the determination of a previous reduction of withholding tax to be transferred. This reduction is not paid out to holders of ADSs, common shares and/or preferred financing shares, but remains with us instead. The classification of this reduction for foreign tax purposes is not clear.

Taxes on income and capital gains

A holder of ADSs, common and/or cumulative preferred financing shares will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by us or in respect of any gain realized on the disposal of ADSs and/or common and/or cumulative preferred financing shares (other than the withholding tax described above), provided that: (i) such holder is neither resident nor deemed to be a resident nor opting to be taxed as a resident of the Netherlands; (ii) such holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the ADSs, common and/or cumulative preferred financing shares are attributable; (iii) such holder is not deemed to have a Dutch enterprise (werkzaamheid) to which enterprise the ADSs, common and/or cumulative preferred financing shares are attributable; (iv) such holder is not an individual performing other activities in the Netherlands in respect of the ADSs and/or common and/or cumulative preferred financing shares, including activities which are beyond the scope of active portfolio investment activities; and (v) such holder does not have a substantial interest or a deemed substantial interest in Ahold or, if such holder does have such an interest, it forms part of the assets of an enterprise.

Generally, a holder of ADSs and/or common and/or cumulative preferred financing shares will not have a substantial interest if he/she, his/her partner, certain other relatives (including foster children) or certain persons sharing his/her household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares and/or ADSs representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire ADSs and/or shares, whether or not already issued, that represent at any time (and from time to time) 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or the ownership of certain profit participating certificates that relate to 5% or more of our annual profit

Ahold Annual Report 2004

Cross-reference to Form 20-F and Additional Required Information and/or 5% or more of our liquidation proceeds. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, in a transaction where taxation was deferred.

Gift, estate and inheritance taxes

No gift, estate or inheritance taxes will arise in the Netherlands with respect to an acquisition of ADSs, common and/or cumulative preferred financing shares by way of a gift by, or on the death of, a holder of ADSs and/or common and/or cumulative preferred financing shares who is neither resident nor deemed to be a resident of the Netherlands, unless: (i) the holder on the date of the gift has, or on the date of his/her death had, an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of such enterprise, as the case may be, the ADSs, common and/or cumulative preferred financing shares are or were attributable; or (ii) in the case of a gift of ADSs, common and/or cumulative preferred financing shares by an individual, such individual dies within 180 days following the date of the gift, while being, at the moment of his or her death, a resident or deemed resident of the Netherlands.

For purposes of Dutch gift, estate and inheritance tax, an individual who holds the Dutch nationality will be deemed to be resident in the Netherlands if he/she has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his/her death. For purposes of Dutch gift tax, an individual not holding Dutch nationality will be deemed to be resident in the Netherlands if he/she has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

Other Dutch taxes and duties

No registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands in respect of or in connection with holding ADSs and/or common and/or cumulative preferred financing shares.

Dutch Taxation for Non-Resident ADS and/or Common Shareholders – Withholding Tax

The following discussion is intended only for the following ADS and/or common and/or cumulative preferred financing shareholders or investors:

•	individuals who are a resident or deemed to be a resident in the Netherlands for tax purposes or who have opted to be taxed as a resident in the Netherlands, excluding (i) individuals who invest in ADSs and/or common and/or cumulative preferred financing shares that form part of a substantial interest or a deemed substantial interest in Ahold or (ii) individuals who are, or are deemed to be, Ahold’s associates, director or board members or individuals who are, or are deemed to be, associates, directors, board members of companies related to us (the “Dutch Individuals”); and

•	corporate entities, which term includes associations which are taxable as corporate entities, that are resident or deemed to be resident in the Netherlands for tax purposes, excluding corporate entities that are (i) not subject to Dutch corporate income tax, (ii) exempt from such corporate income tax, including but not limited to pension funds (pensioenfondsen) as defined under Dutch law or (iii) investment institutions (beleggingsinstellingen) as defined under Dutch law.

Individual and corporate income tax

Dutch individuals not engaged in an enterprise

A Dutch individual (i) who holds ADSs and/or common and/or cumulative preferred financing shares that are not attributable to an enterprise of which such a Dutch individual derives a share of the profit, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or an ADS and/or shareholder, (ii) who is not performing other activities (werkzaamheid) in respect of the ADSs and/or common and/or cumulative preferred financing shares, including but not limited to activities which are beyond the scope of active portfolio investment activities, and (iii) who does not have a substantial interest or a deemed substantial interest in us, generally is subject to income tax at a rate of 30% on a deemed yield of 4% of the average market value of the ADSs and/or common and/ or cumulative preferred financing shares in any one year.

Dutch individuals engaged in an enterprise and corporate entities

Any benefits derived or deemed to be derived from ADSs, common and/or cumulative preferred financing shares, including any capital gains realized on the disposal thereof, that are attributable to an enterprise of which the resident derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth of such enterprise other than by way of shares and/or ADSs, common and/or cumulative preferred financing shares, generally are subject to income tax at progressive rates. Any benefits derived or deemed derived from ADSs, common and/or cumulative preferred financing shares including any capital gains realized on the disposal thereof that are held by a Dutch resident corporate entity, generally are subject to corporate income tax unless the Dutch participation exemption applies.

Ahold Annual Report 2004

Withholding tax

Dividends distributed by us are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. See “Dutch Taxation for Non-Resident ADSs, Common and/or Preferred Shareholders - Withholding Tax” above for a definition of “dividends distributed by us” as used herein.

Dutch individuals and Dutch corporate entities generally can credit the withholding tax against their Dutch income tax or corporate income tax liability and generally are entitled to a refund of dividend withholding tax insofar as the withholding tax exceeds their aggregate income tax or corporate income tax liability. In the case of certain holders of ADSs, common and/or cumulative preferred financing shares subject to Dutch corporate income tax and enjoying the participation exemption, no withholding tax may need to be withheld at all.

According to an anti-dividend stripping provision, no exemption from, credit, reduction or refund of, Dutch dividend withholding tax will be granted if the ultimate recipient of a dividend paid by us is not considered to be the beneficial owner of such dividend. See “Dutch taxation for non-resident ADSs, common and/or preferred shareholders - Withholding Tax” above for a description of who is considered a “beneficial owner.”

Gift, estate and inheritance taxes

Dutch gift, estate or inheritance taxes may apply to an acquisition of ADSs, common and/or cumulative preferred financing shares by way of a gift by, or on the death of, a holder of ADSs and/or common and/or cumulative preferred financing shares a person who is resident or deemed to be resident in the Netherlands.

Other Dutch taxes and duties

No registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands in respect of holding ADSs, common and/or cumulative preferred financing shares.

U.S. federal income taxation

The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our common shares or ADSs. This summary addresses only the U.S. federal income tax considerations of holders that were initial purchasers of common shares or ADSs at the initial issue price and hold common shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received common shares or ADSs as compensation for the performance of services, persons that will hold common shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar or holders that own (or are deemed to own) 10% or more (by voting power or value) of our common shares or ADSs. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our common shares or ADSs.

This summary is based on (1) the federal tax laws of the U.S. as in effect and available on the date of this annual report, including the Internal Revenue Code, as amended, judicial decisions, administrative pronouncements, and currently effective and proposed U.S. Treasury Regulations, each as available on the date hereof and (2) the representations and covenants of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our common shares or ADSs that, for U.S. federal income tax purposes, is: (1) a citizen or resident of the U.S., (2) a partnership or corporation created or organized in or under the laws of the U.S. or any state thereof (including Washington D.C.), (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (a) a court within the U.S. is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of the trust. A “Non-U.S. Holder” is a beneficial owner of our common shares or ADSs that is not a U.S. Holder.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common shares or ADSs, the tax treatment of such partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partnership or partner should consult its own tax advisor as to its consequences.

Ahold Annual Report 2004

Cross-reference to Form 20-F and Additional Required Information

Each prospective purchaser should consult his/her own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of our common shares or ADSs.

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

Distributions

The gross amount of any distribution we make of cash or property (other than certain distributions, if any, of common shares distributed pro rata to all our shareholders, including holders of ADSs) with respect to common shares or ADSs, before reduction for any Dutch taxes withheld therefrom, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Non-corporate U.S. Holders may be taxed on any such dividends received in a taxable year beginning on or before December 31, 2008 at the lower tax rate applicable to long-term capital gains (i.e. gains from the sale of capital assets held for more than one year).

In order to qualify for the preferential rate of taxation, certain requirements must be met, including certain holding period requirements and the absence of certain risk reduction transactions with respect to the common shares or ADSs.

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

Any such dividend paid in Euros will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the Euros on the date of receipt, which in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

A U.S. Holder may elect to deduct in computing his/her taxable income or, subject to certain complex limitations on foreign tax credits generally, credit against its U.S. federal income tax liability Dutch withholding tax at the rate applicable to such U.S. Holder. As discussed under “Dutch taxation for non-resident ADSs, common and/or preferred shareholders – Withholding Tax” above in this Item 10 under the Treaty, dividends paid by us to a U.S. Holder generally will be subject to a Dutch withholding tax rate of 15%. Such reduced rate of withholding will apply only if such U.S. Holder is treated as a resident of the U.S. for purposes of such treaty and otherwise is entitled to the benefits of such treaty and the dividends are not effectively connected with a permanent establishment or fixed base of such U.S. Holder that is situated in the Netherlands.

For purposes of calculating the U.S. foreign tax credit, dividends paid by us will generally constitute passive income, or in the case of certain U.S. Holders, financial services income. U.S. Holders should note, however, that recently enacted legislation eliminates the “financial services income” category for taxable years beginning after December 31, 2006. Under the new legislation, the foreign tax credit limitation categories are limited to “passive category income” and “general category income”. U.S. Holders should consult their tax advisors regarding the availability of, and limitations on, any such foreign tax credit.

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

Ahold Annual Report 2004

Subject to the discussion under “Backup Withholding Tax and Information Reporting Requirements” below in this section, a Non-U.S. Holder of common shares or ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on common shares or ADSs, unless such income is effectively connected with the conduct by such Non- U.S. Holder of a trade or business in the U.S.

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

A U.S. Holder’s initial tax basis in common shares or ADSs will be the U.S. dollar value of the Euro denominated purchase price determined on the date of purchase. If the common shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such common shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If a U.S. Holder converts U.S. dollars to Euros and immediately uses that currency to purchase common shares or ADSs, such conversion generally will not result in taxable gain or loss to such U.S. Holder.

With respect to the sale or exchange of common shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the common shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if he/she elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Subject to the discussion under “Backup Withholding Tax and Information Reporting Requirements” below in this section, a Non-U.S. Holder of common shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such common shares or ADSs unless (1) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S. or (2) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Backup withholding tax and information reporting requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common shares or ADSs made within the U.S., or by a U.S. payor or U.S. middleman to a holder of common shares or ADSs (other than an “exempt recipient” which is a payee, including a corporation, a payee that is not a U.S. person that provides an appropriate certification, and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the, sale or redemption of, common shares or ADSs within the U.S. to a holder, or by a U.S. payor or U.S. middleman (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding rate was 30% for the year 2002 and is 28% for years 2003 through 2010.

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

Cross-reference to Form 20-F and Additional Required Information

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

Item 16C -	Principal accountant fees and services

The following table sets forth the total expenses incurred by us and our subsidiaries for services provided by our independent accountants, Deloitte Accountants B.V. and its member firms and/or affiliates (“Deloitte”), for the past three years:

(in EUR thousands)	2004	2003	2002
Audit Fees	25,185	19,671	31,312
Audit-Related Fees	2,389	810	1,549
Tax Fees	27	687	582
All Other Fees	—	96	222

Total	27,601	21,264	33,665

Audit fees

Audit fees principally constitute fees billed for professional services rendered by Deloitte for the audit of our consolidated financial statements for each of the years 2002, 2003 and 2004. It also encompasses the review of the financial statements included in interim consolidated financial statements for the third quarter of 2003 and 2004 and fees related to statutory financial statements. The 2004 audit fees also included fees for audits of closing balances for divested entities and fees for the audit of the conversion to IFRS. The audit fees for 2002 also included fees paid related to the restated 2000 and 2001 comparative consolidated financial information.

Audit-related fees

Audit-related fees constitute fees billed for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of our consolidated financial statements, other than the services reported above under “Audit Fees,” in each of the years 2002, 2003 and 2004. Audit-related fees principally consisted of fees for consultation concerning financial accounting and reporting standards related matters.

Tax fees

Tax fees constitute fees billed for professional services rendered by Deloitte for tax compliance, tax advice and tax planning in each of 2002, 2003 and 2004.

All other fees

All other fees constitute the aggregate fees billed for products and services, other than the services reported above under “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” provided by Deloitte in each of 2002, 2003 and 2004.

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

Ahold Annual Report 2004

Board and Management As of April 5, 2005

Corporate Executive Board

Anders Moberg, President and CEO

Hannu Ryöppönen, CFO

Peter Wakkie, Chief Corporate Governance Counsel

Corporate Officers

Accounting and Reporting

Joost Sliepenbeek

Business Controlling

Brian Hotarek

Business Support

Arthur Brouwer

Human Resources

Jim Lawler

Internal Audit

Thijs Smit

Treasury and Tax

Kimberly Ross

Retail

Stop & Shop / Giant Food

Quincy, Massachusetts/ Landover, Maryland, United States Marc Smith, President and CEO

Giant Food Stores / Tops Markets

Carlisle, Pennsylvania / Buffalo, New York, United States Anthony Schiano, President and CEO

Albert Heijn

The Netherlands

Dick Boer, President and CEO

Schuitema

The Netherlands

Jan Brouwer, President and CEO

ICA 1

Scandinavia and Baltic States

Kenneth Bengtsson, President and CEO

Ahold Central Europe

Poland, Czech Republic, Slovakia

Jacquot Boelen, President and CEO

Jerónimo Martins Retail 1

Portugal

Pedro Soares dos Santos, CEO

CARHCO 1

Central America

José Carlos Paiz, CEO

Foodservice

U.S. Foodservice

Columbia, Maryland, United States

Lawrence Benjamin, President and CEO

[1]	Unconsolidated joint ventures

Ahold Annual Report 2004

Forward-looking Statements Notice

Certain statements contained in this annual report are "forward-looking statements" within the meaning of the U.S. federal securities laws. Those statements include, but are not limited to:

•	expectations as to changes in net sales, operating income and certain expenses in respect of certain of our operations, and estimations of the factors that will cause such expected changes;

•	expectations as to reduction in our net debt; expectations as to the tax rate and our tax position;

•	expectations as to the impact of operational improvements on productivity levels, operating income and profitability in our stores;

•	expectations as to the savings and synergies from our arena strategy, new projects and programs and from increased cooperation between our subsidiaries, particularly in the U.S. and Europe;

•	statements as to the timing, effects, limits and effectiveness of the remedial measures we have taken or will take to address deficiencies in our internal controls and of improvements and other changes to our accounting policies, internal control systems and corporate governance;

•	expectations as to our financial condition and prospects, our access to liquidity, the sufficiency of our working capital and the sufficiency of our existing credit facilities, our letter of credit requirements, as well as to the timing and amounts of certain repayments under our existing indebtedness and the sources of funds available for such payments and the impact of our new financial plan and strategy;

•	expectations as to the timing and our ability to return to an investment grade profile;

•	statements as to the timing, scope and impact of certain divestments, the amount of proceeds to be raised and the use of proceeds from such divestments;

•	expectations as to the growth in the retail and foodservice industries;

•	expectations as to trends in fuel cost, pension and health care costs, insurance costs and food price inflation;

•	statements regarding the timing, scope, progress and expected impact of the U.S. Foodservice strategy and recovery plan, including its training program, the reorganization of its operations, the full implementation of its SIS system, the integration and improvement of its operating platforms, the strengthening of its governance and internal controls, the restoration of its procurement leverage and changes to its incentive plans;

•	statements as to the expected timing, strategy, outcome, cost and impact of certain legal proceedings and investigations and the sufficiency of our available defenses and responses;

•	statements as to the extent of our obligations under certain contingent liabilities;

•	expectations as to the cost of contributions to certain pension plans and other associate benefit plans;

•	statements as to the timing of future dividend payments, if any;

•	expectations as to our competitive position and the impact of the weakened economy on our business;

•	expectations as to possible reversal of goodwill charges and possible exceptional items resulting from divestments;

•	statements as to the impact of our compliance with IFRS and the decisions and changes made or required to be made in complying with IFRS;

•	expectations regarding our growth and capital expenditures; and

•	expectations as to the impact of the announced accounting irregularities on our operations, liquidity and business.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include, but are not limited to:

•	our liquidity needs exceeding expected levels, amounts available under our credit facilities and our ability to refinance our debt obligations maturing in 2005;

•	our ability to maintain normal terms, or improve terms, with vendors and customers;

•	our ability to successfully rebuild U.S. Foodservice and implement our cash flow improvement and debt reduction plan;

•	our ability to reach agreements acceptable to us and/or to find buyers for the remaining operations we are divesting, to address legal obstacles to the consummation of the expected divestments and to satisfy other closing conditions to the expected divestments;

•	our ability or the ability of any of our arenas and operating companies to implement and complete successfully their plans and strategies or delays or additional costs encountered in connection with their implementation;

•	the effect of general economic conditions and fluctuations in food prices;

•	difficulties encountered in the cooperation efforts among our subsidiaries and the implementation of new operational improvements;

•	diversion of management’s attention, the loss of key personnel, the integration of new members of management, and our ability to attract and retain key executives and associates;

•	our ability to remedy the deficiencies identified in our internal controls and the amount of resources required to implement and maintain improved accounting systems and controls;

•	increases in competition in the markets in which our subsidiaries and joint ventures operate and changes in marketing methods utilized by competitors;

•	the potential adverse impact of certain joint venture options, if exercised, on our liquidity and cash flow;

•	fluctuations in interest rates in the countries in which we operate and in exchange rates between the Euro and the other currencies in which our assets, liabilities and operating income are denominated, in particular, the U.S. dollar;

•	our ability to maintain our market share in the markets in which we operate;

•	the results of pending or future legal proceedings to which we and certain of our current and former directors, officers and associates are, or may be, a party and the sufficiency of our directors’ and officers’ liability insurance;

•	the actions of government regulators and law enforcement agencies;

•	any further downgrading of our credit ratings or our inability to return to an investment grade profile;

•	sufficiency of our insurance coverage and any further increases in insurance premiums;

•	unanticipated delays in our compliance with IFRS or unforeseen impacts of IFRS;

•	the potential adverse impact of any disclosures made in this annual report on our results of operations and liquidity; and

•	other factors discussed elsewhere in this annual report.

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

Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained in this annual report, nor have they expressed any opinion or any other form of assurance on such information or its achievability. They assume no responsibility for, and disclaim any association with, the prospective financial information.

For additional information on these forward-looking statements and the factors that could cause actual results to differ materially from future results expressed or implied by these forward-looking statements, see our public filings.

Outside the Netherlands, we present ourselves under the name of “Royal Ahold” or simply “Ahold.” For the reader’s convenience, “Ahold” or “the Company” is also used throughout this annual report. Our registered name is “Koninklijke Ahold N.V.”

Ahold Annual Report 2004

For information

Ahold Investor Relations

Telephone:	+31 75 659 58 28
Fax:	+31 75 659 83 59
E-mail:	investor.relations@ahold.com

Ahold Corporate Communications

Telephone:	+31 75 659 57 20
Fax:	+31 75 659 83 60
E-mail:	corp.communications@ahold.com

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Ahold hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

Koninklijke Ahold N.V.

By:	/s/ Anders C. Moberg
Name: Anders C. Moberg
Title: President, Chief Executive Officer and Member of the Corporate Executive Board

Date: April 14, 2005

EXHIBITS

EXHIBIT	DESCRIPTION

1.1	English translation of Articles of Association of the Company, as amended on March 3, 2004, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

2.1	Amended and Restated Agency Agreement, dated August 8, 2002, between the Company, Koninklijke Ahold N.V., Zaandam, Geneva Branch, Ahold Finance Europe B.V. and Ahold Finance U.S.A., LLC, as Issuers, the Company, as Guarantor, Dexia Banque Internationale à Luxembourg S.A., as Agent, and ABN AMRO Bank N.V., as Paying Agent.[1]

4.1	Amended and Restated Employment Agreement between the Company and Anders Moberg dated October 14, 2003, incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 29, 2002.

4.2	Employment Agreement between the Company and Hannu Ryöppönen dated June 18, 2003, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 29, 2002.

4.3	Employment Agreement between the Company and Peter Wakkie dated October 9, 2003, incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

4.4	Credit Facility, dated December 17, 2003 and as amended on December 23, 2003, between the Company and ABN AMRO Bank N.V., Bank of America, N.A., Goldman Sachs Credit Partners, L.P., ING Bank N.V., J.P. Morgan Chase Bank and certain banks and financial institutions, as lenders, incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003. This credit facility was terminated on February 15, 2005.

8.1	For significant subsidiaries as of the end of the fiscal year covered by this annual report on Form 20-F please see the information on pages 210 through 212 of the Financial Statements—Note 32—“List of subsidiaries and affiliates,” which information is incorporated herein by reference.

9.1	Consent of Deloitte Accountants B.V., independent auditors to the Company.

11.1	Ahold Global Code of Professional Conduct and Ethics, effective as of March 1, 2005.

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[2]

13.2	Certification of the principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[2]

1.	Pursuant to Instruction 2(b)(i) as to Exhibits in Form 20-F, various instruments defining the rights of long-term debt of Ahold are not being filed herewith because the total of securities authorized under each such instrument does not exceed 10% of the total assets of Ahold. Ahold hereby agrees to furnish a copy of any such instrument to the SEC upon request.

2.	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.