Form 20-F/A
period 2005-01-02
ROYAL AHOLD
filed 2005-06-24
CIK 869425

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 2)

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

Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares at a par value of EUR 0.25 each,	New York Stock Exchange
represented by American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:	None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None.
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

Item 17 ☐     Item 18 ☑

EXPLANATORY NOTE

Koninklijke Ahold N.V. (“Ahold” or the “Company) hereby amends its Annual Report on Form 20-F for the fiscal year ended January 2, 2005 (the “Ahold Form 20-F”) filed with the Securities and Exchange Commission (the “SEC”) on April 14, 2005, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 18, 2005 (“Amendment No. 1”). This Amendment No. 2 to the Annual Report on Form 20-F/A (“Amendment No. 2”) is being filed to amend “Item 18 – Financial Statements” and “Item 19 – Exhibits” of the Ahold Form 20-F to include the consolidated financial statements and notes thereto for our joint venture ICA AB (“ICA”) for its fiscal years ended December 31, 2004, 2003 and 2002 as required by Rule 3-09 of Regulation S-X.

We determined that we are not required pursuant to Rule 3-09 of Regulation S-X to file, as part of our Annual Report on Form 20-F for the fiscal year 2004, financial statements of any of our other joint ventures that were accounted for under the equity method and not consolidated in our consolidated financial statements, since they were not considered significant under Rule 3-09 of Regulation S-X.

As discussed in paragraph f of Note 31 to our consolidated financial statement included in our 2004 Annual Report to Shareholders, subsequent to the issuance of our 2003 financial statements, we identified certain unintentional errors that were made in the determination of our net income (loss) and shareholders’ equity under U.S. GAAP for fiscal years 2003, 2002 and prior years. As a result, in Note 31 we restated our U.S. GAAP information for fiscal years 2003 and 2002 to correct these errors. After the filing of the Ahold Form 20-F, we determined that, based upon the restated U.S. GAAP information for fiscal years 2003 and 2002, we were no longer required to file financial statements pursuant to Rule 3-09 of Regulation S-X for any of our joint ventures that were accounted for under the equity method and not consolidated in our financial statements for fiscal year 2003 or 2002, since they were no longer considered significant under Rule 3-09 of Regulation S-X. Therefore, contrary to what was stated in our Annual Reports on Form 20-F for such fiscal years, such Annual Reports will not be amended to include any financial statements for any of our joint ventures for such fiscal years.

Except as specifically provided above, this Amendment No. 2 does not amend, update or restate any other items or sections of the Ahold Form 20-F and does not reflect events occurring after the filing of the Ahold Form 20-F.

PART III

ITEM 18.	FINANCIAL STATEMENTS

Ahold’s consolidated financial statements, as set forth on pages 93 through 220 of its 2004 Annual Report to Shareholders incorporated by reference in the Ahold Form 20-F, are incorporated by reference in this Amendment No. 2.

Separate consolidated financial statements and notes thereto for ICA for its fiscal years ended December 31, 2004, 2003 and 2002 are being filed pursuant to Rule 3-09 of Regulation S-X. See Exhibit 15.1 hereto.

ITEM 19.	EXHIBITS

List of Exhibits

Exhibit	Description
1.1	English translation of Articles of Association of the Company, as amended on March 3, 2004, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

2.1	Amended and Restated Agency Agreement, dated August 8, 2002, between the Company, Koninklijke Ahold N.V., Zaandam, Geneva Branch, Ahold Finance Europe B.V. and Ahold Finance U.S.A., LLC, as Issuers, the Company, as Guarantor, Dexia Banque Internationale à Luxembourg S.A., as Agent, and ABN AMRO Bank N.V., as Paying Agent.[1]

4.1	Amended and Restated Employment Agreement between the Company and Anders Moberg dated October 14, 2003, incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 29, 2002.

4.2	Employment Agreement between the Company and Hannu Ryöppönen dated June 18, 2003, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 29, 2002.

4.3	Employment Agreement between the Company and Peter Wakkie dated October 9, 2003, incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

4.4	Credit Facility, dated December 17, 2003 and as amended on December 23, 2003, between the Company and ABN AMRO Bank N.V., Bank of America, N.A., Goldman Sachs Credit Partners, L.P., ING Bank N.V., J.P. Morgan Chase Bank and certain banks and financial institutions, as lenders, incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003. This credit facility was terminated on February 15, 2005.

4.5	Employment Agreement between the Company and William Grize dated August 31, 2001, incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

4.6	Employment Agreement among the Company, Ahold U.S.A. and William Grize, effective June 1, 2004. [2]

4.7	Employment Agreement between the Company and Theo de Raad dated December 18, 2000, incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

4.8	Restated Employment Agreement between the Company and Theo de Raad effective April 23, 2004. [2]

8.1	For significant subsidiaries as of the end of the fiscal year covered by the Ahold Form 20-F, please see the information on pages 210 through 212 of the Financial Statements—Note 32—”List of subsidiaries and affiliates,” which information is incorporated by reference in the Ahold Form 20-F.

9.1	Consent of Deloitte Accountants B.V., independent auditors to the Company. [1]

9.2	Consent of Deloitte & Touche AB, independent auditors to ICA.

11.1	Ahold Global Code of Professional Conduct and Ethics, effective as of March 1, 2005. [1]

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[3]

13.2	Certification of the principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. [3]

15.1	Consolidated financial statements and notes thereto for ICA.

[1]	Previously filed as an exhibit to the Ahold Form 20-F.

[2]	Previously filed as an exhibit to Amendment No. 1.

[3]	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Ahold hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized.

Koninklijke Ahold N.V.

By:		/s/ Anders C. Moberg
	Name:	Anders C. Moberg
	Title:	President, Chief Executive Officer and Member of the Corporate Executive Board

Date: June 24, 2005

Index of Exhibits

Exhibit	Description

1.1	English translation of Articles of Association of the Company, as amended on March 3, 2004, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

2.1	Amended and Restated Agency Agreement, dated August 8, 2002, between the Company, Koninklijke Ahold N.V., Zaandam, Geneva Branch, Ahold Finance Europe B.V. and Ahold Finance U.S.A., LLC, as Issuers, the Company, as Guarantor, Dexia Banque Internationale à Luxembourg S.A., as Agent, and ABN AMRO Bank N.V., as Paying Agent.[1]

4.1	Amended and Restated Employment Agreement between the Company and Anders Moberg dated October 14, 2003, incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 29, 2002.

4.2	Employment Agreement between the Company and Hannu Ryöppönen dated June 18, 2003, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 29, 2002.

4.3	Employment Agreement between the Company and Peter Wakkie dated October 9, 2003, incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

4.4	Credit Facility, dated December 17, 2003 and as amended on December 23, 2003, between the Company and ABN AMRO Bank N.V., Bank of America, N.A., Goldman Sachs Credit Partners, L.P., ING Bank N.V., J.P. Morgan Chase Bank and certain banks and financial institutions, as lenders, incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003. This credit facility was terminated on February 15, 2005.

4.5	Employment Agreement between the Company and William Grize dated August 31, 2001, incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

4.6	Employment Agreement among the Company, Ahold U.S.A. and William Grize, effective June 1, 2004. [2]

4.7	Employment Agreement between the Company and Theo de Raad dated December 18, 2000, incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

4.8	Restated Employment Agreement between the Company and Theo de Raad effective April 23, 2004. [2]

8.1	For significant subsidiaries as of the end of the fiscal year covered by the Ahold Form 20-F, please see the information on pages 210 through 212 of the Financial Statements—Note 32—“List of subsidiaries and affiliates,” which information is incorporated by reference in the Ahold Form 20-F.

9.1	Consent of Deloitte Accountants B.V., independent auditors to the Company. [1]

9.2	Consent of Deloitte & Touche AB, independent auditors to ICA.

11.1	Ahold Global Code of Professional Conduct and Ethics, effective as of March 1, 2005. [1]

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[3]

13.2	Certification of the principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. [3]

15.1	Consolidated financial statements and notes thereto for ICA.

[1]	Previously filed as an exhibit to the Ahold Form 20-F.

[2]	Previously filed as an exhibit to Amendment No. 1.

[3]	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.