Form 20-F
period 2006-01-01
ROYAL AHOLD
filed 2006-04-13
CIK 869425

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended January 1, 2006

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 0-18898

Koninklijke Ahold N.V.

(Exact name of Registrant as specified in its charter)

Royal Ahold

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Piet Heinkade 167 – 173, 1019 GM Amsterdam, The Netherlands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares at a par value of EUR 0.25 each, represented by American Depositary Shares	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:
Cumulative preferred financing shares at a par value of EUR 0.25 per share	369,217,164
Common shares at a par value of EUR 0.25 per share	1,555,312,608

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

The information required by Form 20-F is contained in the following 2005 Annual Report to Shareholders of Koninklijke Ahold N.V. (the “Company”) prepared in accordance with Dutch regulations, except as otherwise provided herein. Cross references between the Form 20-F requirements and the corresponding pages of the 2005 Annual Report to Shareholders are set out in the “Cross-reference to Form 20-F” section of the 2005 Annual Report to Shareholders.

Ahold

ANNUAL REPORT 2005

Giant
FAT FREE MILK

ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL & GALL GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA PEAPOD PINGO DOCE STOP & SHOP TOPS US FOODSERVICE / **WE MAKE IT EASY TO CHOOSE THE BEST**

Life is about making choices.

We make it easy for our customers to choose the best. The best products, the best quality, the best prices, and the best choices for a healthy lifestyle.

Our profile

Ahold is an international group of quality supermarkets and foodservice operators based in the United States and Europe. We provide an easy, convenient and appealing shopping experience through continuous customer focus. We are committed to offering our customers the best value, the highest quality and healthy choices, while building value for our shareholders.

Our strong retail and foodservice brands ensure we are optimally placed to answer our customers’ local needs. At the same time, our brands benefit from group synergies that allow us to operate in a simple, responsible and efficient way.

Our people love being in the food business and they make the difference as we strive to be the leader in all our markets. Our aim is to continuously grow, in part by innovating products, services and store formats.

AHOLD ANNUAL REPORT 2005	1

General information

INTRODUCTION

Koninklijke Ahold N.V. is a public limited liability company registered in the Netherlands with listings of shares or depositary shares on the Amsterdam, New York and Zurich stock exchanges.

This is Ahold’s annual report for the financial year ended January 1, 2006 in accordance with Dutch regulations. It also forms a substantial part of our Form 20-F, which will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Cross-references to the Form 20-F are set out in the “Cross-reference to Form 20-F” section included in this annual report.

In this annual report, “we,” “us,” “our,” the “Company,” and “Ahold” refer to Koninklijke Ahold N.V. together with its consolidated subsidiaries, unless the context indicates otherwise. We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (the “EU”) and have provided a reconciliation to accounting principles generally accepted in the U.S. (“US GAAP”).

In accordance with Rule 3-09 of Regulation S-X, separate financial statements for ICA AB (“ICA”) are filed with the SEC as exhibit 15.1 to our annual report on Form 20-F.

This annual report includes forward-looking statements that involve risks and uncertainties that are discussed in more detail in the “Forward-looking statements notice” section.

FINANCIAL YEAR REPORTING

Our financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31 of each calendar year, with each subsequent financial year beginning on the following Monday. Our financial year-end dates for the past five financial years were:

•	January 1, 2006,
•	January 2, 2005,
•	December 28, 2003,
•	December 29, 2002 and
•	December 30, 2001.

Each of these years included 52 weeks, except for 2004, which had 53 weeks. For Ahold and those subsidiaries with a 53-week financial year in 2004, the results of operations for 2004 were affected by the inclusion of the additional one-week period in 2004 compared to the other four financial years.

Our subsidiaries in Central Europe and our treasury center in Geneva, Switzerland, as well as our former subsidiaries in Spain and South America, use a calendar year-end.

CURRENCIES

We are domiciled in the Netherlands, which is one of the member states of the EU that has adopted the euro (“EUR”) as its currency. Accordingly, we have adopted the euro as our reporting currency. As a significant portion of our business is based in the U.S., exchange rate fluctuations between the euro and the U.S. dollar (“dollar” or “USD”) are among the factors that have influenced year-to-year comparability of our consolidated results of operations and financial position.

USE OF NON-GAAP FINANCIAL MEASURES

In certain instances, we present our results of operations in local currencies, which we believe provides a better insight into the operating performance of our foreign subsidiaries.

We use certain other non-GAAP financial measures in this annual report. These financial measures are not prepared in accordance with IFRS or US GAAP. These non-GAAP financial measures should not be viewed as alternatives to the equivalent IFRS or US GAAP measures and should be considered in addition to, but not as substitutes for, the most directly comparable IFRS or US GAAP measures.

2

Financial highlights

SELECTED FINANCIAL DATA

The selected financial data below should be read in conjunction with our consolidated financial statements included in this annual report. The selected financial data as of January 1, 2006 and January 2, 2005 and for the two years then ended have been derived from these consolidated financial statements. The SEC has adopted amendments to Form 20-F related to the first-time adoption of IFRS. These amendments allow us to provide only one year of comparative IFRS financial data. The selected financial data as of December 28, 2003, December 29, 2002 and December 30, 2001 and for the three years then ended have been derived from our consolidated financial statements not included in this annual report and are included in the selected financial data below under US GAAP only.

IFRS differs in certain material respects from US GAAP. We have included an explanation of the principal differences between IFRS and US GAAP relevant to us in Note 37 to our consolidated financial statements included in this annual report.

For information about significant accounting policies, acquisitions and non-current assets held for sale and discontinued operations affecting the periods presented, see the “Management’s discussion & analysis” section as well as Notes 3, 4 and 12 to our consolidated financial statements included in this annual report. For information on the changes in equity, see Note 23 to our consolidated financial statements.

Until 2004, we prepared our consolidated financial statements under generally accepted accounting principles in the Netherlands (“Dutch GAAP”). As required by a EU regulation, from 2005 onwards our consolidated financial statements are prepared in accordance with IFRS as adopted by the EU. All standards issued by the International Accounting Standards Board (the “IASB”) effective for 2005 and all interpretations issued by the International Financial Reporting Interpretations Committee (the “IFRIC”) effective for 2005 have been endorsed by the EU. Reconciliations between Dutch GAAP and IFRS and explanatory narratives are included in Note 36 to the consolidated financial statements, as required by IFRS 1 “First-time Adoption of International Financial Reporting Standards.”

IFRS consolidated statements of operations data

Euros in millions, except margin and per share data	2005	2004
Net sales	44,496	44,610
Operating income	248	923
Operating margin	0.6%	2.1%
Income (loss) from continuing operations	(38)	633
Income from discontinued operations	197	265
Net income	159	898
Net income attributable to common shareholders	133	885
Income (loss) from continuing operations per common share:
Basic	(0.04)	0.40
Diluted	(0.04)	0.40
Income from discontinued operations per common share:
Basic	0.13	0.17
Diluted	0.13	0.17
Net income attributable to common shareholders per share:
Basic	0.09	0.57
Diluted	0.09	0.57

AHOLD ANNUAL REPORT 2005	3

> Financial highlights

US GAAP consolidated statements of operations data

Euros in millions, except per share data	2005	2004 [1]	2003	2002	2001
Net sales	44,100	43,872	45,030	50,438	44,563
Operating income	266	808	995	1,226	1,304
Income (loss) from continuing operations	(7)	373	182	74	(265)
Income (loss) from discontinued operations	(2)	(276)	(771)	(1,827)	89
Income (loss) before cumulative effect of changes in accounting principles	(9)	97	(589)	(1,753)	(176)
Net income (loss)	(9)	89	(689)	(4,345)	(196)
Income (loss) from continuing operations per common share:
Basic	(0.03)	0.21	0.14	0.04	(0.33)
Diluted	(0.03)	0.21	0.14	0.04	(0.33)
Income (loss) from discontinued operations per common share:
Basic	0.00	(0.17)	(0.75)	(1.83)	0.10
Diluted	0.00	(0.17)	(0.75)	(1.83)	0.10
Cumulative effect of changes in accounting principles per common share:
Basic	0.00	(0.01)	(0.10)	(2.59)	(0.02)
Diluted	0.00	(0.01)	(0.10)	(2.59)	(0.02)
Net income (loss) per common share:
Basic	(0.03)	0.03	(0.71)	(4.38)	(0.25)
Diluted	(0.03)	0.03	(0.71)	(4.38)	(0.25)
1	As restated.

IFRS consolidated balance sheets data

Euros in millions, except share data	January 1, 2006	January 2, 2005
Total assets	20,005	21,374
Equity attributable to common shareholders of Ahold	4,651	3,888
Total share capital	13,811	13,805
Weighted average number of common shares (in thousands):
Basic	1,554,713	1,553,007
Diluted	1,554,713	1,553,240

US GAAP consolidated balance sheets data

Euros in millions, except share data	January 1, 2006	January 2, 2005 [1]	December 28, 2003	December 29, 2002	December 30, 2001
Total assets	26,352	26,898	30,126	32,420	40,010
Shareholders’ equity	10,050	8,748	9,497	8,496	15,566
Weighted average number of common shares (in thousands):
Basic	1,554,713	1,553,007	1,024,465	1,001,347	926,736
Diluted	1,554,713	1,553,603	1,024,632	1,002,301	926,736
1	As restated.

4

Other financial information

Euros in millions, except share and employee data		2005	2004
IFRS consolidated statements of cash flows data
Net cash from operating activities		1,897	2,193
Net cash from investing activities		159	(164)
Net cash from financing activities		(3,193)	(2,004)

Share data (in thousands)
Common shares outstanding at year-end		1,555,313	1,554,263

Data per common share
Dividends		–	–
Share price at Euronext	high	7.45	7.40
Share price at Euronext	low	5.69	5.04
Share price at Euronext	at year-end	6.33	5.70

Number of employees [1]
Number of employees at year-end in FTE		167,801	206,441
Average number of employees in FTE		168,568	231,003

1	Consolidated, excluding joint ventures and associates, including discontinued operations.

Exchange rates

The following table sets forth, for the years indicated, certain information concerning the exchange rate of the U.S. dollar relative to the euro, expressed in U.S. dollar per euro based on the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”):

Year	Period end	Average	High	Low
2001	0.8836	0.8950	0.9535	0.8370
2002	1.0438	0.9441	1.0438	0.8594
2003	1.2429	1.1299	1.2597	1.0361
2004	1.3538	1.2487	1.3625	1.1801
2005	1.1842	1.2449	1.3476	1.1667

The rates used in the preparation of our consolidated financial statements may vary in certain minor respects from the noon buying rate.

The following table sets forth the high and low noon buying rates of the U.S. dollar against the euro for each of the last six months. The noon buying rate of the U.S. dollar against the euro as of March 31, 2006 was USD 1.2139 = EUR 1.

	High	Low
October 2005	1.2148	1.1914
November 2005	1.2067	1.1667
December 2005	1.2041	1.1699
January 2006	1.2287	1,1980
February 2006	1.2100	1.1860
March 2006	1.2197	1.1886

Fluctuations in the exchange rates between the U.S. dollar and the euro have affected the U.S. dollar equivalent of the euro prices of our common shares on the Official Segment of Euronext Amsterdam N.V.’s stock market (“Euronext Amsterdam” or “Euronext”) and, as a result, are likely to have affected the market price of our American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), listed on the New York Stock Exchange (the “NYSE”). Such fluctuations will also affect the U.S. dollar amounts received by holders of our ADSs on conversion by The Bank of New York, as depositary (the “Depositary”), of cash dividends, if any, paid in euros on the common shares represented by the ADSs.

AHOLD ANNUAL REPORT 2005	5

Corporate Executive Board. Anders Moberg, President and Chief Executive Officer ***(center)***; John Rishton, Acting Executive Vice President and Chief Financial Officer [1] ***(left)***; Peter Wakkie, Executive Vice President and Chief Corporate Governance Counsel ***(right)***.

Letter to our shareholders

DEAR SHAREHOLDER,

I am delighted to welcome you to our Annual Report 2005. In the pages that follow, we set out Ahold’s progress over the past year, share with you our strategy for the future, and highlight the achievements of our 247,000 employees around the world.

The achievements we present in this report are a testament to our colleagues taking concepts that might sound abstract – “delighting customers” or “easy in, easy shop, easy out” – and bringing them to life in their daily work. With a business spanning 3,455 stores and 126 foodservice outlets across the United States and Europe, we are proud of the fact that our customers experience high standards of service all day, every day of the year.

Many readers will be aware that in 2005 we completed the majority of our Road to Recovery strategy, including the EUR 3.1 billion divestment program and our significant reduction in net debt. We are a much healthier company today as a result. In January 2006, we welcomed John Rishton as our new Chief Financial Officer.

We had a number of other accomplishments in 2005. You can read more about our achievements and future strategy in the following sections, but I would like to point out a few notable developments here.

A significant milestone for us was the USD 1.1 billion (EUR 929 million) settlement of the securities class action brought against Ahold in 2003, subject to court approval. It is the last of our outstanding material litigations with significant financial exposure from that time.

We unveiled in November 2005 a new long-term strategy for U.S. Foodservice. The strategy splits U.S. Foodservice into two operating companies, Broadline and Multi-Unit, enabling the business to serve the needs of its very different customer types more effectively.

During the year, our successful value repositioning at Albert Heijn and ICA further improved our market share and growth. Our Stop & Shop/Giant-Landover arena is launching its own value improvement program in 2006. We expect this, together with store reinvestment and cost reduction initiatives already underway, will steadily enhance our market position in the coming years.

Nevertheless, 2005 has been a difficult year with mixed performance in our key business arenas. We continue to experience strong competitive pressures in our retail operations, with considerable challenges at the Stop & Shop/Giant-Landover arena. Tops, in particular in northeast Ohio, and the Central Europe Arena continue to underperform. The financial targets we originally set for retail in 2003 have become increasingly challenging. Competitive and operating cost pressures have been greater than expected and the turnaround at certain businesses has been slower than planned. Based on the retail trends we have seen for the year to date, we expect our retail net sales growth this year to be between 2.5% and 3.0% (at constant exchange rates, and excluding divestments made in 2005). In addition, we expect that our retail operating margin will be between 4.0% and 4.5% in 2006. Our overall priority remains to drive top line growth and achieve a 5% retail operating margin. U.S. Foodservice targets remain unchanged.

The achievements of 2005 are now enabling us to focus fully on managing our business for the future. In 2006, our focus will be on operational and value improvement, a comprehensive review of underperforming assets, and a reduction of corporate overhead. Our market leadership positions and restored financial health will help us to accelerate the implementation of our strategy.

Our journey continues. I am confident that our businesses have both the determination and the skills to achieve our goals in doing what is right for the customer and increasing shareholder value. I believe that our strategy, our market leadership positions, and the commitment of our employees are what sets Ahold apart and makes it a company in which we are all proud to invest.

On behalf of the Corporate Executive Board, I extend to you my best wishes.

Anders C. Moberg

President & Chief Executive Officer

Amsterdam, the Netherlands, March 28, 2006

AHOLD ANNUAL REPORT 2005	7

Our strategy

ROAD TO RECOVERY 2003-2005

In 2003, we announced a three-year financing plan and strategy to restore the value of our company. The plan focused on four key areas: restoring our financial health; re-engineering our food retail business; recovering the value of U.S. Foodservice; and reinforcing accountability, controls and corporate governance.

Restoring our financial health

Since November 2003, we have taken numerous steps to strengthen our financial position and flexibility. We raised approximately EUR 2.9 billion in net equity proceeds, reduced gross debt by approximately EUR 5.8 billion, negotiated a new, unsecured syndicated EUR 2 billion credit facility with more favorable terms and conditions than the prior facility, and completed divestments for cash consideration and assumed debt totaling EUR 3.1 billion. As a result of our efforts, we have improved our liquidity, strengthened our balance sheet and better positioned ourselves for the future by divesting non-core and underperforming assets.

Our overall financial recovery is on track. We closed 2005 with EUR 2.2 billion total cash balances and we reduced gross debt by 22.7% (EUR 2.3 billion) during 2005. The lower average outstanding debt balances, lower average cost of debt and lower banking fees contributed to lower net interest expense in 2005. Our financial health is steadily improving and we remain committed to meeting what we understand to be the criteria for investment grade rating from the two applicable rating agencies.

Re-engineering our retail business

We have reorganized our food retail companies into arenas to integrate back office functions. In this way, we can achieve economies of scale while continuing to operate using local brands, pricing and product assortment. We have also reinvested in many of our stores to maintain and improve our market position.

Our objective for our companies is for them to have or be capable of achieving a sustainable and profitable number one or number two position in their respective markets within three to five years.

Recovering the value of U.S. Foodservice

The three key steps we are taking to recover the value of U.S. Foodservice are: improving internal controls and corporate governance; restoring profitability and cash flow;

and pursuing profitable sales growth. We have made significant progress and implemented a number of initiatives and changes at U.S. Foodservice to clarify accountability, improve our internal controls and strengthen our corporate governance. In 2004, we implemented a plan focusing on organizational, operational and system improvements as well as procurement enhancements at U.S. Foodservice in order to restore profitability and cash flow. In 2005, we continued executing this plan, resulting in improved operating income at U.S. Foodservice, and in November of the same year announced a new long-term strategy.

Reinforcing accountability, controls and corporate governance

As part of our Road to Recovery strategy we have implemented many initiatives and changes to clarify accountability, improve internal controls and strengthen corporate governance. We have concluded that as of the end of the period covered by this Annual Report, the two material weaknesses reported in our 2004 Annual Report no longer exist. For additional information, see “Corporate governance” and “Internal control”.

2006 AND ONWARD

We have defined a growth strategy for 2006 and onward based on core values that our operating companies share and core capabilities that we are improving. Our core values are rooted in Ahold’s heritage and reflect our ambitions for the future. Increasing the focus on our core capabilities will help us build upon what we do best and differentiate us from the competition.

We have launched a company-wide initiative to become a ‘learning organization.’ This will support the improvement of our core capabilities and help us to work together as one team. Our goal is not only to develop our skills, but also to ensure we have the best processes, tools and innovative solutions in place to run our business in the simplest and most efficient manner possible.

OUR VALUES

Act customer. Customers are our lifeblood. We make every day easier for them, bringing innovative and interesting shopping experiences.

Engaged associates. We value our diversity and are committed to developing our people and giving them opportunities to grow (internally, we refer to our employees as ‘associates’ reflecting their role as partners in achieving our objectives and serving our customers).

Integrity always. We act openly and honestly. We say what we mean and we do what we say.

One team. We are greater than the sum of our parts. We cooperate to leverage our capabilities, scale, strengths and knowledge.

Innovative mindset. We constantly challenge ourselves to find better ways and better results.

Passion for our business. We love being in the food business. We set high standards and are never satisfied in our search for excellence.

DEVELOPING OUR CORE CAPABILITIES

Applied customer insight. We work to understand consumer needs better and faster than our competitors.

Superior category management. We strive to be the best at maximizing sales growth and shelf profitability because we provide customers with the right balance of value, choice and quality within any given product category.

Strategic sourcing. We want to enhance our influence over the value chain as a product moves from producer to customer.

End-to-end supply chain. We are working to leverage our scale and to maximize efficiency in the delivery of products from the time they leave the supplier to the moment they reach our shelves.

Excellent store operations. We strive to provide an easy, convenient and appealing shopping experience through continuous customer focus and best-in-class operational efficiency.

OUR BUSINESS MODEL

The strategies of our companies are based on one shared business model. It is designed to enable our group of companies to apply relentless efficiency and simplicity to everything we do. By working as one team we benefit from group synergies and innovation that serve to further reduce costs. Improving our efficiencies and lowering our cost base enable us to invest in providing our customers better value for money and an easier shopping experience.

The intention is to drive our volume of sales to generate cash that can be invested in new stores, new services and innovation. Cash generated can also be used for acquisitions in both the supermarket and foodservice businesses to build our position in certain markets. The overall goal is to make our offering more appealing to customers, improve our bottom line, and create value for shareholders.

Our value repositioning programs at Albert Heijn and ICA – and soon to be launched at Stop & Shop/Giant-Landover – are based on this business model and have succeeded in further enhancing our market share and growth.

OVERVIEW OF OUR RETAIL STRATEGY

Our customers’ needs define what we do. We make it easy for them to make the best choices for themselves and those they care about.

Our common set of values and core capabilities will help us act as one company and capitalize on our scale, scope and expertise. At the same time, our businesses maintain strong individual identities to best serve customers at a local level.

We are looking for consolidation opportunities in our operations and are increasingly streamlining processes. Being highly skilled in category management and understanding our customers enables us to provide a more targeted range and assortment of products and services in a cost-efficient and convenient way.

We have several group-wide initiatives in place, some of which involve both our retail and U.S. Foodservice businesses.

Through next generation sourcing we take a more global approach to sourcing and more closely link it to category management. We are reinventing the value chain to eliminate inefficiencies and lower cost of goods. This entails a detailed, critical look at costs in the chain that runs from raw materials to the finished products on our store shelves.

Our group-wide initiative in general merchandise is designed to build our sales through an integrated approach and make us more competitive in this category.

AHOLD ANNUAL REPORT 2005	9

> Our strategy

In addition, we are building a standard set of retail systems to streamline infrastructure and reduce overall IT costs. We have started by implementing a global IT outsourcing program and realigning our IT structure internally. These changes will help integrate the function globally, leverage our resources and improve support to our operating companies.

Our retail strategy is supported by our company-wide ambition to build a learning organization that encourages knowledge exchange to leverage our expertise wherever possible.

Initiatives like value repositioning, optimizing the supply chain, developing new store formats and improving private label penetration are supporting the execution of our business model in our retail arenas.

In 2005, competitive and operating cost pressures in our retail markets were greater than expected and the turnaround at some of our businesses was slower than planned. The financial targets we originally set for retail in 2003 have become increasingly challenging. Based on the retail trends we have seen so far in 2006, we expect our retail net sales growth this year to be between 2.5% and 3.0% (at constant exchange rates and excluding divestments made in 2005). In addition, we expect that our retail operating margin will be between 4.0% and 4.5% in 2006. Our overall priority remains to drive top line growth and achieve a 5% retail operating margin.

OVERVIEW OF OUR U.S. FOODSERVICE STRATEGY

In November 2005, we announced a new long-term strategy for U.S. Foodservice. The strategy divides our U.S. Foodservice business into two customer-focused operating companies starting in 2006 to meet the needs of different types of customers.

The Broadline company is the growth engine and generates the bulk of sales turnover. It provides a wide range of food and related products and services to customers such as independent restaurants, healthcare providers, and the hospitality industry. We are focusing on geographical areas that offer superior potential for profitable growth and increasing the penetration of our private brands. We have set up a ‘company within a company,’ Monarch Foods, to consolidate and manage our strongest brands. We also plan to make acquisitions to build scale in areas where we are not a leading competitor and to enhance our position in areas where we are.

The Multi-Unit company provides food and related products to large chain restaurants. Its primary focus is on efficient distribution rather than on value-added services. Creating a specialized multi-unit company gives us a clear opportunity to make this part of the business profitable.

We are also taking a close look at sourcing to reduce overall supply chain costs by optimizing distribution logistics and reducing working capital requirements. As part of efforts to improve competitive positioning, U.S. Foodservice has reduced overhead expenses and launched the ‘Quality, Service, Trust’ marketing campaign.

We expect that U.S. Foodservice’s operating margin in U.S. dollars before impairment of goodwill will exceed 1.7% no later than 2006.

Our responsibilities

IMPROVING THE QUALITY OF LIFE, TODAY AND TOMORROW

Corporate social responsibility is rooted in our group values. We believe in taking responsibility for our impact on society and the earth. It makes good common sense to do so – it is important to customers, employees and other stakeholders and helps us to run our business more efficiently.

We are committed to improving the quality of life of our customers, employees and the communities we serve. We do this by:

•	Managing our business in a responsible, ethical and transparent way.
•	Giving customers safe, healthy foods produced under responsible conditions.
•	Being a great place to work where employees are treated fairly and can have a fulfilling career.
•	Minimizing the negative, and maximizing the positive, social and environmental impact of our supermarket, foodservice and logistics operations.
•	Being a proactive corporate citizen through dialogue with key stakeholders, and by building strong relationships in those communities where we do business.

SAFE, HEALTHY AND RESPONSIBLE FOODS

All of our customers expect their food to be safe. Providing safe products in all of our markets is a fundamental, non-negotiable priority.

Increasingly, people are looking for healthy choices and products produced in a responsible manner. We therefore offer an organic assortment across all of our retail markets. And in light of increased fish consumption and over-fishing, our companies in the United States, Sweden and the Netherlands have developed initiatives to help create sustainable fisheries.

In addition, we undertake activities that aim to advance the position of suppliers in the developing world. The Ahold Sustainable Trade Development program has brought fair trade and organic products from Africa to be sold in ICA and Albert Heijn stores. The Ahold Coffee Company supplies Utz Kapeh certified responsible coffee for the corporate brands of Ahold retailers in the Czech Republic, the Netherlands, Norway, Sweden and the United States. In 2005 Ahold joined the Business Social Compliance Initiative, a European alliance of 50 retailers and importers with the aim to improve labor conditions among the workers of their suppliers in high risk countries.

MANAGING ENVIRONMENTAL IMPACT

Our companies are committed to limiting the negative environmental impacts of our supermarket, foodservice and logistics operations. We are working hard to reduce waste and energy usage, to minimize the use of ozone-depleting substances and to make distribution of products to our stores and foodservice customers more efficient.

Our U.S. supermarkets, Albert Heijn and ICA identify stores with unusually high energy consumption and perform detailed energy analyses and take corrective measures. To increase efficiencies, we use continuous replenishment systems, which integrate store ordering systems with those of distribution centers and suppliers. We also aim to reduce negative environmental impacts associated with distribution through optimal truck utilization and safe and efficient driving. For example, in order to minimize emissions and reduce costs we maximize the volume of products we deliver to stores per truck.

Reducing energy usage and waste not only lessens our impact on the environment, it also helps keep our cost base down. This is good for our business, the environment and our customers.

COMMUNITY INVOLVEMENT

Our operating companies are committed to their individual markets by directly participating in community events, sponsoring charitable causes and organizing fundraising activities that are important to the communities they serve. Charitable giving is especially important to our operating companies in the United States.

In 2005, our Stop & Shop/Giant-Landover arena continued to play a significant role in supporting charitable organizations such as Dana Farber, the Jimmy Fund, the

AHOLD ANNUAL REPORT 2005	11

> Our responsibilities

Sloan Kettering Institute, and the Children’s Cancer Foundation. Stop & Shop raised USD 6 million for the Jimmy Fund to help children with cancer and search for a cure and Giant Food contributed more than USD 6 million in cash, goods and services to support charitable and community organizations.

Our Giant-Carlisle/Tops arena contributed the largest sum of charitable donations in its history in 2005, totaling more than USD 21.4 million in combined cash and product contributions. This included USD 10.3 million in product and customer donations for local food banks across Pennsylvania, New York, northeast Ohio, Maryland, Virginia and West Virginia, as well as contributions for Children’s Miracle Network hospitals and local non-profit groups.

We also contributed to the Hurricane Katrina relief effort in 2005. Ahold donated USD 1 million to the effort, in addition to other fundraising activities undertaken at our U.S. companies. U.S. Foodservice donated food, water, the use of refrigerated trucks and other equipment, and its employees made deliveries to dozens of Gulf Coast health care facilities, helping them remain fully operational during the crisis.

DELIGHTING CUSTOMERS

Our vision

Our customers want shopping to be an efficient, pleasant and relaxed experience. They place a high priority on value for money, they care about food safety and responsibly-produced food, and they also want convenience, service, a relevant selection and guidance so that they can feel good about the choices they make.

Life is about making choices.

Our mission

We make it easy for our customers to choose the best for themselves and the people they care about.

We do this through our strong local brands and by putting the customer at the heart of every decision. We strive to stand out from the competition by providing the best products in a relevant range, the best quality, the best prices, and the best choices for a healthy lifestyle – all in the simplest way possible.

Listening to our customers’ needs

We listen carefully to our customers, applying the insights we gain from them to meet their different needs and wishes. We are continually developing our store formats and we use in-depth customer research, new technology, and innovative ideas to create next generation supermarkets that are in tune with local customer expectations.

We believe that healthy living is important. Our local brands offer value, high quality, and healthy choices. We do this in a simple and responsible way – by providing nutritional labeling on our private brand products, for example – so that customers can make informed and confident choices.

Doing the right thing

We do the right thing for our customers by showing passion and expertise in every aspect of our business. We continually share knowledge between our businesses so that we can make things as simple as possible and provide the best offering.

Doing the right thing is about offering choices that are best suited to customer needs. It is not about the broadest possible assortment, but about enabling customers to choose the best value for their money. It is also about understanding our customers’ lives and needs and making their experience with us a good one.

HEALTHY LIVING

We make it easy to choose the best

Every Ahold company is committed to making it easy for customers to choose healthy options. We are sharing knowledge and initiatives globally to ensure we offer healthy lifestyle choices in a simple and inspiring way. Our aim is to have a positive impact on the health of customers in the markets we serve.

The Ahold Healthy Living Team, set up in 2004, launches healthy living programs and ensures we share expertise across our operating companies. We are cooperating with universities and other bodies, such as the World Health Organization, to ensure we achieve our ambition of providing customers with healthy choices based on scientific research and good social practice.

While our supermarket companies have always offered a broad range of healthy products, we are striving to improve our product assortment even further. We want to give customers ever-healthier alternatives and provide expert advice and innovative shopping experiences.

Helping customers make nutritious choices

In the Netherlands, Albert Heijn stores have introduced the new Healthy Choice Clover symbol on private brand products, making it easier for customers to identify healthy options. Launched in 2005, the symbol now appears on more than 1,100 products. The company aims to provide healthy, responsible and tasty products in all main food and drinks categories.

Also in 2005, ICA launched the Gott liv range, another initiative designed to provide customers with clear information on levels of fat, sugar, salt, and fiber in food. Gott liv has rapidly become one of the largest private brand ranges in Sweden, making healthy food a simple, affordable choice for ICA customers.

Giant-Carlisle’s new store in Camp Hill, Pennsylvania, offers a ground-breaking approach to health and wellness. The store has full-time nutritionists on hand to answer customer questions and a health food department – Nature’s Promise Marketplace – that stocks more than 3,400 natural and organic products. The newly-launched Nature’s Promise range can also be found at our other stores in the United States. The Camp Hill store also includes a cooking school where customers can learn how to prepare healthy meals and a community center, where local partners provide exercise classes and health education services.

In addition, Ahold’s U.S. retailers are supporting the Department of Agriculture’s My Pyramid program, an interactive guidance system that helps customers choose and prepare healthier food. Store offerings include a brochure with recipes, menu plans and shopping lists, in-store radio announcements, and a Stop & Shop weekly circular.

Healthy eating for children

U.S. Foodservice is contributing to the promotion of health and well-being by partnering with restaurants, schools and hospitals to help develop healthy menu options.

In Hypernova stores in Slovakia and the Czech Republic, Ahold Central Europe has launched Healthy 5, a program of learning activities for children. Developed with the support of the World Health Organization, the project aims to inform and inspire schoolchildren about the need to eat five portions of fruit and vegetables every day.

Taken together, these initiatives, and many more, underline our growing role in encouraging a healthy lifestyle for our current, and future, customers.

OUR PEOPLE

We employ approximately 247,000 people, most of whom have direct contact with our customers. Internally, we refer to our employees as ‘associates’ reflecting their role as partners in achieving our objectives and serving our customers. Their expertise, knowledge of the business, and commitment are key to Ahold’s success.

Culture

We aim to attract and retain the best talent and create an environment that encourages innovation. Our core values provide the basis for how we work together. These values are helping us build a strong culture and guide decision-making and the way we handle dilemmas. For example, we have included these in the way we manage the performance criteria of our employees and plan their careers.

Careers

One of our priorities is to develop talent within the company through challenging assignments, targeted training, and rewards based on performance. The majority of our vacancies are filled by internal promotion. We recruit externally to bring in additional skills, perspectives and experience.

Our management development practices, at all levels, encourage employees to grow within the company. Career progression is based on an employees’ capability, performance and behavior consistent with our core values. We focus on developing staff to ensure we have the right management potential to meet our future needs, with particular emphasis on areas that are strategically important.

Learning and diversity

We value diversity and are committed to developing our people and giving them opportunities to grow. This is essential for Ahold to compete in the ever-changing food retail and foodservice environment. We have launched a company-wide initiative to become a ‘learning organization’. We are also increasing the number of international assignments for employees to broaden their perspectives, unify the organization, and share best practices. We are putting processes and systems in place that increase collaboration throughout our company. Training and development programs across Ahold are being aligned to develop our core capabilities as a competitive advantage for the group.

AHOLD ANNUAL REPORT 2005	13

Board and management

As of March 28, 2006

SUPERVISORY BOARD

1	Rene Dahan, Chairman

Chairman of the Selection and Appointment Committee

2	Derk Doijer

Chairman Remuneration Committee

3	Myra Hart

4	Jan Hommen, Vice-Chairman

Chairman of the Audit Committee

5	Karen de Segundo

6	Stephanie Shern

CORPORATE EXECUTIVE BOARD

7	Anders Moberg [1]

President and Chief Executive Officer

8	John Rishton [1,2]
Acting Executive Vice President and Chief Financial Officer

9	Peter Wakkie [1]
Executive Vice President and Chief Corporate Governance Counsel

1	Member of Ahold Leadership Team.
2	Subject to appointment at General Meeting of Shareholders, May 18, 2006.
3	In February 2006, it was announced that Marc Smith is to retire within several months.
4	Unconsolidated joint venture.

KEY CORPORATE OFFICERS	AHOLD LEADERSHIP TEAM

10 Joop Brakenhoff Internal Audit	16 Kenneth Bengtsson President and CEO, ICA AB [4]

11 Arthur Brouwer [1] Business Support	17 Lawrence Benjamin President and CEO U.S. Foodservice

12 Jim Lawler [1] Human Resources	18 Jacquot Boelen President and CEO, Central Europe Arena

13 Dave McNally Information Technology	19 Dick Boer President and CEO, Albert Heijn Arena

14 Kimberly Ross Treasury and Tax	20 Anthony Schiano President and CEO, Giant-Carlisle/Tops Arena

15 Joost Sliepenbeek Accounting and Reporting	21 Marc Smith [3] President and CEO, Stop & Shop Arena/Giant-Landover Arena

AHOLD ANNUAL REPORT 2005	15

> Board and management

CORPORATE EXECUTIVE BOARD

Anders Moberg 1

President and Chief Executive Officer

Anders Moberg (March 21, 1950) is a Swedish national. He assumed the position of acting CEO on May 5, 2003. On September 4, 2003, our shareholders appointed him to the Corporate Executive Board in the position of President and CEO. Mr. Moberg is the former CEO and president of IKEA Group and he was formerly division president-international at Home Depot in the United States. Currently, Mr. Moberg is chairman of the supervisory board of Clas Ohlson AB and a member of the supervisory boards of Velux A/S and DFDS A/S.

John Rishton 1, 2

Acting Executive Vice President and Chief Financial Officer

John Rishton (February 21, 1958) is a British national. He assumed the position of acting Executive Vice President and CFO on January 2, 2006. Mr. Rishton is former CFO of British Airways PLC. He has also worked for Ford Europe in various international executive positions. The Supervisory Board will nominate Mr. Rishton for appointment to the Corporate Executive Board at the Annual General Meeting of Shareholders on May 18, 2006.

Peter Wakkie 1

Executive Vice President and Chief Corporate Governance Counsel

Peter Wakkie (June 22, 1948) is a Dutch national. Mr. Wakkie joined Ahold as acting Executive Vice President and Chief Corporate Governance Counsel on October 15, 2003. That position was formalized when our shareholders appointed him a member of the Corporate Executive Board on November 26, 2003. Prior to joining Ahold, he was a partner at law firm De Brauw Blackstone Westbroek, which he joined in 1972, specializing in mergers and acquisitions and corporate litigation. He became a partner of the firm in 1979 and was managing partner from 1997 to 2001. Mr. Wakkie is a member of the supervisory boards of the Albert Heijn Vaste Klanten Fonds, Schuitema N.V. and Wolters Kluwer N.V.

KEY CORPORATE OFFICERS

Internal Audit

Joop Brakenhoff

Senior Vice President and Chief Internal Audit Officer, Ahold

Joop Brakenhoff (July 2, 1965) is a Dutch national. He joined Ahold in June 2002 in the position of Vice President Internal Audit Europe. In February 2004, he was appointed Vice President Accounting. In February 2005 he was appointed Vice President Internal Control. From February 2005 until September 2005 Mr. Brakenhoff combined the Vice President Accounting and the Vice President Internal Control function. In September 2005 he was appointed to his current position of Senior Vice President and Chief Internal Audit Officer. Prior to joining Ahold, Mr. Brakenhoff held various management positions at KPMG before joining the Heerema Group in 1994 and the Burg Industries Group two years later as group controller and as from 1998 as CFO.

Business Support

Arthur Brouwer 1

Senior Vice President and Chief Business Support Officer, Ahold

Arthur Brouwer (September 27, 1961) is a Dutch national. He joined Ahold in 1992 as Vice President of Management Development and Organization and was promoted to Senior Vice President of Management Development and Organization in October 1997. In 2000, he was also appointed Chief Support Officer of Ahold’s European Competence Center. He was appointed Chief Business Support Officer effective October 1, 2003. Prior to joining Ahold, Mr. Brouwer held the position of manager of Human Resources Planning and Development at Mercedes-Benz Nederland B.V.

Human Resources

Jim Lawler 1

Senior Vice President and Chief Human Resources Officer, Ahold

Jim Lawler (December 20, 1958) is a U.S. national. He joined Ahold in August 1999 as Executive Vice President of Human Resources for Giant-Landover. In November 2001, he became Executive Vice President of Human Resources for Ahold U.S.A. In November 2003, he assumed his current role of Senior Vice President and Chief Human Resources Officer. Prior to joining Ahold, Mr. Lawler held the position of senior vice president of Human Resources in Rexam PLC’s Coated Films and Papers sector and a variety of executive human resource positions at PepsiCo and Nordson Corporation.

Information Technology

Dave McNally

Senior Vice President and Chief Information Officer, Ahold

Dave McNally (December 24, 1954) is a U.S. national. He joined Ahold in 2005 in the position of Chief Information Officer, EVP Business Process for U.S. Foodservice. In September 2005 he was appointed to his current position of Senior Vice President and Chief Information Officer. Prior to joining Ahold, Mr. McNally held the position of senior director at AlixPartners LLC where he ran the IT Turnaround Services practice. It was in this capacity that he served as the interim Chief Information Officer for U.S. Foodservice from February 2004.

Treasury and Tax

Kimberly Ross

Senior Vice President and Chief Treasury and Tax Officer, Ahold

Kimberly Ross (May 5, 1965) is a U.S. national. She joined Ahold in September 2001 as Assistant Treasurer. In April 2002, she became Vice President and Group Treasurer and was promoted to Senior Vice President and Group Treasurer in January 2004. She was appointed Senior Vice President and Chief Treasury and Tax Officer on April 1, 2005. Prior to joining Ahold, Mrs. Ross held the position of senior manager at Ernst & Young in New York and director of Corporate Finance for the Americas at Joseph E. Seagram & Sons Inc. Mrs. Ross also held a number of other management positions at Joseph E. Seagram & Sons Inc. from 1995 through 2001 as well as at Anchor Glass from 1992 to 1995.

Accounting and Reporting

Joost Sliepenbeek

Senior Vice President and Chief Accounting Officer, Ahold

Joost Sliepenbeek (December 4, 1963) is a Dutch national. He joined Ahold in 1994 in the position of Director Mergers and Acquisitions. Subsequently, he was Controller of GVA, now Deli XL, and from April 1999 to July 2003, he served as Executive Vice President and CFO of Albert Heijn. He was appointed Senior Vice President Controller in July 2003. As of April 2004, he was appointed Senior Vice President and Chief Accounting Officer. Mr. Sliepenbeek served as CFO ad interim between September 1, 2005 and January 2, 2006. Prior to joining Ahold, Mr. Sliepenbeek worked as an investment manager for Gilde Investment Management and as a consultant in the Financial Management Practice of KPMG Consulting. He is a member of the supervisory board of the Albert Heijn Vaste Klanten Fonds and Schuitema N.V.

RETAIL

Marc Smith 1, 3

President and CEO, Stop & Shop/Giant-Landover Arena

Anthony Schiano 1

President and CEO, Giant-Carlisle/Tops Arena

Dick Boer 1

President and CEO, Albert Heijn Arena

Jacquot Boelen 1

President and CEO, Central Europe Arena

Jan Brouwer

President and CEO, Schuitema N.V.

Kenneth Bengtsson 1

President and CEO, ICA AB 4

Pedro Soares dos Santos

President and CEO, Jerónimo Martins Retail 4

FOODSERVICE

Lawrence Benjamin 1

President and CEO, U.S. Foodservice

1	Member of the Ahold Leadership Team.
2	Subject to appointment at the annual General Meeting of Shareholders on May 18, 2006.
3	In February 2006, we announced that Marc Smith is to retire within several months.
4	Unconsolidated joint venture or associate.

AHOLD ANNUAL REPORT 2005	17

> Board and management

SUPERVISORY BOARD

Rene Dahan, Chairman

Chairman of the Selection and Appointment Committee

Rene Dahan (August 26, 1941) is a Dutch national. He was first appointed to the Supervisory Board on June 2, 2004, and his term runs until 2008. Mr. Dahan is former executive vice president and director of Exxon Mobil Corporation. He is a member of the supervisory boards of VNU N.V., TNT N.V., and Aegon N.V. as well as member of the international advisory board of the Guggenheim group in New York, United States. Mr. Dahan is a member of the international advisory board of the Instituto de Empresa, Madrid, Spain.

Jan H.M. Hommen, Vice-Chairman

Chairman of the Audit Committee

Jan Hommen (April 29, 1943) is a Dutch national. He was first appointed to the Supervisory Board on May 13, 2003, and his term runs until 2007. Mr. Hommen is former CFO and vice chairman of the board of management of Royal Philips Electronics N.V. He is chairman of the supervisory board of TNT N.V., chairman of the board of Reed Elsevier N.V., and member of the supervisory board of ING Groep N.V. Mr. Hommen is chairman of the supervisory board of the Academic Hospital Maastricht and chairman of the board of directors of MedQuist Inc. which is approximately 70.9% owned by Royal Philips Electronics N.V.

Karen de Segundo

Karen de Segundo (December 12, 1946) is a Dutch national. She was first appointed to the Supervisory Board on June 2, 2004, and her term runs until 2008. Mrs. de Segundo is former CEO of Shell International Renewables and president of Shell Hydrogen and prior to that CEO of Shell International Gas & Power. She is a member of the board of Jaakko Pöyry Group Oyj and director of Lonmin Plc and of Merrill Lynch New Energy Technology Plc.

Derk C. Doijer

Chairman of the Remuneration Committee

Derk Doijer (October 9, 1949) is a Dutch national. He was first appointed to the Supervisory Board on May 18, 2005, and his term runs until 2009. Mr. Doijer is a former member of the executive board of directors of SHV Holdings N.V. and, prior to that, held several executive positions in the Netherlands and South America. He is non-executive chairman of the board of Van der Sluijs Group Holding B.V., a member of the supervisory board of Corio N.V. and a member of the investment committee of NPM Capital N.V.

Myra M. Hart

Myra Hart (August 5, 1940) is a U.S. national. She was first appointed to the Supervisory Board on May 18, 2005, and her term runs until 2009. She is an academic (professor of entrepreneurship) by profession. She holds the MBA Class of 1961 Chair of Entrepreneurship at Harvard Business School. Prior to joining Harvard in 1995, Professor Hart was on the founding team of Staples the Office Superstore, serving as vice president of Growth and Development from launch through initial public offering. She is a member of the board of Office Depot, Intellivid, Nina McLemore and eCornell. Professor Hart is a trustee of Cornell University, a director of the Center for Women’s Business Research and a member of the Committee of 200.

Stephanie M. Shern

Stephanie Shern (January 7, 1948) is a U.S. national. She was first appointed to the Supervisory Board on May 18, 2005, and her term runs until 2009. Mrs. Shern was with Ernst & Young for over 30 years, most recently as vice chairman and global director of Retail and Consumer Products and a member of Ernst & Young’s U.S. management committee. She is the lead Director of GameStop and a member of the board and chair of the audit committee of GameStop and Scotts Miracle-Gro. She is also a member of the board of Sprint Nextel Corporation and a member of the advisory board of Pennsylvania State University, School of Business.

Supervisory Board report

In accordance with Dutch law and our Articles of Association the Supervisory Board is an independent corporate body responsible for supervising the management of the Corporate Executive Board and the general course of affairs of the Company and the enterprise connected with it. In addition, the Supervisory Board assists the Corporate Executive Board with advice. The Supervisory Board is guided by the interests of the Company and the enterprise connected with it and must take into account the relevant interests of all those involved in the Company. The Supervisory Board is responsible for assessing its own performance.

Major decisions of the Corporate Executive Board require the approval of the Supervisory Board, including:

•	issuing shares and acquisitions, redemptions, repurchases of our shares and any reduction in our issued and outstanding share capital;
•	allocating duties within the Corporate Executive Board and the adoption or amendment of the charter of the Corporate Executive Board;
•	significant changes in the identity or the nature of the Company or its enterprise.

Further the Corporate Executive Board must submit for approval to the Supervisory Board:

•	the operational and financial objectives of the Company;
•	the strategy designed to achieve those objectives; and
•	the parameters to be applied in relation to the strategy, for example in respect of financial ratios.

ACTIVITIES OF THE SUPERVISORY BOARD

The Supervisory Board meets at least six times a year. In practice six times a year two days are scheduled during which one or two Supervisory Board meetings and one Audit Committee meeting are held. At least at three of these occasions a remuneration Committee meeting and a Selection and Appointment Committee meeting are scheduled. In addition the Supervisory Board meets once a year before the annual General Meeting of Shareholders and if necessary further meetings or conference calls are held. Twice a year the meetings are held in the United States at one of our U.S. companies. The intention is to also hold a meeting in at least one other arena each year.

Most Supervisory Board meetings are attended by the members of the Corporate Executive Board. The Supervisory

Board may also hold meetings with the CEO only or private meetings with Supervisory Board members only. Once a year in a private meeting the Supervisory Board assesses its own performance, that of its committees and its individual members, as well as the performance of the Corporate Executive Board and its individual members. If appropriate, the outcome is discussed with the CEO and the other members of the Corporate Executive Board. When necessary, the Chairman and other members of the Supervisory Board have contact with the CEO and other members of the Corporate Executive Board outside the scheduled meetings of the Supervisory Board.

In 2005 the Supervisory Board held fourteen meetings, of which thirteen took place on six occasions of two subsequent days. Two Supervisory Board meetings were held in Charlotte, North Carolina during a two day visit in June, one of which was dedicated to an update and review of U.S. Foodservice. Two meetings were held at Stop & Shop in Quincy, Massachusetts in October, one of which was dedicated to an update and review of our U.S. retail companies. In another meeting there was a specific update on the repositioning program at Albert Heijn. The Supervisory Board is regularly updated and consulted on the general status of the affairs of the Company. In addition to the regular updates on strategy and related topics, one of the Supervisory Board meetings in August was dedicated to the Ahold group strategy.

The Supervisory Board focused on the execution and progress of the Road to Recovery strategy. Approval was given to the reorganization of U.S. Foodservice into two operating companies, each focused on a specific customer segment. One for the “broadline” business and one for the “multi-unit” business. (See “Management’s discussion &

AHOLD ANNUAL REPORT 2005	19

> Supervisory Board report

analysis” in this annual report for a further description of the strategy.) Other topics discussed were IT strategy, IT outsourcing agreements and next generation sourcing.

The Supervisory Board focused on the execution and progress of the Road to Recovery strategy. Approval was given to the reorganization of U.S. Foodservice into two operating companies, each focused on a specific customer segment. One for the “broadline” business and one for the “multi-unit” business. (See “Management’s discussion & analysis” in this annual report for a further description of the strategy.) Other topics discussed were IT strategy, IT outsourcing agreements and next generation sourcing.

The Supervisory Board was regularly updated on the major legal proceedings and held a special meeting to approve the settlement in the securities class action. Mainly through the Audit Committee, regular updates were provided on the operation of the internal control and risk management systems and corporate governance with a focus on compliance with the Dutch Corporate Governance Code and the project to comply with the requirements of Section 404 of the Sarbanes Oxley Act as of December 31, 2006. Reports from the whistleblower procedure and the necessary follow-up were addressed. The quarterly results and press releases were discussed and the budget 2006 was approved. The agenda for the annual General Meeting of Shareholders on May 18, 2005 as well as the annual report 2004 were approved.

The Supervisory Board discussed management development, succession and remuneration policy, as well as the individual compensation of Corporate Executive Board members. Nominations for new Supervisory Board members appointed on May 18, 2005 were approved. The nomination of the CFO and a new Supervisory Board member for appointment at the annual General Meeting of Shareholders on May 18, 2006 were approved.

One private meeting was dedicated to self-assessment and assessment of the performance of the Corporate Executive Board and its individual members. As part of the self-assessment the profile and composition of the Supervisory Board and its committees were discussed.

No Supervisory Board member was frequently absent from the meetings. The Supervisory Board confirms that as of March 28, 2006 all Supervisory Board members are independent within the meaning of provision III.2.2 of the Dutch Corporate Governance Code and the applicable U.S. securities regulations and NYSE listing standards.

CHANGES TO THE COMPOSITION OF THE SUPERVISORY BOARD

There were several changes to the composition of our Supervisory Board in 2005.

Dr. Cynthia Schneider and Lodewijk de Vink retired at the General Meeting of Shareholders on May 18, 2005, which marked the end of their respective terms.

As announced in August 2004, Karel Vuursteen retired as member of the Supervisory Board at the General Meeting of Shareholders on May 18, 2005 because of personal circumstances.

The Supervisory Board is grateful for the dedication and wisdom with which these members have fulfilled their tasks in the years they served in the Supervisory Board.

Derk Doijer was appointed to the Supervisory Board at the General Meeting of Shareholders on May 18, 2005.

He is serving as Chairman of the Remuneration Committee and member of the Audit Committee.

Professor Myra Hart was appointed to the Supervisory Board as of May 18, 2005. She is a member of the Remuneration Committee and the Selection and Appointment Committee.

Stephanie Shern was appointed to the Supervisory Board as of May 18, 2005. She is a member of the Audit Committee and the Remuneration Committee.

Benno Hoogendoorn was appointed to the Supervisory Board as of May 18, 2005. The Supervisory Board regrets that Benno Hoogendoorn, for medical reasons, resigned on September 29, 2005 as member of the Supervisory Board, member of the Selection and Appointment Committee and Chairman of the Remuneration Committee.

INDUCTION

The members that joined the Supervisory Board in 2005 attended a full-day induction program at our offices in Zaandam or Amsterdam. Senior management briefed the members of the Supervisory Board on their responsibilities as members of the Supervisory Board and the financial, legal and reporting affairs of the Company and its businesses. Members of the Supervisory Board visited several arenas and other parts of the business during the year.

REMUNERATION

The remuneration of the members of the Supervisory Board is determined by the General Meeting of Shareholders and currently the annual remuneration is as follows:

Chairman Supervisory Board	EUR	55,000

Vice Chairman Supervisory Board	EUR	47,500

Member Supervisory Board	EUR	40,000

Chairman Audit Committee	EUR	10,000

Member Audit Committee	EUR	8,000

Chairman Remuneration Committee, or

Selection and Appointment Committee	EUR	5,000

Member Remuneration Committee, or

Selection and Appointment Committee	EUR	3,000

In addition, for each meeting of the Supervisory Board and the Audit Committee, each member receives an attendance fee of EUR 1,250, or EUR 3,000 in case the meeting is held in a location that requires intercontinental travel from the residence of a member.

For detailed information on the individual remuneration of Supervisory Board members, see Note 8 to our consolidated financial statements included in this annual report.

COMMITTEES OF THE SUPERVISORY BOARD

The Supervisory Board has established three permanent committees, the composition of which is reflected in the following table.

Supervisory Board	Audit Committee	Remuneration Committee	Selection and Appointment Committee
Rene Dahan
Chairman		Member	Chairman

Jan Hommen
Vice-Chairman	Chairman

Karen de Segundo	Member		Member

Derk Doijer	Member	Chairman

Myra Hart		Member	Member

Stephanie Shern	Member	Member

RETIREMENT AND REAPPOINTMENT SCHEDULE

Name	Date of birth	Date of initial appointment	Date of possible reappointment(s)	Last possible date of retirement
Jan Hommen	April 29, 1943	May 13, 2003	2007	2015
Rene Dahan	August 26, 1941	June 2, 2004	2008	2016
Karen de Segundo	December 12, 1946	June 2, 2004	2008	2016
Derk Doijer	October 9, 1949	May 18, 2005	2009	2017
Myra Hart	August 5, 1940	May 18, 2005	2009	2017
Stephanie Shern	January 7, 1948	May 18, 2005	2009	2017

AHOLD ANNUAL REPORT 2005	21

> Supervisory Board report

Audit Committee

The Audit Committee assists the Supervisory Board in its responsibilities to oversee our financing, our consolidated financial statements, the financial reporting process and the system of internal business controls and risk management. The Audit Committee has six meetings per year. In addition, the Audit Committee has conference calls before the release of each quarterly trading statement. If necessary other Audit Committee meetings are called. The members of the Corporate Executive Board, the Chief Accounting Officer, the Chief Internal Audit Officer and the external auditor are invited to the Audit Committee meetings. Other members of senior staff are invited when the Audit Committee finds it necessary or appropriate.

In 2005 the Audit Committee had six meetings, one before each quarterly results release and two other meetings. In addition four conference calls were held prior to the release of each quarterly trading statement. Four other conference calls were held on matters relating to the closing of the 2004 accounts and one on the solicitations to sell notes announced on October 11, 2005. At the end of the regular meetings, the Audit Committee had several individual meetings with the CEO, CFO, interim CFO, the Chief Internal Audit Officer and the external auditor.

The Audit Committee considered the quarterly trading statements and results release. The Audit Committee reviewed the annual report 2004 and recommended it for approval to the Supervisory Board. The Audit Committee received regular updates on internal controls and the progress on the project to comply with the requirements of Section 404 of the Sarbanes Oxley Act as of December 31, 2006. The Audit Committee closely monitored the Company’s efforts to improve and strengthen its internal controls, including with respect to the two material weaknesses and other internal control issues which were reported in the 2004 annual report. The 2004 material weaknesses related to accounting for income tax provisions and to U.S. GAAP financial statement reconciliation process and no longer exist as of the end of the period covered by this annual report. Every quarter a report from the whistleblower procedure was provided to the Audit Committee and discussed with the Corporate Executive Board in the meetings. Regularly the Audit Committee was informed on litigation and the related exposure. The Audit Committee was updated on IT whereby information strategy, information architecture, outsourcing, information management governance and information security were addressed. The Audit Committee assessed the independence and performance of the external auditor and for that purpose pre-approved the fees for audit and permitted non-audit services to be performed by the external auditors as negotiated by the Corporate Executive Board. It reviewed the internal audit plan. The Audit Committee approved the solicitations to sell notes announced on October 11, 2005. In December the Audit Committee considered the budget for 2006. The Audit Committee also reviewed the charter for the Audit Committee and concluded that it was adequate.

The composition of the Audit Committee changed during 2005, as Lodewijk de Vink and Rene Dahan resigned from the Audit Committee and Derk Doijer and Stephanie Shern were appointed to the Audit Committee in May 2005.

REMUNERATION COMMITTEE

The Remuneration Committee met nine times in 2005. The CEO was invited to all of these meetings. For a report on remuneration and the activities of the Remuneration Committee, see the “Remuneration” section of this annual report.

SELECTION AND APPOINTMENT COMMITTEE

The Selection and Appointment Committee met seven times in 2005 and its main focus was the selection of a new CFO and replacements of the members of the Supervisory Board who retired in 2005. The Selection and Appointment Committee was further engaged in a search for an additional Supervisory Board member and in the 2006 Management Development Plan.

In May 2005, Dr. Cynthia Schneider retired from the Selection and Appointment Committee. Dr. Myra Hart and Benno Hoogendoorn were appointed to the Selection and Appointment Committee. Benno Hoogendoorn resigned from the Selection and Appointment Committee on September 29, 2005 due to medical reasons.

This annual report and the 2005 consolidated financial statements, audited by Deloitte Accountants B.V., have been presented to the Supervisory Board. The consolidated financial statements were discussed with the Audit Committee in the presence of the Corporate Executive Board and the external auditor. The Supervisory Board endorses this annual report. The Supervisory Board recommends that the General Meeting of Shareholders adopts the 2005 consolidated financial statements included in this annual report.

Supervisory Board

Amsterdam, the Netherlands, March 28, 2006

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

The Remuneration Committee has four members. During 2005 the composition of the Remuneration Committee changed. Until May 18, 2005, the members were Karel Vuursteen, Chairman and Rene Dahan and Dr. Cynthia Schneider. Karel Vuursteen and Dr. Cynthia Schneider resigned from the Supervisory Board and, accordingly, from the Remuneration Committee as of May 18, 2005. At present, the members of the Remuneration Committee are Derk Doijer, Chairman, Rene Dahan, Dr. Myra Hart and Stephanie Shern, all of whom are members of the Supervisory Board. (As of May 18, 2005 Benno Hoogendoorn was appointed Chairman and he resigned as of September 29, 2005. As of October 25, 2005 Derk Doijer was appointed Chairman).

In 2005, the Remuneration Committee met nine times. The CEO was invited to all of these meetings but did not attend all meetings. The secretary of the Remuneration Committee is from our Group Support Office Human Resources Department.

The Remuneration Committee utilizes external and internal advisers from time to time for advice and information. In 2005 external advisers were hired to provide professional advice regarding our remuneration policy, remuneration market practices, and short and long-term incentive plans and practices. The Supervisory Board determines the remuneration of the individual members of the Corporate Executive Board within the limits of our remuneration policy. Our remuneration policy, in accordance with the Dutch Corporate Governance Code was adopted at the General Meeting of Shareholders on March 3, 2004.

In 2005, the remuneration of Anders Moberg, Hannu Ryöppönen (Mr. Ryöppönen resigned from the Corporate Executive Board effective August 31, 2005) and Mr. Theo de Raad (resigned from the Corporate Executive Board effective January 7, 2005), differed from the remuneration policy with regard to base salary and/or short-term bonus, because of preexisting contractual arrangements.

See Notes 8 and 9 to the consolidated financial statements included in the annual report for details on employment agreements, individual remuneration and pensions for members of our Corporate Executive Board.

ADDITIONAL CONDITIONS

In addition to the remuneration allocated to Corporate Executive Board members, as set out in the remuneration policy below, a number of additional arrangements apply. These additional arrangements, such as expense allowances, medical insurance and accident insurance, are in line with practice in the Netherlands and the United States.

As from January 1, 2004, the term of the employment agreement for newly appointed members of the Corporate Executive Board has been set at four years. If the Company terminates the employment agreement of any such newly appointed member, the severance payment is in principle limited to one year’s base salary.

APPLICATION OF POLICY IN 2005

According to section 3.4 of the remuneration policy the targets for the bonus of the members of the Corporate Executive Board in financial year 2005 are 70% based on a financial criterion (economic value added or “EVA” improvement) and 30% based on personal performance criteria as set by the Supervisory Board. The Supervisory Board has determined the personal targets for each member of the Corporate Executive Board.

THE REMUNERATION POLICY

1.	General
1.1	The objective of the Company’s remuneration policy is to provide remuneration in a form that:
–	top managers can be recruited and retained as a member of the Corporate Executive Board of a major international company; and
–	rewards performance consistent with the Ahold strategy.
1.2	According to our Articles of Association, the Supervisory Board proposes and the General Meeting of Shareholders adopts the general remuneration policy to be allocated to Corporate Executive Board members. The Supervisory Board makes this proposal after having obtained the advice and recommendation of the Remuneration Committee. External advisers will on occasion be utilized to provide advice and information to the Remuneration Committee to assist in the development of the policy proposals.

AHOLD ANNUAL REPORT 2005	23

> Remuneration

1.3	Within the limits of the general remuneration policy as adopted by the General Meeting of Shareholders, the Supervisory Board determines the remuneration of individual members of the Corporate Executive Board.

2.	Remuneration structure
2.1	The remuneration structure is divided into (i) Total Cash (consisting of base salary and bonus) and (ii) long-term incentives consisting of stock options and a share-plan, and (iii) pension. These three elements will be further addressed below.
2.2	The Remuneration Committee considers the remuneration structure regularly to ensure it meets the objectives of the remuneration policy.
2.3	In determining an individual’s remuneration within the general remuneration policy, the Supervisory Board will take into account factors such as the required competencies, skills and performance of the individual concerned and the specific role and responsibilities of the relevant position.
2.4	To ensure the competitiveness of the overall remuneration provided to the Corporate Executive Board, the remuneration levels are benchmarked annually against a peer group of companies. Reference for compensation (base salary, target bonus, long-term incentives, and pension) is the Dutch market for Corporate Executive Board members of the leading companies quoted on the Euronext Amsterdam. For this purpose, market data of two external service providers specialized in executive pay are used. Leading AEX companies are defined on the basis of world-wide annual sales exceeding EUR 10 billion and total employees world-wide in excess of 30,000. For 2004 and 2005 the Remuneration Committee and the Supervisory Board assessed the competitiveness of the remuneration levels of the Corporate Executive Board against the following peer group:

-   Royal Dutch Shell N.V.

-   ING Group N.V.

-   FORTIS N.V.

-   Unilever N.V.

-   ABN AMRO Holding N.V.

-   Royal Philips Electronics N.V.

-   Aegon N.V.

-   AKZO Nobel N.V.

-   Royal KPN N.V.

-   TNT N.V.

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

1	In the case of the CEO, up to 250% based on employment contract.
2	The performance criteria listed above apply also to existing employment contracts.

3.5	In the event a non-Dutch national is appointed to the Corporate Executive Board and the board member will reside and work outside of the Netherlands, the Supervisory Board may award Total Cash that also takes account of the relevant local reference market.

4.	Long-term incentives
4.1	Long-term incentives are intended to reinforce sustainable performance consistent with the Ahold strategy; and to align (more closely) the interests of executives with those of the shareholder.
4.2	Corporate Executive Board members are eligible to participate in two long-term incentive plans: stock options and a conditional share plan.
4.3	The Ahold stock option plan provides for the right to purchase Company stock at a predetermined price during a predefined period of time. Options will be granted annually. The exercise price equals the closing market price of the Company’s stock at Euronext Amsterdam on the last stock exchange trading day prior to the grant date.

50% of the granted options will have a term of five years and 50% of the granted options will have a term of ten years. The vesting of the stock option grants made in 2005 to the Corporate Executive Board members are subject to performance criteria at vesting. Both five year term and ten year term options will be exercisable after three years under the condition that the performance criteria have been met.

The performance criterion is the average EVA improvement versus targeted improvement over the three financial years prior to vesting. The vested amount of options will range from 80% to 120% of the targeted number of options depending on performance against the vesting criteria. When performance against the vesting criteria is below 80% of target, zero options will vest.

The maximum number of options, calculated at the vesting level of 120%, will be: 121,500 for the CEO; and 90,000 for the other Corporate Executive Board members.

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

The Supervisory Board has determined that TSR performance will be compared to the following peer group:

-   Sysco Corporation

-   Wal-Mart Stores, Inc.

-   Safeway, Inc.

-   Albertson’s, Inc.

-   Kroger and Co

-   Casino S.A.

-   Metro A.G.

-   Carrefour S.A.

-   Tesco Plc.

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

In evaluating its long-term incentive plans the Company is assisted by external advisors.

AHOLD ANNUAL REPORT 2005	25

> Remuneration

5.	Pension [1]
5.1	For Dutch Corporate Executive Board members, the Dutch Pension Scheme for the Corporate Executive Board (Pensioenregeling Raad van Bestuur Ahold) will apply. The main features of this Pension Scheme are:
-	Retirement age 60;
-	Level of pension benefits amounts to 60% of final base pay (based on 30 years of service);
-	The pension accrual rate is 2% per year of service; and
-	Contributions to be paid by the Corporate Executive Board member based on a percentage of base salary.

5.2	For non-Dutch Corporate Executive Board members, the pension scheme will be based on the individual situation and taking into account the pension practices in the home country, the existing pension scheme at the date of hire, age and the possibilities to apply the Pensioenregeling Raad van Bestuur Ahold. In general the target level of the pension is 60% final base pay (in a situation of full service).

6.	Other contract terms
6.1	Loans

The Company does not provide loans to members of the Corporate Executive Board. There are no current loans outstanding.

NEW REMUNERATION POLICY 2006 2

In the second half of 2005, the remuneration policy of Ahold was reviewed in view of the complexity of the existing policy, evolving market practices and changes in corporate governance requirements. The Supervisory Board made the recommendation to change the 2004 remuneration policy to come to a more simple and transparent system, reinforcing a performance-oriented culture focused on criteria relevant to Ahold’s strategy. Compared to the prior policy, the basic objectives have not changed whereas the strategy and vehicles used have.

MAIN CHANGES

The primary changes to the policy include a new peer group for benchmarking, the introduction of “Total Direct Compensation” instead of “Total Cash Compensation” as the basis for comparison with the relevant peer group, new performance measures for the annual cash incentive and a new long-term incentive plan replacing the existing stock option and performance share grant programs.

New reference peer group

The new peer group used to assess the competitiveness of the overall remuneration provided to the Corporate Executive Board reflects the geographical areas in which we operate and of the markets most relevant with respect to the recruitment and retention of top management for the Company. The peer group is comprised of the following companies:

–	Wal-Mart Stores, Inc.
–	Carrefour S.A.
–	Metro A.G.
–	Tesco PLC
–	Costco Wholesale Corporation
–	The Kroger Co.
–	Target Corporation
–	Safeway Inc.
–	Sysco Corporation
–	Delhaize Brothers and Co. (Delhaize Group)
–	Staples, Inc.

Introduction of Total Direct Compensation for benchmarking

The basis elements of the overall remuneration provided to our Corporate Executive Board members are (1) a base salary, (2) an annual cash incentive calculated as a percentage of the base salary and determined by comparing performance against specific objectives (3) a long-term incentive plan based on conditional share grants with employment and performance criteria and (4) a pension.

Whereas the prior policy used “Total Cash Compensation” (consisting of base salary plus annual cash incentive at target level) as a reference when comparing to the peer group, the new policy uses a more complete measure “Total Direct Compensation” (consisting of base salary plus annual cash incentive at target level plus the long term incentive at target level projected on an annual value basis) when comparing to the reference peer group. It is the Supervisory Board’s view that including the long-term incentive component in benchmarking is essential to properly assess the value of the total remuneration package, and to ensure a proper balance between a short-term and longer term focus.

When comparing remuneration levels against the new peer group, the composition (risk profile) of the existing remuneration, will be taken into account. The target Total Direct Compensation levels will be reached by designated target levels of the mid- and long-term incentive component.

1	Due to changes in the pension law in The Netherlands the pension scheme for the Corporate Executive Board will be reviewed over the course of 2006.
2	The new remuneration policy will be submitted for shareholder approval at the annual General Meeting of Shareholders on May 18, 2006.

The target Total Direct Compensation will typically be at the 50th percentile. In special cases the levels might move towards the 75th percentile. In the case of any adjustment, a conservative (step-by-step) approach will be followed, taking into account the composition of existing remuneration (risk profile).

Annual cash incentive plan

To further align the annual cash incentive program with our Company strategy, the Supervisory Board had decided to no longer use EVA as one of the performance measures used in the annual cash incentive plan. The new program will use three equally weighted measures:, net sales growth, operating margin and RoNA (“Return on Net Assets”). Our target for the annual cash incentive payout as a percent of base salary remains at 100%, contingent on full achievement of objectives, with a cap at 125% of the base salary except where pre-existing contractual arrangements exist.3 The Company does not disclose the required performance levels of the criteria, as these are considered commercially sensitive information.

Long-term incentive plan

The new remuneration policy eliminates the use of stock options as an equity reward method. Beginning in 2006, Ahold shares will instead be granted through a mid-term (three-year) and a long-term (five-year) conditional share grant program:

Mid-term incentive

For Corporate Executive Board members, one half of the conditional shares granted will vest after three years continued employment (with a mandatory holding period of two years following the vesting).

Long-term incentive

The other half of the conditional shares granted will vest after a performance period of five years. During this period, performance will be measured against the Total Shareholder Return (TSR, share price growth and dividends) of the same peer group used to benchmark the Corporate Executive Board remuneration levels. The number of shares that will vest depends on the ranking of Ahold within the peer group. No shares will vest below the seventh position of the peer group consisting of twelve companies (including Ahold). The maximum number of shares that can vest is 150% of the target number of the conditional shares granted. Should Ahold reach the first position within the peer group, this maximum number of shares will vest.

The following table describes the percentage of conditional shares that will vest depending on the ranking of Ahold within the peer group:

COMPANY RANKING	Vested shares
Ranking 1	150%
Ranking 2	130%
Ranking 3	110%
Ranking 4	90%
Ranking 5	70%
Ranking 6	50%
Ranking 7	25%
Ranking 8, 9, 10, 11, 12	0%

Performance factor determining grant levels

Target grant values for each Corporate Executive Board member are determined by the Supervisory Board. The grant level at target, taking into account the individual Executive Board member’s base salary and annual incentive at target, will provide a Total Direct Compensation in line with the stated policy level.

The actual number of shares granted in any given year is determined by applying the performance multiple of the annual incentive criteria for the preceding year against the targeted grant level. For example, if the annual incentive multiple for a given year was 0.8 and the at target grant level was EUR 100.000, the granted value will be 0.8 x EUR 100.000 = EUR 80.000. The average share price during the six months preceding the date of grant will be used to determine the number of shares to be granted. In case, the annual incentive multiplier is zero, 50% of the grant value at target will be granted through the TSR performance related component.

3	Currently, only Mr. Moberg has a pre-existing contract which differs from these targets.

AHOLD ANNUAL REPORT 2005	27

Corporate governance

Koninklijke Ahold N.V. is the parent company of the Ahold group. It was founded in 1887 and incorporated as a limited liability company under Dutch law on April 29, 1920. Our shares or depositary shares are listed on Euronext Amsterdam, the NYSE and the Zürich Stock Exchange. For a list of our significant subsidiaries, see Note 38 to our consolidated financial statements included in this annual report.

As a Dutch listed company we are required to comply with the Dutch Corporate Governance Code of December 9, 2003 (the “Dutch Corporate Governance Code”) either by applying its provisions or explaining why we deviate from any provision. Our shareholders gave their consent to all the proposed changes aimed at compliance with the Dutch Corporate Governance Code during an Extraordinary General Meeting of Shareholders on March 3, 2004. As a result of our listing on the NYSE we are required to comply with applicable U.S. securities regulations and the listing standards of the NYSE to the extent they apply to non-U.S. companies. As a Dutch company governed by Dutch law, we follow corporate governance practices that may differ from the practices followed by U.S. domestic companies under NYSE listing standards. A summary of the significant differences in corporate governance practices that we follow under Dutch law and NYSE listing standards followed by U.S. domestic companies is published in the corporate governance section of our website at www.ahold.com.

Our Articles of Association set forth certain aspects governing our organization and corporate governance. The current text of our Articles of Association is available at the Trade Register of the Chamber of Commerce and Industry for Amsterdam and on our website at www.ahold.com.

As part of our Road to Recovery strategy, we have put in place a stronger and more transparent corporate governance and organizational structure. We continue to seek ways to improve our corporate governance by measuring ourselves against international best practice, primarily in the Netherlands and United States.

The following diagram shows the boards, committees and teams that govern Ahold and its businesses.

CORPORATE EXECUTIVE BOARD

We are managed by our Corporate Executive Board, which is supervised by the Supervisory Board. The Corporate Executive Board as a whole is responsible for our management and the general affairs of Ahold.

Composition

Our Articles of Association provide that the Corporate Executive Board must consist of at least three members and that in the event of a vacancy the remaining members or the sole remaining member will conduct the management of the Company. As of September 1, 2005 the Corporate Executive Board consists of two members, being Anders Moberg, President and CEO and Peter Wakkie, Executive Vice President and Chief Corporate Governance Counsel. In accordance with the Articles of Association the Supervisory Board and the Corporate Executive Board have made provisions to fill the vacancy. The Corporate Executive Board appointed Joost Sliepenbeek, Ahold’s Chief Accounting Officer, as CFO ad interim from September 1, 2005 until January 2, 2006. On September 26, 2005 we announced that the Supervisory Board will nominate John Rishton for appointment to the Corporate Executive Board at the annual General Meeting of Shareholders on May 18, 2006. John Rishton began serving as Ahold’s Acting Executive Vice President and CFO on January 2, 2006.

Appointment

Corporate Executive Board members are appointed for a term of four years and may be reappointed for additional terms not exceeding four years. The Supervisory Board makes proposals to appoint, suspend, or dismiss a Corporate Executive Board member, and such proposals are adopted by an absolute majority of votes cast by the General Meeting of Shareholders. If another party makes the proposal, an absolute majority of votes cast, representing at least one-third of the issued share capital, is required to appoint, suspend or dismiss a Corporate Executive Board member.

If this qualified majority is not achieved but a majority of the votes exercised was in favor of the proposal, then a second meeting will be held. In the second meeting, only a majority of votes exercised, regardless of the number of shares represented at the meeting is required to adopt the proposal appoint, suspend or dismiss a Corporate Executive Board member.

Conflict of Interest

Each member of the Corporate Executive Board shall immediately report any potential conflict of interest to the chairman of the Supervisory Board and to the other members of the Corporate Executive Board. A member of the Corporate Executive Board with such conflict or potential conflict of interest must provide the chairman of the Supervisory Board and the other members of the Corporate Executive Board with all relevant information. The chairman of the Supervisory Board will determine whether there is a conflict of interest. If a member of the Corporate Executive Board has a conflict of interest with the Company, such member shall not participate in the discussions and/or decision making process on a subject or transaction in relation to which such member has a conflict of interest. The chairman of the Supervisory Board shall arrange for such transactions to be disclosed in the annual report. There were no conflicts of interest in 2005.

Remuneration

The General Meeting of Shareholders on March 3, 2004 adopted our remuneration policy for Corporate Executive Board members. Details on this policy and the proposed changes thereto can be found in the “Remuneration” section of this annual report.

For detailed information on the individual remuneration of Corporate Executive Board members, see Note 8 and Note 9 to our consolidated financial statements included in this annual report.

RETIREMENT AND REAPPOINTMENT SCHEDULE

Name	Date of birth	Date of initial appointment	Date of possible reappointment(s)	Date of retirement
Mr. Anders Moberg	March 21, 1950	September 4, 2003	2008	–
Mr. Peter Wakkie	June 22, 1948	November 26, 2003	not applicable	2008

AHOLD ANNUAL REPORT 2005	29

> Corporate governance

The charter for the Corporate Executive Board can be found in the corporate governance section of our website at www. ahold.com.

DISCLOSURE AND COMPLIANCE COMMITTEE

The Disclosure and Compliance Committee oversees the collection and analysis of financial and non-financial information, both for us and for our consolidated subsidiaries. The Committee works to ensure that this information is complete and accurate. The Committee checks this information prior to its inclusion in periodic SEC reports, annual reports and disclosures made to the public or the financial community throughout the year. Three subcommittees, one co-ordinating the annual report process, a second overseeing our internal and external websites and a third monitoring our global information security, assist the Disclosure and Compliance Committee. The Committee also assists the Corporate Executive Board in ensuring that Ahold has effective policies and procedures in place to promote compliance with applicable laws, regulations and Ahold’s Global Code of Professional Conduct and Ethics.

Ahold’s Global Code of Professional Conduct and Ethics is available in the corporate governance section of our website at www.ahold.com and applies to all of our employees above a certain job grade level, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions.

AHOLD LEADERSHIP TEAM

The Ahold Leadership Team aligns group strategy and operational initiatives and advises the Corporate Executive Board in these areas. The members of the Corporate Executive Board, the CEOs of the Stop & Shop/Giant-Landover, Giant-Carlisle/Tops, Albert Heijn and Central Europe arenas, ICA AB and U.S. Foodservice, as well as our Chief Business Support Officer and our Chief Human Resources Officer, are all members of the Ahold Leadership Team.

SUPERVISORY BOARD

The Supervisory Board is responsible for supervising the policy of the Corporate Executive Board, the general course of affairs of the Company and the enterprise connected with it. The Supervisory Board is guided by the interests of the Company and the enterprise connected with it, and must take into account the relevant interests of all those involved in the Company.

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

Appointment

Our Supervisory Board determines the number of its own members. Following a proposal made by the Supervisory Board to appoint, suspend or dismiss a Supervisory Board member, an absolute majority of votes cast at the General Meeting of Shareholders is required to approve such a proposal. If another party makes the proposal, an absolute majority of votes cast, representing at least one-third of the issued share capital, is required to appoint, suspend or dismiss a Supervisory Board member. If this qualified majority is not achieved but a majority of the votes exercised was in favor of the proposal, then a second meeting may be held. In the second meeting, only a majority of votes exercised, regardless of the number of shares represented at the meeting is required to adopt the proposal to appoint, suspend or dismiss a Supervisory Board member.

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

Independence of Supervisory Board members

The Supervisory Board has decided that the members of the Supervisory Board must be independent as defined by the Dutch Corporate Governance Code. However, the Supervisory Board charter allows for no more than one member not to be independent as defined by the Dutch Corporate Governance Code.

Conflict of Interest

Each member of the Supervisory Board shall immediately report any potential conflict of interest to the chairman of the Supervisory Board. The member of the Supervisory Board with such conflict or potential conflict of interest shall provide the chairman of the Supervisory Board with all relevant information. The chairman of the Supervisory Board will determine whether there is a conflict of interest. If a member of the Supervisory Board has a conflict of interest with the Company, such member shall not participate in the discussions and/or decision making process on a subject or transaction in relation to which such member has a conflict of interest. In accordance with provision III.6.3 of the Dutch Corporate Governance Code we report that in 2005 Jan Hommen did not take part in the discussions and abstained from voting on any matter related to the sale of three shopping centers in Central Europe to ING Real Estate in view of his membership of the supervisory board of ING Groep N.V. and provisions III.6.1 through III.6.3 were complied with. No other conflicts of interest occurred in 2005.

Committees of the Supervisory Board

The Supervisory Board has established the following committees:

Audit Committee

Among other things, the Audit Committee is responsible for pre-approving all audit and permitted non-audit services and for reviewing our overall risk management and control environment, financial reporting arrangements and standards of business conduct. The Supervisory Board has determined that Jan Hommen and Stephanie Shern are the “Audit Committee Financial Experts” within the meaning of the Dutch Corporate Governance Code and as defined in Item 16a of Form 20-F. The Supervisory Board has determined that each member of the Audit Committee is “independent” as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as required by Section 303A.06 of the NYSE Listed Company Manual.

Selection and Appointment Committee

The Selection and Appointment Committee makes recommendations to the Supervisory Board regarding candidates for service on the Corporate Executive Board and the Supervisory Board.

Remuneration Committee

The Remuneration Committee reviews executive remuneration and recommends remuneration policies for the Corporate Executive Board to be adopted by the General Meeting of Shareholders. For a report on remuneration and the activities of the Remuneration Committee, see the “Remuneration” section of this annual report.

The following charters can be found in the corporate governance section of our website at www.ahold.com: the Supervisory Board charter, the Audit Committee charter, the Remuneration Committee charter and the Selection and Appointment Committee charter.

SHARES AND SHAREHOLDERS’ RIGHTS

For details on the number of outstanding shares, see Note 23 to our consolidated financial statements included in this annual report. For details on listings, share performance, and dividend policy with respect to our common shares, see the “Investor relations” section of this annual report.

Issue of additional shares and pre-emptive rights

Shares may be issued pursuant to a resolution of the General Meeting of Shareholders upon a proposal of the Corporate Executive Board and subject to the approval of the Supervisory Board. The General Meeting of Shareholders may delegate by resolution this authority to the Corporate Executive Board for a period not exceeding five years. A resolution of the General Meeting of Shareholders to issue shares or to authorize the Corporate Executive Board to do so is subject also to the approval of each class of shares whose rights would be adversely affected by the proposed issuance or delegation. The General Meeting of Shareholders has delegated this authority to the Corporate Executive Board, subject to the approval of the Supervisory Board through November 18, 2006 with respect to the issuance and/or granting of rights to acquire common shares up to a maximum of 10% of the outstanding common shares to be increased by up to 10% in case of mergers or acquisitions.

Holders of common shares have a pre-emptive right to purchase common shares upon the issue of new common shares in proportion to the aggregate amount of their existing holdings of our common shares. According to our Articles of Association, this pre-emptive right does not apply in respect of any issuance of shares to employees of Ahold. The General Meeting of Shareholders may resolve to restrict or exclude pre-emptive rights. The General Meeting of

AHOLD ANNUAL REPORT 2005	31

> Corporate governance

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

The General Meeting of Shareholders has delegated the authority to restrict or exclude the pre-emptive rights of holders of common shares upon the issuance of common shares and/or upon the granting of rights to subscribe for common shares to the Corporate Executive Board through November 18, 2006.

General Meeting of Shareholders

Our shareholders exercise their rights through annual and extraordinary General Meetings of Shareholders. These meetings must be held in the Netherlands, and specifically in the municipalities of Zaanstad, Amsterdam, the Hague, Rotterdam, Utrecht, Amersfoort or Haarlemmermeer. Each year, no later than June 30, we are required to convene an annual General Meeting of Shareholders. Additional extraordinary General Meetings of Shareholders may be convened at any time by the Supervisory Board, the Corporate Executive Board or by one or more shareholders representing at least 10% of our issued and outstanding share capital. The agenda for the annual General Meeting of Shareholders must contain certain matters as specified in our Articles of Association and under Dutch law. This includes, among other things, the adoption of our annual consolidated financial statements. Shareholders are entitled to propose items to be put on the agenda of the General Meeting of Shareholders provided they hold at least 1% of the issued and outstanding share capital or the shares held by them represent a market value of at least EUR 50 million. Adoption of such a proposal requires a majority of votes cast at the General Meeting of Shareholders representing at least one-third of the issued shares. If this qualified majority is not achieved but a majority of the votes exercised was in favor of the proposal, then a second meeting may be held. In the second meeting, only a majority of votes exercised, regardless of the number of shares represented at the meeting (unless the law provides otherwise), is required to adopt the decision. Proposals for matters to be included in the agenda for the General Meeting of Shareholders must be submitted at least 60 days before the meeting. We may, however, refrain from including a matter on the agenda if this would prejudice our vital interests. The General Meeting of Shareholders also is entitled to approve important decisions regarding the identity or the character of Ahold including major acquisitions and divestments.

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

Ahold is one of the companies participating in the Shareholder Communication Channel (“Stichting Communicatiekanaal Aandeelhouders”). We have used the Shareholder Communication Channel to distribute the agenda for the annual General Meeting of Shareholders and a voting instruction form that allows shareholders to grant power to an independent proxy holder, either by email or through the internet.

Holders of ADRs will receive notice from the Depositary for our ADR facility whenever it receives notice of a General Meeting of Shareholders or solicitation of consents or proxies of holders of common shares. The Depositary will provide a statement that the owners of ADRs on the record date will be entitled to instruct the Depositary as to the exercise of any voting rights represented by the common shares underlying their ADRs. If the Depositary does not receive instructions from any owner, the Depositary will deem the owner to have instructed the Depositary to give a discretionary proxy to a person designated by us for these common shares.

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

Each of our common shares is entitled to one vote. Holders of depositary receipts with respect to our cumulative preferred financing shares may attend the General Meeting of Shareholders. The voting rights on the underlying shares may be exercised by Stichting Administratiekantoor Preferente Financierings Aandelen Ahold (the “Administratiekantoor”), a foundation organized under the laws of the Netherlands in the manner described in Note 28 to our consolidated financial statements included in this annual report.

Repurchase by Ahold of its own shares

We may acquire fully paid shares of any class in our capital for no consideration at any time or, subject to certain provisions of Dutch law and our Articles of Association, if:

1.	our shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-in and called-up capital and any reserves required by Dutch law or our Articles of Association; and
2.	we and our subsidiaries would thereafter not hold shares with an aggregate nominal value exceeding 10% of our issued share capital.

Any shares held by us or our subsidiaries in our own capital may not be voted. An acquisition by us of shares in our capital of any class must be approved by resolution of our Corporate Executive Board, subject to the approval of our Supervisory Board. Shares in our own capital may only be acquired if the General Meeting of Shareholders has authorized our Corporate Executive Board to do so. Such authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. No such authority is required for the acquisition by us of fully paid shares in our own capital for the purpose of transferring these shares to our employees or employees of a group company pursuant to our share plans or option plans, provided the shares are quoted in the official price list of a stock exchange. Our Corporate Executive Board has been authorized to acquire shares through November 18, 2006, subject to the approval of our Supervisory Board. As of the date of this annual report, we have not acquired any shares under this authorization.

Cumulative preferred financing shares

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

The A member is appointed by the general meeting of depositary receipt holders, the B member is appointed by the Company and the C member is appointed by a joint resolution of the A member and the B member. As of March 28, 2006, the members of the board of the Administratiekantoor were:

Member A:	J.H. Ubas, Chairman
Member B:	W.A. Koudijs
Member C:	C.W.H. Brüggemann

We pay a mandatory annual dividend on our cumulative preferred financing shares, which is calculated in accordance with the provisions of article 39.4 of our Articles of Association. For further details on our cumulative preferred financing shares and the voting rights attached thereto, see Note 28 to our consolidated financial statements included in this annual report.

Cumulative preferred shares

No cumulative preferred shares are currently outstanding. We entered into an option agreement with Stichting Ahold Continuïteit (“SAC”) designed to exercise influence with respect to a potential change in control over us. SAC is a Dutch foundation whose statutory purpose is to enhance our continuity, independence and identity in case of a hostile takeover attempt. As of March 28, 2006, the members of the board of SAC were:

Name	Principal or former occupation
N.J. Westdijk, Chairman	Former CEO of Royal Pakhoed N.V.
M. Arentsen	Former CFO of CSM N.V.
G.H.N.L. van Woerkom	Chairman of ANWB
W.G. van Hassel	Former lawyer/former chairman Dutch Bar Association

The members of the Corporate Executive Board and the members of the board of SAC declare that they are jointly of the opinion that SAC is independent of the Company as

AHOLD ANNUAL REPORT 2005	33

> Corporate governance

required by the General Rules for the Euronext Amsterdam Stock Market. For details on our cumulative preferred shares, see Note 23 to our consolidated financial statements included in this annual report.

Major shareholders

We are not directly or indirectly owned or controlled by another corporation or by any government. Except as described under “Cumulative preferred shares” above, we do not know of any arrangements that may, at a subsequent date, result in a change in our control.

Significant ownership of voting shares

Pursuant to the Dutch Disclosure Act, any person or legal entity who, directly or indirectly, acquires or disposes of an interest in our capital or voting rights must immediately give written notice to us and, by means of a standard form, to the Netherlands Authority for the Financial Markets (“Autoriteit Financiële Markten”) (the “AFM”), if, as a result of that acquisition or disposal, the percentage of capital interest or voting rights held by that person or legal entity falls within a different percentage range than the percentage range applicable to the capital interest or voting rights which that person or legal entity held prior to the acquisition or disposal. There is no obligation to notify us of a change if the interest remains within one of the ranges specified below, or the change is not a result of an action by the investor. The table below shows percentage ranges referred to in the Disclosure Act. In addition local rules may apply to investors.

Percentage ranges applying to Dutch statutory disclosure requirements

DISCLOSURE ACT 1996

0%	<	5%	(no notification required)
5%	<	10%
10%	<	25%
25%	<	50%
50%	<	66.7%
66.7% or more

As of March 28, 2006, except as discussed below, we do not know of any record-owners of more than 5% of any class of capital interest and/or the related voting rights. All of the issued and outstanding cumulative preferred financing shares are held by the Administratiekantoor.

The Administratiekantoor issued corresponding depositary receipts to four investors.

We have reviewed public notifications on record with the AFM. We have also reviewed the public filings with the SEC. The following filings were made:

•	DeltaFort Beleggingen I B.V. is registered to have notified the AFM that as per December 17, 2003 it held a capital interest of 9.5% and an interest in voting rights of 0.78%.
•	Capital Research & Management filed a Schedule 13G with the SEC, dated February 10, 2006, showing that it owned 140 million, or 9.0%, of our common shares as per December 30, 2005.
•	Brandes Investment Partners, L.P. filed a Schedule 13G with the SEC, dated February 14, 2006, showing that it owned 213.7 million or 13.7% of our common shares as per December 31, 2005.

Further provisions of our Articles of Association

Below we set out two further provisions of our Articles of Association with respect to the objects of Ahold and provisions on the dissolution and liquidation of Ahold.

Description of the objects of Ahold

Our objectives pursuant to article 2 of our Articles of Association are “to promote or join others in promoting companies and enterprises, to participate in companies and enterprises, to finance including the giving of guarantees and acting as surety for the benefit of third parties as security for liabilities of companies and enterprises with which the Company is joined in a group or in which the Company owns an interest or with which the Company collaborates in any other way, to conduct the management of and to operate companies engaged in the wholesale and retail trade in consumer and utility products and companies that produce such products, to operate restaurants and companies engaged in rendering public services, including all acts and things which relate or may be conducive thereto in the broadest sense, as well as to promote, to participate in, to conduct the management of and, as the case may be, to operate businesses of any other kind.”

Liquidation

In the event of our dissolution and liquidation, the surplus assets remaining after satisfaction of all our debts will be distributed in accordance with the provisions of Dutch law and our Articles of Association in the following order:

1.	to the holders of cumulative preferred shares, the nominal amount or the amount paid thereon, if lower, as well as any dividends in arrears and dividends over the current dividend period until the date of payment of liquidation proceeds;
2.	to the holders of cumulative preferred financing shares, the nominal amount and share premium paid on these shares, as well as any dividends in arrears and dividends over the current dividend period until the date of payment of liquidation proceeds;
3.	to the holders of common shares, the nominal amount of these shares, as well as their proportional share in the common shares share premium account; and
4.	holders of the 120 outstanding founders’ certificates will receive 10% of the balance remaining after the distributions mentioned above have been made and after the amounts of the general reserves and profit reserves created since December 31, 1961 have been deducted in accordance with our Articles of Association.

The balance remaining after all of the above distributions shall be for the benefit of the holders of our common shares in proportion to the aggregate nominal value of common shares held by each of them.

Auditor

The General Meeting of Shareholders appoints the external auditor. The Audit Committee recommends the external auditor to be proposed for approval by the General Meeting of Shareholders. In addition, the Audit Committee evaluates and, where appropriate, recommends the replacement of the external auditors. The Audit Committee also pre-approves the fees for audit and permitted non-audit services to be performed by the external auditors as negotiated by the Corporate Executive Board. The Audit Committee shall not approve the engagement of the external auditors to render non-audit services prohibited by applicable laws and regulations or that would compromise their independence.

On June 2, 2004, the General Meeting of Shareholders appointed Deloitte Accountants B.V. as external auditor for the Company for the fiscal years 2004 and 2005.

COMPLIANCE WITH DUTCH CORPORATE GOVERNANCE CODE

We apply all of the relevant provisions of the Dutch Corporate Governance Code, with the following exceptions:

•	We require Corporate Executive Board members to keep shares obtained under a long-term incentive plan for three years after vesting, instead of the five years recommended by the Dutch Corporate Governance Code in best practice principle II.2.3. This exception is included in the remuneration policy adopted by the General Meeting of Shareholders on March 3, 2004.
•	The Vice-Chairman of our Supervisory Board, Jan Hommen, has accepted chairmanships and memberships of supervisory boards of several Dutch listed companies. Following the calculation method of the Dutch Corporate Governance Code in best practice principle III.3.4, he is deemed to hold six memberships instead of the recommended maximum of five. This exception is caused by unforeseen circumstances and Mr. Hommen will resolve this in due course.

AHOLD ANNUAL REPORT 2005	35

Internal control

AHOLD BUSINESS CONTROL FRAMEWORK

Ahold’s internal controls are designed to provide reasonable assurance that the Company’s objectives are achieved. We are replacing a decentralized set of internal controls with a consistent, one-company system. Ahold takes a structured and consistent approach to internal control by aligning strategy, policies, procedures, instructions, guidelines and processes, people and technology, for the purpose of identifying, evaluating and managing the uncertainties that the Company faces.

For this purpose, Ahold is in the process of implementing a single, enterprise-wide Ahold Business Control Framework (“ABC Framework”). The ABC Framework will encompass internal control policies, procedures, instructions and guidelines for all Ahold group companies.

The ABC Framework is based on the recommendations of the Committee of Sponsoring Organizations of the Treadway Commission (COSO – Internal Control Integrated Framework). The aim of these recommendations is to provide a reasonable level of assurance concerning internal control. It should be noted that in line with the COSO framework, also the ABC Framework’s level of assurance does not provide certainty as to the realization of objectives, nor can it prevent all inaccuracies, errors, instances of fraud or non-compliance with laws and regulations.

The transition process to convert to one-company controls initially focuses on financial reporting controls. With respect to financial reporting Ahold has developed uniform control standards applicable to all of our arenas. These cover a variety of financial control and reporting topics such as financial closing process, property, plant and equipment and lease accounting, capital investments and disposals, contracts and agreements, vendor allowances and the compliance with our accounting manual. The ABC Framework will gradually be extended with one-company policies and controls over operational and strategic processes and internal controls over compliance with laws and regulations, based on the right balance between one-company system controls and the necessary flexibility to support and control local operational excellence, customer driven innovation and achieve compliance with relevant local laws and regulations.

In 2005 Ahold continued the project that was started in 2004 to prepare for compliance with the requirements of

Section 404 of the Sarbanes-Oxley Act (the “Sarbanes Oxley Act” or “Sox”). We have performed various procedures for the preparation for the SOx 404 evaluations that we will be required to complete for the first time as of December 31, 2006. During 2005, we have made significant progress in the preparation of design documentation and testing of operating effectiveness of internal controls over financial reporting. On the other hand, it should be noted that the status of SOx activities by the end of 2005 varies per arena, and certain required aspects for the SOx 404 evaluation have yet to be completed. The Corporate Executive Board expects that the control deficiencies identified through this process in 2005 can be solved timely through the current remediation program.

Monitoring

Ahold uses a comprehensive business planning and performance review process to monitor its performance. This consists of a coherent set of instruments, which cover adoption of strategy, budgeting and reporting of current and projected results. Business performance is assessed with respect to both financial and non-financial targets.

Following formal internal control requirements, the Sarbanes-Oxley Act in the U.S. and the Dutch Corporate Governance Code, Ahold carried out an extensive exercise on the design, documentation and functioning of processes related to financial reporting. Each quarter, management is required to confirm by means of a letter of representation that compliance is maintained with, among others, Ahold’s Global Code of Professional Conduct and Ethics, fraud prevention and detection procedures, control standards and disclosure requirements.

Management is responsible for managing risks associated with business activities and for compliance with relevant local laws and regulations, following normal reporting lines to senior management. Authority limits for arena and operating company management have been established. This system requires relevant management levels to obtain approval from a higher level of authority for a number of matters and provides appropriate information to senior management.

The Disclosure and Compliance Committee assists the CEO and CFO in fulfilling their responsibilities to ensure that Ahold makes timely and accurate disclosures.

The Disclosure and Compliance Committee meets, reviews, discusses and reports quarterly on disclosure related issues. The objective is to ensure that all disclosures made by Ahold are accurate, complete and timely and fairly present the financial condition and the results of operations in all material aspects.

Internal Audit at Ahold helps ensure that the integrity and effectiveness of Ahold’s system of control is maintained and continuously improved through risk-based, regular objective, independent and critical evaluations. Internal Audit monitors the internal controls of Ahold to provide the Corporate Executive Board and the Supervisory Board, through its Audit Committee, with reasonable assurance on the reliability of financial reporting, compliance with relevant law and regulations, safeguarding of resources and effectiveness and efficiency of operations. Also, Internal Audit monitors the effectiveness of associated corrective actions, through follow-up on specific previous audit reports and review of the effectiveness of Management Internal Control Reports and similar monitoring instruments.

Ahold has implemented an internal control issue monitoring process which tracks the progress and remediation status of internal control issues. This relates to improvements in operational, compliance and financial controls, identified by both internal and external sources. In this process, audit findings from internal and external audit, as well as issues brought forward by management via the letters of representation, are summarized and the progress and remediation status are reported each period.

Changes in controls over financial reporting

During the course of the closing and the annual audit of our 2004 financial statements two material weaknesses and a number of reportable conditions under the interim standards of the U.S. Public Company Accounting Oversight Board, as well as other internal control issues were identified. The 2004 material weaknesses related to our accounting for income tax provisions and to our US GAAP financial statement reconciliation process.

We have committed, and will continue to commit, considerable resources to our efforts to improve and strengthen our internal controls. We believe we have taken and are taking adequate steps to strengthen our internal controls.

We have concluded that as of the end of the period covered by this annual report the above mentioned material weaknesses no longer exist.

Evaluation of disclosure controls and procedures

As of the end of the period covered by this annual report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s CEO and the Company’s CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, pursuant to Rule 13a-15 promulgated under the Exchange Act.

Disclosure controls and procedures are those designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures are also designed to ensure that the information is accumulated and communicated to our management, including our CEO and our CFO, as appropriate, to allow timely decisions regarding required disclosure. Our disclosure controls and procedures can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives.

Based on the evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Ahold in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods specified in the SEC’s rules and forms.

Compliance with provision II.1.4 of the Dutch Corporate Governance Code

Except as indicated in the section “Corporate governance – Compliance with Dutch Corporate Governance Code” of this Annual Report, we apply all of the relevant provisions of the Dutch Corporate Governance Code. Provision II.1.4 of this code requires management to assess the adequacy of the internal risk management and control systems.

The concept of internal risk management and control systems as used in the Dutch Corporate Governance Code varies significantly from the concept of disclosure controls

AHOLD ANNUAL REPORT 2005	37

> Internal control

and procedures under the Exchange Act and the related SEC rules referred to above.

Based on our evaluation of the operation of our internal risk management and internal control systems, the Corporate Executive Board is of the opinion that the internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies. Also, the Corporate Executive Board is of the opinion that there are no indications that the internal risk management and internal control systems have not operated properly in the year under review or will not operate properly in the current year. This evaluation and the current status have been discussed with the external auditor, the Audit Committee and the full Supervisory Board.

As regards risks other than financial reporting risks, including operational/strategic and legislative/regulatory risks, reference is made to the most important risk factors inherent in our businesses and our objectives as listed in the “Risk Factors” section and to the preceding paragraphs on “Ahold Business Control Framework” and “Monitoring” in this annual report.

In view of the above the Corporate Executive Board is of the opinion that it is in compliance with the requirements of provision II.1.4 of the Dutch Corporate Governance Code, taking into account the recommendation of the Corporate Governance Code Monitoring Committee on the application thereof. Since the internal controls over financial reporting throughout the organization are under review in light of our future obligations pursuant to Section 404 of the Sarbanes-Oxley Act, the opinion stated above by the Corporate Executive Board does not imply an assessment on those internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act.

Risk factors

The following discussion of risks relating to Ahold should be read carefully when evaluating our business, our prospects and the forward-looking statements contained in this annual report.

Any of the following risks could have a material adverse effect on our financial position, results of operations, liquidity and the actual outcome of matters that the forward-looking statements contained in this annual report refer to. The risks described below are not the only ones we are facing. There may be additional risks we are currently unaware of, and these may be common to most companies. There may also be risks that we now believe are immaterial, but which may ultimately have a material adverse effect on our financial position, results of operations, liquidity and the actual outcome of matters that the forward-looking statements contained in this annual report refer to. For additional information regarding forward-looking statements, see “Forward-looking statements notice” included in this annual report.

RISKS RELATING TO PENDING INVESTIGATIONS AND LEGAL PROCEEDINGS

Results of pending investigations and legal proceedings could have a material adverse effect on our financial position, results of operations, liquidity and the prices of our common shares and ADSs.

Due to the events announced on February 24, 2003, our 2002 annual report included a restatement of our financial position and results for 2001 and 2000 in part because of accounting irregularities at one of our operating subsidiaries, U.S. Foodservice, and because certain of our joint ventures had been improperly consolidated. These events led to a number of investigations and legal proceedings. For a further discussion of these investigations and legal proceedings, see Note 35 to our consolidated financial statements included in this annual report.

In November 2005 we entered into an agreement to settle the securities class action entitled “In re Royal Ahold N.V. Securities & ERISA Litigation,” which arose out of the events announced on February 24, 2003. Under the terms of the settlement agreement, the lead plaintiffs agree to settle all claims against Ahold for the sum of USD 1.1 billon (EUR 937 million, including EUR 8 million as compensation to the Dutch Shareholders’ Association Vereniging van Effectenbezitters (the “VEB”) for facilitating the global settlement). The settlement covers Ahold, our subsidiaries and affiliates, the individual defendants and the underwriters. The settlement agreement has been preliminarily approved and is subject to final court approval. If the court will not give its final approval of the settlement and if we are not able to defend ourselves successfully in any subsequent legal proceedings, it is possible that we will be required to pay a settlement amount or other payment which is higher than anticipated by the settlement agreement described above. Such events could have a material adverse effect on our financial position, results of operations, liquidity and the prices of our common shares and ADSs.

In November 2005 we also entered into an agreement to settle litigation with the VEB. Under the terms of this settlement agreement, the VEB has terminated certain legal proceedings relating to our annual accounts and has agreed not to pursue any further legal action in the inquiry proceedings before the Enterprise Chamber of the Amsterdam Court of Appeals.

For a further discussion of these settlements, see Note 35 to our consolidated financial statements included in this annual report.

We cannot predict when the remaining investigations or legal proceedings will be completed. It is possible that they could lead to criminal charges, civil enforcement proceedings, additional civil lawsuits, settlements, judgments and/or consent decrees either against us, our subsidiaries or both, and that, as a result, we will be required to pay substantial fines or damages, or to make other payments, consent to injunctions on future conduct, lose the ability to conduct business with government entities and with customers in the casino and gaming industries or suffer other penalties, each of which could have a material adverse effect on our financial position, results of operations, liquidity and the prices of our common shares and ADSs.

We are also involved in legal proceedings as a result of our divestments in 2003, 2004 and 2005 that, if decided unfavorably, in the aggregate could have a material adverse effect on our financial position, results of operations and

AHOLD ANNUAL REPORT 2005	39

> Risk factors

liquidity. For a further discussion of these legal proceedings, see Note 35 to our consolidated financial statements included in this annual report.

We may have indemnification obligations that could have a material adverse effect on our financial position, results of operations and liquidity.

We have indemnified various current and former directors, officers and employees, as well as those of some of our subsidiaries, for expenses they have incurred as a result of the pending and possible future investigations and legal proceedings discussed above and we expect to incur further expenses for indemnification of expenses and any possible fines, liabilities or fees that they may face, and to advance to or reimburse such persons for defense costs, including attorneys’ fees. Such indemnification obligations could ultimately have a material adverse effect on our financial position, results of operations and liquidity.

RISKS RELATING TO OUR INTERNAL CONTROLS

We may not be able to strengthen our internal controls.

In 2005, we continued the project initiated in 2004 to prepare for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, including documenting, reviewing and, in certain required aspects, improving our internal controls over financial reporting.

The status of Sarbanes-Oxley Act activities by the end of 2005 varies per arena and certain required aspects for the evaluation pursuant to Section 404 of the Sarbanes-Oxley Act have yet to be completed. We have taken and are taking steps to strengthen our internal controls. The process of ensuring compliance with Section 404 of the Sarbanes-Oxley Act may require significant costs and time to complete. For a further discussion regarding our internal controls, see “Internal control” in this annual report. Any failure to strengthen our internal controls could result in accounting errors or misstatements in our financial statements and could harm the reliability of our financial statements, which could in turn adversely affect investor confidence and the prices of our common shares and ADSs.

RISKS RELATING TO CURRENCY EXCHANGE AND INTEREST RATE FLUCTUATIONS

We are exposed to currency exchange and interest rate fluctuations, which could have a material adverse effect on our financial position, results of operations and liquidity.

Currency translation risk. We are exposed to foreign currency exchange translation risk because we operate businesses in a variety of countries in Europe and the United States. A substantial portion of our net sales, assets, liabilities and results of operations are denominated in foreign currencies, primarily the U.S. dollar. As a result, we are subject to foreign currency exchange risks due to exchange rate movements in connection with the translation of the operating income and the assets and liabilities of our foreign subsidiaries into euros for inclusion in our consolidated financial statements.

Currency transaction risk. We are exposed to foreign currency exchange transaction risk, including lease payment obligations and firm purchase commitments denominated in foreign currencies. We attempt to manage our foreign currency exchange exposure by borrowing in local currency and entering into currency swaps, but we cannot eliminate such exposure and, therefore currency exchange rate movements can affect our transaction costs. Furthermore, if a particular currency becomes highly volatile, that could have a material adverse impact on our financial position, results of operations and liquidity.

Interest rate risk. We are also exposed to fluctuations in interest rates. As of January 1, 2006, approximately EUR 1.0 billion, or 22%, of our long-term borrowings (excluding our finance lease liabilities, financing obligations, and cumulative preferred financing shares, but including interest rate swaps) bear interest on a floating rate basis.

Accordingly, changes in interest rates can affect the cost of these interest-bearing borrowings. As a result, our financial position, results of operations and liquidity could be materially adversely affected by interest rate fluctuations. It is our policy to attempt to mitigate interest rate risk by financing a targeted percentage of our borrowings in fixed interest rate instruments and by the use of derivative financial instruments, such as interest rate swaps. Our attempts to manage our risk could result in our failure to realize savings, if interest rates fall.

For additional discussion of our risk management, see “Management’s discussion & analysis–Risk management and use of financial instruments and derivatives” and Note 34 to our consolidated financial statements included in this annual report.

RISKS RELATING TO OUR STRATEGY

If we do not successfully carry out our strategies for our food retail and foodservice businesses, or if we are unable to realize expected cost savings, this could have a material adverse effect on our financial position, results of operations and liquidity.

For 2006 and onward, we have defined a growth strategy based on core values that our operating companies share and core capabilities that we are improving. In 2005, competitive and operating cost pressures in our retail markets were greater than expected and the turnaround at certain of our businesses was slower than planned. The financial targets we originally set for retail in 2003 have become increasingly challenging. Based on the retail trends we have seen so far in 2006, we expect our retail net sales growth in 2006 to be between 2.5% and 3.0% (assuming constant currency exchange rates and excluding divestments made in 2005). In addition, we expect that our retail operating margin will be between 4.0% and 4.5% in 2006. Our overall priority remains to drive net sales growth and achieve a retail operating margin of 5%. We may encounter difficulties or delays in implementing our strategic initiatives and we may not be able to achieve the expected retail net sales growth and retail operating margin. We may also incur unanticipated costs in implementing our strategy. We have planned certain levels of capital expenditures and launched several strategic initiatives for our food retail business. These include initiatives that we expect will allow us to realize gross cost savings aggregating approximately EUR 650 million by the end of 2006. However, we may not be able to reach the targeted levels or receive the expected benefits of these cost savings and capital expenditures. If we do not successfully carry out our strategy with respect to our food retail business, this could have a material adverse effect on our financial position, results of operations and liquidity.

U.S. Foodservice accounts for a substantial portion of our net sales. Although we are in the process of reorganizing U.S. Foodservice into two operating companies to restore its value and improve its profitability, our plan may not be successful. For further information about our plans and steps to reorganize U.S. Foodservice, see “Management’s discussion & analysis –Road to Recovery 2003-2005.”

We cannot assure you that we will be able to successfully complete these plans or that when they are complete U.S. Foodservice will satisfactorily improve its profitability. We may be unable to complete successfully all or many of U.S. Foodservice’s initiatives, including its reorganization, its implementation of a centralized supplier information system intended to track corporate-based vendor allowance programs, and its improvement of internal controls and its information systems, which could have a material adverse effect on our overall financial position, results of operations and liquidity. Moreover, based upon the charges already brought against former officers of U.S. Foodservice and in the event of any adverse developments in the pending investigations of U.S. Foodservice or its current or former officers, U.S. Foodservice could suffer a sudden and material loss of business among its customers or be restricted from pursuing new business from certain customers, particularly those customers that are governmental entities or in the casino and gaming industries.

RISKS RELATING TO OUR LIQUIDITY

Our level of debt could adversely affect our financial position, results of operations and liquidity and could restrict our ability to obtain additional financing in the future.

We have significantly reduced our debt as part of our Road to Recovery strategy. However, we continue to have substantial indebtedness and our total gross debt at the end of 2005 was approximately EUR 7.7 billion. In addition to the obligations recorded on our balance sheet, we also have various commitments and contingent liabilities that may result in significant future cash requirements. Although some of our debt instruments and other arrangements place conditions on our incurring further debt, we are not barred from doing so. To the extent we incur incremental debt, our leverage risk will increase. Our significant level of debt could adversely affect our business in a number of ways, including but not limited to, the following:

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

AHOLD ANNUAL REPORT 2005	41

> Risk factors

experience lower sales, which may have a material adverse effect on our financial position, results of operations and liquidity.

For additional information on our liquidity and leverage risk, see “Management’s discussion & analysis – Liquidity and capital resources” and Note 26 to our consolidated financial statements included in this annual report.

Downgrading of our credit ratings could adversely impact our ability to finance our business.

Relating to the events in early 2003, Moody’s Investors Services (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”) downgraded our credit ratings to below investment grade ratings. As part of our strategy to restore our financial health, we are focused on working towards meeting the applicable investment grade ratings criteria. During 2004 and 2005, both Moody’s and S&P upgraded our credit ratings, but such credit ratings remain below investment grade. While none of our material credit facilities or other debt instruments contain direct events of default that are triggered by credit rating downgrades, a downgrade of our long-term debt rating by either Moody’s or S&P could raise liquidity concerns, reduce our flexibility in accessing a broad array of funding sources and increase our costs of borrowing, which could result in our inability to secure new financing or affect our ability to make payments on outstanding debt instruments and comply with other existing obligations, any of which could have a material adverse effect on our financial position, results of operations and liquidity. In addition, we cannot assure you that we will be able to meet the applicable investment grade rating criteria, particularly if our operating strategy and objectives are not successful. For a further discussion of our credit ratings, see “Management’s discussion & analysis–Liquidity and capital resources” and Note 26 to our consolidated financial statements included in this annual report.

Our current insurance coverage may not be adequate, and insurance premiums and letters of credit and cash collateral requirements for third-party coverage may increase, and we may not be able to obtain insurance or maintain our existing insurance at acceptable rates, or at all.

The third-party insurance companies that provide the fronting insurance that is part of our self-insurance programs as described later in this annual report require us to provide cash collateral or letters of credit. In some circumstances, we are required to replace our self-insurance programs with high deductible programs from third-party insurers at a high cost. Although we currently are able to provide sufficient letters of credit for our insurance requirements, our future letter of credit requirements for our insurance and other cash collateral needs may increase significantly. In this event, we will need to obtain additional financing sources and any cash collateral we provide will not be available to fund our liquidity needs. It is possible that we may not be able to maintain adequate insurance coverage against liabilities that we incur in our business through our self-insurance and high deductible programs or, if necessary, purchase commercial insurance to replace these programs. Our insurance premiums to third-party insurers may also increase in the future and we may not be able to obtain similar levels of insurance on reasonable terms or at all. The inadequacy or loss of our insurance coverage, or the continued payment of higher premiums, could have a material adverse effect on our financial position, results of operations and liquidity.

For additional information regarding our self-insurance coverage, see “Management’s discussion & analysis – Off-balance sheet arrangements – Contingent liabilities” and Note 25 to our consolidated financial statements included in this annual report.

RISKS RELATING TO TAX LIABILITIES

We may face tax liabilities in the future, including as a result of audits of our tax returns.

Because we operate in a number of countries in Europe and in the U.S., our operating income is subject to taxation in differing jurisdictions and at differing tax rates. We seek to organize our affairs in a tax efficient and balanced manner, taking into account the applicable regulations of the jurisdictions in which we operate. As a result of our multi-jurisdictional operations, we are exposed to a number of different tax risks, including tax risks related to: income tax, value added tax, payroll tax, social security tax, customs and excise duties, sales and use tax, franchise tax, ad valorem tax, U.S. state tax, withholding tax requirements, tax treaty interpretation, tax credits, permanent establishments, transfer pricing on internal deliveries of goods and services (including benefit tests and requirements to prove the arm’s length character of internal transactions), loss carryforwards, multi-jurisdictional double taxation, acquisitions, dispositions, reorganizations, internal restructurings, and real and personal property transfer taxes.

The tax authorities in the jurisdictions in which we operate may audit our tax returns and may disagree with the positions taken in those returns. An adverse outcome resulting from any settlement or future examination of our tax returns may subject us to additional tax liabilities and may adversely affect our effective tax rate which could have a material adverse effect on our financial position, results of operations and liquidity. In addition, any examination by the tax authorities could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

RISKS RELATING TO OUR INDUSTRY AND

BUSINESS

We are a low margin business and our operating income is sensitive to price fluctuations.

Our retail and foodservice businesses are characterized by relatively high inventory turnover with relatively low profit margins. We make a significant portion of our sales at prices that are based on the cost of products we sell plus a percentage markup. As a result, our absolute levels of profit will go down during periods of food price deflation, particularly in our foodservice business, even though our gross profit percentage may remain relatively constant. Additionally, our foodservice business profit levels may go down in periods of food price inflation if we are not able to pass along to our customers in a timely manner cost increases from our vendors. In addition, our retail and foodservice businesses could be adversely affected by other factors, including inventory control, competitive price pressures, severe weather conditions, unexpected increases in fuel or other transportation related costs, volatility in food commodity prices and difficulties in collecting accounts receivable. Any of these factors may adversely affect our financial position, results of operations and liquidity.

We are subject to intense and increasing competition and industry consolidation. If we are unable to compete successfully, our financial position, results of operations and liquidity will be adversely affected.

We continue to experience intense competition in our retail trade business from other grocery retailers, discount retailers such as Wal-Mart in the U.S., and other competitors such as supercenters and club, warehouse and drug stores. Our foodservice business in the U.S. similarly faces intense competition from competitors including Sysco, regional distributors, specialty distributors and local market distribution companies. Consolidation in the food retail and foodservice industries due to increasing competition from larger companies is likely to continue. Our ability to maintain our current position is dependent upon our ability to compete in these industries through various means such as price promotions, continued reduction of operating expenses where the cost savings are reinvested in our value and customer offerings and, in the case of our food retail business, store expansions. A number of our retail operations have started price repositioning programs designed to halt or prevent market share loss, increase market share and/or to increase the ultimate levels of profit. A successful price repositioning program requires careful and well-timed management of a number of complex factors, including efficient inventory management, negotiations with vendors of national and private label products to reduce prices without reducing quality, cutting staffing costs without compromising the quality of service and effective communication of new prices to shoppers. We cannot assure you that these programs will be successful or that our competitors will not counteract and engage in price competition against us. Any of these factors, or any combination of them, could have a material adverse effect on our financial position, results of operations and liquidity.

In addition, our reduced capital expenditure program could restrict our ability to compete and could lead to a loss of market share in our key markets in the U.S. and the Netherlands. The food retail and foodservice industries are also highly sensitive to changes in customer behavior. As discussed above, our significant level of debt limits our flexibility to react to changes.

While we believe there are opportunities for sustained and profitable growth, unanticipated actions of competitors and increasing competition in the food retail and foodservice industries could continue to negatively affect our financial position, results of operations and liquidity.

We face risks relating to our IT outsourcing initiatives.

In November 2005, we signed several major IT outsourcing agreements relating to various IT services in the U.S. and the Netherlands. In connection with these IT outsourcing initiatives, it is possible that we may encounter unforeseen technical complexities that we may be unable to resolve, or that the resolution of such complexities may lead to delays in the implementation of these initiatives. Our management may be required to devote more attention than anticipated to matters related to these outsourcing initiatives, including matters related to internal controls and financial reporting. Any of these risks may cause us to incur unanticipated costs and may prevent us from obtaining the expected benefits and cost savings of the IT outsourcing initiatives, or from obtaining such benefits and savings as soon as we expect.

Our failure to implement these IT outsourcing initiatives in a timely and cost efficient manner could have a material adverse effect on our financial position, results of operations and liquidity.

AHOLD ANNUAL REPORT 2005	43

> Risk factors

We face risks related to our union or collective bargaining agreements.

As of January 1, 2006, approximately 94,000 employees in our U.S. retail operating companies and approximately 5,000 employees in our U.S. Foodservice operating companies were represented by unions. Collective bargaining agreements covering approximately 11% of our total U.S. retail employees either expired in September 2005 or will expire at various dates during 2006. We are continuing to honor the terms of one expired agreement on a week-to-week basis and are simultaneously negotiating one or several replacement agreements. Collective bargaining agreements covering approximately 6% of our total U.S. Foodservice employees either have expired in 2005 or will expire at various dates during 2006. A number of these expired agreements have already been replaced, while a majority are still being negotiated.

During 2005 most of our relevant collective bargaining agreements relating to our Dutch operations were renewed without industrial actions. Most of our collective bargaining agreements for our employees in the Netherlands expire in April 2007. The collective bargaining agreement covering the majority of our distribution employees will expire in April 2006 and will have to be renewed. We expect to commence the negotiation process with the relevant trade unions in April 2006.

Furthermore, although only a minority of our employees in the Czech Republic are union members, all of our employees in the Czech Republic are covered by a collective bargaining agreement that expires at the end of 2007. A very small minority of our employees in Slovakia are union members.

For additional information, see “Additional information – Labor relations – Union relations and works council.”

Although we consider our relations with the relevant trade unions stable, failure of our operating companies to effectively renegotiate these agreements could result in work stoppages. We may not be able to resolve any issues in a timely manner and our contingency plans may not be sufficient to avoid an impact on our business. A work stoppage due to failure of one or more of our operating companies to renegotiate a collective bargaining agreement, or otherwise, could have a material adverse effect on our financial position, results of operations and liquidity.

We face risks related to health care and pension funding requirements.

Decreasing interest rates, poor performance of the stock markets and rising cost of health care benefits may cause us to record significant charges related to our existing pension plans and benefit plans.

Adverse stock market developments may negatively affect the assets of our pension funds and decreasing interest rates may cause lower discount rates and increase our pension liabilities. This will lead to higher pension charges, pension premiums and contributions payable. We have a number of defined benefit pension plans, covering a substantial number of our employees in the Netherlands and in the U.S. Pension expenses for defined benefit plans in 2005 were EUR 17 million lower than in 2004. Our contributions to our Dutch defined benefit plans in 2005 were EUR 14 million lower than in 2004 and our contributions to our U.S. defined benefit plans in 2005 were EUR 212 million higher than in 2004. In 2005 a one-time contribution of USD 288 million (EUR 236 million) was made to decrease the unfunded status of several U.S. pension plans. While our contributions for our U.S. defined benefit plans are expected to decrease from EUR 289 million in 2005 to EUR 40 million in 2006, our contributions for our Dutch defined benefit plans are expected to increase from EUR 118 million in 2005 to EUR 157 million in 2006.

Certain of our employees in the U.S. are covered by multi-employer plans, which have a total unfunded liability of EUR 22,409 million as of January 1, 2004 (the latest year for which information is available). We estimate our proportionate share of the total unfunded liability of these plans at EUR 637 million. These unfunded liabilities are not recognized on our consolidated balance sheets because sufficient information is generally not available and the financial statements of these plans are not based on the same accounting standards according to which our consolidated financial statements are prepared. The unfunded liabilities of these plans may result in increased future payments by us and the other participating employers. Our risk of such increased contributions may be greater if any of the participating employers in an underfunded multi-employer plan withdraws from the plan due to insolvency and is not able to contribute an amount sufficient to fund the unfunded liabilities associated with the participants of the plan.

For additional information, see Note 24 to our consolidated financial statements included in this annual report.

If we are unable at any time to meet any required funding obligations for some of our U.S. pension plans, or if the Pension Benefit Guaranty Corporation (the “PBGC”) concludes that, as the insurer of certain U.S. plan benefits, its risk may increase unreasonably if the plans continue, under the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”) the PBGC could terminate the plans and place liens on material amounts of our assets. Our pension plans that cover our Dutch retail operations are governed by the Dutch Central Bank (De Nederlandsche Bank or “DNB”). DNB may require us to make additional contributions to our pension plans to meet the minimum funding requirements as applied by DNB.

In addition, health care costs have risen significantly in recent years and this trend is expected to continue. We may be required to expend significantly higher amounts to fund employee health care plans in the future. Significant increases in health care and pension funding requirements could have a material adverse effect on our financial position, results of operations and liquidity.

We may not be able to retain or attract personnel who are integral to the success of our business.

We face many challenges and risks, including the possibility that we might not successfully implement our operating strategy and objectives, as a result of which there is a risk that personnel who are integral to the success of our business will leave, disrupting our ability to achieve short- and long-term goals. Although we have an equity-based compensation plan and have retention agreements with key employees and directors, we cannot assure you that these measures will be effective to retain or attract key employees and directors, which could materially hinder our ability to successfully execute our operating strategy and objectives and thus have a material adverse effect on our financial position, results of operations and liquidity.

We face risks related to food safety.

The supply chain of growing, packaging and transporting food from producers to retailers requires sourcing from different suppliers worldwide. Although our food safety policy covers the complete supply chain, from farm and production level to our own operations, we may still face food safety problems, including disruptions to our supply chain caused by food-borne illnesses, or injuries caused by food tampering or poor sanitary conditions. Instances of food safety problems, real or perceived, whether at our food retail stores or our foodservice facilities or those of our competitors, could adversely affect the price and availability of the affected food product and cause customers to shift their preferences and may also result in product liability claims and negative publicity about us or the food industry in general, which could adversely affect our sales and our results of operations.

Our business is subject to environmental liability risks and regulations.

Our businesses are governed by environmental laws and regulations in all the countries where we do business. These laws and regulations also govern the discharge, storage, handling and disposal of hazardous or toxic substances. If stricter laws are passed or applicable environmental laws are more strictly enforced, we may incur additional expenditures. Our failure to comply with any environmental, health or safety requirements, or any increase in the cost of such compliance, could have a material adverse effect on our financial position, results of operations and liquidity.

Ahold is a Dutch company and a foreign private issuer and compared to a U.S. domestic issuer we are subject to different principles of law, different disclosure standards and different corporate governance standards that may limit the rights of shareholders, the information available to holders of our ADRs and the transparency and independence of our Company.

As a consequence of our incorporation in the Netherlands, our corporate affairs are governed by Dutch corporate law. Principles of Dutch law relating to certain matters, including the fiduciary duties of management and the rights of shareholders, may differ from those that would apply if we were incorporated in a jurisdiction within the U.S. As a foreign private issuer, although we are subject to the periodic reporting requirements under the Exchange Act, the disclosure required of foreign private issuers under the Exchange Act is more limited than disclosure required of U.S. domestic issuers. As a result, there may be less publicly available information about us than is regularly published by or about other public companies in the U.S. and such information may be made available later than that of U.S. domestic issuers. As a foreign private issuer, we are also exempt from some of the corporate governance requirements of the NYSE that are applicable to U.S. domestic companies listed on the NYSE. For more information related to the corporate governance requirements that apply to Ahold, see “Corporate governance” in this annual report. In addition, certain of the SEC’s rules implementing the Sarbanes-Oxley Act provide foreign private issuers with longer compliance transition periods.

AHOLD ANNUAL REPORT 2005	45

Business overview

BUSINESS SEGMENTS

Our principal business is the operation through subsidiaries and joint ventures of food retail trade stores and foodservice activities in the U.S. and Europe. Our retail business accounted for approximately 67% of our consolidated net sales in 2005.

Our operations in the U.S. represented approximately 74% of our consolidated net sales in 2005. In addition to our principal activities, some subsidiaries finance, develop and manage store sites and shopping centers primarily to support our retail operations. For a list of our significant subsidiaries, see the information in Note 38 to our consolidated financial statements included in this annual report.

FOOD RETAIL BUSINESS

We have organized most of our food retail business into arenas, which operate supermarkets under local brand names. In addition, Schuitema N.V., which is a consolidated subsidiary, is part of our food retail business in the Netherlands. Our retail sales consist of retail chain consumer sales, sales to franchise stores and sales to associated stores. Franchise stores typically operate under the same format as, and are not distinguishable from, Ahold-operated stores. Franchisees generally purchase merchandise from us, pay a franchise fee and receive various support services, including management support and training, marketing support and administrative assistance. Operators of associated stores generally pay us fees but operate as independent retailers and may use various store formats. These stores also have more flexibility in terms of product lines and pricing, but we provide them with support services. Our retail business generally experiences an increase in net sales in the fourth quarter of each year, primarily as a result of the holiday season.

Stop & Shop/Giant-Landover Arena

This arena, headquartered in Quincy, Massachusetts, is comprised primarily of the following entities:

•	The Stop & Shop Supermarket Company LLC (“Stop & Shop”), acquired in 1996, which has a market area consisting of Massachusetts, Connecticut, Rhode Island, New Jersey, New York and New Hampshire.
•	Giant of Maryland LLC (“Giant-Landover”), acquired in 1998, which has a market area consisting of Maryland, Virginia, Delaware and the District of Columbia.
•	Peapod, LLC (“Peapod”), acquired in 2000-2001, which provides an Internet-based home shopping and grocery delivery service as an integrated service of the Stop & Shop/Giant-Landover Arena, along with service to the metropolitan areas of Chicago, Illinois and Milwaukee, Wisconsin.

This arena operated the following retail locations as of January 1, 2006:

	Square meters [1]	Stores
Stop & Shop supermarkets	800 - 4,600	69
Stop & Shop superstores	2,200 - 5,300	307
Giant-Landover supermarkets[2]	1,000 - 4,700	187
Stand-alone pharmacies	150 - 1,800	10
Total [3,4]		573

1	The property data is presented in square meters, which may be converted to square feet by multiplying the number of square meters by 10.75.
2	Giant-Landover also operates in Delaware under the name “Super G” to distinguish itself from Giant-Carlisle.
3	This does not include 163 retail locations subleased to third parties.
4	Of these stores, 36% were subject to finance leases, 42% were subject to operating leases and 22% were owned.

This arena also operated the following other properties as of January 1, 2006:

Number of properties [1]
Warehouses / distribution centers / production facilities [2]	25
Offices [3]	14
Properties held for future development or sale / not in use [4]	50
Properties under construction / development	91
Residential properties [5]	12
Total [6,7]	192

1	This includes facilities related to Peapod, Ahold Information Services (develops technology solutions and operated data processing centers for our U.S. operations), American Sales Company, The MollyAnna Company and properties held by Ahold Lease USA, Inc.
2	This includes two distribution centers that the arena sold in January and a dairy processing plant, which was sold in March 2006. This does not include 15 warerooms operated by Peapod within existing Stop & Shop store locations.
3	This includes the former Giant-Landover headquarters, which was underutilized as a result of the integration with Stop & Shop and which has been agreed to be sold during the first half of 2006.
4	These properties were not yet fully utilized as of January 1, 2006. The other properties in this table are fully utilized and have adequate capacity for our current foreseeable needs.
5	This includes eleven apartments and dormitory buildings that were rented or otherwise made available to the arena’s employees and officers at applicable market rent rates or on other comparable market terms to provide temporary living quarters in a cost-effective manner. The remaining apartment was rented or available to be rented to third parties at market rent rates.
6	Of these properties, 6% were subleased to third parties.
7	Of these properties, 2% were subject to finance leases, 30% were subject to operating leases and 68% were owned.

Giant-Carlisle/Tops Arena

This arena, headquartered in Carlisle, Pennsylvania, is comprised primarily of the following entities:

•	Giant Food Stores, LLC (“Giant-Carlisle”), acquired in 1981, which has a market area consisting of Pennsylvania, Maryland, Virginia and West Virginia.
•	Tops Markets, LLC (“Tops”), acquired in 1991, which has a market area consisting of northern New York, northeast Ohio and northern Pennsylvania.

This arena operated the following retail locations as of January 1, 2006:

	Square meters [1]	Stores
Giant-Carlisle [2]	1,580 - 5,590	123
Tops [3]	510 - 6,880	139
Total [4,5]		262

1	The property data is presented in square meters, which may be converted to square feet by multiplying the number of square meters by 10.75.
2	Referred to as Giant-Carlisle to distinguish itself from Giant-Landover.
3	This does not include five franchise stores supplied by Tops.
4	This does not include four stores subleased to franchisees, 34 stores subleased to third parties and 17 stores not in use.
5	Of these stores, 57% were subject to finance leases, 27% were subject to operating leases and 16% were owned.

This arena also operated the following other properties as of January 1, 2006:

Number of properties
Warehouses / distribution centers / production facilities	2

Offices	9

Properties held for future development or sale / not in use [1]	27

Properties under construction / development	9

Residential properties	–
Total [2]	47

1	These properties were not fully utilized as of January 1, 2006. Suitable dispositions are currently being sought. The other properties in this table are fully utilized and have adequate capacity for our current foreseeable needs.
2	Of these properties, 11% were subject to finance leases, 23% were subject to operating leases and 66% were owned.

Albert Heijn Arena

This arena, headquartered in Zaandam, the Netherlands, is comprised primarily of the following entities:

•	Albert Heijn B.V. (“Albert Heijn”), established in 1887, which operates food retail stores and has a market area consisting of the Netherlands. Albert Heijn also operates Albert, which provides an Internet-based home shopping and grocery delivery service as an integrated service of the Albert Heijn Arena.
•	Gall & Gall B.V. (“Gall & Gall”), acquired in 1974, which operates wine and liquor stores and has a market area consisting of the Netherlands.
•	Etos B.V. (“Etos”), acquired in 1974, which operates stores specializing in health and beauty care and, in certain stores, prescription drugs and has a market area consisting of the Netherlands.
•	Ahold Coffee Company B.V. (“ACC”), acquired in 1971, which supplies coffee mainly to Ahold’s subsidiaries.

AHOLD ANNUAL REPORT 2005	47

> Business overview

This arena operated the following retail locations as of January 1, 2006:

	Square meters [1]	Stores
Albert Heijn [2]	100 - 4,000	499
Gall & Gall [3]	35 - 450	294
Etos [4]	35 - 850	201
Total [5,6]		994

1	The property data is presented in square meters, which may be converted to square feet by multiplying the number of square meters by 10.75.
2	This does not include 210 franchise stores supplied by Albert Heijn.
3	This does not include 213 franchise stores supplied by Gall & Gall.
4	This does not include 234 franchise stores supplied by Etos.
5	This does not include 440 stores subleased to franchisees, 282 stores subleased to third parties and 69 stores not in use.
6	Of these stores 85% were subject to operating leases and 15% were owned.

This arena also operated the following other properties as of January 1, 2006:

Number of properties

Warehouses / distribution centers / production facilities	20

Offices	26

Properties held for future development or sale / not in use [1]	53

Properties under construction / development	–
Residential properties [2]	167
Total [3,4]	266

1	These properties were not fully utilized as of January 1, 2006. Suitable dispositions are currently being sought. The other properties in this table are fully utilized and have adequate capacity for our current foreseeable needs.
2	This includes ten apartments which were rented to our employees at applicable market rent rates. The remaining apartments were rented, or were available to be rented, to third parties at market rent rates.
3	Of these properties, 75% were subleased to franchisees or third parties.
4	Of these properties, 1% were subject to finance leases, 26% were subject to operating leases and 73% were owned.

Central Europe Arena

This arena, headquartered in Prague, the Czech Republic, is comprised primarily of the following entities:

•	Ahold Czech Republic, a.s. (“Ahold Czech Republic”), established in 1991, which has a market area consisting of the Czech Republic.
•	Ahold Polska Sp. z o.o. (“Ahold Polska”), established as a joint venture in 1995 and acquired fully in 1999, which has a market area consisting of Poland.
•	Ahold Retail Slovakia, k.s. (“Ahold Slovakia”), established in 2001, which has a market area consisting of Slovakia.

This arena operated supermarkets under the name “Albert” and hypermarkets and compact hypermarkets under the name “Hypernova,” operating the following retail locations as of December 31, 2005:

	Square meters [1]	Stores
Ahold Czech Republic	100 - 9,700	292
Ahold Polska [2]	300 - 4,300	183
Ahold Slovakia	750 - 10,000	24
Total [3,4]		499

1	The property data is presented in square meters, which may be converted to square feet by multiplying the number of square meters by 10.75.
2	This does not include three franchise stores supplied by Ahold Polska.
3	This does not include 15 stores subleased to third parties.
4	Of these stores, 14% were subject to finance leases, 63% were subject to operating leases and 23% were owned.

This arena also operated the following other properties as of January 1, 2006:

Number of properties
Warehouses / distribution centers / production facilities	8

Offices	7

Properties held for future development or sale / not in use [1,2]	22

Properties under construction	–

Residential properties	–
Total [3,4]	37

1	These properties were not fully utilized as of January 1, 2006. Suitable dispositions are currently being sought. The other properties in this table are fully utilized and have adequate capacity for our current foreseeable needs.
2	This includes three shopping centers that the Central Europe Arena sold in March 2006.
3	Of these properties, 3% were subleased to franchisees or third parties.
4	Of these properties, 3% were subject to finance leases, 54% were subject to operating leases and 43% were owned.

Schuitema

Ahold acquired a 73.2% interest in Schuitema N.V. (“Schuitema”) in 1988. Schuitema, headquartered in Amersfoort, the Netherlands, is a consolidated subsidiary which is a retail and wholesale company that owns and operates supermarkets and also provides retail support services to independent retailers and associated stores operating under the trade name “C1000.” Schuitema has a market area consisting of the Netherlands.

Schuitema operated the following retail locations as of January 1, 2006:

	Square meters [1]	Stores
Schuitema [2]	550 - 4,000	105
Total		105

1	The property data is presented in square meters, which may be converted to square feet by multiplying the number of square meters by 10.75.
2	This does not include 357 associated stores.

FOODSERVICE BUSINESS

U.S. Foodservice

U.S. Foodservice, headquartered in Columbia, Maryland, is the second-largest broadline foodservice distributor in the U.S. based on 2005 net sales. U.S. Foodservice provides its products and services to approximately 250,000 customers. We estimate the total foodservice market in the U.S. at approximately USD 160 billion per year in sales. This is a widespread and fragmented market with numerous smaller distributors on a local and regional level, as well as a limited number of national foodservice distributors. U.S. Foodservice’s operations cover a geographic area in which over 95% of the U.S. population resides.

U.S. Foodservice, acquired in 2000, focuses on supplying food and related products to:

•	“Broadline” customers, which includes independent restaurants, healthcare providers, hospitality customers, governmental entities, educational institutions and other foodservice customers.
•	“Multi-Unit” customers, which includes primarily national and regional casual dining and quick service restaurant chains.

No single customer accounted for more than 10% of U.S. Foodservice’s net sales in 2005.

U.S. Foodservice operated the following properties as of January 1, 2006:

Number of properties

Warehouses / distribution centers / production facilities	126

Offices / retail space	39

Properties held for future development or sale / not in use [1]	13
Properties subleased to third parties [2]	13

Other	1
Total [3]	192

1	These properties were not fully utilized as of January 1, 2006. Suitable dispositions are currently being sought. The other properties in this table are fully utilized and have adequate capacity for our current foreseeable needs.
2	Of these properties, 38% related to warehouses / distribution centers / production facilities and 62% related to offices / retail space.
3	Of these properties, 2% were subject to finance leases, 54% were subject to operating leases and 44% were owned.

GROUP SUPPORT OFFICE

Our Group Support Office activities are primarily comprised of the following functions:

•	Ahold Group Support Office, which is our corporate headquarters in Amsterdam, the Netherlands and which has offices in Braintree, Massachusetts.
•	Ahold Finance Group (Suisse), located in Geneva, Switzerland, which primarily provides our treasury operations and related controlling and corporate functions.

The Group Support Office activities operated the following properties as of January 1, 2006:

Number of properties
Offices [1,2]	4
Total [3]	4

1	The three corporate offices located in the Netherlands, Switzerland and the U.S. These properties are fully utilized and have adequate capacity for our current foreseeable needs.
2	This includes one distribution center/production facility which was transferred to our Albert Heijn Arena in January 2006.
3	Of these properties, 75% were subject to operating leases and 25% were owned.

AHOLD ANNUAL REPORT 2005	49

> Business overview

JOINT VENTURES AND ASSOCIATES

In addition to our consolidated subsidiaries, we also have interests in food retail and foodservice operations through our investments in joint ventures and associates. Our share in income of joint ventures and associates is included in our consolidated statements of operations. As of January 1, 2006, we had interests in two significant entities that we accounted for as unconsolidated joint ventures and associates: ICA AB and Jerónimo Martins Retail.

ICA AB

In April 2000, we acquired a 50% partnership interest in ICA AB (“ICA”), which in turn owns the ICA group. In November 2004, we increased our interest in ICA to 60%. The other 40% interest in ICA is held by Hakon Invest AB, a Swedish company listed on the Stockholm Stock Exchange. Under our shareholders agreement with Hakon Invest AB, our 60% shareholding interest in ICA does not entitle us to unilateral decision making authority over ICA, because the agreement provides that strategic, financial and operational decisions will be made only on the basis of mutual consent.

ICA is an integrated food retail and wholesale group, headquartered in Stockholm, Sweden. As of December 31, 2005, ICA served over 2,500 retailer-owned and company-operated supermarkets, neighborhood stores, hypermarkets and discount stores in Sweden, Norway and, through a joint venture, in the Baltic states. ICA also provides consumer financial services in Sweden through its bank.

ICA is comprised primarily of the following entities:

•	ICA Sverige AB (“ICA Sverige”), which is a wholesaler supplying retailer-owned stores and a limited number of company-operated stores under the “ICA” brand name in Sweden.
•	ICA Norge AS (“ICA Norge”), which operates company-owned stores and supplies both franchise and associated stores under the “ICA” and “RIMI” brand names in Norway.
•	ICA Meny AB (“ICA Meny”), which is a food supplier to restaurants, the catering sector and convenience stores in Sweden and in Norway. On February 22, 2006, ICA announced its intention to sell ICA Meny.
•	ICA Banken AB (“ICA Banken”), which is a bank that provides limited consumer financial services in Sweden.
•	Etos AB (“Etos”), which operates stores that sell health and beauty care products in Sweden, mainly in the Stockholm area.

ICA has two 50/50 joint ventures:

•	Rimi Baltic AB (“Rimi Baltic”), which is a joint venture with Kesko Livs Ab that operates discount stores, supermarkets and hypermarkets in Latvia, Estonia and Lithuania under various brand names.
•	Netto Marknad AB (“Netto”), which is a joint venture with Dansk Supermarked that operates discount stores in Sweden under the brand name “Netto.”

ICA operated the following retail locations as of December 31, 2005:

	Square meters [1]	Stores
ICA Sverige [2,3]	500 - 7,000	70
ICA Norge [4]	350 - 4,000	258
Total [5,6]		328

1	The property data is presented in square meters, which may be converted to square feet by multiplying the number of square meters by 10.75.
2	This does not include 1,355 associated stores supplied by ICA Sverige.
3	This does include eight Etos stores.
4	This does not include 147 associated stores and 489 franchise stores supplied by ICA Norge.
5	The relationship between the independent retailers and ICA is governed by various types of agreements, under which the retailer pays a specific fee and/or a fixed premium to the purchase price. In exchange, ICA provides the retailers with services, including, among others, marketing, format development and supply of goods. In addition, in some cases, the ICA group owns or has rights to the store locations, which it leases to the retailer.
6	This does not include the stores from ICA’s two joint ventures. Rimi Baltic operates over 170 stores and Netto over 70 stores.

JMR

In 1992, we became a 49% partner in Jerónimo Martins Retail (“JMR”) with Gestão de Empresas de Retalho, SGPS, S.A. JMR, headquartered in Lisbon, Portugal, owns Pingo Doce, a major supermarket chain, and the Feira Nova hypermarket chain, both in Portugal. Under the terms of our shareholders’ agreement, we share equal voting power in JMR with Gestão de Empresas de Retalho, SGPS, S.A.

JMR operated the following retail locations as of December 31, 2005:

	Square meters [1]	Stores
Pingo Doce [2]	240 - 2,000	192
Feira Nova	1,230 - 10,040	29
Recheio Cash & Carry [3]	525 - 2,900	2
Total		223

1	The property data is presented in square meters, which may be converted to square feet by multiplying the number of square meters by 10.75.
2	This includes 13 stores operated by Lidosol which is owned by Funchalgest, SGPS, S.A, the latter a 50/50 joint venture between JMR, Gestão de Empresas de Retalho, SGPS, S.A. and Recheio Cash & Carry S.A.
3	Both Recheio Cash & Carry stores were operated through the Funchalgest joint venture.

SOURCES OF SUPPLIES

Our food retail and foodservice businesses purchase from over 10,000 independent sources and our businesses are not dependent on any individual supplier or supply contract. Our purchases fall into one of two categories: for-resale purchases and not-for-resale purchases. For-resale purchases are those where the products purchased are intended for resale to our customers. Not-for-resale purchases are those where the products and services purchased are not intended for resale to our customers. For-resale purchases make up the majority of our purchases. The for-resale sources of supply consist generally of corporations selling brand name, A-brand and private brand products, independent private brand suppliers and perishable goods vendors. Products are purchased at multiple levels within our organization, including at local operating companies and regional and continental (U.S. and European) purchasing organizations. We have been able to organize most of the retail purchasing at a regional and continental level.

ENVIRONMENTAL MATTERS

Our operations are governed by environmental laws and regulations in the countries in which we have operations, including those concerning the discharge, storage, handling and disposal of hazardous or toxic substances. We believe that we possess all of the material permits required for the conduct of our operations and that our current operations are in material compliance with all applicable environmental laws and regulations.

We use hazardous substances and generate hazardous wastes in some of our operations. Under the U.S. Federal Comprehensive Environmental Responsibility, Compensation and Liability Act (“CERCLA”) and similar state laws, generators of hazardous wastes may be jointly and severally liable for the clean-up of releases of hazardous wastes from the facilities to which the generator sent those wastes for disposal. However, we are not aware of any asserted or threatened claims against us relating to any such offsite disposal location.

Clean-up of hazardous substances or petroleum releases to soil or groundwater is taking place at certain of our facilities. At other of our facilities, studies have shown that soil and groundwater have been impacted by gasoline or petroleum constituents. The relevant regulatory agencies have, however, not required remediation at those sites. In addition, certain of our facilities are located on premises that are currently or were formerly gasoline stations or other industrial sites at which contamination from prior operations may be located, but there have been no environmental investigations to determine the condition of those sites. Having reviewed the applicable law, the terms of indemnification agreements with the previous operators of the facilities or the terms of our leases with the property owners or our tenants, we believe that some of the clean-up costs associated with the facilities described in this paragraph will be allocated to prior owners or operators of those facilities or to the current owners or tenants of the properties upon which the facilities are located. We do not believe that any clean-up costs associated with those facilities that are allocated to us will materially impact our financial position.

GOVERNMENT REGULATION

U.S. regulations

As a marketer and distributor of food products in the U.S., we are subject to regulation by numerous federal, state and local regulatory agencies. At the federal level, we are subject to the Federal Food, Drug and Cosmetic Act, the Bioterrorism Act and regulations promulgated by the U.S. Food and Drug Administration (the “FDA”). The FDA regulates manufacturing and holding requirements for foods, over-the-counter drug products and pharmaceuticals, specifies the standards of identity for certain foods and prescribes the format and content of certain information required to appear on food product labels.

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

AHOLD ANNUAL REPORT 2005	51

> Business overview

products and the grading and commercial acceptance of produce shipments from our vendors.

Money order and wire transfer services offered by our stores are subject to regulations promulgated under the USA PATRIOT Act, which is administered by the U.S. Department of the Treasury. Our lottery, alcohol and tobacco sales and operations are regulated at the federal and state level.

We and our products are also subject to state and local regulation through such measures as the licensing of our facilities, enforcement by state and local health agencies of state and local standards for our products and facilities and regulation of our trade practices in connection with the sale of our products. Our advertising, weights and measures of products, as well as other marketing, labeling and consumer protection issues, are regulated by state agencies and state attorney general offices, which have jurisdiction over state consumer protection statutes and antitrust statutes.

Our pharmacy operations are subject to federal, state and local regulations and licensing, including state pharmacy boards, Medicaid and Medicare reimbursement regulations and third-party insurance regulations, as well as the Health Insurance Portability and Accountability Act and regulations promulgated by the U.S. Department of Health & Human Services. Our premises are generally inspected at least annually by federal and/or state authorities. These facilities are also subject to inspections and regulations issued pursuant to the Occupational Safety and Health Act by the U.S. Department of Labor, which require us to comply with certain manufacturing, health and safety standards to protect our employees from accidents and to establish hazard communication programs to transmit information about the hazards of certain chemicals present in certain products we distribute.

We are also subject to regulation by numerous federal, state and local regulatory agencies. Our store operations and real estate operations are subject to zoning, environmental and building regulations, as well as laws that prohibit discrimination in employment on the basis of disability, including the Americans with Disabilities Act, and other laws relating to accessibility and the removal of barriers. Our workers’ compensation and workers’ compensation self-insurance are subject to regulation by state regulatory agencies. In addition, our captive insurance company, The MollyAnna Company (“MollyAnna”), which insures our operating companies for losses relating to self-insurance, is regulated by the Insurance Division of the State of Vermont. Because our securities are publicly traded in the U.S., we are also subject to the rules and regulations promulgated by the SEC, including those promulgated under the Sarbanes-Oxley Act. In addition, we are subject to the provisions of the U.S. Foreign Corrupt Practices Act relating to the maintenance of books and records and antibribery.

Dutch regulations

As in other jurisdictions, we are subject to various legislative provisions in the Netherlands relating to our products, facilities, health and safety of our employees, antitrust matters, privacy matters, our relationship with franchisees, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and vendors, among others.

We are subject to Dutch zoning regulations, which restrict retailers from opening large retail outlets just outside of towns or in rural areas in order to protect retailers in town centers, thereby preserving the traditional retail structure in these towns. Similar regulations apply in certain other European countries in which we have operations.

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

Regulations in other jurisdictions

We operate our business in the U.S and in a number of countries in Europe and accordingly, are subject to a wide variety of national and EU laws and regulations governing standards for our products and facilities, health and safety of our employees, currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and vendors, among others. Within the EU, our business is also subject to and restricted by EU rules, including directives and regulations. To the extent these rules have “direct effect,” they must be applied by the authorities of the member states even if they have not yet been implemented in national law.

EU regulations set minimum standards that must be applied by all EU member states. In many cases, the authorities of the member states are free to set higher standards to the extent these apply equally to all products and producers from all EU member states.

Management’s discussion & analysis

OVERVIEW

This section provides a discussion of matters we consider important for an understanding of our results of operations, financial position and liquidity as of and for our two most recent financial years.

In this section we will discuss in particular the following:

•	significant factors affecting our results of operations and financial position;
•	our results of operations on a consolidated basis and then on a business segment basis;
•	our liquidity and capital resources;
•	our contractual obligations;
•	our off-balance sheet arrangements;
•	our critical accounting policies and estimates;
•	future accounting changes; and
•	our risk management and use of financial instruments and derivatives.

We are an international group of food retail and foodservice companies that operate in the U.S. and Europe.

The following charts set forth information regarding our consolidated net sales by business area and by geographical area for 2005:

The following market factors and trends affect us and our competitors in the markets where we operate:

•	Increased labor expense. The rate of increase for health care, pension and insurance costs in the U.S. is outpacing the rate of growth of food retail and foodservice industry sales.
•	Competition. The food retail industry in the U.S. and Europe remained extremely competitive in 2005. Promotional activity by traditional supermarket competitors remained at high levels throughout the year while competition with alternative retail formats continued to intensify in our markets. The food retail industry has relatively low profit margins in general. Increased price competition is putting additional pressure on already low profit margins. Conventional supermarkets are experiencing erosion of their markets because of customers shifting to alternative retail formats, natural and organic food, “food-away-from-home” and, in the U.S., fewer customer visits per year and lower average sales per transaction. The foodservice industry in the U.S. is also competitive, as competitors continue to make significant investments in improving operating efficiencies. We expect that these markets will continue to be competitive.
•	Foodservice industry growth. The foodservice market in the U.S. continues to experience a positive growth trend as consumer food purchases continue to shift toward “food-away-from-home.” Foodservice industry growth, however, is skewed toward growth in the less profitable multi-unit customer segment.
•	Pressure on foodservice profit margins. The rapid fluctuation of costs for foodservice resale products impacts profit margins when those fluctuations cannot be passed along to customers on a timely basis. In addition, increased pressure on pricing will continue from large customers and cooperative buying groups based upon their purchasing volume.
•

Transportation cost increases. Profit margins and operating expenses are being pressured by increases in transportation costs, reflecting high fuel prices and increases in energy costs that exceed the rate of food price inflation. The increase in fuel costs has also eroded

AHOLD ANNUAL REPORT 2005	53

> Management’s discussion & analysis

the purchasing power of consumers which has had a negative impact on sales of food.

SIGNIFICANT FACTORS AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL POSITION

Our results of operations and financial position have been impacted by the following significant factors relating specifically to our Company:

The agreements to settle the securities class action and litigation with the VEB

In November 2005, we entered into an agreement to settle the securities class action suits (the “Securities Class Action”) arising out of the events announced on February 24, 2003. Under the terms of the agreement, the lead plaintiffs agree to settle all claims against Ahold for the sum of USD 1.1 billion (EUR 937 million). This amount includes USD 9 million (EUR 8 million) as compensation to the VEB for facilitating the global settlement. The settlement covers Ahold, its subsidiaries and affiliates, the individual defendants and the underwriters. As a result of the settlement, we recorded a charge in operating income in 2005 of EUR 803 million, which includes insurance proceeds.

In January 2006, the U.S. District Court for the District of Maryland granted preliminary approval of our agreement with the lead plaintiffs to settle the Securities Class Action. The court also granted certification of the settlement class. The settlement is conditioned on final approval of the same court. With this settlement we have dealt with the last outstanding material litigation with significant financial exposure arising out of the events of 2003.

We also reached an agreement to settle the litigation with the VEB, pursuant to which VEB has terminated certain legal proceedings relating to our annual financial statements for the years 1998 through 2002.

For a further discussion of these settlements, see Note 35 to our consolidated financial statements included in this annual report.

The events of 2003

In our 2002 annual report, we restated our financial position and results of operations for 2001 and 2000 as a result of the events we announced on February 24, 2003. In response to these events, governmental and regulatory authorities initiated civil and criminal investigations into Ahold and some of our subsidiaries and former officers. Numerous civil lawsuits and legal proceedings also were filed in the U.S. and in the Netherlands naming Ahold and certain of our current and former directors, officers and employees as defendants. For a further discussion of these investigations, legal proceedings and related settlement agreements, see Note 35 to our consolidated financial statements included in this annual report.

Additional factors affecting our results of operations and financial position

The additional week in 2004 also had a significant impact on our results of operations in 2005. Our 2005 results compared to 2004 were negatively affected by the fact that 2004 on a consolidated basis and for many of our operations consisted of 53 weeks, while 2005 consisted of 52 weeks. This is not applicable for Ahold’s operations in the Central Europe Arena and the joint ventures and associates. The financial year for these entities corresponds to the calendar year. For a discussion of our financial years, including year-end dates, see “General information” in this annual report. For a reconciliation of net sales excluding week 53 of 2004, see “Reconciliation of non-GAAP financial measures” below. Our retail business generally experiences an increase in net sales in the fourth quarter of each year (which in 2004 included week 53), primarily as a result of the holiday season.

The following discussions include “forward-looking statements” that involve risks and uncertainties that are discussed more fully in “Risk factors” and “Forward-looking statements notice.” Actual results could differ materially from future results expressed or implied by the forward-looking statements.

ROAD TO RECOVERY 2003 – 2005

In 2003, we announced a three-year financing plan and strategy to restore the value of our Company. The plan and strategy focused on four key areas: (1) restoring our financial health; (2) re-engineering our retail business; (3) recovering the value of U.S. Foodservice; and (4) reinforcing accountability, controls and corporate governance.

Restoring our financial health

Since November 2003, we have taken numerous steps to strengthen our financial position and flexibility. We raised approximately EUR 2.9 billion in net equity proceeds, reduced gross debt by approximately EUR 5.8 billion, negotiated a new, unsecured syndicated EUR 2 billion credit facility with more favorable terms and conditions than the prior facility, completed divestments for cash consideration and assumed debt totaling EUR 3.1 billion. As a result of our efforts, we have improved our liquidity, strengthened our balance sheet and better positioned ourselves for the future by divesting non-core and under-performing assets.

Our overall financial recovery is on track. We closed 2005 with EUR 2.2 billion of total cash balances and we reduced gross debt by 22.7% (EUR 2.3 billion) during 2005. The lower average outstanding debt balances, lower average cost of debt and lower banking fees contributed to lower net interest expense in 2005 than 2004. Our financial health is steadily improving and we remain committed to meeting what we understand to be the criteria for investment grade rating from the two applicable rating agencies.

Improved liquidity and stronger balance sheet

The lower average outstanding debt balances, lower average cost of debt and lower banking fees contributed to lower net interest expense in 2005 than 2004. In June 2005, Ahold Finance USA redeemed its EUR 1.5 billion notes.

In October 2005, we successfully closed solicitations to sell selected outstanding notes of Ahold which decreased our indebtedness by approximately EUR 1 billion equivalent, which will further reduce our annualized net interest expense going forward. We also made a voluntary funding of EUR 236 million to our pension program in the U.S. These transactions all utilized available cash balances. Our improved liquidity position and stronger balance sheet enabled us in February 2005 to terminate our three-year revolving December 2003 credit facility (the “December 2003 Credit Facility”). In May 2005, Ahold signed a new five-year EUR 2 billion unsecured syndicated multi-currency credit facility (the “May 2005 Credit Facility”) with a syndicate of banks having more favorable terms and conditions than the December 2003 Credit Facility. The new credit facility is intended to be used for general corporate purposes and for the issuance of letters of credit and remained undrawn except for EUR 588 million (USD 696 million) utilized for letters of credit at the end of 2005. For further details and information, see Note 26 to our consolidated financial statements included in this annual report and “Liquidity and capital resources - Assessment of liquidity and capital resources.”

Divestment program

In 2003, we announced our intention to generate at least EUR 2.5 billion of gross proceeds by divesting non-core businesses and under-performing assets by the end of 2005. For these purposes, “gross proceeds” means cash consideration and assumed debt. We have succeeded in our mission and by the end of 2005, the aggregate gross proceeds from the divestments amounted to EUR 3.1 billion. Of this amount, EUR 1.6 billion was generated in 2005, EUR 1.1 billion in 2004 and EUR 0.4 billion in 2003 resulting in net cash from the divestment of consolidated subsidiaries of EUR 1,058 million in 2005, EUR 978 million in 2004 and EUR 284 million in 2003. We applied the cash received from our divestments to reduce indebtedness and, in January 2006, to pay litigation claims. The tables below summarize the status of our divestment program through January 1, 2006.

Gross proceeds from divestment program 2003 through January 1, 2006:

Euros in millions	Gross proceeds
U.S.
Golden Gallon [2]	157
BI-LO and Bruno’s [1,2]	822

Europe
Ahold Supermercados, Spain	633
Deli XL, the Netherlands	139

South America
Bompreço, Hipercard, Brazil [2]	410
Disco S.A., Argentina [2,3]	198

Central America
CARHCO [2]	266
Other Divestment Activities [2]	474
Total	3,099

1	The gross proceeds from the divestment of BI-LO and Bruno’s exclude contingent payments of approximately USD 100 million that we may receive. As of March 28, 2006, we have received approximately USD 69 million.
2	The amount was converted from USD (the transaction currency) to EUR using the exchange rate in effect when the transaction closed.
3	The gross proceeds from the divestment of Disco represents the final purchase amount that we received from escrow for the approximately 85% of the shares of Disco that we had transferred to Disco as of November 1, 2004. Pending the transfer of the remaining 15% stake, we do not have any voting power in Disco.

We incurred a gain on divestments of EUR 172 million in 2005 and a gain on divestments of EUR 238 million in 2004. For additional information, see Note 12 to our consolidated financial statements included in this annual report. Our divestments of these non-core and underperforming assets will have, in the aggregate, a positive impact on our operating income as a percentage of net sales in subsequent years.

Other divestments

Outside the scope of the divestment program discussed above, we are also in the process of disposing of assets that no longer meet our criteria for investment. These divestments form part of our ordinary business and include the divestments of U.S. Foodservice’s specialty distributor Sofco, 31 Tops stores located in eastern New York and the Adirondacks region, three shopping centers in Poland and the Czech Republic and two distribution facilities and one dairy processing plant in the U.S. For additional

AHOLD ANNUAL REPORT 2005	55

> Management’s discussion & analysis

information, see Note 12 to our consolidated financial statements included in this annual report.

Re-engineering our retail business

Arena organizational structure

We have reorganized our food retail companies into arenas to integrate back office functions and gain synergies. In this way, we can achieve economies of scale while continuing to operate using local brands, pricing and product assortment. We have also reinvested in many of our stores to maintain and improve our market position.

The arena structure promotes effective management and harmonization. The arena structure also allows us to more effectively take advantage of opportunities in the areas of sourcing, information technology, supply chain, store operations and operational alignment and thereby streamlining our infrastructure. Our U.S. arenas have centralized certain common functions into integrated support service organizations. Each arena is headed by a CEO, who reports directly to the Ahold President and CEO.

Retail portfolio strategy

Our strategy for our food retail business is to focus on format, location and competitive position. We are focused on the supermarket format in Europe and the U.S. Our objective for our companies is for them to have or to be capable of achieving a sustainable and profitable number one or number two position in their respective markets within three to five years. If we own assets that do not fit our criteria for store format, geographic region, market position, profitability and adequate returns on capital invested, our strategy has been to evaluate divestment opportunities. Following the completion of our divestment program, our retail portfolio strategy is focused on integration and concentrated, smaller “add-on” or “fill-in” acquisitions.

On August 1, 2005 we announced our plans to grow our business in key markets through selective acquisitions. On the same day we announced the acquisition of up to 67 stores from Julius Meinl a.s. in the Czech Republic. As of March 28, 2006, we have acquired 59 of these stores.

Improving our competitive position

In November 2003, we launched a program of strategic business cost saving initiatives aimed at improving our competitiveness. These initiatives are expected to lower costs related to sourcing, information technology, supply chain and store operations. Our arenas and operating companies share responsibility for the initiatives together with our Business Support Office (the “BSO”). The BSO, which was established in connection with the launch of the cost savings program in 2003, facilitates the development of the various initiatives.

Through these initiatives, our goal is to achieve aggregate gross cost savings of approximately EUR 650 million by the end of 2006. We plan to reinvest a portion of these cost savings in strengthening our value and service proposition. We have incurred and will continue to incur significant one-time costs related to the 2003 cost savings program.

Recovering the value of U.S. Foodservice

We introduced a three-step program in 2003 to restore the value of U.S. Foodservice as part of our Road to Recovery strategy. The three steps are: (1) improving internal controls and corporate governance; (2) restoring profitability and cash flow; and (3) pursuing profitable sales growth. We have already made significant progress and have implemented a number of initiatives and changes at U.S. Foodservice to clarify accountability, improve our internal controls and strengthen our corporate governance. In 2004 we implemented a comprehensive plan focusing on organizational improvements, procurement enhancements, operational and system improvements at U.S. Foodservice in order to restore profitability and cash flow. In 2005, U.S. Foodservice continued to execute these initiatives which resulted in improved operating income, and in November of the same year announced a new long-term strategy, which is discussed below under “Overview of our U.S. Foodservice strategy.”

Reinforcing accountability, controls and corporate governance

As part of our Road to Recovery strategy, we have implemented numerous initiatives and changes to clarify accountability, improve our internal controls and strengthen our corporate governance. We have concluded that as of the end of the period covered by this annual report, the two material weaknesses reported in our 2004 annual report no longer exist. For additional information, see “Corporate governance” and “Internal control” above.

2006 AND ONWARD

Overview of our retail strategy

We have defined a growth strategy for 2006 and onwards based on core values that our operating companies share and core capabilities that we are improving. Our core values are rooted in Ahold’s heritage and reflect our ambitions for the future. Increasing the focus on our core capabilities will help us build upon what we do best and differentiate us from the competition.

Our business model

The strategies of our companies are based on one shared business model. It is designed to enable our group of companies to apply relentless efficiency and simplicity to everything we do. By working as one team we benefit from group synergies and innovation that serve to further reduce costs. Improving our efficiencies and lowering our cost base enable us to invest in providing our customers better value for money and an easier shopping experience.

The intention is to drive our sales volumes. We generate cash that can be invested in new stores, new stores and innovation. The cash we generate can be used for acquisitions in both the retail and foodservice businesses to enhance our position in certain markets. The overall goal is to make our offering more appealing for customers, improve our bottom line and create value for our shareholders.

Our value repositioning programs at Albert Heijn and ICA Sverige have been successful to date, which has increased our net sales and improved our ability to compete. The value repositioning program is based on our business model of lowering costs, investing the savings in value (including price and customer offering), creating cost leverage in order to sustain our price strategy over time and thereby driving our net sales volumes to generate cash proceeds which can be invested in our business. In order to support our value repositioning programs, we are continuing our strategic business cost savings initiatives to improve competitiveness and, ultimately, net sales and profitability. These initiatives are expected to lower costs related to sourcing, information technology, supply chain and store operations.

We plan to implement an arena-wide value improvement program at both Stop & Shop and Giant-Landover. Starting in 2006, this program will be implemented over the next three years in phases applying a product category-by-category approach. This program has similar objectives to the value repositioning program that we have successfully implemented at Albert Heijn and ICA. However, the starting points and competitive environments are different and we have designed the value improvement program specifically for the region and the market of the Stop & Shop/Giant-Landover Arena to help us compete effectively with the supermarkets and alternative outlets of our competitors.

Next generation sourcing

Sourcing and category management teams have been established to support two of our core capabilities and important focus areas for increasing our competitive strength in the future. The BSO and teams from Albert Heijn, the Central Europe Arena and ICA are working together to start “Next Generation Sourcing” for selected product categories. This initiative will enable us to critically analyze the whole value chain from raw materials to our store shelves, identify cost savings and find ways to optimize the value we deliver to our customers. Strategic sourcing methods will be integrated in day-to-day sourcing and the alignment between sourcing and category management teams will be improved. In 2006, we will start the initiative by creating a common organizational platform for central sourcing of selected private label products.

General merchandise

We plan to introduce a family-focused range of homewares in the first half of 2007 in our retail arenas. This range of non-food merchandise will initially include kitchen items and glassware, but will be extended gradually to include other general merchandise categories which will accompany our existing food offering. To support this initiative, a global sourcing structure will be developed. Our ambition is to expand our general merchandise sales within a multi-year period by developing a design-driven, affordable and profitable global range of such products selected investments will be made in our store portfolio to support an attractive offering of general merchandise to our customers.

IT outsourcing agreements

In November 2005, we signed several major IT outsourcing agreements, including a five-year contract for global IT enterprise outsourcing with EDS, including applications maintenance services in the U.S. We also signed five-year agreements with Atos Origin and NCR (both covering the Albert Heijn Arena) for applications maintenance and in-store IT-support, respectively. Expected total costs during the five-year term of the outsourcing agreements is approximately EUR 467 million based on expected levels of services. Subject to termination charges, we may terminate each of the agreements by giving our outsourcing partner six months notice. Approximately 450 Ahold employees located in the U.S. and the Netherlands are expected to transition to EDS. These IT outsourcing initiatives are expected to reduce overall IT costs by streamlining our infrastructure, improve support to the arenas and facilitate our ongoing harmonization initiative across the business. The transition costs related to these initiatives will almost completely be incurred in 2006.

Category management / Learning organization

Being highly skilled in category management and understanding our customers enables us to provide them with a more targeted range and assortment with products and services in a cost-efficient and convenient way. Our retail strategy is supported by our company-wide ambition to build a learning organization that encourages knowledge exchange to leverage our expertise wherever possible.

AHOLD ANNUAL REPORT 2005	57

> Management’s discussion & analysis

Initiatives including value repositioning, optimizing the supply chain, developing new store formats and improving private label penetration are supported by the execution of our business model in our retail arenas.

In 2005, competitive and operating cost pressures in our retail markets were greater than expected and the turnaround at certain of our businesses was slower than planned. The financial targets we originally set for retail in 2003 have become increasingly challenging. Based on the retail trends we have seen so far in 2006, we expect our retail net sales growth in 2006 to be between 2.5% and 3.0% (assuming constant currency exchange rates and excluding divestments made in 2005). In addition, we expect that our retail operating margin will be between 4.0% and 4.5% in 2006. Our overall priority remains to drive net sales growth and achieve a retail operating margin of 5%.

Our capital expenditure for the food retail arenas is expected to be approximately 4% of net retail sales for 2006 with a continued focus on the Stop & Shop/Giant-Landover Arena.

OVERVIEW OF OUR U.S. FOODSERVICE STRATEGY

Pursuing profitable sales growth

In November 2005, we announced our strategic plan focused on pursuing profitable sales growth at U.S. Foodservice. The strategic plan includes the following initiatives:

Improving customer focus and organizational effectiveness by creating two separate operating companies

Starting in 2006, U.S. Foodservice was split into two separate operating companies, each of which serves a different customer segment:

•	“Broadline” that serves independent restaurants, healthcare providers, hospitality customers, governmental entities, educational institutions and other foodservice customers.
•	“Multi-Unit” that serves primarily national and regional casual dining and quick service restaurant chains.

The reorganization of U.S. Foodservice into these two operating companies is intended to drive greater focus on the specific needs of each of these different businesses and to provide stakeholders with greater transparency into U.S. Foodservice’s progress in achieving its targets. Ahold will change its segment reporting to reflect these changes in financial reporting starting in the first quarter of 2006.

Broadline strategy

The Broadline strategy is based on four core initiatives that are intended to drive a balance of top-line net sales growth, bottom-line profit improvement and operational excellence:

•	New private brands model. To accelerate the growth and increase the penetration of its private brands offered to Broadline customers, U.S. Foodservice is embracing a new business model by establishing a centralized, dedicated private brands organization. This new organization, named “Monarch Foods,” is responsible for the entire private brands value chain, including product development, sourcing, quality assurance and marketing. As part of the new private brands growth strategy, the current portfolio of over 60 private brands will be consolidated into approximately 20 strong private brands, supported by an aggressive plan for new product introductions.
•	Field sales investment. To drive profitable sales growth, U.S. Foodservice intends to increase the number of its Broadline sales representatives by 10% during the next two years with more significant increases in selected geographies. As of January 1, 2006, the number of sales representatives totaled 4,850. To increase the effectiveness of this field sales force, U.S. Foodservice is deploying new proprietary laptop-based sales tools and expanding its sales training capability, with particular focus on building field sales expertise in its private brands offering.
•	Enhancing local position in selected geographies. To further improve its scale in certain geographical areas, U.S. Foodservice consolidated a number of its Broadline divisions and has targeted the acquisition of certain smaller scale distribution organizations.
•	Operational Excellence program. U.S. Foodservice has made significant progress in improving the effectiveness and efficiency of many of its warehouse and transportation operations. As part of the U.S. Foodservice Advanced Service Technologies (“USFAST”) initiative, a system integration project, U.S. Foodservice has installed new operating support systems in approximately half of its Broadline facilities, significantly improving customer order fulfillment accuracy and service performance as well as reducing warehouse and transportation costs. U.S. Foodservice will continue to install these support systems in the remaining facilities. These systems are the backbone of the field cost reduction to support profitability. To provide a focused framework for future improvement in every aspect of business performance, U.S. Foodservice has initiated a new multi-year Operational Excellence program aimed at improving end-to-end business processes.

Multi-Unit strategy

The Multi-Unit strategy is intended to make the Multi-Unit business profitable based on the following initiatives:

•	Dedicated operating unit with focused management. Multi-Unit customers are now served by a separate business, which provides more focus on the needs of this segment.
•	Efficiency focus. The improvement in the Multi-Unit business will be driven primarily from initiatives to mitigate operating cost pressures and to drive productivity improvements. U.S. Foodservice is working with its customers to reduce overall supply chain costs by optimizing inbound and outbound distribution logistics, reducing working capital and optimizing drop size and drop frequency. As part of the USFAST initiative, U.S. Foodservice has installed new support systems at approximately half of its Multi-Unit distribution centers and will continue to install these support systems at the remaining distribution centers.
•	Operational Excellence program. The Multi-Unit business is participating in the Operational Excellence program to improve end-to-end business processes. The Multi-Unit business is also working with its customers to provide value-added services including integrated supply-chain management, non-food and equipment purchases and other services. U.S. Foodservice believes that a broader service offering is a key component of long-term success in the Multi-Unit business.

Administrative cost structure right-sizing program

U.S. Foodservice’s significant operational integration programs, executed as part of the Road to Recovery strategy, have provided the foundation upon which additional administrative cost reductions can be achieved. U.S. Foodservice is implementing a plan to reduce total administrative costs by approximately USD 100 million, with more than half of these savings to be realized in 2006 and the balance in 2007 and 2008.

As part of this cost reduction plan, the Broadline field operations were consolidated from four regions to three. In addition, U.S. Foodservice is consolidating certain support office functions and locations and the previously announced headcount reductions involving nearly 700 positions.

We expect that U.S. Foodservice’s operating margin in U.S. dollars before impairment of goodwill will exceed 1.7% no later than 2006.

Review of underperforming assets / Reduce corporate overhead

In 2006, our focus will be on a comprehensive review of underperforming assets and a reduction of corporate overhead.

RESULTS OF OPERATIONS

The tables summarizing our consolidated results below are followed by discussions of the consolidated Company results and then the results of operations for each of our business segments. These discussions should be read in conjunction with our consolidated financial statements and the notes thereto, which are included in this annual report.

The following discussions contain certain non-GAAP financial measures which are further discussed under “Reconciliation of non-GAAP financial measures.”

Adoption of International Financial Reporting Standards

Beginning with 2005, we are required by a EU regulation to prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU. Under IFRS, net sales figures are adjusted to exclude discontinued operations, which we present separately from our continuing operations. As required under IFRS, the prior year net sales figures included as comparatives have been adjusted to exclude net sales from discontinued operations.

The impact of the adoption of IFRS is discussed in Note 36 to our consolidated financial statements included in this annual report.

AHOLD ANNUAL REPORT 2005	59

> Management’s discussion & analysis

Store count

Set forth in the tables below are:

•	store count of our consolidated subsidiaries;
•	changes in store count of our consolidated subsidiaries;
•	store count of our joint ventures and associates; and
•	changes in store count of our joint ventures and associates.

Store count of our consolidated subsidiaries:

	As of January 1, 2006

	Company- operated retail locations	Franchise retail locations	Associate retail locations	Total
Stop & Shop/Giant-Landover Arena	573	–	–	573

Giant-Carlisle/Tops Arena	262	5	–	267

Albert Heijn Arena	994	657	–	1,651

Central Europe Arena	499	3	–	502

Schuitema	105	–	357	462
Total	2,433	665	357	3,455

Changes in store count of our consolidated subsidiaries:

	2005	2004
Beginning of period	4,072	5,071
Opened / acquired	149	130
Disposed / closed / divested	(766)	(1,129)
End of period	3,455	4,072

Store count of our joint ventures and associates:

	As of December 31, 2005

	Company- operated retail locations	Franchise retail locations	Associate retail locations	Total
ICA [1]	328	489	1,502	2,319
JMR [2]	223	–	–	223
Total	551	489	1,502	2,542

1	This does not include the stores from ICA’s two joint ventures. Rimi Baltic operates over 170 stores and Netto over 70 stores.
2	This includes 15 stores operated by Funchalgest, SGPS, S.A., a 50/50 joint venture of JMR.

Changes in store count of our joint ventures and associates:

	2005	2004
Beginning of period	3,146	3,570
Opened / acquired	48	143
Disposed / closed / divested	(652)	(567)
End of period	2,542	3,146

For additional information about the results of operations for each of our business segments, see “Business segment results.”

CONSOLIDATED RESULTS SUMMARY

The following table sets forth a summary of our consolidated statements of operations for 2005 and 2004:

	2005		2004

Euros in millions, except percentages and per share data	(52 weeks)	% of net sales	(53 weeks)	% of net sales
Net sales	44,496	100.0	44,610	100.0
Gross profit	9,206	20.7	9,212	20.7
Operating expenses	(8,958)	20.1	(8,289)	18.6
Operating income	248	0.6	923	2.1
Net financial expense	(646)	1.5	(281)	0.6
Share in income of joint ventures and associates	155	0.4	138	0.3
Income taxes	205	0.5	(147)	0.3
Income (loss) from continuing operations	(38)	0.1	633	1.4
Income from discontinued operations	197	0.4	265	0.6
Net income	159	0.4	898	2.0

Income (loss) per share from continuing operations attributable to common shareholders
Basic	(0.04)		0.40
Diluted	(0.04)		0.40

TOTAL COMPANY NET SALES

The following table sets forth our net sales by arena and other business segments for 2005 and 2004:

	2005		2004

Euros in millions, except percentages, excluding intersegment sales	(52 weeks)	Change (%)	(53 weeks)
Retail
Stop & Shop/ Giant-Landover Arena	13,161	1.6	12,949
Giant-Carlisle/Tops Arena	4,989	(4.2)	5,209
Albert Heijn Arena	6,585	2.6	6,418
Central Europe Arena [1]	1,761	4.6	1,683
Schuitema	3,128	(1.7)	3,181
Total retail	29,624	0.6	29,440

Foodservice
U.S. Foodservice	14,872	(2.0)	15,170
Total Company	44,496	(0.3)	44,610

1	The financial year for the Central Europe Arena corresponds to the calendar year. Consequently, financial year 2004 did not contain an additional week.

•	Our consolidated net sales decreased in 2005 compared to 2004 primarily as a result of the positive impact of the additional week in 2004. Excluding week 53 of 2004, net sales in 2005 increased by 1.5%.
•	Among the most significant factors affecting net sales in 2005 was the decision of U.S. Foodservice to exit certain businesses and the divestments of 198 Wilson Farms and SugarCreek convenience stores in the Giant-Carlisle/Tops Arena, which had a negative impact on our net sales in 2005 compared to 2004. Higher net sales in the Stop & Shop/Giant-Landover Arena and the Albert Heijn Arena had a positive impact on our 2005 net sales.
•	Currency exchange rates had almost no impact on our net sales in 2005 compared to 2004. The average U.S. dollar to euro exchange rate for full year 2005 remained stable compared to full year 2004.

TOTAL COMPANY GROSS PROFIT

The following table sets forth our gross profit and gross profit margins for 2005 and 2004:

	2005		2004

Euros in millions, except percentages	(52 weeks)	% of net sales	(53 weeks)	% of net sales
Net sales	44,496	100.0	44,610	100.0
Cost of sales	(35,290)	79.3	(35,398)	79.4
Gross profit	9,206	20.7 [1]	9,212	20.6 [1]
1	Gross profit margin is gross profit as a percentage of net sales.

AHOLD ANNUAL REPORT 2005	61

> Management’s discussion & analysis

•	Our gross profit margin was stable in 2005 compared to 2004. This was mainly due to a higher gross profit margin at U.S. Foodservice, offset by slightly lower gross profit margins in some of our retail arenas.
•	The improved gross profit margin at U.S. Foodservice was primarily a result of its systematic category review process, which included negotiating better supply terms and rationalizing its product portfolio.
•	The gross profit margin in the Giant-Carlisle/Tops Arena increased slightly, mainly as a result of improvements in inventory shrinkage, product mix, merchandising and operational efficiencies in perishable products.
•	The gross profit margin at Schuitema also increased slightly, mainly as a result of reduced logistics costs.
•	In addition, our gross profit margin was slightly positively impacted by an increase in the gross profit margin in the Central Europe Arena, mainly as a result of more centralized sourcing and the divestment of the Polish hypermarkets.
•	These increases in gross profit margin were offset by a decrease in the gross profit margin in the Stop & Shop/Giant-Landover Arena as a result of competitive pressure from new store openings and increased promotional activity, and at Albert Heijn where the ongoing value repositioning program put pressure on the gross profit margin.

TOTAL COMPANY OPERATING EXPENSES

The following table sets forth our operating expenses by category for 2005 and 2004:

	2005		2004

Euros in millions, except percentages	(52 weeks)	% of net sales	(53 weeks)	% of net sales
Selling expenses	(6,545)	14.7	(6,475)	14.5

General and administrative expenses	(1,610)	3.6	(1,814)	4.1

Settlement securities class action	(803)	1.8	–	–
Total operating expenses	(8,958)	20.1	(8,289)	18.6

Our operating expenses and operating expenses as a percentage of net sales increased in 2005 compared to 2004, primarily because of the charge for the settlement of the Securities Class Action.

Selling expenses

Our selling expenses and selling expenses as a percentage of net sales increased slightly in 2005 compared to 2004 because of increased selling expenses of in some of our arenas, particularly selling expenses as a percentage of net sales in the Central Europe Arena and at Schuitema. The increase in the Central Europe Arena was primarily a result of higher net sales, various project costs and a write-off of supplier receivables and inventories related to stock-taking differences. This increase was partially offset by a decrease in selling expenses as a percentage of net sales in the Albert Heijn Arena, primarily as a result of cost reductions and efficiency improvements with respect to logistic and transportation expenses.

General and administrative expenses

Our general and administrative expenses decreased in 2005 compared to 2004 primarily because of the one-time costs of USD 54 million (EUR 44 million) in 2004 related to the integration of Giant-Landover, Stop & Shop and the U.S. retail support service. Our net payments to AIG Europe (the Netherlands) N.V. in connection with the settlement of insurance coverage litigation with respect to a director’s and officer’s liability insurance policy issued by AIG for Ahold and U.S. Foodservice were USD 31.5 million (EUR 25.5 million), both in 2005 and 2004.

In 2005, general and administrative expenses included restructuring and other one-time costs at U.S. Foodservice of USD 61 million (EUR 51 million) primarily related to the restructuring as announced on November 29, 2005. Included in the restructuring and other one-time costs at U.S. Foodservice are costs to close and consolidate operating facilities of USD 19 million, costs to close and consolidate support office locations of USD 14 million, severance and other costs associated with the announced reduction of the workforce by approximately 700 positions of USD 14 million. Other charges included in the restructuring and other one-time costs, such as non-current assets disposals, one-time costs associated with exiting certain businesses and the asset impairment charge for a distribution facility (which is still operated by U.S. Foodservice) amounted to USD 14 million. In 2005, general and administrative expenses also included start-up costs for an accounting center in the Central Europe Arena. Salaries and wages, as well as rent and depreciation expenses, remained stable in 2005 compared to 2004.

Intangible asset amortization

Our amortization of intangible assets decreased by EUR 24 million in 2005 compared to 2004 primarily as a result of lower amortization in the Stop & Shop/Giant-Landover Arena.

Impairment goodwill

Our impairment losses relating to goodwill increased by EUR 19 million in 2005 compared to 2004. In 2005, we recorded impairment losses of goodwill of EUR 14 million in the Giant-Carlisle/Tops Arena, EUR 3 million at Schuitema and EUR 2 million in the Albert Heijn Arena.

Impairment and amortization charges of non-current assets

Our impairments of non-current assets were EUR 87 million lower in 2005 compared to 2004. In 2005, we recorded the following material impairments of non-current assets:

•	EUR 70 million in the Giant-Carlisle/Tops Arena due to impairments of Tops stores as a result of store closures, especially in the northeast Ohio region;
•	EUR 17 million at U.S. Foodservice due to impairments of office locations and warehouses, included in the restructuring costs discussed above; and
•	EUR 8 million in the Stop & Shop/Giant-Landover Arena due to impairments of property, plant and equipment.

In 2004, we recorded the following material impairments of non-current assets:

•	EUR 74 million at Schuitema due to impairment of stores, capitalized commercial expenses and loan receivables;
•	EUR 30 million in the Central Europe Arena due to impairments of the divested hypermarkets in Poland;
•	EUR 29 million in the Stop & Shop/Giant-Landover Arena due to impairments of stores as a result of increased competitive pressure;
•	EUR 26 million in the Giant-Carlisle/Tops Arena due to impairments of stores as a result of increased competitive pressure; and
•	EUR 13 million in the Albert Heijn Arena due to impairments of stores as a result of increased competitive pressure.

Gain on disposal of non-current assets

We recorded a gain on the disposal of non-current assets of EUR 52 million in 2005, compared to a gain of EUR 15 million in 2004. In 2005, our gain on the disposal of non-current assets included a EUR 19 million gain on the disposal of the hypermarkets in Poland and a shopping center in the Central Europe Arena, a EUR 19 million gain on the disposal of stores in the Giant-Carlisle/Tops Arena and EUR 7 million in the Stop & Shop/Giant-Landover Arena. Our gain on the disposal of non-current assets in 2004 included a EUR 9 million gain on the sale of a shopping center in the Central Europe Arena.

Settlement securities class action

Our operating expenses and operating expenses as a percentage of net sales increased in 2005 compared to 2004, primarily because of the charge of EUR 803 million in operating income, which includes insurance proceeds, for the agreement to settle the Securities Class Action. Under the terms of the settlement agreement in the Securities Class Action, the lead plaintiffs agree to settle all claims in the Securities Class Action against Ahold, its subsidiaries, the individual defendants and the underwriters for the sum of USD 1.1 billion (EUR 937 million). This amount includes USD 9 million (EUR 8 million) as compensation to the VEB for facilitating the global settlement. The settlement is subject to final court approval. Excluding the impact of the settlement, net of the insurance proceeds, our operating expenses and operating expenses as a percentage of net sales decreased in 2005 compared to 2004. For more information on the settlement of the Securities Class Action, see Note 35 to our consolidated financial statements included in this annual report.

TOTAL COMPANY OPERATING INCOME

	2005		2004

Euros in millions, except percentages	(52 weeks)	Change (%)	(53 weeks)
Retail
Stop & Shop/Giant-Landover Arena	708	2.5	691

Giant-Carlisle/Tops Arena	72	(36.8)	114
Albert Heijn Arena	288	(9.1)	317
Central Europe Arena [1]	(44)	(18.5)	(54)
Schuitema	95	41.8	67
Total retail	1,119	(1.4)	1,135

Foodservice
U.S. Foodservice	86	59.3	54

Group Support Office	(957)	259.8	(266)
Ahold Group	248	(73.1)	923

1	The financial year for the Central Europe Arena corresponds to the calendar year. Consequently, financial year 2004 did not contain an additional week.

Our operating income decreased in 2005 compared to 2004 mainly due to impact of the settlement of the Securities Class Action of EUR 803 million, which includes insurance proceeds. Our operating income in 2005 compared to 2004 was also negatively affected by the impact of the restructuring charges at U.S. Foodservice, which negative

AHOLD ANNUAL REPORT 2005	63

> Management’s discussion & analysis

impact was more than offset by lower impairments and integration expenses in 2005 compared to 2004 and higher gains on disposal of non-current assets in 2005 compared to 2004. In addition, our operating income in 2005 was positively impacted by improved operating income at U.S. Foodservice, Schuitema and in the Stop & Shop/Giant-Landover Arena, partially offset by lower operating income in the Giant-Carlisle/Tops Arena and the Albert Heijn Arena. Operating income in 2005 compared to 2004 was also negatively impacted by the fact that 2005 consisted of 52 weeks while 2004 consisted of 53 weeks.

NET FINANCIAL EXPENSE

The following table sets forth our net financial expense for 2005 and 2004:

	2005		2004

Euros in millions, except percentages	(52 weeks)	Change (%)	(53 weeks)
Interest income	89	34.9	66
Interest expense	(678)	(11.9)	(770)
Net interest expense	(589)	(16.3)	(704)

Gain (loss) on foreign exchange	(1)		43

Other financial income (expense)	(56)		380
Net financial expense	(646)	129.9	(281)

Our net financial expense increased in 2005 compared to 2004, primarily as a result of the 2004 net gain of EUR 379 million relating to the ICA put option transaction. In 2004 we acquired an additional 20% interest in ICA (10% of which we transferred to our joint venture partner) pursuant to the exercise of a put option by one of the ICA partners. Our net financial expense in 2005 also increased as a result of an additional one-time loss of EUR 53 million relating to a bond buy back transaction in October 2005 and as a result of the EUR 39 million gain in 2004 relating to a derivative hedge that no longer qualified for hedge accounting.

Our net interest expense decreased in 2005 compared to 2004. The decrease of net interest expense was mainly impacted by lower average outstanding debt balances as a result of debt repayments totaling EUR 2.3 billion during 2005 as well as the full year effect of debt repayments of EUR 1.5 billion in 2004. The increase in interest income was primarily a result of a higher return on average outstanding cash balances invested.

For further information about our borrowings, see Note 26 to our consolidated financial statements included in this annual report.

INCOME TAXES

In 2005, our income tax benefit amounted to EUR 205 million, as compared to an income tax expense of EUR 147 million in 2004. Our effective tax rate, calculated as a percentage of income (loss) before income taxes, increased significantly in 2005 compared to 2004 and reached a level of 84.4% (2004: 18.8%). This high effective tax rate indicates that 84.4% of our loss before income taxes is offset by an income tax gain.

The main factor contributing to this increase in effective tax rate in 2005 compared to 2004 was the impact of the charge recorded at the Group Support Office relating to the settlement of the Securities Class Action, which significantly reduced our income before income taxes in 2005.

The effective tax rate in 2005 was positively affected by the application of IFRS. Under IFRS the share in income (loss) of our joint ventures and associates is required to be included in income before tax without a corresponding income tax expense effect. Because of our loss before income taxes in 2005, the application of IFRS contributed to the increase in our effective tax rate in 2005 compared to our 2004 income before income taxes, in which year the application of IFRS led to a reduction of our effective tax rate. Furthermore, a tax exempt capital gain of EUR 38 million with respect to the release of the D&S litigation provision had a positive impact on the effective tax rate in 2005, whereas additional valuation allowances related to loss carry-forwards in our Central Europe Arena had a negative impact on the effective tax rate in 2005.

The effective tax rate for 2004 was positively affected by a tax exempt gain on the ICA put option transaction of EUR 379 million and negatively affected by an impairment on loan receivables of EUR 47 million.

For a full discussion of our accounting treatment of income taxes, see Notes 3 and 11 to our consolidated financial statements included in this annual report.

SHARE IN INCOME OF JOINT VENTURES AND ASSOCIATES

Euros in millions	2005	2004
ICA, Scandinavia	96	97

JMR, Portugal	36	39
Other [1]	23	2
Total share in income (loss) of joint ventures and associates	155	138

1	Other includes our share in income of several real estate joint ventures. For more information on our share in income of joint ventures and associates see Note 18 to our consolidated financial statements included in this annual report.

ICA, Scandinavia

Our share in income of ICA decreased in 2005 despite the full-year effect of the increase in our interest in ICA from 50% to 60% in November 2004. The reporting currency of ICA is the Swedish krona (“SEK”).

Net sales of our unconsolidated joint venture ICA amounted to SEK 71,663 million (EUR 7.7 billion) in 2005, a decrease of 2.3% compared to 2004 (SEK 73,334 million (EUR 8 billion)). The decrease was primarily a result of the de-consolidation of the Baltic operations and the sale of the Danish operations. Excluding the impacts of the de-consolidation of the Baltic operations and the sale of the Danish operations, net sales in SEK increased by 3.8% in 2005 compared to 2004. Net sales at ICA Sverige increased, primarily due to the successful value repositioning program. Net sales at ICA Norge decreased, primarily due to competition, divestments of stores and the conversion of company-operated stores to franchise stores.

Operating income of ICA in 2005 was positively impacted by higher net sales at ICA Sverige and ICA Meny, and also by higher volumes at ICA Banken as well as cost cuts at ICA Sverige and ICA Norge. Operating income in 2004 was positively impacted by the gain on the sale of ICA’s 50% interest in Statoil Detaljhandel and ICA’s share in income of Statoil Detaljhandel. Operating income in 2004 was, however, negatively impacted by the write-down to market value of the former Danish operations ISO-ICA A/S.

ICA Sverige reported a lower operating income in 2005 compared to 2004, primarily as a result of the value repositioning program, the negative impact of which primarily occurred in the first two quarters in 2005 due to the timing of savings and costs. ICA Norge reported increased operating income in 2005 primarily as a result of cost cuts and higher gains on property sales. As reported by ICA, ICA Meny and ICA’s joint venture Rimi Baltic improved their operating income substantially in 2005 compared to 2004, primarily as a result of higher net sales.

On February 22, 2006, ICA announced its intention to sell ICA Meny.

JMR, Portugal

Our share in income of JMR in 2005 decreased slightly compared to 2004. Despite the continued strong competition and the weak economy in Portugal, JMR increased its net sales in 2005 compared to 2004, primarily as a result of higher identical sales and an increase in the number of its stores. Gross profit margin decreased in 2005 compared to 2004, mainly due to fierce price competition. Operating income increased in 2005 primarily as a result of higher net sales and lower operating costs. However, a higher effective tax rate resulted in a lower net income in 2005 compared to 2004.

INCOME FROM DISCONTINUED OPERATIONS

Income from our discontinued operations, which consisted of operational results from discontinued operations and result on divestments, decreased in 2005 to EUR 197 million compared to EUR 265 million 2004, primarily as a result of higher gains on divestments in 2004.

In 2005, operational results of the discontinued operations of G. Barbosa, Paiz Ahold, Deli XL and BI-LO and Bruno’s amounted to EUR 25 million mainly attributable to Paiz Ahold (part of our former “Other Retail” segment) and Deli XL, compared to an operational result in 2004 of EUR 27 million mainly relating to BI-LO and Bruno’s. The decrease in operational results of the discontinued operations in 2005 compared to 2004 was primarily a result of the inclusion in income from our discontinued operations in 2004 of the full-year results of BI-LO and Bruno’s, which we sold in January 2005. BI-LO and Bruno’s operating income in 2004 was somewhat offset by operating losses related to certain under-performing assets that we sold in 2004.

In 2005, our result on divestments decreased compared to 2004. In 2005, we realized a gain of EUR 172 million on the divestments of Paiz Ahold, Deli XL, G. Barbosa, BI-LO and Bruno’s, compared to a gain on divestments of EUR 238 million in 2004 relating to the divestments of Bompreço / Hipercard, Disco and our operations in Spain and Thailand.

For more information on discontinued operations, see Note 12 to our consolidated financial statements included in this annual report.

AHOLD ANNUAL REPORT 2005	65

> Management’s discussion & analysis

NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS OF AHOLD

Net income attributable to common shareholders of Ahold in 2005 was EUR 133 million, a significant decrease compared to EUR 885 million in 2004. This decrease in 2005 was primarily a result of the impact of the settlement of the Securities Class Action and the positive impact of EUR 379 million net gain related to the ICA put option transaction in 2004. For more information on the settlement of the Securities Class Action, see “Total Company operating expenses – Settlement securities class action” above and Note 35 to our consolidated financial statements included in this annual report.

ADJUSTMENTS TO CONFORM TO US GAAP

Our consolidated financial statements have been prepared in accordance with IFRS, as adopted by the EU, which differs in certain significant respects from US GAAP. For 2005 and 2004, our net income under IFRS was EUR 159 million and EUR 898 million, respectively, compared to a net loss under US GAAP of EUR 9 million in 2005 and a net income under US GAAP of EUR 89 million in 2004. Under US GAAP, net loss per common share – basic was EUR (0.03) in 2005, compared to a net income per common share – basic of EUR 0.03 in 2004.

The most significant items in reconciling our net income (loss) under IFRS to net income (loss) under US GAAP in 2005 and 2004 are set forth below:

Euros in millions	2005	(Restated) 2004
Items increasing (decreasing) net income in accordance with IFRS:
Goodwill	17	(158)

Non-current assets held for sale and discontinued operations	(190)	(491)

Investments in joint ventures and associates, net of tax	(24)	(261)

Derivative instruments and loans	86	48

Pensions and other post-employment benefits	(42)	(50)

The most significant items in reconciling our shareholders’ equity under IFRS to shareholders’ equity under US GAAP in 2005 and 2004 are set forth below:

Euros in millions	2005	(Restated) 2004
Items increasing (decreasing) shareholders’ equity in accordance with IFRS:
Goodwill	3,623	3,214

Investments in joint ventures and associates, net of tax	1,370	1,529

Other intangible assets, net of accumulated amortization	503	456

The testing methodology for impairments of goodwill under IFRS differs in certain aspects from the impairment testing methodology under US GAAP. With respect to non-current assets held for sale and discontinued operations, IFRS and US GAAP have different definitions of a discontinued operation, as well as differences in the carrying value of assets held for sale. We record our share of income (loss) of joint ventures and associates under both IFRS and US GAAP using the equity method of accounting, but the adjustment reflects various differences between IFRS and US GAAP. For more information about the significant items in reconciling IFRS and US GAAP, as they apply to us, see Note 37 to our consolidated financial statements included in this annual report.

During the process of addressing of our material weaknesses, which no longer exist, we identified certain unintentional errors that were made in the determination of net income (loss) and shareholders’ equity under US GAAP for 2004. To correct these errors, we have restated the US GAAP information in the notes to our consolidated financial statements with the effect of lowering net income by EUR 21 million. Errors relating to years prior to 2004 amounting to EUR 21 million have been adjusted as a reduction in opening equity of financial year 2004. In addition, the cumulative preferred financing shares, which under US GAAP are considered equity instruments, have been reclassified to a separate class of equity, as required by EITF D-98. For more information about our restatement under US GAAP, see Note 37d to our consolidated financial statements included in this annual report.

BUSINESS SEGMENT RESULTS

The following is a discussion of the results of operations, including net sales and operating income, for our business segments other than the Group Support Office. Market share as used in this annual report, refers to data published by A.C. Nielsen and is calculated as an annual average.

Stop & Shop/Giant-Landover Arena results

Net sales

The following table sets forth net sales, store counts and sales area information for the Stop & Shop/Giant-Landover Arena in 2005 and 2004:

	2005		2004

In millions, except percentages, store count and sales area	(52 weeks)	Change (%)	(53 weeks)
Net sales in EUR	13,161	1.6	12,949
Net sales in USD	16,346	1.5	16,105
Change in identical sales [1]
Stop & Shop		0.2
Giant-Landover		(3.0)
Change in comparable sales [2]
Stop & Shop		0.7
Giant-Landover		(2.4)

Company-operated stores [3]	573		563
New stores	17		26
Replacement stores	10		17
Remodeled stores	15		19
Closed stores	6		6

Sales area in thousands of square feet [3,4]	21,720		21,215

Net sales as a percentage of consolidated net sales	29.6%		29.0%

1	The identical sales in 2005 are compared to 2004 identical sales (52 weeks in 2005 and 52 weeks in 2004).
2	The comparable sales in 2005 are compared to 2004 comparable sales (52 weeks in 2005 and 52 weeks in 2004).
3	At year-end.
4	The sales area in thousands of square meters in 2005 and 2004 was 2,020 and 1,969, respectively.

•	The arena’s net sales in U.S. dollars increased in 2005 compared to 2004, which was largely attributable to the opening of new stores and replacement stores.
•	Net sales growth in 2005 was negatively affected by the inclusion of the additional week in 2004. Excluding week 53 of 2004, net sales increased by 3.5% in 2005.
•	In 2005, identical sales at Stop & Shop, excluding net sales of gasoline, decreased by 0.4%. Gasoline prices experienced a higher rate of inflation than food prices in 2005. Net sales of gasoline had a positive effect on Stop & Shop’s identical sales in 2005.
•	Net sales per transaction at Stop & Shop increased by 3.6% in 2005 compared to 2004, primarily as a result of an increase in the average item value by 4.6%. The number of transactions at Stop & Shop decreased by 3.3% in 2005 compared to 2004, primarily as a result of a lower shopping frequency.
•	Net sales per transaction at Giant-Landover increased by 0.7% in 2005 compared to 2004, primarily as a result of an increase in the average item value by 4.0%. The number of transactions at Giant-Landover decreased by 3.7% in 2005 compared to 2004, primarily as a result of a lower shopping frequency.
•	Identical sales and comparable sales in 2005 were negatively impacted by pressure from new store openings by competitors and increased competitive activities in the form of major promotional campaigns. The arena also faced increased competition from alternative retail formats, including traditional discount stores and wholesale club outlets.
•	Despite the increased competition, Stop & Shop was able to increase its market share to 24.5% in 2005 compared to 24.0% in 2004, while Giant-Landover’s market share decreased to 30.6% compared to 31.2% in 2004.
•	Net sales in 2005 included USD 108 million of net sales from our subsidiary the American Sales Company to BI-LO and Bruno’s and Wilson Farms which, prior to their divestments in 2005, were eliminated as intercompany sales. The American Sales Company provides purchasing and distribution services to the U.S. arenas. Following January 1, 2006 no sales, have been made to BI-LO and Bruno’s and Wilson Farms.
•	The arena encountered strong competition from traditional supermarkets in the New England market, which intensified as a result of continuing consolidation, including Shaw’s, which was bought by Albertsons, which in its turn has agreed to be acquired by Supervalu.
•	At Peapod net sales in 2005 increased by 26.5% compared to 2004. Excluding week 53 of 2004, net sales increased by 28.6% in 2005. This increase was driven by higher customer counts, in part as a result of an increase in the market area served by Peapod, and higher net sales per transaction.
•	During 2005, the arena added Staples, Inc. as a partner for collaboration on a Staples branded store-in-store section of school and office supplies in the arena’s stores. These Staples sections were introduced at a majority of the arena’s retail locations in 2005. During 2005, the arena also launched Nature’s Promise, its organic foods line of private label products.

AHOLD ANNUAL REPORT 2005	67

> Management’s discussion & analysis

Operating income

The following table sets forth information relating to operating income for the Stop & Shop/Giant-Landover Arena in 2005 and 2004:

	2005		2004

In millions, except percentages	(52 weeks)	Change (%)	(53 weeks)
Net sales in EUR	13,161	1.6	12,949
Net sales in USD	16,346	1.5	16,105
Operating income in EUR	708	2.5	691
Operating income in USD	882	2.6	860
Operating income in USD as a percentage of net sales	5.4%		5.3%

Change in gross profit margin		(0.7)

Change in operating expenses as a percentage of net sales		0.8

•	Competitive pressure from new store openings and increased promotional activity resulted in a decrease in the gross profit margin in 2005. In addition, increased costs for perishable products, which were not fully passed on to customers, had a negative impact on gross profit margin in 2005. The arena was able to partially offset the impact of the increased promotional activities on the gross profit margin by reducing the cost of goods sold primarily as a result of vendor negotiations. The decrease in gross profit margin at Stop & Shop was greater than the decrease at Giant-Landover.
•	Operating income increased in 2005 compared to 2004. However, excluding the impact of the USD 24 million restructuring charge in 2005 relating to the restructuring of the Giant-Landover supply chain, the conversion of eight Super-G stores to the Stop & Shop banner and the closing of four Super-G stores, as well as the increased insurance loss reserve totaling USD 45 million in 2004 and the USD 54 million integration expense in 2004, operating income decreased in 2005.
•	Operating income in 2005 was negatively impacted by an increase in energy prices compared to 2004.
•	Operating income was negatively impacted by non-current asset impairment of USD 10 million in 2005 compared to USD 48 million in 2004. In 2005, the arena recorded a USD 9 million real estate gain, compared to a USD 2 million gain in 2004, offset by a USD 9 million loss related to a lease termination in 2005.
•	The arena’s capital expenses for store development were lower in 2005 compared to 2004. The arena’s capital expenses in 2006 are expected to remain comparable to 2005. Giant-Landover plans to replace or remodel
18 stores as part of its store upgrade program over the next two years. In addition, health care costs are expected to increase in 2006.

Giant-Carlisle/Tops Arena results

Net sales

The following table sets forth net sales, store counts and sales area information for the Giant-Carlisle/Tops Arena in 2005 and 2004:

	2005		2004

In millions, except percentages, store count and sales area	(52 weeks)	Change (%)	(53 weeks)
Net sales in EUR	4,989	(4.2)	5,209
Net sales in USD	6,201	(4.3)	6,480
Change in identical sales [1]		(0.3)
Giant-Carlisle		3.6
Tops		(4.7)
Change in comparable sales [2]		0.8
Giant-Carlisle		5.1
Tops		(3.9)

Company-operated stores [3]	262		477
Franchise stores [3]	5		6
New stores	4		5
Replacement stores	6		2
Remodeled stores	10		13
Closed stores	220 [4]		3

Sales area in thousands of square feet [3,5]	9,788		10,414

Net sales as a percentage of consolidated net sales	11.2%		11.7%

1	The identical sales in 2005 are compared to 2004 identical sales (52 weeks in 2005 and 52 weeks in 2004).
2	The comparable sales in 2005 are compared to 2004 comparable sales (52 weeks in 2005 and 52 weeks in 2004).
3	At year-end.
4	This includes the divested 198 Wilson Farms and SugarCreek convenience stores.
5	The sales area in thousands of square meters in 2005 and 2004 was 909 and 968, respectively.

•

The decrease in net sales in U.S. dollars in 2005 for the arena was largely attributable to the divestment of 198 Wilson Farms and SugarCreek convenience stores in the second quarter of 2005. Net sales in 2005 were also negatively affected by the inclusion of the additional week in 2004. Excluding week 53 of 2004 and the divested convenience stores, net sales increased by 0.5%. Tops continued its portfolio rationalization program in order to focus on its core business to improve long-term success. As a result nine northeast Ohio supermarkets were closed and 10 of the 31 eastern New York stores planned for divestment were closed or sold in 2005.
•	Identical and comparable sales at Giant-Carlisle increased primarily as a result of consistent growth in net sales per transaction, driven by successful customer loyalty programs, ongoing effective pricing and promotional activities. The number of transactions at identical Giant-Carlisle stores decreased by 3.3% in 2005 compared to 2004. This decrease was primarily a result of a lower shopping frequency because of a trend of increased trip consolidation. Furthermore the impact of net sales of gasoline had a favorable impact on identical sales because gasoline prices had a higher rate of infl ation in 2005 than food prices. Excluding net sales of gasoline, identical sales increased by 2.6%.
•	Identical and comparable sales at Tops decreased, primarily caused by a weak economic environment and strong competition in the northeast Ohio region. Net sales per transaction at Tops remained stable in 2005 compared to 2004.
•	Market share for Giant-Carlisle increased to 29.5% in 2005 from 28.5% in 2004 mainly as a result of strong identical sales growth and store openings. Market share for Tops decreased to 23.8% in 2005 from 26.0% in 2004 mainly as a result of the portfolio rationalization program and an increase in competitive pressure.

Operating income

The following table sets forth information relating to operating income for the Giant-Carlisle/Tops Arena in 2005 and 2004:

	2005		2004

In millions, except percentages	(52 weeks)	Change (%)	(53 weeks)
Net sales in EUR	4,989	(4.2)	5,209
Net sales in USD	6,201	(4.3)	6,480
Operating income in EUR	72	(36.8)	114
Operating income in USD	92	(35.2)	142
Operating income in USD as a percentage of net sales	1.5%		2.2%

Change in gross profit margin		0.4

Change in operating expenses as a percentage of net sales		(1.1)

•	The arena’s operating income decreased in 2005 compared to 2004, primarily as a result of higher impairment losses at Tops, especially in the northeast Ohio region. This decrease was partly offset by improved net sales at Giant-Carlisle.
•	The arena’s gross profi t margin increased as a result of continued improvements of inventory shrinkage, product mix, merchandising and operational efficiencies.
•	Operating expenses in 2005 included non-current asset impairments of USD 85 million, a goodwill impairment loss of USD 17 million and gains on the disposal of property, plant and equipment of USD 24 million. In 2004, the arena’s operating expenses included an addition of USD 11 million to the loss reserve for self-insurance for the U.S. operations. In addition, 2004 included non-current asset impairments of USD 33 million and an intangible assets impairment loss of USD 5 million relating to software. Excluding these items, operating expenses as a percentage of net sales were higher in 2005 compared to 2004, mainly due to higher IT, consulting and utility costs, as well as lower net sales.
•	The arena’s operating income in 2005 compared to 2004 was negatively impacted by the additional week in 2004.
•	In 2006, the arena expects to continue its portfolio rationalization program at Tops.

Albert Heijn Arena results

Net sales

The following table sets forth net sales, store counts and sales area information for the Albert Heijn Arena in 2005 and 2004:

	2005		2004

In millions, except percentages, store count and sales area	(52 weeks)	Change (%)	(53 weeks)
Net sales in EUR	6,585	2.6	6,418
Change in identical sales [1]		3.7
Change in comparable sales [2]		4.1
Company-operated stores [3]	994		983
Franchise stores [3]	657		645
New stores	45		33
Replacement stores	29		24
Remodeled stores	124		133
Closed stores	22		29

Sales area in thousands of square meters [3,4]	934		930

Net sales as a percentage of consolidated net sales	14.8%		14.4%

1	The identical sales in 2005 are compared to 2004 identical sales (52 weeks in 2005 and 52 weeks in 2004).
2	The comparable sales in 2005 are compared to 2004 comparable sales (52 weeks in 2005 and 52 weeks in 2004).
3	At year-end.
4	The sales area in thousands of square feet in 2005 and 2004 was 10,052 and 10,015, respectively.

AHOLD ANNUAL REPORT 2005	69

> Management’s discussion & analysis

•	The increase in net sales for the arena was largely attributable to the strong increase in sales volume as a result of an increased number of transactions at Albert Heijn. The increase occurred despite the additional week in 2004. Excluding week 53 of 2004, the arena’s net sales in 2005 increased by 4.6% to EUR 6.6 billion compared to 2004.
•	The increase in the arena’s net sales in 2005 was primarily driven by the success of Albert Heijn’s value repositioning program, its strong promotional activities and increases in its total sales area in 2005, partly offset by lower prices.
•	Net sales at the arena’s Internet retail company, Albert, increased by 26.6% in 2005. Excluding week 53 of 2004, Albert’s net sales increased by 28.1%.
•	The arena closed four Albert Heijn stores in 2005. At the end of 2004, 12 convenience stores at gas stations were closed due to the expiration of the arena’s contract with ESSO.
•	The increases in identical and comparable sales at Albert Heijn in 2005 compared to 2004 were primarily driven by the value repositioning program and strong promotional activities. Albert Heijn had substantially higher net sales due to an increased number of transactions, while net sales per transaction slightly decreased as a result of the continuing food price deflation in the Dutch food retail market.
•	In 2005, Albert Heijn continued its value repositioning program for its private label products, which resulted in an increase of net sales of such products.
•	The market share of Albert Heijn increased to 26.4% compared to 25.3% in 2004.
•	Net sales at Etos decreased by 3.5% to EUR 341 million in 2005. Excluding week 53 of 2004, net sales at Etos in 2005 decreased by 1.2% compared to 2004 mainly as result of lower prices and fierce competition. During the second part of 2005 Etos began to implement a renewed commercial strategy focused on competitive pricing and at the same time strengthening quality and service. The first positive effects of the strategy were seen during the 2005 holiday season.
•	In 2006, Albert Heijn expects to continue the value repositioning program, to focus on adding new stores, to make bulk shopping, which is targeted at families with children, more attractive and to add next generation store prototypes.

Operating income

The following table sets forth information relating to operating income for the Albert Heijn Arena in 2005 and 2004:

	2005		2004

In millions, except percentages	(52 weeks)	Change (%)	(53 weeks)
Net sales in EUR	6,585	2.6	6,418
Operating income in EUR	288	(9.1)	317
Operating income as a percentage of net sales	4.4%		4.9%

Change in gross profit margin		(0.9)

Change in operating expenses as a percentage of net sales		0.4

•	Operating income for the arena decreased in 2005 compared to 2004 primarily as a result of higher pension and other retirement costs, which increased by EUR 34 million compared to 2004, mainly due to pension plan amendments, changes in the key assumptions used to calculate benefit obligations and net periodic benefit costs, as well as new agreements with labor unions.
•	The arena’s operating income in 2005 compared to 2004 was negatively impacted by the additional week in 2004.
•	The arena’s operating income in 2005 was positively impacted by lower non-current asset impairment losses which decreased by EUR 12 million compared to 2004, partly offset by lower gains of EUR 3 million on the sale of real estate compared to 2004.
•	Albert Heijn’s ongoing value repositioning program combined with strong promotional activities resulted in fierce price competition in the Dutch food retail market and put pressure on gross profit margins, which decreased in 2005 compared to 2004.
•	The ongoing cost reduction program at Albert Heijn is focused on lowering logistic and transportation expenses, other variable store expenses and administrative expenses as a percentage of net sales. As a result of these cost reductions and efficiency improvements, as well as the favorable impact of the increase in net sales, operating expenses as a percentage of net sales were lower in 2005 compared to 2004.
•	Operating income at Etos was lower in 2005 compared to 2004, primarily as a result of lower net sales, lower prices and the start-up costs for its new commercial strategy initiated in the second half of 2005.
•	Albert Heijn expects to continue its cost reduction program in 2006 and to focus on efficiency and optimization programs at the store level and throughout the supply chain.

Central Europe Arena results

Net sales

The following table sets forth net sales, store counts and sales area information for the Central Europe Arena in 2005 and 2004:

	2005		2004

In millions, except percentages, store count and sales area	(12 months)	Change (%)	(12 months)
Net sales in EUR [1]	1,761	4.6	1,683
Change in identical sales [2]		(4.9)

Company-operated stores [3]	499		442
Franchise stores [3]	3		–
New stores	80		25
Remodeled stores	36		37
Closed stores	20		10

Sales area in thousands of square meters [3,4]	685		686

Net sales as a percentage of consolidated net sales	4.0%		3.8%

1	Consolidated net sales for the Central Europe Arena are presented in EUR, but occur in the local currency of each of the countries where the stores are located.
2	Comparable sales are the same as identical sales.
3	At year-end.
4	The sales area in thousands of square feet in 2005 and 2004 was 7,371 and 7,388, respectively.

•	The increase in net sales in 2005 compared to 2004 was primarily attributable to favorable changes in currency exchange rates, the acquisition of 58 Julius Meinl stores during the second half of 2005 and the opening of 26 new stores. Net sales, excluding currency impact, decreased by 3.4%.
•	Net sales in 2005 were negatively impacted by the divestment of 13 Polish hypermarkets in the first quarter of 2005, the closing of seven unprofitable small stores and lower identical sales. Net sales, excluding currency impact and the divested Polish hypermarkets, increased by 4.9%. Excluding the impact of currency exchange rates, the divested Polish hypermarkets and the acquired Julius Meinl stores net sales in 2005 increased by 3.6%.
•	The decrease in identical sales in 2005 was primarily caused by lower net sales per transaction as a result of fierce price competition and a strong customer focus on discounted articles, as well as by fewer transactions.
•	Market share in the Czech Republic increased as a result of the acquired Julius Meinl stores and the opening of new stores, despite the negative publicity concerning the quality of certain perishable products. Market share in Slovakia increased slightly and the market share in Poland decreased primarily due to the divestment of the Polish hypermarkets in the first quarter of 2005.

Operating loss

The following table sets forth information relating to operating loss for the Central Europe Arena in 2005 and 2004:

	2005			2004

In millions, except percentages	(12 months)		Change (%)	(12 months)
Net sales in EUR [1]	1,761		4.6	1,683
Operating loss in EUR	(44)		(18.5)	(54)
Operating loss as a percentage of net sales	(2.5%	)		(3.2%	)

Change in gross profit margin			1.0

Change in operating expenses as a percentage of net sales			(0.3)

1	Consolidated net sales for the Central Europe Arena are presented in EUR, but occur in the local currency of each of the countries where the stores are located.

•	The arena’s operating loss decreased in 2005 compared to 2004, primarily as a result of a gain of EUR 19 million on sales of real estate in 2005, compared to a gain of EUR 9 million in 2004, and a EUR 12 million write-off of receivables and inventories in 2005. In addition, operating loss decreased in 2005 as a result of impairment losses on property, plant and equipment and other intangible assets of EUR 5 million in 2005 compared to EUR 30 million in 2004. In 2004, operating expenses were positively affected by EUR 10 million related to the release of a provision for costs in connection with the termination of a shopping center lease agreement.
•	Excluding gains on sale of real estate and impairment losses, the arena’s operating loss decreased by EUR 25 million primarily due to higher operating expenses which were partially offset by a higher gross profit.
•	Despite the intensive price competition, gross profit increased primarily due to higher net sales, a higher gross profit margin as a result of more centralized sourcing, and the divestment of the Polish hypermarkets.
•	Operating expenses, excluding gains on sales of real estate and impairment losses, as a percentage of net sales, increased in 2005 primarily as a result of lower cost leverage due to declining identical sales, project costs related to the start-up of a new centralized accounting center, investments in the quality of the backoffice operations to prepare for future growth.

AHOLD ANNUAL REPORT 2005	71

> Management’s discussion & analysis

•	In March 2006, the arena sold two shopping centers in Poland and one in the Czech Republic to a subsidiary of ING Real Estate.
•	In March 2006, the arena sold two shopping centers in Poland and one in the Czech Republic to a subsidiary of ING Real Estate.
•	In 2006, the arena expects to continue to increase the number of supermarkets and compact hypermarkets and will seek to improve competitiveness through its pricing policy and by rationalizing the product assortment, including improvements in its offering of perishable and private label products.

Schuitema results

Net sales

The following table sets forth net sales, store counts and sales area information for Schuitema in 2005 and 2004:

	2005		2004

In millions, except percentages, store count and sales area	(52 weeks)	Change (%)	(53 weeks)
Net sales in EUR	3,128	(1.7)	3,181
Company-operated stores [1]	105		93
Associated stores [1]	357		378
New stores	1		7
Closed stores	10		14

Sales area in thousands of square meters [1,2]	428		423

Net sales as a percentage of consolidated net sales	7.0%		7.1%

1	At year-end.
2	The sales area in thousands of square feet in 2005 and 2004 was 4,601 and 4,547, respectively.

•	Net sales in 2005 decreased compared to 2004 mainly as a result of the additional week in 2004. Excluding week 53 of 2004, net sales increased by 0.2%. This increase in net sales largely reflects the favorable impact of an increase in sales space, partially offset by low price levels as a result of fierce competition and the closing of underperforming stores.
•	As of January 1, 2006, 315 of the 462 stores were operated under the new C1000 format which provides for larger stores with customer-appealing layouts, compared to 284 as of January 2, 2005.
•	Schuitema’s market share in 2005 decreased to 14.8% compared to 14.9% in 2004, primarily as a result of weak net sales in the last quarter of 2005 mainly as a result of fierce competition.

Operating income

The following table sets forth information relating to operating income for Schuitema in 2005 and 2004:

	2005		2004

In millions, except percentages	(52 weeks)	Change (%)	(53 weeks)
Net sales in EUR	3,128	(1.7)	3,181
Operating income in EUR	95	41.8	67
Operating income as a percentage of net sales	3.0%		2.1%

Change in gross profit margin		0.8

Change in operating expenses as a percentage of net sales		0.1

•	Operating income at Schuitema increased in 2005 compared to 2004 primarily as a result of non-operational effects in 2004. Excluding the impact of the EUR 74 million impairments in 2004 relating to stores, capitalized commercial expenses and loan receivables, operating income in 2005 was substantially lower compared to 2004.
•	The arena’s gross profit margin increased in 2005 compared to 2004 primarily as a result of decreasing expenditures for commercial activities and further cost savings in logistics.
•	The arena’s operating income in 2005 compared to 2004 was negatively impacted by week 53 of 2004.
•	In 2006, Schuitema will focus on maintaining and, where possible, enhancing the market position of its C1000 store format, including efforts to improve its organizational structure in order to support its future activities, including the roll-out of its fourth generation stores focusing on higher quality at lower prices.

U.S. Foodservice results

Net sales

The following table sets forth net sales information for U.S. Foodservice in 2005 and 2004:

	2005		2004

In millions, except percentages	(52 weeks)	Change (%)	(53 weeks)
Net sales in EUR	14,872	(2.0)	15,170
Net sales in USD	18,468	(2.0)	18,847
Net sales as a percentage of consolidated net sales	33.4%		34.0%

•	The decrease in net sales in U.S. dollars in 2005 compared to 2004 was largely attributable to the effect of the additional week in 2004 and to U.S. Foodservice’s decision to exit certain businesses. During 2005, currency exchange differences between the U.S. dollars and the euro had a minimal effect on net sales as reported in euros.
•	Excluding week 53 of 2004, net sales in U.S. dollars decreased in 2005 by 0.5% to USD 18.5 billion.
•	Net sales in 2005 were negatively impacted by approximately 2% as a result of the company’s decision to exit certain businesses.
•	During 2005, the impact of food cost inflation had minimal impact on net sales at U.S. Foodservice.

Operating income

The following table sets forth information relating to operating income for U.S. Foodservice in 2005 and 2004:

	2005		2004

In millions, except percentages	(52 weeks)	Change (%)	(53 weeks)
Net sales in EUR	14,872	(2.0)	15,170
Net sales in USD	18,468	(2.0)	18,847
Operating income in EUR	86	59.3	54
Operating income in USD	107	59.7	67
Operating income in USD as a percentage of net sales	0.6%		0.4%

•	Operating income in 2005 increased compared to 2004 due to a higher gross profit margin, which was partially offset by higher operating expenses, including restructuring charges of USD 61 million in 2005.
•	The increase in gross profit margin is primarily a result of improved sales mix, pricing and product cost reductions due to improved procurement practices. The restructuring charges in 2005 related to planned workforce reductions, lease expenses for facilities to be exited, charges relating to termination of contracts and included USD 20 million in impairment losses. These restructuring charges primarily related to the strategic reorganization into the Broadline and Multi-Unit operating companies and the previously announced headcount reductions involving nearly 700 positions. The increase in operating expenses was partially offset by a gain of USD 19 million relating to the sale of Sofco in 2005.
•	Excluding the restructuring charges and the gain on the sale of Sofco in 2005, and also excluding the pension curtailment gain of USD 12 million in 2004, operating expenses as a percentage of net sales increased slightly in 2005 compared to 2004. Significantly increased fuel costs were partially offset by lower bad debt expenses and operating efficiencies in distribution and warehousing. U.S. Foodservice experienced improving trends in its key expense metrics in 2005, including increased cases per mile and increased average drop sizes.
•	Operating income in both 2005 and 2004 reflect approximately USD 42 million of amortization expense that related to other intangible assets that expires in 2009.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The following table sets forth a reconciliation of net sales in 2005 adjusted to net sales in 2004:

		2005	Adjusted 2004	Last week 2004	2004

In millions		(52 weeks)	(52 weeks)	(1 week)	(53 weeks)
Total Company	EUR	44,496	43,871	739	44,610

Retail
Stop & Shop/Giant-Landover Arena	USD	16,346	15,800	305	16,105
Giant-Carlisle/Tops Arena	USD	6,201	6,352	128	6,480
Albert Heijn Arena	EUR	6,585	6,296	122	6,418
Schuitema	EUR	3,128	3,121	60	3,181

Foodservice
U.S. Foodservice	USD	18,468	18,557	290	18,847
This	reconciliation has no impact on the Central Europe Arena.

This annual report includes the following non-GAAP financial measures:

•	Net sales excluding currency impact. In certain instances, results exclude the impact of fluctuations in currency exchange rates used in the translation of our foreign

AHOLD ANNUAL REPORT 2005	73

> Management’s discussion & analysis

subsidiaries’ financial results into euro or are presented in local currencies. We believe these measures provide a better insight into the operating performance of foreign subsidiaries.
•	Net sales excluding the impact of divestitures. We believe that by excluding divestitures, this measure provides a better insight into the operating performance and results from the continuing operations of the subsidiary.
•	Identical sales, excluding net sales of gasoline. Because gasoline prices have recently experienced a higher rate of inflation than food prices, we believe that by excluding net sales of gasoline, this measure provides a better insight into the recent positive effect of net sales of gasoline on our identical sales.
•	Net sales excluding week 53 of 2004. We believe that by excluding net sales during week 53 of 2004, this measure allows for better comparisons between periods.
•	Net sales excluding the impact of a deconsolidated joint venture and a divestment. We believe that by excluding the impact of a deconsolidated joint venture and a divestment, this measure provides a better insight into the operating performance of the entity.
•	Net debt, which is the difference between (i) the sum of long-term debt and short-term debt (“gross debt”) and (ii) cash and cash equivalents less cash on hand (“other cash and cash investments”). We believe that net debt is a useful measure for investors. In our view, because other cash and cash investments can be used, among other things, to repay indebtedness, netting this against total debt is a useful measure of our leverage. Readers are cautioned that net debt might imply that there is less debt than the comparable measures under IFRS indicate and net debt may include certain cash items that are not readily available for repayment.
•	Operating income, excluding the impact of the Securities Class Action settlement including insurance proceeds. We believe that by excluding the impact of the Securities Class Action settlement including insurance proceeds, this measure allows for better comparisons to prior periods and provides a better insight into our operating performance.
•	Net income, excluding the impact of the Securities Class Action settlement including insurance proceeds. We believe that by excluding the impact of the Securities Class Action settlement including insurance proceeds, this measure allows for better comparisons to prior periods and provides a better insight into our operating performance.
•	Operating income, excluding restructuring charge. We believe that by excluding the impact of restructuring charges, this measure allows for better comparisons to prior periods and provides a better insight into our operating performance.
•	Operating expenses as a percentage of net sales, excluding impairment loss. We believe that by excluding the impact of impairment losses, this measure allows for better comparisons to prior periods and provides a better insight into our operating performance.
•	Net sales, excluding divestments and acquisitions. We believe that by excluding the impact of certain divestments and acquisitions, this measure allows for better comparisons to prior periods and provides a better insight into our operating performance.
•	Operating income, excluding gain on sale of real estate. We believe that by excluding the impact of certain gains on the sale of real estate, this measure allows for better comparisons to prior periods and provides a better insight into our operating performance.
•	Operating income, excluding integration cost and impairment charge. We believe that by excluding the impact of certain integration costs and impairment charges, this measure allows for better comparisons to prior periods and provides a better insight into our operating performance.
•	Operating expenses as a percentage of net sales, excluding gain from divestment and pension curtailment gain. We believe that by excluding the impact of certain gains on divestments and certain pension curtailment gains, this measure allows for better comparisons to prior periods and provides a better insight into our operating performance.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

We rely on cash provided by operating activities as our primary source of liquidity in addition to debt and equity issuances in the capital markets, letters of credit under our credit facilities, our U.S. Foodservice accounts receivable securitization program and available cash, including net cash from divestments. Our strategy to restore our financial health, a key part of our Road to Recovery strategy, has included reducing our gross debt level, improving our working capital management, being selective with our capital expenditures, raising funds through our divestment of non-core businesses and under-performing assets and raising equity through the rights offering of common shares and restricted ADSs which we completed in December 2003 (the “2003 Rights Offering”). For additional information regarding our strategy and the progress we have made by implementing our strategy, see “Road to Recovery 2003-2005.”

Our improved liquidity position and stronger balance sheet enabled us on February 15, 2005 to terminate our

December 2003 Credit Facility and enter into a bilateral letter of credit facility (the “2005 L/C Facility”). On May 17, 2005 we signed the new five-year EUR 2 billion May 2005 Credit Facility, which has more favorable terms and conditions than the December 2003 Credit Facility. Under the May 2005 Credit Facility, we are subject to financial and other covenants, including maintaining a certain leverage ratio. We intend to use this facility for general corporate purposes and the issuance of letter of credit. The facility remained undrawn at the end of 2005 except for EUR 588 million (USD 696 million) used for letters of credit. As of March 28, 2006, the facility remained undrawn except for EUR 653 million (USD 774 million) used for letters of credits. For further details, see Note 26 to our consolidated financial statements included in this annual report.

Assessment of liquidity and capital resources

Based on our current operating performance and strengthened liquidity position, we believe that cash provided by operating activities and available cash balances will be sufficient for our working capital, capital expenditures, interest payments, litigation settlement and scheduled debt repayment requirements for the next 12 months and the foreseeable future. We will continue to assess our liquidity position and potential sources of supplemental liquidity in view of our operating performance and other relevant circumstances. We have certain off-balance sheet commitments and contingencies that may have significant future cash requirements. For additional information about our commitments and contingent liabilities, see the discussion in “Contractual obligations” and “Off-balance sheet arrangements” below and in Note 35 to our consolidated financial statements included in this annual report.

Credit ratings

Our credit ratings are periodically reviewed by credit rating agencies and communicated to financial markets and investors. Our Road to Recovery strategy and progress over the past three years have positively impacted the ratings assigned to Ahold by Moody’s and S&P’s. Improving these ratings is an important part of our overall management strategy as they serve to lower our cost of funds and to facilitate our access to a variety of lenders and markets. We are focused on working towards meeting what we understand to be the criteria for investment grade rating from the two applicable rating agencies.

The following table sets forth our credit ratings as of January 1, 2006 and January 2, 2005:

	January 1, 2006	January 2, 2005
Moody’s
Long-term rating (corporate family rating)	Ba2	Ba2
Outlook	Positive	Positive

Standard & Poor’s
Long-term rating (local and foreign issuer)	BB+	BB
Outlook	Stable	Positive

On August 5, 2005 S&P’s raised our long-term corporate credit ratings to ‘BB+’ from ‘BB’ and assigned a stable outlook. At the same time, S&P’s raised the ratings of our senior unsecured notes to ‘BB’ from ‘BB-’ and affirmed our ‘B’ short-term corporate credit rating.

On January 16, 2006, Moody’s upgraded our corporate family rating and senior unsecured debt term rating to Ba1 from Ba2 and maintained our positive outlook. On February 4, 2005, Moody’s maintained our corporate family rating (formerly senior implied rating) at Ba2 and raised our issuer rating and our senior unsecured debt rating to Ba2 from Ba3, raised our subordinated debt rating to Ba3 from B1 and confirmed our positive outlook.

Cash flows

Over the past three years through our successful execution of the Road to Recovery strategy, substantial cash generation has resulted primarily from the completion of the 2003 Rights Offering, which generated net proceeds of EUR 2.9 billion in 2003, as well as the divestment of non-core businesses and underperforming assets that contributed net cash flow proceeds, net of cash divested, of EUR 989 million, EUR 931 million and EUR 274 million in 2005, 2004 and 2003, respectively. The cash we generated was partially used to reduce gross debt by EUR 2.3 billion, EUR 1.5 billion and EUR 2.1 billion in 2005, 2004 and 2003, respectively. We believe that our continued focus on cash flow generation will allow us to continue to strengthen our balance sheet, to build a solid platform for funding organic and strategic growth and to pursue further cost reduction opportunities and working capital efficiencies.

For a further discussion on cash flows, see Note 32 to our consolidated financial statements included in this annual report.

AHOLD ANNUAL REPORT 2005	75

> Management’s discussion & analysis

The following table sets forth our net change in cash for 2005 and 2004:

	2005	2004

Euros in millions	(52 weeks)	(53 weeks)
Net cash from operating activities	1,897	2,193
Net cash from investing activities	159	(164)
Net cash before financing activities	2,056	2,029

Net cash from financing activities	(3,193)	(2,004)
Net change in cash	(1,137)	25

Net cash from operating activities

Our operating cash flow from continuing operations declined by EUR 99 million compared to 2004. Cash used for working capital in 2005 was approximately EUR 1 million lower than in 2004 and accounts payable improved. In 2005, the change in provisions included a cash contribution of USD 288 million (EUR 236 million) that was made to the pension plans in the U.S.

In addition, operating cash flow from discontinued operations was significantly lower in 2005 (a decrease of EUR 197 million compared to 2004) due to the completion of our divestment program in 2005.

Net cash from investing activities

Net cash from investing activities in 2005 reflected a EUR 323 million reduction in cash outflows compared to 2004. This was primarily caused by the higher divestments of subsidiaries, net of cash divested, as well as the lower net cash used for investments in joint ventures and associates in 2005. In addition, 2004 reflected cash used for our acquisition of an additional 20% interest in ICA (10% of which we transferred to our joint venture partner), a significant portion of which was offset by the receipt of the extraordinary dividend of approximately EUR 364 million from ICA. Cash used for business acquisitions was higher compared to 2004, due to the acquisition of the Julius Meinl stores in the Czech Republic. The total capital expenditures were lower in 2005 compared to 2004 due to lower purchases and higher divestments of property, plant and equipment and intangible assets. Divestments of property, plant and equipment are generally related to the sale of individual stores, shopping centers or plots of land that were no longer in use or were being held for sale and also includes proceeds from sale-leaseback transactions. The majority of the capital expenditures in 2005 were for new stores, remodels, replacements and supply chain infrastructure improvements. Of our total capital expenditures in 2005, approximately 60% was related to

U.S. retail activities, approximately 25% was related to retail activities in Europe and approximately 15% was related to U.S. Foodservice.

Investing cash flow from continuing operations improved by EUR 241 million compared to 2004 and investing cash flow from discontinued operations improved by EUR 82 million compared to 2004.

Net cash from financing activities

Net cash from financing activities in 2005 reflected higher cash outflows of EUR 1,189 million, compared to 2004. In 2005, we redeemed total long-term debt of EUR 2.9 billion, consisting mainly of the redemption in June 2005 of the EUR 1,500 million 6.375% notes of Ahold Finance USA and the bond buy back in October 2005 of EUR 1,000 million equivalent of portions of three series of our notes, offset by a gain of EUR 481 million from unwinding swaps related to the redemption and buy back of these notes. For more disclosure about our debt redemption, see “Debt” below. Our 2004 cash flow used for financing activities was impacted by the early redemption in June 2004 of our 4% EUR 920 million notes that otherwise would have matured in May 2005.

Debt

Our total gross debt was approximately EUR 7.7 billion and EUR 10 billion as of January 1, 2006 and January 2, 2005, respectively.

The following table sets forth a breakdown of our gross debt:

Euros in millions	2005	2004
Loans incl. current portion	5,123	7,578
Finance lease liabilities incl. current portion	1,362	1,164
Cumulative preferred financing shares	666	666
Short-term borrowings	597	612
Total gross debt	7,748	10,020

In 2005, our loans, including the current portion, decreased by EUR 2.5 billion or 32.4%. Of this decrease, EUR 2.9 billion was attributable to the repayment of loans. Such decrease was partially offset by unfavorable changes in exchange rates, principally between the U.S. dollar and the euro, of approximately EUR 0.3 billion. A total of EUR 0.3 billion of our long-term debt will mature in 2006 and EUR 4.9 billion between 2007 and 2031, of which EUR 1.2 billion is due in 2008. The long-term debt due in 2006 is predominantly related to the 6.25% EUR 227 million notes issued by Croesus, Inc. (which merged into Ahold

U.S.A., Inc. on December 5, 2005) that mature on November 28, 2006 (swapped to USD liability of USD 296 million at a fixed interest rate of 7.152%), which we will pay from our cash balances.

During 2005 we repaid the following indebtedness:

•	In February 2005 Schuitema repaid a EUR 35 million installment of a EUR 135 million loan, and in June 2005 we early redeemed the remaining EUR 100 million. Schuitema replaced this indebtedness with a facility from a syndicate of banks, consisting of a EUR 100 million loan that matures in March 2012 with an amortizing principal through maturity, and revolving loan with a capacity of EUR 75 million that matures in June 2010.
•	In June 2005 Ahold Finance USA repaid EUR 1,500 million notes.
•	In September 2005 we redeemed a CZK 3,000 million (EUR 103 million) note.
•	In December 2005 we redeemed EUR 91 million notes.

Additionally on October 20, 2005 we announced the successful close of solicitations of offers to sell up to EUR 1,000 million equivalent of bonds in the bond buy back offer launched on October 11, 2005 that resulted in the following redemptions as of October 24, 2005:

•	GBP 250 million of the GBP 500 million notes with original maturity of March 14, 2017.
•	EUR 193 million of the EUR 600 million notes with original maturity of March 14, 2012.
•	EUR 437 million of the EUR 1,500 million notes with original maturity of May 9, 2008.

For a detailed discussion of our debt, see Notes 26, 27, 28 and 30 to our consolidated financial statements included in this annual report.

We have a Euro Medium Term Note (“EMTN”) Program, of which we had outstanding in aggregate of EUR 2.4 billion in notes as of January 1, 2006. The notes have maturities ranging from 2007 through 2031. Notes issued under the EMTN program contain customary restrictive covenants, including negative pledge covenants. We cannot issue any additional debt under the EMTN Program until the program documentation is updated.

Group credit facility

On February 15, 2005, we terminated the December 2003 Credit Facility, which had an original maturity date of December 17, 2006. Stop & Shop, one of our subsidiaries, entered into the 2005 L/C Facility on the same day. The 2005 L/C Facility had an original maturity of June 30, 2005 and provided available capacity of up to USD 700 million in letters of credit.

The letters of credit that were outstanding under the December 2003 Credit Facility at the time of its termination were transferred to the 2005 L/C Facility and were collateralized through a cash deposit of USD 573 million in the name of our subsidiary Stop & Shop.

On May 17, 2005, we signed a new five-year EUR 2,000 million syndicated multi-currency unsecured credit facility, which has more favorable terms and conditions compared to the December 2003 Credit Facility. The May 2005 Credit Facility provides for a sublimit for the issuance of letters of credit up to USD 800 million. All aggregate outstanding letters of credit under the 2005 L/C Facility were transferred to the May 2005 Credit Facility prior to the termination of the 2005 L/C Facility. Under the May 2005 Credit Facility, we are subject to financial and other covenants, that include maintaining a certain leverage ratio.

For a detailed discussion of the May 2005 Credit Facility, see Note 26 to our consolidated financial statements included in this annual report.

U.S. Foodservice securitization program

At the outset of 2005, U.S. Foodservice and certain of its subsidiaries participated in separate accounts receivable securitization programs. On May 6, 2005 these two securitization programs were merged into one. Under the program U.S. Foodservice and certain of its subsidiaries sell, on a revolving basis, their eligible receivables to a wholly-owned, special purpose, bankruptcy remote subsidiary of U.S. Foodservice (“Receivables Company”) which in turn, transfers its rights in the receivables to a special purpose entity (the “Master Trust”) which then issues certificates, representing interests in the accounts receivable held in the name of the Master Trust, to third-party investors. We consolidate the special purpose entity and the receivables have not been derecognized from our consolidated balance sheets. The maximum purchaser group limit under the securitization program is USD 1,020 million (EUR 861 million). The aggregate amount of outstanding balances under the accounts receivable securitization program was USD 620 million (EUR 524 million) and USD 702 million (EUR 518 million), as of January 1, 2006 and January 2, 2005, respectively. The cost associated with the sale of the interests in the receivables ranged from 2.4% and 4.2% during 2005, plus fees and expenses. Under the terms of the accounts receivables programs, these proceeds are legally restricted to the Master Trust. As of January 1, 2006 and January 2, 2005, such restricted receivables collection proceeds held by Ahold amounted to USD 122 million (EUR 103 million) and USD 93 million (EUR 79 million), which are included in cash and cash equivalents in the balance sheets. The funds received from the Master

AHOLD ANNUAL REPORT 2005	77

> Management’s discussion & analysis

Trust on a revolving basis have been used to redeem the short-term borrowings that have been recognized by the Receivables Company. Losses in the form of discounts on the sale of receivables, primarily representing interest, totaled USD 26 million (EUR 21 million) and USD 17 million (EUR 14 million) in 2005 and 2004, respectively, and are included in our consolidated statements of operations in interest expense.

For a further discussion, see Note 21 to our consolidated financial statements included in this annual report.

CONTRACTUAL OBLIGATIONS

We have various contractual obligations and we must include some of these as liabilities in our consolidated balance sheets, including loans and short-term borrowings and finance lease liabilities. There are others, including operating lease commitments, capital investment, commitments, purchase obligations and pension liabilities, which we do not need to include as liabilities on our consolidated balance sheets, but which we must disclose. The following table summarizes our contractual obligations as of January 1, 2006:

	Payments due by period

Euros in millions	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Loans including current portion [1]	5,138	260	1,711	1,146	2,021

Short-term borrowings	597	597	–	–	–
Finance lease liabilities [2]	1,362	64	121	121	1,056
Operating lease commitments [3]	7,480	686	1,220	1,014	4,560
Capital investment commitments [4]	485	394	66	17	8
Purchase commitments [5]	2,931	1,141	1,434	203	153
Pension liabilities [6]	4,110	142	297	323	3,348
Total [7]	22,103	3,284	4,849	2,824	11,146

1	These amounts do not include a total of EUR 588 million of issued letters of credit as of January 1, 2006, all of which were issued under the May 2005 Credit Facility. These amounts also exclude EUR 15 million of deferred financing costs. For more information on our loans, see Note 26 to our consolidated financial statements included in this annual report.
2	Finance lease liabilities are principally for buildings. For more information on finance leases, see Note 27 to our consolidated financial statements included in this annual report.
3	Operating lease commitments represent the minimum rents payable. Amounts are not offset by expected sublease income. For more information on operating leases, see Note 35 to our consolidated financial statements included in this annual report.
4	Capital investment commitments represent investments in land, building, improvements, property, plant and equipment. We had capital investment commitments outstanding as of January 1, 2006 in the amount of EUR 119 million and EUR 366 million related to investments in Europe and the U.S., respectively.
5	Purchase commitments include open purchase orders outstanding as of January 1, 2006 for merchandise, both for resale and not-for resale, and other contracts with vendors that contain minimum purchase requirements. This does not include purchase contracts for which we have received advance vendor allowances, which typically may be terminated without satisfying the purchase commitments upon repayment of the unearned portions of the advance vendor allowances.
6	Pension liabilities represent the projected benefit obligation for our defined benefit plans. In addition to this obligation, we also had related plan assets with a fair value of EUR 3.3 billion as of January 1, 2006. As a result, our unfunded obligation was EUR (0.8) billion as of January 1, 2006. For more information on pensions and other retirement benefits, see Note 24 to our consolidated financial statements included in this annual report.
7	This does not include the USD 1.1 billion (EUR 937 million) relating to the settlement of the Securities Class Action, which is pending final court approval. The USD 1.1 billion (EUR 937 million) includes USD 9 million (EUR 8 million) as compensation to the VEB for facilitating the global settlement. As a result of the settlement, we recorded a charge in operating income in 2005 of EUR 803 million, which includes insurance proceeds.

OFF-BALANCE SHEET ARRANGEMENTS

In addition to the obligations recorded on our balance sheet, we have certain commitments and contingencies that may result in future cash requirements. These include the capital commitments, operating lease commitments, purchase commitments and the other contractual obligations we have discussed above. They also include (1) guarantees for franchisees and for other third-parties and (2) the contingent liabilities discussed below. For additional information about our commitments and contingent liabilities, see Note 35 to our consolidated financial statements included in this annual report.

Guarantees

Guarantees to third parties have been issued by Ahold totaling EUR 831 million and EUR 270 million as of January 1, 2006 and January 2, 2005, respectively. The increase in guarantees was mainly attributable to the contingent liability associated with the divestment of the BI-LO and Bruno’s chains. All guarantees are corporate guarantees and have been provided as assurance for an Ahold subsidiary, franchisee, divested entity or joint venture.

For a further discussion on guarantees, see Notes 26, 27 and 35 to our consolidated financial statements included in this annual report.

Contingent liabilities

Representations, warranties and indemnities

In disposing of assets or businesses, we have provided in the relevant sales agreements certain customary representations and warranties including but not limited to, completeness of books and records, title to assets, schedule of material contracts and arrangements, litigation, permits, labor matters and employee benefits and taxes. We also in certain cases have agreed to indemnify the buyer against certain risks. We are unable to estimate the potential liability from such indemnities or claims relating to representations and warranties because they relate to unknown conditions. However, we have no reason to believe that these uncertainties would have a material adverse effect on our financial position, results of operations or liquidity. For a more detailed discussion of such representations, warranties and indemnities in connection with our disposition of assets or businesses, see Note 35 to our consolidated financial statements included in this annual report.

Third-party leases

In connection with the spin-off of Bradlees Stores, Inc. (“Bradlees”) in 1992, Stop & Shop assigned to Bradlees certain real property leases and guaranteed certain of such leases under a Master Agreement and Guarantee, dated May 1, 1992 (the “Master Agreement”). In connection with the Bradlees’ bankruptcy in 2000, a number of the real property leases assigned to Bradlees in 1992 were assumed and assigned to third parties. Pursuant to applicable law, Stop & Shop may be contingently liable to landlords under certain of these leases. For additional information with respect to these leases, see Note 35 to our consolidated financial statements included in this annual report.

We also are contingently liable for leases that have been assigned to various third parties in connection with facility closings and asset dispositions. We could be required to assume leases if any of the assignees are unable to fulfill their lease obligations. Since the assignments have been made to numerous and different third parties and because we have available various remedies, we believe the likelihood that we will be required to assume a material amount of these obligations is remote.

Insurance

U.S. Foodservice and our U.S. retail operating companies are insured through our wholly owned, captive insurance subsidiary, MollyAnna, for certain losses related to our self-insurance and high deductible programs for general liability, workers’ compensation and commercial vehicle liability. MollyAnna provides insurance policies to our operating companies which have policy limits per occurrence of

USD 2 million for general liability, USD 5 million for workers’ compensation and USD 5 million for commercial vehicle liability. The expected ultimate cost of claims is estimated based upon analysis of historical data and actuarial assumptions. Our future loss payments are therefore inherently uncertain. We record a provision for this self-insurance program on our balance sheets, which is actuarially determined based on claims filed and an estimate of claims incurred but not reported. See Note 25 to our consolidated financial statements included in this annual report.

Litigation

As a result of issues that were announced on February 24, 2003 and subsequently, we, some of our subsidiaries and certain of our and their current and former directors, officers and employees have been named in a number of civil lawsuits and class actions.

In addition, we have indemnified the aforementioned directors, officers and employees for expenses that they have incurred as a result of the investigations and legal proceedings discussed above. We expect to incur further expenses to indemnify, advance to or reimburse such persons for fines, liabilities, fees and expenses that they may face as a result of related investigations and legal proceedings.

We are a party to legal proceedings in connection with certain Bradlees leases that we have guaranteed. In 2002, the landlord made written demands to Stop & Shop to pay certain so-called “rental increases” allegedly due under the Master Agreement in connection with certain leases. Stop & Shop disputes that it owes these amounts and instituted an action seeking a declaration that it is not obligated to pay the rental increases demanded by the landlord. We have not recorded a liability for this matter because, based on the information presently available to us, we cannot conclude that a loss is probable.

We are also party to various other legal proceedings and investigations relating to our businesses.

For a more detailed discussion of the various investigations and legal proceedings in which we are involved, see “Risk factors – Risks relating to pending investigations and legal proceedings,” and Note 35 to our consolidated financial statements included in this annual report.

AHOLD ANNUAL REPORT 2005	79

> Management’s discussion & analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Background

The preparation of our consolidated financial statements requires management to make a number of estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, of revenues and expenses and the disclosure of contingent assets and liabilities. Estimates and assumptions may differ from future actual results. The following are our significant critical accounting policies, estimates and judgments:

•	Impairment of non-current assets
•	Pensions and other post-retirement benefit plans
•	Claims and provisions
•	Vendor allowances
•	Income taxes
•	Leases and sale and lease back transactions
•	Equity method accounting of ICA

The estimates and assumptions used in each of our significant critical accounting policies are discussed in further detail below. For additional information on these and other accounting policies, see Notes 3 and 37 to our consolidated financial statements included in this annual report. Management, along with our independent auditor, has discussed the critical accounting policies with the Audit Committee.

Impairment of non-current assets

We evaluate our non-current assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Regardless of the existence of impairment indicators, non-current assets with indefinite lives (goodwill and brand names) are tested for impairment at least annually.

In evaluating our non-current assets with finite lives under IFRS, we compare the carrying amount of an asset (or the cash generating unit to which the asset belongs) to the recoverable amount defined as the higher of the fair value less cost to sell and the value in use. Under US GAAP, we measure asset recoverability by comparing the carrying amount of an asset to the sum of the undiscounted cash flows we expect to result from the use of the asset plus the proceeds from its eventual disposal. If the carrying value is higher than the undiscounted cash flows, the impairment loss is calculated based on discounted cash flows. We group non-current assets at the lowest level of identifiable cash flows for this analysis. If we consider the assets impaired, the impairment loss is measured under both IFRS and US GAAP as being the amount by which the carrying amount of the assets exceeds the recoverable amount of the assets. We recognize this as a charge to operating income. Determining whether non-current assets are impaired requires an estimation of the recoverable amount of the asset, which includes estimating expected future cash flows and deciding the appropriate discount rates of future cash flows.

For the purpose of impairment testing, we allocate goodwill to cash generating units (“CGUs”) which are expected to benefit from a business combination. Impairment testing for these CGUs is similar to the testing process described above. For US GAAP we assess goodwill impairment using a two-step process. The initial step we use to identify potential goodwill impairment is to compare an estimate of the fair value of our reporting units to their carrying value, including goodwill. We use discounted expected future cash flows to determine the fair value of our reporting units. We recognize an impairment loss if the estimated fair value is less than the carrying amount. If such carrying amount exceeds fair value, US GAAP requires a second step of comparing the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill to measure the amount of the goodwill impairment loss. We determine the implied fair value of goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities of the reporting unit in a manner similar to the way we allocate purchase price to a newly acquired reporting unit. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

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

The following table shows the amount of impairment loss we would recognize for goodwill if we increased or decreased our discounted future net cash flows by 10%:

Euros in millions	IFRS	US GAAP
Actual goodwill impairment losses	19	3

Goodwill impairment losses if discounted future net cash flows increased by 10.0%	19	3

Goodwill impairment losses if discounted future net cash flows decreased by 10.0%	19	14

For a full discussion of our accounting treatment of non-current assets, see Notes 3 and 14 through 17 to our consolidated financial statements included in this annual report.

Pensions and other retirement benefit plans

We sponsor several defined benefit plans and defined contribution plans for employees, primarily in the U.S. and the Netherlands. The defined benefit pension plans pay benefits to employees at retirement using formulas based on participants’ years of service and compensation. Supplemental plans are maintained for officers and executives of our U.S. operating companies. We fund these supplemental plans as claims are incurred. We provide life insurance and healthcare benefits for certain retired employees meeting age and service requirements at our U.S. subsidiaries. These plans are also funded as claims are incurred. We also contribute to various multi-employer pension plans in the U.S. that are administered by unions. These are generally accounted for as defined contribution plans. The terms of the applicable collective bargaining agreements define the amounts that we must contribute to each such plan and when we must make these contributions.

Recognized pensions and other retirement benefit liabilities reflect our best estimate of the future cost of honoring our obligations under these benefit plans. We believe the accounting estimate relating to costs for pensions and other retirement benefit plans is a critical accounting estimate because changes in it can materially affect the projected benefit obligations and net periodic pension costs.

We use actuarial calculations when accounting for defined benefit plans. These calculations contain key assumptions, which include discount rate, the expected long-term rate of return on plan assets and the rates of increase in compensation and health care costs, employee turnover, mortality and retirement ages and claim rates under medical plans. We apply the corridor approach in recognizing differences between actual results and those expected based on the assumptions (i.e. actuarial gains and losses). If, for a specific plan, the net unrecognized actuarial gains and losses at the balance sheet date exceed the greater of 10% of the fair value of the plan assets and 10% of the defined benefit obligation, the excess is taken into account in determining net periodic expense for the subsequent period. The amount then expensed in the subsequent period is the excess divided by the expected remaining average working lives of employees covered by that plan. The assumptions for the calculations are highly uncertain and require a large degree of judgment. Each year we review the key assumptions used in the determination of the pension plan obligations and net periodic pension cost. The pension plan obligations are determined at December 31. The discount rate is based on interest rates of high-quality corporate bonds denominated in the currency in which the benefits will be paid, and that have an average duration consistent with the expected duration of the related pension liabilities.

The following table shows the effect on our pension obligations and on net periodic benefit cost as a result of a 0.1% change in the discount rate. Dutch pension plans and U.S. pension plans are shown in the aggregate:

Euros in millions	Dutch pension plans	U.S. pension plans
0.1% increase
Pension benefit obligations at year-end 2005	(40)	(21)
Net periodic benefit cost 2005	(2.5)	(2.5)
Net periodic benefit cost 2006	(1.7)	(1.9)

0.1% decrease
Pension benefit obligations at year-end 2005	40	21
Net periodic benefit cost 2005	2.6	2.5
Net periodic benefit cost 2006	1.7	2.8

For a full discussion of our accounting treatment of pensions and other retirement benefit plans, see Notes 3 and 24 to our consolidated financial statements included in this annual report.

Claims and provisions

We are party to a number of legal proceedings arising out of our business operations. Such legal proceedings are subject to inherent uncertainties. Management, where appropriate supported by internal and external legal counsels, determines whether it is more likely than not that an outflow of resources will be required to settle an obligation. If this is the case, the amount of the outflow of resources has to be estimated and a provision is recognized for the best estimate of the expenditure required to settle the obligation. Material obligations for which an outflow of resources is reasonably possible, but not more likely than not, or of which no reliable estimate can be made, are disclosed a contingent liabilities but no provision is made.

Furthermore, we are self-insured for certain potential losses that may arise in our U.S. operating companies for losses related mainly to general liability, commercial vehicle liability and workers’ compensation. We have stop-loss coverage to limit the exposure arising from these claims. It is our policy to recognize our self-insurance program liabilities based on claims filed, along with an estimate of

AHOLD ANNUAL REPORT 2005	81

> Management’s discussion & analysis

claims incurred but not yet reported in addition to expenses incurred in the claim settlement process that can be directly associated with specific claims. We recognize estimates for claims using actuarial information, which is based on various assumptions that include, but are not limited to, historical loss experience, projected loss development factors, actual payroll costs, estimated changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation and economic conditions. The provision is discounted based on the risk-free rate associated with the estimated payments of the liability, which, as of January 1, 2006, was 4.34%.

For a full discussion of our accounting treatment for claims and provisions, including our self-insurance program, see Notes 3 and 25 to our consolidated financial statements included in this annual report.

Vendor allowances

We receive various types of vendor allowances, including volume-based allowances and promotional allowances. These allowances take the form of up-front payments (such as lump sum payments or prepaid amounts), rebates (in the form of cash or credits) or other forms of payment.

We treat the allowances we receive from vendors as a reduction in the price paid for the product, unless there is clear evidence that it should be classified as revenue or a reimbursement of costs. We recognize vendor allowances only where there is evidence of a binding arrangement with the vendor and receipt is both probable and estimable. Any allowances relating to product that is still in ending inventories are deferred until the related product is sold.

The accounting for vendor allowances requires a number of estimates. First, we must estimate the allowances that are earned based on fulfillment of our related obligations, many of which require us to estimate the volume of purchases that will be made during a period of time. Secondly, we need to estimate the amount of related product that was sold to the customer and the amount that remains in ending inventories and accordingly allocate the allowance to cost of sales or inventories. We make this estimate based on the turnover of the inventories and allocate a portion of the related vendor allowance to ending inventories until such product is estimated to be sold to customers.

The amounts posted for vendor allowances remain subject to estimates that may differ from actual outcomes. We evaluate our vendor allowance arrangements on a regular basis to assess the probability that relevant volume milestones will be achieved, based on actual sales and purchase levels to date and expected sales or purchase levels for the remainder of the year.

For a full discussion of our accounting treatment of vendor allowances, see Note 3 to our consolidated financial statements included in this annual report.

Income taxes

We are subject to income taxes in several tax jurisdictions and have to comply with the tax laws of these jurisdictions. Significant judgment is required in determining the consolidated provision for income taxes. The ultimate tax effects of certain transactions can be uncertain for a considerable period of time, requiring management to estimate the related current and deferred tax provisions. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of such matters differs from the amounts that were initially recognized, such differences will impact the income tax expense and the deferred tax positions in the period in which such determinations are made.

We have material tax loss carry forward positions, for which deferred tax assets are recognized to the extent that it is probable that future taxable income, as estimated from time to time by management, will be available against which these tax losses can be utilized.

For a full discussion of our accounting treatment of income taxes, see Notes 3 and 11 to our consolidated financial statements included in this annual report.

Leases and sale and lease back transactions

Determining whether a lease agreement is a finance or an operating lease requires judgment as to whether the agreement transfers substantially all the risks and rewards of ownership to us. Judgment is required on various aspects that include, but are not limited to, the fair value of the leased asset, the economic life of the leased asset, whether or not to include renewal options in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments. Classification as a finance or operating lease determines whether the leased asset is treated on-balance or off-balance.

In sale and leaseback transactions, the classification of the leaseback determines how the gain or loss on the transaction is recognized. It is either deferred and amortized (finance lease) or recognized immediately (operating lease). In classifying the leaseback, similar judgments have to be made as described above.

Equity method accounting of ICA

We account for our joint venture ICA under the equity method, although its investment comprises of 60% of the shares. The determination whether the 60% ownership constitutes control requires significant judgment. The 60% shareholding interest in ICA does not entitle us to unilateral decision-making authority over ICA due to the shareholders agreement with our joint venture partner, which provides that certain decisions will be made only on the basis of mutual consent. On the basis of the shareholders agreement with our joint venture partner, we concluded that we have no control over ICA and, consequently, we do not consolidate ICA’s financial statements.

FUTURE ACCOUNTING CHANGES

We will be subject to new accounting guidelines under IFRS and US GAAP, including the following two:

In 2004 the International Financial Reporting Interpretations Committee (the “IFRIC”), the IASB’s interpretive body, issued IFRIC Interpretation 4 “Determining whether an Arrangement contains a Lease” (“IFRIC 4”). IFRIC 4 provides guidance for determining whether certain arrangements that do not take the legal form of a lease but convey a right to use an asset are, or contain, leases that should be accounted for in accordance with the lease accounting standard. IFRIC 4 is effective for annual periods beginning on or after January 1, 2006. We are in the process of evaluating the impact, if any, of the adoption of IFRIC 4 on our financial results or position.

In October 2005, the Financial Accounting Standards Board (the “FASB”) issued FSP No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period” (“FSP 13-1”). FSP 13-1 requires rental costs associated with operating leases that are incurred during a construction period to be recognized as rental expense beginning with 2006. We have historically capitalized rental costs incurred during a construction period under US GAAP as well as IFRS. We will apply the new guidance under IFRS beginning with 2006. This voluntary change in accounting policy will be applied prospectively from the earliest date practicable. We are in the process of evaluating the impact of FSP 13-1 on our future financial results or position.

For a full discussion of future accounting changes, see Notes 2 and 37 to our consolidated financial statements included in this annual report.

RISK MANAGEMENT AND USE OF FINANCIAL INSTRUMENTS AND DERIVATIVES

Our primary market risk exposures, similar to 2004, relate to currency foreign exchange rates and interest rate fluctuations and commodity price fluctuations. These fluctuations could have a negative impact on our net income and financial position. In order to manage the risk arising from these exposures, we may utilize a variety of foreign exchange, interest rate and commodity forward contracts and swaps. We use such derivative financial instruments and conventional financial instruments for the purpose of reducing our risk by hedging the underlying economic exposures. We do not enter into derivative financial instruments for trading or speculative purposes. Most of our derivatives are over-the-counter instruments.

Foreign currency risk

We are exposed to foreign currency exchange translation risk. A substantial portion of our assets, liabilities and operating results are denominated in foreign currencies, primarily the U.S. dollar. We are subject to foreign currency exchange risk due to exchange rate movements in connection with the translation of the operating results and the assets and liabilities of our foreign subsidiaries into euros for inclusion in our consolidated financial statements. We do not use financial instruments to hedge the translation risk related to our foreign currency denominated subsidiaries, joint ventures and associates.

We are also exposed to foreign exchange currency transaction risk, including lease payment obligations and firm purchase commitments denominated in foreign currencies. To protect the value of future settlements of such transactions, including receivables and accounts payable denominated in foreign currencies, we enter into derivative financial instruments, including forward contracts and currency swaps. It is our policy to cover foreign exchange currency transaction exposure in relation to existing assets, liabilities and firm commitments.

For a full discussion on foreign currency risk, including a tabular sensitivity analysis, see Note 34 to our consolidated financial statements included in this annual report.

Interest rate risk

Our interest rate risk arises primarily from borrowings. We are most vulnerable to changes in euro and U.S. dollar interest rates and, to a lesser extent, to changes in British pound and Japanese yen interest rates. To manage interest rate risk, we have an interest rate management policy aimed at reducing volatility in our interest expense and maintaining a target percentage of our borrowings in fixed rate instruments. Our financial position is largely fixed by

AHOLD ANNUAL REPORT 2005	83

> Management’s discussion & analysis

long-term debt issues and derivative financial instruments such as floating-to-fixed interest rate swaps and cross-currency floating-to-fixed interest rate swaps, which allow us to maintain a target range of floating interest rate debt. Occasionally we enter into fixed-to-floating interest rate swaps to hedge fair value interest rate risk arising where fixed rate borrowings are in excess of the target. As of January 1, 2006 approximately EUR 1.0 billion or 22% of our long-term borrowings (excluding our finance lease liabilities, financing obligations and our cumulative preferred financing shares, but including interest rate swaps) bear interest on a floating rate basis.

For a full discussion on interest rate risk, including a tabular sensitivity analysis, see Note 34 to our consolidated financial statements included in this annual report.

Commodity price risk

We are exposed to the risk of an increase in the prices of fuels that are used in the transportation of goods primarily in our U.S. operations. Fuel price volatility is caused by supply conditions, political and economic variables and other unpredictable factors. In addition to fixed price contracts, we may use commodity derivative contracts to hedge against fuel price risk for our expected consumption. As of January 1, 2006, no commodity contracts were outstanding, but we may enter into such contracts in the future.

The foregoing discussion about our risk management activities includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ materially from those provided in the forward-looking statements, depending on market conditions.

Financial statements

AHOLD ANNUAL REPORT 2005	85

Consolidated statements of operations

Euros in millions, except per share data	Note	2005	2004
Net sales	6	44,496	44,610
Cost of sales		(35,290)	(35,398)
Gross profit		9,206	9,212

Operating expenses
Selling expenses		(6,545)	(6,475)
General and administrative expenses		(1,610)	(1,814)
Settlement securities class action		(803)	–
Total operating expenses	7, 8, 9	(8,958)	(8,289)
Operating income		248	923

Net financial expense
Interest income		89	66
Interest expense		(678)	(770)
Gain (loss) on foreign exchange		(1)	43
Other financial income (expense)	10	(56)	380
Net financial expense		(646)	(281)

Share in income of joint ventures and associates	18	155	138
Income (loss) before income taxes		(243)	780

Income taxes	11	205	(147)
Income (loss) from continuing operations		(38)	633

Income from discontinued operations	12	197	265
Net income		159	898

Attributable to:
Common shareholders of Ahold		133	885
Minority interests		26	13
Net income		159	898

Income (loss) per share from continuing operations attributable to common shareholders	13
Basic		(0.04)	0.40
Diluted		(0.04)	0.40
Income per share from discontinued operations attributable to common shareholders	13
Basic		0.13	0.17
Diluted		0.13	0.17
Net income per share attributable to common shareholders	13
Basic		0.09	0.57
Diluted		0.09	0.57
Weighted average number of common shares outstanding (x 1,000)	13
Basic		1,554,713	1,553,007
Diluted		1,554,713	1,553,240

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of recognized income and expense

Euros in millions	2005	2004
Net income	159	898

Exchange rate differences in foreign interests	610	(313)
Recognition of cumulative translation differences related to divestments	24	1
Gains (losses) on cash flow hedges – net	(34)	27
Other – net	–	(15)
Income and expense recognized directly in equity	600	(300)

Total recognized income and expense	759	598

Attributable to:
Common shareholders of Ahold	733	585
Minority interests	26	13
Total recognized income and expense	759	598

AHOLD ANNUAL REPORT 2005	87

Consolidated balance sheets

Euros in millions, before appropriation of current year result	Note	January 1, 2006	January 2, 2005
Assets

Non-current assets
Property, plant and equipment	14	7,487	6,506
Investment property	15	456	466
Goodwill	16	2,263	1,961
Other intangible assets	17	536	537
Investments in joint ventures and associates	18	799	828
Deferred tax assets	11	638	611
Other financial assets	19	429	659
Total non-current assets		12,608	11,568

Current assets
Inventories	20	2,376	2,184
Income taxes receivable		159	95
Receivables	21	2,304	2,089
Other current assets		207	651
Cash and cash equivalents	22	2,228	3,205
Assets held for sale	12	123	1,582
Total current assets		7,397	9,806

Total assets		20,005	21,374

The accompanying notes are an integral part of these consolidated financial statements.

Euros in millions, before appropriation of current year result	Note	January 1, 2006	January 2, 2005
Group equity and liabilities

Share capital		389	389
Additional paid-in capital		13,422	13,416
Legal reserves		596	(1)
Accumulated deficit		(9,889)	(10,801)
Net income attributable to common shareholders of Ahold		133	885
Equity attributable to common shareholders of Ahold	23	4,651	3,888
Minority interests		64	64
Group equity		4,715	3,952

Non-current liabilities
Pensions and other retirement benefits	24	604	740
Deferred tax liabilities	11	58	64
Provisions	25	536	476
Loans	26	4,867	5,812
Finance lease liabilities	27	1,298	1,077
Cumulative preferred financing shares	28	666	666
Other non-current liabilities	29	380	310
Total non-current liabilities		8,409	9,145

Current liabilities
Provisions	25	1,230	222
Loans	26	256	1,766
Finance lease liabilities	27	64	87
Short-term borrowings	30	597	612
Income taxes payable		5	294
Payroll taxes, social security and VAT		159	173
Accounts payable		3,206	2,744
Accrued expenses		799	921
Other current liabilities	31	549	551
Liabilities related to assets held for sale	12	16	907
Total current liabilities		6,881	8,277

Total group equity and liabilities		20,005	21,374

The accompanying notes are an integral part of these consolidated financial statements.

AHOLD ANNUAL REPORT 2005	89

Consolidated statements of cash flows

Euros in millions	Note	2005	2004
Cash flows from operating activities
Cash generated from operations	32	1,985	2,124
Income taxes paid		(64)	(104)
Operating cash flows from continuing operations		1,921	2,020
Operating cash flows from discontinued operations		(24)	173
Net cash from operating activities		1,897	2,193

Cash flows from investing activities
Purchase of property, plant and equipment and other intangible assets		(1,231)	(1,265)
Divestments of property, plant and equipment and other intangible assets		232	217
Acquisition of subsidiaries, net of cash acquired	32	(32)	(7)
Acquisition of interests in joint ventures and associates		(13)	(500)
Dividends from joint ventures and associates		63	425
Divestment of subsidiaries, net of cash divested	32	989	931
Divestment of interests in joint ventures and associates		25	11
Interest received		85	63
Issuance of loans receivable		(17)	(19)
Repayment of loans receivable		54	58
Investing cash flows from continuing operations		155	(86)
Investing cash flows from discontinued operations		4	(78)
Net cash from investing activities		159	(164)

Cash flows from financing activities
Interest paid		(730)	(765)
Net proceeds from issuance of common shares		7	1
Change in minority interests		(26)	(17)
Proceeds from loans		193	227
Repayments of loans		(2,919)	(1,012)
Changes in derivatives		473	(37)
Payments of finance lease liabilities		(93)	(92)
Change in short-term borrowings		(92)	(189)
Financing cash flows from continuing operations		(3,187)	(1,884)
Financing cash flows from discontinued operations		(6)	(120)
Net cash from financing activities		(3,193)	(2,004)

Net cash from operating, investing and financing activities	32	(1,137)	25

The accompanying notes are an integral part of these consolidated financial statements.

Financial statements

Notes to the consolidated financial statements: Note 1, 2

Euros in millions, except per share data, ratios, percentages and where otherwise indicated; U.S. dollar figures are in U.S. dollar millions.

1  THE COMPANY AND ITS OPERATIONS

The principal activities of Koninklijke Ahold N.V. (“Ahold” or the “Company”), a public limited liability company with its registered seat in Zaandam, the Netherlands, are the operation through subsidiaries and joint ventures of retail trade stores and foodservice activities in Europe and the U.S. In addition to Ahold’s principal activities, some of its subsidiaries finance, develop and manage store sites and shopping centers primarily to support Ahold’s retail operations. Ahold’s subsidiaries, joint ventures and associates are listed in Note 38.

As a result of Ahold’s listing on the New York Stock Exchange (the “NYSE”), Ahold’s common shares are registered with the U.S. Securities and Exchange Commission (the “SEC”) and accordingly, Ahold files its annual report on Form 20-F, of which these consolidated financial statements form a part, with the SEC.

2  CHANGES IN ACCOUNTING POLICIES

Adoption of International Financial Reporting Standards

Until 2004 Ahold prepared its consolidated financial statements under generally accepted accounting principles in the Netherlands (“Dutch GAAP”). As required by a European Union (“EU”) regulation, from 2005 onwards the consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU. All standards issued by the International Accounting Standards Board (the “IASB”) effective for 2005 and all interpretations issued by the International Financial Reporting Interpretations Committee (the “IFRIC”) effective for 2005 have been adopted by the EU.

The SEC allows foreign private issuers that are IFRS first-time adopters to file only one year of comparative information in the 2005 annual report on Form 20-F, instead of the generally required two years. IFRS requires comparative information for one year in the annual report. Consequently, Ahold’s transition date to IFRS was December 29, 2003, which was the start of the 2004 financial year.

As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, separate reconciliations and explanatory narratives are included in these consolidated financial statements on group equity as of December 29, 2003 and January 2, 2005 under IFRS and 2004 IFRS consolidated net income, as compared to Ahold’s group equity under Dutch GAAP as of those dates and 2004 Dutch GAAP consolidated net income, as reported in the 2004 consolidated financial statements. In addition, these consolidated financial statements include reconciliations between Dutch GAAP and IFRS for the condensed consolidated balance sheet as of January 2, 2005 and the condensed consolidated statement of operations for 2004. Detailed information regarding the transition from Dutch GAAP to IFRS is included in Note 36.

New accounting policies not yet effective for 2005

In 2004 the IFRIC issued IFRIC Interpretation 4 “Determining whether an Arrangement contains a Lease” (“IFRIC 4”). IFRIC 4 provides guidance for determining whether certain arrangements that do not take the legal form of a lease but convey a right to use an asset are, or contain, leases that should be accounted for in accordance with the lease accounting standard. IFRIC 4 is effective for annual periods beginning on or after January 1, 2006. Ahold is currently in the process of evaluating the impact, if any, of the adoption of IFRIC 4 on its financial results or position.

Ahold has elected to adopt the amendments to IAS 19 “Employee Benefits” issued in December 2004 in advance of their effective date of January 1, 2006. The impact of these amendments has been to expand the disclosures provided in these financial statements in relation to Ahold’s defined benefit post-employment plans.

In 2005 the IASB issued amended requirements for financial guarantee contracts, in the form of limited amendments to IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 4 “Insurance Contracts”. The amendments may require issuers of financial guarantee contracts to include the resulting liabilities in their balance sheets. The amendments are

AHOLD ANNUAL REPORT 2005	91

Financial statements – Notes to the consolidated financial statements

Note 3

effective for annual periods beginning on or after January 1, 2006. Ahold is currently in the process of evaluating the impact, if any, of the adoption of these amendments on its financial results or position.

In 2005 the IASB issued an amendment to IAS 1 “Presentation of Financial Statements” (“IAS 1”). The amendment introduces requirements for all entities to disclose (i) the entity’s objectives, policies and processes for managing capital, (ii) quantitative data about what the entity regards as capital, (iii) whether the entity has complied with any capital requirements and (iv) if it has not complied, the consequences of such non-compliance. The amendment to IAS 1 is effective for annual periods beginning on or after January 1, 2007 and has not been early adopted by Ahold. As the amendment to IAS 1 includes disclosure requirements only, its adoption will not have an impact on Ahold’s financial results or position.

In 2005 the IASB issued IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”). IFRS 7 introduces new requirements with regards to the information on financial instruments that is given in entities’ financial statements. IFRS 7 is effective for annual periods beginning on or after January 1, 2007. Ahold expects to apply IFRS 7 beginning with 2006. As IFRS 7 includes disclosure requirements only, its adoption will not have an impact on Ahold’s financial results or position.

In October 2005, the Financial Accounting Standards Board (the “FASB”) issued FSP No. FAS 13-1 “Accounting for Rental Costs Incurred during a Construction Period” (“FSP 13-1”). FSP 13-1 requires that rental costs associated with operating leases that are incurred during a construction period be recognized as rental expense beginning with 2006. Ahold has historically capitalized rental costs incurred during a construction period under US GAAP as well as IFRS. Ahold will also apply this new guidance under IFRS beginning with 2006. This voluntary change in accounting policy will be applied prospectively from the earliest date practicable. Ahold is in the process of evaluating the impact of FSP 13-1 on its financial results or position.

3  SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS, as adopted by the EU.

A reconciliation of Ahold’s consolidated financial position and results under IFRS to the financial position and results under accounting principles generally accepted in the U.S. (“US GAAP”) is provided in Note 37.

Ahold’s financial year is a 52- or 53-week period ending on the Sunday nearest to December 31. Financial year 2005 consisted of 52 weeks and ended on January 1, 2006. The comparative financial year 2004 consisted of 53 weeks and ended on January 2, 2005. Ahold’s subsidiaries in Central Europe and its treasury center in Geneva, Switzerland as well as Ahold’s former subsidiaries in Spain and South America use a calendar year end.

The following average exchange rates for the euro against the U.S. dollar have been used to calculate the consolidated statements of operations, consolidated statements of recognized income and expense and the consolidated cash flow statements:

AVERAGE EUR/USD RATE	2005	2004
First quarter	1.3071	1.2421
Second quarter	1.2369	1.2082
Third quarter	1.2223	1.2222
Fourth quarter	1.1876	1.3001

The year-end closing rates of the euro against the U.S. dollar used to calculate the consolidated balance sheets were 1.1842 and 1.3558 for 2005 and 2004, respectively.

The financial data of Koninklijke Ahold N.V. (the parent company) are included in the consolidated financial statements. Therefore, in accordance with section 402, Book 2 of the Netherlands Civil Code, the statements of operations in the parent company financial statements are presented in condensed form.

Note 3

Consolidation of group companies

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are entities over which the Company has control. Control is the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company, and are deconsolidated from the date that control ceases.

All intra-group transactions, balances, income and expenses are eliminated upon consolidation. Unrealized losses on transactions between group companies are eliminated unless the transaction provides evidence of an impairment of the assets transferred. Where necessary, adjustments are made to the financial statements of subsidiaries to ensure consistency with the accounting policies of the Company.

Minority interests are recorded in the consolidated balance sheets and the consolidated statements of operations for the minority shareholders’ share in the net assets and the income or loss of subsidiaries, respectively. The interest of minority shareholders in an acquired subsidiary is initially measured at the minority interest’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized. Ahold does not recognize the minority shareholders’ share in the loss to the extent this would result in recording a minority interests receivable balance, unless the minority shareholder has a binding obligation and is able to fund the shareholders’ deficits of the subsidiary. For 2005 and 2004, the minority interests in the net assets and net income of subsidiaries mainly relate to the minority shareholders’ interest in Schuitema N.V. (“Schuitema”), in which Ahold has a 73.2% interest.

Schuitema applies the structure regime (governance rules applicable to large companies in the Netherlands). Ahold, as the majority shareholder, controls all resolutions at the general meeting of shareholders and has representation on the supervisory board of Schuitema. Based on these rights, Ahold has effective control over Schuitema and, accordingly, Schuitema has been consolidated for all financial years presented.

Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups (a group of assets to be disposed of in a single transaction and liabilities directly associated with those assets) are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected within one year from the date of classification as held for sale.

Non-current assets (or disposal groups) classified as held for sale are measured at the lower of the asset’s carrying amount and the fair value less costs to sell. These assets may be a component of an entity, a disposal group of assets or individual non-current assets. Assets classified as held for sale, or included within a disposal group that is classified as held for sale, are not depreciated.

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and: (a) represents a separate major line of business or geographical area of operations; (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or (c) is a subsidiary acquired exclusively with a view to resale. Results from discontinued operations are presented separately as a single amount on the statements of operations. Results from operations qualifying as discontinued operations as of the balance sheet date for the latest period presented, that have previously been presented as results from continuing operations, are re-presented as results from discontinued operations for all periods presented.

Foreign currency translation

The financial statements of each subsidiary are prepared in its functional currency, which is determined based on the primary economic environment in which such subsidiary operates. In preparing the financial statements of the subsidiaries in their functional currencies, transactions in foreign currencies of these entities are recorded at the rates of exchange prevailing at the transaction dates. At each balance sheet date, monetary items denominated in foreign currencies are translated into the

AHOLD ANNUAL REPORT 2005	93

Financial statements – Notes to the consolidated financial statements

Note 3

entity’s functional currency at the then prevailing rates. Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are included in net income for the period. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are considered as assets and liabilities of the foreign entity and are translated at the appropriate closing rates at each balance sheet date.

Upon consolidation, the assets and liabilities of subsidiaries with a functional currency other than the euro are translated into euros using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the respective periods. Exchange rate differences arising on consolidation are included in group equity, in the currency translation reserve. Such translation differences are recognized in the consolidated statements of operations when the gain or loss on disposal of the foreign operation is recognized. Intercompany loans to and from foreign entities for which settlement is neither planned nor likely to occur in the foreseeable future are considered to increase or decrease the net investment in that foreign entity and the exchange rate differences relating to these loans are included in group equity, in the currency translation reserve. On the disposal of a foreign operation, the related cumulative exchange rate difference that was included in group equity is then recognized in the consolidated statements of operations.

Segmentation

Ahold has determined its reportable segments based on its internal reporting practices and on how the Company’s management evaluates the performance of operations and allocates resources.

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is a group of assets and operations engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from segments operating in other economic circumstances.

Performance of the segments is evaluated against several measures, of which operating income is the most important. Intersegment sales are executed under normal commercial terms and conditions that would also be available to unrelated third parties. Net sales are attributed to countries based on the location of the store or distribution location.

Property, plant and equipment

Items of property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition or construction of an asset and may include borrowing costs incurred during construction. Where applicable, estimated asset retirement costs are added to the cost of an asset.

Subsequent expenditures are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company and the costs can be measured reliably. All other subsequent expenditures represent repairs and maintenance and are expensed as incurred.

Depreciation is computed using the straight-line method based on the estimated useful lives of the items of property, plant and equipment, taking into account the estimated residual value. Where an item of property, plant and equipment comprises major components having different useful lives, each such part is depreciated separately. The assets’ useful lives are reviewed, and adjusted if appropriate, at each year-end balance sheet date.

The estimated useful lives of property, plant and equipment are:

Land	indefinite
Buildings	30 – 40 years
Building components	7 – 20 years
Machinery and equipment	5 – 12 years
Other	3 – 10 years

Note 3

Depreciation of assets subject to finance leases and leasehold improvements is calculated on a straight-line basis over either the lease term (including renewal periods when renewal is reasonably assured) or the estimated useful life of the asset, whichever is the shorter.

Gains and losses on disposals are determined by comparing the net proceeds with the carrying amount and are included in operating income in the consolidated statements of operations.

Leases and sale and leaseback transactions

Leases

Ahold is the lessee of buildings and equipment under operating and finance lease arrangements. Ahold classifies its leases as finance leases when the lease agreement transfers substantially all the risks and rewards of ownership to Ahold. For leases determined to be finance leases the asset and liability are recognized at an amount equal either to the fair value of the leased asset or the present value of the minimum lease payments during the lease term, whichever is lower.

Leases that do not qualify as finance leases are classified as operating leases, and the related lease payments are expensed on a straight-line basis over the lease term, including, as applicable, any rent free period during which Ahold has the right to use the asset. For leases with renewal options where the renewal is reasonably assured, the lease term used to (i) determine the appropriate lease classification, (ii) compute periodic rental expense and (iii) depreciate leasehold improvements (unless their economic lives are shorter) includes the periods of expected renewals. Payments made to Ahold representing incentives to sign a new lease or representing reimbursements for leasehold improvements are deferred and recognized on a straight-line basis over the term of the lease as reductions to lease expense.

Sale and leaseback

The gain or loss on sale and leaseback transactions is recognized in the consolidated statements of operations immediately if (i) Ahold does not maintain or maintains only minor continuing involvement in these properties, other than the required lease payments, (ii) these transactions are established at fair value and (iii) substantially all risks and rewards of ownership are transferred to the buyer-lessor. Otherwise, the leaseback is recorded as a finance lease and any gain or loss is deferred and amortized over the term of the lease.

In some sale and leaseback arrangements, Ahold sells a property and only leases back a portion of that property. These properties generally involve shopping centers, which contain an Ahold store as well as other stores leased to third-party retailers. Ahold recognizes a sale and the profit thereon on the portion of the shopping center that is not leased back to the extent that (i) the respective property is sold for fair value and (ii) the risks and rewards of owning stores, which are not leased back to Ahold, have been fully transferred to the buyer. The leaseback of the Ahold store and any gain on the sale of the Ahold store is accounted for under the sale and leaseback criteria described above.

In some sale and leaseback arrangements, Ahold subleases the property to third parties (including franchisees) and the leaseback is not considered a ‘normal’ leaseback. In other arrangements, Ahold maintains a form of continuing involvement in the property sold, such as earn-out provisions or obligations or options to repurchase the property. In such situations, the transaction generally does not qualify for sale-leaseback accounting, but rather is accounted for as a financing transaction. The carrying value of the asset remains on the consolidated balance sheet and the sale proceeds are recorded as a financing obligation. The financing obligation is amortized over the lease term, using either the effective interest rate or Ahold’s cost of debt rate, whichever is higher. Once Ahold’s continuing involvement ends, the sale is accounted for under the sale and leaseback criteria described above.

In some instances, Ahold incurs construction costs for properties expected to be completed and sold within one year in sale and leaseback transactions. These construction costs are classified as other current assets until the sale and leaseback occurs.

Investment property

Investment property consists of land and buildings held by Ahold to earn rental income or for capital appreciation, or both. These properties are not used by Ahold in the ordinary course of business. Ahold recognizes the part of an owned (or finance leased) shopping center that is leased to third-party retailers as investment property, unless it represents an insignificant portion of the property. Land and buildings leased to franchisees are not considered to be investment property as they contribute directly to Ahold’s retail operations.

The accounting measurement policies for investment property are similar to those for property, plant and equipment.

AHOLD ANNUAL REPORT 2005	95

Financial statements – Notes to the consolidated financial statements

Note 3

Goodwill

Goodwill represents the excess of the cost of an acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition, and is carried at cost less accumulated impairment losses. Goodwill on acquisitions of joint ventures and associates is included in investments in joint ventures and associates.

For the purposes of impairment testing, goodwill is allocated to cash generating units (or groups of cash generating units) that represent the lowest level within the Company at which the goodwill is monitored for internal management purposes and that is not larger than a segment. Cash generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the cash generating unit may be impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is allocated first to reduce the carrying amount of the goodwill and then to the other assets of the cash generating unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Gains and losses on the partial or complete disposal of an entity include the carrying amount of goodwill relating to an entity sold or part thereof.

Other intangible assets

Other intangible assets consist primarily of brand names, customer relationships and lease-related intangible assets acquired separately or in business acquisitions. In addition, other intangible assets also consist of contractual lease rights and costs of software, either separately acquired or developed internally. These assets are recognized at fair value determined at the date of acquisition of the related underlying business, or at cost if they are separately acquired or represent internally developed software.

Brand names and customer relationships acquired in business acquisitions have been capitalized at fair value determined using an income approach. The useful lives of brand names have been determined on the basis of certain factors such as the economic environment, the expected use of the asset and related assets or groups of assets and legal or other provisions that might limit the useful life. Based on this assessment, the useful life is determined to be indefinite, since there is no foreseeable limit to the period of time over which brand names are expected to contribute to the cash flows of the Company. Ahold assesses on a quarterly basis whether there is any indication that non-current assets may be impaired. Regardless of the existence of impairment indicators, brand names are tested for impairment at least annually.

Direct costs related to the development of software for internal use are capitalized as intangible assets after technological feasibility has been established. All costs incurred prior to the establishment of technological feasibility, as well as overhead, general and administrative and training costs incurred after the establishment of technological feasibility, are expensed as incurred.

Lease-related intangible assets, consisting primarily of favorable operating lease contracts acquired in business acquisitions, are capitalized based on the present value of the amount by which the contract terms are favorable relative to market prices at the date of acquisition.

The estimated useful lives of other intangible assets are:

Brand names	indefinite
Customer relationships	7 – 10 years
Software	3 – 6 years
Lease related intangibles	remaining duration of the lease agreements
Other	5 – 10 years

Note 3

Investments in joint ventures and associates

A joint venture is a contractual arrangement whereby Ahold and other parties undertake an economic activity that is subject to joint control. Joint control exists when strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

Associates are entities over which Ahold has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Significant influence is the power to participate in the financial and operating policy decisions of the entity but is not control or joint control over those policies.

The results, assets and liabilities of joint ventures and associates are accounted for by the equity method, except when the investment is classified as held for sale, in which case it is accounted for in accordance with the Company’s accounting policy for Non-current assets held for sale and discontinued operations. Under the equity method, investments in joint ventures and associates are carried in the consolidated balance sheets at cost as adjusted for post-acquisition changes in Ahold’s share of the net assets of the investment (net of any accumulated impairment in the value of individual investments). Losses of a joint venture or associate in excess of Ahold’s interest in that investment (including any long-term interest that, in substance, forms part of Ahold’s interest in the investment) are not recognized unless Ahold has incurred obligations or made payments on behalf of the joint venture or associate.

Any excess of the cost of acquisition over Ahold’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint venture or associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investments and is assessed for impairment as part of the investment. Any excess of Ahold’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the date of acquisition over the cost of acquisition, is recognized immediately in the consolidated statements of operations.

Unrealized gains on transactions between Ahold and its joint ventures and associates are eliminated to the extent of Ahold’s interest in these investments. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred.

Where necessary, adjustments are made to the financial statements of joint ventures and associates to ensure consistency with the accounting policies of the Company.

Impairment of non-current assets other than goodwill

Ahold assesses on a quarterly basis whether there is any indication that non-current assets with finite lives may be impaired. If indicators of impairment exist, Ahold estimates the recoverable amount of the asset. Where it is not possible to estimate the recoverable amount of an individual asset, Ahold estimates the recoverable amount of the cash-generating unit to which it belongs. Individual stores are considered separate cash-generating units for impairment testing purposes.

The recoverable amount is the higher of an asset’s fair value less cost to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized in the consolidated statements of operations for the amount by which the asset’s (or cash generating unit’s) carrying amount exceeds its recoverable amount.

In subsequent years, Ahold assesses whether indications exist that impairment losses previously recognized for non-current assets other than goodwill may no longer exist or may have decreased. If any such indication exists, the recoverable amount of that asset (or cash generating unit) is recalculated and its carrying amount is increased to the revised recoverable amount. The increase is recognized in operating income. A reversal is recognized only if it arises from a change in the assumptions used to calculate the recoverable amount. The increase in an asset’s (or cash generating unit’s) carrying amount due to an impairment reversal is limited to the depreciated amount that would have been recognized had the original impairment not occurred.

AHOLD ANNUAL REPORT 2005	97

Financial statements – Notes to the consolidated financial statements

Note 3

Inventories

Inventories are stated at cost or net realizable value, whichever is lower. Cost consists of all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition, net of vendor allowances attributable to inventories. For certain inventories, cost is measured using the retail method, whereby the sales value of the inventories is reduced by the appropriate percentage gross margin. The cost of inventories is determined using either the first-in, first-out (“FIFO”) method or the weighted average cost method, depending on their nature or use. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated marketing, distribution and selling expenses.

Receivables

Receivables are carried at amortized cost, which is usually the nominal value. Where necessary, provisions for impairment losses are recorded at an amount management considers sufficient to meet anticipated losses related to the collectibility of the receivables. Such provisions are based upon historical loss experience, current economic trends, the age of outstanding receivables and relationships with and economic status of the debtor.

Using consolidated special purpose entities, Ahold sells certificates representing fractional, undivided interests in eligible accounts receivable to third-party investors in exchange for cash. Both the accounts receivable and the short-term debt resulting from the sale of such certificates to third-party investors are included in Ahold’s consolidated balance sheets. Losses in the form of discounts on the sales price received on each receivable transferred, primarily representing interest, vary on a monthly basis and are included in the consolidated statements of operations as interest expense.

Cash and cash equivalents

Cash and cash equivalents include all cash on hand balances, checks, debit and credit card receivables that process in less than seven days, short-term highly liquid cash investments and time deposits with original maturities of three months or less. Bank overdrafts are included in short-term borrowings on the consolidated balance sheets. Ahold’s banking arrangements allow the Company to fund outstanding checks when presented to the bank for payment. This cash management practice may result in a net cash book overdraft position, which occurs when the total issued checks exceed available cash balances within the Group cash concentration structure. Such book overdrafts are classified in accounts payable.

Equity

Equity instruments issued by the Company are recorded at the proceeds received. Incremental costs that are directly attributable to issuing or buying back own equity instruments are recognized directly in equity, net of the related tax.

Pension and other retirement benefits

Ahold sponsors pension, post-employment life insurance and post-employment medical care plans covering a substantial number of its employees in Europe and the U.S. These plans have been established in accordance with applicable legal requirements, customs, and local circumstances. Ahold provides post-employment benefits through group plans that are accounted for as defined benefit plans, as well as through industry multi-employer plans, managed by third parties. The Company’s participations in multi-employer plans are generally accounted for under defined contribution criteria, whereby the annual expense typically equals the contributions paid to the plan related to that year.

The net assets and net liabilities recognized in the consolidated balance sheets for defined benefit pension plans, or other post-employment benefit plans, represent the present values of the defined benefit obligations at the balance sheet date, less the fair value of plan assets, adjusted for unrecognized actuarial gains or losses and unamortized past service costs. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan. Ahold applies the corridor approach in recognizing actuarial gains and losses related to these plans. Under this approach, if, for a specific plan, the net unrecognized actuarial gains and losses at the balance sheet date exceed the greater of 10% of the fair value of the plan assets and 10% of the defined benefit obligation, the excess is taken into account in determining net periodic expense for the subsequent period. The amount then expensed in the subsequent period is the excess divided by the expected remaining average working lives of employees covered by that plan.

The defined benefit obligation is calculated at least annually on the balance sheet date by independent actuaries using the projected unit credit method. The present value of the defined benefit obligations is determined by discounting the estimated

Note 3

future cash outflows using interest rates of high-quality corporate bonds denominated in the currency in which the benefits will be paid, and that have an average duration consistent with the expected duration of the related pension liabilities. Past service costs are recognized immediately to the extent that the benefits are already vested, and are otherwise amortized on a straight-line basis over the average period until the benefits become vested. If a plan is materially curtailed (i.e., if the number of employees covered by a plan is materially reduced) or settled in a period, the related portion of net unrecognized actuarial gains and losses is recognized immediately. Net assets of a plan are only set off against net liabilities of another plan if there is a legally enforceable right to use the surplus in that plan to settle obligations under the other plan and if the Company intends to settle both plans simultaneously.

For other long-term employee benefits, such as long-service awards, provisions are recognized on the basis of discount rates and other estimates that are consistent with the estimates used for the defined benefit obligations. For these provisions the corridor approach is not applied and all gains and losses are recognized in the consolidated statements of operations immediately.

Provisions

Provisions are recognized when (i) the Company has a present (legal or constructive) obligation as a result of past events, (ii) it is more likely than not that an outflow of resources will be required to settle the obligation and (iii) the amount can be reliably estimated. The amount recognized is the best estimate of the expenditure required to settle the obligation. Provisions are discounted whenever the effect of the time value of money is significant. Material obligations for which an outflow of resources is reasonably possible, but not more likely than not, or for which no reliable estimate can be made, are disclosed as contingent liabilities but no provision is recognized.

Restructuring provisions are subject to certain specific criteria which include the existence of a detailed formal plan, identifying at least: (i) the business or part of a business concerned, (ii) the principal locations affected, (iii) the location, function and approximate number of employees who will be compensated for terminating their services, (iv) the expenditures that will be undertaken and (v) the timing of when the plan will be implemented. Furthermore, the Company must have raised a valid expectation with those affected that it will carry out the restructuring, by starting to implement that plan or announcing its main features to those affected by it. The provision is limited to termination payments to employees, continuing rent obligations and other expenditures necessarily entailed by the restructuring.

Onerous contract provisions are recorded for the amount by which the unavoidable costs to fulfill agreements exceeds the expected benefits from such agreements.

The Company is self-insured for certain potential losses that may arise at its subsidiaries, related mainly to general liability, commercial vehicle liability and workers’ compensation. The Company has stop-loss coverage to limit the exposure arising from these claims. The self-insurance program liabilities are recorded based on claims filed and an estimate of claims incurred but not yet reported. The provision includes expenses incurred in the claim settlement process that can be directly associated with specific claims. Other expenses incurred in the claim settlement process are expensed when incurred. The Company’s estimate of the required liability of such claims is recorded on a discounted basis, utilizing an actuarial method, which is based upon various assumptions that include, but are not limited to, historical loss experience, projected loss development factors and actual payroll costs.

Loans and short-term borrowings

Loans and short-term borrowings are recognized initially at the proceeds received, which represent fair value, net of transaction costs incurred. Loans and short-term borrowings are subsequently stated at amortized cost. Any difference between the proceeds and redemption value is recognized in the statements of operations over the period of the loans and short-term borrowings using the effective interest method.

Loans are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

AHOLD ANNUAL REPORT 2005	99

Financial statements – Notes to the consolidated financial statements

Note 3

Cumulative preferred financing shares

Cumulative preferred financing shares, for which dividend payments are not at the discretion of the Company, are classified as non-current liabilities. The dividends on these cumulative preferred financing shares are recognized as interest expense in the consolidated statements of operations.

Net sales

Ahold generates and recognizes net sales to retail customers at the point of sale in its stores and upon delivery of groceries to Internet customers. Ahold also generates revenues from the sale of products to foodservice customers and retail franchisees, which are recognized upon delivery.

Ahold recognizes franchise fees (with an appropriate provision for estimated uncollectible accounts) as revenue when all material services relating to the contract have been substantially performed.

Discounts, earned by customers through agreements or by using their bonus or loyalty cards, are recorded by the Company as a reduction of the sales price at the time of the sale.

Generally, net sales and cost of sales are recorded on a gross basis, based on the gross amount of the products sold to the customer and the amount paid for the products to the vendor. However, for certain products or services, such as the sales of lottery tickets, third-party prepaid phone cards, stamps and public transportation tickets, Ahold acts as an agent and consequently records the amount of the net margin in its net sales. Net sales exclude sales taxes and value added taxes.

Cost of sales

Cost of sales include the purchase price of the products sold and other costs incurred in bringing the inventories to the location and condition ready for sale. These costs include costs of purchasing, storing, rent, depreciation of property, plant and equipment, salaries and transporting the products to the extent it relates to bringing the inventories to the location and condition ready for sale. Vendor allowances are generally deducted from cost of sales when the products to which the vendor allowances relate are sold.

Vendor allowances

Ahold receives various types of vendor allowances. These take the form of up-front payments such as lump sum payments or prepaid amounts, rebates, in the form of cash or credits, and other forms of payments. Ahold treats the allowances received from vendors as a reduction in the price paid for the product, unless there is clear evidence that it should be classified as revenue or a reimbursement of costs. Ahold recognizes vendor allowances only where there is evidence of a binding arrangement with the vendor and receipt is both probable and estimable. Any allowances relating to products that are still in ending inventories are deferred until the related product is sold.

Arrangements with vendors are principally evidenced by written contracts. In the absence of written contracts, the other documentation evidencing an arrangement are: documentation received from vendors, including end-of-period settlement statements; vendor presentation materials; term sheets; and e-mails or other forms of documentation that specify the terms and conditions of the vendor allowance receivable. The Company only considers these forms of documentation binding when they are consistent with historical business practices with a vendor and when settlement has occurred or is reasonably assured.

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

Slotting and stocking allowances that vendors pay in return for introducing their new products in a store, up-front payments by vendors and rebates received relating to volume of products purchased are all volume allowances recognized on a systematic basis as a reduction of the purchase price of the related products as they are sold. If these volume allowances are contingent on achieving certain minimum volume targets the allowances are recognized only to the extent it is probable that the minimum volume targets will be achieved and the amount of the allowance can be reasonably estimated.

Note 3

Scan bill back volume allowance programs involve amounts billed back to vendors based on scan data, in some cases adjusted to compensate for scanning errors and/or administrative costs. These allowances are recognized as an offset to cost of sales when the related products are scanned at the point-of-sale.

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

Selling expenses

Selling expenses consist of wages and salaries of retail and foodservice employees, store expenses, rent or depreciation of stores and foodservice facilities, advertising costs and other selling expenses.

General and administrative expenses

General and administrative expenses consist of salaries and wages of Ahold’s operating companies’ main offices and Ahold’s Group Support Offices, rent and depreciation of those facilities, impairment and amortization charges of non-current assets, results on disposal of non-current assets, restructuring costs and other general and administrative expenses.

Share-based compensation

The fair value of share-based compensation plans is expensed on a straight-line basis over the vesting periods of the grants, based on estimates of the number of options or shares that will eventually vest. The fair value of the options and share grants are measured at the grant date, using generally accepted valuation models. Estimates of the number of options or shares that will eventually vest relate to non-market vesting conditions, for example staff turnover or Economic Value Added improvement. Ahold revises its estimates of the number of options or shares that are expected to eventually vest at each balance sheet date. The impact of the revision of original estimates, if any, is recognized in the consolidated statements of operations, and a corresponding adjustment to equity over the remaining vesting period.

Corporate income taxes (“Income taxes”)

The income tax expense in the consolidated statements of operations represents the sum of current and deferred tax expense. Current tax expense is based on the best estimate of taxable income for the year and adjustments for current taxes payable (receivable) for prior years. Taxable income differs from income (loss) before income taxes as reported in the consolidated statements of operations due to items of income or expense that are taxable or deductible in other years as well as due to items that are fully tax exempt or that are not tax deductible. Current tax assets, liabilities and expense are calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and the corresponding tax basis used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax liabilities related to unremitted income of subsidiaries, joint ventures and associates are recognized only when the Company is not able to control the timing of the reversal of the temporary difference or when it is considered probable that the temporary difference will reverse in the foreseeable future.

Deferred tax assets, including deferred tax assets for tax loss carryforward positions and tax credit carryforward positions, are recognized to the extent that it is probable that future taxable income will be available against which deductible temporary differences can be utilized and deferred tax assets realized. The recoverable amount of deferred tax assets is reviewed at each

AHOLD ANNUAL REPORT 2005	101

Financial statements – Notes to the consolidated financial statements

Note 3

balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited in the consolidated statements of operations, except when it relates to items charged or credited directly to equity, in which case the deferred tax is charged or credited to equity rather than to income. Deferred tax assets and liabilities are not discounted.

Deferred income tax assets and liabilities are offset in the consolidated balance sheets when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes are levied by the same fiscal authority.

Derivative financial instruments

All derivatives are initially recognized at fair value on a settlement date basis and subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative qualifies as a hedging instrument, and if so, the nature of the item being hedged. In order for a derivative financial instrument to qualify as a hedging instrument for accounting purposes, the instrument must be highly effective in offsetting changes in fair values of the hedged balance sheet item or hedged future cash flow and hedge documentation requirements must be fulfilled. Derivatives that qualify for hedge accounting treatment are treated as either cash flow hedges or fair value hedges.

To the extent that cash flow hedging instruments are highly effective in offsetting the hedged risk, the fair value changes of the instruments are included in the cash flow hedging reserve (a separate component in group equity) and reclassified directly into the statement of operations in the same period in which the related exposure impacts the statement of operations. With respect to cash flow hedging instruments that are not highly effective in offsetting the hedged risk, fair value changes are recognized as gain (loss) on foreign exchange in the statement of operations in the period in which they arise. When a cash flow hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in group equity at that time remains in group equity and is recognized when the forecasted transaction is ultimately recognized in the statement of operations. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss existing in group equity is immediately transferred to the statement of operations.

Fair value changes of derivative instruments that qualify for fair value hedge accounting treatment are recognized in full in the statement of operations in the period in which they arise, together with any changes in fair value of the hedged asset or liability in the fair value hedge relationship. If the hedging instrument no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortized in the statements of operations over the remaining period to maturity of the hedged item.

Fair value changes of derivative instruments that do not qualify for hedge accounting treatment and ineffective portions of derivatives that qualify for hedge accounting are recognized in the consolidated statements of operations in the period in which they arise.

Consolidated statements of cash flows

The consolidated statements of cash flows are presented using the indirect method. The changes in assets and liabilities of subsidiaries and associates with functional currencies other than the euro are translated per quarter using an average exchange rate.

Critical accounting estimates and judgments

Accounting estimates and assumptions

The preparation of Ahold’s consolidated financial statements requires management to make a number of estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, of revenues and expenses and the disclosure of contingent assets and liabilities. Estimates and assumptions may differ from future actual results. The estimates and assumptions that management considers most critical and that have a significant inherent risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed hereinafter.

Note 3

Impairment of non-current assets

Determining whether non-current assets are impaired requires an estimation of the recoverable amount of the asset (or cash-generating unit), which is the higher of fair value less costs to sell and value in use. The value in use calculation requires management to estimate the future cash flows expected to arise from the asset (or cash-generating unit) and an appropriate discount rate, in order to calculate the present value of the expected future economic benefits of an asset (or cash-generating unit). See Note 16 for specific information on the carrying amounts of goodwill, the cash-generating units affected and the estimates and assumptions applied.

Pensions and other retirement benefits

The calculation of the defined benefit obligations and, in relation to that, net periodic benefit costs for the periods presented, requires management to estimate, amongst others, future benefit levels and appropriate discount rates. Due to the long-term nature of these plans such estimates are subject to considerable uncertainties and may require adjustments in future periods, impacting future liabilities and expenses.

Claims and provisions

Ahold and its subsidiaries are parties to a number of legal proceedings arising out of their business operations. Such legal proceedings are subject to inherent uncertainties. Management, where appropriate supported by internal and external legal counsels, determines whether it is more likely than not that an outflow of resources will be required to settle an obligation. If this is the case, the amount of the outflow of resources has to be estimated. If a reliable estimate can be made, a provision is recognized for the best estimate of the expenditure required to settle the obligation.

Measurement of the claim provision for Ahold’s self-insurance program requires significant estimates as well. These estimates and assumptions include, but are not limited to, an estimate of claims incurred but not yet reported, historical loss experience, projected loss development factors, estimated changes in claim reporting patterns, claim settlement patterns, judicial decisions and legislation.

All the assumptions, anticipations, expectations and forecasts used as a basis for certain estimates within the consolidated financial statements represent good-faith assessments of Ahold’s future performance for which management believes there is a reasonable basis. These estimates represent Ahold’s view at the times they are made, and only then. They involve risks, uncertainties and other factors that could cause the Company’s actual future results, performance and achievements to differ materially from those forecasted.

Vendor allowances

The accounting for vendor allowances requires a number of estimates. First, the Company must estimate the allowances that are earned based on fulfillment of its related obligations, many of which require management to estimate the volume of purchases that will be made during a period of time. Secondly, Ahold needs to estimate the amount of related product that was sold to the customer and the amount that remains in ending inventories and accordingly allocate the allowance to cost of sales or inventories. The Company makes this estimate based on the turnover of the inventories and allocates a portion of the related vendor allowance to ending inventories until such product is estimated to be sold to customers.

The amounts posted for vendor allowances remain subject to estimates that may differ from actual outcomes. Ahold evaluates its vendor allowance arrangements on a regular basis to assess the probability that relevant volume milestones will be achieved, based on actual sales and purchase levels to date and expected sales or purchase levels for the remainder of the year.

Income taxes

Ahold is subject to income taxes in several jurisdictions. The Company has material tax loss carryforward positions, whereby the realization of deferred tax assets will be largely dependent upon the availability of future taxable income, as estimated from time to time by management. Significant judgment is required in determining the consolidated provision for income taxes and the recoverable amounts of deferred tax assets related to tax loss carryforward positions. The ultimate tax effects of certain transactions can be uncertain for a considerable period of time, requiring management to estimate the related current and deferred tax provisions. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of such matters differs from the amounts that were initially recorded,

AHOLD ANNUAL REPORT 2005	103

Financial statements – Notes to the consolidated financial statements

Note 4

such differences will impact the income tax expense and the tax positions in the period in which such determinations are made. Information on tax assets and liabilities is disclosed in Note 11.

Accounting judgments

Leases and sale and lease back transactions

Determining whether a lease agreement is a finance or an operating lease requires judgment as to whether the agreement transfers substantially all the risks and rewards of ownership to Ahold. Judgment is required on various aspects that include, but are not limited to, the fair value of the leased asset, the economic life of the leased asset, whether or not to include renewal options in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments. Classification as a finance or operating lease determines whether the leased asset is treated on-balance or off-balance.

In sale and leaseback transactions, the classification of the leaseback determines how the gain or loss on the transaction is recognized. It is either deferred and amortized (finance lease) or recognized immediately (operating lease). In classifying the leaseback, similar judgments have to be made as described above.

Equity method accounting of ICA

Ahold accounts for its joint venture ICA under the equity method, although its investment comprises of 60% of the shares. The determination whether the 60% ownership constitutes control requires significant judgment. The 60% shareholding interest in ICA does not entitle Ahold to unilateral decision-making authority over ICA due to the shareholders agreement with the joint venture partner, which provides that certain decisions will be made only on the basis of mutual consent. On the basis of the shareholders agreement with the joint venture partner, the Company concluded that it has no control over ICA and, consequently, does not consolidate ICA’s financial statements.

4  ACQUISITIONS

2005 Acquisitions

Julius Meinl

In 2005, Ahold’s Central Europe Arena completed the acquisition of 58 stores in the Czech Republic from Julius Meinl a.s. Ahold acquired 56 stores in October 2005 and 2 stores in December 2005. A framework agreement between Ahold and Julius Meinl a.s. provides for the acquisition of up to 67 stores in total, depending on the satisfaction of certain conditions precedent. Ahold acquired one store under this framework agreement in March 2006. As part of these store acquisitions, Ahold acquired store related assets, assumed existing lease agreements and offered employment to the employees of those stores. No cash or cash equivalents were acquired.

The allocation of the net assets acquired and the goodwill arising at the acquisition dates is as follows:

Fair value
Non-current assets	24
Current assets	4
Non-current liabilities	(15)
Current liabilities	(1)
Net assets acquired	12

Goodwill	20
Total purchase consideration	32

Note 4

The carrying amounts of the net assets acquired immediately before the business combination are not determinable in accordance with IFRS and, consequently, are not disclosed in the table above.

The total purchase consideration was settled in cash and includes costs of EUR 1 in respect of due diligence, legal and notary services fees directly attributable to the acquisition. The goodwill is attributable to the anticipated future synergies in the Czech Republic.

The acquired stores contributed EUR 2 to Ahold’s net income for the period from October 1, 2005 to January 1, 2006. It is not practicable to disclose the net sales and net income of Ahold including the contribution of the acquired stores for full year 2005, since the required financial information until the date of acquisition in accordance with IFRS is not determinable.

2004 Acquisitions

ICA

In November 2004 Ahold increased its interest in ICA from 50% to 60% through a series of transactions, as described below, resulting in a gain of EUR 379 in 2004. Goodwill amounting to EUR 10 was recognized as a result of Ahold’s 10% net increase in its interest in ICA.

Before these transactions, Ahold, Hakon Invest AB (“HIAB”, formerly ICA Förbundet Invest AB) and Canica SA (“Canica”) were joint venture partners in ICA (the “ICA partners”). Ahold had an interest of 50%, HIAB 30% and Canica 20%. Under the shareholders’ agreement among the ICA partners, Ahold was liable pursuant to put arrangements with HIAB and Canica. Each of the ICA partners had a right of first refusal to acquire the ICA shares held by the other partners (a “Partner Put Option”). If one of the ICA partners was offered the shares of the other ICA partner and opted not to purchase the shares, the selling ICA partner was allowed to exercise its Partner Put Option pursuant to which Ahold was obligated to purchase the shares for cash.

In July 2004 Canica exercised its Partner Put Option requiring Ahold to acquire Canica’s 20% interest in ICA. The price for Canica’s shares was EUR 810, which was equal to 20% of the Revised Equity Value of ICA plus a premium rate, which was established at 49.56% of such Revised Equity Value based on a ruling by the Arbitration Institute of the Stockholm Chamber of Commerce. “Revised Equity Value” is defined as the fair market value of the option shares to be put to Ahold (as if ICA was listed on the Stockholm Stock Exchange, not including any control premium) at the time of exercise of the Partner Put Option.

In July 2004 Ahold and HIAB entered into a share purchase agreement whereby Ahold sold half of the ICA shares acquired from Canica to HIAB and HIAB waived its right to exercise its Partner Put Option. The total price of the shares sold to HIAB was EUR 318, which was based on 10% of the Revised Equity Value of ICA plus a premium of 17.5% of such Revised Equity Value.

AHOLD ANNUAL REPORT 2005	105

Financial statements – Notes to the consolidated financial statements

Note 5

5  SEGMENT REPORTING

Ahold operates in two business areas (retail and foodservice) that contain nine business segments, which is the primary format for segment reporting. In addition, Ahold’s Group Support Office is presented as a separate segment.

In 2005, Ahold revised its primary format for segment reporting as a result of the impact of its divestment program on its organizational structure. Ahold transferred its joint venture ICA and associate Jerónimo Martins Retail (“JMR”) from Other Europe to Rest of World and, subsequently, renamed those segments Schuitema and Other retail, respectively. Prior period segment information presented for comparative purposes is adjusted accordingly.

Business segment	Significant operations included in the business segment
Retail
Stop & Shop/Giant-Landover Arena	Stop & Shop, Giant-Landover and Peapod
Giant-Carlisle/Tops Arena	Giant-Carlisle and Tops
BI-LO/Bruno’s Arena	BI-LO and Bruno’s [1]
Albert Heijn Arena	Albert Heijn, Etos, Gall & Gall and Ahold Coffee Company
Central Europe Arena	Czech Republic, Poland and Slovakia
Schuitema	Schuitema (73.2%)
Other retail	Spain [2], Asia [3], South America [4] and the unconsolidated joint ventures and associates ICA (60%) [5], JMR (49%), Bodegas Williams & Humbert S.A. (“W&H”)
(formerly known as Luis Paez) (50%) [6] and Paiz Ahold S.A. (50%) [7]

Foodservice
U.S. Foodservice	U.S. Foodservice
Deli XL	Deli XL [8]

Group Support Office (“GSO”)	Corporate Staff (the Netherlands, Switzerland and the U.S.)
1	Ahold sold BI-LO and Bruno’s in January 2005.
2	Ahold sold its Spanish operations in December 2004.
3	Ahold sold the last of its operations in Asia in March 2004.
4	Ahold sold the last of its operations in South America in April 2005, except that its transfer of the remaining approximately 15% of the shares of Disco has not yet been completed.
5	Ahold increased its stake in ICA from 50% to 60% effective November 5, 2004.
6	Ahold completed the sale of its 50% interest in W&H in May 2005.
7	Ahold completed the sale of its 50% interest in Paiz Ahold in September 2005. Paiz Ahold held a 66.7% stake in CARHCO N.V. (“CARHCO”).
8	Ahold completed the sale of Deli XL in September 2005.

Ahold operates in three main geographical regions, identified on the basis of the location of the customers, which is the secondary format for segment reporting:

Geographical segment	Significant operations included in the geographical segment
U.S.	Stop & Shop, Giant-Landover, Peapod, Giant-Carlisle, Tops, BI-LO [1], Bruno’s [1], U.S. Foodservice and Corporate Staff (U.S.)
Europe

Albert Heijn, Etos, Gall & Gall, Ahold Coffee Company, Deli XL [1], Czech Republic,

Poland, Slovakia, Schuitema, Spain [1], Corporate Staff (the Netherlands and

Switzerland) and the unconsolidated joint ventures and associates ICA (60%),

JMR (49%) and W&H (50%) [1]

Other	Asia [1], South America [1] and Paiz Ahold S.A. [1]
1	Divested, to the extent discussed above.

The accounting policies used for the segments are the same as the accounting policies used for the consolidated financial statements as described in Note 3. Consequently, net sales and operating income from joint ventures, associates and discontinued operations are not included in the segmented financial information, since these are not included in the consolidated net sales and operating income of Ahold. See Notes 12 and 18 for additional disclosures.

Note 5

NET SALES (EXCLUDING INTERSEGMENT SALES)	2005	2004
Retail
Stop & Shop/Giant-Landover Arena	13,161	12,949
Giant-Carlisle/Tops Arena	4,989	5,209
Albert Heijn Arena	6,585	6,418
Central Europe Arena	1,761	1,683
Schuitema	3,128	3,181
Total retail	29,624	29,440

Foodservice
U.S. Foodservice	14,872	15,170
Ahold Group	44,496	44,610

Region
U.S.	33,022	33,328
Europe	11,474	11,282
Ahold Group	44,496	44,610

NET SALES (INCLUDING INTERSEGMENT SALES)	2005	2004
Retail
Stop & Shop/Giant-Landover Arena	13,648	13,757
Giant-Carlisle/Tops Arena	4,989	5,209
Albert Heijn Arena	6,605	6,434
Central Europe Arena	1,761	1,683
Schuitema	3,128	3,181
Total retail	30,131	30,264

Foodservice
U.S. Foodservice	14,898	15,199

Group Support Office	14	13
Intersegment sales	(547)	(866)
Ahold Group	44,496	44,610

AHOLD ANNUAL REPORT 2005	107

Financial statements – Notes to the consolidated financial statements

Note 5

OPERATING INCOME	2005	2004
Retail
Stop & Shop/Giant-Landover Arena	708	691
Giant-Carlisle/Tops Arena	72	114
Albert Heijn Arena	288	317
Central Europe Arena	(44)	(54)
Schuitema	95	67
Total retail	1,119	1,135

Foodservice
U.S. Foodservice	86	54

Group Support Office	(957)	(266)
Operating income Ahold Group	248	923
Net financial expense	(646)	(281)
Share in income of joint ventures and associates [1]	155	138
Income (loss) before income taxes	(243)	780
Income taxes	205	(147)
Income (loss) from continuing operations	(38)	633
Income from discontinued operations [2]	197	265
Net income	159	898

1	Mainly relates to joint ventures and associates in the Other retail segment.
2	For segment disclosure of income from discontinued operations, see Note 12.

Note 5

ASSETS RELATED TO OPERATIONS (INCLUDING INTERSEGMENT BALANCES)	2005	2004
Retail
Stop & Shop/Giant-Landover Arena	6,199	5,630
Giant-Carlisle/Tops Arena	1,534	1,471
Albert Heijn Arena	1,641	1,505
Central Europe Arena	969	950
Schuitema	754	757
Other retail	759	788
Total retail	11,856	11,101

Foodservice
U.S. Foodservice	5,405	4,631

Group Support Office	2,068	3,279
Intersegment balances	(530)	(885)
Assets related to operations	18,799	18,126

Derivative assets	286	960
Deferred and current income tax assets	797	706
Assets continuing operations	19,882	19,792

BI-LO/Bruno’s Arena	–	1,163
Other retail	–	104
Deli XL	–	204
Unallocated (non-current assets and disposal groups held for sale)	123	111
Assets held for sale	123	1,582

Ahold Group	20,005	21,374

Region
U.S.	13,042	11,179
Europe	5,780	6,679
Other	40	312
Intersegment balances	(63)	(44)
Ahold Group – assets related to operations	18,799	18,126

AHOLD ANNUAL REPORT 2005	109

Financial statements – Notes to the consolidated financial statements

Note 5

LIABILITIES RELATED TO OPERATIONS (INCLUDING INTERSEGMENT BALANCES)	2005	2004
Retail
Stop & Shop/Giant-Landover Arena	1,886	1,870
Giant-Carlisle/Tops Arena	548	530
Albert Heijn Arena	1,231	1,167
Central Europe Arena	428	411
Schuitema	308	327
Total retail	4,401	4,305

Foodservice
U.S. Foodservice	1,408	1,249

Group Support Office	1,794	1,115
Intersegment balances	(530)	(885)
Liabilities related to operations	7,073	5,784

Short-term borrowings	597	612
Loans	5,123	7,578
Finance lease liabilities	1,362	1,164
Cumulative preferred financing shares	666	666
Derivative liabilities	206	149
Deferred and current income tax liabilities	63	358
Other current liabilities (dividend and interest payable)	184	204
Liabilities continuing operations	15,274	16,515

BI-LO/Bruno’s Arena	–	701
Other retail	–	71
Deli XL	–	135
Unallocated (liabilities related to disposal groups held for sale)	16	–
Liabilities related to assets held for sale	16	907

Liabilities Ahold Group	15,290	17,422

Region
U.S.	4,107	3,640
Europe	3,014	2,139
Other	15	49
Intersegment balances	(63)	(44)
Ahold Group – liabilities related to operations	7,073	5,784

Note 5

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT, INVESTMENT PROPERTY, GOODWILL AND OTHER INTANGIBLE ASSETS	2005	2004
Retail
Stop & Shop/Giant-Landover Arena	571	1,009
Giant-Carlisle/Tops Arena	206	152
BI-LO/Bruno’s Arena	–	1
Albert Heijn Arena	175	158
Central Europe Arena	139	162
Schuitema	82	130
Other retail	–	17
Total retail	1,173	1,629

Foodservice
U.S. Foodservice	218	74
Deli XL	–	9
Total foodservice	218	83

Group Support Office	9	1
Ahold Group	1,400	1,713

Region
U.S.	995	1,236
Europe	405	460
Other	–	17
Ahold Group	1,400	1,713

DEPRECIATION AND AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT, INVESTMENT PROPERTY AND OTHER INTANGIBLE ASSETS	2005	2004
Retail
Stop & Shop/Giant-Landover Arena	439	446
Giant-Carlisle/Tops Arena	125	142
BI-LO/Bruno’s Arena	–	13
Albert Heijn Arena	138	140
Central Europe Arena	67	69
Schuitema	53	46
Other retail	–	24
Total retail	822	880

Foodservice
U.S. Foodservice	112	112
Deli XL	–	5
Total foodservice	112	117

Group Support Office	10	17
Ahold Group	944	1,014

AHOLD ANNUAL REPORT 2005	111

Financial statements – Notes to the consolidated financial statements

Note 5

Additional segment information

Significant non-cash expenses, other than depreciation, amortization and impairment losses and reversals that were included in segment expense and deducted in measuring segment result were as follows:

	Business segment	2005	2004
Share-based compensation	GSO	24	18
Settlement securities class action	GSO	803	–
Recognition of cumulative translation differences	BI-LO/Bruno’s	22	–
Recognition of cumulative translation differences	Other retail	2	1
Recognition of cumulative translation differences	GSO	2	–

Since the Company’s management reviews the full financial position and results of operations of its most significant joint ventures and associates included in the segment Other retail (ICA, JMR and Paiz Ahold), the joint ventures and associates in these segments are considered operating segments. Accordingly, additional segment information for these joint ventures and associates is included below. The additional information with respect to the joint ventures and associates represents amounts that are not consolidated in the Company’s consolidated financial statements since the interests in the joint ventures and associates are accounted for under the equity method, as described in Note 3.

SEGMENT INFORMATION JOINT VENTURES AND ASSOCIATES – OTHER RETAIL	2005	2004
Net Sales (excluding intersegment sales)	9,423	9,664
Net Sales (including intersegment sales)	9,423	9,664
Operating income	1,826	1,819
Assets related to operations	4,491	4,971
Liabilities related to operations	1,347	1,603
Investments	375	548
Depreciation and amortization	(199)	(202)
Average number of employees in Full-Time Equivalents	35,098	50,273

Note 5

Average number of employees in full-time equivalents	2005	2004
Retail
Stop & Shop/Giant-Landover Arena	60,454	61,963

Giant-Carlisle/Tops Arena	25,886	28,278

BI-LO/Bruno’s Arena	1,197	23,882

Albert Heijn Arena	22,350	23,087

Central Europe Arena	22,656	24,343

Schuitema	4,997	5,222

Other retail	998	33,256
Total retail	138,538	200,031

Foodservice

U.S. Foodservice	28,286	28,658
Deli XL	1,284	1,869
Total foodservice	29,570	30,527

Group Support Office	460	445
Ahold Group	168,568	231,003
Region
U.S.	115,958	142,916
Europe	51,612	66,813
Other	998	21,274
Ahold Group	168,568	231,003

AHOLD ANNUAL REPORT 2005	113

Financial statements – Notes to the consolidated financial statements

Note 6, 7, 8

6  NET SALES

	2005	2004
Sales to retail customers	25,622	25,574
Sales to wholesale customers	14,868	15,183
Sales to franchisees and franchisee fees	3,515	3,502
Internet sales	252	200
Other sales	239	151
Net sales	44,496	44,610

For disclosures on net sales of discontinued operations, see Note 12.

7  EXPENSES BY NATURE

	2005	2004
Cost of product	33,103	33,272
Employee benefit expenses	5,793	5,811
Other store expenses	2,118	2,023
Depreciation, amortization and impairments	1,069	1,209
Rent expense	631	662
Settlement securities class action	803	–
Other expenses	731	710
Total expenses	44,248	43,687

In November 2005 Ahold reached an agreement with the lead plaintiffs to settle the securities class action (the “Securities Action”), which is pending before the U.S. District Court for the District of Maryland. Ahold also reached an agreement to settle litigation with the Vereniging van Effectenbezitters (the Dutch Shareholders’ Association or the “VEB”). An amount of EUR 803 has been recognized in 2005 operating income related to the Securities Action, which includes insurance proceeds. For further information on the agreements in the Securities Action and with the VEB, see Note 35.

For disclosures on total expenses of discontinued operations, see Note 12.

8  EMPLOYEE BENEFIT EXPENSES AND DIRECTORS’ REMUNERATION

	2005	2004
Salaries and wages	4,750	4,760
Social security charges	773	837
Pension expenses	245	191
Share-based compensation expenses	25	23
Total employee benefit expenses	5,793	5,811

Note 8

Remuneration of the Corporate Executive Board members, including former members

Amounts in the discussion below are in thousands of EUR or USD, unless otherwise indicated.

Base salary

In 2005 the base salary awarded to each individual Corporate Executive Board member was unchanged compared with 2004.

Annual performance bonuses

70% of the bonus opportunity for the Corporate Executive Board members is based on improvement of Economic Value Added (“EVA”) and 30% is based on financial and qualitative targets set by the Supervisory Board. The EVA target is based on EVA improvement for Ahold overall. According to Ahold’s remuneration policy for Corporate Executive Board members, the bonus paid upon achieving “at-target” performance is 100% of the annual base salary with a maximum of 125% of the annual base salary for all Corporate Executive Board members. For Mr. Moberg however, due to contractual obligations, the bonus payable upon achieving “at-target” performance is 143% of his annual base salary with a maximum bonus of 250% of his annual base salary.

Pension plan

The Corporate Executive Board members, except for Mr. Moberg, will receive final pay of 60% of their pension-bearing base salary annually upon reaching the age of 60, assuming a minimum of 30 pension-bearing years at Ahold have been accumulated. These Corporate Executive Board members pay a pension premium contribution of approximately 3.9% of their pension-bearing salary. In addition, Mr. De Raad participates in a U.S. salary continuation plan, which is free of contribution and applies to his U.S. pensionable salary. The defined benefit obligation related to Messrs. Wakkie, Ryöppönen and De Raad amounts to EUR 3,240 as of January 1, 2006.

Mr. Moberg does not participate in any of Ahold’s pension plans; instead he receives the employer retirement pension contributions, which amount to approximately EUR 83 per year.

Due to changes in pension law in the Netherlands, the Company will review the pension plan for the Corporate Executive Board members during 2006.

Employment contracts with the individual Corporate Executive Board members

Mr. Moberg

The Company’s amended and restated employment agreement with Mr. Moberg, dated October 14, 2003, provides for a base salary of EUR 1,500 per year and a bonus, as well as participation in the Company’s share option plan. The bonus is based 70% on EVA targets and 30% on two personal performance criteria set by the Supervisory Board. The maximum bonus he can receive is 250% of his base salary for each year. In addition, Mr. Moberg participates in the Company’s 2004-2006 Performance Share Grant program (see Note 9). Unless Mr. Moberg’s employment agreement is otherwise terminated, he will be eligible for reappointment in 2008. Mr. Moberg’s severance arrangement will be negotiated if and when this employment agreement is terminated by Ahold other than for cause. Mr. Moberg’s employment agreement may be terminated by Ahold with a notice period of 12 months and by Mr. Moberg with a notice period of six months.

Mr. Rishton

The Company’s employment agreement with Mr. Rishton, dated September 14, 2005, provides for a base salary of EUR 725 per year and bonus in accordance with the annual cash incentive plan, including the plan’s target and cap, and the long-term incentive plan of the Company’s remuneration policy. On the starting date of his employment, Mr. Rishton was granted 100,000 Ahold common shares to compensate the loss of long-term perquisites from his previous employer. The vesting of these common shares is conditional upon three years employment. Mr. Rishton’s grant of shares will vest immediately in the event that his employment agreement is terminated within the three-year vesting period. Mr. Rishton participates in the Ahold pension plan. Mr. Rishton’s employment agreement may be terminated by Ahold with a notice period of 12 months and by Mr. Rishton with a notice period of six months. In the event Ahold terminates Mr. Rishton’s employment agreement for reasons other than cause, Mr. Rishton is entitled to a severance payment equal to one year’s base salary.

AHOLD ANNUAL REPORT 2005	115

Financial statements – Notes to the consolidated financial statements

Note 8

The Supervisory Board will nominate Mr. Rishton for appointment to the Corporate Executive Board at the Annual General Meeting of Shareholders on May 18, 2006. If Mr. Rishton is appointed, unless his employment agreement is otherwise terminated, he will be eligible for reappointment in 2010. In the event he is not appointed in May 2006 or not reappointed at a subsequent date, the employment agreement terminates and Mr. Rishton is entitled to a severance payment corresponding to one year’s base salary. In the event he is not appointed in May 2006 he is also entitled to keep any granted shares (the conditions of which will lapse upon the resulting termination).

Mr. Wakkie

The Company’s employment agreement with Mr. Wakkie, dated October 9, 2003, provides for a base salary of EUR 500 per year and a bonus, as well as participation in the Company’s share option plan. The bonus is based 70% on EVA targets and 30% on two personal performance criteria set by the Supervisory Board. If these targets are met, the bonus will equal 100% of his base salary for the relevant year, ranging to a maximum bonus of 125% in a situation of outperforming the targets. Mr. Wakkie’s contractual entitlement to receive a grant of 150,000 Ahold common shares has been converted into participation in the Company’s 2004-2006 Performance Share Grant program (see Note 9). Mr. Wakkie also participates in the Ahold pension plan. Unless Mr. Wakkie’s employment agreement is otherwise terminated, he will retire in 2008. Mr. Wakkie’s employment agreement does not include any severance arrangement and the agreement may be terminated with a notice period of three months by either Mr. Wakkie or Ahold.

Mr. Ryöppönen

Mr. Ryöppönen joined the Corporate Executive Board in June 2003 and he resigned from the Corporate Executive Board effective August 31, 2005. The Company’s employment agreement with Mr. Ryöppönen provided for a base salary of EUR 650 per year and a bonus, as well as participation in Ahold’s share option plan. The bonus was based 70% on EVA targets and 30% on two personal performance criteria set by the Supervisory Board. If these targets were met, the bonus would equal 125% of his base salary for the relevant year. For the first 12 months of his employment, Mr. Ryöppönen was entitled to a guaranteed bonus of 70% of this annual target bonus amount. For the following 12 months of employment, Mr. Ryöppönen was entitled to a guaranteed bonus of 50% of his annual target bonus amount. Pursuant to his employment agreement, Mr. Ryöppönen received a grant of 80,000 Ahold common shares in July 2004 and a grant of 50,000 Ahold common shares in December 2004, subject to the terms and conditions of the Restricted Share Retention Agreement for Key Management (see Note 9). In addition Mr. Ryöppönen participated in the Company’s 2004 – 2006 Performance Share Grant program (see Note 9). Mr. Ryöppönen participated in the Ahold pension plans. No severance was paid to Mr. Ryöppönen when he resigned.

Mr. De Raad

Mr. De Raad joined the Corporate Executive Board in 2001 and he retired from the Corporate Executive Board effective January 7, 2005. The Company’s employment agreement with Mr. De Raad provided for a base salary of EUR 632 per year and a bonus, as well as participation in Ahold’s share option plan. Effective 2004 the bonus was based 70% on EVA targets and 30% on a personal performance criterion set by the Supervisory Board. If these targets were met, the bonus would equal 125% of his base salary for the relevant year. In addition Mr. De Raad participates in the Company’s 2004 – 2006 Performance Share Grant program (see Note 9). After his retirement from the Corporate Executive Board, Mr. De Raad remained employed by the Company to assist with finalization of the divestment activities until July 1, 2005. Mr. De Raad received a severance payment of EUR 637 at the date of his retirement.

Note 8

Remuneration

Amounts in the table below do not include the remuneration for former Corporate Executive Board members after their resignation from the Corporate Executive Board.

Euros in thousands	Base salary	Bonuses [1]	Share- based compen- sation [2]	Pensions [3]	Accrued termin- ation benefits	Other [4]	Total 2005	Total 2004 [2]
A.C. Moberg	1,500	1,440	287	–	–	141	3,368	3,753

H. Ryöppönen (resigned from the Board effective August 31, 2005) [5]	421	–	–	126	–	36	583	2,662

P.N. Wakkie	500	625	215	205	–	14	1,559	1,619

M.P.M. de Raad (resigned from the Board effective January 7, 2005) [6]	12	–	4	2	–	1	19	2,504 [7]

W.J. Grize (resigned from the Board effective December 31, 2004)	–	–	–	–	–	–	–	2,588 [8]
J.G. Andreae (resigned from the Board effective February 23, 2004)	–	–	–	–	–	–	–	202
Total	2,433	2,065	506	333	–	192	5,529	13,328

1	Bonuses represent accrued bonuses to be paid in the following year. The actual bonus amounts may vary from the accrued bonuses, pending their approval by the Remuneration Committee.
2	The amounts included in the table for share-based compensation represent the share-based compensation expense calculated under IFRS 2 related to the grants to Corporate Executive Board members. The fair value of share-based compensation grants is expensed on a straight-line basis over the three year vesting period of the grants. 2004 remuneration amounts have been adjusted compared with the 2004 financial statements to include share-based compensation expenses. Share-based compensation plans are discussed in Note 9.
3	Pension costs are the total net periodic pension costs.
4	“Other” mainly includes representation allowances, employer’s contributions to social security plans, allowances for private medical insurance and benefits in kind such as tax advice and medical expenses. Mr. Moberg received a contractually agreed allowance of EUR 83 for pensions in lieu of participation in a pension plan.
5	Upon Mr. Ryöppönen’s resignation, the options and Performance Share Grants granted to him, as well as the accrued rights under a US non-qualified retirement plan, forfeited. The reversal of previously recognized expenses is not included in the remuneration table.
6	After his resignation from the Corporate Executive Board, Mr. De Raad continued to assist Ahold in finalizing certain divestment activities until July 1, 2005, for which he has been compensated.
7	Includes a termination benefit of EUR 637 that Mr. De Raad received at the date of his retirement and a single pension premium payment of EUR 323 related to his retirement.
8	Includes a termination benefit of EUR 880 (USD 1,195) that Mr. Grize will receive at the date of his retirement, which is expected to be April 30, 2006.

Shares and other interests in Ahold

As of January 1, 2006, Corporate Executive Board members held the following shares and other interests in Ahold:

Common shares
A.C. Moberg	369,999
P.N. Wakkie	7,500
Total	377,499

AHOLD ANNUAL REPORT 2005	117

Financial statements – Notes to the consolidated financial statements

Note 8

Remuneration of the Supervisory Board members

Euros in thousands	2005	2004
R. Dahan (appointed in 2004)	70	28
J. Hommen (appointed in 2003)	71	47
K.M.A. de Segundo (appointed in 2004)	67	25
D.C. Doijer (appointed in 2005)	49	–
M. Hart (appointed in 2005)	43	–
B. Hoogendoorn (appointed and resigned in 2005)	24	–
S.M. Shern (appointed in 2005)	57	–
Dr. C.P. Schneider (resigned in 2005)	14	38
L.J.R. de Vink (resigned in 2005)	18	47
K. Vuursteen (resigned in 2005)	14	50
R. Fahlin (resigned in 2004)	–	20
M. Perry (resigned in 2004)	–	16
R.G. Tobin (resigned in 2004)	–	16
Total	427	287

As of January 1, 2006 Supervisory Board members held the following shares and other interests in Ahold:

Common shares
R. Dahan	140,000
Total	140,000

Compensation of other key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company recognized the following expenses for consideration paid, payable or provided to other key management personnel (i.e. not members of the Corporate Executive Board or Supervisory Board), in exchange for services rendered to the Company:

Euros in thousands	2005	2004
Short-term employee benefits (mainly salaries, bonuses and social security contributions)	5,611	4,648
Post-employment benefits (pensions and other retirement benefits)	990	642
Share-based compensation expenses	788	2,872
Termination benefits	570	–
Other long-term benefits	–	–
Total	7,959	8,162

Note 9

9  SHARE-BASED COMPENSATION

In 2005 Ahold had two types of share-based compensation plans: (a) share option plans and (b) a performance share grant plan. In addition, in 2004 a restricted shares program was in place, which ended January 2, 2005. Furthermore, shares are incidentally granted to employees as part of their remuneration. Total share-based compensation expenses, which are fully recognized in the Group Support Office segment, were as follows:

	2005	2004
Share option plans	17	11
2004-2006 Performance Share Grant	7	7
Granted shares	1	5
Total share-based compensation expenses	25	23

As set out in Note 36, all share option grants from before November 7, 2002 and share option grants that were fully vested at January 1, 2005 are accounted for using the intrinsic value method. Because the share options in Ahold’s option plans do not have an intrinsic value at the grant date, no expenses have been recognized for these grants.

Ahold does not hold any of its own shares to cover the share-based compensation plans, as it is Ahold’s current policy to issue new shares for these plans.

Share option plans

Main characteristics

Effective 2005 Ahold has one global share option plan with a uniform set of rules and conditions (the “2005 Plan”) for all participants, except members of the Corporate Executive Board. The term of the 2005 share options is eight years and the exercise of these options is conditional upon continued employment during a three-year vesting period. Upon termination of employment, share options that have vested can be exercised during four weeks after termination and are forfeited thereafter, while share options that have not vested will be forfeited immediately. Upon termination of employment due to retirement, disability or death all share options are exercisable during their relevant exercise periods. Also effective 2005, share options are granted on the first Monday in April of any given year. The exercise price of each share option equals the closing market price of Ahold’s common shares at Euronext Amsterdam on the last stock exchange trading day prior to the grant date.

A separate plan applies to members of the Corporate Executive Board. Beginning with the share option grant made in 2005, all option grants to members of the Corporate Executive Board are subject to performance criteria (measured with EVA) at vesting. Other characteristics of the plan are the same as for the 2005 Plan described above. Details of the Corporate Executive Board plan are described in the “Remuneration” section of this annual report.

Until January 2, 2005 Ahold had three share option plans (the Dutch, U.S. and International Share Option Plans (collectively the “Plans”)). Under these Plans, participants were granted share options with either a five- or ten-year term, generally exercisable after three years. Share options were granted on the first business day of each year and the exercise price of each share option equaled the closing market price of Ahold’s common shares on the previous business day.

Upon termination of employment, all share options granted under the Dutch Plan can be exercised within four weeks after termination and are forfeited thereafter. Share options granted under the U.S. and International Plan can, upon termination of employment, be exercised within four weeks after termination provided they have vested and are forfeited thereafter, while share options that have not vested will be forfeited immediately. Under the Plans, upon termination of employment due to retirement, disability or death all share options are exercisable during their relevant exercise periods.

During the years presented Ahold followed the practice in the Netherlands, recommended by VNO-NCW (Dutch employers association), of not granting options exercisable into a number of shares that exceeds a yearly approximate maximum of 1% of the issued and outstanding common shares, or 15.5 million as of January 1, 2006. From 1997 until 2003, the number of share options granted each year was dependent on the growth in basic net income (loss) available for common shareholders during the most recent year as compared to the immediately preceding year. In 2004 and 2005, the grants made were at the discretion of the Corporate Executive Board and approved by the Supervisory Board.

AHOLD ANNUAL REPORT 2005	119

Financial statements – Notes to the consolidated financial statements

Note 9

The following table summarizes the status of the share option plans during 2005:

Description of grant	Outstanding at beginning of 2005	Granted during 2005 [1]	Exercised during 2005	Forfeited during 2005	Expired during 2005	Outstanding at the end of year	Exercise price	Expiration date
A.C. Moberg:
5 yr 2003 grant [2]	500,000	–	–	–	–	500,000	5.20	05/04/2008
5 yr 2004 grant	50,625	–	–	–	–	50,625	5.83	12/28/2008
5 yr 2005 grant	–	60,750	–	–	–	60,750	6.36	04/03/2010
10 yr 2003 grant [2]	500,000	–	–	–	–	500,000	5.20	05/04/2013
10 yr 2004 grant	50,625	–	–	–	–	50,625	5.83	12/28/2013
10 yr 2005 grant	–	60,750	–	–	–	60,750	6.36	04/03/2015
P.N. Wakkie:
5 yr 2005 grant	–	45,000	–	–	–	45,000	6.36	04/03/2010
10 yr 2005 grant	–	45,000	–	–	–	45,000	6.36	04/03/2015
M.P.M. de Raad:
5 yr 2001 grant	50,000	–	–	–	50,000	–	34.36	12/31/2005
5 yr 2002 grant	75,000	–	–	–	–	75,000	32.68	12/30/2006
5 yr 2003 grant	37,500	–	–	–	–	37,500	11.65	12/29/2007
5 yr 2004 grant	37,500	–	–	–	–	37,500	5.83	12/28/2008
5 yr 2005 grant	–	45,000	–	–	–	45,000	6.36	04/03/2010
10 yr 2001 grant	25,000	–	–	–	–	25,000	34.36	12/31/2010
10 yr 2003 grant	37,500	–	–	–	–	37,500	11.65	12/29/2012
10 yr 2004 grant	37,500	–	–	–	–	37,500	5.83	12/28/2013
10 yr 2005 grant	–	45,000	–	–	–	45,000	6.36	04/03/2015
H.R. Ryöppönen:
5 yr 2004 grant	75,000	–	–	75,000	–	–	5.83	12/28/2008
5 yr 2005 grant	–	45,000	–	45,000	–	–	6.36	04/03/2010
10 yr 2005 grant	–	45,000	–	45,000	–	–	6.36	04/03/2015
Subtotal Corporate Executive Board Members	1,476,250	391,500	–	165,000	50,000	1,652,750

Weighted average exercise price	–	–	–	–	–	–	7.46
Other employees
5 yr	17,299,393	85,200	396,211	2,582,515	3,763,271	10,642,596	17.44

8 yr	–	10,120,550	199,860	752,898	–	9,167,792	6.36
10 yr	11,906,893	77,200	354,090	2,165,446	225,947	9,238,610	18.05
Subtotal other employees	29,206,286	10,282,950	950,161	5,500,859	3,989,218	29,048,998	14.14
Total Options	30,682,536	10,674,450	950,161	5,665,859	4,039,218	30,701,748	13.78

Weighted average exercise price	19.53	6.36	5.94	18.72	33.01

Weighted average share price at date of exercise			6.75
1	For Corporate Executive Board members, the number of options represents the maximum (120%-level). For details regarding the share option plan of the Corporate Executive Board reference is made to section “Remuneration” of this Annual Report.
2	Special grant effective May 5, 2003.

Note 9

The following table summarizes the status of the share option plans during 2004:

	Term	Outstanding at beginning of year	Granted	Exercised	Weighted average exercise price	Weighted average share price	Forfeited or expired	Outstanding at end of year
	5 yr	21,786,134	4,686,294	9,000	5.83	6.17	8,338,410	18,125,018
	10 yr	10,610,747	3,692,780	7,750	5.83	5.97	1,738,259	12,557,518
Total		32,396,881	8,379,074	16,750	5.83	6.08	10,076,669	30,682,536

Weighted average exercise price		25.19	5.83	5.83			26.33	19.53

The following table summarizes information about the outstanding share options for all employees at January 1, 2006:

Range of Exercise Prices EUR	Number outstanding at January 1, 2006	Weighted average exercise price	Weighted average remaining contractual years	Number exercisable at January 1, 2006	Weighted average exercise price	Weighted average remaining contractual years
5.20-11.65	22,658,352	7.54	5.77	5,907,361	11.65	4.18
15.18-22.17	723,185	18.77	1.47	723,185	18.77	1.47
25.38-29.39	497,639	29.13	4.03	497,639	29.13	4.03
30.26-34.36	6,822,572	32.82	2.74	5,535,098	32.86	1.98
Total	30,701,748			12,663,283

Valuation model and input variables

The weighted average fair value of the share options granted in 2005 and 2004 amounts to EUR 2.30 and EUR 2.12 respectively. These fair values were calculated using the Black-Scholes-Merton formula and the following assumptions:

WEIGHTED AVERAGE ASSUMPTIONS	2005	2004
Expected life of the option (years):
Five-year options	4.0	4.0
Eight-year options	5.5	–
Ten-year options	6.0	6.0
Interest rate	3.0%	3.5%
Volatility	43.0%	45.0%
Assumed annual forfeitures	5.0%	5.0%
Assumed dividend yield	2.0%	2.0%

The effects of expected early exercise have been incorporated in the calculation by using an expected life of the share option that is shorter than the contractual life. Expected volatility has been determined based on historical volatilities, whereby the extraordinarily volatile month after February 24, 2003 has been excluded.

2004 – 2006 Performance Share Grant

Main characteristics

Effective January 2004 Ahold launched a share bonus program for certain employees, known within Ahold as the 2004-2006 Ahold Performance Share Grant Plan (the “PSG” plan). This is a performance-related share grant plan based on the development of Ahold’s Total Shareholder Return (“TSR”) benchmarked against the TSR development of a selected group of ten companies (including Ahold) with the same core activities as Ahold (the peer group – see the “Remuneration” section of this Annual Report). TSR development is measured over the 2004-2006 period. The starting value of each of the share prices

AHOLD ANNUAL REPORT 2005	121

Financial statements – Notes to the consolidated financial statements

Note 10

of the peer group is defined as the average share price for the last six months of 2003. The ending value is defined as the average share price for the last six months of 2006, with dividends added.

At the end of the three-year period, Ahold will be ranked within the peer group on the basis of its TSR results and the number of shares to be granted will depend on Ahold’s ranking within the peer group. No shares will be granted should Ahold attain a position lower than sixth of the ten companies in the peer group. Pursuant to the plan, approximately 735 participants are to be granted a total of approximately 5.7 million of Ahold’s common shares should Ahold achieve the third position in the ranking. The maximum number of common shares that can be granted is approximately 8.6 million, if Ahold attains the number one position. The number of shares in the table below are to be adjusted for forfeitures over the three-year period.

	Number of shares if Ahold achieves position:
	10, 9, 8 or 7 in ranking	6 in ranking	5 in ranking	4 in ranking	3 in ranking	2 in ranking	1 in ranking
A.C. Moberg	–	50,000	100,000	150,000	200,000	250,000	300,000
P.N. Wakkie	–	37,500	75,000	112,500	150,000	187,500	225,000
M.P.M de Raad	–	50,000	100,000	150,000	200,000	250,000	300,000
Total PSG	–	1,436,800	2,873,600	4,310,400	5,747,200	7,184,000	8,620,800

Valuation model and input variables

The fair value of the 2004-2006 Performance Share Grant has been calculated using a Monte Carlo simulation model. The most important inputs are the historical volatilities in the share price of each of the shares of the peer group companies between January 1, 2001 and December 31, 2003. The fair value resulting from the Monte Carlo simulation, adjusted for assumed forfeitures, amounts to EUR 21 and is accounted for ratably over the three-year period of the plan.

Restricted shares retention agreements for key management

In 2003 Ahold granted restricted shares to certain key officers under individual key management retention agreements. The size of the grant was adjusted in 2004 due to the dilutive effect of the rights issue in December 2003. Vesting of 868,750 shares and 765,000 shares occurred in July 2004 and December 2004, respectively. Total compensation expense has been recognized ratably over the vesting period of these grants.

10  OTHER FINANCIAL INCOME (EXPENSE)

	2005	2004
ICA put option	–	379
Other	(56)	1
Other financial income (expense)	(56)	380

Other financial expense primarily consists of a one-time loss of EUR 53 incurred on the buyback of EUR 1,000 equivalent in principal amount of certain of the notes issued by the Company. For more information, see Note 26.

In connection with the acquisition of its 50% interest in ICA in 2000, Ahold granted a put option to its joint venture partners Canica and HIAB, which was recognized as a separate liability at fair value. Until November 2004 the fair value of the ICA put option was remeasured. In November 2004 the put option was settled (pursuant to which a 20% interest in ICA was obtained from Canica) and waived (with respect to HIAB). Subsequently, Ahold sold a 10% interest in ICA to HIAB. Included in other financial income in 2004 is EUR 379 resulting from the fair value remeasurement, the settlement of the Canica part of the ICA put option and the waiver of the HIAB part of the ICA put option, as well as the related divestment result on the sale of the 10% interest in ICA to HIAB.

Note 11

11  INCOME TAXES

Income taxes continuing operations

The following table specifies the current and deferred tax components of income taxes for continuing operations:

	2005	2004
Current income taxes
Domestic taxes	197	(76)
Foreign taxes
U.S.	64	68

Europe – Other	6	(6)
South America	–	(5)
Total current tax benefit (expense)	267	(19)

Deferred income taxes
Domestic taxes	(25)	(18)

Foreign taxes

U.S.	(30)	(116)
Europe – Other	(7)	6
Total deferred tax benefit (expense)	(62)	(128)

Total income taxes continuing operations	205	(147)

Income taxes discontinued operations

Income taxes related to discontinued operations amounted to EUR 18 and EUR (27) for 2005 and 2004, respectively and have been applied against income from discontinued operations. For further information, see Note 12.

AHOLD ANNUAL REPORT 2005	123

Financial statements – Notes to the consolidated financial statements

Note 11

Effective income tax rate

Ahold’s effective tax rates in the consolidated statements of operations differ from the statutory income tax rates of the Netherlands, which were 31.5% and 34.5% for 2005 and 2004, respectively. The following table reconciles the statutory income tax rate of the Netherlands with the effective income tax rate as shown in the consolidated statements of operations:

	2005		2004

	EUR	%	EUR	%
Income (loss) before income taxes continuing operations	(243)	–	780	–
Income tax benefit (expense) at statutory tax rate	77	31.5%	(269)	34.5%

Adjustments to arrive at effective income tax rate:
Rate differential (local statutory rates versus the statutory rate of the Netherlands)	20	8.1%	(2)	0.2%
Deferred tax saving (expense) due to changes in tax rates and the imposition of new taxes	(4)	(1.5)%	–	–
Deferred tax saving (expense) related to (reversal of) impairment of deferred tax assets	(24)	(9.9)%	79	(10.1)%
Group Support Office costs and financing	114	46.9%	28	(3.6)%
Share-based payments	(5)	(2.0)%	(6)	0.8%
Participation exemption and group relief provisions	42	17.3%	48	(6.1)%
Other	(15)	(6.0)%	(25)	3.1%
Total income taxes	205	84.4%	(147)	18.8%

Group Support Office costs and financing includes the result of Ahold’s intercompany finance activities, which are carried out from the treasury center in Geneva, Switzerland.

Note 11

Deferred income tax assets and liabilities

Deferred income tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred income tax assets and liabilities at January 1, 2006 and January 2, 2005 are as follows:

	January 1, 2006	January 2, 2005
Deferred tax assets
Leases and financings	227	219
Benefit plans	274	318
Other provisions	122	142
Derivatives and loans	30	–
Other	47	–
Total gross deferred tax assets	700	679
Impairments	(29)	(84)
Total net deferred tax assets	671	595

Tax losses and tax credits	667	613
Impairments	(375)	(237)
Total net tax losses and tax credits	292	376

Total net tax assets position	963	971

Deferred tax liabilities
Property, plant and equipment and intangible assets	278	340
Inventories	105	78
Derivatives and loans	–	6
Total deferred tax liabilities	383	424

Net deferred tax assets	580	547

As of January 1, 2006, Ahold had operating loss carryforwards of a total nominal amount of approximately EUR 4,193, expiring between 2006 and 2024 (January 2, 2005: EUR 4,101). Such operating loss carryforwards and tax credits may not be used to offset income taxes in other jurisdictions.

Ahold determines whether deferred tax assets are realizable on the basis of expected taxable profits arising from the reversal of recognized deferred tax liabilities and on the basis of budgets, cash flow forecasts and impairment models. Where utilization of deferred tax assets is not considered probable, a valuation allowance is established. Included in 2005 net deferred tax assets is a total of EUR 292 (2004: EUR 376) which relates to deferred tax assets of group companies that have suffered tax losses in the current or prior year and where the realization of the deferred tax assets will be fully dependent upon the availability of future taxable profits and the taxable income due to the reversal of deferred tax liabilities by those companies.

Deferred income tax assets and liabilities are offset in the consolidated balance sheets when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes are levied by the same fiscal authority. Deferred tax assets and liabilities are presented as non-current deferred tax assets and liabilities in the consolidated balance sheets.

AHOLD ANNUAL REPORT 2005	125

Financial statements – Notes to the consolidated financial statements

Note 12

The following table specifies the years in which Ahold’s operating loss carryforwards are scheduled to expire:

	2006	2007	2008	2009	2010	2011- 2014	2015- 2019	After 2019	Total
Operating loss	45	57	78	99	546	336	404	2,628	4,193

Due to the application of international tax treaties between jurisdictions in which Ahold operates, European Union law, the Dutch participation exemption and other group tax relief provisions, dividends distributed by subsidiaries, joint ventures and associates and the capital gains (losses) on divestments of group companies are generally tax exempt. If undistributed income of subsidiaries, joint ventures and associates would be taxable upon remittance or if capital gains upon divestment are taxable, the Company only recognizes associated deferred withholding and corporate income tax liabilities if the Company cannot unilaterally determine the timing and amount of dividend distributions or divestments or if the Company expects to recover such undistributed income or expects to divest such operations in the foreseeable future. In 2005 and 2004, there were no unrecognized deferred tax liabilities related to unremitted income.

Income taxes charged or credited to group equity

Income taxes recognized in and recycled from group equity in 2005 and 2004 are as follows:

	2005	2004
Aggregate amount of deferred tax recognized in and recycled from equity
Derivatives	14	12
Foreign exchange results	29	5
Total	43	17

12 NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Non-current assets held for sale

During 2005 and 2004 Ahold classified the following balances of assets and liabilities as held for sale, because the carrying amount of these assets and liabilities were expected to be recovered through a sale transaction rather than through continuing use:

	January 1, 2006	January 2, 2005
Non-current assets and disposal groups held for sale	123	111
Disposal groups related to discontinued operations	–	1,471
Total assets held for sale	123	1,582

Liabilities related to non-current assets and disposal groups held for sale	16	–
Liabilities related to discontinued operations	–	907
Total liabilities related to assets held for sale	16	907

The assets and liabilities related to non-current assets and disposal groups held for sale, other than those related to discontinued operations, consist primarily of property, plant and equipment and non-current liabilities.

Discontinued operations

Certain divestments or planned divestments do not meet the criteria of a discontinued operation under IFRS (as described in Note 3) and are for that reason not included in the information on discontinued operations in this note. These divestments or planned divestments include, but are not limited to: the divestments of 198 convenience stores operating in the U.S. under the banners of Wilson Farms and SugarCreek, 13 Hypernova hypermarkets in Poland, Ahold’s 50% interest in W&H in Spain,

Note 12

U.S. Foodservice’s specialty distributor Sofco, 31 stores of Tops located in eastern New York and the Adirondacks region of New York and three shopping centers in Poland and the Czech Republic.

Income from discontinued operations per segment, consisting of operational results from discontinued operations and result on divestments, was as follows:

Business segments	Discontinued operations	2005	2004
BI-LO/Bruno’s Arena	BI-LO and Bruno’s	1	22
Other retail	Spain, Thailand, Disco, Bompreço/Hipercard, G. Barbosa and Paiz Ahold	17	–
Deli XL	Deli XL	7	5
Operational results from discontinued operations		25	27

BI-LO/Bruno’s Arena	BI-LO and Bruno’s	(4)	–
Other retail	Spain, Thailand, Disco, Bompreço/Hipercard, G. Barbosa and Paiz Ahold	118	238
Deli XL	Deli XL	58	–
Result on divestments of discontinued operations		172	238

Income from discontinued operations, net of income taxes		197	265

The following table presents the operational results from discontinued operations:

CONDENSED STATEMENTS OF OPERATIONS	2005	2004
Net sales	916	7,420
Cost of sales	(780)	(5,670)
Gross profit	136	1,750

Operating expenses	(117)	(1,641)
Operating income	19	109

Net financial expense	(4)	(62)
Income from joint ventures and associates	13	15
Income before income taxes	28	62

Income taxes	(3)	(35)
Operational results from discontinued operations	25	27

In 2004 a remeasurement to fair value less cost to sell of EUR 69 was recorded in the BI-LO/Bruno’s Arena in the operational results from discontinued operations, which affected operating expenses and income taxes by EUR 45 and EUR 24, respectively.

AHOLD ANNUAL REPORT 2005	127

Financial statements – Notes to the consolidated financial statements

Note 12

The combined carrying amounts of the major classes of assets and liabilities classified as held for sale that related to discontinued operations were as follows:

CONDENSED BALANCE SHEET DATA	January 1, 2006	January 2, 2005
Non-current assets	–	839
Current assets	–	632
Assets related to discontinued operations	–	1,471

Non-current liabilities	–	484
Current liabilities	–	423
Liabilities related to discontinued operations	–	907

Shareholders’ equity and intercompany balances	–	564

The following table presents the combined condensed statements of cash flows from discontinued operations:

CONDENSED CASH FLOWS STATEMENTS	2005	2004
Net cash from operating activities	(24)	173
Net cash from investing activities	4	(78)
Net cash from financing activities	(6)	(120)
Net cash from operating, investing and financing activities	(26)	(25)

Cash and cash equivalents at beginning of the year	66	129
Change in intercompany accounts	27	13
Cash from divested subsidiaries	(69)	(47)
Effect of exchange rate differences on cash and cash equivalents	2	(4)
Cash and cash equivalents related to discontinued operations at the end of the year	–	66

Note 12

The result on divestments of discontinued operations was as follows:

RESULT ON DIVESTMENTS OF DISCONTINUED OPERATIONS	2005	2004
Cash received	1,058	978
Cash in escrow (regarding Disco)	(198)	233
Receivable (regarding BI-LO/Bruno’s)	53	–
Total proceeds	913	1,211

Net Assets
Property, plant and equipment and intangible assets	871	1,292
Financial assets	136	77
Current assets	638	680
Total assets	1,645	2,049

Non-current liabilities	427	211
Current liabilities	480	858
Total liabilities	907	1,069

Net assets divested	738	980

Cumulative translation differences	(24)	(1)
Income taxes	21	8
Result on divestments of discontinued operations	172	238

No amounts with respect to non-current assets held for sale were recognized directly in group equity in 2005 (2004: EUR 18).

The 2005 result on divestments of discontinued operations includes EUR 13 of expenses with respect to discontinued operations divested in previous periods. These expenses mainly relate to claims received under warranties and guarantees issued upon the divestments in 2004 of Disco, Bompreço/Hipercard and Ahold’s operations in Spain.

2005 Divestments of discontinued operations

BI-LO/Bruno’s Arena – BI-LO/Bruno’s

In January 2005, Ahold completed the sale of BI-LO and Bruno’s to an affiliate of the Lone Star Funds. Ahold received USD 574 (EUR 440) in cash proceeds in 2005, which includes price adjustments. BI-LO and Bruno’s retained all of their debt obligations and other liabilities including finance lease liabilities. Within 18 months of closing, Ahold is entitled to receive the balance of the purchase price in stages, depending upon BI-LO and Bruno’s achieving certain targets relating to dispositions of inventory, real estate and other assets. Estimated proceeds under this arrangement are approximately USD 100 (EUR 84). In order to secure the payment of this variable balance of the purchase price, a letter of credit for USD 100 was placed in escrow at closing of the transaction. Ahold received USD 69 (EUR 56) of the variable balance of the purchase price until March 2006. The transaction resulted in a loss on divestment of USD 4 (EUR 4).

Other retail – G. Barbosa

In April 2005, Ahold completed the sale of G. Barbosa Comercial Ltda. (“G. Barbosa”) to an affiliate of ACON Investments, a U.S.-based investment firm. The divestment of G. Barbosa completed Ahold’s divestiture program in Brazil. The transaction resulted in a loss on divestment of USD 4 (EUR 4).

Deli XL

In September 2005, Ahold completed the sale of Deli XL (active in the foodservice wholesale industry in the Benelux) to Bidvest Holding B.V., a subsidiary of the South Africa based Bidvest Group. The value of the transaction amounts to approximately EUR 140, consisting of a cash consideration, debt repaid to Ahold as well as assumed debt. The transaction resulted in a gain on divestment of EUR 58.

AHOLD ANNUAL REPORT 2005	129

Financial statements – Notes to the consolidated financial statements

Note 12

Other retail – Paiz Ahold

In September 2005, Ahold completed the sale of its 50% interest in Paiz Ahold to Wal-Mart Stores Inc. Paiz Ahold held an interest of 66.7% in CARHCO, which operates food stores in Guatemala, El Salvador, Costa Rica, Nicaragua and Honduras. The transaction resulted in a gain on divestment of USD 165 (EUR 135).

2004 Divestments of discontinued operations

Other retail – Bompreço/Hipercard

In March 2004, Ahold completed the sale of its Brazilian food retailer Bompreço S.A. Supermercados do Nordeste (“Bompreço”) to Wal-Mart Stores Inc. Concurrently, Ahold sold its Brazilian credit card operation Hipercard Administradora de Cartão de Crédito (“Hipercard”) to Unibanco S.A. The combined transaction resulted in a gain on divestments of USD 98 (EUR 79).

Other retail – CRC.Ahold

In March 2004, Ahold sold its stake in CRC.Ahold, operating in Thailand, to its partner, the Central Group resulting in a gain on divestments of EUR 6. With this divestment Ahold completed the divestment of all of its Asian operations.

Other retail – Spain

In December 2004, Ahold completed the sale of its Spanish retail activities to the Permira Funds resulting in a gain on divestments of EUR 64.

Other retail – Disco

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

The transaction resulted in a gain on divestments of USD 116 (EUR 89). Ahold received the escrowed funds for the transferred 85% of Disco shares on March 23, 2005. The purchase price for the remaining approximately 15% of the Disco shares that have not been transferred remains in escrow until such shares can be transferred to Cencosud. Ahold has agreed to indemnify Cencosud for losses incurred if Ahold were to lose legal ownership of any of those shares.

The transfer of Ahold’s entire interest in Disco is subject to approval by the Argentine antitrust authorities. In the event that the antitrust authorities do not approve the transfer of the Disco shares to Cencosud, under the terms of the contract, Ahold is not under any obligation to repay any amount to Cencosud. Instead Ahold will hold the Disco shares for the risk and account of Cencosud and Cencosud shall take all relevant action to effect that the Disco shares are transferred to a third party. For more information on the legal proceedings related to Disco, see Note 35.

Note 13

13  NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO COMMON SHAREHOLDERS OF AHOLD

The calculation of the basic and diluted net income per share attributable to common shareholders of Ahold is based on the following data:

EARNINGS	2005	2004
Net income attributable to common shareholders of Ahold for the purposes of basic earnings per share	133	885
Effect of dilutive potential common shares, reversal of preferred dividends from earnings	44	44
Net income attributable to common shareholders of Ahold for the purposes of dilutive earnings per share	177	929

NUMBER OF SHARES (in thousands)	2005	2004
Weighted average number of common shares for the purposes of basic earnings per share	1,554,713	1,553,007

Effect of dilutive potential common shares:
Share options	–	233
Cumulative preferred financing shares	–	–
Weighted average number of common shares for the purposes of dilutive earnings per share	1,554,713	1,553,240

The calculation of the basic and diluted income (loss) per share from continuing operations attributable to common shareholders of Ahold is based on the following data:

EARNINGS	2005	2004
Income (loss) from continuing operations	(38)	633
Minority interests	(26)	(13)
Income (loss) from continuing operations, attributable to common shareholders of Ahold for the purposes of basic earnings per share	(64)	620
Effect of dilutive potential common shares, reversal of preferred dividends from earnings	44	44
Income (loss) from continuing operations, attributable to common shareholders of Ahold for the purposes of dilutive earnings per share	(20)	664

The denominators used are the same as detailed above.

Basic and diluted income per share from discontinued operations attributable to common shareholders of Ahold are based on the income from discontinued operations of EUR 197 (2004: EUR 265) and the denominators detailed above.

AHOLD ANNUAL REPORT 2005	131

Financial statements – Notes to the consolidated financial statements

Note 14

14  PROPERTY, PLANT AND EQUIPMENT

	Buildings and land
	Stores	Other	Not in use	Machinery and equipment	Other	Under construc- tion	Total
As of December 28, 2003
At cost	7,309	1,694	49	5,391	875	538	15,856
Accumulated depreciation and impairment losses	(2,738)	(503)	(42)	(3,721)	(695)	(32)	(7,731)
Carrying amount	4,571	1,191	7	1,670	180	506	8,125

Year ended January 2, 2005
Opening carrying amount	4,571	1,191	7	1,670	180	506	8,125
Additions	1,131	111	1	383	43	(114)	1,555
Acquisitions through business combinations	20	38	–	1	1	–	60
Depreciation	(287)	(79)	–	(389)	(73)	(1)	(829)
Impairment losses	(51)	(9)	(4)	(54)	(1)	(3)	(122)
Assets classified as held for sale or sold	(1,081)	(159)	(6)	(422)	(25)	(88)	(1,781)
Other movements	(225)	76	15	58	(10)	(27)	(113)
Exchange rate differences	(240)	(64)	–	(66)	(6)	(13)	(389)
Closing carrying amount	3,838	1,105	13	1,181	109	260	6,506

As of January 2, 2005
At cost	5,364	1,564	22	3,455	511	264	11,180
Accumulated depreciation and impairment losses	(1,526)	(459)	(9)	(2,274)	(402)	(4)	(4,674)
Carrying amount	3,838	1,105	13	1,181	109	260	6,506

Year ended January 1, 2006
Opening carrying amount	3,838	1,105	13	1,181	109	260	6,506
Additions	590	60	–	349	110	121	1,230
Acquisitions through business combinations	16	–	–	7	–	–	23
Depreciation	(285)	(67)	–	(376)	(53)	(5)	(786)
Impairment losses	(21)	(18)	–	(60)	–	–	(99)
Assets classified as held for sale or sold	(102)	(38)	–	(2)	(4)	(10)	(156)
Other movements	(55)	75	(4)	54	2	(23)	49
Exchange rate differences	438	110	–	122	13	37	720
Closing carrying amount	4,419	1,227	9	1,275	177	380	7,487

As of January 1, 2006
At cost	6,284	1,814	11	4,049	636	383	13,177
Accumulated depreciation and impairment losses	(1,865)	(587)	(2)	(2,774)	(459)	(3)	(5,690)
Carrying amount	4,419	1,227	9	1,275	177	380	7,487

Buildings and land include improvements to these assets. “Other” buildings and land mainly includes distribution centers. Other property, plant and equipment mainly consist of trucks, trailers and other vehicles as well as office furniture and fixtures. Assets under construction mainly consist of stores.

In 2005, Ahold recognized impairment losses of EUR 99 relating to property, plant and equipment. The carrying value of the affected assets exceeded the higher of the present value of their estimated future cash flows and fair value less costs to sell. The present value of estimated future cash flows has been calculated using discount rates ranging between 8.3% – 14.1%. In the U.S., Ahold recorded impairment losses amounting to EUR 95. The Giant-Carlisle/Tops Arena recognized a total impairment loss of EUR 70 due to a weaker economic environment and strong competition, particularly in the northeast Ohio and eastern New York regions. U.S. Foodservice recognized an impairment loss of EUR 17, in relation to restructuring and the

Note 15

change in strategy, announced in the fourth quarter of 2005. The Stop & Shop/Giant-Landover Arena recognized EUR 8 in impairment losses. In Europe, Ahold recorded an impairment loss of EUR 4 due to increased competitive pressure.

The additions to property, plant and equipment include capitalized borrowing costs of EUR 7 (2004: EUR 7). Generally, the capitalization rate used to determine the amount of capitalized borrowing costs is a weighted average of the interest rate applicable to the respective operating companies. This rate ranged between 3.8% – 8.0% (2004: 5.3% – 12.7%). Other movements include transfers to and from investment property.

The carrying amount of land and buildings includes an amount of EUR 1,056 and EUR 378 in respect of assets held under finance leases and financings, respectively. In addition, the carrying amount of machinery and equipment includes an amount of EUR 17 in respect of assets held under finance leases. Ahold does not have legal title to these assets. Company-owned property, plant and equipment with a carrying amount of EUR 322 have been pledged as security for liabilities.

15  INVESTMENT PROPERTY

	2005	2004
At the beginning of the year
At cost	618	587
Accumulated depreciation and impairment losses	(152)	(98)
Carrying amount	466	489
Opening carrying amount	466	489
Additions	44	60
Depreciation	(16)	(19)
Impairment losses	(2)	(21)
Assets classified as held for sale or sold	(32)	(90)
Transfers to / from property, plant and equipment	(53)	68
Exchange rate differences	49	(21)
Closing carrying amount	456	466

At the end of the year
At cost	621	618
Accumulated depreciation and impairment losses	(165)	(152)
Carrying amount	456	466

Investment property consists of land and buildings held by Ahold to earn rental income or for capital appreciation, or both. These properties are not used by Ahold in the ordinary course of business. Ahold often owns (or leases under a finance lease) shopping centers containing both an Ahold store and third-party retail units. In these cases, the third-party retail units generate rental income, but are primarily of strategic importance to Ahold in its retail operations. Ahold recognizes the part of an owned (or leased under a finance lease) shopping center that is leased to third-party retailers as investment property, unless it represents an insignificant portion of the property. The majority of Ahold’s investment property is comprised of these types of property. Land and buildings leased to franchisees are not considered to be investment property as they contribute directly to the sale of goods.

The impairment losses recognized in 2005 and 2004 relate mainly to Schuitema. Assets classified as held for sale or sold during 2005 mainly relates to the planned sale of two shopping centers in Poland and one in the Czech Republic and represents the part of these shopping centers that is leased to third-party retailers.

The fair value of investment property as of January 1, 2006 amounted to approximately EUR 685 (2004: EUR 667). Fair value represents the price at which a property could be sold to a knowledgeable, willing party and has generally been determined using discounted cash flow projections.

AHOLD ANNUAL REPORT 2005	133

Financial statements – Notes to the consolidated financial statements

Note 16

Rental income from investment property included in the consolidated statements of operations amounted to EUR 63 (2004: EUR 49). Direct operating expenses (including repairs and maintenance) arising from rent income generating and non-rent income generating investment property in 2005 amounted to EUR 56 and EUR 1, respectively (2004: EUR 37 and EUR 2, respectively).

The carrying amount of investment property includes an amount of EUR 47 and EUR 26 in respect of assets held under finance leases and financings, respectively. Ahold does not have legal title to these assets. No investment property was pledged as security for liabilities.

16  GOODWILL

The following table summarizes the changes in goodwill for Ahold’s business segments:

	Stop & Shop/Giant Landover Arena	Giant- Carlisle/ Tops Arena	Albert Heijn Arena	Central Europe Arena	Schuitema	Other retail	U.S. Food- service	Total
Carrying amount as of December 28, 2003	21	27	15	–	–	320	2,064	2,447

Year ended January 2, 2005
Opening carrying amount	21	27	15	–	–	320	2,064	2,447
Acquisitions	–	–	9	–	4	–	–	13
Purchase accounting adjustments	–	–	–	–	–	–	(4)	(4)
Classified as held for sale or sold	–	–	–	–	–	(320)	–	(320)
Exchange rate differences	(2)	(2)	–	–	–	–	(171)	(175)
Closing carrying amount	19	25	24	–	4	–	1,889	1,961

As of January 2, 2005
At cost	19	25	24	–	4	–	1,889	1,961
Carrying amount	19	25	24	–	4	–	1,889	1,961

Year ended January 1, 2006
Opening carrying amount	19	25	24	–	4	–	1,889	1,961
Acquisitions	–	–	14	20	2	–	6	42
Impairment losses	–	(14)	(2)	–	(3)	–	–	(19)
Exchange rate differences	3	3	–	–	–	–	273	279
Closing carrying amount	22	14	36	20	3	–	2,168	2,263

As of January 1, 2006
At cost	22	28	38	20	6	–	2,168	2,282
Accumulated impairment losses	–	(14)	(2)	–	(3)	–	–	(19)
Carrying amount	22	14	36	20	3	–	2,168	2,263

Goodwill recognized upon acquisitions in 2005 and 2004 in the Albert Heijn Arena and at Schuitema relate to acquisitions of individual stores. The goodwill recognized upon acquisitions in the Central Europe Arena in 2005 relates to the acquisition of 58 stores in the Czech Republic from Julius Meinl a.s. (see Note 4).

Note 16

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (“CGUs”) that are expected to benefit from that business combination. The carrying amounts of goodwill allocated to CGUs within Ahold’s business segments are as follows:

		January 1, 2006	January 2, 2005
Business segment	CGU
Stop & Shop/Giant-Landover Arena	Peapod	22	19
Giant-Carlisle/Tops Arena	Giant-Carlisle	14	12
	Tops	–	13
Albert Heijn Arena	Albert Heijn	33	22
	Etos	3	2
Central Europe Arena	Czech Republic	20	–
Schuitema	Schuitema	3	4
Total retail		95	72

Foodservice
U.S. Foodservice	U.S. Foodservice	–	1,889
	Broadline	2,086	–
	Multi-Unit	82	–
Total Foodservice		2,168	1,889

Ahold Group		2,263	1,961

Following the announcement on November 29, 2005 that U.S. Foodservice will be reorganized into two customer-focused operating companies, Ahold allocated the goodwill that was assigned to the U.S. Foodservice CGU to these two operating companies (Broadline and Multi-Unit) based on their relative fair value. Goodwill has been tested for impairment at the level of these two CGUs as of January 1, 2006.

In addition to goodwill recognized upon acquisitions at U.S. Foodservice, brand names have been recognized upon acquisitions with a carrying amount of EUR 14 and EUR 12 as of January 1, 2006 and January 2, 2005, respectively. Brand names are not amortized as they have an indefinite useful life (see Note 17).

CGUs to which goodwill has been allocated are tested for impairment annually, or more frequently if there are indications that a particular CGU might be impaired. The recoverable amount of each CGU is determined based on value-in-use or fair value less costs to sell calculations. Value-in-use calculations use cash flow projections covering a maximum period of ten years that are based on three-year financial budgets approved by Company management. Cash flows beyond this period are extrapolated using estimated growth rates that do not exceed the long-term average growth rate for the retail trade or foodservice business in which the CGU operates and are consistent with forecasts included in industry reports. The rates used to discount the projected cash flows reflect specific risks relating to relevant CGUs and are 7.2% for foodservice operations in the U.S., 7.6% for retail operations in the U.S., 5.8% for the Netherlands and 7.1% for the Czech Republic.

Impairment losses of EUR 19 recognized in 2005 were related to the Giant-Carlisle/Tops Arena (EUR 14) and impairments of goodwill allocated to individual stores in the Albert Heijn Arena (EUR 2) and Schuitema (EUR 3). The impairment loss of EUR 14 recognized in the Giant-Carlisle/Tops Arena related to the CGU Tops. This impairment loss was recognized due to a weaker economic environment and strong competition primarily in the northeast Ohio and eastern New York regions. As a result of performing the goodwill impairment test, the Company (i) assessed whether additional impairment losses on property, plant and equipment were required and (ii) reassessed the depreciation policies of its property, plant and equipment in this CGU. The Company determined that no additional impairment losses on property, plant and equipment were required and that the useful lives of property, plant and equipment will not be affected.

Goodwill classified as held for sale or sold in 2004 in the Other retail segment related primarily to the divestment of the operations in Spain (EUR 317).

AHOLD ANNUAL REPORT 2005	135

Financial statements – Notes to the consolidated financial statements

Note 17

17  OTHER INTANGIBLE ASSETS

	Brand names	Customer relationships	Software	Lease-related intangibles	Other	Total
As of December 28, 2003
At cost	67	242	457	272	229	1,267
Accumulated amortization and impairment losses	(36)	(71)	(279)	(57)	(86)	(529)
Carrying amount	31	171	178	215	143	738

Year ended January 2, 2005
Opening carrying amount	31	171	178	215	143	738
Acquisitions/additions	–	5	71	–	13	89
Impairment losses	(1)	–	(15)	(1)	(29)	(46)
Amortization charge	–	(38)	(96)	(15)	(17)	(166)
Classified as held for sale or sold	(16)	(2)	(18)	(12)	(15)	(63)
Other movements	–	8	(7)	25	3	29
Exchange rate differences	(2)	(12)	(9)	(19)	(2)	(44)
Closing carrying amount	12	132	104	193	96	537

As of January 2, 2005
At cost	47	239	403	270	135	1,094

Accumulated amortization and impairment losses	(35)	(107)	(299)	(77)	(39)	(557)
Carrying amount	12	132	104	193	96	537

Year ended January 1, 2006
Opening carrying amount	12	132	104	193	96	537
Acquisitions/additions	–	6	50	–	28	84
Impairment losses	–	–	–	–	(5)	(5)
Amortization charge	–	(38)	(71)	(15)	(18)	(142)
Classified as held for sale or sold	–	–	(1)	(3)	(1)	(5)
Other movements	–	–	–	(20)	26	6
Exchange rate differences	2	18	11	25	5	61
Closing carrying amount	14	118	93	180	131	536

As of January 1, 2006
At cost	16	281	481	276	180	1,234
Accumulated amortization and impairment losses	(2)	(163)	(388)	(96)	(49)	(698)
Carrying amount	14	118	93	180	131	536

Brandnames relate to U.S. Foodservice. Customer relationships relate to two segments: Stop & Shop/Giant-Landover Arena (EUR 13 and EUR 9 as of January 1, 2006 and January 2, 2005, respectively) and U.S. Foodservice (EUR 105 and EUR 123 as of January 1, 2006 and January 2, 2005, respectively). Software intangibles include capitalized internal development costs and other costs. “Other” includes capitalized commercial expenses and intangible assets under development.

Other intangible assets amortization is included in general and administrative expenses in the statements of operations. The impairment loss of EUR 5 in 2005 relates mainly to the Schuitema segment (EUR 4). The impairment loss in 2004 of software amounting to EUR 15 related to the Stop & Shop/Giant-Landover Arena (EUR 8), Giant-Carlisle/Tops Arena (EUR 3) and Albert Heijn Arena (EUR 4). The impairment loss in 2004 of EUR 29 in “other” related to Schuitema.

Note 18

The estimated amortization charges for the next five years for the other intangible assets is as follows:

2006	196
2007	103
2008	103
2009	51
2010	28

The weighted average amortization period by class and in total is:

Brand names	indefinite
Customer relationships	7 years
Software	5 years
Lease-related intangibles	18 years
Other	11 years
Total (excluding brand names)	5 years

18  INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The Company’s interest in the outstanding common shares of the more significant investments in joint ventures and associates were as follows as of January 1, 2006 and January 2, 2005:

Name of joint venture or associate	Country/region	January 1, 2006	January 2, 2005
ICA	Scandinavia	60%	60%
JMR	Portugal	49%	49%
Paiz Ahold	Central America	0%	50%
W&H	Spain	0%	50%

Changes in investments in joint ventures and associates are as follows:

	2005	2004
Beginning of the year	828	848
Investments and increases in existing shareholdings	4	284
Divestments and decreases of existing shareholdings	(142)	(19)
Share in income (loss) of joint ventures and associates	155	138
Share of income (loss) of joint ventures and associates – discontinued	10	15
Dividend	(75)	(428)
Exchange rate differences	12	(12)
Other changes	7	2
End of the year	799	828

ICA

Ahold owns a 60% interest in ICA, a Scandinavian food retailer. Ahold purchased a 50% partnership interest in ICA in April 2000. In 2004 Ahold acquired a 20% interest in ICA and subsequently sold a 10% interest in ICA to its joint venture partner HIAB (see Note 4). ICA paid an extra-ordinary dividend of EUR 364 in 2004. As a result of the acquisition of 20% and subsequent sale of 10% interest in ICA, Ahold recognized EUR 10 as goodwill, which is included in the carrying amount of the investment. The 60% shareholding interest in ICA does not entitle Ahold to unilateral decision making authority over ICA due to the shareholders agreement with the joint venture partner, which provides that strategic, financial and operational decisions will be made only on the basis of mutual consent.

AHOLD ANNUAL REPORT 2005	137

Financial statements – Notes to the consolidated financial statements

Note 18

In February 2006 ICA announced its decision to sell ICA Meny. ICA Meny is a foodservice subsidiary of ICA, specialized in distribution to restaurants, caterers and convenience stores.

JMR

In 1992, the Company became a partner with Jerónimo Martins, SGPS, S.A. in JMR in Portugal. JMR owns Pingo Doce, a major supermarket chain in Portugal, and the Feira Nova hypermarkets chain. Ahold holds 49% of the shares and voting rights in JMR. The investment in JMR is accounted for as an investment in an associate.

Paiz Ahold

The Company held a 50% interest in Paiz Ahold, which in turn held a 66.7% interest in CARHCO. In September 2005, Ahold sold its 50% in Paiz Ahold to Wal-Mart Stores Inc. For more information on this divestment, see Note 12.

Williams & Humbert

In 1979, Ahold became a 50% partner in Luis Paez. In 1995, Luis Paez obtained full ownership of Williams & Humbert, a prominent sherry bodega, with which it subsequently merged. In May 2005, Ahold sold its 50% interest to an entity controlled by the Medina family, which held the remaining 50% stake in W&H.

In addition to the joint ventures and associates mentioned above, the Company is a partner in several real estate joint ventures. Share in income of joint ventures and associates in 2005 includes EUR 21 related to the sale of Ahold’s share in a real estate joint venture.

Condensed financial information

The condensed balance sheets and condensed statements of operations data (on a 100% basis) for ICA, JMR and Paiz Ahold, in the aggregate, as of and for the years ended January 1, 2006 and January 2, 2005, are presented below. Paiz Ahold qualifies as discontinued operation and consequently net sales and operating income of Paiz Ahold for 2005 and 2004 are excluded from the condensed statements of operations below. Instead, the 2005 and 2004 result of Paiz Ahold is presented as net income from discontinued operations.

CONDENSED BALANCE SHEET DATA	January 1, 2006	January 2, 2005
Non-current assets	2,622	3,058
Current assets	2,003	2,020
Non-current liabilities	1,307	723
Current liabilities	2,079	2,953

CONDENSED STATEMENTS OF OPERATIONS DATA	2005	2004
Net sales	9,423	9,664
Gross profit	1,733	1,743
Operating income	1,826	1,819
Income before income taxes	266	298
Net income	173	185
Net income from discontinued operations	40	49
Net income from continuing operations	133	136

Net sales 2004 of ICA have been adjusted for the effect of exclusion of excise taxes in the amount of approximately EUR 22.

Note 19, 20

19  OTHER FINANCIAL ASSETS

	January 1, 2006	January 2, 2005
Derivative financial instruments	286	498
Loans receivable	77	102
Pension assets	12	7
Other	54	52
Total other financial assets	429	659

Loans receivable include EUR 10 with a maturity greater than five years. Current portion of loans receivable of EUR 25 is included in other receivables (January 2, 2005: EUR 37). The weighted average interest rate on loans receivable was 4.14% (January 2, 2005: 3.89%).

Loans receivable include loans to joint ventures and associates of EUR 3 (January 2, 2005: EUR 31). Included also in loans receivable is EUR 28 (January 2, 2005: EUR 35) of loans due from the officers, managers and other employees of the Company that were granted to assist them with investments in the Albert Heijn Vaste Klanten Fonds (“Dutch Customer Fund” or “AHVKF”), an independent investment fund. These floating-rate loans, bearing interest based on the European Central Bank interest rate are due in 2006 (EUR 5, included in other receivables) and in 2008 (EUR 28) or upon an individual’s termination of employment, if earlier, and are collateralized by each individual’s corresponding investment in the Dutch Customer Fund. The interest rate for these floating-rate loans as of January 1, 2006 was 1.25% (January 2, 2005: 2.25%). For more disclosure about the AHVKF, see Note 33.

An impairment loss on loans receivable of EUR 2 was recognized in the Albert Heijn Arena in 2005. An impairment loss recognized in 2004 of EUR 46 related mainly to the impairment of a loan to W&H, a joint venture sold during 2005.

For more information on derivative financial instruments and fair values, see Note 34.

20  INVENTORIES

	January 1, 2006	January 2, 2005
Finished products and merchandise inventories	2,418	2,225
Raw materials, packaging materials, technical supplies and other	32	30
	2,450	2,255
Provision for write-offs	(74)	(71)
Total inventories	2,376	2,184

An amount of EUR 125 has been recognized as write-offs of inventories in the consolidated statement of operations (2004: EUR 174).

AHOLD ANNUAL REPORT 2005	139

Financial statements – Notes to the consolidated financial statements

Note 21

21  RECEIVABLES

	January 1, 2006	January 2, 2005
Trade receivables	1,411	1,267
Vendor allowance receivables	525	429
Other receivables	454	514
	2,390	2,210
Provision for impairment	(86)	(121)
Total receivables	2,304	2,089

Included in other receivables are EUR 4 of receivables from joint ventures and associates (January 2, 2005: EUR 7).

The changes in the provision for impairment are as follows:

	2005	2004
Beginning of the year	(121)	(146)
Additions	(85)	(78)
Classified as held for sale	–	10
Used	81	51
Change in estimates	46	38
Exchange rate differences	(7)	4
End of the year	(86)	(121)

Accounts receivable securitization program

At the outset of 2005, U.S. Foodservice and certain of its subsidiaries participated in two separate accounts receivable sale and related agreements (“Receivables Agreements”). On May 6, 2005 U.S. Foodservice merged its two accounts receivable securitization programs into one. Under the Receivables Agreement, U.S. Foodservice and certain of its subsidiaries sell, on a revolving basis, their receivables to a wholly-owned, special purpose, bankruptcy remote subsidiary of U.S. Foodservice (“Receivables Company”) which in turn transfers, assigns and conveys all of its present and future rights, titles and interests in the eligible receivables as defined by the Receivables Agreements to a special purpose entity (the “Master Trust”). Ahold consolidates the special purpose entity and consequently the transfer of the receivables is a transaction internal to the Ahold group and the receivables have not been derecognized from the consolidated balance sheets. The Master Trust issues certificates, representing fractional, undivided interests in the accounts receivable held in the Master Trust, which are financed by third-party investors in exchange for cash or are retained by the Receivables Company as subordinate interests to those held by the third party. These third-party investors are generally either commercial paper conduits, banks or other financial institutions. In return for the receivables transferred, the Receivables Company receives cash and the remaining certificates. The cash is included in Ahold’s consolidated balance sheets in cash and cash equivalents and amounts corresponding to the certificates financed are recognized under short-term borrowings. Included in Ahold’s receivable balance is USD 1,092 (EUR 922), which is effectively pledged collateral in support of that financing. The maximum purchaser group limit under the Receivables Agreement is USD 1,020 (EUR 861).

The aggregate amount of outstanding balances under the accounts receivable securitization program was USD 620 (EUR 524) and USD 702 (EUR 518), as of January 1, 2006 and January 2, 2005, respectively. The costs associated with the sale of interests in the receivables ranged between 2.4% and 4.2% during 2005, plus fees and expenses. Ahold received proceeds from the collection under the Receivables Agreements of USD 18,005 (EUR 14,496) and USD 17,968 (EUR 14,465) in 2005 and 2004, respectively. Under the terms of the Receivables Agreements, these proceeds are legally restricted to the Master Trust. As of January 1, 2006 and January 2, 2005, such restricted receivables collection proceeds held by Ahold amounted to USD 122 (EUR 103) and USD 93 (EUR 79), which are included in cash and cash equivalents in the balance sheets. The funds received from the Master Trust on a revolving basis have been used to redeem the short-term borrowings

Note 22, 23

that have been recognized by the Receivables Company. Losses in the form of discounts on the sale of receivables, primarily representing interest, totaled USD 26 (EUR 21) and USD 17 (EUR 14) in 2005 and 2004, respectively and are included in the consolidated statements of operations in interest expense.

22  CASH AND CASH EQUIVALENTS

	January 1, 2006	January 2, 2005
Cash on hand	391	267
Cash in banks and cash equivalents	1,837	2,938
Total cash and cash equivalents	2,228	3,205

The effective interest rate on USD and EUR cash equivalents was 3.21% and 2.04% respectively for 2005 (2004: USD 1.28% and EUR 2.03%) and they are callable on demand. The carrying amount of these cash equivalents approximates their fair value.

Of the cash and cash equivalents as of January 1, 2006 EUR 23 was restricted (January 2, 2005: EUR 92). This consisted of cash held for insurance purposes for U.S. workers’ compensation and general liability programs (EUR 23 and EUR 74 for 2005 and 2004, respectively). In addition, as of January 2, 2005, EUR 18 of restricted cash related to collateralized cash held for letters of credit. For a discussion of the receivables collection proceeds held by Ahold under the accounts receivable securitization program, see Note 21.

Net cash book overdrafts of EUR 517 and EUR 365 have been classified in accounts payable as of January 1, 2006 and January 2, 2005, respectively. These amounts represent the excess of total issued checks over available cash balances within the Group cash concentration structure. No right to offset with other bank balances exists.

23  EQUITY ATTRIBUTABLE TO COMMON SHAREHOLDERS OF AHOLD

Changes in issued and paid-in capital are summarized as follows:

	Number of common shares issued and fully paid (x 1,000)	Share capital	Additional paid in capital	Total share capital
Balance as of December 28, 2003	1,552,603	388	13,406	13,794
Issue of common shares	1,634	1	10	11
Equity settled share-based payments	17	–	–	–
Converted subordinated notes	9	–	–	–
Balance as of January 2, 2005	1,554,263	389	13,416	13,805

Issue of common shares	100	–	1	1
Equity settled share-based payments	950	–	5	5
Balance as of January 1, 2006	1,555,313	389	13,422	13,811

AHOLD ANNUAL REPORT 2005	141

Financial statements – Notes to the consolidated financial statements

Note 23

Changes in legal reserves are summarized as follows:

	Currency translation reserve	Cash flow hedging reserve	Other legal reserves	Total legal reserves
Balance as of December 28, 2003	–	(58)	536	478
Exchange rate differences in foreign interests	(313)	–	–	(313)
Recognition of cumulative translation difference related to divestments	1	–	–	1

Cash flow hedges:
Fair value gains in year	–	165	–	165
Transfers to net income	–	(130)	–	(130)
Income taxes	–	(8)	–	(8)
Release to accumulated deficit	–	–	(194)	(194)
Balance as of January 2, 2005	(312)	(31)	342	(1)
Exchange rate differences in foreign interests	610	–	–	610
Recognition of cumulative translation difference related to divestments	24	–	–	24

Cash flow hedges:
Fair value losses in year	–	(371)	–	(371)
Transfers to net income	–	323	–	323
Income taxes	–	14	–	14
Release to accumulated deficit	–	–	(3)	(3)
Balance as of January 1, 2006	322	(65)	339	596

Ahold is a company incorporated under Dutch law. In accordance with the Netherlands Civil Code, legal reserves have to be established in certain circumstances. The currency translation reserve and cash flow hedging reserve are both legal reserves. The other legal reserves primarily consist of the cumulative share in income of joint ventures and associates less dividends received from these joint ventures and associates with any direct equity movements of joint ventures and associates added or deducted. Legal reserves are not available for distribution to the Company’s shareholders. If the currency translation reserve or the cash flow hedging reserve has a negative balance, distributions to the Company’s shareholders are restricted to the extent of the negative balance.

Changes in accumulated deficit are summarized as follows:

	Accumulated deficit	Net income attributable to common shareholders	Total accumulated deficit
Balance as of December 28, 2003	(10,998)	–	(10,998)
Net income	–	885	885
Recognition of share-based payments	18	–	18
Release from legal reserve	194	–	194
Other	(15)	–	(15)
Balance as of January 2, 2005	(10,801)	885	(9,916)

Net income	885	(752)	133
Recognition of share-based payments	24	–	24
Release from legal reserve	3	–	3
Balance as of January 1, 2006	(9,889)	133	(9,756)

Note 23

Shares and share capital

Authorized share capital is comprised of the following classes of shares:

January 1, 2006
Cumulative preferred shares (1,250,000 of EUR 500 par value each)	625
Common shares (2,000,000,000 of EUR 0.25 par value each)	500
Total	1,125

In addition, Ahold has cumulative preferred financing shares (“preferred financing shares”) outstanding. These preferred financing shares are considered debt under IFRS. For disclosures regarding Ahold’s preferred financing shares see Note 28.

Cumulative preferred shares

The Company’s Articles of Association provide for the possible issuance of cumulative preferred shares. No cumulative preferred shares, were outstanding as of January 1, 2006 or during 2005 and 2004. Under Dutch law, a person or legal entity may acquire a controlling stake in a company without being obliged to tender for all outstanding shares. As a result, a major Ahold shareholder could acquire control without paying full value for the Company. The Company believes that its ability to issue this class of shares could prevent, or at least delay, an attempt by a significant shareholder from making a hostile takeover bid. This class of shares may also act to protect the interests of other Ahold stakeholders, such as employees, in the event their interests are seriously affected by a shareholder seeking control of Ahold.

In March 1989, the Company entered into an agreement with Stichting Ahold Continuïteit (“SAC”) as amended and restated in April 1994, March 1997, December 2001 and December 2003 (the “Option Agreement”). Pursuant to the Option Agreement, SAC was granted an option, without payment, to acquire from the Company, from time to time until December 2016, cumulative preferred shares up to a total par value that is equal to the total par value of all issued and outstanding shares of Ahold’s share capital, excluding cumulative preferred shares, at the time of exercising the option. The Option Agreement provides for an increase of the total par value of cumulative preferred shares under option, taking into account the new, increased authorized share capital. The holders of the cumulative preferred shares are entitled to 2,000 votes per share and a cumulative dividend expressed as a percentage of the amount called-up and paid-in to purchase the cumulative preferred shares. The percentage to be applied is the sum of (1) the average basic refinancing transaction interest rate as set by the European Central Bank plus 2.1%, and (2) the average rate of interest that would be charged by the largest credit institution in the Netherlands on the balance sheet total at the end of the most recent year. The minimum percentage to be applied is 5.75%. Subject to limited exceptions, any potential transfer of cumulative preferred shares requires the approval of the Corporate Executive Board. Cumulative preferred shares can only be issued in registered form. No share certificates are issued for cumulative preferred shares. The Company may stipulate that only 25% of the par value will be paid upon subscription for cumulative preferred shares until payment in full is later required by the Company. SAC would then only be entitled to a market-based interest return on its investment.

SAC is a foundation organized under the laws of the Netherlands. Its statutory purpose is to enhance Ahold’s continuity, independence and identity in case of a hostile take-over attempt. In the case of liquidation, the SAC board of directors will decide on the use of any remaining residual assets. The SAC board of directors has four members. The members are appointed by the board of SAC itself.

Common shares

Ahold common shares are listed on Euronext Amsterdam. Ahold has a secondary listing on the Zurich Stock Exchange. Additionally, Ahold’s common shares are listed on the NYSE in the U.S. in the form of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”). The depositary for the ADSs is The Bank of New York. Each ADS evidences the right to receive one common share.

No shares were issued to members of the Corporate Executive Board or Supervisory Board as part of their remuneration in 2005 (2004: 130,000).

AHOLD ANNUAL REPORT 2005	143

Financial statements – Notes to the consolidated financial statements

Note 24

24  PENSIONS AND OTHER RETIREMENT BENEFITS

Ahold has a number of defined benefit pension plans covering a substantial number of employees within the U.S. and the Netherlands. All plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country. Generally, the plans are average salary pension plans. In addition, Ahold provides life insurance and medical care benefits for certain retired employees meeting age and service requirements at its U.S. subsidiaries. The Company funds these plans as claims are incurred. The Company also participates in various multi-employer pension plans in the U.S.

The components of the pension and other retirement benefits can be summarized as follows:

	January 1, 2006	January 2, 2005
U.S. pension plans	175	336
U.S. other benefit plans	159	140
Dutch pension plans	258	257
Defined benefit plans continuing operations	592	733
Defined benefit plans discontinued operations	–	44
Total defined benefit plans	592	777
Defined contribution pension plans	7	40
Total pensions and other retirement benefits	599	817

The following table provides a summary of the funded status of all defined benefit plans throughout Ahold as well as the amounts not yet recognized in the statements of operations, the amounts recognized in the balance sheets and the experience adjustments on defined benefit obligations and plan assets:

	2005	2004
Defined benefit obligations at year-end	(4,110)	(3,547)
Fair value of plan assets at year-end	3,324	2,549
Surplus/(Deficit)	(786)	(998)
Unrecognized actuarial loss	198	224
Unrecognized past service cost	(4)	(3)
Net assets/(liability)	(592)	(777)

Non-current pension and other retirement benefits provisions	(604)	(740)
Non-current pension and other retirement benefits assets	12	7
Pension and other retirement benefits in liabilities related to assets held for sale	–	(44)
Total	(592)	(777)

Experience adjustments on defined benefit obligations	(70)	47
Experience adjustments on plan assets	220	89

Ahold applies the corridor approach in recognizing actuarial gains/(losses). If the net cumulative unrecognized actuarial gains/ (losses) of a plan at year-end exceed 10% of the greater of the defined benefit obligation or the fair value of the plan assets at that date, a portion of the excess is recognized in net periodic benefit cost in the next year. The portion to be recognized is determined by dividing the excess by the average remaining working lives of the employees participating in that plan.

Because of the significance of defined benefit plans in the U.S. and the Netherlands and the different assumptions applicable to these plans, in the remainder of this note the U.S. defined benefit plans (in the aggregate) are shown separately from the Dutch defined benefit plans (in the aggregate). The tables show the changes in benefit obligations and plan assets, the funded status of the plans and the components of net periodic benefit cost. Life insurance and medical care plans in the U.S. are presented as ‘other benefit plans’ in the tables below.

Note 24

U.S. defined benefit plans

	U.S. pensions		U.S. other benefits

	2005	2004	2005	2004
Defined benefit obligation
Beginning of the year	1,088	1,118	142	149
Current service cost	45	52	2	2
Interest cost	71	59	9	9
Losses (gains) on curtailments and settlements	(14)	(7)	(1)	(1)
Actuarial losses (gains)	104	8	13	7
Liabilities extinguished on settlements	(11)	–	(2)	–
Foreign currency exchange rate changes	177	(99)	21	(13)
Benefits paid	(42)	(43)	(13)	(11)
End of the year	1,418	1,088	171	142

Plan Assets
Fair value of assets, beginning of the year	707	703	–	–
Expected return on plan assets	70	49	–	–
Actuarial gains (losses)	(23)	(3)	–	–
Company contribution	276	66	13	11
Assets distributed on settlements	(11)	–	–	–
Foreign currency exchange rate changes	125	(65)	–	–
Benefits paid	(42)	(43)	(13)	(11)
Fair value of assets, end of the year	1,102	707	–	–

Surplus/(deficit)	(316)	(381)	(171)	(142)
Unrecognized actuarial loss	141	9	16	4
Unrecognized past service cost	–	–	(4)	(3)
Net assets/(liabilities)	(175)	(372)	(159)	(141)

The net periodic benefit cost:

	U.S. pensions		U.S. other benefits

	2005	2004	2005	2004
Current service cost	45	52	2	2
Interest on obligation	71	59	9	9
Expected return on plan assets	(70)	(49)	–	–
Past service cost	–	1	–	–
(Gains) losses on curtailments and settlements	(13)	(7)	(2)	1
Net periodic benefit cost	33	56	9	12
Actual return on plan assets	5%	8%	N/A	N/A

In 2005, a one-time contribution of USD 288 (EUR 236) was made to decrease the unfunded status of several U.S. pension plans.

The curtailment gains recorded in 2005 were the result of the curtailment of the U.S. group pension plan due to the divestment of the BI-LO/ Bruno’s Arena in January 2005.

AHOLD ANNUAL REPORT 2005	145

Financial statements – Notes to the consolidated financial statements

Note 24

The assumptions required to calculate the actuarial present value of benefit obligations and net periodic benefit costs are determined per plan. The key assumptions are as follows (expressed as weighted averages):

	Pensions		Other benefit plans

In percentages	2005	2004	2005	2004
Discount rate for obligations	5.75	6.00	5.55	6.00
Expected return on plan assets	7.94	8.24	N/A	N/A
Future salary increases	4.83	4.00	5.00	4.00

Plan assets

The pension plan asset allocation can differ per plan. In the U.S., allocation on a weighted average basis was as follows:

ASSET CATEGORY (in percentages)	2005	2004
Equity securities	62	55
Debt securities	34	32
Other	4	13
Total	100	100

The plan assets are generally managed by outside investment managers and rebalanced periodically. The committees for the various U.S. plans establish investment policies and strategies and regularly monitor the performance of the assets, including the selection of investment managers, setting long-term strategic targets and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, subject to variation from time to time, or as circumstances warrant. Occasionally, the committees may approve allocations above or below a target range.

The investment strategy with respect to pension plan assets is to invest in accordance with the Employee Retirement Income Security Act of 1974 (“ERISA”) and fiduciary standards. The long-term primary objective for the plan assets is to protect the assets from erosion of purchasing power, and to provide for a reasonable amount of long-term growth of capital, without undue exposure to risk. Currently, the strategic targets are between 50-70% for equity securities, 30-45% for debt securities and 0-5% for other investments.

Medical cost trend rates

The assumed medical cost trend rates used in measuring the defined benefit obligations related to medical care plans were 11.25% and 9.0% in 2005 and 2004, respectively, declining to 5.0% and 5.0%, respectively.

The sensitivity for these plans is as follows:

•	A 1.0%-point increase in assumed medical cost trend rates would have increased the aggregate of current service cost and interest cost components of net periodic post-employment medical cost by 11.6% in 2005 and 10.5% in 2004. The effect of this change on the defined benefit obligations for medical care plans as of the end of 2005 and 2004 would have been an increase of 8.3% and 9.4%, respectively.
•	A 1.0%-point decrease in assumed medical cost trend rates would have decreased the aggregate of current service cost and interest cost components of net periodic post-employment medical cost by 10.5% in 2005 and 9.2% in 2004. The effect of this change on the defined benefit obligations for medical care plans as of the end of 2005 and 2004 would have been a decrease of 9.1% and 9.1%, respectively.

Note 24

Dutch defined benefit plans

	Dutch pensions

	2005	2004
Defined benefit obligation
Beginning of the year	2,317	1,887
Current service cost	115	86
Interest cost	109	102
Contributions by plan participants	18	19
Losses (gains) on curtailments and settlements	(33)	(6)
Actuarial losses (gains)	62	302
Past service cost	15	–
Benefits paid	(82)	(73)
End of the year	2,521	2,317

Plan Assets
Fair value of assets, beginning of the year	1,842	1,563
Expected return on plan assets	109	99
Actuarial gains (losses)	217	102
Company contribution	118	132
Contributions by plan participants	18	19
Benefits paid	(82)	(73)
Fair value of assets, end of the year	2,222	1,842

Surplus/(deficit)	(299)	(475)
Unrecognized actuarial loss	41	211
Net assets/(liabilities)	(258)	(264)

The net periodic benefit cost:

	Dutch pensions

	2005	2004
Current service cost	115	95
Interest on obligation	109	102
Expected return on plan assets	(109)	(99)
Recognized actuarial (gains) losses	1	–
Past service cost	14	–
(Gains) losses on curtailments and settlements	(29)	(6)
Net periodic benefit cost	101	92

Actual return on plan assets	18%	13%

The curtailment gains recorded in 2005 were primarily the result of the curtailments of the Ahold Pension Fund and Stichting Arbeidsvoorwaardelijke Regelingen Ahold group plans due to the divestment of Deli XL in September 2005.

AHOLD ANNUAL REPORT 2005	147

Financial statements – Notes to the consolidated financial statements

Note 24

The assumptions required to calculate the actuarial present value of benefit obligations and net periodic benefit costs are determined per plan. The key assumptions are as follows (expressed as weighted averages):

	Pensions

In percentages	2005	2004
Discount rate for obligations	4.00	4.50
Expected return on plan assets	5.70	5.91
Future salary increases	3.30	2.50

Plan assets

The pension plan asset allocation on a weighted average basis in the Netherlands was as follows:

ASSET CATEGORY (in percentages)	2005	2004
Equity securities	42	39
Debt securities	39	51
Real estate	8	8
Other	11	2
Total	100	100

The investment strategies are based on the composition of the obligations of the pension funds. With the aid of Asset Liability Management-models (ALM) analyses have been made of scenarios that could occur in the future. Based on these analyses, investment portfolios are determined on a plan by plan basis to produce a maximum return given a risk that is acceptable to all parties involved. Less favorable years can be part of these scenarios. Currently the strategic targets are between 25%-60% for equity securities, 30%-75% for debt securities, 2.5%-12.5% for real-estate investments and 0%-5% for other investments.

In 2005 the fair value of the plan assets (both U.S. plans and Dutch plans) included EUR 2 of Ahold shares (2004: 0).

Basis used in determining the expected returns on plan assets

The expected return on plan assets is based on the current and projected investment portfolio mix of each plan, taking into account the corresponding long-term yields for the separate asset categories, which depend on components like the risk-free rate of return in real terms, expected inflation and expected risk and liquidity premiums. For U.S. plans, actual long-term historical return information is also taken into account in determining the expected return on plan assets. The expected return on plan assets is determined as a weighted-average rate of return based on the asset allocation. Due to differences in both current and projected plan asset allocations over the plans, the expected rate of return can differ from plan to plan.

Expected contributions 2006

For the U.S. defined benefit plans, contributions are expected to decrease from EUR 289 in 2005 to EUR 40 in 2006. For the Dutch defined benefit plans, the contributions are expected to increase from EUR 118 in 2005 to EUR 157 in 2006.

Note 24

Expected future benefit payments

The U.S. and Dutch plans have the following expected schedule of benefit payments:

	U.S. plans	Dutch plans	Total
2006	66	76	142
2007	66	80	146
2008	70	81	151
2009	74	84	158
2010	77	88	165
Years after 2010	469	443	912
Total	822	852	1,674

Defined contribution plans

In the U.S., there are defined contribution plans principally in the form of savings, incentive compensation and bonus plans. Additionally, certain union employees in the U.S. are covered by multi-employer plans, which can be defined benefit plans on the basis of the terms of the benefits provided, but that are accounted for as defined contribution plans if sufficient information is not available to account for these plans as defined benefit plans. These plans are generally flat salary plans. Ahold is only one of several employers participating in each of these plans and the financial information that is provided by the third party managers of the plans on the basis of the contractual agreements is usually insufficient to reliably measure Ahold’s proportionate share in the plan assets and liabilities on defined benefit accounting principles. The financial statements of the multi-employer plans are drawn up on the basis of other accounting policies than those applied by Ahold. On the basis of the financial statements of the plans in which the Company participates in the U.S., the plans have a total unfunded liability of EUR 22,409 as of January 1, 2004 (the latest available year of reliable information). During 2004, these plans received approximately EUR 3,254 in total contributions, of which approximately EUR 73 was for current or former employees of Ahold. Based upon the relative amount of contributions for current active Ahold employees entitled to benefits provided by these plans, in relation to the total amount of contributions for all active employees entitled to such benefits, the proportionate share of the total unfunded liability of these plans relevant to Ahold would be EUR 637. Some financial statements of multi-employer plans are made available to Ahold only after the date of this annual report, in which case the unfunded liability as of January 1, 2006 is based on the most recent financial information available. The unfunded liabilities of these plans may result in increased future payments by the Company and the other participating employers. The Company contributed EUR 294 and EUR 289 to multi-employer union as well as other defined contribution plans during 2005 and 2004, respectively, which are recognized as an expense in the statements of operations.

AHOLD ANNUAL REPORT 2005	149

Financial statements – Notes to the consolidated financial statements

Note 25

25  PROVISIONS

The table below specifies the changes in total provisions (current and non-current):

	Claims and legal disputes	Self insurance program	Loyalty programs	Restruc- turing	Onerous contracts	Other	Total
Current portion	14	150	16	12	12	18	222
Non-current portion	47	282	47	26	40	34	476
Carrying amount as of January 2, 2005	61	432	63	38	52	52	698
Additions charged to income	934	343	23	44	18	28	1,390
Used during the year	(11)	(300)	(20)	(23)	(22)	(23)	(399)
Released to income	(41)	–	(9)	(8)	(5)	(2)	(65)
Interest accretion	9	13	3	2	3	2	32
Exchange rate differences	29	66	–	4	6	5	110
Carrying amount as of January 1, 2006	981	554	60	57	52	62	1,766

Current portion	969	190	14	34	14	9	1,230
Non-current portion	12	364	46	23	38	53	536

Maturities of total provisions as of January 1, 2006 are as follows:

	Claims and legal disputes	Self insurance program	Loyalty programs	Restruc- turing	Onerous contracts	Other	Total
Amount due within 1 year	969	190	14	34	14	9	1,230
Amount due between 2 and 5 years	12	291	46	13	22	10	394
Amount due after 5 years	–	73	–	10	16	43	142
Total	981	554	60	57	52	62	1,766

Claims and legal disputes

The additions to the 2005 provision include EUR 895 relating to the settlement of the securities class action entitled “In re Royal Ahold N.V. Securities & ERISA Litigation,” which is pending before the U.S. District Court for the District of Maryland. For more information, see Note 35. A receivable of EUR 92 was recognized in 2005 (included in “other receivables” at January 1, 2006) for the insurance proceeds in relation to the settlement of the securities class action.

The release to income in 2005 mainly relates to various claims with respect to a dispute regarding the appropriate conversion into Argentine Pesos of an amount previously payable to a third party in U.S. dollars pursuant to Argentine law, following a favorable judgment by the Court of First Instance in the Netherlands Antilles. For more information, see Note 35.

Self-insurance program

Ahold is self-insured for certain potential losses, mainly relating to general liability, commercial vehicle liability and workers’ compensation relating to its U.S. subsidiaries. Maximum self-insurance retention per occurrence, including defense costs, is USD 2 (EUR 2) for general liability, USD 5 (EUR 4) for commercial vehicle liability and USD 5 (EUR 4) for workers’ compensation.

Loyalty programs

This provision relates to a customer loyalty program in the Netherlands, which reflects the estimated cost of benefits that customers are entitled to when they participate in the loyalty program.

Note 26

Restructuring

The restructuring provision includes EUR 26 for termination payments and EUR 31 for rent obligations. In 2005 Ahold recognized additional restructuring provisions of EUR 44, mainly for employee termination benefits (EUR 20) and onerous contracts (EUR 11) related to U.S. Foodservice and employee termination benefits related to the Stop & Shop/Giant-Landover Arena (EUR 11) and the Albert Heijn Arena (EUR 2). The provisions are based on formal and approved plans using the best information available at the time. The amounts that are ultimately incurred may change as the plans are executed.

Onerous contracts

Onerous contract provisions relate to unfavorable lease contracts and include the unavoidable costs to fulfill agreements that exceed the expected gains from such agreements.

Other

Other provisions include asset retirement obligations, provisions for environmental risks and supplemental and severance payments, other than those resulting from restructurings.

26  LOANS AND CREDIT FACILITIES

	January 1, 2006		January 2, 2005
	Non-current portion	Current portion	Non-current portion	Current portion
Subordinated loans	–	–	–	91
Bonds and notes	3,959	227	4,998	1,599
Other loans	355	17	329	66
Financing obligations	532	11	470	11
Mortgages payable	32	5	33	4
	4,878	260	5,830	1,771
Deferred financing costs	(11)	(4)	(18)	(5)
Total	4,867	256	5,812	1,766

As of January 1, 2006, the maturities of these debt instruments during each of the next five years and thereafter were as follows:

2006	260
2007	489
2008	1,222
2009	468
2010	678
Thereafter	2,021
Total	5,138

Debt instruments are issued in various currencies and can carry fixed or floating interest rates. Amounts maturing within one year of the balance sheet date are presented as current liabilities and those maturing after one year are presented as non-current liabilities.

AHOLD ANNUAL REPORT 2005	151

Financial statements – Notes to the consolidated financial statements

Note 26

The breakdown of debt instruments issued by Ahold in currency and interest type is (in EUR):

	January 1, 2006		January 2, 2005
	Fixed interest rate	Floating interest rate	Fixed interest rate	Floating interest rate
Currency
USD	2,096	–	1,832	–
EUR	2,203	261	4,463	281
GBP	315	–	662	–
JPY	–	236	–	237
CZK	27	–	27	99
Total	4,641	497	6,984	617

The fair values of these instruments, corresponding derivatives and the foreign exchange and interest rate risk management policies applied by Ahold are disclosed in Note 34. Fees directly related to the issuance of these debt instruments are amortized over the term to maturity of the instrument to which they relate. The unamortized amounts are included in deferred financing costs.

Subordinated notes

Subordinated notes consists of EUR 91 of notes issued by Ahold and which carried interest at 5.875%. These notes matured on December 19, 2005.

Bonds and notes

The bonds and notes in the table below were issued by Ahold or one of its subsidiaries, the latter of which are guaranteed by Ahold unless otherwise noted. All related swap contracts have the same maturity as the underlying debt and qualify for hedge accounting treatment unless otherwise noted.

NOTIONAL REDEMPTION AMOUNTS	Within 1 year	Between 1 and 5 years	After 5 years	January 1, 2006	January 2, 2005
EUR-denominated bonds and notes
EUR 1,500 notes 6.375%, due June 2005	–	–	–	–	1,500
EUR 1,500 notes 5.875%, due May 2008	–	1,091	–	1,091	1,561
EUR 600 notes 5.875%, due March 2012	–	–	407	407	600
EUR 227 bond 6.25%, due December 2006	227	–	–	227	227
EUR 200 notes 6.375%, due November 2007	–	200	–	200	200
EUR 136 bond 5.875%, due December 2007	–	136	–	136	136

USD-denominated notes
USD 700 notes 8.25%, due July 2010	–	591	–	591	516
USD 500 notes 6.25%, due May 2009	–	422	–	422	369
USD 500 notes 6.875%, due May 2029	–	–	422	422	369
USD 94 indebtedness 7.82%, due January 2020	–	11	68	79	69
USD 71 indebtedness 8.62%, due January 2025	–	–	60	60	52

Other-currencies denominated loans
GBP 500 notes 6.50%, due March 2017	–	–	315	315	662
JPY 33,000 notes LIBOR plus 1.5%, due May 2031	–	–	236	236	237
CZK 3,000 notes PRIBOR plus 0.28%, due September 2005	–	–	–	–	99
Total	227	2,451	1,508	4,186	6,597

Note 26

On October 24, 2005 Ahold Finance USA and Ahold closed their successful solicitations of offers to sell for cash for the amount of up to EUR 1,000 equivalent in principal amount of certain of the notes issued by them (the “October 2005 Solicitation”), under the terms as set out in the Solicitation Memorandum dated October 11, 2005.

EUR-denominated bonds and notes

•	EUR 1,500 notes 6.375%, were swapped to USD 1,415 at an interest rate of 8.547%.
•	EUR 1,500 notes 5.875%, of which EUR 600 was swapped to a six month floating interest rate. The carrying amount of these notes includes fair value changes related to the hedged risk in an amount of EUR 27 as of January 1, 2006 (January 2, 2005: EUR 61). As a result of the October 2005 Solicitation, Ahold bought back a part of the notes in an amount of EUR 437.
•	EUR 600 notes 5.875%, were swapped to USD 534 at an interest rate of 6.835%. As a result of the October 2005 Solicitation, Ahold bought back a part of the notes in an amount of EUR 193 and on the same day Ahold terminated EUR 193 notional portion of the corresponding swap.
•	EUR 227 bond 6.25% was swapped to USD 296 at an interest rate of 7.152%.

Other-currencies denominated loans

•	A notional amount of GBP 250 of the GBP 500 notes 6.50% was swapped through two swap contracts to USD 356 that carries an interest rate of 7.493%. As a result of the October 2005 Solicitation, Ahold bought back GBP 250 of the notes and simultaneously terminated the above-mentioned swaps. The remaining notional amount of GBP 250 was, through two swap contracts, also swapped to USD 356 and carries a six-month floating USD interest rate. Ahold was required under these swap contracts to redeem the USD notional amount through semi-annual installments that commenced in September 2004. Initially the swaps entered to hedge the foreign currency and interest rate risk on the notes were accounted for under fair value hedge accounting principles. In 2004, the two swap contracts have failed the hedge effectiveness test and hedge accounting was discontinued.
•	JPY 33,000 notes, 6 months JPY LIBOR + 1.5%, notes were swapped to EUR 299 at an interest rate of 7.065%.

Other loans

	Carrying amounts
NOTIONAL REDEMPTION AMOUNTS	Within 1 year	Between 1 and 5 years	After 5 years	January 1, 2006	January 2, 2005
EUR-denominated loans and notes
135 loan [1] 2.7375%, early redeemed in 2005	–	–	–	–	135
100 EURIBOR loan [1], due March 2012	15	62	23	100	–
95 note 5.625%, due December 2008	–	95	–	95	95
75 EURIBOR facility [1], due June 2010	–	45	–	45	–
66 note 3 months EURIBOR plus 0.8%, due October 2007	–	66	–	66	66
50 note 6 months EURIBOR plus 0.4%, due June 2007	–	50	–	50	50

Other loans (EUR- and USD-denominated)	2	4	10	16	49
Total	17	322	33	372	395

1	These loans and facility relate to Schuitema and are not guaranteed by Ahold.

•	EUR 100 EURIBOR loan was swapped with two swaps having fixed rates of 2.71% and 2.94375%.
•	EUR 45 has been drawn on the EUR 75 EURIBOR facility. Drawings under this facility are swapped to a fixed rate of 2.609% for EUR 50 and capped to 3.25% for EUR 25, both amounts amortized linearly until maturity.

The three and six months EURIBOR rates as of December 30, 2005 were 2.49% and 2.64%, respectively. The six months JPY LIBOR rate as of December 30, 2005 was 0.08313%.

AHOLD ANNUAL REPORT 2005	153

Financial statements – Notes to the consolidated financial statements

Note 26

Financing obligations

Financing obligations result from sale and leaseback transactions in which Ahold (i) has continuing involvement in the properties sold or (ii) subleases the property to a third-party (including franchisees). Such transactions do not qualify for sale and leaseback accounting, but rather are accounted for as a financing. The sale proceeds are recorded as financing obligations and are amortized over the term of the leaseback. For a detailed description of the accounting policies related to sale and leaseback transactions, see Note 3.

Of the total non-current amount, EUR 71 matures between one and five years and EUR 461 after five years. The average interest rate for the financing obligations amounted to 10.1% in 2005.

Mortgages payable

As of January 1, 2006, the aggregate amounts of mortgages payable that were collateralized by buildings and land amounted to EUR 37 (January 2, 2005: EUR 37). Of the total non-current amount, EUR 13 matures between one and five years and EUR 19 after five years. The average interest rate for these mortgages payable amounted to 7.23% in 2005 (2004: 7.25%).

Group credit facility

On February 15, 2005, Ahold terminated the three-year revolving secured December 2003 credit facility with an original maturity date of December 17, 2006. Subsequently, Stop & Shop entered into a bilateral letter of credit facility (the “L/C Facility”) on that same day. At the time of termination there were no outstanding loans other than the letters of credit, which were collateralized through a cash deposit of USD 573 in the name of Stop & Shop. As a result of the termination of the December 2003 facility, the unamortized fees and other costs related to that facility have been expensed in full in 2005, resulting in additional charges in an amount of EUR 17.

On May 17, 2005, Ahold signed a new five-year EUR 2,000 unsecured syndicated multi-currency credit facility (the “May 2005 Credit Facility”) with a syndicate of fifteen banks. The May 2005 Credit Facility may be used to draw loans for working capital and for general corporate purposes of the Ahold group and provides for the issuance of USD 800 of letters of credit. On May 17, 2005 the aggregate amount of outstanding letters of credit issued under the L/C Facility amounting to USD 554 were in aggregate transferred into the May 2005 Credit Facility and subsequently the L/C Facility was terminated.

As of January 1, 2006, there were no outstanding loans under the May 2005 Credit Facility other than letters of credit amounting to USD 696.

Interest rate and fees

Under the May 2005 Credit Facility, Ahold is able to borrow at an interest rate of LIBOR (for borrowings denominated in USD excluding letters of credit issued under the USD 800 letter of credit tranche) or EURIBOR (for borrowings denominated in EUR) plus a margin. Ahold is required to pay a letter of credit fee on the outstanding amount of each letter of credit (issued under the USD 800 letter of credit tranche). The margin and letter of credit fee are subject to a pricing grid based on Ahold’s corporate credit rating as below:

Lowest rating	Margin & letter of credit fee
BBB+/Baa1 or higher	0.275
BBB/Baa2	0.325
BBB-/Baa3	0.40
BB+/Ba1	0.675
BB/Ba2	0.75

As of March 28, 2006, Ahold’s rating from Moody’s Investors Services (“Moody’s”) is Ba1 with a positive outlook and from Standard & Poor’s Ratings Services (“S&P”) BB+ with a stable outlook. During 2005 Ahold’s rating from Moody’s was Ba2 requiring Ahold to pay fees of 0.85% (applicable letter of credit fee +10 basis points) per annum on the outstanding amount of each letter of credit. Ahold has to pay a commitment fee on the undrawn, uncancelled amount of the May 2005 Credit Facility computed per annum (calculated on a daily basis) of 40% of the applicable margin quarterly in arrears if Ahold is rated at BB+ /Ba1 or lower. The commitment fee will decrease to 35% when Ahold has a rating of BBB-/Baa3 or higher.

Note 27

As of January 1, 2006, Ahold has not drawn any loans (other than letters of credit) under the May 2005 Credit Facility. Should Ahold have drawn loans exceeding EUR 1,000, then Ahold would have had to pay a utilization fee of 10 basis points on the principal amount of loans outstanding under the credit facility (excluding letters of credit) exceeding 50% of the total commitments under the May 2005 Credit Facility.

Covenants

The May 2005 Credit Facility contains customary covenants that place restrictions on disposals, mergers, acquisitions, investments and the incurrence of debt by Ahold’s subsidiaries. The facility is subject to a leverage covenant, which falls away, along with the restrictions with respect to acquisitions and disposals, as well as a part of the restriction to incur financial indebtedness, when Ahold’s corporate rating is BBB/Baa2 or better. The leverage covenant requires Ahold not to exceed a maximum ratio, as defined in the May 2005 Credit Facility, of consolidated net borrowings to consolidated earnings before interest, tax, depreciation, amortization and exceptional and/or extraordinary items of 4.28:1.

Events of default / Ranking

The May 2005 Credit Facility contains customary events of default, amongst others, non-payment, misrepresentations, covenant breaches, cross-default and insolvency. If an event of default was to occur and remain outstanding in excess of any applicable remedy period, it is expected that all amounts outstanding under the Credit Facility would immediately become due and payable. The May 2005 Credit Facility ranks at least pari passu with all existing unsecured third-party payment obligations, except for obligations mandatorily preferred by law.

27  FINANCE LEASE LIABILITIES

	January 1, 2006	January 2, 2005
Total finance lease liabilities	1,362	1,164
Current portion	(64)	(87)
Non-current portion of finance lease liabilities	1,298	1,077

Liabilities payable after 5 years	1,056	1,011

Finance lease liabilities are principally for buildings. Terms range from 10 to 25 years and include renewal options if it is reasonably certain, at the inception of the lease, that they will be exercised. At the time of entering into finance lease agreements, the commitments are recorded at their present value using the interest rate implicit in the lease, if this is practicable to determine; if not the interest rate applicable for long-term borrowings is used. As of January 1, 2006, the finance lease liabilities are recorded at their present value at an average interest rate of 9.2% (January 2, 2005: 9.9%).

During 2005, interest expense on finance lease liabilities was EUR 119 (2004: EUR 111). The aggregate amounts of minimum finance lease liabilities to third parties, under non-cancelable finance lease contracts for the next five years and thereafter are as follows:

AHOLD ANNUAL REPORT 2005	155

Financial statements – Notes to the consolidated financial statements

Note 28

2006	182
2007	176
2008	172
2009	168
2010	156
Thereafter	1,753
Total future minimum finance lease payments	2,607
Estimated executory costs	–
Interest portion	(1,245)
Present value of net minimum finance lease payments	1,362
Current portion	(64)
Non-current portion of finance lease liabilities	1,298

28  CUMULATIVE PREFERRED FINANCING SHARES

	Number of shares (x 1,000)	Share capital
Issued cumulative preferred financing shares	369,217	92
Unissued cumulative preferred financing shares	130,783	33
Authorized cumulative preferred financing shares (EUR 0.25 par value each)	500,000	125

Paid-in capital issued shares		92
Additional paid-in capital		574
Balance as of January 1, 2006 and January 2, 2005		666

The cumulative preferred financing shares were issued in four tranches. Dividends are paid on each cumulative preferred financing share at a percentage (the “Financing Dividend Percentage”) based on the average effective yield on Dutch state loans with a remaining life of nine to ten years and determined at the time that the shares were issued. The Financing Dividend Percentage is fixed for a period of ten years at a rate of 7.37% per year for the shares issued in June 1996, 5.18% per year for the shares issued in August 1998, 6.47% per year for the shares issued in October 2000 and 7.33% per year for the shares issued in December 2003. The nominal value plus additional paid-in capital per tranche are EUR 113 (June 1996 tranche), EUR 73 (August 1998 tranche), EUR 404 (October 2000 tranche) and EUR 76 (December 2003 tranche), in aggregate EUR 666. When a period of 10 years has elapsed after the issue date of a tranche, and every ten years thereafter (the “Reset date”), the Financing Dividend Percentage is reset. The Company and the holders of (depositary receipts of) cumulative preferred financing shares have agreed that the rates are adjusted as of March 4, 2006 until ten years from the date of issue to 7.17% per year for the shares issued in June 1996, 4.98% per year for the shares issued in August 1998 and 6.27% per year for the shares issued in October 2000.

In 2004 the holders of depositary receipts (“Depositary receipts”) representing Ahold’s outstanding cumulative preferred financing shares, agreed to reduce the total number of votes that can be exercised by these shares from approximately 369 million to approximately 100 million. Consequently, the cumulative preferred financing shares’ part of the total vote (expressed as the sum of the outstanding cumulative preferred financing shares plus the common shares) decreased from approximately 19% to approximately 6%. The number of votes that the cumulative preferred financing shares represent was for this purpose determined on the basis of the nominal value plus the additional paid-in capital of the cumulative preferred financing shares and Ahold’s common share price on January 30, 2004 (EUR 6.53). The reduction of voting rights of the cumulative preferred financing shares became effective on March 3, 2004. In 2004 the Company and the holders of Depositary receipts furthermore agreed that the cumulative preferred financing shares would be convertible into common shares as of March 4, 2006. The conversion conditions have been set so as to avoid any transfer of value from the common shares to the cumulative preferred financing shares. The maximum number of common shares to be received upon conversion of all outstanding cumulative

Note 29, 30

preferred financing shares has been capped at 120 million. The conversion features are similar for all tranches. Conversion is allowed for all shares in one tranche held by one investor but not for fractions of tranches held by one investor. Upon conversion the holders of Depositary receipts will receive a number of common shares that is calculated by dividing the value of the cumulative preferred financing shares on the day before the conversion date by the average share price of Ahold common shares on the five days preceding that date. The value of the cumulative preferred financing shares will for this purpose be considered to equal the lower of the nominal value plus the additional paid-in capital of the cumulative preferred financing shares (the “Par Value”) or the present value of the remaining preferred dividends until the first Reset date plus the present value of the Par Value at the first Reset date. The Company can redeem the cumulative preferred financing shares of a certain tranche, but not fractions of a tranche. Redemption of a tranche is subject to the approval of the holders of Depositary receipts of that tranche, unless all (remaining) cumulative preferred financing shares are redeemed. Redemption takes place at the higher of the Par Value or the present value of the cumulative preferred financing shares at the time of redemption.

29  OTHER NON-CURRENT LIABILITIES

	January 1, 2006	January 2, 2005
Derivative instruments	175	139
Step rent accruals	93	50
Deferred gains	69	86
Other	43	35
Total other non-current liabilities	380	310

Step rent accruals relate to the equalization of rent payments relating to contracts with scheduled rent increases throughout the life of the lease contract. Deferred gains predominantly represent the non-current portions of deferred gains on sale and leaseback transactions. For additional details on derivative instruments, see Note 34.

30  SHORT-TERM BORROWINGS

	January 1, 2006	January 2, 2005
Loans payable to financial institutions	41	68
Personnel and customer savings	29	26
Other loans	527	518
Total short-term borrowings	597	612

Other loans is principally comprised of short-term loans payable related to U.S. Foodservice’s accounts receivable securitization program. For additional disclosure about this program, see Note 21.

AHOLD ANNUAL REPORT 2005	157

Financial statements – Notes to the consolidated financial statements

Note 31, 32

31  OTHER CURRENT LIABILITIES

	January 1, 2006	January 2, 2005
Compensated absences	239	231
Interest	140	160
Dividend cumulative preferred financing shares	44	44
Deferred gains	31	46
Derivative instruments	31	10
Payables to joint ventures and associates	13	12
Pensions	8	40
Other	43	8
Total other current liabilities	549	551

32  CASH FLOW

The following table presents a reconciliation between operating income and cash generated from operations:

	2005	2004
Cash generated from operations
Operating income	248	923
Adjustments for:
Depreciation, amortization and impairments	1,069	1,209
Loss (gain) on disposal of assets and/or disposal groups of assets	(53)	(15)
Settlement securities class action	803	–
Other	24	18
Operating cash flow before changes in working capital	2,091	2,135

Changes in working capital:
Receivables	(32)	(39)
Other current assets	(5)	(14)
Inventories	56	31
Accounts payable	202	6
Current liabilities	(271)	54
Restricted cash	82	(5)
Total changes in working capital	32	33

Change in other non-current assets	(1)	(26)
Change in provisions	(181)	(38)
Change in other non-current liabilities	44	20
Total changes in non-current assets and liabilities	(138)	(44)

Cash generated from operations	1,985	2,124

Note 32

The following table presents a reconciliation between the cash flow statements and the cash and cash equivalents as presented in the balance sheets:

	2005	2004
Cash and cash equivalents of continuing operations at the beginning of the year	3,205	3,210
Restricted cash	(92)	(95)
Cash and cash equivalents related to discontinued operations	66	129
Cash and cash equivalents at beginning of the year, including discontinued operations, excluding restricted cash	3,179	3,244

Net cash from operating, investing and financing activities	(1,137)	25
Effect of exchange rate differences on cash and cash equivalents	163	(90)
Restricted cash	23	92
Cash and cash equivalents related to discontinued operations	–	(66)
Cash and cash equivalents of continuing operations at the end of the year	2,228	3,205

AHOLD ANNUAL REPORT 2005	159

Financial statements – Notes to the consolidated financial statements

Note 33

The following table presents additional cash flow information:

	2005	2004
Non cash flow investing activities
Assets acquired under finance leases from continuing operations	143	390
Assets acquired under finance leases from discontinuing operations	1	5

Non cash flow financing activities
Finance lease liabilities originated from continuing operations	(143)	(390)
Finance lease liabilities originated from discontinuing operations	(1)	(5)

Acquisition of subsidiaries
Fair value of assets acquired	(69)	(40)
Goodwill	20	(4)
Less: liabilities assumed	17	37
Total consideration paid	(32)	(7)

Cash acquired	–	–
Acquisition of subsidiaries, net of cash acquired	(32)	(7)

Divestments of subsidiaries
Carrying amount of assets divested	1,645	2,049
Liabilities	(907)	(1,069)
Net assets divested	738	980

Cumulative translation adjustment	24	1
Result on divestments of discontinued operations before tax	151	230
Consideration in escrow account (regarding Disco)	198	(233)
Receivable (regarding BI-LO/Bruno’s)	(53)	–
Total consideration received	1,058	978

Cash divested	(69)	(47)
Divestment of subsidiaries, net of cash divested	989	931

33  RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and its subsidiaries on one hand and related parties on the other are disclosed below.

Ahold has entered into arrangements with a number of its subsidiaries and affiliated companies in the course of its business. These arrangements relate to service transactions and financing agreements. Transactions were conducted at market prices, adjusted to reflect the volume of transactions and the relationship between the parties.

Note 33

Trading transactions

During 2005 and 2004, the Company and its subsidiaries entered into the following transactions with unconsolidated related parties:

For the year ended January 1, 2006	Sale of goods or services	Purchase of goods or services	Amounts owed by related parties	Amounts owed to related parties
ICA	–	–	1	11
JMR	–	2	3	1
W&H	–	2	–	–
Real estate joint ventures	4	–	13	–
Accounting Plaza B.V.	–	19	–	3
Kobalt Media Services B.V.	–	60	2	4
Loyalty Management Nederland B.V.	–	20	3	5
A.M.S. Coffee Trading	–	34	–	2
Related parties of Schuitema	7	5	1	1
Ahold Dutch managers and employees	–	–	33	–
Total	11	142	56	27

For the year ended January 2, 2005	Sale of goods or services	Purchase of goods or services	Amounts owed by related parties	Amounts owed to related parties
ICA	4	4	3	8
JMR	5	1	5	–
W&H	2	6	75	1
Real estate joint ventures	–	4	10	–
Accounting Plaza B.V.	–	19	–	–
Kobalt Media Services B.V.	–	84	2	3
Loyalty Management Nederland B.V.	–	25	1	6
A.M.S. Coffee Trading	–	2	–	1
U.S. Foodservice VASPs	–	489	–	–
Related parties of Schuitema	–	1	–	–
Ahold Dutch managers and employees	–	–	35	–
Total	11	635	131	19

These unconsolidated related parties consist of:

•	ICA, a joint venture of Ahold in the retail and wholesale business.
•	JMR, an associate of Ahold in the retail business.
•	W&H, a sherry bodega and former joint venture of Ahold. Ahold had provided financing to W&H prior to divesting it. After divesting W&H in May 2005, Ahold no longer provided it with financing.
•	Real estate joint ventures, in which Ahold has an interest, holding properties operated by Ahold or its subsidiaries.
•	Accounting Plaza B.V., an associate of Ahold that renders accounting and administrative services to certain Ahold subsidiaries in the Netherlands.
•	Kobalt Media Services B.V., an associate of Ahold that renders promotional and advertising services to certain Ahold subsidiaries in the Netherlands.
•	Loyalty Management Nederland B.V., an associate of Ahold that renders services relating to the management of customer loyalty programs to certain Ahold subsidiaries in the Netherlands.
•	A.M.S. Coffee Trading, an associate of Ahold that generates sales transactions with Ahold Coffee Company.

AHOLD ANNUAL REPORT 2005	161

Financial statements – Notes to the consolidated financial statements

Note 34

•	Several related parties of Schuitema render services in support of certain projects of franchisees and associated food retailers serviced by Schuitema. The purchase of goods or services includes a remuneration of the board of directors of Schuitema of EUR 2.
•	U.S. Foodservice had product purchasing arrangements with five Value Added Service Providers (“VASPs”) that provided varying degrees of support to U.S. Foodservice primarily in the procurement of private label and signature brand products. As part of its normal business practice, U.S. Foodservice guaranteed some of the obligations of the VASPs to vendors relating to purchases made on behalf of U.S. Foodservice. In 2004, U.S. Foodservice stopped doing business with all five VASPs.

Ahold Dutch managers and employees

In January 1994, a group of Ahold’s Dutch managers and employees acquired a EUR 15 capital investment in the Dutch Customer Fund, an independent investment fund that primarily invests all of its assets in Ahold’s shares and debt. The capital investment had previously been held by Het Weerpad B.V., an investment company of the Heijn family, founders of Ahold.

Ahold made loans to this group of managers and employees, which included some of Ahold’s officers, to assist them with their investment in the Dutch Customer Fund. In July 1996 and April 1998, additional loans were granted to Ahold’s Dutch managers and employees to purchase additional investments in the Dutch Customer Fund. Some officers participated in these purchases. For more information on these loans, see Note 19.

Compensation of key management personnel

For information regarding the compensation of key management personnel, see Note 8.

34  FINANCIAL INSTRUMENTS, RISKS AND FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Financial risk management

Ahold’s primary market risk exposures relate to currency exchange rate, interest rate and commodity price fluctuations. In order to manage the risk arising from these exposures, a variety of financial instruments may be utilized.

Currency risk

Ahold operates in a variety of countries throughout the world, and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities. To protect the value of future foreign currency cash flows, including lease payments and firm purchase commitments, and the value of assets and liabilities denominated in foreign currency, Ahold enters into various financial instruments, including forward contracts and currency swaps. It is Ahold’s policy to cover foreign exchange transaction exposure in relation to existing assets, liabilities and firm commitments. Translation risk related to Ahold’s foreign subsidiaries, joint ventures and associates is not hedged.

Foreign exchange results on financing transactions and on financial assets and liabilities are presented as part of net financial expense. Foreign exchange results arising from the purchase of goods for sale or goods and services consumed in Ahold’s operations are included in cost of sales or in the appropriate element of operating expenses, respectively. In 2005 the Company included exchange losses of EUR 5 in operating expenses (2004: gain of EUR 3).

Interest rate risk

Ahold’s interest rate risk arises primarily from its debt. To manage interest rate risk, Ahold has an interest rate management policy aimed at reducing volatility in its interest expense and maintaining a target percentage of its debt in fixed rate instruments. Ahold’s financial position is largely fixed by long-term debt issues and derivative financial instruments such as floating-to-fixed interest rate swaps and cross-currency floating-to-fixed interest rate swaps, which allow Ahold to maintain a target range of floating rate debt. Occasionally Ahold may enter into fixed-to-floating interest rate swaps to hedge fair value interest rate risk arising where fixed rate loans are in excess of the target.

Note 34

Commodity price risk

Ahold is exposed to the risk of an increase in the prices of refined fuels that are used in transportation of the goods in U.S. operations. Commodity derivative contracts may be utilized to hedge against fuel price risk for Ahold’s expected consumption. As of January 1, 2006, no commodity contracts were outstanding.

Credit risk

Ahold has no significant concentrations of credit risk. It has policies in place aimed at ensuring that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash, checks, debit cards or via major credit cards. Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions. Ahold has policies that limit the amount of credit exposure to any financial institution. The maximum amount of loss due to credit risk Ahold would incur if financial institutions which are parties to the derivative instruments completely failed to perform according to the terms of the contracts is EUR 141 as of January 1, 2006.

Fair values of other financial assets and liabilities

The following table presents the fair values of other financial instruments (including current portions) compared to the carrying amounts for which these instruments are included in the balance sheets:

	January 1, 2006		January 2, 2005
	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Loans receivable	102	96	139	176

Liabilities
Subordinated loans	–	–	(91)	(93)
Bonds and notes	(4,186)	(4,856)	(6,597)	(7,030)
Other loans	(372)	(384)	(395)	(405)
Financing obligations	(543)	(745)	(481)	(545)
Mortgages payable	(37)	(40)	(37)	(39)
Finance lease liabilities	(1,362)	(1,733)	(1,164)	(1,319)
Cumulative preferred financing shares	(666)	(741)	(666)	(750)

The carrying amounts of cash, cash equivalents, receivables, accounts payable and short-term borrowings approximate their fair values because of the short-term nature of these instruments and, for receivables, because of the fact that any recoverability loss is reflected in an impairment charge.

The fair values of subordinated loans, bonds and notes, other loans, mortgages payable and cumulative preferred financing shares are estimated using discounted cash flow analyses based on interest rates from similar types of borrowing arrangements or at market rates as obtained from price quotations in the financial markets. The fair values of finance lease liabilities and financing obligations are estimated on the basis of the net present value of future cash flows, adjusted for land and building bifurcation, where appropriate. The accrued interest is included in other current liabilities (Note 31) and not in the carrying amounts of non-derivative liabilities. Accrued interest is included in the determination of the fair value of financial liabilities.

AHOLD ANNUAL REPORT 2005	163

Financial statements – Notes to the consolidated financial statements

Note 34

Derivative financial instruments

Fair value hedge relates to the interest rate swap that hedges fair value interest rate risk on a fixed rate debt. Interest rate swaps designated as cash flow hedges are used to hedge cash flow interest rate risk on floating rate debt. Cross-currency swaps accounted for as cash flow hedges are used to hedge currency and cash flow interest rate risk on fixed and floating debt denominated in foreign currency. Foreign currency forwards and swaps designated as cash flow hedges are used to hedge the variability in future cash flows denominated in foreign currencies. The number and maturities of derivative contracts, the fair values and the qualification of the instruments for accounting purposes are presented in the table below:

	January 1, 2006			January 2, 2005

	Contracts	Assets	Liabilities	Contracts	Assets	Liabilities
Interest rate swaps – fair value hedges
from 1 year to 5 years	1	47	–	1	61	–
Total interest rate swaps – fair value hedges	1	47	–	1	61	–

Interest rate swaps – cash flow hedges
up to 1 year	–	–	–	1	–	(4)
from 1 year to 5 years	2	1	–	1	–	(1)
from 5 years to 10 years	1	–	–	–	–	–
Total interest rate swaps – cash flow hedges	3	1	–	2	–	(5)

Cross currency swaps – cash flow hedges
up to 1 year	1	–	(21)	6	461	–
from 1 year to 5 years	–	–	–	1	9	–
from 5 years to 10 years	1	140	–	1	255	–
greater than 10 years	1	–	(161)	3	87	(126)
Total cross currency swaps – cash flow hedges	3	140	(182)	11	812	(126)

Foreign currency forwards and swaps – cash flow hedges
up to 1 year	76	1	(5)	112	1	(8)
from 1 year to 5 years	106	–	(13)	145	–	(10)
Total foreign currency forwards and swaps – cash flow hedges	182	1	(18)	257	1	(18)

Derivative contracts – no hedge accounting treatment
up to 1 year	29	–	(5)	–	–	–
from 1 year to 5 years	3	–	(1)	–	–	–
greater than 10 years	2	97	–	2	86	(3)
Total derivative contracts – no hedge accounting treatment	34	97	(6)	2	86	(3)

Total derivative financial instruments	223	286	(206)	273	960	(152)

The notional amounts of the derivative financial instruments outstanding as of January 1, 2006 are summarized below. The summary is based on the currency of the exposures being hedged and includes the gross amount of all notional values for outstanding contracts (with all amounts expressed in the respective currencies). The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

Note 34

	USD	GBP	JPY	CHF	EUR	CZK
Interest rate swaps
from 1 year to 5 years	–	–	–	–	750	–
from 5 years to 10 years	–	–	–	–	25	–
greater than 10 years	–	250	–	–	–	–

Cross-currency interest rate swaps
up to 1 year	–	–	–	–	227	–
from 5 years to 10 years	–	–	–	–	408	–
greater than 10 years	–	250	33,000	–	–	–

Foreign currency forwards and swaps
from 5 years to 10 years	997	–	–	9	110	667
greater than 10 years	–	–	–	–	118	2,550

Foreign currency options
from 1 year to 5 years	–	–	–	–	23	–

Total derivative financial instruments	997	500	33,000	9	1,661	3,217

Some of Ahold’s derivative contracts contain additional termination events, the occurrence of which allows the relevant derivative to be terminated early. The arising of such a right of early termination could under certain circumstances result in cross acceleration and cross default under the terms of other derivatives instruments and might under certain circumstances affect certain debt agreements.

The fair values of derivative contracts maturing within one year are included in current (financial) assets and liabilities. The fair values of derivative contracts maturing after one year are included in non-current (financial) assets and liabilities. The fair value of derivative financial instruments is calculated by discounting the future estimated cash flows to net present values using appropriate market rates prevailing at the end of each financial year. The estimations presented are not necessarily indicative of the amounts that Ahold could realize in a current market exchange or the value that will ultimately be realized by the Company upon maturity or disposal.

In 2005 a loss of EUR 44 (2004: gain of EUR 64) is included in the statement of operations under gain (loss) on foreign exchange in relation to fair value changes of derivatives that do not qualify for hedge accounting treatment or in relation to ineffective portions of qualifying hedging instruments. The amounts recognized in cash flow hedging reserve in equity and amounts released from cash flow hedging reserve to the statements of operations are disclosed in Note 23. No amounts removed from cash flow hedging reserve have been included in the carrying amount of non-financial assets or liabilities in the balance sheets. Gains and losses recognized in cash flow hedging reserve in equity as of January 1, 2006 will be released to the statement of operations at various dates between several days to 25 years from the balance sheet date. The estimated net amount of the existing losses as of January 1, 2006 that is expected to be recognized in the statement of operations in 2006 is EUR 40.

Sensitivity of fair values to changes in exchange rates and interest rates

The following analysis sets out the sensitivity of the fair values of the financial instruments due to a hypothetical change in exchange rates. The sensitivity analysis assumes an immediate adverse 10% change, which indicates a strengthening of the currency in which the financial instruments are denominated against the euro as of January 1, 2006, with all other variables held constant. This analysis is for illustrative purposes only, as in practice market rates rarely change in isolation of other factors that also affect Ahold’s financial position and results.

AHOLD ANNUAL REPORT 2005	165

Financial statements – Notes to the consolidated financial statements

Note 34

	Carrying amount	Fair value	Fair value 10% FX rates change
Liabilities (including current portions)
Bonds and notes	(4,186)	(4,856)	(5,147)
Other loans	(372)	(384)	(386)
Financing obligations	(543)	(745)	(822)
Mortgages payable	(37)	(40)	(45)
Finance lease liabilities	(1,362)	(1,733)	(1,908)

Derivative financial instruments
Foreign exchange derivatives	(22)	(22)	35
Interest rate derivatives	63	63	65
Cross-currency interest rate swaps	39	39	15
Total derivative financial instruments	80	80	115

The following analysis sets out the sensitivity of the fair values of the financial instruments to a hypothetical change in interest rates. The table shows the effects of a negative parallel shift of 100 basis points in the swap curve on the fair value of the instruments with all other variables (including foreign exchange rates) held constant. This analysis is for illustrative purposes only, as in practice market rates rarely change in isolation of other factors that also affect Ahold’s financial position and results.

	Carrying amount	Fair value	Fair value 100 bps change
Liabilities (including current portions)
Bonds and notes	(4,186)	(4,856)	(5,093)
Other loans	(372)	(384)	(388)
Financing obligations	(543)	(745)	(790)
Mortgages payable	(37)	(40)	(42)
Finance lease liabilities	(1,362)	(1,733)	(1,833)
Cumulative preferred financing shares	(666)	(741)	(768)

Derivative financial instruments
Foreign exchange derivatives	(22)	(22)	(23)
Interest rate derivatives	63	63	105
Cross-currency interest rate swaps	39	39	(16)
Total derivative financial instruments	80	80	66

Note 35

35  COMMITMENTS AND CONTINGENCIES

Rent commitments

The annual costs of Ahold’s rentals and operating leases were as follows:

	2005	2004
Minimum rentals	674	897
Contingent rentals	31	24
Lease- and sublease income	(160)	(239)
Total	545	682

Certain store leases provide for contingent additional rentals based on a percentage of sales. Substantially all of the store leases have renewal options for additional terms. None of Ahold’s leases impose restrictions on the ability of Ahold to pay dividends, incur additional debt, or enter into additional leasing arrangements.

The aggregate amounts of Ahold’s minimum rental commitments to third parties (excluding sublease income) as of January 1, 2006 under non-cancelable operating lease contracts for the next five years and thereafter were as follows:

2006	686
2007	641
2008	579
2009	525
2010	489
Thereafter	4,560
Total	7,480

Capital investment commitments

Ahold had outstanding capital investment commitments for non-current assets of approximately EUR 485 and EUR 449 as of January 1, 2006 and January 2, 2005, respectively.

Ahold’s consolidated capital investment commitments by region as of January 1, 2006 were as follows:

Region	Land and buildings	Machinery/ equipment	Other property, plant and equipment	Total property, plant and equipment	Intangible assets	Total investment commitments
U.S.	54	263	49	366	–	366
Europe	86	9	–	95	24	119
Total	140	272	49	461	24	485

Expected payments relating to these commitments are as follows:

Region	2006	2007	2008	2009	2010	after 2010	Total
U.S.	317	28	7	6	1	7	366
Europe	77	22	9	6	4	1	119
Total	394	50	16	12	5	8	485

AHOLD ANNUAL REPORT 2005	167

Financial statements – Notes to the consolidated financial statements

Note 35

Purchase commitments

Ahold enters into purchase commitments with vendors in the ordinary course of business. The Company has long-term purchase contracts with some vendors for varying terms that require the Company to buy services and predetermined volumes of goods and goods not-for-resale at fixed prices. As of January 1, 2006, the Company’s purchase commitments were approximately EUR 2,931, which are not recorded on the consolidated balance sheets (January 2, 2005: EUR 2,268).

Not included in the above purchase commitments are those purchase contracts for which Ahold has received advance vendor allowances, such as up-front signing payments in consideration of its purchase commitments. These contracts generally may be terminated without satisfying the purchase commitments upon repayment of the unearned portions of the advance vendor allowances. The unearned portion of these advance vendor allowances is recorded as a liability on the consolidated balance sheets.

Guarantees

Guarantees to third parties issued by Ahold, primarily covering liabilities and commitments of its subsidiaries, can be summarized as follows:

	January 1, 2006	January 2, 2005
Lease guarantees	709	111
Loan guarantees	71	40
Corporate guarantees	30	76
Buy back guarantees	21	43
Total	831	270

Ahold is contingently liable for leases that have been assigned to various third parties in connection with facility closings and asset dispositions. Ahold could be required to assume these leases if any of the assignees is unable to fulfill their lease obligations. Due to the wide distribution of the assignments among third parties and various remedies available to Ahold, management believes the likelihood that it will be required to assume a material amount of these obligations is remote. Of the EUR 709 of lease guarantees, EUR 507 is related to the BI-LO/Bruno’s divestment. For information about legal proceedings in connection with certain leases of Bradlees Stores, Inc. that Ahold has guaranteed, see “Stop & Shop Bradlees Lease Litigation with Vornado” below in this Note 35.

Ahold also had loan guarantees relating to the principal amounts of certain loans payable by Ahold’s franchisees, other subsidiaries (which relate to real estate development) and joint ventures. These guarantees have been issued by Ahold to facilitate loan agreements between consolidated Ahold subsidiaries and third-party financiers or for general corporate purposes. The term of most guarantees is equal to the term of the related loan. Ahold’s maximum liability under the guarantees equals the total amount of the related loans recorded on the consolidated balance sheets plus, in most cases, reasonable costs of enforcement of the guarantee.

Ahold’s corporate guarantees have been provided to suppliers as assurance that an Ahold subsidiary’s or franchisee’s financial obligation, as detailed in the underlying contract, will be met. Ahold would be required to perform under the guarantee if the subsidiary or franchisee failed to meet the financial obligations under the contract, as described in the guarantee.

Legal proceedings

Ahold and certain of its subsidiaries are involved in a number of legal proceedings, which include litigation as a result of divestments, tax, employment and other litigation. The legal proceedings discussed below, whether pending, threatened or unasserted, if decided adversely to or settled by the Company, may result in liability material to the Company’s financial condition or results of operations. The Company may enter into discussions regarding settlement of these and other proceedings, and may enter into settlement agreements, if it believes settlement is in the best interests of the Company’s shareholders. In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” the Company has recognized provisions with respect to these proceedings, where appropriate, which are reflected in the Company’s consolidated balance sheets.

Note 35

U.S. Securities Action and VEB proceedings

On November 28, 2005, Ahold announced that it had reached an agreement with the lead plaintiffs to settle the securities class action entitled “In re Royal Ahold N.V. Securities & ERISA Litigation” (the “Securities Action”), which is pending before the United States District Court for the District of Maryland (“District Court”). The agreement is subject to final court approval. Preliminary court approval was granted on January 6, 2006. On November 28, 2005, Ahold also announced that it had reached an agreement to settle litigation with the Vereniging van Effectenbezitters (“VEB”) (the Dutch Shareholders’ Association).

Under the terms of the settlement agreement in the Securities Action, the lead plaintiffs agree to settle all claims in the Securities Action against Ahold, its subsidiaries, the individual defendants and the underwriters for the sum of USD 1,109 (EUR 937). This amount includes USD 9 (EUR 8) as compensation to the VEB for facilitating the global settlement. The settlement is worldwide and applies to all qualifying common shares of Ahold. The term “qualifying shares” refers to all those common shares, which were purchased or received as dividends between July 30, 1999 and February 23, 2003. If holders of more than 180 million shares opt out of the settlement, then Ahold will have the right to terminate the agreement and recover the funds paid, other than those amounts spent on notice of the settlement.

Ahold will contribute to the settlement fund, from which the qualifying shares will be paid, in two installments: two thirds of the settlement amount, USD 733 (EUR 619), was funded into escrow on January 11, 2006, following the preliminary court approval of the settlement by the District Court and the remaining one third, USD 367 (EUR 310), will be funded into escrow within six months following final court approval of the settlement. In addition, in January 2006, Ahold made a payment of USD 9 (EUR 8) into an escrow account for payment to (an entity designated by) the VEB within ten days following final court approval of the settlement as compensation to the VEB for facilitating the global settlement. As a consequence of the settlement and as further discussed below, Ahold received an amount of approximately USD 109 (EUR 92) from its Director & Officer (“D&O”) insurers in addition to payments it had previously received to cover legal expenses. The USD 109 (EUR 92) was used for Ahold’s payment to the settlement fund.

Under the terms of the agreement with the VEB, the VEB has terminated the proceedings before the Enterprise Chamber of the Amsterdam Court of Appeals with respect to the annual financial statements of Ahold for the years 1998, 1999, 2000, 2001 and 2002. In consideration of the withdrawal of such proceedings and as compensation of costs incurred, Ahold has paid the VEB an amount of EUR 2,5. In addition, as part of its commitment to contribute to and facilitate the global settlement, the VEB has agreed that following the publication of the report by the investigators in the so-called “inquiry procedure” (enquêteprocedure) before the Enterprise Chamber of the Amsterdam Court of Appeals, it will not pursue any further legal action in those proceedings and it will not commence or support a proceeding for damages in any court.

On January 6, 2006, Ahold reached an agreement in principal to settle the ERISA action in exchange for USD 2,5 (EUR 2). The terms of the settlement have not been finalized and the settlement agreement will be subject to court approval. The cost of the settlement will be covered by insurance proceeds.

In February 2003, Ahold and it subsidiaries had in place D&O liability insurance coverage with combined limits of liability of USD 200 (EUR 169). Following the 2003 announcement that Ahold would restate its earnings, a number of insurance coverage disputes arose between Ahold and its D&O insurers, some of which led to litigation or arbitration. In July 2004, Ahold announced that it had reached a settlement with its primary D&O insurance carrier, AIG Europe (“AIG”), regarding all pending insurance coverage litigation with AIG regarding various D&O liability insurance policies placed by AIG (the “AIG Policies”). Under the terms of the settlement, Ahold and its subsidiary U.S. Foodservice, and their current and former directors and officers, obtained access to USD 125 (EUR 106) of insurance coverage (Ahold also received extended discovery periods under the AIG Policies) and Ahold made payments to AIG, which in the aggregate amounted to approximately USD 63 (EUR 51). In 2005, Ahold reached settlements with all but three of its excess D&O insurers, resulting in a 50% reduction of coverage limits. As a result of the settlements with AIG and the excess insurers, Ahold has received approximately USD 150 (EUR 126) of insurance proceeds of which USD 109 (EUR 92) was received in January 2006 and used by Ahold for its payment in the settlement fund. Ahold remains in litigation before the District Court of Haarlem, the Netherlands, with the three excess D&O insurers that have denied coverage to Ahold. The combined limits of liability currently in dispute with these three insurers is approximately USD 24 (EUR 20).

AHOLD ANNUAL REPORT 2005	169

Financial statements – Notes to the consolidated financial statements

Note 35

Governmental/regulatory investigations

U.S. Department of Justice

The U.S. Department of Justice (the “DOJ”), through the U.S. Attorney’s Office for the Southern District of New York (the “U.S. Attorney”) is conducting a criminal investigation into possible criminal wrongdoing by Ahold and certain of its current and/or former officers, directors and employees in connection with events leading to Ahold’s announcement on February 24, 2003 that, among other things, it would be restating its financial position and results for 2001 and 2000 because of certain accounting irregularities at U.S. Foodservice and because certain subsidiaries had been improperly consolidated (the “February 24 Announcement”) and other accounting-related matters. In the course of that investigation, a grand jury subpoena, dated March 3, 2003, was issued to Ahold by a federal grand jury in the U.S. District Court for the Southern District of New York. In 2004, 2005 and 2006, the DOJ brought securities fraud and other criminal charges against certain individuals, all of them either former U.S. Foodservice executives or employees and former employees of vendors that sold food and food-related products to U.S. Foodservice.

As previously announced the DOJ is also conducting a civil investigation, which the Company believes relates to certain billing practices of U.S. Foodservice with regard to contracts with federal agency customers. The U.S. Attorney has requested that the Company provide certain documents generally related to (i) U.S. Foodservice’s cost of products purchased from certain vendors, including the VASPs, and the prices charged for such products when sold to federal agency customers and (ii) U.S. Foodservice’s freight costs and the amounts charged for freight costs for products sold to federal agency customers.

Ahold continues to cooperate fully with the U.S. Attorney’s investigations. To date, Ahold has not been charged in the criminal investigation and no claims have been asserted in the civil investigation. Although Ahold believes it is probable that claims will be asserted in the civil investigation, Ahold believes it may have meritorious defenses to such claims as may be asserted. Due to the stage of the civil investigation, Ahold cannot at this time provide a reasonable estimate of any potential liability and, if so, the amount of such liability.

U.S. Securities and Exchange Commission

As previously disclosed the Securities and Exchange Commission (“SEC”) commenced an investigation in 2003 into the events leading to the February 24 Announcement and other accounting-relating matters. Without admitting or denying the allegations in the complaint, Ahold settled the SEC’s action by consenting to the entry of a judgment permanently enjoining Ahold from violating the antifraud, reporting, books and records and internal controls provisions of the U.S. federal securities laws. The SEC stated that it did not seek a penalty or fine from Ahold because of, among other reasons, Ahold’s extensive cooperation with the SEC’s investigation. The SEC’s investigation is continuing with respect to various individuals and Ahold is continuing to cooperate fully with the SEC.

U.S. Department of Labor

Following the February 24, 2003 Announcement, through authority delegated to it under Section 504 of the ERISA, the U.S. Department of Labor (“DOL”) opened an investigation into whether any criminal violations of ERISA were committed by Ahold and certain of its current and/or former officers, directors and employees in connection with the 401(k) plans of Ahold U.S.A., U.S. Foodservice and Stop & Shop. In the course of the investigation, which is also being coordinated with the U.S. Attorney’s investigation, a grand jury subpoena, dated June 16, 2003, was issued to Ahold U.S.A. by a federal grand jury in the U.S. District Court for the Southern District of New York requesting documents relating to Ahold U.S.A.’s 401(k) plan. Additionally, letter requests, dated July 3, 2003 and July 9, 2003, were issued by the DOL seeking documents relating to the 401(k) plans of U.S. Foodservice and Stop & Shop, respectively. In addition, in 2003 the Employee Benefits Security Administration of the DOL also commenced a civil investigation relating to the U.S. Foodservice, Inc. 401(k) Savings Plan Master Trust to determine whether any violations under Title I of ERISA have occurred, including breaches of fiduciary duty, which investigation remains pending. Ahold is fully cooperating with each of the DOL investigations.

Dutch and U.S. proceedings regarding terminations

Ahold’s former Chief Executive Officer, Cees van der Hoeven and Chief Financial Officer A. Michiel Meurs, have each agreed in the context of their separation that the determination of their severance package, if any, must be left to an impartial body, in this case an arbitration tribunal, which is comprised of persons with experience in this area and not having any relationship with either Ahold or the former Chief Executive Officer and Chief Financial Officer, to ensure complete objectivity of the proceedings. In December 2003, the former Chief Executive Officer and Chief Financial Officer initiated an arbitration

Note 35

proceeding which is presently pending and which covers, among other things, claims for severance payments, reimbursement for bonus amounts and forfeiture of options. Ahold has filed several counterclaims in these cases.

In February 2004, James L. Miller, former Chief Executive Officer of U.S. Foodservice, filed an action in the U.S. District Court for the District of Maryland, Northern Division (the “Federal Court”) against Ahold, Ahold U.S.A., U.S. Foodservice and various executive officers and directors of Ahold, asserting various causes of action in connection with U.S. Foodservice’s termination of his employment as of October 1, 2003 and seeking compensatory damages of USD 10 (EUR 8), punitive damages, attorneys’ fees, injunctive relief and a declaratory judgment that he is entitled to post-termination benefits and severance pay. The executive officers and directors named in this case have been dismissed from the case with prejudice. In May, 2004, Ahold and the other named defendants filed a counterclaim alleging that Mr. Miller had breached the fiduciary duties he owed to Ahold and U.S. Foodservice and the terms of employment agreement with U.S. Foodservice, and seeking compensatory and exemplary damages and restitution of compensation paid to Mr. Miller during his tenure at U.S. Foodservice. In December 2005, the Federal Court issued a memorandum opinion directing U.S. Foodservice to pay Mr. Miller’s legal fees and expenses incurred in connection with this litigation pursuant to the terms of a letter agreement executed with U.S. Foodservice prior to his termination. U.S. Foodservice is presently evaluating the merits of appealing from this ruling. The Federal Court has issued a scheduling order, which contemplates the litigation proceeding to trial in 2007.

Uruguayan and Argentine litigation

Ahold, together with Disco S.A. (“Disco”) and Disco Ahold International Holdings N.V. (“DAIH”), is a party to certain legal proceedings in Uruguay and Argentina related to Ahold’s acquisition of Velox Retail Holdings’ shares in the capital of DAIH in 2002. The plaintiffs have obtained provisional remedies in Uruguay, which were executed in Argentina and have affected the sale and transfer of the remaining 15% of the outstanding shares of Disco to Cencosud S.A. (“Cencosud”). During 2005, various attempts by plaintiffs to expand the provisional remedies and/or to challenge the transfer of Disco’s shares to Cencosud before courts in Argentina and Uruguay have been unsuccessful. On October 11, 2005, one of the plaintiffs withdrew its USD 20 (EUR 17) claim against Ahold, DAIH and Disco, thereby reducing the aggregate amount of alleged damages in the remaining proceedings to approximately USD 72 (EUR 61) plus interest and costs. Ahold continues to believe that these legal proceedings are without merits and will continue to vigorously oppose plaintiffs’ claims.

On March 23, 2005 Ahold received from escrow the final purchase amount for the approximately 85% of the shares of Disco, after reaching an agreement with Cencosud on the final purchase price adjustment resulting from the closing balance sheet of Disco. The transaction still requires Argentine antitrust approval, although this will not affect Ahold’s retention of the purchase amount. The purchase amount for the remaining approximately 15% of the Disco shares that currently have not been transferred by Ahold to Cencosud remains in escrow until such shares can legally be transferred to Cencosud. As referred to above, these shares are subject to certain Uruguayan court orders processed and executed in Argentina.

Argentine tax assessment claims

On July 17, 2003, the Administración Federal de Ingresos Públicos (“AFIP”) served Disco with a Vista de la Determinación de Oficio (“Vista”) – a formal assessment notice – for the period from 1998 through May 2002 for taxes allegedly owed in connection with a USD 100 Disco bond issue due May 2003, which was repaid at maturity, and a USD 250 Disco bond issue due May 2008, which was redeemed in July 2003 (the “Disco Bonds”). The AFIP alleges that Disco improperly failed to pay VAT on both bond issues and failed to withhold tax on the interest paid to foreign holders of its allegedly non-public bonds. On September 1, 2003, Disco responded that the bonds were placed through a public offer and that taxes have been withheld and paid in compliance with applicable Argentine laws and regulations. On December 29, 2003, the AFIP issued its tax ruling, essentially confirming its assessment in Vista. Disco appealed this ruling on February 19, 2004 with the Argentine Tax Court (Tribunal Fiscal de la Nación). Also on February 19, 2004, the AFIP issued Pré-vista de la Determinación de Oficio (“Prévista”) relating to the same bonds based on similar allegations as in Vista for the period from May 2002 to the respective repayment and redemption dates of the bonds. Disco has responded to Prévista with the same defenses as it did with respect to Vista. The proceedings in the Argentine Tax Court is still in the initial stages of discovery (prueba) and has been suspended, at the AFIP’s request and consented to by Disco, pending a new analysis by the AFIP of the evidence submitted by Disco on its position. The aggregate amount claimed from Disco under Vista and the related ruling and Prévista, including penalties and interest up to December 31, 2005, totaled approximately ARS 753 (EUR 210), which amount is continuing to accrue interest of approximately ARS 6.1 (EUR 1.7) each month. Under the terms of the share purchase agreement with Cencosud on the sale

AHOLD ANNUAL REPORT 2005	171

Financial statements – Notes to the consolidated financial statements

Note 35

of the Disco shares, Ahold will hold Cencosud and Disco harmless for the outcome of the tax assessment claims related to the Disco Bonds.

D&S c.s. litigation

On April 28, 2003, the public companies Distribucion y Servicio D&S S.A. and Servicios Profesionales y de Comercializacion S.A. (together, “D&S c.s.”) initiated civil proceedings against DAIH in the Netherlands Antilles in connection with Disco’s acquisition in 2000 of Supermercados Ekono S.A. (“Ekono”), which owned supermarkets in Buenos Aires, Argentina. D&S c.s. sought payment of approximately USD 47 (EUR 40) plus interest. The Court of First Instance in the Netherlands Antilles in its judgment of September 5, 2005 dismissed all claims filed by D&S c.s. against DAIH. D&S appealed the judgment of September 5, 2005. The appeal proceedings are now in their initial stage at the Joint Court of Appeals of the Netherlands Antilles and Aruba. Following the judgment of The Court of First Instance in the Netherlands Antilles, Ahold changed its assessment of this claim and, consequently, a provision in the amount of EUR 37 has been released in the third quarter of 2005. On April 26, 2005, D&S has initiated legal proceedings in relation to the aforementioned claim against Ahold before the District Court of Haarlem in the Netherlands, seeking a similar amount in damages. Ahold’s assessment of this claim is not different from the assessment in the Netherlands Antilles proceedings.

Stop & Shop Bradlees Lease Litigation with Vornado

In connection with the spin-off of Bradlees Stores, Inc. (“Bradlees”) discussed under Contingent Liabilities below, Stop & Shop, Bradlees and Vornado (or certain of its affiliates, collectively “Vornado”), and a landlord on a number of the assigned leases, entered into a Master Agreement and Guaranty, dated as of May 1, 1992 (the “Master Agreement”). The Master Agreement concerns 18 leases for which Vornado is the landlord. Pursuant to a 1995 reorganization of Bradlees and a subsequent wind down and liquidation of Bradlees following a bankruptcy protection filing on December 26, 2000 (collectively, the “Bradlees Bankruptcies”), Bradlees rejected or assumed and assigned most of the leases subject to the Master Agreement. On November 25, 2002, Vornado sent a written demand to Stop & Shop to pay certain so-called “rental increases” allegedly due under the Master Agreement in connection with certain leases. Vornado alleges that the rental increases under the Master Agreement are worth “tens of millions of dollars,” comprised of USD 5 (EUR 4) annually through January 31, 2012, and, if certain renewal options are exercised, USD 6 (EUR 5) annually thereafter through the expiration of the last lease covered by the Master Agreement, which Vornado alleges could extend until 2031, depending upon whether renewal options are exercised. Stop & Shop disputes that it owes these amounts.

On December 31, 2002, Stop & Shop instituted an action in the U.S. District Court for the Southern District of New York seeking a declaration that it is not obligated to pay the rental increases demanded by Vornado. Stop & Shop then moved to remand the action to New York State Court. In 2003, both parties moved for summary judgment. By a letter, dated June 25, 2003, and subsequent court order, the action was held in abeyance while various motions of the parties relating to jurisdiction and other issues were pending and while the parties pursued an unsuccessful mediation. Ultimately, the action was remanded to New York State Court in January, 2005. Following remand to the New York State Court, on February 14, 2005, Vornado filed a counterclaim seeking damages and a declaration that Stop & Shop is obligated to pay rental increases. In 2005, both Vornado and Stop & Shop filed motions for summary judgment and oppositions. The New York State Court denied both parties’ motions for summary judgment on December 9, 2005. No scheduling has been entered. No discovery has yet taken place.

Residual liabilities from disposals in 2003, 2004 and 2005

For a discussion of Ahold’s contingent liabilities with respect to the divestments, see “Contingent liabilities-Sale of Ahold’s operations” below in this note. For a discussion of Ahold’s divestments, see Note 12. Under customary provisions in the agreements regarding such disposals, Ahold has indemnified certain claims brought against its former subsidiaries and has guaranteed certain representations and warranties given in the disposal transactions. During 2004 and 2005 Ahold has received a number of claims from the relevant parties with respect to such indemnifications and guarantees. Although ultimate liability cannot be determined at present, Ahold is currently of the opinion that the amount of any such liability from these claims will not have a material adverse effect on its financial position or results. Adequate provisions have been taken for pending or threatened litigations where deemed necessary.

Other legal proceedings

In addition to the legal proceedings described above, Ahold and its subsidiaries are parties to a number of other legal proceedings arising out of their business operations. Ahold believes that the ultimate resolution of these other proceedings

Note 35

will not, in the aggregate, have a material adverse effect on Ahold’s consolidated financial position, results of operations, or cash flows. Such other legal proceedings, however, are subject to inherent uncertainties and the outcome of individual matters is not predictable. It is possible that Ahold could be required to make expenditures, in excess of established provisions, in amounts that cannot reasonably be estimated.

Contingent liabilities

Sale of Ahold’s operations

Related to the sale of the assets of Ahold’s operations in Brazil (Bompreço/Hipercard), Argentina, Spain (Ahold Supermercados), the United States (BI-LO/Bruno’s and Wilson Farms and Sugarcreek convenience stores), Poland (Ahold hypermarkets) and the Netherlands and Belgium (Deli XL), as further described in Note 12, Ahold has provided in the relevant sales agreements certain customary representations and warranties including but not limited to, completeness of books and records, title to assets, schedule of material contracts and arrangements, litigation, permits, labor matters and employee benefits and taxes. These representations and warranties will generally terminate, depending on the specific representation and warranties, one to three years after the date of the relevant agreement. The claims under the representations and warranties are, with certain exceptions, capped at EUR 38 for Bompreço/Hipercard, EUR 50 for Spain, USD 33 (EUR 28) for BI-LO/ Bruno’s, USD 5 (EUR 4) for Wilson Farms and Sugarcreek convenience stores, PLN 120 (EUR 31) for the Polish hypermarkets and EUR 40 for Deli XL. In addition, specific, limited representations and warranties were given with respect to the divestment of Paiz Ahold. The claims under those representations and warranties were capped at the sale price, but the impact of any claim under such representations and warranties is not expected to be material.

With respect to Disco, the claims under the representation and warranties are capped at USD 15 (EUR 13). In addition, Ahold is required to indemnify the buyers of Disco for (i) certain claims made in relating to the mandatory conversions into the Argentine pesos of certain U.S. dollar debts of Disco, (ii) the assessment of taxes made by the Argentinean tax authorities related to certain bonds issued by Disco and (iii) certain claims made by certain creditors of Banco Montevideo, TCB and BM Fondos. For additional information on these legal proceedings, see “Legal proceedings” above. Ahold’s indemnification obligations relating to these legal proceedings are not capped at a certain amount nor restricted to a certain time period.

Similar representations and warranties exist for certain of the Company’s smaller divestments in 2004 and 2005 as described in Note 12. The aggregate impact of a claim under such representations and warranties is not expected to be material.

BI-LO/Bruno’s

On January 31, 2005, Ahold completed the sale of BI-LO and Bruno’s to an affiliate of the Lone Star Funds. Ahold received USD 574 (EUR 440) in cash proceeds in 2005. Within 18 months of closing, Ahold will be entitled to receive the balance of the purchase price in stages, depending upon BI-LO and Bruno’s achieving certain targets relating to dispositions of inventory, real estate and other assets. Estimated proceeds under this arrangement are approximately USD 100 (EUR 84). A letter of credit for USD 100 (EUR 84) has been placed in escrow to secure the purchaser’s obligations to pay the balance of the purchase price. Ahold received USD 69 (EUR 56) of the variable balance of the purchase price until March 2006. In connection with the sale, BI-LO and Bruno’s retained all of their debt obligations and other liabilities including finance lease liabilities, although Ahold has certain post-closing indemnification obligations under the sale agreement which Ahold believes are customary for transactions of this nature. In addition, Ahold may be contingently liable to landlords under guarantees of 224 BI-LO or Bruno’s operating or finance leases, which existed at the time of the sale in the event of a future default by the tenant under such leases.

Tops Convenience Stores

On June 20, 2005, Ahold’s subsidiary Tops completed the sale of its chain of 198 Wilson Farms and Sugarcreek convenience stores to WFI Acquisition, Inc., a corporation formed by Nanco Enterprises, Inc. and Bruckmann, Rosser, Sherrill & Co., Inc. In connection with the sale, Tops and Ahold have certain post-closing indemnification obligations under the sale agreement, which Ahold believes are customary for transactions of this nature. In addition, pursuant to applicable law Tops may be contingently liable to landlords under 193 leases assigned in connection with this transaction in the event of a future default by the tenant under such leases and Ahold may be contingently liable to landlords under guarantees of 69 of such leases in the event of a future default by the tenant under such leases.

AHOLD ANNUAL REPORT 2005	173

Financial statements – Notes to the consolidated financial statements

Note 35

Bradlees

In 1992, Stop & Shop spun off Bradlees as a public company (the “Bradlees Spin-off”). In connection with the Bradlees Spin-off, Stop & Shop assigned to Bradlees certain commercial real property leases. In connection with the Bradlees Bankruptcies, a number of such real property leases were assumed and assigned to third parties. Pursuant to applicable law Stop & Shop may be contingently liable to landlords under certain of the leases assigned in connection with the Bradlees Spin-off and subsequently assumed and assigned to third parties in connection with the Bradlees Bankruptcies.

Put/call arrangements

Williams & Humbert put/call option

As part of the divestment of Williams & Humbert in the second quarter of 2005, the W&H call option, pursuant to which Ahold’s former joint venture partner in W&H could have purchased the shares of W&H held by Ahold, was terminated.

Paiz Ahold Put Option

As a result of the divestment of Paiz Ahold in the third quarter of 2005, the Paiz Ahold put option, pursuant to which Ahold had the obligation to purchase the Paiz family’s interest in Paiz Ahold should the Paiz family’s indirect interest in CARHCO fall below 13.33%, was terminated.

Note 36

36  RECONCILIATION OF DUTCH GAAP TO IFRS

On May 17, 2005, Ahold announced the impact of the adoption of IFRS for 2004 by publishing an IFRS Technical Conversion Memo and related press release (both available at www.ahold.com). The IFRS financial information for 2004 as disclosed in that memo has subsequently been impacted by immaterial changes, with the effect of decreasing group equity under IFRS at January 2, 2005 by EUR 11, and decreasing 2004 consolidated net income under IFRS by EUR 1 as further described below. These changes relate to the consolidation of certain stores acquired from franchisees, changes in the amounts related to the bifurcation of leased land and buildings and the accounting for one of the group’s pension plans as a single-employer plan, where the plan was previously accounted for as a multi-employer plan.

Changes to the presentation in the balance sheet and statement of operations on adoption of IFRS

In the IFRS Technical Conversion Memo the impact of the adoption of IFRS was presented in the format of the balance sheet and statement of operations as applied by the Company under Dutch GAAP in 2004. Upon adopting IFRS the Company has changed the format of its balance sheet and statement of operations in these financial statements to comply with IFRS presentation requirements. The most significant presentation differences under IFRS compared to Dutch GAAP that are relevant for Ahold are (i) a separate presentation of assets, liabilities, income and expenses related to discontinued operations, (ii) provisions are presented as (current and non-current) liabilities, (iii) share in income (loss) of joint ventures and associates is presented as part of income (loss) before income taxes and (iv) net income (loss) attributable to minority interests is presented as an appropriation of net income (loss).

Reconciliations of group equity as of January 2, 2005 and December 29, 2003

	Note	January 2, 2005	December 29, 2003
Group equity in accordance with Dutch GAAP		4,666	4,922

Adjustments to arrive at group equity in accordance with IFRS
Goodwill and other intangible assets with indefinite lives	1	128	–
Bifurcation of leased land and buildings	2	39	41
Other real estate related differences	3	(13)	(22)
Non-current assets held for sale and discontinued operations	4	47	_
Cumulative preferred financing shares	7	(666)	(666)
Convertible bond	8	–	28
Post-employment benefits	10	(84)	(456)
Discounting of long-term provisions	11	9	11
Derivative instruments and revaluation loans	12	2	(74)
ICA put option	13	–	(601)
Goodwill ICA	13	(135)	–
Deferred tax impact on adjustments to IFRS	15	(33)	176
IFRS impact on joint ventures and associates	16	2	(5)
Other adjustments	17	(10)	(10)
Total adjustments to arrive at group equity in accordance with IFRS		(714)	(1,578)

Group equity in accordance with IFRS		3,952	3,344

AHOLD ANNUAL REPORT 2005	175

Financial statements – Notes to the consolidated financial statements

Note 36

Condensed consolidated balance sheets as of January 2, 2005 under Dutch GAAP and IFRS

	Dutch GAAP	Effect of adoption of IFRS	Reclas- sification discontinued operations	Other adjustments	IFRS
Total intangible assets	2,483	(21)	(35)	71	2,498
Total tangible fixed assets	8,175	(407)	(796)	–	6,972
Total financial assets	1,694	476	(8)	(64)	2,098
Total non-current assets	12,352	48	(839)	7	11,568

Current assets	8,353	503	(625)	(7)	8,224
Assets held for sale	–	118	1,464	–	1,582
Total current assets	8,353	621	839	(7)	9,806

Total assets	20,705	669	–	–	21,374

	Dutch GAAP	Effect of adoption of IFRS	Reclas- sification discontinued operations	Other adjustments	IFRS
Shareholders’ equity	4,600	(702)	–	(10)	3,888
Minority interests	66	(2)	–	–	64
Group equity	4,666	(704)	–	(10)	3,952

Provisions	1,545	(1,403)	(158)	16	–
Non-current liabilities	7,452	2,029	(330)	(6)	9,145
Total non-current liabilities	8,997	626	(488)	10	9,145

Current liabilities	7,042	747	(419)	–	7,370
Liabilities related to assets held for sale	–	–	907	–	907
Total current liabilities	7,042	747	488	–	8,277

Total group equity and liabilities	20,705	669	–	–	21,374

Note 36

Reconciliation of consolidated net income 2004 attributable to common shareholders of Ahold

	Note	2004
Consolidated net loss in accordance with Dutch GAAP		(436)

IFRS adjustments
Goodwill and other intangible assets with indefinite lives	1	155
Bifurcation of leased land and buildings	2	1
Other real estate related differences	3	(5)
Non-current assets held for sale and discontinued operations	4	81
Net gain (loss) on divestments	5	725
Cumulative preferred financing shares	7	(44)
Convertible bond	8	(28)
Share-based payments	9	(18)
Post-employment benefits	10	52
Discounting of long-term provisions	11	(2)
Derivative instruments and revaluation loans	12	39
ICA put option	13	466
Deferred tax impact on adjustments to IFRS	15	(108)
IFRS impact on joint ventures and associates	16	7
Total IFRS adjustments		1,321

Consolidated net income attributable to common shareholders of Ahold in accordance with IFRS		885

AHOLD ANNUAL REPORT 2005	177

Financial statements – Notes to the consolidated financial statements

Note 36

Condensed consolidated statements of operations 2004 under Dutch GAAP and IFRS

	Dutch GAAP	Effect of adoption of IFRS	Reclas- sification discontinued operations	Other adjustments	IFRS
Net sales	52,000	14	(7,420)	16	44,610
Cost of sales	(41,084)	16	5,670	–	(35,398)
Gross profit	10,916	30	(1,750)	16	9,212

Total operating expenses	(10,708)	1,023	1,412	(16)	(8,289)
Operating income	208	1,053	(338)	–	923

Net financial expense	(711)	369	61	–	(281)
Share in income (loss) of joint ventures and associates	–	153	(15)	–	138
Income (loss) before income taxes	(503)	1,575	(292)	–	780

Income taxes	(66)	(108)	27	–	(147)
Income (loss) after income taxes	(569)	1,467	(265)	–	633

Share in income (loss) of joint ventures and associates	146	(146)	–	–	–
Minority interests	(13)	13	–	–	–
Income (loss) from continuing operations	(436)	1,334	(265)	–	633

Income (loss) from discontinued operations	–	–	265	–	265
Net income (loss)	(436)	1,334	–	–	898

Dividends on cumulative preferred financing shares	(44)	44	–	–	–
Minority interests	–	(13)	–	–	(13)
Net income (loss) attributable to common shareholders of Ahold	(480)	1,365	–	–	885

Net income (loss) per share attributable to common shareholders of Ahold
Basic	(0.31)	0.88	–	–	0.57
Diluted	(0.31)	0.88	–	–	0.57
Weighted average number of common shares outstanding (x 1,000)
Basic	1,553,007	–	–	–	1,553,007
Diluted	1,553,007	233	–	–	1,553,240

Note 36

Transitional arrangements upon adoption of IFRS as applied by the Company

The rules for first-time adoption of IFRS generally require that first-time adopters apply all IFRS accounting policies retrospectively when determining the 2004 opening balance sheet. IFRS 1 “First-time Adoption of International Financial Reporting Standards” contains certain one-time exemptions to this general principle. Where relevant, Ahold has applied these one-time exemptions as follows:

IFRS exemption options	Application by Ahold

Business combinations	Business combinations concluded before December 29, 2003 are not restated. As a consequence, the Dutch GAAP goodwill balances as of December 28, 2003 have been brought forward to the 2004 IFRS opening balance. This is also applicable to goodwill balances related to investments in joint ventures and associates concluded before December 29, 2003. Under IFRS goodwill balances related to investments in joint ventures and associates are included in the carrying amount of the net investment and are not separately shown in the balance sheet.

Fair value or revaluation as deemed cost	For items of property, plant and equipment and investment property for which an impairment loss under Dutch GAAP had been recognized prior to December 29, 2003, Ahold has elected to use the revalued amount as deemed cost at the date of the impairment. As such, no impairment losses recognized prior to December 29, 2003 will be reversed under IFRS. The accumulated impairment losses related to items of property, plant and equipment and investment property, which were still in service as of the transition date to IFRS amounted to approximately EUR 120. Ahold’s deemed cost approach does not impact the carrying amount of property, plant and equipment and investment property.

Defined (employee) benefit plans	The deferral approach for actuarial gains and losses is applied prospectively and not retrospectively. As a result, all pre-2004 actuarial gains and losses have been recognized as of December 29, 2003.

Currency translation reserve	The currency translation reserve has been set to zero for all subsidiaries, joint ventures and associates as of December 29, 2003.

Comparatives for financial instruments	The accounting standards for financial instruments (IAS 32 and 39) have been applied as of the transition date, December 29, 2003.

Designation of financial assets and liabilities	Each financial asset and liability has been designated, as of December 29, 2003, as a financial asset or financial liability “at fair value through profit and loss”, as “available for sale” or as “loans and receivables”. Ahold does not have “held to maturity” assets.

Share-based payments	IFRS 2 “Share-based Payment” is not applied to grants made on or before November 7, 2002. IFRS 2 is applied to grants made after November 7, 2002 only to the extent that they have not vested as of January 1, 2005.

Non-current assets held for sale and discontinued operations	IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” is applied as of the transition date, December 29, 2003.

Impact of IFRS on 2004 net income and group equity as previously reported under Dutch GAAP

Upon adoption of IFRS several accounting policies have been changed. These changes are set out below in the context of the impact on group equity as of January 2, 2005 and December 29, 2003 and consolidated net income 2004 as previously reported in the 2004 consolidated financial statements under Dutch GAAP. Ahold’s significant accounting policies are discussed in Note 3.

1  Goodwill and other intangible assets with indefinite lives

Business combinations concluded prior to December 29, 2003 have not been restated and the carrying amount of goodwill under IFRS as of December 29, 2003 is equal to the carrying amount under Dutch GAAP as of that date.

Under IFRS, the useful lives of goodwill and brand names have been determined to be indefinite and are therefore not amortized. Instead, IFRS requires an annual impairment test to be performed. The impairment test on the transition date of goodwill and brand names did not result in an additional impairment charge.

Under Dutch GAAP, these assets were amortized in 2004. The impact of reversing the amortization of goodwill and brand names in 2004 amounted to EUR 155.

AHOLD ANNUAL REPORT 2005	179

Financial statements – Notes to the consolidated financial statements

Note 36

2  Bifurcation of leased land and buildings

IFRS requires that lease transactions, in which land and buildings are combined in one lease contract, are bifurcated into separate land and building components. The land component is typically classified as an operating lease unless there is an expected transfer of title at the end of the lease term. The lease classification of the building component is assessed separately. Under Dutch GAAP, these lease transactions were assessed as a whole. This results in differences in both the consolidated balance sheets and the consolidated statements of operations.

The land components of finance leases under Dutch GAAP, for which title to the land will not be transferred, are classified as operating leases under IFRS. Consequently, these land components have been derecognized from the consolidated balance sheets, with a related adjustment of the finance lease liabilities. In total, property, plant and equipment and non-current liabilities have decreased by the amounts of EUR 244 and EUR 285, respectively, as of December 29, 2003, resulting in an increase of group equity by EUR 41 as of that date. As of January 2, 2005, property, plant and equipment and non-current liabilities decreased by EUR 269 and EUR 308, respectively, resulting in an increase in group equity of EUR 39.

Under Dutch GAAP, depreciation and finance charges were recognized for finance lease contracts containing both a building and a land component. Under IFRS, the lease payments attributable to the land component are recognized as rent expense.

3  Other real estate related differences

Under IFRS, each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. Applying this “componentization” approach resulted in adjustments of depreciation charges recognized under Dutch GAAP before 2004, decreasing Ahold’s group equity as of December 29, 2003 by EUR 10 and net income 2004 by EUR 4. These amounts relate to U.S. Foodservice only. Application of the componentization approach retrospectively for the retail companies is impracticable, because items of property, plant and equipment have not been recorded in prior periods at the required level of detail that allows for retrospective application. The retail companies consequently apply the componentization approach prospectively as from January 2, 2005.

Other real estate related differences include an acceleration of depreciation of leasehold improvements compared to Dutch GAAP.

4  Non-current assets (or disposal groups) and related liabilities held for sale

Ahold early adopted IFRS 5 as of December 29, 2003, prospectively in accordance with the standard’s provisions. As a result, non-current assets (or disposal groups) held for sale and related liabilities are presented as current assets and current liabilities. In addition, results from discontinued operations are separately presented from results from continued operations retrospectively, as a separate line item in the consolidated statements of operations. The non-current assets held for sale and related liabilities were under Dutch GAAP not classified and presented as current assets or liabilities. There was no difference in the measurement of non-current assets (or disposal groups) held for sale or for continuing use as of December 29, 2003.

Under IFRS, depreciation and amortization of non-current assets (or disposal groups) classified as held for sale is prohibited. The remeasurement to fair value less costs to sell of non-current assets (or disposal groups) classified as held for sale resulted in an impairment loss. The combined impact of these effects on consolidated net income for 2004 is as follows:

2004
Reversal depreciation and amortization
Non-current assets held for sale	7
Discontinued operations	122

Adjustments to fair value	(48)
Total	81

Note 36

The following entities qualified as discontinued operations under IFRS in 2004:

Entity	Discontinued operation as of	Reversal of depreciation / amortization in 2004
Bompreço / Hipercard	Opening balance sheet date 2004	4
Thailand	Opening balance sheet date 2004	1
G. Barbosa	End of Q1 2004	2
BI-LO/Bruno’s	End of Q1 2004	91
Spain	End of Q2 2004	21
Disco	End of Q3 2004	1
Deli XL	End of Q3 2004	2
Total		122

5  Net gain (loss) on divestments

During 2004 Ahold completed several divestments for cash consideration. Under IFRS the gains and losses on divestments differ significantly from those accounted for under Dutch GAAP due to the following reasons:

•	Until December 2000 it was Ahold’s policy, under Dutch GAAP, to charge goodwill against equity upon the acquisition of an operation. When divesting an operation within five years after its acquisition, Ahold recognized a pro rata share of that goodwill to consolidated net income, to be included in the calculation of the divestment result. Such recognition is not allowed under IFRS, which results in increased divestment results under IFRS in 2004 compared to those accounted for under Dutch GAAP.
•	Upon divestment, Ahold recognizes currency translation adjustments (“CTA”) that arose after December 29, 2003 under IFRS. These may differ from the CTA that arose under Dutch GAAP, due to differences in net equity of the divested foreign operation and the fact that only CTA arising after December 29, 2003 are recognized on divestments under IFRS.
•	Under IFRS, Ahold ceases to depreciate and amortize non-current assets (or disposal groups) that classify as held for sale. As a consequence, and due to other differences in the measurement of assets and liabilities under IFRS compared to Dutch GAAP, the net equity of a divested operation under IFRS typically differs from the net equity measured under Dutch GAAP, which results in a difference in divestment result.

The effect of the differences mentioned above on the 2004 divestment result is as follows:

Divested operations	Reversal goodwill recognition	Difference in CTA recognition	Difference in carrying amount	Net impact divestment result
Bompreço/Hipercard (Brazil)	205	303	(3)	505
CRC Thailand (Thailand)	8	18	(1)	25
Ahold Spain (Spain)	23	–	(38)	(15)
Disco SA (Argentina)	16	181	13	210
Total	252	502	(29)	725

6  Currency translation reserve

Ahold has applied the one-time exemption under IFRS to set the currency translation reserve to zero for all investments in foreign subsidiaries, joint ventures and associates as of December 29, 2003. The negative balance of the currency translation reserve of EUR 1,897 is recognized as an adjustment to retained earnings as of December 29, 2003. As a result, there has been no impact on total group equity, but only an impact on the composition of group equity.

7  Cumulative preferred financing shares

IFRS requires the cumulative preferred financing shares to be classified as debt instead of equity, because the payment of the dividends is not at the discretion of the Company. In substance, the dividend is a contractually required fixed interest rate payment and the instruments are treated similar as perpetual debt. Dividends on these shares are classified as interest expense under IFRS, which resulted in additional (non tax-deductible) interest expenses of EUR 44 in 2004. The nominal value of EUR 666 of the cumulative preferred financing shares is recognized as a non-current liability.

AHOLD ANNUAL REPORT 2005	181

Financial statements – Notes to the consolidated financial statements

Note 36

8  Convertible bond

IFRS requires separate recognition of the liability and equity components for compound financial instruments, such as convertible bonds. Under Dutch GAAP, convertible bonds were recognized as liabilities at face value. The equity component of EUR 28 in Ahold’s convertible bonds outstanding per December 29, 2003 was recognized as a part of group equity on that date under IFRS, instead of current liabilities, as reported under Dutch GAAP. Since these bonds were all redeemed in June 2004 at par value, the Company incurred an additional expense in 2004 of EUR 28 under IFRS compared to Dutch GAAP. This expense is not tax deductible.

9  Recognition of expenses regarding share-based payments

Under IFRS 2, as opposed to Dutch GAAP, the recognition of expenses related to share-based payments is required. Expenses related to these plans, based on fair value calculations and taking into account the transition rules of IFRS 2, amounted to EUR 18 and have been recognized in 2004 under IFRS. Recognition of expenses related to equity-settled share-based payments lead to an increase of group equity of the same amount. Group equity under IFRS consequently did not change compared to Dutch GAAP as a result of share-based payments.

10  Accounting for pensions and other post-employment and long-term employee benefits

Ahold applied the guidance of SFAS no. 87 and SFAS no. 106 under Dutch GAAP when accounting for pensions and other post-employment benefits. Similar to Dutch GAAP, actuarial gains and losses will be recognized under IFRS on the basis of the corridor approach, as a result of which only those actuarial gains and losses that exceed certain thresholds are included in the periodic expenses. As a one-time exemption all actuarial gains/(losses) as of December 29, 2003 have been added to (deducted from) group equity as of that date. The adoption of IFRS has not resulted in any material adjustments of the defined benefit obligations or the plan assets. Due to the adoption of IFRS the measurement date for the U.S. plan valuations was adjusted from September 30 to December 31 as of 2005, since IAS 19 “Employee Benefits” does not allow the measurement date to significantly differ from the balance sheet date.

Other differences between IAS 19 and SFAS no. 87 and SFAS no. 106 relevant to Ahold are:

Amortization of past (prior) service cost

IFRS requires the immediate recognition in the consolidated statement of operations of vested benefits related to plan amendments and a deferred recognition over the vesting period of unvested benefits related to plan amendments. SFAS no. 87 and SFAS no. 106 allow for a deferred recognition over the expected remaining service period of both the vested and the unvested benefits related to plan amendments. As a consequence, the balances of deferred past service cost and the amortization of past service cost through net periodic expense differ under IAS 19, as compared to SFAS no. 87 and SFAS no. 106.

(De)recognition of additional minimum liabilities

Under SFAS no. 87, an additional pension liability must be recognized if the actuarially measured vested pension rights at balance sheet date are partly or in whole unfunded and the recognized accrued liability is less than the deficit, or if a prepaid cost rather than an accrued liability is recognized. This is generally referred to as the “additional minimum liability” provision under SFAS no. 87. IAS 19 does not contain an “additional minimum liability” provision, but contains restrictions for the recognition of net assets, which are not included in SFAS no. 87. Ahold recognized additional pension liabilities for a number of plans in 2004 under SFAS no. 87, which have been eliminated under IAS 19. The restrictions for the recognition of net assets of defined benefit plans under IAS 19, the so-called “asset ceiling provisions” have not impacted Ahold’s reporting under IFRS in 2004.

Recognition of liabilities for long-term service awards

Under IFRS the Company recognized liabilities related to “other long-term employee benefits,” which are not within the scope of SFAS no. 87 or SFAS no. 106.

Note 36

The differences mentioned above have resulted in a decrease of expenses related to employee benefits of EUR 52 in 2004. The adjustments to pension assets and provisions, including provisions for other long-term employee service benefits, for the 2004 opening and closing balances are as follows:

	January 2, 2005	December 29, 2003
Unrecognized gains and losses – deferred past service cost – measurement date adjustments	(598)	(677)
(Reversal) additional minimum liabilities	532	237
Other long-term employee benefits	(18)	(16)
Total	(84)	(456)

11  Discounting of long-term provisions

IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” requires that in cases where the effect of the time value of money is significant, the amount of a provision should be the present value of the expenditures required to settle the obligation. The discount rate should be a rate that reflects the risks that are specific to the provision. Ahold has decided to use the “cost of debt” rates for this purpose, with the exception of the self-insurance provisions, which are discounted using a risk-free interest rate. Under Dutch GAAP, not all long-term provisions were discounted. The adjustments under IFRS mainly relate to restructuring provisions and provisions for customer loyalty programs. Consequently, provisions have decreased by EUR 11 and EUR 9 as of December 29, 2003 and January 2, 2005, respectively.

12  Derivatives and revaluation of hedged bonds

IFRS requires that derivatives be always recognized at their fair value in the balance sheet. Ahold, as a policy, does not enter into derivative contracts for speculative purposes. Derivative contracts are utilized to hedge foreign currency exchange risk, interest rate risk and, to a lesser extent, commodity price risk. Under Dutch GAAP the majority of the derivative contracts have remained entirely off-balance, because they were all considered highly effective hedging instruments under Dutch GAAP and it was then allowed to defer the recognition of these instruments to the extent required to achieve an appropriate matching with the recognition of the hedged items in the consolidated statement of operations. Under IFRS, all derivatives are recognized on the balance sheet at fair value and all debt instruments denominated in a foreign currency are converted into euros at the closing rate on each balance sheet date. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedging instruments (i.e., they are effectively hedging unrecognized, future cash flows) are included as a separate component in equity, the cash flow hedging reserve, under IFRS. Gains and losses on these instruments are recognized in the consolidated statement of operations in the same period in which the hedged item affects income, for example when the hedged foreign currency debt is remeasured to the closing rate. The gain or loss related to the ineffective portion of such instruments is recognized immediately in the consolidated statement of operations.

The recognition of derivatives at fair value resulted in an increase of group equity of EUR 807 as of January 2, 2005 (December 29, 2003: EUR 547). The revaluation of hedged foreign currency denominated debt from the hedge rates to the closing rates resulted in a decrease of group equity of EUR 809 as of January 2, 2005 (December 29, 2003: EUR 621). As a result, group equity decreased by EUR 2 as of January 2, 2005 (December 29, 2003: EUR 74).

The requirements to qualify for hedge accounting treatment under IFRS are much stricter than under Dutch GAAP. Moreover, if under IFRS a hedging instrument is not highly effective, then it is not allowed to apply hedge accounting treatment to that instrument and the hedged item at all, not even for the effective portion. In the third quarter of 2004, a cross currency interest rate swap (“CCIRS”) that was entered into in 2003 to hedge the foreign currency risk on a GBP bond issued in 2001 by one of Ahold’s U.S. operations, failed the hedge effectiveness test under IFRS. As a result of no longer applying fair value hedge accounting principles to this CCIRS and the related bond as of that date, Ahold included EUR 39 in 2004 consolidated net income, which was not included in Dutch GAAP net income.

13  ICA put option

IFRS requires the ICA put option to be recognized as a separate liability at fair value. As a result, group equity as of December 29, 2003, decreased by EUR 601 compared to Dutch GAAP, where Ahold was not required to recognize that option as a separate liability. The fair value of the option under IFRS was determined using the same valuation model and assumptions

AHOLD ANNUAL REPORT 2005	183

Financial statements – Notes to the consolidated financial statements

Note 36

as used under US GAAP, which also requires separate recognition of the option at fair value. The ICA put option has been settled (with respect to the Canica part) or waived (with respect to the HIAB part) and was derecognized in the fourth quarter of 2004. Until the settlement and waiver of the ICA put option in the fourth quarter of 2004, the fair value was remeasured under IFRS, resulting in a net loss of EUR 70 and a carrying amount of EUR 671.

The portion of the carrying amount that related to the Canica put option (i.e., 20/50 x EUR 671) was, under IFRS, fully set-off against the purchase price paid for the 20% interest in ICA obtained from Canica, which has resulted in a difference in goodwill recognized under IFRS for this transaction, compared to the goodwill as recognized under Dutch GAAP. Because Ahold subsequently sold a 10% interest in ICA to HIAB and derecognized a pro rata share of the related goodwill, the difference in goodwill recognition resulted in a difference in divestment results of EUR 47. In total, Ahold recognized EUR 135 less goodwill under IFRS than under Dutch GAAP.

The portion of the carrying amount of the put option liability that related to the HIAB option (i.e., 30/50 x EUR 671) was recognized in the consolidated statement of operations in the fourth quarter of 2004, since that option was waived in connection with Ahold’s sale of a 10% interest in ICA to HIAB and certain changes to the joint venture agreement.

Under Dutch GAAP, Ahold had accounted for an onerous contract provision of EUR 87 in the third quarter of 2004 related to these transactions. This provision reflected the loss under Dutch GAAP as a result of the put option exercise notice received from Canica, resulting in a transfer of a 20% interest in ICA to Ahold and the subsequent sale of a 10% interest in ICA to HIAB. Since the option was already accounted for under IFRS at the estimated (negative) fair value, this provision was not required under IFRS.

The impact of these differences on 2004 consolidated net income under IFRS can be summarized as follows:

Loss put option liability	(70)
Divestment result 10% sale to HIAB	47
Waived put option by HIAB	402
Onerous contract provision	87
Total	466

14  Consolidation criteria

Under Dutch GAAP, certain stores acquired from franchisees were not consolidated, as these stores were temporarily operated by a subsidiary of Ahold with the intention to enter into a new franchise contract with a third party and to sell the store to a franchisee. IFRS requires these stores to be consolidated. The impact of the consolidation of temporarily held stores on consolidated assets and liabilities as of January 2, 2005 and consolidated net sales and net income in 2004 under IFRS is as follows:

Total assets	11
Total liabilities	11
Net sales	14
Net income	–

Note 36

15  Income taxes

Most differences under IFRS affect the deferred income tax accounting and have therefore changed the deferred income tax position as previously reported under Dutch GAAP.

	January 2, 2005	December 29, 2003
Goodwill and other intangible assets with indefinite lives	(24)	–
Bifurcation of leased land and buildings	(14)	(14)
Other real estate related differences	2	2
Non-current assets held for sale and discontinued operations	(38)	–
Share-based payments	1	–
Post-employment benefits	49	172
Discounting of long-term provisions	(3)	(4)
Derivative instruments and revaluation loans	(6)	20
Deferred income taxes on Dutch GAAP to IFRS adjustments	(33)	176

Deferred income taxes on conversion differences in 2004 consolidated net income:

Goodwill and other intangible assets indefinite lives	(24)
Non-current assets held for sale and discontinued operations	(38)
Share-based payments	1
Post-employments benefits	(34)
Discounting of long-term provisions	1
Derivative instruments	(14)
Deferred income taxes on IFRS consolidated net income adjustments	(108)

16  Joint ventures and associates

Under IFRS, Ahold will continue to account for the investments in joint ventures and associates using the equity method, similarly as was the case under Dutch GAAP. Net equity and consolidated net income as measured and reported under Dutch GAAP for these joint ventures and associates have been adjusted to reflect the differences in IFRS accounting principles compared to those applied under Dutch GAAP.

17  Other adjustments

In addition to the changes as a result of the transition to IFRS, Ahold changed the presentation of commercial contributions paid to associated retailers such as franchisees. Under Dutch GAAP, such contributions were recognized as other financial assets (non-current and current). Amortization of these assets was deducted from net sales in the statements of operations. Under IFRS, Ahold reclassified these commercial contributions to other intangible assets (EUR 52) in the consolidated balance sheets and the amortization to operating expenses (EUR 16) in the consolidated statements of operations.

In 2005 the Company retrospectively adjusted the tax effecting of certain purchase accounting adjustments related to the acquisition of Alliant by U.S. Foodservice in 2002, as a result of which the deferred tax assets related to U.S. Foodservice decreased with EUR 19 (USD 25) and goodwill increased for the same amount. This adjustment has no impact on consolidated net income or group equity as previously reported under Dutch GAAP, but has affected the goodwill and deferred tax balances carried forward from Dutch GAAP to IFRS.

In 2005 the Company retrospectively adjusted the accounting treatment for one of its multi-employer pension plans from defined contribution accounting to defined benefit accounting, because it has been established that the share of third party employers in the plan is insignificant relative to the share of the Company. As a consequence, the plan is essentially similar to a single employer plan. This change has resulted in an increase of pensions provisions with EUR 16 per 2004 opening and closing balance and an after tax decrease of group equity of EUR 10. Net income 2004 was not impacted by this change in accounting treatment.

AHOLD ANNUAL REPORT 2005	185

Financial statements – Notes to the consolidated financial statements

Note 37

18  Consolidated statements of cash flows

The consolidated statements of cash flows under IFRS present operating, investing and financing cash flows from continuing operations separately from discontinued operations, consistent with the presentation in the consolidated statements of operations. Under Dutch GAAP, discontinued operations were disclosed in the notes to the consolidated financial statements rather than separately presented in either the consolidated statements of operations or the consolidated statements of cash flows.

Interest paid and interest received were presented as cash flows from operating activities under Dutch GAAP. Under IFRS, interest paid is presented as cash flows from financing activities and interest received is presented as cash flows from investing activities.

37  RECONCILIATION OF IFRS TO US GAAP

Ahold’s consolidated financial statements have been prepared in accordance with IFRS, as adopted by the EU, which differs in certain significant respects from US GAAP. Such differences include methods for measuring the amounts shown in the consolidated financial statements, presentation of items in the balance sheets and statements of operations as well as additional disclosures required by US GAAP.

Prior to 2005, Ahold prepared consolidated financial statements in accordance with Dutch GAAP and provided a reconciliation of net income and shareholders’ equity to US GAAP. As of January 3, 2005, Ahold’s primary reporting GAAP is IFRS with a transition date of December 29, 2003, the start of the financial year 2004. The SEC allows foreign private issuers that are IFRS first-time adopters to file only one year of comparative information in the 2005 annual report on Form 20-F, as compared to the generally required two years.

As a result of adopting IFRS, a number of accounting policy decisions have been made, some of which were transitional decisions, relevant for determining the opening balance under IFRS. Changes in accounting policies and transitional arrangements upon the adoption of IFRS are disclosed in Note 36 to the consolidated financial statements.

Note 37

The principal differences between IFRS and US GAAP for the Company are quantified and described below.

a.  Reconciliation of net income (loss) and shareholders’ equity from IFRS to US GAAP

The effects of the application of US GAAP on net income for financial years 2005 and 2004 are set out in the table below:

	Note	2005	2004 (as restated. See Note 37 d.)
Net income in accordance with IFRS		159	898
Minority interests		(26)	(13)
Net income attributable to common shareholders in accordance with IFRS		133	885

Items increasing (decreasing) net income (loss):
Goodwill	1	17	(158)
Other intangible assets	2	(18)	(26)
Impairment of other non-current assets	3	(2)	35
Provisions	4	2	(2)
Real estate	5	21	4
Derivative instruments and loans	6	86	48
Pensions and other post-employment benefits	7	(42)	(50)
Share-based compensation	8	24	19
Non-current assets held for sale and discontinued operations	9	(190)	(491)
Investments in joint ventures and associates, net of tax	10	(24)	(261)
Other	11	(12)	27
Income taxes	12	(57)	10
Minority interest, net of tax	13	9	5
Dividend on cumulative preferred financing shares	14	44	44
Net income (loss) in accordance with US GAAP		(9)	89

AHOLD ANNUAL REPORT 2005	187

Financial statements – Notes to the consolidated financial statements

Note 37

The effect of the application of US GAAP on shareholders’ equity as of January 1, 2006 and January 2, 2005 is set out in the table below:

	Note	January 1, 2006	January 2, 2005 (as restated. See Note 37 d.)
Group equity in accordance with IFRS		4,715	3,952
Minority interests in accordance with IFRS		(64)	(64)
Equity attributable to common shareholders of Ahold in accordance with IFRS		4,651	3,888

Items increasing (decreasing) shareholders’ equity:
Goodwill	1	3,623	3,214
Other intangible assets, net of accumulated amortization	2	503	456
Other non-current assets	3	47	45
Provisions	4	4	2
Real estate	5	(232)	(238)
Derivative instruments and loans	6	50	27
Pensions and other post-employment benefits	7	209	65
Non-current assets held for sale and discontinued operations	9	–	(135)
Investments in joint ventures and associates, net of tax	10	1,370	1,529
Other	11	(15)	(5)
Income taxes	12	(106)	(21)
Minority interest, net of tax	13	(54)	(79)
Shareholders’ equity in accordance with US GAAP		10,050	8,748

1  Goodwill

Recognition and measurement

Pursuant to the exemption available under IFRS 1, the Company elected not to restate the carrying amount of goodwill arising from business combinations and investments in joint ventures and associates completed prior to December 29, 2003 from its previous balance under Dutch GAAP.

Under Dutch GAAP goodwill was charged directly to shareholders’ equity upon acquisition until November 30, 2000. Effective December 1, 2000, the Company changed its accounting policy to capitalize and amortize goodwill on a straight-line basis over a period not exceeding 20 years with respect to all business combinations completed after December 1, 2000.

Under US GAAP, goodwill was capitalized and amortized on a straight-line basis over a period not exceeding 40 years with respect to business combinations completed prior to June 30, 2001. The Company adopted SFAS No. 141 “Business Combinations” (“SFAS No. 141”) and SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”) for business combinations initiated after June 30, 2001. Effective 2002, the provisions of SFAS No. 142 were applied to goodwill and other intangible assets acquired prior to June 30, 2001. Since the adoption of SFAS No. 141 and SFAS No. 142 goodwill is no longer amortized, but rather tested, at least annually, for impairment. Subsequent to the IFRS transition date, goodwill is no longer amortized but rather tested for impairment under IFRS and US GAAP. The impairment testing methodology under IFRS differs in certain aspects from the impairment testing methodology under US GAAP, as described under ‘Impairment’.

Note 37

Purchase accounting adjustments

In connection with the purchase price allocation relating to the Company’s acquisitions of U.S. Foodservice and Giant-Landover, the Company established a valuation allowance relating to certain operating loss carryforwards since the Company did not believe that it was probable that the operating loss carryforwards could be utilized. The Company believed that it would be limited in the use of these loss carryforwards by the tax authorities. Furthermore, the Company established certain tax contingency reserves, as part of the purchase price allocation relating to U.S. Foodservice, for expenses it believed would be disallowed by the tax authorities. Subsequent to the original assessment and after consultation with the tax authorities, the Company determined that the loss carryforwards were not limited as to their use and that the expenses would be allowed.

Under IFRS the changes in the deferred tax assets recognized and the tax contingency reserves described above were recognized in the consolidated statements of operations. These releases were reversed to goodwill under US GAAP in accordance with the FASB’s Emerging Issues Task Force (“EITF”) Issue No. 93-7 “Uncertainties Related to Income Taxes in a Purchase Business Combination”.

The Company released EUR 62 through its consolidated statements of operations in 2004 (2005: nil) under IFRS that was reversed and offset to goodwill under US GAAP. These purchase accounting adjustments are reflected in the reconciliation of the net income (loss) under the caption, “Income taxes.”

Impairment

Reconciling items related to impairment arise based on differences in the initial recognition and measurement of goodwill upon completion of a business combination as described above and the impairment test itself. For IFRS, impairment testing is conducted by comparing the carrying amount of a cash-generating unit to which goodwill is allocated to its recoverable amount, which is measured by using the higher of the fair value less costs to sell or the value in use of the asset. For US GAAP, the impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of a reporting unit to its carrying amount including goodwill. If the carrying amount exceeds the fair value of the reporting unit, a second step is performed, which compares the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any.

The Company recognized additional goodwill impairment under IFRS in 2005 of EUR 17. The goodwill impairment is mainly related to Tops for which IFRS goodwill existed that had already been fully impaired under US GAAP. In 2004 additional goodwill impairment under US GAAP was recognized for EUR 156 related to Tops and EUR 2 related to other.

AHOLD ANNUAL REPORT 2005	189

Financial statements – Notes to the consolidated financial statements

Note 37

The US GAAP goodwill balances by business segment are as follows:

	Stop & Shop/ Giant Landover	Giant- Carlisle/ Tops	Albert Heijn	Central Europe	Schuitema	U.S. Food- service [1]	Other	Total
Opening balance January 2, 2005
Opening carrying amount	2,712	183	101	22	315	2,499	402	6,234
Acquisitions	–	–	8	3	5	–	–	16
Purchase accounting adjustments	(12)	–	–	–	–	(58)	(4)	(74)
Impairment losses	–	(156)	–	–	–	–	(2)	(158)
Classified as held for sale or sold	–	–	–	(1)	–	–	(396)	(397)
Exchange rate difference	(228)	(10)	–	(1)	–	(206)	–	(445)
Closing carrying amount	2,472	17	109	23	320	2,235	–	5,176

Year ended January 1, 2006
Opening carrying amount	2,472	17	109	23	320	2,235	–	5,176
Acquisitions	–	–	14	20	1	6	–	41
Impairment losses	–	–	(1)	–	(2)	–	–	(3)
Classified as held for sale or sold	–	–	–	–	–	(15)	–	(15)
Exchange rate difference	359	2	–	2	–	323	–	686
Closing carrying amount	2,831	19	122	45	319	2,549	–	5,885

1	In 2005 the Company adjusted the 2004 opening balance to correct the tax effecting of certain items that resulted from the 2002 purchase accounting adjustments related to the acquisition of Alliant by U.S. Foodservice. The effect of the adjustment resulted in a EUR 20 increase and decrease of U.S. Foodservice goodwill and deferred tax asset, respectively, under IFRS and US GAAP. This adjustment has no impact on consolidated net income or shareholders’ equity.

2  Other intangible assets

Recognition and measurement

Pursuant to the exemption available under IFRS 1, the Company elected not to restate the carrying amount of other intangible assets with indefinite lives arising from business combinations from its previous balance under Dutch GAAP.

Differences between US GAAP and IFRS relate to the carrying value of certain brand names and customer relationships recorded upon the completion of business combinations that were recorded under US GAAP prior to December 30, 2001 and charged directly through equity or recorded as part of goodwill under Dutch GAAP. Under US GAAP, through December 30, 2001, brand names were amortized over a period not exceeding 40 years. Upon adoption of SFAS No. 142 on December 31, 2001, the Company re-assessed the useful lives of its other intangible assets and deemed its brand names to have an indefinite useful life as defined in SFAS No. 142. Accordingly, brand names are no longer amortized under US GAAP after December 31, 2001. IFRS requires the application of a similar policy to account for intangible assets since the IFRS transition date. Intangibles related to customer relationships are amortized over the estimated duration of the relationship under IFRS and US GAAP.

Impairment

Reconciling items related to impairment arise based on differences in the initial measurement of other intangible assets upon completion of a business combination as described above and the impairment test itself. The impairment test under IFRS consists of comparing the carrying amount of an asset to its recoverable amount, which is the higher of the fair value less costs to sell and the value in use of the asset. The excess of the carrying amount over the recoverable amount is recorded as impairment. Under US GAAP, the impairment test for intangible assets subject to amortization is conducted in two steps. The first step is to compare the carrying amount to undiscounted future cash flows. If the carrying amount is higher than the sum of the undiscounted cash flows, the second step is to calculate the impairment based on discounted cash flows expected from the use and eventual disposition of the asset. For intangible assets not subject to amortization, the impairment test consists of a comparison of the fair value of the intangible assets to its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Note 37

No differences in impairment were recognized for the Company’s intangible assets in 2005 and 2004. The Company recognized additional amortization of customer relationships under US GAAP of EUR 18 and EUR 26 in 2005 and 2004, respectively due to differences in the underlying carrying amount of these assets. Under US GAAP the carrying amount of brand names held and used was EUR 491 and EUR 429 as of January 1, 2006 and January 2, 2005, respectively. Under US GAAP the carrying amount of customer relationships was EUR 144 and EUR 171 as of January 1, 2006 and January 2, 2005, respectively.

3  Impairment of non-current assets

Under IFRS, when determining whether impairment exists, the carrying amount of an asset is compared to the recoverable amount which is measured using the higher of the fair value less costs to sell or the value in use of non-current assets. The excess of the carrying amount over the recoverable amount is recorded as impairment. Under US GAAP, the impairment test for non-current assets subject to depreciation is conducted in two steps. The first step is to compare the carrying amount to undiscounted future cash flows expected from the use and eventual disposition of the asset. If the carrying amount is higher than the sum of the undiscounted cash flows, the second step is to calculate the impairment based on discounted cash flows. In addition, under IFRS previously recorded impairment losses are reversed if a change in the estimate of the asset’s recoverable amount indicates that the impairment no longer exists. Under US GAAP, such reversals on assets held for use are prohibited. Differences arise due to the difference in methodologies of IFRS and US GAAP, as explained above, as well as a difference in the underlying carrying amounts.

Impairment losses of other non-current assets were EUR 2 higher and EUR 35 lower under US GAAP than under IFRS for 2005 and 2004, respectively.

The following table summarizes the impact of net impairment differences recognized under US GAAP on the reconciliation of the consolidated net income (loss) and consolidated shareholders’ equity by Arena:

	Consolidated net income (loss)		Consolidated shareholders’ equity
	2005	2004	January 1, 2006	January 2, 2005
Stop & Shop / Giant-Landover Arena	(7)	13	7	13
Giant Carlisle / Tops Arena	1	16	30	27
Central Europe Arena	–	5	5	4
Schuitema	–	1	1	1
U.S. Foodservice	4	–	4	–
Total	(2)	35	47	45

4  Provisions

RECONCILIATION OF NET INCOME (LOSS)	2005	2004
Provisions	2	(2)
Restructuring provisions and contingent liabilities	11	2
Discounting of provisions	(9)	(4)

RECONCILIATION OF SHAREHOLDERS’ EQUITY	January 1, 2006	January 2, 2005
Provisions	4	2
Restructuring provisions and contingent liabilities	26	14
Discounting of provisions	(22)	(12)

AHOLD ANNUAL REPORT 2005	191

Financial statements – Notes to the consolidated financial statements

Note 37

The Company has recognized differences related to restructuring provisions, the definition of probability related to provisions for legal and tax claims, discounting of provisions and changes in the discount rates for asset retirement obligations.

Restructuring provisions and contingent liabilities

For US GAAP, onerous contracts and severance costs relating to restructuring provisions are recorded in accordance with SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”). One time termination costs are measured initially at the communication date and have generally been accrued ratably over the employees’ future service period given the nature of the Company’s restructuring activities. Application of SFAS No. 146 also requires the recognition of provisions for contract termination costs at the “cease use date”. Under IFRS restructuring provisions are recognized when the Company has announced or begun implementing a restructuring plan, which results in timing differences in the recognition of the restructuring provisions between IFRS and US GAAP.

For legal and tax claims, a provision is recognized under IFRS when a loss is “more likely than not” to occur while under US GAAP, SFAS No. 5 “Accounting for Contingencies,” a provision is recognized when a loss is “probable”. Probable under US GAAP is defined as “likely to occur” which is considered a higher threshold than “more likely than not”.

Discounting

Under IFRS provisions are discounted where the effect of the time value of money is material. For US GAAP, certain provisions can only be discounted when the payment pattern is fixed or reliably determinable. As a result certain provisions are discounted under IFRS and are not discounted under US GAAP.

There is no difference between IFRS and US GAAP related to the initial recognition of asset retirement obligations. However SFAS No. 143 “Accounting for Asset Retirement Obligations,” does not permit the Company to revalue the obligation based on changes in the discount rate unless upward revisions are made to the original estimate of undiscounted cash flows, whereas under IFRS, the obligation is required to be revalued based on changes in the discount rate.

5  Real estate

RECONCILIATION OF NET INCOME (LOSS)	2005	2004
Real estate	21	4
Sale and leaseback	12	11
Other	9	(7)

RECONCILIATION OF SHAREHOLDERS EQUITY	January 1, 2006	January 2, 2005
Real estate	(232)	(238)
Sale and leaseback	(210)	(210)
Other	(22)	(28)

Sale and leaseback gain recognition and continuing involvement

Under IFRS, if a sale and leaseback transaction transfers substantially all risks and rewards of ownership to the buyer-lessor and the transaction is established at fair value, the gain or loss on the sale is recognized immediately in the consolidated statements of operations. If such sale and leaseback transaction is established above fair value the excess of the sales price over fair value should be deferred and amortized over the lease term. If the sale and leaseback does not transfer substantially all risks and rewards of ownership to the buyer-lessor, any gain should be deferred and recognized ratably over the lease term. Under US GAAP, if the criteria for sale and leaseback accounting are met, any profit or loss on a sale consummated at fair value is generally deferred and amortized in proportion to the amortization of the leased asset for a capital lease and in proportion to the related gross rental charges for an operating lease. In evaluating whether the criteria for sale and leaseback accounting are met under US GAAP, any form of continuing involvement with the property, other than a normal leaseback results in accounting for the transaction as a financing. As a result of these differences, certain gains that were recognized at the date of sale and leaseback transactions under IFRS were deferred under US GAAP. The difference in net income is

Note 37

comprised of the amortization relating to previously deferred gains on sale and leaseback transactions, partly offset by deferrals of gains in connection with several new sale and leaseback transactions.

Other

This item mainly relates to accounting for leases with land and building components. Under IFRS, a finance lease that includes both land and building is viewed as two separate components. The land component is classified as an operating lease unless title is transferred or the lease contains a bargain purchase option. The building component is classified separately as a finance lease. Under US GAAP, bifurcation of a finance lease including land and building is not required if the land component is less than 25% of the total property value. The reconciling item represents the difference between the operating lease expenses of the land recognized on a straight line basis under IFRS and the additional depreciation and interest expenses of the land that is capitalized under US GAAP.

6  Derivative instruments and loans

RECONCILIATION OF NET INCOME (LOSS)	2005	2004
Derivatives	86	48
Embedded derivatives	24	22
Convertible bond	–	29
Release from cash flow hedge reserve	58	–
Other	4	(3)

RECONCILIATION OF SHAREHOLDERS’ EQUITY	January 1, 2006	January 2, 2005
Derivatives	50	27
Revaluation of bonds under fair value hedge	27	27
Embedded derivatives	23	(9)
Other	–	9

Embedded derivatives

The Company enters into lease agreements denominated in EUR and USD in Eastern Europe where the local currency is subject to large fluctuations. Under US GAAP these contracts are considered to have de facto embedded foreign exchange derivatives, which are required to be separately accounted for at fair value on the balance sheet with gains and losses recognized in the consolidated statements of operations. Under IFRS, because the lease payments are denominated in a currency that is commonly used in the economic environment in which the transactions take place, the embedded feature is not accounted for separately. Furthermore the foreign currency forwards that are entered into to hedge the foreign currency risks embedded in these lease contracts, which are generally accounted for as cash flow hedges under IFRS, are accounted for as stand alone derivatives under US GAAP with fair value gains and losses recognized in the consolidated statements of operations.

Release of cash flow hedge reserve and revaluation of bonds under fair value hedges

Ahold’s reconciling differences relate to timing differences when applying IAS 39 “Financial Instruments: Recognition and Measurement” and SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”) and SFAS No. 149 “Amendments of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). A difference arose between IFRS and US GAAP, since the Company was unable to apply hedge accounting under US GAAP in 2001. Under IFRS transition rules hedge accounting was deemed to have been applied from the inception of the derivative contracts, including 2001, to calculate the cash flow hedge reserve as of the transition date for cash flow hedges. As a result, balances recorded in the cash flow hedging reserve under IFRS differ from the balances recorded in other comprehensive income under US GAAP at the transition date and consequently different amounts are released from the cash flow hedge reserve under IFRS compared to the amounts released from other comprehensive income under US GAAP. As a result EUR 58 was released from cash flow hedge reserve in 2005 under IFRS that was not released under US GAAP. Similarly, a difference of EUR 27 exists in

AHOLD ANNUAL REPORT 2005	193

Financial statements – Notes to the consolidated financial statements

Note 37

shareholders’ equity with respect to the carrying amount of bonds due to the fact that fair value hedge accounting was not applied under US GAAP in 2001.

Convertible bond

Under IFRS the EUR 920 convertible bond, originally maturing in May 2005, was bifurcated between the conversion feature and the bond, resulting in the recognition of a conversion feature valued at EUR 29 in the 2004 opening balance under IFRS and a corresponding reduction in the carrying amount of the bond as previously recognized under Dutch GAAP. In 2004 the bond was redeemed early, resulting in a one-time loss under IFRS of EUR 20 relating to the remaining value of the conversion feature and EUR 9 of interest expense relating to the change in the value of the conversion feature through the redemption date of the bond. Since the bond did not have a beneficial conversion feature and the conversion option could only be physically settled, the bond was recorded at face value under US GAAP and when redeemed at face value, the conversion features were realized under US GAAP, resulting in an increase in US GAAP net income of EUR 29 before tax.

7  Pensions and other post-employment benefits

Under IFRS, pension costs and other post employment benefits are accounted for in accordance with IAS 19 “Employee Benefits” (as revised in 2004) (“IAS 19”). Under US GAAP, pension costs are accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” (“SFAS No. 87”). Other post-employment benefits are recorded in accordance with SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions” (“SFAS No. 106”). Curtailments, settlements and certain other termination benefits are accounted for under SFAS No. 88 “Employer’s Accounting for settlements and Curtailments of defined Benefit Pension Plans and for Termination Benefits” (‘SFAS No. 88”).

Under SFAS No. 87, an additional pension liability must be recognized if the accumulated benefit obligation of a plan at the measurement date exceeds the funded status of the plan and if the recognized accrued liability is less than the excess, or if a prepaid cost rather than an accrued liability is recognized. In conjunction with the recognition of an additional minimum liability for a plan, an intangible asset can be recognized equal to the unrecognized prior service cost related to that plan, but not exceeding the amount of the recognized additional minimum liability. Any difference between the minimum liability and the amount of the intangible asset is reflected as a charge to other comprehensive income, net of income taxes. IAS 19 does not contain an “additional minimum pension liability” provision.

Net periodic pension expense under US GAAP differs from net periodic pension expense under IFRS due to differences in the amortization of actuarial gains and losses, differences in the amortization of prior service cost and differences in the amounts recognized for curtailments and settlements. Under IFRS the Company recognized all actuarial gains and losses upon transition to IFRS on December 29, 2003, whereas under US GAAP the unrecognized gains and losses continue to be amortized. Consequently the amounts of actuarial gains and losses included in the net periodic pension expense for a plan under IFRS, if any, differ from those under US GAAP. Under IFRS the recognition of prior service cost in net income is deferred only where it relates to unvested benefits, whereas under US GAAP prior service costs may be deferred that are related to both vested and unvested benefits. Unrecognized prior service cost is amortized under IFRS over the remaining vesting period, whereas under US GAAP unrecognized prior service cost is amortized over the remaining (average) service period. The differences in unrecognized actuarial gains and losses and unrecognized prior service cost can result in different gains or losses on curtailments or settlements of the plans. Lastly, the timing of curtailment gains and losses can differ based on the provisions of IAS 19 and SFAS No. 88.

8  Share-based compensation

Under IFRS share based payments related to the Company’s share option plans and performance share grant plans are required to be recognized as an expense based on the fair value of the equity instruments granted. Ahold applies the intrinsic value method in accordance with APB 25 “Accounting for Stock Issued to Employees” (“APB 25”) under US GAAP. Share options are generally granted at-the-money, which results in no compensation expense recognized under US GAAP. Since share options are generally granted with an exercise price equivalent to the market value of the share at the grant date as a result of which no compensation expense is recognized under US GAAP. Beginning in 2005, vesting of the share options granted to members of the Corporate Executive Board is subject to certain performance criteria. As a result of the added performance criteria, the Company is required to apply variable accounting as prescribed under US GAAP. However as of January 1, 2006, the Company’s share price did not exceed the share options grant exercise price, and as a result, no share-based compensation

Note 37

expense was recognized under US GAAP for this plan. Consequently, the IFRS share-based compensation expenses of EUR 24 and EUR 19 recognized in 2005 and 2004, respectively, have been excluded from US GAAP net income.

9  Non-current assets held for sale and discontinued operations

Classification as held for sale and discontinued operations

The criteria for recognizing non-current assets or disposal groups as assets held for sale are similar under IFRS and US GAAP. However certain divestments and planned divestments meet the definition of a discontinued operation under US GAAP, but not under IFRS. Under IFRS, the divestment must represent a separate major line of business or geographical area of operations, whereas under US GAAP, a component of an entity can be classified as a discontinued operation. In 2005 the following divestments or intended divestments qualified as discontinued operations under US GAAP, but not under IFRS:

Entity (component)	Arena	Status	Classified as of
Wilson Farms and SugarCreek	Giant-Carlisle/Tops Arena	Divested 2005	Q4 2003
Williams & Humbert	Other Retail Arena	Divested 2005	Q4 2004
Polish Hypermarkets	Central Europe Arena	Divested 2005	Q4 2004
Tops Adirondacks	Giant-Carlisle/Tops Arena	Held for sale	Q1 2005
Sofco	U.S. Foodservice	Divested 2005	Q2 2005
Shopping centers Poland	Central Europe Arena	Held for sale	Q2 2005

Furthermore, equity investees such as investments in joint ventures and associates cannot qualify as assets held for sale or discontinued operations under US GAAP. Under IFRS, investments in joint ventures and associates accounted for under the equity method can qualify as assets held for sale and discontinued operations. In 2005 Ahold completed the sale of its 50% interest in Paiz Ahold to Wal-Mart Stores Inc. Paiz Ahold is accounted for as a discontinued operation under IFRS in 2005 (with retrospective reclassification of results of operations in the comparative figures), but not under US GAAP.

The reclassification of line items in the consolidated statements of operations related to discontinued operations is retrospective under both IFRS and US GAAP. Until 2004, Ahold reclassified non-current assets (and disposal groups) held for sale retrospectively under US GAAP, as permitted under SFAS No. 144 “Accounting for the impairment or disposal of long-lived assets.” Since IFRS does not permit such retrospective reclassification of non-current assets (and disposal groups) held for sale, the Company decided to change its accounting policy in this respect as from 2005. As a result, non-current assets (and disposal groups) held for sale are reclassified prospectively as from 2005 under US GAAP.

Impairment of assets held for sale

Differences in the impairment of assets held for sale result from differences in the carrying value of these assets between IFRS and US GAAP. The majority of these differences are related to goodwill and the cumulative currency translation adjustment, which is included in the carrying value tested for impairment under US GAAP when the Company has committed to a plan to dispose of assets that will cause the cumulative translation adjustment to be included in net income. The Company recorded an additional impairment loss under US GAAP of EUR 158 in 2004 (2005: nil) as these assets or disposal groups had a higher carrying value under US GAAP compared to IFRS. Unrealized cumulative translation adjustments of EUR 185 (2005: nil) respectively have been taken into account in determining the carrying amount while performing the impairment test of non-current assets or disposal groups held for sale under US GAAP in 2005 and 2004, respectively. The difference in impairment causes a difference in the result on divestment as stated in the next section.

AHOLD ANNUAL REPORT 2005	195

Financial statements – Notes to the consolidated financial statements

Note 37

Divestments of assets held for sale

During 2005 and 2004 Ahold completed several divestments. Under IFRS, the gains and losses on divestments differ significantly from those under US GAAP, due to differences in the carrying value upon disposal and differences in the cumulative currency translation adjustment balances that have been included in net income upon disposal. Cumulative currency translation adjustments under US GAAP were significantly different compared to IFRS as a result of the transitional provisions of IFRS, which allowed cumulative currency translation balances to be set to zero as of December 29, 2003.

	2005	2004
Income from discontinued operations under IFRS [1]	197	265

US GAAP adjustments:
Differences in operational results	(16)	(350)
Differences in carrying value upon divestments	(28)	513
Differences in cumulative currency translation adjustments	(155)	(704)

Loss from discontinued operations under US GAAP	(2)	(276)

1	Included within the income from discontinued operations under IFRS is EUR 147 and EUR 15 related to the Company’s 50% interest in Paiz Ahold for 2005 and 2004, respectively, which does not qualify as a discontinued operation under US GAAP.

10  Investments in joint ventures and associates

Ahold records its share of income (loss) of joint ventures and associates under both IFRS and US GAAP using the equity method of accounting. This adjustment reflects various differences between Ahold’s share in income (loss) of joint ventures and associates determined under IFRS and its share in income (loss) of joint ventures and associates determined under US GAAP. Additionally, the difference in shareholders’ equity includes differences related to goodwill of and on the investments in joint ventures and associates recorded prior to December 1, 2000.

In connection with the acquisition of its 50% interest in ICA in 2000, which was accounted for under the equity method under IFRS and US GAAP, Ahold granted a put option to its joint venture (“JV”) partners in ICA (“Put Option”). Under US GAAP the put option was considered to be an in-the-money put option that was recorded at fair value. Accordingly, Ahold recorded the Put Option as a liability and an increase in goodwill recorded relating to the investment in ICA. Under IFRS, IAS 39 also requires that the fair value of the Put Option be recognized as a liability. However, since goodwill was charged to shareholders’ equity under Dutch GAAP, the offset to the Put Option liability was recorded in opening shareholders’ equity under IFRS, resulting in a decrease of group equity. IFRS and US GAAP require that subsequent fair value changes of the Put Option are recorded in income. On November 5, 2004 one of the JV partners, Canica, exercised its Put Option to sell its 20% interest in ICA to Ahold. Concurrently Ahold agreed to sell a 10% interest to HIAB, the other JV Partner, whereby HIAB also agreed to waive its future rights under the Put Option. After these transactions, Ahold holds a 60% interest in ICA and IHAB holds the remaining 40% interest. As a result of this transaction the Put Option liability was released under IFRS and US GAAP.

The gain on this transaction was different under US GAAP as a result of the aforementioned differences in the carrying value of the goodwill on ICA as a result of differences between IFRS and US GAAP that impact the carrying value of ICA. Since the Put Options have been exercised and waived, no differences exist between US GAAP and IFRS as of January 1, 2006 with respect to the Put Options. However, a difference remains in the carrying value of the investment as a result of differences in the carrying value of goodwill and differences in the carrying value of the investment in ICA relating to the application of US GAAP and IFRS.

As described in section 9 of this note, the 2005 sale of the Company’s 50% interest in Paiz Ahold was accounted for as a discontinued operation under IFRS but not under US GAAP. Differences in the carrying value of the investment and the related currency translation adjustment therefore results in a EUR 167 lower gain on divestments under US GAAP than under IFRS.

Note 37

11  Other

Other includes individually insignificant differences between IFRS and US GAAP including FIN 46(R) “Consolidation of Variable Interest Entities” (“VIE’s”), FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and inventory valuation. Under FIN 45 certain guarantees are required to be recognized at fair value and are amortized over the remaining term of the guarantee. Under IFRS these guarantees are only required to be disclosed. The cumulative effect of the adoption of FIN 46(R) in 2004 has been presented as the cumulative effect of a change in accounting policy in 2004.

12  Income taxes

This item includes the income tax effects of reconciling items and the reversal of tax expense recorded under IFRS as a result of the release of income tax contingencies set up through purchase accounting. For US GAAP, the reversals were instead credited to goodwill. Refer to the goodwill section for further detail. Deferred income tax assets (liabilities) are accounted for in accordance with SFAS No. 109 “Accounting for Income taxes” (“SFAS No. 109”) for US GAAP. Refer to paragraph e “Additional US GAAP disclosure” below.

13   Minority interests

The minority interests difference results from minority ownership in certain subsidiaries in the Stop&Shop Arena, the Central Europe Arena and the Schuitema Arena. The difference represents the impact of differences between IFRS and US GAAP on the minority shareholders’ share in net income (loss) and shareholders’ equity of those Arenas.

14  Cumulative preferred financing shares

IFRS requires the cumulative preferred financing shares to be classified as debt instruments, because the payment of the dividends on these instruments is not at the discretion of the Company and the shareholders do not participate in any additional dividends that are declared. In substance the dividend is considered a contractually required fixed interest rate payment and the instruments are treated similar to perpetual debt under IFRS. The related dividends are therefore classified as interest expense under IFRS. Under US GAAP, the cumulative preferred financing shares are considered equity instruments under SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity” (“SFAS No. 150”) with the related dividends charged to equity, because the shares outstanding, are non-mandatorily redeemable financial instruments and do not embody an unconditional obligation of the Company to issue a variable number of shares. However since the Company is required to offer redemption of the shares to the holders in the event of a change in control of the Company and consequently redemption is not solely within the control of the Company, the cumulative preferred financing shares are classified outside of permanent shareholders’ equity under US GAAP and are presented as a separate class of equity as required by EITF D-98 (“Classification and measurement of Redeemable Securities” (“EITF D-98”).

AHOLD ANNUAL REPORT 2005	197

Financial statements – Notes to the consolidated financial statements

Note 37

b.  Condensed consolidated statements of operations under US GAAP

The following presents the Company’s condensed consolidated statements of operations in accordance with US GAAP:

	2005	2004 (as restated. See Note 37 d.)
Net sales	44,100	43,872
Cost of sales	(34,989)	(34,820)
Gross profit	9,111	9,052

Operating expenses	(8,845)	(8,244)
Operating income	266	808

Net financial expense	(574)	(384)
Income (loss) before income taxes	(308)	424

Income taxes	186	(194)
Income (loss) after income taxes	(122)	230

Share in income of joint ventures and associates	131	151
Minority interests	(16)	(8)
Income (loss) from continuing operations	(7)	373

Income (loss) from discontinued operations before income taxes	18	(299)
Income taxes from discontinued operations	(20)	23
Loss from discontinued operations after income taxes	(2)	(276)

Income (loss) before cumulative effect of changes in accounting principles	(9)	97
Cumulative effect of changes in accounting principles FIN 46(R) net of income tax benefit of EUR 3	–	(8)
Net income (loss) in accordance with US GAAP	(9)	89

Note 37

	2005	2004
Net income (loss) in accordance with US GAAP	(9)	89
Dividends on cumulative preferred financing shares	(44)	(44)
Net income (loss) available to common shareholders in accordance with US GAAP	(53)	45

Net income (loss) in accordance with US GAAP per common share:
Basic
Income (loss) from continuing operations	(0.03)	0.21
Loss from discontinued operations	0.00	(0.17)
Cumulative effect of changes in accounting principles	0.00	(0.01)
Net income (loss) per common share	(0.03)	0.03

Diluted
Income (loss) from continuing operations	(0.03)	0.21
Loss from discontinued operations	0.00	(0.17)
Cumulative effect of changes in accounting principles	0.00	(0.01)
Net income (loss) per common share	(0.03)	0.03

Weighted average number of common shares outstanding (x 1,000)
Basic	1,554,713	1,553,007
Diluted	1,554,713	1,553,603

The following presents the Company’s consolidated statements of comprehensive income (loss) prepared in accordance with US GAAP for 2005 and 2004:

	January 1, 2006	January 2, 2005 (as restated. See Note 37 d.)
Net income (loss) in accordance with US GAAP	(9)	89

Other comprehensive income (loss):
Foreign currency translation adjustments	1,040	(635)
Reclassified cumulative translation adjustment of divestments to statements of operations	249	705
Minimum pension liability adjustments, net of income tax benefit of EUR 53 and EUR 91	125	(212)
Unrealized gain (loss) on derivative instruments, net of income tax	(62)	26
Total other comprehensive income (loss)	1,352	(116)

Comprehensive income (loss) in accordance with US GAAP	1,343	(27)

AHOLD ANNUAL REPORT 2005	199

Financial statements – Notes to the consolidated financial statements

Note 37

c.  Condensed consolidated balance sheets under US GAAP

The following presents the Company’s condensed consolidated balance sheets in accordance with US GAAP:

	January 1, 2006	January 2, 2005 (as restated. See Note 37 d.)
Assets
Current assets	7,567	8,144
Assets held for sale	125	1,597
Property, plant and equipment	8,530	7,479
Intangible assets	6,930	6,175
Other	3,200	3,503
Total	26,352	26,898

Liabilities, minority interests, cumulative preferred financing shares and shareholders’ equity
Current liabilities	6,902	7,210
Liabilities related to assets held for sale	16	987
Non-current liabilities	8,600	9,144
Minority interests	118	143
Cumulative preferred financing shares	666	666
Shareholders’ equity	10,050	8,748
Total	26,352	26,898

d.	Restatement of the 2004 consolidated statement of operations and consolidated balance sheet as of January 2, 2005 under U.S. GAAP

During the process of addressing its material weaknesses, which no longer exist, Ahold has identified certain unintentional errors that were made in the determination of net income (loss) and shareholders’ equity under US GAAP for 2004. The Company’s US GAAP balance sheet as of January 2, 2005 and consolidated statements of operations for 2004 have been restated to correct these errors. Errors relating to years prior to 2004 amounting to EUR 21 have been adjusted as a reduction of opening equity of financial year 2004.

		2004
Net income in accordance with US GAAP, as previously reported		110
Income taxes	(3)	(21)
Net income in accordance with US GAAP, as restated		89

		January 2, 2005
Shareholders’ equity in accordance with US GAAP, as previously reported		9,455
Multi-employer plan	(1)	(11)
Long and medium term service awards	(2)	(10)
Income taxes	(3)	(21)
Cumulative preferred financing shares	(4)	(666)
Effect of cumulative translation adjustment		1
Shareholders’ equity in accordance with US GAAP, as restated		8,748

Note 37

The following is a description of the adjustments that only had an impact on net income and shareholders’ equity or adjustments in the classification of amounts in the balance sheet or statement of operations that did not have an impact on net income or shareholders’ equity.

(1) Multi-employer plan

Under US GAAP, the Company accounted for the participation in multi-employer benefit plans as a defined contribution plan in accordance with SFAS No. 87 and 106. Upon conversion to IFRS, the Company reviewed all of its multi-employer plans to determine the appropriate accounting under IFRS. The Company discovered that one of its multi-employer plans, which has always had the status of a multi-employer plan, was effectively a single-employer plan, since one of the Company’s subsidiaries was the only significant participant in the plan. It was therefore determined that it was appropriate to account for this plan as a single-employer plan by applying defined benefit plan accounting. The 2004 financial statements have been restated to reflect the effect of accounting for this plan as a defined benefit plan under US GAAP. The impact of this adjustment on opening equity for 2004, excluding tax effects, was EUR 16. The restatement had a negligible impact on net income for 2004.

(2) Long and medium term service awards

At certain subsidiaries the Company rewards employees after 12.5, 25 and 40 years of service. These long-term service awards are accounted for in accordance with IAS 19. Under IFRS an accrual is required to be recorded for these payments based on actuarial calculations. Under US GAAP these long-term service awards were expensed as incurred, since it was not deemed practicable to make a reasonable estimate of the amounts to record for future payments under the plan. Subsequently, the Company was able to obtain actuarial estimates of the expense under IFRS. The Company concluded that it would have been appropriate to record an accrual under US GAAP based on the same recognition criteria as IFRS and restated the 2004 financial statement to reflect the effect of this calculation under US GAAP. These expenses are recognized over the expected service term of employees. For US GAAP an adjustment of the opening equity of EUR 18 was made. The restatement had a negligible impact on net income for 2004.

(3) Income taxes

In the reconciliation to US GAAP as previously reported, the Company used a tax rate of approximately 40% to calculate the deferred tax effect of a US GAAP reconciling item related to goodwill for one of its subsidiaries. The Company concluded that the appropriate tax rate to be used for the calculation of the deferred tax effect of US GAAP reconciling items for this subsidiary should have been approximately 36% in the 2004 reconciliation, as a result of which the tax impact on net income was overstated by EUR 21 in 2004. The 2004 financial statements have been restated to correct the effect of the difference in the tax rate under US GAAP. This adjustment did not have an effect on opening equity for 2004 under US GAAP.

(4) Cumulative preferred financing shares

In February 2004 the Company entered into an agreement with the holders of the cumulative preferred financing shares to amend the terms of the cumulative preferred financing shares. As part of the amendments, the Company and the preferred shareholders agreed that, in the event of a change-in-control, the Company will propose to redeem the shares, subject to acceptance by the preferred shareholders as well as the approval of the common shareholders. The Company initially analyzed the cumulative preferred financing shares under SFAS No. 150 and concluded that the cumulative preferred financing shares should not be classified as liabilities and therefore continued to classify these shares as permanent shareholders’ equity. However, EITF D-98 requires securities with redemption features that are not solely within the control of the Company to be classified outside of permanent equity, irrespective of the probability that an event triggering redemption will occur. Because the Company is required to propose redemption of the cumulative preferred financing shares in the event of a change-in-control situation and such proposal is only subject to acceptance by the preferred shareholders and approval by the common shareholders, the redemption is not considered solely within the control of the Company. Consequently, under EITF D-98, the cumulative preferred financing shares can as of February 2004 no longer be considered permanent shareholders’ equity of the Company and must be classified as a separate class of equity. This reclassification is included in the restated balance sheet as of January 2, 2005.

AHOLD ANNUAL REPORT 2005	201

Financial statements – Notes to the consolidated financial statements

Note 37

(5) Reclassifications

The Company made a number of restatements that had no effect on shareholders’ equity, but resulted in reclassifications in the condensed balance sheet as of January 2, 2005. The most significant of these reclassifications are the following:

•	Current assets increased by EUR 571 mainly as a result of a reclassification of derivatives (EUR 461) and deferred tax assets (EUR 81), which were previously classified as non-current assets.
•	Current liabilities increased by EUR 696 mainly as a result of a reclassification of derivatives (EUR 457) and the short term portion of various provisions (EUR 239), all of which were previously classified as non-current liabilities.
•	Assets and liabilities held for sale increased as a result of the reclassification of non-current assets and non current liabilities amounting to EUR 82 and EUR 34 that should have been classified as held for sale.

The Company made a number of restatements that had no effect on net income but resulted in reclassifications of amounts in the condensed statement of operations for 2004. The most significant of these reclassifications are the following:

•	In 2004 Schuitema failed to consolidate a number of former franchise stores which it had acquired on the basis that its ownership was temporary. The consolidated statement of operations have been restated to reflect the consolidation of these stores, which resulted in an increase in net sales by EUR 30 which was offset by an increase in operating expenses of EUR 33 and minor decreases in cost of sales and income tax expense.
•	Certain expenses relating to divestment activities in 2004 amounting to EUR 51 were included in operating expenses and EUR 26 in income taxes. These expenses have been reclassified and recorded as part of the loss from discontinuing operations.

Restated US GAAP consolidated statement of operations for 2004 and consolidated balance sheet as of January 2, 2005

The following statements provide an overview of the differences between the consolidated statement of operations for 2004 and the consolidated balance sheet as of January 2, 2005, as restated and as previously reported in the Company’s 2004 financial statements. The following adjustments are presented in separate columns on the next page:

a)	The reclassification of the results from operations that have been divested or classified as held for sale during 2005 in accordance with SFAS No. 144, which requires that the comparative consolidated statement of operations for operations that have been divested or held for sale in 2005 are retrospectively reclassified and presented under loss from discontinued operations.
b)	Restatements described in (1) through (4) above, which represent restatements that have an impact on net income for 2004 or shareholders’ equity as of January 2, 2005.
c)	Reclassifications described in (5) above, which represent reclassification of balances in the consolidated statement of operations for 2004 and balance sheet as of January 2, 2005 that did not have an impact on net income or shareholders’ equity.

Note 37

	2004

CONSOLIDATED STATEMENT OF OPERATIONS	As previously reported	Reclas- sification of discontinued operations (a)	Restatements (1) through (4) (b)	Reclas- sifications (5) (c)	As restated
Net sales	44,163	(321)	_	30	43,872
Cost of sales	(35,066)	245	_	1	(34,820)
Gross profit	9,097	(76)	_	31	9,052
Operating expenses	(8,340)	79	_	17	(8,244)
Operating income	757	3	_	48	808
Net financial expense	(403)	10	_	9	(384)
Income before income taxes	354	13	_	57	424
Income taxes	(193)	(2)	(21)	22	(194)
Income after income taxes	161	11	(21)	79	230
Share in income of joint ventures and associates	151	_	_	_	151
Minority interests	(8)	_	_	_	(8)
Income from continuing operations	304	11	(21)	79	373
Loss from discontinued operations after income tax	(186)	(11)	_	(79)	(276)
Income before cumulative effect of changes in accounting principles	118	–	(21)	_	97
Cumulative effect of change in accounting principles	(8)	–	_	_	(8)
Net Income	110	–	(21)	_	89

	January 2, 2005

CONSOLIDATED BALANCE SHEET	As previously reported	Restatements (b)	Reclas- sifications (c)	As restated
Assets
Current assets	7,547	26	571	8,144
Assets held for sale	1,515	_	82	1,597
Non-current assets	17,904	(46)	(701)	17,157
Total	26,966	(20)	(48)	26,898

Liabilities, minority interests, cumulative preferred financing shares and shareholders’ equity
Current liabilities	6,514	_	696	7,210
Liabilities related to assets held for sale	953	_	34	987
Non-current liabilities	9,900	21	(777)	9,144
Minority interests	144	_	(1)	143
Cumulative preferred financing shares	–	666	_	666
Shareholders’ equity	9,455	(707)	_	8,748
Total	26,966	(20)	(48)	26,898

AHOLD ANNUAL REPORT 2005	203

Financial statements – Notes to the consolidated financial statements

Note 37

e.  Additional US GAAP disclosure

Shareholders’ equity

The changes in shareholders’ equity accounts under US GAAP were as follows:

	2005	2004
Shareholders’ equity, beginning of year	8,748	9,497

Changes in shareholders’ equity during the year
Net income (loss) in accordance with US GAAP	(9)	89
Reclassification cumulative preferred financing shares	–	(666)
Dividends on cumulative preferred financing shares	(44)	(44)
Common shares issued from exercise of option rights	7	10
Restricted share grants	–	(2)
Other comprehensive income (loss)	1,352	(116)
Other	(4)	(20)
Shareholders’ equity, end of year	10,050	8,748

Share-based compensation

As part of Ahold’s US GAAP significant accounting policies, the Company adopted the additional disclosure requirements of SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure.” If compensation costs for the Company’s share option plans and Performance Share Grant plan had been determined in accordance with SFAS No. 123, US GAAP share-based compensation cost and results would have been as follows:

	2005	2004
Net income (loss), as reported under US GAAP	(9)	89
Add: share-based compensation expense included in net income, net of tax	–	3
Deduct: total share-based compensation expense for all awards accounted for under SFAS No. 123, net of tax	(19)	(24)
Pro forma net income (loss) under US GAAP	(28)	68

Dividend on cumulative preferred financing shares	(44)	(44)
Pro forma net income (loss) available to common shareholders under US GAAP	(72)	24

Income (loss) per common share
Basic, as reported	(0.03)	0.03
Basic, pro forma	(0.05)	0.02
Diluted, as reported	(0.03)	0.03
Diluted, pro forma	(0.05)	0.02

Weighted average number of common shares outstanding (x 1,000) for disclosure of SFAS No. 123
Basic	1,554,713	1,553,007
Diluted	1,554,713	1,553,240

Advertising costs

Advertising costs are expensed as incurred. Advertising costs under IFRS and US GAAP, excluding discontinued operations, totaled EUR 272 and EUR 276 in 2005 and 2004, respectively.

Note 37

Income taxes

Deferred income tax assets (liabilities) under US GAAP standard SFAS No. 109, were as follows:

	January 1, 2006
	SFAS No. 109 applied to IFRS balances	SFAS No. 109 adjustments	Deferred taxes under SFAS No. 109
Deferred tax assets
Finance lease liabilities	227	41	268
Benefit plans	274	(72)	202
Other provisions	122	36	158
Derivatives and loans	30	(14)	16
Other	47	17	64
Total gross deferred tax assets	700	8	708
Impairments	(29)	(7)	(36)
Total net deferred tax assets	671	1	672

Tax losses and tax credits	667	–	667
Impairments	(375)	_	(375)
Total net tax losses and tax credits	292	_	292
Total net tax assets position	963	1	964

Deferred tax liabilities
Property, plant and equipment	278	107	385
Inventory	105	–	105
Total deferred tax liabilities	383	107	490

Net deferred tax assets (liabilities)	580	(106)	474
Current deferred tax assets		288
Non-current deferred tax assets		(179)

Current deferred tax liabilities		(1)
Non-current deferred tax liabilities		216
Total current / non current deferred tax assets (liabilities)		(106)

AHOLD ANNUAL REPORT 2005	205

Financial statements – Notes to the consolidated financial statements

Note 37

	January 2, 2005

	SFAS No. 109 applied to IFRS balances	SFAS No. 109 adjustments	Deferred taxes under SFAS No. 109
Deferred tax assets
Finance lease liabilities	219	70	289
Benefit plans	318	(36)	282
Other provisions	142	3	145
Other	–	27	27
Total gross deferred tax assets	679	64	743
Impairments	(84)	2	(82)
Total net deferred tax assets	595	66	661

Tax losses and tax credits	613	–	613
Impairments	(237)	–	(237)
Total net tax losses and tax credits	376	–	376

Total net tax assets position	971	66	1,037

Deferred tax liabilities
Property, plant and equipment	340	79	419
Inventory	78	(3)	75
Derivatives and loans	6	10	16
Total deferred tax liabilities	424	86	510

Net deferred tax assets (liabilities)	547	(20)	527

Current deferred tax assets		155
Non-current deferred tax assets		(103)

Current deferred tax liabilities		42
Non-current deferred tax liabilities		30

Total current / non-current deferred tax assets (liabilities)		(20)

US GAAP requires balances of deferred tax assets and liabilities to be offset if they originate within the same tax jurisdiction for a particular tax-paying component of the Company.

Note 37

Disclosure requirements of defined benefit accounting

	U.S. plans	Dutch plans	2005	U.S. plans	Dutch plans	2004
Projected benefit obligations	(1,589)	(2,521)	(4,110)	(1,230)	(2,317)	(3,547)
Fair value of plan assets	1,102	2,222	3,324	707	1,842	2,549
Surplus/(deficit)	(487)	(299)	(786)	(523)	(475)	(998)
Unrecognized actuarial loss/(gain)	394	373	767	262	579	841
Unrecognized prior service cost	7	(7)	–	8	(24)	(16)
Additional minimum liability	(268)	(103)	(371)	(185)	(358)	(543)
Intangible asset	8	–	8	10	–	10
Net assets/(liabilities)	(346)	(36)	(382)	(428)	(278)	(706)

Non-current pension and other retirement benefits provisions	(383)	(138)	(521)	(438)	(278)	(716)
Non-current pension and other retirement benefits assets	37	102	139	10	–	10
Total	(346)	(36)	(382)	(428)	(278)	(706)

Additional minimum liabilities	268	103	371	185	358	543
Intangible assets	(8)	–	(8)	(10)	–	(10)
Accumulated other comprehensive income	260	103	363	175	358	533

Accumulated benefit obligation	1,216	2,242	3,458	1,084	2,118	3,202

f.  Recent US GAAP accounting pronouncements

In November 2005, the FASB issued FSP FIN 45-3, “Application of FASB Interpretation No.45 to Minimum Revenue Guarantees Granted to a Business or Its Owners” (“FIN 45-3”). FIN 45-3 requires provisions for guarantees granted to a business or its owner(s) that the revenue of the business (or a specific portion of the business) for a specified period of time will be at least a specified amount. The Company is in the process of evaluating the impact, if any, of FIN 45-3 on the Company’s consolidated financial statements.

In October 2005, the FASB issued FSP No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period” (“FSP No. FAS 13-1”). FSP No. FAS 13-1 requires rental costs associated with operating leases that are incurred during a construction period to be recognized as rental expense. The Company historically capitalized rental costs incurred during a construction period. The Company is required to adopt the guidance of FSP No. FAS 13-1 in the first reporting period beginning after December 15, 2005. The Company will apply the new guidance retrospectively from the earliest date practicable. The Company is in the process of evaluating the impact of FSP No. FAS 13-1 on its future consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”). SFAS No. 154 requires retrospective application of changes in accounting principles to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that the retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for non-current, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in financial years beginning after December 15, 2005. The Company is in the process of evaluating the impact, if any, of SFAS No. 154 on the Company’s consolidated financial statements.

AHOLD ANNUAL REPORT 2005	207

Financial statements – Notes to the consolidated financial statements

Note 37

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations, An Interpretation of FASB Statement No. 143,” (“FIN No. 47”) which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The adoption of this interpretation did not have a material impact on Ahold’s consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123R, “Share-based Payments” (“SFAS No. 123R”). SFAS No. 123R revises SFAS 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board (“APB”) APB Opinion No. 25, “Accounting for Stock Issued to Employees.” In January 2005, the SEC issued Staff Accounting Bulletin No. 107, which provides supplemental implementation guidance for SFAS No. 123R. In April 2005, the SEC extended the compliance date of SFAS 123R, with the result that this standard will be effective for the Company beginning with the first quarter of 2006. SFAS No. 123R applies to transactions in which an entity exchanges its equity instruments for goods or services and also applies to liabilities an entity may incur for goods or services that are based on the fair value of those equity instruments. Under SFAS No. 123R, the Company will be required to select a valuation technique, or option-pricing model that meets the criteria as stated in the standard. Allowed valuation models include a binomial model and the Black-Scholes model.

The Company is in the process of assessing the impact of the adoption of SFAS No. 123R for its effect on prospective option grants. The adoption of SFAS No. 123R requires the Company to value share options granted prior to its adoption of SFAS No. 123 under the fair value method and expense these amounts in the statement of operations over the share option’s remaining vesting period. In addition, SFAS No. 123R will require the Company to reflect the tax savings resulting from tax deductions in excess of the expense reflected in its financial statements as a financing cash flow, which could impact the Company’s future reported cash flows from operating activities.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, An Amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead expenses. Further, SFAS No. 151 requires that allocation of fixed and production facilities overheads to conversion costs should be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during financial periods beginning after June 15, 2005. The Company does not believe that the adoption of SFAS No. 151 will have a significant effect on its future consolidated financial statements.

In November 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets—An Amendment of APB No. 29” (“SFAS No. 153”). The provisions of SFAS No. 153 are effective for asset exchanges occurring in financial periods beginning after June 15, 2005. SFAS No. 153 eliminates the exception to the fair value requirements, which applied to exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance (i.e., transactions that are not expected to result in significant changes in the cash flows of the reporting entity). The Company does not believe that the adoption of SFAS No. 153 will have a significant effect on its future consolidated financial statements.

In March 2004, the FASB’s EITF reached a consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” (“EITF 03-1”). EITF 03-1 prescribes a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments. This accounting guidance became effective for reporting periods beginning after June 15, 2004, while the disclosure requirements became effective for annual reporting periods ending after June 15, 2004. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF No. 03-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” (“FSP EITF 03-1-1”). FSP EITF 03-1-1 delayed the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF Issue 03-1. In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” This FSP addresses the determination as to when an investment is considered impaired, whether the impairment is other-than- temporary and the measurement of an impairment loss. This statement specifically nullifies the requirements of paragraphs 10-18 of EITF 03-1 and makes references to existing other-than-temporary impairment guidance. The guidance under this FSP is effective for reporting periods beginning after December 15, 2005 and the Company continued to apply relevant other-than-temporary guidance as provided for in FSP EITF 03-1-1 during

Note 38

2005. The Company does not believe that the adoption of the guidance FSP SFAS 115-1 and SFAS 124-1 will have a significant effect on its future consolidated financial statements.

38 LIST	OF SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES

The following are Ahold’s significant subsidiaries, joint ventures and associates as of January 1, 2006.

Consolidated subsidiaries

Unless otherwise indicated, these are wholly or virtually wholly owned subsidiaries. Subsidiaries not important to providing an insight into the Group as required under Dutch law are omitted from this list. With respect to the separate financial statements of the Dutch legal entities included in the consolidation, the Company availed itself of the exemption laid down in section 403, subsection 1 of Book 2 of the Netherlands Civil Code. Pursuant to said section 403, Ahold has issued declarations of assumption of liability for the Dutch subsidiaries forming part of the consolidation with the exception of Schuitema N.V.

Retail trade U.S.

The Stop & Shop Supermarket Company LLC, Boston, Massachusetts

Giant Food Stores, LLC, Carlisle, Pennsylvania

Giant of Maryland LLC, Landover, Maryland

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

Eemburg C.V. (82%), Amersfoort, the Netherlands

AHOLD Czech Republic, a.s., Brno, Czech Republic

Ahold Retail Slovakia, k.s., Bratislava, Slovak Republic

Ahold Slovakia, s.r.o., Bratislava, Slovak Republic

Ahold Polska Sp. z o.o., Krakow, Poland

Foodservice

U.S. Foodservice, Columbia, Maryland, U.S.

Real estate

Ahold Lease U.S.A., Inc, Landover, Maryland, U.S.

Ahold Real Estate Europe B.V., Zaandam, the Netherlands

Ahold Vastgoed B.V., Zaandam, the Netherlands

Ahold Real Estate Poland B.V., Zaandam, the Netherlands

Ahold Real Estate Slovakia B.V., Zaandam, the Netherlands

Ahold Real Estate Czech Republic B.V., Zaandam, the Netherlands

ZIOS a.s. (98%), Brno, Czech Republic

AHOLD ANNUAL REPORT 2005	209

Financial statements – Notes to the consolidated financial statements

Note 38

Other

Ahold USA B.V., Zaandam, the Netherlands

Ahold Nederland B.V., Zaandam, the Netherlands

Ahold Brazil B.V., Zaandam, the Netherlands

Ahold Polska B.V., Zaandam, the Netherlands

Ahold Coffee Company B.V., Zaandam, the Netherlands

Solon C.V., Amsterdam, the Netherlands

American Sales Company, Inc., Lancaster, New York, U.S.

Ahold Americas Holdings, Inc., Landover, Maryland, U.S.

Ahold U.S.A., Inc., Landover, Maryland, U.S.

Ahold Central Holdings, Inc., Wilmington, Delaware, U.S.

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

Ahold België N.V., Brussels, Belgium

Ahold Payment Services, SA, Geneva, Switzerland

Ahold Retail Services AG, Klosters, Switzerland

Ahold Central Europe, s.r.o., Prague, Czech Republic

Joint ventures and associates (unconsolidated)

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

Feira Nova - Hipermercados, S.A., Lisbon, Portugal

Funchalgest, SGPS, S.A. (50%), Madeira, Portugal

Comespa – Gestão de Espaços Comerciais, S.A. (49%), Lisbon, Portugal

Jerónimo Martins Retail Services AG (49%), Klosters, Switzerland

ICA AB (60%), Stockholm, Sweden

ICA Sverige AB, Stockholm, Sweden

ICA Norge AS, Oslo, Norway

ICA Baltic AB, Stockholm, Sweden

ICA Danmark A/S, Copenhagen, Denmark

ICA Banken AB, Stockholm, Sweden

ICA Meny AB, Stockholm, Sweden

Parent company financial statements

Euros in millions. Before appropriation of current year result.

STATEMENTS OF OPERATIONS		2005	2004
Income from subsidiaries, investments in joint ventures and associates after income taxes		818	691
Other gains and losses after income taxes		(685)	194
Net income		133	885

BALANCE SHEETS	Note	January 1, 2006	January 2, 2005
Assets

Non-current assets
Intangible assets	2	–	–
Property, plant and equipment	3	58	8
Financial assets	4	7,723	6,380
Total non-current assets		7,781	6,388

Current assets
Receivables	5	504	637
Cash and cash equivalents		963	1,818
Total current assets		1,467	2,455

Total Assets		9,248	8,843

Liabilities and shareholders’ equity

Shareholders’ equity	6
Issued and paid-in share capital		389	389
Additional paid-in capital		13,422	13,416
Legal reserves		596	(1)
Accumulated deficit		(9,889)	(10,801)
Net income		133	885
Shareholders’ equity		4,651	3,888

Liabilities
Provisions	7	952	9
Loans	8	2,322	2,714
Cumulative preferred financing shares	8	666	666
Other non-current liabilities	9	412	520
Total non-current liabilities		4,352	3,909

Current liabilities	10	245	1,046

Total liabilities and shareholders’ equity		9,248	8,843

AHOLD ANNUAL REPORT 2005	211

Financial statements

Notes to the parent company financial statements: Note 1, 2

Euros in millions, except where otherwise indicated.

1  SIGNIFICANT ACCOUNTING POLICIES

Change in accounting policies

Effective January 1, 2005 the Netherlands Civil Code has been changed, allowing companies to use IFRS measurement principles as adopted by the EU and applied in the consolidated financial statements as a basis for determining net income and net equity values of group companies in the parent company financial statements prepared in accordance with the Netherlands Civil Code. Ahold changed its accounting policies for measuring the net income and the net invested equities in group companies accordingly, as a result of which the consolidated income (loss) and the consolidated shareholders equity in the consolidated financial statements under IFRS are similar as the net income (loss) and the shareholders’ equity in these parent company financial statements. Comparative figures for 2004 have been adjusted to reflect this change in accounting policy, resulting in an increase of net income 2004 by EUR 1,321 and a decrease of shareholders’ equity as of January 2, 2005 by EUR 712, as compared to the net income 2004 and the shareholders’ equity as of January 2, 2005 as reported in the 2004 parent company financial statements.

Basis of preparation

The parent company financial statements of Ahold have been prepared in accordance with Part 9, Book 2 of the Netherlands Civil Code. In accordance with subsection 8 of section 362, Book 2 of the Netherlands Civil Code, the measurement principles applied in these parent company financial statements are the same as those applied in the consolidated financial statements (see Note 3 to the consolidated financial statements).

The financial data of the parent company are included in the consolidated financial statements. As allowed by section 402, Book 2 of the Netherlands Civil Code, the statements of operations of the parent company are presented in condensed form.

Investments in subsidiaries, joint ventures and associates

Subsidiaries are entities over which the Company has control. Control is the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Joint ventures are entities over which the Company exercises joint control with a third party (or parties) co-investor(s). Associates are entities over which the Company exercises neither control, nor joint control, but does have a significant influence on the financial and operating policies.

Investments in subsidiaries, joint ventures and associates are accounted for using the net equity value. Ahold calculates the net equity value using the accounting policies as described in Note 3 to the consolidated financial statements. The net equity value of subsidiaries comprises the cost, excluding goodwill, of Ahold’s share in the net assets of the subsidiary, plus Ahold’s share in income or losses since acquisition, less dividends received. Goodwill paid upon acquisition of an investment in a joint venture or associate is included in the net equity value of the investment and is not shown separately on the face of the balance sheet.

2  INTANGIBLE ASSETS

	2005	2004
Carrying amount beginning of year	–	1
Acquisitions/additions	–	1
Impairment losses	–	(2)
	–	–
Carrying amount
At cost	–	39
Accumulated amortization and impairment losses	–	(39)
Carrying amount end of year	–	–

Intangible assets mainly consisted of brand names.

Note 3, 4

3  PROPERTY, PLANT AND EQUIPMENT

	2005	2004
Carrying amount beginning of year	8	11
Additions	9	1
Intercompany transfer	47	–
Disposals	–	(1)
Depreciation	(6)	(3)
	58	8
Carrying amount
At cost	70	26
Accumulated depreciation	(12)	(18)
Carrying amount end of year	58	8

Property, plant and equipment consists of land and buildings (EUR 49), computer equipment and office furniture.

4  FINANCIAL ASSETS

	January 1, 2006	January 2, 2005
Investments in subsidiaries	5,574	4,967
Investments in joint ventures and associates	772	696
Loans receivable from subsidiaries	1,018	184
Loans receivable from joint ventures and associates	–	29
Other Loans receivable	28	35
Hedging derivatives intercompany	11	7
Hedging derivatives external	187	360
Other derivatives intercompany	2	3
Other derivatives external	97	86
Deferred financing cost	4	3
Deferred income tax	30	10
Total financial assets	7,723	6,380

INVESTMENTS IN SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	Subsidiaries	Joint ventures and associates	2005 Total	2004 Total
Beginning of year	4,967	696	5,663	4,746
Acquisitions	–	–	–	260
Divestments	17	–	17	(556)
Intercompany transfers	423	–	423	(1,405)
Share in income (loss)	686	132	818	691
Direct equity movements	(11)	–	(11)	173
Dividends	(1,198)	(53)	(1,251)	(696)
Exchange rate differences	657	(2)	655	(344)
Transfers from loans receivable	35	–	35	2,773
Other movements	(2)	(1)	(3)	21
End of year	5,574	772	6,346	5,663

AHOLD ANNUAL REPORT 2005	213

Financial statements – Notes to the parent company financial statements

Note 5, 6, 7

For a list of subsidiaries, joint ventures and associates, see Note 38 to the consolidated financial statements.

LOANS RECEIVABLE	Subsidiaries	Joint ventures and associates	Other	2005 Total	2004 Total
Beginning of year	184	29	35	248	1,656
Issued	1,136	–	–	1,136	2,874
Transfers to investments	(35)	–	–	(35)	(2,773)
Redemptions	(277)	(28)	(2)	(307)	(1,461)
Impairment losses	–	(1)	–	(1)	(47)
Exchange rates	10	–	–	10	(1)
End of year	1,018	–	33	1,051	248

Current portion	–	–	(5)	(5)	–
Non-current portion of loans	1,018	–	28	1,046	248

For information on hedging and other derivatives, see Note 11.

5  RECEIVABLES

	January 1, 2006	January 2, 2005
Corporate income tax receivable	260	–
Receivables from subsidiaries	105	39
Receivables from joint ventures and associates	3	6
Hedging derivatives external	–	461
Hedging derivatives intercompany	–	3
Other receivables	136	128
Total receivables	504	637

6  SHAREHOLDERS’ EQUITY

For a specification of shareholders’ equity, see Note 23 to the consolidated financial statements. Legal reserves for purposes of the parent company’s shareholders’ equity are the same as the reserves disclosed in Note 23.

7  PROVISIONS

	January 1, 2006	January 2, 2005
Pensions and other retirement benefits	5	5
Other provisions	947	4
Total provisions	952	9

As of January 1, 2006, EUR 947 is expected to be utilized within one year.

Note 8

8  LOANS

	January 1, 2006		January 2, 2005
	Non-current portion	Current portion	Non-current portion	Current portion
Subordinated loans	–	–	–	91
Bonds and notes	1,527	–	1,998	99
Other loans	211	–	211	–
Loans from subsidiaries	587	–	512	–
	2,325	–	2,721	190
Deferred financing costs	(3)	(2)	(7)	(5)
Total loans	2,322	(2)	2,714	185

	Carrying amounts – maturities
	Within 1 year	Between 1 and 5 years	After 5 years	January 1, 2006	January 2, 2005
Subordinated loans
5.875%, subordinated bonds	–	–	–	–	91

Bonds and notes
EUR 1,500 notes 5.875%	–	1,091	–	1,091	1,561
EUR 200 notes 6.375%	–	200	–	200	200
CZK 3,000 floating rate note PRIBOR +0.28%	–	–	–	–	99
JPY 33,000 notes LIBOR plus 150 bps	–	–	236	236	237

Other loans
EUR 66 floating rate note EURIBOR +0.8%	–	66	–	66	66
EUR 95 loan 5.625%	–	95	–	95	95
EUR 50 EURIBOR +0.4%	–	50	–	50	50

Loans from subsidiaries
EUR loans from subsidiaries (4.183%)	–	158	–	158	152
USD loans from subsidiaries	–	–	429	429	360
(interest ranging from 3.6285% to 7.65%)
Total	–	1,660	665	2,325	2,911
Current portion	–	–	–	–	(190)
Non-current portion of loans	–	1,660	665	2,325	2,721

For more information on the external loans, see Note 26 to the consolidated financial statements. For information on the cumulative preferred financing shares, see Note 28 to the consolidated financial statements. USD loans from subsidiaries in the amount of EUR 429 (2004: EUR 360) are considered part of the net investment in the foreign entity and the exchange results on these loans are included in the currency translation reserve.

AHOLD ANNUAL REPORT 2005	215

Financial statements – Notes to the consolidated financial statements

Note 9, 10, 11

9  OTHER NON-CURRENT LIABILITIES

	January 1, 2006	January 2, 2005
Hedging derivatives intercompany	140	298
Hedging derivatives external	175	133
Other derivatives intercompany	97	86
Other derivatives external	–	3
Total other non-current liabilities	412	520

10  CURRENT LIABILITIES

	January 1, 2006	January 2, 2005
Current portion of loans	–	190
Short-term borrowings from subsidiaries	25	110
Payables to subsidiaries	21	67
Payables to joint ventures and associates	10	7
Deferred gains	–	7
Taxes payable	4	25
Interest	44	41
Dividend cumulative preferred financing shares	44	44
Hedging derivatives intercompany	–	461
Hedging derivatives external	31	4
Other current liabilities	66	90
Total current liabilities	245	1,046

The current liabilities are liabilities that mature within one year.

11  DERIVATIVES

The Company regularly enters into derivative contracts with banks to hedge foreign currency and interest exposures of the Company or its subsidiaries. Derivative contracts that are entered into to hedge exposures of subsidiaries are generally mirrored with intercompany derivative contracts with the subsidiaries that are exposed to the hedged risks on substantially identical terms as the external derivative contracts. In these parent company financial statements the external derivative contracts and the intercompany derivative contracts are presented separately in the balance sheet. In situations where the external derivative contract qualifies for hedge accounting treatment in the consolidated financial statement, the external derivative contract and the intercompany derivative contract are presented as ‘Hedging derivatives external’ and ‘Hedging derivatives intercompany’, respectively, in these parent company financial statements. In situations where the external derivative contract does not qualify for hedge accounting treatment in the consolidated financial statements, the external derivative contract and the intercompany derivative contract are presented as ‘Other derivatives external’ and ‘Other derivatives intercompany’, respectively, in these parent company financial statements. Fair value movements of external derivative contracts that were entered into to hedge the exposures of subsidiaries are in the statement of operations recorded directly in income, where they effectively offset the fair value movements of the mirroring intercompany derivatives, that are also recorded directly in income. The Company has one cash flow hedge to hedge the interest rate and currency exposure on the JPY 33,000 notes and a fair value hedge with a notional amount of EUR 600 to hedge part of the fair value risk on the EUR 1,500 notes. In relation to the cash flow hedge on the JPY 33,000 notes the Company recorded a fair value loss of EUR 51 in the cash flow hedge reserve in 2005 and recognized a loss of EUR 18 in the statements of operations from the cash flow hedge reserve. Details of these derivative contracts and the Company’s risk management strategies are included in Note 34 to the consolidated financial statements and in the tables presented below.

Note 12, 13

Non-current hedging derivatives and other derivatives - assets

	Hedging derivatives external	Hedging derivatives intercompany	Other derivatives external	Other derivatives intercompany	2005 Total	2004 Total
Beginning of year	360	7	86	3	456	660
Contracts matured or terminated	(120)	–	–	–	(120)	–
Fair value changes	(53)	4	33	–	(16)	146
Other movements	–	–	(22)	(1)	(23)	(350)
End of year	187	11	97	2	297	456

Non-current hedging derivatives and other derivatives – liabilities

	Hedging derivatives external	Hedging derivatives intercompany	Other derivatives external	Other derivatives intercompany	2005 Total	2004 Total
Beginning of year	133	298	3	86	520	663
Contracts matured or terminated	–	(120)	–	–	(120)	–
Fair value changes	42	(38)	–	33	37	207
Other movements	–	–	(3)	(22)	(25)	(350)
End of year	175	140	–	97	412	520

Fair value changes include exchange rate differences. Other movements primarily comprises transfers of balances to current derivatives and installments paid on a cross currency interest rate swap that was entered into on behalf of one of the Company’s subsidiaries.

12  COMMITMENTS AND CONTINGENCIES

Bonds and loans issued by certain subsidiaries are guaranteed by the Company, as disclosed in Note 26 to the consolidated financial statements. Guarantees issued by the parent company amount to EUR 736 as of January 1, 2006. Guarantees and legal proceedings are further disclosed in Note 35 to the consolidated financial statements. Assumptions of liability pursuant to section 403, Book 2 of the Netherlands Civil Code are disclosed in Note 38 to the consolidated financial statements.

13  EMPLOYEES

The average number of employees of Koninklijke Ahold N.V. in full-time equivalents during 2005 was 332 (2004: 277). Salaries, social security charges and pension expenses amounted to EUR 67, EUR 6 and EUR 8, respectively, for 2005 (2004: EUR 56, EUR 7 and EUR 8, respectively).

For information on the remuneration of the Corporate Executive Board, the Supervisory Board and other key management personnel, see Note 8 to the consolidated financial statements. For information on the Company’s share-based compensation plans, see Note 9 to the consolidated financial statements.

Corporate Executive Board                                             Supervisory Board

Amsterdam, the Netherlands

March 28, 2006

AHOLD ANNUAL REPORT 2005	217

Other information

Report of independent registered public accounting firm

To the Supervisory Board and Shareholders of Koninklijke Ahold N.V.:

We have audited the accompanying consolidated balance sheets of Koninklijke Ahold N.V. (“Ahold”) as of January 1, 2006 and January 2, 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended (all expressed in Euros). These consolidated financial statements are the responsibility of Ahold’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ahold as at January 1, 2006 and January 2, 2005, and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted in the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

As discussed in Note 37-d to the consolidated financial statements, the consolidated balance sheet as of January 2, 2005 and the related consolidated statement of operations for the year then ended have been restated under US GAAP.

/s/ Deloitte Accountants B.V.

April 13, 2006

Amsterdam, The Netherlands

Ahold statutory profit-sharing statement

The holders of common shares are entitled to one vote per share and to participate in the distribution of dividends and liquidation proceeds. Pursuant to section 39 of the Articles of Association, first a dividend will be declared on cumulative preferred shares and on cumulative preferred financing shares out of net income. The remaining income, after reservations made by the Supervisory Board in consultation with the Corporate Executive Board, will be available for distribution to the common shareholders upon approval at the General Meeting of Shareholders. Upon recommendation of the Corporate Executive Board, with the approval of the Supervisory Board, the General Meeting of Shareholders can decide to pay a dividend wholly or partly in the form of common shares. Amounts not paid in the form of dividends will be added to retained earnings/ accumulated deficit. In the financial statements the dividend on cumulative preferred financing shares is included in the statements of operations. Consequently, net income according to the parent company statements of operations is fully attributable to common shareholders. The proposed profit-sharing statement reads as follows:

	2005	2004
Net income	133	885
Dividends on common shares	–	–
Added to accumulated deficit	133	885

As a result of the Company’s ‘Road to Recovery’ strategy, no interim dividend was paid in 2005 and it is proposed that no final dividend on our common shares will be paid in 2006 with respect to 2005 (2004 and 2003: no interim or final dividend).

AHOLD ANNUAL REPORT 2005	219

Other information

Subsequent events

PRELIMINARY APPROVAL OF SETTLEMENT OF SECURITIES CLASS ACTION IN THE UNITED STATES

In January 2006, the United States District Court for the District of Maryland granted preliminary approval of Ahold’s agreement with the lead plaintiffs to settle the securities class action entitled “In re Royal Ahold N.V. Securities & ERISA Litigation.” The Court also granted certification of the settlement class. The settlement is conditioned on final approval of the District Court for the District of Maryland. Under the terms of the agreement in the securities class action, the lead plaintiffs in the securities class action agree to settle all claims against Ahold in the securities class action for the sum of USD 1,100 (EUR 929). The settlement covers Ahold, its subsidiaries and affiliates, the individual defendants and the underwriters.

SALE OF TWO U.S. DISTRIBUTION FACILITIES

In January 2006, Stop & Shop/Giant-Landover completed the sale of two distribution facilities. An affiliate of Pennsylvania-based Preferred Real Estate Investments acquired the facilities in a combined real estate transaction, the value of which amounted to approximately USD 90 (EUR 76).

SALE OF THREE SHOPPING CENTERS IN POLAND AND THE CZECH REPUBLIC

In March 2006, Ahold completed the sale of three shopping centers in Poland and the Czech Republic to a fund managed by ING Real Estate. The transaction was announced in December 2005 and had a value, consisting of a cash consideration and debt repaid to Ahold, of approximately EUR 108.

Investor relations

The goal of Investor Relations is to provide present and potential investors an accurate portrayal with Ahold’s performance and prospects.

Investor relations goal

We are committed in our communications to serving the interests of both private and institutional investors and of both equity and fixed income investors. We work to ensure the disclosure of timely, orderly, consistent and accurate information to the financial community. In doing so we follow, to the extent reasonably practicable, the guidelines and principles set forth in Regulation FD promulgated by the SEC. We encourage analysts to provide research coverage in our efforts to broaden the investment community’s understanding of Ahold.

In addition to our quarterly results announcements, we host conference calls and analyst meetings. These are available through our website at www.ahold.com. Contact information can be found at the end of this section. For more background and financial information, we invite you to visit our Investor relations section at www.ahold.com.

Share information

Our authorized share capital as of January 1, 2006 is composed of the following:

•	1,250,000 cumulative preferred shares at EUR 500 par value each;
•	500,000,000 cumulative preferred financing shares at EUR 0.25 par value each; and
•	2,000,000,000 common shares at EUR 0.25 par value each.

EXCHANGE	Symbol	Currency
Euronext Amsterdam	AHLN	EUR
NYSE New York (ADSs)	AHO	USD
SWX Zurich	AHO	CHF

Source:	Bloomberg

For additional information about our share capital, see Notes 23 and 28 to our consolidated financial statements included in this annual report.

We are a public limited liability company registered in the Netherlands with listings of shares or depositary shares on the Amsterdam (AEX), New York (NYSE) and Zurich (SWX) stock exchanges. Euronext Amsterdam is the principal trading market for our common shares. As of January 1, 2006, the register of holders of registered restricted shares contained the names of 86 holders having their registered address in the United States. The common shares trade in the United States on the NYSE in the form of ADSs and are evidenced by ADRs. The ADSs trade under the symbol “AHO.”

The Depositary for the ADSs is The Bank of New York. Each ADS evidences the right to receive one common share deposited under a deposit agreement for the ADSs between us and the Depositary dated January 20, 1998. We have been informed by the Depositary that in the U.S., as of December 31, 2005, there were 130,170,424 ADSs outstanding and 50,500 record owners compared with 120,482,052 ADSs outstanding and 59,780 record owners at the end of fiscal year 2004.

AHOLD ANNUAL REPORT 2005	221

Share performance

The table below sets forth the high and low closing prices during the periods indicated for our common shares on Euronext Amsterdam and for our ADSs on the NYSE. The quarters used are our financial quarters.

	Euronext Amsterdam (in EUR per common share)		NYSE (in USD per ADS)

	High	Low	High	Low
Calendar year 2005
First quarter	7.02	5.94	9.14	7.83
Second quarter	7.19	5.82	8.65	7.46
Third quarter	7.45	6.15	9.24	7.47
Fourth quarter	6.59	5.69	7.86	6.76

Calendar year 2004
First quarter	7.40	5.59	9.14	7.23
Second quarter	7.20	5.72	8.68	6.87
Third quarter	6.08	5.04	7.35	6.21
Fourth quarter	5.87	5.22	7.78	6.58

Calendar year 2003	13.60	2.47	14.33	2.95
Calendar year 2002	32.25	10.32	29.16	10.09
Calendar year 2001	37.39	29.13	33.07	26.70

Closing share prices for the most recent six months are as follows:

	Euronext Amsterdam (in EUR per common share)		NYSE (in USD per ADS)

	High	Low	High	Low
October 2005	6.59	5.75	7.86	6.95
November 2005	6.45	5.69	7.51	6.76
December 2005	6.42	6.21	7.64	7.41
January 2006	6.81	6.27	8.15	7.68
February 2006	7.06	6.54	8.39	7.90
March 2006	7.34	6.48	8.80	7.79

> Investor relations

Financial data per share

PER SHARE TABLE	2005	2004	2003	2002	2001
Common shares at year-end	1,555,312,608	1,554,262,947	1,552,603,293	931,106,897	920,979,176
Closing common share price at year-end on Euronext (in EUR)	6.33	5.70	5.83	11.65	32.68
Average closing common share price on Euronext (in EUR)	6.48	6.04	7.32	20.59	33.50
High closing common share price on Euronext (in EUR)	7.45	7.40	13.60	32.25	37.39
Low closing common share price on Euronext (in EUR)	5.69	5.04	2.47	10.32	29.13
Share dividend option per common share	–	–	–	1/100	3/100
Cash dividend option per common share (in EUR)	–	–	–	0.22	0.73
Source:	Euronext/Ahold

Equity weightings

We are included in a number of stock indices. The table below sets forth our equity weightings in the most relevant indices, as of January 1, 2006.

AEX [1]	2.50%
MSCI Pan-Euro [2]	0.20%
DJ EURO STOXX 50 [3]	0.56%
FTS Eurofirst 300 F&DR [4]	10.97%
FTS Eurofirst 300 [5]	0.18%
Source:	Bloomberg
1	The Amsterdam Exchanges Index is a weighted arithmetic index of the 25 leading Dutch stocks traded on the Euronext Amsterdam.
2	The Morgan Stanley Capital International Pan-Euro Index was created to serve as the basis for derivative contracts, exchange traded funds and other passive investment products.
3	The Dow Jones EURO STOXX 50 Index is a capitalization-weighted index of 50 European blue-chip stocks from those countries participating in the EMU.
4	The FTS Eurofirst 300 Food & Drug Retailers Index is a capitalization-weighted index that measures the performance of the food and drug retailers industry sector of the FTS Eurofirst 300 Index.
5	The FTS Eurofirst 300 Index is a capitalization-weighted index which uses free float. It measures the performance of Europe’s largest 300 companies by market capitalization.

Geographic spread of shareholders

AHOLD ANNUAL REPORT 2005	223

Dividends

Prior to fiscal year 2003 we customarily declared dividends on our common shares twice a year. An interim dividend was proposed by our Corporate Executive Board and, with the approval of our Supervisory Board, was generally paid in September of each year. The proposed total dividend for the fiscal year was approved by the Annual General Meeting of Shareholders, which typically has been held in May, and the second, or final, portion of the total yearly dividend was paid after this meeting. We declared an interim dividend for fiscal year 2002 in August 2002 that was paid in September 2002 out of reserves. On March 5, 2003, we announced that we would not pay a final dividend on our common shares for fiscal year 2002 in order to strengthen our financial position.

We currently do not pay a dividend to common shareholders. We plan to pay dividends on the cumulative preferred financing shares in 2006 and we paid an annual dividend on such shares in 2005, in each case as required by the terms of such shares.

Any future determination relating to our dividend policy regarding our common shares will be made at the discretion of the Corporate Executive Board and our Supervisory Board and will reflect present performance, future outlook and balance sheet strength.

The following table gives certain information relating to dividends declared in the years indicated.

Share ownership

Dutch Customer Fund

Employees of our subsidiaries in the Netherlands and customers of our supermarket chain, Albert Heijn, are entitled to invest in units in the AH Vaste Klanten Fonds (“AHVKF”). AEGON Investment Management B.V. is responsible for investing the assets of the AHVKF. Currently, approximately half of the funds of the AHVKF are invested in our common shares listed on Euronext Amsterdam. The other half of the funds of the AHVKF were invested in short term deposits with banks. As of year-end 2005, the AHVKF held 14,434,178 common shares, which is 0.9% of our outstanding common shares. The Supervisory Board of the “AHVK” and AEGON Investment Management B.V. issued a special press release announcing that from January 20, 2006 no new payments from participants will be accepted. The most important reason for this decision was the pending settlement of the Securities Class Action for shareholders like the “AHVK”.

Associates Stock Purchase Plan

Our U.S. employees are able to purchase our ADSs through the Associates Stock Purchase Plan (the “ASPP”) in the U.S. Through the ASPP, employees may choose to purchase ADSs through voluntary payroll deductions. During 2005, approximately 608,517 ADSs were purchased by our U.S. employees pursuant to the ASPP.

	Cash dividend option (EUR)	Translated cash dividend option [1] (USD)	Stock dividend option
Financial year 2001
Interim	0.22	0.20	1 common share per 100 owned
Final	0.51	0.47	2 common shares per 100 owned
Total	0.73	0.67

Financial year 2002
Interim	0.22	0.21	1 common share per 100 owned
Final	–	–
Total	0.22	0.21

Financial year 2003
Total	–	–

Financial year 2004
Total	–	–

Financial year 2005
Total	–	–

1	For financial years 2002, 2001 and 2000, the translated total U.S. dollar dividend amount consisted of the Euro cash dividend translated into U.S. dollars at the noon buying rate on the applicable dividend payment date.

> Investor relations

Financial calendar for 2006

January 2, 2006 – December 31, 2006	Financial year 2006 (52 weeks)
January 12, 2006	Trading statement fourth quarter 2005
March 29, 2006	Results fourth quarter 2005
May 18, 2006	Annual General Meeting of Shareholders
May 24, 2006	Trading statement first quarter 2006
June 21, 2006	Results first quarter 2006
August 10, 2006	Trading statement second quarter 2006
September 7, 2006	Results second quarter 2006
November 2, 2006	Trading statement third quarter 2006
December 1, 2006	Results third quarter 2006

Documents on Display

Copies of this annual report, the documents referred to within this annual report and our Articles of Association as well as the Articles of Association of the Administratie-kantoor and the trust conditions (Administratie voorwaarden) will be available for inspection upon request at our Group Support Office at Piet Heinkade 167-173, 1019 GM Amsterdam, the Netherlands (tel. +31 20 509 5100).

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

Contact information
Ahold Investor Relations	ADR Information
P.O. Box 985	The Bank of New York
1000 AZ Amsterdam	Investor Relations
The Netherlands	Church Street Station
Telephone: +31 (0)20 509 5213	P.O. Box 11258
Fax: +31 (0)20 509 5202	New York, NY 10286-1258
E-mail: investor.relations@ahold.com	United States
Telephone: +1 800 649 4134
Ahold Group Support Office	E-mail: shareowner-svcs@bankofny.com
Piet Heinkade 167-173	www.adrbny.com
1019 GM Amsterdam
The Netherlands www.ahold.com

AHOLD ANNUAL REPORT 2005	225

Additional information

LABOR RELATIONS

Employees

During 2005, we had an average number of 168,568 full time employee equivalents compared to 231,003 in 2004 and 262,409 in 2003. The number of employees decreased in 2005 compared to 2004 primarily because of our divestment of BI-LO/Bruno’s and our Spanish and South American operations.

For information about the average number of persons employed by us in 2005, see the table “Average number of employees in full-time equivalents” in Note 5 to our consolidated financial statements included in this annual report.

Union relations and works councils

As of January 1, 2006, approximately 94,000 employees in our U.S. retail operating companies and approximately 5,000 employees in our U.S. Foodservice operating companies were represented by unions. Collective labor agreements covering approximately 11% of our total U.S. retail employees will expire for the Stop & Shop/Giant-Landover Arena in the period of May 2006 until October 2006, for the Giant-Carlisle/Tops Arena the collective labor agreements have expired in September 2005. Currently the Giant-Carlisle/Tops Arena are continuing to honor the terms of the expired collective labor agreements on a week-to-week basis, as they are negotiating the terms for the replacement of the collective labor agreements. Approximately 6% of our total U.S. Foodservice employees are covered by collective labor agreements that are scheduled to expire in the period of January 2006 until September 2006.

During 2005 we renewed most of our relevant collective labor agreements relating our Dutch operations. We were able to manage this without being confronted with industrial actions. Most of our Dutch collective labor agreements will not expire before April 2007. Only the collective labor agreement covering the majority of our Dutch distribution employees, which will expire in April 2006, will have to be renewed and we anticipate commencing the bargaining process with the relevant trade unions in April 2006.

Also in our Dutch operations, we currently have works councils at Ahold Nederland B.V. and all our operating subsidiaries in the Netherlands. A works council is a representative body of the employees of a Dutch enterprise elected by the employees. The management board of any company that runs an enterprise with a works council must seek the advice of the works council before taking certain decisions with respect to the enterprise, such as those related to a major restructuring, or a change of control. If the decision to be taken, in respect of these matters, is not in line with the advice of the works council, the implementation of the relevant decision must be suspended for one month. The management board must also seek advice for a proposal to appoint or dismiss a member of the management board. During the one month suspension period, the works council may file an appeal against the decision with the Enterprise Chamber (Ondernemingskamer) of the Court of Appeals in Amsterdam. Other decisions directly involving employment matters that apply either to all employees, or certain groups of employees, such as those affecting associate compensation systems, or pension or profit sharing plans, may only be taken with the works council’s approval. Absent such prior approval, the decision may nonetheless be taken with the prior approval of the Court (Rechtbank). As Ahold Nederland B.V. is subject to the mitigated structure regime, a works council may recommend a candidate for appointment to the supervisory board and may also object to the appointment of a proposed candidate to the supervisory board.

Although only a minority of our employees in the Czech Republic are union members the relation with the Trade Union are stable, all of our employees are covered by a collective labor agreement. The collective labor agreement will not expire before December 31, 2007. A very small minority of our employees in Slovakia are union members.

We consider our labor relations to be satisfactory.

> Additional information

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

IT OUTSOURCING AGREEMENTS

On November 14, 2005, we signed three outsourcing agreements relating to different aspects of our information technology (“IT”) systems. The first agreement is with Electronic Data Systems Corporation, EDS Information Services, L.L.C. and their subsidiaries (“EDS”) pursuant to which EDS has undertaken to provide us with global IT enterprise outsourcing, including applications maintenance services in the U.S. As part of the agreement, EDS will assume responsibility for maintaining our global IT infrastructure, which will include hosting our mainframe and midrange servers and providing local-area network and voice network support. Under the agreement, EDS provides consolidated IT helpdesk support for more than 10,000 of our users. EDS will also manage our workplace desktops, laptops and printers, as well as our e-mail clients. As part of the arrangement with EDS, approximately 450 of our employees located in the U.S. and the Netherlands are being transitioned to EDS. The second agreement is with Atos Origin Nederland B.V. (“Atos Origin”) pursuant to which Atos Origin has undertaken to provide us with IT application maintenance and support services in the Albert Heijn Arena. The third agreement is with NCR Nederland N.V. (“NCR”) pursuant to which NCR has undertaken to provide us with in-store IT support services in the Albert Heijn Arena.

The initial term of each of the three agreements is for a period of five years, which started in December 2005. At our sole discretion and by prior written notice, we are entitled to extend the term of each agreement for two additional one-year periods. Further extensions require mutual consent.

The agreements contain customary termination provisions, including our right to terminate each agreement for convenience by providing six months prior written notice and payment of early termination fees. We also have the right to terminate the agreements within nine months following a change of control of Ahold or one of our outsourcing partners. Each of our outsourcing partners may only terminate their respective agreement in the event we should fail to timely pay certain periodic charges. The agreements also contain customary restrictions with respect to assignment of rights and obligations under the agreements.

Pursuant to the terms and conditions of the three IT outsourcing agreements and based on expected levels of services, we expect our total costs during the initial five-year terms to be approximately EUR 467 million. For more information regarding these outsourcing agreements, see “Management’s discussion and analysis – 2006 and onward – Overview of our retail strategy – IT outsourcing agreements.”

AHOLD ANNUAL REPORT 2005	227

TAXATION

Dutch taxation

The following is a summary of material tax consequences in the Netherlands of the acquisition, ownership and disposition of our ADSs, our common shares and cumulative preferred financing shares under current Dutch law. This summary does not, however, discuss every aspect of such taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law, nor does it address the income taxes imposed by any political subdivision of the Netherlands or any tax imposed by any other jurisdiction. The laws upon which such discussion is based are subject to change, possibly with retroactive effect. Each holder and prospective investor should consult his or her own tax advisor with respect to the tax consequences of acquiring, owning and disposing of ADSs and/or common shares and/or cumulative preferred financing shares.

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

Withholding tax

Dividends distributed by us are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. The expression “dividends distributed by us” as used herein includes, but is not limited to: (i) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital, which capital is not recognized as such for Dutch dividend withholding tax purposes; (ii) liquidation proceeds, proceeds from the redemption of ADSs, common shares and/or cumulative preferred financing shares or, as a rule, consideration for the repurchase by us of our ADSs and/or common shares and/or cumulative preferred financing shares in excess of the average paid-in capital which capital is recognized as such for Dutch dividend withholding tax purposes; (iii) the par value of ADSs and/or common shares and/or cumulative preferred financing shares issued to a holder of ADSs, common shares and/or cumulative preferred financing shares or an increase of the par value of ADSs, common shares and/or cumulative preferred financing shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made and (iv) partial repayment of paid-in capital, which is recognized as such for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless the General Meeting of Shareholders has resolved in advance to make such repayment and provided that the par value of the ADSs and/ or common shares and/or cumulative preferred financing shares concerned has been reduced by an equal amount by way of an amendment to the Articles of Association.

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

> Additional information

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

Under certain circumstances, a transfer to the Dutch tax authorities of the full amount of withholding tax withheld will not be required with respect to dividend distributions out of dividends received from our qualifying foreign affiliates. The amount not required to be transferred to the Dutch tax authorities amounts to 3% of the gross amount of any dividend paid on the ADSs and/or common shares, which is subject to Dutch withholding tax, but cannot exceed 3% of the gross dividends received from our qualifying foreign affiliates during the calendar year until the withholding date and the two previous calendar years, excluding distributions that have been taken into account in respect of the determination of a previous reduction of withholding tax to be transferred. This reduction is not paid out to holders of ADSs, common shares and/or preferred financing shares, but remains with us instead. The classification of this reduction for foreign tax purposes is not clear.

Taxes on income and capital gains

A holder of ADSs, common and/or cumulative preferred financing shares will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by us or in respect of any gain realized on the disposal of ADSs and/or common and/or cumulative preferred financing shares (other than the withholding tax described above), provided that: (i) such holder is neither resident nor deemed to be a resident nor opting to be taxed as a resident of the Netherlands; (ii) such holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the ADSs, common and/or cumulative preferred financing shares are attributable; (iii) such holder is not deemed to have a Dutch enterprise (werkzaamheid) to which enterprise the ADSs, common and/or cumulative preferred financing shares are attributable; (iv) such holder is not an individual performing other activities in the Netherlands in respect of the ADSs and/or common and/or cumulative preferred financing shares, including activities which are beyond the scope of normal active portfolio investment activities; and

AHOLD ANNUAL REPORT 2005	229

(v) such holder does not have a substantial interest or a deemed substantial interest in Ahold or, if such holder does have such an interest, it forms part of the assets of an enterprise, not being a Dutch enterprise as mentioned under ii or iii.

Generally, a holder of ADSs and/or common and/or cumulative preferred financing shares will not have a substantial interest if he/she or his/her partner, certain other relatives (including foster children) or certain persons sharing his/her household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares and/or ADSs representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire ADSs and/or shares, whether or not already issued, that represent at any time (and from time to time) 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or the ownership of certain profit participating certificates that relate to 5% or more of our annual profit and/or 5% or more of our liquidation proceeds. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, in a transaction where taxation was deferred, and the remaining shares do not qualify as a substantial interest as described above.

Gift, estate and inheritance taxes

No gift, estate or inheritance taxes will arise in the Netherlands with respect to an acquisition of ADSs, common and/or cumulative preferred financing shares by way of a gift by, or on the death of, a holder of ADSs and/or common and/or cumulative preferred financing shares who is neither resident nor deemed to be a resident of the Netherlands, unless: (i) the holder on the date of the gift has, or on the date of his/her death had, an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of such enterprise, as the case may be, the ADSs, common and/or cumulative preferred financing shares are or were attributable; or (ii) in the case of a gift of ADSs, common and/or cumulative preferred financing shares by an individual , such individual dies within 180 days following the date of the gift, while being, at the moment of his or her death, a resident or deemed resident of the Netherlands.

For purposes of Dutch gift, estate and inheritance tax, an individual who holds the Dutch nationality will be deemed to be resident in the Netherlands if he/she has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his/her death. For purposes of Dutch gift and inheritance tax, an individual not holding the Dutch nationality will be deemed to be resident in the Netherlands if he/she has been resident in the Netherlands at any time during the twelve months preceding the date of the gift or inheritance.

Other Dutch taxes and duties

No registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands in respect of or in connection with holding ADSs and/or common and/or cumulative preferred financing shares.

Dutch Taxation for Resident ADS and/or Common Shareholders – Withholding Tax

The following discussion is intended only for the following ADS and/or common and/or cumulative preferred financing shareholders or investors:

•	individuals who are a resident or deemed to be a resident in the Netherlands for tax purposes or who have opted to be taxed as a resident in the Netherlands, excluding (i) individuals who invest in ADSs and/or common and/or cumulative preferred financing shares that form part of a substantial interest or a deemed substantial interest in Ahold or (ii) individuals who are, or are deemed to be, Ahold’s employees, director or board members or individuals who are, or are deemed to be, employees, directors, board members of companies related to us (the “Dutch Individuals”); and
•	corporate entities, which term includes associations which are taxable as corporate entities, that are resident or deemed to be resident in the Netherlands for tax purposes, excluding corporate entities that are (i) not subject to Dutch corporate income tax, (ii) exempt from such corporate income tax, including but not limited to pension funds (pensioenfondsen) as defined under Dutch law or (iii) investment institutions (beleggings-instellingen) as defined under Dutch law.

Individual and corporate income tax

Dutch individuals not engaged in an enterprise

A Dutch individual (i) who holds ADSs and/or common and/ or cumulative preferred financing shares that are not attributable to an enterprise of which such a Dutch individual derives a share of the profit, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or an ADS and/or shareholder, (ii) who is not performing other activities (werkzaamheid) in respect of the

> Additional information

ADSs and/or common and/or cumulative preferred financing shares, including but not limited to activities which are beyond the scope of active portfolio investment activities, and (iii) who does not have a substantial interest or a deemed substantial interest in us, generally is subject to income tax at a rate of 30% on a deemed yield of 4% of the average market value of the ADSs and/or common and/ or cumulative preferred financing shares at the beginning and the end of the year, insofar as that average exceeds the general exemption (heffingvrij vermogen).

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

Withholding tax

Dividends distributed by us are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. See “Dutch Taxation for Non-Resident ADSs, Common and/or Preferred Shareholders—Withholding Tax” above for a definition of “dividends distributed by us” as used herein.

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

According to an anti-dividend stripping provision, no exemption from, credit, reduction or refund of, Dutch dividend withholding tax will be granted if the ultimate recipient of a dividend paid by us is not considered to be the beneficial owner of such dividend. See “Dutch Taxation for Non-Resident ADSs, Common and/or Preferred Shareholders – Withholding Tax” above for a description of who is considered a “beneficial owner.”

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

U.S. federal income taxation

The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our common shares or ADSs. This summary addresses only the U.S. federal income tax considerations of holders that were initial purchasers of common shares or ADSs at the initial issue price and hold common shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received common shares or ADSs as compensation for the performance of services, persons that will hold common shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes, certain former citizens or long-term residents of the United States, persons that have a “functional currency” other than the U.S. dollar or holders that own (or are deemed to own) 10% or more (by voting power or value) of our common shares or ADSs. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our common shares or ADSs.

This summary is based on (1) the federal tax laws of the U.S. as in effect and available on the date of this annual report, including the Internal Revenue Code, as amended, judicial decisions, administrative pronouncements, and currently effective and proposed U.S. Treasury Regulations,

AHOLD ANNUAL REPORT 2005	231

each as available on the date hereof, and (2) the representations and covenants of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

> Additional information

benefits of such treaty and the dividends are not effectively connected with a permanent establishment or fixed base of such U.S. Holder that is situated in the Netherlands.

For purposes of calculating the U.S. foreign tax credit, dividends paid by us will generally constitute passive income, or in the case of certain U.S. Holders, financial services income. U.S. Holders should note, however, that the “financial services income” category will be eliminated for taxable years beginning after December 31, 2006, and the foreign tax credit limitation categories after such time will be limited to “passive category income” and “general category income.” U.S. Holders should consult their tax advisors regarding the availability of, and limitations on, any such foreign tax credit.

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

With respect to the sale or exchange of common shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the common shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if he/she elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. Subject to the discussion under “Backup Withholding Tax and Information Reporting Requirements” below in this section, a Non-U.S. Holder of common shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such common shares or ADSs unless (1) such gain is effectively connected with the conduct by such Non- U.S. Holder of a trade or business in the U.S. or (2) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

AHOLD ANNUAL REPORT 2005	233

> Additional information

Backup withholding tax and information reporting requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common shares or ADSs made within the U.S., or by a U.S. payor or U.S. middleman to a holder of common shares or ADSs (other than an “exempt recipient” which is a payee, including a corporation, a payee that is not a U.S. person that provides an appropriate certification, and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the, sale or redemption of, common shares or ADSs within the U.S. to a holder, or by a U.S. payor or U.S. middleman (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding rate is 28% for years 2003 through 2010.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total expenses incurred by us and our subsidiaries for services provided by our independent auditor, Deloitte Accountants B.V. and its member firms and/or affiliates (“Deloitte”), for the past three years:

Euros in thousands	2005	2004	2003
Audit Fees	17,009	25,185	19,671
Audit-Related Fees	3,187	2,389	810
Tax Fees	–	27	687
All Other Fees	–	–	96
Total	20,196	27,601	21,264

Audit fees

Audit fees principally constitute fees billed for professional services rendered by Deloitte for the audit of our consolidated financial statements for each of the years 2003, 2004 and 2005. It also encompasses the review of the financial statements included in interim consolidated financial statements for the third quarter of 2003 and 2004 and the second and third quarter of 2005 including fees related to statutory financial statements. The 2004 audit fees also included fees for audits of closing balances for divested entities and fees for the audit of the conversion to IFRS.

Audit-related fees

Audit-related fees constitute fees billed for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of our consolidated financial statements, other than the services reported above under “Audit Fees,” in each of the years 2003, 2004 and 2005.

Tax fees

Tax fees constitute fees billed for professional services rendered by Deloitte for tax compliance, tax advice and tax planning in each of 2003, 2004 and 2005.

All other fees

All other fees constitute the aggregate fees billed for products and services, other than the services reported above under “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” provided by Deloitte in each of 2003, 2004 and 2005.

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

AHOLD ANNUAL REPORT 2005	235

Cross-reference to Form 20-F

The cross-reference table below indicates where each Form 20-F Item is included within this annual report. Certain Form 20-F requirements not appearing elsewhere in this annual report are included following this cross-reference table.

Item		Required Item in Form 20-F	Page reference
Part I
1		Identity of Directors, Senior Management and Advisors	N/A

2		Offer Statistics and Expected Timetable	N/A

3		Key Information
	3A	Selected financial data	3-5, 224
	3B	Capitalization and indebtedness	N/A
	3C	Reasons for the offer and use of proceeds	N/A
	3D	Risk factors	39-45

4		Information on the Company
	4A	History and development of the company	28, 46-59, 91, 104-113, 126-130, 224-225, 240
	4B	Business overview	46-74, 106-113
	4C	Organizational structure	46, 53, 56, 209-210
	4D	Property, plant and equipment	46-52

4A		Unresolved Staff Comments	N/A

5		Operating and Financial Review and Prospects
	5A	Operating Results	53-84
	5B	Liquidity and capital resources	54-55, 74-84, 140-141, 151-155, 158-160, 167-174
	5C	Research and development, patents and licenses, etc.	N/A
	5D	Trend information	7-10, 53-84
	5E	Off-balance sheet arrangements	78-79, 167-174
	5F	Tabular disclosure of contractual obligations	78
	5G	Forward-looking statements notice	238-239

6		Directors, Senior Management and Employees
	6A	Directors and senior management	14-22
	6B	Compensation	21, 23-27, 114-122
	6C	Board practices	18-22, 28-31
	6D	Employees	5, 7, 112-113, 226
	6E	Share ownership	115-122, 141-143, 162, 223-224

7		Major Shareholders and Related Party Transactions
	7A	Major shareholders	34
	7B	Related party transactions	139, 160-162
	7C	Interests of experts and counsel	N/A

8		Financial Information
	8A	Consolidated statements and other financial information	2-5, 31-35, 85-220, 224
	8B	Significant changes	7-10, 53-84, 220

> Cross-reference to Form 20-F

9		The Offer and Listing
	9A	Offer and listing details	221-223
	9B	Plan of distribution	N/A
	9C	Markets	221
	9D	Selling shareholders	N/A
	9E	Dilution	N/A
	9F	Expenses of the issue	N/A

10		Additional Information
	10A	Share capital	N/A
	10B	Memorandum and articles of association	28-35, 224-225
	10C	Material contracts	115-116, 154-155
	10D	Exchange controls	226
	10E	Taxation	227-233
	10F	Dividends and paying agents	N/A
	10G	Statement by experts	N/A
	10H	Documents on display	225
	10I	Subsidiary information	N/A

11		Quantitative and Qualitative Disclosures about Market Risk	83-84, 162-166

12		Description of Securities other than Equity Securities	N/A

Part II
13		Defaults, Dividend Arrearages and Delinquencies	N/A

14		Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A

15		Controls and Procedures	36-38

16		Reserved
	16A	Audit Committee Financial Expert	31
	16B	Code of Ethics	30, 36
	16C	Principal Accountant Fees and Services	234
	16D	Exemptions from the listing standards for audit committees	N/A
	16E	Purchases of equity securities by the issuer and affiliated purchaser	N/A

Part III
17		Financial Statements	N/A

18		Financial Statements	2, 85-220

19		Exhibits	Filed with the SEC

AHOLD ANNUAL REPORT 2005	237

Forward-looking statements notice

Certain statements contained in this annual report are “forward-looking statements” within the meaning of the U.S. federal securities laws. Those statements include, but are not limited to:

•	expectations as to changes in net sales, operating income and certain expenses in respect of certain of our operations, price fluctuations and estimations of the factors that will cause such expected changes;
•	expectations as to reduction of our debt and the consequences on our financial position, results of operations and liquidity;
•	expectations as to the tax rate and our tax position;
•	expectations as to the impact of operational improvements on productivity levels, operating income and profitability in our stores;
•	expectations as to the savings and synergies from our arena strategy, new projects and programs and from increased cooperation between our subsidiaries;
•	statements as to the timing, effects, limits and effectiveness of the remedial measures we have taken or are taking to strengthen our internal controls and of improvements and other changes to our accounting policies, internal control systems and corporate governance;
•	expectations as to our financial position and prospects, our initiatives to lower costs, our access to liquidity, the sufficiency of our working capital and the sufficiency of our existing credit facilities, our letter of credit requirements, exposure to currency exchange and interest rate fluctuations, as well as to the timing and amounts of certain repayments under our existing indebtedness and the sources of funds available for such payments and the impact of our financial plan and strategy;
•	statements regarding meeting the criteria for investment grade rating from the two applicable rating agencies;
•	statements as to the timing, scope and impact of certain divestments, dispositions or acquisitions, the amount of proceeds to be raised and the use of proceeds from such divestments, dispositions or acquisitions;
•	expectations as to the growth in the retail and foodservice industries;
•	expectations as to trends in fuel cost, pension and health care costs, insurance costs and coverage, exchange rate fluctuations and food price inflation;
•	statements regarding the timing, scope, progress and expected impact of the U.S. Foodservice strategy and recovery plan, including its training program, the reorganization of its operations, the integration and improvement of its operating platforms, the strengthening of its governance and internal controls and the restoration of its procurement leverage;
•	statements regarding re-engineering of the food retail business and store operations, consolidating and streamlining within this re-engineering, and improving our product assortment;
•	statements as to the expected timing, strategy, outcome, cost and impact of certain legal proceedings and investigations and the sufficiency of our available defenses and responses;
•	statements as to the extent of our obligations under certain contingent liabilities;
•	expectations as to the cost of contributions to certain pension plans and other employee benefit plans, and the review of such plans;
•	statements as to the amount and timing of any future dividend payments;
•	expectations as to our competitive position, industry consolidation and the impact of the weakened economy on our business, liquidity and results of operations and financial position;
•	expectations regarding our growth and capital expenditures;
•	statements as to our goals and future strategy with respect to supplier and customer relationships, market positioning, net sales growth, portfolio strategy and operating margin;
•	expectations as to our information technology outsourcing initiative;
•	expectations as to the impact of the settlement of the securities class action on our operations, liquidity and business;
•	expectations as to the timing of certain appointments of key executive personnel;
•	expectations as to corporate executive board compensation;
•	expectations as to our relationships with the relevant trade unions and retention of personnel; and
•	expectations as to environmental risks and regulations.

> Forward-looking statements notice

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include, but are not limited to:

•	our liquidity needs exceeding expected levels, amounts available under our credit facilities and our ability to refinance our debt obligations maturing in 2006;
•	our ability to maintain normal terms, or improve terms, with suppliers and customers;
•	our ability to successfully reorganize U.S. Foodservice;
•	our ability to address legal obstacles to the consummation of certain divestments and acquisitions and to satisfy other closing conditions to certain divestments and acquisitions;
•	our ability or the ability of any of our arenas and operating companies to implement and successfully complete their plans and strategies or delays or additional costs encountered in connection with their implementation;
•	the effect of general economic conditions and fluctuations in food prices;
•	difficulties encountered in the cooperation efforts among our subsidiaries and the implementation of new operational improvements;
•	diversion of management’s attention, the loss of key personnel, the integration of new members of management, our ability to attract, retain and unexpected delays in appointing key executives and employees;
•	our ability to strengthen our internal controls and the amount of resources required to implement and maintain strengthened accounting systems and controls;
•	increases in competition in the markets in which our subsidiaries and joint ventures operate and changes in marketing methods utilized by competitors;
•	fluctuations in interest rates in the countries in which we operate and in exchange rates between the euro and the other currencies in which our assets, liabilities and operating income are denominated, in particular, the U.S. dollar;
•	our ability to maintain our market share in the markets in which we operate;
•	the effect of announced accounting treatment on certain charges and expenses;
•	the results of pending or future legal proceedings to which we and certain of our current and former directors, officers and employees are, or may be, a party;
•	the actions of government regulators and law enforcement agencies;
•	any downgrading of our credit ratings or our inability to return to an investment grade profile;
•	sufficiency of our insurance coverage and any increases in insurance premiums;
•	our ability to successfully outsource information technology within the allotted cost and time period;
•	our ability to maintain normal relations with personnel and trade unions;
•	the potential adverse impact of any disclosures made in this annual report on our results of operations and liquidity; and
•	other factors discussed elsewhere in this annual report.

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

AHOLD ANNUAL REPORT 2005	239

Contact information

General information

Ahold Communications

P.O. Box 985

1000 AZ Amsterdam

The Netherlands

Telephone: +31 (0)20 509 5100

Fax: +31 (0)20 509 5110

Email: communications@ahold.com

Shareholder information

Ahold Investor Relations

P.O. Box 985

1000 AZ Amsterdam

The Netherlands

Telephone: +31 (0)20 509 5213

Fax: +31 (0)20 509 5202

Email: investor.relations@ahold.com

ADR information

The Bank of New York

Investor Relations

Church Street Station

P.O. Box 11258

New York, NY 10286-1258

United States

Telephone: +1 800 649 4134

Email: shareowner-svcs@bankofny.com

www.adrbny.com

Visiting address

Ahold Group Support Office

Piet Heinkade 167-173

1019 GM Amsterdam

The Netherlands

www.ahold.com

Trade Register No. 35000363

Design & Realization: Dart Design Amsterdam

Printed by: Hollandia Printing, Heerhugowaard

PART III

Item 18.	FINANCIAL STATEMENTS

The Company’s consolidated financial statements are set forth on pages 85 through 220 of the 2005 Annual Report to Shareholders, which information is incorporated herein by reference.

Separate consolidated financial statements and notes thereto for ICA are being filed pursuant to Rule 3-09 of Regulation S-X, see Exhibit 15.1 to the 2005 Annual Report to Shareholders.

Item 19.	EXHIBITS

EXHIBITS

EXHIBIT	DESCRIPTION
1.1	English translation of Articles of Association of the Company, as amended on March 3, 2004, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

2.1	Amended and Restated Agency Agreement, dated August 8, 2002, between the Company, Koninklijke Ahold N.V., Zaandam, Geneva Branch, Ahold Finance Europe B.V. and Ahold Finance U.S.A., LLC, as Issuers, the Company, as Guarantor, Dexia Banque Internationale à Luxembourg S.A., as Agent, and ABN AMRO Bank N.V., as Paying Agent, incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended January 2, 2005.[1,2]

4.1	Amended and Restated Employment Agreement between the Company and Anders Moberg dated October 14, 2003, incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 29, 2002.

4.2	Employment Agreement between the Company and Hannu Ryöppönen dated June 18, 2003, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 29, 2002.

4.3	Employment Agreement between the Company and Peter Wakkie dated October 9, 2003, incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

4.4	Employment Agreement between the Company and John Rishton dated September 14, 2005.

4.5	Restated Employment Agreement between the Company and Theo de Raad effective April 23, 2004, incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the fiscal year ended January 2, 2005.

4.6	Credit Facility, dated May 17, 2005, between the Company and ABN AMRO Bank N.V., Bank of America N.A., BNP Paribas, Citibank International plc, ING Bank, N.V., J.P. Morgan Chase Bank N.A. and Coöperative Centrale Raiffeisen-Boerenleenbank B.A. and certain banks and financial institutions, as lenders.[2]

4.7	Amendment agreement, dated October 31, 2005, between the Company and ABN AMRO Bank N.V., Bank of America N.A., BNP Paribas, Citibank International plc, ING Bank, N.V., J.P. Morgan Chase Bank N.A. and Coöperative Centrale Raiffeisen-Boerenleenbank B.A. and certain banks and financial institutions, as lenders, relating to the Credit Facility dated May 17, 2005.[2]

4.8	Employment Agreement among the Company, Ahold U.S.A., Inc. and William Grize, effective June 1, 2004, incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the fiscal year ended January 2, 2005.

8.1	For significant subsidiaries as of the end of the fiscal year covered by this annual report on Form 20-F please see the information on pages 209 through 210 of the Financial Statements—Note 38—“List of subsidiaries, joint ventures and associates,” which information is incorporated herein by reference.

9.1	Consent of Deloitte Accountants B.V., independent auditors to the Company.

9.2	Consent of Deloitte AB, independent auditors to ICA.

11.1	Ahold Global Code of Professional Conduct and Ethics, effective as of March 1, 2005, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended January 2, 2005.

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[3]

13.2	Certification of the principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[3]

15.1	Consolidated financial statements and notes thereto for ICA.

[1]	Pursuant to Instruction 2(b)(i) as to Exhibits in Form 20-F, various instruments defining the rights of long-term debt of the Company are not being filed herewith because the total of securities authorized under each such instrument does not exceed 10% of the total assets of the Company. The Company hereby agrees to furnish a copy of any such instrument to the SEC upon request.

[2]	This agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about the Company. Such information can be found elsewhere in this Form 20-F and in other public filings the Company makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov. The agreement contains representations and warranties by the Company and the other parties to the agreement. The representations and warranties reflect negotiations between the parties to the agreement and, in certain cases, merely represent allocation decisions among the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to the agreement and may be limited or modified by a variety of factors, including: subsequent events, information included in public filings, disclosures made during negotiations, correspondence between the parties and disclosure schedules to the agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact.

[3]	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

245

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

Koninklijke Ahold N.V.

By:	/s/ Anders C. Moberg
Name:	Anders C. Moberg
Title:	President, Chief Executive Officer and Member of the Corporate Executive Board

Date: April 13, 2006

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
1.1	English translation of Articles of Association of the Company, as amended on March 3, 2004, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

2.1	Amended and Restated Agency Agreement, dated August 8, 2002, between the Company, Koninklijke Ahold N.V., Zaandam, Geneva Branch, Ahold Finance Europe B.V. and Ahold Finance U.S.A., LLC, as Issuers, the Company, as Guarantor, Dexia Banque Internationale à Luxembourg S.A., as Agent, and ABN AMRO Bank N.V., as Paying Agent, incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended January 2, 2005.[1,2]

4.1	Amended and Restated Employment Agreement between the Company and Anders Moberg dated October 14, 2003, incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 29, 2002.

4.2	Employment Agreement between the Company and Hannu Ryöppönen dated June 18, 2003, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 29, 2002.

4.3	Employment Agreement between the Company and Peter Wakkie dated October 9, 2003, incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

4.4	Employment Agreement between the Company and John Rishton dated September 14, 2005.

4.5	Restated Employment Agreement between the Company and Theo de Raad effective April 23, 2004, incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F for the fiscal year ended January 2, 2005.

4.6	Credit Facility, dated May 17, 2005, between the Company and ABN AMRO Bank N.V., Bank of America N.A., BNP Paribas, Citibank International plc, ING Bank, N.V., J.P. Morgan Chase Bank N.A. and Coöperative Centrale Raiffeisen-Boerenleenbank B.A. and certain banks and financial institutions, as lenders.[2]

4.7	Amendment agreement, dated October 31, 2005, between the Company and ABN AMRO Bank N.V., Bank of America N.A., BNP Paribas, Citibank International plc, ING Bank, N.V., J.P. Morgan Chase Bank N.A. and Coöperative Centrale Raiffeisen-Boerenleenbank B.A. and certain banks and financial institutions, as lenders, relating to the Credit Facility dated May 17, 2005.[2]

4.8	Employment Agreement among the Company, Ahold U.S.A., Inc. and William Grize, effective June 1, 2004, incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the fiscal year ended January 2, 2005.

8.1	For significant subsidiaries as of the end of the fiscal year covered by this annual report on Form 20-F please see the information on pages 209 through 210 of the Financial Statements—Note 38—“List of subsidiaries, joint ventures and associates,” which information is incorporated herein by reference.

9.1	Consent of Deloitte Accountants B.V., independent auditors to the Company.

9.2	Consent of Deloitte AB, independent auditors to ICA.

11.1	Ahold Global Code of Professional Conduct and Ethics, effective as of March 1, 2005, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended January 2, 2005.

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[3]

13.2	Certification of the principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[3]

15.1	Consolidated financial statements and notes for ICA.

[1]	Pursuant to Instruction 2(b)(i) as to Exhibits in Form 20-F, various instruments defining the rights of long-term debt of the Company are not being filed herewith because the total of securities authorized under each such instrument does not exceed 10% of the total assets of the Company. The Company hereby agrees to furnish a copy of any such instrument to the SEC upon request.
[2]	This agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about the Company. Such information can be found elsewhere in this Form 20-F and in other public filings the Company makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov. The agreement contains representations and warranties by the Company and the other parties to the agreement. The representations and warranties reflect negotiations between the parties to the agreement and, in certain cases, merely represent allocation decisions among the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to the agreement and may be limited or modified by a variety of factors, including: subsequent events, information included in public filings, disclosures made during negotiations, correspondence between the parties and disclosure schedules to the agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact.
[3]	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.