Form 20-F
period 2006-12-31
ROYAL AHOLD
filed 2007-03-29
CIK 869425

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ...............

Commission file number 001-12510

Koninklijke Ahold N.V.

(Exact name of Registrant as specified in its charter)

Royal Ahold

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Piet Heinkade 167 – 173, 1019 GM Amsterdam, The Netherlands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common shares at a par value of EUR 0.25 each, represented by American Depositary Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Cumulative preferred financing shares at a par value of EUR 500 per share	369,217,000
Common shares at a par value of EUR 0.25 per share	1,555,678,000

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

The information required by Form 20-F is contained in the following 2006 Annual Report to Shareholders of Koninklijke Ahold N.V. (the “Company”) prepared in accordance with Dutch regulations, except as otherwise provided herein. Cross references between the Form 20-F requirements and the corresponding pages of the Annual Report 2006 to Shareholders are set out in the “Cross-reference to Form 20-F” section on pages 152 and 153 of the Annual Report 2006 to Shareholders.

# Ahold

Annual Report 2006

ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL & GALL GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA NORTH STAR FOODSERVICE PEAPOD PINGO DOCE STOP & SHOP TOPS U.S. FOODSERVICE / **WE MAKE IT EASY TO CHOOSE THE BEST**

Life is about making choices.

We are dedicated to making it easy for our customers to choose the best. The best products, the best quality, the best prices, and the best choices for a healthy lifestyle.

Our profile

Ahold is an international group of quality supermarket and foodservice operators based in the United States and Europe. We are dedicated to providing an easy, convenient and appealing shopping experience through a continuous focus on the customer. We are committed to offering consumers the best value, the highest quality and healthy choices, while also creating value for our shareholders.

To set ourselves apart from the competition, and further increase customer loyalty, we are working to build our banners into powerful local consumer brands. As a Group, we are able to leverage knowledge and scale across our businesses, in order to operate in a simple, responsible and efficient way.

We love being in the food business. We believe our people make the difference as we strive to build strong relationships with our customers and answer their needs. Our aim is to achieve continuous and sustainable growth, in part by innovating products, services and store formats.

AHOLD ANNUAL REPORT 2006	1

General information

Ahold is a public limited liability company registered in the Netherlands with listings of shares or depositary shares on the Amsterdam and New York stock exchanges.

This is Ahold’s Annual Report for the financial year ended December 31, 2006, prepared in accordance with Dutch regulations. It also forms a substantial part of its Form 20-F, which will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Cross-references to the Form 20-F are set out in the “Cross-reference to Form 20-F” section included in this Annual Report.

In this Annual Report, “we,” “us,” “our,” the “Company,” the “Group” and “Ahold” refer to Koninklijke Ahold N.V. together with its subsidiaries, unless the context indicates otherwise. The Company prepared its consolidated financial statements included in this Annual Report in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”). All standards and all interpretations issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the “IFRIC”) effective for 2006 have been adopted by the EU, except that the EU carved out certain hedge accounting provisions of IAS 39. Ahold does not utilize this carve out permitted by the EU. Consequently, the accounting policies applied by Ahold also comply fully with IFRS. In Note 35 to the Company’s consolidated financial statements Ahold has provided a reconciliation to accounting principles generally accepted in the United States (“US GAAP”).

Separate financial statements for Ahold’s joint ventures ICA AB (“ICA”) and Jerónimo Martins Retail (“JMR”) have not been included in this Annual Report. Separate financial statements for ICA and JMR are required to be filed with the SEC in accordance with Rule 3-09 of Regulation S-X. Ahold intends to file any required separate financial statements as an exhibit to the Company’s Annual Report on Form 20-F or as an amendment to the Annual Report on Form 20-F once these financial statements have been completed in a form that is appropriate for such filing.

This Annual Report includes forward-looking statements that involve risks and uncertainties that are discussed in more detail in the “Forward-looking statements notice” section.

FINANCIAL YEAR REPORTING

Ahold’s financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31 of each calendar year. Financial year-end dates for the past five financial years were December 31, 2006, January 1, 2006, January 2, 2005, December 28, 2003 and December 29, 2002.

Each of these years included 52 weeks, except for 2004, which had 53 weeks. For Ahold and those subsidiaries with a 53-week financial year in 2004, the results of operations for 2004 were affected by the inclusion of the additional one-week period in 2004 compared to the other four financial years. Effective 2006, Ahold’s subsidiaries in Central Europe changed their reporting calendar from a calendar year to Ahold’s reporting calendar.

CURRENCIES

Ahold is domiciled in the Netherlands and consequently the Company has adopted the euro as its presentation currency. As a significant portion of Ahold’s business is based in the United States, exchange rate fluctuations between the euro (“EUR”) and the U.S. dollar (“dollar” or “USD”) are among the factors that have influenced year-to-year comparability of its consolidated results of operations and financial position.

USE OF NON-GAAP FINANCIAL MEASURES

In certain instances, results of operations are presented in local currencies, which management believes provides a better insight into the operating performance of its foreign subsidiaries. Certain other non-GAAP financial measures that have not been prepared in accordance with IFRS or US GAAP are used in this Annual Report. These non-GAAP measures should not be viewed as alternatives to the equivalent IFRS or US GAAP measures and should be considered in addition to, but not as substitutes for, the most directly comparable IFRS or US GAAP measures.

2	AHOLD ANNUAL REPORT 2006

Letter to shareholders

Anders Moberg, President and Chief Executive Officer

DEAR SHAREHOLDER,

Welcome to our Annual Report for 2006.

This year was particularly significant for Ahold. We turned the page on the recovery stage of our company and, following an in-depth review of our retail operations, published our plans for achieving sustainable growth for the future.

One of the most important steps we are taking is the intended divestment of U.S. Foodservice based on our decision to return to Ahold’s roots with an exclusive focus on food retail. We are proud of what we have been able to achieve with U.S. Foodservice and are confident that we have positioned the company for a bright and profitable future outside our Group. Proceeds from the sale of U.S. Foodservice and the other planned divestments will be used primarily for a return to shareholders and to reduce debt.

We also reaffirmed Group financial targets, which are to achieve sustainable 5 percent retail net sales growth, mainly through growth in identical sales, and a sustainable 5 percent retail operating margin. Our target remains to achieve investment grade.

Our new retail strategy entails many important changes for Ahold. We are building our banners into powerful consumer brands, refocusing our portfolio, and restructuring the company into two continental platforms to leverage our local knowledge and gain the advantages of scale. We are reducing operating costs across the company by an additional 500 million euros as well as implementing 50 percent cost savings at our Corporate Center, formerly our Group Support Office.

You can read more about our plans in the Strategy section of this Annual Report, which starts on page 7.

Changes like these require a strong team, and I am delighted to have appointed Dick Boer and Lawrence Benjamin to head our two continental platforms. Their skills in transforming businesses will be extremely valuable as we work to strengthen our local brands and transfer knowledge globally to achieve valuable synergies.

There were a number of other significant developments over the last year. We put in place new leadership in three of

Ahold’s operating companies. Jose Alvarez was appointed President and CEO of Stop & Shop/Giant-Landover. His leadership has been key in the implementation of our Value Improvement Program there, which builds upon our successful repositioning programs at Albert Heijn and ICA.

We named Johan Boeijenga to head up the business in Central Europe. Johan is leading the transformation of our Albert and Hypernova banners, focusing this year on operational excellence.

Another important appointment was that of Carl Schlicker to lead Giant-Carlisle/Tops. He is building on the work begun by the team of Tony Schiano, who retired in 2007 after a career with Ahold companies spanning 30 years.

We have also made some important new acquisitions in attractive locations to enhance the business in our Giant-Carlisle, Albert Heijn and Schuitema market areas in the past year. These companies effectively rebranded the acquired stores and reopened them in time for the important holiday shopping season.

We still face many challenges. Consumer trends are evolving at an increasingly rapid pace and the competition is fiercer than ever, with hard discounters having an ever more significant impact on the competitive landscape. All of our companies operate in highly competitive markets.

But we are up to the challenges ahead. Our knowledge of local markets and consumers, our experienced people, and great store locations, give us a strong competitive position.

Today, after three years of hard work by people across the company who have invested their passion and commitment to rebuild its foundations, Ahold can now confidently look ahead to opportunities to grow and prosper.

On behalf of the Corporate Executive Board,

Anders Moberg

President and Chief Executive Officer

Amsterdam, the Netherlands, March 21, 2007

AHOLD ANNUAL REPORT 2006	3

Financial highlights

SELECTED FINANCIAL DATA

The selected financial data below should be read in conjunction with Ahold’s consolidated financial statements included in this Annual Report. The selected financial data as of December 31, 2006 and January 1, 2006 and each of the three years in the period ended December 31, 2006 have been derived from these consolidated financial statements. The selected financial data as of January 2, 2005, December 28, 2003 and December 29, 2002 and for each of the two years in the period ended December 28, 2003 have been derived from Ahold’s consolidated financial statements not included in this Annual Report and are incorporated into the selected financial data below under US GAAP only.

IFRS differs in certain material respects from US GAAP. An explanation of the principal differences between IFRS and US GAAP relevant to the Company can be found in Note 35 to the consolidated financial statements included in this Annual Report.

For information about significant accounting policies, acquisitions and non-current assets held for sale and discontinued operations affecting the periods presented, see the “Management’s discussion and analysis” section as well as Notes 3, 4 and 12 to the consolidated financial statements included in this Annual Report. For information on the changes in equity attributable to common shareholders, see Note 23 to the consolidated financial statements.

IFRS consolidated statements of operations data

EUR in millions, except margin and per share data	2006	2005	2004
Net sales	44,872	43,979	44,040
Operating income	1,293	253	967
Operating margin	2.9%	0.6%	2.2%
Income (loss) from continuing operations	836	(65)	661
Income from discontinued operations	79	211	222
Net income	915	146	883
Net income attributable to common shareholders	899	120	870
Income (loss) from continuing operations per common share:
Basic	0.53	(0.06)	0.42
Diluted	0.52	(0.06)	0.42
Income from discontinued operations per common share:
Basic	0.05	0.14	0.14
Diluted	0.05	0.14	0.14
Net income attributable to common shareholders per share:
Basic	0.58	0.08	0.56
Diluted	0.57	0.08	0.56

4	AHOLD ANNUAL REPORT 2006

US GAAP consolidated statements of operations data

EUR in millions, except per share data	2006	2005	2004	2003	2002
Net sales	44,447	42,980	42,659	43,760	48,964
Operating income	1,403	310	848	1,055	1,264
Income from continuing operations	979	26	395	251	125
Loss from discontinued operations	(6)	(46)	(312)	(840)	(1,878)
Income (loss) before cumulative effect of changes in accounting principles	973	(20)	83	(589)	(1,753)
Net income (loss)	973	(20)	75	(689)	(4,345)
Income (loss) from continuing operations per common share:
Basic	0.60	(0.01)	0.23	0.21	0.09
Diluted	0.57	(0.01)	0.23	0.21	0.09
Income (loss) from discontinued operations per common share:
Basic	0.00	(0.03)	(0.20)	(0.82)	(1.88)
Diluted	0.00	(0.03)	(0.20)	(0.82)	(1.87)
Cumulative effect of changes in accounting principles per common share:
Basic	0.00	0.00	(0.01)	(0.10)	(2.59)
Diluted	0.00	0.00	(0.01)	(0.10)	(2.59)
Net income (loss) per common share:
Basic	0.60	(0.04)	0.02	(0.71)	(4.38)
Diluted	0.57	(0.04)	0.02	(0.71)	(4.37)

IFRS consolidated balance sheets data

EUR in millions, except per share data	December 31, 2006	January 1, 2006	January 2, 2005
Total assets	18,442	19,958	21,344
Group equity	5,270	4,661	3,917
Total share capital	13,842	13,811	13,805
Weighted average number of common shares (in thousands):
Basic	1,555,475	1,554,713	1,553,007
Diluted	1,653,823	1,554,713	1,553,240

US GAAP consolidated balance sheets data

EUR in millions, except per share data	December 31, 2006	January 1, 2006	January 2, 2005	December 28, 2003	December 29, 2002
Total assets	24,466	26,306	26,867	30,126	32,420
Shareholders’ equity	10,433	10,001	8,715	9,497	8,496
Weighted average number of common shares (in thousands):
Basic	1,555,475	1,554,713	1,553,007	1,024,465	1,001,347
Diluted	1,653,075	1,554,713	1,553,603	1,024,632	1,002,301

AHOLD ANNUAL REPORT 2006	5

Financial highlights

Other financial information

EUR in millions, except share and employee data		2006	2005	2004
IFRS consolidated statements of cash flows data
Net cash from operating activities		1,818	1,864	2,171
Net cash from investing activities		(790)	193	(138)
Net cash from financing activities		(1,277)	(3,194)	(2,008)

Share data (in thousands)
Common shares outstanding at year end		1,555,678	1,555,313	1,554,263

Data per common share
Dividends		–	–	–
Share price at Euronext	high	8.50	7.45	7.40
Share price at Euronext	low	6.13	5.69	5.04
Share price at Euronext	at year end	8.06	6.33	5.70

Number of employees [1]
Number of employees at year end in FTE		164,078	167,801	206,441
Average number of employees in FTE		163,866	168,568	231,003

1	Consolidated, excluding joint ventures and associates, including discontinued operations.

Exchange rates

The following table sets forth, for the years indicated, certain information concerning the exchange rate of the U.S. dollar relative to the euro, expressed in U.S. dollar per euro based on the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”).

The rates used in the preparation of Ahold’s consolidated financial statements may vary in certain minor respects from the noon buying rate.

Year	Period end	Average	High	Low
2002	1.0438	0.9441	1.0438	0.8594
2003	1.2429	1.1299	1.2597	1.0361
2004	1.3538	1.2487	1.3625	1.1801
2005	1.1842	1.2449	1.3476	1.1667
2006	1.3197	1.2563	1.3327	1.1860

The following table sets forth the high and low noon buying rates of the U.S. dollar against the euro for each of the last six months. The noon buying rate of the U.S. dollar against the euro as of March 1, 2007 was USD 1.3173 = EUR 1.

	High	Low
September 2006	1.2833	1.2648
October 2006	1.2773	1.2502
November 2006	1.3261	1.2705
December 2006	1.3327	1.3073
January 2007	1.3286	1.2904
February 2007	1.3246	1.2933

Fluctuations in the exchange rates between the U.S. dollar and the euro have affected the U.S. dollar equivalent of the euro prices of Ahold’s common shares on the Official Segment of Euronext Amsterdam N.V.’s stock market (“Euronext Amsterdam” or “Euronext”) and, as a result, are likely to have affected the market price of the Company’s American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), listed on the New York Stock Exchange (the “NYSE”). Such fluctuations will also affect the U.S. dollar amounts received by holders of Ahold’s ADSs on conversion by The Bank of New York, as depositary (the “Depositary”), of cash dividends, if any, paid in euros on the common shares represented by the ADSs.

6	AHOLD ANNUAL REPORT 2006

Strategy

In early 2006, Ahold’s management commissioned a strategic review of its businesses. The objective of the review was to define how Ahold could accelerate identical sales growth, improve profit returns and strengthen the Company’s foundation for future expansion, and in doing so create additional value for shareholders.

As a result of the review, the Company announced its strategy for profitable growth in November 2006:

I. Refocusing the Company’s portfolio

Ahold companies will operate as market leaders in local food retail markets in the United States and Europe where the Company can secure a number one or number two position with clear prospects for profitable and sustainable growth.

Ahold’s portfolio of retail businesses is fundamentally strong. The Company has a number one or number two position in the Netherlands and the Czech Republic, as well as in the ICA, Giant-Carlisle, Stop & Shop and Giant-Landover market areas. All of these businesses have significant potential for profitable growth.

Ahold has decided to divest retail businesses that would require a significant level of investment and management attention. The Company will now focus on accelerating improvements across its remaining businesses.

1. Divest U.S. Foodservice

Ahold is pleased with the progress made at U.S. Foodservice following its decision to retain this business in 2003. Since that time the Company has created significant shareholder value. Ahold has improved the company’s financial performance through restructuring and rebuilding the organization and culture and has resolved the outstanding material legal matters with significant financial exposure related to 2003. Ahold’s new long-term strategy for U.S. Foodservice launched at the end of 2005 is showing good results.

U.S. Foodservice has the potential to further improve its performance, but Ahold sees limited near-term synergies between U.S. Foodservice and Ahold’s retail operations. Therefore, Ahold has decided to focus its resources and expertise wholly on the future growth of its retail businesses. Ahold will complete its exit from the foodservice industry by divesting U.S. Foodservice.

2. Focus on the Czech Republic and divest retail activities in Poland and Slovakia

Ahold will focus its investment in Central Europe on the Company’s leadership position in the Czech Republic. Although the Czech Republic is a highly competitive market, Ahold’s position and strengthened organization there provide the Company with the basis for successful growth.

Ahold is divesting its retail operations in Poland and Slovakia where the Company is not a number one or number two player. While these two markets are expected to continue to grow, and offer good long-term opportunities, establishing a leading position for Ahold would require a significant level of investment and management attention. The Company has therefore decided to exit these markets.

3. Divest Tops retail banner in the United States

Further to Ahold’s announcement to divest Tops stores in Northeast Ohio, the Company has concluded that it should also sell the remaining Tops operation in New York and Pennsylvania. Although Ahold is a market leader in these areas, the divestment will allow the Company to focus resources on its remaining retail growth businesses.

4. Divest minority ownership position in Jerónimo Martins Retail

Ahold has been a 49 percent shareholder in Jerónimo Martins Retail (JMR) since 1992. JMR has developed into a successful player in the Portuguese retail market with good results and strong management. However, as the Company will focus on retail activities in which it owns a majority shareholding or is able to drive considerable synergies, it has entered into negotiations with Jerónimo Martins Holdings, the other shareholder in JMR, to begin the process of divesting Ahold’s stake in JMR.

5. Continue to retain majority ownership in ICA

Ahold has a 60 percent majority shareholding in ICA, which has operations in Sweden, Norway and the three Baltic states. The value of the business has improved significantly over the past year. Ahold sees further potential in the close cooperation that exists between ICA and Albert Heijn. The Company has recently established joint European sourcing organizations, and is working closely together on areas including private label development, IT infrastructure and development and supply chain optimization.

AHOLD ANNUAL REPORT 2006	7

Strategy

6. Continue to retain majority ownership in Schuitema

Ahold has a 73 percent majority shareholding in Schuitema, a successful player in the Dutch market. Within the jointly-agreed governance structure in place between Ahold and Schuitema, the Company will make continental synergy opportunities available to Schuitema.

7. Return approximately EUR 3 billion to shareholders and reduce debt by approximately EUR 2 billion, following divestments

Approximately EUR 3 billion will be returned to shareholders, through a share buyback program, the details of which will be announced in due course, and EUR 2 billion will be used to reduce debt. The funding for both will come primarily from divestment proceeds (net of restructuring and other costs), as well as from improved cash flow. In addition to driving operating cash flow, Ahold is undertaking a special exercise to improve cash generation from working capital and from more efficient capital expenditure. The Company will also continue to evaluate the potential to generate value from its real estate assets.

8. Future portfolio opportunities

Ahold will look at all opportunities to improve shareholder and stakeholder value, including acquisitions, divestments, and other potential cooperative ventures.

II. Building brands for profitable growth

Ahold will be a company of innovative and powerfully branded stores on two continents, rather than a portfolio of stores that distribute supplier brands. As part of its new strategy the Company intends to gain the loyalty of its customers by understanding them better than its competitors. Ahold operating companies will provide the products and services that customers want at prices that are competitive with all food channels.

To achieve Ahold’s growth objectives, the Company will transform its individual retail banners into powerful local consumer brands. The three critical elements of this transformation are: creating an improved product and service offering, delivering an improved price position and lowering operating costs. The key enabler for building these consumer brands is the application of deep consumer insight.

Ahold has elements of successful consumer branding in all of its banners. Albert Heijn in the Netherlands and ICA in Sweden have been particularly successful in bringing together all of these elements to create true consumer brands. The transformation at these banners has been achieved through the highly successful implementation of repositioning programs.

Ahold’s ability to access and transfer the successful elements of its European branding programs across all of the Company’s retail banners gives it significant competitive advantage compared with many of its U.S.-based competitors. All banners will focus on: providing the best choice, making shopping easy for the customer and offering everyday competitive prices. The transformation plans to drive and fund future growth are based on the proven success of each of these elements.

1. Improving product and service offering

The creation of an improved product and service offering, based on the application of deep consumer insight, is a critical element of transforming stores into powerful consumer brands. Ahold will replicate key components to improve its offering in each banner by:

•

Providing the best choice. Ahold operating companies will excel in fresh foods by improving quality, selection and presentation. They will significantly increase their selection of innovative private label products at a variety of price and quality levels. They will improve and expand their General Merchandise assortment.

•

Making shopping easy. The operating companies are simplifying their overall assortment with the goal of making shopping easier. They will also provide more convenience-focused products and services and are enhancing the overall customer experience to make shopping more convenient. Format development will be an important tool in achieving this. The operating companies are improving existing formats and developing new concepts for store formats using different layouts, assortments, sizes and service models.

To clearly convey powerful brand positionings, Ahold is strengthening the quality, quantity, variety and form of consumer communications, both inside and outside its stores.

2. Improving price positioning

Ahold’s operating companies will strengthen customer trust and loyalty of customers to their brands by continuing to build their value offering across all banners. At Albert Heijn and ICA, Ahold has demonstrated the power of a well-executed value repositioning in a highly competitive supermarket environment.

At all of its banners, Ahold is lowering prices across a wide range of products and, at the same time, reducing the emphasis on promotions. Ahold is improving everyday value to customers and continues to offer attractive promotional prices on selected ranges. Ahold’s increased focus on private label is a key component of its strategy to provide a wider selection of price points.

3. Strengthening consumer insight capability

Ahold’s core assets are its customer base and its knowledge of customer shopping behavior. Ahold is gathering detailed customer data across all of its banners. The Company is improving the way it translates this data into insight and shares it among the Ahold operating companies to deepen its understanding of customer behavior. Effective application of customer insight and a clear understanding of broader consumer trends are key elements of Ahold’s plans to enhance its value proposition in each market.

4. Building on successful continental sourcing strategy

Ahold is continuing to build upon a successful continental sourcing strategy. In Europe, the Company is consolidating purchases through its combined European sourcing organizations based in Zaandam and Stockholm. In the United States, Ahold is consolidating purchases through organizations such as Ahold’s Perishables Procurement Organization, based in Massachusetts, and the American Sales Company, based in New York.

8      Ahold Annual Report 2006

5. Implementing company-wide EUR 500 million cost reduction program

To support its value repositioning programs, Ahold is reducing operating costs by EUR 500 million by the end of 2009. It is achieving these cost reductions by focusing on simplification and efficiency across all of the retail businesses, including store operations, shrink, logistics, energy usage and local overhead. Ahold is also taking a more disciplined and rigorous approach to dealing with underperforming stores. Due to the nature of these plans, the savings will accelerate over time.

6. Supplementing growth with additional store openings and targeted fill-in expansions

Ahold will continue to reach new customers in areas where the Company can achieve an attractive return. It will open stores with new format concepts and upgrade existing stores.

Ahold will also continue to look at targeted fill-in acquisitions to provide the Company with opportunities to reach new customers.

III. Leveraging organizational structure

Ahold’s difference is its people and the way that they work together. The Company will develop and attract the best people in the food retail industry, equipped with and empowered by a common set of core values, operating principles and capabilities.

The most effective structure to execute the Company’s strategy is one that balances local, continental and global decision-making. Ahold’s new organizational approach is designed to facilitate this while adding strong management focus on and accountability for the execution of its plans.

The backbone of Ahold’s competitive strength has been and will continue to be its consumer-focused local organizations. In the near term, Ahold believes that it has an unrealized opportunity to leverage its continental capabilities and scale more effectively in support of the Company’s local organizations.

Ahold’s global scale provides it with immediate opportunities to transfer knowledge and expertise across the continents, to leverage core corporate activities, and to attract, develop and energize talent and capabilities across all of its markets.

1. Reorganizing into two continentally-based organizations

In order to improve its customer-focus while also driving company-wide initiatives across all of its banners, Ahold is reorganizing its arena structure into two continental platforms, based in the United States and Europe.

Continental teams are responsible for the oversight of local operating companies, as well as the implementation of company-wide growth initiatives.

This reorganization is creating the foundation for further expansion and is facilitating integration.

2. Appointment of European Chief Operating Officer and U.S. Chief Operating Officer

Two Chief Operating Officers have been appointed, both reporting to Ahold President and CEO Anders Moberg, to lead the continental teams.

They are responsible for the direct oversight of local banners and also responsible for identifying and implementing synergies among its businesses.

In addition, Ahold has put company-wide oversight of retail marketing strategies in the hands of the European COO.

3. Reduction of Corporate Center costs by 50 percent

Ahold is streamlining its Corporate Center, reducing core costs by 50 percent by the end of 2008. The savings are being achieved by staff reductions and substantial cuts in discretionary spend. The core costs in 2005 were EUR 189 million. The core responsibilities of the Corporate Center in the future will include Corporate Finance, Corporate Strategy, Internal Audit, Legal, Human Resources, Information Management and Communications.

In addition, Ahold’s General Merchandise initiatives, which are highly dependent on global sourcing, are continuing to be coordinated centrally by the Corporate Center.

Certain Corporate Center activities where Ahold sees the most opportunity to leverage continental capabilities and scale will now be performed at the continental level.

Other Corporate Center costs that have been incurred directly in support of the operating companies will be reviewed, and charged directly to the respective operations.

IV. Financial targets

As part of its new plans, Ahold is reaffirming its primary targets. However, based on its repositioning experience at Albert Heijn and ICA, Ahold anticipates that margins and sales growth will initially decline before recovering. In addition, there will be non-recurring gains and losses related to the disposal and repositioning of companies.

•

Net sales growth: Ahold reaffirms its target to achieve a sustainable retail net sales growth of 5 percent. Following the implementation of the Company’s repositioning plans, Ahold expects that this net sales growth will come mainly from identical sales growth.

•	Return on net sales: Ahold reaffirms its target to achieve a sustainable retail operating margin of 5 percent on average for the retained retail banners.
•	Investment grade: Ahold reaffirms its target to achieve investment grade.

AHOLD ANNUAL REPORT 2006	9

Corporate social responsibility

IMPROVING THE QUALITY OF LIFE, TODAY AND TOMORROW

Corporate social responsibility is rooted in Ahold’s values. The Company believes in taking responsibility for its impact on society and the earth. This is important to customers, employees and other stakeholders and helps Ahold run its business more efficiently.

Ahold is committed to improving the quality of life of its customers, employees and the communities it serves, through:

•	Managing the business in a responsible, ethical and transparent way;
•	Providing safe foods, including healthy options, produced under responsible conditions;
•	Being a place where employees are treated fairly and can have a fulfilling career;
•	Minimizing the negative, and maximizing the positive, social and environmental impact of its supermarket, foodservice and logistics operations; and
•	Being a proactive corporate citizen through dialogue with key stakeholders, and building strong relationships in those communities where Ahold does business.

Ahold published an interim Corporate Social Responsibility report in 2006 that details many of its activities in this area.

RESPONSIBLE CHOICES

Increasingly, people are looking for healthy choices and products produced in a responsible manner. As a part of this, Ahold operating companies offer an organic assortment and many Fair Trade products. In addition, the Company undertakes activities to advance the position of suppliers in the developing world. The Ahold Sustainable Trade Development program has brought Fair Trade and organic products from Africa to be sold in ICA and Albert Heijn stores. The Ahold Coffee Company supplies Utz Kapeh certified responsible coffee for the corporate brands of Ahold retailers in the Czech Republic, the Netherlands, Norway, Sweden and the United States. It also worked on the launch of a new brand of Fair Trade coffee, Café Oké, which has been introduced at Albert Heijn and Schuitema.

HEALTHY LIVING

We are dedicated to promoting a healthy lifestyle for our customers, which includes offering an extensive choice of healthy products in our stores, as well as information to customers about how they can make healthier choices. As part of this our companies also run a number of education programs aimed at teaching children healthier eating habits. For example, Albert Heijn sponsors “Class lunch”, a program aimed at middle school age children in the Netherlands, that provides a healthy lunch to students and teaches them about the importance of healthy eating. Albert/Hypernova runs a similar project in the Czech Republic called Healthy Five.

MANAGING ENVIRONMENTAL IMPACT

The Company is working to reduce waste, energy usage, and the use of ozone-depleting substances. Albert Heijn, ICA and Ahold’s U.S. supermarkets identify stores with unusually high energy consumption, perform detailed energy analyses and take corrective measures. To increase efficiencies, the operating companies use continuous replenishment systems, which integrate store ordering systems with those of distribution centers and suppliers. Ahold companies also aim to reduce negative environmental impacts associated with distribution through optimal truck utilization and safe and efficient driving.

COMMUNITY INVOLVEMENT

Ahold engages with customers by connecting with their communities. Charitable contributions are just a starting point. The operating companies participate directly in community events, sponsor charitable causes and organize fundraising. Charitable giving is especially important to Ahold’s operating companies in the United States, but also part of community engagement in Europe.

As food providers, hunger relief initiatives are a natural focus for Ahold’s operating companies. Both the U.S. supermarket businesses and U.S. Foodservice support local food banks as well as America’s Second Harvest, the U.S. national network of food banks. All of our companies are involved in sponsoring events and organizations aimed at educating people on and promoting a healthy lifestyle.

10	AHOLD ANNUAL REPORT 2006

Board and management

CORPORATE EXECUTIVE BOARD

Anders Moberg President and Chief Executive Officer

Anders Moberg (March 21, 1950) is a Swedish national. He assumed the position of acting

CEO on May 5, 2003. On September 4, 2003, Ahold’s shareholders appointed him to the

Corporate Executive Board in the position of President and CEO. Mr. Moberg is the former CEO and President of IKEA Group and former Division President-International at Home Depot in the United States. Currently, Mr. Moberg is Chairman of the Supervisory Board of Clas Ohlson

AB and a member of the Supervisory Boards of Velux A/S, Husqvarna AB and DFDS A/S.

John Rishton Executive Vice President and Chief Financial Officer	John Rishton (February 21, 1958) is a British national. He assumed the position of acting Executive Vice President and CFO on January 2, 2006. On May 18, 2006 Ahold’s shareholders appointed him to the Corporate Executive Board in the position of CFO. Mr. Rishton is former CFO of British Airways PLC. He has also worked for Ford Europe in various executive positions. Mr. Rishton is a non-executive director of Rolls-Royce Group Plc.

Peter Wakkie Executive Vice President and Chief Corporate Governance Counsel	Peter Wakkie (June 22, 1948) is a Dutch national. Mr. Wakkie joined Ahold as acting Executive Vice President and Chief Corporate Governance Counsel on October 15, 2003. This position was formalized when Ahold’s shareholders appointed him a member of the Corporate Executive Board on November 26, 2003. Prior to joining Ahold, he was a partner at law firm De Brauw Blackstone Westbroek. Mr. Wakkie is a member of the Supervisory Boards of the Albert Heijn Vaste Klanten Fonds, Schuitema N.V. and Wolters Kluwer N.V.

AHOLD ANNUAL REPORT 2006	11

Board and management

KEY CORPORATE OFFICERS

Dick Boer Acting Corporate Executive Board Member Chief Operating Officer, Europe President and CEO, Albert Heijn	Dick Boer (August 31, 1957) is a Dutch national. He assumed the position of acting Corporate Executive Board member on May 10, 2006 and was appointed Chief Operating Officer, Europe as of November 6, 2006. Mr. Boer joined Ahold in 1998 as CEO of Ahold Czech Republic and was appointed President and CEO of Albert Heijn in 2000. In 2003, he became President and CEO of the Albert Heijn operating company. Prior to joining Ahold, Mr. Boer spent more than 17 years in various retail positions for SHV Holdings in the Netherlands and abroad, and for Unigro N.V., now Laurus N.V. He is Chairman of the Supervisory Boards of SVM-pact and Kobalt B.V. Mr. Boer is a member of the Supervisory Board of the Red Cross Hospital in Beverwijk, the Netherlands.

Lawrence Benjamin Chief Operating Officer, USA CEO, U.S. Foodservice	Lawrence Benjamin (November 6, 1955) is a U.S. national. He was appointed Chief Operating Officer, USA as of November 6, 2006. Mr. Benjamin joined U.S. Foodservice in October 2003 as President and Chief Executive Officer. From 2002 to October 2003, he was Chief Executive Officer of the NutraSweet Company in Chicago, Illinois. Prior to joining NutraSweet, Mr. Benjamin worked with the private equity firm of Oak Hill Capital Management and served as President and Chief Executive Officer of Stella Foods and Specialty Foods Corporation. Mr. Benjamin also held a number of management-level positions in the retail and ingredient divisions of Kraft Foods from 1986 to 1994.

Business Planning and Performance Paul Aliker Senior Vice President and Chief Business Control Officer, Ahold	Paul Aliker (September 30, 1949) is a British national. He joined Ahold in April 2006 as Chief Business Control Officer. Prior to joining Ahold, Mr. Aliker held a succession of senior finance positions in the airline and automotive industries, including Head of Internal Control at British Airways and Finance Director, Ford Italy.

Internal Audit Joop Brakenhoff Senior Vice President and Chief Internal Audit Officer, Ahold	Joop Brakenhoff (July 2, 1965) is a Dutch national. He joined Ahold in June 2002 in the position of Vice President Internal Audit Europe. In February 2004, he was appointed Vice President Accounting. In February 2005 he was appointed Vice President Internal Control. From February 2005 until September 2005 Mr. Brakenhoff served as both Vice President Accounting and Vice President Internal Control. In September 2005 he was appointed to his current position of Senior Vice President and Chief Internal Audit Officer. Prior to joining Ahold, Mr. Brakenhoff held various management positions at KPMG before joining the Heerema Group in 1994 and the Burg Industries Group two years later as group controller and starting in 1998 as CFO.

Human Resources Jim Lawler Senior Vice President and Chief Human Resources Officer, Ahold	Jim Lawler (December 20, 1958) is a U.S. national. He joined Ahold in August 1999 as Executive Vice President of Human Resources for Giant-Landover. In November 2001, he became Executive Vice President of Human Resources for Ahold USA. In November 2003, he assumed his current role of Senior Vice President and Chief Human Resources Officer. Prior to joining Ahold, Mr. Lawler held the position of Senior Vice President of Human Resources in Rexam PLC’s Coated Films and Papers sector and a variety of executive human resource positions at PepsiCo and Nordson Corporation.

Information Technology Dave McNally Senior Vice President and Chief Information Officer, Ahold	Dave McNally (December 24, 1954) is a U.S. national. He joined Ahold in 2005 in the position of Chief Information Officer, EVP Business Process for U.S. Foodservice. In September 2005 he was appointed to his current position of Senior Vice President and Chief Information Officer Ahold. Prior to joining Ahold, Mr. McNally held the position of Senior Director at AlixPartners LLC where he ran the IT Turnaround Services practice. In this capacity he served as the interim Chief Information Officer for U.S. Foodservice from February 2004.

Treasury and Tax Kimberly Ross Senior Vice President and Chief Treasury and Tax Officer, Ahold	Kimberly Ross (May 5, 1965) is a U.S. national. She joined Ahold in September 2001 as Assistant Treasurer. In April 2002, she became Vice President and Group Treasurer and was promoted to Senior Vice President and Group Treasurer in January 2004. She was appointed Senior Vice President and Chief Treasury and Tax Officer in April, 2005. Prior to joining Ahold, Mrs. Ross held the position of Senior Manager at Ernst & Young in New York and Director of Corporate Finance for the Americas at Joseph E. Seagram & Sons Inc. Mrs. Ross also held a number of other management positions at Joseph E. Seagram & Sons Inc. from 1995 through 2001 as well as at Anchor Glass from 1992 to 1995.

12	AHOLD ANNUAL REPORT 2006

OPERATING COMPANIES

Dick Boer President and CEO, Albert Heijn

Johan Boeijenga President and CEO, Albert/Hypernova

Lawrence Benjamin CEO, U.S. Foodservice

José Alvarez President and CEO, Stop & Shop/Giant-Landover

Carl Schlicker President and CEO, Giant-Carlisle/Tops

Robert Aiken President, U.S. Foodservice

SUBSIDIARIES AND JOINT VENTURES

Bert Roetert President and CEO, Schuitema N.V.

Kenneth Bengtsson President and CEO, ICA AB1

Luís Palha da Silva CEO, Jerónimo Martins Retail[1]

1 Unconsolidated joint venture

AHOLD ANNUAL REPORT 2006	13

Board and management

SUPERVISORY BOARD

René Dahan, Chairman Chairman of the Selection and Appointment Committee	René Dahan (August 26, 1941) is a Dutch national. He was first appointed to the Supervisory Board on June 2, 2004, and his term runs until 2008. Mr. Dahan is former Executive Vice President and Director of Exxon Mobil Corporation. He is a member of the Supervisory Boards of TNT N.V. and Aegon N.V. and the International Advisory Boards of the Guggenheim group in New York, United States, and the Instituto de Empresa, Madrid, Spain.

Jan H.M. Hommen, Vice-Chairman Chairman of the Audit Committee	Jan Hommen (April 29, 1943) is a Dutch national. He was first appointed to the Supervisory Board on May 13, 2003, and his term runs until 2007. Mr. Hommen is former CFO and Vice- Chairman of the Board of Management of Royal Philips Electronics N.V and current Chairman of the Board of Reed Elsevier N.V. He is Chairman of the Supervisory Boards of TNT N.V., the Academic Hospital Maastricht and TiasNimbas Business School of Tilburg University. Mr. Hommen is a member of the Supervisory Boards of ING Groep N.V. and Campina B.V.

Karen de Segundo	Karen de Segundo (December 12, 1946) is a Dutch national. She was first appointed to the Supervisory Board on June 2, 2004, and her term runs until 2008. Mrs. de Segundo is former CEO of Shell International Renewables and President of Shell Hydrogen and prior to that CEO of Shell International Gas & Power. She is a member of the Board of Pöyry Group Oyj and Director of Lonmin Plc, Ensus Ltd and Merrill Lynch New Energy Technology Plc. Mrs. de Segundo is a member of the Eco Advisory Board of General Electric.

Derk C. Doijer Chairman of the Remuneration Committee	Derk Doijer (October 9, 1949) is a Dutch national. He was first appointed to the Supervisory Board on May 18, 2005, and his term runs until 2009. Mr. Doijer is a former member of the Executive Board of Directors of SHV Holdings N.V. and, prior to that, held several executive positions in the Netherlands and South America. He is non-executive Chairman of the Board of Van der Sluijs Group Holding B.V. and Chairman of the Supervisory Board of Lucas Bols B.V. and a member of the Supervisory Boards of Corio N.V. and the Stiho Group.

Myra M. Hart	Myra Hart (August 5, 1940) is a U.S. national. She was first appointed to the Supervisory Board on May 18, 2005, and her term runs until 2009. She is an academic (professor of entrepreneurship) by profession and holds the MBA Class of 1961 Chair of Entrepreneurship at Harvard Business School. Prior to joining Harvard in 1995, Professor Hart was on the founding team of Staples, serving as Vice President of Growth and Development from launch through initial public offering. She is a member of the Boards of Office Depot, Intellivid, Nina McLemore, eCornell and Summer Infant Inc. Professor Hart is a member of the Board of Trustees of Cornell University and a director of the Center for Women’s Business Research.

Stephanie M. Shern	Stephanie Shern (January 7, 1948) is a U.S. national. She was first appointed to the Supervisory Board on May 18, 2005, and her term runs until 2009. Mrs. Shern was with Ernst & Young for over 30 years, most recently as Vice-Chairman and Global Director of Retail and Consumer Products and a member of Ernst & Young’s U.S. Management Committee. She is the lead Director of GameStop and a member of the Boards and Chair of the Audit Committees of GameStop, Scotts Miracle-Gro and Embarq. She is also a member of the Compensation Committee of Embarq and a member of the Advisory Board of Pennsylvania State University, School of Business.

Judith Sprieser	Judith Sprieser (August 3, 1953) is a U.S. national. She was first appointed to the Supervisory Board on May 18, 2006 and her term runs until 2010. Mrs. Sprieser is former CEO of Transora, Inc. Prior to founding Transora in 2000, she was Executive Vice President (formerly CFO) of Sara Lee Corporation. She is a Director of Allstate Corporation, USG Corporation, Reckitt Benckiser plc and Intercontinental Exchange, Inc. and a member of Northwestern University’s Board of Trustees.

14	AHOLD ANNUAL REPORT 2006

Supervisory Board report

The Supervisory Board is an independent corporate body responsible for supervising and advising the Corporate Executive Board and overseeing the general course of affairs and the strategy of the Company. The Supervisory Board is guided in its duties by the interests of the Company, taking into consideration the overall good of the enterprise and the relevant interests of all those involved in the Company.

COMPOSITION OF THE SUPERVISORY BOARD, INDUCTION

Ahold’s Supervisory Board determines the number of its members. The composition of the Supervisory Board must be such that the combined experience, expertise and independence of its members best enables the Supervisory Board to carry out its responsibilities. As Ahold is an international retailer, the Supervisory Board Charter provides that the composition of the Supervisory Board should preferably reflect knowledge of European and American market conditions, financial institutions and corporate governance. If a Supervisory Board member is concurrently a member of another company’s Supervisory Board, the Supervisory Board Charter states that the main duties arising from and/or the number and nature of the memberships on any other company’s Supervisory Board must not conflict or interfere with that person’s duties as a member of Ahold’s Supervisory Board.

The following changes were made or announced to the composition of Ahold’s Supervisory Board in 2006.

The General Meeting of Shareholders appointed Judith Sprieser on May 18, 2006. She is serving as member of the Audit Committee and member of the Remuneration Committee.

As announced Jan Hommen will not be standing for re-election at the end of his term following the annual General Meeting of Shareholders in 2007 due to a restriction on the number of directorships under the Dutch Corporate Governance Code of December 9, 2003 (the “Dutch Corporate Governance Code”). The Supervisory Board is grateful for the dedication and wisdom that Jan Hommen has given to the Company in the years he served on the Supervisory Board. His Chairmanship of the Audit Committee in difficult times has been a major contribution to the recovery of the Company and the strengthening of its controls. The Supervisory Board has nominated Tom de Swaan for appointment as one of its members.

Leadership education is an important part of good governance. New members of the Supervisory Board attend a full-day induction program at Ahold’s offices in Amsterdam where senior management briefs them on their responsibilities as members of the Supervisory Board and the financial, legal and reporting affairs of the Company and its businesses. Throughout the year, all members of the Supervisory Board visit several operating companies and other parts of the business to gain greater familiarity with key management, and to develop deeper knowledge of local operations, opportunities and challenges.

RETIREMENT AND REAPPOINTMENT SCHEDULE

Name	Date of birth	Date of initial appointment	Date of possible reappointment
Jan Hommen	April 29, 1943	May 13, 2003	not applicable
René Dahan	August 26, 1941	June 2, 2004	2008
Karen de Segundo	December 12, 1946	June 2, 2004	2008
Derk Doijer	October 9, 1949	May 18, 2005	2009
Myra Hart	August 5, 1940	May 18, 2005	2009
Stephanie Shern	January 7, 1948	May 18, 2005	2009
Judith Sprieser	August 3, 1953	May 18, 2006	2010

AHOLD ANNUAL REPORT 2006	15

Supervisory Board report

MEETINGS OF THE SUPERVISORY BOARD

The Supervisory Board meets at least six times a year. On each of six occasions in 2006, two days were scheduled during which one or two Supervisory Board meetings, one Audit Committee meeting and one Remuneration Committee meeting were held. At five of these occasions a Selection and Appointment Committee meeting was held. In addition, the Supervisory Board met before the annual General Meeting of Shareholders. Additional meetings or conference calls were held as deemed necessary.

Except for parts of certain meetings which were restricted to Supervisory Board members only, the members of the Corporate Executive Board attended the Supervisory Board meetings. The external auditor attended the meeting in which the financial statements and Annual Report 2005 were approved. In March 2006, in a separate private meeting, the Supervisory Board assessed its own performance, that of its committees and its individual members, as well as the performance of the Corporate Executive Board and its individual members. When necessary, the Chairman and other members of the Supervisory Board had contact with the CEO or other members of the Corporate Executive Board outside the scheduled meetings of the Supervisory Board.

ACTIVITIES OF THE SUPERVISORY BOARD

The Company’s strategy is one of the main areas of focus for the Supervisory Board. In 2006 the group strategy was discussed regularly. The Supervisory Board was involved in and consulted on the initiation of the retail review team in May 2006 and received regular updates on the progress of the review. The results of the review and the announcement thereof on November 6, 2006 were discussed and agreed with the Supervisory Board.

During 2006 the Supervisory Board agreed to nominate Dick Boer for appointment to the Corporate Executive Board and Tom de Swaan for appointment to the Supervisory Board. The Supervisory Board was informed and consulted on the changes to the leadership of Ahold’s U.S. retail and Central Europe operating companies.

The Supervisory Board increased its knowledge of the business through special reviews of the operating companies. In 2006, meetings were held at offices or facilities of operating companies in Sweden, the Czech Republic, the Netherlands, and the United States. These meetings enabled the Supervisory Board to interact with senior management of these operating companies and to enhance its understanding of the culture throughout the organization.

As part of the reporting process the Supervisory Board approved the financial statements and Annual Report 2005 and the quarterly earnings press releases and interim financial statements.

The Supervisory Board was regularly updated and consulted on the general status of the affairs of the Company and on major legal proceedings.

The Audit Committee provided regular updates to the Supervisory Board on the operation of the internal control and risk management systems and corporate governance, including an update regarding compliance with the Dutch Corporate Governance Code and Section 404 of the Sarbanes-Oxley Act as of December 31, 2006. The Supervisory Board reviewed reports relating to the whistleblower procedure, addressed the necessary follow-up and discussed the risks of the business and the result of the assessment by the Corporate Executive Board of the structure and operation of the internal risk management and control systems, as well as any significant changes thereto.

The Selection and Appointment Committee informed the Supervisory Board on management development and succession.

The Remuneration Committee prepared and recommended the amended remuneration policy, as well as the individual compensation of Corporate Executive Board members to the full Supervisory Board where details were discussed and agreed.

ATTENDANCE, INDEPENDENCE

No Supervisory Board member was frequently absent from the meetings. The Supervisory Board confirms that as of March 21, 2007 all Supervisory Board members are independent within the meaning of provision III.2.2 of the Dutch Corporate Governance Code and the applicable U.S. securities regulations and NYSE listing standards.

REMUNERATION

The remuneration of the members of the Supervisory Board is determined by the General Meeting of Shareholders and currently the annual remuneration is as follows:

Chairman Supervisory Board	EUR	55,000

Vice-Chairman Supervisory Board	EUR	47,500

Member Supervisory Board	EUR	40,000

Chairman Audit Committee	EUR	10,000

Member Audit Committee	EUR	8,000

Chairman Remuneration Committee, or Selection and Appointment Committee	EUR	5,000

Member Remuneration Committee, or Selection and Appointment Committee	EUR	3,000

In addition, for each meeting of the Supervisory Board and the Audit Committee, each member receives an attendance fee of EUR 1,250, or EUR 3,000 in case the meeting is held in a location that requires intercontinental travel from the residence of a member.

For detailed information on the individual remuneration of Supervisory Board members, see Note 8 to Ahold’s consolidated financial statements in this Annual Report.

16	AHOLD ANNUAL REPORT 2006

COMMITTEES OF THE SUPERVISORY BOARD

The Supervisory Board has established three permanent committees to which certain tasks are assigned, the composition of which is reflected in the following table.

	Audit Committee	Remuneration Committee	Selection and Appointment Committee

René Dahan, Chairman			Chairman

Jan Hommen	Chairman
Vice-Chairman

Karen de Segundo	Member		Member

Derk Doijer		Chairman	Member

Myra Hart		Member	Member

Stephanie Shern	Member	Member

Judith Sprieser	Member	Member

Audit Committee

The Audit Committee assists the Supervisory Board in its responsibilities to oversee Ahold’s financing, financial statements, financial reporting process and system of internal business controls and risk management. The members of the Corporate Executive Board, the Chief Internal Audit Officer and the external auditor are invited to the Audit Committee meetings. Other members of senior staff are invited when the Audit Committee finds it necessary or appropriate. The Audit Committee determines how the external auditor should be involved in the content and publication of financial reports other than the annual accounts. The Corporate Executive Board and the Audit Committee report their dealings with the external auditor to the Supervisory Board on an annual basis, including the auditor’s independence in particular. The Supervisory Board takes this into account when deciding its nomination for the appointment of an external auditor, to be submitted to the General Meeting of Shareholders.

In 2006 the Audit Committee had six meetings and five conference calls.

Throughout the year the Audit Committee closely monitored the progress of the financial closing process, the steps taken to address the material weaknesses, which were cited in the Company’s 2004 Annual Report and which, as stated in its 2005 Annual Report, no longer exist, and the Company’s efforts to improve and strengthen its internal controls and the functioning of the internal audit department. During all Audit Committee meetings updates were provided on internal controls and the status of the project to comply with the requirements of Section 404 of the Sarbanes-Oxley Act as of December 31, 2006. The Audit Committee was informed regularly on litigation and the related exposure. The Audit Committee reviewed and received regular updates on the whistleblower program and reviewed the calculations of the annual bonus program.

Further subjects of the meetings were the review of quarterly earnings press releases and interim financial statements, as well as the Annual Report and financial statements 2005; the review and approval of the internal and external audit plan; review and discussions on the findings in the internal audit letter and the management letter of the external auditor; updates on the IT organization and IT security, the Company’s finance structure, the treasury department, pensions, guarantees, enterprise risk management, and insurance and reappointment of the external auditor.

At the end of the regular meetings, the Audit Committee had several individual meetings with the CEO, CFO, Chief Internal Audit Officer and external auditor.

Conference calls were scheduled to approve the release of the quarterly trading statements.

The Audit Committee and the Supervisory Board assessed the independence and performance of the external auditor within the various entities and in the different capacities in which the external auditor acts. For that purpose the Audit Committee pre-approved the fees for audit and permitted non-audit services to be performed by external auditors as negotiated by the Corporate Executive Board. The Audit Committee and the external auditor reviewed the internal audit plan. The Audit Committee also extensively reviewed its functioning as a whole as well as the functioning of its individual members.

The composition of the Audit Committee changed during 2006. Derk Doijer resigned from the Audit Committee to join the Selection and Appointment Committee and Judith Sprieser was appointed to the Audit Committee in May 2006.

The Supervisory Board has determined that Jan Hommen and Stephanie Shern are the “Audit Committee Financial Experts” within the meaning of the Dutch Corporate Governance Code and as defined in Item 16A of

AHOLD ANNUAL REPORT 2006	17

Supervisory Board report

Form 20-F. The Supervisory Board has determined that each member of the Audit Committee is “independent” as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as required by Section 303A.06 of the NYSE Listed Company Manual.

SELECTION AND APPOINTMENT COMMITTEE

The Selection and Appointment Committee met five times in 2006 and its main focus was the selection of an additional member of the Corporate Executive Board and a new member of the Supervisory Board. It was also involved in the change of the CEO at Stop & Shop/Giant-Landover, Giant- Carlisle/Tops and Central Europe, and discussed succession and management development.

In May 2006, Derk Doijer was appointed to the Selection and Appointment Committee.

REMUNERATION COMMITTEE

The Remuneration Committee met six times in 2006. The CEO was invited to all of these meetings. For a report on remuneration and the activities of the Remuneration Committee, see the “Remuneration” section of this Annual Report.

Annual Report 2006

This Annual Report and the 2006 financial statements, audited by Deloitte Accountants B.V., have been presented to the Supervisory Board. The financial statements and the report of the external auditor with respect to the audit of the financial statements were discussed with the Audit Committee in the presence of the Corporate Executive Board and the external auditor. The Supervisory Board endorses this Annual Report. The Supervisory Board recommends that the General Meeting of Shareholders adopts the 2006 financial statements included in this Annual Report.

Supervisory Board

Amsterdam, the Netherlands, March 21, 2007

18	AHOLD ANNUAL REPORT 2006

Remuneration

GENERAL

This section sets out the remuneration policies for the Corporate Executive Board members. The remuneration policy is prepared in accordance with the Dutch Corporate Governance Code and was adopted at the General Meeting of Shareholders on May 18, 2006 as required by the Dutch Corporate Governance Code. This section starts with the responsibilities and activities of the Remuneration Committee, followed by the Corporate Executive Board members’ remuneration for 2006. Information on additional arrangements, employment agreements and an outlook on the remuneration policy for 2007 is also included.

Further details on employment agreements, individual remuneration, pension, shares and other interests in the Company for the members of the Corporate Executive Board are outlined in Notes 8 and 9 to the consolidated financial statements included in this Annual Report.

REMUNERATION COMMITTEE

The main responsibilities of the Remuneration Committee include:

•	Preparing proposals for the Supervisory Board concerning the remuneration policies for the Corporate Executive Board to be adopted by the General Meeting of Shareholders;
•	Preparing proposals concerning the remuneration of individual members of the Corporate Executive Board; and
•	Advising on the level and structure of compensation for senior personnel other than members of the Corporate Executive Board.

The Remuneration Committee has four members. During 2006, the composition of the Remuneration Committee changed. Until May 18, 2006, the members were Derk Doijer, appointed as Chairman of the Remuneration Committee, Réne Dahan, Dr. Myra Hart and Stephanie Shern. René Dahan resigned from the Remuneration

Committee on May 18, 2006. He was replaced by Judith Sprieser who was appointed as a member of the Supervisory Board and the Remuneration Committee as of May 18, 2006. At present, the members of the Remuneration Committee are Derk Doijer, Chairman, Dr. Myra Hart, Stephanie Shern and Judith Sprieser, all of whom are members of the Supervisory Board.

In 2006, the Remuneration Committee met six times.

The Remuneration Committee utilizes internal and external advisors for market data and updates on recent developments. In 2006, external advisors were hired to provide professional advice regarding the remuneration policy, market practices and short- and long-term incentive plans. Ultimately, the Supervisory Board determines the level and composition of the remuneration components for the individual members of the Corporate Executive Board.

THE REMUNERATION POLICY 2006

Ahold’s remuneration policy is focused on Total Direct Compensation. Total Direct Compensation is benchmarked against a peer group set of companies identified as relevant to the Company.

Total Direct Compensation

The basic elements of the Total Direct Compensation provided to Ahold’s Corporate Executive Board members are (1) a base salary, (2) an annual cash incentive and (3) a long-term, equity-based program. An important component of the overall remuneration package is the pension benefit. The pension benefit is not included in the Total Direct Compensation.

The peer group used for reference

The peer group used to assess the competitiveness of the overall remuneration provided to the Corporate Executive Board and to benchmark the performance of the Company reflects the geographical areas in which the Company operates and the markets most relevant with respect to the recruitment and retention of top management for the Company. Furthermore, the peer group companies are selected based on relevant size, public listing and number of shares outstanding.

AHOLD ANNUAL REPORT 2006	19

Remuneration

The peer group is currently comprised of the following companies:

Wal-Mart Stores, Inc.	Costco Wholesale Corporation	Sysco Corporation
Carrefour S.A.	The Kroger Co.	Delhaize Brothers and Co. (Delhaize Group)
Metro A.G.	Target Corporation	Staples, Inc.
Tesco PLC	Safeway Inc.

To anticipate changes to the peer group, a short list with substitutes is defined. In selecting the most appropriate replacement, the Supervisory Board will use the same criteria as used to select the companies in the current peer group.

Base salary

When comparing base salary levels against the peer group, the composition (risk profile) of the existing Total Direct Compensation levels is taken into account. The target Total Direct Compensation level is typically targeted at the 50th percentile, however, in special cases the levels can be increased. In the case of any adjustment, a conservative approach with incremental adjustments is followed.

Annual cash incentive plan

The annual cash incentive plan for the Corporate Executive Board uses three equally weighted measures: net sales growth, operating margin and return on net assets (“RoNA”). The at-target pay out as a percentage of base salary is 100 percent, contingent on full achievement of objectives, with a cap at 125 percent of the base salary except where pre-existing contractual arrangements exist. In Anders Moberg’s contract an at-target percentage of 142.5 percent and a cap at 250 percent was already agreed at the time the 2006 remuneration policy was adopted. The Company does not disclose the required performance levels of the measures, as this is considered commercially sensitive information.

Equity-based program: Global Reward Opportunity

In 2006 a new program named “Global Reward Opportunity” (“GRO”) was introduced. In addition to the Corporate Executive Board members more than 6,000 employees participated in the program as of the May 2006 share grant. Under the GRO only conditional shares are granted through three- and five-year awards. Following the introduction of GRO, options were discontinued as a remuneration component. In principle, plan rules will not be altered during the term of the plans.

Target values to be granted under GRO are determined by the Supervisory Board for each Corporate Executive Board member individually. The number of conditional shares to be granted depends on the at-target value, the annual cash incentive plan multiplier of the preceding year and the average share price during the six months preceding the date of grant.

For example, assuming an at-target grant value of EUR 100,000 and an annual incentive multiplier for the preceding year of 0.8, the value to be granted will be 0.8 x EUR 100,000 = EUR 80,000. Assuming furthermore, a six months average share price preceding the date of grant of EUR 8.00, the number of shares to be conditionally granted will be 10,000. Of these 10,000 shares, 5,000 will be granted through a three-year component and 5,000 will be granted through the five-year component. In the event that the annual incentive multiplier is zero, 50 percent of the grant value at target will be granted through the five-year relative Total Shareholder Return (“TSR”) related program only.

Three-year component

For Corporate Executive Board members, the shares conditionally granted under this component vest after three years of continued employment. The Corporate Executive Board members must retain these shares for a period of five years from the grant date. The Corporate Executive Board members are allowed to sell part of the shares to finance tax due at the date of vesting.

Five-year component

The shares conditionally granted under this component vest at the end of the performance period of five years and are conditional upon performance. Performance is measured using Total Shareholder Return “TSR” (share price growth and dividends paid over the performance period) as benchmarked against the TSR performance of the peer group. The number of shares that vest depends on the ranking of the Company within the peer group. No shares will vest in the event that Ahold ranks below the seventh position of the peer group, consisting of 12 companies (including Ahold).

The maximum number of the conditional shares, granted to the Corporate Executive Board members under the five-year program that can vest is 150 percent times the original, conditionally granted number of shares. The table below indicates the percentage of conditional shares that could vest based on the ranking of the Company within the peer group:

	1	2	3	4	5	6	7	8	9	10	11	12
Corporate Executive Board members	150%	130%	110%	90%	70%	50%	25%	0%	0%	0%	0%	0%

20	AHOLD ANNUAL REPORT 2006

PENSION

The Corporate Executive Board members, except for Anders Moberg, participate in the Dutch pension plan for the Corporate Executive Board members. Due to the new Dutch legislation for early retirement and pre-pension prior to the age of 65 it was necessary to implement a new plan for participants born in 1950 or afterwards. In November 2006, the Supervisory Board agreed to a new plan. This new pension plan for Corporate Executive Board members is identical to the pension provision for the employees of Ahold in the Netherlands below the level of the Corporate Executive Board. The new plan is applicable to John Rishton and is a so-called average base pension plan. For every service year at Ahold a pension amounting to 2.25 percent of the pension-bearing base salary will be granted. The normal retirement age is 65. In the new plan, each Corporate Executive member pays a pension premium contribution of approximately 1 percent of his or her pension-bearing salary.

For Corporate Executive Board members born before 1950 (Peter Wakkie), the old pension plan will remain in place. This plan provides a final pension of 60 percent of the pension-bearing base salary annually upon reaching the age of 60, assuming a minimum of 30 pension-bearing years at Ahold. Anders Moberg does not participate in any of Ahold’s pension plans. Instead he receives employer retirement pension contributions, which amount to approximately EUR 83,000 per year.

OTHER CONTRACT TERMS

Loans

The Company does not provide loans to members of the Corporate Executive Board. There are no loans outstanding.

Additional arrangements

In addition to the remuneration allocated to Corporate Executive Board members, a number of additional arrangements apply. These additional arrangements, such as expense allowances, medical insurance and accident insurance, are in line with practice in the Netherlands.

Employment agreements

As from January 1, 2004, the term of the employment agreement for newly appointed members of the Corporate Executive Board is set at four years. If the Company terminates the employment agreement of any member of the Corporate Executive Board appointed after this time, the severance payment is in principle limited to one year’s base salary. For Corporate Executive Board members appointed before 2004, the termination clause is different. The term of notice that Corporate Executive Board members must provide the Company is three or six months, and for the Company the notice period is three, six or 12 months, depending on each Corporate Executive Board member’s employment agreement.

OUTLOOK REMUNERATION POLICY 2007

No changes to either the policy or the design of the incentive programs are planned for 2007.

AHOLD ANNUAL REPORT 2006	21

Corporate governance

Koninklijke Ahold N.V. is the parent company of the Ahold group. It was founded in 1887 and incorporated as a limited liability company under Dutch law on April 29, 1920. Ahold’s common shares are listed on Euronext Amsterdam and its American depositary receipts are listed on the NYSE. For a list of significant subsidiaries, see Note 36 to the consolidated financial statements in this Annual Report.

As a Dutch listed company Ahold is required to comply with the Dutch Corporate Governance Code either by applying its provisions or explaining why it deviates from any provision. Ahold shareholders gave their consent to all the proposed changes aimed at compliance with the Dutch Corporate Governance Code during an Extraordinary General Meeting of Shareholders on March 3, 2004. As a result of Ahold’s listing on the NYSE the Company is required to comply with applicable U.S. securities regulations and the listing standards of the NYSE to the extent that they apply to non U.S. companies. Ahold continues to seek ways to improve its corporate governance by measuring itself against international best practice, primarily in the Netherlands and the United States. As a Dutch company governed by Dutch law, Ahold follows corporate governance practices that may differ from the practices followed by U.S. domestic companies under NYSE listing standards. A summary of the significant differences in corporate governance practices that Ahold follows under Dutch law and NYSE listing standards followed by U.S. domestic companies is published in the corporate governance section of the

Company’s website at www.ahold.com. On December 22, 2006 Ahold completed the delisting of the Company’s shares on the Zurich Stock Exchange.

CONTINENTAL STRUCTURE

Ahold’s structure is based on two continental platforms, Ahold USA and Ahold Europe, headed by continental COOs. This enables the Company to execute its strategy more effectively as a group. Each continental platform contains several operating companies made up of one or more banners. Certain Corporate Center activities in which there is the most opportunity to leverage continental capabilities will now be carried out at a continental level. The COOs will lead these activities in the areas of Finance, Human Resources, Information Technology and Legal in each of the continental platforms.

The following diagram shows the governance structure of Ahold and its businesses. A list of subsidiaries, joint ventures and associates is included in Note 36 to the consolidated financial statements in this Annual Report.

22	AHOLD ANNUAL REPORT 2006

CORPORATE EXECUTIVE BOARD

Ahold is managed by the Corporate Executive Board, which is supervised by the Supervisory Board. The Corporate Executive Board as a whole is responsible for the management and the general affairs of Ahold.

Composition

Ahold’s Articles of Association provide that the Corporate Executive Board must consist of at least three members and that in the event of a vacancy the remaining members or the sole remaining member will conduct the management of the Company. As of May 18, 2006, the Corporate Executive Board consists of three members: Anders Moberg, President and CEO, John Rishton, Executive Vice President and Chief Financial Officer and Peter Wakkie, Executive Vice President and Chief Corporate Governance Counsel. John Rishton began serving as acting Executive Vice President and CFO on January 2, 2006 and was appointed to the Corporate Executive Board at the annual General Meeting of Shareholders on May 18, 2006. On May 10, 2006 Ahold announced that Dick Boer was nominated for appointment to the Corporate Executive Board. Dick Boer assumed the position of acting Corporate Executive Board member on that date. Mr. Boer is a nominee for appointment to the Corporate Executive Board at the annual General Meeting of Shareholders on May 3, 2007.

Appointment, suspension and dismissal

Corporate Executive Board members are appointed for a term of four years and may be reappointed for additional terms not exceeding four years. The Supervisory Board may at any time suspend a Corporate Executive Board member. The General Meeting of Shareholders appoints, suspends, or dismisses a Corporate Executive Board member by an absolute majority of votes cast, upon a proposal made by the Supervisory Board. If another party makes the proposal, an absolute majority of votes cast, representing at least one-third of the issued share capital, is required. If this qualified majority is not achieved but a majority of the votes exercised was in favor of the proposal, then a second meeting may be held. In the second meeting, only a majority of votes exercised, regardless of the number of shares represented at the meeting is required to adopt the proposal to appoint, suspend or dismiss a Corporate Executive Board member.

Remuneration

The General Meeting of Shareholders on May 18, 2006 adopted the remuneration policy for Corporate Executive Board members. Details on this policy can be found in the “Remuneration” section of this Annual Report.

For detailed information on the individual remuneration of Corporate Executive Board members, see Notes 8 and 9 to the consolidated financial statements in this Annual Report.

Retirement and reappointment schedule

Name	Date of birth	Date of initial appointment	Date of possible reappointment(s)	Date of retirement
Anders Moberg	March 21, 1950	September 4, 2003	2008	–
Peter Wakkie	June 22, 1948	November 26, 2003	not applicable	2008
John Rishton	February 21, 1958	May 18, 2006	2010	–

The Corporate Executive Board Charter can be found in the corporate governance section of our website at www.ahold.com.

AHOLD ANNUAL REPORT 2006	23

Corporate governance

Disclosure and Compliance Committee

The Disclosure and Compliance Committee was established by the Corporate Executive Board and oversees the collection and analysis of financial and non-financial information that is required or intended to be publicly disclosed, both for Ahold and for its subsidiaries. The Committee works to ensure that this information is complete, accurate and disclosed in a timely manner. The Committee reviews this information prior to its inclusion in periodic SEC reports, annual reports and other disclosures made to the public or the financial community throughout the year. Three subcommittees, one coordinating the Annual Report process, a second overseeing Ahold’s internal and external websites, and a third monitoring the Company’s global information security, assist the Disclosure and Compliance Committee. The Committee also assists the Corporate Executive Board in ensuring that Ahold has effective policies and procedures in place to promote compliance with applicable laws, regulations, and Ahold’s Global Code of Professional Conduct and Ethics. Ahold’s Global Code of Professional Conduct and Ethics is available in the corporate governance section of the Company’s public website at www.ahold.com and applies to all employees above a certain job grade level, including Ahold’s CEO, CFO and principal accounting officer and persons performing similar functions.

SUPERVISORY BOARD

The Supervisory Board is responsible for supervising and advising the Corporate Executive Board and overseeing the general course of affairs and the strategy of the Company. The Supervisory Board is guided in its duties by the interests of Ahold taking into consideration the overall good of the enterprise and the relevant interests of all those involved in the Company.

The Supervisory Board is responsible for monitoring and assessing its own performance.

Ahold’s Articles of Association require the approval of the Supervisory Board for certain major resolutions proposed to be taken by the Corporate Executive Board, including:

•	Issuance of shares;
•	Acquisitions, redemptions, repurchases of shares and any reduction in issued and outstanding capital;
•	Allocation of duties within the Corporate Executive Board and the adoption or amendment of the Corporate Executive Board Charter; and
•	Significant changes in the identity or the nature of the Company or its enterprise.

Appointment

The General Meeting of Shareholders appoints, suspends or dismisses a Supervisory Board member by an absolute majority of votes cast, upon a proposal made by the Supervisory Board. If another party makes the proposal, an absolute majority of votes cast, representing at least one-third of the issued share capital, is required. If this qualified majority is not achieved but a majority of the votes exercised was in favor of the proposal, then a second meeting may be held. In the second meeting, only a majority of votes exercised, regardless of the number of shares represented at the meeting, is required. A Supervisory Board member is appointed for a four-year term and is eligible for reappointment. However, a Supervisory Board member may not serve for more than 12 years.

Committees of the Supervisory Board

The Supervisory Board has established the following permanent committees:

Audit Committee

The Audit Committee assists the Supervisory Board in its responsibilities to oversee financing, financial statements, the financial reporting process and the system of internal business controls and risk management. It is also responsible for pre-approving all audit services and permitted non-audit services.

Selection and Appointment Committee

The Selection and Appointment Committee makes recommendations to the Supervisory Board regarding candidates for service on the Corporate Executive Board and the Supervisory Board.

Remuneration Committee

The Remuneration Committee recommends remuneration policies for the Corporate Executive Board to be adopted by the General Meeting of Shareholders, prepares proposals to the Supervisory Board for remuneration of individual members of the Corporate Executive Board and advises the Corporate Executive Board on the level and structure of compensation for other senior personnel.

The following charters can be found in the corporate governance section of Ahold’s website at www.ahold.com: the Supervisory Board Charter, the Audit Committee Charter, the Remuneration Committee Charter and the Selection and Appointment Committee Charter.

Conflict of interest

Each member of the Supervisory Board is required to immediately report any potential conflict of interest to the Chairman of the Supervisory Board and provide him with all relevant information. Each member of the Corporate Executive Board is required to immediately report any potential conflict of interest to the Chairman of the Supervisory Board and to the other members of the Corporate Executive Board and provide the Chairman of the Supervisory Board and the other members of the Corporate Executive Board with all relevant information. The Chairman determines whether there is a conflict of interest. If a member of the Supervisory Board or a member of the Corporate Executive Board has a conflict of interest with the Company, the member may not participate in the discussions and/or decision-making process on a subject or transaction in relation to the conflict of interest. The Chairman of the Supervisory Board shall arrange for such transactions to be disclosed in the Annual Report. No such conflicts of interest occurred in 2006. In accordance with provision III.6.4 of the Dutch Corporate Governance Code, Ahold reports that no transactions between the Company and legal or natural persons who hold at least 10 percent of the shares in the Company have occurred in 2006.

24	AHOLD ANNUAL REPORT 2006

SHARES AND SHAREHOLDERS’ RIGHTS

For details on the number of outstanding shares, see Note 23 to the consolidated financial statements included in this Annual Report. For details on listings, share performance, and dividend policy with respect to Ahold’s common shares, see the “Investor relations” section.

Issue of additional shares and pre-emptive rights

Shares may be issued pursuant to a resolution of the General Meeting of Shareholders upon a proposal of the Corporate Executive Board with the approval of the Supervisory Board. The General Meeting of Shareholders may resolve to delegate this authority to the Corporate Executive Board for a period not exceeding five years. A resolution of the General Meeting of Shareholders to issue shares or to authorize the Corporate Executive Board to do so is subject also to the approval of each class of shares whose rights would be adversely affected by the proposed issuance or delegation. The General Meeting of Shareholders has delegated this authority to the Corporate Executive Board, subject to the approval of the Supervisory Board until and including November 18, 2007 with respect to the issuance and/or granting of rights to acquire common shares up to a maximum of 10 percent of the outstanding common shares.

Holders of common shares have a pre-emptive right to purchase common shares upon the issue of new common shares in proportion to the aggregate amount of their existing holdings of Ahold’s common shares. According to the Company’s Articles of Association, this pre-emptive right does not apply in respect of any issuance of shares to employees of Ahold. The General Meeting of Shareholders may resolve to restrict or exclude pre-emptive rights. The General Meeting of Shareholders may also designate by resolution the Corporate Executive Board for a period not exceeding five years as the corporate body authorized to restrict or exclude pre-emptive rights. An absolute majority of votes cast in the General Meeting of Shareholders is required to adopt a resolution to restrict or exclude rights or to delegate this authority to the Corporate Executive Board, provided that at least one-half of the issued and outstanding share capital is represented at such meeting. A majority of at least two-thirds of the votes cast is required if less than one-half of the issued and outstanding share capital is represented. The General Meeting of Shareholders has delegated the authority to restrict or exclude the pre-emptive rights of holders of common shares upon the issuance of common shares and/or upon the granting of rights to subscribe for common shares to the Corporate Executive Board until and including November 18, 2007.

General Meeting of Shareholders

Ahold shareholders exercise their rights through annual and extraordinary General Meetings of Shareholders. These meetings must be held in the Netherlands, and specifically in the municipalities of Zaanstad, Amsterdam, the Hague, Rotterdam, Utrecht, Amersfoort or Haarlemmermeer. Each year, no later than June, Ahold is required to convene an annual General Meeting of Shareholders. Additional extraordinary General Meetings of Shareholders may be convened at any time by the Supervisory Board, the Corporate Executive Board or by one or more shareholders representing at least 10 percent of the issued share capital. The agenda for the annual General Meeting of Shareholders must contain certain matters as specified in Ahold’s Articles of Association and under Dutch law. This includes, among other things, the adoption of Ahold’s annual financial statements. Shareholders are entitled to propose items to be put on the agenda of the General Meeting of Shareholders provided they hold at least 1 percent of the issued share capital or the shares held by them represent a market value of at least EUR 50 million. Adoption of such a proposal requires a majority of votes cast at the General Meeting of Shareholders representing at least one-third of the issued shares. If this qualified majority is not achieved but a majority of the votes exercised was in favor of the proposal, then a second meeting may be held. In the second meeting, only a majority of votes exercised, regardless of the number of shares represented at the meeting (unless the law provides otherwise), is required to adopt the decision. Proposals for matters to be included in the agenda for the General Meeting of Shareholders must be submitted at least 60 days before the day of the meeting. Ahold may, however, refrain from including a matter on the agenda if this would prejudice its vital interests. The General Meeting of Shareholders is also entitled to approve important decisions regarding the identity or the character of Ahold including major acquisitions and divestments.

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

Ahold is one of the companies participating in the Shareholder Communication Channel (“Stichting Communicatiekanaal Aandeelhouders”). The Company has used the Shareholder Communication Channel to distribute the agenda for the annual General Meeting of Shareholders and a voting instruction form that allows shareholders to grant power to an independent proxy holder, either by mail or via the internet.

Holders of ADRs will receive notice from The Bank of New York, the Depositary for Ahold’s ADR facility, whenever it receives notice of a General Meeting of Shareholders or solicitation of consents or proxies of holders of common shares. The Depositary will provide a statement that the owners of ADRs on the record date will be entitled to instruct the Depositary as to the exercise of any voting rights represented by the common shares underlying their ADRs. If the Depositary does not receive instructions from any owner, the Depositary will deem the owner to have instructed the Depositary to give a discretionary proxy to a person designated by Ahold for these common shares.

AHOLD ANNUAL REPORT 2006	25

Corporate governance

Voting rights

Each common share gives the right to cast one vote. Subject to certain exceptions provided by Dutch law or Ahold’s Articles of Association, resolutions are passed by a majority of the votes cast. A resolution to amend the Articles of Association that would change the rights vested in the holders of a particular class of shares requires the prior approval of a meeting of that particular class. A resolution to dissolve the Company may be adopted by the General Meeting of Shareholders following a proposal of the Corporate Executive Board made with the approval of the Supervisory Board. Any proposed resolution to wind up the Company must be disclosed in the notice calling the General Meeting of Shareholders at which that proposal is to be considered.

No votes may be cast at a General Meeting of Shareholders in respect of shares that are held by Ahold or any of its subsidiaries. These shares are not taken into account for the purpose of determining how many shareholders are voting and are represented, or how much of the share capital is represented at a General Meeting of Shareholders. There are no limitations, either under Dutch law or in Ahold’s Articles of Association, on the right of non-residents of the Netherlands or foreign owners to hold or vote common shares.

Holders of depositary receipts with respect to cumulative preferred financing shares may attend the General Meeting of Shareholders. The voting rights on the underlying shares may be exercised by Stichting Administratiekantoor Preferente Financierings Aandelen Ahold ( “SAPFAA”), a foundation organized under the laws of the Netherlands in the manner described in Note 27 to the consolidated financial statements in this Annual Report.

Cumulative preferred financing shares

All outstanding cumulative preferred financing shares have been issued to SAPFAA. The purpose of SAPFAA is, among other things, to acquire and hold cumulative preferred financing shares against the issue of depositary receipts, as well as to exercise all voting rights attached to these shares. Holders of depositary receipts can obtain proxies from SAPFAA. Pursuant to its Articles of Association, the board of SAPFAA consists of three members: one A member, one B member and one C member.

The A member is appointed by the general meeting of depositary receipt holders, the B member is appointed by the Company and the C member is appointed by a joint resolution of the A member and the B member. As of March 21, 2007, the members of the board of SAPFAA were:

Member A:	J.H. Ubas, Chairman
Member B:	W.A. Koudijs
Member C:	C.W.H. Brüggemann

Ahold pays a mandatory annual dividend on cumulative preferred financing shares, which is calculated in accordance with the provisions of article 39.4 of the Company’s Articles of Association. On January 2, 2007, 100,802,061 cumulative preferred financing shares were converted into 22,419,051 common shares, which conversion was effected by (i) conversion of 22,419,051 cumulative preferred financing shares into 22,419,051 common shares; and (ii) the acquisition for no consideration of 78,383,010 cumulative preferred financing shares by Ahold. For further details on cumulative preferred financing shares and the voting rights attached thereto, see Note 27 to the consolidated financial statements in this Annual Report.

Cumulative preferred shares

No cumulative preferred shares are currently outstanding. Ahold entered into an option agreement with Stichting Ahold Continuïteit (“SAC”) designed to exercise influence with respect to a potential change in control over the Company. SAC is a Dutch foundation whose statutory purpose is to safeguard the interests of the Company and all stakeholders in the Company and to resist to the best of its ability influences which might conflict with those interests by affecting the Company’s continuity, independence or identity. As of March 21, 2007, the members of the board of SAC were:

Name	Principal or former occupation
N.J. Westdijk, Chairman	Former CEO of Royal Pakhoed N.V.
M. Arentsen	Former CFO of CSM N.V.
G.H.N.L. van Woerkom	President & CEO of ANWB
W.G. van Hassel	Former lawyer/former chairman,
Dutch Bar Association

The members of the Corporate Executive Board and the members of the board of SAC declare that they are jointly of the opinion that SAC is independent of the Company as required by the General Rules for the Euronext Amsterdam Stock Market. For details on Ahold’s cumulative preferred shares, see Note 23 to the consolidated financial statements in this Annual Report.

Repurchase by Ahold of its own shares

Ahold may acquire fully paid shares of any class in its capital for no consideration at any time or, subject to certain provisions of Dutch law and the Company’s Articles of Association, if:

1.	Shareholders’ equity, less the payment required to make the acquisition, does not fall below the sum of paid-in and called-up capital and any reserves required by Dutch law or Ahold’s Articles of Association; and
2.	Ahold and its subsidiaries would thereafter not hold shares with an aggregate nominal value exceeding 10 percent of the issued share capital.

26	AHOLD ANNUAL REPORT 2006

No votes may be exercised on any shares held by Ahold or its subsidiaries in its capital. An acquisition for consideration by the Company of shares in its capital of any class must be approved by resolution of the Corporate Executive Board, subject to the approval of the Supervisory Board. Shares in the Company’s own capital may only be acquired if the General Meeting of Shareholders has authorized the Corporate Executive Board to do so. Such authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Ahold may acquire shares in its capital for no consideration or for the purpose of transferring these shares to employees pursuant to share plans or option plans, without such authorization.

The Corporate Executive Board has been authorized to acquire shares until and including November 18, 2007, subject to the approval of the Supervisory Board. As of the date of this Annual Report, Ahold has not acquired any shares under this authorization.

Major shareholders

Ahold is not directly or indirectly owned or controlled by another corporation or by any government. Except as described under “Cumulative preferred shares” above, the Company does not know of any arrangements that may, at a subsequent date, result in a change of control.

Significant ownership of voting shares

Pursuant to the Dutch Financial Markets Supervision Act, any person or legal entity who, directly or indirectly, acquires or disposes of an interest in Ahold’s capital or voting rights must immediately give written notice to the Netherlands Authority for the Financial Markets (“Autoriteit Financiële Markten”) (the “AFM”), if, as a result of that acquisition or disposal, the percentage of capital interest or voting rights held by that person or legal entity reaches, exceeds or falls below a certain threshold. There is no obligation to notify a change if the interest remains between the same thresholds.

The threshold percentages are: 5 percent, 10 percent, 15 percent, 20 percent, 25 percent, 30 percent, 35 percent, 40 percent, 50 percent, 60 percent, 75 percent and 95 percent.

In addition local rules may apply to investors.

Anyone whose capital or voting interest reaches or crosses the thresholds as a result of a change in the outstanding capital or voting rights of Ahold must notify the AFM within four trading days of the publication by the AFM of that change. Once every calendar year, holders of a 5 percent or larger interest in capital or voting rights whose interest as a result of certain acts has changed since their most recent notification, must notify the AFM thereof within four weeks after the calendar year.

As of March 21, 2007, except as set forth below, Ahold does not know of any record-owners of more than 5 percent of any class of capital interest and/or the related voting rights.

Ahold has reviewed the public notifications on record with the AFM. The following companies are registered to have notified the AFM of the following capital interests and interests in voting rights:

		Capital interest	Interest in voting rights
Stichting Administratiekantoor Preferente
Financieringsaandelen Ahold[1]	December 20, 2006	14.0%	4.4%
DeltaFort Beleggingen B.V.	November 1, 2006	9.2%	3.3%
Capital Research & Management Company	November 1, 2006	7.6%	8.9%
ING Groep N.V.	November 1, 2006	6.1%	3.7%

1	All of the outstanding cumulative preferred financing shares are held by SAPFAA, for which SAPFAA issued corresponding depositary receipts to three investors.

In addition, Ahold has reviewed the public filings with the SEC. The following filings were made with the SEC:

•	Brandes Investment Partners, L.P. filed a Schedule 13G with the SEC, dated February 14, 2007, showing that it owned 210.7 million or 13.4 percent of Ahold’s common shares as of December 31, 2006.
•	Capital Research & Management Company filed a Schedule 13G with the SEC, dated February 12, 2007, showing that it owned 137.3 million or 8.8 percent of Ahold’s common shares as of December 29, 2006.

AHOLD ANNUAL REPORT 2006	27

Corporate governance

Articles of Association

Ahold’s Articles of Association set forth certain aspects governing organization and corporate governance. The current text of Ahold’s Articles of Association is available at the Trade Register of the Chamber of Commerce and Industry for Amsterdam and at www.ahold.com.

Set out below are two further provisions of Articles of Association with respect to the objectives of Ahold and provisions on the dissolution and liquidation of Ahold.

Description of the objectives of Ahold

Pursuant to article 2 of the Company’s Articles of Association, Ahold’s objectives are “to promote or join others in promoting companies and enterprises, to participate in companies and enterprises, to finance – including the giving of guarantees and acting as surety for the benefit of third parties as security for liabilities of companies and enterprises with which the Company is joined in a group or in which the Company owns an interest or with which the Company collaborates in any other way, – to conduct the management of and to operate companies engaged in the wholesale and retail trade in consumer and utility products and companies that produce such products, to operate restaurants and companies engaged in rendering public services, including all acts and things which relate or may be conducive thereto in the broadest sense, as well as to promote, to participate in, to conduct the management of and, as the case may be, to operate businesses of any other kind.”

Liquidation

In the event of Ahold’s dissolution and liquidation, the surplus assets remaining after satisfaction of all debts will be distributed in accordance with the provisions of Dutch law and the Company’s Articles of Association in the following order:

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
4.	to the holders of the 120 outstanding founders’ certificates, 10 percent of the balance remaining after the distributions mentioned above have been made and after the amounts of the general reserves and profit reserves created since December 31, 1961 have been deducted in accordance with Ahold’s Articles of Association. The balance remaining after all of the above distributions shall be for the benefit of the holders of Ahold’s common shares in proportion to the aggregate nominal value of common shares held by each of them.

Auditor

The General Meeting of Shareholders appoints the external auditor. The Audit Committee makes a recommendation to the Supervisory Board with respect to the external auditor to be proposed for (re-) appointment by the General Meeting of Shareholders. In addition, the Audit Committee evaluates and, where appropriate, recommends the replacement of the external auditors. The Audit Committee also pre-approves the fees for audit and permitted non-audit services to be performed by the external auditors as negotiated by the Corporate Executive Board. The Audit Committee shall not approve the engagement of the external auditors to render non-audit services prohibited by applicable laws and regulations or that would compromise their independence.

On May 18, 2006, the General Meeting of Shareholders re-appointed Deloitte Accountants B.V. as external auditor for the Company for the fiscal year 2006.

Decree Article 10 EU Takeover Directive

The information required by the Decree Article 10 EU Takeover Directive is included in this “Corporate governance” section and the “Investor relations” section, and the notes referred to therein, or included in the description of any relevant contract.

COMPLIANCE WITH DUTCH CORPORATE GOVERNANCE CODE

Ahold applies all of the relevant provisions of the Dutch Corporate Governance Code, with the following exception:

•

The Vice-Chairman of the Supervisory Board, Jan Hommen, has accepted chairmanships and memberships of Supervisory Boards of several Dutch listed companies. Following the calculation method of the Dutch Corporate Governance Code in best practice principle III.3.4, he is deemed to hold six memberships instead of the recommended maximum of five. On July 18, 2006 Ahold announced that Mr. Hommen will not be standing for re-election at the end of his term following the annual General Meeting of Shareholders in 2007.

28	AHOLD ANNUAL REPORT 2006

Internal control

AHOLD BUSINESS CONTROL FRAMEWORK

Ahold’s internal controls are designed to provide reasonable assurance that the Company’s objectives are achieved. Ahold takes a structured and consistent approach to internal control by aligning strategy, charters, policies, manuals, procedures, instructions, guidelines and processes and people and technology, for the purpose of identifying, evaluating and managing the uncertainties that the Company faces.

For this purpose, the Company has developed the Ahold Business Control Framework (“ABC Framework”) to encompass its standards. The ABC Framework was implemented at the Corporate Center. Going forward, the ABC Framework will be implemented at the Company’s U.S. and European continental organizations as appropriate, to enhance their existing local internal control frameworks. The ABC Framework is based on the recommendations of the Committee of Sponsoring Organizations of the Treadway Commission: Internal Control – Integrated Framework (“COSO Framework”). The goal of these recommendations is to provide a reasonable level of assurance concerning internal control.

Monitoring

Ahold uses a comprehensive business planning and performance review process to monitor its performance. This consists of a coherent set of instruments, which cover adoption of strategy, budgeting and reporting of current and projected results. Business performance is assessed with respect to both financial and non-financial targets.

Ahold operates a group-wide certification process designed in response to the internal control requirements of the Sarbanes-Oxley Act and the Dutch Corporate Governance Code. The certification process is designed to provide Ahold’s Disclosure and Compliance Committee with quarterly confirmation by means of a letter of representation from subsidiary management that compliance has been maintained with, among others, Ahold’s Global Code of Professional Conduct and Ethics, fraud prevention and detection procedures, accounting and internal control standards and disclosure requirements.

Management is responsible for managing risks associated with business activities and for compliance with relevant local laws and regulations, following normal reporting lines to senior management. Authority limits for operating company management have been established. This system establishes a line of authority for management to obtain approval for certain decisions and provides appropriate information to senior management.

The Disclosure and Compliance Committee assists the Company’s CEO and CFO in fulfilling their responsibilities to ensure that Ahold makes timely and accurate disclosures. The Disclosure and Compliance Committee meets, reviews, discusses and reports quarterly on disclosure related issues. The objective is to ensure that all disclosures made by Ahold are accurate, complete, timely and fairly present the financial condition and the results of operations in all material aspects.

Internal Audit at Ahold helps ensure that the integrity and effectiveness of Ahold’s system of control is maintained and continuously improved through regular risk-based, objective, independent and critical evaluations. Internal Audit monitors the internal controls of Ahold to provide the Corporate Executive Board and the Supervisory Board, through its Audit Committee, with reasonable assurance on the reliability of financial reporting, compliance with relevant laws and regulations, safeguarding of resources and effectiveness and efficiency of operations. Also, Internal Audit monitors the effectiveness of associated corrective actions, through follow-up on specific previous audit reports and review of the effectiveness of monitoring instruments.

Disclosure controls and procedures

Disclosure controls and procedures are those designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures are also designed to ensure that the information is accumulated and communicated to management, including the Company’s CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives.

AHOLD ANNUAL REPORT 2006	29

Internal control

Evaluation of disclosure controls and procedures

As of the end of the period covered by this Annual Report, the Company’s management, with the participation of the Company’s CEO and CFO, completed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15 promulgated under the Exchange Act).

Based on this evaluation, the Company’s CEO and CFO concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Company’s CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures.

Management’s Annual Report on internal control over financial reporting

Management of the Company, including the Company’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act).

The Company’s internal control over financial reporting was designed under the supervision of and with the participation of the Company’s management, including the Company’s CEO and CFO, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards as adopted by the European Union.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this evaluation, management used the criteria set forth in the COSO Framework. Based on this evaluation, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2006.

Management’s evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, was audited by Deloitte Accountants B.V., an independent registered public accounting firm that also audited the Company’s financial statements included in this Annual Report, as stated in their report included in the financial statements of this Annual Report.

Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting during 2006 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Compliance with provision II.1.4 of the Dutch Corporate Governance Code

Provision II.1.4 of the Dutch Corporate Governance Code requires management to assess the adequacy of the internal risk management and control systems. The concept of internal risk management and control systems as used in the Dutch Corporate Governance Code varies from the concept of disclosure controls and procedures and internal control over financial reporting under the Exchange Act and the related SEC rules referred to above.

Taking into account the recommendations of the Corporate Governance Code Monitoring Committee (“the Monitoring Committee”) on the application of the requirements of provision II.1.4 of the Dutch Corporate Governance Code, Ahold distinguishes between internal risk management and control systems for financial reporting risks, and those for other risks, including operational/strategic and legislative/ regulatory risks. With respect to financial reporting risks, the Monitoring Committee has concluded that a company’s compliance with Section 404 of the Sarbanes-Oxley Act constitutes compliance with the requirements of the provision II.1.4. of the Dutch Corporate Governance Code. Regarding risks other than financial reporting risks, reference is made to the most important risk factors inherent in the Company’s businesses and objectives as listed in the “Risk Factors” section and in respect of the management of these risks, to the preceding paragraphs on “Ahold Business Control Framework” and “Monitoring” in this Annual Report. In view of the above the Corporate Executive Board is of the opinion that it is in compliance with the requirements of provision II.1.4 of the Dutch Corporate Governance Code.

30	AHOLD ANNUAL REPORT 2006

Risk factors

The following discussion of risks relating to the Company should be read carefully when evaluating its business, its prospects and the forward-looking statements contained in this Annual Report.

Any of the following risks could have a material adverse effect on Ahold’s financial position, results of operations, liquidity or could cause actual results to differ materially from the results contemplated in the forward-looking statements contained in this Annual Report. The risks described below are not the only ones the Company is facing. There may be additional risks that the Company is currently unaware of, that may be common to most companies or that Ahold’s management now believes are immaterial, but which may in the future have a material adverse effect on the Company’s financial position, results of operations, liquidity and the actual outcome of matters referred to in the forward-looking statements contained in this Annual Report. For additional information regarding forward-looking statements, see the “Forward-looking statements notice” included in this Annual Report.

RISKS RELATING TO AHOLD’S STRATEGY

Ahold might not successfully carry out the strategies for its food retail and foodservice businesses, or realize expected cost savings.

As a result of a strategic review of its businesses, the Company adopted a strategy that includes a realignment of its portfolio to focus on core retail business in its restructured continental organizations: the United States and Europe, the continued roll-out of value repositioning programs and the reduction of operating costs. Ahold’s financial targets are to achieve sustainable 5 percent retail net sales growth, a sustainable 5 percent retail operating margin and investment grade. The Company may encounter difficulties or delays in implementing its strategic initiatives and may not be able to achieve these targets. Ahold may also incur unanticipated costs in implementing its strategy.

Ahold’s strategy includes initiatives that are expected to reduce operating costs by approximately EUR 500 million by the end of 2009. In addition, the initiatives are expected to reduce the core costs at the Corporate Center by 50 percent by the end of 2008. However, the Company may not be able to reach the targeted levels or receive the expected benefits of these cost reductions. In connection with the strategy, Ahold also announced its intention to divest U.S. Foodservice, as well as the Tops business, and its retail operations in Poland and Slovakia. The Company also intends to sell its stake in Jerónimo Martins Retail. If Ahold fails to complete these divestments within the planned timeframe and on acceptable terms or otherwise does not successfully carry out its strategy, this could have a material adverse effect on the Company’s financial position, results of operation and liquidity.

RISKS RELATING TO LIQUIDITY

Ahold’s substantial level of debt could adversely affect its business.

Ahold has significantly reduced its debt since 2003. However, the Company continues to have substantial indebtedness and its total gross debt as of December 31, 2006 was approximately EUR 6.5 billion. In addition to the obligations recorded on its balance sheet, Ahold also has various commitments and contingent liabilities that may result in significant future cash requirements. The Company’s significant level of debt could adversely affect its business in a number of ways, including but not limited to, the following:

•	because the Company must dedicate a substantial portion of cash flow from operations to the payment of interest and principal on its debt, it has less cash available for other purposes;
•	Ahold’s ability to obtain additional debt financing may be limited; or

AHOLD ANNUAL REPORT 2006	31

Risk factors

•

Ahold may be placed at a competitive disadvantage by its limited flexibility to react to changes in the industry and economic conditions and its financial resources may be diverted away from the expansion and improvement of the business. As a result, Ahold could lose market share and experience lower sales, which may have a material adverse effect on its financial position, results of operations and liquidity. For additional information on liquidity and leverage risk, see “Management’s discussion and analysis – Liquidity and capital resources” and Note 26 to the consolidated financial statements included in this Annual Report.

Downgrading of Ahold’s credit ratings could adversely impact its ability to finance the business or increase financing costs.

During 2005 and 2006 both Moody’s Investors Services (“Moody’s”) and Standard & Poor’s Ratings Services (“S&P”) upgraded Ahold’s credit ratings, but such credit ratings remain below investment grade. As part of Ahold’s strategy, the Company’s target is to achieve investment grade. While none of the Company’s material credit facilities or other debt instruments contain direct events of default that are triggered by credit rating downgrades, a downgrade of its long-term debt rating by either Moody’s or S&P could raise liquidity concerns, reduce Ahold’s flexibility in accessing funding sources and increase its costs of borrowing, which could result in the Company’s inability to secure new financing or affect its ability to make payments on outstanding debt instruments and comply with other existing obligations. Any of these circumstances could have a material adverse effect on the Company’s financial position, results of operations and liquidity. In addition, Ahold cannot assure you that it will be able to achieve investment grade, particularly if its operating strategy and objectives are not successful. For a further discussion of credit ratings, see “Management’s discussion and analysis–Liquidity and capital resources” and Note 26 to the consolidated financial statements included in this Annual Report.

Ahold’s current insurance coverage may not be adequate and its insurance costs may increase.

The third-party insurance companies that provide the fronting insurance that is part of Ahold’s self-insurance programs as described later in this Annual Report require the Company to provide cash collateral or letters of credit. In some circumstances, Ahold is required to replace its self-insurance programs with high deductible programs from third-party insurers at a high cost. Although Ahold is currently able to provide sufficient letters of credit for insurance requirements, its future letter of credit requirements for insurance and other cash collateral needs may increase significantly. In this event, Ahold will need to obtain additional financing sources and any cash collateral it provides will not be available to fund the Company’s liquidity needs. It is possible that Ahold may not be able to maintain adequate insurance coverage against liabilities that it incurs in its business through self-insurance and high deductible programs or, if necessary, purchase commercial insurance to replace these programs. Ahold’s insurance premiums to third-party insurers may also increase in the future and the Company may not be able to obtain similar levels of insurance on reasonable terms or at all. The inadequacy or loss of insurance coverage, or the continued payment of higher premiums, could have a material adverse effect on Ahold’s financial position, results of operations and liquidity. For additional information regarding self-insurance coverage, see “Management’s discussion and analysis – Off-balance sheet arrangements – Contingent liabilities” and Note 25 to the consolidated financial statements included in this Annual Report.

RISKS RELATING TO CURRENCY EXCHANGE AND INTEREST RATE FLUCTUATIONS

Currency translation risk Ahold is exposed to foreign currency exchange translation risk because it operates businesses in Europe and the United States. A substantial portion of its assets, liabilities and results of operations are denominated in foreign currencies, primarily the U.S. dollar. As a result, the Company is subject to foreign currency exchange risks due to exchange rate movements in connection with the translation of the operating income and the assets and liabilities of its foreign subsidiaries into euros for inclusion in its consolidated financial statements.

Currency transaction risk Ahold is exposed to foreign currency exchange transaction risk, including lease payment obligations and firm purchase commitments denominated in foreign currencies. The Company attempts to manage its foreign currency exchange exposure by borrowing in local currency and entering into currency swaps, but it cannot eliminate such exposure and, therefore, currency exchange rate movements and volatility can affect Ahold’s transaction costs.

Interest rate risk Ahold is also exposed to fluctuations in interest rates. Accordingly, changes in interest rates can affect the cost of Ahold’s floating interest-bearing borrowings. It is Ahold’s policy to attempt to mitigate interest rate risk by financing a targeted percentage of its borrowings in fixed interest rate instruments and by the use of derivative financial instruments, such as interest rate swaps. Ahold’s attempts to manage its risk could result in the Company’s failure to realize savings, if interest rates fall.

Currency exchange and interest rate fluctuations could have an adverse effect on Ahold’s financial position, results of operations and liquidity. For an additional discussion of Ahold’s risk management, see “Management’s discussion and analysis – Risk management and use of financial instruments and derivatives” and Note 33 to the consolidated financial statements included in this Annual Report.

32	AHOLD ANNUAL REPORT 2006

RISKS RELATING TO TAX LIABILITIES

Ahold may face tax liabilities in the future, including as a result of audits of its tax returns.

Because Ahold operates in a number of countries, its income is subject to taxation in differing jurisdictions and at differing tax rates. Significant judgment is required in determining the consolidated income tax position. Ahold seeks to organize its affairs in a tax efficient and balanced manner, taking into account the applicable regulations of the jurisdictions in which it operates. As a result of Ahold’s multi-jurisdictional operations, it is exposed to a number of different tax risks including, but not limited to, changes in tax laws or interpretations of such tax laws. The tax authorities in the jurisdictions in which Ahold operates may audit the Company’s tax returns and may disagree with the positions taken in those returns.

An adverse outcome resulting from any settlement or future examination of the Company’s tax returns may subject it to additional tax liabilities and may adversely affect its effective tax rate which could have a material adverse effect on Ahold’s financial statements. In addition, any examination by the tax authorities could cause Ahold to incur significant legal expenses and divert management’s attention from the operation of its business.

RISKS RELATING TO THE INDUSTRY AND BUSINESS

Ahold is a low margin business and its operating income is sensitive to price fluctuations.

Ahold’s retail and foodservice businesses are characterized by relatively high inventory turnover with relatively low profit margins. The Company makes a significant portion of its sales at prices that are based on the delivered price of products it sells plus a percentage markup. As a result, Ahold’s absolute levels of profit will go down during periods of food price deflation, particularly in the foodservice business, even though the gross profit percentage may remain relatively constant. Additionally, Ahold’s foodservice business profit levels may go down in periods of food price inflation if the Company is not able to pass along cost increases from its vendors to customers in a timely manner. In addition, Ahold’s retail and foodservice businesses could be adversely affected by other factors, including inventory control, competitive price pressures, severe weather conditions, unexpected increases in fuel or other transportation related costs, volatility in food commodity prices, labor expense and difficulties in collecting accounts receivable. Any of these factors may have a material adverse effect on the Company’s financial position, results of operations and liquidity.

Competition is intensifying across all Ahold’s markets.

Ahold continues to experience intense competition in its retail trade business and its foodservice business, as well as industry consolidation. A number of its retail operations have started value repositioning programs. A successful value repositioning program requires careful and well-timed management of a number of complex factors, including efficient inventory management, negotiations with vendors of national and private label products to reduce prices without reducing quality, cutting staffing costs without compromising the quality of service and effective communication of new prices to shoppers. These programs might not be successful or competitors might respond and engage in price competition against the Company. Any of these factors, or any combination of them, could have a material adverse effect on Ahold’s financial position, results of operations and liquidity.

While Ahold believes there are opportunities for sustained and profitable growth, unanticipated actions of competitors and increasing competition in the food retail and foodservice industries could continue to negatively affect its financial position, results of operations and liquidity. For additional information regarding competition, see “Management’s discussion and analysis – Overview” in this Annual Report.

Ahold faces risks relating to its IT outsourcing.

Ahold has outsourced various IT services in the United States and the Netherlands. In connection with this outsourcing, the Company may encounter unforeseen technical complexities that it may be unable to resolve or the resolution of such complexities may lead to cost increases and the distraction of management. Although the Company has a right to conduct audits to determine the functionality of the IT outsourcing, the Company may face disruptions in its IT applications and infrastructure if such IT functions fail to perform as specified or if the parties on whom the Company relies in relation to these outsourcings do not fulfill their obligations. The IT outsourcing might not achieve the expected benefits and cost savings or such benefits and savings might not be achieved as quickly as expected.

Ahold’s failure to implement these IT outsourcing initiatives in a timely and cost efficient manner could have a material adverse effect on the Company’s financial position, results of operations and liquidity.

AHOLD ANNUAL REPORT 2006	33

Risk factors

Ahold might not be able to negotiate future collective bargaining agreements on acceptable terms, which could result in work stoppages.

A significant portion of Ahold’s employees are represented by unions and are covered by collective bargaining agreements. As the collective bargaining agreements with those unions expire, the Company might not be able to negotiate extensions or replacements on terms acceptable to the Company. For example, most of Ahold’s collective bargaining agreements for its employees in the Netherlands will expire in April 2007. Although Ahold considers its relations with the relevant trade unions stable, any failure of its operating companies to effectively renegotiate these agreements could result in work stoppages or other labor actions. The Company may not be able to resolve any issues in a timely manner and its contingency plans may not be sufficient to avoid an impact on the business. A work stoppage due to failure of one or more of its operating companies to renegotiate a collective bargaining agreement, or otherwise, could have a material adverse effect on Ahold’s financial position, results of operations and liquidity. For additional information, see “Additional information – Labor relations – Union relations and works council” in this Annual Report.

Ahold faces risks related to health care and pension funding requirements. Decreasing interest rates, poor performance of the stock markets and rising cost of health care benefits may cause Ahold to record significant charges related to its pension and benefit plans.

Adverse stock market developments may negatively affect the assets of Ahold’s pension funds and decreasing interest rates may cause lower discount rates and increase its pension liabilities. This will lead to higher pension charges, pension premiums and contributions payable. Ahold has a number of defined benefit pension plans, covering a substantial number of its employees in the Netherlands and in the United States. Pension expenses for defined benefit plans in 2006 were EUR 32 million lower than in 2005. Ahold’s contributions to its Dutch defined benefit plans in 2006 were EUR 40 million higher than in 2005 and the Company’s contributions to its U.S. defined benefit plans in 2006 were EUR 251 million lower than in 2005. In 2005 a one-time contribution of USD 288 million (EUR 236 million) was made to decrease the unfunded status of several U.S. pension plans. Ahold’s contributions for its U.S. defined benefit plans are expected to decrease from EUR 38 million in 2006 to EUR 29 million in 2007, and the Company’s contributions for its Dutch defined benefit plans are expected to decrease from EUR 158 million in 2006 to EUR 150 million in 2007. Certain of Ahold’s employees in the United States are covered by multi-employer plans, which have a total unfunded liability of EUR 18,890 million as of January 1, 2005 (the latest year for which information is available). Ahold estimates its proportionate share of the total unfunded liability of these plans at EUR 614 million. These unfunded liabilities are not recognized on Ahold’s consolidated balance sheets because sufficient information is not available and the financial statements of these plans are not based on the same accounting standards according to which the Company’s consolidated financial statements are prepared. The unfunded liabilities of these plans may result in increased future payments by Ahold and the other participating employers. Ahold’s risk of such increased contributions may be greater if any of the participating employers in an underfunded multi-employer plan withdraws from the plan due to insolvency and is not able to contribute an amount sufficient to fund the unfunded liabilities associated with its participants of the plan. For additional information, see Note 24 to Ahold’s consolidated financial statements included in this Annual Report.

If Ahold is unable at any time to meet any required funding obligations for some of its U.S. pension plans, or if the Pension Benefit Guaranty Corporation (the “PBGC”) concludes that, as the insurer of certain U.S. plan benefits, its risk may increase unreasonably if the plans continue, under the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”) the PBGC could terminate the plans and place liens on material amounts of the Company’s assets. Ahold’s pension plans that cover its Dutch retail operations are governed by the Dutch Central Bank (De Nederlandsche Bank or “DNB”). DNB may require Ahold to make additional contributions to its pension plans to meet the minimum funding requirements as applied by DNB.

In addition, health care costs have risen significantly in recent years and this trend is expected to continue. Ahold may be required to expend significantly higher amounts to fund employee health care plans in the future. Significant increases in health care and pension funding requirements could have a material adverse effect on the Company’s financial position, results of operations and liquidity.

Ahold may not be able to retain or attract personnel who are integral to the success of its business.

As a result of the involuntary termination of employment of certain staff, which is a part of Ahold’s cost reduction initiatives, it is possible that, for various reasons, other employees may voluntarily terminate their employment. Although the Company has an equity-based compensation plan and retention agreements with key employees and directors, these measures might not be effective in retaining or attracting employees and directors who are integral to the success of the business, which could materially hinder Ahold’s ability to successfully execute its operating strategy and objectives, and thus have a material adverse effect on its financial position, results of operations and liquidity.

34	AHOLD ANNUAL REPORT 2006

Ahold faces risks related to food safety.

The supply chain of growing, packing and transporting food from producers to retailers requires sourcing from different suppliers worldwide. Although Ahold’s food safety policy covers the complete supply chain, from farm and production level to the Company’s own operations, it may still face food safety problems, including disruptions to the supply chain caused by food-borne illnesses, or injuries caused by food tampering or poor sanitary conditions. Instances of food safety problems, real or perceived, whether at Ahold’s food retail stores or its foodservice facilities or at those of its competitors or those of the Company’s customer operators, could adversely affect the price and availability of the affected food product and cause customers to shift their preferences and may also result in product liability claims and negative publicity about Ahold or the food industry in general, which could have a material adverse effect on the Company’s sales and results of operations.

Ahold’s business is subject to environmental liability risks and regulations.

Ahold’s businesses are governed by environmental laws and regulations in all countries where it does business. These laws and regulations also govern the discharge, storage, handling and disposal of hazardous or toxic substances. If stricter laws are passed or applicable environmental laws are more strictly enforced, Ahold may incur additional expenditures. The Company’s failure to comply with any environmental, health or safety requirements, or any increase in the cost of such compliance, could have a material adverse effect on its financial position, results of operations and liquidity.

Ahold’s efforts to reduce inventory shrink might not be successful.

Ahold may not be able to control costs related to inventory shrink, which generally results from the limited shelf life of its perishable inventory and from inventory losses resulting from theft or fraud. Although the Company has taken a number of steps to reduce inventory shrink, including enhancing its inventory control systems and improving its ordering procedures, Ahold might not be able to achieve its goal of reducing inventory shrink. Any failure to reduce shrink could have a material adverse effect on the Company’s financial position, results of operations and liquidity.

Ahold depends on a limited number of centralized facilities and relies on technology systems to support its logistics.

Ahold’s logistics infrastructure is concentrated in a limited number of centralized locations for which Ahold has limited or no comparable back-up. In addition, Ahold relies on advanced technology systems to increase the efficiency of its logistics and reduce its distribution costs. An interruption of operations at one or more of Ahold’s logistics facilities, or a disruption to the technology systems used to support its logistics operations, could disrupt Ahold’s supply chain, decrease the volume of its business and result in increased costs. Although Ahold continues to invest in disaster recovery plans and security initiatives with respect to its logistics and technology systems, these measures cannot fully prevent interruptions that could have a material adverse effect on its financial position, results of operation and liquidity.

RISKS RELATING TO OWNERSHIP OF AHOLD’S COMMON SHARES AND ADSS

Ahold may not be able to ensure adequate internal controls over financial reporting.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 using the criteria set forth in the COSO Framework. Based on this evaluation, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2006. However, the Company will have to devote significant resources to continuing compliance with the applicable internal control requirements. Any failure to ensure adequate internal controls over financial reporting could result in accounting errors or misstatements in Ahold’s financial statements and could harm the reliability of its financial statements, which could in turn adversely affect investor confidence and the prices of Ahold’s common shares and ADSs. For a further discussion regarding Ahold’s internal controls, see “Internal control” in this Annual Report.

AHOLD ANNUAL REPORT 2006	35

Risk factors

Ahold is a Dutch company and a foreign private issuer and is subject to different principles of law, disclosure standards and corporate governance standards than a U.S. domestic issuer that may limit the rights of shareholders, the information available to holders of its ADSs and the transparency and independence of the Company.

As a consequence of Ahold’s incorporation in the Netherlands, its corporate affairs are governed by Dutch corporate law. Principles of Dutch law relating to certain matters, including the fiduciary duties of management and the rights of shareholders, may differ from those that would apply if the Company were incorporated in a jurisdiction within the United States. For example, there are no statutory dissenters’ rights of appraisal under Dutch law with respect to share exchanges, mergers and other similar transactions. As a foreign private issuer, although the Company is subject to the periodic reporting requirements under the Exchange Act, the disclosure required of foreign private issuers under the Exchange Act is more limited than disclosure required of U.S. domestic issuers. As a result, there may be less publicly available information about Ahold than is regularly published by or about other public companies in the United States and such information may be made available later than that of U.S. domestic issuers. As a foreign private issuer, Ahold is also exempt from some of the corporate governance requirements of the NYSE that are applicable to U.S. domestic companies listed on the NYSE. For more information related to the corporate governance requirements that apply to Ahold, see “Corporate governance” in this Annual Report.

36	AHOLD ANNUAL REPORT 2006

Business overview

Ahold’s principal business is the operation of retail food stores in the United States and Europe and foodservice wholesale activities in the United States through corporately owned business units, subsidiaries and joint ventures.

Ahold’s retail and foodservice operations in the United States represented 74 percent of its consolidated net sales in 2006. In addition to the Company’s principal activities, some subsidiaries finance, develop and manage store sites and shopping centers primarily in support of its retail operations. For a list of Ahold’s significant subsidiaries, see the information in Note 36 to the consolidated financial statements included in this Annual Report.

On November 6, 2006, Ahold announced that it will divest its foodservice operations in order to focus exclusively on its core food retail businesses (in 2006 retail operations accounted for 66 percent of the Company’s consolidated net sales).

FOOD RETAIL BUSINESS

In 2006 Ahold’s food retail business was organized in arenas that included two or more supermarket chains operating under local brand names. As a result of the Company’s 2006 strategic review, Ahold has reorganized its management structure to support two continental platforms, Ahold USA and Ahold Europe.

Ahold’s retail sales consist of consumer sales, sales to franchise stores and sales to associated stores. Franchise stores typically operate under the same format as, and are not distinguishable from, Ahold-operated stores. Franchisees generally purchase merchandise from Ahold, pay a franchise fee and receive support services that include management training and field support as well as marketing and administrative assistance. Operators of associated stores purchase product and services from Ahold, but operate as independent retailers with their own unique store formats. The Company’s retail business generally experiences a seasonal increase in net sales in the fourth quarter of each year, mainly due to the holiday season.

Stop & Shop/Giant-Landover Arena

This arena, headquartered in Quincy, Massachusetts, operates retail food stores and standalone pharmacies and is comprised primarily of the following entities:

•	The Stop & Shop Supermarket Company LLC (“Stop & Shop”), acquired in 1996, which has a market area consisting of Massachusetts, Connecticut, Rhode Island, New Jersey, New York and New Hampshire.
•	Giant of Maryland LLC (“Giant-Landover”), acquired in 1998, which has a market area consisting of Maryland, Virginia, Delaware and the District of Columbia.
•

Peapod, LLC (“Peapod”), acquired in 2000–2001, which provides an internet-based home shopping and grocery delivery service as an integrated part of the Stop & Shop/ Giant-Landover Arena, along with service to the metropolitan areas of Chicago and Milwaukee.

Giant-Carlisle/Tops Arena

This arena, headquartered in Carlisle, Pennsylvania, operates retail food stores and is comprised primarily of the following entities:

•	Giant Food Stores, LLC (“Giant-Carlisle”), acquired in 1981, which has a market area consisting of Pennsylvania, Maryland, Virginia and West Virginia.
•	Tops Markets, LLC (“Tops”), acquired in 1991, which has a market area consisting of northern New York, northern Pennsylvania and, during 2006, Northeast Ohio.

Consistent with the refocusing of its portfolio, Ahold announced in November 2006 plans to divest its stores operating under the Tops retail banner. This is consistent with selective Tops divestments and store closures in 2005 and 2006.

AHOLD ANNUAL REPORT 2006	37

Business overview

Albert Heijn Arena

This arena, headquartered in Zaandam, the Netherlands, is comprised primarily of the following entities:

•

Albert Heijn B.V. (“Albert Heijn”), established in 1887, which operates retail food stores and has a market area consisting of the Netherlands. Albert Heijn also operates Albert, an internet-based home shopping and grocery delivery service.

•	Gall & Gall B.V. (“Gall & Gall”), acquired in 1974, which operates wine and liquor stores in the Netherlands.
•	Etos B.V. (“Etos”), acquired in 1974, which operates stores specializing in health and beauty care in the Netherlands and, at selected locations, prescription drugs.
•	Ahold Coffee Company B.V. (“ACC”), acquired in 1971, which supplies coffee mainly to Ahold’s subsidiaries and joint ventures.

Central Europe Arena

This arena, headquartered in Prague, the Czech Republic, operates retail food stores under the Hypernova and Albert brands and is comprised primarily of the following entities:

•	Ahold Czech Republic, a.s., established in 1991, which has a market area consisting of the Czech Republic.
•	Ahold Polska Sp. z o.o., established as a joint venture in 1995 and acquired fully in 1999, which has a market area consisting of Poland.
•	Ahold Retail Slovakia, k.s., established in 2001, which has a market area consisting of Slovakia.

In November 2006, Ahold announced its decision to divest retail operations in Poland and Slovakia. On December 4, 2006, the Company announced agreement for the sale of its Polish retail operations to Carrefour. The Company expects to close this transaction with Carrefour mid-year 2007, subject to meeting certain conditions, including anti-trust approval. As a result, Poland has been classified as a discontinued operation and its results are excluded from operating income.

Schuitema

Ahold acquired a 73.2 percent interest in Schuitema N.V. (“Schuitema”) in 1988. Schuitema, headquartered in Amersfoort, the Netherlands, is a retail and wholesale company that owns and operates retail food stores and provides retail support services to independent retailers and associated stores operating under the trade name “C1000.” Schuitema services the Dutch market.

FOODSERVICE BUSINESS

U.S. Foodservice

U.S. Foodservice, acquired in 2000 and headquartered in Columbia, Maryland, is the second largest foodservice distributor in the United States. U.S. Foodservice’s operations cover a geographic area in which over 95 percent of the U.S. population resides. U.S. Foodservice provides food and related products and services to independent restaurants, healthcare providers, hospitality customers, large chain restaurants and other foodservice customers.

Following the 2006 strategic review, the Company decided to divest U.S. Foodservice and complete its exit from the foodservice industry in order to concentrate its attention on its core retail businesses.

GROUP SUPPORT OFFICE

Group Support Office activities include:

•	Ahold Group Support Office, comprised of the Company’s corporate headquarters in Amsterdam, the Netherlands and U.S. offices in Braintree, Massachusetts.
•	Ahold Finance Group (Suisse), located in Geneva, Switzerland, which provides treasury operations and related control and corporate functions.

JOINT VENTURES AND ASSOCIATES

Ahold has interests in other food retail operations through investments in joint ventures, the most significant of which are ICA AB and Jerónimo Martins Retail.

ICA AB

In April 2000, Ahold acquired a 50 percent partnership stake in ICA AB (“ICA”), which in turn owns the ICA group. In November 2004, the Company increased its stake in ICA to 60 percent. The other 40 percent stake in ICA is held by Hakon Invest AB, a Swedish company listed on the Stockholm Stock Exchange. Under the shareholders’ agreement with Hakon Invest AB, Ahold’s 60 percent shareholding stake in ICA does not entitle it to unilateral decision making authority over ICA, because the agreement provides that strategic, financial and operational decisions will be made only on the basis of mutual consent.

ICA is an integrated food retail and wholesale group, headquartered in Stockholm, Sweden. As of December 31, 2006, ICA served over 2,200 retailer-owned and company-operated retail food stores in Sweden, Norway and the Baltic States. ICA also provides limited consumer financial services in Sweden through its bank.

Jerónimo Martins Retail

In 1992, Ahold became a 49 percent partner in Jerónimo Martins Retail (“JMR”) with Gestão de Empresas de Retalho, SGPS, S.A. JMR, headquartered in Lisbon, Portugal, owned and operated approximately 240 retail food stores in Portugal as of December 31, 2006, trading under the brand names Pingo Doce and Feira Nova. Under the terms of Ahold’s shareholders’ agreement, the Company shares equal voting power in JMR with Gestão de Empresas de Retalho, SGPS, S.A.

Following the 2006 strategic review, Ahold announced its intention to divest its stake in JMR.

38	AHOLD ANNUAL REPORT 2006

PROPERTIES

Retail locations and 2006 changes to the Company’s store count were as follows:

	January 1, 2006	Opened / Acquired	Closed / Sold / Divested	December 31, 2006
Stop & Shop / Giant-Landover Arena	573	15	13	575
Giant-Carlisle / Tops Arena	267	20	67	220
Albert Heijn Arena	1,651	94	34	1,711
Central Europe Arena	502	33	19	516
Schuitema	462	6	10	458
Total	3,455	168	143	3,480

As of December 31, 2006, of the 3,480 locations, 1,088 were operated by franchisees or associates. Of the 2,392 locations not operated by franchisees or associates, 16 percent were subject to finance leases, 65 percent to operating leases and 19 percent were company owned. The Company’s retail locations range in size from 35 to 10,000 square meters.

The Company also operated the following other properties as of December 31, 2006:

Warehouses / distribution centers / production facilities	247
Offices	89
Properties held for future development or sale / not in use	445
Properties under construction / development	79
Residential properties	142
Total	1,002

Of these other properties, 6 percent were subject to finance leases, 45 percent to operating leases and 49 percent were company owned. Further, of these 1,002 properties 36 percent were subleased to franchisees, operators of associated stores or third parties.

Our leased properties have terms ranging up to 25 years with renewal options for additional periods. Store rentals are normally payable monthly at a stated amount or at a guaranteed minimum amount plus a percentage of sales over a defined base. For additional information on lease obligations, see Notes 27 and 34 to the consolidated financial statements included in this Annual Report.

Ahold believes that its current facilities are adequate to meet the requirements of its present and foreseeable future operations.

Capital expenditures of EUR 1.5 billion in 2006, EUR 1.4 billion in 2005 and EUR 1.7 billion in 2004 were primarily related to the construction and expansion of stores and supply chain infrastructure improvements. The increase in capital expenditures over 2005 was primarily due to the acquisition of Konmar stores in the Netherlands and Clemens Markets in the United States.

SOURCES OF SUPPLIES

Ahold’s food retail and foodservice businesses purchase from over 10,000 independent sources; the Company’s businesses are not dependent on any individual supplier or supply contract. The Company’s purchases are made for resale to customers or for internal use. For-resale purchases make up the majority of the Company’s purchases and are comprised of products intended for sale to the Company’s customers. The for-resale sources of supply consist generally of corporations selling branded and private label products, as well as perishable goods. Products are purchased at multiple levels within the organization, with some selections made at local operating companies and others at regional and continental (U.S. and European) purchasing organizations. Though selected general merchandise is purchased at a global level, most retail purchasing is conducted on a regional or continental basis. Not-for-resale purchases represented a much smaller selection and include only those products and services that are intended for the Company’s internal consumption.

AHOLD ANNUAL REPORT 2006	39

Business overview

ENVIRONMENTAL MATTERS

Ahold’s operations are governed by environmental laws and regulations in the countries in which it operates, including those concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Ahold believes that it possesses all of the material permits required for the conduct of its operations and that its current operations are in material compliance with all applicable environmental laws and regulations.

The Company uses hazardous substances and generates hazardous wastes in some of its operations. Under the U.S. Federal Comprehensive Environmental Responsibility, Compensation and Liability Act (“CERCLA”) and similar state laws, generators of hazardous wastes may be jointly and severally liable for the clean-up of hazardous wastes from the facilities to which the generator sent those wastes for disposal. However, the Company is not aware of any material asserted or threatened claims against it relating to any such offsite disposal location.

Clean-up of hazardous substances or petroleum releases to soil or groundwater takes place at certain of the Company’s facilities. At other of the Company’s facilities, studies have shown that soil and groundwater have been impacted by gasoline or petroleum constituents, but the relevant regulatory agencies have not required remediation at those sites. In addition, certain of the Company’s facilities are located on premises that are currently or were formerly gasoline stations or other industrial sites at which contamination from prior operations may exist, but there have been no environmental investigations to determine the condition of those sites. The Company does not believe that any potential clean-up costs associated with those facilities that may be allocated to it will materially impact its financial position.

GOVERNMENT REGULATION

U.S. regulations

As a marketer and distributor of food products in the United States, the Company is subject to regulation by numerous federal, state and local regulatory agencies. At the federal level, the Company is subject to the Federal Food, Drug and Cosmetic Act, the Bioterrorism Act and regulations promulgated by the U.S. Food and Drug Administration (the “FDA”). The FDA regulates manufacturing and holding requirements for foods, over-the-counter drug products and pharmaceuticals, specifies the standards of identity for certain foods and prescribes the format and content of certain information required to appear on food product labels.

For certain product lines, the Company is also subject to the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Perishable Agricultural Commodities Act, the Country of Origin Labeling Act and regulations promulgated thereunder by the U.S. Department of Agriculture (the “USDA”). The USDA imposes standards for product quality and sanitation, including the inspection and labeling of meat and poultry products and the grading and commercial acceptance of produce shipments from the Company’s vendors.

Money order and wire transfer services offered by the Company’s stores are subject to regulations promulgated under the USA Patriot Act, which is administered by the U.S. Department of the Treasury. The Company’s lottery, alcohol and tobacco sales and operations are regulated at the federal and state level.

Ahold and its products are also subject to state and local regulation through such measures as the licensing of the Company’s facilities, enforcement by state and local health agencies of state and local standards for its products and facilities and regulation of its trade practices in connection with the sale of its products. The Company’s advertising, weights and measures of products, as well as other marketing, labeling and consumer protection issues, are regulated by state agencies and state attorney general offices, which have jurisdiction over state consumer protection statutes and antitrust statutes.

The Company’s pharmacy operations are subject to federal, state and local regulations and licensing, including state pharmacy boards, Medicaid and Medicare reimbursement regulations and third-party insurance regulations, as well as the Health Insurance Portability and Accountability Act and regulations promulgated by the U.S. Department of Health & Human Services. The Company’s premises are generally inspected at least annually by federal and/or state authorities. These facilities are also subject to inspections and regulations issued pursuant to the Occupational Safety and Health Act by the U.S. Department of Labor, which require Ahold to comply with certain manufacturing, health and safety standards to protect its employees from accidents and to establish hazard communication programs to transmit information about the hazards of certain chemicals present in certain products it distributes.

Ahold is also subject to regulation by numerous federal, state and local regulatory agencies. The Company’s store operations and real estate operations are subject to zoning, environmental and building regulations, as well as laws that prohibit discrimination in employment on the basis of disability, including the Americans with Disabilities Act, and other laws relating to accessibility and the removal of barriers. The Company’s workers’ compensation and workers’ compensation self-insurance are subject to regulation by state regulatory agencies. In addition, the Company’s captive insurance company, The MollyAnna Company (“MollyAnna”), which insures its operating companies for losses relating to self-insurance, is regulated by the Insurance Division of the State of Vermont. Because Ahold’s securities are publicly traded in the United States, the Company is also subject to the rules and regulations promulgated by the SEC, including those promulgated under the Sarbanes-Oxley Act. In addition, the Company is subject to the provisions of the U.S. Foreign Corrupt Practices Act relating to the maintenance of books and records and anti-bribery.

40	AHOLD ANNUAL REPORT 2006

Dutch regulations

As in other jurisdictions, Ahold is subject to various legislative provisions in the Netherlands relating to its products, facilities, health and safety of its employees, environmental matters, antitrust matters, privacy matters, its relationship with franchisees, tax matters and use of local employees and vendors, among others.

The Company is subject to Dutch zoning regulations, which restrict retailers from opening large retail outlets just outside of towns or in rural areas in order to protect retailers in town centers, thereby preserving the traditional retail structure in these towns. Similar regulations apply in certain other European countries in which the Company has operations.

As an employer in the Netherlands, the Company is subject to various labor laws that set employment practice standards for workers, including occupational health and safety standards.

The legislative provisions relating to privacy impose obligations on the Company and restrict its use of personal data (for example, the use of customer data relating to customer loyalty programs or in direct marketing activities).

Regulations in other jurisdictions

Ahold operates its business in the United States and in a number of countries in Europe and accordingly, is subject to a wide variety of national and EU laws and regulations governing standards for its products and facilities, health and safety of its employees, currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and vendors, among others. Within the EU, the Company’s business is also subject to and restricted by EU rules, including directives and regulations. To the extent these rules have “direct effect”, they must be applied by the authorities of the member states even if they have not yet been implemented in national law.

EU regulations set minimum standards that must be applied by all EU member states. In many cases, the authorities of the member states are free to set higher standards equally on all products and producers from all EU member states.

AHOLD ANNUAL REPORT 2006	41

Management’s discussion and analysis

This section includes discussion of:

•	Significant factors affecting the results of Ahold’s operations and financial position;
•	Results of operations both on a consolidated and a business segment basis;
•	Liquidity and capital resources;
•	Contractual obligations;
•	Off-balance sheet arrangements;
•	Critical accounting policies and estimates;
•	Future accounting changes; and
•	Risk management and use of financial instruments and derivatives.

The following charts show the Company’s 2006 consolidated net sales by business and geographical area:

The following market factors and trends affect Ahold and its competitors:

•	Increased labor expense. The rate of increase of health care, pension and insurance costs in the United States is outpacing general inflation and the Company’s sales growth.
•

Competition. The food retail industry in the United States and Europe remained extremely competitive in 2006. Promotional activity by traditional supermarket competitors remained at high levels throughout the year while competition with alternative retail formats continued to intensify in the Company’s markets. The food retail industry operates on relatively low profit margins that are subject to pressure from increasing competitive pressure on pricing and promotion. Conventional supermarkets are experiencing erosion of their markets as customers shift to alternative discount retail formats, natural and organic food outlets, and other “food-away-from-home” alternatives. In the United States, customers are visiting supermarkets less frequently. The foodservice industry in the United States is also highly fragmented and very competitive in price and service, as competitors continue to make significant investments in improving operating efficiencies. The Company expects that these markets will continue to be highly competitive.

•

Foodservice industry growth. The foodservice market in the United States continues to experience a positive growth trend as consumer food purchases continue to shift toward “food-away-from-home.” Foodservice industry growth, however, is higher in the less profitable multi-unit restaurant and fast food segment.

•

Pressure on foodservice profit margins. The rapid fluctuation of costs of foodservice products impacts profit margins when those fluctuations cannot be incorporated in pricing promptly and fully. Furthermore, large customers and cooperative buying groups continue to place downward pressure on pricing.

42	AHOLD ANNUAL REPORT 2006

•

Energy cost increases. Profit margins and operating expenses are negatively impacted by increases in transportation costs, caused by high fuel prices and energy costs that exceed the rate of food price inflation. The increase in fuel costs has also affected the purchasing power of consumers, resulting in a negative impact on food sales.

SIGNIFICANT FACTORS AFFECTING AHOLD’S RESULTS OF OPERATIONS AND FINANCIAL POSITION

Ahold’s results of operations and financial position have been impacted by the following significant factors relating specifically to the Company:

The agreements to settle the securities class action and litigation with the Vereniging van Effectenbezitters (“VEB”)

In November 2005, Ahold entered into an agreement to settle the securities class action (the “Securities Class Action”) arising out of the events announced on February 24, 2003, which resulted in the restatement of the Company’s financial position and results of operations for 2001 and 2000. Under the terms of the agreement, the lead plaintiffs agree to settle all claims against the Company for the sum of USD 1.1 billion (EUR 937 million). This amount includes USD 9 million (EUR 8 million) as compensation to the VEB for facilitating the global settlement. The settlement covers Ahold, its subsidiaries, individual defendants and the underwriters. As a result of the settlement, the Company recorded a charge to operating income in 2005 of EUR 803 million, net of insurance proceeds.

The Company also reached an agreement to settle the litigation with the VEB, pursuant to which VEB has terminated certain legal proceedings relating to its annual financial statements for the years 1998 through 2002.

In June 2006, the U.S. District Court for the District of Maryland entered a final order and judgment approving the Company’s agreement with the lead plaintiffs to settle the Securities Class Action. The final order and judgment approving the settlement are no longer subject to appeal. With this settlement Ahold has dealt with the last material outstanding litigation with significant financial exposure arising out of the events of 2003.

In September 2006, the U.S. Department of Justice (the “DOJ”), through the U.S. Attorney’s Office for the Southern District of New York confirmed in connection with a non-prosecution agreement that it will not be criminally prosecuting Ahold and U.S. Foodservice in connection with events leading to the events of 2003. From 2004 to 2006, the DOJ brought securities fraud and other criminal charges against certain individuals, all of them either former U.S. Foodservice employees or former employees of vendors that sold food and food-related products to U.S. Foodservice.

For a further discussion of these settlements, see Note 34 to the consolidated financial statements included in this Annual Report.

RESULTS OF OPERATIONS

The tables summarizing the consolidated results below are followed by discussions of the consolidated results and the results of operations for each of the Company’s business segments. These discussions should be read in conjunction with the consolidated financial statements and the notes thereto, which are included in this Annual Report.

The following discussions contain certain non-GAAP financial measures which are further discussed in “Reconciliation of non-GAAP financial measures” included in this Annual Report.

Consolidated results summary

The following table summarizes the consolidated statements of operations for 2006, 2005 and 2004:

		2006		2005		2004

EUR in millions, except percentages and per share data	(52 weeks)	% of net sales	(52 weeks)	% of net sales	(53 weeks)	% of net sales
Net sales	44,872	100.0	43,979	100.0	44,040	100.0
Gross profit	9,331	20.8	9,106	20.7	9,116	20.7
Operating expenses	(8,038)	17.9	(8,853)	20.1	(8,149)	18.5
Operating income	1,293	2.9	253	0.6	967	2.2
Net financial expense	(518)	1.1	(650)	1.5	(270)	0.6
Share in income of joint ventures and associates	152	0.3	118	0.3	104	0.2
Income taxes	(91)	0.2	214	0.5	(140)	0.3
Income (loss) from continuing operations	836	1.9	(65)	0.1	661	1.5
Income from discontinued operations	79	0.1	211	0.4	222	0.5
Net income	915	2.0	146	0.3	883	2.0

Income (loss) per share from continuing operations attributable to common shareholders
Basic	0.53		(0.06)		0.42
Diluted	0.52		(0.06)		0.42

AHOLD ANNUAL REPORT 2006	43

Management’s discussion and analysis

Net sales

In 2006, consolidated net sales increased 2 percent compared to 2005, and at constant exchange rates were up 2.7 percent. Net sales growth was negatively impacted by divestments, including the sale of Wilson Farms and SugarCreek convenience stores in the Giant-Carlisle/Tops Arena and U.S. Foodservice’s Sofco business in 2005 and the sale and closure of Tops stores in the Adirondacks and Northeast Ohio areas in 2006 and 2005. Excluding the impact of currency exchange rates and these divestments, consolidated net sales in 2006 were 4.1 percent higher than last year primarily due to improved net sales at Giant-Carlisle, Albert Heijn and U.S. Foodservice, including the impact of stores acquired from Clemens Markets, Konmar and Julius Meinl.

In 2005, consolidated net sales were almost unchanged from the prior year; however, excluding the effects of week 53 of 2004 net sales increased 1.6 percent. Net sales growth was primarily due to improved net sales at Stop & Shop and Albert Heijn; the divestments in the Giant-Carlisle/ Tops Arena and U.S. Foodservice were a partial offset.

Gross profit

In 2006, gross profit increased EUR 225 million primarily due to improved net sales at Giant-Carlisle, Albert Heijn and U.S. Foodservice. Gross profit increased in 2006 to 20.8 percent of net sales primarily due to higher margins at U.S. Foodservice; retail gross profit margin was relatively flat year-over-year.

Gross profit margin was stable in 2005 compared to 2004, with higher gross profit margin at U.S. Foodservice partially offset by lower margins in retail.

Operating expenses

In 2006, operating expenses decreased EUR 815 million from 2005 primarily due to the one-time charge of EUR 803 million for the settlement of the Securities Class Action in 2005. Excluding the settlement charge, operating expenses decreased from 18.3 percent of net sales in 2005 to 17.9 percent in 2006.

In 2005, operating expenses increased EUR 704 million compared to 2004 primarily due to the one-time charge for the settlement of the Securities Class Action of EUR 803 million. Excluding the settlement charge, operating expenses decreased from 18.5 percent of net sales in 2004 to 18.3 percent in 2005.

Selling expenses

In 2006, selling expenses of EUR 6.5 billion decreased as a percentage of net sales from 14.7 percent in 2005 to 14.5 percent. The improvement was primarily the result of cost reductions and efficiency improvements within the Albert Heijn Arena and U.S. Foodservice.

In 2005, selling expenses of EUR 6.5 billion increased as a percentage of net sales from 14.5 percent in 2004 to 14.7 percent. The increase was primarily due to higher expenses in the Company’s retail operations.

General and administrative expenses

In 2006, general and administrative expenses of EUR 1.6 billion decreased as a percentage of net sales from 3.6 percent in 2005 to 3.5 percent in 2006. The decrease was primarily attributable improved efficiency and cost reductions at the Albert Heijn Arena, U.S. Foodservice and Group Support Office; costs of EUR 91 million related to an exit of Tops from the Northeast Ohio market was a partial offset.

In 2005, general and administrative expenses of EUR 1.6 billion decreased as a percentage of net sales from 4 percent in 2004 to 3.6 percent in 2005. The decrease was in part attributable to reductions in restructuring and related charges and impairment of assets, and an increase in gains on the sale of assets, as further discussed below.

Restructuring and other related charges

In 2006, restructuring and other related charges of EUR 107 million were incurred and related primarily to the closure of a distribution facility in the Stop & Shop/Giant-Landover Arena and Tops’ exit from the Northeast Ohio market.

In 2005, restructuring and other related charges of EUR 18 million were incurred in the Stop & Shop/Giant-Landover Arena and related primarily to the restructuring of the Giant-Landover supply chain and the closing of four Super-G stores, and EUR 51 million at U.S. Foodservice primarily related to the closure and consolidation of operating and support office facilities.

In 2004, restructuring and other related charges of EUR 44 million were incurred and related primarily to the integration of Giant-Landover, Stop & Shop and U.S. retail support services.

Impairment of assets

The Company recorded the following impairments and reversals of impairments of non-current assets in 2006, 2005 and 2004:

EUR in millions	2006	2005	2004
Stop & Shop/Giant-Landover Arena	5	8	39
Giant-Carlisle/Tops Arena	5	84	30
Albert Heijn Arena	10	6	17
Central Europe Arena	37	2	11
Schuitema	4	5	74
Total Retail	61	105	171
U.S. Foodservice	(7)	18	–
Group Support Office	–	1	46
Total	54	124	217

In 2006, the majority of impairment of assets consisted of impairments for underperforming stores in the Central Europe Arena.

In 2005, the most significant impairments were at the Giant-Carlisle/Tops Arena due to a weak economic environment and strong competition, particularly in Northeast Ohio and eastern New York, and at U.S. Foodservice related to office locations and warehouses as part of the administrative restructuring discussed above.

44	AHOLD ANNUAL REPORT 2006

In 2004, the most significant impairments consisted of impairments for underperforming stores in the U.S. retail businesses, capitalized commercial expenses and loan receivables at Schuitema, and loans to joint ventures and associates in the Group Support Office.

Gains/losses on the sale of assets

The Company recorded the following gains (losses) on the sale of non-current assets in 2006, 2005 and 2004:

EUR in millions	2006	2005	2004
Stop & Shop/Giant-Landover Arena	17	7	2
Giant-Carlisle/Tops Arena	4	19	1
Albert Heijn Arena	6	4	5
Central Europe Arena	5	12	9
Schuitema	2	–	(2)
Total Retail	34	42	15
U.S. Foodservice	11	19	1
Total	45	61	16

In 2006, the most significant gains on the sale of assets were the sale of two distribution facilities in the Stop & Shop/Giant-Landover Arena and the sale of an office facility and warehouse at U.S. Foodservice.

In 2005, the most significant gains on the sale of assets included the disposal of a shopping center in the Central Europe Arena, the disposal of stores in the Giant-Carlisle/Tops Arena and the sale of U.S. Foodservice’s Sofco business.

In 2004, the most significant gain on the sale of assets was from the sale of a shopping center in the Central Europe Arena.

Operating income

In 2006, operating income increased EUR 1.0 billion from the same period last year to EUR 1.3 billion. Excluding the EUR 803 million impact of the Securities Class Action settlement in 2005, the increase was EUR 237 million or 22.4 percent. Retail operating income was up EUR 30 million at EUR 1.2 billion, an operating margin of 3.9 percent. Excluding the impact of impairment of assets, gains/losses on the sale of assets and restructuring and other related charges, retail operating income was 4.3 percent of net sales compared to 4.1 percent in 2005. U.S. Foodservice operating income was up EUR 172 million to EUR 258 million, an operating margin of 1.7 percent compared to 0.6 percent in the same period last year. Group Support Office costs of EUR 116 million were down EUR 35 million compared to last year, excluding the Security Class Action settlement.

Operating income decreased in 2005 compared to 2004 mainly due to impact of the settlement of the Securities Class Action of EUR 803 million. Retail operating income decreased EUR 52 million at EUR 1.1 billion, an operating margin of 3.9 percent compared to 4.1 percent in 2004. U.S. Foodservice operating income was up EUR 32 million to EUR 86 million, an operating margin of 0.6 percent compared to 0.4 percent in 2004. Group Support Office costs were down EUR 109 million compared to 2004, excluding the Securities Class Action settlement, in part due to a EUR 37 million release of a legal provision in 2005.

Net financial expense

In 2006, net financial expense decreased EUR 132 million compared to 2005 primarily as a result of lower interest expense and a one-time cost of EUR 53 million relating to a bond buyback in 2005. Interest expense decreased EUR 118 million in 2006 compared to 2005 mainly due to lower outstanding debt balances resulting from significant debt repayments in 2005 totaling EUR 2.3 billion.

In 2005, net financial expense increased EUR 380 million compared to 2004 primarily due to the non-repetition of the 2004 net gain of EUR 379 million relating to a ICA put option transaction.

For further information about interest and borrowings, see Notes 10 and 26 to the consolidated financial statements included in this Annual Report.

Income taxes

In 2006, Ahold recognized an income tax expense of EUR 91 million compared to a EUR 214 million benefit last year. The effective tax rate, calculated as a percentage of income (loss) before income taxes, decreased to 9.8 percent (76.7 percent in 2005). The lower effective tax rate in 2006 was primarily attributable to the non-recurrence of the charge in 2005 related to the settlement of the Securities Class Action and the subsequent partial reallocation of that charge from the Group Support Office to U.S. Foodservice in 2006. Furthermore, rulings with the tax authorities and developments in Dutch tax laws enabled Ahold to reduce its tax contingency reserve, which had a positive impact on the effective tax rate in 2006.

In 2005, the income tax benefit amounted to EUR 214 million; the effective tax rate was 76.7 percent (17.5 percent in 2004). The main factor contributing to the increase in effective tax rate in 2005 compared to 2004 was the impact of the charge relating to the settlement of the Securities Class Action recorded at the Group Support Office, which significantly reduced Ahold’s income before taxes in 2005.

For more information on the Company’s accounting treatment of income taxes, see Notes 3 and 11 to the consolidated financial statements included in this Annual Report.

Share in income of joint ventures and associates

In 2006, the Company’s share in income of joint ventures and associates increased 28.8 percent to EUR 152 million. The improvement was attributable to strong net sales and improved margins at ICA, particularly in Sweden, and an increase in gains on the sale of assets, most significantly the sale of ICA’s foodservice business, ICA Meny. In 2006, net gains on the sales of assets at ICA increased EUR 42 million from 2005.

AHOLD ANNUAL REPORT 2006	45

Management’s discussion and analysis

In 2005, the Company’s share in income of joint ventures and associates increased 13.5 percent to EUR 118 million primarily due to the sale of Ahold’s share in a real estate joint venture.

Income from discontinued operations

In 2006, income from discontinued operations, which consisted of operational results from discontinued operations and results on divestments, decreased EUR 132 million to EUR 79 million. The decrease was attributable to lower results on divestments. In 2005 net gains on divestments were EUR 172 million compared to a net loss of EUR 10 million in 2006.

In 2005, income from discontinued operations decreased to EUR 211 million compared to EUR 222 million in 2004, primarily as a result lower gains on divestments. In 2004 net gains on divestments were EUR 238 million compared to net gains of EUR 172 million in 2005.

For more information on discontinued operations, see Note 12 to the consolidated financial statements included in this Annual Report.

Net income attributable to common shareholders of Ahold

In 2006, net income attributable to common shareholders of Ahold was EUR 899 million compared to EUR 120 million in 2005. The improvement was primarily attributable to the impact in 2005 of the settlement of the Securities Class Action.

Net income attributable to common shareholders of Ahold in 2005 was EUR 120 million compared to EUR 870 million in 2004. The decrease was primarily attributable to the settlement of the Securities Class Action and the positive impact of a EUR 379 million net gain related to a ICA put option transaction in 2004.

Adjustments to conform to US GAAP

The consolidated financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. For 2006, 2005 and 2004, net income under IFRS was EUR 915 million, EUR 146 million and EUR 883 million, respectively, compared to net income (loss) under US GAAP of EUR 973 million, EUR (20) million and EUR 75 million, respectively. Under US GAAP, net income (loss) per common share – basic was EUR 0.60, EUR (0.04) and EUR 0.02 in 2006, 2005 and 2004, respectively.

The most significant items in reconciling net income under IFRS to net income (loss) under US GAAP in 2006, 2005 and 2004 are set forth below:

EUR in millions	2006	2005	2004
Items increasing (decreasing) net income in accordance with IFRS:
Goodwill	2	17	(158)
Non-current assets held for sale and discontinued operations	24	(194)	(442)
Investments in joint ventures and associates, net of tax	(19)	(24)	(261)
Derivative instruments and loans	58	67	19
Pensions and other post-employment benefits	(36)	(42)	(50)

The most significant items in reconciling shareholders’ equity under IFRS to shareholders’ equity under US GAAP in 2006 and 2005 are set forth below:

EUR in millions	2006	2005
Items increasing (decreasing) shareholders’ equity in accordance with IFRS:
Goodwill	3,305	3,623
Investments in joint ventures and associates, net of tax	1,370	1,370
Other intangible assets	435	503

For more information about the significant items in reconciling IFRS and US GAAP, see Note 35 to the consolidated financial statements included in this Annual Report.

BUSINESS SEGMENT RESULTS

The following is a discussion of the results of operations, including net sales and operating income, for the Company’s business segments.

Stop & Shop/Giant-Landover Arena

The following table sets forth net sales information and operating income for the Stop & Shop/Giant-Landover Arena in 2006, 2005 and 2004:

In millions, except percentages	2006 (52 weeks)		2005 (52 weeks)		2004 (53 weeks)
Net sales in EUR	13,089		13,161		12,949
Net sales in USD	16,438		16,346		16,105
Change in identical sales:
Stop & Shop	(1.3%	)	0.2%
Giant-Landover	(1.6%	)	(3.0%	)
Change in comparable sales:
Stop & Shop	(0.8%	)	0.7%
Giant-Landover	(1.2%	)	(2.4%	)

Operating income in EUR	670		686		665
Operating income in USD	839		854		828
Operating income as a percentage of net sales	5.1%		5.2%		5.1%

46	AHOLD ANNUAL REPORT 2006

Net sales

•

Net sales increased 0.6 percent in 2006 (3.5 percent in 2005 when excluding the additional week in 2004) to USD 16.4 billion. The increases were largely attributable to the opening of new and replacement stores.

•	Excluding gasoline net sales, Stop & Shop identical sales decreased 2 percent in 2006 and 0.4 percent in 2005. Giant-Landover does not currently sell gasoline.
•

Identical sales were negatively impacted in both 2006 and 2005 by pressure from new competitor store openings, increased competitive promotional campaigns and increased competition from alternative retail formats, including traditional discount stores and wholesale club outlets. To address this, the arena is implementing its Value Improvement Program, which will improve its price positioning and product and service offerings, as discussed in “Strategy” in this Annual Report.

•

Net sales growth in 2006 and 2005 was impacted by net sales made to BI-LO, Bruno’s and Wilson Farms. In 2005, net sales of USD 108 million were made to these entities, which prior to their divestments in 2005, were eliminated as intercompany sales. No sales were made to these entities subsequent to 2005.

Operating income

•

In 2006, operating income decreased USD 15 million to USD 839 million. Operating income was lower primarily due to increased competitor activity and price investments related to the roll-out of the Value Improvement Program.

•

In 2005, operating income increased USD 26 million to USD 854 million due to restructuring charges of USD 54 million incurred in 2004 related to the restructuring of the Giant-Landover supply chain and the closing of four Super-G stores and a USD 38 million decrease in impairment losses incurred in 2005 compared to 2004. Lower margins due to competitive pressures and increased promotional activity was a partial offset.

Giant-Carlisle/Tops Arena

The following table sets forth net sales information and operating income for the Giant-Carlisle/Tops Arena in 2006, 2005 and 2004:

In millions, except percentages	2006 (52 weeks)		2005 (52 weeks)		2004 (53 weeks)
Net sales in EUR	4,778		4,989		5,209
Net sales in USD	5,999		6,201		6,480
Change in identical sales:
Giant-Carlisle	3.9%		3.6%
Tops	(5.5%	)	(4.7%	)
Change in comparable sales:
Giant-Carlisle	6.0%		5.1%
Tops	(4.8%	)	(3.9%	)

Operating income in EUR	51		72		114
Operating income in USD	62		90		141
Operating income as a percentage of net sales	1.0%		1.5%		2.2%

Net Sales

•

Net sales decreased 3.3 percent in 2006 (2.4 percent in 2005 when excluding the additional week in 2004) to USD 6.0 billion. The decreases were largely attributable to the divestments of Wilson Farms and SugarCreek convenience stores in the second quarter of 2005 and the divestment or closure of Tops stores in the Adirondacks and Northeast Ohio areas in 2005 and 2006. Excluding these divestments, net sales increased 4.3 percent in 2006. The increase in net sales was due in part to the acquisition of 14 Clemens Markets stores in the fourth quarter of 2006.

•	Excluding gasoline net sales, Giant-Carlisle identical sales increased 2.1 percent in 2006 and 2.6 percent in 2005, while at Tops they decreased 6.6 percent in 2006 and 6.2 percent in 2005.
•

The decline in identical sales at Tops was primarily caused by a weak economic environment and strong competition in the Northeast Ohio region. By year-end 2006, all of the Company’s stores in this market have been divested or closed.

Operating income

•

In 2006, operating income decreased USD 28 million to USD 62 million. The decrease in operating income was attributable primarily to costs of USD 118 million related to the exit of Tops from the Northeast Ohio market. The decrease was partly offset by the impact of divestitures of lower-margin Tops operations over the past two years.

•

The arena’s operating income decreased in 2005 compared to 2004, primarily as a result of higher impairment of assets at Tops, especially in the Northeast Ohio region. This decrease was partly offset by improved net sales at Giant-Carlisle.

Albert Heijn Arena

The following table sets forth net sales information and operating income for the Albert Heijn Arena in 2006, 2005 and 2004:

In millions, except percentages	2006 (52 weeks)	2005 (52 weeks)	2004 (53 weeks)
Net sales in EUR	7,136	6,585	6,418
Albert Heijn change in identical sales	6.7%	4.2%

Operating income in EUR	411	288	317
Operating income as a percentage of net sales	5.8%	4.4%	4.9%

AHOLD ANNUAL REPORT 2006	47

Management’s discussion and analysis

Net sales

•

Net sales in the arena increased 8.4 percent in 2006 (4.6 percent in 2005 excluding the impact of the additional week in 2004). The increases in net sales were primarily driven by the success of Albert Heijn’s value repositioning program and effective promotional activities.

Operating income

•	In 2006, operating income increased EUR 123 million to EUR 411 million. The increase was primarily due to higher identical sales and effective cost control at Albert Heijn.
•	Operating income for the arena decreased in 2005 compared to 2004 primarily as a result of higher pension and other retirement costs.

Central Europe Arena

The following table sets forth net sales information and operating loss for the Central Europe Arena in 2006, 2005 and 2004:

In millions, except percentages	2006 (52 weeks)		2005 (12 months)		2004 (12 months)
Net sales in EUR	1,385		1,244		1,113
Change in identical sales	(5.5%	)	(6.7%	)
Operating income (loss) in EUR	(55)		(20)		10
Operating income (loss) as a percentage of net sales	(4.0%	)	(1.6%	)	0.9%

Net sales

•

Net sales increased 11.3 percent in 2006 (11.8 percent in 2005). The increases were attributable to favorable changes in currency exchange rates, the acquisition of 58 Julius Meinl stores in the fourth quarter of 2005 and the impact of new store openings.

Operating loss

•	In 2006, the arena’s operating loss increased EUR 35 million to EUR 55 million. The increase in the operating loss was primarily due to a EUR 35 million increase in impairment of assets.
•

The arena incurred a EUR 20 million operating loss in 2005 compared to EUR 10 million operating income in 2004. The decrease was attributable to project costs related to the start-up of a new centralized accounting center and the write-off of receivables and inventory in 2005 and the non-repetition of a EUR 10 million benefit recognized in 2004 related to the release of a provision for costs in connection with the termination of a shopping center lease agreement.

Schuitema

The following table sets forth net sales information and operating income for Schuitema in 2006, 2005 and 2004

In millions, except percentages	2006 (52 weeks)	2005 (52 weeks)	2004 (53 weeks)
Net sales in EUR	3,184	3,128	3,181
Change in identical sales	1.5%
Operating income in EUR	74	95	67
Operating income as a percentage of net sales	2.3%	3.0%	2.1%

Net sales

•	Net sales in the arena increased 1.8 percent in 2006 (0.2 percent in 2005 when excluding the impact of the additional week in 2004). The increases were primarily due to growth in identical sales.

Operating income

•	In 2006, operating income decreased EUR 21 million to EUR 74 million. The decrease was primarily due to costs related to the acquisition of new stores and increased commercial activities.
•	Operating income at Schuitema increased in 2005 compared to 2004 primarily due to the non-repetition of impairments in 2004.

U.S. Foodservice

The following table sets forth net sales information and operating income for U.S. Foodservice in 2006, 2005 and 2004:

In millions, except percentages	2006 (52 weeks)	2005 (52 weeks)	2004 (53 weeks)
Net sales in EUR	15,300	14,872	15,170
Net sales in USD	19,217	18,468	18,847

Operating income in EUR	258	86	54
Operating income in USD	325	107	67
Operating income as a percentage of net sales	1.7%	0.6%	0.4%

Net sales

•

Net sales increased 4.1 percent in 2006 and declined 0.5 percent in 2005 when excluding the impact of the additional week in 2004. Net sales growth was negatively impacted by 0.8 percent in 2006 and 2 percent in 2005 as a result of the Sofco disposition in 2005 and the Company’s decision to exit certain businesses. During 2006 and 2005, inflation had a negligible impact on net sales.

Operating income

•

In 2006, operating income increased USD 218 million to USD 325 million or 1.7 percent of net sales. The increase was primarily due to initiatives to improve gross margins, enhance operations productivity and reduce administrative costs.

•

Operating income in 2005 increased USD 40 million compared to 2004 due to a higher gross profit margin, driven primarily by significant vendor cost reductions, which was partially offset by higher operating expenses, including restructuring and other related charges of USD 61 million in 2005.

48	AHOLD ANNUAL REPORT 2006

LIQUIDITY AND CAPITAL RESOURCES

Assessment of liquidity and capital resources

Ahold relies on cash provided by operating activities as a primary source of liquidity in addition to debt and equity issuances in the capital markets, letters of credit under credit facilities, the U.S. Foodservice accounts receivable securitization program and available cash, including net cash from divestments. The Company’s continuous attention to further improving its financial health has focused on reducing gross debt level, improving working capital management, being selective with capital expenditures, reducing Group Support Office costs, and raising funds through divestment of non-core businesses and underperforming assets.

Based on the current operating performance and liquidity position, the Company believes that cash provided by operating activities and available cash balances will be sufficient for working capital, capital expenditures, interest payments, litigation settlement and scheduled debt repayment requirements for the next 12 months and the foreseeable future. Ahold believes its cash resources anticipated to be provided by the new retail strategy will be sufficient for the Company’s goal to return value to shareholders and further reduce debt following divestments. Ahold will continue to assess its liquidity position and potential sources of supplemental liquidity in view of its operating performance and planned program of divestments. The Company has certain off-balance sheet commitments and contingencies that may have significant future cash requirements. For additional information about the Company’s commitments and contingent liabilities, see the discussion in “Contractual obligations” and “Off-balance sheet arrangements” below and in Note 34 to the consolidated financial statements included in this Annual Report.

Credit ratings

Ahold’s credit ratings are periodically reviewed by credit rating agencies and communicated to financial markets and investors. The Company’s Road to Recovery strategy and progress over the past years have positively impacted the ratings assigned to Ahold by Moody’s and S&P. Improving these ratings is an important part of the Company’s new retail strategy as the credit ratings serve to lower the cost of funds and to facilitate access to a variety of lenders and markets.

The following table sets forth Ahold’s credit ratings as of December 31, 2006 and January 1, 2006:

	December 31, 2006	January 1, 2006
Moody’s
Long-term rating (corporate family rating)	Ba1	Ba2
Outlook	Positive	Positive

Standard & Poor’s
Long-term rating (local and foreign issuer)	BB+	BB+
Outlook	Positive	Stable

On August 5, 2005 S&P raised Ahold’s long-term corporate credit ratings to ‘BB+’ from ‘BB’ and assigned a stable outlook. At the same time, S&P raised the ratings of Ahold’s senior unsecured notes to ‘BB’ from ‘BB-’ and affirmed the Company’s ‘B’ short-term credit rating. On December 20, 2006 S&P revised its outlook on Ahold to positive from stable and at the same time affirmed the ‘BB+’ long-term corporate credit rating and ‘B’ short-term credit rating.

On January 16, 2006, Moody’s upgraded the Company’s corporate family rating and senior unsecured debt term rating to Ba1 from Ba2 and maintained a positive outlook.

Cash flows

The Company’s successful execution of the Road to Recovery strategy, resulting in substantial cash generation primarily from the divestment of non-core businesses and underperforming assets as well as raising equity in 2003, enabled a significant reduction of gross debt. Through the execution of its new retail strategy, the Company believes that its continued focus on cash flow generation will allow it to pursue cost reduction opportunities and working capital efficiencies as well as building a solid profitable retail platform for funding organic and strategic growth. Cash proceeds from the divestments planned as a result of the Company’s 2006 strategic review will further strengthen the Company’s balance sheet by reducing gross debt and creating shareholder value by returning part of the proceeds to shareholders.

For a further discussion on cash flows, see Note 31 to the consolidated financial statements included in this Annual Report.

Net cash from operating activities

In 2006, cash flow from operating activities was EUR 1.8 billion, a decrease of EUR 46 million compared to last year due to net payments made in 2006 of EUR 536 million under the Securities Class Action settlement. Improved cash generation from operations, in part attributable to lower working capital requirements, provided a partial offset.

In 2005, cash flow from operating activities was EUR 1.9 billion, a decrease of EUR 307 million compared to 2004 primarily due to a cash contribution of EUR 236 million that was made in 2005 to the U.S. pension plans.

Net cash from investing activities

In 2006, net cash used in investing activities was EUR 790 million, a EUR 983 million higher outflow than last year primarily due to 2006 acquisitions of EUR 176 million, mainly related to the acquisition of stores from Konmar and Clemens Markets, and a EUR 943 million reduction in divestment proceeds, as compared to 2005.

In 2005, net cash from investing activities was EUR 193 million, EUR 331 million higher cash inflow than 2004, primarily due to the 2004 acquisition of an additional stake in ICA, a portion of which was offset by the receipt of an extraordinary dividend.

AHOLD ANNUAL REPORT 2006	49

Management’s discussion and analysis

Net cash from financing activities

In 2006, net cash used in financing activities was EUR 1.3 billion, a EUR 1.9 billion lower outflow than last year primarily due to a reduction in long-term debt redemptions. In 2006, Ahold redeemed total long-term debt of EUR 282 million primarily due to the repayment of EUR 227 million bond upon maturity. In 2005, Ahold redeemed total long-term debt of EUR 2.9 billion, consisting mainly of the redemption of EUR 1.5 billion notes and a EUR 1.0 billion bond buyback. Resulting from these debt repayments, interest paid in 2006 decreased by EUR 207 million from 2005.

In 2005, net cash used in financing activities was EUR 3.2 billion, an increase in cash outflow of EUR 1.2 billion from 2004 primarily due to higher long-term debt redemptions. In 2005, Ahold redeemed total long-term debt of EUR 2.9 billion, detailed above. In 2004, Ahold redeemed total long-term debt of EUR 1.0 billion consisting mainly of an early redemption of EUR 920 million notes.

For more disclosure about the Company’s 2006 debt redemption see “Debt” below.

Debt

Ahold’s total gross debt was approximately EUR 6.5 billion as of December 31, 2006 – down EUR 1.3 billion from the end of 2005.

The following table sets forth a breakdown of the Company’s gross debt:

EUR in millions	December 31, 2006	January 1, 2006
Loans, including current portion	4,650	5,123
Finance lease liabilities, including current portion	1,277	1,362
Cumulative preferred financing shares	497	666
Short-term borrowings	56	597
Total gross debt	6,480	7,748

In 2006, loans, including the current portion, decreased by EUR 473 million or 9.2 percent. Of this decrease, EUR 279 million was attributable to the repayment of loans and EUR 226 million to favorable changes in exchange rates, principally between the U.S. dollar and the euro. A total of EUR 480 million of long-term debt will mature in 2007 and EUR 4.2 billion between 2008 and 2031, of which EUR 1.2 billion is due in 2008.

During 2006 Ahold repaid the following indebtedness:

•	USD 620 million related to outstanding short-term borrowings under U.S. Foodservice’s securitization program;
•	EUR 227 million of notes issued by Ahold Finance USA;
•	EUR 15 million in semi-annual principal installment of EUR 100 loan of Schuitema that matures in March 2012 with an amortizing principal through maturity.

The EUR 169 million decrease in cumulative preferred financing shares under debt was related to the transfer into equity following the conversion notification Ahold received on November 30, 2006.

For a detailed discussion of the Company’s debt, see Notes 23, 26, 27 and 29 to the consolidated financial statements included in this Annual Report.

The Company has a Euro Medium Term Note (“EMTN”) Program, of which it had outstanding in aggregate of EUR 2.4 billion in notes at year end 2006. The notes have maturities ranging from 2007 through 2031. Notes issued under the EMTN program contain customary restrictive covenants, including but not limited to negative pledge covenants and default provisions in the event of a change of control. During 2006, the Company updated the program documentation.

Group credit facility

On May 17, 2005, Ahold signed a five-year EUR 2,000 million syndicated multi-currency unsecured credit facility (the “May 2005 Credit Facility”). The May 2005 Credit Facility may be used for working capital and for general corporate purposes of the Ahold group and provides for the issuance of USD 800 million of letters of credit. As of December 31, 2006 there were no outstanding loans under the May 2005 Credit Facility other than letters of credit of USD 337 million.

Accounts receivable securitization program

U.S. Foodservice and certain of its subsidiaries participate in an accounts receivable securitization program. Under this program, they sell, on a revolving basis, their receivables to a wholly-owned, special purpose, bankruptcy remote subsidiary of U.S. Foodservice (“Receivables Company”) which in turn transfers, assigns and conveys all of its present and future rights, titles and interests in the eligible receivables to a special purpose entity (the “Master Trust”). Ahold consolidates the Master Trust and consequently the transfer of the receivables is a transaction internal to the Ahold group and the receivables have not been derecognized from the consolidated balance sheets. The Master Trust issues certificates, representing fractional, undivided interests in the accounts receivable held in the Master Trust, which are financed by third-party investors (generally commercial paper conduits, banks or other financial institutions) in exchange for cash or are retained by the Receivables Company as subordinate interests to those held by the third party. The cash is included in Ahold’s consolidated balance sheets in cash and cash equivalents and amounts corresponding to the certificates financed are recognized under short-term borrowings. Included in Ahold’s receivable balance is USD 1,100 million (EUR 833 million), which is effectively pledged collateral in support of that financing. The securitization program was restructured as of June 29, 2006 to a three-year program with the maximum purchaser group limit under the securitization program being USD 816 million (EUR 618 million) with a sublimit of USD 400 million (EUR 303 million) for issuance of letters of credits. There was USD 394 million (EUR 299 million) outstanding in issued letters of credit as of December 31, 2006.

50	AHOLD ANNUAL REPORT 2006

The aggregate amount of outstanding balances under the accounts receivable securitization program was nil and USD 620 million (EUR 524 million), as of December 31, 2006 and January 1, 2006, respectively. The costs associated with the sale of interests in the receivables ranged between 4.35 percent and 4.95 percent during 2006, plus fees and expenses. Ahold received proceeds from the collection under the accounts receivable securitization program of USD 19,262 million (EUR 14,593 million) and USD 18,005 million (EUR 14,496 million) in 2006 and 2005, respectively. On a revolving basis, the proceeds received from the Master Trust are used to redeem the short-term borrowings that have been recognized by the Receivables Company. Included in cash and cash equivalents in the balance sheets as of December 31, 2006 and January 1, 2006 are unredeemed proceeds of USD 131 million (EUR 99 million) and USD 122 million (EUR 103 million), respectively. Losses in the form of discounts on the sale of receivables, primarily representing interest, totaled USD 8 million (EUR 6 million)

and USD 26 million (EUR 21 million) in 2006 and 2005, respectively, and are included in the consolidated statements of operations in interest expense.

For a further discussion, see Note 21 to the consolidated financial statements included in this Annual Report.

CONTRACTUAL OBLIGATIONS

The Company has various contractual obligations and must include some of these as liabilities in its consolidated balance sheets, including loans and short-term borrowings, finance lease liabilities and pension liabilities. There are others, including operating lease commitments, capital investment commitments and purchase obligations, which the Company does not need to include as liabilities on the consolidated balance sheets, but which it must disclose.

The following table summarizes the Company’s contractual obligations as of December 31, 2006:

	Payments due by period
EUR in millions	Total	Less than one year	One–three years	Three–five years	More than five years
Loans including current portion [1]	4,661	483	1,620	684	1,874
Short-term borrowings	56	56	–	–	–
Finance lease liabilities [2]	1,277	59	115	114	989
Operating lease commitments [3]	6,064	545	989	840	3,690
Capital investment commitments [4]	392	305	52	34	1
Purchase commitments [5]	1,143	633	266	151	93
Pension liabilities [6]	3,739	139	294	312	2,994
Total[7]	17,332	2,220	3,336	2,135	9,641

1	These amounts do not include a total of EUR 554 million of issued letters of credit as of December 31, 2006. These amounts also exclude EUR 11 million of deferred financing costs. For more information on the Company’s loans, see Note 26 to the consolidated financial statements included in this Annual Report.
2	Finance lease liabilities are principally for buildings. For more information on finance leases, see Note 27 to the consolidated financial statements included in this Annual Report.
3	Operating lease commitments represent the minimum rents payable, offset by expected sublease income of EUR 1.3 billion. For more information on operating leases, see Note 34 to the consolidated financial statements included in this Annual Report.
4	Capital investment commitments represent investments in land, building, improvements, property, plant and equipment. The Company had capital investment commitments outstanding as of December 31, 2006 in the amount of EUR 82 million and EUR 310 million related to investments in Europe and the United States, respectively.
5	Purchase commitments include open purchase orders outstanding as of December 31, 2006 for merchandise, both for resale and not-for resale, and other contracts with vendors that contain minimum purchase requirements. This does not include purchase contracts for which the Company has received advance vendor allowances, which typically may be terminated without satisfying the purchase commitments upon repayment of the unearned portions of the advance vendor allowances.
6	Pension liabilities represent the projected benefit obligation for the Company’s defined benefit plans. In addition to this obligation, the Company also had related plan assets with a fair value of EUR 3.7 billion as of December 31, 2006. As a result, the Company’s unfunded obligation was EUR 66 million as of December 31, 2006. For more information on pensions and other post-employment benefits, see Note 24 to the consolidated financial statements included in this Annual Report.
7	Amounts presented in this table do not include obligations for interest payments. In addition, the USD 367 million (EUR 310 million) that was funded into escrow on January 29, 2007 with respect to the settlement of the Securities Class Action is not included in this table. As a result of the settlement, the Company recorded a charge in operating income in 2005 of EUR 803 million, which includes insurance proceeds. Furthermore, this table does not include EUR 497 million of cumulative preferred financing shares, which is further discussed in Notes 3 and 27 to the consolidated financial statements included in this Annual Report.

OFF-BALANCE SHEET ARRANGEMENTS

In addition to the obligations recorded on the Company’s balance sheet, it has certain commitments and contingencies that may result in future cash requirements. These include the capital commitments, operating lease commitments, purchase commitments and the other contractual obligations discussed above. They also include guarantees for franchisees and for other third-parties and the contingent liabilities discussed below. For additional information about the Company’s commitments and contingencies, see Note 34 to the consolidated financial statements included in this Annual Report.

Guarantees

Guarantees to third parties have been issued by Ahold totaling EUR 1,037 million and EUR 1,090 million as of December 31, 2006 and January 1, 2006, respectively. The decrease in guarantees was mainly attributable to favorable exchange rate developments. All guarantees are corporate guarantees and have been provided as assurance for an Ahold subsidiary, franchisee, divested entity or joint venture. For a further discussion on guarantees, see Notes 26, 27 and 34 to the consolidated financial statements included in this Annual Report.

AHOLD ANNUAL REPORT 2006	51

Management’s discussion and analysis

Contingent liabilities

Representations, warranties and indemnities

In disposing of assets or businesses, the Company has provided in the relevant sales agreements certain customary representations and warranties including but not limited to, completeness of books and records, title to assets, schedule of material contracts and arrangements, litigation, permits, labor matters and employee benefits and taxes. The Company also in certain cases has agreed to indemnify the buyer against certain risks. The Company is unable to estimate the potential liability from such indemnities or claims relating to representations and warranties because they relate to unknown conditions. However, the Company has no reason to believe that these uncertainties would have a material adverse effect on its financial position, results of operations or liquidity. For a more detailed discussion of such representations, warranties and indemnities in connection with the Company’s disposition of assets or businesses, see Note 34 to the consolidated financial statements included in this Annual Report.

Third-party leases

The Company and its subsidiaries may be contingently liable for leases that have been assigned to various third parties in connection with divestments, facility closings and asset dispositions. In particular, the Company and its subsidiaries may be contingently liable under guarantees of 422 leases in connection with the divestments of BI-LO, Bruno’s and the Tops’ Wilson Farms and SugarCreek convenience stores and in connection with the closure of the Tops’ Northeast Ohio store division. The Company could be required to assume financial lease obligations if any of the assignees are unable to fulfill their lease obligations. Since the assignments have been made to numerous and different third parties and because the Company has available various remedies, Ahold believes the likelihood that it will be required to assume a material amount of these obligations is remote. In addition, Stop & Shop may be contingently liable to landlords under certain leases that were assigned in connection with Stop & Shop’s spin-off in 1992 of Bradlees Stores, Inc. (“Bradlees”) and that were subsequently assumed and assigned to third parties in connection with bankruptcy proceedings with respect to Bradlees. For information about legal proceedings in connection with certain leases of Bradlees, see “Stop & Shop Bradlees Lease Litigation with Vornado” in Note 34 to the consolidated financial statements included in this Annual Report.

Insurance

U.S. Foodservice and Ahold’s U.S. retail operating companies are insured through a wholly-owned, captive insurance subsidiary, MollyAnna, for certain losses related to its self-insurance and high deductible programs for general liability, workers’ compensation and commercial vehicle liability. MollyAnna provides insurance policies to Ahold’s operating companies which have policy limits per occurrence of USD 2 million for general liability, USD 5 million for workers’ compensation and USD 5 million for commercial vehicle liability. The expected ultimate cost of claims is estimated based upon analysis of historical data and actuarial assumptions. Ahold’s future loss payments are therefore inherently uncertain. The Company records a provision for this self-insurance program on its balance sheets, which is actuarially determined based on claims filed and an estimate of claims incurred but not reported. See Note 25 to the consolidated financial statements included in this Annual Report.

Litigation

Ahold is also party to various legal proceedings and investigations relating to its businesses. For a detailed discussion of these proceedings, see Note 34 to the consolidated financial statements included in this Annual Report.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Background

In the preparation of the consolidated financial statements the Company makes a number of estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, of revenues and expenses and the disclosure of contingent assets and liabilities. Estimates and assumptions may differ from future actual results.

The estimates, assumptions and judgments used in each of the Company’s significant critical accounting policies are discussed below. For additional information on these and other accounting policies, see Notes 2 and 3 to the consolidated financial statements included in this Annual Report. For a discussion of the principal differences between IFRS and US GAAP accounting policies, see Note 35 to the consolidated financial statements included in this Annual Report. Management, along with the Company’s independent auditor, has discussed the critical accounting policies with the Audit Committee.

Impairment of non-current assets

Ahold evaluates its non-current assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Regardless of the existence of impairment indicators, non-current assets with indefinite lives are tested for impairment at least annually.

In evaluating its non-current assets for impairment, the Company compares the carrying amount of an asset (or the cash-generating unit (“CGU”) to which the asset belongs) to the recoverable amount, defined as the higher of the fair value less cost to sell and the value in use. For the purpose of impairment testing, the Company allocates goodwill to CGUs which are expected to benefit from a business combination. In estimating discounted future net cash flows, management makes significant assumptions. These include determining the appropriate discount rate, projected sales growth, operating margin, and projected amount for capital expenditures and divestments. In making these assumptions, the Company considers historical results, adjusted to reflect current and anticipated operating conditions.

52	AHOLD ANNUAL REPORT 2006

The following table shows the amount of impairment losses the Company would recognize for goodwill if it increased or decreased the recoverable amounts by 10 percent:

EUR in millions	IFRS	US GAAP
Actual 2006 goodwill impairment losses	3	–

Goodwill impairment losses if recoverable amount increased by 10.0%	3	–

Goodwill impairment losses if recoverable amount decreased by 10.0%	3	440

Pensions and other retirement benefit plans

Ahold sponsors several defined benefit plans and defined contribution plans for employees, primarily in the United States and the Netherlands. The defined benefit pension plans pay benefits to employees at retirement using formulas based on participants’ years of service and compensation. Supplemental plans are maintained for officers and executives of Ahold’s U.S. operating companies. The Company funds these supplemental plans as claims are incurred. Ahold provides life insurance and healthcare benefits for certain retired employees meeting age and service requirements at its U.S. subsidiaries. These plans are also funded as claims are incurred. Ahold also contributes to various multi-employer pension plans in the United States that are administered by unions. These are generally accounted for as defined contribution plans. The terms of the applicable collective bargaining agreements define the amounts that the Company must contribute to each such plan and when it must make these contributions.

Recognized pension and other retirement benefit liabilities reflect the Company’s best estimate of the future cost of honoring its obligations under these benefit plans. The Company uses actuarial calculations when accounting for defined benefit plans. These calculations contain key assumptions, which include discount rate, the expected long-term rate of return on plan assets and the rates of increase in compensation and health care costs, employee turnover, mortality and retirement ages and claim rates under medical plans. These assumptions are highly uncertain and require a large degree of judgment. Each year the Company reviews the key assumptions used in the determination of the pension plan obligations and net periodic pension cost. Actual experience may differ from the assumptions made. Unless they exceed certain thresholds, the effects of such differences are presented in the unrecognized actuarial gains and losses and therefore do not have an immediate effect on the pension liability. For a full discussion of the corridor approach that the Company uses in recognizing actuarial gains and losses, see Note 3 to the consolidated financial statements included in this Annual Report.

The following table shows the effect on the defined benefit obligations and on net periodic benefit cost as a result of a 0.1 percent change in the discount rate. Dutch pension plans and U.S. pension plans are shown in the aggregate:

In millions	Dutch pension plans	U.S. pension plans
0.1% increase
Defined benefit obligations at year-end 2006	(39)	(21)
Net periodic benefit cost 2006	(2)	(2)
Net periodic benefit cost 2007	(5)	(1)

0.1% decrease
Defined benefit obligations at year-end 2006	40	21
Net periodic benefit cost 2006	2	3
Net periodic benefit cost 2007	5	1

Claims and provisions

Ahold is party to a number of legal proceedings arising out of its business operations. Such legal proceedings are subject to inherent uncertainties. Management, where appropriate supported by internal and external legal counsels, acts in accordance with the following principles. Provisions for legal claims and disputes are recorded if (i) a present legal or constructive obligation exists as a result of past events, (ii) it is more likely than not that an outflow of financial resources will be required to settle such obligation and (iii) the corresponding amount has been reliably estimated. The provision has to be recorded at the amount for which the obligation can likely be settled. If the amount for which the obligation can be settled cannot sufficiently be estimated, the relevant legal claim or dispute has to be disclosed as a contingent liability.

Furthermore, the Company is self-insured for certain potential losses that may arise in its U.S. operating companies related mainly to general liability, commercial vehicle liability and workers’ compensation. Ahold has stop-loss coverage to limit the exposure arising from these claims. It is the Company’s policy to recognize its self-insurance program liabilities based on claims filed, along with an estimate of claims incurred but not yet reported as well as expenses incurred in the claim settlement process that can be directly associated with specific claims. Ahold recognizes estimates for claims using actuarial information, which is based on various assumptions that include, but are not limited to, historical loss experience, projected loss development factors, actual payroll costs, estimated changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation and economic conditions.

Vendor allowances

Ahold receives various types of vendor allowances, including volume-based allowances and promotional allowances. These allowances take the form of up-front payments (such as lump sum payments or prepaid amounts), rebates (in the form of cash or credits) or other forms of payment.

The accounting for vendor allowances requires a number of estimates relating to sales volumes and inventory holdings.

AHOLD ANNUAL REPORT 2006	53

Management’s discussion and analysis

Income taxes

The Company is subject to income taxes in several tax jurisdictions and to its respective tax laws. Significant judgment is required in determining the consolidated income tax position. The ultimate tax effects of certain transactions can be uncertain for a considerable period of time, requiring management to estimate the related current and deferred taxes. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final outcome of such matters differs from the amounts that were initially recognized, such differences will impact the income tax expense in the period in which such determinations are made.

The Company has material tax loss carryforward positions, for which deferred tax assets are recognized to the extent that it is probable that future taxable income, as estimated by management, will be available against which these tax losses can be utilized. In the event that actual results differ from these estimates in future periods, changes to the recognized deferred tax assets could be required, which would impact the income tax expense.

Leases and sale and leaseback transactions

Determining whether a lease agreement is a finance or an operating lease requires judgment as to whether the agreement transfers substantially all the risks and rewards of ownership to the Company. Judgment is required on various aspects that include, but are not limited to, the fair value of the leased asset, the economic life of the leased asset, whether or not to include renewal options in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments. Classification as a finance or operating lease determines whether the leased asset is treated on-balance or off balance. In sale and leaseback transactions, the classification of the leaseback determines how the gain or loss on the transaction is recognized. It is either deferred and amortized (finance lease) or recognized immediately (operating lease). In classifying the leaseback, similar judgments have to be made as described above.

Equity method accounting of ICA

The Company accounts for its joint venture ICA under the equity method, although its investment comprises 60 percent of the shares. The 60 percent shareholding stake in ICA does not entitle the Company to unilateral decision-making authority over ICA due to the shareholders’ agreement with the Company’s joint venture partner, which provides that certain decisions will be made only on the basis of mutual consent. On the basis of this shareholders’ agreement, the Company concluded that it has no control over ICA and, consequently, does not consolidate ICA’s financial statements.

Classification of U.S. Foodservice as part of continuing operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and the sale must be highly probable.

A discontinued operation is a component of the Company that either has been disposed of, or that is classified as held for sale, and:

(i) represents a separate major line of business or geographical area of operations or (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Results from discontinued operations are presented separately as a single amount in the consolidated statements of operations. Results from operations qualifying as discontinued operations as of the balance sheet date for the latest period presented, that have previously been presented as results from continuing operations, are re-presented as results from discontinued operations for all periods presented.

As of year-end 2006, Poland and JMR qualified as held for sale and discontinued operations. The other businesses to be divested did not qualify as held for sale as of year-end 2006, in the case of U.S. Foodservice because it is more likely than not that the transaction between Ahold and the purchaser of U.S. Foodservice must be submitted for approval to the General Meeting of Shareholders of Ahold.

FUTURE ACCOUNTING CHANGES

Ahold will be subject to new accounting guidelines under IFRS and US GAAP, including the following:

In June 2006, the FASB issued Financial Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements. Furthermore it requires certain disclosures of uncertain matters, specifies how uncertain tax positions should be classified on the balance sheet and provides transition and interim guidance, among other provisions. FIN 48 is effective for the Company as of 2007. The Company is in the process of evaluating the impact of FIN 48 on its future consolidated financial statements.

For more information on future accounting changes, see Notes 3 and 35 to the consolidated financial statements included in this Annual Report.

RISK MANAGEMENT AND USE OF FINANCIAL INSTRUMENTS AND DERIVATIVES

The Company’s primary market risk exposures, similar to prior years, relate to currency exchange rates and interest rate fluctuations and commodity price fluctuations. These fluctuations could have a negative impact on the Company’s net income and financial position. In order to manage the risk arising from these exposures, the Company may utilize a variety of foreign exchange, interest rate and commodity forward contracts and swaps. The Company uses such financial instruments for the purpose of hedging exposures. None of these financial instruments are used for trading or speculative purposes.

For further description of Ahold’s risk management and use of derivatives, see Note 33 to the consolidated financial statements included in this Annual Report.

54	AHOLD ANNUAL REPORT 2006

Financial statements

AHOLD ANNUAL REPORT 2006	55

Financial statements

Consolidated statements of operations

EUR in millions, except per share data	Note	2006	2005	2004
Net sales	6	44,872	43,979	44,040
Cost of sales		(35,541)	(34,873)	(34,924)
Gross profit		9,331	9,106	9,116

Selling expenses		(6,488)	(6,465)	(6,383)
General and administrative expenses		(1,550)	(1,585)	(1,766)
Settlement Securities Class Action		–	(803)	–
Total operating expenses	7, 8, 9	(8,038)	(8,853)	(8,149)
Operating income		1,293	253	967

Interest income		62	88	64
Financial expense	10	(580)	(738)	(334)
Net financial expense		(518)	(650)	(270)
Share in income of joint ventures and associates	18	152	118	104
Income (loss) before income taxes		927	(279)	801

Income taxes	11	(91)	214	(140)
Income (loss) from continuing operations		836	(65)	661

Income from discontinued operations	12	79	211	222
Net income		915	146	883

Attributable to:
Common shareholders		899	120	870
Minority interests		16	26	13
Net income		915	146	883

Earnings per share	13
Net income per share attributable to common shareholders
Basic		0.58	0.08	0.56
Diluted		0.57	0.08	0.56
Income (loss) per share from continuing operations attributable to common shareholders
Basic		0.53	(0.06)	0.42
Diluted		0.52	(0.06)	0.42
Weighted average number of common shares outstanding (x 1,000)
Basic		1,555,475	1,554,713	1,553,007
Diluted		1,653,823	1,554,713	1,553,240

The accompanying notes are an integral part of these consolidated financial statements.

56	AHOLD ANNUAL REPORT 2006

Financial statements

Consolidated statements of recognized income and expense

EUR in millions	2006	2005	2004
Net income	915	146	883

Exchange rate differences in foreign interests	(562)	605	(309)
Recognition of cumulative translation differences related to divestments	–	24	1
Cash flow hedges:
Fair value gains (losses) in the year	41	(371)	165
Transfers to net income	(25)	323	(130)
Income taxes	(6)	14	(8)
Step acquisition joint venture Rimi Baltic AB	33	–	–
Other – net	(1)	–	(15)
Income and expense recognized directly in equity	(520)	595	(296)

Total recognized income and expense	395	741	587

Attributable to:
Common shareholders	379	715	574
Minority interests	16	26	13
Total recognized income and expense	395	741	587

The accompanying notes are an integral part of these consolidated financial statements.

AHOLD ANNUAL REPORT 2006	57

Financial statements

Consolidated balance sheets

EUR in millions, before appropriation of current year result	Note	December 31, 2006	January 1, 2006
Assets

Property, plant and equipment	14	6,925	7,403
Investment property	15	431	456
Goodwill	16	2,184	2,263
Other intangible assets	17	470	536
Investments in joint ventures and associates	18	799	798
Deferred tax assets	11	528	672
Other non-current assets	19	449	434
Total non-current assets		11,786	12,562

Assets held for sale	12	470	123
Inventories	20	2,056	2,376
Income taxes receivable		169	159
Receivables	21	1,938	2,303
Other current assets		179	207
Cash and cash equivalents	22	1,844	2,228
Total current assets		6,656	7,396
Total assets		18,442	19,958

The accompanying notes are an integral part of these consolidated financial statements.

58	AHOLD ANNUAL REPORT 2006

Consolidated balance sheets

EUR in millions, before appropriation of current year result	Note	December 31, 2006	January 1, 2006
Group equity and liabilities

Share capital		389	389
Additional paid-in capital		13,453	13,422
Legal reserves		181	595
Accumulated deficit		(9,892)	(9,928)
Net income attributable to common shareholders		899	120
Equity attributable to common shareholders	23	5,030	4,598
Cumulative preferred financing shares	27	169	–
Minority interests		71	63
Group equity		5,270	4,661

Pensions and other post-employment benefits	24	482	604
Deferred tax liabilities	11	73	57
Provisions	25	523	536
Loans	26	4,170	4,867
Other non-current financial liabilities	27	1,905	2,146
Other non-current liabilities	28	198	205
Total non-current liabilities		7,351	8,415

Liabilities related to assets held for sale	12	226	16
Provisions	25	287	1,230
Income taxes payable		32	5
Accounts payable		2,955	3,206
Other current financial liabilities	29	789	1,132
Other current liabilities	30	1,532	1,293
Total current liabilities		5,821	6,882
Total Group equity and liabilities		18,442	19,958

The accompanying notes are an integral part of these consolidated financial statements.

AHOLD ANNUAL REPORT 2006	59

Financial statements

Consolidated statements of cash flows

EUR in millions	Note	2006	2005	2004
Cash generated from operations[1]	31	1,732	1,986	2,112
Income taxes received (paid)		114	(62)	(104)
Operating cash flows from continuing operations		1,846	1,924	2,008
Operating cash flows from discontinued operations		(28)	(60)	163
Net cash from operating activities		1,818	1,864	2,171

Purchase of non-current assets		(1,099)	(1,185)	(1,225)
Divestments of non-current assets and disposal groups held for sale		227	212	216
Acquisition of businesses, net of cash acquired	31	(176)	(32)	(7)
Divestment of businesses, net of cash divested	31	46	989	931
Acquisition of interests in joint ventures and associates		(2)	(13)	(500)
Dividends from joint ventures and associates		42	50	414
Interest received		70	84	60
Other		20	58	41
Investing cash flows from continuing operations		(872)	163	(70)
Investing cash flows from discontinued operations		82	30	(68)
Net cash from investing activities		(790)	193	(138)

Interest paid		(523)	(730)	(759)
Proceeds from loans		65	193	227
Repayments of loans		(282)	(2,919)	(1,013)
Changes in derivatives		(23)	473	(36)
Change in short-term borrowings		(499)	(105)	(141)
Other		(72)	(113)	(107)
Financing cash flows from continuing operations		(1,334)	(3,201)	(1,829)
Financing cash flows from discontinued operations		57	7	(179)
Net cash from financing activities		(1,277)	(3,194)	(2,008)
Net cash from operating, investing and financing activities	31	(249)	(1,137)	25

1	Cash generated from operations in 2006 includes a payment related to the Securities Class Action settlement of EUR 536 (net of insurance proceeds of EUR 92). For more information on the Securities Class Action settlement, see Note 34.

The accompanying notes are an integral part of these consolidated financial statements.

60	AHOLD ANNUAL REPORT 2006

Financial statements

Notes to the consolidated financial statements: Notes 1, 2

All amounts in millions, except where otherwise indicated.

1  The company and its operations

The principal activities of Koninklijke Ahold N.V. (“Ahold” or the “Company”), a public limited liability company with its registered seat in Zaandam, the Netherlands, and its head office in Amsterdam, the Netherlands, are the operation through subsidiaries and joint ventures of retail trade stores in the United States and Europe and a foodservice business in the United States. In addition, some of its subsidiaries finance, develop and manage store sites and shopping centers primarily to support Ahold’s retail operations. On November 6, 2006, Ahold announced its intention to divest its remaining foodservice business, U.S. Foodservice. Ahold’s significant subsidiaries, joint ventures and associates are listed in Note 36.

As a result of Ahold’s listing on the New York Stock Exchange (the “NYSE”), Ahold’s common shares are registered with the U.S. Securities and Exchange Commission (the “SEC”) and accordingly, Ahold files its Annual Report on Form 20-F, of which these consolidated financial statements form a part, with the SEC.

2  Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”). All standards and all interpretations issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the “IFRIC”) effective for 2006 have been adopted by the EU, except that the EU carved out certain hedge accounting provisions of IAS 39. Ahold does not utilize this carve out permitted by the EU. Consequently, the accounting policies applied by Ahold also comply fully with IFRS. For the principal differences between IFRS and accounting principles generally accepted in the United States (“US GAAP”), see Note 35.

Ahold’s financial year is a 52- or 53-week period ending on the Sunday nearest to December 31. Financial year 2006 consisted of 52 weeks and ended on December 31, 2006. The comparative financial years 2005 and 2004 consisted of 52 and 53 weeks, respectively, and ended on January 1, 2006 and January 2, 2005, respectively.

These consolidated financial statements are presented in euros. The following exchange rates of the euro against the U.S. dollar have been used in the preparation of these financial statements, whereby the average exchange rate is based on average quarterly rates:

	2006	2005	2004
Average exchange rate	1.2556	1.2421	1.2422
Year-end closing exchange rate	1.3199	1.1842	1.3558

The preparation of financial statements requires management to make a number of estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, of revenues and expenses and the disclosure of contingent assets and liabilities. All the assumptions, anticipations, expectations and forecasts used as a basis for certain estimates within these consolidated financial statements represent good-faith assessments of Ahold’s future performance for which management believes there is a reasonable basis. These estimates and assumptions represent Ahold’s view at the times they are made, and only then. They involve risks, uncertainties and other factors that could cause the Company’s actual future results, performance and achievements to differ materially from those forecasted. Information about the estimates, assumptions and judgments that management considers most critical is included in the following notes:

•	Note 3 – accounting for leases, sale and leaseback transactions and vendor allowances;
•	Notes 3 and 11 – accounting for income taxes;
•	Note 12 – classification of U.S. Foodservice as part of the Company’s continuing operations;
•	Note 16 – measurement of the recoverable amount of assets or cash-generating units;
•	Note 18 – equity method of accounting for ICA;
•	Note 24 – measurement of defined benefit obligations; and
•	Notes 25 and 34 – provisions and contingencies.

As the financial data of Koninklijke Ahold N.V. (the parent company) are included in the consolidated financial statements, the statements of operations in the parent company financial statements are presented in condensed form (in accordance with section 402, Book 2 of the Netherlands Civil Code).

AHOLD ANNUAL REPORT 2006	61

Financial statements – Notes to the consolidated financial statements

Note 3

3  Significant accounting policies

Changes in accounting policies

Rent during construction periods

Rental costs associated with operating leases and certain executory costs (such as property taxes, insurance and common area maintenance costs) that are incurred during a construction period are recognized as operating expenses as of 2006 whereas previously these costs were capitalized. This change in accounting policy, which Ahold has applied prospectively from the earliest date practicable, led to a decrease of net income of EUR 11 and EUR 14 for 2005 and 2004, respectively, and a decrease of equity attributable to common shareholders of EUR 24 as of December 28, 2003.

Financial guarantee contracts

As of 2006, issuers of certain financial guarantee contracts are required under IAS 39 “Financial Instruments: Recognition and Measurement” to include a liability in their balance sheets representing the fair value of the guarantee issued. Previously, these guarantees were off-balance sheet commitments. This change in accounting policy, which Ahold has applied retrospectively, had a negligible impact on net income and equity attributable to common shareholders.

In the aggregate, these changes in accounting policies had a negative impact of EUR 0.01 on basic and diluted net income per share for both 2005 and 2004.

Consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are entities over which the Company has control. Control is the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. All intra-group transactions, balances, income and expenses are eliminated upon consolidation. Unrealized losses on intra-group transactions are eliminated unless the transaction provides evidence of an impairment of the assets transferred.

Minority interests are recorded in the consolidated balance sheets and the consolidated statements of operations for the minority shareholders’ share in the net assets and the income or loss of subsidiaries, respectively. The interest of minority shareholders in an acquired subsidiary is initially measured at the minority interest’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized. For 2006, 2005 and 2004, the minority interests in the net assets and net income of subsidiaries mainly relate to the minority shareholders’ interest in Schuitema N.V. (“Schuitema”), in which Ahold has a 73.2 percent interest. Schuitema applies the structure regime (governance rules applicable to large companies in the Netherlands). Ahold, as the majority shareholder, controls all resolutions at the general meeting of shareholders and has representation on the Supervisory Board of Schuitema. Based on these rights, Ahold has effective control over Schuitema and, accordingly, Schuitema has been consolidated for all years presented.

Foreign currency translation

The financial statements of each subsidiary are prepared in its functional currency, which is determined based on the primary economic environment in which such subsidiary operates. Transactions in foreign currencies are recorded at the rates of exchange prevailing at the transaction dates. At each balance sheet date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates. Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are included in net income for the period. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are considered as assets and liabilities denominated in the functional currency of the foreign entity.

Upon consolidation, the assets and liabilities of subsidiaries with a functional currency other than the euro are translated into euros using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the respective periods. Exchange rate differences arising on consolidation are included in group equity, in the currency translation reserve. Intercompany loans to and from foreign entities for which settlement is neither planned nor likely to occur in the foreseeable future are considered to increase or decrease the net investment in that foreign entity and the exchange rate differences relating to these loans are therefore also included in group equity, in the currency translation reserve. On the disposal of a foreign operation, in part or in full, the related cumulative exchange rate difference that was included in group equity is transferred to the consolidated statements of operations.

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

62	AHOLD ANNUAL REPORT 2006

Note 3

Net sales

Ahold generates and recognizes net sales to retail customers at the point of sale in its stores and upon delivery of groceries to internet customers. Ahold also generates revenues from the sale of products to foodservice customers and retail franchisees, which are recognized upon delivery. Ahold recognizes franchise fees as revenue when all material services relating to the contract have been substantially performed. Discounts earned by customers through agreements or by using their bonus or loyalty cards are recorded by the Company as a reduction of the sales price at the time of the sale.

Generally, net sales and cost of sales are recorded on a gross basis, based on the gross amount of the products sold to the customer and the amount paid for the products to the vendor. However, for certain products or services, such as the sales of lottery tickets, third-party prepaid phone cards, stamps and public transportation tickets, Ahold acts as an agent and consequently records the amount of the net margin in its net sales. Net sales exclude sales taxes and value-added taxes.

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

Vendor allowances

Ahold receives various types of vendor allowances. The most common allowances vendors offer are (i) volume allowances, which are off-invoice or amounts billed back to vendors based on the quantity of products sold to customers or purchased from the vendor and (ii) promotional allowances, which relate to cooperative advertising and market development efforts. Volume allowances are recognized as a reduction of the cost of the related products as they are sold. Promotional allowances are recognized as a reduction of the cost of the related products when the activities specified in the contract are performed by the Company for the vendor. If the contract does not specify any performance criteria the allowance is recognized over the term of the contract. Vendor allowances are generally deducted from cost of sales, unless there is clear evidence that they should be classified as revenue or a reimbursement of costs. Ahold recognizes vendor allowances only where there is evidence of a binding arrangement with the vendor and receipt is both probable and estimable.

The accounting for vendor allowances requires a number of estimates. First, the Company must estimate the allowances that are earned based on fulfillment of its related obligations, many of which require management to estimate the volume of purchases that will be made during a period of time. Second, the Company needs to estimate the amount of related product that was sold and the amount that remains in ending inventories and accordingly allocate the allowance to cost of sales or inventories. Management makes this estimate based on the turnover of the inventories and allocates a portion of the related vendor allowance to ending inventories until such product is estimated to be sold to customers.

Selling expenses

Selling expenses consist of salaries and wages of retail and foodservice employees, store expenses, rent or depreciation of stores and foodservice facilities, advertising costs and other selling expenses.

General and administrative expenses

General and administrative expenses consist of salaries and wages of support office employees, rent and depreciation of support offices, impairment and amortization charges of non-current assets, gains and losses on the sale of non-current assets and disposal groups held for sale, restructuring costs and other general and administrative expenses.

Share-based compensation

The grant date fair value of share-based compensation plans is expensed, with a corresponding increase in equity, on a straight-line basis over the vesting periods of the grants, based on estimates of the number of options or shares that will eventually vest. These estimates relate to non-market vesting conditions (e.g., staff turnover) and are revised at each balance sheet date. The impact of the revision of original estimates, if any, is recognized in the consolidated statements of operations, and a corresponding adjustment to equity.

Income taxes

Income tax expense represents the sum of current and deferred tax. Income tax is recognized in the consolidated statements of operations except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is based on the best estimate of taxable income for the year, using tax rates that have been enacted or substantively enacted at the balance sheet date, and adjustments for current taxes payable (receivable) for prior years. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and the corresponding tax basis used in the computation of taxable income. Deferred tax assets and liabilities are generally recognized for all taxable temporary differences, except to the extent that a deferred tax liability arises from the initial recognition of goodwill. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized.

Deferred tax assets, including deferred tax assets for tax loss carry forward positions and tax credit carry forward positions, are recognized to the extent that it is probable that future taxable income will be available against which deductible temporary differences can be utilized and deferred tax assets realized. The recoverable amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

AHOLD ANNUAL REPORT 2006	63

Financial statements – Notes to the consolidated financial statements

Note 3

Deferred tax assets and liabilities are not discounted. Deferred income tax assets and liabilities are offset in the consolidated balance sheets when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes are levied by the same fiscal authority.

The ultimate tax effects of certain transactions can be uncertain for a considerable period of time, requiring management to estimate the related current and deferred tax positions. The Company recognizes liabilities for uncertain tax positions when it is more likely than not that additional taxes will be due.

Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and the sale must be highly probable. For the sale to be highly probable, (i) the appropriate level of management must be committed to a plan to sell the asset, (ii) an active program to locate a buyer and complete the plan must have been initiated, (iii) the asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value, (iv) the sale should generally be expected to qualify for recognition as a completed sale within one year from the date of classification and (v) actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets (or disposal groups) classified as held for sale are measured at the lower of the asset’s carrying amount and the fair value less costs to sell. Depreciation or amortization of an asset ceases when it is classified as held for sale, or included within a disposal group that is classified as held for sale.

A discontinued operation is a component of the Company that either has been disposed of, or that is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations or (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Results from discontinued operations are presented separately as a single amount in the consolidated statements of operations. Results from operations qualifying as discontinued operations as of the balance sheet date for the latest period presented, that have previously been presented as results from continuing operations, are re-presented as results from discontinued operations for all periods presented.

Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition or construction of an asset and may include borrowing costs incurred during construction. Where applicable, estimated asset retirement costs are added to the cost of an asset. Subsequent expenditures are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company and the costs can be measured reliably. All other subsequent expenditures represent repairs and maintenance and are expensed as incurred.

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

Depreciation of assets subject to finance leases and leasehold improvements is calculated on a straight-line basis over either the lease term (including renewal periods when renewal is reasonably assured) or the estimated useful life of the asset, whichever is shorter.

Investment property

Investment property consists of land and buildings held by Ahold to earn rental income or for capital appreciation, or both. These properties are not used by Ahold in the ordinary course of business. Ahold recognizes the part of an owned (or finance leased) shopping center that is leased to third-party retailers as investment property, unless it represents an insignificant portion of the property. Land and buildings leased to franchisees are not considered to be investment property as they contribute directly to Ahold’s retail operations. The measurement of investment property is similar to property, plant and equipment.

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

Leases that do not qualify as finance leases are classified as operating leases, and the related lease payments are expensed on a straight-line basis over the lease term, including, as applicable, any rent-free period during which Ahold has the right to use the asset. For leases with renewal options where the renewal is reasonably assured, the lease term used to (i) determine the appropriate lease classification, (ii) compute periodic rental expense and (iii) depreciate leasehold improvements (unless their economic lives are shorter) includes the periods of expected

64	AHOLD ANNUAL REPORT 2006

Note 3

renewals. Payments made to Ahold representing incentives to sign a new lease or representing reimbursements for leasehold improvements are deferred and recognized on a straight-line basis over the term of the lease as reductions to lease expense.

Determining whether a lease agreement is a finance or an operating lease requires judgment on various aspects that include the fair value of the leased asset, the economic life of the leased asset, whether or not to include renewal options in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Sale and leaseback

The gain or loss on sale and operating leaseback transactions is recognized in the consolidated statements of operations immediately if (i) Ahold does not maintain or maintains only minor continuing involvement in these properties, other than the required lease payments and (ii) these transactions are established at fair value. Any gain or loss on sale and finance leaseback transactions is deferred and amortized over the term of the lease. In classifying the leaseback in a sale and leaseback transaction, similar judgments have to be made as described above under “Leases”.

In some sale and leaseback arrangements, Ahold sells a property and only leases back a portion of that property. These properties generally involve shopping centers, which contain an Ahold store as well as other stores leased to third-party retailers. Ahold recognizes a sale and the profit thereon on the portion of the shopping center that is not leased back to the extent that (i) the property is sold for fair value and (ii) the risks and rewards of owning stores, which are not leased back to Ahold, have been fully transferred to the buyer. The leaseback of the Ahold store and any gain on the sale of the Ahold store is accounted for under the sale and leaseback criteria described above.

In some sale and leaseback arrangements, Ahold subleases the property to third parties (including franchisees) or maintains a form of continuing involvement in the property sold, such as earn-out provisions or obligations or options to repurchase the property. In such situations, the transaction generally does not qualify for sale-leaseback accounting, but rather is accounted for as a financing transaction. The carrying value of the asset remains on the balance sheet and the sale proceeds are recorded as a financing obligation. The financing obligation is amortized over the lease term, using either the effective interest rate or Ahold’s cost of debt rate, whichever is higher. Once Ahold’s continuing involvement ends, the sale is accounted for under the sale and leaseback criteria described above.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition, and is carried at cost less accumulated impairment losses. Goodwill on acquisitions of joint ventures and associates is included in the carrying amount of the investment.

For the purposes of impairment testing, goodwill is allocated to cash-generating units (or groups of cash-generating units) that represent the lowest level within the Company at which the goodwill is monitored for internal management purposes and that is not larger than a segment. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the cash-generating unit may be impaired. Goodwill on acquisitions of joint ventures and associates is assessed for impairment as part of the investment whenever there is an indication that the investment may be impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and its value in use. An impairment loss is allocated first to reduce the carrying amount of the goodwill and then to the other assets of the cash-generating unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On the partial or complete disposal of an operation, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Other intangible assets

Other intangible assets are stated at fair value determined at the date of acquisition of the related underlying business, or at cost if they are separately acquired or represent internally developed software.

Brand names and customer relationships acquired in business acquisitions are stated at fair value determined using an income approach. Direct costs related to the development of software for internal use are capitalized as intangible assets after technological feasibility has been established. All costs incurred prior to the establishment of technological feasibility, as well as all overhead, general and administrative and training costs, are expensed as incurred. Lease-related intangible assets, consisting primarily of favorable operating lease contracts acquired in business acquisitions, are measured at the present value of the amount by which the contract terms are favorable relative to market prices at the date of acquisition.

The estimated useful lives of other intangible assets are:

Brand names	indefinite
Customer relationships	7 – 10 years
Software	3 – 6 years
Lease-related intangibles	remaining duration of the lease
Other	5 – indefinite

The useful lives of brand names have been determined on the basis of factors such as the economic environment, the expected use of the asset and related assets or groups of assets and legal or other provisions that might limit the useful life. Based on this assessment, the useful life is determined to be indefinite, since there is no foreseeable limit to the period of time over which brand names are expected to contribute to the cash flows of the Company.

AHOLD ANNUAL REPORT 2006	65

Financial statements – Notes to the consolidated financial statements

Note 3

Ahold assesses on a quarterly basis whether there is any indication that other intangible assets may be impaired. Regardless of the existence of impairment indicators, brand names are tested for impairment at least annually.

Investments in joint ventures and associates

A joint venture is a contractual arrangement whereby Ahold and other parties undertake an economic activity that is subject to joint control. Joint control exists when strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control. Associates are entities over which Ahold has significant influence but not control, generally accompanying a shareholding of between 20 percent and 50 percent of the voting rights. Significant influence is the power to participate in the financial and operating policy decisions of the entity but is not control or joint control over those policies.

Joint ventures and associates are accounted for using the equity method. Under the equity method, investments in joint ventures and associates are measured at cost as adjusted for post-acquisition changes in Ahold’s share of the net assets of the investment (net of any accumulated impairment in the value of individual investments). Where necessary, adjustments are made to the financial statements of joint ventures and associates to ensure consistency with the accounting policies of the Company.

Unrealized gains on transactions between Ahold and its joint ventures and associates are eliminated to the extent of Ahold’s stake in these investments. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred.

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

The recoverable amount is the higher of an asset’s fair value less cost to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized in the consolidated statements of operations for the amount by which the asset’s (or cash-generating unit’s) carrying amount exceeds its recoverable amount.

In subsequent years, Ahold assesses whether indications exist that impairment losses previously recognized for non-current assets other than goodwill may no longer exist or may have decreased. If any such indication exists, the recoverable amount of that asset (or cash generating unit) is recalculated and its carrying amount is increased to the revised recoverable amount. The increase is recognized in operating income. A reversal is recognized only if it arises from a change in the assumptions used to calculate the recoverable amount. The increase in an asset’s (or cash-generating unit’s) carrying amount due to an impairment reversal is limited to the depreciated amount that would have been recognized had the original impairment not occurred.

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

Financial instruments

Financial assets and liabilities

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets expire or if the Company transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Financial liabilities are derecognized when the Company’s obligations specified in the contract expire or are discharged or cancelled. Regular way purchases and sales of financial assets are accounted for at settlement date, i.e., the date that the asset is delivered to or by the Company.

At initial recognition, management classifies its financial assets as (i) at fair value through profit or loss, (ii) loans and receivables or (iii) available for sale, depending on the purpose for which the financial assets were acquired. Financial assets are initially recognized at fair value. For instruments not classified as at fair value through profit or loss, any directly attributable transaction costs are initially recognized as part of the asset. Directly attributable transaction costs related to financial assets at fair value through profit or loss are expensed when incurred. Subsequent to initial recognition, financial assets are measured as described below.

The fair value of quoted investments are based on current bid prices. If the market for a financial asset is not active or if the financial asset represents an unlisted security, the Company establishes fair value using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis, making maximum use of market inputs. At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired.

66	AHOLD ANNUAL REPORT 2006

Note 3

Investments at fair value through profit or loss

Investments at fair value through profit or loss are those investments that are held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short-term. Derivatives are classified as held for trading unless they are designated as hedges. Financial instruments held for trading are measured at fair value and changes therein are recognized in the consolidated statements of operations.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method, less any impairment losses. They are included in current assets, except for loans and receivables with maturities greater than 12 months after the balance sheet date.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are measured at fair value based on quoted market prices and are included in non-current assets unless management intends to dispose of the investment within 12 months after the balance sheet date.

Loans and short-term borrowings

Loans and short-term borrowings are recognized initially at fair value, net of transaction costs incurred. Loans and short-term borrowings are subsequently stated at amortized cost, unless they are designated as fair value hedges. Any difference between the proceeds and redemption value is recognized in the consolidated statements of operations over the period of the loans and short-term borrowings using the effective interest method. Loans are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Derivative financial instruments

All derivative financial instruments are recognized initially on a settlement date basis and subsequently remeasured at fair value. Gains and losses resulting from the fair value remeasurement are recognized in the consolidated statement of operations as fair value gains (losses) on financial instruments, unless the derivative qualifies and is effective as a hedging instrument in a designated hedging relationship. In order for a derivative financial instrument to qualify as a hedging instrument for accounting purposes, the Company must document (i) its assessment, both at hedge inception and on an ongoing basis, of whether the derivative that is used in the hedging transaction is highly effective in offsetting changes in fair values or cash flows of hedged items and (ii) at the inception of the transaction, the relationship between the hedging instrument and the hedged item, as well as its risk management objectives and strategy for undertaking various hedging transactions. Derivatives that are designated as hedges are accounted for as either cash flow hedges or fair value hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized initially in the cash flow hedging reserve, a separate component of group equity. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of operations. Amounts accumulated in equity are reclassified into the consolidated statement of operations in the same period in which the related exposure impacts the consolidated statement of operations. When a cash flow hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in group equity at that time remains in group equity and is recognized when the forecasted transaction is ultimately recognized in the statement of operations. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss existing in group equity is immediately recognized in the consolidated statements of operations.

Fair value changes of derivative instruments that qualify for fair value hedge accounting treatment are recognized for the hedged risk in the consolidated statement of operations in the periods in which they arise, together with any changes in fair value of the hedged asset or liability. If the hedging instrument no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortized in the consolidated statements of operations over the remaining period to maturity of the hedged item.

Equity

Equity instruments issued by the Company are recorded at the proceeds received. Incremental costs that are directly attributable to issuing or buying back own equity instruments are recognized directly in equity, net of the related tax.

Cumulative preferred financing shares

Cumulative preferred financing shares for which dividend payments are not at the discretion of the Company are classified as non-current financial liabilities and are stated at amortized cost. The dividends on these cumulative preferred financing shares are recognized as interest expense in the consolidated statements of operations, using the effective interest method. From the date that Ahold receives irrevocable notification from a holder of preferred financing shares to convert these shares into common shares, the preferred financing shares are classified as a separate class of equity.

AHOLD ANNUAL REPORT 2006	67

Financial statements – Notes to the consolidated financial statements

Note 3

Pension and other post-employment benefits

The net assets and net liabilities recognized in the consolidated balance sheets for defined benefit plans represent the present value of the defined benefit obligations, less the fair value of plan assets, adjusted for unrecognized actuarial gains or losses and unamortized past service costs. Any net asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

The defined benefit obligation is actuarially calculated at least annually on the balance sheet date using the projected unit credit method. The present value of the defined benefit obligations is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds denominated in the currency in which the benefits will be paid, and that have an average duration similar to the expected duration of the related pension liabilities. Actuarial gains and losses are recognized using the corridor approach. Under this approach, if, for a specific plan, the net unrecognized actuarial gains and losses at the balance sheet date exceed the greater of 10 percent of the fair value of the plan assets and 10 percent of the defined benefit obligation, the excess is taken into account in determining net periodic expense for the subsequent period. The amount then expensed in the subsequent period is the excess divided by the expected remaining average working lives of employees covered by that plan at the balance sheet date. Past service costs are recognized immediately to the extent that the associated benefits are already vested, and are otherwise amortized on a straight-line basis over the average period until the associated benefits become vested. Results from curtailments or settlements, including the related portion of net unrecognized actuarial gains and losses, are recognized immediately.

Post-employment benefits provided through industry multi-employer plans, managed by third parties, are generally accounted for under defined contribution criteria, whereby the annual expense typically equals the contributions paid to the plan related to that year.

For other long-term employee benefits, such as long-service awards, provisions are recognized on the basis of discount rates and other estimates that are consistent with the estimates used for the defined benefit obligations. For these provisions the corridor approach is not applied and all actuarial gains and losses are recognized in the consolidated statements of operations immediately.

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

Restructuring provisions are recognized when the Company has approved a detailed formal restructuring plan, and the restructuring either has commenced or has been announced to those affected by it. Onerous contract provisions are measured at the amount by which the unavoidable costs to fulfill agreements exceeds the expected benefits from such agreements. The self-insurance program liabilities are recorded based on claims filed and an estimate of claims incurred but not yet reported. The provision includes expenses incurred in the claim settlement process that can be directly associated with specific claims. Other expenses incurred in the claim settlement process are expensed when incurred. The Company’s estimate of the required liability of such claims is recorded on a discounted basis, utilizing an actuarial method, which is based upon various assumptions that include, but are not limited to, historical loss experience, projected loss development factors and actual payroll costs.

New accounting policies not yet effective for 2006

In 2005, the IASB issued an amendment to IAS 1 “Presentation of Financial Statements” (“IAS 1”). The amendment introduces requirements for all entities to disclose (i) the entity’s objectives, policies and processes for managing capital, (ii) quantitative data about what the entity regards as capital, (iii) whether the entity has complied with any capital requirements and (iv) if it has not complied, the consequences of such non-compliance. The amendment to IAS 1 is effective for annual periods beginning on or after January 1, 2007 and has not been early adopted by Ahold. As the amendment to IAS 1 includes disclosure requirements only, its adoption will not have an impact on Ahold’s financial results or position.

In 2005, the IASB issued IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”). IFRS 7 introduces new requirements with respect to the information on financial instruments that is given in entities’ financial statements. IFRS 7 is effective for annual periods beginning on or after January 1, 2007. As IFRS 7 includes disclosure requirements only, its adoption will not have an impact on Ahold’s financial results or position.

In 2006, the IASB issued IFRS 8 “Operating Segments,” which sets out requirements for disclosure of information about an entity’s operating segments. IFRS 8 replaces IAS 14 “Segment Reporting” and achieves convergence with the US GAAP standard on segment reporting, except for minor differences. IFRS 8 is effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. Ahold has not early adopted IFRS 8. As IFRS 8 includes disclosure requirements only, its adoption will not have an impact on Ahold’s financial results or position.

68	AHOLD ANNUAL REPORT 2006

Note 4

4 Acquisitions

2006 Acquisitions

Clemens

On October 30, 2006 Ahold completed the acquisition of 14 stores from Clemens Market Inc., of which 13 were subsequently converted to Giant Food Stores while one store continued to be operated under the existing Foodsource banner.

The allocation of the net assets acquired and the goodwill arising at the acquisition date is as follows:

Fair value
Non-current assets	17
Current assets	6
Non-current liabilities	(2)
Current liabilities	(2)
Net assets acquired	19

Goodwill	46
Total purchase consideration	65

The acquired stores contributed EUR 30 to Ahold’s consolidated net sales and EUR (3) to Ahold’s consolidated net income from October 30, 2006 to December 31, 2006. The goodwill is attributable to Giant-Carlisle.

Konmar

On May 31, 2006, Ahold entered into a purchase agreement with Laurus for the acquisition of 29 Konmar stores. On November 14, Ahold completed the acquisition of 27 stores. Of these 27 stores, 21 stores are operated by Albert Heijn, while six stores were transferred to and are operated by Schuitema. The remaining two stores are expected to be transferred to Albert Heijn upon the fulfillment of certain contractual conditions, which is expected in the first half of 2007.

The allocation of the net assets acquired and the goodwill arising at the acquisition date is as follows:

Fair value
Non-current assets	9
Current assets	6
Non-current liabilities	(3)
Current liabilities	–
Net assets acquired	12

Goodwill	89
Total purchase consideration	101

The acquired stores contributed EUR 31 to Ahold’s consolidated net sales and EUR (6) to Ahold’s consolidated net income from November 14, 2006 to December 31, 2006. The goodwill is attributable to Albert Heijn (EUR 79) and Schuitema (EUR 10).

Others

In 2006, Ahold completed several other acquisitions that were insignificant both individually and in the aggregate. All acquisitions have been accounted for by the purchase method of accounting.

2005 Acquisitions

Julius Meinl

In December 2005, Ahold completed the acquisition of 58 stores in the Czech Republic from Julius Meinl a.s. for a total purchase consideration of EUR 32. Goodwill amounted to EUR 20 and is attributable to Ahold Czech Republic.

2004 Acquisitions

ICA

In November 2004, Ahold increased its stake in ICA from 50 percent to 60 percent, for a net purchase consideration of EUR 492, by acquiring a 20 percent stake in ICA and subsequently selling a 10 percent stake in ICA to its joint-venture partner Hakon Invest AB (“HIAB”). Goodwill amounting to EUR 10 was recognized as a result of Ahold’s 10 percent net increase in its stake in ICA.

AHOLD ANNUAL REPORT 2006	69

Financial statements – Notes to the consolidated financial statements

Note 5

5 Segment reporting

Ahold’s retail and foodservice operations are presented in nine business segments. In addition, Ahold’s Group Support Office is presented separately. As of 2006, Ahold’s self-insurance subsidiaries in the United States have been included in Group Support Office, whereas previously they were included in the Stop & Shop/Giant-Landover segment. Prior period segment information presented for comparative purposes has been adjusted accordingly. The accounting policies used for the segments are the same as the accounting policies used for the consolidated financial statements as described in Note 3.

Segment	Significant operations in the segment
Retail
Stop & Shop/Giant-Landover Arena	Stop & Shop, Giant-Landover and Peapod
Giant-Carlisle/Tops Arena	Giant-Carlisle and Tops
BI-LO/Bruno’s Arena	BI-LO and Bruno’s1
Albert Heijn Arena	Albert Heijn, Etos, Gall & Gall and Ahold Coffee Company
Central Europe Arena	Czech Republic, Poland[2] and Slovakia
Schuitema	Schuitema (73.2%)
Other retail	Spain[1], Asia[1], South America[1] and the unconsolidated joint ventures and associates ICA (60%)[3], JMR (49%)[2], Bodegas Williams & Humbert (“W&H”) (50%)[1] and Paiz Ahold (50%)[1]

Foodservice
U.S. Foodservice	U.S. Foodservice
Deli XL	Deli XL1

Group Support Office (“GSO”)	Corporate staff (the Netherlands, Switzerland and the United States)

1	Divested, as further disclosed in Notes 12 and 18.
2	Classified as held for sale and discontinued operation, as further disclosed in Notes 12 and 18.
3	Ahold increased its stake in ICA from 50 percent to 60 percent effective November 5, 2004.

Ahold operates in the following geographical regions, identified on the basis of the location of the customers:

Geographical segment	Significant operations included in the geographical segment
United States	Stop & Shop, Giant-Landover, Peapod, Giant-Carlisle, Tops, BI-LO1, Bruno’s1, U.S. Foodservice and Corporate Staff (United States)
Europe

  Albert Heijn, Etos, Gall & Gall, Ahold Coffee Company, Deli XL1, Czech Republic, Poland,

  Slovakia, Schuitema, Spain[1], Corporate Staff (the Netherlands and Switzerland) and the unconsolidated joint ventures and associates ICA (60%), JMR (49%) and W&H (50%)[1]

Other	Asia[1], South America[1] and Paiz Ahold[1]

1	Divested, to the extent disclosed in Note 12.

70	AHOLD ANNUAL REPORT 2006

Note 5

	2006		2005		2004
Net Sales	Excluding intersegment sales	Including intersegment sales	Excluding intersegment sales	Including intersegment sales	Excluding intersegment sales	Including intersegment sales
Stop & Shop/Giant-Landover Arena	13,089	13,549	13,161	13,648	12,949	13,757
Giant-Carlisle/Tops Arena	4,778	4,778	4,989	4,989	5,209	5,209
Albert Heijn Arena	7,136	7,152	6,585	6,605	6,418	6,434
Central Europe Arena	1,385	1,385	1,244	1,244	1,113	1,113
Schuitema	3,184	3,184	3,128	3,128	3,181	3,181
Total retail	29,572	30,048	29,107	29,614	28,870	29,694
U.S. Foodservice	15,300	15,323	14,872	14,898	15,170	15,199
Group Support Office	–	–	–	14	–	13
Intersegment sales	–	(499)	–	(547)	–	(866)
Ahold Group	44,872	44,872	43,979	43,979	44,040	44,040
Region
United States	33,167		33,022		33,328
Europe	11,705		10,957		10,712
Ahold Group	44,872		43,979		44,040

Operating income	2006	2005	2004
Stop & Shop/Giant-Landover Arena	670	686	665
Giant-Carlisle/Tops Arena	51	72	114
Albert Heijn Arena	411	288	317
Central Europe Arena	(55)	(20)	10
Schuitema	74	95	67
Total retail	1,151	1,121	1,173
U.S. Foodservice	258	86	54
Group Support Office[1]	(116)	(954)	(260)
Operating income Ahold Group	1,293	253	967
Net financial expense[2]	(518)	(650)	(270)
Share in income of joint ventures and associates[3]	152	118	104
Income (loss) before income taxes	927	(279)	801
Income taxes	(91)	214	(140)
Income (loss) from continuing operations	836	(65)	661
Income from discontinued operations[4]	79	211	222
Net income	915	146	883
1	Operating income of the GSO in 2005 includes the settlement of the Securities Class Action (EUR 803), see Note 34.
2	Net financial expense in 2004 includes the gain from the ICA put option (EUR 379), see Note 10.
3	Mainly relates to Ahold’s stake in ICA (Other retail).
4	For segment disclosure of income from discontinued operations, see Note 12.

AHOLD ANNUAL REPORT 2006	71

Financial statements – Notes to the consolidated financial statements

Note 5

	2006		2005
Assets and liabilities related to operations (including intersegment balances)	Assets	Liabilities	Assets	Liabilities
Stop & Shop/Giant-Landover Arena	5,456	1,590	5,927	1,712
Giant-Carlisle/Tops Arena	1,437	512	1,528	548
Albert Heijn Arena	1,912	1,361	1,641	1,232
Central Europe Arena	726	313	969	428
Schuitema	801	319	759	312
Other retail	773	–	758	–
Total retail	11,105	4,095	11,582	4,232
U.S. Foodservice	4,801	1,102	5,405	1,408
Group Support Office	1,503	1,245	2,163	1,873
Intersegment balances	(458)	(458)	(432)	(432)
Assets/liabilities related to operations	16,951	5,984	18,718	7,081
Derivative financial instruments	324	193	286	206
Deferred and current income taxes	697	105	831	62
Short-term borrowings	–	56	–	597
Loans	–	4,650	–	5,123
Finance lease liabilities	–	1,277	–	1,362
Cumulative preferred financing shares	–	497	–	666
Dividend and interest payable	–	184	–	184
Assets/liabilities continuing operations	17,972	12,946	19,835	15,281
Central Europe Arena (Poland)	252	184	–	–
Other retail (JMR)	161	–	–	–
Unallocated	57	42	123	16
Assets held for sale and related liabilities	470	226	123	16
Ahold Group	18,442	13,172	19,958	15,297
Region
United States	11,536	3,643	12,958	4,107
Europe	5,396	2,358	5,783	3,022
Other	39	3	40	15
Intersegment balances	(20)	(20)	(63)	(63)
Ahold Group – assets/liabilities related to operations	16,951	5,984	18,718	7,081

Capital expenditures (property, plant and equipment, investment property, goodwill and other intangible assets)			2006	2005
Stop & Shop/Giant-Landover Arena			607	554
Giant-Carlisle/Tops Arena			288	204
Albert Heijn Arena			312	175
Central Europe Arena			84	162
Schuitema			98	82
Total retail			1,389	1,177
U.S. Foodservice			137	218
Group Support Office			4	9
Ahold Group			1,530	1,404

Region
United States			1,031	976
Europe			499	428
Ahold Group			1,530	1,404

72	AHOLD ANNUAL REPORT 2006

Note 5

Depreciation and amortization of property, plant and equipment, investment property and other intangible assets	2006	2005	2004
Stop & Shop/Giant-Landover Arena	418	434	445
Giant-Carlisle/Tops Arena	122	125	142
Albert Heijn Arena	136	138	140
Central Europe Arena	58	51	40
Schuitema	56	53	46
Total retail	790	801	813

U.S. Foodservice	128	113	112

Group Support Office	2	10	18
Ahold Group	920	924	943

Additional segment information

Significant non-cash expenses, other than depreciation, amortization and impairment losses and reversals that were included in segment expense and deducted in measuring segment result were as follows:

	Segment	2006	2005	2004
Share-based compensation	GSO	21	24	18
Settlement Securities Class Action	GSO	–	803	–

Average number of employees in full-time equivalents[1]	2006	2005	2004
Stop & Shop/Giant-Landover Arena	60,314	60,333	61,826
Giant-Carlisle/Tops Arena	24,501	25,886	28,278
BI-LO/Bruno’s Arena	–	1,197	23,882
Albert Heijn Arena	22,076	22,350	23,087
Central Europe Arena	23,789	22,656	24,343
Schuitema	4,975	4,997	5,222
Other retail	–	998	33,256
Total retail	135,655	138,417	199,894

U.S. Foodservice	27,630	28,286	28,658
Deli XL	–	1,284	1,869
Total foodservice	27,630	29,570	30,527

Group Support Office	581	581	582
Ahold Group	163,866	168,568	231,003

Region
United States	112,668	115,958	142,916
Europe	51,198	51, 612	66,813
Other	–	998	21,274
Ahold Group	163,866	168,568	231,003

1	Consolidated, excluding joint ventures and associates, including discontinued operations.

The Company’s management reviews the full financial position and results of operations of its joint venture ICA (Other retail). The additional information with respect to ICA (on a 100 percent basis), as presented below, represents amounts that are not consolidated in the Company’s consolidated financial statements since the stake in ICA is accounted for under the equity method, as described in Note 3.

Segment information joint ventures and associates – Other retail (ICA)	2006	2005	2004
Net sales	7,285	7,095	7,582
Operating income	250	227	193
Assets related to operations	3,859	3,476	3,458
Liabilities related to operations	1,097	937	964
Investments	651	304	488
Depreciation and amortization	131	126	124
Average number of employees in Full-Time Equivalents	11,698	11,556	18,781

AHOLD ANNUAL REPORT 2006	73

Financial statements – Notes to the consolidated financial statements

Notes 6, 7, 8

6  Net sales

	2006	2005	2004
Sales to retail customers	25,481	25,116	25,009
Sales to wholesale customers	15,300	14,872	15,183
Sales to franchisees and franchisee fees	3,655	3,515	3,502
Internet sales	295	252	200
Other sales	141	224	146
Net sales	44,872	43,979	44,040

7 Expenses by nature
	2006	2005	2004
Cost of product	33,338	32,696	32,817
Employee benefit expenses	5,689	5,749	5,766
Other store expenses	2,223	2,085	1,982
Depreciation, amortization and impairments	974	1,048	1,170
Rent expense	644	619	638
Settlement Securities Class Action	–	803	–
Other expenses	711	726	700
Total expenses	43,579	43,726	43,073

For disclosure on total expenses of discontinued operations, see Note 12. For information on the settlement in the Securities Class Action in 2005, see Note 34.

8 Directors’ remuneration

Employment contracts with the individual Corporate Executive Board members

Amounts in the discussion below are in thousands of EUR or USD, unless otherwise indicated.

Anders Moberg

The Company’s employment agreement with Anders Moberg, dated October 14, 2003, provides for a base salary of EUR 1,500 per year, participation in the annual cash incentive plan, as well as participation in the Company’s equity based long-term incentive program (“Global Reward Opportunity” or “GRO”) (see Note 9). The at-target payout under the annual cash incentive plan is 142.5 percent of the base salary and is capped at 250 percent in case of extraordinary performance.

The remuneration of Anders Moberg differs from the Company’s remuneration policy with regard to base salary and the annual cash incentive plan because of pre-existing contractual arrangements. In addition to participation in the regular equity program (GRO), Anders Moberg participates in the Company’s one-off 2004–2006 Performance Share Grant plan (see Note 9). Unless Anders Moberg’s employment agreement is otherwise terminated, he will be eligible for reappointment in 2008. Anders Moberg’s severance arrangement will be negotiated if and when this employment agreement is terminated by the Company other than for cause. Anders Moberg’s employment agreement may be terminated by the Company with a notice period of 12 months and by Anders Moberg with a notice period of six months. Anders Moberg does not participate in any of the Company’s pension plans; instead he receives the employer pension contributions, which amount to approximately EUR 83 per year.

74	AHOLD ANNUAL REPORT 2006

Note 8

John Rishton

The Company’s employment agreement with John Rishton, dated September 14, 2005, provides for a base salary of EUR 725 per year, participation in the annual cash incentive plan, as well as participation in the Company’s equity based long-term incentive program (GRO) (see Note 9). The at-target payout under the annual cash incentive plan is 100 percent of the base salary and is capped at 125 percent in case of extraordinary performance. On the starting date of his employment, John Rishton was granted 100,000 Ahold shares to compensate the loss of long-term perquisites from his previous employer. The vesting of these shares is conditional upon three years employment. John Rishton’s grant of shares will vest immediately in the event that his employment agreement is terminated within the three-year vesting period. Unless his employment agreement is otherwise terminated, he will be eligible for reappointment in 2010. In the event that he is not reappointed, the employment agreement terminates and John Rishton is entitled to a severance payment corresponding to one year’s base salary. In the event the Company terminates John Rishton’s employment agreement for reasons other than cause, John Rishton is entitled to a severance payment equal to one year’s base salary. John Rishton’s employment agreement may be terminated by the Company with a notice period of 12 months and by John Rishton with a notice period of six months. John Rishton is offered the same pension plan available to all other participants in the Netherlands.

Peter Wakkie

The Company’s employment agreement with Peter Wakkie, dated October 9, 2003, provides for a base salary of EUR 600 per year (as of the year 2006), participation in the annual cash incentive plan, as well as participation in the Company’s equity based long-term incentive program (GRO) (see Note 9). The at-target payout under the annual cash incentive plan is 100 percent of the base salary and is capped at 125 percent in case of extraordinary performance. In addition to participation in the regular equity program (GRO), Peter Wakkie participates in the Company’s one-off 2004–2006 Performance Share Grant plan (see Note 9). Unless Peter Wakkie’s employment agreement is otherwise terminated, he will retire in 2008. Peter Wakkie’s employment agreement does not include any severance arrangement and the agreement may be terminated with a notice period of three months by either Peter Wakkie or the Company. For Peter Wakkie the old pension plan remains in place.

Remuneration

Amounts in the table below represent the remuneration for Corporate Executive Board members for the period they were part of the Corporate Executive Board, either as member or acting member.

EUR in thousands	Base salary	Bonuses[1]	Share- based compen- sation[2]	Pensions[3]	Accrued termination benefits	Other[4]	Total 2006	Total 2005	Total 2004
A.C. Moberg	1,500	1,689	437	–	–	122	3,748	3,368	3,753
J. Rishton	725	573	704	201	–	133	2,336	–	–
P.N. Wakkie	600	474	338	315	–	15	1,742	1,559	1,619
H. Ryöppönen (resigned from the Board effective August 31, 2005)	–	–	–	–	–	–	–	583	2,662
M.P.M. de Raad (resigned from the Board effective January 7, 2005)	–	–	–	–	–	–	–	19	2,504	[5]
W.J. Grize (resigned from the Board effective December 31, 2004)	–	–	–	–	–	–	–	–	2,588	[6]
J.G. Andreae (resigned from the Board effective February 23, 2004)	–	–	–	–	–	–	–	–	202
Total	2,825	2,736	1,479	516	–	270	7,826	5,529	13,328

1	Bonuses represent accrued bonuses to be paid in the following year.
2	The amounts included in the table for share-based compensation represent the share-based compensation expense calculated under IFRS 2 related to the grants to Corporate Executive Board members. The fair value of share-based compensation grants is expensed on a straight-line basis over the vesting period of the grants. The 2006 expenses include EUR 294 and EUR 221 for Anders Moberg and Peter Wakkie, respectively, related to the 2004–2006 PSG plan. The PSG plan ended on December 31, 2006 and based on the relative Total Shareholder Return performance no shares have vested under this plan. For John Rishton, the fair value of the 100,000 Ahold shares granted to him on the starting date of his employment is included. For more information on share-based compensation programs, see Note 9.
3	Pension costs are the total net periodic pension costs.
4	“Other” mainly includes representation allowances, employer’s contributions to social security plans, relocation expenses, allowances for private medical insurance and benefits in kind such as tax advice and medical expenses. Anders Moberg received a contractually agreed allowance of EUR 83 for pensions in lieu of participation in a pension plan.
5	Includes a termination benefit of EUR 637 that Theo de Raad received at the date of his retirement and a single pension premium payment of EUR 323 related to his retirement.
6	Includes a termination benefit of EUR 880 (USD 1,195) that Bill Grize received at the date of his retirement.

AHOLD ANNUAL REPORT 2006	75

Financial statements – Notes to the consolidated financial statements

Notes 8, 9

Shares and other interests in Ahold

As of December 31, 2006, Corporate Executive Board members held the following shares and other interests in Ahold:

Common shares
A.C. Moberg	400,000
P.N. Wakkie	7,500
Total	407,500

On the starting date of his employment, John Rishton was granted 100,000 Ahold shares, which he will receive after three years employment. John Rishton’s grant of shares will vest immediately in the event that his employment agreement is terminated within the three-year vesting period.

As of December 31, 2006, René Dahan held 140,000 Ahold shares. None of the other Supervisory Board members held Ahold shares.

Remuneration of the Supervisory Board members

EUR in thousands	2006	2005	2004
R. Dahan (appointed in 2004)	73	70	28
J. Hommen (appointed in 2003)	83	71	47
K.M.A. de Segundo (appointed in 2004)	72	67	25
D.C. Doijer (appointed in 2005)	66	49	–
M. Hart (appointed in 2005)	64	43	–
S.M. Shern (appointed in 2005)	83	57	–
J. Sprieser (appointed in 2006)	68	–	–
B. Hoogendoorn (appointed and resigned in 2005)	–	24	–
Dr. C.P. Schneider (resigned in 2005)	–	14	38
L.J.R. de Vink (resigned in 2005)	–	18	47
K. Vuursteen (resigned in 2005)	–	14	50
R. Fahlin (resigned in 2004)	–	–	20
M. Perry (resigned in 2004)	–	–	16
R.G. Tobin (resigned in 2004)	–	–	16
Total	509	427	287

Compensation of other key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company recognized the following expenses for consideration paid, payable or provided to other key management personnel (i.e., not members of the Corporate Executive Board or Supervisory Board), in exchange for services rendered to the Company:

EUR in thousands	2006	2005	2004
Short-term employee benefits (mainly salaries, bonuses and social security contributions)	6,611	5,611	4,648
Post-employment benefits (pensions and other post-employment benefits)	380	990	642
Share-based compensation expenses	1,140	788	2,872
Termination benefits	–	570	–
Other long-term benefits	–	–	–
Total	8,131	7,959	8,162

9 Share-based compensation

In 2006 Ahold had two main share-based compensation programs: (a) conditional share grant program (the Global Reward Opportunity Program “GRO” and (b) a one-off performance share grant plan (“PSG”). Due to contractual obligations, a very limited number of employees were granted options under the 2005 option plan rules. Furthermore, restricted shares are incidentally granted to employees as part of their remuneration. In principle, plan rules will not be altered during the term of the plans. Total share-based compensation expenses, which are fully recognized in the Group Support Office segment, were as follows:

	2006	2005	2004
GRO program	9	–	–
Share option plans	8	17	11
2004–2006 Performance Share Grant	3	7	7
Granted shares	1	1	5
Total share-based compensation expenses	21	25	23

Total compensation cost related to non vested options and conditional shares not yet recognized at December 31, 2006 is EUR 52, which is expected to be recognized over a weighted average period of 2.89 years.

The Company does not hold any of its own shares to cover the share-based compensation programs, as it is the Company’s current policy to issue new shares for these programs.

76	AHOLD ANNUAL REPORT 2006

Note 9

Conditional share grant program (Global Reward Opportunity, GRO)

Main characteristics

Under the GRO program, introduced in 2006, Ahold shares are granted through a mid-term (three-year) and a long-term (five-year) program. The number of conditional shares to be granted depends on the at-target value, the annual incentive multiplier of the preceding year and the average share price for six months preceding the date of the grant. The conditional shares granted under the mid-term component vest after three years continued employment. The Corporate Executive Board members are not allowed to sell these shares within a period of five years from the grant date. However, the Corporate Executive Board members are allowed to sell part of the shares to finance tax due at the date of vesting. The conditional shares granted through the long-term component will vest after a performance period of five years. During this five-year period, performance will be measured using the Total Shareholder Return (“TSR”, share price growth and dividends) of the peer group (refer to “Remuneration” section of this Annual Report for the composition of the peer group). The table below indicates the percentage of conditional shares that could vest based on the ranking of the Company within the peer group:

Rank	1	2	3	4	5	6	7	8	9	10	11	12
Corporate Executive Board	150%	130%	110%	90%	70%	50%	25%	0%	0%	0%	0%	0%
Other participants	150%	135%	120%	105%	90%	75%	60%	45%	30%	15%	7.5%	0%

For participants in the program other than the Corporate Executive Board members, the mid-term component of the program contains a matching feature. For every five shares a participant holds for an additional two years after the vesting date, the participant will receive one additional share.

Upon termination of employment due to retirement, disability or death, participants are allowed to stay in the plan but will not receive any new grants. Upon termination of employment without cause (e.g., reorganization or divestiture), a pro rata part of the granted shares will vest on the date of termination of employment.

The following table summarizes the status of the GRO program during 2006:

	Non vested at beginning of 2006	Granted	Forfeited	Vested	Non vested at the end of 2006
A.C. Moberg
Three-year component	–	32,516	–	–	32,516
Five-year component	–	32,516	–	–	32,516
J. Rishton
Three-year component	–	34,924	–	–	34,924
Five-year component	–	34,924	–	–	34,924
P.N. Wakkie
Three-year component	–	29,987	–	–	29,987
Five-year component	–	29,987	–	–	29,987
Other participants
Three-year component	–	5,035,393	180,834	10,975	4,843,584
Five-year component	–	5,035,393	189,843	1,966	4,843,584
Total number of shares	–	10,265,640	370,677	12,941	9,882,022

Valuation model and input variables

The weighted average fair value of the conditional shares granted in 2006 amounted to EUR 6.35 per share for the three-year component (based on the share price on the measurement date) and EUR 6.39 per share for the five-year component (determined using a Monte Carlo simulation model). The most important assumptions used in the valuation were as follows:

Weighted average assumptions	2006
Risk-free interest rate	3.8%
Volatility	37.0%
Assumed annual forfeitures	6.0%
Assumed dividend yield	0.6%

Expected volatility has been determined as the average of the implied volatility and the historical volatility, whereby the extraordinarily volatile month after February 24, 2003 has been excluded.

AHOLD ANNUAL REPORT 2006	77

Financial statements – Notes to the consolidated financial statements

Note 9

Conditional share option plans

Main characteristics

In 2005 Ahold had one global share option plan with a uniform set of rules and conditions (the “2005 Plan”) for all participants, except members of the Corporate Executive Board. The term of the 2005 share options is eight years and the exercise of these options is conditional upon continued employment during a three-year vesting period. Upon termination of employment, share options that have vested can be exercised during four weeks after termination and are forfeited thereafter, while share options that have not vested will be forfeited immediately. In 2005, share options were granted on the first Monday in April and the exercise price of each share option equaled the closing market price of Ahold’s common shares on the last trading day prior to the grant date. A separate plan applies to members of the Corporate Executive Board. The share option grant made in 2005 to members of the Corporate Executive Board is subject to a performance criterion at vesting, being the average economic value-added improvement versus targeted improvement over the three financial years prior to vesting. The vested number of options will range from 80 percent to 120 percent of the targeted number of options depending on performance against the vesting criteria. When performance against the vesting criteria is below 80 percent of target, zero options will vest. Other characteristics of the plan are the same as for the 2005 Plan described above.

Until January 2, 2005 Ahold had three share option plans (the Dutch, U.S. and International Share Option Plans (collectively the “Plans”)). Under these Plans, participants were granted share options with either a five- or 10-year term, generally exercisable after three years. Share options were granted on the first business day of each year and the exercise price of each share option equaled the closing market price of Ahold’s common shares on the last trading day prior to the grant date. Upon termination of employment, all share options granted under the Dutch Plan can be exercised within four weeks after termination and are forfeited thereafter. Share options granted under the U.S. and International Plan can, upon termination of employment, be exercised within four weeks after termination provided they have vested and are forfeited thereafter, while share options that have not vested will be forfeited immediately.

Under all option plans, upon termination of employment due to retirement, disability or death all share options are exercisable during their relevant exercise periods.

The following table summarizes the status of the share option plans during 2006. After the introduction of GRO, options were discontinued as a remuneration component.

Description of grant	Outstanding at beginning of 2006	Granted during 2006	Exercised during 2006	Forfeited during 2006	Expired during 2006	Outstanding at the end of year	Exercise price	Expiration date
A.C. Moberg:
Five-year 2003 grant[1]	500,000	–	–	–	–	500,000	5.20	05/04/2008
Five-year 2004 grant	50,625	–	–	–	–	50,625	5.83	12/28/2008
Five-year 2005 grant[2]	60,750	–	–	–	–	60,750	6.36	04/03/2010
10-year 2003 grant[1]	500,000	–	–	–	–	500,000	5.20	05/04/2013
10-year 2004 grant	50,625	–	–	–	–	50,625	5.83	12/28/2013
10-year 2005 grant[2]	60,750	–	–	–	–	60,750	6.36	04/03/2015

P.N. Wakkie:
Five-year 2005 grant[2]	45,000	–	–	–	–	45,000	6.36	04/03/2010
10-year 2005 grant[2]	45,000	–	–	–	–	45,000	6.36	04/03/2015
Subtotal Corporate Executive Board members	1,312,750	–	–	–	–	1,312,750

Weighted average exercise price	5.44	–	–	–	–	5.44

Other employees
Five-year	11,384,435	67,500	108,284	760,272	3,848,413	6,734,966	8.64
Eight-year	9,394,967	–	195,715	606,177	–	8,593,075	6.36
10-year	10,097,546	67,500	56,098	508,098	366,749	9,234,101	18.22
Subtotal other employees	30,876,948	135,000	360,097	1,874,547	4,215,162	24,562,142	11.44
Total options[3]	32,189,698	135,000	360,097	1,874,547	4,215,162	25,874,892	11.14
Weighted average exercise price		6.46	6.12	14.83	31.07	11.14

Weighted average share price at date of exercise			7.30

1	Special grant effective May 5, 2003.
2	This represents the maximum (120 percent-level) number of options.
3	The number of outstanding options at the beginning of 2006 has been adjusted by 1,487,950 options. These options were erroneously reported as forfeited in prior years, as a result of clerical errors.

78	AHOLD ANNUAL REPORT 2006

Note 9

The following table summarizes information about the outstanding share options for all employees at December 31, 2006:

Range of exercise prices EUR	Number outstanding at December 31, 2006	Weighted average exercise price	Weighted average remaining contractual years	Number exercisable at December 31, 2006	Weighted average exercise price	Weighted average remaining contractual years
5.20–11.65	21,979,543	7.56	4.76	12,859,968	8.41	3.72
15.18–22.17	396,272	22.17	0.99	396,272	22.17	0.99
25.38–29.39	539,975	29.15	3.03	539,975	29.15	3.03
30.26–34.36	2,959,102	32.98	4.13	2,959,102	32.98	4.13
Total	25,874,892			16,755,317

The aggregate intrinsic value of options exercisable at December 31, 2006 amounts to EUR 16.

Valuation model and input variables

The weighted average fair value of the share options granted in 2005 and 2004 amounts to EUR 2.30 and EUR 2.12 respectively. These fair values were calculated using the Black-Scholes-Merton formula and the following assumptions:

Weighted average assumptions	2005	2004
Expected life of the option (years):
Five-year options	4.0	4.0
Eight-year options	5.5	–
10-year options	6.0	6.0
Interest rate	3.0%	3.5%
Volatility	43.0%	45.0%
Assumed annual forfeitures	5.0%	5.0%
Assumed dividend yield	2.0%	2.0%

The effects of expected early exercise have been incorporated into the calculation by using an expected life of the share option that is shorter than the contractual life. Expected volatility has been determined based on historical volatilities, whereby the extraordinarily volatile month after February 24, 2003 has been excluded.

2004–2006 Performance Share Grant

Main characteristics

Effective January 2004 Ahold launched a one-off share bonus plan for a limited number of employees, the 2004–2006 Ahold Performance Share Grant Plan (the “PSG” plan). This is a performance-related share grant plan based on the development of Ahold’s Total Shareholder

Return (“TSR”) benchmarked against the TSR development of a selected group of 10 companies (including Ahold) with the same core activities as Ahold. The peer group consists of the following companies: Sysco Corporation, Wal-Mart Stores, Inc., Safeway Inc., Delhaize Group, The Kroger Co., Casino S.A., Metro A.G., Carrefour S.A. and Tesco PLC. TSR development is measured over the 2004–2006 period. The starting value of each of the share prices of the peer group is defined as the average share price for the last six months of 2003. The ending value is defined as the average share price for the last six months of 2006, with dividends added. The PSG plan ended on December 31, 2006 and based on the relative TSR performance, Ahold ranked 7th in the peer group. As a consequence no shares have vested under this plan.

Valuation model and input variables

The fair value of the 2004–2006 Performance Share Grant has been calculated using a Monte Carlo simulation model. The most important inputs are the historical volatilities in the share price of each of the shares of the peer group companies between January 1, 2001 and December 31, 2003. The fair value resulting from the Monte Carlo simulation, adjusted for forfeitures, has been recognized ratably over the three-year period of the plan.

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

AHOLD ANNUAL REPORT 2006	79

Financial statements – Notes to the consolidated financial statements

Notes 10, 11

10 Financial expense

	2006	2005	2004
Interest expense	(559)	(677)	(762)
Gains (losses) on foreign exchange	24	35	(15)
Fair value gains (losses) on financial instruments	(38)	(42)	64
Other financial income (expense)	(7)	(54)	379
Financial expense	(580)	(738)	(334)

Foreign exchange results on financing transactions and on financial assets and liabilities are presented as part of net financial expense. Foreign exchange results arising from the purchase of goods for sale or goods and services consumed in Ahold’s operations are included in cost of sales or in the appropriate element of operating expenses, respectively. In 2006, the Company included net exchange losses of EUR 3 in operating expenses (2005: loss of EUR 5, 2004: gain of EUR 3).

Other financial income (expense) in 2005 primarily includes a one-time loss of EUR 53 incurred on the buyback of EUR 1 billion equivalent in principal amount of certain of the notes issued by the Company. Other financial income (expense) in 2004 of EUR 379 resulted from the fair value remeasurement of the ICA put option, the settlement of the Canica part of the ICA put option and the waiver of the HIAB part of the ICA put option, as well as the related divestment result on the sale of the 10 percent stake in ICA to HIAB. For more information, see Note 4.

For information on fair value gains (losses) on financial instruments, see Note 33.

11 Income taxes

Income taxes continuing operations

The following table specifies the current and deferred tax components of income taxes on continuing operations:

	2006	2005	2004
Current income taxes
Domestic taxes	(220)	197	(76)
Foreign taxes
United States	210	64	68
Europe – Other	–	7	(5)
South America	–	–	(5)
Total current tax benefit (expense)	(10)	268	(18)

Deferred income taxes
Domestic taxes	(49)	(25)	(18)
Foreign taxes
United States	(36)	(22)	(110)
Europe – Other	4	(7)	6
Total deferred tax benefit (expense)	(81)	(54)	(122)
Total income taxes continuing operations	(91)	214	(140)

Income taxes discontinued operations

Income taxes related to discontinued operations amounted to EUR 48, EUR 18 and EUR (27) for 2006, 2005 and 2004, respectively and have been applied against income from discontinued operations. For further information, see Note 12.

80	AHOLD ANNUAL REPORT 2006

Note 11

Effective income tax rate

Ahold’s effective tax rates in the consolidated statements of operations differ from the statutory income tax rates of the Netherlands, which were 29.6 percent, 31.5 percent and 34.5 percent for 2006, 2005 and 2004, respectively. The following table reconciles the statutory income tax rate of the Netherlands with the effective income tax rate as shown in the consolidated statements of operations:

	2006		2005		2004
	EUR	%	EUR	%	EUR	%
Income (loss) before income taxes continuing operations	927		(279)		801
Income tax benefit (expense) at statutory tax rate	(274)	29.6%	88	31.5%	(276)	34.5%

Adjustments to arrive at effective income tax rate:
Rate differential (local statutory rates versus the statutory rate of the Netherlands)	12	(1.3)%	22	7.9%	(3)	0.4%
Deferred tax income (expense) due to changes in tax rates and the imposition of new taxes	(3)	0.3%	(4)	(1.4)%	–	–
Deferred tax income (expense) related to (reversal of) impairment of deferred tax assets	50	(5.4)%	(6)	(2.2)%	108	(13.5)%
Group Support Office costs and financing	45	(4.8)%	114	40.9%	28	(3.5)%
Share-based payments	(1)	0.1%	(5)	(1.8)%	(6)	0.7%
Participation exemption and group relief provisions	45	(4.9)%	31	11.1%	34	(4.2)%
Reserves and discrete items	35	(3.8)%	(26)	(9.3)%	(25)	3.1%
Total income taxes	(91)	9.8%	214	76.7%	(140)	17.5%

Group Support Office costs and financing include the result of Ahold’s intercompany finance activities, which are carried out from the treasury center in Geneva, Switzerland.

Deferred income tax assets and liabilities

Deferred income tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred income tax assets and liabilities at December 31, 2006 and January 1, 2006 are as follows:

	December 31, 2006	January 1, 2006
Deferred tax assets
Leases and financings	210	227
Benefit plans	276	275
Other provisions	61	123
Derivatives and loans	6	30
Other	26	71
Total gross deferred tax assets	579	726
Unrecognized deferred tax assets	(15)	(29)
Total recognized deferred tax assets	564	697

Tax losses and tax credits	803	667
Unrecognized tax losses and tax credits	(510)	(375)
Total recognized tax losses and tax credits	293	292

Total net tax assets position	857	989

Deferred tax liabilities
Property, plant and equipment and intangible assets	244	245
Inventories	99	105
Other	59	24
Total deferred tax liabilities	402	374
Net deferred tax assets	455	615

AHOLD ANNUAL REPORT 2006	81

Financial statements – Notes to the consolidated financial statements

Notes 11, 12

Deferred income tax assets and liabilities are offset in the consolidated balance sheets when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes are levied by the same fiscal authority. The deferred tax assets and liabilities are presented as non-current assets and liabilities in the consolidated balance sheets as follows:

	December 31, 2006	January 1, 2006
Deferred tax assets	528	672
Deferred tax liabilities	73	57
Net deferred tax assets	455	615

As of December 31, 2006, Ahold had operating loss carryforwards of a total nominal amount of approximately EUR 4,361, expiring between 2007 and 2026 (January 1, 2006: EUR 4,193). The following table specifies the years in which Ahold’s operating loss carryforwards are scheduled to expire:

	2007	2008	2009	2010	2011	2012– 2015	2016– 2020	After 2020	Total
Operating loss	18	30	45	2,015	38	146	491	1,578	4,361

Operating loss carryforwards related to one jurisdiction may not be used to offset income taxes in other jurisdictions. Of the operating loss carryforwards EUR 1,769 relates to U.S. state taxes, for which a weighted average tax rate of 7.4 percent applies.

Significant judgment is required in determining whether deferred tax assets are realizable. Ahold determines this on the basis of expected taxable profits arising from the reversal of recognized deferred tax liabilities and on the basis of budgets, cash flow forecasts and impairment models. Where utilization is not considered probable, deferred tax assets are not recognized.

Due to the application of international tax treaties between jurisdictions in which Ahold operates, European Union law, the Dutch participation exemption and other group tax relief provisions, dividends distributed by and the capital gains (losses) on divestments of subsidiaries, joint ventures and associates, sold from the Netherlands, are generally tax exempt.

Income taxes charged or credited to equity

Income taxes recognized in and recycled from equity in 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Aggregate amount of deferred tax recognized in and recycled from equity
Derivatives	(6)	14	12
Foreign exchange results	(8)	29	5
Share issuance costs	29	–	–
Total	15	43	17

In 2003, the Company incurred share issuance costs that were charged directly to equity for accounting purposes. Recent developments in Dutch case law on this matter have led to the recognition of a current tax receivable of EUR 29 million, related to these share issuance costs, which has been credited to equity.

12 Non-current assets held for sale and discontinued operations

On November 6, 2006, Ahold announced its intention to divest U.S. Foodservice, its retail activities in Poland and Slovakia, the remaining Tops operations in New York and Pennsylvania and its 49 percent stake in JMR.

On December 4, 2006, Ahold reached an agreement on the divestment of its retail operations in Poland to Carrefour through the sale of the shares of Ahold Polska Sp. zo.o.

The transaction is valued at EUR 375 and will consist of cash consideration and assumed debt. The final purchase price is subject to customary price adjustments. Closing of the transaction is expected mid-year 2007 and is subject to the fulfillment of certain conditions, including antitrust approval.

As of year-end 2006, Poland and JMR qualified as held for sale and discontinued operations. The other businesses to be divested did not qualify as held for sale as of year-end 2006, in the case of U.S. Foodservice because it is more likely than not that the transaction between Ahold and the purchaser of U.S. Foodservice must be submitted for approval to the General Meeting of Shareholders of Ahold.

After year-end 2006, Tops qualified as held for sale and discontinued operation as the disposal process of Tops met the criteria that the assets were available for immediate sale and the sale was highly probable. Ahold did not divest any businesses in 2006 that were accounted for as discontinued operations.

82	AHOLD ANNUAL REPORT 2006

Note 12

Non-current assets held for sale

At year-end 2006 and 2005, the following balances of assets and liabilities were classified as held for sale:

	December 31, 2006	January 1, 2006
Non-current assets and disposal groups held for sale	57	123
Disposal groups related to discontinued operations	413	–
Total assets held for sale	470	123
Liabilities related to non-current assets and disposal groups held for sale	42	16
Liabilities related to discontinued operations	184	–
Total liabilities related to assets held for sale	226	16

The assets and liabilities related to non-current assets and disposal groups held for sale, other than those related to discontinued operations, consist primarily of property, plant and equipment and non-current lease liabilities.

Discontinued operations

Income from discontinued operations per segment, consisting of results from discontinued operations and result on divestments, was as follows:

Business segments	Discontinued operations	2006	2005	2004
BI-LO/Bruno’s Arena	BI-LO and Bruno’s	–	1	22
Central Europe Arena	Poland	60	(21)	(82)
Other retail	Spain, Thailand, Disco, Bompreço/Hipercard, G. Barbosa, Paiz Ahold and JMR	29	52	39
Deli XL	Deli XL	–	7	5
Results from discontinued operations		89	39	(16)
BI-LO/Bruno’s Arena	BI-LO and Bruno’s	1	(4)	–
Other retail	Spain, Thailand, Disco, Bompreço/Hipercard, G. Barbosa and Paiz Ahold	(10)	118	238
Deli XL	Deli XL	(1)	58	–
Result on divestments of discontinued operations		(10)	172	238
Income from discontinued operations, net of income taxes		79	211	222

The result on divestments of discontinued operations in 2006 relates to recognized claims, and changes in estimates thereto, under warranties and guarantees issued upon the divestment of Disco, Bompreço/Hipercard and Spain in 2004 and BI-LO/ Bruno’s and Deli XL in 2005.

The following table presents the results from discontinued operations:

CONDENSED STATEMENTS OF OPERATIONS	2006	2005	2004
Net sales	515	1,433	7,990

Cost of sales	(417)	(1,198)	(6,144)
Gross profit	98	235	1,846

Operating expenses	(84)	(240)	(1,801)
Operating income	14	(5)	45
Net financial expense	1	–	(73)

Income from joint ventures and associates	29	48	49
Income before income taxes	44	43	21

Income taxes	45	(4)	(37)
Results from discontinued operations	89	39	(16)

AHOLD ANNUAL REPORT 2006	83

Financial statements – Notes to the consolidated financial statements

Note 12

In 2004 a remeasurement to fair value less cost to sell of EUR 69 was recorded in the BI-LO/Bruno’s Arena in the results from discontinued operations, which affected operating expenses and income taxes by EUR 45 and EUR 24, respectively.

The combined carrying amounts of the major classes of assets and liabilities classified as held for sale that related to discontinued operations were as follows:

CONDENSED BALANCE SHEET DATA	December 31, 2006	January 1, 2006
Non-current assets	310	–
Current assets	103	–
Assets related to discontinued operations	413	–
Non-current liabilities	2	–
Current liabilities	182	–
Liabilities related to discontinued operations	184	–
Net assets related to discontinued operations	229	–

2005 Divestments of discontinued operations

BI-LO/Bruno’s Arena – BI-LO/Bruno’s

In January 2005, Ahold completed the sale of BI-LO and Bruno’s to an affiliate of the Lone Star Funds. Ahold received USD 670 (EUR 519) in cash proceeds during 2004, 2005 and 2006. The transaction resulted in a loss on divestment of USD 4 (EUR 4).

Other retail – G. Barbosa

In April 2005, Ahold completed the sale of G. Barbosa Comercial Ltda. (“G. Barbosa”) to an affiliate of ACON Investments, a U.S.-based investment firm. The divestment of G. Barbosa completed Ahold’s divestiture program in Brazil. The transaction resulted in a loss on divestment of USD 4 (EUR 4).

Deli XL

In September 2005, Ahold completed the sale of Deli XL to Bidvest Holding B.V., a subsidiary of the South African-based Bidvest Group. The value of the transaction amounts to approximately EUR 140, consisting of a cash consideration, debt repaid to Ahold as well as assumed debt. The transaction resulted in a gain on divestment of EUR 58.

Other retail – Paiz Ahold

In September 2005, Ahold completed the sale of its 50 percent stake in Paiz Ahold to Wal-Mart Stores Inc. Paiz Ahold held an interest of 66.7 percent in CARHCO, which operates food stores in Guatemala, El Salvador, Costa Rica, Nicaragua and Honduras. The transaction resulted in a gain on divestment of USD 165 (EUR 135).

2004 Divestments of discontinued operations

Other retail – Bompreço/Hipercard

In March 2004, Ahold completed the sale of its Brazilian food retailer Bompreço S.A. Supermercados do Nordeste (“Bompreço”) to Wal-Mart Stores Inc. Concurrently, Ahold

sold its Brazilian credit card operation Hipercard Administradora de Cartão de Crédito Ltda (“Hipercard”) to Unibanco S.A. The combined transaction resulted in a gain on divestments of USD 98 (EUR 79).

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

Other retail – Disco

In November 2004, Ahold partially completed the sale of its 99.94 percent controlling stake in Disco S.A. (“Disco”) to Chilean retailer Cencosud S.A. (“Cencosud”) by transferring the ownership of approximately 85 percent of the outstanding Disco shares. Ahold intends to transfer the remaining Disco shares to Cencosud as soon as legally possible. These shares are subject to certain Uruguayan court orders processed and executed in Argentina, which could potentially prohibit their transfer. Pending the transfer of these shares, Ahold has agreed to exercise its voting rights with regard to those shares according to Cencosud’s instructions and to pay to Cencosud any dividends received on such shares.

The transaction resulted in a gain on divestments of USD 116 (EUR 89). Ahold received the escrowed funds for the transferred 85 percent of Disco shares on March 23, 2005. The purchase price for the remaining approximately 15 percent of the Disco shares that have not been transferred remains in escrow until such shares can be transferred to Cencosud. Ahold has agreed to indemnify Cencosud for losses incurred if Ahold were to lose legal ownership of any of those shares.

The transfer of Ahold’s entire stake in Disco is subject to approval by the Argentine antitrust authorities. In the event that the antitrust authorities do not approve the transfer of the Disco shares to Cencosud, under the terms of the contract, Ahold is not under any obligation to repay any amount to Cencosud. Instead Ahold will hold the Disco shares for the risk and account of Cencosud and Cencosud shall take all relevant action to effect that the Disco shares are transferred to a third party. For more information on the legal proceedings related to Disco, see Note 34.

84	AHOLD ANNUAL REPORT 2006

Note 13

13 Net income (loss) per share attributable to common shareholders

The calculation of the basic and diluted net income per share attributable to common shareholders is based on the following data:

EARNINGS	2006	2005	2004
Net income attributable to common shareholders for the purposes of basic earnings per share	899	120	870
Effect of dilutive potential common shares, reversal of preferred dividends from earnings	42	44	44
Net income attributable to common shareholders for the purposes of dilutive earnings per share	941	164	914
Number of shares (in thousands)
Weighted average number of common shares for the purposes of basic earnings per share	1,555,475	1,554,713	1,553,007
Effect of dilutive potential common shares:
Share options and conditional shares	4,076	–	233
Cumulative preferred financing shares	94,272	–	–
Weighted average number of common shares for the purposes of dilutive earnings per share	1,653,823	1,554,713	1,553,240

The calculation of the basic and diluted income (loss) per share from continuing operations attributable to common shareholders is based on the same number of shares as detailed above and the following earnings data:

EARNINGS	2006	2005	2004
Income (loss) from continuing operations	836	(65)	661
Minority interests	(16)	(26)	(13)
Income (loss) from continuing operations, attributable to common shareholders for the purposes of basic earnings per share	820	(91)	648
Effect of dilutive potential common shares, reversal of preferred dividends from earnings	42	44	44
Income (loss) from continuing operations, attributable to common shareholders for the purposes of dilutive earnings per share	862	(47)	692

Basic and diluted income per share from discontinued operations attributable to common shareholders amounted to EUR 0.05 (2005 and 2004: EUR 0.14 and EUR 0.14, respectively), and are based on the income from discontinued operations of EUR 79 (2005 and 2004: EUR 211 and EUR 222, respectively) and the denominators detailed above.

AHOLD ANNUAL REPORT 2006	85

Financial statements – Notes to the consolidated financial statements

Note 14

14 Property, plant and equipment

	Buildings and land
	Stores	Other	Not in use	Machinery and equipment	Other	Under construction	Total

As of January 2, 2005
At cost	5,325	1,564	22	3,455	511	247	11,124
Accumulated depreciation and impairment losses	(1,523)	(459)	(9)	(2,274)	(402)	(5)	(4,672)
Carrying amount	3,802	1,105	13	1,181	109	242	6,452

Year ended January 1, 2006
Additions	562	60	–	349	110	130	1,211
Acquisitions through business combinations	16	–	–	7	–	–	23
Depreciation	(285)	(67)	–	(376)	(53)	(5)	(786)
Impairment losses	(21)	(18)	–	(60)	–	–	(99)
Assets classified as held for sale or sold	(102)	(38)	–	(2)	(4)	(10)	(156)
Other movements	(58)	75	(4)	54	2	(25)	44
Exchange rate differences	432	110	–	122	13	37	714
Closing carrying amount	4,346	1,227	9	1,275	177	369	7,403

As of January 1, 2006
At cost	6,208	1,814	11	4,049	636	372	13,090
Accumulated depreciation and impairment losses	(1,862)	(587)	(2)	(2,774)	(459)	(3)	(5,687)
Carrying amount	4,346	1,227	9	1,275	177	369	7,403

Year ended December 31, 2006
Additions	693	101	–	439	45	(11)	1,267
Acquisitions through business combinations	8	–	–	3	–	2	13
Depreciation	(305)	(74)	–	(357)	(56)	(1)	(793)
Impairment losses	(37)	–	–	(24)	–	(2)	(63)
Impairment reversals	7	–	–	–	–	–	7
Assets classified as held for sale or sold	(144)	(75)	–	(52)	(7)	(10)	(288)
Other movements	(77)	26	(9)	28	3	(32)	(61)
Exchange rate differences	(344)	(84)	–	(94)	(11)	(27)	(560)
Closing carrying amount	4,147	1,121	–	1,218	151	288	6,925

As of December 31, 2006
At cost	6,023	1,555	–	3,866	568	294	12,306
Accumulated depreciation and impairment losses	(1,876)	(434)	–	(2,648)	(417)	(6)	(5,381)
Carrying amount	4,147	1,121	–	1,218	151	288	6,925

Buildings and land include improvements to these assets. “Other” buildings and land mainly includes distribution centers. “Other” property, plant and equipment mainly consists of trucks, trailers and other vehicles as well as office furniture and fixtures. Assets under construction mainly consists of stores.

In 2006, Ahold recognized impairment losses of EUR 63 relating to property, plant and equipment. The carrying value of the affected assets exceeded the higher of the present value of their estimated future cash flows and fair value less costs to sell. The present value of estimated future cash flows has been calculated using discount rates ranging between 8.3 percent – 12.2 percent.

The Central Europe Arena recorded impairment losses amounting to EUR 37. An impairment loss of EUR 19 was recognized as a result of the announcement in the fourth quarter of 2006 to divest the operations in Slovakia, EUR 17 was recognized in the Czech Republic on several hypermarkets and EUR 1 was recognized in Poland. Other impairment losses related to the Stop & Shop/Giant-Landover Arena (EUR 7), the Giant-Carlisle/Tops Arena (EUR 9), the Albert Heijn Arena (EUR 8) and Schuitema (EUR 2). The impairment reversals were recognized in the Giant-Carlisle/Tops Arena (EUR 4) and the Stop & Shop/ Giant-Landover Arena (EUR 3).

Assets classified as held for sale or sold during 2006 mainly relate to the planned sale of operations in Poland, that was announced in the fourth quarter of 2006, the divestment of the Northeast Ohio operations in the Giant-Carlisle/Tops Arena, and the divestment of two distribution facilities in the Stop & Shop/Giant-Landover Arena.

86	AHOLD ANNUAL REPORT 2006

Notes 14, 15, 16

The additions to property, plant and equipment include capitalized borrowing costs of EUR 9 (2005: EUR 7). Generally, the capitalization rate used to determine the amount of capitalized borrowing costs is a weighted average of the interest rate applicable to the respective operating companies. This rate ranged between 3.8 percent – 6.8 percent (2005: 3.8 percent – 8.0 percent). Other movements include transfers to and from investment property.

The carrying amount of land and buildings includes an amount of EUR 1,024 and EUR 322 (January 1, 2006: EUR 1,056 and EUR 378) in respect of assets held under finance leases and financings, respectively. In addition, the carrying amount of machinery and equipment includes an amount of EUR 16 (January 1, 2006: EUR 17) in respect of assets held under finance leases. Ahold does not have legal title to these assets. Company-owned property, plant and equipment with a carrying amount of EUR 335 (January 1, 2006: EUR 322) have been pledged as security for liabilities

15 Investment property

	2006	2005
At the beginning of the year
At cost	621	618
Accumulated depreciation and impairment losses	(165)	(152)
Carrying amount	456	466
Additions	14	44
Depreciation	(12)	(16)
Impairment losses	(1)	(2)
Assets classified as held for sale or sold	(31)	(32)
Transfers to/from property, plant and equipment	34	(53)
Exchange rate differences	(29)	49
Closing carrying amount	431	456
At the end of the year
At cost	592	621
Accumulated depreciation and impairment losses	(161)	(165)
Carrying amount	431	456

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

The fair value of investment property as of December 31, 2006 amounted to approximately EUR 640 (January 1, 2006: EUR 651). The fair value of investment property as of January 1, 2006 reflects a correction compared to Ahold’s 2005 Annual Report to exclude EUR 34 transferred to assets held for sale. Fair value represents the price at which a property could be sold to a knowledgeable, willing party and has generally been determined using discounted cash flow projections. Rental income from investment property included in the consolidated statements of operations amounted to EUR 70 (2005 and 2004: EUR 63 and EUR 49, respectively). Direct operating expenses (including repairs and maintenance) arising from rental income generating investment property in 2006 amounted to EUR 60 (2005 and 2004: EUR 56 and EUR 37, respectively). Direct operating expenses (including repairs and maintenance) arising from non-rental income generating investment property in 2006 amounted to nil (2005 and 2004: EUR 1 and EUR 2, respectively).

The carrying amount of investment property includes an amount of EUR 42 (January 1, 2006: EUR 47) and EUR 34 (January 1, 2006: EUR 26) in respect of assets held under finance leases and financings, respectively. Ahold does not have legal title to these assets. Company-owned investment property with a carrying amount of EUR 12 (January 1, 2006: nil) has been pledged as security for liabilities.

16 Goodwill

	2006	2005
At the beginning of the year
At cost	2,282	1,961
Accumulated impairment losses	(19)	–
Carrying amount	2,263	1,961
Acquisitions	155	42
Impairment losses	(3)	(19)
Assets classified as held for sale or sold	(5)	–
Exchange rate differences	(226)	279
Closing carrying amount	2,184	2,263
At the end of the year
At cost	2,205	2,282
Accumulated impairment losses	(21)	(19)
Carrying amount	2,184	2,263

Goodwill recognized upon acquisitions in 2006 relates mainly to the acquisition of 27 Konmar stores by Albert Heijn and Schuitema from Laurus (EUR 89) and the acquisition of 14 stores by Giant-Carlisle from Clemens (EUR 46) (see Note 4). In addition, goodwill was recognized upon acquisitions of individual stores in the Albert Heijn Arena and at Schuitema.

AHOLD ANNUAL REPORT 2006	87

Financial statements – Notes to the consolidated financial statements

Note 16

Goodwill acquired in a business combination is allocated, at acquisition, to the cash-generating units (“CGUs”) that are expected to benefit from that business combination. The carrying amounts of goodwill allocated to CGUs within Ahold’s business segments are as follows:

Business segment	CGU	December 31, 2006	January 1, 2006
Stop & Shop/Giant-Landover Arena	Peapod	20	22
Giant-Carlisle/Tops Arena	Giant-Carlisle	57	14
Albert Heijn Arena	Albert Heijn	123	33
	Etos	2	3
Central Europe Arena	Czech Republic	24	20
Schuitema	Schuitema	12	3
Total retail		238	95
U.S. Foodservice	U.S. Foodservice	1,946	2,168
Ahold Group		2,184	2,263

For impairment testing purposes, all goodwill recognized upon the acquisition of (and subsequent acquisitions by) U.S. Foodservice was allocated as of January 1, 2006, to the CGUs Broadline (EUR 2,086) and North Star Foodservice (EUR 82). Following the announcement on November 6, 2006 that Ahold intends to divest U.S. Foodservice in a single transaction, Ahold allocated this goodwill to the CGU U.S. Foodservice for impairment testing purposes.

In addition to goodwill recognized at U.S. Foodservice, brand names have been recognized upon acquisitions with a carrying amount of EUR 13 and EUR 14 as of December 31, 2006 and January 1, 2006, respectively. Brand names are not amortized as they have an indefinite useful life (see Note 17).

CGUs to which goodwill has been allocated are tested for impairment annually, or more frequently if there are indications that a particular CGU might be impaired. The recoverable amount of each CGU is determined based on value-in-use or fair value less costs to sell calculations. Value-in-use calculations use cash flow projections covering a maximum period of 10 years that are based on three-year financial budgets approved by Company management. Cash flows beyond this period are extrapolated using estimated growth rates that do not exceed the long-term average growth rate for the retail trade or foodservice business in which the CGU operates and are consistent with forecasts included in industry reports. The rates used to discount the projected cash flows reflect specific risks relating to relevant CGUs and are 7.5 percent for U.S. Foodservice, 7.9 percent for retail operations in the United States, 6.0 percent for the Netherlands and 7.4 percent for the Czech Republic.

The impairment loss recognized in 2006 related to the CGU Albert Heijn. The impairment loss recognized in 2005 related mainly to the CGU Tops (EUR 14).

88	AHOLD ANNUAL REPORT 2006

Note 17

17 Other intangible assets

	Brand names	Customer relationships	Software	Lease- related intangibles	Other	Total

As of January 2, 2005
At cost	47	239	403	270	135	1,094
Accumulated amortization and impairment losses	(35)	(107)	(299)	(77)	(39)	(557)
Carrying amount	12	132	104	193	96	537

Year ended January 1, 2006
Acquisitions/additions	–	6	50	–	28	84
Amortization	–	(38)	(71)	(15)	(18)	(142)
Impairment losses	–	–	–	–	(5)	(5)
Classified as held for sale or sold	–	–	(1)	(3)	(1)	(5)
Other movements	–	–	–	(20)	26	6
Exchange rate differences	2	18	11	25	5	61
Closing carrying amount	14	118	93	180	131	536

As of January 1, 2006
At cost	16	281	481	276	180	1,234
Accumulated amortization and impairment losses	(2)	(163)	(388)	(96)	(49)	(698)
Carrying amount	14	118	93	180	131	536

Year ended December 31, 2006
Acquisitions/additions	–	7	31	3	40	81
Amortization	–	(39)	(59)	(12)	(18)	(128)
Impairment losses	–	–	–	–	(3)	(3)
Classified as held for sale or sold	–	_	(1)	(1)	–	(2)
Other movements	–	(1)	21	(27)	34	27
Exchange rate differences	(1)	(10)	(6)	(18)	(6)	(41)
Closing carrying amount	13	75	79	125	178	470

As of December 31, 2006
At cost	14	262	476	219	246	1,217
Accumulated amortization and impairment losses	(1)	(187)	(397)	(94)	(68)	(747)
Carrying amount	13	75	79	125	178	470

Brand names relate to U.S. Foodservice. Customer relationships relate to U.S. Foodservice for EUR 62 (2005: 105), Stop & Shop/Giant-Landover Arena for EUR 12 (2005: 13) and Giant-Carlisle/Tops Arena for EUR 1 (2005: EUR 0). Software includes capitalized internal development costs and other costs. “Other” includes capitalized commercial expenses and intangible assets under development.

Amortization charges of other intangible assets are included in general and administrative expenses in the consolidated statements of operations. The estimated amortization charges of the other intangible assets for the next five years is as follows:

2007	109
2008	109
2009	51
2010	39
2011	39

The weighted average amortization period by class and in total is:

Brand names	indefinite
Customer relationships	7 years
Software	4 years
Lease-related intangibles	10 years
Other (excluding indefinite lived assets)	9 years
Total (excluding indefinite lived assets)	9 years

AHOLD ANNUAL REPORT 2006	89

Financial statements – Notes to the consolidated financial statements

Note 18

18 Investments in joint ventures and associates

The Company’s stake in the outstanding common shares of significant investments in joint ventures and associates was as follows:

		December 31,	January 1,	January 2,
Name of joint venture or associate	Country/region	2006	2006	2005
ICA	Scandinavia	60%	60%	60%
JMR	Portugal	49%	49%	49%
Paiz Ahold	Central America	0%	0%	50%
W&H	Spain	0%	0%	50%

Changes in investments in joint ventures and associates are as follows:
			2006	2005
Beginning of the year			798	828
Investments and increases in existing shareholdings			3	4
Share in income of joint ventures and associates			152	118
Share of income of joint ventures and associates – discontinued			29	49
Dividend			(53)	(75)
Classified as held for sale or sold			(161)	(145)
Exchange rate differences			(3)	13
Other changes			34	6
End of the year			799	798

ICA

Ahold owns a 60 percent stake in ICA, a Scandinavian food retailer. Ahold purchased a 50 percent partnership stake in ICA in April 2000. In 2004 Ahold acquired a 20 percent stake in ICA and subsequently sold a 10 percent stake in ICA to its joint venture partner HIAB. The 60 percent shareholding stake in ICA does not entitle Ahold to unilateral decision-making authority over ICA due to the shareholders’ agreement with the joint venture partner, which provides that strategic, financial and operational decisions will be made only on the basis of mutual consent. On the basis of this shareholders’ agreement, the Company concluded that it has no control over ICA and, consequently, does not consolidate ICA’s financial statements. In September 2006, ICA sold its foodservice subsidiary ICA Meny.

“Other changes” includes a revaluation adjustment of EUR 33 resulting from the step acquisition of the remaining stake in the joint venture Rimi Baltic AB. The adjustment to the fair values relating to the previously held stake is recognized in equity.

JMR

In 1992, the Company became a partner with Jerónimo Martins, SGPS, S.A. in JMR in Portugal. JMR owns Pingo Doce, a major supermarket chain in Portugal, and the Feira Nova hypermarkets chain. Ahold holds 49 percent of the shares and voting rights in JMR. On November 6, 2006, the Company announced its intention to divest its 49 percent stake in JMR. As of December 31, 2006, the Company’s stake in JMR is classified as asset held for sale and discontinued operation.

Paiz Ahold

The Company held a 50 percent stake in Paiz Ahold, which in turn held a 66.7 percent stake in CARHCO. In September 2005, Ahold sold its 50 percent stake in Paiz Ahold to Wal-Mart Stores Inc. For more information on this divestment, see Note 12.

Williams & Humbert

In 1979, Ahold became a 50 percent partner in Luis Paez. In 1995, Luis Paez obtained full ownership of Williams & Humbert, a prominent sherry bodega, with which it subsequently merged. In May 2005, Ahold sold its 50 percent interest to an entity controlled by the Medina family, which held the remaining 50 percent stake in W&H.

90	AHOLD ANNUAL REPORT 2006

Notes 18, 19, 20, 21

Condensed financial information

Following the divestment of Paiz Ahold in 2005 and the classification as held for sale and discontinued operation of JMR in 2006, ICA is the remaining significant investment of Ahold in a joint venture. The condensed balance sheets and condensed statements of operations data (on a 100 percent basis) for ICA are presented below. For information on JMR and Paiz Ahold, which have been classified as held for sale and discontinued operations in 2006 and 2005, respectively, see Note 12.

Condensed balance sheet data	December 31, 2006	January 1, 2006
Non-current assets	2,414	1,898
Current assets	1,623	1,694
Non-current liabilities	909	1,013
Current liabilities	1,951	1,638

Condensed statements of operations data	2006	2005	2004
Net sales	7,285	7,095	7,582
Gross profit	1,743	1,611	1,622
Income before income taxes	214	158	190
Net income	252	159	187

19 Other non-current assets

	December 31, 2006	January 1, 2006
Derivative financial instruments	323	285
Loans receivable	65	82
Other	61	67
Total other non-current assets	449	434

For more information on derivative financial instruments and fair values, see Note 33.

Of the non-current loans receivable, EUR 51 matures between one and five years and EUR 14 after five years. Current portion of loans receivable of EUR 18 is included in other receivables (January 1, 2006: EUR 25). The weighted average interest rate on loans receivable was 5.5 percent (January 1, 2006: 4.1 percent). Also included in loans receivable are EUR 28 (January 1, 2006: EUR 28) of loans that had been granted to assist managers and other employees of the Company with investments in the Albert Heijn Vaste Klanten Fonds (“Dutch Customer Fund” or “AHVKF”), an independent investment fund. These floating-rate loans, bearing interest based on the European Central Bank interest rate, are due in 2008 or upon an individual’s termination of employment, if earlier, and are collateralized by each individual’s corresponding investment in the Dutch Customer Fund. The interest rate for these floating-rate loans as of December 31, 2006 was 1.9 percent (January 1, 2006: 1.3 percent). For more disclosure about the AHVKF, see Note 32.

20 Inventories

	December 31, 2006	January 1, 2006
Finished products and merchandise inventories	2,090	2,418
Raw materials, packaging materials, technical supplies and other	34	32
	2,124	2,450
Provision for write-offs	(68)	(74)
Total inventories	2,056	2,376

An amount of EUR 138 has been recognized as write-offs of inventories in the consolidated statement of operations in 2006 (2005 and 2004: EUR 125 and EUR 174, respectively).

21 Receivables

	December 31, 2006	January 1, 2006
Trade receivables	1,314	1,411
Vendor allowance receivables	423	525
Other receivables	273	453
	2,010	2,389
Provision for impairment	(72)	(86)
Total receivables	1,938	2,303

Included in other receivables are EUR 5 of receivables from joint ventures and associates (January 1, 2006: EUR 4). Receivables have a maturity less than one year.

The changes in the provision for impairment are as follows:

	2006	2005	2004
Beginning of the year	(86)	(121)	(146)
Additions	(47)	(85)	(78)
Classified as held for sale	2	–	10
Used	45	81	51
Change in estimates	10	46	38
Exchange rate differences	4	(7)	4
End of the year	(72)	(86)	(121)

AHOLD ANNUAL REPORT 2006	91

Financial statements – Notes to the consolidated financial statements

Notes 21, 22

Accounts receivable securitization program

U.S. Foodservice and certain of its subsidiaries participate in an accounts receivable securitization program. Under this program, they sell, on a revolving basis, their receivables to a wholly-owned, special purpose, bankruptcy remote subsidiary of U.S. Foodservice (“Receivables Company”) which in turn transfers, assigns and conveys all of its present and future rights, titles and interests in the receivables to a trust (the “Master Trust”). Ahold consolidates the Master Trust and consequently the transfer of the receivables is a transaction internal to the Ahold group and the receivables have not been derecognized from the consolidated balance sheets. The Master Trust issued certificates, representing fractional, undivided interests in the assets held in the Master Trust, including the receivables. The certificates are held by third-party investors (generally commercial paper conduits, banks or other financial institutions) who have purchased such certificates for cash or are held by the Receivables Company. Certain of the certificates held by the Receivables Company are subordinate interests to those held by the third-party investors. The cash from the third-party investors was included in Ahold’s consolidated balance sheets in cash and cash equivalents and amounts corresponding to the certificates financed were recognized under short-term borrowings. Included in Ahold’s receivable balance is USD 1,100 (EUR 833), which are the receivables held by the Master Trust and effectively pledged collateral in support of the securitization. The securitization program was restructured as of June 29, 2006 to a three-year program with the maximum purchaser group limit under the securitization program being USD 816 (EUR 618) and with a sub limit of USD 400 (EUR 303) for issuance of letters of credits. There was USD 394 (EUR 299) outstanding in issued letters of credit as of December 31, 2006.

The aggregate amount of outstanding balances under the accounts receivable securitization program was nil and USD 620 (EUR 524), as of December 31, 2006 and January 1, 2006, respectively. The costs associated with the sale of interests in the receivables ranged between 4.35 percent and 4.95 percent during 2006, plus fees and expenses. Ahold received proceeds from the collection under the accounts receivable securitization program of USD 19,262 (EUR 14,593) and USD 18,005 (EUR 14,496) in 2006 and 2005, respectively. Previously, on a revolving basis, the proceeds received from the Master Trust were used to redeem the short-term borrowings that had been recognized by the Receivables Company. Included in cash and cash equivalents in the balance sheets as of

December 31, 2006 and January 1, 2006 were unredeemed proceeds of USD 131 (EUR 99) and USD 122 (EUR 103), respectively. Losses in the form of discounts on the sale of receivables, primarily representing interest, totaled USD 8 (EUR 6) and USD 26 (EUR 21) in 2006 and 2005, respectively, and are included in the consolidated statements of operations in interest expense.

22 Cash and cash equivalents

	December 31, 2006	January 1, 2006
Cash in banks and cash equivalents	1,483	1,837
Cash on hand	361	391
Total cash and cash equivalents	1,844	2,228

Cash and cash equivalents include all cash on hand balances, checks, debit and credit card receivables that process in less than seven days, short-term highly liquid cash investments and time deposits with original maturities of three months or less. Bank overdrafts are included in short-term borrowings.

The effective interest rate on outstanding deposits included in cash in banks and cash equivalents ranges from 3.55 percent to 5.15 percent (2005: 2.28 percent to 4.28 percent). Of the cash and cash equivalents as of December 31, 2006 EUR 23 was restricted (January 1, 2006: EUR 23). This primarily consisted of cash held for insurance purposes for U.S. workers’ compensation and general liability programs (EUR 21 and EUR 23 for 2006 and 2005, respectively). For a discussion of the receivables collection proceeds held by Ahold under the accounts receivable securitization program, see Note 21.

Ahold’s banking arrangements allow the Company to fund outstanding checks when presented to the bank for payment. This cash management practice may result in a net cash book overdraft position, which occurs when the total issued checks exceed available cash balances within the Group cash concentration structure. Such book overdrafts are classified in accounts payable and amounted to EUR 451 and EUR 517 as of December 31, 2006 and January 1, 2006, respectively. No right to offset with other bank balances exists.

92	AHOLD ANNUAL REPORT 2006

Note 23

23 Equity attributable to common shareholders

			Legal reserves
	Share capital	Additional paid-in capital	Currency translation reserve	Cash flow hedging reserve	Other legal reserves	Accumulated deficit	Net income	Equity attributable to common shareholders
Balance as of December 28, 2003, as previously reported	388	13,406	–	(58)	536	(10,998)	–	3,274

Changes in accounting policies (see Note 3)	–	–	–	–	–	(24)	–	(24)
Restated balance as of December 29, 2003	388	13,406	–	(58)	536	(11,022)	–	3,250
Total recognized income and expense	–	–	(308)	27	–	(15)	870	574
Issue of common shares	1	10	–	–	–	–	–	11
Equity settled share-based payments	–	–	–	–	–	18	–	18
Change in other legal reserves	–	–	–	–	(194)	194	–	–
Balance as of January 2, 2005	389	13,416	(308)	(31)	342	(10,825)	870	3,853

Appropriation of net income	–	–	–	–	–	870	(870)	–
Total recognized income and expense	–	–	629	(34)	–	–	120	715
Issue of common shares	–	1	–	–	–	–	–	1
Equity settled share-based payments	–	5	–	–	–	24	–	29
Change in other legal reserves	–	–	–	–	(3)	3	–	–
Balance as of January 1, 2006	389	13,422	321	(65)	339	(9,928)	120	4,598

Appropriation of net income	–	–	–	–	–	120	(120)	–
Total recognized income and expense	–	–	(562)	10	32	–	899	379
Issue of common shares	–	2	–	–	–	–	–	2
Equity settled share-based payments	–	–	–	–	–	22	–	22
Income tax share issuance costs	–	29	–	–	–	–	–	29
Change in other legal reserves	–	–	–	–	106	(106)	–	–
Balance as of December 31, 2006	389	13,453	(241)	(55)	477	(9,892)	899	5,030

Shares and share capital

Authorized share capital is comprised of the following classes of shares as of December 31, 2006 and January 1, 2006:

Common shares (2,000,000,000 of EUR 0.25 par value each)	500
Cumulative preferred shares (1,250,000 of EUR 500 par value each)	625
Total	1,125

In addition, Ahold has cumulative preferred financing shares (“preferred financing shares”) outstanding. These preferred financing shares are considered debt under IFRS until the date that Ahold receives irrevocable notification from a holder of preferred financing shares to convert these shares into common shares. Upon this notification the preferred financing shares are classified as a separate class of equity as they no longer meet the definition of a liability as from that date. On November 30, 2006, Ahold received a conversion notification for 100,802,061 preferred financing shares with a par value of EUR 169. On January 2, 2007, these preferred financing shares have been converted into 22,419,051 common shares, which conversion was effected by (i) conversion of 22,419,051 preferred financing shares into 22,419,051 common shares and (ii) the acquisition for no consideration of 78,383,010 preferred financing shares by Ahold. As a result of the conversion, the authorized common shares have increased by 22,419,051 to 2,022,419,051 and the authorized preferred financing shares have decreased by 22,419,051 to 477,580,949. For disclosures regarding Ahold’s preferred financing shares see Note 27.

AHOLD ANNUAL REPORT 2006	93

Financial statements – Notes to the consolidated financial statements

Note 23

Common shares and additional paid-in capital

Ahold common shares are listed on Euronext Amsterdam. On December 22, 2006, Ahold completed the delisting of its shares from the Zurich Stock Exchange. Additionally, Ahold’s common shares are listed on the NYSE in the United States in the form of American Depositary Shares (“ADSs”), represented by American Depositary Receipts (“ADRs”). The depositary for the ADSs is The Bank of New York. Each ADS represents the right to receive one common share. Changes in the number of common shares were as follows:

Number of common shares issued and fully paid (x 1,000)
Balance as of December 28, 2003	1,552,603
Issue of common shares	1,634
Equity settled share-based payments	17
Converted subordinated notes	9
Balance as of January 2, 2005	1,554,263
Issue of common shares	100
Equity settled share-based payments	950
Balance as of January 1, 2006	1,555,313
Issue of common shares	–
Equity settled share-based payments	365
Balance as of December 31, 2006	1,555,678

The increase of additional paid-in capital in 2006 primarily relates to tax on share issuance costs incurred in 2003 (EUR 29). For further information on taxes, see Note 11.

Cumulative preferred shares

The Company’s Articles of Association provide for the possible issuance of cumulative preferred shares. The Company believes that its ability to issue this class of shares could prevent, or at least delay, an attempt by a potential bidder from making a hostile takeover bid and may also safeguard the interests of the Company and all stakeholders in the Company and resist influences which might conflict with those interests by affecting the Company’s continuity, independence or identity. No cumulative preferred shares were outstanding as of December 31, 2006 or during 2006, 2005 and 2004.

In March 1989, the Company entered into an agreement with Stichting Ahold Continuïteit (“SAC”) as amended and restated in April 1994, March 1997, December 2001 and December 2003 (the “Option Agreement”). Pursuant to the Option Agreement, SAC was granted an option, without payment, to acquire from the Company, from time to time until December 2016, cumulative preferred shares up to a total par value that is equal to the total par value of all issued and outstanding shares of Ahold’s share capital, excluding cumulative preferred shares, at the time of exercising the option. The Option Agreement provides for an increase of the total par value of cumulative preferred shares under option, taking into account the new, increased authorized share capital. The holders of the cumulative preferred shares are entitled to 2,000 votes per share and a cumulative dividend expressed as a percentage of the amount called-up and paid-in to purchase the cumulative preferred shares. The percentage to be applied is the sum of (1) the average basic refinancing transaction interest rate as set by the European Central Bank – measured by the number of days during which that rate was in force in the fiscal year over which the dividend is paid – plus 2.1 percent, and (2) the average interest surcharge rate – measured by the number of days during which that rate was in force in the fiscal year over which the dividend is paid – that would be charged by the credit institution in the Netherlands which, according to its balance sheet total as at the close of the fiscal year immediately preceding the fiscal year over which the dividend is paid, is the largest credit institution in the Netherlands. The minimum percentage to be applied is 5.75 percent. Subject to limited exceptions, any potential transfer of cumulative preferred shares requires the approval of the Corporate Executive Board. Cumulative preferred shares can only be issued in registered form. No share certificates are issued for cumulative preferred shares. The Company may stipulate that only 25 percent of the par value will be paid upon subscription for cumulative preferred shares until payment in full is later required by the Company. SAC would then only be entitled to a market-based interest return on its investment.

SAC is a foundation organized under the laws of the Netherlands. Its statutory purpose is to safeguard the interests of the Company and all stakeholders in the Company and to resist to the best of its ability influences which might conflict with those interests by affecting the Company’s continuity, independence or identity. In the case of liquidation, the SAC board of directors will decide on the use of any remaining residual assets. The SAC board of directors has four members. The members are appointed by the board of SAC itself.

Legal reserves

Ahold is a company incorporated under Dutch law. In accordance with the Netherlands Civil Code, legal reserves have to be established in certain circumstances. The currency translation reserve and cash flow hedging reserve are both legal reserves. The other legal reserves primarily consist of the cumulative share in income of joint ventures and associates less dividends received from these joint ventures and associates, adjusted for any direct equity movements of joint ventures and associates. Legal reserves are not available for distribution to the Company’s shareholders. If the currency translation reserve or the cash flow hedging reserve has a negative balance, distributions to the Company’s shareholders are restricted to the extent of the negative balance.

The addition to other legal reserves of EUR 32 includes a revaluation adjustment of ICA (EUR 33), resulting from the step acquisition of the remaining stake in the joint venture ICA Baltics AB. The adjustment to the fair values relating to the previously held interest is recognized in equity.

94	AHOLD ANNUAL REPORT 2006

Note 24

24 Pensions and other post-employment benefits

Ahold has a number of defined benefit pension plans covering a substantial number of employees within the United States and the Netherlands. All plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country. Generally, the plans are average salary pension plans. In addition, Ahold provides life insurance and medical care benefits for certain retired employees meeting age and service requirements at its U.S. subsidiaries, which the Company funds as claims are incurred. All defined benefit pension plans are either wholly or partly funded.

The components of the pension and other post-employment benefits and the presentation in the balance sheets can be summarized as follows:

	December 31, 2006	January 1, 2006
Defined benefit obligations	(3,739)	(4,110)
Fair value of plan assets	3,673	3,324
Surplus/(deficit)	(66)	(786)
Unrecognized actuarial (gains) losses and past service cost	(408)	194
Total defined benefit plans	(474)	(592)
Pension and other post-employment benefits provisions	(482)	(604)
Pension and other post-employment benefits assets	8	12
Total defined benefit plans	(474)	(592)

The amounts recognized in the statement of operations for defined benefit plans are as follows:

	2006	2005	2004
Current service cost	143	162	149
Interest cost	187	189	170
Expected return on plan assets	(217)	(179)	(148)
Actuarial losses	14	1	–
Past service cost	(2)	14	1
Gains on curtailments and settlements	(14)	(44)	(12)
Total net periodic benefit cost	111	143	160

The following table provides a summary of the funded status of all defined benefit plans throughout Ahold and the experience adjustments (i.e., the effects of differences between the previous actuarial assumptions and what has actually occurred) on defined benefit obligations and plan assets:

	2006	2005	2004
Defined benefit obligations at year-end	(3,739)	(4,110)	(3,547)
Fair value of plan assets at year-end	3,673	3,324	2,549
Surplus/(deficit)	(66)	(786)	(998)
Experience adjustments on defined benefit obligations	4	(70)	47
Experience adjustments on plan assets	184	220	89

Because of the significance of defined benefit plans in the Netherlands and the United States and the different assumptions applicable to these plans, in the remainder of this note the Dutch defined benefit plans (in the aggregate) are shown separately from the U.S. defined benefit plans (in the aggregate).

Dutch defined benefit plans

	Dutch pensions
	2006	2005
Defined benefit obligation
Beginning of the year	2,521	2,317
Current service cost	92	115
Interest cost	103	109
Contributions by plan participants	20	18
Gains on curtailments and settlements	(14)	(33)
Actuarial (gains) losses	(346)	62
Past service cost	21	15
Business acquisitions	2	–
Benefits paid	(81)	(82)
End of the year	2,318	2,521
Plan assets
Fair value of assets, beginning of the year	2,222	1,842
Expected return on plan assets	135	109
Actuarial gains (losses)	148	217
Company contribution	158	118
Contributions by plan participants	20	18
Benefits paid	(81)	(82)
Fair value of assets, end of the year	2,602	2,222

Surplus/(deficit)	284	(299)
Unrecognized actuarial (gains) losses	(466)	41
Net assets/(liabilities)	(182)	(258)

The assumptions required to calculate the actuarial present value of benefit obligations and net periodic benefit costs are determined per plan. The key assumptions are as follows (expressed as weighted averages):

		Dutch pensions
In percentages	2006	2005	2004
Discount rate for obligations	4.70	4.00	4.50
Expected return on plan assets	5.96	5.91	5.91
Future salary increases	3.65	3.30	2.50

The actual return on plan assets was 11.8 percent, 18.1 percent and 13.0 percent for 2006, 2005 and 2004, respectively.

Plan assets

The pension plan asset allocation on a weighted average basis in the Netherlands was as follows:

Asset category (in percentages)	2006	2005	2004
Equity securities	42	42	39
Debt securities	40	39	51
Real estate	9	8	8
Other	9	11	2
Total	100	100	100

AHOLD ANNUAL REPORT 2006	95

Financial statements – Notes to the consolidated financial statements

Note 24

The investment strategies are based on the composition of the obligations of the pension funds. With the aid of Asset Liability Management-models (ALM) analyses have been made of scenarios that could occur in the future. Based on these analyses, investment portfolios are determined on a plan-by-plan basis to produce a maximum return given a risk that is acceptable to all parties involved. Less favorable years can be part of these scenarios. Currently the strategic targets are between 25–60 percent for equity securities, 30–75 percent for debt securities, 2.5–12.5 percent for real estate investments and 0–5 percent for other investments.

U.S. defined benefit plans

The changes in the defined benefit obligation and plan assets for the U.S. defined benefit plans were as follows. The unfunded benefit plans include other benefits (such as life insurance and medical care) and supplemental executive retirement plans.

	U.S. pensions benefits		U.S. unfunded benefit plans
	2006	2005	2006	2005
Defined benefit obligation
Beginning of the year	1,418	1,088	171	142
Current service cost	48	45	2	2
Interest cost	76	71	8	9
Past service cost	–	–	(28)	–
Gains on curtailments and settlements	–	(14)	–	(1)
Actuarial (gains) losses	(38)	104	(4)	13
Liabilities extinguished on settlements	(12)	(11)	–	(2)
Foreign currency exchange rate changes	(148)	177	(16)	21
Benefits paid	(41)	(42)	(15)	(13)
End of the year	1,303	1,418	118	171
Plan assets
Fair value of assets, beginning of the year	1,102	707	–	–
Expected return on plan assets	81	70	–	–
Actuarial gains (losses)	35	(23)	–	–
Company contribution	23	276	15	13
Assets distributed on settlements	(12)	(11)	–	–
Foreign currency exchange rate changes	(117)	125	–	–
Benefits paid	(41)	(42)	(15)	(13)
Fair value of assets, end of the year	1,071	1,102	–	–

Surplus/(deficit)	(232)	(316)	(118)	(171)
Unrecognized actuarial losses	55	141	10	16
Unrecognized past service cost	–	–	(7)	(4)
Net assets/(liabilities)	(177)	(175)	(115)	(159)

In 2005, an additional contribution of USD 288 (EUR 236) was made to decrease the deficit of several U.S. pension plans. The assumptions required to calculate the actuarial present value of benefit obligations and net periodic benefit costs are determined per plan. The key assumptions are as follows (expressed as weighted averages):

	U.S. pensions			U.S. unfunded benefit plans
In percentages	2006	2005	2004	2006	2005	2004
Discount rate for obligations	5.98	5.75	6.00	5.95	5.55	6.00
Expected return on plan assets	7.88	7.94	8.24	N/A	N/A	N/A
Future salary increases	4.80	4.83	4.00	4.96	5.00	4.00

The actual return on plan assets was 10.6 percent, 5.1 percent and 8.0 percent for 2006, 2005 and 2004, respectively.

Plan assets

The pension plan asset allocation can differ per plan. In the United States, allocation on a weighted average basis was as follows:

Asset category (in percentages)	2006	2005	2004
Equity securities	63	62	55
Debt securities	33	34	32
Real estate	–	–	–
Other	4	4	13
Total	100	100	100

96	AHOLD ANNUAL REPORT 2006

Note 24

The plan assets are generally managed by outside investment managers and rebalanced periodically. The committees for the various U.S. plans establish investment policies and strategies and regularly monitor the performance of the assets, including the selection of investment managers, setting long-term strategic targets and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, subject to variation from time to time, or as circumstances warrant. Occasionally, the committees may approve allocations above or below a target range. The investment strategy with respect to pension plan assets is to invest in accordance with the Employee Retirement Income Security Act of 1974 (“ERISA”) and fiduciary standards. The long-term primary objective for the plan assets is to protect the assets from erosion of purchasing power, and to provide for a reasonable amount of long-term growth of capital, without undue exposure to risk. Currently, the strategic targets are between 50–70 percent for equity securities, 30–45 percent for debt securities and 0–5 percent for other investments.

In 2006 the fair value of the plan assets (U.S. plans and Dutch plans in the aggregate) included EUR 1 of Ahold shares (2005: 2).

Medical cost trend rates

The assumed medical cost trend rates used in measuring the defined benefit obligations related to medical care plans were 9.9 percent, 11.25 percent and 9.0 percent in 2006, 2005 and 2004, respectively, declining to 5.1 percent.

The sensitivity for these plans is as follows:

•

A 1.0 percent-point increase in assumed medical cost trend rates would have increased the aggregate of current service cost and interest cost components of net periodic post-employment medical cost by EUR 0.2 in 2006, EUR 0.5 in 2005 and EUR 0.6 in 2004. The effect of this change on the accumulated post-employment benefit obligation for medical care plans as of the end of 2006 and 2005 would have been an increase of EUR 2.3 and EUR 5.7, respectively.

•

A 1.0 percent-point decrease in assumed medical cost trend rates would have decreased the aggregate of current service cost and interest cost components of net periodic post-employment medical cost by EUR 0.2 in 2006, EUR 0.4 in 2005 and EUR 0.5 in 2004. The effect of this change on the accumulated post-employment benefit obligation for medical care plans as of the end of 2006 and 2005 would have been a decrease of EUR 2.0 and EUR 6.3, respectively.

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

Expected contributions 2007

For the Dutch defined benefit plans, the contributions are expected to decrease from EUR 158 in 2006 to EUR 150 in 2007. For the U.S. defined benefit plans, contributions are expected to decrease from EUR 38 in 2006 to EUR 29 in 2007.

Expected future benefit payments

The Dutch and U.S. plans have the following expected schedule of benefit payments for the next 10 years:

	Dutch plans	U.S. plans	Total
2007	79	60	139
2008	83	62	145
2009	85	64	149
2010	86	67	153
2011	88	71	159
2012–2016	427	424	851
Total	848	748	1,596

Defined contribution plans

In the United States, there are defined contribution plans principally in the form of savings, incentive compensation and bonus plans. Additionally, certain union employees in the United States are covered by multi-employer plans, which can be defined benefit plans on the basis of the terms of the benefits provided, but that are accounted for as defined contribution plans if sufficient information is not available to account for these plans as defined benefit plans. These plans are generally flat salary plans. Ahold is only one of several employers participating in each of these plans and the financial information that is provided by the third-party managers of the plans on the basis of the contractual agreements is usually insufficient to reliably measure Ahold’s proportionate share in the plan assets and liabilities on defined benefit accounting principles. Furthermore, the financial statements of the multi-employer plans are drawn up on the basis of other accounting policies than those applied by Ahold. Consequently, these multi-employer plans are not included in Ahold’s balance sheets.

AHOLD ANNUAL REPORT 2006	97

Financial statements – Notes to the consolidated financial statements

Note 25

On the basis of the financial statements of the plans in which the Company participates in the United States, the total unfunded liability of the plans with a deficit amounts to EUR 18,890 as of January 1, 2005 (the latest available year of reliable information). During 2005, these plans received approximately EUR 2,616 in total contributions, of which approximately EUR 59 was for current or former employees of Ahold. Based upon the relative amount of contributions for current active Ahold employees entitled to benefits provided by these plans in relation to the total amount of contributions for all active employees entitled to such benefits, the proportionate share of the total unfunded liability of these plans relevant to Ahold would be EUR 614. The unfunded liabilities of these plans may result in increased future payments by the Company and the other participating employers.

The Company contributed EUR 334, EUR 356 and EUR 345 to multi-employer union as well as other defined contribution plans during 2006, 2005 and 2004, respectively, which are recognized as an expense in the consolidated statements of operations. The 2005 and 2004 contributions reflect a correction to include certain multi-employer contributions that were omitted in prior year’s disclosure.

25 Provisions

The table below specifies the changes in total provisions (current and non-current):

	Claims and legal disputes	Self insurance program	Loyalty programs	Restructuring	Onerous contracts	Other	Total
Current portion	969	190	14	34	14	9	1,230
Non-current portion	12	364	46	23	38	53	536
Carrying amount as of January 1, 2006	981	554	60	57	52	62	1,766
Additions charged to income	23	295	23	75	15	26	457
Used during the year	(908)	(279)	(17)	(35)	(26)	(17)	(1,282)
Released to income	(12)	(2)	(10)	(9)	(8)	(4)	(45)
Interest accretion	10	24	2	–	1	–	37
Classified as held for sale	–	–	–	–	–	(2)	(2)
Exchange rate differences	(48)	(59)	–	(5)	(5)	(4)	(121)
Carrying amount as of December 31, 2006	46	533	58	83	29	61	810
Current portion	40	165	13	43	12	14	287
Non-current portion	6	368	45	40	17	47	523

Maturities of total provisions as of December 31, 2006 are as follows:
	Claims and legal disputes	Self- insurance program	Loyalty programs	Restructuring	Onerous contracts	Other	Total
Amount due within one year	40	165	13	43	12	14	287
Amount due between two and five years	4	273	45	8	8	7	345
Amount due after five years	2	95	–	32	9	40	178
Total	46	533	58	83	29	61	810

Claims and legal disputes

The Company is party to a number of legal proceedings arising out of business operations. Such legal proceedings are subject to inherent uncertainties. Management, where appropriate supported by internal and external legal counsels, determines whether it is more likely than not that an outflow of resources will be required to settle an obligation. If this is the case, the best estimate of the outflow of resources is recognized.

The amount used during the year relates primarily to the settlement of the Securities Class Action. For more information, see Notes 30 and 34.

Self-insurance program

Ahold is self-insured for certain potential losses, mainly relating to general liability, commercial vehicle liability and workers’ compensation relating to its U.S. subsidiaries. The maximum self-insurance retention per occurrence, including defense costs, is USD 2 (EUR 2) for general liability, USD 5 (EUR 4) for commercial vehicle liability and USD 5 (EUR 4) for workers’ compensation.

Measurement of the provision for the self-insurance program requires significant estimates. These estimates and assumptions include an estimate of claims incurred but not yet reported, historical loss experience, projected loss development factors, estimated changes in claims reporting patterns, claim settlement patterns, judicial decisions and legislation.

98	AHOLD ANNUAL REPORT 2006

Notes 25, 26

Loyalty programs

This provision relates to a customer loyalty program in the Netherlands, which reflects the estimated cost of benefits to which customers are entitled when they participate in the loyalty program.

Restructuring

In 2006 Ahold recognized additional restructuring provisions of EUR 75, mainly related to Tops (EUR 54) and Stop & Shop (EUR 15). The provisions are based on formal and approved plans using the best information available at the time. The amounts that are ultimately incurred may change as the plans are executed.

Onerous contracts

Onerous contract provisions relate to unfavorable lease contracts and include the excess of the unavoidable costs to fulfill agreements over the expected benefits from such agreements.

Other

Other provisions include asset retirement obligations, provisions for environmental risks and supplemental and severance payments, other than those resulting from restructurings.

26 Loans and credit facilities

	December 31, 2006		January 1, 2006
	Non-current portion	Current portion	Non-current portion	Current portion
Bonds and notes	3,426	333	3,948	223
Other loans	250	133	355	17
Financing obligations	476	12	532	11
Mortgages payable	18	2	32	5
Total	4,170	480	4,867	256

As of December 31, 2006, the maturities of these debt instruments during each of the next five years and thereafter were as follows:

2007	480
2008	1,204
2009	413
2010	643
2011	40
Thereafter	1,870
Total	4,650

Debt instruments are issued in various currencies and can carry fixed or floating interest rates. Amounts maturing within one year of the balance sheet date are presented as current liabilities and those maturing after one year are presented as non-current liabilities. The breakdown of debt instruments issued by Ahold in currency and interest type is (in EUR):

	December 31, 2006		January 1, 2006
	Fixed interest rate	Floating interest rate	Fixed interest rate	Floating interest rate
Currency
USD	1,853	–	2,086	–
EUR	1,953	275	2,198	261
GBP	332	–	315	–
JPY	–	210	–	236
CZK	27	–	27	–
Total	4,165	485	4,626	497

The fair values of these instruments, corresponding derivatives and the foreign exchange and interest rate risk management policies applied by Ahold are disclosed in Note 33.

AHOLD ANNUAL REPORT 2006	99

Financial statements – Notes to the consolidated financial statements

Note 26

Bonds and notes

The bonds and notes in the table below were issued by Ahold or one of its subsidiaries, the latter of which are guaranteed by Ahold unless otherwise noted. All related swap contracts have the same maturity as the underlying debt unless otherwise noted.

NOTIONAL REDEMPTION AMOUNTS	Within one year	Between one and five years	After five years	December 31, 2006	January 1, 2006
EUR-denominated bonds and notes
EUR 1,500 notes 5.875%, due May 2008	–	1,073	–	1,073	1,091
EUR 600 notes 5.875%, due March 2012	–	–	407	407	407
EUR 227 bond 6.25%, due December 2006	–	–	–	–	227
EUR 200 notes 6.375%, due November 2007	200	–	–	200	200
EUR 136 bond 5.875%, due December 2007	136	–	–	136	136

USD-denominated notes
USD 700 notes 8.25%, due July 2010	–	530	–	530	591
USD 500 notes 6.25%, due May 2009	–	379	–	379	422
USD 500 notes 6.875%, due May 2029	–	–	379	379	422
USD 94 indebtedness 7.82%, due January 2020	–	17	53	70	79
USD 71 indebtedness 8.62%, due January 2025	–	–	54	54	60

Other-currencies denominated loans
GBP 500 notes 6.50%, due March 2017	–	–	332	332	315
JPY 33,000 notes LIBOR plus 1.5%, due May 2031	–	–	210	210	236
Deferred financing costs	(3)	(4)	(4)	(11)	(15)
Total	333	1,995	1,431	3,759	4,171

On October 24, 2005 Ahold Finance USA and Ahold closed their successful solicitations of offers to sell for cash for the amount of up to EUR 1,000 equivalent in principal amount of certain of the notes issued by them (the “October 2005 Solicitation”), under the terms as set out in the Solicitation Memorandum dated October 11, 2005.

EUR-denominated bonds and notes

•

EUR 1,500 notes 5.875 percent, of which EUR 600 was swapped to a six-month floating interest rate. The carrying amount of these notes includes fair value changes related to the hedged risk in an amount of EUR 10 as of December 31, 2006 (January 1, 2006: EUR 27). As a result of the October 2005 Solicitation, Ahold bought back a part of the notes in an amount of EUR 437.

•

EUR 600 notes 5.875 percent, were swapped to USD 534 at an interest rate of 6.835 percent. As a result of the October 2005 Solicitation, Ahold bought back a part of the notes in an amount of EUR 193 and on the same day Ahold terminated EUR 193 notional portion of the corresponding swap.

•	EUR 227 bond 6.25 percent was swapped to USD 296 at an interest rate of 7.152 percent. This bond and a corresponding swap matured on November 28, 2006.

Other-currencies denominated loans

•

A notional amount of GBP 250 of the GBP 500 notes 6.50 percent was swapped through two swap contracts to USD 356 that carried an interest rate of 7.493 percent. As a result of the October 2005 Solicitation, Ahold bought back GBP 250 of the notes and simultaneously terminated the above-mentioned swaps. The remaining notional amount of GBP 250 was, through two swap contracts, also swapped to USD 356 and carries a six-month floating USD interest rate. Ahold is required under these swap contracts to redeem the USD notional amount through semi-annual installments that commenced in September 2004.

•	JPY 33,000 notes, six months JPY LIBOR + 1.5 percent, notes were swapped to EUR 299 at an interest rate of 7.065 percent.

100	AHOLD ANNUAL REPORT 2006

Note 26

Other loans

	Carrying amounts
NOTIONAL REDEMPTION AMOUNTS	Within one year	Between one and five years	After five years	December 31, 2006	January 1, 2006
EUR-denominated loans and notes
100 EURIBOR loan[1], due March 2012	15	62	8	85	100
95 note 5.625%, due December 2008	–	95	–	95	95
75 EURIBOR facility[1], due June 2010	–	75	–	75	45
66 note three months EURIBOR plus 0.8%, due October 2007	66	–	–	66	66
50 loan six months EURIBOR plus 0.4%, due June 2007	50	–	–	50	50
Other loans (EUR- and USD-denominated)	2	1	9	12	16
Total	133	233	17	383	372
1	The loan and facility relate to Schuitema and are not guaranteed by Ahold.

• EUR 85 EURIBOR loan was swapped with two swaps having fixed rates of 2.71 percent and 2.94375 percent.

• EUR 75 has been drawn on the EUR 75 EURIBOR facility. Drawings under this facility are swapped to a fixed rate of 2.609 percent for EUR 35 and capped to 3.25 percent for EUR 18, both amounts amortized linearly until maturity.

The three and six months EURIBOR rates as of December 29, 2006 were 3.725 percent and 3.853 percent, respectively. The six months JPY LIBOR rate as of December 29, 2006 was 0.63063 percent.

Financing obligations

Financing obligations result from sale and leaseback transactions in which Ahold has continuing involvement in the properties sold or subleases the property to a third-party (including franchisees). Such transactions do not qualify for sale and leaseback accounting, but rather are accounted for as a financing. The sale proceeds are recorded as financing obligations and are amortized over the term of the leaseback.

Of the total non-current amount, EUR 60 matures between one and five years and EUR 416 after five years. The average interest rate for the financing obligations amounted to 10.8 percent in 2006 (2005: 10.1 percent).

Mortgages payable

As of December 31, 2006, the aggregate amounts of mortgages payable that were collateralized by buildings and land amounted to EUR 20 (January 1, 2006: EUR 37). Of the total non-current amount, EUR 10 matures between one and five years and EUR 8 after five years. The average interest rate for these mortgages payable amounted to 7.91 percent in 2006 (2005: 7.23 percent).

Group credit facility

On May 17, 2005, Ahold signed a five-year EUR 2,000 unsecured syndicated multi-currency credit facility (the “May 2005 Credit Facility”) with a syndicate of 15 banks, replacing the December 2003 credit facility. The May 2005 Credit Facility may be used to draw loans for working capital and for general corporate purposes of the Ahold group and provides for the issuance of USD 800 of letters of credit.

As of December 31, 2006, there were no outstanding loans under the May 2005 Credit Facility other than letters of credit amounting to USD 337.

Interest rate and fees

Under the May 2005 Credit Facility, Ahold is able to borrow at an interest rate of LIBOR (for borrowings denominated in USD excluding letters of credit issued under the USD 800 letter of credit tranche) or EURIBOR (for borrowings denominated in EUR) plus a margin. Ahold is required to pay a fee (applicable letter of credit fee +10 basis points) on the outstanding amount of each letter of credit issued under the USD 800 letter of credit tranche. Ahold has to pay a commitment fee on the undrawn, uncancelled amount of the May 2005 Credit Facility computed per annum calculated on a daily basis in arrears.

AHOLD ANNUAL REPORT 2006	101

Financial statements – Notes to the consolidated financial statements

Notes 26, 27

The margin, letter of credit fee and commitment fee, as referred to above, are subject to the following pricing grid based on Ahold’s corporate credit rating:

Credit rating[1]	Margin/letter of credit fee	Commitment fee (% of the applicable margin)
BB/Ba2	0.75%	40%
BB+/Ba1	0.675%	40%
BBB-/Baa3	0.4%	35%
BBB/Baa2	0.325%	35%
BBB+/Baa1 or higher	0.275%	35%

1	As of December 31, 2006, Ahold’s rating from Moody’s Investors Services (“Moody’s”) is Ba1 with a positive outlook and from Standard & Poor’s Ratings Services (“S&P”) BB+ with a positive outlook.

In the event that Ahold draws loans (excluding letters of credit) in excess of EUR 1,000, then Ahold will have to pay additionally a utilization fee of 10 basis points on the amount exceeding EUR 1,000.

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

Events of default/ranking

The May 2005 Credit Facility contains customary events of default, among others, non-payment, misrepresentations, covenant breaches, cross-default and insolvency and provisions on mandatory prepayment in the event of a change in control in respect of the Company. If an event of default was to occur and remain outstanding in excess of any applicable remedy period, it is expected that all amounts outstanding under the Credit Facility would immediately become due and payable. The May 2005 Credit Facility ranks at least pari passu with all existing unsecured third-party payment obligations, except for obligations mandatorily preferred by law.

27 Other non-current financial liabilities

	December 31, 2006	January 1, 2006
Finance lease liabilities	1,218	1,298
Cumulative preferred financing shares	497	666
Derivative financial instruments	183	175
Financial guarantees	7	7
Total other non-current financial liabilities	1,905	2,146

For more information on derivative financial instruments, see Note 33.

Finance lease liabilities

The aggregate amounts of minimum finance lease liabilities to third parties, under non-cancelable finance lease contracts for the next five years and thereafter are as follows:

	December 31, 2006	January 1, 2006
2007	169	182
2008	167	176
2009	158	172
2010	153	168
2011	149	156
Thereafter	1,625	1,753
Total future minimum finance lease payments	2,421	2,607
Interest portion	(1,144)	(1,245)
Present value of net minimum finance lease payments (finance lease liabilities)	1,277	1,362
Current portion of finance lease liabilities	(59)	(64)
Non-current portion of finance lease liabilities	1,218	1,298
Finance lease liabilities payable after five years	989	1,056

Finance lease liabilities are principally for buildings. Terms range from 10 to 25 years and include renewal options if it is reasonably certain, at the inception of the lease, that they will be exercised. At the time of entering into finance lease agreements, the commitments are recorded at their present value using the interest rate implicit in the lease, if this is practicable to determine; if not, the operating company specific interest rate applicable for long-term borrowings is used. As of December 31, 2006, the finance lease liabilities are recorded at their present value at an average interest rate of 9.5 percent (January 1, 2006: 9.2 percent).

Certain store leases provide for contingent additional rentals based on a percentage of sales. Substantially all of the store leases have renewal options for additional terms. None of Ahold’s leases impose restrictions on the ability of Ahold to pay dividends, incur additional debt, or enter into additional leasing arrangements.

During 2006, interest expense on finance lease liabilities was EUR 125 (2005 and 2004: EUR 119 and EUR 111, respectively). Total future minimum sublease payments expected to be received under non-cancelable subleases at the balance sheet date is EUR 290. There were no contingent rents recognized as expense during the period.

102	AHOLD ANNUAL REPORT 2006

Notes 27, 28

Cumulative preferred financing shares

	Number of shares (x 1,000)	Share capital
Issued cumulative preferred financing shares	369,217	92
Authorized cumulative preferred financing shares (EUR 0.25 par value each)	500,000	125

	Other non-current financial liabilities	Group equity	Total
Paid-in capital issued shares	67	25	92
Additional paid-in capital	430	144	574
Balance as of December 31, 2006	497	169	666

On January 2, 2007, 100,802,061 cumulative preferred financing shares were converted into 22,419,051 common shares, which conversion was effected by (i) conversion of 22,419,051 cumulative preferred financing shares into 22,419,051 common shares; and (ii) the acquisition for no consideration of 78,383,010 cumulative preferred financing shares by Ahold. From the date Ahold received irrevocable notification of the conversion to common shares (November 30, 2006), those cumulative preferred financing shares that will be converted, are classified as a separate class of equity.

The cumulative preferred financing shares were issued in four tranches. Dividends are paid on each cumulative preferred financing share at a percentage (the “Financing Dividend Percentage”) based on the average effective yield on Dutch state loans with a remaining life of nine to 10 years and determined at the time that the shares were issued. When a period of 10 years has elapsed after the issue date of a tranche, and every 10 years thereafter (the “Reset date”), the Financing Dividend Percentage is reset. The Company and the holders of (depositary receipts of) cumulative preferred financing shares have agreed that the rates are adjusted as of March 4, 2006 until 10 years from the date of issue to 7.17 percent per year for the shares issued in June 1996, 4.98 percent per year for the shares issued in August 1998, 6.27 percent per year for the shares issued in October 2000 and 7.33 percent per year for the shares issued in December 2003. The nominal value plus additional paid-in capital per tranche are EUR 113 (June 1996 tranche), EUR 73 (August 1998 tranche), EUR 404 (October 2000 tranche) and EUR 76 (December 2003 tranche), in aggregate EUR 666.

The total number of votes that can be exercised by the cumulative preferred financing shares is approximately 100 million, representing approximately 6 percent of the total vote (expressed as the sum of the outstanding cumulative preferred financing shares plus the common shares).

The cumulative preferred financing shares are convertible into common shares as of March 4, 2006. The conversion conditions have been set so as to avoid any transfer of value from the common shares to the cumulative preferred financing shares. The maximum number of common shares to be received upon conversion of all outstanding cumulative preferred financing shares has been capped at 120 million. As a consequence of the conversion on January 2, 2007, as described above, the total number of votes that can be exercised by the cumulative preferred financing shares after January 2, 2007 is approximately 75 million. The maximum number of common shares to be received upon conversion of all outstanding cumulative preferred financing shares is approximately 90 million after the conversion on January 2, 2007.

The conversion features are similar for all tranches. Conversion is allowed for all shares in one tranche held by one investor but not for fractions of tranches held by one investor. Upon conversion, the holders of Depositary receipts will receive a number of common shares that is calculated by dividing the value of the cumulative preferred financing shares on the day before the conversion date by the average share price of Ahold common shares on the five trading days preceding the notification date, the notification date and the four trading days following the notification date. The value of the cumulative preferred financing shares will for this purpose be considered to equal the lower of the nominal value plus the additional paid-in capital of the cumulative preferred financing shares (the “Par Value”) or the present value of the remaining preferred dividends until the first Reset date plus the present value of the Par Value at the first Reset date. The Company can redeem the cumulative preferred financing shares of a certain tranche, but not fractions of a tranche. Redemption of a tranche is subject to the approval of the holders of Depositary receipts of that tranche, unless all (remaining) cumulative preferred financing shares are redeemed. Redemption takes place at the higher of the Par Value or the present value of the cumulative preferred financing shares at the time of redemption.

28 Other non-current liabilities

	December 31, 2006	January 1, 2006
Step rent accruals	97	93
Deferred gains	71	69
Other	30	43
Total other non-current liabilities	198	205

Step rent accruals relate to the equalization of rent payments relating to contracts with scheduled fixed rent increases throughout the life of the lease contract. Deferred gains predominantly represent the non-current portions of deferred gains on sale and leaseback transactions.

AHOLD ANNUAL REPORT 2006	103

Financial statements – Notes to the consolidated financial statements

Notes 29, 30, 31

29 Other current financial liabilities

	December 31, 2006	January 1, 2006
Loans – current portion	480	256
Finance lease liabilities – current portion	59	64
Short-term borrowings	56	597
Interest	142	140
Dividend cumulative preferred financing shares	42	44
Derivative financial instruments	10	31
Total other current financial liabilities	789	1,132

Short-term borrowings as at January 1, 2006 was principally comprised of short-term loans payable related to U.S. Foodservice’s accounts receivable securitization program. For additional disclosure about this program, see Note 21.

30 Other current liabilities

	December 31, 2006	January 1, 2006
Accrued expenses	1,046	799
Compensated absences	233	239
Payroll taxes, social security and VAT	214	159
Deferred gains	31	31
Payables to joint ventures and associates	4	13
Other	4	52
Total other current liabilities	1,532	1,293

Accrued expenses as at December 31, 2006 includes the remaining one third of the settlement amount in the Securities Class Action (EUR 277), which was funded into escrow on January 29, 2007. For more information, see Note 34.

31 Cash flow

The following table presents a reconciliation between net income and cash generated from operations:

	2006	2005	2004
Cash generated from operations
Net income	915	146	883
Adjustments for:
Depreciation, amortization and impairments	974	1,048	1,170
Gains on the sale of non-current assets and disposal groups held for sale	(45)	(61)	(16)
Settlement Securities Class Action	–	803	–
Net financial expense	518	650	270
Share in net income of joint ventures and associates	(152)	(118)	(104)
Income taxes	91	(214)	140
Income from discontinued operations	(79)	(211)	(222)
Other	21	23	18
Operating cash flow before changes in working capital	2,243	2,066	2,139

Changes in inventories	63	50	23
Changes in receivables and other current assets	26	43	(52)
Changes in payables and other current liabilities	50	(35)	49
Changes in non-current assets and liabilities	(114)	(138)	(47)
Securities Class Action settlement, net of insurance proceeds of EUR 92	(536)	–	–
Cash generated from operations	1,732	1,986	2,112

104	AHOLD ANNUAL REPORT 2006

Note 31

The following table presents a reconciliation between the cash flow statements and the cash and cash equivalents as presented in the balance sheets:

		2006	2005
Cash and cash equivalents of continuing operations at the beginning of the year		2,228	3,205
Restricted cash		(23)	(92)
Cash and cash equivalents related to discontinued operations		–	66
Cash and cash equivalents at beginning of the year, including discontinued operations, excluding restricted cash		2,205	3,179
Net cash from operating, investing and financing activities		(249)	(1,137)
Effect of exchange rate differences on cash and cash equivalents		(112)	163
Restricted cash		23	23
Cash and cash equivalents related to discontinued operations		(23)	–
Cash and cash equivalents of continuing operations at the end of the year		1,844	2,228

The following table presents additional cash flow information:
	2006	2005	2004
Non cash flow investing activities
Assets acquired under finance leases from continuing operations	167	143	390
Assets acquired under finance leases from discontinuing operations	–	1	5

Non cash flow financing activities
Finance lease liabilities originated from continuing operations	(167)	(143)	(390)
Finance lease liabilities originated from discontinuing operations	–	(1)	(5)

Acquisition of businesses
Fair value of assets acquired	(44)	(29)	(40)
Goodwill	(138)	(20)	(4)
Less: liabilities assumed	6	17	37
Total consideration paid	(176)	(32)	(7)
Cash acquired	–	–	–
Acquisition of businesses, net of cash acquired	(176)	(32)	(7)

Divestments of businesses
Carrying amount of assets divested	–	1,645	2,049
Liabilities	–	(907)	(1,069)
Net assets divested	–	738	980

Cumulative translation adjustment	–	24	1
Result on divestments of discontinued operations before tax	(13)	151	230
Consideration in escrow account (regarding Disco)	–	198	(233)
Receivable (regarding BI-LO/Bruno’s)	59	(53)	–
Total consideration received	46	1,058	978
Cash divested	–	(69)	(47)
Divestment of businesses, net of cash divested	46	989	931

AHOLD ANNUAL REPORT 2006	105

Financial statements – Notes to the consolidated financial statements

Note 32

32 Related party transactions

Ahold has entered into arrangements with a number of its subsidiaries and affiliated companies in the course of its business. These arrangements relate to service transactions and financing agreements. Transactions were conducted at market prices, adjusted to reflect the volume of transactions and the relationship between the parties.

Trading transactions

During 2006, 2005 and 2004, the Company entered into the following transactions with unconsolidated related parties:

For the year ended December 31, 2006	Sale of goods or services	Purchase of goods or services	Amounts owed by related parties	Amounts owed to related parties
ICA	1	6	6	7
JMR	4	–	4	2
Stationsdrogisterijen	12	–	–	2
Real estate joint ventures	3	–	6	–
Accounting Plaza B.V.	–	23	–	3
Kobalt Media Services B.V.	–	50	2	6
Loyalty Management Nederland B.V.	–	19	2	11
A.M.S. Coffee Trading	–	35	–	–
Related parties of Schuitema	–	13	6	2
Ahold Dutch managers and employees	–	–	28	–
Total	20	146	54	33

For the year ended January 1, 2006	Sale of goods or services	Purchase of goods or services	Amounts owed by related parties	Amounts owed to related parties
ICA	–	–	1	11
JMR	–	2	3	1
W&H	–	2	–	–
Real estate joint ventures	4	–	13	–
Accounting Plaza B.V.	–	19	–	3
Kobalt Media Services B.V.	–	60	2	4
Loyalty Management Nederland B.V.	–	20	3	5
A.M.S. Coffee Trading	–	34	–	2
Related parties of Schuitema	7	5	1	1
Ahold Dutch managers and employees	–	–	33	–
Total	11	142	56	27

For the year ended January 2, 2005	Sale of goods or services	Purchase of goods or services	Amounts owed by related parties	Amounts owed to related parties
ICA	4	4	3	8
JMR	5	1	5	–
W&H	2	6	75	1
Real estate joint ventures	–	4	10	–
Accounting Plaza B.V.	–	19	–	–
Kobalt Media Services B.V.	–	84	2	3
Loyalty Management Nederland B.V.	–	25	1	6
A.M.S. Coffee Trading	–	2	–	1
U.S. Foodservice VASPs	–	489	–	–
Related parties of Schuitema	–	1	–	–
Ahold Dutch managers and employees	–	–	35	–
Total	11	635	131	19

106	AHOLD ANNUAL REPORT 2006

Notes 32, 33

These unconsolidated related parties consist of:

•	ICA, a joint venture of Ahold in the retail and wholesale business.
•	JMR, a joint venture of Ahold in the retail business.
•	Stationsdrogisterijen, a joint venture of Ahold in the retail business.
•	Real estate joint ventures, in which Ahold has an interest, holding properties operated by Ahold or its subsidiaries.
•	Accounting Plaza B.V., an associate of Ahold that renders accounting and administrative services to certain Ahold subsidiaries in the Netherlands.
•	Kobalt Media Services B.V., an associate of Ahold that renders promotional and advertising services to certain Ahold subsidiaries in the Netherlands.
•	Loyalty Management Nederland B.V., an associate of Ahold that renders services relating to the management of customer loyalty programs to certain Ahold subsidiaries in the Netherlands.
•	A.M.S. Coffee Trading, an associate of Ahold that generates sales transactions with Ahold Coffee Company.
•	Several related parties of Schuitema render services in support of certain projects of franchisees and associated food retailers serviced by Schuitema.
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

Ahold made loans to this group of managers and employees to assist them with their investment in the Dutch Customer Fund. In July 1996 and April 1998, additional loans were granted to Ahold’s Dutch managers and employees to purchase additional investments in the Dutch Customer Fund. For more information on these loans, see Note 19.

Compensation of key management personnel

For information regarding the compensation of key management personnel, see Note 8.

33 Financial instruments, risks and fair values of financial assets and liabilities

Financial risk management

Ahold’s primary market risk exposures relate to currency exchange rate, interest rate and commodity price fluctuations. In order to manage the risk arising from these exposures, a variety of financial instruments may be utilized.

Currency risk

Ahold operates in a variety of countries throughout the world, and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities. To protect the value of future foreign currency cash flows, including lease payments and firm purchase commitments, and the value of assets and liabilities denominated in foreign currency, Ahold enters into various financial instruments, including forward contracts and currency swaps. It is Ahold’s policy to cover foreign exchange transaction exposure in relation to existing assets, liabilities and firm commitments. Translation risk related to Ahold’s foreign subsidiaries, joint ventures and associates is not hedged.

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

Commodity price risk

Ahold is exposed to the risk of an increase in the prices of commodities used directly and indirectly within its value chain. Commodity derivative contracts may be utilized to hedge against commodity price risk for Ahold’s expected consumption. As of December 31, 2006, no commodity contracts were outstanding.

Credit risk

Ahold has no significant concentrations of credit risk. It has policies in place aimed at ensuring that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash, checks, debit cards or via major credit cards. Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions. Ahold has policies that limit the amount of credit exposure to any financial institution. The maximum amount of loss due to credit risk Ahold would incur if financial institutions that are parties to the derivative instruments completely failed to perform according to the terms of the contracts is EUR 161 as of December 31, 2006 (2005: EUR 141).

AHOLD ANNUAL REPORT 2006	107

Financial statements – Notes to the consolidated financial statements

Note 33

Fair values of other financial assets and liabilities

The following table presents the fair values of financial instruments (including current portions) compared to the carrying amounts for which these instruments are included in the balance sheets:

	December 31, 2006		January 1, 2006
	Carrying amount	Fair value	Carrying amount	Fair value
Loans receivable and other financial assets	83	83	102	104
Derivatives	324	324	286	286
Total financial assets	407	407	388	390

Bonds and notes	(3,759)	(3,957)	(4,171)	(4,296)
Other loans	(383)	(388)	(372)	(382)
Financing obligations	(488)	(636)	(543)	(745)
Mortgages payable	(20)	(22)	(37)	(40)
Finance lease liabilities	(1,277)	(1,542)	(1,362)	(1,733)
Cumulative preferred financing shares	(497)	(526)	(666)	(741)
Derivatives	(193)	(193)	(206)	(206)
Total financial liabilities	(6,617)	(7,264)	(7,357)	(8,143)

The carrying amounts of cash, cash equivalents, receivables, accounts payable and other current financial assets and liabilities approximate their fair values because of the short-term nature of these instruments and, for receivables, because of the fact that any recoverability loss is reflected in an impairment loss. These amounts are not included in the table above.

The fair values of quoted borrowings are based on year-end ask-market quoted prices. The fair value of quoted bonds and notes as at January 1, 2006 has been restated to reflect the market quotations instead of the value determined based on the discounted cash flow analyses. The fair value of other non-derivative financial assets and liabilities a re estimated using discounted cash flow analyses based on market rates prevailing at the year end. The fair value calculation method and the conditions for redemption and conversion of the cumulative preferred financing shares are disclosed in Note 27. Fair value of derivative financial assets and liabilities are estimated by discounting future cash flows with prevailing market rates or based on the rates and quotations obtained from third parties. The accrued interest is included in other current financial liabilities (Note 29) and not in the carrying amounts of non-derivative financial assets and liabilities. Accrued interest is included in the determination of the fair value of financial assets and liabilities.

108	AHOLD ANNUAL REPORT 2006

Note 33

Derivative financial instruments

The fair value hedge relates to the interest rate swap that hedges fair value interest rate risk on a fixed rate debt. Interest rate swaps designated as cash flow hedges are used to hedge cash flow interest rate risk on floating rate debt. Cross-currency swaps accounted for as cash flow hedges are used to hedge currency and cash flow interest rate risk on fixed and floating debt denominated in foreign currency. Foreign currency forwards and swaps designated as cash flow hedges are used to hedge the variability in future cash flows denominated in foreign currencies. The number and maturities of derivative contracts, the fair values and the qualification of the instruments for accounting purposes are presented in the table below:

	December 31, 2006			January 1, 2006
	Contracts	Assets	Liabilities	Contracts	Assets	Liabilities
Interest rate swap – fair value hedge
from one year to five years	–	–	–	1	47	–
Total interest rate swap – fair value hedge	–	–	–	1	47	–

Interest rate swaps – cash flow hedges
from one year to five years	1	1	–	2	1	–
from five years to 10 years	1	2	–	1	–	–
Total interest rate swaps – cash flow hedges	2	3	–	3	1	–

Cross-currency swaps – cash flow hedges
up to one year	–	–	–	1	–	(21)
from five years to 10 years	1	156	–	1	140	–
greater than 10 years	1	–	(158)	1	–	(161)
Total cross-currency swaps – cash flow hedges	2	156	(158)	3	140	(182)

Foreign currency forwards and swaps – cash flow hedges
up to one year	56	–	(8)	76	1	(5)
from one year to five years	46	–	(11)	106	–	(13)
Total foreign currency forwards and swaps – cash flow hedges	102	–	(19)	182	1	(18)

Derivative contracts – no hedge accounting treatment
up to one year	12	1	(2)	29	–	(5)
from one year to five years	33	27	(9)	3	–	(1)
greater than 10 years	2	137	(5)	2	97	–
Total derivative contracts – no hedge accounting treatment	47	165	(16)	34	97	(6)

Total derivative financial instruments	153	324	(193)	223	286	(206)

AHOLD ANNUAL REPORT 2006	109

Financial statements – Notes to the consolidated financial statements

Note 33

The notional amounts of the derivative financial instruments outstanding as of December 31, 2006 are summarized below. The summary is based on the currency of the exposures being hedged and includes the gross amount of all notional values for outstanding contracts (with all amounts expressed in the respective currencies). The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

	USD	GBP	JPY	CHF	EUR	CZK
Interest rate swaps
up to one year	–	–	–	–	25	–
from one year to five years	–	–	–	–	635	–
from five years to 10 years	–	–	–	–	60	–
greater than 10 years	–	250	–	–	–	–

Cross-currency interest rate swaps
from five years to 10 years	–	–	–	–	407	–
greater than 10 years	–	250	33,000	–	–	–

Foreign currency forwards and swaps
up to one year	1	–	–	1	48	46
from one year to five years	–	–	–	–	78	–

Foreign currency options
from one year to five years	–	–	–	–	18	–

Total notional amounts derivative financial instruments	1	500	33,000	1	1,271	46

Some of Ahold’s derivative contracts contain additional termination events, the occurrence of which allows the relevant derivative to be terminated early. If such a right of early termination is triggered, it could under certain circumstances result in cross acceleration and cross default under the terms of other derivatives instruments and might affect certain debt agreements.

In 2006 a loss of EUR 38 (2005 and 2004: loss of EUR 44 and gain of EUR 64, respectively) is included in the statement of operations under fair value gains (losses) on financial instruments in relation to fair value changes of derivatives that do not qualify for hedge accounting treatment or in relation to ineffective portions of qualifying hedging instruments. The amounts recognized in cash flow hedging reserve in equity and amounts released from cash flow hedging reserve to the statements of operations are presented in the consolidated statements of recognized income and expense.

Gains and losses recognized in cash flow hedging reserve in equity as of December 31, 2006 will be released to the statement of operations at various dates over a period of 24 years from the balance sheet date. The estimated net amount of the existing losses deferred in cash flow hedging reserve as of December 31, 2006 that is expected to be recognized in the statement of operations in 2007 is EUR 18. Total changes in the fair value that were recognized in the statements of operations using a valuation technique amounted to a loss of EUR 38 in 2006.

110	AHOLD ANNUAL REPORT 2006

Notes 33, 34

Sensitivity of fair values to changes in exchange rates and interest rates

The following table shows the sensitivity of the fair values of the financial instruments to a hypothetical change in exchange rates and interest rates, respectively. The sensitivity analysis on exchange rates assumes an immediate adverse 10 percent change, which indicates a weakening of the euro against the currency in which the financial instruments are denominated as of December 31, 2006, with all other variables held constant. The sensitivity analysis on interest rates assumes a negative parallel shift of 100 basis points in the swap curve on the fair value of the instruments with all other variables (including foreign exchange rates) held constant. This analysis is for illustrative purposes only, as in practice market rates rarely change in isolation of other factors that also affect Ahold’s financial position and results.

	Carrying amount	Fair value	Fair value 10% FX rates change	Fair value 100 bps change
Loans receivable and other financial assets	83	83	87	85

Bonds and notes	(3,759)	(3,957)	(4,215)	(4,135)
Other loans	(383)	(388)	(390)	(391)
Financing obligations	(488)	(636)	(702)	(675)
Mortgages payable	(20)	(22)	(24)	(23)
Finance lease liabilities	(1,277)	(1,542)	(1,695)	(1,635)
Cumulative preferred financing shares	(497)	(526)	(526)	(548)
Total financial liabilities (including current portions)	(6,424)	(7,071)	(7,552)	(7,407)

Foreign exchange derivatives	(29)	(29)	(15)	(29)
Interest rate derivatives	25	25	26	58
Cross-currency interest rate swaps	135	135	124	88
Total derivative financial instruments	131	131	135	117

34 Commitments and contingencies

Rent commitments

The annual costs of Ahold’s rentals and operating leases including those of discontinued operations were as follows:

	2006	2005	2004
Minimum rentals	728	690	911
Contingent rentals	38	31	24
Lease- and sublease income[1]	(180)	(160)	(239)
Total	586	561	696

1	Includes amounts presented as part of net sales in the consolidated statements of operations.

Certain store leases provide for contingent additional rentals based on a percentage of sales. Substantially all of the store leases have renewal options for additional terms. None of Ahold’s leases impose restrictions on the ability of Ahold to pay dividends, incur additional debt, or enter into additional leasing arrangements.

The aggregate amounts of Ahold’s minimum rental commitments to third parties (corrected for sublease income) as of December 31, 2006 under non-cancelable operating lease contracts for the next five years and thereafter were as follows:

2007	545
2008	514
2009	475
2010	430
2011	410
Thereafter	3,690
Total	6,064

The total future minimum sublease payments expected to be received under non-cancelable subleases is EUR 1,251.

AHOLD ANNUAL REPORT 2006	111

Financial statements – Notes to the consolidated financial statements

Note 34

Capital investment commitments

Ahold had outstanding capital investment commitments for non-current assets of approximately EUR 392 and EUR 485 as of December 31, 2006 and January 1, 2006, respectively.

Ahold’s consolidated capital investment commitments by region as of December 31, 2006 were as follows:

Region		Land and buildings	Machinery/ equipment	Other property, plant and equipment	Total property, plant and equipment	Intangible assets	Total investment commitments
United States		166	87	57	310	–	310
Europe		64	2	3	69	13	82
Total		230	89	60	379	13	392
Expected payments relating to these commitments are as follows:
Region	2007	2008	2009	2010	2011	After 2011	Total
United States	251	15	14	17	13	–	310
Europe	54	19	4	3	1	1	82
Total	305	34	18	20	14	1	392

Purchase commitments

Ahold enters into purchase commitments with vendors in the ordinary course of business. The Company has long-term purchase contracts with some vendors for varying terms that require the Company to buy services and predetermined volumes of goods and goods not-for-resale at fixed prices. As of December 31, 2006, the Company’s purchase commitments were approximately EUR 1,143, which are not recorded on the consolidated balance sheets (January 1, 2006: EUR 2,931). Not included in these purchase commitments are those purchase contracts for which Ahold has received advance vendor allowances, such as up-front signing payments in consideration of its purchase commitments. These contracts generally may be terminated without satisfying the purchase commitments upon repayment of the unearned portions of the advance vendor allowances. The unearned portion of these advance vendor allowances is recorded as a liability on the consolidated balance sheets.

Guarantees

Guarantees to third parties issued by Ahold, primarily covering liabilities and commitments of its subsidiaries, can be summarized as follows:

	December 31, 2006	January 1, 2006
Lease guarantees	906	943
Loan guarantees	13	32
Corporate and buyback guarantees	118	115
Total	1,037	1,090

Ahold is contingently liable for leases that have been assigned to third parties in connection with facility closings and asset disposals. Ahold could be required to assume these leases if any of the assignees is unable to fulfill their lease obligations. The lease guarantees are based on the nominal value of future minimum lease payments of the assigned leases.

The lease guarantees disclosed in Ahold’s 2005 Annual Report were based on discounted values of such lease payments over the life of the lease using a discount rate of 8 percent. On a discounted basis the lease guarantees are EUR 586 and EUR 602 at December 31, 2006 and January 1, 2006, respectively. Of the EUR 906 of lease guarantees, EUR 633 relates to the BI-LO/Bruno’s divestment. Due to the wide distribution of the assignments among third parties and various remedies available to Ahold, management believes the likelihood that it will be required to assume a material amount of these obligations is remote. Ahold assessed that the fair value of these lease guarantees amounts to EUR 3 (January 1, 2006: EUR 2). As further disclosed in Note 3, the fair values of these lease guarantees have been recognized on the consolidated balance sheets as financial guarantee contract liabilities. For information about legal proceedings in connection with certain leases of Bradlees Stores, Inc. that Ahold has guaranteed, see “Stop & Shop Bradlees Lease Litigation with Vornado” below in this Note 34.

Loan guarantees relate to the principal amounts of certain loans payable by Ahold’s franchisees, non-consolidated real estate development entities and joint ventures. The term of most guarantees is equal to the term of the related loan. Ahold’s maximum liability under the guarantees equals the total amount of the related loans recorded on the consolidated balance sheets plus, in most cases, reasonable costs of enforcement of the guarantee.

Ahold’s corporate guarantees have been provided to certain suppliers of Ahold’s franchisees or non-consolidated entities. Ahold would be required to perform under the guarantee if the franchisee or non-consolidated entity failed to meet the financial obligations, as described in the guarantee.

Buyback guarantees relate to Ahold’s commitment to repurchase stores or inventory from certain franchisees at predetermined prices. The buyback guarantee reflects the maximum committed repurchase value under the guarantee.

112	AHOLD ANNUAL REPORT 2006

Note 34

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

Proceedings in connection with events as announced on February 24, 2003

On February 24, 2003 Ahold announced that it would be restating its financial position and results for the years 2001 and 2000 as a result of certain accounting irregularities at U.S. Foodservice, the improper consolidation of certain of Ahold’s joint-venture subsidiaries and certain other accounting-related matters (the “February 24 Announcement”). Following the February 24 Announcement, numerous lawsuits were filed and civil and criminal investigations of Ahold were initiated by both U.S. and non-U.S. governmental and regulatory authorities. Most of these proceedings have been concluded. Below is an update on the relevant proceedings.

U.S. Securities Class Action and VEB proceedings

On June 17, 2006, the U.S. District Court for the District of Maryland entered a final order and judgment approving Ahold’s agreement with the lead plaintiffs to settle the Securities Class Action entitled “In re Royal Ahold N.V. Securities & ERISA Litigation” (the “Securities Class Action”). The final order and judgment approving the settlement, which was announced on November 28, 2005, are no longer subject to appeal. On November 28, 2005, Ahold also announced that it had reached an agreement to settle litigation with the Vereniging van Effectenbezitters (“VEB”) (the Dutch Shareholders’ Association).

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

Ahold has contributed to the settlement fund in two instalments: two thirds of the settlement amount, USD 733 was funded into escrow on January 11, 2006, following the preliminary court approval of the settlement by the District Court and the remaining one third, USD 367 was funded into escrow on January 29, 2007.

In addition, in January 2006, Ahold made a payment of USD 9 into an escrow account for payment to (an entity designated by) the VEB within 10 days following final court approval of the settlement as compensation to the VEB for facilitating the global settlement. As a consequence of the settlement and as further discussed below, Ahold received an amount of approximately USD 112 from its Director & Officer (“D&O”) insurers in addition to payments it had previously received to cover legal expenses. The USD 112 was used for Ahold’s payment to the settlement fund.

On November 13, 2006, Ahold’s Corporate Executive Board resolved to allocate 50 percent of the Securities Class Action settlement amount, after subtraction of insurance proceeds, to U.S. Foodservice prior to year-end 2006. The total amount of the Securities Class Action settlement, after subtraction of insurance proceeds, is USD 988.

Ahold entered into an agreement on June 14, 2006 with the ERISA lead plaintiffs to settle the ERISA action in exchange for USD 2.5 (EUR 2). Following the settlement of the ERISA action, on September 29, 2006 Ahold, Ahold USA, Inc. and U.S. Foodservice, Inc. entered into the Partial Settlement Agreement and Release with Royal Indemnity Company (“RIC”), as successor to Royal Insurance Company of America, which had provided Fiduciary Insurance under which Ahold claimed coverage with respect to the ERISA action. Pursuant to the Partial Settlement Agreement and Release, RIC deposited the sum of USD 2.5 (EUR 2) on behalf of Ahold with an escrow agent to fund the settlement on December 14, 2006. On February 12, 2007 the District Court issued its Order approving the settlement of the ERISA action.

Director & Officer liability insurance

Following the February 24 Announcement, a number of insurance coverage disputes arose between Ahold and its D&O insurers, some of which led to litigation or arbitration. In 2004 and 2005, Ahold reached settlements with all but three of its excess D&O insurers. In April 2006, Ahold reached settlement with one of the three remaining excess D&O insurers, resulting in Ahold receiving USD 1.5 (EUR 1) of insurance proceeds. Ahold remains in litigation before the District Court of Haarlem, the Netherlands, with the two remaining excess D&O insurers that have denied coverage to Ahold. The combined limits of liability currently in dispute with these two insurers are approximately USD 21 (EUR 16).

Governmental/regulatory investigations

On September 25, 2006, the U.S. Department of Justice (the “DOJ”), through the U.S. Attorney’s Office for the Southern District of New York (the “U.S. Attorney”) confirmed in connection with a non-prosecution agreement that it will not be criminally prosecuting Ahold and U.S. Foodservice in connection with the events leading to the February 24 Announcement. From 2004 to 2006, the DOJ brought securities fraud and other criminal charges against certain individuals, all of them either former U.S. Foodservice employees or former employees of vendors that sold food and food-related products to U.S. Foodservice.

AHOLD ANNUAL REPORT 2006	113

Financial statements – Notes to the consolidated financial statements

Note 34

As previously announced the DOJ is also conducting a civil investigation, which the Company believes relates to certain billing practices of U.S. Foodservice with regard to contracts with federal agency customers. The U.S. Attorney has requested that the Company provide certain documents generally related to (i) U.S. Foodservice’s cost of products purchased from certain vendors, including the Value Added Service Providers, and the prices charged for such products when sold to federal agency customers and (ii) U.S. Foodservice’s freight costs and the amounts charged for freight costs for products sold to federal agency customers.

Ahold continues to cooperate fully with the U.S. Attorney’s investigation. Although Ahold believes it is probable that claims will be asserted in the civil investigation, Ahold believes it may have meritorious defenses to such claims as may be asserted. Due to the stage of the civil investigation, Ahold cannot at this time provide a reasonable estimate of any potential liability and, if so, the amount of such liability.

Following the February 24 Announcement, through authority delegated to it under Section 504 of the ERISA, the U.S. Department of Labor (“DOL”) opened an investigation into whether any criminal violations of ERISA were committed by Ahold and certain of its current and/or former officers, directors and employees in connection with the 401(k) plans of Ahold U.S.A., U.S. Foodservice and Stop & Shop. In addition, in 2003 the Employee Benefits Security Administration of the DOL also commenced a civil investigation relating to the U.S. Foodservice, Inc. 401(k) Savings Plan Master Trust to determine whether any violations under Title I of ERISA have occurred, including breaches of fiduciary duty, which investigation remains pending. To date, these investigations have not been concluded. Ahold is fully cooperating with each of the DOL investigations.

Dutch and U.S. proceedings regarding terminations

Ahold’s former Chief Executive Officer, Cees van der Hoeven and Chief Financial Officer A. Michiel Meurs, have each agreed in the context of their separation that the determination of their severance package, if any, must be left to an impartial body, in this case an arbitration tribunal, which is comprised of persons with experience in this area and not having any relationship with either Ahold or the former Chief Executive Officer and Chief Financial Officer, to ensure complete objectivity of the proceedings. In December 2003, the former Chief Executive Officer and Chief Financial Officer initiated an arbitration proceeding which is presently pending.

In February 2004, James L. Miller, former Chief Executive Officer of U.S. Foodservice, filed an action in the U.S. District Court for the District of Maryland, Northern Division (the “Federal Court”) against Ahold, Ahold U.S.A., U.S. Foodservice and various executive officers and directors of Ahold, asserting various causes of action in connection with U.S. Foodservice’s termination of his employment as of October 1, 2003 and seeking compensatory damages of USD 10 (EUR 8), punitive damages, attorneys’ fees, injunctive relief and a declaratory judgment that he is entitled to post-termination benefits. The executive officers and directors named in this case have been dismissed from the case with prejudice. In May, 2004, Ahold and the other named defendants filed a counterclaim alleging that Mr. Miller had breached the fiduciary duties he owed to Ahold and U.S. Foodservice and the terms of his employment agreement with

U.S. Foodservice, and seeking compensatory and exemplary damages and restitution of compensation paid to Mr. Miller during his tenure at U.S. Foodservice. In December 2005, the Federal Court issued a memorandum opinion directing U.S. Foodservice to pay Mr. Miller’s legal fees and expenses incurred in connection with this litigation pursuant to the terms of a letter agreement executed with U.S. Foodservice prior to his termination. By order dated August 30, 2006, the Federal Court awarded Mr. Miller advancement of legal fees and expenses in the amount of USD 0.1 (EUR 0.1) and setting guidelines for future payments of legal fees under the letter agreement. U.S. Foodservice has filed replies to Mr. Miller’s interrogatories and the parties continue with written and deposition discovery. Trial has been scheduled by the Federal Court for the fall of 2007.

Uruguayan and Argentine litigation

Ahold, together with Disco S.A. (“Disco”) and Disco Ahold International Holdings N.V. (“DAIH”), is a party to certain legal proceedings in Uruguay and Argentina related to Ahold’s acquisition of Velox Retail Holdings’ shares in the capital of DAIH in 2002. The plaintiffs, alleged creditors of certain Uruguayan and other banks, have obtained provisional remedies in Uruguay, which were executed in Argentina and have affected the sale and transfer of the remaining 15 percent of the outstanding shares of Disco to Cencosud S.A. (“Cencosud”). The alleged damages by the plaintiffs in the remaining proceedings amount to approximately USD 72 (EUR 55) plus interest and costs. The trials on the merits of these cases have yet to start. Ahold continues to believe that these legal proceedings are without merit and will continue to vigorously oppose plaintiffs’ claims.

On March 23, 2005 Ahold received from escrow the final purchase amount for the approximately 85 percent of the shares of Disco, after reaching an agreement with Cencosud on the final purchase price adjustment resulting from the closing balance sheet of Disco. The transaction still requires Argentine antitrust approval, although this will not affect Ahold’s retention of the purchase amount. The purchase amount for the remaining approximately 15 percent of the Disco shares that currently have not been transferred by Ahold to Cencosud remains in escrow until such shares can legally be transferred to Cencosud. As referred to above, these shares are subject to certain Uruguayan court orders processed and executed in Argentina.

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

114	AHOLD ANNUAL REPORT 2006

Note 34

On February 19, 2004, the AFIP issued Pré-vista de la Determinación de Oficio (“Prévista”) relating to the same bonds based on similar allegations as in Vista for the period from May 2002 to the respective repayment and redemption dates of the bonds. The AFIP alleged that Disco improperly failed to pay VAT on both bond issues and failed to withhold tax on the interest paid to foreign holders of its allegedly non-public bonds. During 2003 and 2004 Disco made various defense filings stating that the bonds were placed through a public offer and that taxes have been withheld and paid in compliance with applicable Argentine laws and regulations. On April 6, 2006, the AFIP agreed to withdraw both the firm (Vista) and preliminary (Prévista) tax claim against Disco for taxes allegedly owed in connection with Disco bond issues in 1998. The withdrawal of these tax claims needed in part to be ratified by the Argentine Tax Court (Tribunal Fiscal de la Nación). On May 31, 2006, the Argentine Tax Court ratified the withdrawal of the firm tax claim. Lifting of the attachments has been completed for all but one piece of real estate. The AFIP has resolved to archive the Prévista. As a consequence, these tax claims are now resolved. Under the terms of the share purchase agreement with Cencosud on the sale of the Disco shares, Ahold was to hold Cencosud and Disco harmless for the outcome of the tax assessment claims related to the Disco Bonds.

D&S c.s. litigation

On April 28, 2003, the public companies Distribucion y Servicio D&S S.A. and Servicios Profesionales y de Comercializacion S.A. (together, “D&S c.s.”) initiated civil proceedings against DAIH in the Netherlands Antilles in connection with Disco’s acquisition in 2000 of Supermercados Ekono S.A. (“Ekono”), which owned supermarkets in Buenos Aires, Argentina. D&S c.s. sought payment of approximately USD 47 (EUR 36) plus interest. The Court of First Instance in the Netherlands Antilles in its judgment of September 5, 2005 dismissed all claims filed by D&S c.s. against DAIH. D&S appealed the judgment of September 5, 2005. On August 22, 2006, the Joint Court of Appeals of the Netherlands Antilles and Aruba upheld the judgment of the Court of First Instance in the Netherlands Antilles of September 5, 2005, in which all claims filed by D&S c.s. against DAIH were dismissed. Since D&S has not appealed with the Dutch Supreme Court within the set term, this judgment is now firm.

On April 26, 2005, D&S has initiated legal proceedings in relation to the aforementioned claim against Ahold before the District Court of Haarlem in the Netherlands, seeking a similar amount in damages. Currently, a judgment is expected in 2007. Ahold’s assessment of this claim filed in Haarlem is not different from the assessment in the Netherlands Antilles proceedings, which assessment resulted in the release of a provision.

D&S has taken initial steps to start arbitration proceedings against Disco in Argentina but has to date not substantiated its claim. An arbitration panel has not been appointed either. Disco believes it has proper defenses in these proceedings. As part of the sale of Disco to Cencosud in 2004, Ahold has indemnified Cencosud and Disco against this claim from D&S.

Stop & Shop Bradlees Lease Litigation with Vornado

In connection with the spin-off of Bradlees Stores, Inc. (“Bradlees”) discussed under Contingent Liabilities below, Stop & Shop, Bradlees and Vornado (or certain of its affiliates, collectively “Vornado”), and a landlord on a number of the assigned leases, entered into a Master Agreement and Guaranty, dated as of May 1, 1992 (the “Master Agreement”) relating to 18 leases for which Vornado was the landlord. Pursuant to the Bradlees Bankruptcies (also discussed under Contingent Liabilities below) Bradlees either rejected or assumed and assigned the leases subject to the Master Agreement. On November 25, 2002, Vornado sent a written demand to Stop & Shop to pay certain so-called “rental increases” allegedly due under the Master Agreement in connection with certain leases, comprised of USD 5 (EUR 4) annually through January 31, 2012, and, if certain renewal options are exercised, USD 6 (EUR 5) annually thereafter through the expiration of the last lease covered by the Master Agreement, which Vornado alleges could extend until 2031, depending upon whether renewal options are exercised. On December 31, 2002, Stop & Shop instituted an action in the New York State Supreme Court seeking a declaration that it is not obligated to pay the rental increases demanded by Vornado. After a number of procedural motions and decisions, on February 14, 2005, Vornado filed a counterclaim seeking damages and a declaration that Stop & Shop is obligated to pay rental increases. In 2005, both Vornado and Stop & Shop filed motions for summary judgment which were denied by the New York State Supreme Court, and such denial was upheld on appeal by the New York State Supreme Court, Appellate Division pursuant to a Decision and Order on December 14, 2006. Vornado has sought reargument of the appeal. Stop & Shop continues to believe that it is not obligated to pay the rental increases demanded by Vornado and intends to vigorously pursue the litigation and defend against Vornado’s claims.

Waterbury litigation

In October 2006, two customers of U.S. Foodservice, Waterbury Hospital and Cason, Inc., filed a putative class action against U.S. Foodservice in the U.S. District Court for the District of Connecticut. The complaint, which was amended to add Frankie’s Franchise Systems Inc. as a plaintiff, alleges causes of action based on certain pricing practices of U.S. Foodservice with respect to “cost plus” agreements between U.S. Foodservice and some of its customers. U.S. Foodservice filed a motion to dismiss the action on February 2, 2007. U.S. Foodservice believes it has meritorious defenses to the claims set forth in the complaint and intends to defend vigorously against the lawsuit. U.S. Foodservice cannot at this time provide a reasonable estimate of any potential liability.

AHOLD ANNUAL REPORT 2006	115

Financial statements – Notes to the consolidated financial statements

Note 34

Residual liabilities from disposals in 2004, 2005 and 2006

For a discussion of Ahold’s contingent liabilities with respect to the divestments, see “Contingent liabilities–Sale of Ahold’s operations” below in this note. Under customary provisions in the agreements regarding disposals, Ahold has indemnified certain claims brought against its former subsidiaries and has guaranteed certain representations and warranties given in the disposal transactions. During 2004, 2005 and 2006 Ahold has received a number of claims from the relevant parties with respect to such indemnifications and guarantees. Although ultimate liability cannot be determined at present, Ahold is currently of the opinion that the amount of any such liability from these claims will not have a material adverse effect on its financial position or results. Adequate provisions have been taken for pending or threatened litigations where deemed necessary.

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

Contingent liabilities

Sale of Ahold’s operations

Related to the sale of the assets of Ahold’s operations in Brazil (Bompreço/Hipercard), Argentina, Spain (Ahold Supermercados), the United States (BI-LO/Bruno’s, Tops’ Wilson Farms and SugarCreek convenience stores and Tops’ stores in Northeast Ohio), Poland (hypermarkets) and the Netherlands and Belgium (Deli XL), as further described in Note 12, Ahold has provided in the relevant sales agreements certain customary representations and warranties including but not limited to, completeness of books and records, title to assets, schedule of material contracts and arrangements, litigation, permits, labor matters and employee benefits and taxes. These representations and warranties will generally terminate, depending on the specific representations and warranties, one to three years after the date of the relevant agreement. The claims under the representations and warranties are, with certain exceptions, capped at EUR 38 for Bompreço/Hipercard, EUR 50 for Spain, USD 33 (EUR 25) for BI-LO/Bruno’s, USD 5 (EUR 4) for Wilson Farms and SugarCreek convenience stores, PLN 120 (EUR 31) for the Polish hypermarkets and EUR 40 for Deli XL. In addition, specific, limited representations and warranties were given with respect to the divestment of Paiz Ahold. The claims under those representations and warranties were capped at the sale price, but the impact of any claim under such representations and warranties is not expected to be material.

With respect to Disco, the claims under the representation and warranties are capped at USD 15 (EUR 11). In addition, Ahold is required to indemnify the buyers of Disco for (i) certain claims made in relation to the mandatory conversions into Argentine pesos of certain U.S. dollar debts of Disco, (ii) the assessment of taxes made by the Argentinean tax authorities related to certain bonds issued by Disco and (iii) certain claims made by creditors of certain Uruguayan and other banks. For additional information on these legal proceedings, see “Legal proceedings” above. Ahold’s indemnification obligations relating to these legal proceedings are not capped at a certain amount nor restricted to a certain time period.

Similar representations and warranties exist for certain of the Company’s smaller divestments in 2004, 2005 and 2006 as described in Note 12. The aggregate impact of a claim under such representations and warranties is not expected to be material.

BI-LO/Bruno’s

In connection with the sale of BI-LO and Bruno’s, Ahold may be contingently liable to landlords under guarantees of 215 BI-LO or Bruno’s operating or finance leases, which existed at the time of the sale in the event of a future default by the tenant under such leases.

Tops convenience stores

Pursuant to applicable law Tops may be contingently liable to landlords under 193 leases assigned in connection with the sale of the Tops’ Wilson Farms and SugarCreek convenience stores in the event of a future default by the tenant under such leases and Ahold may be contingently liable to landlords under guarantees of 69 of such leases in the event of a future default by the tenant under such leases.

Tops Northeast Ohio stores

On July 7, 2006, Tops announced that it would close 46 stores in Northeast Ohio. On December 8, 2006, those stores were closed, and as of March 1, 2007 28 of the 46 locations had been sold. Giant Eagle, Inc. purchased 19 of the 46 stores and 9 others were sold to third-party operators or real estate developers. With respect to the remaining stores, Tops currently has two pending lease termination agreements and is in varying stages of negotiations or marketing of the others. In connection with the store sales, Tops and Ahold have certain post-closing indemnification obligations under the sale agreements, which Ahold believes are customary for transactions of this nature. Pursuant to applicable law, Tops may be contingently liable to landlords under the 21 leases which have been assigned to various third-party operators and two leases where premises have been sublet to third party operators. Ahold may be contingently liable to landlords under guarantees of 14 of such leases in the event of a future default by the tenant under such leases. In the event Tops is able to assign the leases for the remaining Northeast Ohio stores, then pursuant to applicable law, Tops also may be contingently liable to landlords under these remaining leases in the event of a future default by the tenant under such leases. Similarly, Ahold may be contingently liable to landlords under guarantees of certain of such remaining leases in the event of a future default by the tenant under such leases. Additionally, under U.S. pension law, the buyers of certain of Tops stores assumed the pension withdrawal liability associated with the underfunding of certain pension funds and Tops remains secondarily liable in the event the buyer defaults within five-plan years.

116	AHOLD ANNUAL REPORT 2006

Note 34, 35

Bradlees

In 1992, Stop & Shop spun off Bradlees as a public company (the “Bradlees Spin-off”). In connection with the Bradlees Spin-off, Stop & Shop assigned to Bradlees certain commercial real property leases. Pursuant to a 1995 reorganization of Bradlees and a subsequent wind-down and liquidation of Bradlees following a bankruptcy protection filing on December 26, 2000 (collectively, the “Bradlees Bankruptcies”), a number of such real property leases were assumed and assigned to third parties. Pursuant to applicable law Stop & Shop may be contingently liable to landlords under certain of the leases assigned in connection with the Bradlees Spin-off and subsequently assumed and assigned to third parties in connection with the Bradlees Bankruptcies.

35 Reconciliation of ifrs to us gaap

Ahold’s consolidated financial statements have been prepared in accordance with IFRS, as adopted by the EU, which differs in certain significant respects from US GAAP. Such differences include methods for measuring the amounts shown in the consolidated financial statements, presentation of items in the consolidated balance sheets and consolidated statements of operations as well as additional disclosures required by US GAAP.

The principal differences between IFRS and US GAAP for the Company are quantified and described below.

a. Reconciliation of net income (loss) and shareholders’ equity from IFRS to US GAAP

The effects of the application of US GAAP on net income for 2006, 2005 and 2004 are set out in the table below:

	Note	2006	2005	2004
Net income in accordance with IFRS		915	146	883
Minority interests		(16)	(26)	(13)
Net income attributable to the equity holders of the parent		899	120	870

Items increasing (decreasing) net income:
Goodwill	1	2	17	(158)
Other intangible assets	2	(17)	(17)	(26)
Real estate	3	(14)	8	3
Derivative instruments and loans	4	58	67	19
Pensions and other post-employment benefits	5	(36)	(42)	(50)
Non-current assets held for sale and discontinued operations	6	24	(194)	(442)
Investments in joint ventures and associates, net of tax	7	(19)	(24)	(261)
Other	8	(36)	12	76
Income taxes	9	71	(20)	(5)
Minority interest, net of tax	10	(1)	9	5
Dividend on cumulative preferred financing shares	11	42	44	44
Net income (loss) in accordance with US GAAP		973	(20)	75

The effect of the application of US GAAP on equity attributable to the equity holders of the parent as of December 31, 2006 and January 1, 2006 is set out in the table below:

	Note	December 31, 2006	January 1, 2006
Group equity in accordance with IFRS		5,270	4,661
Minority interests in accordance with IFRS		(71)	(63)
Equity attributable to the equity holders of the parent		5,199	4,598

Items increasing (decreasing) shareholders’ equity:
Goodwill	1	3,305	3,623
Other intangible assets	2	435	503
Real estate	3	(220)	(232)
Derivative instruments and loans	4	70	50
Pensions and other post-employment benefits	5	408	209
Investments in joint ventures and associates, net of tax	7	1,370	1,370
Other	8	21	42
Income taxes	9	(96)	(108)
Minority interest, net of tax	10	(59)	(54)
Shareholders’ equity in accordance with US GAAP		10,433	10,001

AHOLD ANNUAL REPORT 2006	117

Financial statements – Notes to the consolidated financial statements

Note 35

1. Goodwill

Recognition and measurement

Pursuant to the exemption available under IFRS 1, the Company elected not to restate the carrying amount of goodwill arising from business combinations completed prior to December 29, 2003 from its previous balance under Dutch GAAP. Under Dutch GAAP, goodwill was charged directly to shareholders’ equity upon acquisition until November 30, 2000, after which date goodwill was capitalized and amortized on a straight-line basis over a period not exceeding 20 years. Under US GAAP, goodwill was capitalized and amortized on a straight-line basis over a period not exceeding 40 years with respect to business combinations completed prior to June 30, 2001. Effective 2002, goodwill is no longer amortized but rather tested for impairment based on triggering events and at least annually.

Impairment

Reconciling items related to impairment arise based on differences in the initial recognition and measurement of goodwill upon completion of a business combination as described above and the impairment test itself. Under IFRS, impairment testing is conducted by comparing the carrying amount of a cash-generating unit to which goodwill is allocated to its recoverable amount, which is measured by using the higher of the fair value less costs to sell or the value in use of the asset. Under US GAAP, the impairment test is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of a reporting unit to its carrying amount including goodwill. If the carrying amount exceeds the fair value of the reporting unit, a second step is performed, which compares the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any.

In 2006, goodwill impairment losses under US GAAP were EUR 2 lower than under IFRS. In 2005, goodwill impairment losses under US GAAP were EUR 17 lower than under IFRS, mainly related to Tops. This goodwill had already been fully impaired in 2004 under US GAAP. In 2004 additional goodwill impairment losses under US GAAP were recognized for EUR 156 related to Tops and EUR 2 related to other.

The US GAAP goodwill balances by segment are as follows:

	Stop & Shop/ Giant- Landover	Giant- Carlisle/ Tops	Albert Heijn	Central Europe	Schuitema	Other retail	U.S. Foodservice	Total
Year ended January 2, 2005
Opening carrying amount	2,712	183	101	22	315	402	2,499	6,234
Acquisitions	–	–	8	3	5	–	–	16
Purchase accounting adjustments	(12)	–	–	–	–	(4)	(58)	(74)
Impairment losses	–	(156)	–	–	–	(2)	–	(158)
Classified as held for sale or sold	–	–	–	(1)	–	(396)	–	(397)
Exchange rate difference	(228)	(10)	–	(1)	–	–	(206)	(445)
Closing carrying amount	2,472	17	109	23	320	–	2,235	5,176

Year ended January 1, 2006
Opening carrying amount	2,472	17	109	23	320	–	2,235	5,176
Acquisitions	–	–	14	20	1	–	6	41
Impairment losses	–	–	(1)	–	(2)	–	–	(3)
Classified as held for sale or sold	–	–	–	–	–	–	(15)	(15)
Exchange rate difference	359	2	–	2	–	–	323	686
Closing carrying amount	2,831	19	122	45	319	–	2,549	5,885

Year ended December 31, 2006
Opening carrying amount	2,831	19	122	45	319	–	2,549	5,885
Acquisitions	–	46	100	2	14	–	–	162
Classified as held for sale or sold	–	–	(1)	–	(4)	–	–	(5)
Exchange rate difference	(291)	(3)	–	3	–	–	(262)	(553)
Closing carrying amount	2,540	62	221	50	329	–	2,287	5,489

118	AHOLD ANNUAL REPORT 2006

Note 35

2. Other intangible assets

Pursuant to the exemption available under IFRS 1, the Company elected not to restate the carrying amount of other intangible assets arising from business combinations completed prior to December 29, 2003 from its previous balance under Dutch GAAP. Differences between US GAAP and IFRS relate to the carrying amount of certain brand names and customer relationships recorded upon the completion of business combinations under US GAAP prior to December 30, 2001 and charged directly through equity or recorded as part of goodwill under Dutch GAAP. Under US GAAP, through December 30, 2001, brand names were amortized over a period not exceeding 40 years. On December 31, 2001, the Company re-assessed the useful lives of its other intangible assets and deemed its brand names to have an indefinite useful life. Accordingly, brand names are no longer amortized under US GAAP after December 31, 2001. IFRS requires the application of a similar policy to account for intangible assets since the IFRS transition date. Customer relationships are amortized over the estimated duration of the relationship under IFRS and US GAAP.

The Company recognized additional amortization of customer relationships under US GAAP of EUR 17, EUR 17 and EUR 26 in 2006, 2005 and 2004, respectively, due to differences in the underlying carrying amount of these assets. Under US GAAP the carrying amount of brand names held and used was EUR 441 and EUR 491 as of December 31, 2006 and January 1, 2006, respectively. Under US GAAP the carrying amount of customer relationships was EUR 82 and EUR 144 as of December 31, 2006 and January 1, 2006, respectively.

3. Real estate

Sale and leaseback accounting

Under IFRS, if a sale and leaseback transaction transfers substantially all risks and rewards of ownership to the buyer-lessor and the transaction is established at fair value, the gain or loss on the sale is recognized immediately in the consolidated statements of operations. If the sale and leaseback does not transfer substantially all risks and rewards of ownership to the buyer-lessor, any gain is deferred and recognized ratably over the lease term. Under US GAAP, if the criteria for sale and leaseback accounting are met, any profit or loss on a sale consummated at fair value is generally deferred and amortized in proportion to the amortization of the leased asset for a finance lease and in proportion to the related gross rental charges for an operating lease. In evaluating whether the criteria for sale and leaseback accounting are met under US GAAP, any form of continuing involvement with the property, other than a normal leaseback, results in accounting for the transaction as a financing. As a result of these differences, certain gains that were recognized at the date of sale and leaseback transactions under IFRS were deferred under US GAAP. The difference in net income is comprised of the amortization relating to previously deferred gains on sale and leaseback transactions, partly offset by deferrals of gains in connection with several new sale and leaseback transactions.

The impact of these differences on income (loss) before income taxes is EUR 5, EUR 0 and EUR 11 in 2006, 2005 and 2004, respectively. The effect on shareholders’ equity is EUR (188) and EUR (210) as of December 31, 2006 and January 1, 2006, respectively.

Other real estate differences

This item mainly relates to accounting for leases with land and building components. Under IFRS, a finance lease that includes both land and building is viewed as two separate components. The land component is classified as an operating lease unless title is expected to transfer at the end of the lease. The building component is classified separately as either an operating or a finance lease. Under US GAAP, bifurcation of a finance lease including land and building is not allowed if the land component is less than 25 percent of the total property value. The reconciling item represents the difference between the operating lease expenses of the land recognized on a straight-line basis under IFRS and the additional depreciation and interest expenses of the land that is capitalized under US GAAP. The impact on income (loss) before income taxes is EUR (19), EUR 8 and EUR (8) in 2006, 2005 and 2004, respectively. The effect on shareholders’ equity is EUR (32) and EUR (22) as of December 31, 2006 and January 1, 2006, respectively.

4. Derivative instruments and loans

Embedded derivatives

Certain of the Company’s lease agreements in Central Europe are denominated in EUR or USD. Under US GAAP these contracts are considered to have de facto embedded foreign exchange derivatives, which are separately accounted for at fair value on the balance sheet with gains and losses recognized in the consolidated statements of operations. Under IFRS, because the lease payments are denominated in a currency that is commonly used in the economic environment in which the transactions take place, the embedded feature is not accounted for separately. Furthermore the foreign currency forwards that are entered into to hedge the foreign currency risks embedded in these lease contracts, which are generally accounted for as cash flow hedges under IFRS, are accounted for as standalone derivatives under US GAAP with fair value gains and losses recognized in the consolidated statements of operations. The impact of these differences on income (loss) before income taxes is EUR 41, EUR 5 and EUR (7) in 2006, 2005 and 2004, respectively. The effect on shareholders’ equity is EUR 66 and EUR 23 as of December 31, 2006 and January 1, 2006, respectively.

AHOLD ANNUAL REPORT 2006	119

Financial statements – Notes to the consolidated financial statements

Note 35

Release of cash flow hedge reserve and revaluation of bonds under fair value hedges

Ahold’s reconciling differences relate to timing differences between IFRS and US GAAP, since the Company was unable to apply hedge accounting under US GAAP in 2001. Under IFRS transition rules hedge accounting was deemed to have been applied from the inception of the derivative contracts, including 2001, to calculate the cash flow hedge reserve and fair value hedge as of the transition date. As a result, balances recorded in the cash flow hedge reserve under IFRS differ from the balances recorded in other comprehensive income under US GAAP at the transition date and consequently different amounts are released from the cash flow hedge reserve under IFRS compared to the amounts released from other comprehensive income under US GAAP. The fair value hedge became ineffective in 2006. The impact of these differences on income (loss) before income taxes is EUR 4, EUR 58 and nil in 2006, 2005 and 2004, respectively. The effect on shareholders’ equity is EUR 4 and EUR 27 as of December 31, 2006 and January 1, 2006, respectively.

Convertible bond

Under IFRS the EUR 920 convertible bond, originally maturing in May 2005, was bifurcated between the conversion feature and the bond, resulting in the recognition of a conversion feature valued at EUR 29 in the 2004 opening balance under IFRS and a corresponding reduction in the carrying amount of the bond as previously recognized under Dutch GAAP. In 2004 the bond was redeemed early, resulting in a one-time loss under IFRS of EUR 20 relating to the remaining value of the conversion feature and EUR 9 of interest expense relating to the change in the value of the conversion feature through the redemption date of the bond. Since the bond did not have a beneficial conversion feature and the conversion option could only be physically settled, the bond was recorded at face value under US GAAP and when redeemed at face value, the conversion features were realized under US GAAP, resulting in an increase in US GAAP income (loss) before income taxes of EUR 29 in 2004.

5. Pensions and other post-employment benefits

As of December 31, 2006, defined benefit plans are recognized in the balance sheet at funded status, measured as the difference between plan assets at fair value and the projected benefit obligation for pensions or measured at the accumulated post-retirement benefit obligation, for any other post-retirement benefit plan. In addition, gains or losses and prior service costs or credits that arise during the period but that are not recognized as components of net periodic benefit cost are recognized, net of income taxes, as a component of other comprehensive income. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net period benefit costs. Under IFRS, defined benefit plans are recognized in the balance sheet at funded status less unrecognized actuarial gains or losses and prior service costs.

For years prior to 2006, an additional pension liability was recognized if the accumulated benefit obligation of a plan at the measurement date exceeded the fair value of plan assets and if the recognized accrued liability was less than the excess. This additional minimum pension liability was reflected as a charge to other comprehensive income, net of income taxes. IAS 19 does not contain an “additional minimum pension liability” provision.

The incremental effect of applying the new US GAAP standard, FAS 158, on the individual line items in the balance sheet at December 31, 2006 is as follows:

	Balances before application of FAS 158	FAS 158 adoption adjustments	Balances after application of FAS 158
Non-current pension and other post-employment benefits assets	122	261	383
Non-current pension and other post-employment benefit liabilities	(276)	(162)	(438)
Current pension and other post-employment benefit liabilities	–	(11)	(11)
Deferred tax assets	460	2	462
Investments in joint ventures and associates	2,236	(8)	2,228
Accumulated other comprehensive income	(279)	(82)	(361)
Group equity	(10,351)	(82)	(10,433)

FAS 158 requires the current portion of the liability to be calculated as the amount by which the expected payments related to the plan to be made over the next 12 months exceeds the fair value of the plan’s assets. The remaining portion of the liability is classified as non-current. Deferred tax assets and liabilities were impacted by both the elimination of the additional minimum liability (EUR 66) and the recognition of actuarial gains and losses and prior service costs in accumulated other comprehensive income (EUR 68). In the aggregate, the adoption of FAS 158 increased deferred tax assets by EUR 2.

Net periodic pension expense under US GAAP is EUR 36 higher than net periodic pension expense under IFRS mainly due to differences in the amortization of actuarial gains and losses (EUR 32), differences in the amortization of prior service cost (EUR 1) and differences in the amounts recognized for curtailments and settlements (EUR 2). These differences are mainly the result of the Company’s decision to recognize all actuarial gains and losses upon transition to IFRS on December 29, 2003, whereas under US GAAP these gains and losses continue to be amortized.

120	AHOLD ANNUAL REPORT 2006

Note 35

6. Non-current assets held for sale and discontinued operations

Classification as held for sale and discontinued operations

Certain divestments and planned divestments meet the definition of a discontinued operation under US GAAP, but not under IFRS. Under IFRS, the divestment must represent a separate major line of business or geographical area of operations, whereas under US GAAP, a component of an entity can be classified as a discontinued operation. In 2006, 2005 and 2004 the following divestments or intended divestments qualified as discontinued operations under US GAAP, but not under IFRS:

Entity (component)	Arena	Status	Qualified as of
Wilson Farms and SugarCreek	Giant-Carlisle/Tops Arena	Divested 2005	Q4 2003
Williams & Humbert	Other retail	Divested 2005	Q4 2004
Tops Adirondacks	Giant-Carlisle/Tops Arena	Divested 2006	Q1 2005
Sofco	U.S. Foodservice	Divested 2005	Q2 2005
Shopping center Czech Republic	Central Europe Arena	Divested 2006	Q2 2005
Tops Northeast Ohio	Giant-Carlisle/Tops Arena	Partially divested/Held for sale	Q2 2006

Furthermore, investments in joint ventures and associates cannot qualify as assets held for sale or discontinued operations under US GAAP. Under IFRS, investments in joint ventures and associates accounted for under the equity method can qualify as assets held for sale and discontinued operations. In 2006, Ahold’s 49 percent stake in JMR is retrospectively classified as held for sale and discontinued operation under IFRS but not under US GAAP. In 2005, Ahold completed the sale of its 50 percent stake in Paiz Ahold. Consequently, Paiz Ahold was classified as held for sale and discontinued operation under IFRS retrospectively in 2005, but not under US GAAP.

Impairment of assets held for sale

Differences in the impairment of assets held for sale result from differences in the carrying amounts of these assets between IFRS and US GAAP. These differences mainly relate to goodwill and the cumulative currency translation adjustment, which is included in the carrying amounts of assets held for sale that are tested for impairment under US GAAP, when the Company has committed to a plan to dispose of assets that will cause the cumulative translation adjustment to be included in net income. The Company recorded an additional impairment loss under US GAAP of EUR 158 in 2004 (2005 and 2006: nil) as these assets or disposal groups had a higher carrying amount under US GAAP compared to IFRS. Unrealized cumulative translation adjustments of EUR 185 in 2004 (2005 and 2006: nil) have been taken into account in determining the carrying amount while performing the impairment test of non-current assets or disposal groups held for sale under US GAAP.

Divestments of assets held for sale

During 2006, 2005 and 2004 Ahold completed several divestments. Under IFRS, the gains and losses on divestments can differ significantly from those under US GAAP, due to differences in the carrying amount upon disposal and differences in the cumulative currency translation adjustment balances that have been included in net income upon disposal. Cumulative currency translation adjustments under US GAAP were significantly different compared to IFRS as a result of the transitional provisions of IFRS, which allowed cumulative currency translation balances to be set to zero as of December 29, 2003.

	2006	2005	2004
Income from discontinued operations under IFRS	79	211	222
Differences in operational results	(80)	(26)	(289)
Differences in carrying amount upon divestments	19	107	513
Differences in cumulative currency translation adjustments	5	(155)	(704)
Results JMR and Paiz Ahold (discontinued operations under IFRS)	(29)	(183)	(54)
Loss from discontinued operations under US GAAP	(6)	(46)	(312)

AHOLD ANNUAL REPORT 2006	121

Financial statements – Notes to the consolidated financial statements

Note 35

7. Investments in joint ventures and associates

Ahold records its share in income (loss) of joint ventures and associates under both IFRS and US GAAP using the equity method of accounting. This adjustment reflects various differences between Ahold’s share in income (loss) of joint ventures and associates determined under IFRS and its share in income (loss) of joint ventures and associates determined under US GAAP. Additionally, the difference in shareholders’ equity includes differences related to goodwill of and on the investments in joint ventures and associates recorded prior to December 1, 2000.

In connection with ICA’s step acquisition of a 50 percent stake in its Rimi Baltic joint venture in 2006, under IFRS the joint venture’s identifiable assets, liabilities and contingent liabilities were remeasured to fair value at the acquisition date, including the 50 percent stake previously held. The adjustment to ICA’s previously held 50 percent stake was treated as a revaluation. Under US GAAP, the previously held 50 percent stake was not revalued, thereby resulting in a difference in shareholders’ equity equal to Ahold’s proportional interest in the revaluation adjustment.

In connection with the acquisition of its 50 percent stake in ICA in 2000, Ahold granted a put option to its joint venture (“JV”) partners in ICA (“Put Option”).

Under US GAAP the Put Option was considered to be an in-the-money Put Option that was recorded at fair value. Accordingly, Ahold recorded the Put Option as a liability and an increase in goodwill recorded relating to the investment in ICA. IFRS also required that the fair value of the Put Option be recognized as a liability. However, since goodwill was charged to shareholders’ equity under Dutch GAAP, the offset to the Put Option liability was recorded in opening shareholders’ equity under IFRS, resulting in a decrease of group equity. IFRS and US GAAP require that subsequent fair value changes of the Put Option are recorded in income. In 2004, the Put Options were exercised and waived, respectively, by the JV partners. As a result, the Put Option liability was released under IFRS and US GAAP. The gain on this transaction was different under US GAAP as a result of the aforementioned differences in the carrying amount of the goodwill on ICA.

The Company’s 50 percent stake in Paiz Ahold qualified as held for sale and was retrospectively classified as a discontinued operation under IFRS in 2005 but not under US GAAP. Differences in the carrying amount of the investment and the related currency translation adjustment results in a EUR 167 lower gain on divestments in 2005 under US GAAP than under IFRS. The Company’s 49 percent stake in JMR qualified as held for sale and was retrospectively classified as a discontinued operation in 2006 under IFRS but not under US GAAP.

8. Other

Other includes individually insignificant differences between IFRS and US GAAP, including impairment of non-current assets, provisions, share-based compensation, consolidation of variable interest entities (FIN 46R), accounting for certain guarantees and inventory valuation.

	Effect on income (loss) before income taxes			Effect on equity
	2006	2005	2004	2006	2005
Impairment of non-current assets	(10)	(3)	31	26	47
FIN 46	(3)	8	–	(6)	(4)
Share based compensation	(1)	24	19	–	–
Provisions	(12)	2	(2)	2	4
Other	(10)	(19)	28	(1)	(5)
	(36)	12	76	21	42

9. Income taxes

This item includes the income tax effects of reconciling items and certain differences in the accounting for income taxes, including (i) the reversal of tax expense recorded under IFRS as a result of the release of income tax contingencies set up through purchase accounting, (ii) accounting for the effects of changes in the enacted tax rates on deferred taxes that were originally charged or credited to equity and (iii) differences in the accounting for taxes on share based compensation.

Under IFRS, certain changes in the deferred tax assets and tax contingency reserves recognized in connection with the purchase price allocation of the acquisition of U.S. Foodservice and Giant-Landover were recognized in the consolidated statements of operations. These releases were reversed to goodwill under US GAAP. The Company released EUR 62 through its consolidated statements of operations in 2004 (2005 and 2006: nil) under IFRS that was reversed and offset to goodwill under US GAAP.

10. Minority interests

The minority interests difference results from minority ownership in certain subsidiaries in the Stop & Shop/Giant-Landover Arena, the Central Europe Arena and Schuitema. The difference represents the impact of differences between IFRS and US GAAP on the minority shareholders’ share in net income (loss) and shareholders’ equity.

11. Cumulative preferred financing shares

IFRS requires the cumulative preferred financing shares to be classified as debt instruments. The related dividends are therefore classified as interest expense under IFRS. Under US GAAP, the cumulative preferred financing shares are considered equity instruments with the related dividends charged to equity, because the shares are non-mandatorily redeemable financial instruments and do not embody an unconditional obligation of the Company to issue a variable number of shares. However, since the Company is required to offer redemption of the shares to the holders in the event of a change in control of the Company and consequently

122	AHOLD ANNUAL REPORT 2006

Note 35

redemption is not solely within the control of the Company, the cumulative preferred financing shares are classified outside of permanent shareholders’ equity under US GAAP and are presented as a separate class of equity.

On November 30, 2006, Ahold received a conversion notification for 100,802,061 preferred financing shares with par value of EUR 169. On January 2, 2007, these preferred financing shares have been converted into 22,419,051 common shares, which conversion was effected by (i) conversion of 22,419,051 cumulative preferred financing shares into 22,419,051 common shares; and (ii) the acquisition for no consideration of 78,383,010 cumulative preferred financing shares by Ahold. From the date Ahold received irrevocable notification of the conversion to common shares, these cumulative preferred financing shares have been classified as a component of permanent shareholders’ equity because upon receipt of notification, the Company was no longer required to offer redemption of these shares to holders in the event of a change in control of the Company.

12. Change in accounting principles

Rent during construction periods

The change in accounting policy for rent during construction is applied prospectively from the earliest date practicable for both IFRS and US GAAP and led to a decrease of net income of EUR 11 and EUR 14 for 2005 and 2004, respectively, and a decrease of equity attributable to common shareholders of EUR 24 as of December 28, 2003.

Financial guarantee contracts

Ahold applied the change in accounting principles for financial guarantees under IFRS in 2006 retrospectively, with a negligible impact on net income and equity attributable to common shareholders. The reconciling difference on financial guarantees accounted for under FIN 45 for US GAAP in 2004 and 2005, which had been reflected in “other differences” in the reconciliations of net income and shareholders’ equity, has been adjusted accordingly for the change in accounting principles under IFRS.

New accounting standards

As of the end of 2006 Ahold applies SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement plans” and as of the beginning of 2006, Ahold applies SFAS No. 123(R) “Share-Based Payment”. For more information, refer to the separate sections on pensions and share-based compensation in this note.

b. Condensed consolidated statements of operations under US GAAP

The following presents the Company’s condensed consolidated statements of operations in accordance with US GAAP:

	2006	2005	2004
Net sales	44,447	42,980	42,659
Cost of sales	(35,233)	(34,139)	(33,900)
Gross profit	9,214	8,841	8,759

Operating expenses	(7,811)	(8,531)	(7,911)
Operating income	1,403	310	848

Net financial expense	(490)	(569)	(402)
Income (loss) before income taxes	913	(259)	446

Income taxes	(76)	170	(200)
Income (loss) after income taxes	837	(89)	246

Share in income of joint ventures and associates	160	131	157
Minority interests	(18)	(16)	(8)
Income (loss) from continuing operations	979	26	395

Loss from discontinued operations after income taxes	(6)	(46)	(312)

Cumulative effect of changes in accounting principles FIN 46(R) net of income tax benefit of EUR 3	–	–	(8)
Net income (loss) in accordance with US GAAP	973	(20)	75

AHOLD ANNUAL REPORT 2006	123

Financial statements – Notes to the consolidated financial statements

Note 35

c. Condensed balance sheet under US GAAP

The following presents the Company’s condensed consolidated balance sheets in accordance with US GAAP:

Assets	December 31, 2006	January 1, 2006
Current assets	6,293	7,567
Assets held for sale	420	125
Property, plant and equipment	7,778	8,446
Intangible assets	6,397	6,930
Other non-current assets	3,578	3,238
Total	24,466	26,306

Liabilities, minority interests, cumulative preferred financing shares and shareholders’ equity
Current liabilities	5,620	6,903
Liabilities related to assets held for sale	243	16
Non-current liabilities	7,543	8,602
Minority interests	130	118
Cumulative preferred financing shares	497	666
Shareholders’ equity	10,433	10,001
Total	24,466	26,306

d. Additional US GAAP disclosures

Earnings per share

	2006	2005	2004
Net income (loss) in accordance with US GAAP	973	(20)	75
Dividends on cumulative preferred financing shares	(42)	(44)	(44)
Net income (loss) available to common shareholders in accordance with US GAAP	931	(64)	31

Net income (loss) in accordance with US GAAP per common share:

Basic:
Income (loss) from continuing operations	0.60	(0.01)	0.23
Loss from discontinued operations	0.00	(0.03)	(0.20)
Cumulative effect of changes in accounting principles	0.00	0.00	(0.01)
Net income (loss) per common share	0.60	(0.04)	0.02

Diluted:
Income (loss) from continuing operations	0.57	(0.01)	0.23
Loss from discontinued operations	0.00	(0.03)	(0.20)
Cumulative effect of changes in accounting principles	0.00	0.00	(0.01)
Net income (loss) per common share	0.57	(0.04)	0.02

Weighted average number of common shares outstanding (x 1,000)
Basic	1,555,475	1,554,713	1,553,007
Diluted	1,653,075	1,554,713	1,553,603

124	AHOLD ANNUAL REPORT 2006

Note 35

Statements of comprehensive income (loss)

	2006	2005	2004
Net income (loss) in accordance with US GAAP	973	(20)	75
Foreign currency translation adjustments	(876)	1,031	(632)
Reclassified cumulative translation adjustment of divestments to statements of operations	(5)	249	705
Minimum pension liability, net of income tax of EUR (56), EUR (53) and EUR 91	92	125	(212)
Unrealized gain (loss) on derivative instruments, net of income tax of EUR 7, EUR 33 and EUR (31)	(11)	(62)	26
Total other comprehensive income (loss)	(800)	1,343	(113)

Comprehensive income (loss) in accordance with US GAAP	173	1,323	(38)

Shareholders’ equity
	2006	2005	2004
Shareholders’ equity, beginning of year	10,001	8,715	9,475
Net income (loss) in accordance with US GAAP	973	(20)	75
Reclassification cumulative preferred financing shares	169	–	(666)
Dividends on cumulative preferred financing shares	(42)	(44)	(44)
Issue of common shares	2	7	10
Income tax share issuance costs	29	–	–
Share-based compensation	21	–	(2)
Adoption of SFAS 158 inclusive tax of EUR 5	82	–	–
Other comprehensive income (loss)	(800)	1,343	(113)
Other	(2)	–	(20)
Shareholders’ equity, end of year	10,433	10,001	8,715

Share-based compensation

As of the beginning of 2006, Ahold applies SFAS No. 123(R) using the modified prospective method. The effect of the adoption of SFAS No. 123(R) on 2006 income before income taxes and 2006 net income amounted to EUR 22 and EUR 15, respectively. The effect on basic and diluted earnings per share amounted to EUR 0.01 and EUR 0.01, respectively. If compensation costs for the share-based compensation programs had been determined in accordance with SFAS No. 123 in 2005 and 2004, US GAAP results would have been as follows:

	2005	2004
Net income (loss), as reported under US GAAP	(20)	75
Add: share-based compensation expense included in net income, net of tax	–	3
Deduct: total share-based compensation expense for all awards accounted for under SFAS No. 123, net of tax	(19)	(24)
Pro forma net income (loss) under US GAAP	(39)	54
Dividend on cumulative preferred financing shares	(44)	(44)
Pro forma net income (loss) available to common shareholders under US GAAP	(83)	10

Income (loss) per common share
Basic, as reported	(0.04)	0.02
Basic, pro forma	(0.05)	0.01
Diluted, as reported	(0.04)	0.02
Diluted, pro forma	(0.05)	0.01

Weighted average number of common shares outstanding (x 1,000) for disclosure of SFAS No. 123
Basic	1,554,713	1,553,007
Diluted	1,554,713	1,553,240

AHOLD ANNUAL REPORT 2006	125

Financial statements – Notes to the consolidated financial statements

Note 35

Advertising costs

Advertising costs are expensed as incurred and amounted to EUR 268, EUR 258 and EUR 259 in 2006, 2005 and 2004, respectively, for the Company’s continuing operations.

Income taxes

Deferred income tax assets (liabilities) under US GAAP standard SFAS No. 109, were as follows:

	December 31,2006			January 1, 2006
	SFAS No.109 applied to IFRS balances	SFAS No.109 adjustments	Deferred taxes under SFAS No.109	SFAS No. 109 applied to IFRS balances	SFAS No. 109 adjustments	Deferred taxes under SFAS No. 109
Total gross deferred tax assets	250	36	286	409	116	525
Valuation allowance	(15)	6	(9)	(29)	(7)	(36)
Total net deferred tax assets	235	42	277	380	109	489

Tax losses and tax credits	803		803	667		667
Valuation allowance	(510)		(510)	(375)		(375)
Total net tax losses and tax credits	293		293	292		292
Total net tax assets position	528	42	570	672	109	781
Total deferred tax liabilities	(73)	(138)	(211)	(57)	(217)	(274)
Net deferred tax assets	455	(96)	359	615	(108)	507
SFAS 109 classification differences:
Current deferred tax assets		108			288
Non-current deferred tax assets		(66)			(180)
Current deferred tax liabilities		(2)			1
Non-current deferred tax liabilities		(136)			(217)
Total current / non-current deferred tax liabilities		(96)			(108)

US GAAP requires balances of deferred tax assets and liabilities to be offset if they originate within the same tax jurisdiction for a particular tax-paying component of the Company.

Defined benefit plans

	December 31, 2006	January 1, 2006
Projected benefit obligations	(3,739)	(4,110)
Fair value of plan assets	3,673	3,324
Surplus/(deficit)	(66)	(786)
Unrecognized actuarial loss	–	767
Additional minimum liability	–	(371)
Intangible asset	–	8
Net assets/(liabilities)	(66)	(382)

Current liabilities	(11)	–
Non-current liabilities	(438)	(521)
Non-current assets	383	139
Total	(66)	(382)

The accumulated benefit obligation for all plans combined amounts to EUR 3,424 and EUR 3,645 as of December 31, 2006 and January 1, 2006, respectively. Of the plans with assets less than the accumulated benefit obligation, the accumulated benefit obligation and fair value of plans assets, in the aggregate, are as follows:

	December 31, 2006	January 1, 2006
Accumulated benefit obligation	(1,576)	(1,356)
Fair value of plan assets	1,292	1,077

Amounts recognized in accumulated other comprehensive income before income tax consist of:

	December 31, 2006	January 1, 2006
Actuarial (gains) losses	(149)	–
Prior service costs	12	–
Additional minimum liability	–	(371)
Intangible asset	–	8
Total	(137)	(363)

126	AHOLD ANNUAL REPORT 2006

Note 35, 36

The estimated actuarial gains and prior service cost for all defined benefit plans that will be amortized from accumulated other comprehensive income into net periodic pension cost in 2007 are EUR (29) and EUR 2, respectively.

e. Recent US GAAP accounting pronouncements

FASB Statement No. 155 “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”) addresses the following topics: a) permits fair value remeasurement for hybrid financial instruments that contain embedded derivatives which otherwise should be bifurcated; b) clarifies which interest only strips and principal only strips are part of SFAS 133; c) evaluates if interest in securitized financial assets for freestanding derivatives / hybrid financial instruments contain embedded derivatives; d) clarifies that concentration of credit risk in subordination is not an embedded derivative; e) eliminates the prohibition of qualifying SPEs from holding derivative financial instruments pertaining a beneficial interest other than another derivative financial instrument. This Statement is effective for the Company in the first quarter of fiscal 2007. The Company does not believe that the adoption of SFAS No. 155 will have a significant effect on its future consolidated financial statements.

FASB Statement No. 156 “Accounting for Servicing of Financial Assets – an Amendment of FASB Statement No. 140” (“SFAS No. 156”) addresses the recognition of a servicing asset or servicing liability each time the entity undertakes an obligation. FASB No. 156 is effective for the Company in the first quarter of fiscal 2007. The Company does not believe that the adoption of SFAS No. 156 will have a significant effect on its future consolidated financial statements.

FASB Statement No. 157 “Fair Value Measurements” (“FASB No. 157”) addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes. This Statement is effective for the Company in the first quarter of fiscal 2008. The Company is in the process of evaluating the impact of SFAS No. 157 on its future consolidated financial statements.

FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” gives an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in the fair value recorded in earnings. This statement is effective for the Company in the first quarter of 2008. The Company does not intend to elect this fair value option and consequently, does not believe that the adoption SFAS No. 159 will have a significant effect on its future consolidated financial statements.

In June 2006, the FASB issued Financial Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. If there are changes in net assets as a result of the application of FIN 48, these will be accounted for as an adjustment to shareholders’ equity. The Company will adopt the provisions of FIN 48 in 2007 and is in the process of evaluating the impact of FIN 48 on its future consolidated financial statements.

FSP No. FIN 46(R)-6 Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R) (April 2006) – The FSP clarifies that variability of a VIE should be specific to the entity under evaluation. The Company does not believe that the adoption of FSP No. FTB 46(R)-6 will have a significant effect on its future consolidated financial statements.

36 List of subsidiaries, joint ventures and associates

The following are Ahold’s significant subsidiaries, joint ventures and associates as of December 31, 2006.

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

Retail trade United States

The Stop & Shop Supermarket Company LLC, Boston, Massachusetts

Giant Food Stores, LLC, Carlisle, Pennsylvania

Giant of Maryland LLC, Landover, Maryland

Tops Markets, LLC, Buffalo, New York

Peapod, LLC, Skokie, Illinois

AHOLD ANNUAL REPORT 2006	127

Financial statements – Notes to the consolidated financial statements

Note 36

Retail trade Europe

Albert Heijn B.V., Zaandam, the Netherlands

Albert Heijn Franchising B.V., Zaandam, the Netherlands

Gall & Gall B.V., Hoofddorp, the Netherlands

Etos B.V., Zaandam, the Netherlands

Etos Pharma B.V., Zaandam, the Netherlands

Schuitema N.V. (73.2 percent), Amersfoort, the Netherlands

Eemburg C.V. (82 percent), Amersfoort, the Netherlands

AHOLD Czech Republic, a.s., Brno, Czech Republic

AHOLD Retail Slovakia, k.s., Bratislava, Slovak Republic

AHOLD Slovakia, s.r.o., Bratislava, Slovak Republic

Ahold Polska Sp. z o.o., Krakow, Poland

Foodservice

U.S. Foodservice, Columbia, Maryland, United States

Real estate

Ahold Lease U.S.A., Inc, Landover, Maryland, United States

Ahold Real Estate Europe B.V., Zaandam, the Netherlands

Ahold Vastgoed B.V., Zaandam, the Netherlands

Ahold Real Estate Poland B.V., Zaandam, the Netherlands

Ahold Real Estate Slovakia B.V., Zaandam,

    the Netherlands

Ahold Real Estate Czech Republic B.V., Zaandam,

    the Netherlands

ŽIOS a.s., Brno, Czech Republic

Other

Ahold USA B.V., Zaandam, the Netherlands

Ahold Nederland B.V., Zaandam, the Netherlands

Ahold Polska B.V., Zaandam, the Netherlands

Ahold Coffee Company B.V., Zaandam, the Netherlands

Solon C.V., Amsterdam, the Netherlands

American Sales Company, Inc., Lancaster, New York, United States

Ahold Americas Holdings, Inc., Landover, Maryland, United States

Ahold U.S.A., Inc., Landover, Maryland, United States

Ahold Central Holdings, Inc., Wilmington, Delaware, United States

Ahold Finance U.S.A., LLC, Landover, Maryland, United States

Ahold Financial Services, LLC, Carlisle, Pennsylvania, United States

Ahold Information Services, Inc., Greenville, South Carolina, United States

MAC Risk Management, Inc., Massachusetts, United States

The MollyAnna Company, Vermont, United States

Ahold Insurance N.V., Curaçao, Netherlands Antilles

Ahold Finance Company N.V., Curaçao, Netherlands Antilles

Disco Ahold International Holdings N.V., Curaçao, Netherlands Antilles

Ahold België N.V., Brussels, Belgium

Ahold Payment Services SA, Geneva, Switzerland

Ahold Licensing SA, Geneva, Switzerland

Joint ventures and associates (unconsolidated)

JMR – Gestão de Empresas de Retalho, SGPS. S.A. (49 percent), Lisbon,

  Portugal

Gestiretalho – Gestão e Consultoria para a Distribuiçao a Retalho,

  SGPS, S.A., Lisbon, Portugal

Pingo Doce – Distribuiçao Alimentar, S.A., Lisbon, Portugal

Feira Nova – Hipermercados, S.A., Lisbon, Portugal

Funchalgest, SGPS, S.A. (50 percent), Madeira, Portugal

Comespa – Gestão de Espaços Comerciais, S.A. (49 percent), Lisbon,

  Portugal

Jerónimo Martins Retail Services AG (49 percent), Klosters, Switzerland

ICA AB (60 percent), Stockholm, Sweden

ICA Sverige AB, Stockholm, Sweden

ICA Norge AS, Oslo, Norway

ICA Baltic AB, Stockholm, Sweden

ICA Banken AB, Stockholm, Sweden

ICA Fastigheter AB, Stockholm, Sweden

128	AHOLD ANNUAL REPORT 2006

Financial statements

Parent company financial statements

Euros in millions. Before appropriation of current year result.

STATEMENTS OF OPERATIONS

	2006	2005	2004
Income from subsidiaries, investments in joint ventures and associates after income taxes	512	807	677
Other gains and losses after income taxes	387	(687)	193
Net income	899	120	870

BALANCE SHEETS	Note	December 31, 2006	January 1, 2006
Assets

Non-current assets
Intangible assets	2	3	–
Property, plant and equipment	3	6	58
Financial assets	4	7,710	7,671
Total non-current assets		7,719	7,729

Current assets
Receivables	5	219	505
Cash and cash equivalents		664	963
Total current assets		883	1,468
Total assets		8,602	9,197

Liabilities and shareholders’ equity

Shareholders’ equity	6
Issued and paid-in share capital		389	389
Additional paid-in capital		13,453	13,422
Legal reserves		181	595
Accumulated deficit		(9,892)	(9,928)
Net income		899	120
Equity attributable to common shareholders		5,030	4,598
Cumulative preferred financing shares		169	–
Shareholders’ equity		5,199	4,598

Liabilities
Provisions	7	31	952
Loans	8	1,625	2,322
Cumulative preferred financing shares	8	497	666
Other non-current liabilities	9	476	414
Total non-current liabilities		2,629	4,354
Current liabilities	10	774	245
Total liabilities and shareholders’ equity		8,602	9,197

AHOLD ANNUAL REPORT 2006	129

Financial statements

Notes to the parent company financial statements: Notes 1, 2, 3

Euros in millions, except where otherwise indicated

1  SIGNIFICANT ACCOUNTING POLICIES

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

Investments in subsidiaries, joint ventures and associates

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

2  INTANGIBLE ASSETS

	2006	2005
Carrying amount beginning of year	–	–
Acquisitions/additions	4	–
Amortization	(1)	–
	3	–
Carrying amount
At cost	4	–
Accumulated amortization and impairment losses	(1)	–
Carrying amount end of year	3	–
Intangible assets primarily consist of software in development.
3 PROPERTY, PLANT AND EQUIPMENT
	2006	2005
Carrying amount beginning of year	58	8
Additions	1	9
Intercompany transfer	(50)	47
Disposals	(2)	–
Depreciation	(1)	(6)
	6	58
Carrying amount
At cost	17	70
Accumulated depreciation	(11)	(12)
Carrying amount end of year	6	58

Property, plant and equipment primarily consists of office furniture.

130	AHOLD ANNUAL REPORT 2006

Notes 4, 5

4  FINANCIAL ASSETS

	December 31, 2006	January 1, 2006
Investments in subsidiaries	5,611	5,584
Investments in joint ventures and associates	931	771
Loans receivable from subsidiaries	797	957
Loans receivable from joint ventures and associates	–	–
Other loans receivable	28	28
Hedging derivatives intercompany	11	11
Hedging derivatives external	156	187
Other derivatives intercompany	9	2
Other derivatives external	164	97
Deferred financing cost	3	4
Deferred income tax	–	30
Total financial assets	7,710	7,671

INVESTMENT IN SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	Subsidiaries	Joint ventures and associates	2006 Total	2005 Total
Beginning of year	5,584	771	6,355	5,627
Divestments	–	–	–	17
Intercompany transfers	475	–	475	423
Share in income (loss)	363	149	512	807
Share in income (loss) – discontinued	–	29	29	–
Direct equity movements	(18)	–	(18)	(11)
Dividends	(308)	(52)	(360)	(1,251)
Exchange rate differences	(579)	(1)	(580)	649
Transfers from loans receivable	91	–	91	96
Other changes	3	35	38	(2)
End of year	5,611	931	6,542	6,355

Included in investments in subsidiaries, joint ventures and associates is an amount of EUR 161 related to JMR, which the Company intends to divest. See Note 12 to the consolidated financial statements. For a list of subsidiaries, joint ventures and associates, see Note 36 to the consolidated financial statements.

LOANS RECEIVABLE	Subsidiaries	Other	2006 Total	2005 Total
Beginning of year	957	33	990	248
Issued	–	1	1	1,136
Transfers to investments	(91)	–	(91)	(96)
Redemptions	(67)	(6)	(73)	(307)
Impairment losses	–	–	–	(1)
Exchange rate differences	(2)	–	(2)	10
End of year	797	28	825	990

Current portion	–	–	–	(5)
Non-current portion of loans	797	28	825	985

5  RECEIVABLES

	December 31, 2006	January 1, 2006
Corporate income tax receivable	167	260
Receivables from subsidiaries	12	78
Receivables from joint ventures and associates	3	3
Hedging derivatives intercompany	8	26
Other derivatives external	–	1
Other derivatives intercompany	–	1
Other receivables	29	136
Total receivables	219	505

AHOLD ANNUAL REPORT 2006	131

Financial statements – Notes to the parent company financial statements

Notes 6, 7, 8

6  SHAREHOLDERS’ EQUITY

For a specification of shareholders’ equity, see Note 23 to the consolidated financial statements. Legal reserves for purposes of the parent company’s shareholders’ equity are the same as the reserves disclosed in Note 23.

7  Provisions

	December 31, 2006	January 1, 2006
Pensions and other post-employment benefits	2	5
Other provisions	29	947
Total provisions	31	952

As of December 31, 2006, EUR 29 is expected to be utilized within one year.

8  LOANS

	December 31, 2006		January 1, 2006
	Non-current portion	Current portion	Non-current portion	Current portion
Bonds and notes	1,283	200	1,527	–
Other loans	95	116	211	–
Loans from subsidiaries	248	–	587	–
	1,626	316	2,325	–
Deferred financing costs	(1)	(2)	(3)	(2)
Total loans	1,625	314	2,322	(2)

	Carrying amounts – maturities
	Within one year	Between one and five years	After five years	December 31, 2006	January 1, 2006
Bonds and notes
EUR 1,500 notes 5.875%	–	1,073	–	1,073	1,091
EUR 200 notes 6.375%	200	–	–	200	200
JPY 33,000 notes LIBOR plus 150 bps	–	–	210	210	236

Other loans
EUR 66 floating rate note EURIBOR +0.8%	66	–	–	66	66
EUR 95 loan 5.625%	–	95	–	95	95
EUR 50 EURIBOR +0.4%	50	–	–	50	50

Loans from subsidiaries
EUR loans from subsidiaries (average rate 2006 4.948%)	–	–	166	166	158
USD loans from subsidiaries (interest ranging from 6.75% to 7.65%)	–	–	82	82	429
Total	316	1,168	458	1,942	2,325
Current portion	(316)	–	–	(316)	–
Non-current portion of loans	–	1,168	458	1,626	2,325

For more information on the external loans, see Note 26 to the consolidated financial statements. For information on the cumulative preferred financing shares, see Note 27 to the consolidated financial statements. USD loans from subsidiaries in the amount of EUR 82 (2005: EUR 429) are considered part of the net investment in the foreign entity and the exchange results on these loans are included in the currency translation reserve.

132	AHOLD ANNUAL REPORT 2006

Notes 9, 10, 11

9  OTHER NON-CURRENT LIABILITIES

	December 31, 2006	January 1, 2006
Deferred tax liability	4	–
Financial Guarantees	1	2
Hedging derivatives intercompany	156	140
Hedging derivatives external	169	175
Other derivatives intercompany	137	97
Other derivatives external	9	–
Total other non-current liabilities	476	414

10 CURRENT LIABILITIES
	December 31, 2006	January 1, 2006
Current portion of bonds & loans	316	–
Short-term borrowings from subsidiaries	21	25
Payables to subsidiaries	25	21
Payables to joint ventures and associates	–	10
Taxes payable	4	4
Interest	43	44
Dividend cumulative preferred financing shares	42	44
Hedging derivatives external	8	31
Other current liabilities	315	66
Total current liabilities	774	245

The current liabilities are liabilities that mature within one year. Other current liabilities as at December 31, 2006 includes the remaining one third of the settlement amount in the Securities Class Action (EUR 277), which was funded into escrow on January 29, 2007. For more information, see Note 34 to the consolidated financial statements.

11  Derivatives

The Company regularly enters into derivative contracts with banks to hedge foreign currency and interest exposures of the Company or its subsidiaries. Derivative contracts that are entered into to hedge exposures of subsidiaries are generally mirrored with intercompany derivative contracts with the subsidiaries that are exposed to the hedged risks on substantially identical terms as the external derivative contracts. In these parent company financial statements the external derivative contracts and the intercompany derivative contracts are presented separately in the balance sheet. In situations where the external derivative contract qualifies for hedge accounting treatment in the consolidated financial statements, the external derivative contract and the intercompany derivative contract are presented as “Hedging derivatives external” and “Hedging derivatives intercompany”, respectively, in these parent company financial statements. In situations where the external derivative contract does not qualify for hedge accounting treatment in the consolidated financial statements, the external derivative contract and the intercompany derivative contract are presented as “Other derivatives external” and “Other derivatives intercompany”, respectively.

Fair value movements of external derivative contracts that were entered into to hedge the exposures of subsidiaries are in the statement of operations recorded directly in income, where they effectively offset the fair value movements of the mirroring intercompany derivatives, that are also recorded directly in income. The Company has one cash flow hedge to hedge the interest rate and currency exposure on the JPY 33,000 notes. In relation to the cash flow hedge on the JPY 33,000 notes the Company recorded a fair value gain of EUR 14 in the cash flow hedge reserve in 2006 (2005: EUR 51 loss) and recognized a loss of EUR 43 (2005: EUR 18) in the statements of operations from the cash flow hedge reserve release. Details of these derivative contracts and the Company’s risk management strategies are included in Note 33 to the consolidated financial statements and in the tables presented below.

AHOLD ANNUAL REPORT 2006	133

Financial statements – Notes to the parent financial statements

Notes 11, 12, 13

Non-current hedging derivatives – assets

	Hedging derivatives external	Hedging derivatives intercompany	Other derivatives external	Other derivatives intercompany	2006 Total	2005 Total
Beginning of year	187	11	97	2	297	456
Reclassification	(17)	–	17	–	–	–
Contracts matured or terminated	–	–	–	–	–	(120)
Fair value changes	(14)	–	50	7	43	(39)
End of year	156	11	164	9	340	297
Non-current hedging derivatives – liabilities
	Hedging derivatives external	Hedging derivatives intercompany	Other derivatives external	Other derivatives intercompany	2006 Total	2005 Total
Beginning of year	175	140	–	97	412	520
Contracts matured or terminated	–	–	–	–	–	(120)
Fair value changes	(6)	16	9	40	59	12
End of year	169	156	9	137	471	412

Fair value changes include exchange rate differences and installments paid on a cross-currency swap that was entered into on behalf of one of the Company’s subsidiaries.

12  COMMITMENTS AND CONTINGENCIES

Bonds and loans issued by certain subsidiaries are guaranteed by the Company, as disclosed in Note 26 to the consolidated financial statements. The Company also guarantees certain lease obligations and other obligations of subsidiaries. Guarantees issued by the parent company regarding the financial obligations of third parties and non-consolidated entities amount to EUR 935 as of December 31, 2006 (January 1, 2006: EUR 994). Under customary provisions the Company guarantees certain representations and warranties made in agreements of asset disposals. Guarantees and legal proceedings are further disclosed in Note 34 to the consolidated financial statements. Assumptions of liability pursuant to section 403, Book 2 of the Netherlands Civil Code are disclosed in Note 36 to the consolidated financial statements.

13  EMPLOYEES

The average number of employees of Koninklijke Ahold N.V. in full-time equivalents during 2006 was 324 (2005: 332). Salaries, social security charges and pension expenses amounted to EUR 68, EUR 4 and EUR 7, respectively, for 2006 (2005: EUR 67, EUR 6 and EUR 8, respectively).

For information on the remuneration of the Corporate Executive Board, the Supervisory Board and other key management personnel, see Note 8 to the consolidated financial statements. For information on the Company’s share-based compensation plans, see Note 9 to the consolidated financial statements.

Corporate Executive Board	Supervisory Board

Amsterdam, the Netherlands
March 21, 2007

134	AHOLD ANNUAL REPORT 2006

Financial statements – Other information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of Koninklijke Ahold N.V.:

We have audited the accompanying consolidated balance sheets of Koninklijke Ahold N.V. and its subsidiaries as of December 31, 2006 and January 1, 2006, and the related consolidated statements of operations, recognized income and expense and cash flows for each of the three fiscal years in the period ended December 31, 2006 (all expressed in Euros). We also have audited management’s assessment, included in the accompanying “Management’s Annual report on Internal Control over Financial Reporting” as of December 31, 2006 as included in the section ”Internal control” of the Annual Report 2006, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements, an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Koninklijke Ahold N.V. and subsidiaries as of December 31, 2006 and January 1, 2006 and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2006, in accordance with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

Also in our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte Accountants B.V.

March 29, 2007

Amsterdam, The Netherlands

AHOLD ANNUAL REPORT 2006	135

Financial statements – Other information

Ahold statutory profit-sharing statement

The holders of common shares are entitled to one vote per share and to participate in the distribution of dividends and liquidation proceeds. Pursuant to section 39 of the Articles of Association, first a dividend will be declared on cumulative preferred shares and on cumulative preferred financing shares out of net income. The remaining income, after reservations made by the Supervisory Board in consultation with the Corporate Executive Board, will be available for distribution to the common shareholders upon approval at the General Meeting of Shareholders. Upon recommendation of the Corporate Executive Board, with the approval of the Supervisory Board, the General Meeting of Shareholders can decide to pay a dividend wholly or partly in the form of common shares. Amounts not paid in the form of dividends will be added to accumulated deficit. In the financial statements the dividend on cumulative preferred financing shares is included in the statements of operations. Consequently, net income according to the parent company statements of operations is fully attributable to common shareholders. The proposed profit-sharing statement reads as follows:

	2006	2005	2004
Net income	899	120	870
Dividends on common shares	–	–	–
Add to accumulated deficit	899	120	870

No dividends on common shares were paid in 2006, 2005 and 2004 and it is proposed that no final dividend on our common shares will be paid in 2007 with respect to 2006.

136	AHOLD ANNUAL REPORT 2006

Financial statements – Other information

Subsequent events

Conversion cumulative preferred financing shares

On January 2, 2007, 100,802,061 cumulative preferred financing shares with a par value of EUR 169 million were converted into 22,419,051 common shares, which conversion was effected by (i) conversion of 22,419,051 cumulative preferred financing shares into 22,419,051 common shares; and (ii) the acquisition for no consideration of 78,383,010 cumulative preferred financing shares by Ahold.

ICA tax audit

ICA’s finance company is being audited by the Swedish tax authorities. ICA and the Swedish tax authorities recently began the correspondence.

Share buyback program

In the first quarter of 2007, Ahold decided to increase the amount it will return to shareholders from EUR 2 billion (as announced on November 6, 2006) to EUR 3 billion, subject to the divestment of U.S. Foodservice. This will be executed through a share buyback program.

AHOLD ANNUAL REPORT 2006	137

Investor relations

The objective of investor relations is to provide shareholders and potential investors with accurate representation of Ahold’s performance and goals.

Investor relations goal

Ahold’s investor relations department is committed in its communications to serving the interests of both private and institutional investors and of both equity and fixed income investors. Ahold’s investor relations follows, to the extent reasonably practicable, the guidelines and principles set forth by the AFM and in Regulation FD promulgated by the SEC. More background and financial information, can be found in Ahold’s investor relations section at www.ahold. com. Contact information can be found at the end of this Annual Report.

Share information

Ahold’s authorized share capital as of December 31, 2006 was composed of the following:

•	1,250,000 cumulative preferred shares at EUR 500 par value each;
•	500,000,000 cumulative preferred financing shares at EUR 0.25 par value each; and
•	2,000,000,000 common shares at EUR 0.25 par value each.

For additional information about Ahold’s share capital, see Notes 23 and 27 to our consolidated financial statements included in this Annual Report. Ahold is a public limited liability company registered in the Netherlands with listings of shares (symbol: AH) on Euronext’s Amsterdam Stock Exchange (AEX) and depositary shares (symbol: AHO) on the New York Stock Exchange (NYSE). Euronext Amsterdam is the principal trading market for Ahold’s common shares. As of January 1, 2007, the register of holders of registered restricted shares contained the names of 25 holders having their registered address in the United States. The common shares trade in the United States on the NYSE in the form of ADSs and are evidenced by ADRs.

The Depositary for the ADSs is The Bank of New York. Each ADS evidences the right to receive one common share deposited under a deposit agreement for the ADSs between Ahold and the Depositary dated January 20, 1998. Ahold has been informed by the Depositary that in the United States, as of December 31, 2006, there were 124,494,812 ADSs outstanding and 41,088 record owners compared with 130,170,424 ADSs outstanding and 50,500 record owners at the end of fiscal year 2005.

138	AHOLD ANNUAL REPORT 2006

Share performance

The table below sets forth the high and low closing prices during the periods indicated for Ahold’s common shares on Euronext Amsterdam and for the Company’s ADSs on the NYSE. The quarters used are Ahold’s financial quarters.

	Euronext Amsterdam (in EUR per common share)		NYSE (in USD per ADS)
	High	Low	High	Low
Calendar year 2006
First quarter	7.23	6.27	8.80	7.59
Second quarter	6.82	6.13	8.66	7.83
Third quarter	8.50	6.60	10.84	8.26
Fourth quarter	8.38	7.32	10.78	9.79

Calendar year 2005
First quarter	7.02	5.94	9.14	7.83
Second quarter	7.19	5.82	8.65	7.46
Third quarter	7.45	6.15	9.24	7.47
Fourth quarter	6.59	5.69	7.86	6.76

Calendar year 2004	7.40	5.04	9.14	6.21
Calendar year 2003	13.60	2.47	14.33	2.95
Calendar year 2002	32.25	10.32	29.16	10.09

Closing share prices for the most recent six months are as follows:
	Euronext Amsterdam (in EUR per common share)		NYSE (in USD per ADS)
	High	Low	High	Low
September 2006	8.50	7.35	10.77	9.37
October 2006	8.50	8.13	10.84	10.22
November 2006	8.36	7.56	10.63	9.85
December 2006	8.25	7.32	10.78	9.79
January 2007	8.17	7.70	10.66	9.91
February 2007	8.01	7.56	10.46	9.93

Financial data per share

PER SHARE TABLE	2006	2005	2004	2003	2002
Common shares at year-end	1,555,677,562	1,555,312,608	1,554,262,947	1,552,603,293	931,106,897
Closing common share price at year-end on Euronext (in EUR)	8.06	6.33	5.70	5.83	11.65
Average closing common share price on Euronext (in EUR)	7.14	6.48	6.04	7.32	20.59
High closing common share price on Euronext (in EUR)	8.50	7.45	7.40	13.60	32.25
Low closing common share price on Euronext (in EUR)	6.13	5.69	5.04	2.47	10.32
Share dividend option per common share	–	–	–	–	1/100
Cash dividend option per common share (in EUR)	–	–	–	–	0.22

Source: Euronext/Ahold

AHOLD ANNUAL REPORT 2006	139

Investor relations

Dividends

Ahold currently does not pay a dividend to common shareholders. The Company plans to pay dividends on the cumulative preferred financing shares in 2007 and paid an annual dividend on such shares in 2006, in each case as required by the terms of such shares. Any future determination relating to Ahold’s dividend policy regarding common shares will be made at the discretion of the Corporate Executive Board and Supervisory Board and will reflect present performance, future outlook and balance sheet strength. The following table gives certain information relating to dividends declared in the years indicated.

	Cash dividend option (EUR)	Translated cash dividend option[1] (USD)
Financial year 2001
Interim	0.22	0.20	1 common share per 100 owned
Final	0.51	0.47	2 common shares per 100 owned
Total	0.73	0.67

Financial year 2002
Interim	0.22	0.21	1 common share per 100 owned
Final	–	–
Total	0.22	0.21

Financial year 2003 – Financial year 2006: no dividend was paid to common shareholders.
Total	–	–
1	For financial years 2002, 2001 and 2000, the translated total U.S. dollar dividend amount consisted of the euro cash dividend translated into U.S. dollars at the noon buying rate on the applicable dividend payment date.

Share ownership

Dutch Customer Fund

On May 10, 2006, the Supervisory Board of the AH Vaste Klanten Fonds (“AHVKF”) decided that it would no longer be possible for participants in the fund to invest in the AHVKF and that the AHVKF would be liquidated. The assets of the AHVKF were sold and the proceeds distributed to the participants in the AHVKF in 2006. The main reason for the liquidation is a change in compliance rules in the Netherlands that would have made a continuation of the AHVKF costly and inefficient. The AHVKF will continue to exist as long as necessary to receive the settlement payment it is due to receive under the Securities Class Action settlement. After receipt of that settlement amount, the net proceeds will be distributed to the participants in the AHVKF after which the AHVKF will cease to exist. As of year-end 2006, the AHVKF did not hold any common shares.

Associates Stock Purchase Plan

Ahold’s U.S. employees are able to purchase the Company ADSs through the Associates Stock Purchase Plan (the “ASPP”) in the United States. Through the ASPP, employees may choose to purchase ADSs through voluntary payroll deductions. During 2006, 471,842 ADSs were purchased by Ahold’s U.S. employees pursuant to the ASPP.

140	AHOLD ANNUAL REPORT 2006

Geographic spread of shareholdings

Financial calendar
January 1, 2007 – December 30, 2007	Financial year 2007 (52 weeks)
February 1, 2007	Trading statement fourth quarter 2006
March 22, 2007	Earnings fourth quarter 2006
May 3, 2007	Annual General Meeting of Shareholders
May 11, 2007	Trading statement first quarter 2007
June 7, 2007	Earnings first quarter 2007
August 3, 2007	Trading statement second quarter 2007
August 30, 2007	Earnings second quarter 2007
October 26, 2007	Trading statement third quarter 2007
November 21, 2007	Earnings third quarter 2007
March 6, 2008	Earnings fourth quarter 2007
April 23, 2008	Annual General Meeting of Shareholders

Documents on Display

Copies of this Annual Report, the documents referred to within this Annual Report and Ahold’s Articles of Association as well as the Articles of Association of the SAPFAA and the trust conditions (Administratievoorwaarden) will be available for inspection upon request at Ahold’s Corporate Center at Piet Heinkade 167-173, 1019 GM Amsterdam, the Netherlands (tel. +31 20 509 5100).

Copies of such materials may also be obtained from the principal office of the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States at prescribed rates. The public may also obtain information from the operation of the SEC’s Public Reference Room by calling +1 800 SEC 0330. Additionally, the SEC maintains a website at www.sec.gov that contains reports and other information that registrants file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”).

AHOLD ANNUAL REPORT 2006	141

Additional information

LABOR RELATIONS

Employees

During 2006, Ahold had an average number of 163,866 full-time employees equivalents compared to 168,568 in 2005 and 231,003 in 2004.

For information about the average number of persons employed by Ahold in 2006, see the table “Average number of employees in full-time equivalents” in Note 5 to the consolidated financial statements included in this Annual Report.

Union relations and works councils

As of December 31, 2006, approximately 88,600 employees in Ahold’s U.S. retail operating companies and approximately 5,000 employees in the Company’s U.S. Foodservice operating companies were represented by unions.

Most of Ahold’s collective bargaining agreements for employees in the Netherlands expire in April 2007. The collective bargaining agreement covering the majority of the Company’s distribution employees has been renewed effective April 2006 and will expire in October 2007. Ahold expects to commence the negotiation process with the relevant trade unions in the course of 2007.

Ahold Nederland B.V. and all of Ahold’s operating subsidiaries in the Netherlands currently have works councils. A works council is a representative body of the employees of a Dutch enterprise elected by the employees. The management board of any company that runs an enterprise with a works council must seek the advice of the works council before taking certain decisions with respect to the enterprise, such as those related to a major restructuring or a change of control. If the decision to be taken in respect of these matters is not in line with the advice of the works council, the implementation of the relevant decision must be suspended for one month. The management board must also seek advice for a proposal to appoint or dismiss a member of the management board. During the one-month suspension period, the works council may file an appeal against the decision with the Enterprise Chamber (Ondernemingskamer) of the Court of Appeals in Amsterdam. Other decisions directly involving employment matters that apply either to all employees, or certain groups of employees, such as those affecting employee compensations systems, or pension or profit-sharing plans, may only be taken with the works council’s approval. Absent such prior approval, the decision may nonetheless be taken with the prior approval of the Court (Rechtbank). As Ahold Nederland B.V. is subject to mitigated structure regime, a works council may recommend a candidate for appointment to the Supervisory Board and may also object to the appointment of a proposed candidate to the Supervisory Board.

Furthermore, although only a minority of Ahold’s employees in the Czech Republic are union members, all of the Company’s employees in the Czech Republic are covered by a collective bargaining agreement that expires at the end of 2007. No employees in Slovakia are union members.

Ahold considers its labor relations to be satisfactory.

EXCHANGE CONTROLS

Currently, there are no limitations, other than those described under “Taxation” below, regarding the payment of dividends by Ahold to non-residents of the Netherlands or any other payments to or from non-resident holders of Ahold securities.

The existing laws and regulations of the Netherlands impose no limitations on non-resident or foreign owners with respect to holding or voting common shares other than those also imposed on resident owners. Ahold’s Articles of Association do not impose any limitation on (1) remittances to or from abroad regarding dividends or capital or (2) rights of non-resident or foreign owners to hold or vote common shares.

IT OUTSOURCING AGREEMENTS

On November 14, 2005, Ahold signed three outsourcing agreements relating to different aspects of its information technology (“IT”) systems. The first agreement is with Electronic Data Systems Corporation, EDS Information Services, L.L.C. and their subsidiaries (“EDS”) pursuant to which EDS has undertaken to provide Ahold with global IT enterprise outsourcing, including applications maintenance services in the United States. As part of the agreement, EDS has assumed responsibility for maintaining Ahold’s global IT infrastructure, which includes hosting its mainframe and midrange servers and providing local-area network and voice network support. Under the agreement, EDS provides consolidated IT helpdesk support for more than 10,000 of Ahold’s users. EDS also manages a portion of Ahold’s workplace desktops, laptops and printers, as well as its email clients. As part of the arrangement with EDS, approximately 450 of Ahold’s employees located in the United States and the Netherlands have transitioned to EDS. The second agreement is with Atos Origin Nederland B.V. (“Atos Origin”) pursuant to which Atos Origin has undertaken to provide Ahold with IT application maintenance and support services in the Albert Heijn Arena. The third agreement is with NCR Nederland N.V. (“NCR”) pursuant to which NCR has undertaken to provide Ahold with in-store IT support services in the Albert Heijn Arena.

142	AHOLD ANNUAL REPORT 2006

The initial term of each of the three agreements is for a period of five years, which started in December 2005. At Ahold’s sole discretion and by prior written notice, Ahold is entitled to extend the term of each agreement for two additional one-year periods. Further extensions require mutual consent.

The agreements contain customary termination provisions, including Ahold’s right to terminate each agreement for convenience by providing six months prior written notice and payment of early termination fees. Ahold also has the right to terminate the agreements within nine months following a change of control of Ahold or one of its outsourcing partners. Each of Ahold’s outsourcing partners may only terminate their respective agreement in the event Ahold should fail to timely pay certain periodic charges. The agreements also contain customary restrictions with respect to assignment of rights and obligations under the agreements. Pursuant to the terms and conditions of the agreements, Ahold is entitled to conduct audits to determine the functionality of each outsourcing initiative.

A major part of the transition costs related to these initiatives was incurred in 2006.

Pursuant to the terms and conditions of the three IT outsourcing agreements and based on expected levels of services, Ahold expects its total costs during the initial five-year terms to be approximately EUR 467 million.

TAXATION

Dutch taxation

The following is a summary of material Dutch tax consequences of the acquisition, ownership and disposition of Ahold’s ADSs, common shares and cumulative preferred financing shares under current Dutch tax law. This summary does not discuss every aspect of such taxation that may be relevant to a particular taxpayer under special circumstances or who is subject to special treatment under applicable law, nor does it address the income taxes imposed by any political subdivision of the Netherlands or any tax imposed by any other jurisdiction. The Dutch tax laws upon which the summary is based may be subject to change, possibly with retroactive effect. Each holder and prospective investor should consult his or her own tax advisor with respect to the tax consequences of acquiring, owning and disposing of ADSs and/or common shares and/ or cumulative preferred financing shares.

General

Holders of ADSs will be treated as the beneficial owners of Ahold’s common shares represented by such ADSs. An ADS will, in general, for Dutch tax purposes, be identified with a share in Ahold.

Dutch Taxation for Non-Resident ADS and/or Common Shareholders – Withholding Tax

The following is a summary of the material Dutch tax consequences for an owner of Ahold’s ADSs, common shares and/or cumulative preferred financing shares who is not, or is not deemed to be, or who has not opted to be taxed as a resident of the Netherlands for the purpose of the relevant Dutch tax law.

Withholding tax

Dividends distributed by Ahold are generally subject to a withholding tax imposed by the Netherlands at a rate of 25 percent. This rate is reduced to 15 percent as from January 1, 2007. The expression “dividends distributed by Ahold” as used herein includes, but is not limited to: (i) distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital, which capital is not recognized as such for Dutch dividend withholding tax purposes; (ii) liquidation proceeds, proceeds from the redemption of ADSs, common shares and/or cumulative preferred financing shares or, as a rule, consideration for the repurchase by Ahold of its ADSs and/or common shares and/or cumulative preferred financing shares in excess of the average paid-in capital which capital is recognized as such for Dutch dividend withholding tax purposes; (iii) the par value of ADSs and/or common shares and/or cumulative preferred financing shares issued to a holder of ADSs, common shares and/or cumulative preferred financing shares or an increase of the par value of ADSs, common shares and/or cumulative preferred financing shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made and (iv) partial repayment of paid-in capital, which is recognized as such for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless the General Meeting of Shareholders has resolved in advance to make such repayment and provided that the par value of the ADSs and/or common shares and/or cumulative preferred financing shares concerned has been reduced by an equal amount by way of an amendment to the Articles of Association.

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

AHOLD ANNUAL REPORT 2006	143

Additional information

A refund of Dutch dividend withholding tax is available for: (i) legal entities which are exempt from corporate income tax in the Netherlands, such as pension funds; (ii) (as from January 1, 2007) legal entities resident of another Member State of the European Union which are exempt from profit tax in their state of residency and which would have been exempt from corporate income tax had they been residents of the Netherlands; (iii) entities which are qualified as portfolio investment institutions for Dutch corporate income tax purposes; (iv) entities holding shares as part of an enterprise conducted in the Netherlands, provided that the dividends and similar proceeds from the shares form exempt income under Dutch corporate income tax rules.

Furthermore, an exemption from dividend withholding tax applies in case a shareholding could be qualified as a participation (deelneming) for Dutch corporate income tax purposes, which is generally the case if the shareholder holds at least 5 percent of the nominal value of the paid-in share capital. As from January 1, 2007 this exemption is under certain conditions also available for corporate shareholders residing in another Member State of the European Union than the Netherlands in case the shareholding equals at least 5 percent of the nominal value of the paid-in share capital.

Under the double taxation convention in effect between the Netherlands and the United States (the “Treaty”), dividends paid by Ahold to a resident of the United States (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25 percent Dutch withholding tax rate to 15 percent, or in the case of certain U.S. corporate ADS and/or common share and/or cumulative preferred financing share holders owning at least 10 percent of Ahold’s voting power, a reduction to 5 percent, unless the ADSs and/or common and/or cumulative preferred financing shares held by such resident are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands. Due to the reduction of the Dutch withholding tax to 15 percent as per January 1, 2007, residents eligible under the Treaty for a reduction to 15 percent are not required to invoke the reduction of the withholding tax clauses in the Treaty anymore. The Treaty provides for a complete exemption for dividends received by exempt pension organizations and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate can be applied immediately upon payment of the dividends, provided that the proper forms (IB92 U.S.A. or IB95 U.S.A.) have been filed in advance of the payment. Qualifying U.S. exempt organizations must seek a full refund of the tax withheld by filing the proper forms. A holder of ADSs, common and/or cumulative preferred financing shares other than an individual will not be eligible for the benefits of the Treaty if such holder of ADSs and/or common and/or cumulative preferred financing shares does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the Treaty.

The Depositary for the ADSs has entered into a special arrangement with the Dutch tax authorities, which may be amended from time to time, regarding the application of the Treaty to dividends paid to holders of ADSs. Under such arrangement, the Depositary has agreed to provide a single tax form to Ahold indicating the number of ADSs owned by residents of the United States entitled to an exemption from, or reduction of, Dutch withholding tax under the Treaty. In case of dividends paid by the Depositary by wire transfer or similar method to a bank, broker or depositary (such as The Depositary Trust Company), the Depositary will withhold 25 percent (or 15 percent as from January 1, 2007) of any dividends payable and such bank, broker or depositary may claim on behalf of its client a refund of such taxes from the Depositary in the form of a supplemental dividend check. An exempt organization that is resident in the United States and is entitled to a full exemption from Dutch withholding tax under Article 36 of the Treaty cannot use the special arrangement described in this paragraph. Accordingly, Dutch withholding tax will be imposed on dividends payable to such a holder at a rate of 25 percent (or 15 percent as from January 1, 2007) and such holder may claim the benefits of the Treaty by filing a form IB95 U.S.A. directly with the Dutch tax authorities. The Depositary will provide to holders of ADSs, prior to each dividend payment, a notice setting forth the procedures for obtaining a reduced rate of, or exemption from, Dutch withholding tax.

According to an anti-dividend stripping provision, no exemption from, reduction of, or refund of, Dutch dividend withholding tax will be granted if the recipient of a dividend paid by us is not considered the beneficial owner of such dividend. Such recipient is not considered the beneficial owner if such recipient paid a consideration (in cash or in kind) to another party in connection with the dividend and such payment forms part of a sequence of transactions (as defined below), and further it is likely that (i) such other party, an individual or a company (other than the holder of the dividend coupon) benefited, in whole or in part, directly or indirectly, from the dividend and such other party, individual or company would not, or to a lesser extent be entitled to an exemption from, reduction of, or refund of, Dutch dividend withholding tax than the recipient of the dividend, and (ii) such other party, individual or company, directly or indirectly, retains or acquires a position in the ADSs, common and/or cumulative preferred financing shares that is comparable with his/her or its position in similar ADSs, common and/or cumulative preferred financing shares that he/she or it had before the sequence of transactions began. The term “sequence of transactions” as used herein includes the sole acquisition of one or more dividend coupons and the establishment of short-term rights of enjoyment on ADSs, common and/or cumulative preferred financing shares, while the transferor retains the ownership of the ADSs, common and/or cumulative preferred financing shares.

144	AHOLD ANNUAL REPORT 2006

Under certain circumstances, Ahold may be entitled to a credit against the amount of dividend withheld before remittance to theDutch tax authorities The credit amounts to 3 percent of the gross amount of any dividend paid on the ADSs and/or common shares from which the Dutch withholding tax is withheld, however cannot exceed 3 percent of the gross dividends received from Ahold’s qualifying foreign affiliates during the calendar year until the withholding date and the two previous calendar years. Dividend distributions by foreign qualifying affiliates that have been taken into account in the determination of a previous credit is excluded for the calculation of the current credit. The credit is not paid out to holders of ADSs, common shares and/or preferred financing shares, but remains with Ahold instead. For dividends paid on or after January 1, 1995 the United States Tax Authority may take the position that the Dutch withholding tax eligible for credit should be limited accordingly.

Taxes on income and capital gains

A holder of ADSs, common and/or cumulative preferred financing shares will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by Ahold or in respect of any gain realized on the disposal of ADSs and/or common and/or cumulative preferred financing shares (other than the withholding tax described above), provided that: (i) such holder is neither resident nor deemed to be a resident nor opting to be taxed as a resident of the Netherlands; (ii) such holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the ADSs, common and/or cumulative preferred financing shares are attributable; (iii) such holder is not deemed to have a Dutch enterprise (werkzaamheid) to which enterprise the ADSs, common and/or cumulative preferred financing shares are attributable; (iv) such holder is not an individual performing other activities in the Netherlands in respect of the ADSs and/or common and/or cumulative preferred financing shares, including activities which are beyond the scope of normal active portfolio investment activities; and (v) such holder does not have a substantial interest or a deemed substantial interest in Ahold or, if such holder does have such an interest, it forms part of the assets of an enterprise, not being a Dutch enterprise as mentioned under (ii) or (iii).

Generally, a holder of ADSs and/or common and/or cumulative preferred financing shares will not have a substantial interest if he/she or his/her partner, certain other relatives (including foster children) or certain persons sharing his/her household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares and/or ADSs representing 5 percent or more of Ahold’s total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire ADSs and/or shares, whether or not already issued, that represent at any time (and from time to time) 5 percent or more of Ahold’s total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or the ownership of certain profit participating certificates that relate to 5 percent or more of Ahold’s annual profit and/or 5 percent or more of the Company’s liquidation proceeds. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, in a transaction where taxation was deferred, and the remaining shares do not qualify as a substantial interest as described above.

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

For purposes of Dutch gift, estate and inheritance tax, an individual who holds the Dutch nationality will be deemed to be resident in the Netherlands if he/she has been resident in the Netherlands at any time during the 10 years preceding the date of the gift or his/her death. For purposes of Dutch gift and inheritance tax, an individual not holding the Dutch nationality will be deemed to be resident in the Netherlands if he/she has been resident in the Netherlands at any time during the 12 months preceding the date of the gift or inheritance.

AHOLD ANNUAL REPORT 2006	145

Additional information

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

Dutch Taxation for Resident ADS and/or Common

Shareholders – Withholding Tax

The following discussion is intended only for the following ADS and/or common and/or cumulative preferred financing shareholders or investors:

•

individuals who are residents or deemed to be residents in the Netherlands for tax purposes or who have opted to be taxed as residents in the Netherlands, excluding (i) individuals who invest in ADSs and/or common and/or cumulative preferred financing shares that form part of a substantial interest or a deemed substantial interest in Ahold or (ii) individuals who are, or are deemed to be, Ahold’s employees, director or board members or individuals who are, or are deemed to be, employees, directors, board members of companies related to us (the “Dutch Individuals”); and

•

corporate entities, which term includes associations which are taxable as corporate entities, that are resident or deemed to be resident in the Netherlands for tax purposes, excluding corporate entities that are (i) not subject to Dutch corporate income tax, (ii) exempt from such corporate income tax, including but not limited to pension funds (pensioenfondsen) as defined under Dutch law or (iii) portfolio investment institutions (beleggings- instellingen) as defined under Dutch law, which are generally subject to corporate income tax at a rate of 0 percent.

In case of private individuals holding a substantial interest in the aforementioned sense, dividends and/or capital gains would be subject to Dutch income tax at a rate of 25 percent. During the year 2007 only, a tax rate of 22 percent applies to any income from or with regard to the shares up to an amount of EUR 250,000. In case of corporate shareholders holding a substantial interest as a portfolio investment and not as part of an enterprise, any dividends or capital gains are subject to the regular Dutch corporate income tax rate.

Individual and corporate income tax

Dutch individuals not engaged in an enterprise

A Dutch individual (i) who holds ADSs and/or common and/ or cumulative preferred financing shares that are not attributable to an enterprise of which such Dutch individual derives a share of the profit, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or an ADS and/or shareholder, (ii) who is not performing other activities (werkzaamheid) in respect of the ADSs and/or common and/or cumulative preferred financing shares, including but not limited to activities which are beyond the scope of active portfolio investment activities, and (iii) who does not have a substantial interest or a deemed substantial interest in Ahold, generally is subject to income tax at a rate of 30 percent on a deemed yield of 4 percent of the average market value of the ADSs and/or common and/ or cumulative preferred financing shares at the beginning and the end of the year, insofar as that average exceeds the general exemption (heffingvrij vermogen).

Dutch individuals engaged in an enterprise and corporate entities

Any benefits derived or deemed to be derived from ADSs, common and/or cumulative preferred financing shares, including any capital gains realized on the disposal thereof, that are attributable to an enterprise of which the resident derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth of such enterprise other than by way of shares and/ or ADSs, common and/or cumulative preferred financing shares, generally are subject to income tax at progressive rates. Any benefits derived or deemed derived from ADSs, common and/or cumulative preferred financing shares including any capital gains realized on the disposal thereof that are held by a Dutch resident corporate entity, generally are subject to corporate income tax unless the Dutch participation exemption applies.

Withholding tax

Dividends distributed by Ahold are generally subject to a withholding tax imposed by the Netherlands at a rate of 25 percent (or 15 percent as from January 1, 2007). See “Dutch Taxation for Non-Resident ADSs, Common and/or Preferred Shareholders – Withholding Tax” above for a definition of “dividends distributed by Ahold” as used herein. Dutch individuals and Dutch corporate entities generally can credit the withholding tax against their Dutch income tax or corporate income tax liability and generally are entitled to a refund of dividend withholding tax insofar as the withholding tax exceeds their aggregate income tax or corporate income tax liability. In the case of certain holders of ADSs, common and/or cumulative preferred financing shares subject to Dutch corporate income tax and enjoying the participation exemption, no withholding tax may need to be withheld at all. According to an anti-dividend stripping provision, no exemption from,

146	AHOLD ANNUAL REPORT 2006

credit, reduction or refund of, Dutch dividend withholding tax will be granted if the ultimate recipient of a dividend paid by Ahold is not considered to be the beneficial owner of such dividend. See “Dutch Taxation for Non-Resident ADSs, Common and/or Preferred Shareholders – Withholding Tax” above for a description of who is considered a “beneficial owner.”

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

U.S. federal income taxation

The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of common shares or ADSs in the Company. This summary addresses only the U.S. federal income tax considerations of holders that were initial purchasers of common shares or ADSs at the initial issue price and hold common shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received common shares or ADSs as compensation for the performance of services, persons that will hold common shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes, certain former citizens or long-term residents of the United States, persons that have a “functional currency” other than the U.S. dollar or holders that own (or are deemed to own) 10 percent or more (by voting power or value) of common shares or ADSs in the Company. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of common shares or ADSs in the Company.

This summary is based on (1) the federal tax laws of the United States as in effect and available on the date of this Annual Report, including the Internal Revenue Code as amended, judicial decisions, administrative pronouncements, and currently effective and proposed U.S. Treasury Regulations, each as available on the date hereof, and (2) the representations and covenants of the Depositary as defined in the Deposit Agreement or any other depositary that may replace such depositary from time to time and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Ahold’s common shares or ADSs that, for U.S. federal income tax purposes, is: (1) a citizen or resident of the United States, (2) a partnership or corporation created or organized in or under the laws of the United States or any state thereof (including Washington D.C.), (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (a) a court within the United States is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of the trust. A “Non-U.S. Holder” is a beneficial owner of common shares or ADSs in the Company that is not a U.S. Holder.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds common shares or ADSs in the Company, the tax treatment of such partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership.

Each U.S. Holder or prospective purchaser should consult his/her own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of common shares or ADSs in the Company.

AHOLD ANNUAL REPORT 2006	147

Additional information

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

Distributions

The gross amount of any distribution Ahold makes of cash or property (other than certain distributions, if any, including distributions representing a partial liquidation or distributions of common shares distributed pro rata to all its shareholders, including holders of ADSs) with respect to common shares or ADSs, before reduction for any Dutch taxes withheld therefrom, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Non-corporate U.S. Holders may be taxed on any such dividends received in a taxable year beginning on or before December 31, 2010 at the lower tax rate applicable to long-term capital gains (i.e. gains from the sale of capital assets held for more than one year).

In order to qualify for the preferential rate of taxation, certain requirements must be met, including certain holding period requirements and the absence of certain risk reduction transactions with respect to the common shares or ADSs. To the extent, if any, that the amount of any distribution Ahold makes exceeds its current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the common shares or ADSs and thereafter as a capital gain. Ahold does not maintain calculations of its earnings and profits under U.S. federal income tax principles.

Any such dividend paid in euros will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the euros on the date of receipt, which in the case of ADSs, is the date they are received by the Depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

A U.S. Holder may elect to deduct in computing his/her or its taxable income or, subject to certain complex limitations on foreign tax credits generally, credit against its U.S. federal income tax liability Dutch withholding tax at the rate applicable to such U.S. Holder. As discussed under “Dutch Taxation for Non-Resident ADSs, Common and/or Preferred Shareholders – Withholding Tax” above in this Item 10 under the Treaty (including a treaty that may replace such treaty from time to time), dividends paid by us to a U.S. Holder generally will be subject to a Dutch withholding tax rate of 15 percent. Such reduced rate of withholding will apply only if the U.S. Holder is treated as a resident of the United States. for purposes of such Treaty and otherwise is entitled to the benefits of the Treaty and the dividends are not effectively connected with a permanent establishment or fixed base of such U.S. Holder that is situated in the Netherlands.

For purposes of calculating the U.S. foreign tax credit for taxable years beginning before January 1, 2007, dividend income with respect to the common shares or ADSs should generally constitute “passive income” or, in the case of certain U.S. holders, “financial services income,” and for taxable years beginning after December 31, 2006, such dividend income should generally constitute “passive category income” or, in the case of certain U.S. holders, “general category income.” U.S. holders should consult their tax advisors regarding the availability of, and limitations on, any such tax credit.

If and to the extent that Ahold pays a dividend on the common shares or ADSs out of dividend income from its non-Dutch subsidiaries and is therefore entitled to a credit for Dutch tax purposes for foreign taxes attributable to such dividend income from non-Dutch subsidiaries, there is a risk that the U.S. Internal Revenue Service might take the position that Ahold’s allowable credit for Dutch tax purposes constitutes a partial subsidy of its withholding tax obligation and that, therefore, a U.S. Holder would not be entitled to a foreign tax credit with respect to the amount so allowed. However, this Dutch tax credit is available only to Ahold and does not reduce the amount of withholding tax applied against the dividends paid by the Company. Ahold believes that such a position would not be correct because such Dutch credit is based primarily on the net dividend received and the U.S. Holder does not receive any benefit from such Dutch tax credit available to the Company.

Subject to the discussion under “Backup Withholding Tax and Information Reporting Requirements” below in this Item 10, a Non-U.S. Holder of common shares or ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on common shares

148	AHOLD ANNUAL REPORT 2006

or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or exchange of common shares or ADSs

A U.S. Holder generally will recognize gain or loss on the sale or exchange of common shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in the common shares or ADSs. Such gain or loss will be capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends), if such U.S. Holder’s holding period for such common shares or ADSs exceeds one year. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

A U.S. Holder’s initial tax basis in common shares or ADSs will be the U.S. dollar value of the euro denominated purchase price determined on the date of purchase. If the common shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder, or, if he/she or it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such common shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If a U.S. Holder converts U.S. dollars to euros and immediately uses that currency to purchase common shares or ADSs, such conversion generally will not result in taxable gain or loss to such U.S. Holder.

With respect to the sale or exchange of common shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder or (2) the date of disposition in the case of an accrual basis U.S. Holder. If the common shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if he/she or it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. Subject to the discussion under “Backup Withholding Tax and Information Reporting Requirements” below in this Item 10, a Non-U.S. Holder of common shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such common shares or ADSs unless (1) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Backup withholding tax and information reporting requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman to a holder of common shares or ADSs (other than an “exempt recipient” which is a payee, including a corporation, a payee that is not a U.S. person that provides an appropriate certification, and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the, sale or redemption of, common shares or ADSs within the United States to a holder, or by a U.S. payor or U.S. middleman (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding rate is 28 percent through 2010.

In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership,” within the meaning of the applicable U.S. Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a U.S. person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

AHOLD ANNUAL REPORT 2006	149

Additional information

The above summary is not intended to constitute a complete analysis of all tax consequences that may be relevant to the acquisition, ownership and disposition of common shares or ADSs, and does not address state, local, foreign or other tax laws. Holders of common shares or ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total expenses incurred by Ahold and its subsidiaries for services provided by the Company’s independent auditor, Deloitte Accountants B.V. and its member firms and/or affiliates (“Deloitte”), for the past three years:

EUR in thousands	2006	2005	2004
Audit Fees	17,965	17,009	25,185
Audit-Related Fees	145	3,187	2,389
Tax Fees	–	–	27
Total	18,110	20,196	27,601

Audit fees

Audit fees principally constitute fees billed for professional services rendered by Deloitte for the audit of Ahold’s financial statements for each of the years 2004, 2005 and 2006. It also encompasses the review of the interim financial statements for the third quarter of 2004 and the second and third quarter of 2005 including fees related to statutory financial statements. The 2004 audit fees also included fees for audits of closing balances for divested entities and fees for the audit of the conversion to IFRS.

Audit-related fees

Audit-related fees constitute fees billed for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of Ahold’s financial statements, other than the services reported above under “Audit Fees,” in each of the years 2004, 2005 and 2006.

Tax fees

Tax fees constitute fees billed for professional services rendered by Deloitte for tax compliance, tax advice and tax planning.

Audit Committee pre-approval

Ahold’s Audit Committee pre-approved all audit and permitted non-audit services provided to the Company and to its subsidiaries during the periods listed prior to the engagement of Ahold’s independent public accountants with respect to such services. Permitted non-audit services are assurance services or other work traditionally provided to Ahold by the independent public accountants in their capacity as external auditor.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The following table sets forth a reconciliation of net sales in 2004 to net sales in 2004 excluding week 53 of 2004 (“Adjusted 2004”):

In millions		Adjusted 2004	Week 53 of 2004	2004
Total Company	EUR	43,301	739	44,040
Retail
Stop & Shop/
Giant-Landover Arena	USD	15,800	305	16,105
Giant-Carlisle/Tops Arena	USD	6,352	128	6,480
Albert Heijn Arena	EUR	6,296	122	6,418
Schuitema	EUR	3,121	60	3,181
U.S. Foodservice	USD	18,557	290	18,847

        This reconciliation has no impact on the Central Europe Arena.

The following table sets forth a reconciliation of total retail operating income excluding impairment of assets, gains/ losses on the sale of assets and restructuring and other related charges (“Adjusted total retail operating income”) to total retail operating income in 2006 and 2005:

EUR in millions, except percentages	2006	2005
Total retail net sales	29,572	29,107
Adjusted total retail operating income	1,285	1,202
Adjustments:
Impairment of assets	(61)	(105)
Gains/losses on the sale of assets	34	42
Restructuring and other related charges	(107)	(18)
Total retail operating income	1,151	1,121
As a percentage of sales
Adjusted total retail operating income	4.3%	4.1%
Total retail operating income	3.9%	3.9%

150	AHOLD ANNUAL REPORT 2006

This Annual Report includes the following non-GAAP financial measures:

•

Net sales at constant exchange rates. In certain instances, net sales exclude the impact of using different currency exchange rates to translate the financial information of certain of the Company’s subsidiaries to Euros. For comparison purposes, the financial information of the previous year is adjusted using the average currency exchange rates for 2006 in order to understand this currency impact. In some instances, net sales are presented in local currency. Ahold believes these measures provide a better insight into the operating performance of foreign subsidiaries.

•

Net sales excluding the impact of divestitures. Ahold believes that by excluding divestitures, this measure provides a better insight into the operating performance and results from the continuing operations of the subsidiary.

•

Net sales excluding the impact of currency exchange rates and divestments. Ahold believes that as a result of these exclusions, this measure provides a better insight into the Company’s operating performance.

•

Net sales excluding week 53 of 2004. Because fiscal 2004 consisted of 53 weeks while each of fiscal 2006 and 2005 consisted of 52 weeks, Ahold believes that by excluding net sales during week 53 of 2004, this measure allows for better comparisons between periods.

•

Identical sales excluding gasoline net sales. Because gasoline prices have recently experienced greater volatility than food prices, Ahold believes that by excluding gasoline net sales, this measure provides a better insight into the recent positive effect of gasoline net sales on identical sales.

•

Group Support Office costs excluding the Securities Class Action settlement. Ahold believes that by excluding the Securities Class Action settlement, this measure provides a better insight into the Company’s operating performance.

•

Operating expenses excluding the impact of the Securities Class Action settlement as a percentage of net sales. Operating expenses as a percentage of net sales in 2005 was 20.1 percent. Operating expenses excluding the impact of the Securities Class Action settlement as a percentage of net sales in 2005 was 18.3 percent. Ahold believes that as a result of this exclusion, this measure provides a better insight into the Company’s operating performance.

•

Operating income excluding the impact of the Securities Class Action settlement. Ahold believes that by excluding the impact of the Securities Class Action settlement, this measure allows for better comparisons between periods and provides a better insight into operating performance.

•

Operating income excluding impairment of assets, gains/losses on the sale of assets and restructuring and other related charges. Ahold believes that as a result of these exclusions, this measure provides a better insight into the Company’s operating performance.

•

Operating income (loss) in local currency. In certain instances, operating income (loss) is presented in local currency. Management believes this measure provides a better insight into the operating performance of foreign subsidiaries.

•

Total gross debt, which is the sum of long-term debt and short-term debt. A reconciliation of total gross debt to loans, including current portion, appears under “Management’s discussion and analysis – Liquidity and Capital Resources – Debt.” Ahold believes that total gross debt is a useful measure of Ahold’s indebtedness.

AHOLD ANNUAL REPORT 2006	151

Cross-reference to Form 20-F

The cross-reference table below indicates where each Form 20-F Item is included within this Annual Report.
Item		Required Item in Form 20-F	Page reference
Part I
1		Identity of Directors, Senior Management and Advisors	N/A

2		Offer Statistics and Expected Timetable
N/A
3		Key Information
	3A	Selected financial data	4–6, 140
	3B	Capitalization and indebtedness	N/A
	3C	Reasons for the offer and use of proceeds	N/A
	3D	Risk factors	31–36

4		Information on the Company
	4A	History and development of the Company	22, 37–54, 61, 69–73, 82–84, 141, 156
	4B	Business overview	37–48, 70–73
	4C	Organizational structure	22, 37–38, 127–128
	4D	Property, plant and equipment	37–41

4A		Unresolved Staff Comments	N/A

5		Operating and Financial Review and Prospects
	5A	Operating Results	42–54
	5B	Liquidity and capital resources	49–54, 91–92, 99–105, 111–117
	5C	Research and development, patents and licenses, etc.	N/A
	5D	Trend information	3, 7–9, 42–54
	5E	Off-balance sheet arrangements	51–52, 111–117
	5F	Tabular disclosure of contractual obligations	51
	5G	Forward-looking statements notice	154–155

6		Directors, Senior Management and Employees
	6A	Directors and senior management	11–18
	6B	Compensation	16, 19–21, 74–79
	6C	Board practices	11, 14–18, 22–28
	6D	Employees	6, 73, 134, 142
	6E	Share ownership	19–21, 74–79, 91, 93–94, 107, 140– 141

7		Major Shareholders and Related Party Transactions
	7A	Major shareholders	27
	7B	Related party transactions	91, 106–107, 140
	7C	Interests of experts and counsel	N/A

8		Financial Information
	8A	Consolidated statements and other financial information	2, 4–6, 25–28, 55–137, 140
	8B	Significant changes	3, 7–9, 42–54, 137

152	AHOLD ANNUAL REPORT 2006

Item		Required Item in Form 20-F	Page reference
9		The Offer and Listing
	9A	Offer and listing details	138–139
	9B	Plan of distribution	N/A
	9C	Markets	138
	9D	Selling shareholders	N/A
	9E	Dilution	N/A
	9F	Expenses of the issue	N/A

10		Additional Information
	10A	Share capital	N/A
	10B	Memorandum and Articles of Association	22–28, 103, 141
	10C	Material contracts	74–75, 101–103
	10D	Exchange controls	143
	10E	Taxation	143–149
	10F	Dividends and paying agents	N/A
	10G	Statement by experts	N/A
	10H	Documents on display	141
	10I	Subsidiary information	N/A

11		Quantitative and Qualitative Disclosures about Market Risk	54, 107–111

12		Description of Securities other than Equity Securities	N/A

Part II

13		Defaults, Dividend Arrearages and Delinquencies	N/A

14		Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A

15		Controls and Procedures	29–30

16		Reserved
	16A	Audit Committee Financial Expert	17–18
	16B	Code of Ethics	24, 29
	16C	Principal Accountant Fees and Services	150
	16D	Exemptions from the listing standards for audit committees	N/A
	16E	Purchases of equity securities by the issuer and affiliated purchaser	N/A

Part III

17		Financial Statements	N/A

18		Financial Statements	2, 55–137

19		Exhibits	Filed with the SEC

AHOLD ANNUAL REPORT 2006	153

Forward-looking statements notice

Certain statements contained in this Annual Report are “forward-looking statements” within the meaning of the U.S. federal securities laws. Those statements include, but are not limited to:

•

Expectations as to changes in net sales, operating income and certain expenses in respect of certain of Ahold’s operations, price fluctuations and estimations of the factors that will cause such expected changes;

•	Expectations as to reduction of Ahold’s debt and the consequences on its financial position, results of operations and liquidity;
•	Expectations as to the impact of operational improvements on productivity levels, operating income and profitability in Ahold’s stores;
•	Expectations as to the savings from Ahold’s strategy, including a reduction in operating costs of EUR 500 million, the reduction of Group Support Office costs by 50% and the timing thereof;
•

Expectations as to Ahold’s financial position and prospects, initiatives to lower costs, access to liquidity, the sufficiency of its working capital and the sufficiency of its existing credit facilities, its letter of credit requirements, as well as to the timing and amounts of certain repayments under Ahold’s existing indebtedness and the sources of funds available for such payments and the impact of the Company’s financial plan and strategy;

•	Statements as to achieving investment grade;
•

Statements as to the timing, scope and impact of certain divestments, dispositions or acquisitions, the amount of proceeds to be raised and the use of proceeds from such divestments, dispositions or acquisitions;

•	Expectations as to the growth in the industry in which Ahold operates;
•	Expectations as to trends in energy costs, pension and health care costs, insurance costs and coverage, exchange rate fluctuations and food price inflation;
•	Statements as to plans to increase the amount to be returned to shareholders;
•

Statements regarding the improvement of the food retail business and store operations, including strengthening consumer insight capability, building on continental sourcing strategy, improving brands and improving price positioning, and product assortment;

•	Statements as to the institution of two continental platforms for management of the Ahold group;
•	Statements as to the expected timing, strategy, outcome, cost and impact of certain legal proceedings and investigations and the sufficiency of Ahold’s available defenses and responses;
•	Statements as to the extent of Ahold’s obligations under certain contingent liabilities;
•	Expectations as to the cost of contributions to certain pension plans and other employee benefit plans;
•	Statements as to the amount and timing of any future dividend payments;
•	Expectations as to Ahold’s competitive position, industry consolidation and the impact of the economy on the Company’s business, liquidity and results of operations and financial position;
•	Expectations as to the divestments of U.S. Foodservice, Ahold’s operations in Slovakia and Poland, Tops and JMR;
•	Expectations regarding Ahold’s growth and capital expenditures;
•	Statements as to Ahold’s goals and future strategy with respect to supplier and customer relationships, market positioning, net sales growth, portfolio strategy and operating margin;
•	Expectations as to the timing of certain appointments of key executive personnel;
•	Expectations as to Ahold’s relationships with the relevant trade unions and retention of personnel;
•	Statements as to the sufficiency of Ahold’s facilities to meet the requirements of its foreseeable future operations; and
•	Expectations as to environmental risks and regulations.

154	AHOLD ANNUAL REPORT 2006

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include, but are not limited to:

•	Ahold’s liquidity needs exceeding expected levels,
•	Ahold’s ability to maintain normal terms, or improve terms, with suppliers and customers;
•	Ahold’s ability to reach agreements acceptable to the Company for the operations being divested, including its ability to successfully divest U.S. Foodservice;
•	Ahold’s ability to address legal obstacles to the consummation of certain divestments and acquisitions and to satisfy other closing conditions to certain divestments and acquisitions;
•

Ahold’s ability or the ability of any of its operating companies to implement and successfully complete their plans and strategies or delays or additional costs encountered in connection with their implementation;

•	The effect of general economic conditions and fluctuations in food prices;
•	Difficulties encountered in the cooperation efforts among Ahold’s subsidiaries and the implementation of new operational improvements;
•

Diversion of management’s attention, the loss of key personnel, the integration of new members of management, Ahold’s ability to attract, retain and unexpected delays in appointing key executives and employees;

•	Increases in competition in the markets in which Ahold’s subsidiaries and joint ventures operate and changes in marketing methods utilized by competitors;
•

Fluctuations in interest rates in the countries in which Ahold operates and in exchange rates between the euro and the other currencies in which the Company’s assets, liabilities and operating income are denominated, in particular, the U.S. dollar;

•	Ahold’s ability to maintain its market share in the markets in which it operates;
•	The results of pending or future legal proceedings to which Ahold is, or may be, a party;
•	The actions of government regulators and law enforcement agencies;
•	Any downgrading of Ahold’s credit ratings or its inability to achieve an investment grade;
•	Sufficiency of Ahold’s insurance coverage and any increases in insurance premiums;
•	Ahold’s ability to maintain normal relations with personnel and trade unions;
•	The potential adverse impact of any disclosures made in this Annual Report on Ahold’s results of operations and liquidity; and
•	Other factors discussed elsewhere in this Annual Report.

Many of these factors are beyond Ahold’s ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this Annual Report. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws and regulations.

Neither Ahold’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained in this Annual Report, nor have they expressed any opinion or any other form of assurance on such information or its achievability. They assume no responsibility for, and disclaim any association with, the prospective financial information.

For additional information on these forward-looking statements and the factors that could cause actual results to differ materially from future results expressed or implied by these forward-looking statements, see Ahold’s public filings.

Outside the Netherlands, Ahold presents itself under the name of “Royal Ahold” or simply “Ahold.” For the reader’s convenience, “Ahold” or “the Company” is also used throughout this Annual Report. The Company’s registered name is “Koninklijke Ahold N.V.”

AHOLD ANNUAL REPORT 2006	155

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

Visiting address

Ahold Corporate Center Ahold Corporate Center Piet Heinkade 167-173 1019 GM Amsterdam The Netherlands www.ahold.com Trade Register No. 35000363

Designed and produced by greymatter williams and phoa Printer: Hollandia Printing

158	AHOLD ANNUAL REPORT 2006

Ahold Annual Report 2006

Piet Heinkade 167-173

1019 GM Amsterdam

The Netherlands

www.ahold.com

PART III

Item 18. FINANCIAL STATEMENTS

The Company’s consolidated financial statements are set forth on pages 55 through 137 of the Annual Report 2006 to Shareholders.

Separate consolidated financial statements and notes thereto for ICA AB are being filed pursuant to Rule 3-09 of Regulation S-X, see Exhibit 15.1 to this annual report on Form 20-F.

Item 19. EXHIBITS

EXHIBITS

EXHIBIT	DESCRIPTION
1.1	English translation of Articles of Association of the Company, as amended on March 3, 2004, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

2.1	Amended and Restated Agency Agreement in respect of a Euro Medium Term Note Program, dated September 22, 2006, between the Company, as Issuer, Citibank N.A., as Agent, and ABN AMRO Bank N.V., as Paying Agent.[1,2]

4.1	Amended and Restated Employment Agreement between the Company and Anders Moberg dated October 14, 2003, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 29, 2002.

4.2	Employment Agreement between the Company and Peter Wakkie dated October 9, 2003, incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

4.3	Confirmation from the Company to Peter Wakkie of increase of annual gross base salary, dated April 18, 2006

4.4	Employment Agreement between the Company and John Rishton dated September 14, 2005, incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the fiscal year ended January 1, 2006.

4.5	Addendum, dated July 7, 2006, to Employment Agreement between the Company and John Rishton dated September 14, 2005.

4.6	Credit Facility, dated May 17, 2005, between the Company and ABN AMRO Bank N.V., Bank of America N.A., BNP Paribas, Citibank International plc, ING Bank, N.V., J.P. Morgan Chase Bank N.A. and Coöperative Centrale Raiffeisen-Boerenleenbank B.A. and certain banks and financial institutions, as lenders, incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the fiscal year ended January 1, 2006.[2]

8.1	For significant subsidiaries as of the end of the fiscal year covered by this annual report on Form 20-F, please see the information on pages 127-128 of the Financial Statements—Note 36—”List of subsidiaries, joint ventures and associates,” which information is incorporated herein by reference.

9.1	Consent of Deloitte Accountants B.V., independent registered public accounting firm of the Company.

9.2	Consent of Deloitte AB, independent registered public accounting firm of ICA AB, as included in Exhibit 15.1 to this annual report on Form 20-F.

11.1	Ahold Global Code of Professional Conduct and Ethics, effective as of March 1, 2005, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended January 2, 2005.

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[3]

13.2	Certification of the principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[3]

15.1	Consolidated financial statements and notes for ICA AB.

1

Pursuant to Instruction 2(b)(i) as to Exhibits in Form 20-F, various instruments defining the rights of long-term debt of the Company are not being filed herewith because the total of securities authorized under each such instrument does not exceed 10% of the total assets of the Company. The Company hereby agrees to furnish a copy of any such instrument to the SEC upon request.

2

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

3	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

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

Date: March 29, 2007