Form 20-F/A
period 2006-12-31
ROYAL AHOLD
filed 2007-06-29
CIK 869425

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

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

Yes  ☐    No  ☒

EXPLANATORY NOTE

Koninklijke Ahold N.V. (“Ahold” or the “Company) hereby amends its Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Ahold Form 20-F”) filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2007. This Amendment No. 1 to the Annual Report on Form 20-F/A (“Amendment No. 1”) is being filed to amend “Item 18—Financial Statements” and “Item 19—Exhibits” of the Ahold Form 20-F to include the consolidated financial statements and notes thereto for our joint venture JMR—GESTÃO DE EMPRESAS DE RETALHO, SGPS, S.A. (“JMR”) for its fiscal years ended December 31, 2006, 2005 and 2004 as required by Rule 3-09 of Regulation S-X. These financial statements include audited consolidated financial statements for JMR as of and for its fiscal year ended December 31, 2005.

Except as specifically provided above, this Amendment No. 1 does not amend, update or restate any other items or sections of the Ahold Form 20-F and does not reflect events occurring after the filing of the Ahold Form 20-F.

PART III

Item 18.    FINANCIAL STATEMENTS

The Company’s consolidated financial statements are set forth on pages 55 through 137 of the Annual Report 2006 to Shareholders are incorporated by reference in this Amendment No. 1.

Separate consolidated financial statements and notes thereto for ICA AB were filed pursuant to Rule 3-09 of Regulation S-X. See Exhibit 15.1 hereto. Separate consolidated financial statements and notes thereto for JMR for its fiscal years ended December 31, 2006, 2005 and 2004 are being filed pursuant to Rule 3-09 of Regulation S-X. See Exhibit 15.2 hereto.

Item 19.     EXHIBITS

EXHIBITS

EXHIBIT	DESCRIPTION
1.1	English translation of Articles of Association of the Company, as amended on March 3, 2004, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

2.1	Amended and Restated Agency Agreement in respect of a Euro Medium Term Note Program, dated September 22, 2006, between the Company, as Issuer, Citibank N.A., as Agent, and ABN AMRO Bank N.V., as Paying Agent.[1,2,4]

4.1	Amended and Restated Employment Agreement between the Company and Anders Moberg dated October 14, 2003, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 29, 2002.

4.2	Employment Agreement between the Company and Peter Wakkie dated October 9, 2003, incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

4.3	Confirmation from the Company to Peter Wakkie of increase of annual gross base salary, dated April 18, 2006.[4]

4.4	Employment Agreement between the Company and John Rishton dated September 14, 2005, incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the fiscal year ended January 1, 2006.

4.5	Addendum, dated July 7, 2006, to Employment Agreement between the Company and John Rishton dated September 14, 2005.[4]

4.6	Credit Facility, dated May 17, 2005, between the Company and ABN AMRO Bank N.V., Bank of America N.A., BNP Paribas, Citibank International plc, ING Bank, N.V., J.P. Morgan Chase Bank N.A. and Coöperative Centrale Raiffeisen-Boerenleenbank B.A. and certain banks and financial institutions, as lenders, incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the fiscal year ended January 1, 2006.[2]

8.1	For significant subsidiaries as of the end of the fiscal year covered by this annual report on Form 20-F, please see the information on pages 127-128 of the Financial Statements—Note 36—“List of subsidiaries, joint ventures and associates,” which information is incorporated herein by reference.

9.1	Consent of Deloitte Accountants B.V., independent registered public accounting firm of the Company.[4]

9.2	Consent of Deloitte AB, independent registered public accounting firm of ICA AB.

9.3	Consent of PricewaterhouseCoopers, independent auditors to JMR.

11.1	Ahold Global Code of Professional Conduct and Ethics, effective as of March 1, 2005, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended January 2, 2005.

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[3]

13.2	Certification of the principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[3]

15.1	Consolidated financial statements and notes for ICA AB.[4]

15.2	Consolidated financial statements and notes for JMR.

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

[3]	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

[4]	Previously filed as an exhibit to the Ahold Form 20-F.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized.

Koninklijke Ahold N.V.

By:	/s/ Anders C. Moberg

Name: Anders C. Moberg
Title: President, Chief Executive Officer and Member of the Corporate Executive Board

Date: June 29, 2007

List of Exhibits

Exhibit	Description

1.1	English translation of Articles of Association of the Company, as amended on March 3, 2004, incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

2.1	Amended and Restated Agency Agreement in respect of a Euro Medium Term Note Program, dated September 22, 2006, between the Company, as Issuer, Citibank N.A., as Agent, and ABN AMRO Bank N.V., as Paying Agent.[1,2,4]

4.1	Amended and Restated Employment Agreement between the Company and Anders Moberg dated October 14, 2003, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 29, 2002.

4.2	Employment Agreement between the Company and Peter Wakkie dated October 9, 2003, incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 28, 2003.

4.3	Confirmation from the Company to Peter Wakkie of increase of annual gross base salary, dated April 18, 2006. [4]

4.4	Employment Agreement between the Company and John Rishton dated September 14, 2005, incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F for the fiscal year ended January 1, 2006.

4.5	Addendum, dated July 7, 2006, to Employment Agreement between the Company and John Rishton dated September 14, 2005.[4]

4.6	Credit Facility, dated May 17, 2005, between the Company and ABN AMRO Bank N.V., Bank of America N.A., BNP Paribas, Citibank International plc, ING Bank, N.V., J.P. Morgan Chase Bank N.A. and Coöperative Centrale Raiffeisen-Boerenleenbank B.A. and certain banks and financial institutions, as lenders, incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F for the fiscal year ended January 1, 2006.[2]

8.1	For significant subsidiaries as of the end of the fiscal year covered by this annual report on Form 20-F, please see the information on pages 127-128 of the Financial Statements—Note 36—“List of subsidiaries, joint ventures and associates,” which information is incorporated herein by reference.

9.1	Consent of Deloitte Accountants B.V., independent registered public accounting firm of the Company.[4]

9.2	Consent of Deloitte AB, independent registered public accounting firm of ICA AB.

9.3	Consent of PricewaterhouseCoopers, independent auditors to JMR.

11.1	Ahold Global Code of Professional Conduct and Ethics, effective as of March 1, 2005, incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended January 2, 2005.

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[3]

13.2	Certification of the principal financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.[3]

15.1	Consolidated financial statements and notes for ICA AB.[4]

15.2	Consolidated financial statements and notes for JMR.

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

[3]	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

[4]	Previously filed as an exhibit to the Ahold Form 20-F.