Form 20-F
period 2016-01-03
ROYAL AHOLD
filed 2016-03-03
CIK 869425

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☑     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended January 3, 2016

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                        to

OR

☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-12510

Koninklijke Ahold N.V.

(Exact name of registrant as specified in its charter)

Royal Ahold

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Provincialeweg 11

1506 MA Zaandam

The Netherlands

Tel: +31-88-659-5100

(Address of executive offices)

Guy Thomson

Provincialeweg 11

1506 MA Zaandam

The Netherlands

Tel: +31-88-659-5100

E-mail: guy.thomson@ahold.com

(Name, Telephone, E-mail and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                          Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares, nominal value €0.01 per share

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 818,471,229

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐    No  ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting

Standards Board  ☑  Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☑

EXPLANATORY NOTE

On January 28, 2016, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-4 (Commission File No. 333-209098) (“Form F-4 Registration Statement”) of Koninklijke Ahold N.V., a limited liability company (naamloze vennootschap) incorporated under Dutch law, relating to Koninklijke Ahold N.V.’s business combination transaction with Delhaize Group NV/SA.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form F-4 Registration Statement did not contain the certified financial statements of Koninklijke Ahold N.V. for the year ended January 3, 2016; therefore, as required by Rule 15d-2, Koninklijke Ahold N.V. is hereby filing the certified financial statements of Koninklijke Ahold N.V. with the SEC under cover of the facing page of an annual report on Form 20-F.

Report of Independent Registered Public Accounting Firm

To the Shareholders of Koninklijke Ahold N.V.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Koninklijke Ahold N.V. and its subsidiaries at January 3, 2016 and December 28, 2014, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Accountants N.V.

Amsterdam, The Netherlands

March 2, 2016

/s/ P.J. van Mierlo RA

Consolidated Income Statements

For the years 2015, 2014 and 2013

€ million, except per share data	Note	2015	2014	2013
Net sales	7	38,203	32,774	32,615
Cost of sales	8	(27,835)	(24,088)	(23,933)
Gross profit		10,368	8,686	8,682
Selling expenses		(7,722)	(6,424)	(6,293)
General and administrative expenses		(1,328)	(1,012)	(1,150)
Total operating expenses	8	(9,050)	(7,436)	(7,443)

Operating income		1,318	1,250	1,239
Interest income		5	6	7
Interest expense		(235)	(212)	(225)
Net interest expense on defined benefit pension plans	23	(14)	(16)	(24)
Other financial expenses		(21)	(13)	(49)
Net financial expenses	9	(265)	(235)	(291)

Income before income taxes		1,053	1,015	948
Income taxes	10	(224)	(248)	(153)
Share in income of joint ventures	14	20	24	10
Income from continuing operations		849	791	805

Income (loss) from discontinued operations	5	2	(197)	1,732
Net income		851	594	2,537

Attributable to:
Common shareholders		852	594	2,537
Non-controlling interests		(1)	—	—
Net income		851	594	2,537

Earnings per share	29

Net income per share attributable to common shareholders
Basic		1.04	0.68	2.48
Diluted		1.02	0.67	2.39
Income from continuing operations per share attributable to common shareholders
Basic		1.04	0.90	0.79
Diluted		1.02	0.88	0.77

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

For the years 2015, 2014 and 2013

€ million	Note	2015	2014	2013
Net income		851	594	2,537

Remeasurements of defined benefit pension plans
Remeasurements before taxes - income (loss)	23	(53)	(25)	230
Income taxes	10	11	21	(83)
Other comprehensive income (loss) that will not be reclassified to profit or loss		(42)	(4)	147

Currency translation differences in foreign interests:
Currency translation differences before taxes from:
Continuing operations		450	389	(149)
Discontinued operations		—	—	30
Cumulative translation differences from divestments transferred to net income	5	—	—	(82)
Income taxes	10	(1)	—	1
Cash flow hedges:
Fair value result in the year		39	(76)	(10)
Transfers to net income		(27)	9	70
Income taxes	10	(3)	16	(15)
Other comprehensive income of joint ventures - net of income taxes:
Share of other comprehensive income from continuing operations	14	1	—	—
Other comprehensive loss transferred to net income	5	—	—	9
Other comprehensive income (loss) reclassifiable to profit or loss		459	338	(146)

Total other comprehensive income		417	334	1

Total comprehensive income		1,268	928	2,538

Attributable to:
Common shareholders		1,269	928	2,538
Non-controlling interests		(1)	—	—
Total comprehensive income		1,268	928	2,538

Attributable to:
Continuing operations		1,266	1,125	849
Discontinued operations	5	2	(197)	1,689
Total comprehensive income		1,268	928	2,538

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

For the years 2015 and 2014

€ million	Note	January 3, 2016	December 28, 2014
Assets
Property, plant and equipment	11	6,677	6,150
Investment property	12	580	560
Intangible assets	13	1,968	1,763
Investments in joint ventures and associates	14	212	206
Other non-current financial assets	15	516	482
Deferred tax assets	10	628	494
Other non-current assets		39	35
Total non-current assets		10,620	9,690
Assets held for sale	5	3	7
Inventories	16	1,676	1,589
Receivables	17	837	728
Other current financial assets	18	596	323
Income taxes receivable		14	59
Prepaid expenses and other current assets		308	118
Cash and cash equivalents	19	1,826	1,624
Total current assets		5,260	4,448
Total assets		15,880	14,138

Equity and liabilities
Equity attributable to common shareholders	20	5,622	4,844
Non-controlling interests		(1)	—
Group equity		5,621	4,844
Loans	21	1,522	1,410
Other non-current financial liabilities	22	2,187	2,039
Pensions and other post-employment benefits	23	389	290
Deferred tax liabilities	10	110	150
Provisions	24	731	663
Other non-current liabilities	25	318	276
Total non-current liabilities		5,257	4,828
Accounts payable		2,800	2,655
Other current financial liabilities	26	330	280
Income taxes payable		39	22
Provisions	24	260	240
Other current liabilities	27	1,573	1,269
Total current liabilities		5,002	4,466
Total equity and liabilities		15,880	14,138

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the years 2015, 2014 and 2013

€ million	Note	Share capital	Additional paid-in capital	Currency translation reserve	Cash flow hedging reserve	Other reserves including accumulated deficit[1]	Equity attributable to common shareholders
Balance as of December 30, 2012		318	8,713	(292)	(126)	(3,467)	5,146
Net income attributable to common shareholders		—	—	—	—	2,537	2,537
Other comprehensive income (loss)		—	—	(200)	45	156	1
Total comprehensive income (loss) attributable to common shareholders		—	—	(200)	45	2,693	2,538
Dividends		—	—	—	—	(457)	(457)
Share buyback		—	—	—	—	(768)	(768)
Share-based payments		—	—	—	—	61	61
Balance as of December 29, 2013	20	318	8,713	(492)	(81)	(1,938)	6,520
Net income attributable to common shareholders		—	—	—	—	594	594
Other comprehensive income (loss)		—	—	389	(51)	(4)	334
Total comprehensive income (loss) attributable to common shareholders		—	—	389	(51)	590	928
Dividends		—	—	—	—	(414)	(414)
Capital repayment		(308)	(809)	—	—	109	(1,008)
Share buyback		—	—	—	—	(1,232)	(1,232)
Cancelation of treasury shares		(1)	(1,060)	—	—	1,061	—
Share-based payments		—	—	—	—	50	50
Balance as of December 28, 2014	20	9	6,844	(103)	(132)	(1,774)	4,844
Net income attributable to common shareholders		—	—	—	—	852	852
Other comprehensive income (loss)		—	—	449	9	(41)	417
Total comprehensive income attributable to common shareholders		—	—	449	9	811	1,269
Dividends		—	—	—	—	(396)	(396)
Share buyback		—	—	—	—	(161)	(161)
Cancelation of treasury shares		(1)	(785)	—	—	786	—
Share-based payments		—	—	—	—	66	66
Balance as of January 3, 2016	20	8	6,059	346	(123)	(668)	5,622
1 Other reserves include the remeasurements of defined benefit plans.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years 2015, 2014 and 2013

€ million	Note	2015	2014	2013
Income from continuing operations		849	791	805
Adjustments for:
Net financial expenses		265	235	291
Income taxes		224	248	153
Share in income (loss) of joint ventures		(20)	(24)	(10)
Depreciation, amortization, write-downs and impairments		1,043	910	916
Gains on the sale of assets / disposal groups held for sale		(18)	(20)	(28)
Share-based compensation expenses		47	43	43
Operating cash flows before changes in operating assets and liabilities		2,390	2,183	2,170
Changes in working capital:
Changes in inventories		31	1	(13)
Changes in receivables and other current assets		(237)	(33)	73
Changes in payables and other current liabilities		215	146	(21)
Changes in other non-current assets, other non-current liabilities and provisions		(33)	(135)	(42)
Cash generated from operations		2,366	2,162	2,167
Income taxes paid - net		(227)	(269)	(116)
Operating cash flows from continuing operations		2,139	1,893	2,051
Operating cash flows from discontinued operations		(6)	(17)	(16)
Net cash from operating activities		2,133	1,876	2,035
Purchase of non-current assets		(804)	(732)	(811)
Divestments of assets / disposal groups held for sale		51	77	52
Acquisition of businesses, net of cash acquired	28	(150)	(190)	(9)
Divestment of businesses, net of cash divested	28	—	(291)	2,352
Changes in short-term deposits and similar instruments		(247)	1,222	(1,472)
Dividends received from joint ventures	14	21	18	27
Interest received		4	6	6
Other		1	(1)	(1)
Investing cash flows from continuing operations		(1,124)	109	144
Investing cash flows from discontinued operations		—	—	135
Net cash from investing activities		(1,124)	109	279

Interest paid		(227)	(207)	(216)
Repayments of loans		(31)	(24)	(21)
Repayments of finance lease liabilities		(104)	(80)	(73)
Dividends paid on common shares	20	(396)	(414)	(457)
Share buyback	20	(161)	(1,232)	(768)
Capital repayment	20	—	(1,008)	—
Other cash flows from derivatives		(22)	(20)	(19)
Other		5	(3)	(75)
Financing cash flows from continuing operations		(936)	(2,988)	(1,629)
Financing cash flows from discontinued operations		—	(2)	(4)
Net cash from financing activities		(936)	(2,990)	(1,633)
Net cash from operating, investing and financing activities		73	(1,005)	681
Cash and cash equivalents at the beginning of the period (excluding restricted cash)	28	1,615	2,497	1,864
Effect of exchange rate differences on cash and cash equivalents		131	123	(48)
Cash and cash equivalents at the end of the year (excluding restricted cash)	28	1,819	1,615	2,497

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1 The Company and its operations

The principal activity of Koninklijke Ahold N.V. (Ahold or the Company or Group or Ahold group), a public limited liability company with its registered seat in Zaandam, the Netherlands, is the operation of retail stores in Europe and the United States through subsidiaries and joint ventures. Ahold’s significant subsidiaries, joint ventures and associates are listed in Note 37.

2 Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

Historical cost is used as the measurement basis unless otherwise indicated.

Ahold’s financial year is a 52- or 53-week period ending on the Sunday nearest to December 31. Financial year 2015 consisted of 53 weeks and ended on January 3, 2016. The comparative financial year 2014 consisted of 52 weeks and ended on December 28, 2014. The comparative financial year 2013 consisted of 52 weeks and ended on December 29, 2013.

The consolidated financial statements were authorized for issue by the Supervisory Board on March 2, 2016.

These consolidated financial statements are presented in euros (€). The following exchange rates of the euro against the U.S. dollar ($) and the Czech crown (CZK) have been used in the preparation of these financial statements:

	2015	2014	2013
U.S. dollar
Average exchange rate	0.9001	0.7529	0.7533
Year-end closing exchange rate	0.9208	0.8213	0.7277

Czech crown
Average exchange rate	0.0366	0.0363	0.0385
Year-end closing exchange rate	0.0369	0.0360	0.0365

The preparation of financial statements requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. All assumptions, expectations and forecasts used as a basis for certain estimates within these financial statements represent good faith assessments of Ahold’s future performance for which management believes there is a reasonable basis. They involve risks, uncertainties and other factors that could cause the Company’s actual future results, performance and achievements to differ materially from those forecasted. The estimates, assumptions and judgments that management considers most critical relate to:

Vendor allowances (Notes 3 and 17)

The Company must estimate the allowances that are earned based on fulfillment of its related obligations, many of which require management to estimate the volume of purchases that will be made during a period of time. The Company must also estimate the amount of related product that has been sold and the amount that remains in ending inventories and allocate the allowance to cost of sales or inventories accordingly.

Income taxes (Notes 3, 10 and 34)

The ultimate tax effects of transactions may be uncertain for a considerable period of time, requiring management to estimate the related current and deferred tax positions. The Company recognizes liabilities for uncertain tax positions when it is more likely than not that additional tax will be due. Judgment is required in determining whether deferred tax assets are realizable and therefore recognized in the balance sheet.

Intangible assets (Notes 3, 4 and 13)

Intangible assets acquired in a business acquisition are stated at fair value, as determined at the date of the acquisition. To determine the fair value at the acquisition date, judgments and estimates are required.

2 Basis of preparation—(Continued)

Leases and sale and leaseback transactions (Notes 3, 22 and 33)

The classification of leases as finance leases or operating leases requires judgments about the fair value of the leased asset, the split of the fair value between land and buildings, the economic life of the asset, whether or not to include renewal options in the lease term and the appropriate discount rate to calculate the present value of the minimum lease payments.

Revenue recognition with respect to sale and leaseback transactions depends on whether the Company transfers all risks and rewards to the buyer, does not maintain (or maintains only minor) continuing involvement in the property other than the lease payments and whether the transaction is established at fair value.

Impairments (Notes 3, 8, 11, 12 and 13)

Judgments and estimates are required, not only to determine whether there is an indication that an asset may be impaired, but also whether indications exist that impairment losses previously recognized may no longer exist or may have decreased (impairment reversal).

Company and multi-employer pension obligations (Notes 3 and 23)

The present value of the pension obligations depends on a number of assumptions that are determined on an actuarial basis. The assumptions used in determining the net cost (income) for pensions include the discount rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. Other key assumptions comprise longevity and future salary and pension increases. Additional information is disclosed in Note 23.

Provisions and contingencies (Notes 3, 24 and 34)

The recognition of provisions requires estimates and judgment regarding the timing and the amount of outflow of resources. The main estimates are as follows:

•	Self-insurance program: estimates and assumptions include an estimate of claims incurred but not yet reported, historical loss experience, projected loss development factors, estimated changes in claim reporting patterns, claim settlement patterns, judicial decisions and legislation.

•	Loyalty programs: estimated cost of benefits to which customers participating in the loyalty program are entitled, which includes assumptions on redemption rates. These estimates and assumptions apply to all loyalty programs, irrespective of whether they are accounted for as sales deferrals or provisions for future payments made at redemption.

•	Claims and legal disputes: management, supported by internal and external legal counsel, where appropriate, determines whether it is more likely than not that an outflow of resources will be required to settle an obligation. If this is the case, the best estimate of the outflow of resources is recognized.

•	Severance and termination benefits: the provisions relate to separation plans and agreements and use the best information available at the time. The amounts that are ultimately incurred may change as the plans are executed.

•	Onerous contracts: mainly relate to unfavorable lease contracts and include the excess of the unavoidable costs of meeting the obligations under the contracts over the benefits expected to be received under such contracts.

Fair value measurements

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

•	Level 3 inputs are unobservable inputs for the asset or liability.

3 Significant accounting policies

Consolidation

The consolidated financial statements incorporate the financial figures of the Company and its subsidiaries. Subsidiaries are entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. All intra-group transactions, balances, income and expenses are eliminated upon consolidation. Unrealized losses on intra-group transactions are eliminated, unless the transaction provides evidence of an impairment of the assets transferred.

Non-controlling interests are recorded, as appropriate, on the consolidated balance sheet, in the consolidated income statement, and in the consolidated statement of comprehensive income for the non-controlling shareholders’ share in the net assets and the income or loss of subsidiaries. Non-controlling shareholders’ interest in an acquired subsidiary is initially measured at the non-controlling interest’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized. Ahold does not have subsidiaries with non-controlling interests that are material to the Group.

Foreign currency translation

The financial statements of subsidiaries, joint ventures and associates are prepared in their functional currencies, which are determined based on the primary economic environment in which they operate. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the transaction dates. At each balance sheet date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates. Exchange differences arising on the settlement and translation of monetary items are included in net income for the period. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are considered as assets and liabilities denominated in the functional currency of the foreign entity.

Upon consolidation, the assets and liabilities of subsidiaries with a functional currency other than the euro are translated into euros using the exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the respective periods. Exchange rate differences arising during consolidation and on the translation of investments in subsidiaries are included in other comprehensive income and in equity, in the currency translation reserve. Intercompany loans to and from foreign entities for which settlement is neither planned nor likely to occur in the foreseeable future are considered to increase or decrease the net investment in that foreign entity; therefore the exchange rate differences relating to these loans are also included in other comprehensive income and in equity, in the currency translation reserve.

On the disposal of a foreign operation resulting in loss of control, loss of joint control or loss of significant influence, the related cumulative exchange rate difference that was included in equity is transferred to the consolidated income statement.

Segmentation

Ahold’s operating segments are its retail operating companies that engage in business activities from which they earn revenues and incur expenses and whose operating results are regularly reviewed by the Management Board to make decisions about resources to be allocated to the segments and to assess their performance. In establishing the reportable segments, certain operating segments with similar economic characteristics have been aggregated. As Ahold’s operating segments offer similar products using complementary business models, and there is no discernible difference in customer bases, Ahold’s policy on aggregating its operating segments into reportable segments is based on geography and functional currency.

The segments’ performance is evaluated against several measures, of which operating income is the most important. Intersegment sales are executed under normal commercial terms and conditions that would also be available to unrelated third parties. Net sales are attributed to geographic regions based on the location of stores.

Net sales

Ahold generates and recognizes net sales to retail customers at the point of sale in its stores and upon delivery of goods through its online channel. Ahold also generates revenues from the sale of products to retail franchisees that are recognized upon delivery. Ahold recognizes franchise fees as revenue when all material services relating to the contract have been substantially performed.

3 Significant accounting policies (continued)

Revenue from the sale of gift cards and gift certificates is recognized when the gift card or gift certificate is redeemed by the retail customer. Future discounts earned by customers in connection with bonus or loyalty cards and other company-sponsored programs are deferred on the balance sheet at the time of the sale and subsequently recognized in the income statement when redeemed.

Generally, net sales and cost of sales are recorded based on the gross amount received from the customer for products sold and the amount paid to the vendor for products purchased, excluding sales taxes and value-added taxes. However, for certain products or services, such as sales through its online Plaza platform, the sale of lottery tickets, third-party prepaid phone cards, stamps and public transportation tickets, Ahold acts as an agent and consequently records the amount of commission income in its net sales.

3 Significant accounting policies—(Continued)

Cost of sales

Cost of sales includes the purchase price of the products sold and other costs incurred in bringing the inventories to the location and condition ready for sale. These costs include costs of purchasing, storing, rent, depreciation of property, plant and equipment, salaries, and transporting products to the extent that it relates to bringing the inventories to the location and condition ready for sale.

Vendor allowances

Ahold receives various types of vendor allowances. The most common allowances vendors offer are (i) volume allowances, which are off-invoice or amounts billed back to vendors based on the quantity of products sold to customers or purchased from the vendor and (ii) promotional allowances, which relate to cooperative advertising and market development efforts. Volume allowances are recognized as a reduction of the cost of the related products as they are sold. Promotional allowances are recognized as a reduction of the cost of the related products when the Company has performed the activities specified in the contract with the vendor. If the contract does not specify any performance criteria, the allowance is recognized over the term of the contract. Vendor allowances are generally deducted from cost of sales, unless there is clear evidence that they should be classified as revenue or a reimbursement of costs. Ahold recognizes vendor allowances only where there is evidence of a binding arrangement with the vendor, the amount can be estimated reliably and receipt is probable.

The accounting for vendor allowances requires a number of estimates. First, the Company must estimate the allowances that are earned based on the fulfillment of its related obligations, many of which require management to estimate the volume of purchases that will be made during a period of time. Second, the Company needs to estimate the amount of related product that was sold and the amount that remains in ending inventories and accordingly allocate the allowance to cost of sales or inventories. Management makes this estimate based on the turnover of the inventories and allocates a portion of the related vendor allowance to ending inventories until such product is estimated to have been sold to customers.

Selling expenses

Selling expenses relate to our store and online operations and consist of employees’ salaries and wages, store expenses, rent income and rent expense or depreciation related to stores, advertising costs and other selling expenses.

General and administrative expenses

General and administrative expenses consist of support office employees’ salaries and wages, rent and depreciation of support offices, impairment losses and reversals, gains and losses on the sale of non-current assets and disposal groups held for sale, restructuring costs, and other general and administrative expenses.

Share-based compensation

The grant date fair value of equity-settled share-based compensation plans is expensed, with a corresponding increase in equity, on a straight-line basis over the vesting periods of the grants. The cumulative expense recognized at each balance sheet date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of shares that will eventually vest. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition (e.g., total shareholder return). Those are treated as vested irrespective of whether or not the market condition is ultimately satisfied, provided that all non-market conditions (e.g., continued employment) are satisfied.

Income taxes

Income tax expense represents the sum of current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity or other comprehensive income. Current tax expense is based on the best estimate of taxable income for the year, using tax rates that have been enacted or substantively enacted at the balance sheet date and adjustments for current taxes payable (receivable) for prior years. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and the corresponding tax basis used in the computation of taxable income. Deferred tax assets and liabilities are generally recognized for all temporary differences. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized.

Deferred tax assets, including deferred tax assets for tax loss carryforward positions and tax credit carryforward positions, are recognized to the extent that it is probable that future taxable income will be available against which temporary differences, unused tax losses or unused tax credits can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the assets to be recovered.

Deferred tax assets and liabilities are not discounted. Deferred income tax assets and liabilities are offset on the balance sheet when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to income taxes levied by the same fiscal authority. Current income tax assets and liabilities are offset on the balance sheet when there is a legally enforceable right to offset and when the Company intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The ultimate tax effects of some transactions can be uncertain for a considerable period of time, requiring management to estimate the related current and deferred tax positions. The Company recognizes liabilities for uncertain tax positions when it is more likely than not that additional taxes will be due. These liabilities are presented as current income taxes payable, except in jurisdictions where prior tax losses are being carried forward to be used to offset future taxes that will be due; in these instances the liabilities are presented as a reduction to deferred tax assets.

3 Significant accounting policies—(Continued)

Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. Non-current assets (or disposal groups) classified as held for sale are measured at the lower of the asset’s carrying amount and the fair value less costs of disposal. Depreciation or amortization of an asset ceases when it is classified as held for sale. Equity accounting ceases for an investment in a joint venture or associate when it is classified as held for sale; instead, dividends received are recognized in the consolidated income statement.

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale, and represents a separate major line of business or geographical area of operations or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Results from discontinued operations that are clearly identifiable as part of the component disposed of and that will not be recognized subsequent to the disposal are presented separately as a single amount in the consolidated income statement. Results and cash flows from discontinued operations are reclassified for prior periods and presented in the financial statements so that the results and cash flows from discontinued operations relate to all operations that have been discontinued as of the balance sheet date for the latest period presented.

Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition or construction of an asset and borrowing costs incurred during construction. Where applicable, estimated asset retirement costs are added to the cost of an asset. Subsequent expenditures are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company and the costs can be measured reliably. All other subsequent expenditures represent repairs and maintenance and are expensed as incurred.

Depreciation is computed using the straight-line method based on the estimated useful lives of the items of property, plant and equipment, taking into account the estimated residual value. Where an item of property, plant and equipment comprises major components having different useful lives, each such part is depreciated separately. The assets’ useful lives are reviewed at each balance sheet date and adjusted if appropriate.

The estimated useful lives of property, plant and equipment are:

Land	indefinite
Buildings	30-40 years
Material handling systems (in warehouses)	20-30 years
Building components	7-20 years
Machinery and equipment	5-12 years
Other	3-10 years

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

In these cases, the third-party retail units generate rental income, but are primarily of strategic importance for operating purposes to Ahold in its retail operations. Ahold recognizes the part of an owned (or leased under a finance lease) shopping center that is leased to third-party retailers as investment property, unless it represents an insignificant portion of the property. Land and buildings leased to franchisees are not considered to be investment property as they contribute directly to Ahold’s retail operations. Investment property is measured on the same basis as property, plant and equipment.

3 Significant accounting policies—(Continued)

Leases and sale and leaseback transactions

Leases

Ahold is a lessee of land, buildings and equipment under operating and finance lease arrangements. Ahold classifies its leases as finance leases when the lease agreement transfers substantially all of the risks and rewards of ownership to Ahold. For leases determined to be finance leases, the asset and liability are recognized based on their values at the inception of the lease at an amount equal either to the fair value of the leased asset or the present value of the minimum lease payments during the lease term, whichever is lower. Lease payments are apportioned between interest charges and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining liability balance. Contingent rentals are expensed as incurred.

Leases that do not qualify as finance leases are classified as operating leases, and the related lease payments are expensed on a straight-line basis over the lease term, including, as applicable, any rent-free period during which Ahold has the right to use the asset. Payments made to Ahold representing incentives to sign a new lease or representing reimbursements for leasehold improvements are deferred and recognized on a straight-line basis over the term of the lease as reductions to rental expense.

For leases with renewal options where the renewal is reasonably assured, the lease term used to (i) determine the appropriate lease classification, (ii) compute periodic rental expense and (iii) depreciate leasehold improvements (unless their economic lives are shorter) includes the periods of expected renewals.

Determining whether a lease agreement is a finance or an operating lease requires judgment on various aspects. These include the fair value of the leased asset, the economic life of the leased asset, whether or not to include renewal options in the lease term and the determination of an appropriate discount rate to calculate the present value of the minimum lease payments.

Sale and leaseback

The gain or loss on sale and operating leaseback transactions is recognized in the income statement immediately if (i) Ahold does not maintain or maintains only minor continuing involvement in these properties, other than the required lease payments, and (ii) these transactions occur at fair value. Any gain or loss on sale and finance leaseback transactions is deferred and amortized over the term of the lease. In classifying the leaseback in a sale and leaseback transaction, similar judgments have to be made as described above under Leases.

In some sale and leaseback arrangements, Ahold sells a property and only leases back a portion of that property. These properties generally involve shopping centers that contain an Ahold store as well as other stores leased to third-party retailers. In such situations, Ahold recognizes a sale and the resulting profit on the portion of the shopping center that is not leased back to the extent that (i) the property is sold for fair value and (ii) the risks and rewards of owning stores that are not leased back to Ahold have been fully transferred to the buyer. The leaseback of the Ahold store and any gain on the sale of the Ahold store is accounted for under the sale and leaseback criteria described above.

In some sale and leaseback arrangements, Ahold subleases the property to third parties (including franchisees) or maintains a form of continuing involvement in the property sold, such as earn-out provisions or obligations or options to repurchase the property. In such situations, the transaction generally does not qualify for sale and leaseback accounting, but rather is accounted for as a financing transaction (financing). The carrying amount of the asset remains on the balance sheet and the sale proceeds are recorded as a financing obligation. The financing obligation is amortized over the lease term. Once Ahold’s continuing involvement ends, the sale is accounted for under the sale and leaseback criteria described above.

Intangible assets

Goodwill and impairment of goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition, and is carried at cost less accumulated impairment losses. Goodwill on acquisitions of joint ventures and associates is included in the carrying amount of the investment.

For the purposes of impairment testing, goodwill is allocated to each of the cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of a business combination. Goodwill is allocated to a cash-generating unit (or group of cash-generating units) representing the lowest level within the Company at which the goodwill is monitored for internal management purposes and is never larger than an operating segment before aggregation.

3 Significant accounting policies—(Continued)

Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the cash-generating unit may be impaired. Goodwill on acquisitions of joint ventures and associates is assessed for impairment as part of the investment whenever there is an indication that the investment may be impaired. An impairment loss is recognized for the amount by which the cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of a cash-generating unit’s fair value less cost to sell and its value in use. An impairment loss is allocated first to reduce the carrying amount of the goodwill and then to the other assets of the cash-generating unit pro-rata on the basis of the carrying amount of each asset in the cash-generating unit. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On the partial or complete disposal of an operation, the goodwill attributable to that operation is included in the determination of the gain or loss on disposal.

Other intangible assets

Separately acquired intangible assets and internally developed software are carried at cost less accumulated amortization and impairment losses. Intangible assets acquired in a business combination are recognized at fair value at the date of acquisition (which is regarded as their cost).

Customer relationships acquired in business acquisitions are stated at fair value determined using an income approach. Direct costs related to the development of software for internal use are capitalized only if the costs can be measured reliably, technological feasibility has been established, future economic benefits are probable, and the Company intends to complete development and to use the software. All other costs, including all overhead, general and administrative, and training costs, are expensed as incurred. Lease-related intangible assets, consisting primarily of favorable operating lease contracts acquired in business acquisitions, are measured at the present value of the amount by which the contract terms are favorable relative to market prices at the date of acquisition.

Amortization is computed using the straight-line method based on estimated useful lives, which are as follows:

Customer relationships	7-25 years
Software	3-10 years
Lease-related intangibles	remaining expected duration of the lease
Brand names	indefinite
Other	5-indefinite

The useful lives are reviewed at each balance sheet date and adjusted, if appropriate.

Investments in joint arrangements and associates

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. Joint operations arise where Ahold has rights to the assets and obligations relating to the arrangement and therefore accounts for its share of assets, liabilities, revenue and expenses. Joint ventures arise where Ahold has rights to the net assets of the arrangement and therefore equity accounts for its interest.

Associates are entities over which Ahold has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Significant influence is the power to participate in the financial and operating policy decisions of the entity but is not control or joint control over those policies. Associates are accounted for using the equity method.

Under the equity method, investments in joint ventures and associates are measured initially at cost and subsequently adjusted for post-acquisition changes in Ahold’s share of the net assets of the investment (net of any accumulated impairment in the value of individual investments). Where necessary, adjustments are made to the financial figures of joint ventures and associates to ensure consistency with the accounting policies of the Company.

Unrealized gains on transactions between Ahold and its joint ventures and associates are eliminated to the extent of Ahold’s stake in these investments. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred.

Impairment of non-current assets other than goodwill

Ahold assesses on a quarterly basis whether there is any indication that non-current assets may be impaired. If indicators of impairment exist, Ahold estimates the recoverable amount of the asset. If it is not possible to estimate the recoverable amount of an individual asset, Ahold estimates the recoverable amount of the cash-generating unit to which it belongs. Individual stores are considered separate cash-generating units for impairment testing purposes.

The recoverable amount is the higher of an asset’s fair value less cost to sell and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount.

3 Significant accounting policies (continued)

In subsequent years, Ahold assesses whether indications exist that impairment losses previously recognized for non-current assets other than goodwill may no longer exist or may have decreased. If any such indication exists, the recoverable amount of that asset is recalculated and, if required, its carrying amount is increased to the revised recoverable amount. The increase is recognized in operating income as an impairment reversal. An impairment reversal is recognized only if it arises from a change in the assumptions that were used to calculate the recoverable amount. The increase in an asset’s carrying amount due to an impairment reversal is limited to the depreciated amount that would have been recognized had the original impairment not occurred.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost consists of all costs of purchase, cost of conversion, and other costs incurred in bringing the inventories to their location and condition ready for sale, net of vendor allowances attributable to inventories. For certain inventories, cost is approximated using the retail method, in which the sales value of the inventories is reduced by the appropriate percentage of gross margin. The cost of inventories is determined using either the first-in, first-out (FIFO) method or the weighted average cost method, depending on their nature or use. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated marketing, distribution and selling expenses.

Financial instruments

Financial assets and liabilities

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of a financial instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets expire, or if the Company transfers the financial asset to another party and does not retain control or substantially all risks and rewards of the asset. Financial liabilities are derecognized when the Company’s obligations specified in the contract expire or are discharged or canceled. Purchases and sales of financial assets in the normal course of business are accounted for at settlement date (i.e., the date that the asset is delivered to or by the Company).

At initial recognition, management classifies its financial assets as either (i) at fair value through profit or loss, (ii) loans and receivables, (iii) held to maturity or (iv) available-for-sale, depending on the purpose for which the financial assets were acquired. Financial assets are initially recognized at fair value. For instruments not classified as at fair value through profit or loss, any directly attributable transaction costs are initially recognized as part of the asset value. Directly attributable transaction costs related to financial assets at fair value through profit or loss are expensed when incurred.

The fair value of quoted investments is based on current bid prices. If the market for a financial asset is not active, or if the financial asset represents an unlisted security, the Company establishes fair value using valuation techniques. These include the use of recent arm’s-length transactions, reference to other instruments that are substantially the same, and discounted cash flow analysis, making maximum use of market inputs. Subsequent to initial recognition, financial assets are measured as described below. At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired.

Investments at fair value through profit or loss

Investments at fair value through profit or loss are those investments that are either held for trading or designated as such by the Company. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Financial instruments held for trading are measured at fair value and changes therein are recognized in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method, less any impairment losses. They are included in current assets, except for loans and receivables with maturities greater than 12 months after the balance sheet date.

Held to maturity financial assets

Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity that the Company has the positive intention and ability to hold to maturity. They are carried at amortized cost using the effective interest method, less any impairment losses. They are included in current assets, except for held to maturity financial assets with maturities greater than 12 months after the balance sheet date.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category of financial assets or not classified in any of the other categories. They are measured at fair value based on quoted market prices with changes therein recognized directly in equity until the investment is derecognized or determined to be impaired, at which time the cumulative gain or loss previously recorded in equity is transferred to the income statement. Investments in equity instruments that do not have a quoted market price and whose fair value cannot be reliably measured are carried at cost. Available-for-sale financial assets are included in non-current assets unless management intends to dispose of the investment within 12 months after the balance sheet date.

3 Significant accounting policies—(Continued)

Cash and cash equivalents

Cash and cash equivalents include all cash on hand balances, checks, debit and credit card receivables, short-term highly liquid cash investments, and time deposits with original maturities of three months or less. Time deposits and similar instruments with original maturities of more than three months but less than 12 months are classified as other current financial assets. Bank overdrafts are included in short-term borrowings.

Loans and short-term borrowings

Loans and short-term borrowings are recognized initially at fair value, net of transaction costs incurred. Loans and short-term borrowings are subsequently stated at amortized cost, unless they are designated as fair value hedges. Any difference between the proceeds and redemption value is recognized in the income statement over the period of the loans and short-term borrowings using the effective interest method. Loans are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Derivative financial instruments

All derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. Gains and losses resulting from the fair value remeasurement are recognized in the income statement as fair value gains (losses) on financial instruments, unless the derivative qualifies and is effective as a hedging instrument in a designated hedging relationship. In order for a derivative financial instrument to qualify as a hedging instrument for accounting purposes, the Company must document (i) at the inception of the transaction, the relationship between the hedging instrument and the hedged item, as well as its risk management objectives and strategy for undertaking various hedging transactions and (ii) its assessment, both at hedge inception and on an ongoing basis, of whether the derivative that is used in the hedging transaction is highly effective in offsetting changes in fair values or cash flows of hedged items. Derivatives that are designated as hedges are accounted for as either cash flow hedges or fair value hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized initially in the cash flow hedging reserve, a separate component of equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Amounts accumulated in equity are reclassified into the income statement in the same period in which the related exposure impacts the income statement. When a cash flow hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss existing in equity is immediately recognized in the income statement.

Fair value changes of derivative instruments that qualify for fair value hedge accounting treatment are recognized in the income statement in the periods in which they arise, together with any changes in fair value of the hedged asset or liability. If the hedging instrument no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of the hedged item is amortized in the income statement over the remaining period to maturity of the hedged item.

Reinsurance assets and liabilities

Under Ahold’s self-insurance program, part of the insurance risk is ceded under a reinsurance treaty, which is a pooling arrangement between unrelated companies. Reinsurance assets include estimated receivable balances related to reinsurance contracts purchased by the Company. Reinsurance liabilities represent the expected insurance risks related to reinsurance contracts sold by the Company. Reinsurance assets and liabilities are measured on a discounted basis using accepted actuarial methods.

Financial guarantees

Financial guarantees are recognized initially as a liability at fair value. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the obligation and the amount initially recognized less cumulative amortization.

3 Significant accounting policies—(Continued)

Equity

Equity instruments issued by the Company are recorded at the value of proceeds received. Own equity instruments that are bought back (treasury shares) are deducted from equity. Incremental costs that are directly attributable to issuing or buying back own equity instruments are recognized directly in equity, net of the related tax. No gain or loss is recognized in the income statement on the purchase, sale, issuance or cancelation of the Company’s own equity instruments.

3 Significant accounting policies—(Continued)

Cumulative preferred financing shares

Cumulative preferred financing shares, for which dividend payments are not at the discretion of the Company, are classified as non-current financial liabilities and are stated at amortized cost. The dividends on these cumulative preferred financing shares are recognized as interest expense in the income statement, using the effective interest method. From the date when Ahold receives irrevocable notification from a holder of cumulative preferred financing shares to convert these shares into common shares, the cumulative preferred financing shares are classified as a separate class of equity.

Pension and other post-employment benefits

The net assets and net liabilities recognized on the consolidated balance sheet for defined benefit plans represent the actual surplus or deficit in Ahold’s defined benefit plans measured as the present value of the defined benefit obligations less the fair value of plan assets. Any surplus resulting from this calculation is limited to the present value of available refunds and reductions in future contributions to the plan.

Defined benefit obligations are actuarially calculated on the balance sheet date using the projected unit credit method. The present value of the defined benefit obligations is determined by discounting the estimated future cash outflows using market yields on high-quality corporate bonds (i.e., bonds rated AA or higher) denominated in the currency in which the benefits will be paid, and that have an average duration similar to the expected duration of the related pension liabilities.

Defined benefit costs are split into three categories:

•	Service cost, past service cost, gains and losses on curtailment and settlements

•	Net interest expense or income

•	Remeasurement

The first category is presented as labor costs within operating earnings. Past-service costs are recognized in the income statement in the period of plan amendment. Results from curtailments or settlements are recognized immediately.

Past service years within the Dutch pension fund are calculated based upon a methodology that uses the maximum past service years based on accrued benefits or a participant’s actual date of hire.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset and is presented within net financial expenses.

Remeasurements, comprising actuarial gains and losses, the effect of the asset ceiling (if applicable) and the return on plan assets (excluding interest) are recognized immediately in the balance sheet with a charge or credit to other comprehensive income in the period in which it occurs. Remeasurements recorded in other comprehensive income are not recycled to the income statement.

Contributions to defined contribution plans are recognized as an expense when employees have rendered service entitling them to the contributions. Post-employment benefits provided through industry multi-employer plans, managed by third parties, are generally accounted for under defined contribution criteria.

For other long-term employee benefits, such as long-service awards, provisions are recognized on the basis of estimates that are consistent with the estimates used for the defined benefit obligations, however discounted using Ahold’s cost of debt rate. For these, all actuarial gains and losses are recognized in the income statement immediately.

Provisions

Provisions are recognized when (i) the Company has a present (legal or constructive) obligation as a result of past events, (ii) it is more likely than not that an outflow of resources will be required to settle the obligation, and (iii) the amount can be reliably estimated. The amount recognized is the best estimate of the expenditure required to settle the obligation. Provisions are discounted whenever the effect of the time value of money is significant.

The provision for the Company’s self-insurance program is recorded based on claims filed and an estimate of claims incurred but not yet reported. The provision includes expenses incurred in the claim settlement process that can be directly associated with specific claims. Other expenses incurred in the claim settlement process are expensed when incurred. The Company’s estimate of the required liability of such claims is recorded on a discounted basis, utilizing an actuarial method based upon various assumptions that include, but are not limited to, historical loss experience, projected loss development factors and actual payroll costs.

3 Significant accounting policies—(Continued)

Restructuring-related provisions are recognized when the Company has approved a detailed formal restructuring plan and the restructuring has either commenced or has been announced to those affected by it. Onerous contract provisions are measured at the amount by which the unavoidable costs to fulfill agreements exceeds the expected benefits from such agreements.

3 Significant accounting policies—(Continued)

New accounting policies effective for 2015

Contributions from employees to defined benefit plans—Amendments to IAS 19

The objective of the amendments was to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The simplification was to allow entities the option to recognize employee contributions as a reduction of service costs in the period in which the related service is rendered, instead of attributing the employee contributions to periods of service. The amendments have no impact on the Group, as Ahold has chosen not to avail itself of the practical expedient offered in the amendments.

IFRIC 21 Levies

IFRIC 21 addresses the issue of when to recognize a liability to pay a levy imposed by a government. The interpretation defines a levy and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The adoption of IFRIC 21 does not have a significant financial effect on the consolidated financial statements of the Group.

Annual improvements to IFRSs 2010-2012 and to IFRSs 2011-2013

Annual improvements to IFRSs 2010-2012 Cycle and annual improvements to IFRSs 2011-2013 Cycle made a number of amendments to various IFRSs, which did not have a significant effect on the consolidated financial statements.

New accounting policies not yet effective for 2015

The IASB issued several standards, or revisions to standards, that are not yet effective for 2015, but will become effective in coming years.

Amendments to IAS 1, “Disclosure Initiative,” clarify existing disclosure requirements. Most of the amendments were made to address interpretations of the original wording in IAS 1. Specifically, the amendments allow preparers more freedom in applying materiality when deciding what must be disclosed, even if a standard requires specific disclosures. Other disclosure clarifications relate to the presentation order of notes and the use of subtotals to further disaggregate required disclosures. The amendments to IAS 1 apply prospectively for annual periods beginning on or after January 1, 2016. The Company does not anticipate that the application of these amendments to IAS 1 will have a significant effect on the results of future consolidated financial statements, but they may alter the manner in which certain financial information is presented.

Amendments to IFRS 10, IFRS 12, and IAS 28, “Investment Entities: Applying the Consolidation Exception,” made narrow-scope clarifications of guidance. Specifically, the amendments clarify whether the exemption to present consolidated financial statements is available to a parent entity that is a subsidiary of an investment entity, which subsidiaries of an investment entity should be consolidated instead of being measured at fair value, and how an entity that is not an investment entity should apply the equity method of accounting for its investment in an associate or joint venture that is an investment entity. The amendments to IFRS 10, IFRS 12, and IAS 28 apply prospectively for annual periods beginning on or after January 1, 2016. Because Ahold is not an investment entity, nor does it have investments in an investment entity, these amendments will not have an effect on the future consolidated financial statements.

IFRS 9, “Financial Instruments,” addresses the classification, measurement and recognition of financial assets and financial liabilities. Based on Ahold’s current financial position, the Company anticipates that the application of IFRS 9 in the future may have an impact on amounts reported in respect of the Company’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed. IFRS 9, as amended in July 2014, is effective for annual periods beginning on or after January 1, 2018.

IFRS 15, “Revenue from Contracts with Customers,” establishes a single comprehensive model for entities to use in accounting for revenue from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 “Revenue,” IAS 11 “Construction Contracts,” and the related Interpretations when it becomes effective for annual periods beginning on or after January 1, 2018. Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

3 Significant accounting policies—(Continued)

More prescriptive guidance has been added in IFRS to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15. The Company is in the process of evaluating the full impact of IFRS 15, but to date has not identified issues that would have a significant effect on the future consolidated financial statements.

IFRS 16, “Leases,” eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. The Company anticipates that the application of IFRS 16 will have a significant effect on its reported assets and liabilities, and operating and financing expenses. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 16 until a detailed review has been completed. IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

3 Significant accounting policies—(Continued)

Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations,” provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 “Business Combinations.” Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards should be applied. The amendments to IFRS 11 apply prospectively for annual periods beginning on or after January 1, 2016. Based on Ahold’s current financial position, the Company does not anticipate that the application of these amendments to IFRS 11 will have a significant effect on the future consolidated financial statements.

Amendments to IAS 12, “Income Taxes,” were made to address diversity in practice surrounding the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value, as well as provide additional guidance on how deductible temporary differences should be measured in situations when tax law limits the offsetting of certain types of losses against specific sources of taxable profits. The amendments to IAS 12 apply prospectively for annual periods beginning on or after January 1, 2017. The Company is in the process of evaluating the full impact of the amendments.

Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization,” prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment and introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. The amendments apply prospectively for annual periods beginning on or after January 1, 2016. Currently the Company uses the straight-line method for depreciation and amortization of property, plant and equipment, and intangible assets, respectively. The Company believes that the straight-line method is the most appropriate method to reflect consumption of economic benefits in the respective assets and accordingly does not anticipate that the application of these amendments will have a significant effect on the future consolidated financial statements.

Narrow-scope amendments to IAS 27, “Equity Method in Separate Financial Statements,” will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016, and are to be applied retrospectively. Based on Ahold’s current financial position, these amendments will not have an effect on the future consolidated financial statements.

Narrow-scope amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture,” clarified an inconsistency between these standards with regard to the sale or contribution of assets between an investor and its associate or joint venture. Following the amendments, a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The Company has yet to assess the amendments’ full impact. The amendments’ effective date has been postponed by the IASB and a new effective date has not been identified.

Annual improvements to IFRSs 2012-2014 Cycle made a number of amendments to various IFRSs, which, based on Ahold’s current financial position, the Company anticipates will not have a significant effect on the future consolidated financial statements. The amendments are summarized as follows:

•	The amendments to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations,” added specific guidance for cases in which an entity reclassifies an asset from held for sale to held for distribution to shareholders or vice versa and cases in which held-for-distribution accounting is discontinued.

•	The amendments to IFRS 7, “Financial Instruments: Disclosures,” include a description of the term “continuing involvement” for the purpose of the transfer disclosures.

•	The amendments to IAS 19, “Employee Benefits,” clarify that the high-quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.

There are no other IFRSs or IFRIC interpretations that have been issued but are not yet effective that are expected to have a material effect on the future consolidated financial statements.

4 Acquisitions

2015 acquisitions

A&P stores in the United States

On July 20, 2015, Ahold announced that it had entered into an agreement with The Great Atlantic & Pacific Tea Company to acquire 25 A&P stores in Greater New York. On October 8, 2015, all conditions had been met and Ahold commenced its purchase of 25 former A&P stores. The purchase and conversion of the stores were completed by mid-November 2015. The purchase price for all of the stores, inventory and other working capital items is $154 million (€141 million). Goodwill recognized in the amount of $104 million (€96 million), of which $59 million (€54 million) will be deductible for tax purposes, represents expected synergies from the combination of operations.

From the date of acquisition, the stores contributed $140 million (€129 million) to 2015 net sales and lowered net income by $11 million (€10 million) in 2015. The impact excludes $4 million (€3 million) in transaction costs related to the acquisition, which are included in general and administrative expenses. It is not practicable to provide the 2015 pro-forma effect on Ahold’s net sales and net income.

Jumbo

On August 14, 2012, Ahold announced that its Albert Heijn division had completed the transaction with Jumbo concerning 78 C1000 and four Jumbo stores for a total consideration of €290 million in cash. A net amount of €260 million was paid by January 3, 2016 (2015: credit €6 million, 2014: €2 million, 2013: credit €1 million and 2012: €265 million) in relation to the transferred stores. As of January 3, 2016, Ahold reached agreement with 75 franchisees, of which 71 stores had been converted and opened under the Albert Heijn banner and four stores had been divested upon acquisition. For the remaining seven stores, Ahold did not reach agreements with the franchisees and these stores were transferred back to Jumbo. In 2015 and 2014, Ahold recognized €9 million and €8 million, respectively, of impairment losses for the prepaid consideration (2013: nil). Goodwill recognized in the amount of €234 million by January 3, 2016 (2015: €60 million, 2014: €45 million, 2013: €76 million and 2012: €53 million), which will not be deductible for tax purposes, represents expected synergies from the combination of operations, as well as the ability to expand Ahold’s geographic reach.

The 17 stores that were converted to the Albert Heijn banner through 2015 have contributed €80 million to 2015 net sales and an insignificant amount to 2015 net income. It is not practicable to provide the 2015 pro-forma effect on Ahold’s net sales and net income.

Other 2015 acquisitions

During 2015, Ahold completed several minor store acquisitions for a combined purchase consideration of €15 million.

All acquisitions were accounted for using the acquisition method of accounting.

4 Acquisitions (continued)

The allocation of the fair value of the net assets acquired and the goodwill arising from the acquisitions during 2015 are as follows:

€ million	A&P	Jumbo	Other	Total
Property, plant and equipment	134	—	1	135
Goodwill	96	60	18	174
Other intangible assets	49	—	2	51
Reversal of other intangible assets	—	(66)	—	(66)
Deferred tax asset	26	—	1	27
Current assets	6	—	(3)	3
Non-current liabilities	(153)	—	(4)	(157)
Current liabilities	(17)	—	—	(17)
Total purchase consideration	141	(6)	15	150

5 Assets and liabilities held for sale and discontinued operations

Assets and liabilities held for sale

€ million	January 3, 2016	December 28, 2014
Non-current assets and disposal groups held for sale	3	7
Total assets held for sale	3	7

The non-current assets and disposal groups held for sale at January 3, 2016 consist primarily of property, plant and equipment.

5 Assets and liabilities held for sale and discontinued operations (continued)

Discontinued operations

Income (loss) from discontinued operations is specified as follows:

€ million	2015	2014	2013
Slovakia	—	(2)	(3)
ICA	—	—	137
Other[1]	—	(1)	2
Operating results from discontinued operations[2]	—	(3)	136
U.S. Foodservice	—	(194)	(10)
Slovakia	—	(1)	(20)
ICA	—	—	1,614
BI-LO / Bruno’s	1	1	3
Other[1]	1	—	9
Results on divestments[3]	2	(194)	1,596
Income (loss) from discontinued operations, net of income taxes	2	(197)	1,732

1 Includes adjustments to the results on various other discontinued operations and past divestments.

2 Operating results from discontinued operations are after net income tax benefits of nil, €2 million and €8 million in 2015, 2014 and 2013, respectively.

3 Results on divestments are after net income tax expense of €1 million and tax benefits of €28 million and €9 million in 2015, 2014 and 2013, respectively.

See Note 28 for the reconciliation between results on divestments of discontinued operations and cash received.

U.S. Foodservice

In connection with the settlement agreement Ahold signed to settle a class action relating to pricing practices of Ahold’s former subsidiary, in 2014 Ahold recorded a provision in the amount of €187 million net of income tax benefits of €28 million. Also included in results from divestments in 2014 were legal costs of €7 million (2013: €10 million).

Slovakia

On November 14, 2013, it was announced that Ahold had reached an agreement with Condorum regarding the sale of Ahold’s Slovakian business. Upon the sale agreement, Ahold Slovakia qualified as a held for sale and discontinued operation. On April 15, 2014, it was announced that the transaction was completed.

5 Assets and liabilities held for sale and discontinued operations (continued)

The 2014 operating result of Ahold Slovakia as included in the operating results from discontinued operations was a loss of €2 million (2013: €3 million) as presented below.

€ million	2015	2014	2013
Net sales	—	29	139
Cost of sales	—	(22)	(105)
Gross profit	—	7	34
Total operating expenses	—	(9)	(44)
Operating loss	—	(2)	(10)
Net financial expenses	—	—	(2)
Loss before income taxes	—	(2)	(12)
Income taxes [1]	—	—	9
Operating results from discontinued operations, net of income taxes	—	(2)	(3)

1. Included in income tax benefits of 2013 was a €6 million deferred tax asset recognized for 2012 operating losses which was not recognized in the respective period as it was assessed to be not recoverable unless Ahold was to cease operating in Slovakia.

Upon the divestment in the first quarter of 2014, Ahold recorded a loss of €2 million, offset by a net tax benefit of €1 million as presented below. In 2013, in connection with this divestment Ahold had recorded a loss of €29 million, offset by a net tax benefit of €9 million. Included in the loss on divestment recorded in 2013 was impairment loss on the measurement to fair value less cost of disposal of €16 million and an onerous contract provision of €12 million.

€ million	2014
Proceeds net of cost of disposal	(34)
Net liabilities divested	21
Use of provision on loss on divestment	12
Recognition of financial guarantee	(1)
Result on divestment before income taxes	(2)
Income taxes	1
Result on divestment of Slovakia	(1)

ICA

On February 10, 2013, Ahold reached a sale agreement with Hakon Invest regarding its 60% holding in ICA for proceeds of SEK 20 billion. Upon the sale agreement, Ahold’s investment in ICA was classified as a discontinued operation and the transaction was completed on March 27, 2013.

The 2013 operating results from discontinued operations included Ahold’s proportionate share in ICA’s operating results for the month of January 2013 of a €2 million loss, as well as a dividend of SEK 1.2 billion (€142 million) received from ICA. The expected cash flows from the receipt of the dividend were subject to a cash flow hedge and, consequently, Ahold recognized €139 million of dividend income (€142 million dividend receivable at the date of recognition less the effect of the cash flow hedge of €3 million).

5 Assets and liabilities held for sale and discontinued operations (continued)

In 2013, Ahold recorded a gain of €1,614 million as a result on divestment of ICA as presented below:

€ million	2013
Proceeds net of cost of disposal	2,368
Net assets divested	(828)
Results on divestment before recycling of currency exchange differences and other items	1,540
Currency exchange differences transferred from equity	82
Other items previously recognized in other comprehensive income	(9)
Results on divestments before income taxes	1,613
Income taxes	1
Result on divestment of ICA	1,614

BI-Lo / Bruno’s

Two former subsidiaries of Ahold, BI-LO, LLC and Bruno’s Supermarkets, LLC (BI-LO and Bruno’s), filed for protection under Chapter 11 of the U.S. Bankruptcy Code in 2009. Related to obligations under the lease guarantees, the Company recognized a provision, after tax, of €62 million in 2009. In 2010, the reorganized BI-LO exited bankruptcy protection. In 2015, Ahold recognized a reduction of €1 million (2014: a reduction of €1 million, 2013: a reduction of €3 million) in its provision, after tax, within results on divestments. For a description of the remaining provisions, see Note 34.

6 Segment reporting

Reportable segments

Ahold’s retail operations are presented in three reportable segments. In addition, Other retail, consisting of Ahold’s unconsolidated joint venture JMR, and Ahold’s Corporate Center are presented separately. In 2013, Ahold’s previously reported segment “Other Europe” has been renamed “Czech Republic” following the classification of Ahold’s business in Slovakia as a discontinued operation. The accounting policies used for the segments are the same as the accounting policies used for the consolidated financial statements as described in Note 3.

6 Segment reporting (continued)

Operating companies in all reportable segments sell a wide range of perishable and non-perishable food and non-food consumer products.

Reportable segment	Operating segments included in the Reportable segment
Ahold USA	Stop & Shop New England, Stop & Shop New York Metro, Giant Landover, Giant Carlisle and Peapod
The Netherlands	Albert Heijn (including the Netherlands, Belgium and Germany), Etos, Gall & Gall and bol.com
Czech Republic	Albert

Other	Included in Other
Other retail	Unconsolidated joint venture JMR (49%)
Corporate Center	Corporate Center staff (the Netherlands, Switzerland and the United States)

Net sales

€ million	2015	2014	2013
Ahold USA	23,732	19,557	19,676
The Netherlands	12,699	11,696	11,494
Czech Republic	1,772	1,521	1,445
Ahold group	38,203	32,774	32,615

Operating income

€ million	2015	2014	2013
Ahold USA	878	727	663
The Netherlands	557	584	612
Czech Republic	11	13	31
Corporate Center	(128)	(74)	(67)
Ahold group	1,318	1,250	1,239

Additions to property, plant and equipment, investment property, and intangible assets (including assets acquired through business combinations)

€ million	2015	2014	2013
Ahold USA	770	390	519
The Netherlands	342	332	289
Czech Republic (and Slovakia, prior to classification as discontinued operation)	57	263	34
Corporate Center	3	21	1
Ahold group	1,172	1,006	843

6 Segment reporting (continued)

Depreciation and amortization of property, plant and equipment, investment property, and intangible assets

€ million	2015	2014	2013
Ahold USA	676	566	544
The Netherlands	272	269	245
Czech Republic	53	42	35
Corporate Center	3	2	1
Ahold group	1,004	879	825

Net impairments of property, plant and equipment, investment property and intangible assets, and write-downs of intangible assets under development

€ million	2015	2014	2013
Ahold USA	20	10	83
The Netherlands	19	21	9
Czech Republic	—	—	(1)
Ahold group	39	31	91

Non-current assets (property, plant and equipment, investment property, and intangible assets)

€ million	2015	2014	2013
Ahold USA	6,129	5,419	5,005
The Netherlands	2,460	2,435	2,428
Czech Republic	615	598	382
Corporate Center	21	21	3
Ahold group	9,225	8,473	7,818

Additional segment information

Segment results do not include significant non-cash items other than depreciation, amortization, write-downs, and impairment losses and reversals.

Segment information joint ventures – Other retail (JMR)

The information with respect to JMR is presented in Note 14.

7 Net sales

€ million	2015	2014	2013
Sales to retail customers	33,693	28,882	29,005
Sales to franchisees and franchise fees	2,751	2,529	2,421
Online sales	1,646	1,267	1,086
Other sales	113	96	103
Net sales	38,203	32,774	32,615

Net sales can be further analyzed as follows:

Percentage of net sales	2015	2014	2013
Food: perishable	46%	46%	46%
Food: non-perishable	34%	34%	34%
Non-food	12%	12%	12%
Gasoline	3%	4%	4%
Pharmacy	5%	4%	4%
Net sales	100%	100%	100%

8 Expenses by nature

The aggregate of cost of sales and operating expenses is specified by nature as follows:

€ million	2015	2014	2013
Cost of product	26,597	23,009	22,912
Labor costs	5,704	4,637	4,705
Other operational expenses	2,938	2,473	2,334
Depreciation and amortization	1,004	879	825
Write-down of intangible assets under development	—	—	8
Rent expenses and income - net	621	515	537
Impairment losses and reversals - net	39	31	83
Gains on the sale of assets - net	(18)	(20)	(28)
Total expenses by nature	36,885	31,524	31,376

9 Net financial expenses

€ million	2015	2014	2013
Interest income	5	6	7
Interest expense	(235)	(212)	(225)
Net interest expense on defined benefit pension plans	(14)	(16)	(24)

Losses on foreign exchange	(14)	(15)	(8)
Fair value gains (losses) on financial instruments	(2)	7	(22)
Other	(5)	(5)	(19)
Other financial expenses	(21)	(13)	(49)
Net financial expenses	(265)	(235)	(291)

Interest income mainly relates to interest earned on cash and cash equivalents and short-term cash deposits and similar instruments.

Interest expense primarily relates to financial liabilities measured at amortized cost (primarily notes, finance lease liabilities, financing obligations and cumulative preferred financing shares) and interest accretions to provisions. At the beginning of 2015, 2014 and 2013, substantially all pension plans were in a liability position. Consequently, during all years, the net interest component of pension expense resulted in interest expense.

Foreign exchange results on financial assets and liabilities are presented as part of net financial expenses, within losses on foreign exchange. The losses on foreign exchange in 2015 and 2014 mainly resulted from the foreign exchange translation of the remaining GBP 250 million of the original GBP 500 million notes. Foreign exchange results arising from the purchase of goods for sale or goods and services consumed in Ahold’s operations are included in cost of sales or in the appropriate element of operating expenses, respectively. In 2015, the Company recorded a net exchange loss (including the impact of foreign exchange hedging instruments) of €1 million in operating income (2014: gain of €2 million and 2013: loss of €1 million).

In 2015, 2014 and 2013, fair value gains (losses) on financial instruments primarily resulted from the derivatives related to the remaining GBP 250 million notes (an interest rate and a U.S. dollar cross-currency swap), which do not qualify for hedge accounting treatment.

For more information on financial instruments, see Note 30.

“Other” included in “Other financial expenses” in 2013 was primarily comprised of €11 million relating to the change in discount rate used for a multi-employer pension plan withdrawal liability.

10 Income taxes

Income taxes on continuing operations

The following table specifies the current and deferred tax components of income taxes on continuing operations in the income statement:

€ million	2015	2014	2013
Current income taxes
Domestic taxes (the Netherlands)	(125)	(107)	(103)
Foreign taxes
United States	(165)	(95)	(26)
Europe – Other	(1)	(10)	4
Total current tax expense	(291)	(212)	(125)

Deferred income taxes
Domestic taxes (the Netherlands)	24	(4)	(18)
Foreign taxes
United States	50	(30)	(18)
Europe – Other	(7)	(2)	8
Total deferred tax expense	67	(36)	(28)
Total income taxes on continuing operations	(224)	(248)	(153)

Effective income tax rate on continuing operations

Ahold’s effective tax rate in its consolidated income statement differed from the Netherlands’ statutory income tax rate of 25.0%. The following table reconciles the statutory income tax rate with the effective income tax rate in the consolidated income statement:

		2015			2014			2013
	€	million	%	€	million	%	€	million	%
Income before income taxes		1,053			1,015			948
Income tax expense at statutory tax rate		(263)	25.0%		(254)	25.0%		(237)	25.0%
Adjustments to arrive at effective income tax rate:
Rate differential (local rates versus the statutory rate of the Netherlands)		(26)	2.5%		(23)	2.3%		(38)	4.0%
Deferred tax income (expense) related to recognition of deferred tax assets-net		29	(2.8)%		(6)	0.6%		40	(4.2)%
Reserves, (non-) deductibles and discrete items		36	(3.4)%		35	(3.5)%		82	(8.7)%
Total income taxes		(224)	21.3%		(248)	24.4%		(153)	16.1%

10 Income taxes (continued)

“Rate differential” indicates the effect of Ahold’s taxable income being generated and taxed in jurisdictions where tax rates differ from the statutory tax rate in the Netherlands. “Reserves, (non-) deductibles and discrete items” include one-time transactions. During 2013, a tax benefit of €37 million was recognized from movements in income tax contingency reserves.

Income taxes on discontinued operations

Current and deferred income tax related to discontinued operations amounted to a €1 million expense in 2015, €30 million benefit in 2014 and €17 million benefit in 2013 and has been included within the result from discontinued operations. The 2015 and 2014 current and deferred tax movements on discontinued operations are mainly related to the U.S. The 2013 current and deferred income tax benefit on discontinued operations is mainly related to Slovakia. For further information, see Notes 5 and 34.

10 Income taxes (continued)

Deferred income tax

The significant components and annual movements of deferred income tax assets and liabilities as of January 3, 2016, December 28, 2014 and December 29, 2013 are as follows:

€ million	December 30, 2012	Recognized in income statement	Other	December 29, 2013	Recognized in income statement	Other	December 28, 2014	Recognized in income statement	Other	January 3, 2016
Leases and financings	237	5	(19)	223	1	37	261	(7)	33	287
Pensions and other post-employment benefits	305	(7)	(88)	210	(27)	35	218	(5)	53	266
Provisions	114	20	21	155	(26)	(11)	118	(9)	42	151
Derivatives and loans	24	5	(14)	15	4	15	34	—	(3)	31
Interest	57	(29)	(1)	27	(11)	2	18	(6)	2	14
Other	78	(39)	(11)	28	(5)	10	33	—	(4)	29
Total gross deductible temporary differences	815	(45)	(112)	658	(64)	88	682	(27)	123	778
Unrecognized deductible temporary differences	(56)	3	49	(4)	—	—	(4)	—	—	(4)
Total recognized deductible temporary differences	759	(42)	(63)	654	(64)	88	678	(27)	123	774
Tax losses and tax credits	179	(15)	(1)	163	(4)	113	272	(19)	30	283
Unrecognized tax losses and tax credits	(44)	43	(34)	(35)	(8)	(72)	(115)	17	(13)	(111)
Total recognized tax losses and tax credits	135	28	(35)	128	(12)	41	157	(2)	17	172
Total net deferred tax asset position	894	(14)	(98)	782	(76)	129	835	(29)	140	946
Property, plant and equipment and intangible assets	(364)	(14)	(5)	(383)	49	(25)	(359)	92	(17)	(284)
Inventories	(111)	1	5	(105)	(8)	(12)	(125)	(2)	(17)	(144)
Other	(5)	(1)	—	(6)	(1)	—	(7)	6	1	—
Total deferred tax liabilities	(480)	(14)	—	(494)	40	(37)	(491)	96	(33)	(428)
Net deferred tax assets	414	(28)	(98)	288	(36)	92	344	67	107	518

The column “Other” in the table above includes amounts recorded in equity, the effects of acquisitions, divestments and exchange rate differences, as well as reclassifications between deferred tax components and the application of tax losses and tax credits against current year income tax payables.

10 Income taxes (continued)

Deferred income tax assets and liabilities are offset on the balance sheet when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to income taxes levied by the same fiscal authority. The deferred tax assets and liabilities are presented as non-current assets and liabilities on the balance sheet as follows:

€ million	January 3, 2016	December 28, 2014
Deferred tax assets	628	494
Deferred tax liabilities	(110)	(150)
Net deferred tax assets	518	344

As of January 3, 2016, Ahold had operating and capital loss carryforwards of a total nominal amount of €2,110 million, mainly expiring between 2019 and 2034 (December 28, 2014: €1,949 million and 2013: €1,239 million). The following table specifies the years in which Ahold’s operating and capital loss carryforwards and tax credits are scheduled to expire:

€ million	2016	2017	2018	2019	2020	2021-2025	2026-2030	After 2030	Does not expire	Total
Operating and capital losses (nominal value)	11	28	50	458	57	684	518	258	46	2,110

Operating and capital losses (tax value)	2	8	14	104	18	46	29	15	10	246
Tax credits	6	6	6	5	3	4	—	—	7	37
Tax losses and tax credits	8	14	20	109	21	50	29	15	17	283

Unrecognized tax losses and tax credits	(4)	(2)	(3)	(83)	(1)	(7)	(5)	(1)	(5)	(111)

Total recognized tax losses and tax credits	4	12	17	26	20	43	24	14	12	172

Operating and capital loss carryforwards related to one jurisdiction may not be used to offset income taxes in other jurisdictions. Of the loss carryforwards, €1,629 million relates to U.S. state taxes, for which a weighted average tax rate of 5.63% applies.

The majority of the above mentioned deferred tax assets relate to tax jurisdictions in which Ahold has suffered a tax loss in the current or a preceding period. Significant judgment is required in determining whether deferred tax assets are realizable. Ahold determines this on the basis of expected taxable profits arising from the reversal of recognized deferred tax liabilities and on the basis of budgets, cash flow forecasts and impairment models. Where utilization is not considered probable, deferred tax assets are not recognized.

10 Income taxes (continued)

Income taxes in equity and comprehensive income

Current and deferred income taxes recognized in and transferred from equity and comprehensive income are as follows:

€ million	2015	2014	2013
Share-based compensation	19	6	12
Cash flow hedges	(3)	16	(15)
Currency translation differences in foreign interests	(1)	—	1
Remeasurement of defined benefit pension plans	11	21	(83)
Total	26	43	(85)

11 Property, plant and equipment

	Buildings and land		Furnishings, machinery and equipment	Other	Under construction	Total
€ million	Stores	Other
As of December 29, 2013
At cost	6,879	617	4,052	120	149	11,817
Accumulated depreciation and impairment losses	(2,987)	(206)	(2,853)	(59)	—	(6,105)
Carrying amount	3,892	411	1,199	61	149	5,712

Year ended December 28, 2014
Additions	59	5	159	7	376	606
Transfers from under construction	191	26	215	4	(436)	—
Acquisitions through business combinations	79	—	45	—	—	124
Depreciation	(369)	(25)	(345)	(11)	—	(750)
Impairment losses	(8)	—	(6)	—	—	(14)
Impairment reversals	3	—	1	—	—	4
Assets classified to held for sale or sold	(11)	(1)	(2)	—	(7)	(21)
Other movements	(30)	(2)	3	2	(1)	(28)
Exchange rate differences	371	28	101	6	11	517
Closing carrying amount	4,177	442	1,370	69	92	6,150
As of December 28, 2014
At cost	7,810	703	4,510	143	92	13,258
Accumulated depreciation and impairment losses	(3,633)	(261)	(3,140)	(74)	—	(7,108)
Carrying amount	4,177	442	1,370	69	92	6,150

Year ended January 3, 2016
Additions	82	32	187	19	428	748
Transfers from under construction	166	16	226	1	(409)	—
Acquisitions through business combinations	116	—	19	—	—	135
Depreciation	(423)	(32)	(388)	(14)	—	(857)
Impairment losses	(15)	—	(13)	—	—	(28)
Impairment reversals	1	—	1	—	—	2
Assets classified to held for sale or sold	(12)	—	(4)	—	(1)	(17)
Other movements	23	(1)	(29)	—	—	(7)
Exchange rate differences	394	32	112	8	5	551
Closing carrying amount	4,509	489	1,481	83	115	6,677
As of January 3, 2016
At cost	8,799	810	5,192	176	115	15,092
Accumulated depreciation and impairment losses	(4,290)	(321)	(3,711)	(93)	—	(8,415)
Carrying amount	4,509	489	1,481	83	115	6,677

11 Property, plant and equipment (continued)

Buildings and land includes improvements to these assets. “Other” buildings and land mainly includes distribution centers and warehouses. “Other” property, plant and equipment mainly consists of trucks, trailers and other vehicles. Assets under construction mainly consists of stores.

In 2015, Ahold recognized net impairment losses of €26 million for property, plant and equipment (2014: €10 million and 2013: €69 million). These were mainly related to Ahold USA (2015: €17 million, 2014: €7 million and 2013: €66 million ) and the Netherlands (2015: €9 million, 2014: €3 million and 2013: €4 million) and were recognized for various operating and closed stores. In 2013, Stop & Shop closed six stores and three gas stations in the New Hampshire area, as announced on August 6, 2013. Ahold recognized $24 million (€18 million) of impairments related to these stores based on the exit assumption.

The higher of the value in use or fair value less cost of disposal represents an asset’s recoverable amount. The value in use method involves estimating future cash flows. The present value of estimated future cash flows has been calculated using pre-tax discount rates ranging between 6.3% and 12.7% (2014: 6.8%-13.1%). Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants and has generally been measured by using discounted cash flow projections based on the assets’ highest and best use from a market participants’ perspective. In 2015, the fair value less cost of disposal was the recoverable amount in the determination of €2 million of the net impairment losses. In 2014, there was no impairment loss recorded based on fair value less cost of disposal measurement. In 2013, the fair value less cost of disposal was the recoverable amount in determination of €15 million of the impairment losses.

The additions to property, plant and equipment include capitalized borrowing costs of €1 million (2014: €2 million). Generally, the capitalization rate used to determine the amount of capitalized borrowing costs is a weighted average of the interest rate applicable to the respective operating companies. This rate ranged between 2.3% and 3.8% (2014: 2.9%-4.2%).

Other movements mainly include transfers between asset classes and transfers to investment property.

The carrying amount of land and buildings includes amounts related to assets held under finance leases and financings of €987 million and €218 million, respectively (December 28, 2014: €843 million and €211 million). In addition, the carrying amount of machinery and equipment and other includes an amount of €6 million (December 28, 2014: €4 million) relating to assets held under finance leases. Ahold does not have legal title to these assets. Company-owned property, plant and equipment with a carrying amount of €48 million (December 28, 2014: €44 million) has been pledged as security for liabilities, mainly for loans.

12 Investment property

€ million	2015	2014
At the beginning of the year
At cost	893	863
Accumulated depreciation and impairment losses	(333)	(320)
Carrying amount	560	543

Additions	15	11
Acquisitions through business combinations	—	5
Depreciation	(25)	(25)
Impairment losses and reversals - net	(3)	(9)
Assets classified to held for sale or sold	(20)	(38)
Transfers from property, plant and equipment and intangible assets - net	4	28
Exchange rate differences	49	45
Closing carrying amount	580	560

At the end of the year
At cost	934	893
Accumulated depreciation and impairment losses	(354)	(333)
Carrying amount	580	560

A significant portion of Ahold’s investment property comprises shopping centers containing both an Ahold store and third-party retail units. The third-party retail units generate rental income, but are primarily of strategic importance to Ahold in its retail operations. Ahold recognizes the part of a shopping center leased to a third-party retailer as investment property, unless it represents an insignificant portion of the property.

In 2015, Ahold recognized net impairment losses of €3 million. These were related to Ahold USA (€2 million) and the Netherlands (€1 million).

The carrying amount of investment property includes an amount related to assets held under finance leases and financings of €25 million and €43 million (December 28, 2014: €29 million and €48 million), respectively. Ahold does not have legal title to these assets. Company-owned investment property with a carrying amount of €79 million (December 28, 2014: €75 million) has been pledged as security for liabilities, mainly for loans.

The fair value of investment property as of January 3, 2016, amounted to approximately €772 million (December 28, 2014: €744 million). Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants and has generally been measured by using discounted cash flow projections based on the assets’ highest and best use from a market participants’ perspective. Approximately 60% of Ahold’s fair value measurements are categorized within Level 2. The most significant inputs into this valuation approach are observable market retail yields and tenant rents to calculate the fair value. The remaining fair value measurements which are categorized within Level 3 primarily include the fair value measurements based on the Company’s own valuation methods and the fair value for mixed-use properties and properties held for strategic purposes. For mixed-use properties and properties held for strategic purposes, Ahold cannot determine the fair value of the investment property reliably. In such cases, the fair value is assumed to be equal to the carrying amount.

12 Investment property (continued)

Rental income from investment property included in the income statement in 2015 amounted to €70 million (2014: €66 million and 2013: €63 million). Direct operating expenses (including repairs and maintenance but excluding depreciation expense) arising from rental-income-generating and non-rent-generating investment property in 2015 amounted to €34 million (2014: €30 million and 2013: €30 million).

13 Intangible assets

€ million	Goodwill	Lease-related intangibles	Software	Customer relationships	Brand names	Other	Under development	Total
As of December 29, 2013
At cost	841	239	680	119	86	320	70	2,355
Accumulated amortization and impairment losses	(4)	(159)	(490)	(49)	—	(90)	—	(792)
Carrying amount	837	80	190	70	86	230	70	1,563
Year ended December 28, 2014
Additions	—	—	45	1	—	14	76	136
Transfers from under development	—	—	71	—	—	15	(86)	—
Acquisitions through business combinations	164	2	—	—	—	(42)	—	124
Amortization	—	(9)	(78)	(5)	—	(12)	—	(104)
Impairments and write-downs	(4)	—	—	—	—	(8)	—	(12)
Assets classified to held for sale or sold	—	—	—	—	—	(2)	—	(2)
Exchange rate differences	34	9	4	1	—	9	1	58
Closing carrying amount	1,031	82	232	67	86	204	61	1,763
As of December 28, 2014
At cost	1,039	268	828	127	86	306	61	2,715
Accumulated amortization and impairment losses	(8)	(186)	(596)	(60)	—	(102)	—	(952)
Carrying amount	1,031	82	232	67	86	204	61	1,763
Year ended January 3, 2016
Additions	—	—	37	2	—	14	62	115
Transfers from under development	—	—	79	—	—	7	(86)	—
Acquisitions through business combinations	174	43	—	6	—	(64)	—	159
Amortization	—	(11)	(91)	(6)	—	(14)	—	(122)
Impairments	—	(1)	—	—	—	(12)	—	(13)
Impairment reversals	—	—	—	—	—	3	—	3
Assets classified to held for sale or sold	(6)	—	—	—	—	—	—	(6)
Other movements	(3)	2	1	—	—	3	—	3
Exchange rate differences	40	9	6	—	—	9	2	66
Closing carrying amount	1,236	124	264	69	86	150	39	1,968
As of January 3, 2016
At cost	1,241	340	921	141	86	273	39	3,041
Accumulated amortization and impairment losses	(5)	(216)	(657)	(72)	—	(123)	—	(1,073)
Carrying amount	1,236	124	264	69	86	150	39	1,968

13 Intangible assets (continued)

Goodwill recognized on acquisitions in 2015 relates mainly to the acquisition of A&P stores in the United States (allocated to Stop & Shop New York Metro) and C1000 stores in the Netherlands (allocated to Albert Heijn) (see Note 4 for more details). Goodwill recognized on acquisitions in 2014 relates mainly to the acquisition of SPAR in the Czech Republic and the C1000 stores in the Netherlands.

Goodwill acquired in business combinations is allocated, at acquisition, to the cash-generating units (CGUs) or groups of CGUs expected to benefit from that business combination.

The carrying amounts of goodwill allocated to CGUs within Ahold’s reportable segments are as follows:

€ million		January 3, 2016	December 28, 2014
Reportable segment	Cash-generating unit
Ahold USA	Stop & Shop New England	16	15
	Stop & Shop New York Metro	124	25
	Giant Carlisle	264	235
	Giant Landover	9	8
	Peapod	24	21
The Netherlands	Albert Heijn	456	393
	bol.com	201	201
	Etos	8	8
	Gall & Gall	1	1
Czech Republic	Czech Republic	133	124
Ahold group		1,236	1,031

CGUs to which goodwill has been allocated are tested for impairment annually or more frequently if there are indications that a particular CGU might be impaired. The recoverable amount of each CGU is determined based on value in use calculations. Value in use is determined using discounted cash flow projections that generally cover a period of five years and are based on the financial plans approved by the Company’s management. Due to the expected continuation of high growth in the relevant online retail markets, we project cash flow for bol.com and Peapod over 10-year periods to better reflect the growth expectations in sales, profitability and cash generation after the first five-year projection period. The key assumptions for the value in use calculations relate to discount rate, sales growth and operating margin. The post-tax rates used to discount the projected cash flows reflect specific risks relating to relevant CGUs and are 6.2% for Ahold USA, 5.6% for The Netherlands, 10.0% for bol.com and 6.1% for the Czech Republic. The pre-tax discount rates are 10.3% for Ahold USA, 9.0% for Peapod, 7.4% for The Netherlands, 12.1% for bol.com and 7.4% for the Czech Republic. The value in use for the CGUs would be the same as that which would be derived from discounting pre-tax cash flows at these pre-tax discount rates. The sales growth rates and operating margins used to estimate future performance are based on past performance and our experience of growth rates and operating margins achievable in Ahold’s main markets. The average annual compound sales growth rates applied in the projected periods ranged between 13.6% and 14.2% for the CGUs of our online business and between 0.7% and 4.0% for the other CGUs. The average operating margins applied in the projected periods ranged between 0.8% and 2.1% for the CGUs of our online business and between 2.6% and 5.9% for the other CGUs. Growth rates used to extrapolate cash flows beyond the explicit forecast period are set such that the return on invested capital never exceeds the weighted average cost of capital of the CGUs.

13 Intangible assets (continued)

Lease-related intangible assets consist primarily of favorable operating lease contracts acquired in business acquisitions. Customer relationships consist primarily of pharmacy scripts and customer lists recognized through the acquisition of bol.com in 2012. Brand names include the name “bol.com.” Ahold expects that bol.com will play an important role in its business strategy and believes there is currently no foreseeable limit to the period over which the brand is expected to generate net cash inflows. Therefore the brand is assessed to have an indefinite useful life. The asset is tested for impairment in accordance with the policies as stated in Note 3. “Other” mainly includes intangible assets related to location development rights, deed restrictions and similar assets. Included in “Other” is an intangible asset allocated to Stop & Shop New England with an indefinite useful life and a carrying value of €32 million (2014: €28 million). The useful life of this asset is assessed to be indefinite since it relates to the land portion of an owned location. Also included in 2014 was the prepaid purchase consideration for the transfer of C1000 stores of €74 million. In 2015 and 2014, Ahold recognized €9 million and €8 million, respectively, of impairment losses for the prepaid consideration. In 2015, the remaining amount was reallocated to the appropriate intangible assets (mainly goodwill) as agreements were reached with the franchisees.

Intangible assets under development relate mainly to software development. Amortization of software in 2014 included €10 million of accelerated amortization that resulted from a re-evaluation of the useful lives.

14 Investments in joint ventures and associates

In 1992, Ahold partnered with Jerónimo Martins, SGPS, S.A. in the joint venture JMR - Gestão de Empresas de Retalho, SGPS, S.A. (JMR). Ahold holds 49% of the shares in JMR and shares equal voting power on JMR’s board of directors with Jerónimo Martins, SGPS, S.A. JMR operates food retail stores in Portugal under the brand name Pingo Doce. JMR is a joint venture and is accounted for using the equity method. There is no quoted market price available.

Ahold is also a partner in various smaller joint arrangements and associates that are individually not material to the Group.

Changes in the carrying amount of Ahold’s interest in joint ventures and associates are as follows:

€ million	JMR 2015	Other 2015	Total 2015	JMR 2014	Other 2014	Total 2014
Beginning of the year	173	33	206	167	30	197
Share in income (loss) of joint ventures	24	(4)	20	22	2	24
Dividend	(17)	(4)	(21)	(17)	(1)	(18)
Share of other comprehensive income (loss)	1	—	1	—	—	—
Other changes in equity of joint ventures	—	3	3	1	—	1
Exchange rate differences	—	3	3	—	2	2
End of the year	181	31	212	173	33	206

Share in income (loss) from continuing operations for Ahold’s interests in all individually immaterial joint ventures was a loss of €4 million (2014: €2 million income and 2013: €1 million income) and nil for individually immaterial associates (2014 and 2013: nil).

14 Investments in joint ventures and associates (continued)

Set out below is the summarized financial information for JMR (on a 100% basis).

€ million	JMR 2015	JMR 2014
Summarized balance sheet
Current
Cash and cash equivalents	51	74
Other current assets	336	312
Total current assets	387	386
Financial liabilities (excluding trade payables)	(20)	(250)
Other current liabilities	(976)	(879)
Total current liabilities	(996)	(1,129)
Non-current
Assets	1,151	1,121
Financial liabilities	(150)	—
Other liabilities	(29)	(29)
Total non-current liabilities	(179)	(29)
Net assets	363	349
Net assets attributable to JMR	369	354
Net assets attributable to non-controlling interest	(6)	(5)

€ million	JMR 2015	JMR 2014	JMR 2013
Summarized statement of comprehensive income
Net sales	3,743	3,565	3,499
Depreciation and amortization	(99)	(100)	(102)
Interest income	—	—	1
Interest expense	(9)	(13)	(23)
Income tax expense	(19)	(19)	(26)
Income from continuing operations	47	44	17
Net income	47	44	17
Net income attributable to JMR	48	46	18
Net income (loss) attributable to non-controlling interest	(1)	(2)	(1)
Other comprehensive income	1	1	1
Total comprehensive income attributable to JMR	49	47	19

14 Investments in joint ventures and associates (continued)

The information presented below represents a reconciliation of the summarized financial information presented above to the carrying amount of JMR.

€ million	JMR 2015	JMR 2014
Opening net assets attributable to JMR	354	341
Net income	48	46
Other comprehensive income	1	1
Dividend	(34)	(34)
Closing net assets attributable to JMR	369	354
Interest in joint venture	49%	49%
Carrying value	181	173

Commitments and contingent liabilities in respect of joint ventures and associates

There are no contingent liabilities or significant restrictions relating to the Company’s interest in the joint ventures and associates. The commitments are presented in Note 34.

15 Other non-current financial assets

€ million	January 3, 2016	December 28, 2014
Derivative financial instruments	338	310
Defined benefit asset	—	5
Reinsurance assets	135	117
Loans receivable	31	36
Other	12	14
Total other non-current financial assets	516	482

For more information on derivative financial instruments and fair values, see Note 30.

The defined benefit asset in 2014 represents defined benefit pension plans for which the fair value of plan assets exceeds the present value of the defined benefit obligations. For more information on defined benefit plans, see Note 23.

Of the non-current loans receivable, €14 million matures between one and five years and €17 million after five years (December 28, 2014: €18 million between one and five years and €18 million after five years). The current portion of loans receivable of €10 million is included in other receivables (December 28, 2014: €4 million).

Part of the self-insured risk is ceded under a reinsurance treaty, which is a pooling arrangement between unrelated companies. At the same time, Ahold assumes a share of the reinsurance treaty risks that is measured by Ahold’s participation percentage in the treaty. The participation percentage is the ratio of premium paid by Ahold to the total premium paid by all treaty members. In connection with this pooling arrangement, the Company recognizes reinsurance assets and reinsurance liabilities (see also Notes 18, 22 and 26) on its balance sheet. There were no significant gains or losses related to this pooling arrangement during 2015, 2014 or 2013.

16 Inventories

€ million	January 3, 2016	December 28, 2014
Finished products and merchandise inventories	1,636	1,543
Raw materials, packaging materials, technical supplies and other	40	46
Total inventories	1,676	1,589

In 2015, €793 million has been recognized as a write-off of inventories in the income statement (2014: €664 million and 2013: €644 million). The write-off of inventories is Ahold’s best estimate based on significant assumptions applied to certain products measured using the retail method.

17 Receivables

€ million	January 3, 2016	December 28, 2014
Trade receivables	416	390
Vendor allowance receivables	260	203
Other receivables	181	155
	857	748
Provision for impairment	(20)	(20)
Total receivables	837	728

The receivable balances are presented net of accounts payable subject to an enforceable netting arrangement between the Company and the counterparty. The total effect of netting as of January 3, 2016, is €142 million (December 28, 2014: €136 million).

At January 3, 2016, the aging analysis of receivables was as follows:

			Past due
€ million	Total	Not past due	0–3 months	3–6 months	6–12 months	> 12 months
Trade receivables	416	329	57	7	3	20
Vendor allowance receivables	260	214	40	4	1	1
Other receivables	181	107	43	22	5	4
	857	650	140	33	9	25
Provision for impairment	(20)	—	(2)	(2)	(2)	(14)
Total receivables	837	650	138	31	7	11

Receivables that were past due but not impaired relate to a number of independent customers for whom there is no recent history of default.

17 Receivables (continued)

At December 28, 2014, the aging analysis of receivables was as follows:

			Past due
€ million	Total	Not past due	0–3 months	3–6 months	6–12 months	> 12 months
Trade receivables	390	288	60	11	14	17
Vendor allowance receivables	203	173	25	3	1	1
Other receivables	155	94	41	13	1	6
	748	555	126	27	16	24
Provision for impairment	(20)	—	(2)	(1)	(2)	(15)
Total receivables	728	555	124	26	14	9

The concentration of credit risk with respect to receivables is limited, as the Company’s customer base and vendor base are large and unrelated. The Company does not hold any significant collateral on its receivables. Management believes there is no further credit risk provision required in excess of the normal individual and collective impairment, based on the aging analysis performed as of January 3, 2016. For more information about credit risk, see Note 30.

The changes in the provision for impairment were as follows:

€ million	2015	2014
Beginning of the year	(20)	(19)
Released / (charged) to income	(11)	(8)
Used	11	7
End of the year	(20)	(20)

18 Other current financial assets

€ million	January 3, 2016	December 28, 2014
Short-term deposits and similar instruments	528	262
Reinsurance assets – current portion (see Note 15)	68	60
Other	—	1
Total other current financial assets	596	323

As of January 3, 2016, short-term deposits and similar instruments included short-term investments with a maturity at acquisition of between three and twelve months.

Of the short-term deposits and similar instruments as of January 3, 2016, €10 million was restricted (December 28, 2014: €16 million). This primarily consisted of investments held for insurance purposes for U.S. workers’ compensation and general liability programs.

“Other” included in “Other financial expenses” in 2014 mainly consisted of the current portion of the derivative financial instruments. For more information on financial instruments and fair values, see Note 30.

19 Cash and cash equivalents

€ million	January 3, 2016	December 28, 2014
Cash in banks and cash equivalents	1,363	1,281
Cash on hand	463	343
Total cash and cash equivalents	1,826	1,624

Of the cash and cash equivalents as of January 3, 2016, €7 million was restricted (December 28, 2014: €9 million). This primarily consisted of cash held in escrow accounts mainly related to pending litigations and construction activities.

Ahold’s banking arrangements allow the Company to fund outstanding checks when presented to the bank for payment. This cash management practice may result in a net cash book overdraft position, which occurs when the total issued checks exceed available cash balances within the Company’s cash concentration structure. Such book overdrafts are classified in accounts payable and amounted to €216 million and €184 million as of January 3, 2016, and December 28, 2014, respectively. No right to offset with other bank balances exists for these book overdraft positions.

20 Equity attributable to common shareholders

Shares and share capital

Authorized share capital comprises the following classes of shares as of January 3, 2016:

€ million	2015	2014
Common shares (2015: 1,171,000,000 at €0.01 par value each, and 2014: 1,700,000,000 of €0.01 par value each)	12	17
Cumulative preferred shares (2015: 30,000 of €500 par value each, and 2014: 43,520 of €500 par value each)	15	22
Total authorized share capital	27	39

In addition, Ahold has cumulative preferred financing shares outstanding. These cumulative preferred financing shares are considered debt under IFRS until the date that Ahold receives irrevocable notification from a holder of cumulative preferred financing shares to convert these shares into common shares. Upon this notification, the cumulative preferred financing shares are classified as a separate class of equity since they no longer meet the definition of a liability. For disclosures regarding Ahold’s cumulative preferred financing shares, see Note 22.

Common shares and additional paid-in capital

Changes in the number of common shares and the number of treasury shares were as follows:

	Number of common shares issued and fully paid (x 1,000)	Number of treasury shares (x 1,000)	Number of common shares outstanding (x 1,000)
Balance as of December 30, 2012	1,060,988	22,481	1,038,507
Share buyback	—	61,009	(61,009)
Share-based payments	—	(4,995)	4,995
Balance as of December 29, 2013	1,060,988	78,495	982,493
Share buyback	—	92,485	(92,485)
Reverse stock split	(81,615)	(7,999)	(73,616)
Cancelation of treasury shares	(85,000)	(85,000)	—
Share-based payments	—	(6,205)	6,205
Balance as of December 28, 2014	894,373	71,776	822,597
Share buyback	—	8,795	(8,795)
Cancelation of treasury shares	(60,000)	(60,000)	—
Share-based payments	—	(4,669)	4,669
Balance as of January 3, 2016	834,373	15,902	818,471

Dividends on common shares

On April 15, 2015, the General Meeting of Shareholders approved the dividend over 2014 of €0.48 per common share (€396 million in the aggregate). This dividend was paid on April 30, 2015. The Management Board, with the approval of the Supervisory Board, proposes that a dividend of €0.52 per common share be paid in 2016 with respect to 2015. This dividend is subject to approval by the General Meeting of Shareholders and has not been included as a liability on the consolidated balance sheet as of January 3, 2016. The payment of this dividend will not have income tax consequences for the Company.

Share buyback and capital repayment and reverse stock split

On February 26, 2015, Ahold announced its decision to return €500 million to its shareholders by way of a share buyback program, to be completed over a 12-month period. Under this program, 8,795,407 of the Company’s own shares were repurchased in 2015. Shares were repurchased at an average price of €18.32 per share for a total amount of €161 million. As a result of the announcement that Ahold intends to merge with Delhaize, the share buyback program was terminated and approximately €1 billion will be returned to shareholders via a capital return and reverse stock split, subject to the conditions as explained in Note 35.

20 Equity attributable to common shareholders (continued)

On December 12, 2014, Ahold completed its share buyback program initially announced as €500 million on February 28, 2013, and subsequently increased to €2 billion on June 4, 2013. Under this program, 153,494,149 of the Company’s own shares were repurchased in 2013 and 2014 (2013: 61,008,851 and 2014: 92,485,298) for a total consideration of €2 billion (2013: €768 million and 2014: €1,232 million), at an average price of €13.03 (2013: €12.58 and 2014: €13.32).

On January 21, 2014, a capital repayment and reverse stock split was approved at an Extraordinary General Meeting of Shareholders. On March 28, 2014, the reverse stock split became effective. Every 13 existing shares with a nominal value of €0.30 each were consolidated into 12 new shares with a nominal value of €0.01 each. The capital repayment of €1.14 per remaining share, €1,007 million in the aggregate (excluding transaction costs), took place on April 3, 2014. The capital reduction attributable to treasury shares, which was €109 million in the aggregate, is reported in Other reserves.

Of the total shares repurchased, 60,000,000 were canceled on July 7, 2015 and 85,000,000 were canceled on June 20, 2014.

Share-based payments

Share-based payments recognized in equity in the amount of €66 million (2014: €50 million and 2013: €61 million) relate to the 2015 GRO share-based compensation expenses of €47 million (2014: €43 million and 2013: €43 million) (see Note 32); the stock options exercised of nil (2014: €1 million and 2013: €6 million); and the current and deferred income taxes recognized in and transferred from equity relating to share-based compensation of €19 million (2014: €6 million and 2013: €12 million) (see Note 10).

Cumulative preferred shares

The Company’s Articles of Association provide for the possible issuance of cumulative preferred shares. The Company believes that its ability to issue this class of shares could prevent, or at least delay, an attempt by a potential bidder to make a hostile takeover bid. However, according to Dutch law, a response device is limited in time and therefore cannot permanently block a take-over of the company concerned. Instead, it aims to facilitate an orderly process in which the interests of the continuity of the company, its shareholders and other stakeholders are safeguarded in the best way possible. Moreover, outside the scope of a public offer, but also under other circumstances, the ability to issue this class of shares may safeguard the interests of the Company and all stakeholders in the Company and resist influences that might conflict with those interests by affecting the Company’s continuity, independence or identity. No cumulative preferred shares were outstanding as of January 3, 2016, or during 2015, 2014 and 2013.

In March 1989, the Company entered into an agreement with Stichting Ahold Continuïteit (SAC) as amended and restated in April 1994, March 1997, December 2001, and December 2003 (the Option Agreement). Pursuant to the Option Agreement, SAC was granted an option for no consideration to acquire cumulative preferred shares from the Company, from time to time until December 2018. The Company will submit a request to continue this arrangement to shareholders at the Extraordinary General Meeting of Shareholders on March 14, 2016. The Option Agreement entitles SAC to acquire cumulative preferred shares from the Company up to a total par value that is equal to the total par value of all issued and outstanding shares of Ahold’s share capital, excluding cumulative preferred shares, at the time of exercising the option. In case the authorized share capital of the Company is amended during the term of the option, the Option Agreement provides for a corresponding change of the total par value of cumulative preferred shares under option. The holders of the cumulative preferred shares are entitled to 50,000 votes per share and a cumulative dividend expressed as a percentage of the amount called-up and paid-in to purchase the cumulative preferred shares. The percentage to be applied is the sum of (1) the average basic refinancing transaction interest rate as set by the European Central Bank - measured by the number of days during which that rate was in force in the fiscal year over which the dividend is paid - plus 2.1%, and (2) the average interest surcharge rate - measured by the number of days during which that rate was in force in the fiscal year over which the dividend is paid - that would be charged by the largest credit institution in the Netherlands (based on the balance sheet total as of the close of the fiscal year immediately preceding the fiscal year over which the dividend is paid). The minimum percentage to be applied is 5.75%. Subject to limited exceptions, any potential transfer of cumulative preferred shares requires the approval of the Management Board. Cumulative preferred shares can only be issued in a registered form. The Company may stipulate that only 25% of the par value will be paid upon subscription to cumulative preferred shares until payment in full is later required by the Company. SAC would then only be entitled to a market-based interest return on its investment.

20 Equity attributable to common shareholders (continued)

SAC is a foundation organized under the laws of the Netherlands. Its purpose under its articles is to safeguard the interests of the Company and all stakeholders in the Company and to resist, to the best of its ability, influences that might conflict with those interests by affecting the Company’s continuity, independence or identity. SAC seeks to realize its objectives by acquiring and holding cumulative preferred shares and by exercising the rights attached to these shares, including the voting rights. The SAC board has four members, who are appointed by the board of SAC itself.

If the board of SAC considers acquiring cumulative preferred shares or exercising voting rights on cumulative preferred shares, it will make an independent assessment and, pursuant to Dutch law, it must ensure that its actions are proportional and reasonable. If SAC acquires cumulative preferred shares, it will only hold them for a limited period of time. These principles are in line with Dutch law, which only allows response measures that are proportionate, reasonable and limited in time. In the case of liquidation, the SAC board will decide on the use of any remaining residual assets.

Legal reserves

In accordance with the Dutch Civil Code and statutory requirements in other countries, legal reserves have to be established in certain circumstances. Legal reserves are not available for distribution to the Company’s shareholders. The currency translation reserve, cash flow hedging reserve and other reserves include non-distributable amounts. Of the total equity as per January 3, 2016, of €5,622 million, an amount of €579 million is non-distributable (December 28, 2014: €219 million out of total equity of €4,844 million and December 29, 2013: €513 million out of total equity of €6,520 million).

The currency translation reserve, cash flow hedging reserve and legal reserve participations are legal reserves that are required by Dutch law. The legal reserve participations include the increases in net asset value of joint ventures and associates since their first inclusion, less any amounts that can be distributed without legal restrictions. The legal reserve participations are included in Other reserves. As at January 3, 2016, the balance of the legal reserve participations was €225 million (December 28, 2014: €210 million and December 29, 2013: €195 million).

If the currency translation reserve or the cash flow hedging reserve has a negative balance, distributions to the Company’s shareholders are restricted to the extent of the negative balance.

21 Loans and credit facilities

The notes in the table below were issued by Ahold or one of its subsidiaries, the latter of which are guaranteed by Ahold unless otherwise noted. All related swap contracts have the same maturity as the underlying debt unless otherwise noted.

	Current portion within 1 year	Non-current portion		Total January 3, 2016	Current portion within 1 year	Non-current portion		Total December 28, 2014
€ million		Between 1 and 5 years	After 5 years			Between 1 and 5 years	After 5 years

Notional redemption amounts
GBP 500 notes 6.50%, due March 2017[1]	—	334	—	334	—	310	—	310
USD 94 indebtedness 7.82%, due January 2020[2]	9	26	—	35	8	31	—	39
USD 71 indebtedness 8.62%, due January 2025	—	8	57	65	—	—	58	58
USD 500 notes 6.875%, due May 2029	—	—	460	460	—	—	411	411
JPY 33,000 notes LIBOR plus 1.5%, due May 2031[3]	—	—	253	253	—	—	225	225
Deferred financing costs	—	(1)	(2)	(3)	—	(1)	(2)	(3)
Total notes	9	367	768	1,144	8	340	692	1,040
Other loans	—	1	2	3	—	1	2	3
Financing obligations[4]	22	102	273	397	20	92	275	387
Mortgages payable[5]	—	2	7	9	2	2	6	10
Total loans	31	472	1,050	1,553	30	435	975	1,440

1 During 2005, Ahold bought back GBP 250 million of the notes. The remaining notional redemption amount of GBP 250 million (€340 million) has been netted with €6 million as per January 3, 2016 (December 28, 2014: €9 million) representing an amount, amortized over the remaining terms of the notes, that relates to a hedging instrument that stopped qualifying for fair value hedge accounting. The remaining notional amount of the GBP 250 million was swapped to U.S. dollar (see Note 30 for additional information).

2 As of January 3, 2016, $57 million has been repaid since inception.

3 Notes were swapped to €299 million at an interest rate of 7.065% (see Note 30 for additional information related to the JPY cross-currency swap).

4 The weighted average interest rate for the financing obligations amounted to 7.6% in 2015 (2014: 7.7% and 2013: 7.9%).

5 Mortgages payable are collateralized by buildings and land. The weighted average interest rate for these mortgages payable amounted to 5.6% in 2015 (2014: 5.6% and 2013: 5.9%).

The fair values of financial instruments, corresponding derivatives, and the foreign exchange and interest rate risk management policies applied by Ahold are disclosed in Note 30.

The Company has a Euro Medium Term Note (EMTN) program that had an aggregate of €593 million of outstanding notes as of January 3, 2016. The notes issued under the program include the remaining outstanding balances of GBP 500 million and JPY 33,000 million notes, maturing in 2017 and 2031, respectively. The notes issued under the EMTN program contain customary restrictive covenants. During 2015, Ahold was in compliance with these covenants.

21 Loans and credit facilities (continued)

Credit facilities

Ahold has access to an unsecured, committed, multi-currency and syndicated credit facility that was refinanced in June 2011. In February 2015, the facility was amended from €1.2 billion to €1.0 billion, and the maturity date was extended from 2018 to 2020, with the possibility of 12-month extensions in the first two years. In early 2016, Ahold requested to exercise the first of these options and extended the maturity date to February 2021. The credit facility may be used for working capital and for general corporate purposes and provides for the issuance of letters of credit to an aggregate maximum amount of $275 million (€253 million). The €1.0 billion facility contains customary covenants and is subject to a financial covenant that requires Ahold, in case its corporate rating is lower than BBB / Baa2 from Standard & Poor’s and Moody’s respectively, not to exceed a maximum leverage ratio, as defined in the facility agreement of 4.0:1. During 2015, Ahold was in compliance with these covenants. As of January 3, 2016, there were no outstanding borrowings under the facility other than letters of credit to an aggregate amount of $18 million (€16 million).

A bilateral facility for standby letter of credit was increased in 2015 to a total amount of $226 million (€208 million), and was fully used per January 3, 2016.

Ahold also has access to various uncommitted credit facility lines serving working capital needs that, as of January 3, 2016, totaled €226 million. As of January 3, 2016, nothing was drawn under these credit facility lines.

22 Other non-current financial liabilities

€ million	January 3, 2016	December 28, 2014
Finance lease liabilities	1,290	1,125
Cumulative preferred financing shares	497	497
Derivative financial instruments	210	250
Reinsurance liabilities	145	126
Other	45	41
Total other non-current financial liabilities	2,187	2,039

For more information on derivative financial instruments and fair values (see Note 30).

The Company recognizes reinsurance liabilities on its balance sheet in connection with a pooling arrangement between unrelated companies (see Note 15).

Other mainly consists of a pre-tax liability for the discounted amount of the remaining settlement liability of $36 million (€33 million) relating to a 2013 agreement with the New England Teamsters and Trucking Industry Pension Fund (NETTI) to settle Stop & Shop’s pension liabilities in the fund.

22 Other non-current financial liabilities (continued)

Finance lease liabilities

Finance lease liabilities are payable as follows:

	January 3, 2016			December 28, 2014
€ million	Future minimum lease payments	Interest portion	Present value of minimum lease payments	Future minimum lease payments	Interest portion	Present value of minimum lease payments
Within one year	209	99	110	179	91	88
Between one and five years	790	306	484	681	284	397
After five years	1,110	304	806	1,003	275	728
Total	2,109	709	1,400	1,863	650	1,213

Current portion finance lease liabilities (see Note 26)			110			88
Non-current portion finance lease liabilities			1,290			1,125

Finance lease liabilities are principally for buildings. Terms range primarily from 10 to 25 years and include renewal options if it is reasonably certain, at the inception of the leases, that they will be exercised. At the time of entering into a finance lease agreement, the commitment is recorded at its present value using the interest rate implicit in the lease, if this is practicable to determine; if not, the operating company-specific interest rate applicable for long-term borrowings is used. As of January 3, 2016, the finance lease liabilities are recorded at their present value at a weighted average interest rate of 7.7% (December 28, 2014: 7.7%).

Certain store leases provide for contingent additional rentals based on a percentage of sales and consumer price indices. Substantially all of the store leases have renewal options for additional terms. None of Ahold’s leases impose restrictions on Ahold’s ability to pay dividends, incur additional debt or enter into additional leasing arrangements.

During 2015, interest expense on finance lease liabilities was €100 million (2014: €90 million and 2013: €95 million), of which nil related to discontinued operations (2014: nil and 2013: €2 million ). Total future minimum sublease income expected to be received under non-cancelable subleases as of January 3, 2016, is €111 million (December 28, 2014: €107 million and December 29, 2013: €116 million). The total contingent rent expense recognized during the year on finance leases was €1 million expense (2014: €2 million income and 2013: €4 million expense).

22 Other non-current financial liabilities (continued)

Cumulative preferred financing shares

	Number of shares (x 1,000)	€ million
Issued cumulative preferred financing shares (€0.01 par value each)	268,415	3
Authorized cumulative preferred financing shares (€0.01 par value each)	329,000	3

€ million	January 3, 2016	December 28, 2014
Paid-in capital issued cumulative preferred financing shares	3	3
Additional paid-in capital cumulative preferred financing shares	494	494
Balance as of year-end	497	497

The cumulative preferred financing shares were issued in four tranches. Dividends are paid on each preferred financing share at a percentage (financing dividend percentage) that differs per tranche. When a period of 10 years has lapsed after the issue date of a tranche, and every 10 years thereafter (reset date), the financing dividend percentage is reset. The current financing dividend percentage is 5.93% per year for the shares issued in June 1996, 6.08% per year for the shares issued in August 1998, 3.85% per year for the shares issued in October 2000, and 3.35% per year for the shares issued in December 2003. The nominal value plus additional paid-in capital per tranche is €71 million (June 1996 tranche), €46 million (August 1998 tranche), €320 million (October 2000 tranche) and €60 million (December 2003 tranche); in the aggregate €497 million. This amount is presented under “other non-current financial liabilities” in the consolidated balance sheet as these cumulative preferred financing shares are considered debt under IFRS.

The total number of votes that can be exercised by the cumulative preferred financing shares is approximately 75 million. This represents approximately 8% of the total number of votes that can be cast (this total being calculated as the sum of the outstanding cumulative preferred financing shares and the outstanding common shares).

The cumulative preferred financing shares are convertible into common shares. The conversion conditions have been set so as to avoid any transfer of value from the common shares to the cumulative preferred financing shares. The maximum number of common shares to be received upon conversion of all outstanding cumulative preferred financing shares is approximately 90 million. The conversion features are similar for all tranches. Conversion is allowed for all shares in one tranche held by one investor but not for fractions of tranches held by one investor. Upon conversion, the holders of (depositary receipts of) cumulative preferred financing shares will receive a number of common shares that is calculated by dividing the value of the cumulative preferred financing shares on the day before the conversion date by the average share price of Ahold common shares on the five trading days preceding the notification date, on the notification date, and on the four trading days following the notification date. The value of the cumulative preferred financing shares will be considered, for this purpose, to be equal to the lower of the nominal value plus the additional paid-in capital of the cumulative preferred financing shares (par value) or to the present value of the remaining preferred dividends until the first reset date plus the present value of the par value at the first reset date.

Subject to the approval of the General Meeting of Shareholders, the Company can redeem the cumulative preferred financing shares of a certain tranche, but not fractions of a tranche. Redemption of a tranche is subject to the approval of the holders of depositary receipts of that tranche, unless all (remaining) cumulative preferred financing shares are redeemed. Redemption takes place at the higher of the par value or the present value of the remaining preferred dividends plus the present value of the par value at the reset date.

23 Pensions and other post-employment benefits

Defined benefit plans

Ahold has a number of defined benefit pension plans covering a substantial number of employees, former employees and retirees in the Netherlands and the United States. Generally, the plans are career average or final pay defined benefit plans. In addition, Ahold provides additional pension benefits for certain company executives and life insurance and medical care benefits for certain retired employees meeting age and service requirements at its U.S. subsidiaries, all of which the Company funds as claims are incurred.

The pension plans expose the Company to actuarial risks such as: longevity risk, interest rate risk, currency risk, salary risk and investment risk. Longevity risk relates to the mortality assumptions used to value the defined benefit obligation, where an increase in participants’ life expectancies will increase a plan’s liability. Interest rate risk relates to the discount rate used to value the defined benefit obligation, where a decrease in the discount rate will increase a plan’s liability; however this will be partially offset by an increase in the return on a plan’s investments in debt instruments. The pension plans may mitigate interest rate risk by entering into interest rate swap contracts. Currency risk relates to the fact that a plan holds investments that may not be denominated in the same currency as the plan’s obligations. The pension plans may mitigate currency risk by purchasing forward currency instruments. Salary risk relates to salary increase assumptions used to value the defined benefit obligation, where an increase will result in a higher plan liability. See below for more details on the Company’s asset-liability matching strategy employed to manage its investment risk.

Net assets relating to one plan are not offset against net liabilities of another plan, resulting in the following presentation of the pension and other post-employment benefits on the consolidated balance sheet:

€ million	January 3, 2016	December 28, 2014
Defined benefit liabilities	(389)	(290)
Defined benefit assets	—	5
Total defined benefit plans	(389)	(285)

The defined benefit assets are part of the other non-current financial assets; for more information, see Note 15.

23 Pensions and other post-employment benefits (continued)

Net defined benefit cost is comprised of the following components. The net interest (income) expense is presented within net financial expenses in the income statement and plan remeasurements are presented as other comprehensive income. All other components of net defined benefit cost are presented in the income statement as cost of sales, selling expenses, and general and administrative expenses, depending on the functional areas of the employees earning the benefits.

€ million	2015	2014	2013
Service cost
Current service cost	132	104	119
Past service cost gain	—	(68)	—
Gain on settlement	—	—	(9)
Net interest expense	14	16	24
Administrative cost	11	9	8
Components of defined benefit cost recorded in the income statement	157	61	142

Remeasurements recognized:
Return on plan assets, excluding amounts included in net interest (income) / cost	228	(698)	102
(Gain) / loss from changes in demographic assumptions	(13)	53	13
(Gain) / loss from changes in financial assumptions	(186)	650	(298)
Experience gains (losses)	24	20	(47)
Components of defined benefit cost recognized in other comprehensive income	53	25	(230)
Total net defined benefit cost	210	86	(88)

23 Pensions and other post-employment benefits (continued)

The changes in the defined benefit obligations and plan assets in 2015 and 2014 were as follows:

	The Netherlands		United States		Total
€ million	2015	2014	2015	2014	2015	2014
Defined benefit obligations
Beginning of the year	4,027	3,372	1,308	1,020	5,335	4,392
Current service cost	108	87	24	17	132	104
Past service cost	—	(59)	—	(9)	—	(68)
Interest expense	94	124	61	52	155	176
Contributions by plan participants	19	18	—	—	19	18
Benefits paid	(82)	(87)	(72)	(65)	(154)	(152)
(Gain) loss from changes in demographic assumptions	(12)	21	(1)	32	(13)	53
(Gain) loss from changes in financial assumptions[1]	(78)	527	(108)	123	(186)	650
Experience (gains) losses	18	24	6	(4)	24	20
Exchange rate differences	—	—	157	142	157	142
End of the year	4,094	4,027	1,375	1,308	5,469	5,335

Plan assets
Fair value of assets, beginning of the year	3,993	3,195	1,057	854	5,050	4,049
Interest income	92	115	49	45	141	160
Company contribution	113	116	24	53	137	169
Contributions by plan participants	19	18	—	—	19	18
Benefits paid	(82)	(87)	(72)	(65)	(154)	(152)
Administrative cost	(8)	(7)	(3)	(2)	(11)	(9)
Return on plan assets, excluding amounts included in net interest (income) expense	(150)	643	(78)	55	(228)	698
Exchange rate differences	—	—	126	117	126	117
Fair value of assets, end of the year	3,977	3,993	1,103	1,057	5,080	5,050

Funded status	(117)	(34)	(272)	(251)	(389)	(285)

1. The 2014 loss of €527 million from changes in financial assumptions in the Netherlands’ plans included a €1,005 million loss resulting from a decrease in the discount rate, offset by a €474 million gain resulting from a decrease in the future pension increase assumption.

The total defined benefit obligation of €5,469 million as of January 3, 2016, includes €99 million related to plans that are wholly unfunded. These plans include other benefits (such as life insurance and medical care) and supplemental executive retirement plans.

23 Pensions and other post-employment benefits (continued)

During 2014, Ahold amended its defined benefit pension plan in the Netherlands. The plan amendments included, among other changes, raising the retirement age to 67, introducing a maximum pensionable salary limit of €96,542, lowering the pensionable salary threshold by €1,000 and declaring that future pension increases for active participants will now be based on the price inflation instead of salary increases. The effect of all amendments was a net past service cost gain in the income statement of €59 million.

During 2014, Ahold amended a defined benefit plan in the United States that provides medical and prescription drug benefits to retirees. The plan amendment was to convert the plan from a self-insured plan to a fully insured employer group waiver program and to change employer subsidies. The effect of the amendment was a past service cost gain in the income statement of $12 million (€9 million).

Cash contributions

From 2015 to 2016, Company contributions are expected to remain unchanged at €113 million in the Netherlands and increase from $27 million (€24 million) to $101 million (€93 million) for all defined benefit plans in the United States.

As of year-end 2015, the funding ratio, calculated in accordance with regulatory requirements, of the largest Dutch plan was 111%. Under the financing agreement with the Dutch pension fund, contributions are made as a percentage of employees’ salaries and shared between Ahold and the employees. The agreement also allows for a reduction in premiums if certain funding conditions are met. In addition, Ahold can be required to contribute a maximum amount of €150 million over a five-year period if the funding ratio is below 105%. The U.S. pension plan’s funding ratio at year-end 2015 was 111%, measured using regulatory interest rates allowed by the U.S. government as part of funding relief, which are higher than otherwise would be allowed. Contributions to the U.S. pension plan are required under the current funding policy if the prior year-end funding ratio falls below 100% as measured using regulatory interest rates without funding relief in order to avoid variable Pension Benefit Guaranty Corporation (PBGC) premiums. Under these rules, a $78 million (€72 million) contribution will be made to the U.S. pension plan in 2016.

Actuarial assumptions

The calculations of the defined benefit obligation and net defined benefit cost are sensitive to the assumptions set out below. These assumptions require a large degree of judgment. Actual experience may differ from the assumptions made. The assumptions required to calculate the actuarial present value of benefit obligations and the net defined benefit costs are determined per plan and are as follows (expressed as weighted averages):

	The Netherlands		United States
Percent	2015	2014	2015	2014
Discount rate	2.4	2.3	4.9	4.3
Future salary increases	3.6	3.7	4.5	4.5
Future pension increases	0.8	0.8	0.0	0.0

23 Pensions and other post-employment benefits (continued)

Assumptions regarding longevity are based on published statistics and mortality tables. These assumptions translate into an average life expectancy in years for a pensioner retiring at age 65:

	The Netherlands		United States
Years	2015	2014	2015	2014
Longevity at age 65 for current pensioners
Male	21.0	20.9	20.1	20.0
Female	23.4	23.3	22.8	22.7
Longevity at age 65 for current members aged 50
Male	22.8	22.7	21.0	20.9
Female	25.1	25.0	23.7	23.6

The following table summarizes how the effect on the defined benefit obligations at the end of the reporting period would have increased (decreased) as a result of a 0.5% change in the respective assumptions.

€ million	The Netherlands	United States	Total
Discount rate
0.5% increase	(450)	(81)	(531)
0.5% decrease	532	90	622
Future salary increases
0.5% increase	58	8	66
0.5% decrease	(55)	(8)	(63)
Future pension increases
0.5% increase	495	N/A	495
0.5% decrease	(424)	N/A	(424)
Life expectancy
1 year increase at age 65	135	41	176

The above sensitivity analyses have been based on a change in the assumption while holding all other assumptions constant. In reality one might expect interrelationships between the assumptions, especially between discount rate and future salary increases as both depend to a certain extent on expected inflation rates. The methods and types of assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

23 Pensions and other post-employment benefits (continued)

Plan assets

The pension plan asset allocation differs per plan. On a weighted average basis, the allocation of plan assets was as follows:

	The Netherlands		United States
€ million	2015	2014	2015	2014
Equity instruments:
Consumer goods	211	205	47	48
Financial services	236	267	68	58
Telecommunications and information	94	80	72	66
Energy and utilities	55	62	23	29
Industry	90	107	32	32
Other	4	6	51	46
Debt instruments:
Government	1,051	1,012	140	146
Corporate bonds (investment grade)	1,276	1,017	185	174
Corporate bonds (non-investment grade)	13	18	41	38
Other	—	—	60	54
Real estate:
Retail	24	40	—	—
Offices	40	45	—	—
Residential	15	30	—	—
Other	—	—	42	33
Investment funds	665	684	331	316
Derivatives:
Interest rate swaps	96	360	—	—
Forward foreign exchange contracts	(15)	(45)	—	—
Cash and cash equivalents	131	105	11	17
Other	(9)	—	—	—
Total	3,977	3,993	1,103	1,057

Virtually all equity and debt instruments have quoted prices in active markets. Derivatives can be classified as level 2 instruments and real estate and some investment funds as level 3 instruments based on the definitions in IFRS 13, “Fair Value Measurement.” It is the policy of the Dutch pension plan to use interest rate swaps to hedge its exposure to interest rate risk. Foreign currency exposures are hedged by the use of forward foreign exchange contracts.

23 Pensions and other post-employment benefits (continued)

In the Netherlands, the plan assets are managed by outside investment managers following investment strategies based on the composition of the plan liabilities. With the aid of Asset Liability Management modeling, analyses are made of possible future economic scenarios and investment portfolios. Based on these analyses, investment strategies are determined to produce optimal investment returns at acceptable funding ratio risk levels. Less favorable years can be part of these scenarios. Currently, the strategic targets for asset allocation of the Dutch pension plan are: 40% variable yield and 60% fixed income. To partially hedge against interest rate risk exposure on the pension liabilities, the Dutch pension plan uses interest rate swap contracts.

In the United States, the plan assets are managed by outside investment managers and rebalanced periodically. The committees for the various U.S. plans establish investment policies and strategies and regularly monitor the performance of the assets, including the selection of investment managers, setting long-term strategic targets and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, subject to variation from time to time or as circumstances warrant. Occasionally, the committees may approve allocations above or below a target range. Pension plan assets are invested in a trust intended to comply with the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and applicable fiduciary standards. The long-term investment objective for the plan’s assets is to maintain an acceptable funding ratio of the plan’s assets and plan liabilities without undue exposure to risk. Currently, the strategic targets are: 45% equity securities, 45% debt securities and 10% other investments.

In 2015, the Dutch plan had €0.8 million of plan assets invested in Ahold’s financial instruments (2014: €0.6 million). In 2015 or 2014, the U.S. plans did not have any plan assets invested in Ahold financial instruments.

The actual return on plan assets in 2015 was negative 1.3% for the Dutch plans (2014: positive 24.1%) and negative 2.7% for the U.S. plans (2014: positive 12.0%).

Benefit maturities

The weighted average duration of the defined benefit obligations of the Dutch and U.S. plans are 25.0 and 13.2 years, respectively.

The Dutch and U.S. plans have the following expected schedule of benefit payments.

€ million	The Netherlands	United States	Total
Amount due within one year	76	75	151
Amount due between two and five years	310	320	630
Amount due between six and ten years	481	449	930

23 Pensions and other post-employment benefits (continued)

Defined contribution plans

In the Netherlands, United States and Czech Republic, there are defined contribution plans principally in the form of savings, incentive compensation and bonus plans.

During 2015, 2014 and 2013, the Company contributed €37 million, €33 million and €34 million, respectively, to its defined contribution plans. These contributions were recognized as an expense in the income statement and related entirely to continuing operations in 2015, 2014 and 2013.

Multi-employer plans

A significant number of union employees in the United States are covered by multi-employer plans based on obligations arising from collective bargaining agreements. These plans provide retirement and other benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Trustees are appointed in equal number by employers and unions and they are typically responsible for oversight of the investment of the assets and administration of the plan. Contribution rates and benefit levels are generally determined through the collective bargaining process between the participating employers and unions. None of the Company’s collective bargaining agreements require that a minimum funding requirement exists for these plans.

Most of these plans are defined contribution plans. All plans that are defined benefit plans, on the basis of the terms of the benefits provided, are accounted for as defined contribution plans because sufficient information is not available to account for these plans as defined benefit plans. These plans are generally flat dollar benefit plans. Ahold is only one of several employers participating in each of these plans and there is no reliable basis to accurately determine Ahold’s share of plan obligations and assets following defined benefit accounting principles. Furthermore, the financial statements of the multi-employer plans are drawn up on the basis of other accounting policies than those applied by Ahold. Consequently, these multi-employer plans are not included in Ahold’s balance sheet.

The risks of participating in multi-employer plans are different from the risks of single employer plans. Ahold’s contributions may be used to provide benefits to employees of other participating employers. Ahold may become obligated for a plan’s unfunded obligations if other participating employers cease to participate in the plan. Similarly, if a number of employers cease to have employees participating in the plan, Ahold could be responsible for an increased share of the plan’s deficit. If Ahold withdraws from a plan, it may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Defined benefit plans

Ahold participates in 12 multi-employer pension plans that are defined benefit plans on the basis of the terms of the benefits provided. The following table presents Ahold’s estimate of its proportionate share of each plan’s deficit or surplus. Ahold’s participation is the relative amount of its contributions during the year in relation to the total amount of contributions made to the plan. The estimate of Ahold’s net proportionate share of the plans’ deficits is based on the latest available information received from these plans, such as the plans’ measurement of plan assets and the use of discount rates between 6.5% and 8.0%. The information received has been updated for market trends and conditions through the end of 2015, and does not represent Ahold’s direct obligation. While this is our best estimate, based upon information available to us, it is imprecise and not necessarily reliable.

23 Pensions and other post-employment benefits (continued)

€ million, except Ahold’s participation percentages		January 3, 2016				December 28, 2014
	Date of latest information	Annual contributions	Plan deficit / (surplus)	Ahold’s participation	Ahold’s proportionate share of deficit / (surplus)	Annual contributions	Plan deficit / (surplus)	Ahold’s participation	Ahold’s proportionate share of deficit / (surplus)
FELRA & UFCW Food Pension Fund	Jan. 1, 2015	27	1,080	60.4%	652	23	887	60.9%	541
Mid-Atlantic UFCW & Participating Employers Pension Fund	Jan. 1, 2015	7	3	63.3%	2	7	–	64.6%	–
New England Teamsters & Trucking Industry Pension	Oct. 1, 2014	6	–	3.1%	–	5	–	3.7%	–
UFCW Local 1262 & Employers Pension Fund	Jan. 1, 2014	7	206	19.4%	40	5	89	22.9%	20
United Food & Commercial Workers Intl Union – Industry Pension Fund	July 1, 2014	19	(201)	22.1%	(44)	16	(553)	22.1%	(122)
UFCW Local 1500 Pension Plan	Jan. 1, 2015	8	171	27.1%	46	6	119	27.3%	32
Warehouse Employees’ Union Local 730 Pension Trust Fund	Jan. 1, 2015	3	110	83.5%	92	2	82	81.8%	67
Other plans	Jan. 1, 2015	7	6,477	0.8%	16	6	4,258	1.2%	2
Total		84	7,846		804	70	4,882		540

During 2015, Stop & Shop reached an agreement with UFCW Local #338 whereby Stop & Shop was allowed to withdraw from the pension plan. The withdrawal occurred in September and resulted in a $12 million (€11 million) withdrawal liability. The settlement of the liability will be made in installments with $6 million paid at the time of withdrawal and the second and third installments, of $3 million each, to be paid in May and October of 2016. In 2014, this plan was aggregated in the Other plans designation above.

If the underfunded liabilities of the multi-employer pension plans are not reduced, either by improved market conditions or collective bargaining changes, increased future payments by the Company and the other participating employers may result. However, all future increases will be subject to the collective bargaining process. In 2016, the Company expects its contributions to increase to €88 million. Moreover, if the Company were to exit certain markets or otherwise cease making contributions to these funds, the Company could trigger a substantial withdrawal liability. Any adjustment for withdrawal liability will be recorded when it is probable that a liability exists and the amount can be reasonably estimated. Except for the UFCW Local #338 withdrawal liability payment mentioned above, no other withdrawal payments were incurred or included in the 2015 and 2014 contributions disclosed above. Ahold’s risk of increased contributions and withdrawal liabilities may be greater if any of the participating employers in an underfunded multi-employer plan withdraw from the plan or, due to insolvency, are not able to contribute an amount sufficient to fund the underfunded liabilities associated with their participants in the plan.

Defined contribution plans

Ahold also participates in 40 multi-employer plans that are defined contribution plans on the basis of the terms of the benefits provided. The majority of these plans provide health and welfare benefits. The Company contributed €270 million, €228 million and €240 million to multi-employer defined contribution plans during 2015, 2014 and 2013, respectively. These contributions are recognized as an expense in the consolidated income statement and related entirely to continuing operations in 2015, 2014 and 2013. These plans vary significantly in size, with contributions to the three largest plans representing 60% of total contributions.

24 Provisions

The table below specifies the changes in total provisions (current and non-current):

€ million	Self- insurance program	Loyalty programs	Claims and legal disputes	Severance and termination benefits[1]	Onerous contrcts[1]	Other[1]	Total
As of December 28, 2014
Current portion	151	14	1	21	48	5	240
Non-current portion	452	28	3	6	124	50	663
Carrying amount	603	42	4	27	172	55	903

Year ended January 3, 2016
Additions charged to income	149	17	8	48	8	3	233
Acquisitions through business combinations	—	—	—	—	61	—	61
Used during the year	(150)	(20)	(1)	(44)	(46)	(3)	(264)
Released to income	(9)	(2)	—	(2)	(13)	(11)	(37)
Interest accretion	9	1	—	—	3	1	14
Effect of changes in discount rates	(4)	—	—	—	—	—	(4)
Other movements	—	—	—	—	(5)	—	(5)
Exchange rate differences	74	—	—	—	13	3	90
Closing carrying amount	672	38	11	29	193	48	991

As of January 3, 2016
Current portion	172	14	9	26	35	4	260
Non-current portion	500	24	2	3	158	44	731
[1] Balances for the prior year have been adjusted to align with current year classification. Maturities of total provisions as of January 3, 2016, are as follows:
€ million	Self- insurance program	Loyalty programs	Claims and legal disputes	Severance and termination benefits	Onerous contracts	Other	Total
Amount due within one year	172	14	9	26	35	4	260
Amount due between one and five years	338	24	1	2	89	11	465
Amount due after five years	162	—	1	1	69	33	266
Total	672	38	11	29	193	48	991

24 Provisions (continued)

Self-insurance program

Ahold is self-insured for certain potential losses, mainly relating to general liability, vehicle liability, workers’ compensation and property losses relating to its subsidiaries. The maximum self-insurance retention per occurrence, including defense costs, is $2 million (€2 million) for general liability, $5 million (€5 million) for commercial vehicle liability, $5 million (€5 million) for workers’ compensation, and $17.5 million (€16 million) for property losses. Ahold purchased a stop-loss coverage of $50 million (€46 million) for property losses to limit the aggregate exposure for named windstorms through June 1, 2016. A portion of this risk is reinsured to third parties, see Note 15.

Measurement of the provision for the self-insurance program requires significant estimates. These estimates and assumptions include an estimate of claims incurred but not yet reported, historical loss experience, projected loss development factors, estimated changes in claim reporting patterns, claim settlement patterns, judicial decisions and legislation.

Loyalty programs

This provision relates to a third-party customer loyalty program in the Netherlands and reflects the estimated cost of benefits to which customers participating in the loyalty program are entitled.

Claims and legal disputes

The Company is a party to a number of legal proceedings arising out of its business operations. Such legal proceedings are subject to inherent uncertainties. Management, supported by internal and external legal counsel, where appropriate, determines whether it is more likely than not that an outflow of resources will be required to settle an obligation. If this is the case, the best estimate of the outflow of resources is recognized.

Severance and termination benefits

This provision relates to payments to employees whose employment with the Company has ended, either as part of a restructuring or a voluntary separation plan. In 2015, Ahold recognized restructuring-related severance provisions within Ahold USA totaling €31 million. These related to a reorganization of its support offices and an early retirement incentive program for store employees in the Giant Landover division.

24 Provisions (continued)

Onerous contracts

Onerous contract provisions mainly relate to unfavorable lease contracts and include the excess of the unavoidable costs of meeting the obligations under the contracts over the benefits expected to be received under such contracts. Included in the balance of the provision as of January 3, 2016, were provisions of €65 million and €44 million in Ahold USA and the Czech Republic, respectively, for unfavorable lease contracts recognized as part of the A&P, SPAR and other past acquisitions as well as the remaining provision relating to BI-LO and Bruno’s (see Note 34) of €19 million.

Other

Other provisions include asset retirement obligations, provisions for environmental risks, jubilee payments, and supplemental medical benefits.

25 Other non-current liabilities

€ million	January 3, 2016	December 28, 2014
Step rent accruals	276	234
Deferred income	25	26
Other	17	16
Total other non-current liabilities	318	276

Step rent accruals relate to the equalization of rent payments from lease contracts with scheduled fixed rent increases throughout the life of the contract.

Deferred income predominantly represents the non-current portions of deferred income on vendor allowances and deferred gains on sale and leaseback transactions.

26 Other current financial liabilities

€ million	January 3, 2016	December 28, 2014
Finance lease liabilities – current portion (see Note 22)	110	88
Interest payable	29	26
Short-term borrowings	52	47
Dividend cumulative preferred financing shares	22	21
Reinsurance liabilities – current portion (see Note 15)	76	65
Loans – current portion (see Note 21)	31	30
Other	10	3
Total other current financial liabilities	330	280

Other in 2015 mainly includes multi-employer union pension withdrawal liabilities.

27 Other current liabilities

€ million	January 3, 2016	December 28, 2014
Accrued expenses	770	607
Compensated absences	297	271
Payroll taxes, social security and VAT	251	262
Deferred income	138	28
Gift card and deposit liabilities	104	87
Other	13	14
Total other current liabilities	1,573	1,269

The deferred income balance at January 3, 2016 includes the unearned portion of premiums billed on January 1, 2016, related to the Company’s reinsurance treaty.

28 Cash flow

The following table presents the reconciliation between the cash and cash equivalents as presented in the statement of cash flows and as presented on the balance sheet:

€ million	2015	2014	2013
Cash and cash equivalents at the end of the year as presented in the statement of cash flows	1,819	1,615	2,497
Restricted cash	7	9	4
Cash and cash equivalents related to discontinued operations	—	—	(5)
Cash and cash equivalents at the end of the year as presented on the balance sheet	1,826	1,624	2,496

28 Cash flow (continued)

The following table presents additional cash flow information:

€ million	2015	2014	2013
Non-cash investing activities
Accounts payable at year-end related to purchased non-current assets	119	88	81
Assets acquired under finance leases from continuing operations	55	18	52

Non-cash financing activities
Finance lease liabilities originated from continuing operations	(55)	(18)	(52)

Acquisition of businesses
Total purchase consideration (see Note 4)	(150)	(210)	(15)
Assets given up	—	—	6
Cash acquired	—	18	—
Consideration payable	—	2	—
Acquisition of businesses, net of cash acquired	(150)	(190)	(9)

Divestments of businesses
U.S. Foodservice[1]	—	(248)	(10)
Proceeds from divestment of stores in the Netherlands	6	—	—
Proceeds from divestment of Slovakia	—	(34)	(1)
Proceeds from divestment of ICA	—	—	2,368
Net cash flows related to other past divestments	(6)	(4)	(5)
Divestment of businesses	—	(286)	2,352
Cash divested	—	(5)	—
Divestment of businesses, net of cash divested	—	(291)	2,352

Reconciliation between results on divestments of discontinued operations and cash (paid) received
Result on divestments of discontinued operations before income taxes	3	(222)	1,587
Net assets (liabilities) divested	6	(21)	828
Changes in accounts receivable / payable and provisions – net	(9)	(43)	(6)
Loss on fair value less cost of disposal measurement	—	—	16
Currency exchange differences transferred from equity	—	—	(82)
Other items previously recognized in other comprehensive income	—	—	9
Divestment of businesses	—	(286)	2,352
Cash divested	—	(5)	—
Divestment of businesses, net of cash divested	—	(291)	2,352

1 The cash flows from U.S. Foodservice in 2014 include settlement of Waterbury litigation of €241 million and legal fees of €7 million (2013: €10 million).

29 Earnings per share

The calculation of basic and diluted net income per share attributable to common shareholders is based on the following data:

	2015	2014	2013
Earnings (€ million)
Net income attributable to common shareholders for the purposes of basic earnings per share	852	594	2,537
Effect of dilutive potential common shares – reversal of preferred dividends from earnings	23	22	25
Net income attributable to common shareholders for the purposes of diluted earnings per share	875	616	2,562

Number of shares (in millions)
Weighted average number of common shares for the purposes of basic earnings per share	820	879	1,021
Effect of dilutive potential common shares:
Share options and conditional shares	12	11	13
Cumulative preferred financing shares	25	34	38
Weighted average number of common shares for the purposes of diluted earnings per share	857	924	1,072

The calculation of the basic and diluted income from continuing operations per share attributable to common shareholders is based on the same number of shares as detailed above and the following earnings data:

€ million	2015	2014	2013
Income from continuing operations	849	791	805
Non-controlling interests	(1)	—	—
Income from continuing operations, attributable to common shareholders for the purposes of basic earnings per share	850	791	805
Effect of dilutive potential common shares – reversal of preferred dividends from earnings	23	22	25
Income from continuing operations, attributable to common shareholders for the purposes of diluted earnings per share	873	813	830

Basic and diluted income per share from discontinued operations attributable to common shareholders amounted both to nil (2014: negative €0.22 basic and negative €0.21 diluted and 2013: €1.69 basic and €1.62 diluted). They are based on the income from discontinued operations attributable to common shareholders of €2 million (2014: loss of €197 million and 2013: income €1,732 million) and the denominators detailed above.

30 Financial risk management and financial instruments

Financial risk management

The Treasury function provides a centralized service to the Company for funding, foreign exchange, interest rate, liquidity and counterparty risk management. Treasury operates within a framework of policies and procedures that is reviewed regularly. The Treasury function does not operate as a profit center and manages the financial risks that arise in relation to underlying business needs. Ahold’s Management Board has overall responsibility for the establishment and oversight of the Treasury risk management framework. Ahold’s management reviews material changes to Treasury policies and receives information related to Treasury activities.

In accordance with its Treasury policies, Ahold uses derivative instruments solely for the purpose of hedging exposures. These exposures are mainly connected with the interest rate and currency risks arising from the Company’s operations and its sources of finance. Ahold does not enter into derivative financial instruments for speculative purposes. The transaction of derivative instruments is restricted to Treasury personnel only and Ahold’s Internal Control department reviews the Treasury internal control environment regularly.

Relationships with credit rating agencies and monitoring of key credit ratios are also managed by the Treasury department.

Currency risk

Ahold operates internationally and is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the U.S. dollar. Since Ahold’s subsidiaries primarily purchase and sell in local currencies, the Company’s exposure to exchange rate movements in commercial operations is naturally limited. The Company is subject to foreign currency exchange risks due to exchange rate movements in connection with the translation of its foreign subsidiaries’ income, assets and liabilities into euros for inclusion in its consolidated financial statements. Translation risk related to Ahold’s foreign subsidiaries, joint ventures and associates is not actively hedged.

To protect the value of future foreign currency cash flows, including loan and interest payments, lease payments, dividends and firm purchase commitments, and the value of assets and liabilities denominated in foreign currency, Ahold seeks to mitigate its foreign currency exchange exposure by borrowing in local currency and entering into various financial instruments, including forward contracts and currency swaps. It is Ahold’s policy to cover foreign exchange transaction exposure in relation to existing assets, liabilities and firm purchase commitments.

Foreign currency sensitivity analysis

Assuming the euro had strengthened (weakened) by 10% against the U.S. dollar compared to the actual 2015 rate, with all other variables held constant, the hypothetical result on income before income taxes would have been a decrease (increase) of €6 million (2014: €6 million), as a result of foreign exchange losses on the translation of U.S. dollar-denominated cash and cash equivalents.

Interest rate risk

Ahold’s interest rate risk arises primarily from its debt. To manage interest rate risk, Ahold has an interest rate management policy aimed at reducing volatility in its interest expense and maintaining a target percentage of its debt in fixed rate instruments. Ahold’s financial position is largely fixed by long-term debt issues and the use of derivative financial instruments such as interest rate swaps and cross-currency interest rate swaps. As of January 3, 2016, after taking into account the effect of interest rate swaps and cross-currency swaps, approximately 99% of Ahold’s interest bearing debt was at fixed rates of interest (2014: 98%).

30 Financial risk management and financial instruments (continued)

Interest rate sensitivity analysis

The total interest expense recognized in the 2015 income statement related to the variable rates of long-term debt, net of swaps, amounted to €3 million (2014: €4 million). The Company estimates that with a possible increase (decrease) of U.S. dollar market interest rates of 25 basis points with all other variables (including foreign exchange rates) held constant, this would result in a hypothetical effect on income before income taxes of a loss (gain) of nil (2014: nil). In addition, a hypothetical result relating to a possible increase (decrease) of 25 basis points in the fair value of derivative hedges that do not qualify for hedge accounting would result in a loss of nil or a gain of €2 million, respectively (2014: a loss of €2 million or a gain of €2 million, respectively).

The total interest income recognized in the 2015 income statement amounted to €5 million (2014: €6 million), mainly related to variable rate money market fund investments and deposits. The Company estimates that with a possible increase (decrease) of euro and U.S. dollar market interest rates of 25 basis points with all other variables (including foreign exchange rates) held constant, this would result in a hypothetical effect on income before income taxes of a gain of €4 million or a loss of €4 million, respectively (2014: gain of €3 million or a loss of €3 million).

The cash flow hedge reserve would be impacted by interest rate movements through the JPY cross-currency swap which qualified for cash flow hedge accounting. The impact of interest rate movements related to the bond and the swap’s variable leg are not reflected, as they offset each other. The impact of a 25-basis-point increase (25-basis-point decrease) in euro interest rates related to the remaining fair value exposure on the swap’s fixed leg (caused by a shifted discount rate on the swap’s fixed EUR leg) is a gain of €15 million or a loss of €16 million (2014: gain of €17 million or a loss of €18 million).

The above sensitivity analyses are for illustrative purposes only as, in practice, market rates rarely change in isolation from other factors that also affect Ahold’s financial position and results.

Credit risk

Ahold has no significant concentrations of credit risk. Sales to retail customers are made in cash, checks and debit cards, or via major credit cards. Sales to franchisees are done on credit. The concentration of credit risk with respect to receivables is limited, as the Company’s customer base and vendor base are large and unrelated. As a result, management believes there is no further credit risk provision required in excess of the normal individual and collective impairment, based on an aging analysis performed as of January 3, 2016. For further discussion on Ahold’s receivables, see Notes 15 and 17.

Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions’ products. Ahold invests in funds with a minimum rating of A- (Standard & Poor’s). With respect to credit risk, derivative contracts with counterparties are entered into primarily under the standard terms and conditions of the International Swap and Derivatives Association. The counterparties have an externally validated investment grade credit rating. Ahold has policies that limit the amount of counterparty credit exposure to any single financial institution or investment vehicle and continually monitors these exposures. The maximum exposure to credit risk is represented by the carrying amounts of the financial assets on the balance sheet (refer to the table on fair values of financial instruments below in this note). The maximum exposure to a credit risk loss that Ahold would incur if financial institutions that are parties to the derivative instruments completely failed to perform according to the terms of the contracts is €338 million as of January 3, 2016 (December 28, 2014: €311 million). Netting agreements are in place with the financial counterparties that reduces the credit exposure (as of January 3, 2016, net exposure of €129 million).

30 Financial risk management and financial instruments (continued)

Liquidity risk

Ahold manages its liquidity risk on a consolidated basis with cash provided from operating activities being the primary source of liquidity, in addition to debt and equity issuances in the capital markets, committed and uncommitted credit facilities, letters of credit under credit facilities, and available cash. Ahold manages short-term liquidity based on projected cash flows over rolling periods of six months. As of January 3, 2016, €984 million of our committed credit facility remained available for working capital and general corporate purposes and €2,354 million of cash balances (including short-term deposits and similar instruments) are available to manage the Company’s liquidity.

Based on the current operating performance and liquidity position, the Company believes that cash provided by operating activities and available cash balances will be sufficient for working capital, capital expenditures, interest payments, dividends and scheduled debt repayment requirements for the next 12 months and the foreseeable future.

30 Financial risk management and financial instruments (continued)

The following tables summarize the expected maturity profile of the Company’s financial liabilities (including derivatives) as of January 3, 2016, and December 28, 2014, respectively, based on contractual undiscounted payments.

All financial liabilities held at the reporting date, for which payments are already contractually agreed, have been included. Amounts in foreign currency have been translated using the reporting date closing rate. Cash flows arising from financial instruments carrying variable interest payments have been calculated using the forward curve interest rates as of January 3, 2016, and December 28, 2014, respectively. Refer to Note 34 for the liquidity risk related to guarantees.

Year ended January 3, 2016

€ million				Contractual cash flows
	Net carrying amount	Within 1 year	Between 1 and 5 years	After 5 years	Total
Non-derivative financial liabilities
Notes	(1,144)	(75)	(565)	(1,119)	(1,759)
Other loans	(3)	—	(2)	(2)	(4)
Financing obligations	(397)	(52)	(194)	(217)	(463)
Mortgages payable	(9)	(1)	(4)	(7)	(12)
Finance lease liabilities	(1,400)	(209)	(790)	(1,110)	(2,109)
Cumulative preferred financing shares[1]	(497)	(22)	(66)	(18)	(106)
Short-term borrowings	(52)	(52)	—	—	(52)
Reinsurance liabilities	(221)	(78)	(128)	(22)	(228)
Accounts payable	(2,800)	(2,800)	—	—	(2,800)
Other	(61)	(16)	(7)	(56)	(79)

Derivative financial liabilities
Cross-currency swaps and foreign currency derivatives	(210)	(18)	(69)	(202)	(289)

1 Cumulative preferred financing shares have no maturity. For the purpose of the table above, the future dividend cash flows were calculated until the coupon reset date of each of the four share-series (2016, 2018, 2020 and 2023). No liability redemption was assumed. Actual cash flows may differ, see Note 22.

30 Financial risk management and financial instruments (continued)

Year ended December 28, 2014

€ million	Net carrying amount	Contractual cash flows
		Within 1 year	Between 1 and 5 years	After 5 years	Total
Non-derivative financial liabilities
Notes	(1,040)	(68)	(545)	(1,051)	(1,664)
Other loans	(3)	(2)	(1)	—	(3)
Financing obligations	(387)	(48)	(181)	(239)	(468)
Mortgages payable	(10)	(4)	(6)	(2)	(12)
Finance lease liabilities	(1,213)	(179)	(681)	(1,003)	(1,863)
Cumulative preferred financing shares[1]	(497)	(21)	(74)	(32)	(127)
Short-term borrowings	(47)	(47)	—	—	(47)
Reinsurance liabilities	(191)	(67)	(110)	(20)	(197)
Accounts payable	(2,655)	(2,655)	—	—	(2,655)
Other	(43)	(1)	(6)	(52)	(59)

Derivative financial liabilities
Cross-currency swaps and foreign currency derivatives	(251)	(18)	(70)	(246)	(334)

1 Cumulative preferred financing shares have no maturity. For the purpose of the table above, the future dividend cash flows were calculated until the coupon reset date of each of the four share-series (2016, 2018, 2020 and 2023). No liability redemption was assumed.

Credit ratings

Maintaining investment grade credit ratings is a cornerstone of the Company’s strategy as they serve to lower the cost of funds and to facilitate access to a variety of lenders and markets. In August 2015, Moody’s upgraded Ahold’s corporate credit rating to Baa2 with a stable outlook. In June 2009, Standard & Poor’s upgraded Ahold’s corporate credit rating to BBB with a stable outlook; since then, this rating has remained unchanged.

Capital risk management

The Company’s primary objective in terms of managing capital is the optimization of its debt and equity balances in order to sustain the future development of the business, maintain an investment grade credit rating and maximize shareholder value.

The Company’s leverage is measured on the basis of net lease adjusted debt, which includes borrowings, cash and cash equivalents, short-term deposits and similar instruments, equity, and the present value of the operating lease commitments. Ahold may balance its overall capital structure in a number of ways, including through the payment of dividends, capital repayment, new share issues and share buybacks as well as the issuance of new debt or the redemption of existing debt.

30 Financial risk management and financial instruments (continued)

Financial instruments

Fair values of financial instruments

The following table presents the fair values of financial instruments, based on Ahold’s categories of financial instruments, including current portions, compared to the carrying amounts at which these instruments are included on the balance sheet:

€ million	January 3, 2016		December 28, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
Loans receivable	42	49	42	50
Trade and other (non) current receivables	832	832	731	731
Reinsurance assets	203	203	177	177
Total loans and receivables	1,077	1,084	950	958
Cash and cash equivalents	1,826	1,826	1,624	1,624
Short-term deposits and similar instruments	528	528	262	262
Derivatives	338	338	311	311
Available-for-sale	6	6	5	5
Total financial assets	3,775	3,782	3,152	3,160

Notes	(1,144)	(1,359)	(1,040)	(1,282)
Other loans	(3)	(3)	(3)	(3)
Financing obligations	(397)	(395)	(387)	(391)
Mortgages payable	(9)	(10)	(10)	(11)
Finance lease liabilities	(1,400)	(1,798)	(1,213)	(1,574)
Cumulative preferred financing shares	(497)	(554)	(497)	(564)
Dividend cumulative preferred financing shares	(22)	(22)	(21)	(21)
Accounts payable	(2,800)	(2,800)	(2,655)	(2,655)
Short-term borrowings	(52)	(52)	(47)	(47)
Interest payable	(29)	(29)	(26)	(26)
Reinsurance liabilities	(221)	(221)	(191)	(191)
Other	(61)	(71)	(43)	(51)
Total non-derivative financial liabilities	(6,635)	(7,314)	(6,133)	(6,816)
Derivatives	(210)	(210)	(251)	(251)
Total financial liabilities	(6,845)	(7,524)	(6,384)	(7,067)

30 Financial risk management and financial instruments (continued)

Of Ahold’s categories of financial instruments, only derivatives, assets available-for-sale and reinsurance assets (liabilities) are measured and recognized on the balance sheet at fair value. These fair value measurements are categorized within Level 2 of the fair value hierarchy. The Company uses inputs other than quoted prices that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). The fair value of derivative instruments is measured by using either a market or income approach (mainly present value techniques). Foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates that match the maturity of the contracts. Interest rate swaps are measured at the present value of expected future cash flows. Expected future cash flows are discounted by using the applicable yield curves derived from quoted interest rates.

The valuation of Ahold’s derivative instruments is adjusted for the credit risk of the counterparty, called Credit Valuation Adjustment (“CVA”), and adjusted for Ahold’s own credit risk, called Debit Valuation Adjustment (“DVA”). The CVA / DVA calculations have been added to the fair value of Ahold’s interest and cross-currency swaps. The valuation technique for the CVA / DVA calculation is based on relevant observable market inputs.

The carrying amount of receivables, cash and cash equivalents, accounts payable, short-term deposits and similar instruments, and other current financial assets and liabilities approximate their fair values because of the short-term nature of these instruments and, for receivables, because of the fact that any recoverability loss is reflected in an impairment loss. The fair values of quoted borrowings are based on year-end ask-market quoted prices. The fair value of other non-derivative financial assets and liabilities that are not traded in an active market are estimated using discounted cash flow analyses based on market rates prevailing at year-end. The fair value of the cumulative preferred financing shares is measured as the present value of expected future cash flows. Such cash flows include the dividend payments and the payments of the nominal value plus paid in capital. Expected future cash flows are discounted by using the yield curves derived from quoted interest rates and Credit Default Swap rates that match the maturity of the contracts. The conditions for redemption and conversion of the cumulative preferred financing shares are disclosed in Note 22. The accrued interest is included in other current financial liabilities (see Note 26) and not in the carrying amounts of non-derivative financial assets and liabilities.

Short-term deposits and similar instruments (€528 million) contain short-term liquid investments that are considered part of Ahold’s cash management financial assets.

Derivatives

Fair values, notional amounts, maturities and the qualification of derivative financial instruments for accounting purposes are presented in the table below:

		January 3, 2016			December 28, 2014
		Fair value		Notional amount	Fair value		Notional amount
€ million	Maturity	Assets	Liabilities		Assets	Liabilities
Forward foreign currency contracts[1]	Within 1 year	—	—	83	1	(1)	95
Cross-currency swap[2]	After 5 years	—	(210)	253	—	(250)	225
Total cash flow hedges		—	(210)	336	1	(251)	320

Interest rate swap[3]	Between 1 to 5 years	29	—	340	38	—	319

Cross-currency swap[3,4]	Between 1 to 5 years	309	—	340	272	—	319
Total derivatives – no hedge accounting treatment		338	—	340	310	—	319
Total derivative financial instruments		338	(210)	676	311	(251)	639

1 Foreign currency forwards designated as cash flow hedges are used to hedge the future cash flows denominated in foreign currencies.

2 Cross-currency swap accounted for as a cash flow hedge used to hedge currency and cash flow risk on floating debt denominated in foreign currency, related to JPY 33,000 notes (see Note 21 for additional information).

3 Interest rate swap and cross-currency swap relate to the same notional amount of GBP 250 million.

4 As of January 3, 2016, the valuation of the GBP 250 cross-currency swap, related to the GBP 250 notes (see Note 21 for additional information) includes the impact of the mark-to-market valuation of an embedded credit clause in the amount of nil. The volatility in the financial markets resulted in a gain of nil related to this credit clause in the year 2015 (€1 million gain in 2014). Ahold is required under these swap contracts to redeem the U.S. dollar notional amount through semi-annual installments that commenced in September 2004. $314 million has been paid down as of January 3, 2016.

30 Financial risk management and financial instruments (continued)

Gains and losses recognized in cash flow hedging reserve in equity as of January 3, 2016, primarily relate to the swap on the JPY 33,000 notes and will be released to the income statement over a period lasting until 2031.

31 Related party transactions

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company considers all members of the Executive Committee (ExCo) and the Supervisory Board to be key management personnel as defined in IAS 24 “Related parties.” At the end of 2015, the ExCo consisted of the Management Board and four other ExCo members.

The total compensation of key management personnel in 2015 amounts to €26,157 thousand (2014: €16,456 thousand and 2013: €13,755 thousand). This includes an estimate of additional wage tax on severance payments due in accordance with Dutch tax laws in the amount of €5.1 million (2014: €1.2 million and 2013: nil). The 2013 amount included a crisis levy in the Netherlands of €758 thousand following the Budget Agreement 2013 Tax Measures Implementation Act that was extended in the 2014 Tax Plan. The crisis levy was €758 thousand for members of the ExCo and nil for the members of the Supervisory Board in 2013.

31 Related party transactions (continued)

Employment contracts with individual Management Board members

Dick Boer

In 2015, the Company provided Dick Boer with an annual base salary of €1,000,000, participation in the annual cash incentive plan and participation in the Company’s equity-based long-term incentive plan (GRO – see Note 32). The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in case of extraordinary performance. Unless Dick Boer’s employment agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders in April 2019. In the event that the Company terminates his employment agreement for reasons other than cause or because he is not reappointed by the shareholders, Dick Boer is entitled to a severance payment equal to one year’s base salary. His employment agreement may be terminated by the Company with a notice period of 12 months and by Dick Boer with a notice period of six months. Dick Boer participates in Ahold’s Dutch Pension Plan.

Jeff Carr

In 2015, the Company provided Jeff Carr with an annual base salary of €666,000, participation in the annual cash incentive plan and participation in the Company’s equity-based long-term incentive plan (GRO – see Note 32). The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in case of extraordinary performance. Furthermore, Jeff Carr receives a housing allowance of €7,000 net per month. Jeff Carr will be eligible for reappointment at the Extraordinary General Meeting of Shareholders on March 14, 2016. In the event that the Company terminates his employment agreement for reasons other than cause or because he is not reappointed by the shareholders, Jeff Carr is entitled to a severance payment equal to one year’s base salary. His employment agreement may be terminated by the Company with a notice period of 12 months and by Jeff Carr with a notice period of six months. Jeff Carr participates in Ahold’s Dutch Pension Plan.

31 Related party transactions (continued)

James McCann

In 2015, the Company provided James McCann with an annual base salary of €666,000, participation in the annual cash incentive plan and participation in the Company’s equity-based long-term incentive plan (GRO – see Note 32). The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in case of extraordinary performance. Furthermore, James McCann receives a housing allowance of $10,000 net per month for his first term of four years. James McCann will be eligible for reappointment at the Extraordinary General Meeting of Shareholders on March 14, 2016. In the event that the Company terminates his employment agreement for reasons other than cause or because he is not reappointed by the shareholders, James McCann is entitled to a severance payment equal to one year’s base salary. His employment agreement may be terminated by the Company with a notice period of 12 months and by James McCann with a notice period of six months. James McCann participates in Ahold’s Dutch Pension Plan.

Lodewijk Hijmans van den Bergh

In 2015, the Company provided Lodewijk Hijmans van den Bergh with an annual base salary of €544,000, participation in the annual cash incentive plan and participation in the Company’s equity-based long-term incentive plan (GRO – see Note 32). The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in case of extraordinary performance. Lodewijk Hijmans van den Bergh participated in Ahold’s Dutch Pension Plan. On March 1, 2015, Lodewijk Hijmans van den Bergh stepped down as Chief Corporate Governance Counsel. His employment relationship with Ahold was terminated on December 31, 2015.

31 Related party transactions (continued)

Remuneration of the Management Board by member

€ thousand	Direct remuneration				Deferred remuneration
	Base salary	EIP[2]	Other[3,4]	Total direct remuneration	Share-based compensation[5]	Pensions[6]	Total remuneration[7]
Dick Boer
2015	1,000	1,350	305	2,655	1,607	67	4,329
2014	987	444	13	1,444	1,214	(125)	2,533
2013	975	868	12	1,855	1,114	433	3,402
Jeff Carr
2015	666	899	307	1,872	835	29	2,736
2014	658	296	147	1,101	678	48	1,827
2013	615	547	154	1,316	615	257	2,188
James McCann
2015	666	899	1,176	2,741	1,010	30	3,781
2014	658	296	1,213	2,167	773	(39)	2,901
2013	650	579	414	1,643	665	239	2,547
Lodewijk Hijmans van den Bergh[1]
2015	91	122	108	321	190	5	516
2014	544	245	1,654	2,443	1,031	(48)	3,426
2013	537	478	16	1,031	545	212	1,788
Total 2015	2,423	3,270	1,896	7,589	3,642	131	11,362
Total 2014	2,847	1,281	3,027	7,155	3,696	(164)	10,687
Total 2013	2,777	2,472	596	5,845	2,939	1,141	9,925

31 Related party transactions (continued)

Remuneration of the Executive Committee including Management Board

The table below specifies the remuneration of the ExCo, comprising the Management Board members as listed above and the additional ExCo members who were not part of the Management Board.

€ thousand	2015	2014	2013
Base salary	4,241	4,399	3,183
EIP[2]	5,724	1,979	2,821
Other[3]	4,672	3,837	865
Share-based compensation[5]	5,230	4,930	3,983
Pensions[6]	302	(747)	1,320
Total remuneration[7]	20,169	14,398	12,172

1 Lodewijk Hijmans van den Bergh, Chief Corporate Governance Counsel and member of the Management Board and Executive Committee, stepped down on March 1, 2015. His employment relationship with Ahold was terminated on December 31, 2015. Ahold agreed to pay his remuneration until the end of 2015, as well as a severance payment amounting to one year’s base salary (€544,000), 2015 EIP and GRO. Outstanding shares under the GRO plan have vested over the term of employment in accordance with the applicable plan rules. An estimate of the remuneration costs relating to the period after March 1, 2015, until December 31, 2015, was recognized in 2014 (Other €1,641,000 and Share-based compensation €434,000). Adjustments to the estimate of the remuneration costs as a result of the actual payments are included in 2015 (Other €85,000 and Share-based compensation €100,000). An estimate of additional wage tax of €1.9 million (2014: €1.2 million) on severance payments due in accordance with Dutch tax laws, is excluded from “Total remuneration” as presented in the tables above.

2 ExCo Incentive Plan (“EIP”) represents accrued annual cash incentives to be paid in the following year based on an overall weighted EIP performance of 135% versus 45% last year.

3 “Other” mainly includes gross allowances for net pension due to a pension plan amendment, tax compensation (tax equalization charges for expatriates), allowances for housing expenses for certain individuals, relocation costs, international school fees, employer’s contributions to social security plans, benefits in kind such as tax advice, medical expenses, and the associated tax gross up. “’Other” also includes remuneration costs related to termination agreements. The increases in “Other” for the Management Board are further described under footnote 4 below.

4 The increase in “Other” for Dick Boer and Jeff Carr is primarily due to gross allowances for net pension due to a pension plan amendment (for details refer to Note 23). For James McCann, increased gross allowances were offset by lower tax compensation. Included in “Other” for James McCann in 2015 is tax compensation of €805,000 (2014: €969,000), of which €83,000 relates to the 2014 tax year. “Other” for Lodewijk Hijmans van den Bergh is described under footnote 1 above.

5 The fair value of each year’s grant is determined on the grant date and expensed on a straight-line basis over the vesting period. The expense for 2015 reflects this year’s portion of the share grants over the previous five years (2011 to 2015). The share-based compensation expense also includes the expense related to the shares under the special purpose plan as described in Note 32. Under this program 105,000 shares were granted in 2013 to ExCo members that were not part of the Management Board, of which 35,000 shares vested in 2015 (2014: 35,000 and 2013: 35,000). The total share-based compensation expense in 2015 for these ExCo members is €1,588,000 (2014: €1,234,000 and 2013: €1,044,000) of which €46,000 (2014: €459,000 and 2013: €792,000) relates to the special purpose plan and €1,542,000 (2014: €775,000 and 2013: €252,000) to the grants under the GRO program.

6 Pension costs are the total net periodic pension costs. During 2014, Ahold amended its pension plan in the Netherlands. For more details refer to Note 23.

7 On January 8, 2015, the Supervisory Board appointed Jan Ernst de Groot and on January 15, 2015, Wouter Kolk as members of the ExCo, effective February 1, 2015. On January 15, 2015, it was announced that Sander van der Laan, CEO Albert Heijn and member of the ExCo, would step down on February 1, 2015. His employment relationship with Ahold was terminated on September 30, 2015.

31 Related party transactions (continued)

Remuneration of the Supervisory Board members

€ thousand	2015	2014	2013
Jan Hommen (appointed in 2013)	122	117	35
Mark McGrath (reappointed in 2012)	131	129	109
Stephanie Shern (reappointed in 2013)	127	118	98
Rob van den Bergh (reappointed in 2015)	127	128	104
Derk Doijer (reappointed in 2013)	116	108	100
Ben Noteboom (reappointed in 2013)	103	99	101
René Hooft Graafland (appointed in 2015)	114	—	—
Judith Sprieser (resigned in July 2015)	63	126	112
René Dahan (resigned in October 2013)	—	—	87
Tom de Swaan (resigned in October 2013)	—	—	79
Total	903	825	825

Shares and other interests in Ahold

As of January 3, 2016, Management Board members held the following shares and other interests in Ahold:

Number of shares	Common shares subject to additional holding requirement[1]	Other common shares	Total common shares
Dick Boer	66,715	244,058	310,773
Jeff Carr	60,923	9,230	70,153
James McCann	60,923	101,538	162,461
Total	188,561	354,826	543,387

1 In line with best practice II.2.5 of the Dutch Corporate Governance Code, shares granted and vested under the GRO program to Management Board members should be retained for a period of at least five years after grant, except to finance tax payable at the vesting date, or at least until the end of a member’s employment with the Company, if this period is shorter.

As of January 3, 2016, Ben Noteboom held 16,615 Ahold common shares and Rob van den Bergh held 13,846 Ahold common shares. None of the other Supervisory Board members held Ahold shares.

Ahold does not provide loans or advances to members of the Management Board or the Supervisory Board. There are no loans or advances outstanding. Ahold does not issue guarantees to the benefit of members of the Management Board or the Supervisory Board. No such guarantees are outstanding.

31 Related party transactions (continued)

Trading transactions

Ahold has entered into arrangements with a number of its subsidiaries and affiliated companies in the course of its business. These arrangements relate to service transactions and financing agreements. Transactions were conducted at market prices.

During 2015, 2014 and 2013, the Company entered into the following transactions with unconsolidated related parties:

For the year ended January 3, 2016

€ million	Sales to related parties	Purchases from related parties	Amounts receivable from related parties	Amounts payable to related parties	Commitments to related parties
Stationsdrogisterijen	17	—	—	6	—
JMR	5	—	1	—	—
Cathedral Commons	—	1	—	—	26
Other	4	3	11	—	16
Total	26	4	12	6	42

For the year ended December 28, 2014

€ million	Sales to related parties	Purchases from related parties	Amounts receivable from related parties	Amounts payable to related parties	Commitments to related parties
Stationsdrogisterijen	16	—	—	5	—
JMR	5	—	1	—	—
Cathedral Commons	—	—	3	—	24
Other	2	2	12	2	17
Total	23	2	16	7	41

For the year ended December 29, 2013

€ million	Sales to related parties	Purchases from related parties	Amounts receivable from related parties	Amounts payable to related parties	Commitments to related parties
ICA	1	—	—	—	—
Stationsdrogisterijen	15	—	—	5	—
JMR	6	—	2	1	—
Cathedral Commons	—	—	3	—	22
Other	2	2	15	3	23
Total	24	2	20	9	45

31 Related party transactions (continued)

These unconsolidated related parties consist of:

•	ICA, in which Ahold divested its interest in 2013. Sales to and purchases from ICA are presented for the period ended on March 27, 2013

•	Stationsdrogisterijen C.V., a joint venture of Ahold in the health and beauty care retail business

•	JMR, a joint venture of Ahold in the retail business (see Note 14)

•	Cathedral Commons Partners, LLC, a real estate joint venture of Ahold

•	“Other,” which includes mainly real estate joint ventures in which Ahold has an interest, holding properties operated by Ahold and Loyalty Management Nederland B.V., an associate of Ahold that renders services relating to the management of customer loyalty programs to certain Ahold subsidiaries in the Netherlands

Furthermore, the Company’s post-employment benefit plans in the Netherlands and the United States are considered related parties. For more information on these plans, see Note 23.

32 Share-based compensation

In 2015, Ahold’s share-based compensation program consisted of a conditional share grant program called Global Reward Opportunity (GRO). Total 2015 GRO share-based compensation expenses were €47 million (2014: €43 million and 2013: €43 million). Ahold’s share-based compensation programs are equity-settled.

The fair value of the shares granted under the GRO program in 2015 at grant date was €59 million, of which €5 million related to Management Board members. This fair value is expensed over the vesting period of the grants adjusted for expected annual forfeitures of 5% (2014: 5% and 2013: 5%), excluding Management Board members. For the share-based compensation expenses allocable to the individual Management Board members, see Note 31.

GRO program

Main characteristics

Under the 2006-2012 GRO program, Ahold shares were granted through a mid-term (three-year) and a long-term (five-year) program. The number of shares granted depended on the at-target value, the annual incentive multiplier of the preceding year and the average share price for six months preceding the date of the grant. For participants other than the Management Board members, the mid-term component of the program contained a matching share feature. For every five shares a participant holds for an additional two years after the vesting date, the participant will receive one additional share.

The shares were granted on the day after the annual General Meeting of Shareholders and vest on the day after the publication of Ahold’s full-year results in the third year (three-year programs) or fifth year (five-year programs ) after the grant, provided the participant is still employed by Ahold. Shares granted to Management Board members vest on the day after the annual General Meeting of Shareholders in the third year (mid-term component) or fifth year (long-term component) after the grant, subject to continued employment. Management Board members are not allowed to sell their shares within a period of five years from the grant date, except to finance tax payable at the date of vesting.

32 Share-based compensation (continued)

Under the 2006-2012 GRO program, the shares granted through the long-term component are subject to a performance condition. The number of shares that will ultimately vest depends on Ahold’s performance compared to 11 other retail companies (refer to the Remuneration section for the composition of the peer group), measured over a five-year period using Total Shareholder Return (TSR), which is the sum of share price growth and dividends paid. The table below indicates the percentage of conditional shares that could vest based on the ranking of Ahold within the peer group:

32 Share-based compensation (continued)

2006-2012 GRO program rank	1	2	3	4	5	6	7	8	9	10	11	12
Management Board	150%	130%	110%	90%	70%	50%	25%	0%	0%	0%	0%	0%
Other participants	150%	135%	120%	105%	90%	75%	60%	45%	30%	15%	7.5%	0%

A revised GRO program was introduced as of the 2013 grant. Under the revised GRO program, shares are granted through a three-year program. The program consists of three components: one with a performance hurdle at grant (conditional share grant) and two components with a performance hurdle at vesting (performance share grants). The size of the conditional share grant is subject to the Executive Incentive Plan Multiplier of the preceding year for Management Board members and for other employees. Half of the performance share grant is linked to a three-year return on capital (RoC) target. Dependent on RoC performance, the number of shares that eventually vest can range between 0% and a maximum of 150% of the number of shares granted. For the other half of the performance share grant, the performance at vesting is measured using the TSR ranking. The table below indicates the percentage of shares with a TSR performance measure under the revised GRO program (2013, 2014 and 2015 GRO program) that could vest based on the ranking of Ahold within the peer group:

2013-2015 GRO program rank	1	2	3	4	5	6	7	8	9	10	11	12
Vice President and up	175%	150%	125%	100%	75%	50%	0%	0%	0%	0%	0%	0%
Other participants	150%	135%	120%	105%	90%	75%	60%	45%	30%	15%	7.5%	0%

As of the end of 2015, Ahold held the third position with respect to the 2011 share grant, the second position for the 2012 grant, the fourth position for the 2013 grant, the third position for the 2014 grant and the third position for the 2015 grant. For the 2011 share grant, Ahold’s final TSR ranking was in the third position (110% for Management Board members and 120% for other participants) and for the 2013 grant, it was in the fourth position (100% for Vice President and up and 105% for other participants). The positions with respect to the 2012, 2014 and 2015 share grants are not an indication of Ahold’s final ranking at the end of the performance periods, nor do they provide any information related to the vesting of shares.

At the end of each reporting period, Ahold revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions (RoC performance). Ahold recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. For the 2013 grant, the final percentage of number of shares dependent on RoC performance that will vest in 2016 is 60% (2014 estimate: 51%). At the end of 2015, the revised estimate of the number of shares in the 2014 grant that will vest in 2017 dependent on RoC performance, is 90%. The estimate for the 2015 grant is 100% of the shares dependent on RoC performance will vest in 2018.

Upon termination of employment due to retirement, disability or death, the same vesting conditions as described above apply. Upon termination of employment without cause in certain circumstances (e.g., restructuring or divestment), a pro rata part of the granted shares will vest on the date of termination of employment. For the performance shares, the most recent performance results will be applied to calculate the number of vested shares.

In addition, a limited number of shares were granted to other ExCo members and other employees in 2013, 2014 and 2015 under a special purpose plan. This program consists of unconditional and conditional shares. The unconditional shares vest immediately on the award date. The conditional shares vest in two tranches. Half of the conditional shares vest on the day after the publication of Ahold’s full-year results in the first year and half in the second year after the grant.

32 Share-based compensation (continued)

The following table summarizes the status of the GRO program during 2015 for the individual Management Board members and for all other employees in the aggregate.

	Outstanding at the beginning of 2015	Granted[1]	Vested[2]	Forfeited[3]	Outstanding at the end of 2015	Minimum number of shares[4]	Maximum number of shares[5]	Fair value per share at the grant date (€)
Dick Boer
Five-year 2010 grant	33,671	—	30,304	3,367	—	—	—	7.29
Five-year 2011 grant	65,965	—	—	—	65,965	—	98,947	6.00
Three-year 2012 grant	73,026	—	73,026	—	—	—	—	9.23
Five-year 2012 grant	73,026	—	—	—	73,026	—	109,539	7.81
2013 TSR grant	63,221	—	—	—	63,221	—	110,636	7.76
2013 RoC grant	63,221	—	—	—	63,221	—	94,831	10.52
2013 Conditional grant	25,757	—	—	—	25,757	25,757	25,757	10.52
2014 TSR grant	49,844	—	—	—	49,844	—	87,227	11.20
2014 RoC grant	49,844	—	—	—	49,844	—	74,766	12.40
2014 Conditional grant	32,860	—	—	—	32,860	32,860	32,860	12.40
2015 TSR grant	—	54,336	—	—	54,336	—	95,088	14.66
2015 RoC grant	—	54,336	—	—	54,336	—	81,504	18.14
2015 Conditional grant	—	14,383	—	—	14,383	14,383	14,383	18.14
Jeff Carr
Five-year 2011 grant	50,388	—	—	—	50,388	—	75,582	5.80
Three-year 2012 grant	45,405	—	45,405	—	—	—	—	9.23
Five-year 2012 grant	45,405	—	—	—	45,405	—	68,107	7.81
2013 TSR grant	29,539	—	—	—	29,539	—	51,693	7.76
2013 RoC grant	29,539	—	—	—	29,539	—	44,308	10.52
2013 Conditional grant	16,247	—	—	—	16,247	16,247	16,247	10.52
2014 TSR grant	24,614	—	—	—	24,614	—	43,074	11.20
2014 RoC grant	24,614	—	—	—	24,614	—	36,921	12.40
2014 Conditional grant	21,907	—	—	—	21,907	21,907	21,907	12.40
2015 TSR grant	—	21,309	—	—	21,309	—	37,290	14.66
2015 RoC grant	—	21,309	—	—	21,309	—	31,964	18.14
2015 Conditional grant	—	9,589	—	—	9,589	9,589	9,589	18.14

32 Share-based compensation (continued)

	Outstanding at the beginning of 2015	Granted[1]	Vested[2]	Forfeited[3]	Outstanding at the end of 2015	Minimum number of shares[4]	Maximum number of shares[5]	Fair value per share at the grant date (€)
Lodewijk Hijmans van den Bergh[6]
Five-year 2010 grant	30,472	—	27,425	3,047	—	—	—	7.29
Five-year 2011 grant	34,902	3,278	36,058	2,122	—	—	—	6.00
Three-year 2012 grant	40,108	—	40,108	—	—	—	—	9.23
Five-year 2012 grant	40,108	8,904	38,584	10,428	—	—	—	7.81
2013 TSR grant	25,817	—	23,207	2,610	—	—	—	7.76
2013 RoC grant	25,817	—	8,702	17,115	—	—	—	10.52
2013 Conditional grant	14,200	—	12,764	1,436	—	—	—	10.52
2014 TSR grant	20,354	2,887	14,435	8,806	—	—	—	11.20
2014 RoC grant	20,354	—	7,656	12,698	—	—	—	12.40
2014 Conditional grant	18,115	—	10,278	7,837	—	—	—	12.40
2015 TSR grant	—	18,429	5,131	13,298	—	—	—	14.66
2015 RoC grant	—	17,403	3,275	14,128	—	—	—	18.14
2015 Conditional grant	—	7,832	1,847	5,985	—	—	—	18.14
James McCann
Five-year 2011 grant	50,388	—	—	—	50,388	—	75,582	5.80
Three-year 2012 grant	45,405	—	45,405	—	—	—	—	9.23
Five-year 2012 grant	45,405	—	—	—	45,405	—	68,107	7.81
2013 TSR grant	42,147	—	—	—	42,147	—	73,757	7.76
2013 RoC grant	42,147	—	—	—	42,147	—	63,220	10.52
2013 Conditional grant	17,171	—	—	—	17,171	17,171	17,171	10.52
2014 TSR grant	33,229	—	—	—	33,229	—	58,150	11.20
2014 RoC grant	33,229	—	—	—	33,229	—	49,843	12.40
2014 Conditional grant	21,907	—	—	—	21,907	21,907	21,907	12.40
2015 TSR grant	—	28,766	—	—	28,766	—	50,340	14.66
2015 RoC grant	—	28,766	—	—	28,766	—	43,149	18.14
2015 Conditional grant	—	9,589	—	—	9,589	9,589	9,589	18.14
Subtotal Management Board members	1,419,368	301,116	423,610	102,877	1,193,997	169,410	1,793,035

1 Represents the number of shares originally granted for the 2015 grant. For the five-year 2011 grant and 2014 TSR grant, the number of shares allocated in 2015 for Lodewijk Hijmans van den Bergh represents the additional number of shares allocated based on the TSR rankings of the related grants.

2 The vesting date of the five-year 2010 grant and the three-year 2012 grant was on April 16, 2015. The Euronext closing share price was €19.37 on April 16, 2015.

3 For the five-year 2010 grant, the number of shares forfeited in 2015 represents the forfeited number of shares based on the final TSR ranking.

32 Share-based compensation (continued)

4 For the conditional shares under the 2013-2015 GRO program, the minimum number of shares that could potentially vest equals the number of outstanding shares. For the five-year grants, the minimum number of shares that could potentially vest would be nil if Ahold’s ranking was eight or lower. For the 2013-2015 TSR grants, the minimum number of shares that could potentially vest would be nil if Ahold’s ranking was seventh or lower. For the 2013-2015 RoC grants, the minimum number of shares that could potentially vest equals nil (as explained in the section Main characteristics above).

5 For the conditional shares under the 2013-2015 GRO program, the maximum number of shares that could potentially vest equals the number of outstanding shares. For the five-year grants, the maximum number of shares that could potentially vest equals 150% of outstanding shares if Ahold’s ranking is one. For the 2013-2015 TSR grants, the maximum number of shares that could potentially vest equals 175% of outstanding shares if Ahold’s ranking is one. For the 2013-2015 RoC grants, the maximum number of shares that could potentially vest equals 150% of outstanding shares (as explained in the section Main characteristics above).

6 In accordance with the GRO plan rules and his separation agreement (also refer to Note 31) a pro rata part of the outstanding shares for Lodewijk Hijmans van den Bergh vested on the date of termination of employment (December 31, 2015). The granted number of shares represents the additional number of shares allocated based on the TSR ranking. For the 2015 grant the number of shares allocated represents the number of shares originally granted for the 2015 grant.

	Outstanding at the beginning of 2015	Granted[1,3]	Vested[2]	Forfeited	Outstanding at the end of 2015
Other employees
2010 grant	1,134,601	103,845	1,228,454	9,992	—
2011 grant	2,164,108	14,930	145,747	97,989	1,935,302
2012 grant	4,920,518	22,240	2,659,211	168,934	2,114,613
2013 grant[4]	3,973,069	31,244	205,183	271,561	3,527,569
2014 grant[5]	3,352,984	146,288	97,774	289,247	3,112,251
2015 grant[6]	—	3,224,687	36,457	217,588	2,970,642
Subtotal Management Board members	1,419,368	301,116	423,610	102,877	1,193,997
Total number of shares	16,964,648	3,844,350	4,796,436	1,158,188	14,854,374

1 For the five-year 2010 grant, the number of shares allocated in 2015 represents the additional number of shares allocated based on the final TSR ranking and the actual number of matching shares related to the 2010 grant. For the 2011-2014 grants the numbers represent the additional number of shares allocated for partial vestings as a result of the TSR ranking. For the 2013 and 2014 grants, the number also includes additional shares granted in 2015. For the 2015 grant, the number of shares allocated represents the number of shares originally granted for the 2015 grant.

2 The vesting date of the five-year 2010 grant, the matching shares related to the 2010 grant and the three-year 2012 grant was February 27, 2015. The Euronext closing share price was €16.77 on February 27, 2015.

3 The grant date fair value of the matching shares is expensed over the five-year vesting period. This table presents the matching shares as awarded in the year of vesting. The total number of matching shares granted up to and outstanding at the end of the 2015 is 219,328 (2014: 169,496).

4 The 2013 grant includes the special purpose plan as described above. Under this program, 123,000 shares were granted in 2013, of which 41,000 vested in 2013, 41,000 in 2014 and 41,000 in 2015.

5 The 2014 grant includes the special purpose plan as described above. Under this program, 21,000 shares were granted in 2014, of which 7,000 vested in 2014, 7,000 vested in 2015 and 3,000 canceled in 2015. At the end of 2015, 4,000 shares under this program were outstanding and will vest in 2016.

6 The 2015 grant includes the special purpose plan as described above. Under this program, 61,200 shares were granted in 2015, of which 20,400 vested in the same year. At the end of 2015, 40,800 shares under this program were outstanding, of which 20,400 will vest in 2016 and 20,400 in 2017.

32 Share-based compensation (continued)

Valuation model and input variables

The weighted average fair value of the shares granted in 2015, for all eligible participants including Management Board members, amounted to €18.15, €15.71 and €18.17 per share for the conditional shares, TSR performance shares and RoC performance shares, respectively (2014: €12.41, €11.80 and €12.41, respectively) (2013: €10.66, €8.72 and €10.64, respectively). The fair values of the conditional shares and the RoC performance shares are based on the Black-Scholes model. The fair values of the TSR performance shares are determined using a Monte Carlo simulation model, which considers the likelihood of Ahold’s TSR ending at various ranks as well as the expected share price at each rank. The most important assumptions used in the valuations of the fair values were as follows:

	2015	2014	2013
Opening share price at grant date	19.65	13.96	11.95
Risk-free interest rate	(0.2)%	0.4%	0.3%
Volatility	18.5%	19.3%	17.6%
Assumed dividend yield	2.7%	3.9%	4.2%

Expected volatility has been determined based on historical volatilities for a period of three years.

33 Operating leases

Ahold as lessee

Ahold leases a significant number of its stores, as well as distribution centers, offices and other assets, under operating lease arrangements. The aggregate amounts of Ahold’s minimum lease commitments payable to third parties under non-cancelable operating lease contracts are as follows:

€ million	January 3, 2016	December 28, 2014	December 29, 2013
Within one year	842	768	687
Between one and five years	2,704	2,457	2,155
After five years	2,594	2,564	2,409
Total	6,140	5,789	5,251

Certain store leases provide for contingent additional rentals based on a percentage of sales and consumer price indices. Substantially all of the store leases have renewal options for additional terms. None of Ahold’s leases impose restrictions on Ahold’s ability to pay dividends, incur additional debt or enter into additional leasing arrangements. The annual costs of Ahold’s operating leases from continuing operations, net of sublease income, are as follows:

33 Operating leases (continued)

€ million	2015	2014	2013
Minimum rentals	823	690	705
Contingent rentals	17	20	21
Sublease income	(128)	(113)	(111)
Total	712	597	615

During the fourth quarter of 2013, Ahold closed six stores and three gas stations in the New Hampshire area. In the annual costs relating to minimum rentals for 2013, costs are included for the provision to cover the lease exposure for the closed locations.

In addition to the operating lease commitments disclosed above, Ahold has signed lease agreements for properties under development of which it has not yet taken possession. The total future minimum lease payments for these agreements amount to approximately €109 million (2014: €195 million and 2013: €184 million). These lease contracts are subject to conditions precedent to the rent commencement date.

Ahold as lessor

Ahold rents out its investment properties (mainly retail units in shopping centers containing an Ahold store) and also (partially) subleases various other properties that are leased by Ahold under operating leases. The aggregate amounts of the related future minimum lease and sublease payments receivable under non-cancelable lease contracts are as follows:

€ million	January 3, 2016	December 28, 2014	December 29, 2013
Within one year	213	197	180
Between one and five years	554	514	474
After five years	322	323	353
Total	1,089	1,034	1,007

The total contingent rental income recognized during the year on all leases where Ahold is the lessor was €2 million (2014: €2 million and 2013: €2 million).

34 Commitments and contingencies

Capital investment commitments

As of January 3, 2016, Ahold had outstanding capital investment commitments for property, plant and equipment and investment property, and for intangible assets of approximately €228 million and €9 million, respectively (December 28, 2014: €119 million and €8 million, respectively). Ahold’s share in the capital investment commitments of its unconsolidated joint venture JMR amounted to €5 million as of January 3, 2016 (December 28, 2014: €6 million).

34 Commitments and contingencies (continued)

Purchase commitments

Ahold enters into purchase commitments with vendors in the ordinary course of business. Ahold has purchase contracts with some vendors for varying terms that require Ahold to buy services and predetermined volumes of goods and goods not-for-resale at fixed prices. As of January 3, 2016, the Company’s purchase commitments were approximately €821 million (December 28, 2014: €859 million). Not included in the purchase commitments are those purchase contracts for which Ahold has received advance vendor allowances, such as up-front signing payments in consideration of its purchase commitments. These contracts generally may be terminated without satisfying the purchase commitments upon the repayment of the unearned portions of the advance vendor allowances. The unearned portion of these advance vendor allowances is recorded as a liability on the balance sheet.

34 Commitments and contingencies (continued)

Contingent liabilities

Guarantees

Guarantees to third parties issued by Ahold can be summarized as follows:

€ million	January 3, 2016	December 28, 2014
Lease guarantees	495	499
Lease guarantees backed by letters of credit	68	68
Corporate and buyback guarantees	36	34
Total	599	601

The amounts included in the table above are the maximum undiscounted amounts the Group could be forced to settle under the arrangement for the full guaranteed amount, if that amount is claimed by the counterparty to the guarantee. As part of the divestment of U.S. Foodservice in 2007, Ahold received an irrevocable standby letter of credit for $216 million (€163 million), which was reduced to $73 million (€68 million) as of January 3, 2016 (2014: $83 million (€68 million)).

Ahold is contingently liable for leases that have been assigned to third parties in connection with facility closings and asset disposals. Ahold could be required to assume the financial obligations under these leases if any of the assignees are unable to fulfill their lease obligations. The lease guarantees are based on the nominal value of future minimum lease payments of the assigned leases, which extend through 2040. The amounts of the lease guarantees exclude the cost of common area maintenance and real estate taxes; such amounts may vary in time, per region, and per property. Of the €495 million in the undiscounted lease guarantees, €223 million relates to the BI-LO / Bruno’s divestment and €169 million to the Tops divestment. On a discounted basis the lease guarantees amount to €437 million and €434 million as of January 3, 2016, and December 28, 2014, respectively.

On February 5, 2009, and March 23, 2009, Bruno’s Supermarkets, LLC and BI-LO, LLC, respectively, filed for protection under Chapter 11 of the U.S. Bankruptcy Code (the filings). As a result of the filings, Ahold has made an assessment of its potential obligations under the lease guarantees based upon the remaining initial term of each lease, an assessment of the possibility that Ahold would have to pay under a guarantee and any potential remedies that Ahold may have to limit future lease payments. Consequently, in 2009, Ahold recognized provisions of €109 million and related tax benefit offsets of €47 million within results on divestments.

On May 12, 2010, the reorganized BI-LO exited bankruptcy protection and BI-LO assumed 149 operating locations that are guaranteed by Ahold. During the BI-LO bankruptcy, BI-LO rejected a total of 16 leases which are guaranteed by Ahold and Ahold also took assignment of 12 other BI-LO leases with Ahold guarantees. Based on the foregoing developments, Ahold recognized a reduction of €23 million in its provision, after tax, within results on divestments in the first half of 2010. Since the end of the second quarter of 2010, Ahold has entered into settlements with a number of landlords relating to leases of former BI-LO or Bruno’s stores that are guaranteed by Ahold.

At the end of 2015, the remaining provision relating to BI-LO and Bruno’s was €19 million (2014: €24 million) with a related tax benefit offset of €8 million (2014: €10 million). This amount represents Ahold’s best estimate of the discounted aggregate amount of the remaining lease obligations and associated charges, net of known mitigation offsets, which could result in cash outflows for Ahold under the various lease guarantees. Ahold continues to monitor any developments and pursue its mitigation efforts with respect to these lease guarantee liabilities.

34 Commitments and contingencies (continued)

Ahold has provided corporate guarantees to certain suppliers of Ahold’s franchisees or non-consolidated entities. Ahold would be required to perform under the guarantee if the franchisee or non-consolidated entity failed to meet its financial obligations, as described in the guarantee. Buyback guarantees relate to Ahold’s commitment to repurchase stores or inventory from certain franchisees at predetermined prices. The buyback guarantees reflect the maximum committed repurchase value under the guarantees. The last of the corporate and buyback guarantees expire in 2023.

Representations and warranties as part of the sale of Ahold’s operations

Ahold has provided, in the relevant sales agreements, certain customary representations and warranties including, but not limited to, completeness of books and records, title to assets, schedule of material contracts and arrangements, litigation, permits, labor matters, and employee benefits and taxes. These representations and warranties will generally terminate, depending on their specific features, a number of years after the date of the relevant transaction completion date.

	Closing date	Contingent liability cap
		Local currency million	€	million
Disco[1]	November 1, 2004	€15		15
BI-LO / Bruno’s	January 31, 2005	$33		30
Tops Markets	December 3, 2007	$70		64
Tops’ Wilson Farms / Sugarcreek	December 3, 2007	$5		5

1 Ahold assesses the likelihood to be liable up to the amount of the contingent liability cap to be remote. The cap does not include Ahold’s indemnification obligation relating to the litigation described below.

The most significant sales of operations are described below. In addition, specific, limited representations and warranties exist for certain of Ahold’s smaller divestments in 2004, 2005, 2007, 2012, 2013 and 2014. The aggregate impact of a claim under such representations and warranties is not expected to be material.

Bradlees

In 1992, Stop & Shop spun off Bradlees Stores, Inc. (Bradlees) as a public company (the Bradlees Spin-off). In connection with the Bradlees Spin-off, Stop & Shop assigned to Bradlees certain commercial real property leases. Pursuant to a 1995 reorganization of Bradlees and a subsequent wind-down and liquidation of Bradlees following a bankruptcy protection filing in 2000 (collectively, the Bradlees Bankruptcies), a number of such real property leases were assumed and assigned to third parties. Pursuant to applicable law, Stop & Shop may be contingently liable to landlords under certain of the leases assigned in connection with the Bradlees Spin-off and subsequently assumed and assigned to third parties in connection with the Bradlees Bankruptcies.

Disco

Ahold is required to indemnify the buyers of Disco S.A. (Disco) and Disco for certain claims made by alleged creditors of certain Uruguayan and other banks. For additional information, see the Uruguayan litigation described in the Legal proceedings section of this Note. Ahold’s indemnification obligation relating to this litigation is not capped at a certain amount nor restricted to a certain time period.

34 Commitments and contingencies (continued)

BI-LO / Bruno’s

In connection with the sale of BI-LO and Bruno’s, Ahold may be contingently liable to landlords under guarantees of some 200 BI-LO or Bruno’s operating or finance leases that existed at the time of the sale in the event of a future default by the tenant under such leases. As a result of the bankruptcy filings by BI-LO and Bruno’s during 2009, a provision was recognized in 2009. BI-LO exited bankruptcy in May 2010 and the Company has re-evaluated its estimate of liability. For more information, refer to the Guarantees section of this Note.

Tops Markets, LLC

In connection with the sale of Tops in 2007, Ahold has certain post-closing indemnification obligations under the sale agreement that the Company believes are customary for transactions of this nature. Ahold retained certain liabilities in the sale, including contingent liability for 45 leases that carry Ahold guarantees. Additionally, Ahold retained liabilities related to stores previously sold, including guarantees on five Tops stores in eastern New York state, as well as liabilities related to the Tops convenience stores and the stores in northeast Ohio as outlined under Tops convenience stores.

Tops convenience stores

Pursuant to applicable law, Tops may be contingently liable to landlords under 186 leases assigned in connection with the sale of the Tops’ Wilson Farms and Sugarcreek convenience stores in the event of a future default by the tenant under such leases. Ahold may be contingently liable to landlords under the guarantees of 77 of these leases in the same event.

Tops northeast Ohio stores

Tops closed all of its locations in northeast Ohio prior to year-end 2006. As of January 1, 2016, 33 of the total 55 closed locations in northeast Ohio have been sold or are now subleased or partially subleased. An additional 19 leases have been terminated. Three stores continue to be marketed. In connection with the store sales, Tops and Ahold have certain post-closing indemnification obligations under the sale agreements, which Ahold believes are customary for transactions of this nature. Pursuant to applicable law, Ahold may be contingently liable to landlords under guarantees of 14 of such leases in the event of a future default by the tenant under such leases. If Ahold is able to assign the leases for the remaining northeast Ohio stores, then pursuant to applicable law, Ahold also may be contingently liable to landlords under guarantees of certain of such remaining leases in the event of a future default by the tenant under such leases.

Income tax

Because Ahold operates in a number of countries, its income is subject to taxation in differing jurisdictions and at differing tax rates. Significant judgment is required in determining the consolidated income tax position. We seek to organize our affairs in a sustainable manner, taking into account the applicable regulations of the jurisdictions in which we operate. As a result of Ahold’s multi-jurisdictional operations, it is exposed to a number of different tax risks including, but not limited to, changes in tax laws or interpretations of such tax laws. The authorities in the jurisdictions where Ahold operates may review the Company’s tax returns and may disagree with the positions taken in those returns. While the ultimate outcome of such reviews is not certain, Ahold has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for exposures on these matters. Based on its evaluation of the potential tax liabilities and the merits of Ahold’s filing positions, it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in its consolidated financial statements will be material to its financial condition or future results of operations.

34 Commitments and contingencies (continued)

Legal proceedings

Ahold and certain of its former or current subsidiaries are involved in a number of legal proceedings, which include litigation as a result of divestments, tax, employment, and other litigation and inquiries. The legal proceedings discussed below, whether pending, threatened or unasserted, if decided adversely or settled, may result in liability material to Ahold’s financial condition, results of operations or cash flows. Ahold may enter into discussions regarding settlement of these and other proceedings, and may enter into settlement agreements, if it believes settlement is in the best interests of Ahold’s shareholders. In accordance with IAS 37 “Provisions, Contingent Liabilities, and Contingent Assets,” Ahold has recognized provisions with respect to these proceedings, where appropriate, which are reflected on its balance sheet.

Albert Heijn Franchising

The Vereniging Albert Heijn Franchisenemers (an association of Albert Heijn franchisees or VAHFR) has asserted claims against an Ahold subsidiary, Albert Heijn Franchising BV (AHF), for the years 2008 through 2012, the alleged value of which in aggregate exceeds €200 million. AHF and the VAHFR have for a number of years had ongoing discussions about the resolution of certain cost items under individual franchise agreements. On December 24, 2014, AHF and other legal entities within the Ahold Group of companies received a writ in which VAHFR and 239 individual claimants would initiate proceedings as of April 15, 2015, before the District Court of Haarlem with respect to these discussions. While repeating the previous quantification of the total value of their claims for the period 2008-2012, and that unspecified amounts for the years 2013 and 2014 should be added, VAHFR and the individual claimants did not specify or seek payment for any specific amount by the defendants in the litigation. In May 2015, the Ahold subsidiaries filed their statement of defense. In October 2015, the claimants filed a statement of reply, and in January 2016 Ahold subsidiaries filed a statement of rejoinder.

AHF believes that the position of the VAHFR and individual claimants as expressed in the writ of summons lacks substance and is without merit. AHF and its affiliates will vigorously defend their interests in the legal proceedings. The claims period covers the years 2008 and 2009, even though these years have already been settled. While it cannot be ruled out that individual franchisees have claims for the years 2010-2015, such claims have not been specifically and individually asserted let alone confirmed as valid based on an analysis on merit and amounts involved. Notwithstanding the foregoing, the years from 2010 onwards are still to be settled. Ahold has an existing provision of €25.1 million with regard to the settlement of costs with individual franchisees for the entire period up to and including 2015.

VEB (Vereniging voor Effectenbezitters) (Dutch association of retail shareholders)

In a series of letters to Ahold, the first of which was dated May 20, 2015, the VEB (Vereniging voor Effectenbezitters), a Dutch association of retail shareholders, has accused Ahold of being one day late in disclosing its discussions with Delhaize regarding a potential business combination and has reserved the right to sue Ahold for damages. In its replies, the latest of which dated July 31, 2015, Ahold has stated that it has acted in accordance with all applicable disclosure obligations, and will defend itself against any allegations to the contrary.

Uruguayan litigation

Ahold, together with Disco and Disco Ahold International Holdings N.V. (DAIH), is a party to legal proceedings in one lawsuit in Uruguay related to Ahold’s 2002 acquisition of Velox Retail Holdings’ shares in the capital of DAIH. The two other related lawsuits in Uruguay have been finally decided in favor of Ahold in 2013. The damages alleged by the plaintiffs, alleged creditors of certain Uruguayan and other banks, amount to approximately $62 million (€57 million) plus interest and costs. As part of the sale of Disco to Cencosud in 2004, Ahold indemnified Cencosud and Disco against the outcome of these legal proceedings. The proceedings in the one remaining lawsuit are ongoing. Ahold continues to believe that the plaintiffs’ claims are without merit and will continue to vigorously oppose such claims.

Other legal proceedings

In addition to the legal proceedings described previously in this Note, Ahold and its former or current subsidiaries are parties to a number of other legal proceedings arising out of their business operations. Ahold believes that the ultimate resolution of these other proceedings will not, in the aggregate, have a material adverse effect on Ahold’s financial position, results of operations or cash flows. Such other legal proceedings, however, are subject to inherent uncertainties and the outcome of individual matters is unpredictable. It is possible that Ahold could be required to make expenditures, in excess of established provisions, in amounts that cannot reasonably be estimated.

35 Merger with Delhaize

On June 24, 2015, Ahold and Delhaize announced their intention to combine their businesses through a merger of equals. Pursuant to the merger proposal, Delhaize shareholders are to receive 4.75 Ahold ordinary shares for each issued and outstanding Delhaize ordinary share. The transaction is expected to be completed in mid-2016, following regulatory clearances, associate consultation procedures and shareholder approval.

In connection with the proposed merger with Delhaize, it is proposed to return in aggregate approximately €1.0 billion to the holders of ordinary shares by executing a capital repayment and reverse stock split prior to completion of the proposed merger. The capital repayment and reverse stock split are subject to (i) approval by the Extraordinary General Meeting of Shareholders of Ahold on March 14, 2016, and the holder of the Ahold cumulative preferred financing shares, (ii) the customary filings with the Trade Register and the two-month creditor objection period as described in Section 2:100 of the Dutch Civil Code in connection with this capital repayment, and (iii) after the end of the two-month creditor objection period, the proposed merger with Delhaize being likely to be effected.

Based on the estimated number of shares in the capital of Ahold and the capital of Delhaize that will be outstanding immediately prior to the consummation of the merger, Ahold estimates that, upon the consummation of the merger and the capital return of approximately €1.0 billion to Ahold shareholders through a capital return and a reverse stock split, current Ahold shareholders and holders of Ahold’s American Depository Shares will, directly or indirectly, hold approximately 61% and former Delhaize shareholders and holders of Delhaize’s American Depository Shares will, directly or indirectly, hold approximately 39% of the outstanding ordinary shares in the capital of the combined company.

On February 1, 2016, Ahold announced that it has called an Extraordinary General Meeting of Shareholders (EGM) for March 14, 2016, at which its shareholders will consider and vote on, among other proposals, the proposal to approve the capital repayment and reverse stock split and the intended merger.

36 Subsequent events

There have been no significant subsequent events.

37 List of subsidiaries, joint ventures and associates

The following are Ahold’s significant subsidiaries, joint ventures and associates as of January 3, 2016:

Consolidated subsidiaries

Unless otherwise indicated, these are, directly or indirectly, wholly or virtually wholly-owned subsidiaries. Subsidiaries not important to providing an insight into the Ahold group as required under Dutch law are omitted from this list. With respect to the separate financial statements of the Dutch legal entities included in the consolidation, the Company availed itself of the exemption laid down in section 403, subsection 1 of Book 2 of the Dutch Civil Code. Pursuant to said section 403, Ahold has assumed joint and several liabilities for the debts arising out of the legal acts of a number of subsidiaries in the Netherlands, which form part of the consolidation. The names of the subsidiaries for which Ahold has issued 403 declarations are open for inspection at the trade register as managed by the Netherlands Chamber of Commerce.

Retail trade Europe

Albert Heijn B.V., Zaandam, the Netherlands

Albert Heijn Franchising B.V., Zaandam, the Netherlands

Gall & Gall B.V., Zaandam, the Netherlands

Etos B.V., Zaandam, the Netherlands

bol.com B.V., Utrecht, the Netherlands

AHOLD Czech Republic a.s., Prague, Czech Republic

Albert Heijn België N.V., Schoten, Belgium

Ahold Germany GmbH, Mettmann, Germany

Retail trade United States

The Stop & Shop Supermarket Company LLC, Boston, Massachusetts

Giant Food Stores LLC, Carlisle, Pennsylvania

Giant of Maryland LLC, Landover, Maryland

Peapod LLC, Skokie, Illinois

37 List of subsidiaries, joint ventures and associates (continued)

Other

Ahold Coffee Company B.V., Zaandam, the Netherlands

Ahold Europe Real Estate & Construction B.V., Zaandam, the Netherlands

Ahold Finance Company N.V., Zug, Switzerland

Ahold Financial Services LLC, Carlisle, Pennsylvania, United States

Ahold Finance U.S.A. LLC, Zaandam, the Netherlands

Ahold Insurance N.V., Willemstad, Curaçao

Ahold International Sàrl, Zug, Switzerland

Ahold Information Services Inc., Greenville, South Carolina, United States

Ahold Lease U.S.A. Inc., Boston, Massachusetts, United States

Ahold Licensing Sàrl, Geneva, Switzerland

Ahold Nederland B.V., Zaandam, the Netherlands

Ahold U.S.A. Inc., Boston, Massachusetts, United States

American Sales Company LLC, Lancaster, New York, United States

CUW B.V., Willemstad, Curaçao

MAC Risk Management Inc., Boston, Massachusetts, United States

The MollyAnna Company, Montpelier, Vermont, United States

Joint ventures and associates (unconsolidated)

JMR – Gestão de Empresas de Retalho, SGPS, S.A., Lisbon, Portugal (49% owned by Ahold’s subsidiary Ahold International Sàrl)

Jerónimo Martins Retail Services S.A., Klosters, Switzerland (49% owned by Ahold’s subsidiary Ahold International Sàrl)

SIGNATURES

The registrant hereby certifies that it meets all requirements for filing on Form 20-F and that the registrant has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 2, 2016

KONINKLIJKE AHOLD N.V.

/s/ Dick Boer
Name: Dick Boer
Title: Chief Executive Officer

/s/ Jeff Carr
Name: Jeff Carr
Title: Chief Financial Officer

EXHIBIT INDEX

12.01 CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act

12.02 CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act

13.01 CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act

13.02 CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act