Form 20-F
period 2017-01-01
Royal Ahold Delhaize
filed 2017-03-24
CIK 869425

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended January 1, 2017

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-12510

Koninklijke Ahold Delhaize N.V.

(Exact name of Registrant as specified in its charter)

Royal Ahold Delhaize

(Translation of Registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Provincialeweg 11

1506 MA Zaandam

The Netherlands

Tel: +31-88-659-5100

(Address of principal executive offices)

Jeff Carr

Provincialeweg 11

1506 MA Zaandam

The Netherlands

Tel: +31-88-659-5100

E-mail: jeff.carr@aholddelhaize.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares, nominal value €0.01 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,272,276,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☐   No ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

(*) Yes ☐   No ☐

(*) This requirement does not apply to the registrant in respect of this filing

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

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐   International Financial Reporting Standards as issued by    Other ☐

the International Accounting Standards Board ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No    ☑

CONTENTS

GENERAL INFORMATION

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

1

GENERAL INFORMATION

References to “Ahold Delhaize” in this Annual Report on Form 20-F for the financial year ended January 1, 2017, (this “Form 20-F Report”) are to Koninklijke Ahold Delhaize N.V. and its consolidated entities, unless the context otherwise requires. References to “the Company,” “our Company,” “Group,” “we,” “us” and “our” in this Form 20-F Report are to Ahold Delhaize for the period beginning on July 24, 2016, or to Koninklijke Ahold N.V. and its consolidated entities (“Ahold”) for the period before July 24, 2016, unless the context otherwise requires.

As of July 24, 2016, Koninklijke Ahold Delhaize N.V. is the new name of Koninklijke Ahold N.V. following the completion of the merger between Ahold and Delhaize Group NV/SA (together with its consolidated entities, “Delhaize” or “Delhaize Group”). Ahold Delhaize is an international retailing group based in the Netherlands and primarily active in the United States and Europe. Ahold Delhaize is a public limited liability company (naamloze vennootschap) incorporated under Dutch law with its statutory seat and its principal place of business in Zaandam, the Netherlands. As of January 1, 2017, Ahold Delhaize employed approximately 370,000 employees and had over 6,556 stores in nine countries. In financial year 2016, Ahold Delhaize achieved consolidated net sales of €49,695 million. Ahold Delhaize’s business is divided into five reportable segments: the United States - separated into Ahold USA and Delhaize America, The Netherlands, Belgium and Central and Southeastern Europe. In addition, Other Retail, consisting of two unconsolidated joint-ventures, and the Group’s Global Support Office, are presented separately. Ahold Delhaize is the group parent company and operates through a number of direct and indirect subsidiaries.

The common shares of Ahold Delhaize are currently listed on the regulated markets of Euronext Amsterdam and Euronext Brussels, both under the symbol “AD.” Ahold Delhaize’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts (the “ADRs”) and each representing one Ahold Delhaize common share as of the date of this Form 20-F Report, are not listed on any securities exchange. Ahold Delhaize’s ADSs currently trade in the over-the-counter market and are quoted on the OTCQX International marketplace (the “OTCQX”) under the symbol “ADNRY.”

Ahold Delhaize’s financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31. Ahold Delhaize’s 2016 financial year ended on January 1, 2017, and consisted of 52 weeks. The financial year of 2015 ended on January 3, 2016, and consisted of 53 weeks, while the financial year of 2014 included 52 weeks and ended on December 28, 2014.

Our consolidated financial statements appear in Item 18 “Financial Statements” of this Form 20-F Report. Our consolidated financial statements presented herein were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Our Management Board proposed, with the approval of the Supervisory Board, a gross dividend of €0.57 per share to be paid to owners of common shares in respect of 2016. This dividend is still subject to approval by the General Meeting of Shareholders to be held on April 12, 2017, and, therefore, has not been included as a liability in our consolidated financial statements prepared under IFRS as of January 1, 2017. The estimated dividend liability, based on the number of shares outstanding at February 28, 2017, is €720 million. The payment of this dividend will not have income tax consequences for the Company.

Our address, telephone number and Internet address are provided below:

Koninklijke Ahold Delhaize N.V.

Provincialeweg 11

3

1506 MA Zaandam

The Netherlands

Telephone number: +31-88-659-5100

www.aholddelhaize.com

The information included on www.aholddelhaize.com and other websites that appear in this Form 20-F Report is not incorporated by reference herein. From time to time, we may use our website as a channel of distribution of material company information. Financial and other material information regarding our Company is routinely posted on and accessible at www.aholddelhaize.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements included in, or incorporated by reference into, this Form 20-F Report, other than statements of historical fact, that address activities, events or developments that we expect or anticipate will or may occur in the future, including, without limitation, statements regarding the expansion and growth of our business, anticipated store openings and renovations, future capital expenditures, projected revenue growth or synergies resulting from acquisitions, cost savings from internal reorganizations, and business strategy, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995 about us that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “believe,” “will,” “prospects,” “outcome,” “project,” “estimate,” “strategy,” “may,” “could,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “should” or other similar words or phrases. Although we believe that these statements are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included under “Risk Factors” of Item 3 “Key Information” within this Form 20-F Report. Other important factors that could cause actual results to differ materially from our expectations are described under “Factors Affecting Financial Condition and Results of Operation” of Item 5 “Operating and Financial Review and Prospects” and elsewhere below. Forward-looking statements reflect the current views of the Company’s management and assumptions based on information currently available to the Company’s management. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected financial data is derived from our audited consolidated financial statements, included in Item 18 “Financial Statements” of this Form 20-F Report, which have been prepared using accounting policies in accordance with IFRS, as issued by the IASB.

The selected financial data presented below should be read in conjunction with our consolidated financial statements, related notes thereto and other financial information included in this Form 20-F Report.

Our presentation currency is the euro. For information about the euro/U.S. dollar (“USD” or “$”) exchange rates, see “Exchange rates” below in this section.

Ahold Delhaize’s financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31. Ahold Delhaize’s 2016 financial year ended on January 1, 2017, and consisted of 52 weeks. The financial year of 2015 ended on January 3, 2016, and consisted of 53 weeks, while the financial years of 2014, 2013 and 2012 included 52 weeks and ended on December 28, 2014, December 29, 2013, and December 30, 2012, respectively.

Delhaize has been included in our consolidated financial statements since July 24, 2016.

	As of and for the financial years ended
	January 1, 2017 (1)	January 3, 2016	December 28, 2014	December 29, 2013	December 30, 2012 (5)
	€ million, except per share data, other data, share data and percentages

Consolidated Income Statement Data:
Net sales	49,695	38,203	32,774	32,615	32,682
Operating income	1,584	1,318	1,250	1,239	1,336
Income from continuing operations	830	849	791	805	869
Income (loss) from discontinued operations	—	2	(197)(2)	1,732(3)	46
Net income	830	851	594	2,537	915

Consolidated Statement of Financial Position Data:
Current assets	9,977	5,260	4,448	6,268	4,416
Total assets	36,275	15,880	14,138	15,142	14,572
Share capital	13	8	9	318	318
Equity attributable to holders of common shares(4)	16,276	5,622	4,844	6,520	5,146
Long-term loans and other non-current financial liabilities	5,838	3,709	3,449	3,189	3,361

Consolidated Statement of Cash Flow Data:
Net cash from operating activities	2,893	2,133	1,876	2,035	2,110
Operating cash flows from continuing operations	2,898	2,139	1,893	2,051	2,112
Net cash (used in) from investing activities	1,470	(1,124)	109	279	(1,282)
Net cash used in financing activities	(2,249)	(936)	(2,990)	(1,633)	(1,339)

Per Share Data:
Net income per share (basic)	0.81	1.04	0.68	2.48	0.88
Net income per share (diluted)	0.81	1.02	0.67	2.39	0.85
Income from continuing operations per share (basic)	0.81	1.04	0.90	0.79	0.84
Income from continuing operations per share (diluted)	0.81	1.02	0.88	0.77	0.81
Dividend per common share(6)	0.57	0.52	0.48	0.47	0.44
Dividend per common share in USD(7)	0.60	0.60	0.54	0.65	0.57

Other Financial Data:
Underlying operating income(8)	1,899	1,461	1,267	1,379	1,412

	As of and for the financial years ended
	January 1, 2017 (1)	January 3, 2016		December 28, 2014	December 29, 2013	December 30, 2012 (5)
	€ million, except per share data, other data, share data and percentages
Operating income margin	3.2%	3.4%		3.8%	3.8%	4.1%
Underlying operating income margin(8)	3.8%	3.8%		3.9%	4.2%	4.3%

Other Data:
Number of stores(9)	6,556	3,253		3,206	3,131	3,074
Number of employees (in thousands headcount)(9)	370	236		227	222	225

Share Data at Period-end:
Common shares outstanding (in millions)	1,272	818		823	982	1,039
Share price at Euronext (€)	20.03	19.4	8	14.66	13.22	10.16

(1)	Includes the results of the Delhaize activities since merger date, which was effective on July 24, 2016.
(2)	The 2014 loss from discontinued operations included a net of tax settlement amount and associated legal fees for the Waterbury litigation of €194 million. This litigation was related to Ahold’s U.S. Foodservice operations, which were divested in 2007. See Note 5 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report.
(3)	Income from discontinued operations in 2013 included a gain of €1,751 million in connection with the sale of Ahold’s 60% stakeholding in ICA.
(4)	In 2016, €1,001 million was returned to shareholders through a capital repayment (2015: nil, 2014: €1,008 million, 2013: nil and 2012: nil) and nil as a result of a share buyback (2015: €161 million, 2014: €1,232 million, 2013: €768 million and 2012: €277 million). See Note 20 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report.
(5)	The financial data for the financial year ended December 30, 2012, has been restated for discontinued operations that occurred in subsequent years.
(6)	For the purposes of this table (and not the financial statements), dividends per common share are included in the financial year to which the dividends relate, although dividends are normally approved and paid in the financial year following the financial year to which they relate. For example, the €0.52 dividend per common share for the financial year 2015 is the dividend for the financial year ended January 3, 2016, which was approved by the Ahold General Meeting of Shareholders held on April 19, 2016, and paid on May 4, 2016. Our Management Board proposed, with the approval of the Supervisory Board, a gross dividend of €0.57 per share to be paid to owners of common shares in respect of 2016. This dividend is still subject to approval by the General Meeting of Shareholders to be held on April 12, 2017.
(7)	For convenience, the euro per share dividend amounts have been translated into U.S. dollars using the exchange rate on the date of the payment of the dividend, except for the proposed dividend for the financial year ended January 1, 2017, which was translated into U.S. dollars using the exchange rate as of January 1, 2017, since the dividend is not yet approved and paid.

(8)	Ahold Delhaize defines “underlying operating income” as the operating income adjusted for items management believes can cause a distortion in understanding the trend of the development of its underlying operating performance. Underlying operating income is calculated as operating income adjusted for impairments of non-current assets, gains and losses on the sale of assets, restructuring and related charges, and other unusual items. Ahold Delhaize has included underlying operating income as it is a key performance metric used by Ahold Delhaize’s management across its businesses. Ahold Delhaize believes this is a useful measure for investors in understanding the performance of its underlying operations. Underlying operating income is not a measure calculated in accordance with IFRS, may not be comparable to similar measures presented by other companies and accordingly should not be considered as an alternative to operating income. Underlying operating income margin is calculated as underlying operating income as a percentage of net sales. The following table provides a reconciliation from operating income to underlying operating income:

	For the financial years ended
	January 1, 2017	January 3, 2016	December 28, 2014	December 29, 2013	December 30, 2012
	€ million, except percentages
Operating income	1,584	1,318	1,250	1,239	1,336
Adjustments:(*)
Impairments	104	39	31	83	37
Gains and losses on the sale of assets	(22)	(18)	(20)	(28)	(21)
Restructuring and related charges and other items	233	122	6	85	60
Underlying operating income	1,899	1,461	1,267	1,379	1,412

Underlying operating income margin	3.8%	3.8%	3.9%	4.2%	4.3%
(*) For more details regarding these adjustments, see Item 5 “Operating and Financial Review and Prospects” of this Form 20-F.

(9)	The number of stores and employees includes discontinued operations (Slovakia), specialty (Etos and Gall & Gall) and franchise stores but excludes the stores operated by Ahold Delhaize’s joint ventures. The number of franchise stores at the end of each reporting period is as follows: 1,627 stores (January 1, 2017); 887 stores (January 3, 2016); 869 stores (December 28, 2014); 850 stores (December 29, 2013); and 809 stores (December 30, 2012).

Exchange rates

The Group reports its financial results and balance sheet position in euros.

The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro expressed in U.S. dollars per euro. Information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currency and certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the noon buying rate.

On February 28, 2017, (the latest practicable date for inclusion in this report), the noon buying rate was $1.0618 per euro.

The following table shows the average exchange rate of U.S. dollars per euro for the last five financial years:

	For the financial years ended
	January 1, 2017	January 3, 2016	December 28, 2014	December 29, 2013	December 30, 2012
Average(1)	1.1029	1.1032	1.3217	1.3302	1.2912

(1)	The average of the noon buying rates of the euro on the last business day of each month during the year.

The following table shows the high and low noon buying rates expressed in U.S. dollars per euro for the previous six months:

	February 2017	January 2017	December 2016	November 2016	October 2016	September 2016
High	1.0802	1.0794	1.0758	1.1121	1.1212	1.1271
Low	1.0551	1.0416	1.0375	1.056	1.0866	1.1158

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

The following discussion of risks should be read carefully in connection with evaluating our and our respective subsidiaries’ businesses, our prospects and the forward-looking statements contained in this Form 20-F Report. Any of the following risks could have a material adverse effect on our financial condition, results of operations, liquidity, the trading price of our securities and the actual outcome of matters as to which forward-looking statements contained in this Form 20-F Report are made. The risks and uncertainties described below are not the only ones that we may face but are all the risk factors that are known to Ahold Delhaize and that could be deemed material. The risk factors discussed below are, however, based on certain assumptions made by us, which later may prove to be incorrect or incomplete. In addition to the following factors, please see the information under the heading entitled “Key Factors Affecting Results of Operations” under Item 5 “Operating and Financial Review and Prospects.” For additional information regarding forward-looking statements, see “Cautionary Note Concerning Forward-Looking Statements” included in this Form 20-F Report.

Risks Relating to Our Business

Antitrust conditions imposed or to be imposed by the Belgian Competition Authority could have an adverse effect on Ahold Delhaize or could partly prevent the consummation of the merger as originally intended.

The Belgian Competition Authority approved the merger of Ahold and Delhaize Group on March 15, 2016, conditional upon our commitments to divest eight Albert Heijn stores, five Delhaize franchisee stores and a limited number of planned stores in Belgium to address competition concerns raised by the regulator.

The fulfillment of these commitments was not a condition precedent to the completion of the merger. In view hereof, the merger has lawfully taken place effective as of July 24, 2016.

We are conducting the divestment process in full compliance with these commitments. There can be no assurance, however, that the Belgian Competition Authority will not impose unanticipated conditions, terms, obligations or restrictions and that, to the extent that any such conditions, terms, obligations or restrictions are imposed, they will not have an adverse effect on Ahold Delhaize, impose additional material costs on, or materially limit, our revenues. Also, such unanticipated conditions, terms, obligations or restrictions could partly prevent the consummation of the merger as originally intended.

We will continue to incur integration, assimilation and restructuring costs following the merger.

We will continue to incur integration and restructuring costs following the merger, as we continue to integrate, assimilate and restructure the former Ahold and Delhaize businesses during the transition period following the merger. We cannot give any assurance that the realization of efficiencies related to the integration of the former Ahold and Delhaize businesses will offset the incremental integration and restructuring costs in the near term, if at all. An inability to realize these efficiencies could have an adverse effect on our businesses, subsequent integration, assimilation and restructuring and related transactions, cash flows, financial condition or operating results.

Uncertainties associated with the integration of Ahold and Delhaize may cause a loss of management personnel or other key employees, which could adversely affect our future business and operations.

We depend on the experience and industry knowledge of our officers and other key employees to execute our business plans. Our success depends, in part, upon our ability to attract and retain key management personnel and other key employees. Current and prospective employees may experience uncertainty about their roles within our and our respective subsidiaries’ businesses post-merger, which may have an adverse effect on the ability to attract or retain key management and other key personnel. Accordingly, no assurance can be given that our and our respective subsidiaries’ businesses will be able to attract or retain key management personnel or other key employees.

We may be unable to successfully integrate, assimilate and restructure the businesses of Ahold and Delhaize and the respective subsidiaries, and realize the anticipated benefits of the merger.

The merger involved the combination of two companies that operated as independent public companies. This requires devoting significant management attention and resources to integrating, assimilating and restructuring the businesses of the merged entities during the post-merger transition period. Potential difficulties we may encounter as part of this process include, but are not limited to, the following:

•	Inability to successfully coordinate the businesses, or particular business segments, of Ahold and Delhaize in a manner that permits our Company to enjoy the advantages of a complementary base of strong local brands and a strong financial profile for investing in future growth, to be able to provide a superior customer offering, to achieve the full cost synergies and other benefits anticipated to result from the merger, and to further expand our global market reach and customer base
•	Inability to achieve or maintain leading industry standards in quality and food retail offerings of the respective subsidiaries

•	Complexities associated with managing the respective businesses, including challenges of integrating or coordinating complex systems, technology, networks and other assets in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies
•	Continuing to provide consistent, high quality customer service during the period of integration and restructuring
•	Potential unknown liabilities and unforeseen expenses or delays associated with the merger, including but not limited to costs of integration and restructuring the former Ahold and Delhaize businesses that may exceed the costs that we anticipated prior to the execution of the merger agreement

Any of the foregoing could adversely affect the ability to maintain relationships with customers, suppliers, employees and other constituencies, or the ability to achieve the anticipated benefits of the merger, or could reduce our earnings or otherwise adversely affect our businesses and financial results.

Our business relationships or those of our respective subsidiaries may be subject to disruptions due to uncertainty associated with the merger, which could have an adverse effect on our operating results, cash flows and financial position.

Parties with which we or our respective subsidiaries do business may experience uncertainty associated with the merger and related transactions, including with respect to our current or future business relationships or those of our respective subsidiaries. Our relationships or those of our respective subsidiaries may be subject to disruption as customers, suppliers and other persons with whom we or our respective subsidiaries have business relationships may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with us or our respective subsidiaries, as applicable, or consider entering into business relationships with parties other than Ahold Delhaize or our respective subsidiaries.

Our results are subject to risks relating to competition and pressure on profit margins in the food retail industry.

The food retail industry is competitive and generally characterized by pressure on profit margins. Our competitors include international, national, regional and local supermarket chains, supercenters, independent grocery stores, specialty food stores, warehouse club stores, retail drug chains, convenience stores, membership clubs, general merchandisers, discount and online retailers and restaurants. It is possible that we could face increased competition in the future from some or all of these competitors. In addition, consolidation in the food retail industry due to increasing competition from larger companies is also likely to continue. Food retail businesses generally compete on the basis of location, quality of products, service, price, product variety, store condition and eCommerce offerings. The ability to maintain our current position depends upon the ability of our respective subsidiaries to compete in the food retail industry through various means such as price promotions, continued reduction of operating expenses where the cost savings are reinvested in our Company, enhancing customer offerings and store expansions. To the extent that prices are reduced to maintain or grow market share, net income and cash generated from the respective subsidiaries’ operations could be adversely affected. Some of our competitors may have financial, distribution, purchasing and marketing resources that are greater than ours, and there is no assurance that we will be able to successfully compete in the markets where our respective subsidiaries operate. Profitability could be impacted as a result of the pricing, purchasing, financing, advertising or promotional decisions made by our competitors. Such an impact on profitability could have an adverse effect on our business and the businesses of our respective subsidiaries, cash flows, financial condition or operating results, which may affect the value of our common shares and American Depositary Receipts.

We have significant financial debt outstanding that could negatively impact our business.

We have significant debt outstanding. As of January 1, 2017, Ahold Delhaize’s consolidated net debt was approximately €3,244 million, which represents approximately 9% of our total assets. Net debt is the difference between (i) the sum of loans, finance lease liabilities, cumulative preferred financing shares and short-term debt (i.e., gross debt) and (ii) cash, cash equivalents, current portion of available-for-sale financial assets, and short-term deposits and similar instruments.

Our level of debt could:

•	Make it difficult for us to satisfy our obligations, including interest payments
•	Limit our ability to obtain additional financing for us and our respective subsidiaries to operate our businesses
•	Limit our financial flexibility in planning for and reacting to industry changes
•	Place our Company at a competitive disadvantage as compared to less leveraged companies
•	Increase our vulnerability to general adverse economic and industry conditions
•	Require our Company to dedicate a substantial portion of our cash flow to payments to our debt, reducing the availability of cash flow for other purposes

We may borrow additional funds to support our capital expenditures, working capital needs to finance future acquisitions and for other purposes. The incurrence of additional debt could make it more likely that we will experience some or all of the risks described above. For additional information on liquidity and leverage risk, see Item 5 “Operating and Financial Review and Prospects –B. Liquidity and Capital Resources.”

Future changes in accounting standards may result in increased levels of assets and debt being recognized on our Company’s balance sheet.

Our Company’s financial statements are prepared in accordance with IFRS as issued by the IASB. From time to time, the IASB issues new accounting standards or amendments to existing standards. The IASB issued a new standard on lease accounting in 2016, with an effective date for annual periods beginning on or after January 1, 2019. A consequence of this standard is to recognize substantially all leases on the balance sheet and thereby bring an end to off-balance sheet lease accounting. This will have a significant impact on many companies including those in the retail industry, due primarily to long-dated property leases. We or our respective subsidiaries have a large number of operating lease liabilities currently not included on the balance sheet but disclosed as commitments. When this new lease accounting standard becomes effective, it is expected that substantially all operating leases will be recognized in our financial statements, which would result in a significant increase in leased assets, liabilities and changes to the allocation of expenses within the income statement and which could have an adverse impact on various debt ratios and other key performance indicators of our Company.

If we do not generate positive cash flows, we may be unable to service our debt.

The mid- to long-term ability to pay principal, premium, if any, and interest on our debt will depend on the future operating performance of our and our respective subsidiaries businesses. Future operating performance will be subject to market conditions and business factors that will often be beyond our or their control. Consequently, we are not able to guarantee that there will be sufficient cash flows to pay the principal, premium, if any, and interest on our debt. If cash flows and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to take alternative measures, such as reducing or delaying capital expenditures, selling assets, seeking additional capital or restructuring or refinancing our debt. We are not able to guarantee that the terms of our debt will allow us to take these alternative measures or that these alternative measures, individually or in the aggregate, will allow us to satisfy our scheduled debt service obligations. If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	Our debt holders could declare all outstanding principal and accrued interest to be due and payable
•	Our lenders could terminate their commitments and commence foreclosure proceedings against our assets
•	We or one or more of our respective subsidiaries could be forced into bankruptcy or liquidation

Certain of our debt agreements may contain covenants requiring us to maintain specified financial ratios and meet specific financial tests. Our failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in our Company being required to repay these borrowings before their due date. If we were unable to make this repayment, or otherwise refinance these borrowings, our lenders could foreclose on our assets. If we were unable to refinance these borrowings on favorable terms, our business could be adversely impacted.

General economic factors may adversely affect our financial performance.

General economic conditions in the areas where our respective subsidiaries operate may adversely affect our overall financial performance. Factors such as higher interest rates, higher fuel and other energy costs, weakness in the housing market, inflation, deflation, higher levels of unemployment, unavailability of consumer credit, higher consumer debt levels, higher tax rates and other changes in tax laws, overall economic slowdown and other economic factors could adversely affect consumer demand for the products our respective subsidiaries sell, require a change in the mix of products that are sold to one with a lower average profit margin and result in slower inventory turnover and greater markdowns on inventory. Higher interest rates, higher fuel and other energy costs, higher transportation costs, inflation, higher costs of labor, insurance and healthcare, foreign exchange rate fluctuations, higher tax rates and other changes in tax laws, changes in other laws and regulations and other economic factors could increase the cost of sales and selling, general and administrative expenses, and otherwise adversely affect operations and operating results. These factors could affect not only our respective subsidiaries operations, but also the operations of suppliers from whom they purchase goods, which could result in an increase in the cost to our Company of the goods sold to customers.

Our international operations subject us to numerous risks.

We are a global company incorporated in the Netherlands with key suppliers operating internationally. We may further expand our business and operations into new countries. The international nature of our business and operations subjects us to risks inherent in operating in or selling products imported from foreign countries, including government regulation; political and economic instability; currency restrictions; fluctuations and other restraints; import and export restrictions; complex and burdensome tax regimes; additional tax assessments in foreign jurisdictions; risks of expropriation; threats to employees; terrorist activities, including extortion; and risks of U.S. and foreign governmental regulation and action in relation to these operations.

Our respective subsidiaries’ operations are subject to economic conditions that impact consumer spending.

Operating results are sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending, in the areas where we operate, including Greece. Consumers may reduce spending or change their purchasing habits due to certain economic conditions such as decreasing employment levels, slowing business activity, increasing interest rates, increasing energy and fuel costs, increasing healthcare costs and increasing tax rates. In Greece, the occurrence of certain economic policy developments, such as the implementation of capital controls or the potential exit from the Eurozone, could have an adverse impact on consumer spending and cause us to impair assets related to our operations in Greece and record lower contributions from those assets in our operating results. A general reduction in the level of consumer spending or the inability to respond to shifting consumer preferences regarding products, store location and other factors in the markets where our respective subsidiaries operate could adversely affect growth and profitability.

Turbulence in the global credit markets and economy may adversely affect our financial condition and liquidity and of our respective subsidiaries.

Disruptions in the capital and credit markets could adversely affect our ability and of our respective subsidiaries to draw on our bank credit facilities or enter into new bank credit facilities. Access to funds under our bank credit facilities is dependent on the ability of the banks that are parties to the facility agreements to meet their funding commitments. Those banks may not be able to meet their funding commitments to our Company and our respective subsidiaries, if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from our Company and our respective subsidiaries and other borrowers within a short period of time. Also, disruptions in the capital and credit markets may impact our ability and of our respective subsidiaries to renew bank credit facilities or enter into new bank credit facilities as needed. In addition, our suppliers and third-party service providers could experience credit or other financial difficulties that could result in their inability to supply us with necessary goods and services in a timely fashion or at all.

The significance of the contributions of our U.S. businesses to our revenues and the geographic concentration of our respective subsidiaries’ U.S. operations on the East Coast of the United States make us vulnerable to economic downturns, natural disasters and other catastrophic events that impact that region.

A total of 62% of our revenues (excluding discontinued operations) during the financial year ended January 1, 2017, was generated through our respective subsidiaries U.S. operations. We depend in part on these U.S. operations for dividends and other payments to generate the funds necessary to meet financial obligations. Substantially all of the U.S. operations are located on the East Coast of the United States. Consequently, the operations depend significantly upon economic and other conditions in this area, in addition to those that may affect the United States or the world as a whole. Our operating results as a whole may suffer based on a general economic downturn, natural disaster, change in regulations or other adverse condition impacting the East Coast of the United States.

Increases in interest rates and/or a downgrade of our credit ratings could negatively affect financing costs and ability to access capital.

We are exposed to changes in interest rates with respect to our outstanding debt position and/or additional debt to the extent that we raise debt in the capital markets to meet maturing debt obligations, to fund our capital expenditures and working capital needs, and to finance future acquisitions. To manage interest rate risk, we have an interest rate management policy aimed at reducing volatility in its interest expense and maintaining a target percentage of its debt in fixed rate instruments. As of January 1, 2017, after taking into account the effect of interest rate swaps and cross-currency swaps, the entirety of our long-term debt was at fixed rates of interest.

It is anticipated that our Company’s daily working capital requirements will continue to be primarily financed with operational cash flow and through the use of various committed and uncommitted lines of credit. The interest rates on these short- and medium-term borrowing arrangements will generally be determined either as the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. Although we may employ risk management techniques to hedge against interest rate volatility, significant and sustained increases in market interest rates could materially increase our financing costs and negatively impact our reported results.

We will rely on access to bank and capital markets as sources of liquidity for cash requirements not satisfied by cash flows from operations. A downgrade in our credit ratings from the internationally-recognized credit rating agencies, particularly to a level below investment grade, could negatively affect our ability to access the bank and capital markets, especially in a time of uncertainty in either of those markets. A rating downgrade could also impact our ability to grow our businesses by substantially increasing the cost of, or limiting access to, capital.

A credit rating is not a recommendation to buy, sell or hold debt, as the credit rating does not comment as to market price or suitability for a particular investor. The credit ratings assigned to our debt address the likelihood of payment of principal and interest pursuant to the terms of the debt. A credit rating is subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating that may be assigned to our securities and should only be viewed as the opinion of the assigning credit rating agency.

A competitive labor market, changes in labor conditions or labor disruptions such as strikes, work stoppages and slowdowns may increase our respective subsidiaries’ costs or negatively affect their financial performance.

Our success depends in part on our and our respective subsidiaries’ ability to attract and retain qualified personnel in all the businesses, including executives to lead them. We compete with other businesses in our markets in attracting and retaining employees. Tight labor markets, increased overtime, collective bargaining agreements, increased healthcare costs, government-mandated increases in the minimum wage and a higher proportion of full-time employees could result in an increase in labor costs, which could materially impact our respective subsidiaries’ operating results. A shortage of qualified employees may also require increases in wage and benefit offerings to compete effectively in the hiring and retention of qualified employees or to retain more expensive temporary employees.

A number of our Company’s and our respective subsidiaries’ employees, both inside and outside of the United States, are members of unions. It is possible that relations with the unionized portion of some or all of those workforces could deteriorate or that the workforces could initiate a strike, work stoppage or slowdown in the future. Similar actions by the non-unionized workforces of our Company or the respective subsidiaries are also possible. In such an event, our respective subsidiaries’ businesses, cash flows, financial condition and operating results could be negatively affected, and we or they may not be able to adequately meet the needs of customers by utilizing the remaining unaffected workforce. Further, as existing collective bargaining agreements are expected to expire, we or our respective subsidiaries who are signatory to such agreements may not be able to negotiate extensions to, or replacements for, such agreements on acceptable terms, which could result in work stoppages or other costs, which could be disruptive to business, lead to adverse publicity and have a material adverse impact on cash flows, financial condition and operating results.

While we believe that relations with our employees and those of our respective subsidiaries will continue to be good, we will always face the risk that legislative bodies may approve laws that liberalize the procedures for union organization, and there can be no assurance that our non-unionized employees will not become unionized. If more of our workforce becomes unionized, it could affect our operating expenses. Increased labor costs could increase our costs, resulting in a decrease in our profits or an increase in our losses. There can be no assurance that we will be able to fully absorb any increased labor costs through our efforts to increase efficiencies in other areas of our operations.

Because of the number of properties that we own and lease, we have a potential risk of environmental liability associated with these properties.

We are subject to laws, regulations and ordinances that govern activities and operations that may have adverse environmental effects and impose liabilities for the costs of cleaning, and certain damages arising from sites of past spills, disposals or other releases of hazardous materials. Under applicable environmental laws, we could be responsible for the remediation of environmental conditions and could be subject to associated liabilities relating to our or our respective subsidiaries’ stores, warehouses and offices, as well as the land on which they are situated, regardless of whether we lease, sublease or own the stores, warehouses, offices or land in question and regardless of whether such environmental conditions were created by us or by a prior owner or tenant. The costs of investigation, remediation or removal of environmental conditions may be substantial, and these costs may increase if stricter laws are passed or applicable environmental laws are more strictly enforced. Certain environmental laws also impose liability in connection with the discharge, storage, handling, disposal of, or exposure to, hazardous or toxic substances, including materials containing asbestos, pursuant to which third parties may seek recovery from us or owners, tenants or sub-tenants of real properties for personal injuries associated with such substances or materials. There can be no assurance that environmental conditions relating to prior, existing or future store sites will not harm us through, for example, business interruption, cost of remediation or harm to reputation, which could have a material adverse effect on our financial position, operating results and liquidity.

If we are unable to locate appropriate real estate or enter into real estate leases on commercially acceptable terms, our respective subsidiaries may be unable to open new stores.

The ability to open new stores depends on success in identifying and entering into leases on commercially reasonable terms for properties that are suitable for the needs of our respective subsidiaries. If they fail to identify and enter into leases on a timely basis for any reason, including inability due to competition from other companies seeking similar sites, growth may be impaired because they may be unable to open new stores as anticipated. Similarly, our respective subsidiaries businesses may be harmed if they are unable to renew the leases on existing stores on commercially acceptable terms.

Unfavorable exchange rate fluctuations may negatively impact our financial performance.

Our respective subsidiaries’ operations are conducted primarily in the United States, the Eurozone countries of the Netherlands, Luxembourg, Belgium, Germany and Greece and to a lesser extent in other parts of Europe outside the Eurozone, including the Czech Republic, Romania and the Republic of Serbia. Although our historical financial information is being presented in euros, during the financial year ended January 1, 2017, we derived approximately 67% of our revenues from subsidiaries that have functional currencies other than the euro. The operating results and the financial position of each of our entities outside the Eurozone are accounted for in the relevant local currency, including the U.S. dollar, and are then translated into euros at the applicable foreign currency exchange rate for inclusion in our consolidated financial statements. Exchange rate fluctuations between these local currencies, including the U.S. dollar, and the euro could have a material adverse effect on our consolidated financial statements.

Because a substantial portion of our assets, liabilities and operating results are denominated in currencies other than our presentation currency, the euro, we are particularly exposed to currency risk arising from fluctuations in the value of these currencies against the euro.

Various aspects of our and our respective subsidiaries’ businesses are subject to federal, regional, state and local laws and regulations in the United States, the Netherlands, Belgium and other countries, in addition to environmental regulations. Our compliance with these laws and regulations may require additional expenses or capital expenditures and could adversely affect our ability to conduct our business as planned.

In addition to environmental regulations, our and our respective subsidiaries’ businesses are subject to federal, regional, state and local laws and regulations in the United States, the Netherlands, Belgium and other countries relating to, among other things, zoning, land use, workplace safety, public health, community right-to-know, store size, alcoholic beverage sales, tobacco sales and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage license grants. In addition, under certain regulations, we are prohibited from selling alcoholic beverages in certain of our stores. We are also subject to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, collective bargaining, disabled access and work permit requirements. A number of laws exist that impose obligations or restrictions with respect to property access. Compliance with these laws could result in modifications to properties or prevent performing certain further renovations. Compliance with, or changes in, these laws could reduce revenue and profitability and could otherwise adversely affect our businesses, financial condition or operating results.

In the past year, some notable events occurred in the political world of our market areas, including the Brexit referendum in the UK and the U.S. elections, which will directly or indirectly impact international trade and the legislative and regulatory environment across our markets. The outcome of the various national elections in Europe during 2017 might have implications as well. These political developments may have a material adverse effect in our businesses, financial condition and results of operations.

As a result of selling products, we face the risk of exposure to product liability claims and adverse publicity.

The preparation, packaging, marketing, distribution and sale of products purchased from others entail an inherent risk of product liability, product recall and resultant adverse publicity. These products may contain contaminants or other hazards that may be inadvertently redistributed by our respective subsidiaries. These contaminants or other hazards may, in certain cases, result in illness, injury or death if processing at the foodservice or consumer level does not eliminate the contaminants or other hazards. Even an inadvertent shipment of adulterated, contaminated or defective products may lead to an increased risk of exposure to product liability claims. There can be no assurance that these claims will not be asserted against us or our respective subsidiaries that we or they will not be obligated to perform such a recall in the future. If a product liability claim is successful, insurance may not be adequate to cover all liabilities incurred, and we may not be able to continue to maintain such insurance, or obtain comparable insurance at a reasonable cost, if at all. If our businesses do not have adequate insurance or contractual indemnification available, product liability claims relating to defective products could have a material adverse effect on the ability to successfully market products and on our businesses, financial condition and operating results. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that our products were defective, or caused illness, injury or death, could have a material adverse effect on the reputations of us and our respective subsidiaries with existing and potential customers and on our businesses and financial condition and operating results.

We are subject to risks related to corporate responsibility and sustainable retailing.

Many factors influence our reputation and the value of our respective subsidiaries’ brands, including perceptions of our Company held by our key stakeholders and the communities in which we do business. Increased regulatory demands, concerns about climate change, stakeholder awareness and the growing sentiment that large retailers should address sustainability issues across the entire supply chain mean that our respective subsidiaries’ brands and reputations could suffer if we, our suppliers or our other business partners do not adequately address, or are perceived as not adequately addressing, relevant corporate responsibility issues affecting the food retail industry.

We may be unable to successfully develop and execute our strategy, which may include, but is not limited to, completing renovations and conversions, implementing brand repositioning plans and growing our eCommerce business.

Our success depends in large part on the ability of our respective subsidiaries to operate their customers’ preferred local supermarkets. If they are unable to successfully develop and execute a strategy, or if our plans fail to meet customers’ expectations, our overall financial condition and operating results could be adversely affected. The introduction, implementation, success and timing of new business initiatives and strategies, including but not limited to initiatives to increase revenue, reduce costs or enter into new areas of business, could be less successful or could be different than anticipated, which could materially adversely affect our business.

A key to our respective subsidiaries’ business strategy is the renovation and/or conversion of existing stores, as well as the renovation of infrastructure. Although it is expected that cash flows generated from operations, supplemented by the unused borrowing capacity under our credit facilities and the availability of capital lease financing, will be sufficient to fund capital renovation programs and conversion initiatives, sufficient funds may not be available. The inability to successfully renovate and/or convert existing stores and other infrastructure could adversely affect our businesses, operating results and ability to compete successfully.

In addition, we anticipate that many customers are increasingly shopping over our eCommerce websites – including delhaize.be, ah.nl, bol.com and Peapod – and mobile commerce applications. We anticipate that online and mobile shopping will continue to be a key component of growth for food retailers in years to come. Any failure by our respective subsidiaries to provide attractive, user-friendly online shopping platforms that meet the expectations of online shoppers and adapt to future developments and trends in eCommerce could place them and us at a competitive disadvantage, result in the loss of eCommerce and other sales, harm our reputation with customers and have a material adverse impact on the growth of our eCommerce business, operating results and ability to compete successfully.

We may be unsuccessful in managing the growth of our businesses or realizing the anticipated benefits of acquisitions we have made.

We may continue to reinforce our presence in the geographic locations where our respective subsidiaries currently operate, and in adjacent regions, by pursuing acquisition opportunities in the retail grocery industry and by opening new stores. We may also occasionally consider opportunities to expand into new regions. Realization of the anticipated benefits of an acquisition, store renovation, market renewal or store opening could take several years or may not occur at all. We face risks commonly encountered with growth through acquisition and conversion or expansion. The areas where we and our respective subsidiaries could face risks include:

•	Identifying suitable acquisition opportunities or markets in which to expand
•	Facing competitors who may have more resources to make acquisitions or expand operations or otherwise may make acquisitions that we would have been interested in pursuing
•	Diverting management’s time and focus from operating the businesses to acquisition or integration challenges
•	Obtaining necessary financing on satisfactory terms
•	Making payments on the indebtedness that might be incurred as a result of these acquisitions
•	Losing customers of an acquired business
•	Entering markets where we have no or limited experience
•	Failing to assimilate the operations and personnel of acquired businesses
•	Failing to install and integrate all necessary systems and controls
•	Needing to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries
•	Facing litigation or other claims or liabilities in connection with the acquired company, including claims from terminated employees, customers, former shareholders or other third parties

There can be no assurance that we will be able to execute successfully on an acquisition and integration strategy or store openings. The failure to address these risks or other problems encountered in connection with past or future acquisitions and investments could have a material adverse effect on our businesses, financial condition and operating results.

Businesses and/or financial results could be negatively affected if divestitures are not successfully completed or if contingent liabilities materialize in connection with completed divestitures.

We regularly evaluate the potential disposition of assets and businesses that may no longer help meet our objectives. When we decide to sell assets or a business, we may encounter difficulties in finding buyers or alternative exit strategies on acceptable terms or in a timely manner, which could delay the achievement of our strategic objectives. We may also dispose of a business at a price, or on terms, less desirable than we had anticipated. In addition, we may experience greater dis-synergies than expected, and the impact of the divestiture on our revenue growth may be larger than projected. After reaching an agreement with a buyer or seller for the disposition of a business, we will be subject to satisfaction of pre-closing conditions as well as to necessary regulatory and governmental approvals on acceptable terms, which, if not satisfied or obtained, may prevent us from completing the transaction. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial and commercial obligations. There can be no assurance that the anticipated benefits of our future divestiture strategies will be realized.

Unexpected outcomes with respect to audits of tax filings in the jurisdictions where we or our respective subsidiaries operate could result in an adverse effect on our financial performance.

Because we and our respective subsidiaries operate in a number of countries, our businesses’ income is subject to taxation in differing jurisdictions and at differing tax rates. Significant judgment is required in determining the consolidated income tax position. As a result of our multi-jurisdictional operations, we are exposed to a number of different tax risks including, but not limited to, changes in tax laws or interpretations of these tax laws. The tax authorities in the jurisdictions where our businesses operate may audit our tax returns and may disagree with the positions taken in those returns. While the ultimate outcome of such audits will not be certain, we will consider the merits of our filing positions in our overall evaluation of potential tax liabilities with the objective of having adequate liabilities recorded in our consolidated financial statements to meet potential exposures. An adverse outcome resulting from any settlement or future examination of our tax returns or any other tax audit could result in additional tax liabilities and could adversely affect our effective tax rate, which could have a material adverse effect on our financial position, operating results and liquidity. In addition, any examination by the tax authorities in the jurisdictions where our businesses operate could cause us to incur significant legal expenses and divert management’s attention from the operation of the businesses.

Risks associated with the suppliers from whom products are sourced could adversely affect financial performance.

Significant disruptions in the operations of vendors and suppliers could materially impact our respective subsidiaries’ businesses by disrupting store-level product selection or increasing costs, resulting in reduced sales. The products they sell are sourced from a wide variety of domestic and international suppliers. If disruptions should occur, the ability to find qualified suppliers who meet their standards, and to access products in a timely and efficient manner, could be significantly challenged. Political and economic instability in the countries in which suppliers are located, suppliers’ financial instability or failure to meet required standards, labor problems experienced by suppliers, the availability of raw materials to suppliers, competition for products from other retailers, the impact of adverse weather conditions, product quality issues, currency exchange rates, transport availability and cost, inflation, deflation, and other factors relating to the suppliers and the countries in which they are located are beyond our control. In addition, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. These factors and other factors affecting the suppliers and access to products could result in decreased product selection and increased out-of-stock conditions, as well as higher product costs, which could adversely affect our respective subsidiaries operations and financial performance.

Risks associated with our franchised and affiliated stores could adversely affect our financial performance.

As of January 1, 2017, 25% of the stores in our store network were franchised or affiliated (that is, stores with one of our Company’s banners and operated by independent third parties to whom we sell our products at wholesale prices) and 8% of our revenues are generated from our franchise or affiliate activities and are part of retail sales. The operators of our affiliated and franchised stores operate and oversee the daily operations of their stores and are independent third parties. Although we attempt to properly select, train and support the operators of our affiliated and franchised stores, the ultimate success and quality of any affiliated or franchised store will rest with the third party operators. If the operators of the affiliated and franchised stores do not successfully operate in a manner consistent with our standards, our image and reputation could be harmed, which could adversely affect our business and operating results. In addition, we have accounts receivable associated with the franchised and affiliated stores. If the third party operators of these stores do not operate successfully, we could be forced to write-off a portion of or all of the accounts receivable associated with such franchised and affiliated stores.

Natural disasters and geopolitical events could adversely affect financial performance.

The occurrence of one or more natural disasters, such as hurricanes, earthquakes, tsunamis, pandemics or severe weather, whether as a result of climate change or otherwise, or geopolitical events, such as civil unrest in a country in which we or our respective subsidiaries operate or in which our suppliers are located, and attacks disrupting transportation systems, could adversely affect operations and financial performance. Such events could result in physical damage to one or more of properties, a temporary closure of one or more stores or distribution centers, a temporary lack of an adequate work force in a market, a temporary decrease in customers in an affected area, a temporary or long-term disruption in the supply of products from some local and overseas suppliers, a temporary disruption in the transport of goods from overseas, a delay in the delivery of goods to distribution centers or stores within a country in which our respective subsidiaries are operating, or a temporary reduction in the availability of products in their stores. These factors could otherwise disrupt and adversely affect operations and financial performance.

There are inherent limitations in our control systems, and misstatements due to error or fraud may occur and not be detected, which may harm our business and financial performance and result in difficulty meeting our reporting obligations.

Effective internal control over financial reporting is necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent fraud. If we cannot provide reasonable assurance with respect to our financial reports and effectively prevent fraud, our reputation, business and operating results could be harmed. Internal control over financial reporting may not prevent or detect misstatements because of our inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risks that the control may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in our integration and implementation of changes to our internal controls, the businesses and operating results could be harmed and we could fail to meet our reporting obligations.

Operations are dependent on information technology (IT) systems, the failure or breach of security of any of which could harm the operations and our and our respective subsidiaries reputations and adversely affect our overall financial performance.

Many of our functions of our respective subsidiaries operations are dependent on IT systems developed and maintained by internal experts or third parties. It is possible that we may encounter unforeseen technical complexities or issues that we may be unable to resolve, or that the resolution of complexities or issues may require management to devote more attention than anticipated to such matters. The failure of any of these IT systems could also cause disruptions in operations, adversely affecting sales and profitability. There are recovery plans in place to reduce the negative impact of IT systems failures on our operations, but there is no assurance that these recovery plans will be completely effective in doing so. Any of these risks may cause us to incur unanticipated costs and may prevent us from obtaining the expected benefits and cost savings of the IT systems or from obtaining benefits and cost savings as soon as expected.

As part of normal operations, both we and our respective subsidiaries receive and store confidential information about customers (including credit/debit card information), employees and other third parties in our own systems and through our third-party service providers. These third-party service providers are used for a variety of reasons, including, without limitation, encryption and authentication technology, content delivery to customers, back-office support, and other functions. In addition, online operations depend upon the secure transmission of confidential information over public networks, including information permitting cashless payments.

Any failure to protect confidential data could materially damage our brand and reputation, and those of our respective subsidiaries, and result in significant expenses and disruptions to operations and loss of customer confidence and subject us to litigation, any of which could have a material adverse impact on our business and results of operations.

To protect against security breaches and rapidly evolving cyber threats, we maintain administrative, physical and technical security measures to protect, and to prevent unauthorized access to, such information. There are security processes, protocols and standards in place that are applicable both internally and to our third-party service providers to protect information from systems to which they have access under their engagements with us.

Inherent to our businesses, we face attempts – such as phishing, malware and distributed denial-of-service attacks – to access the information stored in our information systems or to disrupt our IT systems.

We have not been subject to intrusions of our network security, nor have we experienced any other cyber attack incidents, which, individually or in the aggregate, have been material to our or our respective subsidiaries’ businesses, financial condition and operations.

We have cyber risk insurance that includes business interruption and recovery cost coverages up to a limit of $150 million to protect against both third-party damages and expenses resulting from a privacy breach and first-party damages and costs incurred as a result of a cyber attack incident.

A change in supplier terms could adversely affect our financial performance.

Our respective subsidiaries receive allowances, credits and income from suppliers primarily for volume incentives, new product introductions, in-store promotions and co-operative advertising. Certain of these funds are based on the volume of net sales or purchases, growth rate of net sales or purchases and marketing programs. If they do not grow our net sales over prior periods or if they are not in compliance with the terms of these programs, there could be a material adverse effect on the amount of incentives offered or paid to them by the suppliers. Additionally, suppliers routinely change the requirements for, and the amount of, funds available. No assurance can be given that the respective subsidiaries will continue to receive such incentives or will be able to collect outstanding amounts relating to these incentives in a timely manner, or at all. A reduction in, the discontinuance of, or a significant delay in receiving these incentives, as well as the inability to collect incentives, could have a material adverse effect on our businesses, results of operations and financial condition.

We are subject to antitrust and similar legislation in the jurisdictions in which we operate.

We are subject to a variety of antitrust and similar legislation in the jurisdictions where we and our respective subsidiaries operate. In a number of markets, we have market positions that may make future significant acquisitions more difficult and may limit our ability to expand by acquisition or merger, if we wish to do so.

In addition, we and our respective subsidiaries are subject to legislation relating to unfair competitive practices and similar behavior in many of the jurisdictions where our respective subsidiaries operate. We or they may be subject to allegations of, or further regulatory investigations or proceedings into, such practices. Such allegations, investigations or proceedings (irrespective of merit) may require the devotion of significant management resources to defending ourselves. In the event that such allegations are proven, there may be significant fines, damages awards and other expenses, and our reputations may be harmed, which could materially adversely affect our businesses, results of operation, financial condition and liquidity.

Unexpected outcomes in our legal proceedings could impact our financial performance.

From time to time, we or our respective subsidiaries are party to legal proceedings, including matters involving personnel and employment issues, personal injury, intellectual property, competition/antitrust matters, landlord-tenant matters, tax matters and other proceedings arising in the ordinary course of business. We estimate the exposure to the claims and litigation arising in the normal course of our business and make what we believe to be adequate provisions for this exposure. Unexpected outcomes in these matters could have an adverse effect on our financial condition and operating results.

Additional legal proceedings, including the Greek litigation and proceedings involving our respective subsidiaries’ operations or the operations of affiliated and franchised stores, are ongoing or may arise from time to time outside the ordinary course of business, for which outcomes could have an adverse effect on our financial condition and operating results. For further information, see Note 34 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report.

We may experience adverse results arising from claims against our self-insurance programs.

We manage our insurable risks through a combination of self-insurance and commercial insurance coverage. Our and our respective subsidiaries’ operations in the United States are self-insured for workers’ compensation, general liability, property, vehicle accident and certain health care-related claims. Self-insurance liabilities are estimated based on actuarial valuations. While we believe that our actuarial estimates are reasonable, they are subject to a high degree of variability and uncertainty caused by such factors as future interest and inflation rates; future economic conditions; litigation and claims; settlement trends and results; legislative and regulatory changes; changes in benefit levels; and the frequency and severity of incurred-but-not-reported claims. It is possible that the final resolution of some claims may require significant expenditures in excess of existing reserves.

In addition, third-party insurance companies that provide the fronting insurance that is part of the self-insurance programs require us to provide certain collateral. We assess and monitor the financial strength and credit-worthiness of the commercial insurers from which we purchase insurance. However, we remain exposed to a degree of counterparty credit risk with respect to these insurers. If conditions of economic distress were to cause the liquidity or solvency of our counterparties to deteriorate, we may not be able to recover collateral funds or be indemnified from the insurer in accordance with the terms and conditions of our policies.

Increasing costs associated with our defined benefit pension plans may adversely affect our operating results, financial position or liquidity.

Most of our businesses and those of our respective subsidiaries have pension plans, the structures and benefits of which vary with conditions and practices in the countries concerned. Pension benefits are provided through defined contribution plans or defined benefit plans.

A defined contribution plan is a post-employment benefit plan under which the employing company and/or the employee has an obligation to pay limited contributions to a separate entity. Under such a plan, there are no legal or constructive obligations to pay further contributions, regardless of the performance of the funds held to satisfy future benefit payments. The actual retirement benefits are determined by the value of the contributions paid and the subsequent performance of investments made with these funds.

A defined benefit plan is a post-employment benefit plan that normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service, compensation and/or guaranteed returns on contributions made. Assumptions related to discount rates, inflation, interest crediting rate and future salary increases or mortality rates have a significant impact on our funding requirements related to these plans. These estimates and assumptions may change based on actual return on plan assets, changes in interest rates, demographic situation and governmental regulations. Therefore, our funding requirements could change and additional contributions could be required in the future.

In addition, a significant number of our respective subsidiaries have union employees in the United States who are covered by multi-employer plans (referred to in this Form 20-F Report as MEPs). An increase in the unfunded liabilities of these MEPs may result in increased future payments by us and the other participating employers. In addition, we may become obligated for a MEP’s unfunded obligations if other participating employers cease to participate in the plan. Similarly, if a number of employers cease to have employees participating in the MEP, we could be responsible for an increased share of the MEP’s deficit. If we withdraw from an MEP, we may be required to pay the MEP an amount based on the underfunded status of the MEP, referred to as a withdrawal liability. Since any of the respective subsidiaries with union employees who are covered by a MEP are only one of several employers participating in most of our MEPs and there is no reliable basis to accurately determine its share of plan obligations and assets following defined benefit principles, these MEPs are not included in our balance sheet.

We may be required to pay significantly higher amounts to fund U.S. employee healthcare plans in the future. Significant increases in healthcare and pension funding requirements could have a material adverse effect on our financial position, operating results and liquidity.

Risks Relating to the Ownership of Our Common Shares and American Depositary Receipts

We may fail to realize some or all of the anticipated cost savings, synergies, growth opportunities and other benefits of the merger, which could adversely affect the value of our ordinary shares and American Depositary Receipts.

The achievement of the anticipated benefits of the merger is subject to a number of uncertainties, including whether we are able to integrate, assimilate or restructure the merged businesses in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in revenues and diversion of management’s time and energy and could materially impact our businesses, cash flows, financial condition or operating results. If we are not able to successfully achieve these objectives, the anticipated cost savings, synergies, growth opportunities and other benefits may not be realized fully or at all, or may take longer to realize than expected.

It is possible that the integration, assimilation and restructuring process could take longer or be more costly than anticipated or could result in the loss of key employees; the disruption of our ongoing businesses; or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain the respective businesses’ relationships with clients, customers and employees, to achieve the anticipated benefits of the merger or to maintain quality standards. Integration efforts may also divert management’s time and energy. An inability to realize the full extent of, or any of, the anticipated benefits of the merger, as well as any delays encountered in the integration process, could have an adverse effect on our business, cash flows, financial condition or operating results, which may affect the value of our ordinary shares and American Depositary Receipts.

In addition, the integration, assimilation and restructuring of Ahold’s and Delhaize’s businesses may result in additional and unforeseen expenses and capital investments, and the anticipated benefits of the integration, assimilation and restructuring plans may not be realized. Actual cost synergies, if achieved at all, may be lower than we expect and may take longer to achieve than anticipated. If we are not able to adequately address these challenges, we may be unable to successfully integrate, assimilate or restructure Ahold’s and Delhaize’s businesses, or to realize the anticipated benefits of the integration, assimilation or restructuring of the businesses.

Declaration, payment and amounts of dividends, if any, to holders of our common shares will be uncertain and subject to a number of factors, including our profits and capital reserves under Dutch law, and distributions of operating earnings to our Company by our subsidiaries.

Whether any dividend is declared or paid to holders of our common shares, and the amounts of any dividends that are declared or paid, are uncertain and depend on a number of factors. We have the discretion to declare a dividend on our common shares, which may be based on a number of considerations, including our dividend policy, operating results and capital management plans and the market price of our common shares. In addition, the amount of any dividends that may be declared by our management board will be limited by Dutch law. Under Dutch law, we are permitted to make distributions to our shareholders only to the extent that our shareholders’ equity exceeds the sum of the paid-in and called-up part of our issued share capital and the reserves that must be maintained under Dutch law and our articles of association, if any, as determined on the basis of our non-consolidated annual accounts. A distribution from the profits available for distribution will first be made to the holders of our cumulative preferred shares (if any) and then, if possible, to the holders of our cumulative preferred financing shares. Any profits remaining after these distributions and any additions to the reserves deemed necessary by our Supervisory Board, in consultation with our Management Board, will be at the disposal of our General Meeting of Shareholders for distribution to the holders of our common shares or addition to the reserves of our Company. Our ability to pay dividends, and the amounts of any dividends ultimately paid in respect of our common shares, will also be subject to the extent to which we receive funds, directly or indirectly, from our subsidiaries. The ability of our subsidiaries to make distributions to our Company will depend on satisfying the organizational documents and the applicable laws of the jurisdictions in which our subsidiaries are organized.

Dividends paid on our common shares, which may include amounts paid by our Company to repurchase ordinary shares, will generally be subject to Dutch withholding tax.

Dividends, if any, paid on our common shares will generally be subject to a 15% Dutch dividend withholding tax. In certain circumstances, amounts paid to repurchase our common shares may be treated as dividends that are subject to a withholding tax. In such a case, if the repurchase of our common shares is from an unknown seller, the Company will be responsible for the tax payment, on a grossed-up basis, at a 17.65% rate.

Claims based on U.S. civil liabilities may not be enforceable.

We are a company incorporated under Dutch law, and, as such, the rights of our shareholders and the civil liability of the members of our Supervisory Board and Management Board are governed by Dutch law and our Articles of Association. A substantial portion of our assets is located outside of the United States. In addition, certain members of our Management Board and Supervisory Board and certain of our executive officers reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on us or such individuals, or to enforce outside the United States any judgments obtained against us or such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce rights predicated upon the U.S. federal securities laws in original actions brought in courts in jurisdictions located outside the United States (including the Netherlands) or enforce claims for punitive damages.

The United States and the Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. In addition, the countries of residence of the members of our Management Board and Supervisory Board and certain of our executive officers may also not have a treaty providing for the reciprocal recognition and enforcement of judgments. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. federal securities laws, would not be enforceable in the Netherlands. However, if a person has obtained a final and conclusive judgment rendered by a U.S. court that is enforceable in the United States and files a claim with the competent Dutch court, the Dutch court will generally give binding effect to the foreign judgment to the extent it finds that the jurisdiction of the U.S. court has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, that the foreign judgment does not contravene Dutch public policy and that the foreign judgment is not irreconcilable with a judgment of a Dutch court given between the same parties, or with an earlier judgment of a foreign court given between the same parties in a dispute involving the same cause of action and subject matter, provided that such earlier judgment fulfills the conditions necessary for it to be given binding effect in the Netherlands. It is uncertain whether this practice extends to default judgments as well. In addition, even if a judgment by a U.S. court satisfies the above requirements, the Dutch court may still deny a claim for a judgment if the U.S. court judgment is not, not yet or no longer formally enforceable according to the relevant U.S. state or federal laws. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Civil Procedure Code (Wetboek van Burgerlijke Rechtsvordering).

There can be no assurance that our Company’s U.S. shareholders will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us or members of our Supervisory Board or Management Board or executive officers who are residents of the Netherlands or countries other than the United States.

Provisions in the call option agreement of Stichting Ahold Continuïteit (SAC) could discourage, delay or prevent a change of control of our Company.

Pursuant to the provisions of the call option agreement of SAC, a foundation with the purpose of safeguarding the interests of our Company and all our stakeholders and potentially resisting, to the best of its ability, influences that might conflict with those interests by affecting our Company’s continuity, independence or identity, may acquire from our Company a number of Ahold Delhaize cumulative preferred shares in our share capital with a nominal value of €0.01 per share such that the total nominal value of the Ahold Delhaize cumulative preferred shares so acquired is equal to (a) the total nominal value of all Ahold Delhaize common shares and all Ahold Delhaize cumulative preferred financing shares, in each case issued and outstanding at the time of exercising the SAC call option, minus (b) the total nominal value of any Ahold Delhaize cumulative preferred shares held by the SAC at such time. Each Ahold Delhaize cumulative preferred share would, upon the issuance of Ahold Delhaize cumulative preferred shares following the exercise of the SAC call option, give the holder the right to one vote. The issuance of these Ahold Delhaize cumulative preferred shares would, as a result, cause a substantial dilution of the voting power of any holder of shares in the capital of our Company, including of a shareholder attempting to gain control of our Company, and could therefore have the effect of discouraging, delaying or preventing a change of control of our Company, even if this change in control is sought by our shareholders.

If we issue additional common shares in the future, the value and voting power of our common shares may become diluted as more common shares become issued and outstanding.

We may undertake additional offerings of common shares or of securities convertible into our common shares. The resulting increase in the number of our common shares issued and outstanding, and the possibility of sales of such common shares, may depress the future trading price of our common shares. In addition, if such additional issuances of common shares of our Company occur, the voting power of the existing shareholders of our Company may be diluted.

Holders of the common shares in our Company who are resident or located in certain jurisdictions outside the Netherlands, including the United States, may not be able to exercise pre-emptive rights in future offerings and, as a result, may experience dilution.

In the event of an issue of common shares in the capital of our Company, holders of common shares in our Company are generally entitled to pre-emptive rights unless those rights are restricted or excluded either by a resolution of our Company’s General Meeting of Shareholders or by a resolution of our Company’s Management Board with the approval of our Supervisory Board (if the Management Board has been authorized to do so by our Company’s General Meeting of Shareholders).

However, the securities laws of certain jurisdictions may restrict our ability to allow such holders of common shares to participate in offerings of securities of our Company and to exercise pre-emptive rights. Under the U.S. federal securities laws, the issuance of additional common shares must be registered, unless an exemption from registration is available. Accordingly, subject to certain exceptions, holders of the common shares in our Company with registered addresses, or who are resident or located in certain jurisdictions outside the Netherlands, including the United States, may not be eligible to exercise pre-emptive rights. As a result, such holders may experience dilution of their ownership and voting interests in our Company’s share capital.

The market price of our common shares and American Depositary Receipts may be volatile, and holders of our common shares or American Depositary Receipts could lose a significant portion of their investment due to drops in the market price of our common shares and American Depositary Receipts.

The market price of our common shares and ADRs has, in the past, experienced fluctuation, including fluctuation that is unrelated to our performance, and this fluctuation may continue in the future.

Specific factors that may have a significant effect on the market price for our common shares include, among others, the following:

•	Changes in stock market analyst recommendations or earnings estimates regarding our common shares, other companies comparable to our Company or other companies in the industries that our Company serves
•	Actual or anticipated fluctuations in our operating results or future prospects, which may be influenced by, among other things, changes in food retail industry conditions

•	Reaction to public announcements we make
•	Strategic actions taken by us or our competitors, such as acquisitions or restructurings
•	Our failure to achieve the anticipated benefits of the merger, including the anticipated cost savings, synergies, growth opportunities and other benefits, as rapidly as, or to the extent, anticipated by financial or industry analysts
•	The recruitment or departure of key personnel
•	Conditions or trends in the industries in which we operate, including new laws or regulations or new interpretations of existing laws or regulations or changes in the food retail industry
•	Announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us
•	Changes in tax or accounting standards, rulings, policies, guidance, interpretations or principles
•	Adverse conditions in the United States or international financial markets or general U.S. or international economic conditions, including those resulting from war, catastrophes, incidents of terrorism and responses to such events
•	Sales of our common shares or American Depositary Receipts by us, members of our management team or significant shareholders or holders of our American Depositary Receipts

There may be less publicly available information concerning our Company than there is for issuers that are not “foreign private issuers” because, as a “foreign private issuer,” we are exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than issuers that are not “foreign private issuers.”

As a “foreign private issuer” under the Securities Exchange Act of 1934, as amended (referred to in this Form 20-F Report as the Exchange Act), we are exempt from certain rules under the Exchange Act, and are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not “foreign private issuers,” or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, we are exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the Exchange Act. The members of our Supervisory Board and Management Board, officers and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there may be less publicly available information concerning us than there is for companies whose securities are registered under the Exchange Act but are not “foreign private issuers,” and such information may not be provided as promptly as it is provided by such companies. In addition, we may provide certain information in accordance with Dutch law, which may differ in substance or timing from such disclosure requirements under the Exchange Act.

We may terminate our Exchange Act reporting obligations if permitted by applicable law.

If we were to cease to be a reporting company under the Exchange Act, and to the extent not required in connection with any other debt or equity securities of our Company registered or required to be registered under the Exchange Act, the information now available to our shareholders and ADR holders in the annual and other reports required to be filed by us in the United States would no longer be available to them.

The market price of our American Depositary Receipts and dividends paid on our common shares underlying our American Depositary Receipts may be materially adversely affected by fluctuations in the exchange rate for converting euros into U.S. dollars.

Fluctuations in the exchange rate for converting euros into U.S. dollars may affect the value of our American Depositary Receipts and the common shares underlying them. Specifically, as the relative value of the euro to the U.S. dollar declines, each of the following values will also decline (and vice versa):

•	The U.S. dollar equivalent of the euro trading price of our common shares in Amsterdam or Brussels, which may consequently cause the market price of our American Depositary Receipts in the United States to also decline
•	The U.S. dollar equivalent of the proceeds that a holder of our American Depositary Receipts would receive upon the sale in Amsterdam or Brussels of any of our common shares withdrawn from the depositary
•	The U.S. dollar equivalent of cash dividends paid in euro on our common shares represented by ADRs.

Due to delays in notification to and by the depositary, the holders of our American Depositary Receipts may not be able to give voting instructions to the depositary or to withdraw our common shares underlying their American Depositary Receipts to vote such shares in person or by proxy.

Despite our efforts, the depositary may not receive voting materials for our common shares represented by our American Depositary Receipts in time to ensure that holders of such American Depositary Receipts can either instruct the depositary to vote our common shares underlying their American Depositary Receipts or withdraw such shares to vote them in person or by proxy. In addition, the depositary’s liability to holders of our American Depositary Receipts for failing to execute voting instructions, or for the manner in which voting instructions are executed, is limited by the deposit agreement relating to our American Depositary Receipts. As a result, holders of our American Depositary Receipts may not be able to exercise their rights to give voting instructions, or to vote in person or by proxy, and may not have any recourse against the depositary or our Company if their shares are not voted as they have requested or if their shares cannot be voted.

Holders of our American Depositary Receipts will have limited recourse if our Company or the depositary fails to meet the respective obligations under the deposit agreement relating to our American Depositary Receipts or if they wish to involve our Company or the depositary in a legal proceeding.

The deposit agreement relating to our American Depositary Receipts expressly limits the obligations and liability of our Company and the depositary. Neither we nor the depositary will be liable to the extent that liability results from the fact that we or they:

•	Perform the respective obligations without gross negligence or willful misconduct
•	Take any action in reliance upon the advice of, or information from, legal counsel, accountants, any person presenting shares for deposit, any holder of American Depositary Receipts of our Company or any other qualified person
•	Rely on any documents we or they believe in good faith to be genuine and properly executed

In addition, neither we nor the depositary are under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any of our American Depositary Receipts, which in our or their opinion may involve us or them in expense or liability, unless we or they are indemnified to our or their satisfaction. The provisions of the deposit agreement relating to our American Depositary Receipts limit the ability of holders of such American Depositary Receipts to obtain recourse if our Company or the depositary fails to meet the respective obligations under the deposit agreement or if they wish to involve us or the depositary in a legal proceeding.

ITEM 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Koninklijke Ahold Delhaize N.V. is a public limited liability company (naamloze vennootschap) incorporated under Dutch law with its statutory seat in Zaandam, the Netherlands. The address of our principal place of business is Provincialeweg 11, 1506 MA Zaandam, The Netherlands.

Ahold’s origins date back to 1887 when founder Albert Heijn opened his first grocery store in the Netherlands. Albert Heijn’s company expanded in the Netherlands over the years and was first listed on the Amsterdam Exchange in 1948. The Albert Heijn holding company changed its name to Ahold N.V. in 1973. In 1987, Queen Beatrix of the Netherlands bestowed upon the Company its honorary predicate of “Koninklijke,” which means “Royal” in Dutch, in recognition of 100 years of honorable operations.

Ahold opened its first store outside of the Netherlands in 1976. In 1981, Ahold acquired the Giant Carlisle Supermarket chain in the United States, followed by Stop & Shop in 1996 and Giant Landover in 1998. In 2000, Ahold acquired a food service company, U.S. Foodservice, and invested in online grocer Peapod, which Ahold fully acquired in 2001. Ahold entered Central Europe in the early 1990s by setting up a holding company in what was then Czechoslovakia and acquiring a supermarket chain. Ahold expanded further in the Czech Republic in 2005 with the acquisition of 59 stores from Julius Meinl.

In 2007, Ahold sold its U.S. Foodservice business as part of a decision to focus on its core retail businesses.

In 2012, Ahold acquired bol.com, an online retailer of general merchandise that operates in both the Netherlands and Belgium.

In 2014, Ahold’s capital expenditures amounted to €732 million and were primarily related to the construction, remodeling and expansion of stores and supply chain (including online), as well as IT infrastructure improvements. In 2014, Ahold’s Czech subsidiary successfully completed the acquisition of the SPAR business in the Czech Republic. Ahold also made several other store acquisitions in the Netherlands, Belgium and the United States. During the first quarter of 2014, Ahold successfully completed the divestiture of its Slovakian operations.

In 2015, Ahold’s capital expenditures amounted to €804 million and were primarily related to the construction, remodeling and expansion of stores and supply chain (including online), as well as IT infrastructure improvements. In 2015, Ahold acquired 25 A&P stores from the Great Atlantic & Pacific Tea Company in the greater New York metropolitan area in the United States.

On June 24, 2015, Ahold and Delhaize announced their intention to merge their businesses through a merger of equals. As a result of this announcement, Ahold terminated its ongoing share buyback program and €1 billion was returned to Ahold Delhaize shareholders via a capital return and a reverse stock split prior to the completion of the merger. On July 23, 2016, the merger was completed and Delhaize shareholders received 4.75 Ahold Delhaize common shares for each Delhaize Group ordinary share.

Delhaize Group was founded in 1867 and started as a wholesale grocery supplier in Charleroi, Belgium. In 1957, the brand opened the first Delhaize supermarket in Belgium and, since that date, expanded its operations across the country and into other parts of Europe, North America and Southeast Asia, while also divesting certain activities. Delhaize entered the United States by acquiring 35% of Food Town Stores Inc. in 1974 (later renamed to Food Lion Inc. and primarily operational in the southeast U.S.). In 2000, Delhaize acquired the supermarket chain Hannaford Bros. Co., located in the northeast part of the U.S. In 2001, Delhaize acquired the remaining shares of Delhaize America (the consolidated entity through which the U.S operations were conducted) through a share exchange transaction. In Europe, Delhaize acquired Alfa Beta in Greece in 1992, Mega Image in Romania in 2000 and the Delta Maxi retailer in Serbia (currently called “Delhaize Serbia”) in 2011. Delhaize has also owned a 51% stake in the Indonesian banner Super Indo since 1997.

In connection with the merger, Ahold and Delhaize Group announced on July 14, 2016, that 86 stores would be divested in the United States as part of the approval of the U.S. Federal Trade Commission. In Belgium, Ahold Delhaize will divest 13 stores and a limited number of planned stores as part of the approval by the Belgian Competition Authority, as announced on March 15, 2016.

In 2016, Ahold Delhaize’s capital expenditures amounted to €1,302 million and were primarily related to the construction, remodeling and expansion of stores and supply chain (including online) and IT infrastructure improvements.

B.	BUSINESS OVERVIEW

Ahold Delhaize is an international retailing group based in the Netherlands and primarily active in the United States and Europe.

Ahold Delhaize’s strong local brands in the United States and Europe are well-known and popular with customers. Supermarkets are the core of the Company’s business. In the United States, Ahold Delhaize subsidiaries operate supermarkets under the Food Lion, Hannaford, Stop & Shop, Giant and Martin’s brands. In the Netherlands, Ahold Delhaize operates under the Albert Heijn brand. In Belgium and the Grand Duchy of Luxembourg, Ahold Delhaize operates stores under the Delhaize and Albert Heijn brands. In Central and Southeastern Europe, Ahold Delhaize operates under the Albert brand in the Czech Republic; the Alfa Beta and ENA brands in Greece; the Mega Image brand in Romania; and the Maxi and Tempo brands in Serbia.

In addition to supermarkets, Ahold Delhaize or its subsidiaries operate a range of other formats (such as its Etos drugstores and Gall & Gall wine and liquor stores in the Netherlands and its hypermarkets in the Czech Republic and Serbia), and continues to expand its eCommerce options (bol.com and Albert Heijn Online in the Netherlands, delhaize.be in Belgium, and Peapod and Hannaford To-Go in the United States) to serve the needs of different communities and to give customers more shopping alternatives. Although the vast majority of Ahold Delhaize’s customers shop in stores, today customers can also order online for pickup or home delivery. Being an omni-channel retailer and enabling customers to choose the channel that fits their needs best, online and offline, is becoming ever more important to Ahold Delhaize’s businesses. The Company’s overall share of online sales has remained relatively stable, going from 3.9% of total net sales in 2014 to 4.0% in 2016.

Ahold Delhaize’s net sales in the Netherlands, Belgium and Greece consist of its respective subsidiaries’ sales to consumers and sales to franchise and affiliate stores (that is, stores with one of our Company’s brands that are operated by independent third parties to whom we sell our products at wholesale prices). Franchise and affiliate stores typically operate under the same format as Ahold Delhaize subsidiary-operated stores.

Segments

Ahold Delhaize’s retail operations are presented in five reportable segments. In addition, Other Retail, consisting of Ahold Delhaize’s unconsolidated joint ventures JMR - Gestão de Empresas de Retalho, SGPS, S.A. (“JMR”) and P.T. Lion Super Indo, LLC (“Super Indo”), and Ahold Delhaize’s Global Support Office, are presented separately.

All reportable segments sell a wide range of perishable and non-perishable food and non-food consumer products.

Reportable segment	Operating segments included in the Reportable segment
Ahold USA	Stop & Shop New England, Stop & Shop New York Metro, Giant Landover, Giant Carlisle and Peapod
Delhaize America	Food Lion and Hannaford
The Netherlands	Albert Heijn (including the Netherlands, Belgium and Germany), Etos, Gall & Gall and bol.com (including the Netherlands and Belgium)
Belgium	Delhaize (including Belgium and Luxembourg)
Central and Southeastern Europe	Albert (Czech Republic), Alfa Beta (Greece), Mega Image (Romania) and Delhaize Serbia (Serbia)

Other	Included in Other
Other retail	Unconsolidated joint ventures JMR (49%) and Super Indo (51%)
Global Support Office	Global Support Office staff (the Netherlands, Belgium, Switzerland and the United States)

Following the merger with Delhaize, the number of reportable segments increased as of July 24, 2016, due to the addition of reportable segments that consist of the Delhaize businesses merged into Ahold: Delhaize America and Belgium. The Albert (Czech Republic) operating segment that was previously reported on separately is now aggregated into the Central and Southeastern Europe reportable segment together with operating segments in Greece, Romania and Serbia.

The net sales per segment is as follows:

	2016		2015		2014

	€ million	in %	€ million	in %	€ million	in %

Ahold USA	23,845	48.0%	23,732	62.2%	19,557	59.7%
Delhaize America	7,065	14.2%	—		—
The Netherlands	13,101	26.4%	12,699	33.2%	11,696	35.7%
Belgium	2,199	4.4%	—		—
Central and Southeastern Europe	3,485	7.0%	1,772	4.6%	1,521	4.6%

Total	49,695	100.0%	38,203	100.0%	32,774	100.0%

The total number of employees (in thousands) per segment at year-end is as follows:

	2016	2015	2014

Ahold USA	114	121	115
Delhaize America	95	—	—
The Netherlands	100	102	97
Belgium	14	—	—
Central and Southeastern Europe	47	13	15

Total	370	236	227

Ahold USA

Overview

Ahold USA’s operations are organized into four divisions: Stop & Shop New England, Stop & Shop New York Metro, Giant Landover and Giant Carlisle. Ahold USA stores are owner-operated (no franchise locations) and are substantially located on the East Coast of the United States. Ahold USA also includes Peapod, an online grocery shopping and delivery service in the United States, which, in addition to the country’s East Coast, is also active in Illinois, Indiana and Wisconsin. As of January 1, 2017, Ahold USA subsidiaries operated a total of 776 supermarkets and 210 pick-up points in the United States. Ahold USA subsidiaries also operated 229 gas stations in the United States as of January 1, 2017, the majority of which are located in the Giant Carlisle and Stop & Shop New England market areas. In 2016, Ahold USA subsidiaries had net sales of €23,845 million, representing 48.0% of Ahold Delhaize’s consolidated net sales for the full financial year.

Stop & Shop

Stop & Shop was acquired by Ahold in 1996 and is a supermarket brand in the northeastern United States. Stop & Shop is divided into two divisions: Stop & Shop New York Metro, with 200 stores in Connecticut, New York and New Jersey and Stop & Shop New England, with 217 stores in Connecticut, Massachusetts and Rhode Island, each as of January 1, 2017. The Stop & Shop divisions operate superstores, which are larger than typical supermarkets, some of which include gas stations, full-service pharmacies and conventional supermarkets.

Giant Landover

Giant Landover was acquired by Ahold in 1998 and operates supermarkets and superstores under the brand name Giant in Virginia, Maryland, Delaware and the District of Columbia. As of January 1, 2017, Giant Landover operated 168 stores.

Giant Carlisle

Giant Carlisle was acquired by Ahold in 1981. The Giant Carlisle stores operate under the brand names Giant and Martin’s. The Giant Carlisle stores are located in Pennsylvania, Virginia, Maryland and West Virginia. Giant Carlisle operates both superstores and supermarkets. As of January 1, 2017, Giant Carlisle operated 191 stores.

eCommerce

Ahold acquired Peapod, an online grocery service, in 2001. Peapod works in partnership with Ahold USA subsidiaries’ U.S.-based supermarkets to provide online home shopping and grocery delivery and operates pick-up points mainly adjacent to grocery stores. Peapod added in total two pickup points, net of closings, in 2016, bringing the total number of pickup points to 210 as of January 1, 2017. In 2014, Ahold USA’s eCommerce Sales Company opened a new distribution center in the New Jersey area to expand the capacity of the Peapod business in the New York metro market. Peapod serves customers in 12 states and in the District of Columbia.

Own Brands

Ahold USA subsidiaries’ supermarkets sell a number of different own-brand products in their food and non-food assortments. For example, customers can buy food products under our own brands, such as the Stop & Shop and Giant brand, Nature’s Promise organic brand, Simply Enjoy artisan food and the Guaranteed Value line with bottom dollar prices. Customers can also find non-food products under our own brands, including Care One health and beauty care, Companion pet food and accessories, Smart Living household essentials, Etos European cosmetics, and Always My Baby.

Stores

A breakdown of the number and average size of stores at year-end for the years indicated is as follows:

	2016	2015	2014	Selling space range in square meters in 2016
	Number of stores
Stop & Shop New England	217	218	216	790 - 5,390
Stop & Shop New York Metro	200	205	182	1,020 - 5,200
Giant Landover	168	169	170	1,580 - 5,200
Giant Carlisle	191	196	200	1,720 - 6,320
Total	776	788	768
Sales area of own-operated stores (in thousands of square meters)	2,960	3,031	2,958

In financial year 2016, 16 stores were remodeled, expanded, relocated or reconstructed as part of the ongoing efforts to keep the stores fresh and up-to-date. As of January 1, 2017, 571 pharmacies are operated in the Stop & Shop and Giant stores. Capital expenditures including new finance leases were 2.2% of net sales in 2016.

Delhaize America

Overview

Delhaize America is organized into two subsidiary brands: Food Lion and Hannaford. Delhaize America’s stores are subsidiary-operated (no franchise locations) and are located on the East Coast of the United States. At the merger date, 1,284 Delhaize America subsidiaries’ stores were brought into the overall Ahold Delhaize portfolio. In the subsequent months, 73 stores were divested, of which 71 were in compliance with the requirements of regulatory authorities. As of January 1, 2017, Delhaize America subsidiaries operated 1,214 supermarkets and 34 pick-up points in the United States. In 2016, Delhaize America had net sales of €7,065 million, representing approximately 14.2% of Ahold Delhaize’s consolidated net sales for the full financial year.

Food Lion

Delhaize acquired 35% of Food Town Stores Inc., a food retailer operating 22 stores, in 1974 and increased its stake to 52% in 1976. In 1983, the company name changed to Food Lion Inc. and, through a share exchange transaction in 2001, Delhaize obtained 100% ownership. In 2016, Food Lion continued with its “Easy, Fresh & Affordable... You Can Count on Food Lion Every Day” strategy, relaunching 142 stores in the Charlotte, North Carolina market after extensive remodeling during the year. Food Lion operated 1,033 stores at the end of 2016 in 10 southeastern U.S. states.

Hannaford

In 2000, Delhaize acquired Hannaford Bros. Co, a supermarket chain in the northeastern United States, present in five states. Hannaford operated 181 supermarkets at the end of 2016. Most stores have full-service pharmacies.

eCommerce

Hannaford To-Go’s click-and-collect service was expanded in 2016 and, by the end of 2016, Hannaford had a total of 34 To-Go sites.

Own Brands

Food Lion and Hannaford both sell a range of own-brand products in their food and non-food assortments. Food Lion sells Food Lion brand, Nature’s Place, Home 360, Cha Ching, Healthy Access and Taste of Inspirations. Hannaford offers the Hannaford, Taste of Inspirations, Nature’s Place, Healthy Accents and Home 360 own brands. Nature’s Place brand is committed to sustainable fisheries and forests, with environmentally friendly and socially responsible packaging. The own brands have been rated by Guiding Stars, which gives each product from one to three stars based on its nutritional value, aiding customers in making healthy choices for themselves and their families.

Stores

A breakdown of the number and average size of stores at year-end for 2016 is as follows:

	2016	Selling space range in square meters in 2016
	Number of stores
Food Lion	1,033	1,400 - 3,760
Hannaford	181	2,500 - 4,700

Total	1,214

Sales area of own-operated stores (in thousands of square meters)	2,980

As of January 1, 2017, there were 153 pharmacies in Hannaford and 31 in Food Lion stores. Capital expenditures including new finance leases were 3.2% of net sales in 2016.

The Netherlands

Overview

Ahold Delhaize is headquartered in the Netherlands and operates a number of retail brands in the country. Its Albert Heijn brand is a supermarket and online food retailer with the majority of its business in the Netherlands. Ahold Delhaize also operates drugstores in the country under the Etos brand, wine and liquor stores under the Gall & Gall brand, and an online shopping site for general merchandise at bol.com. Ahold Delhaize’s net sales in the Netherlands consist of sales to consumers and to franchise stores. Franchise stores typically operate under the same format as Ahold Delhaize-operated stores. Franchisees purchase merchandise primarily from Ahold Delhaize, pay a franchise fee and receive support services, including management training, field support and marketing and administrative assistance. In 2016, Ahold Delhaize had net sales of €13,101 million in the Netherlands (including Belgium and Germany), representing approximately 26.4% of its consolidated net sales for the full financial year.

Albert Heijn

As of January 1, 2017, Albert Heijn had 1,011 stores located in the Netherlands, Belgium and Germany. The stores are in three principal formats: neighborhood grocery stores, larger Albert Heijn XL supermarkets and Albert Heijn to go convenience stores. The average sales area of Albert Heijn’s own-operated stores is approximately 1,360 square meters. Albert Heijn also offers online shopping for delivery and operates pick-up points for its customers’ convenience.

Specialty stores

Ahold Delhaize acquired Etos in 1974. Etos is a drugstore chain in the Netherlands offering customers a selection of health and beauty, body care, and baby care products. As of January 1, 2017, Etos operated 547 stores in the Netherlands.

Ahold Delhaize also operates wine and liquor stores through its Gall & Gall brand. As of January 1, 2017, there were 605 Gall & Gall stores in the Netherlands.

eCommerce

In addition to offering online shopping through its retail food and specialty stores, in 2012, Ahold acquired bol.com, an online retailer of general merchandise that operates in the Netherlands and Belgium. Since its origins as an online bookseller, bol.com has expanded its offerings to currently include approximately fourteen million products. Bol.com also launched Plaza, an online marketplace that gives customers access to products from other retailers through its website. In 2016, bol.com’s merchant partners, who sell their products for a commission on Plaza, together achieved sales in excess of €1.2 billion. Bol.com delivered strong growth of over 35% in net consumer online sales in 2016, fueled by the launch of new categories, accelerated growth in Belgium and the success of Plaza.

In addition to bol.com’s online business, The Netherlands segment also offers groceries for home delivery and pickup through ah.nl. At the end of 2016, ah.nl operated a total of 54 pick-up points.

Own Brands

Albert Heijn supermarkets offer customers the AH own-brand line, which includes the sub-brands Excellent, Biologisch (organic) and Basic. AH Excellent includes high-quality products such as real Belgian chocolate, artisan cookies and premium olive oil.

Stores

A break-down of the number and average size of stores at year-end for the years indicated is as follows:

	2016	2015	2014	Selling space range in square meters in 2016

	Number of stores
Albert Heijn: the Netherlands	884	885	872	100 - 4,000
Albert Heijn: Belgium	42	38	28	700 - 2,000
Albert Heijn to go: the Netherlands	74	66	62	50 - 300
Albert Heijn to go: Germany	11	6	4	50 - 150
Etos	547	539	539	50- 850
Gall & Gall	605	600	600	40- 300

Total	2,163	2,134	2,105

Sales area of own-operated stores (in thousands of square meters)	998	994	976

In 2016, Ahold Delhaize opened an additional 29 stores, net of closings, in The Netherlands segment. In 2015 and 2014, 17 and 15 stores, respectively, that were formerly part of the Dutch supermarket chain C1000 were converted to the Albert Heijn brand, bringing the total to 71 stores. These converted stores were part of a 2012 transfer of stores from Jumbo, which had acquired C1000 in 2011. Ahold Delhaize also opened four Albert Heijn stores in Belgium, bringing the total number of stores in Belgium to 42. Ah.nl opened other two pick-up points in 2016, bringing the total number to 54.

Capital expenditures including new finance leases were 3.0% of net sales in 2016.

Belgium

Overview

Belgium was the historical home market of Delhaize. The segments’ store network in Belgium and Luxembourg consists of several brands, depending on the specialty, the store size and whether the store is company-operated or affiliated (that is, stores with a Delhaize brand that are operated by independent third parties to whom we sell our products at wholesale prices).

At the merger date, 903 stores from Delhaize Belgium were brought into our portfolio. By the end of July 2016, 145 stores had been divested as a result of the sale of Tom & Co (specialized pet stores) and 10 Red Market discount stores had been converted into either affiliated or Proxy (a smaller convenience store with fewer products in its assortment) supermarkets. The remaining three Red Market stores will be converted in 2017.

In 2016, Ahold Delhaize had net sales of €2,199 million in Belgium, representing approximately 4.4% of its consolidated net sales for the full financial year.

Supermarkets

At the end of 2016, there were 135 company-operated supermarkets under the Delhaize “Le Lion”/Delhaize “De Leeuw” brand in Belgium and Luxembourg and 231 affiliated supermarkets under the AD Delhaize brand in Belgium and Luxembourg.

Proximity stores

At the end of 2016, our network of smaller conveniently located stores in Belgium and Luxembourg consisted of 399 locations in total, with 248 Proxy stores and 151 Shop & Go stores. Proxy Delhaize and Shop & Go are affiliated stores. Most Shop & Go stores are located in Q8 gas stations and address customer expectations regarding proximity, convenience, speed and longer operating hours.

eCommerce

Delhaize.be, our grocery home delivery brand in Belgium, sells food products to customers who order online or by phone. In 2009, Delhaize Belgium launched delhaize.be (previously Delhaize Direct), allowing customers to order their groceries online and pick them up at their local store. At the end of 2016, 117 Delhaize stores had pick-up points.

Own Brands

Our Delhaize Belgium supermarkets offer customers the Delhaize, Care, 365, Eco, Bio and Taste of Inspirations own brands. The Bio brand offers a wide range of certified organic products at attractive prices.

Stores

A break-down of the number and average size of stores at year-end for 2016 is as follows:

	2016	Selling space range in square meters in 2016
	Number of stores
Delhaize (company operated)	135	1,175 - 2,750
AD Delhaize (affiliated stores)	231	670 - 2,800
Proxy	248	190 - 1,500
Shop & Go	151	60 - 425

Total	765

Sales area of own-operated stores (in thousands of square meters)	282

Total investments in Belgium, post-merger, amounted to around 3.8% of net sales in 2016.

Central and Southeastern Europe (prior to merger Czech Republic only)

Overview

Ahold Delhaize began operating in the Czech Republic in 1991. Its Czech brand, Albert, operates supermarkets and compact hypermarkets. These stores offer a full range of food and non-food products. At the end of 2016, we had a total of 330 stores in the Czech Republic, focused on fresh food, trusted quality and price.

At the merger date, retail operations in Greece, Romania and Serbia were brought into our portfolio:

•	Greece: Delhaize Group acquired the Greek supermarket chain Alfa Beta in 1992. Today, our Greek business has five brands – Alfa Beta supermarkets, AB Shop & Go, AB City, AB Food Market and ENA Cash & Carry wholesales stores – and operates both company-owned and franchise stores. Alfa Beta was the first supermarket in Greece to introduce a customer loyalty program. Greece had 378 stores at the end of 2016.

•	Romania: Delhaize acquired the Romanian business in 2000. Our Romanian brands operated 526 stores and two formats – Mega Image supermarkets and Shop & Go convenience stores – at the end of 2016. Mega Image aims to be the customer’s first choice in terms of fresh food, quality and assortment and uses green energy in all its Bucharest stores.

•	Serbia: Delhaize acquired the Serbian business in 2011. Our Serbia brands operated 404 stores at the end of 2016 in three formats: Maxi supermarkets, Tempo hypermarkets, and Shop & Go small format stores.

As of January 1, 2017, Ahold Delhaize operated 1,638 stores in Central and Southeastern Europe, of which 103 were compact hypers located in the Czech Republic and Serbia. In 2016, Ahold Delhaize had net sales of €3,485 million in Central and Southeastern Europe, representing approximately 7.0% of its consolidated net sales for the full financial year.

eCommerce

In 2015, our Greek business launched an online sales channel, AB Click2Shop, and Mega Image started to offer online grocery shopping in Romania. Serbia added its Maxi online shopping experience in 2014. The Central and Southeastern Europe segment operated 69 pick-up points at the end of 2016.

Own Brands

Our own-brand lines in Central and Southeastern Europe include both food (fresh and grocery) and non-food assortments.

Albert in the Czech Republic offers two own-brand lines: Albert and AH Basic. Under the Albert line of products, there are a number of sub-categories, including Bio, Free From, Veggie and Excellent, all offering quality products at lower prices than national brands.

Our Greek business offers the AB brand, Delhaize 365 and Care own brands. The AB brand is divided into sub-categories, including Close To Greek Land, Choice, Classic Range and Think Bio.

Our Romanian business has developed a number of own brands addressing different customer expectations, including Gusturi romanesti (traditional, local Romanian products and flavors), Mega Apetit (ready-made meals targeting customers with fast-paced lifestyles), Care, Delhaize, La Boucher, ECO and Bio own brands.

Our Serbian stores offer customers the Premia, Care, Home, Taste of Inspirations, 365, Bio and From Our Land own brands. Around 75% of Maxi’s own-brand products come from local producers.

Stores

The number and average size of stores for the years indicated is as follows:

	2016	2015	2014	Selling space range in square meters in 2016
	Number of stores
Czech Republic	330	331	333	140 - 8,130
Greece	378	—	—	55 - 5,360
Romania	526	—	—	50 - 2,090
Serbia	404	—	—	60 - 5,540
Total	1,638	331	333
Sales area of owned-operated stores (in thousands of square meters)	1,203	549	550

Total investments in Central and Southeastern Europe amounted to around 4.0% of net sales in 2016.

Joint Ventures

In addition to its consolidated subsidiaries, Ahold Delhaize also holds interests in food retail operations through its investments in joint ventures. Ahold Delhaize’s income from joint ventures is included in its consolidated statement of operations in the line item “share in income of joint ventures” and amounted to €34 million in financial year 2016. As of January 1, 2017, Ahold Delhaize holds interests in two material joint ventures:

•	JMR-Gestão de Empresas de Retalho, SGPS, S.A. (referred to in this Form 20-F Report as JMR), a joint venture with Jerónimo Martins, SGPS, S.A. (“Jerónimo Martins”), which has been in existence since 1992. JMR is headquartered in Lisbon, Portugal, and owns Pingo Doce, a major supermarket chain, with 415 stores at the end of 2016. Under the terms of the joint venture agreement, Ahold Delhaize is a 49% partner and Jerónimo Martins is a 51% partner in JMR, and Ahold Delhaize shares equal voting power with Jerónimo Martins.

•	P.T. Lion Super Indo, LLC (“Super Indo”), a joint venture with the Salim Group, 51% of which was acquired by Delhaize in 1997. Super Indo is headquartered in Jakarta, Indonesia, and operated 140 of its own supermarkets and one franchise store at the end of 2016.

Competition

Ahold Delhaize operates in a highly competitive food retail industry in all of its markets. The operating environment for the food retailing industry continues to be characterized by intense price competition, pressure on profit margins, aggressive expansion, increasing fragmentation of retail and online formats, entry of non-traditional competitors and market consolidation.

Competition is based primarily on location, quality of products, service, price, product variety, store conditions and eCommerce offerings. Ahold Delhaize is experiencing increasingly diversified competition in both the premium and discount segments of the retail sector, and is also facing new competition from outside the traditional food retail industry. Ahold Delhaize’s own brands are important, in that they enable Ahold Delhaize’s subsidiaries to provide a more relevant assortment of products in different price ranges, develop new and innovative alternatives and build customer loyalty. In general, these own-branded offerings have a higher gross margin than similarly positioned products from third-party brands. Customers are spreading their shopping trips over multiple stores based on their specific shopping needs or specific occasions. Retailers continue to evolve as consumers also diversify and change the ways in which they shop, both online and offline.

Grocery eCommerce is increasingly becoming a more significant part of the overall retail food market and is growing rapidly. Ahold Delhaize currently expects that online operations will continue to be a key component of growth for retailers in years to come. Mobile apps are creating new opportunities for sales growth and an improved customer experience in online shopping.

Seasonality

Ahold Delhaize’s retail businesses generally experience an increase in net sales in the fourth quarter of each year, primarily as a result of the holiday season. Results are also impacted by changes in weather patterns. For example, store sales of subsidiaries of Ahold Delhaize in the U.S. are generally positively impacted by inclement winter weather, which typically results in increased sales prior to expected snow storms, while adverse winter weather in the Netherlands generally results in increased online sales.

Government Regulations

U.S. Regulations

As a marketer and distributor of food products in the United States, Ahold Delhaize and its respective subsidiaries may be subject to regulation by numerous federal, state and local regulatory agencies. At the federal level, Ahold Delhaize and its respective subsidiaries may be subject to the Federal Food, Drug and Cosmetic Act, the Bioterrorism Act and regulations promulgated by the U.S. Food and Drug Administration (referred to in this Form 20-F Report as the FDA). The FDA regulates manufacturing and holding requirements for foods, over-the-counter drug products and pharmaceuticals, specifies the standards of identity for certain foods and prescribes the format and content of certain information required to appear on food product labels.

For certain product lines, Ahold Delhaize and its respective subsidiaries may also be subject to the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Perishable Agricultural Commodities Act, the Country of Origin Labeling Act and regulations promulgated thereunder by the U.S. Department of Agriculture (referred to in this Form 20-F Report as the USDA). The USDA imposes standards for product quality and sanitation, including the inspection and labeling of meat and poultry products and the grading and commercial acceptance of produce shipments from Ahold Delhaize’s vendors.

Money order and wire transfer services offered by Ahold Delhaize’s subsidiaries’ stores are subject to regulations promulgated under the USA Patriot Act, which is administered by the U.S. Department of the Treasury. Ahold Delhaize’s subsidiary stores lottery, alcohol and tobacco sales and operations are regulated at the federal and state levels.

Ahold Delhaize, its respective subsidiaries and their products are also subject to state and local regulations through such measures as the licensing of Ahold Delhaize’s and its respective subsidiaries’ facilities, enforcement by state and local health agencies of state and local standards for their products and facilities and regulation of their trade practices in connection with the sale of their products. Ahold Delhaize’s subsidiaries’ advertising, weights and measures of products, as well as other marketing, labeling and consumer protection issues, are regulated by state agencies and state attorney general offices, which have jurisdiction over state consumer protection statutes and antitrust statutes.

Ahold Delhaize’s respective subsidiaries’ pharmacy operations are subject to federal, state and local regulations and licensing requirements, including state pharmacy boards, Medicaid and Medicare reimbursement regulations and third-party insurance regulations, as well as the Health Insurance Portability and Accountability Act and regulations promulgated by the U.S. Department of Health & Human Services. Ahold Delhaize and its respective subsidiaries’ premises are generally inspected at least annually by federal and/or state authorities. These facilities are also subject to inspections and regulations issued pursuant to the Occupational Safety and Health Act by the U.S. Department of Labor, which require Ahold Delhaize and its respective subsidiaries to comply with certain manufacturing, health and safety standards to protect its employees from accidents and to establish hazard communication programs to transmit information about the hazards of certain chemicals present in certain products it distributes.

Ahold Delhaize and its respective subsidiaries are also subject to regulation by numerous federal, state and local regulatory agencies. Ahold Delhaize and its respective subsidiaries’ store operations and real estate operations are subject to zoning, environmental and building regulations, as well as laws that prohibit discrimination in employment on the basis of disability, including the Americans with Disabilities Act, and other laws relating to accessibility and the removal of barriers. Ahold Delhaize and its respective subsidiaries are also subject to various laws relating to the protection of personal data.

In the United States, the opening of new stores is regulated by municipalities through zoning and licensing laws. Shopping hours are mostly unconstrained by regulation in all of the states where Ahold Delhaize’s respective subsidiaries are active. Most of Ahold Delhaize’s subsidiaries’ U.S. stores are open 14 to 24 hours a day and seven days a week.

Dutch Regulations

As in other jurisdictions, Ahold Delhaize is subject to various legislative provisions in the Netherlands relating to its products, facilities, health and safety of its employees, environmental matters, antitrust matters, privacy matters, its relationship with franchisees, tax matters and use of local employees and vendors, among other matters.

Ahold Delhaize’s properties are subject to Dutch zoning regulations. Consequently, Ahold Delhaize may only operate at locations designated for retail purposes by the municipality, unless special approval is obtained. Similar regulations apply in certain other European countries where Ahold Delhaize operates.

In general, Dutch law does not require an environmental operating permit for the operation of retail stores. However, retail stores must comply with general environmental rules and, among others, a fire safety notification must be obtained. Operating hours are regulated and, in some municipalities, retail stores may not open on Sundays.

As an employer in the Netherlands, Ahold Delhaize is subject to various labor laws that set employment practice standards for workers, including occupational health and safety standards.

The legislative provisions relating to privacy impose obligations on Ahold Delhaize and restrict its use of personal data (for example, the use of customer data relating to customer loyalty programs or in direct marketing activities).

Regulations in Other Jurisdictions

Ahold Delhaize operates its business in six other countries in Europe, and, accordingly, is subject to a wide variety of national and EU laws and regulations governing standards for its products and facilities, the health and safety of its employees, currency conversions and repatriation, taxation of foreign earnings and earnings of expatriate personnel and use of local employees and vendors, among other matters.

Iran - related required disclosure

In 2016, our subsidiary bol.com sold to two individuals each one book on the Dutch language, which books were delivered to the Iranian Embassy in the Netherlands. These transactions generated net revenues of €67. We have no agreement with this embassy. We do not attribute or allocate net profits to these types of transactions. We may enter into similar sale transactions in the future and will only do so to the extent such sales remain lawful.

Environmental Matters

Ahold Delhaize’s operations are governed by environmental laws and regulations in the countries where it operates, including those concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Ahold Delhaize believes that it possesses all of the material permits required for the conduct of its operations and that its current operations are in material compliance with all applicable environmental laws and regulations.

Ahold Delhaize uses hazardous substances and generates hazardous wastes in some of its operations. Under the U.S. Federal Comprehensive Environmental Responsibility, Compensation and Liability Act and similar state laws, generators of hazardous wastes may be jointly and severally liable for the clean-up of hazardous wastes from the facilities to which the generator sent those wastes for disposal. However, Ahold Delhaize is not aware of any material asserted or threatened claims against it relating to any such offsite disposal location.

Clean-up of hazardous substances or petroleum releases in soil or groundwater takes place at certain of Ahold Delhaize’s facilities. At certain of Ahold Delhaize’s other facilities, studies have shown that soil and groundwater have been impacted by gasoline or petroleum constituents, but the relevant regulatory agencies have not required remediation at those sites. In addition, certain of Ahold Delhaize’s facilities are located on premises that are currently or were formerly gasoline stations or other industrial sites at which contamination from prior operations may exist, but there have been no environmental investigations to determine the condition of those sites. Ahold Delhaize believes that any potential clean-up costs associated with those facilities that may be allocated to it will not materially impact its financial position.

Supplier Relationships

Ahold Delhaize purchases its merchandise from thousands of suppliers as well as through two European supplier purchase alliances, Coopernic and AMS. Ahold Delhaize relies on its suppliers to deliver the high-quality products Ahold Delhaize’s customers expect. Increasingly, the Company works in collaboration with its suppliers and engages with them in many ways, aiming to strengthen and improve these relationships. Ahold Delhaize holds supplier events to discuss a wide range of topics, including company strategy, sustainability, supplier diversity, and food safety. Through the Albert Heijn Foundation in Africa, Ahold Delhaize works to improve the livelihoods of Albert Heijn’s African fruit and vegetable suppliers, which in turn support their families and communities and helps to secure long-term relationships with them.

Ahold Delhaize depends on certain suppliers of strategic own-brand products and services. For more information, see Item 3D. “Risk Factors” on this Form 20-F Report. Ahold Delhaize has taken meaningful steps to ensure its own-brand products are produced in a socially responsible way. For example, Ahold Delhaize has set targets to ensure that its own-brand food suppliers are certified against Global Food Safety Initiative-recognized standards. In addition, the Company is making progress on ensuring that 100% of its own-brand suppliers in high-risk countries are audited on social compliance. Social compliance auditing ensures accountability for working conditions within Ahold Delhaize’s supply chains.

C.	ORGANIZATIONAL STRUCTURE

Ahold Delhaize is an international retailing group based in the Netherlands and primarily active in the United States and Europe. Koninklijke Ahold Delhaize N.V. is the group parent company and operates through a number of direct and indirect subsidiaries.

A list of significant subsidiaries is set forth in Note 36 to Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report.

D.	PROPERTY, PLANT AND EQUIPMENT

Stores

As of January 1, 2017, Ahold Delhaize or its respective subsidiaries operated 6,556 stores. Total sales area amounted to 9.3 million square meters in 2016. The total number of stores (including stores operated by franchisees) is as follows:

	January 3, 2016	Acquired through the Delhaize merger	Opened / Other acquired	Closed / Sold	January 1, 2017
Ahold USA	788	—	2	(14)	776
Delhaize America	—	1,284	3	(73)	1,214
The Netherlands	2,134	—	63	(34)	2,163
Belgium	—	903	10	(148)	765
Central and Southeastern Europe	331	1,238	73	(4)	1,638
Total number of stores	3,253	3,425	151	(273)	6,556

	December 28, 2014	Opened / Acquired	Closed / Sold	January 3, 2016
Ahold USA	768	29	(9)	788
The Netherlands	2,105	69	(40)	2,134
Czech Republic	333	4	(6)	331
Total number of stores	3,206	102	(55)	3,253

	December 29, 2013	Opened / Acquired	Closed / Sold	December 28, 2014
Ahold USA	767	3	(2)	768
The Netherlands	2,056	74	(25)	2,105
Czech Republic	284	50	(1)	333
Total number of stores	3,107	127	(28)	3,206

During 2016, we had a net increase of 3,303 stores, which mainly comprises 3,287 additional stores as a result of the merger with Delhaize Group. The number of closed stores in 2016 includes the stores closed after the merger, including the divestment of 145 Tom & Co stores and the stores divested in compliance with the requirements of regulatory authorities.

Out of the 6,556 stores at the financial year-end of 2016, 1,627 stores (Albert Heijn, AD Delhaize, Etos, Gall & Gall and AB stores) were operated by franchisees.

At the end of the financial year 2016, Ahold Delhaize owned or leased 5,460 store locations, some of which are subleased to franchisees.

	Ahold Delhaize	Franchisees	Total

Number of stores leased or owned	5,460	1,096	6,556
Number of stores subleased to franchisees	(531)	531	—

Number of stores operated	4,929	1,627	6,556

At the end of financial year 2016, Ahold Delhaize operated 484 pick-up points (either standalone, in stores or office-based) as follows:

January 1, 2017
Ahold USA	210
Delhaize America	34
The Netherlands	54
Belgium	117
Central and Southeastern Europe	69

Total number of stores	484

Ahold Delhaize’s total number of retail locations, including the 5,460 stores owned or leased by Ahold Delhaize or its respective subsidiaries and 20 pick-up points in stand-alone locations, was 5,480 at the end of financial year 2016. The following table breaks down the ownership structure of Ahold Delhaize’s stores or retail locations for each of financial year 2016, 2015 and 2014:

% of total retail locations	January 1, 2017	January 3, 2016	December 28, 2014

Company-owned	23%	20%	20%
Leased	77%	80%	80%
of which:
Finance leases	13%	13%	13%
Operating leases	64%	67%	67%

Ahold Delhaize’s or its respective subsidiaries’ leased properties have lease terms of up to 25 years, in limited instances up to 30 years, with renewal options for additional periods. Store lease payments are normally payable on a monthly basis at a stated amount or, in a limited number of cases, at a guaranteed minimum amount plus a percentage of sales over a defined base.

Other Property

In addition to retail locations, Ahold Delhaize or its subsidiaries also operated the following other properties:

	January 1, 2017	January 3, 2016	December 28, 2014

Warehouse/distribution centers/production facilities/offices	149	80	84
Properties under construction/development	41	10	9
Investment properties	1,012	636	685

Total number of properties	1,202	726	778

Ahold Delhaize’s or its respective subsidiaries’ investment properties consist of buildings and land. Substantially all of these properties are subleased to third parties. A significant portion of these properties are shopping centers containing one or more Ahold Delhaize stores and third party retail units generating rental income.

The following table breaks down the ownership structure of Ahold Delhaize’s other properties:

	January 1, 2017	January 3, 2016	December 28, 2014

Company-owned	52%	43%	40%
Leased:	48%	57%	60%
of which:
Finance leases	8%	7%	7%
Operating leases	40%	50%	53%

For a description of the environmental issues that may affect the utilization of our assets, see Item 4B. “Business Overview – Environmental Matters.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” of Item 3 “Key Information” above and those set forth under “Factors Affecting Financial Condition and Results of Operations” of this Item 5 below.

INTRODUCTION

This discussion is intended to provide information that will assist the reader in understanding Ahold Delhaize’s consolidated financial statements, the changes in certain key items in those financial statements from year to year, and the primary causes for those changes, as well as how certain accounting principles affect our financial statements. The discussion also includes information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of our operations as a whole.

In reading the following discussion and analysis, please refer to our audited consolidated financial statements for financial years 2016, 2015 and 2014, included under Item 18 in this Form 20-F Report. The consolidated financial statements referred to were prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. For further information, see our comments made in connection with “New accounting policies effective for 2016” and “New accounting policies not yet effective for 2016,” which are included in Note 3 under Item 18 in this Form 20-F Report.

Amounts in U.S. dollars in the following discussion and analysis are translated into euros at the exchange rates used to prepare the consolidated financial statements. The year-end exchange rate is used for balance sheet related items; the average daily exchange rate (i.e., the yearly average of exchange rates on each working day) is used for income statement and cash flow statement related items.

Our financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31. Ahold Delhaize’s 2016 financial year ended on January 1, 2017, and consisted of 52 weeks. The financial year of 2015 ended on January 3, 2016, and consisted of 53 weeks, while the financial year of 2014 included 52 weeks and ended on December 28, 2014. Our financial information includes all of the assets, liabilities, revenues and expenses of all fully consolidated subsidiaries, i.e., those over which we can exercise control.

EXECUTIVE SUMMARY

Our operations

Ahold Delhaize is an international retailing group based in the Netherlands and active primarily in the United States and Europe.

As of January 1, 2017, we employed approximately 370,000 employees and had 6,556 stores in nine countries. In financial year 2016, we achieved consolidated net sales of €49,695 million. Ahold Delhaize is the group parent company and operates through a number of direct and indirect subsidiaries.

Our profits are primarily generated by selling products at prices that generate revenues in excess of direct procurement costs and operating expenses. These costs and expenses include procurement and distribution costs, facility occupancy and other operational expenses, and overhead expenses. We also generate revenues from the sale of products to retail franchisees. Franchisees purchase merchandise primarily from Ahold Delhaize, pay a franchise fee and receive support services. Franchise stores accounted for approximately 8% of our net sales in 2016.

In prior years, Ahold presented three operational reportable segments (Ahold USA, The Netherlands and Czech Republic) and an “Other” segment consisting of the unconsolidated joint-venture JMR and our Corporate Center. Following the merger with Delhaize Group effective July 24, 2016, we reorganized our reporting structure to reflect our new business organization. Our retail operations are currently presented into five reportable segments: Ahold USA, Delhaize America, The Netherlands (which includes the Albert Heijn stores in the Netherlands, Belgium and Germany), Belgium (which includes the Delhaize activities in Belgium and Luxembourg) and Central and Southeastern Europe (“CSE”) and an “Other” segment consisting of the unconsolidated joint-ventures JMR -Gestao de Empresas de Retalho SGPS, S.A (“JMR”) in Portugal and P.T. Lion Super Indo, LLC (“Super Indo”) in Indonesia and Ahold Delhaize’s Global Support Office (previously called “Corporate Center”).

Ahold USA: In the United States, we operate retail outlets on the East Coast under the Stop & Shop, Giant and Martin’s brands. Ahold USA also has an online grocery service under the Peapod brand, which, in addition to the East Coast, is also active in Illinois, Indiana and Wisconsin. As of January 1, 2017, the Ahold USA brands operated 776 stores. Ahold USA is our largest segment, representing approximately 48% of net sales for the the year ended January 1, 2017 (financial year 2015: 62% and 2014: 60%).

Delhaize America: In the United States, we also operate retail outlets on the East Coast of the United States under the brands Food Lion and Hannaford. The Food Lion stores are primarily located in the southeast United States, while Hannaford is located throughout New England and New York. As of January 1, 2017, Delhaize America operated 1,214 stores. This segment, included since July 24, 2016, represents 14% of our net sales for the year ended January 1, 2017.

The Netherlands: In the Netherlands, we operate under the brands Albert Heijn, Etos, Gall & Gall and bol.com. Albert Heijn is also present in Belgium, where we operated 42 stores as of January 1, 2017. Our online general merchandise retailer, bol.com, also operates in Belgium. In addition, we operate Etos (drugstores) and Gall & Gall (wine and liquor stores) in the Netherlands. As of January 1, 2017, The Netherlands segment operated 2,163 stores. This segment represents 26% of our net sales for the year ended January 1, 2017 (financial year 2015: 33% and 2014: 36%).

Belgium: Our Belgian activities include supermarkets under the Delhaize “Le Lion”/Delhaize “De Leeuw,” brand (company-owned stores) and AD Delhaize brand (franchised or affiliated stores) and proximity stores (a smaller convenience store with fewer products in its assortment) under the Proxy Delhaize and Shop & Go brands. As of January 1, 2017, we operated 765 stores, of which 48 were in Luxembourg. This segment, included since July 24, 2016, represents 4% of our net sales for the year ended January 1, 2017.

CSE: In our Central and Southeastern Europe segment, we operate retail outlets in Greece, the Czech Republic, Romania and Serbia. Our brands and store numbers in this segment as of January 1, 2017, are:

•	Greece: We operate 378 stores in Greece under the brands Alfa Beta, AB City, AB Food Market, AB Shop & Go and ENA Cash & Carry.
•	Czech Republic: We operate 330 Albert supermarkets in the Czech Republic.
•	Romania: We operate 526 stores in Romania under the Mega Image brand (including Shop & Go), primarily concentrated in the capital Bucharest.
•	Serbia: We operate 404 stores in Serbia under the Maxi, Tempo and Shop & Go brands.

This segment represents 7% of Ahold Delhaize’s net sales for the year ended January 1, 2017 (financial year 2015 and 2014: 5%).

In the “Other” segment, we separately present our unconsolidated joint ventures, JMR in Portugal and Super Indo in Indonesia, and the Global Support Office (based in the Netherlands, Belgium, Switzerland and the United States).

2016 financial results

On July 24, 2016, the merger between Ahold and Delhaize became effective and, consequently, Delhaize Group’s financial results are included in our consolidated financial statements since that date, affecting comparability of the 2016 financial results to the 2015 results. Due to the significance of Delhaize Group’s results to the Company, the Delhaize Group sales and operating expense categories and the merger-related integration and restructuring activities in 2016 are the main drivers of the changes in results of operations when compared to the 2015 results.

More specifically, in 2016, we had:

•	Net sales of €49,695 million, an increase of €11,492 million, or 30.1%. Excluding gasoline sales in the amount of €919 million and adjusting the 2015 sales for week 53 in the amount of €739 million and at constant rates, net sales increased by €12,290 million, or 33.7%, primarily as a result of the merger with Delhaize Group, which added €11,001 million of sales and store openings. In addition to the merger, sales growth was driven by new store openings (€836 million), which includes the full-year impact of the acquisition of 25 A&P stores at Ahold USA in the fourth quarter of 2015 and the full-year impact of the conversion of 17 stores transferred from Jumbo in the Netherlands during 2015. In addition, Ahold Delhaize saw an increase of €631 million in comparable sales. This was primarily driven by sales growth at our online businesses, strong growth reported in the Central and Southeastern Europe (CSE) segment and Albert Heijn’s sales momentum, with an increased number of transactions and a higher average purchase amount per visit in the Netherlands. Our brands in the United States grew comparable sales despite the deflationary environment. Sales growth was partly offset by closed stores.
•	Ahold Delhaize’s gross profit increased by €2,935 million, or 28.1%. At constant exchange rates, gross profit increased by €2,896 million, or 27.6%, which was €2,713 million higher as a result of the merger with Delhaize Group. Gross profit margin (gross profit as a percentage of net sales) for 2016 was 26.9%, a decrease of 0.4 percentage points compared to 27.3% in 2015.
•	In 2016, operating expenses increased by €2,669 million, or 29.2% (28.8% at constant exchange rates), to €11,794 million. which was €2,361 million higher as a result of the merger with Delhaize Group. Excluding the sale of gasoline and at constant exchange rates, operating expenses as a percentage of net sales decreased by 0.4%. This decrease of 0.4% is mainly explained by the addition of the former Delhaize Group operations in part offset by higher impairments, integration costs and restructuring charges. Delhaize America and Belgium operate with a lower gross margin and with lower operating expenses as percentage of sales. The other operating expenses included restructuring and related charges and other items, totaling €233 million, up by €111 million and consisting of €38 million of transaction costs and €107 million of integration costs related to the merger between Ahold and Delhaize Group, as well as €26 million related to divestment of the remedy stores and other divestments. It also included a lump-sum compensation for a reduction in benefits for employees in the Netherlands and the Global Support Office (€35 million).
•	Net financial expenses increased by €276 million, or 104.2%, to €541 million, mainly due to the increase in Other financial expenses (€244 million), which mainly consisted of a one-off cost of €243 million related to the buyback of the JPY 33,000 million notes.
•	Operating income was €1,584 million, up €266 million, or 20.2%, versus €1,318 million in 2015, and the operating margin was 3.2% for 2016, compared to 3.4% in 2015.
•	Underlying operating income was €1,899 million, up €438 million, or 30.0%. Underlying operating income margin in 2016 was 3.8%, in line with 2015. At constant exchange rates, underlying operating income was up by €432 million, or 29.5%, compared to 2015, which was €393 million higher as a result of the merger with Delhaize Group. These amounts are not measures determined in accordance with IFRS. See “Non-GAAP Financial Measures and Operating Metrics” for a discussion regarding the limitations on the use of such measures and see Item 3 “Key Information -- A. Selected Financial Data” for a reconciliation of the underlying operating income to operating income.

A.	OPERATING RESULTS

Key Performance Indicators

We monitor the performance of our operations against strategic objectives on an ongoing basis. We assess our performance against the strategy, budget and forecasts using various financial measures including the following:

€ million	2016	2015	2014

Net sales	49,695	38,203	32,774
Operating income	1,584	1,318	1,250
Operating income margin	3.2%	3.4%	3.8%
Income from continuing operations	830	849	791
Underlying operating income(1)	1,899	1,461	1,267
Underlying operating income margin(1)	3.8%	3.8%	3.9%
Operating Cash Flow	2,893	2,133	1,876

Non-GAAP Financial Measures and Operating Metrics

As a supplement to its GAAP results, Ahold Delhaize uses non-GAAP measures and operating metrics to evaluate its results of operations and cash flows as described below. Non-GAAP measures and operating metrics have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of operating results or cash flows as reported under GAAP. Ahold Delhaize compensates for these limitations by relying primarily on the GAAP results and using non-GAAP measures and operating metrics only for supplemental purposes. Other companies in the retail industry may calculate these measures differently than Ahold Delhaize does, limiting their usefulness as comparative measures. For GAAP results, see Ahold Delhaize’s consolidated financial statements included in Item 18 in this Form 20-F Report.

Underlying Operating Income and Underlying Operating Income Margin

Ahold Delhaize defines “underlying operating income” as the operating income adjusted for items that the Company’s management believes can cause a distortion in understanding the trend of the development of its underlying operating performance. Underlying operating income is calculated as operating income, adjusted for impairments of non-current assets, gains and losses on the sale of assets, restructuring and related charges, and other unusual items.

The Company has included underlying operating income, as it is a key performance metric used by management across its businesses. Ahold Delhaize believes this is a useful measure for investors in understanding the performance of its underlying operations. Underlying operating income is not a measure in accordance with IFRS and accordingly should not be considered as an alternative to operating income.

Underlying operating income margin is calculated as underlying operating income as a percentage of net sales.

See the section entitled “Item 3. Key Information – A. Selected Financial Data” of this Form 20-F Report for a reconciliation to operating income and a discussion regarding the limitation of the use of such measures.

Financial Information at Constant Exchange Rates

Ahold Delhaize calculates financial information (net sales, cost of sales and operating expenses) at constant exchange rates by applying the monthly average exchange rates from the most recent financial period to local currency-denominated monthly financial information in the comparative financial period.

The impact of foreign exchange rate fluctuations on operating income is estimated by deducting costs of sales and operating expenses at constant exchange rates from net sales at a constant exchange rate basis. Financial information at constant exchange rates are not reflected in Ahold Delhaize’s consolidated financial statements and are not measured in accordance with IFRS. Ahold Delhaize does not believe that these measures are a substitute for GAAP measures. However, Ahold Delhaize believes that disclosing financial information at a constant exchange rate basis provides additional useful analytical information to investors regarding the operating performance of Ahold Delhaize.

The exchange rates of the euro against the U.S. dollar (USD), the Czech crown (CZK), the Serbian dinar (RSD) and the Romanian leu (RON) that have been used in the preparation of Ahold Delhaize’s financial statements are included in Note 2 of Item 18 in this Form 20-F Report.

Comparable sales and comparable sales excluding gasoline sales

The comparable sales metric is defined as net sales, in local currency, from exactly the same stores and online sales in existing market areas for the most recent comparable period plus net sales from stores that are replaced within the same market area. For markets that sell gasoline, Ahold Delhaize also calculates the comparable sales, excluding gasoline sales, to eliminate gasoline price volatility in the comparison.

Comparable sales and comparable sales excluding gasoline sales are not reflected in Ahold Delhaize’s financial statements. However, the Company believes that disclosing comparable sales and comparable sales excluding gasoline sales provides additional useful analytical information to investors regarding the operating performance of Ahold Delhaize as it neutralizes the impact of, for example, newly acquired stores in the calculation of sales growth.

Key Factors Affecting Results of Operations

Ahold Delhaize’s results of operations are driven by a combination of factors affecting the industry in which it operates as a whole and various operating factors specific to Ahold Delhaize. The following is an overview of the key factors affecting Ahold Delhaize’s results during the years presented. Also see Item 3D. “Risk Factors” in this Form 20-F Report for more information.

Economic Environment

The general economic environment in the markets where Ahold Delhaize operates has a direct impact on its operating results. The macroeconomic situation in these markets has improved in 2016 compared to the previous two years. However, shoppers continue to be focused on value, price and promotions.

In addition, the decrease in prevailing interest rates has affected the assumptions used in determining the level of certain provisions and costs, such as defined benefit pension costs and self-insurance liability. This decrease in interest rates has resulted in higher defined benefit pension costs, which negatively affected underlying operating income margin.

Consumer Spending

Our operating results are sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending, in the areas where we operate. Consumers may reduce spending or change their purchasing habits due to certain economic conditions, such as decreasing employment levels, slowing business activity, increasing interest rates, increasing energy and fuel costs, increasing healthcare costs and increasing tax rates. In Greece, the occurrence of certain economic policy developments, such as the implementation of capital controls or the potential exit from the Eurozone, could have an adverse impact on consumer spending and cause us to impair assets related to our operations in Greece and record lower contributions from those assets in our operating results. A general reduction in the level of consumer spending or our inability to respond to shifting consumer preferences regarding products, store location and other factors in the markets where we operate could adversely affect our growth and profitability.

Competitive Environment

Ahold Delhaize operates in the highly competitive food retail industry in all of its markets. The operating environment for the food retailing industry continues to be characterized by intense price competition, pressure on profit margins, aggressive expansion, increasing fragmentation of retail and online formats, entry of non-traditional competitors and market consolidation.

Competition is based primarily on location, quality of products, service, price, product variety, store conditions and eCommerce offerings. Ahold Delhaize is experiencing increasingly diversified competition in both the premium and discount segments of the retail sector, and is also facing new competition from outside the traditional food retail industry. Customers are spreading their shopping trips over multiple stores based on their specific shopping needs or specific occasions. Retailers continue to evolve as consumers also diversify and change the ways in which they shop, both online and offline.

Foreign Exchange Movements

Ahold Delhaize’s results are exposed to transaction and translation risks associated with foreign currency movements. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk” below for more information about foreign currency exchange rate risks and their impact on the results of operation.

Business Combinations

Our operating results are impacted by the additional results of acquired stores, the related costs of the acquisition (transaction and integration costs) as well as potential subsequent impairment charges.

On July 24, 2016, the merger between Ahold and the Delhaize Group became effective. It has been accounted for as a business combination using the acquisition method of accounting under IFRS 3, with Ahold, which was thereafter renamed Ahold Delhaize, identified as the acquirer. The purchase consideration amounted to €10,765 million.

In 2015, Ahold Delhaize acquired 25 A&P stores in the U.S. for consideration of $154 million (€141 million), and several minor stores for a combined purchase price of €15 million.

In 2014, Ahold Delhaize acquired SPAR in the Czech Republic. The purchase consideration was CZK 5,170 million (€187 million), and with this transaction, Ahold Delhaize acquired 49 stores, of which 35 are compact hypers and 14 are supermarkets, as well as a location that is still under development. Furthermore, Delhaize Group acquired individual stores across its network for a total consideration of €21 million.

See Note 4 of Ahold Delhaize’s consolidated financial statements included in Item 18 and Item 4 “Information on the Company - A. History and Development of the Company” in this Form 20-F Report for further information.

Disposition Activities

Significant disposition activities meeting the accounting definition for assets held for sale and discontinued operations are shown separately in the consolidated statements of financial position and income statements, respectively. The impact of these on the financial results is further discussed below.

As part of the approval of the merger between Ahold and Delhaize Group by the U.S. Federal Trade Commission, Ahold and Delhaize subsidiaries entered into agreements to sell 86 stores in the United States. The approval of the Belgian Competition Authority was conditional upon the divestment of 13 stores and a limited number of projects in Belgium. Of the 86 stores in the United States, Ahold USA divested eight out of 15 stores and Delhaize America divested all of the 71 stores in 2016. None of the 13 stores in Belgium (eight Albert Heijn stores and five Delhaize franchisee stores) have been divested yet. The divestment of these stores resulted in an €18 million gain and €6 million impairment charge in 2016.

In addition, in 2016, we completed the sale of pet specialist shop Tom & Co with an insignificant divestment loss.

In 2014, Ahold Delhaize recorded a provision of €187 million net of €28 million income tax benefits to settle a class action related to pricing practices of a former subsidiary, U.S. Foodservice. Furthermore, in 2014, the sale of Ahold Slovakia was completed but this did not result in a material impact in the income statement.

See also Note 5 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report.

Impact of 53rd Week

Ahold Delhaize’s financial year is a 52- or 53-week period ending on the Sunday nearest to December 31. Ahold Delhaize’s 2016 financial year ended on January 1, 2017, and consisted of 52 weeks. Financial year 2015 consisted of 53 weeks and ended on January 3, 2016. Financial year 2014 consisted of 52 weeks and ended on December 28, 2014.

Net sales in 2015 were positively impacted by the additional week, while the impact on operating margins for the Group was negligible. In some of the discussions below, we have included comparisons of 2016, 2015 and 2014 excluding the actual sales of week 53 in 2015 (referred to as “adjusted”).

Investing in Online Businesses

We are investing in future growth by investing in our online businesses in the United States and the Netherlands. Margins in the Netherlands were affected by these increased investments and the strong sales growth in our online business, particularly at bol.com. The additional dilutive effect on the underlying operating income margin of the Netherlands was approximately 10 basis points in 2016 as compared to 2015 and 25 basis points in 2015 as compared to 2014.

Inflation

Cost of goods sold and labor cost, our primary operating costs, increase generally with inflation and, where possible, are recovered through cost-saving activities and retail price adjustments.

According to the U.S. Bureau of Labor Statistics, overall inflation in the U.S. was 2.1% in 2016, 0.7% in 2015 and 0.8% in 2014. Food inflation was -0.2% in 2016, 0.8% in 2015 and 3.4% in 2014.

According to Statistics Netherlands (Centraal Bureau voor de Statistiek), overall Dutch inflation was 0.3% in 2016, 0.6% in 2015 and 1.0% in 2014.

Seasonality and Weather Patterns

Ahold Delhaize’s retail business generally experiences an increase in net sales in the fourth quarter of each year, primarily as the result of the holiday season. Results are also impacted by changes in weather patterns. For example, our U.S. store sales are generally positively impacted by inclement winter weather, which results in increased sales prior to expected snow storms, while adverse winter weather in the Netherlands generally results in increased online sales.

Fuel Prices

Our sales and cost of sales are impacted by the volatility of fuel prices (selling prices of gasoline and cost of gasoline sold). In 2016, gasoline sales accounted for 1.9% of our net sales (2015: 2.9% and 2014: 4.1%).

Critical Accounting Estimates

Ahold Delhaize has selected accounting policies that it believes provide an accurate, true and fair view of its consolidated financial condition and results of operations. Those accounting policies are applied in a consistent manner, unless stated otherwise, which will be mainly a result of the application of new accounting pronouncements. For a summary of all of Ahold Delhaize’s significant accounting policies, see Note 3 to Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report.

The preparation of the consolidated financial statements in conformity with IFRS, as issued by the IASB, requires that Ahold Delhaize make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. These estimates and assumptions, although based on historical and other factors that Ahold Delhaize believes to be reasonable under the circumstances, inherently contain some degree of uncertainty. Ahold Delhaize evaluates these estimates and assumptions on an ongoing basis and may retain outside consultants, accountants, lawyers and actuaries to assist the Company in its evaluation, with the final decision remaining with Ahold Delhaize. By definition, actual results may and will often differ from these estimates under different assumptions and conditions.

Ahold Delhaize believes the following accounting estimates and assumptions are critical because they involve the most significant judgments and estimates used in the preparation of its consolidated financial statements and the effect of the estimates and assumptions on financial condition or operating performance might be material.

The estimates, assumptions and judgments that management considers most critical relate to:

Business acquisitions

Determining the fair value of assets and liabilities recognized from a business acquisition involves a number of judgments and estimates and typically involve the use of valuation experts.

The determination of the fair values includes the use of:

•	An income approach (for property, plant and equipment, brand names and contractual relationships), which requires the estimation of the income generating capacity of the relevant assets and the return or yield that a market participant would apply to such assets or an estimate or forecast of future expected cash flows through either a relief from royalty or multi-period excess earnings approach.

•	A cost approach (for property, plant and equipment), which requires the calculation of the depreciated replacement cost of the relevant assets.

•	A market approach (for property, plant and equipment, lease related intangibles), which requires the comparison of the subject assets to transactions involving comparable assets or a comparison of contract and market prices.

•	Expected sales consideration, less any incremental costs directly attributable to the sale (for acquired assets classified as held for sale).

•	Market-quoted rates for the listed debt.

•	Assessments of the expected cash outflow and the probability of such an outflow for contingent liabilities related to legal disputes.

•	Evaluations of a counterparty’s credit risk and the re-let potential for contingent liabilities related to lease guarantees.

See also Note 4 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for more information on acquisitions.

Vendor Allowances

Ahold Delhaize receives various types of vendor allowances from its suppliers of inventory. These allowances and credits take different forms, which vary based on business practices in the regions where Ahold Delhaize operates, but are primarily for in-store promotions, cooperative advertising, new product introductions and volume incentives.

The most common allowances vendors offer are:

•	Volume allowances, which are off-invoice or amounts billed back to vendors based on the quantity of products sold to customers or purchased from the vendor
•	Promotional allowances, which relate to cooperative advertising and market development efforts

Volume allowances are recognized as a reduction of the cost of the related products as they are sold. Promotional allowances are recognized as a reduction of the cost of the related products when Ahold Delhaize has performed the activities specified in the contract with the vendor. If the contract does not specify any performance criteria, the allowance is recognized over the term of the contract. Vendor allowances are generally deducted from cost of sales, unless there is clear evidence that they should be classified as revenue or a reimbursement of costs. Ahold Delhaize recognizes vendor allowances only where there is evidence of a binding arrangement with the vendor, the amount can be estimated reliably, and receipt is probable.

The accounting for vendor allowances requires a number of estimates. First, Ahold Delhaize must estimate the allowances that are earned based on the fulfillment of its related obligations, many of which require management to estimate the volume of purchases that will be made during a period of time. Second, Ahold Delhaize needs to estimate the amount of related product that was sold and the amount that remains in ending inventories and accordingly allocate the allowance to cost of sales or inventories. Management makes this estimate based on the turnover of the inventories and allocates a portion of the related vendor allowance to ending inventories until such product is estimated to have been sold to customers.

Although Ahold Delhaize believes that the assumptions and estimates used are reasonable, significant changes in these arrangements or purchase volumes could have a significant effect on inventory valuations and future cost of sales.

Amounts owed to Ahold Delhaize under these arrangements are subject to counterparty credit risk and Ahold Delhaize provides an allowance for uncollectible amounts. This allowance is based on the current financial condition of the vendors and historical experience, and changes to these factors could affect the allowance. In addition, the terms of the contracts covering these arrangements can be complex and subject to interpretation, which can potentially result in disputes.

Income Taxes

Income tax expense is comprised of current and deferred income tax, both of which need to be determined for each of the taxing jurisdictions in which Ahold Delhaize conducts its business. Management judgment is required for the calculation of current and deferred taxes. Current tax expense is the expected tax payable on the best estimate of taxable income for the period, using tax rates enacted, or substantively enacted, at the balance sheet date. Additionally, any adjustment to tax payable (receivable) for prior periods is reflected in current tax expense. Deferred tax expense is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and the corresponding tax basis used in the computation of estimated taxable income. Deferred tax is calculated considering (i) the tax rates that are expected to apply in the period when the liability is settled or the asset is realized and (ii) the expected manner of realization or settlement of the carrying amount of assets and liabilities.

Deferred tax assets and liabilities are generally recognized for all temporary differences except those related to the initial recognition of goodwill in jurisdictions in which the goodwill is not tax deductible. Deferred tax assets, including deferred tax assets for tax loss carryforward positions and tax credit carryforward positions, are recognized to the extent that it is probable that future taxable income will be available against which temporary differences, unused tax losses, or unused tax credits can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or a portion of the asset to be recovered.

The ultimate tax effects of transactions may be uncertain for a considerable period of time, requiring management to estimate the related current and deferred tax positions. Ahold Delhaize recognizes liabilities for uncertain tax positions when it is more likely than not that additional tax will be due. In making this assessment, Ahold Delhaize assumes that the tax authorities will examine the amounts reported to them with full knowledge of all relevant information. Based on Ahold Delhaize’s evaluation of the potential tax liabilities and the merits of its filing positions, Ahold Delhaize believes it is unlikely that any potential tax amounts, in excess of the amounts currently recorded as liabilities in Ahold Delhaize’s consolidated financial statements, would be material to its future financial condition or results of operations.

See also Note 10 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for more information on income taxes.

Intangible Assets

Separately acquired intangible assets and internally developed software are carried at cost less accumulated amortization and impairment losses. Intangible assets acquired in a business combination are recognized at fair value at the date of acquisition (which is regarded as their cost).

Customer, franchise, and affiliate relationships acquired in business acquisitions are stated at fair value determined using an income approach. Direct costs related to the development of software for internal use are capitalized only if the costs can be measured reliably, technological feasibility has been established, future economic benefits are probable, and Ahold Delhaize intends to complete development and to use the software. All other costs, including all overhead, general and administrative, and training costs, are expensed as incurred. Lease-related intangible assets, consisting primarily of favorable operating lease contracts acquired in business acquisitions, are measured at the present value of the amount by which the contract terms are favorable relative to market prices at the date of the acquisition.

Leases and Sale and Leaseback Transactions

Ahold Delhaize leases a significant proportion of its store locations. The classification of the leases as finance leases or operating leases requires judgments about the fair value of the leased asset, the split of the fair value between land and buildings, the economic life of the asset, whether or not to include renewal options in the lease term and the appropriate discount rate to calculate the present value of the minimum lease payments.

Judgment is also required by Ahold Delhaize when considering revenue recognition with respect to sale and leaseback transactions and depends on whether Ahold Delhaize transfers risks and rewards to the buyer, does not maintain (or maintains only minor) continuing involvement in the property, other than the lease payments, and whether the transaction is established at fair value.

Impairments

Judgments and estimates are required, not only to determine whether there is an indication that an asset may be impaired, but also to determine whether indications exist that impairment losses previously recognized may no longer exist or may have decreased (impairment reversal).

Property, plant and equipment

The higher of the value in use or fair value less cost of disposal represents an asset’s recoverable amount. The value in use method involves estimating future cash flows. The present value of estimated future cash flows has been calculated using pre-tax discount rates ranging between 5.8% and 17.3% (2015: 6.3% - 12.7%, 2014: 6.8% - 13.1%). Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants and is generally measured by using an income approach or a market approach. The income approach is generally applied by using discounted cash flow projections based on the assets’ highest and best use from a market participants’ perspective. The market approach requires the comparison of the subject assets to transactions involving comparable assets by using inputs such as bid or ask prices or market multiples.

In 2016, Ahold Delhaize recognized net impairment losses of €71 million for property, plant and equipment (2015: €26 million and 2014: €10 million). These were mainly related to Ahold USA (2016: €60 million, 2015: €17 million and 2014: €7 million) and the Netherlands (2016: €6 million, 2015: €9 million and 2014: €3 million) and were recognized for various operating and closed stores. In 2016, the fair value less cost of disposal was the recoverable amount in the determination of €40 million of the net impairment losses mainly relating to remedy and other divestment stores (2015: €2 million net impairment losses, 2014: nil).

As part of approval of the merger between Ahold and Delhaize by the U.S. Federal Trade Commission, Ahold USA entered into agreements to sell 15 stores (“remedy stores,” see Note 5 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for more information). In addition to remedy stores, Ahold USA intends to divest another 10 stores in the Richmond area (“other divestment stores”). Ahold USA incurred net impairment charges of €17 million in total for the property, plant and equipment of the remedy stores before they were classified as held for sale and a €3 million impairment for the stores’ associated fixed assets to be abandoned. Impairments for the property, plant and equipment of the other divestment stores of Ahold USA amounted to €20 million. The impairments related to remedy and other divestment stores were mainly based on the bid prices received.

Intangibles

In connection with the merger of Ahold and Delhaize Group, Ahold Delhaize recognized €5,926 million of goodwill (see Note 4 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for more information). Goodwill recognized on acquisitions in 2015 relates mainly to the acquisition of A&P stores in the United States (allocated to Stop & Shop New York Metro) and C1000 stores in the Netherlands (allocated to Albert Heijn).

Goodwill acquired in business combinations is allocated, at acquisition, to the cash-generating units (CGUs) or groups of CGUs expected to benefit from that business combination.

CGUs to which goodwill has been allocated are tested for impairment annually or more frequently if there are indications that a particular CGU might be impaired. During the purchase price allocation, the fair value of Delhaize’s CGUs was determined based on their respective business enterprise values by discounting the projected cash flows of these CGUs. There were no significant changes to those projected cash flows after the merger date.

The recoverable amount of each CGU is determined based on value in use calculations. Value in use is determined using discounted cash flow projections that generally cover a period of three years and are based on the financial plans approved by the Company’s management. Due to the expected continuation of high growth in the relevant online retail markets, we project cash flow for bol.com and Peapod over 10-year periods to better reflect the growth expectations in sales, profitability and cash generation after the first three-year projection period.

See Note 13 to Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for more information about assumptions used and sensitivity analyses performed. The key assumptions for the value in use calculations relate to discount rate, sales growth and operating margin.

Ahold Delhaize and Multi-Employer Pension Obligations

Ahold Delhaize provides its employees with a pension benefit using a combination of defined contribution, defined benefit and multi-employer pension plans. Contributions to defined contribution plans are typically based upon a percentage of an employee’s covered salary and do not require significant estimates. However, defined benefit pension plans include significant estimates and assumptions by management in order to arrive at the value of an individual plan’s net defined benefit liability (asset), defined as the present value of the defined benefit obligation less the fair value of plan assets. In situations when the calculation results in a net defined benefit asset, the amount recognized is limited to the present value of the economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Calculating the net defined benefit pension liability (asset) and the associated net cost (income) involves the application of actuarial valuation methods, which are subject to a number of estimates and assumptions about the future. One significant assumption is the discount rate that is used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. The discount rate is determined in the relevant currency in which the relating obligations are denominated by reference to market yields at the end of the reporting period on high quality corporate bonds. Other key assumptions comprise longevity and future salary and pension increases.

Differences between estimates and actual outcomes and changes in assumptions represent actuarial gains and losses (remeasurements of the net defined benefit liability (asset) and experience adjustments), which are fully recognized in the period they occur in the statement of other comprehensive income, and immediately affect the net defined benefit pension liability (asset). In the event that changes in the key assumptions applied to calculate the net defined benefit pension liability (asset) are required, the future amounts of the defined benefit pension costs may be materially affected.

The multi-employer defined benefit plans that Ahold Delhaize participates in require additional estimates and assumptions by management. Since Ahold Delhaize is only one of several employers participating in these plans and there is no reliable basis to accurately determine Ahold Delhaize’s share of plan obligations and assets following defined benefit accounting principles, these plans are accounted for as defined contribution plans. However, Ahold Delhaize does present an estimate of its proportionate share of each plan’s deficit or surplus as a note to its financial statements. This proportionate share is an estimate based on the latest available information received from the plans, which is typically one year old. Ahold Delhaize updates this information, using assumptions based upon market trends and conditions, for the time period through its balance sheet date and, as such, Ahold Delhaize’s estimated proportionate share of multi-employer plan deficits and surpluses is imprecise and not necessarily reliable.

See Note 23 to Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for more information on key assumptions and sensitivity analyses performed.

Provisions and Contingencies

The recognition of provisions requires estimates and judgment regarding the timing and the amount of outflow of resources. The main estimates are as follows:

•	Self-Insurance Program: As also discussed in Note 24 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report, Ahold Delhaize manages its insurable risks through a combination of self-insurance and commercial insurance coverage. Ahold Delhaize’s U.S. operations are self-insured for workers’ compensation, general liability, vehicle accident and certain health care-related claims up to a certain retention, and Ahold Delhaize holds excess insurance contracts with external insurers for any costs in excess of these retentions.

Self-insurance liabilities are estimated based on actuarial valuations. Estimates and assumptions used in valuing Ahold Delhaize’s self-insurance liabilities include an estimate of claims incurred but not yet reported, historical loss experience, projected loss development factors, estimated changes in claim reporting patterns, claim settlement patterns, judicial decisions and legislation. For example, a reasonably possible change in the 3-year and 10-year Treasury rates of 50 basis points, all else being equal, would have resulted in a hypothetical pre-tax gain of approximately €17.2 million ($18.1 million) or a pre-tax loss of approximately €10.4 million ($10.9 million) as of January 1, 2017. While Ahold Delhaize believes that the actuarial estimates are reasonable, they are subject to changes caused by claim reporting patterns, claim settlement patterns, regulatory economic conditions and adverse litigation results.

•	Loyalty Programs: In the Netherlands, Ahold Delhaize participates in a loyalty program with other retailers, whereby customers are granted points that may be exchanged for discounted products at any of the participating partners. The program is administered by a third party and the cost of the program is distributed to each of the participating partners based on its share of issued points. The measurement of the provision requires management estimates regarding the expected timing of the redemption of points and the expected breakage (points issued but never redeemed). Management’s assessment is based on historical information regarding the redemption of points and is reviewed at least annually.

•	Claims and Legal Disputes: Management, supported by internal and external legal counsel, where appropriate, determines whether it is more likely than not that an outflow of resources will be required to settle an obligation. This probability assessment is based on many relevant factors, such as jurisdiction, past experiences, and similar court cases. If the more likely than not probability criteria is estimated to be met, the best estimate of the future cash outflows is recognized.

•	Severance and termination benefits: Periodically, Ahold Delhaize will identify areas of its businesses or operations that are not generating anticipated results or operating as efficiently as management desires, which may result in plans to close stores or restructure the workforce or offer voluntary separation plans to a select group of employees. The valuation of the associated costs that are provided for is based on formal and approved plans using the best information available at the time of the cash flows that are likely to occur. The valuation estimates include assumptions regarding the number of employees affected or opting to accept separation, the salaries of this population, and length of service or continued employment.

•	Onerous Contracts: Ahold Delhaize’s most significant onerous contracts mainly relate to unfavorable lease contracts and are valued based on the excess of the unavoidable costs of meeting the obligations under the contracts over the benefits expected to be received under such contracts. The valuation estimates include assumptions on future lease costs specified in the lease agreement, less any anticipated sublease income.

Estimating the value of onerous contract provisions requires significant judgments and estimates that could be impacted by factors such as the extent of interested buyers, the ability to obtain subleases, the creditworthiness of sub-lessees, and Ahold Delhaize’s success at negotiating early termination agreements with lessors. These factors are significantly dependent on general economic conditions and the resulting demand for commercial property. Finally, applying an appropriate discount rate on the estimated long-term cash flow projection requires the application of judgment. The ultimate amounts incurred may change as the plans are executed and the provision is updated at each balance sheet date based upon the most recent information.

Comparison of the Financial Years Ended January 1, 2017, January 3, 2016 and December 28, 2014

€ million except percentages	Financial years ended			Change		Change

	January 1,	January 3,	December 28,	2016 vs. 2015		2015 vs. 2014
	2017	2016	2014	Actual	%	Actual	%

Net sales	49,695	38,203	32,774	11,492	30.1%	5,429	16.6%
Cost of sales(1)	(36,317)	(27,760)	(24,029)	(8,557)	30.8%	(3,731)	15.5%
Gross profit(1)	13,378	10,443	8,745	2,935	28.1%	1,698	19.4%
Operating expenses(1)	(11,794)	(9,125)	(7,495)	(2,669)	29.2%	(1,630)	21.7%
Operating income	1,584	1,318	1,250	266	20.2%	68	5.4%
Net financial expenses	(541)	(265)	(235)	(276)	104.2%	(30)	12.8%
Income before income taxes	1,043	1,053	1,015	(10)	(0.9)%	38	3.7%
Income taxes	(247)	(224)	(248)	(23)	10.3%	24	(9.7)%
Share in income of joint ventures	34	20	24	14	70.0%	(4)	(16.7)%
Income from continuing operations	830	849	791	(19)	(2.2)%	58	7.3%
Income (loss) from discontinued operations	—	2	(197)	(2)	(100.0)%	199	(101.0)%
Net income attributable to common shareholders	830	851	594	(21)	(2.5)%	257	43.3%
Underlying operating income(2)	1,899	1,461	1,267	438	30.0%	194	15.3%

(1)	Comparative data for 2015 and 2014 has been restated to reflect the changes in presentation related to the cost alignment for online business. We refer to “Changes in presentation” in Note 3 “Significant accounting policies” included under Item 18 in this Form 20-F Report.
(2)	These amounts are not measures determined in accordance with IFRS. See the section entitled “-Non-GAAP Financial Measures and Operating Metrics” for a discussion regarding the limitations on the use of such measures and Item 3 “Key Information – A. Selected Financial Data” for a reconciliation to operating income.

Our financial year consists of 52 or 53 weeks and ends on the Sunday nearest to December 31. Financial year 2015 consisted of 53 weeks, while 2016 and 2014 consisted of 52 weeks. Net sales in 2015 were positively impacted by the additional week, while the impact on operating margins for the Group was negligible. In some of the discussions below, we have included comparisons of 2016, 2015 and 2014 excluding actual week 53 in 2015 (referred to as “adjusted”).

Net Sales

€ million except percentages	Financial years ended			Change		Change

	January 1,	January 3,	December 28,	2016 vs. 2015		2015 vs. 2014
	2017	2016	2014	Actual	%	Actual	%

Net sales	49,695	38,203	32,774	11,492	30.1%	5,429	16.6%
Of which gasoline sales	919	1,093	1,337	(174)	(15.9)%	(244)	(18.2)%

Net sales excluding gasoline	48,776	37,110	31,437	11,666	31.4%	5,673	18.0%

Net sales in 2016 were €49,695 million, an increase of €11,492 million, or 30.1%, compared to net sales of €38,203 million in 2015. At constant exchange rates, net sales were up by €11,360 million, or 29.6%, in 2016. Net sales in 2015 were €38,203 million, an increase of €5,429 million, or 16.6%, compared to €32,774 million in 2014. At constant exchange rates, net sales were up by €1,586 million, or 4.3%, in 2015.

Gasoline sales decreased in 2016 by €174 million or 15.9%, or 16.1% at constant exchange rates. Adjusted for week 53 in 2015 and at constant exchange rates, gasoline sales decreased 14.5% in 2016, mainly due to a decrease in gasoline prices (approximately 12%) offset in part by a stronger U.S. dollar against the euro. Gasoline sales in 2015 decreased by €244 million, or 18.2%, compared to 2014, mainly due to a significant decrease in gasoline prices (approximately 30%) offset in part by a stronger U.S. dollar against the euro. Excluding the impact of the 53rd week in 2015 in the amount of €21 million and at constant exchange rates, gasoline sales decreased by 31.3% in 2015.

Net sales excluding gasoline increased in 2016 by €11,666 million, or 31.4%, compared to 2015. At constant exchanges rates, net sales excluding gasoline increased in 2016 by €11,537 million, or 31.0%, compared to 2015. Compared to the adjusted 2015 sales and at constant exchange rates, net sales excluding gasoline increased in 2016 by €12,290 million, or 33.7%. This increase was primarily driven by the merger with the Delhaize Group, which added €11,001 million of net sales.

In addition to the merger, sales growth was driven by new store openings (€836 million in 2016), which includes the full-year impact of the acquisition of 25 A&P stores at Ahold USA in Q4 of 2015 and the full-year impact of the conversion of 17 stores transferred from Jumbo in the Netherlands during 2015. In addition, we saw an increase of €631 million in comparable sales in 2016. This was driven by sales growth at our online businesses, strong growth reported in the Central and Southeastern Europe (CSE) segment and Albert Heijn’s sales momentum, with an increased number of transactions and a higher average purchase amount per visit in the Netherlands. Our brands in the United States grew comparable sales despite the food deflationary environment.

In 2016, we continued to see strong sales growth in our online businesses, which operate in maturing eCommerce markets, mainly in the United States and the Netherlands, and offered expanded or new sales categories and extended service delivery areas during the year. Our online businesses contributed €1,991 million, or 4.0%, to our net sales in 2016 (2015: €1,646 million, or 4.3%).

Net sales excluding gasoline increased in 2015 by €5,673 million, or 18.0% compared to 2014. Adjusted for the 53rd week in 2015 in the amount of €720 million and at constant exchange rates, net sales excluding gasoline increased in 2015 by €1,365 million, or 3.8%. This increase was primarily driven by higher sales of €765 million due to new store openings, which includes the acquisition of 49 SPAR stores in the Czech Republic, the conversion of 17 stores transferred from Jumbo in the Netherlands and the acquisition of 25 A&P stores at Ahold USA. In addition, Ahold saw an increase in comparable sales. This was driven by sales growth at our online businesses, Albert Heijn’s sales momentum with an increased number of transactions, and a higher average purchase amount per visit in both the Netherlands and the United States.

In 2015, Ahold Delhaize’s online businesses contributed €1,646 million, or 4.3%, of net sales (2014: €1,267 million, or 3.9%).

Net sales per segment can be summarized as follows:

€ million except percentages	Financial years ended			Change		Change

	January 1,	January 3,	December 28,	2016 vs. 2015		2015 vs. 2014
	2017	2016	2014	Actual	%	Actual	%

Ahold USA	23,845	23,732	19,557	113	0.5%	4,175	21.3%
Delhaize America	7,065	—	—	7,065	N/A	—	N/A
The Netherlands	13,101	12,699	11,696	402	3.2%	1,003	8.6%
Belgium	2,199	—	—	2,199	N/A	—	N/A
Central and Southeastern Europe	3,485	1,772	1,521	1,713	96.7%	251	16.5%

Total	49,695	38,203	32,774	11,492	30.1%	5,429	16.6%

Ahold USA

In 2016, net sales for Ahold USA were €23,845 million, up by 0.5%, or €113 million, compared to 2015. At constant exchange rates, net sales were up by 0.1%.

Net sales growth was affected by lower gasoline sales, primarily due to a decline in gasoline prices and lost sales from remedy stores that were divested during the second half of 2016. Comparable gasoline volumes were down by 2.8%. Excluding gasoline in the amount of €864 million, net sales at constant rates were 0.9% higher than in 2015, or adjusted for week 53 in 2015, higher by 2.8%. This increase was mainly driven by 0.7% growth in comparable sales and the full-year impact of the conversion of 25 acquired A&P stores in the fourth quarter of 2015. Sales growth was adversely impacted by overall market deflation in main product categories. This was most notable in the second half of the year and in the Meat and Dairy categories.

During 2016, Ahold USA completed the transformation of the produce and self-service bakery departments. These transformations, and two waves of price reduction at the end of Q1 and Q4, were part of its program to improve the customer proposition through targeted price reductions and marketing, an improved “Fresh” offering, and an enhanced customer experience through in-store merchandising and employee engagement. Stores where the program has been rolled out continued to see positive performance.

In 2015, net sales for Ahold USA were €23,732 million, up by 21.3%, or €4,175 million, compared to 2014. At constant exchange rates, net sales were up by 1.4%. Net sales growth was affected by lower gasoline sales, primarily due to a sharp decline in gasoline prices (approximately 30%). Comparable gasoline volumes were down by approximately 4%. Excluding gasoline, net sales at constant rates were 3.8% higher than in 2014, or, excluding the 53rd week impact in 2015, higher by 1.8%. This increase was mainly driven by 1.1% growth in comparable sales and was a result of a higher average purchase amount per visit; the conversion of 25 acquired A&P stores (which contributed approximately 0.6% to the sales growth); and the opening of four new stores versus 2014 (which contributed approximately 0.3% to the sales growth).

During 2015, Ahold USA completed the rollout of the first waves of its program to improve its customer proposition through targeted price reductions and marketing, an improved “Fresh” offering, and an enhanced customer experience through in-store merchandising and employee engagement. Stores where the program has been rolled out for more than a year continued to see positive performance. By the end of 2015, Ahold USA had transformed more than 470 produce departments and more than 200 bakery departments.

In 2016 and 2015, our online business, Peapod, continued to grow in its existing market area and the expansion in the New York City area accelerated as further capacity became available at the New Jersey facility.

Delhaize America

For the period July 24, 2016 - January 1, 2017, Delhaize America’s net sales were €7,065 million. The net sales were adversely impacted by overall market deflation in main product categories, which was was more than offset by positive volume development.

In October 2016, Food Lion implemented its “Easy, Fresh & Affordable” initiative in 142 stores in the Charlotte market, with positive initial customer response, especially in fresh.

The Netherlands

In 2016, net sales in The Netherlands were €13,101 million, up by 3.2%, or €402 million, compared to 2015. Adjusted for week 53 in 2015 , net sales increased in 2016 by €665 million, or 5.3%. This increase was mainly driven by the 4.1% growth in comparable sales; the full year impact of the conversion of former C1000 stores in the Netherlands and of last year’s opening of new Albert Heijn stores in Belgium; and further expansion of our store network in the Netherlands.

The comparable sales growth in the Netherlands of 4.1% was fueled by double-digit sales growth of our online operations. Adjusted for the additional week in 2015, net sales at bol.com increased by 25.0% and at Albert Heijn Online by 29.7% (or 22.5% and 27.3%, respectively, including the 53rd week in 2015) because both brands were able to attract more sales from existing customers, and attract new customers in existing areas. Albert Heijn’s comparable sales growth was driven by its ability to attract customers with newly introduced own-brand products, own-brand quality improvements, innovative products and the expansion of its healthy food offering. In December 2016, Albert Heijn was named the best supermarket in the Netherlands by market research company GfK.

For the full year 2016, market share at Albert Heijn increased to 35.2% (source: Nielsen), driven by the growth of Albert Heijn Online and Albert Heijn to go.

In 2016, bol.com delivered strong double-digit growth in net consumer online sales of 32.5%. Adjusted for week 53 in 2015, net consumer online sales increased by 35.5%, as in previous years fueled by new categories and accelerated growth in Belgium as well as the success of Plaza. This platform offers a marketplace to merchant partners and is an important driver in delivering on our 2020 ambition to double net consumer online sales compared to 2016.

In 2015, net sales in The Netherlands were €12,699 million, up by 8.6%, or €1,003 million, compared to 2014. Excluding the impact of the 53rd week in 2015, net sales increased in 2015 by €747 million, or 6.3%. This increase was mainly driven by the 3.7% growth in comparable sales; the conversion of former C1000 stores in the Netherlands; the opening of new Albert Heijn stores in Belgium; and further expansion of our store network in the Netherlands.

The comparable sales growth in the Netherlands of 3.7% was fueled by the double-digit sales growth of our online operations. Adjusted for the additional week in 2015, net sales at bol.com increased by 26.2% and at Albert Heijn Online net sales went up by 26.4% (or 28.5% for both, including the 53rd week in 2015) as a result of the business expanding its geographic reach through the opening of an additional 18 pick-up points in the Netherlands and Belgium and attracting new customers in its existing market areas. Albert Heijn’s identical sales growth was driven by attractive commercial programs and improvements to its assortment that were well-received by its customers.

For the full year 2015, market share at Albert Heijn increased to 35.0% (source: Nielsen), positively impacted by the conversion of 17 more former C1000 supermarkets into our Albert Heijn format.

In 2015, bol.com delivered strong double-digit growth in net consumer online sales of 35.3%. Excluding the 53rd week in 2015, net consumer online sales increased by 32.7%, as in previous years fueled by the launch of new categories and accelerated growth in Belgium as well as the success of Plaza.

Belgium

For the period July 24, 2016 - January 1, 2017, net sales at Delhaize Belgium were €2,199 million.

Our net sales in Belgium consist of sales to consumers through our own stores and to affiliate stores and a limited number of franchise stores (that is, stores with a Delhaize brand that are operated by independent third parties to whom we sell our products at wholesale prices).

For 2016, market share was 24.1%.

Central and Southeastern Europe

In 2016, this segment included the full year results from our operations in the Czech Republic as well as the results from our operations in Greece, Romania and Serbia for the period July 24, 2016 - January 1, 2017, while in 2015 and 2014, this segment only included the results from our operations in the Czech Republic.

In 2016, net sales in Central and Southeastern Europe were €3,485 million, up by 96.7%, or €1,713 million, compared to 2015. At constant exchange rates, net sales were up by 94.9%. Compared to the adjusted for week 53 in 2015 sales, net sales increased in 2016 by €1,729 million, or 98.4%.

Sales growth was driven by the merger with the Delhaize Group (€1,737 million) activities in Greece, Romania and Serbia. Sales in the Czech Republic decreased by €24 million compared to 2015. Adjusted for week 53 in 2015, net sales in the Czech Republic increased by €8 million, or 0.4%, in 2016.

In 2015, net sales in the Czech Republic were €1,772 million, up by 16.5%, or €251 million, compared to 2014. At constant exchange rates, net sales were up by 15.3%. Net sales growth was affected by lower gasoline sales due to lower gasoline prices. Excluding gasoline, net sales at constant exchange rates were 16.3% higher than in 2014 or, excluding the week 53 impact in 2015, higher by 14.2%. This increase was driven by the inclusion of 49 SPAR stores acquired as of August 1, 2014.

Gross Profit

In 2016, Ahold Delhaize’s gross profit increased by €2,935 million, or 28.1% compared to 2015. At constant exchange rates, gross profit increased by €2,896 million or 27.6%, which was €2,713 million higher as a result of the merger with Delhaize Group. Gross profit margin (gross profit as a percentage of net sales) for 2016 was 26.9%, a decrease of 0.4 percentage points compared to 27.3% in 2015.

In 2015, Ahold’s gross profit increased by €1,698 million, or 19.4% compared to 2014. At constant exchange rates, gross profit increased by €584 million or 5.9%. Gross profit margin (gross profit as a percentage of net sales) for 2015 was 27.3%, an increase of 0.6% compared to 26.7% in 2014, or 0.4% at constant exchange rates. This increase was primarily driven by lower gasoline sales in the United States as a result of lower gasoline prices. Gasoline sales have a lower gross profit margin compared to non-gasoline sales; therefore, the proportionately lower gasoline sales have a positive effect on the overall gross profit margin. Excluding the sale of gasoline, and at constant exchange rates, gross profit margin was flat.

Operating Expenses

In 2016, operating expenses increased by €2,669 million, or 29.2%, to €11,794 million, compared to €9,125 million in 2015. At constant exchange rates, operating expenses increased by €2,636 million, or 28.8%, which was €2,361 million higher as a result of the merger with Delhaize Group. As a percentage of net sales, operating expenses decreased by 0.2% to 23.7%. Excluding gasoline sales and at constant exchange rates, operating expenses as a percentage of net sales decreased by 0.4%.

This decrease of 0.4% in 2016 is mainly explained by the addition of the former Delhaize Group operations in part offset by higher impairments, integration costs and restructuring charges. Delhaize America and Belgium operate with a lower gross margin and with lower operating expenses as a percentage of sales.

In 2015, operating expenses increased by €1,630 million, or 21.7%, to €9,125 million, compared to €7,495 million in 2014. At constant exchange rates, operating expenses increased by €656 million, or 7.8%. As a percentage of net sales, operating expenses increased by 1.0% to 23.9%, or 0.8%, to 23.1% at constant exchange rates. Approximately 0.3% of the increase at constant exchange rates is explained by the relatively lower proportion of gasoline sales as a part of net sales. Excluding gasoline sales and at constant exchange rates, operating expenses as a percentage of net sales increased by 0.4%. This increase of 0.4% is mainly explained by higher impairments and restructuring charges, increased pension costs in the Netherlands, and the additional dilutive impact of our online businesses on expenses in The Netherlands.

Operating expenses include impairments, gains (losses) on the sale of assets, restructuring and related charges and other items that management believes can distort an understanding of the trend related to the development of its underlying business. Impairments, gains (losses) on the sale of assets and restructuring and related charges are summarized below:

Impairment of assets

Ahold Delhaize recorded the following impairments net of reversals of impairments of assets:

€ million	2016	2015	2014

Ahold USA	(78)	(20)	(10)
Delhaize America	(2)	—	—
The Netherlands	(21)	(19)	(21)
Central and Southeastern Europe	(3)	—	—

Total	(104)	(39)	(31)

Impairment charges in 2016 were €104 million, up by €65 million compared to 2015. The impairments in 2016 were primarily related to remedy stores and other divestments at Ahold USA (€46 million) and to other store operations.

Impairment charges in 2015 were €39 million, up by €8 million compared to 2014. In 2015 and 2014, an impairment charge of €9 million and €8 million, respectively, was recorded for a write-down of prepaid consideration for stores transferred back to Jumbo (related to the transfer of stores from Jumbo in 2012). The remaining impairment charges mainly related to underperforming stores.

Gains and losses on the sale of assets

Ahold Delhaize recorded the following gains (losses) on the sale of non-current assets:

€ million	2016	2015	2015

Ahold USA	27	11	6
The Netherlands	(2)	7	14
Belgium	2	—	—
Global Support Office	(5)	—	—

Total	22	18	20

The 2016 gains and losses at Ahold USA mainly related to the sale of remedy stores (€19 million).

Restructuring and related charges and other items

Restructuring and related charges and other items were as follows:

€ million	2016	2015	2014

Ahold USA	(66)	(53)	(7)
Delhaize America	(32)	—	—
The Netherlands	(35)	(9)	17
Belgium	(7)	—	—
Central and Southeastern Europe	—	(16)	(6)
Global Support Office	(93)	(44)	(10)

Total	(233)	(122)	(6)

Restructuring and related charges and other items in 2016 were €233 million, up by €111 million compared to 2015. The increase is related to the merger between Ahold and Delhaize. In 2016, the restructuring and related charges of €233 million included €38 million of transaction costs and €107 million of integration costs related to the merger between Ahold and Delhaize (of which €33 million were at Ahold USA, €20 million at Delhaize America and €46 million at our Global Support Office), as well as €26 million related to the divestment of the remedy stores and other divestments (primarily at Ahold USA). 2016 also included a lump sum compensation for a reduction in benefits for employees in the Netherlands (€28 million) and the Global Support Office (€7 million), €11 million in restructuring expenses at Ahold USA (primarily related to the closing of the American Sales Company warehouse) and €11 million in costs due to Hurricane Matthew at Delhaize America.

In 2015, restructuring charges related to a reorganization of Ahold USA’s support office (negatively affecting operating income by €14 million), as well as an early retirement incentive offered to Giant Landover store employees, with an impact of €17 million. Restructuring charges recognized at CSE were related to the acquisition of SPAR in 2014. GSO restructuring charges for 2015 were mainly transaction costs related to the intended merger with Delhaize (€37 million).

In 2014, restructuring and related charges and other items included gains from the Dutch pension plan amendments totaling €59 million (of which €50 million was in The Netherlands and €9 million at the Corporate Center). These were partly offset by the €40 million restructuring charge related to the European reorganization (of which €24 million was in The Netherlands and €16 million at the Corporate Center).

Operating Income

Operating income in 2016 increased by €266 million, or 20.2%, to €1,584 million, compared to €1,318 million in 2015. The increase of €266 million is the difference between the higher gross profit of €2,935 million and higher operating expenses of €2,669 million.

Operating income in 2015 increased by €68 million, or 5.4%, to €1,318 million compared to €1,250 million in 2014. The increase of €68 million is the difference between the higher gross profit of €1,698 million and higher operating expenses of €1,630 million.

The following table sets forth, for the period indicated, our operating income as well as the operating margin by segment:

	Financial years ended

	January 1, 2017		January 3, 2016		December 28, 2014

	€ million	in %	€ million	in %	€ million	in %

Ahold USA	818	1.6%	878	2.3%	727	2.2%
Delhaize America	218	0.4%	—	— %	—	— %
The Netherlands	578	1.2%	557	1.5%	584	1.8%
Belgium	51	0.1%	—	— %	—	— %
Central and Southeastern Europe	125	0.2%	11	— %	12	— %
Global Support Office	(206)	(0.4)%	(128)	(0.3)%	(74)	(0.2)%

Total	1,584	3.2%	1,318	3.4%	1,250	3.8%

This table can be used to reconcile underlying operating income to operating income by segment. The reconciling items (impairments of assets, gains and losses on the sale of assets, and restructuring and related charges and other items) are provided above.

The changes in gross profit and operating expenses are explained above.

Net Financial Expenses

Net financial expenses in 2016 increased by €276 million, or 104.2%, to €541 million compared to €265 million in 2015. This was mainly due to the increase in Other financial expenses (€244 million), which consisted mainly of the one-off finance cost of €243 million relating to the buyback of the JPY 33,000 million notes. Net interest expense increased by €32 million compared to 2015, driven by higher interest expenses on debt (€49 million) and finance lease commitments (€11 million), which was partly offset by the amortization of the fair value allocation of the debt brought in through acquisitions (see Note 4 to the consolidated financial statements included in Item 18 of this Form 20-F Report) and higher interest income. Interest expense and interest income mainly increased as a result of the merger with the Delhaize Group.

Net financial expenses in 2015 increased by €30 million, or 12.8%, to €265 million compared to €235 million in 2014. This increase is driven by a €23 million higher interest expense compared to 2014, attributable to U.S. dollar-denominated interest expenses, which resulted in a higher euro value on conversion due to the stronger U.S. dollar. Excluding the foreign currency impact, interest expense was down by €7 million, largely resulting from lower finance lease interest expenses compared to 2014 at constant exchange rates. Other financial expense of €21 million was higher by €8 million compared to 2014 due to valuation adjustments related to notes and derivatives.

Income Taxes

In 2016, income tax expense was €247 million, up by €23 million compared to €224 million in 2015. The increase in income tax expense in 2016 is mainly the result of positive one-time items in 2015. The effective tax rate, calculated as a percentage of income before income tax, was 23.7% in 2016.

In 2015, income tax expense was €224 million, down by €24 million, compared to €248 million in 2014. The income tax expense in 2015 was positively impacted by one-time items. The effective tax rate was 21.3% in 2015 (2014: 24.4%).

See also Note 10 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for the reconciliation of the effective tax rate to the statutory tax rate.

Share in Income of Joint Ventures

Ahold Delhaize’s share in income of joint ventures, which relates primarily to our 49% shareholding in JMR and 51% shareholding in Super Indo, was €34 million in 2016, up by €14 million compared to last year.

The share in income of joint-venture related primarily to our 49% shareholding in JMR was €20 million in 2015, down by €4 million compared to 2014. For further information about joint ventures, see Note 14 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report.

Results from Discontinued Operations

Results from discontinued operations in 2016 were nil, versus a gain of €2 million in 2015 and a loss of €197 million in 2014. In 2015, results from discontinued operations were impacted by various adjustments to the results of prior years’ divestments as a consequence of warranties and indemnifications provided in the relevant sales agreements.

The 2014 loss from discontinued operations included a net of tax settlement amount and associated legal fees for the Waterbury litigation of €194 million. This litigation was related to Ahold’s U.S. Foodservice operations, which were divested in 2007. In 2014, we completed the sale of our Slovakian business to Condorum, an agreement we had announced in November 2013. Ahold recorded a net loss of €1 million in 2014 on this divestment, with negative cash proceeds amounting to €34 million.

For further information about discontinued operations, see Note 5 to Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report.

Underlying Operating Income and Underlying Operating Income Margin

€ million except percentages	Financial years ended			Change		Change

	January 1,	January 3,	December 28	2016 vs. 2015		2015 vs. 2014

	2017	2016	2014	Actual	%	Actual	%

Operating income	1,584	1,318	1,250	266	20.2%	68	5.4%
Adjusted for:
Impairments	104	39	31	65		8
(Gains) losses on the sale of assets	(22)	(18)	(20)	(4)		2
Restructuring and related charges and other items	233	122	6	111		116
Underlying operating income(1)	1,899	1,461	1,267	438	30.0%	194	15.3%
Underlying operating income margin(1)	3.8%	3.8%	3.9%

(1) These amounts are not measures determined in accordance with IFRS. See the section entitled “Non-GAAP Financial Measures and Operating Metrics” included in this Item 5 for a discussion regarding the limitations on the use of such measures and Item 3. “Key Information – A. Selected Financial Measures and Operating Metrics” for a reconciliation to operating income.

The following table sets forth, for the period indicated, our underlying operating income as well as the underlying operating margin by segment:

	Financial years ended

	January 1, 2017		January 3, 2016		December 28, 2014

	€ million	in %	€ million	in %	€ million	in %

Ahold USA	936	3.9%	940	4.0%	738	3.8%
Delhaize America	252	3.6%
The Netherlands	636	4.9%	578	4.6%	574	4.9%
Belgium	56	2.5%
Central and Southeastern Europe	127	3.6%	27	1.5%	19	1.2%
Global Support Office	(108)	N/A	(84)		(64)

Total	1,899	3.8%	1,461	3.8%	1,267	3.9%

Underlying operating income for our Group was €1,899 million in 2016, up €438 million, or 30.0%, versus €1,461 million in 2015. Underlying operating income margin in 2016 was 3.8%, identical to 2015. At constant exchange rates, underlying operating income was up by €432 million, or 29.5%, compared to 2015; €393 million of this increase can be attributed to the merger with Delhaize Group.

Underlying operating income was €1,461 million in 2015, up €194 million, or 15.3% versus €1,267 million in 2014. Underlying operating income margin in 2015 was 3.8%, compared to 3.9% in 2014. At constant exchange rates, underlying operating income was up by €51 million, or 3.6%, compared to 2014.

In 2015, we completed a €350 million cost and efficiency program. This enabled us to continue to invest in our competitive position and, at the same time, our businesses benefited from optimized store processes and improved sourcing. At Ahold USA, as part of our Simplicity program, we implemented a reorganization of our head office support roles to improve efficiency.

Ahold USA

In 2016, underlying operating income at Ahold USA was €936 million, down by €4 million, or 0.4%, from €940 million in 2015. At constant exchange rates, underlying operating income at Ahold USA decreased by 1.0%. Ahold USA’s underlying operating income margin in 2016 was 3.9%, down 0.1 percentage points compared to 2015. The 2015 margin was positively impacted by the additional week in 2015.

In 2015, underlying operating income at Ahold USA was €940 million, up by €202 million, or 27.4%, from €738 million in 2014. At constant exchange rates, underlying operating income at Ahold USA increased by 6.4%. Ahold USA’s underlying operating income margin in 2015 was 4.0%, up 0.2 percentage points compared to 2014. The improvement reflects better operational performance across the businesses. Favorable commodity prices and lower gasoline sales, due to falling gasoline prices, with a higher margin had a positive impact on the operating margin, but were largely offset by lower reimbursements on pharmacy products.

Delhaize America

For the period July 24, 2016 until January 1, 2017, underlying operating income at Delhaize America was €252 million. Underlying operating income margin for the period was 3.6%.

The Netherlands

In 2016, underlying operating income in the Netherlands was €636 million, up by €58 million, or 10.0% from €578 million in 2015. The underlying operating margin of The Netherlands was 4.9% in 2016, up 0.3% percentage points compared to 2015. Excluding bol.com, the underlying operating income margin was 5.4% in 2016, up by 0.4 percentage points compared to 2015.

Our online businesses in the Netherlands operate at a lower margin and their accelerated growth has a dilutive impact on the segment’s overall margin. In 2016, this dilutive affect was slightly higher, at 0.1 percentage points, compared to 2015 as result of the strong sales growth of our online businesses.

In 2015, underlying operating income in the Netherlands was €578 million, up by €4 million, or 0.7%, from €574 million in 2014. The underlying operating margin of The Netherlands was 4.6% in 2015, down 0.3 percentage points compared to 2014. Excluding bol.com, the underlying operating income margin was 5.0% in 2015, down by 0.2 percentage points compared to 2014.

Our online businesses in the Netherlands operate at a lower margin and their accelerated growth has a dilutive impact on the segment’s overall margin. In 2015, this dilutive effect was in line with our full-year expectations of 25 basis points.

In addition, in 2015, the underlying operating income margin in The Netherlands was negatively impacted by higher pension costs as a result of lower interest rates as well as one-off costs from the glassware collection campaign in the first quarter of 2015.

Belgium

For the period July 24, 2016- January 1, 2017, underlying operating income in Belgium was €56 million.

Belgium’s underlying operating income margin in 2016 was 2.5%.

Central and Southeastern Europe

In 2016, underlying operating income in CSE was €127 million, up by €100 million, or 370.4%, from €27 million in 2015. In 2016, underlying operating income margin in CSE was 3.6%, which was 2.1 percentage points higher than in 2015. This increase was driven by the newly added market areas, as Greece, Romania and Serbia operated at a higher margin than the Czech Republic.

In 2015, underlying operating income in the Czech Republic was €27 million, up by €8 million, or 42.1%, from €19 million in 2014. 2015 also included €7 million of non-recurring costs related to the SPAR integration (2014: €12 million). In 2015, underlying operating income margin in the Czech Republic was 1.5%, which was 0.3 percentage points higher than in 2014, and is mainly a result of the aforementioned non-recurring costs related to the SPAR integration. In 2015, Albert successfully completed the rebranding of all of the former SPAR stores and the divestment of five stores, as part of an antitrust requirement related to the SPAR acquisition. Total one-off costs recognized in 2015 were €21 million, of which €7 million have been recognized in underlying operating income and €14 million as restructuring charges.

B.	LIQUIDITY AND CAPITAL RESOURCES

Existing and Future Cash Requirements

Ahold Delhaize views available cash balances and funds from operating activities as its primary sources of liquidity, complemented with access to external sources of funds when deemed to be required. Ahold Delhaize manages short-term liquidity based on projected cash flows. As of January 1, 2017, the Company’s liquidity position primarily consisted of €3,134 million of cash (including short-term deposits and similar instruments and current portion of assets available-for-sale, adjusted for cash held under a notional cash pooling arrangement), and the fully undrawn €1 billion revolving credit facility. Based on the current operating performance and liquidity position, the Company believes that cash provided by operating activities and available cash balances will be sufficient for working capital, capital expenditures, interest payments, dividends and scheduled debt repayment requirements for the next 12 months and the foreseeable future. Ahold Delhaize subsidiaries are subject to applicable legal and regulatory restrictions in connection with any transfer of funds, as stipulated by, among others, governmental bodies or tax regulations in all countries in which Ahold Delhaize operates. Ahold Delhaize’s subsidiaries are not subject to any additional restrictions as a result of finance agreement covenants.

Capital Risk Management

The Company’s primary objective in terms of managing capital is the optimization of its debt and equity balances in order to sustain the future development of the business, maintain a solid investment grade credit rating and maximize shareholder value. Ahold Delhaize may balance its overall capital structure in a number of ways, including through the payment of dividends, capital repayment, new share issues and share buybacks as well as the issuance of new debt or the redemption of existing debt. Prior to consummation of the announced merger with Delhaize Group, Ahold returned approximately €1 billion to its shareholders through a reverse stock split and capital return. The Ahold capital return resulted in a decrease in the distributable share premium and a decrease in cash and cash equivalents of approximately €1.0 billion. The weighted average number of shares in the earnings per share calculation was adjusted only from the date of the capital return and reverse stock split and not retrospectively because the reduction in the number of ordinary shares outstanding was the result of a corresponding reduction in resources. See Note 20 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for share buyback and capital repayment activities in the periods under review.

Credit Ratings

Maintaining investment grade credit ratings is a cornerstone of Ahold Delhaize’s strategy because such ratings serve to lower the cost of funds and facilitate access to a variety of lenders and markets. Our current credit ratings from the solicited rating agencies are as follows:

•	Standard & Poor’s: corporate credit rating BBB with a stable outlook as of June 2009 (previous rating BBB- assigned in 2007)
•	Moody’s: issuer credit rating Baa2 as of August 2015 (previous rating Baa3 assigned in 2007). The outlook was revised from stable to positive in August 2016.

Cash Flows

The following table summarizes the cash flows from operating, investing and financing activities.

€ million	Financial year ended
	January 1, 2017	January 3, 2016	December 28, 2014

Net cash from operating activities	2,893	2,133	1,876
Net cash from investing activities	1,470	(1,124)	109
Net cash from financing activities	(2,249)	(936)	(2,990)

Net Cash from Operating Activities

Net cash from operating activities was €2,893 million, €2,133 million and €1,876 million during 2016, 2015 and 2014, respectively. The increase of €760 million in 2016 over 2015 was primarily due to the addition of new operations as a result of the merger with the Delhaize Group (€781 million). The increase of €257 million in 2015 over 2014 was primarily due to a higher operating income mainly influenced by the stronger U.S. dollar.

Net Cash from Investing Activities

Net cash from investing activities was €1,470 million in 2016 and €109 million in 2014, compared to net cash used in investing activities of €1,124 million in 2015. The increase of €2,594 million during 2016 is primarily due to the merger with Delhaize Group (€2,205 million compared to a cash outflow for business acquisitions of €150 million in 2015) and the change in short-term deposits and similar instruments (impact of €679 million). The €2,205 million balance from the merger with the Delhaize Group is primarily due to cash acquired of €2,251 million.

The decrease in 2015 versus 2014 of €1,233 million was mainly caused by the change in short-term deposits and similar instruments (impact of €1,469 million), partially offset by a cash-out of €291 million related to divestments in 2014 (mainly the settlement of the Waterbury litigation at U.S. Foodservice for €241 million).

Capital expenditures can be detailed as follows:

€ million except percentages	Financial years ended			Change		Change

	January 1, 2017	January 3, 2016	December 28, 2014	2016 vs. 2015		2015 vs. 2014
				Actual	%	Actual	%

Ahold USA	483	448	374	35	7.8%	74	19.8%
Delhaize America	219	—	—	219	—	—	—
The Netherlands	381	305	300	76	24.9%	5	1.7%
Belgium	74	—	—	74	—	—	—
CSE	123	49	37	74	151.0%	12	32.4%
GSO	22	2	21	21	1,050.0%	(19)	(90.5)%

Total regular capital expenditures	1,302	804	732	498	61.9%	72	9.8%
Acquisitions through business combinations	(2,205)	150	190	(2,355)	(1,570.0)%	(40)	(21.1)%

Total capital expenditures	(903)	954	922	(1,857)	(194.7)%	32	3.5%

Capital expenditures were primarily related to the construction, remodeling and expansion of stores and supply chain (including online) and IT infrastructure improvements. Acquisitions through business combinations primarily include the assets acquired through the merger with Delhaize Group in 2016, the acquisition of 25 A&P stores in the United States in 2015 and the acquisition of SPAR in the Czech Republic in 2014.

Excluding acquisitions through business combinations, capital expenditures were €1,302 million in 2016. The increase of €498 million in 2016 mainly relates to the merger and the construction of bol.com’s new distribution center. Under IFRS, the merger with the Delhaize Group is accounted for as a business combination following the acquisition method. In 2016, acquisition capital expenditures included the merger with the Delhaize Group.

Net Cash from Financing Activities

Net cash used in financing activities was €2,249 million in 2016, €936 million in 2015 and €2,990 million million in 2014. The higher outflow of €1,313 million during 2016 was primarily the result of (i) €1,001 million in returns to shareholders through a capital repayment and reverse stock split, prior to the completion of the merger between Ahold and Delhaize Group, versus a share buyback of €161 million in 2015 and (ii) the buyback of the JPY 33 billion notes and the unwinding of the corresponding derivative (€543 million). The lower outflow of €2,054 million in 2015 compared to 2014 is mainly the result of no share capital repayment (versus €1,008 million in 2014) and a significantly lower share buyback: €161 million in 2015 compared to €1,232 million in 2014.

Loans

On November 15, 2016, Ahold Delhaize executed a buyback and cancellation of the outstanding principal amount of its JPY 33 billion floating rate notes, due May 2031 (“JPY notes”) and the unwinding of the associated yen / euro cross currency interest rate swap for a total consideration of €543 million. Together, the JPY notes and the swap represented a synthetic €299 million long-term liability at an annual interest rate of 7.065% (see Note 30 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for additional information related to the JPY cross-currency swap). The buyback of the JPY notes resulted in a one-off finance cost of €243 million, before tax. This cost included a €213 million release from equity to the income statement relating to the unwinding of the swap for which hedge accounting was applied (refer to Note 9 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report). The cost of buying back the JPY notes and unwinding the swap has been funded from available cash.

No significant notes were issued or repaid in 2015 and 2014.

The fair values of financial instruments, corresponding derivatives, and the foreign exchange and interest rate risk management policies applied by Ahold Delhaize are disclosed in Note 30 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report.

The notes in the table below were issued by Ahold Delhaize or one of its subsidiaries, the latter of which are guaranteed by Ahold Delhaize unless otherwise noted. The amortization of the fair-value allocation to the debt acquired through business combinations is allocated to the respective maturity brackets.

	Outstanding notional redemption amount January 1, 2017			Non-current portion				Non-current portion

€ million, unless otherwise stated			Current portion within 1 year	Between 1 and 5 years	After 5 years	Total January 1, 2017	Current portion within 1 year	Between 1 and 5 years	After 5 years	Total January 3, 2016
GBP 500 notes 6.50%, due 2017(1)	GBP	250	292	—	—	292	—	334	—	334
USD 450 notes 6.50%, due 2017(2)	USD	172	168	—	—	168	—	—	—	—
EUR 400 notes 4.25%, due 2018(2)	EUR	400	16	413	—	429	—	—	—	—
USD 300 notes 4.125%, due 2019(2)	USD	130	3	127	—	130	—	—	—	—
USD 94 indebtedness 7.82%, due 2020	USD	28	10	17	—	27	9	26	—	35
EUR 400 notes 3.125%, due 2020(2)	EUR	400	12	426	—	438	—	—	—	—
USD 71 indebtedness 8.62%, due 2025	USD	71	—	21	47	68	—	8	57	65
USD 71 notes 8.05%, due 2027(2)	USD	71	2	8	81	91	—	—	—	—
USD 500 notes 6.875%, due 2029	USD	500	—	—	475	475	—	—	460	460
USD 271 notes 9.00%, due 2031(2)	USD	271	5	23	333	361	—	—	—	—
JPY 33,000 notes LIBOR plus 1.5%, due 2031			—	—	—	—	—	—	253	253
USD 827 notes 5.70%, due 2040(2)	USD	827	4	20	935	959	—	—	—	—
Deferred financing costs			—	(2)	(2)	(4)	—	(1)	(2)	(3)
Total notes			512	1,053	1,869	3,434	9	367	768	1,144
Other loans			2	—	3	5	—	1	2	3
Financing obligations(3)			23	115	247	385	22	102	273	397
Mortgages payable(4)			2	15	9	26	—	2	7	9
Total loans			539	1,183	2,128	3,850	31	472	1,050	1,553

(1)	During 2005, the Company bought back GBP 250 million of the notes. The remaining notional redemption amount of GBP 250 million (€293 million) has been netted with €1 million as of January 1, 2017 (January 3, 2016: €6 million), representing an amount, amortized over the remaining terms of the notes, that relates to a hedging instrument that stopped qualifying for fair-value hedge accounting. The remaining notional amount of the GBP 250 million was swapped to U.S. dollars (see Note 30 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for additional information).

(2)	Acquired through business combinations (refer to Note 4 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report).

(3)	The weighted average interest rate for the financing obligations amounted to 7.6% in 2016 (2015: 7.6%).

(4)	Mortgages payable are collateralized by buildings and land. The weighted average interest rate for these mortgages payable amounted to 5.4% in 2016 (2015: 5.6%).

In additions to the loans mentioned above, Ahold Delhaize had €1,960 million of finance lease liabilities and €497 million of cumulative preferred financing shares at the end of 2016, which are both part of our financial liabilities. See Note 22 “Other non-current financial liabilities,” included in Item 18 of this Form 20-F Report for further information.

Debt covenants

We are subject to certain financial and non-financial covenants related to the long-term debt instruments indicated above.

The Company has a Euro Medium Term Note (EMTN) program that had an aggregate of €293 million of outstanding notes as of January 1, 2017. The notes issued under the program include the remaining outstanding balance of GBP 500 million notes, maturing in 2017. The notes issued under the EMTN program contain customary restrictive covenants.

Indentures covering the notes due in 2017 ($), 2019 ($), 2020 (€), 2027 ($), 2029 ($) and 2040 ($), the debentures due in 2031 ($) and the retail bond due in 2018 (€) contain customary provisions related to events of default as well as restrictions in terms of negative pledges, liens, sale and leasebacks, mergers, transfers of assets and divestitures. The 2017 ($), 2019 ($), 2020 (€) and 2040 ($) notes and the 2018 (€) bonds also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event. While these long-term debt instruments contain certain accelerated repayment terms, none contain accelerated repayment clauses that are subject solely to downgrades in our credit rating (“rating event”). None of the debt covenants restrict the ability of our subsidiaries to transfer funds to the parent.

At January 1, 2017, January 3, 2015, and December 28, 2014, we were in compliance with all covenants for long-term debt.

Credit facilities, short-term borrowings and bank overdrafts

Ahold Delhaize has access to a €1.0 billion committed, unsecured, multi-currency and syndicated credit facility that was amended and extended in February 2015, whereby the Company reduced the size of the credit facility from €1.2 billion to €1.0 billion (providing for the issuance of $275 million in letters of credit). At the same time, the facility was extended to 2020 with two potential extensions after 12 and 24 months that would take the facility to 2021 and 2022, respectively. In February 2016, the first extension was successfully agreed with the lenders. In February 2017, the Company requested that the lenders consent to a second extension. Out of the €1 billion credit facility, €923 million has been agreed with the lenders to extend to 2022. The credit facility contains customary covenants and is subject to a financial covenant that requires Ahold Delhaize, in the event that its corporate rating from Standard & Poor’s and Moody’s is lower than BBB / Baa2, respectively, not to exceed a maximum leverage ratio (as defined in the facility agreement, the ratio of consolidated total net borrowings to consolidated operating income before depreciation and amortization) of 4.0:1. At January 1, 2017, January 3, 2016, and December 28, 2014, we were in compliance with these covenants. As of January 1, 2017, there were no outstanding borrowings under the facility.

The rate of interest on each loan under the credit facility would be the percentage rate per annum equal to the aggregate of the applicable margin and LIBOR or EURIBOR for that specific term. As LIBOR or EURIBOR rates might fluctuate during the life of the credit facility, these rates are commonly referred to as “floating rate” borrowings. In addition, Ahold Delhaize pays a letter of credit fee on the outstanding amount. The rate is computed based on three fixed elements: a fronting fee, a utilization fee and a margin fee based on Ahold Delhaize’s credit rating.

As of January 1, 2017, a standby letter of credit facility for a total amount of $226 million (€214 million) was issued and fully drawn to guarantee self-insurance related obligations. Ahold Delhaize also has access to a total of €341 million in uncommitted credit facilities to cover working capital requirements, issuance of guarantees and letters of credit, of which €72 million was utilized as of January 1, 2017.

Bank overdrafts include an amount of €1,184 million that relates to overdraft positions of a notional cash pool arrangement. This bank overdraft is fully offset by an identical amount included under “Cash and cash equivalents” (see Notes 19 and 30 of Ahold Delhaize’s consolidated financial statements, included in Item 18 of this Form 20-F Report).

C.	RESEARCH & DEVELOPMENT, PATENTS AND LICENSES, ETC.

We operate 21 local brands serving more than 50 million customers in 11 countries and maintain all of the licenses (e.g., pharmacy, liquor) legally required to operate in those markets. Our local brands focus on investing in own-brand product ranges to improve our customer proposition and competitive edge. We invest in our IT infrastructure and operating systems and develop software for internal use mainly to operate smarter, achieve cost efficiencies and improve and grow our omni-channel offering. Software development costs that meet the capitalization criteria under IFRS are included in intangible assets.

We had no significant research and development expenses during 2016, 2015 or 2014.

D.	TREND INFORMATION

Macro trends

Economics

Customers are very focused on value. In the past year, some notable events in the political world impacted our market areas, including the Brexit referendum in June, when UK citizens voted to leave the EU – which could impact the future European economy, trade partnerships and international businesses, and the culmination of the presidential election in the U.S. in November. While the U.S. economy will most likely outpace other advanced economies in terms of GDP, we see competition intensifying as a consequence of the price investments retailers are making to attract value-focused customers. Although the 2017 growth prospects for Europe remain relatively stable, the outcomes of the elections in France, Germany, Italy and the Netherlands and their unknown policy implications will most likely influence Europe’s economic conditions.

Demographics

We continue to see population growth slowing down in our markets, especially in Europe, and an aging consumer base. The communities we operate in are becoming increasingly diverse in terms of ethnicity, household composition, affluence and urban versus suburban.

Resource availability

With a changing climate and growing global demand for food, natural resources are increasingly under stress. The increasing scarcity of natural resources, such as water and soil nutrients, will continue to impact agriculture and affect how we source products in the future. Since commodities like corn, wheat and rice are at the core of the products we sell, “commodity crunches” could substantially impact our businesses.

Technology

Unprecedented technological change is underway across the globe - and it has direct implications for the retail industry. Everyday objects in people’s homes, such as televisions, refrigerators, and personal wearables are getting connected to the Internet, and are measuring and generating data. This data enables companies to build more intimate relationships with shoppers by understanding their personal preferences and being able to cater to them - or even predict new ones. It also makes possible artificial intelligence and automated devices such as self-driving cars and delivery drones.

Consumer trends

Value

Consumers’ continued focus on value and budget-consciousness comes in the wake of the post-2008 economic downturn and the growth of low-cost players operating stores and online. At the same time, customers are redefining what value means to them. They are less loyal to brands and formats, and online and mobile technology makes it quick and easy to compare offers - so providing great value for money remains a license to operate. Being affordable increasingly means being able to present customers with the right personalized offers at the right time.

Convenience

Customers have busy lifestyles and are increasingly pressed for time. While their awareness of healthy eating is on the rise, both the time they have available and their ability to cook these foods is on the decline - especially among millennials. This explains the growing popularity of fresh ready meal offerings that can be eaten immediately or quickly prepared at home. In addition, customers are looking for smaller store formats that provide a fast and easy shopping experience, convenient locations that reduce their travel time and cost, and multiple delivery options for their online orders.

Health and well-being

Although consumers have become more aware of the relationship between food they eat and their overall health and well-being, diet-related diseases - such as heart disease, diabetes and malnutrition – remain a growing worldwide issue. Customers increasingly demand transparency on product ingredients. For example, they want to understand the effects on their health from additives like sweeteners and artificial colors, but also from the use of plastics in packaging and the preventative use of antibiotics in animals and poultry have on their health. Consumers inspired to strive for healthier and cleaner lifestyles are prioritizing fruits, vegetables, nuts and grains and are increasingly adopting a vegetarian or vegan diet.

Transparency and sustainability

Food is safer today than ever before. At the same time, people are increasingly interested in where their food comes from and how their buying decisions can impact the environment and people’s lives all over the world, for example through climate change or working conditions. They expect retailers to help them make responsible choices, and to ensure the integrity of the supply chain wherever they can.

Connection and communities

In all our markets, people are searching for a feeling of community and personal connection. They are finding it in traditional ways, through involvement in their local neighborhoods, but also in new ways, through social media and online communities. They want to connect with others who have common interests and shared values. Customers increasingly buy local products and support local businesses to feel more involved in their communities.

Industry trends

Consolidation

There is a great deal of consolidation, in both the retail and consumer packaged goods industry, which is continuing to drive scale. This is especially apparent in the U.S. where companies are seeking scale advantages in sourcing and other areas. Another trend that is currently emerging is “vertical integration,” in which retailers acquire specific parts of the value chain to be able to innovate, be more transparent or lower their costs.

Diversification

There is much diversification taking place in terms of channels and formats in the retail industry. More and more, customers are doing their food shopping at multiple retail brands in multiple segments - they do not distinguish between formats, but just want to get their favorite products at the best possible price. Retailers are developing their formats in response to customer needs, leading to increased competition across additional formats. Customers are showing a preference for small formats that emphasize specialty products, urban locations and convenience, while discounters continue to grow by improving their offering and increasing their advertising. The convenience channel is growing at one of the fastest rates of all physical grocery channels.

Online and mobile

The global eCommerce market continues to expand, and is expected to grow by 10-15% each year through 2020 - and food eCommerce is expected to grow even more quickly. Online grocery has reached a tipping point as companies make it beyond the pilot stage and some start to become profitable. Traditional retailers are developing deeper relationships with third-party delivery services to help them keep up with the challenges of “last-mile” logistics. There is growing demand for same-day and instant delivery as customer expectations for convenience increase. Pure online companies are looking for physical touch points to connect with consumers, even launching store based formats to enhance the convenience and customer service they can provide.

E.	OFF-BALANCE SHEET ARRANGEMENTS

Ahold Delhaize uses customary off-balance sheet arrangements, such as operating leases, guarantees and letters of credit, to finance its business. Except as described below, none of these arrangements has had or is likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. See Note 23 and Note 34 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for further information.

Multi-Employer Plans

A significant number of union employees in the United States are covered by multi-employer plans based on obligations arising from collective bargaining agreements. These plans provide retirement and other benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Trustees are appointed in equal number by employers and unions and they are typically responsible for oversight of the investment of the assets and administration of the plan. Contribution rates and benefit levels are generally determined through the collective bargaining process between the participating employers and unions. None of Ahold Delhaize collective bargaining agreements require that a minimum funding requirement exists for these plans.

Most of these plans are defined contribution plans. All plans that are defined benefit plans, on the basis of the terms of the benefits provided, are accounted for as defined contribution plans because sufficient information is not available to account for these plans as defined benefit plans. These plans are generally flat dollar benefit plans. Ahold Delhaize is only one of several employers participating in each of these plans and there is no reliable basis to accurately determine Ahold Delhaize’s share of plan obligations and assets following defined benefit accounting principles. Furthermore, the financial statements of the multi-employer plans are drawn up on the basis of other accounting policies than those applied by Ahold Delhaize. Consequently, these multi-employer plans are not included in Ahold Delhaize’s balance sheet.

The risks of participating in multi-employer plans are different from the risks of single employer plans. Ahold Delhaize’s contributions may be used to provide benefits to employees of other participating employers. Ahold Delhaize may become obligated for a plan’s unfunded obligations if other participating employers cease to participate in the plan. Similarly, if a number of employers cease to have employees participating in the plan, Ahold Delhaize could be responsible for an increased share of the plan’s deficit. If Ahold Delhaize withdraws from a plan, it may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability. See “Risk Factors-Risks Relating to our Business-Increasing costs associated with our defined benefit pension plans may adversely affect our operating results, financial position or liquidity” in Item 3D of this Form 20-F Report. See Note 23 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for further information.

Guarantees

Ahold Delhaize has issued several guarantees to third parties. See Note 34 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report.

Representations and Warranties as Part of the Sale of Ahold Delhaize’s Operations

Ahold Delhaize has provided, in relevant sales agreements, certain customary representations and warranties including, but not limited to, completeness of books and records, title to assets, schedule of material contracts and arrangements, litigation, permits, labor matters, and employee benefits and taxes. These representations and warranties will generally terminate, depending on their specific features, a number of years after the date of the relevant transaction completion date. See Note 34 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes Ahold Delhaize’s expected maturity profile based upon contractual undiscounted payments as of January 1, 2017.

€ million	Payments due by period

	Total	Less than one year	Between one and three years	Between three and five years	More than five years

Total loans(1)	5,558	696	923	758	3,181
Financial lease obligations(2)	2,771	318	586	497	1,370
Cumulative preferred financing shares(3)	95	19	35	29	12
Reinsurance	242	84	96	39	23
Derivative liabilities	107	26	9	10	62
Operating lease obligations(4)	7,489	1,171	1,979	1,483	2,856
Capital investments commitments(5)	294	285	8	1	—
Purchase obligations(6)	1,086	754	249	71	12
Total	17,642	3,353	3,885	2,888	7,516

(1)	See Notes 21 and 30 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for more information. The undiscounted cash flows in the table include both the nominal amounts and interest.
(2)	These amounts represent the present value of minimum lease payments, being both the future minimum lease payments and interest portion. See Notes 22 and 30 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for more information.
(3)	Ahold Delhaize’s cumulative preferred financing shares have no maturity. For the purpose of the table above, the future cash dividend cash flows were calculated until the coupon reset date of each of the four share-series (2018, 2020, 2023 and 2028). No liability redemption was assumed. Actual cash flows may differ. See also Note 22 and Note 30 to Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report.
(4)	These amounts represent the aggregated amounts of Ahold Delhaize’s minimum lease commitments payable to third parties under non-cancellable operating lease contracts. See Note 33 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for more information.
(5)	Ahold Delhaize’s share in the capital investment commitments of its unconsolidated joint ventures JMR and Super Indo, which are not included in the table above, amounted to €7 million. See Note 34 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for more information.
(6)	Ahold Delhaize enters into purchase commitments with vendors in the ordinary course of business. Ahold Delhaize has purchase contracts with some vendors for varying terms that require Ahold Delhaize to buy services and predetermined volumes of goods and goods not-for-sale at fixed prices. Not included in the purchase commitments are those purchase contracts for which Ahold Delhaize has received advance vendor allowances, such as up-front signing payments in consideration of its purchase commitments. These contracts generally may be terminated without satisfying the purchase commitments upon the repayment of the unearned portions of the advance vendor allowances. The unearned portion of these vendor allowances is recorded as a liability on the balance sheet. See also Note 34 of Ahold Delhaize’s consolidated financial statements included in Note 18 of this Form 20-F Report.

The table above does not include the expected payments for our obligations for pensions and other post-employment benefits plans and self-insurance provisions because we are unable to estimate the timing of these future payments. As of January 1, 2017, we had recognized an accrued benefit liability of €659 million and self-insurance provisions of €885 million. See Notes 23 and 24, respectively, included in Item 18 of this Form 20-F Report for further information including expected future payments.

Guarantees are not included, as these obligations typically arise as a result of contracts under which Ahold Delhaize agrees to indemnify a third-party against losses arising from a breach of representation and covenants related to matters such as title to assets sold, collectability of receivables, specified environmental matters, lease obligations assumed and certain tax matters. In each of these matters, payment is conditioned on the other party making a claim pursuant to the procedures specified in the contract, and it is therefore not possible to predict the maximum potential amount of future payments under these agreements. See also Note 34 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for more information on guarantees.

G.	SAFE HARBOR

See “Cautionary Note Concerning Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

We are a public company (naamloze vennootschap) incorporated under Dutch law with a two-tier board structure. Our Supervisory Board is an independent corporate body responsible for supervising and advising our Management Board and overseeing the general course of affairs and strategy of our Company. Our Management Board has ultimate responsibility for the overall management of our Company. We also have an Executive Committee comprised of the members of our Management Board as well as certain of our other key officers. Our Executive Committee is led by our Chief Executive Officer and is accountable to our Management Board. Our Management Board is supervised and advised by our Supervisory Board. Our Management Board and Supervisory Board are accountable to our shareholders.

Supervisory Board

Our Supervisory Board is an independent corporate body responsible for supervising and advising our Management Board and overseeing the general course of affairs and strategy of our Company. Our Supervisory Board is guided in its duties by the interests of our Company and the enterprise connected with us, taking into consideration the overall good of the enterprise and the relevant interests of all our stakeholders. Dutch law and the rules of procedure of our Executive Committee and our Management Board (we refer to Exhibit 1.3 to this Form 20-F Report) require the approval of our Supervisory Board for certain major resolutions proposed to be taken by our Management Board, including (i) the annual budget; (ii) any merger, demerger or joint venture; (iii) any acquisition or disposal of shareholdings from or to a third party (other than our subsidiary or another member of Ahold Delhaize) with a value or capital commitment (including any assumed debt or liabilities) exceeding €50 million; (iv) any transaction as a result of which Ahold Delhaize will enter into new national markets; (v) general capital investments exceeding €50 million; (vi) transactions to add new stores through acquisitions or construction exceeding €50 million; (vii) equity investments or disposals in franchises or leases exceeding €50 million; (viii) the initiation or settlement of any litigation or claim with a value exceeding €50 million; (ix) any programs, facilities or contracts (which include but are not limited to borrowing and investment facilities and bond debt programs), with a term of more than one year, which are not included in the annual budget and exceed a value of €250 million; (x) the issuance of any shares or a right to obtain shares (including stock options and conditional shares for employees, not resulting from an approved general incentive program); (xi) any dividend payments other than the required dividend payment on our cumulative preferred financing shares or relating to our cumulative preferred shares; (xii) applying for listing or withdrawing of the official listing of securities on any exchange, (xiii) applying for a moratorium of payments or filing of a bankruptcy petition with respect to us, (xiv) terminating the employment of a significant number of employees of our Company or any of our subsidiaries at the same time or within a short timespan, (xv) transfer of the business or virtually all of the business to a third party; (xvi) entry into or termination of long-term cooperation by us or any of our subsidiaries (dochtermaatschappij) with another legal entity or partnership or as a general partner with full liability in a limited or general partnership if such cooperation or the termination thereof is of far-reaching significance for us; and (xvii) acquisition or disposal by us or any of our subsidiaries of a participation in the capital of another company the value of which equals at least a third of the amount of the assets according to the consolidated balance sheet with explanatory notes attached to our annual accounts as most recently adopted. Resolutions with respect to matters under (xv), (xvi) and (xvii) also require the approval from our General Meeting of Shareholders.

Members of the Supervisory Board

Our Supervisory Board has, as of the date of this Form 20-F Report, fourteen members.

Name	Current Position	Position Since	Term Expires(1)
Mats Jansson	Chairman	July 24, 2016	2020
Jan Hommen	Vice Chairman	October 1, 2013	April 12, 2017
Jacques de Vaucleroy	Vice Chairman	July 24, 2016	2020
Jack Stahl	Member	July 24, 2016	2020
Ben Noteboom	Member	April 28, 2009	April 12, 2017
Bill McEwan	Member	July 24, 2016	2020
Rob van den Bergh	Member	April 20, 2011	2019
Stephanie Shern	Member	May 18, 2005	April 12, 2017
Mark McGrath	Member	April 23, 2008	2020
René Hooft Graafland	Member	January 1, 2015	2018
Mary Anne Citrino	Member	March 14, 2016	2020
Johnny Thijs	Member	July 24, 2016	2020
Patrick De Maeseneire	Member	July 24, 2016	2020
Dominique Leroy	Member	July 24, 2016	2020

(1)	Terms expire on the date of the annual General Meeting of Shareholders.

The following table sets forth the names of the members of our Supervisory Board and their board positions, their ages, present principal occupation or employment and other directorships as of February 28, 2017.

Name	Age	Present Principal Occupation or Employment, Employment History and other Directorships
Mats Jansson	65

Mats Jansson has served as Chairman of Ahold Delhaize’s Supervisory Board since July 24, 2016, and is a member of the Governance and Nomination Committee. Prior to the merger between Ahold and Delhaize, he served as Chairman of Delhaize’s Board of Directors starting in 2012.

Mats was CEO of the Scandinavian airline SAS from 2006 to 2010. Prior to that, he served as president and CEO of Axel Johnson AB from 2005 to 2006, CEO of Axfood from 2000 to 2005, CEO of Karl Fazer Oy from 1999 to 2000 and CEO of Catena/Bilia from 1994 to 1999. Mats began his career with ICA, holding positions of increasing responsibility over a period of more than 20 years and serving as president of ICA Detaljhandel and deputy CEO and chairman of the group from 1990 to 1994.

Currently, Mats is a member of the JPMorgan European Advisory Council, advisor to Prime Public Communications i Sverige AB and advisor to Advent Capital Management LLC.

Jan Hommen	73

Jan Hommen has served on Ahold Delhaize’s Supervisory Board since July 24, 2016, and is a member of the Governance and Nomination Committee. Prior to the merger between Ahold and Delhaize, he served as Chairman of Ahold’s Supervisory Board since 2013.

Jan was previously Vice Chairman of Ahold’s Supervisory Board and served as Chairman of the Audit Committee from 2003 to 2007. He is the former CEO of KPMG the Netherlands and was CEO of ING Group N.V., CFO and vice chairman of the board of management of Royal Philips Electronics N.V. and CFO of Aluminum Company of America Inc.

Currently Jan is chairman of Brabantse Ontwikkelings Maatschappij Holding B.V., chairman of the board of trustees of Tilburg University and United World College Nederland, and an advisor to Advent International PLC.

Jacques de Vaucleroy	56

Jacques de Vaucleroy has served on Ahold Delhaize’s Supervisory Board since July 24, 2016, and is a member of the Audit, Finance and Risk Committee and the Governance and Nomination Committee. Prior to the merger between Ahold and Delhaize, he served on Delhaize’s Board of Directors starting in 2005 and was Chairman of its Governance and Nomination Committee.

Jacques has spent most of his career within the ING group, where he was a member of the executive board and CEO of ING Insurance and Investment Management Europe. Jacques was a member of AXA’s management committee and CEO of the company’s Northern, Central and Eastern Europe business unit from 2010 until 2016. He also assumed global responsibility for the AXA Group’s life and savings and health businesses from 2011 until 2016.

Currently, Jacques is a member of the board of directors of Fidelity International Ltd and serves on the board of directors of several subsidiaries of Swiss Re Ltd. He is also a member of the advisory board of CVC Belgium.

Jack Stahl	63

Jack Stahl has served on Ahold Delhaize’s Supervisory Board since July 24, 2016, and is the Chairman of the Audit, Finance and Risk Committee and a member of the Governance and Nomination Committee. Prior to the merger between Ahold and Delhaize, he served on Delhaize’s Board of Directors from 2008 and was Chairman of its Audit and Finance Committee.

Jack is former president and CEO of Revlon. He started his professional career as an auditor at Arthur Andersen & Co. and then spent 22 years as an executive within the Coca-Cola Company, culminating in the role of president and chief operating officer. He also served as group president of Coca-Cola Americas and chief financial officer.

Jack is chairman of the board of managers of New Avon LLC and serves on the boards of Catalent Inc., Advantage Solutions LLC and the U.S. board of advisors of CVC Capital Partners Advisory Inc. He is also vice chairman and a member of the board of directors of The Boys and Girls Clubs of America.

Ben Noteboom	58

Ben Noteboom has served on Ahold Delhaize’s Supervisory Board since July 24, 2016, and is Chairman of the Governance and Nomination Committee and a member of the Remuneration Committee. Prior to the merger between Ahold and Delhaize, he was first appointed to Ahold’s Supervisory Board on April 28, 2009.

Ben is former CEO and chairman of the executive board of Randstad Holding N.V., to which he was appointed in 2001. He had first joined Randstad in 1993 and held various senior management positions during his time with the company.

Ben is a member of the supervisory board of Aegon N.V., chairman of its remuneration committee and a member of its audit committee. He is also a member of the supervisory board and audit committee of Wolters Kluwer N.V. and Koninklijke Vopak N.V., and a member of the boards of the Holland Festival Foundation and the Cancer Center Amsterdam.

Bill McEwan	60

Bill McEwan has served on Ahold Delhaize’s Supervisory Board since July 24, 2016, and is Chairman of the Remuneration Committee and a member of the Sustainability and Innovation Committee. Prior to the merger between Ahold and Delhaize, he served on Delhaize’s Board of Directors as of 2011 and was Chairman of the Remuneration Committee.

Bill is the former president and CEO of Sobeys Inc., and was a member of the board of directors of its parent company, Empire Company Limited.

Between 1989 and 2000, Bill held a variety of progressively senior marketing and merchandising roles with Coca-Cola Limited and Coca-Cola Bottling as well as with The Great Atlantic and Pacific Tea Company (A&P), both in Canada and in the United States. Bill served as president of A&P’s Canadian operations before his appointment as president and chief executive officer of the company’s U.S. Atlantic Region.

Bill is a member of the board of Agrifoods International Cooperative Ltd, Ultima Foods and Aimia Inc.

Rob van den Bergh	66

Rob van den Bergh has served on Ahold Delhaize’s Supervisory Board since July 24, 2016, and is Chairman of the Sustainability and Innovation Committee and a member of the Remuneration Committee. Prior to the merger between Ahold and Delhaize, he was first appointed to Ahold’s Supervisory Board on April 20, 2011.

Rob is the former CEO of VNU N.V. Prior to that, he held various other executive positions within VNU and was a member of the executive board from 1992 until his appointment as CEO in 2000.

Rob is the chairman of the supervisory board of the Nationaal Museum van Wereldculturen, and a member of the supervisory boards of Pon Holdings B.V., Iddink Groep B.V. and Novamedia. He is also a member of the advisory board of CVC Capital Partners.

Stephanie Shern	69

Stephanie Shern has served on Ahold Delhaize’s Supervisory Board since July 24, 2016, and is a member of the Audit, Finance and Risk Committee. Prior to the merger between Ahold and Delhaize, she was first appointed to Ahold’s Supervisory Board on May 18, 2005.

Stephanie was with Ernst & Young for over 30 years, most recently as vice chairman and global director of retail and consumer products and a member of Ernst & Young’s U.S. management committee.

She is the chair of the audit committee of Gamestop and a member of the board and audit committee of Abercrombie & Fitch. Stephanie is also a member of the advisory board of Pennsylvania State University’s accounting major program and a founding member of the Lead Director Network and of the Southwest Region of the United States Audit Committee Network, both organized by Tapestry Networks in the United States.

Mark McGrath	70

Mark McGrath has served on Ahold Delhaize’s Supervisory Board since July 24, 2016, and is a member of the Governance and Nomination and Sustainability and Innovation Committees. He was first appointed to Ahold’s Supervisory Board on April 23, 2008. Mark is a director emeritus of McKinsey & Company. He led the firm’s Americas Consumer Goods Practice from 1998 until 2004, when he retired from the company. Mark is a former director of GATX and Aware Inc.

Mark serves on the advisory council of the University of Chicago’s Booth Graduate School of Business. He is a trustee and serves on the executive committee of the Chicago Symphony Orchestra Association.

René Hooft Graafland	61

René Hooft Graafland has served on Ahold Delhaize’s Supervisory Board since July 24, 2016, and is a member of the Audit, Finance and Risk Committee. Prior to the merger between Ahold and Delhaize, he was appointed to Ahold’s Supervisory Board on April 16, 2014, with effect from January 1, 2015.

René previously held the position of CFO and member of the executive board of Heineken N.V. until April 2015. Before being appointed as a member of Heineken’s executive board in 2002, he held various international management positions with the company in Europe, Asia and Africa.

René is a member of the supervisory board and chairman of the audit committee of Wolters Kluwer N.V. and a member of the supervisory board and of the audit committee of Koninklijke FrieslandCampina N.V. He is also chairman of the supervisory board of Royal Theatre Carré and chairman of the board of Stichting African Parks Foundation.

Mary Anne Citrino	57

Mary Anne Citrino has served on Ahold Delhaize’s Supervisory Board since July 24, 2016, and is a member of the Audit, Finance and Risk Committee. Prior to the merger between Ahold and Delhaize, she was appointed to the Ahold’s Supervisory Board on March 14, 2016.

Mary Anne is a senior advisor to Blackstone. She joined the Blackstone Advisory Partners Group as senior managing director in 2004.

Mary Anne was employed at Morgan Stanley for over 20 years, during which she served as the global head of consumer products investment banking, co-head of healthcare services investment banking, and as a mergers and acquisitions analyst.

Currently Mary Anne is a director of Dollar Tree, Inc. and a member of its audit committee and nominating and corporate governance committee. She is a director of Aluminum Company of America Inc. and a member of its governance and nominating committee and public issues committee. Mary Anne is also chair of the audit committee and member of the finance, investment and technology committee of Hewlett Packard, Inc. and serves on the advisory council for the Center for Health and Wellbeing at Princeton University.

Johnny Thijs	64

Johnny Thijs has served on Ahold Delhaize’s Supervisory Board since July 24, 2016, and is a member of the Remuneration Committee. Prior to the merger between Ahold and Delhaize, he served on Delhaize’s Board of Directors starting in 2014.

Johnny was the former CEO of Belgian Post from 2002 to 2014 and served as CEO of TerBeke from 2000 to 2002.

Johnny started his career in 1974 at Vanderelst N.V. (Rothmans group) as product and marketing manager for Belgium. In 1981, he was appointed to the role of marketing and sales manager at Masterfoods N.V. (Mars Inc.) for Belgium, the Netherlands, Germany and France. In 1986, Johnny moved to Côte d’Or-Jacobs Suchard. Five years later, he joined Interbrew N.V. as executive vice president before becoming CEO for Europe, Asia Pacific and Africa from 1995 to 1999.

Johnny is chairman of the board of directors of Spadel SA, Betafence and Recticel, a member of the board of directors of H. Essers and an advisor to CVC Belgium and Lazard Frères Benelux.

Patrick De Maeseneire	59

Patrick De Maeseneire has served on Ahold Delhaize’s Supervisory Board since July 24, 2016, and is a member of the Audit, Finance and Risk Committee. Prior to the merger between Ahold and Delhaize, he served on Delhaize’s Board of Directors starting in 2015.

Patrick has been the CEO of Jacobs Holding AG, major shareholder of Barry Callebaut AG, since 2015. He is also chairman of the board of directors of Barry Callebaut. Patrick served as CEO of Adecco from 2009 to 2015, and as CEO of Barry Callebaut from 2002 to 2009.

Patrick started his professional career in 1980 as a consultant at Arthur Andersen. Between 1980 and 1997, he held executive positions at Wang, Apple, Sun International and the Belgian TV station VTM.

Dominique Leroy	52

Dominique Leroy has served on Ahold Delhaize’s Supervisory Board since 24 July, 2016 and is a member of the Sustainability and Innovation Committee. Prior to the merger between Ahold and Delhaize, she served on Delhaize’s Board of Directors starting in 2015. She began working at Belgacom SA in 2011 as vice president of sales for the consumer division. In 2012, Dominique held the position of executive vice president of the consumer business unit of Belgacom and was a member of the management committee of Belgacom Group. Prior to this, Dominique worked for 24 years at Unilever. She was managing director at Unilever (Belgium) and a member of the Unilever Benelux management committee.

Dominique has been the CEO of Proximus (formerly Belgacom) and a member of the board of directors of Proximus since 2014. She also serves as board member of the Proximus subsidiaries BICS, Be-Mobile and Proximus Art. In addition, Dominique serves as a board member at Lotus Bakeries and is chair of the international advisory board of Solvay Brussels School of Economics and Management.

Management Board

Our Management Board is responsible for the actions and decisions of our Executive Committee and the overall management of our Company. Our Management Board is supervised and advised by our Supervisory Board.

Members of the Management Board

As of the date of this Form 20-F Report, the members of our Management Board are as follows:

Name	Current Position	Management Board member since	Term Expires(1)
Dick Boer	President and Chief Executive Officer and Chairman of our Management Board and Executive Committee	May 3, 2007	2019
Frans Muller	Deputy Chief Executive Officer and Chief Integration Officer and a member of our Management Board and Executive Committee	July 24, 2016	2020
Jeff Carr	Chief Financial Officer and a member of our Management Board and Executive Committee	April 17, 2012	2020
Pierre Bouchut	Chief Operating Officer Europe and Indonesia and a member of our Management Board and Executive Committee	July 24, 2016	2020
Kevin Holt	Chief Operating Officer of Ahold USA and a member of our Management Board and Executive Committee	July 24, 2016	2020

(1)	Terms expire on the date of the annual General Meeting of Shareholders.

The table below sets forth the ages and biographical information about the members of our Management Board:

Name	Age	Biographical Information
Dick Boer	59

Dick Boer has served as Chief Executive Officer of Ahold Delhaize since July 24, 2016. Prior to the merger between Ahold and Delhaize, he had served as CEO of Ahold, appointed by the Supervisory Board on September 29, 2010, with an effective date of March 1, 2011. Before that, Dick had served as Chief Operating Officer of Ahold Europe since November 6, 2006.

Dick joined Ahold in 1998 as CEO of Ahold Czech Republic and was appointed President and CEO of Albert Heijn in 2000. In 2003, he became President and CEO of Ahold’s Dutch businesses and, on May 3, 2007, shareholders appointed him to the Management Board.

Prior to joining Ahold, Dick spent more than 17 years in various retail positions for SHV Holdings N.V. in the Netherlands and abroad and for Unigro N.V.

Dick is a board member of The Consumer Goods Forum and steward of the Future of Health and Healthcare System at the World Economic Forum 2017. He is also vice chairman of the executive board of The Confederation of Netherlands Industry and Employers (VNO-NCW). He is also a member of the advisory board of fashion retailer G-star RAW.

Frans Muller	55

Frans Muller has served as Deputy Chief Executive Officer and Chief Integration Officer of Ahold Delhaize since July 24, 2016. In addition, Delhaize America, including the Food Lion and Hannaford brands, has reported to him on an interim basis since October 2016. Prior to the merger between Ahold and Delhaize, Frans served as President and CEO of Delhaize Group from 2013.

Before joining Delhaize Group, Frans had worked for German retailer Metro AG for more than 15 years. From 2006 until 2013, he was a member of the Metro AG Management Board and, in 2008, he was appointed CEO of Metro Cash & Carry, where he served until 2013. He first joined Metro AG in 1997. After serving as operations director, he became managing director of its Dutch subsidiary, Makro. In 2002, Frans became a member of the board of Metro Cash & Carry International and was appointed regional director for Eastern Europe and Russia. He served as president for Asia Pacific and Russia / Ukraine from 2004 until he was appointed CEO of Metro Group Buying in 2005.

From 1988 to 1997, Frans worked for KLM Cargo, serving in various management and executive positions in Amsterdam, Frankfurt, Vienna and Singapore.

Frans is the president of the European Retail Round Table (ERRT) and serves on the board of directors of the Food Marketing Institute Inc.

Jeff Carr	55

Jeff Carr has served as Chief Financial Officer of Ahold Delhaize since July 24, 2016. Prior to the merger between Ahold and Delhaize, Jeff joined Ahold on November 14, 2011, as acting member of the Management Board and CFO. Ahold’s shareholders appointed him to the Management Board on April 17, 2012.

He began his career at Unilever, and held senior roles in finance at Associated British Foods, Reckitt Benckiser and Grand Metropolitan. From 2005 to 2009, he was group finance director and a member of the board at easyJet. Jeff was then appointed to the role of group finance director and a member of the board at FirstGroup, the leading transport operator in the UK and the U.S. Jeff has lived and worked in Europe and the U.S.

Pierre Bouchut	61

Pierre Bouchut has served as Chief Operating Officer Europe and Indonesia of Ahold Delhaize since July 24, 2016. Prior to the merger between Ahold and Delhaize, he had served as Executive Vice President and Chief Financial Officer of Delhaize Group since 2012.

Before joining Delhaize Group, Pierre was executive director of growth markets at Carrefour, overseeing operations in Latin America, Turkey, India, Indonesia and Malaysia. He also oversaw Carrefour’s personal financial services and real estate operations worldwide. Pierre had joined Carrefour in 2009 as group chief financial officer.

Pierre began his career in 1979, first at Citibank Paris and then Bankers Trust France SA. In 1988, he joined McKinsey & Company as a consultant in the corporate finance and integrated logistics practices. Two years later, Pierre joined Group Casino, where he successively held the positions of chief financial officer, managing director and CEO responsible for both the French and international operations. In 2005, Pierre became chief financial officer at Schneider Group.

Pierre is a non-executive director and chairman of the audit committee of Hammerson PLC and a non-executive director and chairman of the audit committee of Firmenich SA.

Kevin Holt	58

Kevin Holt has served as Chief Operating Officer of Ahold USA since October 2016, after serving as Chief Operating Officer of Delhaize America since July 24, 2016. Prior to the merger between Ahold and Delhaize, he was Executive Vice President of Delhaize Group and Chief Executive Officer of Delhaize America, starting in 2014.

Before joining Delhaize Group, Kevin served as president of retail operations for SuperValu. During his tenure there, the company owned the Albertsons, Jewel-Osco and Save-A-Lot chains and was the third largest food retailing company in the U.S.

Prior to SuperValu, Kevin worked for three years with Sears Holding Company and 14 years with Meijer, serving in various leadership positions including executive vice president of retail operations and senior vice president of information technology / services and strategic planning.

Kevin spent nine years at NCR delivering technology solutions to large and complex organizations before joining the retail industry.

Executive Committee

Our Executive Committee is responsible for managing our general affairs and ensuring that we can effectively implement our strategy and achieve our objectives. Our Executive Committee is comprised of the members of our Management Board as well as certain of our other key officers. Our Executive Committee is led by our Chief Executive Officer and is accountable to our Management Board. As of the date of this Form 20-F Report, the members of our Executive Committee are as follows:

Name	Current Position	Executive Committee member since
Dick Boer	President and Chief Executive Officer and Chairman of our Management Board and Executive Committee	May 3, 2007
Frans Muller	Deputy Chief Executive Officer and Chief Integration Officer and a member of our Management Board and Executive Committee	July 24, 2016
Jeff Carr	Chief Financial Officer and a member of our Management Board and Executive Committee	April 17, 2012
Pierre Bouchut	Chief Operating Officer Europe and Indonesia and a member of our Management Board and Executive Committee	July 24, 2016
Kevin Holt	Chief Operating Officer Ahold USA and a member of our Management Board and Executive Committee	July 24, 2016
Hanneke Faber	Chief e-Commerce and Innovation Officer and a member of our Executive Committee	September 1, 2013
Abbe Luersman	Chief Human Resources Officer and a member of our Executive Committee	November 1, 2013
Jan Ernst de Groot	Chief Legal Officer and a member of our Executive Committee	February 1, 2015

Marc Croonen	Chief Sustainability, Transformation and Communications Officer and a member of our Executive Committee	July 24, 2016

Executive Committee members who are not part of our Management Board are appointed – for an indefinite period of time – and dismissed by our Supervisory Board. Executive Committee members who are part of our Management Board do not automatically cease to be a member of the Executive Committee once their terms as members of the Management Board expire. They continue to be members of the Executive Committee until they are dismissed by our Supervisory Board or they resign.

The table below sets forth the ages and biographical information about the members of our Executive Committee other than for those individuals whose biographies are set forth above:

Name	Age	Biographical Information
Hanneke Faber	47

Hanneke Faber has served as Chief e-Commerce and Innovation Officer of Ahold Delhaize since July 24, 2016. Prior to the merger between Ahold and Delhaize, she served as Ahold’s Chief Commercial Officer since September 1, 2013. Hanneke is responsible for eCommerce, digital personalization, customer loyalty and media sales.

Before joining Ahold, Hanneke was vice president and general manager Global Pantene, Head & Shoulders and Herbal Essences at Procter & Gamble. She began her career at Procter & Gamble in 1992 and held various senior roles in marketing and general management in both Europe and the U.S.

Hanneke is a supervisory board member of Bayer AG and a member of the Leading Executives Advancing Diversity (LEAD) advisory board.

Abbe Luersman	49

Abbe Luersman has served as Chief Human Resources Officer and a member of Ahold Delhaize’s Executive Committee since July 24, 2016. She is responsible for Global Human Resources, including Talent and Diversity; Leadership and Development; Organizational Effectiveness and Design; and Total Rewards.

Prior to the merger between Ahold and Delhaize, Abbe had served as Ahold’s Chief Human Resources Officer and member of the Executive Committee from November 1, 2013. Before that, Abbe worked for Unilever, where she held various HR leadership roles, most recently as head of human resources for Unilever Europe. Prior to Unilever, Abbe worked at Whirlpool Corporation, holding a number of senior roles in human resources, both in the United States and internationally.

Abbe is a member of the Catalyst advisory board and of the European Leadership Platform advisory board.

Jan Ernst de Groot	53

Jan Ernst de Groot has served as Chief Legal Officer of Ahold Delhaize since July 24, 2016. Prior to the merger of Ahold and Delhaize, he was appointed Chief Legal Officer and member of Ahold’s Executive Committee effective February 1, 2015. He is responsible for Ahold Delhaize’s legal affairs, governance and compliance functions, product integrity and public affairs.

Before joining Ahold, Jan Ernst was general counsel and managing director at TNT Express. Prior to that, he worked for KLM Royal Dutch Airlines in a wide range of business and legal roles, most recently as managing director and member of the board of management. Jan Ernst started his career at law firm De Brauw Blackstone Westbroek.

Jan Ernst is chairman of the supervisory council of Hivos, supervisory board member of ADG Dienstengroep and a board member of Hermitage Museum Amsterdam.

Marc Croonen	56

Marc Croonen has served as Chief Sustainability, Transformation and Communications Officer of Ahold Delhaize since July 24, 2016. Prior to the merger between Ahold and Delhaize, he was Executive Vice President and Chief Human Resources Officer at Delhaize Group starting in 2014.

Before joining Delhaize Group, Marc was human resources director for Europe, the Middle East and Africa at International Paper from 2012. Between 2010 and 2012, he was chief human resources officer at Dexia.

Marc began his career with the former Artois brewery. After serving as human resources manager here for nine years, he became head of human resources and communication at Volkswagen Belgium in 1995. In 1999, he joined Danone as human resources director for Northern Europe. From 2001 until 2010, Marc was employed by AB Inbev, including as head of human resources for Western Europe from 2005 onwards.

B.	COMPENSATION

Remuneration of the Supervisory Board

The annual remuneration of the members of the Supervisory Board was determined by the Extraordinary General Meeting of Shareholders on March 14, 2016. Remuneration is subject to an annual review by the Supervisory Board.

Chairman Supervisory Board	€220,000
Vice Chairman (and member of the presidium)	€180,000
Vice Chairman	€125,000
Member Supervisory Board	€90,000
Chairman Audit, Finance and Risk Committee	€30,000
Member Audit, Finance and Risk Committee	€15,000
Chairman Other Committee	€20,000
Member Other Committee	€12,500
Travel compensation intercontinental per round trip	€7,500
Travel compensation continental per round trip	€2,500

The aggregate amount of remuneration, which consists of cash compensation and expense reimbursements, for each member of our Supervisory Board in 2016 was as follows:

Remuneration of the Supervisory Board members

€ thousand	2016
Mats Jansson (appointed in 2016)	115
Jan Hommen (appointed in 2013)	177
Jacques de Vaucleroy (appointed in 2016)	80
Jack Stahl (appointed in 2016)	76
Ben Noteboom (reappointed in 2013)	133
Bill McEwan (appointed in 2016)	71
Rob van den Bergh (reappointed in 2015)	132
Stephanie Shern (reappointed in 2013)	140
Mark McGrath (reappointed in 2016)	160
René Hooft Graafland (appointed in 2014)	127
Mary Anne Citrino (appointed in 2016)	136
Johnny Thijs (appointed in 2016)	55
Patrick De Maeseneire (appointed in 2016)	59
Dominique Leroy (appointed in 2016)	58
Derk Doijer (resigned in July 2016)	56
Total	1,575

The Supervisory Board remuneration for 2016 is in accordance with the Supervisory Board remuneration policies applicable in 2016. Up to the date of the merger between Ahold and Delhaize, the Ahold remuneration policy applied. This policy was adopted at the General Meeting of Shareholders on April 16, 2014. Ahold Delhaize’s remuneration policy, adopted at the General Meeting of Shareholders on April 19, 2016, applies as of July 24, 2016 – the first calendar day after the merger of Ahold and Delhaize was finalized.

For the members who were appointed or resigned in 2016, the remuneration for 2016 reflects a partial year.

Remuneration of the Management Board and Executive Committee

The remuneration policy of our Management Board and Executive Committee was prepared in accordance with the Dutch Corporate Governance Code 2008. It was adopted at the General Meeting of Shareholders on April 19, 2016, and became effective on July 24, 2016, the first calendar day after the merger of Ahold and Delhaize was finalized.

Management Board remuneration policy

The Supervisory Board designed the Management Board’s remuneration policy to align with our strategy and to support our pay-for-performance culture, while aiming to be effective, transparent and simple. While developing the remuneration policy, we carried out scenario analyses to determine the risks to which variable remuneration may expose us.

The basic elements of the Total Direct Compensation provided to Management Board members are (1) a base salary, (2) an annual cash incentive and (3) a long-term equity based program. In line with our overall remuneration philosophy, the Management Board’s Total Direct Compensation is structured and more heavily weighted on variable short- and long-term incentives tied to realization of financial and societal performance criteria. These performance criteria are a cornerstone of the Company’s strategy.

Base salary

The level of the Management Board members’ base salary is derived from the benchmarking of Total Direct Compensation. Adjustment of the base salary is at the discretion of the Supervisory Board.

Annual cash incentive plan: Executive Committee Incentive Plan

The Management Board members participate in the Executive Committee Incentive Plan (EIP). The EIP is an annual cash incentive plan that uses three equally weighted financial measures: sales growth (30%), underlying operating margin (30%) and operating cash flow (30%), as well as personal objectives (10%). The at-target payout as a percentage of base salary is 100%, contingent on full achievement of the objectives, with a cap at 150% of the base salary in the event of above-target performance.

Long-term equity-based program: Global Reward Opportunity

The Management Board members participate in our long-term incentive program: Global Reward Opportunity (GRO). Under the GRO program, shares are granted through a three-year program. The vesting of these performance shares is subject to performance over a period of three years. The GRO program employs two financial measures: Return on Capital (40%) and Total Shareholder Return (40%). In addition, a non-financial performance measure (20%) related to sustainable retailing targets is included.

In line with market practice, the target value of the long-term incentives granted under the program differentiates per role. For the CEO, the target value is 235% of base salary; for the Deputy CEO and U.S. COOs, the target value is 200% of base salary; for the CFO, the target value is 175% of base salary; and for the COO Europe, the target value is 150% of base salary.

Pensions and other contract terms

Pension

All existing pension arrangements in the Netherlands have been brought in line with the applicable fiscal pension regulations. The pension plan for Management Board members is calculated similarly to that of all other associates of the Company in the Netherlands and is referred to as a defined benefit plan, based on career average salary. The (current) retirement age is 67. The pensionable salary is capped at around €100,000 (2016: €97,474). Each Management Board member working on a Dutch contract pays a pension premium contribution identical to that of all other Ahold Delhaize associates in the Netherlands. In addition, Management Board members receive a gross (age-dependent) pension allowance and can choose to participate in a Net Pension Arrangement by investing the net (after tax) amount. The Net Pension Arrangement is identical to that of all other associates of the Company in the Netherlands whose pensionable salary exceeds the cap. Participation in this Net Pension Arrangement is voluntary.

Members of the Management Board working on a non-Dutch contract will be offered pensions in line with local practices.

See Note 23 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report.

Loans

Ahold Delhaize does not provide loans or advances to members of the Management Board. Nor does the Company issue guarantees to the benefit of members of the Management Board.

Additional arrangements

In addition to the remuneration of the Management Board members, a number of additional arrangements apply. These include expense allowances, medical insurance and accident insurance, use of company cars and, if applicable, expatriate allowances, which apply to other senior associates and are in line with market practice in the Netherlands. In addition, third-party tax services will be provided to ensure compliance with the relevant legislative requirements.

Service Agreements

The term of appointment for all Management Board members is four years. If the Company terminates the service agreement of any member of the Management Board, the severance payment is limited to one year’s base salary. The same applies if an initial service agreement for four years is not continued in the event the Management Board member is not reappointed. The agreement may be terminated by the Company with a notice period of 12 months and by the Management Board member with a notice period of six months.

2016 Management Board Remuneration

The Management Board remuneration for 2016 is in accordance with the Management Board remuneration policies applicable in 2016. Up to the date of the merger between Ahold and Delhaize, the Ahold remuneration policy applied. This policy was adopted at the General Meeting of Shareholders on April 17, 2013, and amendments were adopted at the General Meeting of Shareholders on April 15, 2015. Our remuneration policy, adopted at the General Meeting of Shareholders on April 19, 2016, applies as of July 24, 2016, the first calendar day after the merger of Ahold and Delhaize was finalized.

2016 Annual cash incentive plan: EIP

The Executive Committee Incentive Plan (EIP) for performance year 2016 has been determined pro rata for the period up to the merger between Ahold and Delhaize and after the merger became effective on July 24, 2016.

For the period up to the merger, the EIP used three equally weighted financial measures: sales growth (30%), operating margin (30%) and operating cash flow (30%). In addition, one non-financial performance measure (10%) is included that relates to our Responsible Retailing strategic ambitions. Targets set under this non-financial performance measure are qualitative. The score under the non-financial component is linked to the performance of the financial components. If the financial multiplier is zero, the score on the non-financial component will also be zero (regardless of the achieved score on the non-financial component).

For the period after the merger, the EIP uses three equally weighted financial measures, but uses underlying operating margin instead of operating margin: sales growth (30%), underlying operating margin (30%) and operating cash flow (30%). In addition, personal objectives (10%) are included.

2016 Long-term equity-based program: GRO

The 2016 GRO award was made in the open period following the merger. This grant date was a one-time exception to the consistent grant policy in order to ensure a grant could be made to all members of the Management Board on the same date in 2016. This 2016 award will vest on the regular vesting date in 2019: the day after the annual General Meeting of Shareholders.

Service Agreements of the Members of our Ahold Delhaize Management Board

Dick Boer

In 2016, we provided Dick Boer with an annual base salary, participation in the annual cash incentive plan and participation in our equity-based long-term incentive plan (GRO - see Note 32 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report). The annual base salary of €1,000 thousand was increased by 1.75% to €1,017 thousand effective March 28, 2016. The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Unless Dick Boer’s employment agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders to be held in April 2019. If we terminate his employment agreement for reasons other than cause or because he is not reappointed by shareholders, Dick Boer is entitled to a severance payment equal to one year’s base salary. His employment agreement may be terminated by us with a notice period of 12 months and by Dick Boer with a notice period of six months. Dick Boer participates in our Dutch pension plan.

Frans Muller

In 2016, we provided Frans Muller with an annual base salary of €1,007 thousand, participation in the annual cash incentive plan and participation in our equity-based long-term incentive plan (GRO - see Note 32 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report). The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Furthermore, Frans Muller receives a temporary housing allowance of €7,500 net per month as well as school fees. Effective October 5, 2016, Frans Muller has received a temporary expat allowance related to his interim role at Delhaize America. Unless Frans Muller’s service agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders to be held in April 2020. If we terminate his service agreement for reasons other than cause or because he is not reappointed by shareholders, Frans Muller is entitled to a severance payment equal to one year’s base salary. His service agreement may be terminated by us with a notice period of 12 months and by Frans Muller with a notice period of six months. Frans Muller participates in our Belgian pension plan and will transition into our Dutch pension plan.

Jeff Carr

In 2016, we provided Jeff Carr with an annual base salary, participation in the annual cash incentive plan and participation in our equity-based long-term incentive plan (GRO - see Note 32 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report). The annual base salary of €666 thousand was increased by 1.75% to €678 thousand effective March 28, 2016. The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Furthermore, Jeff Carr receives a housing allowance of €7,000 net per month. Unless Jeff Carr’s employment agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders to be held in April 2020. If we terminate his employment agreement for reasons other than cause or because he is not reappointed by shareholders, Jeff Carr is entitled to a severance payment equal to one year’s base salary. His employment agreement may be terminated by the Company with a notice period of 12 months and by Jeff Carr with a notice period of six months. Jeff Carr participates in our Dutch pension plan.

Pierre Bouchut

In 2016, we provided Pierre Bouchut with an annual base salary of €641 thousand, participation in the annual cash incentive plan and participation in our equity-based long-term incentive plan (GRO - see Note 32 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report). The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Unless Pierre Bouchut’s employment agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders to be held in April 2020. If we terminate his employment agreement for reasons other than cause or because he is not reappointed by shareholders, Pierre Bouchut is entitled to a severance payment equal to one year’s base salary. His employment agreement may be terminated by us with a notice period of 12 months and by Pierre Bouchut with a notice period of six months. Pierre Bouchut participates in our Belgian pension plan.

Kevin Holt

In 2016, we provided Kevin Holt with an annual base salary, participation in the annual cash incentive plan and participation in our equity-based long-term incentive plan (GRO - see Note 32 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report). The annual base salary of $763 thousand was increased to $925 thousand effective October 1, 2016, following his appointment as COO of Ahold USA. The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Furthermore, Kevin Holt is entitled to receive a housing allowance of up to $7,500 net per month. Unless Kevin Holt’s employment agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders to be held in April 2020. If we terminate his employment agreement for reasons other than cause or because he is not reappointed by shareholders, Kevin Holt is entitled to a severance payment equal to one year’s base salary. His employment agreement may be terminated by us with a notice period of 12 months and by Kevin Holt with a notice period of six months. Kevin Holt participates in our U.S. pension plan.

James McCann

In 2016, we provided James McCann with an annual base salary, participation in the annual cash incentive plan and participation in our equity-based long-term incentive plan (GRO - see Note 32 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report). The annual base salary of €666 thousand was increased by 1.75% to €678 thousand effective March 28, 2016. The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Furthermore, James McCann receives a housing allowance of $10,000 net per month. James McCann participates in our Dutch pension Plan. On October 5, 2016, it was announced that James McCann resigned as COO of Ahold USA and as a member of our Management Board. His employment relationship with Ahold Delhaize will terminate as of April 30, 2017, without any severance payment due.

2016 Remuneration of the Management Board and Executive Committee

The remuneration of each member of our Management Board in 2016 was as follows:

Remuneration of the Management Board by member

€ thousand	Direct remuneration				Deferred remuneration
	Base salary(1)	EIP(2)	Other(3)	Total direct remuneration	Share-based compensation	Pensions(6)	Total remuneration
Dick Boer
2016	1,013	1,271	297	2,581	2,063	70	4,714
Frans Muller
2016*	446	323	192	961	1,168	163	2,292
Jeff Carr
2016	675	773	297	1,745	1,026	31	2,802
Pierre Bouchut
2016*	280	184	113	577	684	72	1,333
Kevin Holt
2016*	329	252	15	596	221	60	877
Total 2016	2,743	2,803	914	6,460	5,162	396	12,018

* For the members appointed to the Management Board in 2016, the 2016 remuneration reflects a partial year.

Remuneration of the former members of the Management Board

	Direct remuneration				Deferred remuneration
€ thousand	Base salary(1)	EIP(2)	Other(3)	Total direct remuneration	Share-based compensation	Pensions(6)	Total remuneration
James McCann(4)
2016	514	590	2,501	3,605	421	31	4,057
Lodewijk Hijmans van den Bergh
2016	—	—	—	—	—	—	—
Total 2016	514	590	2,501	3,605	421	31	4,057

Remuneration of the Executive Committee including Management Board

The table below specifies the remuneration of the Executive Committee in 2016, comprising the Management Board members, the former members of the Management Board, as listed above and the additional Executive Committee members who were not part of the Management Board.

€ thousand	2016
Base salary	5,121
EIP(2)	5,535
Other(3), (4)	4,436
Share-based compensation(5)	7,544
Pensions(6)	616
Total remuneration	23,252

(1) Base salary represents the base salaries paid in 2016. Frans Muller, Pierre Bouchut and Kevin Holt were appointed as members of the Management Board effective July 24, 2016. The 2016 base salary for them reflects a partial year.

(2) The Executive Committee incentive Plan (EIP) represents accrued annual cash incentives to be paid in the following year based on an overall weighted EIP.

For Dick Boer, Jeff Carr and James McCann, the EIP for the year 2016 has been determined pro rata for the period up to the merger and after the merger became effective. Frans Muller, Pierre Bouchut and Kevin Holt were appointed as members of the Management Board effective July 24, 2016. For them, the 2016 EIP reflects a partial year and has been determined pro rata for the period after the merger became effective. The overall 2016 performance multiplier was 108%. The individual EIP amounts also include the component linked to individual performance. In recognition of outstanding leadership leading up to and since the completion of the merger, the Supervisory Board increased the EIP payout for Dick Boer by 11% for 2016, in line with the parameters of the Company’s Remuneration Policy.

(3) “Other” mainly includes gross allowances for net pension, tax compensation (tax equalization charges for expatriates), allowances for housing expenses for certain individuals, relocation costs, international school fees, employer’s contributions to social security plans, benefits in kind such as tax advice, medical expenses, and the associated tax gross up. Included in “Other” for Dick Boer in 2016 is a negative amount of €7.6 thousand, an amount reclaimed by the Company in accordance with Dutch law in respect of a share sale before the closing of the merger.

(4) James McCann, Chief Operating Officer of Ahold USA and member of the Management Board and Executive Committee, stepped down on October 5, 2016. His employment relationship with Ahold Delhaize will terminate as of April 30, 2017, without any severance payment due. Outstanding shares under the GRO plan will vest over the term of employment in accordance with the applicable plan rules. Unvested shares outstanding at the termination date will be forfeited. An estimate of the remuneration costs relating to the period after October 5, 2016, until April 30, 2017, was recognized in 2016 in “Other” in the amount of €1,131 thousand and in “Share-based compensation” as a net reversal of costs of €119 thousand. In addition, tax compensation of €893 thousand was also included in “Other” for James McCann in 2016. An estimate of additional wage tax of €0.1 million due in accordance with Dutch tax laws, is excluded from “Total remuneration” as presented in the tables above.

(5) The fair value of each year’s grant is determined on the grant date and expensed on a straight-line basis over the vesting period. The expense for 2016 reflects this year’s portion of the share grants over the previous five years (2012 to 2016). The share-based compensation expense also includes the expense related to the shares under the special purpose plan as described in Note 32 of Ahold Delhaize’s consolidated financial statements in Item 18 of this Form 20-F Report. Under this program, 105,000 shares were granted in 2013 to Executive Committee members who were not part of the Management Board, of which the last tranche vested in 2015 (2015: 35,000). The total share-based compensation expense in 2016 for these Executive Committee members is €1,961 thousand, of which nil relates to the special purpose plan and €1,961 thousand relates to the grants under the GRO program.

(6) Pension costs are the total net periodic pension costs of the applicable pension plans.

Share-Based Compensation

Long-term equity based program: Global Reward Opportunity

Ahold Delhaize’s share-based compensation program consist of the share grant program called Global Reward Opportunity (GRO). Under the GRO program, shares are granted through a three-year program. The vesting of these performance shares is subject to performance over a period of three years. The GRO program employs two financial measures: Return on Capital - RoC (40%) and Total Shareholder Return - TSR (40%). In addition, a non-financial performance measure (20%) related to sustainable retailing targets is included.

•	Of the total GRO award, the first 40% is linked to a three-year RoC target. Dependent on performance, the number of shares that eventually vest may range between zero and a maximum of 150% of the number of shares granted.

•	Another 40% of the total GRO award is linked to TSR (share price growth and dividends paid over the performance period), with performance at vesting benchmarked against the TSR performance of a TSR peer group. The number of shares that vest depends on the Company’s relative ranking in the peer group. An independent external adviser determines the ranking based on TSR performance. No shares will vest to Management Board members if the Company ranks below the seventh position in the performance peer group. The table below indicates the percentage of performance shares that vest based on the Company’s ranking.

Company ranking	Shares that will vest as % of originally granted amount
Ranking 1	175%
Ranking 2	150%
Ranking 3	125%
Ranking 4	110%
Ranking 5	100%
Ranking 6	80%
Ranking 7	50%
Ranking 8 - 14	0%

TSR performance peer group
Tesco	Kroger
Carrefour	Costco
Metro	Target
Casino Guichard Perrachon	Walgreen Boots Alliance
J Sainsbury	Best Buy
W M Morisson	Staples
Walmart

In anticipation of potential changes to the performance peer group due to delisting, mergers or other extraordinary circumstances, the Supervisory Board has the discretion to include substitute comparable companies.

•	For the remaining 20% of the total GRO award, the performance at vesting is measured using sustainable retailing targets. This measure relates to the Company’s sustainable retailing strategic ambitions. The targets set under this non-financial performance measure are both qualitative and quantitative. Dependent on performance, the number of shares that eventually vest can range between zero and a maximum of 150% of the number of shares granted.

The outstanding performance shares awarded under the Ahold GRO program (for former Ahold Management Board members and associates) and the Delhaize European long-term incentive plan (for former Delhaize Management Board members) have been rolled over into Ahold Delhaize’s GRO program.

As a consequence of the merger, the outstanding (non-vested) performance share awards remaining from the Ahold GRO plan have been split into two parts. One part, which is related to the full performance years prior to the year of the merger (2012, 2013, 2014 and 2015, where applicable), has been assessed against the performance of Ahold as a stand-alone company on the basis of the existing performance measures. Based on the performance realized in those years, this portion of the award has been assessed and transformed into restricted Ahold Delhaize shares. These restricted shares are not subject to additional performance criteria, but will be subject to the remaining vesting period and continued employment. The other portion, which is related to the performance during the year of the merger and beyond (2016 and 2017), will be assessed against the financial measures of Ahold Delhaize’s long-term equity-based plan. The outstanding conditional shares will continue to be subject to the remaining vesting period and continued employment.

Outstanding (non-vested) performance shares awarded under the Delhaize European long-term incentive plan have similarly been converted into Ahold Delhaize restricted shares and shares subject to meeting the performance measures of the Ahold Delhaize GRO plan.

Please refer to Note 32 of our consolidated financial statements included in Item 18 of this Form 20-F Report for more details on our share-based compensation.

C.	BOARD PRACTICES

Committees of the Supervisory Board

Our Supervisory Board has four committees to which certain tasks are assigned:

•	Audit, Finance and Risk Committee. The Audit, Finance and Risk Committee assists our Supervisory Board in its responsibility to oversee our financing, financial statements, financial reporting process and system of internal business controls and risk management. Members of the Audit, Finance and Risk Committee are Jack Stahl (Chairman), Jacques De Vaucleroy, Stephanie Shern, René Hooft Graafland, Mary Anne Citrino and Patrick De Maeseneire.

•	Governance and Nomination Committee. The Governance and Nomination Committee’s main areas of focus are our governance, the long-term succession planning for our Supervisory Board and management development. Members of the Governance and Nomination Committee are Ben Noteboom (Chairman), Mats Jansson, Jan Hommen, Jacques De Vaucleroy, Jack Stahl and Mark McGrath.

•	Remuneration Committee. The main responsibilities of the Remuneration Committee include: (i) preparing proposals for our Supervisory Board on the remuneration policy for our Management Board, to be adopted by our General Meeting of Shareholders, (ii) preparing proposals on the remuneration of individual members of our Management Board and (iii) advising on the level and structure of compensation for senior personnel other than members of our Management Board. Members of the Remuneration Committee are Bill McEwan (chairman), Ben Noteboom, Rob van den Bergh and Johnny Thijs.

•	Sustainability and Innovation Committee. The Sustainability and Innovation Committee’s main areas of focus are sustainability, eCommerce and digital personalization, loyalty and analytics. Members of the Sustainability and Innovation Committee are Rob van den Bergh (Chairman), Bill McEwan, Mark McGrath and Dominique Leroy.

Appointment, Suspension and Dismissal of Members of our Supervisory Board

Our Supervisory Board determines the number of its members. Our Supervisory Board is comprised of members that are able to act critically and independently of one another, the Management Board and other particular interests. Our General Meeting of Shareholders appoints, suspends or dismisses a member of our Supervisory Board by an absolute majority of the votes cast, upon a proposal made by our Supervisory Board. If another party makes the proposal, an absolute majority of the votes cast, representing at least one-third of the issued share capital, is required. If this qualified majority is not achieved but a majority of the votes exercised was in favor of the proposal, then a second meeting may be held. In the second meeting, only a majority of votes exercised, regardless of the number of shares represented at the meeting, is required to adopt the proposal. A member of our Supervisory Board is appointed for a four-year term and is eligible for reappointment for two additional terms of four years. From 2018 onwards, a Supervisory Board member is eligible for reappointment after his or her first term of four years, for one additional term of four years, followed by two additional terms of two years. A member of our Supervisory Board may not serve for more than 12 years.

Appointment, Suspension and Dismissal of Members of our Management Board

According to our Articles of Association, our Management Board must consist of at least three members. Our General Meeting of Shareholders may appoint, suspend or dismiss a member of our Management Board by an absolute majority of the votes cast, upon a proposal made by our Supervisory Board. If another party makes the proposal, an absolute majority of the votes cast, representing at least one-third of the issued share capital, is required. If this qualified majority is not achieved, but a majority of the votes exercised was in favor of the proposal, then a second meeting may be held. In the second meeting, only a majority of the votes exercised, regardless of the number of shares represented at the meeting, is required to adopt the proposal. The members of our Management Board are appointed for four-year terms and may be reappointed for additional terms not exceeding four years. Our Supervisory Board may at any time suspend a member of our Management Board.

For the date of expiration of the current term of office of the members of our Supervisory Board, Management Board and Executive Committee, as well as the periods during which each one has served in their respective offices, see section “A. Directors and senior management”, included in this Item 6.

For details of the contracts between the Company or any of our subsidiaries and each member of our Management Board providing for benefits upon termination of employment, see section “B. Compensation” included in this Item 6. We have not entered into any agreement with the members of our Supervisory Board providing for such benefits.

Conflicts of Interests

Each member of our Management Board is required to immediately report any potential conflict of interest to the Chairman of our Supervisory Board and to the other members of our Management Board and provide them with all relevant information. Each member of our Supervisory Board is required to immediately report any potential conflict of interest to the Chairman of our Supervisory Board and provide him or her with all relevant information. The Chairman of our Supervisory Board determines whether there is a conflict of interest. The Chairman of our Supervisory Board is required to immediately report any potential conflict of interest regarding himself to the Vice-Chairman of our Supervisory Board and provide him with all relevant information. In such case, the Vice-Chairman of our Supervisory Board determines whether there is a conflict of interest. If a member of our Supervisory Board or a member of our Management Board has a conflict of interest with us, the member may not participate in the discussions and/or decision-making process on subjects or transactions relating to the conflict of interest. If, as a result of conflict(s) of interest, no resolution can be adopted by our Management Board, the resolution may be adopted by our Supervisory Board. If, as a result of conflict(s) of interest, no resolution can be adopted by our Supervisory Board, the resolution may be adopted by our General Meeting of Shareholders. The Chairman of our Supervisory Board arranges for such transactions to be disclosed in our Annual Report. No such transaction occurred in 2016. No transactions between us, on the one hand, and entities or individuals who hold at least 10% of our shares, on the other hand, occurred in 2016.

In addition, the Rules of Procedures of our Supervisory Board (we refer to Exhibit 1.2 to this Form 20-F Report) state that if a member of our Supervisory Board is concurrently a member of another company’s supervisory board, the main duties that arise from, and/or the number and nature of any other supervisory board memberships must not conflict or interfere with that person’s duties as a member of our Supervisory Board.

With respect to the members of our Management Board and our Supervisory Board, we are not aware of any official public incrimination and/or sanctions of any such person by statutory or regulatory authorities (including designated professional bodies), convictions in relation to fraudulent offenses or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

D.	EMPLOYEES

The total number of employees (in thousands) per segment at year-end is as follows:

	2016	2015	2014
Ahold USA	114	121	115
Delhaize America	95	—	—
The Netherlands	100	102	97
Belgium	14	—	—
Central and Southeastern Europe	47	13	15
Total	370	236	227

The changes in the number of employees in 2016 are mainly related to the merger between Ahold and Delhaize completed in July 2016.

Our policy with respect to labor unions is to comply with local regulations and collective bargaining agreements. We consider our relations with our employees to be good.

E.	SHARE OWNERSHIP

As of February 28, 2017, the members of our Management Board owned the following shares in our Company:

Number of shares	Common shares subject to additional holding requirement(1)	Other common shares	Total common shares
Dick Boer	152,435	249,112	401,547
Frans Muller(2)	—	47,642	47,642
Jeff Carr	86,952	26,013	112,965
Pierre Bouchut	—	442,049	442,049
Kevin Holt	—	—	—
Total	239,387	764,816	1,004,203

(1)	According to the Management Board remuneration policy, shares granted and vested under the GRO program to members of our Management Board should be retained for a period of at least five years after grant, except to finance taxes payable and social security charges at the vesting date, or at least until the end date of resignation from the Management Board, if this period is shorter. The next vesting date is April 13, 2017.

(2) An additional 9,579 shares are held by Frans Muller in the form of American Depository Receipts.

As of January 1, 2017, Jacques de Vaucleroy held 829,023 Ahold Delhaize common shares, Ben Noteboom held 15,637 Ahold Delhaize common shares, Bill McEwan held 7,125 Ahold Delhaize American Depository Receipts, Rob van den Bergh held 13,031 Ahold Delhaize common shares and Johnny Thijs held 5,673 Ahold Delhaize common shares. None of the other Supervisory Board members held Ahold Delhaize shares. As of January 1, 2017, the aggregate number of Ahold Delhaize shares (including in the form of American Depositary Receipts) held by the members of our Supervisory Board and our Executive Committee was less than 1% of the outstanding Ahold Delhaize shares.

For information about our GRO Program, see section “B. Compensation” included in this Item 6.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Pursuant to the Dutch Financial Supervision Act (Wet op het financieel toezicht) (referred to in this Form 20-F Report as the “FSA”), any person who directly or indirectly acquires or disposes of an actual or potential interest in our capital or voting rights must immediately notify the AFM by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in us reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. A notification requirement also applies if a person’s capital interest or voting rights reaches, exceeds or falls below the above mentioned thresholds as a result of a change in our total issued share capital or voting rights.

Under our Articles of Association, each holder of our common shares is entitled to one vote per share. Pursuant to a contractual arrangement between us and the holders of (depositary receipts of) our cumulative preferred financing shares, the total number of votes that can be exercised by holders of our cumulative preferred financing shares is 74,362,963 (approximately 0.28 votes per cumulative preferred financing share). No votes may be cast at our General Meeting of Shareholders in respect of shares that are held by us or our subsidiaries.

The following information was on record in the AFM register or on the SEC website on February 28, 2017, of persons that reported the ownership of an actual or potential interest of 3% or more (or 5% or more in the case of the SEC) in our capital or voting rights:

Name	Date of Transaction or Filing(1)	Number of (depositary receipts of) Cumulative Preferred Financing Shares	Number of Common Shares(2)	Percentage of Total Voting Rights(3)	Ownership Percentage(3)
BlackRock, Inc.	January 30, 2017	0	94,967,210	7.01%	6.13%
DeltaFort Beleggingen I B.V.(4)	July 25, 2016	167,636,082	0	3.43%	10.82%
NN Group N.V.(4)	September 1, 2016	100,779,021	12,474,647	3.00%	7.31%
Stichting Administratiekantoor Preferente Financieringsaandelen Ahold (4)	July 25, 2016	268,415,103	0	5.49%	17.32%

(1)	Reflects the date on which the relevant transaction has been reported with the AFM as having occurred or the date of the filing with the SEC in the case of BlackRock, Inc.
(2)	Reflects the total actual and potential, and direct and indirect, interests held with respect to our common shares, as reported with the AFM as of the applicable transaction date.
(3)	Reflects the percentage resulting from the total actual and potential, and direct and indirect, interests held with respect to our common shares and/or cumulative preferred financing shares, as applicable, as reported with the AFM, or the SEC in the case of BlackRock, Inc, as of the applicable transaction date.
(4)	Stichting Administratiekantoor Preferente Financieringsaandelen Ahold (referred to in this Form 20-F Report as SAPFAA) holds all of the 268,415,103 issued cumulative preferred financing shares. SAPFAA issued corresponding depositary receipts, and DeltaFort Beleggingen I B.V. and NN Group N.V. hold all of such issued depositary receipts.

Our major shareholders listed above do not have different voting rights.

As of February 28, 2017, there were 9,798 holders of record resident in the United States, representing approximately 3.99% of our outstanding common shares.

We are not directly or indirectly owned or controlled by another corporation or by any government or by any other natural or legal person(s) severally or jointly. We do not know of any arrangements that may, at a subsequent date, result in a change of control of our Company, except as described in the section “Anti-Takeover Provisions.”

B.	RELATED PARTY TRANSACTIONS

For information regarding related party transactions, see Note 31 to our consolidated financial statements included in Item 18 of this Form 20-F Report.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements appear in Item 18 “Financial Statements” of this Form 20-F Report. Our consolidated financial statements presented herein and the Notes to the consolidated financial statements have been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (IASB).

Our consolidated financial statements prepared in accordance with IFRS have been audited by independent registered public auditors in accordance with legal requirements and auditing standards applicable in the Netherlands, as issued by the Netherlands Institute of Chartered Accountants (Nederlandse Beroepsorganisatie van Accountants) and with the standards of the Public Company Accounting Oversight Board (United States).

Legal proceedings

From time to time in the normal course of business, Ahold Delhaize and its subsidiaries are subject to legal proceedings. Such legal proceedings are subject to inherent uncertainties. Ahold Delhaize’s management, supported by internal and external legal counsel, where appropriate, determines whether it is more likely than not that a liability has occurred and whether or not a loss is reasonably estimable. If a determination has been made that a loss is reasonably estimable, such estimate is accrued.

United States: Waterbury litigation

During 2014, Ahold Delhaize received approval from the United States District Court for the District of Connecticut to settle a class action pending in the court relating to claims against Ahold Delhaize’s former U.S. Foodservice business (referred to in this Form 20-F Report as the “Waterbury litigation”). Ahold Delhaize recorded a provision for the settlement in the amount of €215 million, which was settled prior to December 28, 2014.

The Netherlands: Albert Heijn Franchising litigation

The Vereniging Albert Heijn Franchisenemers (an association of Albert Heijn franchisees or VAHFR) has asserted claims against an Ahold Delhaize subsidiary, Albert Heijn Franchising BV (AHF), for the years 2008 through 2012, the alleged value of which exceeds €200 million in aggregate. AHF and the VAHFR have had ongoing discussions for a number of years about the resolution of certain cost items under individual franchise agreements. On December 24, 2014, AHF and other legal entities within the Ahold Delhaize Group of companies received a writ in which VAHFR and 242 individual claimants would initiate proceedings as of April 15, 2015, before the District Court of Haarlem with respect to these discussions. On November 16, 2016, the court issued a judgment rejecting all claims of the VAHFR and the individual claimants. On February 13, 2017, VAHFR and 240 individual franchisers filed a formal appeal, which is to be substantiated, against the judgment.

Notwithstanding the foregoing, the years from 2010 onwards are still to be settled. Ahold Delhaize has an existing provision of €30 million with regard to the settlement of costs with individual franchisees for the entire period up to and including 2016.

Uruguayan litigation

Ahold Delhaize, together with Disco and Disco Ahold International Holdings N.V. (DAIH), is a party to one lawsuit in Uruguay related to Ahold Delhaize’s 2002 acquisition of Velox Retail Holdings’ shares in the capital of DAIH. The two other related lawsuits in Uruguay were finally decided in favor of Ahold Delhaize in 2013. The damages alleged by the plaintiffs, alleged creditors of certain Uruguayan and other banks, amount to approximately $62 million (€59 million) plus interest and costs. As part of the sale of Disco to Cencosud in 2004, Ahold Delhaize indemnified Cencosud and Disco against the outcome of these legal proceedings. The one remaining lawsuit is ongoing. Ahold Delhaize continues to believe that the plaintiffs’ claims are without merit and will continue to vigorously oppose such claims.

Greek litigation

In a shareholders’ matter related to Alfa Beta Vassilopoulos S.A. (“AB”), Ahold Delhaize’s wholly-owned subsidiary in Greece, Ahold Delhaize was notified in 2011 that some former shareholders of AB, who together held 7% of AB shares, filed a claim with the Court of First Instance of Athens challenging the price paid by Ahold Delhaize during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. They have also filed a separate claim for compound interest. Ahold Delhaize believes that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements and against a fair price, and vigorously defends itself against these claims. A decision on the merits of the matter by the Court of First Instance is expected to occur in the course of 2017.

Other legal proceedings

In addition to the legal proceedings described above, Ahold Delhaize and its former or current subsidiaries are parties to a number of other legal proceedings arising out of their business operations. Ahold Delhaize believes that the ultimate resolution of these other proceedings will not, in the aggregate, have a material adverse effect on Ahold Delhaize’s financial position, results of operations or cash flows. Such other legal proceedings, however, are subject to inherent uncertainties and the outcome of individual matters is unpredictable. It is possible that Ahold Delhaize could be required to make expenditures, in excess of established provisions, in amounts that cannot reasonably be estimated.

See also Note 34 of the Ahold Delhaize’s consolidated financial statements included in Item 18 in this Form 20-F Report for more information on legal proceedings.

Dividend policy

On May 4, 2016, Ahold paid a dividend of €0.52 per common share for the financial year 2015, which dividend had been proposed by the Management Board with the approval of the Supervisory Board and approved by the Ahold General Meeting of Shareholders held on April 19, 2016.

Ahold Delhaize’s Management Board proposed, with the approval of the Supervisory Board, a dividend of €0.57 per share to be paid to owners of ordinary shares in respect of 2016. This dividend is still subject to approval by the General Meeting of Shareholders to be held on April 12, 2017, and, therefore, has not been included as a liability in our consolidated financial statements as of January 1, 2017 prepared in accordance with IFRS. The estimated dividend liability, based on the number of shares outstanding at February 28, 2017, is €720 million. The payment of this dividend will not have income tax consequences for the Company.

Since 2016, our dividend policy is to target a payout ratio in the range of 40-50% of underlying income from continuing operations. While we currently intend to continue to pay annual cash dividends, the payment of any dividends in the future will be at the discretion of our Management Board and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the Management Board may deem to be relevant.

Legal Reserves

In accordance with the Dutch Civil Code and statutory requirements in other countries, legal reserves have to be established in certain circumstances. Legal reserves are not available for distribution to Ahold Delhaize’s shareholders. The currency translation reserve, cash flow hedging reserve and other reserves as included in our financial statements (included in Item 18 of this Form 20-F Report) contain non-distributable amounts. Of the total equity as per January 1, 2017, of €16,276 million, an amount of €1,130 million is non-distributable (January 3, 2016: €579 million out of total equity of €5,622 million).

B.	SIGNIFICANT CHANGES

In December 2016, we announced a €1 billion share buyback program, which commenced on January 9, 2017 and is expected to be completed before the end of 2017. The purpose of the program is to reduce our capital by canceling all or part of the common shares acquired through the program. The program will be executed by intermediaries through the execution of share repurchases in the open market during open and closed periods. The program will be executed within the limits of relevant laws and regulations and the existing authority granted at our 2016 annual General Meeting of Shareholders held on April 19, 2016, and the authority (if granted) by the annual General Meeting of Shareholders to be held on April 12, 2017. As of February 28, 2017, we already repurchased 9.9 million of our common shares under this program for a total consideration of €198 million.

Our Management Board proposed, with the approval of the Supervisory Board, a dividend of €0.57 per share to be paid to owners of common shares in respect of 2016. This dividend is still subject to approval by the General Meeting of Shareholders to be held on April 12, 2017, and, therefore, has not been included as a liability in our consolidated financial statements as of January 1, 2017 prepared in accordance with IFRS . The estimated dividend liability, based on the number of shares outstanding at February 28, 2017, is €720 million.

In February 2017, the Company requested that the lenders consent to a second extension of the €1.0 billion committed, unsecured, multi-currency and syndicated credit facility. Out of the €1 billion credit facility, €923 million has been agreed with the lenders to extend to 2022.

The funding agreement between the Company and the Dutch pension fund, which manages the Company’s Dutch pension plan, requires the Company to provide additional funding if the plan’s funding ratio, calculated in accordance with regulatory requirements, falls below 105%. The additional funding is not to exceed €150 million over a five-year period. At year end 2016, the plan’s funding ratio was 104%. Following an analysis of various remediation alternatives, the Company has offered an additional funding in the amount of €29 million to be made to the Dutch pension fund in 2017.

In March 2017, our Belgian subsidiaries reached agreements to divest the following stores and projects in Belgium, in order to comply with the conditions the Belgian Competition Authority (BCA) attached to its approval of the merger of Ahold and Delhaize:

•	Lidl Belgium has agreed to buy three Albert Heijn stores and one project;
•	Tanger has agreed to buy one Albert Heijn store and one Proxy Delhaize store;
•	Carrefour has agreed to buy one Albert Heijn store and two Delhaize affiliated stores, as well as one project; and
•	An independent supermarket entrepreneur has agreed to buy one Albert Heijn store.

The agreements are subject to customary closing conditions.

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Stock price information

Our common shares are currently listed on Euronext Amsterdam, with a secondary listing on Euronext Brussels. Our ADRs currently trade on the over-the-counter market and are quoted on the OTCQX International marketplace.

On July 23, 2016, the merger between Ahold and Delhaize was completed with an effective date of July 24, 2016. Delhaize shareholders received 4.75 Ahold ordinary shares for each Delhaize ordinary share.

The following table sets forth, for the periods indicated, the high and low sales prices per Ahold Delhaize common share as reported by Euronext Amsterdam and the high and low bid prices per Ahold Delhaize ADR as quoted on the OTCQX since the completion of the merger between Ahold and Delhaize on July 24, 2016, and the high and low sales prices per Ahold common share as reported by Euronext Amsterdam and the high and low bid prices per Ahold ADR as quoted on the OTCQX prior to the completion of the merger.

	Common Shares Euronext Amsterdam		ADRs OTCQX
	High	Low	High	Low
	(in euros)		(in U.S. dollars)
Financial year ended December 30, 2012	11.05	9.04	14.52	11.33
Financial year ended December 29, 2013	14.10	10.14	19.23	13.40
Financial year ended December 28, 2014	14.75	11.76	19.69	15.06
Financial year ended January 3, 2016	20.68	14.32	21.81	17.10
Financial year ended January 1, 2017	22.09	18.11	24.72	19.17

Financial year ended January 3, 2016
First quarter	19.69	14.32	20.97	17.10
Second quarter	19.29	16.26	21.70	18.12
Third quarter	18.54	16.46	20.36	18.69
Fourth quarter	20.68	17.31	21.81	19.62
Financial year ended January 1, 2017
First quarter	20.97	18.36	23.07	20.01
Second quarter	20.57	18.80	23.22	20.94
Third quarter	22.09	20.11	24.72	22.04
Fourth quarter	21.05	18.11	23.37	19.17

Monthly information
September 2016	22.09	20.11	24.72	22.41
October 2016	21.05	20.00	23.37	22.03
November 2016	20.65	18.61	22.46	19.62
December 2016	20.03	18.11	20.99	19.17
January 2017	20.68	19.31	21.97	20.52
February 2017	20.40	19.70	21.68	21.14

Source: Bloomberg

On December 30, 2016, the last reported price for our common share, as reported on Euronext Amsterdam, was €20.03. On December 30, 2016, the last reported price for our ADR, as reported on the OTCQX, was $20.99.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our common shares are currently listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V., with a secondary listing on Euronext Brussels, the regulated market of Euronext Brussels NV/SA, in both cases under the symbol “AD.”

Our American Depositary Shares, evidenced by American Depositary Receipts and each representing one common share of Ahold Delhaize as of the date of this Form 20-F Report, are not listed on any securities exchange. Our ADRs currently trade on the over-the-counter market and are quoted on the OTCQX International marketplace under the symbol “ADRNY.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Object and Purpose

Under Article 2 of Ahold Delhaize’s Articles of Association, our corporate purpose is to promote or join others in promoting companies and enterprises; to participate in companies and enterprises; to finance companies and enterprises, including the giving of guarantees and acting as surety for the benefit of third parties as security for liabilities of companies and enterprises with which the Company is joined in a group or in which the Company owns an interest or with which the Company collaborates in any other way; to conduct the management of and to operate companies engaged in the wholesale and retail trade in consumer and utility products and companies that produce such products; to operate restaurants and companies engaged in rendering public services, including all acts and things that relate or may be conducive thereto in the broadest sense; as well as to promote, to participate in, to conduct the management of and, as the case may be, to operate businesses of any other kind.

Our Articles of Association are filed as Exhibit 1.1 to this Form 20-F Report.

Share Capital

Issued Share Capital

As of January 1, 2017, there were 268,415,103 Ahold Delhaize cumulative preferred financing shares and 1,281,292,937 Ahold Delhaize common shares issued and fully paid. As of January 1, 2017, there were 9,016,535 fully paid Ahold Delhaize common shares held by Ahold Delhaize in treasury, with a total nominal value of €90,165.35 and a total book value of €159 million. As of January 1, 2017, all issued Ahold Delhaize cumulative preferred financing shares were outstanding. As of January 1, 2017, there were no Ahold Delhaize cumulative preferred shares issued and outstanding. All Ahold Delhaize shares were created under Dutch law. The nominal value of the Ahold Delhaize shares is denominated in euros. The ISIN code for the Ahold Delhaize common shares is NL0011794037, and the ISIN code for the Ahold Delhaize American Depositary Receipts is US5004675014.

Authorized Share Capital

As of the close of business on January 1, 2017, the authorized share capital of Ahold Delhaize amounted to €45,000,000 and was divided into the following classes:

•	1,921,000,000 Ahold Delhaize common shares with a nominal value of €0.01 per share;
•	329,000,000 Ahold Delhaize cumulative preferred financing shares with a nominal value of €0.01 per share subdivided into 122 classes (referred to in this Form 20-F Report as the “Ahold Delhaize cumulative preferred financing shares”), which are convertible into Ahold Delhaize common shares;
•	2,250,000,000 Ahold Delhaize cumulative preferred shares with a nominal value of €0.01 per share (referred to in this Form 20-F Report as the “Ahold Delhaize cumulative preferred shares”);

Register

All Ahold Delhaize cumulative preferred financing shares are issued in registered form. Ahold Delhaize cumulative preferred shares may only be issued in registered form. Ahold Delhaize common shares are either bearer shares or registered shares. All share registers are kept by Ahold Delhaize.

Ahold Delhaize Common Shares

Limitations

There are no special restrictions in the Ahold Delhaize Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote Ahold Delhaize common shares.

Issuance of Ahold Delhaize Common Shares

Ahold Delhaize may issue Ahold Delhaize common shares, or grant rights to subscribe for Ahold Delhaize common shares, only pursuant to a resolution of (i) the General Meeting of the holders of all classes of shares of Ahold Delhaize (referred to in this Form 20-F Report as the Ahold Delhaize General Meeting of Shareholders) or (ii) the Ahold Delhaize Management Board with the approval of the Ahold Delhaize Supervisory Board, to the extent that the Management Board has been authorized to do so by a resolution of the General Meeting of Shareholders. Our General Meeting of Shareholders may authorize the Management Board to issue Ahold Delhaize common shares or grant rights to subscribe for Ahold Delhaize shares, for a fixed period not exceeding five years, and such authorizing resolution may be extended from time to time for a period not exceeding five years. Any such authorization must state the number of Ahold Delhaize common shares that may be issued. A resolution by the Ahold Delhaize General Meeting of Shareholders to issue Ahold Delhaize common shares, to grant rights to subscribe for Ahold Delhaize common shares, or to authorize the Management Board as the corporate body authorized to issue Ahold Delhaize common shares or to grant rights to subscribe for Ahold Delhaize common shares may only be adopted upon a proposal by the Management Board with the prior approval of the Supervisory Board and the holders of the class(es) of shares whose rights are affected by such issuance or grant.

Pursuant to a resolution adopted by the Ahold Delhaize General Meeting of Shareholders on April 19, 2016, the Management Board may, until October 19, 2017, and subject to the approval of the Supervisory Board, issue a number of Ahold Delhaize common shares, or grant rights to subscribe for a number of Ahold Delhaize common shares, up to a maximum of 10% of the issued share capital of Ahold Delhaize.

Pre-emptive Rights

Upon an issuance of Ahold Delhaize common shares or a grant of rights to subscribe for Ahold Delhaize common shares, each existing Ahold Delhaize shareholder will have a pre-emptive right to subscribe for such newly-issued Ahold Delhaize common shares in proportion to the aggregate number of Ahold Delhaize common shares held by such holder. Ahold Delhaize shareholders will not have pre-emptive rights upon an issuance of, or a grant of rights to subscribe for, (i) Ahold Delhaize common shares to employees of Ahold Delhaize or any of its subsidiaries, (ii) Ahold Delhaize common shares against payment in kind, (iii) Ahold Delhaize cumulative preferred shares and (iv) Ahold Delhaize cumulative preferred financing shares. The holders of Ahold Delhaize cumulative preferred shares and Ahold Delhaize cumulative preferred financing shares will not have pre-emptive rights in relation to the issuance of, or the grant of rights to subscribe for, any Ahold Delhaize common shares.

Prior to each issuance of Ahold Delhaize common shares or grant of rights to subscribe for Ahold Delhaize common shares, pre-emptive rights may be restricted or excluded by (i) a resolution of the Ahold Delhaize General Meeting of Shareholders that requires a majority of at least two-thirds of the votes cast at the Ahold Delhaize General Meeting of Shareholders, if less than 50% of the issued and outstanding share capital is represented at the Meeting or (ii) a resolution of the Management Board to the extent that it has been authorized to do so by the Ahold Delhaize General Meeting of Shareholders. The General Meeting of Shareholders may designate the Management Board as the corporate body authorized to, subject to approval of the Supervisory Board, restrict or exclude pre-emptive rights for a fixed period not exceeding five years, and such authorization may be extended from time to time for a period not exceeding five years.

Pursuant to a resolution adopted by the Ahold Delhaize General Meeting of Shareholders on April 19, 2016, the Management Board may, until October 19, 2017, and subject to the approval of the Supervisory Board, restrict or exclude pre-emptive rights in relation to the issuance of Ahold Delhaize common shares or the grant of rights to subscribe for Ahold Delhaize common shares.

Acquisition of Ahold Delhaize Common Shares by Ahold Delhaize

Ahold Delhaize may acquire fully paid-in Ahold Delhaize common shares for no consideration (om niet) at any time. Ahold Delhaize may also, at any time, acquire Ahold Delhaize common shares, regardless of whether these have been fully paid-in or not, under universal succession of title (onder algemene titel), meaning that the shares themselves are acquired under specifically defined transactions under Dutch law, such as by way of a merger (juridische fusie) or a demerger (juridische splitsing). Furthermore, Ahold Delhaize may acquire fully paid-in Ahold Delhaize common shares for consideration (om baat) if (i) Ahold Delhaize’s equity, after giving effect to the payment of the Ahold Delhaize common shares to be acquired, will be at least equal to the called-up and paid-up share capital and the reserves that are required to be maintained pursuant to Dutch law and the Ahold Delhaize Articles of Association, (ii) the aggregate nominal value of the Ahold Delhaize common shares to be acquired or that are already held by Ahold Delhaize and its subsidiaries, or of any Ahold Delhaize common shares held in pledge by the Company, does not exceed 50% of Ahold Delhaize’s issued share capital, (iii) the Ahold Delhaize Management Board has been authorized by the Ahold Delhaize General Meeting of Shareholders to acquire Ahold Delhaize common shares and (iv) the Ahold Delhaize Supervisory Board has approved the acquisition of Ahold Delhaize common shares.

The authorization by the Ahold Delhaize General Meeting of Shareholders will remain valid for a maximum period of eighteen months and must specify the number of Ahold Delhaize common shares that may be acquired, the manner in which the shares may be acquired and the price range for any such acquisition. The authorization of the General Meeting of Shareholders will not be required for the acquisition of fully paid-up Ahold Delhaize common shares in order to transfer such shares to employees of Ahold Delhaize or any of its subsidiaries pursuant to an employee participation plan so long as the Ahold Delhaize common shares are listed on any securities exchange.

Pursuant to a resolution adopted by the Ahold Delhaize General Meeting of Shareholders on April 19, 2016, the Management Board may, until October 19, 2017, and subject to the approval of the Supervisory Board, cause the Company to acquire a number of Ahold Delhaize common shares up to a maximum of 10% of Ahold Delhaize’s issued share capital at the date of the acquisition, except that the Company and its subsidiaries may not hold Ahold Delhaize common shares representing, in the aggregate, more than 10% of Ahold Delhaize’s issued share capital. Ahold Delhaize common shares may be acquired on a securities exchange or otherwise at a price no lower than the nominal value per share and no higher than 110% of the opening price on Euronext Amsterdam on the date of the acquisition.

Reduction of Share Capital

Subject to applicable Dutch law, the Ahold Delhaize General Meeting of Shareholders may, following a proposal by the Management Board with the prior approval of the Supervisory Board, reduce the Company’s issued share capital by (i) cancelling Ahold Delhaize common shares that are held by the Company or for which it holds depositary receipts or (ii) reducing the nominal value of the Ahold Delhaize common shares by amending the Company’s Articles of Association.

A reduction of the share capital will require the approval of (i) the Ahold Delhaize General Meeting of Shareholders, which requires a majority of at least two-thirds of the votes cast if less than 50% of the issued and outstanding share capital is represented at the General Meeting and (ii) each group of holders of shares of a similar class (if any) whose rights are prejudiced.

Pursuant to a resolution adopted by the Ahold Delhaize General Meeting of Shareholders on April 19, 2016, any and all common shares in the share capital of Ahold Delhaize held or repurchased by the Company under the authorization of its General Meeting of Shareholders may be cancelled, resulting in a reduction of Ahold Delhaize’s issued common shares. The number of shares that will be cancelled (whether or not in a tranche) is to be determined by the Ahold Delhaize Management Board.

A reduction of issued share capital will not become effective so long as creditors of Ahold Delhaize may challenge the resolution of the Ahold Delhaize General Meeting of Shareholders.

Transfer of Shares

A transfer of a registered Ahold Delhaize common share will require a written deed of transfer and, if Ahold Delhaize is not a party to such transfer, a written acknowledgment of such transfer by Ahold Delhaize.

Ahold Delhaize Cumulative Preferred Shares

The Ahold Delhaize Articles of Association provide for the possible issuance of Ahold Delhaize cumulative preferred shares. In March 1989, Ahold entered into an agreement with Stichting Ahold Continuïteit (SAC), which was subsequently amended and restated in April 1994, March 1997, December 2001 and December 2003. This agreement is referred to in this Form 20-F Report as the “Option Agreement.” Pursuant to the Option Agreement, SAC was granted an option for no consideration to acquire Ahold Delhaize cumulative preferred shares from the Company, from time to time until December 2018, up to a total nominal value that is equal to the total nominal value of all issued and outstanding shares of Ahold Delhaize’s share capital (excluding Ahold Delhaize cumulative preferred shares) at the time of exercising the option. If the authorized share capital of Ahold Delhaize is changed during the term of the option, the Option Agreement provides for a corresponding change of the total par value of the Ahold Delhaize cumulative preferred shares under the option. The holders of the Ahold Delhaize cumulative preferred shares are entitled to one vote per share and a cumulative dividend expressed as a percentage of the amount called-up and paid-in to purchase the Ahold Delhaize cumulative preferred shares. The applicable percentage is calculated as the sum of (i) the average basic refinancing transaction interest rate as set by the European Central Bank (measured by the number of days during which that rate was in force in the financial year over which the dividend is paid) plus 2.1% and (ii) the average interest surcharge rate (measured by the number of days during which that rate was in force in the financial year over which the dividend is paid) that would be charged by the largest credit institution in the Netherlands (based on the balance sheet total as of the close of the financial year immediately preceding the financial year over which the dividend is paid). The applicable minimum percentage is 5.75%. Subject to limited exceptions, any potential transfer of Ahold Delhaize cumulative preferred shares requires the approval of the Ahold Delhaize Management Board. Ahold Delhaize cumulative preferred shares may only be issued in registered form. Ahold Delhaize may stipulate that only 25% of the nominal value will be paid upon subscription for the Company’s cumulative preferred shares until payment in full is later required by Ahold Delhaize. SAC would then only be entitled to a market-based interest return on its investment.

SAC is a foundation incorporated under Dutch law. Its statutory purpose is to safeguard the interests of Ahold Delhaize and all stakeholders in the Company and to resist, to the best of its ability, influences that might conflict with those interests by affecting Ahold Delhaize’s continuity, independence or identity. See also Item 3D “Risk Factors-Provisions in the call option agreement of Stichting Ahold Continuïteit could discourage, delay or prevent a change of control of our Company.”

Ahold Delhaize Cumulative Preferred Financing Shares

The Ahold Delhaize cumulative preferred financing shares were issued in four tranches. Dividends are paid on each Ahold Delhaize cumulative preferred financing share at a percentage (referred to in this Form 20-F Report as the “financing dividend percentage”) that differs per tranche. When a period of ten years has lapsed after the date of issuance of a tranche, and every ten years thereafter (referred to in this Form 20-F Report as a “reset date”), the financing dividend percentage is reset. The current financing dividend percentage is 1.527% per year for the Ahold Delhaize cumulative preferred financing shares issued in June 1996, 6.08% per year for the Ahold Delhaize cumulative preferred financing shares issued in August 1998, 3.85% per year for the Ahold Delhaize cumulative preferred financing shares issued in October 2000, and 3.35% per year for the Ahold Delhaize cumulative preferred financing shares issued in December 2003. The nominal value plus additional paid-in capital per tranche is €71 million (June 1996 tranche), €46 million (August 1998 tranche), €320 million (October 2000 tranche) and €60 million (December 2003 tranche), and in the aggregate €497 million.

All issued Ahold Delhaize cumulative preferred financing shares are held by Stichting Administratiekantoor Preferente Financieringsaandelen Ahold (referred to in this Form 20-F Report as “SAPFAA”). SAPFAA issued corresponding depositary receipts, and DeltaFort Beleggingen I B.V. and NN Group N.V. hold all of the outstanding depositary receipts. Holders of depositary receipts of Ahold Delhaize cumulative preferred financing shares may attend the Ahold Delhaize General Meeting of Shareholders. The voting rights on the underlying Ahold Delhaize cumulative preferred financing shares will be exercised by SAPFAA at the instruction of the holders of depositary receipts.

Under the Ahold Delhaize Articles of Association, each holder of shares of Ahold Delhaize is entitled to one vote with respect to that number of shares that represents the nominal value of one Ahold Delhaize common share. Pursuant to a contractual arrangement between Ahold Delhaize and the holders of (depositary receipts of) the Company’s cumulative preferred financing shares, the total number of votes that can be exercised by holders of Ahold Delhaize cumulative preferred financing shares is 74,362,963 (approximately 0.28 votes per Ahold Delhaize cumulative preferred financing share).

The Ahold Delhaize cumulative preferred financing shares are convertible into Ahold Delhaize common shares. The maximum number of Ahold Delhaize common shares to be received upon conversion of all outstanding Ahold Delhaize cumulative preferred financing shares is approximately 90 million. A holder of Ahold Delhaize cumulative preferred financing shares may convert all, but not less than all, of its Ahold Delhaize cumulative preferred financing shares of each tranche. Upon conversion, the holders of (depositary receipts of) Ahold Delhaize cumulative preferred financing shares will receive a number of common shares that is calculated by dividing the value of the Ahold Delhaize cumulative preferred financing shares on the day before the conversion date by the average share price of Ahold Delhaize common shares on the five trading days preceding the notification date, on the notification date and on the four trading days following the notification date. For this purpose, the value of the Ahold Delhaize cumulative preferred financing shares will be considered to be equal to the lower of the nominal value plus the additional paid-in capital of the Ahold Delhaize cumulative preferred financing shares (referred to in this Form 20-F Report as the “par value”) or to the present value of the remaining preferred dividends until the first reset date plus the present value of the par value at the first reset date.

Subject to approval of the Ahold Delhaize General Meeting of Shareholders, Ahold Delhaize may redeem all but not less than all Ahold Delhaize cumulative preferred financing shares of each tranche. Redemption of a tranche is subject to the approval of the holders of depositary receipts of that tranche, unless all (remaining) Ahold Delhaize cumulative preferred financing shares are redeemed. The Ahold Delhaize cumulative preferred financing shares will be redeemed at the higher of the par value or the present value of the remaining preferred dividends plus the present value of the par value at the reset date.

Ahold Delhaize American Depositary Receipts

Each Ahold Delhaize ADR represents an ownership interest in one Ahold Delhaize common share that the Company deposits with the custodian, as agent of the depositary, under the Ahold Delhaize deposit agreement. Each Ahold Delhaize ADR also represents any securities, cash or other property deposited with the depositary, but which the depositary has not distributed directly to the Ahold Delhaize ADR holders.

The Ahold Delhaize ADRs may be held either (i) directly by having an Ahold Delhaize ADR registered in the Ahold Delhaize ADR holder’s name, whether issued in certificated or in uncertificated form, or (ii) indirectly through a broker or other financial institution. If a person holds Ahold Delhaize ADRs directly, by having an Ahold Delhaize ADR registered in his or her name on the books of the depositary, that person will be an Ahold Delhaize ADR holder. Except as otherwise indicated, this description assumes that holders of Ahold Delhaize ADRs hold their Ahold Delhaize ADR directly, solely for the purpose of summarizing the Ahold Delhaize deposit agreement. If Ahold Delhaize ADR holders hold Ahold Delhaize ADRs indirectly through a broker or other financial institution, they must rely on the procedures of that broker or other financial institution to assert the rights of an Ahold Delhaize ADR holder described in this section. Ahold Delhaize ADR holders should consult with their brokers or other financial institutions to find out what those procedures are.

The depositary will pay to Ahold Delhaize ADR holders, as of a record date established by the depositary under the terms of the Ahold Delhaize deposit agreement, the cash dividends or other distributions it receives in respect of the Ahold Delhaize common shares underlying such holders’ Ahold Delhaize ADRs, after deducting its fees and expenses. Ahold Delhaize ADR holders will receive these distributions in proportion to the number of Ahold Delhaize common shares represented by the Ahold Delhaize ADRs held by each of them.

As soon as practicable after receipt of notice from Ahold Delhaize of any meeting of, or solicitation of consents or proxies from, holders of Ahold Delhaize common shares underlying the Ahold Delhaize ADRs, upon written request by Ahold Delhaize received by the depositary at least 30 days before the vote or meeting, the depositary will fix a record date for Ahold Delhaize ADR holders and arrange to deliver certain materials to Ahold Delhaize ADR holders relating to the upcoming meeting or solicitation. The materials will contain:

•	Such information as is contained in the notice of meeting or solicitation of consents or proxies received by the depositary from Ahold Delhaize.
•	A statement that the Ahold Delhaize ADR holders as of the close of business on a specified record date will be entitled, subject to any applicable law and the Ahold Delhaize Articles of Association, and the provisions of or governing the Ahold Delhaize common shares (or any other securities, property or cash underlying the holders’ Ahold Delhaize ADRs), to give instructions to the depositary as to the exercise of the voting rights, if any, pertaining to the Ahold Delhaize common shares underlying the Company’s ADRs.
•	A statement as to the manner in which such instructions and notification may be given.

In lieu of distributing the materials received from Ahold Delhaize in connection with the meeting of, or solicitation of consents or proxies from, holders of Ahold Delhaize common shares underlying the Company’s ADRs, the depositary may, to the extent not prohibited by applicable law, regulations or stock exchange requirements, distribute to the Ahold Delhaize ADR holders a notice with instructions on how to retrieve or request such materials.

An Ahold Delhaize ADR holder must hold Ahold Delhaize ADRs on the record date established by the depositary in order to be eligible to give instructions for the exercise of voting rights at a meeting of Ahold Delhaize shareholders. It is possible that the record date Ahold Delhaize uses for the exercise of voting rights on the Ahold Delhaize common shares, on the one hand, and the record date used by the depositary for the exercise of voting rights relating to the Ahold Delhaize common shares underlying the Ahold Delhaize ADRs, on the other hand, may not be the same.

For voting instructions to be valid, the depositary must receive them on or before the date specified in the materials delivered to Ahold Delhaize’s ADR holders. The depositary will, to the extent practicable, endeavor to vote the underlying Ahold Delhaize common shares, or cause them to be voted, in accordance with each Ahold Delhaize ADR holder’s instructions. The depositary will not vote the underlying Ahold Delhaize common shares other than in accordance with the Ahold Delhaize ADR holder’s instructions.

Persons who hold Ahold Delhaize ADRs through a brokerage account or otherwise in “street name” will need to follow the procedures of their broker in order to give voting instructions to the depositary.

In connection with a shareholders’ meeting, Ahold Delhaize and the depositary will not be able to assure that Ahold Delhaize ADR holders will receive the voting materials in time to ensure that holders can either instruct the depositary to vote the Ahold Delhaize common shares underlying the Ahold Delhaize ADRs or withdraw the underlying Ahold Delhaize common shares to vote them in person or by proxy. In addition, except as provided under applicable Dutch law, the depositary and its agents will not be responsible for failing to carry out voting instructions or for the manner in which any such vote is cast or the effect of any such vote.

If the depositary receives from an Ahold Delhaize ADR holder voting instructions that fail to specify the manner in which the depositary is to vote the Ahold Delhaize common shares represented by such holder’s Ahold Delhaize ADRs, the depositary will deem such holder to have instructed the depositary to vote in favor of the items set forth in such voting instructions. If no instructions are received by the depositary from an Ahold Delhaize ADR holder on or before the date established by the depositary for such purpose, such Ahold Delhaize ADR holder will be deemed to have given a discretionary proxy to a person designated by Ahold Delhaize to vote the Ahold Delhaize common shares underlying such Ahold Delhaize ADRs. However, no discretionary proxy will be deemed given for any matter as to which Ahold Delhaize informs the depositary that (i) Ahold Delhaize does not wish such proxy to be given, (ii) substantial opposition exists or (iii) such matter materially and adversely affects the rights of holders of Ahold Delhaize common shares.

The depositary will have no obligation to take any action with respect to any meeting of, or solicitation of consents or proxies from, holders of Ahold Delhaize common shares if such action would violate U.S. laws.

Neither the depositary nor the custodian will under any circumstances exercise any discretion as to voting, and neither the depositary nor the custodian will vote, attempt to exercise the right to vote, or in any way make use of the Ahold Delhaize common shares (or any other securities, property or cash underlying the holders’ Ahold Delhaize ADRs) for purposes of establishing a quorum or otherwise, except pursuant to and in accordance with written instructions from Ahold Delhaize ADR holders or the provisions of the deposit agreement.

Share Premium Reserves

Ahold Delhaize will keep a share premium reserve A and a share premium reserve B to which, except as otherwise provided in the Ahold Delhaize Articles of Association, all holders of Ahold Delhaize common shares will be entitled. Ahold Delhaize will also keep a share premium reserve to which, except as otherwise provided in the Ahold Delhaize Articles of Association, all holders of Ahold Delhaize cumulative preferred financing shares will be entitled.

Upon (i) the conversion of any Ahold Delhaize cumulative preferred financing shares into Ahold Delhaize common shares as described under “-Ahold Delhaize Cumulative Preferred Financing Shares” in this Form 20-F Report, (ii) the issuance of Ahold Delhaize common shares as described under “-Issuance of Ahold Delhaize Common Shares” in this Form 20-F Report, (iii) the repurchase of Ahold Delhaize common shares as described under “-Acquisition of Ahold Delhaize Common Shares by Ahold Delhaize” in this Form 20-F Report, (iv) the cancellation of Ahold Delhaize common shares or a reduction of the share capital of Ahold Delhaize as described under “-Reduction of Share Capital” in this Form 20-F Report, or (v) the conversion of any share premium into share capital relating to Ahold Delhaize common shares, the Ahold Delhaize General Meeting or, if the Ahold Delhaize Management Board has been so authorized by the Ahold Delhaize General Meeting, the Ahold Delhaize Management Board, will determine if and the extent to which a proposed action will be credited or debited against the share premium reserve A or the share premium reserve B. The resolution of the Ahold Delhaize General Meeting or the Ahold Delhaize Management Board, as applicable, will also specify the amount of each of the share premium reserve A or share premium reserve B, as applicable, that is available for the proposed action and the impact of the proposed action on the share premium reserve A or the share premium reserve B, as applicable.

If no determination is made whether a proposed action will be credited or debited against the share premium reserve A or the share premium reserve B, the booking will be made to the share premium reserve A and the share premium reserve B proportionately.

Dividends

Distributions of profits may be made only to the extent that Ahold Delhaize’s equity exceeds the sum of the paid-in and called-up part of Ahold Delhaize’s issued capital and the reserves that must be maintained pursuant to Dutch law and the Ahold Delhaize Articles of Association. A distribution of profits may only be made after the adoption of Ahold Delhaize’s non-consolidated annual accounts by the Ahold Delhaize General Meeting, and only if it appears from the annual accounts that such distribution is permitted. However, subject to the prior approval of the Supervisory Board, the Management Board may make an interim distribution of profits if it appears from an interim statement of assets and liabilities that the requirements for the distribution of profits are satisfied.

If in any given year profit is available for distribution, such profit will be distributed as follows:

•	If any Ahold Delhaize cumulative preferred shares are outstanding, a preferred dividend will be paid on each outstanding Ahold Delhaize cumulative preferred share in an amount equal to a specified percentage, with a minimum of at least 5.75%, of the called-up and paid-in part of the nominal value of such Ahold Delhaize cumulative preferred share and any unpaid preferred dividends relating to prior years. If, in a given financial year, no profit is made or the profits are insufficient to allow the full payment of the preferred dividend on the Ahold Delhaize cumulative preferred shares, the deficit will be paid from the distributable reserves. If the distributable reserves are not sufficient, profits earned in subsequent years will be applied first to clear the deficit on the Ahold Delhaize cumulative preferred shares.
•	After payment in full on the Ahold Delhaize cumulative preferred shares, if any Ahold Delhaize cumulative preferred financing shares are outstanding, a preferred dividend will be paid on each outstanding share in an amount equal to a specified percentage multiplied by the sum of the paid-in part of the nominal value of such Ahold Delhaize cumulative preferred financing share and the premium paid on such share, and any unpaid preferred dividends relating to prior years. The specified percentage will be equal to the arithmetic average of the Euro SWAP Rate (as defined in the Articles of Association) over the last three days preceding the issuance of the first share of the relevant series of Ahold Delhaize cumulative preferred financing shares, increased by a mark-up of up to 300 basis points as determined by the Management Board on the basis of the then prevailing market conditions and approved by the Supervisory Board. If, in a given financial year, no profit is made or the profits are insufficient to allow the full payment of the preferred dividend on the Ahold Delhaize cumulative preferred financing shares, the deficit will be paid from the distributable reserves. If the distributable reserves are not sufficient, profits earned in subsequent years will be applied first to clear the deficit on the Ahold Delhaize cumulative preferred financing shares.

•	Any amount of profits remaining after the payments described in the immediately preceding two bullet points above will be carried to the reserve as the Supervisory Board, in consultation with the Management Board, may deem necessary and after taking into account Ahold Delhaize’s policy on additions to reserves and on dividends.
•	The then remaining profits are at the disposal of the Ahold Delhaize General Meeting, which may resolve to carry such profits to reserve or distribute them among the holders of Ahold Delhaize common shares. To the extent that Ahold Delhaize’s equity exceeds the sum of the paid-in and called-up part of Ahold Delhaize’s issued capital and the reserves that must be maintained pursuant to Dutch law and the Ahold Delhaize Articles of Association, the Ahold Delhaize General Meeting may resolve, upon a proposal from the Management Board with approval from the Supervisory Board, to make a distribution to the holders of Ahold Delhaize common shares from the reserves.

On a proposal of the Ahold Delhaize Management Board with the approval of the Ahold Delhaize Supervisory Board, the Ahold Delhaize General Meeting may also resolve to distribute a dividend in the form of Ahold Delhaize common shares to the holders of Ahold Delhaize common shares.

General Meetings

Ahold Delhaize General Meetings must be held in the Netherlands in the municipalities of Zaanstad, Amsterdam, The Hague, Rotterdam, Utrecht, Amersfoort or Haarlemmermeer. The Ahold Delhaize annual General Meeting must be held once a year, no later than six months after the end of Ahold Delhaize’s financial year.

Notice of an Ahold Delhaize General Meeting must be given by the Management Board or the Supervisory Board at least 42 days prior to the date of the Ahold Delhaize General Meeting. If the meeting notice is not given forty-two days prior to the date of the Ahold Delhaize General Meeting, no resolutions may be adopted other than by a unanimous vote of the entire issued share capital. The meeting notice must be published on Ahold Delhaize’s website and must include, among other matters, an agenda indicating the place, time and date of the meeting and the subjects to be dealt with at the meeting. If necessary or preferred, the Ahold Delhaize Supervisory Board is also capable of giving notice of an Ahold Delhaize General Meeting.

Ahold Delhaize shareholders representing individually or collectively at least 1% of the issued share capital or representing a value of at least €50,000,000 may request to have a matter included in a meeting notice if Ahold Delhaize has received such request not later than 60 days prior to the date of the relevant Ahold Delhaize General Meeting.

Each person who is an Ahold Delhaize shareholder on the record date may attend the Ahold Delhaize General Meeting, if such person or such person’s proxy has notified Ahold Delhaize, prior to the Ahold Delhaize General Meeting, of its intention to attend such meeting in writing. The record date for an Ahold Delhaize General Meeting will be the 28th day prior to the date of the meeting.

Extraordinary Ahold Delhaize General Meetings may be called by the Supervisory Board or the Management Board. In addition, one or more Ahold Delhaize shareholders representing collectively at least one-tenth of the Company’s issued share capital may request that an Extraordinary Ahold Delhaize General Meeting be convened by the Supervisory Board or the Management Board. If an Ahold Delhaize General Meeting has not been held within six weeks of such shareholders’ request, the shareholders who have made such request may, in accordance with the Ahold Delhaize Articles of Association and Dutch law, call the Ahold Delhaize General Meeting. Alternatively, if such shareholders have requested the Supervisory Board or the Management Board call the Ahold Delhaize General Meeting and if the board does not call the Ahold Delhaize General Meeting, the shareholders may request an extraordinary Ahold Delhaize General Meeting if authorized to do so by a district court in the Netherlands.

An Extraordinary Ahold Delhaize General Meeting must be held within three months from the date it becomes apparent to the Ahold Delhaize Management Board that the Company’s equity has decreased to an amount equal to, or lower than, 50% of the paid-up part of its share capital.

Voting Rights

Under Ahold Delhaize’s Articles of Association, each holder of shares of Ahold Delhaize is entitled to one vote with respect to that number of shares that represents the nominal value of one Ahold Delhaize common share. As a result, holders of Ahold Delhaize common shares are entitled to one vote per Ahold Delhaize common share, holders of Ahold Delhaize cumulative preferred shares (if any are outstanding) are entitled to one vote per Ahold Delhaize cumulative preferred share and holders of Ahold Delhaize cumulative preferred financing shares are entitled to one vote per Ahold Delhaize cumulative preferred financing share. Pursuant to a contractual arrangement between Ahold Delhaize and the holders of (depositary receipts of) Ahold Delhaize cumulative preferred financing shares, the total number of votes that can be exercised by holders of Ahold Delhaize cumulative preferred financing shares is 74,362,963 (approximately 0.28 votes per Ahold Delhaize cumulative preferred financing share). No votes may be cast at an Ahold Delhaize General Meeting in respect of shares that are held by Ahold Delhaize or its subsidiaries.

Resolutions of the Ahold Delhaize General Meeting can be approved by a majority of the votes cast without a quorum requirement, except if another majority of votes or quorum is required by Dutch law or the Ahold Delhaize Articles of Association. If the votes on any proposal other than the election of persons are equally divided, it means that the proposal has been rejected. Blank votes and invalid votes will not be counted. Unless Dutch law or the Ahold Delhaize Articles of Association require a larger majority or a higher quorum requirement, resolutions proposed to be adopted by the Ahold Delhaize General Meeting by shareholders can be approved by a majority of the votes cast and this majority must represent at least one-third of the issued share capital.

Amendment of Ahold Delhaize Articles of Association

The Ahold Delhaize General Meeting may resolve to amend the Ahold Delhaize Articles of Association. A proposal to amend the Articles of Association must be included in the agenda of the Ahold Delhaize General Meeting, and a copy of such proposal must be deposited with Ahold Delhaize for inspection by shareholders from the date on which notice of the meeting is given until the end of the Ahold Delhaize General Meeting. A copy of such proposal will also be made available through Ahold Delhaize’s website.

Except if the proposal to amend the Ahold Delhaize Articles of Association is made by the Management Board with the approval of the Supervisory Board, a resolution by the Ahold Delhaize General Meeting to amend the Company’s Articles of Association must be adopted by a majority of the votes cast and such majority must represent at least one-third of Ahold Delhaize’s issued share capital. If the resolution to amend the Ahold Delhaize Articles of Association is adopted by a majority of the votes cast, but such majority does not represent at least one-third of Ahold Delhaize’s issued share capital, the resolution may be adopted at a subsequent Ahold Delhaize General Meeting by a majority of the votes cast without regard to the proportion such majority represents relative to the share capital represented at such meeting.

If the proposal to amend the Ahold Delhaize Articles of Association is made by the Management Board with the approval of the Supervisory Board, a resolution by the Ahold Delhaize General Meeting to amend the Ahold Delhaize Articles of Association must be adopted by a majority of the votes cast without a quorum requirement.

A resolution of the Ahold Delhaize General Meeting to amend the Company’s Articles of Association that would change the rights of the holders of Ahold Delhaize shares of a particular class will require the prior approval of the meeting of holders of shares of that particular class.

Approval of Certain Transactions

Resolutions of the Ahold Delhaize Management Board regarding a significant change in the identity or nature of Ahold Delhaize or its businesses must be approved by the Ahold Delhaize Supervisory Board and the Ahold Delhaize General Meeting.

Significant changes in the identity or nature of Ahold Delhaize or its businesses include:

•	The transfer of the enterprise or practically the entire enterprise to a third party.
•	Concluding or cancelling any long-lasting cooperation by Ahold Delhaize or a subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership (provided that such cooperation or the cancellation thereof is of essential importance to Ahold Delhaize).
•	Acquiring or disposing of a participating interest in the capital of a company with a value of at least one-third of the sum of Ahold Delhaize’s assets according to the consolidated balance sheet with explanatory notes thereto according to Ahold Delhaize’s last adopted annual accounts, by Ahold Delhaize or a subsidiary.

The approval of the Ahold Delhaize General Meeting will generally also be required for a merger or demerger of Ahold Delhaize.

Dissolution and Liquidation

Ahold Delhaize may be dissolved by a resolution of the Ahold Delhaize General Meeting upon the proposal of the Ahold Delhaize Management Board with the prior approval of the Ahold Delhaize Supervisory Board. If the Ahold Delhaize General Meeting has adopted a resolution to dissolve Ahold Delhaize, the members of the Ahold Delhaize Management Board will act as liquidators under the supervision of the Ahold Delhaize Supervisory Board. During such liquidation, the provisions of the Ahold Delhaize Articles of Association will remain in force to the fullest extent possible.

Ahold Delhaize’s surplus assets after satisfaction of its debts will be divided as follows: (i) firstly, the holders of any Ahold Delhaize cumulative preferred shares will, if possible, be paid the par value amount of their shares or, if those shares are not fully paid in, the amount paid thereon, plus an amount equal to the applicable dividend percentage of the amount called up and paid in on the Ahold Delhaize cumulative preferred shares calculated since the day following the period over which the last dividend on those shares was paid; (ii) secondly, the holders of Ahold Delhaize cumulative preferred financing shares will, if possible, be paid the par value amount of their shares, plus the applicable dividend percentage of the sum of the amount paid in and the premium paid on such shares at their issue calculated since the first day of the financial year following the financial year over which the last dividend on those shares was paid minus any distributions paid over such period, except that if the surplus assets are insufficient to make the distributions referred to in this clause (ii), the available surplus assets will be distributed pro rata to the amounts that would have been paid had such assets been sufficient; (iii) thirdly, the holders of Ahold Delhaize common shares will, if possible, be paid the par value amount of their shares, plus the balances of the share premium reserve A and the share premium reserve B; (iv) fourthly, any remaining balance will be used to pay to the holders of founders’ shares 10% of such amount after deducting the excess amount of the general reserve and of the other reserves created from the allocation of profits over the reserves shown on the balance sheet as of December 31, 1961; and (v) fifthly, any remaining balance will be for the benefit of the holders of Ahold Delhaize common shares in proportion to the total nominal value of the Ahold Delhaize common shares held by each of them.

Obligations of Ahold Delhaize Shareholders to Make a Public Offer

Pursuant to the FSA, and in accordance with EU Directive 2004/25/EC, any person who acquires, alone or by acting in concert with others, directly or indirectly, the ability to exercise at least 30% of the voting rights in the Ahold Delhaize General Meeting (whether directly or through the holding of Ahold Delhaize ADRs) is generally required to make a public offer for all of Ahold Delhaize’s issued and outstanding shares at a fair price. A fair price is a price that is equal to the highest price paid by such person or the persons acting in concert with it for the shares in the year prior to the announcement of the offer or, in the absence of such a purchase, the average share price in the year prior to the announcement of the offer. If a 30% shareholder fails to make a public offer, the Enterprise Chamber of the Court of Appeal in Amsterdam (Ondernemingskamer van het Gerechtshof te Amsterdam) may require the shareholder to do so upon the request of, among others, Ahold Delhaize or any of its shareholders. It is generally prohibited to launch a public offer for Ahold Delhaize common shares unless the offer document has been approved by the AFM.

Squeeze-out

Under Dutch law, a shareholder who for his or her own account holds at least 95% of Ahold Delhaize’s issued and outstanding share capital may initiate proceedings against the Company’s other shareholders to acquire their shares. The proceedings are held before the Enterprise Chamber of the Court of Appeal in Amsterdam (Ondernemingskamer van het Gerechtshof te Amsterdam) and must be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The enterprise chamber may only grant the claim for squeeze-out in relation to all minority Ahold Delhaize shareholders and will determine the price to be paid for the shares, if necessary, after the appointment of one or three experts who will offer an opinion to the enterprise chamber on the value to be paid for the shares of the minority Ahold Delhaize shareholders. Once the order to transfer becomes final before the enterprise chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to be paid to those holders of the shares whose addresses are known to the person. Unless the addresses of all such shareholders are known to the person, he or she is required to publish the same in a daily newspaper with nationwide circulation.

An offeror who has made a public offer is also entitled to start takeover squeeze-out proceedings with respect to Ahold Delhaize shareholders if, following the public offer, the offeror holds at least 95% of the issued and outstanding share capital and represents at least 95% of the total voting rights of Ahold Delhaize. The claim for a takeover squeeze-out needs to be filed with the enterprise chamber within three months following the expiration of the acceptance period of the offer. The enterprise chamber may only grant the claim for squeeze-out in relation to all minority Ahold Delhaize shareholders and will determine the price to be paid for the shares, if necessary, after the appointment of one or three experts who will offer an opinion to the enterprise chamber on the value to be paid for the shares of the Ahold Delhaize shareholders. The offer price is assumed to be reasonable if the offer was a mandatory offer by the offeror or if at least 90% of the shares for which the public offer was made were acquired in the offer.

Under the FSA, each minority shareholder who has not previously tendered his or her shares pursuant to a public offer has the right to require the holder of at least 95% of the issued and outstanding share capital of Ahold Delhaize and representing at least 95% of the total voting rights in the Ahold Delhaize General Meeting to purchase its shares. The claim needs to be filed with the enterprise chamber within three months following the expiration of the acceptance period of the offer. With regard to price, the same procedure for determining a fair price in a takeover squeeze-out applies.

Anti-Takeover Provisions

Ahold Delhaize and SAC entered into an agreement, which was restated on December 15, 2003, pursuant to which SAC has the right to acquire from Ahold Delhaize a number of the Company’s cumulative preferred shares in its share capital with a nominal value of €0.01 per share such that the total nominal value of the Ahold Delhaize cumulative preferred shares so acquired is equal to (a) the total nominal value of all Ahold Delhaize common shares and all Ahold

Delhaize cumulative preferred financing shares, in each case issued and outstanding at the time of exercising the SAC call option, minus (b) the total nominal value of any Ahold Delhaize cumulative preferred shares held by SAC at such time. Each Ahold Delhaize cumulative preferred share gives its holder the right to one vote and a cumulative dividend. As of January 1, 2017, there were no Ahold Delhaize cumulative preferred shares issued.

SAC is an independent entity with its own independent directors. Subject to the limits set by its articles of association and Dutch law, SAC determines, in its sole discretion, whether or not to exercise the call option and any resulting votes. The articles of association of SAC provide that its objective is to safeguard the interests of Ahold Delhaize and all its stakeholders and to resist, to the best of its ability, influences that might conflict with those interests by affecting the Company’s continuity, independence or identity.

The issuance of the Ahold Delhaize cumulative preferred shares may have the effect of preventing, discouraging or delaying an unsolicited attempt to achieve a change of control or management and may enhance the ability of the Ahold Delhaize boards to review and consider any proposals or actions of a bidder and/or any alternative course of action.

Disclosure of Information by Ahold Delhaize

Ahold Delhaize is subject to certain disclosure obligations under U.S. and Dutch laws. The following is a description of the general disclosure obligations of public companies under U.S. and Dutch laws as such laws and rules exist as of the date of this report, and should not be viewed as legal advice for specific circumstances.

Periodic Reporting under United States Securities Laws

Under the Securities Exchange Act of 1934 (referred to in this Form 20-F Report as the “Exchange Act”), for so long as Ahold Delhaize’s common shares have been registered with the Securities and Exchange Commission (referred to in this Form 20-F Report as the “SEC”) and Ahold Delhaize’s reporting obligations have not been terminated, Ahold Delhaize will be required to publicly file with the SEC annual reports on Form 20-F within four months of the end of the financial year covered by the report. As a foreign private issuer, Ahold Delhaize is also required to publicly file with the SEC on Form 6-K material information that it makes or is required to make public pursuant to Dutch law or Belgian law, files or is required to file with any stock exchange on which Ahold Delhaize shares trade and which was made public by that exchange, or is otherwise distributed or required to be distributed to shareholders of Ahold Delhaize.

If Ahold Delhaize no longer qualified as a “foreign private issuer,” Ahold Delhaize would be required to publicly file with the SEC an annual report on Form 10-K within 90, 75 or 60 days of the end of the financial year covered by the report, with the time period determined based on Ahold Delhaize’s aggregate worldwide market value, the period of time for which it is has been subject to SEC reporting requirements and certain other factors. In addition, Ahold Delhaize would be required to publicly file with the SEC quarterly reports on Form 10-Q within 45 or 40 days (depending on the same factors) of the end of the applicable financial quarter. Ahold Delhaize would also be required to publicly file with the SEC current reports on Form 8-K typically within four business days after the occurrence of specified significant events, and under Regulation FD, Ahold Delhaize would be required to simultaneously or promptly make public disclosure of any material nonpublic information shared with securities market professionals or shareholders of Ahold Delhaize who are reasonably likely to trade on the basis of the information.

Ahold Delhaize may cease to be a reporting company under the Exchange Act, and to the extent not required in connection with any other debt or equity securities of Ahold Delhaize registered or required to be registered under the Exchange Act, Ahold Delhaize would no longer be required to file annual reports or other information with the SEC.

Financial Reporting under Dutch Law

The Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving) (referred to in this Form 20-F Report as the “FRSA”) applies to financial years starting from January 1, 2006. Under the FRSA, the AFM supervises the application of financial reporting standards by companies such as Ahold Delhaize whose statutory seat is in the Netherlands and whose securities are listed on a regulated Dutch or foreign stock exchange.

Pursuant to the FRSA, the AFM has an independent right to: (i) request an explanation from Ahold Delhaize regarding its application of the applicable financial reporting standards if, based on publicly known facts or circumstances, the AFM has reason to doubt that Ahold Delhaize’s financial reporting meets such standards; and (ii) recommend that Ahold Delhaize make available further explanations in respect of its financial reporting. If Ahold Delhaize does not comply with such a request or recommendation, the AFM may request that the enterprise chamber of the court of appeal in Amsterdam (Ondernemingskamer van het Gerechtshof te Amsterdam) order Ahold Delhaize to: (i) provide an explanation of the way it has applied the applicable financial reporting standards to its financial reports; or (ii) prepare its financial reports in accordance with the enterprise chamber’s instructions.

Ahold Delhaize will be required to publish its annual financial report within four months of the end of the period to which the financial information in its annual report relates, and file such report with the AFM within five days following its adoption by the Ahold Delhaize General Meeting. Ahold Delhaize will also be required to publish and file with the AFM its semi-annual accounts within three months of the end of the period to which the financial information in its semi-annual accounts relates.

Disclosure of Significant Share Ownership

Pursuant to the FSA, any person who directly or indirectly acquires or disposes of an actual or potential interest in the capital or voting rights of Ahold Delhaize must immediately notify the AFM by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in Ahold Delhaize reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

A notification requirement also applies if a person’s capital interest or voting rights reaches, exceeds or falls below the above mentioned thresholds as a result of a change in Ahold Delhaize’s total issued share capital or voting rights.

If such threshold is crossed as a result of a change in Ahold Delhaize’s issued share capital, a notification has to be made no later than the fourth trading day after the AFM has published Ahold Delhaize’s notification of the change in its issued share capital. Ahold Delhaize is required to notify the AFM immediately of the changes to its issued share capital or voting rights if its issued share capital or voting rights have changed by 1% or more since Ahold Delhaize’s prior notification. Ahold Delhaize must furthermore notify the AFM within eight days after each quarter, in the event its issued capital or voting rights has changed by less than 1% in that relevant quarter since Ahold Delhaize’s prior notification.

In addition, every holder of 3% or more of Ahold Delhaize’s issued share capital or voting rights whose interest exceeds, reaches or declines below one of the thresholds mentioned above in comparison to a prior notification to the AFM must notify the AFM within four trading days.

Controlled entities (as such term is defined in the FSA) do not themselves have notification obligations under the FSA, as their direct and indirect interests are attributed to their (ultimate) parent. A person who has a 3% or larger interest in Ahold Delhaize’s issued share capital or voting rights and who ceases to be a controlled entity for these purposes must immediately notify the AFM, and all notification obligations under the FSA will become applicable to such former controlled entity.

Special attribution rules apply to shares and voting rights that are part of the property of a partnership or other form of joint ownership. A holder of a pledge or right of usufruct in respect of shares can also be subject to the notification obligations if such person has, or acquires, the right to vote the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger the reporting obligations as if the pledgee or beneficial owner were the legal holder of the shares.

For purposes of calculating the percentage of capital interest or voting rights, the following interests must be taken into account, among others: (i) shares and voting rights directly held (or acquired or disposed of) by any person; (ii) shares and voting rights held (or acquired or disposed of) by such person’s controlled entity or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement; (iii) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights against a payment; (iv) shares that such person (directly or indirectly) or third party referred to above may acquire pursuant to any option or other right to acquire shares; (v) financial instruments the value of which is (in part) determined by the value of the shares or any distribution associated therewith and which does not entitle such person to acquire any shares (e.g., contracts for difference and total return swaps); (vi) shares that must be acquired upon exercise of a put option by a counterparty; and (vii) shares that are the subject of another contract creating an economic position similar to a direct or indirect holding in those shares.

The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes any notification received.

Non-compliance with these disclosure obligations is an economic offense and may lead to criminal prosecution. The AFM may impose administrative penalties for non-compliance, and the publication thereof. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be notified. A claim requiring that such measures be imposed may be instituted by Ahold Delhaize and/or by one or more shareholders who alone or together with others represent at least 3% of the issued and outstanding share capital of Ahold Delhaize or are able to exercise at least 3% of the voting rights. The measures that the civil court may impose include:

•	An order requiring appropriate disclosure
•	Suspension of the right to exercise the voting rights for a period of up to three years as determined by the court
•	Voiding a resolution adopted by the Ahold Delhaize General Meeting if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the Ahold Delhaize General Meeting until the court makes a decision about such voiding
•	An order to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights in Ahold Delhaize.

Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.

Notification of Short Positions

Each person holding a gross short position in relation to the issued share capital of a Dutch listed company that reaches, exceeds or falls below any one of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%, must immediately give written notice to the AFM. If a person’s gross short position reaches, exceeds or falls below one of the above mentioned thresholds as a result of a change in the Company’s issued share capital, such person is required to make a notification not later than the fourth trading day after the AFM has published the Company’s notification in the public register of the AFM.

In addition, pursuant to Regulation (EU) No 236/2012, each person holding a net short position attaining 0.2% of the issued share capital of a Dutch listed company is required to notify such position to the AFM. Each subsequent increase of this position by 0.1% above 0.2% must also be notified. Each net short position equal to 0.5% of the issued share capital of a Dutch listed company and any subsequent increase of that position by 0.1% will be made public via the AFM short selling register. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set-off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located.

Shareholders are advised to consult with their own legal advisors to determine whether any of these notification obligations apply to them.

Disclosure of Shareholder Information

Under the Dutch Securities Giro Transfer Act, Dutch listed companies may request Euroclear Nederland, admitted institutions, intermediaries, institutions abroad and managers of investment institutions to provide certain information on the identity of their shareholders. Such requests may only be made during a period of 60 days up to the day on which the General Meeting of Shareholders will be held. No information will be given on shareholders with an interest of less than 0.5% of the company’s issued share capital. A shareholder who, individually or together with other shareholders, holds an interest of at least 10% of a company’s issued share capital may request the company to provide the identity of its shareholders. This request may only be made during a period of 60 days until (and not including) the 42nd day before the day on which the General Meeting of Shareholders will be held.

Dutch Corporate Governance Code

The Dutch Corporate Governance Code, as amended on December 10, 2008, and applicable to us through the end of 2016, contains principles and best practice provisions that regulate relations between the Management Board, the Supervisory Board and the General Meeting of Shareholders. The Dutch Corporate Governance Code is divided into five sections that address the following topics: (i) compliance with and enforcement of the Dutch Corporate Governance Code; (ii) the Management Board, including matters such as the composition of the Management Board, selection of members of the Management Board and qualification standards, responsibilities, committees and term of appointment; (iii) Supervisory Board; (iv) the shareholders and the General Meeting of Shareholders; and (v) the audit of the financial reporting and the position of the internal audit function and the external auditor.

The Dutch Corporate Governance Code is based on a “comply or explain” principle. Accordingly, companies that are required to comply with the Dutch Corporate Governance Code must disclose in their annual report filed in the Netherlands whether or not they are complying with the various best practice provisions of the Dutch Corporate Governance Code. If a company does not comply with a best practice provision in the Dutch Corporate Governance Code, the reason for such deviation must be explained in its annual report.

The Dutch Corporate Governance Code applies to Ahold Delhaize because Ahold Delhaize has its statutory seat in the Netherlands and its common shares are traded on Euronext Amsterdam. Ahold Delhaize currently complies with the Dutch Corporate Governance Code. As of the financial year 2017, the revised Dutch Corporate Governance Code of December 8, 2016, is being applied.

Certain Insider Trading and Market Manipulation Laws

U.S., Dutch and Belgian laws each contain rules intended to prevent insider trading and market manipulation. The following is a general description of those laws as such laws exist as of the date of this report, and should not be viewed as legal advice for specific circumstances.

United States

The “insider trading” doctrine under U.S. securities laws generally prohibits any person from trading in a security while in possession of material, non-public information or assisting someone who is engaged in doing the same. The doctrine covers not only those who trade while aware of material, non-public information, but also those who disclose material nonpublic information to others who might trade on the basis of that information (known as “tipping”). A “security” includes not just equity securities, but any security (e.g., derivatives). Thus, members of a board of directors, officers and other employees may not purchase or sell shares or other securities when they are in possession of material, non-public information about the company (including the company’s business, prospects or financial condition), nor may they tip any other person by disclosing material, non-public information about the company.

Europe

The Regulation (EU) No 596/2014 provides for specific rules intended to prevent market abuse, such as prohibitions on insider trading, divulging inside information and tipping, as well as market manipulation. The EU prohibition on market manipulation may mean that certain restrictions apply to the ability of a company to repurchase its shares. In certain circumstances, investors can also be subject to the EU market abuse rules. Regulation (EU) No 596/2014 provides for specific rules related to the disclosure of inside information. Ahold Delhaize will also be subject to the rules of the FSA in relation to the disclosure of inside information.

Ahold Delhaize Supervisory Board

The Ahold Delhaize Supervisory Board is an independent corporate body responsible for supervising and advising the Ahold Delhaize Management Board and overseeing the general course of affairs and strategy of the Company. The Ahold Delhaize Supervisory Board is guided in its duties by the interests of Ahold Delhaize and the enterprise connected with Ahold Delhaize, taking into consideration the overall good of the enterprise and the relevant interests of all its stakeholders. Dutch law and the Ahold Delhaize rules of procedure of its Executive Committee and Management Board require the approval of the Ahold Delhaize Supervisory Board for certain major resolutions proposed to be taken by the Ahold Delhaize Management Board, including: (i) the annual budget; (ii) any merger, demerger or joint venture; (iii) any acquisition or disposal of shareholdings from or to a third party (other than a subsidiary of Ahold Delhaize or another member of the group; (iv) any transaction as a result of which Ahold Delhaize will enter into new national markets; (v) general capital investments exceeding €50 million; (vi) transactions to add new stores through acquisitions or construction exceeding €50 million; (vii) equity investments or disposals in franchises or leases exceeding €50 million; (viii) the initiation or settlement of any litigation or claim with a value exceeding €50 million; (ix) any programs, facilities or contracts (that include but are not limited to borrowing and investment facilities and bond debt programs), with a term of more than one year, that are not included in the annual budget and exceed a value of €250 million; (x) the issuance of any shares or a right to obtain shares (including stock options and conditional shares for employees, not resulting from an approved general incentive program); (xi) any dividend payments other than the required dividend payment on the Ahold Delhaize cumulative preferred financing shares or relating to the Ahold Delhaize cumulative preferred shares; (xii) applying for listing or withdrawing of the official listing of securities on any exchange; (xiii) applying for a moratorium of payments or filing of a bankruptcy petition with respect to Ahold Delhaize; (xiv) terminating the employment of a significant number of employees of Ahold Delhaize or one of its subsidiaries at the same time or within a short timespan; (xv) transfer of the business or virtually all of the business to a third party; (xvi) entry into or termination of long-term cooperation by Ahold Delhaize or a subsidiary (dochtermaatschappij) with another legal entity or partnership or as a general partner with full liability in a limited or general partnership if such cooperation or the termination thereof is of far-reaching significance for Ahold Delhaize; and (xvii) acquisition or disposal by Ahold Delhaize or a subsidiary of a participation in the capital of another company the value of which equals at least a third of the amount of the assets according to the consolidated balance sheet with explanatory notes attached to Ahold Delhaize’s annual accounts as most recently adopted. Resolutions with respect to matters under (xv), (xvi) and (xvii) also require the approval from the Ahold Delhaize General Meeting of Shareholders.

The Supervisory Board does not have the power to vote its own compensation. The members propose their compensation to the General Meeting of Shareholders.

Appointment, Suspension and Dismissal of Members of the Ahold Delhaize Supervisory Board

The Ahold Delhaize Supervisory Board determines the number of its members. The Supervisory Board is comprised of members who are able to act critically and independently of one another, the Management Board and other particular interests. The Ahold Delhaize General Meeting of Shareholders appoints, suspends or dismisses a member of the Company’s Supervisory Board by a majority of the votes cast, upon a proposal made by the Supervisory Board. If another party makes the proposal, a majority of votes cast, representing at least one-third of the issued share capital, is required. If this qualified majority is not achieved but a majority of the votes exercised was in favor of the proposal, then a second meeting may be held. In the second meeting, only a majority of votes exercised, regardless of the number of shares represented at the meeting, is required. A member of the Ahold Delhaize Supervisory Board is appointed for a four-year term and is eligible for reappointment. However, a member of the Ahold Delhaize Supervisory Board may not serve for more than twelve years.

Ahold Delhaize Management Board

The Ahold Delhaize Management Board is responsible for the actions and decisions of the Ahold Delhaize Executive Committee and the overall management of the Company. The Ahold Delhaize Management Board is supervised and advised by the Ahold Delhaize Supervisory Board. The General Meeting approves our remuneration policy and the Supervisory Board votes on individual compensation of members of the Management Board.

Appointment, Suspension and Dismissal of Members of the Ahold Delhaize Management Board

According to the Ahold Delhaize Articles of Association, the Company’s Management Board must consist of at least three members. The Ahold Delhaize General Meeting of Shareholders may appoint, suspend or dismiss a member of the Ahold Delhaize Management Board by a majority of votes cast, upon a proposal made by the Ahold Delhaize Supervisory Board. If another party makes the proposal, a majority of votes cast, representing at least one-third of the issued share capital, is required. If this qualified majority is not achieved, but a majority of the votes exercised was in favor of the proposal, then a second meeting may be held. In the second meeting, only a majority of the votes exercised, regardless of the number of shares represented at the meeting, is required to adopt the proposal. The members of the Ahold Delhaize Management Board are appointed for four-year terms and may be reappointed for additional terms not exceeding four years. The Ahold Delhaize Supervisory Board may at any time suspend a member of the Ahold Delhaize Management Board.

Conflicts of Interest

Each member of the Ahold Delhaize Management Board is required to immediately report any potential conflict of interest to the Chairman of the Ahold Delhaize Supervisory Board and to the other members of the Ahold Delhaize Management Board and provide them with all relevant information. Each member of the Ahold Delhaize Supervisory Board is required to immediately report any potential conflict of interest to the Chairman of the Ahold Delhaize Supervisory Board and provide him or her with all relevant information. The Chairman of the Ahold Delhaize Supervisory Board determines whether there is a conflict of interest. The Chairman of the Ahold Delhaize Supervisory Board is required to immediately report any potential conflict of interest regarding him- or herself to the Vice-Chairman of the Ahold Delhaize Supervisory Board and provide him or her with all relevant information. In such case, the Vice-Chairman of the Ahold Delhaize Supervisory Board determines whether there is a conflict of interest. If a member of the Ahold Delhaize Supervisory Board or Management Board has a conflict of interest with Ahold Delhaize, the member may not participate in the discussions and/or decision-making process on subjects or transactions relating to the conflict of interest. If as a result of conflict(s) of interest, no resolution can be adopted by the Ahold Delhaize Management Board, the resolution may be adopted by the Ahold Delhaize Supervisory Board. If, as a result of conflict(s) of interest, no resolution can be adopted by the Ahold Delhaize Supervisory Board, the resolution may be adopted by the Ahold Delhaize General Meeting of Shareholders.

C.	MATERIAL CONTRACTS

Merger Agreement between Ahold and Delhaize

On June 24, 2015, Ahold and Delhaize entered into a merger agreement providing for a combination of our businesses through a cross-border legal merger of Delhaize into Ahold, with Ahold continuing as the surviving company in the merger. At the closing of the merger, on July 24, 2016, holders of common shares of Delhaize received 4.75 common shares of Ahold for each Delhaize common share they owned.

The foregoing description is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 4.1 to this Form 20-F Report and is incorporated herein by reference.

Revolving Facilities Agreement

On February 25, 2015, we entered into the Amendment and Restatement Agreement of a Revolving Facilities Agreement, dated June 6, 2011, with certain of our subsidiaries as obligors and ABN AMRO Bank N.V.; Bank of America Merrill Lynch International Limited; BNP Paribas Fortis SA/NV, Netherlands branch; U.S. Bank National Association; Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank); Deutsche Bank Luxembourg S.A.; Goldman Sachs Bank USA; ING Bank N.V.; J.P. Morgan Limited; KBC Bank N.V., acting through its branch in the Netherlands; KBC Bank NV Nederland; The Royal Bank of Scotland PLC; Société Générale Corporate & Investment Banking (the corporate and investment banking division of Société Générale); The Bank of Tokyo-Mitsubishi UFJ, Ltd and U.S. Bank National Association as arrangers; Société Générale Corporate & Investment Banking (the corporate and investment banking division of Société Générale) and The Bank of Tokyo-Mitsubishi UFJ, Ltd as coordinators; Bank of America Merrill Lynch International Limited as agent; and Bank of America, N.A. and BNP Paribas Fortis SA/NV, Netherlands branch as issuing banks and financial institutions as lenders.

Pursuant to this agreement, we have access to a €1.0 billion committed, unsecured, multi-currency and syndicated credit facility that was amended and extended in February 2015, whereby the Company reduced the size of the credit facility from €1.2 billion to €1.0 billion (providing for the issuance of $275 million in letters of credit). At the same time, the facility was extended to 2020 with two potential extensions after 12 and 24 months that would take the facility to 2021 and 2022 respectively. In February 2016, the first extension was successfully agreed with the lenders. In February 2017, the Company requested that the lenders consent to a second extension. Out of the €1 billion credit facility, €923 million has been agreed with the lenders to extend to 2022. The credit facility contains customary covenants and is subject to a financial covenant that requires Ahold Delhaize, in the event that its corporate rating from Standard & Poor’s and Moody’s is lower than BBB / Baa2, respectively, not to exceed a maximum leverage ratio of 4.0:1. During 2016 and 2015, the Company was in compliance with these covenants. As of January 1, 2017, there were no outstanding borrowings under the facility.

The foregoing description is qualified in its entirety by reference to the Amendment and Restatement Agreement of a Revolving Facilities Agreement, which is filed as Exhibit 4.2 to this Form 20-F Report and is incorporated herein by reference.

Cross Guarantee Agreement

We are party to a Cross Guarantee Agreement, dated as of May 21, 2007, with Delhaize U.S. Holding, Inc. and substantially all of its U.S. subsidiaries, under which each company party to the agreement guarantees fully and unconditionally, jointly and severally Ahold Delhaize existing financial indebtedness, Delhaize America existing financial indebtedness, specific financial indebtedness of one European subsidiary and all future unsubordinated financial indebtedness of each party to the agreement from the date such party joined the agreement.

If any sum owed to a creditor by a guarantor pursuant to its guarantee under the Cross Guarantee Agreement is not recoverable from such guarantor for any reason whatsoever, then such guarantor is obligated, forthwith upon demand by such creditor, to pay such sum by way of a full indemnity.

As of the date of filing this Form 20-F Report, the parties to the Cross Guarantee Agreement are Koninklijke Ahold Delhaize N.V; Delhaize De Leeuw/Le Lion Comm. VA; Delhaize U.S. Holding, Inc.; Delhaize America, LLC; Food Lion, LLC; Hannaford Bros. Co., LLC; Risk Management Services, Inc.; Martin’s Foods of South Burlington, LLC; Boney Wilson & Sons, Inc.; Victory Distributors, LLC; Bottom Dollar Food Northeast, LLC; Retail Business Services LLC; Retained Subsidiary One, LLC; Delhaize America Distribution, LLC; DZA Brands, LLC; Delhaize America Transportation, LLC; and Delhaize America Supply Chain Services, Inc. Information with respect to our subsidiaries that are Cross Guarantors at December 31, 2016, is included in Note 37 to the consolidated financial statements included in this Form 20-F Report. All guarantor subsidiaries are 100% owned by us.

The description of the Cross Guarantee Agreement contained in this Form 20-F Report is qualified in its entirety by reference to a copy of such agreement filed as exhibit 99.2 to Delhaize Group’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on May 29, 2007, (second of three reports) and incorporated in this Form 20-F Report by reference.

Financial Indebtedness

Under the Cross Guarantee Agreement, the term “financial indebtedness” of any person means, without duplication (and as each may be amended, modified, extended or renewed from time to time): (i) all obligations of such person under agreements for borrowed money; (ii) all obligations of such person evidenced by bonds, debentures, notes or similar instruments; (iii) all hedging obligations of such person; and (iv) all guarantees by such person of obligations of other persons of the type referred under clauses (i), (ii) or (iii).

The term “person” means any individual, company, corporation, firm, partnership, joint venture, association, organization, state or agency or a state or other entity, whether or not having separate legal personality.

The term “hedging obligations” means, with respect to any person, the obligations of such person under: (i) currency exchange, interest rate or commodity swap agreements, cap agreements, floor agreements or collar agreements; and (ii) other similar agreements or arrangements designed to protect such person against fluctuations in currency exchange, interest rates or commodity prices.

Intercompany financial indebtedness is not guaranteed under the Cross Guarantee Agreement.

Ranking; Limit of Liability

The obligations of each company party to the Cross Guarantee Agreement constitute direct, general, unconditional and unsubordinated obligations of such company that shall at all times rank at least pari passu with all of its other existing financial indebtedness set forth on a schedule to the Cross Guarantee Agreement and its future unsubordinated financial indebtedness, save for such obligations as may be preferred by mandatory provisions of law. The obligations of each party under the Cross Guarantee Agreement are limited to the maximum amount that can be guaranteed without constituting a fraudulent conveyance or fraudulent transfer under applicable insolvency laws.

Applicability of Cross Guarantee Agreement

To the extent a guarantor’s guarantee of financial indebtedness is addressed in an agreement to which such guarantor is a party or is otherwise contractually bound, which contains such guarantee, other than the Cross Guarantee Agreement, the Cross Guarantee Agreement does not apply to such guarantor’s guarantee of such financial indebtedness and, to be clear, nothing contained in the Cross Guarantee Agreement in any way supersedes, modifies, replaces, amends, changes, rescinds, waives, exceeds, expands, enlarges or in any way affects the provisions, including warranties, covenants, agreements, conditions, representations or, in general, any of the rights and remedies, and any of the obligations, of such guarantor and any creditor with respect to such guarantee of such financial indebtedness set forth in such other agreement.

Release of Guarantors and Guarantor Obligations

The obligations of a guarantor under the Cross Guarantee Agreement, which we refer to as a released guarantor in this paragraph, any lien created by such released guarantor with respect to such obligations, and the obligations under the Cross Guarantee Agreement of all other guarantors with respect to the financial indebtedness of the released guarantor will be automatically and unconditionally released without any action on the part of any creditor:

•	In connection with any sale, exchange, transfer or other disposition by such released guarantor of all or substantially all of the assets of that released guarantor, provided that the proceeds of that sale or other disposition are applied in accordance with the applicable provisions of any applicable financial indebtedness, or

•	In connection with any sale, exchange, transfer or other disposition (including by way of merger, consolidation or otherwise), directly or indirectly, of capital stock of such released guarantor, by Ahold Delhaize or any subsidiary thereof, to any person that is not Ahold Delhaize or a subsidiary of Ahold Delhaize, or an issuance by such released guarantor of its capital stock, in each case as a result of which such released guarantor ceases to be a subsidiary of Ahold Delhaize, provided, that: (i) such transaction is made in accordance with the applicable provisions of any applicable financial indebtedness; and (ii) such released guarantor is also released from all of its obligations, if any, in respect of all other financial indebtedness of each other guarantor under the Cross Guarantee Agreement.

In addition to any other releases for which a guarantor qualifies under the Cross Guarantee Agreement, notwithstanding any other provision of the Cross Guarantee Agreement to the contrary, without limiting the validity of any agreement into which a guarantor and a creditor may enter, a guarantor that obtains a written release from a creditor releasing such guarantor from its obligations under the Cross Guarantee Agreement with respect to the financial indebtedness owing to such creditor specified in such release shall be so released.

Termination of Agreement with Respect to Future Financial Indebtedness

Subject to certain limitations, the Cross Guarantee Agreement may be terminated with respect to a guarantor at any time by such guarantor providing written notice to the other parties to the Cross Guarantee Agreement or by mutual agreement; provided, however, that termination by Delhaize America or any other subsidiary of Ahold Delhaize party to the Cross Guarantee requires the written consent of Ahold Delhaize; and provided, further, except as otherwise provided, any termination of the Cross Guarantee Agreement with respect to a guarantor affects neither:

•	Such guarantor’s obligations under the Cross Guarantee Agreement in relation to any financial indebtedness that came into existence prior to that termination, nor

•	The obligations of the other guarantors with respect to such guarantor’s financial indebtedness that came into existence prior to that termination. Financial indebtedness that comes into existence after that termination shall not be covered by the Cross Guarantee Agreement with respect to the terminating guarantor.

Third Parties

Subject to the release provisions of the Cross Guarantee Agreement discussed under the headings “Cross Guarantee Agreement-Release of Guarantors and Guarantor Obligations” and “-Termination of Agreement with Respect to Future Financial Indebtedness” above, creditors of financial indebtedness guaranteed under the Cross Guarantee Agreement are entitled to rely on the Cross Guarantee Agreement and on the guarantees constituted pursuant to the Cross Guarantee Agreement. The Cross Guarantee Agreement constitutes a stipulation pour autrui or third-party beneficiary contract for their benefit. Accordingly, such creditors shall be entitled to rely on and enforce the Cross Guarantee Agreement.

The foregoing description is qualified in its entirety by reference to the Cross Guarantee Agreement, which is filed as Exhibit 4.3 to this Form 20-F Report and is incorporated herein by reference.

D.	EXCHANGE CONTROLS

Under the Dutch External Financial Relations Act of March 25, 1994 (Wet financiële betrekkingen buitenland 1994), the Minister of Finance is authorized to issue regulations relating to financial transactions concerning the movement of capital to or from countries that are not members of the European Union with respect to direct investments, establishments, the performing of financial services, the admission of negotiable instruments or goods, if these regulations are necessary for the implementation of measures that are adopted by the European Parliament and the Council pursuant to article 64(2) of the Treaty on the European Union. These regulations may contain a prohibition to perform any of the actions they indicate without a license. To date, no regulations of this type have been issued that are applicable to Ahold Delhaize.

Under Dutch law and subject to the Dutch 1977 Sanctions Act (Sanctiewet 1977), which implements international sanctions regimes against certain states or territories, there are no exchange control restrictions on investments in, or payments on, Ahold Delhaize’s common shares, except as to cash amounts. Such cash amounts may be subject to obligations to declare with the appropriate authorities above certain thresholds as specified in laws and regulations as applicable from time to time.

E.	TAXATION

United States Federal Income Taxation

The following discussion describes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our ADRs and common shares as of the date hereof. This discussion deals only with ADRs and common shares that are held as capital assets by a U.S. Holder (as defined below). In addition, the discussion set forth below is applicable only to U.S. Holders (i) who are residents of the United States for purposes of the current Tax Convention with the Netherlands (the “Treaty”), (ii) whose ADRs or common shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in the Netherlands and (iii) who otherwise qualify for the full benefits of the Treaty.

As used herein, the term “U.S. Holder” means a beneficial owner of our ADRs or common shares that is, for U.S. federal income tax purposes, any of the following:

•	An individual citizen or resident of the United States
•	A corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia
•	An estate the income of which is subject to U.S. federal income taxation regardless of its source
•	A trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to a United States Holder who is subject to special treatment under the U.S. federal income tax laws, including:

•	A dealer in securities or currencies
•	A financial institution
•	A regulated investment company
•	A real estate investment trust
•	An insurance company
•	A tax-exempt organization
•	A person holding our ADRs or common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle
•	A trader in securities that has elected the mark-to-market method of accounting for your securities
•	A person liable for alternative minimum tax
•	A person who owns or is deemed to own 10% or more of our voting stock
•	A partnership or other pass-through entity for U.S. federal income tax purposes
•	A person whose “functional currency” is not the U.S. dollar

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our ADRs or common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADRs or common shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-U.S. tax laws.

If you are considering the purchase of our ADRs or common shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADRs or common shares, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

ADRs

If you hold ADRs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADRs. Accordingly, deposits or withdrawals of common shares for ADRs will not be subject to U.S. federal income tax.

Taxation of Dividends

The gross amount of distributions on the ADRs or common shares (including any amounts withheld to reflect Netherlands withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADRs or common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to make distributions to shareholders in excess of earnings and profits in accordance with U.S. federal income tax principles. Therefore, you may expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of common shares, or by the depositary, in the case of ADRs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States, which the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and we believe we are eligible for the benefits of the Treaty. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

The amount of any dividend paid in euros will equal the U.S. dollar value of the euros received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, or by the depositary, in the case of ADRs, regardless of whether the euros are converted into U.S. dollars. If the euros received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the euros received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the euros equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the euros will be treated as U.S. source ordinary income or loss.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 15%. You may be required to properly demonstrate to the Company and the Netherlands tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations (including a minimum holding period requirement), Netherlands withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADRs or common shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Distributions of ADRs, common shares or rights to subscribe for ADRs or common shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. Consequently, such distributions generally will not give rise to foreign source income, and you generally will not be able to use the foreign tax credit arising from any Netherlands withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources.

Passive Foreign Investment Company

We do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADRs or common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the ADRs or common shares in an amount equal to the difference between the amount realized for the ADRs or common shares and your tax basis in the ADRs or common shares. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADRs or common shares for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Netherlands tax imposed on the disposition of ADRs or common shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADRs or common shares and the proceeds from the sale, exchange or other disposition of our ADRs or common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Dutch Taxation

The following discussion describes certain Dutch tax consequences of the purchase, ownership and disposition of our ADRs and common shares as of the date thereof.

For purposes of Dutch tax law, a holder of our common shares or ADRs may include an individual who or entity that does not have the legal title of these common shares or ADRs, but to whom nevertheless our common shares or ADRs or the income thereof is attributed based on specific statutory provisions or on the basis of such individual or entity having an interest in our common shares or ADRs or the income thereof.

This summary is based on tax legislation, published case law, treaties, regulations and published policy, in each case as in force as of December 31, 2016, and it does not take into account any developments or amendments thereof after that date whether or not such developments or amendments have retroactive effect.

This summary does not address the Dutch tax consequences for:

•	Investment institutions (“fiscale beleggingsinstellingen”) within the meaning of article 28 of the Dutch Corporate Income Tax Act 1969 (“Wet op de vennootschapsbelasting 1969”)
•	Pension funds, exempt investment institutions within the meaning of article 6a of the Dutch Corporate Income Tax Act 1969 (“vrijgestelde beleggingsinstellingen”) or other Netherlands tax resident entities that are not subject to or exempt from Netherlands corporate income tax
•	The corporate holders of our common shares or ADRs that qualify for the participation exemption (“deelnemingsvrijstelling”) or would qualify for the participation exemption had such corporate holders been resident in the Netherlands. Generally speaking, a shareholding is considered to qualify as a participation for the participation exemption if it represents an interest of 5% or more of the nominal paid-up share capital
•	Our holders of shares or ADRs holding a substantial interest (“aanmerkelijk belang”) or a deemed substantial interest (“fictief aanmerkelijk belang”) in us, as the case may be, and holders of our shares or ADRs of whom a certain related person holds a substantial interest in us, as the case may be. Generally speaking, a substantial interest in us, as the case may be, arises if a person, alone or, where such person is an individual, together with his or her partner (statutory defined term), directly or indirectly, holds or is deemed to hold (i) an interest of 5% or more of our total issued capital, as the case may be, or of 5% or more of the issued capital of a certain class of our shares, as the case may be, (ii) rights to acquire, directly or indirectly, such interest, or (iii) certain profit-sharing rights in us, as the case may be
•	Persons to whom our common shares or ADRs and the income from our common shares and ADRs are attributed based on the separated private assets (“afgezonderd particulier vermogen”) provisions of the Dutch Income Tax Act 2001 (“Wet inkomstenbelasting 2001”) and the Dutch Gift and Inheritance Tax Act 1956 (“Successiewet 1956”)
•	Entities that are resident of Aruba, Curaçao or Sint Maarten and have an enterprise that is carried on through a permanent establishment or a permanent representative on Bonaire, Sint Eustatius or Saba and the common shares are attributable to such permanent establishment or permanent representative
•	Holders of our common shares or ADRs not considered as the beneficial owners (“uiteindelijk gerechtigden”) of these common shares or ADRs or the benefits derived from or realized in respect of these common shares or ADRs
•	Individuals to whom our common shares or ADRs or the income therefrom are attributable to employment activities that are taxed as employment income in the Netherlands.

Where this summary refers to the Netherlands or Dutch tax law, such reference is restricted to the part of the Kingdom of the Netherlands that is situated in Europe and the legislation applicable in that part of the Kingdom.

Any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands includes the Tax Regulation for the Kingdom of the Netherlands (“Belastingregeling voor het Koninkrijk”) and the Tax Regulation for the Country of the Netherlands (“Belastingregeling voor het land Nederland”).

Withholding Requirement on Dividends

We are required to withhold 15% Dutch dividend withholding tax in respect of dividends paid on our common shares and ADRs. Generally, the Dutch dividend withholding tax will not be borne by us, but will be withheld from the gross dividends paid on the shares and ADRs. In the Dutch Dividend Tax Act 1965 (“Wet op de dividendbelasting 1965”), dividends are defined as the proceeds from shares, which include:

•	Direct or indirect distributions of profit, regardless of name or form
•	Liquidation proceeds, proceeds from redemption of the shares and, the consideration for the repurchase of the shares by us in excess of its average paid-in capital determined for Dutch dividend withholding tax purposes, unless a particular statutory exemption applies
•	The nominal value of shares issued to a holder of the shares or an increase of the nominal value of the shares, insofar as the nominal value or increase in the nominal value of the shares is not funded out of our paid-in capital as determined for Dutch dividend withholding tax purposes
•	Partial repayments of paid-in capital recognized for Dutch dividend withholding tax purposes, if and to the extent that there are “qualifying profits” (“zuivere winst”), unless our General Meeting of Shareholders has resolved in advance to make such repayment and the nominal value of the shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association and the paid-in capital is recognized as such for Dutch dividend withholding tax purposes. The term “qualifying profits” includes anticipated profits that have yet to be realized.

Residents of the Netherlands

If a holder of our shares is a resident or deemed to be a resident of the Netherlands for Dutch corporate or individual income tax purposes, Dutch dividend withholding tax withheld with respect to proceeds from our shares will be creditable for Dutch corporate income tax or Dutch individual income tax purposes (and, to the extent exceeding such Dutch corporate income tax or Dutch individual income tax, refunded).

Non-residents of the Netherlands

If a holder of our shares is a resident of a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and the holder’s country, and such holder is a resident of the Netherlands or the other country for the purposes of such a treaty, the holder may, depending on the terms of the particular treaty, qualify for full or partial relief at source or for a refund in whole or in part of the Dutch dividend withholding tax.

A refund of the Dutch dividend withholding tax is available to entities resident in another EU member state, Norway, Iceland, or Liechtenstein if (a) these entities are not subject to corporate income tax in another EU member state, Norway, Iceland or Lichtenstein, as applicable, and (b) these entities would not be subject to Dutch corporate income tax, if they were tax resident in the Netherlands for corporate income tax purposes and (c) these entities are not comparable to investment institutions (“fiscale beleggingsinstellingen”) or exempt investment institutions (“vrijgestelde beleggingsinstellingen”). Furthermore, a similar refund of Dutch dividend withholding tax may be available to entities resident in other countries than the EU or EEA, under the additional conditions that (i) our shares are considered portfolio investments and (ii) the Netherlands can exchange information with the country of the holder in line with the international standards for the exchange of information.

Based on published case law of the European Court of Justice, non-resident shareholders may also be entitled to a refund of Dutch dividend withholding tax based on their individual circumstances. If the tax in the individual circumstances (including a refund or credit in the country of residence) is higher than the combined dividend tax and personal income tax (also taking into account certain thresholds “heffingvrij vermogen”) of that individual if he or she was taxed in the Netherlands, a refund may be requested.

As of January 1, 2017 a refund of the Dutch dividend withholding tax is available to certain non-EU shareholders (persons and entities) (a) if these shareholders are not subject to personal or corporate income tax for this dividend income and (b) to the extent that Dutch dividend withholding tax after any refund based on the Dutch dividend tax act or based on a Treaty for the avoidance of double taxation exceeds the personal or corporate income tax that shareholder would be liable for if that shareholder would be resident of the Netherlands and (c) if the Netherlands can exchange information with this other country in line with the international standards for the exchange of information and (d) if our shares are considered portfolio investments.

Beneficial Owner

A recipient of proceeds from the shares will not be entitled to any exemption, reduction, refund or credit of Dutch dividend withholding tax if such recipient is not considered to be the beneficial owner of such proceeds. The recipient will not be considered the beneficial owner of these proceeds, if, in connection with such proceeds, the recipient has paid consideration as part of a series of transactions in respect of which it is likely:

•	That the proceeds have in whole or in part accumulated, directly or indirectly, to a person or legal entity that would:
○	As opposed to the recipient paying the consideration, not be entitled to an exemption from Dutch dividend withholding tax, or
○	In comparison to the recipient paying the consideration, be entitled to a reduction, refund or credit of Dutch dividend withholding tax to a lesser extent, and
•	That such person or legal entity has, directly or indirectly, retained or acquired an interest in shares, profit-sharing certificates or loans, comparable to the interest it had in similar instruments prior to the series of transactions being initiated.

Exempt entities

A holder of our shares who is a resident in the United States and is entitled to the benefits of the 1992 double tax treaty entered into by the United States and the Netherlands, as amended most recently by the Protocol signed on March 8, 2004, will be entitled to a refund of the Dutch dividend withholding tax by way of an exemption or refund if the U.S. shareholder is an exempt pension trust as described in Article 35 of the US-NL treaty, or an exempt organization as described in Article 36 of the U.S.-NL treaty.

Such U.S. shareholder may claim (i) an exemption at source, or (ii) a refund of Dutch dividend withholding tax, by filing, through the withholding agent as mentioned in article 9 of the Dutch Dividend Withholding Tax Act 1965, a complete and signed copy of one of the following forms within three years after the end of the calendar year in which the Dutch dividend withholding tax was levied:

•	If the holder of our shares is an exempt pension trust as described in article 35 of the US-NL treaty: Form IB 96 USA, or
•	If the holder of our shares is an exempt organization as described in article 36 of the US-NL treaty: Form IB 95 USA.

Corporate Income Tax and Individual Income Tax

Residents of the Netherlands

If a corporate holder of our shares is a resident of the Netherlands or deemed to be a resident of the Netherlands for Dutch corporate income tax purposes and is fully subject to Dutch corporate income tax or is only subject to Dutch corporate income tax in respect of an enterprise to which our shares are attributable, income derived from our shares and gains realized upon the sale, redemption or other disposal of our shares are generally taxable in the Netherlands (at a rate up to 25%).

If an individual is a resident of the Netherlands or deemed to be a resident of the Netherlands for Dutch individual income tax purposes, income derived from our shares and gains realized upon the sale, redemption or other disposal of our shares is taxable at the progressive rates (up to a maximum rate of 52%) under the Netherlands Income Tax Act 2001 if:

a.	The individual is an entrepreneur (“ondernemer”) and has an enterprise to which our shares are attributable or the individual has, other than as a shareholder, a co-entitlement to the net worth of an enterprise (“medegerechtigde”), to which our shares are attributable, or
b.	Such income or gains qualify as income from miscellaneous activities (“resultaat uit overige werkzaamheden”), which includes activities with respect to our shares that exceed regular, active portfolio management (“normaal, actief vermogensbeheer”).

If neither condition (a) nor condition (b) above applies, an individual that holds our shares must determine taxable income with regard to our shares on the basis of a deemed return on income from savings and investments (“sparen en beleggen”), rather than on the basis of income actually received or gains actually realized. For 2016, the deemed return on income from savings and investments has been fixed at a rate of 4% of the individual’s yield basis (“rendementsgrondslag”) at the beginning of the calendar year (January 1), to the extent the individual’s yield basis exceeds a certain threshold (“heffingvrij vermogen”). The individual’s yield basis is determined as the fair market value of certain qualifying assets held by the individual less the fair market value of certain qualifying liabilities on January 1. The fair market value of our shares will be included as an asset in the individual’s yield basis. The 4% deemed return on income from savings and investments is taxed at a rate of 30%. For the year 2017, the fixed rate has been replaced by a range of 1.63% increasing to 5.39%.

Non-resident of the Netherlands

If a person is not a resident of the Netherlands nor is deemed to be a resident of the Netherlands for Dutch corporate or individual income tax purposes, such person is not liable for Dutch individual income tax in respect of income derived from our shares and gains realized upon the redemption or disposal of our shares, unless:

a.	The person is not an individual and (i) has an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which our shares are attributable, or (ii) is other than by way of securities entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which enterprise our shares are attributable, or
b.	The person is an individual and (i) has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which our shares are attributable, or (ii) realized income or gains with respect to our shares that qualify as income from miscellaneous activities in the Netherlands, which includes activities with respect to our shares that exceed regular, active portfolio management, or (iii) is other than by way of securities entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise our shares are attributable. Income derived from our shares as specified under “a” above is subject to Dutch corporate income tax at up to a maximum rate of 25%.

Income derived from our shares as specified under “b(i)” and “b(ii)” above by an individual is subject to Dutch individual income tax at progressive rates up to a maximum rate of 52%.

Income derived from the entitlement to a share in the profits of an enterprise as specified under b(iii) above that is not already included under “b(i)” or “b(ii)” above will be taxed on the basis of a deemed return on income from savings and investments (as described above under “-Residents of the Netherlands”). In such case, the fair market value of the entitlement to the share in the profits of the enterprise will be part of the individual’s Netherlands yield basis.

Gift and Inheritance Tax

Netherlands gift or inheritance taxes will not be levied on the occasion of the transfer of our shares by way of gift by, or on the death of, a holder of our shares, unless:

•	The holder of our shares is, or is deemed to be, resident in the Netherlands for the purpose of the relevant provisions, or
•	The transfer is construed as an inheritance or gift made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands for the purpose of the relevant provisions.

Value Added Tax

In general, no Dutch value added tax will arise in respect of payments in consideration for the issue of our shares or in respect of a cash payment made under our shares, or in respect of a transfer of our shares.

Other Taxes and Duties

No registration tax, customs duty, transfer tax, stamp duty, capital tax or any other similar documentary tax or duty will be payable in the Netherlands by a holder in respect of or in connection with the subscription, issue, placement, allotment, delivery or transfer of our shares.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

Copies of this Form 20-F Report, the exhibits referred to within this Form 20-F Report and our Articles of Association are available for review upon request at the Global Support Office of Ahold Delhaize located at Provincialeweg 11, 1506 MA Zaandam, the Netherlands (tel. +31-88-569-5100). In addition, Ahold Delhaize files reports and other information with the SEC. Any documents that Ahold Delhaize files with the SEC may be read and copied at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding companies that file electronically with the SEC. This Form 20-F Report and other information submitted electronically to the SEC by Ahold Delhaize may be accessed through the SEC’s website.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Ahold Delhaize’s activities expose it to market risk associated with foreign exchange movements, interest rate fluctuations and commodity prices. All of these risks arise in the normal course of business. Ahold Delhaize’s overall risk management focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on its performance. To mitigate the risk from interest rate, foreign currency exchange rate and commodity price fluctuations, Ahold Delhaize uses various derivative financial instruments.

The Treasury function provides a centralized service to Ahold Delhaize for funding, foreign exchange, interest rate, liquidity and counterparty risk management. Treasury operates within a framework of policies and procedures that is reviewed regularly. The Treasury function does not operate as a profit center. It manages the financial risks that arise in relation to underlying business needs. Ahold Delhaize’s Management Board has overall responsibility for the establishment and oversight of the Treasury risk management framework. Ahold Delhaize’s management reviews material changes to Treasury policies and receives information related to Treasury activities.

In accordance with our Treasury policies, we use derivative instruments solely for the purpose of hedging exposures. These exposures are mainly connected with the interest rate and currency risks arising from our operations and sources of finance. We do not enter into derivative financial instruments for speculative purposes. The transaction of derivative instruments is restricted to Treasury personnel only and our Internal Control department reviews the Treasury internal control environment regularly. Relationships with credit rating agencies and monitoring of key credit ratios are also managed by the Treasury department.

See Note 30 of Ahold Delhaize’s consolidated financial statements included in Item 18 of this Form 20-F Report for more information on the financial risk management and financial instrument disclosures.

Interest Rate Risk

Our outstanding debt position is exposed to changes in interest rates. To manage interest rate risk, we have an interest rate management policy aimed at reducing volatility in its interest expense and maintaining a target percentage of its debt in fixed rate instruments. As of January 1, 2017, after taking into account the effect of interest rate swaps and cross-currency swaps, the entirety of our long-term debt was at fixed rates of interest (2015: 99% and 2014: 98%).

The total interest expense recognized in the 2016 income statement related to the variable rates of long-term debt, net of swaps, amounted to €2 million (2015: €3 million and 2014: €4 million). An increase (decrease) in market interest rates by 25 basis points with all other variables (including foreign exchange rates) held constant, would have resulted in a loss (gain) of nil (2015 and 2014: nil). In addition, a similar increase (decrease) in market interest rates would have resulted in a fair value gain of €1 million or a loss of nil, respectively (2015: a loss of nil or a gain of €2 million and 2014: a loss of €2 million or a gain of €2 million, respectively) on derivative hedges that do not qualify for hedge accounting.

The total interest income recognized in the 2016 income statement amounted to €15 million (2015: €5 million and 2014: €6 million), mainly related to variable rate money market fund investments and deposits. The Company estimates that a possible increase (decrease) of euro and U.S. dollar market interest rates of 25 basis points with all other variables (including foreign exchange rates) held constant, would result in a gain of €5 million or a loss of €5 million, respectively (2015: gain of €4 million or a loss of €4 million and 2014: gain of €3 million or loss of €3 million, respectively).

The above sensitivity analyses are for illustrative purposes only as, in practice, market rates rarely change in isolation from other factors that also affect Ahold Delhaize’s financial position and results.

Currency Risk

Ahold Delhaize operates internationally and is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the U.S. dollar. Since our subsidiaries primarily purchase and sell in local currencies, our exposure to exchange rate movements in commercial operations is naturally limited. We are subject to foreign currency exchange risks due to exchange rate movements in connection with the translation of our foreign subsidiaries’ income, assets and liabilities into euros for inclusion in our consolidated financial statements. Translation risk related to our foreign subsidiaries, joint ventures and associates are not actively hedged; however, we aim to minimize this exposure by funding its foreign operations in their functional currency, wherever feasible.

To protect the value of future foreign currency cash flows, including loan and interest payments, lease payments, dividends and firm purchase commitments, and the value of assets and liabilities denominated in foreign currency, we seek to mitigate our foreign currency exchange exposure by borrowing in local currency and entering into various financial instruments, including forward contracts and currency swaps. It is Ahold Delhaize’s policy to cover foreign exchange transaction exposure in relation to existing assets, liabilities and firm purchase commitments.

Assuming the euro had strengthened (weakened) by 10% against the U.S. dollar compared to the actual 2016 rate, with all other variables held constant, the hypothetical result on income before income taxes would have been a decrease (increase) of nil in 2016 (2015 and 2014: €6 million each), as a result of foreign exchange losses on the translation of U.S. dollar-denominated cash and cash equivalents.

Credit Risk

We have no significant concentrations of credit risk. Sales to retail customers are made in cash, checks and debit cards, or via major credit cards. Sales to franchisees are done on credit. The concentration of credit risk with respect to receivables is limited, as the Company’s customer base and vendor base are large and unrelated. As a result, management believes there is no further credit risk provision required in excess of the normal individual and collective impairment, based on an aging analysis performed as of January 1, 2017.

Financial transactions are predominantly entered into with investment grade financial institutions. We require a minimum short-term rating of A1/P1 and a minimum long-term rating of A3/A- for its deposit and investment products. We may deviate from this requirement from time to time for operational reasons. With respect to credit risk, derivative contracts with counterparties are entered into primarily under the standard terms and conditions of the International Swap and Derivatives Association(ISDA). We have policies that limit the amount of counterparty credit exposure to any single financial institution or investment vehicle and actively monitors these exposures.

Counterparty risk is measured by adding nominal value of cash, short-term deposits and marketable securities, and the mark-to-market of derivative instruments, netted with the collateral posted, if any. As a result, the highest exposure to a single financial counterparty on January 1, 2017, amounted to €299 million (January 3, 2016: €338 million and December 28, 2014: €311 million).

Commodity Price Risk Management

We enter into purchase commitments for various resources, including raw materials utilized in manufacturing facilities and energy to be used in stores, warehouses, manufacturing facilities and administrative offices. We enter into commitments expecting to take delivery of and to utilize those resources in the conduct of normal business. Those commitments that Ahold Delhaize expects to utilize or take delivery of in a reasonable amount of time in the normal course of business qualify as normal purchases.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITORY SHARES

Deutsche Bank Trust Company Americas is the depositary bank for our American Depositary Receipts program, under the Second Amended and Restated Deposit Agreement, dated as of July 2, 2013, among Ahold Delhaize, Deutsche Bank Trust Company Americas, as depositary, and all owners and beneficial owners from time to time of Ahold Delhaize ADRs, as amended by the Amendment to Deposit Agreement, dated as of July 27, 2015, and as it may be further amended from time to time (referred to in this Form 20-F Report as the deposit agreement).

Fees and Expenses Payable by Ahold Delhaize ADR Holders

Under the deposit agreement, Ahold Delhaize ADR holders are required to pay the following fees to the depositary:

Service		Fees

(1)	Issuance of Ahold Delhaize ADRs upon deposit of Ahold Delhaize common shares (excluding issuances as a result of distributions described in item (4) below).	Up to $5.00 per 100 Ahold Delhaize ADRs (or fraction thereof) issued.
(2)	Delivery of Ahold Delhaize common shares against surrender of Ahold Delhaize ADRs.	Up to $5.00 per 100 Ahold Delhaize ADRs (or fraction thereof) surrendered.
(3)	Distributions of cash dividends or other cash distributions (i.e., sale of rights and other entitlements).	Up to $2.00 per 100 Ahold Delhaize ADRs (or fraction thereof) held.
(4)	Distribution of Ahold Delhaize ADRs pursuant to (i) stock dividends or other free stock distributions or (ii) exercise of rights to purchase additional Ahold Delhaize ADRs.	Up to $5.00 per 100 Ahold Delhaize ADRs (or fraction thereof) held.
(5)	Distribution of securities other than Ahold Delhaize ADRs or rights to purchase additional Ahold Delhaize ADRs (i.e., spin-off shares).	Up to $5.00 per 100 Ahold Delhaize ADRs (or fraction thereof) held.
(6)	For operation and maintenance costs in administering the Ahold Delhaize ADRs.	Up to $2.00 per 100 Ahold Delhaize ADRs (or fraction thereof) held on the applicable record date(s) established by the depositary.

Ahold Delhaize ADR holders are currently also responsible for paying certain fees and expenses incurred by the depositary and certain taxes and governmental charges, such as:

•	Taxes (including applicable interest and penalties) and other governmental charges
•	Such registration fees as may from time to time be in effect for the registration of transfer of Ahold Delhaize common shares (or any other securities, property or cash) underlying such holders’ Ahold Delhaize ADRs on the share register and applicable to transfers of Ahold Delhaize common shares (or any other securities, property or cash) underlying such holders’ Ahold Delhaize ADRs to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals respectively
•	Expenses for cable, telex and fax transmissions and for delivery of securities
•	Expenses incurred for converting foreign currency into U.S. dollars
•	Fees and expenses incurred by the depositary in connection with exchange control regulations and other regulatory requirements
•	Fees and expenses incurred by the depositary or its agents, including the custodian, in connection with the delivery or servicing of Ahold Delhaize ADRs or Ahold Delhaize common shares (or any other securities, property or cash) underlying Ahold Delhaize ADRs, including any fees of a central depository for securities in the Dutch market, where applicable

The fees described above may be changed by agreement in writing between the depositary and Ahold Delhaize, except that any amendment to the deposit agreement that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or fax transmission costs, delivery costs or other such expenses) will not become effective as to outstanding Ahold Delhaize ADRs until the expiration of 30 calendar days after notice of such amendment has been given to the holders of outstanding Ahold Delhaize ADRs.

Depositary Payments to Ahold Delhaize

Under the deposit agreement, the depositary may reimburse Ahold Delhaize for certain expenses incurred by Ahold Delhaize in respect of the ADR program upon such terms and conditions as Ahold Delhaize and the depositary may agree from time to time. During the financial year ended January 1, 2017, Ahold Delhaize received an aggregate of $0.7 million in expense reimbursements from the depositary relating to the establishment and maintenance of the Ahold Delhaize ADR program.

Ahold Delhaize also pays the depositary such fees and charges and reimburses the depositary for such reasonable out-of-pocket expenses as the depositary and Ahold Delhaize may agree in writing from time to time.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	DEFAULTS

There has been no material default in the payment of principal, interest, a sinking or purchase fund installment or any other material default relating to indebtedness of Ahold Delhaize.

B.	DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no arrears in payment of dividends on, and material delinquency with respect to, any class of preferred stock of Ahold Delhaize or any of its significant subsidiaries.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as the Company’s disclosure controls and procedures are designed to do.

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Form 20-F Report (the “Evaluation Date”). Based on such evaluation and subject to the foregoing, such officers have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by Ahold Delhaize in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has performed an evaluation of the effectiveness of our internal control over financial reporting as of the Evaluation Date based on the framework and criteria established in the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this evaluation, management has concluded that our internal controls over financial reporting were effective as of the Evaluation Date.

Attestation Report of the Registered Public Accounting Firm

Pursuant to applicable SEC rules, this annual report does not include an attestation report of the Company’s registered public accounting firm.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting, as the term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, that occurred during the period covered by this Form 20-F Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that Jack Stahl, Stephanie Shern, René Hooft Graafland and Patrick De Maeseneire are “Audit Committee Financial Experts” as defined in Item 16A of Form 20-F under the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics, which applies to all our employees and Board members, including our Chief Executive Officer, our Chief Financial Officer, and other senior financial officers. Our Code of Ethics is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act. Our Code of Ethics is posted on our website and may be accessed at www.aholddelhaize.com. Information on our website is not incorporated by reference in this annual report.

If we make any substantive amendments to our Code of Ethics or grant any waivers to our executive officers and controller, including any implicit waiver, from a provision of our Code of Ethics, we intend to disclose the nature of such amendment or waiver on our website to the extent required under applicable rules. During the financial year ended January 1, 2017, no such amendment was made or waiver granted. In March 2017, we adopted a new Code of Ethics, which applies to all our employees and Board members.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Expenses for services provided by the parent company’s independent auditor, PricewaterhouseCoopers Accountants N.V., and its member firms and affiliates to Ahold Delhaize and its subsidiaries in financial years 2016 and 2015 are specified as follows:

€ thousand	2016	2015

Audit fees(1)	9,509	4,542
Audit-Related fees(2)	394	7,086
Tax fees(3)	83	5
All other fees	—	—

Total	9,986	11,633

(1)	Audit fees for the years ended January 1, 2017 and January 3, 2016 consist of fees for professional services rendered for the audits and reviews of the consolidated financial statements of Ahold Delhaize and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of Ahold Delhaize’s subsidiaries.
(2)	Audit-Related fees for the years ended January 1, 2017 and January 3, 2016 consist of fees for services that are traditionally performed by the independent accountants. These services include responsible retailing reporting. In 2015, this primarily related to assurance services in connection with the merger between Ahold and Delhaize (e.g., the issuance of the F-4 Report).
(3)	Tax fees for the years ended January 1, 2017 and January 3, 2016 consist of fees for tax compliance, tax advice and tax planning.

All audit-related fees and tax advisory fees for the years ended January 1, 2017, and January 3, 2016, were pre-approved under the pre-approval policies of the Audit, Finance and Risk Committee.

Audit, Finance and Risk Committee Pre-Approval Policies and Procedures for Audit and Non-audit Services by the External Auditor

Ahold Delhaize has adopted minimum standards for the pre-approval of audit and non-audit services performed by the Company’s external auditor. The Senior Vice President (SVP) Internal Audit is the owner and manager of the pre-approval process. All Big Four services are pre-approved by Ahold Delhaize’s Chief Financial Officer (CFO). External auditor services, including non-audit services, exceeding an established pre-approval fee level, are pre-approved by the Chairman of the Audit, Finance and Risk Committee. External auditor services up to the established pre-approval fee level are pre-approved by Ahold Delhaize’s CFO. The Chairman of the Audit, Finance and Risk Committee is informed at least annually about the external auditors’ engagement letters that have been pre-approved by the CFO. To ensure proper authorization and independence of the auditor, the SVP Internal Audit obtains and reviews the external auditor’s current policy on auditor independence during the pre-approval process. Management identifies all cost overruns related to services provided by the external auditor, in excess of an established fee amount, and submits them to Ahold Delhaize’s CFO for approval when the overrun is identified, and before the external auditor is paid.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As the Company’s securities are not listed on a U.S. national securities exchange, the information called for by Part II, Item 16D of the Form 20-F is not applicable and, therefore, the Company has not made a determination with respect to the independence of the members of the Audit, Finance and Risk Committee under the SEC rules. The members of this Committee are independent under applicable Dutch rules.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No shares were repurchased in the course of 2016 by Ahold Delhaize or any of our affiliates.

In December 2016, we announced a €1 billion share buyback program, which commenced on January 9, 2017, and is expected to be completed before the end of 2017. The purpose of the program is to reduce our capital by canceling all or part of the common shares acquired through the program. The program will be executed by intermediaries through the execution of share repurchases in the open market during open and closed periods. The program will be executed within the limits of relevant laws and regulations and the existing authority granted at our 2016 annual General Meeting of Shareholders held on April 19, 2016, and the authority (if granted) by the annual General Meeting of Shareholders to be held on April 12, 2017. As of February 28, 2017, we already repurchased 9.9 million of our common shares under this program for a total consideration of €198 million.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Since our securities are not listed on a U.S. national securities exchange, we provide no summary of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the listing standards of any such exchange.

162

ITEM 16H. MINE SAFETY DISCLOSURE

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

Ahold Delhaize has responded to Item 18 in lieu of this item.

163

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning on page F-1.

164

ITEM 19. EXHIBITS

The agreements and other documents filed as exhibits to this Form 20-F Report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the registrant in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

The total amount of long-term debt of the Company authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company undertakes to furnish to the SEC any instruments relating to long-term debt of the Company and its subsidiaries upon request by the SEC.

The attached exhibit index is incorporated herein by reference.

165

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 24, 2017

KONINKLIJKE AHOLD DELHAIZE N.V.

/s/ Dick Boer
Name: Dick Boer
Title: Chief Executive Officer

/s/ Jeff Carr
Name: Jeff Carr
Title: Chief Financial Officer

166

Report of Independent Registered Public Accounting Firm

To Shareholders of Koninklijke Ahold Delhaize N.V.

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Koninklijke Ahold Delhaize N.V. and its subsidiaries at January 1, 2017 and January 3, 2016, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Accountants N.V. (signed)

Amsterdam, The Netherlands

March 24, 2017

/s/ D. van Ameijden RA

Consolidated income statements

€ million, except per share data	Note	2016	2015	2014
Net sales	7	49,695	38,203	32,774
Cost of sales	8	(36,317)	(27,760)	(24,029)
Gross profit		13,378	10,443	8,745
Selling expenses		(9,876)	(7,785)	(6,474)
General and administrative expenses		(1,918)	(1,340)	(1,021)
Total operating expenses	8	(11,794)	(9,125)	(7,495)

Operating income		1,584	1,318	1,250
Interest income		15	5	6
Interest expense		(273)	(235)	(212)
Net interest expense on defined benefit pension plans	23	(18)	(14)	(16)
Other financial expenses		(265)	(21)	(13)
Net financial expenses	9	(541)	(265)	(235)

Income before income taxes		1,043	1,053	1,015
Income taxes	10	(247)	(224)	(248)
Share in income of joint ventures	14	34	20	24
Income from continuing operations		830	849	791

Income (loss) from discontinued operations	5	—	2	(197)
Net income		830	851	594

Attributable to:
Common shareholders		830	852	594
Non-controlling interests		—	(1)	—
Net income		830	851	594

Earnings per share	29

Net income per share attributable to common shareholders
Basic		0.81	1.04	0.68
Diluted		0.81	1.02	0.67
Income from continuing operations per share attributable to common shareholders
Basic		0.81	1.04	0.90
Diluted		0.81	1.02	0.88

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

€ million	Note	2016	2015	2014
Net income		830	851	594

Remeasurements of defined benefit pension plans
Remeasurements before taxes - income (loss)	23	(146)	(53)	(25)
Income taxes	10	47	11	21
Other comprehensive income (loss) that will not be reclassified to profit or loss		(99)	(42)	(4)

Currency translation differences in foreign interests:
Continuing operations		408	450	389
Income taxes	10	—	(1)	—
Cash flow hedges:
Fair value result for the period		(17)	39	(76)
Transfers to net income	21	179	(27)	9
Income taxes	10	(41)	(3)	16
Non realized gains (losses) on financial investments available-for-sale
Fair value result for the period		(7)	—	—
Income taxes	10	1	—	—
Other comprehensive income of joint ventures - net of income taxes:
Share of other comprehensive income from continuing operations	14	—	1	—
Other comprehensive income reclassifiable to profit or loss		523	459	338

Total other comprehensive income		424	417	334

Total comprehensive income attributable to commons shareholders		1,254	1,268	928

Attributable to:
Common shareholders		1,254	1,269	928
Non-controlling interests		—	(1)	—
Total comprehensive income attributable to commons shareholders		1,254	1,268	928

Attributable to:
Continuing operations		1,254	1,266	1,125
Discontinued operations	5	—	2	(197)
Total comprehensive income attributable to commons shareholders		1,254	1,268	928

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets

€ million	Note	January 1, 2017	January 3, 2016
Assets
Property, plant and equipment	11	11,770	6,677
Investment property	12	727	580
Intangible assets	13	12,547	1,968
Investments in joint ventures and associates	14	274	212
Other non-current financial assets	15	216	516
Deferred tax assets	10	700	628
Other non-current assets		64	39
Total non-current assets		26,298	10,620
Assets held for sale	5	50	3
Inventories	16	3,288	1,676
Receivables	17	1,588	837
Other current financial assets	18	677	596
Income taxes receivable		36	14
Prepaid expenses and other current assets		306	308
Cash and cash equivalents	19	4,032	1,826
Total current assets		9,977	5,260
Total assets		36,275	15,880
Equity and liabilities
Equity attributable to common shareholders	20	16,276	5,622
Non-controlling interests		—	(1)
Group equity		16,276	5,621
Loans	21	3,311	1,522
Other non-current financial liabilities	22	2,527	2,187
Pensions and other post-employment benefits	23	659	389
Deferred tax liabilities	10	1,596	110
Provisions	24	931	639
Other non-current liabilities	25	578	410
Total non-current liabilities		9,602	5,257
Liabilities related to assets held for sale	5	9	—
Accounts payable		5,389	2,800
Other current financial liabilities	26	2,178	330
Income taxes payable		87	39
Provisions	24	383	248
Other current liabilities	27	2,351	1,585
Total current liabilities		10,397	5,002
Total equity and liabilities		36,275	15,880

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

€ million	Note	Share capital	Additional paid-in capital	Currency translation reserve	Cash flow hedging reserve	Other reserves including accumulated deficit[1]	Equity attributable to common shareholders
Balance as of December 29, 2013		318	8,713	(492)	(81)	(1,938)	6,520
Net income attributable to common shareholders		—	—	—	—	594	594
Other comprehensive income (loss)		—	—	389	(51)	(4)	334
Total comprehensive income (loss) attributable to common shareholders		—	—	389	(51)	590	928
Dividends		—	—	—	—	(414)	(414)
Capital repayment		(308)	(809)	—	—	109	(1,008)
Share buyback		—	—	—	—	(1,232)	(1,232)
Cancellation of treasury shares		(1)	(1,060)	—	—	1,061	—
Share-based payments		—	—	—	—	50	50
Balance as of December 28, 2014	20	9	6,844	(103)	(132)	(1,774)	4,844
Net income attributable to common shareholders		—	—	—	—	852	852
Other comprehensive income (loss)		—	—	449	9	(41)	417
Total comprehensive income attributable to common shareholders		—	—	449	9	811	1,269
Dividends		—	—	—	—	(396)	(396)
Share buyback		—	—	—	—	(161)	(161)
Cancellation of treasury shares		(1)	(785)	—	—	786	—
Share-based payments		—	—	—	—	66	66
Balance as of January 3, 2016	20	8	6,059	346	(123)	(668)	5,622
Net income attributable to common shareholders		—	—	—	—	830	830
Other comprehensive income (loss)		—	—	408	121	(105)	424
Total comprehensive income attributable to common shareholders		—	—	408	121	725	1,254
Dividends		—	—	—	—	(429)	(429)
Issuance of shares		5	10,756	—	—	—	10,761
Capital repayment		—	(1,013)	—	—	12	(1,001)
Share-based payments		—	—	—	—	74	74
Share in joint venture’s transactions with non-controlling interests	14	—	—	—	—	(5)	(5)
Balance as of January 1, 2017	20	13	15,802	754	(2)	(291)	16,276

1	Other reserves include the remeasurements of defined benefit plans.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

€ million	Note	2016	2015	2014
Income from continuing operations		830	849	791
Adjustments for:
Net financial expenses	9	541	265	235
Income taxes	10	247	224	248
Share in income (loss) of joint ventures	14	(34)	(20)	(24)
Depreciation, amortization and impairments	8	1,464	1,032	901
Release of favorable and unfavorable leases		—	2	5
Gains on the sale of assets / disposal groups held for sale	8	(22)	(18)	(20)
Share-based compensation expenses	32	61	47	43
Operating cash flows before changes in operating assets and liabilities		3,087	2,381	2,179
Changes in working capital:
Changes in inventories		(29)	31	1
Changes in receivables and other current assets		68	(237)	(33)
Changes in payables and other current liabilities		171	215	146
Changes in other non-current assets, other non-current liabilities and provisions		(125)	(24)	(131)
Cash generated from operations		3,172	2,366	2,162
Income taxes paid - net		(274)	(227)	(269)
Operating cash flows from continuing operations		2,898	2,139	1,893
Operating cash flows from discontinued operations		(5)	(6)	(17)
Net cash from operating activities		2,893	2,133	1,876
Purchase of non-current assets		(1,302)	(804)	(732)
Divestments of assets / disposal groups held for sale		104	51	77
Acquisition of businesses, net of cash acquired	28	2,205	(150)	(190)
Divestment of businesses, net of cash divested	28	(4)	—	(291)
Changes in short-term deposits and similar instruments		432	(247)	1,222
Dividends received from joint ventures	14	19	21	18
Interest received		15	4	6
Other		1	1	(1)
Investing cash flows from continuing operations		1,470	(1,124)	109
Net cash from investing activities		1,470	(1,124)	109
Interest paid		(293)	(227)	(207)
Repayments of loans	21	(347)	(31)	(24)
Changes in short-term loans		209	5	(3)
Repayments of finance lease liabilities		(141)	(104)	(80)
Dividends paid on common shares	20	(429)	(396)	(414)
Share buyback	20	—	(161)	(1,232)
Capital repayment	20	(1,001)	—	(1,008)
Other cash flows from derivatives	21	(260)	(22)	(20)
Other		13	—	—

Financing cash flows from continuing operations		(2,249)	(936)	(2,988)
Financing cash flows from discontinued operations		—	—	(2)

Net cash from financing activities		(2,249)	(936)	(2,990)
Net cash from operating, investing and financing activities		2,114	73	(1,005)

Cash and cash equivalents at the beginning of the period (excluding restricted cash)	28	1,819	1,615	2,497
Effect of exchange rate differences on cash and cash equivalents		57	131	123

Cash and cash equivalents at the end of the period (excluding restricted cash)	28	3,990	1,819	1,615

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial

statements

1 The Company and its operations

The principal activity of Koninklijke Ahold Delhaize N.V. (“Ahold Delhaize” or the “Company” or “Group” or “Ahold Delhaize Group”), a public limited liability company with its registered seat and head office in Zaandam, the Netherlands, is the operation of retail food stores primarily in the United States and Europe. The Company is registered with the Dutch Trade Register under number 35000363.

As of July 24, 2016, Ahold Delhaize is the new name of Koninklijke Ahold N.V. following the completion of the merger between Koninklijke Ahold N.V. (“Ahold”) and Delhaize Group NV / SA (“Delhaize”).

As a result of the legal structure of the merger, Delhaize merged into Ahold. Since Ahold is the surviving entity, the historical IFRS information prior to the merger is that of Ahold.

Ahold Delhaize’s significant subsidiaries, joint ventures and associates are listed in Note 36.

2 Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

Historical cost is used as the measurement basis unless otherwise indicated.

Ahold Delhaize’s financial year is a 52- or 53-week period ending on the Sunday nearest to December 31. Financial year 2016 consisted of 52 weeks and ended on January 1, 2017. The comparative financial year 2015 consisted of 53 weeks and ended on January 3, 2016. The comparative financial year 2014 consisted of 52 weeks and ended on December 28, 2014.

The consolidated financial statements were authorized for issue on March 24, 2017.

These consolidated financial statements are presented in euros (€). The following exchange rates of the euro against the U.S. dollar ($), the Czech crown (CZK), the Romanian leu (RON), and the Serbian dinar (RSD) have been used in the preparation of these financial statements:

	2016	2015	2014
U.S. dollar
Average exchange rate	0.9038	0.9001	0.7529
Year-end closing exchange rate	0.9506	0.9208	0.8213

Czech crown
Average exchange rate	0.0370	0.0366	0.0363
Year-end closing exchange rate	0.0370	0.0369	0.0360

Romanian leu
Average exchange rate	0.2226	N/A	N/A
Year-end closing exchange rate	0.2204	N/A	N/A

Serbian dinar
Average exchange rate	0.0081	N/A	N/A
Year-end closing exchange rate	0.0081	N/A	N/A

The preparation of financial statements requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. All assumptions, expectations and forecasts used as a basis for certain estimates within these financial statements represent good faith assessments of Ahold Delhaize’s future performance for which management believes there is a reasonable basis. They involve risks, uncertainties and other factors that could cause the Company’s actual future results, performance and achievements to differ materially from those forecasted. The estimates, assumptions and judgments that management considers most critical relate to:

Business acquisitions (Note 4)

Determining the fair value of assets and liabilities recognized from a business acquisition involves a number of judgments and estimates. This includes the use of:

•	An income approach (for property, plant and equipment, brand names and contractual relationships), which requires the estimation of the income generating capacity of the relevant assets and the return or yield that a market participant would apply to such assets or an estimate or forecast of future expected cash flows through either a relief from royalty or multi-period excess earnings approach.

•	A cost approach (for property, plant and equipment), which requires the calculation of the depreciated replacement cost of the relevant assets.

•	A market approach (for property plant and equipment, lease related intangibles), which requires the comparison of the subject assets to transactions involving comparable assets or a comparison of contract and market prices.

•	Expected sales consideration, less any incremental costs directly attributable to the sale (for acquired assets classified as held for sale).

•	Market-quoted rates for the listed debt.

•	Assessments of the expected cash outflow and the probability of such an outflow for contingent liabilities related to legal disputes.

•	Evaluations of a counterparty’s credit risk and the re-let potential for contingent liabilities related to lease guarantees.

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

Revenue recognition with respect to sale and leaseback transactions is dependent on management’s judgment of whether the Company transfers all risks and rewards to the buyer, does not maintain (or maintains only minor) continuing involvement in the property other than the lease payments and whether the transaction is established at fair value.

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

Provisions and contingencies (Notes 3, 24 and 34)

The recognition of provisions requires estimates and judgment regarding the timing and the amount of outflow of resources. The main estimates are as follows:

•	Self-insurance program: estimates and assumptions include an estimate of claims incurred but not yet reported, historical loss experience, projected loss development factors, estimated changes in claim reporting patterns, claim settlement patterns, judicial decisions and legislation.
•	Loyalty programs: estimated cost of benefits to which customers participating in the loyalty program are entitled, which includes assumptions on redemption rates. These estimates and assumptions apply to all loyalty programs, irrespective of whether they are accounted for as sales deferrals or provisions for future payments made at redemption.

•	Claims and legal disputes: management, supported by internal and external legal counsel, where appropriate, determines whether it is more likely than not that an outflow of resources will be required to settle an obligation. If this is the case, the best estimate of the outflow of resources is recognized.

•	Severance and termination benefits: the provisions relate to separation plans and agreements and use the best estimate based on information available to management of the cash flows that will likely occur. The amounts that are ultimately incurred may change as the plans are executed.

•	Onerous contracts: mainly relate to unfavorable lease contracts and include the excess of the unavoidable costs of meeting the contractual obligations over the benefits expected to be received under such contracts.

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

Non-controlling interests are recorded, as appropriate, on the consolidated balance sheet, in the consolidated income statement, and in the consolidated statement of comprehensive income for the non-controlling shareholders’ share in the net assets and the income or loss of subsidiaries. Non-controlling shareholders’ interest in an acquired subsidiary is initially measured at the non-controlling interest’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized. Ahold Delhaize does not have subsidiaries with non-controlling interests that are material to the Group.

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

Segmentation

Ahold Delhaize’s operating segments are its retail operating companies that engage in business activities from which they earn revenues and incur expenses and whose operating results are regularly reviewed by the Management Board to make decisions about resources to be allocated to the segments and to assess their performance. In establishing the reportable segments, certain operating segments with similar economic characteristics have been aggregated. As Ahold Delhaize’s operating segments offer similar products using complementary business models, and there is no discernible difference in customer bases, the Company’s policy on aggregating its operating segments into reportable segments is based on geography, functional currency and management oversight.

The segments’ performance is evaluated against several measures, of which operating income is the most important. Intersegment sales are executed under normal commercial terms and conditions that would also be available to unrelated third parties.

Net sales

Ahold Delhaize generates and recognizes net sales to retail customers at the point of sale in its stores and upon delivery of goods through its online channel. The Company also generates revenues from the sale of products to retail franchisees and affiliates that are recognized upon delivery. Ahold Delhaize recognizes fees to franchisees and affiliates as revenue as services are performed or the granted rights are used. Revenue from the sale of gift cards and gift certificates is recognized when the gift card or gift certificate is redeemed by the retail customer. Future discounts earned by customers in connection with bonus or loyalty cards and other Company-sponsored programs are deferred on the balance sheet at the time of the sale and subsequently recognized in the income statement when redeemed.

Generally, net sales and cost of sales are recorded based on the gross amount received from the customer for products sold and the amount paid to the vendor for products purchased, excluding sales taxes and value-added taxes. However, for certain products or services, such as sales through bol.com’s seller platform, the sale of lottery tickets, third-party prepaid phone cards, stamps and public transportation tickets, Ahold Delhaize acts as an agent and consequently records the amount of commission income in its net sales.

Cost of sales

Cost of sales includes the purchase price of the products sold and other costs incurred in bringing the inventories to the location and condition ready for sale. These costs include costs of purchasing; storing; rent; depreciation of property, plant and equipment; salaries; and transporting products to the extent that it relates to bringing the inventories to the location and condition ready for sale.

Vendor allowances

Ahold Delhaize receives various types of vendor allowances. The most common allowances vendors offer are (i) volume allowances, which are off-invoice or amounts billed back to vendors based on the quantity of products sold to customers or purchased from the vendor and (ii) promotional allowances, which relate to cooperative advertising and market development efforts. Volume allowances are recognized as a reduction of the cost of the related products as they are sold. Promotional allowances are recognized as a reduction of the cost of the related products when the Company has performed the activities specified in the contract with the vendor.

If the contract does not specify any performance criteria, the allowance is recognized over the term of the contract. Vendor allowances are generally deducted from cost of sales, unless there is clear evidence that they should be classified as revenue or a reimbursement of costs. Ahold Delhaize recognizes vendor allowances only where there is evidence of a binding arrangement with the vendor, the amount can be estimated reliably and receipt is probable.

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

Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. Non-current assets (or disposal groups) classified as held for sale are measured at the lower of the asset’s carrying amount or the fair value less costs of disposal. Depreciation or amortization of an asset ceases when it is classified as held for sale. Equity accounting ceases for an investment in a joint venture or associate when it is classified as held for sale; instead, dividends received are recognized in the consolidated income statement.

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

The ranges of estimated useful lives of property, plant and equipment are:

Land	indefinite
Buildings	30–40 years
Certain structural components of buildings	10–20 years
Finish components of buildings	5–10 years
Machinery and equipment	3–15 years
Other	5–10 years

Depreciation of assets subject to finance leases and leasehold improvements is calculated on a straight-line basis over either the lease term (including renewal periods when renewal is reasonably assured) or the estimated useful life of the asset, whichever is shorter.

Investment property

Investment property consists of land and buildings held by Ahold Delhaize to earn rental income or for capital appreciation, or both. These properties are not used by the Company in the ordinary course of business. The Company often owns (or leases under a finance lease) shopping centers containing both an Ahold Delhaize and third-party retail units. In these cases, the third-party retail units generate rental income, but are primarily of strategic importance for operating purposes to Ahold Delhaize in its retail operations. The Company recognizes the part of an owned (or leased under a finance lease) shopping center that is leased to third-party retailers as investment property, unless it represents an insignificant portion of the property. Land and buildings leased to franchisees are not considered to be investment property as they contribute directly to Ahold Delhaize’s retail operations. Investment property is measured on the same basis as property, plant and equipment.

Leases and sale and leaseback transactions

Leases

Ahold Delhaize is a lessee of land, buildings and equipment under operating and finance lease arrangements. The Company classifies its leases as finance leases when the lease agreement transfers substantially all of the risks and rewards of ownership to Ahold Delhaize. For leases determined to be finance leases, the asset and liability are recognized based on their values at the inception of the lease at an amount equal either to the fair value of the leased asset or the present value of the minimum lease payments during the lease term, whichever is lower. Lease payments are apportioned between interest charges and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining liability balance. Contingent rentals are expensed as incurred.

Leases that do not qualify as finance leases are classified as operating leases, and the related lease payments are expensed on a straight-line basis over the lease term, including, as applicable, any rent-free period during which Ahold Delhaize has the right to use the asset. Payments made to Ahold Delhaize representing incentives to sign a new lease or representing reimbursements for leasehold improvements are deferred and recognized on a straight-line basis over the term of the lease as reductions to rental expense.

For leases with renewal options where the renewal is reasonably assured, the lease term used to (i) determine the appropriate lease classification, (ii) compute periodic rental expense and (iii) depreciate leasehold improvements (unless their economic lives are shorter) includes the periods of expected renewals.

Determining whether a lease agreement is a finance or an operating lease requires judgment on various aspects. These include the fair value of the leased asset, the split of the fair value between land and buildings, the economic life of the leased asset, whether or not to include renewal options in the lease term and the determination of an appropriate discount rate to calculate the present value of the minimum lease payments.

Sale and leaseback

The gain or loss on sale and operating leaseback transactions is recognized in the income statement immediately if (i) Ahold Delhaize does not maintain or maintains only minor continuing involvement in these properties, other than the required lease payments, and (ii) these transactions occur at fair value. Any gain or loss on sale and finance leaseback transactions is deferred and amortized over the term of the lease. In classifying the leaseback in a sale and leaseback transaction, similar judgments have to be made as described above under Leases.

In some sale and leaseback arrangements, Ahold Delhaize sells a property and only leases back a portion of that property. These properties generally involve shopping centers that contain an Ahold Delhaize store as well as other stores leased to third-party retailers. In such situations, the Company recognizes a sale and the resulting profit on the portion of the shopping center that is not leased back to the extent that (i) the property is sold for fair value and (ii) the risks and rewards of owning stores that are not leased back to Ahold Delhaize have been fully transferred to the buyer. The leaseback of the Ahold Delhaize store and any gain on the sale of the Ahold Delhaize store is accounted for under the sale and leaseback criteria described above.

In some sale and leaseback arrangements, Ahold Delhaize subleases the property to third parties (including franchisees) or maintains a form of continuing involvement in the property sold, such as earn-out provisions or obligations or options to repurchase the property. In such situations, the transaction generally does not qualify for sale and leaseback accounting, but rather is accounted for as a financing transaction (financing). The carrying amount of the asset remains on the balance sheet and the sale proceeds are recorded as a financing obligation. The financing obligation is amortized over the lease term. Once Ahold Delhaize’s continuing involvement ends, the sale is accounted for under the sale and leaseback criteria described above.

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

For the purposes of impairment testing, goodwill is allocated to each of the cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of a business combination. Goodwill is allocated to a cash-generating unit (or group of cash-generating units) representing the lowest level within the Company at which the goodwill is monitored for internal management purposes and is never larger than an operating segment before aggregation. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the cash-generating unit may be impaired. Goodwill on acquisitions of joint ventures and associates is assessed for impairment as part of the investment whenever there is an indication that the investment may be impaired. An impairment loss is recognized for the amount by which the cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of a cash-generating unit’s fair value less cost to sell or its value in use. An impairment loss is allocated first to reduce the carrying amount of the goodwill and then to the other assets of the cash-generating unit pro rata on the basis of the carrying amount of each asset. An impairment loss recognized for goodwill is not reversed in subsequent periods.

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

Customer, franchise and affiliate relationships acquired in business acquisitions are stated at fair value determined using an income approach. Direct costs related to the development of software for internal use are capitalized only if the costs can be measured reliably, technological feasibility has been established, future economic benefits are probable, and the Company intends to complete development and to use the software. All other costs, including all overhead, general and administrative, and training costs, are expensed as incurred. Lease-related intangible assets, consisting primarily of favorable operating lease contracts acquired in business acquisitions, are measured at the present value of the amount by which the contract terms are favorable relative to market prices at the date of acquisition.

Amortization is computed using the straight-line method based on estimated useful lives, which are as follows:

Lease-related intangibles	Remaining expected duration of the lease
Software	3–10 years
Customer relationships	7–25 years
Brand names	indefinite
Franchise and affiliate relationships	14–40 years
Other	5–indefinite

The useful lives are reviewed at each balance sheet date and adjusted, if appropriate.

Investments in joint arrangements and associates

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. Joint operations arise where Ahold Delhaize has rights to the assets and obligations relating to the arrangement and therefore the Company accounts for its share of assets, liabilities, revenue and expenses. Joint ventures arise where Ahold Delhaize has rights to the net assets of the arrangement and therefore the Company equity accounts for its interest.

Associates are entities over which Ahold Delhaize has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Significant influence is the power to participate in the financial and operating policy decisions of the entity but is not control or joint control over those policies. Associates are accounted for using the equity method.

Under the equity method, investments in joint ventures and associates are measured initially at cost and subsequently adjusted for post-acquisition changes in Ahold Delhaize’s share of the net assets of the investment (net of any accumulated impairment in the value of individual investments). Where necessary, adjustments are made to the financial figures of joint ventures and associates to ensure consistency with the accounting policies of the Company.

Unrealized gains on transactions between Ahold Delhaize and its joint ventures and associates are eliminated to the extent of the Company’s stake in these investments. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred.

Impairment of non-current assets other than goodwill

Ahold Delhaize assesses on a quarterly basis whether there is any indication that non-current assets may be impaired. If indicators of impairment exist, the Company estimates the recoverable amount of the asset. If it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which it belongs. Individual stores are considered separate cash-generating units for impairment testing purposes.

The recoverable amount is the higher of an asset’s fair value less cost to sell or the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount.

In subsequent years, Ahold Delhaize assesses whether indications exist that impairment losses previously recognized for non-current assets other than goodwill may no longer exist or may have decreased. If any such indication exists, the recoverable amount of that asset is recalculated and, if required, its carrying amount is increased to the revised recoverable amount. The increase is recognized in operating income as an impairment reversal. An impairment reversal is recognized only if it arises from a change in the assumptions that were used to calculate the recoverable amount. The increase in an asset’s carrying amount due to an impairment reversal is limited to the depreciated amount that would have been recognized had the original impairment not occurred.

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

At each balance sheet date, the Company assesses whether there is objective evidence that an investment or a group of investments is impaired.

Available-for-sale financial assets are included in non-current financial assets unless they are expected to be realized or are intended for sale or consumption within 12 months after the balance sheet date.

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

Reinsurance assets and liabilities

Under Ahold Delhaize’s self-insurance program, part of the insurance risk is ceded under a reinsurance treaty, which is a pooling arrangement between unrelated companies. Reinsurance assets include estimated receivable balances related to reinsurance contracts purchased by the Company. Reinsurance liabilities represent the expected insurance risks related to reinsurance contracts sold by the Company. Reinsurance assets and liabilities are measured on a discounted basis using accepted actuarial methods.

Financial guarantees

Financial guarantees are recognized initially as a liability at fair value. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the obligation or the amount initially recognized less cumulative amortization.

Equity

Equity instruments issued by the Company are recorded at the value of proceeds received. Own equity instruments that are bought back (treasury shares) are deducted from equity. Incremental costs that are directly attributable to issuing or buying back own equity instruments are recognized directly in equity, net of the related tax. No gain or loss is recognized in the income statement on the purchase, sale, issuance or cancellation of the Company’s own equity instruments.

Cumulative preferred financing shares

Cumulative preferred financing shares, for which dividend payments are not at the discretion of the Company, are classified as non-current financial liabilities and are stated at amortized cost. The dividends on these cumulative preferred financing shares are recognized as interest expense in the income statement, using the effective interest method. From the date when Ahold Delhaize receives irrevocable notification from a holder of cumulative preferred financing shares to convert these shares into common shares, the cumulative preferred financing shares are classified as a separate class of equity.

Pension and other post-employment benefits

The net assets and net liabilities recognized on the consolidated balance sheet for defined benefit plans represent the actual surplus or deficit in Ahold Delhaize’s defined benefit plans measured as the present value of the defined benefit obligations less the fair value of plan assets. Any surplus resulting from this calculation is limited to the present value of available refunds and reductions in future contributions to the plan.

Defined benefit obligations are actuarially calculated on the balance sheet date using the projected unit credit method. The present value of the defined benefit obligations is determined by discounting the estimated future cash outflows using market yields on high-quality corporate bonds (i.e., bonds rated AA or higher), denominated in the currency in which the benefits will be paid, and that have an average duration similar to the expected duration of the related pension liabilities.

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

For other long-term employee benefits, such as long-service awards, provisions are recognized on the basis of estimates that are consistent with the estimates used for the defined benefit obligations, however discounted using Ahold Delhaize’s cost of debt rate. For these, all actuarial gains and losses are recognized in the income statement immediately.

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

Restructuring-related provisions for severance and termination benefits are recognized when the Company has approved a detailed formal restructuring plan and the restructuring has either commenced or has been announced to those affected by it. Onerous contract provisions are measured at the amount by which the unavoidable costs to fulfill agreements exceeds the expected benefits from such agreements.

Changes in accounting policy

In 2016, in conjunction with the merger and the alignment of accounting policies, the Company changed its policy of accounting for employee contributions to its defined benefit plans and they are now reflected as a reduction of service costs in the period in which the related service is rendered. Previously, employee contributions were attributed to the periods of future service when measuring the defined benefit obligation.

This change is only applicable to the Company’s defined benefit pension plan in the Netherlands, as other defined benefit plans do not receive employee contributions. The change in policy has been applied prospectively. The effect of this change in policy was to increase the pension provision balance by €28 million, through other comprehensive income.

Changes in presentation

Presentation of amortization of favorable lease-related intangible assets

As part of the purchase price allocation (PPA) of an acquisition, favorable lease-related intangible assets and unfavorable lease-related liabilities are identified. In the historical results of both Ahold and Delhaize, the unwinding of these liabilities were reported as part of rent expense, while the amortization of the intangible asset were reported as amortization expense. This resulted in a mismatch of the net PPA effect of similar items on the basis that they relate to either an asset or a liability. Ahold Delhaize’s historical information has therefore been restated so that the amortization of the favorable lease-related asset is no longer reported as depreciation and amortization expense but is instead reported as rent expense.

Presentation of unfavorable lease liabilities

Unfavorable lease-related liabilities recognized upon an acquisition have historically been presented as onerous contract provisions by Ahold Delhaize. However, because these liabilities do not have uncertainty with respect to amount and timing, a decision has been made to now present these as other liabilities instead of provisions.

The adjustments to Ahold Delhaize’s comparative amounts for these changes in presentation are as follows:

€ million	January 3, 2016 as reported	Changes in presentation	January 3, 2016 as restated
Consolidated balance sheet
Non-current liabilities
Provisions	731	(92)	639
Other non-current liabilities	318	92	410
Current liabilities
Provisions	260	(12)	248
Other current liabilities	1,573	12	1,585

€ million	2015 as reported	Changes in presentation	2015 as restated
Consolidated statement of cash flows
Depreciation, amortization and impairments	1,043	(11)	1,032
Release of favorable and unfavorable leases	—	2	2
Operating cash flows before changes in operating assets and liabilities	2,390	(9)	2,381
Changes in other non-current assets, other non-current liabilities and provisions	(33)	9	(24)

€ million	2014 as reported	Changes in presentation	2014 as restated
Consolidated statement of cash flows
Depreciation, amortization and impairments	910	(9)	901
Release of favorable and unfavorable leases	—	5	5
Operating cash flows before changes in operating assets and liabilities	2,183	(4)	2,179
Changes in other non-current assets, other non-current liabilities and provisions	(135)	4	(131)

€ million	2015 as reported	Changes in presentation	2015 as restated
Note 8 Expenses by nature
Depreciation and amortization	1,004	(11)	993
Rent expenses and income - net	621	11	632

€ million	2014 as reported	Changes in presentation	2014 as restated
Note 8 Expenses by nature
Depreciation and amortization	879	(9)	870
Rent expenses and income - net	515	9	524

Cost alignment for online business

In 2016, Ahold Delhaize changed the presentation of the income statement to align the presentation of costs across its online businesses. The change resulted in the following reclassifications within the 2015 and 2014 income statements.

€ million	2015 as reported	Changes in presentation	2015 as restated
Net sales	38,203	—	38,203
Cost of sales	(27,835)	75	(27,760)
Gross profit	10,368	75	10,443

Selling expenses	(7,722)	(63)	(7,785)
General and administrative expenses	(1,328)	(12)	(1,340)
Total operating expenses	(9,050)	(75)	(9,125)

Operating income	1,318	—	1,318

€ million	2014 as reported	Changes in presentation	2014 as restated
Net sales	32,774	—	32,774
Cost of sales	(24,088)	59	(24,029)
Gross profit	8,686	59	8,745

Selling expenses	(6,424)	(50)	(6,474)
General and administrative expenses	(1,012)	(9)	(1,021)
Total operating expenses	(7,436)	(59)	(7,495)

Operating income	1,250	—	1,250

New accounting policies effective for 2016

Amendments to IAS 1, “Disclosure initiative”

The disclosure initiative clarifies existing disclosure requirements, which do not have a significant effect on the consolidated financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28, “Investment entities: Applying the Consolidation Exception”

These are narrow-scope clarifications of guidance, specifically related to investment entities. Because Ahold Delhaize is not an investment entity, nor does it have investments in an investment entity, these amendments do not have an effect on the consolidated financial statements.

Narrow-scope amendments to IAS 27, “Equity Method in Separate Financial Statements”

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. These amendments do not have an effect on the consolidated financial statements.

Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization”

The amendments prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment and introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. Currently the Company uses the straight-line method for depreciation and amortization of property, plant and equipment, and intangible assets, respectively. Accordingly, the application of these amendments do not have an effect on the consolidated financial statements.

Amendments to IFRS 11, “Accounting for Acquisitions of Interests in Joint Operations”

The amendments provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 “Business Combinations.” Based on Ahold Delhaize’s current financial position, the application of these amendments to IFRS 11 does not have a significant effect on the consolidated financial statements.

Annual improvements to IFRSs 2012-2014

Annual improvements to IFRSs 2012-2014 Cycle made a number of amendments to various IFRSs, which do not have a significant effect on the consolidated financial statements.

New accounting policies not yet effective for 2016

The IASB issued several standards, or revisions to standards, that are not yet effective for 2016, but will become effective in coming years.

IFRS 9, “Financial Instruments,” addresses the classification, measurement and recognition of financial assets and financial liabilities. Based on Ahold Delhaize’s current financial position, the Company anticipates that the application of IFRS 9 in the future may have an impact on amounts reported in respect of the Company’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed. IFRS 9, as amended in July 2014, is effective for annual periods beginning on or after January 1, 2018.

IFRS 15, “Revenue from Contracts with Customers,” establishes a single comprehensive model for entities to use in accounting for revenue from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 “Revenue,” IAS 11 “Construction Contracts,” and the related Interpretations when it becomes effective for annual periods beginning on or after January 1, 2018. Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. More prescriptive guidance has been added in IFRS to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15. The Company has identified the following areas where policies will change, but none are expected to have a significant effect on the consolidated financial statements: (1) timing of revenue recognition for online sales will change from delivery from warehouse to receipt by customers, and (2) anticipated product returns will need to be considered when recognizing sales at bol.com.

IFRS 16, “Leases,” eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. The Company anticipates that the application of IFRS 16 will have a significant effect on its reported assets and liabilities, and operating and financing expenses. However, due to the various transition options within the standard that are available to the Company, it is not practicable to provide a reasonable estimate of the effect of IFRS 16 until a detailed review has been completed. IFRS 16 is effective for annual periods beginning on or after January 1, 2019.

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

Amendments to IAS 7, “Disclosure Initiative,” were made to require additional cash flow disclosures that will enable users of financial statements to evaluate changes in liabilities arising from financing activities, including changes arising from both cash flows and non-cash changes. The amendments to IAS 7 apply prospectively for annual periods beginning on or after January 1, 2017. The Company does not anticipate that the application of these amendments will have a significant effect on the results of future consolidated financial statements, but they may alter the manner in which certain financial information is presented.

Amendments to IFRS 2, “Classification and Measurement of Share-based Payment Transactions,” were made to provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments to IFRS 2 apply prospectively for annual periods beginning on or after January 1, 2018. The Company has yet to assess the amendments’ full impact.

Amendments to IFRS 4, “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts,” were made to give all companies that issue insurance contracts the option to recognize in Other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts standard is issued; and companies whose activities are predominantly connected with insurance an optional temporary exemption from applying IFRS 9 until 2021. The amendments to IFRS 4 apply prospectively for annual periods beginning on or after January 1, 2018. Based on Ahold Delhaize’s current business model, the Company does not anticipate that the application of these amendments to IFRS 4 will have a significant effect on the future consolidated financial statements.

There are no other IFRSs or IFRIC interpretations that have been issued but are not yet effective that are expected to have a material effect on the future consolidated financial statements.

4 Acquisitions

Ahold Delhaize merger

On July 23, 2016, Ahold and Delhaize announced the completion of their merger, which became effective on July 24, 2016. With this merger, Ahold Delhaize has 21 local brands in 11 countries and employs 370,000 associates in over 6,500 grocery and specialty stores.

Key terms of the merger are:

•	The merger took place through a cross-border legal merger of Delhaize into Ahold;

•	Delhaize shareholders received 4.75 Ahold ordinary shares for each Delhaize ordinary share;

•	€1 billion was returned to Ahold shareholders via a capital return and a reverse stock split prior to completion of the merger; and

•	Ahold Delhaize is listed on the Amsterdam Stock Exchange and the Brussels Stock Exchange.

The merger has been accounted for as a business combination using the acquisition method of accounting under IFRS 3, with Ahold being identified as the acquirer.

Purchase consideration

The purchase consideration was €10,765 million. Goodwill recognized in the amount of €5,926 million, which at the date of this report is treated as non-deductible for tax purposes, represents expected synergies from the combination of the operations. The transaction is expected to be accretive to earnings in the first full year after completion, with all anticipated run-rate synergies to be fully realized in the third year after completion. One-off costs of €350 million will be required to achieve synergies.

Purchase consideration	€ million
Ordinary shares issued (i)	10,761
Amount attributable to purchase consideration in respect of replacement awards issued (ii)	4
Total purchase consideration	10,765

(i)	Under the terms of the merger, Delhaize shareholders were offered 4.75 ordinary shares in the Company for each share held in Delhaize. On completion of the merger, 496,000,577 ordinary shares were issued. The fair value of the shares issued as part of the consideration paid was based on the published share price on July 23, 2016, of €21.695 per share.

(ii)	In accordance with the terms of the merger agreement, the Company exchanged certain equity-settled share-based payment awards held by employees of Delhaize (the acquiree’s awards) for equity-settled share-based payment awards of the Company (the replacement awards).

The total value of the replacement awards is €9 million. The consideration for the business combination includes €4 million transferred to employees of Delhaize when the acquiree’s awards were substituted by the replacement awards, which relates to past service. The balance of €5 million will be recognized as post-acquisition compensation cost over the relevant service period.

Since the merger date, Delhaize contributed net sales of €11,001 million and a net income of €239 million (representing the results of the Delhaize operating entities plus any remaining head office and other charges from the Delhaize entities) to the 2016 results.

Assuming that the acquisition occurred on January 4, 2016, management reported on a pro forma basis consolidated net sales of €62,331 million through January 1, 2017, and consolidated pro forma net income of €1,078 million. The pro forma information is based on the historical Ahold and Delhaize quarters. The following main adjustments to the combined historical data were made to arrive at the pro forma information: i) exclusion of the performance of remedy stores and other divestments; ii) exclusion of merger transaction costs; iii) inclusion of purchase price allocation effects; iv) alignment of Global Support Office functions and related costs; and v) alignment of foreign exchange rates used in the translation of foreign group entities.

Acquisition-related costs

Ahold and Delhaize incurred transaction costs of €135 million for banking fees, legal fees and other professional fees, of which €62 million has been booked by Ahold and Delhaize in 2015 and €73 million in 2016. Transaction costs of €38 million (2015: €32 million) have been included in General and administrative expenses as Restructuring and related charges and other.

Net assets acquired

The following is a summary of the initial allocation of the fair value of the net assets acquired and the goodwill arising from the acquisitions during 2016. There were several measurement period adjustments recognized subsequent to the amounts initially recognized and reported in the third quarter of 2016. The measurement period adjustments presented below were retrospectively recognized as adjustments to the July 24, 2016, opening balance sheet.

€ million	Delhaize initially reported as of Closing Date	Measurement period adjustments	Delhaize per Closing Date	Other[1]	Total
Goodwill	5,926	—	5,926	31	5,957
Other intangibles	4,311	—	4,311	8	4,319
Property, plant and equipment (including investment property)	5,104	(3)	5,101	14	5,115
Deferred tax assets	7	(3)	4	2	6
Other non-current assets	97	1	98	—	98
Inventories	1,498	—	1,498	2	1,500
Assets held for sale	111	—	111	—	111
Cash and cash equivalent	2,280	—	2,280	—	2,280
Receivables & other current assets	1,015	4	1,019	—	1,019
Loans	(2,374)	—	(2,374)	—	(2,374)
Finance lease liabilities	(517)	—	(517)	(4)	(521)
Provisions non-current (including pensions)	(476)	6	(470)	—	(470)
Deferred tax liabilities	(1,427)	38	(1,389)	—	(1,389)
Other non-current liabilities	(236)	—	(236)	(6)	(242)
Accounts payable	(2,317)	2	(2,315)	(1)	(2,316)
Bank overdrafts	(993)	—	(993)	—	(993)
Liabilities held for sale	(37)	—	(37)	—	(37)
Other current liabilities	(1,207)	(45)	(1,252)	—	(1,252)
Total purchase consideration	10,765	—	10,765	46	10,811
Ordinary shares issued	(10,761)	—	(10,761)	—	(10,761)
Replacement awards issued	(4)	—	(4)	—	(4)
Cash acquired (excluding restricted cash)	(2,251)	—	(2,251)	—	(2,251)
Acquisition of business, net of cash	(2,251)	—	(2,251)	46	(2,205)

1.	Represents other smaller acquisitions of stores in the Netherlands and the U.S. and follow up from the measurement of the A&P acquisition in the fourth quarter of 2015.

The valuation techniques used for measuring the fair value of material assets acquired and liabilities assumed were as follows:

•	Property, plant and equipment: The fair value adjustments with respect to property, plant and equipment have been determined primarily through the combination of an income approach, which requires the estimation of the “income generating” capacity of the relevant assets and the return or yield that a market participant would apply to such assets; a cost approach, which requires the calculation of the depreciated replacement cost of the relevant assets; and a market approach, which requires the comparison of the subject assets to transactions involving comparable assets.

•	Other intangible assets: The fair values of brand names and contractual relationships have been determined primarily through an income approach, which requires an estimate or forecast of future expected cash flows through either a relief from royalty or multi-period excess earnings approach.

•	Other intangible assets - lease-related intangibles: The fair values of lease-related intangibles have been assessed through a market approach, which requires a comparison of contract and market prices.

•	Deferred tax assets and liabilities: Deferred income tax assets and liabilities as of the merger date represented the expected future tax consequences of temporary differences between the fair values of the assets acquired and liabilities assumed and their tax bases. Deferred tax liabilities have been recognized in full except where the reversal of the temporary differences is within the control of the Company and these differences are not expected to reverse in the foreseeable future. Deferred tax assets have been recognized based on recoverability of the temporary differences and considering the tax planning strategies expected to be adopted by the Company.

•	Inventory: The fair value of inventory is primarily the carrying value at the merger date on the basis that the carrying value of inventory at cost for a retailer represents the fair value that would be paid by a market participant in the retail sector.

•	Assets held for sale - remedy stores: In order to get approval from competition authorities in the U.S. and Belgium, the Company has agreed to sell certain stores as part of the merger (“remedy stores”). The remedy stores have been presented as assets held for sale on the opening balance sheet and the purchase price allocated to these stores is based on the expected sales consideration, less any incremental costs directly attributable to the sale in accordance with IFRS 5.

•	Loans: The fair value of debt was estimated primarily on the basis of “market-quoted rates” for the listed debt.

•	Provisions - contingent liabilities: The provisions assumed as part of the net assets of the business combination include the fair value of contingent liabilities related to certain legal disputes as well as lease guarantees provided to lessors on certain stores which have been assigned or sold.

•	The fair value of the contingent liability associated with the legal disputes is based on an assessment of the expected cash outflow and the probability of such an outflow. The timing associated with any settlement of these disputes is uncertain and therefore the expected cash outflow considering its probability has not been discounted.

•	The fair value of the contingent liability associated with lease guarantees provided on sold or assigned stores is based on an evaluation of the counterparty’s credit risk (i.e., the risk of the party on behalf of whom the guarantee is provided) and the re-let potential of the property linked to its location.

•	Other receivables and liabilities: Other receivables and liabilities such as trade payables and receivables, other current and non-current assets and liabilities, provisions (other than contingent liabilities) and accruals are valued at the carrying values in Delhaize’s books on the basis that the carrying value represented the fair value as of the merger date. The carrying value of trade receivables recorded in Delhaize’s books included a provision relating to uncertain trade receivables where collectibility was not assured and these provisions have been included in the fair value assessment as of the merger date. No incremental fair value adjustments have been made to the carrying value of trade receivables recorded in Delhaize’s books.

If new information is obtained within one year of the date of acquisition about any additional provisions or facts and circumstances that would lead to adjustments to the above amounts that existed at the date of acquisition, the accounting for the acquisition will be revised.

5 Assets and liabilities held for sale and discontinued operations

Assets and liabilities held for sale

€ million	January 1, 2017	January 3, 2016
Non-current assets and disposal groups held for sale	50	3
Total assets held for sale	50	3

Liabilities related to assets held for sale	9	—

Assets held for sale and related liabilities at January 1, 2017, consist primarily of non-current assets and associated liabilities of stores (Ahold USA: €27 million with associated liabilities of €9 million, the Netherlands: €19 million). The balances at January 1, 2017, included property, plant and equipment, goodwill and associated liabilities of the remaining remedy stores to be divested (Ahold USA: €27 million, the Netherlands: €4 million). As part of the approval of the merger between Ahold and Delhaize Group by the U.S. Federal Trade Commission, Ahold and Delhaize subsidiaries entered into agreements to sell 86 stores in the United States. The approval of the Belgian Competition Authority was conditional upon the divestment of 13 stores and a limited number of projects in Belgium. Of the 86 stores in the United States, Ahold USA divested eight out of 15 stores and Delhaize America divested all of the 71 stores. The divestment of remedy stores resulted in an €18 million gain at Ahold USA. As part of the purchase price allocation, the property, plant and equipment and associated liabilities of Delhaize America’s remedy stores were recognized at fair value. Therefore, the divestments resulted in an insignificant loss at Delhaize America. None of the 13 stores in Belgium (eight Albert Heijn stores and five Delhaize franchisee stores) have been divested at year-end 2016. The Netherlands incurred an impairment charge of €6 million for the remedy stores held for sale.

In addition, Ahold Delhaize completed the sale of pet specialist shop chain Tom & Co with an insignificant divestment loss.

The remedy stores and Tom & Co do not represent discontinued operations.

Discontinued operations

Income (loss) from discontinued operations is specified as follows:

€ million	2016	2015	2014
Slovakia	—	-	(2)
Other[1]	—	-	(1)
Operating results from discontinued operations[2]	—	-	(3)
U.S. Foodservice	—	-	(194)
Slovakia	—	-	(1)
BI-LO / Bruno’s	—	1	1
Other[1]	—	1	-
Results on divestments[3]	—	2	(194)
Income (loss) from discontinued operations, net of income taxes	—	2	(197)

1 Includes adjustments to the results on various other discontinued operations and past divestments.

2 Operating results from discontinued operations are after net income taxes of nil in 2016 and 2015 and tax benefits of €2 million in 2014.

3 Results on divestments are after net income tax expenses of nil, €1 million and tax benefits of €28 million in 2016, 2015 and 2014, respectively.

See Note 28 for the reconciliation between results on divestments of discontinued operations and cash received.

U.S. Foodservice

In connection with the settlement agreement Ahold Delhaize signed to settle a class action relating to pricing practices of the Group’s former subsidiary, Ahold Delhaize recorded a provision in the amount of €187 million net of income tax benefits of €28 million in 2014. Also included in results from divestments in 2014 were legal costs of €7 million.

Slovakia

On November 14, 2013, it was announced that Ahold Delhaize had reached an agreement with Condorum regarding the sale of Group’s Slovakian business. Upon the sale agreement, Slovakian business qualified as a held for sale and discontinued operation. On April 15, 2014, it was announced that the transaction was completed.

The 2014 operating result of Slovakia as included in the operating results from discontinued operations was a loss of €2 million as presented below.

€ million	2014
Net sales	29
Cost of sales	(22)
Gross profit	7
Total operating expenses	(9)
Operating loss	(2)
Net financial expenses	—
Loss before income taxes	(2)
Income taxes	—
Operating results from discontinued operations, net of income taxes	(2)

Upon the divestment in the first quarter of 2014, Ahold Delhaize recorded a loss of €2 million, offset by a net tax benefit of €1 million as presented below.

€ million	2014
Proceeds net of cost of disposal	(34)
Net liabilities divested	21
Use of provision on loss on divestment	12
Recognition of financial guarantee	(1)
Result on divestment before income taxes	(2)
Income taxes	1
Result on divestment of Slovakia	(1)

6 Segment reporting

Reportable segments

Ahold Delhaize’s retail operations are presented in five reportable segments. In addition, Other retail, consisting of Ahold Delhaize’s unconsolidated joint ventures JMR - Gestão de Empresas de Retalho, SGPS, S.A. (“JMR”) and P.T. Lion Super Indo, LLC (“Super Indo”), and Ahold Delhaize’s Global Support Office (previously called “Corporate Center”) are presented separately. The accounting policies used for the segments are the same as the accounting policies used for the consolidated financial statements as described in Note 3.

All reportable segments sell a wide range of perishable and non-perishable food and non-food consumer products.

Reportable segment	Operating segments included in the Reportable segment

Ahold USA	Stop & Shop New England, Stop & Shop New York Metro, Giant Landover, Giant Carlisle and Peapod
Delhaize America	Food Lion and Hannaford
The Netherlands	Albert Heijn (including the Netherlands, Belgium and Germany), Etos, Gall & Gall and bol.com (including the Netherlands and Belgium)
Belgium	Delhaize (including Belgium and Luxembourg)
Central and Southeastern Europe	Albert (Czech Republic), Alfa Beta (Greece), Mega Image (Romania) and Delhaize Serbia (Republic of Serbia )

Other	Included in Other

Other retail	Unconsolidated joint ventures JMR (49%) and Super Indo (51%)
Global Support Office	Global Support Office staff (the Netherlands, Belgium, Switzerland and the United States)

Following the merger with Delhaize, the number of reportable segments increased due to the addition of reportable segments that consist of the Delhaize businesses merged into the Company: Delhaize America and Belgium. The Albert (Czech Republic) operating segment on which we previously reported separately is now aggregated into the Central and Southeastern Europe reportable segment together with operating segments in Greece, Romania and Serbia.

Net sales

€ million	2016	2015	2014
Ahold USA	23,845	23,732	19,557
Delhaize America	7,065	—	—
The Netherlands	13,101	12,699	11,696
Belgium	2,199	—	—
Central and Southeastern Europe	3,485	1,772	1,521
Ahold Delhaize Group	49,695	38,203	32,774
Operating income
€ million	2016	2015	2014
Ahold USA	818	878	727
Delhaize America	218	—	—
The Netherlands	578	557	584
Belgium	51	—	—
Central and Southeastern Europe	125	11	13
Global Support Office	(206)	(128)	(74)
Ahold Delhaize Group	1,584	1,318	1,250
Additions to property, plant and equipment, investment property, and intangible assets (including assets acquired through business combinations)
€ million	2016	2015	2014
Ahold USA	1,925	770	390
Delhaize America	8,440	—	—
The Netherlands	1,351	342	332
Belgium	3,086	—	—
Central and Southeastern Europe	1,845	57	263
Global Support Office	128	3	21
Ahold Delhaize Group	16,775	1,172	1,006

Depreciation and amortization of property, plant and equipment, investment property, and intangible assets1

€ million	2016	2015	2014
Ahold USA	679	665	558
Delhaize America	222	—	—
The Netherlands	288	272	268
Belgium	64	—	—
Central and Southeastern Europe	95	53	42
Global Support Office	12	3	2
Ahold Delhaize Group	1,360	993	870

1  The 2015 and 2014 figures have been restated for the amortization of favorable lease-related intangible assets that are now reported as part of the rent expense and income - net account as explained in Note 3.

Net impairments of property, plant and equipment, investment property and intangible assets

€ million	2016	2015	2014
Ahold USA	78	20	10
Delhaize America	2	—	—
The Netherlands	21	19	21
Central and Southeastern Europe	3	—	—
Ahold Delhaize Group[1]	104	39	31
1 The impairment amount for 2016 includes €8 million of impairments relating to assets held for sale. Non-current assets (property, plant and equipment, investment property, and intangible assets)
€ million	January 1, 2017	January 3, 2016	December 28, 2014
Ahold USA	7,492	6,129	5,419
Delhaize America	8,593	—	—
The Netherlands	3,476	2,460	2,435
Belgium	3,021	—	—
Central and Southeastern Europe	2,354	615	598
Global Support Office	108	21	21
Ahold Delhaize Group	25,044	9,225	8,473

Additional segment information

Segment results do not include significant non-cash items other than depreciation, amortization and impairment losses and reversals.

Segment information joint ventures – Other retail (JMR and Super Indo)

The information with respect to JMR and Super Indo is presented in Note 14.

7 Net sales

€ million	2016	2015	2014
Sales to retail customers	43,545	33,693	28,882
Sales and fees to franchisees and affiliates	3,931	2,751	2,529
Online sales	1,991	1,646	1,267
Wholesale sales	91	—	—
Other sales	137	113	96
Net sales	49,695	38,203	32,774
Net sales can be further analyzed as follows:
Percentage of net sales	2016	2015	2014
Food: perishable	46%	46%	46%
Food: non-perishable	36%	34%	34%
Non-food	12%	12%	12%
Pharmacy	4%	5%	4%
Gasoline	2%	3%	4%
Net sales	100%	100%	100%

8 Expenses by nature

The aggregate of cost of sales and operating expenses is specified by nature as follows:

€ million	2016	2015[1]	2014[1]
Cost of product	34,846	26,597	23,009
Labor costs	7,196	5,704	4,637
Other operational expenses	3,852	2,938	2,473
Depreciation and amortization	1,360	993	870
Rent expenses and income - net	775	632	524
Impairment losses and reversals - net	104	39	31
(Gains) losses on the sale of assets - net	(22)	(18)	(20)
Total expenses by nature	48,111	36,885	31,524

1 Comparative balances have been restated to conform to the current year’s presentation.

9 Net financial expenses

€ million	2016	2015	2014
Interest income	15	5	6
Interest expense	(273)	(235)	(212)
Net interest expense on defined benefit pension plans	(18)	(14)	(16)

Gains (losses) on foreign exchange	67	(14)	(15)
Fair value gains (losses) on financial instruments	(86)	(2)	7
Other	(246)	(5)	(5)
Other financial expenses	(265)	(21)	(13)
Net financial expenses	(541)	(265)	(235)

Interest income primarily relates to interest earned on cash and cash equivalents and short-term cash deposits and similar instruments.

Interest expense primarily relates to financial liabilities measured at amortized cost (which include notes, finance lease liabilities, financing obligations and cumulative preferred financing shares), interest accretions to provisions, and amortization of the fair value allocation of the debt brought in through acquisitions (refer to Note 4).

Net interest expense on defined benefit pension plans is caused by the Company’s pensions plans being in a liability position over 2016, 2015 and 2014.

Gains (losses) on foreign exchange on financial assets and liabilities are presented as part of net financial expenses. The gains on foreign exchange in 2016 mainly resulted from the remaining GBP 250 million of the original GBP 500 million notes. The gains (losses) on foreign exchange are offset by fair value losses on financial instruments from derivatives, primarily related to the remaining GBP 250 million notes (an interest rate and a U.S. dollar cross-currency swap), which do not qualify for hedge accounting treatment.

Foreign exchange results arising from the purchase of goods for sale or goods and services consumed in Ahold Delhaize’s operations are included in cost of sales or in the appropriate element of operating expenses, respectively. In 2016, the Company recorded a net exchange gain (including the impact of foreign exchange hedging instruments) of €1 million in operating income (2015: loss of €1 million and 2014: gain of €2 million).

In 2016, the line item Other consists mainly of the one-off finance cost of €243 million relating to the buying back the JPY 33,000 million notes, see Note 21.

For more information on financial instruments, see Note 30.

10 Income taxes

Income taxes on continuing operations

The following table specifies the current and deferred tax components of income taxes on continuing operations in the income statement:

€ million	2016	2015	2014
Current income taxes
Domestic taxes (the Netherlands)	(45)	(125)	(107)
Foreign taxes
United States	(163)	(165)	(95)
Europe – Other	(35)	(1)	(10)
Total current tax expense	(243)	(291)	(212)

Deferred income taxes
Domestic taxes (the Netherlands)	17	24	(4)
Foreign taxes
United States	(20)	50	(30)
Europe – Other	(1)	(7)	(2)
Total deferred tax expense	(4)	67	(36)
Total income taxes on continuing operations	(247)	(224)	(248)

Effective income tax rate on continuing operations

Ahold Delhaize’s effective tax rate in its consolidated income statement differed from the Netherlands’ statutory income tax rate of 25.0%. The following table reconciles the statutory income tax rate with the effective income tax rate in the consolidated income statement:

	2016		2015		2014
	€ million	Tax rate	€ million	Tax rate	€ million	Tax rate
Income before income taxes	1,043		1,053		1,015

Income tax expense at statutory tax rate	(261)	25.0%	(263)	25.0%	(254)	25.0%

Adjustments to arrive at effective income tax rate:
Rate differential (local rates versus the statutory rate of the Netherlands)	(6)	0.6%	(26)	2.5%	(23)	2.3%
Deferred tax income (expense) related to recognition of deferred tax assets - net	7	(0.7)%	29	(2.8)%	(6)	0.6%
Reserves, (non-)deductibles and discrete items	13	(1.2)%	36	(3.4)%	35	(3.5)%
Total income taxes	(247)	23.7%	(224)	21.3%	(248)	24.4%

Rate differential indicates the effect of Ahold Delhaize’s taxable income being generated and taxed in jurisdictions where tax rates differ from the statutory tax rate in the Netherlands. Reserves, (non-)deductibles and discrete items include one-time transactions.

Income taxes on discontinued operations

Current and deferred income tax related to discontinued operations amounted to a nil expense in 2016, €1 million expense in 2015 and €30 million benefit in 2014,and has been included within the result from discontinued operations. The 2016, 2015 and 2014 current and deferred tax movements on discontinued operations are mainly related to the U.S. For further information, see Notes 5 and 34.

Deferred income tax

The significant components and annual movements of deferred income tax assets and liabilities as of January 1, 2017, January 3, 2016 and December 28, 2014 are as follows:

€ million	December 29, 2013	Recognized in income statement	Other	December 28, 2014	Recognized in income statement	Other	January 3, 2016	Recognized in income statement	Acquisitions through business combinations	Other	January 1, 2017
Leases and financings	223	1	37	261	(7)	33	287	(13)	148	17	439
Pensions and other post-employment benefits	210	(27)	35	218	(5)	53	266	3	126	53	448
Provisions	155	(26)	(11)	118	(9)	42	151	(6)	70	4	219
Derivatives	15	4	15	34	—	(3)	31	10	—	(41)	—
Interest	27	(11)	2	18	(6)	2	14	(38)	171	7	154
Other	28	(5)	10	33	—	(4)	29	(6)	32	(1)	54
Total gross deductible temporary differences	658	(64)	88	682	(27)	123	778	(50)	547	39	1,314
Unrecognized deductible temporary differences	(4)	—	—	(4)	—	—	(4)	—	(1)	—	(5)
Total recognized deductible temporary differences	654	(64)	88	678	(27)	123	774	(50)	546	39	1,309

Tax losses and tax credits	163	(4)	113	272	(19)	30	283	(21)	465	8	735
Unrecognized tax losses and tax credits	(35)	(8)	(72)	(115)	17	(13)	(111)	15	(275)	(2)	(373)
Total recognized tax losses and tax credits	128	(12)	41	157	(2)	17	172	(6)	190	6	362
Total net deferred tax asset position	782	(76)	129	835	(29)	140	946	(56)	736	45	1,671

Property, plant and equipment and intangible assets	(383)	49	(25)	(359)	92	(17)	(284)	53	(1,960)	(64)	(2,255)
Inventories	(105)	(8)	(12)	(125)	(2)	(17)	(144)	4	(107)	(10)	(257)
Derivatives	—	—	—	—	—	—	—	—	(40)	1	(39)
Other	(6)	(1)	—	(7)	6	1	—	(5)	(12)	1	(16)
Total deferred tax liabilities	(494)	40	(37)	(491)	96	(33)	(428)	52	(2,119)	(72)	(2,567)
Net deferred tax assets (liabilities)	288	(36)	92	344	67	107	518	(4)	(1,383)	(27)	(896)

The column “Other” in the table above includes amounts recorded in equity, divestments and exchange rate differences, as well as reclassifications between deferred tax components and the application of tax losses and tax credits against current year income tax payables.

Deferred income tax assets and liabilities are offset on the balance sheet when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to income taxes levied by the same fiscal authority. The deferred tax assets and liabilities are presented as non-current assets and liabilities on the balance sheet as follows:

€ million	January 1, 2017	January 3, 2016
Deferred tax assets	700	628
Deferred tax liabilities	(1,596)	(110)
Net deferred tax assets	(896)	518

As of January 1, 2017, Ahold Delhaize had operating and capital loss carryforwards of a total nominal amount of €4,245 million, mainly expiring between 2019 and 2034 (January 3, 2016: €2,110 million and December 28, 2014: €1,949 million). The following table specifies the years in which Ahold Delhaize’s operating and capital loss carryforwards and tax credits are scheduled to expire:

€ million	2017	2018	2019	2020	2021	2022-2026	2027-2031	After 2031	Does not expire	Total

Operating and capital losses (nominal value)	78	97	501	58	154	577	1,022	437	1,321	4,245

Operating and capital losses (tax value)	10	15	106	18	23	30	52	18	420	692
Tax credits	6	7	7	4	6	5	—	—	8	43
Tax losses and tax credits	16	22	113	22	29	35	52	18	428	735

Unrecognized tax losses and tax credits	(5)	(6)	(88)	(1)	(6)	(12)	(9)	(9)	(237)	(373)

Total recognized tax losses and tax credits	11	16	25	21	23	23	43	9	191	362

Operating and capital loss carryforwards related to one jurisdiction may not be used to offset income taxes in other jurisdictions. Of the loss carryforwards, €2,506 million relates to U.S. state taxes, for which a weighted average tax rate of 5.14% applies.

The majority of the abovementioned deferred tax assets relate to tax jurisdictions in which Ahold Delhaize has suffered a tax loss in the current or a preceding period. Significant judgment is required in determining whether deferred tax assets are realizable. Ahold Delhaize determines this on the basis of expected taxable profits arising from the reversal of recognized deferred tax liabilities and on the basis of budgets, cash flow forecasts and impairment models. Where utilization is not considered probable, deferred tax assets are not recognized.

No deferred income taxes are recognized on undistributed earnings of Ahold Delhaize’s subsidiaries and joint ventures, as the undistributed earnings will not be distributed in the foreseeable future. The cumulative amount of undistributed earnings on which the Group has not recognized deferred income taxes was approximately €4,713 million at January 1, 2017.

Income taxes in equity and comprehensive income

Current and deferred income taxes recognized in and transferred from equity and comprehensive income are as follows:

€ million	2016	2015	2014
Share-based compensation	7	19	6
Cash flow hedges	(41)	(3)	16
Currency translation differences in foreign interests	—	(1)	—
Non realized gains (losses) on financial investments available for sale	1	—	—
Remeasurement of defined benefit pension plans	47	11	21
Total	14	26	43

11 Property, plant and equipment

€ million	Buildings and land[1]	Other[1]	Under construction	Total
As of December 28, 2014
At cost	8,513	4,653	92	13,258
Accumulated depreciation and impairment losses	(3,894)	(3,214)	—	(7,108)
Carrying amount	4,619	1,439	92	6,150

Year ended January 3, 2016
Additions	114	206	428	748
Transfers from under construction	182	227	(409)	—
Acquisitions through business combinations	116	19	—	135
Depreciation	(455)	(402)	—	(857)
Impairment losses	(15)	(13)	—	(28)
Impairment reversals	1	1	—	2
Assets classified to held for sale or sold	(12)	(4)	(1)	(17)
Other movements	22	(29)	—	(7)
Exchange rate differences	426	120	5	551
Closing carrying amount	4,998	1,564	115	6,677
As of January 3, 2016
At cost	9,609	5,368	115	15,092
Accumulated depreciation and impairment losses	(4,611)	(3,804)	—	(8,415)
Carrying amount	4,998	1,564	115	6,677

Year ended January 1, 2017
Additions	183	431	568	1,182
Transfers from under construction	253	218	(471)	—
Acquisitions through business combinations[2]	3,425	1,332	187	4,944
Depreciation	(593)	(564)	—	(1,157)
Impairment losses	(55)	(21)	(1)	(77)
Impairment reversals	5	1	—	6
Assets classified to held for sale or sold	(44)	(26)	(3)	(73)
Other movements	(8)	5	(1)	(4)
Exchange rate differences	194	74	4	272
Closing carrying amount	8,358	3,014	398	11,770
As of January 1, 2017
At cost	13,640	7,231	399	21,270
Accumulated depreciation and impairment losses	(5,282)	(4,217)	(1)	(9,500)
Carrying amount	8,358	3,014	398	11,770

1 Balances and the movements for the previous year were re-grouped to align with the current year classification.

2 Included €4,930 million for the fair value of the property, plant and equipment recognized in connection with Ahold and Delhaize merger (see Note 4).

Buildings and land includes stores, distribution centers, warehouses and improvements to these assets. “Other” property, plant and equipment mainly consists of furnishings, machinery and equipment, trucks, trailers and other vehicles. Assets under construction mainly consists of stores.

The higher of the value in use or fair value less cost of disposal represents an asset’s recoverable amount. The value in use method involves estimating future cash flows. The present value of estimated future cash flows has been calculated using pre-tax discount rates ranging between 5.8% and 17.3% (2015: 6.3%-12.7%). Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants and is generally measured by using an income approach or a market approach. The income approach is generally applied by using discounted cash flow projections based on the assets’ highest and best use from a market participants’ perspective. The market approach requires the comparison of the subject assets to transactions involving comparable assets by using inputs such as bid or ask prices or market multiples.

In 2016, Ahold Delhaize recognized net impairment losses of €71 million for property, plant and equipment (2015: €26 million and 2014: €10 million). These were mainly related to Ahold USA (2016: €60 million, 2015: €17 million and 2014: €7 million) and the Netherlands (2016: €6 million, 2015: €9 million and 2014: €3 million) and were recognized for various operating and closed stores. In 2016, the fair value less cost of disposal was the recoverable amount in the determination of €40 million of the net impairment losses mainly relating to remedy and other divestment stores (2015: €2 million of the net impairment losses). In 2014, there was no impairment loss recorded based on fair value less cost of disposal measurement. As part of approval of the merger between Ahold and Delhaize Group by the U.S. Federal Trade Commission, Ahold USA entered into agreements to sell 15 stores (‘’remedy stores,” see Note 5). In addition to remedy stores, Ahold USA intends to divest another 10 stores in the Richmond area (‘’other divestment stores’’). Ahold USA incurred net impairment charges of €17 million in total for the property, plant and equipment of the remedy stores before they were classified as held for sale and a €3 million impairment for the stores’ associated fixed assets to be abandoned. Impairments for the property, plant and equipment of the other divestment stores of Ahold USA amounted to €20 million. The impairments related to remedy and other divestment stores were mainly based on the bid prices received.

The additions to property, plant and equipment include capitalized borrowing costs of €1 million (2015: €1 million). Generally, the capitalization rate used to determine the amount of capitalized borrowing costs is a weighted average of the interest rate applicable to the respective operating companies. This rate ranged between 1.8% and 10.6% (2015: 2.3%-3.8%).

Other movements mainly include transfers between asset classes and transfers to investment property.

The carrying amount of land and buildings includes amounts related to assets held under finance leases and financings of €1,323 million and €210 million, respectively (January 3, 2016: €987 million and €218 million). In addition, the carrying amount of other property, plant and equipment includes an amount of €37 million (January 3, 2016: €6 million) relating to assets held under finance leases. Ahold Delhaize does not have legal title to these assets.

Company-owned property, plant and equipment with a carrying amount of €51 million (January 3, 2016: €48 million) has been pledged as security for liabilities, mainly for loans.

12 Investment property

€ million	2016	2015
At the beginning of the year
At cost	934	893
Accumulated depreciation and impairment losses	(354)	(333)
Carrying amount	580	560

Additions	10	15
Acquisitions through business combinations[1]	171	—
Depreciation	(28)	(25)
Impairment losses and reversals - net	(10)	(3)
Assets classified to held for sale or sold	(15)	(20)
Transfers from property, plant and equipment and lease-related intangibles	1	4
Exchange rate differences	18	49
Closing carrying amount	727	580

At the end of the year
At cost	1,119	934
Accumulated depreciation and impairment losses	(392)	(354)
Carrying amount	727	580

1.	Included €171 million for the fair value of the investment property recognized in connection with the merger between Ahold and Delhaize (see Note 4).

A significant portion of the Company’s investment property comprises shopping centers containing both an Ahold Delhaize store and third-party retail units. The third-party retail units generate rental income, but are primarily of strategic importance to Ahold Delhaize in its retail operations. Ahold Delhaize recognizes the part of a shopping center leased to a third-party retailer as investment property, unless it represents an insignificant portion of the property.

In 2016, Ahold Delhaize recognized net impairment losses of €10 million. These were related to Ahold USA (€10 million).

The carrying amount of investment property includes an amount related to assets held under finance leases and financings of €35 million and €42 million (January 3, 2016: €25 million and €43 million), respectively. Ahold Delhaize does not have legal title to these assets. Company-owned investment property with a carrying amount of €93 million (January 3, 2016: €79 million) has been pledged as security for liabilities, mainly for loans.

The fair value of investment property as of January 1, 2017, amounted to approximately €937 million (January 3, 2016: €772 million). Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants and has generally been measured by using an income or market approach. Approximately 70% of Ahold Delhaize’s fair value measurements are categorized within Level 2. The most significant inputs into this valuation approach are observable market retail yields and tenant rents to calculate the fair value. The remaining fair value measurements which are categorized within Level 3 primarily include the fair value measurements based on the Company’s own valuation methods and the fair value for certain mixed-use properties and properties held for strategic purposes. For certain mixed-use properties and properties held for strategic purposes, Ahold Delhaize cannot determine the fair value of the investment property reliably. In such cases, the fair value is assumed to be equal to the carrying amount.

Rental income from investment property included in the income statement in 2016 amounted to €76 million (2015: €70 million and 2014: €66 million). Direct operating expenses (including repairs and maintenance but excluding depreciation expense) arising from rental-income-generating and non-rent-generating investment property in 2016 amounted to €35 million (2015: €34 million and 2014: €30 million).

13 Intangible assets

€ million	Goodwill	Lease-related intangibles	Software	Customer relationships	Brand names	Other	Under development	Total
As of December 28, 2014
At cost	1,039	268	828	127	86	306	61	2,715
Accumulated amortization and impairment losses	(8)	(186)	(596)	(60)	—	(102)	—	(952)
Carrying amount	1,031	82	232	67	86	204	61	1,763

Year ended January 3, 2016
Additions	—	—	37	2	—	14	62	115
Transfers from under development	—	—	79	—	—	7	(86)	—
Acquisitions through business combinations	174	43	—	6	—	(64)	—	159
Amortization	—	—	(91)	(6)	—	(14)	—	(111)
Release of favorable leases	—	(11)	—	—	—	—	—	(11)
Impairments and write-downs	—	(1)	—	—	—	(12)	—	(13)
Impairment reversals	—	—	—	—	—	3	—	3
Assets classified to held for sale or sold	(6)	—	—	—	—	—	—	(6)
Other movements	(3)	2	1	—	—	3	—	3
Exchange rate differences	40	9	6	—	—	9	2	66
Closing carrying amount	1,236	124	264	69	86	150	39	1,968

As of January 3, 2016
At cost	1,241	340	921	141	86	273	39	3,041
Accumulated amortization and impairment losses	(5)	(216)	(657)	(72)	—	(123)	—	(1,073)
Carrying amount	1,236	124	264	69	86	150	39	1,968

Year ended January 1, 2017
Additions	—	—	81	1	—	14	96	192
Transfers from under development	—	—	102	—	—	—	(102)	—
Acquisitions through business combinations	5,957	157	208	78	3,196	658	22	10,276
Amortization	—	—	(137)	(10)	(1)	(24)	(3)	(175)
Release of favorable leases	—	(21)	—	—	—	—	—	(21)
Impairments	(5)	(2)	(6)	—	—	(2)	—	(15)
Assets classified to held for sale or sold	(9)	(1)	—	—	—	—	—	(10)
Other movements	3	—	—	—	—	(3)	—	—
Exchange rate differences	213	9	6	3	97	2	2	332
Closing carrying amount	7,395	266	518	141	3,378	795	54	12,547

As of January 1, 2017
At cost	7,405	505	1,317	223	3,379	942	54	13,825
Accumulated amortization and impairment losses	(10)	(239)	(799)	(82)	(1)	(147)	—	(1,278)
Carrying amount	7,395	266	518	141	3,378	795	54	12,547

In connection with the merger of Ahold and Delhaize Group, Ahold Delhaize recognized €5,926 million of goodwill (see Note 4 for more details). Goodwill recognized on acquisitions in 2015 relates mainly to the acquisition of A&P stores in the United States (allocated to Stop & Shop New York Metro) and C1000 stores in the Netherlands (allocated to Albert Heijn).

Goodwill acquired in business combinations is allocated, at acquisition, to the cash-generating units (CGUs) or groups of CGUs expected to benefit from that business combination. The carrying amounts of goodwill allocated to CGUs within Ahold Delhaize’s reportable segments are as follows:

€ million		Goodwill arising from 2016 business acquisitions	January 1, 2017	January 3, 2016
Reportable segment	Cash-generating unit
Ahold USA	Stop & Shop New England	440	478	16
	Stop & Shop New York Metro	363	507	124
	Giant Carlisle	293	569	264
	Giant Landover	332	357	9
	Peapod	—	25	24
Delhaize America	Food Lion	1,035	1,082	—
	Hannaford	1,828	1,914	—
The Netherlands	Albert Heijn (including the Netherlands, Belgium and Germany)	954	1,409	456

	bol.com (including the Netherlands and Belgium)	—	201	201
	Etos	—	8	8
	Gall & Gall	—	1	1
Belgium	Delhaize (including Belgium and Luxembourg)	404	404	—
Central and Southeastern Europe	Albert (Czech Republic)	37	171	133
	Alfa Beta (Greece)	133	133	—
	Mega Image (Romania)	127	125	—
	Delhaize Serbia (Republic of Serbia)	11	11	—
Ahold Delhaize Group		5,957	7,395	1,236

CGUs to which goodwill has been allocated are tested for impairment annually or more frequently if there are indications that a particular CGU might be impaired. During the purchase price allocation, the fair value of Delhaize’s CGUs was determined based on their respective business enterprise values by discounting the projected cash flows of these CGUs. There were no significant changes to those projected cash flows after the merger date.

The recoverable amount of each CGU is determined based on value in use calculations. Value in use is determined using discounted cash flow projections that generally cover a period of three years and are based on the financial plans approved by the Company’s management. Due to the expected continuation of high growth in the relevant online retail markets, we project cash flow for bol.com and Peapod over 10-year periods to better reflect the growth expectations in sales, profitability and cash generation after the first three-year projection period. The key assumptions for the value-in-use calculations relate to discount rate, sales growth and operating margin. The post-tax rates used to discount the projected cash flows reflect specific risks relating to relevant CGUs and are 6.1% for Ahold USA, 5.1% for The Netherlands, 9.5% for bol.com and 6.4% for the Czech Republic. The pre-tax discount rates are 10.2% for Ahold USA, 8.7% for Peapod, 6.8% for The Netherlands, 11.5% for bol.com and 7.9% for the Czech Republic. The value in use for the CGUs would be the same as that which would be derived from discounting pre-tax cash flows at these pre-tax discount rates. The sales growth rates and operating margins used to estimate future performance are based on past performance and our experience of growth rates and operating margins achievable in Ahold Delhaize’s main markets. The average annual compound sales growth rates applied in the projected periods ranged between 14.3% and 14.5% for the CGUs of our online business and between 1.6% and 3.1% for the other CGUs. The average operating margins applied in the projected periods ranged between 0.2% and 1.8% for the CGUs of our online business and between 2.6% and 5.2% for the other CGUs. Growth rates used to extrapolate cash flows beyond the explicit forecast period are set such that the return on invested capital never exceeds the weighted average cost of capital of the CGUs.

Lease-related intangible assets consist primarily of favorable operating lease contracts acquired in business acquisitions. Customer relationships consist primarily of pharmacy scripts and customer lists recognized through the acquisition of bol.com in 2012. Brand names refer to the banner names as well as certain private label brands. Ahold Delhaize brands play an important role in the Company’s business strategy. Ahold Delhaize believes that there is currently no foreseeable limit to the period over which the brands (excluding private label brands) are expected to generate net cash inflows and therefore they are assessed to have an indefinite useful life. The assets are tested for impairment in accordance with the policies as stated in Note 3. “Other” mainly includes intangible assets related to relationships with franchisees and affiliates recognized in connection with Ahold Delhaize merger, location development rights, deed restrictions and similar assets. Included in “Other” is an intangible asset allocated to Stop & Shop New England with an indefinite useful life and a carrying value of €33 million (2015: €32 million). The useful life of this asset is assessed to be indefinite since it relates to the land portion of an owned location. Intangible assets under development relate mainly to software development.

14 Investments in joint ventures and associates

In 1992, Ahold Delhaize partnered with Jerónimo Martins, SGPS, S.A. in the joint venture JMR - Gestão de Empresas de Retalho, SGPS, S.A. (“JMR”). Ahold Delhaize holds 49% of the shares in JMR and shares equal voting power on JMR’s board of directors with Jerónimo Martins, SGPS, S.A. JMR operates food retail stores in Portugal under the brand name Pingo Doce. Ahold Delhaize holds 51% of the shares in P.T. Lion Super Indo, LLC (“Super Indo”). Super Indo operates supermarkets in Indonesia. JMR and Super Indo are joint ventures and are accounted for using the equity method. There are no quoted market prices available.

Ahold Delhaize is also a partner in various smaller joint arrangements and associates that are individually not material to the Group.

Changes in the carrying amount of Ahold Delhaize’s interest in joint ventures and associates are as follows:

€ million	JMR 2016	Super Indo 2016	Other 2016	Total 2016	JMR 2015	Other 2015	Total 2015
Beginning of the year	181	—	31	212	173	33	206
Brought through acquisition	—	51	—	51	—	—	—
Share in income (loss) of joint ventures	22	4	8	34	24	(4)	20
Dividend	(17)	—	(2)	(19)	(17)	(4)	(21)
Share of other comprehensive income (loss)	—	—	—	—	1	—	1
Other changes in equity of joint ventures	(5)	—	—	(5)	—	3	3
Exchange rate differences	—	1	—	1	—	3	3
End of the year	181	56	37	274	181	31	212

Share in income (loss) from continuing operations for Ahold Delhaize’s interests in all individually immaterial joint ventures was an income of €8 million (2015: €4 million loss) and nil for individually immaterial associates (2015: nil).

Set out below is the summarized financial information for JMR and Super Indo (on a 100% basis).

€ million	JMR January 1, 2017	JMR January 3, 2016	Super Indo January 1, 2017
Summarized balance sheet
Current
Cash and cash equivalents	56	51	59
Other current assets	360	336	45
Total current assets	416	387	104
Financial liabilities (excluding trade payables)	(210)	(20)	—
Other current liabilities	(979)	(976)	(67)
Total current liabilities	(1,189)	(996)	(67)
Non-current
Assets	1,178	1,151	57
Financial liabilities	—	(150)	—
Other liabilities	(31)	(29)	(5)
Total non-current liabilities	(31)	(179)	(5)
Net assets	374	363	89
Net assets attributable to the joint venture	368	369	89
Net assets attributable to non-controlling interest	6	(6)	—

€ million	JMR 2016	JMR 2015	JMR 2014	Super Indo 2016
Summarized statement of comprehensive income
Net sales	3,924	3,743	3,565	165
Depreciation and amortization	(98)	(99)	(100)	(4)
Interest expense	(2)	(9)	(13)	—
Income tax expense	(21)	(19)	(19)	(2)
Income from continuing operations	46	47	44	8
Net income	46	47	44	8
Net income attributable to the joint venture	44	48	46	8
Net income (loss) attributable to non-controlling interest	2	(1)	(2)	—
Other comprehensive income	—	1	1	—
Total comprehensive income attributable to the joint venture	44	49	47	8

The information presented below represents a reconciliation of the summarized financial information presented above to the carrying amount of JMR and Super Indo.

€ million	JMR 2016	JMR 2015	Super Indo 2016
Opening net assets attributable to the joint venture	369	354	—
Net assets acquired through business combinations	—	—	79
Net income	44	48	8
Other comprehensive income	—	1	—
Dividend	(35)	(34)	—
Transactions with non-controlling interest	(10)	—	—
Exchange differences	—	—	2
Closing net assets attributable to the joint venture	368	369	89
Interest in joint venture	49%	49%	51%
Goodwill	—	—	11
Carrying value	181	181	56

Transactions with non-controlling interest relate to JMR’s acquisition of certain non-controlling interest in its Madeira retail operations.

Commitments and contingent liabilities in respect of joint ventures and associates

There are no contingent liabilities or significant restrictions relating to the Company’s interest in the joint ventures and associates. The commitments are presented in Note 34.

15 Other non-current financial assets

€ million	January 1, 2017	January 3, 2016
Derivative financial instruments	—	338
Reinsurance assets	145	135
Loans receivable	53	31
Other	18	12
Total other non-current financial assets	216	516

For more information on derivative financial instruments and fair values, see Note 30.

Of the non-current loans receivable, €25 million matures between one and five years and €28 million after five years (January 3, 2016: €14 million between one and five years and €17 million after five years). The current portion of loans receivable of €12 million is included in Other receivables (January 3, 2016: €10 million)(see Note 17).

Part of the self-insured risk is ceded under a reinsurance treaty, which is a pooling arrangement between unrelated companies. At the same time, Ahold Delhaize assumes a share of the reinsurance treaty risks that is measured by Ahold Delhaize’s participation percentage in the treaty. The participation percentage is the ratio of premium paid by Ahold Delhaize to the total premium paid by all treaty members. In connection with this pooling arrangement, the Company recognizes reinsurance assets and reinsurance liabilities (see also Notes 18, 22 and 26) on its balance sheet. There were no significant gains or losses related to this pooling arrangement during 2016, 2015 or 2014.

16 Inventories

€ million	January 1, 2017	January 3, 2016
Finished products and merchandise inventories	3,233	1,636
Raw materials, packaging materials, technical supplies and other	55	40
Total inventories	3,288	1,676

In 2016, €1,071 million has been recognized as a write-off of inventories in the income statement (2015: €793 million and 2014: €664 million). The write-off of inventories is Ahold Delhaize’s best estimate based on significant assumptions applied to certain products measured using the retail method.

17 Receivables

€ million	January 1, 2017	January 3, 2016
Trade receivables	952	416
Vendor allowance receivables	442	260
Other receivables	270	181
	1,664	857
Provision for impairment	(76)	(20)
Total receivables	1,588	837

The receivable balances are presented net of accounts payable subject to an enforceable netting arrangement between the Company and the counterparty. The total effect of netting as of January 1, 2017, is €230 million (January 3, 2016: €142 million).

At January 1, 2017, the aging analysis of receivables was as follows:

			Past due
€ million	Total	Not past due	0–3 months	3–6 months	6–12 months	> 12 months
Trade receivables	952	736	121	25	29	41
Vendor allowance receivables	442	321	88	19	12	2
Other receivables	270	174	52	23	7	14
	1,664	1,231	261	67	48	57
Provision for impairment	(76)	(11)	(12)	(5)	(11)	(37)
Total receivables	1,588	1,220	249	62	37	20

At January 3, 2016, the aging analysis of receivables was as follows:

			Past due
€ million	Total	Not past due	0–3 months	3–6 months	6–12 months	> 12 months
Trade receivables	416	329	57	7	3	20
Vendor allowance receivables	260	214	40	4	1	1
Other receivables	181	107	43	22	5	4
	857	650	140	33	9	25
Provision for impairment	(20)	—	(2)	(2)	(2)	(14)
Total receivables	837	650	138	31	7	11

Receivables that were past due but not impaired relate to a number of independent customers for whom there is no recent history of default.

The concentration of credit risk with respect to receivables is limited, as the Company’s customer base and vendor base are large and unrelated. The Company does not hold any significant collateral on its receivables. Management believes there is no further credit risk provision required in excess of the normal individual and collective impairment, based on the aging analysis performed as of January 1, 2017. For more information about credit risk, see Note 30.

The changes in the provision for impairment were as follows:

€ million	2016	2015
Beginning of the year	(20)	(20)
Acquisitions through business combinations	(53)	—
Released (charged) to income	(14)	(11)
Used	11	11
End of the year	(76)	(20)

18 Other current financial assets

€ million	January 1, 2017	January 3, 2016
Derivative financial instruments - current portion	299	—
Available-for-sale financial assets - current portion	175	—
Short-term deposits and similar instruments	110	528
Reinsurance assets – current portion (see Note 15)	75	68
Other	18	—
Total other current financial assets	677	596

The derivative financial instruments – current portion includes the interest and the cross currency swaps related to GBP 250 notes (due March 2017) classified as current as per year-end (see Note 30).

The Available-for-sale financial assets relate primarily to investments in U.S. Treasury bond funds which are held by one of the Company’s captive insurance companies (see Note 24).

As of January 1, 2017, short-term deposits and similar instruments included short-term investments with a maturity at acquisition of between three and 12 months. Of the short-term deposits and similar instruments as of January 1, 2017, €10 million was restricted (January 3, 2016: €10 million). The restricted investments are held for insurance purposes for U.S. workers’ compensation and general liability programs.

The line item “Other” includes cash collateral posted on net liability positions of derivative financial instruments.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. In both 2016 and 2015, none of the financial assets were either past due or impaired.

19 Cash and cash equivalents

€ million	January 1, 2017	January 3, 2016[1]
Cash in banks and cash equivalents	3,718	1,557
Cash on hand	314	269
Total cash and cash equivalents	4,032	1,826

1 Balances for the prior year have been adjusted to align with the current year classification.

Of the cash and cash equivalents as of January 1, 2017, €42 million was restricted (January 3, 2016: €7 million) and consisted of collateral in connection with third-party money transfer services provided at our stores (€29 million) as well as cash held in escrow accounts mainly related to pending litigation, obligations related to business disposals and construction activities.

Cash and cash equivalents include €1,184 million (January 3, 2016: nil) held under a notional cash pooling arrangement. This cash amount was fully offset by an identical amount included under Other current financial liabilities. From an operational perspective, the balances in the cash pool are netted. However, in accordance with the guidance of IAS 32 regarding the offsetting of debit and credit balances for financial reporting purposes, these balances have to be presented on a gross basis on the balance sheet (see Notes 26 and 30).

Ahold Delhaize’s banking arrangements allow the Company to fund outstanding checks when presented to the bank for payment. This cash management practice may result in a net cash book overdraft position, which occurs when the total issued checks exceed available cash balances within the Company’s cash concentration structure. Such book overdrafts are classified in accounts payable and amounted to €217 million and €216 million as of January 1, 2017, and January 3, 2016, respectively. No right to offset with other bank balances exists for these book overdraft positions.

20 Equity attributable to common shareholders

Shares and share capital

Authorized share capital comprises the following classes of shares:

€ million	January 1, 2017	January 3, 2016
Common shares (2016: 1,921,000,000 of €0.01 par value each, and 2015: 1,171,000,000 of €0.01 par value each)	19	12
Cumulative preferred shares (2016: 2,250,000,000 of €0.01 par value each, and 2015: 30,000 of €500 par value each)	23	15
Total authorized share capital	42	27

In addition, Ahold Delhaize has cumulative preferred financing shares outstanding. These cumulative preferred financing shares are considered debt under IFRS until the date that Ahold Delhaize receives irrevocable notification from a holder of cumulative preferred financing shares to convert these shares into common shares. Upon this notification, the cumulative preferred financing shares are classified as a separate class of equity since they no longer meet the definition of a liability. For disclosures regarding Ahold Delhaize’s cumulative preferred financing shares, see Note 22.

Common shares and additional paid-in capital

Changes in the number of common shares and the number of treasury shares were as follows:

	Number of common shares issued and fully paid (x 1,000)	Number of treasury shares (x 1,000)	Number of common shares outstanding (x 1,000)
Balance as of December 29, 2013	1,060,988	78,495	982,493
Share buyback	—	92,485	(92,485)
Reverse stock split	(81,615)	(7,999)	(73,616)
Cancellation of treasury shares	(85,000)	(85,000)	—
Share-based payments	—	(6,205)	6,205
Balance as of December 28, 2014	894,373	71,776	822,597
Share buyback	—	8,795	(8,795)
Cancellation of treasury shares	(60,000)	(60,000)	—
Share-based payments	—	(4,669)	4,669
Balance as of January 3, 2016	834,373	15,902	818,471
Reverse stock split	(49,081)	(574)	(48,507)
Issuance of shares	496,001	—	496,001
Share-based payments	—	(6,311)	6,311
Balance as of January 1, 2017	1,281,293	9,017	1,272,276

Dividends on common shares

On April 19, 2016, the General Meeting of Shareholders approved the dividend over 2015 of €0.52 per common share (€429 million in the aggregate). This dividend was paid on May 4, 2016.The Management Board, with the approval of the Supervisory Board, proposes that a dividend of €0.57 per common share be paid in 2017 with respect to 2016. This dividend is subject to approval by the General Meeting of Shareholders and has not been included as a liability on the consolidated balance sheet as of January 1, 2017. The payment of this dividend will not have income tax consequences for the Company.

Share buyback and capital repayment and reverse stock split

On December 12, 2014, Ahold completed its share buyback program initially announced as €500 million on February 28, 2013, and subsequently increased to €2 billion on June 4, 2013. Under this program, 92,485,298 of the Company’s own shares were repurchased in 2014 for a total consideration of €1,232 million, at an average price of €13.32.

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

On February 26, 2015, the Company announced its decision to return €500 million to its shareholders by way of a share buyback program, to be completed over a 12-month period. Under this program, 8,795,407 of the Company’s own shares were repurchased in the first half of 2015. Shares were repurchased at an average price of €18.32 per share for a total amount of €161 million. As a result of the announcement that Ahold intended to merge with Delhaize, the share buyback program was terminated in 2015.

Of the total shares repurchased, 60,000,000 were cancelled on July 7, 2015 and 85,000,000 were cancelled on June 20, 2014.

On March 14, 2016, the merger between Ahold and Delhaize, including a capital repayment and reverse stock split, was approved at an Extraordinary General Meeting of Shareholders. The merger between Ahold and Delhaize became effective on July 24, 2016.

On July 18, 2016, every 17 issued common shares were consolidated into 16 common shares, which reduced the total number of common shares outstanding by 48,507,004 shares. The capital repayment of €1.29 per remaining share, €1,001 million in the aggregate (excluding transaction costs) was paid on July 21, 2016.

As consideration, Delhaize shareholders received 4.75 Ahold common shares for each issued and outstanding Delhaize common share, which increased the number of common shares outstanding by 496,000,577 shares.

On January 9, 2017, the Company commenced the €1 billion share buyback program that was announced on December 7, 2016. The program is expected to be completed before the end of 2017.

Share-based payments

Share-based payments recognized in equity in the amount of €74 million (2015: €66 million and 2014: €50 million) relate to the 2016 GRO share-based compensation expenses (see Note 32) and the associated current and deferred income taxes, as well as an amount attributable to the purchase consideration for replacement awards issued (see Note 4).

Cumulative preferred shares

The Company’s Articles of Association provide for the possible issuance of cumulative preferred shares. The Company believes that its ability to issue this class of shares could prevent, or at least delay, an attempt by a potential bidder to make a hostile takeover bid. However, according to Dutch law, a response device is limited in time and therefore cannot permanently block a take-over of the company concerned. Instead, it aims to facilitate an orderly process in which the interests of the continuity of the company, its shareholders and other stakeholders are safeguarded in the best way possible. Moreover, outside the scope of a public offer, but also under other circumstances, the ability to issue this class of shares may safeguard the interests of the Company and all stakeholders in the Company and resist influences that might conflict with those interests by affecting the Company’s continuity, independence or identity. No cumulative preferred shares were outstanding as of January 1, 2017, or during 2016 and 2015.

In March 1989, the Company entered into an agreement with Stichting Ahold Continuïteit (SAC) as amended and restated in April 1994, March 1997, December 2001, and December 2003 (the Option Agreement). Pursuant to the Option Agreement, SAC was granted an option for no consideration to acquire cumulative preferred shares from the Company, from time to time until December 2018. The Option Agreement entitles SAC, under certain circumstances, to acquire cumulative preferred shares from the Company up to a total par value that is equal to the total par value of all issued and outstanding shares of Ahold Delhaize’s share capital, excluding cumulative preferred shares, at the time of exercising the option. In case the authorized share capital of the Company is amended during the term of the option, the Option Agreement provides for a corresponding change of the total par value of cumulative preferred shares under option. The holders of the cumulative preferred shares are entitled to one vote per share and a cumulative dividend expressed as a percentage of the amount called-up and paid-in to purchase the cumulative preferred shares. The percentage to be applied is the sum of (1) the average basic refinancing transaction interest rate as set by the European Central Bank – measured by the number of days during which that rate was in force in the fiscal year over which the dividend is paid – plus 2.1%, and (2) the average interest surcharge rate – measured by the number of days during which that rate was in force in the fiscal year over which the dividend is paid – that would be charged by the largest credit institution in the Netherlands (based on the balance sheet total as of the close of the fiscal year immediately preceding the fiscal year over which the dividend is paid). The minimum percentage to be applied is 5.75%. Subject to limited exceptions, any potential transfer of cumulative preferred shares requires the approval of the Management Board. Cumulative preferred shares can only be issued in a registered form. The Company may stipulate that only 25% of the par value will be paid upon subscription to cumulative preferred shares until payment in full is later required by the Company. SAC would then only be entitled to a market-based interest return on its investment.

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

Legal reserves

In accordance with the Dutch Civil Code and statutory requirements in other countries, legal reserves have to be established in certain circumstances. Legal reserves are not available for distribution to the Company’s shareholders. The currency translation reserve, cash flow hedging reserve and other reserves include non-distributable amounts. Of the total equity as per January 1, 2017, of €16,276 million, an amount of €1,130 million is non-distributable (January 3, 2016: €579 million out of total equity of €5,622 million and December 28, 2014: €219 million out of total equity of €4,844 million).

The currency translation reserve, cash flow hedging reserve and legal reserve participations are legal reserves that are required by Dutch law. The legal reserve participations include the increases in net asset value of joint ventures and associates since their first inclusion, less any amounts that can be distributed without legal restrictions. The legal reserve participations are included in Other reserves. As at January 1, 2017, the balance of the legal reserve participations was €363 million (January 3, 2016: €225 million and December 28, 2014: €210 million).

If the currency translation reserve or the cash flow hedging reserve has a negative balance, distributions to the Company’s shareholders are restricted to the extent of the negative balance.

21 Loans and credit facilities

The notes in the table below were issued by Ahold Delhaize or one of its subsidiaries, the latter of which are guaranteed by Ahold Delhaize unless otherwise noted. The amortization of the fair-value allocation to the debt acquired through business combinations is allocated to the respective maturity brackets (see Note 4).

	Outstanding			Non-current portion				Non-current portion
	notional		Current				Current
	redemption		portion	Between		Total	portion			Total
	amount January 1,		within	1 and 5	After	January 1,	within	Between	After	January 3,
€ million, unless otherwise stated	2017		1 year	years	5 years	2017	1 year	1 and 5 years	5 years	2016
GBP 500 notes 6.50%, due 2017[1]	GBP	250	292	—	—	292	—	334	—	334
USD 450 notes 6.50%, due 2017[2]	USD	172	168	—	—	168	—	—	—	—

EUR 400 notes 4.25%, due 2018[2]	EUR	400	16	413	—	429	—	—	—	—

USD 300 notes 4.125%, due 2019[2]	USD	130	3	127	—	130	—	—	—	—

USD 94 indebtedness 7.82%, due 2020	USD	28	10	17	—	27	9	26	—	35

EUR 400 notes 3.125%, due 2020[2]	EUR	400	12	426	—	438	—	—	—	—

USD 71 indebtedness 8.62%, due 2025	USD	71	—	21	47	68	—	8	57	65

USD 71 notes 8.05%, due 2027[2]	USD	71	2	8	81	91	—	—	—	—

USD 500 notes 6.875%, due 2029	USD	500	—	—	475	475	—	—	460	460

USD 271 notes 9.00%, due 2031[2]	USD	271	5	23	333	361	—	—	—	—

JPY 33,000 notes LIBOR plus 1.5%, due 2031		—	—	—	—	—	—	—	253	253

USD 827 notes 5.70%, due 2040[2]	USD	827	4	20	935	959	—	—	—	—

Deferred financing costs			—	(2)	(2)	(4)	—	(1)	(2)	(3)
Total notes			512	1,053	1,869	3,434	9	367	768	1,144

Other loans			2	—	3	5	—	1	2	3

Financing obligations[3]			23	115	247	385	22	102	273	397

Mortgages payable[4]			2	15	9	26	—	2	7	9
Total loans			539	1,183	2,128	3,850	31	472	1,050	1,553

1 During 2005, the Company bought back GBP 250 million of the notes. The remaining notional redemption amount of GBP 250 million (€293 million) has been netted with €1 million as per January 1, 2017 (January 3, 2016: €6 million), representing an amount, amortized over the remaining terms of the notes, that relates to a hedging instrument that stopped qualifying for fair-value hedge accounting. The remaining notional amount of the GBP 250 million was swapped to U.S. dollar (see Note 30 for additional information).

2 Acquired through business combinations (refer to Note 4).

3 The weighted average interest rate for the financing obligations amounted to 7.6% in 2016 (2015: 7.6%).

4 Mortgages payable are collateralized by buildings and land. The weighted average interest rate for these mortgages payable amounted to 5.4% in 2016 (2015: 5.6%).

On November 15, 2016, Ahold Delhaize executed a buyback and cancellation of the outstanding principal amount of its JPY33 billion floating rate notes, due May 2031 (“JPY notes”) and the unwinding of the associated yen / euro cross currency interest rate swap for a total consideration of €543 million. Together, the JPY notes and the swap represented a synthetic €299 million long-term liability at an annual interest rate of 7.065% (see Note 30 for additional information related to the JPY cross-currency swap). The buying back of the JPY notes resulted in a one-off finance cost of €243 million, before tax. This cost included a €213 million release from equity to the income statement relating to the unwinding of the swap for which hedge accounting was applied (refer to Note 9). The cost of buying back the JPY notes and unwinding the swap has been funded from available cash.

The fair values of financial instruments, corresponding derivatives, and the foreign exchange and interest rate risk management policies applied by Ahold Delhaize are disclosed in Note 30.

The Company has a Euro Medium Term Note (EMTN) program that had an aggregate of €293 million of outstanding notes as of January 1, 2017. The notes issued under the program include the remaining outstanding balance of GBP 500 million notes, maturing in 2017. The notes issued under the EMTN program contain customary restrictive covenants. During 2016, Ahold Delhaize was in compliance with these covenants.

Credit facilities

Ahold Delhaize has access to a €1.0 billion committed, unsecured, multi-currency and syndicated credit facility that was amended and extended in February 2015, whereby the Company reduced the size of the credit facility from €1.2 billion to €1.0 billion (providing for the issuance of $275 million in letters of credit). At the same time, the facility was extended to 2020 with two potential extensions after 12 and 24 months that would take the facility to 2021 and 2022 respectively. In February 2016, the first extension was successfully agreed with the lenders. In February 2017, the Company requested that the lenders consent to a second extension. The credit facility contains customary covenants and is subject to a financial covenant that requires Ahold Delhaize, in the event that its corporate rating from Standard & Poor’s and Moody’s is lower than BBB / Baa2, respectively, not to exceed a maximum leverage ratio of 4.0:1. During 2016 and 2015, the Company was in compliance with these covenants. As of January 1, 2017, there were no outstanding borrowings under the facility.

As of January 1, 2017, a standby letters of credit facility for a total amount of $226 million (€214 million) was issued and fully drawn to guarantee self-insurance-related obligations.

Ahold Delhaize also has access to a total of €341 million in uncommitted credit facilities to cover working capital requirements, issuance of guarantees and letters of credit, of which €72 million was utilized as of January 1, 2017.

22 Other non-current financial liabilities

€ million	January 1, 2017	January 3, 2016
Finance lease liabilities	1,761	1,290
Cumulative preferred financing shares	497	497
Derivative financial instruments	45	210
Reinsurance liabilities	153	145
Other	71	45
Total other non-current financial liabilities	2,527	2,187

For more information on derivative financial instruments and fair values see Note 30.

The Company recognizes reinsurance liabilities on its balance sheet in connection with a pooling arrangement between unrelated companies (see Note 15).

Other mainly consists of a pre-tax liability for the discounted amount of the remaining settlement liability of $37 million (€35 million), relating to a 2013 agreement with the New England Teamsters and Trucking Industry Pension Fund (NETTI) to settle Stop & Shop’s pension liabilities in the fund, and financial guarantees relating to stores previously sold to BI-LO and Aldi (see Note 34).

Finance lease liabilities

Finance lease liabilities relating to continuing operations are payable as follows:

	January 1, 2017			January 3, 2016
€ million	Future minimum lease payments	Interest portion	Present value of minimum lease payments	Future minimum lease payments	Interest portion	Present value of minimum lease payments
Within one year	318	119	199	209	99	110
Between one and five years	1,083	352	731	790	306	484
After five years	1,370	340	1,030	1,110	304	806
Total	2,771	811	1,960	2,109	709	1,400

Current portion finance lease liabilities (see Note 26)			199			110

Non-current portion finance lease liabilities			1,761			1,290

Finance lease liabilities are principally for buildings. Terms range primarily from 10 to 25 years and include renewal options if it is reasonably certain, at the inception of the leases, that they will be exercised. At the time of entering into a finance lease agreement, the commitment is recorded at its present value using the interest rate implicit in the lease, if this is practicable to determine; if not, the operating company-specific interest rate applicable for long-term borrowings is used. As of January 1, 2017, the finance lease liabilities are recorded at their present value at a weighted average interest rate of 7.1% (January 3, 2016: 7.7%).

Certain store leases provide for contingent additional rentals based on a percentage of sales and consumer price indices. Substantially all of the store leases have renewal options for additional terms. None of Ahold Delhaize’s leases impose restrictions on Ahold Delhaize’s ability to pay dividends, incur additional debt or enter into additional leasing arrangements.

During 2016, interest expense on finance lease liabilities was €111 million (2015: €100 million and 2014: €90 million). Total future minimum sublease income expected to be received under non-cancellable subleases as of January 1, 2017, is €111 million (January 3, 2016: €89 million, adjusted by €22 million from last year’s disclosure of €111 million, and December 28, 2014: €82 million, adjusted by €25 million from last year’s disclosure of €107 million). The total contingent rent expense recognized during the year on finance leases was €1 million expense (2015: €1 million expense and 2014: €2 million income).

Cumulative preferred financing shares

	Number of shares (x 1,000)	€ million
Issued cumulative preferred financing shares (€0.01 par value each)	268,415	3
Authorized cumulative preferred financing shares (€0.01 par value each)	329,000	3

€ million	January 1, 2017	January 3, 2016
Paid-in capital issued cumulative preferred financing shares	3	3
Additional paid-in capital cumulative preferred financing shares	494	494
Balance as of year-end	497	497

The cumulative preferred financing shares were issued in four tranches. Dividends are paid on each preferred financing share at a percentage (financing dividend percentage) that differs per tranche. When a period of 10 years has lapsed after the issue date of a tranche, and every 10 years thereafter (reset date), the financing dividend percentage is reset. The current financing dividend percentage is 1.527% per year for the shares issued in June 1996, 6.08% per year for the shares issued in August 1998, 3.85% per year for the shares issued in October 2000, and 3.35% per year for the shares issued in December 2003. The nominal value plus additional paid-in capital per tranche is €71 million (June 1996 tranche), €46 million (August 1998 tranche), €320 million (October 2000 tranche) and €60 million (December 2003 tranche); in the aggregate €497 million. This amount is presented under “other non-current financial liabilities” in the consolidated balance sheet as these cumulative preferred financing shares are considered debt under IFRS.

The total number of votes that can be exercised by the cumulative preferred financing shares is approximately 75 million. This represents approximately 6% of the total number of votes that can be cast (this total being calculated as the sum of the outstanding cumulative preferred financing shares and the outstanding common shares).

The cumulative preferred financing shares are convertible into common shares. The conversion conditions have been set so as to avoid any transfer of value from the common shares to the cumulative preferred financing shares. The maximum number of common shares to be received upon conversion of all outstanding cumulative preferred financing shares is approximately 90 million. The conversion features are similar for all tranches. Conversion is allowed for all shares in one tranche held by one investor but not for fractions of tranches held by one investor. Upon conversion, the holders of (depositary receipts of) cumulative preferred financing shares will receive a number of common shares that is calculated by dividing the value of the cumulative preferred financing shares on the day before the conversion date by the average share price of Ahold Delhaize common shares on the five trading days preceding the notification date, on the notification date, and on the four trading days following the notification date. The value of the cumulative preferred financing shares will be considered, for this purpose, to be equal to the lower of the nominal value plus the additional paid-in capital of the cumulative preferred financing shares (par value) or to the present value of the remaining preferred dividends until the first reset date plus the present value of the par value at the first reset date.

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

23 Pensions and other post-employment benefits

Defined benefit plans

Ahold Delhaize has a number of defined benefit pension plans covering a substantial number of employees, former employees and retirees in the Netherlands, the United States, Belgium, Greece and Serbia.

In the Netherlands, the Company has a career average plan covering all employees over the age of 21. The plan provides benefits to participants or beneficiaries upon retirement, death or disability. The assets of the plan, which are made up of contributions from Ahold Delhaize and the employees, are managed by Ahold Pensioenfonds, an independent foundation. The contributions are established in a funding agreement between Ahold Delhaize, employee representatives, and Ahold Pensioenfonds every five years based on the funding levels of the plan. The contributions are determined as a percentage of an employee’s pensionable salary.

In the United States, the Company maintains a funded plan covering employees at Ahold USA. This plan is closed to new participants. The plan provides a life annuity benefit based upon final pay to participants or beneficiaries upon retirement, death or disability. The assets of the plan, which are made up of contributions from Ahold Delhaize, are maintained with various trustees. Contributions to the plan are required under the current funding policy if the prior year-end funding ratio falls below 100% as measured using regulatory interest rates without funding relief in order to avoid variable Pension Benefit Guaranty Corporation (PBGC) premiums. In addition, the Company provides additional pension benefits for certain Company executives and life insurance and medical care benefits for certain retired employees meeting age and service requirements at its U.S. subsidiaries, all of which the Company funds as claims are incurred.

In Belgium, the Company sponsors plans for substantially all of its employees. The plans are funded by fixed monthly contributions from both the Company and employees. The contributions are adjusted annually according to the Belgian consumer price index; however, certain employees who were employed before 2005 were able to choose not to participate in the employee contribution part of the plan. The plans assure the employees a lump-sum payment at retirement based on the contributions made, and provide employees with death-in-service benefits. Belgian law prescribes a variable minimum guaranteed rate of return with Belgian 10-year government bonds as the underlying benchmark, and a collar of 1.75% and 3.75%. The Company substantially insures these returns with an external insurance company that receives and manages the contributions to the plans. According to the relevant legislation, a short-fall only needs to be compensated by the employer at the point in time when the employee either retires or leaves the Company. As these plans have defined benefit features (when the return provided by the insurance company can be below the legally required minimum return, in which case the employer has to cover the gap with additional contributions), the Company treats these plans as defined benefit plans.

Additionally in Belgium, the Company maintains a plan covering company executives that provides lump-sum benefits to participants upon death or retirement based on a formula applied to the last annual salary of the participant before his or her retirement or death. The plan is subject to the legal requirement to guarantee a minimum return on the contributions. The assets of the plan, which are made up of the contributions, are managed through a fund that is administered by an independent insurance company, providing a minimum guaranteed return. The plan participant’s contributions are defined in the terms of the plan, while the annual contributions to be paid by the Company are determined based on the funding level of the plan and are calculated based on current salaries, taking into account the legal minimum funding requirement, which is based on the vested reserves to which employees are entitled upon retirement or death. The plan mainly invests in debt securities in order to achieve the required minimum return. The Company bears any risk above the minimum guarantee given by the insurance company. There are no asset ceiling restrictions.

In Greece, the Company operates an unfunded defined benefit post-employment plan. This plan relates to retirement benefits prescribed by Greek law, consisting of lump-sum compensation payable in case of normal retirement or termination of employment. The amount of the indemnity is based on an employee’s monthly earnings and a multiple depending on the length of service and the status of the employee. There is no legal requirement to fund these plans with contributions or other plan assets. Employees participate in the plan once they have completed a minimum service period, generally one year.

In Serbia, the Company has an unfunded defined benefit plan that provides a lump-sum benefit upon retirement of the employee, as prescribed by Serbian law. The benefit is based on a fixed multiple of the higher of the (i) average gross salary of the employee, (ii) average gross salary in the company or (iii) average gross salary in the country, each determined at the time the employee retires. There is no legal requirement to fund these plans with contributions or other plan assets.

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

€ million	2016	2015	2014
Service cost
Current service cost	136	132	104
Past service cost gain	—	—	(68)
Net interest expense	18	14	16
Administrative cost	10	11	9
Termination benefits	1	—	—
Components of defined benefit cost recorded in the income statement	165	157	61

Remeasurements recognized:
Return on plan assets, excluding amounts included in net interest (income) / cost	(306)	228	(698)
(Gain) loss from changes in demographic assumptions	27	(13)	53
(Gain) loss from changes in financial assumptions	473	(186)	650
Experience (gains) losses	(48)	24	20
Components of defined benefit cost recognized in other comprehensive income	146	53	25
Total net defined benefit cost	311	210	86

The changes in the defined benefit obligations and plan assets in 2016 and 2015 were as follows:

	The Netherlands		United States		Rest of world		Total
€ million	2016	2015	2016	2015	2016	2015	2016	2015
Defined benefit obligations
Beginning of the year	4,094	4,027	1,375	1,308	—	—	5,469	5,335
Acquisitions through business combinations	—	—	67	—	297	—	364	—
Current service cost	107	108	21	24	8	—	136	132
Interest expense	100	94	66	61	2	—	168	155
Termination benefits	—	—	—	—	1	—	1	—
Contributions by plan participants	23	19	—	—	—	—	23	19
Benefits paid	(84)	(82)	(77)	(72)	(14)	—	(175)	(154)
(Gain) loss from changes in demographic assumptions	27	(12)	—	(1)	—	—	27	(13)
(Gain) loss from changes in financial assumptions	405	(78)	94	(108)	(26)	—	473	(186)
Experience (gains) losses	(36)	18	(13)	6	1	—	(48)	24
Exchange rate differences	—	—	59	157	—	—	59	157
End of the year	4,636	4,094	1,592	1,375	269	—	6,497	5,469

Plan assets
Fair value of assets, beginning of the year	3,977	3,993	1,103	1,057	—	—	5,080	5,050
Acquisitions through business combinations	—	—	—	—	214	—	214	—
Interest income	96	92	53	49	1	—	150	141
Company contribution	114	113	90	24	8	—	212	137
Contributions by plan participants	23	19	—	—	—	—	23	19
Benefits paid	(84)	(82)	(77)	(72)	(14)	—	(175)	(154)
Administrative cost	(8)	(8)	(2)	(3)	—	—	(10)	(11)
Return on plan assets, excluding amounts included in net interest (income) expense	313	(150)	3	(78)	(10)	—	306	(228)
Exchange rate differences	—	—	38	126	—	—	38	126
Fair value of assets, end of the year	4,431	3,977	1,208	1,103	199	—	5,838	5,080

Funded status	(205)	(117)	(384)	(272)	(70)	—	(659)	(389)

The total defined benefit obligation of €6,497 million as of January 1, 2017, includes €210 million related to plans that are wholly unfunded. These plans include pension plans in Greece and Serbia and other benefits (such as life insurance and medical care) and supplemental executive retirement plans in the United States.

During 2016, Ahold Delhaize changed its policy of accounting for employee contributions to its defined benefit plan in the Netherlands. Previously, employee contributions were attributed to the periods of future service when measuring the defined benefit obligation; now they are considered to be a reduction of service costs in the period in which the related service is rendered. This change in policy increased the funded status of the plan by €28 million, which has been recognized in Other comprehensive income.

During 2014, Ahold Delhaize amended its defined benefit pension plan in the Netherlands. The plan amendments included, among other changes, raising the retirement age to 67, introducing a maximum pensionable salary limit of €96,542, lowering the pensionable salary threshold by €1,000 and declaring that future pension increases for active participants will now be based on the price inflation instead of salary increases. The effect of all amendments was a net past service cost gain in the income statement of €59 million.

During 2014, Ahold Delhaize amended a defined benefit plan in the United States that provides medical and prescription drug benefits to retirees. The plan amendment was to convert the plan from a self-insured plan to a fully insured employer group waiver program and to change employer subsidies. The effect of the amendment was a past service cost gain in the income statement of $12 million (€9 million).

Cash contributions

From 2016 to 2017, Company contributions are expected to increase from €114 million in the Netherlands to €116 million, decrease from $100 million (€90 million) to $60 million (€57 million) for all defined benefit plans in the United States, and increase from €8 million to €14 million for all plans in the rest of the world.

Under the financing agreement with the Dutch pension fund, contributions are made as a percentage of employees’ salaries and shared between Ahold Delhaize and the employees. The agreement also allows for a reduction in premiums if certain funding conditions are met. In addition, Ahold Delhaize can be required to contribute a maximum amount of €150 million over a five-year period if the funding ratio is below 105%. At year end 2016, the plan’s funding ratio was 104%. Following an analysis of various remediation alternatives, the Company has offered an additional funding in the amount of €29 million to be made to the Dutch pension fund in 2017.

The Ahold USA pension plan’s funding ratio at year-end 2016 was 116%, measured using regulatory interest rates allowed by the U.S. government as part of funding relief, which are higher than otherwise would be allowed. Under the current funding policy, a $35 million (€33 million) contribution is expected to be made to the Ahold USA pension plan in 2017.

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

	The Netherlands		United States		Rest of world
Percent	2016	2015	2016	2015	2016	2015
Discount rate	1.9	2.4	4.3	4.9	1.8	N/A
Future salary increases	3.5	3.6	4.5	4.5	2.9	N/A
Future pension increases	0.7	0.8	0.0	0.0	0.0	N/A

Assumptions regarding longevity are based on published statistics and mortality tables. These assumptions translate into an average life expectancy in years for a pensioner retiring at age 65:

	The Netherlands		United States		Rest of world
Years	2016	2015	2016	2015	2016	2015
Longevity at age 65 for current pensioners
Male	21.2	21.0	20.2	20.1	N/A	N/A
Female	23.8	23.4	22.9	22.8	N/A	N/A
Longevity at age 65 for current members aged 50
Male	23.0	22.8	21.1	21.0	N/A	N/A
Female	25.6	25.1	23.7	23.7	N/A	N/A

The following table summarizes how the effect on the defined benefit obligations at the end of the reporting period would have increased (decreased) as a result of a 0.5% change in the respective assumptions.

€ million	The Netherlands	United States	Rest of world	Total
Discount rate
0.5% increase	(524)	(93)	(20)	(637)
0.5% decrease	622	104	23	749
Future salary increases
0.5% increase	78	8	10	96
0.5% decrease	(74)	(7)	(9)	(90)
Future pension increases
0.5% increase	574	N/A	N/A	574
0.5% decrease	(490)	N/A	N/A	(490)
Life expectancy
1 year increase at age 65	156	49	1	206

The above sensitivity analyses have been based on a change in each respective assumption while holding all other assumptions constant. In reality, one might expect interrelationships between the assumptions, especially between discount rate and future salary increases as both depend to a certain extent on expected inflation rates. The methods and types of assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

Plan assets

The pension plan asset allocation differs per plan. On a weighted average basis, the allocation of plan assets was as follows:

€ million	The Netherlands		United States		Rest of world
	2016	2015	2016	2015	2016	2015
Equity instruments:
Consumer goods	196	211	32	47	—	—
Financial services	214	236	60	68	—	—
Telecommunications and information	90	94	68	72	—	—
Energy and utilities	62	55	22	23	—	—
Industry	101	90	21	32	—	—
Other	5	4	51	51	—	—
Debt instruments:
Government	1,177	1,051	152	140	—	—
Corporate bonds (investment grade)	1,238	1,276	344	185	—	—
Corporate bonds (non-investment grade)	13	13	44	41	—	—
Other	—	—	—	60	—	—
Real estate:
Retail	20	24	—	—	—	—
Offices	18	40	—	—	—	—
Residential	11	15	—	—	—	—
Other	—	—	48	42	—	—
Investment funds	917	665	341	331	—	—
Derivatives:
Interest rate swaps	9	96	—	—	—	—
Forward foreign exchange contracts	(37)	(15)	—	—	—	—
Cash and cash equivalents	403	131	25	11	—	—
Other	(6)	(9)	—	—	199	—
Total	4,431	3,977	1,208	1,103	199	—

Virtually all equity and debt instruments have quoted prices in active markets. Derivatives can be classified as level 2 instruments, and real estate and some investment funds as level 3 instruments based on the definitions in IFRS 13, “Fair Value Measurement.” It is the policy of the Dutch pension plan to use interest rate swaps to hedge its exposure to interest rate risk. Foreign currency exposures are hedged by the use of forward foreign exchange contracts. The other instruments in the rest of the world represent funds administered by independent insurance companies, providing a minimum guaranteed return.

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

In the United States, the plan assets are managed by outside investment managers and rebalanced periodically. The committees for the various U.S. plans establish investment policies and strategies and regularly monitor the performance of the assets, including the selection of investment managers, setting long-term strategic targets and monitoring asset allocations. Target allocation ranges are guidelines, not limitations, subject to variation from time to time or as circumstances warrant. Occasionally, the committees may approve allocations above or below a target range. Pension plan assets are invested in a trust intended to comply with the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and applicable fiduciary standards. The long-term investment objective for the plan’s assets is to maintain an acceptable funding ratio of the plan’s assets and liabilities without undue exposure to risk. Currently, the strategic targets are: 35% equity securities, 55% debt securities and 10% other investments.

In 2016, the Dutch plan had €1.2 million of plan assets invested in Ahold Delhaize’s financial instruments (2015: €0.8 million). In 2016 or 2015, the U.S. plans did not have any plan assets invested in Ahold Delhaize financial instruments.

The actual return on plan assets in 2016 was 10.7% for the Dutch plan (2015: negative 1.3%) and 6.1% for the Ahold USA pension plan (2015: negative 2.7%).

Benefit maturities

The weighted average duration of the defined benefit obligations of the plans in the Netherlands, U.S., and the rest of world are 25.6, 13.5, and 16.5 years, respectively.

The expected schedule of benefit payments for the plans are as follows.

€ million	The Netherlands	United States	Rest of world	Total
Amount due within one year	84	86	3	173
Amount due between two and five years	343	351	31	725
Amount due between six and ten years	525	486	51	1,062

Defined contribution plans

The Company operates defined contribution plans in the Netherlands, United States, Belgium, Greece and the Czech Republic. As mentioned above, the defined contribution plans in Belgium are accounted for as defined benefit plans due to the guaranteed return elements of the plans. The largest defined contribution plans exist in the United States, where the Company sponsors profit-sharing retirement plans that include a 401(k) feature that permits participating employees to make elective deferrals of their compensation and requires the Company to make matching contributions.

During 2016, 2015 and 2014, the Company contributed €63 million, €37 million and €33 million, respectively, to its defined contribution plans. These contributions were recognized as an expense in the income statement and related entirely to continuing operations in 2016, 2015 and 2014.

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

Most of these plans are defined contribution plans. All plans that are defined benefit plans, on the basis of the terms of the benefits provided, are accounted for as defined contribution plans because there is insufficient information available to account for these plans as defined benefit plans. These plans are generally flat dollar benefit plans. Ahold Delhaize is only one of several employers participating in each of these plans and there is no reliable basis to accurately determine Ahold Delhaize’s share of plan obligations and assets following defined benefit accounting principles. Furthermore, the financial statements of the multi-employer plans are drawn up on the basis of other accounting policies than those applied by Ahold Delhaize. Consequently, these multi-employer plans are not included in the Company’s balance sheet.

The risks of participating in multi-employer plans are different from the risks of single employer plans. Ahold Delhaize’s contributions may be used to provide benefits to employees of other participating employers. Ahold Delhaize may become obligated for a plan’s unfunded obligations if other participating employers cease to participate in the plan. Similarly, if a number of employers cease to have employees participating in the plan, Ahold Delhaize could be responsible for an increased share of the plan’s deficit. If Ahold Delhaize withdraws from a plan, it may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Defined benefit plans

Ahold Delhaize participates in 11 multi-employer pension plans that are defined benefit plans on the basis of the terms of the benefits provided. The following table presents the Company’s estimate of its proportionate share of each plan’s deficit or surplus. Ahold Delhaize’s participation is the relative amount of its contributions during the year in relation to the total amount of contributions made to the plan. The estimate of the Company’s net proportionate share of the plans’ deficits is based on the latest available information received from these plans, such as the plans’ measurement of plan assets and the use of discount rates between 6.5% and 8.0%. The information received has been updated for market trends and conditions through the end of 2016, and does not represent Ahold Delhaize’s direct obligation. While this is our best estimate, based upon information available to us, it is imprecise and not necessarily reliable.

		January 1, 2017				January 3, 2016
€ million, except Ahold Delhaize’s participation percentages	Date of latest information	Annual contributions	Plan deficit	Ahold Delhaize’s participation	Ahold Delhaize’s proportionate share of deficit / (surplus)	Annual contributions	Plan deficit / (surplus)	Ahold Delhaize’s participation	Ahold Delhaize’s proportionate share of deficit / (surplus)
FELRA & UFCW Food Pension Fund	Jan. 1, 2015	22	1,149	58.3%	669	27	1,080	60.4%	652
Mid-Atlantic UFCW & Participating Employers Pension Fund	Jan. 1, 2015	11	1	61.1%	1	7	3	63.3%	2
New England Teamsters & Trucking Industry Pension	Oct. 1, 2015	6	–	2.9%	–	6	–	3.1%	–
UFCW Local 1262 & Employers Pension Fund	Jan. 1, 2015	7	140	23.1%	32	7	206	19.4%	40
United Food & Commercial Workers International Union – Industry Pension Fund	July 1, 2015	19	17	21.7%	4	19	(201)	22.1%	(44)
UFCW Local 1500 Pension Plan	Jan. 1, 2016	10	172	30.5%	52	8	171	27.1%	46
Warehouse Employees’ Union Local 730 Pension Trust Fund	Jan. 1, 2015	3	113	82.6%	93	3	110	83.5%	92
Other plans	Jan. 1, 2016	5	7,321	0.9%	14	7	6,477	0.8%	16
Total		83	8,913		865	84	7,846		804

During 2015, Stop & Shop reached an agreement with UFCW Local #338 whereby Stop & Shop was allowed to withdraw from the pension plan. The withdrawal occurred in September and resulted in a $12 million (€11 million) withdrawal liability. The settlement of the liability will be made in installments, with $6 million paid at the time of withdrawal and the second and third installments, of $3 million each, paid in May and October of 2016.

If the underfunded liabilities of the multi-employer pension plans are not reduced, either by improved market conditions or collective bargaining changes, increased future payments by the Company and the other participating employers may result. However, all future increases will be subject to the collective bargaining process. In 2017, the Company expects its contributions to increase to €88 million. Moreover, if the Company were to exit certain markets or otherwise cease making contributions to these funds, the Company could trigger a substantial withdrawal liability. Any adjustment for withdrawal liability will be recorded when it is probable that a liability exists and the amount can be reasonably estimated. Except for the UFCW Local #338 withdrawal liability payment mentioned above, no other withdrawal payments were incurred or included in the 2016 and 2015 contributions disclosed above. Ahold Delhaize’s risk of increased contributions and withdrawal liabilities may be greater if any of the participating employers in an underfunded multi-employer plan withdraw from the plan or, due to insolvency, are not able to contribute an amount sufficient to fund the underfunded liabilities associated with their participants in the plan.

Defined contribution plans

Ahold Delhaize also participates in 41 multi-employer plans that are defined contribution plans on the basis of the terms of the benefits provided. The majority of these plans provide health and welfare benefits. The Company contributed €276 million, €270 million and €228 million to multi-employer defined contribution plans during 2016, 2015 and 2014, respectively. These contributions are recognized as an expense in the consolidated income statement and related entirely to continuing operations in 2016, 2015 and 2014. These plans vary significantly in size, with contributions to the three largest plans representing 53% of total contributions.

24 Provisions

The table below specifies the changes in total provisions (current and non-current):

€ million	Self- insurance program	Loyalty programs	Claims and legal disputes	Severance and termination benefits[1]	Onerous contracts[1]	Other	Total
As of January 3, 2016
Current portion	172	14	9	26	23	4	248
Non-current portion	500	24	2	3	66	44	639
Carrying amount	672	38	11	29	89	48	887

Year ended January 1, 2017
Additions charged to income	224	16	5	50	11	11	317
Acquisitions through business combinations	169	—	75	67	86	28	425
Used during the year	(206)	(21)	(8)	(60)	(37)	(2)	(334)
Released to income	(11)	(2)	(4)	(6)	(13)	(2)	(38)
Interest accretion	10	—	1	—	5	—	16
Effect of changes in discount rates	(3)	—	—	—	(1)	—	(4)
Other movements	—	—	—	3	—	1	4
Exchange rate differences	30	—	1	2	6	2	41
Closing carrying amount	885	31	81	85	146	86	1,314

As of January 1, 2017
Current portion	261	15	3	51	32	21	383
Non-current portion	624	16	78	34	114	65	931

1 Balances for the prior year have been adjusted as a result of the change in presentation of unfavorable lease-related liabilities recognized upon an acquisition. Historically these liabilities have been presented as onerous contract provisions, however, because these liabilities do not have uncertainty with respect to amount and timing, they are now being presented as other liabilities (see Notes 3 and 25).

Maturities of total provisions as of January 1, 2017, are as follows:

€ million	Self- insurance program	Loyalty programs	Claims and legal disputes	Severance and termination benefits	Onerous contracts	Other	Total
Amount due within one year	261	15	3	51	32	21	383
Amount due between one and five years	419	16	48	29	67	27	606
Amount due after five years	205	—	30	5	47	38	325
Total	885	31	81	85	146	86	1,314

Self-insurance program

Ahold Delhaize is self-insured for certain potential losses, mainly relating to general liability, vehicle liability, workers’ compensation and property losses relating to its subsidiaries. The maximum self-insurance retention per occurrence, including defense costs, is $3 million (€3 million) for general liability, $5 million (€5 million) for commercial vehicle liability, $5 million (€5 million) for workers’ compensation, and $17.5 million (€17 million) for property losses. Ahold Delhaize purchased a stop-loss coverage of $50 million (€48 million) for property losses to limit the aggregate exposure for named windstorms through June 1, 2017. A portion of this risk is reinsured to third parties, see Note 15.

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

Severance and termination benefits

This provision relates to payments to employees whose employment with the Company has ended, either as part of a restructuring or a voluntary separation plan. The current year additions to the provision relate mainly to benefits offered to employees affected by the anticipated exit of the Richmond Virginia market and the reorganization of warehousing activities within Ahold USA, as well as the elimination of positions within the Global Support Office as a result of the merger.

Onerous contracts

Onerous contract provisions relate to unfavorable contracts where the unavoidable costs of meeting the obligations under the contracts exceed the benefits expected to be received.

Other

Other provisions include long-term incentives, jubilee payments, asset retirement obligations, provisions for environmental risks, and supplemental medical benefits.

25 Other non-current liabilities

€ million	January 1, 2017	January 3, 2016
Step rent accruals	295	276
Unfavorable lease obligations	239	92
Deferred income	20	25
Other	24	17
Total other non-current liabilities	578	410

Step rent accruals relate to the equalization of rent payments from lease contracts with scheduled fixed rent increases throughout the life of the contract.

Unfavorable lease obligations are recognized as part of a business combination and represent the present value of the excess of contracted rent payments over the market rents as measured on the date of the acquisition. The obligation is released to rent expense on a straight-line basis over the remaining term of the lease. Historically these liabilities have been presented as onerous contract provisions, however, because these liabilities do not have uncertainty with respect to amount and timing, they are now being presented as other liabilities (see Notes 3 and 24).

Deferred income predominantly represents the non-current portions of deferred income on vendor allowances and deferred gains on sale and leaseback transactions.

26 Other current financial liabilities

€ million	January 1, 2017	January 3, 2016
Finance lease liabilities – current portion (see Note 22)	199	110
Interest payable	59	29
Short-term borrowings	57	52
Bank overdrafts	1,196	—
Dividend cumulative preferred financing shares	20	22
Reinsurance liabilities – current portion (see Note 15)	81	76
Loans – current portion (see Note 21)	539	31
Derivative financial instruments	18	—
Other	9	10
Total other current financial liabilities	2,178	330

Other in 2015 mainly includes multi-employer union pension withdrawal liabilities.

Bank overdrafts includes an amount of €1,184 million which relates to the overdraft position of a notional cash pooling arrangement. This bank overdraft is fully offset by an identical amount included under Cash and cash equivalents (refer to Note 19 and Note 30).

27 Other current liabilities

€ million	January 1, 2017	January 3, 2016
Accrued expenses	1,169	770
Compensated absences	494	297
Payroll taxes, social security and VAT	469	251
Deferred income	36	138
Gift card and deposit liabilities	136	104
Other	47	25
Total other current liabilities	2,351	1,585

The deferred income balance as of January 3, 2016, includes the unearned portion of premiums billed on January 1, 2016, related to the Company’s reinsurance treaty.

Other mainly includes the current portion of unfavorable lease obligations and step rent accruals.

28 Cash flow

The following table presents the reconciliation between the cash and cash equivalents as presented in the statement of cash flows and as presented on the balance sheet:

€ million	January 1, 2017	January 3, 2016	December 28, 2014
Cash and cash equivalents as presented in the statement of cash flows	3,990	1,819	1,615
Restricted cash	42	7	9
Cash and cash equivalents as presented on the balance sheet	4,032	1,826	1,624

The following table presents additional cash flow information:

€ million	2016	2015	2014
Non-cash investing activities
Accounts payable at year-end related to purchased non-current assets	240	119	88
Assets acquired under finance leases from continuing operations	71	55	18

Non-cash financing activities
Finance lease liabilities originated from continuing operations	(71)	(55)	(18)

Acquisition of businesses (see Note 4)
Total purchase consideration	(10,811)	(150)	(210)
Ordinary shares issued	10,761	—	—
Replacement awards issued	4	—	—
Cash acquired	2,251	—	18
Consideration payable	—	—	2
Acquisition of businesses, net of cash acquired	2,205	(150)	(190)

Divestments of businesses
U.S. Foodservice[1]	—	—	(248)
Proceeds from divestment of Slovakia	—	—	(34)
Proceeds from divestment of stores in the Netherlands	—	6	—
Net cash flows related to BI-LO / Bruno’s	(4)	(6)	(4)
Divestment of businesses	(4)	—	(286)
Cash divested	—	—	(5)
Divestment of businesses, net of cash divested	(4)	—	(291)

Reconciliation between results on divestments of discontinued operations and cash (paid) received
Result on divestments of discontinued operations before income taxes	—	3	(222)
Net assets (liabilities) divested	—	6	(21)
Changes in accounts receivable / payable and provisions – net	(4)	(9)	(43)
Divestment of businesses	(4)	—	(286)
Cash divested	—	—	(5)
Divestment of businesses, net of cash divested	(4)	—	(291)

1 The cash flows from U.S. Foodservice in 2014 include settlement of Waterbury litigation of €241 million and legal fees of €7 million.

29 Earnings per share

The calculation of basic and diluted net income per share attributable to common shareholders is based on the following data:

	2016	2015	2014
Earnings (€ million)
Net income attributable to common shareholders for the purposes of basic earnings per share	830	852	594
Effect of dilutive potential common shares – reversal of preferred dividend[1]	—	23	22
Net income attributable to common shareholders for the purposes of diluted earnings per share	830	875	616

Number of shares (in millions)
Weighted average number of common shares for the purposes of basic earnings per share	1,022	820	879
Effect of dilutive potential common shares:
Share options and conditional shares	9	12	11
Cumulative preferred financing shares[1]	—	25	34
Weighted average number of common shares for the purposes of diluted earnings per share	1,031	857	924

1 In 2016 the effect of the preferred financing shares is anti-dilutive. The preferred dividend in 2016 is €21 million and the number of cumulative preferred financing shares outstanding is 25 million.

The calculation of the basic and diluted income from continuing operations per share attributable to common shareholders is based on the same number of shares as detailed above and the following earnings data:

€ million	2016	2015	2014
Income from continuing operations	830	849	791
Non-controlling interests	—	(1)	—
Income from continuing operations, attributable to common shareholders for the purposes of basic earnings per share	830	850	791
Effect of dilutive potential common shares – reversal of preferred dividend[1]	—	23	22
Income from continuing operations, attributable to common shareholders for the purposes of diluted earnings per share	830	873	813

1 In 2016 the effect of the preferred financing shares is anti-dilutive. The preferred dividend in 2016 is €21 million and the number of cumulative preferred financing shares outstanding is 25 million.

Basic and diluted income per share from discontinued operations attributable to common shareholders amounted both to nil (2015: both nil and 2014: negative €0.22 basic and negative €0.21 diluted). They are based on the income from discontinued operations attributable to common shareholders of nil (2015: income of €2 million and 2014: loss €197 million) and the denominators detailed above.

30 Financial risk management and financial instruments

Financial risk management

The Treasury function provides a centralized service to the Company for funding, foreign exchange, interest rate, liquidity and counterparty risk management. Treasury operates within a framework of policies and procedures that is reviewed regularly. The Treasury function does not operate as a profit center and manages the financial risks that arise in relation to underlying business needs. Ahold Delhaize’s Management Board has overall responsibility for the establishment and oversight of the Treasury risk management framework. Ahold Delhaize’s management reviews material changes to Treasury policies and receives information related to Treasury activities.

In accordance with its Treasury policies, Ahold Delhaize uses derivative instruments solely for the purpose of hedging exposures. These exposures are mainly connected with the interest rate and currency risks arising from the Company’s operations and its sources of finance. Ahold Delhaize does not enter into derivative financial instruments for speculative purposes. The transaction of derivative instruments is restricted to Treasury personnel only and Ahold Delhaize’s Internal Control department reviews the Treasury internal control environment regularly.

Relationships with credit rating agencies and monitoring of key credit ratios are also managed by the Treasury department.

Currency risk

Ahold Delhaize operates internationally and is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the U.S. dollar. Since Ahold Delhaize’s subsidiaries primarily purchase and sell in local currencies, the Company’s exposure to exchange rate movements in its commercial operations is naturally limited. The Company is subject to foreign currency exchange risks due to exchange rate movements in connection with the translation of its foreign subsidiaries’ income, assets and liabilities into euros for inclusion in its consolidated financial statements. Translation risk related to Ahold Delhaize’s foreign subsidiaries, joint ventures and associates is not actively hedged; however, the Company aims to minimize this exposure by funding its foreign operations in their functional currency, wherever feasible.

To protect the value of future foreign currency cash flows, including loan and interest payments, lease payments, dividends and firm purchase commitments, and the value of assets and liabilities denominated in foreign currency, Ahold Delhaize seeks to mitigate its foreign currency exchange exposure by borrowing in local currency and entering into various financial instruments, including forward contracts and currency swaps. It is Ahold Delhaize’s policy to cover foreign exchange transaction exposure in relation to existing assets, liabilities and firm purchase commitments.

Foreign currency sensitivity analysis

Assuming the euro had strengthened (weakened) by 10% against the U.S. dollar compared to the actual 2016 rate, with all other variables held constant, the hypothetical result on income before income taxes would have been a decrease (increase) of nil (2015: €6 million), as a result of foreign exchange losses on the translation of U.S. dollar-denominated cash and cash equivalents.

Interest rate risk

Ahold Delhaize’s outstanding debt position is exposed to changes in interest rates. To manage interest rate risk, Ahold Delhaize has an interest rate management policy aimed at reducing volatility in its interest expense and maintaining a target percentage of its debt in fixed rate instruments. As of January 1, 2017, after taking into account the effect of interest rate swaps and cross-currency swaps, the entirety of Ahold Delhaize’s long-term debt was at fixed rates of interest (2015: 99%).

Interest rate sensitivity analysis

The total interest expense recognized in the 2016 income statement related to the variable rates of long-term debt, net of swaps, amounted to €2 million (2015: €3 million). An increase (decrease) in market interest rates by 25 basis points, with all other variables (including foreign exchange rates) held constant, would have resulted in a loss (gain) of nil (2015: nil). In addition, a similar increase (decrease) in market interest rates would have resulted in a fair-value gain of €1 million or a loss of nil, respectively (2015: a loss of nil or a gain of €2 million, respectively) on derivative hedges that do not qualify for hedge accounting.

The total interest income recognized in the 2016 income statement amounted to €15 million (2015: €5 million), mainly related to variable rate money market fund investments and deposits. The Company estimates that with a possible increase (decrease) of euro and U.S. dollar market interest rates of 25 basis points with all other variables (including foreign exchange rates) held constant, this would have resulted in a gain of €5 million or a loss of €5 million, respectively (2015: gain of €4 million or a loss of €4 million).

The above sensitivity analyses are for illustrative purposes only as, in practice, market rates rarely change in isolation from other factors that also affect Ahold Delhaize’s financial position and results.

Credit risk

Ahold Delhaize has no significant concentrations of credit risk. Sales to retail customers are made in cash, checks and debit cards, or via major credit cards. Sales to franchisees are done on credit. The concentration of credit risk with respect to receivables is limited, as the Company’s customer base and vendor base are large and unrelated. As a result, management believes there is no further credit risk provision required in excess of the normal individual and collective impairment, based on an aging analysis performed as of January 1, 2017. For further discussion on Ahold Delhaize’s receivables, see Notes 15 and 17.

Financial transactions are predominantly entered into with investment grade financial institutions. The Company requires a minimum short-term rating of A1/P1 and a minimum long-term rating of A3/A- for its deposit and investment products. The Company may deviate from this requirement from time to time for operational reasons. With respect to credit risk, derivative contracts with counterparties are entered into primarily under the standard terms and conditions of the International Swap and Derivatives Association(ISDA). Ahold Delhaize has policies that limit the amount of counterparty credit exposure to any single financial institution or investment vehicle and actively monitors these exposures.

Counterparty risk is measured by adding nominal value of cash, short-term deposits and marketable securities, and the mark-to-market of derivative instruments, netted with the collateral posted, if any. As a result, the highest exposure to a single financial counterparty on January 1, 2017, amounted to €299 million (January 3, 2016: €338 million).

Offsetting of financial instruments

The Group has several financial assets and financial liabilities that are subject to offsetting or enforceable master netting arrangements and similar agreements.

Cash pool

The Company has implemented a cash pool system, allowing a more efficient management of the daily working capital needs of the participating operating entities. The settlement mechanism of the cash pool is provided by an external financial counterparty. The cash pool system provides that the Company is exposed to a single net amount with that financial counterparty rather than the gross amount of several current accounts and bank overdraft balances with multiple financial counterparties. From an operational perspective the balances in the cash pool are netted. However, in accordance with the guidance of IAS 32 regarding the offsetting of debit and credit balances for financial reporting purposes, these balances have to be presented on a gross basis on the balance sheet (see Notes 19 and 26).

ISDA Master Agreements for Derivatives

The Company has several ISDA agreements in connection with its derivative transactions. In general, under such agreements the amounts owed by each counterparty on a single day in respect of all outstanding transactions in the same currency are aggregated into a single net amount that is payable by one party to the other.

Under certain circumstances, e.g., when a credit event such as default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is payable in settlement of all transactions.

The ISDA agreements do not meet the criteria for offsetting in the balance sheet. This is because the Company does not currently have a legally enforceable right to offset recognized amounts, because the right to offset is enforceable only on the occurrence of a future event such as a default. ISDAs are considered to be master netting arrangements for IFRS 7 disclosure purposes.

The following table shows the maximum exposure of the Company’s financial assets and financial liabilities that are subject to offset or enforceable master netting arrangements and similar agreements.

€ million				Amounts not offset in the balance sheet but subject to master netting arrangements (or similar)
	Gross amounts in the balance sheet	Financial instruments that are offset in the balance sheet	Net amounts presented in the balance sheet	Financial assets/liabilities	Cash collateral received/pledged	Net exposure
Assets
Derivative financial assets	299	—	299	—	—	299
Cash and cash equivalents	1,218	—	1,218	—	1,184	34
Total	1,517	—	1,517	—	1,184	333

Liabilities
Derivative financial liabilities	63	—	63	—	17	46
Bank overdrafts	1,184	—	1,184	—	1,184	—
Total	1,247	—	1,247	—	1,201	46

Liquidity risk

Ahold Delhaize views available cash balances and funds from operating activities as its primary sources of liquidity, complemented with access to external sources of funds when deemed to be required. Ahold Delhaize manages short-term liquidity based on projected cash flows. As of January 1, 2017, the Company’s liquidity position primarily consisted of €3,133 million of cash (including short-term deposits and similar instruments and current portion of assets available-for-sale, adjusted for cash held under a notional cash pooling arrangement), and the fully undrawn €1 billion revolving credit facility.

Based on the current operating performance and liquidity position, the Company believes that cash provided by operating activities and available cash balances will be sufficient for working capital, capital expenditures, interest payments, dividends and scheduled debt repayment requirements for the next 12 months and the foreseeable future.

The following tables summarize the expected maturity profile of the Company’s financial liabilities (including derivatives) as of January 1, 2017, and January 3, 2016, respectively, based on contractual undiscounted payments.

All financial liabilities held at the reporting date, for which payments are already contractually agreed, have been included. Amounts in foreign currency have been translated using the reporting date closing rate. Cash flows arising from financial instruments carrying variable interest payments have been calculated using the forward curve interest rates as of January 1, 2017, and January 3, 2016, respectively. Refer to Note 34 for the liquidity risk related to guarantees.

Year ended January 1, 2017

		Contractual cash flows

€ million	Net carrying amount	Within 1 year	Between 1 and 5 years	After 5 years	Total

Non-derivative financial liabilities
Notes	(3,434)	(640)	(1,471)	(2,986)	(5,097)
Other loans	(5)	(2)	—	(3)	(5)
Financing obligations	(385)	(51)	(191)	(180)	(422)
Mortgages payable	(26)	(3)	(19)	(12)	(34)
Finance lease liabilities	(1,960)	(318)	(1,083)	(1,370)	(2,771)
Cumulative preferred financing shares[1]	(497)	(19)	(64)	(12)	(95)

Accounts payable	(5,389)	(5,389)	—	—	(5,389)
Short-term borrowings	(1,253)	(1,253)	—	—	(1,253)
Reinsurance liabilities	(234)	(84)	(135)	(23)	(242)
Other	(89)	(14)	(7)	(56)	(77)

Derivative financial liabilities
Cross-currency swaps and foreign currency derivatives	(63)	(26)	(19)	(62)	(107)

1  Cumulative preferred financing shares have no maturity. For the purpose of the table above, the future dividend cash flows were calculated until the coupon reset date of each of the four share-series (2018, 2020, 2023 and 2026). No liability redemption was assumed. Actual cash flows may differ, see Note 22.

Year ended January 3, 2016

		Contractual cash flows

€ million	Net carrying amount	Within 1 year	Between 1 and 5 years	After 5 years	Total

Non-derivative financial liabilities
Notes	(1,144)	(75)	(565)	(1,119)	(1,759)
Other loans	(3)	—	(2)	(2)	(4)
Financing obligations	(397)	(52)	(194)	(217)	(463)
Mortgages payable	(9)	(1)	(4)	(7)	(12)
Finance lease liabilities	(1,400)	(209)	(790)	(1,110)	(2,109)
Cumulative preferred financing shares[1]	(497)	(22)	(66)	(18)	(106)

Accounts payable	(2,800)	(2,800)	—	—	(2,800)
Short-term borrowings	(52)	(52)	—	—	(52)
Reinsurance liabilities	(221)	(78)	(128)	(22)	(228)
Other	(61)	(16)	(7)	(56)	(79)

Derivative financial liabilities
Cross-currency swaps and foreign currency derivatives	(210)	(18)	(69)	(202)	(289)

1  Cumulative preferred financing shares have no maturity. For the purpose of the table above, the future dividend cash flows were calculated until the coupon reset date of each of the four share-series (2016, 2018, 2020 and 2023). No liability redemption was assumed.

Credit ratings

Maintaining investment grade credit ratings is a cornerstone of Ahold Delhaize’s strategy because such ratings serve to lower the cost of funds and facilitate access to a variety of lenders and markets. Ahold Delhaize’s current credit ratings from the solicited rating agencies are as follows:

• Standard & Poor’s: corporate credit rating BBB, with a stable outlook as of June 2009 (previous rating BBB- assigned in 2007).

• Moody’s: issuer credit rating Baa2 as of August 2015 (previous rating Baa3 assigned in 2007). The outlook was revised from stable to positive in August 2016.

Capital risk management

The Company’s primary objective in terms of managing capital is the optimization of its debt and equity balances in order to sustain the future development of the business, maintain a solid investment grade credit rating and maximize shareholder value.

Ahold Delhaize may balance its overall capital structure in a number of ways, including through the payment of dividends, capital repayment, new share issues and share buybacks as well as the issuance of new debt or the redemption of existing debt.

Financial instruments

Fair values of financial instruments

The following table presents the fair values of financial instruments, based on Ahold Delhaize’s categories of financial instruments, including current portions, compared to the carrying amounts at which these instruments are included on the balance sheet:

	January 1, 2017		January 3, 2016

€ million	Carrying amount	Fair value	Carrying amount	Fair value

Loans receivable	66	75	42	49
Trade and other (non-)current receivables	1,600	1,600	832	832
Reinsurance assets	220	220	203	203

Total loans and receivables	1,886	1,895	1,077	1,084
Cash and cash equivalents	4,032	4,032	1,826	1,826
Short-term deposits and similar instruments	110	110	528	528
Derivatives	299	299	338	338
Available-for-sale	186	186	6	6

Total financial assets	6,513	6,522	3,775	3,782

Notes	(3,434)	(3,442)	(1,144)	(1,359)
Other loans	(5)	(5)	(3)	(3)
Financing obligations	(385)	(366)	(397)	(395)
Mortgages payable	(26)	(29)	(9)	(10)
Finance lease liabilities	(1,960)	(2,396)	(1,400)	(1,798)
Cumulative preferred financing shares	(497)	(549)	(497)	(554)
Dividend cumulative preferred financing shares	(20)	(20)	(22)	(22)
Accounts payable	(5,389)	(5,389)	(2,800)	(2,800)
Short-term borrowings	(1,253)	(1,253)	(52)	(52)
Interest payable	(59)	(59)	(29)	(29)
Reinsurance liabilities	(234)	(234)	(221)	(221)
Other	(89)	(97)	(61)	(71)

Total non-derivative financial liabilities	(13,351)	(13,839)	(6,635)	(7,314)
Derivatives	(63)	(63)	(210)	(210)

Total financial liabilities	(13,414)	(13,902)	(6,845)	(7,524)

Of Ahold Delhaize’s categories of financial instruments, only derivatives, assets available-for-sale and reinsurance assets (liabilities) are measured and recognized on the balance sheet at fair value. These fair value measurements are categorized within Level 2 of the fair value hierarchy. The Company uses inputs other than quoted prices that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). The fair value of derivative instruments is measured by using either a market or income approach (mainly present value techniques). Foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates that match the maturity of the contracts. Interest rate swaps are measured at the present value of expected future cash flows. Expected future cash flows are discounted by using the applicable yield curves derived from quoted interest rates.

To the extent that no cash collateral is contractually required, the valuation of Ahold Delhaize’s derivative instruments is adjusted for the credit risk of the counterparty, called Credit Valuation Adjustment (CVA), and adjusted for Ahold Delhaize’s own credit risk, called Debit Valuation Adjustment (DVA). The CVA / DVA calculations have been added to the fair value of Ahold Delhaize’s interest and cross-currency swaps. The valuation technique for the CVA / DVA calculation is based on relevant observable market inputs.

No CVA / DVA adjustments are made to the valuation of certain derivative instruments, for which both Ahold Delhaize and its counterparties are required to post or redeem cash collaterals if the value of a derivative exceeds a threshold defined in the contractual provisions. Such cash collaterals materially reduce the impact of both the counterparty and Ahold Delhaize’s own non-performance risk on the value of the instrument. The portion of outstanding derivatives that was collateralized is specified as follows:

€ million	January 1, 2017	January 3, 2016
Cross-currency interest rate swaps	63	—
Total net derivative liabilities subject to collateralization	63	—

Collateralized amount	17	—

The carrying amount of trade and other (non-)current receivables, cash and cash equivalents, accounts payable, short-term deposits and similar instruments, and other current financial assets and liabilities approximate their fair values because of the short-term nature of these instruments and, for receivables, because of the fact that any recoverability loss is reflected in an impairment loss. The fair values of quoted borrowings for which an active market exists are based on year-end quoted prices. The fair value of other non-derivative financial assets and liabilities that are not traded in an active market are estimated using discounted cash flow analyses based on market rates prevailing at year-end. The fair value of the cumulative preferred financing shares is measured as the present value of expected future cash flows. Such cash flows include the dividend payments and the payments of the nominal value plus paid in capital. Expected future cash flows are discounted by using the yield curves derived from quoted interest rates and Credit Default Swap rates that match the maturity of the contracts. The conditions for redemption and conversion of the cumulative preferred financing shares are disclosed in Note 22. The accrued interest is included in other current financial liabilities (see Note 26) and not in the carrying amounts of non-derivative financial assets and liabilities.

Short-term deposits and similar instruments (€110 million) contain short-term liquid investments that are considered part of Ahold Delhaize’s cash management financial assets.

Derivatives

Fair values, notional amounts, maturities and the qualification of derivative financial instruments for accounting purposes are presented in the table below:

		January 1, 2017			January 3, 2016

		Fair value		Notional amount	Fair value		Notional amount

€ million	Maturity	Assets	Liabilities		Assets	Liabilities

Forward foreign currency contracts[1]	Within 1 year	1	—	85	—	—	83

Cross-currency swap[2]	After 5 years	—	—	—	—	(210)	253

Total cash flow hedges		1	—	85	—	(210)	336

Interest rate swaps[3]	Within 1 year	15	—	293	—	—	—

Cross-currency swaps[3,4]	Within 1 year	283	(18)	557	—	—	—

Interest rate swap[3]	Between 1 to 5 years	—	—	—	29	—	340
Cross-currency swap[3,4]	Between 1 to 5 years	—	—	—	309	—	340

Cross-currency swaps	After 5 years	—	(45)	216	—	—	—

Total derivatives – no hedge accounting treatment		298	(63)	773	338	—	340

Total derivative financial instruments		299	(63)	858	338	(210)	676

1  Foreign currency forwards designated as cash flow hedges are used to hedge the future cash flows denominated in foreign currencies.

2  Cross-currency swap accounted for as a cash flow hedge used to hedge currency and cash flow risk on floating debt denominated in foreign currency, related to JPY 33,000 million notes (see Note 21 for additional information). The yen-euro currency swap was unwound on November 15, 2016.

3  Interest rate swap and cross-currency swap relate to the same notional amount of GBP 250 million.

4  As of January 1, 2017, the valuation of the GBP 250 million cross-currency swap, related to the GBP 250 million notes (see Note 21 for additional information) includes the impact of the mark-to-market valuation of an embedded credit clause in the amount of nil. The volatility in the financial markets resulted in a gain of nil related to this credit clause in the year 2016 (2015: nil). Ahold Delhaize is required under these swap contracts to redeem the U.S. dollar notional amount through semi-annual installments that commenced in September 2004. $342 million has been paid down as of January 1, 2017.

31 Related party transactions

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company considers all members of the Executive Committee (ExCo) and the Supervisory Board to be key management personnel as defined in IAS 24 “Related parties.” At the end of 2016, the ExCo consisted of the Management Board and four other members.

The total compensation of key management personnel in 2016 amounts to €24,969 thousand (2015: €26,157 thousand and 2014: €16,456 thousand). This includes an estimate of additional wage tax relating to Board members leaving the Company due in accordance with Dutch tax laws in the amount of €0.1 million (2015: €5.1 million and 2014: €1.2 million).

(Service) Agreements with individual Management Board members

Dick Boer

In 2016, the Company provided Dick Boer with an annual base salary, participation in the annual cash incentive plan and participation in the Company’s equity-based long-term incentive plan (GRO – see Note 32). The annual base salary of €1,000 thousand was increased by 1.75% to €1,017 thousand effective March 28, 2016. The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Unless Dick Boer’s employment agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders in April 2019. If the Company terminates his employment agreement for reasons other than cause or because he is not reappointed by shareholders, Dick Boer is entitled to a severance payment equal to one year’s base salary. His employment agreement may be terminated by the Company with a notice period of 12 months and by Dick Boer with a notice period of six months. Dick Boer participates in the Company’s Dutch pension plan.

Frans Muller

In 2016, the Company provided Frans Muller with an annual base salary of €1,007 thousand, participation in the annual cash incentive plan and participation in the Company’s equity-based long-term incentive plan (GRO – see Note 32). The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Furthermore, Frans Muller receives a temporary housing allowance of €7,500 net per month as well as school fees. Effective October 5, 2016, Frans Muller has received a temporary expat allowance related to his interim role at Delhaize America. Unless Frans Muller’s service agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders in April 2020. If the Company terminates his service agreement for reasons other than cause or because he is not reappointed by shareholders, Frans Muller is entitled to a severance payment equal to one year’s base salary. His service agreement may be terminated by the Company with a notice period of 12 months and by Frans Muller with a notice period of six months. Frans Muller participates in the Company’s Belgian pension plan and will transition into the Company’s Dutch pension plan.

Jeff Carr

In 2016, the Company provided Jeff Carr with an annual base salary, participation in the annual cash incentive plan and participation in the Company’s equity-based long-term incentive plan (GRO – see Note 32). The annual base salary of €666 thousand was increased by 1.75% to €678 thousand effective March 28, 2016. The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Furthermore, Jeff Carr receives a housing allowance of €7,000 net per month. Unless Jeff Carr’s employment agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders in April 2020. If the Company terminates his employment agreement for reasons other than cause or because he is not reappointed by shareholders, Jeff Carr is entitled to a severance payment equal to one year’s base salary. His employment agreement may be terminated by the Company with a notice period of 12 months and by Jeff Carr with a notice period of six months. Jeff Carr participates in the Company’s Dutch pension plan.

Pierre Bouchut

In 2016, the Company provided Pierre Bouchut with an annual base salary of €641 thousand, participation in the annual cash incentive plan and participation in the Company’s equity-based long-term incentive plan (GRO – see Note 32). The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Unless Pierre Bouchut’s employment agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders in April 2020. If the Company terminates his employment agreement for reasons other than cause or because he is not reappointed by shareholders, Pierre Bouchut is entitled to a severance payment equal to one year’s base salary. His employment agreement may be terminated by the Company with a notice period of 12 months and by Pierre Bouchut with a notice period of six months. Pierre Bouchut participates in the Company’s Belgian pension plan.

Kevin Holt

In 2016, the Company provided Kevin Holt with an annual base salary, participation in the annual cash incentive plan and participation in the Company’s equity-based long-term incentive plan (GRO – see Note 32). The annual base salary of $763 thousand was increased to $925 thousand effective October 1, 2016, following his appointment as COO of Ahold USA. The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Furthermore, Kevin Holt is entitled to receive a housing allowance of up to $7,500 net per month. Unless Kevin Holt’s employment agreement is otherwise terminated, he will be eligible for reappointment at the annual General Meeting of Shareholders in April 2020. If the Company terminates his employment agreement for reasons other than cause or because he is not reappointed by shareholders, Kevin Holt is entitled to a severance payment equal to one year’s base salary. His employment agreement may be terminated by the Company with a notice period of 12 months and by Kevin Holt with a notice period of six months. Kevin Holt participates in the Company’s U.S. pension plan.

James McCann

In 2016, the Company provided James McCann with an annual base salary, participation in the annual cash incentive plan and participation in the Company’s equity-based long-term incentive plan (GRO – see Note 32). The annual base salary of €666 thousand was increased by 1.75% to €678 thousand effective March 28, 2016. The at-target payout under the annual cash incentive plan is 100% of base salary and is capped at 150% in the event of extraordinary performance. Furthermore, James McCann receives a housing allowance of $10,000 net per month. James McCann participates in the Company’s Dutch pension plan. On October 5, 2016, it was announced that James McCann has resigned as COO of Ahold USA and as a member of Ahold Delhaize’s Management Board. His employment relationship with Ahold Delhaize will terminate as of April 30, 2017, without any severance payment due.

Remuneration of the Management Board by member

	Direct remuneration				Deferred remuneration
€ thousand	Base salary[1]	EIP[2]	Other[3]	Total direct remuneration	Share-based compensation[5]	Pensions[6]	Total remuneration[7]
Dick Boer
2016	1,013	1,271	297	2,581	2,063	70	4,714
2015	1,000	1,350	305	2,655	1,607	67	4,329
2014	987	444	13	1,444	1,214	(125)	2,533
Frans Muller
2016*	446	323	192	961	1,168	163	2,292
2015	—	—	—	—	—	—	—
2014	—	—	—	—	—	—	—
Jeff Carr
2016	675	773	297	1,745	1,026	31	2,802
2015	666	899	307	1,872	835	29	2,736
2014	658	296	147	1,101	678	48	1,827
Pierre Bouchut
2016*	280	184	113	577	684	72	1,333
2015	—	—	—	—	—	—	—
2014	—	—	—	—	—	—	—
Kevin Holt
2016*	329	252	15	596	221	60	877
2015	—	—	—	—	—	—	—
2014	—	—	—	—	—	—	—
Total 2016	2,743	2,803	914	6,460	5,162	396	12,018
Total 2015	1,666	2,249	612	4,527	2,442	96	7,065
Total 2014	1,645	740	160	2,545	1,892	(77)	4,360

* For the members appointed to the Management Board in 2016, the 2016 remuneration reflects a partial year.

Remuneration of the former members of the Management Board

	Direct remuneration				Deferred remuneration
€ thousand	Base salary[1]	EIP[2]	Other[3]	Total direct remuneration	Share-based compensation[5]	Pensions[6]	Total remuneration[7]
James McCann [4]
2016	514	590	2,501	3,605	421	31	4,057
2015	666	899	1,176	2,741	1,010	30	3,781
2014	658	296	1,213	2,167	773	(39)	2,901
Lodewijk Hijmans van den Bergh
2016	—	—	—	—	—	—	—
2015	91	122	108	321	190	5	516
2014	544	245	1,654	2,443	1,031	(48)	3,426
Total 2016	514	590	2,501	3,605	421	31	4,057
Total 2015	757	1,021	1,284	3,062	1,200	35	4,297
Total 2014	1,202	541	2,867	4,610	1,804	(87)	6,327

Remuneration of the Executive Committee including Management Board

The table below specifies the remuneration of the ExCo, comprising the Management Board members, the former members of the Management Board, as listed above and the additional ExCo members who were not part of the Management Board.

€ thousand	2016	2015	2014
Base salary	5,121	4,241	4,399
EIP[2]	5,535	5,724	1,979
Other[3,4]	4,436	4,672	3,837
Share-based compensation[5]	7,544	5,230	4,930
Pensions[6]	616	302	(747)
Total remuneration	23,252	20,169	14,398

1 Base salary represents the base salaries paid in 2016. Frans Muller, Pierre Bouchut and Kevin Holt were appointed as members of the Management Board effective July 24, 2016. The 2016 base salary for them reflects a partial year.

2 The ExCo incentive Plan (EIP) represents accrued annual cash incentives to be paid in the following year based on an overall weighted EIP. For an explanation of the Company’s remuneration policy, see Remuneration under the Governance section of this report.

For Dick Boer, Jeff Carr and James McCann, the EIP for the year 2016 has been determined pro rata for the period up to the merger and after the merger became effective. Frans Muller, Pierre Bouchut and Kevin Holt were appointed as members of the Management Board effective July 24, 2016. For them, the 2016 EIP reflects a partial year and has been determined pro rata for the period after the merger became effective. The overall 2016 performance multiplier was 108%. The individual EIP amounts also include the component linked to individual performance. In recognition of outstanding leadership leading up to and since the completion of the merger the Supervisory Board increased the EIP payout for Dick Boer by 11% for 2016, in line with the parameters of the Company’s Remuneration Policy.

3 “Other” mainly includes gross allowances for net pension, tax compensation (tax equalization charges for expatriates), allowances for housing expenses for certain individuals, relocation costs, international school fees, employer’s contributions to social security plans, benefits in kind such as tax advice, medical expenses, and the associated tax gross up. Included in “Other” for Dick Boer in 2016 is a negative amount of €7.6 thousand, an amount reclaimed by the Company in accordance with Dutch law in respect of a share sale before the closing of the merger.

4 James McCann, Chief Operating Officer of Ahold USA and member of the Management Board and Executive Committee, stepped down on October 5, 2016. His employment relationship with Ahold Delhaize will terminate as of April 30, 2017, without any severance payment due. Outstanding shares under the GRO plan will vest over the term of employment in accordance with the applicable plan rules. Unvested shares outstanding at the termination date will be forfeited. An estimate of the remuneration costs relating to the period after October 5, 2016, until April 30, 2017, was recognized in 2016 in “Other” €1,131 thousand and in “Share-based compensation” a net reversal of costs of €119 thousand. Additionally included in “Other” for James McCann in 2016 is tax compensation of €893 thousand (2015: €805 thousand and 2014: €969 thousand). An estimate of additional wage tax of €0.1 million due in accordance with Dutch tax laws, is excluded from “Total remuneration” as presented in the tables above.

5 The fair value of each year’s grant is determined on the grant date and expensed on a straight-line basis over the vesting period. The expense for 2016 reflects this year’s portion of the share grants over the previous five years (2012 to 2016). The share-based compensation expense also includes the expense related to the shares under the special purpose plan as described in Note 32. Under this program, 105,000 shares were granted in 2013 to ExCo members who were not part of the Management Board, of which the last tranche vested in 2015 (2015: 35,000 and 2014: 35,000). The total share-based compensation expense in 2016 for these ExCo members is €1,961 thousand (2015: €1,588 thousand and 2014: €1,234 thousand) of which nil (2015: €46 thousand and 2014: €459 thousand) relates to the special purpose plan and €1,961 thousand (2015: €1,542 thousand and 2014: €775 thousand) to the grants under the GRO program.

6 Pension costs are the total net periodic pension costs of the applicable pension plans.

Remuneration of the Supervisory Board members

€ thousand	2016	2015	2014
Mats Jansson (appointed in 2016)	115	—	—
Jan Hommen (appointed in 2013)	177	122	117
Jacques de Vaucleroy (appointed in 2016)	80	—	—
Jack Stahl (appointed in 2016)	76	—	—
Ben Noteboom (reappointed in 2013)	133	103	99
Bill McEwan (appointed in 2016)	71	—	—
Rob van den Bergh (reappointed in 2015)	132	127	128
Stephanie Shern (reappointed in 2013)	140	127	118
Mark McGrath (reappointed in 2016)	160	131	129
René Hooft Graafland (appointed in 2014)	127	114	—
Mary Anne Citrino (appointed in 2016)	136	—	—
Johnny Thijs (appointed in 2016)	55	—	—
Patrick De Maeseneire (appointed in 2016)	59	—	—
Dominique Leroy (appointed in 2016)	58	—	—
Derk Doijer (resigned in July 2016)	56	116	108
Judith Sprieser (resigned in July 2015)	—	63	126
Total	1,575	903	825

The Supervisory Board remuneration for 2016 is in accordance with the Supervisory Board remuneration policies applicable in 2016. Up to the date of the merger between Ahold and Delhaize, the Ahold remuneration policy applied. This policy was adopted at the General Meeting of Shareholders on April 16, 2014. Ahold Delhaize’s remuneration policy, adopted at the General Meeting of Shareholders on April 19, 2016, applies as of July 24, 2016 – the first calendar day after the merger of Ahold and Delhaize was finalized.

For the members who were appointed or resigned in 2016, the remuneration for 2016 reflects a partial year.

Shares and other interests in Ahold Delhaize

As of January 1, 2017, Management Board members held the following shares and other interests in Ahold Delhaize:

Number of shares	Common shares subject to additional holding requirement[1]	Other common shares	Total common shares
Dick Boer	152,435	249,112	401,547
Frans Muller[2]	—	47,642	47,642
Jeff Carr	86,952	26,013	112,965
Pierre Bouchut	—	442,049	442,049
Kevin Holt	—	—	—
Total	239,387	764,816	1,004,203

1 In line with best practice II.2.5 of the Dutch Corporate Governance Code 2008 and the Management Board remuneration policy, shares granted and vested under the GRO program to Management Board members should be retained for a period of at least five years after grant, except to finance tax payable at the vesting date, or at least until the date of resignation from the Management Board, if this period is shorter.

2 Additionally, 9,579 shares are held by Frans Muller in the form of American Depository Receipts.

As of January 1, 2017, Jacques de Vaucleroy held 829,023 Ahold Delhaize common shares, Ben Noteboom held 15,637 Ahold Delhaize common shares, Bill McEwan held 7,125 Ahold Delhaize American Depository Receipts, Rob van den Bergh held 13,031 Ahold Delhaize common shares and Johnny Thijs held 5,673 Ahold Delhaize common shares. None of the other Supervisory Board members held Ahold Delhaize shares.

Ahold Delhaize does not provide loans or advances to members of the Management Board or the Supervisory Board. There are no loans or advances outstanding. Ahold Delhaize does not issue guarantees to the benefit of members of the Management Board or the Supervisory Board. No such guarantees are outstanding.

Trading transactions

Ahold Delhaize has entered into arrangements with a number of its subsidiaries and affiliated companies in the course of its business. These arrangements relate to service transactions and financing agreements. Transactions were conducted at market prices.

During 2016, 2015 and 2014, the Company entered into the following transactions with unconsolidated related parties:

For the year ended January 1, 2017

€ million	Sales to related parties	Purchases from related parties	Amounts receivable from related parties	Amounts payable to related parties	Commitments to related parties
Stationsdrogisterijen	17	—	—	7	—
JMR	5	—	1	—	—
Cathedral Commons	—	1	—	—	25
Other	2	4	11	1	14
Total	24	5	12	8	39
For the year ended January 3, 2016
€ million	Sales to related parties	Purchases from related parties	Amounts receivable from related parties	Amounts payable to related parties	Commitments to related parties
Stationsdrogisterijen	17	—	—	6	—
JMR	5	—	1	—	—
Cathedral Commons	—	1	—	—	26
Other	4	3	11	—	16
Total	26	4	12	6	42
For the year ended December 28, 2014
€ million	Sales to related parties	Purchases from related parties	Amounts receivable from related parties	Amounts payable to related parties	Commitments to related parties
Stationsdrogisterijen	16	—	—	5	—
JMR	5	—	1	—	—
Cathedral Commons	—	—	3	—	24
Other	2	2	12	2	17
Total	23	2	16	7	41

These unconsolidated related parties consist of:

•	Stationsdrogisterijen C.V., a joint venture of Ahold Delhaize in the health and beauty care retail business.

•	JMR, a joint venture of Ahold Delhaize in the retail business (see Note 14).

•	Cathedral Commons Partners, LLC, a real estate joint venture of Ahold Delhaize.

•	Super Indo, a joint venture of Ahold Delhaize in the retail business (see Note 14), included in “Other”.

•	“Other,” which includes mainly real estate joint ventures in which Ahold Delhaize has an interest, holding properties operated by Ahold Delhaize and Loyalty Management Nederland B.V., an associate of Ahold Delhaize that renders services relating to the management of customer loyalty programs to certain Ahold Delhaize subsidiaries in the Netherlands.

•	Ahold Delhaize participates in Coopernic and AMS, which are cooperative European purchase alliances towards third-party vendors. Receivable and payable positions occur with these buying alliances. These transactions are considered to reflect the results of the negotiated purchasing terms with the third-party vendors. As such, these transactions are not shown in the table above of related party transactions.

Furthermore, the Company’s post-employment benefit plans in the Netherlands and the United States are considered related parties. For more information on these plans, see Note 23.

32 Share-based compensation

In 2016, Ahold Delhaize’s share-based compensation program consisted of a share grant program called Global Reward Opportunity (GRO). Total 2016 GRO share-based compensation expenses were €61 million (2015: €47 million and 2014: €43 million). Ahold Delhaize’s share-based compensation programs are equity-settled.

The fair value of the shares granted under the GRO program in 2016 at grant date was €97 million, of which €7 million related to Management Board members. The fair value is expensed over the vesting period of the grants, adjusted for expected annual forfeitures of 5% (2015: 5% and 2014: 5%), excluding Management Board members. For the share-based compensation expenses allocable to the individual Management Board members, see Note 31. The fair value of the shares granted under a one-time retention incentive award (refer to Other awards in the paragraph below) was €29 million and is expensed over the vesting period.

GRO program

Main characteristics

A revised GRO program was introduced in 2016. The performance shares granted under this program vest on the day after the annual General Meeting of Shareholders in the third year after the grant, subject to certain performance conditions. The revised GRO program employs two financial measures: Return on Capital (RoC) and Total Shareholder Return (TSR), as well as non-financial performance measures related to sustainable retailing targets. The total GRO award is comprised of three portions of shares. The first 40% is linked to a three-year RoC target. Depending on performance, the number of shares that eventually vest may range between zero and a maximum of 150% of the number of shares granted. Another 40% is linked to TSR (share price growth and dividends paid over the performance period), with performance at vesting benchmarked against the TSR performance of a peer group comprised of 14 companies (refer to the Remuneration section for the composition of the peer group). The number of shares that vest depends on the Company’s relative ranking in the peer group and may range between zero and a maximum of 175% of the number of shares granted (refer to table below for the vesting percentages based on Ahold Delhaize’s ranking within the peer group). For the remaining 20% of the total GRO share award, the performance at vesting is measured using sustainable retailing targets. This measure relates to the Company’s sustainable retailing strategic ambitions. The targets set under this non-financial performance measure are both qualitative and quantitative. Depending on performance, the number of shares that eventually vest can range between zero and a maximum of 150% of the number of shares granted.

The table below indicates the percentage of shares that could vest based on Ahold Delhaize’s TSR ranking within the peer group:

2016 GRO program rank	1	2	3	4	5	6	7	8	9	10	11	12	13	14
All participants	175%	150%	125%	110%	100%	80%	50%	0%	0%	0%	0%	0%	0%	0%

Treatment outstanding performance shares

Shares awarded in previous years under the Ahold GRO program (to former Ahold Management Board members and associates) and the Delhaize European long-term incentive plan (to former Delhaize Management Board members) have been rolled over in the (new) Ahold Delhaize’s long-term equity-based program (2016 GRO).

Outstanding (non-vested) performance share awards remaining from the Ahold GRO plan have been split into two parts. One part, which is related to the full performance years prior to the year of the merger (2012, 2013, 2014 and 2015, where applicable), has been assessed against the performance of Ahold as a standalone company, on the basis of the existing performance measures. Based on the performance realized in those years, this part of the award has been assessed on the basis of the applicable share programs and converted into restricted Ahold Delhaize shares. These restricted shares are not subject to additional performance criteria, but will be subject to the remaining vesting period and continued employment. The other part, which is related to the performance during the year of the merger (2016) and beyond, will be assessed against the financial measures of Ahold Delhaize’s long-term equity-based plan. The outstanding conditional shares will continue to be subject to the remaining vesting period and continued employment.

Outstanding (non-vested) performance shares awarded under the Delhaize European long-term incentive plan have similarly been converted into Ahold Delhaize restricted shares and shares which are subject to meeting the performance measures of the Ahold Delhaize GRO plan.

Shares granted in 2014 and 2015 converted in 2016

Under the 2013-2015 GRO program, shares were granted over a three-year period. The program consisted of three components: one with a performance hurdle at grant (conditional share grant) and two components with a performance hurdle at vesting (performance share grants). The size of the conditional share grant was subject to the Executive Incentive Plan Multiplier of the preceding year. Half of the performance share grant was linked to a three-year RoC target. Dependent on RoC performance, the number of shares that eventually vested could range between 0% and a maximum of 150% of the number of shares granted. For the other half of the performance share grant, the performance at vesting was measured using the TSR ranking. The table below indicates the percentage of shares with a TSR performance measure under the 2013-2015 GRO program that could vest based on Ahold’s ranking within the peer group:

2013-2015 GRO program rank	1	2	3	4	5	6	7	8	9	10	11	12
Vice President and up	175%	150%	125%	100%	75%	50%	0%	0%	0%	0%	0%	0%
Other participants	150%	135%	120%	105%	90%	75%	60%	45%	30%	15%	7.5%	0%

As of the end of 2015, for the performance years 2014-2015, Ahold held the third position with respect to the 2014 share grant and the second position with respect to the 2015 share grant. Based on these rankings the TSR performance shares were converted into restricted shares. The 2014 grant used a percentage of 125% for Vice President and up and 120% for other participants, and the 2015 grant used a percentage of 150% for Vice President and up and 135% for other participants. The remaining portion (one year for the 2014 grant and two years for the 2015 grant) will be assessed against the TSR performance of the 2016 GRO plan.

Ahold’s RoC performance as of the end of 2015 was 93% of target with respect to the 2014 year share grant and 100% of target with respect to the 2015 share grant. The RoC performance shares were converted into restricted shares using these vesting percentages. The remaining portion (one year for the 2014 grant and two years for the 2015 grant) will be assessed against Ahold Delhaize’s RoC performance.

Shares granted in 2012 converted in 2016

Under the 2006-2012 GRO program, Ahold shares were granted through a mid-term (three-year) and a long-term (five-year) program. For participants other than the Management Board members, the mid-term component of the program contained a matching share feature. For every five shares a participant held for an additional two years after the vesting date, the participant receives one additional share.

Under the 2006-2012 GRO program, the shares granted through the long-term component were subject to a performance condition. The number of shares that ultimately vest depends on Ahold’s performance compared to other retail companies, measured over a five-year period using TSR. The table below indicates the percentage of shares that could vest based on Ahold’s ranking within the peer group:

2006-2012 GRO program rank	1	2	3	4	5	6	7	8	9	10	11	12
Management Board	150%	130%	110%	90%	70%	50%	25%	0%	0%	0%	0%	0%
Other participants	150%	135%	120%	105%	90%	75%	60%	45%	30%	15%	7.5%	0%

As of the end of 2015, Ahold held the second position among the peer group for the performance years 2012-2015. Based on this TSR ranking, the performance shares for the 2012 five-year share grant were converted into restricted shares using the measure of 130% for Management Board members and 135% for other participants. The remaining portion of the 2012 five-year grant, which is related to the Company’s performance in 2016, will be assessed against the TSR performance measure of the 2016 GRO plan.

Remaining unvested shares granted under the 2006-2012 and the 2013-2015 GRO program will vest on the day after the publication of Ahold Delhaize’s full-year results in the third year (three-year programs) or fifth year (five-year programs) after the grant, subject to performance conditions and provided the participant is still employed by Ahold Delhaize. Remaining unvested shares granted to Management Board members will vest on the day after the annual General Meeting of Shareholders in the third year (mid-term component) or fifth year (long-term component) after the grant, subject to performance conditions and continued employment.

Other awards

A limited number of shares were granted to other ExCo members and other employees in 2014 and 2015 under a special purpose plan. This program consists of unconditional and conditional shares. The unconditional shares vest immediately on the award date. The conditional shares vest in two tranches. Half of the conditional shares vest on the day after the publication of Ahold Delhaize’s full-year results in the first year and half in the second year after the grant.

Also, a number of shares were granted to a select group of senior management (excluding the Management Board and ExCo members) in 2016 under a one-time retention incentive award. The vesting of these individual share awards is contingent upon the realization of the merger implementation. These performance shares will vest in two installments of 50% each of the granted shares. The first installment will vest 12 months after the date of grant. The second installment will vest 24 months after the date of grant. To underline the retention function of this award, an additional holding period of 12 months applies from the date of vesting.

Shares vesting in 2017

In 2017, the 2012 five-year GRO and the 2014 GRO grant will vest. The GRO shares vesting will comprise both conditional shares as well as performance shares based on the Company’s TSR and RoC performance. Part of the TSR and RoC performance share grants were already converted into restricted shares in 2016 (see Shares granted in 2012 converted in 2016 and Shares granted in 2014 and 2015 converted in 2016 above) and are not subject to additional performance criteria. For the remaining portion of the performance shares, 2016 TSR and RoC performance was assessed. As of the end of 2016, Ahold Delhaize ranked second in the TSR peer group with respect to the 2012 five-year share grant and first with respect to the 2014 grant. Based on these TSR rankings and applying the 2016 GRO vesting table, the vesting percentage for the 2012 grant was 150% and for the 2014 grant 175%.

At the end of each reporting period, Ahold Delhaize revises its estimates of the number of shares that are expected to vest based on the non-market vesting conditions (RoC and sustainable retailing performance). Ahold Delhaize recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. The final vesting percentage for the portion of the 2014 shares dependent on Ahold Delhaize’s RoC performance is 117%.

On April 13, 2017, a maximum of 0.3 million shares granted in 2014 to members of the Management Board under the Ahold GRO plan and 0.2 million performance shares granted in 2012 to members of the Management Board under the five-year component of the Ahold GRO plan are expected to vest. On May 26, 2017, a maximum of 0.2 million shares granted in 2014 to members of the Management Board under the Delhaize European long-term incentive plan are expected to vest. Except to finance taxes and social security charges due on the vesting date, members of the Management Board cannot sell shares for a period of at least five years following the grant date, or until the date of resignation from the Management Board, if this period is shorter.

On March 2, 2017, a maximum of 3.3 million shares granted in 2014 to Ahold Delhaize associates under the Ahold GRO plan, 2.7 million performance shares granted in 2012 to Ahold Delhaize associates under the five-year component of the Ahold GRO plan and 0.1 million matching shares granted in 2012 to Ahold Delhaize associates under the three-year component of the Ahold GRO plan are expected to vest. Vesting is subject to the participant being employed by the Company on the applicable vesting date. As of the vesting date, participants are allowed to sell all or part of the shares vested, subject to insider trading restrictions as applicable from time to time.

In addition, a maximum number of 0.7 million shares granted in 2016 to Ahold Delhaize associates under the one-time retention plan are expected to vest in November 2017, provided the performance conditions are met.

The Company will use treasury shares for the delivery of the vested shares.

The following table summarizes the status of the GRO program during 2016 for the individual Management Board members and for all other employees in the aggregate.

	Outstanding at the beginning of 2016	Granted[1]	Performance adjustment[2]	Vested[3]	Forfeited	Converted[4]	Outstanding at the end of 2016	Minimum number of shares[5]	Maximum number of shares[6]	Fair value per share at the grant date (€)	Incremental fair value[7]
Dick Boer
Five-year 2011 grant	65,965	—	6,596	72,561	—	—	—	—	—	6.00	0.00
Five-year 2012 grant	73,026	—	—	—	—	(73,026)	—	—	—	7.81	0.00
Five-year 2012 grant - Restricted	—	—	17,526	—	—	58,421	75,947	75,947	75,947	7.81	0.00
Five-year 2012 grant - Performance	—	—	—	—	—	14,605	14,605	—	25,558	7.81	2.60
2013 TSR grant	63,221	—	—	63,221	—	—	—	—	—	7.76	0.00
2013 RoC grant	63,221	—	(25,289)	37,932	—	—	—	—	—	10.52	0.00
2013 Conditional grant	25,757	—	—	25,757	—	—	—	—	—	10.52	0.00
2014 TSR grant	49,844	—	—	—	—	(49,844)	—	—	—	11.20	0.00
2014 Restricted (TSR)	—	—	8,308	—	—	33,229	41,537	41,537	41,537	11.20	0.00
2014 Performance (TSR)	—	—	—	—	—	16,615	16,615	—	29,076	11.20	0.25
2014 RoC grant	49,844	—	—	—	—	(49,844)	—	—	—	12.40	0.00
2014 Restricted (RoC)	—	—	(2,326)	—	—	33,229	30,903	30,903	30,903	12.40	0.00
2014 Performance (RoC)	—	—	—	—	—	16,615	16,615	—	24,922	12.40	0.00
2014 Conditional grant	32,860	—	—	—	—	—	32,860	32,860	32,860	12.40	0.00
2015 TSR grant	54,336	—	—	—	—	(54,336)	—	—	—	14.66	0.00
2015 Restricted (TSR)	—	—	9,056	—	—	18,112	27,168	27,168	27,168	14.66	0.00
2015 Performance (TSR)	—	—	—	—	—	36,224	36,224	—	63,392	14.66	0.00
2015 RoC grant	54,336	—	—	—	—	(54,336)	—	—	—	18.14	0.00
2015 Restricted (RoC)	—	—	—	—	—	18,112	18,112	18,112	18,112	18.14	0.00
2015 Performance (RoC)	—	—	—	—	—	36,224	36,224	—	54,336	18.14	0.00
2015 Conditional grant	14,383	—	—	—	—	—	14,383	14,383	14,383	18.14	0.00
2016 TSR grant	—	48,680	—	—	—	—	48,680	—	85,190	20.46	0.00
2016 RoC grant	—	48,680	—	—	—	—	48,680	—	73,020	20.15	0.00
2016 Sustainable retailing grant	—	24,340	—	—	—	—	24,340	—	36,510	20.15	0.00

	Outstanding at the beginning of 2016	Granted[1]	Performance adjustment[2]	Vested[3]	Forfeited	Converted[4]	Outstanding at the end of 2016	Minimum number of shares[5]	Maximum number of shares[6]	Fair value per share at the grant date (€)	Incremental fair value[7]
Frans Muller
2014 Performance (TSR)	—	—	—	—	—	13,197	13,197	—	23,094	21.23	8.56
2014 Performance (RoC)	—	—	—	—	—	13,197	13,197	—	19,795	21.23	0.00
2014 Restricted	—	—	—	—	—	79,183	79,183	79,183	79,183	21.23	0.00
2015 Performance (TSR)	—	—	—	—	—	18,026	18,026	—	31,545	20.67	2.21
2015 Performance (RoC)	—	—	—	—	—	18,026	18,026	—	27,039	20.67	0.00
2015 Restricted	—	—	—	—	—	27,040	27,040	27,040	27,040	20.67	0.00
2016 Performance (TSR)	—	—	—	—	—	30,162	30,162	—	52,783	20.44	0.00
2016 Performance (RoC)	—	—	—	—	—	30,162	30,162	—	45,243	20.21	0.00
2016 Performance (Sustainability)	—	—	—	—	—	15,082	15,082	—	22,623	20.21	0.00
2016 TSR grant	—	41,035	—	—	—	—	41,035	—	71,811	20.46	0.00
2016 RoC grant	—	41,035	—	—	—	—	41,035	—	61,552	20.15	0.00
2016 Sustainable retailing grant	—	20,518	—	—	—	—	20,518	—	30,777	20.15	0.00

	Outstanding at the beginning of 2016	Granted[1]	Performance adjustment2	Vested[3]	Forfeited	Converted[4]	Outstanding at the end of 2016	Minimum number of shares[5]	Maximum number of shares[6]	Fair value per share at the grant date (€)	Incremental fair value[7]
Jeff Carr
Five-year 2011 grant	50,388	—	5,038	55,426	—	—	—	—	—	5.80	0.00
Five-year 2012 grant	45,405	—	—	—	—	(45,405)	—	—	—	7.81	0.00
Five-year 2012 grant - Restricted	—	—	10,897	—	—	36,324	47,221	47,221	47,221	7.81	0.00
Five-year 2012 grant - Performance	—	—	—	—	—	9,081	9,081	—	15,891	7.81	2.60
2013 TSR grant	29,539	—	—	29,539	—	—	—	—	—	7.76	0.00
2013 RoC grant	29,539	—	(11,816)	17,723	—	—	—	—	—	10.52	0.00
2013 Conditional grant	16,247	—	—	16,247	—	—	—	—	—	10.52	0.00
2014 TSR grant	24,614	—	—	—	—	(24,614)	—	—	—	11.20	0.00
2014 Restricted (TSR)	—	—	4,103	—	—	16,409	20,512	20,512	20,512	11.20	0.00
2014 Performance (TSR)	—	—	—	—	—	8,205	8,205	—	14,358	11.20	0.25
2014 RoC grant	24,614	—	—	—	—	(24,614)	—	—	—	12.40	0.00
2014 Restricted (RoC)	—	—	(1,148)	—	—	16,409	15,261	15,261	15,261	12.40	0.00
2014 Performance (RoC)	—	—	—	—	—	8,205	8,205	—	12,307	12.40	0.00
2014 Conditional grant	21,907	—	—	—	—	—	21,907	21,907	21,907	12.40	0.00
2015 TSR grant	21,309	—	—	—	—	(21,309)	—	—	—	14.66	0.00
2015 Restricted (TSR)	—	—	3,552	—	—	7,103	10,655	10,655	10,655	14.66	0.00
2015 Performance (TSR)	—	—	—	—	—	14,206	14,206	—	24,860	14.66	0.00
2015 RoC grant	21,309	—	—	—	—	(21,309)	—	—	—	18.14	0.00
2015 Restricted (RoC)	—	—	—	—	—	7,103	7,103	7,103	7,103	18.14	0.00
2015 Performance (RoC)	—	—	—	—	—	14,206	14,206	—	21,309	18.14	0.00
2015 Conditional grant	9,589	—	—	—	—	—	9,589	9,589	9,589	18.14	0.00
2016 TSR grant	—	24,168	—	—	—	—	24,168	—	42,294	20.46	0.00
2016 RoC grant	—	24,168	—	—	—	—	24,168	—	36,252	20.15	0.00
2016 Sustainable retailing grant	—	12,084	—	—	—	—	12,084	—	18,126	20.15	0.00
Pierre Bouchut
2014 Performance (TSR)	—	—	—	—	—	12,131	12,131	—	21,229	21.23	8.56
2014 Performance (RoC)	—	—	—	—	—	12,131	12,131	—	18,196	21.23	0.00
2014 Restricted	—	—	—	—	—	72,784	72,784	72,784	72,784	21.23	0.00
2015 Performance (TSR)	—	—	—	—	—	15,534	15,534	—	27,184	20.67	2.21
2015 Performance (RoC)	—	—	—	—	—	15,534	15,534	—	23,301	20.67	0.00
2015 Restricted	—	—	—	—	—	23,301	23,301	23,301	23,301	20.67	0.00
2016 TSR grant	—	19,585	—	—	—	—	19,585	—	34,273	20.46	0.00
2016 RoC grant	—	19,585	—	—	—	—	19,585	—	29,377	20.15	0.00
2016 Sustainable retailing grant	—	9,793	—	—	—	—	9,793	—	14,689	20.15	0.00

	Outstanding at the beginning of 2016	Granted[1]	Performance adjustment[2]	Vested[3]	Forfeited	Converted[4]	Outstanding at the end of 2016	Minimum number of shares[5]	Maximum number of shares[6]	Fair value per share at the grant date (€)	Incremental fair value[7]
Kevin Holt
2016 TSR grant	—	27,416	—	—	—	—	27,416	—	47,978	20.46	0.00
2016 RoC grant	—	27,416	—	—	—	—	27,416	—	41,124	20.15	0.00
2016 Sustainable retailing grant	—	13,708	—	—	—	—	13,708	—	20,562	20.15	0.00
James McCann[8]

Five-year 2011 grant	50,388	—	5,038	55,426	—	—	—	—	—	5.80	0.00
Five-year 2012 grant	45,405	—	—	—	—	(45,405)	—	—	—	7.81	0.00
Five-year 2012 grant - Restricted	—	—	10,897	—	—	36,324	47,221	47,221	47,221	7.81	0.00
Five-year 2012 grant - Performance	—	—	—	—	—	9,081	9,081	—	15,891	7.81	2.60
2013 TSR grant	42,147	—	—	42,147	—	—	—	—	—	7.76	0.00
2013 RoC grant	42,147	—	(16,859)	25,288	—	—	—	—	—	10.52	0.00
2013 Conditional grant	17,171	—	—	17,171	—	—	—	—	—	10.52	0.00
2014 TSR grant	33,229	—	—	—	—	(33,229)	—	—	—	11.20	0.00
2014 Restricted (TSR)	—	—	5,538	—	—	22,153	27,691	27,691	27,691	11.20	0.00
2014 Performance (TSR)	—	—	—	—	—	11,076	11,076	—	19,383	11.20	0.25
2014 RoC grant	33,229	—	—	—	—	(33,229)	—	—	—	12.40	0.00
2014 Restricted (RoC)	—	—	(1,551)	—	—	22,153	20,602	20,602	20,602	12.40	0.00
2014 Performance (RoC)	—	—	—	—	—	11,076	11,076	—	16,614	12.40	0.00
2014 Conditional grant	21,907	—	—	—	—	—	21,907	21,907	21,907	12.40	0.00
2015 TSR grant	28,766	—	—	—	—	(28,766)	—	—	—	14.66	0.00
2015 Restricted (TSR)	—	—	4,794	—	—	9,589	14,383	14,383	14,383	14.66	0.00
2015 Performance (TSR)	—	—	—	—	—	19,177	19,177	—	33,559	14.66	0.00
2015 RoC grant	28,766	—	—	—	—	(28,766)	—	—	—	18.14	0.00
2015 Restricted (RoC)	—	—	—	—	—	9,589	9,589	9,589	9,589	18.14	0.00
2015 Performance (RoC)	—	—	—	—	—	19,177	19,177	—	28,765	18.14	0.00
2015 Conditional grant	9,589	—	—	—	—	—	9,589	9,589	9,589	18.14	0.00
2016 TSR grant	—	27,620	—	—	—	—	27,620	—	48,335	20.46	0.00
2016 RoC grant	—	27,620	—	—	—	—	27,620	—	41,430	20.15	0.00
2016 Sustainable retailing grant	—	13,810	—	—	—	—	13,810	—	20,715	20.15	0.00
Subtotal Management Board members	1,193,997	471,261	32,354	458,438	—	395,490	1,634,664	726,448	2,192,716

1  Represents the number of shares originally granted for the 2016 grant.

2  Represents the adjustment to the number of shares granted resulting from the TSR ranking and RoC performance.

3  The vesting date of the five-year 2011 grant and the three-year 2013 grant was April 20, 2016. The Euronext share price was €19.84 on April 20, 2016.

4 Represents the conversion of shares, awarded in years prior to the merger, into restricted shares (conversion before applying the performance adjustment) and performance shares. The outstanding awards remaining from past grants have been split into two parts as explained in the section Treatment of outstanding performance shares.

5 For the conditional and restricted shares, the minimum number of shares that could potentially vest equals the number of outstanding shares. For the TSR performance grants, the minimum number of shares that could potentially vest would be nil if Ahold Delhaize’s ranking was eight or lower (as explained in the section Main characteristics above). For the RoC and Sustainability performance grants, the minimum number of shares that could potentially vest equals nil (as explained in the section Main characteristics above).

6 For the conditional and restricted shares, the maximum number of shares that could potentially vest equals the number of outstanding shares. For the TSR performance grants, the maximum number of shares that could potentially vest equals 175% of outstanding shares if Ahold Delhaize’s ranking is one. For the RoC performance grants and for the Sustainable retailing performance grants the maximum number of shares that could potentially vest equals 150% of outstanding shares, (as explained in the section Main characteristics above).

7 Represents the incremental fair value for the shares converted in 2016.

8 James McCann, Chief Operating Officer of Ahold USA and member of the Management Board and Executive Committee, stepped down on October 5, 2016. His employment relationship with Ahold Delhaize will terminate as of April 30, 2017. Outstanding shares under the GRO plan will vest over the term of employment in accordance with the applicable plan rules. Unvested shares outstanding at the termination date will be forfeited.

	Outstanding at the beginning of 2016	Granted[1,2]	Performance adjustment[3]	Vested[4]	Forfeited	Converted[5]	Outstanding at the end of 2016
Other employees
2011 grant	1,935,302	95,323	385,773	2,412,936	3,462	—	—
2012 grant	2,114,613	—	577,609	68,525	99,941	—	2,523,756
2013 grant	3,527,569	—	(459,969)	3,029,244	38,356	—	—
2014 grant[6]	3,112,251	—	105,769	94,282	152,773	34,314	3,005,279
2015 grant[7]	2,970,642	—	160,657	75,102	175,005	21,242	2,902,434
2016 grant	—	4,364,099	—	—	96,127	—	4,267,972
2016 retention award	—	1,442,170	—	—	—	—	1,442,170
Subtotal Management Board members	1,193,997	471,261	32,354	458,438	—	395,490	1,634,664
Total number of shares	14,854,374	6,372,853	802,193	6,138,527	565,664	451,046	15,776,275

1 For the five-year 2011 grant, the number of shares allocated in 2016 represents the actual number of matching shares related to the 2011 grant.

2 The grant date fair value of the matching shares is expensed over the five-year vesting period. This table presents the matching shares as awarded in the year of vesting. The total number of matching shares granted up to and outstanding at the end of the 2016 is 104,428 (2015: 219,328).

3 Represents the adjustment to the number of shares granted resulting from the TSR ranking and RoC performance.

4 The vesting date of the five-year 2011 grant, the matching shares related to the 2011 grant and the 2013 grant was March 3, 2016. The Euronext share price was €20.36 on March 3, 2016.

5 Represents the conversion of shares, awarded in years prior to the merger, into restricted shares (conversion before applying the performance adjustment) and performance shares. The outstanding awards remaining from past grants have been split into two parts as explained in the section Treatment of outstanding performance shares. The incremental fair value for the 2012 grant is €1.39 for all other employees, for the 2014 performance TSR grant the incremental fair value is €0.25 for VP and up, and €2.26 for all other employees. For all other converted grants, there is no incremental fair value.

6 The 2014 grant includes the special purpose plan as described above. Under this program, 21,000 shares were granted in 2014, of which 7,000 vested in 2014, 7,000 vested in 2015, 3,000 were cancelled in 2015 and 4,000 vested in 2016.

7 The 2015 grant includes the special purpose plan as described above. Under this program, 61,200 shares were granted in 2015, of which 20,400 vested in 2015 and 24,400 vested in 2016. At the end of 2016, 16,400 shares under this program were outstanding and will vest in 2017.

Valuation model and input variables

The weighted average fair value of the shares granted in 2016, for all eligible participants including Management Board members, amounted to €20.44, €20.13 and €20.13 per share for TSR performance shares, RoC performance shares and Sustainability performance shares, respectively (2015: conditional shares €18.15, TSR performance shares €15.71 and RoC performance shares €18.17, 2014: €12.41, €11.80 and €12.41, respectively). The fair values of the RoC and Sustainable retailing performance shares are based on the Black-Scholes model. The fair values of the TSR performance shares are determined using a Monte Carlo simulation model, which considers the likelihood of Ahold Delhaize’s TSR ending at various ranks as well as the expected share price at each rank. The most important assumptions used in the valuations of the fair values were as follows:

	2016	2015	2014
Opening share price at grant date	21.70	19.65	13.96
Risk-free interest rate	(0.6)%	(0.2)%	0.4%
Volatility	22.2%	18.5%	19.3%
Assumed dividend yield	2.7%	2.7%	3.9%

Expected volatility has been determined based on historical volatilities for a period of three years.

The incremental fair values of the shares converted in 2016 in the (new) Ahold Delhaize’s long-term equity-based program has been determined by using the same models as described above. The most important assumptions used in the valuations of the incremental fair values were as follows:

	2015	2014	2012
Opening share price at grant date	21.70	21.70	21.70
Risk-free interest rate	(0.6)%	(0.6)%	(0.6)%
Volatility	22.2%	22.2%	22.2%
Assumed dividend yield	2.7%	2.6%	2.6%

33 Operating leases

Ahold Delhaize as lessee

Ahold Delhaize leases a significant number of its stores, as well as distribution centers, offices and other assets, under operating lease arrangements. The aggregate amounts of Ahold Delhaize’s minimum lease commitments payable to third parties under non-cancellable operating lease contracts are as follows:

€ million	January 1, 2017	January 3, 2016
Within one year	1,171	842
Between one and five years	3,462	2,704
After five years	2,856	2,594
Total	7,489	6,140

Certain store leases provide for contingent additional rentals based on a percentage of sales and consumer price indices. Substantially all of the store leases have renewal options for additional terms. None of Ahold Delhaize’s leases impose restrictions on Ahold Delhaize’s ability to pay dividends, incur additional debt or enter into additional leasing arrangements. The annual costs of Ahold Delhaize’s operating leases from continuing operations, net of sublease income, are as follows:

€ million	2016	2015
Minimum rentals	1,004	823
Contingent rentals	11	17
Sublease income	(136)	(128)
Total	879	712

In addition to the operating lease commitments disclosed above, Ahold Delhaize has signed lease agreements for properties under development of which it has not yet taken possession. The total future minimum lease payments for these agreements amount to approximately €173 million (2015: €109 million). These lease contracts are subject to conditions precedent to the rent commencement date.

Ahold Delhaize as lessor

Ahold Delhaize rents out its investment properties (mainly retail units in shopping centers containing an Ahold Delhaize store) and also (partially) subleases various other properties that are leased by Ahold Delhaize under operating leases. The aggregate amounts of the related future minimum lease and sublease payments receivable under non-cancellable lease contracts are as follows:

€ million	January 1, 2017	January 3, 2016[1]
Within one year	241	211
Between one and five years	593	542
After five years	296	314
Total	1,130	1,067

1 Total adjustment of €22 million from last year’s disclosure of €1,089 million.

The total contingent rental income recognized during the year on all leases where Ahold Delhaize is the lessor was €3 million (2015: €2 million and 2014: €2 million).

34 Commitments and contingencies

Capital investment commitments

As of January 1, 2017, Ahold Delhaize had outstanding capital investment commitments for property, plant and equipment and investment property, and for intangible assets of approximately €264 million and €30 million, respectively (January 3, 2016: €228 million and €9 million, respectively). Ahold Delhaize’s share in the capital investment commitments of its unconsolidated joint ventures JMR and Super Indo amounted to €7 million as of January 1, 2017 (January 3, 2016: €5 million).

Purchase commitments

Ahold Delhaize enters into purchase commitments with vendors in the ordinary course of business. Ahold Delhaize has purchase contracts with some vendors for varying terms that require Ahold Delhaize to buy services and predetermined volumes of goods and goods not-for-resale at fixed prices. As of January 1, 2017, the Company’s purchase commitments were approximately €1,086 million (January 3, 2016: €821 million). Not included in the purchase commitments are those purchase contracts for which Ahold Delhaize has received advance vendor allowances, such as upfront signing payments in consideration of its purchase commitments. These contracts generally may be terminated without satisfying the purchase commitments upon the repayment of the unearned portions of the advance vendor allowances. The unearned portion of these advance vendor allowances is recorded as a liability on the balance sheet.

Contingent liabilities

Guarantees

Guarantees to third parties issued by Ahold Delhaize can be summarized as follows:

€ million	January 1, 2017	January 3, 2016
Lease guarantees	902	495
Lease guarantees backed by letters of credit	60	68
Corporate and buyback guarantees	34	36
Total	996	599

The amounts included in the table above are the maximum undiscounted amounts the Group could be forced to settle under the arrangement for the full guaranteed amount, if that amount is claimed by the counterparty to the guarantee. As part of the divestment of U.S. Foodservice in 2007, Ahold Delhaize received an irrevocable standby letter of credit for $216 million (€163 million), which was reduced to $64 million (€60 million) as of January 1, 2017 (2015: $73 million (€68 million)).

Ahold Delhaize is contingently liable for leases that have been assigned to third parties in connection with facility closings and asset disposals. Ahold Delhaize could be required to assume the financial obligations under these leases, if any of the assignees are unable to fulfill their lease obligations. The lease guarantees are based on the nominal value of future minimum lease payments of the assigned leases, which extend through 2040. The amounts of the lease guarantees exclude the cost of common area maintenance and real estate taxes; such amounts may vary in time, per region, and per property. Of the €902 million in the undiscounted lease guarantees, €184 million relates to the BI-LO / Bruno’s divestment, €204 million to the Sweetbay, Harveys, and Reid’s divestment, €144 million to the Bottom Dollar Food divestment and €161 million to the Tops divestment. On a discounted basis the lease guarantees amount to €786 million and €437 million as of January 1, 2017, and January 3, 2016, respectively.

BI-LO / Bruno’s divestment

On February 5, 2009, and March 23, 2009, Bruno’s Supermarkets, LLC and BI-LO, LLC, respectively, filed for protection under Chapter 11 of the U.S. Bankruptcy Code (the filings). As a result of the filings, Ahold Delhaize has made an assessment of its potential obligations under the lease guarantees based upon the remaining initial term of each lease, an assessment of the possibility that Ahold Delhaize would have to pay under a guarantee and any potential remedies that Ahold Delhaize may have to limit future lease payments. Consequently, in 2009, Ahold Delhaize recognized provisions of €109 million and related tax benefit offsets of €47 million within results on divestments.

On May 12, 2010, the reorganized BI-LO exited bankruptcy protection and BI-LO assumed 149 operating locations that are guaranteed by Ahold Delhaize. During the BI-LO bankruptcy, BI-LO rejected a total of 16 leases that are guaranteed by Ahold Delhaize and Ahold Delhaize also took assignment of 12 other BI-LO leases with Ahold Delhaize guarantees. Based on the foregoing developments, Ahold Delhaize recognized a reduction of €23 million in its provision, after tax, within results on divestments in the first half of 2010. Since the end of the second quarter of 2010, Ahold Delhaize has entered into settlements with a number of landlords relating to leases of former BI-LO or Bruno’s stores that are guaranteed by Ahold Delhaize.

At the end of 2016, the remaining provision relating to BI-LO and Bruno’s was €15 million (2015: €19 million) with a related tax benefit offset of €6 million (2015: €8 million). This amount represents Ahold Delhaize’s best estimate of the discounted aggregate amount of the remaining lease obligations and associated charges, net of known mitigation offsets, which could result in cash outflows for Ahold Delhaize under the various lease guarantees. Ahold Delhaize continues to monitor any developments and pursue its mitigation efforts with respect to these lease guarantee liabilities.

Sweetbay, Harveys, Reid’s and Bottom Dollar Food Divestment

As a result of the merger, Ahold Delhaize has made an assessment of its potential obligations under lease guarantees considering the remaining term of each lease, re-let potential of the property if the acquirer were to default on the lease, and the credit position of the counter party. Ahold Delhaize recognized a liability of €20 million which represents the estimated fair value of the lease guarantees.

Other

Ahold Delhaize has provided corporate guarantees to certain suppliers of its franchisees or non-consolidated entities. Ahold Delhaize would be required to perform under the guarantee, if the franchisee or non-consolidated entity failed to meet its financial obligations, as described in the guarantee. Buyback guarantees relate to Ahold Delhaize’s commitment to repurchase stores or inventory from certain franchisees at predetermined prices. The buyback guarantees reflect the maximum committed repurchase value under the guarantees. The last of the corporate and buyback guarantees expire in 2022.

Representations and warranties as part of the sale of Ahold Delhaize’s operations

Ahold Delhaize has provided, in the relevant sales agreements, customary representations and warranties including, but not limited to, completeness of books and records, title to assets, schedule of material contracts and arrangements, litigation, permits, labor matters, and employee benefits and taxes. These representations and warranties will generally terminate, depending on their specific features, a number of years after the date of the relevant transaction completion date.

The most significant sales of operations are described below. In addition, specific, limited representations and warranties exist for a number of Ahold Delhaize’s smaller divestments. The aggregate impact of claims, if any, under such representations and warranties is not expected to be material.

Disco

Ahold Delhaize is required to indemnify the buyers of Disco S.A. (Disco) and Disco for certain claims made by alleged creditors of certain Uruguayan and other banks, with a contingent liability cap of €15 million. Ahold Delhaize assesses its likelihood to be liable up to the amount of the contingent liability gap to be remote. The cap does not include Ahold Delhaize’s indemnification obligation relating to the Uruguayan litigation described in the Legal proceedings section of this Note. Ahold Delhaize’s indemnification obligation relating to this litigation is not capped at a certain amount nor restricted to a certain time period.

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

BI-LO / Bruno’s

In connection with the sale of BI-LO and Bruno’s, Ahold Delhaize may be contingently liable to landlords under guarantees of some 200 BI-LO or Bruno’s operating or finance leases that existed at the time of the sale, in the event of a future default by the tenant under such leases. As a result of the bankruptcy filings by BI-LO and Bruno’s during 2009, a provision was recognized in 2009. BI-LO exited bankruptcy in May 2010 and the Company has re-evaluated its estimate of liability. For more information, refer to the Guarantees section of this Note.

Tops Markets, LLC

In connection with the sale of Tops in 2007, Ahold Delhaize has certain post-closing indemnification obligations under the sale agreement that the Company believes are customary for transactions of this nature. Ahold Delhaize retained liabilities in the sale, including contingent liability for 45 leases that carry Ahold Delhaize guarantees. Additionally, Ahold Delhaize retained liabilities related to stores previously sold, including guarantees on five Tops stores in eastern New York state, as well as liabilities related to the Tops convenience stores and the stores in northeast Ohio as outlined under Tops convenience stores.

Tops convenience stores: Wilson Farms and Sugarcreek

Pursuant to applicable law, Tops may be contingently liable to landlords under 186 leases assigned in connection with the sale of the Tops’ Wilson Farms and Sugarcreek convenience stores, in the event of a future default by the tenant under such leases. Ahold Delhaize may be contingently liable to landlords under the guarantees of 77 of these leases in the same event.

Tops northeast Ohio stores

Tops closed all of its locations in northeast Ohio prior to year-end 2006. As of January 1, 2017, 33 of the total 55 closed locations in northeast Ohio have been sold or are now subleased or partially subleased. An additional 19 leases have been terminated. Three stores continue to be marketed. In connection with the store sales, Tops and Ahold Delhaize have certain post-closing indemnification obligations under the sale agreements, which Ahold Delhaize believes are customary for transactions of this nature. Pursuant to applicable law, Ahold Delhaize may be contingently liable to landlords under guarantees of 14 of such leases in the event of a future default by the tenant under such leases. If Ahold Delhaize is able to assign the leases for the remaining northeast Ohio stores, then pursuant to applicable law, Ahold Delhaize also may be contingently liable to landlords under guarantees of certain of such remaining leases in the event of a future default by the tenant under such leases.

Sweetbay, Harveys and Reid’s and Bottom Dollar Food

As part of Ahold Delhaize’s divestment of Sweetbay, Harveys and Reid’s and Bottom Dollar Food, Ahold Delhaize has provided guarantees for a number of existing operating and finance lease contracts, which extend through 2037. At of January 1, 2017, Ahold Delhaize may be contingently liable for 99 leases related to the Sweetbay, Harveys and Reid’s divestment and 38 leases related to the Bottom Dollar Food divestment. In the event of a future default of the buyer, Ahold Delhaize will be obligated under the terms of the contracts to the landlords. The leases guaranteed are in respect of two specific buyers. The Sweetbay, Harveys and Reid’s stores were sold to BI-LO and the Bottom Dollar Food stores were sold to Aldi. For more information, refer to the Guarantees section of this Note.

Tom & Co

On July 29, 2016, Ahold Delhaize completed the divestment of pet specialist chain shop Tom & Co. As part of the transaction, Ahold Delhaize granted indemnities to the purchaser of all divested stores, which Ahold Delhaize believes are customary for transactions of this nature.

Divestment of remedy stores in Belgium

In March 2016, Ahold Delhaize received approval from the Belgian Competition Authority (“BCA”) for the merger between Ahold and Delhaize. The approval is conditional upon the divestment of a limited number of stores in Belgium to address competition concerns raised by BCA. The divestment process is ongoing. At year-end 2016, no divestments have been made. Until all requirements imposed by the BCA have been met, Albert Heijn and Delhaize stores in Belgium will continue to operate separately. See also Note 5 to the consolidated financial statements.

Divestment of remedy stores in the U.S.

In July, 2016, as a condition of receiving regulatory clearance for their merger from the United States Federal Trade Commission (“FTC”), Ahold and Delhaize entered into a consent agreement (“Consent Agreement”) with the FTC that required Ahold and Delhaize to divest stores in seven states in order to prevent the merger from being anti-competitive. In connection with the Consent Agreement, Ahold and Delhaize subsidiaries entered into agreements with seven buyers to sell a total of 86 stores (81 of these stores are required divestitures under the Consent Agreement), including 73 leased stores and 13 owned stores. As of January 1, 2017, Ahold Delhaize had completed all of the required divestitures, except for the sale of seven stores in Richmond, Virginia, which are scheduled to be sold to Publix North Carolina LP by July 2017. With respect to the 73 leased stores, the store sales involve the applicable Ahold Delhaize subsidiary assigning each store lease to the buyer. Pursuant to applicable law, the Ahold Delhaize subsidiary assigning each of the 73 leases may be contingently liable to the landlord under such lease, in the event of a future default by the tenant under such lease. Any other Ahold Delhaize subsidiary that previously held the tenant’s interest in such lease may also be liable in such event. In addition, Ahold Delhaize or Ahold Delhaize subsidiaries also may be contingently liable to landlords under the guarantees of 13 of the 73 leases in the same event. See also Note 5 to the consolidated financial statements.

Income tax

Because Ahold Delhaize operates in a number of countries, its income is subject to taxation in differing jurisdictions and at differing tax rates. Significant judgment is required in determining the consolidated income tax position. We seek to organize our affairs in a sustainable manner, taking into account the applicable regulations of the jurisdictions in which we operate. As a result of Ahold Delhaize’s multi-jurisdictional operations, it is exposed to a number of different tax risks including, but not limited to, changes in tax laws or interpretations of such tax laws. The authorities in the jurisdictions where Ahold Delhaize operates may review the Company’s tax returns and may disagree with the positions taken in those returns. While the ultimate outcome of such reviews is not certain, Ahold Delhaize has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for exposures on these matters. Based on its evaluation of the potential tax liabilities and the merits of Ahold Delhaize’s filing positions, it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in its consolidated financial statements will be material to its financial condition or future results of operations.

Legal proceedings

Ahold Delhaize and certain of its former or current subsidiaries are involved in a number of legal proceedings, which include litigation as a result of divestments, tax, employment, and other litigation and inquiries. The legal proceedings discussed below, whether pending, threatened or unasserted, if decided adversely or settled, may result in liability material to Ahold Delhaize’s financial condition, results of operations or cash flows. Ahold Delhaize may enter into discussions regarding the settlement of these and other proceedings, and may enter into settlement agreements, if it believes settlement is in the best interest of Ahold Delhaize’s shareholders. In accordance with IAS 37 “Provisions, Contingent Liabilities, and Contingent Assets,” Ahold Delhaize has recognized provisions with respect to these proceedings, where appropriate, which are reflected on its balance sheet.

Albert Heijn Franchising

The Vereniging Albert Heijn Franchisenemers (an association of Albert Heijn franchisees or VAHFR) has asserted claims against an Ahold Delhaize subsidiary, Albert Heijn Franchising BV (AHF), for the years 2008 through 2012, the alleged value of which exceeds €200 million in aggregate. AHF and the VAHFR have had ongoing discussions for a number of years about the resolution of certain cost items under individual franchise agreements. On December 24, 2014, AHF and other legal entities within the Ahold Delhaize Group of companies received a writ in which VAHFR and 242 individual claimants would initiate proceedings as of April 15, 2015, before the District Court of Haarlem with respect to these discussions. On November 16, 2016, the court issued a judgment rejecting all claims of the VAHFR and the individual claimants. On February 13, 2017, VAHFR and 240 individual franchisers filed a formal appeal, which is to be substantiated, against the judgment.

Notwithstanding the foregoing, the years from 2010 onwards are still to be settled. Ahold Delhaize has an existing provision of €30 million with regard to the settlement of costs with individual franchisees for the entire period up to and including 2016.

Uruguayan litigation

Ahold Delhaize, together with Disco and Disco Ahold International Holdings N.V. (DAIH), is a party to one lawsuit in Uruguay related to Ahold Delhaize’s 2002 acquisition of Velox Retail Holdings’ shares in the capital of DAIH. The two other related lawsuits in Uruguay were finally decided in favor of Ahold Delhaize in 2013. The damages alleged by the plaintiffs, alleged creditors of certain Uruguayan and other banks, amount to approximately $62 million (€59 million) plus interest and costs. As part of the sale of Disco to Cencosud in 2004, Ahold Delhaize indemnified Cencosud and Disco against the outcome of these legal proceedings. The one remaining lawsuit is ongoing. Ahold Delhaize continues to believe that the plaintiffs’ claims are without merit and will continue to vigorously oppose such claims.

Greek litigation

In a shareholders’ matter related to Alfa Beta Vassilopoulos S.A. (“AB”), Ahold Delhaize’s wholly-owned subsidiary in Greece, Ahold Delhaize was notified in 2011 that some former shareholders of AB, who together held 7% of AB shares, filed a claim with the Court of First Instance of Athens challenging the price paid by Ahold Delhaize during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. They have also filed a separate claim for compound interest. Ahold Delhaize believes that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements and against a fair price, and vigorously defends itself against these claims. A decision on the merits of the matter by the Court of First Instance is expected to occur in the course of 2017.

Other legal proceedings

In addition to the legal proceedings described previously in this Note, Ahold Delhaize and its former or current subsidiaries are parties to a number of other legal proceedings arising out of their business operations. Ahold Delhaize believes that the ultimate resolution of these other proceedings will not, in the aggregate, have a material adverse effect on Ahold Delhaize’s financial position, results of operations or cash flows. Such other legal proceedings, however, are subject to inherent uncertainties and the outcome of individual matters is unpredictable. It is possible that Ahold Delhaize could be required to make expenditures, in excess of established provisions, in amounts that cannot reasonably be estimated.

35 Subsequent events

There have been no significant subsequent events.

36 List of subsidiaries, joint ventures and associates

The following are Ahold Delhaize’s significant subsidiaries, joint ventures and associates as of January 1, 2017:

Consolidated subsidiaries

Unless otherwise indicated, these are, directly or indirectly, wholly or virtually wholly owned subsidiaries. Subsidiaries not important to providing an insight into the Ahold Delhaize Group as required under Dutch law are omitted from this list. With respect to the separate financial statements of the Dutch legal entities included in the consolidation, the Company availed itself of the exemption laid down in section 403, subsection 1 of Book 2 of the Dutch Civil Code. Pursuant to said section 403, Ahold Delhaize has assumed joint and several liabilities for the debts arising out of the legal acts of a number of subsidiaries in the Netherlands, which form part of the consolidation. The names of the subsidiaries for which Ahold Delhaize has issued 403 declarations are open for inspection at the trade register as managed by the Netherlands Chamber of Commerce.

Retail trade Europe

Albert Heijn B.V., Zaandam, the Netherlands

Albert Heijn Franchising B.V., Zaandam, the Netherlands

Gall & Gall B.V., Zaandam, the Netherlands

Etos B.V., Zaandam, the Netherlands

bol.com B.V., Utrecht, the Netherlands

Alfa Beta Vassilopoulos S.A., Athens, Greece

Delhaize Le Lion / De Leeuw Comm. VA, Brussels, Belgium

Delhaize Serbia d.o.o. Beograd, Belgrade, Serbia

Mega Image S.R.L., Bucharest, Romania

AHOLD Czech Republic a.s., Prague, Czech Republic

Albert Heijn België N.V. / SA, Schoten, Belgium

Ahold Germany GmbH, Mettmann, Germany

Delhaize Luxembourg S.A., Kehlen, Grand-Duchy of Luxembourg

Retail trade United States

The Stop & Shop Supermarket Company LLC, Boston, Massachusetts

Food Lion LLC, Salisbury, North Carolina

Giant Food Stores LLC, Carlisle, Pennsylvania

Giant of Maryland LLC, Landover, Maryland

Hannaford Bros. Co., LLC, Scarborough, Maine

Peapod LLC, Skokie, Illinois

Other

Ahold Delhaize Coffee Company B.V., Zaandam, the Netherlands

Ahold Europe Real Estate & Construction B.V., Zaandam, the Netherlands

Ahold Finance Company N.V., Zug, Switzerland

Ahold Financial Services LLC, Carlisle, Pennsylvania, United States

Ahold Finance U.S.A., LLC, Zaandam, the Netherlands

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

Ahold Licensing Sàrl, Geneva, Switzerland

Ahold Nederland B.V., Zaandam, the Netherlands

Ahold U.S.A. Inc., Boston, Massachusetts, United States

American Sales Company LLC, Lancaster, New York, United States

CUW B.V., Willemstad, Curaçao

Delhaize America LLC, Salisbury, North Carolina, United States

Delhaize Griffin N.V. / SA, Brussels, Belgium

Delhaize The Lion Coordination Center N.V. / SA, Brussels, Belgium

Delhaize “The Lion” Nederland B.V., Delft, The Netherlands

Delhaize US Holding Inc., Salisbury, North Carolina, United States

DZA Brands LLC, Salisbury, North Carolina, United States

Lion Lux Finance Sàrl, Kehlen, Grand-Duchy of Luxembourg

Lion Retail Holding Sàrl, Kehlen, Grand-Duchy of Luxembourg

MAC Risk Management Inc., Boston, Massachusetts, United States

The MollyAnna Company, Montpelier, Vermont, United States

Joint ventures and associates (unconsolidated)

JMR – Gestão de Empresas de Retalho, SGPS, S.A., Lisbon, Portugal (49% owned by Ahold Delhaize’s subsidiary Ahold International Sàrl)

Jerónimo Martins Retail Services S.A., Klosters, Switzerland (49% owned by Ahold Delhaize’s subsidiary Ahold Delhaize’s International Sàrl)

P.T. Lion Super Indo LLC, Jakarta, Indonesia (51% owned by Ahold Delhaize’s subsidiary Delhaize “The Lion” Nederland B.V.)

37 Guarantor subsidiaries

The following represents guarantor information under S-X Rule 3-10 related to the full and unconditional guarantee of Koninklijke Ahold Delhaize N.V. (“Parent”) regarding the debt that was acquired by Parent as a result of the merger with Delhaize Group, effective July 24, 2016.

We are party to a Cross Guarantee Agreement, dated as of May 21, 2007, with Delhaize US Holding, Inc. and substantially all of its U.S. subsidiaries, under which each company party to the agreement guarantees fully and unconditionally, jointly and severally, Ahold Delhaize’s existing financial indebtedness, Delhaize America’s existing financial indebtedness, the specific financial indebtedness of one European subsidiary and all future unsubordinated financial indebtedness of each party to the agreement from the date such party joined the agreement.

If any sum owed to a creditor by a guarantor pursuant to its guarantee under the Cross Guarantee Agreement is not recoverable from such guarantor for any reason whatsoever, then such guarantor is obligated, forthwith upon demand by such creditor, to pay such sum by way of a full indemnity.

As of the date of filing this Annual Report on Form 20-F the parties to the Cross Guarantee Agreement are:

•	Koninklijke Ahold Delhaize N.V. (“Parent company”);

•	Delhaize De Leeuw/Le Lion Comm. V.A and Delhaize America, LLC (“Subsidiary Issuers”);

•	Delhaize US Holding, Inc., Food Lion, LLC, Hannaford Bros. Co., LLC, Risk Management Services, Inc., Martin’s Foods of South Burlington, LLC, Boney Wilson & Sons, Inc., Victory Distributors, LLC, Bottom Dollar Food Northeast, LLC, Retail Business Services LLC, Retained Subsidiary One, LLC, Delhaize America Distribution, LLC, DZA Brands, LLC, Delhaize America Transportation, LLC and Delhaize America Supply Chain Services, Inc as “Guarantor Subsidiaries”.

The following condensed consolidating financial information presents the results of Parent, the Subsidiary Issuers, Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the eliminations to arrive at Ahold Delhaize financial information on a consolidated basis as of January 1, 2017 and for the year then ended.

S-X 3-10 information is not separately provided for financial years 2015 and 2014, as - at that time - all of Ahold’s subsidiaries were non-guarantor subsidiaries and the Ahold parent had no significant operations. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Consolidated income statement and comprehensive income for 2016

€ million	Parent	Delhaize Le Lion / De Leeuw Comm. VA (issuer and guarantor subsidiary)	Delhaize America LLC (issuer and guarantor subsidiary)	Guarantor subsidiaries (non issuers)	Non-Guarantor subsidiaries	Elimination	Consolidated
Net sales	—	2,143	0	7,065	40,565	(78)	49,695
Cost of sales	—	(1,749)	0	(5,207)	(29,439)	78	(36,317)
Gross profit	—	394	0	1,858	11,126	—	13,378
Selling expenses	—	(251)	0	(1,404)	(8,221)	—	(9,876)
General and administrative expenses	(36)	(105)	(3)	(237)	(1,537)	—	(1,918)
Total operating expenses	(36)	(356)	(3)	(1,641)	(9,758)	—	(11,794)

Operating income	(36)	38	(3)	217	1,368	—	1,584
Interest income	1	1	3	85	121	(196)	15
Interest expense	(102)	(32)	(23)	(35)	(277)	196	(273)
Net interest expense on defined benefit pension plans	—	—	—	—	(18)	—	(18)
Other financial expenses	(249)	(36)	—	1	19	—	(265)
Net financial expenses	(350)	(67)	(20)	51	(155)	—	(541)

Income before income taxes	(386)	(29)	(23)	268	1,213	—	1,043
Income taxes	96	11	9	(104)	(259)	—	(247)
Share in income of joint ventures	—	—	—	—	34	—	34
Share in income of subsidiaries	1,120	257	127	62	354	(1,920)	—
Income from continuing operations	830	239	113	226	1,342	(1,920)	830

Income (loss) from discontinued operations	—			—	—	—	—
Net income	830	239	113	226	1,342	(1,920)	830

Attributable to:
Common shareholders	830	239	113	226	1,342	(1,920)	830
Non-controlling interests	—			—	—	—	—

Other comprehensive income	424	243	240	409	440	(1,332)	424
Total comprehensive income	1,254	482	353	635	1,782	(3,252)	1,254

Consolidated balance sheet at January 1, 2017

€ million	Parent	Delhaize Le Lion / De Leeuw Comm. VA (issuer and guarantor subsidiary)	Delhaize America LLC (issuer and guarantor subsidiary)	Guarantor subsidiaries (non issuers)	Non- Guarantor subsidiaries	Elimination	Consolidated
Assets
Property, plant and equipment	2	794	—	2,986	7,988	—	11,770
Investment property	—	5	—	118	604	—	727
Intangible assets	18	1,898	—	5,489	5,142	—	12,547
Investments in subsidiaries	20,728	8,781	6,578	903	11,347	(48,337)	—
Investments in joint ventures and associates	—	—	—	—	274	—	274
Other non-current financial assets	210	69	394	4,573	7,705	(12,735)	216
Deferred tax assets	6	—	—	—	694	—	700
Other non-current assets	2	2	—	—	60	—	64

Total non-current assets	20,966	11,549	6,972	14,069	33,814	(61,072)	26,298

Assets held for sale	—	—	—	1	49	—	50
Inventories	—	208	—	1,030	2,050	—	3,288
Receivables	12	2,589	271	132	1,613	(3,029)	1,588
Other current financial assets	426	113	3	10	3,150	(3,025)	677
Income taxes receivable	—	1	—	—	35	—	36
Prepaid expenses and other current assets	8	38	—	42	218	—	306
Cash and cash equivalents	201	192	188	216	3,235	—	4,032

Total current assets	647	3,141	462	1,431	10,350	(6,054)	9,977

Total assets	21,613	14,690	7,434	15,500	44,164	(67,126)	36,275

Equity and liabilities

Shareholders’ equity	16,276	8,395	5,348	9,159	25,435	(48,337)	16,276
Non-controlling interests	—	—	—	—	—	—	—

Group equity	16,276	8,395	5,348	9,159	25,435	(48,337)	16,276

Loans	2,819	3,147	1,609	2,718	5,703	(12,685)	3,311
Other non-current financial liabilities	497	69	18	424	1,569	(50)	2,527
Pensions and other post-employment benefits	1	25	21	46	566	—	659
Deferred tax liabilities	—	261	(131)	1,075	391	—	1,596
Provisions	6	37	—	100	788	—	931
Other non-current liabilities	—	10	—	124	444	—	578

Total non-current liabilities	3,323	3,549	1,517	4,487	9,461	(12,735)	9,602

Liabilities related to assets held for sale	—			—	9	—	9
Accounts payable	28	1,402	15	1,114	5,859	(3,029)	5,389
Other current financial liabilities	1,960	1,155	609	96	1,383	(3,025)	2,178
Income taxes payable	8	—	(68)	154	(7)	—	87
Provisions	—	18	—	69	296	—	383
Other current liabilities	18	171	13	421	1,728	—	2,351

Total current liabilities	2,014	2,746	569	1,854	9,268	(6,054)	10,397

Total equity and liabilities	21,613	14,690	7,434	15,500	44,164	(67,126)	36,275

Consolidated statement of cash flows for 2016

€ million	Parent	Delhaize Le Lion / De Leeuw Comm. VA (issuer and guarantor subsidiary)	Delhaize America LLC (issuer and guarantor subsidiary)	Guarantor subsidiaries (non issuers)	Non- Guarantor subsidiaries	Elimination	Consolidated
Net cash from operating activities	(93)	129	(4)	458	2,403	—	2,893

Purchase of non-current assets	(3)	(87)	3	(222)	(993)	—	(1,302)
Divestments of assets / disposal groups held for sale	—	3	—	51	50	—	104
Acquisition of businesses, net of cash acquired	—	197	213	25	1,770	—	2,205
Divestment of businesses, net of cash divested	—	—	—	—	(4)	—	(4)
Changes in short-term deposits and similar instruments	113	—	—	—	319	—	432
Dividends received from joint ventures	—	—	—	—	19	—	19
Interest received	1	1	—	195	127	(309)	15
Capital contributions paid and dividends received from subsidiaries	404	(33)	222	(129)	(7)	(715)	—
Other	(81)	(14)	(173)	(116)	(1,302)	1,687	1

Investing cash flows from continuing operations	434	67	265	62	(21)	663	1,470
Investing cash flows from discontinued operations	—	—	—	—	—	—	—

Net cash from investing activities	434	67	265	62	(21)	663	1,470

Interest paid	(108)	(61)	(26)	(34)	(373)	309	(293)
Repayments of loans	(314)	—	—	(1)	(32)	—	(347)
Changes in short-term loans	1,486	16	(17)	90	321	(1,687)	209
Repayment of finance lease liabilities	—	(1)	—	(34)	(106)	—	(141)
Dividends paid on common shares	(429)	—	—	—	—	—	(429)
Capital repayment	(1,001)	—	—	—	—	—	(1,001)
Other cash flows from derivatives	(231)	24	—	—	(53)	—	(260)
Capital contributions received and dividends paid by subsidiaries	—	—	(84)	(228)	(403)	715	—
Other	112	(6)	46	(135)	(4)	—	13

Financing cash flows from continuing operations	(485)	(28)	(81)	(342)	(650)	(663)	(2,249)
Financing cash flows from discontinuing operations	—	—	—	—	—	—	—

Net cash from financing activities	(485)	(28)	(81)	(342)	(650)	(663)	(2,249)
Net cash from operating, investing and financing activities	(144)	168	180	178	1,732	—	2,114

Cash and cash equivalents at the beginning of the period (excluding restricted cash)	336	—	—	—	1,483	—	1,819
Effect of exchange rate differences on cash and cash equivalents	9	20	8	8	12	—	57

Cash and cash equivalents at the end of the period (excluding restricted cash)	201	188	188	186	3,227	—	3,990

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of Association of Koninklijke Ahold Delhaize N.V.

1.2	Rules of Procedure of the Supervisory Board of Koninklijke Ahold Delhaize N.V.

1.3	Rules of Procedure of the Management Board and Executive Committee of Koninklijke Ahold Delhaize N.V.

2.1	Form of Second Amended and Restated Deposit Agreement dated as of July 2, 2013, among Koninklijke Ahold N.V., Deutsche Bank Trust Company Americas, as depositary, and all owners and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 99-a to the registrant’s Registration Statement on Form F-6 filed on June 25, 2013 (File No. 333-189583))

2.2	Form of Amendment to Deposit Agreement, dated as of June 26, 2015, among Koninklijke Ahold N.V., Deutsche Bank Trust Company Americas, as depositary, and all owners and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 99-a2 to the registrant’s Registration Statement on Form F-6 filed on July 27, 2015 (File No. 333-205885))

2.3	Second Amendment dated as of June 21, 2016, to the Second Amended and Restated Deposit Agreement dated as of July 2, 2013, as amended by that certain Amendment to Deposit Agreement dated as of June 26, 2015, among Koninklijke Ahold N.V., Deutsche Bank Trust Company Americas, and all owners and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit (a)(3) to the registrant’s Registration Statement on Form F-6 filed on June 21, 2016 (File No. 333-205885))

2.4	Option Agreement, restated as of December 15, 2003, between Koninklijke Ahold N.V. and Stichting Ahold Continuïteit (incorporated herein by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form F-4 filed on January 25, 2016 (File No. 333-209098))

2.5	Agency Agreement, dated as of May 12, 2000, in respect of a €3,000,000,000 Euro Medium Term Note Programme, between Koninklijke Ahold N.V., Ahold Finance B.V., Ahold Finance Europe B.V. and Ahold Finance U.S.A., Inc. as issuers, Koninklijke Ahold N.V. as guarantor, Banque Internationale à Luxembourg S.A. as agent and ABN AMRO Bank N.V. as paying agent (incorporated herein by reference to Exhibit 4.2 to the registrant’s Registration Statement on Form F-4 filed on January 25, 2016 (File No. 333-209098))

2.6	Supplemental Agency Agreement, dated as of April 26, 2001, in respect of a €5,000,000,000 Euro Medium Term Note Programme, between Koninklijke Ahold N.V., Ahold Finance B.V., Ahold Finance Europe B.V. and Ahold Finance U.S.A., Inc. as issuers, Koninklijke Ahold N.V. as guarantor, Dexia Banque Internationale à Luxembourg S.A. as agent and ABN AMRO Bank N.V. as paying agent (incorporated herein by reference to Exhibit 4.3 to the registrant’s Registration Statement on Form F-4 filed on January 25, 2016 (File No. 333-209098))

2.7	Pricing Supplement, dated as of May 11, 2001, of Koninklijke Ahold N.V., as issuer, relating to the issuance of JPY 33,000,000,000 Floating Rate Notes due May 15, 2031, under the €3,000,000,000 Euro Medium Term Note Programme (incorporated herein by reference to Exhibit 4.4 to the registrant’s Registration Statement on Form F-4 filed on January 25, 2016 (File No. 333-209098))

4.1	Merger Agreement, dated June 24, 2015, by and between Delhaize Group NV/SA and Koninklijke Ahold N.V. (incorporated herein by reference to Annex A to the prospectus forming part of the registrant’s Registration Statement on Form F-4 filed on January 25, 2016 (File No. 333-209098))

4.2	Amendment and Restatement Agreement, dated as of February 25, 2015, of a Revolving Facilities Agreement, dated June 6, 2011, resulting in an aggregate principal amount of €1,000,000,000, by and between Koninklijke Ahold N.V. and certain of its subsidiaries as obligors and ABN AMRO Bank N.V.; Bank of America Merrill Lynch International Limited; BNP Paribas Fortis SA/NV, Netherlands branch; Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank); Deutsche Bank Luxembourg S.A.; Goldman Sachs Bank USA; ING Bank N.V.; J.P. Morgan Limited; KBC Bank N.V., acting through its branch in the Netherlands; KBC Bank NV Nederland; The Royal Bank of Scotland PLC; Société Générale Corporate & Investment Banking (the corporate and investment banking division of Société Générale); The Bank of Tokyo-Mitsubishi UFJ, Ltd and U.S. Bank National Association as arrangers; Société Générale Corporate & Investment Banking (the corporate and investment banking division of Société Générale) and The Bank of Tokyo-Mitsubishi UFJ, Ltd as coordinators; Bank of America Merrill Lynch International Limited as agent; and Bank of America, N.A. and BNP Paribas Fortis SA/NV, Netherlands branch as issuing banks and financial institutions as lenders (incorporated herein by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-4 filed on January 25, 2016 (File No. 333-209098))

4.3	Cross Guarantee Agreement, dated May 21, 2007, by and among Delhaize Group; Delhaize America, Inc.; Food Lion, LLC; Hannaford Bros. Co.; Kash n’ Karry Food Stores, Inc.; FL Food Lion, Inc.; Risk Management Services, Inc.; Hannbro Company; Martin’s Foods of South Burlington, Inc.; Shop ‘n Save-Mass, Inc.; Hannaford Procurement Corp.; Boney Wilson & Sons, Inc.; J.H. Harvey Co., LLC; Hannaford Licensing Corp.; and Victory Distributors, Inc. (incorporated by reference to Exhibit 99.2 to Delhaize Group’s Report on Form 6-K, filed on May 29, 2007)

4.4	Joinder Letter Agreement, dated December 18, 2009, by Delhaize US Holding, Inc., whereby Delhaize US Holding, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.7 to Delhaize Group’s Annual Report on Form 20-F, filed on June 28, 2010)

4.5	Joinder Letter Agreement, dated April 3, 2013, by Bottom Dollar Food Northeast, LLC, whereby Bottom Dollar Food Northeast, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F, filed on April 26, 2013)

4.6	Joinder Letter Agreement, dated November 22, 2013, by DZA Brands, LLC, whereby DZA Brands, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.9 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.7	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Supply Chain Services, Inc., whereby Delhaize America Supply Chain Services, Inc. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.10 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.8	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Shared Services Group, LLC, whereby Delhaize America Shared Services Group, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.11 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.9	Joinder Letter Agreement, dated November 22, 2013, by Delhaize America Distribution, LLC, whereby Delhaize America Distribution, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.12 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.10	Joinder Letter Agreement, dated November 22, 2013, by Retained Subsidiary One, LLC, whereby Retained Subsidiary One, LLC agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.13 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.11	Joinder Letter Agreement, dated November 22, 2013, by Hannaford Trucking Company (now known as Delhaize America Transportation, LLC), whereby Hannaford Trucking Company agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement (incorporated by reference to Exhibit 4.14 to Delhaize Group’s Annual Report on Form 20-F, filed on April 25, 2014)

4.12	Joinder Letter Agreement, dated July 23, 2016, by Delhaize Le Lion / De Leeuw B.V. (now known as Delhaize Le Lion / De Leeuw CVA), whereby Delhaize Le Lion / De Leeuw B.V. agrees to be bound as a Guarantor by all of the terms, covenants and conditions set forth in the Cross-Guarantee Agreement

8.1	Subsidiaries of Koninklijke Ahold Delhaize N.V.

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act